Form 20-F
period 2015-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2016-04-06
CIK 842180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	New York Stock Exchange
Ordinary shares, par value €0.49 per share	New York Stock Exchange*
Guarantee of Non-Cumulative Guaranteed Preferred Securities, Series C, liquidation preference $1,000 each, of BBVA International Preferred, S.A. Unipersonal	New York Stock Exchange**
3.000% Fixed Rate Senior Notes due 2020	New York Stock Exchange

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
**	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-Cumulative Guaranteed Preferred Securities of BBVA International Preferred, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2015, was:

Ordinary shares, par value €0.49 per share—6,366,680,118

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

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, the “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•	adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions (including the recent acquisition of an additional stake in Türkiye Garanti Bankası A.Ş. and the acquisition of Catalunya Banc, S.A.) divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal processes, systems (including information technology systems) and security;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the years ended December 31, 2015, 2014 and 2013. Accordingly, the Consolidated Financial Statements included in this Annual Report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

The financial information as of and for the years ended December 31, 2012 and 2011 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, mainly as a result of the implementation of changes in the accounting standards set out in IFRS 10 and 11 that came into force in 2013. In addition, the financial information as of and for the years ended December 31, 2014, 2013, 2012 and 2011 may differ from previously reported financial information as of such date and for such period in our respective annual reports on Form 20-F for certain prior years, as a result of the retrospective revisions referred to below.

Retrospective Revisions

Reclassifications of certain operating expenses

In the fourth quarter of 2015, we reclassified several operating expenses related to technology from our Corporate Center to our Banking Activity in Spain segment. This reclassification was the result of the reassignment of technology-related management resources and responsibilities from the Corporate Center to the Banking Activity in Spain segment during 2015.

In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect the reclassification of these expenses. This reclassification of expenses did not affect the Group’s consolidated income statements.

Changes in operating segments

On July 27, 2015, we acquired 62,538,000,000 shares (in the aggregate) of the Turkish bank Türkiye Garanti Bankası A.Ş. (“Garanti”) from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, under certain agreements entered into on November 19, 2014. Following this acquisition, we hold 39.90% of Garanti’s share capital and fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity.

This acquisition resulted in certain changes in our operating segments. In particular, since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our stake in Garanti (25.01% until July 27, 2015 and 39.90% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey.

In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect our current reporting structure. This revision did not affect the Group’s consolidated income statements.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Annual Report may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Venezuela

The local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan bolivar and they are converted into euros for purposes of preparing the Group’s consolidated financial statements. Venezuela has strict foreign exchange restrictions and different exchange rates in place.

In past years, we have used different exchange rates to prepare the Group’s consolidated financial statements:

•	Until January 1, 2014, we used the CADIVI exchange rate (named after the acronym, in Spanish, of the Foreign Exchange Administration Commission, currently the National Center for Foreign Trade or CENCOEX). As of December 31, 2013 the exchange rate was 8.68 Venezuelan bolivars per euro. For purposes of preparing our consolidated financial statements as of and for the year ended December 31, 2013 we used the CADIVI exchange rate.

•	In 2014 the Venezuelan government approved a new exchange rate system referred to as the “foreign-currency system”, in which the exchange rate against the U.S. dollar was determined in an auction which was open to both individuals and companies, resulting in an exchange rate that fluctuated from auction to auction and was published on the website of the Complementary Currency Administration System (SICAD I). Subsequently, in July 2014, the Venezuelan government established a new type of auction called SICAD II only applicable to certain types of transactions and not applicable to credit institutions. As of December 31, 2014 the applicable exchange rate (SICAD I) was 14.71 Venezuelan bolivars per euro. For purposes of preparing our consolidated financial statements as of and for the year ended December 31, 2014 we used the SICAD I exchange rate.

•	On February 10, 2015, the Venezuelan government announced the cancellation of SICAD II and its combination with SICAD I in order to create a new SICAD and the creation of a new foreign-currency system called SIMADI. The Group used the SIMADI exchange rate starting in March 2015 for purpose of the Group’s interim financial statements. The SIMADI exchange rate increased rapidly until approximately 218 Venezuelan bolivars per euro and stabilized during the second half of 2015 reaching 216.3 Venezuelan bolivars per euro as of December 31, 2015. However, as explained below, we have not used this exchange rate to prepare the Group’s Consolidated Financial Statements.

•	Our Board of Directors considered that the use of the SIMADI exchange rate as of December 31, 2015 for preparing the Group’s Consolidated Financial Statements would not lead to an accurate picture of the consolidated financial statements of the Group or the financial position of the Group subsidiaries in Venezuela. Consequently, the Group used an alternative conversion exchange rate of 469.5 Venezuelan bolivars per euro for the conversion of the financial statements of the Group’s subsidiaries in Venezuela as of and for the year ended December 31, 2015. This alternative exchange rate has been calculated by the Research Service of the Group taking into account the estimated evolution of inflation in Venezuela in 2015 (170%) (see Note 2.2.20 to the Consolidated Financial Statements).

The use of the SIMADI exchange rate instead of the alternative exchange rate referred to above as of December 31, 2015 would have had a positive impact on the Group’s equity of €122 million attributable to the Group and €86 million to non-controlling interests, representing less than 1% of total equity. See Note 2.2.16 to the Consolidated Financial Statements. Further, the application of the SIMADI exchange rate instead of the alternative exchange rate as of December 31, 2015 would have resulted in an increase in total assets of less than 0.25% of the consolidated total assets of the Group as of December 31, 2015 and a non-significant positive impact on the consolidated profit of the Group for the year ended December 31, 2015.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Director and Senior Management

Not Applicable.

B.	Advisers

Not Applicable.

C.	Auditors

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2015, 2014 and 2013 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited consolidated financial statements for 2012 and 2011 are not included in this document, and they instead are derived from the respective annual reports on Form 20-F for certain prior years previously filed by us with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December, 31,
	2015	2014	2013 (1)	2012 (1)	2011 (1)
	(In Millions of Euros, Except Per Share/ADS Data)
Consolidated Statement of Income Data
Interest and similar income	24,783	22,838	23,512	24,815	23,229
Interest and similar expenses	(8,761)	(8,456)	(9,612)	(10,341)	(10,505)
Net interest income	16,022	14,382	13,900	14,474	12,724
Dividend income	415	531	235	390	562
Share of profit or loss of entities accounted for using the equity method	174	343	694	1,039	787
Fee and commission income	6,340	5,530	5,478	5,290	4,874
Fee and commission expenses	(1,729)	(1,356)	(1,228)	(1,134)	(980)
Net gains(losses) on financial assets and liabilities	865	1,435	1,608	1,636	1,070
Net exchange differences	1,165	699	903	69	410
Other operating income	4,993	4,581	4,995	4,765	4,212
Other operating expenses	(4,883)	(5,420)	(5,833)	(4,705)	(4,019)
Gross income	23,362	20,725	20,752	21,824	19,640
Administration costs	(10,836)	(9,414)	(9,701)	(9,396)	(8,634)
Depreciation and amortization	(1,272)	(1,145)	(1,095)	(978)	(810)
Provisions (net)	(731)	(1,142)	(609)	(641)	(503)
Impairment losses on financial assets (net)	(4,272)	(4,340)	(5,612)	(7,859)	(4,185)
Net operating income	6,251	4,684	3,735	2,950	5,508
Impairment losses on other assets (net)	(273)	(297)	(467)	(1,123)	(1,883)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	(2,135)	46	(1,915)	3	44
Negative goodwill	26	—	—	376	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	734	(453)	(399)	(624)	(271)
Operating profit before tax	4,603	3,980	954	1,582	3,398
Income tax	(1,274)	(898)	16	352	(158)
Profit from continuing operations	3,328	3,082	970	1,934	3,240
Profit from discontinued operations (net) (2)	—	—	1,866	393	245
Profit	3,328	3,082	2,836	2,327	3,485
Profit attributable to parent company	2,642	2,618	2,084	1,676	3,004
Profit attributable to non-controlling interests	686	464	753	651	481
Per share/ADS(3) Data
Profit from continuing operations	3,328	3,082	970	1,934	3,240
Diluted profit attributable to parent company (4)	0.39	0.41	0.04	0.30	0.62
Basic profit attributable to parent company	0.39	0.41	0.04	0.30	0.62
Dividends declared (In Euros)	0.160	0.080	0.100	0.200	0.200
Dividends declared (In U.S. dollars)	0.174	0.097	0.138	0.264	0.259
Number of shares outstanding (at period end)	6,366,680,118	6,171,338,995	5,785,954,443	5,448,849,545	4,903,207,003

(1)	Restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies).
(2)	For 2013, 2012, and 2011, includes the capital gains from the sale of Afore Bancomer in Mexico and the South America pension fund administrators, as well as the earnings recorded by these companies up to the date of these sales.
(3)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2011, October 2011, April 2012, October 2012, April 2013, October 2013, April 2014, October 2014, December 2014, April 2015, October 2015 and December 2015, and excluding the weighted average number of treasury shares during the period (6,290 million, 5,905 million, 5,597 million, 5,829 million and 5,093 million shares in 2015, 2014, 2013, 2012 and 2011 , respectively). With respect to the years ended December 31, 2015, 2014 and 2013, see Note 5 to the Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2015		2014	2013 (1)	2012 (1)	2011 (1)
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	750,078		631,942	582,697	621,132	582,899
Net assets	55,439		51,609	44,565	43,802	40,058
Common stock	3,120		3,024	2,835	2,670	2,403
Loans and receivables (net)	457,644		372,375	350,945	371,347	369,916
Customer deposits	403,069		319,060	300,490	282,795	272,402
Debt certificates and subordinated liabilities	82,274		72,191	74,676	98,070	96,427
Non-controlling interest	8,149		2,511	2,371	2,372	1,893
Total equity	55,439		51,609	44,565	43,802	40,058
Consolidated ratios
Profitability ratios:
Net interest margin(2)	2.27%		2.40%	2.32%	2.38%	2.29%
Return on average total assets(3)	0.5%		0.5%	0.5%	0.4%	0.6%
Return on average total equity (4)	5.3%		5.6%	5.0%	4.1%	8.0%
Credit quality data
Loan loss reserve (5)	18,752		14,278	14,995	14,159	9,139
Loan loss reserve as a percentage of total loans and receivables (net)	4.10	%(8)	3.83%	4.27%	3.81%	2.47%
Non-performing asset ratio (NPA ratio) (6)	5.39	%(9)	5.98%	6.95%	5.06%	3.96%
Impaired loans and advances to customers	25,333		22,703	25,445	19,960	15,416
Impaired contingent liabilities to customers (7)	664		413	410	312	217

	25,997		23,116	25,855	20,272	15,633

Loans and advances to customers	432,856		352,901	338,557	356,278	351,634
Contingent liabilities to customers	49,876		33,741	33,543	36,891	37,126

	482,732		386,642	372,100	393,169	388,760

(1)	Information has been restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies).
(2)	Represents net interest income as a percentage of average total assets.
(3)	Represents profit as a percentage of average total assets.
(4)	Represents profit attributable to parent company as a percentage of average equity (monthly average equity), excluding “Non-controlling interest”.

(5)	Represents impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities. See Note 13 to the Consolidated Financial Statements.
(6)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(7)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 5.9%, 6.4%, 7.5%, 5.6% and 4.4% as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively.
(8)	2.66% calculated considering the net value of the loans of Garanti and Catalunya Banc as of December 31, 2015.
(9)	4.18% calculated considering the net value of the loans of Garanti and Catalunya Banc as of December 31, 2015.

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

Year ended December 31,	Average(1)
2011	1.4002
2012	1.2908
2013	1.3303
2014	1.3210
2015	1.1032
2016 (through March 31, 2016)	1.1030

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
September 30, 2015	1.1358	1.1104
October 31, 2015	1.1437	1.0963
November 30, 2015	1.1026	1.0562
December 31, 2015	1.1025	1.0573
January 31, 2016	1.0964	1.0743
February 29, 2016	1.1362	1.0868
March 31, 2016	1.1390	1.0845

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 31, 2016, was $1.1390.

As of December 31, 2015, approximately 47% of our assets and approximately 46% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.4.2 to our Consolidated Financial Statements (“Market Risk—Structural Exchange Rate Risk”) and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Macroeconomic Risks

Economic conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations

Despite recent improvements in certain segments of the global economy (including, to a lesser extent, the Eurozone), uncertainty remains concerning the future economic environment. The deterioration of economic conditions in the countries where the Group operates could adversely affect the cost and availability of funding for the Group, the quality of the Group’s loan and investment securities portfolios and levels of deposits and profitability and require the Group to take impairments on its exposures to the sovereign debt of one or more countries or otherwise adversely affect the Group’s business, financial condition and results of operations. In addition, the process the Group uses to estimate losses inherent in its credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of its borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of the Group’s estimates, which may, in turn, affect the reliability of the process and the sufficiency of the Group’s loan loss provisions.

The Group faces, among others, the following economic risks:

•	weak economic growth or recession in the countries where it operates;

•	deflation, mainly in Europe, or significant inflation, such as the significant inflation recently experienced by Venezuela and Argentina;

•	changes in foreign exchange rates, such as the recent local currency devaluations in Venezuela and Argentina, as they result in changes in the reported earnings of the Group’s subsidiaries outside the Eurozone, and their assets, including their risk-weighted assets, and liabilities;

•	a lower interest rate environment, even a prolonged period of negative interest rates in some areas where the Bank operates, which could lead to decreased lending margins and lower returns on assets; or a higher interest rate environment, including as a result of an increase in interest rates by the Federal Reserve, which could affect consumer debt affordability and corporate profitability;

•	any further tightening of monetary policies, including to address upward inflationary pressures in Latin America, which could endanger a still tepid and fragile economic recovery and make it more difficult for customers of the Group’s mortgage and consumer loan products to service their debts;

•	adverse developments in the real estate market, especially in Spain, Mexico, the United States and Turkey, given the Group’s exposures to such markets;

•	poor employment growth and structural challenges restricting employment growth, such as in Spain, where unemployment has remained relatively high, which may negatively affect the household income levels of the Group’s retail customers and may adversely affect the recoverability of the Group’s retail loans, resulting in increased loan losses;

•	lower oil prices, which could particularly affect producing areas, such as Venezuela, Mexico, Texas or Colombia, to which the Group is materially exposed;

•	uncertainties arising from the results of election processes in the different geographies in which the Bank operates, such as Spain and the Spanish region of Catalonia, which may ultimately result in changes in laws, regulations and policies;

•	the potential exit by an EU Member State from the European Monetary Union (“EMU”), which could materially adversely affect the European and global economy, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects;

•	uncertainty surrounding the referendum to be held in the United Kingdom (“UK”) on June 23, 2016,which may result in the UK leaving the EU; and

•	an eventual government default on public debt, which could affect the Group primarily in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates;

For additional information relating to certain economic risks that the Group faces in Spain, see “—Since the Bank’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition.” For additional information relating to certain economic risks that the Group faces in emerging market economies such as Latin America and Turkey, see “—The Group may be materially adversely affected by developments in the emerging markets where it operates.”

Any of the above risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Since the Bank’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically developed its lending business in Spain, which continues to be its main place of business. The Group’s loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy since 2009. After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) contracted in the period 2009-10 and 2012-13. The effects of the financial crisis were particularly pronounced in Spain given its heightened need for foreign financing as reflected by its high current account deficit, resulting from the gap between domestic investment and savings, and its public deficit. While the current account imbalance has now been corrected (with GDP growth of 3.2% in 2015) and the public deficit is diminishing, real or perceived difficulties in servicing public or private debt could increase Spain’s financing costs. In addition, unemployment levels continue to be high and a change in the current recovery of the labor market would adversely affect households’ gross disposable income.

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

Any decline in the Kingdom of Spain’s sovereign credit ratings could adversely affect the Group’s business, financial condition and results of operations

Since the Bank is a Spanish company with substantial operations in Spain, its credit ratings may be adversely affected by the assessment by rating agencies of the creditworthiness of the Kingdom of Spain. As a result, any decline in the Kingdom of Spain’s sovereign credit ratings could result in a decline in the Bank’s credit ratings.

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

The Group may be materially adversely affected by developments in the emerging markets where it operates

The economies of some of the emerging markets where the Group operates, mainly Latin America and Turkey, experienced significant volatility in recent decades, characterized, in some cases, by slow or declining growth, declining investment and hyperinflation.

Emerging markets are generally subject to greater risks than more developed markets. For example, there is typically a greater risk of loss from unfavorable political and economic developments, social and geopolitical instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies. In addition, these emerging markets are affected by conditions in global financial markets and some are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. As a global economic recovery remains fragile, there are risks of deterioration. If the global economic conditions deteriorate, the business, financial condition, operating results and cash flows of the Bank’s subsidiaries in emerging economies, mainly in Latin America and Turkey, may be materially adversely affected.

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

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Severe market events such as the sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures in recent years. In particular, negative growth expectations and lack of confidence that policy changes would solve problems led to steep falls in asset values and a severe reduction in market liquidity in 2012 and 2013, followed by a moderated recovery in 2014 and the first half of 2015. In the second half of 2015 and the beginning of 2016, however the uncertainty about China’s growth expectations and its policymaking capability to address certain severe future challenges resulted in sudden and intense deterioration of the valuation of global assets and further increased volatility in the global financial markets. Additionally, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in more normal market conditions due in part to the decreasing credit quality of hedge counterparties. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs.

Exposure to the real estate market makes the Group vulnerable to developments in this market

The Group has substantial exposure to the real estate market, mainly in Spain, Mexico and the United States. The Group is exposed to the real estate market due to the fact that real estate assets secure many of its outstanding loans and due to the significant amount of real estate assets held on its balance sheet (mainly in Spain). Any deterioration of real estate prices could materially and adversely affect the Group’s business, financial condition and results of operations.

Legal, Regulatory and Compliance Risks

The Bank is subject to substantial regulation and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a material adverse effect on its business, results of operations and financial condition

The financial services industry is among the most highly regulated industries in the world. In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued in response to some of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for the Bank and the financial industry in general. The wide range of recent actions or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, special bank levies and financial transaction taxes, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, separation of certain businesses from deposit taking, stress testing and capital planning regimes, heightened reporting requirements and reforms of derivatives, other financial instruments, investment products and market infrastructures.

In addition, the new institutional structure in Europe for supervision, with the creation of the single supervisor, and for resolution, with the new single resolution mechanism, could lead to changes in the near future. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still ongoing. In addition, since some of these laws and regulations have been recently adopted, the manner in which they are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows. In addition, regulatory scrutiny under existing laws and regulations has become more intense.

Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been steadily increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as the Bank that are deemed to be systemically important.

In addition, local regulations in certain jurisdictions where the Bank operates differ in a number of material respects from equivalent regulations in Spain or the United States. Changes in regulations may have a material adverse effect on the Group’s business, results of operations and financial condition, particularly in Mexico, the United States, Venezuela, Argentina and Turkey. Furthermore, regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect the Bank’s ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation. Moreover, to the extent recently adopted regulations are implemented inconsistently in the various jurisdictions in which the Group operates, the Group may face higher compliance costs.

Any required changes to the Bank’s business operations resulting from the legislation and regulations applicable to such business could result in significant loss of revenue, limit the Bank’s ability to pursue business opportunities in which the Bank might otherwise consider engaging, affect the value of assets that the Bank holds, require the Bank to increase its prices and therefore reduce demand for its products, impose additional costs on the Bank or otherwise adversely affect the Bank’s businesses. For example, the Bank is subject to substantial regulation relating to liquidity. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank’s regulators, as part of their supervisory function, periodically review the Bank’s allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank’s management, could have an adverse effect on the Bank’s earnings and financial condition.

Adverse regulatory developments or changes in government policy relating to any of the foregoing or other matters could have a material adverse effect on the Bank’s business, results of operations and financial condition.

Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations

As a Spanish credit institution, the Bank is subject to Directive 2013/36/EU, of June 26, of the European Parliament on access to credit institution and investment firm activities and on prudential supervision of credit institutions and investment firms (the “CRD IV Directive”) that replaced Directives 2006/48 and 2006/49 through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation regarding the solvency of credit entities is Regulation (EU) No. 575/2013 of June 26, of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms (the “CRR” and together with the CRD IV Directive and any CRD IV implementing measures, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU member states, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law has taken place through Royal Decree-Law 14/2013 of November 29 (“RD-L 14/2013”), Law 10/2014, of June 26, on regulation, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015 of February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014 of January 31 and Bank of Spain Circular 2/2016 of February 2 (the “Bank of Spain Circular 2/2016”).

The new regulatory regime has, among other things, established minimum “Pillar 1” capital requirements and increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards. The “combined buffer requirement” has introduced five new capital buffers: (i) the capital conservation buffer, (ii) the global systemically important institutions buffer (the “G-SIB buffer”), (iii) the institution-specific countercyclical buffer, (iv) the other systemically important institutions buffer (the “D-SIB buffer”) and (v) the systemic risk buffer. The “combined buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with common equity tier 1 (“CET1”) capital.

The capital conservation buffer and the G-SIB buffer where applicable are mandatory for credit institutions.

The global systemically important institutions buffer applies to those institutions included in the list of global systemically important banks (“G-SIBs”), which is updated annually by the Financial Stability Board (the “FSB”). The Bank has been excluded from this list with effect from January 1, 2017 and so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, it will only be required to maintain the G-SIB buffer for year 2016.

The Bank of Spain has greater discretion in relation to the institution-specific countercyclical buffer, the buffer for other systemically important institutions (those institutions deemed to be of local systemic importance, domestic systematically important banks or “D-SIB”) and the systemic risk buffer (a buffer to prevent systemic or macro prudential risks). With the entry into force of the Single Supervisory Mechanism (the “SSM”) on November 4, 2014, the ECB also has the ability to provide certain recommendations in this respect.

The Bank of Spain agreed in December 2015 to set the institution-specific countercyclical buffer applicable to credit exposures in Spain at 0% from January 1, 2016. The percentages will be revised each quarter and, accordingly, the Bank of Spain agreed in March 2016 to maintain the countercyclical capital buffer at 0% for the second quarter of 2016.

Moreover, Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of October 15 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplate that in addition to the minimum “Pillar 1” capital requirements, supervisory authorities may impose further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations.

In accordance with the SSM Regulation, the ECB has fully assumed its new supervisory responsibilities of the Bank and the Group within the SSM. The ECB is required under the SSM Regulation to carry out a supervisory review and evaluation process (the “SREP”) at least on an annual basis.

In addition to the above, the European Banking Authority (the “EBA”) published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of the SREP (the “EBA SREP Guidelines”). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional “Pillar 2” own funds requirements to be implemented by January 1, 2016. Under these guidelines, national supervisors should set a composition requirement for the “Pillar 2” requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by the “combined buffer requirement” and/or additional macro-prudential requirements.

Accordingly, any additional “Pillar 2” own funds requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to the SREP will require the Bank and/or the Group to hold capital levels above the minimum “Pillar 1” capital requirements.

As a result of the most recent SREP carried out by the ECB in 2015, the Bank has been informed by the ECB that it is required to maintain a CET1 phased-in capital ratio of 9.5% (both on a consolidated and individual basis). This CET1 capital ratio of 9.5% includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%), (ii) the additional own funds requirement under “Pillar 2” and (iii) the capital conservation buffer (0.625% phased-in and 2.5% fully loaded).

Further, we are required to maintain during 2016 a G-SIB buffer of 0.25% on a consolidated basis. Therefore, our minimum CET1 phased-in capital requirement for 2016 will be 9.75% on a consolidated basis.

Following the Bank’s exclusion from the G-SIB list of the FSB effective on January 1, 2017, the G-SIB buffer will, unless otherwise indicated by the FSB or the Bank of Spain in the upcoming annual reviews, no longer apply to the Bank from this date. However, the Bank of Spain has communicated to the Bank that it will be considered a D-SIB.

The D-SIB buffer imposes on the Bank an additional CET1 capital requirement of 0.5% on a consolidated basis, which will be phased-in from January 1, 2016 to January 1, 2019. However, in accordance with the criteria set out by the ECB, the Bank will not be required to maintain the D-SIB buffer during 2016 because the requirements for the G-SIB buffer (which will continue to apply to the Bank during 2016) exceed those of the D-SIB buffer. The Bank will be required instead to maintain a D-SIB buffer as of January 1, 2017. Some or all of the other buffers may also apply to the Bank and/or the Group from time to time as determined by the Bank of Spain.

As of December 31, 2015, BBVA’s CET1 phased-in capital ratio was 12.1% on a consolidated basis and 17.8% on an individual basis. Such ratios exceed the applicable regulatory requirements described above, but there can be no assurance that the total capital requirements (“Pillar 1” plus “Pillar 2” plus “combined buffer requirement”) imposed on the Bank and/or the Group from time to time may not be higher than the levels of capital available at such point in time. There can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on the Bank and/or the Group.

Any failure by the Bank and/or the Group to maintain its “Pillar 1” minimum regulatory capital ratios, any “Pillar 2” additional own funds requirements and/or any “combined buffer requirement” could result in administrative actions or sanctions, which, in turn, may have a material adverse effect on the Group’s results of operations. In particular, any failure to maintain any additional capital requirements pursuant to the “Pillar 2” framework or any other capital requirements to which the Bank and/or the Group is or becomes subject (including the “combined buffer requirement”), may result in the imposition of restrictions or prohibitions on “discretionary payments” by the Bank as discussed below.

According to Article 48 of Law 10/2014, Article 73 of RD 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, an entity not meeting its “combined buffer requirement” is required to determine its “Maximum Distributable Amount” as described therein. Until the Maximum Distributable Amount has been calculated and communicated to the Bank of Spain, the relevant entity will be subject to restrictions on (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to Additional Tier 1 instruments (“discretionary payments”) and, thereafter, any such discretionary payments by that entity will be subject to such Maximum Distributable Amount. Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also restrict discretionary payments to such Maximum Distributable Amount.

As set out in the “Opinion of the European Banking Authority on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions” published on December 16, 2015 (the “December 2015 EBA Opinion”), in the EBA’s opinion competent authorities should ensure that the CET1 capital to be taken into account in determining the CET1 capital available to meet the “combined buffer requirement” for the purposes of the Maximum Distributable Amount calculation is limited to the amount not used to meet the “Pillar 1” and “Pillar 2” own funds requirements of the institution. In addition, the December 2015 EBA Opinion advises the European Commission (i) to review Article 141 of the CRD IV Directive with a view to avoiding differing interpretations of Article 141(6) and ensure greater consistency between the maximum distributable amount framework and the capital stacking order described in the opinion and in the EBA SREP Guidelines by which the “Pillar 1” and “Pillar 2” capital requirements represent the minimum capital to be preserved at all times by an institution and it is only the CET1 capital of that institution not used to meet its “Pillar 1” and “Pillar 2” requirements that is then available to meet the “combined buffer requirement” of the institution and (ii) to review the prohibition on distributions in all circumstances where an institution fails to meet the “combined buffer requirement” and no profits are made in any given year, notably insofar as it relates to Additional Tier 1 instruments. There can be no assurance as to how and when binding effect will be given to the December 2015 EBA Opinion in Spain, including as to the consequences for an institution of its capital levels falling below those necessary to meet these requirements.

The ECB has also set out in its recommendation of December 17, 2015 on dividend distribution policies that credit institutions should establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements.

Any failure by the Bank and/or the Group to comply with its regulatory capital requirements could also result in the imposition of further “Pillar 2” requirements and the adoption of any early intervention or, ultimately, resolution measures by resolution authorities pursuant to Law 11/2015 of June 18 on the Recovery and Resolution of Credit Institutions and Investment Firms (Ley 11/2015 de 18 de junio de recuperación y resolución de entidades de crédito y empresas de servicios de inversión) (“Law 11/2015”), which, together with Royal Decree 1012/2015 of November 6 (“RD 1012/2015”) has implemented Directive 2014/59/EU of May 15 establishing a framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”) into Spanish law. See “Bail-in and write-down powers under the BRRD may adversely affect our business and the value of any securities we may issue” below.

At its meeting of January 12, 2014, the oversight body of the Basel Committee endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, which applied from January 1, 2015. There will be a mandatory minimum capital requirement on January 1, 2018, with an initial minimum leverage ratio of 3% that can be raised after calibration, if European authorities so decide.

Basel III implementation differs across jurisdictions in terms of timing and applicable rules. For example, the Mexican government introduced the Basel III capital standards in 2012 whereas Basel III became effective in the United States on January 1, 2015 for credit institutions with total consolidated assets of less than $250 billion. This lack of uniformity among rules may lead to an uneven playing field and to competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect a bank with global operations such as the Bank and could undermine its profitability.

There can be no assurance that the implementation of the above capital requirements will not adversely affect the Bank’s ability to pay “discretionary payments” or result in the cancellation of such payments (in whole or in part), or require the Bank to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Bank’s business, financial condition and results of operations. Furthermore, increased capital requirements may negatively affect the Bank’s return on equity and other financial performance indicators.

Bail-in and write down powers under the BRRD may adversely affect our business and the value of securities we may issue

The BRRD (which has been implemented in Spain through Law 11/2015 and RD 1012/2015) is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly in unsound or failing credit institutions or investment firms (each an “institution”) so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the economy and financial system.

In accordance with Article 20 of Law 11/2015, an institution will be considered as failing or likely to fail in any of the following circumstances: (i) it is, or is likely in the near future to be, in significant breach of its solvency or any other requirements necessary for maintaining its authorization; (ii) its assets are, or are likely in the near future to be, less than its liabilities; (iii) it is, or is likely in the near future to be, unable to pay its debts as they fall due; or (iv) it requires extraordinary public financial support (except in limited circumstances). The determination that an institution is no longer viable may depend on a number of factors which may be outside of that institution’s control.

As provided in the BRRD, Law 11/2015 contains four resolution tools and powers which may be used alone or in combination where the Fund for Orderly Bank Restructuring (Fondo de Restructuración Ordenada Bancaria) (the “FROB”), the Single Resolution Mechanism (“SRM”) or, as the case may be and according to Law 11/2015, the Bank of Spain or the Spanish Securities Market Commission or any other entity with the authority to exercise any such tools and powers from time to time (each, a “Relevant Spanish Resolution Authority”) as appropriate, considers that (a) an institution is failing or likely to fail, (b) there is no reasonable prospect that any alternative private sector measures would prevent the failure of such institution within a reasonable timeframe, and (c) a resolution action is in the public interest. The four resolution tools are: (i) sale of business—which enables resolution authorities to direct the sale of the institution or the whole or part of its business on commercial terms; (ii) bridge institution—which enables resolution authorities to transfer all or part of the business of the institution to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control); (iii) asset separation—which enables resolution authorities to transfer impaired or problem assets to one or more publicly-owned asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) bail-in—by which the Relevant Spanish Resolution Authority may exercise the Spanish Bail-in Power (as defined below). This includes the ability of the Relevant Spanish Resolution Authority to write down and/or to convert into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Spanish Bail-in Power) certain unsecured debt claims and subordinated obligations, including capital instruments.

The “Spanish Bail-in Power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with any laws, regulations, rules or requirements in effect in Spain, relating to the transposition of the BRRD, as amended from time to time, including, but not limited to (i) Law 11/2015, as amended from time to time, (ii) RD 1012/2015, as amended from time to time, (iii) Regulation (EU) No. 806/2014 of the European Parliament and the Council of the EU (the “SRM Regulation”),, as amended from time to time, and (iv) any other instruments, rules or standards made in connection with either (i), (ii) or (iii), pursuant to which any obligation of an institution can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such institution or any other person (or suspended for a temporary period).

In accordance with Article 48 of Law 11/2015 (and subject to any exclusions that may be applied by the Relevant Spanish Resolution Authority under Article 43 of Law 11/2015), in the case of any application of the Spanish Bail-in Power, the sequence of any resulting write-down or conversion by the Relevant Spanish Resolution Authority shall be in the following order: (i) CET1 instruments; (ii) Additional Tier 1 instruments; (iii) Tier 2 instruments; (iv) other subordinated claims that do not qualify as Additional Tier 1 capital or Tier 2 capital; and (v) the eligible senior claims prescribed in Article 41 of Law 11/2015.

In addition to the Spanish Bail-in Power, the BRRD and Law 11/2015 provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments, at the point of non-viability (“Non-Viability Loss Absorption”) of an institution or a group. The point of non-viability of an institution is the point at which the Relevant Spanish Resolution Authority determines that the institution meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Spanish Bail-in Power or any other resolution tool or power (where the conditions for resolution referred to above are met).

The powers set out in the BRRD as implemented through Law 11/2015 and RD 1012/2015 impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. Pursuant to Law 11/2015 holders of unsecured debt securities, subordinated obligations and shares issued by us may be subject to, among other things, a write-down and/or conversion into equity or other securities or obligations on any application of the Spanish Bail-in Power and in the case of capital instruments may also be subject to any Non-Viability Loss Absorption. The exercise of any such powers (or any of the other resolution powers and tools) may result in such holders of such securities losing some or all of their investment or otherwise having their rights under such securities adversely affected, including by becoming holders of further subordinated instruments. Moreover, the exercise of the Spanish Bail-in Power with respect to such securities or the taking by an authority of any other action, or any suggestion that the exercise or taking of any such action may happen, could materially adversely affect the rights of holders of such securities, the market price or value or trading behavior of our securities and/or the ability of the Bank to satisfy its obligations under any such securities.

The exercise of the Spanish Bail-in Power and/or Non-Viability Loss Absorption by the Relevant Spanish Resolution Authority is likely to be inherently unpredictable and may depend on a number of factors which may also be outside of the Bank’s control. In addition, as the Relevant Spanish Resolution Authority will retain an element of discretion, holders of such securities may not be able to refer to publicly available criteria in order to anticipate any potential exercise of any such Spanish Bail-in Power and/or Non-Viability Loss Absorption. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of any such powers by the Relevant Spanish Resolution Authority may occur.

This uncertainty may adversely affect the value of the unsecured debt securities, subordinated obligations and shares issued by us. The price and trading behavior of such securities may be affected by the threat of a possible exercise of any power under Law 11/2015 (including any early intervention measure before any resolution) or any suggestion of such exercise, even if the likelihood of such exercise is remote. Moreover, the Relevant Spanish Resolution Authority may exercise any such powers without providing any advance notice to the holders of affected securities.

In addition, the EBA’s preparation of certain regulatory technical standards and the implementation of technical standards to be adopted by the European Commission and of certain other guidelines is pending. These events could be potentially relevant in determining when or how a Relevant Spanish Resolution Authority may exercise the Spanish Bail-in Power and impose Non-Viability Loss Absorption. The pending events include the approval of guidelines for the treatment of shareholders in scenarios of bail-in, write-down or conversion of capital instruments, and the approval of guidelines on the rate of conversion of debt to equity or other securities or obligations in any bail-in scenario. No assurance can be given that, once adopted, these guidelines will not be detrimental to the rights under, and the value of unsecured debt securities, subordinated obligations and shares issued by us.

The consolidation of Garanti in the consolidated financial statements of the Group may result in increased capital requirements

On November 19, 2014, the Bank entered into agreements for the acquisition from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, respectively, of 62,538,000,000 shares of Garanti in the aggregate (see “Item 10. Additional Information—Material Contracts”). The acquisition was conditional on obtaining all necessary regulatory consents from the relevant Turkish, Spanish, EU and, if applicable, other jurisdictions’ regulatory authorities and was completed in July 2015. Following completion of this acquisition, the Bank fully consolidated Garanti in the consolidated financial statements of the Group. The consolidation of Garanti may result in an incremental increase in the capital requirements imposed on the Group by the ECB through the SSM.

Any failure by the Bank and/or the Group to comply with its minimum requirement for own funds and eligible liabilities (MREL) could have a material adverse effect on BBVA’s business, financial condition and results of operations

The BRRD prescribes that banks shall hold a minimum level of capital and eligible liabilities in relation to total liabilities (known as MREL). On July 3, 2015 the EBA published the final draft technical standards on the criteria for determining MREL (the “Draft MREL Technical Standards”). The level of capital and eligible liabilities required under MREL will be set by the resolution authority for each bank (and/or group) based on certain criteria including systemic importance. Eligible liabilities may be senior or subordinated, provided, among other requirements, that they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted under that law (including through contractual provisions).

The MREL requirement came into force on January 1, 2016. However, the EBA has recognized the impact which this requirement may have on banks’ funding structures and costs. Therefore, it has proposed a long phase-in period of up to 48 months (four years) until 2020.

On November 9, 2015 the FSB published its final Total Loss-Absorbing Capacity (“TLAC”) Principles and Term Sheet, proposing that G-SIBs maintain significant minimum amounts of liabilities that are subordinated (by law, contract or structurally) to certain prior ranking liabilities, such as guaranteed insured deposits, and which forms a new standard for G-SIBs. The TLAC Principles and Term Sheet contains a set of principles on loss absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet for the implementation of these principles in the form of an internationally agreed standard. The FSB will undertake a review of the technical implementation of the TLAC Principles and Term Sheet by the end of 2019. The TLAC Principles and Term Sheet requires a minimum TLAC requirement to be determined individually for each G-SIB at the greater of (a) 16 per cent. of risk weighted assets as of January 1, 2019 and 18 per cent. as of January 1, 2022, and (b) 6 per cent. of the Basel III Tier 1 leverage ratio requirement as of January 1, 2019, and 6.75 per cent. as of January 1, 2022. As of the date of this annual report, the Bank is not classified as a G-SIB by the FSB. However, if the Bank were to be so classified in the future or if TLAC requirements are adopted and implemented in Spain, and extended to non G-SIBs through the imposition of similar MREL requirements, then this could create additional minimum capital requirements for the Bank.

In this regard, the EBA will submit a report to the European Commission by October 21, 2016, which reviews the application of MREL and seeks to bring its implementation closer to that of the TLAC requirement that was published by the FSB in November 2015 and that applies to G-SIBs. On the basis of this report the European Commission may, if appropriate, submit by December 31, 2016 to the European Parliament and the Council a legislative proposal on the harmonized application of MREL, with the possibility of introducing more than one harmonized minimum MREL, and to make any appropriate adjustments to the parameters of this requirement.

If the Relevant Spanish Resolution Authority finds that there could exist any obstacles to resolvability by the Bank and/or the Group, a higher MREL requirement could be imposed.

The Draft MREL Technical Standards do not provide details on the implications of a failure by an institution to comply with its MREL requirement. However, if the approach set out by the FSB in the TLAC Principles and Term Sheet is adopted in respect of MREL, then a failure by an institution to comply with MREL would be treated in the same manner as a failure to meet minimum regulatory capital requirements. See “– Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations” for further information.

Accordingly, any failure by the Bank and/or the Group to comply with its MREL requirement may have a material adverse effect on the Bank’s business, financial conditions and results of operations and could result in the imposition of restrictions or prohibitions on discretionary payments by the Bank, including the payment of dividends. There can also be no assurance as to the relationship between the “Pillar 2” additional own funds requirements, the “combined buffer requirement”, the MREL requirement once implemented in Spain and the restrictions or prohibitions on discretionary payments.

Increased taxation and other burdens imposed on the financial sector may have a material adverse effect on the Bank’s business, financial condition and results of operations

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”). However, Estonia has since stated that it will not participate.

The European Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in securities issued by the Group or other issuers (including secondary market transactions) in certain circumstances.

Under the European Commission’s Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in securities where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

However, the FTT proposal remains subject to negotiation among the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and participating Member States may decide not to participate.

Royal Decree-Law 8/2014, of July 4, introduced a 0.03% tax on bank deposits in Spain. This tax is payable annually by Spanish banks. There can be no assurance that additional national or transnational bank levies or financial transaction taxes will not be adopted by the authorities of the jurisdictions where the Bank operates.

Contributions for assisting in the future recovery and resolution of the Spanish banking sector may have a material adverse effect on the Bank’s business, financial condition and results of operations

In 2015, Law 11/2015 and RD 1012/2015 established a requirement for Spanish credit institutions, including the Bank, to make at least an annual ordinary contribution to the National Resolution Fund (Fondo de Resolución Nacional) payable on request of the FROB in addition to the annual contribution to be made to the Deposit Guarantee Fund (Fondo de Garantía de Depósitos de Entidades de Crédito) by member institutions. The total amount of contributions to be made to the National Resolution Fund by all Spanish banking entities must equal, at least, one per cent of the aggregate amount of all deposits guaranteed by the Deposit Guarantee Fund by December 31, 2024. The contribution will be adjusted to the risk profile of each institution in accordance with the criteria set out in RD 1012/2015. The FROB may, in addition, collect extraordinary contributions.

Furthermore, Law 11/2015 has also established in 2015 an additional charge (tasa) which shall be used to further fund the activities of the FROB, in its capacity as a resolution authority, which charge shall equal 2.5% of the above annual ordinary contribution to be made to the National Resolution Fund.

In addition, the Bank may need to make contributions to the EU Single Resolution Fund (the “Fund”), once the National Resolution Fund has been integrated into it, and will have to pay supervisory fees to the SSM. See “—Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on the Bank’s business, financial condition and results of operations.”

Any levies, taxes or funding requirements imposed on the Bank pursuant to the foregoing or otherwise in any of the jurisdictions where it operates could have a material adverse effect on the Bank’s business, financial condition and results of operations.

Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on the Bank’s business, financial condition and results of operations

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the Eurozone.

Banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the SRM.

The SSM is intended to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular the direct supervision of the largest European banks (including the Bank), on November 4, 2014.

The SSM represents a significant change in the approach to bank supervision at a European and global level, even if it is not expected to result in any radical change in bank supervisory practices in the short term. The SSM has resulted in the direct supervision by the ECB of the largest financial institutions, including the Bank, and indirect supervision of around 3,500 financial institutions. The new supervisor is one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that form part of the SSM. Several steps have already been taken in this regard such as the publication of the Supervisory Guidelines and the creation of the SSM Framework Regulation. In addition, the SSM represents an extra cost for the financial institutions that fund it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost. The SRM Regulation, which was passed on July 15, 2014, and took legal effect from January 1, 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and the Fund. The new Single Resolution Board (the “SRB”) started operating on January 1, 2015 and fully assumed its resolution powers on January 1, 2016. The Fund has also been in place since January 1, 2016, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

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

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as the Bank’s main supervisory authority may have a material effect on the Bank’s business, financial condition and results of operations. In particular, the BRRD and Directive 2014/49/EU of the European Parliament and the Council of April 16, 2014 on deposit guarantee schemes were published in the Official Journal of the EU on June 12, 2014. The BRRD was implemented into Spanish law through Law 11/2015 and RD 1012/2015.

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

There can be no assurance that regulatory developments related to the EU fiscal and banking union, and initiatives undertaken at the EU level, will not have a material adverse effect on the Bank’s business, financial condition and results of operations.

The Group’s anti-money laundering and anti-terrorism policies may be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing

Group companies are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Although the Group believes that its current policies and procedures are sufficient to comply with applicable rules and regulations, it cannot guarantee that its anti-money laundering and anti-terrorism financing policies and procedures will not be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing. Any of such events may have severe consequences, including sanctions, fines and notably reputational consequences, which could have a material adverse effect on the Group’s financial condition and results of operations.

We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

We are required to comply with the laws and regulations of various jurisdictions where we conduct operations. In particular, our operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities the employees of which are considered government officials. In addition, economic sanctions programs restrict our business dealings with certain sanctioned countries, individuals and entities.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows

The Bank’s operations are subject to regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in the various jurisdictions outside Spain where it operates. Regulations in certain jurisdictions where the Bank operates differ in a number of material respects from regulations in Spain. For example, local regulations may require the Bank’s subsidiaries and affiliates to meet capital requirements which are different from those applicable to the Bank as a Spanish bank, they may prohibit certain activities permitted to be undertaken by the Bank in Spain or they may require certain approvals to be obtained in connection with such subsidiaries and affiliates’ activities. Changes in regulations may have a material effect on the Group’s business and operations, particularly changes affecting Mexico, the United States, Venezuela, Argentina or Turkey, which are the Group’s most significant jurisdictions by assets other than Spain.

Furthermore, the governments in certain regions where the Group operates, have exercised, and continue to exercise, significant influence over the local economy. Governmental actions, including changes in laws or regulations or in the interpretation of existing laws or regulations, concerning the economy and state-owned enterprises, or otherwise affecting the Group’s activity, could have a significant effect on the private sector entities in general and on the Bank’s subsidiaries and affiliates in particular. In addition, the Group’s activities in emerging economies, such as Venezuela, are subject to a heightened risk of changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps, exchange controls, government restrictions on dividends and tax policies. Any of these risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Liquidity and Financial Risks

The Bank has a continuous demand for liquidity to fund its business activities. The Bank may suffer during periods of market-wide or firm-specific liquidity constraints, and liquidity may not be available to it even if its underlying business remains strong

Liquidity and funding continue to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short- and long-term wholesale funding markets. Should the Group, due to exceptional circumstances or otherwise, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be affected.

The Bank’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfill its commitments to lend could be affected through limited access to liquidity (including government and central bank facilities). In such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to the Bank (or to all banks), which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of the Group may increase and such increases may be material to the Group’s business, financial condition and results of operations.

Withdrawals of deposits or other sources of liquidity may make it more difficult or costly for the Group to fund its business on favorable terms or cause the Group to take other actions

Historically, one of the Group’s principal sources of funds has been savings and demand deposits. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside the Group’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors’ funds) or competition from investment funds or other products. The recent introduction of a national tax on outstanding deposits could be negative for the Bank’s activities in Spain. Moreover, there can be no assurance that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which the Group operates, the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets. In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, there can be no assurance that the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets or taking additional deleverage measures.

Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities

The liquidity coverage ratio (“LCR”) is a quantitative liquidity standard developed by the Basel Committee on Banking Supervision (“BCBS”) to ensure that those banking organizations to which this standard is to apply have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The final standard was announced in January 2013 by the BCBS and, since January 2015, is being phased-in until 2019. Currently the banks to which this standard applies must comply with a minimum LCR requirement of 60% and gradually increase the ratio by 10 percentage points per year to reach 100% by January 2019.

The BCBS’s net stable funding ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their on- and off-balance sheet activities that reduces the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that could increase the risk of its failure. The BCBS contemplates that the NSFR, including any revisions, will be implemented by member countries as a minimum standard by January 1, 2018, with no phase-in scheduled.

Various elements of the LCR and the NSFR, as they are implemented by national banking regulators and complied with by the Bank may cause changes that affect the profitability of business activities and require changes to certain business practices, which could expose the Bank to additional costs (including increased compliance costs) or have a material adverse effect on the Bank’s business, financial condition or results of operations. These changes may also cause the Bank to invest significant management attention and resources to make any necessary changes.

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet

The Group has exposures to many different products, counterparties and obligors and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral, or in their behavior or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and provisions for impairment losses. Credit risk can be affected by a range of factors, including an adverse economic environment, reduced consumer and/or government spending, global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties and the economic environment they operate in, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, counterparty challenges to the interpretation or validity of contractual arrangements and any external factors of a legislative or regulatory nature. In recent years, the global economic crisis has driven cyclically high bad debt charges.

Non-performing or low credit quality loans have in the past and can continue to negatively affect the Bank’s results of operations. The Bank cannot assure that it will be able to effectively control the level of the impaired loans in its total loan portfolio. At present, default rates are partly cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing, quantum and pace of any rise is a key risk factor. All new lending is dependent on the Group’s assessment of each customer’s ability to pay, and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the effect of these identified factors, which could have a material adverse effect on the Group’s business, financial condition or results of operations.

The Group’s business is particularly vulnerable to volatility in interest rates

The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sectors in the markets in which it operates, domestic and international economic and political conditions and other factors. Changes in market interest rates, including cases of negative reference rates, can affect the interest rates that the Group receives on its interest-earning assets differently to the rates that it pays for its interest-bearing liabilities. This may, in turn, result in a reduction of the net interest income the Group receives, which could have a material adverse effect on its results of operations.

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

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets

The Group’s commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions— Provisions for Pensions and Similar Obligations” in its consolidated balance sheets included in the Consolidated Financial Statements. For more information please see Note 24 to the Consolidated Financial Statements.

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

The Bank is dependent on its credit ratings and any reduction of its credit ratings could materially and adversely affect the Group’s business, financial condition and results of operations

The Bank is rated by various credit rating agencies. The Bank’s credit ratings are an assessment by rating agencies of its ability to pay its obligations when due. Any actual or anticipated decline in the Bank’s credit ratings to below investment grade or otherwise may increase the cost of and decrease the Group’s ability to finance itself in the capital markets, secured funding markets (by affecting its ability to replace downgraded assets with better rated ones), interbank markets, through wholesale deposits or otherwise, harm its reputation, require it to replace funding lost due to the downgrade, which may include the loss of customer deposits, and make third parties less willing to transact business with the Group or otherwise materially adversely affect its business, financial condition and results of operations. Furthermore, any decline in the Bank’s credit ratings to below investment grade or otherwise could breach certain agreements or trigger additional obligations under such agreements, such as a requirement to post additional collateral, which could materially adversely affect the Group’s business, financial condition and results of operations.

Highly-indebted households and corporations could endanger the Group’s asset quality and future revenues

In recent years, households and businesses have reached a high level of indebtedness, particularly in Spain, which has created increased risk in the Spanish banking system. In addition, the high proportion of loans referenced to variable interest rates makes (i) debt service on such loans more vulnerable to upward movements in interest rates and (ii) the profitability of the loans more vulnerable to interest rate decreases. Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on the Group’s loan portfolio and, as a result, on its financial condition and results of operations. Moreover, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, reducing the number of new products the Group may otherwise be able to sell to them and limiting the Group’s ability to attract new customers who satisfy its credit standards, which could have an adverse effect on the Group’s ability to achieve its growth plans.

The Group depends in part upon dividends and other funds from subsidiaries

Some of the Group’s operations are conducted through its financial services subsidiaries. As a result, the Bank’s ability to pay dividends, to the extent the Bank decides to do so, depends in part on the ability of the Group’s subsidiaries to generate earnings and to pay dividends to the Bank. Payment of dividends, distributions and advances by the Group’s subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from the Group’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, the Bank’s right to receive any assets of any of the Group’s subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization, will be effectively subordinated to the claims of subsidiaries’ creditors, including trade creditors.

Business and Industry Risks

The Group faces increasing competition in its business lines

The markets in which the Group operates are highly competitive and this trend will likely continue. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which the Group must now compete.

The Group also faces competition from non-bank competitors, such as payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies, and public debt.

There can be no assurance that this competition will not adversely affect the Group’s business, financial condition, cash flows and results of operations.

The Group faces risks related to its acquisitions and divestitures

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

The Group is party to lawsuits, tax claims and other legal proceedings

Due to the nature of the Group’s business, the Bank and its subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world (including proceedings on the potential retroactivity of compensation payable to customers regarding certain mortgages clauses), the financial outcome of which is unpredictable, particularly where the claimants seek unspecified or undeterminable damages, or where the cases argue novel legal theories, involve a large number of parties or are at early stages of discovery. An adverse outcome or settlement in these proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, cash flows, results of operations and reputation.

In addition, responding to the demands of litigation may divert management’s time and attention and financial resources. While the Group believes that it has provisioned such risks appropriately based on the opinions and advice of its legal advisors and in accordance with applicable accounting rules, it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could exceed the amount of provisions made for such risks. See “Item 8. Financial information—Consolidated Statements and Other Financial Information—Legal proceedings” and Note 23 to the Bank’s Consolidated Financial Statements for additional information on the Group’s legal, regulatory and arbitration proceedings.

The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations

The Group operates commercial banks and insurance and other financial services companies in various countries and its overall success as a global business depends upon its ability to succeed in differing economic, social and political conditions. The Group is particularly sensitive to developments in Mexico, the United States, Turkey and Argentina, which represented 13.26%, 11.53%, 11.87% and 1.03% of the Group’s assets as at December 31, 2015, respectively.

The Group is confronted with different legal and regulatory requirements in many of the jurisdictions in which it operates. See “—Legal, Regulatory and Compliance Risks—Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows”. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. The Group’s international operations may also expose it to risks and challenges which its local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, political risk which may be particular to foreign investors and limitations on the distribution of dividends.

In addition, the Group is more exposed to emerging economies than most of its European competitors. The Group’s presence in locations such as the Latin American markets or Turkey requires it to respond to rapid changes in market conditions in these countries and exposes the Group to increased risks relating to emerging markets. See “—Macroeconomic Risks—The Group may be materially adversely affected by developments in the emerging markets where it operates”. There can be no assurance that the Group will succeed in developing and implementing policies and strategies that are effective in each country in which it operates or that any of the foregoing factors will not have a material adverse effect on its business, financial condition and results of operations.

The Bank is party to a shareholders’ agreement with Doğuş Holding A.Ş., among other shareholders, in connection with Garanti which may affect the Bank’s ability to achieve the expected benefits from its interest in Garanti

On November 1, 2010, the Bank entered into a shareholders’ agreement with Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. (the “Dogus Group”)¸ in connection with the acquisition of its initial interest in Garanti (the “original SHA”). On November 19, 2014, the Bank and the Dogus Group entered into an agreement that amends and restates the original SHA and which came into force upon completion of the Bank’s acquisition of an additional 14.89% interest in Garanti (the “amended and restated SHA”).

The amended and restated SHA allows the Bank to appoint the Chairman of Garanti’s board of directors, the majority of its members and Garanti’s CEO, but provides that certain reserved matters must be implemented or approved (either at a meeting of the shareholders or of the board of directors) only with the consent of each party. For example, for so long as the Dogus Group owns shares representing over 9.95% of the share capital of Garanti, the disposal or discontinuance of, or material changes to, any line of business or business entity within the Garanti group that has a value in excess of 25% of the Garanti group’s total net assets in one financial year, will require the Dogus Group’s consent.

If the Bank and the Dogus Group are unable to agree on such reserved matters, Garanti’s business, financial condition and results of operations may be adversely affected and the Bank may fail to achieve the expected benefits from its interest in Garanti. In addition, due to the Bank’s and Garanti’s association with the Dogus Group, which is one of the largest Turkish conglomerates with business interests in the financial services, construction, tourism and automotive sectors, any financial reversal, negative publicity or other adverse circumstance relating to the Dogus Group could adversely affect Garanti or the Bank.

Financial and Risk Reporting

Weaknesses or failures in the Group’s internal processes, systems and security could materially adversely affect its results of operations, financial condition or prospects, and could result in reputational damage

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out by Group employees or against Group companies, are present in the Group’s businesses. These businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on the Group’s results, the reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period. In addition, any breach in security of the Group’s systems could disrupt its business, result in the disclosure of confidential information and create significant financial and legal exposure for the Group. Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of its systems, software, networks and other technology assets, there is no assurance that all of its security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in its systems, processes or security could have a material adverse effect on its business, financial condition and results of operations.

The financial industry is increasingly dependent on information technology systems, which may fail, may not be adequate for the tasks at hand or may no longer be available

Banks and their activities are increasingly dependent on highly sophisticated information technology (“IT”) systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, computer viruses, hacking and physical damage to vital IT centers. IT systems need regular upgrading and banks, including the Bank, may not be able to implement necessary upgrades on a timely basis or upgrades may fail to function as planned. Furthermore, failure to protect financial industry operations from cyber-attacks could result in the loss or compromise of customer data or other sensitive information. These threats are increasingly sophisticated and there can be no assurance that banks will be able to prevent all breaches and other attacks on its IT systems. In addition to costs that may be incurred as a result of any failure of IT systems, banks, including the Bank, could face fines from bank regulators if they fail to comply with applicable banking or reporting regulations.

BBVA’s financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although BBVA is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers such as BBVA under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, BBVA maintains its financial accounts and records and prepares its financial statements in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed.

The Bank’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial position

The preparation of financial statements in accordance with IFRS-IASB requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortized cost assets, impairment and valuation of available-for-sale investments, calculation of income and deferred tax, fair value of financial instruments, valuation of goodwill and intangible assets, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for, which could have an adverse effect on the Group’s business, financial condition and results of operations.

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

The further development of standards and interpretations under IFRS-IASB could also significantly affect the results of operations, financial condition and prospects of the Group.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

BBVA’s predecessor bank, BBV, was incorporated as a limited liability company (a “sociedad anónima” or S.A.) under the Spanish Corporations Law on October 1, 1988. BBVA was formed following the merger of Argentaria into BBV, which was approved by the shareholders of each entity on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, and operates out of Calle Azul, 4, 28050, Madrid, Spain telephone number +34-91-374-6201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (1345 Avenue of the Americas, 44th Floor, New York, New York 10105 (Telephone: 212-728-1660)). BBVA is incorporated for an unlimited term.

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2013 to the date of this Annual Report were the following:

2015

Acquisition of an additional 14.89% of Garanti

On November 19, 2014, the Group signed a new agreement with Dogus to, among other terms, acquire 62,538,000,000 additional shares of Garanti (equivalent to 14.89% of the capital of this entity) for a maximum total consideration of 8.90 Turkish lira (“TL”) per batch (Garanti traded in batches of 100 shares each).

The same agreement stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27, 2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to 0.135 TL per batch.

On July 27, 2015, after obtaining all the required regulatory approvals, the Group materialized said participation increase after the acquisition of these shares. The Group’s current interest in Garanti is 39.90%.

The total price effectively paid by BBVA amounted to 8.765 TL per batch (amounting to approximately TL 5,481 million and €1,857 million applying a 2.9571 TL/EUR exchange rate).

The agreements with the Dogus group include an agreement for the management of Garanti and the appointment by the BBVA Group of the majority of the members of its board of directors (seven out of ten). The 39.90% stake in Garanti is consolidated in the BBVA Group, because of these management agreements. In accordance with the IFRS-IASB accounting rules, and as a consequence of the agreements reached, the BBVA Group shall, at the date of effective control, measure at fair value its previously acquired stake of 25.01% in Garanti (classified as a joint venture accounted for using the equity method) and shall consolidate Garanti in the consolidated financial statements of the BBVA Group beginning on the above-mentioned effective control date.

Measuring the above-mentioned stake in Garanti at fair value resulted in a negative impact in “Gains (Losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement of the BBVA Group for the year ended December 31, 2015, which resulted, in turn, in a net negative impact in the “Profit attributable to parent company” of the BBVA Group in 2015 amounting to €1,840 million. Such accounting impact did not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of December 31, 2015, these exchange rate differences were already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group.

As of December 31, 2015, Garanti has total assets of approximately €90 billion, of which approximately €55 billion were loans to customers, and a volume of customer deposits of approximately €75 billion. The contribution of Garanti to the 2015 consolidated income statement was €371 million regardless of the impact of the measuring of the above mentioned stake in Garanti at fair value. See Note 6 to our Consolidated Financial Statements for additional information.

If the business combination with Garanti had become effective on January 1, 2015, Garanti would have contributed €539 million to the consolidated income statement for the year ended December 31, 2015, regardless the above mentioned stake in Garanti at fair value.

According to the acquisition method, which compares the fair values assigned to the assets acquired and the liabilities assumed by the Bank from Garanti with the overall purchase price paid the Bank, the Group provisionally estimated that the acquisition of Garanti generated a goodwill of €622 million as of December 31, 2015, which was registered under the heading “Intangible assets – Goodwill” in the consolidated balance sheet as of December 31, 2015. According to the IFRS 3, there is a period, not to exceed one year from the acquisition date, to retrospectively adjust the provisional amounts recognized at the acquisition date for new facts and circumstances not in existence on such date that would have affected the calculation of the initial acquisition price. See Note 18.1 to our Consolidated Financial Statements for additional information.

Acquisition of Catalunya Banc

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent had been fulfilled, BBVA announced the acquisition of 1,947,166,809 shares of Catalunya Banc, S.A. (“Catalunya Banc”) (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

Previously, on July 21, 2014, the Management Commission of the FROB had accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc.

As of December 31, 2015, Catalunya Banc had assets of approximately €40 billion, of which approximately €19 billion corresponded to loans and advances to customers. Customer deposits amounted to approximately €36 billion as of such date.

According to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc as of December 31, 2015, and the cash payment made to the FROB in consideration of the transaction generated a difference of €26 million, which was registered under the heading “Negative Goodwill in business combinations” in the consolidated income statement for the year ended December 31, 2015. According to the IFRS 3, there is a period, not to exceed one year from the acquisition date, to retrospectively adjust the provisional amounts recognized at the acquisition date for new facts and circumstances not in existence on such date that would have affected the calculation of the initial acquisition price. See Note 18.1 to our Consolidated Financial Statements for additional information.

2014

In 2014 there were no additional significant capital expenditures.

2013

Acquisition of Unnim Vida

On February 1, 2013, Unnim Banc, S.A. (which was subsequently merged into BBVA), reached an agreement with Aegon Spain Holding B.V. to acquire 50% of Unnim Vida, Inc. Insurance and Reinsurance (“Unnim Vida”) for a price of €352 million. Following this acquisition, the BBVA Group owned 100% of Unnim Vida.

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and in affiliates. The main capital divestitures from 2013 to the date of this Annual Report were the following:

2015

Sale of the participation in Citic International Financial Holdings Limited (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its 29.68% participation in Citic International Financial Holdings Limited ( “CIFH”), to China CITIC Bank Corporation Limited (“CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. On August 27, 2015, BBVA completed the sale of this participation. The selling price of HK$8,162 million was registered under “gains (losses) in non-current assets held for sale not classified as discontinued operations”.

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015, the BBVA Group signed an agreement to sell a 4.9% stake in CNCB to UBS AG, London Branch (UBS), which in turn entered into transactions pursuant to which such CNCB shares were to be transferred to a third party, with the ultimate economic benefit of ownership of such CNCB shares being transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (collectively, the “Relevant Transactions”). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale. The selling price to UBS was HK$5.73 per share, amounting to a total of HK$13,136 million, equivalent to approximately €1,555 million (with an exchange rate of €/HK$=8.45 as of the date of the closing).

In addition to the sale of this 4.9% stake, the BBVA Group made various sales of CNCB shares in the market during 2015. In total, a participation of 6.34% in CNCB was sold during 2015. The impact of these sales on the Consolidated Financial Statements of the BBVA Group was a gain, net of taxes, of approximately €705 million in 2015. This gain, gross of taxes, was recognized under “Gains (losses) in non-current assets available for sale not classified as discontinued operations” in the consolidated income statement for 2015. See Note 49 to our Consolidated Financial Statements for additional information.

As of December 31, 2015, BBVA holds a 3.26% interest in CNCB (valued at €910 million). This participation is recognized under the heading “Available for sale financial assets” in our balance sheet as of December 31, 2015.

2014

In 2014 there were no significant capital divestitures.

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

After deducting such distribution of dividends the capital gain for BBVA gross of taxes amounted to approximately €230 million which was recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement in 2013. See Note 49 to our Consolidated Financial Statements for additional information.

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

On October 2, 2013, with the sale of Administradora de Fondos de Pensiones AFP Provida S.A. (“AFP Provida”), BBVA finalized the process. Below is a description of each of the operations that have been carried out during this process:

Sale of AFP Provida (Chile)

On February 1, 2013, BBVA reached an agreement with MetLife, Inc., for the sale of the 64.3% stake that BBVA held direct and indirectly in the Chilean Pension Fund manager AFP Provida.

On October 2, 2013, BBVA completed the sale. The total amount in cash received by BBVA was approximately $1,540 million U.S. dollars, taking into account the purchase price amounting to roughly $1,310 million as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly $230 million. The gain on disposal, attributable to the parent company net of taxes, amounted to approximately €500 million which was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013. See Note 49 to our Consolidated Financial Statements for additional information.

Sale of BBVA AFP Horizonte S.A. (Peru)

On April 23, 2013, BBVA sold a wholly owned Peruvian subsidiary “AFP Horizonte SA” to “AFP Integra SA” and “Profuturo AFP, SA” who have each acquired 50% of said company.

The total consideration paid for the shares is approximately $544 million. This consideration is composed by a price of approximately $516 million and a dividend distributed prior to the closing of approximately $28 million.

The gain on disposal, attributable to parent company net of taxes, amounted to approximately €206 million at the moment of the sale and such gain was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013. See Note 49 to our Consolidated Financial Statements for additional information.

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

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price was $ 541.4 million. The gain on disposal, attributable to parent company net of taxes, amounted to approximately €255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013. See Note 49 to our Consolidated Financial Statements for additional information.

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

The total sale price was $1,735 million (approximately €1,327 million). The gain on disposal, attributable to parent company net of taxes, was approximately €771 million, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013. See Note 49 to our Consolidated Financial Statements for additional information.

Agreement with CITIC Group

As of October 21, 2013, BBVA reached an agreement with the Citic group that included, among other matters, the sale by BBVA of a 5.1% stake in CNCB to Citic Limited for an amount of approximately €944 million. After this sale, the stake of BBVA in CNCB was reduced to 9.9%.

In accordance with IFRS 11, this sale led to a change in the accounting criteria applicable to BBVA’s participation in CNCB, to a financial participation recognized under the heading “Available-for-sale financial assets”. See Notes 12 and 16 to our Consolidated Financial Statements for additional information.

This change in the accounting criteria and the sale referred to above resulted in a loss attributable to the BBVA Group at the time of the sale of approximately €2,600 million which was recognized under the heading “Gains (losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement in 2013. See Note 48 to our Consolidated Financial Statements for additional information.

B.	Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•	Banking Activity in Spain

•	Real Estate Activity in Spain

•	Turkey

•	Rest of Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as holdings in some of Spain’s leading companies and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles. It also comprises the following items (i) with respect to 2015, the capital gains resulting from the various sale transactions of an aggregate 6.34% stake in CNCB: the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the negative goodwill generated from the acquisition of Catalunya Banc and (ii) with respect to 2013, the earnings resulting from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the results of these businesses until their sale; the capital gain from the sale of BBVA Panamá; and the impact associated with the reduction of the stake in CNCB (which led to the repricing at market value of BBVA’s stake in CNCB, as well as the equity-adjusted results from CNCB, excluding dividends).

The information presented below as of and for the years ended December 31, 2014 and 2013 has been recast to reflect our current operating segments (see Note 6 to the Consolidated Financial Statements). In addition, the information presented below as of and for the year ended December 31, 2013 reflects certain minor reclassifications made in 2014 among our operating segments, including as a result of the reclassification of our business in Panama (sold in 2013) to the Corporate Center.

The breakdown of the Group’s total assets by operating segments as of December 31, 2015, 2014 and 2013 is as follows:

	As of December 31,
	2015	2014	2013 (1)
	(In Millions of Euros)
Banking Activity in Spain	339,643	318,446	314,956
Real Estate Activity in Spain	17,310	17,365	19,975
Turkey (2)	89,003	22,342	19,453
Rest of Eurasia	23,626	22,325	21,771
Mexico	99,472	93,731	81,801
South America	70,661	84,364	77,874
United States	86,454	69,261	53,046

Subtotal Assets by Operating Segments	726,170	627,834	588,876

Corporate Center and other adjustments (3)	23,908	4,108	(6,179)

Total Assets BBVA Group	750,078	631,942	582,697

(1)	Reflects certain restatements relating to, among others, the reclassification of the Group’s business in Panama (sold in 2013) to the Corporate Center.
(2)	The information as of December 31, 2014 and 2013 is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti as of such dates. See Note 3 to the Consolidated Financial Statements.
(3)	As of December 31, 2014 and 2013, other adjustments include adjustments made to account for the fact that, in the Consolidated Financial Statements, Garanti was previously accounted for using the equity method until the acquisition of an additional 14.89% rather than using the management criteria referred to above. As of December 31, 2015, there were some adjustments related to the ALCO management between the Corporate Center and the operating segments.

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2015, 2014 and 2013:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2015	2014(1)	2013 (1)(3)	2015	2014(1)	2013 (1)(3)
	(In Millions of Euros)			(In Percentage)
Banking Activity in Spain	1,046	858	428	23.1	22.2	14.2
Real Estate Activity in Spain	(492)	(901)	(1,268)	(10.9)	(23.3)	(41.9)
Turkey (2)	371	310	264	8.2	8.0	8.7
Rest of Eurasia	76	255	185	1.7	6.6	6.1
Mexico	2,090	1,915	1,802	46.1	49.5	59.6
South America	905	1,001	1,224	20.0	25.9	40.5
United States	537	428	390	11.9	11.1	12.9

Subtotal Operating Segments	4,533	3,867	3,025	100.00	100.00	100.00

Corporate Center	(1,891)	(1,249)	(941)

Profit Attributable to Parent Company	2,642	2,618	2,084

(1)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain reporting business area. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain business area during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect the reclassification of these expenses.
(2)	The information for the years ended December 31, 2014 and 2013 and with respect to 2015, until July 2015, is presented under management criteria, pursuant to which Garanti’s results have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started consolidating 100% of the Garanti group. See Note 3 to the Consolidated Financial Statements.

(3)	Reflects certain restatements relating to, among others, the reclassification of the Group’s business in Panama (sold in 2013) to the Corporate Center.

The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2015, 2014 and 2013 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey (1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments (2) (4)	BBVA Group
	(In Millions of Euros)
2015
Net interest income	4,000	66	2,194	183	5,393	3,202	1,811	(424)	16,426	(404)	16,022
Gross income	6,804	(16)	2,434	473	7,069	4,477	2,652	(212)	23,680	(318)	23,362
Net margin before provisions (3)	3,302	(150)	1,273	121	4,456	2,498	846	(982)	11,363	(109)	11,254
Operating profit /(loss) before tax	1,492	(713)	853	111	2,769	1,814	705	(1,152)	5,879	(1,276)	4,603

Profit	1,046	(492)	371	76	2,090	905	537	(1,891)	2,642	—	2,642

2014
Net interest income	3,830	(38)	735	189	4,910	4,699	1,443	(651)	15,116	(734)	14,382
Gross income	6,621	(220)	944	736	6,522	5,191	2,137	(575)	21,357	(632)	20,725
Net margin before provisions (3)	3,534	(373)	550	393	4,115	2,875	640	(1,328)	10,406	(240)	10,166
Operating profit /(loss) before tax	1,220	(1,287)	392	320	2,519	1,951	561	(1,615)	4,063	(82)	3,980

Profit	858	(901)	310	255	1,915	1,001	428	(1,249)	2,618	—	2,618

2013
Net interest income	3,838	4	713	195	4,478	4,660	1,402	(678)	14,613	(713)	13,900
Gross income	6,103	(111)	929	788	6,194	5,583	2,047	(343)	21,191	(439)	20,752
Net margin before provisions (3)	2,860	(253)	522	459	3,865	3,208	618	(1,290)	9,990	(34)	9,956
Operating profit /(loss) before tax	1	(1,868)	339	248	2,358	2,354	534	(1,421)	2,544	(1,590)	954

Profit	428	(1,268)	264	185	1,802	1,224	390	(941)	2,084	—	2,084

(1)	The information for the years ended December 31, 2014 and 2013 and with respect to 2015, until July 2015, is presented under management criteria, pursuant to which Garanti’s results have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started consolidating 100% of the Garanti group. See Note 3 to the Consolidated Financial Statements.
(2)	Other adjustments include adjustments made to account for the fact that, until July 2015, in the Consolidated Financial Statements Garanti was accounted for using the equity method rather than using the management criteria referred to above.
(3)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(4)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain reporting business area. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain business area during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect the reclassification of these expenses.

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Total Assets	339,643	318,446	314,956

Loans and advances to customers	192,068	174,201	178,288
Of which:
Residential mortgages	85,002	74,508	77,575
Consumer finance	6,145	5,270	6,703
Loans	4,499	3,946	4,962
Credit cards	1,646	1,324	1,741
Loans to enterprises	43,763	37,224	37,181
Loans to public sector	20,975	22,833	21,694

Customer deposits	185,314	154,261	157,124
Of which:
Current and savings accounts	81,061	61,434	56,194
Time deposits	78,403	70,521	80,234
Other customer funds	14,906	9,207	8,198
Assets under management	56,690	51,702	43,651
Of which:
Mutual funds	33,670	29,649	23,018
Pension funds	22,897	21,879	20,427
Other placements	123	174	206

Loans and advances to customers in this operating segment as of December 31, 2015 amounted to €192,068 million, a 10.3% increase from the €174,201 million recorded as of December 31, 2014, mainly as a result of the acquisition of Catalunya Banc on April 24, 2015.

Customer deposits in this operating segment as of December 31, 2015 amounted to €185,314 million, a 20.1% increase from the €154,261 million recorded as of December 31, 2014, mainly due to the acquisition of Catalunya Banc and the positive performance of current and saving accounts.

Mutual funds in this operating segment as of December 31, 2015 amounted to €33,670 million, a 13.6 % increase from the €29,649 million recorded as of December 31, 2014 mainly as a result of the transfer of customer deposits to mutual funds. Pension funds in this operating segment as of December 31, 2015 amounted to €22,897 million, a 4.7% increase from the €21,879 million recorded as of December 31, 2014.

This operating segment’s non-performing asset ratio increased to 6.6% as of December 31, 2015, from 6.0% as of December 31, 2014, mainly due to the acquisition of Catalunya Banc. This operating segment’s non-performing assets coverage ratio increased to 59% as of December 31, 2015, from 45% as of December 31, 2014.

Real Estate Activity in Spain

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and foreclosed real estate assets.

The Group’s exposure, including loans and advances to customers and foreclosed assets, to the real estate sector in Spain is declining. As of December 31, 2015, the balance stood at €12,394 million, 1.2% lower than as of December 31, 2014. Non-performing assets of this segment have continued to decline and as of December 31, 2015 were 8.5% lower than as of December 31, 2014. The coverage of non-performing and potential problem loans of this segment increased to 63.4% as of December 31, 2015, compared with 62.8% of the total amount of real-estate assets in this operating segment.

The number of real estate assets sold amounted to 21,082 units in 2015, 9% lower than in 2014.

Turkey

This operating segment reflects BBVA’s stake in the Turkish bank Garanti. Following management criteria, assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when the acquisition discussed above was completed and we began to fully consolidate the Garanti group (100%).

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Total Assets	89,003	22,342	19,453

Loans and advances to customers	57,768	13,635	11,554
Of which:
Residential mortgages	6,215	1,413	1,204
Consumer finance	14,156	3,653	3,204
Loans	9,010	2,402	1,976
Credit cards	5,146	1,252	1,228
Loans to enterprises	31,918	7,442	6,380
Loans to public sector	—	—	—

Customer deposits	47,148	11,626	9,704
Of which:
Current and savings accounts	9,697	2,151	1,726
Time deposits	33,695	7,860	6,889
Other customer funds	—	—	—

Assets under management	3,620	882	730
Of which:
Mutual funds	1,243	344	373
Pension funds	2,378	538	357

During 2015, the TL depreciated against the euro in average terms (from 2.9064 TL/€ in 2014 to 3.0246 TL/€ in 2015). Also, there was a year-on-year depreciation of the TL as of December 31, 2015 (from 2.8320 TL/€ as of December 31, 2014 to 3.1765 TL/€ as of December 31, 2015). The effect of these changes in exchange rates was negative for both the year-on-year comparison of the Group’s income statement and the year-on-year comparison of the Group’s balance sheet .

The year-on-year variations in the line items discussed below were all mainly due to the first time full consolidation of the Garanti group in 2015.

Loans and advances to customers in this operating segment as of December 31, 2015 increased to €57,768 million from the €13,635 million recorded as of December 31, 2014.

Customer deposits in this operating segment as of December 31, 2015 increased to €47,148 million from the €11,626 million recorded as of December 31, 2014.

Mutual funds in this operating segment as of December 31, 2015 increased to €1,243 million from the €344 million recorded as of December 31, 2014.

Pension funds in this operating segment as of December 31, 2015 increased to €2,378 million from the €538 million recorded as of December 31, 2014.

This operating segment’s non-performing asset ratio was 2.8% as of December 31, 2015 and 2014. This operating segment’s non-performing assets coverage ratio increased to 129.3% as of December 31, 2015 from 115.1% as of December 31, 2014.

    Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)

Total Assets	23,626	22,325	21,771

Loans and advances to customers	16,143	15,795	16,843
Of which:
Residential mortgages	2,614	2,779	2,952
Consumer finance	322	490	779
Loans	305	475	767
Credit cards	17	15	12
Loans to enterprises	12,619	11,119	11,598
Loans to public sector	216	234	251

Customer deposits	15,210	11,045	7,931
Of which:
Current and savings accounts	5,188	3,224	2,659
Time deposits	9,319	7,341	4,704
Other customer funds	609	376	463

Assets under management	331	466	408
Of which:
Mutual funds	—	152	132
Pension funds	331	314	276

Loans and advances to customers in this operating segment as of December 31, 2015 amounted to €16,143 million, a 2.2% increase from the €15,795 million recorded as of December 31, 2014, mainly as a result of the stronger activity in Asia.

Customer deposits in this operating segment as of December 31, 2015 amounted to €15,210 million, a 37.7% increase from the €11,045 million recorded as of December 31, 2014, mainly as a result of increased deposits in Europe.

Mutual funds in this operating segment as of December 31, 2015 were nil compared to the €152 million recorded as of December 31, 2014, due mainly to the decrease of these funds in Portugal (mutual funds have been progressively transferred from Portugal to the Asset Management unit within our Banking Activity in Spain segment).

Pension funds in this operating segment as of December 31, 2015 amounted to €331 million, a 5.4% increase from the €314 million recorded as of December 31, 2014, mainly as a result of increases in Portugal.

This operating segment’s non-performing asset ratio decreased to 2.6% as of December 31, 2015 from 3.7% as of December 31, 2014. This operating segment non-performing assets coverage ratio increased to 96% as of December 31, 2015 from 80% as of December 31, 2014.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)

Total Assets	99,472	93,731	81,801

Loans and advances to customers	49,048	46,798	40,668
Of which:
Residential mortgages	9,099	9,272	8,985
Consumer finance	11,588	10,902	10,096
Loans	6,550	5,686	4,748
Credit cards	5,038	5,216	5,348
Loans to enterprises	18,162	16,707	13,881
Loans to public sector	4,197	4,295	3,594

Customer deposits	49,539	45,937	42,452
Of which:
Current and savings accounts	32,168	28,014	24,672
Time deposits	7,049	6,426	5,611
Other customer funds	5,724	6,537	6,164

Assets under management	21,557	22,094	19,673
Of which:
Mutual funds	17,894	18,691	16,896
Other placements	3,663	3,403	2,777

The Mexican peso slightly depreciated against the euro as of December 31, 2015 compared with December 31, 2014, negatively affecting the business activity of the Mexico operating segment as of December 31, 2015 expressed in euro. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers in this operating segment as of December 31, 2015 amounted to €49,048 million, a 4.8% increase from the €46,798 million recorded as of December 31, 2014, mainly due to a significant increase in the retail portfolio, especially boosted by lending to SMEs and, in to lesser extent, by consumer finance and credit cards.

Customer deposits in this operating segment as of December 31, 2015 amounted to €49,539 million, a 7.8% increase from the €45,937 million recorded as of December 31, 2014, mainly as a result of the positive performance of both current and saving accounts and time deposits.

Mutual funds in this operating segment as of December 31, 2015 amounted to €17,894 million, a 4.3% decrease from the €18,691 million recorded as of December 31, 2014.

This operating segment’s non-performing asset ratio decreased to 2.6% as of December 31, 2015, from 2.9% as of December 31, 2014. This operating segment non-performing assets coverage ratio increased to 120% as of December 31, 2015, from 114% as of December 31, 2014.

South America

The South America operating segment includes the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance: includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)

Total Assets	70,661	84,364	77,874

Loans and advances to customers	44,970	52,920	48,466
Of which:
Residential mortgages	9,810	9,622	8,534
Consumer finance	9,278	13,575	13,112
Loans	6,774	9,336	9,441
Credit cards	2,504	4,239	3,670
Loans to enterprises	19,896	20,846	18,606
Loans to public sector	630	650	601

Customer deposits	41,998	56,370	55,167
Of which:
Current and savings accounts	21,011	35,268	35,091
Time deposits	16,990	16,340	15,018
Other customer funds	4,031	5,012	4,744

Assets under management	9,729	8,480	6,552
Of which:
Mutual funds	3,793	3,848	2,952
Pension funds	5,936	4,632	3,600

The period-end exchange rate against the euro of the currencies of the countries in which BBVA operates in South America decreased, on average, in 2015, compared with December 2014, negatively affecting the business activity in South America. The depreciation of the Venezuelan bolivar as of December 31, 2015 was particularly significant. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers in this operating segment as of December 31, 2015 amounted to €44,970 million, a 15.0% decrease from the €52,920 million recorded as of December 31, 2014, mainly due to the significant depreciation of the Venezuelan bolivar. Excluding the impact of loans and advances to customers in Venezuela, there was an increased activity, particularly in consumer loans, credit cards and corporate lending.

Customer deposits in this operating segment as of December 31, 2015 amounted to €41,998 million, a 25.5% decrease from the €56,370 million recorded as of December 31, 2014, mainly due to the significant depreciation of the Venezuelan bolivar. Excluding the impact of customer deposits in Venezuela, there was a positive growth of our products, in particular current and saving accounts.

Mutual funds in this operating segment as of December 31, 2015 amounted to €3,793 million, a 1.4% decrease from the €3,848 million recorded as of December 31, 2014, mainly due to the significant depreciation of the Venezuelan bolivar, which was partially offset by a positive performance in Argentina, Chile and Peru.

Pension funds in this operating segment as of December 31, 2015 amounted to €5,936 million, a 28.2% increase from the €4,632 million recorded as of December 31, 2014, mainly as a result of the increased volumes in Bolivia and the appreciation of the Bolivian currency.

This operating segment’s non-performing asset ratio increased to 2.3% as of December 31, 2015, from 2.1% as of December 31, 2014 . This operating segment non-performing assets coverage ratio decreased to 123% as of December 31, 2015, from 138% as of December 31, 2014.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 91% of the operating segment’s balance sheet as of December 31, 2015. Given its size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)

Total Assets	86,454	69,261	53,046

Loans and advances to customers	60,599	49,667	38,067
Of which:
Residential mortgages	13,182	11,876	9,591
Consumer finance	7,364	5,812	4,464
Loans	6,784	5,291	3,984
Credit cards	580	522	481
Loans to enterprises	31,882	25,202	19,427
Loans to public sector	4,442	3,706	2,772

Customer deposits	63,715	51,394	39,844
Of which:
Current and savings accounts	45,717	38,863	30,212
Time deposits	14,456	11,231	8,231

The U.S. dollar appreciated against the euro as of December 30, 2015 compared with December 31, 2014, positively affecting the business activity of the United States operating segment as of June 30, 2015 expressed in euro. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers in this operating segment as of December 31, 2015 amounted to €60,599 million, a 22.0 % increase from the €49,667 million recorded as of December 31, 2014, due to an increased focus on lending to companies instead of individuals.

Customer deposits in this operating segment as of December 31, 2015 amounted to €63,715 million, a 24.0 % increase from the €51,394 million recorded as of December 31, 2014, mainly due to an increase in the balance of current and saving accounts and time deposits as a result of the campaigns designed to attract deposits.

This operating segment’s non-performing asset ratio was 0.9% as of December 31, 2015 and 2014. This operating segment non-performing assets coverage ratio decreased to 151% as of December 31, 2015, from 167% as of December 31, 2014, as a result of the significant write-offs made to non-performing assets related to the oil & gas sector due, in turn, to decreasing oil prices.

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

In addition, the Treaty on the EU (“EU Treaty”) establishes a series of rules designed to safeguard the independence of the system, in its institutional as well as its administrative functions.

Supervision and Regulation

Since September 2012, significant progress has been made toward the establishment of a European banking union. Banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the SRM. As a further step to a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (the “EDIS”), which intends to provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.

Pursuant to Article 127(6) of the Treaty on the Functioning of the EU and the SSM Regulation, the ECB is responsible for specific tasks concerning the prudential supervision of credit institutions established in participating Member States. Since 2014, it carries out these supervisory tasks within the SSM framework, composed of the ECB and the relevant national authorities. The ECB is responsible for the effective and consistent functioning of the SSM, with a view to carrying out effective banking supervision, contributing to the safety and soundness of the banking system and the stability of the financial system.

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

The criteria for determining whether a bank is considered significant (and therefore whether it falls under the ECB’s direct supervision) are set out in the SSM Regulation and the Regulation (EU) No. 468/2014 of the European Central Bank of April 16, 2014 establishing the framework for cooperation within the SSM between the European Central Bank and national competent authorities and with national designated authorities (the “SSM Framework Regulation”). To qualify as significant, a bank must fulfill at least one of these criteria:

•	size: the total value of its assets exceeds €30 billion;

•	economic importance: for the specific country or the EU economy as a whole;

•	cross border activities: the total value of its assets exceeds €5 billion and the ratio of its cross-border assets/liabilities in more than one other participating Member State to its total assets/liabilities is above 20%; or

•	direct public financial assistance: it has requested or received funding from the European Stability Mechanism (the “ESM”) or the European Financial Stability Facility.

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

The ECB has set up homogenous criteria for all the supervised institutions under the SSM and has assumed decision-making power. National authorities, such as the Bank of Spain, provide their knowledge on their financial systems and the entities located in their jurisdictions. Therefore, the role of the Bank of Spain continues to be relevant for financial entities located in Spain. In particular, the Bank of Spain’s tasks include the following:

•	it collaborates with the ECB in the supervision of significant entities through its participation in the JSTs of the relevant Spanish banks, and has a leading role in the on-site inspections;

•	the Bank of Spain supervises directly the less significant Spanish banks. The ECB’s indirect supervision of these entities is focused on the homogenization of supervisory criteria and reception of information;

•	there are several supervisory competences over banking entities, for example money laundering and terrorist financing, customer protection and certain aspects of the monitoring of the financial markets that are out of the scope of the SSM and remain under the purview of the Bank of Spain;

•	the Bank of Spain participates in certain administrative processes controlled by the ECB, such as the granting or withdrawal of licenses and the application of fit and proper tests to members of the board and senior management of Spanish banks, and supports the ECB in cross-border tasks such as the definition of policies, methodologies or crisis management;

•	the Bank of Spain continues to supervise other institution such as appraisal companies or specialist credit institutions, e-money issuing entities, mutual guarantee and re-guarantee companies; and

•	the Bank of Spain participates in the governing bodies of the SSM contributing to the adoption of decisions affecting all credit institutions located in the Eurozone.

Single Resolution Fund

The Fund was established pursuant to Regulation (EU) No 806/2014 as a single financing arrangement for all the Member States participating in the SSM.

The Fund is set up to be used in resolution procedures where the SRB considers it necessary to ensure the effective application of the resolution tools. The Fund must have adequate financial resources to allow for an effective functioning of the resolution framework and by allowing the SRB to intervene, where necessary, to achieve an effective application of the resolution tools and to protect financial stability without recourse to taxpayers’ money.

The SRB must calculate the annual contributions to the Fund on the basis of a single target level established as 1% of the amount of covered deposits of all authorized credit institutions in all participating Member States. The SRB must ensure that the available financial means of the Fund reach, at least, this target level by the end of 2024. The annual contribution to the Fund by each bank is based on a flat contribution determined on the basis of such bank’s liabilities excluding own funds and covered deposits and a risk-adjusted contribution depending on the risk profile of that bank.

During 2015, as a transitional period, the contribution to the Fund was fixed at a national level.

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

As of December 31, 2015, 2014 and 2013 all of the Spanish banks belonging to the BBVA Group were members of the FGD and were thus obligated to make annual contributions to it.

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

Liquidity Requirements — Minimum Reserve Ratio

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

Capital Requirements

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework for internationally active banks (the “Basel III capital reforms”). The Basel III capital reforms raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 capital (the “CET1 capital”) and introduced an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital.

The Basel III capital reforms were transposed into EU law by the enactment of the CRD IV Directive, which implements the Basel III capital standards over a phase-in period until January 1, 2019, and the CRR (the CRR together with the CRD IV Directive and any other implementing measures then in force, “CRD IV”), subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalized. The EU rules deviate from the Basel III capital reforms in certain aspects, and provide national flexibility to apply more stringent prudential requirements than those set out in the Basel III framework.

As a Spanish credit institution, we are subject to the CRD IV Directive and the CRR. The CRR has been directly applicable since January 1, 2014 and the CRD IV Directive’s implementation into Spanish law been effected through RD-L 14/2013, Law 10/2014, RD 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016.

Under CRD IV, we are required (both on a consolidated and individual basis) to hold a minimum “Pillar 1” capital requirement (which includes a CET1 capital ratio of 4.5%, a Tier 1 capital ratio of 6% and a total capital ratio of 8% of risk-weighted assets).

CRD IV also contemplates that in addition to the minimum “Pillar 1” capital requirement, supervisory authorities may impose, as a result of the SREP conducted by them, further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum own funds “Pillar 1” capital requirement under CRD IV or to address macro-prudential considerations.

Moreover, according to CRD IV, entities must comply from 2016 onwards with the “combined buffer requirement”, which consists of five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific countercyclical buffer, (iv) the D-SIB buffer and (v) the systemic risk buffer.

The combination of the capital conservation buffer, the institution-specific countercyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIB buffer and the D-SIB buffer, in each case (if applicable to the relevant institution—in the event that the systemic risk buffer only applies to local exposures, such buffer is added to the higher of the G-SIB buffer or the D-SIB buffer) is referred to as the “combined buffer requirement”. This “combined buffer requirement” is in addition to the “Pillar 1” and the “Pillar 2” capital requirements and is required to be satisfied with CET1 capital.

As a result of the most recent SREP carried out by the ECB in 2015, we have been informed by the ECB that we are required to maintain a CET1 phased-in capital ratio of 9.5% (both on a consolidated and individual basis). This CET1 capital ratio of 9.5% includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%), (ii) the additional own funds requirement under “Pillar 2” and (iii) the capital conservation buffer (0.625% phased-in and 2.5% fully loaded).

Further we are required during 2016 to maintain a G-SIB buffer of 0.25% on a consolidated basis as we were included on the 2015 list of G-SIBs. Therefore, our minimum CET1 phased-in capital requirement for 2016 will be 9.75% on a consolidated basis.

However, the Bank has been excluded from the 2016 G-SIBs list (this list is updated annually by the FSB) with effect from January 1, 2017 and so, unless otherwise indicated by the FSB or the Bank of Spain in the future, we will only be required to maintain this G-SIB buffer for 2016.

Notwithstanding the foregoing, the Bank of Spain has communicated to us that we are also considered a D-SIB. The D-SIB buffer imposes on us a CET1 capital requirement of 0.5% on a consolidated basis, which will be phased-in from January 1, 2016 to January 1, 2019. However, as previously explained, we will not be required to maintain the D-SIB buffer during 2016 due to the fact that the requirements for the G-SIB buffer applicable to us for 2016 exceed those of the D-SIB buffer. We will be required instead to maintain a D-SIB buffer as of January 1, 2017.

According to CRD IV, and to the national implementation measures adopted in Spain, those entities not meeting the “combined buffer requirement” must calculate the Maximum Distributable Amount (the “MDA”). Until the MDA has been calculated and communicated to the Bank of Spain, any such entity will be subject to restrictions on (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to additional tier 1 capital (the “discretionary payments”) and, thereafter, any such discretionary payments by that entity will be subject to such MDA. Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014 aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also restrict the discretionary payments to such Maximum Distributable Amount. In the event of a breach of the combined buffer requirement, we will be required to calculate our MDA, and as a consequence it may be necessary for us to reduce discretionary payments. See “Item 3.D. Risk Factors–Legal, Regulatory and Compliance Risks–Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations” for additional information.

In addition to the capital requirements under CRD IV, the BRRD introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (“MREL”). See “Item 3.D. Risk Factors–Legal, Regulatory and Compliance Risks–Any failure by the Bank and/or the Group to comply with its minimum requirements for own funds and eligible liabilities (MREL) could have a material adverse effect on BBVA’s business, financial condition and results of operations” for additional information.

In addition, in December 2010 the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) metrics, seeking to (i) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (ii) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Basel III liquidity standards are being implemented within the EU through the CRD IV. The LCR has been subsequently revised by the Basel Committee in January 2013 and in January 2014 the Basel Committee published amendments to the LCR and technical revisions to the NSFR ratio, confirming that it remains the intention that the latter ratio, including any future revisions, will become a minimum standard by January 1, 2018. See “Item 3.D. Risk Factors–Legal, Regulatory and Compliance Risks–Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities” for additional information.

Capital Management

Basel Capital Accord—Economic Capital

The Group’s capital management is performed at both the regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and the CRR. See Note 31 to the Consolidated Financial Statements.

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

Dividends

A bank may generally dedicate all of its net profits and its distributable reserves to the payment of dividends. In no event may dividends be paid from non-distributable reserves.

Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain had asked that banks consult with it on a voluntary basis before declaring interim dividends. It should be noted that the ECB recommendation dated December 17, 2015 addressed to, among others, significant supervised entities and significant supervised groups, such as BBVA and its Group, recommends credit institutions to establish dividend policies using conservative and prudent assumptions so that, after any such distribution, they are able to satisfy the applicable capital requirements.

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA will be subject to restrictions on discretionary payments, which includes, among others, dividend payments. See “—Capital Requirements”.

Our bylaws allow for dividends to be paid in cash or in kind as determined by shareholder resolution.

Scrip Dividend

As in 2011, 2012, 2013 and 2014, during 2015, a scrip dividend scheme called “Dividend Option” was approved by the annual general meeting of shareholders held on March 13, 2015. The BBVA annual general meeting of shareholders held on March 11, 2016 passed four resolutions adopting four different capital increases to be charged to voluntary reserves for the implementation of the “Dividend Option” shareholders’ remuneration scheme during the following year. These resolutions will allow the Board of Directors to implement, depending on the situation of BBVA, the situation of the markets, the regulatory framework and the recommendations regarding dividends that may be adopted, or any other measures that may be adopted within the regulatory framework applicable to BBVA, the “Dividend Option” during a period of one year since the approval of such resolutions.

Upon the execution of each such capital increase to be charged to voluntary reserves, BBVA shareholders will have the option, at their own free choice, to receive their remuneration in newly issued ordinary shares or in cash. For additional information on the “Dividend Option” scheme, including its tax implications, see “Item 10. Additional Information—Taxation—Spanish Tax Considerations—Taxation of Dividends—Scrip Dividend” and “Item 10. Additional Information—Taxation—U.S. Tax Considerations—Taxation of Distributions”.

The “Dividend Option” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive all or part of their remuneration in newly issued ordinary shares of the Bank, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

Shareholders may have the “Dividend Option” available to them on different dates. However, it should be noted that each capital increase approved by the annual shareholders’ general meeting held on March 11, 2016, is independent from the others, so that they may be executed on different dates or may not even be executed, in light of the Bank’s needs and the corporate interest.

BBVA’s Board of Directors, at its March 11, 2016 meeting, approved the execution of one of the capital increases approved by the annual general meeting of shareholders held on March 11, 2016 in connection with the implementation of the “Dividend Option” on the terms provided therein. The maximum number of new ordinary shares that may be issued as a consequence of the execution of the capital increase is 138,406,089 which is expected to became effective on April 27, 2016.

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

Law 25/2015, of July 28, on the “second chance” mechanism, superseded Royal Decree Law 1/2015 and introduced certain changes to its content, including the introduction of a fee protection account for insolvency managers, limits on the remuneration of insolvency managers and the introduction of greater flexibility to a number of elements of the “second chance” mechanism.

Mutual Fund Regulation

Law 22/2014 of November 12, introduced a new legal regime for private investment entities in order to incorporate (i) Directive 2011/61/EU of the European Parliament and of the Council of June 8 on Alternative Investment Fund Managers, and (ii) Directive 2013/14/EU of the European Parliament and of the Council of May 21.

Spanish Corporate Enterprises Act

The consolidated text of the Corporate Enterprises Act adopted under Legislative Royal Decree 1/2010, of July 2, repealed the former Companies Act, adopted under Legislative Royal Decree 1564/1989, of December 22. This royal legislative decree has consolidated the legislation for joint stock companies (sociedades anónimas) and limited liability companies (sociedades de responsabilidad limitada) in a single text, bringing together the contents of the two aforementioned acts, as well as a part of the Securities Exchange Act.

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

On July 21, 2015 Law 22/2015 on Accounts Audit was published in the Spanish Official Gazette. This law amended Law 12/2010 of June 30 in certain respects, including with respect to the requirements applicable to audit firms. Some provisions of this Law are already in force, while the remainder will become effective on June 17, 2016.

Law 11/2015 of June 18, on the recovery and resolution of credit institutions and investment firms

Law 11/2015 transposes a very important part of EU Law into Spanish law in respect of the recovery and resolution mechanisms for credit institutions and investment firms (the “institutions”). It further assumes many of the provisions of Law 9/2012 of November 14, 2012 on the restructuring and resolution of credit institutions, which it partially repeals.

The regime set in place constitutes a special and full administrative procedure that seeks to ensure maximum speed in the intervention of an institution so as to provide for the continuity of its core functions, while minimizing the impact of its non-viability on the economic system and on public resources.

One new aspect involves the regulation of internal recapitalization as a resolution instrument conceived as a “bail-in” arrangement (the absorption of losses by the shareholders and by the creditors of an institution under resolution).

The internal recapitalization is a new resolution instrument, since the loss-absorption mechanism makes it extensive to all the institution’s creditors, and not only to the shareholders and the subordinated creditors as envisaged under Law 9/2012 of November 14, 2012.

In this respect, liabilities eligible for the bail-in are all the institution’s liabilities that are not expressly excluded or have not been excluded further to a decision by the FROB. These liabilities shall be susceptible to amortization or conversion into capital for the internal recapitalization of the institution concerned. Among the liabilities excluded are deposits guaranteed by the Deposit Guarantee Fund (up to €100,000) and liabilities incurred with employees, trade creditors and the tax or social security authorities.

Certain changes were made to the regime applicable in the event of the insolvency of an institution, in order to provide greater protection to the deposits of individuals and SMEs. In this respect, the following shall be considered as privileged credits: (i) deposits guaranteed by the Deposit Guarantee Fund (maximum of €100,000) and the rights to which they may have been subrogated should the guarantee have been made effective and (ii) the portion of the deposit of individuals and SMEs that exceeds the guaranteed level, and those deposits of those individuals and SMEs that would be guaranteed had they not been set up in branches located outside the EU.

Royal Decree 1012/2015 of November 6, on development of Law on recovery and resolution of credit entities and investment firms and modification of Royal Decree on deposit guarantee funds of credit entities

Royal Decree 1012/2015 partially transposes the BRRD and develops Law 11/2015 (described above).

Royal Decree 1012/2015 includes a package of measures aimed at: (i) establishing the criteria for the application of the regulation for the resolution of credit entities, (ii) establishing the content of the recovery and resolution plans for credit entities, (iii) regulating the use of the resolution instruments set in Law 11/2015, and particular, the actions to be carried out by the FROB, (iv) establishing the regime applicable to the FROB in connection with the managing of the funds addressed to finance the resolution procedures and to the contributions that credit entities must make to the National Resolution Fund and, (v) establishing the regime applicable to the resolution of cross border entities.

Law 5/2015 of April 27, on promoting corporate financing

Among other matters, Law 5/2015 establishes a number of changes to encourage bank financing to SMEs, sets out the new legal framework on financial credit establishment and regulates crowd funding. Law 5/2015 has also introduced amendments on other matters, including securitizations and debt issuance. It consolidates into one piece of legislation what has, until now, been a dispersed legal framework on securitization.

Law 5/2015 imposes an obligation on credit institutions to provide SMEs at least three months prior notice in the event the funding flow to a SMEs is to be cancelled or reduced by at least 35%. In so doing, the law aims to provide SMEs sufficient time to find new funding sources or to adjust the management of their own funds to avoid sudden liquidity deficiencies.

The main novelties of this new regime are the following: (i) private limited liability companies (sociedades limitadas or S.L.s) can issue and guarantee standard debt securities issuances capped at twice their own funds, (ii) the quantitative limit on debt issuances by non-listed public limited liability companies (sociedades anónimas or S.A.s) is removed. (iii) the management body is authorized to approve standard debt securities issuances which do not yield part of the profits, unless stated otherwise in the issuer’s articles of association and (iv) it is clarified that it is unnecessary to appoint a commissioner and set up a syndicate of bondholders in debt issuances governed by foreign law and aimed at international markets.

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

BBVA’s U.S. bank subsidiary, Compass Bank (“Compass Bank”), and BBVA’s New York branch are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York branch is licensed and supervised by the New York State Department of Financial Services. Compass Bank is an Alabama state-chartered bank, is a member of the Federal Reserve System, and has branches in Alabama, Arizona, California, Colorado, Florida, New Mexico, and Texas. Compass Bank is supervised and examined by the Federal Reserve and the State of Alabama Banking Department. In addition, certain aspects of Compass Bank’s branch operations in Arizona, California, Colorado, Florida, New Mexico, and Texas are subject to examination by the respective state banking regulators in such states. Compass Bank is also a depository institution insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation (the “FDIC”).

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

BBVA Bancomer, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve.

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

U.S. regulators have implemented many provisions of the Dodd-Frank Act through detailed rulemaking, and the implementation process will likely continue for several more years. As it is implemented, the Dodd-Frank Act and related rules are expected to result in additional costs and impose certain limitations and restrictions affecting the conduct of our businesses, although uncertainty remains about the final details, impact and timing of many provisions.

Compass Bank has registered with the SEC and the Municipal Securities Rulemaking Board as a municipal advisor pursuant to the Dodd-Frank Act’s municipal advisor registration requirements.

Among other changes, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (“OTC”) derivatives by the U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC, including mandatory clearing, exchange trading and public and regulatory transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. The CFTC has completed many of the most significant rulemakings, which came into effect in 2013 and 2014.

On March 31, 2013, BBVA registered as a “swap dealer” (as defined in the Commodity Exchange Act and the regulations promulgated thereunder (the “CEA”)) under Title VII of the Dodd-Frank Act. This registration subjects BBVA to regulation and supervision by the CFTC. BBVA’s world-wide swap activities are also subject to regulations adopted by the European Commission pursuant to the European Market Infrastructure Regulation (“EMIR”) and the EU’s Markets in Financial Instruments Directive (“MiFID”) and other European regulations and directives. The CFTC will deem BBVA to have complied with certain Dodd-Frank Act Title VII provisions for which, subject to certain conditions, the CFTC has found certain corresponding European provisions to be essentially identical or comparable, provided BBVA complies with such European provisions, as applicable.

Because BBVA is a non-U.S. swap dealer, the CFTC generally limits its direct regulation of BBVA with respect to swaps with U.S. persons and certain affiliates of U.S. persons. However, the CFTC will be applying certain transaction-level requirements when BBVA’s swap dealing activity involves the arrangement, negotiation, or execution by U.S. located personnel and is considering whether to apply regulatory transaction reporting to all swaps entered into by a non-U.S. swap dealer or instead rely on transaction reporting under comparable EU rules. In August 2015, the CFTC staff extended no-action relief for the applicability of most transaction-level requirements until at least September 30, 2016.

Currently, BBVA is not considering registration as a “security-based swap dealer” with the SEC.

Compass Bank (and other entities of the BBVA Group) may register as a swap dealer if required by its swap activities or if it is determined to be beneficial to its business.

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

Under the final rule, a Large FBO that is subject to the IHC requirement may request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. The final rule also permits the Federal Reserve to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of Large FBOs will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, in certain circumstances, asset maintenance requirements. Large FBOs generally will be required to establish IHCs and comply with the enhanced prudential standards beginning July 1, 2016. An IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. FBOs that have $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014, such as BBVA, were required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the intermediate holding company requirement. BBVA submitted its implementation plan in December 2014, in which it indicated its intention to designate Compass Bancshares as its IHC. Compass Bancshares, which BBVA established in 2007, already serves as holding company for BBVA’s U.S. subsidiaries, and, as a U.S.-based bank holding company with more than $50 billion in assets, is required to comply with the enhanced prudential standards applicable under the final rule for top-tier U.S.-based bank holding companies that began on January 1, 2015 and, once BBVA designates it as its IHC, it will become subject to corresponding enhanced prudential standards. The Federal Reserve has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and Large FBOs, including an early remediation framework. Under the early remediation framework, the Federal Reserve would implement prescribed regulations and penalties against the FBO and its U.S. operations and certain of its officers and directors, if the FBO and/or its U.S. operations do not meet certain requirements, and would authorize the termination of U.S. operations under certain circumstances. As part of the implementation of enhanced prudential standards under the Dodd-Frank Act, the Federal Reserve proposed on March 4, 2016 a rule implementing single-counterparty credit limits for large bank holding companies and Large FBOs with respect to their combined U.S. operations. The proposed rule would apply both to Compass Bancshares and to the combined U.S. operations of BBVA with different levels of stringency. Compass Bancshares’ credit exposure to any single counterparty would be limited to 25 percent of its capital stock and surplus, while BBVA’s credit exposure to most counterparties with respect to only its combined U.S. operations would be limited to 25 percent of its Tier 1 capital or 15 percent of Tier 1 capital for counterparties that are G-SIBs and certain other large financial institutions. The proposed rule would also require Compass Bancshares and BBVA to aggregate exposure between counterparties that are economically interdependent or in the presence of certain control relationships.

In September 2014, the federal banking regulators adopted a final rule implementing in the United States the liquidity coverage ratio (“LCR”), the quantitative liquidity standards developed by the Basel Committee. The LCR was developed to ensure that covered banking organizations have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The rule introduces a version of the LCR applicable to certain large bank holding companies such as Compass Bancshares. This version differs in certain respects from the Basel Committee’s version of the LCR, including a narrower definition of high-quality liquid assets, different prescribed cash inflow and outflow assumptions for certain types of instruments and transactions and a shorter phase-in schedule that began on January 1, 2015 and runs until January 1, 2017.

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

bank holding company’s capital plan, in whole or in part, or provides a notice of non-objection to the company. If the Federal Reserve objects to a capital plan, the bank holding company may not make any capital distribution other than those with respect to which the Federal Reserve has indicated its non-objection. On March 11, 2015, the Federal Reserve released the results of the 2015 CCAR process, which showed that the Federal Reserve had no objection to the Compass Bancshares’ capital plans. Under the 2016 CCAR process, capital plans are due by April 5, 2016. The Federal Reserve will announce results of the 2016 CCAR process by June 30, 2016.

In addition, the Dodd-Frank Act and implementing rules issued by the Federal Reserve impose stress test requirements on both Compass Bancshares and Compass Bank. Compass Bancshares began conducting semi-annual company-run stress tests in October 2013 and is subject to an annual supervisory stress test conducted by the Federal Reserve (“Dodd-Frank Act Stress Test”). On March 5, 2015, the Federal Reserve released the results of the 2015 Dodd-Frank Act Stress Test, which showed that the Compass Bancshares surpassed the minimum capital requirements for all periods covered in the hypothetical severely adverse scenario defined by the Federal Reserve. The Federal Reserve will announce the results of the 2016 Dodd-Frank Act Stress Test by June 30, 2016.

On December 10, 2013, U.S. regulators issued final rules to implement the Dodd-Frank Act’s “Volcker Rule”. The Volcker Rule limits the ability of banking entities to sponsor or invest in certain hedge funds, private equity funds, and commodity pools (“covered funds”), and to engage in certain types of proprietary trading unrelated to serving clients subject to certain exclusions and exemptions. The final rules also limit the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The final rules contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. On December 18, 2014, the Federal Reserve granted banking entities until July 2016 to bring their ownership and sponsorship of covered funds entered into prior to 2014 into compliance with the Volcker Rule, and indicated that it intends to further extend the compliance period for these funds through July 2017. BBVA continues to assess the impact of the Volcker Rule to its business operations.

The Dodd-Frank Act also changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than on U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks (such as Compass Bank), and by increasing the statutorily required minimum reserve ratio from 1.15 percent to 1.35 percent. On March 15, 2016, the FDIC finalized a rule imposing assessment surcharges on banks with $10 billion or more in total assets (such as Compass Bank) until the deposit insurance fund’s reserve ratio reaches 1.35 percent. The surcharges may begin as early as July 1, 2016.

The so-called “push-out” provision, Section 716 of the Dodd-Frank Act, prohibits U.S. federal assistance to be provided to any swaps entity, including any swap dealer, with respect to certain types of swaps, subject to certain exceptions. Pursuant to an amendment of the law enacted in December 2014, only certain structured finance swaps are subject to section 716. The swap activities of BBVA’s New York branch have always conformed to the requirements of Section 716. Should Compass Bank become a swap dealer, it will need to restrict its swap activities to conform to the Dodd-Frank Act “push-out” provision.

Since July 2012, the Dodd-Frank Act broadened the application of Sections 23A and 23B of Federal Reserve Act, which will, in the future, be reflected in the Federal Reserve’s implementation of such sections via Regulation W (“Reg W”). Reg W places various restrictions, including qualitative and quantitative restrictions, on BBVA and its non-bank subsidiaries with regard to borrowing or otherwise obtaining credit from their U.S. banking affiliates or engaging in certain other transactions involving those subsidiaries, and requires these transactions be on terms that would ordinarily be offered to unaffiliated entities, be secured by designated amounts of specified collateral, and be subject to quantitative limitations. Dodd-Frank’s broadening of Sections 23A and 23B of the Federal Reserve Act applies the restrictions arising from credit exposure to derivative transactions, securities borrowing and lending transactions, as well as repurchase/reverse repurchase agreements to the above-mentioned collateral and quantitative limitations. These restrictions also apply to certain transactions between BBVA’s U.S. broker-dealer affiliate BSI and BBVA’s U.S. banking units (such as BBVA’s New York Branch and Compass Bank), as well as between Compass Bank and its non-banking affiliates.

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

The Dodd-Frank Act requires the SEC to cause issuers with listed securities, which may include foreign private issuers such as BBVA, to establish a “claw back” policy to recoup previously awarded employee compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act, the Exchange Act and the Investment Advisers Act of 1940.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

The BBVA Group discloses the following information pursuant to Section 13(r) of the Exchange Act, which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, the BBVA Group has requested relevant information from its affiliates globally.

The BBVA Group has not knowingly engaged in activities, transactions or dealings required to be disclosed pursuant to Section 13(r) of the Exchange Act.

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure.

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, three of which remained outstanding during the year ended December 31, 2015. For the year ended December 31, 2015 no payments or revenues (including fees and/or commissions) have been recorded in connection with these counter indemnities. In accordance with Council Regulation (EU) Nr. 267/2012 of March 23, 2012, any payments of amounts due to Bank Melli under these counter indemnities will be initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Letter of credit. During the year ended December 31, 2015, the BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by Bank Sepah to a non-Iranian client of the BBVA Group in Europe. This letter of credit, which was granted before 2004, was used to secure a loan granted by the BBVA Group to a client in order to finance certain Iran-related activities. This loan was supported by the Spanish export credit agency (CESCE). The loan related to the client’s exportation of goods to Iran (consisting of goods relating to a pelletizing plant for iron concentration and equipment). Interest charged by the BBVA Group in the year ended December 31, 2015 in connection with this letter of credit totaled $15,536.03. This amount was initially blocked, pending release upon authorization by the relevant Spanish authorities. Before year end, the release of $2,844.52 was authorized by the relevant Spanish authorities. Accordingly, for the year ended December 31, 2015, gross revenues (including fees and/or commissions) recorded in connection with this letter of credit totaled $2,844.52. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and does not intend to enter into new business relationships involving Bank Sepah.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for two employees of the Iranian embassy in Spain (the bank accounts of one additional employee were closed on March 20, 2015). The two employees are Spanish citizens and one of them has retired. Estimated gross revenues for the year ended December 31, 2015 from embassy-related activity, which include fees and/or commissions, did not exceed $1,093.60. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

C.	Organizational Structure

As of December 31, 2015, the BBVA Group was composed of 373 consolidated entities and 116 entities accounted for using the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Peru, Portugal, Spain, Switzerland, Turkey, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2015.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power		BBVA Ownership	Total Assets (1)
			(In Percentages)			(In Millions of Euros)
BBVA BANCOMER, S.A. DE C.V.	Mexico	Bank	100.00		99.97	91,872
COMPASS BANK	United States	Bank	100.00		100.00	84,759
TURKIYE GARANTI BANKASI A.S	Turkey	Bank	49.90	(2)	39.90	79,236
CATALUNYA BANC, S.A.	Spain	Bank	98.95		98.95	45,283
BBVA CONTINENTAL, S.A.	Peru	Bank	92.24	(3)	46.12	21,793
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	99.95		99.95	17,279
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.18		68.18	17,071
BBVA COLOMBIA, S.A.	Colombia	Bank	95.47		95.47	14,681
BBVA BANCO FRANCES, S.A.	Argentina	Bank	75.95		75.95	7,614
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	Portugal	Bank	100.00		100.00	4,823
PENSIONES BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00		100.00	4,291
BANCO DEPOSITARIO BBVA, S.A.	Spain	Bank	100.00		100.00	4,254
SEGUROS BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00		99.97	3,630
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	Uruguay	Bank	100.00		100.00	2,997

(1)	Figures under local financial statements.
(2)	This figure is calculated by adding BBVA’s stake of 39.90% in Garanti and Dogus’ stake of 10.0002%. As a result of the shareholders’ agreement entered into between BBVA and Dogus, Garanti is consolidated within the BBVA Group.
(3)	This figure represents the interest of Holding Continental S.A., which owns 92.24% of the capital stock of BBVA Continental. Each of BBVA and Inversiones Breca S.A. owns 50.00% of the capital stock of Holding Continental S.A. As a result of the shareholders’ agreement entered into between BBVA and Inversiones Breca S.A., BBVA Continental is consolidated within the BBVA Group.

D.	Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,811 branch offices in Spain and, principally through our various affiliates, 5,334 branch offices abroad as of December 31, 2015. As of December 31, 2015, approximately 68% of our branches in Spain and 58% of our branches abroad (without including those branches relating to the Garanti group) were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

BBVA, through a real estate company of the Group, is constructing its new corporate headquarters at a development area in the north of Madrid (Spain). As of December 31, 2015, the accumulated investment for this project amounted to €951 million.

Also, BBVA Bancomer is building its new corporate headquarters in Mexico D.F. As of December 31, 2015, the accumulated investment for this project amounted to €856 million.

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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2015			Year Ended December 31, 2014			Year Ended December 31, 2013
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks	32,206	140	0.43%	25,049	132	0.53%	26,463	262	0.99%
Debt securities, equity instruments and derivatives	202,335	4,673	2.31%	176,497	4,505	2.55%	166,013	4,385	2.64%
Domestic	136,612	1,947	1.43%	125,941	2,182	1.73%	119,020	2,193	1.84%
Foreign	65,723	2,726	4.15%	50,556	2,323	4.60%	46,994	2,193	4.67%
Loans and receivables	412,636	19,744	4.78%	352,911	18,041	5.11%	361,246	18,736	5.19%
Loans and advances to credit institutions	30,511	273	0.89%	24,727	238	0.96%	25,998	411	1.58%
Loans and advances to customers	382,125	19,471	5.10%	328,183	17,803	5.42%	335,248	18,325	5.47%
In euros	196,987	4,301	2.18%	186,965	4,843	2.59%	204,124	5,835	2.86%
Domestic	192,508	4,285	2.23%	186,271	4,844	2.60%	197,817	5,835	2.95%
Foreign	4,479	16	0.37%	695	(1)	(0.08)%	4,726	(164)	(3.46)%
In other currency	185,139	15,170	8.19%	141,218	12,960	9.18%	131,125	12,489	9.52%
Domestic	14,923	284	1.91%	12,112	263	2.17%	5,355	(60)	(1.12)%
Foreign	170,216	14,886	8.75%	129,106	12,697	9.83%	131,115	2,692	2.05%
Non-earning assets	58,381	226	0.39%	45,951	159	0.35%	45,982	128	0.28%

Total average assets (2)	705,559	24,783	3.51%	600,407	22,838	3.80%	599,705	23,512	3.92%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Foreign activity represents the 41.86% of the total average assets for the year ended December 31, 2015.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2015			Year Ended December 31, 2014			Year Ended December 31, 2013
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	99,289	1,559	1.57%	81,860	1,292	1.58%	86,600	1,551	1.79%
Customer deposits	365,965	4,390	1.20%	307,482	4,555	1.48%	290,105	4,366	1.51%
In euros	187,677	1,024	0.55%	160,930	1,945	1.21%	153,634	1,734	1.13%
Domestic	182,330	1,015	0.56%	159,973	1,725	1.08%	148,908	1,898	1.27%
Foreign	5,346	9	0.17%	957	220	23.02%	4,726	(164)	(3.46)%
In other currency	178,289	3,366	1.89%	146,552	2,610	1.78%	136,470	2,632	1.93%
Domestic	9,529	(53)	(0.56)%	6,973	(41)	(0.59)%	5,355	(60)	(1.12)%
Foreign	168,759	3,419	2.03%	139,579	2,651	1.90%	131,115	2,692	2.05%
Debt certificates and subordinated liabilities	89,956	1,875	2.08%	80,355	1,611	2.00%	94,130	2,812	2.99%
Non-interest-bearing liabilities	96,049	936	0.97%	83,620	998	1.19%	82,257	883	1.07%
Stockholders’ equity	54,300	—	—	47,091	—	—	46,614	—	—

Total average liabilities (2)	705,559	8,761	1.24%	600,407	8,456	1.41%	599,705	9,612	1.60%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Foreign activity represents the 41.86% of the total average liabilities for the year ended December 31, 2015.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for 2015 compared with 2014, and 2014 compared with 2013. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	2015 / 2014
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	35	(27)	8
Securities portfolio and derivatives	882	(714)	168
Loans and advances to credit institutions	88	(53)	35
Loans and advances to customers	4,263	(2,595)	1,668
In euros	159	(701)	(542)
Domestic	162	(721)	(559)
Foreign	(3)	20	17
In other currencies	4,104	(1,894)	2,210
Domestic	61	(40)	21

Foreign	4,043	(1,854)	2,189
Other assets	29	38	67

Total income			1,945

Interest expense
Deposits from central banks and credit institutions	411	(144)	267
Customer deposits	937	(1,102)	(165)
Domestic	251	(973)	(722)
Foreign	686	(129)	557
Debt certificates and subordinated liabilities	129	(408)	(279)
Other liabilities	191	(252)	(62)

Total expense			305

Net interest income			1,640

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2014 / 2013
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(9)	(121)	(130)
Securities portfolio and derivatives	294	(174)	120
Loans and advances to credit institutions	(80)	(93)	(173)
Loans and advances to customers	657	(1,178)	(521)
In euros	(341)	(652)	(992)
Domestic	(341)	(651)	(992)
Foreign	(0)	(1)	(1)
In other currencies	997	(526)	471
Domestic	10	(8)	2
Foreign	987	(518)	469
Other assets	(10)	41	31
Total income			(674)

Interest expense
Deposits from central banks and credit institutions	(112)	(147)	(259)
Customer deposits	238	(50)	189
Domestic	151	(305)	(154)
Foreign	87	255	343
Debt certificates and subordinated liabilities	(405)	(795)	(1,201)
Other liabilities	27	88	115
Total expense			1,156

Net interest income			482

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2015	2014	2013
	(In Millions of Euro, except Percentages)
Average interest earning assets	647,177	554,457	553,722
Gross yield(1)	3.8%	4.1%	4.2%
Net yield(2)	3.5%	3.8%	3.9%
Net interest margin (3)	2.5%	2.6%	2.5%
Average effective rate paid on all interest-bearing liabilities	1.6%	1.8%	2.0%
Spread(4)	2.3%	2.3%	2.2%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2015, interbank deposits (excluding deposits with central banks) represented 3.9% of our total assets. Of such interbank deposits, 36.5% were held outside of Spain and 63.5% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2015, our total securities portfolio (consisting of investment securities and loans and receivables) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €150,850 million, representing 20.1% of our total assets. €48,218 million, or 32.0%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2015 on the investment securities that BBVA held was 4.0%, compared with an average yield of approximately 4.8% earned on loans and advances during 2015. See Notes 10 and 12 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of debt securities as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	43,500	45,668	2,221	(53)

Spanish Government and other government agencies debt securities	38,763	40,799	2,078	(41)
Other debt securities	4,737	4,869	144	(11)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	2,702	2,795	94	—
Issued by other institutions	2,035	2,074	50	(11)

Foreign-	62,734	62,641	1,132	(1,226)

Mexico	12,627	12,465	73	(235)
Mexican Government and other government agencies debt securities	10,284	10,193	70	(160)
Other debt securities	2,343	2,272	4	(75)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	260	254	1	(7)
Issued by other institutions	2,084	2,019	3	(68)
The United States	13,890	13,717	63	(236)
U.S. Treasury and other U.S. government agencies debt securities	2,188	2,177	4	(15)
States and political subdivisions debt securities	4,629	4,612	9	(26)
Other debt securities	7,073	6,927	50	(195)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	71	75	5	(1)
Issued by other institutions	7,002	6,852	45	(194)
Turkey	13,414	13,265	116	(265)
Turkey Government and other government agency debt securities	11,801	11,682	111	(231)
Other debt securities	1,613	1,584	4	(34)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	1,452	1,425	3	(30)
Issued by other institutions	162	159	1	(4)
Other countries	22,803	23,194	881	(490)
Other foreign governments and other government agencies debt securities	9,778	10,356	653	(76)
Other debt securities	13,025	12,838	227	(414)
Issued by Central Banks	2,277	2,273	—	(4)
Issued by credit institutions	3,468	3,488	108	(88)
Issued by other institutions	7,280	7,077	119	(322)

TOTAL AVAILABLE FOR SALE PORTFOLIO	106,234	108,310	3,354	(1,278)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

Foreign-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	106,234	108,310	3,354	(1,278)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	40,337	42,802	2,542	(77)

Spanish Government and other government agencies debt securities	34,445	36,680	2,290	(55)
Other debt securities	5,892	6,122	252	(22)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	3,567	3,716	162	(13)
Issued by other institutions	2,325	2,406	90	(9)

Foreign-	43,657	44,806	1,639	(490)

Mexico	12,662	13,060	493	(96)
Mexican Government and other government agencies debt securities	10,629	11,012	459	(76)
Other debt securities	2,034	2,048	34	(20)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	141	142	3	(3)
Issued by other institutions	1,892	1,906	31	(17)
The United States	10,289	10,307	102	(83)
U.S. Treasury and other U.S. government agencies debt securities	1,539	1,542	6	(3)
States and political subdivisions debt securities	2,672	2,689	22	(5)
Other debt securities	6,078	6,076	73	(76)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	24	24	—	—
Issued by other institutions	6,054	6,052	73	(76)
Other countries	20,705	21,439	1,044	(310)
Other foreign governments and other government agencies debt securities	10,355	10,966	715	(104)
Other debt securities	10,350	10,473	329	(206)
Issued by Central Banks	1,540	1,540	10	(9)
Issued by credit institutions	3,352	3,471	175	(55)
Issued by other institutions	5,459	5,461	143	(141)

TOTAL AVAILABLE FOR SALE PORTFOLIO	83,994	87,608	4,181	(566)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

Foreign-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	83,994	87,608	4,181	(566)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2013
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	39,224	40,116	1,008	(115)

Spanish Government and other government agencies debt securities	30,688	31,379	781	(90)
Other debt securities	8,536	8,738	227	(25)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	5,907	6,027	124	(4)
Issued by other institutions	2,629	2,711	103	(21)

Foreign-	31,323	31,690	956	(589)

Mexico	10,433	10,583	328	(178)
Mexican Government and other government agencies debt securities	9,028	9,150	281	(160)
Other debt securities	1,404	1,433	47	(19)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	84	93	11	(2)
Issued by other institutions	1,320	1,340	36	(16)
The United States	5,962	5,937	58	(82)
U.S. Treasury and other U.S. government agencies debt securities	171	170	3	(4)
States and political subdivisions debt securities	884	885	8	(7)
Other debt securities	4,907	4,881	46	(72)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	234	233	2	(2)
Issued by other institutions	4,674	4,648	44	(70)
Other countries	14,928	15,170	570	(329)
Other foreign governments and other government agencies debt securities	7,128	7,199	333	(261)
Other debt securities	7,801	7,971	237	(67)
Issued by Central Banks	1,209	1,208	9	(10)
Issued by credit institutions	4,042	4,166	175	(51)
Issued by other institutions	2,550	2,597	54	(6)

TOTAL AVAILABLE FOR SALE PORTFOLIO	70,547	71,806	1,964	(704)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

Foreign-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	70,547	71,806	1,964	(704)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

As of December 31, 2015 the carrying amount of the debt securities classified within the available for sale portfolio by rating categories defined by external rating agencies, were as follows:

	As of December 31, 2015
	Debt Securities Available for Sale
	Carrying Amount (In Millions of Euros)%
AAA	1,842	1.7%
AA+	10,372	9.6%
AA	990	0.9%
AA-	938	0.9%
A+	1,686	1.6%
A	994	0.9%
A-	4,826	4.5%
BBB+	51,885	47.9%
BBB	23,728	21.9%
BBB-	5,621	5.2%
BB+ or below	2,639	2.4%
Without rating	2,789	2.6%

TOTAL	108,310	100%

The following tables analyze the carrying amount and fair value of our ownership of equity securities as of December 31, 2015, 2014 and 2013, respectively. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,476	2,939	22	(559)
Equity listed	3,402	2,862	17	(558)
Equity unlisted	74	78	5	(1)
Foreign-	1,728	2,177	501	(51)
United States-	590	616	26	—
Equity listed	41	62	21	—
Equity unlisted	549	554	5	—
Other countries-	1,138	1,561	475	(51)
Equity listed	986	1,313	371	(44)
Equity unlisted	152	248	103	(7)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,204	5,116	522	(610)

TOTAL EQUITY SECURITIES	5,204	5,116	522	(610)

TOTAL INVESTMENT SECURITIES	111,438	113,426	3,876	(1,888)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,177	3,199	93	(71)
Equity listed	3,129	3,150	92	(71)
Equity unlisted	48	49	1	—
Foreign-	2,842	4,069	1,263	(36)
The United States-	540	558	18	—
Equity listed	54	56	2	—
Equity unlisted	486	502	16	—
Other countries-	2,302	3,511	1,245	(36)
Equity listed	2,172	3,372	1,233	(33)
Equity unlisted	130	139	12	(3)

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,019	7,268	1,356	(107)

TOTAL EQUITY SECURITIES	6,019	7,268	1,356	(107)

TOTAL INVESTMENT SECURITIES	90,013	94,876	5,537	(673)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2013
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,331	3,337	54	(47)
Equity listed	3,270	3,277	54	(46)
Equity unlisted	61	60	—	(1)
Foreign-	2,584	2,629	55	(10)
The United States-	471	471	—	—
Equity listed	16	16	—	—
Equity unlisted	455	455	—	—
Other countries-	2,113	2,158	55	(10)
Equity listed	2,014	2,051	46	(9)
Equity unlisted	99	107	9	(1)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,915	5,968	109	(57)

TOTAL EQUITY SECURITIES	5,915	5,968	109	(57)

TOTAL INVESTMENT SECURITIES	76,462	77,772	2,073	(761)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2015.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount
	( Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	5,934	3.48	13,039	3.98	15,737	3.28	6,089	4.93	40,799
Other debt securities	1,764	3.12	1,362	3.49	1,290	3.58	453	3.64	4,869

Total Domestic	7,698	3.40	14,401	3.91	17,028	3.31	6,542	4.83	45,668

Foreign
Mexico	235	4.93	4,744	5.83	3,806	3.57	3,680	7.45	12,465
Mexican Government and other government agencies debt securities	85	2.77	3,814	6.17	3,043	3.57	3,250	7.67	10,193
Other debt securities	151	6.15	929	4.46	763	3.59	430	6.39	2,272
The United States	464	0.60	2,516	2.95	2,660	2.99	8,076	1.68	13,717
U.S. Treasury and other. government agencies debt securities	376	0.04	1,280	1.56	521	1.53	—	—	2,177
States and political subdivisions debt securities	2	6.03	7	6.35	23	1.39	4,581	1.60	4,612
Other debt securities	86	3.35	1,230	4.44	2,117	3.38	3,495	1.81	6,927
Turkey	1,329	10.02	4,683	9.66	6,247	10.81	1,006	7.93	13,265
Turkish Government and other government agencies debt securities	1,301	10.00	3,698	10.00	5,676	11.00	1,006	7.93	11,682
Other debt securities	28	11.30	985	7.00	571	6.00	—	—	1,584
Other countries	3,680	9.30	9,980	4.38	5,005	4.28	4,530	3.87	23,194
Securities of foreign governments (2)	297	4.10	5,103	3.63	1,563	3.75	3,392	3.73	10,356
Other debt securities of other countries	3,383	9.52	4,877	5.19	3,442	4.53	1,137	4.37	12,838

Total Foreign	5,709	8.50	21,923	5.22	17,718	5.23	17,292	3.71	62,641

TOTAL AVAILABLE-FOR-SALE	13,406	5.45	36,323	4.65	34,746	4.18	23,834	4.00	108,310

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—	—

Total Domestic	—	—	—	—	—	—	—	—	—

Total Foreign	—	—	—	—	—	—	—	—	—

TOTAL HELD-TO-MATURITY	—	—	—	—	—	—	—	—	—

TOTAL DEBT SECURITIES	13,406	5.45	36,323	4.65	34,746	4.18	23,834	4.00	108,310

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of December 31, 2015, our total loans and advances to credit institutions amounted to €32,947 million, or 4.4% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €32,962 million as of December 31, 2015, or 4.4% of our total assets.

Loans and Advances to Customers

As of December 31, 2015, our total loans and advances amounted to €430,808 million, or 57.4% of total assets. Net of our valuation adjustments, loans and advances amounted to €414,165 million as of December 31, 2015, or 55.2% of our total assets. As of December 31, 2015 our loans and advances in Spain amounted to €194,536 million. Our foreign loans and advances amounted to €236,272 million as of December 31, 2015. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Capital Requirements” and “—Business Overview— Supervision and Regulation—Investment Ratio”.

Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances as of December 31, 2015, 2014, 2013, 2012 and 2011:

	As of December 31,
	2015	2014	2013	2012	2011
	(In Millions of Euros)
Domestic	194,536	178,735	187,400	205,216	203,459
Foreign
Western Europe	20,500	18,274	17,519	19,979	22,392
South America	100,205	102,678	92,223	90,588	79,262
United States	57,553	47,635	36,047	36,040	39,384
Turkey	53,461	—	—	—	—
Other	4,553	3,501	3,569	3,151	5,742
Total foreign	236,272	172,088	149,358	149,757	146,780

Total loans and advances	430,808	350,822	336,758	354,973	350,239
Valuation adjustments(1)	(16,643)	(12,166)	(13,151)	(12,810)	(7,696)

Total net lending	414,165	338,657	323,607	342,162	342,543

(1)	Valuation adjustments are made up of impairment losses, accrued interests and fees and hedging derivatives and others.

Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country.

	As of December 31,
	2015	2014	2013	2012	2011
	(In Millions of Euros)
Domestic
Government	23,549	23,421	22,287	21,639	25,639
Agriculture	1,064	1,221	1,281	1,400	1,570
Industrial	15,079	13,507	13,844	16,227	16,757
Real estate and construction	18,621	20,170	25,456	30,294	30,107
Commercial and financial	11,557	18,439	15,615	17,007	22,431
Loans to individuals (1)	105,157	86,362	90,838	94,912	87,668
Other	17,200	15,238	19,068	19,819	20,059

Total Domestic	192,227	178,359	188,389	201,299	204,230

Foreign
Government	15,062	13,691	10,314	14,846	9,802
Agriculture	3,251	3,127	3,727	3,334	3,140
Industrial	41,834	24,072	14,985	14,479	18,176
Real estate and construction	20,343	12,982	15,243	16,890	19,451
Commercial and financial	32,019	25,441	31,802	34,862	32,461
Loans to individuals	89,132	72,223	59,840	56,207	50,159
Other	38,988	23,004	14,257	14,360	14,214

Total Foreign	240,629	174,542	150,167	154,979	147,404

Total Loans and Advances (2)	432,856	352,900	338,558	356,277	351,634

Impairment losses	(18,691)	(14,244)	(14,950)	(14,115)	(9,091)

Total net lending	414,165	338,657	323,607	342,162	342,543

(1)	Includes mortgage loans to households for the acquisition of housing.
(2)	Includes accrued interests and fees and hedging derivatives valuation adjustments.

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2015, 2014, 2013, 2012 and 2011:

	As of December 31,
	2015	2014	2013	2012	2011
	(In Millions of Euros)
In euros	204,549	182,852	190,090	211,346	215,500
In other currencies	209,616	155,805	133,517	130,817	127,043

Total net lending	414,165	338,657	323,607	342,163	342,543

As of December 31, 2015, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €710 million, compared with €1,145 million as of December 31, 2014. Loans outstanding to the Spanish government and its agencies amounted to €23,549 million, or 5.4% of our total loans and advances as of December 31, 2015, compared with €23,421 million, or 6.7% of our total loans and advances as of December 31, 2014. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2015, excluding government-related loans, amounted to €20,181 million or approximately 4.7% of our total outstanding loans and advances. As of December 31, 2015 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances by domicile of the office that issued the loan and the type of customer as of December 31, 2015. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	10,267	8,824	4,458	23,549
Agriculture	424	418	222	1,064
Industrial	7,099	4,471	3,509	15,079
Real estate and construction	6,161	4,799	7,661	18,621
Commercial and financial	5,078	3,342	3,137	11,557
Loans to individuals	9,633	19,874	75,649	105,157
Other	6,128	6,027	5,045	17,200

Total Domestic	44,790	47,756	99,680	192,227

Foreign
Government	1,677	1,906	11,479	15,062
Agriculture	1,818	888	545	3,251
Industrial	15,593	15,971	10,270	41,834
Real estate and construction	6,352	9,571	4,420	20,343
Commercial and financial	19,064	9,529	3,426	32,019
Loans to individuals	17,708	21,946	49,478	89,132
Other	12,282	17,945	8,761	38,988

Total Foreign	74,493	77,757	88,379	240,629

Total Loans and Advances(1)	119,283	125,513	188,060	432,856

(1)	Includes accrued interests and fees and hedging derivatives valuation adjustments.

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2015.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in One Year or More
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	14,857	86,720	101,577
Variable rate	132,580	79,415	211,995

Total loans and advances	147,437	166,136	313,572

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

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
	(In Millions of Euros, Except Percentages)
Loan loss reserve at beginning of period:
Domestic	9,835	10,514	9,649	4,694	4,935
Foreign	4,443	4,481	4,510	4,445	4,539

Total loan loss reserve at beginning of period	14,278	14,995	14,159	9,139	9,473
Loans charged off:
Total domestic (1)	(3,318)	(2,628)	(1,965)	(2,283)	(1,977)
Total foreign (2)	(1,921)	(1,836)	(1,709)	(1,824)	(2,062)

Total loans charged off:	(5,239)	(4,464)	(3,673)	(4,107)	(4,039)
Provision for possible loan losses:
Domestic (3)	5,936	2,308	3,417	7,933	2,229
Foreign (3)	5,374	2,439	2,522	2,286	2,261

Total provision for possible loan losses	11,310	4,747	5,939	10,219	4,490
Effect of foreign currency translation	(862)	(119)	(557)	40	(98)
Other	(734)	(880)	(872)	(1,132)	(688)

Loan loss reserve at end of period:
Domestic	12,364	9,835	10,514	9,649	4,694
Foreign	6,388	4,443	4,481	4,510	4,445

Total Loan loss reserve at end of period	18,752	14,277	14,995	14,159	9,139

Loan loss reserve as a percentage of total loans and receivables at end of period	4.10%	3.83%	4.27%	3.81%	2.47%
Net loan charge-offs as a percentage of total loans and receivables at end of period	1.15%	1.20%	1.05%	1.11%	1.09%

(1)	Domestic loans charged off in 2015 were mainly related to the real estate sector. Loans charged off in 2014 were also mainly related to the real estate sector.
(2)	Foreign loans charged off in 2015 include €1,904 million related to real estate loans and loans to individuals and others and €16 million related to commercial and financial loans. Loans charged off in 2014 include €1,806 million related to real estate loans and loans to individuals and others and €30 million related to commercial and financial loans.
(3)	The above table includes amounts related to the acquisition of Garanti and Catalunya Banc. See Note 18 to the Consolidated Financial Statements.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €5,239 million during the year ended December 31, 2015 compared with €4,464 million during the year ended December 31, 2014.

Our loan loss reserves as a percentage of total loans and advances increased to 4.1% as of December 31, 2015 from 3.8% as of December 31, 2014.

Impaired Loans

As described in Note 2.2.1 to the Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to ensure (in part or in full) the performance of the loans.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2015, 2014, 2013, 2012 and 2011 was €253.9 million, €231.2 million, €253.3 million, €228.1 million and €203.4 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2015	2014	2013	2012	2011
	(In Millions of Euros, Except Percentages)
Impaired loans
Domestic	19,481	18,563	20,985	15,165	11,043
Public sector	191	172	158	145	130
Other resident sector	19,290	18,391	20,826	15,019	10,913
Foreign	5,882	4,167	4,493	4,836	4,409
Public sector	21	8	11	20	6
Other non-resident sector	5,860	4,159	4,482	4,816	4,403
Total impaired loans	25,363	22,730	25,478	20,001	15,452
Total loan loss reserve	(18,752)	(14,278)	(14,995)	(14,159)	(9,139)
Impaired loans net of reserves	6,611	8,453	10,483	5,842	6,313

Our total impaired loans amounted to €25,363 million as of December 31, 2015, an 11.6% increase compared with €22,730 million as of December 31, 2014. This increase is mainly attributable to the acquisition of Catalunya Banc and the consolidation of the Garanti group.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of December 31, 2015, the loan loss reserve amounted to €18,752 million, a 31.3% increase compared with €14,277 million as of December 31, 2014. This increase in our loan loss reserve is mainly due to the acquisition of Catalunya Banc and the consolidation of the Garanti group.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of December 31, 2015.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	191	(34)	0.81%
Credit institutions	—	—	—
Other sectors	19,290	(9,475)	11.44%
Agriculture	107	(44)	10.06%
Industrial	1,657	(1,020)	10.99%
Real estate and construction	7,732	(4,534)	41.52%
Commercial and other financial	1,284	(746)	11.11%
Loans to individuals	5,977	(1,942)	5.68%
Other	2,533	(1,189)	14.72%

Total Domestic	19,481	(9,509)	10.13%

Foreign:
Government	21	(11)	0.14%
Credit institutions	30	(23)	0.09%
Other sectors	5,831	(3,294)	2.58%
Agriculture	124	(64)	3.82%
Industrial	776	(412)	1.85%
Real estate and construction	400	(246)	1.97%
Commercial and other financial	612	(314)	1.91%
Loans to individuals	2,840	(1,572)	3.19%
Other	1,078	(687)	2.76%

Total Foreign	5,882	(3,327)	2.44%

General reserve	—	(5,916)

Total	25,363	(18,752)	5.87%

Troubled Debt Restructurings

As of December 31, 2015, “troubled debt restructurings”, as described in Appendix XI to our Consolidated Financial Statements, totaling €11,022 million were not considered impaired loans.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratio higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 41.5% as of December 31, 2015 (compared with 44.8% as of December 31, 2014), substantially higher than the average non-performing asset ratio for all of our domestic activities (10.1% as of December 31, 2015 and 10.3% as of December 31, 2014) and the average non-performing asset ratio for all of our consolidated activities (5.4% as of December 31, 2015 and 6.1% as of December 31, 2014). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 23.7% as of such date (compared with 49.7% as of December 31, 2014). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Consolidated Financial Statements). The table below sets forth additional information on our domestic real estate and construction portfolio “Potential problem loans” as of December 31, 2015:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic(1)
Doubtful Loans	6,231	3,600	1.4%
Substandard loans	783	201	0.2%
Of which:
Troubled debt restructurings	673	159	0.1%

(1)	Potential problem loans outside of Real Estate Activity in Spain as of December 31, 2015 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2015, December 31, 2014 and December 31, 2013. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States or other regions which are not listed below.

	2015		2014		2013
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	7,306	1.0%	5,816	0.9%	5,727	1.0%
Mexico	2,134	0.3%	1,606	0.3%	1,432	0.2%
Other OECD	10,098	1.4%	6,162	1.0%	6,242	1.1%

Total OECD	19,538	2.7%	13,584	2.1%	13,401	2.3%
Central and South America	3,434	0.5%	2,850	0.4%	3,461	0.6%
Other	4,888	0.7%	4,773	0.7%	4,903	0.8%

Total	27,860	3.8%	21,207	3.3%	21,765	3.7%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of the years indicated below by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2015
Mexico	166	4	1,965	2,134
United Kingdom	—	4,661	2,646	7,306

Total	166	4,664	4,611	9,441

As of December 31, 2014
Mexico	125	17	1,464	1,606
United Kingdom	—	2,999	2,817	5,816

Total	125	3,016	4,282	7,422

As of December 31, 2013
Mexico	22	8	1,401	1,432
United Kingdom	—	3,703	2,024	5,727

Total	22	3,711	3,426	7,159

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2015.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €130 million, €192 million and €271 million as of December 31, 2015, 2014 and 2013, respectively. These figures do not reflect loan loss reserves of 29.2%, 16.7%, and 14.3% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2015 did not in the aggregate exceed 0.02% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2015, 2014 and 2013 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2015, 2014 and 2013 amounted to $81 million, $118 million and $125 million, respectively (approximately €74 million, €97 million and €91 million, respectively, based on a euro/dollar exchange rate on December 31, 2015 of $1.00 = €0.92, on December 31, 2014 of $1.00 = €0.82, and on December 31, 2013 of $1.00 = €0.73).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of December 31, 2015
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	168,675	19,014	8,262	195,952
Foreign
Western Europe	35,769	101	39,896	75,766
Mexico	51,423	11,254	1,643	64,320
South America	44,240	3,341	4,423	52,004
The United States	62,988	619	7,391	70,998
Turkey	35,986	4,348	1,786	42,120
Other	3,988	1,411	5,142	10,541
Total Foreign	234,395	21,073	60,281	315,748

Total	403,069	40,087	68,543	511,699

	As of December 31, 2014
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	143,694	17,576	10,273	171,543
Foreign
Western Europe	18,187	101	39,056	57,344
Mexico	46,678	8,599	3,065	58,342
South America	57,992	1,093	4,638	63,723
The United States	50,902	—	6,411	57,313
Other	1,607	824	1,725	4,156
Total Foreign	175,366	10,617	54,895	240,878

Total	319,060	28,193	65,168	412,421

	As of December 31, 2013
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	142,829	25,295	9,149	177,274
Foreign
Western Europe	19,244	36	26,826	46,106
Mexico	40,913	5,243	5,831	51,987
South America	56,218	127	3,750	60,094
The United States	39,128	—	5,716	44,844
Other	2,158	190	1,151	3,499
Total Foreign	157,661	5,597	43,274	206,532

Total	300,490	30,892	52,423	383,805

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to the Consolidated Financial Statements.

As of December 31, 2015, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €90,645 considering the noon buying rate as of December 31, 2015) or greater was as follows:

	As of December 31, 2015
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	7,549	44,856	52,405
Over 3 to 6 months	4,321	8,284	12,605
Over 6 to 12 months	7,215	12,254	19,469
Over 12 months	12,018	11,250	23,268
Total	31,102	76,644	107,746

Time deposits from Spanish and foreign financial institutions amounted to €37,859 million as of December 31, 2015, substantially all of which were in excess of $100,000 (approximately €90,645 considering the noon buying rate as of December 31, 2015).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2015, 2014 and 2013, see Note 21 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2015, 2014 and 2013.

	2015		2014		2013
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills)
As of December 31	50,342	1.0%	48,538	0.6%	43,602	1.0%
Average during year	47,954	0.9%	45,702	0.9%	42,978	1.2%
Maximum quarter-end balance	50,342	—	48,538	—	51,698	—
Bank promissory notes
As of December 31	516	0.3%	1,070	1.7%	1,252	1.3%
Average during year	2,239	1.0%	1,000	1.4%	6,699	3.0%
Maximum quarter-end balance	3,354	—	1,107	—	8,791	—
Bonds and Subordinated debt
As of December 31	14,741	3.4%	15,070	3.7%	15,185	5.8%
Average during year	15,320	2.2%	14,791	3.0%	16,693	2.9%
Maximum quarter-end balance	15,693	—	15,503	—	19,037	—

Total short-term borrowings as of December 31	65,598	1.5%	64,677	1.3%	60,038	3.7%

Return Ratios

The following table sets out our return ratios:

	As of or for the Year Ended December 31,
	2015	2014	2013
	(In Percentages)
Return on stockholders’ funds(1)	5.3%	5.6%	5.0%
Return on assets(2)	0.5%	0.5%	0.5%
Dividend pay-out ratio(3)	45.9	24.7	35.2
Equity to assets ratio(4)	7.7	7.8	7.8

(1)	Represents profit attributable to parent company for the year as a percentage of average stockholder’s funds for the year.
(2)	Represents profit attributable to parent company as a percentage of average total assets for the year.
(3)	Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividend Option” scheme) as a percentage of profit attributable to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividend Option” scheme (in the form of BBVA shares or ADSs). See “—Business Overview—Supervision and Regulation—Dividends—Scrip Dividend” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.
(4)	Represents average total equity over average total assets.

F.	Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring process that has been underway for several years has increased the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid), Caixabank (which acquired Banco de Valencia, Banca Cívica and Barclays Spanish operations), Banco Popular and Banco Sabadell.

We face strong competition in all of our principal areas of operations. The low interest rate environment which depresses interest income and the ongoing de-leveraging process makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the SMEs credit market, where new credit interest rates have fallen from an average of 5% by mid-2014 to around 3% nowadays, getting closer to not covering credit costs.

In addition, in the aftermath of the financial crisis, the need for a more balanced funding structure led to increased competition for deposits in Spain. The low interest rate environment is depressing deposits’ remuneration, but there seems to be a zero interest rate floor as deposit rates are not yet entering negative territory in general terms. The Bank of Spain, through its Circular 3/2011, of June 30, required that a higher contribution be made to the FGD in connection with deposits the remuneration of which exceeded certain thresholds dependent on the evolution of the Euribor. However, this new requirement was removed in the summer of 2012. The calculation of the FGD contribution will change during 2016 to incorporate a risk dimension which may require that we make higher contributions in the future. Former Spanish savings banks, many of which have become banks and received financial or other support from the Spanish government and the European Stability Mechanism, and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services. While the European Commission has imposed certain size limits to institutions receiving public capital, such limits affect only entities that account for around 30% of the total assets of the Spanish financial system which, in addition, have a relatively long period (five years) to comply with such limits. Some of these entities remain particularly active in some sectors, for example, in lending to small and medium enterprises (SMEs).

Credit cooperatives, which are active principally in rural areas, where they provide savings and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. The entry of on-line banks into the Spanish banking system has also increased competition, including in customer funds businesses such as deposits. Insurance companies and other financial services firms also compete for customer funds. In addition, despite their recent decrease, the high interest rates offered by Spanish public debt has made it a strong competitor for deposits. Like the commercial banks, former savings banks, insurance companies and other financial services firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from saving banks and, to a lesser extent, cooperatives.

Furthermore, the EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area) which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the EU and the MiFID project (Markets in Financial Instruments Directive), which aims to create a European framework for investment services. In addition, decisive steps are being taken towards achieving a banking union in Europe (as agreed at a Eurogroup meeting in June 2012). The ECB started to work as a single supervisor in November 2014, supervising around 123 entities (including us) in the Eurozone. In addition, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the Fund and the appointment of the SRB which is operational since January 1, 2015. In addition, a new instrument of bank direct recapitalization was created within the ESM. The bail-in tool included in the BRRD entered into force on January 1, 2016. The creation of a common deposit-guarantee scheme (the EDIS) was proposed by the European Commission in November 2015 in order to complete the current banking union process.

Following the recent financial turmoil, a number of banks have disappeared or have been absorbed by other banks. We believe this trend will likely continue in the future, with a number of mergers and acquisitions between financial entities both domestically and at the European level. In Spain, the recapitalization of several entities with public funds and their subsequent privatization, with the purpose of achieving a stronger banking sector, has intensified this process. In the U.S., the government has facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

In the United States, where we operate through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment on its assets since 2009, which resulted in losses in selected product categories and slow loan growth. U.S. commercial banks have largely recovered from the crisis, although the mortgage delinquency rate remains high at 5.45% in September 2015, according to the Federal Reserve. Commercial banks continue to make strides toward healthy balance sheets, with delinquency and charge-off rates falling throughout 2015. Consumer delinquencies of the system have actually fallen below pre-crisis levels. Commercial real estate asset quality has also fallen with the delinquency rate at 1.14% in September 2015 according to the Federal Reserve. Asset quality has improved since the crisis, and we expect the positive trends to continue on the back of rising economic confidence.

In Turkey, where we operate through Garanti, competition remains high mainly from the three public banks operating in the region, with an estimated aggregate market share of approximately 33% in terms of assets, and from private banks, with an estimated aggregate market share (including Garanti) of approximately 58% as of December 31, 2015. Development banks and the so called “participation banks” (banks that operate under the ethos of the Islamic banking) account for the remaining 9%. Since the summer of 2015, credit in Turkey (especially loans to individuals) has grown at a more moderate pace than in prior periods given the uncertainties in foreign and domestic markets, although it grew at double-digit rates year-on-year in local currency. Overall loans to individuals in Turkey increased by 20% in local currency during 2015 (source: BRSA). Adjusted for the effect of the depreciation of the Turkish liras, such rate would be closer to 14%. Growth in customer fund gathering also slowed in 2015, although it remained at double digit rates year-on-year in local currency (deposits grew by 17% in 2015 in local currency).

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent throughout the financial crisis. The banking system has remained solid during 2015, with total bank lending growth accelerating when compared with the previous year (13.3% in the first 10 months of 2015, compared to 7.7% in the first 10 months of 2014). The amount of sight and term banking deposits also accelerated their growth in 2015 versus 2014. The faster growth of the lending rate, and of the total assets under management, favored the slight decline in overall capitalization levels of the banking system with the total solvency ratio falling to 15.3% as of September 30, 2015 from 15.8% as of the end of 2014.

In Mexico, changes in banking regulation could have a significant potential impact on competition. In particular, the government proposed a Financial Reform Initiative in May 2013 that was approved in January 2014. The reform includes:

•	Changes in the mandate of development banks (public banks) to foster the growth of the financial system. The reform allowed for a modern management of internal organization, use of capital, human resources and talent. According to the CNBV, development bank credit grew by 15% in 2015, mostly as a result of a 26% annual growth in business-lending while maintaining stable delinquency rates. Guarantee extension grew in 2015 at a 19.6% yearly rate.

•	Measures to promote competition in the financial sector to make financial services less expensive. The reform strengthened the powers of the financial ombudsman, the Condusef, to regulate the relationship between financial institutions and consumers, allowed it to issue public recommendations to financial institutions; created a bureau of financial institutions aimed at strengthening market discipline; and established a new arbitral system for conflict resolution, among others. The reform also made it easier for consumers to switch mortgages, resulting in growing mortgage mobility with switched credits jumping from approximately 2,000 cases in 2013 up to approximately 12,000 in 2015. Overall greater competition in this market has resulted in lower interest rates and better conditions for consumers. A new framework for the regulation of card payment systems was also introduced for the ultimate benefit of financial consumers.

•	Additional incentives to boost lending. The reform also aimed to redress the shortcomings and difficulties of guarantee execution which eventually translated in higher prices and worse conditions for financial consumers in general. The reform amended judicial proceedings, safeguarded lenders rights and expedited execution of pledged assets (without the need of an execution proceeding or a court ruling on the matter). These changes may have contributed to the positive performance of credit in recent months. The introduction of specialized courts for financial matters, one of the reform’s most promising improvements and with greater potential to further expand credit, remains pending. Once in place, these courts should resolve matters in a much more expedited and efficient way, allowing for example the quick execution of guarantees for the immediate benefit of lenders. These courts should help reduce overall judicial costs, strengthen market discipline and enable greater competition through cleaner prices.

•	The improvement of prudential regulation to strengthen the financial and banking systems.

It is too early to determine the definitive impact that the financial reform has had on the level of competition of the Mexican financial system. Credit has performed positively since the approval of the reform but this may also be the result of a relatively stable and positive overall macroeconomic performance. Further, both commercial and development bank credit had already engaged in a growth cycle well before the reform was unveiled as both credit portfolios have shown real annual growth from 2010 onwards. Although the new regulatory framework may surely have somehow contributed to the recent success, the real impact of the reform should manifest in the medium and long term.

G.	Cybersecurity and Fraud Management

As part of the control model of the business processes, during 2015 the Operative Control function has been focused on the implementation of a new system of control for all companies and businesses of the Group, excluding Garanti, focusing on the processes and relevant risks. There has also been a significant advance in the management of major operational weaknesses.

In terms of technological risk, the Group has continued to progress on information security, technological fraud management and IT risk management.

During 2015 the Group’s Computer Emergency Response Team (BBVA’s CERT) has been consolidated. This is the cybersecurity strategy nerve center for the BBVA Group. It is focused on monitoring, immediate response and research incidents (24x7 service), based on strong analytical and intelligence capabilities on cybersecurity threats and fraud.

A technological risk measuring methodology has been developed based on objective indicators linked to the Cobit 5.0 international standard. Moreover, BBVA has started an adoption process of NIST (National Institute for Standards and Technologies) standards related to cybersecurity, as a management and control reference framework.

Risks related to lack of availability are managed and mitigated through our Business Continuity Plans and our Systems Continuity Plans.

We have 128 Business Continuity Plans in operation across 24 countries. A number of such plans have been activated during the past year as a result of the winter storm that affected New York, the eruption of Chile’s Calbuco volcano, the earthquake in the north of Chile and hurricane Patricia in Mexico.

BBVA has developed the “Critical Operator Plan” required by the Spanish regulator (National Centre of Critical Infrastructures) in order to comply with the Critical Infrastructure Protection (PIC) Spanish regulation and the EU Critical Infrastructure Protection Directive. Additionally, two specific plans for local critical infrastructures (Critical Infrastructure Plans) are expected to be completed.

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

In 2015, the BBVA Group did not have any security incidents which individually or in the aggregate can be considered material.

For the type of business and operations carried out by the BBVA Group, we have identified no cybersecurity incident related risks that could remain undetected for an extended period of time and represent a material risk. Moreover, and with regard to any possible banking-related cybersecurity risks which might affect the Group, there is no public evidence of incidents occurring within the financial sector which might represent a material risk to the Group.

During 2015, fraud management within the BBVA Group has been focused on the improvement of processes and tools for reducing fraud losses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The BBVA Group is a customer-centric global financial services group founded in 1857. It has a solid leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and the Sunbelt Region of the United States and it is the leading shareholder in Garanti, Turkey’s biggest bank in terms of market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model.

The BBVA Group operates in Spain through Banco Bilbao Vizcaya Argentaria, S.A., a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad. In addition to the transactions it carries out directly, Banco Bilbao Vizcaya Argentaria, S.A. is the parent company of the BBVA Group, which includes a group of subsidiaries, joint ventures and associates performing a wide range of activities.

As of December 31, 2015, the BBVA Group had 137,968 employees, 66 million customers, 9,145 branches and 30,616 ATMs and was present in 37 countries. As of such date the BBVA Group was composed of 373 consolidated entities and 116 entities accounted for using the equity method.

On November 19, 2014, the Group entered into agreements with Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk for, among other terms, the acquisition of 62,538,000,000 additional shares of Garanti in the aggregate (equivalent to 14.89% of the capital of such entity) in exchange for a maximum total consideration of 8.90 Turkish liras per batch (Garanti stock was traded in batches of 100 shares each). On July 27, 2015, after obtaining all the required regulatory approvals, the acquisition closed. The Group’s current interest in Garanti is 39.90%. As of December 31, 2015, the Garanti Group had total assets of approximately €90 billion, of which approximately €55 billion were loans to customers, and a volume of customer deposits of approximately €75 billion.

On April 24, 2015, once the necessary authorizations had been obtained and all the conditions precedent had been met, BBVA announced its acquisition of 1,947,166,809 shares of Catalunya Banc (representing approximately 98.4% of its share capital) in exchange for a price of approximately €1,165 million. On July 21, 2014, the Management Commission of the FROB accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc. As of December 31, 2015, Catalunya Banc had assets of approximately €40 billion, of which approximately €19 billion corresponded to loans and advances to customers. Customer deposits amounted to approximately €36 billion as of such date.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2015, 2014 and 2013 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2015, 2014 and 2013, and its results of operations and consolidated cash flows for the years ended December 31, 2015, 2014 and 2013. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.

In preparing the Consolidated Financial Statements estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	The impairment on certain financial assets.

•	The assumptions used to quantify other provisions and for the actuarial calculation of the post-employment benefit liabilities and commitments.

•	The useful life and impairment losses of tangible and intangible assets.

•	The measurement of goodwill and price allocation of business combinations.

•	The fair value of certain unlisted financial assets and liabilities.

Although these estimates were made on the basis of the best information available as of December 31, 2015, 2014 and 2013, respectively, on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2015, 2014 and 2013, no impairment had been identified in any of the main CGUs. The Group’s most significant goodwill corresponded to the CGU in the United States. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2015, the Group used a sustainable growth rate of 4.0% (the same rate was considered as of December 31, 2014 and 2013) to extrapolate the cash flows in perpetuity starting on the fifth year (2020), based on the real GDP growth rate of the United States and the income recurrence. The rate used to discount the cash flows is the cost of capital assigned to the CGU, 9.8% as of December 31, 2015 (10.0% and 10.8% as of December 31, 2014 and 2013, respectively), which consists of the free risk rate plus a risk premium.

As of December 31, 2015, if the discount rate had decreased or increased by 50 basis points, the recoverable amount would have decreased or increased by €1,117 million and €1,329 million respectively (€842 million and €713 million respectively as of December 31, 2014). If the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €803 million and €675 million respectively (€1,192 million and €1,413 million respectively as of December 31, 2014).

As of December 31, 2015, the BBVA Group’s most significant goodwill corresponds to the CGU in the United States, which recoverable amount was substantially in excess of their carrying value and, as such, was not at risk of impairment (See Note 18.1 to the Consolidated Financial Statements for more information).

Insurance contracts

The methods and techniques used to calculate the mathematical reserves for insurance contracts mainly involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each contract. Changes in insurance mathematical reserves may occur in the future as a consequence of changes in interest rates and other key assumptions. See Notes 2.2.9 and 22 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies and assumptions about our most significant insurance contracts.

Post-employment benefits and other long term commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.12 and 24 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

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

For the years ended December 31, 2015, 2014 and 2013, there was no material difference in the amount of incurred losses on loans and advances calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

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

Key judgments used in determining the allowance for loan losses include: (i) PDs for pools of commercial loans and advances; (ii) market and collateral values and discount rates for individually evaluated loans; (iii) product type classifications for consumer and commercial loans and advances; (iv) loss rates used for consumer and commercial loans and advances; (v) adjustments made to assess current events and conditions; (vi) considerations regarding domestic, global and individual countries economic uncertainty; and (vii) overall credit conditions.

A.	Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivar and Peruvian new soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 for 2015, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 according to the ECB.

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Mexican peso	17.6109	17.6582	16.9627	18.9147	17.8680	18.0731
U.S. dollar	1.1094	1.3283	1.3281	1.0887	1.2141	1.3791
Argentine peso	10.2526	10.7680	7.2767	14.1267	10.3830	8.9890
Chilean peso	725.6894	756.4297	658.3278	769.8229	736.9197	722.5434
Colombian peso	3,048.7805	2,652.5199	2,481.3896	3,424.6575	2,906.9767	2,659.5745
Peruvian new sol	3.5314	3.7672	3.5903	3.7092	3.6144	3.8535
Venezuelan bolivar (*)	469.4836	14.7785	8.0453	469.4836	14.5692	8.6775
Turkish lira	3.0246	2.9064	2.5339	3.1765	2.8320	2.9605

(*)	With respect to 2015, an alternative exchange rate (See “Presentation of Financial Information—Venezuela”) has been used, as reference. In 2014, the SICAD I exchange rate has been used, while the official exchange rate has been used in 2013.

During 2015, all of the above currencies appreciated against the euro in average terms, except for the Colombian peso, the Turkish lira and the Venezuelan bolivar, which, in the case of the Venezuelan bolivar, depreciated significantly (See “Presentation of Financial Information—Venezuela”). With respect to period-end exchange rates, there was a period-on-period depreciation of all of the above currencies against the euro, except for the U.S. dollar. The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and was negative for the period-on-period comparison of the Group’s balance sheet.

Consolidation of Garanti

On November 19, 2014, the Group signed agreements with Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk to acquire 62,538,000,000 additional shares of Garanti in the aggregate (equivalent to 14.89% of the capital of Garanti). Since the closing of this acquisition in July 2015, we hold 39.90% of Garanti’s share capital and consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity. This acquisition resulted in certain changes in our operating segments. In particular, since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our stake in Garanti (25.01% until July 27, 2015 and 39.90% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey.

In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect our current reporting structure. This revision did not affect the Group’s consolidated income statement. See Note 3 to our Consolidated Financial Statements for additional information.

Acquisition of Catalunya Banc

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent had been fulfilled, BBVA announced the acquisition of 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million. Previously, on July 21, 2014, the Management Commission of the FROB had accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc. Such acquisition had an impact on the results of operations of the Banking Activity in Spain segment during 2015, affecting the comparability of the segment in 2015 with prior periods. As of December 31, 2015, Catalunya Banc had assets of approximately €40 billion, of which approximately €19 billion corresponded to loans and advances to customers. Customer deposits amounted to approximately €36 billion as of such date. See Note 18.1 to our Consolidated Financial Statements for additional information.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits) in the countries in which we operate. Demand for our products and services in those countries is affected by the overall performance of their respective economies regarding activity, employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with the Gross Domestic Product (GDP), the employment and corporate profits evolution. Regarding interest rates, they have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest than the interest received on investments. However, it should be noted that higher interest rates, everything equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

The world growth remains anchored at historical low levels near 3% since the second half of 2015 according to BBVA Research estimates, well below its long-term average around 3.5%. This deceleration is the result of the limited expansion of the advanced economies GDP, it is being not sufficient to offset the continued and relevant adjustment of the growth in emerging markets.

Regarding the evolution of key economic areas for the Group, the expansion of the Spanish economy continued at an annualized rate higher than 3% in the first quarter of 2016 after reaching a 3.2% in 2015. It was possible due to sustained and favorable economic conditions such as low oil prices, euro exchange rate depreciation and improved credit conditions resulting from the ECB’s measures to maintain low and anchored the cost of funding of the economy, and the support of the repaired banking credit channel. Additionally, structural economic reforms such as the labor market reform and a less restrictive fiscal policy further support also the growth momentum. All of these factors have offset the diminished pulse of global demand and the increased uncertainty showed by the financial markets.

The Mexican GDP grew by 2.5% in 2015 under a slowing rhythm in the last part of the year that may continue in the first half of 2016. Remarkably low levels of oil prices impacted on the levels of public expenditure and the feeble evolution of the U.S. manufacturing demand have affected the Mexican economic activity. Furthermore, the Mexican economy currently relies on the domestic demand, especially the demand coming from household consumption. The positive evolution of the employment and low inflation anchored (3%) may make possible the growth in disposable income and therefore in consumption levels. A sound fiscal policy, committed with stability, together with a monetary policy pursuing price stability may limit the impact of global financial uncertainty on Mexican funding conditions.

As regards Turkey, GDP unexpectedly grew by 3.6% in 2015 thanks to the dynamism of the domestic demand, mainly driven by household consumption. As an oil importing country, Turkey has positively and heavily benefited from sustained low oil prices which have offset the otherwise challenging foreign environment, including the effect of geopolitical risks. The inflation slippage and the expansionary fiscal policy (with measures such as the increase of the minimum wage) challenge the Turkey’s central bank‘s target of price stability.

South American growth continues to be affected by lower commodity prices, lower demand from China, tougher global financial conditions and domestic problems in big economies such as Brazil. All in all, the aggregate GDP of South America’s main economies (Argentina, Brazil, Chile, Colombia, Peru and Venezuela) fell by approximately 1.6% year-on-year in 2015 according to BBVA Research estimates.

The U.S. economy continued its expansion in 2015 with the GDP increasing by 2.4% during the year driven by strong domestic consumption that was able to offset weaknesses in other areas of the economy such as investment, especially in the energy sector, exports, which grew due to the appreciation of the U.S. dollar, and foreign demand weaknesses. The labor market continued to improve, with over new 200 thousand employees per month on average during 2015 and an unemployment rate of 5.3%. Additionally, the very limited increase of the Federal Reserve’s reference interest rates started in December 2015 has been supported by the subdued inflationary pressures giving room of maneuver to assess the impact on the economy of higher real interest rates. These factors, together with the advance of the deleveraging process being undertaken by households and businesses provide a favorable environment for consumption. However, some concerns still arise related to the final impact of global financial volatility and, in general, the global environment.

BBVA Group Results of Operations for 2015 Compared with 2014

The table below shows the Group’s consolidated income statements for 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Interest and similar income	24,783	22,838	8.5
Interest expense and similar charges	(8,761)	(8,456)	3.6

Net interest income	16,022	14,382	11.4

Dividend income	415	531	(21.8)
Share of profit or loss of entities accounted for using the equity method	174	343	(49.3)
Fee and commission income	6,340	5,530	14.6
Fee and commission expenses	(1,729)	(1,356)	27.5
Net gains (losses) on financial assets and liabilities	865	1,435	(39.7)
Net exchange differences	1,165	699	66.7
Other operating income	4,993	4,581	9.0
Other operating expenses	(4,883)	(5,420)	(9.9)

Gross income	23,362	20,725	12.7

Administration costs	(10,836)	(9,414)	15.1
Personnel expenses	(6,273)	(5,410)	16.0
General and administrative expenses	(4,563)	(4,004)	14.0
Depreciation and amortization	(1,272)	(1,145)	11.1

Net margin before provisions	11,254	10,166	10.7

Provisions (net)	(731)	(1,142)	(36.0)
Impairment losses on financial assets (net)	(4,272)	(4,340)	(1.6)
Impairment losses on other assets (net)	(273)	(297)	(8.1)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	(2,135)	46	n.m. (1)
Negative goodwill	26	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	734	(453)	n.m. (1)

Operating profit before tax	4,603	3,980	15.7

Income tax	(1,274)	(898)	41.9

Profit from continuing operations	3,328	3,082	8.0

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	3,328	3,082	8.0

Profit attributable to parent company	2,642	2,618	0.9
Profit attributable to non-controlling interests	686	464	47.8

(1)	Not meaningful.

The changes in our consolidated income statements for 2015 and 2014 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2015 compared with 2014.

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Interest and similar income	24,783	22,838	8.5
Interest expense and similar charges	(8,761)	(8,456)	3.6

Net interest income	16,022	14,382	11.4

Net interest income for the year ended December 31, 2015 amounted to €16,022 million, an 11.4% increase compared with the €14,382 million recorded for the year ended December 31, 2014 mainly as a result of the following changes:

•	in the Banking Activity in Spain, due to the impact of the acquisition of Catalunya Banc and, to a lesser extent, increased loans and advances to customers;

•	in Turkey, as a result of the change in the consolidation method of Garanti and, to a lesser extent, due to increased volumes of loans resulting from new loan production in most portfolios especially mortgage loans, energy sector and service sector, partially offset by a negative exchange rate effect of the Turkish lira;

•	in Mexico, because of Mexican economic growth there has been increased activity, especially in loans and advances to customers; and

•	in United States, mainly as a result of the impact of the appreciation of the U.S. dollar, and to a lesser extent, the impact of the growth in loans and advances to customers, partially offset by a negative price effect as a result of the narrow spreads.

All these effects were partially offset by the decrease in the net interest income in South America, mainly due to the negative impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso.

Dividend income

Dividend income for the year ended December 31, 2015 amounted to €415 million, a 21.8% decrease compared with the €531 million recorded for the year ended December 31, 2014, mainly as a result of the absence of dividends received from CNCB during 2015 whereas in 2014 CNCB dividends amounted to €139 million.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2015 amounted to €174 million, a 49.3% decrease compared with the €343 million recorded for the year ended December 31, 2014. This decrease was mainly attributable to the fact that in 2015 the results of operations of Garanti were accounted for using the equity method only for six months (through June 30, 2015), whereas they were accounted under such method for all of 2014. As explained in further detail in “Presentation of Financial Information—Retrospective Revisions—Changes in Operating Segments”, following the acquisition of an additional 14.89% stake in Garanti in July 2015, we fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity.

Fee and commission income

The breakdown of fee and commission income for 2015 and 2014 is as follows:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Commitment fees	172	184	(6.5)
Contingent risks	360	297	21.2
Letters of credit	50	41	22.0
Bank and other guarantees	310	256	21.1
Arising from exchange of foreign currencies and banknotes	6	18	(66.7)
Collection and payment services income	3,629	3,119	16.4
Bills receivables	94	77	22.1
Current accounts	405	321	26.2
Credit and debit cards	2,336	2,061	13.3
Checks	239	219	9.1
Transfers and others payment orders	474	329	44.1
Other	82	112	(26.8)
Securities services income	1,283	1,178	8.9
Securities underwriting	60	83	(27.7)
Securities dealing	223	190	17.4
Custody securities	314	310	1.3
Investment and pension funds	563	465	21.1
Other asset management	123	130	(5.4)
Counseling on and management of one-off transactions	25	17	47.1
Financial and similar counseling services	88	75	17.3
Factoring transactions	27	34	(20.6)
Non-banking financial products sales	217	118	83.9
Other fees and commissions	534	490	9.0

Fee and commission income	6,340	5,530	14.6

Fee and commission income increased by 14.6% to €6,340 million for the year ended December 31, 2015 from €5,530 million for the year ended December 31, 2014 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, due to higher revenues from credit and debit cards and from transfers and other payment orders in Mexico and the positive impact of the appreciation of the U.S. dollar. These effects were partially offset by the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso and the Turkish lira.

Fee and commission expenses

The breakdown of fee and commission expenses for 2015 and 2014 is as follows:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	2	1	100.0
Fees and commissions assigned to third parties	1,323	1,020	29.7
Credit and debit cards	1,113	881	26.3
Transfers and others payment orders	92	63	46.0
Securities dealing	2	4	(50.0)
Other	116	72	61.1
Other fees and commissions	404	335	20.6

Fee and commission expenses	1,729	1,356	27.5

(1)	Not meaningful.

Fee and commission expenses increased by 27.5% to €1,729 million for the year ended December 31, 2015 from €1,356 million for the year ended December 31, 2014 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, due to higher expenses assigned to credit and debit cards in Mexico and the impact of the appreciation of the U.S. dollar. These effects were partially offset by the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso and the Turkish lira.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities decreased by 39.7% to €865 million for the year ended December 31, 2015 from €1,435 million for the year ended December 31, 2014. During 2015 we generated losses on financial assets held for trading mainly due to derivative transactions of Garanti, and to a lesser extent, generated in the South America operating segment, affected by volatility in the wholesale financial markets. Additionally, gains on available-for-sale financial assets decreased by 30% to €980 million for the year end December 31, 2015 from €1,400 million for the year ended December 31, 2014, mainly as a result of a decrease in gains from debt securities and lower ALCO portfolio sales in Spain. The table below provides a breakdown of net gains (losses) on financial assets and liabilities for 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	(409)	11	n.m.
Other financial assets designated at fair value through profit or loss	117	27	n.m.
Other financial instruments not designated at fair value through profit or loss	1,157	1,397	(17.2)
Available-for-sale financial assets	980	1,400	(30.0)
Loans and receivables	76	31	145.2
Rest	101	(34)	n.m.

Net gains (losses) on financial assets and liabilities	865	1,435	(39.7)

Net exchange differences increased from €699 million for the year ended December 31, 2014 to €1,165 million for the year ended December 31, 2015, due primarily to the evolution of foreign currencies and exchange rate management, including hedging arrangements.

Other operating income and expenses

Other operating income amounted to €4,993 million for the year ended December 31, 2015 a 9.0% increase compared with €4,581 million for the year ended December 31, 2014, mainly due to increased income on insurance and reinsurance contracts in Mexico and, to a lesser extent, in Argentina, Chile and Colombia, as well as higher capital gains from sales of real estate assets in Spain.

Other operating expenses for the year ended December 31, 2015, amounted to €4,883 million, a 9.9% decrease compared with the €5,420 million recorded for the year ended December 31, 2014 mainly as a result of the adjustment for hyperinflation in Venezuela and the impact of the depreciation of the Venezuelan bolivar.

Administration costs

Administration costs for the year ended December 31, 2015 amounted to €10,836 million, a 15.1% increase compared with the €9,414 million recorded for the year ended December 31, 2014 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, the impact of the appreciation of the U.S. dollar.

The table below provides a breakdown of personnel expenses for 2015 and 2014.

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,868	4,108	18.5
Social security costs	733	683	7.3
Transfers to internal pension provisions	84	63	33.3
Contributions to external pension funds	57	58	(1.7)
Other personnel expenses	531	498	6.6

Personnel expenses	6,273	5,410	16.0

The table below provides a breakdown of general and administrative expenses for 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Technology and systems	625	585	6.8
Communications	281	271	3.7
Advertising	249	213	16.9
Property, fixtures and materials	1,021	911	12.1
Of which:
Rent expenses	591	461	28.2
Taxes other than income tax	466	418	11.5
Other expenses	1,922	1,606	19.7

General and administrative expenses	4,563	4,004	14.0

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2015 was €1,272 million, an 11.1% increase compared with the €1,145 million recorded for the year ended December 31, 2014 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, the amortization of software and hardware particularly in the United States affected by the appreciation of the U.S. dollar.

Provisions (net)

Provisions (net) for the year ended December 31, 2015 was €731 million, a 36.0% decrease compared with the €1,142 million recorded for the year ended December 31, 2014 mainly as a result of lower provisions in the Real Estate Activity in Spain segment due to a decrease in foreclosed assets write-downs and lower foreclosed additions. Additionally there was a decrease in the costs related to early retirements and contributions to pension funds, particularly in Spain and, to a lesser extent, in Argentina, and there were lower legal contingencies in Chile.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2015 was a loss of €4,272 million, a 1.6% decrease compared with the €4,340 million loss recorded for the year ended December 31, 2014 mainly due to decreased impaired assets as a result of lower additions to non-performing assets in Spain, higher recovery of written-off assets of the Real Estate Activity in Spain segment and the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso and the Turkish lira. These effects were partially offset by the change in the consolidation method of Garanti and increased losses in Mexico (in line with the growth in the loan portfolio) and in the United States. The Group’s non-performing asset ratio was 5.4% as of December 31, 2015, compared with 5.8% as of December 31, 2014.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2015 amounted to €273 million, a 8.1% decrease compared with the €297 million recorded for the year ended December 31, 2014, due to lower impairments losses on real estate investment properties in Spain.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2015 amounted to a loss of €2,135 million, compared with a gain of €46 million recognized for the year ended December 31, 2014. This loss was mainly the result of the fair value measurement of the stake we already held in Garanti at the time we acquired our additional 14.89% stake in Garanti, which we had to make as a result of the purchase of an additional stake in Garanti and the change in its consolidation method.

Negative goodwill

There was €26 million negative goodwill for the year ended December 31, 2015 as a result of the acquisition of Catalunya Banc. There was no negative goodwill for the year ended December 31, 2014.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2015, amounted to a gain of €734 million, compared with a loss of €453 million for the year ended December 31, 2014. The gain in 2015 related mainly to capital gains from the sale of the 6.34% stake in CNCB. The loss in 2014 related mainly to the high provisions made in connection with foreclosed real estate assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2015 was €4,603 million, a 15.7% increase from the €3,980 million recorded for the year ended December 31, 2014.

Income tax

Income tax for the year ended December 31, 2015 was an expense of €1,274 million, compared with a €898 million expense recorded for the year ended December 31, 2014, as a result of higher profit and a lower proportion of income with low or zero tax rates (primarily dividends and equity-accounted earnings).

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2015 was €3,328 million, an 8.0% increase from the €3,082 million recorded for the year ended December 31, 2014.

Profit from discontinued operations (net)

There was no profit from discontinued operations for the year ended December 31, 2015, nor for the year ended December 31, 2014.

Profit

As a result of the foregoing, profit for the year ended December 31, 2015 was €3,328 million, an 8.0% increase from the €3,082 million recorded for the year ended December 31, 2014.

Profit attributable to parent company

Profit attributable to parent company for the year ended December 31, 2015 was €2,642 million, a 0.9% increase from the €2,618 million recorded for the year ended December 31, 2014.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2015 was €686 million, a 47.8% increase compared with the €464 million registered for the year ended December 31, 2014, mainly as a result of the change in the consolidation method of Garanti and stronger performance of our Peruvian and Argentinian operations where there are minority shareholders, partially offset by the depreciation of the Venezuelan bolivar.

BBVA Group Results of Operations for 2014 Compared with 2013

The table below shows the Group’s consolidated income statements for 2014 and 2013:

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

The changes in our consolidated income statements for 2014 and 2013 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2014 compared with 2013.

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

Other operating income and expenses

Other operating income amounted to €4,581 million for the year ended December 31, 2014 an 8.3% decrease compared with €4,995 million for the year ended December 31, 2013, due to decreased income derived from non-financial services, primarily leaseback operations.

Other operating expenses for the year ended December 31, 2014, amounted to €5,420 million, a 7.1% decrease compared with the €5,833 million recorded for the year ended December 31, 2013 due primarily to lower contributions to deposit guarantee funds in the countries in which the BBVA Group operates.

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

Provisions (net)

Provisions (net) for the year ended December 31, 2014 was €1,142 million, an 87.5% increase compared with the €609 million recorded for the year ended December 31, 2013 as a result of the costs related to early retirements and contributions to pension funds.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2014 was a loss of €4,340 million, a 22.7% decrease compared with the €5,612 million loss recorded for the year ended December 31, 2013 mainly due to the decreased impaired assets as a result of lower additions to non-performing assets in Spain. The Group’s non-performing asset ratio was 5.8% as of December 31, 2014, compared with 6.9% as of December 31, 2013.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2014 amounted to €297 million, a 36.4% decrease compared with the €467 million recorded for the year ended December 31, 2013, due to lower impairments losses on real estate investments and inventories.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2014 amounted to a gain of €46 million, compared with a loss of €1,915 million recognized for the year ended December 31, 2013, when we recorded losses related to the sale of a stake in CNCB amounting to approximately €2,600 million.

Negative goodwill

There was no negative goodwill for the years ended December 31, 2014 and 2013.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2014, amounted to a loss of €453 million, a 13.5% increase compared with a loss of €399 million for the year ended December 31, 2013. The losses in 2014 and 2013 relate mainly to the high provisions made in connection with foreclosed real estate assets in Spain, which in 2013 were partially offset by the gains related to the sale of BBVA Panama in 2013.

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

Profit from discontinued operations (net)

There was no profit from discontinued operations for the year ended December 31, 2014, compared with the €1,866 million registered for the year ended December 31, 2013, due to the divestment in 2013 of the pension business in Latin America. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2013” for additional information.

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

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	Some figures in 2014 and 2013 differ from the ones presented in our 2014 Form 20-F due to the reclassification of several operating expenses related to technology from our Corporate Center to our Banking Activity in Spain segment.

•	The treatment of Garanti: Since July 2015, we hold 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. Information for prior periods and, with respect to 2015, information from January 1 through June 30 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti until July 2015. For purposes of the Group financial statements the participation in Garanti was accounted under “Share of profit or loss of entities accounted for using the equity method” through June 30, 2015.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” in the Group financial statements and which includes the following:

•	With respect to 2015, the gains from the sale of our 6.34% participation in CNCB during 2015 and the impact of the Garanti transaction.

•	With respect to 2013:

–	the gains from the transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in the Banking Activity in Spain operating segment, with a gross impact of €630 million; and

–	the results from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the results of these businesses until their sale (€1,866 million net); the capital gain from the sale of BBVA Panama (€230 million gross); and the change associated with the reduction of the stake in CNCB which led to the repricing of BBVA’s stake in CNCB at market value, as well as the equity-adjusted results from CNCB, excluding dividends (negative €2,374 million gross), in the Corporate Center.

	For the Year Ended December 31, 2015
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	4,000	66	2,194	183	5,393	3,202	1,811	(424)	16,426	(404)	16,022

Net fees and commissions	1,605	2	471	170	1,223	718	616	(100)	4,705	(94)	4,611
Net gains (losses) on financial assets and liabilities and net exchange differences	1,013	5	(273)	125	196	595	207	141	2,009	21	2,030
Other operating income and expenses (net) (1)	185	(89)	42	(6)	257	(38)	18	172	540	159	699

Gross income	6,804	(16)	2,434	473	7,069	4,477	2,652	(212)	23,680	(318)	23,362

Administration costs	(3,121)	(110)	(1,043)	(337)	(2,394)	(1,875)	(1,602)	(545)	(11,027)	191	(10,836)
Depreciation and amortization	(381)	(25)	(118)	(15)	(219)	(104)	(204)	(224)	(1,290)	18	(1,272)

Net margin before provisions	3,302	(150)	1,273	121	4,456	2,498	846	(982)	11,363	(109)	11,254

Impairment losses on financial assets (net)	(1,332)	(179)	(422)	(4)	(1,633)	(614)	(142)	(13)	(4,339)	67	(4,272)
Provisions (net) and other gains (losses)	(478)	(383)	2	(6)	(53)	(71)	1	(157)	(1,145)	(1,234)	(2,379)

Operating profit/ (loss) before tax	1,492	(713)	853	111	2,769	1,814	705	(1,152)	5,879	(1,276)	4,603

Income tax	(440)	221	(166)	(35)	(678)	(565)	(168)	390	(1,441)	166	(1,274)

Profit from continuing operations	1,052	(491)	687	76	2,091	1,248	537	(762)	4,438	1,109	3,328

Profit from discontinued operations /Profit from corporate operations (net) (2)	—	—	—	—	—	—	—	(1,109)	(1,109)	1,109	—

Profit	1,052	(491)	687	76	2,091	1,248	537	(1,872)	3,328	—	3,328

Profit attributable to non-controlling interests	(6)	(1)	(316)	—	(1)	(343)	—	(19)	(686)	—	(686)

Profit attributable to parent company	1,046	(492)	371	76	2,090	905	537	(1,891)	2,642	—	2,642

(1)	Includes share of profit or loss of entities accounted for using the equity method.
(2)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2014
	Banking Activity in Spain (3)	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center (3)	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,830	(38)	735	189	4,910	4,699	1,443	(651)	15,116	(734)	14,382

Net fees and commissions	1,453	5	191	187	1,166	901	553	(91)	4,365	(191)	4,174
Net gains (losses) on financial assets and liabilities and net exchange differences	1,149	(2)	1	150	195	482	145	14	2,135	(1)	2,134
Other operating income and expenses (net) (1)	189	(184)	18	209	250	(890)	(4)	153	(260)	295	35

Gross income	6,621	(220)	944	736	6,522	5,191	2,137	(575)	21,356	(631)	20,725

Administration costs	(2,775)	(130)	(359)	(331)	(2,219)	(2,137)	(1,318)	(500)	(9,771)	357	(9,414)
Depreciation and amortization	(312)	(23)	(35)	(12)	(187)	(179)	(179)	(253)	(1,180)	35	(1,145)

Net margin before provisions	3,534	(373)	550	393	4,115	2,875	640	(1,328)	10,405	(239)	10,166

Impairment losses on financial assets (net)	(1,690)	(297)	(146)	(56)	(1,517)	(706)	(68)	(4)	(4,486)	146	(4,340)
Provisions (net) and other gains (losses)	(623)	(616)	(11)	(16)	(79)	(219)	(10)	(282)	(1,856)	10	(1,846)

Operating profit/ (loss) before tax	1,220	(1,287)	392	320	2,519	1,951	561	(1,615)	4,312	(332)	3,980

Income tax	(359)	382	(82)	(65)	(604)	(490)	(133)	369	(981)	83	(898)

Profit from continuing operations	862	(904)	310	255	1,916	1,461	428	(1,246)	3,081	—	3,082

Profit from discontinued operations /Profit from corporate operations (net) (2)	—	—	—	—	—	—	—	—	—	—	—

Profit	862	(904)	310	255	1,916	1,461	428	(1,246)	3,081	—	3,082

Profit attributable to non-controlling interests	(4)	3	—	—	(1)	(460)	—	(3)	(464)	—	(464)

Profit attributable to parent company	858	(901)	310	255	1,915	1,001	428	(1,249)	2,618	—	2,618

(1)	Includes share of profit or loss of entities accounted for using the equity method.
(2)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.
(3)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain reporting business area. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain business area during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect the reclassification of these expenses.

	For the Year Ended December 31, 2013
	Banking Activity in Spain (3)	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center (3)	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,838	4	713	195	4,478	4,660	1,402	(678)	14,613	(713)	13,900

Net fees and commissions	1,376	10	182	208	1,183	970	507	(4)	4,431	(181)	4,250
Net gains (losses) on financial assets and liabilities and net exchange differences	807	—	16	179	208	763	139	414	2,527	(16)	2,511
Other operating income and expenses (net) (1)	82	(125)	18	205	325	(810)	(1)	131	(381)	472	91

Gross income	6,103	(111)	929	788	6,194	5,583	2,047	(137)	21,190	(438)	20,752

Administration costs	(2,936)	(119)	(369)	(316)	(2,166)	(2,204)	(1,250)	(708)	(10,068)	367	(9,701)
Depreciation and amortization	(307)	(23)	(38)	(12)	(163)	(171)	(179)	(239)	(1,133)	38	(1,095)

Net margin before provisions	2,860	(253)	522	459	3,865	3,208	618	(1,084)	9,989	(33)	9,956

Impairment losses on financial assets (net)	(2,577)	(624)	(163)	(167)	(1,443)	(698)	(74)	(30)	(5,776)	164	(5,612)
Provisions (net) and other gains (losses)	(282)	(991)	(20)	(45)	(64)	(156)	(10)	(102)	(1,669)	(1,721)	(3,390)

Operating profit/ (loss) before tax	1	(1,868)	339	248	2,358	2,354	534	(1,215)	2,544	(1,590)	954

Income tax	7	598	(75)	(62)	(555)	(523)	(145)	163	(531)	547	16

Profit from continuing operations	8	(1,270)	264	185	1,802	1,831	390	(1,052)	2,013	(1,043)	970

Profit from discontinued/corporate operations (net) (2)	440	—	—	—	—	—	—	383	823	1,043	1,866

Profit	448	(1,270)	264	185	1,802	1,831	390	(669)	2,836	—	2,836

Profit attributable to non-controlling interests	(20)	2	—	—	(1)	(607)	—	(127)	(754)	—	(753)

Profit attributable to parent company	428	(1,268)	264	185	1,802	1,224	390	(797)	2,084	—	2,084

(1)	Includes share of profit or loss of entities accounted for using the equity method.
(2)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.
(3)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain reporting business area. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain business area during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 and 2013 has been retrospectively revised to reflect the reclassification of these expenses.

Results of Operations by Operating Segment for 2015 Compared with 2014

BANKING ACTIVITY IN SPAIN

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	4,000	3,830	4.4
Net fees and commissions	1,605	1,453	10.5
Net gains (losses) on financial assets and liabilities and net exchange differences	1,013	1,149	(11.9)
Other operating income and expenses (net)	185	189	(1.9)

Gross income	6,804	6,621	2.8

Administration costs	(3,121)	(2,775)	12.5
Depreciation and amortization	(381)	(312)	22.1

Net margin before provisions	3,302	3,534	(6.6)

Impairment losses on financial assets (net)	(1,332)	(1,690)	(21.2)
Provisions (net) and other gains (losses)	(478)	(623)	(23.3)

Operating profit/(loss) before tax	1,492	1,220	22.3

Income tax	(440)	(359)	22.6

Profit from continuing operations	1,052	862	22.1

Profit from corporate operations (net)	—	—	—

Profit	1,052	862	22.1

Profit attributable to non-controlling interests	(6)	(4)	72.4

Profit attributable to parent company	1,046	858	21.9

The acquisition of Catalunya Banc in the second quarter of 2015 affects the comparability of our results for the periods discussed herein. See “—Factors Affecting the Comparability of our Results of Operations and Financial Conditions.” In order to present certain year-on-year variations on a more comparable basis, we have presented in the discussion below certain adjusted variations which exclude the impact of the acquisition of Catalunya Banc. In order to exclude such impact in the discussion below, we have excluded Catalunya Banc’s results from our 2015 results. These adjusted variations are referred to below as variations “excluding the effect of the acquisition of Catalunya Banc”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €4,000 million, a 4.4% increase compared with the €3,830 million recorded for the year ended December 31, 2014, mainly as a result of the acquisition of Catalunya Banc. Excluding the effect of the acquisition of Catalunya Banc there was a slight decrease of 1% in deposits and loans turnover in an environment of low interest rates (short-term Euribor rates turned negative in 2015) where lower yields on loans were partially offset by cheaper funding.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €1,605 million, a 10.5% increase compared with the €1,453 million recorded for the year ended December 31, 2014, mainly as a result of the acquisition of Catalunya Banc, which represented 7.5 percentage points of the total increase in net fees and commissions of this operating segment during the year. Excluding the effect of the acquisition of Catalunya Banc, there was a 3% increase driven, among other effects, by the 10% year-on-year increase in volume of mutual and pension funds that led to higher fees and commissions.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €1,013 million, a 11.9% decrease compared with the €1,149 million gain recorded for the year ended December 31, 2014, mainly as a result of a decrease in gains from debt securities and lower ALCO portfolio sales.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €185 million, a 1.9% decrease compared with the €189 million of operating income recorded for the year ended December 31, 2014, mainly as a result of higher contributions to the local deposit guarantee fund as a result of the acquisition of Catalunya Banc and the first contribution to the national resolution fund.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 was an expense of €3,121 million, 12.5% higher compared with the €2,775 million in expenses recorded for the year ended December 31, 2014, substantially all of which was a result of the acquisition of Catalunya Banc. Excluding the effect of the acquisition of Catalunya Banc, administration costs decreased 0.3%.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 was a loss of €1,332 million, a 21.2% decrease compared with the €1,690 million recorded for the year ended December 31, 2014, mainly as a result of the continued improvement of credit quality, the decrease of non-performing loans (excluding Catalunya Banc) and the lower deterioration of collateral value of the loans. This operating segment’s non-performing asset ratio increased to 6.6% as of December 31, 2015 from 6.0% as of December 31, 2014 as a result of the acquisition of Catalunya Banc, offset in part by a decline in the non-performing assets ratio in other areas of this operating segment. Excluding the effect of the acquisition of Catalunya Banc, the ratio decreased to 5.6%.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the year ended December 31, 2015 showed an expense of €478 million, 23.3% lower compared with the €623 million expense recorded for the year ended December 31, 2014, mainly as a result of lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to €1,492 million of operating profit, a 22.3% increase compared with the €1,220 million of operating profit recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 was an expense of €440 million, a 22.6% increase compared with the €359 million expense recorded for the year ended December 31, 2014, mainly as a result of the 22.3% increase in operating profit before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €1,046 million, a 21.9% increase compared with the €858 million recorded for the year ended December 31, 2014.

REAL ESTATE ACTIVITY IN SPAIN

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	66	(38)	n.m. (1)
Net fees and commissions	2	5	(51.3)
Net gains (losses) on financial assets and liabilities and net exchange differences	5	(2)	n.m. (1)
Other operating income and expenses (net)	(89)	(184)	(51.7)

Gross income	(16)	(220)	(92.9)

Administration costs	(110)	(130)	(15.2)
Depreciation and amortization	(25)	(23)	6.9

Net margin before provisions	(150)	(373)	(59.7)

Impairment losses on financial assets (net)	(179)	(297)	(39.7)
Provisions (net) and other gains (losses)	(383)	(616)	(37.8)

Operating profit/(loss) before tax	(713)	(1,287)	(44.6)

Income tax	221	382	(42.1)

Profit from continuing operations	(491)	(904)	(45.7)

Profit from corporate operations (net)	—	—	—

Profit	(491)	(904)	(45.7)

Profit attributable to non-controlling interests	(1)	3	n.m. (1)

Profit attributable to parent company	(492)	(901)	(45.4)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to net interest income of €66 million, compared with the net interest expense of €38 million recorded for the year ended December 31, 2014, mainly as a result of a decline in the cost of finance and higher financial income due to higher recovery of written-off assets.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €2 million, a 51.3% decrease compared with the €5 million recorded for the year ended December 31, 2014.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €5 million, compared with the €2 million loss recorded for the year ended December 31, 2014, mainly as a result of portfolio sales.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was an operating expense of €89 million, compared with the €184 million expense recorded for the year ended December 31, 2014, mainly as a result of higher capital gains from sales of real estate assets. In 2015 the demand for residential real estate assets increased in an environment of slightly rising prices.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 was an expense of €110 million, 15.2% lower compared with the €130 million expense recorded for the year ended December 31, 2014, mainly as a result of a 18.8% decrease in personnel expenses due to the transfer of some workforce to the Banking Activity in Spain segment and a 9.3% decrease in general and administrative expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 was €179 million, a 39.7% decrease compared with the €297 million recorded for the year ended December 31, 2014, mainly as a result of higher recovery of written-off assets as well as lower losses from real estate asset collateral.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the year ended December 31, 2015 totaled €383 million, compared with the €616 million recorded for the year ended December 31, 2014, mainly as a result of a decrease in foreclosed assets write-downs and foreclosed additions.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 was a loss of €713 million, a 44.6% decrease compared with the €1,287 million loss recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 amounted to a gain of €221 million, a 42.1% decrease compared with the €382 million gain recorded for the year ended December 31, 2014, mainly as a result of the 44.6% decrease of the operating loss before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 was a loss of €492 million, compared with the €901 million loss recorded for the year ended December 31, 2014.

TURKEY

Since July 2015, we hold 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. Information for prior periods and, with respect to 2015, information from January 1 through June 30 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti until July 2015.

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)

Net interest income	2,194	735	198.5

Net fees and commissions	471	191	146.6
Net gains (losses) on financial assets and liabilities and net exchange differences	(273)	1	n.m.	(1)
Other operating income and expenses (net)	42	18	133.3

Gross income	2,434	944	157.8

Administration costs	(1,043)	(359)	190.5
Depreciation and amortization	(118)	(35)	237.1

Net margin before provisions	1,273	550	131.5

Impairment losses on financial assets (net)	(422)	(146)	189.0
Provisions (net) and other gains (losses)	2	(11)	n.m.	(1)

Operating profit/(loss) before tax	853	392	117.6

Income tax	(166)	(82)	102.4

Profit from continuing operations	687	310	121.6

Profit from corporate operations (net)	—	—	—

Profit	687	310	121.2

Profit attributable to non-controlling interests	(316)	—	n.m.	(1)

Profit attributable to parent company	371	310	19.7

(1)	Not meaningful.

As indicated above, during the year ended December 31, 2015, Garanti was fully consolidated by us following the acquisition of an additional 14.89% stake in Garanti in July 2015. Such consolidation affects the comparability of our results for the periods discussed herein for all the accounting lines items of the income statement. Additionally the TL depreciated 4.1% against the euro in average terms during 2015, resulting in a negative exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

In order to present certain year-on-year variations on a more comparable basis, we have presented below certain adjusted variations which exclude the impact of the acquisition of the additional 14.89% stake in Garanti and the change in the consolidation method of Garanti. In order to exclude such impact we have consolidated Garanti’s results in 2015 based on our prior stake (25.01%) and in accordance with management criteria (pursuant to which Garanti’s information has been proportionally consolidated based on such stake in Garanti). These adjusted variations are referred to below as variations “excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €2,194 million, a 198.5% increase compared with the €735 million recorded for the year ended December 31, 2014, as a result of the change in the consolidation method of Garanti. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, there was a 15.7% increase mainly as a result of increased volumes of loans resulting from new loan production in most portfolios especially mortgage loans and loans to the energy sector and service sector. Such increase was partially offset by the depreciation of the TL year-on-year.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €471 million, a 146.6% increase compared with the €191 million recorded for the year ended December 31, 2014, mainly as a result of the resulting change in the consolidation method of Garanti. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, there was a 1.8% decrease mainly due to the depreciation of the TL year-on-year.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a loss of €273 million, compared with the €1 million gain recorded for the year ended December 31, 2014, mainly as a result of trading losses resulting from derivative transactions affected by volatility in the wholesale financial markets particularly in the last quarter of 2015.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €42 million compared with the €18 million of operating income recorded for the year ended December 31, 2014, mainly as a result of the resulting change in the consolidation method of Garanti. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, there was a 4.7% decrease due to the negative exchange rate effect.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 was an expense of €1,043 million compared with the €359 million recorded for the year ended December 31, 2014, mainly as a result of the resulting change in the consolidation method of Garanti. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, there was a 2.6% increase due to the impact of high inflation rates (8.8% as of December 2015 and 8.2% as of December 2014) partially offset by the effect of the depreciation of the TL and the effect of the depreciation of the TL for costs denominated in other currencies.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 was a loss of €422 million compared with the €146 million loss recorded for the year ended December 31, 2014, mainly as a result of the resulting change in the consolidation method of Garanti. Excluding the effect acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, there was a 6.5% increase, in line with the growth of the activity during the year. This operating segment’s non-performing asset ratio was 2.8% as of December 31, 2015 and December 31, 2014.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to operating profit of €853 million compared with the €392 million recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 was an expense of €166 million compared with the €82 million expense recorded for the year ended December 31, 2014, mainly as a result of the above mentioned change in the consolidation method of Garanti and the resulting increase in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €371 million, a 19.7% increase compared with the €310 million recorded for the year ended December 31, 2014.

REST OF EURASIA

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	183	189	(2.9)

Net fees and commissions	170	187	(9.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	125	150	(16.5)
Other operating income and expenses (net)	(6)	209	n.m. (1)

Gross income	473	736	(35.8)

Administration costs	(337)	(331)	1.7
Depreciation and amortization	(15)	(12)	29.1

Net margin before provisions	121	393	(69.2)

Impairment losses on financial assets (net)	(4)	(56)	(93.3)
Provisions (net) and other gains (losses)	(6)	(16)	(61.8)

Operating profit/(loss) before tax	111	320	(65.4)

Income tax	(35)	(65)	(45.8)

Profit from continuing operations	76	255	(70.4)

Profit from corporate operations (net)	—	—	—

Profit	76	255	(70.4)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	76	255	(70.4)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €183 million, a 2.9% decrease compared with the €189 million recorded for the year ended December 31, 2014, mainly as a result of narrowing spreads for new lending transactions, particularly in the wholesale business during 2015.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €170 million, a 9.2% decrease compared with the €187 million recorded for the year ended December 31, 2014, mainly as a result of the lower volume of transactions and reduced fee generation in other service fees from Corporate Investment Banking in Europe.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €125 million, a 16.5% decrease compared with the €150 million gain recorded for the year ended December 31, 2014, mainly as a result of the lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was an expense of €6 million, compared with the €209 million gain recorded for the year ended December 31, 2014 relating to dividends from CNCB. In 2015, CNCB distributed no dividends.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 were €337 million, a 1.7% increase compared with the €331 million recorded for the year ended December 31, 2014, mostly as a result of the exchange rate effect.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 resulted in a loss of €4 million, a 93.3% decrease compared with the €56 million loss recorded for the year ended December 31, 2014, mainly as a result of lower impairment losses in Portugal related to mortgage loans. This operating segment’s non-performing asset ratio decreased to 2.5% as of December 31, 2015, from 3.7% as of December 31, 2014.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to operating profit of €111 million, a 65.4% decrease compared with the €320 million of operating profit recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 was an expense of €35 million, a 45.8% decrease compared with the €65 million expense recorded for the year ended December 31, 2014, mainly as a result of the decrease in operating profit before tax. Such income tax was levied at a 10% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €76 million, a 70.4% decrease compared with the €255 million recorded for the year ended December 31, 2014.

MEXICO

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	5,393	4,910	9.8

Net fees and commissions	1,223	1,166	4.9
Net gains (losses) on financial assets and liabilities and net exchange differences	196	195	0.5
Other operating income and expenses (net)	257	250	2.6

Gross income	7,069	6,522	8.4

Administration costs	(2,394)	(2,219)	7.9
Depreciation and amortization	(219)	(187)	17.1

Net margin before provisions	4,456	4,115	8.3

Impairment losses on financial assets (net)	(1,633)	(1,517)	7.7
Provisions (net) and other gains (losses)	(53)	(79)	(32.3)

Operating profit/(loss) before tax	2,769	2,519	9.9

Income tax	(678)	(604)	12.4

Profit from continuing operations	2,091	1,916	9.1

Profit from corporate operations (net)	—	—	—

Profit	2,091	1,916	9.1

Profit attributable to non-controlling interests	(1)	(1)	—

Profit attributable to parent company	2,090	1,915	9.1

In 2015, the Mexican peso appreciated 0.3% against the euro in average terms, resulting in a positive exchange rate effect on our income statement for the year ended December 31, 2015 See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €5,393 million, a 9.8% increase compared with the €4,910 million recorded for the year ended December 31, 2014, mainly as a result of the growth in activity, particularly growth in loans and advances to customers which generated €665 million of net interest income during 2015, partially offset by narrower spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €1,223 million, a 4.9% increase compared with the €1,166 million recorded for the year ended December 31, 2014, mainly as a result of higher revenues from transfers and other payment orders and from credit and debit cards mainly due to the improvement in domestic demand.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €196 million, a 0.5% increase compared with the €195 million gain recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the Mexican peso in the net exchange differences partially offset by a lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €257 million, a 2.6% increase compared with the €250 million of other operating income recorded for the year ended December 31, 2014, mainly as a result of an 11.3% increase in income on insurance and reinsurance contracts partially offset by higher contributions to the deposit guarantee fund due to the larger liability volume.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 were €2,394 million, a 7.9% increase compared with the €2,219 million recorded for the year ended December 31, 2014, mainly as a result of the construction of new headquarters (in particular, the Bancomer tower which was inaugurated in February 2016), which was adversely affected by the depreciation of the Mexican peso against the U.S. dollar, the implementation of a project pursuing branch improvements and the addition of 392 employees during 2015.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 resulted in a loss of €1,633 million, a 7.7% increase compared with the €1,517 million loss recorded for the year ended December 31, 2014, mainly as a result of the 11.3% increase registered in the loan portfolio and the 1.9% decrease in non-performing assets. Additionally, there was a positive exchange rate effect of 0.3%. This operating segment’s non-performing asset ratio decreased to 2.6% as of December 31, 2015, from 2.9% as of December 31, 2014.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) in this operating segment for 2015 was €53 million compared with the €79 million recorded for 2014, mainly due to lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the year ended December 31, 2015 amounted to €2,769 million, a 9.9% increase compared with the €2,519 million recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 was an expense of €678 million, a 12.4% increase compared with the €604 million recorded for the year ended December 31, 2014, mainly as a result of the increase in the operating profit before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €2,090 million, a 9.1% increase compared with the €1,915 million recorded for the year ended December 31, 2014.

SOUTH AMERICA

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	3,202	4,699	(31.8)

Net fees and commissions	718	901	(20.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	595	482	23.5
Other operating income and expenses (net)	(38)	(890)	(95.7)

Gross income	4,477	5,191	(13.8)

Administration costs	(1,875)	(2,137)	(12.3)
Depreciation and amortization	(104)	(179)	(41.9)

Net margin before provisions	2,498	2,875	(13.1)

Impairment losses on financial assets (net)	(614)	(706)	(13.1)
Provisions (net) and other gains (losses)	(71)	(219)	(67.6)

Operating profit/(loss) before tax	1,814	1,951	(7.0)

Income tax	(565)	(490)	15.4

Profit from continuing operations	1,248	1,461	(14.5)

Profit from corporate operations (net)	—	—	—

Profit	1,248	1,461	(14.5)

Profit attributable to non-controlling interests	(343)	(460)	(25.4)

Profit attributable to parent company	905	1,001	(9.6)

In the year ended December 31, 2015 the Group used the estimated exchange rate of 469 Venezuelan bolivars per euro, see “Presentation of Financial Information—Venezuela”. Additionally, the Colombian peso depreciated in average terms against the euro compared with the year ended December 31, 2014. Such depreciation more than offset the period-average appreciation of other currencies in the region and resulted in a negative impact on the results of operations of the South America operating segment for the year ended December 31, 2015 expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €3,202 million, a 31.8% decrease compared with the €4,699 million recorded for the year ended December 31, 2014, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Colombian peso. Excluding the impact of the depreciation of the Venezuelan bolivar and the Colombian peso, net interest income increased by 13.0% as a result of increased volumes due to new loan production in most portfolios and countries, particularly in Argentina.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €718 million, a 20.4% decrease compared with the €901 million recorded for the year ended December 31, 2014, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Colombian peso. Excluding the impact of the depreciation of the Venezuelan bolivar and the Colombian peso, there was a 14.8% increase as a result of higher revenues particularly in Argentina, where fees and commissions related to transfers and other payment orders increased by 31.2%, fees and commissions related to credit and debit cards increased by 29.4% and fees and commissions related to custody securities increased by 18.7%, as well as in Peru where fees and commissions related to securities management and custody increased by 20%.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €595 million, a 23.5% increase compared with the €482 million gain recorded for the year ended December 31, 2014, mainly as a result of the impact of the exchange differences and capital gains derived from U.S. dollar positions in Venezuela and Peru, which was partially offset by trading losses in Peru due to derivative transactions affected by volatility in the wholesale financial markets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was an operating expense of €38 million, compared with the €890 million of operating expenses recorded for the year ended December 31, 2014 mainly as a result of the adjustment for hyperinflation in Venezuela. Additionally, in 2015 there were contributions of €41 additional million to the deposit guarantee fund due to a larger volume of liabilities especially in Argentina, offset by a €49 million increase in income derived from insurance and reinsurance contracts mainly in Argentina and, to a lesser extent, in Chile and Colombia.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 were €1,875 million, a 12.3% decrease compared with the €2,137 million recorded for the year ended December 31, 2014, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Colombian peso. Excluding the impact of the depreciation of the Venezuelan bolivar and the Colombian peso, there was a 15.2% increase mainly due to Argentina, which accounted for nearly two thirds of the increase, and Venezuela. In Argentina there was a 31.7% increase in administration costs, in line with the estimated inflation rate as of December 2015 (approximately 30%). In Venezuela, the estimated inflation rate as of December 2015 was approximately 170%.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 were €614 million, a 13.1% decrease compared with the €706 million loss recorded for the year ended December 31, 2014, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso. Excluding this effect, there was a 27.8% increase, with all countries showing a similar evolution, mainly as a result of the 16.6% increase registered in the loan portfolio, particularly loans to enterprises and credit cards and consumer finance loans mainly in Argentina and Colombia. This operating segment’s non-performing asset ratio increased to 2.3% as of December 31, 2015, from 2.1% as of December 31, 2014.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the year ended December 31, 2015 were a loss of €71 million, compared with the €219 million loss recorded for the year ended December 31, 2014, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso. Additionally, provisions for early retirement decreased by €25 million in Argentina and in Chile legal contingencies decreased by €52 million. Such legal contingencies were related to Corredora de Bolsa and had been recorded in 2014.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to operating profit of €1,814 million, a 7.0% decrease compared with the €1,951 million of operating profit recorded for the year ended December 31, 2014. Excluding the impact of the depreciation of the Venezuelan bolivar and the Colombian peso, operating profit increased by 14.9%.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 was an expense of €565 million, a 15.4% increase compared with the €490 million recorded for the year ended December 31, 2014, mainly as a result of the increased operating profit before tax in certain regions, particularly Argentina, and the tax credit recorded in Chile in 2014, following the revision of our deferred tax assets and liabilities in such country per the new tax rate. These effects were partially offset by the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €905 million, a 9.6% decrease compared with the €1,001 million recorded for the year ended December 31, 2014.

UNITED STATES

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	1,811	1,443	25.5

Net fees and commissions	616	553	11.2
Net gains (losses) on financial assets and liabilities and net exchange differences	207	145	43.0
Other operating income and expenses (net)	18	(4)	n.m.	(1)

Gross income	2,652	2,137	24.1

Administration costs	(1,602)	(1,318)	21.5
Depreciation and amortization	(204)	(179)	13.9

Net margin before provisions	846	640	32.2

Impairment losses on financial assets (net)	(142)	(68)	107.5
Provisions (net) and other gains (losses)	1	(10)	n.m.	(1)

Operating profit/(loss) before tax	705	561	25.7

Income tax	(168)	(133)	26.4

Profit from continuing operations	537	428	25.4

Profit from corporate operations (net)	—	—	—

Profit	537	428	25.4

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	537	428	25.4

(1)	Not meaningful.

In 2015 the U.S. dollar appreciated 16.5% against the euro on average terms, resulting in a positive exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €1,811 million, a 25.5% increase compared with the €1,443 million recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the U.S. dollar. Excluding the impact of the appreciation of the U.S. dollar, there was a 4.9% increase as a result of growth in activity, especially in loans and advances to customers partially offset by a negative price effect as a result of the narrow spreads. On December 16, 2015 the Federal Reserve approved a 25 basis points interest rate increase, the first since June 2006.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €616 million, a 11.2% increase compared with the €553 million recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the U.S. dollar. Excluding the impact of the appreciation of the U.S. dollar, there was a 6.9% decrease due to lower revenues from securities services (11.2% decrease) and from credit and debit cards (8.2% decrease).

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €207 million, a 43.0% increase compared with the €145 million gain recorded for the year ended December 31, 2014, mainly as a result of the impact of the exchange rate and higher contribution from trading income due to the sale of ALCO portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €18 million, compared with the €4 million operating expense recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the U.S. dollar and the sale of Capital Investment Counsel.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 was an expense of €1,602 million, a 21.5% increase compared with the €1,318 million expense recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the U.S. dollar. Excluding the impact of the appreciation of the U.S. dollar, there was a 1.7% increase, higher than the 0.73% inflation rate for 2015, mainly as a result of an increase in marketing expenses, equipment expenses and, to a lesser extent, in wages and salaries.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 was a loss of €142 million, a 107.5% increase compared with the €68 million loss recorded for the year ended December 31, 2014, mainly as a result of increased impaired financial assets, particularly in the commercial portfolio in the oil and gas sector after the fall in oil prices. Additionally, impairment losses on financial assets (net) were negatively affected by the appreciation of the U.S. dollar.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to €705 million of operating profit, a 25.7% increase compared with the €561 million of operating profit recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 was an expense of €168 million, a 26.4% increase compared with the €133 million recorded for the year ended December 31, 2014, mainly as a result of the 25.7% increase in the operating profit before tax .

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €537 million, a 25.4% increase compared with the €428 million recorded for the year ended December 31, 2014.

CORPORATE CENTER

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	(424)	(651)	(34.8)

Net fees and commissions	(100)	(91)	10.1
Net gains (losses) on financial assets and liabilities and net exchange differences	141	14	n.m. (1)
Other operating income and expenses (net)	172	153	12.3

Gross income	(212)	(575)	(63.1)

Administration costs	(545)	(500)	9.0
Depreciation and amortization	(224)	(253)	(11.2)

Net margin before provisions	(982)	(1,328)	(26.0)

Impairment losses on financial assets (net)	(13)	(4)	200.7
Provisions (net) and other gains (losses)	(157)	(282)	(44.4)

Operating profit/(loss) before tax	(1,152)	(1,615)	(28.6)

Income tax	390	369	5.8

Profit from continuing operations	(762)	(1,246)	(38.8)

Profit from corporate operations (net)	(1,109)	—	n.m. (1)

Profit	(1,872)	(1,246)	50.2

Profit attributable to non-controlling interests	(19)	(3)	n.m. (1)

Profit attributable to parent company	(1,891)	(1,249)	51.4

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 was a loss of €424 million, compared with the €651 million loss recorded for the year ended December 31, 2014. This 34.8% decrease was mainly attributable to the decrease in interest rates which reduced the cost of some preferred securities issued by Unnim.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 was a loss of €100 million, compared with the €91 million loss recorded for the year ended December 31, 2014.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the year ended December 31, 2015 was a gain of €141 million, compared with the €14 million gain recorded for the year ended December 31, 2014, mainly as a result of gains derived from the hedging activity (mainly related to the Swiss franc and the Chilean peso).

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €172 million, a 12.3% increase compared with the €153 million of operating income recorded for the year ended December 31, 2014, mainly as a result of a positive share of profit of entities accounted for using the equity method compared with the €34 million loss in 2014 and an increase of the dividends received from Telefónica (which amounted to €27 million in 2015 compared with €25 million in 2014).

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 were €545 million, a 9.0% increase compared with the €500 million recorded for the year ended December 31, 2014, mainly as a result of higher restructuring costs and early retirements expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 resulted in a loss of €13 million, compared with the €4 million recorded for the year ended December 31, 2014.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the year ended December 31, 2015 were a loss of €157 million, compared with the €282 million loss recorded for the year ended December 31, 2014, mainly as a result of lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 was a loss of €1,152 million, compared with the €1,615 million loss recorded for the year ended December 31, 2014.

Income tax

Income tax of this operating segment for the year ended December 31, 2015 amounted to €390 million of income, compared with the €369 million of income recorded for the year ended December 31, 2014.

Profit from corporate operations (net)

Profit from corporate operations (net) of this operating segment for the year ended December 31, 2015 was a loss of €1,109 million, compared with no gain or loss for 2014. This loss was mainly the result of the fair value measurement of the stake we already held in Garanti at the time we acquired our additional 14.89% stake in Garanti, which we had to make as a result of the purchase of an additional stake in Garanti and the resulting change in its consolidation method, which resulted in a €1,840 million loss, partially offset by the €705 million capital gains from the sale of the 6.34% stake in CNCB.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 was a loss of €1,891 million, compared with the €1,249 million loss recorded for the year ended December 31, 2014.

Results of Operations by Operating Segment for 2014 Compared with 2013

BANKING ACTIVITY IN SPAIN

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	3,830	3,838	(0.2)

Net fees and commissions	1,453	1,376	5.6
Net gains (losses) on financial assets and liabilities and net exchange differences	1,149	807	42.4
Other operating income and expenses (net)	189	82	129.6

Gross income	6,621	6,103	8.5

Administration costs	(2,775)	(2,936)	(5.5)
Depreciation and amortization	(312)	(307)	1.4

Net margin before provisions	3,534	2,860	23.6

Impairment losses on financial assets (net)	(1,690)	(2,577)	(34.4)
Provisions (net) and other gains (losses)	(623)	(282)	121.3

Operating profit/(loss) before tax	1,220	1	n.m. (1)

Income tax	(359)	7	n.m. (1)

Profit from continuing operations	862	8	n.m. (1)

Profit from corporate operations (net)	—	440	(100.0)

Profit	862	448	92.4

Profit attributable to non-controlling interests	(4)	(20)	(81.8)

Profit attributable to parent company	858	428	100.4

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2014 was €3,830 million, a 0.2% decrease compared with the €3,838 million recorded for 2013, mainly as a result of the elimination of mortgage floor clauses (clauses limiting the interest rate in mortgage loans granted to consumers) that offset the positive effect of reduced cost of liabilities and the improvement of customer spreads in an environment of low rates.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,453 million for 2014, a 5.6% increase from the €1,376 million recorded for 2013, primarily due to the greater contribution from fees and commissions from mutual funds and, to a lesser extent, from placement of securities.

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

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was income of €189 million, compared with income of €82 million in 2013, mainly due to the positive performance of the insurance activity and a lower contribution to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for 2014 were €2,775 million, a 5.5% decrease from the €2,936 million recorded for 2013, primarily due to the transformation and digitalization process launched by the BBVA Group involving, among other matters, cost containment measures, branch closures and staff resizing.

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

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for 2014 was €623 million, a 121.3% increase from the €282 million recorded for 2013, mainly due to the increase in provisions for early retirements.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €1,220 million, compared with an operating profit before tax of €1 million recorded in 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €359 million, compared with a €7 million gain recorded in 2013, primarily as a result of the higher operating profit before tax.

Profit from corporate operations (net)

There was no profit from corporate operations for this operating segment for 2014, compared with a gain of €440 million for 2013, due to the capital gain generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR, pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €858 million, a 100.4% increase from the €428 million recorded in 2013.

REAL ESTATE ACTIVITY IN SPAIN

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	(38)	4	n.m. (1)

Net fees and commissions	5	10	(53.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	(2)	—	n.m. (1)
Other operating income and expenses (net)	(184)	(125)	47.6

Gross income	(220)	(111)	98.3

Administration costs	(130)	(119)	9.1
Depreciation and amortization	(23)	(23)	1.8

Net margin before provisions	(373)	(253)	47.6

Impairment losses on financial assets (net)	(297)	(624)	(52.3)
Provisions (net) and other gains (losses)	(616)	(991)	(37.8)

Operating profit/(loss) before tax	(1,287)	(1,868)	(31.1)

Income tax	382	598	(36.0)

Profit from continuing operations	(904)	(1,270)	(28.8)

Profit from corporate operations (net)	—	—	—

Profit	(904)	(1,270)	(28.8)

Profit attributable to non-controlling interests	3	2	14.1

Profit attributable to parent company	(901)	(1,268)	(28.9)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2014 was a €38 million loss compared with the €4 million loss recorded for 2013.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €5 million for 2014, a 53.0% decrease from the €10 million recorded for 2013, mainly due to lower commissions from financial guarantees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a loss of €2 million. There was no gain or loss recorded for 2013.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a €184 million expense compared with the €125 million expense recorded for 2013, as a result of the higher costs related to the administration and sale of properties.

Administration costs

Administration costs of this operating segment for 2014 were €130 million, a 9.1% increase from the €119 million recorded for 2013, primarily due to increased personnel expenses, as a result of the allocation of additional staff to this segment in order to carry out its activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €297 million, a 52.3% decrease compared with the €624 million recorded for 2013 which is mainly attributable to lower losses in real estate asset collateral.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for 2014 was €616 million, a 37.8% decrease from the €991 million recorded for 2013, as a result of lower losses on non-financial assets.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2014 was €1,287 million, compared with operating loss before tax of €1,868 million recorded in 2013.

Income tax

Income tax of this operating segment for 2014 was a gain of €382 million, a 36.0% decrease compared with a €598 million gain recorded in 2013, primarily as a result of the lower operating loss before tax.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for 2014 was €901 million, a 28.9% decrease from the €1,268 million loss recorded in 2013.

TURKEY

In accordance with IFRS 8, information for the Turkey operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally consolidated based on our 25.01% interest in Garanti during 2014 and 2013.

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	735	713	3.0

Net fees and commissions	191	182	5.1
Net gains (losses) on financial assets and liabilities and net exchange differences	1	16	(91.9)
Other operating income and expenses (net)	18	18	(3.9)

Gross income	944	929	1.6

Administration costs	(359)	(369)	(2.5)
Depreciation and amortization	(35)	(38)	(8.4)

Net margin before provisions	550	522	5.3

Impairment losses on financial assets (net)	(146)	(163)	(10.1)
Provisions (net) and other gains (losses)	(11)	(20)	(45.9)

Operating profit/(loss) before tax	392	339	15.8

Income tax	(82)	(75)	9.1

Profit from continuing operations	310	264	17.7

Profit from corporate operations (net)	—	—	—

Profit	310	264	17.7

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	310	264	17.7

In 2014, the TL depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2014. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2014 was €735 million, a 3.0% increase compared with the €713 million recorded for 2013, mainly as a result of the lower cost of funding (which resulted in lower interest expenses) and the gradual recovery of the customer spread.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €191 million for 2014, a 5.1% increase from the €182 million recorded for 2013, primarily due to the good performance of project finance commissions despite increasing regulatory pressure, which was partially offset by the depreciation of the TL.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a €1 million gain a 91.9% decrease compared with the €16 million gain recorded for 2013, mainly as a result of the lower contribution from trading income and the decrease in portfolio sales operations (which were particularly significant in the first half of 2013).

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 and 2013 was income of €18 million. The depreciation of the TL and the high inflation environment in 2014 affected both other operating income and other operating expenses, and did not have a significant net effect.

Administration costs

Administration costs of this operating segment for 2014 were €359 million, a 2.5% decrease from the €369 million recorded for 2013, mainly as a result of the TL depreciation which more than offset the increase in general expenses due to the expansion plans implemented by Garanti.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €146 million, a 10.1% decrease from the €163 million recorded for 2013 mainly due to the slowdown of the economic activity in the first half of 2014 which contributed to a decrease in impairment losses. This operating segment’s non-performing asset ratio increased to 2.8% as of December 31, 2014, from 2.7% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €392 million, a 15.8% increase from the €339 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €82 million, a 9.1% increase compared with a €75 million expense recorded in 2013, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €310 million, a 17.7% increase from the €264 million recorded in 2013.

REST OF EURASIA

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	189	195	(3.3)

Net fees and commissions	187	208	(10.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	150	179	(16.3)
Other operating income and expenses (net)	209	205	2.0

Gross income	736	788	(6.6)

Administration costs	(331)	(316)	4.7
Depreciation and amortization	(12)	(12)	(5.6)

Net margin before provisions	393	459	(14.4)

Impairment losses on financial assets (net)	(56)	(167)	(66.3)
Provisions (net) and other gains (losses)	(16)	(45)	(63.4)

Operating profit/(loss) before tax	320	248	29.3

Income tax	(65)	(62)	4.5

Profit from continuing operations	255	185	37.6

Profit from corporate operations (net)	—	—	—

Profit	255	185	37.6

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	255	185	37.6

Net interest income

Net interest income of this operating segment for 2014 was €189 million, a 3.3% decrease compared with the €195 million recorded for 2013, mainly as a result of the higher costs of deposits due to increase in the volume of deposits.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €187 million for 2014, a 10.0% decrease from the €208 million recorded for 2013, primarily due to lower activity levels and, to a lesser extent, to lower commission rates for services in the wholesale banking sector.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €150 million, a 16.3% decrease compared with the €179 million gain recorded for 2013, mainly as a result of the poor performance of the Global Markets unit in Asia and Europe.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was income of €209 million, a 2.0% increase from the €205 million income recorded for 2013.

Administration costs

Administration costs of this operating segment for 2014 were €331 million, a 4.7% increase from the €316 million recorded for 2013, as a result of higher information technology costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €56 million, a 66.3% decrease from the €167 million recorded for 2013 mainly as a result of lower impairment losses in the Portugal and the rest of Europe portfolios. This operating segment’s non-performing asset ratio decreased to 3.7% as of December 31, 2014, from 3.8% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €320 million, a 29.3% increase from the €248 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €65 million, a 4.5% increase compared with a €62 million expense recorded in 2013, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €255 million, a 37.6% increase from the €185 million recorded in 2013.

MEXICO

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	4,910	4,478	9.6

Net fees and commissions	1,166	1,183	(1.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	195	208	(6.3)
Other operating income and expenses (net)	250	325	(22.9)

Gross income	6,522	6,194	5.3

Administration costs	(2,219)	(2,166)	2.5
Depreciation and amortization	(187)	(163)	15.0

Net margin before provisions	4,115	3,865	6.5

Impairment losses on financial assets (net)	(1,517)	(1,443)	5.1
Provisions (net) and other gains (losses)	(79)	(64)	22.2

Operating profit/(loss) before tax	2,519	2,358	6.9

Income tax	(604)	(555)	8.7

Profit from continuing operations	1,916	1,802	6.3

Profit from corporate operations (net)	—	—	—

Profit	1,916	1,802	6.3

Profit attributable to non-controlling interests	(1)	(1)	—

Profit attributable to parent company	1,915	1,802	6.3

In 2014, the Mexican peso slightly depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2014. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2014 was €4,910 million, a 9.6% increase compared with the €4,478 million recorded for 2013, due to increased activity while customer spreads remained stable, despite the fall of interest rates in Mexico.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,166 million for 2014, a 1.4% decrease from the €1,183 million recorded for 2013, primarily due to the depreciation of the Mexican peso.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €195 million a 6.3% decrease compared with the €208 million gain recorded for 2013 as a result of the depreciation of the Mexican peso and decreased trading transactions, portfolio sales and exchange rate operations.

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

Income tax

Income tax of this operating segment for 2014 was an expense of €604 million, an 8.7% increase compared with a €555 million expense recorded in 2013, as a result of the increased operating profit before tax.

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

Net interest income

Net interest income of this operating segment for 2014 was €4,699 million, a 0.8% increase compared with the €4,660 million recorded for 2013, mainly as a result of increased activity practically in almost all countries.

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

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €482 million a 36.8% decrease compared with the €763 million gain recorded for 2013, as a result of the negative effect of exchange rates that more than offset the capital gains from U.S. dollar positions in Venezuela and Argentina.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a loss of €890 million, a 9.9% increase compared with the €810 million loss recorded for 2013 as a result of higher contributions to the local deposit guarantee funds as a result of the increased volume of deposits in several countries.

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

Net interest income

Net interest income of this operating segment for 2014 was €1,443 million, a 2.9% increase compared with the €1,402 million recorded for 2013, as a result of the increased activity, which offset narrowing customer spreads in the prevailing low interest rates environment.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €553 million for 2014, a 9.2% increase from the €507 million recorded for 2013, as a result of the positive trend of commissions from trading operations.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €145 million a 3.8% increase compared with the €139 million gain recorded for 2013, mainly as a result of increased gains in trading portfolio transactions during 2014.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a loss of €4 million, compared with the €1 million loss recorded for 2013.

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

CORPORATE CENTER

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	(651)	(678)	(4.0)

Net fees and commissions	(91)	(4)	n.m. (1)
Net gains (losses) on financial assets and liabilities and net exchange differences	14	414	(96.6)
Other operating income and expenses (net)	153	131	16.8

Gross income	(575)	(137)	n.m. (1)

Administration costs	(500)	(708)	(29.3)
Depreciation and amortization	(253)	(239)	5.8

Net margin before provisions	(1,328)	(1,084)	22.5

Impairment losses on financial assets (net)	(4)	(30)	(85.1)
Provisions (net) and other gains (losses)	(282)	(102)	177.4

Operating profit/(loss) before tax	(1,615)	(1,215)	32.9

Income tax	369	163	126.4

Profit from continuing operations	(1,246)	(1,052)	18.4

Profit from corporate operations (net)	—	383	(100.0)

Profit	(1,246)	(669)	86.2

Profit attributable to non-controlling interests	(3)	(127)	(97.9)

Profit/(loss) attributable to parent company	(1,249)	(797)	56.7

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2014 was a loss of €651 million, a 4.0% decrease compared with the €678 million loss recorded for 2013.

Net fees and commissions

Net fees and commissions of this operating segment amounted to a loss of €91 million for 2014 compared with a loss of €4 million recorded for 2013, due to a reclassification we made between expenses and commissions in 2014.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €14 million compared with the €414 million gain recorded for 2013, when certain portfolios from Unnim were sold. The lower contribution from investments in associates and joint venture entities and negative exchange hedges also contributed to the year-on-year decrease.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was income of €153 million compared with the €131 million income recorded for 2013, as a result of the impact of the restatement of the contribution to the Deposit Guarantee Fund and the dividends received from Telefónica during 2014.

Administration costs

Administration costs of this operating segment for 2014 were €500 million, a 29.3% decrease from the €708 million recorded for 2013, due to reclassifications made between operating segments and the Corporate Center in 2014 and a reduction in general expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €4 million, compared with the loss of €30 million recorded for 2013.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for 2014 was €282 million compared with the loss of €102 million recorded for 2013, mainly due to the higher provisions for early retirements.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2014 was a loss of €1,615 million, a 32.9% increase from the €1,215 million loss recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was a gain of €369 million, compared with a €163 million gain recorded in 2013.

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

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for 2014 was a loss of €1,249 million compared with €797 million loss recorded in 2013.

B.	Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.5 to the Consolidated Financial Statements. In addition, information on encumbered assets is provided in Note 7.6 to the Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company—Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exceptions to this principle are Garanti, which is not included in such pool yet, and Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.74% of our total consolidated assets and 0.61% of our total consolidated liabilities as of December 31, 2015.

The table below shows the composition of the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries (excluding Garanti) as of December 31, 2015:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
	(In Millions of Euros)
Cash and balances with central banks	10,939	6,936	3,214	6,585
Assets for credit operations with central banks	51,811	5,534	22,782	4,302
Central governments issues	31,314	2,303	8,086	4,186
Of Which: Spanish government securities	25,317	—	—	—
Other issues	20,497	3,231	479	116
Loans	—	—	14,217	—
Other non-eligible liquid assets	5,760	757	20	1,680

Accumulated available balance	68,510	13,227	26,016	12,567

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A., Catalunya Banc, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

As indicated above, BBVA Group’s liquidity and finance management is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management helps avoid possible contagion due to a crisis that could affect only one or various BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (“LMUs”) have been set up for this reason in the geographical areas within the Eurozone where our main foreign subsidiaries and the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) operate to manage BBVA Portugal and the recent Catalunya Banc acquisition, among others.

The Finance Division, through Balance Sheet Management, manages the BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMU and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

The Bank’s target behavior in terms of liquidity and funding risk is characterized through the Loan-to-Stable-Customer-Deposits (“LtSCD”) ratio. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. These stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing established relationships and applying bigger haircuts to the funding lines of less stable customers.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, the Structural Risk team (which is part of our Global Risk Management) identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of LtSCD in each LMU reflects that the funding structure remained robust in 2015, in the sense that all the LMUs maintained levels of self-funding with stable customer funds which were higher than the required levels.

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. “Basic Capacity” is a short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

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

The following table shows the balances as of December 31, 2015, 2014 and 2013 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Deposits from central banks	40,087	28,193	30,893
Deposits from credit institutions	68,543	65,168	52,423
Customer deposits	403,069	319,060	300,490
Debt certificates	66,165	58,096	64,120
Subordinated liabilities	16,109	14,095	10,556
Other financial liabilities	12,141	7,288	6,067

Total	606,113	491,899	464,549

Customer deposits

Customer deposits amounted to €403,069 million as of December 31, 2015, compared with €319,060 million as of December 31, 2014 and €300,490 million as of December 31, 2013. The increase from December 31, 2014 to December 31, 2015 was primarily due to the acquisition of Garanti and Catalunya Banc.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €379,802 million as of December 31, 2015 compared with €294,443 million as of December 31, 2014 and €272,630 million as of December 31, 2013.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €108,630 million as of December 31, 2015, compared with €93,361 million as of December 31, 2014 and €83,316 million as of December 31, 2013. The increase as of December 31, 2015 compared with December 31, 2014, was mainly related to the acquisition of Garanti and Catalunya Banc.

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Deposits from credit institutions	68,543	65,168	52,423
Deposits from central banks	40,087	28,193	30,893

Total Deposits from credit institutions	108,630	93,361	83,316

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2015 we had €66,165 million of senior debt outstanding, comprising €65,517 million in bonds and debentures and €648 million in promissory notes and other securities, compared with €58,096 million, €57,026 million and €1,070 million outstanding as of December 31, 2014, respectively (€64,120 million, €62,802 million and €1,318 million outstanding, respectively, as of December 31, 2013). See Note 21.3 to the Consolidated Financial Statements.

In addition, we had a total of €14,609 million in subordinated debt and €974 million in preferred securities outstanding as of December 31, 2015, compared with €11,696 million and €1,910 million outstanding as of December 31, 2014, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2015 of the maturities of our debt certificates (including bonds) from credit institutions and subordinated liabilities, disregarding any valuation adjustments and accrued interest (regulatory equity instruments have been classified according to their contractual maturity):

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	316	3,321	5,917	4,248	30,049	20,634	64,485
Subordinated liabilities	104	—	1	327	2,344	12,807	15,583

Total	420	3,321	5,919	4,576	32,393	33,441	80,069

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 50 of the Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Capital data shown below as of December 31, 2015 and 2014 has been calculated in accordance with regulation applicable as of December 31, 2015 on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups.

The minimum capital base requirements established by the current regulation are calculated based on the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the Corporate Governance requirements set forth internally.

With respect to the prudential capital requirements applicable to BBVA following the supervisory review and evaluation process (SREP), the ECB has required BBVA to maintain a phased-in common equity Tier 1 (CET1) capital ratio of 9.5%, at both an individual and consolidated level.

According to such decision, the required CET1 ratio of 9.5% includes:

•	the minimum CET1 ratio required by Pillar 1. For these purposes, Pillar 1 corresponds to the minimum CET1 ratio required by Article 92(1)(a) of the CRR;

•	the ratio required by Pillar 2, which corresponds to the CET1 ratio required in excess of the minimum CET1 ratio, in accordance with Article 16(2)(a) of the SSM Regulation; and

•	the capital conservation buffer which is required since January 1, 2016 by Article 44 of Law 10/2014 and its implementing regulations.

In addition, in 2016 an additional capital requirement of 0.25% is applicable to the BBVA Group, as a G-SIB. The total minimum requirements of phased-in CET1 in 2016 at the consolidated level is 9.75%.

As BBVA will be excluded from the list of G-SIBs on January 1, 2017, this additional capital requirement will not be applicable from that date. However, the Bank of Spain has decided that BBVA be included in the list of OSIIs. As a result, the other systemically important institutions buffer, which requires the maintenance of common CET1 elements equal to 0.5% at the consolidated level, will be applicable to BBVA. There will be a phased period of implementation lasting four years, with the 0.5% requirement to be in place by 2019.

Our consolidated ratios as of December 31, 2015 and December 31, 2014 were as follows:

	As of December 31,	As of December 31,	% Change
	2015	2014
	(In Millions of Euros)
Ordinary TIER I Capital	54,829	47,984	13.5
Adjustments	(6,275)	(6,152)	(4.1)
Mandatory convertible bonds	—	—	—
CORE CAPITAL (a)	48,554	41,832	16.1
Preferred securities	5,302	4,205	26.1
Adjustments	(5,302)	(4,205)	26.1
CAPITAL (TIER I) (b)	48,554	41,832	16.1
OTHER ELIGIBLE CAPITAL (TIER II) (c)	11,646	10,986	6.0
CAPITAL BASE (TIER I + TIER II) (d)	60,200	52,818	14.0
Minimum capital requirement (BIS III Regulations)	32,102	28,064	14.5
CAPITAL SURPLUS	28,097	24,754	13.4
RISK WEIGHTED ASSETS (RWA) (e)	401,285	350,803	14.5
BIS RATIO (d)/(e)	15.00%	15.10%
CORE CAPITAL (a)/(e)	12.10%	11.90%
TIER I (b)/(e)	12.10%	11.90%
TIER II (c)/(e)	2.90%	3.10%

The minimum capital requirements under CRD IV (8% RWA) increased to €32,102 million as of December 31, 2015 from €28,064 million the prior year.

The quality of the capital base improved during the year ended December 31, 2015, since core capital increased to €48,554 million as of December 31, 2015 from €41,832 million as of December 31, 2014.

Tier 1 capital increased to 12.10% as of December 31, 2015 from 11.90% as of December 31, 2014 mainly due to the profits (net of dividends) accumulated during the year, the contribution of a non-controlling interest in Garanti and the issuance of additional Tier 1 capital instruments during the year. partially offset by the scaled increase imposed by the applicable regulations (according to article 478 of CRR 575/2013 the applicable percentages for deduction from Common Equity Tier 1 (Core), Additional Tier 1 and Tier 2 items up to 40% in 2015).

Tier 2 capital decreased from 3.10% to 2.90% mainly due to the changes in the instruments issued by eligible subsidiaries and the loss of eligibility due to the effect of the greater temporary adjustments.

C.	Research and Development, Patents and Licenses, etc.

In 2015, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

The BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

D.	Trend Information

The European financial services sector is expected to remain competitive in the current challenging environment. Further consolidation in the sector through mergers, acquisitions or alliances, might be possible. Some banks have exited some lines of their non-core businesses and activities.

There are four main trends that will shape the sector profitability in the future: the slow economic recovery, the low (or even negative) interest rate environment, the surge of alternative finance providers and the completion and the implementation of the already existing financial regulatory reforms. At the same time there are new and evolving risks, such as market based and asset management activities, misconduct risks and the decline of correspondent banking, among others. (Source: The Financial Stability Board: FSB Chair sets out to the G20 the FSB work program for 2016 and letter to G20 Finance Ministers and Central Bank Governors; February 22, 2016).

The slow economic recovery trend has been discussed in Item 5.A “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Operating Environment.” Regarding the second trend, the impact of the ultra-expansionary monetary policy is already notably significant in the sector’s results, where the reductions of credit interest rates cannot be compensated by a similar contraction of the deposit rates as customers are not accustomed to negative deposit rates and that funding source is crucial for banks. This is particularly important in a country like Spain, where mortgages account for a significant proportion of credit (more than 40% and nine out of 10 mortgages are on variable rates. Further, alternative finance providers are growing very fast in line with technological advances and becoming a very important competitor for the banking industry. These entities, which form part of the shadow banking sector, do not have to comply with as strict of a regulation scheme as that applicable to banks. Finally, regarding the fourth trend, it is likely that, in the framework of the banking union and in the inception of the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a more competitive and less fragmented landscape. Having said that, a comprehensive analysis and understanding of the already implemented regulatory changes would be needed before the introduction of new measures.

There are still some challenges to be addressed, such as the banking conduct and culture and their implications on consumer and investor protection issues. An ethical behavior is of the utmost importance for the banking business to recover the trust that was lost during the last financial crisis. It is a discernible hallmark that allows agents a better formation of their expectations in those fields where the activity is not regulated or supervised. As such, banking conduct and culture are achieving higher relevance.

In that vein, business activities have to be based on a prudent and an anticipatory management approach with a customer-focus approach; that is, with customers at the core of all of the activities performed. Indeed, personal and professional integrity and competence is inherent to the way of understanding and conducting all of BBVA’s activities to bring the age of opportunity to everyone.

Financial stability and consumer protection are the final goals of the global financial regulatory reform that started almost eight years ago in the European Union. However, if such reform is applied locally, inconsistently and heterogeneously, it can lead to divergences, regulatory inconsistencies and regulatory arbitrages with unintended consequences. In addition to that, the lack of homogeneity at the European level makes it difficult for investors to evaluate financial institutions and often impose additional burdens on financial institutions. This could reduce the potential synergies for the Group, as it might not be allowed to sell the same products across all the jurisdictions in which it carries out its activities.

Regarding consumer protection rules, the European Commission proposed on February 10, 2016 the application of the revised Markets in Financial Instruments Directive (MiFID II) of the European Parliament and of the European Council to be delayed by one year until January 3, 2018. Six days later, the European Parliament also proposed the deferral of its transposition into national legislation for one year, until July 3, 2017. This decision responded to concerns expressed by the European Securities and Markets Authority (the “ESMA”) regarding the fact that neither the competent authorities, nor market participants, would have the necessary information technology systems ready in time for earlier implementation.

Broadly, MiFID II goals are fostering investor protection, enhancing market transparency and competition and improving corporate governance and compliance, all at the same time. It represents a significant overhaul of MiFID -that came into force in 2007- and will have a significant impact in European markets. It represents a significant effort in terms of costs for regulators, supervisors and financial entities to adapt their systems to the new requirements.

For fostering investor protection, MiFID II establishes (i) stricter requirements for product design, distribution and follow-up; (ii) tougher conditions for the provision of independent services; (iii) the prohibition, subject to certain exceptions, of any remuneration, discount or non-monetary benefit in exchange for advisory services, including research and (iv) a detailed cost disclosure.

The greater pre-trade transparency in markets might result in narrower margins due to a compression of spreads and in a change of paradigm in the competitive landscape. In addition, the higher post-trade transparency may have unintended consequences as a result of the availability of public information related to transactions closed on book positions.

MiFID II requirements also focus on the responsibilities of the management board in product governance issues (that, in broad terms, consists in narrowing the target market and clients for each product to be sold, reviewing distribution contracts and flows of information between manufacturers and distributors and strengthening the procedures and mechanisms to adequately track the product during its whole life cycle) and on the requirements and functions for regulatory compliance.

The known as Packaged Retail and Insurance-based Investment Products (“PRIIPs”) is, together with the aforementioned MiFID II, another key regulation for consumer protection in Europe. The original proposal from the European Commission was released on July 3, 2012 and the regulation on Key Information Documents (“KIDs”) for PRIIPS (the “PRIIPs Regulation”) was passed and published in the Official Journal of the EU on November 26, 2014 and is expected to become effective on January 1, 2017.

It mainly aims at increasing transparency and comparability among investment products. As such, financial institutions have to provide consumers with the necessary information to make their investment decisions with a clear understanding of all the risks, costs and scenarios involved. The European Supervisory Authorities (ESAs”, which include the EBA, the ESMA and the European Insurance and Occupational Pensions Authority) launched a Joint Consultation Paper on November 10, 2015 with the proposed Regulatory Technical Standards that define the Level 2 requirements of the PRIIPs Regulation, including both presentation and content of the KIDs.

We consider that MiFID II and PRIIPs should converge whenever possible to avoid regulatory inconsistencies and duplicities that may confuse consumers and reduce their protection instead of increasing it. Furthermore, having both regimes entail additional costs for financial institutions.

Furthermore, there are other challenges to be mentioned, such as the VAT regime applicable to banks. The VAT regime r applicable to banks is part of the trend of increasing pressure on financial systems. Within the Euro Area, several countries are imposing new taxes on the financial industry, such as bank levies, financial activity taxes or FTT. In addition, there is an agreement to introduce a FTT at the European Union level. Such proposal was made by the European Commission for introducing a tax within eleven Member States of the European Union. It introduction of such tax was initially expected by January 1, 2014, but it was later postponed to 1 January 1, 2016 and then further to mid-2016.

Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure could have a material impact on our profitability.

Regarding the banking structural reforms, the European Commission released a proposal in January 2014. The proposal is twofold and imposes: a prohibition on proprietary trading and an annual supervisory examination of trading activities that may trigger the separation of market-making, complex derivatives and risky securitization if the thresholds on a certain number of metrics are breached (a wider separation is possible under supervisory discretion). The European Council reached an agreement on this matter in June 2015. Its position includes important changes to the original EC’s proposal. It softens the latter by introducing the mandatory separation of proprietary trading instead of its prohibition. On the other hand, the European Parliament failed to agree a common position in May 2015. Negotiations within the European Parliament have resumed. After the European Parliament reaches an agreement, the simultaneous conversations among the European Parliament, the European Council and the European Commission will start aimed at achieving a final text.

The Bank Recovery and Resolution Directive (BRRD) is binding since January 2015, and the bail-in tool since 2016. The BRRD sets a common framework for all EU countries with the intention to pre-empt bank crises and resolve financial institutions in an orderly manner in the event of failure, whilst preserving essential bank operations and minimizing taxpayers’ costs, thus helping to restore confidence in Europe’s financial sector. The bail-in tool implies that banks’ creditors will be written down or converted into equity in a resolution scenario, and that they should afford much of the burden to help recapitalize a failed bank instead of the taxpayers. For that to be effective, the BRRD requires banks to have enough liabilities that could be eligible to bail-in – the Minimum Required Eligible Liabilities (MREL). Despite the impact on banks’ liability structure, we believe the introduction of the bail-in tool and the MREL enhances banks’ fundamentals, encourages positive discrimination between issuers, breaks down the sovereign-banking link and increases market discipline.

Nevertheless, there are still many doubts regarding the final MREL design in Europe. The Single Resolution Board (SRB) will set banks‘ target of MREL in the third quarter of 2016. However, in October 2016 the EBA will review the implementation of the MREL. On the basis of that, the European Commission will most likely issue a legislative proposal in order to modify the MREL and possibly introduce the Total Loss Absorbing Capacity (TLAC) requirement into European legislation.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following amounts of our off-balance sheet arrangements as defined in Item 5.B of Form 20-F:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Bank guarantees	39,971	28,297	28,082
Letters of credit	9,367	5,397	5,422

Total	49,338	33,694	33,504

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Commitments to extend credit
Credit institutions	921	1,057	1,583
Government and other government agencies	2,570	1,359	4,354
Other resident sectors	27,334	21,784	20,713
Non-resident sector	92,795	72,514	60,892

Total	123,620	96,714	87,542

	As of December 31,
	2015	2014	2013
	(In Millions of Euros)
Assets under management
Mutual funds	56,606	52,782	43,478
Pension funds	31,542	27,364	24,662
Customer portfolios	38,170	35,129	31,072

Total	126,318	115,275	99,212

See Note 35 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2015 based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Senior debt	13,802	23,580	6,469	20,634	64,485
Subordinated debt	433	1,175	1,169	12,807	15,583
Deposits from customers	364,370	25,439	2,729	9,683	402,220
Capital lease obligations	—	—	—	—	—
Operating lease obligations	278	272	272	2,276	3,098
Purchase obligations	22	—	—	—	22
Post-employment benefits (1)	952	1,643	1,336	2,259	6,190
Insurance commitments	1,652	1,397	1,495	4,863	9,407

Total (2)	381,509	53,505	13,470	52,522	501,006

(1)	Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 24 to the Consolidated Financial Statements.
(2)	Interest to be paid is not included (see Note 21 to the Consolidated Financial Statements). The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2015, 2014 and 2013 is detailed in Note 36.2 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our Board of Directors is committed to a good corporate governance system in the design and operation of our corporate bodies in the best interests of the Company and our shareholders.

Our Board of Directors is subject to Board Regulations that reflect and implement the principles and elements of BBVA’s concept of corporate governance. These Board Regulations comprise standards for the internal management and operation of the Board and its Committees, as well as the rights and obligations of directors in the performance of their duties, which are contained in the directors’ charter.

General shareholders’ meetings are subject to their own set of regulations on issues such as how they operate and what rights shareholders enjoy regarding such meetings. These establish the possibility of exercising or delegating votes over remote communication media.

Our Board of Directors has approved a report on corporate governance and a report on directors’ remuneration for 2015, according to the forms set forth under Spanish regulation for listed companies.

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

Pursuant to article 1 of the Board Regulations, Bank directorships may be executive or non-executive. Executive directors are those who perform management functions in the Company or its Group entities, regardless of the legal relationship they have with such companies. All other Board members will be considered non-executives and they may be proprietary, independent or other external directors.

Independent directors are those non-executive directors who have been appointed in view of their personal and professional background who can perform their duties without being constrained by their relations with the Company or its Group, its significant shareholders or its executives. Under the Board Regulations, directors cannot be deemed independent if they:

(a)	have been employees or executive directors in Group companies, unless three or five years have elapsed, respectively since they ceased as employees or executive directors, as the case may be;

(b)	receive from the Company or its Group entities, any amount or benefit for an item other than remuneration for their directorship, except where the sum is insignificant. This does not include either dividends or pension supplements that a director may receive due to a former professional or employment relationship, provided these are unconditional and, consequently, the company paying them may not at its own discretion, suspend, amend or revoke their accrual unless there has been a breach of duty;

(c)	are partners of the external auditor or in charge of the audit report or have been so in the last three years, whether the audit in question was carried out on the Company or any other Group entity;

(d)	are executive directors or senior managers of another company in which a Company’s executive director or senior manager is an external director;

(e)	maintain any significant business relationship with the Company or with any Group company or have done so over the last year, either in their own name or as a significant shareholder, director or senior manager of a company that maintains or has maintained such a relationship. Business relationship means any relationship as supplier of goods or services, including financial goods or services, and as advisor or consultant;

(f)	are significant shareholders, executive directors or senior managers of any entity that receives, or has received over the last three years, donations from the Company or its Group. Those persons who are merely trustees in a foundation receiving donations shall not be deemed to be included under this letter;

(g)	are spouses, or spousal equivalents or related up to second degree of kinship to an executive director or senior manager of the Company;

(h)	have not been proposed by the Appointments Committee for appointment or renewal;

(i)	have held a directorship for a continuous period of more than 12 years; or

(j)	are related to any significant shareholder or shareholder represented on the Board of Directors under any of the circumstances described under letters (a), (e), (f) or (g) above. In the event of kinship relationships mentioned in letter (g), the limitation will apply not only with respect to the shareholder, but also with respect to their proprietary directors in the company in which the shareholder holds an interest.

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

The full text of the Board Regulations can be accessed on the Bank’s corporate website (www.bbva.com).

The following provides a brief description of several significant matters covered in the Regulations of the Board of Directors.

Appointment and Re-election of Directors

The proposals that the Board submits to the Company’s general shareholders’ meeting for the appointment or re-election of directors and the appointments the Board makes directly to cover vacancies, exercising its powers of co-option will be approved at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors.

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

Term of Directorships and Director Age Limit

Directors will stay in office for the term set out in our By-laws (three years). If they have been co-opted, they will stay in office until the first general shareholders’ meeting is held. The general shareholders’ meeting may then ratify their appointment for the term of office established under our By-laws.

BBVA’s Board of Directors Regulations establishes an age limit for sitting on the Bank’s Board. Directors must present their resignation at the first meeting of the Bank’s Board of Directors to be held after the general shareholders’ meeting that approves the accounts for the year in which they reach the age of seventy-five.

Evaluation

Article 17 of the Board Regulations indicates that the Board of Directors will assess the quality and efficiency of the Board’s operation and will assess the performance of the duties of the Chairman of the Board (process which will be directed by the Lead Director). Such assessment will always begin with the report submitted by the Appointments Committee. Likewise, the Board will carry out the evaluation of the operation of its Committees, on the basis of the report that each Committee submits to the Board of Directors.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board of Directors, will organize and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Pursuant to the provisions of the Board Regulations, as in previous years, in 2015 the Board of Directors assessed the quality and efficiency of its own operation and of its Committees, as well as the performance of the duties of the Chairman. In this process, a renowned independent expert has been hired to assist the Appointments Committee in assessing the operations of the Board of Directors and the Chairman of the Board.

Performance of Directors’ Duties

Directors must comply with their duties as defined by legislation and by our By-laws in a manner that is faithful to the interests of the Company.

They will participate in the deliberations, discussions and debates on matters submitted for their consideration, expressing their opposition when they consider that a draft resolution submitted to the Board may be contrary to the Company’s interests and will be apprised of the necessary information to be able to form their own opinions regarding questions corresponding to our corporate bodies. They may request any additional information and advice they require to comply with their duties. They must devote to their duties the time and effort which is necessary to perform them efficiently and they are obliged to attend the meetings of corporate bodies and of the Board Committees on which they sit, unless they can justify the reason for their absence.

The directors may also request the Board of Directors for assistance from external experts on matters subject to their consideration whose special complexity or importance so requires.

Conflicts of Interest

The rules comprising the BBVA directors’ charter detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations with which they are linked, and the BBVA Group. They set out procedures for such cases, in order to avoid conduct contrary to our best interests. The rules contained in the BBVA director´s charter are in line with the specific regulation established on the Spanish Corporate Enterprises Act.

These rules help ensure directors’ conduct reflects stringent ethical codes, in keeping with applicable standards and according to core values of the BBVA Group.

Incompatibilities

Directors are also subject to the rules on limitations and incompatibilities established under the applicable regulations at any time and, in particular, to the provisions of Spanish Law 10/2014 on the organization, supervision and solvency of credit institutions. A director of BBVA may not be a director in companies in which the Group or any of the Group companies hold a stake. Non-executive directors may hold a directorship in the Bank’s associated companies or in any other Group company provided the directorship is not related to the Group’s holding in such companies. As an exception and when proposed by the Bank, executive directors are able to hold directorships in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associated companies with the approval of the Board of Directors.

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

Directors’ Resignation and Dismissal

Furthermore, in the following circumstances, reflected in the Board Regulations, directors must place their office at the disposal of the Board of Directors and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they do not continue in office, they will be obliged to tender their resignation:

•	when they are affected by circumstances of incompatibility or prohibition as defined under prevailing legislation, in our By-laws or in the Board Regulations;

•	when significant changes occur in their professional or personal situation that may affect the condition by virtue of which they were appointed to the Board of Directors;

•	when they are in serious dereliction of their duties as directors;

•	when for reasons attributable to the director in his or her condition as such, serious damage has been done to the Company’s net worth, credit or reputation; or

•	when they lose their suitability to hold the position of director of the Bank.

The Board of Directors

Our Board of Directors is currently comprised of 15 members.

The following table sets forth the names of the members of the Board of Directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, re-election, their current positions and their present principal outside occupation and employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez (1)	1944	Group Executive Chairman	January 28, 2000	March 11, 2016	Group Executive Chairman of BBVA, since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
Carlos Torres Vila (1)(6)	1966	Chief Executive Officer	May 4, 2015	March 11, 2016	Chief Executive Officer of BBVA, since May 2015. Chairman of the IT and Cybersecurity Committee. He started at BBVA on September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.
Tomás Alfaro Drake (2)(3)(6)	1951	Independent Director	March 18, 2006	March 14, 2014	Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.
José Miguel Andrés Torrecillas (2)(3)(5)(7)	1955	Independent Director	March, 13, 2015	Not applicable	Chairman of the Audit and Compliance Committee of BBVA since May 4, 2015. Chairman of Ernst & Young Spain from 2004 to 2014, where he has been a partner since 1987 and has also held a series of senior offices, including Director of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013.
José Antonio Fernández Rivero (1)(4)	1949	External Director	February 28, 2004	March 13, 2015	Was appointed Group General Manager until January 2003. Has been the director representing BBVA on the Boards of Telefónica, Iberdrola and of Banco de Crédito Local, and Chairman of Adquira.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Belén Garijo López (2)(4)	1960	Independent Director	March 16, 2012	March 13, 2015	President and CEO of Merck Serono, Member of the Executive Board and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America) since 2011.
José Manuel González-Páramo Martínez-Murillo	1958	Executive Director	May 29, 2013	March 14, 2014	Executive Director of BBVA since May 29, 2013. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH since 2013. Head of BBVA’s Global Economics, Regulation and Public Affairs.
Sunir Kumar Kapoor (6)	1963	Independent Director	March 11, 2016	Not applicable

President and CEO of UBmatrix Inc from 2005 to 2011. Executive Vice President and CMO of Cassatt Corporation from 2004 to 2005. Oracle Corporation, Vice President Collaboration Suite from 2002 to 2004. Founder and CEO of Tsola Inc from 1999 to 2001. President and CEO of E-Stamp Corporation from 1996 to 1999. Vice President of Strategy, Marketing and Planning of Oracle Corporation from 1994 to 1996. Currently, he is an independent consultant to various leading companies in the technology sector, such as cloud infrastructures or data analysis.

Carlos Loring Martínez de Irujo (1)(5)	1947	External Director	February 28, 2004	March 14, 2014	Was Partner of J&A Garrigues, from 1977 until 2004, where he has also held a series of senior offices, including Director of M&A Department, Director of Banking and Capital Markets Department and member of its Management Committee.
Lourdes Máiz Carro (2)(3)	1959	Independent Director	March 14, 2014	Not applicable	Secretary of the Board of Directors and Director of the Legal Services at Iberia, Líneas Aéreas de España. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and from 1992 until 1993 she was Deputy to the Director in the Ministry of Public Administration. From 1993 to 2001 held various positions in the Public Administration.
José Maldonado Ramos (1)(3)	1952	External Director	January 28, 2000	March 13, 2015	Was appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009.
José Luis Palao García-Suelto (4)(5)	1944	Independent Director	February 1, 2011	March 14, 2014	Senior Partner of the Financial Division in Spain of Arthur Andersen, from 1979 until 2002. Independent consultant from 2002 to 2010.
Juan Pi Llorens (2)(4)(6)	1950	Independent Director	July 27, 2011	March 13, 2015	Chairman of the Remuneration Committee since March 31, 2016. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe, Vice President of Technology & Systems Group at IBM Europe and Vice President of the Financial Services Sector at GMU (Growth Markets Units) in China. He was executive President of IBM Spain.
Susana Rodríguez Vidarte (1)(3)(5)	1955	External Director	May 28, 2002	March 14, 2014	Holds a Chair in Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. Member of Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accountants and Auditors Institute) and Doctor in Economic and Business Sciences from Universidad de Deusto.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
James Andrew Stott (4)(5)(6)	1953	Independent Director	March 11, 2016	Not applicable	Chairman of the Risk Committee since March 31, 2016. Chairman of the Innovation Board, Business Innovation Consulting Group from 2011 to 2015. Independent director and member of the Audit Committee of Catenon from 2011 to 2015. Independent director and Chairman of the Risks and Audit Committee of Barclays Bank España from 2011 to 2014. Partner and General Manager, and other senior posts at Oliver Wyman Financial Services from 1994 to 2010.

(*)	Where no date is provided, the position is currently held.
(1)	Member of the Executive Committee.
(2)	Member of the Audit and Compliance Committee.
(3)	Member of the Appointments Committee
(4)	Member of the Remuneration Committee
(5)	Member of the Risk Committee
(6)	Member of the IT and Cybersecurity Committee
(7)	Lead Director

Senior Management

Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History (*)
Francisco González Rodríguez	Group Executive Chairman	Group Executive Chairman of BBVA, since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
Carlos Torres Vila	Chief Executive Officer	Chief Executive Officer of BBVA, since May 2015. Chairman of the IT and Cybersecurity Committee since March 31, 2016. He started at BBVA on September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.
José Manuel González-Páramo Martínez-Murillo	Head of Global Economics, Regulation and Public Affairs.	Executive Director of BBVA since May 29, 2013, and Head of BBVA’s Global Economics, Regulation and Public Affairs. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH since 2013.
Eduardo Arbizu Lostao	Head of Legal and Compliance	Head of Legal department of BBVA, since 2002; Managing Director of Barclays Retail Operations in Continental Europe (France, Spain, Portugal, Italy and Greece) from 1997 to 2002.
Domingo Armengol Calvo	General Secretary	General Secretary of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2005. He has ample experience in the areas of Corporate Governance and Corporate Law.
Juan Asúa Madariaga	Head of Corporate and Investment Banking	Head of Corporate and Investment Banking in BBVA. Head of Spain and Portugal in BBVA from 2007 to 2012. Head of Corporate and Middle cap co. of Spain and Portugal in BBVA from 2006 to 2007.
Donna Lee De Angelis	Head of Talent & Culture	Head of Talent & Culture since May 2015. She has extensive experience in transforming large global organizations such as Publicis Groupe as well as executive management roles in digital companies such as Digitas.
Javier Escobedo	Head of Marketing & Digital Sales	Head of Marketing & Digital Sales since May 2015. Prior to BBVA, he worked for Expedia, responsible for Hotels.com in Latin America. During his career he has held roles in development of renowned brands, such as Procter & Gamble, Microsoft and Univision.
Ricardo Forcano García	Head of Business Development Growth Markets	Head of Business Development Growth Markets since May 2015. Previously, he hold others posts at BBVA such as, Head of New Business Models. Prior to joining BBVA he was Deputy Director of Corporate Strategy of Endesa.
Ricardo Gómez Barredo	Head of Global Accounting and Information Management	Head of Global Accounting and Information Management since 2011. Head of Financial Planning Management Control of BBVA’s Group from 2006 to 2011.
Ricardo Enrique Moreno García	Head of Engineering	Head of Engineering since May 2015. Previously he was country manager of BBVA in Argentina. He has ample experience in the area of Technology and Operations.

Name	Current Position	Present Principal Outside Occupation and Employment History (*)
Eduardo Osuna Osuna	Head of México	Head of México since May 2015 and General Manager of BBVA Bancomer. Previously he was Head of Institutional Banking of BBVA Bancomer. He has ample experience in the area of Banking and Finance.
Teppo Tapio Paavola	Head of New Digital Businesses	Head of New Digital Businesses since May 2015, leading the area responsible for investing and launching new digital businesses, including BBVA Ventures. Before joining BBVA, he was Head of development of global businesses and M&A at PayPal.
Cristina de Parias Halcón	Head of Spain	Head of Spain since March 2014. Head of the Central Area in Spain from 2011 to 2014. She joined BBVA in 1998 and has held positions in digital business development, payment systems, Uno-e and consumer finance from 1998 to 2011.
David Puente Vicente	Head of Business Development Spain	Head of Business Development Spain since May 2015. Previously, he hold others posts at BBVA such as, Head of Business Development Spain and Portugal, and Head of New Business Models. He was strategic consultant at Mckinsey & Company from 1997 to 2002.
Vicente Rodero Rodero	Head of Country Networks	Head of Country Networks since May 2015. Previously, he was Head of Mexico from 2011 to 2015. General Manager for Commercial Banking at BBVA Spain from 2004 to 2007. Regional Manager at BBVA Madrid from 2002 to 2004.
Francisco Javier Rodríguez Soler	Head of Strategy & M&A	Head of Strategy & M&A since May 2015. Prior to this post, he was Head of M&A and Corporate Development of BBVA from 2010 to 2015. Prior to joining BBVA in 2008, he was Head of Strategy and M&A of Endesa.
Jaime Sáenz de Tejada Pulido	Head of Finance	Head of Finance since March 2014. Head of Spain and Portugal from 2012 to 2014. Business Development Manager of Spain and Portugal at BBVA from 2010 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.
José Luis de los Santos Tejero	Head of Internal Audit	Head of Internal Audit since May 2015. From 2002 until 2015, he was Head of Internal Audit of BBVA Group. He has ample experience in the areas of Audit and Banking.
Rafael Salinas Martínez de Lecea	Head of Global Risk Management	Head of Global Risk Management since May 2015. Prior to this post, he was Head of Risk Management at Corporate and Investment Banking with global responsibilities for large corporates’ credit portfolio and markets and counterparty risks.

(*)	Where no date is provided, positions are currently held.

B.	Compensation

The provisions of BBVA’s By-laws that relate to compensation of directors are in accordance with the relevant provisions of Spanish law. Furthermore, BBVA has a remuneration policy for BBVA directors (the “Directors’ Remuneration Policy”) which is aligned with the specific regulations applicable to credit institutions and the best practices on the market.

Directors’ Remuneration Policy

The Directors’ Remuneration Policy for 2015, 2016 and 2017 was approved by the General Shareholders’ Meeting held on March 13, 2015, by a majority of 95.41%. This policy is available at our website (www.bbva.com).

BBVA has defined its Directors’ Remuneration Policy on the basis of the general principles of BBVA Group’s remuneration policy, additionally taking into consideration the necessary compliance with legal requirements applicable to credit institutions and the alignment with best practices on the market, having incorporated elements aimed at reducing exposure to excessive risks and adjusting remuneration to the targets, values and long-term interests of the Bank.

As a result of the approval of the Directors’ Remuneration Policy, the system of variable remuneration for executive directors for 2015 and forthcoming years has been amended and it is now based on a sole incentive assigned annually, yet combining indicators that are assessed annually, with multi-year (long-term) indicators, the combination of which allows effective alignment of the remuneration of executive directors with the long-term interests of BBVA and its stakeholders.

Remuneration for non-executive directors received in 2015

The remuneration paid to the non-executive members of the Board of Directors during 2015 is indicated below in thousands of euros. The figures are given individually for each non-executive director and itemized:

	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	—	71	—	43	102	345
José Miguel Andrés Torrecillas (1)	107	—	119	71	—	—	298
Ramón Bustamante y de la Mora	129	—	—	107	29	—	264
José Antonio Fernández Rivero	129	—	—	214	—	41	383
Ignacio Ferrero Jordi	129	167	—	—	43	—	338
Belén Garijo López	129	—	71	—	—	—	200
Carlos Loring Martínez de Irujo	129	—	71	—	107	—	307
Lourdes Máiz Carro	129	—	48	—	—	—	176
José Maldonado Ramos	129	167	—	—	18	41	354
José Luis Palao García-Suelto	129	—	60	107	—	41	336
Juan Pi Llorens	129	—	—	107	43	—	278
Susana Rodríguez Vidarte	129	167	—	107	—	41	443

Total (2)	1,523	500	440	713	282	265	3,723

(1)	José Miguel Andrés Torrecillas was named director by the General Shareholders’ Meeting held on March 13, 2015.
(2)	These amounts include the changes in the composition of the committees during 2015.

Moreover, in the year ended December 31, 2015, €110 thousand was paid in healthcare and casualty insurance premiums for non-executive directors.

Remuneration for executive directors received in 2015

The remuneration scheme for executive directors is in line with the general model applied to BBVA’s Senior Management. This comprises a fixed remuneration and a variable remuneration, which for 2014 and previous years was further broken down into an ordinary variable remuneration in cash and a variable remuneration in shares based on the management team incentive in shares (hereinafter, the “Annual Variable Remuneration”).

During 2015, executive directors were paid the fixed remuneration corresponding to that year, 50% of 2014 Annual Variable Remuneration and the deferred parts of the variable remuneration from previous years, payment of which vested during the first quarter of 2015 under the settlement and payment system approved by the General Shareholders’ Meeting (the “Settlement and Payment System”), which provides the following:

•	At least 50% of the total Annual Variable Remuneration would be paid in BBVA shares.

•	The payment of 50% of the 2014 Annual Variable Remuneration, in cash and in shares, would be deferred in time, the deferred amount vesting in thirds over the three-year period following its settlement.

•	All the shares vested to the beneficiaries will be subject to a retention period of one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

•	Circumstances have been established in which vesting of the deferred Annual Variable Remuneration payable may be limited or impeded (malus clauses).

•	The deferred parts of the Annual Variable Remuneration would be adjusted for updating their value under the terms established by the Board of Directors.

Pursuant to the above, the remuneration paid to executive directors during 2015 is indicated below in thousands of euros for cash amounts and number of shares for share amounts. The figures are given individually for each executive director and itemized:

	Fixed Remuneration in Cash	2014 Annual Variable Remuneration in Cash (2)	Deferred Variable Remuneration in Cash (3)	Total Cash	2014 Annual Variable Remuneration in BBVA Shares (2)	Deferred Variable Remuneration in BBVA Shares (3)	Total Shares
Group Executive Chairman	1,966	866	1,005	3,837	112,174	152,546	264,720
CEO (1)	1,578	272	240	2,090	35,298	36,199	71,497
José Manuel González-Páramo Martínez-Murillo	800	85	17	902	11,041	1,768	12,809

Total	4,344	1,223	1,262	6,829	158,513	190,513	349,026

(1)	The remuneration paid to the current CEO, who was appointed for said position on May 4, 2015, includes the remuneration vesting as Digital Banking Officer during the period in which he held this position (as fixed and variable remuneration from previous years).
(2)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.
(3)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their respective update cash adjustments, payment or delivery of which was made in 2015, in application of the Settlement and Payment System, as broken down below:

•	Annual Variable Remuneration for 2013— Under this item, the executive directors received the amount corresponding to the first third of the deferred Annual Variable Remuneration for 2013, both in cash and shares: €277,772 and 29,557 BBVA shares for the Group Executive Chairman; €74,591 and 7,937 BBVA shares for the CEO; and €16,615 and 1,768 BBVA shares in the case of the executive director José Manuel González-Páramo, Head of Global Economics, Regulation & Public Affairs (hereinafter “Head of GERPA”).

•	Annual Variable Remuneration for 2012— Under this item, the Group Executive Chairman and the CEO received the amount corresponding to the second third of the deferred Annual Variable Remuneration for 2012, both in cash and shares: €288,003 and 36,163 BBVA shares for the Group Executive Chairman; and €64,680 and 8,122 BBVA shares for the CEO.

•	Annual Variable Remuneration for 2011— Under this item, the Group Executive Chairman and the CEO received the amount corresponding to the third of the deferred Annual Variable Remuneration for 2011, both in cash and shares: €399,417 and 51,826 BBVA shares for the Group Executive Chairman; and €90,986 and 11,806 BBVA shares for the CEO.

•	LTI 2010-2011— In 2015, the Group Executive Chairman and the CEO were paid the third of the deferred shares from the Multi-Year Variable Share Remuneration Program for 2010-2011 (“LTI 2010-2011”). Under this item, the Group Executive Chairman received 35,000 BBVA shares and €40,075, as update adjustments of the value of deferred shares; while the CEO received 8,334 BBVA shares and €9,542, as update.

In application of the Settlement & Payment System described above, during the first quarter of each of the next three years, the executive directors will receive the deferred parts of the Annual Variable Remuneration from 2014, 2013 and 2012, as applicable, subject to the aforementioned conditions.

Likewise, in 2015, executive directors received payment in kind, including insurance premiums, and others, for a total amount of €190 thousand, of which €16 thousand correspond to the Group Executive Chairman; €112 thousand to the CEO; and €62 thousand to the executive director Head of GERPA.

During 2015, the former President & COO, who took early retirement on May 4, 2015, received €596,763 as fixed remuneration; €530,169 and 68,702 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €636,361 and 103,351 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and €19,532 as remuneration in kind, including insurance premiums, and others.

Annual Variable Remuneration for executive directors for year 2015

Following year-end 2015, the Annual Variable Remuneration for executive directors corresponding to that year has been determined applying the conditions established for that purpose at its beginning, as set forth in the Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on March 13, 2015. Consequently, during the first quarter of 2016, executive directors have received 50% of the 2015 Annual Variable Remuneration, in equal parts in cash and in shares, i.e., €897,168 and 135,300 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the CEO (which includes the remuneration as Digital Banking Officer during the first 4 months of the year); and €98,238 and 14,815 BBVA shares for the executive director Head of GERPA.

The payment of the remaining 50%, in cash and in shares, is deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators established by the Board of Directors at the beginning of the year. Based on the result of each multi-year indicator, applying the performance scales assigned and their weightings during the deferred period, the final deferred amount of the Annual Variable Remuneration will be determined. The deferred 2015 Annual Variable Remuneration may be reduced and may even reach zero, but in no event may be increased. To this effect, the maximum amounts that could be received during the first quarter of 2019 corresponding to 2015 deferred Annual Variable Remuneration are: €897,168 and 135,229 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the CEO; and €98,238 and 14,815 BBVA shares for the executive director Head of GERPA; all subject to the settlement and payment conditions established in the Directors’ Remuneration Policy.

The former President & COO will receive during the first quarter of 2016, 50% of the 2015 Annual Variable Remuneration, in cash and in shares, proportionally according to the 4 months in which he held this position, i.e.: €169,130 and 25,506 BBVA shares. The remaining 50% of the 2015 Annual Variable Remuneration, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators on the same terms and conditions as executive directors. This will result, where appropriate, in the following maximum amounts: €169,130 and 25,506 BBVA shares, subject to the settlement and payment conditions established in the Directors’ Remuneration Policy.

Remuneration for Senior Management received in 2015

During 2015, the remuneration paid to the members of the BBVA Senior Management as a whole, excluding the executive directors, is indicated below in thousands of euros for cash amounts and number of shares for shares amounts.

	Fixed Remuneration in Cash	2014 Annual Variable Remuneration in Cash (1)	Deferred Variable Remuneration in Cash (2)	Total Cash	2014 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Total Members of the Senior Management (*)	10,256	2,562	1,692	14,510	285,926	249,639	535,565

(*)	This section includes aggregate information regarding the members of the BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management at December 31, 2015 (17 members).
(1)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.
(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their corresponding adjustments in cash for updating their value , payment or delivery of which was made in 2015 to the members of the Senior Management who had generated this right, as broken down below:

•	Annual Variable Remuneration for 2013— Under this item, the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the first third of deferred Annual Variable Remuneration for 2013: the aggregate amount of €567 thousand and 60,244 BBVA shares.

•	Annual Variable Remuneration for 2012— Under this item, the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the second third of deferred Annual Variable Remuneration for 2012: the aggregate amount of €493 thousand and 61,814 BBVA shares.

•	Annual Variable Remuneration for 2011— Under this item, the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the third of deferred Annual Variable Remuneration for 2011: the aggregate amount of €570 thousand and 74,115 BBVA shares.

•	LTI 2010-2011— In 2015, the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the third of deferred shares from the LTI 2010-2011: the aggregate amount of 53,466 BBVA shares and €61 thousand to update the value of the deferred shares vesting.

During the first quarter of each of the next three years, the Senior Management will receive the amounts that correspond to them under the Settlement and Payment System of the variable remuneration applicable to each, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014, 2013 and 2012) and subject to the conditions the system establishes.

Additionally, in 2015, the Senior Management, excluding executive directors, received remuneration in kind (including insurance premiums and others) for an aggregate amount of €809 thousand.

On the other hand, during 2015, 7 members of the BBVA Group Senior Management who ceased to hold their positions as such during this period received a total amount of: €2,082 thousand as fixed remuneration; €1,596 thousand and 181,256 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €1,432 thousand and 196,539 BBVA shares, as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015 (including the corresponding adjustment for updating their value); and remuneration in kind and others for the aggregate amount of €682 thousand.

System of remuneration in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders’ Meeting held on March 18, 2006 and extended for an additional five-year period through a resolution of the General Shareholders’ Meeting on March 11, 2011. This system has been again extended for an additional five-year period through a new resolution of the General Shareholders’ Meeting held on March 11, 2016 by a majority of 97%.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors, equivalent to 20% of the total cash remuneration received by each of them in the previous year, according to the closing prices of the BBVA share during the sixty trading sessions prior to the dates of the annual general shareholders’ meetings approving the corresponding financial statements for each year.

The shares, where applicable, will be delivered to each beneficiary on the date he or she leaves his/her position as director on any grounds other than serious dereliction of duty.

The number of “theoretical shares” allocated in 2015 to each non-executive director, as beneficiary of the system of remuneration in shares with deferred delivery, corresponding to 20% of the total cash remuneration received by said beneficiaries in 2014, is as follows:

	Theoretical shares allocated in 2015	Theoretical shares accumulated as of December 31, 2015
Tomás Alfaro Drake	7,930	51,089
Ramón Bustamante y de la Mora	7,531	77,043
José Antonio Fernández Rivero	9,400	78,413
Ignacio Ferrero Jordi	8,298	83,000
Belén Garijo López	4,909	12,866
Carlos Loring Martínez de Irujo	7,536	64,843
Lourdes Máiz Carro	2,631	2,631
José Maldonado Ramos	9,296	45,564
José Luis Palao García-Suelto	10,657	40,315
Juan Pi Llorens	6,830	23,195
Susana Rodríguez Vidarte	10,082	64,001

Total	85,100	542,960

Pensions commitments

The commitments undertaken regarding pension benefits for the CEO and the executive director Head of GERPA, pursuant to our By-laws and their respective contracts with the Bank, include a pension system covering retirement, disability and death.

The CEO’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions of the position that he currently holds. The executive director Head of GERPA retains the same pension system he has had since his appointment in 2013, comprising a defined-contributions system of 20% a year on the fixed remuneration received to cover retirement commitments and provisions covering death and disability.

To such end, the provisions recorded as of December 31, 2015 to cover pension commitments undertaken for executive directors stood at €13,123 thousand for the CEO, including both those accumulated as a Group senior executive and those accumulating from his current position as CEO; and €436 thousand for the executive director Head of GERPA; having provisioned €9,856 thousand and €261 thousand for the CEO and for the executive director Head of GERPA, respectively, during 2015, to cover the contingencies recognized in their contracts. In both cases, these amounts include the provisions covering retirement, as well as disability and death.

There are no other pension obligations in the name of other executive directors.

During 2015, the Board of Directors determined the pension rights of the former President & COO pursuant to the contractual conditions agreed at the time, which established that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he would take early retirement with a pension of 75% of his pensionable base pay, which he could receive as a lifelong annuity or as a lump sum, at his own choice. It was established that his pension rights would be a lifelong annuity for a gross annual amount of €1,795 thousand, which will be paid in twelve monthly payments, deducting the tax payable at source.

For these purposes, the provision recorded on the date on which he left the Bank to cover the commitments undertaken with regard to the former President & COO pension scheme stood at €45,209 thousand, of which €26,026 thousand was already charged to the income statements of previous years, while during 2015 a further €19,252 thousand was set aside.

The provisions registered as of December 31, 2015 for pension commitments for members of the Senior Management, excluding executive directors, amounted to €55,666 thousand, of which €6,782 thousand was set aside during 2015. These amounts include the provisions covering retirement commitments and provisions covering death and disability.

Extinction of contractual relationship

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of the executive director Head of GERPA, who is contractually entitled to receive an indemnity equivalent to twice his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the CEO determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice, The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way obliging the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

C.	Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the other specialized Board Committees, namely: the Audit and Compliance Committee; the Appointments Committee; the Remuneration Committee; and Risk Committee.

Additionally, in March 2016, the Board of Directors has created a new IT and Cybersecurity Committee which functions will be determined by the Board in following sessions.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee was comprised of two executive directors and four non-executive directors, as follows:

Position	Name
Chairman	Mr. Francisco González Rodríguez
Members	Mr. Carlos Torres Vila Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte Mr. José Antonio Fernández Rivero Mr. Carlos Loring Martínez de Irujo

According to our Board Regulations, the Executive Committee will be apprised of such business as the Board of Directors resolves to confer on it, in accordance with prevailing legislation, our By-laws or our Board Regulations.

The Executive Committee shall meet on the dates indicated in the annual calendar of scheduled meetings and when the Chairman or acting chairman so decides. During 2015, the Executive Committee met twenty (20) times.

Audit and Compliance Committee

This committee shall perform the duties required under applicable laws, regulations and our By-laws. Essentially, its mission is to assist the Board in overseeing the financial information and the exercise of the Group control duties.

The Board Regulations establish that the Audit and Compliance Committee shall have a minimum of four members, which shall be appointed by the Board taking into account their knowledge and background in accounting, auditing and risk management. In accordance with the Board Regulation, they shall all be independent directors, one of whom shall act as Chairman, also appointed by the Board. See “Item 16.A. Audit Committee Financial Expert”.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Position	Name
Chairman	Mr. José Miguel Andrés Torrecillas
Members	Mr. Tomás Alfaro Drake Mrs. Belén Garijo López Mrs. Lourdes Máiz Carro Mr. Juan Pi Llorens

In 2015, the Board of Directors has approved changes to the functions of the Audit and Compliance Committee in order to adapt them to amendments introduced by the applicable law (especially, Law 22/2015, of 20 July) and to Spanish corporate governance recommendations.

Under the Board Regulations and the charter of the Audit and Compliance Committee, as amended, the scope of its functions is as follows (for purposes of the below, “entity” refers to BBVA):

•	report to the general shareholders’ meeting on questions raised with respect to those matters falling within the Committee’s competence and, in particular, on the result of the audit explaining how it has contributed to the completeness of the financial information and the function performed by the Committee in this process;

•	oversee the efficacy of the internal control of the Company, the internal audit and the risk-management systems in the process of drawing up and reporting the regulatory financial information, including tax risks. Also to discuss with the financial auditor any significant weaknesses in the internal control system detected when the audit is conducted, without undermining its independence. For such purposes, and where appropiate, the Committee may submit recommendations or proposals to the Board of Directors, and the corresponding period for monitoring;

•	oversee the process of drawing up and reporting financial information and submit recommendations or proposals to the Board of Directors aimed at safeguarding its completeness;

•	submit to the Board of Directors proposals on the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as their contractual conditions, and regularly collect information from the external auditor regarding the audit plan and its implementation, as well as preserving the auditor’s independence in the performance of their duties;

•	establish correct relations with the external auditor in order to receive information on any matters that may jeopardize their independence, for examination by the Committee, and any others relating to the process of the financial auditing; as well as those other communications provided for by law and by the auditing regulations. Each year it must unfailingly receive the external auditors’ declaration of their independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and individualized information on additional services provided of any kind and the corresponding fees received by the external auditor or by persons or entities linked to them as provided for under the legislation on financial auditing;

•	each year before the external financial auditor issues their report on the financial statements, to issue a report expressing an opinion on whether the independence of the external financial auditor has been compromised. This report must unfailingly contain the reasoned valuation of the provision of each of the additional services referred to in the previous subsection, considered individually and as a whole, other than the legally-required audit and with respect to the regime of independence or to the standards regulating the audit activity;

•	report, prior to the Board of Directors adopting resolutions, on all those matters established by law, by our By-laws and by the Board Regulations, and in particular on:

•	the financial information that the Company must periodically publish;

•	the creation or acquisition of a holding in special-purpose entities or entities domiciled in countries or territories considered tax havens; and

•	related-party transactions.

•	oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities with competence in these matters are dealt with in due time and in due form;

•	ensure that the codes of ethics and of internal conduct on the securities market, as they apply to Group personnel, comply with regulatory requirements and are adequate;

•	especially to oversee compliance with the provisions applicable to directors contained in the Board Regulations, as well as their compliance with the applicable standards of conduct on the securities markets;

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution; and

•	the Committee shall also monitor the independence of external auditors. This entails the following two duties:

•	avoiding any possibility of the warnings, opinions or recommendations of the auditors being adversely influenced. To this end, ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with current legislation on auditing at all times; and

•	stipulating as incompatible the provision of audit and consulting services unless they are works required by supervisors or whose provision by the auditor is allowed by applicable legislation, and there are not available in the market alternatives as regards content, quality or efficiency of equal value to those which the auditor could provide; in this case approval by the Committee shall be required, but this decision can be delegated in advance to its Chairman. The auditor shall be prohibited from providing prohibited services outside the audit, in compliance with what is set out at all times by audit legislation.

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

The Audit and Compliance Committee meets as often as necessary to comply with its functions, although an annual calendar of meetings will be drawn up in accordance with its duties. During 2015, the Audit and Compliance Committee met eleven (11) times.

Executives heading areas that manage matters within the scope of its competence, especially the accounting, internal audit and compliance departments, may be called to its meetings and, at the request of these executives, other staff from these departments who have particular knowledge or responsibility in the matters contained in the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the secretary shall be present when the results and conclusions of the meeting are assessed.

The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialization or independence.

Likewise, the Committee can call on the personal cooperation and reports of any employee or member of the management team when it considers that this is necessary to carry out its functions in relevant issues.

The committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, amongst other things, regulate its operation.

Appointments Committee

The Appointments Committee is tasked with assisting the Board on issues related to the selection and appointment of Board members and other matters related thereto.

In compliance with the Board Regulations, this committee shall comprise a minimum of three members who must be non-executive directors appointed by the Board of Directors, which will also appoint its Chairman. The Chairman and the majority of its members must be independent directors.

As of the date of this Annual Report, the members of the Appointments Committee were:

Position	Name
Chairman	Mr. Tomás Alfaro Drake
Members	Mr. José Miguel Andrés Torrecillas Mrs. Lourdes Máiz Carro Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

The duties of the Appointments Committee under the Board Regulations are as follows:

•	submit proposals to the Board of Directors on the appointment, reelection or separation of independent directors and report on proposals for the appointment, re-election or separation of the other directors.

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

•	submit proposals to the Board of Directors for policies on the selection and diversity of members of the Board of Directors;

•	establish a target for representation of the underrepresented gender in the Board of Directors and draw up guidelines on how to reach that target;

•	analyze the structure, size and composition of the Board of Directors, at least once a year when carrying out its operational assessment;

•	analyze the suitability of the various members of the Board of Directors;

•	perform an annual review of the status of each director, so that this may be reflected in the annual corporate governance report;

•	report the proposals for the appointment of the Chairman and the Secretary and, where applicable, the Deputy Chairman and the Deputy Secretary;

•	report on the performance of the duties of the Chairman of the Board, for the purposes of the periodic assessment by the Board of Directors, under the terms established herein;

•	examine and organize the succession of the Chairman in conjuntion with the Lead Director and, as applicable, file proposals with the Board of Directors so that the succession takes place in a planned and orderly manner;

•	review the Board of Directors’ policy on the selection and appointment of members of senior management, and file recommendations with the Board when applicable;

•	report on proposals for appointment and separation of senior managers; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution or by applicable legislation.

In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board via the Committee chair, especially with respect to matters related to executive directors and senior managers.

In accordance with our Board Regulations, the Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business.

The chair of the Appointments Committee will convene it as often as necessary to perform its functions. During 2015, the Appointments Committee met seven (7) times.

Remuneration Committee

The Remuneration Committee’s essential function is to assist the Board of Directors in matters relating to the remuneration policy for directors, senior managers and employees whose professional activities have a material impact on the Company’s risk profile. It seeks to ensure that the remuneration policy established by the Company is duly observed.

Under the Board Regulations, the Committee will comprise a minimum of three members who must be non-executive directors appointed by the Board, which will also appoint its Chairman. The Chairman and the majority of its members must be independent directors.

As of the date of this Annual Report, the members of the Remuneration Committee were:

Position	Name
Chairman	Mr. Juan Pi Llorens
Members	Mr. José Antonio Fernández Rivero Mrs. Belén Garijo López Mr. José Luis Palao García-Suelto Mr. James Andrew Stott

In accordance with the Board Regulations, the scope of the functions of the Remuneration Committee is as follows:

•	propose to the Board of Directors, for its submission to the general shareholders’ meeting, the directors’ remuneration policy, with respect to its items, amounts, and parameters for its determination and its vesting. Also to submit the corresponding report, in the terms established by applicable law at any time;

•	determine the extent and amount of the individual remunerations, entitlements and other economic compensations and other contractual conditions for the executive directors, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors;

•	propose the annual report on the remuneration of the Bank’s directors to the Board of Directors each year, which will then be submitted to the annual general shareholders’ meeting, in compliance with the applicable legislation;

•	propose the remuneration policy to the Board of Directors for senior managers and employees whose professional activities have a significant impact on the Company’s risk profile;

•	propose the basic conditions of the senior management contracts to the Board of Directors, and directly supervise the remuneration of the senior managers in charge of risk management and compliance functions within the Company;

•	oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior managers and employees whose professional activities have a significant impact on the Company’s risk profile;

•	verify the information on directors and senior managers remunerations contained in the different corporate documents, including the annual report on directors’ remuneration; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution or by applicable legislation.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board via the Committee chair, especially with respect to matters related to executive directors and senior managers.

Pursuant to our Board Regulations, the Committee may request the attendance at its meetings of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business.

The Chairman of the Remuneration Committee will convene it as often as necessary to comply with its functions. During 2015, the Remuneration Committee met seven (7) times.

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

As of the date of this Annual Report, the members of the Risk Committee were:

Position	Name
Chairman	Mr. James Andrew Stott
Members	Mr. José Miguel Andrés Torrecillas Mr. Carlos Loring Martínez de Irujo Mr. José Luis Palao García-Suelto Mrs. Susana Rodríguez Vidarte

Under the Board Regulations, it has the following duties:

•	analyze and assess proposals related to the Group’s risk management, control and strategy. In particular, these will identify:

•	the Group’s risk appetite; and

•	establish the level of risk considered acceptable according to the risk profile and capital at risk, broken down by the Group’s businesses and areas of activity;

•	analyze and assess the control and management policies for the Group’s different risks and information and internal control systems;

•	the measures established to mitigate the impact of the risks identified, should they materialize;

•	monitor the performance of the Group’s risks and their fit with the strategies and policies defined and the Group’s risk appetite;

•	analyze, prior to submitting them to the Board of Directors or the Executive Committee, those risk transactions that must be put to its consideration;

•	review whether the prices of assets and liabilities offered to customers take fully into account the Bank’s business model and risk strategy and, if not, present a remedy plan to the Board of Directors;

•	participate in the process of establishing the remuneration policy, checking that it is consistent with sound and effective risk management and does not encourage risk-taking that exceeds the level of tolerated risk of the Company;

•	check that the Company and its Group has the means, systems, structures and resources in line with best practices that enable it to implement its risk-management strategy, ensuring that the entity’s risk management mechanisms are matched to its strategy; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation.

Pursuant to our Board Regulations, the Committee may request the attendance of the Group Risks Officer at its meetings, and also of other executives heading different risks areas or the persons who, within the Group organisation, have missions related to its functions. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business.

The committee meets as often as necessary to comply with its duties, usually once a week. In 2015, it held forty-five (45) meetings.

The committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, amongst other things, regulate its operation.

IT and Cybersecurity Committee

To optimize performance of its duties, in accordance with the Board Regulations, the Board of Directors may set up the committees it deems necessary to assist it on matters within the scope of its powers. Pursuant to the Board Regulations, the Board of Directors, in its meeting held on March 31, 2016, resolved to create a new committee on IT and Cybersecurity.

As of the date of this Annual Report, the IT and Cybersecurity Committee’s essential functions are still outstanding to be determined by the Board of Directors, although it was expected that they will be shortly determined by the Board of Directors.

As of the date of this Annual Report, the members of the IT and Cybersecurity Committee were:

Position	Name
Chairman	Mr. Carlos Torres Vila
Members	Mr. Tomás Alfaro Drake Mr. Sunir Kumar Kapoor Mr. Juan Pi Llorens Mr. James Andrew Stott

D.	Employees

As of December 31, 2015, we, through our various subsidiaries, had 137,968 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total

Spain	23,975	22	8,906	32,903
United Kingdom	161	—	—	161
France	84	—	—	84
Italy	55	—	23	78
Germany	46	—	—	46
Switzerland	—	125	—	125
Portugal	—	522	—	522
Belgium	32	—	—	32
Holland	—	246	—	246
Russia	3	72	—	75
Romania	—	1,187	—	1,187
Ireland	—	4	—	4
Luxembourg	—	—	3	3
Turkey	8	22,178	—	22,186

Total Europe	24,364	24,356	8,932	57,652

United States	149	11,004	—	11,153

Argentina	—	5,974	—	5,974
Brazil	2	—	7	9
Colombia	—	7,257	—	7,257
Venezuela	—	5,233	—	5,233
Mexico	—	38,499	—	38,499
Uruguay	—	632	—	632
Paraguay	—	482	—	482
Bolivia	—	—	331	331
Chile	—	4,672	—	4,672
Cuba	1	—	—	1
Peru	—	5,857	—	5,857

Total Latin America	3	68,606	338	68,947

Hong Kong	128	—	—	128
Japan	10	—	—	10
China	16	—	14	30
Singapore	10	—	—	10
India	2	—	—	2
South Korea	22	—	—	22
United Arab Emirates	3	—	—	3
Taiwan	7	—	—	7
Indonesia	2	—	—	2

Total Asia	200	—	14	214

Australia	2	—	—	2

Total Oceania	2	—	—	2

Total	24,718	103,966	9,284	137,968

As of December 31, 2014, we, through our various subsidiaries, had 108,770 employees. Approximately 87% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total

Spain	25,049	18	3,553	28,620
United Kingdom	163	—	—	163
France	80	—	—	80
Italy	53	—	26	79
Germany	47	—	—	47
Switzerland	—	131	—	131
Portugal	—	688	—	688
Belgium	34	—	—	34
Russia	3	—	—	3
Ireland	—	5	—	5
Luxembourg	—	—	3	3
Turkey	16	—	—	16

Total Europe	25,445	842	3,582	29,869

United States	154	10,790	—	10,944

Argentina	—	5,655	—	5,655
Brazil	2	—	5	7
Colombia	—	6,678	—	6,678
Venezuela	—	5,363	—	5,363
Mexico	—	38,107	—	38,107
Uruguay	—	639	—	639
Paraguay	—	481	—	481
Bolivia	—	—	291	—
Chile	—	4,567	—	4,567
Cuba	1	—	—	1
Peru	—	5,958	—	5,958

Total Latin America	3	67,448	296	67,747

Hong Kong	128	—	—	128
Japan	10	—	—	10
China	14	—	14	28
Singapore	9	—	—	9
India	3	—	—	3
South Korea	19	—	—	19
United Arab Emirates	2	—	—	2
Taiwan	7	—	—	7
Indonesia	1	—	—	1

Total Asia	193	—	14	207

Australia	3	—	—	3

Total Oceania	3	—	—	3

Total	25,798	79,080	3,892	108,770

As of December 31, 2013, we, through our various affiliates, had 109,305 employees. Approximately 86% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total

Spain	26,953	46	3,377	30,376
United Kingdom	169	—	—	169
France	89	—	—	89
Italy	52	—	32	84
Germany	38	—	—	38
Switzerland	—	136	—	136
Portugal	—	831	—	831
Belgium	31	—	—	31
Russia	2	—	—	2
Ireland	—	5	—	5
Luxembourg	3	—	—	3
Turkey	18	—	—	18

Total Europe	27,355	1,018	3,409	31,782

United States	163	11,129	—	11,292

Argentina	—	5,426	—	5,426
Brazil	3	—	5	8
Colombia	—	6,019	—	6,019
Venezuela	—	5,326	—	5,326
Mexico	—	37,519	—	37,519
Uruguay	—	587	—	587
Paraguay	—	488	—	488
Bolivia	—	—	250	250
Chile	—	4,567	—	4,567
Cuba	1	—	—	1
Peru	—	5,819	—	5,819

Total Latin America	4	65,751	255	66,010

Hong Kong	142	—	—	142
Japan	9	—	—	9
China	9	—	18	27
Singapore	9	—	—	9
India	4	—	—	4
South Korea	19	—	—	19
United Arab Emirates	1	—	—	1
Taiwan	7	—	—	7

Total Asia	200	—	18	218

Australia	3	—	—	3
Total Oceania	3	—	—	3

Total	27,725	77,898	3,682	109,305

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. On March 14, 2012, the XXII collective bargain agreement was signed. This agreement became effective on January 1, 2011 and though it was set to expire on December 31, 2014, it will remain effective until a new agreement is reached. As of the date of this Annual Report the negotiation process with the workers’ representatives is ongoing.

As of December 31, 2015, 2014 and 2013, we had 1,507, 869 and 1,014 temporary employees in our Spanish offices, respectively.

E.	Share Ownership

As of April 1, 2016, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Francisco González Rodríguez	2,160,587	1,639,172	3,799,759	0.060
Carlos Torres Vila	167,733	—	167,733	0.003
Tomás Alfaro Drake	16,597	—	16,597	0.000
José Miguel Andrés Torrecillas	10,252	—	10,252	0.000
José Antonio Fernández Rivero	71,796	—	71,796	0.001
Belén Garijo López	—	—	—	—
José Manuel González-Páramo Martínez-Murillo	50,119	—	50,119	0.001
Sunir Kumar Kapoor	—	—	—	—
Carlos Loring Martínez de Irujo	56,219	—	56,219	0.001
Lourdes Máiz Carro	—	—	—	—
José Maldonado Ramos	37,937	—	37,937	0.001
José Luis Palao García-Suelto	10,536	—	10,536	0.000
Juan Pi Llorens	—	—	—	—
Susana Rodríguez Vidarte	25,432	951	26,383	0.000
James Andrew Stott	—	—	—	0.000

TOTAL	2,607,208	1,640,123	4,247,331	0.067

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of April 1, 2016 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Eduardo Arbizu Lostao	259,899	—	259,899	0.004
Domingo Armengol Calvo	92,799	—	92,799	0.001
Juan Asúa Madariaga	368,041	31,790	399,831	0.006
Donna Lee De Angelis	17,457	—	17,457	0.000
Javier Escobedo	23,481	—	23,481	0.000
Ricardo Forcano García	25,086	—	25,086	0.000
Ricardo Gómez Barredo	54,965	—	54,965	0.001
Ricardo Enrique Moreno García	228,912	—	228,912	0.004
Eduardo Osuna Osuna	21,268	17,331	38,599	0.001
Teppo Tapio Paavola	13,500	-	13,500	0.000
Cristina de Parias Halcón	127,949	—	127,949	0.002
David Puente Vicente	38,490	—	38,490	0.001
Vicente Rodero Rodero	78,117	—	78,117	0.001
Francisco Javier Rodríguez Soler	63,584	—	63,584	0.001
Jaime Sáenz de Tejada Pulido	257,936	—	257,936	0.004
Rafael Salinas Martínez de Lecea	136,946	17,178	154,124	0.002
José Luis de los Santos Tejero	178,534	22,786	201,320	0.003

TOTAL	1,986,964	89,085	2,076,049	0.033

As of April 1, 2016 a total of 21,386 employees (excluding the members of the Management Committee and executive directors) owned 60,860,204 shares, which represents 0.96% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2016, no person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of March 31, 2016, there were 942,343 registered holders of BBVA’s shares, with an aggregate of 6,366,680,118 shares, of which 597 shareholders with registered addresses in the United States held a total of 1,140,729,306 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B.	Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2015, 2014 and 2013, the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €200, €235 and €141 thousand, respectively. As of December 31, 2015, 2014 and 2013 the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €200 thousand, €235 thousand and €141 thousand, respectively. As of December 31, 2015, 2014 and 2013 the amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €6,641 thousand, €4,614 thousand and €6,076 thousand, respectively.

As of December 31, 2015 the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000, and as of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors. As of December 31, 2013 the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €6,939 thousand. As of December 31, 2015 and 2014 the amount availed against the loans to parties related to members of the Senior Management amounted to €113 thousand and €291 thousand, respectively. As of December 31, 2013 there were no loans to parties related to members of the Senior Management

As of December 31, 2015, 2014 and 2013 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2015, 2014 and 2013 no guarantees had been granted to any member of the Senior Management.

As of December 31, 2015, 2014 and 2013 the amount availed against loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €1,679 thousand, €419 thousand and €5,192 thousand, respectively.

Related Party Transactions in the Ordinary Course of Business

Loans extended to related parties (including guarantees) were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

BBVA subsidiaries engage, on a regular and routine basis, in a number of customary transactions with other BBVA subsidiaries, including:

•	overnight call deposits;

•	time deposits;

•	foreign exchange purchases and sales;

•	derivative transactions, such as forward purchases and sales;

•	money market fund transfers;

•	letters of credit for imports and exports;

•	financial guarantees

•	service level agreements;

and other similar transactions within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, to associates and to family members of all the above and to other BBVA non-banking subsidiaries or affiliates. All these transactions have been made:

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

A.	Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2011 to 2015. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim				Third Interim		Final				Total
	€	$	€		$		€	$	€		$		€	$
2011	€0.100	$0.130		(*)		(*)	€0.100	$0.130		(*)		(*)	€0.200	$0.259
2012	€0.100	$0.132		(*)		(*)	€0.100	$0.132		(*)		(*)	€0.200	$0.264
2013	€0.100	$0.138		(*)		(*)	—	—		(*)		(*)	€0.100	$0.138
2014	€0.080	$0.097		(*)		(*)	(*)	(*)		(*)		(*)	€0.080	$0.097
2015	€0.080	$0.087		(*)		(*)	€0.080	$0.087		(*)		(*)	€0.160	€0.174

(*)	In execution of the 2011, 2012, 2013, 2014, 2015 and 2016 “Dividend Option” schemes described under “Item 4. Information on the Company—Business Overview —Supervision and Regulation—Dividends” approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

We have paid annual dividends to our shareholders since the date we were founded. The cash dividend for a year is proposed by the Board of Directors to be approved by the annual general shareholders’ meeting following the end of the year to which it relates and includes any interim dividend that may be passed by the Board of Directors during that period. The scrip dividends are proposed for approval of our shareholders in the annual general shareholders’ meeting, for being implemented during a period of one year from their approval. Interim and final dividends are payable to holders of record on the record date for the dividend payment date. Unclaimed cash dividends revert to BBVA five years after declaration. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.

While we expect to declare and pay dividends (in cash or scrip) on our shares in the future, the payment of dividends will depend upon our earnings, financial condition, governmental regulations and policies or possible recommendations or restrictions on dividend payouts that may be adopted by domestic or European regulatory bodies or authorities and other factors.

As described under “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Dividends”, the annual shareholders’ general meeting held on March 11, 2016 passed four resolutions adopting four different capital increases to be charged to voluntary reserves for the implementation during the following year of a new scrip dividend scheme called “Dividend Option” on similar terms to those implemented since 2011. Accordingly, the “Dividend Option” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued ordinary shares of the Bank, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.

BBVA may not pay dividends except out of its annual results and its unrestricted reserves available for the payment of dividends, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2015, BBVA had approximately €10 billion of reserves in excess of applicable capital and reserve requirements.

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

No significant change has occurred since the date of the Consolidated Financial Statements other than those mentioned in this Annual Report or our Consolidated Financial Statements.

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

As of December 31, 2015, State Street Bank and Trust Co., The Bank of New York Mellon, SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 13.48%, 7.11% and 4.19% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System:

	Euro per Share
	High	Low
Fiscal year ended December 31, 2011
Annual	9.43	5.14
Fiscal year ended December 31, 2012
Annual	7.30	4.43
Fiscal year ended December 31, 2013
Annual	9.33	6.24
Fiscal year ended December 31, 2014
Annual	9.93	7.72
First Quarter	9.93	8.56
Second Quarter	9.92	8.72
Third Quarter	9.77	8.64
Fourth Quarter	9.59	7.72
Fiscal year ended December 31, 2015
Annual	9.73	6.71
First Quarter	9.56	7.32
Second Quarter	9.73	8.79
Third Quarter	9.40	7.33
Fourth Quarter	8.19	6.71
Month ended October 31, 2015	8.19	7.51
Month ended November 30, 2015	7.94	7.54
Month ended December 31, 2015	7.86	6.71
Fiscal year ended December 31, 2016
Month ended January 31, 2016	6.64	5.61
Month ended February 29, 2016	5.90	5.24
Month ended March 31, 2016	6.55	5.84

From January 1, 2015 through December 31, 2015 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.000% and 0.602%, calculated on a daily basis. As of April, 2016, the percentage of outstanding shares held by BBVA and its affiliates was 0.617%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low
Fiscal year ended December 31, 2011
Annual	12.95	7.32
Fiscal year ended December 31, 2012
Annual	9.72	5.34
Fiscal year ended December 31, 2013
Annual	12.78	8.22
Fiscal year ended December 31, 2014
Annual	13.54	9.39
First Quarter	13.48	11.39
Second Quarter	13.54	12.00
Third Quarter	13.17	11.52
Fourth Quarter	12.01	9.39
Fiscal year ended December 31, 2015
Annual	10.65	7.33
First Quarter	10.36	8.44
Second Quarter	10.65	9.76
Third Quarter	10.34	8.20
Fourth Quarter	9.16	7.33
Month ended October 31, 2015	9.16	8.40
Month ended November 30, 2015	8.72	8.10
Month ended December 31, 2015	8.37	7.33
Fiscal year ended December 31, 2016
Month ended January 31, 2016	7.23	6.20
Month ended February 29, 2016	6.58	5.97
Month ended March 31, 2016	7.32	6.52

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2015, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearing and Settlement System

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time–the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)–took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime then stated in article 44 bis of the Spanish Securities Market Act (Law 24/1988).

Notwithstanding the above, rules concerning the book-entry settlement systems enacted before this date by SCLV and the Bank of Spain, as former manager of CADE, continued in force, but any reference to the SCLV or CADE was deemed to be substituted by Iberclear.

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

Laws 32/2011 and 11/2015 amended the Spanish Securities Market Act and Royal Decree 878/2015 replaced Royal Decree 116/1992 from February 3, 2016, introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions so as to allow post-trading Spanish systems to integrate into the TARGET2 System (TARGET2), which is scheduled to be fully implemented in February 2017. The project to reform Spain’s clearing, settlement and registry system and connect it to the TARGET2 System (the “Reform”) has introduced significant changes that affect all classes of securities and all post-trade activities.

The Reform will be implemented in two phases:

(1)	The first phase is currently scheduled to take place during the first half of 2016 (from April 27, 2016 onwards) and will involve setting up a new system for equities that fulfills all changes envisaged in the Reform, including the introduction of a central counterparty clearing agency (to be performed by, among others, BME Clearing, S.A.U.) in post-trade activities, whose design must be compatible with the TARGET2 System (including with respect to messages, accounts structure, definition of operations, etc.). Accordingly, the SCLV (Servicio de Compensación y Liquidación de Valores) platform will be discontinued.

The T+3 settlement cycle for trades executed in trading venues, applicable mainly to equities, is expected to be reduced to T+2 at some point in 2016, once the Reform is fully implemented, in line with the European Regulation 909/2014, of July 23, on improving securities settlement in the European Union and on Central Securities Depositories.

The CADE platform will continue to operate unchanged and cash settlements in the new system will continue to be made through the TARGET2-Bank of Spain cash accounts.

(2)	The second phase will be implemented once Iberclear is connected to the TARGET2 System, scheduled for the first quarter of 2017. At that time, fixed-income securities will be transferred to the new system, and CADE will be discontinued.

Equities will also be settled in accordance with the procedures and time periods of the TARGET2 System, so that the interim settlement procedure followed in the first phase will be discontinued.

The second phase will entail unifying the registry and settlement approach for both equities and fixed-income securities.

As of the date of this Annual Report, the amendments to Iberclear’s Rulebook (which current wording was set forth by Ministerial Orders ECO/689/2003, EHH/2054/2010 and ECC/680/2013) reflecting the Reform have been officially published in the Official Gazette and each Spanish Stock Exchange has approved its respective new rulebook.

The following paragraphs exclusively address issues relating to the securities settlement system managed by Iberclear before the Reform is implemented for securities listed on the Spanish Stock Exchanges (the “SCLV system”).

Under Law 41/1999 and Royal Decree 878/2015 (which replaced Royal Decree 116/1992 on February 3, 2015), transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear and its participants (each an entidad participante), through the SCLV system. Only Iberclear participants to this SCLV system are entitled to use it, with participation restricted to authorized members of the Spanish Stock Exchanges (for whom participation was compulsory until March 2007), the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish Stock Exchanges, banks, savings banks and foreign clearing and settlement systems. BBVA is currently a participant in Iberclear. Iberclear and its participants are responsible for maintaining records of purchases and sales under the book-entry system. In order to be listed, shares of Spanish companies must be held in book-entry form. Iberclear, maintains a “two-step” book-entry registry reflecting the number of shares held by each of its participants as well as the amount of such shares held on behalf of beneficial owners. Each participant, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the participant appearing in the records of Iberclear as holding the relevant shares in its own name, or

•	the investor appearing in the records of the participant as holding the shares.

Ministerial Order ECC/680/2013 imposes on members of the Spanish Stock Exchanges who do not want to hold Iberclear membership, the need to appoint an Iberclear participant who will be responsible for the clearing and settlement of their trades.

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

According to the Securities Market Act brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of our shares from the depositary to a holder of ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of a member of a Spanish Stock Exchange. The deposit agreement provides that holders depositing our shares with the depositary in exchange for ADSs or withdrawing our shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the depositary.

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

On February 14, 1992, Royal Decree No. 116/92 established the clearance and settlement system and the book-entry system, and required that all companies listed on a Spanish Stock Exchange adopt the book-entry system. On February 3, 2016 Royal Decree 878/2015 came into force and replaced Royal Decree 116/1992.

On April 12, 2007, the Spanish Congress approved Law 6/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Regarding the transparency of listed companies, Law 6/2007 amended the reporting requirements and the disclosure regime, and established changes in the supervision system. On the takeover bids side, Law 6/2007 has established the cases in which a company must launch a takeover bid and the ownership thresholds at which a takeover bid must be launched. It also regulates conduct rules for the board of directors of target companies and the squeeze-out and sell-out when a 90% of the share capital is held after a takeover bid. Additionally, Law 6/2007 was further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities, which was subsequently amended (see “—Trading by the Bank and its Affiliates in the Shares”).

On December 19, 2007, the Spanish Congress approved Law 47/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. Further MiFID implementation was introduced by Royal Decree 217/2008.

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

Royal Legislative Decree 4/2015, of October 23, approved the reinstated text of the Securities Markets Act.

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

Reporting Requirements

Royal Decree 1362/2007 requires that any person or entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% and 90% of the capital stock of a company listed on a Spanish Stock Exchange must, within four stock exchange business days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.

In addition, any company listed on a Spanish Stock Exchange must report on a non-public basis to the CNMV, within four Stock Exchange business days, any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance retained. Members of the board of directors must report the ratio of voting rights held at the time of their appointment as members of the board, when they are ceased as members, and each time they transfer or acquire share capital of a company listed on the Spanish Stock Exchanges, regardless of the size of the transaction. Additionally, since we are a credit entity, any individual or company who intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information—Exchange Controls—Restrictions on Acquisitions of Shares”.

Royal Decree 1362/2007 also establishes reporting requirements in connection with any entity acting from a tax haven or a country where no securities regulatory commission exists, in which case the threshold of three percent is reduced to one percent.

Royal Decree 1362/2007 has been amended in 2015 in order to, among other matters, include some changes to the reporting requirements applicable to major shareholdings. In particular, cash settled instruments creating long positions on underlying listed shares shall be disclosed if the specified shareholding threshold is reached or exceeded; cash holdings and holdings as a result of financial instruments shall be aggregated for disclosure purposes and a disclosure exemption for shareholding positions held by financial entities in their trading books will be available).

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

Ministerial Order EHA/1421/2009 developed the requirements set forth in the Securities Market Act on the publication of significant information. In this respect, the principles to be followed and conditions to be met by entities when they publish and report significant information are set forth, along with the content requirements, including when significant information is connected with accounting, financial or operational projections, forecasts or estimates. The reporting entity must designate at least one interlocutor whom the CNMV may consult or from whom it may request information relating to dissemination of the significant information. Lastly, some of the circumstances in which it is considered that an entity is failing to comply with the duty to publish and report significant information are described. These include, among others, cases in which significant information is disseminated at meetings with investors or shareholders or at presentations to analysts or to media professionals, but is not communicated, at the same time, to the CNMV.

Ministerial Order EHA/1421/2009 was modified by ministerial Order ECC/461/2013 which imposed on securities issuers the duty of publishing notices of significant information through their websites.

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

See “Item 9. The Offer and Listing”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Spanish law and BBVA’s By-laws are the main sources of regulation affecting the Company. All rights and obligations of BBVA’s shareholders are contained in BBVA’s By-laws and in Spanish law. Pursuant to Royal Decree 84/2015, February 13, implementing Law 10/2014, June 26, on the organization, supervision and solvency of financial institutions, certain amendments of the By-laws of a bank are subject to the prior authorization of the Bank of Spain.

Registry and Company’s Objects and Purposes

BBVA is registered with the Commercial Registry of Vizcaya (Spain). Its registration number at the Commercial Registry of Vizcaya is volume 2,083, Company section folio 1, sheet BI-17-1, 1st entry. Its corporate purpose is to engage in all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it that are permitted or not prohibited by prevailing provisions and ancillary activities. Its corporate purpose also includes the acquisition, holding, utilization and divestment of securities, public offerings to buy and sell securities, and any kind of holdings in any company or enterprise. BBVA’s corporate purposes are contained in Article 3 of BBVA’s By-laws.

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our By-laws. Also, our Board Regulations govern the internal procedures and the operation of the Board of Directors and its committees and directors’ rights and duties as described in their charter. The referred Board Regulations limit a director’s right to vote on a proposal, arrangement or contract in which the director is materially interested and require retirement of directors at a certain age. Likewise, no number of shares is required for directors’ qualification. In addition, the Board Regulations contain a series of ethical standards. See “Item 6. Directors, Senior Management and Employees”.

Certain Provisions Regarding Privileged Shares

Our By-laws authorize us to issue ordinary, non-voting, redeemable and privileged shares. As of the date of the filing of this Annual Report, we have no non-voting, redeemable or privileged shares outstanding.

The Company may issue shares that confer some privilege over ordinary shares under the legally established terms and conditions, complying with the formalities prescribed for amending our By-laws.

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

Holders of non-voting shares, if issued, are entitled to receive a minimum fixed or variable annual dividend, as resolved by the General Meeting and/or the Board of Directors at the time of deciding to issue the shares. The right of non-voting shares to accumulate unpaid dividends whenever funds to pay dividends are not available, any preemptive subscription rights associated with non-voting shares, and the ability of holders of non-voting shares to recover voting rights also must be established at the time of deciding to issue the shares. Once the minimum dividend has been agreed upon, holders of non-voting shares will be entitled to the same dividend as holders of ordinary shares.

Certain Provisions Regarding Shareholders Rights

As of the date of the filing of this Annual Report, our capital is comprised of one class of ordinary shares, all of which have the same rights.

Once the perquisites established by law or in our By-laws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. Shareholders will participate in the distribution of earnings in proportion to their capital paid-up. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their capital paid-up in any distribution of net assets resulting from our liquidation. For more information regarding dividends see “Item 4. Information on the Company – Business Overview – Supervision and Regulation – Dividends”.

Each voting share will confer the right to one vote on the holder present or represented at the General Meeting. However, unpaid shares with respect to which a shareholder is in default of the resolutions of the Board of Directors relating to their payment will not be entitled to vote. Our By-laws contain no provisions regarding cumulative voting.

Our By-laws do not contain any provisions relating to sinking funds or potential liability of shareholders to further capital calls by us.

Our By-laws do not establish that special quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the By-laws that complies with the requirements explained below under “—Shareholders’ Meetings”, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment.

Shareholders’ Meetings

The Annual General Shareholders’ Meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding General Meetings. These establish the possibility of exercising or delegating votes over remote communication media.

General shareholders’ meetings may be annual or extraordinary. The annual general shareholders’ meeting is held within the first six months of each year. It will give approval, among other things and where forthcoming, to the corporate management the financial statements for the previous year and resolve as to the allocation of profits or losses. Extraordinary general shareholders’ meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of general shareholders’ meetings.
General shareholders’ meetings will be called at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily call them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company By-laws, or upon the request of one or several shareholders representing at least three percent of our share capital.

Our General Shareholders’ Meeting Regulations establish that annual and extraordinary general shareholders’ meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (“BORME”) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (the Spanish securities commission) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The Company’s general shareholders’ meetings may be attended by anyone owning the minimum number of shares established in our By-laws (500), provided that their holding is registered in the corresponding accounting records at least five days before the Meeting is scheduled and that they conserve at least that same number of shares until the Meeting is held. Holders of fewer shares may group together until they make up at least that number, appointing a representative.

General shareholders’ meetings will be validly constituted at first summons with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting at second summons. In either case, resolutions will be agreed by the simple majority of the votes. However, a general shareholders’ meeting will only be validly held with the presence of 50% of our voting capital at first summons or of 25% of the voting capital at second summons, in the case of resolutions concerning the following matters:

•	debt issuances;

•	share capital increases or decreases;

•	the exclusion or limitation of the pre-emptive subscription rights over new shares;

•	transformation, merger of BBVA or spin-off and global assignment of assets and liabilities;

•	the off-shoring of domicile, and

•	any other amendment to the By-laws.

In these cases, resolutions may only be approved by the vote of the absolute majority of the shares if at least 50% of the voting capital is present or represented at the general shareholders’ meeting. If the voting capital present or represented at the meeting at second summons is less than 50% (but over 25%), then resolutions may only be adopted by two-thirds of the shares present or represented.

Additionally, our By-laws state that, in order to adopt resolutions on replacing the corporate purpose, the transformation, total spin-off, the winding up of BBVA and amending that paragraph of the relevant article of our By-laws, two-thirds of the subscribed voting capital must attend the general shareholders’ meeting at first summons, or 60% of that capital at second summons.

Restrictions on the Ownership of Shares

Our By-laws do not provide for any restrictions on the ownership of our ordinary shares. Spanish law, however, provides for certain restrictions which are described below under “—Exchange Controls—Restrictions on Acquisitions of Shares”.

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

Share Purchase Agreement in Connection with Garanti

On November 19, 2014, we entered into agreements for the acquisition from Doğuş Holding A.Ş. and Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, respectively, of 62,538,000,000 shares of Garanti in the aggregate amounting to approximately 14.89% of the total issued share capital of Garanti (the “Acquisition”). Following the completion of the Acquisition on July 27, 2015 (after obtaining all necessary regulatory consents), we and Doğuş hold 39.90% and 10.0% of the share capital of Garanti, respectively. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2015—Acquisition of an additional 14.89% of Garanti” for additional information.

Shareholders’ Agreement in Connection with Garanti

On November 1, 2010, in connection with the acquisition of our initial stake in Garanti, we entered into a shareholders’ agreement with Doğuş (the “original SHA”).

On November 19, 2014, we and Doğuş entered into an agreement that amended and restated the original SHA and which came into force upon completion of the Acquisition (the “amended and restated SHA”). See “—Share Purchase agreement in Connection with Garanti” above. While the amended and restated SHA allows BBVA to appoint the Chairman of Garanti’s board of directors, the majority of its members and Garanti’s CEO, it also provides for a list of reserved matters which shall be implemented or approved (either at a meeting of the shareholders or of the board) with each party’s consent. For example, for so long as Doğuş owns shares representing over 9.95% of the share capital of Garanti, Doğuş’ consent shall be necessary to approve any decisions in connection with the disposal or discontinuance of, or material changes to, any line of business or business entity within the Garanti group that has a value in excess of 25% of the Garanti group’s total net assets, in one financial year. In addition, the amended and restated SHA provides for rights of first offer, tag-along rights and a lock-up period in respect of Garanti shares owned by Doğuş which will end on the third anniversary of the completion date. Moreover, the parties will seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they hold a certain stake in Garanti.

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

Restrictions on Acquisitions of Shares

Pursuant to Spanish Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions, any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 16 of the aforementioned Law 10/2014) or to directly or indirectly increase its holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or exceed 20%, 30% or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

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

Regarding the transparency of listed companies, Law 6/2007 amended the Securities Markets Act on takeover bids and transparency requirements for issuers. The transparency requirements have been further developed by Royal Decree 1362/2007 developing the Securities Markets Act on transparency requirement for issuers of listed securities, specifically information on significant stakes, reducing the communication threshold to 3%, and extending the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights. For more information see “Item 9. The Offer and Listing—Offer and Listing Details — Reporting Requirements”.

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

Taxation of Dividends

Under Spanish law, cash dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source at a 20.0% tax rate from January 1, 2015 until July 12, 2015, at a 19.5% tax rate from July 12, 2015 until December 31, 2015, and at a 19.0% tax rate for 2016. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying a withholding tax rate of 20.0%/19.5% for 2015, and 19.0% for 2016), transferring the resulting net amount to the depositary.

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

Scrip Dividend

As described under “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Dividends—Scrip Dividend”, the BBVA annual shareholders’ general meeting held on March 11, 2016, passed four resolutions adopting four different capital increases to be charged to voluntary reserves for the implementation of the “Dividend Option” scheme during the following year. This remuneration scheme offers the shareholders the possibility of electing how they would like to receive their remuneration: in cash or in newly issued ordinary shares.

Pursuant to the terms of the “Dividend Option” program, upon its implementation, the shareholders will receive one right of free allocation for each share of BBVA that they hold as of a given record date. These rights will be tradable on the Spanish Stock Exchanges for a minimum period of 15 natural days. BBVA will undertake to purchase the rights of free allocation tendered by the shareholders to it during a certain period of time at a fixed price, subject to the conditions that may be imposed each time the “Dividend Option” program is implemented. This fixed price will be the result of dividing the Reference Price (as defined below) by the number of rights necessary to receive one new share plus one. At the end of the tradable period of the rights of free allocation, the rights not validly tendered to BBVA will be automatically converted into newly-issued ordinary shares of the Company. The number of rights necessary for the allocation of one new share and the total number of ordinary shares to be issued by BBVA will depend, amongst other factors, on the arithmetic mean of the weighted average prices of BBVA’s shares on the Spanish Stock Exchanges over the five trading sessions immediately prior to the Board of Directors’ resolution concerning the execution of the relevant capital increase to be charged to voluntary reserves (the “Reference Price”).

Consequently, when each of the capital increases implementing the “Dividend Option” scheme is executed, the shareholders of BBVA will have the option to freely choose among:

a)	Not transferring their rights of free allocation. In this case, at the end of the trading period, the shareholders will receive the number of newly issued ordinary shares to which they are entitled. For tax purposes, the vesting of free-of-charge shares does not comprise income for the purposes of the Spanish Non-Residents’ Income Tax, whether or not non-residents act through a permanent establishment in Spain.

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

For purposes of the Spanish Non-Residents’ Income Tax, when the transaction is carried out without a permanent establishment, the amount obtained from the transfer of the rights of free allocation on the market will be subject to the same tax treatment as pre-emptive subscription rights. Accordingly, for tax purposes, the amount obtained from the transfer of the rights of free allocation is subtracted from the acquisition value of the shares from which these rights originate, pursuant to article 37.1.a) of Law 35/2006, of November 28, on Personal Income Tax (Ley del Impuesto sobre la Renta de las Personas Físicas), which partially amends the Acts on Corporate Income Tax, Non-Residents’ Income Tax and Wealth Tax. From January 1, 2017, the amount obtained from the transfer of the rights of free allocation on the market will be considered a capital gain for the transferor in the tax period the transmission is realized (by virtue of Sixth Final Disposition of Law 26/2014, which modifies article 37.1.a) of Law 35/2006).

Only if the amount obtained from the aforementioned transfer exceeds the acquisition value of the shares from which they originate, will the difference be considered a capital gain for the transferor in the tax period in which the transfer takes place.

c)	To transfer all or some of their rights of free allocation to BBVA under the purchase commitment assumed by the Bank. The tax treatment applicable to the amount obtained in the transfer to BBVA of the rights of free allocation due to the shareholders’ status as such, will be equivalent to the tax treatment applicable to dividends directly distributed in cash and, consequently, such amount will be subject to the corresponding withholding tax (i.e., 20.0%/19.5% in 2015, and 19.0% in 2016).

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is levied at a 20.0% tax rate from January 1, 2015 until July 12, 2015, a 19.5% tax rate from July 12, 2015 until December 31, 2015, and a 19.0% tax rate for 2016, on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

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

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADSs upon death or by gift to individuals are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the transferee. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate for individuals, after applying all relevant factors, ranges between approximately 7.65% and 81.60%. After determining the tax rate, some multipliers, that range from 1.0 to 2.4, are applied in order to assess the tax due. Such multipliers take into account the preexisting wealth of the inheritor or donee, as the case may be, and the kinship with the deceased or donor, as the case may be.

Corporations that are non-residents of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 20.0% tax rate from January 1, 2015 until July 12, 2015, a 19.5% tax rate from July 12, 2015 until December 31, 2015, and a 19.0% tax rate for 2016, on the fair market value of such ordinary shares or ADSs as a capital gain tax. If the donee is a U.S. resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations–Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2015 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Trading Portfolio Activities

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks can be classified as follows:

•	Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest rate futures, call money swaps, etc.) and traditional interest rate derivatives (swaps and interest rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest rate movements due to the effect that such movements have on the valuation of the financial discount.

•	Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

•	Exchange rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

•	Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

•	Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

We believe the metrics developed to control and monitor market risk in BBVA Group are aligned with best practices in the market, and they are implemented consistently across all the local market risk units.

Following the acquisition of an additional 14.89% stake in Garanti in July 2015, we have taken preliminary steps to implement these metrics with respect to Garanti as well. However, since the full adoption of such metrics with respect to Garanti is still pending, the explanations provided below refer to the BBVA Group excluding Garanti.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. The market risk analysis considers various risks, such as credit spread, basis risk, volatility and correlation risk.

Headings of the balance sheet subject to VaR measurement

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2015 in which there is a market risk in trading activity subject to this measurement:

	Main market risk metrics
	VaR	Other metrics(*)
	(In millions of Euros)
Assets subject to market risk
Financial assets held for trading	64,370	4,712
Available for sale financial assets	8,234	50,088
Of which:	—	4,067
Hedging derivatives	528	1,888
Liabilities subject to market risk
Financial liabilities held for trading	42,550	6,277
Hedging derivatives	1,128	806

(*)	Includes mainly assets and liabilities managed by ALCO.

Although the table above provides information on the financial positions subject to market risk, such information is provided for information purposes only and does not reflect how market risk in trading activity is managed.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer trading book, which jointly account for around 80% of the Group’s trading-book market risk (excluding Garanti group). For the rest of the geographical areas (mainly South America and Compass Bank), bank capital for the risk positions in the trading book is calculated using the standard model.

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

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•	VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies losses associated with the movements of the risk factors inherent to market operations (including interest rates, exchange rates, equity risk, and credit spread). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•	Specific Risk- Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio: This measure is exclusively used in the geographical areas where the BBVA Group’s internal model has been approved by the Bank of Spain (Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer). The resulting capital charge is determined based on the associated losses (calculated at a 99.9% confidence level, over a time horizon of one year, assuming constant risk) attributable to the rating change and/or default of the issuer with respect to an asset. In addition, the price risk is assessed in sovereign positions on the above-mentioned items.

•

Specific Risk- Securitization and correlation portfolios: Capital charges relating to securitizations and correlation portfolios are assessed based on the potential losses associated with the rating level of a specific credit structure. In both cases, the standard method is followed. The correlation portfolio includes trades in structured credit products where the correlation between the defaults of the underlying credits is a key element in their valuations. This portfolio is composed of underlyings with two-way liquidity. BBVA includes in such portfolio First-to-Default Basket (FtD Baskets), Nth-to-Default Basket and market tranches of Itraxx Europe and CDX but limits its activity to those supported by an active market that enables our hedging strategy.

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

Market risk in 2015

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. In 2015 the average VaR was €24 million, slightly above the average VaR in 2014, with a high on March 4, 2015 of €30 million. The evolution of the BBVA Group’s market risk in 2015, measured in terms of VaR without smoothing with a 99% confidence level and a one-day time horizon (shown in millions of euros) was as follows.

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continues to be interest rates, accounting for 47% of the total market risk at the end of 2015 (this figure includes the spread risk). The relative weight has decreased compared with the close of 2014 (67%). Exchange rate risk accounted for 21%, increasing its weight with respect to December 2014 (12%), while equity, volatility and correlation risk have increased, accounting for 32% of the market risk at the close of 2015 (compared with 20% at the close of 2014).

As of December 31, 2015, 2014 and 2013, total VaR was €24 million, €25 million and €22 million, respectively. These figures can be broken down as follows:

Risk	December 31, 2015	December 31, 2014	December 31, 2013
	(In Millions of Euros)
Interest/Spread risk	21	30	22
Currency risk	9	5	4
Stock-market risk	3	2	3
Vega/Correlation risk	11	7	11
Diversification effect(*)	(20)	(20)	(18)
Total	24	25	22
VaR average in the period	24	23	23
VaR max in the period	30	28	34
VaR min in the period	21	20	17

(*)	The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the internal market model

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

Two types of backtesting have been carried out in 2015:

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

During the second half of 2014 and the first half of 2015, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained with the risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was working correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

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

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on a resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until this filing), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that serves to analyze the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any time. As it makes a high number of simulations (10,000) it allows to analyze the expected shortfall with greater richness of information than that available in the scenarios included in the VaR calculation.

The main features of this approach are: (i) the generated simulations respect the correlation structure of the data, (ii) there is flexibility to the inclusion of new risk factors and (iii) it allows a great deal of variability to be introduced into the simulations (desirable for considering extreme events).

Structural Risk — Non-Trading Activities

Structural interest rate risk

The structural interest rate risk (“SIRR”) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

ALCO monitors the interest rate risk metrics and the Finance department formulates management proposals regarding the structural balance sheet. The management objective is to ensure stability of net interest income and book value in the face of changes in market interest rates, while considering internal solvency and limits applicable to the different balance sheets and at the BBVA Group level as a whole, and maintaining interest rate risk within the approved limits, in accordance with current and future regulatory requirements.

BBVA’s structural interest rate risk management control and monitoring is based on a set of metrics and tools that enable the entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (“IaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to support its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of sensitivities of net interest income and value of the main regions where the BBVA Group operates:

	Impact on Net Interest Income (*)		Impact on Economic Value(**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe	10.52%	(4.18)%	4.57%	(3.99)%
Mexico	1.69%	(1.50)%	(4.30)%	4.60%
USA	7.52%	(5.60)%	(2.03)%	(4.59)%
Turkey	(7.17)%	5.47%	(3.16)%	3.87%
South America	2.16%	(2.19)%	(2.63)%	2.84%
BBVA Group	3.91%	(2.30)%	1.98%	(2.41)%

(*)	Percentual impact of “1 year” net interest income forecast for each unit.
(**)	Pencentual impact of core capital for each unit.

In 2015, the expansionary monetary policies in Europe were intensified, which led interest rates to stand at negative levels in several sections of the rate curve during certain periods. However, in the United States and Mexico interest rates increased by the end of the year. The main economies of South America also increased interest rates during the second half of the year.

The BBVA Group maintained a positive sensitivity in its net interest income to an increase in interest rates in all its Balance Sheet Management Units. The Group’s presence in Turkey has helped diversify the Group’s net exposure (as the BBVA Group’s position in Turkey and Europe showed sensitivities in opposite directions). The Group believes that it maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange rate risk

In the BBVA Group, structural exchange rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

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

In 2015, the U.S. dollar continued the upward trend that began in 2014. Currencies of emerging economies remained generally weak and depreciated sharply against the U.S. dollar, affected by falling prices in raw materials, especially oil, and uncertainty about the growth in their economies after the change of monetary policy of the Federal Reserve and the slowdown in China. As a result of these factors, there was also an upturn in volatility in foreign exchange markets in emerging markets. In Argentina, there was a significant adjustment in the Argentine peso, affected by imbalances in its economy.

The Group’s structural exchange rate risk exposure level decreased since the end of 2014 as a result of the sale of CIFH and CNCB shares and increased hedging, focused on the Mexican peso. The risk mitigation level of the book value of the BBVA Group’s holdings in foreign currency approached 70% on average in 2015 and hedging of foreign-currency earnings in 2015 stood at 46% on average. The CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency as of December 31, 2015 was: U.S. Dollar: +1.2 bps; Mexican peso -0.4 bps; Turkish lira -0.3 bps; and other currencies -0.1 bps.

Structural equity risk

The BBVA Group’s exposure to structural equity risk stems mainly from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

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

The good performance of European stock markets in the first half of 2015 sharply slowed down at the end of 2015, affected by the collapse of oil prices and uncertainty in the global growth outlook. This change led to a deterioration of the capital gains accumulated in the Group’s equity portfolios.

Structural equity risk, measured in terms of economic capital, has decreased significantly in 2015 as a result of the sales carried out by the Group in 2015, especially the sale of CIFH and CNCB shares.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This aims to check that the risks are limited and that the tolerance levels set by the Group are not at risk.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio stood at around €40 million as of December 31, 2015. These estimates take into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlyings.

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

Category	Depositary Actions	Associated Fee / By Whom Paid

•       transfer, brokerage or registration fees for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian;

•       reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2015, the Depositary reimbursed us $1,051 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2015.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2015
(In Thousands of Dollars)
NYSE Listing Fees	162.9
Investor Relations Marketing	287.9
Professional Services	470.5
Annual General Shareholders’ Meeting Expenses	108.3
Other	21.3

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2015, BBVA, under the supervision and with the participation of BBVA’s management, including BBVA’s Group Executive Chairman, Chief Executive Officer and Chief Global Accounting and Information Management Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, BBVA’s Group Executive Chairman, Chief Executive Officer and Chief Global Accounting and Information Management Officer concluded, that BBVA’s disclosure controls and procedures are effective at a reasonable assurance level in ensuring that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act has been (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Accounting and Information Management Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – 2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

BBVA’s management excluded from the scope of its assessment the internal control over financial reporting at Garanti Bankası A.Ş. and its subsidiaries (“Garanti Group”), as it began to control it on July 27, 2015 (See Item 4.A Information on the Company – History and Development of the Company). Total assets, total net interest income and total profit subject to Garanti Group’s internal control over financial reporting represented 11.94%, 11.18% and 5.07%, of BBVA Group’s consolidated total assets, total net interest income and total profit as of and for the year ended December 31, 2015, respectively.

Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Garanti Bankası A.Ş. and its subsidiaries (“Garanti Group”), which was controlled on July 27, 2015, and whose financial statements constitute 11.94% of total assets, 11.18% of total net interest income, and 5.07% of total profit of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting of Garanti Group. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 6, 2016 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE, S.L.

Madrid, Spain

April 6, 2016

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

The charter for our Audit and Compliance Committee provides that the members of the Audit and Compliance Committee, and particularly its Chairman, shall be appointed with regard to their knowledge and background in accounting, auditing and risk management, and we have determined that Mr. José Miguel Andrés Torrecillas, the Chairman of the Audit and Compliance Committee has such experience and knowledge and is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Andrés is independent within the meaning of the New York Stock Exchange listing standards.

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

The BBVA Group Code of Conduct, which was updated by the Board of Directors on May 28, 2015, applies to all companies and persons which form part of the BBVA Group. This Code sets out the standards of behavior that should be adhered to so that the Group’s conduct towards its customers, colleagues and the society be consistent with BBVA’s values. The BBVA Group Code of Conduct can be found on BBVA’s website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2015	2014
	(In Millions of Euros)
Audit Fees(1)	25.8	21.3
Audit-Related Fees(2)	4.3	2.9
Tax Fees(3)	0.9	1.6
All Other Fees(4)	1.6	2.2

Total	32.6	28.0

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. and its worldwide affiliates in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. and its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.
(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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

The pre-approval policy is as follows:

1.	The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.	In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit and Compliance Committee.

3.	The Chairman of the Audit and Compliance Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit and Compliance Committee of such decision at the Committee’s next meeting.

4.	The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit and Compliance Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2015	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit) in Euros	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	45,058,523	7.64	—	—
February 1 to February 28	43,497,373	8.32	—	—
March 1 to March 31	36,080,334	8.74	—	—
April 1 to April 30	34,936,642	9.36	—	—
May 1 to May 31	21,518,336	9.00	—	—
June 1 to June 30	27,955,953	8.95	—	—
July 1 to July 31	34,581,464	9.00	—	—
August 1 to August 31	37,377,174	8.49	—	—
September 1 to September 30	31,119,462	7.78	—	—
October 1 to October 31	63,984,697	3.04	—	—
November 1 to November 30	23,080,996	7.78	—	—
December 1 to December 31	32,130,329	7.33	—	—

Total	431,321,283	7.60	—	—

During 2015, we sold a total of 433,914,316 shares for an average price of €7.67 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the years ended December 31, 2015, 2014 and 2013 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2015, 2014 and 2013, Deloitte S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Spanish Corporate Enterprises Act sets out a definition of what constitutes independence for the purpose of board or committee membership. Such definition is in line with the definition provided by our Board Regulations.

In addition, pursuant to the Spanish Corporate Enterprises Act, listed companies shall have, at least, an audit committee, and an appointments and remuneration committee. This Law also establishes that such committees (i) shall be composed exclusively by non-executive directors, (ii) at least two of their members shall be independent directors and (iii) they shall be chaired by an independent director.

Likewise, Law 10/2014, of June 26, on the organization, supervision and solvency of financial institutions, which completes the transposition of CRD IV into Spanish legislation, includes rules on corporate governance, among others, as regards board committees and their membership, establishing that the remuneration committee, the appointments committee and risk committee shall be composed of non-executive directors and at least one third of their members shall be independent and, in any event, the Chairman of these committees shall also be an independent director.

Moreover, pursuant to the corporate governance code of the CNMV (Spanish securities commission), which includes non-binding recommendations applicable to listed companies in Spain, under the comply or explain principle: (i) independent directors must represent, at least, half of the total board members; (ii) the majority of the members of the audit committee and the appointments and remuneration committee must be independent; and (iii) companies with high market capitalization must have two separate committees, an appointments committee and a remuneration committee.

Pursuant to article 1 of our Board Regulations, BBVA considers that independent directors are those who fulfill the requirements described below:

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

As of the date of this Annual Report, our Board of Directors has a large number of non-executive directors and eight out of the 15 members of our Board are independent under the definition of independence described above, which is in line with the definition provided by the Spanish Corporate Enterprises Act.

In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee chairman has experience in accounting, auditing and financial management, in accordance with the specific regulations of the Audit and Compliance Committee. Our Risk Committee is composed exclusively of non-executive directors, and also, in accordance with the Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, being the majority of them (including their chairman) independent directors.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Please see pages F-1 through F-258.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation).(*)

8.1	Consolidated Companies Composing Registrant (see Appendix I to X to our Consolidated Financial Statements included herein).

10.1	Amended and Restated Shareholders’ Agreement entered into between the Company, Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 19, 2014.(**)

10.2	Share Purchase Agreement entered into between the Company and Doğuş Holding A.Ş. on November 19, 2014. (****)

10.3	Share Purchase Agreement entered into between the Company and Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk on November 19, 2014. (****)

10.4	Information on Compensation Plans (***)

12.1	Section 302 Group Executive Chairman Certification.

12.2	Section 302 Chief Executive Officer Certification.

12.3	Section 302 Head of Global Accounting and Information Management Certification.

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm.

(*)	Incorporated by reference to BBVA’s report on Form 6-K submitted on October 13, 2015.
(**)	Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2014. Confidential treatment was requested with respect to certain portions of this agreement. Confidential portions were redacted and separately submitted to the SEC.
(***)	Incorporated by reference to BBVA’s report on Form 6-K submitted on February 8, 2016 (SEC Accession No. 0001193125-16-453607).
(****)	Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2014.

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO

Title:	Global Head of Group Accounting and Information Management

Date: April 6, 2016

Consolidated financial statements and auditors’ report for the year 2015

36.	Interest income and expense and similar items	F-168

37.	Income from equity instruments	F-170

38.	Share of profit or loss of entities accounted for using the equity method	F-170

39.	Fee and commission income	F-171

40.	Fee and commission expenses	F-171

41.	Net gains (losses) on financial assets and liabilities (net)	F-172

42.	Other operating income and expenses	F-173

43.	Administration costs	F-173

44.	Depreciation and amortization	F-178

45.	Provisions (net)	F-178

46.	Impairment losses on financial assets (net)	F-178

47.	Impairment losses on other assets (net)	F-179

48.	Gains (losses) on derecognized assets not classified as non-current assets held for sale	F-179

49.	Gains (losses) on non-current assets held for sale	F-180

50.	Consolidated statements of cash flows	F-180

51.	Accountant fees and services	F-181

52.	Related-party transactions	F-182

53.	Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management	F-183

54.	Other information	F-188

55.	Subsequent events	F-191

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group		F-193

APPENDIX II Additional information on investments in associates accounted for under the equity method in the BBVA Group		F-203

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the year ended December 31, 2015		F-204

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2015		F-211

APPENDIX V BBVA Group’s structured entities. Securitization funds		F-212

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2015, 2014 and 2013		F-213

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2015, 2014 and 2013		F-216

APPENDIX VIII Aditional disclosure required by the Regulation S-X		F-218

APPENDIX IX Information on data derived from the special accounting registry		F-221

APPENDIX X Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012		F-226

APPENDIX XI Additional information on Sovereign Risk		F-237

APPENDIX XII Quantitative information on activities in the real-estate market in Spain		F-239

APPENDIX XIII Information in accordance with Article 89 of Directive 2013/36/EU of the European Parliament and its application to Spanish Law through Law 10/2014		F-243

GLOSSARY		F-244

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2015, 2014 and 2013, and the related consolidated income statements, statements of recognized income and expenses, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2015, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

DELOITTE, S.L.

Madrid, Spain

April 6, 2016

Consolidated balance sheets as of December 31, 2015, 2014 and 2013

		Millions of Euros
ASSETS	Notes	2015	2014	2013
CASH AND BALANCES WITH CENTRAL BANKS	9	43,467	31,430	34,903
FINANCIAL ASSETS HELD FOR TRADING	10	78,326	83,258	72,112
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		65	128	107
Debt securities		32,825	33,883	29,602
Equity instruments		4,534	5,017	4,766
Trading derivatives		40,902	44,229	37,638
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,311	2,761	2,413
Loans and advances to credit institutions		62	-	-
Loans and advances to customers		-	-	-
Debt securities		173	737	663
Equity instruments		2,075	2,024	1,750
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	113,426	94,875	77,774
Debt securities		108,310	87,608	71,806
Equity instruments		5,116	7,267	5,968
LOANS AND RECEIVABLES	13	457,644	372,375	350,945
Loans and advances to credit institutions		32,962	27,059	22,862
Loans and advances to customers		414,165	338,657	323,607
Debt securities		10,516	6,659	4,476
HELD-TO-MATURITY INVESTMENTS		-	-	-
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	45	121	98
HEDGING DERIVATIVES	14	3,538	2,551	2,530
NON-CURRENT ASSETS HELD FOR SALE	15	3,369	3,793	2,880
EQUITY METHOD	16	879	4,509	4,742
Associates		636	417	1,272
Joint ventures		243	4,092	3,470
INSURANCE CONTRACTS LINKED TO PENSIONS		-	-	-
REINSURANCE ASSETS	22	511	559	619
TANGIBLE ASSETS	17	9,944	7,820	7,534
Property, plants and equipment		8,477	6,428	5,841
For own use		8,021	5,985	5,373
Other assets leased out under an operating lease		456	443	468
Investment properties		1,467	1,392	1,693
INTANGIBLE ASSETS	18	10,275	7,371	6,759
Goodwill		6,811	5,697	5,069
Other intangible assets		3,464	1,673	1,690
TAX ASSETS	19	17,779	12,426	11,704
Current		1,901	2,035	2,502
Deferred		15,878	10,391	9,202
OTHER ASSETS	20	8,566	8,094	7,684
Inventories		4,303	4,443	4,636
Rest		4,263	3,651	3,048
TOTAL ASSETS		750,078	631,942	582,697

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2015, 2014 and 2013.

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2015	2014	2013
FINANCIAL LIABILITIES HELD FOR TRADING	10	55,203	56,798	45,648
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Trading derivatives		42,149	45,052	38,119
Short positions		13,053	11,747	7,529
Other financial liabilities		-	-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,649	2,724	2,467
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Subordinated liabilities		-	-	-
Other financial liabilities		2,649	2,724	2,467
FINANCIAL LIABILITIES AT AMORTIZED COST	21	606,113	491,899	464,549
Deposits from central banks		40,087	28,193	30,893
Deposits from credit institutions		68,543	65,168	52,423
Customer deposits		403,069	319,060	300,490
Debt certificates		66,165	58,096	64,120
Subordinated liabilities		16,109	14,095	10,556
Other financial liabilities		12,141	7,288	6,067
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	358	-	-
HEDGING DERIVATIVES	14	2,726	2,331	1,792
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	22	9,407	10,460	9,834
PROVISIONS	23	8,852	7,444	6,853
Provisions for pensions and similar obligations	24	6,299	5,970	5,512
Provisions for taxes and other legal contingencies		370	262	208
Provisions for contingent risks and commitments		714	381	346
Other provisions		1,469	831	787
TAX LIABILITIES	19	4,721	4,157	2,530
Current		1,238	980	993
Deferred		3,483	3,177	1,537
OTHER LIABILITIES	20	4,610	4,519	4,460
TOTAL LIABILITIES		694,638	580,333	538,133

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2015, 2014 and 2013.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2015	2014	2013
STOCKHOLDERS’ FUNDS		50,639	49,446	46,025
Common Stock	25	3,120	3,024	2,835
Issued		3,120	3,024	2,835
Unpaid and uncalled (-)		-	-	-
Share premium	26	23,992	23,992	22,111
Reserves	27	22,512	20,936	19,767
Accumulated reserves (losses)		22,610	20,304	19,317
Reserves (losses) of entities accounted for using the equity method		(98)	633	450
Other equity instruments	43.1.1	35	67	59
Equity component of compound financial instruments		-	-	-
Other equity instruments		35	67	59
Less: Treasury stock	28	(309)	(350)	(66)
Income attributed to the parent company		2,642	2,618	2,084
Less: Dividends and remuneration		(1,352)	(841)	(765)
VALUATION ADJUSTMENTS	29	(3,349)	(348)	(3,831)
Available-for-sale financial assets		1,674	3,816	851
Cash flow hedging		(49)	(46)	8
Hedging of net investment in foreign transactions		(274)	(373)	(100)
Exchange differences		(3,905)	(2,173)	(3,023)
Non-current assets held-for-sale		-	-	3
Entities accounted for using the equity method		64	(796)	(1,130)
Other valuation adjustments		(859)	(777)	(440)
NON-CONTROLLING INTEREST	30	8,149	2,511	2,371
Valuation adjustments		(1,346)	(53)	70
Rest		9,495	2,563	2,301
TOTAL EQUITY		55,439	51,609	44,565
TOTAL LIABILITIES AND EQUITY		750,078	631,942	582,697

		Millions of Euros
MEMORANDUM ITEM	Notes	2015	2014	2013
CONTINGENT RISKS	32	49,876	33,741	33,543
CONTINGENT COMMITMENTS	32	135,733	106,252	94,170

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated balance sheets.

Consolidated income statements for the years ended December 31, 2015, 2014 and 2013.

		Millions of Euros
	Notes	2015	2014	2013
INTEREST AND SIMILAR INCOME	36	24,783	22,838	23,512
INTEREST AND SIMILAR EXPENSES	36	(8,761)	(8,456)	(9,612)
NET INTEREST INCOME		16,022	14,382	13,900
DIVIDEND INCOME	37	415	531	235
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	38	174	343	694
FEE AND COMMISSION INCOME	39	6,340	5,530	5,478
FEE AND COMMISSION EXPENSES	40	(1,729)	(1,356)	(1,228)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	41	865	1,435	1,608
Financial instruments held for trading		(409)	11	540
Other financial instruments at fair value through profit or loss		117	27	49
Other financial instruments not at fair value through profit or loss		1,157	1,397	1,019
Rest		-	-	-
EXCHANGE DIFFERENCES (NET)		1,165	699	903
OTHER OPERATING INCOME	42	4,993	4,581	4,995
Income on insurance and reinsurance contracts		3,678	3,622	3,761
Financial income from non-financial services		912	650	851
Rest of other operating income		403	308	383
OTHER OPERATING EXPENSES	42	(4,883)	(5,420)	(5,833)
Expenses on insurance and reinsurance contracts		(2,599)	(2,714)	(2,831)
Changes in inventories		(678)	(506)	(495)
Rest of other operating expenses		(1,607)	(2,200)	(2,507)
GROSS INCOME		23,362	20,725	20,752
ADMINISTRATION COSTS	43	(10,836)	(9,414)	(9,701)
Personnel expenses		(6,273)	(5,410)	(5,588)
General and administrative expenses		(4,563)	(4,004)	(4,113)
DEPRECIATION AND AMORTIZATION	44	(1,272)	(1,145)	(1,095)
PROVISIONS (NET)	45	(731)	(1,142)	(609)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	46	(4,272)	(4,340)	(5,612)
Loans and receivables		(4,248)	(4,304)	(5,577)
Other financial instruments not at fair value through profit or loss		(23)	(36)	(35)
NET OPERATING INCOME		6,251	4,684	3,735

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated income statements.

Consolidated income statements for the years ended December 31, 2015, 2014 and 2013.

		Millions of Euros
(Continued)	Notes	2015	2014	2013
NET OPERATING INCOME		6,251	4,684	3,735
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	47	(273)	(297)	(467)
Goodwill and other intangible assets		(4)	(8)	(14)
Other assets		(269)	(289)	(453)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	48	(2,135)	46	(1,915)
NEGATIVE GOODWILL	18	26	-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	49	734	(453)	(399)
OPERATING PROFIT BEFORE TAX		4,603	3,980	954
INCOME TAX	19	(1,274)	(898)	16
PROFIT FROM CONTINUING OPERATIONS		3,328	3,082	970
PROFIT FROM DISCONTINUED OPERATIONS (NET)	49	-	-	1,866
PROFIT		3,328	3,082	2,836
Profit attributable to parent company		2,642	2,618	2,084
Profit attributable to non-controlling interests	30	686	464	753

		Euros
	Notes	2015	2014	2013
EARNINGS PER SHARE (*)	5
Basic earnings per share		0.39	0.41	0.34
Diluted earnings per share		0.39	0.41	0.34

(*)	For 2015, 2014 and 2013, earnings per share from continued operations were €0.39/share, €0.41/share and €0.04/share, respectively.

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated income statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2015, 2014 and 2013.

	Millions of Euros
	2015	2014	2013
PROFIT RECOGNIZED IN INCOME STATEMENT	3,328	3,082	2,836
OTHER RECOGNIZED INCOME (EXPENSES)	(4,293)	3,359	(1,765)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(74)	(346)	8
Actuarial gains and losses from defined benefit pension plans	(135)	(498)	11
Non-current assets available for sale	-	-	-
Entities under the equity method of accounting	8	(5)	1
Income tax related to items not subject to reclassification to income statement	53	157	(4)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(4,219)	3,705	(1,773)
Available-for-sale financial assets	(3,196)	4,306	1,659
Valuation gains/(losses)	(1,341)	4,770	1,737
Amounts reclassified to income statement	(1,855)	(464)	(140)
Reclassifications (other)	-	-	62
Cash flow hedging	4	(71)	(32)
Valuation gains/(losses)	47	(83)	20
Amounts reclassified to income statement	(43)	12	(52)
Amounts reclassified to the initial carrying amount of the hedged items	-	-	-
Reclassifications (other)	-	-	(1)
Hedging of net investment in foreign transactions	88	(273)	143
Valuation gains/(losses)	88	(273)	143
Amounts reclassified to income statement	-	-	-
Reclassifications (other)	-	-	-
Exchange differences	(2,924)	760	(2,045)
Valuation gains/(losses)	(3,167)	761	(2,026)
Amounts reclassified to income statement	243	(1)	(19)
Reclassifications (other)	-	-	-
Non-current assets held for sale	-	(4)	135
Valuation gains/(losses)	-	(4)	-
Amounts reclassified to income statement	-	-	135
Reclassifications (other)	-	-	-
Entities accounted for using the equity method	861	338	(1,054)
Valuation gains/(losses)	(242)	337	(736)
Amounts reclassified to income statement	1,103	1	(260)
Reclassifications (other)	-	-	(58)
Rest of recognized income and expenses	-	-	-
Income tax	948	(1,351)	(579)
TOTAL RECOGNIZED INCOME/EXPENSES	(965)	6,441	1,071
Attributable to the parent company	(358)	6,100	436
Attributable to non-controlling interest	(607)	341	635

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated statements of recognized income and expenses.

Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013.

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2015			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2015	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609
Total income/expense recognized	-	-	-	-	-	-	2,642	-	2,642	(3,000)	(358)	(607)	(965)
Other changes in equity	96	-	2,305	(731)	(31)	41	(2,618)	(512)	(1,450)	-	(1,450)	6,245	4,795
Common stock increase	96	-	(96)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	16	-	-	-	16	-	16	-	16
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	86	(86)	-	-	-	(1,222)	(1,222)	-	(1,222)	(146)	(1,368)
Transactions including treasury stock and other equity instruments (net)	-	-	6	-	-	41	-	-	47	-	47	-	47
Transfers between total equity entries	-	-	2,422	(645)	-	-	(2,618)	841	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	14	-	(47)	-	-	-	(33)	-	(33)	-	(33)
Rest of increases/reductions in total equity	-	-	(127)	-	-	-	-	(131)	(258)	-	(258)	6,391	6,133
Of which:	-	-	-	-	-	-	-	-		-		-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(131)	(131)	-	(131)	-	(131)
Balances as of December 31, 2015	3,120	23,992	22,610	(98)	35	(309)	2,642	(1,352)	50,639	(3,349)	47,290	8,149	55,439

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the total consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity (*)
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2014			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2014	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Total income/expense recognized	-	-	-	-	-	-	2,618	-	2,618	3,483	6,101	341	6,442
Other changes in equity	189	1,881	987	183	8	(284)	(2,084)	(76)	803	-	803	(201)	602
Common stock increase	189	1,881	(70)	-	-	-	-	-	2,000		2,000	-	2,000
Common stock reduction	-	-	-	-	-	-	-	-	-		-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-		-	-	-
Increase of other equity instruments	-	-	-	-	44	-	-	-	44		44	-	44
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-		-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-		-	-	-
Dividend distribution	-	-	91	(91)	-	-	-	(597)	(597)		(597)	(243)	(840)
Transactions including treasury stock and other equity instruments (net)	-	-	5	-	-	(284)	-	-	(279)		(279)	-	(279)
Transfers between total equity entries	-	-	1,042	277	-	-	(2,084)	765	-		-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-		-	-	-
Payments with equity instruments	-	-	7	-	(36)	-	-	-	(29)		(29)	-	(29)
Rest of increases/reductions in total equity	-	-	(88)	(3)	-	-	-	(244)	(336)		(336)	42	(294)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	244	244		244		244
Balances as of December 31, 2014	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the total consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2013			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2013	2,670	20,968	18,580	951	62	(111)	1,676	(1,323)	43,473	(2,184)	41,289	2,372	43,661
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,670	20,968	18,580	951	62	(111)	1,676	(1,323)	43,473	(2,184)	41,289	2,372	43,661
Total income/expense recognized	-	-	-	-	-	-	2,084	-	2,084	(1,647)	437	635	1,072
Other changes in equity	165	1,143	737	(501)	(3)	45	(1,676)	558	468	-	468	(636)	(168)
Common stock increase	71	-	(71)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	94	1,143	-	-	-	-	-	-	1,237	-	1,237	-	1,237
Increase of other equity instruments	-	-	-	-	33	-	-	-	33	-	33	-	33
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	215	(215)	-	-	-	(605)	(605)	-	(605)	(482)	(1,087)
Transactions including treasury stock and other equity instruments (net)	-	-	30	-	-	45	-	-	75	-	75	-	75
Transfers between total equity entries	-	-	638	(286)	-	-	(1,676)	1,324	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	22	-	(36)	-	-	-	(14)	-	(14)	-	(14)
Rest of increases/reductions in total equity	-	-	(97)	-	-	-	-	(161)	(258)	-	(258)	(154)	(412)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(161)	(161)		(161)		(161)
Balances as of December 31, 2013	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the total consolidated statements of changes in equity.

Consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013.

		Millions of Euros
	Notes	2015	2014	2013
CASH FLOW FROM OPERATING ACTIVITIES (1)	50	23,101	(6,188)	(500)
Profit for the year		3,328	3,082	2,836
Adjustments to obtain the cash flow from operating activities:		18,327	8,315	8,332
Depreciation and amortization		1,272	1,145	1,099
Other adjustments		17,055	7,170	7,233
Net increase/decrease in operating assets		(12,954)	(53,244)	25,613
Financial assets held for trading		4,691	(11,145)	7,717
Other financial assets designated at fair value through profit or loss		337	(349)	117
Available-for-sale financial assets		3,360	(13,485)	1,938
Loans and receivables		(20,498)	(27,299)	12,704
Other operating assets		(844)	(966)	3,137
Net increase/decrease in operating liabilities		15,674	36,557	(37,265)
Financial liabilities held for trading		(2,475)	11,151	(10,186)
Other financial liabilities designated at fair value through profit or loss		120	256	251
Financial liabilities at amortized cost		21,422	24,219	(24,660)
Other operating liabilities		(3,393)	931	(2,670)
Collection/Payments for income tax		(1,274)	(898)	(16)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	50	(4,411)	(1,151)	3,021
Investment		(6,416)	(1,984)	(2,325)
Tangible assets		(2,171)	(1,419)	(1,252)
Intangible assets		(571)	(467)	(526)
Investments		(41)	-	(547)
Subsidiaries and other business units		(3,633)	(98)	-
Non-current assets held for sale and associated liabilities		-	-	-
Held-to-maturity investments		-	-	-
Other settlements related to investing activities		-	-	-
Divestments		2,005	833	5,346
Tangible assets		224	167	101
Intangible assets		2	-	-
Investments		1	118	944
Subsidiaries and other business units		9	-	3,299
Non-current assets held for sale and associated liabilities		1,683	548	571
Held-to-maturity investments		-	-	431
Other collections related to investing activities		86	-	-
Of which: received dividends		86	-	-

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated statements of cash flows.

Consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013.

		Millions of Euros
(Continued)	Notes	2015	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES (3)	50	127	3,157	(1,326)
Investment		(5,717)	(5,955)	(6,104)
Dividends		(879)	(826)	(1,275)
Subordinated liabilities		(1,419)	(1,046)	(697)
Common stock amortization		-	-	-
Treasury stock acquisition		(3,273)	(3,770)	(3,614)
Other items relating to financing activities		(146)	(313)	(518)
Of which: paid dividends		(146)	(243)	(482)
Divestments		5,844	9,112	4,778
Subordinated liabilities		2,523	3,628	1,088
Common stock increase		-	2,000	2
Treasury stock disposal		3,321	3,484	3,688
Other items relating to financing activities		-	-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		(6,781)	725	(1,784)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		12,036	(3,457)	(589)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		31,430	34,887	35,476
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		43,466	31,430	34,887

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2015	2014	2013
Cash		7,192	6,247	5,533
Balance of cash equivalent in central banks		36,275	25,183	29,354
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	9	43,467	31,430	34,887
Of which:
Held by consolidated subsidiaries but not available for the
Group		-	-	-

The accompanying Notes 1 to 55 and Appendices I to XIII are an integral part of the consolidated statements of cash flows.

Notes to the consolidated financial statements

1.	Introduction, basis for the presentation of the consolidated financial statements, internal control of financial information and other information.

1.1           Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

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

As of December 31, 2015, the BBVA Group was made up of 373 consolidated entities and 116 entities accounted for using the equity method (see Notes 3 and 16 Appendices I to V).

The consolidated financial statements of the BBVA Group for the year ended December 31, 2014 were approved by the shareholders at the Annual General Meetings (“AGM”) on March 13, 2015.

These consolidated financial statements for the year ended December 31, 2015, have been authorized for issue on April 6, 2016.

1.2           Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union applicable as of December 31, 2015, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying consolidated financial statements for the year ended December 31, 2015 were prepared by the Group’s Directors (through the Board of Directors held February 2, 2016) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2015, together with the consolidated results of its operations and cash flows generated during the year 2015.

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

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3           Comparative information

In the year ended December 31, 2015, the BBVA Group operating segments have been changed with regard to the existing structure in 2014 (See Note 6). The information related to operating segments as of December 31, 2014 and 2013 has been restated for comparability purposes, as required by IFRS 8 “Operating segments”.

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

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

●	Impairment on certain financial assets (see Notes 7, 12, 13 and 16).

●	The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 24).

●	The useful life and impairment losses of tangible and intangible assets (see Notes 15, 17, 18 and 20).

●	The valuation of goodwill and price allocation of business combinations (see Note 18).

●	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12, and 14).

●	The recoverability of deferred tax assets (See Note 19).

●	The Exchange rate and the inflation rate of Venezuela (see Notes 2.2.16 and 2.2.20).

Although these estimates were made on the basis of the best information available as of December 31, 2015 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6           Internal Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to an Internal Control Financial Reporting (hereinafter ““ICFR”), which provides reasonable assurance with respect to its reliability and integrity of the consolidated financial information and to ensure that the transactions are processed in accordance with applicable laws and regulations.

The ICFR was developed by the BBVA Group’s management in accordance with framework established by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, “COSO”). The COSO framework stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

●	Establishment of an appropriate control framework to monitor these activities.

●	Assessment of the risks that could arise during the preparation of financial information.

●	Design the necessary controls to mitigate the most critical risks.

●	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

●	Monitoring of the controls to ensure they perform correctly and are effective over time.

The current framework was released by COSO in May 2013, this updated version provided a broad framework (17 principles and 84 points of focus) and clarifies the requirements for determining what constitutes effective internal control. After analyzing the current version of the mentioned framework and its compliance level at BBVA, the internal control of financial information complies with the 2013 COSO model.

The ICFR is a dynamic framework that evolves continuously over time to reflect the reality of the BBVA Group’s business and processes at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the BBVA Group’s different entities.

These ICFR’ units are integrated into the framework of the BBVA Group’s internal control model which is based in two pillars:

●	A control system with three lines of defense:

-

The first line is made up of the Group’s business units, which are responsible for identifying risks associated with their processes and for executing any measures established by higher management levels.

-

The second line consists of the specialized control units (Legal Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, and Operations Control). This line defines the models and control policies for their areas of responsibility and monitor the correct implementation, the design and effectiveness of controls

-	The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

●

A committee structure called Corporate Assurance that streamlines the communication to the management and the management of internal control issues at a Group level and also in each of the geographies where the Group operates.

The Internal Control Units comply with a common and standard methodology established at Group level, as set out in the following diagram:

The Internal Control Units, ICFR Model is subject to annual evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group also complies with the requirements of the section 404 of the Sarbanes-Oxley Act (hereafter “SOX”) for consolidated financial statements as a listed company in the Securities Exchange Commission (“SEC”). The main senior executives of the Group take a part in the design, compliance and implementation of the internal control model to make it efficient and to ensure quality and accuracy of the financial information.

1.7           Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated March 25, on the regulation of the mortgage market and other mortgage and financial market regulations), can be found in Appendix X.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the consolidated financial statements.

2.1           Principles of consolidation

In terms of its consolidation, accordance with the criteria established by the IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

●	Subsidiaries

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

Note 3 include information related to the main subsidiaries in the Group as of December 31, 2015. Appendix I includes other significant information on these entities.

●	Joint ventures

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

●	Associates

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

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

●	Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

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

To determine if a structured entity controls the investee, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

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

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loan portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles through securitized market standard contractual financial support. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not deregistered in the books of said entity and the issuances of these securitizations are registered as liabilities within the Group’s consolidated balance sheet.

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

As of December 31, 2015, there was no material financial support from the Bank or subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it managed since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates on behalf and for the benefit of investors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

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

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of December 31, 2015, all of the financial statements of all Group entities were available, save for the case of the financial statements of 6 non-material associates and joint-ventures for which the financial statements were as of November 30, 2015.

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

2.2           Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria and comply with the IFRS-IASB.

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

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 36). The dividends received from other entities, other than associate entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured once acquired at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 41). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

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

The gains from sales of other equity instruments considered by the Group as strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale.

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

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured once acquired at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities generally intend to hold such financial instruments to maturity.

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

●

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

●

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Net gains (losses) on financial assets and liabilities”, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

●

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 36).

●

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement (See Note 41).

●

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

●

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

●

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with the corresponding entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

●

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the instruments were acquired. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

●	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

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

According to the Group’s established policy, the recovery of a recognized amount is considered remote and, therefore, derecognized from the consolidated balance sheet in the following cases:

●

Any loan (except for those carrying an sufficient guarantee) to a debtor in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

●	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans and advances classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired (non-guaranteed amount), while impaired unsecured loans (such as certain commercial and consumer loans, credit cards, etc.) in the non-guaranteed amount are written off within two years of their classification as impaired.

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

Impairment of debt securities measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate losses which may be incurred as a result of outstanding credit risk. These policies, methods and procedures are applied in the study, approval and execution of debt instruments and contingent liabilities and commitments; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant financial assets, and collectively for financial assets that are not individually significant. In the case where the Group determines that no objective evidence of impairment in the case of assets analyzed individually will be included in a group of assets with similar risk characteristics and collectively impaired is analyzed.

In determining whether there is objective evidence of impairment the Group uses observable data on the following aspects:

●	Significant financial difficulties of the debtor.

●	Ongoing delays in the payment of interest or principal.

●	Refinancing of credit conditions by the counterparty.

●	Bankruptcy or reorganization / liquidation are considered likely.

●	Disappearance of the active market for a financial asset because of financial difficulties.

●

Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.)

●	National or local economic conditions that are linked to “defaults” (unemployment, falling property prices, etc).

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

●

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

●	The various types of risk to which each debt instrument is subject.

●	The circumstances in which collections will foreseeably be made.

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

With respect to financial assets that have no objective evidence of impairment, the Group applies statistical methods using historical experience and other specific information to estimate the losses that the Group has incurred as a result of events that have occurred as of the date of preparation of the consolidated financial statements but have not been known and will be apparent, individually after the date of submission of the information. This calculation is an intermediate step until these losses are identified on an individual level, at which these financial instruments will be segregated from the portfolio of financial assets without objective evidence of impairment.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

●	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

●

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the following parameters:

●

The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

●

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the whole amount expected to be obtained over the remaining life of the financial asset, including the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and is recognized in the financial statements. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called “LIP” (loss identification period) has to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level. The analysis of the LIPs is carried out on the basis of uniform risk portfolios.

As of December 31, 2015, the Group’s internal incurred losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments classified as financial assets available for sale

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

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

●

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer registered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instrument to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain equity instruments or specific sectors.

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

●

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

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be recovered subsequently in the event of the sale of these assets.

2.2.2           Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even with no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

●	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

●	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.

●	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

2.2.3           Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, bank guarantee, insurance contract or credit derivative, among others.

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

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 39).

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

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

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

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 49). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal (see Note 49).

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

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

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

Properties purchased from customers in distress, which the Group manages for sale, are measured at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

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

In the case of real-Estate assets above mentioned, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading “Impairment losses on other assets (net) – Other assets” in the consolidated income statement for the period (see Note 47). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

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

2.2.7       Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) in derecognized assets not classified as non-current assets held for sale” of the Consolidated Income Statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

●	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

●	the fair value of the assets acquired and liabilities assumed.

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

2.2.8        Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

●	is the lowest level at which the entity manages goodwill internally;

●	is not larger than a operating segment.

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

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 44).

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

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 22.

According to the type of product, the provisions may be as follows:

●	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

●	Non-life insurance provisions:

-

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

●	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

●	Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

●	Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

●	Other technical provisions:

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

2.2.10 Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity. The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. (see Note 19).

The “Tax Assets” line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The “Tax Liabilities” line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (the amount of corporate tax payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future.

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

In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment. Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.

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

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

●	They represent a current obligation that has arisen from a past event;

●	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

●	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

●	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the consolidated financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the Group. They also include the existing obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (save for contingent liabilities from business combination) but are reported in the consolidated financial statements.

2.2.12      Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 24).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of these commitments are quantified based on an individual member data. Current employee costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

●	They are unbiased, in that they are not unduly aggressive or excessively conservative.

●

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

●	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial gains or losses originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period in which these differences occur (see Note 45). The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments – Other valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 29).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

●

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Administration costs - Personnel expenses - Defined-contribution plan expense” in the consolidated income statements (see Note 43.1).

●

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

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments and the fair value of plan assets (see Note 23).

Payments made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses” in the accompanying consolidated income statements (see Note 43.1).

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

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pension commitments as mentioned in the previous section.

Other post-employment welfare benefits

Some of the BBVA Group’s entities have welfare benefit commitments whose effects extend beyond the date of retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 23).

Other commitments to employees

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

2.2.13      Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be issued. This will be recognized on the consolidated income statement with the corresponding increase in total equity.

2.2.14      Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan or has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

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

2.2.16      Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. Thus, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

●	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

●	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

●	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

●	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

●

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

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

●	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

●

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

●	Equity items: at the historical exchange rates.

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

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2015, 2014 and 2013, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements, as indicated below, since Venezuela is a country with strong exchange restrictions and has different rates officially published:

●

Up to December 31, 2013, the exchange rate used was called CADIVI exchange rate (acronym of Foreign Exchange Administration Commission, now National Center for Foreign Trade or CENCOEX). As of December 31, 2013 the exchange rate was 8.68 Venezuelan bolivars per euro.

●

However, the Venezuelan government instituted a new exchange rate system, in which the dollar was fixed in open auction to both individuals and companies, resulting in an exchange rate that fluctuated from auction to auction and it was published on the website of the so-called Complementary Currency Administration System (SICAD I). Subsequently, in July 2014, Venezuelan government established a new type of auction called SICAD II, however credit institutions do not have the possibility of attending to acquire foreign currencies and only applies to certain types of transactions. The exchange rate as of December 31, 2014 was the SICAD I: 14.71 Venezuelan bolivars per euro.

●

On February 10, 2015, the Venezuelan government announced the closure of SICAD II as a mechanism regulating the purchase and sale of foreign currency, its merger with anterior SICAD I in a new SICAD and the creation of a new foreign-currency system called SIMADI.

●

The Group used the SIMADI exchange rate from March 2015 for the conversion of the financial statements of the Group companies located in Venezuela for their consolidated financial statements. The SIMADI exchange rate started to reflect the exchange rate of actual transactions increasing rapidly to approximately 200 Venezuelan bolivars per U,S. dollar (approximately 218 Venezuelan bolivars per euro), however, from May, and during the second half of 2015 the trend has been confirmed, the SIMADI exchange rate has hardly fluctuated, reaching as of December 31, 2015 216.3 Venezuelan bolivars per euro, which could be considered unrepresentative of the convertibility of the Venezuelan currency.

●

As of December 31, 2015, the Board of Directors considers that the use of the exchange rate for converting SIMADI bolivars into euros in preparing the consolidated financial statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela.

Consequently, as of December 31, 2015 the Group has used in the conversion of the financial statements of these foreign exchange rates amounting to 469 Venezuelan bolivars per euro. This exchange rate has been calculated taking into account the estimated evolution of inflation in Venezuela as of December 31, 2015 (170%) by the Research Service of the Group (see Note 2.2.20).

The application of the SIMADI exchange rate instead of the estimated exchange rate would have had a positive impact on the Group’s equity of €122 million attributable to the Group and €86 million to the non-controlling interest, representing less than 1% of total equity.

The application of the SIMADI exchange rate instead of the estimated exchange rate would have meant an increase of total assets of less than 0.25% of the Consolidated Total Assets and a non-significant positive impact on the consolidated profit of the Group.

The summarized balance sheet and income statements of the Group subsidiaries in Venezuela, whose local financial statements are expressed in Venezuelan bolivars comparing their conversion to euros with the estimated exchange rate with the balances that would have result by applying the SIMADI exchange rate, are as follows:

	Millions of euros
Summarized balance sheet as of December 2015	Estimated exchange rate	SIMADI	Variation
Cash and balances with central banks	340	738	398
Securities portfolio	194	420	227
Loans and receivables	760	1,649	889
Tangible assets	53	116	62
Other assets	77	167	90
TOTAL ASSETS	1,424	3,090	1,666
Deposits from central banks and credit institutions	6	12	6
Customer deposits	1,050	2,278	1,229
Provisions	72	157	85
Other liabilities	118	257	139
TOTAL LIABILITIES	1,246	2,704	1,458

	Millions of euros
2015 summarized income statements	Estimated exchange rate	SIMADI	Variation
NET INTEREST INCOME	156	338	182
GROSS INCOME	174	378	204
Administration costs	55	120	65
NET OPERATING INCOME	69	150	81
OPERATING PROFIT BEFORE TAX	70	151	82
Tax income	(68)	(148)	(80)
PROFIT	2	4	2
Protif attributable to non-controlling interests	-	-	-
PROFIT ATTRIBUTABLE TO PARENT COMPANY	2	4	2

2.2.17     Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

●	Interest income and expenses and similar items:

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

●	Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

-	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to single acts, which are recognized when this single act is carried out.

●	Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

●	Deferred collections and payments:

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

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are accrued over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognized.

2.2.20      Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

●	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

●	Prices may be quoted in a relatively stable foreign currency;

●	Interest rates, wages and prices are linked to a price index;

●	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “ Financial Reporting in Hyperinflationary Economies”.

The breakdown of the General Price Index and the inflation index used as of December 31, 2015, 2014 and 2013 for the inflation restatement of the financial statements of the Group companies located in Venezuela is as follows:

General Price Index as of December 31	2015 (*)	2014	2013
GPI		839.50	498.10
Average GPI		658.70	406.17
Inflation of the period	170.0%	68.5%	56.2%

(*)

As of December 31, 2015, the Venezuelan government had not released the official inflation figures since December 2014. However, in January 15, 2016 the official inflation index corresponding to September 30, 2015 was published, reflecting an inflation index of 108.7% from January to September 2015 and an annual inflation rate of 141.5%. At the date of preparation of these consolidated financial statements, the Group has estimated the inflation rate applicable to December 31, 2015, based on the best estimate of BBVA Research of the Group (170%) in line with other estimates made by various international organizations.

During the year ended December 31, 2015, the losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €45 million.

2.3     Recent IFRS pronouncements

Changes introduced in 2015

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2015. They have not had a material impact on the BBVA Group’s consolidated financial statements corresponding to the period ended December 31, 2015.

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

Annual Improvements cycle to IFRSs 2010-2012

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

Standards and interpretations issued but not yet effective as of December 31, 2015

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of December 31, 2015. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets. With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss. Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

Impairment requirements will apply to financial assets measured at amortized cost and at fair value through other comprehensive income, and to lease receivables and certain loan commitments and financial guarantee contracts. At initial recognition, an allowance is required for expected credit losses resulting from default events that may occur within the next 12 months (“12 month expected credit losses”).In the event of a significant increase in credit risk, an allowance is required for expected credit losses resulting from all possible default events over the expected life of the financial instrument (“lifetime expected credit losses”).The assessment of whether the credit risk has increased significantly since initial recognition should be performed for each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. The assessment of credit risk, and the estimation of expected credit losses, should be performed so that they are probability-weighted and unbiased and shall include all available information that is relevant to the assessment, including information about past events, current conditions and reasonable and supportable expectations of future events and economic conditions at the reporting date. As a result, the goal is for the recognition and measurement of impairment to be more proactive and forward-looking than under the current incurred loss model of IAS 39. Theoretically, an increase in the total level of impairment allowances is expected, since all financial assets will be assessed for at least 12 month expected credit losses and the population of financial assets to which lifetime expected credit losses will be applied is expected to be larger than the population for which there is objective evidence of impairment under IAS 39

IFRS 9 will also affect hedge accounting, because the focus of the Standard is different from that of the current IAS 39, as it tries to align the accounting requirements with economic risk management. IFRS 9 will also permit to apply hedge accounting to a wider range of risks and hedging instruments. The Standard does not address the accounting for the macro hedging strategies. To avoid any conflict between the current macro hedge accounting and the new general hedge accounting requirements, IFRS 9 includes an accounting policy choice to continue applying hedge accounting according to IAS 39.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

During 2015, the Group has been analyzing this new Standard and the implications it will have in 2018 on the classification of portfolios and the valuation models for financial instruments, focusing on impairment loss models for financial assets through expected loss models.

In 2016, the Group will continue working on the definition of accounting policies, on the implementation of the Standard, which has implications both on the financial statements and on the Group’s daily operations (initial and subsequent risk assessment, changes in systems, management metrics, etc.), and also on the models used for the presentation of financial statements.

As of the date of preparation of these Consolidated Financial Statements, the Group does not have an estimation of the quantitative impact that this Standard will have on January 1, 2018 when it will come into force. The Group expects to have a parallel calculation during 2017 in order to have comparative information for the previous year when the Standard comes into effect.

Amended IFRS 7 - “Financial instruments: Disclosures”

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

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

Amended IAS 27 – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is permitted.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

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

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

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

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

●	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

●

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

●

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IAS 12 - “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

The amendments made to IAS 12 clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The following aspects are clarified:

●

An unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference regardless of whether the holder expects to recover its carrying amount by holding the debt instrument until maturity or by selling the debt instrument.

●

An entity assesses the utilization of deductible temporary differences in combination with other deductible temporary differences. In circumstances in which tax laws restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the appropriate type.

●

An entity’s estimate of future taxable profit can include amounts from recovering assets for more than their carrying amounts if there is sufficient evidence to conclude that it is probable that the entity will achieve this.

●	An entity’s estimate of future taxable profit excludes tax deductions resulting from the reversal of deductible temporary difference.

These modifications will be applied to the accounting periods beginning on or after January 1, 2017, although early application is permitted.

IFRS 16 - “Leases”

On January 13, 2016 the IASB issued the IFRS 16 which will replace IAS 17. The new standard introduces a single lessee accounting model and will require a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of–use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and account for those two types of leases differently.

The standard will be applied to the accounting years starting on or after January 1, 2019, although early application is permitted if IFRS 15 is also applied.

IAS 7 - “Statement of Cash Flows. Disclosure Initiative”

The amendments to IAS 7 introduce the following new disclosure requirements related to changes in liabilities arising from financing activities, to the extent necessary to enable users of financial statements to evaluate changes in those liabilities: changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes.

Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows arising from financing activities. Additionally, the disclosure requirements also apply to changes in financial assets if cash flows from those financial assets were, or future cash flows will be, included in cash flows from financing activities.

These modifications will be applied to the accounting periods beginning on or after January 1, 2017, although early application is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of December 31, 2015 on the Group’s subsidiaries, consolidated structured entities, and investments in associate entities and joint venture entities. Appendix III shows the main changes in investments for the year ended December 31, 2015, and Appendix IV gives details of the consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2015.

The following table sets forth information related to the Group’s total assets as of December 31, 2015, 2014 and 2013, broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group Total Assets. Entities by Main Activities	2015	2014	2013
Banks and other financial services	718,204	601,794	556,262
Insurance and pension fund managing companies	25,741	23,370	19,949
Other non-financial services	6,133	6,778	6,486
Total	750,078	631,942	582,697

The total assets and results of operations broken down by the geographical areas, in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with active presence in other countries, as shown below:

●	Spain

The Group’s activity in Spain is mainly through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities and since April 24, 2015 the balance sheet and the results of Catalunya Banc.

●	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

●	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2015, are consolidated (see Note 2.1).

●	United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York BBVA branch and a representative office in Silicon Valley (California).

●	Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group BBVA also has a representative office in Istanbul.

●	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

●	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi, Sydney and Jakarta).

Changes in the Group in 2015

During 2015, it has been registered the full consolidation of Garanti since the date of effective control (third quarter) and the acquisition of Catalunya Banc (second quarter). These effects impact on the period-on-period comparison of all the accounting lines of the Group balance sheet and the income statement.

Investments

Acquisition of an additional 14.89% of Garanti

On November 19, 2014, the Group signed a new agreement with Dogus Holding AS, Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter “Dogus”) to, among other terms, the acquisition of 62,538,000,000 additional shares of Garanti (equivalent to 14.89% of the capital of this entity) for a maximum total consideration of 8.90 Turkish lira per batch (Garanti traded in batches of 100 shares each).

In the same agreement stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27, 2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to Turkish Liras 0,135 per batch.

On July 27, 2015, after obtaining all the required regulatory approvals, the Group has materialized said participation increase after the acquisition of the new shares. Now the Group’s interest in Garanti is 39.9%.

The total price effectively paid by BBVA amounts to 8.765 TL per batch (amounting to approximately TL 5,481 million and €1,857 million applying a 2,9571 TL/EUR exchange rate).

In accordance with the IFRS-IASB accounting rules, and as a consequence of the agreements reached, the BBVA Group shall, at the date of effective control, measure at fair value its previously acquired stake of 25.01% in Garanti (classified as a joint venture accounted for using the equity method) and shall consolidate Garanti in the consolidated financial statements of the BBVA Group, beginning on the above-mentioned effective control date.

Measuring the above-mentioned stake in Garanti Bank at fair value resulted in a negative impact in “Gains (Losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement of the BBVA Group for the year ended December 31, 2015, which resulted in a net negative impact in the Profit attributable to parent company of the BBVA Group in 2015 amounting to €1,840 million. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of December 31, 2015, these exchange rate differences were already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group.

The agreements with the Dogus group include an agreement for the management of the bank and the appointment by the BBVA Group of the majority of the members of its Board of Directors (7 of 10). The 39.9% stake in Garanti is consolidated in the BBVA Group, because of these management agreements.

As of December 31, 2015, Garanti Group has total assets of approximately €90,000 million, of which approximately €55,000 million are loans to customers, and a volume of customer deposits of approximately €75,000 million. The contribution of Garanti to the 2015 consolidated income statement, regardless the above mentioned stake in Garanti Bank at fair value, has been €371 million (see Note 6).

The amount that Garanti Group would have contributed to the consolidated Group had that business combination been performed at the start of 2015 would be €539 million, regardless the above mentioned stake in Garanti Bank at fair value.

As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of this negative consolidation difference in accordance with IFRS 3 has not yet been completed, although the Group does not expect any significant changes in the valuations of the assets and liabilities related to this acquisition (see Note 18.1)

The Group estimate as of December 31, 2015, according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Garanti, along with the identified intangible assets, and cash payment made by the BBVA Group in consideration of the transaction generated a goodwill of €622 million, which is registered under the heading “Intangible assets - Goodwill” in the accompanying consolidated balance sheets as of December 31, 2015, although, as mentioned above, this estimation is provisional. According to the IFRS 3, there is a period, up to a year, to complete the necessary adjustments to the calculation of initial acquisition (see Note 18.1).

Acquisition of Catalunya Banc

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

On April 24, 2015, once the necessary authorizations have been obtained and all the agreed conditions precedent have been fulfilled, BBVA announced that it acquired 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

As of December 31, 2015, Catalunya Banc contributed with a volume of assets of approximately €40,000 million, of which approximately €19,000 million corresponded to “Loans and advances to customers”. “Customer deposits” amounted to approximately €36,000 million.

The amount that Catalunya Banc would have contributed to the consolidated Group had that business combination been performed at the start of 2015 is not material.

As of December 31, 2015, according to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc, and the cash payment made to the FROB in consideration of the transaction generated a difference of €26 million, which is registered under the heading “Negative Goodwill in business combinations” in the accompanying consolidated income statement as of December 31, 2015. According to the IFRS 3, there is a period, up to a year, to complete the necessary adjustments to the calculation of initial acquisition (see Note 18.1).

Divestitures

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015 the Group BBVA signed an agreement to sell 4.9% in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares will be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares will be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale.

The selling price to UBS is HK$ 5.73 per share, amounting to a total of HK$ 13,136 million, equivalent to approximately €1,555 million (with an exchange rate of EUR/HK$=8.45 as of the date of the closing).

In addition to the above mentioned 4.9%, during the year ended December 31, 2015 various sales were made in the market to total a 6.34% participation sale. The impact of these sales on the consolidated financial statements of the BBVA Group was a gain net of taxes of approximately €705 million. This gain gross of taxes was recognized under “Gains (losses) in non-current assets available for sale not classified as discontinued operations” (See Note 49).

As of December 31, 2015, BBVA holds a 3.26% (€910 million) interest in CNCB, this participation is recognized under the heading “Available for sale financial assets”.

Sale of the participation in Citic International Financial Holding (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its participation of 29.68% in Citic International Financial Holdings Limited (hereinafter “CIFH”), to China CITIC Bank Corporation Limited (hereinafter “CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The selling price is HK$8,162 million. The closing of such agreement is subject to the relevant regulatory approvals. The estimated impact on the attributable profit of the consolidated financial statements of the BBVA Group will not be significant.

On August 27, BBVA completed the sale of this participation. The impact on the consolidated financial statements of the BBVA Group was not significant.

Changes in the Group in 2014

In 2014 there were no significant changes.

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

After deducing such distribution of dividends the capital gain gross of taxes amounted to approximately €230 million which was recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement in 2013 (see Note 49).

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

On October 2, 2013, BBVA completed the sale. The total amount in cash received by BBVA was approximately 1,540 million U.S. dollars (“USD”), taking into account the purchase price amounting to roughly 1,310 million USD as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly 230 million USD. The gain on disposal, attributable to the Parent company net of taxes, amounted to approximately €500 million which was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (See Note 49).

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

The gain on disposal, attributable to parent company net of taxes, amounted to approximately €206 million at the moment of the sale and such gain was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49).

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

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price was US$ 541.4 million. The gain on disposal, attributable to parent company net of taxes, amounted to approximately €255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49).

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

The total sale price was USD 1,735 million (approximately €1,327 million). The gain on disposal, attributable to parent company net of taxes, was approximately €771 million, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49).

Agreement with Citic Group

As of October 21, 2013, BBVA reached a new agreement with the Citic Group that included among other aspects the sale of its 5.1% stake in China Citic Bank Corporation Limited (CNCB) to Citic Limited for an amount of approximately €944 million, after this sale, the stake of BBVA in CNCB was reduced to the 9.9%.

In accordance with IFRS 11, the new situation implies a change in the accounting criteria applied to the participation of BBVA in CNCB, being now a no material financial participation recognized under the heading “Available-for-sale financial assets” (see Notes 12 and 16).

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

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

During 2011, 2012, 2013 and 2014, a shareholder remuneration system called the “Dividend Option” was implemented.

Under this remuneration scheme, BBVA offers its shareholders the opportunity to receive part of their remuneration in the form of new ordinary shares; however, they can still choose to receive it in cash by selling their free allocation rights to BBVA (in execution of the commitment assumed by BBVA to acquire the free allocation rights attributed to the shareholders at a guaranteed fixed price) or by selling their free allocation rights on the market at the prevailing market price at that time.

On March 25, 2015, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each). 90.31% of shareholders opted to receive their remuneration in the form of ordinary shares of BBVA (see Note 25). The other 9.69% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98; said shareholders were paid in cash at a gross fixed price of €0.13 per right, registered in “Total Equity- Dividends and remuneration” of the consolidated balance sheet as of December 31, 2015.

On September 30, 2015, the Executive Committee approved the execution of the second of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €30,106,631.94 (61,442,106 shares at a €0.49 par value each). 89.65% of shareholders opted to receive their remuneration in the form of shares. The other 10.35% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 652,564,118 rights for a total amount of €52,205,129.44, said shareholders were paid in cash at a gross fixed price of €0.08 per right, registered in “Total Equity- Dividends and remuneration” of the consolidated balance sheet as of December 31, 2015

Dividends

At its meeting of July 1, 2015, the Board of Directors of BBVA approved the payment of an interim cash dividend against 2015 earnings of €0.08 gross (€0.0644 net) per outstanding share. This amount was paid on July 16, 2015.

At its meeting of December 22, 2015, the Board of Directors of BBVA approved the payment of an interim cash dividend against 2015 earnings of €0.08 gross (€0.0648 net) per outstanding share to be paid on January 12, 2016.

The expected financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

	Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2015	November 30, 2015
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	1,596	1,981
Less -
Estimated provision for Legal Reserve	13	19
Acquisition by the bank of the free allotment rights in 2015 capital increase	78	131
Additional Tier I capital instruments remuneration	96	212
Interim dividends for 2015 already paid	-	504
Maximum amount distributable	1,408	1,115
Amount of proposed interim dividend	504	509

BBVA cash balance available to the date	3,360	2,870

The first amount of the 2015 interim dividend which was paid to the shareholders on July 16, 2015, after deducting the treasury shares held by the Group’s entities, amounted to €504 million, and was recognized under the heading “Stockholders’ funds – Dividends and remuneration” of the consolidated balance sheet as of December 31, 2015.

The dividend which was paid to the shareholders on January 12, 2016, after deducting the treasury shares held by the Group’s companies, amounted to €506 million and was recognized under the heading “Stockholders’ funds - Dividends and remuneration” of the consolidated balance sheet as of December 31, 2015.

The allocation of earnings for 2015 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Millions of Euros
Allocation of Earnings	2015
Profit for year (*)	2,864
Distribution:
Interim dividends	1,014
Acquisition by the bank of the free allotment rights(**)	131
Additional Tier 1 securities	212
Legal reserve	19
Voluntary reserves	1,488

(*)	Net Income of BBVA S.A. (see Appendix IX).
(**)	Concerning to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option”

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms

The Bank issued additional share capital in 2015, 2014 and 2013 (see Note 25). In accordance with IAS 33, when there is a capital increase earnings per share, basic and diluted, should be recalculated for previous periods applying a corrective factor to the denominator (the weighted average number of shares outstanding) This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for December 2014 and 2013 was recalculated on this basis.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2015	2014 (*)	2013 (*)
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	2,642	2,618	2,084
Adjustment: Mandatory convertible bonds interest expenses (1)	(212)	(126)	(35)
Profit adjusted (millions of euros) (A)	2,430	2,492	2,049
Profit from discontinued operations (net of non-controlling interest) (B)	-	-	1,819
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (2)	6,290	5,905	5,597
Weighted average number of shares outstanding x corrective factor (3)	6,290	6,059	5,963
Adjusted number of shares - Basic earning per share (C)	6,290	6,059	5,963
Adjusted number of shares - diluted earning per share (D)	6,290	6,059	5,963
Earnings per share	0.39	0.41	0.34
Basic earnings per share from continued operations (Euros per share)A-B/C	0.39	0.41	0.04
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.39	0.41	0.04
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-	0.31
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-	0.31

(1)	Remuneration in the period related to contingent convertible securities (See Note 21.4)
(2)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.
(3)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2015, 2014 and 2013, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason the basic and diluted earnings are matched.

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

During 2015, there have been changes in the reporting structure of the operating segments of the BBVA Group with regard to the current structure during 2014. The increase of participation in Garanti up to 39.9%, (see Note 3), the balance sheet and income statement of Garanti is now presented separately from the Eurasia operating segment. Additionally, some operating expenses related to technology are reclassified from the Corporate Center to the area of banking activities in Spain are reclassified. This reclassification is a result of the transfer of management skills, resources and responsibilities, in terms of technology from the Corporate Center to the area of banking activities in Spain. Thus the business areas are now as follows:

●

Banking activity in Spain includes, as in previous years, the Retail Network, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet. Since April 24 it also includes the activity, balance sheet and earnings of the banking business of Catalunya Banc.

●	Real estate activity in Spain

It mainly combines loans to real-estate developers and foreclosed real estate assets.

●	Turkey

Includes the 39.9% stake in Garanti as of December 31, 2015.

●	Mexico

Comprising of the banking and insurance businesses. The banking business includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

●	The United States

Encompasses the Group’s businesses in the United States.

●	South America

Includes the banking and insurance businesses that BBVA carries out in the region.

●	Rest of Eurasia

Includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the BBVA Group in the area.

Finally, Corporate Center is an aggregate that contains the remainder of the items that have not been allocated to the other operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles; and the results of certain corporate transactions.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2015, 2014 and 2013 is as follows:

	Millions of Euros
Total Assets by Operating Segments	2015	2014 (*)	2013 (*)
Banking Activity in Spain	339,643	318,446	314,956
Real Estate Activity in Spain	17,310	17,365	19,975
Turkey (**)	89,003	22,342	19,453
Rest of Eurasia	23,626	22,325	21,771
Mexico	99,472	93,731	81,801
South America	70,661	84,364	77,874
United States	86,454	69,261	53,046
Subtotal Assets by Operating Segments	726,170	627,834	588,876
Corporate Center and other adjustments (***)	23,908	4,108	(6,179)
Total Assets BBVA Group	750,078	631,942	582,697

(*)	The figures corresponding to December 2014 and 2013 have been restated in order to allow homogeneous comparisons due to changes in the scope of operating segments.
(**)

The information is presented under management criteria, pursuant to which Garanti’s assets and liabilities in 2014 and 2013 have been proportionally integrated based on our 25.01% interest in Garanti. After the agreement mentioned in Note 3 came into effect and the Garanti Group began consolidating.

(***)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti was accounted for using the equity method until the acquisition of an additional 14.89% rather than using the management criteria referred above.

The attributable profit and main earning figures in the consolidated income statements for the year ended December 31, 2015 by operating segments are as follows:

		Millions of Euros
		Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Adjusments (*)
2015
Net interest income	16,022	4,000	66	2,194	183	5,393	3,202	1,811	(424)	(404)
Gross income	23,362	6,804	(16)	2,434	473	7,069	4,477	2,652	(212)	(318)
Net operating income (**)	11,254	3,302	(150)	1,273	121	4,456	2,498	846	(982)	(109)
Operating profit /(loss) before tax	4,603	1,492	(713)	853	111	2,769	1,814	705	(1,152)	(1,276)
Profit	2,642	1,046	(492)	371	76	2,090	905	537	(1,891)	-
2014 (***)
Net interest income	14,382	3,830	(38)	735	189	4,910	4,699	1,443	(651)	(734)
Gross income	20,725	6,621	(220)	944	736	6,522	5,191	2,137	(575)	(632)
Net operating income (**)	10,166	3,534	(373)	550	393	4,115	2,875	640	(1,328)	(240)
Operating profit /(loss) before tax	3,980	1,220	(1,287)	392	320	2,519	1,951	561	(1,615)	(83)
Profit	2,618	858	(901)	310	255	1,915	1,001	428	(1,249)	-
2013 (***)
Net interest income	13,900	3,838	4	713	195	4,478	4,660	1,402	(678)	(713)
Gross income	20,752	6,103	(111)	929	788	6,194	5,583	2,047	(343)	(439)
Net operating income (**)	9,956	2,860	(253)	522	459	3,865	3,208	618	(1,290)	(34)
Operating profit /(loss) before tax	954	1	(1,868)	339	248	2,358	2,354	534	(1,421)	(1,590)
Profit	2,084	428	(1,268)	264	185	1,802	1,224	390	(941)	-

(*)

Includes adjustments due to the fact. In our Consolidated Financial Statements, Garanti Group was accounted for using the equity method instead of using management criteria as referenced earlier (see Note 3). Additionally, the sale of the 6.34% stake in CNCB and the result of the fair value measurement of the stake we already held in Garanti at the time we acquired our additional 14.89% stake in Garanti are under the heading “operating profit before taxes” whereas using management criteria are under the heading of “Results from corporate operations” below the tax income (see Note 3).

(**)	Gross Income less Administrative Cost and Amortization
(***)	The figures corresponding to 2014 and 2013 have been restated in order to allow homogeneous comparisons due to changes in the scope of operating segments (see Note 1.3).

7.	Risk management

7.1	General risk management and control model

The BBVA Group has an overall control and risk management model (hereinafter ‘the model’) tailored to their business, their organization and the geographies in which it operates, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances of each instance. The model establishes a system of appropriate risk management regarding risk profile and strategy of the Group.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

●	Governance and organization.

●	Risk appetite.

●	Decisions and processes.

●	Assessment, monitoring and reporting.

●	Infrastructure.

The Group encourages the development of a risk culture to ensure consistent application of the control and risk management Modell in the Group, and to ensure that the risk function is understood and assimilated at all levels of the organization.

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

On the basis established by the Board of Directors, the Executive Committee approves specific corporate policies for each type of risk. Furthermore, the committee approves the Group’s risk limits and monitors them, being informed of both limits excess occurrences and, where applicable, the appropriate corrective measures taken.

Lastly, the Board of Directors has set up a Board committee specializing in risks, the Risk Committee. This committee is responsible for analyzing and regularly monitoring risks within the remit of the corporate bodies and assists the Board and the SC in determining and monitoring the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy management and the application of corporate policies approved by the corporate bodies.

The head of the risk function in the executive hierarchy is the Group’s Chief Risk Officer (“CRO”), who carries out its functions with independence, authority, capacity and resources to do so. He is appointed by the Board of Directors of the Bank as a member of its Senior Management, and has direct access to its corporate bodies (Board of Directors, Executive Committee and Risk Committee), who reports regularly on the status of risks to the Group.

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

●

The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the CRO, within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the CRO to the Bank’s corporate bodies.

Their functions include:

-	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

-	Risk planning aligned with the risk appetite principles defined by the Group.

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

●

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

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses. The members of this Committee are the Group’s CRO and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The GRMC carries out its functions assisted by various support committees which include:

●	Global Technical Operations Committee: It is responsible for decision-making related to wholesale credit risk admission in certain customer segments.

●

Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

●

Asset Allocation Committee: The executive body responsible for analysis and decision-making on all credit risk matters related to the processes intended for obtaining a balance between risk and return in accordance with the Group’s risk appetite.

●

Technology and Methodologies Committee: It determines the need for new models and infrastructures and channels the decision-making related to the tools needed for managing all the risks to which the Group is exposed.

●

Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

●	Global Market Risk Unit Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units.

●	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

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

For this purpose, the Risk area also has a Technical area independent from the units that develop risk models, manage running processes and controls, which gives the Risk Committee of the Board the necessary technical support to better perform their functions.

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

The Group’s risk appetite, approved by the Board of Directors, determines the risks (and their level) that the Group is willing to assume to achieve its business targets. These are expressed in terms of capital, financial structure, profitability, recurrent earnings, cost of risk or other metrics. The definition of the risk appetite has the following goals:

●	To express the Group’s strategy and the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

●

To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) which could compromise the future viability of the Group.

●	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

●	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

●	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite is expressed through the following elements:

●	Risk appetite statement: sets out the general principles of the Group’s risk strategy and the target risk profile.

BBVA’s risk policy aims to maintain the risk profile set out in the Group’s risk appetite statement, which is reflected in a series of metrics (fundamental metrics and limits).

●	Fundamental metrics: they reflect, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement.

●	Limits: they establish the risk appetite at geographical and/or business area, legal entity and risk type level, or any other level deemed appropriate, enabling its integration into management.

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

The aim of the organization is not to eliminate all risks faced, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

The risk appetite defined by the Group expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress. The risk appetite is integrated in the management and determines the basic lines of activity of the Group, because it sets the framework within the budget is developed.

Fundamental metrics

Those metrics that characterize the Group’s objective behavior (as defined in the statement), enabling the expression of the risk culture at all levels in a structured and understandable manner. They summarize the Group’s goals, and are therefore useful for communication to the stakeholders.

The fundamental metrics are strategic in nature. They are disseminated throughout the Group, understandable and easy to calculate, and objectifiable at business and/or geographical area level, so they can be subject to future projections.

Limits

Limits are metrics that determine the Group’s strategic positioning for the different types of risk: credit, ALM (Asset Liability Management), liquidity, markets, operational. They differ from the fundamental metrics in the following respects:

●	They are levers, not the result. They are a management tool related to a strategic positioning that must be geared toward ensuring compliance with the fundamental metrics, even in an adverse scenario.

●	Risk metrics: a higher level of specialization, they do not necessarily have to be disseminated across the Group.

●	Independent of the cycle: they can include metrics with little correlation with the economic cycle, thus allowing comparability that is isolated from the specific macroeconomic situation.

Thus, they are levers for remaining within the thresholds defined in the fundamental metrics and are used for day-to-day risk management. They include tolerance limits, sub-limits and alerts established at the level of business and/or geographical areas, portfolios and products. During 2015, the Risk Appetite metrics evolved in line with the set profile.

7.1.3      Decisions and processes

The transfer of risk appetite to ordinary management is supported by three basic aspects:

●	A standardized set of regulations

●	Risk planning

●	Integrated management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

●	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

●	Simplicity: an appropriate and sufficient number of documents.

●	Standardization: a standardized name and content of document.

●	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

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

Daily risk management

All risks must be managed integrally during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

●	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

●	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

●	Formalization: includes the risk origination, approval and formalization stages.

●	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

●	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4      Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite approved by the corporate bodies, even in adverse scenarios. The materialization of this process covers all the categories of material risks and has the following objectives:

●	Assess compliance with the risk appetite at the present time, through monitoring of the fundamental management metrics and limits.

●

Assess compliance with the risk appetite in the future, through the projection of the risk appetite variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

●	Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite, through the development of a risk repository and an analysis of the impact of those risks.

●	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

●	Supervise the key variables that are not a direct part of the risk appetite, but that condition its compliance. These can be either external or internal.

The following phases need to be developed for undertaking this process:

●	Identification of risk factors, aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite.

●

Impact evaluation. This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite metrics, through the occurrence of a given scenario.

●

Response to undesired situations and realignment measures. Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

●	Monitoring. The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

●

Reporting. This aims to provide information on the assumed risk profile by offering accurate, complete and reliable data to the corporate bodies and to senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the risks.

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

The principles that govern the Group risk technology are:

●	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

●	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

●	Automation of the main processes making up the risk management cycle.

●	Appropriateness: provision of adequate information at the right time.

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

●

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

●

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

●

Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc. which contribute to the achievement Model objectives.

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

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

●	Macroeconomic and geopolitical risks

-

The increased economic slowdown in China’s economy and its impact on other emerging economies through energy prices and raw materials, along with possible difficulties in the European economic recovery meant key points for the Group.

-

In addition, financial institutions are exposed to the risks of political and social instability in the countries in which they operate, which can have significant effects on their economies and even regionally.

In this regard the Group’s geographical diversification is a key to achieving a high level of recurring revenues, despite environmental conditions and economic cycles of the economies in which it operates.

●	Regulatory, legal, tax and reputational risks

-

Financial institutions are exposed to a complex and ever-changing regulatory and legal environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation.

-

The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group’s reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and best practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

-

The financial sector is exposed to increasing litigation, so the financial institutions are having to face a large number of proceedings whose economic consequences are difficult to determine. The Group manages and monitors these proceedings to defend its interests, where necessary allocating the corresponding provisions to cover them, following the expert criteria of internal lawyers and external attorneys responsible for the legal handling of the procedures, in accordance with applicable legislation.

●	Business and operational risks

-

New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

-

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

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

●	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the internal relevant body.

●	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

●	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

●	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

●

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

7.3.1      Credit risk exposure

In accordance with IFRS 7, “Financial Instruments: Disclosures” the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2015, 2014 and 2013 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2015	2014	2013
Financial assets held for trading		37,424	39,028	34,473
Debt securities	10	32,826	33,883	29,601
Government		29,454	28,212	24,696
Credit institutions		1,766	3,048	2,734
Other sectors		1,606	2,623	2,172
Equity instruments		4,534	5,017	4,766
Customer lending		65	128	107
Other financial assets designated at fair value through profit or loss		2,311	2,761	2,413
Loans and advances to credit institutions		62	-	-
Debt securities	11	173	737	663
Government		132	141	142
Credit institutions		29	16	16
Other sectors		11	580	506
Equity instruments		2,075	2,024	1,750
Available-for-sale financial assets		113,710	95,049	77,972
Debt securities	12	108,448	87,679	71,861
Government		81,579	63,764	48,728
Credit institutions		8,069	7,377	10,431
Other sectors		18,800	16,538	12,702
Equity instruments		5,262	7,370	6,111
Loans and receivables		476,396	386,653	365,941
Loans and advances to credit institutions	13.1	33,014	27,089	22,902
Loans and advances to customers	13.2	432,856	352,900	338,558
Government		38,611	37,113	32,601
Agriculture		4,315	4,348	5,008
Industry		56,913	37,580	28,829
Real estate and construction		38,964	33,152	40,699
Trade and finance		43,576	43,880	47,417
Loans to individuals		194,288	158,586	150,678
Other		56,188	38,242	33,325
Debt securities	13.3	10,526	6,663	4,481
Government		3,275	5,608	3,175
Credit institutions		125	81	297
Other sectors		7,126	975	1,009
Derivatives (trading and hedging)		49,350	47,248	41,294
Total Financial Assets Risk		679,193	570,739	522,093
Financial guarantees (Bank guarantees, letter of credits,..)		49,876	33,741	33,543
Drawable by third parties		123,620	96,714	87,542
Government		2,570	1,359	4,354
Credit institutions		921	1,057	1,583
Other sectors		120,129	94,299	81,605
Other contingent commitments		12,113	9,537	6,628
Total Contingent Risks and Commitments	32	185,609	139,993	127,712

Total Maximum Credit Exposure		864,802	710,732	649,805

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

●

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of trading and hedging derivatives.

●	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

●	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

-

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

-

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

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

●	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

●

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

●	Assessment of the repayment risk (asset liquidity) of the guarantees received.

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

The following is a description of the main types of collateral for each financial instrument class:

●	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

●

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

●

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

●	Loans and receivables:

-	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

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

Collateralized loans granted by the Group as of December 31, 2015, 2014 and 2013 excluding balances deemed impaired, is broken down in the table below:

		Millions of Euros
Collateralized Credit Risk	Notes	2015	2014	2013
Mortgage loans	13.2	144,203	124,097	125,564
Operating assets mortgage loans		6,813	4,062	3,778
Home mortgages		120,164	109,031	108,745
Rest of mortgages		17,226	11,005	13,041
Secured loans, except mortgage	13.2	57,041	28,419	23,660
Cash guarantees		479	468	300
Secured loan (pledged securities)		734	518	570
Rest of secured loans (*)		55,828	27,433	22,790
Total		201,244	152,517	149,224

(*)	Includes loans with cash collateral, other financial assets with partial collateral.

●	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.3.3      Financial instrument netting

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the consolidated balance sheet only when the Group’s entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparts, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a purchase agreement there has greatly increased the volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2015:

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
December 2015	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B )	Net Amount Presented in the Condensed Consolidated Balance Sheets (C =A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Derivative financial assets	10, 14	52,244	7,805	44,439	30,350	5,493	8,597
Reverse repurchase, securities borrowing and similar agreements	34	21,531	4,596	16,935	17,313	24	(402)
Total Assets		73,775	12,401	61,374	47,663	5,517	8,195
Derivative financial liabilities	10, 14	53,298	8,423	44,876	30,350	9,830	4,696
Repurchase, securities lending and similar agreements	34	72,998	4,596	68,402	68,783	114	(495)
Total Liabillities		126,296	13,019	113,278	99,133	9,944	4,201

7.3.4         Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

●	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

●

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

Risk concentrations by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas December 2015	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Rest	Total
Financial assets -
Financial assets held for trading	17,726	30,701	16,866	7,095	220	3,977	1,743	78,327
Loans and advances to customers	-	-	-	65	-	-	-	65
Debt securities	8,037	5,491	13,032	4,072	48	1,975	169	32,825
Equity instruments (*)	2,038	1,546	411	231	32	137	139	4,534
Derivatives	7,651	23,663	3,422	2,727	140	1,865	1,434	40,902
Other financial assets designated at fair value through profit or loss	243	168	1,885	3	9	2	-	2,311
Loans and advances to credit institutions	53	-	-	-	9	-	-	62
Debt securities	106	55	9	3	-	-	-	173
Equity instruments (*)	84	113	1,876	-	-	2	-	2,075
Available-for-sale portfolio	48,506	16,572	12,580	13,517	12,824	5,593	3,323	112,914
Debt securities	45,567	15,956	12,539	13,484	12,738	5,168	2,346	107,797
Equity instruments (*)	2,939	425	41	617	33	86	977	5,116
Loans and receivables	207,135	35,655	57,281	62,664	55,652	50,286	5,620	474,293
Loans and advances to credit institutions	3,732	15,114	5,108	4,065	1,930	1,950	1,047	32,947
Loans and advances to customers	194,536	20,500	52,173	57,553	53,461	48,032	4,553	430,808
Debt securities	8,866	40	-	1,046	261	304	20	10,538
Held-to-maturity investments	-	-	-	-	-	-	-	-
Hedging derivatives and macrohedging adjustments	1,173	1,397	702	61	214	36	1	3,583
Total Risk in Financial Assets	274,783	84,492	89,313	83,340	68,918	59,894	10,686	671,427
Contingent risks and liabilities
Contingent risks	15,500	10,544	1,270	3,995	11,193	5,517	1,856	49,876
Contingent liabilities	34,861	23,537	22,569	33,070	14,135	6,486	1,075	135,733
Total Contingent Risk	50,361	34,081	23,839	37,065	25,328	12,003	2,931	185,609

Total Risks in Financial Instruments	325,145	118,573	113,152	120,405	94,246	71,897	13,617	857,036

(*)	Equity instruments are shown net of valuation adjustments.

	Millions of Euros
Risks by Geographical Areas December 2014	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	17,461	36,039	17,091	6,126	4,337	2,206	83,258
Loans and advances to customers	-	-	-	128	-	-	128
Debt securities	7,816	6,512	13,747	2,654	2,656	499	33,883
Equity instruments (*)	2,541	1,334	342	457	171	172	5,017
Derivatives	7,103	28,193	3,003	2,886	1,510	1,535	44,229
Other financial assets designated at fair value through profit or loss	189	152	1,836	581	3	-	2,761
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	94	62	-	581	-	-	737
Equity instruments (*)	95	90	1,836	-	3	-	2,024
Available-for-sale portfolio	45,465	13,673	13,169	10,780	6,079	4,958	94,125
Debt securities	42,267	13,348	13,119	10,222	5,973	1,929	86,858
Equity instruments (*)	3,198	326	50	558	106	3,029	7,267
Loans and receivables	185,924	31,597	52,157	52,080	57,911	4,792	384,460
Loans and advances to credit institutions	4,172	13,313	2,497	3,521	2,180	1,291	26,975
Loans and advances to customers	178,735	18,274	49,660	47,635	53,018	3,501	350,822
Debt securities	3,017	9	-	924	2,713	-	6,663
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives and macrohedging adjustments	708	1,699	182	66	14	2	2,672
Total Risk in Financial Assets	249,747	83,160	84,435	69,633	68,344	11,958	567,276
Contingent risks and liabilities
Contingent risks	13,500	8,454	1,220	3,161	5,756	1,650	33,741
Contingent liabilities	25,577	22,973	19,751	29,519	7,343	1,087	106,251
Total Contingent Risk	39,077	31,427	20,971	32,680	13,099	2,738	139,993

Total Risks in Financial Instruments	288,824	114,587	105,406	102,313	81,443	14,696	707,268

(*)	Equity instruments are shown net of valuation adjustments.

	Millions of Euros
Risks by Geographical Areas December 2013	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	14,882	33,091	15,707	2,677	3,412	2,345	72,114
Loans and advances to customers	-	-	-	107	-	-	107
Debt securities	6,320	5,838	13,410	424	2,608	1,002	29,602
Equity instruments (*)	2,752	953	632	118	148	163	4,766
Derivatives	5,810	26,300	1,665	2,028	656	1,180	37,639
Other financial assets designated at fair value through profit or loss	211	106	1,591	503	2	-	2,413
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	107	54	5	497	-	-	663
Equity instruments (*)	104	52	1,586	6	2	-	1,750
Available-for-sale portfolio	42,074	8,587	10,380	7,729	5,626	3,011	77,407
Debt securities	38,732	8,453	10,329	7,247	5,535	1,143	71,439
Equity instruments (*)	3,342	134	51	482	91	1,868	5,968
Loans and receivables	194,383	26,712	44,414	39,650	53,886	4,984	364,031
Loans and advances to credit institutions	5,224	9,171	2,366	2,707	1,909	1,415	22,792
Loans and advances to customers	187,400	17,519	42,048	36,047	50,173	3,569	336,759
Debt securities	1,759	22	-	896	1,804	-	4,481
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	434	2,113	8	60	10	4	2,629
Total Risk in Financial Assets	251,984	70,609	72,100	50,618	62,935	10,344	518,591
Contingent risks and liabilities
Contingent risks	15,172	9,038	767	2,344	5,292	929	33,542
Contingent liabilities	28,096	17,675	16,109	24,485	7,002	803	94,170
Total Contingent Risk	43,268	26,713	16,876	26,829	12,294	1,732	127,712

Total Risks in Financial Instruments	295,252	97,322	88,976	77,447	75,229	12,076	646,303

(*)	Equity instruments are shown net of valuation adjustments.

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

Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2015, 2014 and 2013 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	December 2015
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	74,020	7,323	177,348	258,690	42.8%
Turkey	12,037	3,374	54,161	69,572	11.5%
Italy	10,694	724	1,858	13,276	2.2%
France	1,029	5,796	3,025	9,850	1.6%
Portugal	704	19	4,711	5,433	0.9%
Germany	560	1,473	1,588	3,621	0.6%
United Kingdom	4	7,466	6,547	14,017	2.3%
Ireland	1	96	934	1,031	0.2%
Greece	-	0	57	57	0.0%
Rest of Europe	1,278	2,668	8,769	12,715	2.1%
Subtotal Europe	100,327	28,938	258,998	388,262	64.2%
Mexico	22,192	5,676	46,438	74,306	12.3%
The United States	11,378	3,834	61,738	76,950	12.7%
Venezuela	152	146	845	1,144	0.2%
Rest of countries	3,711	4,470	55,717	63,897	10.6%
Total Rest of Countries	37,433	14,126	164,738	216,297	35.8%
Total Exposure to Financial Instruments	137,760	43,064	423,735	604,559	100.0%

	Millions of Euros
	December 2014
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	68,584	9,040	157,337	234,961	46.5%
Italy	9,823	713	2,131	12,667	2.5%
France	1,078	5,351	2,453	8,883	1.8%
United Kingdom	119	2,923	4,669	7,711	1.5%
Portugal	605	43	4,927	5,574	1.1%
Germany	590	1,129	1,565	3,284	0.6%
Ireland	167	148	565	880	0.2%
Turkey	21	214	246	482	0.1%
Greece	-	-	64	64	0.0%
Rest of Europe	1,182	6,011	4,800	11,993	2.4%
Subtotal Europe	82,170	25,573	178,757	286,499	56.7%
Mexico	31,164	2,757	42,864	76,785	15.2%
The United States	11,241	3,941	52,849	68,031	13.5%
Rest of countries	7,676	4,669	62,052	74,398	14.7%
Total Rest of Countries	50,081	11,367	157,765	219,213	43.3%
Total Exposure to Financial Instruments	132,251	36,939	336,522	505,713	100.0%

	Millions of Euros
	December 2013
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	59,114	11,870	166,677	237,661	51.1%
United Kingdom	3	5,405	4,377	9,785	2.1%
Italy	3,888	422	2,617	6,927	1.5%
France	942	2,640	2,316	5,898	1.3%
Portugal	385	238	5,179	5,802	1.2%
Germany	1,081	1,338	1,206	3,625	0.8%
Ireland	-	221	487	708	0.2%
Turkey	10	65	163	238	0.1%
Greece	-	-	72	72	0.0%
Rest of Europe	2,608	2,552	4,239	9,399	2.0%
Europe	68,031	24,751	187,333	280,115	60.2%
Mexico	26,629	2,810	38,312	67,751	14.6%
The United States	5,224	3,203	41,872	50,299	10.8%
Rest of countries	7,790	5,480	53,649	66,919	14.4%
Total Rest of Countries	39,643	11,493	133,833	184,969	39.8%
Total Exposure to Financial Instruments	107,674	36,244	321,166	465,084	100.0%

(*)

In addition, as of December 31, 2015, 2014 and 2013, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €2,584 million, €1,659 million and €1,942 million, respectively.

The exposure to sovereign risk set out in the above tables includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

For additional information on sovereign risk in Europe see Appendix XI

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8. Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risk related to the developer and Real-Estate sector in Spain

One of the main Group activities of the Group in Spain is focused on developer and mortgage loans. The policies and strategies established by the Group to deal with risks related to the developer and real-estate sector are explained below:

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

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

With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

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

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note 7.3.9). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

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

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix XII.

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

●

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

●

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

●

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

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2015:

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

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities (excluding Catalunya Banc) as of December 31, 2015 and 2014:

	December 2015		December 2014
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	27,387	10.97%	30,306	11.49%
A+/A/A-	59,194	23.71%	70,850	26.86%
BBB+	40,059	16.04%	37,515	14.22%
BBB	22,517	9.02%	24,213	9.18%
BBB-	31,996	12.81%	33,129	12.56%
BB+	19,425	7.78%	22,595	8.57%
BB	12,785	5.12%	11,136	4.22%
BB-	6,326	2.53%	6,364	2.41%
B+	6,050	2.42%	7,475	2.83%
B	4,080	1.63%	4,966	1.88%
B-	3,047	1.22%	3,876	1.47%
CCC/CC	16,827	6.74%	11,362	4.31%
Total	249,693	100.00%	263,786	100.00%

7.3.6      Past due but not impaired Risks

The table below provides details by counterpart and by product of past due risks as of December 31, 2015, 2014 and 2013 but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired by counterpart December 2015	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances	3,445	825	404
Central banks	-	-	-
General Governments	154	278	2
Credit institutions and other financial corporations	7	1	14
Non-financial corporations	838	148	48
Households	2,446	399	340
Debt securities	-	-	-
Total	3,445	825	404

	Millions of Euros
Financial Assets Past Due but Not Impaired by counterpart December 2014	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances	3,286	794	657
Central banks	-	-	-
General Governments	33	1	53
Credit institutions and other financial corporations	6	-	17
Non-financial corporations	849	347	136
Households	2,398	446	451
Debt securities	-	-	-
Total	3,286	794	657

	Millions of Euros
Financial Assets Past Due but Not Impaired by counterpart December 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances	3,005	336	220
Central banks	-	-	-
General Governments	63	3	6
Credit institutions and other financial corporation	46	1	-
Non-financial corporations	1,248	133	131
Households	1,648	199	83
Debt securities	-	-	-
Total	3,005	336	220

	Millions of Euros
Financial Assets Past Due but Not Impaired by product December 2015	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
On demand	134	13	7
Credit card	389	74	126
Trade recivables	98	26	22
Finance leases	136	29	21
Other term loans	2,685	682	227
Advances and other	3	-	-
Total	3,445	825	404
Of which: by type of collateral	-	-	-
Mortgage loans	1,342	266	106
Other collateralized loans	589	102	27

	Millions of Euros
Financial Assets Past Due but Not Impaired by product December 2014	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
On demand	77	2	1
Credit card	128	36	12
Trade recivables	271	11	28
Finance leases	167	33	21
Other term loans	2,603	697	592
Advances and other	40	14	2
Total	3,286	794	657
Of which: by type of collateral
Mortgage loans	1,005	539	53
Other collateralized loans	209	9	-

	Millions of Euros
Financial Assets Past Due but Not Impaired by product December 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
On demand	82	1	-
Credit card	108	18	11
Trade recivables	260	26	38
Finance leases	151	17	14
Other term loans	2,163	274	157
Advances and other	241	-	-
Total	3,005	336	220
Of which: by type of collateral
Mortgage loans	1,179	150	106
Other collateralized loans	439	65	26

7.3.7      Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2015, 2014 and 2013, broken down by heading in the accompanying consolidated balance sheets:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	Notes	2015	2014	2013
Asset Instruments Impaired
Available-for-sale financial assets		76	91	90
Debt securities		76	91	90
Loans and receivables		25,363	22,730	25,478
Loans and advances to credit institutions		25	23	29
Loans and advances to customers	13.2	25,333	22,703	25,445
Debt securities		5	4	4
Total Asset Instruments Impaired		25,439	22,821	25,568
Contingent Risks Impaired		664	413	410
Total impaired risks		26,103	23,234	25,978

Below are the details of the impaired financial assets as of December 31, 2015, 2014 and 2013, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Financial Assets by geographic area and time since oldest past-due Amount December 2015	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Spain	11,538	1,148	7,268	19,953
Rest of Europe	372	31	387	790
Mexico	685	313	279	1,277
South America	862	100	200	1,162
The United States	551	78	-	629
Turkey	619	232	777	1,628
Rest of the world	-	-	-	-
Total	14,627	1,902	8,911	25,439

	Millions of Euros
Impaired Financial Assets by geographic area and time since oldest past-due Amount December 2014	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total

Spain	8,559	1,369	9,237	19,165
Rest of Europe	432	73	49	554
Mexico	727	218	433	1,378
South America	856	186	166	1,208
The United States	440	26	50	516
Rest of the world	-	-	-	-
Total	11,014	1,872	9,935	22,821

	Millions of Euros
Impaired Financial Assets by geographic area and time since oldest past-due Amount December 2013	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total

Spain	9,930	3,248	8,599	21,777
Rest of Europe	383	63	239	685
Mexico	795	262	410	1,467
South America	854	126	116	1,096
The United States	481	24	38	543
Rest of the world	-	-	-	-
Total	12,443	3,723	9,402	25,568

Below are the details of the impaired financial assets as of December 31, 2015, 2014 and 2013 classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Financial Assets by sector and time since oldest Past Due Amount December 2015	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Loans and receivables	14,627	1,902	8,834	25,362
Credit institutions	25	-	-	25
Loans and advances	14,598	1,902	8,834	25,333
General governments	115	1	79	194
Other financial corporations	22	31	14	67
Non-financial corporations	9,388	883	5,982	16,254
Individuals	5,072	987	2,758	8,817
Debt securities	5	-	-	5
Credit institutions	5	-	-	5
Other financial corporations	-	-	-	-
Available for sale	-	-	77	77
Debt instruments	-	-	77	77
Credit institutions	-	-	18	18
Other financial corporations	-	-	59	59
TOTAL	14,627	1,902	8,911	25,439

	Millions of Euros
Impaired Financial Assets by sector and time since oldest Past Due Amount December 2014	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Loans and receivables	11,014	1,872	9,844	22,730
Credit institutions	23	-	-	23
Loans and advances	10,987	1,872	9,844	22,703
General governments	73	13	95	180
Other financial corporations	29	2	2	33
Non-financial corporations	6,675	1,224	7,529	15,428
Individuals	4,210	633	2,218	7,061
Debt securities	4	-	-	4
Credit institutions	4	-	-	4
Other financial corporations	-	-	-	-
Available for sale	-	-	91	91
Debt instruments	-	-	91	91
Credit institutions	-	-	17	17
Other financial corporations	-	-	75	75
TOTAL	11,014	1,872	9,935	22,821

	Millions of Euros
Impaired Financial Assets by sector and time since oldest Past Due Amount December 2013	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Loans and receivables	12,353	3,723	9,402	25,478
Credit institutions	29	-	-	29
Loans and advances	12,320	3,723	9,402	25,445
General governments	66	23	89	178
Other financial corporations	2	-	-	2
Non-financial corporations	7,971	2,608	6,614	17,193
Individuals	4,279	1,092	2,699	8,070
Debt securities	4	-	-	4
Credit institutions	4	-	-	4
Other financial corporations	-	-	-	-
Available for sale	90	-	-	90
Debt instruments	90	-	-	90
Credit institutions	15	-	-	15
Other financial corporations	75	-	-	75
TOTAL	12,443	3,723	9,402	25,568

The breakdown of impaired loans and advances for default or reasons other than delinquency as of December 31, 2015, 2014 and 2013:

Carrying amount of the impaired assets by product	December 2015	December 2014	December 2013
Loans and advances	25,358	22,726	25,474
On demand and short notice	634	664	717
Credit card debt	689	420	393
Trade recievables	628	852	756
Finance leases	529	310	360
Reverse repurchase loans	1	16	-
Other term loans	22,764	20,358	23,248
Advances that are not loans	113	105	-
Of which: by type of collateral
Mortgage loans	16,526	14,609	17,929
Other collateralized loans	1,129	494	421

Below are the details of impaired financial assets as of December 31, 2015, 2014 and 2013, classified by whether they have been assigned individually or collectively determined provision:

	Millions of Euros
Impaired portfolio and specific allowances	December 2015	December 2014	December 2013
Impaired portfolio	25,439	22,821	25,568
Collectively determined impaired financial assets	15,325	14,712	17,153
Individually determined impaired financial assets	10,115	8,109	8,415
Specific allowances	12,866	10,519	11,263
Specific allowances for collectively assessed financial assets	9,015	8,018	8,778
Specific allowances for individually assessed financial assets	3,851	2,501	2,485

The detail of impaired financial assets and their collective allowance as of December 31, 2015, 2014 and 2013, 2014, breaking down by individual or collective analysis (see Note 2.2.1)

	Millions of Euros
December 2015	Carrying amount of the impaired Available for sale assets and Loans and receivables	Specific allowances for individually assessed financial assets	Specific allowances for collectively assessed financial assets	Collective allowances for incurrred but not reported losses	Total
Available for sale financial asset	76	(17)	(14)	(109)	(139)
Central banks	-	-	-	-	-
General governments	-	-	-	(16)	(16)
Credit institutions	76	(17)	(14)	(24)	(55)
Non-financial corporations	-	-	-	(69)	(69)
Loans and receivables	25,363	(3,835)	(9,001)	(5,916)	(18,752)
Central banks	-	-	-	-	-
General governments	194	(14)	(23)	(30)	(67)
Credit institutions	97	(26)	(33)	(164)	(223)
Non-financial corporations	16,254	(3,153)	(6,071)	(3,096)	(12,321)
Households	8,817	(641)	(2,873)	(2,625)	(6,139)
Total	25,438	(3,851)	(9,015)	(6,025)	(18,891)

	Millions of Euros
December 2014	Carrying amount of the impaired Available for sale assets and Loans and receivables	Specific allowances for individually assessed financial assets	Specific allowances for collectively assessed financial assets	Collective allowances for incurrred but not reported losses	Total
Available for sale financial asset	91	(12)	(17)	(42)	(71)
Central banks	-	-	-	-	-
General governments	-	-	-	-	-
Credit institutions	91	(12)	(17)	(14)	(43)
Non-financial corporations	-	-	-	(28)	(28)
Loans and receivables	22,730	(2,490)	(8,002)	(3,785)	(14,278)
Central banks	-	-	-	-	-
General governments	180	(9)	(16)	(24)	(49)
Credit institutions	54	(13)	(29)	(94)	(137)
Non-financial corporations	14,771	(2,155)	(5,556)	(1,938)	(9,649)
Households	7,725	(312)	(2,401)	(1,729)	(4,442)
Total	22,821	(2,502)	(8,019)	(3,827)	(14,348)

	Millions of Euros
December 2013	Carrying amount of the impaired Available for sale assets and Loans and receivables	Specific allowances for individually assessed financial assets	Specific allowances for collectively assessed financial assets	Collective allowances for incurrred but not reported losses	Total
Available for sale financial asset	90	(14)	(17)	(25)	(55)
Central banks	-	-	-	-	-
General governments	-	-	-	-	-
Credit institutions	90	(14)	(17)	(22)	(53)
Non-financial corporations	-	-	-	(3)	(3)
Loans and receivables	25,476	(2,472)	(8,762)	(3,760)	(14,995)
Central banks	-	-	-	-	-
General governments	178	(7)	(59)	(14)	(80)
Credit institutions	35	(7)	(31)	(68)	(106)
Non-financial corporations	17,193	(2,145)	(6,672)	(2,475)	(11,293)
Households	8,070	(312)	(1,999)	(1,203)	(3,514)
Total	25,565	(2,486)	(8,779)	(3,785)	(15,050)

The breakdown of impaired loans by sector as of December 31, 2015, 2014 and 2013 is shown below:

	Millions of Euros
	December 2015			December 2014			December 2013
Impaired Loans by Sector	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type
Domestic:
Government	191	(34)	0.81%	172	(20)	0.74%	158	(11)	0.71%
Credit institutions	-	-	0.00%	-	-	0.00%	-	-	0.00%
Other sectors:	19,290	(9,475)	11.44%	18,391	(8,799)	11.87%	20,826	(9,233)	12.60%
Agriculture	107	(44)	10.06%	136	(67)	11.13%	142	(66)	11.18%
Industrial	1,657	(1,020)	10.99%	1,500	(789)	11.11%	1,804	(843)	13.10%
Real estate and construction	7,732	(4,534)	41.52%	8,942	(5,052)	44.33%	10,387	(5,522)	41.02%
Commercial and other financial	1,284	(746)	11.11%	1,371	(661)	7.43%	1,103	(504)	7.10%
Loans to individuals	5,977	(1,942)	5.68%	4,982	(1,549)	5.77%	5,745	(1,525)	6.36%
Other	2,533	(1,189)	14.72%	1,459	(680)	9.58%	1,645	(773)	8.67%
Total Domestic	19,481	(9,509)	10.13%	18,563	(8,819)	10.41%	20,985	(9,244)	10.89%

Foreign:
Government	21	(11)	0.14%	8	(1)	0.06%	11	(2)	0.11%
Credit institutions	30	(23)	0.00%	27	(22)	0.00%	33	(26)	2.16%
Other sectors:	5,831	(3,294)	2.58%	4,131	(1,651)	2.57%	4,449	(1,964)	3.20%
Agriculture	124	(64)	3.82%	114	(26)	3.65%	170	(114)	4.59%
Industrial	776	(412)	1.85%	310	(34)	1.29%	288	(138)	1.93%
Real estate and construction	400	(246)	1.97%	304	(110)	2.34%	1,734	(698)	11.44%
Commercial and other financial	612	(314)	1.91%	224	(79)	0.88%	269	(139)	0.85%
Loans to individuals	2,840	(1,572)	3.19%	2,156	(991)	2.99%	1,202	(535)	2.02%
Other	1,078	(687)	2.76%	1,023	(410)	4.45%	785	(340)	5.54%
Total Foreign	5,882	(3,327)	2.44%	4,167	(1,674)	2.39%	4,493	(1,991)	2.69%

Collective allowances for incurrred but not reported losses		(5,916)			(3,785)		-	(3,760)
Total impaired loans	25,363	(18,752)		22,730	(14,278)		25,478	(14,995)

The changes in the years ended December 31, 2015, 2014 and 2013 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2015	2014	2013
Balance at the beginning	23,234	25,978	20,409
Additions (*)	14,872	8,874	17,708
Decreases (**)	(6,720)	(7,172)	(7,692)
Net additions	8,152	1,702	10,016
Amounts written-off	(4,989)	(4,720)	(3,825)
Exchange differences and other	(295)	274	(622)
Balance at the end	26,103	23,234	25,978

(*)	Includes the balance of the Catalunya Banc integration in April 2015 which amounted to €3,969 million and Garanti Group in July 2015 which amounted to €1,845 million.

(**)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries. See Notes 15 and 20 to the consolidated financial statement for additional information.

The changes in the years ended December 31, 2015, 2014 and 2013, in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2015	2014	2013
Balance at the beginning	23,583	20,752	19,265
Acquisition of subsidiaries in the year	1,362	-	-
Increase:	6,172	4,878	4,450
Decrease:	(4,830)	(2,204)	(2,319)
Re-financing or restructuring	(28)	(3)	(1)
Cash recovery (Note 46)	(490)	(443)	(362)
Foreclosed assets	(159)	(116)	(96)
Sales of written-off	(54)	(66)	(175)
Debt forgiveness	(3,119)	(1,231)	(1,000)
Time-barred debt and other causes	(980)	(345)	(685)
Net exchange differences	(144)	156	(645)
Balance at the end	26,143	23,583	20,752

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is condoned, or other reasons.

7.3.8       Impairment losses

Below is a breakdown of the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2015, 2014 and 2013 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment Losses and Provisions for Contingent Risks	Notes	2015	2014	2013
Available-for-sale portfolio	12	284	174	198
Loans and receivables	13	18,752	14,278	14,995
Loans and advances to customers	13.2	18,691	14,244	14,950
Loans and advances to credit institutions	13.1	51	29	40
Debt securities	13.3	10	4	5
Impairment losses		19,036	14,452	15,192
Provisions to Contingent Risks and Commitments	23	714	381	346
Total		19,750	14,833	15,538
Of which:
For impaired portfolio		13,385	10,825	12,969
For currently non-impaired portfolio		6,365	4,008	2,569

Below are the changes in the years ended December 31, 2015, 2014 and 2013, in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

	Millions of Euros
December 2015	Notes	Available-for- sale portfolio	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		174	14,278	381	14,833
Increase in impairment losses		134	13,309	376	13,819
Decrease in impairment losses		(12)	(1,999)	(59)	(2,070)
Impairment losses (net)(*)	45-46	122	11,310	317	11,749
Transfers to written-off loans		7	(5,239)	(26)	(5,258)
Exchange differences and other		(18)	(1,597)	42	(1,573)
Balance at the end		284	18,752	714	19,750

(*)

Includes impairment losses on financial assets (Note 46), the provisions for contingent risks (Note 45) and amounts related to the fair value adjustments in the acquisition of Garanti and Catalunya Banc (see Note 18).

	Millions of Euros
December 2014	Notes	Available-for- sale portfolio	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		198	14,995	346	15,539
Increase in impairment losses		43	11,568	77	11,688
Decrease in impairment losses		(7)	(6,821)	(63)	(6,891)
Impairment losses (net)(*)	45-46	36	4,747	14	4,797
Transfers to written-off loans		(56)	(4,464)	(1)	(4,521)
Exchange differences and other		(3)	(999)	21	(981)
Balance at the end		174	14,278	381	14,833

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

	Millions of Euros
December 2013	Notes	Available-for- sale portfolio	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		339	14,159	322	14,820
Increase in impairment losses		55	10,816	85	10,955
Decrease in impairment losses		(19)	(4,878)	(46)	(4,944)
Impairment losses (net)(*)	45-46	36	5,938	38	6,011
Entities disposed during the year		-	(30)	(1)	(31)
Transfers to written-off loans		(164)	(3,673)	-	(3,838)
Exchange differences and other		(12)	(1,398)	(13)	(1,424)
Balance at the end		198	14,995	346	15,538

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

7.3.9         Refinancing and restructuring transactions

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

●

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

●

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

●	This analysis is carried out from the overall customer or group perspective.

●	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

●	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

●	The decisions adopted are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

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

●

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

●	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

●	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

●

Forecasted future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

●	Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

●	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “potential problem” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and sufficiency of the new guarantees provided.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

●

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met;.

●	“Potential problem assets”, because there is some material doubt as to possible non-compliance with the refinanced loan; or.

●

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

●	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan;

●	At least two years must have elapsed since the renegotiation or restructuring of the loan;

●

The customer must have paid at least 10% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

●

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non-renegotiated loans in the same portfolios).”

For quantitative information on refinancing and restructuring operations see Appendix XI.

7.4       Market risk

7.4.1    Market risk portfolios

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

●

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

●

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

●

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

●

Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

●

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

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. The market risk analysis considers risks, such as credit spread, basis risk, volatility and correlation risk.

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2015 in which there is a market risk in trading activity subject to this measurement:

	Millions of Euros
	Main market risk metrics
2015 Headings of the balance sheet under market risk RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION	VaR	Others (*)
Assets subject to market risk
Financial assets held for trading	64,370	4,712
Available for sale financial assets	8,234	50,088
Of which: Equity instruments	-	4,067
Hedging derivatives	528	1,888
Liabilities subject to market risk
Financial liabilities held for trading	42,550	6,277
Hedging derivatives	1,128	806

(*)	Includes mainly assets and liabilities managed by COAP.

Although the prior table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 80% of the Group’s trading-book market risk. For the rest of the geographical areas (mainly South America and Compass Bank), bank capital for the risk positions in the trading book is calculated using the standard model.

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

●

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

●	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America, a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

●

VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (interest rates, FX, RV, credit...). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

●

Specific Risk: Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The specific capital risk by IRC is a charge exclusively used in the geographical areas with the internal model approved (BBVA S.A. and Bancomer). The capital charge is determined according to the associated losses (at 99.9% in a 1-year horizon under the hypothesis of constant risk) due to the rating migration and/or default state the issuer of an asset. In addition, the price risk is included in sovereign positions for the items specified.

●

Specific Risk: Securitization and correlation portfolios. Capital charge for securitizations and the correlation portfolio to include the potential losses associated at the level of rating a specific credit structure (rating). Both are calculated by the standard method. The scope of the correlation portfolios refers to the FTD-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

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

Market risk in 2015

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. In 2015 the average VaR was €24 million, slightly above 2014 figure, with a high on March 4, of €30 m. The evolution in the BBVA Group’s market risk in 2015, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 48% of the total at the end of 2015 (this figure includes the spread risk). The relative weight has decreased compared with the close of 2014 (67%). Exchange-rate risk accounts for 21%, increasing its proportion with respect to December 2014 (12%), while equity, volatility and correlation risk have increased, with a weight of 32% at the close of 2015 (vs. 20% at the close of 2014).

As of December 31, 2015, 2014 and 2013 the balance of VaR was €24 million, €25 million and €22 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2015
VaR average in the period						24
VaR max in the period	32	5	3	9	(18)	30
VaR min in the period	20	6	3	9	(17)	21
End of period VaR	21	9	3	11	(20)	24

December 2014
VaR average in the period						23
VaR max in the period	31	6	4	10	(22)	28
VaR min in the period	24	4	3	11	(23)	20
End of period VaR	30	5	2	7	(20)	25

December 2013
VaR average in the period						23
VaR max in the period	39	4	2	13	(24)	34
VaR min in the period	19	3	2	11	(18)	17
End of period VaR	22	4	3	11	(18)	22

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The aim of backtesting is to validate the quality and precision of the internal model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the model. These tests showed that the internal market risk model of both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out in the year ended December 31, 2015:

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

For the period between the second half of 2014 and the first semester of 2015, it was carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was working correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

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

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

●	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

●	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

●	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of births in the selected historical window. The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) flexibility in the inclusion of new risk factors and c) to allow the introduction of a lot of variability in the simulations (desirable to consider extreme events).

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of December 31, 2015 is as follows:

				Millions of Euros
	Europe	Bancomer	Peru	Venezuela	Argentina	Colombia	Chile
Expected Shortfall	(49)	(43)	(5)	(13)	-	(6)	(9)

7.4.2         Structural risk

The Assets and Liabilities Committee (ALCO) is the key body for the management of structural risks relating to liquidity/funding, interest rates and currency rates. Every month, with representatives from the areas of Finance, Risks and Business Areas, this committee monitors the above risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of guaranteeing recurrent earnings and preserving the entity’s solvency. All the balance-sheet management units have a local ALCO, assisted constantly by the members of the Corporate Center. There is also a corporate ALCO where the management strategies in the Group’s subsidiaries are monitored and presented.

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

ALCO monitors the interest-rate risk metrics and the Finance area carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance-sheets and for BBVA Group as a whole; and complying with the requirements to maintain interest-rate risk within the approved limits, in accordance with current and future regulatory requirements.

BBVA’s structural interest-rate risk management control and monitoring is based on a set of metrics and tools that enable the Entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (“IaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the Entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of sensitivities to net interest income and value of the main entities in BBVA Group to the year ended December 31, 2015:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - December 2015	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	10.52%	(4.18)%	4.57%	(3.99)%
Mexico	1.69%	(1.50)%	(4.30)%	4.60%
USA	7.52%	(5.60)%	(2.03)%	(4.59)%
Turkey	(7.17)%	5.47%	(3.16)%	3.87%
South America	2.16%	(2.19)%	(2.63)%	2.84%
BBVA Group	3.91%	(2.30)%	1.98%	(2.41)%

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of core capital for each unit.

In 2015, the expansionary monetary policies in Europe were intensified with has led interest rates to stand at negative levels in several sections of the rate curve. whereas in the United States and Mexico there were the first increase in interest rates by the end of the year. The main economies of South America also initiated the upward cycle of interest rates during the second half of the year.

The BBVA Group in all its Balance Sheet Management Units (“BSMUs”) maintains a positive sensitivity in its net interest income to an increase in interest rates. The entry of Turkey, has helped to diversify the Group’s net exposure due to the opposite direction of its position on Europe. The higher sensitivities in the net interest income, relatively speaking, are observed in mature markets (Europe and USA), where, however, the negative sensitivity in their net interest income to decrease in interest rates is limited by the plausible downward trend in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

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

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in currency rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the risk appetite levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

As for the market, in 2015. the strength of the US dollar continued the trend that began in 2014, along with the weakness of the currencies of emerging economies, which have depreciated sharply against the dollar, affected by falling prices in raw materials, especially oil, and uncertainty about the growth in these economies after the change of monetary policy of the Federal Reserve and the slowdown in China. As a result of these factors, there was also an upturn in volatility in foreign exchange markets in emerging markets. Also it is noteworthy the significant adjustment in the Argentina’s currency, affected by imbalances in its economy.

The Group’s structural exchange-rate risk exposure level has decreased since the end of 2014 as a result of the sale of participations in the Citic Group and the increased hedging, focus on Mexican peso. The risk mitigation level of the book value of BBVA Group’s holdings in foreign currency approached 70% and hedging of foreign-currency earnings in 2015 stood at 46%. CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar: +1.2 bps; Mexican peso -0.4 bps; Turkish Lira -0.3 bps; other currencies: -0.1 bps

Structural equity risk

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

In the market, the good performance of European stock markets in the first half of 2015 has sharply slowed down in the last month of 2015, affected by the collapse of oil and uncertainty in global growth outlook. This change has led to a deterioration of capital gains accumulated in the Group’s equity portfolios.

Structural equity risk, measured in terms of economic capital, has decreased significantly in the period as a result of the sales carried out, among which, the participation in the Citic Group is considered material.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

7.5       Liquidity risk

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or various BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A., within the Euro currency scope, specifically BBVA Portugal and the recent Catalunya Banc acquisition.

Finance Division, through Balance Sheet Management, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each Liquidity Management Unit (LMUs) and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

The Bank’s target behavior in terms of liquidity and funding risk is characterized through the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. These stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing an established relationship and applying bigger haircuts to the funding lines of less stable customers.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2015, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

	%
	LtSCD by LMU
	December 2015	December 2014
Group (average)	116%	124%
Eurozone	116%	131%
Bancomer	110%	114%
Compass	112%	110%
Garanti	128%	-
Other LMUs	111%	113%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from not-retail customers.

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

Each entity maintains an individual liquidity fund, both Banco Bilbao Vizcaya Argentaria SA and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2015 for the most significant entities:

	Millions of Euros
December 2015	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and balances with central banks	10,939	6,936	3,214	6,585	7,122
Assets for credit operations with central banks	51,811	5,534	22,782	4,302	4,559
Central governments issues	31,314	2,303	8,086	4,186	3,654
Of Which: Spanish government securities	25,317	-	-	-	-
Other issues	20,497	3,231	479	116	905
Loans	-	-	14,217	-	-
Other non-eligible liquid assets	5,760	757	20	1,680	229
ACCUMULATED AVAILABLE BALANCE	68,510	13,227	26,016	12,567	11,910
AVERAGE BALANCE	67,266	12,222	24,282	12,418	10,863

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A., Catalunya Banc, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The above metrics are completed with a series of indicators with thresholds levels that aim to avoid the concentration of wholesale funding by product, counterparty, market and term, as well as to promote diversification by geographical area. In addition, reference thresholds are established on a series of advance indicators that make it possible to anticipate stress situations in the markets and adopt, if necessary, preventive actions.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite as well as establish tolerance ranges at different management levels. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile.

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

In addition to the behavior of the main indicators for all the LMUs in the Group, BBVA has established a level of requirement for compliance with the LCR ratio within the plan to adapt risk management to regulatory capital adequacy ratios, both for the Group as a whole and for each of the LMUs individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

Throughout 2015 the level of the LCR for BBVA Group is estimated to have remained above 100%. At the European level the LCR ratio entered into force on October 1, 2015, with an initial required level of 60%, and a phased-in level of up to 100% in 2018. Regulatory developments by the European authorities are pending in terms of the information to be reported to the supervisor and for public disclosure.

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2015:

					Millions of Euros
December 2015 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Cash and balances with central banks	34,796	-	-	-	-	-	-	-	-	-	34,796
Deposits in credit entities	1,077	4,594	766	260	70	42	520	6	950	3,988	12,273
Deposits in other financial institutions	7	1,246	401	628	595	526	448	495	977	275	5,600
Reverse repo, securities borrowing and margin lending	-	12,348	853	546	201	2,323	10	84	125	370	16,859
Loans and Advances	1,364	21,639	25,624	23,777	16,750	18,477	40,512	33,835	54,790	140,602	377,371
Securities’ portfolio settlement	484	2,001	4,014	7,073	7,835	4,129	11,944	14,722	20,366	59,755	132,324

	Millions of Euros

December 2015 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Wholesale funding	7	5,106	9,093	5,751	2,222	5,160	15,856	7,845	11,072	33,840	95,953
Deposits in financial institutions	4,932	6,271	2,064	2,783	995	1,952	2,314	1,110	1,283	4,270	27,975
Deposits in other financial institutions and international agencies	13,380	8,907	6,494	2,939	2,442	2,217	205	12	7	274	36,877
Customer deposits	193,079	29,003	22,846	15,983	13,517	13,751	14,076	4,615	1,447	1,190	309,508
Securitiy pledge funding	-	50,042	11,166	1,197	495	966	2,253	15,045	1,815	1,103	84,081
Derivatives (net)	1	(2,621)	(208)	(21)	(253)	(74)	120	(220)	14	(95)	(3,357)

The matrix shows the retail nature of the funding structure, with a loan portfolio been mostly funded by customer deposits. On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customers sight accounts whose behavior shows a high level of stability. According to internal methodology they are considered to remain for a minimum of three years.

Long and short term wholesale funding markets were stable in 2015. The ECB carried out quarterly targeted longer-term refinancing operations (TLTRO) with the aim of boosting channeled lending and improving financial conditions for the whole European economy. At these auctions the Euro LMU took €8 billion in 2015. In addition, over the whole year the Euro LMU made issues in the public market for €3,850 million and US$ 1,000 million.

The liquidity position of all the subsidiaries outside Europe has continued to be comfortable, maintaining a solid liquidity position in all the jurisdictions in which the Group operates. At the same time, capital market access of these subsidiaries with recurring issues on the local market and U.S. market has continued. Among these issues are subordinate debt by BBVA Compass and BBVA Colombia for US$ 700 million and US$ 400 million respectively at a term of 10 years.

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.6        Asset encumbrance

As of December 31, 2015 and 2014, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

	Millions of Euros
	Encumbered assets		Unencumbered assets
December 2015 Assets	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non- encumbered assets	Market value of non- encumbered assets
Assets	159,197		590,880
Equity instruments	2,680	2,680	9,046	9,046
Debt Securities	56,155	56,230	95,669	95,669
Loans and Advances and other assets	100,362		486,165

The committed value of “Loans and other assets” corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 21.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and other equity securities respond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative operations is also included as committed assets.

As of December 31, 2015, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
December 2015 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	21,532	9,415	-
Equity instruments	-	768	-
Debt securities	21,532	6,872	-
Loans and Advances and other assets	-	1,774	-
Own debt securities issued other than own covered bonds or ABSs	6	162	-

The guarantees received in the form of reverse repos or security lending transactions are committed by their use in repos, as is the case with debt securities

As of December 31, 2015, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

	Millions of Euros
December 2015 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	155,999	180,735

7.7      Operational Risk

Operational risk is defined as one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters, suppliers). Operational risk management is a part of the BBVA Group Global risk management structure.

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

●	Active management of operational risk and its integration into day-to-day decision-making means:

-	Knowledge of the real losses associated with this type of risk.

-	Identification, prioritization and management of real and potential risks.

-	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

●	Improved control environment and strengthened corporate culture.

●	Generation of a positive reputational impact.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

●	Be aligned with the risk appetite statement set out by the Board of Directors of BBVA.

●

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

●

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

●

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

●

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

●

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to ensure their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

●	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

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

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in an active market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the income statement or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The process for determining the fair value established in the Group to ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. The members of these Committees, responsible for valuation, are independent from the business (see Note 7).

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

●

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets - according to the Group policies. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

●	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

●

Level 3: Measurement using techniques where some of the material inputs are not taken from market observable data. As of December 31, 2015, the affected instruments accounted for approximately 0.07% of financial assets and 0.03% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
		2015		2014		2013
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	43,467	43,467	31,430	31,430	34,903	34,903
Financial assets held for trading	10	78,326	78,326	83,258	83,258	72,112	72,112
Other financial assets designated at fair value through profit or loss	11	2,311	2,311	2,761	2,761	2,413	2,413
Available-for-sale financial assets	12	113,426	113,426	94,875	94,875	77,774	77,774
Loans and receivables	13	457,644	466,354	372,375	373,397	350,945	364,120
Fair value changes of the hedges items in portfolio hedges of interest rate risk	14	45	45	121	121	98	98
Hedging derivatives	14	3,538	3,538	2,551	2,551	2,530	2,530
LIABILITIES-
Financial assets held for trading	10	55,203	55,203	56,798	56,798	45,648	45,648
Other financial liabilities designated at fair value through profit or loss	11	2,649	2,649	2,724	2,724	2,467	2,467
Financial liabilities at amortized cost	21	606,113	613,247	491,899	486,904	464,141	466,240
Fair value changes of the hedged items in portfolio hedges of interest rate risk	14	358	358	-	-	-	-
Hedging derivatives	14	2,726	2,726	2,331	2,331	1,792	1,792

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1	Fair value of financial instrument recognized at fair value

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2015			2014			2013
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	37,922	40,240	164	39,603	43,459	195	34,394	37,428	290
Loans and advances to customers		-	65	-	-	128	-	-	107	-
Debt securities		32,381	409	34	33,150	691	43	28,573	852	176
Equity instruments		4,336	106	93	4,923	17	77	4,596	111	58
Trading derivatives		1,205	39,661	36	1,530	42,623	76	1,225	36,358	56
Other financial assets designated at fair value through profit or loss	11	2,246	2	62	2,690	71	-	2,352	61	-
Loans and advances to credit institutions		-	-	62	-	-	-	-	-	-
Debt securities		173	-	-	666	71	-	603	61	-
Equity instruments		2,074	2	-	2,024	-	-	1,749	-	-
Available-for-sale financial assets	12	97,113	15,477	236	76,693	17,236	406	57,960	18,710	591
Debt securities		92,963	15,260	86	70,225	16,987	396	52,729	18,515	566
Equity instruments		4,150	217	150	6,468	249	10	5,231	195	25
Hedging derivatives	14	59	3,478	-	59	2,491	-	52	2,478	-
LIABILITIES-
Financial liabilities held for trading	10	14,074	41,079	50	13,627	43,135	36	8,459	37,172	17
Trading derivatives		1,037	41,079	34	1,880	43,135	36	931	37,172	17
Short positions		13,038	-	16	11,747	-	-	7,528	-	-
Adjustments to financial liabilities for macro-coverages	14	-	358	-	-	-	-	-	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,649	-	-	2,724	-	-	2,467	-
Hedging derivatives	14	-	2,594	132	-	2,270	62	-	1,757	35

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2015, 2014 and 2013 additionally includes €600 million, €540 million and €516 million for equity instruments, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

In 2015, financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in bolivar fuerte are classified under Level 3 in the above tables (see Note 2.2.16.)

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2015:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and advances to customers

Present-value method

(Discounted future cash flows)

Present-value method

(Discounted future cash flows)

Active price in inactive market

Comparable pricing

(Observable price in a similar market)

Comparable pricing

(Observable price in a similar market)

Present-value method

(Discounted future cash flows)

- Prepayment rates

- Issuer credit risk

- Current market interest rates

- Prepayment rates

- Issuer credit risk

- Current market interest rates

- Brokers/dealers quotes

- External contributing prices

- Market benchmarks

- Brokers quotes

- Market operations

- NAVs published

- Prepayment rates

- Issuer credit risk

- Current market interest rates

Available-for-sale financial assets	65
Debt securities
Trading portfolio	409
Other financial assets at fair value through profit and loss	-
Available-for-sale financial assets	15,260
Equity Instruments
Trading portfolio	106
Available-for-sale financial assets	2
Other financial liabilities
Other financial liabilities designated at fair value through profit or loss	2,649

Derivatives		• Commodities: Discounted cash flows and moment adjustment	- Exchange rates
Trading derivatives

• Credit products: Default model and Gaussian copula

• Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

• Fixed income products: Discounted cash flows

• Equity instruments: Local-Vol, Black, Moment adjustment and Discounted cash flows

• Interest rate products:

     - Interest rate swaps, Call money Swaps y FRA: Discounted cash flows

     - Caps/Floors: Black, Hull-White y SABR

     - Bond options: Black

     - Swaptions: Black, Hull-White y LGM

     - Interest rate options: Black, Hull-White y SABR

     - Constant Maturity Swaps: SABR

- Market quoted future prices

- Market interest rates

- Underlying assests prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Trading asset portfolio	39,661
Trading liability portfolio	41,079
Hedging derivatives
Assets	3,478
Liability	2,594

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Debt securities		Present-value method (Discounted future cash flows) Comparable pricing (Comparison with prices of similar instruments)	- Credit spread - Recovery rates - Interest rates - Market benchmark - Default correlation - Prices of similar instruments or market benchmark
Trading portfolio	34
Available-for-sale financial assets	86
Equity Instruments		Net Asset Value Comparable pricing (Comparison with prices of similar instruments)	- NAV provided by the administrator of the fund - Prices of similar instruments or market benchmark - Correlatio default
Trading portfolio	93
Available-for-sale financial assets	150

Derivatives			- Credit spread - Recovery rates - Interest rate yields - Volatility of volatility - Interest rate yields - Dividends - Assets correlation - Beta - Correlation rate/credit - Credit default volatility
Trading derivatives		Credit Option: Gaussian Copula Equity OTC Options : Heston Interest rate options: Libor Market Model
Trading asset portfolio	36
Trading liability portfolio	34
Hedging derivatives
Liability	132

Quantitative information of non-observable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units
Debt Securities	Net Present Value	Credit Spread	264.00	320.00	264.23	b.p.
		Recovery Rate	0.25	40.00	39.99%
	Comparable pricing	Price	0.25	89.41	51.50%
Equity instruments	Net Asset Value	Net Asset Value (*)	-	-	-	-
	Comparable pricing	Price (*)	-	-	-	-
Credit Option	Gaussian Copula	Correlation Default	37.39	81.83	45.63%
Corporate Bond Option	Black 76	Price Volatillity	4.46	6.30	5.91	Vegas
Equity OTC Option	Heston	Forward Volatility Skew	36.41	88.34	38.77	Vegas
Interest Rate Option	Libor Market Model	Beta	0.03	18.00	5.41%
		Correlation Rate/Credit	(100.00)	100.00	(**)%
		Credit Default Volatility	0.00	0.00	0.00	Vegas

(*)	Range is not provided as it would be too wide to take into account the diverse nature of the different positions.

(**)	Depending on the sensitivity of the worst scenario transaction by transaction.

The main techniques used for the assessment of the main instruments classified in Level 3, and its main unobservable inputs, are described below:

●

The net present value (net present value method): This model uses the future cash flows of each instrument, which are established in the different contracts, and discounted to their present value. This model often includes many observable market parameters, but may also include unobservable market parameters directly, as described below.

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

●

Comparable prices (similar asset prices): prices of comparable instruments and benchmarks are used to calculate its yield from the entry price or current rating making further adjustments to account for differences that may exist between valued asset and it is taken reference. It can also be assumed that the price of an instrument is equivalent to the other.

●	Net asset value: represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

●

Gaussian copula: dependent on credit instruments of various references, the joint density function to integrate to value is constructed by a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

●

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

●

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

The amounts recognized in the Consolidated balance sheet as of December 31, 2015 related to the valuation adjustments to the credit assessment of the asset derivative position as “Credit Valuation Adjustments” (“CVA”) and the liabilities derivative positions were -€297 million and €313 million respectively. The impact recorded under “Net gains (losses) on financial asset and liabilities” in the consolidated income statement corresponding to the mentioned adjustments was a net impact of -€109 million.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	2015		2014		2013
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	601	98	881	52	1,165	55
	148	-
Valuation adjustments recognized in the income statement (*)	124	(100)	39	46	7	15
Valuation adjustments not recognized in the income statement	27	(123)	(43)	1	-	-
Acquisitions, disposals and liquidations (**)	(510)	89	(153)	(6)	(374)	(18)
Net transfers to Level 3	145	-	5	-	180	-
Exchange differences and others	(71)	219	(130)	5	(95)	(1)
Balance at the end	463	182	601	98	881	52

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2015, 2014 and 2013. Valuation adjustments are recorded under the heading “Net gains (losses) on financial assets and liabilities (net)”.

(**)

Of which, in 2015, the assets roll forward is comprised of €128 million of acquisitions, €175 millions of disposals and €463 millions of liquidations. The liabilities roll forward is comprised of €303 million of acquisitions and €215 million of disposals.

As of December 31, 2015, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper portfolio asset and available-for-sale financial assets classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in 2015 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2015:

		Millions of Euros
	From:	Level 1		Level 2		Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		36		159	86	-	10
Available-for-sale financial assets		140		481	74	18	5
Total		176		640	160	18	15
LIABILITIES-
Financial assets held for trading		2
Total		2

The amount of financial instruments that were transferred between levels of valuation for the year ended December 31, 2015 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these assets had modified some of its features. Specifically:

-

The transfers between Tier 1 and 2 were produced mainly in debt securities, which are either no longer listed on an active market (transfer from Tier 1 to 2) or are just starting to be listed (transfer from Tier 2 to 1).

-	The transfers from Tier 2 to Tier 3 are due mainly to equity instruments and debt securities for which observable data are not available in their valuation.

-	The transfers from Tier 3 to Tier 2 are solely in equity instruments, for which observable market data are available for valuation.

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

As of December 31, 2015, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	14	(22)	-	-
Available-for-sale financial assets	-	-	1	(2)
LIABILITIES-
Financial liabilities held for trading	2	(2)	-	-
Total	16	(23)	1	(2)

8.1.2      Fair value of financial instruments carried at cost

The valuation methods used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

●	The fair value of “Cash and balances with central banks” approximates their book value, as it is mainly short-term balances.

●

The fair value of the “Loans and advances to customers” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used for the estimation:

		Millions of Euros
		2015			2014			2013
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Cash and balances with central banks	9	43,467	-	-	31,430	-	-	34,903	-	-
Loans and receivables	13	-	7,681	458,674	-	3,046	370,352		1,351	362,769

LIABILITIES-
Financial liabilities at amortized cost	21	-	-	613,247	-	-	486,904	-	-	466,240

The main valuation techniques, hypotheses and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2015:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables		Present-value method	- Credit spread
Debt securities	7,681	(Discounted future cash flows)	- Interest rates

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables
Loans and advances to credit institutions	33,873	Present-value method	- Credit spread - Prepayment rates
Loans and advances to customers	421,954	(Discounted future cash flows)	- Market interest rates
Debt securities	2,847

Financial liabilities at amortized cost
Deposits from central banks	40,062		- Credit spread
Deposits from credit institutions	71,027	Present-value method	- Prepayment rates
Customer deposits	408,289	(Discounted future cash flows)	- Market interest rates
Debt certificates	64,373
Subordinated liabilities	17,130
Other financial liabilities	12,367

Financial instruments at cost

As of December 31, 2015, 2014 and 2013, there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and, thus, their unobservable inputs are significant. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €600 million, €540 million and €516 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the years ended December 31, 2015, 2014 and 2013:

	Millions of Euros
Sales of Financial Instruments at Cost	2015	2014	2013
Amount of Sale	33	71	76
Carrying Amount at Sale Date	22	21	62
Gains/Losses	11	50	13

8.2   Assets measured at fair value on a nonrecurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of December 31, 2015 nearly the entire book value of the non-current assets held for sale from foreclosures or recoveries match their fair value (see Note 15). The global valuation of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

Valuation standards

The overall rating of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

The individualized assessment of properties selected as sample has been carried out according to the “Appraisal and Valuation Standards” published by the Royal lnstitution of Chartered Surveyors (RICS) and the International Valuation Standards published by the lnternational Standard Valuation Committee (IVSC) complying with the requirements of IFRS-IASB in connection with estimating the fair value of tangible assets and the value-in-use of financial assets.

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

The portfolio of assets held for sale by type of asset and inventories as of December 31, 2015 and 2014 is provided below by hierarchy of fair value measurements:

				Millions of Euros
		Level 2		Level 3		Total
Assets measured at fair value on a nonrecurring basis	Note	2015	2014	2015	2014	2015	2014
Non-current Assets Held-for-Sale	15
Housing		2,192	2,045	98	9	2,291	2,054
Offices, warehouses and other		353	399	53	8	406	407
Land		12	-	236	237	248	237
TOTAL		2,557	2,444	388	255	2,945	2,699
Inventories	20
Housing		1,452	1,424	-	-	1,452	1,424
Offices, warehouses and other		647	628	-	-	647	628
Land		-	-	2,056	2,169	2,056	2,169
TOTAL		2,099	2,052	2,056	2,169	4,155	4,221

Since the amount classified in Level 3 (€388 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation are very diverse depending on the type and geographic location, they have not been disclosed.

9.    Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2015	2014	2013
Cash		7,192	6,247	5,533
Balances at the Central Banks		36,117	24,974	29,234
Reverse repurchase agreements	34	149	209	120
Accrued interests		9	-	16
Total		43,467	31,430	34,903

		Millions of Euros
Deposits from Central Banks	Notes	2015	2014	2013
Deposits from Central Banks		20,956	19,405	25,059
Repurchase agreements	34	19,065	8,774	5,636
Accrued interest until expiration		66	14	198
Total	21	40,087	28,193	30,893

During the year ended December 31, 2015, the variation of the heading “Financial liabilities at amortized cost – Deposits at central Banks” is due mainly to an increase in deposits at the European Central Bank and the integration of Catalunya Banc.

10.    Financial assets and liabilities held for trading

10.1 Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2015	2014	2013
ASSETS-
Loans and advances to customers	65	128	106
Debt securities	32,825	33,883	29,602
Equity instruments	4,534	5,017	4,766
Trading derivatives	40,902	44,229	37,638
Total Assets	78,326	83,258	72,112
LIABILITIES-
Trading derivatives	42,149	45,052	38,119
Short positions	13,053	11,747	7,529
Total Liabilities	55,203	56,798	45,648

10.2        Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by issuer	2015	2014	2013
Issued by Central Banks	214	193	291
Spanish government bonds	7,419	6,332	5,251
Foreign government bonds	21,821	21,688	19,154
Issued by Spanish financial institutions	328	879	596
Issued by foreign financial institutions	1,438	2,169	2,138
Other debt securities	1,606	2,623	2,172
Total	32,825	33,883	29,602

10.3      Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2015	2014	2013
Shares of Spanish companies
Credit institutions	804	865	497
Other sectors	1,234	1,677	2,255
Subtotal	2,038	2,541	2,752
Shares of foreign companies
Credit institutions	255	107	80
Other sectors	2,241	2,368	1,934
Subtotal	2,497	2,476	2,015
Total	4,534	5,017	4,766

10.4        Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market certain products amongst the Group’s customers. As of December 31, 2015, 2014 and 2013, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Trading derivatives by type of risk / by			Notional
product or by type of market	Assets	Liabilities	amount -
December 2015			Total
Interest rate	22,425	23,152	1,289,986
OTC options	3,291	3,367	208,175
OTC other (*)	19,134	19,785	1,069,909
Organized market options	-	-	-
Organized market other	-	-	11,902
Equity	3,223	3,142	108,108
OTC options	1,673	2,119	65,951
OTC other	112	106	4,535
Organized market options	1,437	918	34,475
Organized market other	1	-	3,147
Foreign exchange and gold	14,706	15,367	439,546
OTC options	387	458	41,706
OTC other	14,305	14,894	395,327
Organized market options	1	-	109
Organized market other	13	16	2,404
Credit	500	441	33,939
Credit default swap	436	412	30,283
Credit spread option	-	-	300
Total return swap	-	28	1,831
Other	64	-	1,526
Commodity	31	37	118
Other	16	10	675
DERIVATIVES	40,902	42,149	1,872,373
of which: OTC - credit institutions	23,385	28,343	974,604
of which: OTC - other financial corporations	9,938	8,690	688,880
of which: OTC - other	6,122	4,177	156,828

(*) Mainly Swaps with other financial institutions

	Millions of Euros
Trading derivatives by type of risk / by product or by type of market December 2014	Assets	Liabilities	Notional amount - Total
Interest rate	29,504	28,770	1,160,445
OTC options	3,919	4,301	214,621
OTC other	25,578	24,283	936,281
Organized market options	1	25	1,470
Organized market other	6	162	8,073
Equity	2,752	3,980	108,327
OTC options	1,229	1,874	64,552
OTC other	169	1,068	3,382
Organized market options	1,353	1,038	38,185
Organized market other	1	-	2,209
Foreign exchange and gold	11,409	11,773	360,573
OTC options	243	372	33,119
OTC other	10,862	11,098	323,275
Organized market options	1	-	10
Organized market other	303	304	4,170
Credit	548	504	45,066
Credit default swap	545	335	43,406
Credit spread option	3	1	1,650
Total return swap	-	-	-
Other	-	167	10
Commodity	14	24	378
Other	1	1	247
DERIVATIVES	44,229	45,052	1,675,036
of which: OTC - credit institutions	29,041	32,807	931,198
of which: OTC - other financial corporations	6,557	7,455	556,090
of which: OTC - other	6,966	3,261	133,631

	Millions of Euros
Trading derivatives by type of risk / by product or by type of market December 2013	Assets	Liabilities	Notional amount - Total
Interest rate	27,719	27,797	1,318,532
OTC options	2,806	3,021	238,809
OTC other	24,913	24,776	1,052,562
Organized market options	-	-	4,415
Organized market other	-	-	22,747
Equity	3,073	3,279	93,996
OTC options	1,746	2,073	60,328
OTC other	175	126	2,688
Organized market options	1,151	1,080	29,110
Organized market other	1	-	1,870
Foreign exchange and gold	6,389	6,585	318,594
OTC options	329	145	26,160
OTC other	6,059	6,440	288,807
Organized market options	2	-	83
Organized market other	-	-	3,544
Credit	430	436	41,044
Credit default swap	430	436	41,044
Credit spread option	-	-	-
Total return swap	-	-	-
Other	-	-	-
Commodity	21	18	903
Other	6	4	275
DERIVATIVES	37,638	38,119	1,773,344
of which: OTC - credit institutions	22,660	24,968	950,342
of which: OTC - other financial corporations	9,994	10,463	638,596
of which: OTC - other	3,828	1,607	122,472

11.    Other financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss	2015	2014	2013
ASSETS-
Loans and advances to credit institutions	62	-	-
Debt securities	173	737	663
Unit-linked products	163	157	161
Other securities	9	580	503
Equity instruments	2,075	2,024	1,750
Unit-linked products	1,960	1,930	1,689
Other securities	115	94	60
Total Assets	2,311	2,761	2,413
LIABILITIES-
Other financial liabilities	2,649	2,724	2,467
Unit-linked products	2,649	2,724	2,467
Total Liabilities	2,649	2,724	2,467

As of December 31, 2015, 2014 and 2013 the most significant balances within other financial assets and liabilities at fair value through income statement related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and BBVA Vida S.A., insurance and reinsurance, and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.        Available-for-sale financial assets

12.1      Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2015	2014	2013
Debt securities	108,448	87,679	71,861
Impairment losses	(139)	(70)	(55)
Subtotal	108,310	87,608	71,806
Equity instruments	5,262	7,370	6,111
Impairment losses	(146)	(103)	(143)
Subtotal	5,116	7,267	5,968
Total	113,426	94,875	77,774

12.2      Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale December 2015	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	38,763	2,078	(41)	40,799
Other debt securities	4,737	144	(11)	4,869
Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,702	94	-	2,795
Issued by other issuers	2,035	50	(11)	2,074
Subtotal	43,500	2,221	(53)	45,668
Foreign Debt Securities
Mexico	12,627	73	(235)	12,465
Mexican Government and other government agency debt securities	10,284	70	(160)	10,193
Other debt securities	2,343	4	(75)	2,272
Issued by Central Banks	-	-	-	-
Issued by credit institutions	260	1	(7)	254
Issued by other issuers	2,084	3	(68)	2,019
The United States	13,890	63	(236)	13,717
Government securities	6,817	13	(41)	6,789
US Treasury and other US Government agencies	2,188	4	(15)	2,177
States and political subdivisions	4,629	9	(26)	4,612
Other debt securities	7,073	50	(195)	6,927
Issued by Central Banks	-	-	-	-
Issued by credit institutions	71	5	(1)	75
Issued by other issuers	7,002	45	(194)	6,852
Turkey	13,414	116	(265)	13,265
Turkey Government and other government agency debt securities	11,801	111	(231)	11,682
Other debt securities	1,613	4	(34)	1,584
Issued by Central Banks	-	-	-	-
Issued by credit institutions	1,452	3	(30)	1,425
Issued by other issuers	162	1	(4)	159
Other countries	22,803	881	(490)	23,194
Other foreign governments and other government agency debt securities	9,778	653	(76)	10,356
Other debt securities	13,025	227	(414)	12,838
Issued by Central Banks	2,277	-	(4)	2,273
Issued by credit institutions	3,468	108	(88)	3,488
Issued by other issuers	7,280	119	(322)	7,077
Subtotal	62,734	1,132	(1,226)	62,641
Total	106,234	3,354	(1,278)	108,310

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale December 2014	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	34,445	2,290	(55)	36,680
Other debt securities	5,892	252	(22)	6,122
Issued by Central Banks	-	-	-	-
Issued by credit institutions	3,567	162	(13)	3,716
Issued by other issuers	2,325	90	(9)	2,406
Subtotal	40,337	2,542	(77)	42,802
Foreign Debt Securities
Mexico	12,662	493	(96)	13,060
Mexican Government and other government agency debt securities	10,629	459	(76)	11,012
Other debt securities	2,034	34	(20)	2,048
Issued by Central Banks	-	-	-	-
Issued by credit institutions	141	3	(3)	142
Issued by other issuers	1,892	31	(17)	1,906
The United States	10,289	102	(83)	10,307
Government securities	4,211	28	(8)	4,231
US Treasury and other US Government agencies	1,539	6	(3)	1,542
States and political subdivisions	2,672	22	(5)	2,689
Other debt securities	6,078	73	(76)	6,076
Issued by Central Banks	-	-	-	-
Issued by credit institutions	24	-	-	24
Issued by other issuers	6,054	73	(76)	6,052
Other countries	20,705	1,044	(310)	21,439
Other foreign governments and other government agency debt securities	10,355	715	(104)	10,966
Other debt securities	10,350	329	(206)	10,473
Issued by Central Banks	1,540	10	(9)	1,540
Issued by credit institutions	3,352	175	(55)	3,471
Issued by other issuers	5,459	143	(141)	5,461
Subtotal	43,657	1,639	(490)	44,806
Total	83,994	4,181	(566)	87,608

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale December 2013	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	30,688	781	(90)	31,379
Other debt securities	8,536	227	(25)	8,738
Issued by Central Banks	-	-	-	-
Issued by credit institutions	5,907	124	(4)	6,027
Issued by other issuers	2,629	103	(21)	2,711
Subtotal	39,224	1,008	(115)	40,116
Foreign Debt Securities
Mexico	10,433	328	(178)	10,583
Mexican Government and other government agency debt securities	9,028	281	(160)	9,150
Other debt securities	1,404	47	(19)	1,433
Issued by Central Banks	-	-	-	-
Issued by credit institutions	84	11	(2)	93
Issued by other issuers	1,320	36	(16)	1,340
The United States	5,962	58	(82)	5,937
Government securities	1,055	11	(11)	1,056
US Treasury and other US Government agencies	171	3	(4)	170
States and political subdivisions	884	8	(7)	885
Other debt securities	4,907	46	(72)	4,881
Issued by Central Banks	-	-	-	-
Issued by credit institutions	234	2	(2)	233
Issued by other issuers	4,674	44	(70)	4,648
Other countries	14,928	570	(329)	15,170
Other foreign governments and other government agency debt securities	7,128	333	(261)	7,199
Other debt securities	7,801	237	(67)	7,971
Issued by Central Banks	1,209	9	(10)	1,208
Issued by credit institutions	4,042	175	(51)	4,166
Issued by other issuers	2,550	54	(6)	2,597
Subtotal	31,323	956	(589)	31,690
Total	70,547	1,964	(704)	71,806

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of December 31, 2015, 2014 and 2013 are as follows:

	December 2015		December 2014		December 2013
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,842	1.7%	1,459	1.7%	847	1.2%
AA+	10,372	9.6%	7,620	8.7%	4,927	6.9%
AA	990	0.9%	329	0.4%	198	0.3%
AA-	938	0.9%	1,059	1.2%	748	1.0%
A+	1,686	1.6%	597	0.7%	554	0.8%
A	994	0.9%	2,223	2.5%	8,463	11.8%
A-	4,826	4.5%	13,606	15.5%	4,588	6.4%
BBB+	51,885	47.9%	9,980	11.4%	7,203	10.0%
BBB	23,728	21.9%	41,283	47.1%	29,660	41.3%
BBB-	5,621	5.2%	2,568	2.9%	9,152	12.7%
BB+ or below	2,639	2.4%	3,942	4.5%	3,548	4.9%
Without rating	2,789	2.6%	2,942	3.4%	1,918	2.7%
Total	108,310	100.0%	87,608	100.0%	71,806	100.0%

12.3      Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of December 31, 2015, 2014 and 2013 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale December 2015	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,402	17	(558)	2,862
Credit institutions	-	-	-	-
Other entities	3,402	17	(558)	2,862
Listed foreign company shares	1,027	392	(44)	1,375
United States	41	21	-	62
Mexico	9	42	(10)	40
Turkey	6	4	(5)	6
Other countries	972	325	(29)	1,267
Subtotal	4,430	409	(602)	4,236
Unlisted equity instruments
Unlisted Spanish company shares	74	5	(1)	78
Credit institutions	4	1	-	6
Other entities	69	3	(1)	72
Unlisted foreign companies shares	701	108	(7)	802
United States	549	5	-	554
Mexico	1	-	-	1
Turkey	21	13	(6)	27
Other countries	130	91	(1)	220
Subtotal	775	113	(8)	880
Total	5,204	522	(610)	5,116

	Millions of Euros
Equity Instruments Available-for-Sale December 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,129	92	(71)	3,150
Credit institutions	2	1	-	3
Other entities	3,126	92	(71)	3,147
Listed foreign company shares	2,227	1,235	(34)	3,428
United States	54	2	-	56
Mexico	54	-	(5)	49
Turkey
Other countries	2,118	1,233	(28)	3,323
Subtotal	5,356	1,327	(105)	6,578
Unlisted equity instruments
Unlisted Spanish company shares	48	1	-	49
Credit institutions	-	-	-	-
Other entities	48	1	-	49
Unlisted foreign companies shares	616	28	(3)	641
United States	486	16	-	502
Mexico	1	-	-	1
Turkey
Other countries	129	12	(3)	138
Subtotal	664	29	(3)	690
Total	6,020	1,356	(108)	7,267

	Millions of Euros
Equity Instruments Available-for-Sale December 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,270	54	(46)	3,277
Credit institutions	3	-	-	3
Other entities	3,267	54	(46)	3,275
Listed foreign company shares	2,030	46	(9)	2,066
United States	16	-	-	16
Mexico	8	37	-	45
Turkey
Other countries	2,006	9	(9)	2,006
Subtotal	5,300	100	(55)	5,343
Unlisted equity instruments
Unlisted Spanish company shares	61	-	(1)	60
Credit institutions	3	-	-	3
Other entities	58	-	(1)	57
Unlisted foreign companies shares	554	9	(1)	563
United States	455	-	-	455
Mexico	-	-	-	-
Turkey
Other countries	99	9	(1)	107
Subtotal	616	9	(2)	623
Total	5,916	109	(57)	5,968

12.4      Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	2015	2014	2013
Balance at the beginning	3,816	851	(238)
Valuation gains and losses	(1,222)	4,841	1,653
Income tax	924	(1,414)	(489)
Amounts transferred to income	(1,844)	(462)	(136)
Other reclassifications	-	-	61
Balance at the end	1,674	3,816	851
Of which:
Debt securities	1,769	2,965	780
Equity instruments	(95)	851	71

As of December 31, 2015, 65.5% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

The losses recognized for Debt Securities in the heading “Impairment Losses-Available-for-Sale Financial Assets” in the accompanying consolidated income statement amounted 1, 19 and 5 million of euros in 2015, 2014 and 2013 respectively (see Note 46).

As of December 31, 2015, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 30 June, 2015, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized, for equity instruments Available-for-Sale, under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €23, €17 and €31 million for the years ended December 31, 2015, 2014 and 2013, respectively (see Note 46).

13.      Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

			Millions of Euros
Loans and Receivables	Notes	2015	2014	2013
Loans and advances to credit institutions	13.1	32,962	27,059	22,862
Loans and advances to customers	13.2	414,165	338,657	323,607
Debt securities	13.3	10,516	6,659	4,476
Total		457,644	372,375	350,945

13.1       Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

			Millions of Euros
Loans and Advances to Credit Institutions	Notes	2015	2014	2013
Reciprocal accounts		241	126	132
Deposits with agreed maturity		6,732	3,679	5,901
Demand deposits		3,405	1,592	1,421
Other accounts		10,820	11,138	8,510
Reverse repurchase agreements	34	11,749	10,440	6,828
Total gross	7.3.1	32,947	26,975	22,792
Valuation adjustments		16	85	70
Impairment losses	7.3.8	(51)	(29)	(40)
Accrued interests and fees		68	114	110
Hedging derivatives and others		(1)	-	-
Total net		32,962	27,059	22,862

13.2        Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2015	2014	2013
Mortgage secured loans	7.3.2	144,203	124,097	125,564
Other loans secured with security interest	7.3.2	57,041	28,419	23,660
Unsecured loans		137,322	119,002	109,600
Credit lines		13,758	12,851	11,166
Commercial credit		13,434	10,015	9,711
Receivable on demand and other		9,226	7,021	8,210
Credit cards		15,360	11,756	11,070
Finance leases		9,032	7,095	6,954
Reverse repurchase agreements	34	5,036	6,990	4,449
Financial paper		1,063	873	930
Impaired assets	7.3.7	25,333	22,703	25,445
Total gross		430,808	350,822	336,759
Valuation adjustments		(16,643)	(12,166)	(13,151)
Impairment losses	7.3.8	(18,691)	(14,244)	(14,950)
Hedging derivatives and others		1,199	1,215	846
Rest of valuation adjustments		849	863	953
Total net		414,165	338,657	323,607

The changes during the year ended December 31, 2015, are mainly as a result of the acquisition of Catalunya Banc and Garanti.

As of December 31, 2015, 32% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 68% have variable interest rates.

The heading “Loans and advances to customers” includes financial leases that several Group entities sign with customers to assist them in acquisitions of goods, both properties and fixtures. The breakdown of financial lease agreements as of December 31, 2015, 2014 and 2013 was the following:

	Millions of Euros
Financial Lease Arrangements	2015	2014	2013
Movable property	6,181	4,413	4,095
Real Estate	2,851	2,682	2,859
Fixed rate	74%	73%	69%
Floating rate	26%	27%	31%

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

	Millions of Euros
Securitized Loans	2015	2014	2013
Securitized mortgage assets	28,955	25,099	22,407
Other securitized assets	3,666	2,225	4,224
Commercial and industrial loans	751	735	2,330
Finance leases	154	219	301
Loans to individuals	2,067	1,213	1,518
Other	694	58	75
Total	32,621	27,324	26,631
Of which:
Liabilities associated to assets retained on the balance sheet (*)	7,619	5,215	6,348

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 21.3.2).

13.3       Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	2015	2014	2013
Government		3,275	5,608	3,175
Credit institutions		125	81	297
Other sectors (*)		7,126	975	1,009
Total gross	7.3.1	10,526	6,663	4,481
Valuation adjustments	7.3.8	(10)	(4)	(5)
Total net		10,516	6,659	4,476

(*)

The increase recorded in “Other sectors” is mainly due to the bonds issued by the Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria (SAREB) held in portfolio by Catalunya Banc.

During the year ended 31, 2015, the change in this heading is mainly due to the incorporation of Catalunya Banc Group and Garanti Group (see Note 3).

14.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2015	2014	2013
ASSETS-
interest rate risk	45	121	98
Hedging derivatives	3,538	2,551	2,530
LIABILITIES-
interest rate risk	358	-	-
Hedging derivatives	2,726	2,331	1,792

As of December 31, 2015, 2014 and 2013, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

●	Fair value hedging:

-	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Long-term fixed-interest debt securities issued by the Bank: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Available-for-sale equity instruments: This risk is hedged using equity forwards.

-	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-

Fixed-interest deposit portfolio hedges: in order to provide stability to net interest income and to protect the economic value of the balance sheet from rate fluctuations, cash flow and fair value hedge derivatives are put in place

●	Cash-flow hedges

Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

●	Net foreign-currency investment hedges:

The risks hedged are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Derivatives - Hedge accounting: Breakdown by type of risk and type of hedge - December 2015	Assets	Liabilities	Notional amount - Total hedging
Interest rate	1,660	875	55,767
OTC options	187	128	1,390
OTC other	1,473	747	54,377
Organized market options	-	-	-
Organized market other	-	-	-
Equity	12	74	2,500
OTC options	-	72	791
OTC other	12	2	1,709
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	675	389	3,335
OTC options	-	-	1
OTC other	675	388	3,334
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodity	-	-	-
Other	-	-	-
FAIR VALUE HEDGES	2,347	1,337	61,602
Interest rate	204	319	13,593
OTC options	-	-	-
OTC other	204	318	13,329
Organized market options	-	-	-
Organized market other	-	1	264
Equity	-	-	-
Foreign exchange and gold	242	34	2,382
OTC options	42	12	1,493
OTC other	200	22	889
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodity	-	-	-
Other	-	-	-
CASH FLOW HEDGES	446	353	15,974
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	47	304	5,362
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	697	732	17,919
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	3,538	2,726	100,858
of which: OTC - credit institutions	3,413	2,366	49,776
of which: OTC - other financial corporations	95	256	47,881
of which: OTC - other	29	103	2,936

	Millions of Euros
Derivatives - Hedge accounting: Breakdown by type of risk and type of hedge- December 2014	Assets	Liabilities	Notional amount - Total hedging
Interest rate	2,174	990	56,125
OTC options	-	-	2
OTC other	2,174	990	56,123
Organized market options	-	-	-
Organized market other	-	-	-
Equity	13	101	578
OTC options	8	89	578
OTC other	6	12	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	-	12	2,741
OTC options	-	-	-
OTC other	-	12	2,741
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	20
OTC options	-	-	20
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	61	115
FAIR VALUE HEDGES	2,188	1,164	59,578
Interest rate	265	272	6,014
OTC options	3	7	-
OTC other	262	265	5,777
Organized market options	-	-	-
Organized market other	-	-	238
Equity	-	-	-
Foreign exchange and gold	36	27	2,070
OTC options	22	12	1,064
OTC other	14	16	1,006
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodity	-	-	-
Other	-	-	-
CASH FLOW HEDGES	301	299	8,085
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	-	502	4,160
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	62	366	10,783
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	2,551	2,331	82,606
of which: OTC - credit institutions	2,305	1,954	42,724
of which: OTC - other financial corporations	236	280	39,169
of which: OTC - other	10	97	476

	Millions of Euros
Derivatives - Hedge accounting: Breakdown by type of risk and type of hedge- December 2013	Assets	Liabilities	Notional amount - Total hedging
Interest rate	2,310	1,212	63,354
OTC options	-	-	-
OTC other	2,310	1,212	63,354
Organized market options	-	-	-
Organized market other	-	-	-
Equity	11	35	87
OTC options	-	-	-
OTC other	11	35	87
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	6	7	303
OTC options	-	-	-
OTC other	6	7	303
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	1	25
OTC options	-	-	-
OTC other	-	1	25
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	9	153
FAIR VALUE HEDGES	2,328	1,265	63,922
Interest rate	148	143	5,224
OTC options	-	-	-
OTC other	148	143	5,224
Organized market options	-	-	-
Organized market other	-	-	-
Equity	-	-	-
Foreign exchange and gold	2	2	2,037
OTC options	2	2	2,037
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodity	-	-	-
Other	-	-	-
CASH FLOW HEDGES	149	145	7,260
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	-	-	6
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	53	383	7,838
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	2,530	1,792	79,026
of which: OTC - credit institutions	2,074	1,421	50,902
of which: OTC - other financial corporations	447	316	27,070
of which: OTC - other	9	55	1,055

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2015 are:

			Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	765	1,442	1,817	945	4,969
Payable cash outflows	851	1,270	1,804	1,068	4,993

The above cash flows will have an impact on the Group’s consolidated income statements until 2050.

In the years ended December 31, 2015, 2014 and 2013 there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the years ended December 31, 2015, 2014 and 2013 was not material.

15.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated	2015	2014	2013
Foreclosures and recoveries	3,991	3,330	3,099
Foreclosures	3,775	3,144	2,914
Recoveries from financial leases	216	186	185
Other assets from:	706	315	302
Property, plants and equipment	431	272	270
Operating leases	275	43	32
Business sale - Assets (*)	37	924	92
Accrued amortization (**)	(80)	(74)	(49)
Impairment losses	(1,285)	(702)	(565)
Total Non-Current Assets Held-for-Sale	3,369	3,793	2,880

(*)	As of December 31, 2015, mainly included the investment in CIFH (see Note 3
(**)	Net of accumulated amortization until reclassified as non-current assets held for sale.

The changes in the balances of “Non-current assets available for sale” in 2015, 2014 and 2013 are as follows:

		Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2015	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		3,144	186	241	924	4,495
Additions		801	94	79	-	974

Contributions from merger transactions		446	1	163	-	609
Retirements (sales and other decreases)		(586)	(53)	(163)	(887)	(1,688)
Transfers, other movements and exchange differences		(30)	(13)	307	-	264
Balance at the end		3,775	216	626	37	4,654

Impairment (2)
Balance at the beginning		578	53	70	-	702
Additions	49	208	11	66	-	285

Contributions from merger transactions		328	-	75	-	404
Retirements (sales and other decreases)		(117)	(14)	(39)	-	(170)

Other movements and exchange differences		(4)	2	66	-	64
Balance at the end		994	52	240	-	1,285
Balance at the end of Net carrying value (1)-(2)		2,781	164	387	37	3,369

(*) Net of accumulated amortization until reclassified as non-current assets held for sale (**) Business sale agreement (Note 3)
	Notes	Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2014		Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,914	186	253	92	3,445
Additions		783	50	82	-	916
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreass)		(565)	(36)	(161)	-	(762)

Transfers, other movements and exchange differences		12	(14)	67	832	897
Balance at the end		3,144	187	241	924	4,495

Impairment (2)
Balance at the beginning		420	45	99	-	565
Additions	49	391	12	4	-	406

Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(140)	(7)	(51)	-	(198)

Transfers, other movements and exchange differences		(93)	3	19	-	(71)
Balance at the end		578	53	71	-	702
Balance at the end of Net carrying value (1)-		2,565	134	170	924	3,793

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

(**)	Business sale agreement (Note 3)

		Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2013	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,877	167	121	1,536	4,702
Additions		940	84	69	-	1,093
Contributions from merger transactions		-1		-	-	1
Retirements (sales and other decreases)		(569)	(58)	(117)	(1,536)	(2,280)
Transfers, other movements and exchange differences		(334)	(9)	180	92	(72)
Balance at the end		2,914	186	253	92	3,445

Impairment (2)
Balance at the beginning		415	42	15	-	472
Additions	49	569	29	3	-	602
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(118)	(15)	(15)	-	(147)
Transfers, other movements and exchange differences		(447)	(12)	96	-	(363)
Balance at the end		420	45	99	-	565
Balance at the end of Net carrying value (1)-		2,494	141	154	92	2,880

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

(**)	Business sale agreement (Note 3)

Assets from foreclosures or recoveries

As of December 31, 2015, 2014 and 2013, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €2,415, €2,330 and €2,279 million in assets for residential use; €486, €342 and €326 million in assets for tertiary use (industrial, commercial or office) and €44, €26 and €29 million in assets for agricultural use, respectively.

In December 31, 2015, 2014 and 2013, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2015, 2014 and 2013, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €179, €165 and €118 million, respectively; with an average financing of 74% of the sales price.

As of December 31, 2015, 2014 and 2013, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €18, €22 and €24 million, respectively.

16.      Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2015	2014	2013
Associates entities	636	417	1,272
Joint ventures	243	4,092	3,470
Total	879	4,509	4,742

16.1        Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Associates Entities	2015	2014	2013
Metrovacesa, S.A.	351	233	315
Sociedad Española de Medios de Pago, S.A. (Servired)	92	8	8
Brunara SICAV, S.A.	54	52	48
Occidental Hoteles Management, S.L.	-	-	98
Tubos Reunidos, S.A.	-	-	53
Citic International Financial Holdings Ltd (CIFH)	-	-	631
Other associates	139	124	119
Total	636	417	1,272

As of December 31, 2015, the most significant of the Group’s investments associates are Metrovacesa and Servired, for which Management agreements are maintained with other banks shareholders, so are accounted for using the equity method.

Appendix II shows the details of the associates as of December 31, 2015.

The following is a summary of the changes in the years ended December 31, 2015, 2014 and 2013 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year	2015	2014	2013
Balance at the beginning	417	1,272	6,469
Acquisitions and capital increases	192	1	65
Disposals and capital reductions	(5)	(2)	(4)
Transfers and changes of consolidation method	(3)	(948)	(5,453)
Share of profit and loss (Note 38)	(18)	26	425
Exchange differences	(11)	89	(71)
Dividends, valuation adjustments and others	64	(21)	(159)
Balance at the end	636	417	1,272

The changes in the year ended December 31, 2015, are mainly a result of capital increase of Metrovacesa and the increased value of Servired by gains in its stake in Visa.

During the year ended December 31, 2014, the investment on Occidental Hoteles Management, S.L. was reclassified to “Non-current assets available for sale”. Also, BBVA sold 6.89% of its participation in Tubos Reunidos, S.A., decreasing its participation to 14.47%, which meant a loss of significant influence and triggered therefore the reclassification of this investment to “Financial assets available for sale” in an amount of €47 million. The impact in equity and the consolidated income statement was not material.

The changes in 2013 are mainly a result of the sale and reclassification of the remaining stake in CNCB to the heading “Available-for-sale financial assets” as it is mentioned in the Note 3.

16.2         Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint ventures	2015	2014	2013
Garanti Group	-	3,853	3,245
PSA Finance Argentina	23	26	19
Altura Markets	20	18	17
Other joint ventures	200	195	189
Total	243	4,092	3,470

As of December 31, 2015, the main joint venture are PSA Finance Argentina y Altura Markets for which joint management agreements with other shareholders are kept , so are accounted for using the equity method.

The main variation in this heading is as a result of the change in the method used for the consolidation to full consolidation method as a consequence of the control of the investee (see Note 3).

Details of the joint ventures of December 31, 2015 are shown in Appendix II.

The following is a summary of the changes as of December 31, 2015, 2014 and 2013 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Joint ventures. Changes in the Year	2015	2014	2013
Balance at the beginning	4,092	3,470	4,313
Acquisitions and capital increases	272	35	70
Disposals and capital reductions	(27)	(8)	(11)
Transfers and changes of consolidation method	(3,848)	-	(155)
Share of profit and loss (Note 38)	192	317	269
Exchange differences	(239)	146	(818)
Dividends, valuation adjustments and others	(200)	132	(198)
Balance at the end	242	4,092	3,470

16.3         Other information about associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of associates and joint ventures as of December 31, 2015, 2014 and 2013, respectively.

	Millions of Euros
Associates and Joint ventures	2015 (*)		2014 (*)		2013 (*)
Financial Main figures (*)	Associates	Joint- ventures	Associates	Joint- ventures	Associates	Joint- ventures
Interest Margin	26	6	(28)	(1)	73	26
Gross income	112	85	76	82	305	78
Profit from continuing operations	9	4	(10)	-	82	(23)
Profit from discontinued operations (net)	-	-	-	-	-	-
Total	9	4	(10)	-	77	(23)

(*)

Dates of the company’s financial statements updated at the most recent available information. Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

As of December 31, 2015 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 52.2).

As of December 31, 2015 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 52.2).

16.4      Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint ventures, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

16.5      Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of December 31, 2015, 2014 and 2013, there was no impairment recognized.

17.      Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use					Assets Leased out under an Operating Lease
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2015	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	Total tangible asset of Own Use	Investment Properties		Total
Cost -
Balance at the beginning	4,168	1,085	5,904	11,157	2,180	674	14,012
Additions	105	715	1,097	1,917	14	240	2,171
Retirements	(18)	(39)	(146)	(203)	(167)	(74)	(444)
Acquisition of subsidiaries in the year	1,378	78	1,426	2,882	738	-	3,620
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	718	(1,211)	40	(453)	(235)	(153)	(841)
Exchange difference and other	(494)	(83)	(693)	(1,271)	(139)	(19)	(1,429)
Balance at the end	5,858	545	7,628	14,029	2,391	668	17,088

Accrued depreciation -
Balance at the beginning	1,255	-	3,753	5,008	102	226	5,335
Additions (Note 44)	103	-	512	615	25	-	640
Retirements	(16)	-	(129)	(145)	(10)	-	(155)
Acquisition of subsidiaries in the year	140	-	940	1,080	23	-	1,103
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(19)	-	(16)	(35)	(9)	(15)	(59)
Exchange difference and other	(360)	-	(509)	(869)	(15)	(9)	(893)
Balance at the end	1,103	-	4,551	5,654	116	202	5,972

Impairment -
Balance at the beginning	148	-	16	164	687	6	857
Additions (Note 47)	7	-	19	26	30	4	60
Retirements	-	-	(1)	(1)	(64)	-	(65)
Acquisition of subsidiaries in the year	187	-	-	187	295	-	482
Disposal of entities in the year	-	-	-	-	-	-	-
Exchange difference and other	12	-	(34)	(22)	(140)	-	(162)
Balance at the end	354	-	-	354	808	10	1,172

Net tangible assets -

Balance at the beginning	2,764	1,085	2,135	5,985	1,392	443	7,820
Balance at the end	4,401	545	3,077	8,021	1,467	456	9,944

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2014	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,980	715	6,827	11,522	2,519	705	14,747
Additions	153	517	568	1,238	4	176	1,418
Retirements	(48)	(32)	(697)	(777)	(96)	(38)	(911)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(30)	(94)	33	(91)	(41)	(173)	(305)
Exchange difference and other	113	(21)	(827)	(735)	(206)	4	(937)
Balance at the end	4,168	1,085	5,904	11,157	2,180	674	14,012

Accrued depreciation -
Balance at the beginning	1,179	-	4,801	5,980	102	233	6,314
Additions (Note 44)	94	-	495	589	22	-	611
Retirements	(20)	-	(669)	(689)	(6)	(1)	(696)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(11)	-	(17)	(28)	(1)	(20)	(49)
Exchange difference and other	13	-	(857)	(844)	(15)	14	(845)
Balance at the end	1,255	-	3,753	5,008	102	226	5,335

Impairment -
Balance at the beginning	153	-	15	168	727	6	900
Additions (Note 47)	25	-	10	35	61	-	97
Retirements	(1)	-	-	(1)	(46)	-	(47)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Exchange difference and other	(29)	-	(9)	(38)	(55)	-	(93)
Balance at the end	148	-	16	164	687	6	857
Net tangible assets -
Balance at the beginning	2,647	715	2,011	5,373	1,693	468	7,534
Balance at the end	2,764	1,085	2,135	5,985	1,392	443	7,820

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2013	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	4,071	505	6,746	11,322	2,609	768	14,700
Additions	108	406	507	1,021	87	144	1,252
Retirements	(12)	(11)	(378)	(402)	(52)	(1)	(455)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	45	(150)	109	4	(122)	(155)	(272)
Exchange difference and other	(232)	(35)	(156)	(423)	(3)	(52)	(478)
Balance at the end	3,980	715	6,827	11,522	2,519	705	14,747

Accrued depreciation -
Balance at the beginning	1,144	-	4,811	5,956	95	237	6,287
Additions (Note 44)	101	-	459	560	21	-	581
Retirements	(6)	-	(342)	(347)	(2)	-	(350)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(2)	-	(16)	(18)	(2)	(7)	(26)
Exchange difference and other	(58)	-	(112)	(169)	(11)	2	(178)
Balance at the end	1,179	-	4,801	5,980	102	233	6,314

Impairment -
Balance at the beginning	177	-	13	189	646	6	841
Additions (Note 47)	17	-	15	32	127	-	160
Retirements	(4)	-	-	(4)	-	-	(4)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Exchange difference and other	(37)	-	(13)	(50)	(46)	-	(96)
Balance at the end	153	-	15	168	727	6	900
Net tangible assets -
Balance at the beginning	2,750	505	1,922	5,177	1,870	525	7,572
Balance at the end	2,647	715	2,011	5,373	1,693	468	7,534

As of December 31, 2015 the cost of fully amortized tangible assets that remained in use was €2,663 million while its recoverable residual value was not significant.

The balance of amortizations in this heading during the years ended December 2015, 2014 and 2013 are provided in Note 44.

As of December 31, 2015, 2014 and 2013 the amount of tangible assets under financial lease schemes on which its expected to exercise the purchase option was not material.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	2015	2014	2013
Spain	3,811	3,112	3,230
Mexico	1,818	1,831	1,794
South America	1,684	1,676	1,590
The United States	669	672	685
Turkey	1,109	1	1
Rest of the world	54	79	120
Total	9,145	7,371	7,420

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2015, 2014 and 2013:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2015	2014	2013
BBVA and Spanish subsidiaries	4,584	4,083	4,377
Foreign subsidiaries	5,360	3,737	3,157
Total	9,944	7,820	7,534

18.      Intangible assets

18.1         Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), to which the Goodwill are allocated for purposes of impairment testing, is as follows:

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2015	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,767	12	549	-	-	5,328
Turkey	-	672	(50)	-	-	622
Mexico	638	-	(35)	-	-	602
Colombia	208	-	(31)	-	-	176
Chile	65	-	(3)	-	-	62
Rest	20	-	(1)	-	-	20
Total	5,697	684	429	-	-	6,811

The change in 2015 is mainly as a result of the full consolidation of Garanti since the date of effective control (see Note 3) assigned to the CGU of Turkey and exchange differences due to the appreciation of the US Dollar against the euro and the depreciation of the other currencies.

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2014	Balance at the Beginning	Additions(*)	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,133	65	570	-	(1)	4,767
Mexico	630	-	7	-	-	638
Colombia	227	-	(19)	-	-	208
Chile	66	-	(1)	-	-	65
Rest	12	8	-	-	-	20
Total	5,069	73	557	-	(1)	5,697

(*)	The change depicted in the above table corresponded to the acquisition of Simple.

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2013	Balance at the Beginning	Additions(*)	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,320	-	(187)	-	-	4,133
Mexico	663	-	(33)	-	-	630
Colombia	259	-	(32)	-	-	227
Chile	175	-	(9)	-	(100)	65
Rest	13	-	(1)	-	-	12
Total	5,430	-	(262)	-	(100)	5,069

(*)	The change depicted in the above table corresponded to the sale of AFP Provida (see Note 3).

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment. As of December 31, 2015, no indicators of impairment have been identified in any of the main cash-generating units.

Both the CGU’s fair values in the United States and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

Three key hypotheses are used when calculating the impairment test. They those to which the amount of the recoverable value is most sensitive:

●	The forecast cash flows estimated by the Group’s management, and based on the latest available budgets for the next 5 years.

●	The constant sustainable growth rate for extrapolating cash flows, starting in the fifth year (2020), beyond the period covered by the budgets or forecasts.

●

The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group’s management to determine the values of the hypotheses is based both on its projections and past experience. These values are uniform and use external sources of information. At the same time, the valuations of the most significant goodwill have in general been reviewed by independent experts (not the Group’s external auditors) who apply different valuation methods according to each type of asset and liability

As of December 31, 2015, 2014 and 2013, no impairment was detected in any of the main cash-generating units.

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant hypotheses used in the impairment test of this mentioned CGU are:

	Millions of Euros
Impairment test hypotheses CGU Goodwill in the United States	2015	2014	2013
Rate of discount	9.8%	10.0%	10.8%
Rate of increase	4.0%	4.0%	4.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2015, 2014 and 2013 the Group used a steady growth rate of 4% based on the real GDP growth rate of the United States and expected inflation. This 4% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF. In addition, the Group has a greater relative weight of its business in Texas where it is expected (according to BBVA Research forecasts) that the economic recovery will be better than in the rest of the country.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basic points) of each of the key assumptions:

	Millions of Euros
Sensitivity analysis for main hypotheses	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Rate of discount	(1,117)	1,329
Rate of increase	803	(675)

(*)

Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years (32 basis points).

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows. In case of a rise in interest rates in the United States, net interest income would be positively affected and, therefore, the recoverable amount of the CGU would increase.

Goodwill in business combinations

Catalunya Banc

As stated in Note 3, in the year ended December 31, 2015 the Group acquired 98.4% of the share capital of the Catalunya Banc.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Catalunya Banc prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

	Millions of Euros
Valuation and calculation of badwill for the acquisition of stake in Catalunya Banc	Carrying Amount	Fair Value
Acquisition cost (A)	-	1,165
Cash	616	616
Held for Trading	341	341
Other Financial Assets designated at Fair Value Through Profit or Loss	-	-
Available for Sale	1,845	1,853
Loans and receivables	37,509	36,766
Held to Maturity Investments (*)	-	-
Fair Value Changes of the Hedged items in Portfolio hedges of interest	23	23
Hedging Derivatives	845	845
Non-current assets held for sale	274	193
Investments in entities accounted for Using the equity method	209	293
Tangible assets	908	626
Intangible assets	7	129
Other assets	581	498
Financial Liabilities Held for Trading	(332)	(332)
Financial liabilities at Amortized Cost	(41,271)	(41,501)
Fair Value Changes of the Hedged items in Portfolio hedges of interest	(490)	(490)
Hedging Derivatives	(535)	(535)
Provisions	(1,248)	(1,667)
Other liabilities	(84)	(84)
Deferred tax	3,312	3,630
Total fair value of assets and liabilities acquiered (B)	-	1,205
Non controlling Interest Catanlunya Banc Group (**) (C)	2	2
Non controlling Interest after purchase (D)	-	12
Badwill (A)-(B)+(C )+(D)	-	(26)

(*)	After the purchase, it has been reclassified under the heading “Available-for-Sale”

(**)	It corresponds to non-controlling interests that Catalunya Banc held, prior to integration in the BBVA Group

Because the resulting goodwill was negative, a gain was recognized in the accompanying consolidated income statement for 2015 under the heading “Badwill” (see Note 2.2.7).

The calculation of this amount is subject to change, since the estimate of all the fair values is being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (April 2015). However, the Group does not expect any significant changes in this amount.

Garanti Bank

As stated in Note 3, in the year ended December 31, 2015 the Group acquired 14.89% of the share capital of the Garanti Bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Garanti Bank prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method

	Millions of Euros
Valuation and calculation of goodwill in Garanti Bank	Carrying Amount	Fair Value
Acquisition cost (A)	-	5,044
Cash	8,915	8,915
Held for Trading	419	419
Available for Sale	14,618	14,773
Loans and receivables	58,495	58,056
Non-current assets held for sale	-	3
Investments in entities accounted for Using the equity method	14	21
Tangible assets	785	1,399
Intangible assets	11	1,542
Other assets	3,715	3,651
Financial liabilities at Amortized Cost	(70,920)	(70,920)
Provisions	(394)	(698)
Other liabilities	(6,418)	(6,418)
Deferred tax	263	109
Total fair value of assets and liabilities acquiered (B)	-	10,852
Non controlling Interest Garanti Group (*) (C)	5,669	5,669
Non controlling Interest after purchase (D)	-	811
Goodwill (A)-(B)+(C )+(D)	-	672

The estimate as of December 31, 2015, in accordance with the acquisition method, which compares the fair value assigned to the acquired assets and liabilities of Garanti along with the intangible assets identifies, as well as the cash payment carried out by the Group related to the transaction generates a goodwill.

The calculation of this amount is subject to change, since the estimate of all the fair values is being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (July 2015). However, the Group does not expect any significant changes in this amount.

18.2 Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other intangible assets	2015	2014	2013
Computer software acquisition expenses (*)	2,034	1,519	1,480
Other deferred charges (*)	632	22	20
Other intangible assets (*)	801	134	199
Impairment	(4)	(2)	(9)
Total	3,464	1,673	1,690

(*)	In year 2015, the increase registered in these headings is mainly due to the acquisition of Catalunya Banc Group and Garanti Group (see Note 18.1).

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2015	2014	2013
Balance at the beginning		1,673	1,690	1,702
Acquisition of subsidiaries in the year		1,793	-	-
Additions		571	467	543
Amortization in the year	44	(631)	(535)	(514)
Exchange differences and other		62	59	(33)
Impairment	47	(4)	(8)	(9)
Balance at the end		3,464	1,673	1,690

During the year ended December 31, 2015, the variation of “Other intangible assets” is due to the integration of Catalunya Banc. The amortization amounts included under this heading for the years ended December 31, 2015, 2014 and 2013 are detailed in Note 44.

As of December 31, 2015, the balance of fully amortized intangible assets that remained in use was € 1,238 million, while their recoverable value is not significant.

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

19.2       Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2015 are 2010 and subsequent years for the main taxes applicable.

The remainders of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

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

19.3         Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2015		2014		2013
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	4,603		3,980		2,864
From continuing operations	4,603		3,980		954
From discontinued operations	-		-		1,910

Taxation at Spanish corporation tax rate 30%	1,381	30.00%	1,194	30.00%	859	30.00%

Lower effective tax rate from our foreign entities (*)	(221)		(318)		(498)
Mexico	(149)	24.65%	(145)	24.27%	(301)	19.53%
Chile	(28)	17.83%	(71)	(8.36)%	(23)	23.00%
Colombia	2	30.42%	2	30.41%	(20)	25.06%
Peru	(13)	27.63%	(12)	27.59%	(59)	20.74%
Others	(33)	-	(76)		33
Revenues with lower tax rate (dividends)	(65)		(88)		(50)
Equity accounted earnings	(74)		(147)		(211)
Other effects	253		257		(73)
Current income tax	1,274		898		27
Of which:
Continuing operations	1,274		898		(16)
Discontinued operations	-		-		43

(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the years ended December 31, 2015, 2014 and 2013 is as follows:

	Millions of Euros
Effective Tax Rate	2015	2014	2013
Income from:
Consolidated Tax Group	(1,426)	(997)	(3,115)
Other Spanish Entities	107	18	(13)
Foreign Entities	5,922	4,959	5,992
Total	4,603	3,980	2,864
Income tax and other taxes	1,274	898	27
Effective Tax Rate	27.68%	22.56%	0.94%

19.4         Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

	Millions of Euros
Tax recognized in total equity	2015	2014	2013
Charges to total equity
Debt securities	(593)	(953)	(223)
Equity instruments	113	(188)	(9)
Subtotal	(480)	(1,141)	(232)
Total	(480)	(1,141)	(232)

19.5 Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax assets and Liabilities	2015	2014	2013
Tax assets- Current	1,901	2,035	2,502
Deferred	15,878	10,391	9,202
Pensions	1,022	902	750
Portfolio	1,474	920	1,138
Other assets (investments in subsidiaries)	554	535	456
Impairment losses	1,346	1,041	790
Other	981	905	512
Secured tax assets (*)	9,536	4,881	4,373
Tax losses	965	1,207	1,183
Total	17,779	12,426	11,704
Tax Liabilities-
Current	1,238	980	993
Deferred	3,483	3,177	1,537
Portfolio	1,907	2,096	925
Charge for income tax and other taxes	1,576	1,081	612
Total	4,721	4,157	2,530

(*)	Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

With respect to the changes in assets and liabilities due to deferred tax contained in the above table, the following should be pointed out:

●

The increase in guaranteed tax assets is mainly the result of the integration in 2015 of the Catalunya Banc Group for €4,097 million, as well as the generation of a higher amount over the year through the application of the tax code in force.

●

The increase in assets due to deferred tax other than guaranteed tax assets is due mainly to the consolidation and registration of fair value adjustments in the Garanti business combinations for €503 million.

●	The reduction in tax losses is mainly the result of offsetting in 2015 the negative tax bases and deductions pending application generated in previous years for €206 million.

●	The increase in liabilities due to deferred tax other is due mainly to the consolidation and registration of fair value adjustments in the Garanti business combinations €355 million.

Of the assets and liabilities due to deferred tax contained in the above table, those included in section 21.4 above have been recognized against the entity’s equity, and the rest against earnings for the year

As of December 31, 2015, 2014 and 2013, the estimated amount of temporary differences associated with investments in foreign subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, were €656 million, €497 million and €297 million, respectively

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

Secured tax assets	2015	2014	2013
Pensions	1,904	1,741	1,565
Impairment losses	7,632	3,140	2,808
Total	9,536	4,881	4,373

As of December 31, 2015, non-guaranteed net deferred tax assets of the above table amounted to €2,859 million (€2,333 million as of December 31, 2014 and €3,292 million as of December 31, 2013), which broken down by major geographies is as follows:

●

Spain: Net deferred tax assets recognized in Spain totaled €1,437 million as of December 31, 2015 (€1,383 million as of December 31, 2014 and €2,322 million as of December 31, 2013). €959 million of the figure recorded in the year ended December 31, 2015 for net deferred tax assets related to tax credits and tax loss carry forwards and €478 million relate to temporary differences.

●

Mexico: Net deferred tax assets recognized in Mexico amounted to €608 million as of December 31, 2015 (€399 million as of December 31, 2014 and €402 million as of December 31, 2013). 99,96 % of deferred tax assets as of December 31, 2015 relate to temporary differences. The remainders are tax credits carry forwards.

●

South America: Net deferred tax assets recognized in South America amounted to €330 million as of December 31, 2015 (€364 million as of December 31, 2014 and €379 million as of December 31, 2013). All the deferred tax assets relate to temporary differences.

●

United States: Net deferred tax assets recognized in the United States amounted to €300 million as of December 31, 2015 (€160 million as of December 31, 2014 and €130 million as of December 31, 2013). All the deferred tax assets relate to temporary differences.

●

Turkey: Net deferred tax assets recognized in Turkey amounted to €152 million as of December 31, 2015. As of December 31, 2015, all the deferred tax assets correspond to €5 million of tax credits related to tax losses carry forwards and deductions and €147 million relate to temporary differences.

Based on the information available as of December 31, 2015, including historical levels of benefits and projected results available to the Bank for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

20.         Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Other assets and liabilities. Breakdown by nature	2015	2014	2013
ASSETS-
Inventories	4,303	4,443	4,636
Real estate companies	4,172	4,389	4,556
Others	131	54	79
Transactions in progress	148	230	223
Accruals	804	706	643
Unaccrued prepaid expenses	558	491	452
Other prepayments and accrued income	246	215	190
Other items	3,311	2,715	2,183
Total Assets	8,566	8,094	7,684
LIABILITIES-
Transactions in progress	52	77	58
Accruals	2,609	2,370	2,199
Unpaid accrued expenses	2,009	1,772	1,592
Other accrued expenses and deferred income	600	598	608
Other items	1,949	2,072	2,204
Total Liabilities	4,610	4,519	4,460

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The losses included under the heading “Financial losses on other assets (net)” of the accompanying consolidated financial statements were €209 million, €192 and €270 million for the years ended December 31, 2015, 2014 and 2013 respectively (see Note 47).The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros

Inventories from Distressed Customers	2015	2014	2013
Gross value
Balance at the beginning	9,119	9,343	8,706
Business combinations and disposals (*)	580	-	-
Acquisitions	797	479	896
Disposals	(1,188)	(973)	(889)
Others	137	268	630
Balance at the end	9,445	9,117	9,343
Accumulated impairment losses	(5,291)	(4,898)	(4,939)
Carrying amount	4,154	4,219	4,404

(*)	Catalunya Banc acquisition

21.       Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros

Financial Liabilities at Amortized Cost	Notes	2015	2014	2013
Deposits from Central Banks	9	40,087	28,193	30,893
Deposits from Credit Institutions	21.1	68,543	65,168	52,423
Customer deposits	21.2	403,069	319,060	300,490
Debt certificates	21.3	66,165	58,096	64,120
Subordinated liabilities	21.4	16,109	14,095	10,556
Other financial liabilities	21.5	12,141	7,288	6,067
Total		606,113	491,899	464,549

21.1     Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros

Deposits from credit institutions	Notes	2015	2014	2013
Reciprocal accounts		160	218	333
Deposits with agreed maturity		37,859	26,731	27,088
Demand deposits		4,121	5,082	2,485
Other accounts		149	51	342
Repurchase agreements	34	26,069	32,935	22,007
Subtotal		68,359	65,017	52,255
Accrued interest until expiration		185	151	168
Total		68,543	65,168	52,423

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2015	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	951	6,718	593	8,262
Rest of Europe	801	15,955	23,140	39,896
Mexico	54	673	916	1,643
South America	212	3,779	432	4,423
The United States	1,892	5,497	2	7,391
Turkey	355	1,423	8	1,786
Rest of the world	53	4,108	981	5,142
Total	4,318	38,153	26,072	68,543

		Millions of Euros
Deposits from Credit Institutions December 2014	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	1,327	6,504	2,442	10,273
Rest of Europe	1,191	9,925	27,940	39,056
Mexico	125	1,066	1,875	3,065
South America	961	3,221	456	4,638
The United States	1,669	4,743	-	6,411
Rest of the world	33	1,461	231	1,725
Total	5,306	26,920	32,944	65,168

	Millions of Euros
Deposits from Credit Institutions 2013	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	806	7,781	562	9,149
Rest of Europe	291	9,222	17,313	26,826
Mexico	166	2,071	3,594	5,831
South America	546	2,816	388	3,750
The United States	990	4,726	-	5,716
Rest of the world	19	982	150	1,151
Total	2,818	27,598	22,007	52,423

21.2         Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer deposits	Notes	2015	2014	2013
Government and other government agencies		25,343	22,121	25,058
Of which:
Repurchase agreements	34	7,556	3,022	8,512
Current accounts		112,273	96,414	89,932
Savings accounts		82,975	65,555	54,373
Fixed-term deposits		165,125	111,796	109,757
Repurchase agreements	34	15,711	21,595	19,348
Other accounts		811	677	1,151
Accrued interests		831	901	872
Total		403,069	319,060	300,490
Of which:
In Euros		202,982	160,078	160,172
In foreign currency		200,087	158,983	140,318
Of which:
Deposits from other creditors w ithout valuation adjustment		402,400	318,387	299,660
Accrued interests		669	673	830

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, is as follows:

	Millions of Euros
Customer Deposits 2015	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	86,564	70,802	11,309	168,675
Rest of Europe	5,514	22,832	7,423	35,769
Mexico	36,907	10,320	4,195	51,423
South America	24,574	19,362	304	44,240
The United States	47,071	15,893	24	62,988
Turkey	9,277	26,694	15	35,986
Rest of the world	357	3,631	-	3,988
Total	210,264	169,535	23,269	403,069

	Millions of Euros
Customer Deposits 2014	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	43,732	90,179	9,783	143,694
Rest of Europe	2,267	7,884	8,036	18,187
Mexico	22,550	17,769	6,359	46,678
South America	23,118	34,433	441	57,992
The United States	19,020	31,881	1	50,902
Rest of the world	734	873	-	1,607
Total	111,421	183,019	24,620	319,060

	Millions of Euros
Customer Deposits 2013	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	37,540	92,857	12,433	142,829
Rest of Europe	2,192	8,150	8,902	19,244
Mexico	19,902	15,253	5,758	40,913
South America	24,257	31,302	659	56,218
The United States	17,532	21,489	108	39,128
Rest of the world	305	1,853	-	2,158
Total	101,727	170,903	27,860	300,490

21.3        Debt certificates (including bonds and debentures)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2015	2014	2013
Promissory notes and bills	648	1,070	1,318
Bonds and debentures	65,517	57,026	62,802
Total	66,165	58,096	64,120

The changes in the balances under this heading, together with the “Subordinated Liabilities” for the years ended December 31, 2015, 2014 and 2013 are included in Note 54.2.

21.3.1      Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2015	2014	2013
In Euros	456	410	1,231
In other currencies	192	660	88
Total	648	1,070	1,318

These promissory notes were issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal. The promissory notes issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal, are guaranteed jointly, severally and irrevocably by the Bank.

21.3.2      Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2015	2014	2013
In Euros -	44,893	43,890	51,373
Non-convertible bonds and debentures at floating interest rates	3,375	2,376	177
Non-convertible bonds and debentures at fixed interest rates	6,389	8,555	11,818
Mortgage Covered bonds	28,740	26,119	31,715
Hybrid financial instruments	384	234	318
Securitization bonds made by the Group	4,580	4,741	5,830
Other securities	-	-	-
Accrued interest and others (*)	1,425	1,865	1,515
In Foreign Currency -	20,625	13,136	11,429
Non-convertible bonds and debentures at floating interest rates	1,240	588	1,387
Non-convertible bonds and debentures at fixed interest rates	13,553	9,898	7,763
Mortgage Covered bonds	146	117	185
Hybrid financial instruments	2,392	1,945	1,514
Other securities associated to financial activities	-	-	-
Securitization bonds made by the Group	3,039	474	518
Other securities	-	-	-
Accrued interest and others (*)	254	114	62
Total	65,517	57,026	62,802

(*) Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The senior debt issued by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies outstanding as of December 31, 2015, 2014 and 2013:

	2015		2014		2013
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.43%	4.55%	3.72%	4.83%	3.86%	4.46%
Floating rate	0.96%	3.58%	2.64%	4.19%	3.34%	3.49%

21.4        Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2015	2014	2013
Convertible		4,439	2,735	1,088
Convertible perpetual securities		4,439	2,735	1,088
Convertible subordinated debt		-	-	-
Non-convertible		11,144	10,871	9,171
Preferred Stock		974	1,910	1,827
Other subordinated liabilities		10,170	8,961	7,344
Subtotal		15,583	13,606	10,259
Valuation adjustments (*)		526	489	297
Total	21	16,109	14,095	10,556

(*) Includes accrued interest payable and valuation adjustment of hedging derivatives

Of the above, the issuances of BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal and CaixaSabadell Preferents, S.A. Unipersonal, are jointly, severally and irrevocably guaranteed by the Bank.

The breakdown of this heading in the accompanying consolidated balance sheets, excluding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI.

The balance changes in this caption for the years ended December 31, 2015, 2014 and 2013, along with that of “Marketable debt securities” are shown in Note 54.2.

The balance variances are mainly due to the following transactions:

Contingent convertible securities

On February 10, 2015, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million. This issuance was targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Global Exchange Market of the Irish Stock Exchange are redeemable at the issuer company’s option after five years from the issue date, with prior consent from the Bank of Spain.

During 2014 and 2013 respectively, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,378 million as of December 31, 2015). Both issuances were targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Singapore Exchange Securities Trading Limited and are redeemable at the issuer company’s option after five years from the issue date, with prior consent from the Bank of Spain.

These convertible perpetual securities are convertible into new common shares if the trigger event occurs, that is, if BBVA’s Common Equity Tier 1 capital ratio falls below 5.125%, among other assumptions.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2015	2014	2013
BBVA International Preferred, S.A.U. (*)	842	1,750	1,666
Unnim Group (**)	109	109	109
Compass Group	22	20	15
BBVA Capital Finance, S.A.U.	-	25	29
BBVA Colombia, S.A.	1	-	-
BBVA International, Ltd.	-	7	8
Total	974	1,910	1,827

(*)	Listed on the London and New York stock exchanges.

(**)	Unnim Group: Issuances prior to the acquisition by BBVA.

These issues were fully subscribed at the moment of the issue by investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Amortization of preferred securities

On December 19, 2014 the amortization in full of preferred securities called “Issue of Series E Preferred Securities” and “Issue of Series F Preferred Securities” was announced. At their nominal amount of €633 million and 251 million pounds (approximately €323 million as of December 31, 2014). These issues were made by BBVA International Preferred, S.A. Unipersonal on October 19, 2009. On January 21, 2015, after obtaining the necessary authorizations, BBVA International Preferred, S.A. Unipersonal proceeded to its effective amortization.

Other subordinated liabilities

Subordinated bonds

In April 2014 there was an issuance of subordinated bonds by BBVA Subordinated Capital, S.A.U. in an amount of €1,500 million and it is guaranteed jointly and irrevocably by BBVA and is listed in the London Stock Exchange.

21.5        Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2015	2014	2013
Creditors for other financial liabilities	3,303	1,692	1,349
Collection accounts	2,369	2,402	2,750
Creditors for other payment obligations (*)	5,960	3,194	1,968
Dividend payable but pending payment (Note 4)	509	-	-
Total	12,141	7,288	6,067

(*) As of December 31, 2014, includes €69 million corresponding to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option” paid in January 2015.

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

The breakdown of the balance under this heading is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	2015	2014	2013
Mathematical reserves	8,101	9,352	8,816
Provision for unpaid claims reported	697	578	496
Provisions for unexpired risks and other provisions	609	530	522
Total	9,407	10,460	9,834

The cash flows of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,652	1,397	1,495	4,863	9,407

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

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.35 - 4.8%	2.5%
Group insurance(2)	PERM/F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	1.68 - 4.82%	5.5%

(1)     Provides coverage in the case of one or more of the following events: death and disability

(2)     Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves by type of product as of December 31, 2015, 2014 and 2013:

	Millions of Euros
Technical Reserves by type of insurance product	2015	2014	2013
Mathematical reserves	8,101	9,352	8,816
Individual life insurance (1)	4,294	5,683	5,695
Savings	3,756	5,073	4,907
Risk	526	610	788
Others	12	-	-
Group insurance (2)	3,807	3,669	3,121
Savings	3,345	3,207	3,000
Risk	462	462	121
Others	-
Provision for unpaid claims reported	697	578	496
Provisions for unexpired risks and other provisions	609	529	522
Total	9,407	10,460	9,834

(1) Provides coverage in the event of death or disability (2) The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income (see Note 42) in the years ended December 31, 2015, 2014 and 2013:

	Millions of Euros
Revenues by type of insurance product	2015	2014	2013
Life insurance	670	599	549
Individual	329	272	303
Savings	80	67	52
Risk	249	205	251
Group insurance	342	327	247
Savings	22	90	62
Risk	320	237	185
Non-Life insurance	409	309	381
Home insurance	127	117	120
Other non-life insurance products	283	192	261
Total	1,080	908	930

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2015, 2014 and 2013 the balance is €511 million, €559 million, and €619 million, respectively.

23.     Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

		Millions of Euros
Provisions. Breakdown by concepts	Notes	2015	2014	2013
Provisions for pensions and similar obligations	24	6,299	5,970	5,512
Provisions for taxes and other legal contingencies		370	262	208
Provisions for contingent risks and commitments	7.3.8	714	381	346
Other provisions (*)		1,469	831	787
Of which Catalunya Banc Group:		397	-	-
Of which Garanti Group:		351	-	-
Total		8,852	7,444	6,853

(*)      Provisions corresponding to different concepts and different geographies that are not individually significant individually, except originated of the Purchase Price Agreement of Catalunya Banc and Garanti Group (See Note 18.1).

During the year ended December 31, 2015, the variation of “Other provisions” and “Provisions for contingent risks and commitments” is mainly due to the acquisition of Garanti Group (third quarter) and Catalunya Banc Group (second quarter).

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.3.8. Together with the changes in impairment losses of other financial instruments.

The change in provisions for pensions and similar obligations for the years ended December 31, 2015, 2014 and 2013 is as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2015	2014	2013
Balance at the beginning		5,970	5,512	5,777
Add -
Charges to income for the year		687	1,004	605
Interest expenses and similar charges	36.2	108	172	199
Personnel expenses	43.1	57	58	70
Provision expenses		522	774	336
Charges to equity (*)	24	135	497	12
Transfers and other changes (**)		440	75	(65)
Less -
Benefit payments		(925)	(854)	(817)
Employer contributions		(8)	(264)	-
Balance at the end		6,299	5,970	5,512

(*)      Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (See Note 2.2.12)

(**)    Correspond mainly to Garanti y Catalunya Banc ( see Note 3).

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2015	2014	2013
Balance at beginning	1,093	995	1,735
Add -
Charge to income for the year	334	387	344
Acquisition of subsidiaries (*)	1,256	-	-
Less -
Available funds	(205)	(75)	(148)
Amount used and other variations	(639)	(214)	(880)
Disposal of subsidiaries	-	-	(56)
Balance at the end	1,839	1,093	995

(*) Correspond mainly to Garanti y Catalunya Banc (see Note 3).

Ongoing legal proceedings and litigation

Several entities of the Group are party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United States) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the respective lawyers, BBVA considers that none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. The Group´s Management believes that adequate provisions have been made in respect of such legal proceedings and considers that the possible contingencies that may arise from such on-going lawsuits are not material enough to require disclosure to the markets.

24.     Post-employment commitments and others

As stated in Note 2.2.12, the Group has assumed commitments with employees including defined contribution and defined benefit plans (see Glossary), healthcare and other post-employment benefits.

Employees are covered by defined contribution plans in practically all of the countries, in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both in active service and in retirement.

The breakdown of the balance sheet net defined benefit liability as of December 31, 2015, 2014 and 2013 is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	2015	2014	2013
Pension commitments	5,306	4,737	4,266
Early retirement commitments	2,855	2,803	2,634
Medical benefits commitments	1,023	1,083	811
Total commitments	9,184	8,622	7,711
Pension plan assets	1,974	1,697	1,436
Early retirement plan assets	-	-	-
Medical benefit plan assets	1,149	1,240	938
Total plan assets (*)	3,124	2,937	2,374
Total net liability / asset on the balance sheet	6,060	5,685	5,337
Of which:
Net asset on the balance sheet (**)	(238)	(285)	(175)
Net liability on the balance sheet (***)	6,299	5,970	5,512

(*)

In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €421 million which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the accounts,– because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(**)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (See Note 20)

(***)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (See Note 23)

The amounts relating to post-employment benefits charged to the consolidated income statement for the years ended December 31, 2015, 2014 and 2013 are as follows:

		Millions of Euros
Consolidated Income Statement Impact	Notes	2015	2014	2013
Interest and similar expenses (*)	36.2	108	172	199
Interest expense		309	336	342
Interest income		(201)	(165)	(143)
Personnel expenses		141	121	150
Defined contribution plan expense	43.1	84	63	80
Defined benefit plan expense	43.1	57	58	70
Provisions (net)	45	592	816	373
Early retirement expense		502	681	336
Past service cost expense		26	(29)	6
Remeasurements (**)		20	93	-
Other provision expenses		44	71	31
Total impact on Consolidated Income Statement: Debit (Credit)		841	1,109	722

(*)	Interest and similar charges includes interest charges/credits.

(**)	Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other similar benefits (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the balance sheet as of December 31, 2015, 2014 and 2013 are as follows:

		Millions of Euros
Equity Impact	Notes	2015	2014	2013
Defined benefit plans		128	353	70
Post-employment medical benefits		7	144	(58)
Total impact on equity: Debit (Credit) (*)	23	135	497	12

(*) Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension commitments before income taxes.

24.1     Defined benefit plans

Defined benefit pension commitments relate mainly to employees who have already retired or taken early retirement from the Group, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2015, 2014 and 2013 is presented below.

	Millions of Euros
	2015			2014			2013
Pension Commitments	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	8,622	2,937	5,685	7,714	2,375	5,337	8,206	2,431	5,775
Current service cost	57	0	57	58	-	58	70	-	70
Interest income or expense	309	201	108	336	165	172	342	143	199
Contributions by plan participants	2	2	-	1	1	-	1	1	-
Employer contributions	-	8	(8)	-	264	(264)	-	256	(256)
Past service costs (1)	530	0	530	652	-	652	342	-	342
Remeasurements:
Return on plan assets (2)	-	(106)	106	-	178	(178)	-	(286)	286
From changes in demographic assumptions	8	-	8	31	-	31	3	-	3
From changes in financial assumptions	(53)	-	(53)	724	-	724	(289)	-	(289)
Other actuarial gain and losses	88	(7)	94	13	-	13	4	-	4
Benefit payments	(1,086)	(146)	(940)	(984)	(130)	(854)	(932)	(114)	(817)
Settlement payments	(2)	(17)	15	-	-	-	(1)	(1)	-
Business combinations and disposals	795	321	474	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(136)	(98)	(38)	43	53	(10)	(121)	(93)	(29)
Other effects	50	28	22	33	31	3	88	40	48
Balance at the end	9,184	3,124	6,060	8,622	2,937	5,685	7,712	2,375	5,337
Of which
Spain	6,491	380	6,111	6,212	382	5,830	5,778	385	5,393
Mexico	1,527	1,745	(219)	1,643	1,908	(266)	1,313	1,490	(177)
The United States	362	329	33	362	324	38	276	244	32
Turkey	435	337	98

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet as of December 31, 2015 includes €365 million relating to post-employment benefit commitments of former members of the Board of Directors and the Bank’s Management Committee.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

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

The following table sets out the key actuarial assumptions used in the valuation of these commitments:

	2015				2014				2013
Actuarial Assumptions	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey
Discount rate	2.00%	9.30%	4.30%	10.30%	2.25%	8.75%	3.97%	-	3.50%	9.49%	4.86%	-
Rate of salary increase	2.00%	4.75%	3.00%	8.60%	2.00%	4.75%	3.25%	-	3.00%	4.75%	3.25%	-
Rate of pension increase		2.13%		7.10%		2.13%	2.25%	-		2.13%		-
Medical cost trend rate		6.75%		9.94%		6.75%	8.00%	-		6.75%		-

Mortality tables	PERM/F 2000P	EMSSA 97	RP 2014	CSO2001	PERM/F 2000P	EMSSA 97	RP 2014	-	PERM/F 2000P	EMSSA 97	RP 2000 Projected & adjusted	-

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) of the appropriate currency (Euro in the case of Spain, Mexican peso for Mexico and USD for the United States and new Turkish Lira for Turkey).

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

		Millions of Euros		Millions of Euros
		2015		2014
Sensitivity Analysis	Basis points change	Increase	Decrease	Increase	Decrease
Discount rate	50	(357)	391	(328)	360
Rate of salary increase	50	9	(9)	10	(10)
Rate of pension increase	50	23	(22)	17	(16)
Medical cost trend rate	100	213	(169)	201	(159)
Change in obligation from each additional year of longevity		130	-	126

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material commitments. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2015, 2014 and 2013 the actuarial liabilities for the outstanding awards amounted to €39 million, €45 million and €47 million, respectively. These commitments are recorded under the heading “Provisions - Other provisions” of the accompanying consolidated balance sheet (see Note 23).

As described above, the Group maintains both pension and medical benefit commitments with their employees.

Post-employment commitments and other long-term benefits

These pension commitments relate mostly to pensions already in payment, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during the year ended December 31, 2015, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 1,817 employees (1,706 and 1,055 during 2014 and 2013, respectively). These commitments include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2015, 2014 and 2013 the value of these commitments amounted to €2,855, €2,803 and €2,634 million respectively.

The change in the defined benefit plan obligations and plan assets during the year ended December 31, 2015 was as follows:

	Millions of Euros
	Defined Benefit Obligation
2015	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,212	574	362	-	392
Current service cost	9	8	3	2	5
Interest income or expense	123	48	15	16	12
Contributions by plan participants	-	-	-	2	-
Employer contributions	-	-	-	-	-
Past service costs (1)	550	(15)	-	2	(7)
Remeasurements:
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	(7)	15	-
From changes in financial assumptions	101	(23)	(18)	(25)	3
Other actuarial gain and losses	11	2	(3)	74	-
Benefit payments	(964)	(40)	(32)	(9)	(11)
Settlement payments	-	-	-	-	-
Business combinations and disposals	400	-	-	395	-
Effect on changes in foreign exchange rates	1	(36)	42	(36)	(39)
Other effects	50	1	-	(0)	(1)
Balance at the end	6,491	518	362	435	355

	Millions of Euros
	Plan Assets
2015	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	382	668	324	-	323
Current service cost	-	-	-	-	0
Interest income or expense	-	57	14	12	9
Contributions by plan participants	-	-	-	2	-
Employer contributions	-	1	-	-	7
Past service costs (1)	-	-	-	-	0
Remeasurements:
Return on plan assets (2)	-	(50)	(19)	54	3
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	(7)
Benefit payments	(51)	(39)	(12)	(5)	(8)
Settlement payments	-	-	(17)	-	-
Business combinations and disposals	22	-	-	299	-
Effect on changes in foreign exchange rates	-	(41)	38	(25)	6
Other effects	27	-	1	-	(0)
Balance at the end	380	596	329	337	332

	Millions of Euros
	Net Liability (asset)
2015	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,830	(94)	38	-	69
Current service cost	9	8	3	2	4
Interest income or expense	123	(10)	1	4	3
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	(1)	-	-	(7)
Past service costs (1)	550	(15)	-	2	(7)
Remeasurements:
Return on plan assets (2)	-	50	19	(54)	(3)
From changes in demographic assumptions	-	-	(7)	15	-
From changes in financial assumptions	101	(23)	(18)	(25)	3
Other actuarial gain and losses	11	2	(3)	74	7
Benefit payments	(913)	-	(20)	(4)	(3)
Settlement payments	-	-	17	-	-
Business combinations and disposals	378	-	-	96	-
Effect on changes in foreign exchange rates	1	5	4	(11)	(45)
Other effects	23	1	(1)	(0)	(1)
Balance at the end	6,111	(78)	33	98	23
Of which
Vested benefit obligation relating to current employees	172
Vested benefit obligation relating to retired employees	5,939

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The change in net defined benefit plan liabilities (assets) during the years ended December 31, 2014 and 2013 was as follows:

	Millions of Euros
	2014: Net liability (asset)				2013: Net liability (asset)
	Spain	Mexico	USA	Rest of the world	Spain	Mexico	USA	Rest of the world
Balance at the beginning	5,395	(38)	32	76	5,620	(33)	20	79
Current service cost	18	7	5	6	20	9	5	6
Interest income or expense	169	(3)	2	17	178	(3)	1	18
Contributions by plan participants	-	-	-	-	-	-	-	-
Employer contributions	-	(72)	(2)	(7)	-	(64)	-	(6)
Past service costs (1)	683	-	(20)	(12)	337	-	-	4
Remeasurements:
Return on plan assets (2)	-	(27)	(47)	(59)	-	98	43	5
From changes in demographic assumptions	-	1	31	-	-	-	3	-
From changes in financial assumptions	398	38	39	69	-	(59)	(34)	-
Other actuarial gain and losses	(4)	-	(3)	10	(4)	14	(2)	(2)
Benefit payments	(847)	-	(3)	(4)	(807)	(1)	(2)	(7)
Settlement payments	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	1	-	6	(16)	-	1	(1)	(20)
Other effects	17	-	(1)	(13)	50	-	(2)	(2)
Balance at the end	5,830	(94)	38	69	5,395	(38)	32	76
Of which
Vested benefit obligation relating to current employees	221				213
Vested benefit obligation relating to retired employees	5,609				5,182

(1)	Includes gains and losses from settlements.
(2)	Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through the assets held for a qualified pension plan or an insurance contract.

These insurance contracts meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are held with BBVA Seguros, S.A. and CatalunyaCaixa Vida –consolidated subsidiaries – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet (see Note 23), while the related assets held by the insurance company are included within the Group’s consolidated assets (registered according to the classification of the corresponding financial instruments). As of December 31, 2015 the value of these separate assets was €2,921 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded,

On the other hand, some pension commitments have been funded through insurance contracts held with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2015, 2014 and 2013, the fair value of the aforementioned insurance contracts (€380, €382 and €385 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions are paid by the insurance companies with whom BBVA has affected the insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

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

In Turkey there is a defined benefit plan which compliments the level of benefits provided under the social security system. In addition, the foundation which manages the plan, in accordance with local regulation, holds a liability of €36m pending its transfer to the social security system, as established under Law 5754 of April 17, 2008. The amount of the transferring liability has been determined in accordance with the said Law and is fully funded.

The Bank also has the duty to pay indemnities to certain employees and members of the Group’s Senior Management in the event that they cease to hold their positions for reasons other than their own will, retirement, disability or dereliction of duty. The amount will be calculated according to the salary and professional conditions of each, taking into consideration fixed elements of the employee’s remuneration and length of service at the Bank. Under no circumstances will it be paid in cases of disciplinary dismissal for misconduct by decision of the employer on grounds of the employee’s dereliction of duties.

In 2015 as a consequence of certain Senior Management members leaving the Group, indemnities for a total of €26,277 thousand were paid, which have been recorded as Other Personnel Expenses (see Note 43). Moreover, beneficiaries were paid an equivalent part of the sums that the Group had previously provisioned to satisfy contractual pension commitments to the value of € 11,458 thousand.

Medical benefit commitments

The change in medical plan obligations and plan assets during the years ended December 31, 2015, 2014 and 2013 was as follows:

	Millions of Euros
	2015			2014			2013
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,083	1,240	(157)	811	938	(128)	985	895	90
Current service cost	31	-	31	23	-	23	30	-	30
Interest income or expense	95	109	(14)	78	90	(13)	80	75	5
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	183	(183)	-	186	(186)
Past service costs (1)	1	-	1	1	-	1	1	-	1
Remeasurements:
Return on plan assets (2)	-	(94)	94	-	46	(46)	-	(140)	140
From changes in demographic assumptions	-	-	-	-	-	-	-	-	-
From changes in financial assumptions	(91)	-	(91)	181	-	181	(196)	-	(196)
Other actuarial gain and losses	4	-	4	10	-	10	(2)	-	(2)
Benefit payments	(30)	(30)	-	(29)	(28)	(1)	(29)	(28)	(1)
Settlement payments	(2)	-	(2)	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(69)	(76)	8	9	10	(1)	(57)	(49)	(9)
Other effects	-	-	-	-	1	(1)	(1)	(1)	-
Balance at the end	1,023	1,149	(126)	1,083	1,240	(157)	811	938	(128)

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The valuation of these benefits and their accounting treatment in the accompanying consolidated financial statements follow the same methodology as that employed in the valuation of pension commitments.

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey employees are currently provided with medical benefits through a foundation in collaboration with the social security, although local legislation prescribes the future unification of this and similar systems into the general social security system itself.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico, the United States and Turkey are as follows:

	Millions of Euros
Estimated Benefit Payments	2016	2017	2018	2019	2020	2021-2025
Commitments in Spain	832	747	661	576	495	1,411
Commitments in Mexico	79	81	87	92	97	579
Commitments in The United States	15	16	17	17	18	104
Commitments in Turkey	26	16	18	19	22	165
Total	952	860	783	704	632	2,259

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are funded through internally held provisions, principally those relating to early retirements in Spain.

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

The table below shows the allocation plan assets as of December 31, 2015:

Millions of Euros
Plan Assets Breakdown	2015
Cash or cash equivalents	83
Other debt securities (Goverment bonds)	2,247
Property, fixtures and materials	1
Mutual funds	1
Asset-backed securities	61
Insurance contracts	5
Other	9
Total	2,407
Of which:
Bank account in BBVA	21
Debt securities issued by BBVA	5

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in Level 1 (listed markets) as of December 31, 2015:

Millions of Euros
Investments in listed markets	2015
Cash or cash equivalents	83
Other debt securities (Goverment bonds)	2,247
Mutual funds	1
Asset-backed securities	61
Total	2,392
Of which:
Bank account in BBVA	21
Debt securities issued by BBVA	5

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts).

During 2016 the Group expects to make contributions to the plans similar to the actual contributions made during 2015.

24.2      Defined contribution commitments

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

25.      Common stock

As of December 31, 2015, BBVA’s common stock amounted to €3,119,673,257.82 divided into 6,366,680,118 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange is also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2015, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market (Latibex) of the Madrid Stock Exchange and on the New York Stock Exchange.

As of December 31, 2015, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 13.48%, 7.11%, and 4.19% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On January 18, 2016, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, it now has an indirect holding of BBVA common stock totaling 5.032%.

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

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2013	5,785,954,443	2,835
Dividend option - April 2014	101,214,267	50
Dividend option - October 2014	41,746,041	20
Capital increase - November 2014	242,424,244	119
As of December 31, 2014	6,171,338,995	3,024
Dividend option - January 2015	53,584,943	26
Dividend option - April 2015	80,314,074	39
Dividend option - October 2015	61,442,106	30
As of December 31, 2015	6,366,680,118	3,120

“Dividend Option” Program in 2015:

The AGM held on March 13, 2015 under Point Four of the Agenda, adopted four resolutions on capital increase to be charged to reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, conferring on the Board of Directors the authority to indicate the date on which said capital increases should be carried out, within one year of the date of the AGM, including the power not to implement any of the resolutions, when deemed advisable.

On March 25, 2015, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €39,353,896.26 through the issue and circulation of 80,314,074 shares with a €0.49 par value each.

Likewise, on September 30, 2015, the Board of Directors of BBVA approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €30,106,631.94 through the issue and circulation of 61,442,106 shares with a €0.49 par value each.

“Dividend Option” Program in 2014:

The AGM held on March 14, 2014 under Point Four of the Agenda, resolved to perform four capital increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Corporations Act, delegating in the Board of Directors the ability to indicate the date on which said capital increases should be carried out, within one year of the date on which the agreements are made, including the power not to implement any of the resolutions, when deemed advisable.

On March 26, 2014, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €49,594,990.83 through the issue and circulation of 101,214,267 shares with a €0.49 par value each.

Likewise, on September 24, 2014, Board of Directors of BBVA approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM of March 14, 2014. As a result of this increase, the Bank’s capital increased by €20,455,560.09 through the issue and circulation of 41,746,041 ordinary shares with a €0.49 par value each.

Similarly, on December 17, 2014, Board of Directors of BBVA approved the execution of the third of the capital increases charged to reserves agreed by the aforementioned AGM. On January 14, 2015, the Bank’s capital increased by €26,256,622.07 through the issue and circulation of 53,584,943 ordinary shares with a €0.49 par value each, of the same class and series as the shares currently in circulation, without issuance premium and represented by book entries.

“Dividend Option” Program in 2013:

The AGM held on March 15, 2013 under Point Four of the Agenda, resolved to perform two capital increases, charged to voluntary reserves, to implement the “Dividend Option” program. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said capital increases should be carried out, within one year of the date on which the agreements are made (see Note 4).

On April 3, 2013, the Executive Committee approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €40,862,919.86 through the issue and circulation of 83,393,714 shares with a €0.49 par value each. Likewise, on September 25, 2013, the Executive Committee approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €30,197,696.48 through the issue and circulation of 61,627,952 shares with a €0.49 par value each.

Capital increase

The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those capital increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

On November 19, 2014, the Board of Directors of BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Three of its Agenda, decided to carry out a capital increase, excluding preferential subscription rights, through an accelerated bookbuilt offering.

On November 20, 2014, the capital increase finished with a total par value of €118,787,879.56 through the issue of 242,424,244 shares of BBVA, each with a par value of €0.49, of the same class and series as the shares currently in circulation and represented by book entries. The subscription price of these new shares was determined to be €8.25 per share (corresponding €0.49 to par value and €7.76 to share premium). Therefore, the total effective amount of the Capital Increase was of €2,000,000,013 corresponding €118,787,879.56 to par value and €1,881,212,133.44 to share premium (see Note 26).

Convertible and/or exchangeable securities:

At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

During 2014 and 2013 respectively, BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Five of its Agenda, issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,378 million as of December 31, 2015). Similarly on February 10, 2015, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million (see Note 21.4).

Other securities:

The Bank’s AGM held on March 13, 2015, in Point Three of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the three-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of fixed-income securities, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the Bank or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

26.      Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2014 and 2013 (see Note 25), as set out below:

Millions of Euros
Capital Increase	Share premium
As of January 1, 2013	20,968
Convertible bonds conversion - July 2013	1,143
As of December 31, 2013	22,111
Capital increase - November 2014	1,881
As of December 31, 2014	23,992
As of December 31, 2015	23,992

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

27.     Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2015	2014	2013
Legal reserve	27.1	605	567	534
Restricted reserve	27.2	213	268	296
Reserves for balance revaluations		22	23	26
Voluntary reserves		6,971	6,784	6,387
Total reserves holding company (*)		7,811	7,642	7,243
Consolidation reserves attributed to the Bank and dependents consolidated companies.		14,701	13,294	12,524
Total Reserves		22,512	20,936	19,767

(*) Total reserves of BBVA, S.A. (see Appendix IX).

27.1     Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the common stock.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

27.2     Restricted reserves

As of December 31, 2015, 2014 and 2013, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2015	2014	2013
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	123	178	206
Restricted reserve for redenomination of capital in euros	2	2	2
Total	213	268	296

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

27.3         Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	2015	2014	2013
Accumulated reserves (losses)
Holding Company (*)	14,600	11,604	11,972
BBVA Bancomer Group	8,261	7,564	6,275
BBVA Seguros, S.A.	1,634	1,727	1,561
Corporacion General Financiera, S.A.	931	746	605
BBVA Banco Provincial Group	1,751	1,592	1,231
BBVA Chile Group	1,113	1,045	959
Compañía de Cartera e Inversiones, S.A.	(22)	(15)	(28)
Anida Grupo Inmobiliario, S.L.	277	339	381
BBVA Suiza, S.A.	(4)	(17)	313
BBVA Continental Group	506	437	335
BBVA Luxinvest, S.A.	346	467	263
BBVA Colombia Group	656	492	315
BBVA Banco Francés Group	621	439	242
Banco Industrial De Bilbao, S.A.	33	43	(4)
Uno-E Bank, S.A.	(61)	(64)	15
Gran Jorge Juan, S.A.	(40)	(45)	(4)
BBVA Portugal Group	(511)	(519)	(357)
Participaciones Arenal, S.L.	(180)	(180)	(180)
BBVA Propiedad S.A.	(412)	(342)	(267)
Anida Operaciones Singulares, S.L.	(3,710)	(1,536)	(1,224)
Grupo BBVA USA Bancshares	(1,523)	(1,811)	(1,305)
Unnim Real Estate	(1,707)	(1,651)	(1,675)
Bilbao Vizcaya Holding S.A	74	70	63
Finanzia Autorenting, S.A.	(49)	(30)	(36)
Other	26	(51)	(134)
Subtotal	22,610	20,304	19,317
Reserves (losses) of entities accounted for using the equity method:
Citic International.Financial Holdings Limited (**)	-	197	124
Garanti Turkiye Bankasi Group	-	609	379
Metrovacesa	(143)	(68)	(30)
Tubos Reunidos, S.A.	-	-	53
Occidental Hoteles Management, S.L.(**)	-	(94)	(93)
Other	45	(11)	18
Subtotal	(98)	633	450
Total Reserves	22,512	20,936	19,767

(*)	Corresponds to the reserve of the Bank after adjustments made through the consolidation process. Include €866 million from Turkiye Garanti Bankasi Group generated by reserves when consolidated by the equity method.
(**)	Reclassified during 2014 to “Non-current assets available for sale” (Note 15).

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

28.      Treasury stock

In the years ended December 31, 2015, 2014 and 2013 the Group entities performed the following transactions with shares issued by the Bank:

	2015		2014		2013
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	41,510,698	350	6,876,770	66	15,462,936	111
+ Purchases	431,321,283	3,273	425,390,265	3,770	488,985,513	3,614
- Sales and other changes	(433,914,316)	(3,314)	(390,756,337)	(3,484)	(497,571,679)	(3,658)
+/- Derivatives on BBVA shares	-	-	-	(3)	-	-
+/- Other changes	-	-	-	-	-	(1)
Balance at the end	38,917,665	309	41,510,698	350	6,876,770	66
Of which:
Held by BBVA, S.A.	1,840,378	19	5,001,897	46	1,357,669	20
Held by Corporación General Financiera, S.A.	37,077,287	290	36,480,861	304	5,491,697	46
Held by other subsidiaries	-	-	27,940	-	27,404	-
Average purchase price in Euros	7.60		8.86		7.39
Average selling price in Euros	7.67		8.94		7.44
Net gain or losses on transactions (Stockholders’ funds-Reserves)		6		5		30

The percentages of treasury stock held by the Group in the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
Treasury Stock	Min	Max	Min	Max	Min	Max

% treasury stock	0.000%	0.806%	0.000%	0.699%	0.000%	0.718%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2015, 2014 and 2013 is as follows:

Shares of BBVA Accepted in Pledge	2015	2014	2013

Number of shares in pledge	92,703,291	97,795,984	111,627,466
Nominal value	0.49	0.49	0.49
% of share capital	1.46%	1.58%	1.93%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2015, 2014 and 2013 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2015	2014	2013
Number of shares owned by third parties	92,783,913	101,425,692	101,184,985
Nominal value	0.49	0.49	0.49
% of share capital	1.46%	1.64%	1.75%

29.      Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2015	2014	2013

Available-for-sale financial assets	12.4	1,674	3,816	851
Cash flow hedging		(49)	(46)	8
Hedging of net investments in foreign transactions		(274)	(373)	(100)
Exchange differences		(3,905)	(2,173)	(3,023)
Non-current assets held for sale		-	-	3
Entities accounted for using the equity method		64	(796)	(1,130)
Other valuation adjustments (Remeasurements)		(859)	(776)	(440)
Total		(3,349)	(348)	(3,831)

The balances recognized under these headings are presented net of tax.

Changes in 2015 in the table above are in “Available for sale financial assets” mainly due to negative market evolution and in “Exchange differences” by the currencies depreciation and exchange rates change in Venezuela (see note 2.2.16).

30.      Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2015	2014	2013

BBVA Colombia Group	58	59	54
BBVA Chile Group	314	347	307
BBVA Banco Continental Group	913	839	691
BBVA Banco Provincial Group (*)	100	958	1,041
BBVA Banco Francés Group	220	230	188
Garanti Group (Note 3)	6,460	-	-
Other companies	85	78	90
Total	8,149	2,511	2,371

(*)       Decrease due to exchange rate change (see note 2.2.16)

These amounts are broken down by groups of consolidated entities under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	2015	2014	2013

BBVA Colombia Group	11	11	13
BBVA Chile Group	42	53	83
BBVA Banco Continental Group	211	195	268
BBVA Banco Provincial Group (*)	-	131	295
BBVA Banco Francés Group	76	65	64
Garanti Group (Note 3)	316	-	-
Other companies	30	9	30
Total	686	464	753

(*)       Decrease due to exchange rate change (see note 2.2.16)

Dividends distributed to non-controlling interests of the Group during the year ended December 31, 2015 are: BBVA Banco Continental €113 million, BBVA Chile €9 million, BBVA Banco Francés €7 million, BBVA Colombia €4 million, BBVA Provincial €4 million and other Spanish entities accounted for €8million.

31.      Capital base, capital management and liquidity management

As of December 31, 2015, 2014 and 2013, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

The European Central Bank (ECB) has notified its decision with respect to the prudential capital requirements applicable to BBVA following the supervisory review and evaluation process (SREP). This decision requires BBVA to maintain a phased-in common Tier 1 (CET1) capital ratio of 9.5%, at both individual and consolidated level. The decision establishes that the required CET1 ratio of 9.5% includes:

●	the minimum CET1 ratio required by Pillar 1; for these purposes Pillar 1 corresponds to the minimum CET1 ratio required by Article 92(1)(a) of Regulation (EU) No. 575/2013.

●	the ratio required by Pillar 2 corresponds to the CET1 ratio required in excess of the minimum CET1 ratio, in accordance with Article 16(2)(a) of Regulation (EU) No. 1024/2013; and

●	the capital conservation buffer which will be required starting on January 1, 2016 by Article 44 of Act 10/2014 and its implementing regulations.

In addition, in 2016 an additional capital requirement of 0.25% will be applied to BBVA Group, as a globally systemically important bank (G-SIB). The total minimum requirements of phased-in CET1 in 2016 at the consolidated level is 9.75%.

As BBVA will be excluded from the list of global systemically important banks as of January 1, 2017, this excess capital will not be applicable from that date. However, the Bank of Spain has decided that BBVA is included on the list of Other Systemically Important Institutions (OSII), so BBVA will instead need a capital buffer applicable to this concept, which requires the maintenance of common CET1 elements equal to 0.5% at the consolidated level. There will be a phased period of implementation lasting four years, with the level of 0.5% to be in place by 2019.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2015, 2014 and 2013 is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

	Millions of Euros
Capital Base	2015	2014

Common Equity Tier 1 Capital	48,554	41,832
Common Stock	3,120	3,024
Parent company reserves	45,014	42,805
Reserves in consolidated companies	(1,904)	(1,272)
Non-controlling interests	7,143	1,886
Deductions and others	(6,275)	(6,482)
Attributed net income (less dividends)	1,456	1,871
Aditional Tier 1 Capital	-	-

Capital instruments eligible and perpetual securities eventually convertible	5,302	4,205
Deductions and others	(5,302)	(4,205)
Total Tier 1 Capital	48,554	41,832
Tier 2 Capital	11,646	10,986
Other deductions	-	-
Total Own Funds	60,200	52,818

Total Minimum equity required (*)	38,125	28,065

(*) Calculated according to the minimum CET1 requirements

The changes in 2015 are affected by the corporate operations executed over the year (see Note 3). In addition, the changes in the Tier 1 capital level in the above table are basically due to the cumulative earnings through December, net of dividends, the contribution of non-controlling interests in Garanti Bank and the issue of additional Tier 1 capital executed in the year. This increase is partially offset by the scaled increase planned by the regulation (up to 40% in 2015).

The Tier 2 capital is increased by the changes in the instruments issued by eligible subsidiaries and the loss of eligibility due to the effect of the greater temporary adjustments.

The increase in the minimum capital requirements is due mainly to the determination of new prudential capital requirements applicable to BBVA, as mentioned above.

A reconciliation of total equity and regulatory capital is provides below:

Millions of Euros
Eligible capital resources	Reconciliation of total equity with regulatory capital December 2015
Total Equity	50,640
Capital	3,120
Share premium	23,992
Reserves	22,512
Other equity instruments	35
Own shares in portfolio	(309)
Attributable net income	2,642
Attributable dividend	(1,352)
Shareholders’ equity (Public Balance sheet)	55,440
Valuation adjustments	(3,349)
Non-controlling interests	8,149
Shares and other eligible preferred securities	5,302
Deductions	(4,411)

Goodwill and other and other intangible assets	(3,901)
Funding Treasury stock	(95)
Funding own shares	(415)
Equity not eligible at solvency level	(828)

Valuation adjustments not elegible as basic capital	(788)
Capital gains from the Available-for-sale debt instruments portfolio	(796)
Capital gains from the Available-for-sale equity portfolio	8
Differences from solvency and accounting level	(40)
Other adjustments and deductions	(1,647)
Tier 1 (before deductions)	53,856
(-) Deductions Tier 1	(5,302)
Tier 1	48,554

A reconciliation of the balance sheet to the accounting regulatory perimeter (provisional data) as of December 31, 2015 is provided below:

		Millions of Euros
Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies	Jointly- controlled entities and other adjustments	Regulatory balance sheet
Cash and balances with central banks	43,467	(1)	20	43,486
Financial assets held for trading	78,326	(913)	2,358	79,771
Other financial assets designated at fair value through profit or loss	2,311	(2,249)	-	62
Available for sale financial assets	113,426	(20,024)	25	93,427
Loans and receivables	457,644	(1,462)	1,968	458,150
Held to maturity investments	-	-	-	-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	45	-	-	45
Hedging derivatives	3,538	(118)	-	3,420
Non-current assets held for sale	3,369	(26)	(37)	3,306
Investments in entities accounted for using the equity method	879	4,324	(114)	5,089
Other	47,073	(2,182)	1,510	46,401
Total assets	750,078	(22,651)	5,730	733,157

Capital management in the BBVA Group has a twofold aim:

●	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

●

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

32.     Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Contingent Risks and Commitments	2015	2014	2013

Contingent Risks
Collateral, bank guarantees and indemnities	39,971	28,297	28,082
Rediscounts, endorsements and acceptances	538	47	39
Letter of credit and others	9,367	5,397	5,422
Total Contingent Risks	49,876	33,741	33,543
Contingent Commitments
Balances drawable by third parties:	123,620	96,714	87,542
Credit institutions	921	1,057	1,583
Government and other government agencies	2,570	1,359	4,354
Other resident sectors	27,334	21,784	20,713
Non-resident sector	92,795	72,514	60,892
Other contingent liabilities	12,113	9,538	6,628
Total Contingent Commitments	135,733	106,252	94,170

Total contingent risks and contingent commitments	185,609	139,993	127,713

Since a significant portion of the amounts above will expire without any payment obligation materializing for the consolidated entities, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years ended December 31, 2015, 2014 and 2013 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

33.     Other contingent assets and liabilities

As of December 31, 2015, 2014 and 2013 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

34.     Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2015, 2014 and 2013 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2015	2014	2013

Financial instruments sold with repurchase commitments		68,401	66,326	55,503
Central Banks	9	19,065	8,774	5,636
Credit Institutions	21.1	26,069	32,935	22,007
Government and other government agencies	21.2	7,556	3,022	8,512
Other resident sectors	21.2	11,092	13,306	11,608
Non-resident sectors	21.2	4,619	8,289	7,740

Financial instruments purchased with resale commitments		16,935	17,639	11,397
Central Banks	9	149	209	120
Credit Institutions	13.1	11,749	10,440	6,828
Government and other government agencies	13.2	326	378	-
Other resident sectors	13.2	3,952	5,932	4,039
Non-resident sectors	13.2	758	680	410

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2015 is provided below:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	278	272	272	2,276	3,098
Purchase commitments	22	-	-	-	22
Technology and systems projects	3	-	-	-	3
Other projects	20	-	-	-	20
Total	300	272	272	2,276	3,120

35.     Transactions on behalf of third parties

As of December 31, 2015, 2014 and 2013 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2015	2014	2013

Financial instruments entrusted by third parties	664,911	602,791	560,640
Conditional bills and other securities received for collection	15,064	4,438	3,505
Securities lending	4,125	3,945	3,844

As of December 31, 2015, 2014 and 2013 the off-balance sheet customer assets managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2015	2014	2013

Commercialized and managed by the Group (*)
Investment companies and mutual funds	56,606	52,782	43,478
Pension funds	31,542	27,364	24,662
Customer portfolios managed on a discretionary basis	38,170	35,129	31,072
Of which:
Portfolios managed on a discretionary	19,919	17,187	7,038
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	4,181	3,197	127
Pension funds	31	30	30
Saving insurance contracts	41	-	-
Total	130,570	118,502	99,369

(*)       Excludes balances from securitization funds.

36.     Interest income and expense and similar items

36.1 Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2015	2014	2013

Central Banks	140	132	262
Loans and advances to credit institutions	260	235	356
Loans and advances to customers	19,200	17,565	18,092
Government and other government agency	550	693	842
Resident sector	3,360	3,754	4,491
Non resident sector	15,290	13,118	12,758
Debt securities	3,792	3,486	3,465
Held for trading	981	1,134	980
Available-for-sale financial assets	2,810	2,352	2,484
Adjustments of income as a result of hedging transactions	(382)	(321)	(292)
Insurance activity	1,152	1,199	1,137
Other income	621	542	492
Total	24,783	22,838	23,512

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during 2015, 2014 and 2013 are given in the accompanying “Consolidated statements of recognized income and expenses”.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2015	2014	2013

Cash flow hedging	47	6	51
Fair value hedging	(429)	(327)	(343)
Total	(382)	(321)	(292)

36.2        Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2015	2014	2013

Bank of Spain and other central banks	138	62	161
Deposits from credit institutions	1,186	1,012	1,165
Customers deposits	4,340	4,246	4,516
Debt certificates	2,040	2,062	3,067
Subordinated liabilities	508	484	516
Adjustments of expenses as a result of hedging transactions	(859)	(930)	(1,182)
Cost attributable to pension funds (Note 24)	108	172	199
Insurance activity	816	912	855
Other charges	484	436	315
Total	8,761	8,456	9,612

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2015	2014	2013

Cash flow hedging	(16)	(18)	1
Fair value hedging	(844)	(912)	(1,183)
Total	(859)	(930)	(1,182)

36.3        Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2015, 2014 and 2013 is as follows:

	Millions of Euros
	2015			2014			2013
Asset	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)
Cash and balances with central banks	32,206	140	0.43	25,049	132	0.53	26,463	262	0.99
Securities portfolio and derivatives	202,335	4,673	2.31	176,497	4,505	2.55	166,013	4,385	2.64
Loans and advances to credit institutions	30,511	273	0.89	24,727	238	0.96	25,998	411	1.58
Loans and advances to customers	382,125	19,471	5.10	328,183	17,803	5.42	335,248	18,325	5.47
Euros	196,987	4,301	2.18	186,965	4,843	2.59	204,124	5,835	2.86
Foreign currency	185,139	15,170	8.19	141,218	12,960	9.18	131,125	12,489	9.52
Other finance income	-	-	-	-	-	-	-	-	-
Other assets	58,381	226	0.39	45,951	159	0.35	45,982	128	0.28
Totals	705,559	24,783	3.51	600,407	22,838	3.80	599,705	23,512	3.92

The average borrowing cost in the years ended December 31, 2015, 2014 and 2013 is as follows:

	Millions of Euros
	2015			2014			2013
Liabilities	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	99,289	1,559	1.57	81,860	1,292	1.58	86,600	1,551	1.79
Customer deposits	365,965	4,390	1.20	307,482	4,555	1.48	290,105	4,366	1.51
Euros	187,677	1,024	0.55	160,930	1,945	1.21	153,634	1,734	1.13
Foreign currency	178,289	3,366	1.89	146,552	2,610	1.78	136,470	2,632	1.93
Debt certificates and subordinated liabilities	89,956	1,875	2.08	80,355	1,611	2.00	94,130	2,812	2.99
Other finance expenses	-	-	-	-	-	-	-	-	-
Other liabilities	96,049	936	0.97	83,620	998	1.19	82,257	883	1.07
Equity	54,300	-	-	47,091	-	-	46,614	-	-
Totals	705,559	8,761	1.24	600,407	8,456	1.41	599,705	9,612	1.60

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2015 / 2014			2014 / 2013
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	35	(27)	8	(9)	(121)	(130)
Securities portfolio and derivatives	882	(714)	168	294	(174)	120
Loans and advances to credit institutions	88	(53)	35	(80)	(93)	(173)
Loans and advances to customers	4,263	(2,595)	1,668	657	(1,178)	(521)
In Euros	159	(701)	(542)	(341)	(652)	(992)
Domestic	162	(721)	(559)	(341)	(651)	(992)
Foreign	(3)	20	17	(0)	(1)	(1)
In other currencies	4,104	(1,894)	2,210	997	(526)	471
Domestic	61	(40)	21	10	(8)	2
Foreign	4,043	(1,854)	2,189	987	(518)	469
Other assets	29	38	67	(10)	41	31
Interest and similar incomes			1,945			674
Deposits from central banks and credit institutions	411	(144)	267	(112)	(147)	(259)
Customer deposits	937	(1,102)	(165)	238	(50)	189
Domestic	251	(973)	(722)	151	(305)	(154)
Foreign	686	(129)	557	87	255	343
Debt certificates and subordinated liabilities	129	(408)	(279)	(405)	(795)	(1,201)
Other liabilities	191	(252)	(62)	27	88	115
Interest and similar expenses			305			1,156
Net Interest Income			1,640			482

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

37.     Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 38), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2015	2014	2013

Dividends from:
Financial assets held for trading	144	137	72
Available-for-sale financial assets	271	394	163
Total	415	531	235

38.     Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2015	2014	2013
CIFH	-	71	430
Garanti Group	167	312	265
Metrovacesa, S.A.	(46)	(75)	(32)
Other	53	35	31
Total	174	343	694

During 2015 results included only Garanti until July 2015 (see Note 3).

During 2014 results included only CIFH until November 2014 (see Note 3).

During 2013 results included CIFH throughout all the year and CNCB until the date of sale and reclassification (see Note 3).

39.     Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2015	2014	2013
Commitment fees	172	184	190
Contingent risks	360	297	316
Letters of credit	50	41	50
Bank and other guarantees	310	256	266
Arising from exchange of foreign currencies and banknotes	6	18	23
Collection and payment services income	3,629	3,119	3,095
Bills receivables	94	77	68
Current accounts	405	321	349
Credit and debit cards	2,336	2,061	1,989
Checks	239	219	237
Transfers and others payment orders	474	329	329
Rest	82	112	123
Securities services income	1,283	1,178	1,142
Securities underwriting	60	83	74
Securities dealing	223	190	205
Custody securities	314	310	323
Investment and pension funds	563	465	413
Rest assets management	123	130	127
Counseling on and management of one-off transactions	25	17	14
Financial and similar counseling services	88	75	45
Factoring transactions	27	34	37
Non-banking financial products sales	217	118	109
Other fees and commissions	534	490	507
Total	6,340	5,530	5,478

40.     Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2015	2014	2013
Brokerage fees on lending and deposit transactions	2	1	1
Fees and commissions assigned to third parties	1,323	1,020	894
Credit and debit cards	1,113	881	762
Transfers and others payment orders	92	63	49
Securities dealing	2	4	5
Rest	116	72	78
Other fees and commissions	404	335	333
Total	1,729	1,356	1,228

41.     Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2015	2014	2013
Financial assets held for trading	(409)	11	540
Other financial assets designated at fair value through profit or loss	117	27	49
Other financial instruments not designated at fair value through profit or loss	1,157	1,397	1,019
Available-for-sale financial assets	980	1,400	1,046
Loans and receivables	76	31	126
Other	101	(34)	(153)
Total	865	1,435	1,608

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2015	2014	2013
Debt instruments	522	1,683	1,167
Equity instruments	(414)	345	883
Loans and advances to customers	88	35	46
Derivatives	561	(648)	(444)
Customer deposits	83	(4)	13
Rest	25	24	(56)
Total	865	1,435	1,608

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2015	2014	2013
Trading derivatives
Interest rate agreements	666	(429)	139
Security agreements	751	34	(596)
Commodity agreements	(1)	(1)	(1)
Credit derivative agreements	39	76	(59)
Foreign-exchange agreements	(1,001)	(285)	122
Other agreements	15	4	31
Subtotal	468	(601)	(364)
Hedging Derivatives Ineffectiveness		-
Fair value hedging	80	(47)	(98)
Hedging derivative	(28)	(488)	(877)
Hedged item	108	441	779
Cash flow hedging	13	-	18
Subtotal	93	(47)	(80)
Total	561	(648)	(444)

In addition, in the years ended December 31, 2015, 2014 and 2013, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €135 million, positive €39 million and positive €137 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.      Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2015	2014	2013
Income on insurance and reinsurance contracts	3,678	3,622	3,761
Financial income from non-financial services	912	650	851
Of Which: Real estate companies	668	464	445
Rest of other operating income	403	309	383
Of Which: from rented buildings	90	65	73
Total	4,993	4,581	4,995

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2015	2014	2013
Expenses on insurance and reinsurance contracts	2,599	2,714	2,831
Change in inventories	678	506	495
Of Which: Real estate companies	594	448	428
Rest of other operating expenses	1,607	2,200	2,507
Of Which: Contributions to guaranteed banks deposits funds	732	753	1,021
Total	4,883	5,420	5,833

43.      Administration costs

43.1      Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	2015	2014	2013
Wages and salaries		4,868	4,108	4,232
Social security costs		733	683	693
Defined contribution plan expense	24	84	63	80
Defined benefit plan expense	24	57	58	70
Other personnel expenses		531	498	513
Total		6,273	5,410	5,588

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2015, 2014 and 2013 by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	2015	2014	2013
Spanish banks
Management Team	1,026	1,079	1,127
Other line personnel	22,702	21,452	22,375
Clerical staff	4,033	3,793	4,474
Branches abroad	747	758	794
Subtotal	28,508	27,081	28,770
Companies abroad
Mexico	29,711	28,798	28,309
United States	9,969	10,193	10,689
Turkey	11,814	-	-
Venezuela	5,183	5,221	5,292
Argentina	5,681	5,368	5,229
Colombia	5,628	5,464	5,033
Peru	5,357	5,312	5,171
Other	4,676	4,829	5,056
Subtotal	78,019	65,184	64,779
Pension fund managers	332	278	2,181
Other non-banking companies	17,337	16,695	16,859
Total	124,196	109,239	112,589

The breakdown of the number of employees in the BBVA Group as of December 31, 2015, 2014 and 2013 by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	2015		2014		2013
	Male	Female	Male	Female	Male	Female
Management Team	1,493	365	1,579	358	1,675	363
Other line personnel	38,204	38,868	24,103	21,845	24,375	21,828
Clerical staff	23,854	35,184	25,601	35,284	25,812	35,252
Total	63,551	74,417	51,283	57,487	51,862	57,443

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2015, 2014 and 2013 is as follows:

Average Number of Employees Breakdown by Gender	2015		2014		2013
	Male	Female	Male	Female	Male	Female
Average Number of Employees BBVA Group	57,841	66,355	51,724	57,515	53,325	59,263
Of which:
BBVA, S.A.	13,526	11,949	14,742	12,320	15,522	12,339

43.1.1      Share-based employee remuneration

The amounts recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the years ended December 31, 2015, 2014 and 2013 corresponding to the plans for remuneration based on equity instruments in each year, amounted to €38, €68 and €60 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s remuneration plans based on capital instruments are described below.

System of Variable Remuneration in Shares

The remuneration policy of the BBVA Group prevailing until 2014 provided for a System of Variable Remuneration in Shares for the BBVA Management Team, including the executive directors and members of the Senior Management (the “System of Variable Remuneration in Shares” or the “System”). This system was approved by the Annual General Meeting of BBVA shareholders, March 11, 2011, and the conditions for the 2014 financial year approved by the Annual General Meeting, March 14, 2014.

The System was based on a specific incentive for the (approximately 2,200) people comprising Management Team (hereinafter, the “Incentive”), which consisted in the annual allocation to each beneficiary of a number of units which had been the basis for determining how many shares that individual would receive when the Incentive was settled, depending on the level of compliance with indicators set every year by the General Meeting. For 2014 these indicators were: the performance of the Total Shareholder Return (TSR), the Group’s Recurring Economic Profit without one-offs and the Group’s Attributable Profit without one-offs.

This Incentive, together with the variable cash remuneration due to each director (“ordinary variable remuneration”), would constitute their annual variable remuneration (hereinafter, the “Annual Variable Remuneration”).

Once each financial year is closed, the number of units allocated to each beneficiary was divided into three parts indexed to each one of the indicators of the Incentive as a function of the weightings established at any time and each one of these parts was multiplied by a coefficient of between 0 and 2 as a function of the scale defined for each indicator every year.

The shares resulting from this calculation were subject to the following withholding criteria:

●	40% of the shares received were freely transferrable by the beneficiaries from the time of their vesting;

●	30% of the shares received were transferrable once a year has elapsed after the Incentive settlement date; and

●	The remaining 30% were transferrable as of two years after the Incentive settlement date.

Apart from this, the Bank also had a specific system for settlement and payment of the variable remuneration applicable to employees and managers, including the executive directors and members of the Senior Management, performing professional activities that may have a significant impact on the risk profile of the entity or performing control duties (hereinafter, the “Identified Staff”).

The specific rules for settlement and payment of the Annual Variable Remuneration of executive directors and members of the Senior Management are described in Note 53, while the rules listed below are applicable to the rest of the Identified Staff:

●	At least 50% of the total Annual Variable Remuneration of the members of the Identified Staff will be paid in BBVA shares.

●	People in the Identified Staff who are not members of the management team will receive 50% of their ordinary variable remuneration in BBVA shares.

●	The payment of 40% of their variable remuneration, both in cash and in shares, will be deferred. The deferred amount will be paid in thirds over the following three years.

●

All the shares delivered to these beneficiaries pursuant to the rules explained in the previous paragraph would be unavailable for one year after they have vested. This withholding would be applied against the net amount of the shares, after deducting any tax accruing on the shares received. A prohibition was also established against hedging with unavailable vested shares and shares pending reception.

●

Moreover, circumstances have been established in which the payment of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), as well as the adjustment to update these deferred parts.

●

Finally, the variable component of the remuneration corresponding to any one financial year of those in the Identified Staff was limited to an upper threshold of 100% of the fixed component of the total remunerations, unless the General Meeting should resolve to raise this limit which, in any event, may not exceed 200% of the fixed component of the total remuneration.

In this regard, the General Meeting, March 14, 2014, resolved, in line with applicable legislation, that the variable component of the remuneration corresponding to any one financial year of certain employees whose professional activities have a significant impact on the Bank’s risk profile or who perform control functions may be as much as 200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report issued by the BBVA’s Board of Directors, January 30, 2014.

When the Incentive for 2014 ended on December 31, 2014, a multiplication factor of 0.4775 was applied to the units initially allocated to each beneficiary on that date, resulting in a total of 3,137,941 shares for the Management Team as a whole, which resulted in a percentage of shares delivered to its beneficiaries, subject to the settlement and payment system described above.

Likewise, during 2015 the shares corresponding to the deferred parts of the Annual Variable Remuneration from previous years, and their corresponding adjustments in cash, were delivered to the beneficiary members of the Identified Staff, giving rise in 2015, of a total of 455,620 shares corresponding to the first deferred third of the 2013 Annual Variable Remuneration were granted, and €187,039 as adjustments for updates of to the shares granted; a total of 525,939 shares corresponding to the second deferred third of the 2012 Annual Variable Remuneration, and €384,615 in adjustments for updates; and a total of 802,343 shares corresponding to the final third of the 2011 Annual Variable Remuneration 2011, with €923,811 in adjustments for updates.

Likewise, in 2015 beneficiaries in the Identified Staff received the shares corresponding to the deferred parts of the 2010/2011 Multi-Year Variable Share Remuneration Programme (hereinafter, the “Programme” or “LTI 2010/2011”), as well as the shares corresponding to long-term incentive programmes in the United States, as outlined below:

2010/2011 Multi-Year Variable Share Remuneration Programme

Once the LTI 2010/2011 approved by the General Meeting, March 12, 2010 ended on December 31, 2011, it was settled by applying the conditions established at its outset.

The above notwithstanding, the settlement and payment system indicated was applied to beneficiaries of the programme who are members of the Identified Staff, as agreed by the General Shareholders Meeting, March 16, 2012, with the result that:

●

The payment of 40% of the shares resulting from settlement of the Programme (50% in the case of executive directors and other members of the Senior Management) was deferred to vest in thirds in 2013, 2014 and 2015.

●	The shares paid may not be availed for one year as of their vesting date. This withholding is applicable to the net amount of the shares, after deducting the taxes payable on the shares received.

●

The vesting of the deferred shares will be subject to the application of the circumstances limiting or impeding payment of the variable remuneration (“malus” clauses) established by the Board of Directors; and

●	The deferred shares will be subject to adjustments to update their value.

Thus, for the Identified Staff, pursuant to the conditions established in the Programme, in the first quarter of 2015 a total of 341,684 shares were vested, corresponding to the final third of the deferred part of shares resulting from the programme’s settlement, and €390,880 as an adjustment for the updated value of the shares vested.

The settlement and payment of the shares originating in this Programme for the executive directors and members of Senior Management was conducted according to the scheme defined for this purpose, as described in Note 53.

BBVA Long-Term Incentive in BBVA Compass

When the term of the Long-Term Incentive 2010-2012 Plan for the BBVA Compass Management Team ended, on December 31, 2012, it was settled pursuant to the conditions established when it began.

For those beneficiaries of this programme who are members of the Identified Staff, it was agreed that the same settlement and payment rules would be applied detailed above.

Thus, in 2015 those beneficiaries who are members of the Identified Staff in BBVA Compass have been awarded 6,323 shares, corresponding to the second third of the deferred part of the shares resulting from the settlement of the 2010-2012 Long-Term Incentive Share Plan, and €4,822 in the adjustment to the updated share value, with the final third yet to vest in 2016.

Additionally, BBVA Compass’ remuneration structure includes long-term incentive programmes for remuneration in shares for employees in certain key positions. These plans run over a three-year term. On December 31, 2015 there are two coexisting programmes (2013-2015 and 2014-2016). During 2015, 221,143 shares corresponding to the 2012-2014 programme were delivered.

Remunerations policy applicable from 2015 onwards

The Bank has modified its remunerations policy for 2015, 2016 and 2017, in order to align itself more closely with market best practices, regulatory requirements and its internal organisation and strategy. At the end of 2014 the Management Team Incentive (MTI) plan ended, unifying the variable remuneration components into a single annual incentive (the “Annual Variable Remuneration”). This policy for BBVA directors was approved at the General Meeting, March 13, 2015.

The new remuneration policy also contains a specific settlement and payment scheme for Annual Variable Remuneration as it applies to the Identified Staff. The rules are as follows:

●	The Annual Variable Remuneration of members of the Identified Staff will be paid in equal parts in cash and BBVA shares.

●

The payment of 40% of the Annual Variable Remuneration – 50% in the case of executive directors and Senior Management – both in cash and shares will be deferred in its entirety for three years. Its accrual and payment will be subject to compliance with a series of multi-year indicators related to share performance and the Group’s basic control and risk management metrics measuring solvency, liquidity and profitability, which will be calculated throughout the deferral period (hereinafter “Multi-Annual Assessment Indicators”). These Multi-year Performance Indicators may lead to a reduction in the amount deferred, and might even bring it down to zero, but they will not be used under any circumstances to increase the aforementioned deferred remuneration.

●

All the shares vesting to these beneficiaries pursuant to the rules explained previously will be unavailable during a certain period since their delivery. This withholding will be applied against the net amount of the shares, after deducting the tax accruing on the shares received. A prohibition has also been established against hedging with unavailable vested shares and outstanding shares.

●

Moreover, circumstances have been established in which the payment of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), and the adjustment to update these deferred parts has also been determined.

●

Lastly, the variable component in the remuneration corresponding to any one financial year for people in the Identified Collective will have a maximum threshold of 100% of the fixed component of total remuneration, unless those cases in which the General Meeting agrees to raise this threshold. However, under no circumstances may it exceed 200% of the fixed component of total remuneration.

On this issue, the General Meeting, March 13, 2015, resolved to enlarge the set of staff members whose professional activities have a significant impact on the Group’s risk profile or who perform control functions, and whose variable remuneration will be subject to the maximum threshold of 200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report produced by the BBVA’s Board of Directors on February 3, 2015.

The first disbursement in shares under this new policy will be the initial payment of the Annual Variable Remuneration for 2015 to be paid in shares, which will take place in the first quarter of 2016.

43.2         General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2015	2014	2013
Technology and systems	625	585	714
Communications	281	271	294
Advertising	249	213	336
Property, fixtures and materials	1,021	911	920
Of which: Rent expenses (*)	591	461	470
Taxes other than income tax	466	418	421
Other expenses	1,922	1,606	1,428
Total	4,563	4,004	4,113

(*) The consolidated companies do not expect to terminate the lease contracts early.

44.      Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2015	2014	2013
Tangible assets	17	640	611	581
For own use		615	589	560
Investment properties		25	22	21
Assets leased out under financial lease		-	-	-
Other Intangible assets	18.2	632	535	514
Total		1,272	1,145	1,095

45.      Provisions (net)

In the years ended December 31, 2015, 2014 and 2013 the net provisions charged to the income statement were as follows:

		Millions of Euros
Provisions (Net)	Notes	2015	2014	2013
Provisions for pensions and similar obligations	24	592	816	373
Provisions for contingent risks and commitments	7.3.8	10	14	38
Provisions for taxes and other legal contingencies		(25)	94	14
Other Provisions		154	218	184
Total		731	1,142	609

46.      Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2015	2014	2013
Available-for-sale financial assets	12	24	36	36
Debt securities		1	19	5
Other equity instruments		23	17	31
Loans and receivables	7.3.8	4,248	4,304	5,577
Of which:
Recovery of written-off assets	7.3.7	490	443	362
Total		4,272	4,340	5,612

47.      Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2015	2014	2013
Goodwill and investment in entities	16 - 18.1	-	-	5
Other intangible assets	18.2	4	8	9
Tangible assets	17	60	97	160
For own use		26	35	32
Investment properties		34	61	127
Inventories	20	209	192	270
Rest		-	-	24
Total		273	297	467

48.      Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2015	2014	2013
Gains
Disposal of investments in subsidiaries	23	28	67
Disposal of tangible assets and other	71	38	637
Losses:
Disposal of investments in subsidiaries (Note 3)	(2,222)	-	(2,601)
Disposal of tangible assets and other	(7)	(20)	(18)
Total	(2,135)	46	(1,915)

During 2015, the heading “Losses – Disposal of investments in subsidiaries” included, mainly, the fair value measurement of its previously acquired stake in Garanti because of the change in the consolidation method (see Note 3).

During 2013, the heading “Losses - Disposal of investments in subsidiaries” included, mainly, the realized losses for the sale of the stake in CNCB. The heading “Gains - Disposal of tangible assets and other” included the realized gains of the reinsurance agreement that has been registered with the reinsurance entity Scor Global Life.

49.      Gains (losses) on non-current assets held for sale

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Gains (losses) on non-current assets held for sale not classified as discontinued operations

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale not classified as discontinued operations	Notes	2015	2014	2013
Gains (losses) on sale of real estate		97	(5)	(25)
Impairment of non-current assets held for sale	15	(285)	(406)	(602)
Impairment and gains (losses) on sale of investments classified as assets held for sale		45	(42)	228
Gains (losses) on sale of equity instruments classified as assets held for sale (*)		877	-	-
Total		734	(453)	(399)

(*)	Includes various sales in CNCB (see Note 3)

Gains (losses) on non-current assets held for sale classified as discontinued operations

During 2013, the heading “Gains (losses) on non-current assets held for sale classified as discontinued operations” included €1,866 million from discontinued operations (see Note 3).

50.      Consolidated statements of cash flows

Cash flows from operating activities increased in the year ended December 31, 2015 by €23,101 million (compared with a decrease of €6,188 million and €500 million in 2014 and 2013, respectively). The most significant reason for the change occurred under the heading “Financial liabilities at amortized cost”.

The variances in cash flows from investing activities decreased in the year ended December 31, 2015 by €4,411 million (€1,115 million decrease in 2014). The most significant impact corresponds to “Investments”.

The variances in cash flows from financing activities are not material.

The table below shows the breakdown of the main cash flows related to investing activities as of December 31, 2015, 2014 and 2013:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2015	Investments (-)	Divestments (+)
Tangible assets	(2,171)	224
Intangible assets	(571)	2
Investments	(41)	1
Subsidiaries and other business units	(3,633)	9
Non-current assets held for sale and associated liabilities	-	1,683
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	86

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2014	Investments (-)	Divestments (+)
Tangible assets	(1,419)	167
Intangible assets	(467)	-
Investments	-	118
Subsidiaries and other business units	(98)	-
Non-current assets held for sale and associated liabilities	-	548
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2013	Investments (-)	Divestments (+)
Tangible assets	(1,252)	101
Intangible assets	(526)	-
Investments	(547)	944
Subsidiaries and other business units (Note 3)	-	3,299
Non-current assets held for sale and associated liabilities	-	571
Held-to-maturity investments	-	431
Other settlements related to investment activities	-	-

51.      Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the year ended December 31, 2015 with their respective auditors and other audit entities are as follows:

Millions of Euros
Fees for Audits Conducted	2015
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	25.8
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	4.4
Fees for audits conducted by other firms	0.7

(*) Including fees pertaining to annual statutory audits (€20.7 million).

In the year ended December 31, 2015, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2015
Firms belonging to the Deloitte worldwide organization(*)	2.4
Other firms	37.4

(*) Including €0.7 million related to fees for tax services.

The services provided by the auditors meet the independence requirements established under Audit of Accounts Law RD 1/2011 and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

52.       Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions.

52.1	Transactions with significant shareholders

As of December 31, 2015 there were no shareholders considered significant (see Note 25).

52.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of euros
Balances arising from transactions with Entities of the Group	2015	2014	2013
Assets:
Loans and advances to credit institutions	122	544	318
Loans and advances to customers	710	1,145	792
Liabilities:
Deposits from credit institutions	2	142	5
Customer deposits	449	84	504
Debt certificates	-	16	-
Memorandum accounts:
Contingent risks	1,671	960	691
Contingent commitments	28	161	46

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of euros
Balances of Income Statement arising from transactions with Entities of the Group	2015	2014	2013
Income statement:
Financial incomes	53	71	53
Financial costs	1	20	4

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 24; and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

52.3	Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 53.

As of December 31, 2015, 2014 and 2013, the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €200, €235 and €141 thousand, respectively. As of December 31, 2015, 2014 and 2013 the amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €6,641, €4,614 and €6,076 thousand, respectively.

As of December 31, 2015 the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000, and as of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors. As of December 31, 2013 the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €6,939 thousand. As of December 31, 2015 and 2014 the amount availed against the loans to parties related to members of the Senior Management amounted to €113 and €291 thousand, respectively. As of December 31, 2013 there were no loans to parties related to members of the Senior Management

As of December 31, 2015, 2014 and 2013 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2015, 2014 and 2013 no guarantees had been granted to any member of the Senior Management

As of December 31, 2015, 2014 and 2013 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €1,679, €419 and €5,192 thousand, respectively.

52.4	Transactions with other related parties

In the years ended December 31, 2015, 2014 and 2013 the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were carried out at arm’s-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

53.      Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

●	Remuneration of non-executive directors received in 2015

The remuneration paid to the non-executive members of the Board of Directors during 2015 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Non-Executive Directors remuneration	Board of Directors	Executive Committee	Audit & Compliance	Risks Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	-	71	-	43	102	345
José Miguel Andrés Torrecillas (1)	107	-	119	71	-	-	298
Ramón Bustamante y de la Mora	129	-	-	107	29	-	264
José Antonio Fernández Rivero	129	-	-	214	-	41	383
Ignacio Ferrero Jordi	129	167	-	-	43	-	338
Belén Garijo López	129	-	71	-	-	-	200
Carlos Loring Martínez de Irujo	129	-	71	-	107	-	307
Lourdes Máiz Carro	129	-	48	-	-	-	176
José Maldonado Ramos	129	167	-	-	18	41	354
José Luis Palao García-Suelto	129	-	60	107	-	41	336
Juan Pi Llorens	129	-	-	107	43	-	278
Susana Rodríguez Vidarte	129	167	-	107	-	41	443
Total (2)	1,523	500	440	713	282	265	3,723

(1)	Mr. José Miguel Andrés Torrecillas was named director on March 13, 2015.

(2)	These amounts include the changes in the composition of the committees during 2015.

Moreover, in the year ended December 31, 2015, €110 thousand were paid in health and casualty insurance premiums for non-executive members of the Board of Directors.

●	Remuneration of executive directors received in 2015

The remuneration scheme for the executive directors matches the general model applied to BBVA senior managers. This comprises a fixed remuneration and a variable remuneration, which for 2014 and previous years was further broken down into an ordinary variable remuneration in cash and a variable remuneration in shares, based on the Management Team Incentive (hereinafter the “Annual Variable Remuneration”).

Thus, during 2015, the executive directors were paid the fixed remuneration corresponding to that year, 50% of 2014 Annual Variable Remuneration and the deferred parts of the variable remuneration from previous years, payment of which vested during the first quarter of this year under the settlement and payment system approved by the General Meeting (hereinafter the “Settlement and Payment System”). This determined that:

●	At least 50% of the total Annual Variable Remuneration would be paid in BBVA shares.

●	The payment of 50% of the Annual Variable Remuneration, in cash and in shares, would be deferred in time, the deferred amount vesting in thirds over the three-year period following its settlement.

●

All the shares vested to these beneficiaries pursuant to the rules explained in the previous paragraphs would be unavailable for one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

●	Moreover, circumstances have been established in which disbursement of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), and

●	The deferred parts of the Annual Variable Remuneration would be adjusted to update them under the terms established by the Board of Directors.

Pursuant to the above, the remuneration paid to the executive directors during 2015 is shown below. The figures are given individually for each executive director and itemised:

		Thousands of Euros
Executive Directors remuneration	Fixed Remuneration	2014 Annual Variable Remuneration in cash (2)	Deferred Variable Remuneration in cash (3)	Total Cash	2014 Annual Variable Remuneration in BBVA Shares (2)	Deferred Variable Remuneration in BBVA Shares (3)	Total Shares
Chairman and CEO	1,966	866	1,005	3,837	112,174	152,546	264,720
President and COO (1)	1,578	272	240	2,090	35,298	36,199	71,497
José Manuel González-Páramo Martínez-Murillo	800	85	17	902	11,041	1,768	12,809
Total	4,344	1,223	1,262	6,829	158,513	190,513	349,026

(1)

The remuneration paid to the current President & COO, who was appointed on May 4, 2015, includes the remuneration vesting as Digital Banking Officer during the period in which he held this position (as fixed and variable remuneration from previous years).

(2)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.

(3)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their respective updated cash adjustments, payment or delivery of which was made in 2015, in application of the Settlement and Payment System, as broken down below:

-	1st third of deferred Annual Variable Remuneration from 2013:

Under this item, the executive directors received: €277,772 and 29,557 BBVA shares in the case of the Chairman & CEO; €74,591 and 7,937 BBVA shares in the case of the President & COO; and € 16,615 and 1,768 BBVA shares in the case of Mr. José Manuel González-Páramo.

-	2nd third of deferred Annual Variable Remuneration from 2012

Under this item, the Chairman & CEO received €288,003 and 36,163 BBVA shares, while the President & COO received €64,680 and 8,122 BBVA shares.

-	3rd third of deferred Annual Variable Remuneration from 2011

Under this item, the Chairman & CEO received €399,417 and 51,826 BBVA shares, while the President & COO received €90,986 and 11,806 BBVA shares.

-	3rd third of the deferred shares from the Multi-Year Variable Share Remuneration Programme for 2010/2011 (“LTI 2010-2011”).

Under this item, the Chairman & CEO received 35,000 BBVA shares and €40,075 as updated adjustments of the value of deferred shares, while the President & COO received 8,334 BBVA shares and €9,542 as update.

In application of the Settlement & Payment System described, during the first quarter of each of the next three years, the executive directors will receive the deferred parts of the Annual Variable Remuneration from 2014, 2013 and 2012, as applicable subject to the aforementioned conditions.

Likewise, during 2015, the executive directors received payment in kind, including insurance premiums, and others amounting to an overall total of €190 thousand, of which €16 thousand were paid to the Group Executive Chairman; €112 thousand to the Chief Executive Officer; and €62 thousand to the executive director José Manuel González-Páramo Martínez-Murillo.

During 2015, the former President & COO, who took early retirement on 4th May 2015, received: €596,763 as fixed remuneration; €530,169 and 68,702 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €636,361 and 103,351 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and €19,532 as remuneration in kind, including insurance premiums, and others.

●	Annual Variable Remuneration for executive directors for the year 2015

Following year-end 2015, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined applying the conditions established for that purpose at its beginning, as set forth in the Directors’ Remuneration Policy approved by the General Meeting, March 13, 2015. Consequently, during the first quarter of 2016 the executive directors will receive 50% of the 2015 Annual Variable Remuneration, in equal parts in cash and in shares, i.e., €897,168 and 135,300 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the Chief Executive Officer (which includes the remuneration as Digital Banking Officer during the first 4 months of the year); and €98,238 and 14,815 BBVA shares for the executive director José Manuel González-Páramo Martínez-Murillo.

The remaining 50%, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators established by the Board of Directors at the beginning of the year. Based on the result of each multi-year indicator, applying the performance scales assigned and their weightings during the deferred period, the final deferred amount of the Annual Variable Remuneration will be determined. The deferred Annual Variable Remuneration may be reduced and may even reach zero, but in no event may be increased. To these effect, the maximum amounts that could be received during the first quarter of 2019 are: €897,168 and 135,229 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the Chief Executive Officer; and €98,238 and 14,815 BBVA shares for the executive director José Manuel González-Páramo; all subject to the settlement and payment conditions established in the Directors’ Remuneration Policy.

The former President & COO will receive during the first quarter of 2016, 50% of the 2015 Annual Variable Remuneration, in cash and in shares, proportionally according to the 4 months in which he has held this position, i.e.: €169,130 and 25,506 BBVA shares. The remaining 50% of the 2015 Annual Variable Remuneration, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators on the same terms and conditions as executive directors. This will result, where appropriate, in the following maximum amounts: €169,130 and 25,506 BBVA shares, subject to the settlement and payment conditions established in the Directors’ Remuneration Policy.

These amounts are recorded under the item “Other Liabilities – Accrued interest” of the consolidated balance sheet at December 31, 2015.

●	Remuneration of the members of the Senior Management received in 2015

During 2015, the remuneration paid to the members of the BBVA Senior Management as a whole, excluding the executive directors, is shown below. The figures are given individually for each director and itemized:

		Thousands of Euros
Members of the Senior Management remuneration	Fixed Remuneration	2014 Annual Variable Remuneration in cash (1)	Deferred Variable Remuneration in cash (2)	Total Cash	2014 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Total Members of the Senior Management (*)	10,256	2,562	1,692	14,510	285,926	249,639	535,565

(*)

This section includes aggregate information regarding the members of the BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management at 31th December 2015 (17 members).

(1)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.

(2)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration of previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their corresponding adjustments for updating in cash, payment or delivery of which was made in 2015, to the members of the Senior Management who had generated this right, as broken down below:

-    1st third of deferred Annual Variable Remuneration from 2013

Overall amount of €567 thousand and 60,244 BBVA shares.

-    2nd third of deferred Annual Variable Remuneration from 2012

Overall amount of €493 thousand and 61,814 BBVA shares.

-    3rd third of deferred Annual Variable Remuneration from 2011

Overall amount of €570 thousand and 74,115 BBVA shares.

-    3rd third of deferred shares from the LTI 2010-2011

Overall amount of 53,466 shares and €61 thousand to update the value of the deferred shares vesting.

During the first quarter of each of the next three years, all Senior Management will receive the amounts that correspond to them under the Settlement and Payment System of the variable remuneration applicable to each, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014, 2013 and 2012) and subject to the conditions the system establishes.

Moreover, during 2015, all the members of the Senior Management, with the exception of the executive directors, received remuneration in kind, including insurance premiums and others for a total overall amount of €809 thousand.

On the other hand, during 2015 (7) members of the BBVA Group Senior Management who ceased to hold their positions as such during this period received a total amount of: €2,082 thousand as fixed remuneration; €1,596 thousand and 181,256 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €1,432 thousand and 196,539 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and remuneration in kind and others for the sum of €682 thousand.

●	System of Remuneration in Shares with Deferred Delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, March 18, 2006 and extended for a further 5-year period under General Meeting resolution, March 11, 2011.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated to the non-executive directors in 2015 as beneficiaries of the system of remuneration in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors during 2014, is as follows:

	Theoretical shares allocated in 2015	Theoretical shares accumulated in 2015
Tomás Alfaro Drake	7,930	51,089
Ramón Bustamante y de la Mora	7,531	77,043
José Antonio Fernández Rivero	9,400	78,413
Ignacio Ferrero Jordi	8,298	83,000
Belén Garijo López	4,909	12,866
Carlos Loring Martínez de Irujo	7,536	64,843
Lourdes Maiz Carro	2,631	2,631
José Maldonado Ramos	9,296	45,564
José Luis Palao García-Suelto	10,657	40,315
Juan Pi Llorens	6,830	23,195
Susana Rodríguez Vidarte	10,082	64,001
Total	85,100	542,960

●	Pensions commitments

The commitments undertaken regarding pension benefits for the Chief Executive Officer and the executive director José Manuel González-Páramo Martínez-Murillo, pursuant to the Company Bylaws and their respective contracts with the Bank, include a pension system covering retirement, disability and death.

The Chief Executive Officer’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions of the position that he currently holds.

The executive director José Manuel González-Páramo Martínez-Murillo retains the same pension system he has had since with his appointment in 2013, comprising a defined-contributions system of 20% a year on the fixed remuneration received to cover retirement commitments and provisions covering death and disability.

To such end, the provisions recorded as of 31th December 2015 to cover pension commitments undertaken for the executive directors stood at €13,123 thousand for the Chief Executive Officer, including both those accumulated as a Group senior executive and those accumulating from his current position as Chief Executive Officer under the terms described above; and €436 thousand for the executive director José Manuel González-Páramo Martínez-Murillo; having provisioned €9,856 thousand and €261 thousand for the Chief Executive Officer and for the executive director José Manuel González-Páramo Martínez-Murillo, respectively, during 2015, to cover the contingencies recognised in their contracts. In both cases, these amounts include the provisions covering retirement, as well as disability and death.

There are no other pension obligations in the name of other executive directors.

During 2015, the Board of Directors determined the pension rights of the former President & CEO pursuant to the contractual conditions agreed at the time, which established that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he would take early retirement with a pension of 75% of his pensionable base pay, which he could receive as a lifelong annuity or as a lump sum, at his own choice. It was established that his pension rights would be a lifelong annuity for a gross annual amount of €1,795 thousand, which will be paid in twelve monthly payments, deducting the tax payable at source.

For these purposes, the provision recorded on the date on which he left the Bank to cover the commitments undertaken with regard to the former President & CEO pension scheme stood at €45,209 thousand, of which €26,026 thousand were already charged to the income statements of previous years, while during 2015 a further €19,252 thousand were set aside.

The amounts corresponding to the provisions made at 31th December 2015 to cover post-employment benefit commitments of former members of the Board of Directors are recorded in Note 24.

The provisions recorded at 31th December 2015 for pension commitments for members of the Senior Management, excluding executive directors, stood at €55,666 thousand of which €6,782 thousand were set aside during 2015. These amounts include the provisions covering retirement commitments and provisions covering death and disability.

●	Extinction of contractual relationship

The Bank has no commitments to pay severance indemnity to executive directors other than to the executive director José Manuel González-Páramo Martínez-Murillo, whose contract recognises his right to receive an indemnity equivalent to two times his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the Chief Executive Officer with regard to his pension arrangements determine that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice. The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way obliging the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

54.         Other information

54.1         Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2015, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

54.2     Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2015, 2014 and 2013 (cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”). See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2015, 2014 and 2013

	2015			2014			2013
Dividends Paid (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	16%	0.08	504	16%	0.08	471	41%	0.20	1,117
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	16%	0.08	504	16%	0.08	471	41%	0.20	1,117
Dividends with charge to income	16%	0.08	504	16%	0.08	471	41%	0.20	1,117
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

Earnings and ordinary income by operating segment

The detail of the consolidated profit for the years ended December 31, 2015, 2014 and 2013 for each operating segment is as follows:

		Millions of Euros
Profit Attributable by Operating Segments	2015	2014 (*)	2013 (*)
Banking Activity in Spain	1,046	858	428
Real Estate Activity in Spain	(492)	(901)	(1,268)
Turkey	371	310	264
Rest of Eurasia	76	255	185
Mexico	2,090	1,915	1,802
South America	905	1,001	1,224
United States	537	428	390
Subtotal operating segments	4,533	3,867	3,025
Corporate Center	(1,891)	(1,249)	(941)
Profit attributable to parent company	2,642	2,618	2,084
Non-assigned income	-	-	-
Elimination of interim income (between segments)	-	-	-
Other gains (losses) (**)	686	464	753
Income tax and/or profit from discontinued operations	1,274	(898)	(1,882)
Operating profit before tax	4,603	3,980	954

(*)	The balances for 2014 and 2013 have been restated to facilitate comparison with 2015 (see Note 1.3).

(**)	Profit attributable to non-controlling interests.

For the years ended December 31, 2015, 2014 and 2013 the detail of the BBVA Group’s gross income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

		Millions of Euros
Gross income by Operating Segments	2015	2014 (*)	2013 (*)
Banking Activity in Spain	6,804	6,621	6,103
Real Estate Activity in Spain	(16)	(220)	(111)
Turkey (**)	2,434	944	929
Rest of Eurasia	473	736	788
Mexico	7,069	6,522	6,194
South America	4,477	5,191	5,583
United States	2,652	2,137	2,047
Corporate Center	(212)	(575)	(137)
Adjustments and eliminations of ordinary profit between segments (***)	(318)	(632)	(645)
Total Ordinary Profit BBVA Group	23,362	20,725	20,752

(*)	The balances for 2014 and 2013 have been restated to facilitate comparison with 2015 (see Note 1.3).

(**)

The information is presented under management criteria according to which the assets and liabilities of Garanti Group are integrated proportionally based on our 25.01% interest in Garanti until July 2015, since then, as a consequence of the acquisition of an additional 14.89% of Garanti; it is fully consolidated in the financial statements of the BBVA Group.

(***)

Includes adjustments made to take account of the fact that in the consolidated financial statements, Garanti is accounted for using the equity method instead of using management criteria referred to above.

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 21.3 and 21.4) in the years ended December 31, 2015, 2014 and 2013 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2015	Balance at the Beginning	Acquisition of subsidiaries (*)	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	55,508	7,858	10,734	(17,255)	(626)	56,218
With information brochure	55,339	7,807	10,734	(17,255)	(623)	56,001
Without information brochure	169	51	-	-	(2)	218
Other debt certificates issued outside the European Union	16,683	7,199	5,975	(3,858)	56	26,055
Total	72,191	15,057	16,709	(21,113)	(569)	82,274

(*) €7,547 million and €7,510 million correspond to Catalunya Banc and Garanti Group issuances, both integrated into the Group’s balance during 2015.
	Millions of Euros
Debt Certificates and Subordinated Liabilities 2014	Balance at the Beginning	Acquisition of subsidiaries	Issuances	Repurchase or Redemption	Exchange Differences and Other(*)	Balance at the End
Debt certificates issued in the European Union	61,480	-	7,486	(13,187)	(271)	55,508
With information brochure	61,311	-	7,486	(13,187)	(271)	55,339
Without information brochure	169	-	-	-	-	169
Other debt certificates issued outside the European Union	13,199	-	4,264	(1,364)	584	16,683
Total	74,679	-	11,750	(14,551)	313	72,191

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2013	Balance at the Beginning	Acquisition of subsidiaries	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,022	-	13,609	(37,011)	(140)	61,479
With information brochure	84,853	-	13,609	(37,011)	(140)	61,311
Without information brochure	169	-	-	-	-	169
Other debt certificates issued outside the European Union	13,049	-	2,324	(1,675)	(499)	13,199
Total	98,070	-	15,933	(38,686)	(639)	74,679

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

		Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2015	2014	2013
Domestic market	6,275	7,073	7,965
Foreign	18,506	15,765	15,547
European Union	387	369	523
Other OECD countries	13,666	9,492	7,999
Other countries	4,454	5,904	7,025
Total	24,782	22,838	23,512

55.      Subsequent events

After the year ended December 31, 2015, on February 2, 2016, under the powers delegated by the Company’s AGM held on March 16, 2012, under point five of its agenda, the Board of Directors meeting submits for approval an agreement for the issue of debentures convertible into ordinary BBVA shares, excluding the pre-emptive subscription right.

In case such agreement is approved, and for the purposes set out in articles 414, 417 and 511 of the Spanish Corporations Act, the mandatory Directors report explaining the conversion conditions and types will be issued, justifying the proposal for the abolition of the pre-emptive subscription right, to be accompanied, as appropriate, by another report drafted by an auditor other than the company’s auditor, appointed for this purpose by the Companies Register.

The interim dividend approved on December 22, 2015 was paid out on January 12, 2016, as detailed in Note 4.

On March 31, 2016, the Board of Directors of BBVA approved the execution of the capital increase charged to reserves as agreed by the AGM held on March 11, 2016 to implement the Dividend Option. As a result of this increase, the maximum number of new ordinary shares issued as a consequence of the execution of the capital increase is 138,406,089 which became effective on April 27, 2016.

Likewise, on March 31, 2016, the Board of Directors of BBVA adopted a resolution, in a process of corporate reorganization of its banking subsidiaries in Spain, to commence the process for the integration of the companies belonging to the BBVA Group, Catalunya Banc, S.A., Banco Depositario BBVA, S.A. and Unoe Bank, S.A

Similarly, on March 31, 2016, the Board of Directors of BBVA resolved to modify the composition of its Committees (Executive Committee, Audit and Compliance Committee, Risk Committee, Appointments Committee and Remunerations Committee), and to create a new Committee on IT and Cybersecurity.

From January 1, 2016 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group
			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
4D INTERNET SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	20	21	1	21	(1)
ACTIVOS MACORP, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	87	86	8	(7)
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	13	24	10	16	(2)
ALGARVETUR, S.L.(**)(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	19	40	(16)	(5)
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	19	19	-	19	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	56	482	417	72	(7)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	4	7	-	7	-
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	210	1,759	1,547	556	(343)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	157	134	-	123	10
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	210	4,493	4,261	548	(315)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	96	130	33	85	11
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	27	107	94	15	(2)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	-	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	13	8	4	1
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	3	3	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	203	329	102	223	4
AREA TRES PROCAM, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	898	898	-	896	2
ARRAHONA AMBIT, S.L.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	110	141	(37)	5
ARRAHONA GARRAF, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	(52)	52
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	258	155	87	16
ARRAHONA NEXUS, S.L.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	304	414	(93)	(18)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	10	-	10	-
ARRELS CT FINSOL, S.A.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	344	420	(56)	(20)
ARRELS CT LLOGUER, S.A.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	44	50	(4)	(2)
ARRELS CT PATRIMONI I PROJECTES, S.A.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	136	169	(30)	(2)
ARRELS CT PROMOU, S.A.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	24	34	(10)	-
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	100.00	-	100.00	175	4,823	4,609	213	2
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	702	17,071	16,041	907	123
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,997	2,822	162	13
BANCO CONTINENTAL, S.A.(1)	PERU	BANKING	-	46.12	46.12	1,556	21,793	20,107	1,298	388
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	90.37	9.63	100.00	130	4,254	4,206	21	27
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	111	2	106	3
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	48	415	366	50	(1)
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	71	1,259	1,119	184	(45)

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(***) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	3	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6	6	-	2	4
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	35	87	51	25	10
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	960	-	1,745	(785)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	14	17	3	7	6
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF(1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	17	21	5	13	3
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	27	29	2	22	5
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	152	97	17	39
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	19	14	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	421	388	22	11
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64	78	1	74	3
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.34	75.95	157	7,614	6,643	602	369
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	24	40	16	10	15
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	172	378	206	149	23
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	20	28	8	20	-
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	23	112	89	15	8
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	64	65	-	51	14
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,673	91,872	84,206	7,667	1,625
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	29	4	25	(1)
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	30	12	13	5
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	355	14,681	13,518	964	198
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	4	5	1	3	-
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,521	11,644	118	11,085	441
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	239	559	320	238	1
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	153	156	3	146	8
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	9	129	94	5	29
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	1	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	-	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)(1)	PERU	FINANCIAL SERVICES	-	66.32	66.32	15	58	41	17	(1)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	7	11	4	-	7
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	52	487	436	48	4
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	3	2	1	1
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	5	1	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	1	1
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	-	2	-	(19)	20
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	-	2	-	(19)	20
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	9	93	83	8	2
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	17	132	117	13	3

(*) Information on foreign companies at exchange rate on December 31, 2015

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	12	21	6	7	8
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	3	3	-	1	2
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	16	1	14	1
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	SECURITIES DEALER	-	100.00	100.00	1	8	-	8	-
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	353	349	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	1,040	1,040	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	4	44	38	7	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	40	264	217	44	3
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	853	853	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,364	2	1,208	154
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	451	240	206	5
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	9	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	256	299	2	288	9
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	174	158	9	7
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,824	1,689	115	20
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	62	34	16	11
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	19	9	5	4
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	5	7	2	5	1
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	972	1,001	11	1,008	(18)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	1	91	40	41	10
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1	(1)	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	240	240	-	187	53
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	679	584	84	11
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	181	4,061	3,880	166	14
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	91	75	12	4
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	372	279	61	32
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	58	233	174	47	12
BBVA SEGUROS GENERALES S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	4	4	-	4	-
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.95	-	99.95	682	17,279	15,259	1,772	248
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	9,770	9,769	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	1	8	7	-	1
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	9	1	7	1
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	22	68	46	19	3
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,769	1,768	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	1,046	881	157	8
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	9	36	23	21	(8)
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	14	14	-	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	5	1	3	1
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	5	-	6	-
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	192	67	113	12
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	7	25	18	-	7
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	5	(2)	-
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	4	1	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	92	90	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	41	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	14	14	-	14	-
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	98	77	32	(12)
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	52	80	28	17	35
CATALONIA GEBIRA, S.L.(**)	SPAIN	REAL ESTATE	-	81.67	81.67	-	7	10	(3)	(1)
CATALONIA PROMODIS 4, S.A.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	18	(2)	-
CATALUNYA BANC, S.A.(2)	SPAIN	BANKING	98.40	0.55	98.95	1,172	45,283	42,517	2,714	51
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.(2)	SPAIN	INSURANCES SERVICES	-	100.00	100.00	53	49	32	15	2
CATALUNYACAIXA CAPITAL, S.A.(2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	92	105	10	94	1
CATALUNYACAIXA IMMOBILIARIA, S.A.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	42	218	142	94	(18)
CATALUNYACAIXA INVERSIO, SGIIC, S.A.(2)	SPAIN	OTHER INVESTMENT COMPANIES	-	100.00	100.00	32	40	3	34	2
CATALUNYACAIXA MEDIACIO , S.L.(2)	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	19	11	5	3
CATALUNYACAIXA SERVEIS, S.A.(2)	SPAIN	SERVICES	-	100.00	100.00	2	26	23	2	1
CATALUNYACAIXA VIDA, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	379	2,349	2,015	331	3
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	17	17	-	17	-
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CERBAT, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	9	25	-	24	-
CETACTIUS, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	22	(20)	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	1	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	191	148	42	1
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	61	2	60	-
CLUB GOLF HACIENDA EL ALAMO, S.L.(2)	SPAIN	REAL ESTATE	-	97.87	97.87	-	-	-	-	-
COMERCIALIZADORA CORPORATIVA SAC(1)	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	2	7	5	1	1
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	448	448	-	449	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	4	4	-	4	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	11,089	84,759	73,670	10,658	431
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,340	7,340	-	7,259	81
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	45	56	11	44	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from ARRELS CT PATRIMONI I PROYECTES, S.A.

(***) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	(Loss) 12.31.15
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,397	6,398	1	6,319	78
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	74	74	-	74	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,826	2,850	24	2,780	45
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,275	5,276	1	5,206	70
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580	781	-	781	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L.(**)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONJUNT RESIDENCIAL FREIXA, S.L.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	5	3	-	1
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	6	18	14	10	(6)
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	7	1	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.(1)	PERU	SECURITIES DEALER	-	46.12	46.12	8	10	2	5	3
CONTINENTAL DPR FINANCE COMPANY(1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	46.12	46.12	-	222	222	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.(1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	9	4	4	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION BETICA INMOBILIARIA, S.A.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	5	20	15	8	(3)
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,557	1	1,187	369
CX PROPIETAT, FII(2)	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	67.74	67.74	42	62	-	61	1
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	22	22	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	21	21	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	68	112	22	92	(2)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	13	14	2	8	5
ECOARENYS, S.L. (****)	SPAIN	REAL ESTATE	-	50.00	50.00	-	12	56	(41)	(3)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	5	7	-	4	3
EL MILANILLO, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	9	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	6	3	2	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	9	1	7	1
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	IN LIQUIDATION	100.00	-	100.00	-	-	-	-	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.99	-	88.99	2	41	3	34	3
EXPANSION INTERCOMARCAL, S.L.(2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	26	27	-	27	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION y BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION

(***) This company has an equity loan from EXPANSION INTERCOMARCAL, S.L.

(****) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(*****) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	(Loss) 12.31.15
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	508	413	73	22
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	79	807	738	55	15
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	31	31	-	29	2
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	15	17	2	8	6
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	1	159	158	(7)	8
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	37	36	-	-
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	19	19	-	-
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	124	59	54	11
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	97	98	(1)	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	140	154	14	141	(1)
FODECOR, S.L.(2)	SPAIN	REAL ESTATE	-	60.00	60.00	-	-	1	(1)	-
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	66.32	66.32	3	5	1	4	1
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	66.32	66.32	5	8	1	6	1
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	25	218	194	19	5
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	174	1,197	1,035	113	49
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	323	334	46	288	(1)
GARANTI BANK MOSCOW	RUSSIA	BANKING	-	100.00	100.00	37	143	105	39	(2)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	255	2,122	1,887	216	19
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	-	100.00	100.00	32	21	2	16	3
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,337	3,337	-	-
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	289	465	129	273	63
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	43	935	883	44	8
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	SERVICES	-	100.00	100.00	3	266	243	15	8
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	274	1,553	1,279	238	36
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	-	99.40	99.40	-	3	-	2	1
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	234	324	-	324	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	1	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	9	3	5	-
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	12	15	2	10	3
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	15	98	83	13	2
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	518	4,995	4,476	508	11
GARRAF MEDITERRANIA, S.A.(2)	SPAIN	REAL ESTATE	-	90.58	90.58	-	4	5	(32)	31
GESCAT LLEVANT, S.L.(*)(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	19	(3)	-
GESCAT LLOGUERS, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	16	(9)	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	(Loss) 12.31.15
GESCAT POLSKA, SP. ZOO(2)	POLAND	REAL ESTATE	-	100.00	100.00	11	12	1	12	-
GESCAT SINEVA, S.L.(*)(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
GESCAT, GESTIO DE SOL, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	22	43	(15)	(6)
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	250	605	(337)	(18)
GESTIO D’ACTIUS TITULITZATS, S.A.(2)	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	1	4	-	3	1
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	33	4	21	8
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	-	1	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	12	4	6	2
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	424	1,051	653	386	12
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677	9,424	1	7,465	1,958
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	34	34	-	34	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(39)	60	98	(37)	(2)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	43	43	-	43	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	11	11	-	11	-
HABITAT ZENTRUM, S.L.(***) (2)	SPAIN	REAL ESTATE	-	50.00	50.00	-	-	6	(6)	-
HABITATGES INVERCAP, S.L.(****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L.(****)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	13	(11)	(2)
HABITATGES JUVIPRO, S.L.(*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	3	3	(1)	-
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	10	16	6	8	2
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	124	1,575	-	1,216	359
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	9	-	9	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	487	487	-	480	7
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	483	483	-	476	7
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	10	23	13	9	1
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.(2)	SPAIN	SERVICES	-	50.00	50.00	1	3	2	1	-
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	35	41	6	36	(1)
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A(1)	PERU	REAL ESTATE	-	46.12	46.12	10	11	-	8	2
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	2	1	1	-
INPAU, S.A.(2)(**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	40	47	-	(8)
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	16	75	59	19	(3)
INVERCARTERA INTERNACIONAL, S.L.(2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	8	8	-	8	-
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	14	10	2	2
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	11	52	3	50	(1)
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	-	-	-	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	40	72	31	40	1
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	8	-	8	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(***) This company has an equity loan from EXPANSION INTERCOMARCAL, S.L.

(****) This company has an equity loan from INVERPRO DESENVOLUPAMENT, S.L.

(*****) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	(Loss) 12.31.15
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	4	17	(13)	(1)
IRIDION SOLUCIONS IMMOBILIARIES, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	3	124	(120)	(1)
JALE PROCAM, S.L.(2)(**)	SPAIN	REAL ESTATE	-	50.00	50.00	-	2	41	(37)	(1)
L’EIX IMMOBLES, S.L.(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	21	26	(4)	-
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,154	1,154	-	1,148	6
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	2	-	1	1
MILLENNIUM PROCAM, S.L.(2)(**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	38	133	114	16	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	5	5	-	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	3	2	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	34	44	10	28	6
NOIDIRI, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	11	(11)	-
NOVA EGARA-PROCAM, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
NOVA TERRASSA 3, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	2	12	7	4	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	20	28	9	3	17
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	26	9	12	5
OPPLUS S.A.C	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	11	(2)	-
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	99	99	-	83	16
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	236	4,291	4,054	196	40
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	359	380	22	351	8
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	87	87	-	87	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	26	26	-	26	-
PORTICO PROCAM, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROCAMVASA, S.A.(2)	SPAIN	REAL ESTATE	-	51.00	51.00	-	8	7	1	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
PROMOTORA DEL VALLES, S.L.(****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	237	335	(90)	(8)
PROMOU CT 3AG DELTA, S.L.(****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	12	(1)	(2)
PROMOU CT EIX MACIA, S.L.(****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	7	(2)	3
PROMOU CT GEBIRA, S.L.(****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	11	14	(3)	(1)
PROMOU CT OPENSEGRE, S.L.(*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	30	46	(15)	(1)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	10	8	2	-
PROMOU GLOBAL, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	102	146	(39)	(6)
PRONORTE UNO PROCAM, S.A.(**)(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	15	(10)	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(***) This company has an equity loan from PROMOTORA DEL VALLES, S.L. y UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(****) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(*****) This company has an equity loan from ARRELS CT PROMOU, S.A. y UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights				Millions of Euros(*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
PROV-INFI-ARRAHONA, S.L.(**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	15	21	(6)	(1)
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	-	-	-	-	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROVIURE BARCELONA, S.L.(***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
PROVIURE CIUTAT DE LLEIDA, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	1	-	-
PROVIURE PARC D’HABITATGES, S.L.(***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	1	4	3	-	1
PROVIURE, S.L.(***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	5	(1)	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	4	3	1	-
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	9	1	-	1	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	-	9	4	5	-
PUERTO CIUDAD LAS PALMAS, S.A.(****) (2)	SPAIN	REAL ESTATE	-	96.64	96.64	-	60	68	(5)	(2)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	3	3	-	3	-
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	40	82	65	10	7
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.32	-	99.32	2	2	1	2	-
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	12	12	-	8	4
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,493	1,493	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	730	730	-	714	16
S.B.D. NORD, S.L. (***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
SATICEM GESTIO, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	88	(77)	(2)
SATICEM HOLDING, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	5	5	-	5	-
SATICEM IMMOBILIARIA, S.L.(2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	10	17	1	16	-
SATICEM IMMOBLES EN ARRENDAMENT, S.L.(2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	26	83	(56)	(1)
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	569	3,630	3,061	339	230
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	1	2	1	3	(1)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	11	6	4	1
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	11	9	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	6	18	13	5	1
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	1	-	2	(1)
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	96	105	10	133	(37)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO., S.A.	SPAIN	SERVICES	100.00	-	100.00	108	108	-	110	(3)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SOLIUM MEXICO, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	3	1	2	-
SOLIUM OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	15	15	-	16	-
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	14	14	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	9	9	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,161	1,161	-	1,152	9
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	47	46	1	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(***) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(*****) This company has an equity loan from INPAU, S.A. y de CATALUNYACAIXA IMMOBILIARIA, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights				Millions of Euros(*)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
TEXTIL TEXTURA, S.L.	SPAIN	COMMERCIAL	-	68.67	68.67	-	-	-	-	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-	-	-
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	39.90	-	39.90	6	79	69	9	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.(**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	1	1	-	-
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	-	1	1	-	-
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VALANZA CAPITAL S.A. UNIPERSONAL	SPAIN	SERVICES	100.00	-	100.00	-	-	-	-	-
VOLJA LUX, SARL(2)	LUXEMBOURG	INVESTMENT COMPANY	-	71.78	71.78	-	-	-	-	-
VOLJA PLUS SL(2)	SPAIN	INVESTMENT COMPANY	18.61	56.75	75.36	-	-	-	-	-

(*) Information on foreign companies at exchange rate on December 31, 2015

(**) This company has an equity loan from BBVA, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and December 2015

APPENDIX II	Additional information on investments in associates accounted for under the equity method in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group

			% of Voting Rights				Millions of Euros (**)
			Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.15	Liabilities 12.31.15	Equity 12.31.15	Profit (Loss) 12.31.15
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	17	11	6	-
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	-	31.55	31.55	8	23	22	1	-	(1)(3)(4)
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.(*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	20	1,865	1,825	30	10
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	5	10	-	9	-
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	21	73	2	71	-	(5)
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	1.64	76.63	78.27	54	160	1	154	6
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	28	82	31	53	(3)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	17	110	7	99	4
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.(*)	MEXICO	SERVICES	-	50.00	50.00	7	13	-	12	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	37	443	172	270	-	(2)
DESARROLLOS METROPOLITANOS DEL SUR, S.L.(*)	SPAIN	REAL ESTATE	-	50.00	50.00	11	42	19	23	-
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	4	517	488	30	-
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	3	335	313	22	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA(*)	MEXICO	REAL ESTATE	-	32.25	32.25	66	204	-	204	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA(*)	MEXICO	REAL ESTATE	-	30.00	30.00	44	186	36	138	12
FIDEICOMISO F 404015-0 BBVA BANCOMER LOMAS III	MEXICO	REAL ESTATE	-	25.00	25.00	4	135	113	(5)	26
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	6	22	-	23	-
FIDEICOMISO F/402770-2 ALAMAR(*)	MEXICO	REAL ESTATE	-	42.40	42.40	9	22	-	22	-
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS(*)	MEXICO	REAL ESTATE	-	50.000	50.00	6	13	-	13	-
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908(*)	MEXICO	REAL ESTATE	-	50.00	50.00	2	18	13	2	2
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742(*)	MEXICO	REAL ESTATE	-	33.78	33.78	11	69	36	33	-
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	-	50.00	50.00	13	30	-	24	5	(1)
INVERSIONES PLATCO, C.A.(*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	3	7	1	7	(1)
METROVACESA, S.A.	SPAIN	REAL ESTATE	19.42	-	19.42	351	5,058	3,892	1,351	(185	)(1)(3)(4)
PARQUE REFORMA SANTA FE, S.A. de C.V.	MEXICO	REAL ESTATE	-	30.00	30.00	5	37	20	9	8
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.(*)	ARGENTINA	BANKING	-	50.00	50.00	23	167	121	21	25
REAL ESTATE DEAL II, S.A.(*)	SPAIN	OTHER INVESTMENT COMPANIES	20.06	-	20.06	5	36	11	27	(2)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	15.18	4.82	20.00	7	126	91	24	11
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	18	211	168	21	23
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	6	14	-	11	3
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.35	6.36	28.71	92	50	13	34	3
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	CHILE	PENSION FUND MANAGEMENT	-	48.60	48.60	9	22	4	16	2
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	69	50	7	12	(3)(4)

(*) Joint venture entities accounted for using the equity method.

(**) Information on foreign companies at exchange rate on December, 2015

(1) Consolidated data

(2) Non-currents sets held for sale

(3) Figures according to the budget.

(4) Figures as of December 31, 2014

(5) This company include profit (loss) corresponding to December 2015

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in the year ended December 31, 2015

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	FOUNDING	SERVICES	5	-	100.00%	100.00%	2/1/2015
FORUM SERVICIOS FINANCIEROS, S.A.	ACQUISITION	FINANCIAL SERVICES	103	-	24.50%	100.00%	3/26/2015
FORUM DISTRIBUIDORA, S.A.	ACQUISITION	FINANCIAL SERVICES	17	-	24.48%	100.00%	3/26/2015
4D INTERNET SOLUTIONS, INC	ACQUISITION	FINANCIAL SERVICES	13	-	100.00%	100.00%	4/14/2015
ACA, S.A.	ACQUISITION	SECURITIES DEALER	-	-	25.00%	62.50%	4/24/2015
ARRAHONA GARRAF, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	100.00%	4/24/2015
GARRAF MEDITERRANIA, S.A.	ACQUISITION	REAL ESTATE	-	-	45.29%	90.58%	4/24/2015
CATALUNYA BANC, S.A.	ACQUISITION	BANKING	1,165	-	98.40%	98.95%	4/24/2015
CATALUNYACAIXA INVERSIO, SGIIC, S.A.	ACQUISITION	OTHER INVESTMENT COMPANIES	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA CAPITAL, S.A.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA SERVEIS, S.A.	ACQUISITION	SERVICES	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA IMMOBILIARIA, S.A.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA MEDIACIO , S.L.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	4/24/2015
INPAU, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
FODECOR, S.L.	ACQUISITION	REAL ESTATE	-	-	60.00%	60.00%	4/24/2015
CERBAT, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PORTICO PROCAM, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NOVA TERRASSA 3, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESTIO D’ACTIUS TITULITZATS, S.A.	ACQUISITION	OTHER INVESTMENT COMPANIES	-	-	100.00%	100.00%	4/24/2015
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	ACQUISITION	SERVICES	-	-	50.00%	50.00%	4/24/2015
INVERCARTERA INTERNACIONAL, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
PROCAMVASA, S.A.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
S.B.D. NORD, S.L.	ACQUISITION	REAL ESTATE	-	-	75.00%	75.00%	4/24/2015
PRONORTE UNO PROCAM, S.A.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT LLEVANT, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PUERTO CIUDAD LAS PALMAS, S.A.	ACQUISITION	REAL ESTATE	-	-	96.64%	96.64%	4/24/2015
PROVIURE, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CLUB GOLF HACIENDA EL ALAMO, S.L.	ACQUISITION	REAL ESTATE	-	-	97.87%	97.87%	4/24/2015
AREA TRES PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
JALE PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
GESCAT SINEVA, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE CIUTAT DE LLEIDA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE BARCELONA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NOVA EGARA-PROCAM, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
ALGARVETUR, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CORPORACION BETICA INMOBILIARIA, S.A.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
MILLENNIUM PROCAM, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
GESCAT POLSKA, SP. ZOO	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE PARC D’HABITATGES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
VOLJA LUX, SARL	ACQUISITION	INVESTMENT COMPANY	-	-	71.78%	71.78%	4/24/2015
ACTIVOS MACORP, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT, GESTIO DE SOL, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT LLOGUERS, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
EXPANSION INTERCOMARCAL, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
CONJUNT RESIDENCIAL FREIXA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
IRIDION SOLUCIONS IMMOBILIARIES, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NOIDIRI, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CETACTIUS, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
HABITAT ZENTRUM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SATICEM IMMOBILIARIA, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
SATICEM HOLDING, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SATICEM IMMOBLES EN ARRENDAMENT, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SATICEM GESTIO, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SERVIMANRESA ACTIUS EN LLOGUER, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	85.00%	85.00%	4/24/2015
CX PROPIETAT, FII	ACQUISITION	FINANCIAL SERVICES	-	-	67.74%	67.74%	4/24/2015
VOLJA PLUS SL	ACQUISITION	INVESTMENT COMPANY	-	-	75.35%	75.35%	4/24/2015
BBVA BANCO FRANCES, S.A.	ACQUISITION	BANKING	1	-	0.02%	75.95%	5/4/2015
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	1,857	-	14.89%	39.90%	7/27/2015
BBVA SEGUROS GENERALES S.A.	FOUNDING	INSURANCES SERVICES	3	-	100.00%	100.00%	7/31/2015
CATALUNYACAIXA VIDA, S.A.	ACQUISITION	INSURANCES SERVICES	530	-	50.00%	100.00%	7/31/2015
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	ACQUISITION	INSURANCES SERVICES	77	-	50.01%	100.00%	7/31/2015
QIPRO SOLUCIONES S.L.	FOUNDING	SERVICES	3	-	100.00%	100.00%	11/30/2015
S.B.D. NORD, S.L.	ACQUISITION	REAL ESTATE	-	-	25.00%	100.00%	12/16/2015
AREA TRES PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	100.00%	12/16/2015

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction (*)	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
UNIVERSALIDAD “E5”	LIQUIDATION	FINANCIAL SERVICES	(2)	-	100.00%	-	1/31/2015
PROMOTORA DE RECURSOS AGRARIOS, S.A.	LIQUIDATION	COMMERCIAL	-	-	100.00%	-	2/26/2015
BBVA FINANCE (UK), LTD.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	4/1/2015
BBVA CAPITAL FINANCE, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	7/22/2015
CAIXA DE MANLLEU PREFERENTS, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	7/22/2015
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	7/31/2015
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	10/5/2015
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	10/5/2015
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	10/5/2015
BBVA INTERNATIONAL LIMITED	LIQUIDATION	FINANCIAL SERVICES	8	-	100.00%	-	11/10/2015
BBVA VIDA, S.A.DE SEGUROS Y REASEGUROS	MERGER	INSURANCES SERVICES	-	-	100.00%	-	11/30/2015
SERVIMANRESA ACTIUS EN LLOGUER, S.L.	LIQUIDATION	INVESTMENT COMPANY	-	-	85.00%	-	12/14/2015
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L.	LIQUIDATION	SERVICES	1	-	100.00%	-	12/22/2015
ACA, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	62.50%	-	12/23/2015

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
FIDEICOMISO DE ADMINISTRACION 2038-6	ACQUISITION	REAL ESTATE	-	-	33.70%	33.70%	1/31/2015
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	-	-	4.64%	21.61%	4/24/2015
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	6.13%	28.72%	4/24/2015
CATALUNYACAIXA VIDA, S.A.	ACQUISITION	INSURANCES SERVICES	-	-	50.00%	50.00%	4/24/2015
LANDOMUS, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
NOU MAPRO, S.A.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
PROVICAT SANT ANDREU, S.A.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
INMOBILIARIA MONTE BOADILLA, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
EUGESA PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	55.00%	55.00%	4/24/2015
ESPAIS CATALUNYA INV. IMMOB., S.L.	ACQUISITION	REAL ESTATE	-	-	50.84%	50.84%	4/24/2015
INNOVA 31, S.C.R., S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	25.00%	25.00%	4/24/2015
NOVA TERRASSA 30, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
PROMOCIONS TERRES CAVADES, S.A.	ACQUISITION	REAL ESTATE	-	-	39.39%	39.39%	4/24/2015
PROMOCIONES MIES DEL VALLE, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
ESPAIS CERDANYOLA, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
SANYRES SUR, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CENTROS RESIDENCIALES SANYRES SUR, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
ALZAMBRA SANYRES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROMAR 21, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PARQUE EOLICO LOS PEDREROS, S.L.	ACQUISITION	INDUSTRIAL	-	-	40.00%	40.00%	4/24/2015
DESARROLLOS CATALANES DEL VIENTO, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	40.00%	40.00%	4/24/2015
S.C.I. MAGNAN SAINT PHILIPPE	ACQUISITION	REAL ESTATE	-	-	25.00%	25.00%	4/24/2015
TEIN CENTRO TECNOLOGICO DEL PLASTICO, S.L.	ACQUISITION	SERVICES	-	-	40.00%	40.00%	4/24/2015
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	ACQUISITION	INSURANCES SERVICES	-	-	49.99%	49.99%	4/24/2015
PROVIURE CZF, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
EURO LENDERT, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
OCYCANDEY 2006, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	50.00%	50.00%	4/24/2015
INICIATIVAS EOLICAS CASTELLANAS, S.A.	ACQUISITION	INDUSTRIAL	-	-	97.50%	97.50%	4/24/2015
UNION SANYRES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SANIDAD Y RESIDENCIAS 21, S.A.	ACQUISITION	SERVICES	-	-	40.73%	40.73%	4/24/2015
PARC EOLIC COLL DEL MORO, S.L.	ACQUISITION	INDUSTRIAL	-	-	100.00%	100.00%	4/24/2015
PARC EOLIC DE TORRE MADRINA, S.L.	ACQUISITION	INDUSTRIAL	-	-	100.00%	100.00%	4/24/2015
PARC EOLIC DE VILALBA DELS ARCS, S.L.	ACQUISITION	INDUSTRIAL	-	-	100.00%	100.00%	4/24/2015

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of voting rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
VERTIX PROCAM PATRIMONIAL, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CAPASATUS, S.L	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
SARDENYA CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
TAGE CENTRE PROMOCIONS IMMOBILIARIES, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
FACTOR HABAST, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
CRUILLA CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	49.04%	49.04%	4/24/2015
HARMONIA BADALONA, S.L.	ACQUISITION	REAL ESTATE	-	-	45.00%	45.00%	4/24/2015
IMMOCENTRE 3000, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
VISOREN CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
KUARS CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
SENDERAN GESTION DE ACTIVOS, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
EUROESPAI 2000, S.L.	ACQUISITION	REAL ESTATE	-	-	35.00%	35.00%	4/24/2015
L’ERA DE VIC, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
OLESA BLAVA, S.L.	ACQUISITION	REAL ESTATE	-	-	29.07%	29.07%	4/24/2015
AMBIT D’EQUIPAMENTS, S.A.	ACQUISITION	REAL ESTATE	-	-	35.00%	35.00%	4/24/2015
HARMONIA PLA DE PONENT, S.L.	ACQUISITION	REAL ESTATE	-	-	22.33%	22.33%	4/24/2015
IMPULS LLOGUER, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE CZF PARC D’HABITATGES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NAVIERA ELECTRA, AIE	ACQUISITION	SERVICES	-	-	19.50%	40.50%	4/24/2015
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	DILUTION EFFECT	REAL ESTATE	-	-	3.09%	50.00%	4/30/2015
METROVACESA, S.A.	CAPITAL INCREASE	REAL ESTATE	159	-	1.11%	19.42%	5/1/2015
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	FOUNDING	REAL ESTATE	12	-	50.00%	50.00%	6/19/2015
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742	DILUTION EFFECT	REAL ESTATE	-	-	0.06%	33.78%	7/31/2015
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	ACQUISITION	FINANCIAL SERVICES	6	-	28.50%	28.50%	9/30/2015
INNOVA 31, S.C.R., S.A.	DILUTION EFFECT	FINANCIAL SERVICES	-	-	2.04%	27.04%	10/30/2015
REDBANC, S.A.(URUGUAY)	ACQUISITION	FINANCIAL SERVICES	-	-	5.00%	25.00%	12/23/2015
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	FOUNDING	BANKING	23	-	30.00%	30.00%	12/31/2015
AGRUPACION DE LA MEDIACION ASEGURADORA DE ENTIDADES FINANCIERAS A.I.E.	ACQUISITION	SERVICES	-	-	12.50%	25.00%	12/31/2015

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
ALMAGRARIO, S.A.	DISPOSAL	SERVICES	7	35.38%	-	4/30/2015
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742	DILUTION EFFECT	REAL ESTATE	-	0.42%	0.33	4/30/2015
DESARROLLOS CATALANES DEL VIENTO, S.L.	DISPOSAL	INVESTMENT COMPANY	1	40.00%	-	5/18/2015
PARC EOLIC COLL DEL MORO, S.L.	DISPOSAL	INDUSTRY	-	100.00%	-	5/18/2015
PARC EOLIC DE TORRE MADRINA, S.L.	DISPOSAL	INDUSTRY	-	100.00%	-	5/18/2015
PARC EOLIC DE VILALBA DELS ARCS, S.L.	DISPOSAL	INDUSTRY	-	100.00%	-	5/18/2015
SBD CEAR, S.L.	DISPOSAL	REAL ESTATE	-	50.00%	-	5/28/2015
OSONA CIPSA, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	6/10/2015
PARQUE EOLICO LOS PEDREROS, S.L.	DISPOSAL	INDUSTRY	-	40.00%	-	6/25/2015
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	LIQUIDATION	SERVICES	-	31.00%	-	6/30/2015
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)	DISPOSAL	SERVICES	(1)	66.67%	-	7/15/2015
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	DISPOSAL	FINANCIAL SERVICES	1	1.61%	20.00%	7/31/2015
OCCIDENTAL HOTELES MANAGEMENT, S.L.	DISPOSAL	SERVICES	-	57.54%	-	7/31/2015
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	DISPOSAL	INVESTMENT COMPANY	44	29.68%	-	8/27/2015
OLESA BLAVA, S.L.	LIQUIDATION	REAL ESTATE	-	29.07%	-	10/30/2015
FRIGEL, S.L	DISPOSAL	SERVICES	-	17.99%	-	11/19/2015
CENTROS RESIDENCIALES SANYRES SUR, S.L.	MERGER	REAL ESTATE	-	100.00%	-	11/30/2015
ALZAMBRA SANYRES, S.L.	MERGER	REAL ESTATE	-	100.00%	-	11/30/2015
PROMAR 21, S.L.	MERGER	REAL ESTATE	-	100.00%	-	11/30/2015
SANIDAD Y RESIDENCIAS 21, S.A.	MERGER	SERVICES	-	100.00%	-	11/30/2015
NAVIERA ELECTRA, AIE	LIQUIDATION	SERVICES	-	40.50%	-	12/2/2015
OCYCANDEY 2006, S.L.	DISPOSAL	INVESTMENT COMPANY	1	50.00%	-	12/22/2015
INICIATIVAS EOLICAS CASTELLANAS, S.A.	DISPOSAL	INDUSTRY	1	97.50%	-	12/22/2015
LAS PEDRAZAS GOLF, S.L.	LIQUIDATION	REAL ESTATE	(1)	50.00%	-	12/29/2015
PROMOCIONS TERRES CAVADES, S.A.	DILUTION EFFECT	REAL ESTATE	-	0.28%	0.39	12/31/2015

Changes in other Companies quoted recognize as Available-For-Sale

			% of voting rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction
GENERAL DE ALQUILER DE MAQUINARIA, S.A.	SHAREHOLDERS AGREEMENT	SERVICES	5.69%	5.69%	8/7/2015

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2015

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50	-	50
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1	54	55
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48	-	48
PRO-SALUD, C.A.	NO ACTIVITY	-	59	59
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60	60
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68	68
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68	68
TEXTIL TEXTURA, S.L.	COMMERCIAL	-	69	69
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	IN LIQUIDATION	45	-	45
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	76	76
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60	-	60
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51	51
FORUM COMERCIALIZADORA DEL PERU, S.A.	SERVICES	-	84	84
FORUM DISTRIBUIDORA DEL PERU, S.A.	FINANCIAL SERVICES	-	84	84
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	FINANCIAL SERVICES	-	84	84
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65	65
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65	65
CATALONIA GEBIRA, S.L.	REAL ESTATE	-	82	82
ECOARENYS, S.L.	REAL ESTATE	-	50	50
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35	35
TURKIYE GARANTI BANKASI A.S	BANKING	40	-	40
GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	85	85
FODECOR, S.L.	REAL ESTATE	-	60	60
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	SERVICES	-	50	50
PROCAMVASA, S.A.	REAL ESTATE	-	51	51
JALE PROCAM, S.L.	REAL ESTATE	-	50	50
VOLJA LUX, SARL	INVESTMENT COMPANY	-	72	72
HABITAT ZENTRUM, S.L.	REAL ESTATE	-	50	50
CX PROPIETAT, FII	REAL ESTATE INVESTMENT COMPANY	-	68	68
VOLJA PLUS SL	INVESTMENT COMPANY	19	57	75

APPENDIX V	BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2015
TDA 13 MIXTO FTA	CATALUNYA BANC SA	12/1/2000	90	8
HIPOCAT 5 FTA	CATALUNYA BANC SA	10/1/2002	696	100
HIPOCAT 6 FTA	CATALUNYA BANC SA	7/1/2003	850	161
TDA 19 FTA	CATALUNYA BANC SA	3/1/2004	200	41
HIPOCAT 7 FTA	CATALUNYA BANC SA	6/1/2004	1,400	336
TDA 23 FTA	CATALUNYA BANC SA	3/1/2005	300	92
HIPOCAT 8 FTA	CATALUNYA BANC SA	5/1/2005	1,500	413
HIPOCAT 9 FTA	CATALUNYA BANC SA	11/1/2005	1,000	316
HIPOCAT 10 FTA	CATALUNYA BANC SA	7/1/2006	1,500	475
GAT FTGENCAT 2006 FTA	CATALUNYA BANC SA	9/1/2006	441	36
HIPOCAT 11 FTA	CATALUNYA BANC SA	3/1/2007	1,600	484
GAT FTGENCAT 2007 FTA	CATALUNYA BANC SA	11/1/2007	397	57
TDA TARRAGONA 1 FTA	CATALUNYA BANC SA	12/1/2007	397	162
GC FTGENCAT TARRAGONA 1 FTA	CATALUNYA BANC SA	6/1/2008	283	78
GAT FTGENCAT 2008 FTA	CATALUNYA BANC SA	8/1/2008	400	61
GAT ICO-FTVPO I, FTH	CATALUNYA BANC SA	6/1/2009	271	144
FTA 2015 FONDO DE TITULIZACIÓN DE ACTIVOS	CATALUNYA BANC SA	4/1/2015	5,673	5,153
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	3/1/2004	100	20
TDA 20-MIXTO, FTA	BBVA, S.A.	6/1/2004	100	23
FTA TDA-22 MIXTO	BBVA, S.A.	12/1/2004	112	35
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	6/1/2005	100	28
FTA IM TERRASSA MBS-1	BBVA, S.A.	7/1/2006	525	103
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	10/1/2006	1,450	51
BBVA-5 FTPYME FTA	BBVA, S.A.	11/1/2006	1,900	46
FTA TDA-27	BBVA, S.A.	12/1/2006	275	121
BBVA RMBS 1 FTA	BBVA, S.A.	2/1/2007	2,500	1,298
BBVA RMBS 2 FTA	BBVA, S.A.	3/1/2007	5,000	2,466
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	4/1/2007	800	12
BBVA LEASING 1 FTA	BBVA, S.A.	6/1/2007	2,500	141
BBVA-6 FTPYME FTA	BBVA, S.A.	6/1/2007	1,500	66
BBVA RMBS 3 FTA	BBVA, S.A.	7/1/2007	3,000	1,727
FTA TDA-28	BBVA, S.A.	7/1/2007	250	123
FTA GAT FTGENCAT 2007	BBVA, S.A.	11/1/2007	225	32
BBVA RMBS 5 FTA	BBVA, S.A.	5/1/2008	5,000	2,864
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A.	7/1/2008	300	119
BBVA-8 FTPYME FTA	BBVA, S.A.	7/1/2008	1,100	84
FTA GAT FTGENCAT 2008	BBVA, S.A.	8/1/2008	350	44
BBVA RMBS 9 FTA	BBVA, S.A.	4/1/2010	1,295	998
BBVA EMPRESAS 4 FTA	BBVA, S.A.	7/1/2010	1,700	197
BBVA RMBS 10 FTA	BBVA, S.A.	6/1/2011	1,600	1,354
BBVA RMBS 11 FTA	BBVA, S.A.	6/1/2012	1,400	1,197
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A.	3/1/2013	848	375
BBVA RMBS 12 FTA	BBVA, S.A.	12/1/2013	4,350	3,913
BBVA RMBS 13 FTA	BBVA, S.A.	7/1/2014	4,100	3,801
BBVA CONSUMO 6 FTA	BBVA, S.A.	10/1/2014	299	267
BBVA RMBS 14 FTA	BBVA, S.A.	11/1/2014	700	617
BBVA RMBS 15 FTA	BBVA, S.A.	5/1/2015	4,000	3,865
BBVA CONSUMO 7 FTA	BBVA, S.A.	7/1/2015	1,450	1,412
BBVA PYME 10 FT	BBVA, S.A.	12/1/2015	780,003	-
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/1/2008	41	-
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	3/1/2009	22	-
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	5/1/2009	14	-
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	8/1/2009	23	-
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	8/1/2012	62	19
BACOMCB 07	BBVA BANCOMER, S.A.,INSTIT. BANCA	12/1/2007	140	3
BACOMCB 08	BBVA BANCOMER, S.A.,INSTIT. BANCA	3/1/2008	61	6
BACOMCB 08-2U	BBVA BANCOMER, S.A.,INSTIT. BANCA	8/1/2008	301	48
BACOMCB 08-2	BBVA BANCOMER, S.A.,INSTIT. BANCA	12/1/2008	308	67
BMERCB 13	BBVA BANCOMER, S.A.,INSTIT. BANCA	6/1/2013	573	446
Instrumentos de Titulización Hip- Junior	BANCO CONTINENTAL, S.A.	12/1/2007	23	2
2 PS Interamericana	BBVA CHILE S.A.	10/1/2004	9	3
2 PS Interamericana	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S	10/1/2004	19	6

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of Diciembre 31, 2015
FTA TDA13	BBVA, S.A.	01-dic-00	84	7
FTA TDA-18 MIXTO	BBVA, S.A.	01-nov-03	91	17
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S	01-sep-01	7	4

APPENDIX VI	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2015, 2014 and 2013.

Outstanding as of December 31, 2015 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2015	December 2014	December 2013	Prevailing Interest Rate at 2015	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	12/22/2016
October-04	EUR	-	-	628	-	10/20/2019
February-07	EUR	255	253	255	4.50%	2/16/2022
March-08	EUR	125	125	125	6.03%	3/3/2033
July-08	EUR	100	100	100	6.20%	7/4/2023
February-14	EUR	1,500	1,500	-	7.00%	Perpetual
February-15	EUR	1,500	-	-	6.75%	Perpetual
Various	EUR	283	315	292
Subtotal	EUR	3,789	2,320	1,427
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	-	58	59	-	10/16/2015
October-01	EUR	10	10	10	6.08%	10/10/2016
October-01	EUR	46	46	45	0.55%	10/15/2016
November-01	EUR	53	53	53	0.63%	11/2/2016
December-01	EUR	56	56	56	0.57%	12/20/2016
Subtotal	EUR	165	223	223
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	99	96	99	0.75%	10/13/2020
October-05	EUR	-	-	26	-	10/20/2017
April-07	EUR	68	66	68	0.59%	4/4/2022
May-08	EUR	50	50	50	3.00%	5/19/2023
July-08	EUR	20	20	20	6.11%	7/22/2018
April-14	EUR	1,500	1,485	-	3.50%	4/11/2024
Subtotal	EUR	1,737	1,717	263
GARANTI BANK SA	-
February-09	EUR	50	-	-	3.53%	3/31/2021
Subtotal	EUR	50	-	-
Others		1	-	-
Subtotal			-	-
Total issued in Euros		5,742	4,260	1,913
(*) The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD., are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2015 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2015	December 2014	December 2013	Prevailing Interest Rate at 2015	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,378	1,235	1,088	9.00%	Perpetual
Subtotal	USD	1,378	1,235	1,088
BBVA GLOBAL FINANCE, LTD. (*)	-
December-95	USD	183	165	146	7.00%	12/1/2025
Subtotal	USD	183	165	146
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various	CLP	558	578	574		Various
Subtotal	CLP	558	578	574
BBVA BANCOMER, S.A. de C.V.
May-07	USD	456	413	362	6.01%	5/17/2022
April-10	USD	912	825	724	7.25%	4/22/2020
March-11	USD	1,140	1,031	905	6.50%	3/10/2021
July-12	USD	912	825	724	6.75%	9/30/2022
September-12	USD	456	413	362	6.75%	9/30/2022
November-14	USD	182	165	-	5.35%	11/12/2029
Subtotal	USD	4,058	3,672	3,077
September-06	MXN	-	-	138	-	-
October-08	MXN	-	-	-	-	-
December-08	MXN	-	160	158	-	-
June-09	MXN	-	-	151	-	-
Subtotal	MXN	-	160	447
BBVA SUBORDINATED CAPITAL, S.A.U.
March-07	GBP	-	-	20
Subtotal	GBP	-	-	20	-	-
BBVA URUGUAY
December-14	USD	14	12	-	4.66%	12/16/2024
Subtotal	USD	14	12	-	-
BBVA PARAGUAY
November-14	USD	18	16	-	6.75%	11/5/2021
November-15	USD	23	-	-	6.70%	11/22/2022
Subtotal	USD	42	16	-	0.00%
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	46	41	36	3.13%	3/17/2034
Subtotal	USD	46	41	36	0.00%
(*) The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2015 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2015	December 2014	December 2013	Prevailing Interest Rate at 2015	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	14	12	11	3.32%	9/30/2033
Subtotal	USD	14	12	11
STATE NATIONAL STATUTORY TRUST II	-	-	-	-
March-04	USD	9	8	7	3.07%	3/17/2034
Subtotal	USD	9	8	7
TEXASBANC CAPITAL TRUST I
June-04	USD	23	21	18	2.88%	7/23/2034
Subtotal	USD	23	21	18
COMPASS BANK
March-05	USD	204	182	159	5.50%	4/1/2020
March-06	USD	63	56	49	5.90%	4/1/2026
September-07	USD	321	288	253	6.40%	10/1/2017
April-15	USD	633	-	-	3.88%	4/10/2025
Subtotal	USD	1,221	526	461
BBVA COLOMBIA, S.A.
September-11	COP	58	36	40	10.69%	9/19/2021
September-11	COP	48	54	59	10.93%	9/19/2026
September-11	COP	45	35	38	10.52%	9/19/2018
February-13	COP	30	69	75	9.85%	2/19/2023
February-13	COP	31	57	62	10.14%	2/19/2028
November-14	COP	26	55	-	10.74%	11/26/2034
November-14	COP	47	31	-	10.62%	11/26/2029
Subtotal	COP	285	337	274
April-15	USD	366	-	-	4.88%	4/21/2025
Subtotal	USD	366	337	274
BANCO CONTINENTAL, S.A.
December-06	USD	28	25	22	2.88%	2/15/2017
May-07	USD	18	17	14	6.00%	5/14/2027
September-07	USD	18	16	14	1.69%	9/24/2017
February-08	USD	18	17	14	6.47%	2/28/2028
June-08	USD	-	25	22	2.97%	6/15/2018
November-08	USD	-	17	14	3.83%	2/15/2019
October-10	USD	184	165	145	7.38%	10/7/2040
October-13	USD	41	37	33	6.53%	10/8/2028
September-14	USD	274	246	-	5.25%	9/22/2029
Subtotal	USD	582	565	278
May-07	PEN	11	11	10	5.85%	5/7/2022
June-07	PEN	20	19	18	3.47%	6/18/2032
November-07	PEN	18	17	16	3.56%	11/19/2032
July-08	PEN	15	15	14	3.05%	7/8/2023
September-08	PEN	17	16	15	3.09%	9/9/2023
December-08	PEN	10	10	9	4.19%	12/15/2033
Subtotal	PEN	90	88	82
Others
Subtotal	-	-	-	20
Total issues in foreign currencies (Millions of Euros)		8,868	7,436	6,519

Outstanding as of December 31, 2015 of preferred issues
	December 2015		December 2014		December 2013
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA (*)
December 2007	EUR	14	EUR	14	EUR	14
BBVA International, Ltd.
December 2002	-	-	EUR	9	EUR	9
BBVA Capital Finance, S.A.U.
December 2003	-	-	EUR	350	EUR	350
July 2004	-	-	EUR	500	EUR	500
December 2004	-	-	EUR	1,125	EUR	1,125
December 2008	-	-	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September 2005	EUR	86	EUR	85	EUR	85
September 2006	EUR	164	EUR	164	EUR	164
Abril 2007	USD	551	USD	600	USD	600
July 2007	GBP	43	GBP	31	GBP	31
Octuber 2009	-	-	EUR	645	EUR	645
Octuber 2009	-	-	GBP	251	GBP	251
Phoenix Loan Holdings Inc.
November 2000	USD	22	USD	21	USD	25
Caixa Terrasa Societat de Participacion
August 2005	EUR	75	EUR	75	EUR	75
Caixasabadell Preferents, S.A.
December 2004	-	-	EUR	1	EUR	1
July 2006	EUR	90	EUR	90	EUR	90
Others	-	1	-	-	-	-

(*) Issued by Unnim Banc, S.A. Following the merge with BBVA, S.A. in 2014 and 2013 it is included in BBVA, S.A..

APPENDIX VII         Consolidated balance sheets held in foreign currency as of December 31, 2015, 2014 and 2013

	Millions of Euros
December 2015	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	18,636	6,254	724	5,987	31,601
Financial assets held for trading	6,449	16,581	374	3,006	26,410
Available-for-sale financial assets	22,573	10,465	9,691	6,724	49,454
Loans and receivables	105,520	45,689	32,411	42,227	225,848
Investments in entities accounted for using the equity method	216	241	-	40	498
Tangible assets	781	2,406	1,348	762	5,296
Other assets	2,018	5,054	2,542	3,817	13,431
Total	156,193	86,690	47,091	62,564	352,538
Liabilities-
Financial liabilities held for trading	5,010	5,303	513	1,925	12,750
Financial liabilities at amortised cost	152,383	60,800	30,267	50,004	293,455
Other liabilities	2,001	9,038	1,458	2,132	14,629
Total	159,394	75,141	32,238	54,061	320,834

	Millions of Euros
December 2014	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	8,331	5,892	9,138	23,361
Financial assets held for trading	5,727	16,745	4,073	26,545
Available-for-sale financial assets	13,590	11,623	9,565	34,779
Loans and receivables	76,510	40,744	50,182	167,435
Investments in entities accounted for using the equity method	5	227	3,700	3,931
Tangible assets	726	1,894	1,076	3,696
Other assets	3,874	3,861	3,934	11,669
Total	108,762	80,985	81,668	271,415
Liabilities -
Financial liabilities held for trading	3,828	5,776	1,907	11,511
Financial liabilities at amortised cost	106,582	57,856	61,404	225,841
Other liabilities	1,612	8,620	2,657	12,889
Total	112,021	72,252	65,968	250,241

	Millions of Euros
December 2013	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	6,786	6,097	10,446	23,330
Financial assets held for trading	2,592	15,465	3,979	22,036
Available-for-sale financial assets	8,588	9,344	7,529	25,461
Loans and receivables	61,846	36,110	46,201	144,157
Investments in entities accounted for using the equity method	5	189	4,197	4,391
Tangible assets	673	1,457	958	3,087
Other assets	2,433	4,544	3,501	10,478
Total	82,924	73,206	76,810	232,940
Liabilities -
Financial liabilities held for trading	1,450	4,400	1,100	6,950
Financial liabilities at amortised cost	85,756	51,036	58,267	195,059
Other liabilities	(64)	8,131	2,586	10,653
Total	87,142	63,567	61,953	212,662

APPENDIX VIII	Aditional disclosure required by the Regulation S-X

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

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
	Millions of Euros

ASSETS
Cash and due from banks	12,938	9,921	8,336
Interest bearing deposits in other banks	51,593	37,920	42,481
Securities purchased under agreements to resell	16,609	17,261	11,397
Trading securities	80,637	86,018	74,525
Investment securities	113,426	94,875	77,774
Net Loans & Leases	419,971	338,704	323,634
Loans and leases net of unearned income	438,642	352,925	338,588
Less: Allowance for loan losses	(18,671)	(14,221)	(14,954)
Hedging Derivatives	3,583	2,672	2,629
Premises and equipment, net	9,944	7,820	7,534
Investments in affiliated companies	879	4,509	4,742
Intangible assets	3,464	1,673	1,691
Goodwill in consolidation	6,811	5,697	5,069
Accrual Accounts	804	706	643
Other assets	29,421	24,166	22,183

Total assets	750,078	631,942	582,636

LIABILITIES AND EQUITY

Liabilities
Demand Deposits	148,656	130,552	112,786
Saving deposits	84,771	67,670	56,473
Time deposits	199,214	137,265	136,349
Due to Bank of Spain	15,276	6,410	15,361
Trading account liabilities	55,203	56,798	45,648
Hedging derivatives	3,084	2,331	1,792
Short term borrowings	65,598	64,677	60,038
Long-term debt	83,107	80,761	79,941
Taxes payable	4,721	4,157	2,530
Accounts payable	12,141	7,288	5,861
Accrual accounts	2,609	2,370	2,199
Pension allowance	6,299	5,970	5,512
Other provisions	2,553	1,474	1,341
Others liabilities	11,407	12,609	12,095

Total liabilities	694,638	580,333	537,927

Shareholder´s equity
Common stocks	3,120	3,024	2,835
Additional paid-in capital	23,992	23,992	22,111
Dividends	(1,352)	(841)	(765)
Other capital instruments	(309)	(350)	(66)
Retained earnings	21,839	23,273	18,223

Total Shareholder´s equity	47,290	49,098	42,338

Non-controlling interest	8,149	2,511	2,371

Total Equity	55,439	51,609	44,709

Total liabilities and equity	750,078	631,942	582,636

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
	Millions of Euros
Interest Income
Interest and fees on loans and leases	19,756	18,144	18,593
Interest on deposits in other banks	1,150	1,058	1,358
Interest on securities purchased under agreements to resell	112	99	159
Interest on investment securities	4,120	3,991	3,627

Total interest income	25,139	23,291	23,738

Interest Expense
Interest on deposits	(6,172)	(5,785)	(6,042)
Interest on Bank of Spain & Deposit Guarantee Fund	(19)	(27)	(128)
Interest on short-term borrowings	(797)	(877)	(1,012)
Interest on long term debt	(1,212)	(1,144)	(1,835)

Total interest expense	(8,200)	(7,833)	(9,016)

NET INTEREST INCOME	16,939	15,457	14,722

Provision for loan losses	(4,248)	(4,304)	(5,577)

Net Interest Income after provison for loan losses	12,691	11,153	9,145

Non-interest income
Contingent liablillities (collected)	360	297	316
Collection and payments services (collected)	3,629	3,119	3,095
Securities services (collected)	1,283	1,176	1,142
Other transactions (collected)	1,068	938	925
Ceded to other entities and correspondents (paid)	(1,300)	(1,004)	(869)
Other transactions (paid)	(359)	(299)	(314)
Gains (losses) from:
Affiliated companies securities	(2,039)	371	(1,822)
Investment securities	1,385	1,364	1,010
Foreign exchange, derivatives and other ,net	645	734	1,466
Other gains (losses)	5,880	4,241	5,291

Total non-interest income	10,552	10,937	10,239

Non-interest expense
Salaries and employee benefits	(6,273)	(5,410)	(5,588)
Occupancy expense of premises, depreciation and maintenance, net	(2,302)	(2,061)	(2,018)
General and administrative expenses	(3,533)	(3,088)	(3,190)
Impairment of goodwill	-	-	(5)
Net provision for specific allowances	(731)	(1,142)	(609)
Other expenses	(5,800)	(6,409)	(6,814)

Total non-interest expense	(18,639)	(18,110)	(18,224)

Income Before Taxes	4,603	3,980	1,160

Income Tax expense	(1,274)	(898)	(46)

Income or loss from continuing operations	3,328	3,082	1,114

Discontinued operations	-	-	1,866

NET INCOME	3,328	3,082	2,981

Net income attributed to the non-controlling interests	(686)	(464)	(753)

NET INCOME ATTRIBUTED TO PARENT COMPANY	2,642	2,618	2,228

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

●

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

●

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

APPENDIX IX	Information on data derived from the special accounting registry

Information required pursuant to Circular 5/2011 of the Bank of Spain is indicated as follows.

a) Mortgage market policies and procedures

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable regulations.

The mortgage origination policy is based in principles focused on assessing the adequate ratio between the amount of the loan, and the payments, and the income of the applicant. Applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for both the mortgage debt and for other debts detected in the financial system, and even those from an estimate of their current expenses deduced from socio-demographic information. Therefore, the applicant’s repayment ability is a key aspect within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision.

During the mortgage risk transaction analysis process, documentation supporting the applicant’s income (payroll, etc.) is required, and the applicant’s position in the financial system is checked through automated database queries (internal and external). This information is used for calculation purposes in order to determine the level of indebtedness/compliance with the remainder of the system. This documentation is kept in the transaction’s file.

In addition, the mortgage origination policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. If an appropriate level is not exceeded, additional collateral is required to reinforce the transaction’s hedging. The policy also establishes that the property to be mortgaged be appraised by an independent appraisal company as established by Circular 3/2010. BBVA selects those companies whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each region. Each appraisal is reviewed and checked before the loan is granted by BBVA staff and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

As for issues related to the mortgage market, the Group’s Finance Division annually defines the wholesale finance issue strategy, and more specifically mortgage bond issues, such as mortgage covered bonds or mortgage securitization. The Assets and Liabilities Committee (“ALCO”) tracks the budget monthly. The volume and type of assets in these transactions is determined in accordance with the wholesale finance plan, the trend of the Bank’s “Loans and receivables” outstanding balances and market conditions.

The Board of Directors of the Bank authorizes each of the issues of Mortgage Transfer Certificate and/or Mortgage Participation issued by BBVA to securitize loans and mortgage loans, as well as the establishment of a Base Prospectus for the issue of fixed-income securities through which the mortgage-covered bonds are implemented, based on the agreements for the issue of fixed-income securities approved by the Annual General Meeting.

As established in article 24 of Royal Decree 716/2009, the volume of outstanding mortgage-covered bonds issued by a bank may not exceed 80% of a calculation base determined by adding the outstanding principal of all the loans and mortgage loans in the bank’s portfolio that are eligible and are not covered by the issue of Mortgage Bonds, Mortgage Participations or Mortgage Transfer Certificates. For these purposes, in accordance with the aforementioned Royal Decree 716/2009, in order to be eligible, loans and mortgage loans must: (i) be secured by a first mortgage on the freehold; (ii) the loan’s amount may not exceed 80% of the appraisal value for home mortgages, and 60% for other mortgage lending; (iii) be established on assets exclusively and wholly owned by the mortgagor; (iv) have been appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; and (v) the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has set up a series of controls for mortgage covered bonds, which regularly control the total volume of issued mortgage covered bonds issued and the remaining eligible collateral, to avoid exceeding the maximum limit set by Royal Decree 716/2009, and outlined in the preceding paragraph. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There is also a series of filters through which some mortgage loans and credits are excluded in accordance with legal, commercial and risk concentration criteria.

b) Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 5/2011 is shown below.

b.1) Assets operation

	Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market.		2015	2014
Nominal value of outstanding loans and mortgage loans	(A)	98,555	104,217
Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(25,650)	(24,390)
Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	72,905	79,827
Of which:
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	40,373	42,920
Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any issuance of mortgage bonds.	(D)	(2,213)	(2,738)
Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage bonds	(C)-(D)	38,160	40,182
Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E )	30,528	32,145
Issued mortgage-covered bonds	(F)	28,362	29,958
Outstanding mortgage-covered		25,220	27,210
Capacity to issue mortgage-covered bonds (*)	(E)-(F)	2,166	2,187
Memorandum items:
Percentage of overcollateralization across the portfolio		257%	266%
Percentage of overcollateralization across the eligible used portfolio		135%	134%

Nominal value of available sums (committed and unused) from all loans and mortgage loans.		1,999	1,900
Of which:
Potentially eligible		1,361	1,322
Ineligible		638	578
Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest of the eligibility requirements indicated in Article 4 of the Royal Decree.		25,350	30,810

Nominal value of the replacement assets subject to the issue of mortgage-covered bonds.		-	-

	Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market.		2015	2014
Total loans	(1)	98,555	104,217
Issued mortgage participations	(2)	-	3
Of which: recognized on the balance sheet
Issued mortgage transfer certificates	(3)	25,650	24,387
Of which: recognized on the balance sheet		25,612	24,345
Mortgage loans as collateral of mortgages bonds	(4)
Loans supporting the issuance of mortgage-covered bonds	1-2-3-4	72,905	79,827
Non elegible loans		32,532	36,907
Comply requirements to be elegible except the limit provided for under the article 5.1 of the Spanish Royal Decree 716/2009		25,350	30,810
Rest		7,182	6,097
Elegible loans		40,373	42,920
That can not be used as collateral for issuances		2,213	2,738
That can be used as collateral for issuances		38,160	40,182
Loans used to collateralize mortgage bonds		-	-
Loans used to collateralize mortgage-covered bonds		38,160	40,182

			Millions of Euros
		2015			2014
Mortgage loans. Classification of the nominal values according to different characteristics	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)
TOTAL	72,905	40,373	38,160	79,827	42,920	40,182
By source of the operations
Originated by the bank	64,852	34,629	32,477	69,794	35,600	32,945
Subrogated by other institutions	554	459	457	928	703	698
Rest	7,499	5,285	5,226	9,105	6,617	6,539
By Currency
In euros	72,331	40,013	37,811	79,462	42,920	40,182
In foreign currency	574	360	349	365	-	-
By payment situation
Normal payment	56,192	34,987	34,330	59,012	35,268	34,509
Other situations	16,713	5,386	3,830	20,815	7,652	5,673
By residual maturity
Up to 10 years	18,457	11,536	10,402	18,434	10,733	9,377
10 to 20 years	24,926	17,896	17,317	24,768	17,939	17,276
20 to 30 years	18,399	8,379	7,963	23,027	10,619	10,030
Over 30 years	11,123	2,562	2,478	13,598	3,629	3,499
By Interest Rate
Fixed rate	3,169	944	759	3,211	863	687
Floating rate	69,736	39,429	37,401	76,616	42,057	39,495
Mixed rate	-	-	-	-	-	-
By Target of Operations
For business activity	20,741	7,690	5,912	22,483	7,232	5,065
From wich: public housing	8,623	2,072	768	10,421	2,519	875
For households	52,164	32,683	32,248	57,344	35,688	35,117
By type of guarantee
Secured by completed assets/buildings	66,807	39,203	37,461	72,770	41,565	39,471
Residential use	56,563	34,269	33,066	63,083	37,547	36,038
From wich: public housing	5,607	3,354	3,104	6,253	3,845	3,536
Commercial	9,645	4,574	4,046	9,687	4,018	3,433
Other	599	360	349	-	-	-
Secured by assets/buildings under construction	2,125	367	277	2,350	380	262
Residential use	1,642	235	158	1,888	261	163
From wich: public housing	84	5	4	100	7	3
Commercial	483	132	119	462	119	99
Other	-	-	-	-	-	-
Secured by land	3,973	803	422	4,707	975	449
Urban	1,590	334	105	2,021	442	135
Non-urban	2,383	469	317	2,686	533	314

(*)	Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

(**)	Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
	Loan to Value (Last available appraisal risk)
2015 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	9,364	12,730	12,690	-	34,784
Other mortgages	2,657	2,932			5,589
Total	12,021	15,662	12,690	-	40,373

	Millions of Euros
	Loan to Value (Last available appraisal risk)
December 2014 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	9,518	13,848	14,617	-	37,983
Other mortgages	2,454	2,483			4,937
Total	11,972	16,331	14,617	-	42,920

	Millions of Euros
	2015		2014
Elegible and non elegible mortgage loans. Changes of the nominal values in the period	Elegibles (*)	Non elegible	Elegibles (*)	Non elegible
Balance at the begining	42,920	36,907	58,742	28,669
Retirements	5,772	9,218	17,832	5,901
Held-to-maturity cancellations	4,175	2,487	5,055	3,231
Anticipated cancellations	1,236	2,268	335	603
Subrogations to other institutions	23	20	7	3
Rest	338	4,443	12,435	2,064
Additions	3,225	4,843	2,010	14,139
Originated by the bank	2,529	3,794	1,819	3,382
Subrogations to other institutions	14	12	5	3
Rest	682	1,037	186	10,754
Balance at the end	40,373	32,532	42,920	36,907

  (*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
Mortgage loans supporting the issuance of mortgage-covered bonds Nominal value.	2015	2014
Potentially eligible	1,361	1,322
Ineligible	638	578
Total	1,999	1,900

b.2) Liabilities operations

		Millions of euros
	2015		2014
Issued Mortgage Bonds	Nominal value	Average residual maturity	Nominal value	Average residual maturity
Mortgage bonds	-		-
Mortgage-covered bonds	28,362		29,958
Of which: Non recognized as liabilities on balance	3,142		2,748
	25,220		27,210

Debt securities issued through public offer	21,523		22,620
Residual maturity up to 1 year	4,500		3,598
Residual maturity over 1 year and less than 2 years	6,772		4,500
Residual maturity over 2 years and less than 3 years	-		6,772
Residual maturity over 3 years and less than 5 years	2,051		-
Residual maturity over 5 years and less than 10 years	8,000		5,550
Residual maturity over 10 years	200		2,200
Debt securities issued without public offer	2,765		2,272
Residual maturity up to 1 year	-		-
Residual maturity over 1 year and less than 2 years	150		-
Residual maturity over 2 years and less than 3 years	-		150
Residual maturity over 3 years and less than 5 years	-		-
Residual maturity over 5 years and less than 10 years	2,500		2,000
Residual maturity over 10 years	115		122
Deposits	4,074		5,066
Residual maturity up to 1 year	1,064		993
Residual maturity over 1 year and less than 2 years	460		1,064
Residual maturity over 2 years and less than 3 years	639		460
Residual maturity over 3 years and less than 5 years	422		815
Residual maturity over 5 years and less than 10 years	849		843
Residual maturity over 10 years	640		891
Mortgage participations	-	-	-	-
Issued through public offer	-	-	-	-
Issued without public offer	-	-	-	-
Mortgage transfer certificates	25,612	293	24,345	289
Issued through public offer	25,612	293	24,345	289
Issued without public offer	-	-	-	-

Given the characteristics of the type of covered bonds issued by the Bank, there is no substituting collateral related to these issues.

The Bank does not hold any derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

APPENDIX X      Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a) Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2015, 2014 and 2013 is as follows:

	DECEMBER 2015 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	47	65	18	709	35	18
2 Other legal entities and individual entrepreneurs	5,258	2,123	1,426	547	14,917	2,557
Of which: Financing the construction and property development	1,790	787	82	51	472	156
3 Other individuals	46,362	2,645	9,783	1,000	87,763	1,358
4 Total	51,667	4,833	11,227	2,256	102,715	3,933

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	2	2	1	14	5	2	3
2 Other legal entities and individual entrepreneurs	4,492	1,510	1,179	402	11,539	1,751	584
Of which: Financing the construction and property development	498	446	129	108	108	119	159
3 Other individuals	14,250	1,434	9,883	1,632	14,509	161	201
4 Total	18,744	2,946	11,063	2,048	26,053	1,914	788

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	5	4	2	1	31	13	6
2 Other legal entities and individual entrepreneurs	10,172	4,138	6,467	4,047	17,612	2,925	5,672
Of which: Financing the construction and property development	3,466	2,105	2,077	2,346	2,318	834	2,910
3 Other individuals	31,502	2,129	12,693	2,042	80,652	772	1,454
4 Total	41,679	6,271	19,162	6,090	98,295	3,710	7,132

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	54	71	21	723	71	33	9
2 Other legal entities and individual entrepreneurs	19,922	7,771	9,072	4,996	44,068	7,233	6,256
Of which: Financing the construction and property development	5,754	3,337	2,288	2,505	2,898	1,109	3,069
3 Other individuals	92,114	6,208	32,359	4,674	182,924	2,291	1,655
4 Total	112,090	14,049	41,452	10,394	227,063	9,557	7,920

(a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

(b)	Number of operations does not include Garanti Bank

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

The table below provides a roll forward of refinanced assets as of December 31, 2015 and 2014 is as follows:

		Millions of Euros
Refinanced assets Roll forward 2015	Risk			Total
	Normal	Potential problem	Impaired	Risk	Coverage
Beginning balance	10,898	5,943	14,492	31,333	7,115
Update of estimations	(830)	(368)	1,198	-	68
Acquisitions	2,010	752	2,252	5,014	1,551
Period changes	(1,056)	580	(1,871)	(2,347)	(814)
Ending balance	11,022	6,907	16,071	34,000	7,920

		Millions of Euros
Refinanced assets Roll forward 2014	Risk			Total
	Normal	Potential problem	Impaired	Risk	Coverage
Beginning balance	9,658	6,427	14,834	30,919	6,925
Update of estimations	393	(1,844)	1,451	-	76
Period changes	847	1,359	(1,793)	414	114
Ending balance	10,898	5,943	14,492	31,333	7,115

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2015, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

(Below is a breakdown of the NPL ratio for each of the portfolios of renegotiated loans. Non-performing loans due to default are distinguished from NPL for reasons other than default as of December 31, 2015)

December 2015 NPL ratio renegotiated loan portfolio	Ratio of Impaired loans - Past due
Government agencies	2%
Commercial	56%
Of which: Construction and developer	76%
Other consumer	38%

42% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

b) Quantitative information on the concentration of risk by activity

Loans and advances to customers by activity (carrying amount)

Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,555	4,483	3,868	643	690	1,088	2,506	3,424
2 Other financial institutions	14,319	663	6,098	710	474	302	4,610	666
3 Non-financial institutions and individual entrepreneurs	184,203	47,773	24,034	20,400	14,931	11,480	12,491	12,506
3.1 Construction and property development	19,914	13,295	1,682	3,148	5,465	3,663	1,911	789
3.2 Construction of civil works	9,687	2,322	1,023	827	615	576	373	954
3.3 Other purposes	154,602	32,157	21,329	16,425	8,850	7,242	10,207	10,763
3.3.1 Large companies	96,239	11,959	15,663	6,207	4,569	4,248	5,627	6,971
3.3.2 SMEs and individual entrepreneurs	58,363	20,198	5,665	10,218	4,281	2,993	4,579	3,792
4 Rest of households and NPISHs	181,385	132,358	5,397	24,737	34,007	46,885	23,891	8,235
4.1 Housing	127,260	124,133	513	20,214	31,816	44,506	21,300	6,810
4.2 Consumption	42,211	3,627	3,738	2,311	1,156	1,398	2,118	381
4.3 Other purposes	11,914	4,599	1,146	2,212	1,035	982	472	1,043
SUBTOTAL	418,462	185,278	39,396	46,490	50,102	59,756	43,498	24,830
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,233	-	-	-	-	-	-	-
6 TOTAL	414,230	185,278	39,396	46,490	50,102	59,756	43,498	24,830
MEMORANDUM:
Forbereance operations	26,080	10,931	7,457	2,728	1,797	2,575	4,665	6,623

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,765	2,279	4,082	389	348	448	2,005	3,171
2 Other financial institutions	16,516	649	9,951	623	371	155	8,801	650
3 Non-financial institutions and individual entrepreneurs	133,577	33,185	16,878	13,780	9,955	11,390	6,826	8,112
3.1 Construction and property development	11,896	10,697	784	2,143	2,229	2,873	1,959	2,277
3.2 Construction of civil works	6,252	1,182	609	368	327	416	368	312
3.3 Other purposes	115,429	21,306	15,485	11,269	7,399	8,101	4,499	5,523
3.3.1 Large companies	75,808	8,060	11,470	4,874	3,861	5,509	2,899	2,387
3.3.2 SMEs (**) and individual entrepreneurs	39,621	13,246	4,015	6,395	3,538	2,592	1,600	3,136
4 Rest of households and NPISHs (***)	152,533	111,298	7,950	22,050	28,301	40,428	16,448	12,021
4.1 Housing	107,549	105,542	437	18,586	25,956	37,079	14,127	10,231
4.2 Consumption	28,642	2,707	5,832	2,106	1,517	2,322	1,698	896
4.3 Other purposes	16,342	3,049	1,681	1,358	828	1,027	623	894
SUBTOTAL	341,391	147,411	38,861	36,842	38,975	52,421	34,080	23,954
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,606
6 TOTAL	338,785	147,411	38,861	36,842	38,975	52,421	34,080	23,954
MEMORANDUM:
Forbereance operations	24,218	17,088	1,444	2,807	2,298	3,102	3,250	7,075

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

The information for the main geographic areas are as follows:

Millions of Euros
				Collateralized Credit Risk. Loan to value
Bancomer - December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	8,238	117	3,154	140	23	315	105	2,688
2 Other financial institutions	1,010	12	500	399	48	44	4	17
3 Non-financial institutions and individual entrepreneurs	17,299	4,152	3,778	4,934	1,067	620	336	973
3.1 Construction and property development	708	599	22	447	49	57	26	41
3.2 Construction of civil works	175	28	48	56	10	4	4	0
3.3 Other purposes	16,417	3,525	3,708	4,431	1,008	558	306	932
3.3.1 Large companies	2,906	27	543	226	6	4	41	292
3.3.2 SMEs (**) and individual entrepreneurs	13,510	3,499	3,165	4,204	1,002	553	264	640
4 Rest of households and NPISHs (***)	21,062	9,222	-	940	1,884	3,267	2,232	899
4.1 Housing	9,222	9,222	-	940	1,884	3,267	2,232	899
4.2 Consumption	11,840	-	-	-	-	-	-	-
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	47,609	13,504	7,431	6,413	3,023	4,245	2,678	4,576
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	842
6 TOTAL	46,767	-	-	-	-	-	-	-
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
BBVA Compass - December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	736	688	35	77	88	142	291	124
2 Other financial institutions	1,235	507	597	162	247	165	92	437
3 Non-financial institutions and individual entrepreneurs	29,638	11,937	12,097	4,641	6,972	5,908	2,528	3,985
3.1 Construction and property development	8,447	5,930	1,285	1,066	3,203	2,470	222	254
3.2 Construction of civil works	231	130	78	54	51	61	26	16
3.3 Other purposes	20,959	5,877	10,734	3,521	3,718	3,377	2,280	3,715
3.3.1 Large companies	19,011	4,599	10,487	3,394	3,515	3,076	2,179	2,922
3.3.2 SMEs (**) and individual entrepreneurs	1,948	1,279	248	127	204	301	101	794
4 Rest of households and NPISHs (***)	20,043	15,155	4,334	2,352	2,562	7,510	6,158	908
4.1 Housing	12,817	12,449	377	465	1,646	6,254	4,351	110
4.2 Consumption	6,634	2,693	3,398	1,883	907	1,238	1,798	264
4.3 Other purposes	592	13	560	4	9	17	9	534
SUBTOTAL	51,652	28,287	17,063	7,232	9,869	13,725	9,070	5,454
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	525
6 TOTAL	51,127	-	-	-	-	-	-	-
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
BBVA S.A. - December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	23,318	396	359	35	158	190	359	14
2 Other financial institutions	8,506	65	4,536	40	20	81	4,472	12
3 Non-financial institutions and individual entrepreneurs	69,792	16,807	3,540	7,009	5,495	3,464	1,884	2,495
3.1 Construction and property development	4,965	4,697	12	1,267	2,013	931	292	207
3.2 Construction of civil works	7,604	1,966	634	562	535	471	310	722
3.3 Other purposes	57,222	10,144	2,895	5,180	2,947	2,063	1,282	1,566
3.3.1 Large companies	37,196	2,326	1,860	1,443	738	583	500	922
3.3.2 SMEs (**) and individual entrepreneurs	20,027	7,818	1,034	3,737	2,209	1,480	782	644
4 Rest of households and NPISHs (***)	83,468	75,325	338	15,710	22,748	26,586	6,420	4,197
4.1 Housing	75,429	74,217	50	15,165	22,363	26,371	6,264	4,104
4.2 Consumption	5,468	188	102	96	71	59	39	25
4.3 Other purposes	2,570	920	186	449	315	156	117	69
SUBTOTAL	185,083	92,594	8,773	22,794	28,421	30,321	13,135	6,695
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	182
6 TOTAL	184,901	-	-	-	-	-	-	-
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
OTHER ENTITIES - December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	6,263	3,281	321	392	421	442	1,750	598
2 Other financial institutions	3,568	79	466	109	158	12	41	224
3 Non-financial institutions and individual entrepreneurs	67,475	14,877	4,618	3,815	1,397	1,488	7,743	5,052
3.1 Construction and property development	5,794	2,069	363	368	201	205	1,371	287
3.2 Construction of civil works	1,678	198	264	154	18	39	33	215
3.3 Other purposes	60,004	12,611	3,991	3,293	1,178	1,244	6,338	4,549
3.3.1 Large companies	37,126	5,008	2,773	1,144	310	584	2,906	2,836
3.3.2 SMEs (**) and individual entrepreneurs	22,877	7,603	1,218	2,149	867	659	3,432	1,713
4 Rest of households and NPISHs (***)	56,812	32,657	724	5,735	6,813	9,523	9,080	2,230
4.1 Housing	29,792	28,245	86	3,644	5,923	8,613	8,453	1,698
4.2 Consumption	18,269	746	238	332	178	101	281	92
4.3 Other purposes	8,752	3,666	400	1,759	712	808	347	440
SUBTOTAL	134,118	50,894	6,129	10,051	8,788	11,465	18,615	8,104
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,684
6 TOTAL	131,434	185,278	39,396	46,490	50,102	59,756	43,498	24,830
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

c)        information on the concentration of risk by activity and geographical areas.

	Millions of Euros

December 2015	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	81,106	13,014	37,738	20,675	9,679
Government agencies	151,919	74,931	14,393	50,242	12,354
Central Administration	107,118	48,617	13,786	32,401	12,314
Other	44,801	26,314	607	17,840	40
Other financial institutions	46,744	16,768	13,623	13,324	3,029
Non-financial institutions and individual entrepreneurs	248,207	72,710	26,561	94,632	54,305
Construction and property development	23,484	5,862	278	11,946	5,397
Construction of civil works	15,540	8,687	2,149	3,497	1,207
Other purposes	209,183	58,161	24,134	79,188	47,701
Large companies	144,990	34,358	22,399	52,704	35,529
SMEs and individual entrepreneurs	64,193	23,803	1,734	26,484	12,172
Other households and NPISHs	182,335	100,510	3,832	61,084	16,910
Housing	127,261	88,185	3,103	29,794	6,179
Consumer	42,221	6,728	649	24,799	10,044
Other purposes	12,853	5,597	80	6,490	686
SUBTOTAL	710,311	277,932	96,146	239,956	96,276
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,313
TOTAL	705,998

(*)

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

(**)

In the columns “Spain” and “Rest of the World” in the above table, the increases in 2015 on the previous years are mainly due to the incorporation of Catalunya Banc and Garanti Bank, respectively (Note 3).

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

APPENDIX XI	Additional information on Sovereign Risk

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2015, 2014 and 2013, by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

	Millions of Euros
	December 2015
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
Exposure to Sovereign Risk by European Union Countries	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	-	31,621	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	85.7%
Italy	1,205	-	7,385	80	-	-	-	258	12	(26)	8,656	11.8%
France	531	-	10	34	-	-	-	141	2	(31)	546	0.7%
Germany	162	-	-	-	-	-	-	166	-	(21)	141	0.2%
Portugal	179	-	1	428	1,161	2	(225)	90	1	(1)	384	0.5%
United Kingdom	-	-	-	-	-	-	-	13	2	(1)	2	-
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	1	-	-	-	-	-	-	-	-	-	1	-
Rest of European Union	319	-	429	38	-	-	-	33	15	(8)	794	1.1%
Total Exposure to Sovereign Counterparties (European Union)	7,689	-	39,446	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€6,300 million as of December 31, 2015) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	December 2014
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
Exposure to Sovereign Risk by European Union Countries	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	4,419	-	28,857	25,997	4,007	165	(8)	(6,003)	141	(548)	59,024	86.9%
Italy	1,141	-	6,601	142	-	-	-	(1,293)	235	(366)	7,753	11.4%
France	264	-	40	28	-	-	-	131	2	(1)	333	0.5%
Germany	(331)	-	92	-	-	-	-	(821)	-	(1)	(239)	-0.4%
Portugal	269	-	23	280	842	-	(101)	(35)	3	(4)	470	0.7%
United Kingdom	-	-	115	-	-	-	-	11	3	(1)	117	0.2%
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	1	-	167	-	-	-	-	-	-	-	168	0.2%
Rest of European Union	161	-	131	33	-	-	-	88	12	(10)	328	0.5%
Total Exposure to Sovereign Counterparties (European Union)	5,925	-	36,026	26,480	4,849	165	(108)	(7,922)	397	(930)	67,954	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€13,406 million as of December 31, 2014) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of December 31, 2015, 2014 and 2013 the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	December 2015
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	-	31,621	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	86%
Up to 1 Year	4,552	-	5,665	10,267	242	2	(19)	(1,721)	79	(77)	20,469	27.8%
1 to 5 Years	662	-	11,890	10,693	932	25	(1)	(48)	-	(1)	23,269	31.6%
Over 5 Years	79	-	14,067	5,151	698	98	(17)	(17)	3	(7)	19,373	26.3%
Rest of European Union	2,396	-	7,825	580	1,161	2	(225)	702	32	(88)	10,522	14.3%
Up to 1 Year	1,943	-	40	24	319	2	(4)	292	5	(6)	2,005	2.7%
1 to 5 Years	237	-	4,150	245	-	-	-	161	23	(29)	4,626	6.3%
Over 5 Years	216	-	3,635	311	842	-	(221)	248	4	(53)	3,891	5.3%
Total Exposure to European Union Sovereign Counterparties	7,689	-	39,446	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100.0%

	Millions of Euros
	December 2014
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	4,419	-	28,857	25,997	4,007	165	(8)	(6,003)	141	(548)	59,024	86.9%
Up to 1 Year	1,484	-	1,233	9,675	1,971	7	(1)	123	-	(3)	12,396	18.2%
1 to 5 Years	764	-	11,424	6,312	1,106	35	(6)	(892)	1	(23)	18,507	27.2%
Over 5 Years	2,170	-	16,200	10,010	930	123	(1)	(5,234)	140	(522)	28,121	41.4%
Rest of European Union	1,506	-	7,169	483	842	-	(101)	(1,919)	255	(382)	8,930	13.1%
Up to 1 Year	774	-	328	329	-	-	-	(586)	4	(8)	1,427	2.1%
1 to 5 Years	(190)	-	4,348	24	-	-	-	(21)	14	(11)	4,184	6.2%
Over 5 Years	923	-	2,493	130	842	-	(101)	(1,312)	238	(363)	3,319	4.9%
Total Exposure to European Union Sovereign Counterparties	5,925	-	36,026	26,480	4,849	165	(108)	(7,922)	397	(930)	67,954	100%

APPENDIX XII	Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2015, 2014 and 2013, exposure to the construction sector and real-estate activities in Spain stood at €18,744, €19,077 and €22,760 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €9,681, €10,986 and €13,505 million, respectively, representing 6.0%, 7.6% and 8.8% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 1.3%, 1.7% and 2.3% of the total assets of the Consolidated Group. The changes are influenced by the integration of Catalunya Banc.

Lending for real estate development of the loans as of December 31, 2015, 2014 and 2013 is shown below:

	Millions of Euros
December 2015 Financing allocated to construction and real estate development and its coverage	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	9,681	4,132	3,801
Of which: Impaired assets	6,231	3,087	3,600
Of which: Potential problem assets	783	301	201
Memorandum item:
Write-offs	1,741

	Millions of Euros
December 2014 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	10,986	4,832	4,572
Of which: Impaired assets	7,418	3,686	4,225
Of which: Potential problem assets	981	374	347
Memorandum item:
Write-offs	1,075

	Millions of Euros
December 2013 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	13,505	5,723	5,237
Of which: Impaired assets	8,838	4,152	4,735
Of which: Potential problem assets	1,445	501	502
Memorandum item:
Write-offs	692

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	2015	2014	2013
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	161,416	144,528	152,836
Total consolidated assets (total business)	750,078	631,942	582,697
Impairment losses determined collectively (total business)	4,222	2,767	2,698

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	2015	2014	2013
Without secured loan	1,157	1,007	1,303
With secured loan	8,524	9,979	12,202
Terminated buildings	4,941	5,776	7,270
Homes	4,112	4,976	6,468
Other	829	800	802
Buildings under construction	688	883	1,238
Homes	660	861	1,202
Other	28	22	36
Land	2,895	3,320	3,694
Urbanized land	1,541	1,881	2,120
Rest of land	1,354	1,439	1,574
Total	9,681	10,986	13,505

As of December 31, 2015, 2014 and 2013, 51%, 61% and 63% of loans to developers were guaranteed with buildings (83.2%, 87.6%, and 90.1% are homes), and only 29.9%, 30.2% and 27.4% by land, of which 53.2%, 56.7% and 57.4% is urbanized, respectively.

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2015, 2014 and 2013 is as follows:

	Millions of Euros
Housing-acquisition Loans to Households (Business in Spain)	2015	2014	2013
With secured loan (gross amount)	89,670	78,913	82,680
of which: Impaired loans	4,845	4,401	5,088
Total	89,670	78,913	82,680

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2015 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	18,294	27,032	30,952	7,489	5,903	89,670
of which: Impaired loans	202	392	771	991	2,489	4,845

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2014 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,593	22,424	29,060	7,548	5,288	78,913
of which: Impaired loans	199	276	533	843	2,550	4,401

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2013 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,481	22,558	31,767	8,975	4,899	82,680
of which: Impaired loans	262	339	618	1,011	2,858	5,088

Outstanding home mortgage loans as of December 31, 2015, 2014 and 2013 had an average LTV of 46%, 47% and 50%, respectively.

As of December 31, 2015, and the Group also had a balance of €1,480 million in non-mortgage loans for the purchase of housing (of which €24 million, respectively, were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	December 2015
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of wich: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,938	5,364	2,838	3,574
Terminated buildings	2,981	1,498	737	1,483
Homes	1,606	767	388	839
Other	1,375	731	349	644
Buildings under construction	745	422	204	323
Homes	714	400	191	314
Other	31	22	13	9
Land	5,212	3,444	1,897	1,768
Urbanized land	3,632	2,404	1,366	1,228
Rest of land	1,580	1,040	531	540
Real estate assets from mortgage financing for households for the purchase of a home	4,937	2,687	1,143	2,250
Rest of foreclosed real estate assets	1,368	678	148	690
Equity instruments, investments and financing to non-consolidated companies holding said assets	895	532	433	363
Total	16,138	9,261	4,562	6,877

	Millions of Euros
	December 2014
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of wich: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,629	4,901	2,575	3,728
Finished buildings	2,751	1,248	611	1,503
Homes	1,705	780	382	925
Other	1,046	468	229	578
Buildings under construction	830	448	194	382
Homes	806	433	191	373
Other	24	15	3	9
Land	5,048	3,205	1,770	1,843
Urbanized land	3,357	2,142	1,236	1,215
Rest of land	1,691	1,063	533	628
Real estate assets from mortgage financing for households for the purchase of a home	3,250	1,452	489	1,798
Rest of foreclosed real estate assets	1,137	532	105	605
Equity instruments, investments and financing to non-consolidated companies holding said assets	737	492	393	245
Total	13,753	7,377	3,562	6,376

	Millions of Euros
	December 2013
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	9,173	5,088	4,085
Finished buildings	3,038	1,379	1,659
Homes	2,059	925	1,134
Other	979	454	525
Buildings under construction	845	439	406
Homes	819	423	396
Other	26	16	10
Land	5,290	3,270	2,020
Urbanized land	3,517	2,198	1,319
Rest of land	1,773	1,072	701
Real estate assets from mortgage financing for households for the purchase of a home	2,874	1,164	1,710
Rest of foreclosed real estate assets	918	411	507
Equity instruments, investments and financing to non-consolidated companies holding said assets	730	408	322
Total	13,695	7,071	6,624

As of December 31, 2015, 2014 and 2013, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,938, €8,629 and €8,894 million, respectively, with an average coverage ratio of 60.0%, 56.8% and 55.4% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2015, 2014 and 2013, amounted to €4,937, €3,250 and €2,874 million, respectively, with an average coverage ratio of 54.4%, 44.7% and 40.5% respectively.

As of December 31, 2015, 2014 and 2013, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €15,243, €13,016 and €12,965 million, respectively. The coverage ratio was 57.3%, 52.9%, and 51.4% respectively.

APPENDIX XIII	Information in accordance with Article 89 of Directive 2013/36/EU of the European Parliament and its application to Spanish Law through Law 10/2014

In accordance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (CRD), and its application to Spanish Law through Law 10/2014 of Structuring, Supervision and Solvency of Financial Institutions of June 26, the information required under article 87.1 of said law for the year ended December 31, 2015 is provided below.

December 31, 2015	Millions of Euros
Country	CIT payments cash basis	CIT expense consol	PBT consol	Turnover	Nº Employees (*)	Activity	Main Entity
Spain	(335)	(342)	(1,576)	6,785	32,903	Financial, banking and insurance services and real estate	BBVA SA
France	24	14	50	81	84	Financial services	BBVA - Paris Branch
Germany	9	11	41	52	46	Financial services	BBVA - Frankfurt Branch
Hong Kong	-	-	14	46	128	Financial services	BBVA - Hong-Kong Branch
Ireland	2	5	27	12	4	Financial, banking and insurance services	BBVA Ireland PCL
Italy	15	35	104	93	78	Financial services	BBVA - Roma Branch
Luxembourg	3	4	-	12	3	Financial services	BBVA Luxinvest SA
Portugal	4	16	47	115	522	Financial services	BBVA Portugal SA
Switzerland	5	3	10	49	125	Financial services	BBVA Switzerland SA
United Kingdom	-	(6)	7	92	161	Financial services	BBVA - London Branch
Argentina	113	172	515	1,277	5,974	Financial and banking services	BBVA Banco Frances SA
Chile	22	41	240	722	4,672	Financial, banking and insurance services	BBVA Chile SA
Colombia	98	119	391	905	7,257	Financial, banking and insurance services	BBVA Colombia
Paraguay	4	2	14	78	482	Financial and banking services	BBVA Paraguay SA
Peru	179	150	543	1,124	5,857	Financial and banking services	BBVA Continental SA
Uruguay	14	11	40	156	632	Financial and banking services	BBVA Uruguay SA
Venezuela	1	68	69	174	5,233	Financial, banking and insurance services	Banco Provincial SA
Mexico	611	685	2,750	6,983	38,499	Financial, banking and insurance services	BBVA BAncomer SA
United States	266	165	699	2,617	11,153	Financial, banking and insurance services	Compass Bank, Inc.
Bolivia	1	1	4	23	331	Financial services	BBVA Prevsión AFP SA
Belgium	-	-	(6)	3	32	Financial services	BBVA - Sucursal de Bruselas
Turkey	80	124	647	1,949	22,186	Financial, banking and insurance services	Türkiye Garanti Bankası
Others (**)	6	(4)	(27)	14	1,606	Financial, banking and insurance services
Total	1,122	1,274	4,603	23,362	137,968

(*)	Number of full-time employees.

(**)	Includes: Netherlands, Curaçao, representative offices and branches in Asia except Hong Kong, and the share of profit or loss of Garanti Group and CIFH accounted for using the equity method.

As of December 31, 2015, the return of the Group’s assets calculated by dividing the “Profit” between “Total Assets” is 0.44%.

In 2015 (*), BBVA group has not received public aid for the financial sector which has the aim of promoting the carrying out of banking activities and which is significant. This statement is made for the purposes of article 89 of Directive 2013/36/UE of the European Parliament and of the Council of June 26 (on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) and its transposition to Spanish legislation by means of Law 10/2014 on Monitoring, Supervision and Solvency of Credit Institutions of June 26.

(*) BBVA disclosed by means of public relevant events: (i) on 07/27/2012 the closing of the acquisition of UNNIM Banc, S.A. and (ii) on 04/24/2015 the closing of the acquisition of Catalunya Banc, S.A.

Glossary

Additional Tier 1 capital	Includes Preferred securities and contingent convertible securities and deductions
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
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

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

	–	Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
	–	Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
	–	Fees and commissions generated by a single act are accrued upon execution of that act.
Common Equity Tier 1 capital	Includes parent company reserves, reserves in consolidated companies, non-controlling interests, convertible securities, deductions and attributed net income.

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

Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any. The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 29), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

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
Economic profit

This metric measures the part of attributable adjusted profit in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. The economic profit is calculated based on the Profit attributable to the parent company adjusted by the expected losses and changes in value (unrealized gains/losses, equity method, treasury stock. etc.).

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

Gross Income

Sum of net interest income, dividend income, share of profit or loss entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities, net exchange differences and net other operating income.

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

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Net Operating Income	Gross income less administrative costs and amortization
Non-controlling interests	The equity in a subsidiary not attributable, directly or indirectly, to a parent.

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

Non-Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

NPA Coverage ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non-performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).

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
Recurrent economic profit (EP) from ongoing operations

This indicator measures the contribution of the year’s profit, after deducting the cost of the capital used. The calculation of EP requires a series of adjustments to be made to the accounting net attributable profit to enable an economic profit to be obtained, including the replacement of the accounting provisions for expected loss, as well as the change in value of the Group’s equity elements (change in unrealized gains, change in the BV of investees, change in value of the treasury stock, etc).

Recurring revenues	Include net interest margin and income and expenses relating to commissions and similar fees.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
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

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

a)   representation on the board of directors or equivalent governing body of the investee;

b)   participation in policy-making processes, including participation in decisions about dividends or other distributions;

c)   material transactions between the entity and its investee;

d)   interchange of managerial personnel; or

e)   provision of essential technical information.

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

Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Tier 2 capital	Includes: subordinated issues, preferred securities, general credit risk adjustments and non-controlling interests.
Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends)
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