Form 20-F
period 2016-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2017-03-31
CIK 842180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2016, was:

Ordinary shares, par value €0.49 per share—6,566,615,242

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

Yes  ☐    No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, the “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•	adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions, divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal processes, systems (including information technology systems) and security;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the years ended December 31, 2016, 2015 and 2014. Accordingly, the Consolidated Financial Statements included in this Annual Report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

The financial information as of and for the years ended December 31, 2014, 2013 and 2012 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result mainly of the retrospective revisions referred to below (see “—Retrospective Revisions”). In addition, the financial information as of and for the year ended December 31, 2012 may differ from previously reported financial information as of such date and for such period in our annual report on Form 20-F for such year, as a result of the implementation of changes in the accounting standards set out in IFRS 10 and 11 that came into force in 2013.

Retrospective Revisions

New presentation models required by Circular 5/2015 of the CNMV

Our consolidated financial statements for the year ended December 31, 2016 have been prepared in accordance with the presentation models required by Circular 5/2015 of the National Securities Market Commission or “CNMV” (Comisión Nacional del Mercado de Valores). This Circular seeks to adapt the content of the financial information published by credit institutions and the format in which financial statements are presented to the mandatory regulation adopted by the European Union for credit institutions.

The information relating to the years ended December 31, 2015 and 2014 has been restated in accordance with the new presentation models referred to above. The presentation of our consolidated financial statements in accordance with these new models has had no significant impact on the financial statements included in the Consolidated Financial Statements for the years ended December 31, 2015 and 2014.

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

In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 has been retrospectively revised to reflect the reclassification of these expenses. This reclassification of expenses did not affect the Group’s consolidated income statements.

Changes in operating segments

On July 27, 2015, we acquired 62,538,000,000 shares (in the aggregate) of the Turkish bank Türkiye Garanti Bankası A.Ş. (“Garanti”) from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, under certain agreements entered into on November 19, 2014. Following this acquisition, we held 39.90% of Garanti’s share capital and started to fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity in accordance with our shareholders’ agreement with the Doğuş group. See “Item 4. Information on the Company—Material Contracts—Shareholders’ Agreement in Connection with Garanti.” On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017.”

The acquisition completed in 2015 resulted in certain changes in our operating segments. In particular, since January 1, 2015, our former Eurasia segment has been recast into the following two segments: Turkey, which consists of our stake in Garanti (25.01% until July 27, 2015, 39.90% from July 27, 2015 to March 22, 2017 and 49.85% since March 22, 2017), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey.

In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 has been retrospectively revised to reflect our current reporting structure. This revision did not affect the Group’s consolidated income statements.

There have been no significant changes to our operating segments during 2016 (see Note 6 to the Consolidated Financial Statements).

Business combinations

Certain financial information for the year ended December 31, 2015 has been restated, with no significant impact, as a result of the end in 2016 of the purchase accounting period relating to the stake in Garanti acquired in 2015, as required by IFRS 3 “Business Combinations” (see Note 18 to the Consolidated Financial Statements ).

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

•	On February 10, 2015, the Venezuelan government announced the cancellation of SICAD II and its combination with SICAD I in order to create a new SICAD and the creation of a new foreign-currency system called SIMADI. The Group used the SIMADI exchange rate starting in March 2015 for purpose of the Group’s interim financial statements. The SIMADI exchange rate increased rapidly to approximately 218 Venezuelan bolivars per euro and stabilized during the second half of 2015 to 216.3 Venezuelan bolivars per euro as of December 31, 2015. However, as explained below, we have not used this exchange rate to prepare the Group’s Consolidated Financial Statements.

•	In February 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms (DICOM and SICOM) that regulate the purchase and sale of foreign currency and the suspension of the SIMADI exchange rate.

•	The Bank’s Board of Directors determined that the use of the new DICOM and SICOM exchange rates and, previously, the SIMADI exchange rate, for converting bolivars into euros in preparing the consolidated financial statements, as of and for the years ended December 31, 2015 and 2016, would not provide an accurate picture of the consolidated financial statements of the Group or the financial position of the Group subsidiaries in Venezuela.

•	Consequently, as of December 31, 2015 and 2016, the Group has used alternative conversion exchange rates in the conversion of the financial statements of the Group’s subsidiaries in Venezuela of 469 and 1,893 Venezuelan bolivars per euro, respectively. These exchanges rates have been calculated by BBVA Research taking into account the estimated evolution of inflation in Venezuela in 2015 and 2016 (170% and 300%, respectively) (see Note 2.2.20 to the Consolidated Financial Statements).

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Director and Senior Management

Not Applicable.

B. Advisers

Not Applicable.

C. Auditors

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2016, 2015 and 2014 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited consolidated financial statements for 2013 and 2012 are not included in this document, and they instead are derived from the respective annual reports on Form 20-F for certain prior years previously filed by us with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December 31,
	2016	2015	2014	2013 (1)	2012 (1)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	27,708	24,783	22,838	23,512	24,815
Interest and similar expenses	(10,648)	(8,761)	(8,456)	(9,612)	(10,341)
Net interest income	17,059	16,022	14,382	13,900	14,474
Dividend income	467	415	531	235	390
Share of profit or loss of entities accounted for using the equity method	25	174	343	694	1,039
Fee and commission income	6,804	6,340	5,530	5,478	5,290
Fee and commission expenses	(2,086)	(1,729)	(1,356)	(1,228)	(1,134)
Net gains(losses) on financial assets and liabilities	1,661	865	1,435	1,608	1,636
Exchange differences (net)	472	1,165	699	903	69
Other operating income	1,272	1,315	959	1,234	1,108
Other operating expenses	(2,128)	(2,285)	(2,705)	(3,002)	(2,045)
Income on insurance and reinsurance contracts	3,652	3,678	3,622	3,761	3,657
Expenses on insurance and reinsurance contracts	(2,545)	(2,599)	(2,714)	(2,831)	(2,660)
Gross income	24,653	23,362	20,725	20,752	21,824
Administration costs	(11,366)	(10,836)	(9,414)	(9,701)	(9,396)
Depreciation	(1,426)	(1,272)	(1,145)	(1,095)	(978)
Provisions or (-) reversal of provisions	(1,186)	(731)	(1,142)	(609)	(641)
Impairment losses on financial assets (net)	(3,801)	(4,272)	(4,340)	(5,612)	(7,859)
Net operating income	6,874	6,251	4,684	3,735	2,950
Impairment losses on other assets (net)	(521)	(273)	(297)	(467)	(1,123)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	70	(2,135)	46	(1,915)	3
Negative goodwill recognized in profit or loss	—	26	—	—	376
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(31)	734	(453)	(399)	(624)
Operating profit before tax	6,392	4,603	3,980	954	1,582
Tax expense or (-) income related to profit or loss from continuing operations	(1,699)	(1,274)	(898)	16	352
Profit from continuing operations	4,693	3,328	3,082	970	1,934
Profit from discontinued operations (net) (2)	—	—	—	1,866	393
Profit	4,693	3,328	3,082	2,836	2,327
Profit attributable to parent company	3,475	2,642	2,618	2,084	1,676
Profit attributable to non-controlling interests	1,218	686	464	753	651
Per share/ADS(3) Data
Profit from continuing operations	0.71	0.52	0.50	0.17	0.35
Diluted profit attributable to parent company (4)	0.50	0.37	0.40	0.33	0.30
Basic profit attributable to parent company	0.50	0.37	0.40	0.33	0.30
Dividends declared (In Euros)	0.160	0.160	0.080	0.100	0.200
Dividends declared (In U.S. dollars)	0.169	0.174	0.097	0.138	0.264
Number of shares outstanding (at period end)	6,566,615,242	6,366,680,118	6,171,338,995	5,785,954,443	5,448,849,545

(1)	Restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies).

(2)	For 2013 and 2012, includes the capital gains from the sale of Afore Bancomer in Mexico and the South America pension fund administrators, as well as the earnings recorded by these companies up to the date of these sales.
(3)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2012, October 2012, April 2013, October 2013, April 2014, October 2014, December 2014, April 2015, October 2015, December 2015, April 2016 and October 2016, excluding the weighted average number of treasury shares during the period (6,468 million, 6,290 million, 5,905 million, 5,597 million and 5,829 million shares in 2016, 2015, 2014, 2013 and 2012, respectively). With respect to the years ended December 31, 2016, 2015 and 2014, see Note 5 to the Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2016	2015	2014	2013 (1)	2012 (1)
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	731,856	749,855	631,942	582,697	621,132
Net assets	55,428	55,282	51,609	44,565	43,802
Common stock	3,218	3,120	3,024	2,835	2,670
Loans and receivables (net)	465,977	471,828	376,086	350,945	371,347
Customer deposits	401,465	403,362	319,334	300,490	282,795
Debt certificates and subordinated liabilities	76,375	81,980	71,917	74,676	98,070
Non-controlling interest	8,064	7,992	2,511	2,371	2,372
Total equity	55,428	55,282	51,609	44,565	43, 802
Consolidated ratios
Profitability ratios:
Net interest margin(2)	2.32%	2.27%	2.40%	2.32%	2.38%
Return on average total assets(3)	0.6%	0.5%	0.5%	0.5%	0.4%
Return on average total stockholders’ funds (4)	6.7%	5.3%	5.6%	5.0%	4.1%
Credit quality data
Loan loss reserve (5)	16,016	18,742	14,273	14,990	14,144
Loan loss reserve as a percentage of total loans and receivables (net)	3.44%	3.97%	3.83%	4.27%	3.81%
Non-performing asset ratio (NPA ratio) (6)	4.90%	5.39%	5.98%	6.95%	5.06%
Impaired loans and advances to customers	22,915	25,333	22,703	25,445	19,960
Impaired contingent liabilities to customers (7)	680	664	413	410	312

	23,595	25,997	23,116	25,855	20,272

Loans and advances to customers	430,629	432,921	353,029	338,664	356,521
Contingent liabilities to customers	50,540	49,876	33,741	33,543	36,891

	481,169	482,797	386,770	372,207	393,412

(1)	Information has been restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies).
(2)	Represents net interest income as a percentage of average total assets.
(3)	Represents profit as a percentage of average total assets.

(4)	Represents profit attributable to parent company for the year as a percentage of average stockholders’ funds for the year, excluding “Non-controlling interest”.
(5)	Represents impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities. See Note 13 to the Consolidated Financial Statements.
(6)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(7)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 5.3%,5.9%, 6.4%, 7.5% and 5.6% as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this Annual Report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) on December 31 of the relevant period.

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

Year ended December 31,	Average(1)
2012	1.2908
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029
2017 (through March 24, 2017)	1.0650

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
September 30, 2016	1.1271	1.1158
October 31, 2016	1.1212	1.0866
November 30, 2016	1.1121	1.0560
December 31, 2016	1.0758	1.0375
January 31, 2017	1.0794	1.0416
February 28, 2017	1.0802	1.0551
March 31, 2017 (through March 24, 2017)	1.0810	1.0514

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 24, 2017, was $1.0806.

As of December 31, 2016, approximately 47% of our assets and approximately 46% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.4.2 to our Consolidated Financial Statements (“Market Risk—Structural Exchange Rate Risk”) and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Macroeconomic Risks

Economic conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations

Despite the recent growth of the global economy, uncertainty remains. The deterioration of economic conditions in the countries where the Group operates could adversely affect the cost and availability of funding for the Group, the quality of the Group’s loan and investment securities portfolios and levels of deposits and profitability, which may also require the Group to take impairments on its exposures to the sovereign debt of one or more countries or otherwise adversely affect the Group’s business, financial condition and results of operations. In addition, the process the Group uses to estimate losses inherent in its credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of its borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of the Group’s estimates, which may, in turn, affect the reliability of the process and the sufficiency of the Group’s loan loss provisions.

The Group faces, among others, the following economic risks:

•	weak economic growth or recession in the countries where it operates;

•	changes in the institutional environment in the countries where it operates could evolve into sudden and intense economic and/or regulatory downturns;

•	deflation, mainly in Europe, or significant inflation, such as the significant inflation recently experienced by Venezuela and Argentina;

•	changes in foreign exchange rates, such as the recent local currency devaluations in Venezuela and Argentina, as they result in changes in the reported earnings of the Group’s subsidiaries outside the Eurozone, and their assets, including their risk-weighted assets, and liabilities;

•	a lower interest rate environment, even a prolonged period of negative interest rates in some areas where the Bank operates, which could lead to decreased lending margins and lower returns on assets;

•	a higher interest rate environment, including as a result of an increase in interest rates by the Federal Reserve or any further tightening of monetary policies, including to address inflationary pressures and currency devaluations in Latin America, which could endanger a still tepid and fragile economic recovery and make it more difficult for customers of the Group’s mortgage and consumer loan products to service their debts;

•	adverse developments in the real estate market, especially in Spain, Mexico, the United States and Turkey, given the Group’s exposures to such markets;

•	poor employment growth and structural challenges restricting employment growth, such as in Spain, where unemployment has remained relatively high, which may negatively affect the household income levels of the Group’s retail customers and may adversely affect the recoverability of the Group’s retail loans, resulting in increased loan loss provisions;

•	lower oil prices, which could particularly affect producing areas, such as Venezuela, Mexico, Texas or Colombia, to which the Group is materially exposed;

•	changes in laws, regulations and policies as a result of election processes in the different geographies in which the Group operates, including Spain, the Spanish region of Catalonia and the United States, which may negatively affect the Group’s business or customers in those geographies and other geographies in which the Group operates;

•	the potential exit by an EU Member State from the European Monetary Union (“EMU”), which could materially adversely affect the European and global economy, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects;

•	the possible political, economic and regulatory impacts in the United Kingdom and the European Union (“EU”) derived from the outcome of the referendum held in the United Kingdom on June 23, 2016, which resulted in a vote in favor of the United Kingdom leaving the EU. The possible impact of the United Kingdom exiting the EU could include, among other things, political instability in the United Kingdom, the EU as a whole, or countries forming part of the EU; regulatory changes in the United Kingdom and/or in the EU; economic slowdown in the United Kingdom, in the EU and/or outside the EU; deterioration of the creditworthiness of borrowers based in or related to the United Kingdom; and volatility in financial markets which could limit or condition BBVA’s or any other issuer’s access to capital markets, all of which may arise regardless of the uncertainty as to the timing and duration of the exit process; and

•	an eventual government default on public debt, which could affect the Group primarily in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates.

For additional information relating to certain economic risks that the Group faces in Spain, see “— Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition.” For additional information relating to certain economic risks that the Group faces in emerging market economies such as Latin America and Turkey, see “— The Group may be materially adversely affected by developments in the emerging markets where it operates.”

Any of the above risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically developed its lending business in Spain, which continues to be one of the main focuses of its business. The Group’s loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy since 2009. After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) contracted in the period 2009-10 and 2012-13. The effects of the financial crisis were particularly pronounced in Spain given its heightened need for foreign financing as reflected by its high current account deficit, resulting from the gap between domestic investment and savings, and its public deficit. The current account imbalance has been corrected and the public deficit is in a downward trend, with GDP growth above 3% in 2015 and 2016 and unemployment falling below 20% in 2016. However, real or perceived difficulties in servicing public or private debt, triggered by foreign or domestic factors such as an increase in global financial risk or a decrease in the rate of domestic growth, could increase Spain’s financing costs, hindering economic growth, employment and households’ gross disposable income.

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

Emerging markets are generally subject to greater risks than more developed markets. For example, there is typically a greater risk of loss from unfavorable political and economic developments, social and geopolitical instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies, and political unrest, such as the attempted coup in Turkey on July 15, 2016 and state of emergency entitling the exercise of additional powers by the Turkish government first declared on July 20, 2016. In addition, these emerging markets are affected by conditions in other related markets and in global financial markets generally and some are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. As a global economic recovery remains fragile, there are risks of deterioration. If the global economic conditions deteriorate, the business, financial condition, operating results and cash flows of the Bank’s subsidiaries in emerging economies, mainly in Latin America and Turkey, may be materially adversely affected.

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

In addition, any changes in laws, regulations and policies pursued by the incoming U.S. Government may adversely affect the emerging markets in which the Group operates, particularly Mexico due to the trade and other ties between Mexico and the United States.

If economic conditions in the emerging market economies where the Group operates deteriorate, the Group’s business, financial condition and results of operations could be materially adversely affected.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures in recent years. Several factors could further depress the valuation of our assets. Current political processes such as the implementation of the “Brexit” referendum for the United Kingdom to leave the European Union, the surge of populist trends in several European countries or potential changes in U.S. economic policies implemented by the new administration, could increase global financial volatility and lead to the reallocation of assets. Doubts on the asset quality of European banks have also affected their evolution in the market during 2016 and such doubts might remain in 2017. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe future challenges has recently resulted in sudden and intense deterioration of the valuation of global assets and further increased volatility in the global financial markets. Additionally, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in more normal market conditions due in part to the decreasing credit quality of hedge counterparties. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs.

Exposure to the real estate market makes the Group vulnerable to developments in this market

The Group has substantial exposure to the real estate market, mainly in Spain, Mexico and the United States. The Group is exposed to the real estate market due to the fact that real estate assets secure many of its outstanding loans and due to the significant amount of real estate assets held on its balance sheet. Any deterioration of real estate prices could materially and adversely affect the Group’s business, financial condition and results of operations.

Legal, Regulatory and Compliance Risks

The Group is subject to substantial regulation and regulatory and governmental oversight. Changes in the regulatory framework could have a material adverse effect on its business, results of operations and financial condition

The financial services industry is among the most highly regulated industries in the world. In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued in response to some of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for the Group and the financial industry in general. The wide range of recent actions or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, special bank levies and financial transaction taxes, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, separation of certain businesses from deposit taking, stress testing and capital planning regimes, heightened reporting requirements and reforms of derivatives, other financial instruments, investment products and market infrastructures.

In addition, the new institutional structure in Europe for supervision, with the creation of the single supervisor, and for resolution, with the single resolution mechanism, is changing the supervisory landscape. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still ongoing. In addition, since some of these laws and regulations have been recently adopted, the manner in which they are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows. In addition, regulatory scrutiny under existing laws and regulations has become more intense.

Furthermore, regulatory and supervisory authorities have substantial discretion in how to regulate and supervise banks, and this discretion, and the means available to regulators and supervisors, have been steadily increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions that are deemed to be systemically important (including institutions deemed to be of local systemic importance, domestic systemically important banks or “D-SIBs”, such as the Bank).

In addition, local regulations in certain jurisdictions where the Group operates differ in a number of material respects from equivalent regulations in Spain or the United States. Changes in regulations may have a material adverse effect on the Group’s business, results of operations and financial condition, particularly in Mexico, the United States, Venezuela, Argentina and Turkey. Furthermore, regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect the Group’s ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation. In addition, financial institutions which are based in other jurisdictions, including the United States, could benefit from any deregulation efforts implemented in such jurisdictions. Moreover, to the extent recently adopted regulations are implemented inconsistently in the various jurisdictions in which the Group operates, the Group may face higher compliance costs.

Any required changes to the Group’s business operations resulting from the legislation and regulations applicable to such business could result in significant loss of revenue, limit the Group’s ability to pursue business opportunities in which the Group might otherwise consider engaging, affect the value of assets that the Group holds, require the Group to increase its prices and therefore reduce demand for its products, impose additional costs on the Group or otherwise adversely affect the Group’s businesses. For example, the Group is subject to substantial regulation relating to liquidity. Future liquidity standards could require it to maintain a greater proportion of its assets in highly liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Group’s regulators, as part of their supervisory function, periodically review the Group’s allowance for loan losses. Such regulators may require the Group to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies whose views may differ from those of the Group’s management, could have an adverse effect on the Group’s earnings and financial condition.

Adverse regulatory developments or changes in government policy relating to any of the foregoing or other matters could have a material adverse effect on the Group’s business, results of operations and financial condition.

Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations

As a Spanish credit institution, the Bank is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC (the “CRD IV Directive”), through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation regarding the solvency of credit entities is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012 (the “CRR” and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or the CRR which may from time to time be introduced in Spain, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law has taken place through Royal Decree-Law 14/2013 of November 29 (“RD-L 14/2013”), Law 10/2014 of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014, of January 31 and Bank of Spain Circular 2/2016 of February 2 (the “Bank of Spain Circular 2/2016”). On November 23, 2016, the European Commission published a package of proposals with further reforms to CRD IV, Directive 2014/59/EU of May 15 establishing a framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”) and Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union

(the “SRM Regulation”) (the “EU Banking Reforms”), including measures to increase the resilience of EU institutions and enhance financial stability. The timing for the final implementation of these reforms as at the date of this Annual Report is unclear.

CRD IV has, among other things, established minimum “Pillar 1” capital requirements and increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards. The “combined buffer requirement” has introduced five new capital buffers: (i) the capital conservation buffer, (ii) the global systemically important institutions buffer (the “G-SIB buffer”), (iii) the institution-specific countercyclical buffer, (iv) the other systemically important institutions buffer (the “D-SIB buffer”) and (v) the systemic risk buffer. The “combined buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with Common Equity Tier 1 (“CET1”) capital.

The G-SIB buffer applies to those institutions included on the list of global systemically important banks (“G-SIBs”), which is updated annually by the Financial Stability Board (the “FSB”). The Bank has been excluded from this list with effect from January 1, 2017 and so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, it will no longer be required to maintain a G-SIB buffer.

The Bank of Spain announced on November 7, 2016 that the Bank will continue to be considered a D-SIB, and consequently the Bank will be required to maintain during 2017 a D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, with the result that the D-SIB buffer applicable to the Bank for 2017 is a CET1 capital ratio of 0.375% on a consolidated basis.

The Bank of Spain has greater discretion in relation to the institution-specific countercyclical buffer, the buffer for D-SIBs and the systemic risk buffer (a buffer to prevent systemic or macro prudential risks). With the entry into force of the Single Supervisory Mechanism (the “SSM”) on November 4, 2014, the ECB also has the ability to provide certain recommendations in this respect.

The Bank of Spain agreed in December 2015 to set the countercyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. These percentages are revised each quarter and, accordingly, the Bank of Spain agreed in March 2017 to maintain the countercyclical capital buffer at 0% for the second quarter of 2017.

Moreover, Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Framework Regulation”), also contemplates that in addition to the minimum “Pillar 1” capital requirements and the combined buffer requirements, supervisory authorities may impose (above “Pillar 1” requirements and below the combined buffer requirements) further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations.

In accordance with the SSM Framework Regulation, the ECB has fully assumed its new supervisory responsibilities of BBVA and the Group within the SSM. The ECB is required under the SSM Framework Regulation to carry out a supervisory review and evaluation process (the “SREP”) of BBVA and the Group at least on an annual basis.

In addition to the above, the European Banking Authority (the “EBA”) published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of the SREP (the “EBA SREP Guidelines”). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional “Pillar 2” own funds requirements to be implemented from January 1, 2016. Under these guidelines, national supervisors should set a composition requirement for the “Pillar 2” requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital, as it has also been included in the EU Banking Reforms. The guidelines also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by the “combined buffer requirement” and/or additional macro-prudential requirements.

Any additional “Pillar 2” own funds requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to the SREP will require the Bank and/or the Group to hold capital levels above the minimum “Pillar 1” capital requirements.

As a result of the most recent SREP carried out by the ECB in 2016, the Bank has been informed by the ECB that, effective from January 1, 2017, it is required to maintain (i) a CET1 phased-in capital ratio of 7.625% (on a consolidated basis) and 7.25% (on an individual basis); and (ii) a phased-in total capital ratio of 11.125% (on a consolidated basis) and 10.75% (on an individual basis).

This phased-in total capital ratio of 11.125 % on a consolidated basis includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2.0%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.25% CET1); and (vi) the D-SIBs buffer (0.375% CET1).

As of December 31, 2016, the Bank’s phased-in total capital ratio was 15.14% on a consolidated basis and 21.83% on an individual basis. As of December 31, 2016, the Bank’s CET1 phased-in capital ratio was 12.18% on a consolidated basis and 17.56% on an individual basis. Such ratios exceed the applicable regulatory requirements described above, but there can be no assurance that the total capital requirements imposed on the Bank and/or the Group from time to time may not be higher than the levels of capital available at such point in time. There can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on the Bank and/or the Group.

The EU Banking Reforms propose new requirements that capital instruments should meet in order to be considered as Additional Tier 1 instruments or Tier 2 instruments. In accordance with the EU Banking Reforms, these new requirements are not subject to a grandfathering or exemption regime for currently issued Additional Tier 1 instruments and/or Tier 2 instruments. As a result, such instruments could be subject to regulatory uncertainties on their eligibility as capital if the EU Banking Reforms are approved in the form in which they were originally published, which may lead to regulatory capital shortfalls and ultimately a breach of the applicable minimum regulatory capital requirements.

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

According to Article 48 of Law 10/2014, Article 73 of RD 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any entity not meeting its “combined buffer requirement” is required to determine its Maximum Distributable Amount (“MDA”) as described therein. Until the MDA has been calculated and communicated to the Bank of Spain, where applicable, the relevant entity will be subject to restrictions on (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to Additional Tier 1 instruments (“discretionary payments”) and, thereafter, any such discretionary payments by that entity will be subject to such MDA limit.

Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also restrict discretionary payments to such MDA. Pursuant to the EU Banking Reforms, MDA could also be affected by a breach of MREL (as defined below) (see “— Any failure by the Bank and/or the Group to comply with its minimum requirement for own funds and eligible liabilities (MREL) could have a material adverse effect on the Bank’s business, financial condition and results of operations.” below).

As set out in the “Opinion of the European Banking Authority on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions” published on December 16, 2015 (the “December 2015 EBA Opinion”), in the EBA’s opinion competent authorities should ensure that the CET1 capital to be taken into account in determining the CET1 capital available to meet the “combined buffer requirement” for the purposes of the MDA calculation is limited to the amount not used to meet the “Pillar 1” and, if applicable, “Pillar 2” own funds requirements of the institution. In addition, the December 2015 EBA Opinion advises the European Commission (i) to review Article 141 of the CRD IV Directive with a view to avoiding differing interpretations of Article 141(6) and ensure greater consistency between the maximum distributable amount framework and the capital stacking order described in the opinion and in the EBA SREP Guidelines by which the “Pillar 1” and, if applicable, “Pillar 2” capital requirements represent the minimum capital to be preserved at all times by an institution and it is only the CET1 capital of that institution not used to meet its “Pillar 1” and, if applicable, “Pillar 2” requirements that is then available to meet the “combined buffer requirement” of the institution and (ii) to review the prohibition on distributions in all circumstances where an institution fails to meet the “combined buffer requirement” and no profits are made in any given year, notably insofar as it relates to Additional Tier 1 instruments. There can be no assurance as to how and when binding effect will be given to the December 2015 EBA Opinion in Spain, including as to the consequences for an institution of its capital levels falling below those necessary to meet these requirements. The EU Banking Reforms propose certain amendments in order to clarify, for the purposes of restrictions on distributions, the hierarchy between the “Pillar 2” additional own funds requirements, the minimum “own funds” “Pillar 1” requirements, the own funds and eligible liabilities requirement, MREL requirements and the “combined buffer requirements” (which is referred to as “stacking order”). Furthermore, pursuant to the EU Banking Reforms, an institution would not be entitled to make distributions relating to CET1 capital or payments in respect of variable remuneration or discretionary pension revenues, before having made the payments due on Additional Tier 1 instruments.

On July 1, 2016, the EBA published additional information explaining how supervisors intend to use the results of an EU-wide stress test for SREP in 2016 (which results were published on July 29, 2016). The EBA stated, among other things, that the incorporation of the quantitative results of the EU-wide stress test into SREP assessments may include setting additional supervisory monitoring metrics in the form of capital guidance. Such guidance will not be included in MDA calculations but competent authorities would expect banks to meet that guidance except when explicitly agreed. Competent authorities have remedial tools if an institution refuses to follow such guidance. The EU Banking Reforms also propose that a distinction be made between “Pillar 2” capital requirements and guidance, with only the former being mandatory requirements. Notwithstanding the foregoing, the EU Banking Reforms propose that supervisory authorities be entitled to impose further “Pillar 2” capital requirements where an institution repeatedly fails to follow the guidance previously imposed.

The ECB has also set out in its recommendation of December 13, 2016 on dividend distribution policies that credit institutions should establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements.

Any failure by the Bank and/or the Group to comply with its regulatory capital requirements could also result in the imposition of further “Pillar 2” requirements and the adoption of any early intervention or, ultimately, resolution measures by resolution authorities pursuant to Law 11/2015 of June 18 on the Recovery and Resolution of Credit Institutions and Investment Firms (Ley 11/2015 de 18 de junio de recuperación y resolución de entidades de crédito y empresas de servicios de inversión), as amended, replaced or supplemented from time to time (“Law 11/2015”), which, together with Royal Decree 1012/2015 of November 6 by virtue of which Law 11/2015 is developed and Royal Decree 2606/1996 of December 20 on credit entities’ deposit guarantee fund is amended (“RD 1012/2015”), has implemented the BRRD into Spanish law. See “— Bail-in and write-down powers under the BRRD may adversely affect our business and the value of any securities we may issue” below.

At its meeting of January 12, 2014, the oversight body of the Basel Committee on Banking Supervision (“BCBS”) endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, which applied from January 1, 2015. There will be a mandatory minimum capital requirement on January 1, 2018, with an initial minimum leverage ratio of 3% that can be raised after calibration. The proposed revisions to the design and calibration of the leverage ratio were set out in the BCBS April 2016 consultation paper entitled “Revisions to the Basel III leverage ratio framework”. The consultation period ended on July 6, 2016, and BCBS shall finalize the calibration of the leverage ratio for it to be implemented by January 1, 2018. The EU Banking Reforms propose a binding leverage ratio requirement of 3% of Tier 1 capital that is added to an institution’s own funds requirements and that an institution must meet in addition to its risk based requirements.

Basel III implementation differs across jurisdictions in terms of timing and applicable rules. This lack of uniformity among implemented rules may lead to an uneven playing field and to competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect a bank with global operations such as the Bank and could undermine its profitability.

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

Bail-in and write-down powers under the BRRD may adversely affect our business and the value of any securities we may issue

The BRRD (which has been implemented in Spain through Law 11/2015 and RD 1012/2015) is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly in unsound or failing credit institutions or investment firms (each, an “institution”) so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the economy and financial system. The BRRD further provides that any extraordinary public financial support through additional financial stabilization tools is only to be used by a Member State as a last resort, after having assessed and exploited the below resolution tools to the maximum extent possible while maintaining financial stability.

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

As provided in the BRRD, Law 11/2015 contains four resolution tools and powers which may be used alone or in combination where the Fund for Orderly Bank Restructuring (Fondo de Restructuración Ordenada Bancaria) (the “FROB”), the Single Resolution Mechanism (“SRM”) or, as the case may be and according to Law 11/2015, the Bank of Spain or the Spanish Securities Market Commission or any other entity with the authority to exercise any such tools and powers from time to time (each, a “Relevant Spanish Resolution Authority”) as appropriate, considers that (a) an institution is failing or likely to fail, (b) there is no reasonable prospect that any alternative private sector measures would prevent the failure of such institution within a reasonable timeframe and (c) a resolution action is in the public interest. The four resolution tools are (i) sale of business, which enables resolution authorities to direct the sale of the institution or the whole or part of its business on commercial terms; (ii) bridge institution, which enables resolution authorities to transfer all or part of the business of the institution to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control), which may limit the capacity of the institution to meet its repayment obligations; (iii) asset separation, which enables resolution authorities to transfer impaired or problem assets to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) bail-in, by which the Relevant Spanish Resolution Authority may exercise the Spanish Bail-in Power (as defined below). This includes the ability of the Relevant Spanish Resolution Authority to write down and/or convert into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Spanish Bail-in Power) any obligation of an institution.

The “Spanish Bail-in Power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in Spain, relating to the transposition of the BRRD, as amended from time to time, including but not limited to (i) Law 11/2015, as amended from time to time; (ii) RD 1012/2015, as amended from time to time; (iii) the SRM

Regulation, as amended from time to time; and (iv) any other instruments, rules or standards made in connection with either (i), (ii) or (iii), pursuant to which any obligation of an institution can be reduced (which may result in the reduction of the relevant claim to zero), cancelled, modified, transferred or converted into shares, other securities, or other obligations of such institution or any other person (or suspended for a temporary period).

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

In addition to the Spanish Bail-in Power, the BRRD and Law 11/2015 provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments at the point of non-viability (“Non-Viability Loss Absorption”) of an institution or a group. The point of non-viability of an institution is the point at which the Relevant Spanish Resolution Authority determines that the institution meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Spanish Bail-in Power or any other resolution tool or power (where the conditions for resolution referred to above are met).

Any application of the Spanish Bail-in Power or Non-Viability Loss Absorption under the BRRD shall be in accordance with the hierarchy of claims in normal insolvency proceedings (unless otherwise provided by the laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then applicable to the Bank and/or the Group, including, without limitation to the generality of the foregoing, CRD IV, the BRRD and those regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then in effect in Spain (whether or not such requirements, guidelines or policies have the force of law and whether or not they are applied generally or specifically to the Bank and/or the Group)).

To the extent that any resulting treatment of a holder of the Bank’s securities pursuant to the exercise of the Spanish Bail-in Power or Non-Viability Loss Absorption is less favorable than would have been the case under such hierarchy in normal insolvency proceedings, a holder of such affected securities would have a right to compensation under the BRRD based on an independent valuation of the institution. Any such compensation is unlikely to compensate that holder for the losses it has actually incurred and there is likely to be a considerable delay in the recovery of such compensation. Compensation payments (if any) are also likely to be made considerably later than when amounts may otherwise have been due under the affected securities.

The powers set out in the BRRD as implemented through Law 11/2015 and RD 1012/2015 impact how credit institutions and investment firms are managed, as well as, in certain circumstances, the rights of creditors. Pursuant to Law 11/2015, holders of, among others, unsecured debt securities, subordinated obligations and shares issued by us may be subject to, among other things, a write-down and/or conversion into equity or other securities or obligations on any application of the Spanish Bail-in Power and in the case of capital instruments may also be subject to any Non-Viability Loss Absorption. The exercise of any such powers (or any of the other resolution powers and tools) may result in such holders of such securities losing some or all of their investment or otherwise having their rights under such securities adversely affected. Such exercise could also involve modifications to, or the disapplication of, provisions in the terms and conditions of certain securities including alteration of the principal amount or any interest payable on debt instruments, the maturity date or any other dates on which payments may be due, as well as the suspension of payments for a certain period. As a result, the exercise of the Spanish Bail-in Power or, where applicable, the Non-Viability Loss Absorption with respect to such securities or the taking by an authority of any other action, or any suggestion that the exercise or taking of any such action may happen, could materially adversely affect the rights of holders of such securities, the market price or value or trading behavior of our securities and/or the ability of the Bank to satisfy its obligations under any such securities.

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

In addition, the EBA’s preparation of certain regulatory technical standards and implementing technical standards to be adopted by the European Commission and certain other guidelines is pending. These acts could be potentially relevant to determining when or how a Relevant Spanish Resolution Authority may exercise the Spanish Bail-in Power. The pending acts include guidelines on the treatment of shareholders in bail-in or the write-down and conversion of capital instruments, and on the rate of conversion of debt to equity or other securities or obligations in any bail-in. No assurance can be given that, once adopted, these standards will not be detrimental to the rights under, and the value of unsecured debt securities, subordinated obligations and shares issued by us.

Any failure by the Bank and/or the Group to comply with its minimum requirement for own funds and eligible liabilities (MREL) could have a material adverse effect on the Bank’s business, financial condition and results of operations

The BRRD prescribes that banks shall hold a minimum level of own funds and eligible liabilities in relation to total liabilities (“MREL”). According to Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016 (the “MREL Delegated Regulation”), the level of own funds and eligible liabilities required under MREL will be set by the resolution authority for each bank (and/or group) based on, among other things, the criteria set forth in Article 45.6 of the BRRD, including the systemic importance of the institution. Eligible liabilities may be senior or subordinated, provided that, among other requirements, they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted by the resolution authority of a Member State under that law or through contractual provisions.

The MREL requirement came into force on January 1, 2016. However, the EBA has recognized the impact which this requirement may have on banks’ funding structures and costs, and the MREL Delegated Regulation states that the resolution authorities shall determine an appropriate transitional period but that this shall be as short as possible. As part of the EU Banking Reforms, the European Commission published on November 23, 2016 a Proposal for a Directive of the European Parliament and the Council on amendments to the BRRD as regards the ranking of unsecured debt instruments in the insolvency hierarchy (the “MREL Proposal”). The MREL Proposal proposes to harmonize national laws on recovery and resolution of credit institutions and investment firms, in particular as regards their loss-absorbency and recapitalization capacity in resolution, and proposes the creation of a new asset class of “non-preferred” senior debt that should only be bailed-in after other capital instruments but before other senior liabilities. The MREL Proposal anticipates that Member States will transpose the proposed amendments into the BRRD in their national laws by approximately June 2017 and that banks to which the amendments apply will have to comply with the amended rules by approximately July 2017.

The EU Banking Reforms establish the new conditions that would need to be met by an instrument so that it can be considered as an eligible liability and which would then be used to comply with MREL requirements. In addition, the EU Banking Reforms establish some exemptions which could allow outstanding senior debt instruments to be used to comply with MREL requirements. However, there is uncertainty regarding the final form of the EU Banking Reforms insofar as such eligibility is concerned and how those regulations and exemptions are to be interpreted and applied. This uncertainty may impact upon the ability of the Bank to comply with its MREL requirements (at both individual and consolidated levels) on due date.

On November 9, 2015, the FSB published its final Total Loss-Absorbing Capacity (“TLAC”) Principles and Term Sheet (the “TLAC Principles and Term Sheet”), proposing that G-SIBs maintain significant minimum amounts of liabilities that are subordinated (by law, contract or structurally) to certain prior-ranking liabilities, such as guaranteed insured deposits, and forming a new standard for G-SIBs. The TLAC Principles and Term Sheet contain a set of principles on loss-absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet for the implementation of these principles in the form of an internationally agreed standard. The FSB will undertake a review of the technical implementation of the TLAC Principles and Term Sheet by the end of 2019. The TLAC Principles and Term Sheet require a minimum TLAC requirement to be determined individually for each G-SIB at the greater of (a) 16% of risk-weighted assets as of January 1, 2019 and 18% as of January 1, 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measured as of January 1, 2019, and 6.75% as of January 1, 2022. The Bank is no longer classified as a G-SIB by the FSB with effect from January 1, 2017. However, if the Bank were to be so classified in the future or if TLAC requirements as set out below are adopted and implemented in Spain and extended to non-G-SIBs through the imposition of similar MREL requirements, then this could create additional minimum requirements for the Bank.

In this regard, the EBA submitted on December 14, 2016 a final report on the implementation and design of the MREL framework (the “EBA MREL Report”), which contains a number of recommendations to amend the current MREL framework. Additionally, the EU Banking Reforms contain the legislative proposal of the European Commission for the amendment of the MREL framework and the implementation of the TLAC standards. The EU Banking Reforms propose the amendment of a number of aspects of the MREL framework to align it with the TLAC standards included in the TLAC Principles and Term Sheet. To maintain coherence between the MREL rules applicable to G-SIBs and those applicable to non-G-SIBs, the EU Banking Reforms also propose a number of changes to the MREL rules applicable to non-G-SIBs. While the EU Banking Reforms propose for a minimum harmonized or “Pillar 1” MREL requirement for G-SIBs, in the case of non-G-SIBs, it is proposed that MREL requirements will be imposed on a bank-specific basis. For G-SIBs, it is also proposed that a supplementary or “Pillar 2” MREL requirement may be further imposed on a bank-specific basis. The EU Banking Reforms further provide for the resolution authorities to give guidance to an institution to have own funds and eligible liabilities in excess of the requisite levels for certain purposes.

If the Relevant Spanish Resolution Authority finds that there could exist any obstacles to resolvability by the Bank and/or the Group, a higher MREL requirement could be imposed.

Neither the BRRD nor the MREL Delegated Regulation provides details on the implications of a failure by an institution to comply with its MREL requirement. However, the EU Banking Reforms propose that this be addressed by the relevant authorities on the basis of their powers to address or remove impediments to resolution, the exercise of their supervisory powers under the CRD IV Directive, early intervention measures, and administrative penalties and other administrative measures.

Furthermore, in accordance with the EBA MREL Report, the EBA recommends that resolution authorities and competent authorities should engage in active monitoring of compliance with their respective requirements and considers that (i) the powers of resolution authorities to respond to a breach of MREL should be enhanced (which would require resolution authorities to be given the power to require the preparation and execution of an MREL restoration plan, to use their powers to address impediments to resolvability, to request that distribution restrictions be imposed on an institution by a competent authority and to request a joint restoration plan in cases where an institution breaches both MREL and minimum capital requirements); (ii) competent authorities should also respond to breaches of minimum capital requirements and MREL; (iii) resolution authorities should assume a lead role in responding to a failure to issue or roll over MREL-eligible debt leading to a breach of MREL; (iv) if there are both losses and a failure to roll over or issue MREL-eligible debt, both the relevant resolution authority and relevant competent authority should attempt to agree on a joint restoration plan (provided that both authorities believe that the institution is not failing or likely to fail); and (v) resolution and competent authorities should closely cooperate and coordinate. The EU Banking Reforms also provide for resolution and competent authorities to consult each other in the exercise of their respective powers in relation to any breaches of MREL. In addition, under the EBA Guidelines on triggers for use of early intervention measures of May 8, 2015 a significant deterioration in the amount of eligible liabilities and own funds held by an institution for the purposes of meeting its MREL requirements may put an institution in a situation where conditions for early intervention are met, which may result in the application by the competent authority of early intervention measures.

Further, as outlined in the EBA MREL Report, the EBA’s recommendation is that an institution will not be able to use the same CET 1 capital to meet both MREL and the combined buffer requirements. In addition, the EU Banking Reforms provide that, in the case of the own funds of an institution that may otherwise contribute to the combined buffer requirement where there is any shortfall in MREL, this will be considered as a failure to meet the combined buffer requirement such that those own funds will automatically be used instead to meet that institution’s MREL requirement and will no longer count towards its combined buffer requirement. Accordingly, this could trigger a limit on discretionary payments (see “— Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”). Additionally, if the Relevant Spanish Resolution Authority finds that there could exist any obstacles to resolvability by the Bank and/or the Group, a higher MREL requirement could be imposed.

Moreover, with respect to the EU Banking Reforms, there are uncertainties concerning how the subsidiaries of the Group would be treated for purposes of determining the resolution group of the Bank and the applicable MREL requirements, which may lead to a situation where the consolidated MREL requirement of the Bank would not fully reflect its multiple-point-of-entry resolution strategy.

Any failure by the Bank and/or the Group to comply with its MREL requirement may have a material adverse effect on the Bank’s business, financial conditions and results of operations and could result in the imposition of restrictions or prohibitions on discretionary payments by the Bank, including the payment of dividends and distributions relating to Additional Tier 1 instruments. There can also be no assurance as to the relationship between the “Pillar 2” additional own funds requirements, the “combined buffer requirement”, the MREL requirement once implemented in Spain and the restrictions or prohibitions on discretionary payments.

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

The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in securities issued by the Group or other issuers (including secondary market transactions) in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside the participating Member States. Generally, it would apply to certain dealings in securities where at least one party is a financial institution and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

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

In 2015, Law 11/2015 and RD 1012/2015 established a requirement for Spanish credit institutions, including BBVA, to make at least an annual ordinary contribution to the National Resolution Fund (Fondo de Resolución Nacional), payable on request of the FROB. The total amount of contributions to be made to the National Resolution Fund by all Spanish banking entities must equal at least 1% of the aggregate amount of all deposits guaranteed by the Deposit Guarantee Fund by December 31, 2024. The contribution will be adjusted to the risk profile of each institution in accordance with the criteria set out in RD 1012/2015. The FROB may, in addition, collect extraordinary contributions.

Furthermore, Law 11/2015 also established in 2015 an additional charge (tasa) which shall be used to further fund the activities of the FROB, in its capacity as a resolution authority, which charge shall equal 2.5% of the above annual ordinary contribution to be made to the National Resolution Fund.

In addition, since 2016, the Bank has been required to make contributions directly to the EU Single Resolution Fund, once the National Resolution Fund has been integrated into it, and will have to pay supervisory fees to the SSM and the SRM. See “—Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on the Bank’s business, financial condition and results of operations”.

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

The SSM is intended to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Framework Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular the direct supervision of the largest European banks (including the Bank), on November 4, 2014.

The SSM represents a significant change in the approach to bank supervision at a European and global level, even if it is not expected to result in any radical change in bank supervisory practices in the short term. The SSM has resulted in the direct supervision by the ECB of the largest financial institutions, including the Bank, and indirect supervision of around 3,500 financial institutions. The new supervisor is one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that form part of the SSM. Several steps have already been taken in this regard, such as the publication of the Supervisory Guidelines and the creation of the SSM Framework Regulation. In addition, the SSM represents an extra cost for the financial institutions that fund it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost. The SRM Regulation, which was passed on July 15, 2014 and took legal effect from January 1, 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund. The new Single Resolution Board started operating on January 1, 2015 and fully assumed its resolution powers on January 1, 2016. The Single Resolution Fund has also been in place since January 1, 2016, funded by contributions from European banks in accordance with the methodology approved by the Council of the European

Union. The Single Resolution Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s total liabilities including own funds has been applied to cover capital shortfalls (in line with the BRRD).

By allowing for the consistent application of EU banking rules through the SSM, the banking union is expected to help resume momentum toward economic and monetary union. In order to complete such union, a single deposit guarantee scheme is still needed, which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as the Bank’s main supervisory authority may have a material effect on the Bank’s business, financial condition and results of operations. In particular, the BRRD and Directive 2014/49/EU of the European Parliament and the Council of April 16, 2014 on deposit guarantee schemes were published in the Official Journal of the EU on June 12, 2014. The BRRD was implemented into Spanish law through Law 11/2015 and RD 1012/2015. In addition, on January 29, 2014, the European Commission released its proposal on the structural reforms of the European banking sector, which will impose new constraints on the structure of European banks. The proposal is aimed at ensuring the harmonization between the divergent national initiatives in Europe. It includes a prohibition on proprietary trading similar to that contained in Section 619 of the Dodd-Frank Act (also known as the Volcker Rule) and a mechanism to potentially require the separation of trading activities (including market-making), such as in the Financial Services (Banking Reform) Act 2013, complex securitizations and risky derivatives.

There can be no assurance that regulatory developments related to the EU fiscal and banking union, and initiatives undertaken at the EU level, will not have a material adverse effect on the Bank’s business, financial condition and results of operations.

The Group’s anti-money laundering and anti-terrorism policies may be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing

Group companies are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Although the Group believes that its current policies and procedures are sufficient to comply with applicable rules and regulations, it cannot guarantee that its anti-money laundering and anti-terrorism financing policies and procedures will not be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing. Any of such events may have severe consequences, including sanctions, fines and, notably, reputational consequences, which could have a material adverse effect on the Group’s financial condition and results of operations.

The Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs

The Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, its operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the EU and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Bank’s business, the Bank may deal with entities the employees of which are considered government officials. In addition, economic sanctions programs restrict the Bank’s business dealings with certain sanctioned countries, individuals and entities.

Although the Bank has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that its employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which it or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on the Bank, limits being placed on the Bank’s activities, the Bank’s authorizations and licenses being revoked, damage to the Bank’s reputation and other consequences that could have a material adverse effect on the Bank’s business, results of operations and financial condition. Further, litigation or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows

The Bank’s operations are subject to regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in the various jurisdictions outside Spain where it operates. Regulations in certain jurisdictions where the Bank operates differ in a number of material respects from equivalent regulations in Spain. For example, local regulations may require the Bank’s subsidiaries and affiliates to meet capital requirements that are different from those applicable to the Bank as a Spanish bank, they may prohibit certain activities permitted to be undertaken by the Bank in Spain or they may require certain approvals to be obtained in connection with such subsidiaries and affiliates’ activities. Changes in regulations may have a material effect on the Group’s business and operations, particularly changes affecting Mexico, the United States, Venezuela, Argentina or Turkey, which are the Group’s most significant jurisdictions by assets other than Spain.

Furthermore, the governments in certain regions where the Group operates have exercised, and continue to exercise, significant influence over the local economy. Governmental actions, including changes in laws or regulations or in the interpretation of existing laws or regulations, concerning the economy and state-owned enterprises, or otherwise affecting the Group’s activity, could have a significant effect on the private sector entities in general and on the Bank’s subsidiaries and affiliates in particular. In addition, the Group’s activities in emerging economies, such as Venezuela, are subject to a heightened risk of changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, exchange controls, government restrictions on dividends and tax policies. Any of these risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

The Bank’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfill its commitments to lend could be affected through limited access to liquidity (including government and central bank facilities). In such extreme circumstances, the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

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

Withdrawals of deposits or other sources of liquidity may make it more difficult or costly for the Group to fund its business on favorable terms or cause the Group to take other actions

Historically, one of the Group’s principal sources of funds has been savings and demand deposits. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest-rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside the Group’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors’ funds) or competition from investment funds or other products. The recent introduction of a national tax on outstanding deposits could be negative for the Group’s activities in Spain. Moreover, there can be no assurance that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which the Group operates, the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets. In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, there can be no assurance that the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets or taking additional deleverage measures.

Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities

The liquidity coverage ratio (“LCR”) is a quantitative liquidity standard developed by the BCBS to ensure that those banking organizations to which this standard is to apply have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The final standard was announced in January 2013 by the BCBS and, since January 2015, is being phased-in until 2019. Currently the banks to which this standard applies must comply with a minimum LCR requirement of 70% and gradually increase the ratio by 10 percentage points per year to reach 100% by January 2019.

The BCBS’s net stable funding ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their on- and off-balance sheet activities that reduces the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that could increase the risk of its failure. The BCBS contemplates that the NSFR, including any revisions, will be implemented by member countries as a minimum standard by January 1, 2018, with no phase-in scheduled. The EU Banking Reforms propose the introduction of a harmonized binding requirement for the NSFR across the EU that will apply two years after the date of entry into force of the amending regulation at a level of 100%.

Various elements of the LCR and the NSFR, as they are implemented by national banking regulators and complied with by the Bank, may cause changes that affect the profitability of business activities and require changes to certain business practices, which could expose the Bank to additional costs (including increased compliance costs) or have a material adverse effect on the Bank’s business, financial condition or results of operations. These changes may also cause the Bank to invest significant management attention and resources to make any necessary changes.

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

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets

The Group’s commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Provisions for Pensions and Similar Obligations” in its consolidated balance sheets included in the Consolidated Financial Statements. For more information please see Note 25 to the Consolidated Financial Statements.

The Group faces liquidity risk in connection with its ability to make payments on its unfunded commitments with personnel, which it seeks to mitigate, with respect to post-employment benefits, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. The Group seeks to mitigate liquidity risk with respect to early retirements and post-employment welfare benefits through oversight by the Assets and Liabilities Committee (“ALCO”) of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk resulting from the payments of these commitments. These assets are government and covered bonds which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. Should BBVA fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Bank is dependent on its credit ratings and any reduction of its credit ratings could materially and adversely affect the Group’s business, financial condition and results of operations

The Bank is rated by various credit rating agencies. The Bank’s credit ratings are an assessment by rating agencies of its ability to pay its obligations when due. Any actual or anticipated decline in the Bank’s credit ratings to below investment grade or otherwise may increase the cost of and decrease the Group’s ability to finance itself in the capital markets, secured funding markets (by affecting its ability to replace downgraded assets with better-rated ones), or interbank markets, through wholesale deposits or otherwise, harm its reputation, require it to replace funding lost due to the downgrade, which may include the loss of customer deposits, and make third parties less willing to transact business with the Group or otherwise materially adversely affect its business, financial condition and results of operations. Furthermore, any decline in the Bank’s credit ratings to below investment grade or otherwise could breach certain agreements or trigger additional obligations under such agreements, such as a requirement to post additional collateral, which could materially adversely affect the Group’s business, financial condition and results of operations.

Highly-indebted households and corporations could endanger the Group’s asset quality and future revenues

In recent years, households and businesses have reached a high level of indebtedness, particularly in Spain, which has created increased risk in the Spanish banking system. In addition, the high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to upward movements in interest rates and the profitability of the loans more vulnerable to interest rate decreases. Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on the Group’s loan portfolio and, as a result, on its financial condition and results of operations. Moreover, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, reducing the number of new products that the Group may otherwise be able to sell to them and limiting the Group’s ability to attract new customers who satisfy its credit standards, which could have an adverse effect on the Group’s ability to achieve its growth plans.

The Group depends in part upon dividends and other funds from subsidiaries

Some of the Group’s operations are conducted through its financial services subsidiaries. As a result, the Bank’s ability to pay dividends, to the extent the Bank decides to do so, depends in part on the ability of the Group’s subsidiaries to generate earnings and to pay dividends to BBVA. Payment of dividends, distributions and advances by the Group’s subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from the Group’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, the Bank’s right to receive any assets of any of the Group’s subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of subsidiaries’ creditors, including trade creditors. The Group also has to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends (see “—Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”).

Business and Industry Risks

The Group faces increasing competition in its business lines

The markets in which the Group operates are highly competitive and this trend will likely continue with new business models likely to be developed in coming years which impact is unforeseeable. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which the Group must now compete.

The Group also faces competition from non-bank competitors, such as payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies, and public debt.

There can be no assurance that this competition will not adversely affect the Group’s business, financial condition and results of operations.

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

The Group’s results of operations could also be negatively affected by acquisition or divestiture-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions or divestitures, including claims from terminated employees, customers or third parties, and the Group may be liable for future or existing litigation and claims related to the acquired business or divestiture because either the Group is not indemnified for such claims or the indemnification is insufficient. These effects could cause the Group to incur significant expenses and could materially adversely affect its business, financial condition and results of operations.

The Group is party to lawsuits, tax claims and other legal proceedings

Due to the nature of the Group’s business, the Bank and its subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world, the financial outcome of which is unpredictable, particularly where the claimants seek unspecified or undeterminable damages, or where the cases argue novel legal theories, involve a large number of parties or are at early stages of discovery. An adverse outcome or settlement in these proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, cash flows, results of operations and reputation.

In addition, responding to the demands of litigation may divert management’s time and attention and financial resources. While the Group has provisioned such risks based on its assessment of such matters and in accordance with applicable accounting rules, it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could exceed the amount of provisions made for such risks, which, in turn, could have a material adverse effect on the Group’s business, financial condition and results of operations. See “Item 8. Financial information—Consolidated Statements and Other Financial Information—Legal proceedings” and Note 24 to the Bank’s Consolidated Financial Statements for additional information on the Group’s legal, regulatory and arbitration proceedings.

The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations

The Group operates commercial banks and insurance and other financial services companies in various countries and its overall success as a global business depends upon its ability to succeed in differing economic, social and political conditions. The Group is particularly sensitive to developments in Mexico, the United States, Turkey and Argentina, which represented 12.63%, 11.42%, 11.61% and 1.25% of the Group’s assets as at December 31, 2016, respectively.

The Group is confronted with different legal and regulatory requirements in many of the jurisdictions in which it operates. See “— Legal, Regulatory and Compliance Risks—Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows”. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. The Group’s international operations may also expose it to risks and challenges which its local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, political risk which may be particular to foreign investors and limitations on the distribution of dividends.

The Group’s presence in locations such as the Latin American markets or Turkey requires it to respond to rapid changes in market conditions in these countries and exposes the Group to increased risks relating to emerging markets. See “— Macroeconomic Risks—The Group may be materially adversely affected by developments in the emerging markets where it operates”. There can be no assurance that the Group will succeed in developing and implementing policies and strategies that are effective in each country in which it operates or that any of the foregoing factors will not have a material adverse effect on its business, financial condition and results of operations.

Financial, Reporting and Other Operational Risks

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

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2014 to the date of this Annual Report were the following:

2017

On March 22, 2017, we acquired 41,790,000,000 shares (in the aggregate) of Garanti (amounting to 9.95% of the total issued share capital of Garanti) from Doğuş Holding A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş., under certain agreements entered into on February 21, 2017, at a purchase price of 7.95 Turkish Liras (“TL”) per share (approximately 3,322 million TL or €859 million in the aggregate).

Following the completion of this acquisition, the shareholding structure of Garanti is approximately as follows:

Shareholders’ stakes
BBVA	49.85%
Doğuş Holding A.Ş.	0.05%
Rest	50.10%

Total	100%

2016

In 2016 there were no significant capital expenditures.

2015

Acquisition of an additional 14.89% of Garanti

On July 27, 2015, we acquired 62,538,000,000 shares (in the aggregate) of Garanti from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, under certain agreements entered into on November 19, 2014. The total price effectively paid by BBVA amounted to 8.765 TL per batch of 100 shares, amounting to approximately TL 5,481 million and €1,857 million applying a 2.9571 TL/EUR exchange rate.

Following this acquisition, we held 39.90% of Garanti’s share capital and started to fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity. On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “— 2017” above.

In accordance with the IFRS-IASB accounting rules, at the date of achieving effective control over Garanti, BBVA had to measure at fair value its previously acquired stake of 25.01% in Garanti (classified as a joint venture accounted for under the equity method). This resulted in a negative impact in “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” in the consolidated income statement of the BBVA Group for the year ended December 31, 2015, which resulted, in turn, in a net negative impact in the “Profit attributable to parent company” of the BBVA Group in 2015 amounting to €1,840 million. Such accounting impact did not result in any additional cash outflow from BBVA. Most of this impact resulted from the depreciation of the TL against the Euro since the acquisition by BBVA of such stake until the date of achieving such effective control.

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

2014

In 2014 there were no significant capital expenditures.

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and in affiliates. The main capital divestitures from 2014 to the date of this Annual Report were the following:

2016

In 2016 there were no significant capital divestitures.

2015

Sale of the participation in Citic International Financial Holdings Limited (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its 29.68% participation in Citic International Financial Holdings Limited ( “CIFH”) to China CITIC Bank Corporation Limited (“CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. On August 27, 2015, BBVA completed the sale of this participation. The selling price of HK$8,162 million was registered under “Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

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

In addition to the sale of this 4.9% stake, the BBVA Group made various sales of CNCB shares in the market during 2015. In total, a participation of 6.34% in CNCB was sold during 2015. The impact of these sales on the Consolidated Financial Statements of the BBVA Group was a gain, net of taxes, of approximately €705 million in 2015. This gain, gross of taxes, was recognized under “Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement for 2015. See Note 50 to our Consolidated Financial Statements for additional information.

2014

In 2014 there were no significant capital divestitures.

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

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as holdings in some of Spain’s leading companies and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles. With respect to 2015, it also comprises the capital gains resulting from the sale of an aggregate 6.34% stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the negative goodwill generated from the acquisition of Catalunya Banc.

The information presented below as of and for the year ended December 31, 2014 has been recast to reflect our current operating segments (see “Presentation of Financial Information” and Note 6 to the Consolidated Financial Statements).

The breakdown of the Group’s total assets by operating segments as of December 31, 2016, 2015 and 2014 is as follows:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Banking Activity in Spain	332,642	339,775	318,431
Real Estate Activity in Spain	13,713	17,122	17,168
Turkey (1)	84,866	89,003	22,342
Rest of Eurasia	18,980	23,469	22,325
Mexico	93,318	99,594	93,834
South America	77,918	70,661	84,364
United States	88,902	86,454	69,261
Subtotal Assets by Operating Segment	710,339	726,079	627,765

Corporate Center and other adjustments (2)	21,517	23,776	4,177

Total Assets BBVA Group	731,856	749,855	631,942

(1)	The information as of December 31, 2014 is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti as of such dates. See Note 3 to the Consolidated Financial Statements.
(2)	As of December 31, 2014, other adjustments include adjustments made to account for the fact that, in the Consolidated Financial Statements, Garanti was previously accounted for using the equity method until the acquisition of an additional 14.89% rather than using the management criteria referred to above. As of December 31, 2015, there were some adjustments related to the ALCO management between the Corporate Center and the operating segments.

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2016, 2015 and 2014:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2016	2015(1)	2014(1)	2016	2015(1)	2014(1)
	(In Millions of Euros)			(In Percentage)
Banking Activity in Spain	912	1,085	894	21.3	23.8	22.9
Real Estate Activity in Spain	(595)	(496)	(889)	(13.9)	(10.9)	(22.8)
Turkey (2)	599	371	310	14.0	8.2	8.0
Rest of Eurasia	151	75	255	3.5	1.6	6.5
Mexico	1,980	2,094	1,903	46.3	46.0	48.7
South America	771	905	1,001	18.0	19.9	25.6
United States	459	517	428	10.7	11.4	11.1

Subtotal operating segments	4,276	4,551	3,903	100.00	100.00	100.00

Corporate Center	(801)	(1,910)	(1,285)

Profit attributable to parent company	3,475	2,642	2,618

(1)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain segment. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain segment during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 has been retrospectively revised to reflect the reclassification of these expenses.
(2)	The information for the year ended December 31, 2014 and with respect to 2015, until July 2015, is presented under management criteria, pursuant to which Garanti’s results have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started consolidating 100% of the Garanti group. See Note 3 to the Consolidated Financial Statements.

The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2016, 2015 and 2014 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey (1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments (2) (4)	BBVA Group
	(In Millions of Euros)
2016
Net interest income	3,883	60	3,404	166	5,126	2,930	1,953	(461)	17,059	—	17,059
Gross income	6,445	(6)	4,257	491	6,766	4,054	2,706	(60)	24,653	—	24,653
Net margin before provisions (3)	2,846	(130)	2,519	149	4,371	2,160	863	(916)	11,862	—	11,862
Operating profit /(loss) before tax	1,278	(743)	1,906	203	2,678	1,552	612	(1,094)	6,392	—	6,392

Profit	912	(595)	599	151	1,980	771	459	(801)	3,475	—	3,475

2015
Net interest income	4,001	71	2,194	183	5,387	3,202	1,811	(424)	16,426	(404)	16,022
Gross income	6,804	(28)	2,434	473	7,081	4,477	2,631	(192)	23,680	(318)	23,362
Net margin before provisions (3)	3,358	(154)	1,273	121	4,459	2,498	825	(1,017)	11,363	(109)	11,254
Operating profit /(loss) before tax	1,548	(716)	853	111	2,772	1,814	685	(1,187)	5,879	(1,276)	4,603

Profit	1,085	(496)	371	75	2,094	905	517	(1,910)	2,642	—	2,642

2014
Net interest income	3,830	(34)	735	189	4,906	4,699	1,443	(651)	15,116	(734)	14,382
Gross income	6,621	(211)	944	736	6,513	5,191	2,137	(575)	21,356	(631)	20,725
Net margin before provisions (3)	3,585	(357)	550	393	4,100	2,875	640	(1,380)	10,405	(240)	10,166
Operating profit /(loss) before tax	1,272	(1,275)	392	320	2,508	1,951	561	(1,666)	4,063	(83)	3,980

Profit	894	(889)	310	255	1,903	1,001	428	(1,285)	2,618	—	2,618

(1)	The information for the year ended December 31, 2014 and with respect to 2015, until July 2015, is presented under management criteria, pursuant to which Garanti’s results have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started consolidating 100% of the Garanti group. See Note 3 to the Consolidated Financial Statements.
(2)	Other adjustments include adjustments made to account for the fact that, until July 2015, in the Consolidated Financial Statements Garanti was accounted for using the equity method rather than using the management criteria referred to above.
(3)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation”.
(4)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain segment. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain segment during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 has been retrospectively revised to reflect the reclassification of these expenses.

The following tables set forth information relating to the balance sheet of the main operating segments as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016
	Banking Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States
	(In Millions of Euros)
Total Assets	332,642	84,866	18,980	93,318	77,918	88,902
Loans and advances to customers	187,313	57,941	15,709	47,938	50,333	62,000
Of which:
Residential mortgages	81,659	6,135	2,432	8,410	11,441	12,913
Consumer finance	7,075	13,860	231	11,286	10,527	7,412
Loans	5,308	8,925	217	6,630	7,781	6,837
Credit cards	1,767	4,935	15	4,656	2,745	575
Loans to enterprises	43,418	32,732	12,340	18,684	21,495	32,864
Loans to public sector	18,262	—	57	3,862	685	4,594
Total Liabilities	321,887	75,798	17,579	89,244	73,425	84,719
Customer deposits	177,143	47,244	12,796	50,571	47,684	65,760
Current and savings accounts	98,949	9,515	4,442	31,112	23,369	49,430
Time deposits	67,097	33,096	8,174	7,048	20,509	13,765
Other customer funds	5,164	—	107	5,324	4,456	—
Total Equity	10,755	9,068	1,401	4,074	4,493	4,183

	As of December 31, 2015
	Banking Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States
	(In Millions of Euros)
Total Assets	339,775	89,003	23,469	99,594	70,661	86,454
Loans and advances to customers	192,068	57,768	16,143	49,075	44,970	60,599
Of which:
Residential mortgages	85,029	6,215	2,614	9,099	9,810	13,182
Consumer finance	6,126	14,156	322	11,588	9,278	7,364
Loans	4,499	9,010	305	6,550	6,774	6,784
Credit cards	1,627	5,146	17	5,037	2,504	580
Loans to enterprises	43,149	31,918	12,619	18,160	19,896	31,882
Loans to public sector	20,798	—	216	4,197	630	4,442
Total Liabilities	329,195	83,246	22,319	93,413	66,287	82,413
Customer deposits	185,471	47,148	15,053	49,553	41,998	63,715
Current and savings accounts	81,218	9,697	5,031	32,165	21,011	45,717
Time deposits	78,403	33,695	9,319	7,049	16,990	14,456
Other customer funds	14,906	—	609	5,738	4,031	—
Total Equity	10,581	5,757	1,150	6,181	4,374	4,041

	As of December 31,
	2014
	Banking Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States
	(In Millions of Euros)
Total Assets	318,431	22,342	22,325	93,874	84,364	69,261
Loans and advances to customers	174,201	13,635	15,795	46,829	52,920	49,667
Of which:
Residential mortgages	74,508	1,413	2,779	9,272	9,622	11,876
Consumer finance	5,270	3,653	490	10,902	13,575	5,812
Loans	3,946	2,402	475	5,686	9,336	5,291
Credit cards	1,324	1,252	15	5,216	4,239	522
Loans to enterprises	37,224	7,442	11,119	16,707	20,846	25,202
Loans to public sector	22,833	—	234	4,295	650	3,706
Total Liabilities	309,216	21,839	19,138	45,937	78,395	66,052
Customer deposits	154,264	11,626	11,042	45,937	56,370	51,394
Current and savings accounts	61,437	2,151	3,221	28,014	35,268	38,863
Time deposits	70,521	7,860	7,341	28,014	16,340	11,231
Other customer funds	9,207	—	376	6,426	5,012	—
Total Equity	9,214	503	3,186	6,368	5,969	3,209

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Total Assets	332,642	339,775	318,431
Loans and advances to customers	187,313	192,068	174,201
Of which:
Residential mortgages	81,659	85,029	74,508
Consumer finance	7,075	6,126	5,270
Loans	5,308	4,499	3,946
Credit cards	1,767	1,627	1,324
Loans to enterprises	43,418	43,149	37,224
Loans to public sector	18,262	20,798	22,833
Customer deposits	177,143	185,471	154,264
Of which:
Current and savings accounts	98,949	81,218	61,437
Time deposits	67,097	78,403	70,521
Other customer funds	5,164	14,906	9,207
Assets under management	56,147	54,504	50,497
Of which:
Mutual funds	32,648	31,484	28,444
Pension funds	23,448	22,897	21,879
Other placements	51	123	174

Loans and advances to customers of this operating segment as of December 31, 2016 amounted to €187,313 million, a 2.5% decrease compared with the €192,068 million recorded as of December 31, 2015, mainly as a result of a €3,370 million decrease in residential mortgages and, to a lesser extent, due to a €2,535 million decrease in loans to the public sector, partially offset by a €2,505 million increase in repurchase agreements and other loans.

Customer deposits of this operating segment as of December 31, 2016 amounted to €177,143 million, a 4.5% decrease compared with the €185,471 million recorded as of December 31, 2015, mainly due to the decrease in time deposits, partially offset by an increase in current and saving accounts.

Mutual funds of this operating segment as of December 31, 2016 amounted to €32,648 million, a 3.7% increase compared with the €31,484 million recorded as of December 31, 2015. mainly as a result of increased activity during the year, encouraged by the low return on deposits and the improvement of markets. Pension funds of this operating segment as of December 31, 2016 amounted to €23,448 million, a 2.4% increase compared with the €22,897 million recorded as of December 31, 2015.

This operating segment’s non-performing asset ratio decreased to 5.8% as of December 31, 2016, from 6.6% as of December 31, 2015, mainly due to the improvement in credit quality, as well as due to a strong rate of recoveries during 2016. This operating segment’s non-performing assets coverage ratio decreased to 53.4% as of December 31, 2016, from 59.5% as of December 31, 2015.

Real Estate Activity in Spain

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and foreclosed real estate assets.

The Group’s exposure to the real estate sector in Spain, including loans and advances to customers and foreclosed assets, has declined over recent years. As of December 31, 2016, the balance stood at €10,307 million, 16.8% lower than as of December 31, 2015. Non-performing assets of this segment have continued to decline and as of December 31, 2016 were 12.4% lower than as of December 31, 2015. The coverage of non-performing and potential problem loans of this segment decreased to 59.4% as of December 31, 2016, compared with 63.4% as of December 31, 2015 of the total amount of real-estate assets in this operating segment.

The number of real estate assets sold amounted to 21,554 units in 2016, 2.2% higher than in 2015.

Turkey

This operating segment reflects BBVA’s stake in the Turkish bank Garanti. Following management criteria, assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when we acquired an additional 14.89% and we began to fully consolidate the Garanti group. See “—History and Development of the Company—Capital expenditures—2017” for information on the new purchase agreement entered into with Doğuş Holding A.Ş. and Doğuş Araştirma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on February 21, 2017.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Total Assets	84,866	89,003	22,342
Loans and advances to customers	57,941	57,768	13,635
Of which:
Residential mortgages	6,135	6,215	1,413
Consumer finance	13,860	14,156	3,653
Loans	8,925	9,010	2,402
Credit cards	4,935	5,146	1,252
Loans to enterprises	32,732	31,918	7,442
Loans to public sector	—	—	—
Customer deposits	47,244	47,148	11,626
Of which:
Current and savings accounts	9,515	9,697	2,151
Time deposits	33,096	33,695	7,860
Assets under management	3,753	3,620	882
Of which:
Mutual funds	1,192	1,243	344
Pension funds	2,561	2,378	538

During 2016, the Turkish lira depreciated against the euro in average terms from 3.0246 liras/€ in 2015 to 3.3427 liras/€ in 2016. In addition, there was a year-on-year depreciation of the Turkish lira from 3.1765 liras/€ as of December 31, 2015 to 3.7072 liras/€ as of December 31, 2016. The effect of these changes on exchange rates was negative for both the year-on-year comparison of the Group’s income statement and the year-on-year comparison of the Group’s balance sheet.

Loans and advances to customers of this operating segment as of December 31, 2016 amounted to €57,941 million, a 0.3% increase compared with the €57,768 million recorded as of December 31, 2015.

Customer deposits of this operating segment as of December 31, 2016 amounted to €47,244 million, a 0.2% increase compared with the €47,148 million recorded as of December 31, 2015.

Mutual funds of this operating segment as of December 31, 2016 amounted to €1,192 million, a 4.1% decrease compared with the €1,243 million recorded as of December 31, 2015, as a result of the depreciation of the Turkish lira. Excluding this impact, mutual funds of this operating segment increased 11.9% mainly due to the new agreement entered into with BlackRock for the management of foreign assets and other bilateral agreements which were signed with a number of distributors to actively market mutual funds. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates” for an explanation on how we have excluded the impact of changes in exchange rates.

Pension funds of this operating segment as of December 31, 2016 amounted to €2,561 million, a 7.7% increase compared with the €2,378 million recorded as of December 31, 2015, as a result of the depreciation of the Turkish lira. Excluding this impact, pension funds in this operating segment increased 25.7% as a result of the positive performance.

This operating segment’s non-performing asset ratio decreased to 2.7% as of December 31, 2016 from 2.8% as of December 31, 2015. This operating segment’s non-performing assets coverage ratio decreased to 123.8% as of December 31, 2016 from 129.3% as of December 31, 2015.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Total Assets	18,980	23,469	22,325
Loans and advances to customers	15,709	16,143	15,795
Of which:
Residential mortgages	2,432	2,614	2,779
Consumer finance	231	322	490
Loans	217	305	475
Credit cards	15	17	15
Loans to enterprises	12,340	12,619	11,119
Loans to public sector	57	216	234
Customer deposits	12,796	15,053	11,042
Of which:
Current and savings accounts	4,442	5,031	3,224
Time deposits	8,174	9,319	7,341
Other customer funds	107	609	376
Assets under management	366	331	466
Of which:
Mutual funds	—	—	152
Pension funds	366	331	314

Loans and advances to customers of this operating segment as of December 31, 2016 amounted to €15,709 million, a 2.7% decrease compared with the €16,143 million recorded as of December 31, 2015, mainly as a result of the decrease in loans to companies and, to lesser extent, in loans to the public sector and in residential mortgages.

Customer deposits of this operating segment as of December 31, 2016 amounted to €12,796 million, a 15.0% decrease compared with the €15,053 million recorded as of December 31, 2015, mainly as a result of a decline in the number of branches in Europe.

Pension funds of this operating segment as of December 31, 2016 amounted to €366 million, a 10.5% increase compared with the €331 million recorded as of December 31, 2015, mainly as a result of a positive performance of the funds portfolio.

This operating segment’s non-performing assets ratio increased to 2.7% as of December 31, 2016 from 2.5% as of December 31, 2015. This operating segment’s non-performing assets coverage ratio decreased to 84.3%. as of December 31, 2016 from 96.4% as of December 31, 2015.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Total Assets	93,318	99,594	93,874
Loans and advances to customers	47,938	49,075	46,829
Of which:
Residential mortgages	8,410	9,099	9,272
Consumer finance	11,286	11,588	10,902
Loans	6,630	6,550	5,686
Credit cards	4,656	5,037	5,216
Loans to enterprises	18,684	18,160	16,707
Loans to public sector	3,862	4,197	4,295
Customer deposits	50,571	49,553	45,937
Of which:
Current and savings accounts	31,112	32,165	28,014
Time deposits	7,048	7,049	6,426
Other customer funds	5,324	5,738	6,537
Assets under management	23,715	21,557	22,094
Of which:
Mutual funds	16,331	17,894	18,691
Other placements	7,384	3,663	3,403

The Mexican peso depreciated against the euro as of December 31, 2016 compared with December 31, 2015, negatively affecting the business activity of the Mexico operating segment as of December 31, 2016 expressed in euro. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2016 amounted to €47,938 million, a 2.3% decrease compared with the €49,075 million recorded as of December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €3,945million). Excluding this impact, the change in loans and advances to customers was mainly due to an increase in loans to enterprises and, to a lesser extent, an increase in consumer loans, partially offset by a decrease in repurchase agreements and other loans.

Customer deposits of this operating segment as of December 31, 2016 amounted to €50,571 million, a 2.1% increase compared with the €49,553 million recorded as of December 31, 2015 mainly as a result of an overall increase in most product lines, partially offset by the impact of the depreciation of the Mexican peso.

Mutual funds of this operating segment as of December 31, 2016 amounted to €16,331 million, an 8.7% decrease compared with €17,894 million recorded as of December 31, 2015, mainly due to the depreciation of the Mexican peso. Excluding the impact of the depreciation of the Mexican peso there was an increase of 5.1%.

This operating segment’s non-performing assets ratio decreased to 2.3% as of December 31, 2016, from 2.6% as of December 31, 2015. This operating segment non-performing assets coverage ratio increased to 127% as of December 31, 2016, from 121% as of December 31, 2015.

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

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Total Assets	77,918	70,661	84,364
Loans and advances to customers	50,333	44,970	52,920
Of which:
Residential mortgages	11,441	9,810	9,622
Consumer finance	10,527	9,278	13,575
Loans	7,781	6,774	9,336
Credit cards	2,745	2,504	4,239
Loans to enterprises	21,495	19,896	20,846
Loans to public sector	685	630	650
Customer deposits	47,684	41,998	56,370
Of which:
Current and savings accounts	23,369	21,011	35,268
Time deposits	20,509	16,990	16,340
Other customer funds	4,456	4,031	5,012
Assets under management	12,800	11,449	8,480
Of which:
Mutual funds	4,859	3,793	3,848
Pension funds	7,043	5,936	4,632

The period-end exchange rate against the euro of the currencies of the countries in which the BBVA Group operates in South America decreased, on average, in 2016, compared with December 2015, negatively affecting the business activity in South America. The depreciation of the Venezuelan bolivar as of December 31, 2016 was particularly significant. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2016 amounted to €50,333 million, a 11.9% increase compared with the €44,970 million recorded as of December 31, 2015, mainly as a result of an increase in residential mortgages. By country, the largest increase was registered in Colombia, where the increase in loans and advances to customers were partially offset by a negative exchange rate effect.

Customer deposits of this operating segment as of December 31, 2016 amounted to €47,684 million, a 13.5% increase compared with the €41,998 million recorded as of December 31, 2015, mainly as a result of a positive performance in time deposits in Argentina and Colombia, partially offset by a negative exchange rate effect.

Mutual funds of this operating segment as of December 31, 2016 amounted to €4,859 million, a 28.1% increase compared with the €3,793 million recorded as of December 31, 2015, mainly due to the positive performance in Argentina, Chile and Peru, which was partially offset by the significant depreciation of the Venezuelan bolivar.

Pension funds in this operating segment as of December 31, 2016 amounted to €7,043 million, an 18.6% increase from the €5,936 million recorded as of December 31, 2015, mainly as a result of increased volumes in Bolivia.

This operating segment’s non-performing assets ratio increased to 2.9% as of December 31, 2016, from 2.3% as of December 31, 2015, due to the weaker economic conditions in the region. This operating segment non-performing assets coverage ratio decreased to 103% as of December 31, 2016, from 123% as of December 31, 2015.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 98% of the operating segment’s balance sheet as of December 31, 2016. Given its size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Total Assets	88,902	86,454	69,261
Loans and advances to customers	62,000	60,599	49,667
Of which:
Residential mortgages	12,913	13,182	11,876
Consumer finance	7,412	7,364	5,812
Loans	6,837	6,784	5,291
Credit cards	575	580	522
Loans to enterprises	32,864	31,882	25,202
Loans to public sector	4,594	4,442	3,706
Customer deposits	65,760	63,715	51,394
Of which:
Current and savings accounts	49,430	45,717	38,863
Time deposits	13,765	14,456	11,231

The U.S. dollar appreciated against the euro as of December 31, 2016 compared with December 31, 2015, positively affecting the business activity of the United States operating segment expressed in euro. See “Item 5. Operating and Financial Review and Prospects— Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2016 amounted to €62,000 million, a 2.3% increase compared with the €60,599 million recorded as of December 31, 2015, mainly as a result of the impact of the appreciation of the U.S. dollar. Excluding this impact, loans and advances to customers fell due to a decrease in residential mortgages and in consumer loans.

Customer deposits of this operating segment as of December 31, 2016 amounted to €65,760 million, a 3.2% increase compared with the €63,715 million recorded as of December 31, 2015, mainly as a result of the impact of the appreciation of the U.S. dollar. Excluding this positive impact, customer deposits decreased mainly due to a reduction in time deposits, partially offset by an increase in current and savings accounts.

This operating segment’s non-performing assets ratio increased to 1.5% as of December 31, 2016, from 0.9% as of December 31, 2015. This operating segment non-performing assets coverage ratio decreased to 94% as of December 31, 2016, from 151% as of December 31, 2015, mainly as a result of improvements in the Energy portfolio and by customers related to the oil and gas industry.

Insurance Activity

See Note 23 to our Consolidated Financial Statements for information on our insurance activity.

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

Supervision and Regulation

Since September 2012, significant progress has been made toward the establishment of a European banking union. Banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the SRM. As a further step to a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which intends to provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.

Pursuant to Article 127(6) of the Treaty on the Functioning of the EU and the SSM Framework Regulation, the ECB is responsible for specific tasks concerning the prudential supervision of credit institutions established in participating Member States. Since 2014, it carries out these supervisory tasks within the SSM framework, composed of the ECB and the relevant national authorities. The ECB is responsible for the effective and consistent functioning of the SSM, with a view to carrying out effective banking supervision, contributing to the safety and soundness of the banking system and the stability of the financial system.

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

The criteria for determining whether a bank is considered significant (and therefore whether it falls under the ECB’s direct supervision) are set out in the SSM Framework Regulation and the Regulation (EU) No. 468/2014 of the European Central Bank of April 16, 2014 establishing the framework for cooperation within the SSM between the European Central Bank and national competent authorities and with national designated authorities (the “SSM Framework Regulation”). To qualify as significant, a bank must fulfill at least one of these criteria:

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

Single Resolution Fund

The Single Resolution Fund (the “Fund”) was established pursuant to Regulation (EU) No 806/2014 as a single financing arrangement for all the Member States participating in the SSM.

The Fund should be used in resolution procedures where the Single Resolution Board (“SRB”) considers it necessary to ensure the effective application of the resolution tools. The Fund should have adequate financial resources to allow for an effective functioning of the resolution framework by being able to intervene, where necessary, for the effective application of the resolution tools and to protect financial stability without recourse to taxpayers’ money.

The SRB should calculate the annual contributions to the Fund on the basis of a single target level established as 1% of the amount of covered deposits of all of the credit institutions authorized in all of the participating Member States. The SRB should ensure that the available financial means of the Fund reach at least the target level by the end of an initial period of eight years from January 1, 2016. The annual contribution to the Fund should be based on a flat contribution determined on the basis of an institution’s liabilities excluding own funds and covered deposits and a risk-adjusted contribution depending on the risk profile of that institution.

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

As of December 31, 2016, 2015 and 2014 all of the Spanish banks belonging to the BBVA Group were members of the FGD and were thus obligated to make annual contributions to it.

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

Liquidity Requirements – Minimum Reserve Ratio

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

As a Spanish credit institution, we are subject to the CRD IV Directive, through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation regarding the solvency of credit entities is the CRR, which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law has taken place through RD-L 14/2013, Law 10/2014, RD 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. On November 23, 2016, the European Commission published a package of proposals, the EU Banking Reforms, including measures to increase the resilience of EU institutions and enhance financial stability.

Among other things, CRD IV established minimum “Pillar 1” capital requirements both on a consolidated and individual basis (which includes a CET1 capital ratio of 4.5%, a Tier 1 capital ratio of 6% and a total capital ratio of 8% of risk-weighted assets). Additionally, CRD IV increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards. The “combined buffer requirement” has introduced five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific countercyclical buffer, (iv) the D-SIB buffer and (v) the systemic risk buffer. The “combined buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with CET1 capital.

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

The G-SIB buffer applies to those institutions included on the list of G-SIBs, which is updated annually by the FSB. We have been excluded from this list with effect from January 1, 2017 and so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, we will not be required to maintain a G-SIB buffer any longer.

The Bank of Spain announced on November 7, 2016 that we will continue to be considered a D-SIB, and consequently we will be required to maintain during 2017 a D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, and the D-SIB buffer applicable to BBVA for 2017 is a CET1 capital ratio of 0.375% on a consolidated basis.

Moreover, Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of the SSM Framework Regulation, also contemplate that in addition to the minimum “Pillar 1” capital requirements and the combined buffer requirements, supervisory authorities may impose (above “Pillar 1” requirements and below the combined buffer requirements) further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations.

Accordingly, any additional “Pillar 2” own funds requirement that may be imposed on us and/or the Group by the ECB pursuant to the SREP will require us and/or the Group to hold capital levels in addition to the ones required by the “Pillar 1” capital requirements and the combined buffer requirements.

As a result of the most recent SREP carried out by the ECB in 2016, we have been informed by the ECB that, effective from January 1, 2017, we are required to maintain (i) a CET1 phased-in capital ratio of 7.625% (on a consolidated basis) and 7.25% (on an individual basis); and (ii) a phased-in total capital ratio of 11.125% (on a consolidated basis) and 10.75% (on an individual basis).

This phased-in total capital ratio of 11.125% on a consolidated basis includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.25% CET1); and (vi) the D-SIB buffer (0.375% CET1).

According to Article 48 of Law 10/2014, Article 73 of RD 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any entity not meeting its “combined buffer requirement” is required to determine its MDA as described therein. Until the MDA has been calculated and communicated to the Bank of Spain, where applicable, the relevant entity will be subject to restrictions on (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to Additional Tier 1 Instruments (“discretionary payments”) and, thereafter, any such discretionary payments by that entity will be subject to such MDA limit. Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also restrict the discretionary payments to such MDA. See “Item 3 Key Information —Risk Factors—Legal, Regulatory and Compliance Risks–Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations” for additional information.

Capital Management

Basel Capital Accord - Economic Capital

The Group’s capital management is performed at both the regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and the CRR. See Note 32 to the Consolidated Financial Statements.

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

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.12 and Note 25 to the Consolidated Financial Statements.

Dividends

A bank may generally dedicate all of its net profits and its distributable reserves to the payment of dividends. In no event may dividends be paid from non-distributable reserves. For additional information see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

Although banks are not legally required to seek prior approval from the Bank of Spain or the ECB before declaring interim dividends, we inform them on a voluntary basis upon the declaration of an interim dividend. It should be noted that the ECB recommendation dated December 13, 2016 addressed to, among others, significant supervised entities and significant supervised groups, such as BBVA and its Group, recommends credit institutions to establish dividend policies using conservative and prudent assumptions so that, after any such distribution, they are able to satisfy the applicable capital requirements and any other requirements resulting from the supervisory review and evaluation process (SREP).

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA will be subject to restrictions on discretionary payments, which includes, among others, dividend payments. See “—Capital Requirements”.

Our Bylaws allow for dividends to be paid in cash or in kind as determined by shareholders’ resolution.

Scrip Dividend

As in 2011, 2012, 2013, 2014 and 2015, during 2016 a scrip dividend scheme called “Dividend Option” was approved by the annual general meeting of shareholders held on March 11, 2016. The BBVA annual general meeting of shareholders held on March 17, 2017 passed one resolution adopting a capital increase to be charged to voluntary reserves for the implementation of a “Dividend Option” in 2017. This resolution allows BBVA to implement, depending on the results of BBVA, the market conditions, the regulatory framework and the recommendations regarding dividends that may be adopted, one “Dividend Option” during 2017.

Upon the execution of such capital increase to be charged to voluntary reserves, BBVA shareholders will have the option, at their own free choice, to receive all or part of their remuneration in newly issued ordinary shares of BBVA or in cash. For additional information on the “Dividend Option” scheme, including its tax implications, see “Item 10. Additional Information—Taxation—Spanish Tax Considerations—Taxation of Dividends—Scrip Dividend” and “Item 10. Additional Information—Taxation—U.S. Tax Considerations—Taxation of Distributions”.

The “Dividend Option” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive all or part of their remuneration in newly issued ordinary shares of the Bank, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

BBVA’s Board of Directors, at its March 17, 2017 meeting, approved the execution of the capital increase approved by the BBVA annual general meeting of shareholders held on March 17, 2017 in connection with the implementation of a “Dividend Option” on the terms provided therein. The maximum number of new ordinary shares that may be issued as a consequence of the execution of the capital increase is 121,603,985 which is expected to become effective on April 26, 2017.

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

Spanish Auditing Law

Law 12/2010, of June 30, amended Law 19/1988, of July 12, on Accounts Audit, Law 24/1988, of July 28, on Securities Exchanges and the consolidated text of the former Companies Act adopted by Legislative Royal Decree 1564/1989, of December 22 (currently, the Corporate Enterprises Act), for its adaptation to EU regulations. This law transposed Directive EU/2006/43 which regulates aspects, among others, related to: authorization and registry of auditors and auditing companies, confidentiality and professional secrecy which the auditors may observe, rules on independency and liability as well as certain rules on the composition and functions of the auditing committee. The Royal Decree 1/2011, of July 1, approved the consolidated text of the Accounts Audit Law 12/2010 and repealed Law 19/1988, of July 12. Law 12/2010 was subsequently amended by Law 22/2015, including, among other matters, with respect to the requirements applicable to audit firms.

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

Compared to Law 9/2012, Law 11/2015 regulates internal recapitalization as a resolution instrument conceived as a “bail-in” arrangement (the absorption of losses by the shareholders and by the creditors of an institution under resolution).

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

Certain changes were made to the regime applicable in the event of the insolvency of an institution, in order to provide greater protection to the deposits of individuals and SMEs. In this respect, the following shall be considered as privileged credits: (i) deposits guaranteed by the Deposit Guarantee Fund (maximum of €100,000) and the rights to which they may have been subrogated should the guarantee have been made effective and (ii) the portion of the deposits of individuals and SMEs that exceeds the guaranteed level, and those deposits of those individuals and SMEs that would be guaranteed had they not been set up in branches located outside the EU.

For additional information on Law 11/2015, see “Item 3. Key Information—Risk Factors—Bail-in and write-down powers under the BRRD may adversely affect our business and the value of any securities we may issue”.

Royal Decree 1012/2015 of November 6, on development of Law on recovery and resolution of credit entities and investment firms and modification of Royal Decree on deposit guarantee funds of credit entities

Royal Decree 1012/2015 partially transposes the BRRD and develops Law 11/2015 (described above).

Royal Decree 1012/2015 includes a package of measures aimed at: (i) establishing the criteria for the application of the regulation for the resolution of credit entities, (ii) establishing the content of the recovery and resolution plans for credit entities, (iii) regulating the use of the resolution instruments set in Law 11/2015, and in particular, the actions to be carried out by the FROB, (iv) establishing the regime applicable to the FROB in connection with the managing of the funds addressed to finance the resolution procedures and to the contributions that credit entities must make to the National Resolution Fund and, (v) establishing the regime applicable to the resolution of cross border entities.

Law 5/2015 of April 27, on promoting corporate financing

Among other matters, Law 5/2015 establishes a number of changes to encourage bank financing to SMEs, sets out the new legal framework for financial credit entities and regulates crowd funding. Law 5/2015 has also introduced amendments on other matters, including securitizations and debt issuance. It consolidates into one piece of legislation what has, until now, been a dispersed legal framework on securitization.

Law 5/2015 imposes an obligation on credit institutions to provide SMEs at least three months prior notice in the event the funding flow to an SME is to be cancelled or reduced by at least 35%. In so doing, the law aims to provide SMEs sufficient time to find new funding sources or to adjust the management of their own funds to avoid sudden liquidity deficiencies.

The main novelties of this new regime are the following: (i) private limited liability companies (sociedades limitadas or S.L.s) can issue and guarantee standard debt securities issuances capped at twice their own funds, (ii) the quantitative limit on debt issuances by non-listed public limited liability companies (sociedades anónimas or S.A.s) is removed. (iii) the management body of an issuer is authorized to approve standard debt securities issuances which do not yield part of the profits, unless stated otherwise in the issuer’s articles of association and (iv) it is clarified that it is unnecessary to appoint a commissioner and set up a syndicate of bondholders in debt issuances governed by foreign law and aimed at international markets.

U.S. Regulation

The legislative, regulatory and supervisory framework in the United States governing the financial services sector has undergone significant and rapid change since the financial crisis. Moreover, the intensity of supervisory and regulatory scrutiny has also increased. While most of the changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) that impact BBVA and its subsidiaries have been implemented or are expected to follow a known trajectory, new changes under the Trump administration, including their nature and impact, cannot yet be determined with any degree of certainty.

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

While U.S. regulators have implemented many provisions of the Dodd-Frank Act through detailed rulemaking, full implementation will require additional rulemaking and uncertainty remains about the final details, impact and timing of a number of rules.

Financial Regulatory Authorities

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

BBVA’s U.S. bank subsidiary, Compass Bank (“Compass Bank”), and BBVA’s New York branch are subject to supervision and regulation by a variety of U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York branch is licensed and supervised by the New York State Department of Financial Services. Compass Bank is an Alabama state-chartered bank, is a member of the Federal Reserve System, and has branches in Alabama, Arizona, California, Colorado, Florida, New Mexico, and Texas. Compass Bank is supervised and examined by the Federal Reserve, the State of Alabama Banking Department and, with respect to consumer financial laws and regulations, the Consumer Financial Protection Bureau. In addition, certain aspects of Compass Bank’s branch operations in Arizona, California, Colorado, Florida, New Mexico, and Texas are subject to examination by the respective state banking regulators in such states. Compass Bank is also a depository institution insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation (the “FDIC”).

Compass Bank is a direct subsidiary of BBVA Compass Bancshares, Inc. (“Compass Bancshares”). Compass Bancshares is a bank holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve.

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

BBVA’s indirect U.S. broker-dealer subsidiary, BBVA Securities Inc. (“BSI”), is subject to regulation and supervision by the SEC and the Financial Industry Regulatory Authority (“FINRA”) with respect to its securities activities, as well as various U.S. state regulatory authorities. Additionally, the securities underwriting and dealing activities of BSI are subject to regulation and supervision by the Federal Reserve. On December 19, 2016, BBVA and BSI entered into a consent order with the Federal Reserve under which they agreed to pay a $27 million civil money penalty for BSI engaging in activities contrary to its commitments under the authorizing order and BBVA directly engaging in impermissible underwriting and dealing activities.

The activities of BBVA’s U.S. investment adviser affiliates are regulated and supervised by the SEC. In addition, Compass Bank has registered with the SEC and the Municipal Securities Rulemaking Board as a municipal advisor pursuant to the Dodd-Frank Act’s municipal advisor registration requirements.

BBVA’s U.S. insurance agency affiliate is subject to regulation and supervision by various U.S. state insurance regulatory authorities.

BBVA is registered as a “swap dealer” (as defined in the Commodity Exchange Act and the regulations promulgated thereunder) under Title VII of the Dodd-Frank Act, which subjects BBVA to regulation and supervision by the U.S. Commodity Futures Trading Commission (the “CFTC”). BBVA’s world-wide swap activities are also subject to regulations adopted by the European Commission pursuant to the European Market Infrastructure Regulation (“EMIR”) and the EU’s Markets in Financial Instruments Directive (“MiFID”) and other European regulations and directives. The CFTC will deem BBVA to have complied with certain Dodd-Frank Act Title VII provisions for which, subject to certain conditions, the CFTC has found certain corresponding European provisions to be essentially identical or comparable, provided BBVA complies with such European provisions, as applicable. Compass Bank (and other entities of the BBVA Group) may register as a swap dealer if required by its swap activities or if it is determined to be beneficial to its business.

Currently, BBVA is not considering registration as a “security-based swap dealer” with the SEC.

Prudential Regulation

In the past few years, the Federal Reserve has imposed greater risk-based and leverage capital requirements, liquidity requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies with $50 billion or more in total consolidated assets, including Compass Bancshares. Under the enhanced prudential standard regulations applicable to foreign banking organizations with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies, by July 1, 2016, BBVA designated Compass Bancshares as its separately capitalized top-tier U.S. intermediate holding company (“IHC”). Compass Bancshares holds all of BBVA’s U.S. bank and nonbank subsidiaries, including Compass Bank. As BBVA’s U.S. IHC, Compass Bancshares is subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. BBVA’s U.S. branches and agencies (and in certain cases, the entire U.S. operations of BBVA) are also subject to liquidity buffer and risk management requirements. In addition, BBVA is subject to requirements related to the adequacy and reporting of its home country capital and stress testing standards.

Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). For foreign-based companies subject to these resolution planning requirements, such as BBVA, the Title I Resolution Plan relates to subsidiaries, branches, agencies and businesses that are domiciled in, or whose activities are carried out in whole or in material part in, the United States. BBVA filed its last Title I Resolution Plan in December 2015 and was not required to file a plan in 2016. In addition, Compass Bank is subject to the FDIC rule requiring insured depository institutions with total assets of $50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act.

As part of the implementation of enhanced prudential standards under the Dodd-Frank Act, in March 2016, the Federal Reserve reproposed a rule implementing single-counterparty credit limits for large U.S. bank holding companies and large FBOs with respect to their combined U.S. operations. The proposed rule would apply both to Compass Bancshares and to the combined U.S. operations of BBVA with different levels of stringency. Compass Bancshares’ credit exposure to any single counterparty would be limited to 25 percent of its capital stock and surplus. BBVA’s credit exposure with respect to only its combined U.S. operations would be limited to 15 percent of Tier 1 capital for counterparties that are G-SIBs and certain other large financial institutions and to 25 percent of Tier 1 capital for all other unaffiliated counterparties. The proposed rule would also require Compass Bancshares and BBVA to aggregate credit exposure across counterparties that are economically interdependent or that are connected by certain control relationships.

The Federal Reserve has proposed but not yet finalized an early remediation framework for large U.S. bank holding companies and large FBOs.

Capital and Liquidity

Compass Bancshares and Compass Bank are subject to the U.S. Basel III capital rules (“U.S. Basel III”), which are based on the Basel III regulatory capital standards established by the Basel Committee. Certain aspects of U.S. Basel III, such as the minimum capital ratios and the methodology for calculating risk-weighted assets, became effective on January 1, 2015 for Compass Bancshares and Compass Bank. Other aspects of the rules, such as the capital conservation buffer and certain deductions from and adjustments to regulatory capital, are being phased in over several years.

The minimum regulatory capital ratios under U.S. Basel III are the following: Common Equity Tier 1 risk-based capital ratio of 4.5%; Tier 1 risk-based capital ratio of 6.0%; Total risk-based capital ratio of 8.0%; and Tier 1 leverage ratio of 4.0%. The greater than 2.5% Common Equity Tier 1 capital conservation buffer will be fully phased in by 2019; the phase-in amount for 2017 is greater than 1.25%. Failure to maintain the capital conservation buffer will result in increasingly stringent restrictions on a banking organization’s ability to make dividend payments and other capital distributions and pay discretionary bonuses to executive officers.

U.S. Basel III also revised the capital thresholds for the prompt corrective action framework for insured depository institutions. To qualify as “well capitalized,” Compass Bank must maintain a Common Equity Tier 1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8.0%, a Total risk-based capital ratio of at least 10.0%, and a Tier 1 leverage ratio of at least 5.0%.

The federal banking regulators have issued liquidity coverage ratio (“LCR”) requirements, which are based on the Basel Committee’s LCR standard and are designed to ensure that covered banking organizations have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. As a U.S. bank holding company with total assets of $50 billion or more that is not an advanced approaches bank holding company, Compass Bancshares is subject to a modified version of the LCR. As of January 1, 2017, Compass Bancshares is required to maintain a minimum of 100% of the fully phased-in modified LCR. In addition, effective October 1, 2018, Compass Bancshares will be required to disclose certain quantitative and qualitative information related to its LCR calculation after each calendar quarter.

On June 1, 2016, the Federal Reserve Board and other U.S. regulators proposed rules to implement net stable funding ratio (“NSFR”), which are based on additional quantitative liquidity standards developed by the Basel Committee and are designed to ensure that an institution maintains sufficiently stable amounts of longer-term funding over a one-year horizon. The proposal includes a modified, less stringent version of the NSFR that would apply to institutions with total assets of $50 billion or more that are not advanced approaches bank holding companies, such as Compass Bancshares.

Under the Federal Reserve’s capital plan and stress test rules, Compass Bancshares must submit an annual capital plan to the Federal Reserve for review, must conduct semi-annual stress tests and is subject to an annual supervisory stress test conducted by the Federal Reserve (“Dodd-Frank Act Stress Test”). The capital planning and stress test requirements are part of the Federal Reserve’s CCAR program, pursuant to which it reviews the qualitative and quantitative aspects of large U.S. bank holding companies’ internal capital planning process. Compass Bancshares’ annual capital plan must include an assessment of the expected uses and sources of capital over a forward-looking planning horizon of at least nine quarters, a detailed description of its process for assessing capital adequacy, its capital policy, and a discussion of any expected changes to its business plan that are likely to have a material impact on its capital adequacy or liquidity. The Federal Reserve may object, in whole or in part, to a capital plan or provide a notice of non-objection. If the Federal Reserve objects to a capital plan, the bank holding company may not make any capital distribution other than those with respect to which the Federal Reserve has indicated its non-objection. In January 2017, the Federal Reserve issued a final rule exempting large and noncomplex firms, including Compass Bancshares, from the qualitative component of CCAR. The Dodd-Frank Act and implementing rules issued by the Federal Reserve also impose stress test requirements on Compass Bank.

For the capital plan and stress test cycle beginning January 1, 2016, Compass Bancshares submitted its capital plan and company-run stress test results to the Federal Reserve by April 5, 2016. In June 2016, the Federal Reserve published summary results of the Dodd-Frank Act Stress Test, which showed that Compass Bancshares’ projected regulatory capital ratios exceeded the applicable regulatory minimums as defined by the Federal Reserve for all quarters included in the nine-quarter forecasting horizon under the hypothetical supervisory severely adverse scenario. In addition, the Federal Reserve did not object to the 2016 capital plan of Compass Bancshares. For the capital plan and stress test cycle beginning January 1, 2017, Compass Bancshares must submit its capital plan and company-run stress test results to the Federal Reserve by April 5, 2017, and the Federal Reserve is required to publish summary stress test results by June 30, 2017.

Volcker Rule

The Volcker Rule limits the ability of banking entities to sponsor or invest in certain hedge funds, private equity funds, and commodity pools (“covered funds”) and to engage as principal in certain types of proprietary trading unrelated to serving clients, subject to certain exclusions and exemptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Volcker Rule regulations contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. The Federal Reserve has extended the Volcker Rule’s general conformance period for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 until July 21, 2017. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds made or entered into after December 31, 2013.

Derivatives

The Dodd-Frank Act established an extensive framework for the regulation of over-the-counter (“OTC”) derivatives by the CFTC and the SEC, including mandatory clearing, exchange trading and public and regulatory transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. While the CFTC has completed the majority of its regulations in this area, most of which are in effect, the SEC has not yet adopted a number of its swaps regulations. In December 2016, the CFTC reproposed regulations to impose position limits on certain physical commodities futures contracts and economically equivalent swaps, futures and options. In addition, the federal banking regulators and the CFTC adopted final rules establishing margin requirements for non-cleared swaps and security-based swaps. The final margin rules follow a phased implementation schedule, with certain initial margin and variation margin requirements in effect as of September 2016, additional variation margin requirements coming into effect in March 2017, and additional initial margin requirements phased in on an annual basis from September 2017 through September 2020, depending on the transactional volume of the parties and their affiliates.

Because BBVA is a non-U.S. swap dealer, the CFTC generally limits its direct regulation of BBVA with respect to swaps with U.S. persons and certain affiliates of U.S. persons. However, the CFTC will be applying certain transaction-level requirements when BBVA’s swap dealing activity involves the arrangement, negotiation, or execution by U.S. located personnel and is considering whether to apply regulatory transaction reporting to all swaps entered into by a non-U.S. swap dealer or instead rely on transaction reporting under comparable EU rules. In August 2016, the CFTC staff extended no-action relief for the applicability of most transaction-level requirements until at least September 30, 2017.

The so-called swaps “push-out” provision, Section 716 of the Dodd-Frank Act, prohibits U.S. federal assistance to be provided to any swaps entity, including any swap dealer, with respect to certain types of swaps, subject to certain exceptions. The swap activities of BBVA’s New York branch have always conformed to the requirements of Section 716. Should Compass Bank become a swap dealer, it will need to restrict its swap activities to conform to the “push-out” provision.

Other Regulations

The Dodd-Frank Act changed the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC) to shift a greater portion of the aggregate assessments to large banks (such as Compass Bank). In March 2016, the FDIC finalized a rule imposing assessment surcharges on banks with $10 billion or more in total assets (such as Compass Bank) to increase the deposit insurance fund’s reserve ratio. These surcharges will cease on December 31, 2018.

The Dodd-Frank Act broadened the application of Sections 23A and 23B of Federal Reserve Act, although the Federal Reserve has not yet implemented such changes in Regulation W (“Reg W”). Reg W places various qualitative and quantitative restrictions on BBVA and its non-bank subsidiaries with regard to borrowing or otherwise obtaining credit from their U.S. banking affiliates or engaging in certain other transactions involving those subsidiaries. Such transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral, are subject to quantitative limitations. Under the Dodd-Frank changes, credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements are subject to the collateral and quantitative limitations. The Reg W restrictions also apply to certain transactions of BBVA’s New York Branch with certain of its affiliates.

The regulations that the CFPB may adopt could affect the nature of the consumer activities that Compass Bancshares, Compass Bank and BBVA’s New York branch may conduct, and may impose restrictions and limitations on the conduct of such activities. The CFPB has promulgated many mortgage-related rules since it was established under the Dodd-Frank Act, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, Home Mortgage Disclosure Act requirements and appraisal and escrow standards for higher-priced mortgages. These rules have created operational and strategic challenges for Compass Bancshares, as it is both a mortgage originator and a servicer.

Under the Durbin Amendment to the Dodd-Frank Act, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction, a 1 cent fraud prevention adjustment, and 5 basis points multiplied by the value of the transaction.

The Dodd-Frank Act requires the SEC to cause issuers with listed securities, which may include foreign private issuers such as BBVA, to establish a “claw back” policy to recoup previously awarded employee compensation in the event of an accounting restatement. The SEC proposed rules in 2015 to implement this provision. In addition, the Dodd-Frank Act requires U.S. regulatory agencies to prescribe regulations with respect to incentive-based compensation at financial institutions in order to prevent inappropriate behavior that could lead to a material financial loss. In 2016, federal regulators reproposed a rule that would require, among other things, the deferral of a percentage of certain incentive-based compensation for senior executives and certain other employees and, under certain circumstances, clawback of incentive-based compensation.

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

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

The BBVA Group discloses the following information pursuant to Section 13(r) of the Exchange Act, which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, the Company has requested relevant information from its affiliates globally.

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure.

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, two of which remained outstanding during the year ended December 31, 2016. For the year ended December 31, 2016, fees and/or commissions recorded in connection with these counter indemnities totaled $640.50. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. In addition, the BBVA Group incurred on cancellation expenses related to one of these counter guarantees and enforcement and mail expenses related to the other counter guarantee which totaled $214,405.37 during this period. In accordance with Council Regulation (EU) Nr. 267/2012 of March 23, 2012, any payments of amounts due to Bank Melli under these counter indemnities were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Refund of funds from Bank Sepah. During the year ended December 31, 2016, Bank Sepah returned to the BBVA Group funds in the amount of $4,624.16 which had been originally transferred by the BBVA Group in March 2007 to an account at Bank Sepah in the name of BBVA’s representative office in Tehran, which no longer exists.

Letter of credit. During the year ended December 31, 2015, the BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by Bank Sepah to a non-Iranian client of the BBVA Group in Europe. This letter of credit, which was granted before 2004, expired in October 2015. As a result, this letter of credit was no longer outstanding during the year ended December 31, 2016.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for two employees of the Iranian embassy in Spain. The two employees are Spanish citizens and one of them retired in 2015. Estimated gross revenues for the year ended December 31, 2016 from embassy-related activity, which include fees and/or commissions, did not exceed $2,490.10. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

C. Organizational Structure

As of December 31, 2016, the BBVA Group was composed of 370 consolidated entities and 89 entities accounted for using the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Peru, Portugal, Spain, Switzerland, Turkey, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2016.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power		BBVA Ownership	Total Assets (1)
			(in Percentages)			(In Millions of Euros)
BBVA BANCOMER, S.A. DE C.V.	Mexico	Bank	100.00		100.00	86,242
COMPASS BANK	United States	Bank	100.00		100.00	86,188
TURKIYE GARANTI BANKASI A.S	Turkey	Bank	49.90	(2)	39.90	76,017
BBVA CONTINENTAL, S.A.	Peru	Bank	92.24	(3)	46.12	22,269
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.19		68.19	19,508
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	99.95		99.95	16,797
BBVA COLOMBIA, S.A.	Colombia	Bank	95.47		95.47	16,391
BBVA BANCO FRANCES, S.A.	Argentina	Bank	75.95		75.95	9,008
PENSIONES BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00		100.00	4,040
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	Portugal	Bank	100.00		100.00	4,028
SEGUROS BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00		100.00	3,347
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	Uruguay	Bank	100.00		100.00	3,051

(1)	Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2016.
(2)	Calculated by adding BBVA’s and the Dogus group’s stakes in Garanti as of December 31, 2016 (39.90% and 10.0002%, respectively). As a result of the shareholders’ agreement between BBVA and Dogus then in effect, Garanti was consolidated within the BBVA Group. See “—Material Contracts—Shareholders’ Agreement in Connection with Garanti.”
(3)	This figure represents the interest of Holding Continental S.A., which owns 92.24% of the capital stock of BBVA Continental. Each of BBVA and Inversiones Breca S.A. owns 50.00% of the capital stock of Holding Continental S.A. As a result of the shareholders’ agreement entered into between BBVA and Inversiones Breca S.A., BBVA Continental is consolidated within the BBVA Group.

D. Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,303 branch offices in Spain and, principally through our various subsidiaries, 5,357 branch offices abroad as of December 31, 2016. As of December 31, 2016, approximately 67% of our branches in Spain and 65% of our branches abroad (excluding those branches relating to the Garanti group) were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

BBVA, through a real estate company of the Group, is constructing its new corporate headquarters at a development area in the north of Madrid (Spain). As of December 31, 2016, the accumulated investment for this project amounted to €958 million.

In addition, BBVA Bancomer is building its new corporate headquarters in Mexico D.F. As of December 31, 2016, the accumulated investment for this project amounted to €889 million.

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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2016			Year Ended December 31, 2015			Year Ended December 31, 2014
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	26,209	10	0.05%	23,542	2	0.02%	15,219	4	0.04%
Debt securities, equity instruments and derivatives	202,388	5,072	2.51%	211,589	4,673	2.21%	181,762	4,505	2.48%
Domestic	133,009	1,772	1.33%	143,760	1,947	1.35%	128,539	2,182	1.70%
Foreign	69,379	3,300	4.76%	67,829	2,726	4.02%	53,223	2,323	4.37%
Loans and receivables	454,299	22,301	4.91%	421,300	19,881	4.72%	362,740	18,169	5.01%
Loans and advances to central banks	15,326	229	1.50%	12,004	140	1.17%	11,745	132	1.12%
Loans and advances to credit institutions	28,078	218	0.78%	27,171	270	0.99%	22,811	234	1.03%
Loans and advances to customers	410,895	21,853	5.32%	382,125	19,471	5.10%	328,183	17,803	5.42%
In euros	201,967	3,750	1.86%	196,987	4,301	2.18%	186,965	4,843	2.59%
Domestic	192,186	3,685	1.92%	192,508	4,285	2.23%	186,271	4,844	2.60%
Foreign	9,781	65	0.66%	4,479	16	0.37%	695	(1)	(0.08)%
In other currency	208,928	18,104	8.67%	185,139	15,170	8.19%	141,218	12,960	9.18%
Domestic	15,355	348	2.27%	14,923	284	1.91%	12,112	263	2.17%
Foreign	193,573	17,756	9.17%	170,216	14,886	8.75%	129,106	12,697	9.83%
Non-earning assets	52,748	325	0.62%	49,128	226	0.46%	40,686	159	0.39%

Total average assets (2)	735,645	27,708	3.77%	705,559	24,783	3.51%	600,407	22,838	3.80%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Foreign activity represented 49.84% of the total average assets for the year ended December 31, 2016 and 41.86% for the year ended December 31, 2015.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2016			Year Ended December 31, 2015			Year Ended December 31, 2014
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	101,975	1,866	1.83%	99,289	1,559	1.57%	81,860	1,292	1.58%
Customer deposits	398,851	5,944	1.49%	366,249	4,390	1.20%	307,705	4,335	1.41%
In euros	195,310	766	0.39%	187,721	1,024	0.55%	160,946	1,725	1.07%
Domestic	185,046	739	0.40%	182,351	1,015	0.56%	159,980	1,725	1.08%
Foreign	10,264	26	0.26%	5,370	9	0.17%	965	—	—
In other currency	203,541	5,178	2.54%	178,528	3,366	1.89%	146,759	2,610	1.78%
Domestic	11,543	39	0.34%	9,529	(53)	(0.55)%	6,973	(41)	(0.59)%
Foreign	191,998	5,139	2.68%	168,999	3,419	2.02%	139,786	2,651	1.90%
Debt certificates and subordinated liabilities	89,876	1,738	1.93%	89,672	1,875	2.09%	80,132	1,831	2.29%
Non-interest-bearing liabilities	89,328	1,101	1.23%	96,049	936	0.97%	83,620	998	1.19%
Stockholders’ equity	55,616	—	—	54,300	—	—	47,091	—	—

Total average liabilities (2)	735,645	10,648	1.45%	705,559	8,761	1.24%	600,407	8,456	1.41%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Foreign activity represented 45.62% of the total average liabilities for the year ended December 31, 2016 and 41.86% for the year ended December 31, 2015.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for 2016 compared with 2015, and 2015 compared with 2014. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	2016/2015
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	—	7	8
Securities portfolio and derivatives	(83)	482	399
Loans and advances to central banks	45	44	89
Loans and advances to credit institutions	65	(117)	(52)
Loans and advances to customers	2,063	319	2,382
In euros	12	(564)	(552)
Domestic	(7)	(593)	(600)
Foreign	20	29	48
In other currencies	2,051	883	2,934
Domestic	8	56	64
Foreign	2,043	827	2,870
Other assets	22	77	99

Total income	2,112	813	2,925

Interest expense
Deposits from central banks and credit institutions	82	225	307
Customer deposits	477	1,076	1,553
In euros	23	(282)	(258)
Domestic	15	(290)	(275)
Foreign	8	9	17
In other currencies	454	1,357	1,812
Domestic	(11)	103	92
Foreign	465	1,255	1,720
Debt certificates and subordinated liabilities	64	(201)	(137)
Other liabilities	(24)	188	165

Total expense	600	1,288	1,888

Net interest income			1,037

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2015/2014
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	2	(4)	(1)
Securities portfolio and derivatives	896	(728)	168
Loans and advances to central banks	3	5	8
Loans and advances to credit institutions	84	(48)	36
Loans and advances to customers	4,263	(2,595)	1,668
In euros	159	(701)	(542)
Domestic	162	(721)	(559)
Foreign	(3)	20	17
In other currencies	4,104	(1,894)	2,210
Domestic	61	(40)	21
Foreign	4,043	(1,854)	2,189
Other assets	36	31	67

Total income			1,945

Interest expense
Deposits from central banks and credit institutions	411	(144)	267
Customer deposits	780	(725)	56
In euros	241	(943)	(701)
Domestic	241	(952)	(710)
Foreign	0	9	9
In other currencies	539	218	757
Domestic	(15)	3	(12)
Foreign	554	215	769
Debt certificates and subordinated liabilities	274	(231)	44
Other liabilities	191	(252)	(62)

Total expense			305

Net interest income			1,641

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2016	2015	2014
	(In Millions of Euro, except Percentages)
Average interest earning assets	682,897	647,177	554,457
Gross yield(1)	4.1%	3.8%	4.1%
Net yield(2)	3.8%	3.5%	3.8%
Net interest margin (3)	2.5%	2.5%	2.6%
Average effective rate paid on all interest-bearing liabilities	1.8%	1.6%	1.8%
Spread(4)	2.3%	2.3%	2.3%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2016, interbank deposits (excluding deposits with central banks) represented 4.3% of our total assets. Of such interbank deposits, 21.8% were held outside of Spain and 78.2% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2016, our total securities portfolio (consisting of investment securities and loans and receivables) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €128,912 million, representing 17.6% of our total assets. €36,022 million, or 27.9%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2016 on the investment securities that BBVA held was 3.3%, compared with an average yield of approximately 4.9% earned on loans and advances during 2016. See Notes 10 and 12 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of debt securities as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO

Domestic-	24,731	25,540	828	(19)

Spanish Government and other government agencies debt securities	22,427	23,119	711	(18)
Other debt securities	2,305	2,421	117	(1)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	986	1,067	82	—
Issued by other institutions	1,319	1,354	36	(1)

Foreign-	49,253	49,040	773	(987)

Mexico	11,525	11,200	19	(343)
Mexican Government and other government agencies debt securities	9,728	9,438	11	(301)
Other debt securities	1,797	1,763	8	(42)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	86	87	2	(1)
Issued by other institutions	1,710	1,675	6	(41)
The United States	14,256	14,043	48	(261)
U.S. Treasury and other U.S. Government agencies debt securities	1,702	1,683	1	(19)
States and political subdivisions debt securities	6,758	6,654	8	(112)
Other debt securities	5,797	5,706	39	(130)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	95	97	2	—
Issued by other institutions	5,702	5,609	37	(130)
Turkey	5,550	5,443	73	(180)
Turkey Government and other government agencies debt securities	5,055	4,961	70	(164)
Other debt securities	495	482	2	(16)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	448	436	2	(15)
Issued by other institutions	47	46	—	(1)
Other countries	17,923	18,354	634	(203)
Other foreign governments and other government agencies debt securities	7,882	8,156	373	(98)
Other debt securities	10,041	10,197	261	(105)
Issued by Central Banks	1,657	1,659	4	(2)
Issued by credit institutions	3,269	3,311	96	(54)
Issued by other institutions	5,115	5,227	161	(49)

TOTAL AVAILABLE FOR SALE PORTFOLIO	73,985	74,580	1,601	(1,006)

HELD TO MATURITY PORTFOLIO

Domestic-	8,625	8,717	92	—

Spanish Government and other government agency debt securities	8,063	8,153	90	—
Other domestic debt securities	562	564	2	—
Issued by Central Banks	—	—	—	—
Issued by credit institutions	494	496	2	—
Issued by other institutions	68	68	—	—

Foreign-	9,071	8,902	16	(185)

Government and other government agency debt securities	7,982	7,830	13	(165)
Other debt securities	1,089	1,072	4	(21)

TOTAL HELD TO MATURITY PORTFOLIO	17,696	17,619	108	(185)

		—
TOTAL DEBT SECURITIES	91,681	92,199	1,709	(1,192)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO

Domestic-	43,500	45,668	2,221	(53)

Spanish Government and other government agencies debt securities	38,763	40,799	2,078	(41)
Other debt securities	4,737	4,869	144	(11)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	2,702	2,795	94	—
Issued by other institutions	2,035	2,074	50	(11)

Foreign-	62,734	62,641	1,132	(1,226)

Mexico	12,627	12,465	73	(235)
Mexican Government and other government agencies debt securities	10,284	10,193	70	(160)
Other debt securities	2,343	2,272	4	(75)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	260	254	1	(7)
Issued by other institutions	2,084	2,019	3	(68)
The United States	13,890	13,717	63	(236)
U.S. Treasury and other U.S. government agencies debt securities	2,188	2,177	4	(15)
States and political subdivisions debt securities	4,629	4,612	9	(26)
Other debt securities	7,073	6,927	50	(195)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	71	75	5	(1)
Issued by other institutions	7,002	6,852	45	(194)
Turkey	13,414	13,265	116	(265)
Turkey Government and other government agencies debt securities	11,801	11,682	111	(231)
Other debt securities	1,613	1,584	4	(34)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	1,452	1,425	3	(30)
Issued by other institutions	162	159	1	(4)
Other countries	22,803	23,194	881	(490)
Other foreign governments and other government agencies debt securities	9,778	10,356	653	(76)
Other debt securities	13,025	12,838	227	(414)
Issued by Central Banks	2,277	2,273	—	(4)
Issued by credit institutions	3,468	3,488	108	(88)
Issued by other institutions	7,280	7,077	119	(322)

TOTAL AVAILABLE FOR SALE PORTFOLIO	106,234	108,310	3,354	(1,278)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

Foreign-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	106,234	108,310	3,354	(1,278)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO

Domestic-	40,337	42,802	2,542	(77)

Spanish Government and other government agencies debt securities	34,445	36,680	2,290	(55)
Other debt securities	5,892	6,122	252	(22)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	3,567	3,716	162	(13)
Issued by other institutions	2,325	2,406	90	(9)

Foreign-	43,657	44,806	1,639	(490)

Mexico	12,662	13,060	493	(96)
Mexican Government and other government agencies debt securities	10,629	11,012	459	(76)
Other debt securities	2,034	2,048	34	(20)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	141	142	3	(3)
Issued by other institutions	1,892	1,906	31	(17)
The United States	10,289	10,307	102	(83)
U.S. Treasury and other U.S. government agencies debt securities	1,539	1,542	6	(3)
States and political subdivisions debt securities	2,672	2,689	22	(5)
Other debt securities	6,078	6,076	73	(76)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	24	24	—	—
Issued by other institutions	6,054	6,052	73	(76)
Other countries	20,705	21,439	1,044	(310)
Other foreign governments and other government agencies debt securities	10,355	10,966	715	(104)
Other debt securities	10,350	10,473	329	(206)
Issued by Central Banks	1,540	1,540	10	(9)
Issued by credit institutions	3,352	3,471	175	(55)
Issued by other institutions	5,459	5,461	143	(141)

TOTAL AVAILABLE FOR SALE PORTFOLIO	83,994	87,608	4,181	(566)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

Foreign-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	83,994	87,608	4,181	(566)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

As of December 31, 2016 the carrying amount of the debt securities classified within the available for sale portfolio by rating categories defined by external rating agencies, were as follows:

	As of December 31, 2016
	Debt Securities Available for Sale
	Carrying Amount (In Millions of Euros)%
AAA	4,922	6.6%
AA+	11,172	15.0%
AA	594	0.8%
AA-	575	0.8%
A+	1,230	1.6%
A	7,442	10.0%
A-	1,719	2.3%
BBB+	29,569	39.6%
BBB	3,233	4.3%
BBB-	6,809	9.1%
BB+ or below	2,055	2.8%
Without rating	5,261	7.1%

TOTAL	74,580	100.0%

The following tables analyze the carrying amount and fair value of our ownership of equity securities as of December 31, 2016, 2015 and 2014, respectively. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,748	2,822	19	(945)
Equity listed	3,690	2,763	17	(944)
Equity unlisted	57	59	2	(1)
Foreign-	1,501	1,819	336	(17)
The United States-	553	588	35	—
Equity listed	16	38	22	—
Equity unlisted	537	550	13	—
Other countries-	948	1,231	301	(17)
Equity listed	777	1,028	268	(15)
Equity unlisted	171	203	33	(2)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,248	4,641	355	(962)

TOTAL EQUITY SECURITIES	5,248	4,641	355	(962)

TOTAL INVESTMENT SECURITIES	96,930	96,839	2,064	(2,154)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,476	2,939	22	(559)
Equity listed	3,402	2,862	17	(558)
Equity unlisted	74	78	5	(1)
Foreign-	1,728	2,177	501	(51)
The United States-	590	616	26	—
Equity listed	41	62	21	—
Equity unlisted	549	554	5	—
Other countries-	1,138	1,561	475	(51)
Equity listed	986	1,313	371	(44)
Equity unlisted	152	248	103	(7)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,204	5,116	522	(610)

TOTAL EQUITY SECURITIES	5,204	5,116	522	(610)

TOTAL INVESTMENT SECURITIES	111,438	113,426	3,876	(1,888)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,177	3,199	93	(71)
Equity listed	3,129	3,150	92	(71)
Equity unlisted	48	49	1	—
Foreign-	2,842	4,069	1,263	(36)
The United States-	540	558	18	—
Equity listed	54	56	2	—
Equity unlisted	486	502	16	—
Other countries-	2,302	3,511	1,245	(36)
Equity listed	2,172	3,372	1,233	(33)
Equity unlisted	130	139	12	(3)

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,019	7,268	1,356	(107)

TOTAL EQUITY SECURITIES	6,019	7,268	1,356	(107)

TOTAL INVESTMENT SECURITIES	90,013	94,876	5,537	(673)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2016:

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	956	3.32	4,101	3.35	12,755	3.28	5,307	4.93	23,119
Other debt securities	702	3.96	2,592	3.11	1,247	2.90	(2,121)	4.63	2,421

Total Domestic	1,658	3.49	6,693	3.91	14,003	3.31	3,186	4.83	25,540

Foreign
Mexico	290	2.29	4,797	4.21	2,529	1.71	3,585	7.42	11,200
Mexican Government and other government agencies debt securities	248	1.53	3,688	3.97	2,350	1.31	3,152	7.61	9,438
Other debt securities	42	6.72	1,108	5.08	179	3.45	433	5.95	1,763
The United States	806	1.10	1,647	2.93	1,790	2.76	9,800	1.90	14,043
U.S. Treasury and other government agencies debt securities	518	0.24	161	1.35	202	1.93	803	1.54	1,683
States and political subdivisions debt securities	168	2.03	197	2.02	412	2.01	5,877	1.85	6,654
Other debt securities	120	3.20	1,290	3.26	1,176	3.17	3,120	2.10	5,706
Turkey	65	7.93	2,887	9.60	2,479	9.91	12	6.68	5,443
Turkey Government and other government agencies debt securities	5	7.95	2,482	9.93	2,462	9.93	12	6.68	4,961
Other debt securities	60	7.93	405	5.77	18	5.64	—	—	482
Other countries	3,358	6.49	7,586	3.56	3,922	3.59	3,487	3.44	18,354
Securities of other foreign governments(2)	870	2.57	3,112	3.92	1,679	2.47	2,495	3.22	8,156
Other debt securities of other countries	2,488	7.71	4,474	3.29	2,243	4.46	993	4.05	10,197

Total Foreign	4,519	5.21	16,917	4.68	10,721	4.40	16,884	3.43	49,040

TOTAL AVAILABLE-FOR-SALE	6,177	4.79	23,610	4.33	24,723	3.75	20,070	3.72	74,580

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	2,193	3.53	3,116	4.63	850	2.28	1,905	3.08	8,063
Other debt securities	326	3.99	236	2.93	—	—	—	—	562

Total Domestic	2,519	3.59	3,351	4.51	850	2.28	1,905	3.08	8,625

Total Foreign	244	5.86	4,333	6.15	2,617	9.06	1,877	5.44	9,071

TOTAL HELD-TO-MATURITY	2,763	3.79	7,685	5.43	3,467	7.38	3,782	4.28	17,696

TOTAL DEBT SECURITIES	8,940	4.48	31,295	4.60	28,190	4.20	23,852	3.81	92,277

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign governments mainly include investments made by our subsidiaries in securities issued by the governments of the countries where they operate.

Loans and Advances to Credit Institutions and Central Banks

As of December 31, 2016, our total loans and advances to credit institutions and central banks amounted to €40,235 million, or 5.5% of total assets. Net of our valuation adjustments, loans and advances to credit institutions and central banks amounted to €40,267 million as of December 31, 2016, or 5.5% of our total assets.

Loans and Advances to Customers

As of December 31, 2016, our total loans and advances amounted to €430,629 million, or 58.8% of total assets. Net of our valuation adjustments, loans and advances amounted to €414,655 million as of December 31, 2016, or 56.7% of our total assets. As of December 31, 2016 our loans and advances in Spain amounted to €182,492 million. Our foreign loans and advances amounted to €248,137 million as of December 31, 2016. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Capital Requirements” and “—Business Overview— Supervision and Regulation—Investment Ratio”.

Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances as of December 31, 2016, 2015, 2014, 2013 and 2012:

	As of December 31,
	2016	2015	2014	2013	2012
	(In Millions of Euros)
Domestic	182,492	192,227	178,410	188,434	201,401
Foreign
Europe	25,763	23,327	19,696	18,650	21,171
Turkey	54,174	54,252	—	—	—
Mexico	50,242	51,842	49,904	41,823	43,073
South America	53,512	47,862	53,616	50,291	50,507
The United States	60,388	58,677	47,819	35,858	36,992
Other	4,058	4,735	3,586	3,606	3,378
Total foreign	248,137	240,695	174,620	150,228	155,121

Total loans and advances	430,629	432,921	353,030	338,662	356,521
Impairment losses	(15,974)	(18,691)	(14,244)	(14,950)	(14,115)

Total net lending (1)	414,655	414,230	338,785	323,712	342,406

(1)	Total net lending includes financial assets held for trading for loans and advances to customers.

Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country.

	As of December 31,
	2016	2015	2014	2013	2012
	(In Millions of Euros)
Domestic
Government	20,741	23,549	23,421	22,287	21,639
Agriculture	1,076	1,064	1,221	1,281	1,400
Industrial	13,670	15,079	13,507	13,844	16,227
Real estate and construction	15,179	18,621	20,170	25,456	30,294
Commercial and financial	13,111	11,557	18,439	15,615	17,007
Loans to individuals (1)	102,299	105,157	86,362	90,838	94,912
Other	16,415	17,200	15,289	19,113	19,921

Total Domestic	182,492	192,227	178,410	188,434	201,401

Foreign
Government	14,132	15,062	13,691	10,314	14,846
Agriculture	3,236	3,251	3,127	3,727	3,334
Industrial	43,402	41,834	24,072	14,985	14,479
Real estate and construction	21,822	20,343	12,982	15,243	16,890
Commercial and financial	33,933	32,019	25,441	31,802	34,862
Loans to individuals	89,981	89,132	72,223	59,840	56,207
Other	41,630	39,054	23,082	14,318	14,502

Total Foreign	248,137	240,695	174,620	150,228	155,121

Total Loans and Advances	430,629	432,921	353,030	338,662	356,521

Impairment losses	(15,974)	(18,691)	(14,244)	(14,950)	(14,115)

Total net lending (2)	414,655	414,230	338,785	323,712	342,406

(1)	Includes mortgage loans to households for the acquisition of housing.
(2)	Total net lending includes financial assets held for trading for loans and advances to customers.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of December 31, 2016, 2015, 2014, 2013 and 2012:

	As of December 31,
	2016	2015	2014	2013	2012
	(In Millions of Euros)
In euros	199,289	204,549	182,903	190,135	211,446
In other currencies	215,366	209,681	155,882	133,578	130,959

Total net lending (1)	414,655	414,230	338,785	323,713	342,406

(1)	Total net lending includes financial assets held for trading for loans and advances to customers.

As of December 31, 2016, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €442 million, compared with €710 million as of December 31, 2015. Loans outstanding to the Spanish government and its agencies amounted to €20,741 million, or 4.8% of our total loans and advances as of December 31, 2016, compared with €23,549 million, or 5.4% of our total loans and advances as of December 31, 2015. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2016, excluding government-related loans, amounted to €19,604 million or approximately 4.6% of our total outstanding loans and advances. As of December 31, 2016 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances by domicile of the office that issued the loan and the type of customer as of December 31, 2016. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	9,087	7,059	4,595	20,741
Agriculture	423	427	227	1,076
Industrial	6,158	4,332	3,180	13,670
Real estate and construction	4,704	4,285	6,190	15,179
Commercial and financial	7,893	3,656	1,562	13,111
Loans to individuals	11,114	23,152	68,034	102,299
Other	6,247	6,059	4,108	16,415

Total Domestic	45,626	48,970	87,896	182,492

Foreign
Government	805	2,322	11,005	14,132
Agriculture	1,742	884	610	3,236
Industrial	15,302	17,315	10,785	43,402
Real estate and construction	6,852	10,167	4,804	21,822
Commercial and financial	20,718	10,313	2,902	33,933
Loans to individuals	17,513	22,150	50,318	89,981
Other	12,401	19,924	9,305	41,630

Total Foreign	75,332	83,074	89,730	248,136

Total Loans and Advances	120,958	132,044	177,626	430,629

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2016.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in One Year or More
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	12,320	92,683	105,003
Variable rate	124,546	80,121	204,667

Total loans and advances	136,866	172,804	309,669

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

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
	(In Millions of Euros, Except Percentages)
Loan loss reserve at beginning of period:
Domestic	12,357	9,832	10,510	9,638	4,689
Foreign	6,385	4,441	4,480	4,506	4,440

Total loan loss reserve at beginning of period	18,742	14,273	14,990	14,144	9,129
Loans charged off:
Total domestic (1)	(3,298)	(3,340)	(2,628)	(1,965)	(2,283)
Total foreign (2)	(2,400)	(1,933)	(1,836)	(1,709)	(1,824)

Total loans charged off:	(5,698)	(5,273)	(4,464)	(3,674)	(4,107)
Provision for possible loan losses:
Domestic	1,095	1,933	2,308	3,420	5,868
Foreign	3,046	2,804	2,439	2,522	2,287

Total provision for possible loan losses	4,141	4,737	4,747	5,942	8,155
Acquisition and disposition of subsidiaries(3)	—	6,572	—	(30)	2,066
Effect of foreign currency translation	(601)	(862)	(119)	(557)	40
Other	(567)	(705)	(881)	(835)	(1,139)

Loan loss reserve at end of period:
Domestic	9,113	12,357	9,832	10,510	9,638
Foreign	6,903	6,385	4,441	4,480	4,506

Total Loan loss reserve at end of period	16,016	18,742	14,273	14,990	14,144

Loan loss reserve as a percentage of total loans and receivables at end of period	3.44%	3.97%	3.80%	4.27%	3.81%
Net loan charge-offs as a percentage of total loans and receivables at end of period	1.22%	1.11%	1.19%	1.05%	1.11%

(1)	Domestic loans charged off in 2016 and 2015 were mainly related to the real estate sector.
(2)	Foreign loans charged off in 2016 include €2,012 million related to real estate loans and loans to individuals and others and €361 million related to commercial and financial loans. Loans charged off in 2015 include €1,904 million related to real estate loans and loans to individuals and others and €16 million related to commercial and financial loans.
(3)	Includes amounts related to the acquisition of Garanti and Catalunya Banc in 2015. See Note 18 to the Consolidated Financial Statements.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €5,698 million during the year ended December 31, 2016 compared with €5,239 million during the year ended December 31, 2015.

Our loan loss reserves as a percentage of total loans and advances increased to 3.4% as of December 31, 2016 from 4.0 % as of December 31, 2015.

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

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2016, 2015, 2014, 2013 and 2012 was €264.2 million, €253.9 million, €231.2 million, €253.3 million and €228.1 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(In Millions of Euros)
Impaired loans
Domestic	16,360	19,481	18,563	20,985	15,165
Public sector	270	191	172	158	145
Other resident sector	16,090	19,290	18,391	20,826	15,019
Foreign	6,565	5,882	4,167	4,493	4,836
Public sector	42	21	8	11	20
Other non-resident sector	6,523	5,860	4,159	4,482	4,816
Total impaired loans	22,925	25,363	22,730	25,478	20,001
Total loan loss reserve	(16,016)	(18,742)	(14,273)	(14,990)	(14,144)
Impaired loans net of reserves	6,908	6,621	8,457	10,488	5,857

Our total impaired loans amounted to €22,925 million as of December 31, 2016, a 9.6% decrease compared with €25,363 million as of December 31, 2015. This decrease was mainly attributable to a decline in domestic impaired loans, particularly in the real estate sector.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of December 31, 2016, the loan loss reserve amounted to €16,016 million, a 14.5% decrease compared with €18,742 million as of December 31, 2015. This decrease in our loan loss reserve is mainly attributable to a decline in domestic impaired loans, particularly in the real estate sector.

The following tables provide information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of December 31, 2016 and 2015:

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	270	(31)	1.30%
Credit institutions	—	—	0.00%
Other sectors	16,090	(7,385)	9.95%
Agriculture	104	(47)	9.64%
Industrial	1,134	(581)	8.29%
Real estate and construction	6,262	(3,521)	41.25%
Commercial and other financial	1,206	(731)	9.19%
Loans to individuals	5,992	(1,744)	5.86%
Other	1,392	(761)	8.48%

Total Domestic	16,360	(7,416)	8.96%

Foreign:
Government	42	(12)	0.30%
Credit institutions	10	(7)	0.00%
Other sectors	6,523	(3,356)	2.79%
Agriculture	117	(67)	3.62%
Industrial	1,159	(457)	2.67%
Real estate and construction	537	(245)	2.46%
Commercial and other financial	661	(346)	1.95%
Loans to individuals	2,809	(1,573)	3.12%
Other	1,240	(675)	2.98%

Total Foreign	6,565	(3,375)	2.65%

General reserve	—	(5,224)

Total impaired loans	22,925	(16,016)	5.65%

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	191	(34)	0.81%
Credit institutions	—	—	—
Other sectors	19,290	(9,468)	11.44%
Agriculture	107	(44)	10.06%
Industrial	1,657	(1,020)	10.99%
Real estate and construction	7,732	(4,534)	41.52%
Commercial and other financial	1,284	(746)	11.11%
Loans to individuals	5,977	(1,942)	5.68%
Other	2,533	(1,182)	14.71%

Total Domestic	19,481	(9,502)	10.13%

Foreign:
Government	21	(11)	0.14%
Credit institutions	30	(23)	0.09%
Other sectors	5,831	(3,291)	2.58%
Agriculture	124	(64)	3.82%
Industrial	776	(412)	1.85%
Real estate and construction	400	(246)	1.97%
Commercial and other financial	612	(314)	1.91%
Loans to individuals	2,840	(1,572)	3.19%
Other	1,078	(684)	2.75%

Total Foreign	5,882	(3,324)	2.44%

General reserve	—	(5,916)

Total impaired loans	25,363	(18,742)	5.87%

Troubled Debt Restructurings

As of December 31, 2016, “troubled debt restructurings”, as described in Appendix XI to our Consolidated Financial Statements, totaling €11,418 million were not considered impaired loans.

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

The non-performing asset ratio in our domestic real estate and construction portfolio was 41.2% as of December 31, 2016 (compared with 41.5% as of December 31, 2015), substantially higher than the average non-performing asset ratio for all of our domestic activities (9.0% as of December 31, 2016 and 10.1% as of December 31, 2015) and the average non-performing asset ratio for all of our consolidated activities (4.9% as of December 31, 2016 and 5.4% as of December 31, 2015). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 25.3% as of December 31, 2016 (compared with 23.7% as of December 31, 2015). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Consolidated Financial Statements).

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2016, December 31, 2015 and December 31, 2014. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	2016		2015		2014
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	5,854	0.8%	7,306	1.0%	5,816	0.9%
Mexico	1,947	0.3%	2,134	0.3%	1,606	0.3%
Turkey	1,665	0.2%	1,974	0.3%	—	—
Other OECD	7,745	1.1%	8,124	1.1%	6,162	1.0%
Total OECD	17,211	2.4%	19,538	2.7%	13,584	2.1%

Central and South America	4,001	0.6%	3,434	0.5%	2,850	0.4%
Other	4,056	0.6%	4,888	0.7%	4,773	0.7%

Total	25,268	3.5%	27,860	3.8%	21,207	3.3%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of the years indicated below by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2016
Mexico	160	5	1,781	1,947
Turkey	105	439	1,120	1,665
United Kingdom	—	3,732	2,122	5,854

Total	266	4,176	5,024	9,466

As of December 31, 2015
Mexico	166	4	1,965	2,134
United Kingdom	—	4,661	2,646	7,306

Total	166	4,665	4,611	9,440

As of December 31, 2014
Mexico	125	17	1,646	1,606
United Kingdom	—	2,999	2,817	5,816

Total	125	3,016	4,463	7,422

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2016.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €104 million, €130 million and €192 million as of December 31, 2016, 2015 and 2014, respectively. These figures do not reflect loan loss reserves of 35.6%, 29.2%, and 16.7% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2016 did not in the aggregate exceed 0.01% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2016, 2015 and 2014 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2016, 2015 and 2014 amounted to $90 million, $81 million and $118 million, respectively (approximately €85 million, €74 million and €97 million, respectively, based on a euro/dollar exchange rate on December 31, 2016 of $1.00 = €0.95, on December 31, 2015 of $1.00 = €0.92, and on December 31, 2014 of $1.00 = €0.82).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of December 31, 2016
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	161,022	26,602	6,768	186,771
Foreign
Europe	30,949	101	38,338	69,388
Mexico	54,117	2,400	3,663	69,034
South America	50,282	2,407	4,035	57,658
The United States	62,311	38	5,040	67,995
Turkey	38,211	3,191	1,463	44,021
Other	4,572	—	4,194	8,766
Total Foreign	240,442	8,138	56,733	316,863

Total	401,465	34,740	63,501	503,634

	As of December 31, 2015
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	168,689	19,014	8,262	195,965
Foreign
Europe	35,770	101	39,896	75,767
Mexico	51,422	11,254	1,643	64,319
South America	44,469	3,341	4,423	52,233
The United States	62,988	619	7,391	70,998
Other	36,036	4,348	1,786	42,170
Total Foreign	3,988	1,411	5,142	10,541
Total	234,673	21,073	60,281	316,027

	403,362	40,087	68,543	511,992

	As of December 31, 2014
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	143,721	17,568	10,213	171,502
Foreign
Europe	18,187	101	39,004	57,292
Mexico	46,678	8,596	3,063	58,337
South America	58,239	1,091	6,402	65,732
The United States	50,902	—	4,610	55,512
Other	1,607	824	1,725	4,156
Total Foreign	175,613	10,611	54,804	241,028

Total	319,334	28,178	65,017	412,529

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to the Consolidated Financial Statements.

As of December 31, 2016, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 or greater was as follows:

	As of December 31, 2016
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	11,956	42,538	54,495
Over 3 to 6 months	6,546	7,805	14,351
Over 6 to 12 months	10,353	12,064	22,417
Over 12 months	11,828	10,811	22,639
Total	40,682	73,219	113,902

Time deposits from Spanish and foreign financial institutions amounted to €30,826 million as of December 31, 2016, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2016, 2015 and 2014, see Note 22 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2016, 2015 and 2014.

	As of and for the Year Ended December 31, 2016		As of and for the Year Ended December 31, 2015		As of and for the Year Ended December 31, 2014
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euro, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish treasury bills):
As of end of period	39,682	1.6%	50,342	1.0%	48,538	0.6%
Average during period	39,589	1.4%	47,954	0.9%	45,702	0.9%
Maximum quarter-end balance	41,399	—	50,342	—	48,538	—
Bank promissory notes:
As of end of period	1,033	0.2%	516	0.3%	1,070	1.7%
Average during period	883	0.7%	2,239	1.0%	1,000	1.4%
Maximum quarter-end balance	1,079	—	3,354	—	1,107	—
Bonds and subordinated debt :
As of end of period	14,708	3.7%	14,741	3.4%	15,070	3.7%
Average during period	15,092	3.5%	15,320	2.2%	14,791	3.0%
Maximum quarter-end balance	16,016	—	15,693	—	15,503	—
Total short-term borrowings as of end of period	55,423	2.1%	65,598	1.5%	64,677	1.3%

Return Ratios

The following table sets out our return ratios:

	As of or for the Year Ended December 31,
	2016	2015	2014
	(In Percentages)
Return on stockholders’ funds (1)	6.7%	5.3%	5.6%
Return on assets(2)	0.6%	0.5%	0.5%
Dividend pay-out ratio(3)	33.5	45.9	24.7
Equity to assets ratio(4)	7.6%	7.7%	7.8%

(1)	Represents profit attributable to parent company for the year as a percentage of average stockholder’s funds for the year, excluding “Non-controlling interest”.
(2)	Represents profit attributable to parent company as a percentage of average total assets for the year.
(3)	Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividend Option” scheme) as a percentage of profit attributable to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividend Option” scheme (in the form of BBVA shares or ADSs). See “—Business Overview—Supervision and Regulation—Dividends—Scrip Dividend” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.
(4)	Represents average total equity over average total assets.

F. Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring processes that have been underway for several years have increased the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid), Caixabank (which acquired Banco de Valencia, Banca Cívica and Barclays’s Spanish operations), Banco Popular and Banco Sabadell.

We face strong competition in all of our principal areas of operations. The low interest rate environment which depresses interest income and the ongoing de-leveraging process makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the credit market for lending to small and medium enterprises (SMEs), where new credit interest rates have fallen from an average of 5.0% by mid-2014 to around 2.3% at December 2016, getting closer to not covering credit costs.

In addition, in the aftermath of the financial crisis, the need for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment has depressed deposits’ remuneration, there seems to be a zero interest rate floor as deposit rates are not entering negative territory. The Bank of Spain, through its Circular 3/2011, of June 30, required that a higher contribution be made to the Deposit Guarantee Scheme (DGS) in connection with deposits the remuneration of which exceeded certain thresholds dependent on the evolution of the Euribor. However, this requirement was removed in the summer of 2012. Former Spanish savings banks, many of which have become banks and received financial or other forms of support from the Spanish government and the European Stability Mechanism, and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services. While the European Commission has imposed certain size limits on institutions receiving public capital, such limits only affect entities that account for around 30% of the total assets of the Spanish financial system which, in addition, have a relatively long period (five years) to comply with such limits. Some of these entities remain particularly active in some sectors, for example, in lending to SMEs.

Credit cooperatives, which are active principally in rural areas where they provide savings and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. The entry of “fintech companies” and on-line banks into the Spanish banking system has also increased competition, especially in payment services. Insurance companies and other financial service firms also compete for customer funds. In addition, despite their recent decline, the high interest rates offered by Spanish public debt has made it a strong competitor for deposits. Like commercial banks, former savings banks, insurance companies and other financial service firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from saving banks and, to a lesser extent, cooperatives.

Furthermore, the EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area), which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the EU and the MiFID project (Markets in Financial Instruments Directive), which aims to create a European framework for investment services. In addition, decisive steps are being taken towards achieving a banking union in Europe (as agreed at a Eurogroup meeting in June 2012). The ECB started to work as a single supervisor in November 2014, supervising around 123 entities (including us) in the Eurozone. In addition, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the Fund and the appointment of the SRB which is operational since January 1, 2015. In addition, a new instrument of bank direct recapitalization was created within the ESM. The bail-in tool included in the BRRD entered into force on January 1, 2016. The creation of a common deposit-guarantee scheme (the EDIS) was proposed by the European Commission in November 2015 in order to complete the current banking union process. More recently, in November 2016, the Bank of Spain Circular 7/2016 entered into force and modified the calculation of provisions by Spanish banks.

Following the financial turmoil, a number of banks have disappeared or have been absorbed by other banks. We believe this trend will likely continue in the future, with a number of mergers and acquisitions between financial entities both domestically and at the European level. In Spain, the recapitalization of several entities with public funds and their subsequent privatization, with the purpose of achieving a stronger banking sector, has intensified this process. In this vein, it is possible that Bankia and BMN merge, as the FROB owns more than 60% of both entities. In the U.S., the government has facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

In the United States, where we operate primarily through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment of its assets since 2009, which resulted in losses in selected product categories and slow loan growth. U.S. commercial banks have largely recovered from the crisis, although the mortgage delinquency rate remained high at 4.25% in December 2016, according to the Federal Reserve. Commercial banks continue to make strides toward healthy balance sheets, with delinquency and charge-off rates falling throughout 2016. Consumer delinquencies of the system have actually fallen below pre-crisis levels. Commercial real estate asset quality has also improved steadily with the delinquency rate at 0.84% as of December 31, 2016 according to the Federal Reserve. Asset quality has improved since the crisis, and we expect these positive trends to continue on the back of rising economic confidence despite increased uncertainty due to the new administration.

In Turkey, where we operate through Garanti, competition remains high mainly from the three public banks operating in the region, which accounted for 33% of total loans as of December 31, 2016, and from private banks, with an estimated aggregate market share (including Garanti) of approximately 58% as of December 2016. Development banks and the so called “participation banks” (banks that operate under the ethos of Islamic banking) accounted for the remaining 9%. During 2016, credit in Turkey grew at a more moderate pace than in prior years given the uncertainties in foreign and domestic markets, although it grew at double-digit rates year-on-year in local currency. Overall loans to individuals in Turkey increased by 17% in local currency during 2016 (source: BRSA). Adjusted for the effect of the depreciation of the Turkish lira, such rate would be closer to 11%. Growth in customer funds also slowed in 2016, although it remained at double digit rates year-on-year in local currency (deposits grew by 17% in 2016 in local currency).

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent throughout the financial crisis. The banking system has remained solid during 2016, with total bank lending showing double-digit growth, although slightly below last year’s growth rate (an increase of 12.9% in 2016, compared to an increase of 14.7% in 2015). The amount of total banking deposits maintained in 2016 roughly the same growth rate of 2015 at 12.4% year-on-year. Despite the faster growth of total lending and total assets under management, the overall capitalization level remained unchanged at 15.0% as of November 30, 2016.

In Mexico, changes in banking regulation could have a significant potential impact on competition. In particular, the government proposed a Financial Reform Initiative in May 2013 that was approved in January 2014. The reform includes:

•	Changes in the mandate of development banks (public banks) to foster the growth of the financial system. The reform allowed for a modern management of internal organization, use of capital, human resources and talent.

•	Measures to promote competition in the financial sector to make financial services less expensive. The reform strengthened the powers of the financial ombudsman, the Condusef, to regulate the relationship between financial institutions and consumers, allowed it to issue public recommendations to financial institutions; created a bureau of financial institutions aimed at strengthening market discipline; and established a new arbitral system for conflict resolution, among others. The reform also made it easier for consumers to switch mortgages. Overall greater competition in this market has resulted in lower interest rates and better conditions for consumers. A new framework for the regulation of card payment systems was also introduced for the ultimate benefit of financial consumers.

•	Additional incentives to boost lending. The reform also aimed to redress the shortcomings and difficulties of guarantee execution which eventually translated in higher prices and worse conditions for financial consumers in general. The reform amended judicial proceedings, safeguarded lenders rights and expedited execution of pledged assets (without the need of an execution proceeding or a court ruling on the matter). These changes may have contributed to the positive performance of credit in recent months. The introduction of specialized courts for financial matters, one of the reform’s most promising improvements and with greater potential to further expand credit, remains pending. Once in place, these courts should resolve matters in a more expedited and efficient way, allowing for example the quick execution of guarantees for the immediate benefit of lenders. These courts should help reduce overall judicial costs, strengthen market discipline and enable greater competition through cleaner prices.

•	The improvement of prudential regulation to strengthen the financial and banking systems.

It is early to determine the definitive impact that the financial reform has had on the level of competition of the Mexican financial system. Credit has performed positively since the approval of the reform but this may also be the result of a relatively stable and positive overall macroeconomic performance. Further, both commercial and development bank credit had already engaged in a growth cycle well before the reform was unveiled as both credit portfolios have shown real annual growth from 2010 onwards. Although the new regulatory framework may have contributed to the recent success, the real impact of the reform should manifest in the medium and long term.

In addition, any changes in laws, regulations and policies pursued by the incoming U.S. Government may adversely affect the emerging markets in which the Group operates, particularly Mexico due to the trade and other ties between Mexico and the United States.

G. Cybersecurity and Fraud Management

Digital transformation has become a strategic priority for the financial sector and in particular for BBVA. In this regard, it is vital to protect our trademark, our assets and the information of our customers from existent threats in the digital world.

To obtain this objective, we have a Computer Emergency Response Team (CERT) which is responsible for preventing, alerting and responding to cyber threats. We believe that the CERT can adapt quickly and innovate solutions to solve the challenges needed to digitally transform the BBVA Group, while keeping up with the frequent changes to cyber-crime technology.

With the objective of maintaining the best practices of the international financial sector, in 2016 a Technology and Cybersecurity Committee was created in the BBVA Group. This committee is composed of four Board members and is chaired by the Chief Executive Officer of BBVA.

During 2016, BBVA has consolidated the implementation of the NIST (National Institute of Standards and Technology) standard with the control and management framework of cyber security.

Lastly, BBVA has a strong commitment to the protection of its customers, and to this end we work closely with regulators and the bank industry in those countries in which the BBVA Group has a presence, with the goal that customers are always protected.

During 2016, BBVA made progress in the integrity management of all external and internal fraud prevention processes, including the establishment of a corporate fraud committee. The BBVA Group’s global anti-fraud program is focused on preventing and mitigating the impact of fraudulent activities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The BBVA Group is a customer-centric global financial services group founded in 1857. It has a solid leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and the Sunbelt Region of the United States; moreover, it is also the leading shareholder in Garanti, Turkey’s biggest bank in terms of market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture.

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

As of December 31, 2016, the BBVA Group had 134,792 employees, 70 million customers, 8,660 branches and 31,120 ATMs and was present in 35 countries. As of such date the BBVA Group was composed of 370 consolidated entities and 89 entities accounted for using the equity method.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2016, 2015 and 2014 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2016, 2015 and 2014, and its results of operations and consolidated cash flows for the years ended December 31, 2016, 2015 and 2014. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.

In preparing the Consolidated Financial Statements estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	The impairment on certain financial assets.

•	The assumptions used to quantify other provisions and for the actuarial calculation of the post-employment benefit liabilities and commitments.

•	The useful life and impairment losses of tangible and intangible assets.

•	The measurement of goodwill.

•	The fair value of certain unlisted financial assets and liabilities.

•	The recoverability of deferred tax assets.

•	The exchange rate and the inflation rate of Venezuela.

Although these estimates were made on the basis of the best information available as of December 31, 2016, 2015 and 2014, respectively, on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

We have identified the accounting policies enumerated below as critical to the understanding of our results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.

See Note 2.3 to the Consolidated Financial Statements for information on changes to IFRS or their interpretation that will become effective after the date of this Annual Report.

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

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2016, 2015 and 2014, no indicators of impairment had been identified in any of the main CGUs.

The Group’s most significant goodwill corresponds to the CGU in the United States. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2016, the Group used a sustainable growth rate of 4.0% (the same rate was considered as of December 31, 2015 and 2014) to extrapolate the cash flows in perpetuity starting on the fifth year (2020), based on the real GDP growth rate of the United States and the income recurrence. The rate used to discount the cash flows is the cost of capital assigned to the CGU, 10.0% as of December 31, 2016 (9.8% and 10.0% as of December 31, 2015 and 2014, respectively), which consists of the free risk rate plus a risk premium.

As of December 31, 2016 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €1,106 million and €1,309 million respectively (€1,117 million and €1,329 million respectively as of December 31, 2015). If the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €521 million and €441 million respectively (€803 million and €675 million respectively as of December 31, 2015).

As of December 31, 2016 the recoverable amount of our main CGUs was substantially in excess of their carrying value and, as such, was not at risk of impairment.

Insurance contracts

The methods and techniques used to calculate the mathematical reserves for insurance contracts mainly involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each contract. Changes in insurance mathematical reserves may occur in the future as a consequence of changes in interest rates and other key assumptions. See Notes 2.2.9 and 23 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies and assumptions about our most significant insurance contracts.

Post-employment benefits and other long term commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.12 and 25 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

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

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the loss identification period (‘LIP’) parameter, which is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level. The analysis of the LIPs is carried out on the basis of uniform risk portfolios.

•	Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset. In order to calculate the LGD at each balance sheet date, the Group evaluates the whole amount expected to be obtained over the remaining life of the financial asset. The recoverable amount from executable secured collateral is estimated based on the property valuation, discounting the necessary adjustments to adequately account for the potential fall in value until its execution and sale, as well as execution costs, maintenance costs and sale costs. When a property right is contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers are purchased, the asset is recognized in the financial statements (see Note 2.2.4 to the Consolidated Financial Statements).

For the years ended December 31, 2016, 2015 and 2014, there was no material difference in the amount of incurred losses on loans and advances calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

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

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for 2016, 2015 and 2014 and as of December 31, 2016, 2015 and 2014 according to the ECB.

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Mexican peso	20.6637	17.6109	17.6582	21.7718	18.9147	17.8680
U.S.dollar	1.1069	1.1094	1.3283	1.0541	1.0887	1.2141
Argentine peso	16.3348	10.2526	10.7680	16.5846	14.1267	10.3830
Chilean peso	748.5030	725.6894	756.4297	703.2349	769.8229	736.9197
Colombian peso	3,378.3784	3,048.7805	2,652.5199	3,164.5570	3,424.6575	2,906.9767
Peruvian new sol	3.7333	3.5314	3.7672	3.5310	3.7092	3.6144
Venezuelan bolivar (*)	1,893.9394	469.4836	14.7785	1,893.9394	469.4836	14.5692
Turkish lira	3.3427	3.0246	2.9064	3.7072	3.1765	2.8320

(*)	With respect to 2016 and 2015, an alternative exchange rate (see “Presentation of Financial Information—Venezuela”) has been used as reference.

During 2016, all of the above currencies depreciated against the euro in average terms, except for the U.S dollar. In particular, the Venezuelan bolivar depreciated significantly (see “Presentation of Financial Information—Venezuela”). With respect to period-end exchange rates, there was a period-on-period appreciation against the euro of the U.S. dollar, Chilean peso, Colombian peso and Peruvian new sol, and a period-on-period depreciation of the rest of currencies against euro, which was particularly significant for the Venezuelan bolivar. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and was negative for the period-on-period comparison of the Group’s balance sheet.

During 2015, all of the above currencies appreciated against the euro in average terms, except for the Colombian peso, the Turkish lira and the Venezuelan bolivar, which, in the case of the Venezuelan bolivar, depreciated significantly. With respect to period-end exchange rates, there was a period-on-period depreciation of all of the above currencies against the euro, except for the U.S. dollar. The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and was negative for the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this Annual Report we have sometimes excluded the impact of changes in exchange rates by assuming constant exchange rates. In particular, with respect to income statement amounts, we have used the average exchange rate for the later period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of such later period.

Consolidation of Garanti

On November 19, 2014, the Group signed agreements with Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk to acquire 62,538,000,000 additional shares of Garanti in the aggregate (equivalent to 14.89% of the capital of Garanti). Upon the closing of this acquisition in July 2015, we held 39.90% of Garanti’s share capital and started to consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity. On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017.”

The acquisition completed in 2015 resulted in certain changes in our operating segments. In particular, since January 1, 2015, our former Eurasia segment has been recast into the following two segments: Turkey, which consists of our stake in Garanti (25.01% until July 27, 2015, 39.90% from July 27, 2015 to March 22, 2017 and 49.85% since March 22, 2017), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey.

In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 has been retrospectively revised to reflect our current reporting structure. This revision did not affect the Group’s consolidated income statement. See Note 3 to our Consolidated Financial Statements for additional information.

Acquisition of Catalunya Banc

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent had been fulfilled, BBVA announced the acquisition of 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million. Previously, on July 21, 2014, the Management Commission of the FROB had accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc. Such acquisition had an impact on the results of operations of the Banking Activity in Spain segment during 2015, affecting the comparability of the segment in 2015 with prior periods. As of December 31, 2016, Catalunya Banc had been fully merged into BBVA.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the overall performance of their respective economies regarding activity, employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with the Gross Domestic Product (GDP), the employment and corporate profits evolution. Regarding interest rates, they have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest than the interest received on investments. However, it should be noted that higher interest rates, everything equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

In spite of recent improvement, the world growth remains anchored at historical low levels, c. 3% in 2016 according to BBVA Research estimates, well below the 2015 estimation (3.5%) and its long-term average around 3.5%. This deceleration path is similar for the advanced economies GDP at the same time that emerging markets GDP growth keeps a 4% rate. World GDP growth perspectives are around 3.2% in 2017 according to BBVA Research forecasts.

Regarding the evolution of key economic areas for the Group, after growing by 3.2% in 2016, the Spanish economy continued to expand at an annualized rate slightly higher than 3.0% in the first quarter of 2017. According to BBVA Research’s current estimates, growth is expected to slow down towards an average of 2.7% in 2017. Some of the tailwinds of the Spanish economy, which had an expansionary effect on growth, are losing momentum: the fall of oil prices has stopped, the euro exchange rate depreciation has finished, price-competitiveness does not improve and interest rates do not register further decreases and the fiscal policy stance is less growth supportive than in the past. However, improvements in the credit market and the structural economic reforms implemented in Spain, including that of the labor market, are expected to remain anchors for economic growth in Spain.

The Mexican GDP grew by 2.0% in 2016 under a slowing rhythm that will likely intensify at least in the first part of 2017. The cooling-off of GDP in 2016 stemmed from the downward trend in some demand components of aggregate demand, both domestic and foreign, and especially in public investment and exports. Fiscal policy tightening and diminished demand from the United States were the main factors behind this evolution, BBVA Research forecasts GDP to grow around 1% in 2017. However Mexico’s outlook is plagued with uncertainty which mainly stems from the new U.S. administration’s economic policy, especially as regards trade and migration issues. Against this backdrop, sound fiscal policy and monetary policy oriented to price’s stability would be crucial for limiting the impact of uncertainties around the Mexican economy.

As regards Turkey, the preparation of Turkish’s National Accounts in accordance with the ESA 2010 methodology resulted in higher GDP levels for prior years. The annual GDP growth in the period 2011-15 was 7.1% on average compared to 4.4% according to previous estimation. 2016 annual GDP growth is estimated to have decreased to 2.3% weighted by the tightening of foreign funding conditions, the end of the fall in oil prices, and the uncertainty stemming from a challenging geopolitical and political background. However, GDP evolution is expected to benefit from a monetary policy which is focused on price stability and the possible implementation of a fiscal policy that supports demand.

South America GDP growth (based on the weighted average of Argentina, Brazil, Chile, Colombia, Mexico, Paraguay, Peru, Mexico, Uruguay and Venezuela, according to their GDP size) was negative in 2016 (-1.4% according to BBVA Research estimates) due to the combined effect of lower commodity prices, lower demand from China, tougher global financial conditions and domestic problems in some economies such as Brazil and Argentina. While growth prospects for 2017 are supported by higher commodity prices, monetary easing and infrastructure investment in some cases, the outlook for this region is adversely affected by uncertainties regarding the impact of U.S. policy actions, the outcome of local elections and delays in planned investment.

The U.S. economy slowed down in 2016. GDP grew by 1.6% (2.6% in 2015) and continued to progress at dual speed, with strong consumption but moderate investment. Private consumption is expected to continue to increase at a similar pace, supported by employment growth, credit availability and more limited inflationary pressures, despite the important role that deleveraging is expected to play. With respect to investment, lower company earnings and the adjustment in the energy and mining sector are expected to continue to weigh on corporate decisions. Additionally, the limited increase of the Federal Reserve’s reference interest rates that started in December 2015 and continued in 2016 and 2017 is coherent with the subdued inflationary pressures. This gives room for maneuver to absorb the impact on the economy of higher real interest rates. All in all, we believe the U.S. economic outlook for 2017 and beyond rests on two key factors: whether the new administration’s ambitious pro-business agenda aimed at boosting investment and employment spurs consumption and investment and whether the administration can uphold the institutions that have given the U.S. economy a comparative advantage.

BBVA Group Results of Operations for 2016 Compared with 2015

The table below shows the Group’s consolidated income statements for 2016 and 2015:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Interest and similar income	27,708	24,783	11.8
Interest and similar expenses	(10,648)	(8,761)	21.5

Net interest income	17,059	16,022	6.5

Dividend income	467	415	12.5
Share of profit or loss of entities accounted for using the equity method	25	174	(85.6)
Fee and commission income	6,804	6,340	7.3
Fee and commission expenses	(2,086)	(1,729)	20.6
Net gains (losses) on financial assets and liabilities	1,661	865	92.0
Exchange differences (net)	472	1,165	(59.5)
Other operating income	1,272	1,315	(3.3)
Other operating expenses	(2,128)	(2,285)	(6.9)
Income on insurance and reinsurance contracts	3,652	3,678	(0.7)
Expenses on insurance and reinsurance contracts	(2,545)	(2,599)	(2.1)

Gross income	24,653	23,362	5.5

Administration costs	(11,366)	(10,836)	4.9
Personnel expenses	(6,722)	(6,273)	7.2
Other administrative expenses	(4,644)	(4,563)	1.8
Depreciation	(1,426)	(1,272)	12.1

Net margin before provisions	11,861	11,254	5.4

Provisions or (-) reversal of provisions	(1,186)	(731)	62.2
Impairment losses on financial assets (net)	(3,801)	(4,272)	(11.0)
Impairment losses on other assets (net)	(521)	(273)	90.8
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	70	(2,135)	n.m. (1)
Negative goodwill recognized in profit or loss	—	26	(100.0)
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(31)	734	n.m. (2)

Operating profit before tax	6,392	4,603	38.9

Tax expense or (-) income related to profit or loss from continuing operations	(1,699)	(1,274)	33.4

Profit from continuing operations	4,693	3,328	41.0

Profit from discontinued operations (net)	—	—	—

Profit	4,693	3,328	41.0

Profit attributable to parent company	3,475	2,642	31.5
Profit attributable to non-controlling interests	1,218	686	77.6

(1)	Not meaningful.

The changes in our consolidated income statements for 2016 and 2015 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2016 compared with 2015.

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Interest and similar income	27,708	24,783	11.8
Interest and similar expenses	(10,648)	(8,761)	21.5

Net interest income	17,059	16,022	6.5

Net interest income for the year ended December 31, 2016 amounted to €17,059 million, a 6.5% increase compared with the €16,022 million recorded for the year ended December 31, 2015 mainly as a result of the following changes:

•	in Turkey, net interest income increased as a result of the change in the consolidation method of Garanti in July 2015 and, to a lesser extent, increases in volumes and yields on loans and decreased cost of deposits, partially offset by a decline in the value of the Turkish lira;

•	in the United States, net interest income increased mainly as a result of the impact of the appreciation of the U.S. dollar and, to a lesser extent, the impact of the growth in loans and advances to customers, as well as improving pricing of such loans and advances driven by higher yields in new loan production and the lower costs of deposits;

•	in the Banking Activity in Spain, net interest income decreased compared to the previous year, mainly as a result of a decrease in loan volumes in an environment of low interest rates;

and was partially offset by the following changes:

•	in Mexico, net interest income decreased mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset the higher volumes in lending and fund gathering; and

•	in South America, net interest income decreased mainly as a result of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso, which more than offset the increase in fees related to bills, receivables, checks and credit cards, particularly in Colombia and Argentina.

Dividend income

Dividend income for the year ended December 31, 2016 amounted to €467 million, a 12.5% increase compared with the €415 million recorded for the year ended December 31, 2015, mainly as a result of an increase in the collection of dividends from our investments in Telefónica S.A. and CNCB.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2016 amounted to €25 million, an 85.6% decrease compared with the €174 million recorded for the year ended December 31, 2015. This decrease was mainly attributable to the fact that in 2015 the results of operations of Garanti were accounted for using the equity method for six months (through June 30, 2015), whereas we consolidated Garanti’s results throughout 2016 using the full integration method.

Fee and commission income

The breakdown of fee and commission income for 2016 and 2015 is as follows:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Bills receivables	52	94	(44.5)
Current accounts	469	405	15.7
Credit and debit cards	2,679	2,336	14.7
Checks	207	239	(13.2)
Transfers and others payment orders	578	474	21.9
Insurance product commissions	178	171	4.2
Commitment fees	237	172	37.5
Contingent risks	406	360	12.9
Asset Management	839	686	22.4
Securities fees	335	283	18.2
Custody securities	122	314	(61.1)
Other	701	807	(13.1)

Fee and commission income	6,804	6,340	7.3

Fee and commission income increased by 7.3% to €6,804 million for the year ended December 31, 2016 from €6,340 million for the year ended December 31, 2015 mainly as a result of the change in the consolidation method of Garanti and, to a lesser extent, increased collection and payment services income, particularly transfers, fees and commissions from credit cards in Mexico and South America.

Fee and commission expenses

The breakdown of fee and commission expenses for 2016 and 2015 is as follows:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	1,334	1,113	19.9
Transfers and others payment orders	102	92	10.9
Commissions for selling insurance	63	69	(8.7)
Other fees and commissions	587	454	29.3

Fee and commission expenses	2,086	1,729	20.6

Fee and commission expenses increased by 20.6% to €2,086 million for the year ended December 31, 2016 from €1,729 million for the year ended December 31, 2015 mainly as a result of the change in the consolidation method of Garanti, the contribution of Catalunya Banc and, to a lesser extent, due to higher expenses assigned to insurance and credit and debit card commissions.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities increased by 92.0% to €1,661 million for the year ended December 31, 2016 from €865 million for the year ended December 31, 2015, mainly as a result of higher ALCO (Assets and Liabilities Committee) portfolio sales in Spain.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2016 and 2015. Beginning January 1, 2016, we have modified the sub-captions included in net gain (losses) on financial assets and liabilities. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 Form 20-F under net gains (losses) on financial assets and liabilities:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	1,375	1,055	30.3
Available-for-sale financial assets	1,271	980	29.7
Loans and receivables	95	76	23.9
Other	10	(1)	n.m.	(1)
Gains or losses on financial assets and liabilities held for trading, net	248	(409)	n.m.	(1)
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	114	126	(9.2)
Net gains (losses) on financial assets and liabilities	(76)	93	n.m.	(1)

Net gains (losses) on financial assets and liabilities	1,661	865	92.0

(1)	Not meaningful.

Exchange differences (net)

Exchanges differences (net) decreased from €1,165 million for the year ended December 31, 2015 to €472 million for the year ended December 31, 2016, due primarily to the evolution of foreign currencies and exchange rate management, including hedging arrangements.

Other operating income and expenses

Other operating income amounted to €1,272 million for the year ended December 31, 2016, a 3.3% decrease compared with €1,315 million for the year ended December 31, 2015, mainly due to the lower income from non-financial services, partially offset by higher dividends collected from CNCB.

Other operating expenses for the year ended December 31, 2016, amounted to €2,128 million, a 6.9% decrease compared with the €2,285 million recorded for the year ended December 31, 2015 due primarily to lower expenses from real estate companies.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance for the year ended December 31, 2016 was €3,652 million, a 0.7% decrease compared with €3,678 million gain recorded for the year ended December 31, 2015.

Expenses on insurance and reinsurance contracts for the year ended December 31, 2016 were €2,545 million, a 2.1% decrease compared with the €2,599 million gain recorded for year ended December 31, 2015.

Administration costs

Administration costs for the year ended December 31, 2016 amounted to €11,366 million, a 4.9% increase compared with the €10,836 million recorded for the year ended December 31, 2015, mainly due to the change in the consolidation method of Garanti and the higher contribution of Catalunya Banc, partially offset by the effect of the depreciation of the currencies in Mexico and South America.

The table below provides a breakdown of personnel expenses for the years ended December 31, 2016 and 2015. Beginning January 1, 2016, we have modified the sub-captions included in administration costs. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 Form 20-F under administration costs.

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Wages and salaries	5,267	4,868	8.2
Social security costs	784	733	7.0
Defined contribution plan expense	87	84	3.6
Defined benefit plan expense	67	57	17.5
Other personnel expenses	516	531	(2.8)

Personnel expenses	6,722	6,273	7.2

Wages and salary expenses increased 7.2% from €6,273 million for the year ended December 31, 2015 to €6,722 million for year ended December 31, 2016, mainly as a result of the change in the consolidation method of Garanti.

The table below provides a breakdown of other administrative expenses for 2016 and 2015:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Technology and systems	673	625	7.7
Communications	294	281	4.8
Advertising	398	387	2.9
Property, fixtures and materials	1,080	1,030	4.9
Of which:
Rent expenses	616	591	4.2
Taxes other than income tax	433	466	(7.1)
Other expenses	1,766	1,775	(0.5)

Other administrative expenses	4,644	4,563	1.8

Technology and systems expenses increased 7.7% from €625 million for the year ended December 31, 2015 to €673 million for the year ended December 31, 2016, mainly due to the change in the consolidation method of Garanti and higher spending on technology. Property, fixtures and materials expenses increased from €1,030 million for the year ended December 31, 2015 to €1,080 million mainly as a result of the change in the consolidation method of Garanti and the higher contribution of Catalunya Banc.

Depreciation

Depreciation for the year ended December 31, 2016 was €1,426 million, an 12.1% increase compared with the €1,272 million recorded for the year ended December 31, 2015 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, the amortization of software and hardware particularly in the United States affected by the mild appreciation of the U.S. dollar.

Provisions or (-) reversal of provisions

Provisions for the year ended December 31, 2016 totaled €1,186 million, a 62.2% increase compared with the €731 million recorded for the year ended December 31, 2015 mostly as a result of higher provisions related to the invalidity of clauses limiting of interest rates in certain mortgage loans with customers (the so-called “cláusulas suelo”) of €577 million (€404 million after tax).

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2016 was a loss of €3,801 million, a 11.0% decrease compared with the €4,272 million loss recorded for the year ended December 31, 2015 mainly due to decreased impaired assets as a result of lower additions to non-performing assets in Spain, higher recovery of written-off assets of the Real Estate Activity in Spain segment and the impact of the depreciation of the majority of our operating currencies against the euro. These effects were partially offset by the change in the consolidation method of Garanti. The Group’s non-performing asset ratio was 4.9% as of December 31, 2016, compared with 5.4% as of December 31, 2015.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2016 amounted to €521 million, a 90.8% increase compared with the €273 million recorded for the year ended December 31, 2015, due to impairments losses on real estate investment properties in Spain.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains (losses) on derecognition of non-financial assets and subsidiaries, net for the year ended December 31, 2016 amounted to a gain of €70 million, compared with a loss of €2,135 million recognized for the year ended December 31, 2015. The loss recorded for the year ended December 31, 2015 was mainly the result of the fair value measurement of the stake we already held in Garanti at the time we acquired our additional 14.89% stake in Garanti, which we had to make as a result of the purchase of an additional stake in Garanti and the change in its consolidation method.

Negative goodwill recognized in profit or loss

There was no negative goodwill recognized in profit or loss for the year ended December 31, 2016. There was €26 million negative goodwill recognized in profit or loss for the year ended December 31, 2015 as a result of the acquisition of Catalunya Banc.

Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2016, amounted to a loss of €31 million, compared with a gain of €734 million for the year ended December 31, 2015. The gain in 2015 related mainly to capital gains from the sale of the 6.34% stake in CNCB.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2016 was €6,392 million, a 38.9% increase from the €4,603 million recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations for the year ended December 31, 2016 was an expense of €1,699 million, compared with a €1,274 million expense recorded for the year ended December 31, 2015, as a result of higher operating profit before tax and a lower proportion of income with low or zero tax rates (primarily dividends and equity-accounted earnings).

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2016 was €4,693 million, a 41.0% increase from the €3,328 million recorded for the year ended December 31, 2015.

Profit from discontinued operations (net)

There was no profit from discontinued operations for the year ended December 31, 2016, nor for the year ended December 31, 2015.

Profit

As a result of the foregoing, profit for the year ended December 31, 2016 was €4,693 million, a 41.0% increase from the €3,328 million recorded for the year ended December 31, 2015.

Profit attributable to parent company

Profit attributable to parent company for the year ended December 31, 2016 was €3,475 million, a 31.5% increase from the €2,642 million recorded for the year ended December 31, 2015.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2016 was €1,218 million, a 77.6% increase compared with €686 million for the year ended December 31, 2015, mainly as a result of the change in the consolidation method of Garanti and stronger performance of our Peruvian and Argentinian operations where there are minority shareholders, partially offset by the depreciation of the Venezuelan bolivar.

BBVA Group Results of Operations for 2015 Compared with 2014

The table below shows the Group’s consolidated income statements for 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Interest and similar income	24,783	22,838	8.5
Interest expense and similar charges	(8,761)	(8,456)	3.6

Net interest income	16,022	14,382	11.4

Dividend income	415	531	(21.8)
Share of profit or loss of entities accounted for using the equity method	174	343	(49.3)
Fee and commission income	6,340	5,530	14.6
Fee and commission expenses	(1,729)	(1,356)	27.5
Net gains (losses) on financial assets and liabilities	865	1,435	(39.7)
Exchange differences (net)	1,165	699	66.7
Other operating income	1,315	959	37.1
Other operating expenses	(2,285)	(2,705)	(15.5)
Income on insurance and reinsurance contracts	3,678	3,622	1.5
Expenses on insurance and reinsurance contracts	(2,599)	(2,714)	(4.2)

Gross income	23,362	20,725	12.7

Administration costs	(10,836)	(9,414)	15.1
Personnel expenses	(6,273)	(5,410)	16.0
Other administrative expenses	(4,563)	(4,004)	14.0
Depreciation	(1,272)	(1,145)	11.1

Net margin before provisions	11,254	10,166	10.7

Provisions or (-) reversal of provisions	(731)	(1,142)	(36.0)
Impairment losses on financial assets (net)	(4,272)	(4,340)	(1.6)
Impairment losses on other assets (net)	(273)	(297)	(8.1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(2,135)	46	n.m. (1)
Negative goodwill recognized in profit or loss	26	—	n.m. (1)
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	734	(453)	n.m. (1)

Operating profit before tax	4,603	3,980	15.7

Tax expense or (-) income related to profit or loss from continuing operations	(1,274)	(898)	41.9

Profit from continuing operations	3,328	3,082	8.0

Profit from discontinued operations (net)	—	—	—

Profit	3,328	3,082	8.0

Profit attributable to parent company	2,642	2,618	0.9
Profit attributable to non-controlling interests	686	464	47.8

(1)	Not meaningful.

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

Net interest income for the year ended December 31, 2015 amounted to €16,022 million, an 11.4% increase compared with the €14,382 million recorded for the year ended December 31, 2014 mainly as a result of the following changes:

•	in the Banking Activity in Spain, due to the impact of the acquisition of Catalunya Banc and, to a lesser extent, increased loans and advances to customers;

•	in Turkey, as a result of the change in the consolidation method of Garanti in July 2015 and, to a lesser extent, due to increased volumes of loans resulting from new loan production in most portfolios especially mortgage loans, energy sector and service sector, partially offset by a negative exchange rate effect of the Turkish Liras;

•	in Mexico, because of Mexican economic growth there has been increased activity, especially in loans and advances to customers; and

•	in the United States, mainly as a result of the impact of the appreciation of the U.S. dollar, and to a lesser extent, the impact of the growth in loans and advances to customers, partially offset by a negative price effect as a result of the narrow spreads.

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

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2015 amounted to €174 million, a 49.3% decrease compared with the €343 million recorded for the year ended December 31, 2014. This decrease was mainly attributable to the fact that in 2015 the results of operations of Garanti were accounted for using the equity method for six months (through June 30, 2015), whereas they were accounted under such method for all of 2014. As explained in further detail in “Presentation of Financial Information—Retrospective Revisions—Changes in Operating Segments”, following the acquisition of an additional 14.89% stake in Garanti in July 2015, we fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity.

Fee and commission income

The breakdown of fee and commission income for 2015 and 2014 is as follows:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Bills receivables	94	77	21.2
Current accounts	405	321	26.2
Credit and debit cards	2,336	2,061	13.3
Checks	239	219	9.1
Transfers and others payment orders	474	329	44.1
Insurance product commissions	171	79	115.0
Commitment fees	172	184	(6.3)
Contingent risks	360	297	21.0
Asset Management	686	594	15.4
Securities fees	283	274	3.6
Custody securities	314	308	1.9
Other	807	787	2.6

Fee and commission income	6,340	5,530	14.6

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

Fee and commission expenses

The breakdown of fee and commission expenses for 2015 and 2014 is as follows:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	1,113	881	26.4
Transfers and others payment orders	92	63	47.0
Commissions for selling insurance	69	53	29.9
Other fees and commissions	454	360	26.2

Fee and commission expenses	1,729	1,356	27.5

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains on financial assets and liabilities and exchange differences (net) decreased by 39.7% to €865 million for the year ended December 31, 2015 from €1,435 million for the year ended December 31, 2014. During 2015 we generated losses on financial assets held for trading mainly due to derivative transactions of Garanti, and to a lesser extent, losses generated in the South America operating segment, affected by volatility in the wholesale financial markets. Additionally, gains on available-for-sale financial assets decreased by 30.0% to €980 million for the year end December 31, 2015 from €1,400 million for the year ended December 31, 2014, mainly as a result of a decrease in gains from debt securities and lower ALCO portfolio sales in Spain.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	1,055	1,439	(26.6)
Available-for-sale financial assets	980	1,400	(30.0)
Loans and receivables	76	31	143.6
Other	(1)	7	n.m.	(1)
Gains or losses on financial assets and liabilities held for trading, net	(409)	11	n.m.	(1)
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	126	32	286.2
Net gains (losses) on financial assets and liabilities	93	(47)	n.m.	(1)

Net gains (losses) on financial assets and liabilities	865	1,435	(39.7)

(1)	Not meaningful.

Exchange differences (net) increased from €699 million for the year ended December 31, 2014 to €1,165 million for the year ended December 31, 2015, due primarily to the evolution of foreign currencies and exchange rate management, including hedging arrangements.

Other operating income and expenses

Other operating income amounted to €1,315 million for the year ended December 31, 2015 a 37.1% increase compared with €959 million for the year ended December 31, 2014, mainly due to higher capital gains from sales of real estate assets in Spain.

Other operating expenses for the year ended December 31, 2015, amounted to €2,285 million, a 15.5% decrease compared with the €2,705 million recorded for the year ended December 31, 2014 mainly as a result of the adjustment for hyperinflation in Venezuela and the impact of the depreciation of the Venezuelan bolivar.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance for the year ended December 31, 2015 was €3,678 million, a 1.5% increase compared with €3,622 million gain recorded for the year ended December 31, 2014, mainly due to increased income on insurance and reinsurance contracts in Mexico and, to a lesser extent, in Argentina, Chile and Colombia.

Expenses on insurance and reinsurance contracts for the year ended December 31, 2015 were €2,599 million, a 4.2% decrease compared with the €2,714 million gain recorded for year ended December 31, 2014.

Administration costs

Administration costs for the year ended December 31, 2015 amounted to €10,836 million, a 15.1% increase compared with the €9,414 million recorded for the year ended December 31, 2014 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, the impact of the appreciation of the U.S. dollar.

The table below provides a breakdown of personnel expenses for 2015 and 2014.

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,868	4,108	18.5
Social security costs	733	683	7.3
Transfers to internal pension provisions	84	63	33.3
Contributions to external pension funds	57	58	(1.7)
Other personnel expenses	531	498	6.6

Personnel expenses	6,273	5,410	16.0

The table below provides a breakdown of other administrative expenses for 2015 and 2014:

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Technology and systems	625	585	6.8
Communications	281	271	3.6
Advertising	387	333	16.0
Property, fixtures and materials	1,030	916	12.5
Of which:
Rent expenses	591	461	28.3
Taxes other than income tax	466	418	11.3
Other expenses	1,775	1,480	19.9

Other administrative expenses	4,563	4,004	14.0

Depreciation

Depreciation for the year ended December 31, 2015 was €1,272 million, an 11.1% increase compared with the €1,145 million recorded for the year ended December 31, 2014 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, the amortization of software and hardware particularly in the United States affected by the appreciation of the U.S. dollar.

Provisions or (-) reversal of provisions

Provisions for the year ended December 31, 2015 totaled €731 million, a 36.0% decrease compared with the €1,142 million recorded for the year ended December 31, 2014 mainly as a result of lower provisions in the Real Estate Activity in Spain segment due to a decrease in foreclosed assets write-downs and lower foreclosed additions. Additionally there was a decrease in the costs related to early retirements and contributions to pension funds, particularly in Spain and, to a lesser extent, in Argentina, and there were lower legal contingencies in Chile.

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

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2015 amounted to €273 million, an 8.1% decrease compared with the €297 million recorded for the year ended December 31, 2014, due to lower impairments losses on real estate investment properties in Spain.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains (losses) on derecognition of non-financial assets and subsidiaries, net for the year ended December 31, 2015 amounted to a loss of €2,135 million, compared with a gain of €46 million recognized for the year ended December 31, 2014. This loss was mainly the result of the fair value measurement of the stake we already held in Garanti at the time we acquired our additional 14.89% stake in Garanti, which we had to make as a result of the purchase of an additional stake in Garanti and the change in its consolidation method.

Negative goodwill recognized in profit or loss

There was €26 million negative goodwill recognized in profit or loss for the year ended December 31, 2015 as a result of the acquisition of Catalunya Banc. There was no negative goodwill recognized in profit or loss for the year ended December 31, 2014.

Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2015 amounted to a gain of €734 million, compared with a loss of €453 million for the year ended December 31, 2014. The gain in 2015 related mainly to capital gains from the sale of the 6.34% stake in CNCB. The loss in 2014 related mainly to the high provisions made in connection with foreclosed real estate assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2015 was €4,603 million, a 15.7% increase from the €3,980 million recorded for the year ended December 31, 2014.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations for the year ended December 31, 2015 was an expense of €1,274 million, compared with a €898 million expense recorded for the year ended December 31, 2014, as a result of higher profit and a lower proportion of income with low or zero tax rates (primarily dividends and equity-accounted earnings).

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

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	Some figures in 2014 differ from the ones presented in our 2014 Form 20-F due to the reclassification of several operating expenses related to technology from our Corporate Center to our Banking Activity in Spain segment. See “Presentation of Financial Information”.

•	The treatment of Garanti: From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and we fully consolidated Garanti’s results in our consolidated financial statements. Information for 2014 and, with respect to 2015, information from January 1 through June 30 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti until July 2015. For purposes of the Group financial statements the participation in Garanti was accounted under “Share of profit or loss of entities accounted for using the equity method” through June 30, 2015.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” in the Group financial statements and which includes in 2015 the gains from the sale of our 6.34% participation in CNCB during 2015 and the impact of our acquisition of a 14.89% stake in Garanti in 2015 (which required us to (i) measure at fair value our prior 25.01% stake in Garanti, which was then classified as a joint venture accounted by the using of the equity method, and (ii) fully consolidate Garanti in the Consolidated Financial Statements of the BBVA Group).

	For the Year Ended December 31, 2016
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,883	60	3,404	166	5,126	2,930	1,953	(461)	17,059	—	17,059

Net fees and commissions	1,500	6	731	194	1,149	634	638	(133)	4,718	—	4,718
Net gains (losses) on financial assets and liabilities and exchange differences (net)	787	(3)	77	87	222	464	142	356	2,133	—	2,133
Other operating income and expenses (net) (1)	275	(68)	46	45	270	25	(27)	178	744	—	744

Gross income	6,445	(6)	4,257	491	6,766	4,054	2,706	(60)	24,653	—	24,653

Administration costs	(3,280)	(96)	(1,524)	(330)	(2,149)	(1,793)	(1,652)	(541)	(11,366)	—	(11,366)
Depreciation	(319)	(27)	(214)	(12)	(247)	(100)	(190)	(315)	(1,426)	—	(1,426)

Net margin before provisions	2,846	(130)	2,519	149	4,371	2,160	863	(916)	11,862	—	11,862

Impairment losses on financial assets (net)	(763)	(138)	(520)	30	(1,626)	(526)	(221)	(37)	(3,801)	—	(3,801)
Provisions or (-) reversal of provisions	(805)	(475)	(93)	23	(67)	(82)	(30)	(140)	(1,668)	—	(1,668)

Operating profit/ (loss) before tax	1,278	(743)	1,906	203	2,678	1,552	612	(1,094)	6,392	—	6,392

Tax expense or (-) income related to profit or loss from continuing operations	(363)	148	(390)	(52)	(697)	(487)	(153)	296	(1,699)	—	(1,699)

Profit from continuing operations	915	(595)	1,515	151	1,981	1,065	459	(798)	4,693	—	4,693

Profit from discontinued operations /Profit from corporate operations (net) (2)	—	—	—	—	—	—	—	—	—	—	—

Profit	915	(595)	1,515	151	1,981	1,065	459	(798)	4,693	—	4,693

Profit attributable to non-controlling interests	(3)	—	(917)	—	(1)	(294)	—	(3)	(1,218)	—	(1,218)

Profit attributable to parent company	912	(595)	599	151	1,980	771	459	(801)	3,475	—	3,475

(1)	Includes share of profit or loss of entities accounted for using the equity method.
(2)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2015
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	4,001	71	2,194	183	5,387	3,202	1,811	(424)	16,426	(404)	16,022

Net fees and commissions	1,605	2	471	170	1,223	718	616	(100)	4,705	(94)	4,611
Net gains (losses) on financial assets and liabilities and exchange differences (net)	1,013	4	(273)	125	198	595	186	161	2,009	21	2,030
Other operating income and expenses (net) (1)	185	(105)	42	(6)	273	(38)	18	172	540	159	699

Gross income	6,804	(28)	2,434	473	7,081	4,477	2,631	(192)	23,680	(318)	23,362

Administration costs	(3,078)	(101)	(1,043)	(337)	(2,403)	(1,875)	(1,602)	(589)	(11,027)	191	(10,836)
Depreciation	(368)	(25)	(118)	(15)	(219)	(104)	(204)	(237)	(1,290)	18	(1,272)

Net margin before provisions	3,358	(154)	1,273	121	4,459	2,498	825	(1,017)	11,363	(109)	11,254

Impairment losses on financial assets (net)	(1,332)	(179)	(422)	(4)	(1,633)	(614)	(142)	(13)	(4,339)	67	(4,272)
Provisions or (-) reversal of provisions	(478)	(383)	2	(6)	(53)	(71)	3	(157)	(1,144)	1,261	(2405)

Operating profit/ (loss) before tax	1,548	(716)	853	111	2,772	1,814	685	(1,187)	5,879	(1,276)	4,603

Tax expense or (-) income related to profit or loss from continuing operations	(456)	221	(166)	(35)	(678)	(565)	(168)	407	(1,441)	167	(1,274)

Profit from continuing operations	1,092	(495)	687	75	2,094	1,248	517	(781)	4,438	(1,109)	3,328

Profit from discontinued operations /Profit from corporate operations (net) (2)	—	—	—	—	—	—	—	(1,109)	(1,109)	1,109	—

Profit	1,092	(495)	687	75	2,094	1,248	517	(1,890)	3,328	—	3,328

Profit attributable to non-controlling interests	(6)	(1)	(316)	—	(1)	(343)	—	(19)	(686)	—	686

Profit attributable to parent company	1,085	(496)	371	75	2,094	905	517	(1,910)	2,642	—	2,642

(1)	Includes share of profit or loss of entities accounted for using the equity method.
(2)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2014
	Banking Activity in Spain (3)	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center (3)	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,830	(34)	735	189	4,906	4,699	1,443	(651)	15,116	(734)	14,382

Net fees and commissions	1,453	5	191	187	1,166	901	553	(91)	4,365	(191)	4,174
Net gains (losses) on financial assets and liabilities and exchange differences (net)	1,149	(2)	1	150	195	482	145	14	2,135	(1)	2,134
Other operating income and expenses (net) (1)	189	(180)	18	209	246	(890)	(4)	153	(260)	295	35

Gross income	6,621	(211)	944	736	6,513	5,191	2,137	(575)	21,356	(631)	20,725

Administration costs	(2,735)	(123)	(359)	(331)	(2,226)	(2,137)	(1,318)	(541)	(9,771)	357	(9,414)
Depreciation	(301)	(23)	(35)	(12)	(187)	(179)	(179)	(264)	(1,180)	35	(1,145)

Net margin before provisions	3,585	(357)	550	393	4,100	2,875	640	(1,380)	10,405	(239)	10,166

Impairment losses on financial assets (net)	(1,690)	(297)	(146)	(56)	(1,517)	(706)	(68)	(4)	(4,486)	146	(4,340)
Provisions or (-) reversal of provisions	(623)	(621)	(11)	(16)	(75)	(219)	(10)	(282)	(1,857)	11	(1,846)

Operating profit/ (loss) before tax	1,272	(1,275)	392	320	2,508	1,951	561	(1,666)	4,063	(83)	3,980

Tax expense or (-) income related to profit or loss from continuing operations	(374)	386	(82)	(65)	(607)	(490)	(133)	384	(981)	83	(898)

Profit from continuing operations	898	(889)	310	255	1,900	1,461	428	(1,282)	3,082	—	3,082

Profit from discontinued operations /Profit from corporate operations (net) (2)	—	—	—	—	—	—	—	—	—	—	—

Profit	898	(889)	310	255	1,900	1,461	428	(1,282)	3,082	—	3,082

Profit attributable to non-controlling interests	(4)	—	—	—	2	(460)	—	(3)	(464)	—	(464)

Profit attributable to parent company	894	(889)	310	255	1,903	1,001	428	(1,285)	2,618	—	2,618

(1)	Includes share of profit or loss of entities accounted for using the equity method.
(2)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.
(3)	In the fourth quarter of 2015, certain operating expenses related to technology were reclassified from the Corporate Center to the Banking Activity in Spain segment. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain segment during 2015. In our Consolidated Financial Statements and throughout this Annual Report, the comparative financial information by operating segment for 2014 has been retrospectively revised to reflect the reclassification of these expenses.

Results of Operations by Operating Segment for 2016 Compared with 2015

BANKING ACTIVITY IN SPAIN

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	3,883	4,001	(2.9)

Net fees and commissions	1,500	1,605	(6.5)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	787	1,013	(22.3)
Other operating income and expenses (net)	(124)	(167)	(25.5)
Income and expenses (net) on insurance and reinsurance contracts	400	352	13.5

Gross income	6,445	6,804	(5.3)

Administration costs	(3,280)	(3,078)	6.6
Depreciation	(319)	(368)	(13.3)

Net margin before provisions	2,846	3,358	(15.2)

Impairment losses on financial assets (net)	(763)	(1,332)	(42.7)
Provisions or (-) reversal of provisions	(805)	(478)	68.6

Operating profit/(loss) before tax	1,278	1,548	(17.5)

Tax expense or (-) income related to profit or loss from continuing operations	(363)	(456)	(20.4)

Profit from continuing operations	915	1,092	(16.2)

Profit from corporate operations (net)	—	—	—

Profit	915	1,092	(16.2)

Profit attributable to non-controlling interests	(3)	(6)	(52.9)

Profit attributable to parent company	912	1,085	(16.0)

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €3,883 million, a 2.9% decrease compared with the €4,001 million recorded for the year ended December 31, 2015, mainly as a result of a decrease in loan volumes in an environment of low interest rates, where lower yields on loans were partially offset by cheaper funding.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €1,500 million, a 6.5% decrease compared with the €1,605 million recorded for the year ended December 31, 2015, mainly due to lower contribution from fees and commissions arising from securities services, including investment banking.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a gain of €787 million, a 22.3% decrease compared with the €1,013 million gain recorded for the year ended December 31, 2015, mainly as a result of lower ALCO portfolio sales. In addition, the sale of our stake in VISA Europe Ltd. to Visa Inc. in November 2015, which generated a €138 million gain in such year, contributed positively to our net gains (losses) on financial assets and liabilities and exchange differences (net) in such year.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was an expense of €124 million, a 25.5% decrease compared with the €167 million expense recorded for the year ended December 31, 2015, mainly as a result of a reduced annual contribution to the Single Resolution Fund.

Income and expenses on insurance and reinsurance contracts (net)

Income and expenses on insurance and reinsurance contracts (net) for the year ended December 31, 2016 was a net income of €400 million, a 13.5% increase compared with €352 million net income recorded for the year ended December 31, 2015, mainly due to the integration of Catalunya Banc and a higher amount of net premiums.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 was an expense of €3,280 million, 6.6% higher compared with the €3,078 million in expenses recorded for the year ended December 31, 2015, substantially all of which was a result of the acquisition of Catalunya Banc and the related subsequent integration costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 was a loss of €763 million, a 42.7% decrease compared with the €1,332 million loss recorded for the year ended December 31, 2015, mainly due to the continued improvement of credit quality in Spain. This operating segment’s non-performing asset ratio decreased to 5.8% as of December 31, 2016 from 6.6% as of December 31, 2015.

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €805 million, 68.6% higher than the €478 million provisions recorded for the year ended December 31, 2015, and were mainly attributable to higher provisions related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (the so-called “cláusulas suelo”) of €577 million (€404 million after tax).

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 amounted to €1,278 million of operating profit, a 17.5% decrease compared with the €1,548 million of operating profit recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 was an expense of €363 million, a 22.6% decrease compared with the €456 million expense recorded for the year ended December 31, 2015, mainly as a result of the 17.5% decrease in operating profit before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €912 million, a 21.9% decrease compared with the €1,085 million recorded for the year ended December 31, 2015.

REAL ESTATE ACTIVITY IN SPAIN

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	60	71	(16.2)

Net fees and commissions	6	2	138.9
Net gains (losses) on financial assets and liabilities and exchange differences (net)	(3)	4	n.m (1)
Other operating income and expenses (net)	(68)	(105)	(35.0)

Gross income	(6)	(28)	n.m (1)

Administration costs	(96)	(101)	(4.9)
Depreciation	(27)	(25)	11.2

Net margin before provisions	(130)	(154)	(15.2)

Impairment losses on financial assets (net)	(138)	(179)	(23.1)
Provisions or (-) reversal of provisions	(475)	(383)	23.9

Operating profit/(loss) before tax	(743)	(716)	3.8

Tax expense or (-) income related to profit or loss from continuing operations	148	221	(33.2)

Profit from continuing operations	(595)	(495)	20.3

Profit from corporate operations (net)	—	—	—

Profit	(595)	(495)	20.3

Profit attributable to non-controlling interests	—	(1)	n.m (1)

Profit attributable to parent company	(595)	(496)	20.1

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to net interest income of €60 million, a 16.2% decrease compared with the net interest income of €71 million recorded for the year ended December 31, 2015.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €6 million, compared with the €2 million recorded for the year ended December 31, 2015.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a loss of €3 million, compared with the €4 million gain recorded for the year ended December 31, 2015.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was an operating expense of €68 million, a 35.0% decrease compared with the €105 million expense recorded for the year ended December 31, 2015, mainly as a result of lower impairment related to the Bank’s participation in Metrovacesa S.A.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 was an expense of €96 million, 4.9% lower compared with the €101 million expense recorded for the year ended December 31, 2015, mainly as a result of a 16.5% decrease in other administrative expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 was €138 million, a 23.1% decrease compared with the €179 million recorded for the year ended December 31, 2015, mainly as a result of higher recovery of written-off assets as well as lower losses from real estate asset collateral.

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €475 million, 23.9% higher than the €383 million expense recorded for the year ended December 31, 2015, as a result of higher impairments mainly due to the reallocation of certain loans from the Banking Activity in Spain segment to the Real Estate Activity in Spain segment relating to foreclosed assets, which resulted in higher loan loss provisions. The purpose of this reallocation was to better reflect the risk profile of the loan portfolios of each segment. With respect to the foreclosed assets of this segment, we updated their appraisal value to reflect higher haircuts on the less liquid assets, in respect of which we have limited market references and a wide price valuation range. The portfolios which were most impacted by this update were our land portfolios.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit (loss) before tax of this operating segment for the year ended December 31, 2016 was a loss of €743 million, a 3.8% increase compared with the €716 million loss recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 amounted to income of €148 million, a 33.2% decrease compared with the €221 million of income recorded for the year ended December 31, 2015, mainly as a result of the reversal of certain deductions that were applied in prior years in connection with impairments in participations.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 was a loss of €595 million, compared with the €496 million loss recorded for the year ended December 31, 2015.

TURKEY

In accordance with IFRS 8, information for the Turkey operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally consolidated based on our 25.01% interest in Garanti during the six-month period ended June 30, 2015. From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017”.

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	3,404	2,194	55.1

Net fees and commissions	731	471	55.2
Net gains (losses) on financial assets and liabilities and exchange differences (net)	77	(273)	n.m	(1)
Other operating income and expenses (net)	(18)	2	n.m	(1)
Income and expenses (net) on insurance and reinsurance contracts	64	40	62.0

Gross income	4,257	2,434	74.9

Administration costs	(1,524)	(1,043)	46.2
Depreciation	(214)	(118)	81.8

Net margin before provisions	2,519	1,273	97.8

Impairment losses on financial assets (net)	(520)	(422)	23.2
Provisions or (-) reversal of provisions	(93)	2	n.m	(1)

Operating profit/(loss) before tax	1,906	853	123.5

Tax expense or (-) income related to profit or loss from continuing operations	(390)	(166)	135.4

Profit from continuing operations	1,515	687	120.6

Profit from corporate operations (net)	—	—	n.m	(1)

Profit	1,515	687	120.6

Profit attributable to non-controlling interests	(917)	(316)	n.m	(1)

Profit attributable to parent company	599	371	61.4

(1)	Not meaningful.

As indicated above, during the year ended December 31, 2015, Garanti was fully consolidated by us following the acquisition of an additional 14.89% stake in Garanti in July 2015. Such consolidation affects the comparability of our results for the periods discussed herein for all the accounting lines items of the income statement. Additionally the Turkish lira depreciated 10% against the euro in average terms during 2016, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2016 and in the results of operations of the Turkey operating segment for such year expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €3,404 million, a 55.1% increase compared with the €2,194 million recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti, which more than offset the adverse impact of exchange rates, as well as due to increases in volumes and yields on loans and a decreased cost of deposits.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €731 million, a 55.2% increase compared with the €471 million recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti which more than offset the adverse impact of changes in exchange rates (which had an estimated impact of €45 million). Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti and excluding the impact of variations in exchange rates, net fees and commissions increased mainly as a result of an increase in checks and bills receivables commissions and, to a lesser extent, due to an increase in contingent risk commissions.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a gain of €77 million, compared with the €273 million loss recorded for the year ended December 31, 2015, as a result mainly of capital gains from the divestment of ALCO portfolios, the proceeds of our sale of VISA Europe Ltd. to VISA Inc. in November 2015 (€87 million gross of tax) which were received in 2016 and gains on financial assets of the Global Markets unit in Turkey, partially offset by a negative exchange rate effect of €26 million.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was an expense of €18 million, compared with operating income of €2 million recorded for the year ended December 31, 2015, mainly as a result of increased amounts payable as a contribution to the Deposit Guarantee Fund. Additionally there were higher expenses as a result of the high inflation rate and the investments made in the upgrading, modernization and digitalization of traditional channels.

Income and expenses on insurance and reinsurance contracts

Income and expenses on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2016 was an operating income of €64 million, a 62% increase compared with the €40 million of operating income recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 was an expense of €1,524 million, a 46.2% increase compared with the €1,043 million recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti which more than offset the impact of changes in exchange rates. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, and excluding the impact of variations in exchange rates, the change in administration costs was mainly as a result of the high inflation, the 30% increase in the minimum wage since January 2016 and an increase in variable remuneration in personnel expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 was a loss of €520 million, a 23.2% increase compared with the €422 million loss recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti which more than offset the impact of changes in exchange rates. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, and excluding the impact of variations in exchange rates, the change in impairment losses on financial assets (net) was mainly as a result of increased impaired assets due to the increase in the loan portfolio and the deterioration in credit quality, and increased impairment losses related to the subsidiary in Romania. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.7% compared with 2.8% as of December 31, 2015.

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €93 million, compared with the €2 million reversal recorded for the year ended December 31, 2015, and were mainly provisions for contingent liabilities and commitments.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 amounted to €1,906 million, a 123.5% increase compared with the €853 million recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 was an expense of €390 million, a 135.4% increase compared with the €166 million recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €599 million, a 61.4% increase compared with the €371 million recorded for the year ended December 31, 2015. A significant portion of our operating profit for this operating segment was attributable to our 100% consolidation of Garanti, but as we held only 39.90% of this entity during the year ended December 31, 2016, the majority of its operating profit was allocable to its other shareholders and was recorded in the Group’s consolidated income statement under “Profit attributable to non-controlling interests”.

REST OF EURASIA

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	166	183	(9.7)

Net fees and commissions	194	170	13.8
Net gains (losses) on financial assets and liabilities and exchange differences (net)	87	125	(30.3)
Other operating income and expenses (net)	45	(6)	n.m (1)

Gross income	491	473	4.0

Administration costs	(330)	(337)	(2.0)
Depreciation	(12)	(15)	(18.7)

Net margin before provisions	149	121	23.6

Impairment losses on financial assets (net)	30	(4)	n.m. (1)
Provisions or (-) reversal of provisions	23	(6)	n.m. (1)

Operating profit/(loss) before tax	203	111	83.2

Tax expense or (-) income related to profit or loss from continuing operations	(52)	(35)	47.0

Profit from continuing operations	151	75	100.1

Profit from corporate operations (net)	—	—	—

Profit	151	75	100.1

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	151	75	100.1

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €166 million, a 9.7% decrease compared with the €183 million recorded for the year ended December 31, 2015, mainly due to the low interest rate environment, leading to fewer transactions, as a result of macroeconomic conditions in the Eurozone.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €194 million, a 13.8% increase compared with the €170 million recorded for the year ended December 31, 2015, mainly as a result of an increase in commissions which generated an increase of €18 million, and, to a lesser extent, due to an increase in securities fees which translated into a €9 million increase, partially offset by a €3 million decrease in contingent risk commissions.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a gain of €87 million, a 30.3% decrease compared with the €125 million gain recorded for the year ended December 31, 2015, mainly as a result of a lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was net income of €45 million, compared with the €6 million of net expense recorded for the year ended December 31, 2015, mainly as a result of a €46 million increase in income from dividends received from CNCB.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €330 million, a 2% decrease compared with the €337 million recorded for the year ended December 31, 2015, mainly as a result of a €13 million decrease in personnel expenses, partially offset by an increase in other administrative expenses of €7 million. Among the main variations, fixed remuneration costs decreased by €16 million, and remuneration based on equity instruments decreased such costs by €4 million.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 amounted to €30 million gain, compared with the €4 million loss recorded for the year ended December 31, 2015, mainly as a result of the release of provisions in Portugal, Belgium and in the Corporate & Investment Banking unit for the European customers. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.7% compared with 2.5% as of December 31, 2015.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 amounted to operating profit of €203 million, an 83.2% increase compared with the €111 million of operating profit recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 was €52 million, a 47% increase compared with the €35 million expense recorded for the year ended December 31, 2015, mainly as a result of the higher operating income before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €151 million, a 100.1% increase compared with the €75 million recorded for the year ended December 31, 2015.

MEXICO

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	5,126	5,387	(4.9)

Net fees and commissions	1,149	1,223	(6.1)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	222	198	12.3
Other operating income and expenses (net)	(237)	(260)	(8.9)
Income and expenses (net) on insurance and reinsurance contracts	507	533	(4.9)

Gross income	6,766	7,081	(4.4)

Administration costs	(2,149)	(2,403)	(10.6)
Depreciation	(247)	(219)	12.6

Net margin before provisions	4,371	4,459	(2.0)

Impairment losses on financial assets (net)	(1,626)	(1,633)	(0.5)
Provisions or (-) reversal of provisions	(67)	(53)	25.6

Operating profit/(loss) before tax	2,678	2,772	(3.4)

Tax expense or (-) income related to profit or loss from continuing operations	(697)	(678)	2.7

Profit from continuing operations	1,981	2,094	(5.4)

Profit from corporate operations (net)	—	—	—

Profit	1,981	2,094	(5.4)

Profit attributable to non-controlling interests	(1)	(1)	n.m (1)

Profit attributable to parent company	1,980	2,094	(5.4)

(1)	Not meaningful.

In 2016, the Mexican peso depreciated 14.8% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2016 and in the results of operations of the Mexico operating segment for such year expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €5,126 million, a 4.9% decrease compared with the €5,387 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset the higher volumes in lending and fund gathering.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €1,149 million, a 6.1% decrease compared with the €1,223 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €181 million). Excluding this impact, net fees and commissions increased mainly as a result of an increase in commissions for selling insurance, and, to a lesser extent, due to an increase in insurance product commissions, partially offset by a decrease in brokerage commissions.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a gain of €222 million, a 12.3% increase compared with the €198 million gain recorded for the year ended December 31, 2015, mainly as a result of gains derived from hedging activity partially offset by the impact of the depreciation of the Mexican peso in the last quarter of 2016.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was other operating expenses of €237 million, compared with the €260 million of other operating expenses recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €38 million). Excluding this impact, other operating income and expenses (net) decreased mainly as a result of an increase in expenses related to non-banking activity (like administration costs relating to foreclosed assets) and expenses related to ATMs and frauds, partially offset by a €27 million decrease in the contribution to the Mexican Deposit Guarantee Fund (IPAB) year-on-year.

Income and expenses on insurance and reinsurance contracts

Income and expenses on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2016 was income of €507 million, a 4.9% decrease compared with income of €533 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €79 million).

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €2,149 million, a 10.6% decrease compared with the €2,403 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €355 million). Excluding this impact, administration costs increased mainly as a result of a €92 million increase in personnel expenses, primarily related to variable remuneration and, to a lesser extent, due to IT expenses, which increased costs by €23 million, and a €10 million increase in other administrative expenses for the ongoing renovation and remodeling of branch offices and the change of headquarters.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 was a loss of €1,626 million, a 0.5% decrease compared with the €1,633 million loss recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €241 million). Excluding this impact, the change in impairment losses on financial assets was mainly as a result of an increase in impaired assets due to the increase registered in the loan portfolio and the deterioration in credit quality. This increase in impairment losses on financial assets was partially offset due to higher recovery of written-off assets. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.3% compared with 2.6% as of December 31, 2015.

Provisions or (-) reversal of provisions

Provisions or (-) reversal of provisions in this operating segment for 2016 was €67 million compared with the €53 million recorded for 2015, as a result of higher provisions related to restructuring costs.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 amounted to operating profit of €2,678 million, a 3.4% decrease compared with the operating profit of €2,772 million recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 was an expense of €697 million, a 2.7% increase compared with the expense of €678 million recorded for the year ended December 31, 2015.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €1,980 million, a 5.4% decrease compared with the €2,094 million recorded for the year ended December 31, 2015.

SOUTH AMERICA

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	2,930	3,202	(8.5)

Net fees and commissions	634	718	(11.6)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	464	595	(22.0)
Other operating income and expenses (net)	(133)	(219)	(39.4)
Income and expenses (net) on insurance and reinsurance contracts	158	181	(12.8)

Gross income	4,054	4,477	(9.5)

Administration costs	(1,793)	(1,875)	(4.4)
Depreciation	(100)	(104)	(3.3)

Net margin before provisions	2,160	2,498	(13.5)

Impairment losses on financial assets (net)	(526)	(614)	(14.2)
Provisions or (-) reversal of provisions	(82)	(71)	15.2

Operating profit/(loss) before tax	1,552	1,814	(14.4)

Tax expense or (-) income related to profit or loss from continuing operations	(487)	(565)	(13.8)

Profit from continuing operations	1,065	1,248	(14.7)

Profit from corporate operations (net)	—	—	—

Profit	1,065	1,248	(14.7)

Profit attributable to non-controlling interests	(294)	(343)	(14.2)

Profit attributable to parent company	771	905	(14.9)

In the year ended December 31, 2016 the Group used the estimated exchange rate of 1,893 Venezuelan bolivars per euro, See “Presentation of Financial Information—Venezuela”. Additionally, all the currencies of the region depreciated in average terms against the euro compared with the year ended December 31, 2015 and resulted in a negative impact on the results of operations of the South America operating segment for the year ended December 31, 2016 expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €2,930 million, an 8.5% decrease compared with the €3,202 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €572 million), which more than offset the increase in fees related to bills, receivables, checks and credit cards, particularly in Colombia and Argentina.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €634 million, an 11.6% decrease compared with the €718 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €131 million). Excluding this impact, net fees and commissions increased mainly as a result of an increase in credit and debit card commissions which generated an increase of €33 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions which translated into a €26 million increase, partially offset by a €27 million decrease in other commissions. By country, the main variation was registered in Argentina where net fees and commissions, at constant exchange rates, increased by €19 million due to higher commissions as a result of local and regional incentives of VISA.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a gain of €464 million, a 22.0% decrease compared with the €595 million gain recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €172 million). By country, the main variation was registered in Colombia where net gains (losses) on financial assets and liabilities and exchange differences (net), at constant exchange rates, decreased by €75 million due to the fair value measurement of our previously acquired stake in Credibanco.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was an operating expense of €133 million, compared with the €219 million of operating expense recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €121 million). Excluding this impact, the change in other operating income and expenses (net) was mainly due to a €27 million decrease in other operating income. By country, the main variation was registered in Venezuela where other operating expenses, at constant exchange rates, increased by €30 million.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 was €1,793 million, a 4.4% decrease compared with the €1,875 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €348 million). Excluding this impact, administration costs increased mainly as a result of a €148 million increase in personnel expenses, and, to a lesser extent, due to a €118 million increase in other administrative expenses. Among the main variations, fixed remuneration increased the costs by €94 million, and IT expenses increased the costs by €24 million. All the changes were impacted by the high inflation in certain countries in the region. By country, the main variation was registered in Argentina where administration costs, at constant exchange rates, increased by €171 million mainly due to an increase in personnel expenses and other administrative expenses which was attributable in part to the high inflation.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 were €526 million, a 14.2% decrease compared with the €614 million recorded for the year ended December 31, 2015, mainly as a result of decreased impaired assets due to the decrease registered in the loan portfolio and the depreciation of the currencies of the region (which had an estimated impact of approximately €72 million). This decrease in impairment losses on financial assets was partially offset by the lower recovery of written-off assets. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.9% compared with 2.3% as of December 31, 2015. By country, the main variation was registered in Chile where impairment losses on financial assets, at constant exchange rates, decreased by €31 million.

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €82 million, a 15.2% increase compared with the €71 million provisions recorded for the year ended December 31, 2015, mainly as a result of higher provisions relating to restructuring costs related to the Group’s transformation process.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 amounted to an operating profit of €1,552 million, a 14.4% decrease compared with the operating profit of €1,814 million recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 was an expense of €487 million, a 13.8% decrease compared with the €565 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso, and the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €771 million, a 14.9% decrease compared with the €905 million recorded for the year ended December 31, 2015.

UNITED STATES

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	1,953	1,811	7.9

Net fees and commissions	638	616	3.5
Net gains (losses) on financial assets and liabilities and exchange differences (net)	142	186	(23.6)
Other operating income and expenses (net)	(27)	18	n.m (1)

Gross income	2,706	2,631	2.8

Administration costs	(1,652)	(1,602)	3.1
Depreciation	(190)	(204)	(6.7)

Net margin before provisions	863	825	4.6

Impairment losses on financial assets (net)	(221)	(142)	56.0
Provisions or (-) reversal of provisions	(30)	3	n.m (1)

Operating profit/(loss) before tax	612	685	(10.6)

Tax expense or (-) income related to profit or loss from continuing operations	(153)	(168)	(8.8)

Profit from continuing operations	459	517	(11.2)

Profit from corporate operations (net)	—	—	—

Profit	459	517	(11.2)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	459	517	(11.2)

(1)	Not meaningful.

In 2016 the U.S. dollar appreciated 0.2% against the euro on average terms, resulting in a positive exchange rate effect on our income statement and in the results of operations of the United States operating segment for the year ended December 31, 2016 expressed in euros. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €1,953 million, a 7.9% increase compared with the €1,811 million recorded for the year ended December 31, 2015, mainly as a result of increased activity, particularly in loans and advances to customers, as well as improved pricing of such loans and advances driven by higher yields in new loan production and the lower cost of deposits.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €638 million, a 3.5% increase compared with the €616 million recorded for the year ended December 31, 2015, mainly as a result of an increase in securities fees which generated an impact of €123 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions which translated into a €9 million increase, partially offset by a €108 million decrease in other commissions.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a net gain of €142 million, a 23.6% decrease compared with the €186 million net gain recorded for the year ended December 31, 2015, mainly as a result of the difficult situation in the markets and lower sales of ALCO portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was operating expense of €27 million, compared with the €18 million operating income recorded for the year ended December 31, 2015, mainly due to a €17 million decrease in dividends from the Federal Reserve System. In addition, in 2015 other operating income and expense (net) benefited from the income generated by the sale of Capital Investment Counsel Inc.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 was an expense of €1,652 million, a 3.1% increase compared with the €1,602 million expense recorded for the year ended December 31, 2015, mainly as a result of a €40 million increase in personnel expenses and, to a lesser extent, due to a €10 million increase in other administrative expenses. Among the main variations, fixed remuneration increased the costs by €29 million, and variable remuneration increased the costs by €13 million. Additionally, there was a positive exchange rate effect of €5 million.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 was a loss of €221 million, a 56% increase compared with the €142 million loss recorded for the year ended December 31, 2015, mainly as a result of increased impaired financial assets due to the increase registered in the loan portfolio and the deterioration in credit quality, particularly related to the rise in provisions following the rating downgrades on some companies that operate in the energy, metal and mining sectors during the first quarter of 2016. This increase in impairment losses on financial assets was partially offset by lower recovery of written-off assets. The non-performing asset ratio of this operating segment as of December 31, 2016 was 1.5% compared with 0.9% as of December 31, 2015.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 amounted to €612 million of operating profit, a 10.6% decrease compared with the €685 million of operating profit recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 was an expense of €153 million, an 8.8% decrease compared with the €168 million recorded for the year ended December 31, 2015, mainly as a result of the 10.6% decrease in the operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €459 million, an 11.2% decrease compared with the €517 million recorded for the year ended December 31, 2015.

CORPORATE CENTER

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	(461)	(424)	8.7

Net fees and commissions	(133)	(100)	32.3
Net gains (losses) on financial assets and liabilities and exchange differences (net)	356	161	120.6
Other operating income and expenses (net)	199	191	4.3
Income and expenses (net) on insurance and reinsurance contracts	(21)	(19)	9.4

Gross income	(60)	(192)	(68.7)

Administration costs	(541)	(589)	(8.2)
Depreciation	(315)	(237)	33.1

Net margin before provisions	(916)	(1,017)	(10.0)

Impairment losses on financial assets (net)	(37)	(13)	178.8
Provisions or (-) reversal of provisions	(140)	(157)	(10.4)

Operating profit/(loss) before tax	(1,094)	(1,187)	(7.9)

Tax expense or (-) income related to profit or loss from continuing operations	296	407	(27.2)

Profit from continuing operations	(798)	(781)	2.2

Profit from corporate operations (net)	—	(1,109)	n.m (1)

Profit	(798)	(1,890)	(57.8)

Profit attributable to non-controlling interests	(3)	(19)	n.m (1)

Profit attributable to parent company	(801)	(1,910)	(58.1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 was net interest expense of €461 million, an 8.7% increase compared with the €424 million of net interest expense recorded for the year ended December 31, 2015, primarily as a result of higher expenses related to the purchase price allocation of Catalunya Banc.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 was an expense of €133 million, compared with the €100 million expense recorded for the year ended December 31, 2015.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2016 was a gain of €356 million, a 120.6% increase compared with the €161 million gain recorded for the year ended December 31, 2015, mainly as a result of higher gains of the ALCO management.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2016 was operating income of €199 million, a 4.3% increase compared with the €191 million of operating income recorded for the year ended December 31, 2015, mainly as a result of the purchase price allocation of the current business of the insurance companies of Catalunya Banc(which contributed €9 million), partially offset by a €13 million decrease in the share of profit or loss of entities accounted for using the equity method.

Income and expenses on insurance and reinsurance contracts

Income and expenses on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2016 was expenses of €21 million, a 9.4% increase compared with expenses of €19 million recorded for the year ended December 31, 2015.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 was an expense of €541 million, an 8.2% decrease compared with the €589 million recorded for the year ended December 31, 2015, mainly as a result of a €49 million decrease in other administrative expenses, partially offset by an increase in personnel expenses. Among the main variations, branch allocation expenses decreased the costs by €70 million, and lower redundancy expenses decreased the costs by €21 million.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2016 was a loss of €37 million, a 178.8% increase compared with the €13 million recorded for the year ended December 31, 2015, mainly as a result of higher impairment of debt securities and higher country risk loan-loss provisions.

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €140 million, a 10.4% decrease compared with the €157 million provisions recorded for the year ended December 31, 2015 due to lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the year ended December 31, 2016 was a loss of €1,094 million, compared with the €1,187 million loss recorded for the year ended December 31, 2015.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2016 amounted to €296 million of income, compared with the €407 million of income recorded for the year ended December 31, 2015, mainly as a result of a lower operating loss before tax. In addition, in 2015 there were higher tax deductions as a result of the sale of participations.

Profit from corporate operations (net)

There was no profit from corporate operations (net) of this operating segment for the year ended December 31, 2016, whereas there was a €1,109 million loss recorded for the year ended December 31, 2015, which resulted from the sale of the 6.43% stake in CNCB.

Profit attributable to parent company

As a result of the foregoing, the profit attributable to parent company of this operating segment for the year ended December 31, 2016 was a loss of €801 million, compared with the €1,910 million loss recorded for the year ended December 31, 2015.

Results of Operations by Operating Segment for 2015 Compared with 2014

BANKING ACTIVITY IN SPAIN

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	4,001	3,830	4.4

Net fees and commissions	1,605	1,453	10.5
Net gains (losses) on financial assets and liabilities and exchange differences (net)	1,013	1,149	(11.9)
Other operating income and expenses (net)	185	189	(1.9)

Gross income	6,804	6,621	2.8

Administration costs	(3,078)	(2,735)	12.5
Depreciation	(368)	(301)	22.3

Net margin before provisions	3,358	3,585	(6.3)

Impairment losses on financial assets (net)	(1,332)	(1,690)	(21.2)
Provisions or (-) reversal of provisions	(478)	(623)	(23.3)

Operating profit/(loss) before tax	1,548	1,272	21.7

Tax expense or (-) income related to profit or loss from continuing operations	(456)	(374)	21.9

Profit from continuing operations	1,092	898	21.6

Profit from corporate operations (net)	—	—	—

Profit	1,092	898	21.6

Profit attributable to non-controlling interests	(6)	(4)	72.4

Profit attributable to parent company	1,085	894	21.4

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €4,001 million, a 4.4% increase compared with the €3,830 million recorded for the year ended December 31, 2014, mainly as a result of the acquisition of Catalunya Banc. Excluding the effect of the acquisition of Catalunya Banc there was a slight decrease of 1% in deposits and loans turnover in an environment of low interest rates (short-term Euribor rates turned negative in 2015) where lower yields on loans were partially offset by cheaper funding.

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €1,013 million, a 11.9% decrease compared with the €1,149 million gain recorded for the year ended December 31, 2014, mainly as a result of a decrease in gains from debt securities and lower ALCO portfolio sales.

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

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 was an expense of €3,078 million, 12.5% higher compared with the €2,735 million in expenses recorded for the year ended December 31, 2014, substantially all of which was a result of the acquisition of Catalunya Banc. Excluding the effect of the acquisition of Catalunya Banc, administration costs decreased 0.3%.

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

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2015 totaled €478 million, 23.3% lower compared with the €623 million provisions recorded for the year ended December 31, 2014, mainly as a result of lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to €1,548 million of operating profit, a 21.7% increase compared with the €1,272 million of operating profit recorded for the year ended December 31, 2014.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 was an expense of €456 million, a 21.9% increase compared with the €374 million expense recorded for the year ended December 31, 2014, mainly as a result of the 21.7% increase in operating profit before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €1,085 million, a 21.4% increase compared with the €894 million recorded for the year ended December 31, 2014.

REAL ESTATE ACTIVITY IN SPAIN

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	71	(34)	n.m. (1)

Net fees and commissions	2	5	(60.0)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	4	(2)	n.m. (1)
Other operating income and expenses (net)	(105)	(180)	(51.7)

Gross income	(28)	(211)	(86.7)

Administration costs	(101)	(123)	(17.9)
Depreciation	(25)	(23)	8.7

Net margin before provisions	(154)	(357)	(56.9)

Impairment losses on financial assets (net)	(179)	(297)	(39.7)
Provisions or (-) reversal of provisions	(383)	(621)	(38.3)

Operating profit/(loss) before tax	(716)	(1,275)	(43.8)

Tax expense or (-) income related to profit or loss from continuing operations	221	386	(42.7)

Profit from continuing operations	(495)	(889)	(44.3)

Profit from corporate operations (net)	—	—	—

Profit	(495)	(889)	(44.3)

Profit attributable to non-controlling interests	(1)	—	n.m. (1)

Profit attributable to parent company	(496)	(889)	(44.3)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to net interest income of €71 million, compared with the net interest expense of €34 million recorded for the year ended December 31, 2014, mainly as a result of a decline in the cost of finance and higher financial income due to higher recovery of written-off assets.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €2 million, a 60.0% decrease compared with the €5 million recorded for the year ended December 31, 2014.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €4 million, compared with the €2 million loss recorded for the year ended December 31, 2014, mainly as a result of portfolio sales.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was an operating expense of €105 million, compared with the €180 million expense recorded for the year ended December 31, 2014, mainly as a result of higher capital gains from sales of real estate assets. In 2015 the demand for residential real estate assets increased in an environment of slightly rising prices.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 was an expense of €101 million, 17.9% lower compared with the €123 million expense recorded for the year ended December 31, 2014, mainly as a result of a 18.8% decrease in personnel expenses due to the transfer of some workforce to the Banking Activity in Spain segment and a 9.3% decrease in other administrative expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 was €179 million, a 39.7% decrease compared with the €297 million recorded for the year ended December 31, 2014, mainly as a result of higher recovery of written-off assets as well as lower losses from real estate asset collateral.

Provisions or (-) reversal of provisions

Provisions of this operating segment for the year ended December 31, 2015 totaled €383 million, compared with the €621 million provisions recorded for the year ended December 31, 2014, mainly as a result of a decrease in foreclosed assets write-downs and foreclosed additions.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 was a loss of €716 million, a 43.8% decrease compared with the €1,275 million loss recorded for the year ended December 31, 2014.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 amounted to a gain of €221 million, a 42.7% decrease compared with the €386 million gain recorded for the year ended December 31, 2014, mainly as a result of the 43.8% decrease of the operating loss before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 was a loss of €496 million, compared with the €889 million loss recorded for the year ended December 31, 2014.

TURKEY

From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and we fully consolidated Garanti’s results in our consolidated financial statements. Information for 2014 and, with respect to 2015, information from January 1 through June 30 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti until July 2015.

On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017.”

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	2,194	735	198.5

Net fees and commissions	471	191	146.6
Net gains (losses) on financial assets and liabilities and exchange differences (net)	(273)	1	n.m.	(1)
Other operating income and expenses (net)	42	18	133.3

Gross income	2,434	944	157.8

Administration costs	(1,043)	(359)	190.5
Depreciation	(118)	(35)	237.1

Net margin before provisions	1,273	550	131.5

Impairment losses on financial assets (net)	(422)	(146)	189.0
Provisions or (-) reversal of provisions	2	(11)	n.m.	(1)

Operating profit/(loss) before tax	853	392	117.6

Tax expense or (-) income related to profit or loss from continuing operations	(166)	(82)	102.4

Profit from continuing operations	687	310	121.6

Profit from corporate operations (net)	—	—	—

Profit	687	310	121.2

Profit attributable to non-controlling interests	(316)	—	n.m.	(1)

Profit attributable to parent company	371	310	19.7

(1)	Not meaningful.

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a loss of €273 million, compared with the €1 million gain recorded for the year ended December 31, 2014, mainly as a result of trading losses resulting from derivative transactions affected by volatility in the wholesale financial markets particularly in the last quarter of 2015.

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

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 was an expense of €166 million compared with the €82 million expense recorded for the year ended December 31, 2014, mainly as a result of the above mentioned change in the consolidation method of Garanti and the resulting increase in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €371 million, a 19.7% increase compared with the €310 million recorded for the year ended December 31, 2014.

REST OF EURASIA

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	183	189	(2.9)

Net fees and commissions	170	187	(9.2)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	125	150	(16.5)
Other operating income and expenses (net)	(6)	209	n.m. (1)

Gross income	473	736	(35.8)

Administration costs	(337)	(331)	1.7
Depreciation	(15)	(12)	29.1

Net margin before provisions	121	393	(69.2)

Impairment losses on financial assets (net)	(4)	(56)	(93.3)
Provisions or (-) reversal of provisions	(6)	(16)	(61.8)

Operating profit/(loss) before tax	111	320	(65.4)

Tax expense or (-) income related to profit or loss from continuing operations	(35)	(65)	(45.8)

Profit from continuing operations	75	255	(70.4)

Profit from corporate operations (net)	—	—	—

Profit	75	255	(70.4)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	75	255	(70.4)

(1)	Not meaningful.

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €125 million, a 16.5% decrease compared with the €150 million gain recorded for the year ended December 31, 2014, mainly as a result of the lower contribution from trading income.

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

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 was an expense of €35 million, a 45.8% decrease compared with the €65 million expense recorded for the year ended December 31, 2014, mainly as a result of the decrease in operating profit before tax. Such income tax was levied at a 10% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €76 million, a 70.4% decrease compared with the €255 million recorded for the year ended December 31, 2014.

MEXICO

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	5,387	4,906	9.8

Net fees and commissions	1,223	1,166	4.9
Net gains (losses) on financial assets and liabilities and exchange differences (net)	198	195	1.5
Other operating income and expenses (net)	273	246	11.0

Gross income	7,081	6,513	8.7

Administration costs	(2,403)	(2,226)	7.9
Depreciation	(219)	(187)	17.1

Net margin before provisions	4,459	4,100	8.7

Impairment losses on financial assets (net)	(1,633)	(1,517)	7.6
Provisions or (-) reversal of provisions	(53)	(75)	(29.3)

Operating profit/(loss) before tax	2,772	2,508	10.5

Tax expense or (-) income related to profit or loss from continuing operations	(678)	(607)	11.7

Profit from continuing operations	2,094	1,900	10.2

Profit from corporate operations (net)	—	—	—

Profit	2,094	1,900	10.2

Profit attributable to non-controlling interests	(1)	2	—

Profit attributable to parent company	2,094	1,903	10.0

In 2015, the Mexican peso appreciated 0.3% against the euro in average terms, resulting in a positive exchange rate effect on our income statement for the year ended December 31, 2015 See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2015 amounted to €5,387 million, a 9.8% increase compared with the €4,906 million recorded for the year ended December 31, 2014, mainly as a result of the growth in activity, particularly growth in loans and advances to customers which generated €665 million of net interest income during 2015, partially offset by narrower spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2015 amounted to €1,223 million, a 4.9% increase compared with the €1,166 million recorded for the year ended December 31, 2014, mainly as a result of higher revenues from transfers and other payment orders and from credit and debit cards mainly due to the improvement in domestic demand.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €198 million, a 1.5% increase compared with the €195 million gain recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the Mexican peso in the net exchange differences partially offset by a lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €273 million, a 11.0% increase compared with the €246 million of other operating income recorded for the year ended December 31, 2014, mainly as a result of an 11.3% increase in income on insurance and reinsurance contracts partially offset by higher contributions to the deposit guarantee fund due to the larger liability volume.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 were €2,403 million, a 7.9% increase compared with the €2,226 million recorded for the year ended December 31, 2014, mainly as a result of the construction of new headquarters (in particular, the Bancomer tower which was inaugurated in February 2016), which was adversely affected by the depreciation of the Mexican peso against the U.S. dollar, the implementation of a project pursuing branch improvements and the addition of 392 employees during 2015.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 resulted in a loss of €1,633 million, a 7.6% increase compared with the €1,517 million loss recorded for the year ended December 31, 2014, mainly as a result of the 11.3% increase registered in the loan portfolio and the 1.9% decrease in non-performing assets. Additionally, there was a positive exchange rate effect of 0.3%. This operating segment’s non-performing asset ratio decreased to 2.6% as of December 31, 2015, from 2.9% as of December 31, 2014.

Provisions or (-) reversal of provisions

Provisions in this operating segment for 2015 totaled €53 million compared with the €75 million provisions recorded for 2014, mainly due to lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the year ended December 31, 2015 amounted to €2,772 million, a 10.5% increase compared with the €2,508 million recorded for the year ended December 31, 2014.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 was an expense of €678 million, a 11.7% increase compared with the €607 million recorded for the year ended December 31, 2014, mainly as a result of the increase in the operating profit before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €2,094 million, a 10.0% increase compared with the €1,903 million recorded for the year ended December 31, 2014.

SOUTH AMERICA

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	3,202	4,699	(31.8)

Net fees and commissions	718	901	(20.4)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	595	482	23.5
Other operating income and expenses (net)	(38)	(890)	(95.7)

Gross income	4,477	5,191	(13.8)

Administration costs	(1,875)	(2,137)	(12.3)
Depreciation	(104)	(179)	(41.9)

Net margin before provisions	2,498	2,875	(13.1)

Impairment losses on financial assets (net)	(614)	(706)	(13.1)
Provisions or (-) reversal of provisions	(71)	(219)	(67.6)

Operating profit/(loss) before tax	1,814	1,951	(7.0)

Tax expense or (-) income related to profit or loss from continuing operations	(565)	(490)	15.4

Profit from continuing operations	1,248	1,461	(14.5)

Profit from corporate operations (net)	—	—	—

Profit	1,248	1,461	(14.5)

Profit attributable to non-controlling interests	(343)	(460)	(25.4)

Profit attributable to parent company	905	1,001	(9.6)

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €595 million, a 23.5% increase compared with the €482 million gain recorded for the year ended December 31, 2014, mainly as a result of the impact of the exchange differences and capital gains derived from U.S. dollar positions in Venezuela and Peru, which was partially offset by trading losses in Peru due to derivative transactions affected by volatility in the wholesale financial markets.

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

Provisions or (-) reversal of provisions

Provisions in this operating segment for the year ended December 31, 2015 totaled €71 million, compared with the €219 million provisions recorded for the year ended December 31, 2014, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso. Additionally, provisions for early retirement decreased by €25 million in Argentina and in Chile legal contingencies decreased by €52 million. Such legal contingencies were related to Corredora de Bolsa and had been recorded in 2014.

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

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 was an expense of €565 million, a 15.4% increase compared with the €490 million recorded for the year ended December 31, 2014, mainly as a result of the increased operating profit before tax in certain regions, particularly Argentina, and the tax credit recorded in Chile in 2014, following the revision of our deferred tax assets and liabilities in such country per the new tax rate. These effects were partially offset by the impact of the depreciation of the Venezuelan bolivar and, to a lesser extent, the Colombian peso.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €905 million, a 9.6% decrease compared with the €1,001 million recorded for the year ended December 31, 2014.

UNITED STATES

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	1,811	1,443	25.5

Net fees and commissions	616	553	11.2
Net gains (losses) on financial assets and liabilities and exchange differences (net)	186	145	28.3
Other operating income and expenses (net)	18	(4)	n.m.	(1)

Gross income	2,631	2,137	23.1

Administration costs	(1,602)	(1,318)	21.5
Depreciation	(204)	(179)	13.9

Net margin before provisions	825	640	28.9

Impairment losses on financial assets (net)	(142)	(68)	108.8
Provisions or (-) reversal of provisions	3	(10)	n.m.	(1)

Operating profit/(loss) before tax	685	561	22.1

Tax expense or (-) income related to profit or loss from continuing operations	(168)	(133)	26.3

Profit from continuing operations	517	428	20.8

Profit from corporate operations (net)	—	—	—

Profit	517	428	20.8

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	517	428	20.8

(1)	Not meaningful.

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €186 million, a 28.3% increase compared with the €145 million gain recorded for the year ended December 31, 2014, mainly as a result of the impact of the exchange rate and higher contribution from trading income due to the sale of ALCO portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €18 million, compared with the €4 million operating expense recorded for the year ended December 31, 2014, mainly as a result of the impact of the appreciation of the U.S. dollar and the sale of Capital Investment Counsel Inc.

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

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 was a loss of €142 million, a 108.8% increase compared with the €68 million loss recorded for the year ended December 31, 2014, mainly as a result of increased impaired financial assets, particularly in the commercial portfolio in the oil and gas sector after the fall in oil prices. Additionally, impairment losses on financial assets (net) were negatively affected by the appreciation of the U.S. dollar.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 amounted to €685 million of operating profit, a 22.1% increase compared with the €561 million of operating profit recorded for the year ended December 31, 2014.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the year ended December 31, 2015 was an expense of €168 million, a 26.3% increase compared with the €133 million recorded for the year ended December 31, 2014, mainly as a result of the 22.1% increase in the operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 amounted to €517 million, a 20.8% increase compared with the €428 million recorded for the year ended December 31, 2014.

CORPORATE CENTER

	Year Ended December 31,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Net interest income	(424)	(651)	(34.8)

Net fees and commissions	(100)	(91)	10.1
Net gains (losses) on financial assets and liabilities and exchange differences (net)	161	14	n.m. (1)
Other operating income and expenses (net)	172	153	12.4

Gross income	(192)	(575)	(66.6)

Administration costs	(589)	(541)	8.9
Depreciation	(237)	(264)	(10.2)

Net margin before provisions	(1,017)	(1,380)	(26.3)

Impairment losses on financial assets (net)	(13)	(4)	225.0
Provisions or (-) reversal of provisions	(157)	(282)	(44.4)

Operating profit/(loss) before tax	(1,187)	(1,666)	(28.7)

Tax expense or (-) income related to profit or loss from continuing operations	407	384	6.0

Profit from continuing operations	(781)	(1,282)	(39.0)

Profit from corporate operations (net)	(1,109)	—	n.m. (1)

Profit	(1,890)	(1,282)	47.4

Profit attributable to non-controlling interests	(19)	(3)	n.m. (1)

Profit attributable to parent company	(1,910)	(1,285)	48.6

(1)	Not meaningful.

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

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the year ended December 31, 2015 was a gain of €161 million, compared with the €14 million gain recorded for the year ended December 31, 2014, mainly as a result of gains derived from the hedging activity (mainly related to the Swiss franc and the Chilean peso).

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the year ended December 31, 2015 was operating income of €172 million, a 12.4% increase compared with the €153 million of operating income recorded for the year ended December 31, 2014, mainly as a result of a positive share of profit of entities accounted for using the equity method compared with the €34 million loss in 2014 and an increase of the dividends received from Telefónica (which amounted to €27 million in 2015 compared with €25 million in 2014).

Administration costs

Administration costs of this operating segment for the year ended December 31, 2015 were €589 million, an 8.9% increase compared with the €541 million recorded for the year ended December 31, 2014, mainly as a result of higher restructuring costs and early retirement expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the year ended December 31, 2015 resulted in a loss of €13 million, compared with the €4 million recorded for the year ended December 31, 2014.

Provisions or (-) reversal of provisions

Provisions in this operating segment for the year ended December 31, 2015 totaled €157 million, compared with the €282 million provisions recorded for the year ended December 31, 2014, mainly as a result of lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the year ended December 31, 2015 was a loss of €1,187 million, compared with the €1,666 million loss recorded for the year ended December 31, 2014.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations for the year ended December 31, 2015 amounted to €407 million of income, compared with the €384 million of income recorded for the year ended December 31, 2014.

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

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2015 was a loss of €1,910 million, compared with the €1,285 million loss recorded for the year ended December  31, 2014.

B. Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.5.1 to the Consolidated Financial Statements. In addition, information on encumbered assets is provided in Note 7.5.2 to the Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company—Selected Statistical Information—Liabilities—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti and our Latin American subsidiaries.

The table below shows the composition of the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of December 31, 2016:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti	Others
	(In Millions of Euros)
Cash and balances with central banks	16,038	8,221	1,495	4,758	6,504
Assets for credit operations with central banks	50,706	4,175	26,865	4,935	4,060
Central governments issues	30,702	1,964	1,084	4,935	3,985
Of Which: Spanish government securities	23,353	—	—	—	—
Other issues	20,005	2,212	8,991	—	75
Loans	—	—	16,790	—	—
Other non-eligible liquid assets	6,884	938	662	1,478	883

Accumulated available balance	73,629	13,335	29,022	11,171	11,447

Average balance (2)	68,322	13,104	27,610	12,871	11,523

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.
(2)	Average balance for the year ended December 31, 2016, based on the beginning and the day-end balances during each period.

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management also helps avoid possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) within the Euro currency scope, which LMU includes BBVA Portugal, S.A.

The Finance Division, through Global Asset Liabilities Management (ALM), manages the BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMU and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

As a first core element, the Bank’s target behavior in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resilience in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established requirements for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required are designed to comply in advance with the implementation of the regulatory requirements of 2018, at a level above 100%.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, Global Risk Management (“GRM”)-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2016. The behavior of BBVA’s LtSCD in each LMU reflects that the funding structure remained robust in 2016, in the sense that all the LMUs maintained levels of self-funding with stable customer funds which were higher than the required levels.

The second core element in liquidity and funding risk management is to seek to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers. Regarding long-term funding, its maturity profile does not show significant concentrations, which contributes to the adaptation of the anticipated securities issuance schedule to financial conditions of the markets. Moreover, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both by counterparty and by instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. “Basic Capacity” is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

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

The following table shows the balances as of December 31, 2016, 2015 and 2014 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Deposits from central banks	34,740	40,087	28,193
Deposits from credit institutions	63,501	68,543	65,168
Customer deposits	401,465	403,362	319,334
Debt certificates and subordinated liabilities	76,375	81,980	71,917
Other financial liabilities	13,129	12,141	7,288

Total	589,210	606,113	491,900

Customer deposits

Customer deposits amounted to €401,465 million as of December 31, 2016, compared with €403,362 million as of December 31, 2015 and €319,334 million as of December 31, 2014.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €387,974 million as of December 31, 2016 compared with €380,094 million as of December 31, 2015 and €294,717 million as of December 31, 2014.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €98,241 million as of December 31, 2016, compared with €108,630 million as of December 31, 2015 and €93,361 million as of December 31, 2014. The decrease as of December 31, 2016 compared with December 31, 2015, was mainly attributable to the lower volume of deposits from central banks.

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Deposits from credit institutions	63,501	68,543	65,168
Deposits from central banks	34,740	40,087	28,193

Total Deposits from credit institutions	98,241	108,630	93,361

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2016 we had €59,390 million of senior debt outstanding, comprising €58,173 million in bonds and debentures and €1,217 million in promissory notes and other securities, compared with €66,165 million, €65,517 million and €648 million outstanding as of December 31, 2015, respectively (€58,096 million, €57,026 million and €1,070 million outstanding, respectively, as of December 31, 2014). See Note 22.3 to the Consolidated Financial Statements.

In addition, we had a total of €15,718 million in subordinated debt and €987 million in preferred securities outstanding as of December 31, 2016, compared with €14,609 million and €974 million outstanding as of December 31, 2015, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2016 of the maturities of our debt certificates (including bonds) from credit institutions and subordinated liabilities, disregarding any valuation adjustments and accrued interest (regulatory equity instruments have been classified according to their contractual maturity):

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	189	6,197	980	8,681	25,278	16,258	57,582
Subordinated liabilities	104	—	78	109	4,145	12,270	16,706

Total	292	6,197	1,058	8,790	29,423	28,528	74,288

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

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

See Note 51 of the Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

As of December 31, 2016 and 2015, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions, both as individual entities and as consolidated groups. Such regulation dictates how to calculate their equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

As a result of the most recent SREP carried out by the ECB in 2016, the Bank has been informed by the ECB that, effective from January 1, 2017, it is required to maintain (i) a CET1 phased-in capital ratio of 7.625% (on a consolidated basis) and 7.25% (on an individual basis); and (ii) a phased-in total capital ratio of 11.125% (on a consolidated basis) and 10.75% (on an individual basis). This phased-in total capital ratio of 11.125% on a consolidated basis includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2.0%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.25% CET1); and (vi) the D-SIBs buffer (0.375% CET1).

Since BBVA has been excluded from the list of global systemically important financial institutions in 2016, the G-SIB buffer will not apply to BBVA in 2017. However, the FSB or the supervisor may include BBVA on such list (which is updated every year) in the future.

The Bank of Spain announced on November 7, 2016 that the Bank will continue to be considered a D-SIB, and consequently the Bank will be required to maintain during 2017 a D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, with the result that the D-SIB buffer applicable to the Bank for 2017 is a CET1 capital ratio of 0.375% on a consolidated basis.

The CET1 requirement on phased-in terms stands at 7.625% on a consolidated basis and 7.25% on an individual basis.

Our consolidated ratios as of December 31, 2016 and December 31, 2015 were as follows:

	As of December 31, 2016	As of December 31, 2015	% Change
	(In Millions of Euros)
Ordinary TIER 1 Capital	54,339	54,829	(0.89)
Adjustments	(6,969)	(6,275)	11.1
Mandatory convertible bonds	—	—	—
CORE CAPITAL (a)	47,370	48,554	(2.4)
Preferred securities	6,496	5,302	22.5
Adjustments	(3,783)	(5,302)	(28.6)
CAPITAL (TIER I) (b)	50,083	48,554	3.1
OTHER ELIGIBLE CAPITAL (TIER II) (c)	8,810	11,646	(24.3)
CAPITAL BASE (TIER I + TIER II) (d)	58,893	60,200	(2.2)
Minimum capital requirement (BIS III Regulations)	31,116	32,102	(3.1)
CAPITAL SURPLUS	27,777	28,097	(1.1)
RISK WEIGHTED ASSETS (RWA) (e)	388,951	401,285	(3.1)
BIS RATIO (d)/(e)	15.14%	15.00%
CORE CAPITAL (a)/(e)	12.18%	12.10%
TIER I (b)/(e)	12.88%	12.10%
TIER II (c)/(e)	2.27%	2.90%

Variations in the amount of Tier 1 Common Equity in the above table were mainly explained by the organic generation of capital leaning against the recurrence of the results, net of dividends paid and remunerations, and the efficient management and allocation of capital in line with the strategic objectives of the Group. The increase was partially offset by the impact of the regulatory phase-in calendar in connection with minority interests and deductions (60% in 2016 compared with 40% in 2015).

During 2016, the BBVA Group obtained the additional Tier 1 capital recommended by the regulator (1.5% of RWAs) with the issuance of perpetual securities convertible into shares, classified as additional Tier 1 equity instruments (contingent convertible securities) under the solvency rules and contributing to a Tier 1 ratio of 12.88%.

The decrease in minimum capital requirements was mainly due to the aforementioned new prudential capital requirements applicable to BBVA.

As of December 31, 2016, the Bank’s phased-in total capital ratio was 15.14% on a consolidated basis and 21.83% on an individual basis. As of December 31, 2016, the Bank’s CET1 phased-in capital ratio was 12.18% on a consolidated basis and 17.56% on an individual basis.

C. Research and Development, Patents and Licenses, etc.

In 2016, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

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

There are four main trends that are expected to shape the sector profitability in the future: the slow economic recovery, the low (or even negative) interest rate environment, the surge of alternative finance providers and the completion and the implementation of the already existing financial regulatory reforms. At the same time there are new and evolving risks, such as market based and asset management activities, misconduct risks and the decline of correspondent banking, among others.

For a discussion on the slow economic recovery trend, see “—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Operating Environment”. Regarding the second trend, the impact of the ultra-expansionary monetary policy is already notably significant in the sector’s results, where the reductions of credit interest rates cannot be compensated by a similar contraction of the deposit rates as customers are not accustomed to negative deposit rates and that funding source is crucial for banks. This is particularly important in a country like Spain, where mortgages account for a significant proportion of credit (more than 40%) and nine out of 10 mortgages are estimated to be on variable rates. Further, alternative finance providers are growing very fast in line with technological advances and becoming a very important competitor for the banking industry (see also “Item 4. Information on the Company—Competition”). These entities, which form part of the shadow banking sector, do not have to comply with a regulation scheme as strict as that applicable to banks. Finally, regarding the fourth trend, it is likely that, in the framework of the banking union and in the inception of the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a more competitive and less fragmented landscape. Having said that, a comprehensive analysis and understanding of the already implemented regulatory changes would be needed before the introduction of new measures.

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

Financial stability and consumer protection are the final goals of the global financial regulatory reform that started eight years ago. However, if such reform is applied locally, inconsistently and heterogeneously, it can lead to divergences, regulatory inconsistencies and regulatory arbitrages with unintended consequences. In addition to that, the lack of homogeneity at the European level makes it difficult for investors to evaluate financial institutions and often impose additional burdens on financial institutions. This could reduce the potential synergies for the Group, as it might not be allowed to sell the same products across all the jurisdictions in which it carries out its activities.

Regarding consumer protection rules, the European Commission proposed on February 10, 2016 the application of the revised Markets in Financial Instruments Directive (MiFID II) of the European Parliament and of the European Council be delayed by one year until January 3, 2018. Six days later, the European Parliament also proposed the deferral of its transposition into national legislation for one year, until July 3, 2017. This decision responded to concerns expressed by the European Securities and Markets Authority (the “ESMA”) regarding the fact that neither the competent authorities, nor market participants, would have the necessary information technology systems ready in time for earlier implementation.

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

MiFID II requirements also focus on the responsibilities of the management board in product governance issues that, in broad terms, consists in narrowing the target market and clients for each product to be sold, reviewing distribution contracts and flows of information between manufacturers and distributors and strengthening the procedures and mechanisms to adequately track the product during its whole life cycle and on the requirements and functions for regulatory compliance.

Another key regulation for consumer protection in Europe is the Packaged Retail and Insurance-based Investment Products (“PRIIPs”). The original proposal from the European Commission was released on July 3, 2012 and the regulation on Key Information Documents (“KIDs”) for PRIIPS was passed and published in the Official Journal of the EU on November 26, 2014 and was expected to become effective on January 1, 2017.

However, the Commission decided to extend by one year the implementation of the PRIIPS regulation in order to assure a smooth implementation for European consumers and ensure legal certainty for the sector.

The PRIIPs regulation aims at increasing transparency and comparability among investment products. As such, financial institutions have to provide consumers with the necessary information to make their investment decisions with a clear understanding of all the risks, costs and scenarios involved. The European Supervisory Authorities (“ESAs”), which include the EBA, the ESMA and the European Insurance and Occupational Pensions Authority) launched a Joint Consultation Paper on November 10, 2015 with the proposed Regulatory Technical Standards (RTS) that define the Level 2 requirements of the PRIIPs Regulation, including both presentation and content of the KIDs. On June 30, 2016 the Commission adopted a delegated act setting the RTS specifying the content and underlying methodology of the KIDs. However, on September 14, 2016 the European Parliament voted down the delegated act and called for certain modifications. An amended version of the draft regulatory technical standard is to be submitted by the ESAs and approved by the European Parliament such that the revised PRIIPs framework can be in place during the first half of 2017 and apply as of January 1, 2018.

We consider that MiFID II and PRIIPs should converge whenever possible to avoid regulatory inconsistencies and duplicities that may confuse consumers and reduce their protection instead of increasing it. Furthermore, having both regimes entail additional costs for financial institutions.

Furthermore, there are other challenges to be mentioned, such as the VAT regime applicable to banks. The VAT regime applicable to banks is part of the trend of increasing pressure on financial systems. Within the Euro Area, several countries are imposing new taxes on the financial industry, such as bank levies, financial activity taxes or FTT. In addition, there is an agreement to introduce a FTT at the European Union level. Such proposal was made by the European Commission for introducing a tax within eleven Member States of the European Union. The introduction of such tax was initially expected by January 1, 2014 but it was later postponed to January 1, 2016, then to mid-2016 and has now stalled because it lost the support of one Member State.

Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure could have a material impact on our profitability.

Regarding the banking structural reforms, the European Commission released a proposal in January 2014. The proposal is twofold and imposes a prohibition on proprietary trading and an annual supervisory examination of trading activities that may trigger the separation of market-making, complex derivatives and risky securitization if the thresholds on a certain number of metrics are breached (a wider separation is possible under supervisory discretion). The European Council reached an agreement on this matter in June 2015. Its position includes important changes to the original EC’s proposal. It softens the latter by introducing the mandatory separation of proprietary trading instead of its prohibition. On the other hand, the European Parliament failed to agree a common position in May 2015. Negotiations within the European Parliament have stalled for now.

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

The SRB set undisclosed banks’ target of MREL in the third quarter of 2016. The European Commission issued a comprehensive legislative proposal on November 23, 2016 known as the CRD5, so as to modify, among other issues, MREL and introduce TLAC requirement for G-SIBs into European legislation. The EBA reviewed the implementation of MREL in December 2016.

The CRD5 is aimed at amending both the current banking prudential and resolution frameworks. The revision includes the implementation of several international standards into EU law (some regulatory pieces adopted by the Basel Committee after 2010 and the TLAC standard) and the introduction of a package of technical improvements. In parallel, a legislative proposal to harmonize creditor hierarchy of senior debt across the EU has also been released. The publication of these proposals is only the first step in the legislative process of the European Union. A negotiation period of approximately one year is expected before a final text is agreed and regulatory implementation standards are developed.

As a result, there are still many doubts regarding the final MREL design in Europe.

E. Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following amounts of our off-balance sheet arrangements as of the dates indicated:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Bank guarantees	39,722	39,971	28,297
Letters of credit	10,210	9,367	5,397
Total financial guarantees given	49,932	49,338	33,694

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Credit institutions	859	921	1,057
Government and other government agencies	3,110	2,570	1,359
Other resident sectors	28,323	27,334	21,784
Non-resident sector	74,961	92,795	72,514
Total Contingent Liabilities	107,253	123,620	96,714

Total Contingent Risks and Contingent Liabilities	157,185	172,958	130,408

	As of December 31,
	2016	2015	2014
	(In Millions of Euros)
Mutual funds	55,037	54,419	52,782
Pension funds	33,418	31,542	27,364
Customer portfolios	40,805	42,074	35,129

Total assets under management	129,260	128,035	115,275

See Note 36 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2016 based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Senior debt	16,046	20,649	4,629	16,258	57,582
Subordinated debt	291	1,329	2,817	12,270	16,706
Deposits from customers	363,533	20,174	2,035	14,779	400,521
Capital lease obligations	—	—	—	—	—
Operating lease obligations	263	305	321	2,397	3,286
Purchase obligations	23	—	—	—	23
Post-employment benefits (1)	941	1,619	1,292	2,102	5,954
Insurance commitments (2)	1,705	1,214	1,482	4,738	9,139

Total (3)	382,802	45,290	12,576	52,544	493,212

(1)	Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 25 to the Consolidated Financial Statements.
(2)	Liabilities under insurance and reinsurance contracts
(3)	Interest to be paid is not included (see Note 22 to the Consolidated Financial Statements). The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2016, 2015 and 2014 is detailed in Note 37.2 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our Board of Directors has approved a report on corporate governance and a report on directors’ remuneration for 2016, according to the forms set forth under Spanish regulation for listed companies.

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

Independent directors are those non-executive directors who have been appointed in view of their personal and professional background who can perform their duties without being constrained by their relations with the Company or its Group, its significant shareholders or its executives. Under the Board Regulations, directors cannot be deemed independent if they:

(a)	have been employees or executive directors in Group companies, unless three or five years have elapsed, respectively since they ceased as employees or executive directors, as the case may be;

(b)	receive from the Company or its Group entities, any amount or benefit for an item other than remuneration for their directorship, except where the sum is insignificant. This does not include either dividends or pension supplements that a director may receive due to a former professional or employment relationship, provided these are unconditional and, consequently, the company paying them may not at its own discretion, suspend, amend or revoke their accrual unless there has been a breach of duty;

(c)	are partners of the external auditor or in charge of the audit report or have been so in the last three years, whether the audit in question was carried out on the Company or any other Group entity;

(d)	are executive directors or senior managers of another company in which a Company’s executive director or senior manager is an external director;

(e)	maintain any significant business relationship with the Company or with any Group company or have done so over the last year, either in their own name or as a significant shareholder, director or senior manager of a company that maintains or has maintained such a relationship. Business relationship here means any relationship as supplier of goods or services, including financial goods or services, and as advisor or consultant;

(f)	are significant shareholders, executive directors or senior managers of any entity that receives, or has received over the last three years, donations from the Company or its Group. Those persons who are merely trustees in a foundation receiving donations shall not be deemed to be included under this letter;

(g)	are spouses, or spousal equivalents or related up to second degree of kinship to an executive director or senior manager of the Company;

(h)	have not been proposed by the Appointments Committee for appointment or renewal;

(i)	have held a directorship for a continuous period of more than 12 years; or

(j)	are related to any significant shareholder or shareholder represented on the Board of Directors under any of the circumstances described under letters (a), (e), (f) or (g) above. In the event of kinship relationships mentioned in letter (g), the limitation will apply not only with respect to the shareholder, but also with respect to their proprietary directors in the company in which the shareholder holds an interest.

Directors	who hold shares in the Bank may be considered independent provided they comply with the above conditions and their shareholding is not legally considered to be significant.

Regulations of the Board of Directors

The principles and elements comprising our corporate governance are set forth in our Board Regulations, which govern the internal procedures and the operation of the Board and its Committees and directors’ rights and duties as described in their charter.

The full text of the Board Regulations can be found on the Bank’s corporate website (www.bbva.com).

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

Term of Directorships and Director Age Limit

Directors will stay in office for the term set out in our Bylaws (three years). If they have been co-opted, they will stay in office until the first general shareholders’ meeting is held. The general shareholders’ meeting may then ratify their appointment for the term of office established under our Bylaws.

BBVA’s Board of Directors Regulations establishes an age limit for sitting on the Bank’s Board. Directors must present their resignation at the first meeting of the Bank’s Board of Directors to be held after the general shareholders’ meeting that approves the accounts for the year in which they reach the age of seventy-five years.

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

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board of Directors, will organize and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Pursuant to the provisions of the Board Regulations, as in previous years, in 2016 the Board of Directors assessed the quality and efficiency of its own operation and of its Committees, as well as the performance of the duties of the Chairman both as Chairman of the Board and as first executive of the Bank.

Performance of Directors’ Duties

Directors must comply with their duties as defined by legislation and by our Bylaws in a manner that is faithful to the interests of the Company.

They will participate in the deliberations, discussions and debates on matters submitted for their consideration, expressing their opposition when they consider that a draft resolution submitted to the Board may be contrary to the Company’s interests and will be appraised of the necessary information to be able to form their own opinions regarding questions corresponding to our corporate bodies. They may request any additional information and advice they require to comply with their duties. They must devote to their duties the time and effort which is necessary to perform them efficiently and they are obliged to attend the meetings of corporate bodies and of the Board Committees on which they sit, unless they can justify the reason for their absence.

The directors may also request the Board of Directors for assistance from external experts on matters subject to their consideration whose special complexity or importance so requires.

Conflicts of Interest

The rules comprising the BBVA directors’ charter detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations with which they are linked, and the BBVA Group. They set out procedures for such cases, in order to avoid conduct contrary to our best interests. The rules contained in the BBVA Board of Directors’ charter are in line with the specific regulation established on the Spanish Corporate Enterprises Act.

These rules help ensure directors’ conduct reflects stringent ethical codes, in keeping with applicable standards and according to core values of the BBVA Group.

Incompatibilities

Directors are also subject to the rules on limitations and incompatibilities established under the applicable regulations at any time and, in particular, to the provisions of Spanish Law 10/2014 and Circular 2/2016, of the Bank of Spain, for credit institutions on supervision and solvency. A director of BBVA may not be a director in companies in which the Group or any of the Group companies hold a stake, subject to the exceptions set forth below. Non-executive directors may hold a directorship in the Bank’s associated companies or in any other Group company provided the directorship is not related to the Group’s holding in such companies. As an exception and when proposed by the Bank, executive directors are able to hold directorships in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associated companies with the approval of the Board of Directors.

Directors may not provide professional services to enterprises competing with the Bank or any of the Group entities, unless they have received express prior authorization from the Board of Directors or the general shareholders’ meeting, as the case may be, or unless such services or activities were provided or performed before they became directors of the Bank, they do not involve effective competition with the Bank and they were reported to the Bank at the time of appointment.

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

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez(1)	1944	Group Executive Chairman	January 28, 2000	March 11, 2016	Group Executive Chairman of BBVA since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Carlos Torres Vila (1) (6)	1966	Chief Executive Officer	May 4, 2015	March 11, 2016

Chief Executive Officer of BBVA since May 2015. Chairman of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

He started at BBVA on September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Tomás Alfaro Drake(2)(3)(6)	1951	Independent Director	March 18, 2006	March 17, 2017	Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.

José Miguel Andrés Torrecillas (2) (3) (5) (7)	1955	Independent Director	March 13, 2015	Not applicable	Chairman of the Audit and Compliance Committee of BBVA. Chairman of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Director of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013.

José Antonio Fernández Rivero(1)(4)	1949	External Director	February 28, 2004	March 13, 2015	Was appointed Group General Manager until January 2003. Has been the director representing BBVA on the Boards of Telefónica, Iberdrola and Banco de Crédito Local and Chairman of Adquira.

Belén Garijo López(2) (4)	1960	Independent Director	March 16, 2012	March 13, 2015	Member of the Executive Board of Merck Group and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America).

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
José Manuel González-Páramo Martínez-Murillo	1958	Executive Director	May 29, 2013	March 17, 2017	Executive Director of BBVA since May 29, 2013. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH. Head of BBVA’s Global Economics, Regulation and Public Affairs.

Sunir Kumar Kapoor (6)	1963	Independent Director	March 11, 2016	Not applicable	President and CEO of UBmatrix Inc from 2005 to 2011. Executive Vice President and CMO of Cassatt Corporation from 2004 to 2005. Oracle Corporation, Vice President Collaboration Suite from 2002 to 2004. Founder and CEO of Tsola Inc from 1999 to 2001. President and CEO of E-Stamp Corporation from 1996 to 1999. Vice President of Strategy, Marketing and Planning of Oracle Corporation from 1994 to 1996. Currently, he is an independent consultant to various leading companies in the technology sector, such as cloud infrastructures or data analysis.

Carlos Loring Martínez de Irujo(1)(5)	1947	External Director	February 28, 2004	March 17, 2017	Was Partner of J&A Garrigues from 1977 to 2004, where he has also held a series of senior offices, including Director of M&A Department, Director of Banking and Capital Markets Department and member of its Management Committee.

Lourdes Máiz Carro (2) (3)	1959	Independent Director	March 14, 2014	March 17, 2017	Was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and from 1992 until 1993 she was Deputy to the Director in the Ministry of Public Administration. From 1993 to 2001 held various senior positions in the Public Administration.

José Maldonado Ramos(1)(3)	1952	External Director	January 28, 2000	March 13, 2015	Was appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009.

Juan Pi Llorens (2)(4)(6)	1950	Independent Director	July 27, 2011	March 13, 2015	Chairman of the Remuneration Committee since March 31, 2016. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe, Vice President of Technology & Systems Group at IBM Europe and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China. He was executive President of IBM Spain.

Susana Rodríguez Vidarte(1)(3)(5)	1955	External Director	May 28, 2002	March 17, 2017	Professor of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. Doctor in Economic and Business Sciences from Universidad de Deusto.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
James Andrew Stott (4) (5) (6)	1953	Independent Director	March 11, 2016	Not applicable	Chairman of the Risk Committee since March 31, 2016. Chairman of the Innovation Board, Business Innovation Consulting Group from 2011 to 2015. Independent director and member of the Audit Committee of Catenon from 2011 to 2015. Independent director and Chairman of the Risks and Audit Committee of Barclays Bank España from 2011 to 2014. Partner and General Manager, and other senior posts at Oliver Wyman Financial Services from 1994 to 2010.

(*)	Where no date is provided, the position is currently held.
(1)	Member of the Executive Committee.
(2)	Member of the Audit and Compliance Committee.
(3)	Member of the Appointments Committee.
(4)	Member of the Remuneration Committee.
(5)	Member of the Risk Committee.
(6)	Member of the Technology and Cybersecurity Committee.
(7)	Lead Director.

Senior Management

Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name(*)	Current Position	Present Principal Outside Occupation and Employment History(**)
Francisco González Rodríguez	Group Executive Chairman	Executive Chairman of BBVA since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Carlos Torres Vila	Chief Executive Officer

Chief Executive Officer of BBVA since May 2015. Chairman of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

He started at BBVA on September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

José Manuel González-Páramo Martínez-Murillo	Head of Global Economics, Regulation & Public Affairs	Executive Director of BBVA since May 29, 2013, and Head of BBVA’s Global Economics, Regulation and Public Affairs. Member of the ECB’s Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH.

Eduardo Arbizu Lostao	Head of Legal & Compliance	Head of Legal department of BBVA since 2002; Managing Director of Barclays Retail Operations in Continental Europe (France, Spain, Portugal, Italy and Greece) from 1997 to 2002.

Domingo Armengol Calvo	General Secretary	General Secretary of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2005.

Juan Asúa Madariaga	Head of Corporate & Investment Banking	Head of Corporate & Investment Banking in BBVA. Head of Spain and Portugal in BBVA from 2007 to 2012. Head of Corporate and Middle cap companies of Spain and Portugal in BBVA from 2006 to 2007.

Ricardo Forcano García	Head of Talent & Culture	Head of Talent & Culture since July 2016. Previously, he held other posts at BBVA such as Head of Business Development Growth Markets from 2015 to 2016 and Head of New Business Models from 2011 to 2012. Prior to joining BBVA he was Deputy Director of Corporate Strategy of Endesa from 2003 to 2007.

Ricardo Gómez Barredo	Head of Accounting & Supervisors	Head of Accounting & Supervisors since July 2016. Head of Global Accounting and Information Management from 2011 to 2016 and Head of Financial Planning Management Control of BBVA’s Group from 2006 to 2011.

Ricardo Enrique Moreno García	Head of Engineering	Head of Engineering since May 2015. Previously he was country manager of BBVA in Argentina.

Name(*)	Current Position	Present Principal Outside Occupation and Employment History(**)
Eduardo Osuna Osuna	Mexico Country Manager	Mexico Country Manager since May 2015 and General Manager of BBVA Bancomer. Previously he was Head of Institutional Banking of BBVA Bancomer.

Cristina de Parias Halcón	Spain Country Manager	Spain Country Manager since March 2014. Head of the Central Area in Spain from 2011 to 2014. She joined BBVA in 1998 and has held positions in digital business development, payment systems, Uno-e and consumer finance from 1998 to 2011.

Francisco Javier Rodríguez Soler	Head of Strategy & M&A	Head of Strategy & M&A since May 2015. Prior to this post, he was Head of M&A and Corporate Development of BBVA from 2010 to 2015. Prior to joining BBVA in 2008, he was Head of Strategy and M&A of Endesa.

Jaime Sáenz de Tejada Pulido	Head of Finance	Head of Finance since March 2014. Head of Spain and Portugal from 2012 to 2014. Business Development Manager of Spain and Portugal at BBVA from 2010 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.

Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring	Head of Country Monitoring since July 2016. He joined BBVA in 1993 and he has held various senior posts such as Head of CEO Office from 2002 to 2005, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Country Networks—Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016.

José Luis de los Santos Tejero	Head of Internal Audit	Head of Internal Audit since February 2002, and senior manager since May 2015. From October 1999 until December 2001 he was Deputy Director of Internal Audit and Director of Methodology and Specialized Areas. Between June 1998 and October 1999 he was Director of Internal Audit of the Argentaria Group.

Rafael Salinas Martínez de Lecea	Head of Global Risk Management	Head of Global Risk Management since May 2015. Prior to this post, he was Head of Risk Management at Corporate and Investment Banking with global responsibilities for large corporates’ credit portfolio and markets and counterparty risks.

Derek Jensen White	Head of Customer Solutions	Head of Customer Solutions since May 2016. Prior to joining BBVA he held various senior posts at Barclays such as Chief Customer Experience Officer, Global Retail & Business Banking from 2011 to 2013 and Chief Design & Digital Officer from 2013 to 2016.

(*)	On March 29, 2017, David Puente Vicente was appointed to act as Head of Data and senior manager of BBVA. In accordance with applicable law, Mr. Puente will start performing the functions corresponding to such position once he receives the relevant suitability authorization from the European Central Bank.
(**)	Where no date is provided, positions are currently held.

B. Compensation

The provisions of BBVA’s Bylaws that relate to compensation of directors are in accordance with the relevant provisions of Spanish law. Furthermore, BBVA has a remuneration policy for BBVA directors (the “Directors’ Remuneration Policy”) which is aligned with the specific regulations applicable to credit institutions and the best practices on the market.

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

Pursuant to this Directors’ Remuneration Policy, the system of variable remuneration for executive directors is based on a sole incentive that is assigned annually, yet combining indicators that are assessed annually with multi-year (long-term) indicators, the combination of which seeks to allow effective alignment of the remuneration of executive directors with the long-term interests of BBVA and its stakeholders.

For years 2017, 2018 y 2019, a new Directors’ Remuneration Policy has been approved by the general shareholders’ meeting, held on March 17, 2017 introducing certain changes primarily to the system of variable remuneration for executive directors. The main features of the new policy are the following:

•	The deferred component of variable remuneration for executive directors has been increased to 60% of variable remuneration. Likewise, the deferral period has been increased from three to five years.

•	The new Remuneration Policy includes an increase from 50% to 60% in the share-based component of deferred variable remuneration.

•	New malus and clawback arrangements to variable remuneration have been included (and are summarized hereunder) for the forfeiture and clawback of variable remuneration of executive directors, in line with the criteria set forth in new regulations.

•	The Chief Executive Officer’s previous defined-benefit pension scheme has been transformed into a defined-contribution scheme.

•	As required by new regulations, 15% of the annual contributions agreed to executive directors’ and senior manager’s pension schemes are now considered “discretionary pension benefits”.

•	Contractual conditions applicable to payments for termination of contracts have been modified. The possibility for the Chief Executive Officer to receive his retirement pension in advance has been eliminated, as has the Head of GERPA’s severance payment entitlement. Both directors are now subject to a post-contractual non-compete agreement of two years duration and amounting to two times their annual fixed remuneration.

•	Executive directors shall not be allowed to use personal hedging strategies or insurance in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management. Additionally, under the new Remuneration Policy, only deferred portions in cash of variable remuneration shall be subject to updating.

•	The new Remuneration Policy includes a commitment for executive directors not to transfer a number of shares equivalent to twice their annual fixed remuneration for a period of, at least, three years from the time of their vesting. The general one-year retention period applicable to all shares vested as variable remuneration is however maintained. The aforementioned holding periods shall not apply to the transfer of those shares required to honor the payment of taxes.

•	The new Remuneration Policy envisages a clearer allocation between fixed and variable components of remuneration, as well as criteria to determine these components. A change in the balance between the fixed and variable components of remuneration has been established, to better align it with applicable regulations, providing more flexibility to variable remuneration with respect to fixed remuneration. Said change in no case entails an increase in the total remuneration of beneficiaries.

•	The variable component of the remuneration of executive directors for a financial year shall continue to be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to 200%.

The changes envisaged in the new Directors’ Remuneration Policy are framed within the modification of the remuneration policy for those categories of staff whose professional activities have a significant impact on the Group’s risk profile, among which BBVA’s executive directors and senior management are included (jointly referred to as the “Identified Staff”), which has been approved by the Board of Directors, at the proposal of the Remuneration Committee.

As regards malus and clawback arrangements, the new Directors’ Remuneration Policy prescribes: that up to 100% of the annual variable remuneration of each Identified Staff member corresponding to each financial year shall be subject to malus and clawback arrangements, both linked to a downturn in financial performance of the Bank as a whole, or of a specific unit or area, or of exposures generated by an Identified Staff member, when such downturn in financial performance arises from any of the following circumstances:

a)    misconduct, fraud or serious infringement of the Code of Conduct and other applicable internal rules by an Identified Staff member;

b)    regulatory sanctions or judicial convictions due to events that could be attributed to a specific unit or to the staff responsible for such events;

c)    significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of an Identified Staff member was a contributing factor; or

d)    restatement of the Bank’s annual accounts, except where such restatement is due to a change in applicable accounting legislation.

For these purposes, the Bank will compare the performance assessment carried out for the Identified Staff member with the ex post behavior of some of the criteria that contributed to achieve the targets. Both malus and clawback will apply to the annual variable remuneration of the financial year in which the event giving rise to application of the arrangement occurred, and they shall be in force during the entire period of deferral and retention applicable to the annual variable remuneration.

Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of contract of the Identified Staff member due to serious and guilty breach of duties, malus arrangements may apply to the entire deferred annual variable remuneration pending payment at the date of the dismissal or termination of contract, in light of the extent of the damage caused.

In any case, the variable remuneration is paid or vests only if it is sustainable according to the Group’s situation as a whole, and justified on the basis of the performance of the Bank, the business unit and of the Identified Staff member concerned.

Malus and clawback arrangements will be applicable to the annual variable remuneration awarded as of the year 2016, inclusive.

The full text of the Directors’ Remuneration Policy approved by the general shareholders’ meeting is available at the Bank’s website (www.bbva.com).

Remuneration for non-executive directors received in 2016

The remuneration paid to the non-executive members of the Board of Directors during 2016 is indicated below in thousands of euros. The figures are given individually for each non-executive director and itemized:

	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remuneration Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	—	71	—	11	102	25	338
José Miguel Andrés Torrecillas	129	—	179	107	—	31	—	445
José Antonio Fernández Rivero	129	125	—	53	32	10	—	350
Belén Garijo López	129	—	71	—	32	—	—	232
Sunir Kumar Kapoor (1)	107	—	—	—	—	—	25	132
Carlos Loring Martínez de Irujo	129	125	18	80	27	—	—	379
Lourdes Máiz Carro	129	—	71	—	—	31	—	231
José Maldonado Ramos	129	167	—	—	—	41	—	336
José Luis Palao García-Suelto	129	—	—	107	32	10	—	278
Juan Pi Llorens	129	—	54	27	91	—	25	325
Susana Rodríguez Vidarte	129	167	—	107	—	41	—	443
James Andrew Stott (2)	107	—	—	160	32	—	25	325

Total (3)	1,502	584	464	642	257	265	100	3,813

(1)	Sunir Kumar Kapoor was appointed director by the general shareholders’ meeting held on March 11, 2016.
(2)	James Andrew Stott was appointed director by the general shareholders’ meeting held on March 11, 2016.
(3)	Includes the amounts received as members of the different Committees during 2016. The composition of the Committees was changed in March 31, 2016.

In addition, Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who ceased as directors on March 11, 2016, received in 2016 the total amount of €70 thousand and €85 thousand, respectively, as members of the Board of Directors and certain Board Committees.

Moreover, during 2016, €132 thousand was paid in healthcare and casualty insurance premiums for non-executive directors.

Remuneration for executive directors received in 2016

The remuneration scheme for executive directors is in line with the general model applied to BBVA’s Senior Management. This comprises a fixed remuneration and a variable remuneration, which is based on a single incentive (hereinafter, the “Annual Variable Remuneration”).

During 2016, executive directors were paid the amount of fixed remuneration corresponding to that year and the Annual Variable Remuneration corresponding to 2015, which was paid during the first quarter of 2016, according to the settlement and payment system set out in the applicable Directors’ Remuneration Policy, as approved by the general shareholders’ meeting held on March 13, 2015, which provides the following:

•	Subject to the conditions set forth below, 50% of the Annual Variable Remuneration is paid in cash and the remaining 50% is paid in BBVA shares.

•	50% of such cash amount and shares, respectively, is deferred in its entirety for a three-year period, with cliff vesting at the end of such period, and its accrual and vesting is subject to compliance with a series of multi-year indicators.

•	Any shares that are vested as part of the Annual Variable Remuneration are subject to a one-year retention period as from their respective vesting, except with respect to an amount of shares which sale would allow for the payment of any tax accruing on the shares received.

•	No hedging strategies may be carried out on the locked-up shares or on the shares pending to be received.

•	Circumstances have been established in which the unvested deferred portion of the Annual Variable Remuneration may be subject to forfeiture (malus clauses).

•	The deferred portion of the Annual Variable Remuneration shall be updated under the terms established by the Board of Directors.

In addition, in the first quarter of 2016, executive directors received the relevant deferred portions of the Annual Variable Remuneration corresponding to 2014, 2013 and 2012, which were vested in application of the settlement and payment system for the Annual Variable Remuneration corresponding to such years, under the applicable policy for such years.

The remuneration paid to executive directors during 2016 is indicated below in thousands of euros, for cash amounts, and number of shares, for share amounts. The figures are given individually for each executive director and itemized:

	Fixed Remuneration in Cash	2015 Annual Variable Remuneration in Cash (1)	Deferred Variable Remuneration in Cash (2)	Total Cash	2015 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Group Executive Chairman	1,966	897	893	3,756	135,300	103,112	238,412
CEO (*)	1,923	530	240	2,693	79,956	27,823	107,779
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	800	98	47	945	14,815	5,449	20,264

Total	4,689	1,526	1,180	7,394	230,071	136,384	366,455

(*)	The variable remuneration paid to the CEO includes the remuneration accrued as Digital Banking Officer during the period in which he held this position in 2015 (four months).
(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.
(2)	Amounts corresponding to the sum of the deferred portions of the Annual Variable Remuneration from previous years (2014, 2013 and 2012), and their respective adjustments in cash for updating their value, payment or delivery of which was made in 2016, in application of the settlement and payment system, as broken down below:

•	Annual Variable Remuneration for 2014— The executive directors received the amount corresponding to the first third of the deferred Annual Variable Remuneration for 2014, both in cash and shares: €302 thousand and 37,392 BBVA shares for the Group Executive Chairman; €95 thousand and 11,766 BBVA shares for the CEO; and €30 thousand and 3,681 BBVA shares for the Head of GERPA.

•	Annual Variable Remuneration for 2013—The executive directors received the amount corresponding to the second third of the deferred Annual Variable Remuneration for 2013, both in cash and shares: €289 thousand and 29,557 BBVA shares for the Group Executive Chairman; €78 thousand and 7,937 BBVA shares for the CEO; and €17 thousand and 1,768 BBVA shares for the Head of GERPA.

•	Annual Variable Remuneration for 2012— The Group Executive Chairman and the CEO received the amount corresponding to the final third of the deferred Annual Variable Remuneration for 2012, both in cash and shares: €301 thousand and 36,163 BBVA shares for the Group Executive Chairman; and €68 thousand and 8,120 BBVA shares for the CEO.

In application of the settlement and payment system of Annual Variable Remuneration for the years 2013 and 2014, during the first quarter of each of the next two years, the executive directors will receive the deferred portions of the Annual Variable Remuneration from such years (2014 and 2013), as applicable, and subject to the relevant conditions, while 50% of the Annual Variable Remuneration corresponding to the year 2015 will vest, subject to the terms and conditions described above, in 2019.

During 2016, executive directors received payment in kind, including insurance premiums, and others, for a total amount of €240 thousand, of which €17 thousand corresponded to the Group Executive Chairman; €139 thousand to the CEO; and €84 thousand to the Head of GERPA.

Annual Variable Remuneration for executive directors for year 2016

Following year-end 2016, the Annual Variable Remuneration for executive directors corresponding to that year was determined based on the conditions established for that purpose at its beginning, as set forth in the Directors’ Remuneration Policy approved by the general shareholders’ meeting held on March 13, 2015. Consequently, during the first quarter of 2017, executive directors received 50% of the 2016 Annual Variable Remuneration, in equal parts in cash and in shares, i.e., €734 thousand and 114,204 BBVA shares for the Group Executive Chairman; €591 thousand and 91,915 BBVA shares for the CEO; and €89 thousand and 13,768 BBVA shares for the Head of GERPA.

The payment of the remaining 50%, in cash and in shares, has been deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators established by the Board of Directors at the beginning of each year. Based on the result of each multi-year indicator during the deferred period and applying the relevant performance scales and weightings, the final amount of the deferred Annual Variable Remuneration will be determined after the end of the three-year deferral period. The deferred Annual Variable Remuneration may be reduced and may even reach zero, but in no event may be increased, as a result of these adjustments. The maximum amounts that could be received during the first quarter of 2020 corresponding to the deferred Annual Variable Remuneration for 2016 are: €734 thousand and 114,204 BBVA shares for the Group Executive Chairman; €591 thousand and 91,915 BBVA shares for the CEO; and €89 thousand and 13,768 BBVA shares for the Head of GERPA; in each case subject to the settlement and payment system established in the Directors’ Remuneration Policy applicable to 2016 Annual Variable Remuneration.

Remuneration for Senior Management received in 2016

During 2016, the remuneration paid to the members of the BBVA Senior Management as a whole, excluding the executive directors, is indicated below in thousands of euros for cash amounts and number of shares for shares amounts.

	Fixed Remuneration in Cash	2015 Annual Variable Remuneration in Cash (1)	Deferred Variable Remuneration in Cash (2)	Total Cash	2015 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Total Members of the Senior Management (*)	11,115	2,457	1,343	14,915	370,505	155,746	526,251

(*)	Includes aggregate information regarding the members of the BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management at December 31, 2016 (14 members).
(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.
(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2014, 2013 and 2012) and their corresponding adjustments in cash for updating their value, payment or delivery of which was made in 2016 to the members of the Senior Management who had accrued this right, as broken down below:

•	Annual Variable Remuneration for 2014— The relevant members of the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the first third of the deferred Annual Variable Remuneration for 2014, with an aggregate amount of €515 thousand and 63,862 BBVA shares.

•	Annual Variable Remuneration for 2013— The relevant members of the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the second third of the deferred Annual Variable Remuneration for 2013, with an aggregate amount of €434 thousand and 44,426 BBVA shares.

•	Annual Variable Remuneration for 2012— The relevant members of the BBVA Group Senior Management, excluding executive directors, received the amount corresponding to the final third of the deferred Annual Variable Remuneration for 2012: the aggregate amount of €395 thousand and 47,458 BBVA shares.

During the first quarter of each of the next two years, members of the Senior Management will receive the amounts that correspond to them under the settlement and payment system of the variable remuneration applicable to each such member, stemming from the settlement of the deferred Annual Variable Remuneration for previous years (2014 and 2013) and subject to the conditions established therein, while 50% of the Annual Variable Remuneration corresponding to the year 2015 will vest, subject to the terms and conditions previously described for executive directors, in 2019.

Additionally, in 2016, members of the Senior Management, excluding executive directors, received remuneration in kind (including insurance premiums and others) in an aggregate amount of €664 thousand.

System of remuneration in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was originally approved by the general shareholders’ meeting held on March 18, 2006 and extended under the general shareholders’ meeting resolutions dated on March 11, 2011 and March 11, 2016, for a further five-year period in each case.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors, equivalent to 20% of the total cash remuneration received by each of them in the previous year, according to the closing prices of BBVA shares during the sixty trading sessions prior to the dates of the annual general shareholders’ meetings approving the corresponding financial statements for each year.

The shares, where applicable, will be delivered to each beneficiary on the date such beneficiary leaves directorship on any grounds other than serious dereliction of duty.

The number of “theoretical shares” allocated in 2016 to each non-executive director, as beneficiary of the system of remuneration in shares with deferred delivery, corresponding to 20% of the total cash remuneration received by said beneficiaries in 2015, was as follows:

	Theoretical shares allocated in 2016	Theoretical shares accumulated as of December 31, 2016
Tomás Alfaro Drake	11,363	62,452
José Miguel Andrés Torrecillas	9,808	9,808
José Antonio Fernández Rivero	12,633	91,046
Belén Garijo López	6,597	19,463
Carlos Loring Martínez de Irujo	10,127	74,970
Lourdes Máiz Carro	5,812	8,443
José Maldonado Ramos	11,669	57,233
José Luis Palao García-Suelto	11,070	51,385
Juan Pi Llorens	9,179	32,374
Susana Rodríguez Vidarte	14,605	78,606
Total (1)	102,863	485,780

(1)	In addition, in 2016, Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who ceased as directors on March 11, 2016, were allocated 8,709 and 11,151 theoretical shares, respectively.

Pension commitments

The commitments undertaken regarding pension benefits for the Chief Executive Officer and the Head of GERPA, pursuant to BBVA’s Bylaws and their respective contracts with the Bank, include a pension system covering retirement, disability and death.

Up until December 31, 2016, the Chief Executive Officer’s contractual conditions determined that he would retain the defined-benefit pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the remuneration conditions derived from his position as Chief Executive Officer.

As regards the Head of GERPA, up until December 31, 2016, he retained the same pension system he had had since his appointment as executive director in 2013, which comprised a defined-contributions system amounting to 20% of his annual fixed remuneration to cover retirement commitments and provisions covering death and disability.

As a result of the aforementioned pension commitments in place, the provisions recorded as of December 31, 2016 to cover pension commitments undertaken for the Chief Executive Officer amounted to €16,051 thousand, of which, during 2016 and according to applicable accounting regulations, €2,342 thousand were provisioned against earnings of the year and €836 thousand against equity, in order to adapt to the interest rate assumption used for the valuation of pension commitments in Spain. In the case of the Head of GERPA, the provisions recorded as of December 31, 2016 amounted to €609 thousand, of which €310 were provisioned against earnings of the year. In both cases, these amounts include the provisions covering retirement, as well as death and disability.

There were no other pension obligations in favor of other executive directors.

The provisions recorded as of December 31, 2016 for pension commitments relating to members of the Senior Management, excluding executive directors, amounted to €46,299 thousand, of which, during 2016 and according to applicable accounting regulations, €4,895 thousand were provisioned against earnings of the year and €2,226 thousand against equity, in order to adapt to the interest rate assumption used for the valuation of pension commitments in Spain. These amounts include the provisions covering retirement, as well as death and disability.

As a result of the entry into force of Circular 2/2016, of the Bank of Spain for credit institutions, 15% of the annual contributions agreed to pension plans of executive directors and members of BBVA’s Senior Management will be considered discretionary pension benefits. As a result, such portion will be treated as deferred variable remuneration, delivered in BBVA shares and subject to retention and clawback conditions as determined in applicable regulations, as well as to those conditions of variable remuneration applicable under the new Remuneration Policy.

Additionally, and as a result of the newly approved Directors’ Remuneration Policy, amendments have been introduced in the contractual framework of the Chief Executive Officer and the Head of GERPA.

As regards the Chief Executive Officer, his pension scheme has been transformed from a defined-benefit system to a defined-contribution system, with the following main features:

a)	Retirement benefits:

•	Entitlement to a retirement benefit, when he reaches the legal retirement age, which shall be the amount arising from the annual contributions made by the Bank and applicable yields at that date.

•	Annual contributions amount €1,642 thousand (subject to update to the same extent as the Annual Fixed Remuneration), determined on the basis of the benefit committed under the previous defined-benefit scheme and taking into consideration the provision made by the Bank to date to cover such commitment.

•	Entitlement to receive the benefit, upon reaching the age of retirement provided he does not leave his position as Chief Executive Officer due to serious breach of duties. The amount of the benefit shall be the contributions made by the Bank to that date under such terms.

•	Application of rules on discretionary pension benefits to 15% of the annual contribution.

b)	Death: entitlement to an annual widow’s pension, as well as an orphan’s pension for each child until they reach the age of 25, of an amount equivalent to 70% and 25% (40% in the event of total orphanhood), respectively, of the annual fixed remuneration.

c)	Disability: entitlement to an annual pension in an amount equivalent to the annual fixed remuneration, which would revert to his spouse and children in the event of death in the percentages described above.

As regards the Head of GERPA, the following amendments have been introduced:

a)	Retirement benefits included in the defined-contribution scheme:

•	Defined-contribution of 30% of annual fixed remuneration.

•	Application of rules on discretionary pension benefits to 15% of the annual contribution.

Extinction of contractual relationship

The Bank does not have any commitments to pay severance indemnity to executive directors.

As a result of the new contractual framework envisaged in the Directors’ Remuneration Policy approved by the annual general shareholders’ meeting held on March 17, 2017, payments for the extinction of contractual relationships of the Chief Executive Officer and the Head of GERPA have been amended for 2017 onwards. In this sense, the possibility for the Chief Executive Officer to receive his retirement pension in advance has been eliminated, as has the Head of GERPA’s severance payment entitlement. The new contractual framework for both directors now includes a post-contractual non-compete agreement for a period of two years after they cease as BBVA executive directors, in accordance to which they shall receive remuneration in an amount equivalent to two times their annual fixed remuneration, paid over the course of the two-year period of non-competition, provided that leave of directorship is not due to death, retirement, disability or serious breach of duties.

C. Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the other specialized Board Committees, namely: the Audit and Compliance Committee; the Appointments Committee; the Remuneration Committee; the Risk Committee; and the Technology and Cybersecurity Committee.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors and four non-executive directors, as follows:

Position	Name
Chairman	Mr. Francisco González Rodríguez
Members	Mr. Carlos Torres Vila Mr. José Antonio Fernández Rivero Mr. Carlos Loring Martínez de Irujo Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

According to our Board Regulations, the Executive Committee will be apprised of such business as the Board of Directors resolves to confer on it, in accordance with prevailing legislation, our Bylaws or our Board Regulations.

The Executive Committee shall meet on the dates indicated in the annual calendar of scheduled meetings and when the chairman or acting chairman so decides. During 2016, the Executive Committee met seventeen (17) times.

Audit and Compliance Committee

This committee shall perform the duties required under applicable laws, regulations and our Bylaws. Essentially, its mission is to assist the Board in overseeing the financial information and the exercise of the Group control duties.

The Board Regulations establish that the Audit and Compliance Committee shall have a minimum of four members, one of which shall be appointed by the Board taking into account his/her knowledge and background in accounting, auditing or both. In accordance with the Board Regulation, they shall all be independent directors, one of whom shall act as Chairman, also appointed by the Board. See “Item 16.A. Audit Committee Financial Expert”.

As of the date of this Annual Report, the Audit and Compliance Committee members are:

Position	Name
Chairman	Mr. José Miguel Andrés Torrecillas
Members	Mr. Tomás Alfaro Drake Mrs. Belén Garijo López Mrs. Lourdes Máiz Carro Mr. Juan Pi Llorens

Under the Board Regulations and the charter of the Audit and Compliance Committee, the scope of its functions is as follows (for purposes of the below, “entity” refers to BBVA):

•	report to the general shareholders’ meeting on questions raised with respect to those matters falling within the Committee’s competence and, in particular, on the result of the audit explaining how it has contributed to the completeness of the financial information and the function performed by the Committee in this process;

•	oversee the efficacy of the internal control of the Company, the internal audit and the risk-management systems in the process of drawing up and reporting the regulatory financial information, including tax risks. Also to discuss with the financial auditor any significant weaknesses in the internal control system detected when the audit is conducted without undermining its independence. For such purposes, and where appropriate, the Committee may submit recommendations or proposals to the Board of Directors, and the corresponding period for monitoring;

•	oversee the process of drawing up and reporting financial information and submit recommendations or proposals to the Board of Directors aimed at safeguarding its completeness;

•	submit to the Board of Directors proposals on the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as their contractual conditions, and regularly collect information from the external auditor regarding the audit plan and its implementation, as well as preserving the auditor’s independence in the performance of their duties;

•	establish correct relations with the external auditor in order to receive information on any matters that may jeopardize their independence, for examination by the Committee, and any others relating to the process of the financial auditing; as well as those other communications provided for by law and by the auditing regulations. Each year it must unfailingly receive the external auditors’ declaration of their independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and individualized information on additional services provided of any kind and the corresponding fees received by the external auditor or by persons or entities linked to them as provided for under the legislation on financial auditing;

•	each year before the external financial auditor issues their report on the financial statements, to issue a report expressing an opinion on whether the independence of the external financial auditor has been compromised. This report must unfailingly contain the reasoned valuation of the provision of each of the additional services referred to in the previous subsection, considered individually and as a whole, other than the legally-required audit and with respect to the regime of independence or to the standards regulating the audit activity;

•	report, prior to the Board of Directors adopting resolutions, on all those matters established by law, by our Bylaws and by the Board Regulations, and in particular on:

•	the financial information that the Company must periodically publish;

•	the creation or acquisition of a holding in special-purpose entities or entities domiciled in countries or territories considered tax havens; and

•	related-party transactions;

•	oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities with competence in these matters are dealt with in due time and in due form;

•	ensure that the codes of ethics and of internal conduct on the securities market, as they apply to Group personnel, comply with regulatory requirements and are adequate;

•	especially to oversee compliance with the provisions applicable to directors contained in the Board Regulations, as well as their compliance with the applicable standards of conduct on the securities markets;

•	any other duties that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution; and

•	the Committee shall also monitor the independence of external auditors. This entails the following two duties:

•	preventing any influence over the auditor’s warnings, opinions or recommendations. To this end, ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with current legislation on auditing at all times; and

•	stipulating as incompatible the provision of audit and consulting services unless they are works required by supervisors or whose provision by the auditor is allowed by applicable legislation, and there are not available in the market alternatives as regards content, quality or efficiency of equal value to those which the auditor could provide; in this case approval by the Committee shall be required, but this decision can be delegated in advance to its Chairman. The auditor shall be prohibited from providing prohibited services outside the audit, in compliance with what is set out at all times by audit legislation.

The Committee leads the selection process of the external auditor for the Bank and its Group. It must verify that the audit schedule is being carried out under the service agreement and that it satisfies the requirements of the competent authorities and the Bank’s governing bodies. The Committee will also require the auditors, at least once each year, to assess the quality of the Group’s internal oversight procedures.

The Audit and Compliance Committee meets as often as necessary to comply with its functions, although an annual calendar of meetings will be drawn up in accordance with its duties. During 2016, the Audit and Compliance Committee met twelve (12) times.

Executives heading areas that manage matters within the scope of its competence, especially the Accounting, Internal Audit and Compliance departments, may be called to attend the Audit and Compliance Committee’s meetings and, at the request of these executives, other staff from these departments who have particular knowledge or responsibility in the matters contained in the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the secretary will be present when the results and conclusions of the meeting are assessed.

The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialization or independence.

Likewise, the Committee may call on the personal cooperation and reports of any employee or member of the management team when it considers it necessary to comply with its functions in relevant issues.

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, amongst other things, regulate its operation.

Appointments Committee

The Appointments Committee is tasked with assisting the Board on issues related to the selection and appointment of Board members and other matters contained in the Board Regulations.

In compliance with the Board Regulations, this Committee shall comprise a minimum of three members who must be non-executive directors appointed by the Board of Directors, which will also appoint its Chairman. The Chairman and the majority of its members must be independent directors.

As of the date of this Annual Report, the members of the Appointments Committee are:

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

•	submit proposals to the Board of Directors for policies on the selection and diversity of members of the Board of Directors;

•	establish a target for representation of the underrepresented gender in the Board of Directors and draw up guidelines on how to reach that target;

•	analyze the structure, size and composition of the Board of Directors, at least once a year when carrying out its operational assessment;

•	analyze the suitability of the various members of the Board of Directors;

•	perform an annual review of the status of each director, so that this may be reflected in the annual corporate governance report;

•	report the proposals for the appointment of the Chairman and the Secretary and, where applicable, the Deputy Chairman and the Deputy Secretary;

•	report on the performance of the duties of the Chairman of the Board, for the purposes of the periodic assessment by the Board of Directors, under the terms established in the Board Regulations;

•	examine and organize the succession of the Chairman in conjuction with the Lead Director and, as applicable, file proposals with the Board of Directors so that the succession takes place in a planned and orderly manner;

•	review the Board of Directors’ policy on the selection and appointment of members of senior management, and file recommendations with the Board when applicable;

•	report on proposals for appointment and separation of senior managers; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation.

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

The chair of the Appointments Committee will convene it as often as necessary to perform its functions. During 2016, the Appointments Committee met eight (8) times.

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

As of the date of this Annual Report, the members of the Remuneration Committee are:

Position	Name
Chairman	Mr. Juan Pi Llorens
Members	Mr. José Antonio Fernández Rivero Mrs. Belén Garijo López Mr. James Andrew Stott

In accordance with the Board Regulations, the scope of the functions of the Remuneration Committee is as follows:

•	propose to the Board of Directors, for its submission to the shareholders’ general meeting, the directors’ remuneration policy, with respect to its items, amounts, and parameters for its determination and its vesting. Also to submit the corresponding report, in the terms established by applicable law at any time;

•	determine the extent and amount of the individual remunerations, entitlements and other economic compensations and other contractual conditions for the executive directors, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors;

•	propose the annual report on the remuneration of the Bank’s directors to the Board of Directors each year, which will then be submitted to the annual shareholders’ general meeting, in compliance with the applicable legislation;

•	propose the remuneration policy to the Board of Directors for senior managers and employees whose professional activities have a significant impact on the Company’s risk profile;

•	propose the basic conditions of the senior management contracts to the Board of Directors, and directly supervise the remuneration of the senior managers in charge of risk management and compliance functions within the Company;

•	oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior managers and employees whose professional activities have a significant impact on the Company’s risk profile;

•	verify the information on directors and senior managers remunerations contained in the different corporate documents, including the annual report on directors’ remuneration; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation.

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

The Chairman of the Remuneration Committee will convene it as often as necessary to comply with its functions. During 2016, the Remuneration Committee met six (6) times.

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

As of the date of this Annual Report, the members of the Risk Committee are:

Position	Name
Chairman	Mr. James Andrew Stott
Members	Mr. José Miguel Andrés Torrecillas Mr. Carlos Loring Martínez de Irujo Mrs. Susana Rodríguez Vidarte

Under the Board Regulations, it has the following duties:

•	analyze and assess proposals related to the Group’s risk management, control and strategy. In particular, these will identify:

•	the Group’s risk appetite; and

•	establishment of the level of risk considered acceptable according to the risk profile and capital at risk, broken down by the Group’s businesses and areas of activity;

•	analyze and assess the control and management policies for the Group’s different risks and information and internal control systems;

•	the measures established to mitigate the impact of the risks identified, should they materialize;

•	monitor the performance of the Group’s risks and their fit with the strategies and policies defined and the Group’s risk appetite;

•	analyze, prior to submitting them to the Board of Directors or the Executive Committee, those risk transactions that must be put to its consideration;

•	review whether the prices of assets and liabilities offered to customers take fully into account the Bank’s business model and risk strategy and, if not, present a remedy plan to the Board of Directors;

•	participate in the process of establishing the remuneration policy, checking that it is consistent with sound and effective risk management and does not encourage risk-taking that exceeds the level of tolerated risk of the Company;

•	check that the Company and its Group has the means, systems, structures and resources in line with best practices that enable it to implement its risk-management strategy, ensuring that the entity’s risk management mechanisms are matched to its strategy; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation.

Pursuant to our Board Regulations, the Committee may request the attendance of the Group Risks Officer at its meetings and also of other executives heading different risks areas or the persons who, within the Group organisation, have missions related to its functions. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business.

The Committee meets as often as necessary to comply with its duties, usually once a week. In 2016, it held thirty-eight (38) meetings.

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, amongst other things, regulate its operation.

Technology and Cybersecurity Committee

The Technology and Cybersecurity Committee’s essential functions are to assist the Board of Directors in the understanding of the risks associated to technology and information systems related to the Group’s activity and the oversight of its management and control and in the supervision of the infrastructure and technology strategy of the Group.

The Technology and Cybersecurity Committee will have a minimum of three members appointed by the Board among its directors, which will nominate the chairman of this Committee. For this purpose, the Board will take into consideration the knowledge and experience in technology, information systems and cyber-security matters of its members.

As of the date of this Annual Report, the members of the Technology and Cybersecurity Committee are:

Position	Name
Chairman	Mr. Carlos Torres Vila
Members	Mr. Tomás Alfaro Drake Mr. Sunir Kumar Kapoor Mr. Juan Pi Llorens Mr. James Andrew Stott

Under its regulations, the Technology and Cybersecurity Committee has the following responsibilities:

- Oversight of technology-related risks and cyber-security management, which include the following:

•	Assess the main technology-related risks to which the Bank is exposed, including information security and cyber-security risks, and the steps management has taken to monitor and control its exposure to such risks.

•	Review policies and systems in place for the assessment, control and management of the Group’s technology-related risks and its infrastructure, including responses to cyber-attacks and recovery plans.

•	Obtain business continuity planning reports on technology and infrastructure matters from management.

•	Obtain reports from management, as and when appropriate, on:

•	IT-related compliance risks; and

•	The steps taken to identify, assess, monitor, manage and mitigate those risks.

•	Additionally, the Technology and Cybersecurity Committee will be informed of any relevant event that may occur regarding cyber-security issues. These are deemed to be those which, individually or in the aggregate, may have a material impact on the Group’s equity, results of operation or reputation. In any case, such events shall be informed to the chair of the Committee as soon as possible.

- Keeping abreast about the technology strategy of the Group, which include the following:

•	Obtaining reports from management, as and when appropriate, on technology strategy and trends that may affect the Company’s strategic plans, including the monitoring of overall industry trends.

•	Obtaining reports from management, as and when appropriate, on the metrics established by the Group for the management and control of IT-related matters, including the progress of the developments and investments carried out by the Group in this field.

•	Obtaining reports from management, as and when appropriate, on matters related to new technologies, applications, information systems and best practices that affect the Group’s IT strategy or plans.

•	Obtaining reports from management on the core policies, strategic projects and plans defined by the engineering area of the Bank.

•	Informing the Board of Directors and, if applicable, the Executive Committee, on any IT-related matters falling within the scope of their functions.

For a better performance of its functions, channels for an appropriate coordination between the Technology and Cybersecurity Committee and the Audit and Compliance Committee will be established to ensure:

(i)	that the Technology and Cybersecurity Committee has access to the conclusions of the work performed by the Internal Audit Department in technology and cybersecurity matters; and

(ii)	that the Audit and Compliance Committee is informed on IT-related systems and processes that are related to or affect the Bank’s internal control systems and other matters falling within the scope of its functions.

The Committee meets as often as necessary to comply with its functions. In 2016 it held three (3) meetings.

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, amongst other things, they regulate the Committee’s operation.

D. Employees

As of December 31, 2016, we, through our various subsidiaries, had 134,792 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total
Spain	26,884	—	4,567	31,451
United Kingdom	150	—	—	150
France	78	—	—	78
Italy	53	—	8	61
Germany	45	—	—	45
Switzerland	—	125	—	125
Portugal	—	490	—	490
Belgium	32	—	—	32
The Netherlands (Holland)	—	248	—	248
Russia	3	—	—	3
Romania	—	1,290	—	1,290
Ireland	—	4	—	4
Luxembourg	—	—	3	3
Turkey	—	22,140	—	22,140

Finland	—	—	39	39

Total Europe	27,245	24,297	4,617	56,159

The United States	128	10,416	—	10.544

Argentina	—	6,439	—	6,439
Brazil	1	—	7	8
Colombia	—	7,228	—	7,228
Venezuela	—	4,888	—	4,888
Mexico	—	37,378	—	37,378
Uruguay	—	618	—	618
Paraguay	—	463	—	463
Bolivia	—	—	366	366
Chile	—	4,522	—	4,522

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total
Cuba	1	—	—	1
Peru	—	6,010	—	6,010

Total Latin America	2	67,546	373	67,921

Hong Kong	89	—	—	89
Japan	10	—	—	10
China	18	—	8	26
Singapore	10	—	—	10
India	2	—	—	2
South Korea	17	—	—	17
United Arab Emirates	3	—	—	3
Taiwan	7	—	—	7
Indonesia	2	—	—	2

Total Asia	158	—	8	166

Australia	2	—	—	2

Total Oceania	2	—	—	2

Total	27,535	102,259	4,998	134,792

As of December 31, 2015, we, through our various subsidiaries, had 137,968 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total
Spain	23,975	22	8,906	32,903
United Kingdom	161	—	—	161
France	84	—	—	84
Italy	55	—	23	78
Germany	46	—	—	46
Switzerland	—	125	—	125
Portugal	—	522	—	522
Belgium	32	—	—	32
The Netherlands (Holland)	—	246	—	246
Russia	3	72	—	75
Romania	—	1,187	—	1,187
Ireland	—	4	—	4
Luxembourg	—	—	3	3
Turkey	8	22,178	—	22,186

Total Europe	24,364	24,356	8,932	57,652

The United States	149	11,004	—	11,153

Argentina	—	5,974	—	5,974
Brazil	2	—	7	9
Colombia	—	7,257	—	7,257
Venezuela	—	5,233	—	5,233
Mexico	—	38,499	—	38,499
Uruguay	—	632	—	632
Paraguay	—	482	—	482
Bolivia	—	—	331	331
Chile	—	4,672	—	4,672

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total
Cuba	1	—	—	1
Peru	—	5,857	—	5,857

Total Latin America	3	68,606	338	68,947

Hong Kong	128	—	—	128
Japan	10	—	—	10
China	16	—	14	30
Singapore	10	—	—	10
India	2	—	—	2
South Korea	22	—	—	22
United Arab Emirates	3	—	—	3
Taiwan	7	—	—	7
Indonesia	2	—	—	2

Total Asia	200	—	14	214

Australia	2	—	—	2

Total Oceania	2	—	—	2

Total	24,718	103,966	9,284	137,968

As of December 31, 2014, we, through our various subsidiaries, had 108,770 employees. Approximately 87% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total
Spain	25,049	18	3,553	28,620
United Kingdom	163	—	—	163
France	80	—	—	80
Italy	53	—	26	79
Germany	47	—	—	47
Switzerland	—	131	—	131
Portugal	—	688	—	688
Belgium	34	—	—	34
Russia	3	—	—	3
Ireland	—	5	—	5
Luxembourg	—	—	3	3
Turkey	16	—	—	16

Total Europe	25,445	842	3,582	29,869

The United States	154	10,790	—	10,944

Argentina	—	5,655	—	5,655
Brazil	2	—	5	7
Colombia	—	6,678	—	6,678
Venezuela	—	5,363	—	5,363
Mexico	—	38,107	—	38,107
Uruguay	—	639	—	639
Paraguay	—	481	—	481
Bolivia	—	—	291	—
Chile	—	4,567	—	4,567
Cuba	1	—	—	1
Peru	—	5,958	—	5,958

Total Latin America	3	67,448	296	67,747

Country	BBVA	Bank subsidiaries	Non-bank subsidiaries	Total
Hong Kong	128	—	—	128
Japan	10	—	—	10
China	14	—	14	28
Singapore	9	—	—	9
India	3	—	—	3
South Korea	19	—	—	19
United Arab Emirates	2	—	—	2
Taiwan	7	—	—	7
Indonesia	1	—	—	1

Total Asia	193	—	14	207
Australia	3	—	—	3

Total Oceania	3	—	—	3

Total	25,798	79,080	3,892	108,770

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. On June 15, 2016, the XXIII collective bargain agreement was signed. This agreement became effective as of January 1, 2015 and is set to expire on December 31, 2018.

As of December 31, 2016, 2015 and 2014, we had 1,598, 1,507 and 869 temporary employees in our Spanish offices, respectively.

E. Share Ownership

As of March 24, 2017, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Francisco González Rodríguez	2,437,472	1,716,113	4,153,585	0.063
Carlos Torres Vila	285,592	—	285,592	0.004
Tomás Alfaro Drake	17,609	—	17,609	0.000
José Miguel Andrés Torrecillas	10,632	—	10,632	0.000
José Antonio Fernández Rivero	74,467	—	74,467	0.001
Belén Garijo López	—	—	—	—
José Manuel González-Páramo Martínez-Murillo	71,200	—	71,200	0.001
Sunir Kumar Kapoor	—	—	—	—
Carlos Loring Martínez de Irujo	58,311	—	58,311	0.001
Lourdes Máiz Carro	—	—	—	—
José Maldonado Ramos	38,761	—	38,761	0.001
Juan Pi Llorens	—	—	—	—
Susana Rodríguez Vidarte	26,390	1,008	27,398	0.000
James Andrew Stott (*)	—	—	—	—
TOTAL	3,020,434	1,717,121	4,737,555	0.072

(*)	In addition, James Andrew Stott indirectly owns 10,000 BBVA’s ADSs.

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of March 24, 2017 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Eduardo Arbizu Lostao	297,691	—	297,691	0.005
Domingo Armengol Calvo	104,539	—	104,539	0.002
Juan Asúa Madariaga	378,693	31,790	410,483	0.006
Ricardo Forcano García	37,316	—	37,316	0.001
Ricardo Gómez Barredo	50,000	—	50,000	0.001
Ricardo Enrique Moreno García	54,612	—	54,612	0.001
Eduardo Osuna Osuna	53,484	—	53,484	0.001
Cristina de Parias Halcón	151,169	—	151,169	0.002
Francisco Javier Rodríguez Soler	93,008	—	93,008	0.001
Jaime Sáenz de Tejada Pulido	280,639	—	280,639	0.004
Jorge Sáenz-Azcúnaga Carranza	80,624	—	80,624	0.001
Rafael Salinas Martínez de Lecea	160,329	18,187	178,516	0.003
José Luis de los Santos Tejero	198,753	23,279	222,032	0.003
Derek Jensen White	26,400	—	26,400	0.000

TOTAL	1,967,257	73,256	2,040,513	0.031

As of March 29, 2017 a total of 20,438 employees (excluding the members of the Senior Management and executive directors) owned 58,072,012 shares, which represented 0.88% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 29, 2017, no person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of December 31, 2016, there were 919,884 registered holders of BBVA’s shares, with an aggregate of 6,566,615,242 shares, of which 582 shareholders with registered addresses in the United States held a total of 1,019,225,582 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B. Related Party Transactions

Loans to Directors, Senior Management and Other Related Parties

As of December 31, 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. As of December 31, 2015 and 2014, the amount availed against loans by the Group’s entities to the members of the Board of Directors was €200 thousand and €235 thousand, respectively. As of December 31, 2016, 2015 and 2014 the amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €5,573 thousand €6,641 thousand and €4,614 thousand, respectively.

As of December 31, 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2015 the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000, and as of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors. As of December 31, 2016, 2015 and 2014 the amount availed against the loans to parties related to members of the Senior Management amounted to €98 thousand, €113 thousand and €291 thousand, respectively.

As of December 31, 2016, 2015 and 2014 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2016, the amount availed against guarantees arranged with members of the Senior Management totaled €28 thousand. As of December 31, 2015 and 2014 no guarantees had been granted to any member of the Senior Management.

As of December 31, 2016, 2015 and 2014 the amount availed against loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 thousand, €1,679 thousand and €419 thousand, respectively.

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

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2012 to 2016. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim				Third Interim			Final				Total
	€	$	€		$		€	$		€		$		€	$
2012	€0.100	$0.132	(	*)	(	*)	€0.100	$0.132		(	*)	(	*)	€0.200	$0.264
2013	€0.100	$0.138	(	*)	(	*)	—	—		(	*)	(	*)	€0.100	$0.138
2014	€0.080	$0.097	(	*)	(	*)	(*)	(*	)	(	*)	(	*)	€0.080	$0.097
2015	€0.080	$0.087	(	*)	(	*)	€0.080	$0.087		(	*)	(	*)	€0.160	€0.174
2016	€0.080	$0.084	(	*)	(	*)	€0.080	$0.084		(	*)	(	*)	€0.160	€0.169

(*)	In execution of the 2012, 2013, 2014, 2015 and 2016 “Dividend Option” schemes described under “Item 4. Information on the Company—Business Overview —Supervision and Regulation—Dividends” approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

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

While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors.

As described under “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Dividends”, the annual shareholders’ general meeting held on March 17, 2017 passed a resolution adopting a capital increase to be charged to voluntary reserves for the implementation during 2017 of a “Dividend Option” on similar terms to those implemented since 2011. In accordance with its current dividend policy, BBVA’s subsequent dividends are expected to be paid in cash.

The “Dividend Option” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued ordinary shares of the Bank, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip, as applicable) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.

BBVA may not pay dividends except out of its annual results and its unrestricted reserves available for the payment of dividends, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2016, BBVA had approximately €9.5 billion of reserves in excess of applicable capital and reserve requirements.

Legal Proceedings

As mentioned in “Item 3. Key Information—Risk Factors—Risks Relating to Us and Our Business—The Group is party to lawsuits, tax claims and other legal proceedings”, we operate in an increasingly regulated and litigious environment with a potential exposure to liability and other costs, which may not be easy to estimate. In this environment, the entities of the Group are party to legal actions, arising from the ordinary course of business, in a number of jurisdictions (including, among others, Spain, Mexico and the United States). While we cannot predict the outcome of these proceedings, according to the procedural status of these proceedings and our assessment of these matters, BBVA believes that, except as described below with respect to mortgage “floor” clauses, none of such proceedings, individually or in the aggregate, if resolved adversely, would result in a material adverse effect on the Group’s financial position, results of operations or liquidity. The Group’s management believes that adequate provisions have been made in respect of such legal proceedings, and considers that the possible contingencies that may arise from such ongoing lawsuits are not material.

“Floor” Clauses

On May 9, 2013, the Spanish Supreme Court issued a definitive ruling, rendered on a collective claim brought against BBVA among others, proclaiming the invalidity of “floor” clauses limiting the interest rates in mortgage loans with consumers (commonly referred to as “cláusulas suelo”) provided such clauses did not comply with certain requirements of material transparency set forth in the referred ruling. The Spanish Supreme Court also ruled that there were no grounds for the refund of the amounts collected by the lenders pursuant to those clauses prior to May 9, 2013.

In compliance with this ruling and as communicated to the market on June 12, 2013, BBVA eliminated or deprived of effect “floor” clauses in all mortgage loans with consumers since May 9, 2013.

Following the ruling of the Spanish Supreme Court, the Provincial Court of Alicante asked the Court of Justice of the European Union (the “CJEU”) to determine whether the limited retroactivity of the decision of the Spanish Supreme Court (which, as indicated above, had no impact on amounts collected by the lenders pursuant to “floor” clauses prior to May 9, 2013) was compatible with Council Directive 93/13/EEC of April 5, 1993, on unfair terms in consumer contracts (“Directive 93/13/EEC”). In July 2016, while the CJEU decision was still pending, BBVA estimated that the maximum amount subject to any potential claims, should the CJEU decide that the Supreme Court of Spain’s decision was not compatible with Directive 93/13/EEC, would be approximately €1.2 billion, indicating that the actual impact would probably be lower, based on past experiences.

On December 21, 2016, the CJEU’s decision was published. In its judgment, the CJEU stated that national case law setting time limits for the refund of amounts arising from the invalidity of an unfair term in a contract is contrary to Article 6(1) of Directive 93/13/EEC.

In connection with the preparation of its consolidated financial statements for the year ended December 31, 2016, BBVA analyzed as of the relevant balance sheet date its portfolio of mortgage loans to consumers in which there were “floor” clauses and recorded a provision of €577 million to cover the contingencies that may arise in connection with claims related to the legality of such clauses. This provision may be revised in future periods based on the evolution of such claims and other facts and circumstances as of the related reporting date.

On December 21, 2016, the CJEU’s decision was published. In its judgment, the CJEU stated that national case law setting time limits for the refund of amounts arising from the invalidity of an unfair term in a contract is contrary to Article 6(1) of Directive 93/13/EEC.

In connection with the preparation of its consolidated financial statements for the year ended December 31, 2016, BBVA analyzed as of the relevant balance sheet date its portfolio of mortgage loans to consumers in which there were “floor” clauses and recorded a provision of €577 million to cover the contingencies that may arise in connection with claims related to the legality of such clauses. This provision may be revised in future periods based on the evolution of such claims and other facts and circumstances as of the related reporting date.

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

As of December 31, 2016, State Street Bank and Trust Co., The Bank of New York Mellon, SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 11.74%, 5.18% and 7.04% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System:

	Euro per Share
	High	Low
Fiscal year ended December 31, 2012
Annual	7.30	4.43
Fiscal year ended December 31, 2013
Annual	9.33	6.24
Fiscal year ended December 31, 2014
Annual	9.93	7.72
Fiscal year ended December 31, 2015
Annual	9.73	6.71
First Quarter	9.56	7.32
Second Quarter	9.73	8.79
Third Quarter	9.40	7.33
Fourth Quarter	8.19	6.71
Fiscal year ended December 31, 2016
Annual	6.76	4.76
First Quarter	6.64	5.24
Second Quarter	6.76	4.76
Third Quarter	5.75	4.79
Fourth Quarter	6.61	5.29
Month ended October 31, 2016	6.61	5.29
Month ended November 30, 2016	6.49	5.73
Month ended December 31, 2016	6.55	5.79
Fiscal year ended December 31, 2017
Month ended January 31, 2017	6.57	6.09
Month ended February 28, 2017	6.42	5.97
Month ended March 31, 2017 (through March 24, 2017)	7.21	6.36

From January 1, 2016 through December 31, 2016 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.000% and 0.756%, calculated on a daily basis. As of February 16, 2017, the percentage of outstanding shares held by BBVA and its affiliates was 0.255%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADR
	High	Low
Fiscal year ended December 31, 2012
Annual	9.72	5.34
Fiscal year ended December 31, 2013
Annual	12.78	8.22
Fiscal year ended December 31, 2014
Annual	13.54	9.39
Fiscal year ended December 31, 2015
Annual	10.65	7.33
First Quarter	10.36	8.44
Second Quarter	10.65	9.76
Third Quarter	10.34	8.20
Fourth Quarter	9.16	7.33
Fiscal year ended December 31, 2016
Annual	7.63	5.30
First Quarter	7.32	5.97
Second Quarter	7.63	5.30
Third Quarter	6.46	5.33
Fourth Quarter	7.21	5.92
Month ended October 31, 2016	7.21	5.92
Month ended November 30, 2016	7.20	6.05
Month ended December 31, 2016	6.89	6.16
Fiscal year ended December 31, 2017
Month ended January 31, 2017	6.98	6.54
Month ended February 28, 2017	6.81	6.40
Month ended March 31, 2017 (through March 24, 2017)	7.77	6.70

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2016, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Laws 32/2011 and 11/2015 amended the Spanish Securities Market Act and Royal Decree 878/2015 replaced Royal Decree 116/1992 from February 3, 2016, introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions so as to allow post-trading Spanish systems to integrate into the TARGET2 System (TARGET2). The project to reform Spain’s clearing, settlement and registry system and connect it to the TARGET2 System (the “Reform”) has introduced significant changes that affect all classes of securities and all post-trade activities.

The Reform is being implemented in two phases:

(1)	The first phase took place from April 27, 2016 and involved setting up a new system for equities including all the changes envisaged in the Reform, encompassing the incorporation of central counterparty clearing (to be performed by, among others, BME Clearing, S.A.U.) in post-trading whose design must be compatible with the TARGET2 System (including with respect to messages, account structure, definition of operations, etc.). Accordingly, the SCLV (Servicio de Compensación y Liquidación de Valores) platform was discontinued.

The T+3 settlement cycle for trades executed in trading venues, affecting mainly equities, was reduced to

T+2 from October 2016, in line with what is set forth in European Regulation 909/2014, of July 23 on improving securities settlement in the European Union and on Central Securities Depositories.

The CADE platform will continue to operate unchanged until the last quarter of 2017, and cash settlements in the new system will continue to be made through the TARGET2-Bank of Spain cash accounts.

(2)	The second phase will be implemented once Iberclear is connected to the TARGET2 System, scheduled for the last quarter of 2017. At that time, fixed-income securities will be transferred to the new system, and CADE will be discontinued.

Equities will also be settled in accordance with the procedures and time periods of the TARGET2 System, so that the interim settlement procedure followed in the first phase will be discontinued.

The second phase will entail unifying the registry and settlement approach for both equities and fixed-income securities.

The latest amendments to Iberclear’s Rulebook reflecting the Reform have been officially published in the Spanish Official Gazette (May 3 and August 18, 2016) while each Spanish Stock Exchange has approved its respective new rulebook.

The following paragraphs exclusively address issues relating to the securities settlement system managed by Iberclear before the Reform is implemented for securities listed on the Spanish Stock Exchanges (the “SCLV system”).

Under Law 41/1999 and Royal Decree 878/2015 (which replaced Royal Decree 116/1992 on February 3, 2015), transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear and its participants (each an entidad participante), through the SCLV system. Only Iberclear participants to this equity securities settlement system are entitled to use it, with participation restricted to authorized members of the Spanish Stock Exchanges (for whom participation was compulsory until March 2007), the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish Stock Exchanges, banks, savings banks and foreign clearing and settlement systems. BBVA is currently a participant in Iberclear. Iberclear and its participants are responsible for maintaining records of purchases and sales under the book-entry system. In order to be listed, shares of Spanish companies must be held in book-entry form. Iberclear, maintains a “two-step” book-entry registry reflecting the number of shares held by each of its participants as well as the amount of such shares held on behalf of beneficial owners. Each participant, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the participant appearing in the records of Iberclear as holding the relevant shares in its own name, or

•	the investor appearing in the records of the participant as holding the shares.

According to Iberclear’s Rulebook, members of the Spanish Stock Exchanges who do not want to hold Iberclear participant status need to appoint an Iberclear participant who will be responsible for the clearing and settlement of their trades.

Obtaining legal title to shares of a company listed on a Spanish Stock Exchange requires the participation of a Spanish broker-dealer, bank or other entity authorized under Spanish law to record the transfer of shares in book-entry form in its capacity as Iberclear participant for the equity securities settlement system. To evidence title to shares, at the owner’s request the relevant participant entity must issue a certificate of ownership. In the event the owner is a participant entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the participant entity’s own name.

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

On April 12, 2007, the Spanish Congress approved Law 6/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Regarding the transparency of listed companies, Law 6/2007 amended the reporting requirements and the disclosure regime, and established changes in the supervision system. On the takeover bids side, Law 6/2007 has established the cases in which a company must launch a takeover bid and the ownership thresholds at which a takeover bid must be launched. It also regulates conduct rules for the board of directors of target companies and the squeeze-out and sell-out when a 90% of the share capital is held after a takeover bid. Additionally, Law 6/2007 was further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities, which was subsequently amended (see “— Trading by the Bank and its Affiliates in the Shares”).

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

Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and its implementing regulations entered into force on July 3, 2016, involving a number of changes for BBVA as a listed issuer, including in relation to areas such as disclosure of inside information to the market, maintenance of insider lists and disclosure of restrictions on dealings by directors and persons discharging managerial responsibilities.

Royal Decree 1362/2007 was amended in 2015 in order to, among other matters, include some changes to the reporting requirements applicable to major shareholdings. In particular, cash settled instruments creating long positions on underlying listed shares shall be disclosed if the specified shareholding threshold is reached or exceeded; cash holdings and holdings as a result of financial instruments shall be aggregated for disclosure purposes and a disclosure exemption for shareholding positions held by financial entities in their trading books is available.

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

Tax Requirements

According to Law 10/2014, an issuer’s parent company (credit entity or listed company) is required, on an annual basis, to provide the Spanish tax authorities with the following: (i) disclosure of information regarding those investors with Spanish Tax residency obtaining income from securities and (ii) the amount of income obtained by them in each period.

B. Plan of distribution

Not Applicable.

C. Mark ets

See “Item 9. The Offer and Listing”.

D. Selling Shareholders

Not Applicable.

E. Dilut ion

Not Applicable.

F. Expe nses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Spanish law and BBVA’s Bylaws are the main sources of regulation affecting the Company. All rights and obligations of BBVA’s shareholders are contained in BBVA’s Bylaws and in Spanish law. Pursuant to Royal Decree 84/2015 of February 13, implementing Law 10/2014, amendments of the Bylaws of a bank are subject to notice or prior authorization of the Bank of Spain.

Registry and Company’s Objects and Purposes

BBVA is registered with the Commercial Registry of Vizcaya (Spain). Its registration number at the Commercial Registry of Vizcaya is volume 2,083, Company section folio 1, sheet BI-17-1, 1st entry. Its corporate purpose is to engage in all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it that are permitted or not prohibited by prevailing provisions and ancillary activities. Its corporate purpose also includes the acquisition, holding, utilization and divestment of securities, public offerings to buy and sell securities, and any kind of holdings in any company or enterprise. BBVA’s corporate purpose is contained in Article 3 of BBVA’s Bylaws.

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our Bylaws. Also, our Board Regulations govern the internal procedures and the operation of the Board of Directors and its Committees and directors’ rights and duties as described in their charter. The referred Board Regulations limit a director’s right to vote on a proposal, arrangement or contract in which the director is materially interested and require retirement of directors at a certain age. Directors are not required to hold shares of BBVA in order to be appointed as such. In relation to executive directors, please see “Item 6. Directors, Senior Management and Employees-Compensation” regarding their share-based compensation.

Lastly, the Board Regulations contain a series of ethical standards. For more information please see “Item 6. Directors, Senior Management and Employees”.

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

Once the allocation requirements established by law and in our Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. Shareholders will participate in the distribution of earnings in proportion to their capital paid-up. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their capital paid-up in any distribution of net assets resulting from our liquidation. For more information regarding dividends see “Item 4. Information on the Company – Business Overview – Supervision and Regulation – Dividends”.

Each voting share will confer the right to one vote on the holder present or represented at the general shareholders’ meeting. However, unpaid shares with respect to which a shareholder is in default of the resolutions of the Board of Directors relating to their payment will not be entitled to vote. Our Bylaws contain no provisions regarding cumulative voting.

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

General shareholders’ meetings may be annual or extraordinary. The annual general shareholders’ meeting is held within the first six months of each year. It will give approval, among other things and where applicable, to the corporate management of the Company and the financial statements for the previous year and resolve as to the allocation of profits or losses. Extraordinary general shareholders’ meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of general shareholders’ meetings.

General shareholders’ meetings will be called at the initiative of and according to the agenda determined by the Board of Directors, whenever it deems necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws, or upon the request of one or several shareholders representing at least three percent of our share capital.

Our general shareholders’ meeting Regulations establish that annual and extraordinary general shareholders’ meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (“BORME”) or one of the most widely disseminated daily newspapers in Spain within the notice period required by law, as well as being disseminated on the CNMV (the Spanish Securities Market Commission) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The Company’s general shareholders’ meetings may be attended by anyone owning the minimum number of shares established in our Bylaws (500), provided that their holding is registered in the corresponding accounting records five days before the meeting is scheduled and that they keep at least that same number of shares until the meeting is held. Holders of fewer shares may group together until they make up at least that number, appointing a representative.

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

In these cases, resolutions may only be approved with the vote of the absolute majority of the shares if at least 50% of the voting capital is present or represented at the general shareholders’ meeting. If the voting capital present or represented at the meeting at second summons is less than 50% (but over 25%), then resolutions may only be adopted by two-thirds of the shares present or represented.

Additionally, our Bylaws state that, in order to adopt resolutions approving the replacement of the corporate purpose, the transformation, total spin-off, the winding up of BBVA and amending that paragraph of the relevant article of our Bylaws, two-thirds of the subscribed voting capital must attend the general shareholders’ meeting at first summons, or 60% of that capital at second summons.

Restrictions on the Ownership of Shares

Our Bylaws do not provide for any restrictions on the ownership of our ordinary shares. Spanish law, however, provides for certain restrictions which are described below under “— Exchange Controls—Restrictions on Acquisitions of Shares”.

Restrictions on Foreign Investments

The Spanish Stock Exchanges are open to foreign investors. Investments in shares of Spanish companies by foreign entities or individuals may be freely executed but require the notification to the Spanish Foreign Investment Authorities for administrative statistical and economical purposes. See “— Exchange Controls”. In addition, they are subject to certain restrictions and requirements which are also applicable to investments by domestic entities or individuals.

Current Spanish regulations provide that foreign investors may freely transfer out of Spain any amounts of invested capital, capital gains and dividends subject to applicable taxes. See “— Exchange Controls”.

C. Material Contracts

Shareholders’ Agreement in Connection with Garanti

On November 1, 2010, in connection with the acquisition of our initial stake in Garanti, we entered into a shareholders’ agreement with Doğuş, which was subsequently amended and restated on November 19, 2014. The amended and restated shareholders’ agreement ceased to be in effect upon the closing, on March 22, 2017, of our acquisition of an additional 9.95% stake in Garanti.

While the amended and restated shareholders’ agreement allowed BBVA to appoint the Chairman of Garanti’s board of directors, the majority of its members and Garanti’s CEO, it also provided for a list of reserved matters which had to be implemented or approved (either at a meeting of the shareholders or of the board) with each party’s consent. For example, Doğuş’ consent was necessary to approve any decisions in connection with the disposal or discontinuance of, or material changes to, any line of business or business entity within the Garanti group that had a value in excess of 25% of the Garanti group’s total net assets, in one financial year. In addition, the amended and restated shareholders’ agreement provided for certain rights of first offer, tag-along rights and a lock-up period in respect of Garanti shares owned by Doğuş. Moreover, the parties agreed to seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they held a certain stake in Garanti.

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

Restrictions on Acquisitions of Shares

Pursuant to Spanish Law 10/2014, any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 16 of the aforementioned Law 10/2014) or to directly or indirectly increase its holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or exceed 20%, 30% or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

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

Tender Offers

The Spanish legal regime concerning takeover bids, which reflects the related EU regulation (mainly Directive 2004/25/EC), is set forth in Royal Decree 4/2015, of October 23, approving the restated text of the Securities Market Act, and Royal Decree 1066/2007, of July 29, on takeover bids.

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

Taxation of Dividends

Under Spanish law, cash dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source at a 19% tax rate. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (applying a withholding tax rate of 19%), transferring the resulting net amount to the depositary.

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

Scrip Dividend

As described under “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Dividends—Scrip Dividend”, the BBVA annual shareholders’ general meeting held on March 17, 2017, passed a resolution adopting a capital increase to be charged to voluntary reserves for the implementation of a “Dividend Option” during 2017. This remuneration scheme offers the shareholders the possibility of electing how they would like to receive their remuneration: in cash or in newly issued ordinary shares.

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

1. Until December 31, 2016:

For purposes of the Spanish Non-Residents’ Income Tax, when the transaction is carried out without a permanent establishment, the amount obtained from the transfer of the rights of free allocation on the market will be subject to the same tax treatment as pre-emptive subscription rights. Accordingly, for tax purposes, the amount obtained from the transfer of the rights of free allocation is subtracted from the acquisition value of the shares from which these rights originate, pursuant to article 37.1.a) of Law 35/2006, of November 28, on Personal Income Tax (Ley del Impuesto sobre la Renta de las Personas Físicas—From January 1, 2017, article 37.1.a) of Law 35/2016 has been modified (by virtue of Sixth Final Disposition, Law 26/2014)), which partially amends the Acts on Corporate Income Tax, Non-Residents’ Income Tax and Wealth Tax.

Thus, only if the amount obtained from the aforementioned transfer exceeds the acquisition value of the shares from which they originate, will the difference be considered a capital gain for the transferor in the tax period in which the transfer takes place.

2. From January 1, 2017:

For purposes of the Spanish Non-Residents Income Tax, when the transaction is carried out without a permanent establishment, the amount obtained from the transfer of the rights of free allocation on the market will be considered a capital gain for the transferor in the tax period in which the transfer takes place. Such amount will be subject to a withholding tax rate of 19%.

c)	To transfer all or some of their rights of free allocation to BBVA under the purchase commitment assumed by the Bank. The tax treatment applicable to the amount obtained in the transfer to the Company of the rights of free allocation due to the shareholders’ status as such, will be equivalent to the tax treatment applicable to dividends directly distributed in cash and, consequently, such amount will be subject to the corresponding withholding tax (currently, 19%).

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 19% tax rate, on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

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

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADSs upon death or by gift to individuals are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the transferee. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate for individuals, after applying all relevant factors, ranges between approximately 7.65% and 81.6% under Spanish Law 29/1987. After determining the tax rate, some multipliers, that range from 1.0 to 2.4, are applied in order to assess the tax due. Those multipliers take into account the preexisting wealth of the inheritor / donee, and the kinship with the deceased / donor.

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

U.S. Tax Considerations

The following summary describes material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. The summary applies only to U.S. Holders that are eligible for the benefits of the Treaty (in each case, as defined under “Spanish Tax Considerations” above) and that hold ADSs or ordinary shares as capital assets for tax purposes and does not address all of the tax consequences, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences that may be relevant to holders subject to special rules, such as:

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by future actions that may be taken by such parties.

This discussion assumes that BBVA is not, and will not become, a passive foreign investment company (“PFIC”) (as discussed below).

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of BBVA’s capital stock) will be includible in the income of a U.S. Holder as ordinary income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will generally be treated as foreign-source dividend income and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable as “qualified dividend income” and therefore will be taxable at favorable rates applicable to long-term capital gains. U.S. Holders should consult their own tax advisors to determine the availability of these favorable rates in their particular circumstances.

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

A scrip dividend (such as a dividend distributed under the “Dividend Option” program, described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends—Scrip Dividend”) will be taxed in the same manner as a distribution of cash, regardless of whether a U.S. Holder elects to receive the dividend in shares rather than cash. If the U.S. Holder elects to receive the dividend in shares, the U.S. Holder will be treated as having received a distribution equal to the U.S. dollar fair market value of the shares on the date of distribution. The U.S. Holder’s tax basis in such shares received will be equal to the U.S. dollar fair market value of the shares on the date of distribution and the holding period for such shares will begin on the day following the distribution.

Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations–Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, the U.S. Holder may, at its election, deduct such Spanish taxes in computing its U.S. federal taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2016 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable for that taxable year, and an interest charge would be imposed on the amount of tax allocated to such taxable year. The same treatment would apply to any distribution received by a U.S. Holder on its ordinary shares or ADSs to the extent that such distribution exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADSs, whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.

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

Certain U.S. Holders who are individuals or entities closely-held by individuals may be required to report information relating to securities of non-U.S. companies, or accounts through which they are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of ordinary shares or ADSs.

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

We believe the metrics developed to control and monitor market risk in the BBVA Group are aligned with best practices in the market, and they are implemented consistently across all the local market risk units.

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

Headings of the balance sheet subject to VaR measurement

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2016 in which there is a market risk in trading activity subject to this measurement.

	Main market risk metrics
	VaR	Other metrics(*)
	(In millions of Euros)
Assets subject to market risk
Financial assets held for trading	64,623	1,480
Available for sale financial assets	7,119	28,771
Of which:	—	3,559
Hedging derivatives	1,041	1,415
Liabilities subject to market risk
Financial liabilities held for trading	47,491	2,223
Hedging derivatives	1,305	689

(*)	Includes mainly assets and liabilities managed by ALCO.

Although the table above provides information on the financial positions subject to market risk, such information is provided for information purposes only and does not reflect how market risk in trading activity is managed.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the Banco Bilbao Vizcaya Argentaria S.A. and BBVA Bancomer trading book, which jointly account for around 66% of the Group’s trading-book market risk. For the rest of the geographical areas (mainly South America subsidiaries, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in Banco Bilbao Vizcaya Argentaria S.A., BBVA Bancomer, BBVA Chile, BBVA Colombia, BBVA Compass and Garanti.

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

In the case of South America subsidiaries (except BBVA Chile and BBVA Colombia), a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•	VaR-: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (including interest rates, exchange rates, equity risk and credit spread). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•	Specific Risk- Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The specific capital risk by IRC is a charge exclusively used in the geographical areas with the internal model approved (Banco Bilbao Vizcaya Argentaria S.A. and BBVA Bancomer). The capital charge is determined according to the associated losses (calculated at a 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to the rating migration and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

•	Specific Risk- Securitization and correlation portfolios. Capital charges for securitizations and the correlation portfolios are assessed based on the potential losses associated with the rating level of a specific credit structure (rating). Both are calculated by the standard method. The scope of the correlation portfolios refers to the FTD-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the assessed positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2016

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During 2016 the average VaR was €29 million, above the 2015 figure of €24 million, with a high on January 28, 2016 of €38 million. The evolution in the BBVA Group’s market risk during 2016, measured as VaR without smoothing with a 99% confidence level and a one-day horizon (shown in millions of euros) was as follows.

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 58% of the total at the end of 2016 (this figure includes the spread risk). The relative weight has increased compared with the close of 2015 (48%). Exchange-rate risk accounted for 13%, decreasing its proportion with respect to December 31, 2015 (21%), while equity, volatility and correlation risk decreased, with a weight of 29% at the close of 2016 (compared to 32% at the close of 2015).

As of December 31, 2016, 2015 and 2014 the balance of VaR was €26 million, €24 million and €25 million respectively. These figures can be broken down as follows:

Risk	December 31, 2016	December 31, 2015	December 31, 2014
	(In Millions of Euros)
Interest/Spread risk	29	21	30
Currency risk	7	9	5
Stock-market risk	2	3	2
Vega/Correlation risk	12	11	7
Diversification effect(*)	(24)	(20)	(20)
Total	26	24	25
VaR average in the period	29	24	23
VaR max in the period	38	30	28
VaR min in the period	23	21	20

(*)	The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the internal market risk model

The internal market risk model is validated on a regular basis by backtesting in both Banco Bilbao Vizcaya Argentaria S.A. and BBVA Bancomer.

The aim of backtesting is to validate the quality and precision of the internal market risk model used by the BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the internal market risk model.

These tests showed that the internal market risk model of both Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer is adequate and precise.

Two types of backtesting have been carried out during the year 2016:

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

During 2016, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained with the risk level estimated by the internal VaR calculation model. At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the “green” zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

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

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on a resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until the date of the assessment), a simulation is performed by resampling of historic observations, generating a distribution of losses and gains that serve to analyze the most extreme of births in the selected historical window. The advantage of this resampling methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a greater richness of information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) there is flexibility in the inclusion of new risk factors and c) it allows the introduction of a lot of variability in the simulations (desirable for considering extreme events).

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

ALCO monitors the interest-rate risk metrics and the Finance department carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance sheets and for BBVA Group as a whole and complying with current and future regulatory requirements.

BBVA’s structural interest-rate risk management control and monitoring is based on a set of metrics and tools aimed to enabling the entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (“IaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking books’ interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted at least on an annual basis, to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of average sensitivities of net interest income and value of the main regions where the BBVA Group operated in 2016:

	Impact on Net Interest Income (*)		Impact on Economic Value(**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe (***)	14.12%	(7.09)%	4.90%	(3.62)%
Mexico	2.13%	(2.02)%	(4.42)%	2.55%
USA	8.91%	(8.30)%	0.41%	(7.57)%
Turkey	(6.64)%	4.64%	(2.78)%	3.84%
South America	2.40%	(2.41)%	(2.82)%	3.04%
BBVA Group	4.15%	(2.89)%	2.69%	(2.47)%

(*)	Percentual impact of “1 year” net interest income forecast for each unit.
(**)	Percentual impact of core capital for each unit.
(***)	In Europe downward movement allowed until more negative level than current rates.

In 2016 monetary policy in Europe has remained expansionary, which pushed interest rates lower, towards more negative levels in short term rates. In the United States, the Federal Reserve’s reference interest rate slowly continued the upward cycle initiated in 2015. While in Mexico, the upward interest rates cycle has intensified given the Mexican peso evolution and the country’s inflation prospects, setting the rates at their highest levels since 2009. In Turkey, the weakness of the Turkish lira has led to a rise in rates in the last quarter of 2016 following declines in the first three quarters. The main economies of South America appear to have completed the cycle of increases initiated at the end of 2015.

The BBVA Group in all its Balance Sheet Management Units (“BSMUs”) maintains a positive sensitivity in its net interest income to an increase in interest rates. The emerging market of Turkey, helps to diversify the Group’s net exposure due to the opposite direction of its position on Europe. Relatively higher sensitivities in the net interest income, are observed in mature markets (Europe and the United States), where, the negative sensitivity in their net interest income to decreases in interest rates is limited by the plausible downward trend in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In the BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Assets and Liabilities Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s capital, CET1 ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in currency exchange rates and their correlations.

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

As for the market, in 2016, it is noteworthy the U.S. dollar was strong, boosted by higher yields, and the outperformance of the currencies of some countries in the Andean area in South America, while the Mexican peso and Turkish lira depreciated against the U.S. dollar, affected by higher uncertainty and concerns about the growth in those economies.

The Group’s structural exchange-rate risk exposure level decreased since the end of 2015 mostly due to increased hedging, focused on the Mexican peso and the Turkish lira, intended to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro. The risk mitigation level in the Bank’s capital ratio due to the book value of BBVA Group’s holdings in foreign emerging market currencies stood at around 70% and, as of the end in 2016, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency was as follows: U.S. dollar +1.2 bps; Mexican peso -0.2 bps; Turkish Lira -0.2 bps; other currencies: -0.3 bps. On the other hand, hedging of emerging-currency denominated earnings of 2016 stood at 47%, concentrated in Mexican peso and the Turkish lira.

Structural equity risk

The Group’s exposure to structural equity risk stems mainly from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

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

European stock markets underperformed in 2016, while the main U.S. stock exchange indices reached historical maximum levels. Stock price volatility increased in 2016, and there was an initial shock in the financial markets after the Brexit referendum vote in the United Kingdom, due to the policy uncertainty that this process entails and its potential impact on Eurozone growth expectations. These effects led to a deterioration of capital gains accumulated in the BBVA Group’s equity portfolios as of the end of June, although such portfolios generally recovered as the main equity indices have recovered pre-Brexit levels.

Structural equity risk, measured in terms of economic capital, has decreased in 2016 as a result of the reduction of the stake in CNCB, along with lower positioning in some sectors.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This aims to check that the risks are limited and that the tolerance levels set by the Group are not at risk.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio stood at around -€38 million as of December 31, 2016. This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlyings.

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

Category	Depositary Actions	Associated Fee / By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)

(b) Receiving or distributing dividends	Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities	Not applicable

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable

Category	Depositary Actions	Associated Fee / By Whom Paid
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

•    reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2016, the Depositary reimbursed us $1,289 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2016.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2016
(In Thousands of Dollars)
NYSE Listing Fees	191.2
Investor Relations Marketing	438.2
Professional Services	525.6
Annual General Shareholders’ Meeting Expenses	120.1
Other	13.9

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2016, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Head of Accounting & Supervisors, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, BBVA’s Group Executive Chairman, Chief Executive Officer and Head of Accounting & Supervisors concluded, that BBVA’s disclosure controls and procedures are effective at a reasonable assurance level in ensuring that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Head of Accounting & Supervisors, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – 2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”)—Based on this assessment, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on those criteria.

In May 2013, COSO published an updated version of its Internal Control Integrated – Framework. This framework provides broader guidelines and clarifies the requirements for determining what constitutes effective internal control. After the analysis of the updated version, no significant changes have been implemented in the internal control model.

Our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group”—Note 3) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and our report dated March 31, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte S.L.

Madrid, Spain

March 31, 2017

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

	Year ended December 31,
Services Rendered	2016	2015
	(In Millions of Euros)
Audit Fees(1)	26.5	25.8
Audit-Related Fees(2)	3.4	4.3
Tax Fees(3)	0.3	0.9
All Other Fees(4)	1.0	1.6

Total	31.2	32.6

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. and its worldwide affiliates in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. and its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.
(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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

The pre-approval policy is as follows:

1.	The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.	In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit and Compliance Committee.

3.	The Chairman of the Audit and Compliance Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit and Compliance Committee of such decision at the Committee’s next meeting.

4.	The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit and Compliance Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2016	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit) in Euros	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	22,443,607	6.15	—	—
February 1 to February 28	40,511,508	5.64	—	—
March 1 to March 31	21,701,337	6.24	—	—
April 1 to April 30	64,126,561	4.00	—	—
May 1 to May 31	16,855,591	5.63	—	—
June 1 to June 30	30,601,784	5.23	—	—
July 1 to July 31	18,165,926	5.09	—	—
August 1 to August 31	13,628,725	5.12	—	—
September 1 to September 30	52,005,782	4.06	—	—
October 1 to October 31	39,087,086	6.04	—	—
November 1 to November 30	44,254,640	6.15	—	—
December 1 to December 31	16,468,392	6.60	—	—

Total	379,850,939	5.27	—	—

During 2016, we sold a total of 411,537,817 shares for an average price of €5.50 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 28, 2016, we announced that the Board of Directors selected KPMG Auditores, S.L. to be the independent registered public accounting firm of Banco Bilbao Vizcaya Argentaria, S.A. and of the BBVA Group for the 2017, 2018 and 2019 fiscal years. Such selection and change of independent registered public accounting firm was adopted at the proposal of the Audit and Compliance Committee. This selection was approved by the shareholders at the annual shareholders’ meeting held on March 17, 2017. Accordingly, Deloitte, S.L. was not re-elected for another term and, on March 17, 2017, it was dismissed as our independent registered public accounting firm.

The report of Deloitte, S.L. on our financial statements for the years ended December 31, 2016 and 2015 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2016 and 2015 and any subsequent interim period preceding such dismissal with Deloitte, S.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to Deloitte, S.L. and requested that Deloitte, S.L. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated March 31, 2017, is filed as an exhibit to this Annual Report.

Further, in the two years prior to December 31, 2016, we have not consulted with KPMG Auditores, S.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the BBVA Group; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

Likewise, Law 10/2014, which completes the transposition of CRD IV into Spanish legislation, includes rules on corporate governance, among others, as regards board committees and their membership, establishing that the remuneration committee, the appointments committee and risk committee shall be composed of non-executive directors and at least one third of their members shall be independent and, in any event, the Chairman of these committees shall also be an independent director.

Moreover, pursuant to the Good Governance Code for Listed Companies of the CNMV, which includes non-binding recommendations applicable to listed companies in Spain, under the comply or explain principle: (i) independent directors must represent, at least, half of the total board members; (ii) the majority of the members of the audit committee and the appointments and remuneration committee must be independent; and (iii) companies with high market capitalization must have two separate committees, an appointments committee and a remuneration committee.

Pursuant to article 1 of our Board Regulations, BBVA considers that independent directors are non-executive directors appointed for their personal and professional background who can perform their duties without being constrained by their relations with the Company or its Group, its significant shareholders or its executives. Directors cannot be deemed independent if they:

a)	have been employees or executive directors in Group companies, unless three or five years have elapsed, respectively since they ceased as employees or executive directors, as the case may be;

b)	receive from the Company or its Group entities, any amount or benefit for an item other than remuneration for their directorship, except where the sum is insignificant and expect further for dividends or pension supplements that a director may receive due to a former professional or employment relationship, provided these are unconditional and, consequently, the company paying them may not at its own discretion, suspend, amend or revoke their accrual unless there has been a breach of duty;

c)	are partners of the external auditor or in charge of the audit report or have been so in the last three years, whether the audit in question was carried out on the Company or any other Group entity;

d)	are executive directors or senior managers of another company in which a Company’s executive director or senior manager is an external director;

e)	maintain any significant business relationship with the Company or with any Group company or have done so over the last year, either in their own name or as a significant shareholder, director or senior manager of a company that maintains or has maintained such a relationship. Business relationship here means any relationship as supplier of goods or services, including financial goods or services, and as advisor or consultant;

f)	are significant shareholders, executive directors or senior managers of any entity that receives, or has received over the last three years, donations from the Company or its Group. Those persons who are merely trustees in a foundation receiving donations shall not be deemed to be included under this letter;

g)	are spouses, or spousal equivalents or related up to second degree of kinship to an executive director or senior manager of the Company;

h)	have not been proposed by the Appointments Committee for appointment or renewal;

i)	have held a directorship for a continuous period of more than 12 years; or

j)	are related to any significant shareholder or shareholder represented on the Board of Directors under any of the circumstances described under letters (a), (e), (f) or (g) above. In the event of kinship relationships mentioned in letter (g), the limitation will apply not only with respect to the shareholder, but also with respect to their proprietary directors in the company in which the shareholder holds an interest.

Directors who hold shares in the Bank may be considered independent provided they comply with the above conditions and their shareholding is not legally considered to be significant.

As of the date of this Annual Report, our Board of Directors has a large number of non-executive directors and seven out of the 14 members of our Board are independent under the definition of independence described above, which is in line with the definition provided by the Spanish Corporate Enterprises Act.

In addition, our Audit and Compliance Committee is composed exclusively of independent directors, who are not members of the Bank’s Executive Committee and the Committee chairman has experience in accounting, auditing and risk management, in accordance with the specific regulations of the Audit and Compliance Committee. Our Risk Committee is composed exclusively of non-executive directors, and also, in accordance with the Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, being the majority of them (including their chairman) independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a Committee with oversight functions meets, since these Committees are comprised solely of non- executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by the law and in Article 5 ter of our Board of Directors Regulations. In addition, our independent directors meet outside the presence of our executive directors as often as they deem fit, and usually prior to meetings of the Board of Directors or its Committees.

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. For information with respect to BBVA’s code of business conduct and ethics see “Item 16 B. Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Please see pages F-1 through F-260.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation).

8.1	Consolidated Companies Composing Registrant (see Appendix I to X to our Consolidated Financial Statements included herein).

10.1	Amended and Restated Shareholders’ Agreement entered into between the Company Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştirma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 19, 2014.(*)

10.2	Information on Compensation Plans (**)

12.1	Section 302 Group Executive Chairman Certification.

12.2	Section 302 Chief Executive Officer Certification.

12.3	Section 302 Head of Global Accounting and Information Management Certification.

Exhibit Number	Description

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Letter of Deloitte, S.L. dated March 31, 2017 regarding change in the Independent Registered Public Accounting Firm.

(*)	Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2014. Confidential treatment was requested with respect to certain portions of this agreement. Confidential portions were redacted and separately submitted to the SEC.
(**)	Incorporated by reference to BBVA’s report on Form 6-K submitted on February 15, 2017 (SEC Accession No. 0001193125-17-044830).

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO
Title:	Global Head of Accounting and Supervisors

Date: March 31, 2017

Consolidated financial statements and auditor´s report for the year 2016

36.	Transactions on behalf of third parties	F-165

37.	Interest income and expense	F-166

38.	Dividend income	F-168

39.	Share of profit or loss of entities accounted for using the equity method	F-169

40.	Fee and commission income and expenses	F-169

41.	Gains (losses) on financial assets and liabilities (net) and Exchange Differences	F-170

42.	Other operating income and expenses	F-171

43.	Insurance and reinsurance contracts incomes and expenses	F-172

44.	Administration costs	F-172

45.	Depreciation	F-175

46.	Provisions or reversal of provisions	F-176

47.	Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	F-176

48.	Impairment or reversal of impairment on non-financial assets	F-176

49.	Gains (losses) on derecognition of non financial assets and subsidiaries, net	F-177

50.	Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	F-177

51.	Consolidated statements of cash flows	F-177

52.	Accountant fees and services	F-178

53.	Related-party transactions	F-178

54.	Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management	F-180

55.	Other information	F-184

56.	Subsequent events	F-186

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group		F-188

APPENDIX II Additional information on investments in subsidiaries, joint ventures and associates in the BBVA Group		F-198

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the year ended December 31, 2016		F-199

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2016		F-204

APPENDIX V BBVA Group’s structured entities. Securitization funds		F-205

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2016, 2015 and 2014.		F-206

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2016, 2015 and 2014.		F-210

APPENDIX VIII Information on data derived from the special accounting registry		F-211

APPENDIX IX Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012		F-217

APPENDIX X Additional information on Risk Concentration		F-229

APPENDIX XI Information in accordance with Article 89 of Directive 2013/36/EU of the European Parliament and its application to Spanish Law through Law 10/2014		F-243

APPENDIX XII Reconciliation of Financial Statements		F-245

GLOSSARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2016, 2015 and 2014, and the related consolidated income statements, statements of recognized income and expenses, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2016, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

DELOITTE, S.L.

Madrid, Spain

March 31, 2017

Consolidated balance sheets as of December 31, 2016, 2015 and 2014

		Millions of Euros
ASSETS	Notes	2016	2015	2014
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	40,039	29,282	27,719
FINANCIAL ASSETS HELD FOR TRADING	10	74,950	78,326	83,258
Derivatives		42,955	40,902	44,229
Equity instruments		4,675	4,534	5,017
Debt securities		27,166	32,825	33,883
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		154	65	128
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,062	2,311	2,761
Equity instruments		1,920	2,075	2,024
Debt securities		142	173	737
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		-	62	-
Loans and advances to customers		-	-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	79,221	113,426	94,875
Equity instruments		4,641	5,116	7,267
Debt securities		74,580	108,310	87,608
LOANS AND RECEIVABLES	13	465,977	471,828	376,086
Debt securities		11,209	10,516	6,659
Loans and advances to central banks		8,894	17,830	5,429
Loans and advances to credit institutions		31,373	29,317	25,342
Loans and advances to customers		414,500	414,165	338,657
HELD-TO-MATURITY INVESTMENTS	14	17,696	-	-
HEDGING DERIVATIVES	15	2,833	3,538	2,551
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	17	45	121
INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES	16	765	879	4,509
Joint ventures		229	243	4,092
Associates		536	636	417
INSURANCE OR REINSURANCE ASSETS	23	447	511	559
TANGIBLE ASSETS	17	8,941	9,944	7,820
Property, plants and equipment		8,250	8,477	6,428
For own use		7,519	8,021	5,985
Other assets leased out under an operating lease		732	456	443
Investment properties		691	1,467	1,392
INTANGIBLE ASSETS	18	9,786	10,052	7,371
Goodwill		6,937	6,915	5,697
Other intangible assets		2,849	3,137	1,673
TAX ASSETS	19	18,245	17,779	12,426
Current		1,853	1,901	2,035
Deferred		16,391	15,878	10,391
OTHER ASSETS	20	7,274	8,565	8,094
Insurance contracts linked to pensions		-	-	-
Inventories		3,298	4,303	4,443
Rest		3,976	4,263	3,651
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	21	3,603	3,369	3,793
TOTAL ASSETS		731,856	749,855	631,942

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2016, 2015 and 2014.

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2016	2015	2014
FINANCIAL LIABILITIES HELD FOR TRADING	10	54,675	55,202	56,798
Trading derivatives		43,118	42,149	45,052
Short positions		11,556	13,053	11,747
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,338	2,649	2,724
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Other financial liabilities		2,338	2,649	2,724
FINANCIAL LIABILITIES AT AMORTIZED COST	22	589,210	606,113	491,899
Deposits from central banks		34,740	40,087	28,193
Deposits from credit institutions		63,501	68,543	65,168
Customer deposits		401,465	403,362	319,334
Debt certificates		76,375	81,980	71,917
Other financial liabilities		13,129	12,141	7,288
HEDGING DERIVATIVES	15	2,347	2,726	2,331
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	358	-
LIABILITIES UNDER INSURANCE CONTRACTS	23	9,139	9,407	10,460
PROVISIONS	24	9,071	8,852	7,444
Provisions for pensions and similar obligations	25	6,025	6,299	5,970
Other long term employee benefits		69	68	62
Provisions for taxes and other legal contingencies		418	616	262
Provisions for contingent risks and commitments		950	714	381
Other provisions		1,609	1,155	769
TAX LIABILITIES	19	4,668	4,656	4,157
Current		1,276	1,238	980
Deferred		3,392	3,418	3,177
OTHER LIABILITIES	20	4,979	4,610	4,519
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		-	-	-
TOTAL LIABILITIES		676,428	694,573	580,333

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2016, 2015 and 2014.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2016	2015	2014
SHAREHOLDERS’ FUNDS		52,821	50,639	49,446
Capital	26	3,218	3,120	3,024
Paid up capital		3,218	3,120	3,024
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity	44.1.1	54	35	67
Retained earnings	28	23,688	22,588	20,280
Revaluation reserves	28	20	22	23
Other reserves	28	(67)	(98)	633
Reserves or accumulated losses of investments in subsidaries, joint ventures and associates		(67)	(98)	633
Other		-	-	-
Less: Treasury shares	29	(48)	(309)	(350)
Profit or loss attributable to owners of the parent		3,475	2,642	2,618
Less: Interim dividends	4	(1,510)	(1,352)	(841)
ACCUMULATED OTHER COMPREHENSIVE INCOME	30	(5,458)	(3,349)	(348)
Items that will not be reclassified to profit or loss		(1,095)	(859)	(777)
Actuarial gains or (-) losses on defined benefit pension plans		(1,095)	(859)	(777)
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognised income and expense of investments in subsidaries, joint ventures and associates		-	-	-
Other adjustments		-	-	-
Items that may be reclassified to profit or loss		(4,363)	(2,490)	429
Hedge of net investments in foreign operations [effective portion]		(118)	(274)	(373)
Foreign currency translation		(5,185)	(3,905)	(2,173)
Hedging derivatives. Cash flow hedges [effective portion]		16	(49)	(46)
Available-for-sale financial assets		947	1,674	3,816
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognised income and expense of investments in subsidaries, joint ventures and associates		(23)	64	(796)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	31	8,064	7,992	2,511
Valuation adjustments		(2,246)	(1,333)	(53)
Rest		10,310	9,325	2,563
TOTAL EQUITY		55,428	55,282	51,609
TOTAL EQUITY AND TOTAL LIABILITIES		731,856	749,855	631,942

		Millions of Euros
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES)	Notes	2016	2015	2014
Financial guarantees given	33	50,540	49,876	33,741
Contingent commitments	33	117,573	135,733	106,252

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the consolidated balance sheets.

Consolidated income statements for the years ended December 31, 2016, 2015 and 2014.

		Millions of Euros
Consolidated income statements	Notes	2016	2015	2014
Interest income	37	27,708	24,783	22,838
Interest expenses	37	(10,648)	(8,761)	(8,456)
NET INTEREST INCOME		17,059	16,022	14,382
Dividend income	38	467	415	531
Share of profit or loss of entities accounted for using the equity method	39	25	174	343
Fee and commission income	40	6,804	6,340	5,530
Fee and commission expenses	40	(2,086)	(1,729)	(1,356)
Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	1,375	1,055	1,439
Gains or (-) losses on financial assets and liabilities held for trading, net	41	248	(409)	11
Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net	41	114	126	32
Gains or (-) losses from hedge accounting, net	41	(76)	93	(47)
Exchange differences (net)	41	472	1,165	699
Other operating income	42	1,272	1,315	959
Other operating expenses	42	(2,128)	(2,285)	(2,705)
Income on insurance and reinsurance contracts	43	3,652	3,678	3,622
Expenses on insurance and reinsurance contracts	43	(2,545)	(2,599)	(2,714)
GROSS INCOME		24,653	23,362	20,725
Administration costs	44	(11,366)	(10,836)	(9,414)
Personnel expenses		(6,722)	(6,273)	(5,410)
Other administrative expenses		(4,644)	(4,563)	(4,004)
Depreciation	45	(1,426)	(1,272)	(1,145)
Provisions or (-) reversal of provisions	46	(1,186)	(731)	(1,142)
Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss	47	(3,801)	(4,272)	(4,340)
Financial assets measured at cost		-	-
Available- for-sale financial assets		(202)	(23)	(35)
Loans and receivables		(3,597)	(4,248)	(4,304)
Held to maturity investments		(1)	-	-
NET OPERATING INCOME		6,874	6,251	4,684
Impairment or (-) reversal of impairment of investments in subsidaries, joint ventures and associates		-	-	-
Impairment or (-) reversal of impairment on non-financial assets	48	(521)	(273)	(297)
Tangible assets		(143)	(60)	(97)
Intangible assets		(3)	(4)	(8)
Other assets		(375)	(209)	(192)
Gains (losses) on derecognition of non financial assets and subsidiaries, net	49	70	(2,135)	46
Negative goodwill recognised in profit or loss	18	-	26	-
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	(31)	734	(453)
OPERATING PROFIT BEFORE TAX		6,392	4,603	3,980
Tax expense or (-) income related to profit or loss from continuing operation	19	(1,699)	(1,274)	(898)
PROFIT FROM CONTINUING OPERATIONS		4,693	3,328	3,082
Profit from discontinued operations (net)		-	-	-
PROFIT		4,693	3,328	3,082
Attributable to minority interest [non-controlling interests]	31	1,218	686	464
Attributable to owners of the parent		3,475	2,642	2,618

		Euros
	Notas	2016	2015	2014
EARNINGS PER SHARE	5	0.50	0.37	0.40
Basic earnings per share from continued operations		0.50	0.37	0.40
Diluted earnings per share from continued operations		0.50	0.37	0.40
Basic earnings per share from discontinued operations		-	-	-
Diluted earnings per share from discontinued operations		-	-	-

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the consolidated income statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2016, 2015 and 2014.

	Millions of Euros
Consolidated statements of recognized income and expenses	2016	2015	2014
PROFIT RECOGNIZED IN INCOME STATEMENT	4,693	3,328	3,082
OTHER RECOGNIZED INCOME (EXPENSES)	(3,022)	(4,280)	3,359
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(240)	(74)	(346)
Actuarial gains and losses from defined benefit pension plans	(303)	(135)	(498)
Non-current assets available for sale	-	-	-
Entities under the equity method of accounting	-	8	(5)
Income tax related to items not subject to reclassification to income statement	63	53	157
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(2,782)	(4,206)	3,705
Hedge of net investments in foreign operations [effective portion]	166	88	(273)
Valuation gains or (-) losses taken to equity	166	88	(273)
Transferred to profit or loss	-	-	-
Other reclassifications	-	-	-
Foreign currency translation	(2,167)	(2,911)	760
Valuation gains or (-) losses taken to equity	(2,120)	(3,154)	761
Transferred to profit or loss	(47)	243	(1)
Other reclassifications	-	-	-
Cash flow hedges [effective portion]	80	4	(71)
Valuation gains or (-) losses taken to equity	134	47	(71)
Transferred to profit or loss	(54)	(43)	-
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Available-for-sale financial assets	(694)	(3,196)	4,306
Valuation gains or (-) losses taken to equity	438	(1,341)	5,706
Transferred to profit or loss	(1,248)	(1,855)	(1,400)
Other reclassifications	116	-	-
Non-current assets held for sale	-	-	(4)
Valuation gains or (-) losses taken to equity	-	-	(4)
Transferred to profit or loss	-	-	-
Other reclassifications	-	-	-
Entities accounted for using the equity method	(89)	861	338
Income tax	(78)	948	(1,351)
TOTAL RECOGNIZED INCOME/EXPENSES	1,671	(952)	6,441
Attributable to minority interest [non-controlling interests]	305	(594)	341
Attributable to the parent company	1,366	(358)	6,100

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the consolidated statements of recognized income and expenses for the years ended December 31, 2016, 2015 and 2014.

Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014.

	Millions of Euros
	Capital (Nota 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Non-controlling interest		Total
2016												Valuation adjustments	Rest
Balances as of January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,333)	9,325	55,281
Total income/expense recognized	-	-	-	-	-	-	-	-	3,475	-	(2,109)	(913)	1,218	1,671
Other changes in equity	98	-	-	19	1,100	(2)	31	260	(2,642)	(158)	-	-	(233)	(1,526)
Issuances of common shares	98	-	-	-	(98)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	93	-	(93)	-	-	(1,301)	-	-	(234)	(1,535)
Purchase of treasury shares	-	-	-	-	-	-	-	(2,004)	-	-	-	-	-	(2,004)
Sale or cancellation of treasury shares	-	-	-	-	(30)	-	-	2,264	-	-	-	-	-	2,234
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,166	(2)	126	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(16)	3	-	-	-	-	-	-	-	-	(12)
Other increases or (-) decreases in equity	-	-	-	35	(34)	-	(2)	-	-	(210)	-	-	2	(209)
Balances as of December 31, 2016	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the total consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014. (continued).

	Millions of Euros
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Non-controlling interest		Total
2015												Valuation adjustments	Rest
Balances as of January 1, 2015	3,024	23,992	-	66	20,281	23	633	(350)	2,618	(841)	(348)	(53)	2,563	51,609
Total income/expense recognized	-	-	-	-	-	-	-	-	2,642	-	(3,000)	(1,280)	686	(953)
Other changes in equity	96	-	-	(32)	2,308	(1)	(731)	41	(2,618)	(512)	-	-	6,075	4,626
Issuances of common shares	96	-	-	-	(96)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	86	-	(86)	-	-	(1,222)	-	-	(146)	(1,368)
Purchase of treasury shares	-	-	-	-	-	-	-	(3,278)	-	-	-	-	-	(3,278)
Sale or cancellation of treasury shares	-	-	-	-	6	-	-	3,319	-	-	-	-	-	3,325
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	2,423	(1)	(645)	-	(2,618)	841	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(48)	14	-	-	-	-	-	-	-	-	(34)
Other increases or (-) decreases in equity	-	-	-	16	(126)	-	-	-	-	(131)	-	-	6,221	5,980
Balances as of December 31, 2015	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,333)	9,325	55,281

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the total consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014. (continued).

	Millions of Euros
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Non-controlling interest		Total
2014												Valuation adjustments	Rest
Balances as of January 1, 2014	2,835	22,111	-	59	19,291	26	450	(66)	2,084	(765)	(3,831)	70	2,301	44,565
Total income/expense recognized	-	-	-	-	-	-	-	-	2,618	-	3,483	(123)	464	6,442
Other changes in equity	189	1,881	-	8	989	(2)	182	(284)	(2,084)	(76)	-	-	(201)	602
Issuances of common shares	189	1,881	-	-	(70)	-	-	-	-	-	-	-	-	2,000
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	91	-	(91)	-	-	(597)	-	-	(243)	(840)
Purchase of treasury shares	-	-	-	-	-	-	-	(3,770)	-	-	-	-	-	(3,770)
Sale or cancellation of treasury shares	-	-	-	-	5	-	-	3,486	-	-	-	-	-	3,491
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,044	(2)	277	-	(2,084)	765	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(36)	7	-	-	-	-	-	-	-	-	(29)
Other increases or (-) decreases in equity	-	-	-	44	(88)	-	(4)	-	-	(244)	-	-	42	(250)
Balances as of December 31, 2014	3,024	23,992	-	67	20,280	23	633	(350)	2,618	(841)	(348)	(53)	2,563	51,609

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the total consolidated statements of changes in equity.

Consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014.

		Millions of Euros
Consolidated statements of cash flow	Notes	2016	2015	2014
A) CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	51	6,623	23,101	(6,188)
1. Profit for the year		4,693	3,328	3,082
2. Adjustments to obtain the cash flow from operating activities:		6,784	18,327	8,315
Depreciation and amortization		1,426	1,272	1,145
Other adjustments		5,358	17,055	7,170
3. Net increase/decrease in operating assets		(4,428)	(12,954)	(53,244)
Financial assets held for trading		1,289	4,691	(11,145)
Other financial assets designated at fair value through profit or loss		(2)	337	(349)
Available-for-sale financial assets		14,445	3,360	(13,485)
Loans and receivables		(21,075)	(20,498)	(27,299)
Other operating assets		915	(844)	(966)
4. Net increase/decrease in operating liabilities		1,273	15,674	36,557
Financial liabilities held for trading		361	(2,475)	11,151
Other financial liabilities designated at fair value through profit or loss		(53)	120	256
Financial liabilities at amortized cost		(7)	21,422	24,219
Other operating liabilities		972	(3,393)	931
5. Collection/Payments for income tax		(1,699)	(1,274)	(898)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	51	(560)	(4,411)	(1,151)
1. Investment		(3,978)	(6,416)	(1,984)
Tangible assets		(1,312)	(2,171)	(1,419)
Intangible assets		(645)	(571)	(467)
Investments in joint ventures and associates		(76)	(41)	-
Subsidiaries and other business units		(95)	(3,633)	(98)
Non-current assets held for sale and associated liabilities		-	-	-
Held-to-maturity investments		(1,850)	-	-
Other settlements related to investing activities		-	-	-
2. Divestments		3,418	2,005	833
Tangible assets		795	224	167
Intangible assets		20	2	-
Investments in joint ventures and associates		322	1	118
Subsidiaries and other business units		73	9	-
Non-current assets held for sale and associated liabilities		900	1,683	548
Held-to-maturity investments		1,215	-	-
Other collections related to investing activities		93	86	-
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	51	(1,113)	127	3,157
1. Investment		(4,335)	(5,717)	(5,955)
Dividends		(1,599)	(879)	(826)
Subordinated liabilities		(502)	(1,419)	(1,046)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(2,004)	(3,273)	(3,770)
Other items relating to financing activities		(230)	(146)	(313)
2. Divestments		3,222	5,844	9,112
Subordinated liabilities		1,000	2,523	3,628
Treasury stock increase		-	-	2,000
Treasury stock disposal		2,222	3,321	3,484
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(3,463)	(6,781)	725
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		1,489	12,036	(3,457)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		43,466	31,430	34,887
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		44,955	43,466	31,430

		Millones de euros
(Continued)	Notas	2016	2015	2014
Cash		7,413	7,192	6,247
Balance of cash equivalent in central banks (*)		37,542	36,275	25,183
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9,13	44,955	43,466	31,430
(*) “Balance of cash equivalent in central banks” includes short term deposits in central banks in the heading “Loans and receivables” in the accompanying consolidated financial statements (see Note 13).

The accompanying Notes 1 to 56 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2016, 2015 and 2014.

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

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint venture and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of December 31, 2016, the BBVA Group had 370 consolidated entities and 89 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

These consolidated financial statements for the year ended December 31, 2016, have been authorized for issue on March 31, 2017.

1.2	Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2016, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying consolidated financial statements for the year ended December 31, 2016 were prepared by the Group’s Directors (through the Board of Directors held on February 9, 2017) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2016, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2016.

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

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3	Comparative information

The consolidated financial statements of BBVA Group for the year 2016 are prepared in accordance with the presentation models required by Circular 5/2015 of the Comisión Nacional del Mercado de Valores. The aim is to

adapt the content of the public financial information from the credit institutions and formats of the financial statements established mandatory by the European Union regulation for the credit institution.

The financial statements and the information referred of those dates of 2015 and 2014, has been restated according to the new models mentioned in the previous paragraph. As shown in Appendix XII attached, the presentation of the consolidated financial statements in accordance with these new formats has no significant impact on the financial statements included in the consolidated financial statements for the years ended December 31, 2015 and 2014.

Certain financial information for the year 2015 has been restated, with no significant impact, as a result of the end in 2016 of the purchase accounting period related to the Garanti Group acquisition (July 2015), as required by IFRS 3 “Business Combinations” paragraph 49 (see Note 18).

Likewise, during 2016, the BBVA Group operating segments have not been significant changes with regard to the existing structure in 2015 (Note 6). The information related to operating segments as of December 31, 2015 and 2014 has been restated for comparability purposes, as required by IFRS 8 “Operating segments”.

1.4	Seasonal nature of income and expenses

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors within the same year.

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

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 12, 13, 14 and 16).

•	The assumptions used to quantify certain provisions (see Notes 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, 20 and 21).

•	The valuation of goodwill and price allocation of business combinations (see Note 18).

•	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11 and 12).

•	The recoverability of deferred tax assets (See Note 19).

•	The Exchange rate and the inflation rate of Venezuela (see Notes 2.2.16 and 2.2.20).

Although these estimates were made on the basis of the best information available as of December 31, 2016 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6	BBVA Group’s Internal Control over financial reporting

The financial information prepared by the BBVA Group is subject to an Internal Control over Financial Reporting (hereinafter “ICFR”), which provides reasonable assurance with respect to its reliability and the integrity of the consolidated financial information. It is also aimed to ensure that the transactions are processed in accordance with the applicable laws and regulations.

The ICFR was developed by the BBVA Group’s management in accordance with the framework established by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, “COSO”). The COSO framework sets five components that constitute the basis of the effectiveness and efficiency of the internal control systems:

•	The establishment of an appropriate control framework.

•	The assessment of the risks that could arise during the preparation of the financial information.

•	The design of the necessary controls to mitigate the identified risks.

•	The establishment of an appropriate system of information to detect and report system weaknesses.

•	The monitoring of the controls to ensure they perform correctly and are effective over time.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the BBVA Group’s businesses, processes, risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal control units located in the different entities of BBVA Group.

These internal control units are integrated within the BBVA internal control model which is based in two pillars:

•	A control system organized into three lines of defense:

–	The first line are integrated by the business units, which are responsible for identifying risks associated with their processes and to execute the controls established to mitigate them.

–

The second line comprises the specialized control units (Legal Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, and Operations Control among others). This second line defines the models and control policies under their areas of responsibility and monitors the design and the correct implementation and effectiveness of the controls.

–	The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

•	A set of committees called Corporate Assurance that helps to escalate the internal control issues to the management at a Group level and also in each of the countries where the Group operates.

The internal control units comply with a common and standard methodology established at Group level, as set out in the following diagram:

The Internal Control Units, ICFR Model is subject to annual evaluations by the Group’s Internal Audit Unit and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act (hereafter “SOX”) for consolidated financial statements as a listed company in the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group take part in the design, compliance and implementation of the internal control model to make it efficient and to ensure the quality and accuracy of the financial information.

1.7	Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated March 25, on the regulation of the mortgage market and other mortgage and financial market regulations), can be found in Appendix VIII.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by the IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

•	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2016. Appendix I includes other significant information on these entities.

•	Joint ventures

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

•	Associates

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

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2016, these entities are not significant in the Group.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

•	Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

In those cases where the Group sets up entities or has a holding in such entities, in order to allow its customers access to certain investments, to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns.

–	Structured entities subject to consolidation

To determine if a structured entity is controlled by the Group, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the investee.

-	Implicit or explicit Group commitments to support the investee.

-	The ability to use the Group´s power over the investee to affect the amount of the Group’s returns.

There are cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loans and receivables portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contractual. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not deregistered in the books of said entity and the issuances of the related debt securities are registered as liabilities within the Group’s consolidated balance sheet.

–	Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, and other purposes, but without the Group having control of the vehicles and are not consolidated in accordance with IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

As of December 31, 2016, there was no material financial support from the Bank or subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it managed since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

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

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of December 31, 2016, save for the case of the financial statements of 5 associates and joint-ventures deemed non-significant (four of which presented financial statements as of November 30, 2016 and one as of October 31, 2016), all of the financial statements of all Group entities were available.

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

Excluding all trading derivatives not considered as economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interests and similar items are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 37). The dividends received from other entities, other than associate entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 38).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets and liabilities held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities (net)” in the accompanying consolidated income statements (see Note 41). Except those interests derivatives designated as economic hedges on interest rate are registered in interest income or expense (Note 37), depending on where the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities (net)” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 47) in the consolidated income statements for that period.

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

Net impairment losses of assets recognized under these headings arising in each period are recognized under the heading “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – loans and receivables”, “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – held to maturity investments” or “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that period.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement (see Note 37).

•

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading ““Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (See Note 37).

•

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains or (-) losses from hedge accounting, net” in the consolidated income statement (See Note 41).

•

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Hedging of net investments in foreign transactions” in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are recorded in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss (see Note 8).

•

Accumulated other comprehensive income arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets and disposal groups classified as held for sale” are recognized with the corresponding entry under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss – Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

•

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

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “ Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheet (see Note 30).

In general, amounts collected on impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

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

Impairment of debt securities measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument, mainly Loans and receivables, is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures are applied in the study, approval and execution of debt instruments and Commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant debt instrument, and collectively for debt instrument that are not individually significant. In the case where the Group determines that no objective evidence of impairment in the case of debt instrument analyzed individually will be included in a group of debt instrument with similar risk characteristics and collectively impaired is analyzed.

In determining whether there is objective evidence of impairment the Group uses observable data on the following aspects:

•	Significant financial difficulties of the obligors.

•	Ongoing delays in the payment of interest or principal.

•	Refinancing of credit due to financial difficulties by the counterparty.

•	Bankruptcy or reorganization / liquidation are considered likely.

•	Disappearance of the active market for a financial asset because of financial difficulties.

•

Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.)

•	National or local economic conditions that are linked to “defaults” in the financial assets (unemployment rate, falling property prices, etc.).

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

•	The various types of risk to which each debt instrument is subject.

•	The circumstances in which collections will foreseeably be made.

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

In order to calculate the LGD at each balance sheet date, the Group evaluates the whole amount expected to be obtained over the remaining life of the financial asset. The recoverable amount from executable secured collateral is estimated based on the property valuation, discounting the necessary adjustments to adequately account for the potential fall in value until its execution and sale, as well as execution costs, maintenance costs and sale costs.

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

When the property right is contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers are purchased, the asset is recognized in the financial statements (see Note 2.2.4).

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

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

•

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer registered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

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

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “ Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheet (see Note 30).

•

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, save for better evidence, an assessment of the equity of the investee is carried out (excluding Accumulated other comprehensive income due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

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

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions or reversal of provision” in the consolidated income statements (see Note 46).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).

2.2.4	Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale

The heading “Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

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

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations. Profit or loss from non-current assets and disposal groups classified as held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower.

In the case of real estate assets foreclosed or received in payment of debts, they are initially recognized at the lower of: the restated carrying amount of the financial asset and the fair value at the time of the foreclosure or receipt of the asset less estimated sales costs. The carrying amount of the financial asset is updated at the time of the foreclosure, treating the real property received as a secured collateral and taking into account the credit risk coverage that would correspond to it according to its classification prior to the delivery. For these purposes, the collateral will be valued at its current fair value (less sale costs) at the time of foreclosure. This carrying amount will be compared with the previous carrying amount and the difference will be recognized as a provision increase, if applicable. On the other hand, the fair value of the foreclosed asset is obtained by appraisal, evaluating the need to apply a discount on the asset derived from the specific conditions of the asset or the market situation for these assets, and in any case, deducting the company’s estimated sale costs.

At the time of the initial recognition, these real estate assets foreclosed or received in payment of debts, classified as “Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale” are valued at the lower of: their restated fair value less estimated sale costs and their carrying amount; a deterioration or impairment reversal can be recognized for the difference if applicable.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under this heading.

Fair value of non-current assets and disposable instruments held for sale from foreclosures or recoveries is based, mainly, in appraisals or valuations made by independent experts on a yearly based or less should there be evidence of impairment. Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal.

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

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation” (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

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

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - Other administrative expenses - Property, fixtures and equipment” (see Note 44.2).

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

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “ Impairment or (-) reversal of impairment on non-financial assets “ in the accompanying consolidated income statements (see Note 48) for the year in which they are incurred.

In the case of real-Estate assets above mentioned, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading “Impairment or (-) reversal of impairment on non-financial assets” in the consolidated income statement for the period (see Note 48). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

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

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognized of non-financial assets and subsidiaries, net” of the Consolidated Income Statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

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

They are recognized under the heading “Impairment or (-) reversal of impairment on non-financial assets – Intangible assets” in the consolidated income statements (see Note 48).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation” (see Note 45).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment or (-) reversal of impairment on non - financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 48). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

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

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 23).

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

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 23.

According to the type of product, the provisions may be as follows:

•	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

–

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

–	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

•	Non-life insurance provisions:

–

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until year-end that has to be allocated to the period between the year-end and the end of the policy period.

–

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

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards (see Note 19).

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

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

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

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in Note 2.2.12), as well as provisions for tax and legal litigation.

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

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combination) but are reported in the consolidated financial statements.

2.2.12	Pensions and other post-employment commitments

Below we provide a description of the most significant accounting criteria relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).

Short-term employee benefits

Benefits for current active employees which are accrued and settled during the year and for which a provision is not required in the entity´s accounts. These include wages and salaries, social security charges and other personnel expenses.

Costs are charged and recognized under the heading “Administration costs – Personnel expenses – Other personnel expenses” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-contribution plans

The Group sponsors defined-contribution plans for the majority of its active employees. The amount of these benefits is established as a percentage of remuneration and/or as a fixed amount.

The contributions made to these plans in each period by BBVA Group entities are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-contribution plan expense” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-benefit plans

Some Group entities maintain pension commitments with employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. These commitments are covered by insurance contracts, pension funds and internal provisions.

In addition, some of the Spanish entities have offered certain employees the option to retire before their normal retirement age, recognizing the necessary provisions to cover the costs of the associated benefit commitments, which include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period.

Furthermore, certain Group entities provide welfare and medical benefits which extend beyond the date of retirement of the employees entitled to the benefits.

All of these commitments are quantified based on actuarial valuations, with the amounts recorded under the heading “Provisions – Provisions for pensions and similar obligations” and determined as the difference between the value of the defined-benefit commitments and the fair value of plan assets at the date of the consolidated financial statements (see Note 25).

Current service cost are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-benefit plan expense” of the consolidated income statement (see Note 44.1).

Interest credits/charges relating to these commitments are charged and recognized under the headings “Interest income” and “Interest expense” of the consolidated income statement.

Past service costs arising from benefit plan changes as well as early retirements granted during the period are recognized under the heading “Provisions or reversals of provisions” of the consolidated income statement (see Note 46).

Other long-term employee benefits

In addition to the above commitments, certain Group entities provide long service awards to their employees, consisting of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service.

These commitments are quantified based on actuarial valuations and the amounts recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet (see Note 24).

Valuation of commitments: actuarial assumptions and recognition of gains/losses

The present value of these commitments is determined based on individual member data. Active employee costs are determined using the “projected unit credit” method, which treats each period of service as giving rise to an additional unit of benefit and values each unit separately.

In establishing the actuarial assumptions we taken into account that:

•	They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.

•                  They should be mutually compatible and adequately reflect the existing relationship between economic variables such as price inflation, expected wage increases, discount rates and the expected return on plan assets, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.

•                  The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.

The BBVA Group recognizes actuarial gains/losses relating to early retirement benefits, long service awards and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which they arise (see Note 46). Actuarial gains/losses relating to pension and medical benefits are directly charged and recognized under the heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans” of equity in the consolidated balance sheet (see Note 30).

2.2.13	Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ equity – Other equity” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

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

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Shareholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 29).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Shareholders’ funds - Retained earnings” in the consolidated balance sheets (see Note 28).

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

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets.

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

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “ Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements, as indicated below, since Venezuela is a country with strong exchange restrictions and has different rates officially published:

•	On February 10, 2015, the Venezuelan government announced the creation of a new foreign-currency system called SIMADI.

•

The Group used the SIMADI exchange rate from March 2015 for the conversion of the financial statements of the Group companies located in Venezuela for their consolidated financial statements. The SIMADI exchange rate started to reflect the exchange rate of actual transactions increasing rapidly to approximately 200 Venezuelan bolivars per U,S. dollar (approximately 218 Venezuelan bolivars per euro), however, from May, and during the second half of 2015 the trend was confirmed, the SIMADI exchange rate had hardly fluctuated, reaching as of December 31, 2015 216.3 Venezuelan bolivars per euro, which could be considered unrepresentative of the convertibility of the Venezuelan currency.

•

In February 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms that regulate the purchase and sale of foreign currency (DIRCOM) and the suspension of the SIMADI exchange rate.

•

As of December 31, 2015 and 2016, the Board of Directors considers that the use of the new exchanges rates and, previously, SIMADI for converting bolivars into euros in preparing the consolidated financial statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela.

•

Consequently, as of December 31, 2015 and 2016, the Group has used in the conversion of the financial statements of these foreign exchange rates amounting to 469 and 1,893 Venezuelan bolivars per euro, respectively. These exchanges rates have been calculated taking into account the estimated evolution of inflation in Venezuela at those dates (170% and 300%, respectively) by the Research Service of the Group (see Note 2.2.20).

The summarized balance sheet and income statements of the Group subsidiaries in Venezuela, whose local financial statements are expressed in Venezuelan bolivars comparing their conversion to euros with the estimated exchange rate with the balances that would have result by applying the SIMADI exchange rate, are as follows:

	Million of Euros
Balance sheet December 2016	Estimated exchange rate	DIRCOM	Variation
Cash and balances with central banks	363	971	608
Securities portfolio	93	248	155
Loans and recievables	513	1,371	858
Tangible assets	66	177	111
Other	36	95	59
TOTAL ASSETS	1,070	2,862	1,791
Deposits from central bank and credit institutions	2	5	3
Customer deposits	778	2,080	1,302
Provisions	21	57	35
Other	112	299	187
TOTAL LIABILITIES	913	2,441	1,528

	Million of Euros
Income statements December 2016	Estimated exchange rate	DIRCOM	Variation
NET INTEREST ICOME	103	275	172
GROSS INCOME	52	139	87
Administration costs	55	146	91
NET OPERATING INCOME	(3)	(7)	(5)

OPERATING PROFIT BEFORE TAX	31	82	51
Tax expense or (-) income related to profit or loss from continuing operation	38	100	63
PROFIT	(7)	(19)	(12)
Attributable to minority interest [non-controlling interests]	(3)	(8)	(5)
Attributable to owners of the parent	(4)	(10)	(6)

2.2.17	Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

•	Interest income and expenses and similar items:

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

•	Commissions, fees and similar items.

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

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

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

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses” (see Note 42).

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

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

•	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

•	Prices may be quoted in a relatively stable foreign currency;

•	Interest rates, wages and prices are linked to a price index;

•	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

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

The breakdown of the General Price Index and the inflation index used as of December 31, 2016 and 2015 for the inflation restatement of the financial statements of the Group companies located in Venezuela is as follows:

General Price Index	2016 (*)	2015 (**)
GPI	9,431.60	2,357.90
Average GPI	5,847.74	1,460.50
Inflation of the period	300%	170%

(*)

As of December 31, 2016, the Venezuelan government had not released the official inflation figures since December 2015, as in the Annual Report of 2015, the group estimated the inflation rate applicable at 300%.

(**)

At the date of preparation of these consolidated financial statements in 2015, the Venezuelan government had not released the official inflation figures. The Group has estimated the inflation rate applicable to December 31, 2015, based on the best estimate of BBVA Research of the Group (170%) in line with other estimates made by various international organizations. Subsequently, at the publication of this Annual Report, the official inflation figures was published, ending at 180.9%

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €28 and 45 million in 2016 and 2015 respectively.

2.3	Recent IFRS pronouncements

Changes introduced in 2016

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2016. They have not had a significant impact on the BBVA Group’s consolidated financial statements corresponding to the period ended December 31, 2016.

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

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

•	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements
•

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

•

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

Standards and interpretations issued but not yet effective as of December 31, 2016

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of December 31, 2016. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB issued the IFRS 9 which will replace IAS 39 and includes a new classification and assessment requirements of financial assets and liabilities, impairment requirements of financial assets and hedge accounting policy.

•	Classification and assessment of financial assets and liabilities

The classification of financial assets will depend on the company’s business model used for management purposes and the characteristics of the contractual cash flows, resulting in the measurement of such financial assets at amortized cost, fair value with changes in other comprehensive income and liabilities not measured at fair value through profit or loss, net.

The combined effect of applying the company’s business model and the characteristics of the contractual cash flows may result in differences in the stock of financial assets measured at amortized cost or at fair value compared to IAS 39, although the Group does not expect significant changes in this regard.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss.

•	Financial assets impairments

Impairment requirements will apply to financial assets measured at amortized cost and at fair value through other comprehensive income, and to lease receivables and certain loan commitments and financial guarantee contracts.

At initial recognition, an allowance is required for expected credit losses resulting from default events that may occur within the next 12 months (“12 month expected credit losses”).

In the event of a significant increase in credit risk, an allowance is required for expected credit losses resulting from all possible default events over the expected life of the financial instrument (“lifetime expected credit losses”).

The assessment of whether the credit risk has increased significantly since initial recognition should be performed for each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. The assessment of credit risk, and the estimation of expected credit losses, should be performed so that they are probability-weighted and unbiased and shall include all available information that is relevant to the assessment, including information about past events, current conditions and reasonable and supportable expectations of future events and economic conditions at the reporting date.

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

•	Hedge accounting

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

During 2015 and 2016, the Group has been analyzing this new Standard and the implications it will have in 2018 on the classification of portfolios and the valuation models for financial instruments, focusing on impairment loss models for financial assets through expected loss models.

In 2017, the Group will continue working on the definition of accounting policies, on the implementation of the Standard, which has implications both on the financial statements and on the Group´s daily operations (initial and subsequent risk assessment, changes in systems, management metrics, etc.), and also on the models used for the presentation of financial statements.

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

IFRS 15 – “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The amendments to the Revenue Standard clarify how some of the underlying principles of the new Standard should be applied. Specifically, they clarify how to:

●	Identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

●	Determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and

●	Determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

The amendments will be applied at the same time as the IFRS 15, i.e. to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IFRS 10 – “Consolidated financial statements” and Amended IAS 28 - “Investments in Associates and Joint Ventures”

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

IAS 12 – “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

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

IFRS 16 – “Leases”

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

IAS 7 – “Statement of Cash Flows. Disclosure Initiative”

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

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

The amendments made to IFRS 2 provide requirements on three different aspects:

●

When measuring the fair value of a cash-settled share-based payment vesting conditions, other than market conditions, shall be taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction.

●

A transaction in which an entity settles a share-base payment arrangement net by withholding a specified portion of the equity instruments to meet a statutory tax withholding obligation will be classified as equity settled in its entirety if, without the net settlement feature, the entire share-based payment would otherwise be classified as equity-settled.

●

In case of modification of a share-based payment from cash-settled to equity-settled, the modification will be accounted for derecognizing the original liability and recognizing in equity the fair value of the equity instruments granted to the extent that services have been rendered up to the modification date; any difference will be recognized immediately in profit or loss.

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IFRS 4 “Insurance Contracts”

The amendments made to IFRS 4 address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts Standard, by introducing two optional solutions:

●

The deferral approach or temporary exemption, that gives entities whose predominant activities are connected with insurance the option to defer the application of IFRS 9 and continue applying IAS 39 until 2021.

●

The overlay approach, that gives all issuers of insurance contracts the option to recognize in other comprehensive income, rather than profit or loss, the additional accounting volatility that may arise from applying IFRS 9 compared to applying IAS 39 before applying the forthcoming insurance contracts Standard.

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Annual improvements cycle to IFRSs 2014-2016

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- Frist-time Adoption of International Financial Reporting Standards, IFRS 12 – Disclosure of Interests in Other Entities and IAS 28 – Investments in Associates and Joint Ventures.

Amendments to IFRS 1 and IAS 28 will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted to amendments to IAS 28. Amendments to IFRS 12 will be applied to the accounting periods beginning on or after January 1, 2017.

IFRIC 22- Foreign Currency Transactions and Advance Consideration

The Interpretation addresses how to determine the date of the transaction, and thus, the exchange rate to use to translate the related asset, expense or income on initial recognition, in circumstances in which a non-monetary prepayment asset or a non-monetary deferred income liability arising from the payment or receipt of advance consideration is recognized in advance of the related asset, income or expense. It requires that the date of the transaction will be the date on which an entity initially recognizes the non-monetary asset or non-monetary liability.

If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

The interpretation will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IAS 40 – Investment Property

The amendment states that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property.

The amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early adoption is allowed.

3. BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of December 31, 2016 on the Group’s subsidiaries, consolidated structured entities, and investments in associate entities and joint venture entities. Appendix III shows the main changes in investments for the year ended December 31, 2015, and Appendix IV gives details of the consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2016.

The following table sets forth information related to the Group’s total assets as of December 31, 2016, 2015 and 2014, broken down by the Group’s entities according to their activity:

		Millions of Euros
Contribution to Consolidated Group Total Assets. Entities by Main Activities	2016	2015	2014
Banks and other financial services	699,592	717,981	601,794
Insurance and pension fund managing companies	26,831	25,741	23,370
Other non-financial services	5,433	6,133	6,778
Total	731,856	749,855	631,942

The total assets and results of operations broken down by the geographical areas, in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with active presence in other countries, as shown below:

•	Spain

The Group’s activity in Spain is mainly through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

•	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

•	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2016, are consolidated (see Note 2.1).

•	The United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York BBVA branch and a representative office in Silicon Valley (California).

•	Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group.

•	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy, Netherlands, Romania and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

•	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi, Sydney and Jakarta).

Changes in the Group in 2016

Mergers

The BBVA Group, at its Board of Directors meeting held on March 31, 2016, adopted a resolution to begin a merger process of BBVA S.A. (absorbing company), Catalunya Banc, S.A., Banco Depositario BBVA, S.A. y Unoe Bank, S.A.

This transaction is part of the corporate reorganization of its banking subsidiaries in Spain and has been successfully completed throughout 2016 and has no impact in the consolidated financial statements both from the accounting and the solvency stand points.

Changes in the Group in 2015

During 2015, it was registered the full consolidation of Garanti since the date of effective control (third quarter) and the acquisition of Catalunya Banc (second quarter). These effects impact on the period-on-period comparison of all the income statements.

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

In the same agreement stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27, 2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to Turkish Liras 0.135 per batch.

On July 27, 2015, after obtaining all the required regulatory approvals, the Group has materialized said participation increase after the acquisition of the new shares. Now the Group’s interest in Garanti is 39.9%.

The total price effectively paid by BBVA amounts to 8,765 TL per batch (amounting to approximately TL 5,481 million and €1,857 million applying a 2.9571 TL/EUR exchange rate).

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

Measuring the above-mentioned stake in Garanti Bank at fair value resulted in a negative impact in “Gains or (-) losses on derecognition of non-financial assets and subsidiaries, net” in the consolidated income statement of the BBVA Group for the year 2015, which resulted in a net negative impact in the Profit attributable to owners of the parent of the BBVA Group in 2015 amounting to €1,840 million. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of December 31, 2015, these exchange rate differences were already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group.

The agreements with the Dogus group include an agreement for the management of the bank and the appointment by the BBVA Group of the majority of the members of its Board of Directors (7 of 10). The 39.9% stake in Garanti is consolidated in the BBVA Group, because of these management agreements.

The Group estimate according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Garanti, along with the identified intangible assets, and cash payment made by the BBVA Group in consideration of the transaction generated a goodwill of €624 million (at exchange rate of December 31,2016), which is registered under the heading “Intangible assets - Goodwill” in the accompanying consolidated balance sheets as of December 31, 2016 (see Note 18.1).

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

According to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc, and the cash payment made to the FROB in consideration of the transaction generated a difference of €26 million, which is registered under the heading “Negative goodwill recognized in profit or loss” in the accompanying consolidated income statement as of December 31, 2015. According to the IFRS 3, there is a period, up to a year, to complete the necessary adjustments to the calculation of initial acquisition (see Note 18.1). After the deadline, there has not been any significant adjustment that involves amending the calculation recorded in the year 2015.

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

In addition to the above mentioned 4.9%, during the first semester of 2015 various sales were made in the market to total a 6.34% participation sale. The impact of these sales on the consolidated financial statements of the BBVA Group was a gain net of taxes of approximately €705 million. This gain gross of taxes was recognized under “Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

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

Changes in the Group in 2014

In 2014 there were no significant changes.

4.	Shareholder remuneration system

Shareholder remuneration scheme

During 2012, 2013, 2014, 2015 and 2016 a shareholder remuneration system called the “Dividend Option” was implemented.

Under this remuneration scheme, BBVA offers its shareholders the possibility to receive all or part of their remuneration in the form of BBVA newly-issued ordinary shares; whilst maintaining the possibility for BBVA shareholders to receive their entire remuneration in cash by selling their free allocation rights to BBVA (in execution of the commitment assumed by BBVA to acquire the free allocation rights attributed to the shareholders at a guaranteed fixed price) or by selling their free allocation rights on the market at the prevailing market price at that time.

On September 28, 2016, the Board of Directors approved the execution of the second of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €42,266,085.33 by the issuance of 86,257,317 BBVA newly-issued shares at a €0.49 par value each. 87.85% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 12.15% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 787,374,942 rights for a total amount of €62,989,995.36. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.08 per right, registered in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December, 31, 2016.

On March 31, 2016, the Board of Directors approved the execution of the first of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 by the issuance of 113,677,807 BBVA newly-issued shares at a €0.49 par value each. 82.13% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 17.87% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 1,137,500,965 rights for a total amount of €146,737,624.49. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.129 per right, registered in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016.

On September 30, 2015, the Board of Directors approved the execution of the second of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €30,106,631.94 by the issuance of 61,442,106 BBVA newly-issued shares at a €0.49 par value each. 89.65% of the right owners opted to receive newly issued ordinary shares. The other 10.35% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 652,564,118 rights for a total amount of €52,205,129.44. The price at which BBVA acquired such rights of free allocation was €0.08 per right, registered in “Total Equity- Interim dividends” of the consolidated balance sheet as of December 31, 2015.

On March 25, 2015, the Board of Directors approved the execution of the first of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each). 90.31% of the right owners opted to receive newly-issued BBVA ordinary shares. The other 9.69% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98. The price at which BBVA acquired such rights of free allocation was €0.13 per right, registered in “Total Equity- Interim dividends” of the consolidated balance sheet as of December 31, 2015.

Dividends

The Board of Directors, at its meeting held on June 22, 2016, approved the payment in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as gross interim dividend against 2016 results. The dividend has been set to be paid on July 11, 2017

The Board of Directors, at its meeting held on December 21, 2016, approved the payment in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as gross interim dividend against 2016 results. The dividend has been set to be paid on January 12, 2017 (see Note 22.4).

The interim accounting statements prepared in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividend in the amount approved, are as follows:

	Millions of Euros

Available Amount for Interim Dividend Payments	May 31, 2016	November 30, 2016
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	1,371	1,826
Less -
Estimated provision for Legal Reserve	11	20
Acquisition by the bank of the free allotment rights in 2016 capital increase	147	210
Additional Tier I capital instruments remuneration	114	260
Interim dividends for 2016 already paid	-	518
Maximum amount distributable	1,099	818
Amount of proposed interim dividend	518	525

BBVA cash balance available to the date	2,614	3,003

The first amount of the 2016 interim dividend which was paid to the shareholders on July 11, 2016, after deducting the treasury shares held by the Group’s entities, amounted to €517 million, and is recognized under the heading “Stockholders’ funds – Interim dividends” of the interim balance sheet as of December 31, 2016

The total amount of the second dividend of 2016, which was paid to the shareholders on January 12, 2017, after deducting the treasury shares held by the Group’s companies, amounted to €525 million and was recognized under the heading “Stockholders’ funds – Interim dividends” charged in the “Financial liabilities at amortized cost – Other financial liabilities (see Note 22.4) of the consolidated balance sheet as of December 31, 2016.

As of February 1, 2017 and in accordance with BBVA’s remuneration policy, it is expected to be proposed for the consideration of the competent governing bodies of approval of a capital increase to be charged to reserves for the instrumentation of a “Dividend Option” in 2017 in a gross of 0.13 euro per share approximately. The subsequent shareholders’ remunerations that could be approved would be fully in cash.

The allocation of earnings for 2016 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Millions of Euros

Allocation of Earnings	2016
Profit for year (*)	1,662
Distribution:
Interim dividends	1,043
Acquisition by the bank of the free allotment rights(**)	210
Additional Tier 1 securities	260
Legal reserve	19
Voluntary reserves	130

(*)	Net Income of BBVA, S.A.
(**)	Concerning to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option”.

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The Bank issued additional share capital in 2016, 2015 and 2014 (see “Dividend Option” Program in 2015 in Note 26). In accordance with IAS 33, when events, other than the conversion of potential shares, have changed the number of shares outstanding without a corresponding change in resources, the weighted average number of shares outstanding during the period and for all the periods presented shall be adjusted. The prior year weighted average number of shares is adjusted by applying a corrective factor.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2016	2015 (*)	2014 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	3,475	2,642	2,618

Adjustment: Additional Tier 1 securities (1)	(260)	(212)	(126)
Profit adjusted (millions of euros) (A)	3,215	2,430	2,492
Profit from discontinued operations (net of non-controlling interest) (B)	-	-	-
Denominator for basic earnings per share (number of shares outstanding)

Weighted average number of shares outstanding (2)	6,468	6,290	5,908

Weighted average number of shares outstanding x corrective factor (3)	6,468	6,517	6,278
Adjusted number of shares - Basic earning per share (C)	6,468	6,517	6,278
Adjusted number of shares - diluted earning per share (D)	6,468	6,517	6,278
Earnings per share	0.50	0.37	0.40
Basic earnings per share from continued operations (Euros per share)A-B/C	0.50	0.37	0.40
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.50	0.37	0.40
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-	-

(1)	Remuneration in the period related to contingent convertible securities, recognized in equity (see Note 22.3).

(2)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.

(3)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2016, 2015 and 2014, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same for both dates.

6.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group management into operating segments and, ultimately, the reportable segments themselves.

During 2016, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2015. The structure of the operating segment is as follows:

•	Banking activity in Spain

Includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real estate activity in Spain

Covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers.

•	The United States

Includes the Group´s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Turkey

Includes the activity of the Garanti Group.

•	Mexico

Includes all the banking, real-estate and insurance businesses in the country.

•	South America

Basically includes BBVA´s banking and insurance businesses in the region.

•	Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center comprised of the rest of the items that have not been allocated to the operating segments. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2016, 2015 and 2014 is as follows:

	Millions of Euros
Total Assets by Operating Segments	2016	2015 (1)	2014 (1)
Banking Activity in Spain	332,642	339,775	318,431
Real Estate Activity in Spain	13,713	17,122	17,168
United States	88,902	86,454	69,261
Turkey (2)	84,866	89,003	22,342
Mexico	93,318	99,594	93,874
South America	77,918	70,661	84,364
Rest of Eurasia	18,980	23,469	22,325
Subtotal Assets by Operating Segments	710,339	726,079	627,765

Corporate Center and other adjustments (3)	21,517	23,776	4,108
Total Assets BBVA Group	731,856	749,855	631,942

(1)	The figures corresponding to 2015 and 2014 have been restated in order to allow homogenous comparisons due to changes in the scope and immaterial adjustments of operating segments.

(2)

The information is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated based on our 25.01% interest in Garanti. After the agreement Garanti Group begins to consolidate.

(3)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method until the additional acquisition of 14.89% rather than using the management criteria referred above.

The attributable profit and main earning figures in the consolidated income statements for the six months period ended December 31, 2016, 2015 and 2014 by operating segments are as follows:

				Millions of Euros
				Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Spain	Real Estate Activity in Spain	United Sates	Turkey	Mexico	South America	Rest of Eurasia	Corporate Center	Adjustments (3)
2016
Net interest income	17,059	3,883	60	1,953	3,404	5,126	2,930	166	(461)	-
Gross income	24,653	6,445	(6)	2,706	4,257	6,766	4,054	491	(60)	-

Net operating income (2)	11,862	2,846	(130)	863	2,519	4,371	2,160	149	(916)	-
Operating profit /(loss) before tax	6,392	1,278	(743)	612	1,906	2,678	1,552	203	(1,094)	-
Profit	3,475	912	(595)	459	599	1,980	771	151	(801)	-
2015 (1)
Net interest income	16,022	4,001	71	1,811	2,194	5,387	3,202	183	(424)	(404)
Gross income	23,362	6,804	(28)	2,631	2,434	7,081	4,477	473	(192)	(318)

Net operating income (2)	11,254	3,358	(154)	825	1,273	4,459	2,498	121	(1,017)	(109)
Operating profit /(loss) before tax	4,603	1,548	(716)	685	853	2,772	1,814	111	(1,187)	(1,276)
Profit	2,642	1,085	(496)	517	371	2,094	905	75	(1,910)	-
2014 (1)
Net interest income	14,382	3,830	(34)	1,443	735	4,906	4,699	189	(651)	(734)
Gross income	20,725	6,621	(211)	2,137	944	6,513	5,191	736	(575)	(632)

Net operating income (2)	10,166	3,585	(357)	640	550	4,100	2,875	393	(1,380)	(240)
Operating profit /(loss) before tax	3,980	1,272	(1,275)	561	392	2,508	1,951	320	(1,666)	(83)
Profit	2,618	894	(889)	428	310	1,903	1,001	255	(1,285)	-

(1)	The figures corresponding to 2015 and 2014 have been restated in order to allow homogenous comparisons due to changes in the scope of operating segments (see Note 1.3).

(2)	Gross Income less Administrative Cost and Amortization.

(3)

From the third quarter of 2015, BBVA consolidated Garanti (39.9% owned). In prior periods, Garanti’s revenues and costs are reflected in our segment information only in the proportion of BBVA´s ownership (25.01%). This column includes adjustments resulting from the accounting of the investment in Garanti group using the equity method (versus reflecting the revenues and costs of Garanti only in proportion of BBVA´s ownership Garanti as stated in the management information). This column also includes inter-segment adjustments (see Note 2).

7.	Risk management

7.1	General risk management and control model

The BBVA Group has an overall risk management and control model (hereinafter ‘the model’) tailored to their individual business, their organization and the geographies in which they operate, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances of each instance. The model establishes a system of appropriate risk management regarding risk profile and strategy of the Group.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

•	Governance and organization.

•	Risk appetite framework.

•	Decisions and processes.

•	Assessment, monitoring and reporting.

•	Infrastructure.

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

Corporate governance system

BBVA Group has developed a corporate governance system that is in line with the best international practices and adapted to the requirements of the regulators in the countries in which its various business units operate.

The Board of Directors (hereinafter also referred to as “the Board”) approves the risk strategy and oversees the internal management and control systems. Specifically, in relation to the risk strategy, the Board approves the Group’s risk appetite statement, the core metrics (and their statements) and the main metrics by type of risk (and their statements), as well as the general risk management and control model.

The Board of Directors is also responsible for approving and monitoring the strategic and business plan, the annual budgets and management goals, as well as the investment and funding policy, in a consistent way and in line with the approved Risk Appetite Framework. For this reason, the processes for defining the Risk Appetite Framework proposals and strategic and budgetary planning at Group level are coordinated by the executive area for submission to the Board.

With the aim of ensuring the integration of the Risk Appetite Framework into management, on the basis established by the Board of Directors, the Executive Committee approves the metrics by type of risk in relation to concentration, profitability and reputational risk and the Group’s basic structure of limits at geographical area, risk type, asset type and portfolio level. This Committee also approves specific corporate policies for each type of risk.

Lastly, the Board has set up a Board committee focus in risks, the Risk Committee, that assists the Board and the Executive Committee in determining the Group’s risk strategy and the risk limits and policies, respectively, analyzing and assessing beforehand the proposals submitted to those bodies. The amendment of the Group’s risk strategy and of its elements is the exclusive power of the BBVA Board of Directors, while the Executive Committee is responsible for amending the metrics by type of risk within its scope of decision and the Group’s basic structure of limits, when applicable. In both cases, the amendments follow the same decision-making process described above, so the proposals for amendment are submitted by the Chief Risk Officer (“CRO”) and later analyzed, first by the Risks Committee, for later submission to the Board of Directors or to the Executive Committee, as appropriate.

Moreover, the Risks Committee, the Executive Committee and the Board itself conduct proper monitoring of the risk strategy implementation and of the Group’s risk profile. The risks function regularly reports on the development of the Group’s Risk Appetite Framework metrics to the Board and to the Executive Committee, after their analysis by the Risks Committee, whose role in this monitoring and control work is particularly relevant.

The head of the risk function in the executive hierarchy is the Group’s CRO, who carries out its functions with independence, authority, rank, experience, knowledge and resources to do so. He is appointed by the Board of the Bank as a member of its Senior Management, and has direct access to its corporate bodies (Board, Executive Standing Committee and Risk Committee), who reports regularly on the status of risks to the Group.

The CRO, for the utmost performance of its functions, is supported by a cross composed set of units in corporate risk and the specific risk units in the geographical and / or business areas of the Group structure. Each of these units is headed by a Risk Officer for the geographical and/or business area who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s CRO and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the Group’s corporate risk policies and goals.

Organizational structure and committees

The risk management function, as defined above, consists of risk units from the corporate area, which carry out cross-cutting functions, and risk units from the geographical and/or business areas.

•

The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the CRO, within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the CRO to the Bank’s corporate bodies. Their functions include

–	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

–	Risk planning aligned with the risk appetite framework principles defined by the Group.

–

Monitoring and control of the Group’s risk profile in relation to the risk appetite framework approved by the Bank’s corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

–	Prospective analyses to enable an evaluation of compliance with the risk appetite framework in stress scenarios and the analysis of risk mitigation mechanisms.

–	Management of the technological and methodological developments required for implementing the Model in the Group.

–

Design of the Group’s Internal Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit’s activities and processes.

–	Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

•

The risk units in the business units develop and present to the Risk Officer of the geographical and/or business area the risk appetite framework proposal applicable in each geographical and/or business area, independently and always within the Group’s strategy/risk appetite framework. They also ensure that the corporate policies and rules approved consistently at a Group level are applied, adapting them if necessary to local requirements; they are provided with appropriate infrastructures for management and control of their risks, within the global risk infrastructure framework defined by the corporate areas; and they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses, the determination of risk limits by portfolio or counterparty; and the admission of the operations involving the most relevant risks. The members of this Committee are the Group’s CRO and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The GRMC carries out its functions assisted by various support committees which include:

•	Global Technical Operations Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission in certain customer segments.

•

Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

•

Asset Allocation Committee: The executive body responsible for analysis and decision-making on all credit risk matters related to the processes intended for obtaining a balance between risk and return.

•

Technology & Analytics Committee: It ensures an appropriate decision-making process regarding the development, implementation and use of the tools and models required to achieve an appropriate management of those risks to which the BBVA Group is exposed.

•

Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

•

Global Markets Risk Unit Global Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units, as well as coordinating and approving GMRU key decisions activity, and developing and proposing to GRMC the corporate regulation of the unit.

•	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

•

Retail Risk Committee: It ensures the alignment of the practices and processes of the retail credit risk cycle with the approved risk tolerance and with the business growth and development objectives established in the corporate strategy of the Group

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group’s different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies integrated monitoring and control of the entire Group’s risks.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit whose main function is to ensure there is an adequate internal regulatory framework in place, together with a process and measures defined for each type of risk identified in the Group, (and for other types of risk that could potentially affect the Group, to oversee their application and operation, and to ensure that the risk strategy is integrated into the Group’s management. The Internal Risk

Control unit verifies the performance of their duties by the units that develop the risk models, manage the processes and execute the controls. Its scope is global both geographically and in terms of type of risk.

The Director of Group Internal Control Risk is responsible for the function, and reports its activities and work plans to the CRO and the Risk Committee of the Board, besides attending to it on issues deemed necessary.

For these purposes the Internal Risks Control department has a Technical Secretary’s Office, which offers the Committee the technical support it needs to better perform its duties.

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

Additionally, the Group has an Internal Validation unit, which reviews the performance of its duties by the units that develop risk models and of those who use them to manage. Its functions include, among others, review and independent validation, internally, of the models used for the control and management of the Group’s risks.

7.1.2	Risk appetite framework

The Group’s risk appetite framework, approved by the Board, determines the risks (and their level) that the Group is willing to assume to achieve its business objectives considering an organic evolution of its business. These are expressed in terms of solvency, liquidity and funding profitability, recurrent earnings, cost of risk or other metrics, which are reviewed periodically as well as in case of material changes to the entity’s business or relevant corporate transactions. The definition of the risk appetite has the following goals:

•	To express the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

•

To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) that could compromise the future viability of the Group.

•	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

•	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

•	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite framework is expressed through the following elements:

Risk appetite statement

Sets out the general principles of the Group’s risk strategy and the target risk profile. The Group’s Risk appetite statement is:

BBVA Group’s risk policy is designed to achieve a moderate risk profile for the entity, through: prudent management and a responsible universal banking business model targeted to value creation, risk-adjusted return and recurrence of results; diversified by geography, asset class, portfolio and clients; and with presence in emerging and developed countries, maintaining a medium/low risk profile in every country, and focusing on a long term relationship with the client.

Core metrics and statements

Based on the risk appetite statement, statements are established to set down the general risk management principles in terms of solvency, profitability, liquidity and funding.

•

Solvency: a sound capital position, maintaining resilient capital buffer from regulatory and internal requirements that supports the regular development of banking activity even under stress situations. As a result, BBVA proactively manages its capital position, which is tested under different stress scenarios from a regular basis.

•

Liquidity and funding: A sound balance-sheet structure to sustain the business model. Maintenance of an adequate volume of stable resources, a diversified wholesale funding structure, which limits the weight of short term funding and ensures the access to the different funding markets, optimizing the costs and preserving a cushion of liquid assets to overcome a liquidity survival period under stress scenarios.

•

Income recurrence and profitability: A sound margin-generation capacity supported by a recurrent business model based on the diversification of assets, a stable funding and a customer focus; combined with a moderate risk profile that limits the credit losses even under stress situations; all focused on allowing income stability and maximizing the risk-adjusted profitability.

In addition, the core metrics define, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement and are in line with the strategy of the Group. Each metric have three thresholds (traffic-light approach) ranging from a standard business management to higher deterioration levels: Management reference, Maximum appetite and Maximum capacity. The Group’s Core metrics are:

By type of risk metrics and statements

Based on the core metrics, statements are established for each type of risk reflecting the main principles governing the management of that risk and several metrics are calibrated, compliance with which enables compliance with the core metrics and the statement of the Group. By type of risk metrics define the strategic positioning per type of risk and have a maximum appetite level.

Basic limits structure (core limits)

The purpose of the basic limits structure or core limits is to manage risks on an ongoing basis within the thresholds tolerated by core and “by type of risk” metrics; so they are a breakdown by geography and portfolio of the same metrics or complementary metrics.

In addition to this framework, there’s a Management limits level that is defined and managed by the Risk Area developing the core limits, in order to ensure that the early management of risks by subcategories or by subportfolios complies with that core limits and, in general, with the risk appetite framework.

The following graphic summarizes the structure of BBVA’s Risk appetite framework:

The corporate risk area works with the various geographical and/or business areas to define their risk appetite framework, which will be coordinated with and integrated into the Group’s risk appetite to ensure that its profile fits as defined.

The risk appetite framework defined by the Group expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress. The risk appetite framework is integrated in the management and determines the basic lines of activity of the Group, because it sets the framework within the budget is developed.

During 2016, the Risk Appetite metrics evolved in line with the set profile.

7.1.3	Decisions and processes

The transfer of risk appetite framework to ordinary management is supported by three basic aspects:

•	A standardized set of regulations

•	Risk planning

•	Comprehensive management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

•	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

•	Simplicity: an appropriate and sufficient number of documents.

•	Standardization: a standardized name and content of document.

•	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

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

Risk planning

Risk planning ensures that the risk appetite framework is integrated into management through a cascade process for establishing limits and profitability adjusted to the risk profile, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process against the Group’s risk appetite framework in terms of solvency, profitability, liquidity and funding.

It has tools in place that allow the risk appetite framework defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is present within the rest of the Group’s planning framework so as to ensure consistency among all of them.

Daily risk management

All risks must be managed comprehensively during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

•	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

•	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

•	Formalization: includes the risk origination, approval and formalization stages.

•	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

•	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4	Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite framework approved by the corporate bodies, even in adverse scenarios. The materialization of this process has the following objectives:

•	Assess compliance with the risk appetite framework at the present time, through monitoring of the core metrics, metrics by type of risk and the basic structure of limits.

•

Assess compliance with the risk appetite framework in the future, through the projection of the risk appetite framework variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

•

Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite framework, through the development of a risk repository and an analysis of the impact of those risks.

•	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

•	Supervise the key variables that are not a direct part of the risk appetite framework, but that condition its compliance. These can be either external or internal.

This process is integrated in the activity of the risk units, both of the corporate area and in the business units, and it is carried out during the following phases:

•

Identification of risk factors, aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite framework.

•

Impact evaluation. This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite framework metrics, through the occurrence of a given scenario.

•

Response to undesired situations and realignment measures. Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

•	Monitoring. The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

•

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

With respect to human resources, the Group’s risk function has an adequate workforce, in terms of number, skills, knowledge and experience.

With regards to technology, the Group ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

•	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

•	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

•	Automation of the main processes making up the risk management cycle.

•	Appropriateness: provision of adequate information at the right time.

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

Also the risk units of geographical and / or business areas have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6	Risk culture

BBVA considers risk culture to be an essential element for consolidating and integrating the other components of the Model. The culture transfers the implications that are involved in the Group’s activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

•

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

•

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

•

Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc. which contribute to the achievement Model objectives.

7.2	Risk factors

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

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

•	Macroeconomic and geopolitical risks

According to the latest information available, global growth remains stable at approximately 3% year-on- year. Throughout the year there was an increase in the dynamism of global trade, the manufacturing cycle and the confidence indicators, due to lax monetary conditions, fiscal policies that, although not expansive, are also not cyclical, moderate raw material prices, especially oil prices (which favors the demand of importing economies) and the gradual reduction of the accumulated private leverage excess in developed economies. All of this would favor a slight improvement in global growth in 2017.

The risks of this scenario are compounded by:

–	increasing vulnerabilities in China caused by the accumulation of corporate debt;

–	uncertainty about the effective implementation of Great Britain’s UE exit process;

–	uncertainty arising from the potential increase in trade protectionism. All this in a complex geopolitical environment

The remaining events that make up the uncertainties for 2017, which could affect the valuation of the Group’s holdings in certain countries:

–

Upward inflationary pressure and downward pressure on Mexico’s growth. The Central Bank of Mexico (Banxico) has continued the interest rate increases since the end of 2015, around 50 basis points per quarter, to 5.75% in December. Next steps are likely to go in the same direction to counteract upward inflationary pressure and expectations against the depreciation of the Mexican peso (in 2016, -13.1% year-on-year depreciation against the euro). This behavior results from the deterioration of Mexico’s growth expectations, assuming a less favorable framework for trade relations with the United States.

–

In terms of geopolitical tensions in some geographies, it is noteworthy the uncertainty following the attempt of coup d’etat last July in Turkey, which together with the tightening of global financing conditions favors an intense slowdown in economic growth.

In this regard, the Group’s geographical diversification is a key element in achieving a high level of revenue recurrence, despite the environmental conditions and economic cycles of the economies in which it operates.

•	Regulatory and reputational risks

–

Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation.

–

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

•	Business, operational and legal risks

–

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

–

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

–

The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings which economic consequences are difficult to determine. The Group manages and monitors these proceedings to defend its interests, where necessary allocating the corresponding provisions to cover them, following the expert criteria of internal lawyers and external attorneys responsible for the legal handling of the procedures, in accordance with applicable legislation.

7.3	Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

•	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the internal relevant body.

•	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

•	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

•	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

•

At the business area level: they are responsible for adapting the Group’s criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

–

Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

–

Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group’s corporate policies.

7.3.1	Credit risk exposure

In accordance with IFRS 7, “Financial Instruments: Disclosures” the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2016, 2015 and 2014 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros

Maximum Credit Risk Exposure	Notes	2016	2015	2014

Financial assets held for trading	10	31,995	37,424	39,028
Debt securities		27,166	32,825	33,883
Government		24,165	29,454	28,212
Credit institutions		1,652	1,765	3,048
Other sectors		1,349	1,606	2,623
Equity instruments		4,675	4,534	5,017
Customer lending		154	65	128
Other financial assets designated at fair value through profit or loss	11	2,062	2,311	2,761
Loans and advances to credit institutions		-	62	-
Debt securities		142	173	737
Government		84	132	141
Credit institutions		47	29	16
Other sectors		11	11	580
Equity instruments		1,920	2,075	2,024
Available-for-sale financial assets	12	79,553	113,710	95,049
Debt securities		74,739	108,448	87,679
Government		55,047	81,579	63,764
Credit institutions		5,011	8,069	7,377
Other sectors		14,682	18,800	16,538
Equity instruments		4,814	5,262	7,370
Loans and receivables		482,011	490,580	390,362
Loans and advances to central banks	13.1	8,894	17,830	5,429
Loans and advances to credit institutions	13.1	31,416	29,368	25,371
Loans and advances to customers	13.2	430,474	432,856	352,900
Government		34,873	38,611	37,113
Agriculture		4,312	4,315	4,348
Industry		57,072	56,913	37,580
Real estate and construction		37,002	38,964	33,152
Trade and finance		47,045	43,576	43,880
Loans to individuals		192,281	194,288	158,586
Other		57,889	56,188	38,242
Debt securities	13.3	11,226	10,526	6,663
Government		4,709	3,275	5,608
Credit institutions		37	125	81
Other sectors		6,481	7,126	975
Held-to-maturity investments	14	17,710	-	-
Government		16,049	-	-
Credit institutions		1,515	-	-
Other sectors		146	-	-
Derivatives (trading and hedging)		54,122	49,350	47,248
Total Financial Assets Risk		667,454	693,375	574,448
Loan commitments given		107,254	123,620	96,714
Financial guarantees given		18,267	19,176	14,398
Other Commitments given		42,592	42,813	28,881
Total Loan commitments and financial guarantees	33	168,113	185,609	139,993
Total Maximum Credit Exposure		835,567	878,984	714,441

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

•

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of derivatives and hedging derivatives.

•	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

•	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

–

The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market). As indicated in Note 2.2.1, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

–

The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

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

The breakdown by counterparty and product of loans and advances, net of impairment losses, classified in the different headings of the assets, as of December 31, 2016 and 2015 is shown below:

	Millions of euros
December 2016	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	373	-	246	8,125	2,507	11,251
Credit card debt	-	1	-	1	1,875	14,719	16,596
Trade receivables		2,091	-	998	20,246	418	23,753
Finance leases	-	261	-	57	8,647	477	9,442
Reverse repurchase loans	81	544	15,597	6,746	-	-	22,968
Other term loans	8,814	29,140	7,694	6,878	136,105	167,892	356,524
Advances that are not loans	-	2,410	8,083	2,082	1,194	620	14,389
Loans and advances	8,894	34,820	31,373	17,009	176,192	186,633	454,921

of which: mortgage loans [Loans collateralized by immovable property]		4,722	112	690	44,406	132,398	182,328
of which: other collateralized loans		3,700	15,191	8,164	21,863	6,061	54,979
of which: credit for consumption						44,504	44,504
of which: lending for house purchase						127,606	127,606
of which: project finance loans					19,269		19,269

	Millions of euros
December 2015	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	783	-	38	8,356	2,050	11,228
Credit card debt	-	1	-	2	1,892	15,057	16,952
Trade receivables		3,055	-	800	19,605	411	23,871
Finance leases	-	301	-	420	7,534	1,103	9,357
Reverse repurchase loans	149	326	11,676	4,717	9	-	16,877
Other term loans	10,017	31,971	8,990	5,968	134,952	168,729	360,626
Advances that are not loans	7,664	2,108	8,713	2,261	919	863	22,528
Loans and advances	17,830	38,544	29,379	14,206	173,267	188,213	461,438

of which: mortgage loans [Loans collateralized by immovable property]		4,483	264	656	43,961	135,102	184,466
of which: other collateralized loans		3,868	12,434	6,085	22,928	6,131	51,446
of which: credit for consumption						40,906	40,906
of which: lending for house purchase						126,591	126,591
of which: project finance loans					21,141		21,141

7.3.2	Mitigation of credit risk, collateralized credit risk and other credit enhancements

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

•

Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Loans and receivables:

–	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

–

Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the own customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

–	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of December 31, 2016, 2015 and 2014 excluding balances deemed impaired, is broken down in Note 13.2.

•	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.3.3	Credit quality of financial assets that are neither past due nor impaired

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

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, general governments, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

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

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2016:

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

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of BBVA, S.A., Bancomer, Compass and subsidiaries in Spain as of December 31, 2016 and 2015:

	December 2016		December 2015
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	35,430	11.84%	27,913	9.17%
A+/A/A-	58,702	19.62%	62,798	20.64%
BBB+	43,962	14.69%	43,432	14.27%
BBB	27,388	9.15%	28,612	9.40%
BBB-	41,713	13.94%	40,821	13.41%
BB+	32,694	10.92%	28,355	9.32%
BB	19,653	6.57%	23,008	7.56%
BB-	13,664	4.57%	12,548	4.12%
B+	10,366	3.46%	8,597	2.83%
B	4,857	1.62%	5,731	1.88%
B-	3,687	1.23%	3,998	1.31%
CCC/CC	7,149	2.39%	18,488	6.08%
Total	299,264	100.00%	304,300	100.00%

7.3.4	Past due but not impaired and impaired secured loans risks

The table below provides details by counterpart and by product of past due risks but not considered to be impaired, as of December 31, 2016 and 2015, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated, and the specific allowances for individually estimated and for collectively estimated (see Note 2.2.1):

Millions of Euros
December 2016	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually estimated	Specific allowances for financial assets, collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days < 90 days
Debt securities	-	-	-	272	128	(120)	(24)	(46)	(1)
Loans and advances	3,384	696	735	22,925	12,133	(3,084)	(7,708)	(5,224)	(29,346)
Central banks	-	-	-	-	-	-	-	-	-
General governments	66	-	2	295	256	(19)	(20)	(13)	(13)
Credit institutions	3	-	82	10	3	-	(7)	(36)	(5)
Other financial corporations	4	7	21	34	8	(6)	(20)	(57)	(6)
Non-financial corporations	968	209	204	13,786	6,383	(2,602)	(4,801)	(2,789)	(18,020)
Households	2,343	479	426	8,801	5,483	(458)	(2,860)	(2,329)	(11,303)
TOTAL	3,384	696	735	23,197	12,261	(3,204)	(7,733)	(5,270)	(29,347)

Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	79	15	29	562	249	(70)	(243)
Credit card debt	377	88	124	643	114	(11)	(518)
Trade receivables	51	15	13	424	87	(67)	(271)
Finance leases	188	107	59	516	252	(18)	(246)
Reverse repurchase loans	-	-	82	1	-	-	(1)
Other term loans	2,685	469	407	20,765	11,429	(2,909)	(6,427)
Advances that are not loans	5	-	21	14	2	(10)	(2)
of which: mortgage loans (Loans collateralized by inmovable property)	1,202	265	254	16,526	9,008	(1,256)	(4,594)
of which: other collateralized loans	593	124	47	1,129	656	(93)	(181)
of which: credit for consumption	1,186	227	269	1,622	455	(145)	(1,023)
of which: lending for house purchase	883	194	105	6,094	4,546	(140)	(1,408)
of which: project finance loans	138	-	0	253	105	(76)	(71)

(*)	In the appendix X there is a breakdown of loans and advances in the heading of Loans and receivables impaired by geographical areas

Millions of Euros
December 2015	Past due but not impaired			Impaired assets (*)	Carrying amount of the impaired assets	Specific allowances for financial assets, individually estimated	Specific allowances for financial assets, collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days < 90 days
Debt securities	-	-	-	81	46	(21)	(14)	(113)	-
Loans and advances	3,445	825	404	25,358	12,527	(3,830)	(9,001)	(5,911)	(26,143)
Central banks	-	-	-	-	-	-	-	-	-
General governments	154	278	2	194	157	(14)	(23)	(30)	(19)
Credit institutions	-	-	-	25	9	(11)	(6)	(34)	(5)
Other financial corporations	7	1	14	67	29	(11)	(27)	(124)	(5)
Non-financial corporations	838	148	48	16,254	7,029	(3,153)	(6,071)	(3,096)	(15,372)
Households	2,446	399	340	8,817	5,303	(641)	(2,873)	(2,626)	(10,743)
TOTAL	3,445	825	404	25,439	12,573	(3,851)	(9,015)	(6,024)	(26,143)

Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	134	13	7	634	204	(106)	(324)
Credit card debt	389	74	126	689	161	(24)	(503)
Trade receivables	98	26	22	628	179	(119)	(330)
Finance leases	136	29	21	529	222	(31)	(276)
Reverse repurchase loans	1	-	-	1	1	-	(1)
Other term loans	2,685	682	227	22,764	11,747	(3,540)	(7,477)
Advances that are not loans	2	-	-	113	13	(10)	(89)
of which: mortgage loans (Loans collateralized by inmovable property)	1,342	266	106	16,526	9,767	(1,705)	(5,172)
of which: other collateralized loans	589	102	27	1,129	809	(182)	(157)
of which: credit for consumption	957	164	220	1,543	404	(129)	(1,010)
of which: lending for house purchase	616	174	110	5,918	4,303	(293)	(1,322)
of which: project finance loans	3	-	1	276	66	(32)	(178)

(*)	In the appendix X there is a breakdown of the impaired loans and advances by geographical areas.

The breakdown of loans and advances of loans and receivables, impaired and accumulated impairment by sectors as of December 31, 2016 and 2015 is as follows:

	Millions of Euros
December 2016	Of which: non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	295	(52)	0.8%
Credit institutions	10	(42)	0.0%
Other financial corporations	34	(82)	0.2%
Non-financial corporations	13,786	(10,192)	7.4%
Agriculture, forestry and fishing	221	(188)	5.1%
Mining and quarrying	126	(83)	3.3%
Manufacturing	1,569	(1,201)	4.5%
Electricity, gas, steam and air conditioning supply	569	(402)	3.2%
Water supply	29	(10)	3.5%
Construction	5,358	(3,162)	26.3%
Wholesale and retail trade	1,857	(1,418)	6.2%
Transport and storage	442	(501)	4.5%
Accommodation and food service activities	499	(273)	5.9%
Information and communication	112	(110)	2.2%
Real estate activities	1,441	(1,074)	8.7%
Professional, scientific and technical activities	442	(380)	6.0%
Administrative and support service activities	182	(107)	7.3%
Public administration and defense, compulsory social security	18	(25)	3.0%
Education	58	(31)	5.4%
Human health services and social work activities	89	(88)	1.8%
Arts, entertainment and recreation	84	(51)	5.1%
Other services	691	(1,088)	4.2%
Households	8,801	(5,648)	4.6%
LOANS AND ADVANCES	22,925	(16,016)	5.0%

	Millions of Euros
December 2015	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	194	(67)	0.5%
Credit institutions	25	(51)	0.1%
Other financial corporations	67	(162)	0.5%
Non-financial corporations	16,254	(12,321)	8.8%
Agriculture, forestry and fishing	231	(180)	5.4%
Mining and quarrying	192	(114)	4.7%
Manufacturing	1,947	(1,729)	5.8%
Electricity, gas, steam and air conditioning supply	250	(395)	1.4%
Water supply	44	(23)	5.2%
Construction	6,585	(4,469)	30.1%
Wholesale and retail trade	1,829	(1,386)	6.3%
Transport and storage	616	(607)	6.4%
Accommodation and food service activities	567	(347)	7.0%
Information and communication	110	(100)	2.3%
Real estate activities	1,547	(1,194)	9.1%
Professional, scientific and technical activities	944	(454)	12.8%
Administrative and support service activities	224	(148)	6.9%
Public administration and defence, compulsory social security	18	(25)	2.8%
Education	26	(19)	2.6%
Human health services and social work activities	82	(91)	1.8%
Arts, entertainment and recreation	100	(63)	6.6%
Other services	942	(977)	6.1%
Households	8,817	(6,140)	4.5%
LOANS AND ADVANCES	25,358	(18,742)	5.5%

The changes in 2016, 2015 and 2014 of impaired financial assets and guarantees are as follow:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2016	2015	2014
Balance at the beginning	26,103	23,234	25,978
Additions (*)	11,133	14,872	8,874
Decreases (**)	(7,633)	(6,720)	(7,172)
Net additions	3,500	8,152	1,702
Amounts written-off	(5,592)	(4,989)	(4,720)
Exchange differences and other	(134)	(295)	274
Balance at the end	23,877	26,103	23,234

(*)	Includes the balance amounts attributable to Catalunya Banc upon its consolidation in April 2015 of €3,969 million and Garanti Group in July 2015 of €1,845 million.

(**)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Notes 20 and 21 to the consolidated financial statement for additional information).

The changes in 2016, 2015 and 2014 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”), is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2016	2015	2014
Balance at the beginning	26,143	23,583	20,752
Acquisition of subsidiaries in the year	-	1,362	-
Increase:	5,699	6,172	4,878
Decrease:	(2,384)	(4,830)	(2,204)
Re-financing or restructuring	(32)	(28)	(3)
Cash recovery (Note 47)	(541)	(490)	(443)
Foreclosed assets	(210)	(159)	(116)
Sales of written-off	(45)	(54)	(66)
Debt forgiveness	(864)	(3,119)	(1,231)
Time-barred debt and other causes	(692)	(980)	(345)
Net exchange differences	(111)	(144)	156
Balance at the end	29,347	26,143	23,583

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred financial asset, the financial asset is condoned, or other reasons.

7.3.5	Impairment losses

Below are the changes in 2016 and 2015, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

	Millions of Euros
December 2016	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due toamounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss

Equity instruments
Specific allowances for financial assets, individually estimated	(3,851)	(765)	351	283	749	30	(3,204)	2
Debt securities	(21)	(164)	3	64	-	(1)	(120)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(20)	-	-	5	-	-	(15)	-
Other financial corporations	(2)	(26)	-	26	-	-	(2)	-
Non-financial corporations	-	(138)	3	33	-	(1)	(103)	-
Loans and advances	(3,830)	(601)	348	220	749	31	(3,084)	2
Central banks	-	-	-	-	-	-	-	-
General governments	(14)	-	2	-	(6)	-	(19)	-
Credit institutions	(11)	-	-	-	10	-	-	-
Other financial corporations	(11)	(3)	1	-	6	3	(6)	-
Non-financial corporations	(3,153)	(494)	310	206	525	4	(2,602)	-
Households	(641)	(104)	35	13	214	24	(458)	2
Specific allowances for financial assets, collectively estimated	(9,015)	(6,146)	2,357	5,390	(872)	553	(7,733)	538
Debt securities	(14)	(2)	3	-	(10)	(1)	(24)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-
Other financial corporations	(14)	(2)	3	-	(10)	(1)	(24)	-
Non-financial corporations	-	-	-	-	-	-	-	-
Loans and advances	(9,001)	(6,144)	2,354	5,390	(862)	554	(7,708)	538
Central banks	-	-	-	-	-	-	-	-
General governments	(23)	(2)	18	6	(21)	2	(20)	1
Credit institutions	(6)	(2)	3	-	-	(3)	(7)	-
Other financial corporations	(27)	(31)	8	22	5	4	(20)	-
Non-financial corporations	(6,071)	(3,211)	1,848	3,051	(804)	386	(4,801)	335
Households	(2,873)	(2,898)	476	2,312	(42)	165	(2,860)	203
Collective allowances for incurred but not reported losses on financial assets	(6,024)	(1,558)	1,463	88	775	(15)	(5,270)	1
Debt securities	(113)	(11)	15	1	64	-	(46)	-
Loans and advances	(5,911)	(1,546)	1,449	87	711	(15)	(5,224)	-
Total	(18,890)	(8,470)	4,172	5,762	652	568	(16,206)	541

	Millions of euros
December 2015	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due toamounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss

Equity instruments
Specific allowances for financial assets, individually estimated	(2,563)	(1,375)	27	384	154	(479)	(3,851)	-
Debt securities	(21)	(4)	4	-	-	-	(21)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(17)	(2)	1	-	(1)	-	(20)	-
Other financial corporations	(4)	(2)	4	-	1	-	(2)	-
Non-financial corporations	-	-	-	-	-	-	-	-
Loans and advances	(2,542)	(1,371)	23	384	154	(478)	(3,830)	-
Central banks	-	-	-	-	-	-	-	-
General governments	(9)	(4)	13	-	1	(15)	(14)	-
Credit institutions	(13)	(0)	3	-	-	-	(11)	-
Other financial corporations	-	(240)	1	-	233	(5)	(11)	-
Non-financial corporations	(2,175)	(872)	(1)	159	(242)	(22)	(3,153)	-
Households	(345)	(254)	8	225	162	(436)	(641)	-
Specific allowances for financial assets, collectively estimated	(7,956)	(4,797)	1,408	4,778	234	(2,681)	(9,015)	490
Debt securities	(12)	(2)	3	-	-	(3)	(14)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-
Other financial corporations	(12)	(2)	3	-	-	(3)	(14)	-
Non-financial corporations	-	-	-	-	-	-	-	-
Loans and advances	(7,944)	(4,795)	1,404	4,778	234	(2,678)	(9,001)	490
Central banks	-	-	-	-	-	-	-	-
General governments	(16)	(11)	5	3	(13)	9	(23)	-
Credit institutions	(5)	(11)	2	-	9	(2)	(6)	1
Other financial corporations	(21)	(36)	1	23	(3)	8	(27)	-
Non-financial corporations	(5,434)	(2,357)	1,170	2,421	(56)	(1,815)	(6,071)	301
Households	(2,469)	(2,381)	227	2,331	297	(877)	(2,873)	187
Collective allowances for incurred but not reported losses on financial assets	(3,829)	(578)	576	110	(486)	(1,817)	(6,024)	-
Debt securities	(42)	(9)	6	-	(67)	(1)	(113)	-
Loans and advances	(3,787)	(569)	570	110	(420)	(1,816)	(5,911)	-
Total	(14,348)	(6,750)	2,011	5,272	(98)	(4,977)	(18,890)	490

7.3.6	Refinancing and restructuring operations

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

•	This analysis is carried out from the overall customer or group perspective.

•	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

•	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

•	The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

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

•	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

•	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

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

•	Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

•	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “standard under special monitoring” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and sufficiency of the new guarantees provided.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

•

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; or

•

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “ standard under special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “standard under special monitoring” to be reclassified out of this category are as follows:

•	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan;

•	At least two years must have elapsed since completion of the renegotiation or restructuring of the loan;

•

The customer must have paid at least 10% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

•

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

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured and renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).”

For quantitative information on refinancing and restructuring operations see Appendix X.

7.4	Market risk

7.4.1	Market risk portfolios

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

•

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

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2016 and 2015 in which there is a market risk in trading activity subject to this measurement:

	Millions of Euros
	December 2016		December 2015
Headings of the balance sheet under market risk	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)
Assets subject to market risk
Financial assets held for trading	64,623	1,480	64,370	4,712
Available for sale financial assets	7,119	28,771	8,234	50,088
‘Of which: Equity instruments	-	3,559	-	4,067
Hedging derivatives	1,041	1,415	528	1,888
Liabilities subject to market risk
Financial liabilities held for trading	47,491	2,223	42,550	6,277
Hedging derivatives	1,305	689	1,128	806

(*)	Includes mainly assets and liabilities managed by COAP.

Although the prior table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 66% of the Group’s trading-book market risk. For the rest of the geographical areas (mainly South America, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in BBVA S.A., BBVA Bancomer, BBVA Chile, BBVA Colombia, Compass Bank and Garanti.

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

In the case of South America (except BBVA Chile and BBVA Colombia), a parametric methodology is used to measure risk in terms of VaR.

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

•

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

Market risk in 2016

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During 2016 the average VaR was €29 million, above 2015 figure, with a high on January 28, of €38 m. The evolution in the BBVA Group’s market risk during 2016, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 58% of the total at the end of 2016 (this figure includes the spread risk). The relative weight has increased compared with the close of 2015 (48%). Exchange-rate risk accounts 13%, decreasing its proportion with respect to December 2015 (21%), while equity, volatility and correlation risk have decreased, with a weight of 29% at the close of 2016 (vs. 32% at the close of 2015).

As of December 31, 2016, 2015 and 2014 the balance of VaR was €26 million, €24 million and €25 million respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2016
VaR average in the period	28	10	4	11	(23)	29
VaR max in the period	30	16	4	11	(23)	38
VaR min in the period	21	10	1	11	(20)	23
End of period VaR	29	7	2	12	(24)	26

December 2015
VaR average in the period						24
VaR max in the period	32	5	3	9	(18)	30
VaR min in the period	20	6	3	9	(17)	21
End of period VaR	21	9	3	11	(20)	24

December 2014
VaR average in the period						23
VaR max in the period	31	6	4	10	(22)	28
VaR min in the period	24	4	3	11	(23)	20
End of period VaR	30	5	2	7	(20)	25

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

Two types of backtesting have been carried out during the year 2016:

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

For the period between the end of 2015 and the end of 2016, it was carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the internal VaR calculation model. At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the “green” zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

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

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of births in the selected historical window. The advantage of this resampling methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) flexibility in the inclusion of new risk factors and c) to allow the introduction of a lot of variability in the simulations (desirable to consider extreme events).

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of December 31, 2016 is as follows:

	Millions of Euros
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Chile	Turkey
Expected Shortfall	(92)	(42)	(5)	-	(4)	(1)	(7)	(24)

7.4.2	Structural risk

The Assets and Liabilities Committee (ALCO) is the key body for the management of structural risks relating to liquidity/funding, interest rates, solvency and currency rates. Every month, with representatives from the areas of Finance, Risks and Business Areas, this committee monitors the above risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of guaranteeing recurrent earnings and preserving the entity’s solvency. All the balance-sheet management units have a local ALCO, assisted constantly by the members of the Corporate Center. There is also a corporate ALCO where the management strategies in the Group’s subsidiaries are monitored and presented.

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

ALCO monitors the interest-rate risk metrics and the Finance area carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance-sheets and for BBVA Group as a whole; and complying with current and future regulatory requirements.

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

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted, at least on an annual basis, to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of average sensitivities to net interest income and value of the main entities in BBVA Group in 2016:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - December 2016	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe (***)	14.12%	(7.09%)	4.90%	(3.62%)
Mexico	2.13%	(2.02%)	(2.42%)	2.55%
USA	8.91%	(8.30%)	0.41%	(7.57%)
Turkey	(6.64%)	4.64%	(2.78%)	3.84%
South America	2.40%	(2.41%)	(2.82%)	3.04%
BBVA Group	4.15%	(2.89%)	2.69%	(2.47%)

(*)	Percentage of “1 year” net interest income forecast for each unit.

(**)	Percentage of net assets for each unit.

(***)	In Europe downward movement allowed until more negative level than current rates.

In 2016 in Europe monetary policy has remained expansionary, which pushed interest rates lower, towards more negative levels in short term rates. In The United States, Fed’s reference interest rate continues the upward cycle initiated in 2015. While in Mexico, the upward interest rates cycle has intensified given the Mexican peso evolution and the inflation prospects, setting the rates level at the maximum since 2009. In Turkey, the weakness of the Turkish lira has led to a rise in rates in the last quarter of the year following declines in the first three quarters. The main economies of South America appear to have completed the cycle of increases initiated at the end of 2015.

The BBVA Group in all its Balance Sheet Management Units (“BSMUs”) maintains a positive sensitivity in its net interest income to an increase in interest rates. Turkey, helps to diversify the Group’s net exposure due to the opposite direction of its position on Europe. The higher sensitivities in the net interest income, relatively speaking, are observed in mature markets (Europe and USA), where, however, the negative sensitivity in their net interest income to decrease in interest rates is limited by the plausible downward trend in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Assets and Liabilities Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

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

As for the market, in 2016 it is noteworthy the US dollar strength, boosted by higher yields, and the outperformance of the currencies of Andean area, while Mexican peso and Turkish lira depreciate against USD dollar, affected by higher uncertainty and concerns about the growth in these economies.

The Group’s structural exchange-rate risk exposure level has decreased since the end of 2015 mostly due to the increased hedging, focused on Mexican peso and Turkish lira, intended to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro. The risk mitigation level in capital ratio due to the book value of BBVA Group’s holdings in foreign emerging currencies stood at around 70% and, as of the end of the year, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar: +1.2 bps; Mexican peso -0.2 bps; Turkish Lira -0.2 bps; other currencies: -0.3 bps. On the other hand, hedging of emerging-currency denominated earnings of 2016 stood at 47%, concentrated in Mexican peso and Turkish lira.

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

In the market, it is remarkable the underperformance of European stock markets in 2016, while main US stock exchange indices have reached historical maximum levels. It is also noteworthy the upsurge in stock prices volatility , and the initial shock in the financial markets after the Brexit, due to the policy uncertainty that this process entails and its potential impact on the Eurozone growth expectations. This effect led to a deterioration of capital gains accumulated in the Group’s equity portfolios as of the end of the year, although it faded away as main equity indices have recovered pre-Brexit levels.

Structural equity risk, measured in terms of economic capital, has decreased in the period as a result of the reduction of the stake in China Citic Bank, along with lower positioning in some sectors.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio stood at around -€38 million as of December 31, 2016. This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on the same underlyings.

7.4.3	Financial Instruments compensation

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

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a purchase agreement there is a high volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2016 and 2015:

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
December 2016	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	59,374	13,587	45,788	32,146	6,571	7,070
Reverse repurchase, securities borrowing and similar agreements	35	25,833	2,912	22,921	23,080	174	(333)
Total Assets		85,208	16,499	68,709	55,226	6,745	6,738

Trading and hedging derivatives	10, 15	59,545	14,080	45,465	32,146	7,272	6,047
Repurchase, securities lending and similar agreements	35	49,474	2,912	46,562	47,915	176	(1,529)
Total Liabillities		109,019	16,991	92,027	80,061	7,448	4,518

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
December 2015	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	52,244	7,805	44,439	30,350	5,493	8,597
Reverse repurchase, securities borrowing and similar agreements	35	21,531	4,596	16,935	17,313	24	(402)
Total Assets		73,775	12,401	61,374	47,663	5,517	8,195

Trading and hedging derivatives	10, 15	53,298	8,423	44,876	30,350	9,830	4,696
Repurchase, securities lending and similar agreements	35	72,998	4,596	68,402	68,783	114	(495)
Total Liabillities		126,296	13,019	113,278	99,133	9,944	4,201

7.5	Liquidity risk

7.5.1	Liquidity risk management

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A., within the Euro currency scope, which includes BBVA Portugal.

Finance Division, through Global ALM, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMUs and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

As first core element, the Bank’s target behavior in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resistance in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a level of requirement for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

Throughout 2016 the level of the LCR for BBVA Group has remained above 100%. At the European level the LCR ratio was effective beginning October 1, 2015, with an initial required level of 60%, and a phased-in level of up to 100% in 2018.

The LtSCD measures the relation between the net credit investment and stable funds. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

Customer funds captured and managed by business units are defined as stable customer funds. These funds usually show little sensitivity to market changes and are largely non-volatile in terms of aggregate amounts per operation, thanks to customer linkage to the unit. Stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing an established relationship and applying bigger haircuts to the funding lines of less stable customers. The main base of stable funds is composed of deposits by individual customers and small businesses.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2016, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

	LtSCD by LMU
	December 2016	December 2015
Group (average)	113%	116%
Eurozone	113%	116%
Bancomer	113%	110%
Compass	108%	112%
Garanti	124%	128%
Other LMUs	107%	111%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers. Regarding long-term funding, the maturity profile does not show significant concentrations, which enables adaptation of the anticipated issuance schedule to the best financial conditions of the markets. Finally, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both per counterparty and per instrument type.

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

Each entity maintains an individual liquidity buffer, both Banco Bilbao Vizcaya Argentaria SA and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2016 and 2015 for the most significant entities:

	Millions of Euros
December 2016	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and balances with central banks	16,038	8,221	1,495	4,758	6,504
Assets for credit operations with central banks	50,706	4,175	26,865	4,935	4,060
Central governments issues	30,702	1,964	1,084	4,935	3,985
Of Which: Spanish government securities	23,353	-	-	-	-
Other issues	20,005	2,212	8,991	-	75
Loans	-	-	16,790	-	-
Other non-eligible liquid assets	6,884	938	662	1,478	883
ACCUMULATED AVAILABLE BALANCE	73,629	13,335	29,022	11,171	11,447

AVERAGE BALANCE	68,322	13,104	27,610	12,871	11,523

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

	Millions of Euros
December 2015	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other

Cash and balances with central banks	10,939	6,936	3,214	6,585	7,122
Assets for credit operations with central banks	51,811	5,534	22,782	4,302	4,559
Central governments issues	31,314	2,303	8,086	4,186	3,654
Of Which: Spanish government securities	25,317	-	-	-	-
Other issues	20,497	3,231	479	116	905
Loans	-	-	14,217	-	-
Other non-eligible liquid assets	5,760	757	20	1,680	229
ACCUMULATED AVAILABLE BALANCE	68,510	13,227	26,016	12,567	11,910

AVERAGE BALANCE	67,266	12,222	24,282	12,418	10,863

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A., Catalunya Banc, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

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

For each of the scenarios, a check is carried out whether the Bank has a sufficient liquid assets to meet the liquidity commitments/outflows in the various periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the bank’s asset quality.

The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis, during a period in general longer than 3 months for LMUs, including a major downgrade in the bank’s rating (by up to three notches).

Beside the results of stress exercises and risk metrics, Early Warning Indicators play an important role in the corporate model and also in the Liquidity Contingency Plan. These are mainly financing structure indicators, related to asset encumbrance, counterparty concentration, outflows of customer deposits, unexpected use of credit lines, and market indicators, which help to anticipate potential risks and capture market expectations.

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2016 and 2015:

	Millions of Euros

December 2016 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Cash, cash balances at central banks and other demand deposits	23,191	13,825	-	-	-	-	-	-	-	-	37,016
Deposits in credit entities	991	4,068	254	155	48	72	117	87	122	4,087	10,002
Deposits in other financial institutions	1	1,192	967	675	714	532	1,330	918	942	336	7,608
Reverse repo, securities borrowing and margin lending	-	20,232	544	523	-	428	500	286	124	189	22,826
Loans and Advances	591	20,272	25,990	22,318	16,212	15,613	44,956	35,093	55,561	133,589	370,195
Securities’ portfolio settlement	-	708	3,566	3,688	2,301	4,312	19,320	10,010	16,662	51,472	112,039

	Millions of Euros

December 2016 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Wholesale funding	419	7,380	2,943	5,547	3,463	5,967	7,825	5,963	14,016	31,875	85,397
Deposits in financial institutions	6,762	5,365	1,181	2,104	800	2,176	746	1,156	859	3,714	24,862
Deposits in other financial institutions and international agencies	15,375	6,542	8,624	3,382	2,566	1,897	1,340	686	875	2,825	44,114
Customer deposits	206,140	49,053	25,522	15,736	11,863	11,343	8,619	5,060	781	936	335,052
Securitiy pledge funding	-	38,153	3,561	1,403	1,004	912	1,281	640	23,959	1,712	72,626
Derivatives (net)	-	(2,123)	(95)	(190)	(111)	(326)	(132)	(82)	(105)	(47)	(3,210)

	Millions of Euros

December 2015 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Cash, cash balances at central banks and other demand deposits	34,796	-	-	-	-	-	-	-	-	-	34,796
Deposits in credit entities	1,077	4,594	766	260	70	42	520	6	950	3,988	12,273
Deposits in other financial institutions	7	1,246	401	628	595	526	448	495	977	275	5,600
Reverse repo, securities borrowing and margin lending	-	12,348	853	546	201	2,323	10	84	125	370	16,859
Loans and Advances	1,364	21,639	25,624	23,777	16,750	18,477	40,512	33,835	54,790	140,602	377,371
Securities’ portfolio settlement	484	2,001	4,014	7,073	7,835	4,129	11,944	14,722	20,366	59,755	132,324

	Millions of Euros

December 2015 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Wholesale funding	7	5,106	9,093	5,751	2,222	5,160	15,856	7,845	11,072	33,840	95,953
Deposits in financial institutions	4,932	6,271	2,064	2,783	995	1,952	2,314	1,110	1,283	4,270	27,975
Deposits in other financial institutions and international agencies	13,380	8,907	6,494	2,939	2,442	2,217	205	12	7	274	36,877
Customer deposits	193,079	29,003	22,846	15,983	13,517	13,751	14,076	4,615	1,447	1,190	309,508
Securitiy pledge funding	-	50,042	11,166	1,197	495	966	2,253	15,045	1,815	1,103	84,081
Derivatives (net)	1	(2,621)	(208)	(21)	(253)	(74)	120	(220)	14	(95)	(3,357)

The matrix shows the retail nature of the funding structure, with a loan portfolio being mostly funded by customer deposits. On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customers sight accounts whose behavior shows a high level of stability. According to internal methodology they are estimated to mature on average in more than three years.

Long and short term wholesale funding markets were stable in 2016. The ECB carried out the new program Targeted Longer-Term Refinancing Operations (TLTRO II), based on four quarterly targeted 4 years refinancing operations, with the aim of boosting channeled lending and improving financial conditions for the whole European economy. In the first auction the Euro LMU took €23.7 billion after amortizing €14 billion in previous TLTRO auctions. In addition, over the whole year the Euro LMU made issues in the public market for €6,350 million, which has allowed it to obtain funding at favorable price conditions.

In Mexico, the liquidity position is still solid in spite of the market volatility after the US elections. Dependence on wholesale funding remains relatively low, where the good dynamics of customers funds have enabled a low appeal to wholesale markets, satisfied at the local market.

In United States, the decrease in the credit gap during the year has diminished the need of wholesale funding, staying in a comfortable liquidity situation during 2016.

In Turkey, despite geopolitical tension and downgrading of Moody’s credit rating, the domestic environment has remained stable, with no pressure on funding sources, favored by global stability and by the measures adopted by the Central Bank of Turkey (CBRT). The liquidity position of the rest of subsidiaries has continued to be comfortable, maintaining a solid liquidity position in all the jurisdictions in which the Group operates. Access to capital markets of these subsidiaries has also been maintained with recurring issues in the local market

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.5.2	Asset encumbrance

As of December 31, 2016 and 2015, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

	Millions of Euros
	Encumbered assets
December 2016	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non- encumbered assets	Market value of non- encumbered assets
Equity instruments	2,214	2,214	9,022	9,022
Debt Securities	40,114	39,972	90,679	90,679
Loans and Advances and other assets	94,718	-	495,109	-

	Millions of Euros
	Encumbered assets
December 2015	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non- encumbered assets	Market value of non- encumbered assets
Equity instruments	2,680	2,680	9,046	9,046
Debt Securities	56,155	56,230	95,669	95,669
Loans and Advances and other assets	100,139	-	486,165	-

The committed value of “Loans and Advances and other assets” corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments respond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative operations is also included as committed assets.

As of December 31, 2016 and 2015, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
December 2016 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	19,921	10,039	173
Equity instruments	58	59	-
Debt securities	19,863	8,230	28
Loans and Advances and other assets	-	1,750	144
Own debt securities issued other than own covered bonds or ABSs	5	-	-
		Millions of Euros
December 2015 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	21,532	9,415	-
Equity instruments	-	768	-
Debt securities	21,532	6,872	-
Loans and Advances and other assets	-	1,774	-
Own debt securities issued other than own covered bonds or ABSs	6	162	-

The guarantees received in the form of reverse repos or security lending transactions are committed by their use in repos, as is the case with debt securities

As of December 31, 2016 and 2015, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

	Millions of Euros
December 2016 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered

Book value of financial liabilities	134,387	153,632
Derivatives	9,304	9,794
Loans and Advances	96,137	108,268
Outstanding subordinated debt	28,946	35,569
Other sources	-	2,594

	Millions of Euros
December 2015 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered

Book value of financial liabilities	155,999	180,735
Derivatives	10,683	11,962
Loans and Advances	106,884	118,951
Outstanding subordinated debt	35,257	43,206
Other sources	3,175	6,616

7.6	Operational Risk

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

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

•	Active management of operational risk and its integration into day-to-day decision-making means:

–	Knowledge of the real losses associated with this type of risk.

–	Identification, prioritization and management of real and potential risks.

–	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

•	Improved control environment and strengthened corporate culture.

•	Generation of a positive reputational impact.

•	Model based on three lines of defense, aligned with international best practices.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

•	Be aligned with the risk appetite framework statement set out by the Board of BBVA.

•

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

•

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

•

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

•

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

•

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to evaluate their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

•	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

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

7.7	Risk concentration

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

The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

•

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the shareholder´s entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix X.

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

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank, rating agencies and export credit organizations.

For additional information on sovereign risk in Europe see Appendix X.

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

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note 7.3.6). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

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

•

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus reducing the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

•

In the case of ongoing home construction, the strategy has been to help and promote the completion of the construction in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

•

With respect to land, the fact that the risk of rustic land is not significant simplifies the management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix X.

8.	Fair value

8.1	Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the income statement or equity.

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

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Risk Analytics Department that reports to Global Risk Management.

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

The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:

•

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and trading in referred to active markets - according to the Group policies. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

•

Level 3: Measurement using techniques where some of the material inputs are not derived from market observable data. As of December 31, 2016, the affected instruments accounted for approximately 0.12% of financial assets and 0.02% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
Fair Value and Carrying Amount		2016		2015		2014
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-

Cash, cash balances at central banks and other demand deposits	9	40,039	40,039	29,282	29,282	27,719	27,719
Financial assets held for trading	10	74,950	74,950	78,326	78,326	83,258	83,258
Financial assets designated at fair value through profit or loss	11	2,062	2,062	2,311	2,311	2,761	2,761
Available-for-sale financial assets	12	79,221	79,221	113,426	113,426	94,875	94,875
Loans and receivables	13	465,977	468,844	471,828	480,539	376,086	377,108
Held-to-maturity investments	14	17,696	17,619	-	-	-	-
Derivatives – Hedge accounting	15	2,833	2,833	3,538	3,538	2,551	2,551
LIABILITIES-

Financial liabilities held for trading	10	54,675	54,675	55,202	55,202	56,798	56,798
Financial liabilities designated at fair value through profit or loss	11	2,338	2,338	2,649	2,649	2,724	2,724
Financial liabilities at amortized cost	22	589,210	594,190	606,113	613,247	491,899	486,904
Derivatives – Hedge accounting	15	2,347	2,347	2,726	2,726	2,331	2,331

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1 Fair value of financial instrument recognized at fair value, according valuation criteria

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

	Millions of Euros
Fair Value of financial Instruments by Levels	Notes	2016				2015				2014
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS-
Financial assets held for trading	10	32,544	42,221	184	74,950	37,922	40,240	164	78,326	39,603	43,459	195	83,258

Loans and advances		-	154	-	154	-	65	-	65	-	128	-	128
Debt securities		26,720	418	28	27,166	32,381	409	34	32,824	33,150	691	43	33,883
Equity instruments		4,570	9	96	4,675	4,336	106	93	4,534	4,923	17	77	5,017
Derivatives		1,254	41,640	60	42,954	1,205	39,661	36	40,902	1,530	42,623	76	44,229
Financial assets designated at fair value through profit or loss	11	2,062	-	-	2,062	2,246	2	62	2,311	2,690	71	-	2,761

Loans and advances		-	-	-	-	-	-	62	62	-	-	-	-
Debt securities		142	-	-	142	173	-	-	173	666	71	-	737
Equity instruments		1,920	-	-	1,920	2,074	2	-	2,075	2,024	-	-	2,024
Available-for-sale financial assets	12	62,125	15,894	637	78,656	97,113	15,477	236	112,826	76,693	17,236	406	94,335

Debt securities		58,372	15,779	429	74,580	92,963	15,260	86	108,310	70,225	16,987	396	87,608
Equity instruments		3,753	115	208	4,076	4,150	217	150	4,517	6,468	249	10	6,727
Hedging derivatives	15	41	2,792	-	2,833	59	3,478	-	3,538	59	2,491	-	2,551
LIABILITIES-					-				-				-
Financial liabilities held for trading	10	12,502	42,120	53	54,675	14,074	41,079	50	55,203	13,627	43,135	36	56,798

Derivatives		952	42,120	47	43,119	1,037	41,079	34	42,149	1,880	43,135	36	45,052
Short positions		11,550	-	6	11,556	13,038	-	16	13,053	11,747	-	-	11,747
Financial liabilities designated at fair value through profit or loss	11	-	2,338	-	2,338	-	2,649	-	2,649	-	2,724	-	2,724
Derivatives – Hedge accounting	15	94	2,189	64	2,347	-	2,594	132	2,726	-	2,270	62	2,331

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2016, 2015 and 2014 additionally includes €565 million, €600 and €540 million for equity instruments, respectively, for financial assets accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

In 2016 and 2015, financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in “bolivares fuertes” are classified under Level 3 in the above tables (see Note 2.2.20.)

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2016:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs

Loans and advances		Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer credit risk
Financial assets held for trading	154		- Current market interest rates

Debt securities		Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer credit risk - Current market interest rates
Financial assets held for trading	418
Financial assets designated at fair value through profit or loss	-	Active price in inactive market	- Brokers/dealers quotes - External contributing prices - Market benchmarks
Available-for-sale financial assets	15,779	Comparable pricing (Observable price in a similar market)

Equity Instruments		Comparable pricing (Observable price in a similar market)	- Brokers quotes - Market operations - NAVs published
Financial assets held for trading	9
Financial assets designated at fair value through profit or loss	-
Available-for-sale financial assets	115
	-
Other financial liabilities		Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	2,338

Derivatives

•Commodities: Discounted cash flows and moment adjustment

•Credit products: Default model and Gaussian copula

•Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

•Fixed income products: Discounted cash flows

•Equity instruments: Local- Vol    , Black, Moment adjustment and Discounted cash flows

•Interest rate products:

- Interest rate swaps, Call money Swaps y FRA:Discounted cash flows

- Caps/Floors: Black, Hull-White y SABR

- Bond options: Black

- Swaptions: Black, Hull-White y LGM

- Interest rate options: Black, Hull-White y SABR

- Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assests prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Derivatives
Financial assets held for trading	41,640
Financial liabilities held for trading	42,120
Hedging derivatives
Assets	2,792
Liability	2,189

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs

Debt securities		Present-value method (Discounted future cash flows)	- Credit spread - Recovery rates - Interest rates - Market benchmark - Default correlation
Financial assets held for trading	28
Available-for-sale financial assets	429	Comparable pricing (Comparison with prices of similar instruments)	- Prices of similar instruments or market benchmark

Equity Instruments		Net Asset Value	- NAV provided by the administrator of the fund
Financial assets held for trading	96
Available-for-sale financial assets	208	Comparable pricing (Comparison with prices of similar instruments)	- Prices of similar instruments or market benchmark

Short Positions		Present-value method (Discounted future cash flows)	- Credit spread - Recovery rates - Interest rates - Market benchmark - Default correlation
Financial liabilities held for trading	6

Derivatives		Credit Option: Gaussian Copula	- Correlatio default - Credit spread - Recovery rates - Interest rate yields
Trading derivatives
Financial assets held for trading	60	Equity OTC Options : Heston	- Volatility of volatility - Interest rate yields - Dividends - Assets correlation
Financial liabilities held for trading	47
Hedging derivatives		Interest rate options: Libor Market Model	- Beta - Correlation rate/credit - Credit default volatility
Liability	64

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units

	Net Present Value	Credit Spread	61.23	396.76	225.58	b.p.
Debt Securities		Recovery Rate	40.00%	61.46%	40.30%
	Comparable pricing		0.47%	93.40%	41.73%	%

Equity instruments	Net Asset Value		Too wide Range to be relevant
	Comparable pricing
Credit Option	Gaussian Copula	Correlation Default	0.48	0.73	0.67%
Corporate Bond Option	Black 76	Price Volatility		5.16		vegas
Equity OTC Option	Heston	Forward Volatility Skew	79.58	79.58	79.58	Vegas
		Beta	0.25	18.00	9.00%
Interest Rate Option	Libor Market Model	Correlation Rate/Credit	(100.00)	100.00		%
		Credit Default Volatility	0.00	0.00	0.00	Vegas

The main techniques used for the assessment of the main financial instruments classified in Level 3, and its main unobservable inputs, are described below:

•

The net present value (net present value method): This technique uses the future cash flows of each debt security, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below.

–

Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

–	Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

•

Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks are used to calculate its yield from the entry price or current rating making further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument. It can also be assumed that the price of the financial instrument is equivalent to the other.

•	Net asset value: This input represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

•

Gaussian copula: This input is dependent on credit instruments referenced by the CDS, the joint density function to integrate to value is constructed by a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

•	Black 76: variant of Black Scholes model, which main application is the valuation of bond options, cap floors and swaptions to directly model the behavior of the Forward and not the Spot itself.

•

Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

•

Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the interest rate option. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative instrument valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

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

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), where rating is available. For those cases where the rating is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The amounts recognized in the Consolidated balance sheet as of December 31, 2016 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) and the derivative liabilities were -€275 million and €291 million respectively. The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as of 2016 and 2015 corresponding to the mentioned adjustments was a net impact of €46 million and €109 million respectively.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Financial Assets Level 3	2016		2015		2014
Changes in the Period	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	463	182	601	98	881	52
Group incorporations	-	-	148	-	-	-
Changes in fair value recognized in profit and loss (*)	33	(86)	124	(100)	39	46
Changes in fair value not recognized in profit and loss	(81)	(3)	27	(123)	(43)	1
Acquisitions, disposals and liquidations (**)	438	(25)	(510)	89	(153)	(6)
Net transfers to Level 3	16	-	145	-	5	-
Exchange differences and others	(47)	49	(71)	219	(130)	5
Balance at the end	822	116	463	182	601	98

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2016, 2015 and 2014. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

(**)

Of which, in 2016, the assets roll forward is comprised of €849 million of acquisitions, €340 millions of disposals and €71 millions of liquidations. The liabilities roll forward is comprised of €47 million of acquisitions and €70 million of disposals y 3 millions of liquidations.

As of December 31, 2016, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper financials assets held for trading classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the year ended December 31, 2016 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2016:

	Millions of Euros
Transfer Between Levels	From:	Level I		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		2	1	192	5	-	-
Available-for-sale financial assets		56	-	259	10	-	-
Total		58	1	451	15	-	-
LIABILITIES-
Financial liabilities held for trading		5	-	-	-	-	-
Total		5	-	-	-	-	-

The amount of financial instruments that were transferred between levels of valuation for the year ended December 31, 2016 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these financial instruments had modified some of its features. Specifically:

•

The transfers between Level 1 and 2 represents debt securities, which are either no longer listed on an active market (transfer from Level 1 to 2) or are just starting to be listed (transfer from Level 2 to 1).

•	The transfers from Level 2 to Level 3 are due mainly to equity instruments and debt securities for which observable inputs are not available.

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

As of December 31, 2016, the effect on profit for the period and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	17	(30)	-	-
Debt securities	4	(8)	-	-
Equity instruments	5	(14)	-	-
Derivatives	8	(8)	-	-
Available-for-sale financial assets	-	-	4	(3)
Debt securities	-	-	4	(3)
			-	-
LIABILITIES-
Financial liabilities held for trading	-	-	-	-
Total	17	(30)	4	(3)

8.1.2       Fair value of financial instruments carried at cost

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

•	The fair value of “Cash and cash balances at central banks and other demand deposits” approximates their book value, as it is mainly short-term balances.

•

The fair value of the “Loans and receivables”, “Held-to-maturity investments” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used for the estimation:

	Millions of Euros
Fair Value of financial Instruments at amortized cost by Levels	Notes	2016				2015				2014
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS-
Cash, cash balances at central banks and other demand deposits	9	39,373	-	666	40,039	28,961	-	322	29,282	27,719	-	-	27,719
Loans and receivables	13	-	10,991	457,853	468,844	-	7,681	472,858	480,539	-	3,046	374,063	377,108
Held-to-maturity investments	14	17,567	11	41	17,619	-	-	-	-	-	-	-	-
LIABILITIES-
Financial liabilities at amortized cost	22	-	-	594,190	594,190	-	-	613,247	613,247	-	-	486,904	486,904

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2016:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Nivel 2
Loans and receivables		Present-value method (Discounted future cash flows)	- Credit spread - Interest rates
Debt securities	10,991

Nivel 3
Loans and receivables		Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Market interest rates
Central Banks	11,038
Loans and advances to credit institutions	31,855
Loans and advances to customers	414,742
Debt securities	218

Financial liabilities at amortized cost		Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Market interest rates
Deposits from central banks	34,736
Deposits from credit institutions	63,626
Customer deposits	404,400
Debt certificates	61,395
Other financial liabilities	30,033

Financial instruments at cost

As of December 31, 2016, 2015 and 2014 there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and reliable unobservable inputs are not available. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €565 million, €600 million and €540 million, respectively.

The table below outlines the financial instruments carried at cost that were sold in the six months period ended December 31, 2016, 2015 and 2014:

	Millions of Euros
Sales of Financial Instruments at Cost	2016	2015	2014
Amount of Sale (A)	201	33	71
Carrying Amount at Sale Date (B)	58	22	21
Gains/Losses (A-B)	142	11	50

8.2	Assets measured at fair value on a non-recurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of December, 2016 nearly the entire book value of the non-current assets held for sale from foreclosures or recoveries approximate their fair value (see Note 20 and 21).The global valuation of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

Valuation standards

The overall rating of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

The details of each property which has been based each of the assessments are specified in the data sheet valuation of each asset.

Valuation Methodology

Overall valuation of real estate assets portfolio

The overall valuation of the portfolio of real estate assets as of December 31, 2016 was performed from the latest appraisal values available. This value was corrected based on the following:

•

Analysis of the property sales performed during the year and comparison of the value to sell these properties to the appraisal values obtained most recently. From this analysis derived a conclusion by type of property and location.

•

Individual valuation of a material sample of the entire portfolio considering type of properties. The results obtained from these valuations have been compared with the adjusted values of the above analysis, obtaining a second conclusion by type and location.

Individual valuation of real estate assets sample

The basic methods used in the valuation were as follows:

•

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

•

Dynamic Residual Method (DRM): this is considered the most accurate method to conduct an appraisal of the poorly developed or undeveloped land, where there is minimal planning (use and a gross floor area) or a more defined development planning, since in these cases the market is often not very transparent. It starts from the consideration that the development and sale of finished real estate product is conceived from the beginning as a business project, as such it involves a risk, taking place in a time frame in which an initial capital investment occurs generating income and expenses. As such business project, the goal is to maximize profits and therefore the principle of highest and best use.

•

Yield Method (DCF): the value of assets is determined by the profits that they could generate in the future (projections) discounted at an appropriate rate of discount. This is an overall assessment, reflecting the economic potential and profitability

To calculate the value, once the market conditions have been analyzed, the following factors are taken into consideration:

•	Size, location, and type of property.

•

Current condition of the property market, sales price trends and rental competition in the real estate market or industry risk, adjusted based on the statistical information of local real estate and macroeconomic variables.

•

The fullest and best use of the asset, which must be legally allowed, physically possible, economically viable, and provide the maximum possible value, supported in economic terms. Analysis of the fullest and best use contemplates its current condition, whether free and available, based on the mentioned appraisals.

•

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

The portfolio of Non-current assets and disposal groups classified as held for sale by type of asset and inventories as of December 31, 2016, 2015 and 2014 is provided below by hierarchy of fair value measurements:

		Millions of Euros
Fair Value at Non-current assets and disposal groups classified as held for sale and inventories by levels		2016			2015			2014
		Nivel 2	Nivel 3	Total	Nivel 2	Nivel 3	Total	Nivel 2	Nivel 3	Total
Non-current assets and disposal groups classified as held for sale	21
Housing		2,059	301	2,360	2,192	98	2,291	2,045	9	2,054
Offices, warehouses and other		326	105	431	353	53	406	399	8	407
Land		-	150	150	12	236	248	-	237	237
TOTAL		2,385	556	2,941	2,557	388	2,945	2,444	255	2,699
Inventories	20
Housing		903	-	903	1,452	-	1,452	1,424	-	1,424
Offices, warehouses and other		620	-	620	647	-	647	628	-	628
Land		-	1,591	1,591	-	2,056	2,056	-	2,169	2,169
TOTAL		1,523	1,591	3,114	2,099	2,056	4,155	2,052	2,169	4,221

Since the amount classified in Level 3 (€2,147 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation (DRM or DFC), are very diverse based on the type and geographic location (being the typical ones used in the valuation of real estate assets of this type), they have not been disclosed.

9.	Cash, cash balances at centrals and banks and other demands deposits and Financial liabilities measured at amortized cost

The breakdown of the balance under the headings “Cash and cash balances at central banks and other demands deposits” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Cash, cash balances at central banks and other demand deposits	2016	2015	2014
Cash on hand	7,413	7,192	6,247
Cash balances at central banks	28,671	18,445	19,755
Other demand deposits	3,955	3,646	1,717
Total	40,039	29,282	27,719

	Millions of Euros
Financial liabilities measured at amortised cost Deposits from Central Banks	Notes	2016	2015	2014
Deposits from Central Banks (*)		30,022	20,956	19,405
Repurchase agreements	35	4,649	19,065	8,774
Accrued interest until expiration		69	66	14
Total	22	34,740	40,087	28,193

* It is explained by participation in different TLTRO program (see Note 7.5).

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2016	2015	2014
ASSETS-
Derivatives	42,955	40,902	44,229
Debt securities	27,166	32,825	33,883
Loans and advances	154	65	128
Equity instruments	4,675	4,534	5,017
Total Assets	74,950	78,326	83,258
LIABILITIES-
Derivatives	43,118	42,149	45,052
Short positions	11,556	13,053	11,747
Total Liabilities	54,675	55,202	56,798

10.2	Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets Held-for-Trading Debt securities by issuer	2016	2015	2014
Issued by Central Banks	544	214	193
Spanish government bonds	4,840	7,419	6,332
Foreign government bonds	18,781	21,821	21,688
Issued by Spanish financial institutions	218	328	879
Issued by foreign financial institutions	1,434	1,438	2,169
Other debt securities	1,349	1,606	2,623
Total	27,166	32,825	33,883

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets Held-for-Trading Equity instruments by Issuer	2016	2015	2014
Shares of Spanish companies
Credit institutions	781	804	865
Other sectors	956	1,234	1,677
Subtotal	1,737	2,038	2,541
Shares of foreign companies
Credit institutions	220	255	107
Other sectors	2,718	2,241	2,368
Subtotal	2,938	2,497	2,476
Total	4,675	4,534	5,017

10.4	Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2016, 2015 and 2014, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Derivatives by type of risk / by product or by type of market - December 2016	Assets	Liabilities	Notional amount - Total
Interest rate	25,770	25,322	1,556,150
OTC options	3,331	3,428	217,958
OTC other	22,339	21,792	1,296,183
Organized market options	1	-	1,311
Organized market other	100	102	40,698
Equity	2,032	2,252	90,655
OTC options	718	1,224	44,837
OTC other	109	91	5,312
Organized market options	1,205	937	36,795
Organized market other	-	-	3,712
Foreign exchange and gold	14,872	15,179	425,506
OTC options	417	539	27,583
OTC other	14,436	14,624	392,240
Organized market options	3	-	175
Organized market other	16	16	5,508
Credit	261	338	19,399
Credit default swap	246	230	15,788
Credit spread option	-	-	150
Total return swap	2	108	1,895
Other	14	-	1,565
Commodities	6	6	169
Other	13	22	1,065
DERIVATIVES	42,955	43,118	2,092,945
of which: OTC - credit institutions	26,438	28,005	806,096
of which: OTC - other financial corporations	8,786	9,362	1,023,174
of which: OTC - other	6,404	4,694	175,473

	Millions of Euros
Derivatives by type of risk / by product or by type of market - December 2015	Assets	Liabilities	Notional amount - Total
Interest rate	22,425	23,152	1,289,986
OTC options	3,291	3,367	208,175
OTC other	19,134	19,785	1,069,909
Organized market options	-	-	-
Organized market other	-	-	11,902
Equity	3,223	3,142	108,108
OTC options	1,673	2,119	65,951
OTC other	112	106	4,535
Organized market options	1,437	918	34,475
Organized market other	1	-	3,147
Foreign exchange and gold	14,706	15,367	439,546
OTC options	387	458	41,706
OTC other	14,305	14,894	395,327
Organized market options	1	-	109
Organized market other	13	16	2,404
Credit	500	441	33,939
Credit default swap	436	412	30,283
Credit spread option	-	-	300
Total return swap	-	28	1,831
Other	64	-	1,526
Commodities	31	37	118
Other	16	10	675
DERIVATIVES	40,902	42,149	1,872,373
of which: OTC - credit institutions	23,385	28,343	974,604
of which: OTC - other financial corporations	9,938	8,690	688,880
of which: OTC - other	6,122	4,177	156,828

	Millions of Euros
Derivatives by type of risk / by product or by type of market - December 2014	Assets	Liabilities	Notional amount - Total
Interest rate	29,504	28,770	1,160,445
OTC options	3,919	4,301	214,621
OTC other	25,578	24,283	936,281
Organized market options	1	25	1,470
Organized market other	6	162	8,073
Equity	2,752	3,980	108,327
OTC options	1,229	1,874	64,552
OTC other	169	1,068	3,382
Organized market options	1,353	1,038	38,185
Organized market other	1	-	2,209
Foreign exchange and gold	11,409	11,773	360,573
OTC options	243	372	33,119
OTC other	10,862	11,098	323,275
Organized market options	1	-	10
Organized market other	303	304	4,170
Credit	548	504	45,066
Credit default swap	545	335	43,406
Credit spread option	3	1	1,650
Total return swap	-	-	-
Other	-	167	10
Commodity	14	24	378
Other	1	1	247
DERIVATIVES	44,229	45,052	1,675,036
of which: OTC - credit institutions	29,041	32,807	931,198
of which: OTC - other financial corporations	6,557	7,455	556,090
of which: OTC - other	6,966	3,261	133,631

11.	Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Financial assets and liabilities designated at fair value through profit or loss	2016	2015	2014
ASSETS-
Equity instruments	1,920	2,075	2,024
Unit-linked products	1,749	1,960	1,930
Other securities	171	115	94
Debt securities	142	173	737
Unit-linked products	128	164	157
Other securities	14	9	580
Loans and advances to credit institutions	-	62	-
Total Assets	2,062	2,311	2,761
LIABILITIES-
Other financial liabilities	2,338	2,649	2,724
Unit-linked products	2,338	2,649	2,724
Total Liabilities	2,338	2,649	2,724
As of December 31, 2016, 2015 and 2014 the most significant balances within financial assets and liabilities designated at fair value through profit or loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.	Available-for-sale financial assets

12.1	Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Available-for-Sale Financial Assets	2016	2015	2014

Debt securities	74,739	108,448	87,679
Impairment losses	(159)	(139)	(70)
Subtotal	74,580	108,310	87,608
Equity instruments	4,814	5,262	7,370
Impairment losses	(174)	(146)	(103)
Subtotal	4,641	5,116	7,267
Total	79,221	113,426	94,875

The amount of “Available for sale financial assets - debt securities” decreases in 2016, mainly due to:

•        the reclassification of certain debt securities to “Loans and advances – debt securities”, corresponding mostly to Government Bonds amounting to €862 million (see Note 13).

•        the reclassification of certain debt securities to “Held to maturity investments” amounting to €17,650 million, of which €15,835 million correspond to Government Bonds, €1,545 million correspond to Credit Entities issues and €270 million correspond to other sectors (see Note 14).

•        and, the remainder corresponding mostly to portfolio sales.

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Available-for-sale financial assets Debt Securities December 2016	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,427	711	(18)	23,119
Other debt securities	2,305	117	(1)	2,421
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	82	-	1,067
Issued by other issuers	1,319	36	(1)	1,354
Subtotal	24,731	828	(19)	25,540
Foreign Debt Securities
Mexico	11,525	19	(343)	11,200
Mexican Government and other general governments agencies debt securities	9,728	11	(301)	9,438
Other debt securities	1,797	8	(42)	1,763
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	2	(1)	87
Issued by other issuers	1,710	6	(41)	1,675
The United States	14,256	48	(261)	14,043
Government securities	8,460	9	(131)	8,337
US Treasury and other US Government agencies	1,702	1	(19)	1,683
States and political subdivisions	6,758	8	(112)	6,654
Other debt securities	5,797	39	(130)	5,706
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	2	-	97
Issued by other issuers	5,702	37	(130)	5,609
Turkey	5,550	73	(180)	5,443
Turkey Government and other general governments agencies debt securities	5,055	70	(164)	4,961
Other debt securities	495	2	(16)	482
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	2	(15)	436
Issued by other issuers	47	-	(1)	46
Other countries	17,923	634	(203)	18,354
Other foreign governments and other general governments agencies debt securities	7,882	373	(98)	8,156
Other debt securities	10,041	261	(105)	10,197
Issued by Central Banks	1,657	4	(2)	1,659
Issued by credit institutions	3,269	96	(54)	3,311
Issued by other issuers	5,115	161	(49)	5,227
Subtotal	49,253	773	(987)	49,040
Total	73,985	1,601	(1,006)	74,580

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Available-for-sale financial assets Debt Securities December 2015	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	38,763	2,078	(41)	40,799
Other debt securities	4,737	144	(11)	4,869
Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,702	94	-	2,795
Issued by other issuers	2,035	50	(11)	2,074
Subtotal	43,500	2,221	(53)	45,668
Foreign Debt Securities
Mexico	12,627	73	(235)	12,465
Mexican Government and other general governments agencies debt securities	10,284	70	(160)	10,193
Other debt securities	2,343	4	(75)	2,272
Issued by Central Banks	-	-	-	-
Issued by credit institutions	260	1	(7)	254
Issued by other issuers	2,084	3	(68)	2,019
The United States	13,890	63	(236)	13,717
Government securities	6,817	13	(41)	6,789
US Treasury and other US Government agencies	2,188	4	(15)	2,177
States and political subdivisions	4,629	9	(26)	4,612
Other debt securities	7,073	50	(195)	6,927
Issued by Central Banks	-	-	-	-
Issued by credit institutions	71	5	(1)	75
Issued by other issuers	7,002	45	(194)	6,852
Turkey	13,414	116	(265)	13,265
Turkey Government and other general governments agencies debt securities	11,801	111	(231)	11,682
Other debt securities	1,613	4	(34)	1,584
Issued by Central Banks	-	-	-	-
Issued by credit institutions	1,452	3	(30)	1,425
Issued by other issuers	162	1	(4)	159
Other countries	22,803	881	(490)	23,194
Other foreign governments and other general government agencies debt securities	9,778	653	(76)	10,356
Other debt securities	13,025	227	(414)	12,838
Issued by Central Banks	2,277	-	(4)	2,273
Issued by credit institutions	3,468	108	(88)	3,488
Issued by other issuers	7,280	119	(322)	7,077
Subtotal	62,734	1,132	(1,226)	62,641
Total	106,234	3,354	(1,278)	108,310

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Available-for-sale financial assets Debt Securities December 2014	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	34,445	2,290	(55)	36,680
Other debt securities	5,892	252	(22)	6,122
Issued by Central Banks	-	-	-	-
Issued by credit institutions	3,567	162	(13)	3,716
Issued by other issuers	2,325	90	(9)	2,406
Subtotal	40,337	2,542	(77)	42,802
Foreign Debt Securities
Mexico	12,662	493	(96)	13,060
Mexican Government and other general governments agencies debt securities	10,629	459	(76)	11,012
Other debt securities	2,034	34	(20)	2,048
Issued by Central Banks	-	-	-	-
Issued by credit institutions	141	3	(3)	142
Issued by other issuers	1,892	31	(17)	1,906
The United States	10,289	102	(83)	10,307
Government securities	4,211	28	(8)	4,231
US Treasury and other US Government agencies	1,539	6	(3)	1,542
States and political subdivisions	2,672	22	(5)	2,689
Other debt securities	6,078	73	(76)	6,076
Issued by Central Banks	-	-	-	-
Issued by credit institutions	24	-	-	24
Issued by other issuers	6,054	73	(76)	6,052
Other countries	20,705	1,044	(310)	21,439
Other foreign governments and other general governments agencies debt securities	10,355	715	(104)	10,966
Other debt securities	10,350	329	(206)	10,473
Issued by Central Banks	1,540	10	(9)	1,540
Issued by credit institutions	3,352	175	(55)	3,471
Issued by other issuers	5,459	143	(141)	5,461
Subtotal	43,657	1,639	(490)	44,806
Total	83,994	4,181	(566)	87,608

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of December 31, 2016, 2015 and 2014 are as follows:

	December 2016		December 2015		December 2014
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	4,922	6.6%	1,842	1.7%	1,459	1.7%
AA+	11,172	15.0%	10,372	9.6%	7,620	8.7%
AA	594	0.8%	990	0.9%	329	0.4%
AA-	575	0.8%	938	0.9%	1,059	1.2%
A+	1,230	1.6%	1,686	1.6%	597	0.7%
A	7,442	10.0%	994	0.9%	2,223	2.5%
A-	1,719	2.3%	4,826	4.5%	13,606	15.5%
BBB+	29,569	39.6%	51,885	47.9%	9,980	11.4%
BBB	3,233	4.3%	23,728	21.9%	41,283	47.1%
BBB-	6,809	9.1%	5,621	5.2%	2,568	2.9%
BB+ or below	2,055	2.8%	2,639	2.4%	3,942	4.5%
Without rating	5,261	7.1%	2,789	2.6%	2,942	3.4%
Total	74,580	100%	108,310	100.0%	87,608	100.0%

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of December 31, 2016, 2015 and 2014 is as follows:

	Millions of Euros

Available-for-sale financial assets Equity Instruments December 2016	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,690	17	(944)	2,763
Credit institutions	-	-	-	-
Other entities	3,690	17	(944)	2,763

Listed foreign company shares	793	289	(15)	1,066
United States	16	22	-	38
Mexico	8	33	-	41
Turkey	5	1	-	6
Other countries	763	234	(15)	981
Subtotal	4,483	306	(960)	3,829
Unlisted equity instruments
Unlisted Spanish company shares	57	2	(1)	59
Credit institutions	4	-	-	4
Other entities	53	2	(1)	55

Unlisted foreign companies shares	708	46	(2)	752
United States	537	13	-	550
Mexico	1	-	-	1
Turkey	18	7	(2)	24
Other countries	152	26	-	178
Subtotal	766	48	(3)	811
Total	5,248	355	(962)	4,641

	Millions of Euros

Available-for-sale financial assets Equity Instruments December 2015	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,402	17	(558)	2,862
Credit institutions	-	-	-	-
Other entities	3,402	17	(558)	2,862
Listed foreign company shares	1,027	392	(44)	1,375
United States	41	21	-	62
Mexico	9	42	(10)	40
Turkey	6	4	(5)	6
Other countries	972	325	(29)	1,267
Subtotal	4,430	409	(602)	4,236
Unlisted equity instruments
Unlisted Spanish company shares	74	5	(1)	78
Credit institutions	4	1	-	6
Other entities	69	3	(1)	72
Unlisted foreign companies shares	701	108	(7)	802
United States	549	5	-	554
Mexico	1	-	-	1
Turkey	21	13	(6)	27
Other countries	130	91	(1)	220
Subtotal	775	113	(8)	880
Total	5,204	522	(610)	5,116

	Millions of Euros

Available-for-sale financial assets Equity Instruments December 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,129	92	(71)	3,150
Credit institutions	2	1	-	3
Other entities	3,126	92	(71)	3,147
Listed foreign company shares	2,227	1,235	(34)	3,428
United States	54	2	-	56
Mexico	54	-	(5)	49
Turkey
Other countries	2,118	1,233	(28)	3,323
Subtotal	5,356	1,327	(105)	6,578
Unlisted equity instruments
Unlisted Spanish company shares	48	1	-	49
Credit institutions	-	-	-	-
Other entities	48	1	-	49

Unlisted foreign companies shares	616	28	(3)	641
United States	486	16	-	502
Mexico	1	-	-	1
Turkey
Other countries	129	12	(3)	138
Subtotal	664	29	(3)	690
Total	6,020	1,356	(108)	7,267

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss- Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros

Accumulated other comprehensive income-Items that may be reclassified to profit or loss- Available-for-Sale Financial Assets	2016	2015	2014
Balance at the beginning	1,674	3,816	851
Valuation gains and losses	400	(1,222)	5,777
Income tax	(62)	924	(1,414)
Amounts transferred to income	(1,181)	(1,844)	(1,398)
Other reclassifications	116	-	-
Balance at the end	947	1,674	3,816
Of which:
Debt securities	1,629	1,769	2,965
Equity instruments	(682)	(95)	851

During 2016, the losses recognized mainly for certain Debt securities from Brazil, United States and Colombia in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss- Available- for-sale financial assets” in the accompanying consolidated income statement amounted to €157 million (Note 47). In 2015 and 2014 the losses recognized were not significant (€1 and €19 million respectively).

For the rest of debt securities, the 92.2% of the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment was recognized, as following an analysis of these unrealized losses we concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

The losses recognized, for equity instruments Available-for-Sale, under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Available- for-sale financial assets” in the accompanying consolidated income statement amounted to €46, €23 and €17 million in 2016, 2015 and 2014 respectively (see Note 47).

As of December 31, 2016, the Group has analyzed the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 31 December, 2016, the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant in the accompanying consolidated financial statements.

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros

Loans and Receivables	Notes	2016	2015	2014

Debt securities	13.3	11,209	10,516	6,659
Loans and advances to central banks	13.1	8,894	17,830	5,429
Loans and advances to credit institutions	13.1	31,373	29,317	25,342
Loans and advances to customers	13.2	414,500	414,165	338,657
Total		465,977	471,828	376,086

13.1	Loans and advances to central banks and credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

		Millions of Euros

Loans and Advances to Central Banks and Credit Institutions	Notes	2016	2015	2014
Loans and advances to central banks		8,872	17,821	5,428
Loans and advances to credit institutions		31,364	29,301	25,257
Deposits with agreed maturity		5,063	6,732	3,679
Other accounts		10,739	10,820	11,138
Reverse repurchase agreements	35	15,561	11,749	10,440
Total gross	7.3.1	40,235	47,122	30,686
Valuation adjustments and other		32	24	85
Impairment losses	7.3.4	(43)	(51)	(29)
Derivatives – Hedge accounting and others		-	-	-
Accrued interests and fees		75	75	114
Total net		40,267	47,147	30,771

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

		Millions of Euros

Loans and Advances to Customers	Notes	2016	2015	2014

Mortgage secured loans		142,269	144,203	124,097
Operating assets mortgage loans		9,376	6,813	4,062
Home mortgages		122,758	120,164	109,031
Rest of mortgages		10,135	17,226	11,005
Other loans secured with security interest		59,898	57,041	28,419
Cash guarantees		1,253	479	468
Secured loan (pledged securities)		709	734	518
Rest of secured loans (*)		57,936	55,828	27,433
Unsecured loans		134,275	137,322	119,002
Credit lines		12,268	13,758	12,851
Commercial credit		14,877	13,434	10,015
Receivable on demand and other		8,858	9,226	7,021
Credit cards		15,238	15,360	11,756
Finance leases		9,144	9,032	7,095
Reverse repurchase agreements	35	7,279	5,036	6,990
Financial paper		1,020	1,063	873
Impaired assets	7.3.4	22,915	25,333	22,703
Total gross	7.3.1	428,041	430,808	350,822
Valuation adjustments and other		(13,541)	(16,643)	(12,166)
Impairment losses	7.3.4	(15,974)	(18,691)	(14,244)
Derivatives – Hedge accounting and others		1,222	1,199	1,215
Accrued interests and fees		1,211	849	863
Total net		414,500	414,165	338,657

(*)	Includes loans with cash collateral, other financial assets with partial real estate and cash collateral.

As of December, 2016, 34% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 66% have variable interest rates.

The heading “Loans and receivables – Loans and advances to customers” includes financial leases that several Group entities execute with customers to fund acquisitions of goods, both properties and fixtures. The breakdown of financial lease agreements as of December 31, 2016, 2015 and 2014 was the following:

	Millions of Euros

Financial Lease Arrangements	2016	2015	2014
Movable property	6,265	6,181	4,413
Real Estate	2,878	2,851	2,682
Fixed rate	80%	74%	73%
Floating rate	20%	26%	27%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Appendix VIII and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros

Securitized Loans	2016	2015	2014

Securitized mortgage assets	29,512	28,955	25,099
Other securitized assets	3,731	3,666	2,225
Commercial and industrial loans	762	751	735
Finance leases	100	154	219
Loans to individuals	2,269	2,067	1,213
Other	601	694	58
Total	33,243	32,621	27,324
Of which:
Liabilities associated to assets retained on the balance sheet (*)	6,525	7,619	5,215

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 22.3).

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros

Debt securities	Notes	2016	2015	2014

Government		4,709	3,275	5,608
Credit institutions		37	125	81
Other sectors (*)		6,481	7,126	975
Total gross	7.3.1	11,226	10,526	6,663
Impairment losses		(17)	(10)	(4)
Total net		11,209	10,516	6,659

In 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Loans and receivables-Debt securities”.

The following table shows the fair value and carrying amounts of these reclassified financial assets:

	Millions of Euros
	As of Reclassification date		As of December 31, 2016
Debt Securities reclassified to “Loans and receivables” from “Available-for-sale financial assets”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA S.A.	862	862	844	863
Total	862	862	844	863

The following table presents the amount recognized in 2016 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, as of December 31, 2016, if the reclassification was not performed.

	Millions of Euros

	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
BBVA S.A.	22	22		(5)
Total	22	22		(5)

14.	Held-to-maturity investments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the according to the issuer of the financial instrument, is as follows:

Millions of Euros

Held-to-maturity investments Debt Securities	2016
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	8,063
Other debt securities	562
Issued by Central Banks	-
Issued by credit institutions	494
Issued by other issuers	68
Subtotal	8,625
Foreign Debt Securities
Mexico	-
The United States	-
Turkey	6,184
Turkey Government and other general governments agencies debt securities	5,263
Other debt securities	921
Issued by Central Banks	-
Issued by credit institutions	876
Issued by other issuers	45
Other countries	2,887
Other foreign governments and other general governments agencies debt securities	2,719
Other debt securities	168
Issued by Central Banks	-
Issued by credit institutions	146
Issued by other issuers	22
Subtotal	9,071
Total	17,696

(*)	As of December, 2015 and 2014 the Group BBVA has not registered any balances in this heading.

In 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments” amounting to €17,650 million. This reclassification has been carried out once past the two-year penalty established in IAS-39 standard (penalization which meant not being able to keep maturity portfolio due to the significant sales that occurred in the year 2013) and since the intention the Group regarding how to manage such securities, is held to maturity.

As of December 31, 2016, the credit ratings of the issuers of debt securities classified as held-to-maturity investments were as follows:

	December 2016
Held to maturity investments Debt Securities by Rating	Book value (Millions of Euros)%
AAA	-	-
AA+	-	-
AA	43	0.2%
AA-	134	0.8%
A+	-	-
A	-	-
A-	-	-
BBB+	10,472	59.2%
BBB	591	3.3%
BBB-	5,187	29.3%
BB+ or below	-	-
Without rating	1,270	7.2%
Total	17,696	100%

The following table shows the fair value and carrying amounts of these reclassified financial assets:

	Millions of Euros

	As of Reclassification date		As of December 31, 2016
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA S.A.	11,162	11,162	9,589	9,635
TURKIYE GARANTI BANKASI A.S	6,488	6,488	6,230	6,083
Total	17,650	17,650	15,819	15,718

(*)	The decrease in book value is mainly due to amortizations since the date of reclassification.

The fair value carrying amount of these financials asset on the date of the reclassification becomes its new amortized cost. The previous gain on that asset that has been recognized in “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Available for sale financial assets” is amortized to profit or loss over the remaining life of the held-to-maturity investment using the effective interest method. Any difference between the new amortized cost and maturity amount is also amortized over the remaining life of the financial asset using the effective interest method, similar to the amortization of a premium and a discount. This reclassification was triggered by a change in the Group’s strategy regarding the management of these securities.

The following table presents the amount recognized in the 2016 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, as of December 31, 2016, if the reclassification was not performed.

	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Accumulated other comprehensive income”
BBVA S.A.	230	230	(86)
TURKIYE GARANTI BANKASI A.S	326	326	(225)
Total	557	557	(311)

15.	Hedging derivatives and fair value changes of the hedged items in portfolio hedge of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk	2016	2015	2014
ASSETS-
Hedging Derivatives	2,833	3,538	2,551

Fair value changes of the hedged items in portfolio hedges of interest rate risk	17	45	121
LIABILITIES-
Hedging Derivatives	2,347	2,726	2,331

Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	358	-

As of December 2016, 2015 and 2014, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

•	Fair value hedging:

–

Available-for-sale fixed-interest debt securities and loans and receivables: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

–	Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

–	Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

–

Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the loan deposits corresponding to the interest rate risk is in the heading “Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

•

Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

•

Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases.

Note 7 analyze the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives Breakdown by type of risk and type of hedge December 2016	Assets	Liabilities	Notional amount - Total hedging
Interest rate	1,154	974	68,293
OTC options	125	118	1,495
OTC other	1,029	856	66,798
Organized market options	-	-	-
Organized market other	-	-	-
Equity	-	50	731
OTC options	-	50	731
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	817	553	2,883
OTC options	-	-	-
OTC other	817	553	2,883
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodities	-	-	-
Other	-	-	-
FAIR VALUE HEDGES	1,970	1,577	71,908
Interest rate	194	358	26,798
OTC options	-	-	-
OTC other	186	358	26,504
Organized market options	-	-	-
Organized market other	8	-	294
Equity	-	-	-
Foreign exchange and gold	248	118	7,089
OTC options	89	70	4,331
OTC other	160	48	2,758
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodities	-	-	-
Other	-	-	-
CASH FLOW HEDGES	442	476	33,887
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	362	79
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	55	214	13,133
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	4	-	284
DERIVATIVES-HEDGE ACCOUNTING	2,833	2,347	119,212
of which: OTC - credit institutions	2,381	2,103	42,343
of which: OTC - other financial corporations	435	165	67,773
of which: OTC - other	9	79	8,803

	Millions of Euros

Hedging Derivatives Breakdown by type of risk and type of hedge December 2015	Assets	Liabilities	Notional amount - Total hedging
Interest rate	1,660	875	55,767
OTC options	187	128	1,390
OTC other	1,473	747	54,377
Organized market options	-	-	-
Organized market other	-	-	-
Equity	12	74	2,500
OTC options	-	72	791
OTC other	12	2	1,709
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	675	389	3,335
OTC options	-	-	1
OTC other	675	388	3,334
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodities	-	-	-
Other	-	-	-
FAIR VALUE HEDGES	2,347	1,337	61,602
Interest rate	204	319	13,593
OTC options	-	-	-
OTC other	204	318	13,329
Organized market options	-	-	-
Organized market other	-	1	264
Equity	-	-	-
Foreign exchange and gold	242	34	2,382
OTC options	42	12	1,493
OTC other	200	22	889
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodities	-	-	-
Other	-	-	-
CASH FLOW HEDGES	446	353	15,974
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	47	304
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	697	732	17,919
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	3,538	2,726	100,858
of which: OTC - credit institutions	3,413	2,366	49,776
of which: OTC - other financial corporations	95	256	47,881
of which: OTC - other	29	103	2,936

	Millions of Euros

Hedging Derivatives Breakdown by type of risk and type of hedge- December 2014	Assets	Liabilities	Notional amount - Total hedging
Interest rate	2,174	990	56,125
OTC options	-	-	2
OTC other	2,174	990	56,123
Organized market options	-	-	-
Organized market other	-	-	-
Equity	13	101	578
OTC options	8	89	578
OTC other	6	12	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	-	12	2,741
OTC options	-	-	-
OTC other	-	12	2,741
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	20
OTC options	-	-	20
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	61	115
FAIR VALUE HEDGES	2,188	1,164	59,578
Interest rate	265	272	6,014
OTC options	3	7	-
OTC other	262	265	5,777
Organized market options	-	-	-
Organized market other	-	-	238
Equity	-	-	-
Foreign exchange and gold	36	27	2,070
OTC options	22	12	1,064
OTC other	14	16	1,006
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodity	-	-	-
Other	-	-	-
CASH FLOW HEDGES	301	299	8,085
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	-	502
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	62	366	10,783
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	2,551	2,331	82,606
of which: OTC - credit institutions	2,305	1,954	42,724
of which: OTC - other financial corporations	236	280	39,169
of which: OTC - other	10	97	476

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2016 are:

	Millions of Euros

Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total

Receivable cash inflows	548	1,103	1,794	2,857	6,302
Payable cash outflows	526	815	1,795	3,009	6,146

The above cash flows will have an impact on the Group’s consolidated income statements until 2054.

In the years ended December 31, 2016, 2015 and 2014 there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the years ended December 31, 2016, 2015 and 2014 was not material.

16.	Investments in subsidiaries, joint ventures and associates

16.1	Associates and joint venture entities

The breakdown of the balance of “Investments in joint ventures and associates” (see Note 2.1) in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Associates Entities and joint ventures. Breakdown by entities	2016	2015	2014

Joint ventures
Fideicomiso 1729 invex enajenacion de cartera	57	66	70
Fideicomiso F 403853 5 BBVA Bancomer ser.zibata	33	44	20
PSA Finance Argentina compañia financiera S.A.	21	23	26
Other joint ventures	118	110	3,976
Subtotal	229	243	4,092
Associates Entities
Metrovacesa, S.A.	-	351	233
Metrovacesa Suelo y Promoción, S.A.	208	-	-
Metrovacesa Promoción y Arrendamientos S.A.	67	-	-
Testa Residencial SOCIMI SAU	91	-	-
Atom Bank, PLC.	43	-	-
Brunara SICAV, S.A.	-	54	52
Servired Sociedad Española de Medios de Pago, S.A	11	92	8
Other associates	116	139	124
Subtotal	536	636	417
Total	765	879	4,509

Details of the joint ventures and associates as of December 31, 2016 are shown in Appendix II.

The following is a summary of the changes in the years ended December 31, 2016, 2015 and 2014, under this heading in the accompanying consolidated balance sheets:

	Millions of Euros

Associates Entities and joint ventures. Changes in the Year	2016	2015	2014
Balance at the beginning	879	4,509	4,742
Acquisitions and capital increases	456	464	36
Disposals and capital reductions	(91)	(32)	(10)
Transfers and changes of consolidation method	(351)	(3,850)	(948)
Share of profit and loss (Note 38)	25	174	343
Exchange differences	(34)	(250)	235
Dividends, valuation adjustments and others	(118)	(136)	111
Balance at the end	765	879	4,509

The variation in 2014 is mainly explained by the reclassification of CNBC to “Available-for-sale financial Assets” (see Note 3).

The variation in 2015 is mainly explained by the change of the method of consolidation of Garanti (see Note 3) and by the capital increase in Metrovacesa, S.A, for compensation credits amounting to 159 million euros.

The variation in 2016 is mainly explained, by:

●

In January 2016, two capital increases in Metrovacesa, S.A were made through a debt swap and a contribution of real estate assets, which provided the Group 357 million euros, including the share premium.

●

In March 2016, there was a partial Split of Metrovacesa, S.A in favor of a beneficiary company from a new constitution denominated Metrovacesa Suelo y Promocion, S.A, through the transfer in block and by universal succession of the patrimony belonging to its branch activity of floor and real estate promotion.

●

In October 2016, there was a total split of Metrovacesa, S.A through its extinction and division of its patrimony in three parts (Commercial Patrimony, Residential Patrimony and Non-Strategic Patrimony) that have been transmitted in block and by universal succession to Merlin Properties, SOCIMI, S.A, Testa Residencial, SOCIMI, S.A and Metrovacesa Promoción y Arrendamiento, S.A, respectively.

●

As result of the previous mentioned splits, the Bank has received equity interests in the corresponding beneficiary companies. In the case of Merlin Properties, SOCIMI, S.A, 6.41% of its capital was received, having been transferred to the heading “Available-for-sale financial assets (see Note 12.3).

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988

16.2	Other information about associates and joint ventures

If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.

As of December 31, 2016 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2016 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3	Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of December 31, 2016, 2015 and 2014, there was no significant impairments recognized.

17.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros

	For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2016	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	5,858	545	7,628	14,029	2,391	668	17,088
Additions	30	320	563	913	62	337	1,312
Retirements	(85)	(29)	(468)	(582)	(117)	(97)	(796)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	(7)	-	(1)	(8)	(3)	-	(11)
Transfers	676	(544)	(386)	(254)	(986)	84	(1,156)
Exchange difference and other	(296)	(52)	(277)	(625)	(184)	(34)	(843)
Balance at the end	6,176	240	7,059	13,473	1,163	958	15,594

Accrued depreciation -
Balance at the beginning	1,103	-	4,551	5,654	116	202	5,972
Additions (Note 45)	106	-	561	667	23	-	690
Retirements	(72)	-	(461)	(533)	(10)	(17)	(560)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(1)	-	(37)	(38)	(55)	55	(38)
Exchange difference and other	(20)	-	(153)	(173)	(11)	(24)	(208)
Balance at the end	1,116	-	4,461	5,577	63	216	5,856

Impairment -
Balance at the beginning	354	-	-	354	808	10	1,172
Additions (Note 48)	48	-	5	53	90	-	143
Retirements	(2)	-	-	(2)	(9)	-	(11)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(1)	-	-	(1)	(380)	-	(381)
Exchange difference and other	(20)	-	(5)	(25)	(100)	-	(125)
Balance at the end	379	-	-	379	409	10	798

Net tangible assets -

Balance at the beginning	4,401	545	3,077	8,021	1,467	456	9,944
Balance at the end	4,681	240	2,598	7,519	691	732	8,941

	Millions of Euros

	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2015	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	4,168	1,085	5,904	11,157	2,180	674	14,012
Additions	105	715	1,097	1,917	14	240	2,171
Retirements	(18)	(39)	(146)	(203)	(167)	(74)	(444)
Acquisition of subsidiaries in the year	1,378	78	1,426	2,882	738	-	3,620
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	718	(1,211)	40	(453)	(235)	(153)	(841)
Exchange difference and other	(494)	(83)	(693)	(1,271)	(139)	(19)	(1,429)
Balance at the end	5,858	545	7,628	14,029	2,391	668	17,088

Accrued depreciation -
Balance at the beginning	1,255	-	3,753	5,008	102	226	5,335
Additions (Note 45)	103	-	512	615	25	-	640
Retirements	(16)	-	(129)	(145)	(10)	-	(155)
Acquisition of subsidiaries in the year	140	-	940	1,080	23	-	1,103
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(19)	-	(16)	(35)	(9)	(15)	(59)
Exchange difference and other	(360)	-	(509)	(869)	(15)	(9)	(893)
Balance at the end	1,103	-	4,551	5,654	116	202	5,972

Impairment -
Balance at the beginning	148	-	16	164	687	6	857
Additions (Note 48)	7	-	19	26	30	4	60
Retirements	-	-	(1)	(1)	(64)	-	(65)
Acquisition of subsidiaries in the year	187	-	-	187	295	-	482
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	9	-	(15)	(6)	(62)	-	(68)
Exchange difference and other	3	-	(19)	(16)	(78)	-	(94)
Balance at the end	354	-	-	354	808	10	1,172

Net tangible assets -

Balance at the beginning	2,764	1,085	2,135	5,985	1,392	443	7,819
Balance at the end	4,401	545	3,077	8,021	1,467	456	9,944

	Millions of Euros

	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2014	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,980	715	6,827	11,522	2,519	705	14,747
Additions	153	517	568	1,238	4	176	1,418
Retirements	(48)	(32)	(697)	(777)	(96)	(38)	(911)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(30)	(94)	33	(91)	(41)	(173)	(305)
Exchange difference and other	113	(21)	(827)	(735)	(206)	4	(937)
Balance at the end	4,168	1,085	5,904	11,157	2,180	674	14,012

Accrued depreciation -	-	-	-	-	-	-	-
Balance at the beginning	1,179	-	4,801	5,980	102	233	6,314
Additions (Note 45)	94	-	495	589	22	-	611
Retirements	(20)	-	(669)	(689)	(6)	(1)	(696)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(11)	-	(17)	(28)	(1)	(20)	(49)
Exchange difference and other	13	-	(857)	(844)	(15)	14	(845)
Balance at the end	1,255	-	3,753	5,008	102	226	5,335

Impairment -
Balance at the beginning	153	-	15	168	727	6	900
Additions (Note 48)	25	-	10	35	61	-	97
Retirements	(1)	-	-	(1)	(46)	-	(47)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(17)	-	-	(17)	(17)	-	(34)
Exchange difference and other	(12)	-	(9)	(21)	(38)	-	(59)
Balance at the end	148	-	16	164	687	6	857

Net tangible assets -

Balance at the beginning	2,647	715	2,011	5,373	1,693	468	7,534
Balance at the end	2,764	1,085	2,135	5,985	1,392	443	7,820

As of December 31, 2016, 2015 and 2014, the cost of fully amortized tangible assets that remained in use were €2,313, €2,663 and 2,198 million respectively while its recoverable residual value was not significant.

The balance of amortizations in this heading during the years ended December 2016, 2015 and 2014 are provided in Note 45.

As of December 31, 2016, 2015 and 2014 the amount of tangible assets under financial lease schemes on which the purchase option is expected to be exercised was not material.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches

Branches by Geographical Location	2016	2015	2014

Spain	3,303	3,811	3,112
Mexico	1,836	1,818	1,831
South America	1,667	1,684	1,676
The United States	676	669	672
Turkey	1,131	1,109	1
Rest of Eurasia	47	54	79
Total	8,660	9,145	7,371

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2016, 2015 and 2014:

	Millions of Euros

Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2016	2015	2014

BBVA and Spanish subsidiaries	3,692	4,584	4,083
Foreign subsidiaries	5,249	5,360	3,737
Total	8,941	9,944	7,820

18.	Intangible assets

18.1	Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

			Millions of Euros

Goodwill. Breakdown by CGU and Changes of the year 2016	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End

The United States	5,328	-	175	-	-	5,503
Turkey	727	-	(101)	-	(1)	624
Mexico	602	-	(79)	-	-	523
Colombia	176	-	14	-	-	191
Chile	62	-	6	-	-	68
Rest	20	8	-	-	-	28
Total	6,915	8	15	-	(1)	6,937

The change in 2016 is mainly as a result of the exchange differences due to the appreciation of the US Dollar against the euro and the depreciation of the Turkish lira and the Mexican peso.

			Millions of Euros

Goodwill. Breakdown by CGU and Changes of the year 2015	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End

The United States	4,767	12	549	-	-	5,328
Turkey	-	788	(62)	-	-	727
Mexico	638	-	(35)	-	-	602
Colombia	208	-	(31)	-	-	176
Chile	65	-	(3)	-	-	62
Rest	20	-	(1)	-	-	20
Total	5,697	800	418	-	-	6,915

The change in 2015 is mainly as a result of the full consolidation of Garanti since the date of effective control (see Note 3) assigned to the CGU of Turkey and exchange differences due to the appreciation of the US Dollar against the euro and the depreciation of the other currencies.

			Millions of Euros

Goodwill. Breakdown by CGU and Changes of the year 2014	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End

The United States	4,133	65	570	-	(1)	4,767
Mexico	630	-	7	-	-	638
Turkey	-	-	-	-	-	-
Colombia	227	-	(19)	-	-	208
Chile	66	-	(1)	-	-	65
Rest	12	8	-	-	-	20
Total	5,069	73	557	-	(1)	5,697

(*)	The change depicted in the above table corresponded to the acquisition of Simple.

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

Three key hypotheses are used when calculating the impairment test. They those to which the amount of the recoverable value is most sensitive:

•	The forecast cash flows estimated by the Group’s management, and based on the latest available budgets for the next 5 years.

•	The constant sustainable growth rate for extrapolating cash flows, starting in the fifth year (2021), beyond the period covered by the budgets or forecasts.

•

The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group’s management to determine the values of the hypotheses is based both on its projections and past experience. These values are uniform and use external sources of information. At the same time, the valuations of the most significant goodwill have in general been reviewed by independent experts (not the Group’s external auditors) who apply different valuation methods according to each type of asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

As of December 31, 2016, 2015 and 2014, no indicators of impairment have been identified in any of the main CGUs.

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test hypotheses CGU Goodwill in the United States	2016	2015	2014

Discount rate	10.0%	9.8%	10.0%

Sustainable growth rate	4.0%	4.0%	4.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2016, 2015 and 2014 the Group used a steady growth rate of 4% based on the real GDP growth rate of the United States and expected inflation. This 4% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basic points) of each of the key assumptions:

	Millions of Euros

Sensitivity analysis for main hypotheses	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)

Discount rate	(1,106)	1,309

Sustainable growth rate	521	(441)

(*)

Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years (36 basis points).

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows. The rise in interest rates in December 2016 and the expected rise in interest rates in 2017, net interest income would be positively affected and, therefore, the recoverable amount of the CGU would increase.

Goodwill in business combinations 2016

There were no significant business combinations.

Goodwill in business combinations 2015

Catalunya Banc

As stated in Note 3, in the six month ended June 30, 2015 the Group acquired 98.4% of the share capital of the Catalunya Banc.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Catalunya Banc prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

	Millions of Euros

Valuation and calculation of badwill for the acquisition of stake in Catalunya Banc	Carrying Amount	Fair Value

Acquisition cost (A)	-	1,165
Cash on hand	616	616
Financial assets held for trading	341	341
Financial assets designated at fair value through profit or loss	-	-
Available-for-sale financial assets	1,845	1,853
Loans and receivables	37,509	36,766
Held-to-maturity investments (*)	-	-
Fair value changes of the hedged items in portfolio hedge of interest rate risk	23	23
Derivatives – Hedge accounting	845	845
Non-current assets and disposal groups classified as held for sale	274	193
Investments in subsidiaries, joint ventures and associates	209	293
Tangible assets	908	626
Intangible assets	7	129
Other assets	581	498
Financial Liabilities Held for Trading	(332)	(332)
Financial liabilities designated at fair value through profit or loss	-	-
Financial liabilities at Amortized Cost	(41,271)	(41,501)
Fair value changes of the hedged items in portfolio hedge of interest rate risk	(490)	(490)
Derivatives – Hedge accounting	(535)	(535)
Provisions	(1,248)	(1,667)
Other liabilities	(84)	(84)
Deferred tax	3,312	3,630
Total fair value of assets and liabilities acquiered (B)	-	1,205
Non controlling Interest Catanlunya Banc Group (**) (C)	2	2
Non controlling Interest after purchase (D)	-	12
Badwill (A)-(B)+(C )+(D)	-	(26)

(*)	After the purchase, it has been reclassified under the heading “Available-for-sale financial assets”

(**)	It corresponds to non-controlling interests that Catalunya Banc held, prior to integration in the BBVA Group

Because the resulting goodwill was negative, the net fair value of identifiable assets acquired and lesser liabilities assumed was initially estimated as of June 30, 2015 in an amount of 22 million euros but subsequently the calculation was modified to 26 million euros a gain was recognized in the accompanying consolidated income statement for 2015 under the heading “Badwill” (see Note 2.2.7).

The calculation of this amount was subject to change, since the estimate of all the fair values has been reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (April 2015). After the deadline, there are not ben significant changes in that amount recorded in the year 2015.

Garanti Bank

As stated in Note 3, in the year ended December 31, 2015 the Group acquired 14.89% of the share capital of the Garanti Bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Garanti Bank prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

	Millions of Euros
Valuation and calculation of goodwill in Garanti Bank	Carrying Amount		Fair Value
Acquisition cost (A)		-	5,044
Cash on hand	8,915		8,915
Financial assets held for trading	419		419
Available-for-sale financial assets	14,618		14,773
Loans and receivables	58,495		58,054
Non-current assets and disposal groups classified as held for sale		-	(2)
Investments in subsidiaries, joint ventures and associates	14		21
Hedging Derivatives	785		1,399
Non-current assets held for sale	11		1,188
Other assets	3,715		3,652
Financial liabilities at Amortized Cost	(70,920)		(70,926)
Provisions	(394)		(697)
Other liabilities	(6,418)		(6,418)
Deferred tax	263		182
Total fair value of assets and liabilities acquiered (B)		-	10,560
Non controlling Interest Garanti Group (C)	5,669		5,669
Non controlling Interest after purchase (D)		-	635
Goodwill (A)-(B)+(C )+(D)		-	788
In accordance with the acquisition method, which implies to account at fair value the assets acquired and liabilities of Garanti Bank along with the intangible assets identifies, as well as the cash payment carried out by the Group related to the transaction generates goodwill.

As of December 31, 2016, the calculation of goodwill, compared to the previous year, according to IFRS-3, they may be modified during a period of one year from the acquisition date. Subsequent to the abovementioned date, the Group has finalized said process without significant changes. Among the adjustments to this calculation, Garanti’s brand has been reclassified as an intangible asset with a definite useful life, with its subsequent amortization under “Amortization-Other intangible assets” in the consolidated income statement.

The main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test hypotheses CGU Goodwill in Turkey	2016	2015
Discount rate	17.7%	14.8%
Sustainable growth rate	7.0%	7.0%

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basic points) of each of the key assumptions:

	Millions of Euros
Sensitivity analysis for main hypotheses	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(172)	189
Sustainable growth rate	123	(112)

18.2	Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other intangible assets	2016	2015	2014
Computer software acquisition expenses	1,877	1,875	1,517
Other intangible assets with a infinite useful life	12	26	22
Other intangible assets with a definite useful life	960	1,235	134
Total	2,849	3,137	1,673

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2016	2015	2014
Balance at the beginning		3,137	1,673	1,690
Acquisition of subsidiaries in the year		-	1,452	-
Additions		645	571	467
Amortization in the year	45	(735)	(631)	(535)
Exchange differences and other		(196)	76	59
Impairment	48	(3)	(4)	(8)
Balance at the end		2,849	3,137	1,673

As of December 31, 2016, the balance of fully amortized intangible assets that remained in use was €1,501 million, while their recoverable value was not significant.

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

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2016 are 2010 and subsequent years for the main taxes applicable.

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

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros

	2016		2015		2014
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Profit or (-) loss before tax	6,392		4,603		3,980
From continuing operations	6,392		4,603		3,980
From discontinued operations
Taxation at Spanish corporation tax rate 30%	1,918		1,381		1,194
Lower effective tax rate from foreign entities (*)	(298)		(221)		(318)
Mexico	(105)	26%	(149)	25%	(145)	24%
Chile	(27)	17%	(28)	18%	(71)	-8%
Venezuela	22	36%	2	30%	2	30%
Colombia	(18)	26%	(13)	28%	(12)	28%
Peru	(176)	21%	-	-	-	-
Others	6		(33)		(92)
Revenues with lower tax rate (dividends)	(69)		(65)		(88)
Equity accounted earnings	(11)		(74)		(147)
Other effects	159		253		257
Current income tax	1,699		1,274		898
Of which:
Continuing operations	1,699		1,274		898
Discontinued operations	-		-		-

(*)	Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the years ended December 31, 2016, 2015 and 2014 is as follows:

	Millions of Euros
Effective Tax Rate	2016	2015	2014
Income from:
Consolidated Tax Group	(483)	(1,426)	(997)
Other Spanish Entities	52	107	18
Foreign Entities	6,823	5,922	4,959
Total	6,392	4,603	3,980
Income tax and other taxes	1,699	1,274	898
Effective Tax Rate	26.58%	27.68%	22.56%

19.4	Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

	Millions of Euros
Tax recognized in total equity	2016	2015	2014
Charges to total equity
Debt securities	(533)	(593)	(953)
Equity instruments	(2)	113	(188)
Subtotal	(535)	(480)	(1,141)
Total	(535)	(480)	(1,141)

19.5	Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax assets and liabilities	2016	2015	2014
Tax assets-
Current tax assets	1,853	1,901	2,035
Deferred tax assets	16,391	15,878	10,391
Pensions	1,190	1,022	902
Financial Instruments	1,371	1,474	920
Other assets (investments in subsidiaries)	662	554	535
Impairment losses	1,390	1,346	1,041
Other	1,236	981	905
Secured tax assets (*)	9,431	9,536	4,881
Tax losses	1,111	965	1,207
Total	18,245	17,779	12,426
Tax Liabilities-	-
Current tax liabilities	1,276	1,238	980
Deferred tax liabilities	3,392	3,415	3,177
Financial Instruments	1,794	1,907	2,096
Charge for income tax and other taxes	1,598	1,508	1,081
Total	4,668	4,653	4,157

(*)	Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

The most significant variations in the years ended December 31, 2016, 2015 and 2014 derived from the followings concepts:

	Millions of Euros
	2016		2015		2014
Guaranteed tax assets and liabilities	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities
Balance at the beginning	15,878	3,418	10,391	3,177	9,202	1,537
Pensions	168	-	120	-	152	-
Financials Instruments	(103)	(113)	554	(189)	(218)	1,171
Other assets	108	-	19	-	79	-
Impairment losses	44	-	305	-	251	-
Others	255	-	76	-	393	-
Guaranteed Tax assets (*)	(105)	-	4,655	-	508	-
Tax Losses	146	-	(242)	-	24	-
Charge for income tax and other taxes	-	87	-	430	-	469
Balance at the end	16,391	3,392	15,878	3,418	10,391	3,177

(*)	Acquisition of Catalunya Banc S.A in 2015.

With respect to the changes in assets and liabilities due to deferred tax contained in the above table, the following should be pointed out:

- The decrease in guaranteed tax assets is mainly due to the corporate income tax return finally presented for the year 2015 that has generated some differences with respect to the estimation of the corporate income tax booked in the annual accounts for that year.

- The increase in assets due to deferred tax other than guaranteed tax is due to the generation of a higher amount as a consequence of the restrictions to the deduction of some items provided in the tax code in force.

- The increase in tax losses is mainly due to the offset in the corporate income tax return finally presented for the year 2015 of an amount of negative tax bases and deductions lower than estimated in the consolidated annual accounts for that year and, on the other hand, to the generation in 2016 of negative tax bases and deductions.

On the assets and liabilities due to deferred tax contained in the above table, those included in section 19.4 above have been recognized against the entity’s equity, and the rest against earnings for the year.

As of December 31, 2016, 2015 and 2014, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets taxes, amounted to 874, 656 and 497 million euros respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

	Millions of Euros
Secured tax assets	2016	2015	2014
Pensions	1,901	1,904	1,741
Impairment losses	7,530	7,632	3,140
Total	9,431	9,536	4,881

As of December 31, 2016, non-guaranteed net deferred tax assets of the above table amounted to €3,568 million (€2,924 and €2,333 million as of December 31, 2015 and 2014), which broken down by major geographies is as follows:

•

Spain: Net deferred tax assets recognized in Spain totaled €2,007 million as of December 31, 2016 (€1,437 million and €1,383 as of December 31, 2015 and 2014). €1,088 million of the figure recorded in the year ended December 31, 2016 for net deferred tax assets related to tax credits and tax loss carry forwards and €919 million relate to temporary differences.

•

Mexico: Net deferred tax assets recognized in Mexico amounted to €698 million as of December 31, 2016 (€608 and €399 million as of December 31, 2015 and 2014). 99.96% of deferred tax assets as of December 31, 2016 relate to temporary differences. The remainders are tax credits carry forwards.

•

South America: Net deferred tax assets recognized in South America amounted to €362 million as of December 31, 2016 (€330 and €364 million as of December 31, 2015 and 2014). All the deferred tax assets relate to temporary differences.

•

The United States: Net deferred tax assets recognized in The United States amounted to €345 million as of December 31, 2016 (€300 and €160 million as of December 31, 2015 and 2014). All the deferred tax assets relate to temporary differences.

•

Turkey: Net deferred tax assets recognized in Turkey amounted to €135 million as of December 31, 2016 (€217 million as of December 31, 2015). As of December 31, 2016, all the deferred tax assets correspond to €8 million of tax credits related to tax losses carry forwards and deductions and €127 million relate to temporary differences.

Based on the information available as of December 31, 2016, including historical levels of benefits and projected results available to the Group for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

20.	Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Other assets and liabilities. Breakdown by nature	2016	2015	2014

ASSETS-
Inventories	3,298	4,303	4,443
Real estate companies	3,268	4,172	4,389
Others	29	131	54
Transactions in progress	241	148	230
Accruals	723	804	706
Unaccrued prepaid expenses	518	558	491
Other prepayments and accrued income	204	246	215
Other items	3,012	3,311	2,715
Total Assets	7,274	8,565	8,094
LIABILITIES-
Transactions in progress	127	52	77
Accruals	2,721	2,609	2,370
Unpaid accrued expenses	2,125	2,009	1,772
Other accrued expenses and deferred income	596	600	598
Other items	2,131	1,949	2,072
Total Liabilities	4,979	4,610	4,519

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The impairment included under the heading “Impairment or reversal of impairment on non-financial assets” of the accompanying consolidated financial statements were €375, €209 and €192 million for the years ended December 31, 2016, 2015 and 2014 respectively (see Note 48).The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros

Inventories from Distressed Customers	2016	2015	2014

Gross value
Balance at the beginning	9,318	9,119	9,343
Business combinations and disposals (*)	-	580	-
Acquisitions	336	797	479
Disposals	(1,214)	(1,188)	(971)
Others	59	10	268
Balance at the end	8,499	9,318	9,119
Accumulated impairment losses	(5,385)	(5,291)	(4,898)
Carrying amount	3,114	4,026	4,221

(*)	Mainly assets from Catalunya Banc acquisition in 2015.

21.	Non-current assets and disposal groups classified as held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros

Non-current assets and disposal groups classified as held for sale Breakdown by items	2016	2015	2014

Foreclosures and recoveries	4,225	3,991	3,330
Foreclosures	4,057	3,775	3,144
Recoveries from financial leases	168	216	186
Other assets from:	1,181	706	315
Property, plant and equipment	378	431	272
Operating leases (*)	803	275	43
Business sale-Assets	40	37	924
Accrued amortization (**)	(116)	(80)	(74)
Impairment losses	(1,727)	(1,285)	(702)

Total Non-current assets and disposal groups classified as held for sale	3,603	3,369	3,793

(*)	Includes Real Estate transferred from BBVA Propiedad.
(**)	Net of accumulated amortization until reclassified as non-current assets and disposal groups held for sale.

The changes in the balances of “Non-current assets available for sale” in 2016, 2015 and 2014 are as follows:

	Millions of Euros

		Foreclosed Assets
Non-current assets and disposal groups classified as held for sale Changes in the year 2016	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets	Total
Cost (1)
Balance at the beginning		3,775	216	626	37	4,654
Additions		582	57	23	-	662
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(779)	(77)	(170)	3	(1,023)
Transfers, other movements and exchange differences		480	(28)	586	-	1,037
Balance at the end		4,057	168	1,065	40	5,330

Impairment (2)
Balance at the beginning		994	52	240	-	1,285
Additions	50	129	3	5	-	136
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(153)	(6)	(33)	-	(192)
Other movements and exchange differences		268	(2)	232	-	499
Balance at the end		1,237	47	443	-	1,727
Balance at the end of Net carrying value (1)-(2)		2,820	121	621	40	3,603

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

	Millions of Euros
		Foreclosed Assets
Non-current assets and disposal groups classified as held for sale Changes in the year 2015	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets	Total
Cost (1)
Balance at the beginning		3,144	186	241	924	4,495
Additions		801	94	79	-	974
Contributions from merger transactions		446	1	163	-	609
Retirements (sales and other decreases)		(586)	(53)	(163)	(887)	(1,688)
Transfers, other movements and exchange differences		(30)	(13)	307	-	264
Balance at the end		3,775	216	626	37	4,654

Impairment (2)
Balance at the beginning		578	53	70	-	702
Additions	50	208	11	66	-	285
Contributions from merger transactions		328	-	75	-	404
Retirements (sales and other decreases)		(117)	(14)	(39)	-	(170)
Other movements and exchange differences		(4)	2	66	-	64
Balance at the end		994	52	240	-	1,285
Balance at the end of Net carrying value (1)-(2)		2,781	164	387	37	3,369

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale
(**)	Business sale agreement (Note 3)

	Millions of Euros
		Foreclosed Assets
Non-current assets and disposal groups classified as held for sale Changes in the year 2014	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets	Total
Cost (1)
Balance at the beginning		2,914	186	253	92	3,445
Additions		783	50	82	-	916
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(565)	(36)	(161)	-	(762)
Transfers, other movements and exchange differences		12	(14)	67	832	897
Balance at the end		3,144	187	241	924	4,495

Impairment (2)
Balance at the beginning		420	45	99	-	565
Additions	50	391	12	4	-	406
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(140)	(7)	(51)	-	(198)
Transfers, other movements and exchange differences		(93)	3	19	-	(71)
Balance at the end		578	53	71	-	702
Balance at the end of Net carrying value (1)-(2)		2,565	134	170	924	3,793

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale
(**)	Business sale agreement (Note 3)

Assets from foreclosures or recoveries

As of December 31, 2016, 2015 and 2014, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €2,326, €2,415 and €2,330 million in assets for residential use; €574, €486 and €432 million in assets for tertiary use (industrial, commercial or office) and €41, €44 and €26 million in assets for agricultural use, respectively.

In December 31, 2016, 2015 and 2014, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2016, 2015 and 2014, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €219, €179 and €165 million, respectively; with an average financing of 78% of the sales price.

As of December 31, 2016, 2015 and 2014, the amount of the profits arising from the sale of Group companies financed assets-and therefore not recognized in the consolidated income statement-amounted to €1, €18 and €22 million, respectively.

22.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Financial liabilities measured at amortised cost	Notes	2016	2015	2014

Deposits
Deposits from Central Banks	9	34,740	40,087	28,193
Deposits from Credit Institutions	22.1	63,501	68,543	65,168
Customer deposits	22.2	401,465	403,362	319,334
Debt securities issued	22.3	76,375	81,980	71,917
Other financial liabilities	22.4	13,129	12,141	7,288
Total		589,210	606,113	491,899

22.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

	Millions of Euros

Deposits from credit institutions	Notes	2016	2015	2014

Reciprocal accounts		165	160	218
Deposits with agreed maturity		30,286	37,859	26,731
Demand deposits		4,435	4,121	5,082
Other accounts		35	149	51
Repurchase agreements	35	28,421	26,069	32,935
Subtotal		63,342	68,359	65,017

Accrued interest until expiration		160	185	151
Total		63,501	68,543	65,168

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Deposits from Credit Institutions December 2016	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	956	4,995	817	6,768
Rest of Europe	896	13,751	23,691	38,338
Mexico	306	426	2,931	3,663
South America	275	3,294	465	4,035
The United States	1,812	3,225	3	5,040
Turkey	317	1,140	5	1,463
Rest of the world	88	3,597	509	4,194
Total	4,651	30,429	28,420	63,501

	Millions of Euros
Deposits from Credit Institutions December 2015	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	951	6,718	593	8,262
Rest of Europe	801	15,955	23,140	39,896
Mexico	54	673	916	1,643
South America	212	3,779	432	4,423
The United States	1,892	5,497	2	7,391
Turkey	355	1,423	8	1,786
Rest of the world	53	4,108	981	5,142
Total	4,318	38,153	26,072	68,543

	Millions of Euros
Deposits from Credit Institutions December 2014	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	1,327	6,504	2,442	10,273
Rest of Europe	1,191	9,925	27,940	39,056
Mexico	125	1,066	1,875	3,065
South America	961	3,221	456	4,638
The United States	1,669	4,743	-	6,411
Rest of the world	33	1,461	231	1,725
Total	5,306	26,920	32,944	65,168

22.2	Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros

Customer deposits	Notes	2016	2015	2014

General Governments		21,359	25,343	22,122
Current accounts		123,401	112,273	96,414
Savings accounts		88,835	82,975	65,555
Time deposits		153,123	165,125	111,796
Repurchase agreements	35	13,491	15,711	21,595
Subordinated deposits		233	285	260
Other accounts		329	812	677
Accumulated other comprehensive income		694	839	915
Total		401,465	403,362	319,334
Of which:
In Euros		189,438	203,053	162,844
In foreign currency		212,027	200,309	156,489
Of which:
Deposits from other creditors without valuation adjustment		400,742	402,689	318,657
Accrued interests		723	673	677

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

	Millions of Euros

Customer Deposits December 2016	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total

Spain	102,730	56,391	1,901	161,022
Rest of Europe	6,959	19,683	4,306	30,949
Mexico	36,468	10,647	7,002	54,117
The United States	26,997	23,023	263	50,282
Turkey	47,340	14,971	-	62,311
South America	9,862	28,328	21	38,211
Rest of the world	1,190	3,382	-	4,572
Total	231,547	156,425	13,493	401,465

	Millions of Euros

Customer Deposits December 2015	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total

Spain	86,564	70,816	11,309	168,689
Rest of Europe	5,514	22,833	7,423	35,770
Mexico	36,907	10,320	4,195	51,422
South America	24,574	19,591	304	44,469
The United States	47,071	15,893	24	62,988
Turkey	9,277	26,744	15	36,036
Rest of the world	357	3,631	-	3,988
Total	210,264	169,828	23,270	403,362

	Millions of Euros

Customer Deposits December 2014	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total

Spain	43,732	90,206	9,783	143,721
Rest of Europe	2,267	7,884	8,036	18,187
Mexico	22,550	17,769	6,359	46,678
South America	23,118	34,680	441	58,239
The United States	19,020	31,881	1	50,902
Rest of the world	734	873	-	1,607
Total	111,421	183,293	24,620	319,334

22.3	Debt securities issued (including bonds and debentures)

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros

Debt securities issued	2016	2015	2014

In Euros	45,619	51,449	49,659
Promissory bills and notes	841	456	410
Non-convertible bonds and debentures at floating interest rates	3,138	3,375	2,376
Non-convertible bonds and debentures at fixed interest rates	5,284	6,389	8,555
Mortgage Covered bonds	23,869	28,740	26,119
Hybrid financial instruments	450	384	234
Securitization bonds made by the Group	3,548	4,580	4,741
Other securities	-	-	-
Accrued interest and others (*)	1,518	1,425	1,865
Subordinated liabilities	6,972	6,100	5,359
Convertible	4,000	3,000	1,500
Convertible perpetual securities	4,000	3,000	1,500
Non-convertible	2,852	3,040	3,778
Preferred Stock	359	357	1,033
Other subordinated liabilities	2,493	2,683	2,745
Accrued interest and others (*)	120	60	81
In Foreign Currency	30,759	30,531	22,258
Promissory bills and notes	377	192	660
Non-convertible bonds and debentures at floating interest rates	1,044	1,240	588
Non-convertible bonds and debentures at fixed interest rates	13,880	13,553	9,898
Mortgage Covered bonds	147	146	117
Hybrid financial instruments	2,030	2,392	1,945
Other securities associated to financial activities	-	-	-
Securitization bonds made by the Group	2,977	3,039	474
Other securities	-	-	-
Accrued interest and others (*)	288	254	114
Subordinated liabilities	10,016	9,715	8,462
Convertible	1,487	1,439	1,235
Convertible perpetual securities	1,487	1,439	1,235
Non-convertible	8,134	7,818	6,833
Preferred Stock	629	616	876
Other subordinated liabilities	7,505	7,202	5,957
Accrued interest and others (*)	394	458	394
Total	76,375	81,980	71,917

(*)	Hedging operations and issuance costs

Most of the foreign currency issues are denominated in U.S. dollars.

22.3.1	Promissory notes and bills

Promissory notes were issued by BBVA Senior Finance, S.A.U. and BBVA US Senior, S.A.U. The promissory notes issued by BBVA Senior Finance, S.A.U. and BBVA US Senior, S.A.U., are guaranteed jointly, severally and irrevocably by the Bank.

22.3.2	Bonds and debentures issued

The senior debt issued by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank (included within “Non-convertible bonds and debentures at floating interest rates” and “Non-convertible bonds and debentures at fixed interest rates” in the table above).

22.3.3	Subordinated liabilities

Of the above, the issuances of BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. The balance variances are mainly due to the following transactions:

Convertible perpetual securities

On April 8, 2016, BBVA carried out the fourth issuance of perpetual securities eventually convertible into new ordinary shares of BBVA, (additional tier I capital instruments) without pre-emption rights, for a nominal total amount of €1,000 million.

On February, 10 2015, BBVA carried out the third issuance of perpetual securities eventually convertible into new ordinary shares of BBVA, (additional tier I capital instruments) without pre-emption rights, for a nominal total amount of €1,500 million.

In 2014, BBVA carried out the second issuance of perpetual securities eventually convertible into new ordinary shares of BBVA, (additional tier I capital instruments) without pre-emption rights, for a nominal total amount of €1,500 million.

These securities were listed in the Global Exchange Market of the Irish Stock Exchange. This issuance was targeted only at qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors.

These perpetual securities issued could be converted into new ordinary shares of BBVA if the common equity Tier 1 (CET 1) of the individual or consolidated Bank is below the 5.125%, among other assumptions.

These issues may be fully redeemed at BBVA’s election only in the cases contemplated in its terms and conditions, and in any case, in accordance with the provisions of the applicable legislation.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Preferred Securities by Issuer	2016	2015	2014

BBVA International Preferred, S.A.U. (*)	855	842	1,750
Unnim Group (**)	100	109	109
Compass Group	22	22	20
BBVA Capital Finance, S.A.U.	-	-	25
BBVA Colombia, S.A.	1	1	-
BBVA International, Ltd.	-	-	7
Total	979	974	1,910

(*)	Listed on the London and New York stock exchanges.

(**)	Unnim Group: Issuances prior to the acquisition by BBVA.

These issues were fully subscribed at the moment of the issue by investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Amortization of preferred securities

On February, 27, 2015 BBVA Capital Finance, S.A.U., BBVA International Limited, Caixa de Manlleu Preferents, S.A.U., Caixa Terrassa Societat de Participacions Preferents, S.A.U. CaixaSabadell Preferents, S.A.U. carried out the early redemption of following issuances which amounted to €46 million, after having obtained all required authorizations.

On December 19, 2014 the amortization in full of preferred securities called “Issue of Series E Preferred Securities” and “Issue of Series F Preferred Securities” was announced. At their nominal amount of €633 million and €251 million pounds (approximately €323 million as of December 31, 2014) respectively. These issues were made by BBVA International Preferred, S.A. Unipersonal on October 19, 2009. On January 21, 2015, after obtaining the necessary authorizations, BBVA International Preferred, S.A. Unipersonal proceeded to its effective amortization.

Other subordinated liabilities

On February 27, 2015, BBVA announced the early redemption of some issuances that amounted to €36 million, after having obtained all required authorizations.

On September 23, 2014, BBVA announced the early expiration of the outstanding nominal amount of €633 million of the issue “Subordinated debt – October 04”. On October 20, 2014, after having obtained the necessary approvals, BBVA completed the expiration.

22.4	Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Other financial liabilities	2016	2015	2014

Creditors for other financial liabilities	3,465	3,303	1,692
Collection accounts	2,768	2,369	2,402
Creditors for other payment obligations	6,370	5,960	3,194
Dividend payable but pending payment (Note 4)	525	509	-
Total	13,129	12,141	7,288

23.	Liabilities under reinsurance and insurance contracts

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

The insurance business is affected by different risks, including those that are related to the BBVA Group such as credit risk, market risk, liquidity risk and operational risk and the methodology for risk measurement applied in the insurance activity is similar (see Note 7), although it has a differentiated management due to the particular characteristics of the insurance business, such as the coverage of contracted obligations and the long term of the commitments. Additionally, the insurance business generates certain specific risks, of a probabilistic nature:

•	Technical risk: arises from deviations in the estimation of the casualty rate of insurances, either in terms of numbers, the amount of such claims and the timing of its occurrence.

•	Biometric risk: depending on the deviations in the expected mortality behavior or the survival of the insured persons.

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new capital regulations risk-based, which have already been published in several countries.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under “Insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

	Millions of Euros

Technical Reserves by type of insurance product	2016	2015	2014

Mathematical reserves	7,813	8,101	9,352
Individual life insurance (1)	4,791	4,294	5,683
Savings	3,943	3,756	5,073
Risk	848	526	610
Others	-	12	-
Group insurance (2)	3,022	3,807	3,669
Savings	2,801	3,345	3,207
Risk	221	462	462
Others	-	-	-
Provision for unpaid claims reported	691	697	578
Provisions for unexpired risks and other provisions	635	609	529
Total	9,139	9,407	10,460

(1)	Provides coverage in the event of death or disability.

(2)	The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees.

The cash flows of those Liabilities under Reinsurance and reinsurance contracts are shown below:

		Millions of Euros

Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total

Liabilities under Insurance and Reinsurance Contracts	1,705	1,214	1,482	4,738	9,139

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 96% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical Reserves	Mortality table		Average technical interest type
	Spain	Mexico	Spain	Mexico

Individual life insurance (1)	GKMF80/95% PASEM Hombre Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.15%-3.00%	2.5%

Group insurance(2)	PERMF2000/Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	1.37%-3.00%	5.5%

(1)	Provides coverage in the case of one or more of the following events: death and disability.

(2)	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees.

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2016, 2015 and 2014 the balance is €447 million, €511 million and €559 million, respectively.

24.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

		Millions of Euros

Provisions. Breakdown by concepts	Notes	2016	2015	2014

Pensions and other post employment defined benefit obligations	25	6,025	6,299	5,970
Other long term employee benefits	25	69	68	62
Pending legal issues and tax litigation		418	616	262
Commitments and guarantees given		950	714	381
Other provisions (*) (**)		1,609	1,155	769
Total		9,071	8,852	7,444

(*)	In the year 2016 this line item includes €577 million of provisions related to the invalidity of the clauses of limitation of interest rates in mortgage loans with consumers (the so-called “cláusulas suelo”), hereinafter discussed.

(**)	During the year 2015, provisions corresponding to different concepts and different geographies that are not individually significant individually, except originated of the Purchase Price Agreement of Catalunya Banc and Garanti Group (see Note 18.1).

The change in provisions for pensions and similar obligations for the years ended December 31, 2016, 2015 and 2014 is as follows:

		Millions of Euros

Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2016	2015	2014

Balance at the beginning		6,299	5,970	5,512
Add -
Charges to income for the year		402	687	1,004
Interest expenses and similar charges	37.2	96	108	172
Personnel expenses	44.1	67	57	58
Provision expenses		239	522	774
Charges to equity (*)	25	339	135	497
Transfers and other changes (**)		66	440	75
Less -
Benefit payments	25	(926)	(925)	(854)
Employer contributions	25	(154)	(8)	(264)
Balance at the end		6,025	6,299	5,970

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (see Note 2.2.12).

(**)	In the year 2015 this line item correspond mainly to the incorporation of Garanti y Catalunya Banc (see Note 3).

	Millions of Euros

Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2016	2015	2014

Balance at beginning	1,771	1,031	933
Add -		-
Charge to income for the year	1,109	334	387
Acquisition of subsidiaries (*)	-	1,256	-
Transfers and other changes	-	-	-
Less -		-
Available funds	(311)	(205)	(75)
Amount used and other variations	(540)	(645)	(214)
Disposal of subsidiaries	-	-	-
Balance at the end	2,028	1,771	1,031

(*)	In the year 2015 this line item mainly includes the incorporation of Garanti y Catalunya Banc in year 2015 (see Note 3).

Ongoing legal proceedings and litigation

Different entities of the BBVA Group are frequently party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United State) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the legal counsel, BBVA considers that, except for the proceeding mentioned below, none of such actions is material, individually or as a whole, and with no significant impact on the operating results, liquidity or financial situation at a consolidated or individual level of the Bank. The Group’s Management believes that the provisions made in respect of such legal proceedings are adequate.

Regarding the consequences of the invalidity of the clauses of limitation of interest rates in mortgage loans with consumers (the so-called “cláusulas suelo”) the legal situation is as follows:

●

The Spanish Supreme Court, in a judgment dated May 9, 2013, rendered on a collective claim against BBVA among others, and that is definitive, resolved unanimously that those clauses should be deemed as invalid if they did not comply with certain requirements of material transparency set forth in the referred judgment. In addition, that judgment determined that there were no grounds for the refund of the amounts collected pursuant to those clauses before May 9, 2013.

●

As communicated to the market by means of Relevant Event dated June 12, 2013, BBVA ceased to apply, in execution of that judgment, as from May 9, 2013, the “cláusula suelo” in all mortgage loan agreements with consumers in which it had been included.

In an individual claim, the Provincial Court of Alicante raised a preliminary ruling to the Court of Justice of the European Union (CJEU), for the CJEU to determine if the time limitation for the refund of the amounts set forth by the Supreme Court complies with Directive 93/13/EEC. On July 13, the opinion of the Advocate-General of the CJEU was published and in its conclusions it stated that the European directive did not oppose to a Member State’s Supreme Court limiting, due to exceptional circumstances, the restorative effects of the invalidity to the date on which its first judgment in this regard was issued.

Last December 21, the CJEU published its sentence that decided the preliminary ruling raised by the Provincial Court of Alicante and other national judicial bodies, in the sense that the Supreme Court’s case law that limited in time the restorative effects related to the unfair declaration of a clause included in an agreement between a consumer and a professional is contrary to Article 6.1 of Directive 93/13/EEC on unfair terms in consumer contracts.

After the mentioned CJEU’s decision, BBVA has made, once analyzed the portfolio of mortgage loans to consumers, in which the “cláusulas suelo” have applied, a provision of €577 million (with an impact on the attributed profit of approximately €404 million, as communicated to the market in the Relevant Event dated December 21, 2016), to cover future claims that could be filed.

25.	Post-employment and other employee benefit commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including short-term employee benefits, defined contribution and defined benefit plans (see Note 44.1), healthcare and other long-term employee benefits.

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirement.

The breakdown of the balance sheet net defined benefit liability as of December 31, 2016, 2015 and 2014 is provided below:

	Millions of Euros

Net Defined Benefit Liability (asset) on the Balance Sheet	2016	2015	2014

Pension commitments	5,277	5,306	4,737
Early retirement commitments	2,559	2,855	2,803
Medical benefits commitments	1,015	1,023	1,083
Other long term employee benefits	69	68	62
Total commitments	8,920	9,252	8,685
Pension plan assets	1,909	1,974	1,697
Medical benefit plan assets	1,113	1,149	1,240
Total plan assets (*)	3,022	3,124	2,937
Total net liability / asset on the balance sheet	5,898	6,128	5,748
Of which:
Net asset on the balance sheet (**)	(194)	(238)	(285)
Net liability on the balance sheet for provisions for pensions and similar obligations (***)	6,025	6,299	5,970
Net liability on the balance sheet for other long term employee benefits (****)	69	68	62

(*)

In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €257 million which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the accounts, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(**)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(***)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (see Note 24).

(****)	Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

The amounts relating to benefit commitments charged to consolidated income statement for the years 2016, 2015 and 2014 are as follows:

		Millions of Euros

Consolidated Income Statement Impact	Notes	2016	2015	2014

Interest and similar expenses	37.2	96	108	172
Interest expense		303	309	336
Interest income		(207)	(201)	(165)
Personnel expenses		154	141	121
Defined contribution plan expense	44.1	87	84	63
Defined benefit plan expense	44.1	67	57	58
Provisions (net)	46	332	592	816
Early retirement expense		236	502	681
Past service cost expense		(2)	26	(29)
Remeasurements (*)		3	20	93
Other provision expenses		95	44	71
Total impact on Consolidated Income Statement: Debit (Credit)		582	841	1,109

(*)	Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the balance sheet as of December 31, 2016, 2015 and 2014 are as follows:

		Millions of Euros

Equity Impact	Notes	2016	2015	2014

Defined benefit plans		237	128	353
Post-employment medical benefits		119	7	144
Total impact on equity: Debit (Credit) (*)	2.2.12	356	135	497

(*)	Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes.

25.1	Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the year ended December 31, 2016, 2015 and 2014 is presented below.

				Millions of Euros
		2016			2015			2014
Defined Benefits	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	9,184	3,124	6,060	8,622	2,937	5,685	7,714	2,375	5,337
Current service cost	67	-	67	57	-	57	58	-	58
Interest income or expense	299	207	92	309	201	108	336	165	172
Contributions by plan participants	5	5	-	2	2	-	1	1	-
Employer contributions	-	154	(154)	-	8	(8)	-	264	(264)
Past service costs (1)	235	-	235	530	-	530	652	-	652
Remeasurements:	354	(5)	359	42	(113)	155	769	178	590
Return on plan assets (2)	-	(20)	20	-	(106)	106	-	178	(178)
From changes in demographic assumptions	107	-	107	8	-	8	31	-	31
From changes in financial assumptions	106	-	106	(53)	-	(53)	724	-	724
Other actuarial gain and losses	141	15	125	88	(7)	94	13	-	13
Benefit payments	(1,052)	(169)	(883)	(1,086)	(146)	(940)	(984)	(130)	(854)
Settlement payments	(43)	-	(43)	(2)	(17)	15	-	-	-
Business combinations and disposals	-	-	-	795	321	474	-	-	-
Effect on changes in foreign exchange rates	(282)	(293)	11	(136)	(98)	(38)	43	53	(10)
Other effects	84	-	84	50	28	22	33	31	3
Balance at the end	8,851	3,022	5,829	9,184	3,124	6,060	8,622	2,937	5,685
Of which
Spain	6,157	358	5,799	6,491	380	6,111	6,212	382	5,830
Mexico	1,456	1,627	(171)	1,527	1,745	(219)	1,643	1,908	(266)
The United States	385	339	46	362	329	33	362	324	38
Turkey	447	348	99	435	337	98

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2016 includes €355 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

In order to guarantee the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

The following table sets out the key actuarial assumptions used in the valuation of these commitments:

		2016				2015				2014
Actuarial Assumptions	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey	Spain	Mexico	USA
Discount rate	1.50%	9.95%	4.04%	11.50%	2.00%	9.30%	4.30%	10.30%	2.25%	8.75%	3.97%
Rate of salary increase	1.50%	4.75%	3.00%	9.30%	2.00%	4.75%	3.00%	8.60%	2.00%	4.75%	3.25%
Rate of pension increase	-	2.13%	-	7.80%		2.13%		7.10%		2.13%	2.25%
Medical cost trend rate	-	6.75%	-	10.92%		6.75%		9.94%		6.75%	8.00%
Mortality tables	PERM/F 2000P	EMSSA97 (adjustment EMSSA09)	RP 2014	CSO2001	PERM/F 2000P	EMSSA 97	RP 2014	CSO2001	PERM/F 2000P	EMSSA 97	RP 2014

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) in Euro in the case of Spain, Mexican peso for Mexico and USD for the United States), and government bonds in new Turkish Lira for Turkey.

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

		Millions of Euros

Sensitivity Analysis	Basis points change	2016		2015
		Increase	Decrease	Increase	Decrease
Discount rate	50	(367)	401	(357)	391
Rate of salary increase	50	9	(9)	9	(9)
Rate of pension increase	50	28	(27)	23	(22)
Medical cost trend rate	100	263	(204)	213	(169)
Change in obligation from each additional year of longevity	-	121	-	130	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2016, 2015 and 2014 the actuarial liabilities for the outstanding awards amounted to €69 million, €68 million and €62 million, respectively. These commitments are recorded under the heading “Provisions - Other long-term employee benefits” of the accompanying consolidated balance sheet (see Note 24).

As described above, the Group maintains both pension and medical post-employment benefit commitments with their employees.

Post-employment commitments and similar obligations

These pension commitments relate mostly to pensions where the employees are already receiving payment, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during the year 2016, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 613 (1,817 and 1,706 during years 2015 and 2014, respectively). These commitments include both the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2016, 2015 and 2014 the value of these commitments amounted to €2,559 million, €2,855 million and €2,803 respectively.

The change in the benefit plan obligations and plan assets as of December 31, 2016 was as follows:

	Millions of Euros

	Defined Benefit Obligation
Post-employment commitments 2016	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,489	517	364	435	357
Current service cost	10	6	4	22	5
Interest income or expense	105	42	14	41	11
Contributions by plan participants	-	-	-	4	1
Employer contributions	-	-	-	-	-
Past service costs (1)	240	1	-	4	(4)
Remeasurements:	223	-	7	31	34
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	2	(5)	-	(1)
From changes in financial assumptions	192	(22)	13	(23)	37
Other actuarial gain and losses	31	19	(1)	54	(2)
Benefit payments	(931)	(41)	(16)	(21)	(11)
Settlement payments	(43)	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(70)	13	(69)	(18)
Other effects	63	-	(2)	-	19
Balance at the end	6,157	455	385	447	392
Of which:
Vested benefit obligation relating to current employees	161
Vested benefit obligation relating to retired employees	5,996

	Millions of Euros

	Plan Assets
Post-employment commitments 2016	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	380	596	329	337	333
Current service cost	-	-	-	-	-
Interest income or expense	7	49	13	33	9
Contributions by plan participants	-	-	-	4	1
Employer contributions	-	14	1	17	9
Past service costs (1)	-	-	-	-	-
Remeasurements:	35	(23)	(3)	23	23
Return on plan assets (2)	35	(23)	(3)	23	23
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-
Benefit payments	(64)	(40)	(13)	(12)	(9)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(81)	11	(54)	(14)
Other effects	-	-	1	-	(1)
Balance at the end	358	514	339	348	350

	Millions of Euros
	Net Liability (Asset)
Post-employment commitments 2016	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,109	(79)	35	97	24
Current service cost	10	6	4	22	5
Interest income or expense	98	(7)	1	8	2
Contributions by plan participants	-	-	-	-	0
Employer contributions	-	(14)	(1)	(17)	(9)
Past service costs (1)	240	1	-	4	(4)
Remeasurements:	188	23	10	8	11
Return on plan assets (2)	(35)	23	3	(23)	(23)
From changes in demographic assumptions	-	2	(5)	-	(1)
From changes in financial assumptions	192	(22)	13	(23)	37
Other actuarial gain and losses	31	19	(1)	54	(2)
Benefit payments	(867)	-	(3)	(9)	(2)
Settlement payments	(43)	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	10	2	(15)	(4)
Other effects	63	-	(3)	-	20
Balance at the end	5,799	(59)	46	99	42

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

The change in net liabilities (assets) during the years ended 2015 and 2014 was as follows:

	Millions of Euros
	2015: Net liability (asset)					2014: Net liability (asset)
Post-employment commitments	Spain	Mexico	USA	Turkey	Rest of the world	Spain	Mexico	USA	Rest of the world
Balance at the beginning	5,830	(94)	38	-	69	5,395	(38)	32	76
Current service cost	9	8	3	2	4	18	7	5	6
Interest income or expense	123	(10)	1	4	3	169	(3)	2	17
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	(1)	-	-	(7)	-	(72)	(2)	(7)
Past service costs (1)	550	(15)	-	2	-	683	-	(20)	(12)
Remeasurements:	112	29	(9)	10	7	394	12	19	20
Return on plan assets (2)	-	50	19	(54)	(3)	-	(27)	(47)	(59)
From changes in demographic assumptions	-	-	(7)	15	-	-	1	31	-
From changes in financial assumptions	101	(23)	(18)	(25)	3	398	38	39	69
Other actuarial gain and losses	11	2	(3)	74	7	(4)	-	(3)	10
Benefit payments	(913)	-	(20)	(4)	(3)	(847)	-	(3)	(4)
Settlement payments	-	-	17	-	-	-	-	-	-
Business combinations and disposals	378	-	-	96	-	-	-	-	-
Effect on changes in foreign exchange rates	1	5	4	(11)	(45)	1	-	6	(16)
Other effects	23	1	(1)	-	(1)	17	-	(1)	(13)
Balance at the end	6,111	(78)	33	98	23	5,830	(82)	38	89
Of which	-	-	-	-	-
Vested benefit obligation relating to current employees	172					221
Vested benefit obligation relating to retired employees	5,939					5,609

(1)	Includes gains and losses from settlements.

(2)	Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through the assets held for a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. and CatalunyaCaixa Vida –consolidated subsidiaries and related parties – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading “Provisions – Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group’s consolidated assets (registered according to the classification of the corresponding financial instruments). As of December 31, 2016 the value of these separate assets was €2,983 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded,

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2016, 2015 and 2014, the fair value of the aforementioned insurance policies (€358 million, €380 million and €382 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

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

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella of Social Security. Such system provides for the transfer of the various prior funds established.

The financial sector is in this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €218 million as of December 31, 2016 pending future social security transfer.

Furthermore, the Group has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

The Bank also has commitments to pay indemnities to certain employees and members of the Group’s Senior Management in the event that they cease to hold their positions for reasons other than their own will, retirement, disability or serious dereliction of duties. The amount will be calculated according to the salary and professional conditions of each employee, taking into consideration fixed elements of the remuneration and the length of office at the Bank. Under no circumstances indemnities will be paid in cases of disciplinary dismissal for misconduct upon decision of the employer on grounds of the employee’s serious dereliction of duties.

In 2016 as a consequence of certain Senior Management members leaving the Group, indemnities for an overall total of €1,788 thousand were paid, which have been recorded as Other Personnel Expenses (see Note 44).

Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2016, 2015 and 2014 was as follows:

	Millions of Euros
	2016			2015			2014
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,022	1,149	(127)	1,083	1,240	(157)	811	938	(128)
Current service cost	24	-	24	31	-	31	23	-	23
Interest income or expense	86	97	(11)	95	109	(14)	78	90	(13)
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	114	(114)	-	-	-	-	183	(183)
Past service costs (1)	(5)	-	(5)	1	-	1	1	-	1
Remeasurements:	59	(60)	119	(87)	(94)	7	190	46	144
Return on plan assets (2)	-	(60)	60	-	(94)	94	-	46	(46)
From changes in demographic assumptions	110	-	110	-	-	-	-	-	-
From changes in financial assumptions	(91)	-	(91)	(91)	-	(91)	181	-	181
Other actuarial gain and losses	39	-	39	4	-	4	10	-	10
Benefit payments	(33)	(30)	(2)	(30)	(30)	-	(29)	(28)	(1)
Settlement payments	-	-	-	(2)	-	(2)	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(138)	(156)	18	(69)	(76)	8	9	10	(1)
Other effects	-	-	-	-	-	-	-	1	(1)
Balance at the end	1,015	1,113	(98)	1,022	1,149	(127)	1,083	1,240	(157)

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey employees are currently provided with medical benefits through a foundation in collaboration with the social security system, although local legislation prescribes the future unification of this and similar systems into the general social security system itself.

The valuation of these benefits and their accounting treatment follow the same methodology as that employed in the valuation of pension commitments.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico, The United States and Turkey are as follows:

	Millions of Euros
Estimated Benefit Payments	2017	2018	2019	2020	2021	2022-2026
Commitments in Spain	820	736	652	563	470	1,269
Commitments in Mexico	79	80	84	88	93	556
Commitments in United States	17	18	18	19	20	112
Commitments in Turkey	25	15	16	18	21	165
Total	941	849	770	688	604	2,102

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements in Spain.

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

The risks associated with these commitments are those which give rise to a deficit in the plan assets. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2016:

Millions of Euros
Plan Assets Breakdown	2016
Cash or cash equivalents	151
Debt securities (Government bonds)	2,150
Property	1
Mutual funds	1
Insurance contracts	5
Other investments	9
Total	2,317
Of which:
Bank account in BBVA	4
Debt securities issued by BBVA	3
In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of December 31, 2016:

Millions of Euros
Investments in listed markets	2016
Cash or cash equivalents	151
Debt securities (Government bonds)	2,150
Mutual funds	1
Total	2,302
Of which:
Bank account in BBVA	4
Debt securities issued by BBVA	3

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2016, almost all of the assets related to employee’s commitments corresponded to fixed income securities.

25.2	Defined contribution plans

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding financial year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).

26.	Common stock

As of December 31, 2016, BBVA’s common stock amounted to €3,217,641,468.58 divided into 6,566,615,242 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange. Also, as of December 31, 2016, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market (Latibex) of the Madrid Stock Exchange and on the New York Stock Exchange.

As of December 31, 2016, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 11.74%, 7.04%, and 5.18% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On January 13, 2016, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, it now has an indirect holding of BBVA common stock totaling 5.606%, of which 5.253% are voting rights attributed to shares and 0.353% are voting rights through financial instruments.

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

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2014	6,171,338,995	3,024
Dividend option - January 2015	53,584,943	26
Dividend option - April 2015	80,314,074	39
Dividend option - October 2015	61,442,106	30
As of December 31, 2015	6,366,680,118	3,120
Dividend option - April 2016	113,677,807	56
Dividend option - October 2016	86,257,317	42
As of December 31, 2016	6,566,615,242	3,218

“Dividend Option” Program in 2016:

The AGM held on March 11, 2016 under Third Point of the Agenda, adopted four resolutions on capital increase to be charged to reserves, to once again implement the shareholder remuneration program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, conferring on the Board of Directors the authority to indicate the date on which said capital increases should be carried out, within one year of the date of the AGM, including the power not to implement any of the resolutions, when deemed advisable.

As a consequence of such agreement, on March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to voluntary reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €55,702,125.43 through the issue and circulation of 113,677,807 shares with a €0.49 par value each.

On September 28, 2016, the Board of Directors of BBVA approved the execution of the second of the capital increases charged to voluntary reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €42,266,085.33 through the issue and circulation of 86,257,317 shares with a €0.49 par value each.

“Dividend Option” Program in 2015:

The AGM held on March 13, 2015 under Point Four of the Agenda, adopted four resolutions on capital increase to be charged to voluntary reserves, to once again implement the shareholder remuneration program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, conferring on the Board of Directors the authority to indicate the date on which said capital increases should be carried out, within one year of the date of the AGM, including the power not to implement any of the resolutions, when deemed advisable.

On March 25, 2015, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to voluntary reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €39,353,896.26 through the issue and circulation of 80,314,074 shares with a €0.49 par value each.

Likewise, on September 30, 2015, the Board of Directors of BBVA approved the execution of the second of the capital increases charged to voluntary reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €30,106,631.94 through the issue and circulation of 61,442,106 shares with a €0.49 par value each.

“Dividend Option” Program in 2014:

Formerly, on December 17, 2014, Board of Directors of BBVA approved the execution of the third of the capital increases charged to reserves agreed by the aforementioned AGM. As of January 14, 2015, the Bank’s common stock increased by €26,256,622.07 through the issue and circulation of 53,584,943 ordinary shares with a €0.49 par value each, of the same class and series as the shares currently in circulation, without issuance premium and represented by book entries.

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

On November 20, 2014, the capital increase finished with a total par value of €118,787,879.56 through the issue of 242,424,244 shares of BBVA, each with a par value of €0.49, of the same class and series as the shares currently in circulation and represented by book entries. The subscription price of these new shares was determined to be €8.25 per share (corresponding €0.49 to par value and €7.76 to share premium). Therefore, the total effective amount of the Capital Increase was of €2,000,000,013 corresponding €118,787,879.56 euros to par value and €1,881,212,133.44 euros to share premium (see Note 27).

Convertible and/or exchangeable securities:

At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors the authority to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The authority include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

Exercising the authority delegated by the AGM, BBVA, on April 8, 2016, BBVA S.A. has agreed to carry out the fourth issue of perpetual contingent convertible securities, convertible into issued ordinary shares of BBVA (Additional level I capital instruments), without pre-emption rights, for a nominal total amount of €1,000 million (see Note 22.3).

Likewise, exercising the authority delegated by the AGM, BBVA, on February 10, 2015, BBVA S.A. has agreed to carry out the third issue of perpetual contingent convertible securities, convertible into issued ordinary shares of BBVA (Additional level I capital instruments), without pre-emption rights, for a nominal total amount of €1,500 million (see Note 22.4).

Exercising the authority delegated by the AGM, BBVA, in 2014, BBVA S.A. has agreed to carry out the second issue of perpetual contingent convertible securities, convertible into issued ordinary shares of BBVA (Additional level I capital instruments), without pre-emption rights, for a nominal total amount of €1,500 million.

Other securities:

At the AGM held on March 13, 2015, in Point Three of the agenda, the shareholders resolve to delegate to the Board of Directors, the authority to issue, within the three-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of fixed-income securities, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the Bank or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

27.	Share premium

There are no changes for years 2016 and 2015 in the balances under this heading in the accompanying consolidated balance sheets, amounting €23,992 million due to the common stock increases carried out in 2014 (see Note 26).

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

28.	Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

		Millions of Euros

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts	Notes	2016	2015	2014

Legal reserve	28.1	624	605	567
Restricted reserve for retired capital	28.2	201	213	268
Reserves for balance revaluations		20	22	23
Voluntary reserves		8,521	6,971	6,784
Total reserves holding company (*)		9,366	7,811	7,642
Consolidation reserves attributed to the Bank and dependents consolidated companies.		14,275	14,701	13,294
Total		23,641	22,512	20,936

(*)	Total reserves of BBVA, S.A.

28.1	Legal reserve

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

28.2	Restricted reserves

As of December 31, 2016, 2015 and 2014, the Bank’s restricted reserves are as follows:

	Millions of Euros

Restricted Reserves	2016	2015	2014

Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	111	123	178
Restricted reserve for redenomination of capital in euros	2	2	2
Total	201	213	268

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

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

28.3	Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Retained earnings, Revaluation reserves and Other reserves	2016	2015	2014

Accumulated income ans Revaluation reserves
Holding Company	14,101	14,763	11,634
BBVA Bancomer Group	9,108	8,178	7,482
BBVA Seguros, S.A.	(62)	261	431
Corporacion General Financiera, S.A.	1,187	1,192	711
BBVA Banco Provincial Group	1,752	1,751	1,592
BBVA Chile Group	1,264	1,115	1,048
Compañía de Cartera e Inversiones, S.A.	(27)	(16)	10
Anida Grupo Inmobiliario, S.L.	528	527	589
BBVA Suiza, S.A.	(1)	(4)	(17)
BBVA Continental Group	611	506	437
BBVA Luxinvest, S.A.	16	33	467
BBVA Colombia Group	803	656	492
BBVA Banco Francés Group	827	621	439
Banco Industrial De Bilbao, S.A.	61	33	43
Uno-E Bank, S.A. (*)	-	(62)	(65)
Gran Jorge Juan, S.A.	(30)	(40)	(45)
BBVA Portugal Group	(477)	(511)	(519)
Participaciones Arenal, S.L.	(180)	(180)	(180)
BBVA Propiedad S.A.	(431)	(412)	(342)
Anida Operaciones Singulares, S.L.	(4,127)	(3,962)	(1,788)
Grupo BBVA USA Bancshares	(1,053)	(1,459)	(1,747)
Garanti Turkiye Bankasi Group	127	-	-
Unnim Real Estate	(477)	(403)	(348)
Bilbao Vizcaya Holding, S.A.	139	73	70
BBVA Autorenting, S.A.	(38)	(49)	(30)
Pecri Inversión S.L.	(75)	(78)	15
Other	162	77	(75)
Subtotal	23,708	22,610	20,304
Reserves or accumulated losses of investments in joint ventures and associates
Citic International.Financial Holdings Limited	-	-	197
Garanti Turkiye Bankasi Group	-	-	609
Metrovacesa	-	(143)	(68)
Metrovacesa Suelo	(52)	-	(94)
Other	(15)	45	(11)
Subtotal	(67)	(98)	633
Total	23,641	22,512	20,937

(*)	Absorbed into BBVA S.A.

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.	Treasury shares

In the years ended December 31, 2016, 2015 and 2014 the Group entities performed the following transactions with shares issued by the Bank:

	2016		2015		2014

Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros

Balance at beginning	38,917,665	309	41,510,698	350	6,876,770	66
+ Purchases	379,850,939	2,004	431,321,283	3,273	425,390,265	3,770
- Sales and other changes	(411,537,817)	(2,263)	(433,914,316)	(3,314)	(390,756,337)	(3,484)
+/- Derivatives on BBVA shares	-	(1)	-	-	-	(3)
+/- Other changes	-	-	-	-	-	-
Balance at the end	7,230,787	48	38,917,665	309	41,510,698	350
Of which:
Held by BBVA, S.A.	2,789,894	22	1,840,378	19	5,001,897	46
Held by Corporación General Financiera, S.A.	4,440,893	26	37,077,287	290	36,480,861	304
Held by other subsidiaries	-	-	-	-	27,940	-
Average purchase price in Euros	5.27		7.60		8.86
Average selling price in Euros	5.50		7.67		8.94
Net gain or losses on transactions (Shareholders’ funds-Reserves)		(30)		6		5

The percentages of treasury stock held by the Group in the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016			2015			2014

Treasury Stock	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing

% treasury stock	0.081%	0.756%	0.110%	0.000%	0.806%	0.613%	0.000%	0.699%	0.672%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2016, 2015 and 2014 is as follows:

Shares of BBVA Accepted in Pledge	2016	2015	2014

Number of shares in pledge	90,731,198	92.703.291	97,795,984
Nominal value	0.49	0.49	0.49
% of share capital	1.38%	1,46%	1.58%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2016, 2015 and 2014 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2016	2015	2014

Number of shares owned by third parties	85,766,602	92,783,913	101,425,692
Nominal value	0.49	0.49	0.49
% of share capital	1.31%	1,46%	1.64%

30.	Accumulated other comprehensive income

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros

Accumulated other comprehensive income	2016	2015	2014

Items that will not be reclassified to profit or loss	(1,095)	(859)	(777)
Actuarial gains or (-) losses on defined benefit pension plans	(1,095)	(859)	(777)
Non-current assets and disposal groups classified as held for sale	-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	-	-	-
Other adjustments	-	-	-
Items that may be reclassified to profit or loss	(4,363)	(2,490)	429
Hedge of net investments in foreign operations [effective portion]	(118)	(274)	(373)
Foreign currency translation	(5,185)	(3,905)	(2,173)
Hedging derivatives. Cash flow hedges [effective portion]	16	(49)	(46)
Available-for-sale financial assets	947	1,674	3,816
Non-current assets and disposal groups classified as held for sale	-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	(23)	64	(796)
Total	(5,458)	(3,349)	(348)

The balances recognized under these headings are presented net of tax.

The main variation is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not euros. In this regard, the increase in item “Foreign currency translation” in the above table in the year 2016 is mainly related to the depreciation of the Mexican peso and the Turkish lira, partially offset by the appreciation of the U.S. dollar against the euro.

31.	Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of euros

Non-Controlling Interests	2016	2015	2014

BBVA Colombia Group	67	58	59
BBVA Chile Group	377	314	347
BBVA Banco Continental Group	1,059	913	839
BBVA Banco Provincial Group	97	100	958
BBVA Banco Francés Group	243	220	230
Garanti Group (Note 3)	6,157	6,302	-
Other companies	64	86	78
Total	8,064	7,992	2,511

These amounts are broken down by groups of consolidated entities under the heading “Profit - Attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros

Profit attributable to Non-Controlling Interests	2016	2015	2014

BBVA Colombia Group	9	11	11
BBVA Chile Group	40	42	53
BBVA Banco Continental Group	193	211	195
BBVA Banco Provincial Group	(2)	-	131
BBVA Banco Francés Group	55	76	65
Garanti Group (Note 3)	917	316	-
Other companies	8	30	9
Total	1,218	686	464

Dividends distributed to non-controlling interests of the Group during the year 2016 are: BBVA Banco Continental Group €90 million, BBVA Chile Group €11 million, BBVA Banco Francés Group €12 million, Garanti Group €106 million, BBVA Colombia Group €4 million, and other Spanish entities accounted for €5 million.

32.	Capital base and capital management

Capital base

As of December 31, 2016, 2015 and 2014, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication from the ECB requiring BBVA to maintain, on a consolidated basis, effective from the 1st of January 2017, a phased-in total capital of 11.125% and on an individual bases, a phased-in total capital of 10.75%.

This total capital requirement of 11.125% includes: i) the minimum CET1 capital ratio required under Pillar 1 (4.5%); ii) Pillar 1 Additional Tier 1 capital requirements (1.5%); iii) Pillar 1 Tier 2 capital requirements (2%); iv) Pillar 2 CET1 capital requirement (1.5%); v) the capital conservation buffer (CCB) (1.25% CET1 in a phased-in term and 2.5% in a fully loaded term) and vi) the Other Systemic Important Institution buffer (OSII) (0.375% CET1 in a phased-in term and 0.75% in a fully loaded term).

Since BBVA has been excluded from the list of global systemically important financial institutions in 2016 (which is updated every year by the Financial Stability Board (FSB)), as of January 1, 2017, the G-SIB buffer will not apply to BBVA in 2017, (notwithstanding the possibility that the FSB or the supervisor may include BBVA on it in the future).

However, the supervisor has informed BBVA that it is included on the list of other systemically important financial institutions, and a D-SIB buffer of 0.75% of the fully-loaded ratio applies at the consolidated level. It will be implemented gradually from January 1, 2016 to January 1, 2019.

The CET1 requirement on phased-in terms stands at 7.625% on a consolidated basis and 7.25% on an individual basis.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2016, 2015 and 2014 is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

		Millions of euros

Eligible capital resources	Reconciliation of total equity with regulatory capital December 2016 (*)	Reconciliation of total equity with regulatory capital December 2015 (**)	Reconciliation of total equity with regulatory capital December 2014
Capital	3,218	3,120	3,024
Share premium	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	23,641	22,512	20,936
Other equity	54	35	67
Less: Treasury shares	(48)	(309)	(350)
Profit or loss attributable to owners of the parent	3,475	2,642	2,618
Less: Interim dividends	(1,510)	(1,352)	(841)
Total shareholders’ funds	52,821	50,640	49,446
Accumulated other comprehensive income	(5,458)	(3,349)	(348)
Minority interests (non-controlling interest)	8,064	8,149	2,511
Total equity	55,428	55,440	51,610
Intangible assets	(5,675)	(3,901)	(1,748)
Fin. treasury shares	(82)	(95)	(124)
Indirect treasury shares	(51)	(415)	—
Deductions	(5,808)	(4,411)	(1,872)
Temporary CET 1 adjustments	(129)	(788)	(3,567)
Capital gains from the Available-for-sale debt instruments portfolio	(402)	(796)	(2,713)
Capital gains from the Available-for-sale equity portfolio	273	8	(854)
Differences from solvency and accounting level	(120)	(40)	(140)
Equity not eligible at solvency level	(249)	(828)	(3,707)
Other adjustments and deductions	(2,001)	(1,647)	(1,414)
Common Equity Tier 1 (CET 1)	47,370	48,554	44,617
Additional Tier 1 before Regulatory Adjustments	6,114	5,302	4,205
Total Regulatory Adjustments of Aditional Tier 1	(3,401)	(5,302)	(6,990)
Tier 1	50,083	48,554	41,831
Tier 2	8,810	11,646	10,986
Total Capital (Total Capital=Tier 1 + Tier 2)	58,893	60,200	52,817

Total Minimum equity required	37,923	38,125	28,064

(*)	Figures originally reported in the Prudential Relevance Report corresponding to the year 2015, without restatements.

	Millions of Euros

Capital Base	2016	2015	2014

Tier 1 (thousand of euros) (a)	50,083	48,554	41,832
Exposure (thousand of euros) (b)	747,216	766,589	671,081
Leverage ratio (a)/(b) (percentage)	6.70%	6.33%	6.23%

Variations in the amount of Tier 1 Common Equity in the above table are mainly explained by the organic generation of capital leaning against the recurrence of the results, net of dividends paid and remunerations; and the efficient management and allocation of capital in line with the strategic objectives of the Group.

Additionally, there is a negative effect on the minority interests and deductions due to the regulatory phase-in calendar of 60% in 2016 compared with 40% in 2015.

During the first semester of the year, BBVA Group has completed the additional Tier 1 capital recommended by the Regulator (1.5% of Risk-Weighted Assets) with the issuance of perpetual securities eventually convertible into shares, classified as additional Tier 1 equity instruments (contingent convertible) under the solvency rules and contributing to the ratio of Tier 1 stood at 12.88%

Finally, the total capital ratio is located at 15.14% reflecting the effects discussed above.

The increase in minimum capital requirements is mainly due to the consideration of the aforementioned new prudential capital requirements applicable to BBVA.

A reconciliation of the balance sheet to the accounting and regulatory scope (provisional data) as of December 31, 2016 is provided below:

		Millions of Euros

Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies	Jointly- controlled entities and other adjustments	Regulatory balance sheet
Cash and balances with central banks and other demand deposits	40,039	-	59	40,098
Financial assets held for trading	74,950	(1,117)	2,509	76,342
Other financial assets designated at fair value through profit or loss	2,062	(2,058)	-	4
Available for sale financial assets	79,221	(20,608)	25	58,638
Loans and receivables	465,977	(1,298)	2,010	466,689
Held to maturity investments	17,696	-	-	17,696
Fair value changes of the hedged items in portfolio hedges of interest rate risk	2,833	(124)	-	2,709
Hedging derivatives	17	-	-	17
Non-current assets held for sale	765	3,716	(103)	4,378
Investments in entities accounted for using the equity method	3,603	(14)	(29)	3,560
Other	44,693	(2,862)	2,622	44,453
Total assets	731,856	(24,365)	7,093	714,584

Capital management

Capital management in the BBVA Group has a twofold aim:

●	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

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

33.	Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Loan commitments, financial guarantees and other commitments	2016	2015
Loan commitments given	107,254	123,620
of which: defaulted	411	446
Central banks	1	8
General governments	4,354	3,823
Credit institutions	1,209	1,239
Other financial corporations	4,155	4,032
Non-financial corporations	71,710	71,583
Households	25,824	42,934
Financial guarantees given	18,267	19,176
of which: defaulted	278	146
Central banks	-	-
General governments	103	100
Credit institutions	1,553	1,483
Other financial corporations	722	1,621
Non-financial corporations	15,354	15,626
Households	534	346
Other commitments and guarantees given	42,592	42,813
of which: defaulted	402	517
Central banks	12	15
General governments	372	101
Credit institutions	9,880	9,640
Other financial corporations	4,892	5,137
Non-financial corporations	27,297	27,765
Households	138	156
Total Loan commitments and financial guarantees	168,113	185,609

(*)	Non performing financial guarantees given amounted €680 and €664 million as of December 31, 2016 and 2015, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2016 and 2015 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34.	Other contingent assets and liabilities

As of December 30, 2016, 2015 and 2014 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

35.	Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2016, 2015 and 2014 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2016	2015	2014
Financial instruments sold with repurchase commitments		46,562	68,401	66,326
Central Banks	9	4,649	19,065	8,774
Credit Institutions	22.1	28,421	26,069	32,935
General governments	22.2	-	7,556	3,022
Other domestic sectors	22.2	5,271	11,092	13,306
Foreign sectors	22.2	8,221	4,619	8,289
Financial instruments purchased with resale commitments		22,921	16,935	17,639
Central Banks	9	81	149	209
Credit Institutions	13.1	15,561	11,749	10,440
General governments	13.2	544	326	378
Other domestic sectors	13.2	3,388	3,952	5,932
Foreign sectors	13.2	3,347	758	680

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2016 is provided below:

		Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	263	305	321	2,397	3,286
Purchase commitments	23	-	-	-	23
Technology and systems projects	2	-	-	-	2
Other projects	20	-	-	-	20
Total	286	305	321	2,397	3,309

36.	Transactions on behalf of third parties

As of December 31, 2016, 2015 and 2014 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2016	2015	2014
Financial instruments entrusted by third parties	637,761	664,911	602,791
Conditional bills and other securities received for collection	16,054	15,064	4,438
Securities lending	3,968	4,125	3,945
Total	657,783	684,100	611,174

As of December 31, 2016, 2015 and 2014 the customer funds managed by the BBVA Group are as follows:

	Millions of Euros

Customer Funds by Type	2016	2015	2014

Asset management by type of customer (*):
Collective investment	55,037	54,419	52,782
Pension funds	33,418	31,542	27,364
Customer portfolios managed on a discretionary basis	40,805	42,074	35,129
Of which:
Portfolios managed on a discretionary	18,165	19,919	17,187
Other resources	2,831	3,786	3,577
Customer resources distributed but not managed by type of product:
Collective investment	3,695	4,181	3,197
Insurance products	39	41	-
Other	-	31	30
Total	135,824	136,074	118,502

(*)	Excludes balances from securitization funds.

37.	Interest income and expense

37.1	Interest income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros

Interest Income Breakdown by Origin	2016	2015	2014

Central Banks	229	140	132
Loans and advances to credit institutions	217	260	235
Loans and advances to customers	21,608	19,200	17,565
General governments	408	550	693
Resident sector	2,983	3,360	3,754
Non resident sector	18,217	15,290	13,118
Debt securities	4,128	3,792	3,486
Held for trading	1,014	981	1,134
Available-for-sale financial assets	3,114	2,810	2,352
Adjustments of income as a result of hedging transactions	(385)	(382)	(321)
Cash flow hedges (effective portion)	12	47	6
Fair value hedges	(397)	(429)	(327)
Insurance activity	1,219	1,152	1,199
Other income	692	621	542
Total	27,708	24,783	22,838

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during both periods are given in the accompanying “Consolidated statements of recognized income and expenses”.

37.2	Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros

Interest Expenses Breakdown by Origin	2016	2015	2014

Central banks	192	138	62
Deposits from credit institutions	1,367	1,186	1,012
Customers deposits	5,766	4,340	4,246
Debt securities issued	2,323	2,548	2,546
Adjustments of expenses as a result of hedging transactions	(574)	(859)	(930)
Cash flow hedges (effective portion)	42	(16)	(18)
Fair value hedges	(616)	(844)	(912)
Cost attributable to pension funds (Note 25)	96	108	172
Insurance activity	846	816	912
Other expenses	634	484	436
Total	10,648	8,761	8,456

37.3	Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2016, 2015 and 2014 is as follows:

	Millions of Euros

	2016			2015			2014
Assets	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Cash and balances with central banks and other demand deposits	26,209	10	0.04	23,542	2	0.01	15,219	4	0.02
Securities portfolio and derivatives	202,388	5,072	2.51	211,589	4,673	2.21	181,762	4,505	2.48
Loans and advances to central banks	15,326	229	1.50	12,004	140	1.17	11,745	132	1.12
Loans and advances to credit institutions	28,078	218	0.78	27,171	270	0.99	22,811	234	1.03
Loans and advances to customers	410,895	21,853	5.32	382,125	19,471	5.10	328,183	17,803	5.42
Euros	201,967	3,750	1.86	196,987	4,301	2.18	186,965	4,843	2.59
Foreign currency	208,928	18,104	8.67	185,139	15,170	8.19	141,218	12,960	9.18
Other assets	52,748	325	0.62	49,128	226	0.46	40,686	159	0.39
Totals	735,645	27,708	3.77	705,559	24,783	3.51	600,407	22,838	3.80

The average borrowing cost in the years ended December 31, 2016, 2015 and 2014 is as follows:

	Millions of Euros

	2016			2015			2014
Assets	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Deposits from central banks and credit institutions	101,975	1,866	1.83	99,289	1,559	1.57	81,860	1,292	1.58
Customer deposits	398,851	5,944	1.49	366,249	4,390	1.20	307,705	4,335	1.41
Euros	195,310	766	0.39	187,721	1,024	0.55	160,946	1,725	1.07
Foreign currency	203,541	5,178	2.54	178,528	3,366	1.89	146,759	2,610	1.78
Debt securities issued	89,876	1,738	1.93	89,672	1,875	2.09	80,132	1,831	2.29
Other liabilities	89,328	1,101	1.23	96,049	936	0.97	83,620	998	1.19
Equity	55,616	-	-	54,300	-	-	47,091	-	-
Totals	735,645	10,648	1.45	705,559	8,761	1.24	600,407	8,456	1.41

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros

	2016 / 2015			2015 / 2014
Interest Income and Expenses Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	-	7	8	2	(4)	(1)
Securities portfolio and derivatives	(203)	602	399	739	(572)	168
Loans and advances to Central Banks	39	51	89	3	5	8
Loans and advances to credit institutions	9	(61)	(52)	45	(9)	36
Loans and advances to customers	1,466	916	2,382	2,926	(1,258)	1,668
In Euros	109	(660)	(552)	260	(801)	(542)
In other currencies	1,949	985	2,934	4,031	(1,821)	2,210
Other assets	17	82	99	33	34	67
Interest income			2,925			1,945
Deposits from central banks and credit institutions	42	265	307	275	(8)	267
Customer deposits	391	1,162	1,553	825	(769)	56
Domestic	41	(300)	(258)	287	(988)	(701)
Foreign	472	1,340	1,812	565	192	757
Debt securities issued	4	(142)	(137)	218	(174)	44
Other liabilities	(66)	230	165	148	(210)	(62)
Interest expenses			1,888			305
Net Interest Income			1,037			1,641

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

38.	Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

	Millions of Euros

Dividend Income	2016	2015	2014

Dividends from:
Financial assets held for trading	156	144	137
Available-for-sale financial assets	307	271	394
Other	5	-	-
Total	467	415	531

39.	Share of profit or loss of entities accounted for using the equity method

The breakdown of the balance under the heading “Investments in Entities Accounted for Using the Equity Method” in the accompanying consolidated income statements is as follows:

	Millions of Euros

Investments in Entities Accounted for Using the Equity Method	2016	2015	2014

CIFH	-	-	71
Garanti Group	-	167	312
Metrovacesa, S.A.	-	(46)	(75)
Other	25	53	35
Total	25	174	343

40.	Fee and commission income and expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros

Fee and Commission Income	2016	2015	2014

Credit and debit cards	2,679	2,336	2,061
Asset Management	839	686	594
Transfers and others payment orders	578	474	329
Current accounts	469	405	321
Contingent risks	406	360	297
Securities fees	335	283	274
Commitment fees	237	172	184
Checks	207	239	219
Insurance product commissions	178	171	79
Custody securities	122	314	308
Bills receivables	52	94	77
Other fees and commissions	701	807	787
Total	6,804	6,340	5,530

	Millions of Euros

Fee and Commission Expenses	2016	2015	2014

Credit and debit cards	1,334	1,113	881
Transfers and others payment orders	102	92	63
Commissions for selling insurance	63	69	53
Other fees and commissions	587	454	360
Total	2,086	1,729	1,356

41.	Gains (losses) on financial assets and liabilities (net) and Exchange Differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros

Gains or losses on financial assets and liabilities and exchange differences Breakdown by Heading of the Balance Sheet	2016	2015	2014

Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	1,375	1,055	1,439
Available-for-sale financial assets	1,271	980	1,400
Loans and receivables	95	76	31
Other	10	(1)	7

Gains or losses on financial assets and liabilities held for trading, net	248	(409)	11
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	114	126	32
Gains or losses from hedge accounting, net	(76)	93	(47)
Subtotal Gains or losses on financial assets and liabilities	1,661	865	1,435
Exchange Differences	472	1,165	699
Total	2,133	2,030	2,134

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros

Gains or losses on financial assets and liabilities Breakdown by nature of the Financial Instrument	2016	2015	2014

Debt instruments	906	522	1,683
Equity instruments	459	(414)	345
Loans and advances to customers	65	88	35
Derivatives - Hedge accounting	109	561	(648)
Costumer deposits	87	83	(4)
Other	35	25	24
Total	1,661	865	1,435

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros

Derivatives - Hedge accounting	2016	2015	2014

Derivatives
Interest rate agreements	431	666	(429)
Security agreements	86	751	34
Commodity agreements	(29)	(1)	(1)
Credit derivative agreements	(118)	39	76
Foreign-exchange agreements	186	(1,001)	(285)
Other agreements	(371)	15	4
Subtotal	185	468	(601)
Hedging Derivatives Ineffectiveness			-
Fair value hedges	(76)	80	(47)
Hedging derivative	(330)	(28)	(488)
Hedged item	254	108	441
Cash flow hedges	-	13	-
Subtotal	(76)	93	(47)
Total	109	561	(648)

In addition, in the years ended December 31, 2016, 2015 and 2014, under the heading “Gains or losses on financial assets and liabilities held for trading, net” of the consolidated income statement, net amounts of positive €151 million, positive €135 million, and positive €39 million, respectively were recognized for transactions with foreign exchange trading derivatives.

42.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros

Other operating income	2016	2015	2014

Financial income from non-financial services	882	912	650
Of which: Real estate companies	588	668	464
Rest of other operating income	390	403	309
Of which: from rented buildings	76	90	65
Total	1,272	1,315	959

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros

Other operating expenses	2016	2015	2014

Change in inventories	617	678	506
Of Which: Real estate companies	511	594	448
Rest of other operating expenses	1,511	1,607	2,200
Total	2,128	2,285	2,706

43.	Insurance and reinsurance contracts income and expenses

The breakdown of the balance under the headings “Insurance and reinsurance contracts incomes and expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros

Other operating income and expenses on insurance and reinsurance contracts	2016	2015	2014

Income on insurance and reinsurance contracts	3,652	3,678	3,622
Expenses on insurance and reinsurance contracts	(2,545)	(2,599)	(2,714)
Total	1,107	1,080	908

The table below shows the contribution of each insurance product to the Group’s income for the year ended December 31, 2016, 2015 and 2014:

	Millions of Euros

Income by type of insurance product	2016	2015	2014

Life insurance	634	670	599
Individual	268	329	272
Savings	30	80	67
Risk	238	249	205
Group insurance	366	342	327
Savings	8	22	90
Risk	357	320	237
Non-Life insurance	474	409	309
Home insurance	131	127	117
Other non-life insurance products	342	283	192
Total	1,107	1,080	908

44.	Administration costs

44.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros

Personnel Expenses	Notes	2016	2015	2014

Wages and salaries		5,267	4,868	4,108
Social security costs		784	733	683
Defined contribution plan expense	25	87	84	63
Defined benefit plan expense	25	67	57	58
Other personnel expenses		516	531	498
Total		6,722	6,273	5,410

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2016, 2015 and 2014 by professional categories and geographical areas, is as follows:

	Average Number of Employees

Average Number of Employees by Geographical Areas	2016	2015	2014
Spanish banks

Management Team	1,044	1,026	1,079
Other line personnel	23,211	22,702	21,452
Clerical staff	3,730	4,033	3,793
Branches abroad	718	747	758
Subtotal (*)	28,703	28,508	27,081
Companies abroad

Mexico	30,378	29,711	28,798
United States	9,710	9,969	10,193
Turkey (*)	23,900	11,814	-
Venezuela	5,097	5,183	5,221
Argentina	6,041	5,681	5,368
Colombia	5,714	5,628	5,464
Peru	5,455	5,357	5,312
Other	5,037	4,676	4,829
Subtotal	91,332	78,019	65,184
Pension fund managers	335	332	278
Other non-banking companies	16,307	17,337	16,695
Total	136,677	124,196	109,239
Of Which:
Men	62,738	57,841	51,724
Women	73,939	66,355	57,515
Of Which:
BBVA, S.A.	25,979	25,475	27,062

(*)	Increases due to changes of scope (see Note 3).

The breakdown of the number of employees in the BBVA Group as of December 31, 2016, 2015 and 2014 by category and gender, is as follows:

Number of Employees at the period end	2016		2015		2014
Professional Category and Gender	Male	Female	Male	Female	Male	Female
Management Team	1,331	350	1,493	365	1,579	358
Other line personnel	38,514	39,213	38,204	38,868	24,103	21,845
Clerical staff	22,066	33,318	23,854	35,184	25,601	35,284
Total	61,911	72,881	63,551	74,417	51,283	57,487

44.1.1	Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expenses” in the consolidated income statements for the years ended December 31, 2016, 2015 and 2014 corresponding to the plans for remuneration based on equity instruments in each year, amounted to €57, €38 and €68 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

In BBVA, the annual variable remuneration applying to all employees consists of a one incentive only, paid in cash, awarded once a year and linked to the achievement of previously established goals and to a sound risk management based on the design of incentives that are aligned with the company’s long-term interests and that take into account current and future risks (hereinafter, the “Annual Variable Remuneration”).

Nevertheless, the remuneration policy of the BBVA Group, in force since 2015, has a specific settlement and payment scheme of the Annual Variable Remuneration applicable to those employees, including the executive directors and members of the BBVA Senior Management, performing professional activities that may have a significant impact on the risk profile of the Group or engaged in control functions (hereinafter, the “Identified Staff”), that includes, among others, the payment in shares of part of their Annual Variable Remuneration.

This remuneration policy was approved for the directors by the Annual General Meeting, March 13, 2015.

The specific settlement and payment scheme for the Annual Variable Remuneration of executive directors and members of the Senior Management is described in Note 54, while the rules listed below are applicable to the rest of the Identified Staff:

•	The Annual Variable Remuneration of members of the Identified Staff will be paid in equal parts in cash and BBVA shares.

•

The payment of 40% of the Annual Variable Remuneration, - 50% in the case of the executive directors and the members of the Senior Management - both in cash and in shares, will be deferred in its entirety for three years. Its accrual and payment will be subject to compliance with a series of multi-year indicators related to share performance and the Group’s basic control and risk management metrics measuring solvency, liquidity and profitability, which will be calculated throughout the deferral period (hereinafter “Multi-year Performance Indicators”). These Multi-year Performance Indicators may lead to a reduction in the amount deferred, and might even bring it down to zero, but they will not be used under any circumstances to increase the aforementioned deferred remuneration.

•

All the shares delivered to these beneficiaries would be unavailable for a period of time after they have vested, according to the rules explained in the previous paragraph. This withholding will be applied against the net amount of the shares, after deducting any tax accruing on the shares received.

•	A prohibition is also established against hedging with unavailable vested shares and shares pending reception.

•

Moreover, circumstances have been established in which the payment of the deferred Annual Variable Remuneration may be limited or impeded (“malus” clauses), as well as the adjustment to update these deferred parts.

•

Finally, the variable component of the remuneration corresponding to any one financial year of those in the Identified Staff will be limited to an upper threshold of 100% of the fixed component of the total remuneration, unless the General Meeting should resolve to raise this limit which, in any event, may not exceed 200% of the fixed component of the total remuneration.

In this regard, the Annual General Meeting held on March 14, 2014 resolved, in line with applicable legislation, the application of the maximum level of variable remuneration up to 200% of the fixed remuneration for a specific group of employees whose professional activities have a material impact on the Group’s risk profile or are engaged in control functions. Additionally, the General Meeting held on March 13, 2015, resolved to enlarge this group, whose variable remuneration will be subject to the maximum threshold of 200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report issued by the BBVA’s Board of Directors on February 3, 2015.

According to the settlement and payment scheme mentioned above, in 2016 a number of 5,187,750 shares corresponding to the initial payment of 2015 Annual Variable Remuneration were delivered to the beneficiary members of the Identified Staff.

Additionally, the remuneration policy prevailing until 2014 provided a specific settlement and payment scheme for the variable remuneration of the Identified Staff that established a deferral period of three years for the Annual Variable Remuneration, being the deferred amount paid in thirds over this period.

According to this prior scheme, in 2016 the shares corresponding to the deferred parts of the Annual Variable Remuneration paid in shares from previous years, and their corresponding adjustments in cash, were delivered to the beneficiary members of the Identified Staff, giving rise in 2016, of a total of 945,053 shares corresponding to the first deferred third of the 2014 Annual Variable Remuneration were granted, and €349,670 as adjustments for updates of the shares granted; a total of 438,082 shares corresponding to the second deferred third of the 2013 Annual Variable Remuneration, and €340,828 in adjustments for updates; and a total of 502,622 shares corresponding to the final third of the 2012 Annual Variable Remuneration, with €551,879 in adjustments for updates.

Likewise, in 2016 the Identified Staff received the shares corresponding to the deferred parts of the long-term incentive programmes in the United States, as outlined below:

When the term of the Long-Term Incentive 2010-2012 Plan for the BBVA Compass Management Team ended, on December 31, 2012, it was settled pursuant to the conditions established when it began.

For those beneficiaries of this programme who are members of the Identified Staff, it was agreed that the same settlement and payment rules would be applied mentioned above, in line with the remuneration policy in force prior to 2015 which established a payment of the deferred amount in thirds over the deferral period.

Thus, in 2016 those beneficiaries who are members of the Identified Staff in BBVA Compass have been awarded 6,314 shares, corresponding to the last third of the deferred part of the shares resulting from the settlement of the 2010-2012 Long-Term Incentive Share Plan, and €6,933 in the adjustment to the updated share value.

Additionally, BBVA Compass’ remuneration structure includes long-term incentive programmes for remuneration in shares for employees in certain key positions. These plans run over a three-year term. On December 31, 2016 there is one programme in force (2014-2016). In 2016, 206,190 shares corresponding to this programme were delivered.

44.2	Other administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros

Other Administrative Expenses	2016	2015	2014

Technology and systems	673	625	585
Communications	294	281	271
Advertising	398	387	333
Property, fixtures and materials	1,080	1,030	916
Of which: Rent expenses (*)	616	591	461
Taxes other than income tax	433	466	418
Other expenses	1,766	1,775	1,480
Total	4,644	4,563	4,004

(*)	The consolidated companies do not expect to terminate the lease contracts early.

45.	Depreciation

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros

Depreciation	Notes	2016	2015	2014

Tangible assets	17	690	641	611
For own use		667	615	589
Investment properties		23	25	22
Assets leased out under financial lease		-	-	-
Other Intangible assets	18.2	735	631	535
Total		1,426	1,272	1,145

46.	Provisions or reversal of provisions

In the years ended December 31, 2016, 2015 and 2014 the net provisions registered in this income statement line item were as follows:

		Millions of Euros

Provisions or reversal of provisions	Notes	2016	2015	2014

Pensions and other post employment defined benefit obligations	25	332	592	816
Other long term employee benefits		-	-	-
Commitments and guarantees given		56	10	14
Pending legal issues and tax litigation	24	76	(25)	94
Other Provisions	24	722	154	218
Total		1,186	731	1,142

47.	Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	Notes	2016	2015	2014

Financial assets measured at cost		-	-	-
Available-for-sale financial assets	12	202	24	35
Debt securities		157	1	19
Other equity instruments		46	23	17
Loans and receivables	7.3.5	3,597	4,248	4,304
Of which: Recovery of written-off assets	7.3.5	541	490	443
Held to maturity investments		1	-	-
Total		3,801	4,272	4,340

48.	Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros

Impairment or reversal of impairment on non-financial assets	Notes	2016	2015	2014

Tangible assets	17	143	60	97
Intangible assets	18.2	3	4	8
Others		375	209	192
Total		521	273	297

49.	Gains (losses) on derecognition of non financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros

Gains or losses on derecognition of non-financial assets and investments in subsidiaries, joint ventures and associates, net	2016	2015	2014

Gains
Disposal of investments in subsidiaries	111	23	28
Disposal of tangible assets and other	64	71	38
Losses:
Disposal of investments in subsidiaries	(58)	(2,222)	-
Disposal of tangible assets and other	(47)	(7)	(20)
Total	70	(2,135)	46

During 2015, the heading “Losses – Disposal of investments in subsidiaries” included, mainly, the fair value measurement of its previously acquired stake in Garanti Group because of the change in the consolidation method (see Note 3).

50.	Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros

Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	Notes	2016	2015	2014
Gains on sale of real estate		66	97	(5)
Impairment of non-current assets held for sale	21	(136)	(285)	(406)
Gains on sale of investments classified as non current assets held for sale		39	45	(42)
Gains on sale of equity instruments classified as non current assets held for sale (*)		-	877	-
Total		(31)	734	(453)

(*)	Includes various sales in CNCB (see Note 3)

51.	Consolidated statements of cash flows

Cash flows from operating activities decreased in the year ended December 31, 2016 by €16,478 million (compared with an increase of €29,289 million in 2015, respectively). The most significant reason for the change occurred under the heading “Financial liabilities at amortized cost”.

The variances in cash flows from investing activities increased in the year ended December 31, 2016 by €3,851 million (compared with a decrease of €3,260 million in 2015, respectively). The most significant reason for the change occurred under the heading “Investments in subsidiaries, joint ventures and associates”.

The variances in cash flows from financing activities decreased in the year ended December 31, 2016 by €1,240 million (compared with a decrease of €3,030 million in 2015, respectively). The most significant reason for the change occurred under the heading “Financial liabilities at amortized cost”.

52.	Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the year ended December 31, 2016 with their respective auditors and other audit entities are as follows:

Millions of Euros

Fees for Audits Conducted	2016

Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	26.5
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.6
Fees for audits conducted by other firms	0.8

(*)	Including fees pertaining to annual statutory audits (€20.7 million in 2016).

In the year ended December 31, 2016, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros

Other Services Contracted	2016

Firms belonging to the Deloitte worldwide organization	1.1
Other firms	30.1

The services provided by the auditors meet the independence requirements established under Audit of Accounts Law RD 1/2011 and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

53.	Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As date of December 31, 2016, 2015 and 2014, the following are the transactions with related parties:

53.1	Transactions with significant shareholders

As of December 31, 2016, there were no shareholders considered significant (see Note 26).

53.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of euros

Balances arising from transactions with Entities of the Group	2016	2015	2014

Assets:
Loans and advances to credit institutions	69	109	835
Loans and advances to customers	442	710	639
Liabilities:
Deposits from credit institutions	1	2	144
Customer deposits	533	449	332
Debt certificates
Memorandum accounts:
Financial guarantees given	1,586	1,671	162
Contingent commitments	42	28	108

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of euros

Balances of Income Statement arising from transactions with Entities of the Group	2016	2015	2014
Income statement:
Financial incomes	26	53	55
Financial costs	1	1	7
Fee and Commission Income	5	5	6
Fee and Commission Expenses	58	55	71

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 25; and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

53.3	Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

As of December 31, 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. As of December 31, 2015 and 2014 the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €200 and €235 thousand, respectively. The amount availed against the loans by the Group’s entities to the members of Senior Management on those same dates (excluding the executive directors) amounted to €5,573, €6,641 and €4,614 thousand, respectively.

As of December 31, 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2015, the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000 thousand, and as of December 31, 2014 there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2016, 2015 and 2014 the amount availed against the loans to parties related to members of the Senior Management amounted to €98, €113 and €291 thousand, respectively.

As of December 31, 2016, 2015 and 2014 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2016, the amount availed against guarantees arranged with members of the Senior Management totaled €28 thousand. As of December 31, 2015 and 2014 no guarantees had been granted to any member of the Senior Management

As of December 31, 2016, 2015 and 2014 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8, €1,679 and €419 thousand, respectively.

53.4	Transactions with other related parties

In the years ended December 31, 2016, 2015 and 2014 the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were carried out at arm’s-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, result of operations and financial condition.

54.	Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

•    Remuneration of non-executive directors received in 2016

The remuneration paid to the non-executive members of the Board of Directors during 2016 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Remuneration for non-executive directors	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Remuneration Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	-	71	-	11	102	25	338
José Miguel Andrés Torrecillas	129	-	179	107	-	31	-	445
José Antonio Fernández Rivero	129	125	-	53	32	10	-	350
Belén Garijo López	129	-	71	-	32	-	-	232
Sunir Kumar Kapoor (1)	107	-	-	-	-	-	25	132
Carlos Loring Martínez de Irujo	129	125	18	80	27	-	-	379
Lourdes Máiz Carro	129	-	71	-	-	31	-	231
José Maldonado Ramos	129	167	-	-	-	41	-	336
José Luis Palao García-Suelto	129	-	-	107	32	10	-	278
Juan Pi Llorens	129	-	54	27	91	-	25	325
Susana Rodríguez Vidarte	129	167	-	107	-	41	-	443
James Andrew Stott (2)	107	-	-	160	32	-	25	325
Total (3)	1,502	584	464	642	257	265	100	3,813

(1)	Sunir Kumar Kappor was appointed director upon resolution of the General Meeting held on 11 March 2016.

(2)	James Andrew Stott was appointed director upon resolution of the General Meeting held on 11 March 2016.

(3)	Includes the amounts as members of the different Committees during 2016. The composition of the Committees was changed in 31 March 2016.

In addition, Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who ceased as directors on 11 March 2016, received in 2016 the total amount of €70 thousand and €85 thousand, respectively, as members of the Board of Directors and the different Board Committees.

Moreover, during 2016, €132 thousand was paid in healthcare and casualty insurance premiums for non-executive members of the Board of Directors.

•    Remuneration of executive directors received in 2016

The remuneration scheme for the executive directors is in line with the general model applicable to BBVA senior managers. This comprises a fixed remuneration and a variable remuneration, which is in turn made up of a single incentive (hereinafter the “Annual Variable Remuneration”).

Thus, during 2016, the executive directors were paid the amount of fixed remuneration corresponding to that year and the Annual Variable Remuneration corresponding to 2015, paid during the first quarter of the year 2016, according to the settlement and payment system set out in the current Remuneration Policy for BBVA Directors as approved by the General Meeting held on 13 March 2015 (hereinafter, the “Settlement and Payment System”). The Settlement and Payment System provides that:

•	The Annual Variable Remuneration will be paid in equal parts in cash and in BBVA shares.

•

50% of the Annual Variable Remuneration, in cash and in shares, will be deferred in its entirety for a three-year period, and its accrual and vesting shall be subject to compliance with a series of multi-year indicators.

•

All the shares vested under the rules explained in the previous paragraphs would be unavailable for the period of time determined by the Board of Directors, as from the respective vesting. This withholding will be applied with respect to the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

•	No hedging strategies may be carried out on the shares received and unavailable or on the shares pending to be received.

•	Moreover, circumstances have been established in which disbursement of the Annual Variable Remuneration may be limited or impeded (“malus” clauses).

•	The deferred parts of the Annual Variable Remuneration would be adjusted to update them under the terms established by the Board of Directors.

Likewise, in application of the settlement and payment system of the Annual Variable Remuneration corresponding to years 2014, 2013 and 2012, under the applicable policy for those years, the executive directors have received the deferred parts of the Annual Variable Remuneration corresponding to those years, which vested in the first quarter of year 2016.

Pursuant to the above, the remuneration paid to the executive directors during 2016 is shown below. The figures are given individually for each executive director and itemised:

Thousands of Euros
Remuneration of executive directors	Fixed Remuneration	2015 Annual Variable Remuneration in cash (1)	Deferred variable remuneration in cash (2)	Total Cash	2015 Annual Variable Remuneration in BBVA shares (1)	Deferred Variable Remuneration in BBVA shares (2)	Total Shares
Group Executive Chairman	1,966	897	893	3,756	135,300	103,112	238,412
Chief Executive Officer (*)	1,923	530	240	2,693	79,956	27,823	107,779
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	800	98	47	945	14,815	5,449	20,264
Total	4,689	1,526	1,180	7,394	230,071	136,384	366,455

(*)

The variable remuneration paid to the Chief Executive Officer, who was appointed for said position on 4 May 2015, includes as well the remuneration vested as Digital Banking Officer during the period in which he held this position (4 months).

(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.

(2)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2014, 2013 and 2012), and their respective cash adjustments; payment or delivery of which was made in 2016, in application of the settlement and payment system, as broken down below:

- 1st third of deferred Annual Variable Remuneration from 2014

Under this item, the executive directors received: €302 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €95 thousand and 11,766 BBVA shares in the case of the Chief Executive Officer; and €30 thousand and 3,681 BBVA shares in the case of the executive director Head of GERPA.

- 2nd third of deferred Annual Variable Remuneration from 2013

Under this item, the executive directors received €289 thousand and 29,557 BBVA shares in the case of the Group Executive Chairman; €78 thousand and 7,937 BBVA shares in the case of the Chief Executive Officer; and €17 thousand and 1,768 BBVA shares in the case of the executive director Head of GERPA.

- 3rd third of deferred Annual Variable Remuneration from 2012

Under this item, the Group Executive Chairman received €301 thousand and 36,163 BBVA shares, while the Chief Executive Officer received €68 thousand and 8,120 BBVA shares.

The executive directors will receive, during the first quarter of each of the next two years, the deferred amounts that in each case correspond in application of the settlement of the deferred Annual Variable Remuneration from previous years (2014 and 2013), and subject to the conditions established in the applicable settlement and payment system.

Likewise, during 2016, the executive directors received payment in kind, including insurance premiums and others, amounting to an overall total of €240 thousand, of which €17 thousand were paid to the Group Executive Chairman; €139 thousand to the Chief Executive Officer; and €84 thousand to the executive director Head of GERPA.

•    Annual Variable Remuneration for executive directors for the year 2016

Following year-end 2016, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined applying the conditions established for that purpose at the beginning of that year, as set forth in the Remuneration Policy for BBVA Directors as approved by the General Meeting held on 13 March 2015. Consequently, during the first quarter of 2017, the executive directors will receive 50% of the 2016 Annual Variable Remuneration, in equal parts in cash and in shares, i.e., €734 thousand and 114,204 BBVA shares in the case of the Group Executive Chairman; €591 thousand and 91,915 BBVA shares the case of the Chief Executive Officer; and €89 thousand and 13,768 BBVA shares the case of the executive director Head of GERPA.

The remaining 50%, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators established by the Board of Directors at the beginning of the year. Based on the result of each multi-year indicator during the deferred period and applying the performance scales assigned to each of them and their weightings, the final deferred amount of the Annual Variable Remuneration will be determined after the deferred period. The deferred Annual Variable Remuneration may be reduced and even reach zero, but in no event may be increased. To these effect, the maximum amounts that could be received during the first quarter of 2020 are: €734 thousand and 114,204 BBVA shares the case of the Group Executive Chairman; €591 thousand and 91,915 BBVA shares the case of the Chief Executive Officer; and €89 thousand and 13,768 BBVA shares the case of the executive director Head of GERPA; all subject to the settlement and payment conditions established in the Remuneration Policy for BBVA Directors.

These amounts are recorded under the item “Other Liabilities” of the balance sheet at 31 December 2016.

•    Remuneration of the members of the Senior Management received in 2016

During 2016, the remuneration paid to the members of BBVA’s Senior Management as a whole, excluding executive directors, is shown below (itemised):

Thousands of Euros
Remuneration of members of the Senior Management	Fixed Remuneration	2015 Annual Variable Remuneration in cash (1)	Deferred Variable Remuneration in cash (2)	Total Cash	2015 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Total Members of the Senior Management (*)	11,115	2,457	1,343	14,915	370,505	155,746	526,251

(*) This section includes aggregate information regarding the members of BBVA Group’s Senior Management, excluding executive directors, who were members of the Senior Management as of 31 December 2016 (14 members).

(1) Amounts corresponding to 50% of 2015 Annual Variable Remuneration.

(2) Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2014, 2013, and 2012), and their corresponding cash adjustments; payment or delivery of which was made in 2016, to the members of the Senior Management who had generated this right, as broken down below:

- 1st third of deferred Annual Variable Remuneration from 2014

Overall amount of €515 thousand and 63,862 BBVA shares.

- 2nd third of deferred Annual Variable Remuneration from 2013

Overall amount of €434 thousand and 44,426 BBVA shares.

- 3rd third of deferred Annual Variable Remuneration from 2012

Overall amount of €395 thousand and 47,458 BBVA shares.

During the first quarter of each of the next two years, under the applicable settlement and payment system of the variable remuneration, all members of the Senior Management will receive the corresponding amounts, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014 and 2013), and subject to the conditions established in this system.

Moreover, during 2016, all members of the Senior Management, with the exception of the executive directors, received remuneration in kind, including insurance premiums and others, for a total overall amount of €664 thousand.

•    System of remuneration in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting held on 18 March 2006 and extended under General Meeting resolutions dated 11 March 2011 and 11 March 2016, for a further 5-year period in each case.

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

The number of “theoretical shares” allocated in 2016 to the non-executive directors beneficiaries of the system of remuneration in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors during 2015, is as follows:

	Theoretical shares allocated in 2016	Theoretical shares accumulated to 31st December 2016
Tomás Alfaro Drake	11,363	62,452
José Miguel Andrés Torrecillas	9,808	9,808
José Antonio Fernández Rivero	12,633	91,046
Belén Garijo López	6,597	19,463
Carlos Loring Martínez de Irujo	10,127	74,970
Lourdes Máiz Carro	5,812	8,443
José Maldonado Ramos	11,669	57,233
José Luis Palao García-Suelto	11,070	51,385
Juan Pi Llorens	9,179	32,374
Susana Rodríguez Vidarte	14,605	78,606
Total (1)	102,863	485,780

(1)	In addition, in 2016, Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who ceased as directors on 11 March 2016, were allocated 8,709 and 11,151 theoretical shares, respectively.

•    Pension commitments

The commitments undertaken regarding pension benefits for the Chief Executive Officer and the executive director Head of GERPA, pursuant to the Company Bylaws and their respective contracts with the Bank include a pension system covering retirement, disability and death.

The Chief Executive Officer’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions derived from the position that he currently holds.

The executive director Head of GERPA retains the same pension system he has had since his appointment in 2013, which comprises a defined-contributions system of 20% per year over the fixed remuneration received during that period to cover retirement commitments and provisions covering death and disability.

To such end, the provisions recorded as of 31 December 2016 to cover pension commitments undertaken for the Chief Executive Officer amounted to €16,051 thousand, of which, during 2016 and according to applicable accounting regulations, €2,342 thousand have been provisioned against earnings of the year and €836 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. In the case of the executive director Head of GERPA, the provisions recorded as of 31 December 2016 amounted to €609 thousand, of which €310 have been provisioned against earnings of the year. In both cases, these amounts include the provisions covering retirement, as well as death and disability.

There are no other pension obligations in favour of other executive directors.

The provisions recorded as of 31 December 2016 for pension commitments for members of the Senior Management, excluding executive directors, amounted to €46,299 thousand, of which, during 2016 and according to applicable accounting regulations, €4,895 thousand have been provisioned against earnings of the year and €2,226 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. These amounts include the provisions covering retirement, as well as death and disability.

As a result of the entry into force of Circular 2/2016, of the Bank of Spain to the credit institutions, 15% of the annual contributions agreed to pension systems determined on the basis of the vesting estimated for the financial year corresponding to executive directors and BBVA’s senior managers, will be based on variable components and will be considered as discretionary pension benefits, and in consequence will be deemed as deferred variable remuneration, subject to the payment and retention conditions provided in the applicable regulations, as well as malus arrangements and other applicable conditions established to the variable remuneration in the Remuneration Policy for BBVA’s Directors.

•    Extinction of contractual relationship

The Bank has no commitments to pay severance indemnity to executive directors other than to the executive director Head of GERPA, whose contract includes, as of 31 December 2016, his right to receive an indemnity equivalent to two times his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the Chief Executive Officer with regard to his pension arrangements determine that, as of 31 December 2016, in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice. The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made up to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way compelling the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

According to the proposal for a new Remuneration Policy for BBVA’s Directors to be submitted to the next Annual General Shareholders’ Meeting in 2017, if approved, the pension scheme and the extinction of contractual relationships of the executive directors, the Chief Executive Officer and the Head of GERPA will be amended for 2017 and following financial years, in the terms established under such Policy.

55.	Other information

55.1	Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2016, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

55.2	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2016, 2015 and 2014 (cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”). See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2016, 2015 and 2014.

	2016 (*)			2015			2014
Dividends Paid (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	16%	0.08	1,028	16%	0.08	504	16%	0.08	471
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	16%	0.08	1,028	16%	0.08	504	16%	0.08	471
Dividends with charge to income	16%	0.08	1,028	16%	0.08	504	16%	0.08	471
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

(*)	Corresponding to two payments.

Earnings and ordinary income by operating segment

The detail of the consolidated profit for the years ended December 31, 2016, 2015 and 2014 for each operating segment is as follows:

	Millions of Euros

Profit Attributable by Operating Segments	2016	2015	2014

Banking Activity in Spain	912	1,085	858
Real Estate Activity in Spain	(595)	(496)	(901)
Turkey	599	371	310
Rest of Eurasia	151	75	255
Mexico	1,980	2,094	1,915
South America	771	905	1,001
United States	459	517	428
Subtotal operating segments	4,276	4,551	3,867
Corporate Center	(801)	(1,910)	(1,249)
Profit attributable to parent company	3,475	2,641	2,618
Non-assigned income	-	-	-
Elimination of interim income (between segments)	-	-	-
Other gains (losses) (*)	1,218	686	464
Income tax and/or profit from discontinued operations	(1,699)	(1,274)	(898)
Operating profit before tax	6,392	4,603	3,980

(*) Profit attributable to non-controlling interests.

For the years ended December 31, 2016, 2015 and 2014 the detail of the BBVA Group’s Gross income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Gains (losses) on financial assets and liabilities (net)” and “Other operating income”, is as follows:

	Millions of Euros

Gross income by Operating Segments	2016	2015	2014

Banking Activity in Spain	6,445	6,804	6,621
Real Estate Activity in Spain	(6)	(16)	(220)
Turkey (*)	4,257	2,434	944
Rest of Eurasia	491	473	736
Mexico	6,766	7,069	6,522
South America	4,054	4,477	5,191
The United States	2,706	2,652	2,137
Corporate Center	(60)	(212)	(575)
Adjustments and eliminations of ordinary profit between segments	-	(318)	(632)
Total Ordinary Profit BBVA Group	24,653	23,362	20,725

(*) The information is presented under management criteria in 2015 and 2014 (see Note 6).

Interest income by geographical area

The breakdown of the balance of “Interest Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros

Interest Income Breakdown by Geographical Area	2016	2015	2014
Domestic	5,962	6,275	7,073
Foreign	21,745	18,507	15,765
European Union	291	387	369
Other OECD countries	17,026	13,666	9,492
Other countries	4,429	4,454	5,904
Total	27,708	24,783	22,838

56.	Subsequent events

The interim dividend approved on December 21, 2016 was paid out on January 12, 2017, as detailed in Note 4.

On February 1, 2017, BBVA’s shareholder remuneration policy for 2017 was announced (see Note 4).

On March 22, 2017, BBVA acquired 41,790,000,000 shares (in the aggregate) of Turkiye Garanti Bankasi A.S. (“Garanti”) from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S., under certain agreements entered into on February 21, 2017 amounting to 9.95% of the total issued share capital of Garanti, at a purchase price of 7.95 Turkish Liras (“TL”) per share (approximately 3,322 million TL or €859 million in the aggregate). From January 1, 2017 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
4D INTERNET SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	23	24	1	26	(3)
ACTIVOS MACORP, S.L. (**)	SPAIN	REAL ESTATE	50.63	49.37	100.00	2	90	87	2	2
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	14	23	9	14	-
ALGARVETUR, S.L. (**)(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	19	41	(21)	(1)
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	20	20	-	20	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	49	467	411	65	(10)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	1	-	1	-
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	1,507	1,656	244	(393)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	166	119	-	116	3
ANIDA OPERACIONES SINGULARES, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	(105)	4,097	4,195	241	(339)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	94	107	14	85	9
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	31	103	96	12	(5)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	-	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	14	9	-	4
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	203	340	137	194	9
AREA TRES PROCAM, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	5	-	-
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	928	928	-	928	-
ARRAHONA AMBIT, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	66	103	(31)	(5)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	234	101	103	30
ARRAHONA NEXUS, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	213	322	(110)	2
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	9	-	10	(1)
ARRELS CT FINSOL, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	278	368	(76)	(15)
ARRELS CT LLOGUER, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	48	61	(6)	(6)
ARRELS CT PATRIMONI I PROJECTES, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	121	157	(33)	(3)
ARRELS CT PROMOU, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	38	50	(10)	(2)
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	100.00	-	100.00	230	4,028	3,808	218	2
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.19	68.19	827	19,508	18,295	1,106	107
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	3,051	2,861	193	(4)
BANCO CONTINENTAL, S.A.	PERU	BANKING	-	46.12	46.12	913	22,269	20,290	1,621	358
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	139	2	112	24
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	52	435	383	50	2
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	80	917	814	138	(35)
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	3	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	10	10	-	6	4
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	2	1	-	1

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(***) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

(****) This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S.L.

(*****) These companies have an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	49	101	52	37	13
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	991	-	981	10
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	2	3	1	1	1
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	15	18	3	9	6
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	15	17	2	12	3
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	30	33	3	25	6
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	154	84	36	35
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	18	13	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	447	402	33	12
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.34	75.95	157	9,008	8,016	769	223
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	21	36	15	8	13
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	135	384	249	49	86
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	20	26	7	18	2
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	25	130	105	20	5
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,301	86,242	78,939	5,691	1,612
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	39	7	32	1
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	18	5	8	5
BBVA BROKER, S.A.	ARGENTINA	INSURANCES SERVICES	-	95.00	95.00	-	-	-	-	-
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	355	16,391	15,049	1,168	174
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	-	1	2	4	(4)
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,703	12,197	128	11,735	334
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	250	621	371	247	2
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	166	170	3	159	7
BBVA COMPASS PAYMENTS, INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	63	63	-	46	17
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	11	154	100	16	38
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	-	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE—EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	17	97	81	18	(2)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	8	13	5	1	7
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	62	562	500	72	(10)
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	4	2	1	1
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	6	2	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	4	4	-	2	2
BBVA EMISORA, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	64	75	-	75	-
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	10	50	40	10	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	6	21	14	15	(9)
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	11	20	6	7	7
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	6	6	-	3	3
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	18	1	15	2
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	194	189	5	-
(*) Information on foreign companies at exchange rate on December 31, 2016

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	1,442	1,442	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5	47	40	7	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	40	298	251	45	3
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	864	863	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,640	2	1,507	131
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	407	217	186	4
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	8	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	204	213	2	210	1
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	10	203	180	13	11
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	-	100.00	-	-	-	-	-
BBVA OP3N S.L.	SPAIN	SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA OP3N, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,788	1,627	136	25
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	67	32	28	7
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	23	13	6	5
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	9	3	6	-
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	914	927	10	984	(67)
BBVA RE DAC	IRELAND	INSURANCES SERVICES	-	100.00	100.00	39	76	36	30	9
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	1	-	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	292	292	-	232	60
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	650	556	85	9
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	185	2,932	2,747	187	(1)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	83	64	14	4
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	430	319	75	36
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	70	227	156	65	5
BBVA SEGUROS GENERALES S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	4	4	-	4	-
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.95	-	99.95	682	16,797	15,297	1,239	260
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	7,090	7,089	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	6	6	1	(1)
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	9	1	7	1
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	27	89	62	25	3
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,770	1,769	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	1,316	1,143	163	10
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	13	36	23	13	-
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1	-	-	-
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	5	1	4	-
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6	6	-	5	-
BEEVA TEC OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	1	1	-	-
(*) Information on foreign companies at exchange rate on December 31, 2016

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
BEEVA TEC, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	4	2	1	-
BETESE S.A DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	61	61	-	53	7
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	236	36	135	66
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	7	25	18	7	(1)
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	5	(2)	-
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	4	4	1	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	92	90	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	41	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	14	14	-	14	-
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	108	78	21	9
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	35	46	11	17	17
CATALONIA GEBIRA, S.L. (***)(****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	8	(3)	(1)
CATALONIA PROMODIS 4, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	14	(2)	(2)
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	SPAIN	INSURANCES SERVICES	100.00	-	100.00	42	47	25	17	5
CATALUNYACAIXA CAPITAL, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	101	106	10	95	1
CATALUNYACAIXA IMMOBILIARIA, S.A. (*****)	SPAIN	REAL ESTATE	100.00	-	100.00	125	198	121	46	31
CATALUNYACAIXA SERVEIS, S.A.	SPAIN	SERVICES	100.00	-	100.00	2	10	7	2	1
CATALUNYACAIXA VIDA, S.A.	SPAIN	INSURANCES SERVICES	100.00	-	100.00	358	2,409	2,014	351	43
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	18	18	-	18	-
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CETACTIUS, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	22	(19)	(1)
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	1	14	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	240	150	67	24
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	64	4	55	5
CLUB GOLF HACIENDA EL ALAMO, S.L.	SPAIN	REAL ESTATE	-	97.87	97.87	-	-	-	-	-
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	2	9	7	1	-
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	463	463	-	463	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	4	4	-	4	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	11,475	86,188	74,713	11,149	327
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,657	7,657	-	7,587	70
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	46	58	11	46	-
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,683	6,684	1	6,613	69
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	77	77	-	76	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,969	3,006	37	2,921	49

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(***) This company has an equity loan from ARRELS CT PATRIMONI I PROYECTES, S.A.

(****) These companies have an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(*****) This company has equity loans from de BANCO BILBAO VIZCAYA ARGENTARIA, S.A., EXPANSION INTERCOMARCAL, S.L. y SATICEM IMMOBILIARIA, S.L.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	4	4	-	4	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,515	5,515	-	5,455	61
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	580	781	-	781	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L.	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONJUNT RESIDENCIAL FREIXA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	3	2	1	(1)
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	3	16	12	4	(1)
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	7	1	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES DEALER	-	100.00	100.00	6	11	5	5	1
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	136	136	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	8	3	4	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION BETICA INMOBILIARIA, S.A. (***)(*****)	SPAIN	REAL ESTATE	-	100.00	100.00	4	20	15	5	(1)
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,578	-	1,556	22
CX PROPIETAT, FII	SPAIN	REAL ESTATE INVESTMENT COMPANY	67.94	-	67.94	35	61	-	62	(1)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	7	7	2	(1)
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	2	1	-	-
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-	1	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	16	16	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	16	16	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	82	123	15	110	(2)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	17	19	2	11	6
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6	7	-	6	-
EL MILANILLO, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	7	4	3	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-	9	-
ESPAIS CERDANYOLA, S.L. (*****)	SPAIN	REAL ESTATE	-	97.51	97.51	-	12	15	(3)	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	8	-	8	-
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	IN LIQUIDATION	100.00	-	100.00	-	-	-	-	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.86	-	87.86	2	41	3	36	3
EXPANSION INTERCOMARCAL, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	26	27	-	26	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	411	301	90	21

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) This company has an equity loan from EXPANSION INTERCOMARCAL, S.L.

(***) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(****) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(*****) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	92	730	646	68	16
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	45	45	-	43	2
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	7	7	-	7	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	14	15	1	13	1
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	1	2	-	2	-
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	115	115	(5)	5
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	25	25	-	(1)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	13	13	-	-
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	67	67	(1)	-
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	5	12	8	5	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	107	109	2	92	15
FODECOR, S.L.	SPAIN	REAL ESTATE	-	60.00	60.00	-	-	1	(1)	-
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	100.00	100.00	2	1	-	2	(2)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	8	25	17	8	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	33	251	219	27	5
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	213	1,599	1,400	144	55
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	357	48	302	7
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	276	1,983	1,732	253	(2)
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	-	100.00	100.00	28	20	3	16	1
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,417	3,417	-	-
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	303	491	137	281	74
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	41	781	731	44	6
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	SERVICES	-	100.00	100.00	3	319	309	6	4
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	238	1,481	1,232	234	16
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	-	99.40	99.40	-	2	1	2	(1)
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	195	341	-	341	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	7	3	5	(1)
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	14	17	3	10	4
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	18	91	72	12	6
GARANTI YATIRIM ORTAKLIGI AS	TURKEY	INVESTMENT COMPANY	-	99.97	99.97	-	10	-	9	1
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	546	4,823	4,276	532	15
GARRAF MEDITERRANIA, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	16	-	-
GESCAT LLEVANT, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	14	16	(2)	-
GESCAT LLOGUERS, S.L. (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	7	16	(9)	-

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(***) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(****) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
GESCAT POLSKA, SP. ZOO	POLAND	REAL ESTATE	100.00	-	100.00	9	12	1	11	-
GESCAT SINEVA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
GESCAT, GESTIO DE SOL, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	21	42	(20)	(2)
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L. (**)(***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	226	618	(355)	(37)
GESTIO D’ACTIUS TITULITZATS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	3	4	-	3	1
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	32	3	21	7
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	1	1	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	15	6	7	2
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	375	1,012	632	398	(17)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	8,720	1	6,745	1,974
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	35	35	-	35	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(42)	63	105	(40)	(2)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	44	44	-	44	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	12	12	-	12	-
HABITAT ZENTRUM, S.L. (****)	SPAIN	REAL ESTATE	-	50.00	50.00	-	-	6	(6)	-
HABITATGES FINVER, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
HABITATGES INVERCAP, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L. (*****)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	14	(12)	(1)
HABITATGES JUVIPRO, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	8	13	5	8	1
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	13	3	-	6	(4)
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	9	1	9	(1)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	436	436	-	430	6
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	431	431	-	426	5
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	26	38	13	31	(5)
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A	PERU	REAL ESTATE	-	100.00	100.00	13	14	1	11	2
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	4	1	1	2
INPAU, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	5	46	40	(8)	14
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	13	91	78	16	(3)
INVERCARTERA INTERNACIONAL, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	9	6	4	(1)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	16	56	2	52	2
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	-	-	-	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	40	80	34	45	1
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	8	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	3	18	(14)	(1)
IRIDION SOLUCIONS IMMOBILIARIES, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	127	(121)	(4)

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

(***) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(****) This company has an equity loan from EXPANSION INTERCOMARCAL, S.L.

(*****) These companies have equity loans from INVERPRO DESENVOLUPAMENT, S.L.

(******) This company has equity loans from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
JALE PROCAM, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	-	4	44	(40)	-
L’EIX IMMOBLES, S.L. (*****)(******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	20	26	(4)	(2)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,198	1,199	-	1,192	6
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	2	1	1	-
MILLENNIUM PROCAM, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	38	157	135	17	5
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	10	10	-	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	3	2	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	22	29	7	16	6
NEWCO PERU S.A.C.	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	921	-	835	86
NOET, INC.	UNITED STATES	SERVICES	-	100.00	100.00	-	-	-	-	-
NOIDIRI, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	-	12	(11)	-
NOVA EGARA-PROCAM, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
NOVA TERRASSA 3, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	4	12	8	4	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	16	18	2	17	(2)
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-	-	-
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	29	10	16	3
OPPLUS S.A.C (En liquidacion)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	7	9	(2)	(1)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.L.	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	98	98	-	99	(1)
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	197	4,040	3,843	156	41
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	312	334	22	306	6
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	90	90	-	90	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROCAMVASA, S.A.	SPAIN	REAL ESTATE	-	51.00	51.00	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	25	-	25	-
PROMOTORA DEL VALLES, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	160	266	(98)	(8)
PROMOU CT 3AG DELTA, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	12	(2)	-
PROMOU CT EIX MACIA, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	3	6	2	1	3
PROMOU CT GEBIRA, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	12	(3)	-
PROMOU CT OPENSEGRE, S.L. (**)(******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	28	46	(16)	(2)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	9	8	2	-

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) This company has an equity loan from ARRELS CT PROMOU, S.A.

(***) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(****) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

(*****) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(******) These companies have equity loans from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
PROMOU GLOBAL, S.L. (**)(*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	94	124	(45)	15
PRONORTE UNO PROCAM, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	15	(10)	-
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	21	22	1	23	(2)
PROV-INFI-ARRAHONA, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	18	22	(6)	2
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	-	-	-	-	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROVIURE BARCELONA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
PROVIURE CIUTAT DE LLEIDA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	1	-	-
PROVIURE PARC D’HABITATGES, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	1	-
PROVIURE, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	3	(1)	1
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	7	5	2	-
PUERTO CIUDAD LAS PALMAS, S.A.	SPAIN	REAL ESTATE	-	96.64	96.64	-	36	59	(7)	(16)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	11	3	6	3
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	40	97	83	10	4
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	100.00	-	100.00	1	2	-	1	-
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	14	14	-	9	5
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,469	1,469	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	771	771	-	754	16
S.B.D. NORD, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	1	-	-
SATICEM GESTIO, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	9	90	(78)	(3)
SATICEM HOLDING, S.L.	SPAIN	REAL ESTATE	100.00	-	100.00	5	6	-	5	1
SATICEM IMMOBILIARIA, S.L.	SPAIN	REAL ESTATE	100.00	-	100.00	6	19	-	11	8
SATICEM IMMOBLES EN ARRENDAMENT, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	26	85	(57)	(3)
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	388	3,347	2,959	171	217
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	1	1	-	1	(1)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	7	2	4	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	10	8	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	7	20	14	5	1
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	53	66	13	146	(92)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	SERVICES	100.00	-	100.00	104	108	5	107	(3)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	14	14	-	15	(1)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	15	14	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	10	10	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,208	1,208	-	1,199	9
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	49	47	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	25	24	1	-
TEXTIL TEXTURA, S.L.	SPAIN	COMMERCIAL	-	68.67	68.67	2	-	-	-	-

(*) Information on foreign companies at exchange rate on December 31, 2016

(**) This company has an equity loan from ARRELS CT PROMOU, S.A.

(***) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(****) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

(*****) These companies have equity loans from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	15	22	7	13	2
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	57	57	-	55	2
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	39.90	-	39.90	6,177	76,017	66,433	8,191	1,393
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	60	29	28	3
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	941	1,102	(32)	(129)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VALANZA CAPITAL S.A. UNIPERSONAL	SPAIN	SERVICES	100.00	-	100.00	1	7	-	7	-
VOLJA LUX, SARL	LUXEMBOURG	INVESTMENT COMPANY	-	71.78	71.78	-	1	1	1	(1)
VOLJA PLUS SL	SPAIN	INVESTMENT COMPANY	75.40	-	75.40	1	2	-	(17)	19
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	ARGENTINA	FINANCIAL SERVICES	-	51.00	51.00	16	110	78	32	-
(*) Information on foreign companies at exchange rate on December 31, 2016 (**) This company has an equity loan from BBVA, S.A.

APPENDIX II Additional information on investments in subsidiaries, joint ventures and associates in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.16	Liabilities 31.12.16	Equity 31.12.16	Profit (Loss) 31.12.16
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	19	11	7	1
ADQUIRA MEXICO, S.A. DE C.V.(*)	MEXICO	COMMERCIAL	-	50.00	50.00	2	5	2	3	-
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.(*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	19	1,738	1,700	30	8
ATOM BANK PLC	UNITED KINGDOM	BANKING	29.46	-	29.46	43	229	137	129	(36)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	5	10	-	9	-
AVANTESPACIA INMOBILIARIA, S.L.(*)	SPAIN	REAL ESTATE	-	30.01	30.01	18	73	12	60	-
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	20	71	5	68	(1)
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	23	75	35	44	(4)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	19	122	5	109	8
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.(*)	MEXICO	SERVICES	-	50.00	50.00	6	12	-	11	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	126	25	101	- (2)
DESARROLLOS METROPOLITANOS DEL SUR, S.L.(*)	SPAIN	REAL ESTATE	-	50.00	50.00	11	41	20	23	(1)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	4	459	437	25	(4)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	3	298	282	19	(3)
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	57	177	-	177	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	33	184	58	98	27
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	4	14	-	15	(1)
FIDEICOMISO F/402770-2 ALAMAR(*)	MEXICO	REAL ESTATE	-	42.40	42.40	8	19	-	19	-
INVERSIONES PLATCO, C.A.(*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	4	9	1	13	(5)
METROVACESA PROMOCION Y ARRENDAMIENTO S.A.	SPAIN	REAL ESTATE	15.90	4.62	20.52	67	326	-	326	-
METROVACESA SUELO Y PROMOCION, S.A.	SPAIN	REAL ESTATE	15.90	4.62	20.52	208	1,080	68	1,013	-
PARQUE RIO RESIDENCIAL, S.L.(*)	SPAIN	REAL ESTATE	-	50.00	50.00	10	21	2	20	-
PROMOCIONS TERRES CAVADES, S.A.(*)	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.(*)	ARGENTINA	BANKING	-	50.00	50.00	21	191	148	28	14
RCI COLOMBIA S.A., COMPAÑIA DE FINANCIAMIENTO (*)	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	17	139	104	37	(2)
REAL ESTATE DEAL II, S.A.(*)	SPAIN	IN LIQUIDATION	20.06	-	20.06	4	23	5	23	(6)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	20.00	0.00	20.00	8	146	106	32	7
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	19	329	284	37	7
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	6	12	-	10	2
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	28.72	0.00	28.72	11	49	12	29	8
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	CHILE	PENSION FUNDS MANAGEMENT	-	48.60	48.60	11	28	6	20	2 (2)
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	77	62	7	8 (3)
TESTA RESIDENCIAL SOCIMI SAU	SPAIN	REAL ESTATE	10.46	3.04	13.50	91	831	366	462	3
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (*)	MEXICO	SERVICES	-	51.00	51.00	2	12	8	3	1

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the year ended December 31, 2016

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights

Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)	Category

PROPEL VENTURE PARTNERS US FUND I, L.P.	FOUNDING	VENTURE CAPITAL	2	-	100.00%	100.00%	14-Jan-16	SUBSIDIARY
BBVA NOMINEES LIMITED	ACQUISITION	SERVICES	-	-	5.00%	100.00%	29-Jan-16	SUBSIDIARY
BBVA COMPASS PAYMENTS, INC	FOUNDING	INVESTMENT COMPANY	43	-	100.00%	100.00%	01-Mar-16	SUBSIDIARY
HOLVI PAYMENT SERVICE OY	ACQUISITION	FINANCIAL SERVICES	9	-	100.00%	100.00%	04-Mar-16	SUBSIDIARY
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	0.68%	100.00%	29-Mar-16	SUBSIDIARY
ESPAIS CERDANYOLA, S.L.	ACQUISITION	REAL ESTATE	14	-	47.51%	97.51%	31-Mar-16	SUBSIDIARY
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	ACQUISITION	REAL ESTATE	-	-	50.00%	100.00%	31-Mar-16	SUBSIDIARY
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	ACQUISITION	REAL ESTATE	2	-	50.00%	100.00%	31-Mar-16	SUBSIDIARY
OPERADORA DOS LAGOS S.A. DE C.V.	ACQUISITION	SERVICES	-	-	50.00%	100.00%	31-Mar-16	SUBSIDIARY
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	ACQUISITION	FINANCIAL SERVICES	3	-	15.68%	100.00%	29-Apr-16	SUBSIDIARY
FORUM COMERCIALIZADORA DEL PERU, S.A.	ACQUISITION	SERVICES	1	-	15.68%	100.00%	29-Apr-16	SUBSIDIARY
FORUM DISTRIBUIDORA DEL PERU, S.A.	ACQUISITION	FINANCIAL SERVICES	1	-	15.68%	100.00%	29-Apr-16	SUBSIDIARY
BBVA OP3N S.L.	FOUNDING	SERVICES	-	-	100.00%	100.00%	01-Jul-16	SUBSIDIARY
HABITATGES FINVER, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	100.00%	14-Jul-16	SUBSIDIARY
DATA ARCHITECTURE AND TECHNOLOGY S.L	FOUNDING	SERVICES	-	-	51.00%	51.00%	28-Jul-16	SUBSIDIARY
NEW CO PERU SAC	SPLIT	INVESTMENT COMPANY	-	-	100.00%	100.00%	31-Jul-16	SUBSIDIARY
VOLJA PLUS SL	DILUTION EFFECT	INVESTMENT COMPANY	-	-	0.46%	75.40%	31-Jul-16	SUBSIDIARY
DALLAS CREATION CENTER, INC	FOUNDING	SERVICES	2	-	100.00%	100.00%	01-Aug-16	SUBSIDIARY
BBVA OP3N, INC	FOUNDING	SERVICES	-	-	100.00%	100.00%	05-Aug-16	SUBSIDIARY
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACQUISITION	FINANCIAL SERVICES	1	-	0.01%	99.98%	07-Sep-16	SUBSIDIARY
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	ACQUISITION	FINANCIAL SERVICES	17	-	51.00%	51.00%	26-Sep-16	SUBSIDIARY
FIDEICOMISO LOTE 6.1 ZARAGOZA	ACQUISITION	REAL ESTATE	1	-	59.99%	59.99%	27-Oct-16	SUBSIDIARY
BBVA BROKER, S.A.	FOUNDING	INSURANCES SERVICES	-	-	95.00%	95.00%	01-Nov-16	SUBSIDIARY
CX PROPIETAT, FII	ACQUISITION	REAL ESTATE INVESTMENT FUND	-	-	0.19%	67.93%	30-Nov-16	SUBSIDIARY
GARANTI YATIRIM ORTAKLIGI AS	CONTROL RIGHTS	INVESTMENT COMPANY	-	-	3.30%	99.97%	30-Nov-16	SUBSIDIARY
NOET, INC.	FOUNDING	SERVICES	-	-	100.00%	100.00%	01-Dec-16	SUBSIDIARY
CATALONIA GEBIRA, S.L.	ACQUISITION	REAL ESTATE	-	-	18.33%	100.00%	15-Dec-16	SUBSIDIARY
GARRAF MEDITERRANIA, S.A.	ACQUISITION	REAL ESTATE	2	-	9.42%	100.00%	29-Dec-16	SUBSIDIARY

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights

Company	Type of Transaction	Activity	Profit (Loss) in the Transaction (*)	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category

ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MERGER	SERVICES	-	-	100.00%	-	31-Jan-16	SUBSIDIARY
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	31-Jan-16	SUBSIDIARY
ARRAHONA GARRAF, S.L.	LIQUIDATION	REAL ESTATE	(1)	-	100.00%	-	21-Mar-16	SUBSIDIARY
ECOARENYS, S.L.	NON CONTROL	REAL ESTATE	9	-	50.00%	-	31-Mar-16	SUBSIDIARY
IMOBILIARIA DUQUE DE AVILA, S.A.	DISPOSAL	REAL ESTATE	(1)	-	100.00%	-	22-Apr-16	SUBSIDIARY
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	30-May-16	SUBSIDIARY
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	LIQUIDATION	SECURITIES DEALER	-	-	100.00%	-	09-Jun-16	SUBSIDIARY
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	LIQUIDATION	INVESTMENT COMPANY	3	-	100.00%	-	30-Jun-16	SUBSIDIARY
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	-	30-Jun-16	SUBSIDIARY
PROXIMA ALFA INVESTMENTS (USA) LLC	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	30-Jun-16	SUBSIDIARY
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	DISPOSAL	FINANCIAL SERVICES	18	-	100.00%	-	29-Jul-16	SUBSIDIARY
HOLDING CONTINENTAL, S.A.	SPLIT	INVESTMENT COMPANY	-	-	50.00%	-	31-Jul-16	SUBSIDIARY
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	DILUTION EFFECT	FINANCIAL SERVICES	-	-	1.14%	87.86%	31-Aug-16	SUBSIDIARY
CATALUNYA BANC, S.A.	MERGER	BANKING	-	-	99.10%	-	09-Sep-16	SUBSIDIARY
CATALUNYACAIXA INVERSIO, SGIIC, S.A.	MERGER	OTHER INVESTMENT COMPANIES	-	-	100.00%	-	13-Sep-16	SUBSIDIARY
CATALUNYACAIXA MEDIACIO , S.L.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	06-Oct-16	SUBSIDIARY
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	LIQUIDATION	IN LIQUIDATION	-	-	45.00%	-	25-Oct-16	SUBSIDIARY
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION	LIQUIDATION	IN LIQUIDATION	-	-	45.00%	-	26-Oct-16	SUBSIDIARY
BANCO DEPOSITARIO BBVA, S.A.	MERGER	BANKING	-	-	100.00%	-	11-Nov-16	SUBSIDIARY
GARANTI BANK MOSCOW	DISPOSAL	BANKING	8	-	100.00%	-	05-Dec-16	SUBSIDIARY
UNO-E BANK, S.A.	MERGER	BANKING	-	-	100.00%	-	09-Dec-16	SUBSIDIARY

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)	Category
METROVACESA, S.A. (*)	CAPITAL INCREASE (**)	REAL ESTATE	344	-	1.10%	20.52%	17-Feb-16	ASSOCIATED
METROVACESA, S.A. (*)	PARTIAL SPLIT	REAL ESTATE	(208)	-	-	-	01-Mar-16	ASSOCIATED
METROVACESA, S.A. (*)	TOTAL SPLIT	REAL ESTATE	(502)	-	-	-	26-Oct-16	ASSOCIATED
METROVACESA SUELO Y PROMOCION, S.A.	SPLIT	REAL ESTATE	208	-	20.52%	20.52%	01-Mar-16	ASSOCIATED
ATOM BANK PLC	ACQUISITION	BANKING	56	-	29.46%	29.46%	29-Apr-16	ASSOCIATED
RCI COLOMBIA S.A., COMPAÑIA DE FINANCIAMIENTO	FOUNDING	FINANCIAL SERVICES	9	-	49.00%	49.00%	01-Jun-16	JOINT VENTURE
PARQUE RIO RESIDENCIAL, S.L.	FOUNDING	REAL ESTATE	10	-	50.00%	50.00%	14-Jun-16	JOINT VENTURE
CAPIPOTA PRODUCTIONS S.L.	ACQUISITION	COMMERCIAL	-	-	25.00%	25.00%	30-Jun-16	JOINT VENTURE
FIDEICOMISO DE ADMINISTRACION REDETRANS	ACQUISITION	SERVICES	1	-	25.07%	25.07%	30-Jun-16	JOINT VENTURE
IBV SOURCE—PRESTAÇAO DE SERVIÇOS INFORMATICOS, ACE	FOUNDING	SERVICES	-	-	49.00%	49.00%	31-Jul-16	JOINT VENTURE
LA ESMERALDA DESARROLLOS, S.L.	ACQUISITION	REAL ESTATE	-	-	25.00%	50.00%	21-Sep-16	JOINT VENTURE
AVANTESPACIA INMOBILIARIA, S.L.	FOUNDING	REAL ESTATE	12	-	30.01%	30.01%	20-Oct-16	JOINT VENTURE
METROVACESA PROMOCION Y ARRENDAMIENTO S.A (*)	SPLIT	REAL ESTATE	67	-	20.52%	20.52%	26-Oct-16	ASSOCIATED
TESTA RESIDENCIAL SOCIMI SAU (*)	SPLIT	REAL ESTATE	91	-	13.49%	13.49%	26-Oct-16	ASSOCIATED
FIDEICOMISO F/404180-2 BBVA BANCOMER SERVICIOS GOLF ZIBATA	ACQUISITION	REAL ESTATE	-	-	30.00%	30.00%	01-Dec-16	JOINT VENTURE

(*) First there was partial split of the of soil activity and promotion in favor of the society of new constitution Metrovacesa Suelo y Promoción, S.A. and in October was the total split of the society in favor of Testa Residencial SOCIMI SAU, Merlin Properties, SOCIMI, S.A. and the new constitution company Metrovacesa Promotion and Leasing S.A

(**) Non-monetary contribution.

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method
			Millions of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
BALMA HABITAT, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	31-Mar-16	JOINT VENTURE
ECUALITY E-COMMERCE QUALITY, S.A.S.P.	NON CONTROL	COMMERCIAL	-	28.00%	-	31-Mar-16	ASSOCIATED
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742	DISPOSAL	REAL ESTATE	5	33.78%	-	31-Mar-16	JOINT VENTURE
I+D MEXICO, S.A. DE C.V.	DISPOSAL	SERVICES	16	50.00%	-	31-Mar-16	JOINT VENTURE
OPERADORA HITO URBANO, S.A.DE C.V	DISPOSAL	SERVICES	-	35.00%	-	31-Mar-16	JOINT VENTURE
OPERADORA MIRASIERRA, S.A. DE C.V.	DISPOSAL	SERVICES	-	35.00%	-	31-Mar-16	JOINT VENTURE
PROBIS AIGUAVIVA, S.L.	NON CONTROL	REAL ESTATE	(1)	50.00%	-	31-Mar-16	JOINT VENTURE
AMBIT D’EQUIPAMENTS, S.A.	NON CONTROL	REAL ESTATE	-	35.00%	-	30-Apr-16	ASSOCIATED
CAPASATUS, S.L	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16	ASSOCIATED
CRUILLA CENTRE, S.L.	NON CONTROL	REAL ESTATE	-	49.04%	-	30-Apr-16	JOINT VENTURE
EUGESA PROCAM, S.L.	NON CONTROL	REAL ESTATE	-	55.00%	-	30-Apr-16	JOINT VENTURE
HARMONIA BADALONA, S.L.	NON CONTROL	REAL ESTATE	-	45.00%	-	30-Apr-16	JOINT VENTURE
HARMONIA PLA DE PONENT, S.L.	NON CONTROL	REAL ESTATE	-	22.33%	-	30-Apr-16	ASSOCIATED
IMMOCENTRE 3000, S.L.	NON CONTROL	REAL ESTATE	-	40.00%	-	30-Apr-16	JOINT VENTURE
LANDOMUS, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16	JOINT VENTURE
L’ERA DE VIC, S.L.	NON CONTROL	REAL ESTATE	-	40.00%	-	30-Apr-16	JOINT VENTURE
NOU MAPRO, S.A.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16	JOINT VENTURE
SARDENYA CENTRE, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16	JOINT VENTURE
TAGE CENTRE PROMOCIONS IMMOBILIARIES, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16	JOINT VENTURE
VERTIX PROCAM PATRIMONIAL, S.L.	NON CONTROL	REAL ESTATE	-	100.00%	-	30-Apr-16	JOINT VENTURE
VISOREN CENTRE, S.L.	NON CONTROL	REAL ESTATE	-	40.00%	-	30-Apr-16	JOINT VENTURE
INMOBILIARIA MONTE BOADILLA, S.L.	NON CONTROL	REAL ESTATE	-	51.00%	-	01-Jul-16	JOINT VENTURE
SANYRES SUR, S.L.	DISPOSAL	SERVICES	-	33.05%	-	01-Jul-16	JOINT VENTURE
UNION SANYRES, S.L.	DISPOSAL	REAL ESTATE	2	33.36%	-	01-Jul-16	JOINT VENTURE
VIC CONVENT, S.L.	DISPOSAL	REAL ESTATE	-	25.00%	-	14-Jul-16	ASSOCIATED
KUARS CENTRE, S.L.	DISPOSAL	REAL ESTATE	9	40.00%	-	08-Sep-16	JOINT VENTURE
P.R.ALBIRSA, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	14-Sep-16	JOINT VENTURE
S.C.I. MAGNAN SAINT PHILIPPE	LIQUIDATION	REAL ESTATE	-	25.00%	-	30-Sep-16	ASSOCIATED
METROVACESA, S.A. (*)	LIQUIDATION	REAL ESTATE	(2)	20.52%	-	26-Oct-16	ASSOCIATED
FIDEICOMISO F 404015-0 BBVA BANCOMER LOMAS III	DISPOSAL	REAL ESTATE	7	25.00%	-	29-Nov-16	ASSOCIATED
FIDEICOMISO F/70191-2 LOMAS DE ANGELOPOLIS II	DISPOSAL	REAL ESTATE	4	25.00%	-	30-Nov-16	JOINT VENTURE
PARQUE REFORMA SANTA FE, S.A. de C.V.	DISPOSAL	REAL ESTATE	2	30.00%	-	20-Dec-16	ASSOCIATED
TENEDORA DE VEHICULOS, S.A.	LIQUIDATION	SERVICES	-	35.00%	-	22-Dec-16	ASSOCIATED
BRUNARA, SICAV, S.A.	DISPOSAL	VARIABLE CAPITAL	-	30.36%	3.71%	31-Dec-16	ASSOCIATED

(*) First there was partial split of the of soil activity and promotion in favor of the society of new constitution Metrovacesa Suelo y Promoción, S.A. and in October was the total split of the society in favor of Testa Residencial SOCIMI SAU, Merlin Properties, SOCIMI, S.A. and the new constitution company Metrovacesa Promotion and Leasing S.A

Changes in other Companies quoted recognize as Available-For-Sale
			% of voting rights
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction	Effective Date for the Transaction (or Notification Date)
MERLIN PROPERTIES SOCIMI, S.A	SPLIT METROVACESA	REAL ESTATE	6.44%	6.44%	02-Nov-16

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2016

		% of Voting Rights Controlled by the Bank

Company	Activity	Direct	Indirect	Total

BANCO CONTINENTAL, S.A.	BANKING	-	46	46
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1	54	55
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48	-	48
PRO-SALUD, C.A.	NO ACTIVITY	-	59	59
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60	60
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68	68
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68	68
TEXTIL TEXTURA, S.L.	COMMERCIAL	-	69	69
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50	50
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	76	76
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60	-	60
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51	51
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65	65
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65	65
DATA ARCHITECTURE AND TECHNOLOGY S.L	SERVICES	-	51	51
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	FINANCIAL SERVICES	-	51	51
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	60	60
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35	35
TURKIYE GARANTI BANKASI A.S	BANKING	40	-	40
GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	85	85
GARANTI YATIRIM ORTAKLIGI AS	INVESTMENT COMPANY	-	100	100
FODECOR, S.L.	REAL ESTATE	-	60	60
PROCAMVASA, S.A.	REAL ESTATE	-	51	51
JALE PROCAM, S.L.	REAL ESTATE	-	50	50
VOLJA LUX, SARL	INVESTMENT COMPANY	-	72	72
HABITAT ZENTRUM, S.L.	REAL ESTATE	-	50	50
VOLJA PLUS SL	INVESTMENT COMPANY	75	-	75

APPENDIX V BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2016 (*)
2 PS Interamericana	BBVA CHILE S.A.	Oct-04	31	3
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A.	Jul-08	300	98
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	Jun-05	100	24
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	Mar-04	100	17
BACOMCB 07	BBVA BANCOMER, S.A.,INSTIT. BANCA	Dec-07	121	-
BACOMCB 08	BBVA BANCOMER, S.A.,INSTIT. BANCA	Mar-08	53	-
BACOMCB 08-2	BBVA BANCOMER, S.A.,INSTIT. BANCA	Dec-08	267	-
BBVA CONSUMO 6 FTA	BBVA, S.A.	Oct-14	299	181
BBVA CONSUMO 7 FTA	BBVA, S.A.	Jul-15	1,450	1,433
BBVA CONSUMO 8 FT	BBVA, S.A.	Jul-16	700	652
BBVA EMPRESAS 4 FTA	BBVA, S.A.	Jul-10	1,700	133
BBVA LEASING 1 FTA	BBVA, S.A.	Jun-10	2,500	97
BBVA PYME 10 FT	BBVA, S.A.	Dec-15	780	507
BBVA RMBS 1 FTA	BBVA, S.A.	Feb-07	2,500	1,206
BBVA RMBS 10 FTA	BBVA, S.A.	Jun-11	1,600	1,292
BBVA RMBS 11 FTA	BBVA, S.A.	Jun-12	1,400	1,140
BBVA RMBS 12 FTA	BBVA, S.A.	Dec-13	4,350	3,685
BBVA RMBS 13 FTA	BBVA, S.A.	Jul-14	4,100	3,596
BBVA RMBS 14 FTA	BBVA, S.A.	Nov-14	700	569
BBVA RMBS 15 FTA	BBVA, S.A.	May-15	4,000	3,659
BBVA RMBS 16 FT	BBVA, S.A.	May-16	1,600	1,544
BBVA RMBS 17 FT	BBVA, S.A.	Nov-16	1,800	-
BBVA RMBS 2 FTA	BBVA, S.A.	Mar-07	5,000	4,090
BBVA RMBS 3 FTA	BBVA, S.A.	Jul-07	3,000	1,627
BBVA RMBS 5 FTA	BBVA, S.A.	May-08	5,000	2,695
BBVA RMBS 9 FTA	BBVA, S.A.	Apr-10	1,295	950
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	Mar-09	23	-
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	May-09	15	-
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	Aug-09	25	-
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	Dec-08	44	-
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	Aug-12	67	14
BBVA-5 FTPYME FTA	BBVA, S.A.	Nov-06	1,900	30
BBVA-6 FTPYME FTA	BBVA, S.A.	Jun-07	1,500	43
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	Apr-07	800	3
BMERCB 13	BBVA BANCOMER, S.A.,INSTIT. BANCA	Jun-13	497	-
FTA IM TERRASSA MBS-1	BBVA, S.A.	Jul-06	525	53
FTA TDA-22 MIXTO	BBVA, S.A.	Dec-04	112	31
FTA TDA-27	BBVA, S.A.	Dec-06	275	109
FTA TDA-28	BBVA, S.A.	Jul-07	250	128
GAT ICO FTVPO 1, F.T.H	BBVA, S.A.	Mar-04	40	127
GC FTGENCAT TARRAGONA 1 FTA	BBVA, S.A.	Jun-08	283	50
HIPOCAT 10 FTA	BBVA, S.A.	Jul-06	1,500	408
HIPOCAT 11 FTA	BBVA, S.A.	Mar-07	1,600	417
HIPOCAT 6 FTA	BBVA, S.A.	Jul-03	850	143
HIPOCAT 7 FTA	BBVA, S.A.	Jun-04	1,400	296
HIPOCAT 8 FTA	BBVA, S.A.	May-05	1,500	361
HIPOCAT 9 FTA	BBVA, S.A.	Nov-05	1,000	277
Instrumentos de Titulización Hip- Junior	BANCO CONTINENTAL, S.A.	Dec-07	24	2
TDA 19 FTA	BBVA, S.A.	Mar-04	200	36
TDA 20-MIXTO, FTA	BBVA, S.A.	Jun-04	100	20
TDA 23 FTA	BBVA, S.A.	Mar-05	300	76
TDA TARRAGONA 1 FTA	BBVA, S.A.	Dec-07	397	148

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2016
FTA TDA13	BBVA, S.A.	Dec-00	84	13
FTA TDA-18 MIXTO	BBVA, S.A.	Nov-13	91	15

(*) Solvency scope.

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2016, 2015 and 2014.

Outstanding as of December 31, 2016, 2015 and 2014 of subordinated issues

Millions of Euros

Issuer Entity and Issued Date	Currency	December 2016	December 2015	December 2014	Prevailing Interest Rate as of December 31, 2016	Maturity Date
Issues in Euros
BBVA
February-07	EUR	255	255	253	4.50%	16-Feb-22
March-08	EUR	125	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
February-14	EUR	1,500	1,500	1,500	7.00%	Perpetual
February-15	EUR	1,500	1,500	-	6.75%	Perpetual
April-16	EUR	1,000	-	-	8.88%	Perpetual
Various	EUR	277	310	342
Subtotal	EUR	4,756	3,789	2,320
BBVA GLOBAL FINANCE, LTD. (*)
October-01	EUR	-	10	10	6.08%	10-Oct-16
October-01	EUR	-	46	46	0.55%	15-Oct-16
November-01	EUR	-	53	53	0.63%	02-Nov-16
December-01	EUR	-	56	56	0.57%	20-Dec-16
Subtotal	EUR	-	165	223
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	99	99	96	0.49%	13-Oct-20
April-07	EUR	68	68	66	0.57%	4-Apr-22
May-08	EUR	50	50	50	3.00%	19-May-23
July-08	EUR	20	20	20	6.11%	22-Jul-18
April-14	EUR	1,500	1,500	1,485	3.50%	11-Apr-24
Subtotal	EUR	1,737	1,737	1,717
TURKIYE GARANTI BANKASI A.S
February-09	EUR	-	50	-	3.53%	31-Mar-21
Subtotal	EUR		50	-
Others		-	1	-
Total issued in Euros		6,493	5,742	4,260

(*)‘The issuances of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD., are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2016, 2015 and 2014 (Continued)

Millions of Euros

Issuer Entity and Issued Date	Currency	December 2016	December 2015	December 2014	Prevailing Interest Rate as of December 31, 2016	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,423	1,378	1,235	9.00%	Perpetual
Subtotal	USD	1,423	1,378	1,235
BBVA GLOBAL FINANCE, LTD. (*)

December-95	USD	189	183	165	7.00%	01-Dec-25
Subtotal	USD	189	183	165

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	USD

Different issues	CLP	609	558	578		Various
Subtotal	CLP	609	558	578
BBVA BANCOMER, S.A. de C.V.

May-07	USD	474	456	413	6.01%	17-May-22
April-10	USD	947	912	825	7.25%	22-Apr-20
March-11	USD	1,184	1,140	1,031	6.50%	10-Mar-21
July-12	USD	947	912	825	6.75%	30-Sep-22
September-12	USD	474	456	413	6.75%	30-Sep-22
November-14	USD	189	182	165	5.35%	12-Nov-29
Subtotal	USD	4,214	4,058	3,672

December-08	MXN	-	-	160	-	-
Subtotal	MXN	-	-	160
BBVA URUGUAY

December-14 (**)	USD	14	14	12	4.60%	16-Dic-24
Subtotal	USD	14	14	12
BBVA PARAGUAY

November-14	USD	19	18	16	6.75%	05-Nov-21
November-15	USD	24	23	-	6.70%	22-Nov-22
Subtotal	USD	43	42	16
TEXAS REGIONAL STATUTORY TRUST I

February-04	USD	47	46	41	3.13%	17-Mar-34
Subtotal	USD	47	46	41

(*) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank

(**) Subordinated customer deposits

APPENDIX VI. OUTSTANDING AS OF DECEMBER 31, 2016, 2015 AND 2014 OF SUBORDINATED AND PREFERRED ISSUES

Outstanding as of December 31, 2016, 2015 and 2014 of subordinated issues

Millions of Euros

Issuer Entity and Issued Date	Currency	December 2016	December 2015	December 2014	Prevailing Interest Rate as of December 31, 2016	Maturity Date
STATE NATIONAL CAPITAL TRUST I

July-03	USD	14	14	12	3.32%	30-Sep-33
Subtotal	USD	14	14	12
STATE NATIONAL STATUTORY TRUST II				-

March-04	USD	9	9	8	3.07%	17-Mar-34
Subtotal	USD	9	9	8
TEXASBANC CAPITAL TRUST I

June-04	USD	24	23	21	2.88%	23-Jul-34
Subtotal	USD	24	23	21
COMPASS BANK

March-05	USD	212	204	182	5.50%	01-Apr-20
March-06	USD	65	63	56	5.90%	01-Apr-26
September-07	USD	332	321	288	6.40%	01-Oct-17

April-15	USD	655	633	-	3.88%	10-Apr-25
Subtotal		1,264	1,221	526
BBVA COLOMBIA, S.A.

September-11	COP	33	58	36	10.27%	19-Sep-21
September-11	COP	49	48	54	10.52%	19-Sep-26
September-11	COP	32	45	35	10.11%	19-Sep-18
February-13	COP	63	30	69	9.44%	19-Feb-23
February-13	COP	52	31	57	9.72%	19-Feb-28
November-14	COP	51	26	55	10.32%	26-Nov-34
November-14	COP	28	47	31	10.20%	26-Nov-29
Subtotal	COP	309	285	337

April-15	USD	379	366	-	4.88%	21-Apr-25
Subtotal	USD	379	366	337
BANCO CONTINENTAL, S.A.
December-06(*)	USD	29	28	25	2.50%	15-Feb-17
May-07	USD	19	18	17	6.00%	14-May-27
September-07	USD	19	18	16	2.16%	24-Sep-17
February-08	USD	19	18	17	6.47%	28-Feb-28
June-08	USD	-	-	25	2.97%	15-Jun-18
November-08	USD	-	-	17	3.83%	15-Feb-19
October-10(*)	USD	190	184	165	7.38%	07-Oct-40
October-13	USD	43	41	37	6.53%	08-Oct-28
September-14	USD	273	274	246	5.25%	22-Sep-29
Subtotal	USD	591	582	565
May-07	PEN	11	11	11	5.85%	07-May-22
June-07	PEN	21	20	19	3.47%	18-Jun-32
November-07	PEN	19	18	17	3.56%	19-Nov-32
July-08	PEN	17	15	15	3.06%	08-Jul-23
September-08	PEN	18	17	16	3.09%	09-Sep-23
December-08	PEN	11	10	10	4.19%	15-Dec-33
Subtotal	PEN	97	90	88
Total issues in foreign currencies(Millions of Euros)		9,228	8,868	7,436

(*) Subordinated costumer deposits

APPENDIX VI. OUTSTANDING AS OF DECEMBER 31, 2016, 2015 AND 2014 OF SUBORDINATED AND PREFERRED ISSUES

Outstanding as of December 31, 2016, 2015 and 2014 of preferred issues

	December 2016		December 2015		December 2014

Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)

BBVA

December 2007	EUR	14	EUR	14	EUR	14
BBVA International, Ltd.

December 2002	-	-	-	-	EUR	9
BBVA Capital Finance, S.A.U.

December 2003	-	-	-	-	EUR	350
July 2004	-	-	-	-	EUR	500
December 2004	-	-	-	-	EUR	1,125
December 2008	-	-	-	-	EUR	1,000
BBVA International Preferred, S.A.U.

September 2005	EUR	86	EUR	86	EUR	85
September 2006	EUR	164	EUR	164	EUR	164
Abril 2007	USD	569	USD	551	USD	600
July 2007	GBP	36	GBP	43	GBP	31
Octuber 2009	-	-	-	-	EUR	645
Octuber 2009	-	-	-	-	GBP	251
Phoenix Loan Holdings Inc.

November 2000	USD	22	USD	22	USD	21
Caixa Terrasa Societat de Participacion

August 2005	EUR	51	EUR	75	EUR	75
Caixasabadell Preferents, S.A.

July 2006	EUR	53	EUR	90	EUR	90
Others	-	1	-	1	-	-

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2016, 2015 and 2014.

		Millions of Euros
December 2016	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -

Cash, cash balances at central banks and other demand deposits	15,436	4,947	426	4,547	25,357
Financial assets held for trading	5,048	15,541	732	2,695	24,016
Available-for-sale financial assets	18,525	9,458	4,889	5,658	38,530
Loans and receivables	109,167	41,344	34,425	46,629	231,565
Investments in entities accounted for using the equity method	5	135	-	106	247
Tangible assets	788	2,200	1,376	844	5,207
Other assets	4,482	5,214	5,219	4,358	19,273
Total	153,451	78,839	47,066	64,839	344,194
Liabilities-
Financial liabilities held for trading	3,908	5,957	693	1,426	11,983
Financial liabilities at amortized cost	150,035	53,185	28,467	53,858	285,546
Other liabilities	1,812	8,774	1,418	1,957	13,961
Total	155,755	67,916	30,578	57,241	311,490

		Millions of Euros
December 2015	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -

Cash, cash balances at central banks and other demand deposits	8,257	6,547	485	3,833	19,121
Financial assets held for trading	6,449	16,581	374	3,006	26,410
Available-for-sale financial assets	22,573	10,465	9,691	6,724	49,454
Loans and receivables	115,899	45,396	32,650	44,382	238,328
Investments in entities accounted for using the equity method	216	241	-	40	498
Tangible assets	781	2,406	1,348	762	5,296
Other assets	2,018	5,054	2,320	3,817	13,209
Total	156,193	86,690	46,868	62,564	352,315
Liabilities-
Financial liabilities held for trading	5,010	5,303	513	1,925	12,750
Financial liabilities at amortized cost	152,383	60,800	30,267	50,004	293,455
Other liabilities	2,001	9,038	1,393	2,132	14,564
Total	159,394	75,141	32,173	54,061	320,769

		Millions of Euros
December 2014	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -

Cash, cash balances at central banks and other demand deposits	4,905	5,995	8,516	19,416
Financial assets held for trading	5,727	16,745	4,073	26,545
Available-for-sale financial assets	13,590	11,623	9,565	34,779
Loans and receivables	79,935	40,641	50,804	171,380
Investments in entities accounted for using the equity method	5	227	3,700	3,931
Tangible assets	726	1,894	1,076	3,696
Other assets	3,874	3,861	3,934	11,669
Total	108,762	80,985	81,668	271,415
Liabilities-
Financial liabilities held for trading	3,828	5,776	1,907	11,511
Financial liabilities at amortized cost	106,582	57,856	61,404	225,841
Other liabilities	1,612	8,620	2,657	12,889
Total	112,021	72,252	65,968	250,241

APPENDIX VIII Information on data derived from the special accounting registry

Information required pursuant to Circular 5/2011 of the Bank of Spain is indicated as follows.

a)	Mortgage market policies and procedures

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable regulations.

The mortgage origination policy is based in principles focused on assessing the adequate ratio between the amount of the loan, and the payments, and the income of the applicant. Applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for both the mortgage debt and for other debts detected in the financial system. Therefore, the applicant’s repayment ability is a key aspect within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision.

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

In addition, the mortgage origination policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. The policy also establishes that the property to be mortgaged be appraised by an independent appraisal company as established by Circular 3/2010 and Circular 4/2016. BBVA selects those companies whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each region. Each appraisal is reviewed and checked before the loan is granted by BBVA staff and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

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

The Board of the Bank authorizes each of the issues of Mortgage Transfer Certificate and/or Mortgage Participation issued by BBVA to securitize loans and mortgage loans, Likewise, the Board of Directors authorize, under the power delegated by the Annual General Meeting held on March 13, 2015 under item three of the agenda, the establishment of a Base Prospectus for the issue of fixed-income securities through which the mortgage-covered bonds are implemented.

As established in article 24 of Royal Decree 716/2009, the volume of outstanding mortgage-covered bonds issued by a bank may not exceed 80% of a calculation base determined by adding the outstanding principal of all the loans and mortgage loans in the bank’s portfolio that are eligible and are not covered by the issue of Mortgage Bonds, Mortgage Participations or Mortgage Transfer Certificates. For these purposes, in accordance with the aforementioned Royal Decree 716/2009, in order to be eligible, loans and mortgage loans must, on a general basis: (i) be secured by a first mortgage on the freehold; (ii) the loan’s amount may not exceed 80% of the appraisal value for home mortgages, and 60% for other mortgage lending; (iii) be established on assets exclusively and wholly owned by the mortgagor; (iv) have been appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; and (v) the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has set up a series of controls for mortgage covered bonds, which regularly control the total volume of issued mortgage covered bonds issued and the remaining eligible collateral, to avoid exceeding the maximum limit set by Royal Decree 716/2009, and outlined in the preceding paragraph. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked according to an agreed procedures engagement, by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There is also a series of filters through which some mortgage loans and credits are excluded in accordance with legal, commercial and risk concentration criteria.

b)	Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 5/2011 is shown below.

b.1) Ongoing operations

		Millions of Euros

Mortgage loans. Eligibility for the purpose of the mortgage market		2016	2015

Nominal value of outstanding loans and mortgage loans	(A)	113,977	98,555
Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(33,677)	(25,650)
Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	80,300	72,905
Of which:			-
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	46,987	40,373
Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any issuance of mortgage bonds.	(D)	(2,268)	(2,213)
Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage bonds	(C)-(D)	44,719	38,160
Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E)	35,775	30,528
Issued Mortgage-covered bonds	(F)	29,085	28,362
Outstanding Mortgage-covered bonds		24,670	25,220
Capacity to issue mortgage-covered bonds	(E)-(F)	6,690	2,166
Memorandum items:			-
Percentage of overcollateralization across the portfolio		276%	257%
Percentage of overcollateralization across the eligible used portfolio		154%	135%
Nominal value of available sums (committed and unused) from all loans and mortgage loans.		2,917	1,999
Of which:			-
Potentially eligible		2,237	1,361
Ineligible		680	638
Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest of the eligibility requirements indicated in Article 4 of the Royal Decree.		25,282	25,350

Nominal value of the replacement assets subject to the issue of mortgage-covered bonds.		-	-

		Millions of Euros

Mortgage loans. Eligibility for the purpose of the mortgage market		December 2016	December 2015

Total loans	(1)	113,977	98,555
Issued mortgage participations	(2)	2,865	-
Of which: recognized on the balance sheet		695	-
Issued mortgage transfer certificates	(3)	30,812	25,650
Of which: recognized on the balance sheet		28,778	25,612
Mortgage loans as collateral of mortgages bonds	(4)		-
Loans supporting the issuance of mortgage-covered bonds	1-2-3-4	80,300	72,905
Non elegible loans		33,313	32,532
Comply requirements to be elegible except the limit provided for under the article 5.1 of the Spanish Royal Decree 716/2009		25,282	25,350
Rest		8,031	7,182
Elegible loans		46,987	40,373
That can not be used as collateral for issuances		2,268	2,213
That can be used as collateral for issuances		44,719	38,160
Loans used to collateralize mortgage bonds		-	-
Loans used to collateralize mortgage-covered bonds		44,719	38,160

	Millions of Euros

	2016			2015
Mortgage loans. Classification of the nominal values according to different characteristics	Total mortgage loans	Eligible Loans(*)	Elegibles that can be used as collateral for issuances (**)	Total mortgage loans	Eligible Loans(*)	Elegibles that can be used as collateral for issuances (**)
TOTAL	80,300	46,987	44,719	72,905	40,373	38,160
By source of the operations
Originated by the bank	74,220	42,641	40,451	64,852	34,629	32,477
Subrogated by other institutions	904	685	678	554	459	457
Rest	5,176	3,661	3,590	7,499	5,285	5,226
By Currency
In euros	79,422	46,594	44,341	72,331	40,013	37,811
In foreign currency	878	393	378	574	360	349
By payment situation
Normal payment	61,264	40,685	40,389	56,192	34,987	34,330
Other situations	19,036	6,302	4,330	16,713	5,386	3,830
By residual maturity
Up to 10 years	19,762	12,722	11,765	18,457	11,536	10,402
10 to 20 years	30,912	22,417	21,646	24,926	17,896	17,317
20 to 30 years	19,899	9,375	8,910	18,399	8,379	7,963
Over 30 years	9,727	2,473	2,398	11,123	2,562	2,478
By Interest Rate
Fixed rate	4,460	1,680	1,559	3,169	944	759
Floating rate	75,840	45,307	43,160	69,736	39,429	37,401
Mixed rate	-	-	-	-	-	-
By Target of Operations
For business activity	20,913	8,614	6,926	20,741	7,690	5,912
From which: public housing	6,958	1,894	740	8,623	2,072	768
For households	59,387	38,373	37,793	52,164	32,683	32,248
By type of guarantee
Secured by completed assets/buildings	75,806	46,240	44,237	66,807	39,203	37,461
Residential use	61,338	39,494	38,139	56,563	34,269	33,066
From which: public housing	5,607	3,338	3,213	5,607	3,354	3,104
Commercial	5,453	2,563	2,289	9,645	4,574	4,046
Other	9,015	4,183	3,809	599	360	349
Secured by assets/buildings under construction	1,914	413	295	2,125	367	277
Residential use	1,457	290	187	1,642	235	158
From which: public housing	57	11	10	84	5	4
Commercial	286	61	53	483	132	119
Other	171	62	55	-	-	-
Secured by land	2,580	334	187	3,973	803	422
Urban	-	-	-	1,590	334	105
Non-urban	2,580	334	187	2,383	469	317

  (*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

(**) Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros

	Loan to Value (Last available appraisal risk)
December 2016 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	12,883	15,921	14,047	-	42,851
Other mortgages	2,150	1,986			4,136
Total	15,033	17,907	14,047	-	46,987

	Millions of Euros

	Loan to Value (Last available appraisal risk)
December 2015 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	9,364	12,730	12,690	-	34,784
Other mortgages	2,657	2,932			5,589
Total	12,021	15,662	12,690	-	40,373

	Millions of Euros

	2016		2015
Elegible and non elegible mortgage loans. Changes of the nominal values in the period	Eligible (*)	Non eligible	Eligible (*)	Non eligible
Balance at the begining	40,373	32,532	42,920	36,907
Retirements	7,458	11,489	5,772	9,218
Held-to-maturity cancellations	3,552	2,084	4,175	2,487
Anticipated cancellations	1,479	1,971	1,236	2,268
Subrogations to other institutions	37	30	23	20
Rest	2,390	7,404	338	4,443
Additions	14,072	12,270	3,225	4,843
Originated by the bank	10,051	9,523	2,529	3,794
Subrogations to other institutions	283	162	14	12
Rest	3,738	2,585	682	1,037
Balance at the end	46,987	33,313	40,373	32,532

(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros

Mortgage loans supporting the issuance of mortgage-covered bonds Nominal value.	December 2016	December 2015
Potentially eligible	2,237	1,361
Ineligible	680	638
Total	2,917	1,999

b.2) Liabilities operations

	Millions of Euros

	December 2016		December 2015
Issued Mortgage Bonds	Nominal value	Average residual maturity	Nominal value	Average residual maturity
Mortgage bonds	-		-
Mortgage-covered bonds (*)	29,085		28,362
Of which:Non recognized as liabilities on balance	4,414		3,142
Of Which: outstanding	24,670		25,220
Debt securities issued through public offer	20,773		21,523
Residual maturity up to 1 year	8,272		4,500
Residual maturity over 1 year and less than 2 years	-		6,772
Residual maturity over 2 years and less than 3 years	-		-
Residual maturity over 3 years and less than 5 years	4,801		2,051
Residual maturity over 5 years and less than 10 years	7,500		8,000
Residual maturity over 10 years	200		200
Debt securities issued without public offer	4,321		2,765
Residual maturity up to 1 year	150		-
Residual maturity over 1 year and less than 2 years	-		150
Residual maturity over 2 years and less than 3 years	-		-
Residual maturity over 3 years and less than 5 years	1,550		-
Residual maturity over 5 years and less than 10 years	2,500		2,500
Residual maturity over 10 years	121		115
Deposits	3,991		4,074
Residual maturity up to 1 year	460		1,064
Residual maturity over 1 year and less than 2 years	791		460
Residual maturity over 2 years and less than 3 years	380		639
Residual maturity over 3 years and less than 5 years	671		422
Residual maturity over 5 years and less than 10 years	839		849
Residual maturity over 10 years	850		640
Mortgage participations	695	196	-
Mortgage transfer certificates	28,778	286	25,612	293
Issued through public offer	28,778	286	25,612	293
Issued without public offer	-		-	-
(*) Including mortgage-covered bonds hold by the BBVA Group’s companies

Given the characteristics of the type of covered bonds issued by the Bank, there is no substituting collateral related to these issues.

The Bank does not hold any derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

APPENDIX IX Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a)    Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2016 and 2015 is as follows:

	DECEMBER 2016 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans

Credit institutions	-	-	-	-	-	-	-

General Governments	24	8	112	711	98	584	6

Other financial corporations and individual entrepreneurs (financial business)	3,349	59	71	18	5	-	8
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	125,328	5,057	25,327	9,643	4,844	124	5,310
Of which: financing the construction and property (including land)	1,519	496	5,102	4,395	694	-	2,552

Rest homes (*)	116,961	1,550	103,868	9,243	7,628	18	1,474
Total	245,662	6,674	129,378	19,615	12,576	726	6,798

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans

Credit institutions	-	-	-	-	-	-	-

General Governments	12	8	53	33	27	-	4

Other financial corporations and individual entrepreneurs (financial business)	131	8	22	2	0	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	103,310	2,857	16,327	6,924	3,002	53	4,986
Of which: financing the construction and property (including land)	1,191	304	4,188	3,848	494	-	2,499

Rest homes (*)	72,199	672	47,767	4,366	3,271	3	1,285
Total	175,652	3,545	64,169	11,325	6,301	57	6,281

(a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

(*)	Number of operations does not include Garanti Bank

	DECEMBER 2015 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans

Credit institutions	-	-	-	-	-	-	-

General Governments	71	33	75	794	75	1,397	9

Other financial corporations and individual entrepreneurs (financial business)	261	49	97	14	16	-	174

Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	43,807	7,184	28,897	12,754	4,866	854	6,104
Of which: financing the construction and property (including land)	2,899	1,109	8,042	5,842	2,917	8	3,072

Rest homes (*)	182,924	2,291	124,473	10,882	9,723	22	1,705
Total	227,063	9,557	153,542	24,443	14,681	2,273	7,993

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans

Credit institutions	-	-	-	-	-	-	-

General Governments	31	13	7	5	3	-	6

Other financial corporations and individual entrepreneurs (financial business)	113	30	74	8	5	-	139
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	17,499	2,895	16,565	8,177	1,707	449	5,533
Of which: financing the construction and property (including land)	2,319	834	5,543	4,451	1,836	7	2,910

Rest homes (*)	80,652	772	44,195	4,172	2,897	11	1,454
Total	98,295	3,710	60,841	12,361	4,612	460	7,132

a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

(*)	Number of operations does not include Garanti Bank

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

The table below provides a roll forward of refinanced assets during 2016:

	Millions of Euros
Refinanced assets Roll forward December 2016	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	17,929	861	16,071	7,132	34,000	7,993
(+) Additions	2,523	279	1,655	712	4,178	991
(-) Decreases (payments or repayments)	(2,788)	(366)	(1,754)	(835)	(4,542)	(1,201)
(-) Foreclosures	(3)	-	(174)	(84)	(177)	(84)
(-) Write-offs	(52)	(1)	(1,230)	(841)	(1,282)	(842)
(+)/(-) Other	(6,191)	(256)	301	196	(5,890)	(60)
Ending Balance	11,418	517	14,869	6,281	26,288	6,798

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 2016 and 2015:

	Millions of Euros
Forbereance operations. Breakdown by segments	December 2016	December 2015
Credit institutions
Central governments	713	818
Other financial corporations and individual entrepeneurs (financial activity)	69	(112)
Non-financial corporations and individual entrepeneurs (non-financial activity)	9,390	13,833
Of which: Financing the construction and property development (including land)	2,339	3,879
Households	9,319	11,468
Total carrying amount	19,491	26,007

Financing classified as non-current assets and disposal groups held for sale	-	-

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2016, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2016 NPL ratio renegotiated loan portfolio	Ratio of Impaired loans - Past due
General governments	6%
Commercial	57%
Of which: Construction and developer	85%
Other consumer	39%

56% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

b)	Quantitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

	Millions of Euros
December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	34,820	4,722	3,700	380	715	1,266	2,740	3,320
2 Other financial institutions	17,181	800	8,168	650	464	319	6,846	690
3 Non-financial institutions and individual entrepreneurs	183,871	47,105	22,663	17,000	13,122	11,667	14,445	13,533
3.1 Construction and property development	19,283	12,888	1,736	3,074	4,173	3,843	2,217	1,316
3.2 Construction of civil works	8,884	1,920	478	508	547	469	379	494
3.3 Other purposes	155,704	32,297	20,449	13,417	8,402	7,356	11,850	11,722
3.3.1 Large companies	107,550	16,041	16,349	7,311	5,149	4,777	7,160	7,993
3.3.2 SMEs (**) and individual entrepreneurs	48,154	16,257	4,100	6,106	3,253	2,579	4,689	3,729
4 Rest of households and NPISHs (***)	178,781	129,590	5,257	21,906	24,764	34,434	34,254	19,489
4.1 Housing	127,606	124,427	477	18,802	23,120	32,713	32,148	18,122
4.2 Consumption	44,504	3,181	3,732	2,535	1,278	1,230	1,322	547
4.3 Other purposes	6,671	1,982	1,048	569	366	491	784	820
SUBTOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032
MEMORANDUM:

Forbereance operations (****)	19,491	8,031	6,504	3,703	1,845	2,316	2,091	4,580

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.
(****)	Net of provisions

	Millions of Euros
December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	38,555	4,483	3,868	643	690	1,088	2,506	3,424
2 Other financial institutions	14,319	663	6,098	710	474	302	4,610	666
3 Non-financial institutions and individual entrepreneurs	184,203	47,773	24,034	20,400	14,931	11,480	12,491	12,506
3.1 Construction and property development	19,914	13,295	1,682	3,148	5,465	3,663	1,911	789
3.2 Construction of civil works	9,687	2,322	1,023	827	615	576	373	954
3.3 Other purposes	154,602	32,157	21,329	16,425	8,850	7,242	10,207	10,763
3.3.1 Large companies	96,239	11,959	15,663	6,207	4,569	4,248	5,627	6,971
3.3.2 SMEs (**) and individual entrepreneurs	58,363	20,198	5,665	10,218	4,281	2,993	4,579	3,792
4 Rest of households and NPISHs (***)	181,385	132,358	5,397	24,737	34,007	46,885	23,891	8,235
4.1 Housing	127,260	124,133	513	20,214	31,816	44,506	21,300	6,810
4.2 Consumption	42,211	3,627	3,738	2,311	1,156	1,398	2,118	381
4.3 Other purposes	11,914	4,599	1,146	2,212	1,035	982	472	1,043
SUBTOTAL	418,462	185,278	39,396	46,490	50,102	59,756	43,498	24,830

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,233	-	-	-	-	-	-	-
6 TOTAL	414,230	185,278	39,396	46,490	50,102	59,756	43,498	24,830
MEMORANDUM:

Forbereance operations (****)	26,080	10,931	7,457	2,728	1,797	2,575	4,665	6,623

Valuation adjustments due to impairment of assets not attributable to specific operations	63

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.
(****)	Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

	Millions of Euros
December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	38,765	2,279	4,082	389	348	448	2,005	3,171
2 Other financial institutions	16,516	649	9,951	623	371	155	8,801	650
3 Non-financial institutions and individual entrepreneurs	133,577	33,185	16,878	13,780	9,955	11,390	6,826	8,112
3.1 Construction and property development	11,896	10,697	784	2,143	2,229	2,873	1,959	2,277
3.2 Construction of civil works	6,252	1,182	609	368	327	416	368	312
3.3 Other purposes	115,429	21,306	15,485	11,269	7,399	8,101	4,499	5,523
3.3.1 Large companies	75,808	8,060	11,470	4,874	3,861	5,509	2,899	2,387
3.3.2 SMEs (**) and individual entrepreneurs	39,621	13,246	4,015	6,395	3,538	2,592	1,600	3,136
4 Rest of households and NPISHs (***)	152,533	111,298	7,950	22,050	28,301	40,428	16,448	12,021
4.1 Housing	107,549	105,542	437	18,586	25,956	37,079	14,127	10,231
4.2 Consumption	28,642	2,707	5,832	2,106	1,517	2,322	1,698	896
4.3 Other purposes	16,342	3,049	1,681	1,358	828	1,027	623	894
SUBTOTAL	341,391	147,411	38,861	36,842	38,975	52,421	34,080	23,954

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,606	-	-	-	-	-	-	-
6 TOTAL	338,785	147,411	38,861	36,842	38,975	52,421	34,080	23,954
MEMORANDUM:
Forbereance operations	24,218	17,088	1,444	2,807	2,298	3,102	3,250	7,075
(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.
(****)	Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

The information for the main geographic areas is as follows:

	Millions of Euros
BBVA, S.A. December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	21,763	440	544	32	108	101	636	106
2 Other financial institutions	11,888	311	6,650	21	63	87	6,767	24
3 Non-financial institutions and individual entrepreneurs	70,225	15,431	2,085	4,949	4,595	3,807	2,009	2,155
3.1 Construction and property development	4,443	4,064	10	1,026	1,050	992	612	394
3.2 Construction of civil works	5,847	1,309	69	324	436	246	182	191
3.3 Other purposes	59,934	10,057	2,006	3,599	3,109	2,569	1,216	1,570
3.3.1 Large companies	38,868	2,292	998	722	734	725	333	777
3.3.2 SMEs (**) and individual entrepreneurs	21,066	7,765	1,007	2,877	2,375	1,844	883	793
4 Rest of households and NPISHs (***)	96,771	86,075	373	14,688	19,050	21,137	16,016	15,556
4.1 Housing	86,423	84,619	81	14,246	18,610	20,771	15,709	15,363
4.2 Consumption	7,240	377	118	151	108	102	79	56
4.3 Other purposes	3,108	1,079	174	292	331	265	228	138
SUBTOTAL	200,646	102,256	9,652	19,691	23,816	25,132	25,428	17,841

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	200,646	102,256	9,652	19,691	23,816	25,132	25,428	17,841
MEMORANDUM:

Forbereance operations (****)	14,756	8,800	7,292	3,322	1,574	1,734	1,458	3,629

	Millions of Euros
Bancomer December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	7,260	173	2,983	56	29	385	26	2,659
2 Other financial institutions	816	7	337	315	12	5	12	0
3 Non-financial institutions and individual entrepreneurs	18,089	4,520	3,107	5,012	957	484	347	826
3.1 Construction and property development	786	677	33	547	52	56	23	31
3.2 Construction of civil works	148	27	35	51	7	3	0	0
3.3 Other purposes	17,154	3,816	3,040	4,414	898	425	324	795
3.3.1 Large companies	11,611	2,761	1,434	2,506	537	311	211	630
3.3.2 SMEs (**) and individual entrepreneurs	5,542	1,055	1,606	1,908	360	114	113	166
4 Rest of households and NPISHs (***)	19,559	8,980	-	1,219	1,684	3,014	2,388	675
4.1 Housing	8,980	8,980	-	1,219	1,684	3,014	2,388	675
4.2 Consumption	10,579	-	-	-	-	-	-	-
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	45,724	13,680	6,427	6,603	2,682	3,888	2,773	4,160

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	45,724	13,680	6,427	6,603	2,682	3,888	2,773	4,160
MEMORANDUM:

Forbereance operations (****)	1,477	621	682	167	72	225	128	563

	Millions of Euros
Compass Bank December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	693	624	28	78	89	161	222	103
2 Other financial institutions	1,464	431	752	214	229	216	58	467
3 Non-financial institutions and individual entrepreneurs	29,521	12,711	12,439	5,059	6,778	6,009	2,218	5,087
3.1 Construction and property development	8,441	6,021	1,356	1,254	2,967	2,638	146	372
3.2 Construction of civil works	300	212	65	65	53	90	42	27
3.3 Other purposes	20,779	6,478	11,018	3,740	3,757	3,281	2,030	4,688
3.3.1 Large companies	18,663	5,105	10,749	3,530	3,557	3,038	1,960	3,768
3.3.2 SMEs (**) and individual entrepreneurs	2,117	1,373	270	210	200	243	70	920
4 Rest of households and NPISHs (***)	20,005	15,132	3,955	2,584	2,932	7,456	5,018	1,098
4.1 Housing	12,857	12,490	368	512	1,843	6,366	4,029	107
4.2 Consumption	6,554	2,614	3,041	2,066	1,077	1,067	977	466
4.3 Other purposes	594	29	547	6	11	23	11	524
SUBTOTAL	51,683	28,899	17,174	7,935	10,028	13,841	7,515	6,754

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	51,683	28,899	17,174	7,935	10,028	13,841	7,515	6,754
MEMORANDUM:

Forbereance operations (****)	405	196	252	49	112	129	72	39

	Millions of Euros
Garanti Bank December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	210	-	-	-	-	-	-	-
2 Other financial institutions	1,133	17	1	-	-	-	2	16
3 Non-financial institutions and individual entrepreneurs	31,889	8,562	665	-	-	122	7,246	1,860
3.1 Construction and property development	3,288	1,380	173	-	-	21	1,172	360
3.2 Construction of civil works	1,125	-	-	-	-	-	-	-
3.3 Other purposes	27,476	7,182	492	-	-	100	6,074	1,500
3.3.1 Large companies	18,664	3,719	263	-	-	40	3,324	619
3.3.2 SMEs (**) and individual entrepreneurs	8,812	3,463	229	-	-	61	2,750	881
4 Rest of households and NPISHs (***)	15,734	5,540	68	2	-	11	5,593	2
4.1 Housing	5,799	5,295	1	2	-	9	5,283	-
4.2 Consumption	9,231	144	67	-	-	1	208	1
4.3 Other purposes	704	101	1	-	-	-	102	1
SUBTOTAL	48,967	14,119	734	2	-	133	12,840	1,878

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	48,967	14,119	734	2	-	133	12,840	1,878
MEMORANDUM:					-

Forbereance operations (****)	1,405	576	2	2	-	-	291	122

	Millions of Euros
Other entities December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	4,894	3,485	145	214	489	619	1,856	452
2 Other financial institutions	1,881	33	429	100	160	11	7	184
3 Non-financial institutions and individual entrepreneurs	34,148	5,881	4,367	1,979	792	1,246	2,626	3,605
3.1 Construction and property development	2,324	746	164	247	104	136	264	160
3.2 Construction of civil works	1,463	372	309	69	49	131	156	276
3.3 Other purposes	30,361	4,764	3,893	1,663	638	980	2,206	3,169
3.3.1 Large companies	19,744	2,163	2,905	553	320	663	1,332	2,200
3.3.2 SMEs (**) and individual entrepreneurs	10,617	2,601	988	1,111	318	317	874	969
4 Rest of households and NPISHs (***)	26,712	13,863	861	3,412	1,099	2,816	5,240	2,157
4.1 Housing	13,547	13,044	28	2,823	983	2,553	4,738	1,976
4.2 Consumption	10,900	46	507	318	93	60	58	25
4.3 Other purposes	2,265	773	326	271	23	204	444	157
SUBTOTAL	67,635	23,261	5,802	5,705	2,539	4,693	9,728	6,398

5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	67,635	23,261	5,802	5,705	2,539	4,693	9,728	6,398
MEMORANDUM:	-	-	-	-	-	-	-	-

Forbereance operations (****)	1,447	2,161	1,724	162	86	228	141	226

c) Information on the concentration of risk by activity and geographical areas.

			Millions of Euros

December 2016	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	84,381	12,198	40,552	17,498	14,133
General governments	134,261	61,495	14,865	47,072	10,829
Central Administration	92,155	39,080	14,550	27,758	10,768
Other	42,105	22,415	315	19,314	61
Other financial institutions	47,029	16,942	14,881	12,631	2,576
Non-financial institutions and individual entrepreneurs	249,322	69,833	26,335	98,797	54,357
Construction and property development	23,141	5,572	371	11,988	5,209
Construction of civil works	14,185	6,180	2,493	3,803	1,709
Other purposes	211,996	58,080	23,471	83,005	47,439
Large companies	158,356	35,514	22,074	64,940	35,828
SMEs and individual entrepreneurs	53,640	22,566	1,397	18,065	11,611
Other households and NPISHs	179,051	96,345	3,796	62,836	16,073
Housing	127,607	85,763	3,025	32,775	6,044
Consumer	44,504	7,230	642	27,398	9,234
Other purposes	6,939	3,352	129	2,663	795
SUBTOTAL	694,044	256,813	100,428	238,834	97,968
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-
TOTAL	694,044	256,813	100,428	238,834	97,968

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Other equity securities, Derivatives, Trading Derivatives, Derivatives – Hedge accounting derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

		Millions of Euros

December 2015	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	81,106	13,014	37,738	20,675	9,679
General governments	151,919	74,931	14,393	50,242	12,354
Central Administration	107,118	48,617	13,786	32,401	12,314
Other	44,801	26,314	607	17,840	40
Other financial institutions	46,744	16,768	13,623	13,324	3,029
Non-financial institutions and individual entrepreneurs	248,207	72,710	26,561	94,632	54,305
Construction and property development	23,484	5,862	278	11,946	5,397
Construction of civil works	15,540	8,687	2,149	3,497	1,207
Other purposes	209,183	58,161	24,134	79,188	47,701
Large companies	144,990	34,358	22,399	52,704	35,529
SMEs and individual entrepreneurs	64,193	23,803	1,734	26,484	12,172
Other households and NPISHs	182,335	100,510	3,832	61,084	16,910
Housing	127,261	88,185	3,103	29,794	6,179
Consumer	42,221	6,728	649	24,799	10,044
Other purposes	12,853	5,597	80	6,490	686
SUBTOTAL	710,311	277,932	96,146	239,956	96,276

Less: Valuation adjustments due to impairment of assets not attributable to specific operations	(4,313)
TOTAL	705,998

(*)

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Derivatives, Derivatives, Derivatives – Hedge accounting, Investments in subsidiaries, joint ventures and associates and guarantees given. The amounts included in this table are net of impairment losses.

		Millions of Euros

December 2014	TOTAL(*)	Spain	Rest of European Union	America	Other
Credit institutions	79,081	13,764	41,614	16,454	7,249
General governments	139,222	71,274	13,540	53,718	690
Central Administration	94,079	43,114	13,036	37,391	538
Other	45,143	28,160	504	16,327	152
Other financial institutions	41,477	14,639	11,811	14,772	255
Non-financial institutions and individual entrepreneurs	182,632	70,830	23,399	82,737	5,666
Construction and property development	16,468	6,946	69	9,447	6
Construction of civil works	9,436	4,025	1,615	3,723	73
Other purposes	156,728	59,859	21,715	69,567	5,587
Large companies	106,448	41,167	19,189	41,337	4,755
SMEs and individual entrepreneurs	50,280	18,692	2,526	28,230	832
Other households and NPISHs	154,287	83,501	3,438	67,109	239
Housing	109,046	74,799	2,766	31,278	203
Consumer	28,642	5,699	562	22,378	3
Other purposes	16,599	3,003	110	13,453	33
SUBTOTAL	596,699	254,008	93,802	234,790	14,099

Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,629	-	-	-	-
TOTAL	594,070	254,008	93,802	234,790	14,099

(*)

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Derivatives, Derivatives, Derivatives – Hedge accounting, Investments in subsidiaries, joint ventures and associates and guarantees given. The amounts included in this table are net of impairment losses.

APPENDIX X Additional information on Risk Concentration

a) Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2016 and 2015 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, impairment losses or loan-loss provisions:

	Millions of Euros
	Sovereign Risk (*)
Risk Exposure by Countries	December 2016	December 2015
Spain	60,434	74,020
Turkey	10,478	12,037
Italy	12,206	10,694
France	518	1,029
Portugal	586	704
Germany	521	560
United Kingdom	17	4
Ireland	-	1
Greece	-	-
Rest of Europe	940	1,278
Subtotal Europe	85,699	100,327
Mexico	26,942	22,192
The United States	16,039	11,378
Venezuela	179	152
Rest of countries	3,814	3,711
Total Rest of Countries	46,974	37,433
Total Exposure to Financial Instruments	132,674	137,760

(*) In addition, as of December 31, 2016 and 2015, undrawn lines of credit, granted mainly to the Spanish General Governments and amounted to €2,864 million and, €2,584 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2016 and 2015 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

					Millions of Euros
	Debt securities				Loans and receivables	Derivatives						Total	%
						Direct exposure			Indirect exposure
Exposure to Sovereign Risk by European Union Countries December 2016	Financial Assets Held- for-Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held -to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	-	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Italy	1,973	-	4,806	2,719	60	-	-	-	(1,321)	1,271	(866)	8,641	15%
France	250	-	-	-	28	-	-	-	(13)	46	(63)	248	0%
Germany	82	-	-	-	-	-	-	-	(5)	203	(249)	30	0%
Portugal	54	-	1	-	285	1,150	0	(215)	10	1	(6)	1,280	2%
United Kingdom	-	-	-	-	16	-	-	-	(9)	1	(0)	8	0%
Greece	-	-	-	-	-	-	-	-	-	-	-	-	0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	-	0%
Ireland	-	-	-	-	0	-	-	-	-	-	-	0	0%
Rest of European Union	195	-	469	-	36	-	-	-	30	13	(6)	736	1%
Total Exposure to Sovereign Counterparties (European Union)	3,482	-	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,443 million as of December 31, 2016) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

					Millions of Euros
	Debt securities				Loans and receivables	Derivatives(2)						Total	%
						Direct exposure			Indirect exposure
Exposure to Sovereign Risk by European Union Countries(1) December 2015	Financial Assets Held- for-Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held -to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	-	31,621	-	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	85.7%
Italy	1,205	-	7,385	-	80	-	-	-	258	12	(26)	8,656	11.8%
France	531	-	10	-	34	-	-	-	141	2	(31)	546	0.7%
Germany	162	-	-	-	-	-	-	-	166	-	(21)	141	0.2%
Portugal	179	-	1	-	428	1,161	2	(225)	90	1	(1)	384	0.5%
United Kingdom	-	-	-	-	-	-	-	-	13	2	(1)	2	0.0%
Greece	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Ireland	1	-	-	-	-	-	-	-	-	-	-	1	0.0%
Rest of European Union	319	-	429	-	38	-	-	-	33	15	(8)	794	1.1%
Total Exposure to Sovereign Counterparties (European Union)	7,689	-	39,446	-	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€6,300 million as of December 31, 2015) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

As of December 31, 2016 and 2015 the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

					Millions of Euros
	Debt securities				Loans and receivables	Derivatives						Total	%
						Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union December 2016	Financial Assets Held- for-Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held -to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	-	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Up to 1 Year	913	-	889	1,989	9,087	-	-	-	(736)	993	(1,564)	11,571	20%
1 to 5 Years	1,272	-	3,116	3,319	7,059	1,209	32	(1)	(3)	0	(0)	16,004	27%
Over 5 Years	(1,259)	-	9,380	2,755	4,595	577	56	(27)	(6)	-	(4)	16,068	27%
Rest of European Union	2,554	-	5,275	2,719	424	1,150	0	(215)	(1,309)	1,534	(1,191)	10,943	19%
Up to 1 Year	(395)	-	38	-	2	-	-	-	(1,721)	1,507	(1,054)	(1,623)	-3%
1 to 5 Years	1,535	-	2,050	1,958	247	381	0	(12)	194	19	(50)	6,322	11%
Over 5 Years	1,414	-	3,186	761	175	770	-	(203)	218	8	(86)	6,243	11%
Total Exposure to European Union Sovereign Counterparties	3,482	-	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100.0%

					Millions of Euros
	Debt securities				Loans and receivables	Derivatives						Total	%
						Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union December 2015	Financial Assets Held- for-Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held -to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	-	31,621	-	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	86%
Up to 1 Year	4,552	-	5,665	-	10,267	242	2	(19)	(1,721)	79	(77)	20,469	27.8%
1 to 5 Years	662	-	11,890	-	10,693	932	25	(1)	(48)	-	(1)	23,269	31.6%
Over 5 Years	79	-	14,067	-	5,151	698	98	(17)	(17)	3	(7)	19,373	26.3%
Rest of European Union	2,396	-	7,825	-	580	1,161	2	(225)	702	32	(88)	10,522	14.3%
Up to 1 Year	1,943	-	40	-	24	319	2	(4)	292	5	(6)	2,005	2.7%
1 to 5 Years	237	-	4,150	-	245	-	-	-	161	23	(29)	4,626	6.3%
Over 5 Years	216	-	3,635	-	311	842	-	(221)	248	4	(53)	3,891	5.3%
Total Exposure to European Union Sovereign Counterparties	7,689	-	39,446	-	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100.0%

b) Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2016 and 2015, exposure to the construction sector and real-estate activities in Spain stood at €15,285 and €18,744 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €7,930 and €9,681 million, respectively, representing 4.5% and 6.0% of loans and advances to customers of the balance of business in Spain (excluding the general governments) and 1.1% and 1.3% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of December 31, 2016 and 2015 is shown below:

	Millions of Euros
December 2016 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction ans real estate development (including land) (Business in Spain)	7,930	3,449	(2,944)
Of which: Impaired assets	5,095	2,680	(2,888)
Memorandum item:
Write-offs	2,061
Memorandum item:
Total loans and advances to customers, excluding the General Goverments (Business in Spain)	159,492
Total consolidated assets (total business)	731,856
Impairment and provisions for normal exposures	(5,830)

	Millions of Euros
December 2015 Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction ans real estate development (including land) (Business in Spain)	9,681	4,132	(3,801)
Of which: Impaired assets	6,231	3,087	(3,600)
Memorandum item:
Write-offs	1,741
Memorandum item:
Total loans and advances to customers, excluding the General Goverments (Business in Spain)	161,416
Total consolidated assets (total business)	750,078
Impairment and provisions for normal exposures	(4,549)

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	December 2016	December 2015
Without secured loan	801	1,157
With secured loan	7,129	8,524
Terminated buildings	3,875	4,941
Homes	2,954	4,112
Other	921	829
Buildings under construction	760	688
Homes	633	660
Other	127	28
Land	2,494	2,895
Urbanized land	1,196	1,541
Rest of land	1,298	1,354
Total	7,930	9,681

As of December 31, 2016 and 2015, 48.9% and 51.0% of loans to developers were guaranteed with buildings (76.2% and 83.2%, are homes), and only 31.5% and 29.9% by land, of which 48.0% and 53.2% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, 2016 and 2015:

	Millions of Euros
Financial guarantees given	2016	2015

Houses purchase loans	62	57
Without mortgage	18	23

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2016 and 2015 is as follows:

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase December 2016	Gross amount	Of which: impaired loans
Houses purchase loans	87,874	4,938
Without mortgage	1,935	93
With mortgage	85,939	4,845

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase December 2015	Gross amount	Of which: impaired loans
Houses purchase loans	91,150	4,869
With mortgage	1,480	24
Without mortgage	89,670	4,845

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2016 LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	13,780	18,223	20,705	15,967	17,264	85,939
of which: Impaired loans	306	447	747	962	2,383	4,845

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2015 LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	18,294	27,032	30,952	7,489	5,903	89,670
of which: Impaired loans	202	392	771	991	2,489	4,845

Outstanding home mortgage loans as of December 31, 2016 and 2015 had an average LTV of 47% and 46% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	December 2016
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	8,017	5,290	2,790	2,727

Terminated buildings	2,602	1,346	688	1,256
Homes	1,586	801	408	785
Other	1,016	545	280	471
Buildings under construction	665	429	203	236
Homes	642	414	195	228
Other	23	15	8	8
Land	4,750	3,515	1,899	1,235
Urbanized land	3,240	2,382	1,364	858
Rest of land	1,510	1,133	535	377
Real estate assets from mortgage financing for households for the purchase of a home	4,332	2,588	1,069	1,744
Rest of foreclosed real estate assets	1,856	1,006	225	850
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,240	549	451	691
Total	15,445	9,433	4,535	6,012

	Millions of Euros
	December 2015
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	8,938	5,364	2,838	3,574

Finished buildings	2,981	1,498	737	1,483
Homes	1,606	767	388	839
Other	1,375	731	349	644
Buildings under construction	745	422	204	323
Homes	714	400	191	314
Other	31	22	13	9
Land	5,212	3,444	1,897	1,768
Urbanized land	3,632	2,404	1,366	1,228
Rest of land	1,580	1,040	531	540
Real estate assets from mortgage financing for households for the purchase of a home	4,937	2,687	1,143	2,250
Rest of foreclosed real estate assets	1,368	678	148	690
Equity instruments, investments and financing to non-consolidated companies holding said assets	895	532	433	363
Total	16,138	9,261	4,562	6,877

As of December 31, 2016 and 2015, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,017 and €8,938 million, respectively, with an average coverage ratio of 66.0% and 60.0%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2016 and 2015, amounted to €4,332 and €4,937 million, respectively, with an average coverage ratio of 59.7% and 54.4%, respectively.

As of December 31, 2016 and 2015, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €14,205 and €15,243 million, respectively. The coverage ratio was 62.5% and 57.3%, respectively.

c) Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account impairment losses or loan-loss provisions:

				Millions of Euros
Risks by Geographical Areas December 2016	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,143	26,176	2,719	4,045	175	1,359	1,339	42,955
Equity instruments (*)	4,641	2,303	2,383	831	57	316	706	11,236
Debt securities	49,355	20,325	22,380	18,043	11,695	7,262	1,923	130,983
Central banks	-	-	-	-	-	2,237	16	2,253
General governments	40,172	14,282	19,771	11,446	10,258	2,257	240	98,426
Credit institutions	1,781	2,465	257	112	1,331	1,459	869	8,275
Other financial corporations	6,959	1,181	352	4,142	15	347	379	13,376
Non-financial corporations	443	2,397	2,000	2,343	90	961	418	8,653
Loans and advances	187,717	45,075	52,230	61,739	61,090	58,020	5,067	470,938
Central banks	-	158	21	-	5,722	2,994	-	8,894
General governments	20,741	424	7,262	4,593	217	1,380	256	34,873
Credit institutions	5,225	19,154	1,967	1,351	1,194	1,515	1,011	31,416
Other financial corporations	5,339	6,213	1,171	1,648	1,620	886	214	17,091
Non-financial corporations	54,112	14,818	19,256	34,330	34,471	26,024	3,371	186,384
Households	102,299	4,308	22,552	19,818	17,866	25,221	216	192,281
Total Risk in Financial Assets	248,856	93,880	79,712	84,657	73,016	66,956	9,036	656,112
Loan commitments given	31,477	19,219	13,060	34,449	2,912	5,161	976	107,254
Financial guarantees given	1,853	3,504	121	819	9,184	2,072	714	18,267
Other Commitments given	16,610	14,154	1,364	2,911	2,002	3,779	1,771	42,592
Off-balance sheet exposures	49,940	36,878	14,545	38,179	14,098	11,012	3,461	168,113

Total Risks in Financial Instruments	298,796	130,757	94,257	122,836	87,114	77,968	12,497	824,225

(*)	Equity instruments are shown net of valuation adjustment.

				Millions of Euros
Risks by Geographical Areas December 2015	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,627	25,099	1,707	2,989	139	2,116	1,225	40,902
Equity instruments (*)	5,061	2,103	2,328	1,077	65	317	987	11,937
Debt securities	62,668	21,589	25,464	19,132	13,388	7,317	2,302	151,859
Central banks	-	-	-	-	-	2,504	16	2,519
General governments	50,877	13,571	22,199	11,373	11,760	2,330	321	112,432
Credit institutions	3,123	2,706	419	92	1,450	1,183	999	9,971
Other financial corporations	8,352	1,818	536	4,606	26	311	425	16,074
Non-financial corporations	317	3,494	2,309	3,061	152	990	541	10,864
Loans and advances	204,090	40,547	61,112	68,235	63,447	59,001	5,842	502,271
Central banks	7,657	1,955	4,013	5,816	7,281	9,463	91	36,275
General governments	23,549	580	8,241	4,443	271	1,318	209	38,611
Credit institutions	4,206	15,265	5,257	3,742	1,914	1,676	1,017	33,076
Other financial corporations	3,946	4,215	1,824	1,483	1,820	811	270	14,368
Non-financial corporations	59,576	14,132	17,525	32,605	33,647	24,060	4,043	185,588
Households	105,157	4,400	24,252	20,147	18,514	21,673	212	194,353
Total Risk in Financial Assets	279,445	89,338	90,611	91,432	77,038	68,751	10,355	706,969
Loan commitments given	30,006	16,878	22,702	33,183	13,108	6,618	1,124	123,620
Financial guarantees given	1,524	4,736	161	949	9,126	2,087	593	19,176
Other Commitments given	16,866	14,646	327	3,409	2,527	3,822	1,216	42,813
Off-balance sheet exposures	48,396	36,260	23,191	37,541	24,762	12,527	2,933	185,609

Total Risks in Financial Instruments	327,841	125,597	113,801	128,973	101,800	81,278	13,288	892,578

(*)	Equity instruments are shown net of valuation adjustment.

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of Loans and receivables, impaired by geographical area as of December 31, 2016, 2015 and 2014 is as follows:

	Millions of Euros
Impaired Financial Assets by geographic area	December 2016	December 2015	December 2014
Spain	16,812	19,921	19,127
Rest of Europe	704	790	554
Mexico	1,152	1,277	1,378
South America	1,589	1,162	1,208
The United States	975	579	459
Turkey	1,693	1,628	-
Rest of the world	-	-	-
IMPAIRED RISKS	22,925	25,358	22,726

d) Other risk information

The breakdown of impaired loans by sector as of December 31, 2014 is shown below:

	Millions of Euros
December 2014 Impaired risks in the balance Breakdowns by sector (*)	Portfolio impaired	Impairment for portfolio impaired
Domestic impaired loans
Government	172	(20)
Credit institutions	0	(0)
Other sectors	18,388	(8,814)
Agriculture	136	(67)
Industry	1,500	(789)
Real estate and construction	8,941	(5,051)
Trade and finance	1,370	(661)
Loans to individuals	4,981	(1,549)
Other	1,459	(697)
Subtotal domestic impaired loans	18,560	(8,834)
Foreign impaired loans
Government	8	(1)
Credit institutions	27	(22)
Other sectors	4,131	(1,666)
Agriculture	114	(26)
Industry	310	(34)
Real estate and construction	304	(110)
Trade and finance	224	(79)
Loans to individuals	2,156	(991)
Other	1,023	(426)
Subtotal foreign impaired loans	4,166	(1,689)
Collective allowandces for incurred but not reported losses		(3,750)
Total	22,726	(14,273)

Below are the details of the impaired financial assets as of December 31, 2014, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
December 2014 Impaired Financial Assets by geographic area and time since oldest past-due Amount	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Spain	8,542	1,366	9,219	19,127
Rest of Europe	432	73	49	554
Mexico	727	218	433	1,378
South America	856	186	166	1,208
The United States	391	23	44	459
Rest of the world	-	-	-	-
Total	10,948	1,866	9,911	22,726

The table below provides details by counterpart and by product of past due risks as of December 31, 2014 but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
December 2014 Financial Assets Past Due but Not Impaired by counterpart	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances	3,286	794	657
Central banks	-	-	-
General Governments	33	1	53
Credit institutions and other financial corporations	6	-	17
Non-financial corporations	849	347	136
Households	2,398	446	451
Debt securities	-	-	-
Total	3,286	794	657

	Millions of Euros
December 2014 Financial Assets Past Due but Not Impaired by product	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
On demand	77	2	1
Credit card	128	36	12
Trade recivables	271	11	28
Finance leases	167	33	21
Other term loans	2,603	697	592
Advances and other	40	14	2
Total	3,286	794	657
Of which: by type of collateral
Mortgage loans	1,005	539	53
Other collateralized loans	209	9	-

Below are the details of the impaired financial assets as of December 31, 2014 classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
December 2014 Impaired Financial Assets by sector and time since oldest Past Due Amount	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Loans and receivables	11,014	1,872	9,844	22,730
Credit institutions	23	-	-	23
Loans and advances	10,987	1,872	9,844	22,703
General governments	73	13	95	180
Other financial corporations	29	2	2	33
Non-financial corporations	6,675	1,224	7,529	15,428
Individuals	4,210	633	2,218	7,061
Debt securities	4	-	-	4
Credit institutions	4	-	-	4
Other financial corporations	-	-	-	-
Available for sale	-	-	91	91
Debt instruments	-	-	91	91
Credit institutions	-	-	17	17
Other financial corporations	-	-	75	75
TOTAL	11,014	1,872	9,935	22,821

The breakdown of impaired loans and advances for default or reasons other than delinquency as of December 31, 2014:

Millions of Euros
Carrying amount of the impaired assets by product	December 2014
Loans and advances	22,726
On demand and short notice	664
Credit card debt	420
Trade recievables	852
Finance leases	310
Reverse repurchase loans	16
Other term loans	20,358
Advances that are not loans	105
Of which: by type of collateral
Mortgage loans	14,609
Other collateralized loans	494

The detail of impaired financial assets and their collective allowance as of December 31, 2014, breaking down by individual or collective analysis:

	Millions of Euros
December 2014	Carrying amount of the impaired Available for sale assets and Loans and receivables	Specific allowances for financial assets, individually estimated	Specific allowances for financial assets, collectively estimated	Collectivelly allowances for incurred but not reported	Total
Available for sale financial asset	91	(13)	(17)	(44)	(74)
Central banks	-	-	-	-	-
General governments	-	-	-	-	-
Credit institutions	91	(13)	(17)	(15)	(44)
Non-financial corporations	-	-	-	(30)	(30)
Loans and receivables	22,730	(2,488)	(8,002)	(3,783)	(14,273)
Central banks	-	-	-	-	-
General governments	180	(9)	(16)	(24)	(49)
Credit institutions	54	(13)	(29)	(94)	(136)
Non-financial corporations	14,771	(2,154)	(5,556)	(1,937)	(9,647)
Households	7,725	(312)	(2,401)	(1,728)	(4,441)
TOTAL	22,821	(2,500)	(8,019)	(3,828)	(14,347)

Below are the changes in the years ended December 31, 2014 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

	Millions of Euros
December 2014	Debt Securities	Loans and advances	Total
Balance at the beginning	60	14,990	15,050
Increase in impairment losses charged to income	27	11,568	11,595
Decrease in impairment losses credited to income	(9)	(6,821)	(6,830)
Impairment losses (net)(*)	19	4,747	4,766
Entities acquired during the year	-	-	-
Transfers to written-off loans	-	(4,464)	(4,464)
Exchange differences and other	(4)	(1,000)	(1,004)
Balance at the end	75	14,273	14,348

APPENDIX XI    Information in accordance with Article 89 of Directive 2013/36/EU of the European Parliament and its application to Spanish Law through Law 10/2014

In accordance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (CRD), and its application to Spanish Law through Law 10/2014 of Structuring, Supervision and Solvency of Financial Institutions of June 26, the information required under article 87.1 of said law for the year ended December 31, 2016 is provided below.

December 31, 2016			Millions of Euros
Country	CIT payments cash basis	CIT expense consol	PBT consol	Turnover	Nº Employees (*)	Activity	Main Entity
Mexico	792	707	2,672	6,682	37,378	Finance, banking and insurance services	BBVA Bancomer SA
Spain	74	(108)	(608)	6,457	31,451	Finance, banking and insurance services and real estate	BBVA SA
Turkey	320	375	1,758	3,919	22,006	Finance, banking and insurance services	Turkiye Garanti Bankasi
United States (**)	170	161	625	2,707	10,544	Finance and banking services	Compass Bank, Inc.
Colombia	131	130	360	874	7,228	Finance, banking and insurance services	BBVA Colombia SA
Argentina	88	134	396	1,086	6,439	Finance, banking and insurance services	BBVA Banco Frances SA
Peru	176	128	485	1,084	6,010	Finance and banking services	BBVA Banco Continental SA
Venezuela	5	38	31	52	4,877	Finance, banking and insurance services	BBVA Banco Provincial SA
Chile	15	38	218	697	4,522	Finance, banking and insurance services	BBVA Chile SA
Romania	-	(1)	9	120	1,290	Finance and banking services	Garanti Bank SA
Uruguay	23	16	31	142	618	Finance and banking services	BBVA Uruguay SA
Portugal	5	21	74	98	490	Financial services	BBVA Portugal SA
Paraguay	1	3	28	81	463	Financial services	BBVA Paraguay SA
Bolivia	2	2	7	25	366	Financial services	BBVA Previsión AFP SA
Netherlands	6	10	38	104	248	Finance and banking services	Garantibank International NV
United Kingdom	-	(16)	20	84	150	Financial services	BBVA - London branch
Switzerland	6	3	11	46	125	Financial services	BBVA -Switzerland SA
Hong Kong	-	-	1	61	89	Financial services	BBVA - Hong-Kong branch
France	14	13	36	65	78	Financial services	BBVA -Paris branch
Italy	37	14	41	57	61	Financial services	BBVA -Rome branch
Germany	22	20	44	55	45	Financial services	BBVA -Frankfurt branch
Belgium	-	-	4	7	32	Financial services	BBVA - Brussels branch
Luxembourg (***)	7	2	5	10	20	Financial services	Garanti - Luxembourg branch
Ireland	2	2	15	11	4	Finance, banking and insurance services	BBVA Ireland PCL
Russia (****)	-	-	2	6	-	Financial services	Moscow branch
China	4	-	(1)	-	23	Financial services	BBVA - Shanghai branch
Brazil	-	1	2	5	8	Financial services	BBVA Brasil Banco de Investimento, S.A.
Curaçao	-	-	2	4	11	Financial services	Banco Provincial Overseas NV
Singapore	1	1	4	7	10	Financial services	BBVA -Singapore branch
Japan	-	-	(6)	(3)	10	Financial services	BBVA -Tokio branch
South Korea	-	-	(7)	3	17	Financial services	BBVA -Seoul branch
Taiwan	-	1	5	9	7	Financial services	BBVA -Taipei branch
Finland	-	-	(2)	-	39	Banking services	Holvi Payment Service OY
Cyprus (***)	1	2	9	14	105	Financial services	BBVA -Nicosia branch
Malta (***)	4	2	83	84	12	Financial services	BBVA -Valleta branch
Total	1,906	1,699	6,392	24,653	134,776

(*)	Number of full-time employees. 16 employees of Representative Office are not included.

(**)	Including the figures from the Cayman Islands branch.

(***)	Figures from these branches are also taxed in Turkey.

(****)	Garanti Bank Moscow was sold on December 2016.

As of December 31, 2016, the return of the Group’s assets calculated by dividing the “Profit” between “Total Assets” is 0.64%.

In 2016 (*), BBVA group has not received public aid for the financial sector which has the aim of promoting the carrying out of banking activities and which is significant. This statement is made for the purposes of article 89 of Directive 2013/36/UE of the European Parliament and of the Council of June 26 (on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) and its transposition to Spanish legislation by means of Law 10/2014 on Monitoring, Supervision and Solvency of Credit Institutions of June 26.

(*) BBVA disclosed by means of public relevant events: (i) on 07/27/2012 the closing of the acquisition of UNNIM Banc, S.A. and (ii) on 04/24/2015 the closing of the acquisition of Catalunya Banc, S.A.

APPENDIX XII – Reconciliation of Financial Statements

Current format			Previous format

	Millions of Euros			Millions of Euros
ASSETS	December 2015	December 2014	ASSETS	December 2015	December 2014

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (1)	29,282	27,719	CASH AND BALANCES WITH CENTRAL BANKS	43,467	31,430
FINANCIAL ASSETS HELD FOR TRADING	78,326	83,258	FINANCIAL ASSETS HELD FOR TRADING	78,326	83,258
Derivatives	40,902	44,229	Loans and advances to credit institutions	-	-
Equity instruments	4,534	5,017	Loans and advances to customers	65	128
Debt securities	32,825	33,883	Debt securities	32,825	33,883
Loans and advances to central banks	-	-	Equity instruments	4,534	5,017
Loans and advances to credit institutions	-	-	Trading derivatives	40,902	44,229
Loans and advances to customers	65	128

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,311	2,761	OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,311	2,761
Equity instruments	2,075	2,024	Loans and advances to credit institutions	62	-
Debt securities	173	737	Loans and advances to customers	-	-
Loans and advances to central banks	-	-	Debt securities	173	737
Loans and advances to credit institutions	62	-	Equity instruments	2,075	2,024
Loans and advances to customers	-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	113,426	94,875	AVAILABLE-FOR-SALE FINANCIAL ASSETS	113,426	94,875
Equity instruments	5,116	7,267	Debt securities	108,310	87,608
Debt securities	108,310	87,608	Equity instruments	5,116	7,267
LOANS AND RECEIVABLES (2)	471,828	376,086	LOANS AND RECEIVABLES	457,644	372,375
Debt securities	10,516	6,659	Loans and advances to credit institutions	32,962	27,059
Loans and advances to central banks	17,830	5,429	Loans and advances to customers	414,165	338,657
Loans and advances to credit institutions	29,317	25,342	Debt securities	10,516	6,659
Loans and advances to customers	414,165	338,657
HELD-TO-MATURITY INVESTMENTS	-	-	HELD-TO-MATURITY INVESTMENTS	-	-
HEDGING DERIVATIVES	3,538	2,551	FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	45	121
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	45	121	HEDGING DERIVATIVES	3,538	2,551
INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES	879	4,509	NON-CURRENT ASSETS HELD FOR SALE	3,369	3,793
Joint ventures	243	4,092	INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	879	4,509
Associates	636	417	Associates	636	417
REINSURANCE ASSETS	511	559	Joint ventures	243	4,092
TANGIBLE ASSETS	9,944	7,820	INSURANCE CONTRACTS LINKED TO PENSIONS	-	-
Property, plants and equipment	8,477	6,428	REINSURANCE ASSETS	511	559
For own use	8,021	5,985	TANGIBLE ASSETS	9,944	7,820
Other assets leased out under an operating lease	456	443	Property, plants and equipment	8,477	6,428
Investment properties	1,467	1,392	For own use	8,021	5,985
INTANGIBLE ASSETS	10,052	7,371	Other assets leased out under an operating lease	456	443
Goodwill	6,915	5,697	Investment properties	1,467	1,392
Other intangible assets	3,137	1,673	INTANGIBLE ASSETS	10,052	7,371
TAX ASSETS	17,779	12,426	Goodwill	6,915	5,697
Current	1,901	2,035	Other intangible assets	3,137	1,673
Deferred	15,878	10,391	TAX ASSETS	17,779	12,426
OTHER ASSETS	8,566	8,094	Current	1,901	2,035
Insurance contracts linked to pensions	-	-	Deferred	15,878	10,391
Inventories	4,303	4,443	OTHER ASSETS	8,566	8,094
Rest	4,263	3,651	Inventories	4,303	4,443
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE (3)	3,369	3,793	Rest	4,263	3,651
TOTAL ASSETS	749,855	631,942	TOTAL ASSETS	749,855	631,942

(1) The main differences with regard to the heading “ Cash and deposits with central banks” are the inclusion of the balances deposited in Credit Institutions and the reclassification of Loans at central banks to the heading Loans and Receivables

(2) The main differences with regard to the heading “Loans and receivables” are the inclusion of loans at central banks and the reclassification of balances deposited in Credit institutions to the heading “Cash, cash balances at central banks and other demand deposits”

(3) Corresponding to the heading “Non-current assest held-for-sale” of the previous format

Current format			Previous format

	Millions of Euros			Millions of Euros
LIABILITIES	December 2015	December 2014	LIABILITIES	December 2015	December 2014

FINANCIAL LIABILITIES HELD FOR TRADING	55,203	56,798	FINANCIAL LIABILITIES HELD FOR TRADING	55,203	56,798

Trading derivatives	42,149	45,052	Deposits from central banks	-	-

Short positions	13,053	11,747	Deposits from credit institutions	-	-

Deposits from central banks	-	-	Customer deposits	-	-

Deposits from credit institutions	-	-	Debt certificates	-	-

Customer deposits	-	-	Trading derivatives	42,149	45,052

Debt certificates	-	-	Short positions	13,053	11,747

Other financial liabilities	-	-	Other financial liabilities	-	-

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,649	2,724	OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,649	2,724

Deposits from central banks	-	-	Deposits from central banks	-	-

Deposits from credit institutions	-	-	Deposits from credit institutions	-	-

Customer deposits	-	-	Customer deposits	-	-

Debt certificates	-	-	Debt certificates	-	-

Other financial liabilities	2,649	2,724	Subordinated liabilities	-	-

Of which: Subordinated liabilities (1)	-	-	Other financial liabilities	2,649	2,724

FINANCIAL LIABILITIES AT AMORTIZED COST	606,113	491,899	FINANCIAL LIABILITIES AT AMORTIZED COST	606,113	491,899

Deposits from central banks	40,087	28,193	Deposits from central banks	40,087	28,193

Deposits from credit institutions	68,543	65,168	Deposits from credit institutions	68,543	65,168

Customer deposits	403,362	319,334	Customer deposits	403,069	319,060

Debt certificates	81,980	71,917	Debt certificates	66,165	58,096

Other financial liabilities	12,141	7,288	Subordinated liabilities	16,109	14,095

Of which: Subordinated liabilities (1)	16,109	14,095	Other financial liabilities	12,141	7,288

HEDGING DERIVATIVES	2,726	2,331	FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	358	0

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	358	-

LIABILITIES UNDER INSURANCE CONTRACTS	9,407	10,460	HEDGING DERIVATIVES	2,726	2,331

PROVISIONS	8,852	7,444	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-	-

Provisions for pensions and similar obligations	6,299	5,970	LIABILITIES UNDER INSURANCE CONTRACTS	9,407	10,460

Other long term employee benefits	68	62	PROVISIONS	8,852	7,444

Provisions for taxes and other legal contingencies	616	262	Provisions for pensions and similar obligations (2)	6,299	5,970

Provisions for contingent risks and commitments	714	381	Provisions for taxes and other legal contingencies	616	262

Other provisions	1,155	769	Provisions for contingent risks and commitments	714	381

TAX LIABILITIES	4,656	4,157	Other provisions	1,223	831

Current	1,238	980	TAX LIABILITIES	4,656	4,157

Deferred	3,418	3,177	Current	1,238	980

OTHER LIABILITIES	4,610	4,519	Deferred	3,418	3,177

LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	-	-	OTHER LIABILITIES	4,610	4,519

TOTAL LIABILITIES	694,573	580,333	TOTAL LIABILITIES	694,573	580,333

(1) Subordinated financial liabilities: In the current format they are classified in the subheading Customer deposits and debt certificates

Current format			Previous format

	Millions of Euros			Millions of Euros
EQUITY	December 2015	December 2014	EQUITY	December 2015	December 2014

SHAREHOLDERS’ FUNDS	50,639	49,446	SHAREHOLDERS’ FUNDS	50,639	49,446

Capital	3,120	3,024	Common Stock	3,120	3,024

Paid up capital	3,120	3,024	Issued	3,120	3,024

Unpaid capital which has been called up	-	-	Unpaid and uncalled (-)	-	-

Share premium	23,992	23,992	Share premium	23,992	23,992

Equity instruments issued other than capital	-	-

Equity component of compound financial instruments	-	-

Other equity instruments issued	-	-

Other equity	35	67

Retained earnings	22,588	20,280	Reserves (1)	22,512	20,936

Revaluation reserves	22	23	Accumulated reserves (losses)	22,610	20,304

Other reserves	(98)	633	Reserves (losses) of entities accounted for using the equity method	(98)	633

Reserves or accumulated losses of investments in subsidaries, joint ventures and associates	(98)	633	Other equity instruments	35	67

Other	-	-	Equity component of compound financial instruments	-	-

Less: Treasury shares	(309)	(350)	Other equity instruments	35	67

Profit or loss attributable to owners of the parent	2,642	2,618	Less: Treasury stock	(309)	(350)

Less: Interim dividends	(1,352)	(841)	Income attributed to the parent company	2,642	2,618

ACCUMULATED OTHER COMPREHENSIVE INCOME (2)	(3,349)	(348)	Less: Dividends and remuneration	(1,352)	(841)

Items that will not be reclassified to profit or loss	(859)	(777)	VALUATION ADJUSTMENTS	(3,349)	(348)

Actuarial gains or (-) losses on defined benefit pension plans	(859)	(777)	Available-for-sale financial assets	1,674	3,816

Non-current assets and disposal groups classified as held for sale	-	-	Cash flow hedging	(49)	(46)

Share of other recognised income and expense of investments in subsidaries, joint ventures and associates	-	-	Hedging of net investment in foreign transactions	(274)	(373)

Other adjustments	-	-	Exchange differences	(3,905)	(2,173)

Items that may be reclassified to profit or loss	(2,490)	429	Non-current assets held-for-sale	-	-

Hedge of net investments in foreign operations [effective portion]	(274)	(373)	Entities accounted for using the equity method	64	(796)

Foreign currency translation	(3,905)	(2,173)	Other valuation adjustments	(859)	(777)

Hedging derivatives. Cash flow hedges [effective portion]	(49)	(46)

Available-for-sale financial assets	1,674	3,816

Non-current assets and disposal groups classified as held for sale	-	-

Share of other recognised income and expense of investments in subsidaries, joint ventures and associates	64	-

NON-CONTROLLING INTEREST	7,992	2,511	NON-CONTROLLING INTEREST	7,992	2,511

Valuation adjustments	(1,333)	(53)	Valuation adjustments	(1,333)	(53)

Rest	9,325	2,563	Rest	9,325	2,563

TOTAL EQUITY	55,282	51,609	TOTAL EQUITY	55,282	51,609

TOTAL EQUITY AND TOTAL LIABILITIES	749,855	631,942	TOTAL LIABILITIES AND EQUITY	749,855	631,942

MEMORANDUM ITEM	December 2015	December 2014	MEMORANDUM ITEM	December 2015	December 2014

Financial guarantees given	49,876	33,741	CONTINGENT RISKS	49,876	33,741

Contingent commitments	135,733	106,252	CONTINGENT COMMITMENTS	135,733	106,252
(1) The heading of Reserves are disclosed in three headings under the current format: Retained earnings, Revaluation Reserves and Other Reserves
(2) Accumulated other comprehensive income correponds to the heading Valuation Adjustment, with a higher breakdown and different order of the subheadings

Current format			Previous format

	Millions of Euros			Millions of Euros
STATEMENT OF PROFIT OR LOSS	December 2015	December 2014	STATEMENT OF PROFIT OR LOSS	December 2015	December 2014

INTEREST AND SIMILAR INCOME	24,783	22,838	INTEREST AND SIMILAR INCOME	24,783	22,838

INTEREST AND SIMILAR EXPENSES	(8,761)	(8,456)	INTEREST AND SIMILAR EXPENSES	(8,761)	(8,456)

NET INTEREST INCOME	16,022	14,382	NET INTEREST INCOME	16,022	14,382

DIVIDEND INCOME	415	531	DIVIDEND INCOME	415	531

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	174	343	SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	174	343

FEE AND COMMISSION INCOME	6,340	5,530	FEE AND COMMISSION INCOME	6,340	5,530

FEE AND COMMISSION EXPENSES	(1,729)	(1,356)	FEE AND COMMISSION EXPENSES	(1,729)	(1,356)

			NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (1)	865	-

GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	1,055	1,439	Financial instruments held for trading	(409)	11

GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING, NET	(409)	11	Other financial instruments at fair value through profit or loss	117	27

GAINS OR (-) LOSSES ON DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	126	32	Other financial instruments not at fair value through profit or loss	1,157	1,397

GAINS OR (-) LOSSES FROM HEDGE ACCOUNTING, NET	93	(47)	Rest	-	-

EXCHANGE DIFFERENCES (NET)	1,165	699	EXCHANGE DIFFERENCES (NET)	1,165	699

OTHER OPERATING INCOME (2)	1,315	959	OTHER OPERATING INCOME (2)	4,993	4,581

OTHER OPERATING EXPENSES (2)	(2,285)	(2,705)	OTHER OPERATING EXPENSES (2)	(4,883)	(5,420)

INCOME ON INSURANCE AND REINSURANCE CONTRACTS (2)	3,678	3,622

EXPENSES ON INSURANCE AND REINSURANCE CONTRACTS (2)	(2,599)	(2,714)

GROSS INCOME	23,362	20,725	GROSS INCOME	23,362	20,725

ADMINISTRATION COSTS	(10,836)	(9,414)	ADMINISTRATION COSTS	(10,836)	(9,414)

Personnel expenses	(6,273)	(5,410)	Personnel expenses	(6,273)	(5,410)

General and administrative expenses	(4,563)	(4,004)	General and administrative expenses	(4,563)	(4,004)

DEPRECIATION	(1,272)	(1,145)	DEPRECIATION AND AMORTIZATION	(1,272)	(1,145)

PROVISIONS OR (-) REVERSAL OF PROVISIONS	(731)	(1,142)	PROVISIONS (NET)	(731)	(1,142)

IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS	(4,272)	(4,340)	IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(4,272)	(4,340)

(Financial assets measured at cost)		-			0

(Available- for-sale financial assets)		(35)			-35

(Loans and receivables	(4,248)	(4,304)	Loans and receivables	(4,248)	(4,304)

(Held to maturity investments)	(23)	-	Other financial instruments not at fair value through profit or loss	(23)	-

NET OPERATING INCOME	6,251	4,684	NET OPERATING INCOME	6,251	4,684
(1) The heading net gains (losses) on financial assets and liabilities was eliminated but the breakdown is maintained
(2) The headings Other operating income and Other operating expenses of the previous format are broken down in four headings under the new format, separating the income and expenses covered by insurance and reinsurance contracts.

Current format			Previous format

	Millions of Euros			Millions of Euros
(Continued)	December 2015	December 2014	(Continued)	December 2015	December 2014

NET OPERATING INCOME	6,251	4,684	NET OPERATING INCOME	6,251	4,684

IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS	(273)	(297)	IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(273)	(297)

Tangible assets	(60)	(97)

Intangible assets	(4)	(8)	Goodwill and other intangible assets	(4)	(8)

Other assets	(209)	(192)	Other assets	(269)	(289)

GAINS (LOSSES) ON DERECOGNIZED OF NON FINANCIAL ASSETS AND SUBSIDIARIES, NET	(2,135)	46	GAINS (LOSSES) ON DERECOGNIZED OF NON FINANCIAL ASSETS AND SUBSIDIARIES, NET	(2,135)	46

NEGATIVE GOODWILL RECOGNISED IN PROFIT OR LOSS	26	-		26	-

PROFIT OR (-) LOSS FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS	734	(453)	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	734	(453)

OPERATING PROFIT BEFORE TAX	4,603	3,980	OPERATING PROFIT BEFORE TAX	4,603	3,980

TAX EXPENSE OR (-) INCOME RELATED TO PROFIT OR LOSS FROM CONTINUING OPERATION	(1,274)	(898)	INCOME TAX	(1,274)	(898)

PROFIT FROM CONTINUING OPERATIONS	3,328	3,082	PROFIT FROM CONTINUING OPERATIONS	3,328	3,082

PROFIT FROM DISCONTINUED OPERATIONS (NET)	-	-	PROFIT FROM DISCONTINUED OPERATIONS (NET)	-	-

PROFIT	3,328	3,082	PROFIT	3,328	3,082

Attributable to minority interest [non-controlling interests]	686	464	Profit attributable to parent company	2,642	2,618

Attributable to owners of the parent	2,642	2,618	Profit attributable to non-controlling interests	686	464

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
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

Basic earnings per share

Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
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

Commissions

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

·    Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected

·    Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

·    Fees and commissions generated by a single act are accrued upon execution of that act.

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

When preparing these financial statements the following definitions have been used:

·    Cash flows: Inflows and outflows of cash and equivalents.

·    Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

·    Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

·    Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

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

The sum of the changes to the heading “Other comprehensive income “ of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent commitments

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

Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Diluted earnings per share

Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
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

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.
Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
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

Financial guarantees given	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
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

Impaired financial assets

A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:

    a)    A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).

    b)    A significant or prolonged drop in fair value below cost in the case of equity instruments.

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
Joint operation

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and obligations for the liabilities. A joint venturer shall recognize the following for its participation in a joint operation:

a) its assets, including any share of the assets of joint ownership;

b) its liabilities, including any share of the liabilities incurred jointly;

c) income from the sale of its share of production from the joint venture;

d) its share of the proceeds from the sale of production from the joint venturer; and

e) its expenses, including any share of the joint expenses.

A joint venturer shall account for the assets, liabilities, income and expenses related to its participation in a joint operation in accordance with IFRS applicable to the assets, liabilities, income and expenses specific question.

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

Liabilities included in disposal groups classified as held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
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

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Net Operating Income	Gross income less administrative costs and amortization
Non performing financial guarantees given	The balance of non performing risks, whether for reasons of default by customers or for other reasons, for financial guarantees given. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.
Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets and disposal groups held for sale

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

Option risk	Risks arising from options, including embedded options.
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

Other Reserves

This heading is broken down as follows:

i) Reserves or accumulated losses of investments in subsidiaries, joint ventures and associate: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.

ii) Other: includes reserves different from those separately disclosed in other items and may include legal reserve and statutory reserve.

Other retributions to employees long term	Includes the amount of compensation plans to employees long term
Own/treasury shares	The amount of own equity instruments held by the entity.
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
Provisions or (-) reversal of provisions

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

Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.
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

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Shareholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (i.e. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (i.e. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

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
Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:

    a)    restricted activities.

    b)    a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors y passing on risks and rewards associated with the assets of the structured entity to investors.

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

Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorials bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity
Tier 1 Capital	Includes: Common stock, parent company reserves, reserves in consolidated companies, non-controlling interests,, computable generic, deductions and others and attributed net income
Tier 2 Capital	Includes: Subordinated, preferred shares and non- controlling interest
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

VaR figures are estimated following two methodologies:

      ·    ‘VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

      ·    VaR with smoothing, which weights more recent market information more heavily.

This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.