Form 20-F
period 2017-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2018-04-05
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[  ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

OR

[  ]        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Non-Step Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	Irish Stock Exchange

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2017, was:

Ordinary shares, par value €0.49 per share—6,667,886,580

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X]	No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as Issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•         “BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•         “BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•         “BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•         “Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (as defined herein) and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•         “Garanti” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

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

•         “Item 4. Information on the Company”;

•         “Item 5. Operating and Financial Review and Prospects”; and

•         “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•         political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

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

•         market adjustments in the real estate sectors in Spain, Mexico and the United States;

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

•         weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;

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

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the years ended December 31, 2017, 2016 and 2015. Accordingly, the Consolidated Financial Statements included in this Annual Report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and are in compliance with IFRS-IASB.

The financial information as of and for the years ended December 31, 2015, 2014 and 2013 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result mainly of the retrospective revisions referred to below (see “―Retrospective Revisions”).

Retrospective Revisions

New presentation models required by Circular 5/2015 of the CNMV

Our consolidated financial statements for the year ended December 31, 2017 and 2016 were prepared in accordance with the presentation models required by Circular 5/2015 of the National Securities Market Commission or “CNMV” (Comisión Nacional del Mercado de Valores). This Circular seeks to adapt the content of the financial information published by credit institutions and the format in which financial statements are presented to the mandatory regulation adopted by the European Union for credit institutions.

The information relating to the year ended December 31, 2015 was restated in accordance with the presentation models referred to above. The presentation of our consolidated financial statements in accordance with these models has had no significant impact on the financial statements for the year ended December 31, 2015 included in the Consolidated Financial Statements.

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

Business combinations

Certain financial information for the year ended December 31, 2015 has been restated, with no significant impact, as a result of the end in 2016 of the purchase accounting period relating to the stake in Garanti acquired in 2015, as required by IFRS 3 “Business Combinations” (see Note 18 to the Consolidated Financial Statements).

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

Venezuela

The local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan bolivar and are converted into euros for purposes of preparing the Group’s consolidated financial statements. Venezuela has strict foreign exchange restrictions and different exchange rates in place.

In past years, we have used different exchange rates to prepare the Group’s consolidated financial statements:

•         Since December 31, 2015, the Board of Directors considers that the use of the Venezuelan official exchanges rates for converting bolivars into euros in preparing the Group’s consolidated financial statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group’s subsidiaries in Venezuela.

•         Consequently, as of December 31, 2017, 2016 and 2015, the Group has used foreign exchange rates of 18,181, 1,893 and 469 Venezuelan bolivars per euro, respectively in the conversion of the financial statements of the Group’s subsidiaries in Venezuela. These exchanges rates have been calculated taking into account the estimated evolution of inflation in Venezuela, which in the absence of published official  data has been estimated to be 800%, 300% and 170%, as of December 31, 2017, 2016 and 2015, respectively (see Note 2.2.20 to the Consolidated Financial Statements). These inflation rates have been calculated based on the best estimates of the Group, in light of available information and sectorial considerations that affect the Group’s subsidiaries in Venezuela.

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.      Director and Senior Management

Not Applicable.

B.      Advisers

Not Applicable.

C.      Auditors

Not Applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable.

ITEM 3. KEY INFORMATION

A.      Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2017, 2016 and 2015 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited consolidated financial statements for 2014 and 2013 are not included in this document, and the historical financial information set forth below for such years instead are derived from the respective financial statements included in annual reports on Form 20-F for certain prior years previously filed by us with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December 31,
	2017	2016	2015	2014	2013 (1)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	29,296	27,708	24,783	22,838	23,512
Interest and similar expenses	(11,537)	(10,648)	(8,761)	(8,456)	(9,612)
Net interest income	17,758	17,059	16,022	14,382	13,900
Dividend income	334	467	415	531	235
Share of profit or loss of entities accounted for using the equity method	4	25	174	343	694
Fee and commission income	7,150	6,804	6,340	5,530	5,478
Fee and commission expenses	(2,229)	(2,086)	(1,729)	(1,356)	(1,228)
Net gains(losses) on financial assets and liabilities(2)	938	1,661	865	1,435	1,608
Exchange differences, net	1,030	472	1,165	699	903
Other operating income	1,439	1,272	1,315	959	1,234
Other operating expenses	(2,223)	(2,128)	(2,285)	(2,705)	(3,002)
Income on insurance and reinsurance contracts	3,342	3,652	3,678	3,622	3,761
Expenses on insurance and reinsurance contracts	(2,272)	(2,545)	(2,599)	(2,714)	(2,831)
Gross income	25,270	24,653	23,362	20,725	20,752
Administration costs	(11,112)	(11,366)	(10,836)	(9,414)	(9,701)
Depreciation and amortization	(1,387)	(1,426)	(1,272)	(1,145)	(1,095)
Provisions or reversal of provisions	(745)	(1,186)	(731)	(1,142)	(609)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(4,803)	(3,801)	(4,272)	(4,340)	(5,612)
Net operating income	7,222	6,874	6,251	4,684	3,735
Impairment or reversal of impairment on non-financial assets	(364)	(521)	(273)	(297)	(467)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	47	70	(2,135)	46	(1,915)
Negative goodwill recognized in profit or loss	-	-	26	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	26	(31)	734	(453)	(399)
Operating profit before tax	6,931	6,392	4,603	3,980	954
Tax (expense) or income related to profit or loss from continuing operations	(2,169)	(1,699)	(1,274)	(898)	16
Profit from continuing operations	4,762	4,693	3,328	3,082	970
Profit from discontinued operations, net (3)	-	-	-	-	1,866
Profit	4,762	4,693	3,328	3,082	2,836
Profit attributable to parent company	3,519	3,475	2,642	2,618	2,084
Profit attributable to non-controlling interests	1,243	1,218	686	464	753
Per share/ADS(4) Data
Profit from continuing operations	0.71	0.71	0.52	0.50	0.17
Diluted profit attributable to parent company (5)	0.48	0.49	0.37	0.40	0.33
Basic profit attributable to parent company	0.48	0.49	0.37	0.40	0.33
Dividends declared (In Euros)	0.170	0.160	0.160	0.080	0.100
Dividends declared (In U.S. dollars)	0.204	0.169	0.174	0.097	0.138
Number of shares outstanding (at period end)	6,667,886,580	6,566,615,242	6,366,680,118	6,171,338,995	5,785,954,443

(1)        Restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies).

(2)        Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) from hedge accounting, net”.

(3)        For 2013, includes the capital gains from the sale of Afore Bancomer in Mexico and the South America pension fund administrators, as well as the earnings recorded by these companies up to the date of these sales.

(4)        Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(5)        Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2013, October 2013, April 2014, October 2014, December 2014, April 2015, October 2015, December 2015, April 2016, October 2016 and April 2017, excluding the weighted average number of treasury shares during the period (6,642 million, 6,468 million, 6,290 million, 5,905 million and 5,597 million shares in 2017, 2016, 2015, 2014 and 2013, respectively). With respect to the years ended December 31, 2017, 2016 and 2015, see Note 5 to the Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2017	2016	2015	2014	2013 (1)
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	690,059	731,856	749,855	631,942	582,697
Net assets	53,323	55,428	55,282	51,609	44,565
Capital	3,267	3,218	3,120	3,024	2,835
Loans and receivables	431,521	465,977	471,828	376,086	350,945
Customer deposits	376,379	401,465	403,362	319,334	300,490
Debt certificates	63,915	76,375	81,980	71,917	74,676
Non-controlling interest	6,979	8,064	7,992	2,511	2,371
Total equity	53,323	55,428	55,282	51,609	44,565
Consolidated ratios
Profitability ratios:
Net interest margin(2)	2.52%	2.32%	2.27%	2.40%	2.32%
Return on average total assets(3)	0.7%	0.6%	0.5%	0.5%	0.5%
Return on average shareholders' funds(4)	6.4%	6.7%	5.3%	5.6%	5.0%
Credit quality data
Loan loss reserve (5)	12,784	16,016	18,742	14,273	14,990
Loan loss reserve as a percentage of loans and receivables, net	2.96%	3.44%	3.97%	3.83%	4.27%
Non-performing asset ratio (NPA ratio) (6)	4.49%	4.90%	5.37%	5.98%	6.95%
Impaired loans and advances to customers	19,390	22,915	25,333	22,703	25,445
Impaired contingent liabilities to customers (7)	739	680	664	413	410
	20,129	23,595	25,997	23,116	25,855

Loans and advances to customers (8)	401,074	430,629	432,921	353,029	338,664
Contingent liabilities to customers	47,671	50,540	49,876	33,741	33,543
	448,745	481,169	482,797	386,770	372,207

(1)        Information has been restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies).

(2)        Represents net interest income as a percentage of average total assets.

(3)        Represents profit as a percentage of average total assets.

(4)        Represents profit attributable to parent company for the year as a percentage of average shareholders’ funds for the year, excluding “Non-controlling interest”.

(5)        Represents impairment losses on loans and receivables to credit institutions and loans and advances to customers. See Note 13 to the Consolidated Financial Statements.

(6)        Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

(7)        We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 4.8%,5.3%,5.9%, 6.4% and 7.5% as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(8)        Includes impaired loans.

Exchange Rates

Spain’s currency is the euro. Except as indicated below with respect to the consolidated income statement or unless otherwise indicated, the amounts that have been converted to euro in this Annual Report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) on December 31 of the relevant period. Income statement items have been converted at the average exchange rates for the period.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in U.S. dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year Ended December 31,	Average (1)
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029
2017	1.1396
2018 (through March 30, 2018)	1.2290

(1)        Calculated by using the average of the exchange rates on the last day of each month during the period.

Month Ended	High	Low
September 30, 2017	1.2041	1.1747
October 31, 2017	1.1847	1.1580
November 30, 2017	1.1936	1.1577
December 31, 2017	1.2022	1.1725
January 31, 2018	1.2488	1.1922
February 28, 2018	1.2482	1.2211
March 31, 2018 (through March 30, 2018)	1.2440	1.2216

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in U.S. dollars per €1.00, on March 30, 2018, was $1.2320.

As of December 31, 2017, approximately 46.3% of our assets and approximately 45.7% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.4.2 to our Consolidated Financial Statements (“Market Risk—Structural Exchange-Rate Risk”) and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

•         deflation, mainly in Europe, or significant inflation, such as the significant inflation recently experienced by Venezuela and, to a lesser extent, Argentina;

•         changes in foreign exchange rates as they result in changes in the reported earnings of the Group’s subsidiaries outside the Eurozone, and their assets, including their risk-weighted assets, and liabilities;

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

•         changes in laws, regulations and policies as a result of election processes in the different geographies in which the Group operates, which may negatively affect the Group’s business or customers in those geographies and other geographies in which the Group operates;

•         the potential exit by an EU Member State from the European Monetary Union (“EMU”), which could materially adversely affect the European and global economy, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects;

•         the possible political, economic and regulatory impacts in the United Kingdom and the EU derived from the outcome of the referendum held in the United Kingdom on June 23, 2016, which resulted in a vote in favor of the United Kingdom leaving the EU and the UK government giving notice to the EU under Article 50(2) of the Treaty on European Union of its intention to withdraw from the EU. The possible impact of the United Kingdom exiting the EU could include, among other things, political instability in the United Kingdom, the EU as a whole, or countries forming part of the EU; regulatory changes in the United Kingdom and/or in the EU; economic slowdown in the United Kingdom, in the EU and/or outside the EU; deterioration of the creditworthiness of borrowers based in or related to the United Kingdom and/or the EU; and volatility in financial markets which could limit or condition BBVA’s or any other issuer’s access to capital markets, all of which may arise regardless of the uncertainty as to the timing and duration of the exit process; and

•         an eventual government default or restructuring on public debt, which could affect the Group primarily in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates.

For additional information relating to certain economic risks that the Group faces in Spain, see “—Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition”. For additional information relating to certain economic risks that the Group faces in emerging market economies such as Latin America and Turkey, see “—The Group may be materially adversely affected by developments in the emerging markets where it operates”.

Any of the above risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically developed its lending business in Spain, which continues to be one of the main focuses of its business. The Group’s loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy since 2009. After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) contracted in the period 2009-10 and 2012-13. The effects of the financial crisis were particularly pronounced in Spain given its heightened need for foreign financing as reflected by its high current account deficit, resulting from the gap between domestic investment and savings, and its public deficit. The current account imbalance has been corrected and the public deficit is in a downward trend, with GDP growth above 3% in 2015, 2016 and 2017 and unemployment falling to 17.2% in the fourth quarter of 2017. However, real or perceived difficulties in servicing public or private debt, triggered by foreign or domestic factors such as an increase in global financial risk or a decrease in the rate of domestic growth, could increase Spain’s financing costs, hindering economic growth, employment and households’ gross disposable income.

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

We may be adversely affected by political events in Catalonia

Our Spanish business includes extensive operations in Catalonia. Although actions carried out by the Spanish Government have helped diminish the level of uncertainty in the region resulting from its pro-independence movement, regional elections carried out in December 2017 resulted in pro-independence parties winning the majority of seats. As of the date of this Annual Report, a new government has not yet been formed. There is still significant uncertainty regarding the outcome of political and social tensions in Catalonia, which could result in volatile capital markets and other financing conditions in Spain or otherwise adversely affect the environment in which we operate in Catalonia and the rest of Spain, any of which could have an adverse effect on our business, liquidity, financial condition and results of operations.

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

Emerging markets are generally subject to greater risks than more developed markets. For example, there is typically a greater risk of loss from unfavorable political and economic developments, social and geopolitical instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies, and political unrest, such as the attempted coup in Turkey on July 15, 2016 and state of emergency entitling the exercise of additional powers by the Turkish government first declared on July 20, 2016 and which continues to be in place. In addition, these emerging markets are affected by conditions in other related markets and in global financial markets generally and some are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. As a global economic recovery remains fragile, there are risks of deterioration. If the global economic conditions deteriorate, the business, financial condition, operating results and cash flows of the Bank’s subsidiaries in emerging economies, mainly in Latin America and Turkey, may be materially adversely affected.

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

In addition, any changes in laws, regulations and policies pursued by the U.S. Government may adversely affect the emerging markets in which the Group operates, particularly Mexico due to the trade and other ties between Mexico and the United States. See “—Our business could be adversely affected by global political developments, particularly with regard to U.S. policies that affect Mexico” below.

If economic conditions in the emerging market economies where the Group operates deteriorate, the Group’s business, financial condition and results of operations could be materially adversely affected.

Our business could be adversely affected by global political developments, particularly with regard to U.S. policies that affect Mexico

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy and public finances. This correlation is due, in part, to the high level of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”), as well as due to their physical proximity.

Following the U.S. elections in November 2016 and the change in the U.S. administration for the four-year period from 2017 to 2020, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and immigration. In particular, since August 16, 2017, the U.S. administration has been renegotiating the terms of NAFTA with its Mexican and Canadian counterparts. The U.S. administration, which has also stated that it may withdraw from the agreement, seeks to lower the trade deficit between the United States and Mexico, eliminate certain subsidies and practices by State-owned companies (such as Petróleos Mexicanos (Pemex)) which are perceived to distort the market and achieve stronger protection for U.S. digital trade and intellectual properties. Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or the adoption of other U.S. government policies may adversely affect economic conditions in Mexico. Any decision taken by the U.S. administration that has an impact on the Mexican economy, such as by reducing the levels of remittances, reducing commercial activity among the two countries or slowing direct foreign investment in Mexico, could adversely affect the Group’s business, financial condition and results of operations.

U.S. immigration policies could also affect trade and other relations between Mexico and the United States and have other consequences for Mexican government policies. These factors could have an impact on Mexico’s GDP growth, the exchange rate between the U.S. dollar or euro and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation and the Mexican economy generally, which in turn, may have an impact on the Group’s business, financial condition and results of operations.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures in recent years. Several factors could further depress the valuation of our assets. Current political processes such as the implementation of “Brexit”, which will result in the United Kingdom leaving the European Union, the surge of populist trends in several European countries or potential changes in U.S. economic policies implemented by the U.S. administration, could increase global financial volatility and lead to the reallocation of assets. Doubts on the asset quality of European banks also affected their evolution in the market during 2016 and such doubts remained in 2017. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe future challenges has recently resulted in sudden and intense deterioration of the valuation of global assets and further increased volatility in the global financial markets. Additionally, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in more normal market conditions due in part to the decreasing credit quality of hedge counterparties. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs.

Exposure to the real estate market makes the Group vulnerable to developments in this market

The Group has substantial exposure to the real estate market, mainly in Spain, Mexico and the United States. The Group is exposed to the real estate market due to the fact that real estate assets secure many of its outstanding loans and due to the significant amount of real estate assets held on its balance sheet and its stakes in real estate companies such as Metrovacesa, S.A. and Testa Residencial SOCIMI, S.A. Any deterioration of real estate prices could materially and adversely affect the Group’s business, financial condition and results of operations.

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

Furthermore, regulatory and supervisory authorities have substantial discretion in how to regulate and supervise banks, and this discretion, and the means available to regulators and supervisors, have been steadily increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions that are deemed to be systemically important (including global systemically important banks (“G-SIBs”) and institutions deemed to be of local systemic importance, domestic systemically important banks (“D-SIBs”), such as the Bank).

In addition, local regulations in certain jurisdictions where the Group operates differ in a number of material respects from equivalent regulations in Spain or the United States. Changes in regulations may have a material adverse effect on the Group’s business, results of operations and financial condition, particularly in Mexico, the United States, Turkey, Venezuela and Argentina. Furthermore, regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect the Group’s ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation. In addition, financial institutions which are based in other jurisdictions, including the United States, could benefit from any deregulation efforts implemented in such jurisdictions. Moreover, to the extent recently adopted regulations are implemented inconsistently in the various jurisdictions in which the Group operates, the Group may face higher compliance costs.

Any required changes to the Group’s business operations resulting from the legislation and regulations applicable to such business could result in significant loss of revenue, limit the Group’s ability to pursue business opportunities in which the Group might otherwise consider engaging, affect the value of assets that the Group holds, require the Group to increase its prices and therefore reduce demand for its products, impose additional costs on the Group or otherwise adversely affect the Group’s businesses. For example, the Group is subject to substantial regulation relating to liquidity. Future liquidity standards could require it to maintain a greater proportion of its assets in highly liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Group’s regulators, as part of their supervisory function, periodically review the Group’s allowance for loan losses. Such regulators may require the Group to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulators whose views may differ from those of the Group’s management, could have an adverse effect on the Group’s earnings and financial condition.

Adverse regulatory developments or changes in government policy relating to any of the foregoing or other matters could have a material adverse effect on the Group’s business, results of operations and financial condition.

Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations

As a Spanish credit institution, the Bank is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC (the “CRD IV Directive”), through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012 (the “CRR” and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or the CRR which may from time to time be applicable in Spain, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law has taken place through Royal Decree-Law 14/2013, of November 29, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014, of January 31 and Bank of Spain Circular 2/2016, of February 2 (the “Bank of Spain Circular 2/2016”). On November 23, 2016, the European Commission published a package of proposals with further reforms to CRD IV, Directive 2014/59/EU, of May 15 establishing a framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”) and Regulation (EU) No 806/2014 of the European Parliament and of the Council of July 15, 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No 1093/2010 (the “SRM Regulation”) (the “EU Banking Reforms”), including measures to increase the resilience of EU institutions and enhance financial stability. The timing for the final implementation of these reforms as at the date of this Annual Report is unclear. As of the date of this Annual Report, the EU Banking Reforms are being subject to further discussions and possible amendments at the European Parliament and the European Commission.

CRD IV, among other things, established minimum “Pillar 1” capital requirements and increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards. The “combined buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific countercyclical buffer, (iv) the D-SIB buffer, and (v) the systemic risk buffer. The “combined buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with common equity tier 1 (“CET1”) capital.

The G-SIB buffer applies to those institutions included on the list of G-SIBs, which is updated annually by the Financial Stability Board (the “FSB”). The Bank has been excluded from this list with effect from January 1, 2017 and so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, it will no longer be required to maintain a G-SIB buffer.

The Bank of Spain announced on November 24, 2017 that the Bank continues to be considered a D-SIB, and consequently the Bank was required to maintain a fully-loaded D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, with the result that the D-SIB buffer applicable to the Bank for 2018 is a CET1 capital ratio of 0.5625% on a consolidated basis.

The Bank of Spain agreed in December 2015 to set the countercyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. These percentages are revised each quarter. The Bank of Spain agreed in March 2018 to maintain the countercyclical capital buffer at 0% for the second quarter of 2018.

The Bank of Spain has greater discretion in relation to the institution-specific countercyclical buffer, the buffer for D-SIBs and the systemic risk buffer (a buffer to prevent systemic or macro prudential risks). With the entry into force of the Single Supervisory Mechanism (the “SSM”) on November 4, 2014, the ECB also has the ability to provide certain recommendations in this respect.

Moreover, Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplates that in addition to the minimum “Pillar 1” capital requirements and the combined buffer requirements, supervisory authorities may impose (above “Pillar 1” requirements and below the combined buffer requirements) further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations.

In accordance with the SSM Regulation, the ECB has fully assumed its new supervisory responsibilities of BBVA and the Group within the SSM. The ECB is required, under the Regulation (EU) No 468/2014 of the ECB of April 16, 2014 establishing the framework for cooperation within the Single Supervisory Mechanism between the ECB and national competent authorities and with national designated authorities (the “SSM Framework Regulation”), to carry out a supervisory review and evaluation process (the “SREP”) of BBVA and the Group at least on an annual basis.

In addition to the above, the European Banking Authority (the “EBA”) published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of the SREP (the “EBA SREP Guidelines”). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional “Pillar 2” own funds requirements to be implemented from January 1, 2016. Under these guidelines, national supervisors should set a composition requirement for the “Pillar 2” requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital, as it has also been included in the EU Banking Reforms. The EBA SREP Guidelines and the EU Banking Reforms also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by the “combined buffer requirement” and/or additional macro-prudential requirements.

Any additional “Pillar 2” own funds requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to the SREP will require the Bank and/or the Group to hold capital levels above the minimum “Pillar 1” capital requirements.

As a result of the most recent SREP carried out by the ECB in 2017, we have been informed by the ECB that, effective from January 1, 2018, we are required to maintain (i) a CET1 phased-in capital ratio of 8.4375% (on a consolidated basis) and 7.875% (on an individual basis); and (ii) a phased-in total capital ratio of 11.9375% (on a consolidated basis) and 11.375% (on an individual basis).

This phased-in total capital ratio of 11.9375% on a consolidated basis includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.875% CET1); and (vi) the D-SIB buffer (0.5625% CET1).

 As of December 31, 2017, the Bank’s phased-in total capital ratio was 15.37% on a consolidated basis and 22.54% on an individual basis. As of December 31, 2017, the Bank’s CET1 phased-in capital ratio was 11.67% on a consolidated basis and 17.67% on an individual basis. Such ratios exceed the applicable regulatory requirements described above, but there can be no assurance that the total capital requirements imposed on the Bank and/or the Group from time to time may not be higher than the levels of capital available at such point in time. There can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on the Bank and/or the Group.

The EU Banking Reforms propose new requirements that capital instruments should meet in order to be considered as Additional Tier 1 instruments or Tier 2 instruments. In accordance with the EU Banking Reforms (as they currently stand), these new requirements are not subject to a grandfathering or exemption regime for currently issued Additional Tier 1 instruments and/or Tier 2 instruments. As a result, such instruments could be subject to regulatory uncertainties on their inclusion as capital if the EU Banking Reforms are approved in the form in which they were originally published, which may lead to regulatory capital shortfalls and ultimately a breach of the applicable minimum regulatory capital requirements.

Any failure by the Bank and/or the Group to maintain its “Pillar 1” minimum regulatory capital ratios, any “Pillar 2” additional own funds requirements and/or any “combined buffer requirement” could result in the imposition of restrictions or prohibitions on “discretionary payments” by the Bank as discussed below or administrative actions or sanctions, which, in turn, may have a material adverse effect on the Group’s results of operations.

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

Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also result in a requirement to determine the MDA and restrict discretionary payments to such MDA. Pursuant to the EU Banking Reforms, MDA could also be affected by a breach of MREL (as defined below) (see “—Any failure by the Bank and/or the Group to comply with its MREL could have a material adverse effect on the Bank’s business, financial condition and results of operations.” below).

As set out in the “Opinion of the European Banking Authority on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions” published on December 16, 2015 (the “December 2015 EBA Opinion”), in the EBA’s opinion competent authorities should ensure that the CET1 capital to be taken into account in determining the CET1 capital available to meet the “combined buffer requirement” for the purposes of the MDA calculation is limited to the amount not used to meet the “Pillar 1” and, if applicable, “Pillar 2” own funds requirements of the institution. There can be no assurance as to how and when binding effect will be given to the December 2015 EBA Opinion in Spain, including as to the consequences for an institution of its capital levels falling below those necessary to meet these requirements. The EU Banking Reforms propose certain amendments in order to clarify, for the purposes of restrictions on distributions, the hierarchy between the “Pillar 2” additional own funds requirements, the minimum “own funds” “Pillar 1” requirements, the own funds and eligible liabilities requirement, MREL and the “combined buffer requirements” (which is referred to as “stacking order”). Furthermore, pursuant to the EU Banking Reforms, an institution would not be entitled to make distributions relating to CET1 capital or payments in respect of variable remuneration or discretionary pension revenues, before having made the payments due on Additional Tier 1 instruments.

On July 1, 2016, the EBA published additional information explaining how supervisors intend to use the results of an EU-wide stress test for SREP in 2016 (which results were published on July 29, 2016). The EBA stated, among other things, that the incorporation of the quantitative results of the EU-wide stress test into SREP assessments may include setting additional supervisory monitoring metrics in the form of capital guidance. Such guidance will not be included in MDA calculations but competent authorities would expect banks to meet that guidance except when explicitly agreed. Competent authorities have remedial tools if an institution refuses to follow such guidance. The EU Banking Reforms also propose that a distinction be made between “Pillar 2” capital requirements and “Pillar 2” capital guidance, with only the former being mandatory requirements. Notwithstanding the foregoing, the EU Banking Reforms propose that, in addition to certain other measures, supervisory authorities be entitled to impose further “Pillar 2” capital requirements where an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.

The ECB has also set out in its recommendation of December 28, 2017 on dividend distribution policies that credit institutions should establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and the outcomes of the SREP.

Any failure by the Bank and/or the Group to comply with its regulatory capital requirements could also result in the imposition of further “Pillar 2” requirements and the adoption of any early intervention or, ultimately, resolution measures by resolution authorities pursuant to Law 11/2015 of June 18 on the Recovery and Resolution of Credit Institutions and Investment Firms (Ley 11/2015 de 18 de junio de recuperación y resolución de entidades de crédito y empresas de servicios de inversión), as amended, replaced or supplemented from time to time (“Law 11/2015”), which, together with Royal Decree 1012/2015 of November 6 by virtue of which Law 11/2015 is developed and Royal Decree 2606/1996 of December 20 on credit entities’ deposit guarantee fund is amended (“RD 1012/2015”), has implemented the BRRD into Spanish law. See “—Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue” below.

At its meeting of January 12, 2014, the oversight body of the Basel Committee on Banking Supervision (“BCBS”) endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, which applied from January 1, 2015. As of the date of this Annual Report, there is no applicable regulation in Spain which establishes a specific leverage ratio requirement for credit institutions. However, the EU Banking Reforms propose a binding leverage ratio requirement of 3% of Tier 1 capital that is added to an institution’s own funds requirements and that an institution must meet in addition to its risk based requirements.

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

Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue

The BRRD (which has been implemented in Spain through Law 11/2015 and RD 1012/2015) and the SRM Regulation are designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly in unsound or failing credit institutions or investment firms (each, an “institution”) so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the economy and financial system. The BRRD further provides that any extraordinary public financial support through additional financial stabilization tools is only to be used by a Member State as a last resort, after having assessed and utilized the resolution tools set out below to the maximum extent possible while maintaining financial stability.

In accordance with Article 20 of Law 11/2015, an institution will be considered as failing or likely to fail in any of the following circumstances: (i) it is, or is likely in the near future to be, in significant breach of its solvency or any other requirements necessary for maintaining its authorization; (ii) its assets are, or are likely in the near future to be, less than its liabilities; (iii) it is, or is likely in the near future to be, unable to pay its debts as they fall due; or (iv) it requires extraordinary public financial support (except in limited circumstances). The determination that an institution is failing or likely to fail may depend on a number of factors which may be outside of that institution’s control.

As provided in the BRRD, Law 11/2015 contains four resolution tools and powers which may be used alone or in combination where a Relevant Spanish Resolution Authority (as defined below) considers that (i) an institution is failing or likely to fail, (ii) there is no reasonable prospect that any other measure would prevent the failure of such institution within a reasonable timeframe and (iii) a resolution action, instead of the winding up of the institution under normal insolvency proceedings, is in the public interest. The four resolution tools are (i) sale of business, which enables resolution authorities to direct the sale of the institution or the whole or part of its business on commercial terms; (ii) bridge institution, which enables resolution authorities to transfer all or part of the business of the institution to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control),  which  may  limit  the  capacity  of  the  institution  to  meet  its  repayment  obligations; (iii) asset separation, which enables resolution authorities to transfer certain categories of assets (normally impaired or otherwise problematic) to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) the Spanish Bail-in Power (as defined below). Any exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority may include the write down and/or conversion into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Spanish Bail-in Power) of certain unsecured debt claims of an institution.

“Relevant Spanish Resolution Authority” means the Spanish Fund for the Orderly Restructuring of Banks (Fondo de Restructuración Ordenada Bancaria) (“FROB”), the European Single Resolution Mechanism (“SRM”) and, as the case may be, according to Law 11/2015, the Bank of Spain and the CNMV, and any other entity with the authority to exercise the Spanish Bail-in Power from time to time. “Spanish Bail-in Power” means any write-down, conversion, transfer, modification, or suspension power existing from time to time under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as amended, replaced or supplemented from time to time), including, but not limited to (a) Law 11/2015, (b) RD 1012/2015; and (c) the SRM Regulation, each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised.

In accordance with Article 48 of Law 11/2015 (and subject to any exclusions that may be applied by the Relevant Spanish Resolution Authority under Article 43 of Law 11/2015), in the case of any application of the Spanish Bail-in Power, the sequence of any resulting write-down or conversion by the Relevant Spanish Resolution Authority shall be in the following order: (i) CET1 items; (ii) the principal amount of Additional Tier 1 instruments; (iii) the principal amount of Tier 2 capital instruments; (iv) the principal amount of other subordinated claims that are not Additional Tier 1 capital or Tier 2 capital; and (v) the principal or outstanding amount of the remaining eligible liabilities in the order of the hierarchy of claims in normal insolvency proceedings.

The BRRD, Law 11/2015 and the SRM Regulation provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments at the point of non-viability (“Non-Viability Loss Absorption”) of an institution or a group. The point of non-viability of an institution is the point at which the Relevant Spanish Resolution Authority determines that the institution meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any other exercise of the Spanish Bail-in Power or any other resolution tool or power (where the conditions for resolution referred to above are met).

Any application of the Spanish Bail-in Power (including a Non-Viability Loss Absorption) under the BRRD shall be in accordance with the hierarchy of claims in normal insolvency proceedings (unless otherwise provided by Applicable Banking Regulations). “Applicable Banking Regulations” means at any time the laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then applicable to the Bank and/or the Group including, without limitation to the generality of the foregoing, CRD IV, the BRRD and those laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then in effect in Spain (whether or not such regulations, requirements, guidelines or policies have the force of law and whether or not they are applied generally or specifically to the Bank and/or the Group).

To the extent that any resulting treatment of a holder of the Bank’s securities pursuant to the exercise of the Spanish Bail-in Power (except as indicated below with respect to a Non-Viability Loss Absorption) is less favorable than would have been the case under such hierarchy in normal insolvency proceedings, a holder of such affected securities would have a right to compensation under the BRRD and the SRM Regulation based on an independent valuation of the institution, in accordance with Article 10 of RD 1012/2015 and the SRM Regulation. Any such compensation, however, together with any other compensation provided by any Applicable Banking Regulations (including, among such other compensation, in accordance with article 36.5 of Law 11/2015) is unlikely to compensate that holder for the losses it has actually incurred and there is likely to be a considerable delay in the recovery of such compensation. Compensation payments (if any) are also likely to be made considerably later than when amounts may otherwise have been due under the affected securities. In addition, in the case of a Non-Viability Loss Absorption it is not clear that a holder of the affected securities would have a right to compensation under the BRRD and the SRM Regulation if any resulting treatment of such holder pursuant to the exercise of the Spanish Bail-in Power was less favorable than would have been the case under such hierarchy in normal insolvency proceedings.

The powers set out in the BRRD, as implemented through Law 11/2015 and RD 1012/2015, and the SRM Regulation impact how credit institutions and investment firms are managed, as well as, in certain circumstances, the rights of creditors. Pursuant to Law 11/2015, upon any application of the Spanish Bail-in Power (including a Non-Viability Loss Absorption), holders of, among others, unsecured debt securities, subordinated obligations and shares issued by us may be subject to, among other things, a write-down (including to zero) and/or conversion into equity or other securities or obligations on any application of the Spanish Bail-in Power. The exercise of any such powers (or any of the other resolution powers and tools) may result in such holders of such securities losing some or all of their investment or otherwise having their rights under such securities adversely affected, including by becoming holders of further subordinated instruments. Such exercise could also involve modifications to, or the disapplication of, provisions in the terms and conditions of certain securities including alteration of the principal amount or any interest payable on debt instruments, the maturity date or any other dates on which payments may be due, as well as the suspension of payments for a certain period. As a result, the exercise of the Spanish Bail-in Power (including, where applicable, the Non-Viability Loss Absorption) with respect to such securities or the taking by an authority of any other action, or any suggestion that the exercise or taking of any such action may happen, could materially adversely affect the rights of holders of such securities, the market price or value or trading behavior of our securities and/or the ability of the Bank to satisfy its obligations under any such securities.

The exercise of the Spanish Bail-in Power (including by imposing a Non-Viability Loss Absorption) by the Relevant Spanish Resolution Authority is likely to be inherently unpredictable and may depend on a number of factors which may also be outside of the Bank’s control. In addition, as the Relevant Spanish Resolution Authority will retain an element of discretion, holders of such securities may not be able to refer to publicly available criteria in order to anticipate any potential exercise of any such Spanish Bail-in Power (including a Non-Viability Loss Absorption). Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of any such powers by the Relevant Spanish Resolution Authority may occur.

This uncertainty may adversely affect the value of the unsecured debt securities, subordinated obligations and shares issued by us. The price and trading behavior of such securities may be affected by the threat of a possible exercise of any power under Law 11/2015 and/or the SRM Regulation (including any early intervention measure before any resolution) or any suggestion of such exercise, even if the likelihood of such exercise is remote. Moreover, the Relevant Spanish Resolution Authority may exercise any such powers without providing any advance notice to the holders of affected securities.

In addition, the EBA has published certain regulatory technical standards and implementing technical standards to be adopted by the European Commission and certain other guidelines. These standards and guidelines could be potentially relevant to determining when or how a Relevant Spanish Resolution Authority may exercise the Spanish Bail-in Power (including by imposing a Non-Viability Loss Absorption). Included in this are guidelines on the treatment of shareholders in bail-in or the write-down and conversion of capital instruments, and on the rate of conversion of debt to equity or other securities or obligations in any bail-in. No assurance can be given that these standards and guidelines will not be detrimental to the rights under, and the value of, unsecured debt securities, subordinated obligations and shares issued by us.

Any failure by the Bank and/or the Group to comply with its MREL could have a material adverse effect on the Bank’s business, financial condition and results of operations

The BRRD prescribes that banks shall hold a minimum level of own funds and eligible liabilities in relation to total liabilities known as the minimum requirement for own funds and eligible liabilities (“MREL”). According to Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016 (the “MREL Delegated Regulation”), the level of own funds and eligible liabilities required under MREL will be set by the resolution authority for each bank (and/or group) based on, among other things, the criteria set forth in Article 45.6 of the BRRD, including the systemic importance of the institution. Eligible liabilities may be senior or subordinated, provided that, among other requirements, they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted by the resolution authority of a Member State under that law or through contractual provisions.

MREL came into force on January 1, 2016. However, the EBA has recognized the impact which this requirement may have on banks’ funding structures and costs, and the MREL Delegated Regulation states that the resolution authorities shall determine an appropriate transitional period but that this shall be as short as possible.

In addition, as a result of the EU Banking Reforms, Directive (EU) 2017/2399 of the European Parliament and of the Council of December 12, 2017 amending Directive 2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy was approved with the aim to harmonize national laws on insolvency and recovery and resolution of credit institutions and investment firms, by creating a new credit class of “non-preferred” senior debt that should only be bailed-in after junior ranking instruments but before other senior liabilities. In this regard, on June 23, 2017 Royal Decree-Law 11/2017 of June 23 on urgent measures in financial matters (Real Decreto-ley 11/2017, de 23 de junio, de medidas urgentes en materia financiera) introduced into Spanish law the new class of “non-preferred” senior debt.

On November 9, 2015, the FSB published its final Total Loss-Absorbing Capacity (“TLAC”) Principles and Term Sheet (the “TLAC Principles and Term Sheet”), proposing that G-SIBs maintain significant minimum amounts of liabilities that are subordinated (by law, contract or structurally) to certain prior-ranking liabilities, such as guaranteed insured deposits, and forming a new standard for G-SIBs. The TLAC Principles and Term Sheet contain a set of principles on loss-absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet for the implementation of these principles in the form of an internationally agreed standard. The TLAC Principles and Term Sheet require a minimum TLAC requirement to be determined individually for each G-SIB at the greater of (i) 16% of risk-weighted assets as of January 1, 2019 and 18% as of January 1, 2022, and (ii) 6% of the Basel III Tier 1 leverage ratio exposure measured as of January 1, 2019, and 6.75% as of January 1, 2022. The Bank is no longer classified as a G-SIB by the FSB with effect from January 1, 2017. However, if the Bank were to be so classified in the future or if TLAC requirements as set out below are adopted and implemented in Spain and extended to non-G-SIBs through the imposition of requirements similar to MREL as set out below, then this could create additional minimum requirements for the Bank.

In addition, the EU Banking Reforms establish some exemptions which could allow outstanding senior debt instruments to be used to comply with MREL. However, there is uncertainty regarding the final form of the EU Banking Reforms insofar as such eligibility is concerned and how those regulations and exemptions are to be interpreted and applied. This uncertainty may impact upon the ability of BBVA to comply with its MREL (at both individual and consolidated levels (together, “MRELs”)) by the relevant deadline. In this regard, the EBA submitted on December 14, 2016 its final report on the implementation and design of the MREL framework (the “EBA MREL Report”), which contains a number of recommendations to amend the current MREL framework. Additionally, the EU Banking Reforms contain the legislative proposal of the European Commission for the amendment of the MREL framework and the implementation of the TLAC standards. The EU Banking Reforms propose the amendment of a number of aspects of the MREL framework to align it with the TLAC standards included in the TLAC Principles and Term Sheet. To maintain coherence between the MREL rules applicable to G-SIBs and those applicable to non-G-SIBs, the EU Banking Reforms also propose a number of changes to the MREL rules applicable to non-G-SIBs. While the EU Banking Reforms propose for minimum harmonized or “Pillar 1” MRELs for G-SIBs, in the case of non-G-SIBs, it is proposed that MRELs will be imposed on a bank-specific basis. For G-SIBs, it is also proposed that a supplementary or “Pillar 2” MRELs may be further imposed on a bank-specific basis. The EU Banking Reforms further provide for the resolution authorities to give guidance to an institution to have own funds and eligible liabilities in excess of the requisite levels for certain purposes.

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

Furthermore, in accordance with the EBA MREL Report, the EBA recommends that resolution authorities and competent authorities should engage in active monitoring of compliance with their respective requirements and considers that (i) the powers of resolution authorities to respond to a breach of MREL should be enhanced (which would require resolution authorities to be given the power to require the preparation and execution of an MREL restoration plan, to use their powers to address impediments to resolvability, to request that distribution restrictions be imposed on an institution by a competent authority and to request a joint restoration plan in cases where an institution breaches both MREL and minimum capital requirements); (ii) resolution authorities should assume a lead role in responding to a failure to issue or roll over MREL-eligible debt leading to a breach of MREL; and (iii) if there are both losses and a failure to roll over or issue MREL-eligible debt, both the relevant resolution authority and relevant competent authority should attempt to agree on a joint restoration plan (provided that both authorities believe that the institution is not failing or likely to fail). In addition, under the EBA Guidelines on triggers for use of early intervention measures of May 8, 2015 a significant deterioration in the amount of eligible liabilities and own funds held by an institution for the purposes of meeting its MRELs may put an institution in a situation where conditions for early intervention are met, which may result in the application by the competent authority of early intervention measures.

Further, as outlined in the EBA MREL Report, the EBA’s recommendation is that an institution will not be able to use the same CET 1 capital to meet both MREL and the combined buffer requirements. In addition, the EU Banking Reforms provide that, in the case of the own funds of an institution that may otherwise contribute to the combined buffer requirement where there is any shortfall in MREL, this will be considered as a failure to meet the combined buffer requirement such that those own funds will automatically be used instead to meet that institution’s MRELs and will no longer count towards its combined buffer requirement. Accordingly, this could trigger a limit on discretionary payments (see “—Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”).

Additionally, if the FROB, the SRM or a Relevant Spanish Resolution Authority finds that there could exist any obstacles to resolvability by the Bank and/or the Group, a higher MREL could be imposed.

Moreover, with respect to the EU Banking Reforms, there are uncertainties concerning how the subsidiaries of the Group would be treated in determining the resolution group of the Bank and the applicable MRELs, which may lead to a situation where the consolidated MREL of the Bank would not fully reflect its multiple-point-of-entry resolution strategy.

Any failure or perceived failure by the Bank and/or the Group to comply with its MREL may have a material adverse effect on the Bank’s business, financial conditions and results of operations and could result in the imposition of restrictions or prohibitions on discretionary payments by the Bank, including the payment of dividends and interest or distributions on Additional Tier 1 instruments. There can also be no assurance as to the relationship between the “Pillar 2” additional own funds requirements, the “combined buffer requirement”, the MRELs once implemented in Spain and the restrictions or prohibitions on discretionary payments.

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

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside the participating Member States. Generally, it would apply to certain dealings in securities where at least one party is a financial institution and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a participating Member State.

However, the FTT proposal remains subject to negotiation among the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and participating Member States may decide not to participate.

Law 18/2014, of October 15, introduced a 0.03% tax on bank deposits in Spain. This tax is payable annually by Spanish banks. There can be no assurance that additional national or transnational bank levies or financial transaction taxes will not be adopted by the authorities of the jurisdictions where the Bank operates.

Any levies or taxes imposed on the Bank pursuant to the foregoing or otherwise in any of the jurisdictions where it operates could have a material adverse effect on the Bank′s business, financial condition and results of operations.

Contributions for assisting in the future recovery and resolution of the Spanish banking sector may have a material adverse effect on the Bank’s business, financial condition and results of operations

Law 11/2015 and RD 1012/2015 require Spanish credit institutions, including BBVA, to make at least an annual ordinary contribution to the National Resolution Fund (Fondo de Resolución Nacional), payable on request of the FROB. The total amount of contributions to be made to the National Resolution Fund by all Spanish banking entities must equal at least 1% of the aggregate amount of all deposits guaranteed by the Deposit Guarantee Fund (Fondo de Garantía de Depósitos de Entidades de Crédito) by December 31, 2024. The contribution will be adjusted to the risk profile of each institution in accordance with the criteria set out in Council Implementing Regulation (EU) 2015/81 of December 19, 2014 and RD 1012/2015. The FROB may, in addition, collect extraordinary contributions.

Furthermore, Law 11/2015 also provides for an additional charge (tasa) which shall be used to further fund the activities of the FROB, in its capacity as a resolution authority, which charge shall equal 2.5% of the above annual ordinary contribution to be made to the National Resolution Fund.

Moreover, Commission Delegated Regulation (EU) 2017/2361 of September 14, 2017 establishes the system of contributions to the administrative expenditures of the Single Resolution Board, to be paid by credit institutions in the EU. In addition, since 2016, the Bank has been required to make contributions directly to the EU Single Resolution Fund, once the National Resolution Fund has been integrated into it. See “—Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on the Bank’s business, financial condition and results of operations”.

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

The SSM represents a significant change in the approach to bank supervision at a European and global level, even if it is not expected to result in any radical change in bank supervisory practices in the short term. The SSM has resulted in the direct supervision by the ECB of the largest financial institutions, including the Bank, and indirect supervision of around 3,500 financial institutions. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that form part of the SSM. Several steps have already been taken in this regard, such as (i) the publication of the Supervisory Guidelines, (ii) the approval of the SSM Framework Regulation, (iii) the approval of Regulation (EU) 2016/445 of the ECB of March 14, 2016 on the exercise of options and discretions available in Union law, and (iv) a set of guidelines on the application of CRR’s national options and discretions. In addition, the SSM represents an extra cost for the financial institutions that fund it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund. The new Single Resolution Board started operating on January 1, 2015 and fully assumed its resolution powers on January 1, 2016. The Single Resolution Fund has also been in place since January 1, 2016, funded by contributions from European banks in accordance with the methodology approved by the Council of the European Union. The Single Resolution Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s total liabilities including own funds has been applied to cover capital shortfalls (in line with the BRRD).

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

The Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs

The Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, its operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the EU and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group may deal with entities the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that its employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which it or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on the Group, limits being placed on the Group’s activities, the Group’s authorizations and licenses being revoked, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition. Further, litigation or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows

The Bank’s operations are subject to regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in the various jurisdictions outside Spain where it operates. Regulations in certain jurisdictions where the Bank operates differ in a number of material respects from equivalent regulations in Spain. For example, local regulations may require the Bank’s subsidiaries and affiliates to meet capital requirements that are different from those applicable to the Bank as a Spanish bank, they may prohibit certain activities permitted to be undertaken by the Bank in Spain or they may require certain approvals to be obtained in connection with such subsidiaries and affiliates’ activities. Changes in regulations may have a material effect on the Group’s business and operations, particularly changes affecting Mexico, the United States or Turkey, which are the Group’s most significant jurisdictions by assets other than Spain.

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

Withdrawals of deposits or other sources of liquidity may make it more difficult or costly for the Group to fund its business on favorable terms or cause the Group to take other actions

Historically, one of the Group’s principal sources of funds has been savings and demand deposits. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest-rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside the Group’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors’ funds) or competition from investment funds or other products. The introduction in 2013 of a national tax on outstanding deposits could be negative for the Group’s activities in Spain.

Moreover, there can be no assurance that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which the Group operates, or where such withdrawal specifically affects the Group, the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets. Furthermore, in such an event, the Bank could be subject to the adoption of an early intervention or, ultimately, resolution measure by a Relevant Spanish Resolution Authority pursuant to Law 11/2015 (including, among others but without limitation, the Spanish Bail-in Power (including a Non-Viability Loss Absorption)). See “—Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue”.

In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, there can be no assurance that the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets or taking additional deleverage measures, and could be subject to the adoption of any early intervention or, ultimately, resolution measures by resolution authorities pursuant to Law 11/2015 (including, among others but without limitation, the Spanish Bail-in Power (including a Non-Viability Loss Absorption)).

Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities

The liquidity coverage ratio (“LCR”) is a quantitative liquidity standard developed by the BCBS to ensure that those banking organizations to which this standard is to apply have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The final standard was announced in January 2013 by the BCBS. The LCR has been progressively implemented since 2015 in accordance with the CRR, with banks having to fully comply (100%) with such ratio from January 1, 2018.

The BCBS’s net stable funding ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their on- and off-balance sheet activities that reduces the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that could increase the risk of its failure. The BCBS contemplates that the NSFR, including any revisions, must be implemented by member countries as a minimum standard by January 1, 2018, with no phase-in scheduled. The EU Banking Reforms propose the introduction of a harmonized binding requirement for the NSFR across the EU.

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

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets

The Group’s commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Provisions for Pensions and Similar Obligations” in its consolidated balance sheets included in the Consolidated Financial Statements. For more information, please see Note 25 to the Consolidated Financial Statements.

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

The Bank and certain of its subsidiaries are dependent on their credit ratings and any reduction of their credit ratings could materially and adversely affect the Group’s business, financial condition and results of operations

The Bank and certain of its subsidiaries are rated by various credit rating agencies. The credit ratings of the Bank and such subsidiaries are an assessment by rating agencies of their ability to pay their obligations when due. Any actual or anticipated decline in the Bank’s or such subsidiaries’ credit ratings to below investment grade or otherwise may increase the cost of and decrease the Group’s ability to finance itself in the capital markets, secured funding markets (by affecting its ability to replace downgraded assets with better-rated ones), or interbank markets, through wholesale deposits or otherwise, harm its reputation, require it to replace funding lost due to the downgrade, which may include the loss of customer deposits, and make third parties less willing to transact business with the Group or otherwise materially adversely affect its business, financial condition and results of operations. Furthermore, any decline in the Bank’s or such subsidiaries’ credit ratings to below investment grade or otherwise could breach certain agreements or trigger additional obligations under such agreements, such as a requirement to post additional collateral, which could materially adversely affect the Group’s business, financial condition and results of operations.

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

The Group depends in part upon dividends and other funds from subsidiaries

Some of the Group’s operations are conducted through its financial services subsidiaries. As a result, the Bank’s ability to pay dividends, to the extent the Bank decides to do so, depends in part on the ability of the Group’s subsidiaries to generate earnings and to pay dividends to BBVA. Payment of dividends, distributions and advances by the Group’s subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from the Group’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, the Bank’s right to receive any assets of any of the Group’s subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of subsidiaries’ creditors, including trade creditors. The Group also has to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to the Bank by its subsidiaries (see “—Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”).

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

In the last years, the financial services sector has experienced a significant transformation, closely linked to the development of the Internet and mobile technologies. Part of that transformation involves the entrance of new players, such as non-bank digital providers that compete (and cooperate) between them and with banks in most of the areas of financial services as well as large digital players such as Amazon, Facebook or Apple, who have also started to offer financial services (mainly, payments and credit) ancillary to their core value proposition. However, as of the date of this Annual Report, there is an uneven playing field between banks and such non-bank players. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank players that are only subject to activity-specific regulations or benefit from regulatory uncertainty. In addition, fintech activities are generally subject to additional rules on internal governance when they are carried out within a banking group. For instance, the CRD IV Directive limits the ratio between the variable and the fixed salary that financial institutions can pay to certain staff members identified as risk takers. This places banking groups at a competitive disadvantage for attracting and retaining digital talent and for retaining the founders and management teams of acquired start-ups.

Existing loopholes in the regulatory framework are another source of uneven playing fields between banks and non-bank players. Some new services or business models are not yet covered under existing regulations. In these cases, asymmetries between players arise since regulated providers often face obstacles to engage in unregulated activities. For instance, the EBA has recommended to competent authorities that they prevent credit institutions, payment institutions and e-money institutions from buying, holding or selling virtual currencies.

The Group’s future success may depend, in part, on its ability to use technology to provide products and services that provide convenience to customers. Despite the technological capabilities the Group has been developing and its commitment to digitalization, as a result of the uneven playing field referred to above or for other reasons, the Group may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers, which would adversely affect the Group’s business, financial condition and results of operations.

In addition, companies offering new applications and financial-related services based on artificial intelligence are becoming more competitive. The often lower cost and higher processing speed of these new applications and services can be especially attractive to technologically-adept purchasers. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, machine learning and other advances outside of the Group’s control. If the Group is not able to successfully keep pace with these technological advances, its business may be adversely impacted.

In addition, the project of achieving a European capital markets union was launched by the European Commission as a plan to mobilize capital in Europe, being one of its main objectives to provide businesses with a greater choice of funding at lower costs and to offer new opportunities for savers and investors. These objectives are expected to be achieved by developing a more diversified financial system complementing bank financing with deep and developed capital markets, which may adversely affect the Group’s business, financial condition and results of operations.

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

In addition, responding to the demands of litigation may divert management’s time and attention and financial resources. While the Group provisions such risks based on its assessment of such matters and in accordance with applicable accounting rules, it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could exceed the amount of provisions made for such risks, which, in turn, could have a material adverse effect on the Group’s business, financial condition and results of operations. See “Item 8. Financial information—Consolidated Statements and Other Financial Information—Legal proceedings” and Note 24 to the Bank’s Consolidated Financial Statements for additional information on the Group’s legal, regulatory and arbitration proceedings.

The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations

The Group operates commercial banks and insurance and other financial services companies in various countries and its overall success as a global business depends upon its ability to succeed in differing economic, social and political conditions. The Group is particularly sensitive to developments in Mexico, the United States, Turkey and Argentina, which represented 12.86%, 10.67%, 11.43% and 1.35% of the Group’s assets as at December 31, 2017, respectively.

The Group is confronted with different legal and regulatory requirements in many of the jurisdictions in which it operates. See “―Legal, Regulatory and Compliance Risks―Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows”. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. The Group’s international operations may also expose it to risks and challenges which its local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, political risk which may be particular to foreign investors and limitations on the distribution of dividends.

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

Financial, Reporting and Other Operational Risks

Our financial results, regulatory capital and ratios may be negatively affected by changes to accounting standards

We report our results and financial position in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which has been replaced by the Bank of Spain’s Circular 4/2017 for financial statements as of January 1, 2018 and later, and in compliance with IFRS-IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. In particular, IFRS 9, requires us to record credit losses on loans at inception net of expected loss basis instead of recording credit losses on an incurred loss basis. For further information about developments in financial accounting and reporting standards, see Note 2.3 to the Consolidated Financial Statements (“Recent IFRS pronouncements”).

Weaknesses or failures in the Group’s internal or outsourced processes, systems and security could materially adversely affect its results of operations, financial condition or prospects, and could result in reputational damage

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out by Group employees or against Group companies, are present in the Group’s businesses. These businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on the Group’s results, the reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period. In addition, any breach in security of the Group’s systems could disrupt its business, result in the disclosure of confidential information and create significant financial and legal exposure for the Group. Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of its systems, software, networks and other technology assets, there is no assurance that all of its security measures will provide absolute security. Furthermore, the Group has outsourced certain functions (such as the storage of certain information) to third parties and, as a result, it is dependent on the adequacy of the internal processes, systems and security measures of such third parties. Any actual or perceived inadequacies, weaknesses or failures in the Group’s systems, processes or security or the systems, processes or security of such third parties could damage the Group’s reputation (including harming customer confidence) or could otherwise have a material adverse effect on its business, financial condition and results of operations.

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

Furthermore, the Group is under continuous threat of loss due to cyber-attacks, especially as it continues to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that it faces are e-fraud and breach of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customers’ or the Group’s accounts. A breach of sensitive customer data, such as account numbers, could present significant reputational, legal and/or regulatory costs to the Group.

Over the past few years, there have been a series of distributed denial of service attacks on financial services companies. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks have not been conducted to steal financial data, but meant to interrupt or suspend a company’s internet service. While these events may not result in a breach of client data and account information, the attacks can adversely affect the performance of a company’s website and in some instances have prevented customers from accessing a company’s website. Distributed denial of service attacks, hacking and identity theft risks could cause serious reputational harm. Cyber threats are rapidly evolving and the Group may not be able to anticipate or prevent all such attacks. The Group’s risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, its plans to continue to provide internet banking and mobile banking channels, and its plans to develop additional remote connectivity solutions to serve its customers. The Group may incur increasing costs in an effort to minimize these risks and could be held liable for any security breach or loss.

Additionally, fraud risk may increase as the Company offers more products online or through mobile channels.

In addition to costs that may be incurred as a result of any failure of its IT systems, the Group could face fines from bank regulators if it fails to comply with applicable banking or reporting regulations as a result of any such IT failure or otherwise.

The Group faces security risks, including denial of service attacks, hacking, social engineering attacks targeting its colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect its business or reputation, and create significant legal and financial exposure

The Group’s computer systems and network infrastructure and those of third parties, on which it is highly dependent, are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. The Group’s business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access the Group’s network, products and services, its customers and other third parties may use personal mobile devices or computing devices that are outside of its network environment and are subject to their own cybersecurity risks.

The Group, its customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in the Group’s systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, its customers or of third parties, damage its systems or otherwise materially disrupt the Group’s or its customers’ or other third parties’ network access or business operations. As cyber threats continue to evolve, the Group may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of the Group’s systems and implement controls, processes, policies and other protective measures, the Group may not be able to anticipate all security breaches, nor may it be able to implement guaranteed preventive measures against such security breaches. Cyber threats are rapidly evolving and the Group may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as the Group continues to increase its mobile-payment and other internet-based product offerings and expand its internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of the Group’s systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to the Group’s data may not be disclosed to it in a timely manner.

The Group also faces indirect technology, cybersecurity and operational risks relating to the customers, clients and other third parties with whom it does business or upon whom it relies to facilitate or enable its business activities, including, for example, financial counterparties, regulators and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure, cyber-attack or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including the Group. This consolidation, interconnectivity and complexity increase the risk of operational failure, on both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis. Any third-party technology failure, cyber-attack or other information or security breach, termination or constraint could, among other things, adversely affect the Group’s ability to effect transactions, service its clients, manage its exposure to risk or expand its business.

Cyber-attacks or other information or security breaches, whether directed at the Group or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on its systems has been successful, whether or not this perception is correct, may damage the Group’s reputation with customers and third parties with whom it does business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause the Group serious negative consequences, including loss of customers and business opportunities, significant business disruption to its operations and business, misappropriation or destruction of its confidential information and/or that of its customers, or damage to the Group’s or its customers’ and/or third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in the Group’s security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact its results of operations, liquidity and financial condition.

The Group could be the subject of misinformation

The Group may be the subject of intentional misinformation and misrepresentations deliberately propagated to harm the Group’s reputation or for other deceitful purposes. Such misinformation could also be propagated by profiteering short sellers seeking to gain an illegal market advantage by spreading false information concerning the Group. The Group cannot assure that it will effectively neutralize and contain any false information that may be propagated regarding the Group, which could have an adverse effect on the Group’s business, financial condition and results of operations.

BBVA’s financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although BBVA is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers such as BBVA under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, BBVA maintains its financial accounts and records and prepares its financial statements in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as amended) and in compliance with IFRS-IASB, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed.

The Bank’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial position

The preparation of financial statements in accordance with IFRS-IASB requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include impairment of certain financial assets, the assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments, the useful life and impairment losses of tangible and intangible assets, the valuation of goodwill and purchase price allocation of business combinations, the fair value of certain unlisted financial assets and liabilities, the recoverability of deferred tax assets and the exchange rate and the inflation rate of Venezuela. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for, which could have an adverse effect on the Group’s business, financial condition and results of operations.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.       History and Development of the Company

BBVA’s predecessor bank, BBV (Banco Bilbao Vizcaya), was incorporated as a public limited company (a “sociedad anónima” or S.A.) under the Spanish Corporations Law on October 1, 1988. BBVA was formed following the merger of Argentaria into BBV (Banco Bilbao Vizcaya), which was approved by the shareholders of each entity on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, and operates out of Calle Azul, 4, 28050, Madrid, Spain telephone number +34-91-374-6201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (1345 Avenue of the Americas, 44th Floor, New York, New York 10105 (Telephone: 212-728-1660)). BBVA is incorporated for an unlimited term.

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2015 to the date of this Annual Report were the following:

2017

Acquisition of an additional 9.95% of Garanti

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

Following this acquisition, we held 39.90% of Garanti’s share capital and started to fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity. On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “―2017” above.

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

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and in affiliates. The main capital divestitures from 2015 to the date of this Annual Report were the following:

2017

Agreement for the sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition, at a price of approximately $2,200 million, of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of its Group in Chile whose operations are complementary to the banking business (amongst them, BBVA Seguros de Vida, S.A.). BBVA owns, directly and indirectly, approximately 68.19% of BBVA Chile’s share capital. The offer received does not include BBVA’s stake in the automobile financing companies which are part of the Forum group and in other Chilean entities which are engaged in corporate activities of the BBVA Group.

On December 5, 2017, BBVA accepted the offer and entered into a sale and purchase agreement.

Completion of the transaction is subject to obtaining the relevant regulatory approvals.

Agreement for the creation of a joint venture and transfer of the real estate business in Spain

On November 28, 2017, BBVA reached an agreement with an affiliate of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a joint venture to which the real estate business of BBVA in Spain will be transferred (the “Spun-off Business”). BBVA will contribute the Spun-off Business to a single company (the “Newco”) and will sell 80% of the shares of such Newco to Cerberus at the closing date of the transaction.

The Spun-off Business comprises: (i) foreclosed real estate assets (the “REOs”), with a gross book value of approximately €13,000 million, taking as starting point the situation of the REOs on June 26, 2017; and (ii) the necessary assets and employees to manage the Spun-off Business in an autonomous manner. For the purpose of the agreement with Cerberus, the Spun-off Business was valued at approximately €5,000 million.

Considering the valuation of the Spun-off Business previously mentioned and assuming that all the Spun-off  Business’ REOs on June 26, 2017 will be contributed to the Newco, the sale price for 80% of the shares would amount to approximately €4,000 million. The final price will be determined based on the volume of REOs effectively contributed, which may vary depending on, among other matters, the sales carried out from the date of reference (June 26, 2017) until the date of closing of the transaction.

The consummation of the transaction is subject to obtaining the relevant authorizations from the competent authorities.

2016

In 2016 there were no significant capital divestitures.

2015

Sale of the participation in Citic International Financial Holdings Limited (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its 29.68% participation in Citic International Financial Holdings Limited (“CIFH”) to China CITIC Bank Corporation Limited (“CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. On August 27, 2015, BBVA completed the sale of this participation. The selling price of HK$8,162 million was registered under “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015, the BBVA Group signed an agreement to sell a 4.9% stake in CNCB to UBS AG, London Branch (“UBS”), which in turn entered into transactions pursuant to which such CNCB shares were to be transferred to a third party, with the ultimate economic benefit of ownership of such CNCB shares being transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (collectively, the “Relevant Transactions”). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale. The selling price to UBS was HK$5.73 per share, amounting to a total of HK$13,136 million, equivalent to approximately €1,555 million (with an exchange rate of €/HK$=8.45 as of the date of the closing).

In addition to the sale of this 4.9% stake, the BBVA Group made various sales of CNCB shares in the market during 2015. In total, a participation of 6.34% in CNCB was sold during 2015. The impact of these sales on the Consolidated Financial Statements of the BBVA Group was a gain, net of taxes, of approximately €705 million in 2015. This gain, gross of taxes, was recognized under “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement for 2015. See Note 50 to our Consolidated Financial Statements for additional information.

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

As of December 31, 2017, the BBVA Group had 131,856 employees, 72 million customers, 8,271 branches and 31,688 ATMs and was present in 35 countries. As of such date the BBVA Group was composed of 331 consolidated entities and 76 entities accounted for using the equity method.

The Group is committed to offering a compelling digital proposition and is focused on offering more products online and through mobile channels, improving the functionality of its digital offerings and refining customer experience. In 2017, the number of digital and mobile customers and the volume of digital sales continued to increase.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•         Banking Activity in Spain.

•         Non-Core Real Estate (until March 2017, this operating segment was referred to as Real Estate Activity in Spain).

•         The United States.

•         Mexico.

•         Turkey.

•         South America.

•         Rest of Eurasia.

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

The breakdown of the Group’s total assets by operating segments as of December 31, 2017, 2016 and 2015 is as follows:

	As of December 31,
	2017	2016(1)	2015 (1)
	(In Millions of Euros)
Banking Activity in Spain	319,417	335,847	343,793
Non-Core Real Estate	9,714	13,713	17,122
The United States	80,493	88,902	86,454
Mexico	89,344	93,318	99,591
Turkey	78,694	84,866	89,003
South America	74,636	77,918	70,657
Rest of Eurasia	17,265	19,106	19,579
Subtotal Assets by Operating Segment	669,563	713,670	726,199
Corporate Center and other adjustments	20,495	18,186	23,656
Total Assets BBVA Group	690,059	731,856	749,855

(1)  The figures corresponding to 2016 and 2015 have been restated due to changes in the structure of BBVA’s internal organization in a manner that caused the composition of the reportable segments to change. These changes were not significant.

  The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2017, 2016 and 2015:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2017	2016	2015	2017	2016	2015
	(In Millions of Euros)			(In Percentage)
Banking Activity in Spain	1,381	905	1,080	26	21	24
Non-Core Real Estate	(501)	(595)	(496)	(9)	(14)	(11)
The United States	511	459	517	10	11	11
Mexico	2,162	1,980	2,094	40	46	46
Turkey	826	599	371	15	14	8
South America	861	771	905	16	18	20
Rest of Eurasia	125	151	70	2	4	2
Subtotal operating segments	5,363	4,269	4,541	100	100	100
Corporate Center	(1,844)	(794)	(1,899)
Profit attributable to parent company	3,519	3,475	2,642

               The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2017, 2016 and 2015 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Non-Core Real Estate	The United States	Mexico	Turkey(1)	South America	Rest of Eurasia	Corporate Center	Total	Adjustments (2)	BBVA Group
	(In Millions of Euros)
2017
Net interest income	3,738	71	2,158	5,437	3,331	3,200	180	(357)	17,758	-	17,758
Gross income	6,180	(17)	2,919	7,080	4,115	4,451	468	73	25,270	-	25,270
Net margin before provisions(3)	2,802	(132)	1,061	4,635	2,612	2,444	160	(811)	12,770	-	12,770
Operating profit/(loss) before tax	1,866	(673)	784	2,948	2,147	1,691	177	(2,009)	6,931	-	6,931
Profit attributable to parent company	1,381	(501)	511	2,162	826	861	125	(1,844)	3,519	-	3,519
2016
Net interest income	3,877	60	1,953	5,126	3,404	2,930	166	(455)	17,059	-	17,059
Gross income	6,416	(6)	2,706	6,766	4,257	4,054	491	(31)	24,653	-	24,653
Net margin before provisions(3)	2,837	(130)	863	4,371	2,519	2,160	149	(907)	11,862	-	11,862
Operating profit/(loss) before tax	1,268	(743)	612	2,678	1,906	1,552	203	(1,084)	6,392	-	6,392
Profit attributable to parent company	905	(595)	459	1,980	599	771	151	(794)	3,475	-	3,475
2015
Net interest income	4,015	71	1,811	5,387	2,194	3,202	176	(432)	16,426	(404)	16,022
Gross income	6,803	(28)	2,631	7,081	2,434	4,477	465	(183)	23,680	(318)	23,362
Net margin before provisions(3)	3,363	(154)	825	4,459	1,273	2,498	113	(1,015)	11,363	(109)	11,254
Operating profit/(loss) before tax	1,540	(716)	685	2,772	853	1,814	103	(1,172)	5,879	(1,276)	4,603
Profit attributable to parent company	1,080	(496)	517	2,094	371	905	70	(1,899)	2,642	-	2,642

(1) The information for the year ended December 31, 2015, until July 2015, is presented under management criteria, pursuant to which Garanti’s results have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started consolidating 100% of the Garanti group. See Note 3 to the Consolidated Financial Statements.

(2) Adjustments in 2015 include (i) adjustments made to account for the fact that, until July 2015, in the consolidated financial statements Garanti was accounted for using the equity method rather than using the management criteria referred to above; and (ii) adjustments relating to the reclassification in the fourth quarter of 2015, of certain operating expenses related to technology from the Corporate Center to the Banking Activity in Spain segment. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain segment during 2015.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The following tables set forth information relating to the balance sheet of the main operating segments as of December 31, 2017, 2016 and 2015:

	As of December 31, 2017
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	319,417	80,493	89,344	78,694	74,636	17,265
Loans and advances to customers	188,463	55,122	46,463	53,446	49,870	15,261
Of which:
Residential mortgages	77,366	11,048	8,235	5,113	11,425	1,968
Consumer finance	9,804	6,841	10,883	15,839	10,609	297
Loans	7,845	6,312	6,486	11,047	7,970	282
Credit cards	1,959	529	4,397	4,792	2,640	15
Loans to enterprises	46,259	29,506	18,668	30,459	20,655	11,075
Loans to public sector	15,952	5,133	3,111	1	867	510
Total Liabilities	309,731	77,250	85,950	70,253	69,885	16,330
Customer deposits	177,763	61,357	49,414	44,691	45,492	6,700
Of which:
Current and savings accounts	119,003	44,915	32,232	11,751	22,822	4,176
Time deposits	47,599	11,423	7,669	32,705	18,717	2,254
Other customer funds	6,680	208	4,497	43	4,137	231
Total Equity	9,686	3,243	3,394	8,441	4,751	935

	As of December 31, 2016
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	335,847	88,902	93,318	84,866	77,918	19,106
Loans and advances to customers	187,201	62,000	47,938	57,941	50,333	15,835
Of which:
Residential mortgages	81,659	12,893	8,410	5,801	11,441	2,432
Consumer finance	7,141	7,413	11,286	15,819	10,527	231
Loans	5,374	6,838	6,630	10,734	7,781	217
Credit cards	1,767	575	4,656	5,085	2,745	15
Loans to enterprises	43,472	33,084	18,684	33,836	21,495	12,340
Loans to public sector	18,268	4,594	3,862	-	685	57
Total Liabilities	325,230	84,719	89,244	75,798	73,425	17,705
Customer deposits	180,544	65,760	50,571	47,244	47,684	9,396
Of which:
Current and savings accounts	98,989	49,430	31,112	12,237	23,369	4,442
Time deposits	70,696	13,765	7,048	35,231	20,509	4,773
Other customer funds	5,124	-	5,324	21	4,456	107
Total Equity	10,617	4,183	4,074	9,068	4,493	1,401

	As of December 31, 2015
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	339,775	86,454	99,594	89,003	70,661	23,469
Loans and advances to customers	192,068	60,599	49,075	57,768	44,970	16,143
Of which:
Residential mortgages	85,029	13,182	9,099	6,215	9,810	2,614
Consumer finance	6,126	7,364	11,588	14,156	9,278	322
Loans	4,499	6,784	6,550	9,010	6,774	305
Credit cards	1,627	580	5,037	5,146	2,504	17
Loans to enterprises	43,149	31,882	18,160	31,918	19,896	12,619
Loans to public sector	20,798	4,442	4,197	-	630	216
Total Liabilities	329,195	82,413	93,413	83,246	66,287	22,319
Customer deposits	185,471	63,715	49,553	47,148	41,998	15,053
Current and savings accounts	81,218	45,717	32,165	9,697	21,011	5,031
Time deposits	78,403	14,456	7,049	33,695	16,990	9,319
Other customer funds	14,906	-	5,738	-	4,031	609
Total Equity	10,581	4,041	6,181	5,757	4,374	1,150

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Non-Core Real Estate. The main business units included in this operating segment are:

•         Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•         Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•         Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•         Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds. Loan production to real estate developers that are not in difficulties are also included here.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Total Assets	319,417	335,847	343,793

Loans and advances to customers	188,463	187,201	192,028
Of which:
Residential mortgages	77,366	81,659	85,029
Consumer finance	9,804	7,141	6,207
Loans	7,845	5,374	4,577
Credit cards	1,959	1,767	1,631
Loans to enterprises	46,259	43,472	43,635
Loans to public sector	15,952	18,268	20,892

Customer deposits	177,763	180,544	188,116
Of which:
Current and savings accounts	119,003	98,989	81,270
Time deposits	47,599	70,696	81,048
Other customer funds	6,680	5,124	14,861

Assets under management	62,054	56,147	54,910
Mutual funds	37,992	32,648	31,927
Pension funds	24,022	23,448	22,860
Other placements	40	51	123

Loans and advances to customers of this operating segment as of December 31, 2017 amounted to €188,463 million, a 0.7% increase compared with the €187,201 million recorded as of December 31, 2016, mainly as a result of a €3,074 million increase in repurchase agreements (repos) and other loans, increased activity with clients in France, and a €2,787 million increase in loans to enterprises, of which approximately €800 million related to unimpaired loans transferred from the Non-Core Real Estate operating segment, partially offset by a €4,293 million decrease in residential mortgages continuing the trend of last year.

Customer deposits of this operating segment as of December 31, 2017 amounted to €177,763 million, a 1.5% decrease compared with the €180,544 million recorded as of December 31, 2016, mainly as a result of a €23,097 million decrease in time deposits partially offset by a €20,014 million increase in current and savings accounts. Due to the low interest rate environment and the consequent low profitability of time deposits, there was a transfer from time deposits to current and savings accounts and, to a lesser extent, mutual funds.

Mutual funds of this operating segment as of December 31, 2017 amounted to €37,992 million, a 16.4% increase compared with the €32,648 million recorded as of December 31, 2016, continuing the trend of the previous year. Increased activity in mutual funds was mainly attributable the low return on deposits and the improvement of the markets. Pension funds of this operating segment as of December 31, 2017 amounted to €24,022 million, a 2.4% increase compared with the €23,448 million recorded as of December 31, 2016.

The non-performing asset ratio of this operating segment as of December 31, 2017 was 5.2% compared with 5.8% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio (which reflects the degree to which the impairment of non-performing assets has been covered in the Group’s consolidated financial statements through loan loss provisions) decreased to 50% as of December 31, 2017, from 53% as of December 31, 2016.

Non-Core Real Estate

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It primarily includes lending to real estate developers and foreclosed real estate assets (except for those new loans to developers that are included in the Banking Activity in Spain segment). In November 2017, BBVA reached an agreement with a subsidiary of Cerberus for the creation of a joint venture to which the real estate business of BBVA in Spain will be transferred, which represents the majority of the assets and the business of this operating segment. BBVA will retain a 20% interest in such joint venture, while Cerberus will acquire a 80% interest in exchange of approximately €4,000 million. For additional information on this transaction, see “—History and Development of the Company—Capital Divestitures—2017—Agreement for the creation of a joint venture and transfer of the real estate business in Spain”.

Loans and advances to customers of this operating segment have significantly declined over recent years. As of December 31, 2017, loans and advances to customers amounted to €5,042 million, a 44.4% decrease compared with the €9,070 million recorded as of December 31, 2016.

Non-performing assets of this segment have continued to decline and as of December 31, 2017 and were 4.5 p.p. lower than as of December 31, 2016. The coverage of non-performing and potential problem loans of this segment decreased to 55.6% as of December 31, 2017, compared with 59.4% as of December 31, 2016 of the total amount of real-estate assets in this operating segment.

The number of real estate assets sold amounted to 36,041 units in 2017, 67.2% higher than in 2016.

 The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 92% of the operating segment’s balance sheet as of December 31, 2017. Given its size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Total Assets	80,493	88,902	86,454

Loans and advances to customers	55,122	62,000	60,599
Of which:
Residential mortgages	11,048	12,893	13,182
Consumer finance	6,841	7,413	7,364
Loans	6,312	6,838	6,784
Credit cards	529	575	580
Loans to enterprises	29,506	33,084	31,882
Loans to public sector	5,133	4,594	4,442

Customer deposits	61,357	65,760	63,715
Of which:
Current and savings accounts	44,915	49,430	45,717
Time deposits	11,423	13,765	14,456
Other customer funds	208	-	-

Assets under management	-	-	-

The U.S. dollar depreciated 12.1% against the euro as of December 31, 2017 compared with December 31, 2016, negatively affecting the business activity of the United States operating segment as of December 31, 2017 expressed in euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2017 amounted to €55,122 million, a 11.1% decrease compared with the €62,000 million recorded as of December 31, 2016, mainly due to the depreciation of the U.S. dollar against the euro. Excluding this impact, loans and advances to customers increased by 1.2% driven by an overall increase in commercial loans as well as consumer loans, particularly in residential real estate loans. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” for an explanation on how we exclude the impact of changes in exchange rates when comparing amounts as of two different dates.

Customer deposits of this operating segment as of December 31, 2017 amounted to €61,357 million, a 6.7% decrease compared with the €65,760 million recorded as of December 31, 2016, mainly due to the depreciation of the U.S. dollar against the euro. Excluding this impact, customers deposits increased by 6.2% mainly as a result of a 3.4% increase in current and savings accounts due primarily to marketing efforts, partially offset by a 5.6% decrease in time deposits.

The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.3% compared with 1.5% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio decreased to 104% as of December 31, 2017, from 94% as of December 31, 2016.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

The following table sets forth information relating to the business activity of this operating segment as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Total Assets	89,344	93,318	99,591

Loans and advances to customers	46,463	47,938	49,074
Of which:
Residential mortgages	8,235	8,410	9,099
Consumer finance	10,883	11,286	11,588
Loans	6,486	6,630	6,550
Credit cards	4,397	4,656	5,037
Loans to enterprises	18,668	18,684	18,160
Loans to public sector	3,111	3,862	4,197

Customer deposits	49,414	50,571	49,552
Of which:
Current and savings accounts	32,232	31,112	32,165
Time deposits	7,669	7,048	7,049
Other customer funds	4,497	5,324	5,738

Assets under management	19,472	19,111	21,557
Mutual funds	16,430	16,331	17,894
Pension funds	-	-	-
Other placements	3,041	2,780	3,663

The Mexican peso depreciated 8.0% against the euro as of December 31, 2017 compared with December 31, 2016, negatively affecting the business activity of the Mexico operating segment as of December 31, 2017 expressed in euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2017 amounted to €46,463 million, a 3.1% decrease compared with the €47,938 million recorded as of December 31, 2016, primarily due to the depreciation of the Mexican peso against the euro and, to a lesser extent, prepayments in the commercial portfolio in the fourth quarter of 2017. Assuming constant exchange rates, loans and advances to customers increased by 5.3% explained by overall increases in all the lines, in line with the growth of the Mexican banking system.

Customer deposits of this operating segment as of December 31, 2017 amounted to €49,414 million, a 2.3% decrease compared with the €50,571 million recorded as of December 31, 2016, primarily due to the depreciation of the Mexican peso against the euro. Excluding this impact, customer deposits increased by 6.2% driven by the performance of time deposits and current and savings accounts, supported by the growth of the Mexican banking system.

Mutual funds of this operating segment as of December 31, 2017 amounted to €16,430 million, a 0.6% increase compared with the €16,331 million recorded as of December 31, 2016.

This operating segment’s non-performing asset ratio was 2.3% as of December 31, 2017 and 2016. This operating segment’s non-performing assets coverage ratio decreased to 123% as of December 31, 2017, from 127% as of December 31, 2016.

Turkey

This operating segment comprises the banking and insurance businesses conducted by Garanti and its consolidated subsidiaries.

The following table sets forth information relating to the business activity of this operating segment as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Total Assets	78,694	84,866	89,003

Loans and advances to customers	53,446	57,941	57,768
Of which:
Residential mortgages	5,113	5,801	5,884
Consumer finance	15,839	15,819	15,940
Loans	11,047	10,734	10,607
Credit cards	4,792	5,085	5,332
Loans to enterprises	30,459	33,836	33,472
Loans to public sector	1	-	-

Customer deposits	44,691	47,244	47,148
Of which:
Current and savings accounts	11,751	12,237	11,889
Time deposits	32,705	35,231	35,543
Other customer funds	43	21	25

Assets under management	3,902	3,753	3,620
Mutual funds	1,265	1,192	1,243
Pension funds	2,637	2,561	2,378
Other placements	-	-	-

The Turkish lira depreciated 18.5% against the euro as of December 31, 2017 compared to December 31, 2016, negatively affecting the business activity of the Turkey operating segment as of December 31, 2017 expressed in euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2017 amounted to €53,446 million, a 7.8% decrease compared with the €57,941 million recorded as of December 31, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, loans and advances to customers increased by 13.1% supported by the strong growth showed by the Turkish financial sector mainly as a result of the growth of lending spurred by the government’s Credit Guarantee Fund (CGF) program.

Customer deposits of this operating segment as of December 31, 2017 amounted to €44,691 million, a 5.4% decrease compared with the €47,244 million recorded as of December 31, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, customer deposits grew by 16.0%, above the average of the sector, with current and savings accounts increasing by 17.8%, reaching 26.3% of the total customer deposits and lowering the overall funding costs.

Mutual funds of this operating segment as of December 31, 2017 amounted to €1,265 million, a 6.1% increase compared with the €1,192 million recorded as of December 31, 2016. Excluding the exchange rate effect, there was a 30.1% increase as a result of a greater volume of funds, the increased use of alternative sale channels (including the  implementation of a new e-platform), generally higher share prices and higher interest rates.

Pension funds of this operating segment as of December 31, 2017 amounted to €2,637 million, a 3.0% increase compared with the €2,561 million recorded as of December 31, 2016. Excluding the exchange rate effect, there was a 26.3% increase, mainly as a result of the introduction of a mandatory pension plan by the Turkish government since the beginning of 2017 as well as the implementation of a new e-platform, the positive trend in the economy and higher interest rates.

The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.9% compared with 2.7% as of December 31, 2016.  This operating segment’s non-performing assets coverage ratio decreased to 85% as of December 31, 2017, from 124% as of December 31, 2016. These changes were mainly as a result of increased impairments of wholesale loans.

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

The business units included in the South America operating segment are:

•         Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•         Insurance: includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

In November 2017, BBVA reached an agreement for the sale of BBVA’s stake in BBVA Chile. For additional information, see “—History and Development of the Company—Capital Divestitures—2017—Agreement for the sale of BBVA’s stake in BBVA Chile”.

The following table sets forth information relating to the business activity of this operating segment as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Total Assets	74,636	77,918	70,657

Loans and advances to customers	49,870	50,333	44,970
Of which:
Residential mortgages	11,425	11,441	9,810
Consumer finance	10,609	10,527	9,089
Loans	7,970	7,781	6,585
Credit cards	2,640	2,745	2,504
Loans to enterprises	20,655	21,495	20,084
Loans to public sector	867	685	630

Customer deposits	45,492	47,684	41,998
Of which:
Current and savings accounts	22,822	23,369	21,011
Time deposits	18,717	20,509	16,990
Other customer funds	4,137	4,456	4,229

Assets under management	12,197	11,902	9,729
Mutual funds	5,248	4,859	3,793
Pension funds	6,949	7,043	5,936
Other placements	-	-	-

All the currencies of the countries in which BBVA operates in South America depreciated against the euro as of December 31, 2017, negatively affecting the business activity of the South America operating segment as of December 31, 2017 expressed in euro. See “Item 5.Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Loans and advances to customers of this operating segment as of December 31, 2017 amounted to €49,870 million, a 0.9% decrease compared with the €50,333 million recorded as of December 31, 2016, mainly as a result of the impact of the depreciation of all the currencies of the region. Excluding this impact, loans and advances to customers increased by 11.3%, mainly as a result of a €1,335 million increase in loans to enterprises, and a €1,102 million increase in consumer loans. By country, the main variation was related to Argentina where loans and advances to customers, at constant exchange rates, increased by €2,172 million.

Customer deposits of this operating segment as of December 31, 2017 amounted to €45,492 million, a 4.6% decrease compared with the €47,684 million recorded as of December 31, 2016, mainly as a result of the impact of the depreciation of all the currencies of the region. Excluding this impact, customer deposits increased by 10.2%, mainly as a result of an increase in current and savings accounts. By country, the main variation was related to Argentina where customer deposits, at constant exchange rates, increased by €1,733 million.

Mutual funds of this operating segment as of December 31, 2017 amounted to €5,248 million, an 8.0% increase compared with the €4,859 million recorded as of December 31, 2016, mainly as a result of increased activity in Argentina and Colombia during the first quarter of the year, which more than offset the impact of the depreciation of the currencies of the region.

The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.4% compared with 2.9% as of December 31, 2016, due to weaker economic conditions in the region during the first part of the year, alleviated slightly in the last quarter when the non-performing asset ratio decreased by 8 b.p. This operating segment’s non-performing assets coverage ratio decreased to 89% as of December 31, 2017, from 103% as of December 31, 2016, mainly as a result of the weaker economic conditions during the first part of the year 2017.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Total Assets	17,265	19,106	19,579

Loans and advances to customers	15,261	15,835	16,165
Of which:
Residential mortgages	1,968	2,432	2,614
Consumer finance	297	231	322
Loans	282	217	305
Credit cards	15	15	17
Loans to enterprises	11,075	12,340	12,619
Loans to public sector	510	57	216

Customer deposits	6,700	9,396	12,409
Of which:
Current and savings accounts	4,176	4,442	5,024
Time deposits	2,254	4,773	6,684
Other customer funds	231	107	609

Assets under management	376	366	331
Mutual funds	-	-	-
Pension funds	376	366	331
Other placements	-	-	-

Loans and advances to customers of this operating segment as of December 31, 2017 amounted to €15,261 million, a 3.6% decrease compared with the €15,835 million recorded as of December 31, 2016, mainly as a result of a €1,266 million decrease in loans to enterprises as a result of the loss of certain customers in the Global Finance Asia area.

Customer deposits of this operating segment as of December 31, 2017 amounted to €6,700 million, a 28.7% decrease compared with the €9,396 million recorded as of December 31, 2016, mainly as a result of a €2,520 million decrease in time deposits, mainly as a result of the reclassification of certain customer deposits between this operating segment and the operating segment of Banking Activity in Spain.

Pension funds of this operating segment as of December 31, 2017 amounted to €376 million, a 2.7% increase compared with the €366 million recorded as of December 31, 2016.

The non-performing asset ratio of this operating segment as of December 31, 2017 was 2.4% compared with 2.6% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio decreased to 74% as of December 31, 2017, from 85% as of December 31, 2016.

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

Supervision and Regulation

Since September 2012, significant progress has been made toward the establishment of a European banking union. The banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the SRM. As a further step to a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which intends to provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.

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

The criteria for determining whether a bank is considered significant (and therefore whether it falls under the ECB’s direct supervision) are set out in the SSM Framework Regulation and the SSM Framework Regulation. To qualify as significant, a bank must fulfill at least one of these criteria:

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

As of December 31, 2017, 2016 and 2015 all of the Spanish banks belonging to the BBVA Group were members of the FGD and were thus obligated to make annual contributions to it.

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

According to the Delegated Regulation (EU) 2015/61 issued by the European Commission of October 10, 2014, the LCR ratio came into force in Europe on October 1, 2015, with an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018.

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

Capital Requirements

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework for internationally active banks (the “Basel III capital reforms”). The Basel III capital reforms raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 capital (the “CET1 capital”).

As a Spanish credit institution, we are subject to the CRD IV Directive, through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation regarding the solvency of credit entities is the CRR, which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law has taken place through Royal Decree-Law 14/2013, Law 10/2014, RD 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. On November 23, 2016, the European Commission published a package of proposals, the EU Banking Reforms, including, among others, proposed changes to the CRD IV Directive and CRR in order to increase the resilience of EU institutions and enhance financial stability. The timing for the final implementation of the EU Banking Reforms is unclear.

Among other things, CRD IV established minimum “Pillar 1” capital requirements both on a consolidated and individual basis (which includes a CET1 capital ratio of 4.5%, a Tier 1 capital ratio of 6% and a total capital ratio of 8% of risk-weighted assets). Additionally, CRD IV increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards (being phased-in from 2016 until 2019). The “combined buffer requirement” has introduced five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific countercyclical buffer, (iv) the D-SIB buffer and (v) the systemic risk buffer.

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

The Bank of Spain announced on November 24, 2017 that we are considered a D-SIB, and consequently we will be required to maintain a D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, and the D-SIB buffer applicable to BBVA for 2018 is a CET1 capital ratio of 0.5625% on a consolidated basis.

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

As a result of the most recent SREP carried out by the ECB in 2017, we have been informed by the ECB that, effective from January 1, 2018, we are required to maintain (i) a CET1 phased-in capital ratio of 8.4375% (on a consolidated basis) and 7.875% (on an individual basis); and (ii) a phased-in total capital ratio of 11.9375% (on a consolidated basis) and 11.375% (on an individual basis).

This phased-in total capital ratio of 11.9375% on a consolidated basis includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.875% CET1); and (vi) the D-SIB buffer (0.5625% CET1).

According to Article 48 of Law 10/2014, Article 73 of RD 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any entity not meeting its “combined buffer requirement” is required to determine its MDA as described therein. Until the MDA has been calculated and communicated to the Bank of Spain, where applicable, the relevant entity will be subject to restrictions on (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to Additional Tier 1 Instruments (“discretionary payments”) and, thereafter, any such discretionary payments by that entity will be subject to such MDA limit. Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also restrict the discretionary payments to such MDA. See “Item 3. Key Information ―Risk Factors―Legal, Regulatory and Compliance Risks―Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations” for additional information.

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

Shareholders’ equity, as calculated under BIS rules, is an important metric for the Group. However, for the purpose of allocating capital to operating segments the Group prefers CER. It is risk-sensitive and thus better reflects management policies for the individual businesses and the business portfolio. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

To internal effects of management and pursuit of the operating segments, the Group realizes a capital allocation to each operating segment.

Concentration of Risk

According to the CRR, an institution’s exposure to a client or group of connected clients shall be considered a large exposure where its value is equal to or exceeds 10% of its eligible capital, and such institution shall have sound administrative and accounting procedures and adequate internal control mechanisms for the purposes of identifying, managing, monitoring, reporting and recording all large exposures and subsequent changes to them, in accordance with the CRR. Where an institution is subject to Part Three, Title II, Chapter 3 of the CRR, its 20 largest exposures on a consolidated basis, excluding those exempted from the application of Article 395(1) of the CRR, shall be made available to the competent authorities. Additionally to the aforementioned exposures, an institution shall also report its 10 largest exposures on a consolidated basis to institutions as well as its 10 largest exposures on a consolidated basis to unregulated financial entities, as well as any exposure  to a client or group of connected clients greater than €300 million (before taking into account the effect of credit risk mitigation measures).

The CRR also imposes certain limits to large exposures. In particular, an institution shall not incur an exposure, after taking into account the effect of credit risk mitigation measures, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed the higher of 25% of the institution’s eligible capital or €150 million, provided that the sum of exposure values, after taking into account the effect of credit risk mitigation measures, to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital. Where 25% of an institution’s eligible capital is less than €150 million, the value of the exposure, after taking into account the effect of credit risk mitigation measures, shall not exceed a reasonable limit in terms of the institution’s eligible capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of the CRD IV Directive, to address and control concentration risk. This limit shall not exceed 100% of the institution’s eligible capital.

Legal and Other Restricted Reserves

We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Requirements”.

Impairment on Financial Assets

For a discussion of non-performing loan provisions and credit risk, see Note 2.2.1 to the Consolidated Financial Statements.

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

Although banks are not legally required to seek prior approval from the Bank of Spain or the ECB before declaring interim dividends, we inform them on a voluntary basis upon the declaration of an interim dividend. It should be noted that the ECB recommendation dated December 28, 2017 addressed to, among others, significant supervised entities and significant supervised groups, such as BBVA and its Group, recommends credit institutions to establish dividend policies using conservative and prudent assumptions so that, after any such distribution, they are able to satisfy the applicable capital requirements and any other requirements resulting from the supervisory review and evaluation process (SREP).

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA will be subject to restrictions on discretionary payments, which includes, among others, dividend payments. See “—Capital Requirements”.

Our Bylaws allow for dividends to be paid in cash or in kind as determined by shareholders’ resolution.

Scrip Dividend

As in 2013, 2014, 2015 and 2016, during 2017 a scrip dividend scheme called “Dividend Option” was approved by the annual general meeting of shareholders held on March 17, 2017, whereby a resolution for a capital increase to be charged to voluntary reserves for the implementation of a “Dividend Option” in 2017 was passed. This resolution allowed BBVA to implement one “Dividend Option” in April 2017 and, as a consequence of the execution of the related capital increase, 101,271,338 new ordinary shares were issued.

In connection therewith, BBVA shareholders were given the option to receive all or part of their remuneration in newly issued ordinary shares of BBVA or in cash.

On February 1, 2017 BBVA updated its shareholders’ remuneration policy in order to implement a fully in cash remuneration policy after the execution of the 2017 “Dividend Option”. This fully in cash remuneration is expected to be composed, for each financial year, of an interim dividend and a final dividend, subject to any applicable restrictions and authorizations.

Limitations on Types of Business

Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly. Law 10/2014 and RD 84/2015 established the regulation for governance, authorization, supervision and solvency for credit institutions.

Mortgage Legislation

Law 2/1981, of March 25, on mortgage market, as amended by Law 41/2007, regulates the different aspects of the Spanish mortgage market and establishes additional rules for the mortgage and financial system.

Royal Decree 716/2009, of April 24, implemented several aspects of Law 2/1981. The most significant aspect implemented by Royal Decree 716/2009 was the modification on the loan-to-value ratio requirement intending to improve the quality of Spanish mortgage-backed securities.

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

The main purpose of Royal Decree-Law 1/2015 of February 27 on the “second chance” mechanism is to regulate such mechanism. This allows an individual who has been declared bankrupt to be discharged of outstanding obligations as long as he or she fulfills certain requirements: (i) the bankruptcy proceedings must have concluded, (ii) the debtor must have acted in good faith, the Royal Decree being restrictive as to when a debtor is considered to have acted in good faith, and (iii) the bankruptcy judge has to approve the terms of the discharge (and may revoke his or her approval under certain circumstances upon request of any creditor in the following five years). Discharge from mortgage obligations would only apply to the outstanding debts after the foreclosure, as long as such debts are considered ordinary or subordinate according to the Spanish Insolvency Law. Co-debtors and guarantors, if any, would remain liable.

Law 25/2015, of July 28, on the “second chance” mechanism reducing the financial burden and other measures of a social nature, entered into force on July 30, 2015. The passage through parliament of Royal Decree-Law 1/2015 allowed some new changes to be added, such as introduction of a fee protection account for insolvency managers, limits on the remuneration of insolvency managers and the introduction of greater flexibility to a number of elements of the second chance mechanism.

Royal Decree-Law 1/2017 of January 20, on urgent measures on consumer protection on mortgage interest floor clauses, provides for an extrajudicial procedure pursuant to which consumers may claim from banks amounts that might have been wrongly charged pursuant to interest floor clauses that are deemed to be abusive and null (in light of the judgment of the Court of Justice of the European Union of December 21, 2016).

Royal Decree-Law 5/2017, of March 17, expanded the number of beneficiaries of the Code of Good Practice (established in Royal Decree 6/2012, as modified by Law 1/2013); provided the possibility to those beneficiaries of the suspension of evictions referenced in Law 1/2013 to automatically suspend evictions in certain homes until May 2020; and urged the government to propose, within eight months from its entry into force, policies targeted at facilitating mortgage debtors included in its scope of application to recover their usual residence when such debtors have been subject to a foreclosure proceeding.

Spain is in the process of implementing Mortgage Credit Directive 2014/17/EU. The future law will apply to credits and loans to individuals in connection with residential real estate properties. The most relevant modifications included in the draft law are:

•         the draft law covers credits and loans to individuals in connection with residential real estate properties (including land and the preservation of real estate properties), excluding reverse mortgages;

•         establishes a seven-day period for consumers to evaluate the mortgage-related documents, supervised by a Notary Public (Notario Público);

•         clarifies some controversial issues in which litigation has arisen in the past years (mainly, benchmark interest rates references, foreign currencies submission and default interests);

•         establishes the possible fees that may be charged on borrowers;

•         forbids linked sales; and

•         settles rules regarding the early termination of mortgages based exclusively on the amount of defaulted payments by the borrower (in light of recent court decisions declaring null and void some early termination clauses for their abusive terms).

Consumer Alternative Dispute Resolution Systems For Consumer Disputes

Law 7/2017, of November 4, seeks to ensure access for Spanish and European consumers to independent, impartial, transparent and effective alternative dispute resolution systems. For financial institutions, a specific law shall be passed and financial institutions will be forced to participate in those alternative dispute resolution mechanism.

Payment Accounts

Royal Decree-Law 19/2017 of November 24, implements Directive 2014/92/EU on comparability of fees related to payment accounts, payment account switching and access to basic payment accounts. This Royal Decree-Law:

•         regulates the right of access for legal residents in the EU and conditions for refusal;

•         establishes the services linked to basic payment accounts and the maximum fees that may be charged by banks (which, in Spain, will be set by the Ministry of Economy);

•         introduces changes to the information that should be provided to clients on features, costs, and conditions of services;

•         facilitates account switching;

•         introduces the Fee Information Document (FID) and the Statement of Fees (SoF) which provide information on fees to clients; and

•         establishes that the Bank of Spain may offer free access to websites that provide comparative information on the terms offered by financial entities with respect to payment accounts.

Payment Services

The second Payment Services Directive (EU) 2015/2366 (PSD 2), which had to be implemented by member states by January 13, 2018, is still in the process of being implemented in Spain. The future law will modify the payment service market regulation by regulating the services of payment service providers, account information providers and payment initiation providers, and their relationship with credit institutions, as well as introducing regulatory technical standards for strong customer authentication, among many other changes.

Mutual Fund Regulation

Law 22/2014 of November 12, introduced a new legal regime for private investment entities in order to implement (i) Directive 2011/61/EU of the European Parliament and of the Council of June 8 on Alternative Investment Fund Managers, and (ii) Directive 2013/14/EU of the European Parliament and of the Council of May 21.

Asset Management Activities

Asset management activities in the EU are expected to be significantly impacted by the new regulation referred to below:

•         Regulation (EU) 2017/1131 of the European Parliament and of the Council of June 14, 2017 on money market funds (“MMFs”), which (with the exception of certain articles which are in force since July 20, 2017) will apply from July 21, 2018. The Regulation introduces a broad set of new regulatory measures that apply to MMFs established, managed or marketed in the EU. In light of the perceived systemic risk presented by MMFs, the Regulation aims to make these investment products more resilient and resistant to contagion risks. It does this by imposing rules on eligible assets, portfolio diversification, portfolio maturity and valuation of assets and introduces new categories of MMFs that can offer a constant net asset value per share if they meet certain requirements. The Regulation is meant to be an important step in adopting a uniform set of rules that are designed to ensure that MMFs are, as far as possible, in a position to honor redemption requests from investors, especially during stressed market conditions, and therefore remain a reliable tool for investors’ cash management needs.

•         Proposal for a Regulation (EU) on pan-European Personal Pension Product (“PEPP”). The PEPP is expected to constitute one of the key measures towards the Commission’s project to create a single market for capital in the EU. It aims to provide pension providers with the tools to offer PEPPs outside their national markets, thereby creating a large and competitive EU-level market for personal pensions which allows consumers to voluntarily complement their savings for retirement, while benefitting from solid consumer protection. PEPPs will have the same standard features wherever they are sold in the EU and can be offered by a broad range of providers, such as insurance companies, banks, occupational pension funds, investment firms and asset managers. They will complement existing state-based, occupational and national personal pensions, but not replace or harmonize national personal pension regimes. In accordance with the Proposal, PEPP providers will need to be authorized by the European Insurance and Occupational Pensions Authority (EIOPA).

•         Proposal for a Regulation of the European Parliament and of the Council amending Regulation (EU) No 648/2012 as regards the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for OTC derivatives contracts not cleared by a central counterparty, the registration and supervision of trade repositories and the requirements for trade repositories.

•         Royal Decree 62/2018, of February 9, reduces the maximum fees which may be charged to investors in connection with pension funds and plans and allows them to fully withdraw their savings after ten years of having made them. This Royal Decree introduces other minor changes to the regulation of pension funds and plans in Spain.

Spanish Corporate Enterprises Act

The consolidated text of the Corporate Enterprises Act adopted under Legislative Royal Decree 1/2010, of July 2, repealed the former Companies Act, adopted under Legislative Royal Decree 1564/1989, of December 22. This royal legislative decree has consolidated the legislation for public limited companies (sociedades anónimas) and limited liability companies (sociedades de responsabilidad limitada) in a single text, bringing together the contents of the two aforementioned acts, as well as a part of the Securities Exchange Act.

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

Spanish Auditing Law

Law 22/2015, of July 20, on Auditing, adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of April 16, amending Directive 2006/43/EC of the European Parliament and of the Council of May 17, on statutory audits of annual accounts and consolidated accounts, to the extent that they were inconsistent. Together with this Directive, approval was also given to Regulation (EU) nº 537/2014 of the European Parliament and of the Council, of April 16, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the fundamental legal regime that should govern audit activity in the European Union. Law 22/2015 regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations.

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

In this respect, liabilities eligible for bail-in are all the institution’s liabilities that are not expressly excluded or have not been excluded further to a decision by the FROB. These liabilities shall be susceptible to amortization or conversion into capital for the internal recapitalization of the institution concerned. Among the liabilities excluded are deposits guaranteed by the Deposit Guarantee Fund (up to €100,000) and liabilities incurred with employees, trade creditors and the tax or social security authorities.

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

For additional information on Law 11/2015, see “Item 3. Key Information―Risk Factors―Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue”.

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

The main novelties of this new regime are the following: (i) private limited liability companies (sociedades limitadas or S.L.s) can issue and guarantee standard debt securities issuances capped at twice their own funds, (ii) the quantitative limit on debt issuances by non-listed public limited liability companies (sociedades anónimas or S.A.s) is removed, (iii) the management body of an issuer is authorized to approve standard debt securities issuances which do not yield part of the profits, unless stated otherwise in the issuer’s articles of association and (iv) it is clarified that it is unnecessary to appoint a commissioner and set up a syndicate of bondholders in debt issuances governed by foreign law and aimed at international markets.

U.S. Regulation

BBVA is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, BBVA is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). BBVA has also elected to become a financial holding company. BBVA’s New York branch is supervised by the Federal Reserve through the Federal Reserve Bank of New York, as well as licensed and supervised by the New York State Department of Financial Services. BBVA Compass, including its main bank subsidiary Compass Bank, is regulated extensively under U.S. federal and state law. In addition, certain of BBVA Compass’ non-bank subsidiaries are subject to regulation under U.S. federal and state law.

The legislative, regulatory and supervisory framework in the United States governing the financial services sector has undergone significant change since the financial crisis and the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) . Moreover, the intensity of supervisory and regulatory scrutiny has also increased.

   While most of the changes required by the Dodd-Frank Act that impact BBVA and its subsidiaries have been implemented or are expected to follow a known trajectory, new changes under the Donald J. Trump administration may be forthcoming, and the exact nature and impact of such changes cannot yet be determined with complete certainty. President Trump has issued an executive order that sets forth principles for the reform of the federal financial regulatory framework, and the Republican majority in Congress has also suggested an agenda for financial regulatory change. It is too early to assess whether there will be any major changes in the regulatory environment or merely a rebalancing of the post-financial crisis framework. We expect that BBVA Compass’ business will remain subject to extensive regulation and supervision.

Financial Regulatory Authorities

Owing to its status as a bank holding company, BBVA’s direct and indirect activities and investments in the United States are limited to banking activities and certain non-banking activities that are “closely related to banking,” as determined by the Federal Reserve, and certain other activities permitted under the BHC Act. BBVA also is required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting securities of any U.S. bank or bank holding company. A bank holding company is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation may result in a requirement for BBVA, as controlling shareholder, to inject capital into its U.S. bank subsidiary. BBVA’s U.S. branches and agencies are also subject to additional liquidity requirements, and in certain cases the entirety of BBVA’s U.S. operations are subject to additional risk management requirements. In addition, BBVA is subject to requirements related to the adequacy and reporting of its home country capital and stress testing standards.

The Federal Reserve’s Regulation YY requires foreign banking organizations with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”). BBVA Compass Bancshares, Inc.  is our designated IHC and holds all of BBVA’s U.S. bank and nonbank subsidiaries, including BBVA’s U.S. bank subsidiary, Compass Bank. BBVA Compass Bancshares, Inc. is a bank holding company within the meaning of the BHC Act, has elected to become a financial holding company, and is subject to supervision and regulation by the Federal Reserve through the Federal Reserve Bank of Atlanta.  BBVA Compass Bancshares, Inc.  is subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. As a bank holding company, it must also act as a source of strength to its bank subsidiaries. BBVA Compass Bancshares, Inc. is also subject to the Alabama State Banking Department’s requirements for bank holding companies that hold Alabama state-chartered banks, like Compass Bank, under the bank holding company laws of the State of Alabama. BBVA Compass Bancshares, Inc. is also subject to supervision and regulation by the Consumer Financial Protection Bureau (“CFPB”).

Compass Bank is subject to supervision and regulation by a variety of U.S. regulatory agencies. Compass Bank is an Alabama state-chartered bank, is a member of the Federal Reserve System, and has branches in Alabama,

Arizona, California, Colorado, Florida, New Mexico, and Texas. Compass Bank is supervised and examined by the Federal Reserve, the Alabama State Banking Department and, with respect to consumer financial laws and regulations, the CFPB. In addition, certain aspects of Compass Bank’s branch operations in Arizona, California, Colorado, Florida, New Mexico, and Texas are subject to examination by the respective state banking regulators in such states. Compass Bank is a depository institution insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation (the “FDIC”).

BBVA Bancomer, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve.

Bancomer Transfer Services, Inc., a non-banking affiliate of BBVA and a direct subsidiary of BBVA Bancomer USA, Inc., is licensed as a money transmitter by the State of California Department of Business Oversight, the Texas Department of Banking, and certain other state regulatory agencies. Bancomer Transfer Services, Inc. is also registered as a money services business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

BBVA’s indirect U.S. broker-dealer subsidiary, BBVA Securities Inc. (“BSI”), is subject to regulation and supervision by the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”) with respect to its securities activities, as well as various U.S. state regulatory authorities. Additionally, the securities underwriting and dealing activities of BSI are subject to regulation and supervision by the Federal Reserve.

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

BBVA is provisionally registered as a “swap dealer” as defined in the Commodity Exchange Act and the regulations promulgated thereunder  with the U.S. Commodity Futures Trading Commission (the “CFTC”), which subjects BBVA to regulation and supervision by the CFTC. BBVA’s world-wide swap activities are also subject to regulations adopted by the European Commission pursuant to the European Market Infrastructure Regulation (“EMIR”) and the EU’s Markets in Financial Instruments Directive (“MiFID”) and other European regulations and directives. Compass Bank (and other entities of the BBVA Group) may register as a swap dealer if required by its swap activities or if it is determined to be beneficial to its business.

Currently, BBVA does not anticipate that it will be required to register as a “security-based swap dealer” with the SEC, once such registration requirement comes into effect.

Enhanced Prudential Standards

The Federal Reserve has imposed greater risk-based and leverage capital requirements, liquidity requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies with $50 billion or more in total consolidated assets. Under the enhanced prudential standard regulations applicable to foreign banking organizations with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies, BBVA designated BBVA Compass Bancshares, Inc. as its IHC. As BBVA’s IHC, BBVA Compass Bancshares, Inc. is subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. BBVA’s U.S. branches and agencies (and in certain cases, the entire U.S. operations of BBVA) are also subject to liquidity buffer and risk management requirements. In addition, BBVA is subject to requirements related to the adequacy and reporting of its home country capital and stress testing standards. The Federal Reserve has proposed but not yet finalized the single-counterparty credit limits requirements and an early remediation framework for large U.S. bank holding companies and large FBOs with respect to their combined U.S. operations. The proposed rule would apply both to BBVA Compass and to the combined U.S. operations of BBVA with different levels of stringency.

The U.S. Congress is currently considering a bill that would raise the total consolidated asset threshold for certain enhanced prudential standards from $50 billion to $250 billion. The bill would exempt bank holding companies with consolidated assets of less than $100 billion from these enhanced prudential standards, effective immediately upon enactment of the bill. Bank holding companies with consolidated assets between $100 billion to $250 billion would be exempt from these enhanced prudential standards following an 18-month period, unless the Federal Reserve either determined to apply some or all of these standards to some or all such bank holding companies or to subject such bank holding companies to less stringent versions of these standards. Currently the bill does not specifically address whether the threshold for enhanced prudential standards applicable to IHCs, such as BBVA Compass Bancshares, Inc., would also be raised.  It is too early to tell whether this bill will become law and how it will affect the threshold for enhanced prudential standards applicable to IHCs.

Capital

BBVA Compass Bancshares, Inc. and Compass Bank are subject to the U.S. Basel III capital rule (“U.S. Basel III”), which is based on the Basel III regulatory capital standards established by the Basel Committee. Certain aspects of U.S. Basel III, such as the minimum capital ratios and the methodology for calculating risk-weighted assets, became effective on January 1, 2015 for BBVA Compass Bancshares, Inc. and Compass Bank. The minimum regulatory capital ratios under U.S. Basel III for bank holding companies are the following: Common Equity Tier 1 risk-based capital ratio of 4.5%; Tier 1 risk-based capital ratio of 6.0%; Total risk-based capital ratio of 8.0%; and Tier 1 leverage ratio of 4.0%.

Other aspects of the rule, such as a capital conservation buffer and certain regulatory deductions from and adjustments to capital, are being phased in over several years. The phase in period for the capital conservation buffer began on January 1, 2016, with an initial phase-in amount of greater than 0.625%. The phase-in amount for 2017 was greater than 1.25%.  The required capital conservation buffer is greater than 1.875% in 2018. The capital conservation buffer will fully phase-in at greater than 2.5% beginning on January 1, 2019. Failure to maintain the capital conservation buffer will result in increasingly stringent restrictions on a banking organization’s ability to make dividend payments and other capital distributions and pay discretionary bonuses to executive officers.

U.S. Basel III also revised the capital thresholds for the prompt corrective action framework for insured depository institutions. Under the prompt corrective action framework, U.S. federal banking regulators rate insured depository institutions on the basis of five capital categories: “well-capitalized” (the highest rating), “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized” (the lowest rating). The federal banking regulators are required to take mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to insured depository institutions in the three undercapitalized categories. The severity of those actions would depend upon the capital category to which the insured depository institution is assigned. To qualify as “well capitalized,” Compass Bank must maintain a Common Equity Tier 1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8.0%, a Total risk-based capital ratio of at least 10.0%, and a Tier 1 leverage ratio of at least 5.0%, and not be subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the U.S. Basel III capital rule. For purposes of the Federal Reserve’s Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as BBVA Compass Bancshares, Inc., must maintain a Tier 1 Risk-Based Capital Ratio of 6 percent or greater and a Total Risk-Based Capital Ratio of 10 percent or greater to be well-capitalized.  If the Federal Reserve Board were to apply the same or a very similar well-capitalized standard to bank holding companies as that applicable to Compass Bank, BBVA Compass Bancshares Inc.’s capital ratios as of December 31, 2017 would exceed such revised well-capitalized standard.

Total Loss-Absorbing Capital and Long-Term Debt Requirements

The Federal Reserve’s final rule on the TLAC of U.S. G-SIBs and the IHCs of non-U.S. G-SIBs does not apply since neither the BBVA Compass nor BBVA are G-SIBs and are therefore not subject to the rule.

Annual Capital Plans and Stress Testing

Under enhanced prudential standards applicable to bank holding companies with $50 billion or more of total consolidated assets, BBVA Compass is required to submit annual capital plans to the Federal Reserve and generally may pay dividends and make other capital distributions only in accordance with a capital plan as to which the Federal Reserve has not objected. Under the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”) process, BBVA Compass’ capital plan must include an assessment of the expected uses and sources of capital over a forward-looking planning horizon of at least nine quarters, a detailed description of BBVA Compass’ process for assessing capital adequacy, BBVA Compass’ capital policy, and a discussion of any expected changes to BBVA Compass’ business plan that are likely to have a material impact on its capital adequacy or liquidity. Based on a quantitative assessment, including a supervisory stress test conducted as part of the CCAR process, the Federal Reserve will either object to BBVA Compass’ capital plan, in whole or in part, or provide a notice of non-objection to BBVA Compass. If the Federal Reserve objects to a capital plan, BBVA Compass may not make any capital distribution other than those with respect to which the Federal Reserve has indicated its non-objection.

Under revised CCAR rules that became effective on March 6, 2017, the Federal Reserve is no longer allowed to object to the capital plans of large and noncomplex bank holding companies, including BBVA Compass, on a qualitative, as opposed to quantitative, basis. Instead, the Federal Reserve may evaluate the strength of BBVA Compass’ qualitative capital planning process through the regular supervisory process and targeted horizontal reviews of particular aspects of capital planning.

In addition to capital planning requirements BBVA Compass and Compass Bank are subject to stress testing requirements under the Federal Reserve’s enhanced prudential standards rule and the Dodd-Frank Act. BBVA Compass must conduct semi-annual company-run stress tests and is subject to an annual supervisory stress test conducted by the Federal Reserve.

For the capital plan and stress test cycle that began January 1, 2017, BBVA Compass submitted its capital plan to the Federal Reserve by April 5, 2017 and the Federal Reserve published summary results on June 28, 2017. The Federal Reserve did not object to BBVA Compass’ 2017 capital plan. For the capital plan and stress test cycle beginning January 1, 2018, BBVA Compass is required to submit its capital plan to the Federal Reserve by April 5, 2018 and the Federal Reserve is required to publish summary results by June 30, 2018. Although management believes that the capital plan that BBVA Compass plans to submit is reasonable and fiscally sound, BBVA Compass can make no assurances that the Federal Reserve will not object to BBVA Compass’ capital plan.

Liquidity

The Federal Reserve and other federal banking regulators have issued liquidity coverage ratio (“LCR”) requirements, which are based on the Basel Committee’s LCR standard and are designed to ensure that covered banking organizations have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. This standard’s objective is to promote the short-term resilience of the liquidity risk profile of banking organizations. As a consolidated U.S. bank holding company with total assets of $50 billion or more that is not an advanced approaches bank holding company, BBVA Compass is subject to a modified version of the LCR, pursuant to which, as of January 1, 2017, BBVA Compass has been required to maintain a minimum of 100% of the fully phased-in modified LCR. In addition, effective October 1, 2018, BBVA Compass will be required to disclose certain quantitative and qualitative information related to its LCR calculation after each calendar quarter.

On June 1, 2016, the Federal Reserve and other federal banking regulators proposed a rule to implement a net stable funding ratio (“NSFR”), which is based on additional quantitative liquidity standards developed by the Basel Committee and is designed to ensure that an institution maintains sufficiently stable funding over a one-year time horizon. The proposal includes a modified, less stringent version of the NSFR that would apply to consolidated U.S. bank holding companies with total assets of $50 billion or more that are not advanced approaches bank holding companies, such as BBVA Compass.

Resolution Planning

Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit annually a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). For foreign-based companies subject to these resolution planning requirements, such as BBVA, the Title I Resolution Plan relates to subsidiaries, branches, agencies and businesses that are domiciled in, or whose activities are carried out in whole or in material part in, the United States. BBVA filed its last Title I Resolution Plan in December 2015 and is required to file its next Title I Resolution Plan on or before December 31, 2018. In addition, Compass Bank is subject to the FDIC rule requiring insured depository institutions with total assets of $50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act.

Volcker Rule

The Volcker Rule prohibits an insured depository institution, such as Compass Bank, and its affiliates from (1) engaging in “proprietary trading” and (2) investing in or sponsoring certain types of funds (covered funds) subject to certain limited exceptions. The final rules contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In the case of non-U.S. banking entities, such as BBVA, there is also an exemption permitting activities conducted solely outside of the United States, provided that certain criteria are satisfied. The final Volcker Rule regulations impose significant compliance and reporting obligations on banking entities. BBVA Compass is subject to the enhanced compliance program under the Volcker Rule but does not expect to be required to report metrics to the regulators. BBVA is of the view that the impact of the Volcker Rule is not material to its business operations.

Derivatives

Title VII of the Dodd-Frank Act amended the Commodity Exchange Act and the Securities Exchange Act of 1934 to establish a comprehensive framework for the regulation of over-the-counter (“OTC”) derivatives by the CFTC and the SEC, including by imposing mandatory clearing, exchange trading and transaction reporting requirements on such derivatives.  In addition, Title VII required the CFTC and SEC to adopt rules regarding the registration of certain entities that deal or are major market participants in certain OTC derivatives, as well as rules imposing capital, margin, business conduct, record keeping and other requirements on such entities. While the CFTC has completed the majority of its regulations in this area, most of which are in effect, the SEC has not yet adopted a number of its Title VII regulations. In December 2016, the CFTC reproposed regulations to impose position limits on certain futures and option contracts in specified energy, metal and agricultural commodities and for economically equivalent swaps.  This proposal has not yet been finalized. In addition, the Federal Reserve, FDIC, Office of the Comptroller of the Currency, the Farm Credit Administration and the Federal Housing Finance Agency adopted final rules establishing initial and variation margin requirements for non-cleared swaps and security-based swaps between certain entities, while the CFTC adopted final rules establishing initial and variation margin requirements for non-cleared swaps between certain entities. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still being phased in, generally based on the transactional volume of the parties and their affiliates.

In general, as a non-U.S. swap dealer, BBVA is not subject to all CFTC requirements, including certain business conduct standards, when entering into swaps with non-U.S. counterparties.  In addition, subject to conditions, BBVA may comply with EU OTC derivatives requirements in lieu of some CFTC requirements, including portfolio reconciliation, portfolio compression and trade confirmation requirements, pursuant to substituted compliance determinations issued by the CFTC.

Deposit Insurance and Assessments

Deposits at Compass Bank are insured by the Deposit Insurance Fund (“DIF”) as administered by the FDIC, up to the applicable limits established by law. The DIF is funded through assessments on banks, such as Compass Bank.  Changes in the methodology used to calculate these assessments resulting from the Dodd-Frank Act increased the assessments that Compass Bank is required to pay to the FDIC.  In addition, in March 2016, the FDIC issued a final rule imposing a surcharge on the assessments of insured depository institutions with total consolidated assets of $10 billion or more, such as Compass Bank, to raise the DIF’s reserve ratio. These surcharges will cease on

December 31, 2018.  The FDIC also collects Financing Corporation deposit assessments, which are calculated off of the assessment base established by the Dodd-Frank Act. Compass Bank pays the DIF assessment, less offset available by means of prepaid assessment credits, as well as the Financing Corporation assessments.

Revised Supervisory Rating System and Corporate Governance Requirements for Large Financial Institutions

In August 2017, the Federal Reserve issued a proposal to revise its supervisory rating system for “Large Financial Institutions”, the definition of which includes financial institutions with total consolidated assets of at least $50 billion which are not considered to be systemically important. The revised supervisory rating system, if finalized, would apply to, among other entities, IHCs established pursuant to the Federal Reserve’s Regulation YY, including BBVA Compass. Under the proposal, Large Financial Institutions would receive separate ratings from the Federal Reserve for (1) capital planning and positions, (2) liquidity risk management and positions and (3) governance and controls. Each of these component areas would receive one of the following four ratings: (i) Satisfactory, (ii) Satisfactory Watch, (iii) Deficient-1, and (iv) Deficient-2. As proposed, a covered company would have to maintain a rating of “Satisfactory” or “Satisfactory Watch” for each of the three components to be considered “well managed.” Existing statutes and regulations provide benefits to firms considered to be “well managed,” such as the ability to engage in additional permitted activities. Also in August 2017, the Federal Reserve issued proposed guidance intended to enhance the effectiveness of boards of directors and refocus the Federal Reserve’s supervisory expectations for boards of directors on their core responsibilities, and also to delineate between roles and responsibilities for boards of directors and for senior management. Although the proposed guidance would not directly apply to BBVA Compass, the Federal Reserve solicited comments on how the guidance could be adapted to apply to IHC, signaling that BBVA Compass could fall within the scope of a related future proposal.

Transactions with Affiliates and Insiders

The Dodd-Frank Act broadened the application of Sections 23A and 23B of Federal Reserve Act, although the Federal Reserve has not yet implemented such changes in Regulation W (“Reg W”). Reg W places various qualitative and quantitative restrictions on BBVA and its non-bank subsidiaries with regard to borrowing or otherwise obtaining credit from their U.S. banking affiliates or engaging in certain other transactions involving those subsidiaries. Such transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral, are subject to quantitative limitations. Under the Dodd-Frank Act changes, credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements are subject to the collateral and quantitative limitations. The Reg W restrictions also apply to certain transactions of BBVA’s New York branch with certain of its affiliates.

Consumer Protection Regulations

The regulations that the CFPB may adopt could affect the nature of the consumer activities that BBVA Compass Bancshares, Inc., Compass Bank and BBVA’s New York branch may conduct, and may impose restrictions and limitations on the conduct of such activities. The CFPB has promulgated many mortgage-related rules since it was established under the Dodd-Frank Act, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, Home Mortgage Disclosure Act requirements and appraisal and escrow standards for higher-priced mortgages. These rules have created operational and strategic challenges for Compass Bank, as it is both a mortgage originator and a servicer.

Durbin Amendment’s Rules Affecting Debit Card Interchange Fees

Under the Durbin Amendment to the Dodd-Frank Act, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction, a 1 cent fraud prevention adjustment, and 5 basis points multiplied by the value of the transaction.

Incentive Compensation Regulations and Other Regulations Applicable to SEC-regulated Entities

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

Anti-Money Laundering; Office of Foreign Assets Control

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering. In particular, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, requires financial institutions operating in the United States to, among other things, (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting due diligence, and “know your customer” standards for private banking and correspondent banking relationships, (iii) scrutinize the beneficial ownership and activity of certain non-U.S. and private banking customers (especially for so-called politically exposed persons), and (iv) develop and maintain anti-money laundering programs, customer identification procedures, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement compliance programs with respect to the sanctions programs administered by the Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Cybersecurity

In October 2016, the federal banking regulators issued an advance notice of proposed rulemaking regarding enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including BBVA Compass and its U.S. bank subsidiaries. The proposed standards would expand existing cybersecurity regulations and guidance to focus on cyber risk governance and management; management of internal and external dependencies; and incident response, cyber resilience and situational awareness. In addition, the proposal contemplates more stringent standards for institutions with systems that are critical to the financial sector.

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

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, one of which remains outstanding while another one was cancelled on January 1, 2017. For the year ended December 31, 2017, no fees and/or commissions have been recorded in connection with these counter indemnities. In addition, during this period the BBVA Group incurred in deferral commissions expenses of $334.92 in connection with the outstanding counter indemnity and cancellation expenses of $138.80 in connection with the other counter indemnity. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. In accordance with Council Regulation (EU) Nr. 267/2012 of March 23, 2012, any payments of amounts due to Bank Melli under these counter indemnities were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating the outstanding counter indemnity as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for one employee of the Iranian embassy in Spain and, until 2017, it maintained bank accounts in Spain for a former employee of the Iranian embassy in Spain. Both employees are Spanish citizens. Estimated gross revenues for the year ended December 31, 2017, from embassy-related activity, which include fees and/or commissions, did not exceed $2,628.34. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

C.   Organizational Structure

As of December 31, 2017, the BBVA Group was composed of 331 consolidated entities and 76 entities accounted for using the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Peru, Poland, Portugal, Spain, Switzerland, Turkey, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2017.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(in Percentages)		(In Millions of Euros)
BBVA BANCOMER	Mexico	Bank	100.00	100.00	79,732
GARANTI	Turkey	Bank	49.85	49.85	69,738
COMPASS BANK	The United States	Bank	100.00	100.00	62,075
BANCO CONTINENTAL, S.A.	Peru	Bank	92.24	46.12	19,320
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.19	68.19	17,982
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	Spain	Insurance	99.96	99.96	17,890
BBVA COLOMBIA, S.A.	Colombia	Bank	95.47	95.47	15,718
BBVA BANCO FRANCES, S.A.	Argentina	Bank	66.55	66.55	8,957
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	Portugal	Bank	100.00	100.00	4,687
GARANTIBANK INTERNATIONAL NV	Netherlands	Bank	100.00	100.00	4,101
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	Mexico	Insurance	100.00	100.00	3,924
SEGUROS BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	Mexico	Insurance	100.00	100.00	2,980

(1)        Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2017.

D.   Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,019 branch offices in Spain and, principally through our various subsidiaries, 5,252 branch offices abroad as of December 31, 2017. As of December 31, 2017, approximately 67% of our branches in Spain and 69% of our branches abroad (65% excluding those branches relating to the Garanti group) were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2017			Year Ended December 31, 2016			Year Ended December 31, 2015
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	33,917	83	0.25%	26,209	10	0.05%	23,542	2	0.02%
Debt securities and derivatives	177,164	4,724	2.67%	202,388	5,072	2.51%	211,589	4,673	2.21%
Domestic	110,491	1,089	0.99%	133,009	1,772	1.33%	143,760	1,947	1.35%
Foreign	66,673	3,636	5.45%	69,379	3,300	4.76%	67,829	2,726	4.02%
Loans and receivables	444,518	24,003	5.40%	454,299	22,301	4.91%	421,300	19,881	4.72%
Loans and advances to central banks	10,945	258	2.36%	15,326	229	1.50%	12,004	140	1.17%
Loans and advances to credit institutions	26,420	485	1.83%	28,078	218	0.78%	27,171	270	0.99%
Loans and advances to customers	407,153	23,261	5.71%	410,895	21,853	5.32%	382,125	19,471	5.10%
In euros	196,893	3,449	1.75%	201,967	3,750	1.86%	196,987	4,301	2.18%
Domestic	187,281	3,377	1.80%	192,186	3,685	1.92%	192,508	4,285	2.23%
Foreign	9,612	72	0.75%	9,781	65	0.66%	4,479	16	0.37%
In other currency	210,261	19,812	9.42%	208,928	18,104	8.67%	185,139	15,170	8.19%
Domestic	15,329	403	2.63%	15,355	348	2.27%	14,923	284	1.91%
Foreign	194,932	19,409	9.96%	193,573	17,756	9.17%	170,216	14,886	8.75%
Other assets(2)	48,872	485	0.99%	52,748	325	0.62%	49,128	226	0.46%
Total average assets (3)	704,471	29,296	4.16%	735,645	27,708	3.77%	705,559	24,783	3.51%

(1)        Rates have been presented on a non-taxable equivalent basis.

(2)        Includes “Hedging derivatives”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures, associates and unconsolidated subsidiaries”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets” and “Non-current assets and disposal groups held for sale”.

(3)        Foreign activity represented 46.99% of the total average assets for the year ended December 31, 2017, 49.84% for the year ended December 31, 2016 and 41.86% for the year ended December 31, 2015.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2017			Year Ended December 31, 2016			Year Ended December 31, 2015
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	90,619	2,212	2.44%	101,975	1,866	1.83%	99,289	1,559	1.57%
Customer deposits	392,057	7,007	1.79%	398,851	5,944	1.49%	366,249	4,390	1.20%
In euros	186,261	461	0.25%	195,310	766	0.39%	187,721	1,024	0.55%
Domestic	176,429	447	0.25%	185,046	739	0.40%	182,351	1,015	0.56%
Foreign	9,832	14	0.14%	10,264	26	0.26%	5,370	9	0.17%
In other currency	205,796	6,546	3.18%	203,541	5,178	2.54%	178,528	3,366	1.89%
Domestic	12,076	95	0.78%	11,543	39	0.34%	9,529	(53)	(0.55)%
Foreign	193,720	6,451	3.33%	191,998	5,139	2.68%	168,999	3,419	2.02%
Debt certificates	84,221	1,631	1.94%	89,876	1,738	1.93%	89,672	1,875	2.09%
Other liabilities (2)	82,699	687	0.83%	89,328	1,101	1.23%	96,049	936	0.97%
Total average liabilities	649,597	11,537	1.78%	680,029	10,648	1.57%	651,259	8,760	1.35%
Shareholders' equity	54,874	-	-	55,616	-	-	54,300	-	-
Total average liabilities and equity (3)	704,471	11,537	1.64%	735,645	10,648	1.45%	705,559	8,760	1.24%

(1)        Rates have been presented on a non-taxable equivalent basis.

(2)        Includes “Financial liabilities held for trading”, “Hedging derivatives”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Liabilities under insurance and reinsurance contracts”, “Provisions”, “Tax liabilities”, “Other liabilities”, “Liabilities included in disposal groups classified as held for sale”.

(3)        Foreign activity represented 46.99% of the total average liabilities for the year ended December 31, 2017, 45.62% for the year ended December 31, 2016 and 41.86% for the year ended December 31, 2015.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for 2017 compared with 2016, and 2016 compared with 2015. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	2017/2016
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	3	71	74
Securities portfolio and derivatives	(632)	285	(347)
Loans and advances to central banks	(66)	94	29
Loans and advances to credit institutions	(13)	279	266
Loans and advances to customers	(199)	1,606	1,408
In euros	(94)	(206)	(301)
Domestic	(94)	(214)	(308)
Foreign	(0)	7	7
In other currencies	115	1,593	1,708
Domestic	(1)	56	55
Foreign	116	1,537	1,653
Other assets	(24)	184	160
Total income	(931)	2,519	1,588
Interest expense
Deposits from central banks and credit institutions	(208)	554	346
Customer deposits	(101)	1,164	1,063
In euros	(35)	(269)	(305)
Domestic	(34)	(258)	(292)
Foreign	(1)	(12)	(13)
In other currencies	57	1,311	1,368
Domestic	2	54	56
Foreign	56	1,256	1,312
Debt certificates	(109)	3	(106)
Other liabilities	(82)	(332)	(414)
Total expense	(500)	1,389	889
Net interest income	(431)	1,130	699

(1)     The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)    The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2016/2015
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	-	7	8
Securities portfolio and derivatives	(83)	482	399
Loans and advances to central banks	45	44	89
Loans and advances to credit institutions	65	(117)	(52)
Loans and advances to customers	2,063	319	2,382
In euros	12	(564)	(552)
Domestic	(7)	(593)	(600)
Foreign	20	29	48
In other currencies	2,051	883	2,934
Domestic	8	56	64
Foreign	2,043	827	2,870
Other assets	22	77	99
Total income	2,112	813	2,925
Interest expense
Deposits from central banks and credit institutions	82	225	307
Customer deposits	477	1,076	1,553
In euros	23	(282)	(258)
Domestic	15	(290)	(275)
Foreign	8	9	17
In other currencies	454	1,357	1,812
Domestic	(11)	103	92
Foreign	465	1,255	1,720
Debt certificates	64	(201)	(137)
Other liabilities	(24)	188	165
Total expense	600	1,288	1,888
Net interest income	1,512	(475)	1,037

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

	December 31,
	2017	2016	2015
	(In Millions of Euro, except Percentages)
Average interest earning assets	655,599	682,897	647,177
Gross yield(1)	4.5%	4.1%	3.8%
Net yield(2)	4.2%	3.8%	3.5%
Net interest margin(3)	2.7%	2.5%	2.5%
Average effective rate paid on all interest-bearing liabilities	2.0%	1.8%	1.6%
Spread(4)	2.4%	2.3%	2.3%

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

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2017, interbank deposits (excluding deposits with central banks) represented 3.8% of our total assets. Of such interbank deposits, 25.6% were held outside of Spain and 74.4% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2017, our total securities portfolio (consisting of investment securities and loans and receivables) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €112,660 million, representing 16.3% of our total assets. €32,617 million, or 29.0%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2017 on the investment securities that BBVA held was 2.4%, compared with an average yield of approximately 5.4%% earned on loans and advances during 2017. See Notes 10 and 12 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.

The following tables analyze the amortized cost and fair value of debt securities as of December 31, 2017, December 31, 2016 and December 31, 2015, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2017
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	24,716	25,605	906	(17)
Spanish Government and other government agencies debt securities	22,765	23,539	791	(17)
Other debt securities	1,951	2,066	114	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	962	72	-
Issued by other institutions	1,061	1,103	43	-
Foreign	40,557	40,647	661	(572)
The United States	12,479	12,317	35	(198)
U.S. Treasury and other U.S. Government agencies debt securities	3,052	3,018	-	(34)
States and political subdivisions debt securities	5,573	5,482	8	(99)
Other debt securities	3,854	3,817	28	(65)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	57	1	-
Issued by other institutions	3,798	3,759	26	(65)
Mexico	9,755	9,658	45	(142)
Mexican Government and other government agencies debt securities	8,101	8,015	34	(120)
Other debt securities	1,654	1,643	11	(22)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	209	1	(3)
Issued by other institutions	1,442	1,434	10	(19)
Turkey	5,052	4,985	48	(115)
Turkey Government and other government agencies debt securities	5,033	4,967	48	(114)
Other debt securities	19	19	1	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	19	-	(1)
Issued by other institutions	-	-	-	-
Other countries	13,271	13,687	533	(117)
Other foreign governments and other government agencies debt securities	6,774	7,022	325	(77)
Other debt securities	6,497	6,664	208	(40)
Issued by Central Banks	1,330	1,331	2	(1)
Issued by credit institutions	2,535	2,654	139	(19)
Issued by other institutions	2,632	2,679	66	(19)

TOTAL AVAILABLE FOR SALE PORTFOLIO	65,273	66,251	1,567	(588)

HELD TO MATURITY PORTFOLIO
Domestic	5,984	6,043	59	-
Spanish Government and other government agencies debt securities	5,754	5,812	58	-
Other domestic debt securities	230	231	1	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	203	204	1	-
Issued by other institutions	27	27	-	-
Foreign	7,770	7,759	30	(42)
Government and other government agencies debt securities	6,864	6,844	18	(39)
Other debt securities	906	915	12	(3)

TOTAL HELD TO MATURITY PORTFOLIO	13,754	13,801	89	(42)

TOTAL DEBT SECURITIES	79,027	80,053	1,656	(630)

(1) Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	24,731	25,540	828	(19)
Spanish Government and other government agencies debt securities	22,427	23,119	711	(18)
Other debt securities	2,305	2,421	117	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	1,067	82	-
Issued by other institutions	1,319	1,354	36	(1)
Foreign	49,253	49,040	773	(987)
The United States	14,256	14,043	48	(261)
U.S. Treasury and other U.S. Government agencies debt securities	1,702	1,683	1	(19)
States and political subdivisions debt securities	6,758	6,654	8	(112)
Other debt securities	5,797	5,706	39	(130)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	97	2	-
Issued by other institutions	5,702	5,609	37	(130)
Mexico	11,525	11,200	19	(343)
Mexican Government and other government agencies debt securities	9,728	9,438	11	(301)
Other debt securities	1,797	1,763	8	(42)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	87	2	(1)
Issued by other institutions	1,710	1,675	6	(41)
Turkey	5,550	5,443	73	(180)
Turkey Government and other government agencies debt securities	5,055	4,961	70	(164)
Other debt securities	495	482	2	(16)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	436	2	(15)
Issued by other institutions	47	46	-	(1)
Other countries	17,923	18,354	634	(203)
Other foreign governments and other government agencies debt securities	7,882	8,156	373	(98)
Other debt securities	10,041	10,197	261	(105)
Issued by Central Banks	1,657	1,659	4	(2)
Issued by credit institutions	3,269	3,311	96	(54)
Issued by other institutions	5,115	5,227	161	(49)

TOTAL AVAILABLE FOR SALE PORTFOLIO	73,985	74,580	1,601	(1,006)

HELD TO MATURITY PORTFOLIO
Domestic	8,625	8,717	92	-
Spanish Government and other government agency debt securities	8,063	8,153	90	-
Other domestic debt securities	562	564	2	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	494	496	2	-
Issued by other institutions	68	68	-	-
Foreign	9,071	8,902	16	(185)
Government and other government agency debt securities	7,982	7,830	13	(165)
Other debt securities	1,089	1,072	4	(21)

TOTAL HELD TO MATURITY PORTFOLIO	17,696	17,619	108	(185)
		-
TOTAL DEBT SECURITIES	91,681	92,199	1,709	(1,192)

(1) Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	43,500	45,668	2,221	(53)
Spanish Government and other government agencies debt securities	38,763	40,799	2,078	(41)
Other debt securities	4,737	4,869	144	(11)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,702	2,795	94	-
Issued by other institutions	2,035	2,074	50	(11)
Foreign	62,734	62,641	1,132	(1,226)
The United States	13,890	13,717	63	(236)
U.S. Treasury and other U.S. Government agencies debt securities	2,188	2,177	4	(15)
States and political subdivisions debt securities	4,629	4,612	9	(26)
Other debt securities	7,073	6,927	50	(195)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	71	75	5	(1)
Issued by other institutions	7,002	6,852	45	(194)
Mexico	12,627	12,465	73	(235)
Mexican Government and other government agencies debt securities	10,284	10,193	70	(160)
Other debt securities	2,343	2,272	4	(75)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	260	254	1	(7)
Issued by other institutions	2,084	2,019	3	(68)
Turkey	13,414	13,265	116	(265)
Turkey Government and other government agencies debt securities	11,801	11,682	111	(231)
Other debt securities	1,613	1,584	4	(34)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	1,452	1,425	3	(30)
Issued by other institutions	162	159	1	(4)
Other countries	22,803	23,194	881	(490)
Other foreign governments and other government agencies debt securities	9,778	10,356	653	(76)
Other debt securities	13,025	12,838	227	(414)
Issued by Central Banks	2,277	2,273	-	(4)
Issued by credit institutions	3,468	3,488	108	(88)
Issued by other institutions	7,280	7,077	119	(322)

TOTAL AVAILABLE FOR SALE PORTFOLIO	106,234	108,310	3,354	(1,278)

TOTAL HELD TO MATURITY PORTFOLIO	-	-	-	-

TOTAL DEBT SECURITIES	106,234	108,310	3,354	(1,278)

(1) Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

As of December 31, 2017 the carrying amount of the debt securities classified within the available for sale portfolio by rating categories defined by external rating agencies, were as follows:

	As of December 31, 2017
	Debt Securities Available for Sale
	Carrying Amount (In Millions of Euros)%
AAA	687	1.0%
AA+	10,738	16.2%
AA	507	0.8%
AA-	291	0.4%
A+	664	1.0%
A	683	1.0%
A-	1,330	2.0%
BBB+	35,175	53.1%
BBB	7,958	12.0%
BBB-	5,583	8.4%
BB+ or below	1,564	2.4%
Without rating	1,071	1.6%
TOTAL	66,251	100.0%

The following tables analyze the amortized cost and fair value of our ownership of equity securities as of December 31, 2017, 2016 and 2015, respectively. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2017
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	2,222	2,250	29	(1)
Equity listed	2,189	2,188	-	(1)
Equity unlisted	33	62	29	-
Foreign	880	976	110	(15)
United States	509	543	40	(6)
Equity listed	11	11	-	-
Equity unlisted	498	532	40	(6)
Other countries	371	432	70	(9)
Equity listed	204	229	33	(7)
Equity unlisted	167	202	37	(2)
TOTAL AVAILABLE FOR SALE PORTFOLIO	3,102	3,225	139	(16)

TOTAL EQUITY SECURITIES	3,102	3,225	139	(16)

TOTAL INVESTMENT SECURITIES	82,129	83,278	1,795	(646)

 (1)       Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,748	2,822	19	(945)
Equity listed	3,690	2,763	17	(944)
Equity unlisted	57	59	2	(1)
Foreign-	1,501	1,820	336	(17)
United States	553	588	35	-
Equity listed	16	38	22	-
Equity unlisted	537	550	13	-
Other countries	948	1,231	301	(17)
Equity listed	777	1,028	268	(15)
Equity unlisted	171	203	33	(2)
TOTAL AVAILABLE FOR SALE PORTFOLIO	5,248	4,641	355	(962)

TOTAL EQUITY SECURITIES	5,248	4,641	355	(962)

TOTAL INVESTMENT SECURITIES	96,930	96,839	2,064	(2,154)

(1)       Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,476	2,939	22	(559)
Equity listed	3,402	2,862	17	(558)
Equity unlisted	74	78	5	(1)
Foreign	1,728	2,177	501	(51)
United States	590	616	26	-
Equity listed	41	62	21	-
Equity unlisted	549	554	5	-
Other countries	1,138	1,561	475	(51)
Equity listed	986	1,313	371	(44)
Equity unlisted	152	248	103	(7)
TOTAL AVAILABLE FOR SALE PORTFOLIO	5,204	5,116	522	(610)

TOTAL EQUITY SECURITIES	5,204	5,116	522	(610)

TOTAL INVESTMENT SECURITIES	111,438	113,426	3,876	(1,888)

(1)     Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2017:

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to 10 Years		Maturity after 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	3,632	1.67	2,658	2.87	12,305	2.49	4,944	4.43	23,539
Other debt securities	365	3.05	1,513	2.96	21	5.64	166	17.73	2,066
Total Domestic	3,998	1.80	4,172	2.90	12,325	2.47	5,110	3.20	25,605
Foreign
The United States	387	1.27	2,284	1.95	1,984	2.45	7,661	2.13	12,317
U.S. Treasury and other government agencies debt securities	258	0.24	1,421	1.78	1,339	2.10	-	-	3,018
States and political subdivisions debt securities	1	6.85	1	3.34	50	2.60	5,430	2.04	5,482
Other debt securities	127	3.32	862	2.24	596	3.25	2,231	2.38	3,817
Mexico	746	8.42	2,958	3.25	2,674	1.96	3,280	5.10	9,658
Mexican Government and other government agencies debt securities	690	8.52	2,074	3.04	2,210	1.50	3,041	4.53	8,015
Other debt securities	55	6.89	884	3.78	465	5.15	239	5.32	1,643
Turkey	350	0.02	2,716	0.00	1,914	0.05	5	4.96	4,985
Turkey Government and other government agencies debt securities	350	0.02	2,698	0.00	1,913	0.05	5	4.96	4,967
Other debt securities	-	-	19	-	-	-	-	-	19
Other countries	4,739	6.11	3,134	2.16	2,442	3.09	3,373	4.03	13,687
Securities of other foreign governments(2)	2,188	3.51	802	2.43	1,563	2.25	2,470	4.07	7,022
Other debt securities of other countries	2,551	8.80	2,332	2.07	879	4.76	903	3.89	6,664
Total Foreign	6,222	5.74	11,092	1.87	9,014	1.94	14,319	2.74	40,647
TOTAL AVAILABLE-FOR-SALE	10,220	4.11	15,263	2.16	21,339	2.26	19,429	2.87	66,251

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	2,900	3.93	106	2.88	845	2.26	1,903	2.18	5,754
Other debt securities	177	3.07	53	2.95	-	-	-	-	230
Total Domestic	3,078	3.88	159	2.90	845	2.26	1,903	2.18	5,984
Total Foreign	2,430	2.73	2,346	0.03	1,646	0.00	1,348	1.09	7,770
TOTAL HELD-TO-MATURITY	5,508	3.38	2,505	0.21	2,491	0.77	3,251	1.70	13,754
TOTAL DEBT SECURITIES	15,728	3.85	17,768	1.89	23,830	2.10	22,680	2.70	80,005

(1)     Rates have been presented on a non-taxable equivalent basis.

(2)     Securities of other foreign governments mainly include investments made by our subsidiaries in securities issued by the governments of the countries where they operate.

Loans and Advances to Credit Institutions and Central Banks

As of December 31, 2017, our total loans and advances to credit institutions and central banks amounted to €33,597 million, or 4.9% of total assets. Net of our impairment losses, loans and advances to credit institutions and central banks amounted to €33,561 million as of December 31, 2017, or 4.9% of our total assets.

Loans and Advances to Customers

As of December 31, 2017, our total loans and advances to customers amounted to €401,074 million, or 58.1% of total assets. Net of our impairment losses, loans and advances to customers amounted to €388,326 million as of December 31, 2017, or 56.3% of our total assets. As of December 31, 2017 our loans and advances to customers in Spain amounted to €180,033 million. Our loans and advances to customers outside Spain amounted to €221,041 million as of December 31, 2017. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Capital Requirements” and “—Business Overview— Supervision and Regulation—Investment Ratio”.

  Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances to customers as of December 31, 2017, 2016, 2015, 2014 and 2013:

	As of December 31,
	2017	2016	2015	2014	2013
	(In Millions of Euros)
Domestic	180,033	182,492	192,227	178,410	188,434
Foreign
Europe	25,308	25,763	23,327	19,696	18,650
The United States	53,526	60,388	58,677	47,819	35,858
Mexico	48,463	50,242	51,842	49,904	41,823
Turkey	49,690	54,174	54,252	-	-
South America	39,814	53,512	47,862	53,616	50,291
Other	4,240	4,058	4,735	3,586	3,606
Total foreign	221,041	248,137	240,695	174,620	150,228
Total loans and advances	401,074	430,629	432,921	353,030	338,662
Impairment losses	(12,748)	(15,974)	(18,691)	(14,244)	(14,950)
Total net lending (1)	388,326	414,655	414,231	338,785	323,712

(1)     Total net lending includes financial assets held for trading for loans and advances to customers.

 Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances to customers at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country.

	As of December 31,
	2017	2016	2015	2014	2013
	(In Millions of Euros)
Domestic
Government	18,116	20,741	23,549	23,421	22,287
Agriculture	1,231	1,076	1,064	1,221	1,281
Industrial	14,707	13,670	15,079	13,507	13,844
Real estate and construction	11,786	15,179	18,621	20,170	25,456
Commercial and financial	16,075	13,111	11,557	18,439	15,615
Loans to individuals(1)	99,780	102,299	105,157	86,362	90,838
Other	18,338	16,415	17,200	15,289	19,113
Total Domestic	180,033	182,492	192,227	178,410	188,434
Foreign
Government	14,289	14,132	15,062	13,691	10,314
Agriculture	2,646	3,236	3,251	3,127	3,727
Industrial	37,319	43,402	41,834	24,072	14,985
Real estate and construction	17,885	21,822	20,343	12,982	15,243
Commercial and financial	31,584	33,933	32,019	25,441	31,802
Loans to individuals(1)	78,162	89,981	89,132	72,223	59,840
Other	39,156	41,630	39,054	23,082	14,318
Total Foreign	221,040	248,137	240,695	174,620	150,228
Total Loans and Advances	401,074	430,629	432,921	353,030	338,662
Impairment losses	(12,748)	(15,974)	(18,691)	(14,244)	(14,950)
Total net lending(2)	388,326	414,655	414,231	338,785	323,712

 (1)      Includes mortgage loans to households for the acquisition of housing.

 (2)      Total net lending includes financial assets held for trading for loans and advances to customers.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of December 31, 2017, 2016, 2015, 2014 and 2013:

	As of December 31,
	2017	2016	2015	2014	2013
	(In Millions of Euros)

In euros	199,399	199,289	204,549	182,903	190,135
In other currencies	188,926	215,366	209,681	155,882	133,578
Total net lending (1)	388,326	414,655	414,231	338,785	323,712

 (1)      Total net lending includes financial assets held for trading for loans and advances to customers.

As of December 31, 2017, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €510 million, compared with €442 million as of December 31, 2016. Loans outstanding to the Spanish government and its agencies amounted to €18,116 million, or 4.5% of our total loans and advances as of December 31, 2017, compared with €20,741 million, or 4.8% of our total loans and advances as of December 31, 2016. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2017, excluding government-related loans, amounted to €19,061 million or approximately 4.92% of our total outstanding loans and advances. As of December 31, 2017 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of December 31, 2017. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(in Millions of Euros)
Domestic
Government	7,422	5,848	4,845	18,116
Agriculture	480	521	230	1,231
Industrial	6,100	5,471	3,137	14,707
Real estate and construction	3,353	3,799	4,635	11,786
Commercial and financial	11,091	3,289	1,696	16,075
Loans to individuals	11,625	23,846	64,308	99,780
Other	7,280	7,385	3,673	18,338
Total Domestic	47,351	50,158	82,524	180,033
Foreign
Government	1,464	1,752	11,073	14,289
Agriculture	1,544	752	350	2,646
Industrial	14,777	14,020	8,522	37,319
Real estate and construction	6,750	7,039	4,096	17,885
Commercial and financial	18,553	9,569	3,462	31,584
Loans to individuals	19,183	19,666	39,312	78,162
Other	12,835	16,868	9,452	39,156
Total Foreign	75,106	69,666	76,268	221,040
Total loans and advances	122,457	119,824	158,792	401,074

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2017.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)

Fixed rate	24,485	81,181	105,666
Variable rate	108,197	64,753	172,950
Total loans and advances	132,682	145,934	278,616

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

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(In Millions of Euros)

Loan loss reserve at beginning of period:
Domestic	9,113	12,357	9,832	10,510	9,638
Foreign	6,903	6,385	4,441	4,480	4,506
Total Loan loss reserve at beginning of period	16,016	18,742	14,273	14,990	14,144

Loans charged off:
Total domestic (1)	(3,709)	(3,298)	(3,340)	(2,628)	(1,965)
Total foreign (2)	(2,330)	(2,400)	(1,933)	(1,836)	(1,709)
Total Loans charged off:	(6,039)	(5,698)	(5,273)	(4,464)	(3,674)

Provision for possible loan losses:
Domestic	1,155	1,095	1,933	2,308	3,420
Foreign	3,078	3,046	2,804	2,439	2,522
Total Provision for possible loan losses	4,233	4,141	4,737	4,747	5,942

Acquisition and disposition of subsidiaries (3)	(5)	-	6,572	-	(30)
Effect of foreign currency translation	(926)	(601)	(862)	(119)	(557)
Other	(495)	(567)	(705)	(881)	(835)

Loan loss reserve at end of period:
Domestic	7,234	9,113	12,357	9,832	10,510
Foreign	5,550	6,903	6,385	4,441	4,480
Total Loan loss reserve at end of period	12,784	16,016	18,742	14,273	14,990
Loan loss reserve as a percentage of total loans and receivables at end of period	2.96%	3.44%	3.97%	3.83%	4.27%
Net loan charge-offs as a percentage of total loans and receivables at end of period	1.40%	1.22%	1.12%	1.19%	1.05%

(1)   Domestic loans charged off in 2017, 2016, 2015, 2014 and 2013 were mainly related to the real estate sector.

(2)    Foreign loans charged off in 2017 include €1,903 million related to real estate loans and loans to individuals and others and €407 million related to commercial and financial loans. Loans charged off in 2016 include €2,012 million related to real estate loans and loans to individuals and others and €361  million related to commercial and financial loans. Loans charged off in 2015 include €1,904 million related to real estate loans and loans to individuals and others and €16 million related to commercial and financial loans. Foreign loans charged off in 2014 include €1,806 million related to real estate loans and loans to individuals and others and €30 million related to commercial and financial loans. Loans charged off in 2013 include €1,592 million related to real estate loans and loans to individuals and others, €114 million related to commercial and financial loans and €3 million related to loans to governmental and non-governmental agencies.

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

The loans charged off amounted to €6,039 million during the year ended December 31, 2017 compared with €5,698 million during the year ended December 31, 2016.

Our loan loss reserves as a percentage of total loans and advances decreased to 3.0% as of December 31, 2017 from 3.4 % as of December 31, 2016.

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

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2017, 2016, 2015, 2014 and 2013 was €347.4 million, €264.2 million, €253.9 million, €231.2 million and €253.3 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(In Millions of Euros)
Impaired loans
Domestic	12,730	16,360	19,481	18,563	20,985
Public sector	158	270	191	172	158
Other resident sector	12,572	16,090	19,290	18,391	20,826
Foreign	6,671	6,565	5,882	4,167	4,493
Public sector	13	42	21	8	11
Other non-resident sector	6,658	6,523	5,860	4,159	4,482
Total impaired loans	19,401	22,925	25,363	22,730	25,478
Total loan loss reserve	(12,784)	(16,016)	(18,742)	(14,273)	(14,990)
Impaired loans net of reserves	6,617	6,909	6,621	8,457	10,488
Impaired loans as a percentage of total loans and receivables, net	4.50%	4.92%	5.38%	6.10%	7.26%
Impaired loans (net of reserve) as a percentage of total loans and receivables, net	1.53%	1.48%	1.40%	2.27%	2.99%

Our total impaired loans amounted to €19,401 million as of December 31, 2017, a 15.37% decrease compared with €22,925 million as of December 31, 2016. This decrease was mainly attributable to the reduction of the Group’s exposure to the real estate sector in Spain.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of December 31, 2017, the loan loss reserve amounted to €12,784 million, a 20.18% decrease compared with €16,016 million as of December 31, 2016. This decrease in our loan loss reserve is mainly attributable to a decline in impaired loans, particularly in the construction sector. As of December 31, 2015, 2014 and 2013, the loan reserve amounted to €18,742 million, €14,273 million and €14,990 million, respectively.

The following tables provide information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves for impaired assets taken for each impaired loan category, as of December 31, 2017 and 2016:

2017	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	158	(34)	0.87%
Credit institutions	-	-	0.00%
Other sectors	12,572	(5,204)	7.76%
Agriculture	95	(43)	7.75%
Industrial	902	(449)	6.13%
Real estate and construction	3,647	(2,037)	30.94%
Commercial and other financial	1,055	(557)	6.56%
Loans to individuals	5,911	(1,676)	5.92%
Other	961	(442)	5.24%
Total Domestic	12,730	(5,238)	7.07%
Foreign:
Government	13	(8)	0.09%
Credit institutions	11	(6)	0.40%
Other sectors	6,647	(3,424)	3.22%
Agriculture	70	(41)	2.65%
Industrial	756	(434)	2.02%
Real estate and construction	517	(214)	2.89%
Commercial and other financial	651	(390)	2.06%
Loans to individuals	2,505	(1,345)	3.21%
Other	2,148	(999)	5.49%
Total Foreign	6,671	(3,437)	3.02%
Collective allowance for incurred but not reported losses	-	(4,109)
Total impaired loans	19,401	(12,784)	4.85%
2016	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	270	(31)	1.30%
Credit institutions	-	-	-
Other sectors	16,090	(7,385)	9.95%
Agriculture	104	(47)	9.64%
Industrial	1,134	(581)	8.29%
Real estate and construction	6,262	(3,521)	41.25%
Commercial and other financial	1,206	(731)	9.19%
Loans to individuals	5,992	(1,744)	5.86%
Other	1,392	(761)	8.48%
Total Domestic	16,360	(7,416)	8.96%
Foreign:
Government	42	(12)	0.30%
Credit institutions	10	(7)	0.00%
Other sectors	6,523	(3,356)	2.79%
Agriculture	117	(67)	3.62%
Industrial	1,159	(457)	2.67%
Real estate and construction	537	(245)	2.46%
Commercial and other financial	661	(346)	1.95%
Loans to individuals	2,809	(1,573)	3.12%
Other	1,240	(675)	2.98%
Total Foreign	6,565	(3,375)	2.65%
Collective allowance for incurred but not reported losses	-	(5,224)
Total impaired loans	22,925	(16,016)	5.65%

Troubled Debt Restructurings

As of December 31, 2017, of the total troubled debt restructurings of €21,311 million, as described in Note 7.3 and Appendix VIII to our Consolidated Financial Statements, €9,191 million were not considered impaired loans.

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

The non-performing asset ratio in our domestic real estate and construction portfolio was 30.9% as of December 31, 2017 (compared with 41.2% as of December 31, 2016), substantially higher than the average non-performing asset ratio for all of our domestic activities (7.1% as of December 31, 2017 and 9.0% as of December 31, 2016) and the average non-performing asset ratio for all of our consolidated activities (4.4% as of December 31, 2017 and 4.9% as of December 31, 2016). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 26.2% as of December 31, 2017 (compared with 25.3% as of December 31, 2016). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Consolidated Financial Statements).

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2017, December 31, 2016 and December 31, 2015. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	2017		2016		2015
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)

United Kingdom	8,444	1.2%	5,854	0.8%	7,306	1.0%
Mexico	2,635	0.4%	1,947	0.3%	2,134	0.3%
Turkey	7,754	1.1%	1,665	0.2%	1,974	0.3%
Other OECD	7,885	1.1%	7,745	1.1%	8,124	1.1%
Total OECD	26,718	3.9%	17,211	2.4%	19,538	2.7%
Central and South America	3,980	0.6%	4,001	0.6%	3,434	0.5%
Other	3,787	0.5%	4,056	0.6%	4,888	0.7%
Total	34,485	5.0%	25,268	3.5%	27,860	3.8%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of the years indicated below by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2017
Mexico	280	61	2,295	2,635
Turkey	3,211	1,488	3,055	8,444
United Kingdom	-	7,003	1,441	7,754
Total	3,491	8,552	6,791	18,833

As of December 31, 2016
Mexico	160	5	1,781	1,947
Turkey	105	439	1,120	1,665
United Kingdom	-	3,732	2,122	5,854
Total	266	4,176	5,024	9,466

As of December 31, 2015
Mexico	166	4	1,965	2,134
United Kingdom	-	4,661	2,646	7,306
Total	166	4,665	4,611	9,440

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2017.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €130 million, €104 million and €130 million as of December 31, 2017, 2016 and 2015, respectively. These figures do not reflect loan loss reserves of 19.1%, 35.6%, and 29.2% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2017 did not in the aggregate exceed 0.02% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2017, 2016 and 2015 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2017, 2016 and 2015 amounted to $124 million, $90 million and $81 million, respectively (approximately €104 million, €85 million and €74 million, respectively, based on a euro/dollar exchange rate on December 31, 2017 of $1.00 = €0.83, on December 31, 2016 of $1.00 = €0.95, and on December 31, 2015 of $1.00 = €0.92).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of December 31, 2017
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	165,559	28,044	5,518	199,121
Foreign
Europe	22,177	101	34,849	57,128
The United States	58,164	87	3,961	62,212
Mexico	52,387	3,316	2,429	58,132
Turkey	36,815	3,713	953	41,482
South America	38,764	1,792	2,999	43,555
Other	2,511	-	3,806	6,317
Total Foreign	210,819	9,010	48,998	268,826
Total	376,379	37,054	54,516	467,949

	As of December 31, 2016
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	161,022	26,602	6,768	194,392
Foreign
Europe	30,949	101	38,338	69,388
The United States	62,311	38	5,040	67,388
Mexico	54,117	2,400	3,663	60,180
Turkey	38,211	3,191	1,463	42,865
South America	50,282	2,407	4,035	56,724
Other	4,572	-	4,194	8,766
Total Foreign	240,442	8,138	56,733	305,312
Total	401,465	34,740	63,501	499,706

	As of December 31, 2015
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	168,689	19,014	8,262	195,965
Foreign
Europe	35,770	101	39,896	75,767
The United States	62,988	619	7,391	70,998
Mexico	51,422	11,254	1,643	64,319
Turkey	36,036	4,348	1,786	42,170
South America	44,469	3,341	4,423	52,233
Other	3,988	1,411	5,142	10,541
Total Foreign	234,673	21,073	60,281	316,027
Total	403,362	40,087	68,543	511,992

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to the Consolidated Financial Statements.

As of December 31, 2017, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 or greater was as follows:

	As of December 31, 2017
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	6,694	40,738	47,432
Over 3 to 6 months	3,405	5,839	9,245
Over 6 to 12 months	6,401	8,643	15,044
Over 12 months	8,639	7,481	16,120
Total	25,140	62,701	87,841

Time deposits from Spanish and foreign financial institutions amounted to €25,941 million as of December 31, 2017, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2017, 2016 and 2015, see Note 22 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2017, 2016 and 2015.

	As of and for the Year Ended December 31, 2017		As of and for the Year Ended December 31, 2016		As of and for the Year Ended December 31, 2015

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euro, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish treasury bills):
As of end of period	33,208	1.7%	39,682	1.6%	50,342	1.0%
Average during period	32,475	2.4%	39,589	1.4%	47,954	0.9%
Maximum quarter-end balance	33,863	-	41,399	-	50,342	-
Bank promissory notes:
As of end of period	1,462	0.7%	1,033	0.2%	516	0.3%
Average during period	704	1.0%	883	0.7%	2,239	1.0%
Maximum quarter-end balance	1,462	-	1,079	-	3,354	-
Bonds and subordinated debt :
As of end of period	4,321	5.8%	14,708	3.7%	14,741	3.4%
Average during period	7,717	5.4%	15,092	3.5%	15,320	2.2%
Maximum quarter-end balance	10,848	-	16,016	-	15,693	-
Total short-term borrowings as of end of period	38,991	2.1%	55,423	2.1%	65,598	1.5%

Return Ratios

The following table sets out our return ratios:

	As of or for the Year Ended December 31,
	2017	2016	2015
	(In Percentages)
Return on shareholders' funds (1)	6.4%	6.7%	5.3%
Return on assets(2)	0.7%	0.6%	0.5%
Dividend pay-out ratio(3)	21.1%	36.1%	45.9%
Equity to assets ratio(4)	7.8%	7.6%	7.7%

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

EQUITY

Accumulated other comprehensive income (loss)

As of December 31, 2017, the accumulated other comprehensive loss amounted to €8,792 million, a 61.1% increase compared to the €5,458 million recorded as of December 31, 2016. As of December 31, 2015, the balance amounted to €3,349 million.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not euros. In this regard, the increase in “Foreign currency translation” (from €5,185 million in 2016 to €9,159 million in 2017) was mainly related to the depreciation of the Mexican peso and the Turkish lira.

F.    Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring processes that have been underway for several years have increased the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid), Caixabank (which acquired Banco de Valencia, Banca Cívica and Barclays’s Spanish operations) and Banco Sabadell. Furthermore, in June 2017, Banco Santander announced the acquisition of 100% of the share capital of Banco Popular as part of the resolution strategy adopted by the Single Resolution Board (SRB) for the latter. This has further increased the market share of Banco Santander in Spain.

We face strong competition in all of our principal areas of operations. The low interest rate environment which depresses interest income and the ongoing de-leveraging process makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the credit market for lending to small and medium enterprises (SMEs), where new credit interest rates have fallen from an average of 5.5% between January 2012 and May 2014 to around 2.6% at December 2017, barely exceeding credit costs.

In addition, in the aftermath of the financial crisis, the need for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment has depressed deposits’ remuneration, there seems to be a zero interest rate floor as deposit rates are not entering negative territory. Former Spanish savings banks, many of which have become commercial banks and received financial or other forms of support from the Spanish government and the European Stability Mechanism, and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services.

Credit cooperatives, which are active principally in rural areas where they provide savings and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. The entry of “fintech companies” and online banks into the Spanish banking system has also increased competition, especially in payment services. Insurance companies and other financial service firms also compete for customer funds. Like commercial banks, former savings banks, insurance companies and other financial service firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from savings banks and, to a lesser extent, cooperatives.

Furthermore, the EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area), which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the EU and the MiFID project (Markets in Financial Instruments Directive), which has been complemented with the introduction of MiFID II in January 2018, a Directive that aims to create a European framework for investment services. In addition, decisive steps are being taken towards achieving a banking union in Europe (as agreed at a Eurogroup meeting in June 2012). The ECB started to work as a single supervisor in November 2014, supervising more than 120 entities (including BBVA) in the Eurozone. Moreover, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the Fund and the appointment of the SRB which is operational since January 1, 2015. A new instrument of bank direct recapitalization was created within the ESM. The bail-in tool included in the BRRD entered into force on January 1, 2016. The creation of a common deposit-guarantee scheme (the EDIS) was proposed by the European Commission in November 2015 in order to complete the current banking union process. More recently, in November 2017, the Bank of Spain Circular 4/2017 entered into force and modified the calculation of provisions by Spanish banks in order to adjust them to IFRS 9.

Following the financial turmoil, a number of banks have disappeared or have been absorbed by other banks. We believe this trend will likely continue in the future, with a number of mergers and acquisitions between financial entities both domestically and at the European level. In Spain, the recapitalization of several entities with public funds and their subsequent privatization, with the purpose of achieving a stronger banking sector, has intensified this process. In this vein, Bankia and BMN merged in December 2017. In the United States, the government has facilitated the purchase of troubled banks by other competitors in the context of the financial crisis, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

In the United States, where we operate primarily through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment of its assets since 2009, which resulted in losses in selected product categories and slow loan growth. However, this trend has stabilized more recently and U.S. commercial banks have largely recovered from the crisis, although the mortgage delinquency rate remained high at 3.62% in September 2017, according to the Federal Reserve. Commercial banks continue to make strides toward healthy balance sheets, with delinquency and charge-off rates falling throughout 2017. Consumer delinquencies of the system have actually returned to pre-crisis levels. Commercial real estate asset quality has also improved steadily with the delinquency rate at 0.76% as of September 2017 according to the Federal Reserve. Asset quality has improved since the crisis, and we expect these positive trends to continue on the back of rising economic confidence.

In Turkey, where we operate through Garanti, competition remains high. The three public banks that operate in the country accounted for 31% of the total assets of financial institutions as of December 31, 2017, whereas private banks (including Garanti) accounted for 59% and development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for the remaining 10%. 2017 turned out to be better than anticipated after a slowdown in the economy in the third quarter of 2016. Timely and effective stimulus measures taken by the government by means of supportive fiscal policies facilitated a quick recovery of the economy. In this vein, the government introduced a TL 250 billion guarantee scheme under the Credit Guarantee Fund. In 2017, TL 200 billion of the fund was utilized. Consequently, loans to corporations in local currency grew by approximately

30% during the year, leading the 25% increase in TL loans (i.e., loans denominated in TL). Consumer loans also registered a strong 18% growth, while amounts drew under? credit cards grew by 14% in 2017. Total customer deposits grew by 18% during the year. The growth in TL customer deposits fell short of the strong TL lending growth, and increased by 13%. Foreign currency customer deposits grew strongly by 14% in U.S. dollars terms.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent despite the recent volatile environment in the financial markets. During 2017, total bank lending to the private sector showed double-digit nominal growth, in line with last year’s growth rate (an increase of 12.7% in 2017, compared to an increase of 12.9% in 2016). The amount of total bank deposits slightly decreased its nominal growth rate from 12.6% in 2016 to 12.0% in 2017 year-on-year. The similar growth rates in loans and deposits helped maintain a balance. With regards to solvency, the overall capitalization level of the Mexican banking system reached 15.7% as of November 30, 2017, well above the minimum regulatory requirement.

In Mexico, changes in banking regulation could have a significant potential impact on competition. The most relevant regulatory developments in 2016 and 2017 include the following:

●   adoption of measures to increase security in financial transactions and combat identity theft; definition of identification methods to be implemented in the signing of contracts and the request for means of payment, cash withdrawals and transfers, which include biometric validation and non-face-to-face identification (digital onboarding); and

●  adoption of measures to promote competition, supervision and legal security of Financial Technology Institutions (FTIs). The new proposed Fintech law, still under discussion in Congress, aims to regulate the creation of FTIs associated with crowdfunding and e-money. Likewise, it provides for the so-called innovative models, which would allow FTIs, financial institutions and other legal persons (Start-ups) to provide their services in a manner that differs from that prevailing in the market, on a temporary basis and benefiting from exceptions to the applicable regulation. In addition, the draft law allow FTIs and other financial institutions to use virtual assets (cryptocurrencies), subject to their recognition and regulation by the Mexican Central Bank (Banco de Mexico). Finally, the draft law includes an obligation for financial institutions and FTIs to set up Application Program Interfaces (APIs) for the distribution of open, aggregate and transactional data (the latter subject to prior authorization from the client).

It is early to determine the definitive impact that the proposed Fintech law will have on the Mexican financial system, especially because it is still under discussion. However, the proposal has been positively received by the financial institutions, as it will provide FTIs with a legal framework and will create a more equal environment for all players in the financial system.

In addition, any changes in laws, regulations and policies pursued by the actual U.S. Government may adversely affect, directly or indirectly, the financial and economic activities of the emerging markets in which the Group operates, particularly Mexico due to the strong trade and other ties between Mexico and the United States. In particular, if the United States was to withdraw from NAFTA, this could have a material adverse effect on Mexico’s economy.

In recent years, the financial services sector has undergone significant transformation in relation to the development of the Internet and mobile technologies and the entrance of new players into activities previously provided in the main by financial services providers. Whereas commercial banks were almost the sole providers of the whole range of financial products, from credit to deposits, or payments and investment services, today, a set of non-bank digital providers compete (and cooperate) among each other and with banks in the provision of financial services. These new FinTech providers are generally startup firms that are specialized in a specific service or niche of the financial services market, however, large digital players such as Amazon, Facebook or Apple have also started to offer financial services (mainly, in relation to payments and credit) ancillary to their core business.

In this new competitive environment, banks and other players are calling for a level playing field (LPF) that ensures fair competition among the different financial services providers. Regulations on consumer protection and the integrity of the financial system (such as anti-money laundering regulations or regulations for combating the financing of terrorism) are generally activity-specific and, therefore, meet the principle of LPF, except for some exemptions based on the size of the firm. However, with regards to financial stability, banking groups are subject to prudential regulations that have implications for most of their activities, including those in which they compete with non-bank players that are only subject to activity-specific regulations or that may be able to benefit from regulatory uncertainty. Therefore, FinTech activities are generally more highly regulated when they are carried out within a banking group than if they are conducted by a purely FinTech provider. For instance, the CRD IV Directive (CRD) limits the ratio between the variable and the fixed salary that financial institutions can pay to certain staff members identified as risk takers. This places banking groups at a competitive disadvantage in respect of attracting and retaining key management and personnel of any start-up they may acquire .

Existing loopholes in the regulatory framework are another cause of an uneven playing field between banks and non-bank players. Some new services or business models are not yet subject to existing regulations. In such cases, not only potential risks to financial stability, consumer protection and the integrity of the financial system are unaddressed, but asymmetries arise between players since regulated providers often face obstacles that unregulated providers do not face. For instance, the European Banking Authority (EBA) has recommended that the competent authorities prevent credit institutions, payment institutions and e-money institutions from buying, holding or selling virtual currencies.

G.   Cybersecurity and Fraud Management

We have 141 Business Continuity Plans in place across 22 countries, as well as an insurance policy to cover certain contingencies.

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

During 2017, BBVA made progress in the integrity management of all external and internal fraud prevention processes, including the establishment of a corporate fraud committee. The BBVA Group’s global anti-fraud program is focused on preventing and mitigating the impact of fraudulent activities.

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

As of December 31, 2017, the BBVA Group had 131,856 employees, 72 million customers, 8,271 branches and 31,688 ATMs and was present in 35 countries. As of such date the BBVA Group was composed of 331 consolidated entities and 76 entities accounted for using the equity method.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2017, 2016 and 2015, and its results of operations and consolidated cash flows for the years ended December 31, 2017, 2016 and 2015. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•                  The impairment on certain financial assets.

•                        The assumptions used to quantify other provisions and for the actuarial calculation of the post-employment benefit liabilities and commitments.

•                  The useful life and impairment losses of tangible and intangible assets.

•                  The valuation of goodwill and price allocation of business combinations.

•                  The fair value of certain unlisted financial assets and liabilities.

•                  The recoverability of deferred tax assets.

•                  The exchange rate and the inflation rate of Venezuela.

Although these estimates were made on the basis of the best information available as of December 31, 2017, 2016 and 2015, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

Note 2 to the Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below.

We have identified the accounting policies enumerated below as critical to the understanding of our financial condition and results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.

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

See Notes 2.2.1 and 8 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies.

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

All derivatives are recognized on the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized in the heading “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the consolidated income statement.

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

Financial derivatives that have equity instruments as their underlying, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

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

If the difference is negative, it is recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.

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

See Notes 2.2.7 and 2.2.8 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies related to goodwill.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2017, 2016 and 2015, no impairment had been identified in any of the main CGUs.

The Group’s most significant goodwill corresponds to the CGU in the United States. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2017, the Group used a sustainable growth rate of 4.0% (the same rate was considered as of December 31, 2016 and 2015) to extrapolate the cash flows in perpetuity starting on the fifth year (2022), based on the real GDP growth rate of the United States and the income recurrence. The rate used to discount the cash flows is the cost of capital assigned to the CGU, 10.0% as of December 31, 2017 (10% and 9.8% as of December 31, 2016 and 2015, respectively), which consists of the risk free rate plus a risk premium.

As of December 31, 2017 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €1,159 million and €1,371 million respectively (€1,106 million and €1,309 million respectively as of December 31, 2016). If, as of December 31, 2017, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €661 million and €559 million respectively (€521 million and €441 million respectively as of December 31, 2016).

As of December 31, 2017 the recoverable amounts of our main CGUs were in excess of their carrying value and, as such, were not at risk of impairment.

Insurance contracts

The methods and techniques used to calculate the mathematical reserves for insurance contracts mainly involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each contract. Changes in insurance mathematical reserves may occur in the future as a consequence of changes in interest rates and other key assumptions. See Notes 2.2.9 and 23 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies and assumptions about our most significant insurance contracts.

Post-employment benefits and other long term commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.12 and 25 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

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

The amount of the impairment losses incurred on financial assets determined individually represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract. As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their expected future cash flows.

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

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for 2017, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 according to the ECB.

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Mexican peso	21.3297	20.6637	17.6109	23.6614	21.7718	18.9147
U.S. dollar	1.1296	1.1069	1.1094	1.1993	1.0541	1.0887
Argentine peso	18.7375	16.3348	10.2526	22.5830	16.5846	14.1267
Chilean peso	732.6007	748.5030	725.6894	738.0074	703.2349	769.8229
Colombian peso	3,333.3333	3,378.3784	3,048.7805	3,584.2294	3,164.5570	3,424.6575
Peruvian new sol	3.6813	3.7333	3.5314	3.8813	3.5310	3.7092
Venezuelan bolivar (*)	18,181.8182	1,893.9394	469.4836	18,181.8182	1,893.9394	469.4836
Turkish lira	4.1213	3.3427	3.0246	4.5464	3.7072	3.1765

(*)   With respect to each of 2017, 2016 and 2015, these alternative exchange rates (see “Presentation of Financial Information―Venezuela”) have been used as reference.

During 2017, the Mexican peso, the U.S. dollar, the Argentine peso, the Venezuelan bolivar and the Turkish lira depreciated against the euro in average terms. In particular, the Venezuelan bolivar depreciated significantly (see “Presentation of Financial Information—Venezuela”).On the other hand, the Chilean peso, the Colombian peso and the Peruvian new sol appreciated against the euro in average terms.  With respect to period-end exchange rates, all of the above currencies depreciated against the euro. The overall effect of changes in exchange rates was negative both for the period-on-period comparison of the Group’s income statement and the period-on-period comparison of the Group’s balance sheet.

During 2016, all of the above currencies depreciated against the euro in average terms, except for the U.S. dollar. In particular, the Venezuelan bolivar depreciated significantly (see “Presentation of Financial Information―Venezuela”). With respect to period-end exchange rates, there was a period-on-period appreciation against the euro of the U.S. dollar, Chilean peso, Colombian peso and Peruvian new sol, and a period-on-period depreciation of the rest of currencies against euro, which was particularly significant for the Venezuelan bolivar. The overall effect of changes in exchange rates was negative both for the period-on-period comparison of the Group’s income statement and the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this Annual Report we have sometimes excluded the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of such more recent period.

Consolidation of Garanti

On November 19, 2014, the Group signed agreements with Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk to acquire 62,538,000,000 additional shares of Garanti in the aggregate (equivalent to 14.89% of the capital of Garanti). Upon the closing of this acquisition in July 2015, we held 39.90% of Garanti’s share capital and started to consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity. On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company―History and Development of the Company―Capital expenditures―2017”.

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

Acquisition of Catalunya Banc

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent had been fulfilled, BBVA announced the acquisition of 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million. Previously, on July 21, 2014, the Management Commission of the FROB had accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc. Such acquisition had an impact on the results of operations of the Banking Activity in Spain segment during 2015. As of December 31, 2016, Catalunya Banc had been fully merged into BBVA.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of gross domestic product (GDP), as well as prevailing levels of employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with the GDP, employment and corporate profits evolution. Regarding interest rates, they have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

Global GDP growth improved in 2017 to approximately 3.7% according to BBVA Research estimates, above the growth in 2016 (3.3%) and surpassing the long-term average of around 3.5%. The improvement has been more prominent in advanced economies, such as the United States and Europe, although some emerging market areas, such as Latin America, have also shown significant growth. Global GDP growth perspectives are around 3.8% for both 2018 and 2019 according to BBVA Research forecasts.

Regarding the evolution of key economic areas for the Group, after growing by 3.3% in 2016, the Spanish economy continued to expand at a high rate of 3.1% in 2017. According to BBVA Research’s current estimates, growth is expected to slow to below 3% in 2018. Some of the supporting drivers of the Spanish economy, which had an expansionary effect on growth, have weakened or reversed: the fall in oil prices has stopped, the euro has slightly appreciated, interest rates have not registered further decreases and the fiscal policy stance is less growth-supportive than in the past. However, improvements in the credit market and the structural economic reforms implemented in Spain, including related to the labor market, are expected to remain anchors for economic growth in Spain.

Mexican GDP grew by 2.3% in 2017 as a result mainly of a rebound in the fourth quarter of the year of 0.8% over the previous quarter.  BBVA Research forecasts GDP growth to remain at around 2% in 2018, supported by the resilience of private consumption in an environment of lower inflation than in the past and by exports, which have been supported by stronger activity in the U.S. industrial sector. However Mexico’s outlook is plagued with uncertainty, which mainly stems from the U.S. administration’s economic policy, especially regarding trade and migration issues. Against this backdrop, a sound fiscal policy and monetary policy oriented to maintaining price stability is crucial to limiting the impact of uncertainties around the Mexican economy.

South American GDP growth (based on the weighted average of Argentina, Brazil, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela, according to their GDP size) recovered from negative levels (-2.4% in 2016) to 0.9% according to BBVA Research estimates, supported by global growth and the rise in commodity prices. The external environment is expected to continue to support growth, which together with the expected recovery in investment and the effect of the depreciation of local currencies in 2017, are expected to allow GDP growth to exceed 1% in 2018. Inflation pressures remain relatively contained in the region (except in Argentina). This relatively positive scenario might be affected by risks related to U.S. policy actions, the outcome of local elections and any delays in planned investment.

The U.S. economy improved over the course of 2017, with GDP growth reaching 2.3% (compared to 1.5% in 2016), driven by personal consumption and fixed investment, which more than offset the impact of catastrophic weather events. A tax reform was approved at the end of 2017 and a further fiscal stimulus plan was launched in early 2018. As a result of this, together with an improved global outlook and high confidence levels both for households and firms, GDP growth is expected to accelerate to around 2.8% in 2018, according to BBVA Research forecasts. In this context, and despite the still moderated pace of inflation, the Federal Reserves is expected to continue raising interest rates. Despite the improvement of the economy, growth could be affected in the medium to long term by protectionist policies.

As regards Turkey, 2017 GDP growth is estimated to have strongly accelerated to 7.0% from 3.2% in 2016. A positive global environment, domestic demand supported by a strong labor market and the growth of lending spurred by the government’s Credit Guarantee Fund (CGF) program have all positively affected growth. Inflation has surpassed two-digit levels driven by domestic demand pressures, commodity prices and the lagged effects of the depreciation of the Turkish lira, although it is expected to fall in the coming months. The Turkish central bank has tightened monetary policy by raising interest rates by 75 basis points, in response to demand and depreciation pressures. Over the course of 2018, demand pressures are expected to diminish and overall GDP growth is forecast to reach 4.5% by BBVA Research.

BBVA Group results of operations for 2017 compared with 2016

The table below shows the Group’s consolidated income statements for 2017 and 2016:

	Year Ended December 31,

	2017	2016	Change
	(In Millions of Euros)		(In %)
Interest and similar income	29,296	27,708	5.7
Interest and similar expenses	(11,537)	(10,648)	8.3
Net interest income	17,759	17,059	4.1
Dividend income	334	467	(28.5)
Share of profit or loss of entities accounted for using the equity method	4	25	(84.0)
Fee and commission income	7,150	6,804	5.1
Fee and commission expenses	(2,229)	(2,086)	6.9
Net gains (losses) on financial assets and liabilities (1)	938	1,661	(43.5)
Exchange differences, net	1,030	472	118.2
Other operating income	1,439	1,272	13.1
Other operating expenses	(2,223)	(2,128)	4.5
Income on insurance and reinsurance contracts	3,342	3,652	(8.5)
Expenses on insurance and reinsurance contracts	(2,272)	(2,545)	(10.7)
Gross income	25,270	24,653	2.5
Administration costs	(11,112)	(11,366)	(2.2)
Personnel expenses	(6,571)	(6,722)	(2.2)
Other administrative expenses	(4,541)	(4,644)	(2.2)
Depreciation and amortization	(1,387)	(1,426)	(2.7)
Net margin before provisions	12,771	11,861	7.7
Provisions or reversal of provisions	(745)	(1,186)	(37.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(4,803)	(3,801)	26.4
Impairment or reversal of impairment on non-financial assets	(364)	(521)	(30.1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	47	70	(32.9)
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	26	(31)	n.m.(2)
Operating profit before tax	6,931	6,392	8.4
Tax expense or income related to profit or loss from continuing operations	(2,169)	(1,699)	27.7
Profit from continuing operations	4,762	4,693	1.5
Profit from discontinued operations, net	-	-	-
Profit	4,762	4,693	1.5
Profit attributable to parent company	3,519	3,475	1.3
Profit attributable to non-controlling interests	1,243	1,218	2.1

(1)        Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) from hedge accounting, net”.

(2)        Not meaningful.

The changes in our consolidated income statements for 2017 and 2016 were as follows:

Net interest income

The following table summarizes net interest income for 2017 compared with 2016.

	Year Ended December 31,

	2017	2016	Change
	(In Millions of Euros)		(In %)
Interest and similar income	29,296	27,708	5.7
Interest and similar expenses	(11,537)	(10,648)	8.3
Net interest income	17,759	17,059	4.1

Net interest income for the year ended December 31, 2017 amounted to €17,759 million, a 4.1% increase compared with the €17,059 million recorded for the year ended December 31, 2016, mainly as a result of higher interest rates of interest-earning assets, particularly foreign loans and advances to customers,  which more than offset the higher growth in interest and similar expenses. By segment, the increase in net interest income was driven mainly by net interest income increases in the following regions:

•         in the United States, mainly as a result of the impact of the Federal Reserve Board benchmark interest rate increases;

•         in Mexico, mainly as a result of higher interest rates applicable to loans and advances to customers and, to a lesser extent, an increase in the average volume of loans and advances to customers; and

•         in South America, generally due to increases in the average volume of interest-earning assets, particularly loans and advances to customers, in the countries of this region where BBVA operates;

and which was partially offset by:

•         the performance of the Banking Activity in Spain operating segment, which was adversely affected by the lower average volumes of interest-earning assets (mainly securities, derivatives and loans); and

•         the performance of the Turkey operating segment, as a result of the negative impact of the depreciation of the Turkish lira which more than offset the higher interest rates of interest-earning assets, particularly loans and advances to customers, and the growth in activity, particularly in cash and cash balances with central banks.

Dividend income

Dividend income for the year ended December 31, 2017 amounted to €334 million, a 28.5% decrease compared with the €467 million recorded for the year ended December 31, 2016, mainly as a result of our divestment in CNCB, a 2.14% stake of which we sold  in 2017, and lower dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit of entities accounted for using the equity method for the year ended December 31, 2017 amounted to €4 million, compared with the €25 million recorded for the year ended December 31, 2016.

Fee and commission income

The breakdown of fee and commission income for 2017 and 2016 is as follows:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Bills receivables	46	52	(11.5)
Current accounts	507	469	8.1
Credit and debit cards	2,834	2,679	5.8
Checks	212	207	2.4
Transfers and others payment orders	601	578	4.0
Insurance product commissions	192	178	7.9
Commitment fees	231	237	(2.5)
Contingent risks	396	406	(2.5)
Asset Management	923	839	10.0
Securities fees	385	335	14.9
Custody securities	122	122	-
Other	700	701	(0.1)
Fee and commission income	7,150	6,804	5.1

Fee and commission income increased by 5.1% to €7,150 million for the year ended December 31, 2017 from €6,804 million for the year ended December 31, 2016, mainly as a result of an increase in fees and commissions from the use of credit cards in South America, Mexico, Spain and the United States, and an increase in securities fees and asset management fees in Spain.

Fee and commission expenses

The breakdown of fee and commission expenses for 2017 and 2016 is as follows:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	1,458	1,334	9.3
Transfers and others payment orders	102	102	-
Commissions for selling insurance	60	63	(4.8)
Other fees and commissions	610	587	3.9
Fee and commission expenses	2,229	2,086	6.9

Fee and commission expenses increased by 6.9% to €2,229 million for the year ended December 31, 2017 from €2,086 million for the year ended December 31, 2016, primarily due to an increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of credit and debit cards in South America, Mexico and Spain.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities decreased 43.5% to €938 million for the year ended December 31, 2017, compared with a gain of €1,661 million for the year ended December 31, 2016, primarily as result of the lower sales of ALCO (Assets and Liabilities Committee) portfolios in Spain. In addition, the gain in the prior period was partially due to the sale of our stake in VISA Europe, Ltd. recorded in the second quarter of 2016, which resulted in a €225 million gain.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	985	1,375	(28.4)
Available-for-sale financial assets	843	1,271	(33.7)
Loans and receivables	133	95	40.6
Other	9	10	(7.1)
Gains (losses) on financial assets and liabilities held for trading, net	218	248	(12.1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(56)	114	n.m.(1)
Gains (losses) from hedge accounting, net	(209)	(76)	175.0
Net gains (losses) on financial assets and liabilities	938	1,661	(43.5)

(1)        Not meaningful.

Exchange differences, net

Exchange differences, net increased to €1,030 million for the year ended December 31, 2017 from €472 million for the year ended December 31, 2016 as a result mainly of certain financial operations particularly in Turkey.

Other operating income and expenses

Other operating income for the year ended December 31, 2017 increased 13.1% to €1,439 million, compared with the €1,272 million recorded for the year ended December 31, 2016, mainly as a result of higher income from real estate-related services in Spain.

Other operating expenses for the year ended December 31, 2017 amounted to €2,223 million, a 4.5% increase compared with the €2,128 million recorded for the year ended December 31, 2016, mainly as a result of  higher expenses from real estate-related services in Spain.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2017 was €3,342 million, an 8.5% decrease compared with the €3,652 million of income recorded for the year ended December 31, 2016, mainly as a result of lower insurance activity in Spain and the impact of the depreciation of some currencies against the euro.

Expenses on insurance and reinsurance contracts for the year ended December 31, 2017 were €2,272 million, a 10.7% decrease compared with the €2,545 million expense recorded for the year ended December 31, 2016, mainly as a result of the lower insurance activity in Spain and the impact of the depreciation of some currencies against the euro mentioned above, which had a corresponding impact on expenses on insurance and reinsurance contracts.

Administration costs

Administration costs, which include personnel expenses and other administrative expenses, for the year ended December 31, 2017 amounted to an expense of €11,112 million, a 2.2% decrease compared with the €11,366 million recorded for the year ended December 31, 2016, driven by declines in both personnel expenses and other administrative expenses, mainly as a result of some synergies in Spain (following the integration of Catalunya Banc) and the impact of the depreciation of some currencies, particularly the Turkish Lira.

The table below provides a breakdown of personnel expenses for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Wages and salaries	5,163	5,267	(2.0)
Social security costs	761	784	(2.9)
Defined contribution plan expense	87	87	-
Defined benefit plan expense	62	67	(7.5)
Other personnel expenses	497	516	(3.7)
Personnel expenses	6,571	6,722	(2.2)

The table below provides a breakdown of other administrative expenses for 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Technology and systems	692	673	2.8
Communications	269	294	(8.5)
Advertising	352	398	(11.6)
Property, fixtures and materials	1,033	1,080	(4.4)
Of which:
Rent expenses	581	616	(5.7)
Taxes other than income tax	456	433	5.3
Other expenses	1,738	1,766	(1.6)
Other administrative expenses	4,541	4,644	(2.2)

Depreciation and amortization

Depreciation and amortization of this operating segment for the year ended December 31, 2017 was €1,387 million, a 2.7% decrease compared with the €1,426 million recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of some currencies against the euro.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2017 was an expense of €745 million, a 37.2% decrease compared with the €1,186 million expense recorded for the year ended December 31, 2016, mainly attributable to the provisions recorded in 2016 related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (the so-called “cláusulas suelo”) in Spain. BBVA has made additional provisions during 2017 to cover possible contingencies and claims that may arise in connection with this matter in amounts that BBVA considers not significant.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

Impairment on financial assets for the year ended December 31, 2017 was a loss of €4,803 million, a 26.4% increase compared with the €3,801 million net loss recorded for the year ended December 31, 2016, mainly as a result of the recognition of impairment losses of €1,123 million relating to our slightly above 5% stake in Telefónica, S.A. resulting from the fact that its stock price fell below our acquisition cost for a prolonged period The Group’s non-performing asset ratio was 4.4% as of December 31, 2017, compared with 4.9% as of December 31, 2016.

Impairment or reversal of impairment on non-financial assets

Impairment losses on non-financial assets for the year ended December 31, 2017 was a loss of €364 million, a 30.1% decrease compared with the €521 million recorded for the year ended December 31, 2016, mainly due to lower impairment losses on real estate investment properties in Spain.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, net, for the year ended December 31, 2017 amounted to €47 million, a 32.9% decrease compared with the €70 million gain recorded for the year ended December 31, 2016.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2017 was €26 million, compared with the €31 million loss recorded for the year ended December 31, 2016.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2017 amounted to €6,931 million, an 8.4% increase compared with the €6,392 million operating profit before tax recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2017 was an expense of €2,169 million, a 27.7% increase compared with the €1,699 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax, and the recognition of the impairment losses relating to our stake in Telefónica, S.A. which adversely affected our operating profit before tax but had no impact on taxable income.

Profit

As a result of the foregoing, profit for the year ended December 31, 2017 amounted to €4,762 million, a 1.5% increase compared with the €4,693 million recorded for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2017 amounted to €3,519 million, a 1.3% increase compared with the €3,475 million recorded for the year ended December 31, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2017 amounted to €1,243 million, a 2.1% increase compared with the €1,218 million profit attributable to non-controlling interests recorded for the year ended December 31, 2016, mainly as a result of the stronger performance of our Peruvian and Argentinian operations where there are minority shareholders,  as well as our reduction of our stake in our Argentinian operations during the year, which more than offset the effect of the completion, in March 2017, of the acquisition of an additional 9.95% stake in Garanti (which resulted in a reduction in the stake held by others in Garanti).

BBVA Group results of operations for 2016 compared with 2015

The table below shows the Group’s consolidated income statements for 2016 and 2015:

	Year Ended December 31,

	2016	2015	Change
	(In Millions of Euros)		(In %)
Interest and similar income	27,708	24,783	11.8
Interest and similar expenses	(10,648)	(8,761)	21.5
Net interest income	17,059	16,022	6.5
Dividend income	467	415	12.5
Share of profit or loss of entities accounted for using the equity method	25	174	(85.6)
Fee and commission income	6,804	6,340	7.3
Fee and commission expenses	(2,086)	(1,729)	20.6
Net gains (losses) on financial assets and liabilities (1)	1,661	865	92.0
Exchange differences, net	472	1,165	(59.5)
Other operating income	1,272	1,315	(3.3)
Other operating expenses	(2,128)	(2,285)	(6.9)
Income on insurance and reinsurance contracts	3,652	3,678	(0.7)
Expenses on insurance and reinsurance contracts	(2,545)	(2,599)	(2.1)
Gross income	24,653	23,362	5.5
Administration costs	(11,366)	(10,836)	4.9
Personnel expenses	(6,722)	(6,273)	7.2
Other administrative expenses	(4,644)	(4,563)	1.8
Depreciation and amortization	(1,426)	(1,272)	12.1
Net margin before provisions	11,861	11,254	5.4
Provisions or reversal of provisions	(1,186)	(731)	62.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(3,801)	(4,272)	(11.0)
Impairment or reversal of impairment on non-financial assets	(521)	(273)	90.8
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	70	(2,135)	n.m.(2)
Negative goodwill recognized in profit or loss	-	26	(100.0)
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(31)	734	n.m. (2)
Operating profit before tax	6,392	4,603	38.9
Tax expense or income related to profit or loss from continuing operations	(1,699)	(1,274)	33.4
Profit from continuing operations	4,693	3,328	41.0
Profit from discontinued operations, net	-	-	-
Profit	4,693	3,328	41.0
Profit attributable to parent company	3,475	2,642	31.5
Profit attributable to non-controlling interests	1,218	686	77.6

(1)        Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) from hedge accounting, net”.

(2)        Not meaningful.

The changes in our consolidated income statements for 2016 and 2015 were as follows:

Net interest income

The following table summarizes net interest income for 2016 compared with 2015.

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

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2016 and 2015. Beginning January 1, 2016, we modified the sub-captions included in net gain (losses) on financial assets and liabilities. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 Form 20-F under net gains (losses) on financial assets and liabilities:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	1,375	1,055	30.3
Available-for-sale financial assets	1,271	980	29.7
Loans and receivables	95	76	23.9
Other	10	(1)	n.m.(1)
Gains (losses) on financial assets and liabilities held for trading, net	248	(409)	n.m.(1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	114	126	(9.2)
Gains (losses) from hedge accounting, net	(76)	93	n.m.(1)
Net gains (losses) on financial assets and liabilities	1,661	865	92.0

(1)        Not meaningful.

Exchange differences, net

Exchanges differences, net decreased from €1,165 million for the year ended December 31, 2015 to €472 million for the year ended December 31, 2016, due primarily to the evolution of foreign currencies and exchange rate management, including hedging arrangements.

Other operating income and expenses

Other operating income amounted to €1,272 million for the year ended December 31, 2016, a 3.3% decrease compared with €1,315 million for the year ended December 31, 2015, mainly due to the lower income from non-financial services.

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

Expenses on insurance and reinsurance contracts for the year ended December 31, 2016 were €2,545 million, a 2.1% decrease compared with the €2,599 million gain recorded for the year ended December 31, 2015.

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

The table below provides a breakdown of personnel expenses for the years ended December 31, 2016 and 2015. Beginning January 1, 2016, we modified the sub-captions included in administration costs. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 Form 20-F under administration costs.

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Wages and salaries	5,267	4,868	8.2
Social security costs	784	733	7.0
Defined contribution plan expense	87	84	3.6
Defined benefit plan expense	67	57	17.5
Other personnel expenses	516	531	(2.8)
Personnel expenses	6,722	6,273	7.2

Wages and salary expenses increased 7.2% from €6,273 million for the year ended December 31, 2015 to €6,722 million for the year ended December 31, 2016, mainly as a result of the change in the consolidation method of Garanti.

The table below provides a breakdown of other administrative expenses for 2016 and 2015:

	Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Technology and systems	673	625	7.7
Communications	294	281	4.8
Advertising	398	387	2.9
Property, fixtures and materials	1,080	1,030	4.9
Of which:
Rent expenses	616	591	32.2
Taxes other than income tax	433	466	(75.6)
Other expenses	1,766	1,775	(61.3)
Other administrative expenses	4,644	4,563	n.m.(1)

(1)        Not meaningful.

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

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2016 was €1,426 million, an 12.1% increase compared with the €1,272 million recorded for the year ended December 31, 2015 mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and, to a lesser extent, the amortization of software and hardware particularly in the United States affected by the mild appreciation of the U.S. dollar.

Provisions or reversal of provisions

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

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

Impairment on financial assets for the year ended December 31, 2016 was a loss of €3,801 million, a 11.0% decrease compared with the €4,272 million loss recorded for the year ended December 31, 2015 mainly due to decreased impaired assets as a result of lower additions to non-performing assets in Spain, higher recovery of written-off assets of the Non-Core Real Estate segment and the impact of the depreciation of the majority of our operating currencies against the euro. These effects were partially offset by the change in the consolidation method of Garanti. The Group’s non-performing asset ratio was 4.9% as of December 31, 2016, compared with 5.4% as of December 31, 2015.

Impairment or reversal of impairment on non-financial assets

Impairment on non-financial assets for the year ended December 31, 2016 was a loss of €521 million, a 90.8% increase compared with the €273 million recorded for the year ended December 31, 2015, due to impairments losses on real estate investment properties in Spain.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, net for the year ended December 31, 2016 amounted to €70 million, compared with a loss of €2,135 million recognized for the year ended December 31, 2015. The loss recorded for the year ended December 31, 2015 was mainly the result of the fair value measurement of the stake we already held in Garanti at the time we acquired our additional 14.89% stake in Garanti, which we had to make as a result of the purchase of an additional stake in Garanti and the change in its consolidation method.

Negative goodwill recognized in profit or loss

There was no negative goodwill recognized in profit or loss for the year ended December 31, 2016. There was €26 million negative goodwill recognized in profit or loss for the year ended December 31, 2015 as a result of the acquisition of Catalunya Banc.

Profit ( loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2016 amounted to €31 million, compared with a gain of €734 million for the year ended December 31, 2015. The gain in 2015 related mainly to capital gains from the sale of the 6.34% stake in CNCB.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2016 was €6,392 million, a 38.9% increase from the €4,603 million recorded for the year ended December 31, 2015.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2016 was €1,699 million, compared with a €1,274 million expense recorded for the year ended December 31, 2015, as a result of higher operating profit before tax and a lower proportion of income with low or zero tax rates (primarily dividends and equity-accounted earnings).

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2016 was €4,693 million, a 41.0% increase from the €3,328 million recorded for the year ended December 31, 2015.

Profit from discontinued operations, net

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

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria for 2015, which are the following:

•         The treatment of Garanti: Information from January 1, 2015 through June 30, 2015 was calculated and presented under management criteria according to which the assets, liabilities and income statement of Garanti were included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti until July 2015. For purposes of the Group financial statements the participation in Garanti was accounted under “Share of profit or loss of entities accounted for using the equity method” through June 30, 2015.

•         The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” in the Group financial statements and which included in 2015 the gains from the sale of our 6.34% participation in CNCB during 2015 and the impact of our acquisition of a 14.89% stake in Garanti in 2015 (which required us to (i) measure at fair value our prior 25.01% stake in Garanti, which was then classified as a joint venture accounted by the using of the equity method, and (ii) fully consolidate Garanti in the consolidated financial statements of the BBVA Group).

	For the Year Ended December 31, 2017
	Banking Activity in Spain	Non-Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,738	71	2,158	5,437	3,331	3,200	180	(357)	17,758	-	17,758
Net fees and commissions	1,561	3	647	1,217	703	713	164	(86)	4,921	-	4,921
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	555	-	111	249	14	480	123	436	1,968	-	1,968
Other operating income and expenses, net (2)	327	(91)	2	177	67	59	1	80	622	-	622
Gross income	6,180	(17)	2,919	7,080	4,115	4,451	468	73	25,270	-	25,270
Administration costs	(3,066)	(97)	(1,671)	(2,189)	(1,325)	(1,886)	(297)	(581)	(11,112)	-	(11,112)
Depreciation and amortization	(313)	(18)	(187)	(256)	(178)	(121)	(11)	(303)	(1,387)	-	(1,387)
Net margin before provisions	2,802	(132)	1,061	4,635	2,612	2,444	160	(811)	12,770	-	12,770
Impairment losses on financial assets, net(3)	(567)	(138)	(241)	(1,652)	(453)	(650)	23	(1,125)	(4,803)	-	(4,803)
Provisions or reversal of provisions	(369)	(403)	(36)	(35)	(12)	(103)	(6)	(73)	(1,036)	-	(1,036)
Operating profit/ (loss) before tax	1,866	(673)	784	2,948	2,147	1,691	177	(2,009)	6,931	-	6,931
Tax expense or income related to profit or loss from continuing operations	(482)	170	(273)	(786)	(426)	(486)	(52)	166	(2,169)	-	(2,169)
Profit from continuing operations	1,384	(502)	511	2,162	1,720	1,205	125	(1,843)	4,762	-	4,762
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-	-	-	-
Profit	1,384	(502)	511	2,162	1,720	1,205	125	(1,843)	4,762	-	4,762
Profit attributable to non-controlling interests	(3)	1	-	-	(895)	(345)	-	(1)	(1,242)	-	(1,243)
Profit attributable to parent company	1,381	(501)	511	2,162	826	861	125	(1,844)	3,519	-	3,519

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and    liabilities held for trading, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  Includes share of profit or loss of entities accounted for using the equity method.

(3)  Referred as “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss” in “Item 3. Key Information—Selected Consolidated Financial Data”.

	For the Year Ended December 31, 2016
	Banking Activity in Spain	Non-Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,877	60	1,953	5,126	3,404	2,930	166	(455)	17,059	-	17,059
Net fees and commissions	1,477	6	638	1,149	731	634	194	(110)	4,718	-	4,718
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	786	(3)	142	222	77	464	87	357	2,133	-	2,133
Other operating income and expenses, net (2)	277	(68)	(27)	270	46	25	45	177	744	-	744
Gross income	6,416	(6)	2,706	6,766	4,257	4,054	491	(31)	24,653	-	24,653
Administration costs	(3,252)	(96)	(1,652)	(2,149)	(1,524)	(1,793)	(330)	(569)	(11,366)	-	(11,366)
Depreciation and amortization	(327)	(27)	(190)	(247)	(214)	(100)	(12)	(307)	(1,426)	-	(1,426)
Net margin before provisions	2,837	(130)	863	4,371	2,519	2,160	149	(907)	11,862	-	11,862
Impairment losses on financial assets, net(3)	(763)	(138)	(221)	(1,626)	(520)	(526)	30	(37)	(3,801)	-	(3,801)
Provisions or reversal of provisions	(807)	(475)	(30)	(67)	(93)	(82)	23	(139)	(1,668)	-	(1,668)
Operating profit/ (loss) before tax	1,268	(743)	612	2,678	1,906	1,552	203	(1,084)	6,392	-	6,392
Tax expense or income related to profit or loss from continuing operations	(360)	148	(153)	(697)	(390)	(487)	(52)	293	(1,699)	-	(1,699)
Profit from continuing operations	908	(595)	459	1,981	1,515	1,065	151	(791)	4,693	-	4,693
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-	-	-	-
Profit	908	(595)	459	1,981	1,515	1,065	151	(791)	4,693	-	4,693
Profit attributable to non-controlling interests	(3)	-	-	(1)	(917)	(294)	-	(3)	(1,218)	-	(1,218)
Profit attributable to parent company	905	(595)	459	1,980	599	771	151	(794)	3,475	-	3,475

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and    liabilities held for trading, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

 (2)  Includes share of profit or loss of entities accounted for using the equity method.

(3) Referred as “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss” in “Item 3. Key Information—Selected Consolidated Financial Data”.

	For the Year Ended December 31, 2015
	Banking Activity in Spain	Non-Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total	Adjustments(5)	Group Income
	(In Millions of Euros)
Net interest income	4,015	71	1,811	5,387	2,194	3,202	176	(432)	16,426	(404)	16,022
Net fees and commissions	1,593	2	616	1,223	471	718	170	(88)	4,705	(94)	4,611
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	1,011	4	186	198	(273)	595	125	163	2,009	21	2,030
Other operating income and expenses, net (2)	185	(105)	18	273	42	(38)	(6)	172	540	159	699
Gross income	6,803	(28)	2,631	7,081	2,434	4,477	465	(183)	23,680	(318)	23,362
Administration costs	(3,072)	(101)	(1,602)	(2,402)	(1,043)	(1,875)	(336)	(595)	(11,027)	191	(10,836)
Depreciation and amortization	(368)	(25)	(204)	(219)	(118)	(104)	(15)	(237)	(1,290)	18	(1,272)
Net margin before provisions	3,363	(154)	825	4,459	1,273	2,498	113	(1,015)	11,363	(109)	11,254
Impairment losses on financial assets, net(3)	(1,342)	(179)	(142)	(1,633)	(422)	(614)	(4)	(3)	(4,339)	67	(4,272)
Provisions or reversal of provisions	(481)	(383)	2	(53)	2	(71)	(6)	(154)	(1,144)	(1,261)	(2,405)
Operating profit/ (loss) before tax	1,540	(716)	685	2,772	853	1,814	103	(1,172)	5,879	(1,276)	4,603
Tax expense or income related to profit or loss from continuing operations	(454)	221	(168)	(678)	(166)	(565)	(33)	402	(1,441)	167	(1,274)
Profit from continuing operations	1,086	(495)	517	2,094	687	1,248	70	(770)	4,438	(1,109)	3,328
Profit from discontinued operations /Profit from corporate operations, net (4)	-	-	-	-	-	-	-	(1,109)	(1,109)	1,109	-
Profit	1,086	(495)	517	2,094	687	1,248	70	(1,880)	3,328	-	3,328
Profit attributable to non-controlling interests	(6)	(1)	-	(1)	(316)	(343)	1	(19)	(686)	-	686
Profit attributable to parent company	1,080	(496)	517	2,094	371	905	70	(1,899)	2,642	-	2,642

   (1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2) Includes share of profit or loss of entities accounted for using the equity method.

(3) Referred as “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss” in “Item 3. Key Information—Selected Consolidated Financial Data”.

(4) For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

(5) Adjustments in 2015 include (i) adjustments made to account for the fact that, until July 2015, in the consolidated financial statements Garanti was accounted for using the equity method rather than using the management criteria referred to above; and (ii) adjustments relating to the reclassification, in the fourth quarter of 2015, of certain operating expenses related to technology from the Corporate Center to the Banking Activity in Spain segment. This reclassification was a consequence of the reassignment of technology-related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain segment during 2015.

Results of Operations by Operating Segment for 2017 Compared with 2016

BANKING ACTIVITY IN SPAIN

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,738	3,877	(3.6)
Net fees and commissions	1,561	1,477	5.7
Net gains (losses) on financial assets and liabilities and exchange differences, net	555	786	(29.4)
Other operating income and expenses, net	(111)	(123)	(9.3)
Income and expenses on insurance and reinsurance contracts	438	400	9.6
Gross income	6,180	6,416	(3.7)
Administration costs	(3,066)	(3,252)	(5.7)
Depreciation and amortization	(313)	(327)	(4.4)
Net margin before provisions	2,802	2,837	(1.3)
Impairment losses on financial assets, net	(567)	(763)	(25.7)
Provisions or reversal of provisions	(369)	(807)	(54.3)
Operating profit/(loss) before tax	1,866	1,268	47.2
Tax expense or income related to profit or loss from continuing operations	(482)	(360)	33.9
Profit from continuing operations	1,384	908	52.5
Profit from corporate operations, net	-	-	-
Profit	1,384	908	52.5
Profit attributable to non-controlling interests	(3)	(3)	(3.6)
Profit attributable to parent company	1,381	905	52.7

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,738 million, a 3.6% decrease compared with the €3,877 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in the average volume of interest-earning assets, particularly in the securities portfolio and derivatives as a result of the sale of certain wholesales portfolios and, to a lesser extent, lower average loans and advances to customers, partially offset by the lower funding cost of interest-bearing liabilities. The net interest margin over this operating segment’s total average assets amounted to 1.18% for 2017 compared with 1.15% for 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €1,561 million, a 5.7% increase compared with the €1,477 million recorded for the year ended December 31, 2016, mainly as a result of an increase in securities fees due to increased activity in our wholesale businesses and the growth in mutual funds driven primarily by higher share prices.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 was a net gain of €555 million, a 29.4% decrease compared with the €786 million net gain recorded for the year ended December 31, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios. The gain in the prior period was also partially due to the gains from the sale of our stake in VISA Europe, Ltd. recorded in the second quarter of 2016.

Other operating income and expenses, net

    Other net operating expenses of this operating segment for the year ended December 31, 2017 were €111 million, a 9.3% decrease compared with the €123 million of net expenses recorded for the year ended December 31, 2016, mainly as a result of a reduced annual contribution to the Single Resolution Fund and increased income from insurance activity.

Income and expenses on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was a gain of €438 million, a 9.6% increase compared with the €400 million gain recorded for the year ended December 31, 2016, mainly as a result of the lower claims ratio and new contracts originated.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to an expense of €3,066 million, a 5.7% decrease compared with the €3,252 million recorded for the year ended December 31, 2016, mainly as a result of a €66 million decrease in salaries, a €38 million decrease in rent expenses due to a reduction in the number of branches, a €20 million decrease in IT expenses and a €23 million decrease in third party services expenses. There has been a decrease in administration costs for the six consecutive quarters ended December 31, 2017 due to the synergies related to the integration of Catalunya Banc and the implementation of efficiency plans.

Impairment losses on financial assets, net

Impairment losses on financial assets of this operating segment for the year ended December 31, 2017 was a net loss of €567 million, a 25.7% decrease compared with the €763 million recorded for the year ended December 31, 2016, mainly as a result of decreased impaired assets due to the improvement of credit quality, partially offset by the increase in the size of the loan portfolio by year end. The non-performing asset ratio of this operating segment as of December 31, 2017 was 5.2% compared with 5.8% as of December 31, 2016.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2017 were €369 million, a 54.3% decrease compared with the €807 million recorded for the year ended December 31, 2016. Provisions recorded in 2016 were adversely affected by provisioning related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (the so-called “cláusulas suelo”).  BBVA has made additional provisions during 2017 to cover possible contingencies and claims that may arise in connection with this matter in amounts that BBVA considers not significant.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €1,866 million, a 47.2% increase compared with the €1,268 million recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was an expense of €482 million, a 33.9% increase compared with the €360 million expense recorded for the year ended December 31, 2016 mainly as a result of the higher operating profit before tax. The tax expense amounted to 25.8% of the operating profit before tax for the year ended December 31, 2017, and 28.4% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €1,381 million, a 52.7% increase compared with the €905 million recorded for the year ended December 31, 2016.

NON-CORE REAL ESTATE

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	71	60	19.5
Net fees and commissions	3	6	(50.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net	-	(3)	(100.0)
Other operating income and expenses, net	(91)	(68)	33.2
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	(17)	(6)	157.8
Administration costs	(97)	(96)	0.5
Depreciation and amortization	(18)	(27)	(33.8)
Net margin before provisions	(132)	(130)	1.2
Impairment losses on financial assets, net	(138)	(138)	0.4
Provisions or reversal of provisions	(403)	(475)	(15.2)
Operating profit/(loss) before tax	(673)	(743)	(9.4)
Tax expense or income related to profit or loss from continuing operations	170	148	15.4
Profit from continuing operations	(502)	(595)	(15.6)
Profit from corporate operations, net	-	-	-
Profit	(502)	(595)	(15.6)
Profit attributable to non-controlling interests	1	-	n.m.(1)
Profit attributable to parent company	(501)	(595)	(15.8)

(1)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €71 million, a 19.5% increase compared with the €60 million recorded for the year ended December 31, 2016, mainly as a result of higher interest income from construction sector loans.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €3 million, a 50.7% decrease compared with the €6 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in insurance product commissions.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2017 were €91 million, compared with the €68 million of net expenses recorded for the year ended December 31, 2016, mainly as a result of a €32 million decrease in income from non-financial services.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €97 million, a 0.5% increase compared with the €96 million recorded for the year ended December 31, 2016.

Impairment losses on financial assets, net

Impairment losses on financial assets of this operating segment for the year ended December 31, 2017 was a net loss of €138 million, a 0.4% increase compared with the €138 million recorded for the year ended December 31, 2016. The non-performing asset ratio of this operating segment as of December 31, 2017 was 52.8% compared with 56.1% as of December 31, 2016.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2017 were €403 million, a 15.2% decrease compared with the €475 million recorded for the year ended December 31, 2016, mainly as a result of portfolio sales.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2017 was €673 million, a 9.4% decrease compared with the €743 million loss recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2017 amounted to €170 million, a 15.4% increase compared with the €148 million gain recorded for the year ended December 31, 2016. Consequently, tax income amounted to 25.3% of the operating loss before tax for the year ended December 31, 2017, and 19.9% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 was a loss of €501 million, a 15.8% decrease compared with the €595 million loss recorded for the year ended December 31, 2016.

UNITED STATES

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	2,158	1,953	10.5
Net fees and commissions	647	638	1.5
Net gains (losses) on financial assets and liabilities and exchange differences, net	111	142	(22.2)
Other operating income and expenses, net	2	(27)	n.m.(1)
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	2,919	2,706	7.9
Administration costs	(1,671)	(1,652)	1.1
Depreciation and amortization	(187)	(190)	(1.9)
Net margin before provisions	1,061	863	22.9
Impairment losses on financial assets, net	(241)	(221)	8.9
Provisions or reversal of provisions	(36)	(30)	21.4
Operating profit/(loss) before tax	784	612	28.2
Tax expense or income related to profit or loss from continuing operations	(273)	(153)	78.6
Profit from continuing operations	511	459	11.3
Profit from corporate operations, net	-	-	-
Profit	511	459	11.3
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	511	459	11.3

(1)   Not meaningful.

In 2017 the U.S. dollar depreciated 2.0% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the United States operating segment for such year expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €2,158 million, a 10.5% increase compared with the €1,953 million recorded for the year ended December 31, 2016, mainly as a result of higher interest rates (including as a result of the impact of the Federal Reserve Board benchmark interest rate increases), particularly related to loans and advances to customers, and, to a lesser extent, in the securities portfolio and derivatives, partially offset by the effect of higher interests on deposits, particularly from Federal Home Loan Banks. The net interest margin over total average assets of this operating segment amounted to 2.58% for 2017 compared with 2.26% for 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €647 million, a 1.5% increase compared with the €638 million recorded for the year ended December 31, 2016, mainly as a result of the increase in commissions, particularly in credit and debit card commissions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2017 was a net gain of €111 million, a 22.2% decrease compared with the €142 million gain recorded for the year ended December 31, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) securities and mortgage portfolios.

Other operating income and expenses, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €2 million, compared with the €27 million of net expenses recorded for the year ended December 31, 2016, mainly as a result of the lower contribution made to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,671 million, a 1.1% increase compared with the €1,652 million recorded for the year ended December 31, 2016, mainly as a result of increases in general and administrative expenses, particularly IT, consulting and marketing expenses, and, to a lesser extent, an increase in personnel expenses.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2017 were €241 million, an 8.9% increase compared with the €221 million recorded for the year ended December 31, 2016, mainly as a result of the impact of additional allowances for loan losses related to the impact of hurricanes Harvey and Irma, and higher loan-loss provisioning related to consumer portfolios, partially offset by decreased impaired assets due to the improvement in the credit quality indicators of energy loans during 2017. The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.2%, compared with 1.5% as of December 31, 2016.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €784 million, a 28.2% increase compared with the €612 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €273 million, a 78.6% increase compared with the €153 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax and the impact of the remeasurement of deferred tax assets and liabilities due to the impact of the Tax Cuts and Jobs Act signed into legislation on December 22, 2017 (pursuant to which the corporate tax rate was also reduced). Consequently, the tax expense amounted to 34.9% of the operating profit before tax for the year ended December 31, 2017, compared with 25.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €511 million, an 11.3% increase compared with the €459 million recorded for the year ended December 31, 2016.

MEXICO

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	5,437	5,126	6.1
Net fees and commissions	1,217	1,149	5.9
Net gains (losses) on financial assets and liabilities and exchange differences, net	249	222	12.3
Other operating income and expenses, net	(239)	(237)	1.0
Income and expenses on insurance and reinsurance contracts	416	507	(17.8)
Gross income	7,080	6,766	4.6
Administration costs	(2,189)	(2,149)	1.9
Depreciation and amortization	(256)	(247)	3.8
Net margin before provisions	4,635	4,371	6.0
Impairment losses on financial assets, net	(1,652)	(1,626)	1.6
Provisions or reversal of provisions	(35)	(67)	(47.8)
Operating profit/(loss) before tax	2,948	2,678	10.1
Tax expense or income related to profit or loss from continuing operations	(786)	(697)	12.8
Profit from continuing operations	2,162	1,981	9.2
Profit from corporate operations, net	-	-	-
Profit	2,162	1,981	9.2
Profit attributable to non-controlling interests	-	(1)	n.m.(1)
Profit attributable to parent company	2,162	1,980	9.2

(1)   Not meaningful.

In 2017, the Mexican peso depreciated 3.1% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the Mexico operating segment for such year expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €5,437 million, a 6.1% increase compared with the €5,126 million recorded for the year ended December 31, 2016, and a 9.5% increase excluding the negative exchange rate effect. The increase was mainly as a result of higher interest rates, particularly due to the effect of the higher interest rates on the securities portfolio and loans and advances to customers, and to a lesser extent, an increase in the average volume of loans and advances to customers. The net interest margin over total average assets of this operating segment amounted to 5.65% for 2017 compared with 5.47% for 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €1,217 million, a 5.9% increase compared with the €1,149 million recorded for the year ended December 31, 2016, mainly as a result of an overall increase in commissions, particularly in credit and debit card commissions and fees from online and investment banking, partially offset by a decrease in commissions for selling insurance and the impact of the depreciation of the Mexican peso against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2017 were €249 million, a 12.3% increase compared with the €222 million gain recorded for the year ended December 31, 2016, mainly as a result of portfolio sales.

Other operating income and expenses, net

Other operating income and expenses, net of this operating segment for the year ended December 31, 2017 was a net expense of €239 million, a 1.0% increase compared with the €237 million of net expenses recorded for the year ended December 31, 2016.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €416 million, a 17.8% decrease compared with the €507 million income recorded for the year ended December 31, 2016, mainly as a result of the higher rate of claims brought by customers (particularly in the last quarter of 2017) as a result of the impact of natural disasters that took place during 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 were €2,189 million, a 1.9% increase compared with the €2,149 million recorded for the year ended December 31, 2016, mainly as a result of the increase in general and administrative expenses, particularly IT expenses, and, to a lesser extent, the increase in personnel expenses. The increase was below Mexico’s inflation rate for the year.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2017 were €1,652 million, a 1.6% increase compared with the €1,626 million recorded for the year ended December 31, 2016. Excluding the impact of the depreciation of the Mexican peso, the increase in impairment losses on financial assets (4.9%) was in line with the increase recorded in loans and advances to customers (5.3%). The non-performing asset ratio of this operating segment was 2.3% as of December 31, 2017 and 2016.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €2,948 million, a 10.1% increase compared with the €2,678 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €786 million, a 12.8% increase compared with the €697 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 26.7% of the operating profit before tax for the year ended December 31, 2017, and 26.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €2,162 million, a 9.2% increase compared with the €1,980 million recorded for the year ended December 31, 2016.

TURKEY

Since July 2015 we have fully consolidated Garanti’s results in our consolidated financial statements. From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and, on March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017”.

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,331	3,404	(2.1)
Net fees and commissions	703	731	(3.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net	14	77	(81.2)
Other operating income and expenses, net	5	(18)	n.m.(1)
Income and expenses on insurance and reinsurance contracts	62	64	(2.6)
Gross income	4,115	4,257	(3.3)
Administration costs	(1,325)	(1,524)	(13.1)
Depreciation and amortization	(178)	(214)	(16.7)
Net margin before provisions	2,612	2,519	3.7
Impairment losses on financial assets, net	(453)	(520)	(13.0)
Provisions or reversal of provisions	(12)	(93)	(87.2)
Operating profit/(loss) before tax	2,147	1,906	12.7
Tax expense or income related to profit or loss from continuing operations	(426)	(390)	9.2
Profit from continuing operations	1,720	1,515	13.5
Profit from corporate operations, net	-	-	n.m.(1)
Profit	1,720	1,515	13.5
Profit attributable to non-controlling interests	(895)	(917)	(2.4)
Profit attributable to parent company	826	599	37.9

(1)   Not meaningful.

The Turkish lira depreciated 18.9% against the euro in average terms during 2017, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the Turkey operating segment for such year expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,331 million, a 2.1% decrease compared with the €3,404 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, there was a 20.6% increase in net interest income, mainly as a result of higher interest rates, particularly in loans and advances to customers and inflation-linked bonds, and the growth in activity, particularly in cash and cash balances with central banks, in line with the growth of the Turkish financial sector. The net interest margin over total average assets of this operating segment amounted to 4.05% for 2017 compared to 3.81% for 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €703 million, a 3.9% decrease compared with the €731 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, there was an 18.5% increase in net fees and commissions, mainly as a result of an increase in credit and debit card commissions, which amounted to €51 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions, which increased by €32 million.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2017 were €14 million, an 81.2% decrease compared with the €77 million gain recorded for the year ended December 31, 2016. The gain in 2016 was partially due to the sale of Garanti’s stake in VISA Europe, Ltd. recorded in the second quarter of 2016.

Other operating income and expenses, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €5 million, compared with the €18 million of net expenses recorded for the year ended December 31, 2016, mainly as a result of a €13 million increase in financial income from real estate-related services.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €62 million, a 2.6% decrease compared with the €64 million income recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,325 million, a 13.1% decrease compared with the €1,524 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, administration costs increased by 7.2%, mainly as a result of the 11.9% inflation rate, which led to a €78 million increase in personnel expenses and an €11 million increase in general and administrative expenses.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2017 were €453 million, a 13.0% decrease compared with the €520 million recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, impairment losses on financial assets increased by 7.3%, mainly as a result of the deterioration of the credit quality and the increase in the size of the loan portfolio. The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.9% compared with 2.7% as of December 31, 2016. This increase was mainly the result of increased impairments of  wholesale loans, the majority of which had already been fully provisioned.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €2,147 million, a 12.7% increase compared with the €1,906 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €426 million, a 9.2% increase compared with the €390 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 19.9% of the operating profit before tax for the year ended December 31, 2017, and 20.5% for the year ended December 31, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2017 amounted to €895 million, a 2.4% decrease compared with the €917 million recorded for the year ended December 31, 2016 mainly as a result of the completion of our acquisition of an additional 9.95% stake in Garanti on March 22, 2017, which more than offset the effect of the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €826 million, a 37.9% increase compared with the €599 million recorded for the year ended December 31, 2016 mainly as a result of the higher operating profit before tax and our acquisition of an additional 9.95% stake in Garanti during the year.

SOUTH AMERICA

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,200	2,930	9.2
Net fees and commissions	713	634	12.4
Net gains (losses) on financial assets and liabilities and exchange differences, net	480	464	3.4
Other operating income and expenses, net	(113)	(133)	(15.0)
Income and expenses on insurance and reinsurance contracts	172	158	8.8
Gross income	4,451	4,054	9.8
Administration costs	(1,886)	(1,793)	5.2
Depreciation and amortization	(121)	(100)	20.8
Net margin before provisions	2,444	2,160	13.1
Impairment losses on financial assets, net	(650)	(526)	23.6
Provisions or reversal of provisions	(103)	(82)	26.2
Operating profit/(loss) before tax	1,691	1,552	8.9
Tax expense or income related to profit or loss from continuing operations	(486)	(487)	(0.3)
Profit from continuing operations	1,205	1,065	13.1
Profit from corporate operations, net	-	-	-
Profit	1,205	1,065	13.1
Profit attributable to non-controlling interests	(345)	(294)	17.0
Profit attributable to parent company	861	771	11.6

In 2017, the Venezuelan bolivar depreciated significantly against the euro in average terms compared with the year ended December 31, 2016. In the year ended December 31, 2017 the Group used the estimated exchange rate of 18,182 Venezuelan bolivars per euro. See “Presentation of Financial Information―Venezuela”. In addition, the Argentine peso depreciated 12.8% against the euro in average terms. On the other hand, the Chilean peso, Colombian peso and Peruvian new sol appreciated in average terms against the euro compared with the year ended December 31, 2016, by 2.1%, 1.4% and 1.4%, respectively. In the aggregate, changes in exchange rates resulted in a negative impact on most of the headings of the results of operations of the South America operating segment for the year ended December 31, 2017 expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,200 million, a 9.2% increase compared with the €2,930 million recorded for the year ended December 31, 2016, mainly as a result of growth in the average volume of interest-earning assets, particularly loans and advances to customers, and, to a lesser extent, in the securities portfolio and derivatives, partially offset by the depreciation of the Venezuelan bolivar and the Argentine peso. Assuming constant exchange rates, net interest income increased by 15.1%. The net interest margin over total average assets of this operating segment amounted to 4.22% for 2017 compared with 4.09% for 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €713 million, a 12.4% increase compared with the €634 million recorded for the year ended December 31, 2016, mainly as a result of an increase in credit and debit card commissions, which amounted to €33 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions which increased by €13 million, partially offset by the depreciation of local currencies against the euro. By country, the main variation was registered in Argentina where net fees and commissions, at constant exchange rates, increased by €65 million.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2017 were €480 million, a 3.4% increase compared with the €464 million gain recorded for the year ended December 31, 2016, mainly as a result of foreign-currency operations.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2017 were €113 million, a 15.0% decrease compared with the €133 million recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €172 million, a 8.8% increase compared with the €158 million income recorded for the year ended December 31, 2016, mainly as a result of the performance in Colombia where income on insurance and reinsurance contracts, at constant exchange rates, increased by €14 million.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,886 million, a 5.2% increase compared with the €1,793 million recorded for the year ended December 31, 2016, in line with the average inflation rate in most countries and partially offset by the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2017 were €650 million, a 23.6% increase compared with the €526 million recorded for the year ended December 31, 2016, mainly as a result of increased impaired assets due to the deterioration of credit quality with certain customers, partially offset by the decrease in the volume of the loan portfolio, the higher recovery of written-off assets and the depreciation of the Venezuelan bolivar and the Argentine peso. The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.4% compared with 2.9% as of December 31, 2016.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2017 were €103 million, a 26.2% increase compared with the €82 million recorded for the year ended December 31, 2016, mainly as a result of an increase in contingent liabilities.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €1,691 million, an 8.9% increase compared with the €1,552 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €486 million, a 0.3% decrease compared with the €487 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso. Assuming constant exchange rates, tax expenses increased by 10.1%, in line with the 8.9% increase in operating profit before tax. Consequently, the tax expense amounted to 28.7% of the operating profit before tax for the year ended December 31, 2017, and 31.4% for the year ended December 31, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2017 amounted to €345 million, a 17.0% increase compared with the €294 million recorded for the year ended December 31, 2016 mainly as a result of the stronger performance of our Peruvian and Argentinian operations, where there are minority shareholders, as well as our reduction of our stake in our Argentinian operations during 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €861 million, an 11.6% increase compared with the €771 million recorded for the year ended December 31, 2016.

REST OF EURASIA

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	180	166	8.7
Net fees and commissions	164	194	(15.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net	123	87	40.4
Other operating income and expenses, net	1	45	(97.3)
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	468	491	(4.8)
Administration costs	(297)	(330)	(9.9)
Depreciation and amortization	(11)	(12)	(10.4)
Net margin before provisions	160	149	7.0
Impairment losses on financial assets, net	23	30	(24.3)
Provisions or reversal of provisions	(6)	23	n.m.(1)
Operating profit/(loss) before tax	177	203	(12.9)
Tax expense or income related to profit or loss from continuing operations	(52)	(52)	0.3
Profit from continuing operations	125	151	(17.4)
Profit from corporate operations, net	-	-	-
Profit	125	151	(17.4)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	125	151	(17.4)

(1)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €180 million, an 8.7% increase compared with the €166 million recorded for the year ended December 31, 2016, mainly as a result of the performance of the Global Finance unit in Europe, particularly retail business and Corporate and Investment Banking (C&IB),  and, to a lesser extent the performance of the Global Markets unit in Europe, partially offset by performance of the Global Markets unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €164 million, a 15.2% decrease compared with the €194 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in securities fees.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €123 million, a 40.4% increase compared with the €87 million net gain recorded for the year ended December 31, 2016, mainly as a result of the €21 million increase in the gains on financial assets in retail businesses, particularly in Portugal (€13 million increase) and the €28 million increase of the Global Markets unit in Europe, partially offset by the €25 million decrease of the Global Markets unit in Asia.

 Other operating income and expenses, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €1 million, compared with the €45 million net income recorded for the year ended December 31, 2016, mainly as a result of our divestment in CNCB, a 2.14% stake of which we sold in 2017, which resulted in lower dividends from CNCB.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €297 million, a 9.9% decrease compared with the €330 million recorded for the year ended December 31, 2016, mainly as a result of the expense reduction efforts in the Corporate and Investment Banking (C&IB) unit in Asia and the retail business in Europe.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2017 amounted to a €23 million gain, a 24.3% decrease compared with the €30 million gain recorded for the year ended December 31, 2016, mainly as a result of the release of provisions, particularly in Portugal. The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.2% compared with 1.5% as of December 31, 2016.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €177 million, a 12.9% decrease compared with the €203 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €52 million, a 0.3% increase compared with the €52 million expense recorded for the year ended December 31, 2016, mainly as a result of a higher effective tax rate attributable in part to lower dividends received in 2017. Consequently, the tax expense amounted to a 29.5% of the operating profit before tax for the year ended December 31, 2017, and 25.6% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €125 million, a 17.4% decrease compared with the €151 million recorded for the year ended December 31, 2016.

CORPORATE CENTER

	For The Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	(357)	(455)	(21.6)
Net fees and commissions	(86)	(110)	(21.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net	436	357	22.2
Other operating income and expenses, net	99	197	(49.7)
Income and expenses on insurance and reinsurance contracts	(19)	(21)	(9.8)
Gross income	73	(31)	n.m.(1)
Administration costs	(581)	(569)	2.2
Depreciation and amortization	(303)	(307)	(1.3)
Net margin before provisions	(811)	(907)	(10.6)
Impairment losses on financial assets, net	(1,125)	(37)	n.m.(1)
Provisions or reversal of provisions	(73)	(139)	(47.3)
Operating profit/(loss) before tax	(2,009)	(1,084)	85.4
Tax expense or income related to profit or loss from continuing operations	166	293	(43.3)
Profit from continuing operations	(1,843)	(791)	133.1
Profit from corporate operations, net	-	-	-
Profit	(1,843)	(791)	133.1
Profit attributable to non-controlling interests	(1)	(3)	(60.0)
Profit attributable to parent company	(1,844)	(794)	132.3

(1)   Not meaningful.

Net interest income / (expense)

Net interest expense of this operating segment for the year ended December 31, 2017 was €357 million, a 21.6% decrease compared with the €455 million expense recorded for the year ended December 31, 2016, mainly as a result of the lower funding cost of the Group’s investments.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 was an expense of €86 million, a 21.2% decrease compared with an expense of €110 million loss recorded for the year ended December 31, 2016, mainly as a result of an increase in funds commissions income.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €436 million, a 22.2% increase compared with the €357 million gain recorded for the year ended December 31, 2016, mainly as a result of the sale of a 2.14% stake in CNCB in 2017.

Other operating income and expenses, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €99 million, a 49.7% decrease compared with the €197 million net income recorded for the year ended December 31, 2016, mainly as a result of the decreased dividends from Telefónica, S.A. as it lowered its dividends from €0.55 per share to €0.4 per share, and from CNCB, which also lowered its dividends and also due to the smaller stake held by the Group in CNCB (following the sale of a 2.14% stake in 2017).

Income and expenses on insurance and reinsurance contracts

Income and expenses on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was an expense of €19 million, a 9.8% decrease compared with the €21 million expense recorded for the year ended December 31, 2016.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €581 million, a 2.2% increase compared with the €569 million recorded for the year ended December 31, 2016, mainly as a result of the €15 million increase in fixed remuneration and also due to a €11 million increase in general and administrative expenses, particularly IT expenses.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2017 were €1,125 million, compared with the €37 million recorded for the year ended December 31, 2016, mainly as a result of the recognition of impairment losses of €1,123 million relating to our slightly above 5% stake in Telefónica, S.A. resulting from the fact that its stock price fell below our acquisition cost for a prolonged period.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2017 were €73 million, a 47.3% decrease compared with the €139 million recorded for the year ended December 31, 2016, mainly due to lower provisions for early retirements.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2017 was €2,009 million, compared with the €1,084 million loss recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2017 amounted to €166 million, a 43.3% decrease compared with the €293 million income recorded for the year ended December 31, 2016, despite the increase in operating loss before tax since the recognition of the impairment losses relating to our stake in Telefónica, S.A., had no impact on taxable income. Consequently, the tax income amounted to 8.3% of the operating loss before tax for the year ended December 31, 2017, and 27.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 was a loss of €1,844 million, compared with the €794 million loss recorded for the year ended December 31, 2016.

Results of Operations by Operating Segment for 2016 Compared with 2015

BANKING ACTIVITY IN SPAIN

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	3,877	4,015	(3.5)
Net fees and commissions	1,477	1,593	(7.3)
Net gains (losses) on financial assets and liabilities and exchange differences, net	786	1,011	(22.2)
Other operating income and expenses, net	(123)	(168)	(26.9)
Income and expenses on insurance and reinsurance contracts	400	352	13.5
Gross income	6,416	6,803	(5.7)
Administration costs	(3,252)	(3,072)	5.9
Depreciation and amortization	(327)	(368)	(11.2)
Net margin before provisions	2,837	3,363	(15.6)
Impairment losses on financial assets, net	(763)	(1,342)	(43.1)
Provisions or reversal of provisions	(807)	(481)	67.7
Operating profit/(loss) before tax	1,268	1,540	(17.7)
Tax expense or income related to profit or loss from continuing operations	(360)	(454)	(20.7)
Profit from continuing operations	908	1,086	(16.4)
Profit from corporate operations, net	-	-	-
Profit	908	1,086	(16.4)
Profit attributable to non-controlling interests	(3)	(6)	(52.8)
Profit attributable to parent company	905	1,080	(16.2)

Net interest income

 Net interest income of this operating segment for the year ended December 31, 2016 amounted to €3,877 million, a 3.5% decrease compared with the €4,015 million recorded for the year ended December 31, 2015, mainly as a result of a decrease in loan volumes in an environment of low interest rates, where lower yields on loans were partially offset by cheaper funding.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 amounted to €1,477 million, a 7.3% decrease compared with the €1,593 million recorded for the year ended December 31, 2015, mainly due to lower contribution from fees and commissions arising from securities services, including investment banking.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €786 million, a 22.2% decrease compared with the €1,011 million gain recorded for the year ended December 31, 2015, mainly as a result of lower ALCO portfolio sales.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2016 were €123 million, a 26.9% decrease compared with the €168 million expense recorded for the year ended December 31, 2015, mainly as a result of a reduced annual contribution to the Single Resolution Fund.

Income and expenses on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts for the year ended December 31, 2016 was €400 million, a 13.5% increase compared with €352 million net income recorded for the year ended December 31, 2015, mainly due to the integration of Catalunya Banc and a higher amount of net premiums.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were of €3,252 million, 5.9% higher compared with the €3,072 million in expenses recorded for the year ended December 31, 2015, substantially all of which was a result of the acquisition of Catalunya Banc and the related subsequent integration costs.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 was a loss of €763 million, a 43.1% decrease compared with the €1,342 million loss recorded for the year ended December 31, 2015, mainly due to the continued improvement of credit quality in Spain. This operating segment’s non-performing asset ratio decreased to 5.8% as of December 31, 2016 from 6.6% as of December 31, 2015.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €807 million, 67.7% higher than the €481 million provisions recorded for the year ended December 31, 2015, and were mainly attributable to higher provisions related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (the so-called “cláusulas suelo”) of €577 million (€404 million after tax).

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2016 amounted to €1,268 million, a 17.7% decrease compared with the €1,540 million of operating profit recorded for the year ended December 31, 2015.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2016 was €360 million, a 20.7% decrease compared with the €454 million expense recorded for the year ended December 31, 2015, mainly as a result of the 18.1% decrease in operating profit before tax. Such income tax was levied at a 30% tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €905 million, a 16.2% decrease compared with the €1,080 million recorded for the year ended December 31, 2015.

NON-CORE REAL ESTATE

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	60	71	(16.2)
Net fees and commissions	6	2	138.9
Net gains (losses) on financial assets and liabilities and exchange differences, net	(3)	4	n.m.(1)
Other operating income and expenses, net	(68)	(105)	(35.0)
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	(6)	(28)	(76.5)
Administration costs	(96)	(101)	(4.9)
Depreciation and amortization	(27)	(25)	11.2
Net margin before provisions	(130)	(154)	(15.2)
Impairment losses on financial assets, net	(138)	(179)	(23.1)
Provisions or reversal of provisions	(475)	(383)	23.9
Operating profit/(loss) before tax	(743)	(716)	3.8
Tax expense or income related to profit or loss from continuing operations	148	221	(33.2)
Profit from continuing operations	(595)	(495)	20.3
Profit from corporate operations, net	-	-	-
Profit	(595)	(495)	20.3
Profit attributable to non-controlling interests	-	(1)	(100.0)
Profit attributable to parent company	(595)	(496)	20.1

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

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €3 million, compared with the €4 million gain recorded for the year ended December 31, 2015.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2016 were €68 million, a 35.0% decrease compared with the €105 million expense recorded for the year ended December 31, 2015, mainly as a result of lower impairment related to the Bank’s participation in Metrovacesa S.A.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €96 million, 4.9% lower compared with the €101 million expense recorded for the year ended December 31, 2015, mainly as a result of a 16.5% decrease in other administrative expenses.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 were €138 million, a 23.1% decrease compared with the €179 million recorded for the year ended December 31, 2015, mainly as a result of higher recovery of written-off assets as well as lower losses from real estate asset collateral.

   Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €475 million, 23.9% higher than the €383 million expense recorded for the year ended December 31, 2015, as a result of higher impairments mainly due to the reallocation of certain loans from the Banking Activity in Spain segment to the Non-Core Real Estate segment relating to foreclosed assets, which resulted in higher loan loss provisions. The purpose of this reallocation was to better reflect the risk profile of the loan portfolios of each segment. With respect to the foreclosed assets of this segment, we updated their appraisal value to reflect higher haircuts on the less liquid assets, in respect of which we had limited market references and a wide price valuation range. The portfolios which were most impacted by this update were our land portfolios.

    Operating profit/(loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the year ended December 31, 2016 was €743 million, a 3.8% increase compared with the €716 million loss recorded for the year ended December 31, 2015.

    Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2016 amounted to €148 million, a 33.2% decrease compared with the €221 million of income recorded for the year ended December 31, 2015, mainly as a result of the reversal of certain deductions that were applied in prior years in connection with impairments in participations.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 was a loss of €595 million, compared with the €496 million loss recorded for the year ended December 31, 2015.

UNITED STATES

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	1,953	1,811	7.9
Net fees and commissions	638	616	3.5
Net gains (losses) on financial assets and liabilities and exchange differences, net	142	186	(23.6)
Other operating income and expenses, net	(27)	18	n.m.(1)
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	2,706	2,631	2.8
Administration costs	(1,652)	(1,602)	3.1
Depreciation and amortization	(190)	(204)	(6.7)
Net margin before provisions	863	825	4.6
Impairment losses on financial assets, net	(221)	(142)	56.0
Provisions or reversal of provisions	(30)	2	n.m.(1)
Operating profit/(loss) before tax	612	685	(10.6)
Tax expense or income related to profit or loss from continuing operations	(153)	(168)	(8.8)
Profit from continuing operations	459	517	(11.2)
Profit from corporate operations, net	-	-	-
Profit	459	517	(11.2)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	459	517	(11.2)

(1)   Not meaningful.

In 2016 the U.S. dollar appreciated 0.2% against the euro on average terms, resulting in a positive exchange rate effect on our income statement and in the results of operations of the United States operating segment for the year ended December 31, 2016 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

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

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €142 million, a 23.6% decrease compared with the €186 million net gain recorded for the year ended December 31, 2015, mainly as a result of the difficult situation in the markets and lower sales of ALCO portfolios.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2016 were €27 million, compared with the €18 million operating income recorded for the year ended December 31, 2015, mainly due to a €17 million decrease in dividends from the Federal Reserve System. In addition, in 2015 other operating income and expense, net benefited from the income generated by the sale of Capital Investment Counsel Inc.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €1,652 million, a 3.1% increase compared with the €1,602 million expense recorded for the year ended December 31, 2015, mainly as a result of a €40 million increase in personnel expenses and, to a lesser extent, due to a €10 million increase in other administrative expenses. Among the main variations, fixed remuneration increased the costs by €29 million, and variable remuneration increased the costs by €13 million. Additionally, there was a positive exchange rate effect of €5 million.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 were €221 million, a 56.0% increase compared with the €142 million loss recorded for the year ended December 31, 2015, mainly as a result of increased impaired financial assets due to the increase registered in the loan portfolio and the deterioration in credit quality, particularly related to the rise in provisions following the rating downgrades on some companies that operate in the energy, metal and mining sectors during the first quarter of 2016. This increase in impairment losses on financial assets was partially offset by lower recovery of written-off assets. The non-performing asset ratio of this operating segment as of December 31, 2016 was 1.5% compared with 0.9% as of December 31, 2015.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the year ended December 31, 2016 amounted to €612 million, a 10.6% decrease compared with the €685 million of operating profit recorded for the year ended December 31, 2015.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2016 was €153 million, an 8.8% decrease compared with the €168 million recorded for the year ended December 31, 2015, mainly as a result of the 10.6% decrease in the operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €459 million, an 11.2% decrease compared with the €517 million recorded for the year ended December 31, 2015.

MEXICO

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	5,126	5,387	(4.9)
Net fees and commissions	1,149	1,223	(6.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net	222	198	12.3
Other operating income and expenses, net	(237)	(260)	(9.0)
Income and expenses on insurance and reinsurance contracts	507	533	(4.9)
Gross income	6,766	7,081	(4.4)
Administration costs	(2,149)	(2,402)	(10.5)
Depreciation and amortization	(247)	(219)	12.6
Net margin before provisions	4,371	4,459	(2.0)
Impairment losses on financial assets, net	(1,626)	(1,633)	(0.5)
Provisions or reversal of provisions	(67)	(53)	25.6
Operating profit/(loss) before tax	2,678	2,772	(3.4)
Tax expense or income related to profit or loss from continuing operations	(697)	(678)	2.7
Profit from continuing operations	1,981	2,094	(5.4)
Profit from corporate operations, net	-	-	-
Profit	1,981	2,094	(5.4)
Profit attributable to non-controlling interests	(1)	(1)	-
Profit attributable to parent company	1,980	2,094	(5.4)

(1)   Not meaningful.

In 2016, the Mexican peso depreciated 14.8% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2016 and in the results of operations of the Mexico operating segment for such year expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

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

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €222 million, a 12.3% increase compared with the €198 million gain recorded for the year ended December 31, 2015, mainly as a result of gains derived from hedging activity partially offset by the impact of the depreciation of the Mexican peso in the last quarter of 2016.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2016 were €237 million, compared with the €260 million of other operating expenses recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €38 million). Excluding this impact, other operating income and expenses, net decreased mainly as a result of an increase in expenses related to non-banking activity (like administration costs relating to foreclosed assets) and expenses related to ATMs and frauds, partially offset by a €27 million decrease in the contribution to the Mexican Deposit Guarantee Fund (IPAB) year-on-year.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2016 was €507 million, a 4.9% decrease compared with income of €533 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €79 million).

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €2,149 million, a 10.6% decrease compared with the €2,402 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €355 million). Excluding this impact, administration costs increased mainly as a result of a €92 million increase in personnel expenses, primarily related to variable remuneration and, to a lesser extent, due to IT expenses, which increased costs by €23 million, and a €10 million increase in other administrative expenses for the ongoing renovation and remodeling of branch offices and the change of headquarters.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 were €1,626 million, a 0.5% decrease compared with the €1,633 million loss recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso (which had an estimated impact of approximately €241 million). Excluding this impact, the change in impairment losses on financial assets was mainly as a result of an increase in impaired assets due to the increase registered in the loan portfolio and the deterioration in credit quality. This increase in impairment losses on financial assets was partially offset due to higher recovery of written-off assets. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.3% compared with 2.6% as of December 31, 2015.

Provisions or reversal of provisions

Provisions in this operating segment for 2016 were €67 million compared with the €53 million recorded for 2015, as a result of higher provisions related to restructuring costs.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the year ended December 31, 2016 amounted to €2,678 million, a 3.4% decrease compared with the operating profit of €2,772 million recorded for the year ended December 31, 2015.

 Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2016 was €697 million, a 2.7% increase compared with the expense of €678 million recorded for the year ended December 31, 2015.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €1,980 million, a 5.4% decrease compared with the €2,094 million recorded for the year ended December 31, 2015.

TURKEY

Since July 2015 (following the acquisition of an additional 14.89% stake in Garanti) we have fully consolidated Garanti’s results in our consolidated financial statements. Until then, in accordance with IFRS 8, information for Turkey was presented under management criteria, pursuant to which Garanti’s information was proportionally consolidated based on our interest in Garanti (25.01% during the six-month period ended June 30, 2015). See “Item 4. Information on the Company―History and Development of the Company―Capital expenditures―2017” for information on the evolution of our stake in Garanti.

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	3,404	2,194	55.1
Net fees and commissions	731	471	55.2
Net gains (losses) on financial assets and liabilities and exchange differences, net	77	(273)	n.m.(1)
Other operating income and expenses, net	(18)	2	n.m.(1)
Income and expenses on insurance and reinsurance contracts	64	40	62.0
Gross income	4,257	2,434	74.9
Administration costs	(1,524)	(1,043)	46.2
Depreciation and amortization	(214)	(118)	81.8
Net margin before provisions	2,519	1,273	97.8
Impairment losses on financial assets, net	(520)	(422)	23.2
Provisions or reversal of provisions	(93)	2	n.m.(1)
Operating profit/(loss) before tax	1,906	853	123.5
Tax expense or income related to profit or loss from continuing operations	(390)	(166)	135.4
Profit from continuing operations	1,515	687	120.6
Profit from corporate operations, net	-	-	-
Profit	1,515	687	120.6
Profit attributable to non-controlling interests	(917)	(316)	190.2
Profit attributable to parent company	599	371	61.4

(1)   Not meaningful.

As indicated above, since July 2015 (following the acquisition of an additional 14.89% stake in Garanti), Garanti was fully consolidated by us. Such consolidation affected the comparability of our results for the periods discussed below for all the accounting lines items of the income statement. Additionally the Turkish lira depreciated 10% against the euro in average terms during 2016, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2016 and in the results of operations of the Turkey operating segment for such year expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

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

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2016 were €77 million, compared with the €273 million loss recorded for the year ended December 31, 2015, as a result mainly of capital gains from the divestment of ALCO portfolios, the proceeds of our sale of VISA Europe Ltd. to VISA Inc. in November 2015 (€87 million gross of tax) which were received in 2016 and gains on financial assets of the Global Markets unit in Turkey, partially offset by a negative exchange rate effect of €26 million.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2016 were €18 million, compared with operating income of €2 million recorded for the year ended December 31, 2015, mainly as a result of increased amounts payable as a contribution to the Deposit Guarantee Fund. Additionally there were higher expenses as a result of the high inflation rate and the investments made in the upgrading, modernization and digitalization of traditional channels.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2016 was €64 million, a 62.0% increase compared with the €40 million of operating income recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €1,524 million, a 46.2% increase compared with the €1,043 million recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti which more than offset the impact of changes in exchange rates. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, and excluding the impact of variations in exchange rates, the change in administration costs was mainly as a result of the high inflation, the 30% increase in the minimum wage since January 2016 and an increase in variable remuneration in personnel expenses.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 were €520 million, a 23.2% increase compared with the €422 million loss recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti which more than offset the impact of changes in exchange rates. Excluding the effect of the acquisition of the additional stake in Garanti and the resulting change in the consolidation method of Garanti, and excluding the impact of variations in exchange rates, the change in impairment losses on financial assets, net was mainly as a result of increased impaired assets due to the increase in the loan portfolio and the deterioration in credit quality, and increased impairment losses related to the subsidiary in Romania. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.7% compared with 2.8% as of December 31, 2015.

Provisions or reversal of provisions

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

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2016 was €390 million, a 135.4% increase compared with the €166 million recorded for the year ended December 31, 2015, as a result of the change in the consolidation method of Garanti.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €599 million, a 61.4% increase compared with the €371 million recorded for the year ended December 31, 2015.

SOUTH AMERICA

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	2,930	3,202	(8.5)
Net fees and commissions	634	718	(11.6)
Net gains (losses) on financial assets and liabilities and exchange differences, net	464	595	(22.0)
Other operating income and expenses, net	(133)	(219)	(39.4)
Income and expenses on insurance and reinsurance contracts	158	181	(12.8)
Gross income	4,054	4,477	(9.5)
Administration costs	(1,793)	(1,875)	(4.4)
Depreciation and amortization	(100)	(104)	(3.3)
Net margin before provisions	2,160	2,498	(13.5)
Impairment losses on financial assets, net	(526)	(614)	(14.2)
Provisions or reversal of provisions	(82)	(71)	15.2
Operating profit/(loss) before tax	1,552	1,814	(14.4)
Tax expense or income related to profit or loss from continuing operations	(487)	(565)	(13.8)
Profit from continuing operations	1,065	1,248	(14.7)
Profit from corporate operations, net	-	-	-
Profit	1,065	1,248	(14.7)
Profit attributable to non-controlling interests	(294)	(343)	(14.2)
Profit attributable to parent company	771	905	(14.9)

All the currencies of the region depreciated in average terms against the euro compared with the year ended December 31, 2015 and resulted in a negative impact on the results of operations of the South America operating segment for the year ended December 31, 2016 expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”. In the year ended December 31, 2016, the Group used the estimated exchange rate of 1,893 Venezuelan bolivars per euro. See “Presentation of Financial Information―Venezuela”.

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

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €464 million, a 22.0% decrease compared with the €595 million gain recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €172 million). By country, the main variation was registered in Colombia where net gains (losses) on financial assets and liabilities and exchange differences, net at constant exchange rates, decreased by €75 million due to the fair value measurement of our previously acquired stake in Credibanco.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the year ended December 31, 2016 were €133 million, compared with the €219 million of other net operating expenses recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately € 121 million). Excluding this impact, the change in other operating income and expenses, net was mainly due to a €27 million decrease in other operating income. By country, the main variation was registered in Venezuela where other operating expenses, at constant exchange rates, increased by €30 million.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €1,793 million, a 4.4% decrease compared with the €1,875 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso (which had an estimated impact of approximately €348 million). Excluding this impact, administration costs increased mainly as a result of a €148 million increase in personnel expenses, and, to a lesser extent, due to a €118 million increase in other administrative expenses. Among the main variations, fixed remuneration increased the costs by €94 million, and IT expenses increased the costs by €24 million. All the changes were impacted by the high inflation in certain countries in the region. By country, the main variation was registered in Argentina where administration costs, at constant exchange rates, increased by €171 million mainly due to an increase in personnel expenses and other administrative expenses which was attributable in part to the high inflation.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 were €526 million, a 14.2% decrease compared with the €614 million recorded for the year ended December 31, 2015, mainly as a result of decreased impaired assets due to the decrease registered in the loan portfolio and the depreciation of the currencies of the region (which had an estimated impact of approximately €72 million). This decrease in impairment losses on financial assets was partially offset by the lower recovery of written-off assets. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.9% compared with 2.3% as of December 31, 2015. By country, the main variation was registered in Chile where impairment losses on financial assets, at constant exchange rates, decreased by €31 million.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €82 million, a 15.2% increase compared with the €71 million provisions recorded for the year ended December 31, 2015, mainly as a result of higher provisions relating to restructuring costs related to the Group’s transformation process.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the year ended December 31, 2016 amounted to €1,552 million, a 14.4% decrease compared with the operating profit of €1,814 million recorded for the year ended December 31, 2015.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2016 was €487 million, a 13.8% decrease compared with the €565 million recorded for the year ended December 31, 2015, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine peso, and the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €771 million, a 14.9% decrease compared with the €905 million recorded for the year ended December 31, 2015.

REST OF EURASIA

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	166	176	(5.9)
Net fees and commissions	194	170	13.8
Net gains (losses) on financial assets and liabilities and exchange differences, net	87	125	(30.3)
Other operating income and expenses, net	45	(6)	n.m.(1)
Gross income	491	465	5.7
Administration costs	(330)	(336)	(2.0)
Depreciation and amortization	(12)	(15)	(18.7)
Net margin before provisions	149	113	31.7
Impairment losses on financial assets, net	30	(4)	n.m.(1)
Provisions or reversal of provisions	23	(6)	n.m.(1)
Operating profit/(loss) before tax	203	103	96.4
Tax expense or income related to profit or loss from continuing operations	(52)	(33)	56.9
Profit from continuing operations	151	70	115.0
Profit from corporate operations, net	-	-	-
Profit	151	70	115.0
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	151	70	115.0

(1)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 amounted to €166 million, a 5.9% decrease compared with the €176 million recorded for the year ended December 31, 2015, mainly due to the low interest rate environment, leading to fewer transactions, as a result of macroeconomic conditions in the Eurozone.

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

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €87 million, a 30.3% decrease compared with the €125 million gain recorded for the year ended December 31, 2015, mainly as a result of a lower contribution from trading income.

Other operating income and expenses, net

Other net operating income of this operating segment for the year ended December 31, 2016 was €45 million, compared with the €6 million of net expense recorded for the year ended December 31, 2015, mainly as a result of a €46 million increase in income from dividends received from CNCB.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €330 million, a 2.0% decrease compared with the €336 million recorded for the year ended December 31, 2015, mainly as a result of a €13 million decrease in personnel expenses, partially offset by an increase in other administrative expenses of €7 million. Among the main variations, fixed remuneration costs decreased by €16 million, and remuneration based on equity instruments decreased such costs by €4 million.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 amounted to a €30 million gain, compared with the €4 million loss recorded for the year ended December 31, 2015, mainly as a result of the release of provisions in Portugal, Belgium and in the Corporate & Investment Banking unit for the European customers. The non-performing asset ratio of this operating segment as of December 31, 2016 was 2.7% compared with 2.5% as of December 31, 2015.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the year ended December 31, 2016 amounted to €203 million, a 96.4% increase compared with the €103 million of operating profit recorded for the year ended December 31, 2015.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2016 was €52 million, a 56.9% increase compared with the €33 million expense recorded for the year ended December 31, 2015, mainly as a result of the higher operating income before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2016 amounted to €151 million, a 115.0% increase compared with the €70 million recorded for the year ended December 31, 2015.

CORPORATE CENTER

	For The Year Ended December 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	(455)	(432)	5.5
Net fees and commissions	(110)	(88)	24.7
Net gains (losses) on financial assets and liabilities and exchange differences, net	357	163	118.8
Other operating income and expenses, net	197	192	2.9
Income and expenses on insurance and reinsurance contracts	(21)	(19)	9.4
Gross income	(31)	(183)	(83.0)
Administration costs	(569)	(595)	(4.4)
Depreciation and amortization	(307)	(237)	29.8
Net margin before provisions	(907)	(1,015)	(10.6)
Impairment losses on financial assets, net	(37)	(3)	n.m.(1)
Provisions or reversal of provisions	(139)	(154)	(9.5)
Operating profit/(loss) before tax	(1,084)	(1,172)	(7.6)
Tax expense or income related to profit or loss from continuing operations	293	402	(27.2)
Profit from continuing operations	(791)	(770)	2.7
Profit from corporate operations, net	-	(1,109)	(100.0)
Profit	(791)	(1,880)	(57.9)
Profit attributable to non-controlling interests	(3)	(19)	(83.9)
Profit attributable to parent company	(794)	(1,899)	(58.2)

(1)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2016 was net interest expense of €455 million, a 5.5% increase compared with the €432 million of net interest expense recorded for the year ended December 31, 2015, primarily as a result of higher expenses related to the purchase price allocation of Catalunya Banc.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2016 was an expense of €110 million, a 24.7% increase compared with the €88 million expense recorded for the year ended December 31, 2015.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2016 were €357 million, a 118.8% increase compared with the €163 million gain recorded for the year ended December 31, 2015, mainly as a result of higher gains of the ALCO management.

Other operating income and expenses, net

Other net operating income of this operating segment for the year ended December 31, 2016 was €197 million, a 2.9% increase compared with the €192 million of operating income recorded for the year ended December 31, 2015, mainly as a result of the purchase price allocation of the current business of the insurance companies of Catalunya Banc(which contributed €9 million), partially offset by a €13 million decrease in the share of profit or loss of entities accounted for using the equity method.

Income and expenses on insurance and reinsurance contracts

Expenses on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2016 were €21 million, a 9.4% increase compared with expenses of €19 million recorded for the year ended December 31, 2015.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2016 were €569 million, a 4.4% decrease compared with the €595 million recorded for the year ended December 31, 2015, mainly as a result of a €49 million decrease in other administrative expenses, partially offset by an increase in personnel expenses. Among the main variations, branch allocation expenses decreased the costs by €70 million, and lower redundancy expenses decreased the costs by €21 million.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the year ended December 31, 2016 was a loss of €37 million, compared with the €3 million recorded for the year ended December 31, 2015, mainly as a result of higher impairment of debt securities and higher country risk loan-loss provisions.

Provisions or reversal of provisions

Provisions of this operating segment for the year ended December 31, 2016 totaled €139 million, an 9.5% decrease compared with the €154 million provisions recorded for the year ended December 31, 2015 due to lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2016 was €1,084 million, compared with the €1,172 million loss recorded for the year ended December 31, 2015.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2016 amounted to €293 million, compared with the €402 million of income recorded for the year ended December 31, 2015, mainly as a result of a lower operating loss before tax. In addition, in 2015 there were higher tax deductions as a result of the sale of participations.

Profit from corporate operations, net

There was no profit from corporate operations, net of this operating segment for the year ended December 31, 2016, whereas there was a €1,109 million loss recorded for the year ended December 31, 2015, which resulted from the sale of the 6.43% stake in CNCB.

Profit attributable to parent company

As a result of the foregoing, the profit attributable to parent company of this operating segment for the year ended December 31, 2016 was a loss of €794 million, compared with the €1,899 million loss recorded for the year ended December 31, 2015.

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

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual LMU level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti and our Latin American subsidiaries.

The table below shows the composition of the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of December 31, 2017:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti	Others
	(In Millions of Euros)
Cash and balances with central banks	15,634	8,649	2,150	6,692	6,083
Assets for credit operations with central banks	47,429	5,731	24,039	5,661	6,333
Central governments issues	26,784	3,899	2,598	5,661	6,274
Of Which: Spanish government securities	20,836	-	-	-	-
Other issues	20,645	1,831	7,023	-	58
Loans	-	-	14,417	-	-
Other non-eligible liquid assets	7,986	575	621	1,607	345
Accumulated available balance	71,050	14,955	26,810	13,959	12,761

Average balance	67,823	13,896	27,625	13,862	13,211

(1)     It includes Spain, Portugal and Rest of Eurasia.

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management also helps avoid possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.), within the Euro currency scope, which LMU includes BBVA Portugal and Rest of Eurasia.

 The Finance Division, through Global Asset Liabilities Management (ALM) manages the BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMU and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

 As a first core element, the Bank’s targets in terms of liquidity and funding risk are centered on the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resilience in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a requirement for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required were designed to comply in advance with the implementation of the regulatory requirements of 2018, at a level above 100%.

LCR came into force in Europe on October 1, 2015, with an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout 2017, LCR at the BBVA Group remained above 100%. As of December 31, 2017, LCR was 128%.

Although this regulatory requirement is mandatory at a group level for Eurozone banks, the LCR of all of our banking subsidiaries exceeded 100% as of December 31, 2017. Liquidity excesses in subsidiaries are not deemed to be transferable to other subsidiaries when calculating the consolidated LCR. Excluding High Quality Liquid Assets (HQLA), our consolidated LCR was 149% as of December 31, 2017, 21% above the required LCR.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, Global Risk Management (“GRM”)-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2017 and 2016, in the sense that all the LMUs maintained levels of self-funding with stable customer funds which were higher than the required levels.

The second core element in liquidity and funding risk management is the achievement of proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers. Regarding long-term funding, its maturity profile does not show significant concentrations, which contributes to the adaptation of the anticipated securities issuance schedule to financial conditions of the markets. Moreover, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both by counterparty and by instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, helping ensure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets, such as collaterals for central banks, and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

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

The following table shows the balances as of December 31, 2017, 2016 and 2015 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

		As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Deposits from central banks	37,054	34,740	40,087
Deposits from credit institutions	54,516	63,501	68,543
Customer deposits	376,379	401,465	403,362
Debt certificates	63,915	76,375	81,980
Other financial liabilities	11,850	13,129	12,141
Total	543,714	589,210	606,113

 Customer deposits

Customer deposits amounted to €376,379 million as of December 31, 2017, compared with €401,465 million as of December 31, 2016 and €403,362 million as of December 31, 2015.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €367,300 million as of December 31, 2017 compared with €387,974 million as of December 31, 2016 and €380,094 million as of December 31, 2015.

The decline in customer deposits in 2017 was mainly as a result of the reclassification as non-current assets and liabilities held for sale of the assets and liabilities of BBVA Chile and the real estate business in Spain as a result of the agreements entered into with Scotiabank and Cerberus, respectively. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2017—Agreement for the creation of a joint venture and transfer of the real estate business in Spain”.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €91,570 million as of December 31, 2017, compared with €98,241 million as of December 31, 2016 and €108,630 million as of December 31, 2015. The decrease as of December 31, 2017 compared with December 31, 2016, was mainly attributable to the lower volume of deposits from credit institutions, as a result of the reclassification as non-current assets and liabilities held for sale of the assets and liabilities of BBVA Chile as a result of the agreement entered into with Scotiabank.

		As of December 31,
	2017	2016	2015
	(In Millions of Euros)

Deposits from credit institutions	54,516	63,501	68,543
Deposits from central banks	37,054	34,740	40,087
Total	91,570	98,241	108,630

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2017 we had €47,027 million of senior debt outstanding, comprising €42,561 million in bonds and debentures and €4,466 million in promissory notes and other securities, compared with €59,390 million, €58,173 million and €1,217 million outstanding as of December 31, 2016, respectively (€66,165 million, €65,517 million and €648 million outstanding, respectively, as of December 31, 2015). See Note 22.4 to the Consolidated Financial Statements.

In addition, we had a total of €17,153 million in subordinated debt and €163 million in preferred securities outstanding as of December 31, 2017, compared with €15,718 million and €987 million outstanding as of December 31, 2016, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2017 of the maturities of our debt securities (including bonds) from credit institutions and subordinated liabilities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Senior debt	29	1,831	4,688	3,403	31,348	5,837	47,026
Subordinated debt and preferred securities	109	-	4	69	4,378	12,755	17,316
Total	139	1,831	4,692	3,472	35,726	18,591	64,341

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

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

Capital

As of December 31, 2017 and 2016, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions – both as individual entities and as a consolidated group. Such regulation dictates how to calculate such equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

As a result of the most recent SREP carried out by the ECB in 2017, we have been informed by the ECB that, effective from January 1, 2018, we are required to maintain (i) a CET1 phased-in capital ratio of 8.4375% (on a consolidated basis) and 7.875% (on an individual basis); and (ii) a phased-in total capital ratio of 11.9375% (on a consolidated basis) and 11.375% (on an individual basis).

This phased-in total capital ratio of 11.9375% on a consolidated basis includes (i) the minimum CET1 capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.875% CET1); and (vi) the D-SIB buffer (0.5625% CET1).

Since BBVA was not part of the list of global systemically important financial institutions (which is updated every year by the Financial Stability Board (FSB)) as of January 1, 2018, the G-SIB buffer will not apply to BBVA in 2018. The FSB or the Bank of Spain may include BBVA in this list in the future.

However, the Bank of Spain announced on November 24, 2017 that the Bank will continue to be considered a D-SIB, and consequently the Bank is required to maintain a D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, with the result that the D-SIB buffer applicable to the Bank for 2018 is a CET1 capital ratio of 0.5625% on a consolidated basis.

Our consolidated ratios as of December 31, 2017 and December 31, 2016 were as follows:

	As of December 31,	As of December 31,	% Change
	2017	2016	2017-2016
	(In Millions of Euros)
Ordinary Tier I Capital	50,935	54,339	(6.3)
Adjustments	(8,594)	(6,969)	23.3
Mandatory convertible bonds	-	-	-
CORE CAPITAL ( a)	42,341	47,370	(10.6)
Preferred securities	6,296	6,496	(3.1)
Adjustments	(1,657)	(3,783)	(56.2)
CAPITAL (TIER I) (b)	46,980	50,083	(6.2)
OTHER ELIGIBLE CAPITAL (TIER II) ( c)	8,798	8,810	(0.1)
CAPITAL BASE (TIER I + TIER II) ( d)	55,778	58,893	(5.3)
Minimum capital requirement	29,030	31,116	(6.7)
CAPITAL SURPLUS	26,748	27,777	(3.7)
RISK WEIGHTED ASSETS (RWA) ( e)	362,875	388,951	(6.7)

BIS RATIO (d)/( e)	15.37%	15.14%
CORE CAPITAL (a)/ ( e)	11.67%	12.18%
TIER I (b)/ ( e)	12.95%	12.88%
TIER II ( c)/( e)	2.42%	2.27%

As of December 31, 2017, the phased-in Common Equity Tier 1 (CET1) stood at 11.67%, decreasing by 51 basis points with respect to December 31, 2016. This decrease was mainly attributable to the phase-in calendar concerning minority interests and deductions which increased to 80% in 2017 from 60% in 2016, which had a negative impact of 57 basis points in the year-on-year change. In addition, the CET1 ratio was adversely affected by corporate transactions carried out during 2017, in particular the acquisition of an additional 9.95% stake in Garanti and the sale of a 2.14% stake in CNCB. Both transactions had a combined negative impact on the ratio of 13 basis points. These effects were partially offset by the organic generation of capital as a result of the increased profit, net of dividends paid and remunerations.

The recognition of impairment losses of €1,123 million in connection with our stake in Telefónica, S.A. in 2017 had no impact on our equity or the capital ratios since these unrealized losses were already accounted for.

During 2017, the BBVA Group continued to strengthen its capital position with the issuance of two series of new perpetual securities contingently convertible into shares, classified as additional Tier 1 equity instruments (contingent convertible securities) amounting to €500 million and $1,000 million, respectively. The amount of the latter issuance was not included in the Group’s Tier 1 capital as of December 31, 2017 as the required authorization from the supervisor for its inclusion had not been received as of such date. This authorization was received at the start of 2018.

Regarding Tier 2 instruments, in 2017 Banco Bilbao Vizcaya Argentaria, S.A. issued subordinated debt in an aggregate amount of €1,500 million, and Garanti issued subordinated debt in an aggregate amount of $750 million.

Finally, the total phased-in capital ratio stood at 15.37% as of December 31, 2017, reflecting the effects discussed above.

These levels were above the requirements established by the ECB in its SREP letter and the systemic buffers applicable to the BBVA Group for the CET1 ratio in 2017 (11.125%).

Risk-weighted assets as of December 31, 2017 decreased by approximately 6.7% compared to December 31, 2016, mainly as a result of the depreciation of certain local currencies and the efficient management and allocation of capital in line with the strategic objectives of the Group.

C.   Research and Development, Patents and Licenses, etc.

In 2017, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

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

For a discussion on the slow economic recovery trend, see “―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Operating Environment”. Regarding the second trend, the impact of the ultra-expansionary monetary policy is significant in the sector’s results, where the reductions of credit interest rates cannot be compensated by a similar contraction of the deposit rates as customers are not accustomed to negative deposit rates and that funding source is crucial for banks. This is particularly important in a country like Spain, where mortgages account for a significant proportion of credit (more than 40%) and nine out of 10 mortgages are estimated to be on variable rates. Further, alternative finance providers are growing very fast in line with technological advances and becoming a very important competitor for the banking industry (see also “Item 4. Information on the Company―Competition”). These entities, which form part of the shadow banking sector, do not have to comply with a regulation scheme as strict as that applicable to banks. Finally, regarding the fourth trend, it is possible that, in the framework of the banking union and in the inception of the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a more competitive and less fragmented landscape. Having said that, a comprehensive analysis and understanding of the already implemented regulatory changes would be needed before the introduction of new measures.

There are still some challenges to be addressed, such as the banking conduct and culture and their implications on consumer and investor protection issues. An ethical behavior is of the utmost importance for the banking business to recover the trust that was lost during the last financial crisis.

Financial stability and consumer protection are the final goals of the global financial regulatory reform that started nine years ago. However, if such reform is applied locally, inconsistently and heterogeneously, it can lead to divergences, regulatory inconsistencies and regulatory arbitrages with unintended consequences. In addition to that, the lack of homogeneity at the European level makes it difficult for investors to evaluate financial institutions and often impose additional burdens on financial institutions. This could reduce the potential synergies for the Group, as it might not be allowed to sell the same products across all the jurisdictions in which it carries out its activities.

Regarding consumer protection rules, the European Commission proposed on February 10, 2016 the application of the revised Markets in Financial Instruments Directive (MiFID II) and Regulation (MiFIR) of the European Parliament and of the European Council be delayed by one year until January 3, 2018. Six days later, the European Parliament also proposed the deferral of its transposition into national legislation for one year, until July 3, 2017. This decision responded to concerns expressed by the European Securities and Markets Authority (the “ESMA”) regarding the fact that neither the competent authorities, nor market participants, would have the necessary information technology systems ready in time for earlier implementation.

Broadly, MiFID II / MiFIR goals are fostering investor protection, enhancing market transparency, multilateral trading (instead of bilateral or OTC trading) and competition and improving corporate governance and compliance, all at the same time. It represents a significant overhaul of MiFID -that came into force in 2007- and will have a significant impact in European markets and all types of financial instruments, both equity and non-equity. It represents a significant effort in terms of costs for regulators, supervisors and financial entities to adapt their systems to the new requirements.

For fostering investor protection, MiFID II / MiFIR establish (i) stricter requirements for product design, distribution and follow-up; (ii) tougher conditions for the provision of independent services; (iii) the prohibition, subject to certain exceptions, of any remuneration, discount or non-monetary benefit in exchange for advisory services, including research and (iv) a detailed cost disclosure.

The greater pre-trade transparency and multilateral trading in markets might result in narrower margins due to a compression of spreads and in a change of paradigm in the competitive landscape. In addition, the higher post-trade transparency may have unintended consequences as a result of the availability of public information related to transactions closed on book positions.

Another key regulation for consumer protection in Europe is the Packaged Retail and Insurance-based Investment Products (“PRIIPs”). The original proposal from the European Commission was released on July 3, 2012 and the regulation on Key Information Documents (“KIDs”) for PRIIPS was passed and published in the Official Journal of the EU on November 26, 2014 and was expected to become effective on January 1, 2017. However, the Commission decided to extend by one year the implementation of the PRIIPS regulation in order to align its implementation with MiFID II and assure a smooth implementation for European consumers and ensure legal certainty for the sector.

 The PRIIPs regulation aims at increasing transparency and comparability among investment products. As such, financial institutions have to provide consumers with the most relevant information to make their investment decisions with a clear understanding of all the risks, costs and possible performance scenarios involved. The European Supervisory Authorities (“ESAs”) launched a Joint Consultation Paper on November 10, 2015 with the proposed Regulatory Technical Standards (RTS) that define the Level 2 requirements of the PRIIPs Regulation, including both presentation and content of the KIDs. On June 30, 2016 the Commission adopted a delegated act setting the RTS specifying the content and underlying methodology of the KIDs. However, on September 14, 2016 the European Parliament voted down the delegated act and called for certain modifications. The final version of the RTS was published in the Official Journal of the EU on April 8, 2017 and is in effect from January 1, 2018.

Furthermore, there are other challenges to be mentioned within the Euro Area such as the possibility of several countries imposing new taxes on the financial industry (such as bank levies, financial activity taxes or FTT). In addition, there is an agreement to introduce a FTT at the European Union level. Such proposal was made by the European Commission for introducing a tax within eleven Member States of the European Union. The introduction of such tax was initially expected by January 1, 2014 but it was later postponed to January 1, 2016, then to mid-2016 and is now stalled because it lost the support of one Member State.

Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure could have a material impact on our profitability.

The Bank Recovery and Resolution Directive (BRRD) is binding since January 2015, and the bail-in tool since 2016. The BRRD sets a common framework for all EU countries with the intention to pre-empt bank crises and resolve financial institutions in an orderly manner in the event of failure, whilst preserving essential bank operations and minimizing taxpayers’ costs, thus helping to restore confidence in Europe’s financial sector. The bail-in tool implies that a bank’s creditors will be written-down or converted into equity in a resolution scenario, and that they should afford much of the burden to help recapitalize a failed bank instead of taxpayers. For that to be effective, the BRRD requires banks to have enough liabilities that could be eligible to bail-in – the Minimum Required Eligible Liabilities (MREL). Despite the impact on banks’ liability structure, we believe the introduction of the bail-in tool and the MREL enhances banks’ fundamentals, encourages positive discrimination between issuers, breaks down the sovereign-banking link and increases market discipline.

The EBA submitted on December 14, 2016 its final report on the implementation and design of the MREL framework, which contains a number of recommendations to amend the current MREL framework. Additionally, the EU Banking Reforms contain the legislative proposal of the European Commission for the amendment of the MREL framework and the implementation of the TLAC standards.

The legislative proposal which is currently under negotiations in the EU Council and the EU Parliament, is aimed at amending both the current banking prudential and resolution frameworks. The revision includes the implementation of several international standards into EU law (some regulatory pieces adopted by the Basel Committee after 2010 and the TLAC standard) and the introduction of a package of technical improvements. In parallel, a legislative proposal to harmonize creditor hierarchy of senior debt across the EU was approved through a fast track process at the end of 2017. EU Member States must transpose this in order to align their creditor hierarchies by creating a new class of debt “senior non-preferred debt” which ranks below traditional senior debt but above subordinated debt. This new class of liabilities will be fully eligible to count towards banks’ MREL requirements.

The negotiations for the rest of the package are not expected to conclude before the end of 2018, following which Member States will have at least one year to transpose or to comply with the directives and regulations. Therefore, at this stage, there is still uncertainty concerning important matters such as the definitive calibration of MREL for EU banks.

E.   Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following amounts of our off-balance sheet arrangements as of the dates indicated:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Bank guarantees	38,889	39,722	39,971
Letters of credit	8,781	10,210	9,367
Total financial guarantees given	47,671	49,932	49,338

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Credit institutions	946	859	921
Government and other government agencies	2,198	3,110	2,570
Other resident sectors	32,990	28,323	27,334
Non-resident sector	58,133	74,961	92,795
Total contingent liabilities	94,268	107,253	123,620
Total contingent risks and contingent liabilities	141,939	157,185	172,958

	As of December 31,
	2017	2016	2015
	(In Millions of Euros)
Mutual funds	60,939	55,037	54,419
Pension funds	33,985	33,418	31,542
Customer portfolios	36,901	40,805	42,074
Other resources	3,081	2,831	3,786
Total assets under management	134,906	132,091	131,822

See Notes 33 and 36 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2017 based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)

Senior debt	9,841	11,927	19,421	5,837	47,026
Subordinated debt and preferred securities	182	1,429	2,950	12,755	17,316
Deposits from customers	341,447	14,932	4,349	15,650	376,380
Capital lease obligations	-	-	-	-	-
Operating lease obligations	343	301	531	2,410	3,584
Purchase obligations	29	-	-	-	29
Post-employment benefits (1)	871	1,504	1,165	1,982	5,522
Insurance commitments (2)	1,560	1,119	1,502	5,042	9,223
Total (3)	354,274	31,213	29,917	43,676	459,080

(1)      Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 25 to the Consolidated Financial Statements.

(2)      Liabilities under insurance and reinsurance contracts.

(3)     The majority of the senior and subordinated debt was issued at fixed rates (see Note 22.4 to the Consolidated Financial Statements). Floating-rate amounts were calculated based on the conditions prevailing as of December 31, 2017. The financial cost of such issuances for 2017, 2016 and 2015 is detailed in Note 37.2 to the Consolidated Financial Statements.

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

Our Board of Directors has approved a report on corporate governance and a report on directors’ remuneration for 2017, according to the forms set forth under Spanish regulation for listed companies.

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

A.       Directors and Senior Management

We are managed by a Board of Directors that, once the pending acceptances and approvals indicated below (see “—The Board of Directors”), are obtained, will be composed of 15 members.

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

Evaluation

Article 17 of the Board Regulations indicates that the Board of Directors will assess the quality and efficiency of the Board’s operation and will assess the performance of the duties of the Chairman of the Board (process which will be led by the Lead Director). Such assessment will always begin with the report submitted by the Appointments Committee. Likewise, the Board will carry out the evaluation of the operation of its Committees, on the basis of the report that each Committee submits to the Board of Directors.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board of Directors, will organize and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Pursuant to the provisions of the Board Regulations, as in previous years, in 2017 the Board of Directors assessed the quality and efficiency of its own operation and of its Committees, as well as the performance of the duties of the Chairman both as Chairman of the Board and as first executive of the Bank.

The Board of Directors

Our 2018 annual general shareholders’ meeting held on March 16, 2018 approved to establish the number of members of the Board of Directors in 15. Currently, our Board of Directors comprises 13 members, including one member who was elected at such 2018 annual general shareholders’ meeting but whose suitability has not yet been approved by our supervisor (the ECB). Two additional individuals were elected to our Board at such meeting but have not yet accepted their appointment. As a result, as a Spanish corporate law matter, such individuals are not yet considered to be members of our Board of Directors. In addition, the suitability of such individuals has not yet been approved by our supervisor.

The following table sets forth the names of the members of the Board of Directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, re-election, their current positions and their present principal outside occupation and main employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez(1)	1944	Group Executive Chairman	January 28, 2000	March 11, 2016

Chairman of the Board of Directors and Group Executive Chairman of BBVA since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

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

Tomás Alfaro Drake(6) (4)	1951	External Director	March 18, 2006	March 17, 2017	Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.
José Miguel Andrés Torrecillas (2) (3) (5) (7)	1955	Independent Director	March 13, 2015	March 16, 2018

Chairman of the Audit and Compliance Committee. Chairman of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Director of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013.

Belén Garijo López (2) (4)	1960	Independent Director	March 16, 2012	March 16, 2018

Chair of the Remuneration Committee. Member of the Executive Board of Merck Group and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America).

José Manuel González-Páramo Martínez-Murillo	1958	Executive Director	May 29, 2013	March 17, 2017

Executive Director of BBVA since May 2013. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH. Head of BBVA’s Global Economics, Regulation and Public Affairs Area.

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

Carlos Loring Martínez de Irujo(1) (5) (4)	1947	External Director	February 28, 2004	March 17, 2017

Was Partner of J&A Garrigues from 1977 to 2004, where he has also held a series of senior offices, including Director of M&A Department, Director of Banking and Capital Markets Department and member of its Management Committee.

Lourdes Máiz Carro (2) (3) (4)	1959	Independent Director	March 14, 2014	March 17, 2017

Was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and from 1992 until 1993 she was Deputy to the Director in the Ministry of Public Administration. From 1993 to 2001 held various senior positions in the Public Administration.

José Maldonado Ramos(1)(3) (5)	1952	External Director	January 28, 2000	March 16, 2018	Was appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009.

Juan Pi Llorens (2) (5) (6)	1950	Independent Director	July 27, 2011	March 16, 2018

Chairman of the Risk Committee. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe, Vice President of Technology & Systems Group at IBM Europe and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China. He was executive President of IBM Spain.

Susana Rodríguez Vidarte (1)(3)(5)	1955	External Director	May 28, 2002	March 17, 2017	Professor of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. Doctor in Economic and Business Sciences from Universidad de Deusto.
Jan Paul Marie Francis Verplancke (**)	1963	Independent Director	March 16, 2018	Not applicable

Was Director, Chief Information Officer, Group Head of Technology and Banking Operations, of Standard Chartered Bank, between 2004 and 2015. Before that, he held several positions in multinational companies, such as Vicepresident of Technology and Chief Information Officer, in the EMEA region of Dell (1999-2004) and Vicepresident of Information of the Youth Category (USA) of Levi Strauss (1998-1999).

(*)                Where no date is provided, the position is currently held.

(**)              Appointed as director in the 2018 annual general shareholders’ meeting held on March 16, 2018. As of the date of this Annual Report, the approval by our supervisor (the ECB) of Mr. Verplancke’s suitability as member of the Board is still pending.

(1)                Member of the Executive Committee.

(2)                Member of the Audit and Compliance Committee.

(3)                Member of the Appointments Committee.

(4)                Member of the Remuneration Committee.

(5)                Member of the Risk Committee.

(6)                Member of the Technology and Cybersecurity Committee.

(7)                Lead Director.

Additionally, the Bank’s 2018 annual general shareholders’ meeting held on March 16, 2018 resolved to appoint:

Jaime Félix Caruana Lacorte, who was born in 1952, and will foreseeably have the condition of independent director of the Bank. He was General Director of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF), he was Chair of the Basel’s Banking Supervision Committee between 2003 and 2006, he was Governor of the Bank of Spain between 2000 and 2006, and he was General Manager of Banking Supervision at the Bank of Spain between 1999 and 2000.

Ana Cristina Peralta Moreno, who was born in 1961, and will foreseeably have the condition of independent director of the Bank. She was General Director of Risks and Member of the Management Committee of Banco Pastor, between 2008 and 2011. Before that, she held several positions at Bankinter, including Chief Risk Officer and Member of the Management Committee between 2004 and 2008. She has also held the position of independent director in Deutsche Bank SAE (2014-2018) and Banco Etcheverría (2013-2014).

Jaime Félix Caruana Lacorte and Ana Cristina Peralta Moreno have not yet accepted their appointment. As a result, as a Spanish corporate law matter, such individuals are not yet considered to be members of our Board of Directors. In addition, the suitability of such individuals has not yet been approved by our supervisor.

Senior Management

Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez	Group Executive Chairman

Chairman of the Board of Directors and Group Executive Chairman of BBVA since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Carlos Torres Vila	Chief Executive Officer

Chief Executive Officer of BBVA since May 2015. Chairman of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

José Manuel González-Páramo Martínez-Murillo	Head of Global Economics, Regulation & Public Affairs

Executive Director of BBVA since May 2013, and Head of BBVA’s Global Economics, Regulation and Public Affairs. Member of the ECB’s Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH.

Eduardo Arbizu Lostao	Head of Legal & Compliance

Head of Legal department of BBVA since 2002; Chief Executive Officer and Managing Director of Retail Operations in Continental Europe (France, Spain, Portugal, Italy and Greece) from 1997 to 2002 at Barclays.

Domingo Armengol Calvo	General Secretary	General Secretary of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.
Juan Asúa Madariaga	Head of Corporate & Investment Banking	Head of Corporate & Investment Banking in BBVA. Head of Spain and Portugal in BBVA from 2007 to 2012. Head of Corporate and Middle cap companies of Spain and Portugal in BBVA from 2006 to 2007.
Ricardo Forcano García	Head of Talent & Culture

Head of Talent & Culture since July 2016. Previously, he held other posts at BBVA such as Head of Business Development Growth Markets from 2015 to 2016 and Head of New Business Models from 2011 to 2012. Prior to joining BBVA he was Deputy Director of Corporate Strategy of Endesa from 2003 to 2007.

Ricardo Gómez Barredo	Head of Accounting & Supervisors

Head of Accounting & Supervisors since July 2016. Head of Global Accounting and Information Management from 2011 to 2016 and Head of Financial Planning and Management Control of BBVA’s Group from 2007 to 2011.

Ricardo Enrique Moreno García	Head of Engineering	Head of Engineering since May 2015. Previously he was Transformation Process Manager of the BBVA Group from 2006 to 2010 and Managing Director of BBVA Banco Francés from 2010 to 2015.
Eduardo Osuna Osuna	Mexico Country Manager

Mexico Country Manager since May 2015 and General Manager of BBVA Bancomer. Previously he was Head of Commercial Banking of BBVA Bancomer from 2010 to 2012 and Head of Government and Corporate Banking of BBVA Bancomer from 2012 to 2015.

Cristina de Parias Halcón	Spain Country Manager

Spain Country Manager since May 2015. Head of Spain and Portugal from 2014 to 2015 and Head of the Central Area in Spain from 2011 to 2014. She joined BBVA in 1998 and has held positions in digital business development, payment systems, Uno-e and consumer finance from 1998 to 2011.

David Puente Vicente	Head of Data

Head of Data since March 2017. Prior to this post, he was Head of Business Development Spain since May 2015. Previously, he held others posts at BBVA such as Head of New Business Models from 2004 to 2006 and Head of CEO’s Office from 2009 to 2012. He was Senior Associate at Mckinsey & Company from 2002 to 2004.

Francisco Javier Rodríguez Soler	Head of Strategy & M&A

Head of Strategy & M&A since May 2015. Prior to this post, he was Head of M&A and Corporate Development of BBVA from 2010 to 2015. Prior to joining BBVA in 2008, he was Head of Strategy and M&A of Endesa.

Jaime Sáenz de Tejada Pulido	Head of Finance

Head of Finance since May 2015. Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014. Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.

Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring

Head of Country Monitoring since July 2016. He joined BBVA in 1993 and he has held various senior posts such as Head of CEO Office from 2002 to 2005, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Country Networks - Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016.

José Luis de los Santos Tejero	Head of Internal Audit

Head of Internal Audit since 2002 and senior manager since May 2015. From October 1999 until December 2001 he was Deputy Director of Internal Audit and Director of Methodology and Specialized Areas. Between June 1998 and October 1999 he was Director of Internal Audit of the Argentaria Group.

Rafael Salinas Martínez de Lecea	Head of Global Risk Management	Head of Global Risk Management since May 2015. Prior to this post, he was Head of Risk and Portfolio Management from 2006 to 2015 and CFO of Banco de Crédito Local de España from 2003 to 2005.
Derek Jensen White	Head of Customer and Client Solutions

Head of Customer and Client Solutions since 2016. Prior to joining BBVA he held various senior posts at Barclays such as Chief Customer Experience Officer, Global Retail & Business Banking from 2011 to 2013 and Chief Design & Digital Officer from 2013 to 2016.

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

Directors’ Remuneration Policy

The Directors’ Remuneration Policy for 2017, 2018 and 2019 was approved by the general shareholders’ meeting held on March 17, 2017, by a majority of 96.54%. This policy is available at our website (www.bbva.com).

BBVA has defined its Directors’ Remuneration Policy on the basis of the general principles of the Group’s remuneration policy, taking into consideration compliance with legal requirements applicable to credit institutions and those applicable in the different sectors in which it operates, as well as alignment with best market practices, while including items devised to reduce exposure to excessive risks and to adjust remuneration to the targets, values and long-term interests of the Group.

On the basis of the principles of the Group’s remuneration policy, and pursuant to the statutory requirements established by applicable regulations, BBVA has devised a specific incentives system for staff whose professional activities have a significant impact on the Group’s risk profile (the “Identified Staff”), which includes BBVA executive directors and BBVA Senior Management, that is aligned with the regulations and recommendations applicable to the remuneration schemes of this staff. The result is a remuneration scheme based, inter alia, on the following basic characteristics applicable to executive directors and Senior Management:

•         Adequate balance between the fixed and variable components of total remuneration, in line with applicable regulations, designed to provide flexibility with regard to payment and amounts of the variable components, allowing for such components to be reduced, in part or in full, where appropriate. The proportion between the two components is established in accordance with the type of functions carried out by each beneficiary.

•         The variable remuneration shall be based on effective risk management and linked to the level of achievement of financial and non-financial targets previously established and defined at the Group, area and individual level, that take into account present and future risks assumed and the Group’s long-term interests.

•         The variable remuneration for each financial year will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be achieved, and it shall be subject to ex ante adjustments, so that it shall be reduced at the time of the performance assessment in the event of negative performance in the Group’s results or other parameters such as the level of achievement of budgeted targets.

•         The annual variable remuneration shall be calculated on the basis of: (i) annual performance indicators (financial and non-financial); (ii) scales of achievement, as per the weightings allocated to each indicator; and (iii) a “target” annual variable remuneration, representing the amount of annual variable remuneration if 100% of the pre-established targets are met. The resulting amount shall constitute the annual variable remuneration of each beneficiary.

•         The annual variable remuneration shall be subject to the following specific settlement and payment rules:

•         60% of the annual variable remuneration shall be deferred over a period of five years.

•         60% of the deferred portion of the annual variable remuneration shall be established in BBVA shares, whereas for the upfront portion, the share-based component shall be 50%.

•         Shares vested as annual variable remuneration shall be subject to a lock-up for a one-year period after delivery, except for the transfer of those shares required to honor the payment of taxes.

•         Additionally, upon vesting of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration for at least three years after their delivery. This shall likewise not apply to the transfer of those shares required to honor the payment of taxes.

•         The deferred component of annual variable remuneration may be reduced, in part or in full, but never increased, based on the result of multi-year performance indicators aligned with the Group’s core risk management and control metrics, related to the solvency, capital, liquidity, funding or profitability, or to the share performance and recurring results of the Group, measured over a period of three years.

•         The deferred component of annual variable remuneration, subject to the multi-year performance indicators, shall be delivered, if conditions are met, under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and 20% after the fifth year of deferral.

•         Resulting cash portions of the deferred annual variable remuneration to be vested, after assessment of multi-year performance indicators, shall be updated according to the criteria established by the Board of Directors.

•         No personal hedging strategies or insurance may be used in connection with remuneration or liability that may undermine the effects of alignment with sound risk management.

•         The variable component of remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%.

•         The entire annual variable remuneration shall be subject to malus and clawback arrangements during the whole deferral and lock-up period, as follows:

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

c)       significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of an Identified Staff member contributed; or

d)       restatement of the Bank’s annual accounts, except where such restatement is due to a change in applicable accounting legislation.

For these purposes, the Bank will compare the performance assessment carried out for the Identified Staff member with the ex post evolution of some of the criteria that contributed to achieve the targets. Both malus and clawback will apply to the annual variable remuneration of the financial year in which the event giving rise to application of the malus and/or clawback arrangements occurred, and they may be applied during the entire period of deferral and lock-up applicable to the annual variable remuneration.

Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of contract of the Identified Staff member due to serious and guilty breach of duties, malus arrangements may apply to the entire deferred annual variable remuneration pending payment at the date of the dismissal or termination of contract, in light of the extent of the damage caused.

In any case, the variable remuneration is paid or vests only if it is sustainable considering the Group’s situation as a whole, and justified on the basis of the performance of the Bank, the business unit and of the Identified Staff member concerned.

As regards non-executive directors, their remuneration system, in accordance with the Bank’s Bylaws and Directors’ Remuneration Policy, is based on the criteria of responsibility, dedication and incompatibilities inherent to their role, and consists entirely of fixed remuneration.

Remuneration for non-executive directors received in 2017

The remuneration paid to the non-executive members of the Board of Directors during 2017 is indicated below in thousands of euros. The figures are given individually for each non-executive director and itemized. The table shows the non-executive members of the Board of Directors as of December 31, 2017. Certain changes were effected in the composition of our Board of Directors following the 2018 annual general shareholders’ meeting held on March 16, 2018 (see “—A. Directors and Senior Management—The Board of Directors” for updated information on the composition of our Board and its Committees).

	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	-	71	-	25	102	43	370
José Miguel Andrés Torrecillas	129	-	179	107	-	41	-	455
José Antonio Fernández Rivero	129	167	-	-	43	-	25	363
Belén Garijo López	129	-	71	-	80	-	-	280
Sunir Kumar Kapoor	129	-	-	-	-	-	43	172
Carlos Loring Martínez de Irujo	129	167	-	107	25	-	-	427
Lourdes Máiz Carro	129	-	71	-	25	41	-	266
José Maldonado Ramos	129	167	-	62	-	41	-	399
Juan Pi Llorens	129	-	71	125	45	-	43	412
Susana Rodríguez Vidarte	129	167	-	107	-	41	-	443
Total (1)	1,287	667	464	508	243	265	154	3,587

(1)  Includes the amounts received for memberships of the different committees during 2017. The composition of these committees was modified on May 31, 2017. The composition of certain committees was further modified following the 2018 annual general shareholders’ meeting held on March 16, 2018 (see “—A. Directors and Senior Management—The Board of Directors” for updated information on the composition of our Board and its Committees).

In addition, José Luis Palao García-Suelto and James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017, respectively, received a total amount of €70 thousand and €178 thousand, respectively, as members of the Board of Directors and of the different Board committees.

Moreover, during 2017, €126 thousand was paid in healthcare and casualty insurance premiums for non-executive members of the Board of Directors.

Remuneration for executive directors received in 2017

During 2017, the executive directors received the amount of the fixed remuneration corresponding to that year, established in the Directors’ Remuneration Policy.

Likewise, the executive directors received the annual variable remuneration corresponding to 2016 which payment vested during the first quarter of 2017, in accordance with the settlement and payment system established under the former directors’ remuneration policy, approved by the general shareholders’ meeting held on March 13, 2015. In accordance with that settlement and payment system:

•         The upfront payment of the annual variable remuneration for executive directors corresponding to 2016 (corresponding to 50% of the total annual variable remuneration) was made in equal parts in cash and in BBVA shares.

•         The remaining 50% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a three-year period, with its accrual and payment subject to compliance with a series of multi-year indicators.

•         All the shares delivered pursuant to the indicated rules will be subject to a lock-up for a one-year period from the date of delivery. This lock-up will be applied to the net amount of the shares, after discounting the amount of shares whose sale would be necessary to honor the payment of taxes accruing on the shares received.

•         A prohibition against hedging has been established, both regarding vested shares that have been delivered but are still subject to a lock-up and shares pending delivery.

•         The deferred component of the annual variable remuneration will be subject to updating under the terms established by the Board of Directors.

•         The variable component of the remuneration of executive directors corresponding to 2016 is limited to a maximum amount of 200% of the fixed component of total remuneration, as agreed by the general shareholders’ meeting.

Furthermore, following approval of the new Directors’ Remuneration Policy by the 2017 general shareholders’ meeting, the annual variable remuneration awarded for 2016 and subsequent years is subject to malus and clawback arrangements during the entire deferral and lock-up period, pursuant to the terms therein.

Likewise, in accordance with the settlement and payment system applicable to the annual variable remuneration for 2014 and 2013, pursuant to the applicable policy for said years, the executive directors have received the deferred component of the annual variable remuneration for those years, delivery of which was due in the first quarter of 2017.

The remuneration paid to the executive directors during 2017 is indicated below in thousands of euros, for cash amounts, and number of shares, for share amounts. The figures are given individually for each executive director and itemized:

	Fixed remuneration in cash	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash 2017	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares from previous years (2)	Total shares 2017
Group Executive Chairman	2,475	734	622	3,831	114,204	66,947	181,151
Chief Executive Officer	1,965	591	182	2,738	91,915	19,703	111,618
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	834	89	50	972	13,768	5,449	19,217
Total	5,274	1,414	853	7,541	219,887	92,099	311,986

(1)     Amounts corresponding to 50% of the 2016 annual variable remuneration.

(2)     Amounts corresponding to the sum of the deferred component of the annual variable remuneration from previous years (2014 and 2013), and their corresponding updating in cash, payment or delivery of which was made in 2017, in accordance with the settlement and payment system applicable to the annual variable remuneration for 2014 and 2013, as broken down below:

Annual variable remuneration for 2014— The executive directors received the amount corresponding to the second third of the deferred annual variable remuneration for 2014, both in cash and shares: €321 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €101 thousand and 11,766 BBVA shares in the case of the Chief Executive Officer; and €32 thousand and 3,681 BBVA shares in the case of the Head of GERPA.

Annual variable remuneration for 2013—The executive directors received the amount corresponding to the last third of the deferred annual variable remuneration for 2013, both in cash and shares: €301 thousand and 29,555 BBVA shares in the case of the Group Executive Chairman; €81 thousand and 7,937 BBVA shares in the case of the Chief Executive Officer; and €18 thousand and 1,768 BBVA shares in the case of the Head of GERPA.

As of December 31, 2017, the last third corresponding to the deferred variable remuneration for 2014 was pending payment, delivery of which has taken place in the first quarter of 2018, in accordance with the settlement and payment system established for that year.

In accordance with the conditions established in the settlement and payment system previously mentioned, 50% of executive directors’ annual variable remuneration corresponding to 2016 and 2015 remains deferred, to be paid in future years, where applicable, according to the aforementioned system.

In addition, during 2017 executive directors received remuneration in kind, which includes insurance premiums and others, for a total aggregate amount of €217 thousand, of which €16 thousand corresponded to the Group Executive Chairman; €121 thousand to the Chief Executive Officer; and €79 thousand to the Head of GERPA.

Annual variable remuneration for executive directors for 2017

Following year-end 2017, the annual variable remuneration for executive directors corresponding to that year has been determined, applying the conditions established at the beginning of 2017, as set forth in the Directors’ Remuneration Policy, in the following terms:

•         40% of the annual variable remuneration corresponding to 2017 has been paid in the first quarter of 2018, in equal parts in cash and in shares, which amounts to €660 thousand and 90,933 BBVA shares in the case of the Group Executive Chairman; €562 thousand and 77,493 BBVA shares in the case of the Chief Executive Officer; and €87 thousand and 12,029 BBVA shares in the case of the Head of GERPA.

•         The remaining 60% has been deferred for a five-year period, subject to compliance with the multi-year performance indicators, and will vest, 40% in cash and 60% in shares, under the following schedule: 60% of the deferred component after the third year of deferral; 20% after the fourth year of deferral; and 20% after the fifth year of deferral. In accordance with the aforementioned, the maximum amount corresponding to the total deferred component that could be received by executive directors is as follows: €792 thousand and 163,680 BBVA shares in the case of the Group Executive Chairman; €675 thousand and 139,488 BBVA shares in the case of the Chief Executive Officer; and €105 thousand and 21,654 BBVA shares in the case of the Head of GERPA.

The deferred component of the annual variable remuneration will be subject to compliance with the multi-year performance indicators determined by the Board of Directors at the beginning of the year, calculated over the first three years of deferral. The application of these indicators may lead to a reduction of the deferred component, in part or in full, but may in no event lead to an increase in its amount.

The remaining rules applicable for the settlement and payment of 2017 annual variable remuneration have been detailed under the subheading “—Directors’ Remuneration Policy”.

Remuneration for Senior Management received in 2017

During 2017, members of Senior Management have received the amount of the fixed remuneration corresponding to that year and the annual variable remuneration corresponding to 2016, which payment vested during the first quarter of 2017, according to the settlement and payment system set forth in the remuneration policy applicable to the Senior Management in that year. In accordance with that settlement and payment system:

•         The upfront payment of the 2016 annual variable remuneration for members of the Senior Management (corresponding to 50% of the total annual variable remuneration) was made in equal parts in cash and in BBVA shares.

•         The remaining 50% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a three-year period, with its accrual and payment subject to compliance with a series of multi-year indicators.

•         All the shares delivered pursuant to the indicated rules shall be subject to a lock-up for a one-year period from the date of delivery. This lock-up will be applied to the net amount of the shares, after discounting the amount of shares whose sale would be necessary to honor the payment of taxes accruing on the shares received.

•         A prohibition against hedging has been established, both regarding vested shares that have been delivered but are still subject to a lock-up and shares pending delivery.

•         The deferred component of the annual variable remuneration will be subject to updating under the terms established by the Board of Directors.

•         The variable component of the remuneration corresponding to 2016 for the Senior Management is limited to a maximum amount of 200% of the fixed component of total remuneration as agreed by the general shareholders’ meeting.

Furthermore, the annual variable remuneration awarded for 2016 and subsequent years is subject to malus and clawback arrangements during the entire deferral and lock-up period.

The remuneration paid to members of the Senior Management as a whole, excluding executive directors, during 2017 is indicated below, in thousands of euros for cash amounts and number of shares for shares amounts.

	Fixed remuneration in cash	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash 2017	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares from previous years (2)	Total shares 2017
Total Members of the Senior Management (*)	15,673	2,869	1,016	19,558	441,596	110,105	551,701

(*) This section includes aggregate information regarding those who were members of the Senior Management, excluding executive directors, as of December 31, 2017 (15 members).

(1) Amounts corresponding to 50% of the 2016 annual variable remuneration.

(2) Amounts corresponding to the sum of the deferred component of the annual variable remuneration from previous years (2014 and 2013), and their corresponding updating in cash, payment or delivery of which was made in 2017 to members of the Senior Management who were entitled to them, as broken down below:

Annual variable remuneration for 2014— Members of the Senior Management, excluding executive directors, received the amount corresponding to the second third of the deferred annual variable remuneration for 2014, in an aggregate amount of €555 thousand and 64,873 BBVA shares.

Annual variable remuneration for 2013— Members of the Senior Management, excluding executive directors, received the amount corresponding to the last third of the deferred annual variable remuneration for 2013, in an aggregate amount of €461 thousand and 45,232 BBVA shares.

As of December 31, 2017, the last third corresponding to the deferred variable remuneration for 2014 was pending payment, delivery of which has taken place in the first quarter of 2018, in accordance with the settlement and payment system established for that year.

Likewise, 50% of members of the Senior Management’s annual variable remuneration corresponding to 2016 and 2015 remains deferred, to be paid in future years, where applicable, according to the settlement and payment system established for said years.

Additionally, during 2017, members of the Senior Management as a whole, excluding executive directors, have received remuneration in kind, which includes insurance premiums and others, for a total aggregate amount of €684 thousand.

Remuneration system in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the general shareholders’ meeting held on March 18, 2006 and extended by resolutions of the general shareholders’ meetings held on March 11, 2011 and on March 11, 2016, respectively, for a further five-year period in each case.

This system is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each director in the previous year, calculated according to the average closing prices of BBVA shares during the sixty trading sessions prior to the annual general shareholders’ meetings approving the corresponding financial statements for each year.

These shares will be vested, where applicable, to each beneficiary on the date they leave directorship for any reason other than serious breach of their duties.

The number of “theoretical shares” allocated in 2017 to each non-executive director beneficiary of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors in 2016, was as follows:

	Theoretical shares allocated in 2017	Theoretical shares accumulated as of December 31, 2017
Tomás Alfaro Drake	10,630	73,082
José Miguel Andrés Torrecillas	14,002	23,810
José Antonio Fernández Rivero	11,007	102,053
Belén Garijo López	7,313	26,776
Sunir Kumar Kapoor	4,165	4,165
Carlos Loring Martínez de Irujo	11,921	86,891
Lourdes Máiz Carro	7,263	15,706
José Maldonado Ramos	10,586	67,819
Juan Pi Llorens	10,235	42,609
Susana Rodríguez Vidarte	13,952	92,558
Total (1)	101,074	535,469

(1)   In addition, in 2017, 8,752 theoretical shares were allocated to José Luis Palao García-Suelto and 10,226 theoretical shares were allocated to James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017, respectively.

Pension commitments

The Bank has undertaken pension commitments in favor of the Chief Executive Officer and the Head of GERPA, in accordance with the Bylaws, the Directors’ Remuneration Policy and their respective contracts entered into with the Bank, to cover retirement, disability and death.

As regards the Chief Executive Officer, the Directors’ Remuneration Policy provides for a new benefits framework whereby the previously applicable defined-benefits system has been transformed into a defined-contribution system, according to which he is entitled, provided he does not leave his position as Chief Executive Officer due to serious breach of his duties, to a retirement benefit on reaching the legal retirement age, as a lump sum or as income, which amount shall result from the funds accumulated by the Bank until December 2016 to cover the commitments under the previously applicable defined-benefits system and the sum of the annual contributions made by the Bank as of January 1, 2017, to cover the retirement benefit under the new defined-contribution system, along with the corresponding accumulated yields.

Should the contractual relationship be terminated before he reaches legal retirement age, for reason other than serious breach of his duties, the retirement benefit to which the Chief Executive Officer is entitled, when he reaches the age legally established, shall be calculated on the basis of the contributions made by the Bank up to that date, along with the corresponding accumulated yields, with no additional contributions to be made by the Bank upon his cessation of directorship.

The amount established in the Directors’ Remuneration Policy for the Chief Executive Officer, as an annual contribution to cover the retirement benefit under the new defined-contribution scheme, amounts to €1,642 thousand, amount which shall be updated in the same proportion as the annual fixed remuneration for the Chief Executive Officer, in the terms established in said Directors’ Remuneration Policy.

Likewise, pursuant to the Directors’ Remuneration Policy, 15% of the aforementioned agreed annual contribution shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, lock-up and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the Directors’ Remuneration Policy.

On the other hand, the Bank will assume payment of the annual insurance premiums in order to top up the coverage for death and disability of the Chief Executive Officer’s benefits scheme, in the terms established in the Directors’ Remuneration Policy.

Pursuant to the foregoing, in 2017 an amount of €1,853 thousand was recorded to satisfy the benefits commitments undertaken with the Chief Executive Officer, an amount which includes the contribution to retirement coverage (€1,642 thousand), as well as to death and disability coverage (€211 thousand), with the total accumulated fund to cover retirement commitments amounting to €17,503 thousand as of December 31, 2017.

15% of the agreed annual contribution to retirement (€246 thousand) was recorded in 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Chief Executive Officer’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for 2017 have been determined in an amount of €288 thousand, amount which will be included in the accumulated fund for pension commitments in 2018, subject to the same conditions as the deferred component of annual variable remuneration for 2017, as well as the conditions established in the Directors’ Remuneration Policy.

As regards the Head of GERPA, the pension scheme established in the Directors’ Remuneration Policy establishes an annual contribution of 30% of his fixed remuneration as of January 1, 2017, to cover retirement benefit, as well as payment of the corresponding annual insurance premiums in order to top up the coverage for death and disability.

As in the case of the Chief Executive Officer, 15% of the abovementioned agreed annual contribution, shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, lock-up and clawback established in applicable regulations, as well as to the other conditions of variable remuneration applicable to them pursuant to the Directors’ Remuneration Policy.

The Head of GERPA shall be entitled, on reaching legal retirement age, as a lump sum or as income, to the benefits arising from the contributions made by the Bank to cover pension commitments, plus the corresponding accumulated yields up to that date, provided he does not leave his position due to serious breach of his duties. In the event of voluntary termination of his contractual relationship before the legal retirement age, benefits shall be limited to 50% of the contributions made by the Bank to that date, along with the corresponding accumulated yields, with the Bank’s contributions ceasing upon the cessation of his directorship.

Pursuant to the foregoing, in 2017 an amount of €393 thousand was recorded to satisfy the benefits commitments undertaken with the Head of GERPA, an amount which includes the contribution to retirement coverage (€250 thousand), as well as to death and disability coverage (€143 thousand), with the total accumulated fund to cover retirement commitments amounting to €842 thousand as of December 31, 2017.

15% of the agreed annual contribution to retirement (€38 thousand) was registered in 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Head of GERPA’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for 2017 have been determined in an amount of €46 thousand, amount which will be included in the accumulated fund in 2018, subject to the same conditions as the deferred component of annual variable remuneration for 2017, as well as the other conditions established in the Directors’ Remuneration Policy.

There are no other pension obligations undertaken in favor of other executive directors.

An amount of €5,630 thousand has been recorded to attend the benefits commitments undertaken with members of the Senior Management, excluding executive directors, an amount which includes the contribution to retirement coverage (€4,910 thousand), as well as to death and disability coverage (€720 thousand), with the total accumulated fund to cover retirement commitments with the Senior Management amounting to €55,689 thousand as of December 31, 2017.

As in the case of executive directors, 15% of the annual contributions agreed for members of the Senior Management shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, lock-up and clawback established in applicable regulations, as well as to the other conditions of variable remuneration applicable to them pursuant to their remuneration policy.

Pursuant to the foregoing, from the annual contribution to cover retirement recorded in 2017, an amount of €585 thousand was recorded in 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Senior Management’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for 2017 have been determined in an amount of €589 thousand, amount which will be included in the accumulated fund in 2018, subject to the same conditions as the deferred component of annual variable remuneration for 2017, as well as the other conditions established for these benefits in their remuneration policy.

Extinction of contractual relationship

In accordance with the Directors’ Remuneration Policy, approved by the 2017 general shareholders’ meeting, the Bank has no commitments to pay severance indemnity to executive directors.

The new contractual framework defined in the Directors’ Remuneration Policy for the Chief Executive Officer and the Head of GERPA includes a post-contractual non-compete agreement for a period of two years, after they cease as BBVA executive directors, in accordance with which they shall receive remuneration in an amount equivalent to one annual fixed remuneration for every year of duration of the non-compete arrangement, which shall be paid periodically over the course of the two years, provided that cessation of directorship is not due to retirement, disability or serious breach of duties.

C.    Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the other specialized Board Committees, namely: the Audit and Compliance Committee; the Appointments Committee; the Remuneration Committee; the Risk Committee; and the Technology and Cybersecurity Committee.

Additional information on our Board Committees, including their current composition, is provided below. The composition of certain of these Board Committees is expected to change in 2018, once the new directors appointed in the 2018 annual general shareholders’ meeting take up their duties.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors and three non-executive directors. The Chairman of the Committee is Mr. Francisco González Rodríguez, and the remaining members are Mr. Carlos Torres Vila, Mr. Carlos Loring Martínez de Irujo, Mr. José Maldonado Ramos and Mrs. Susana Rodríguez Vidarte.

According to our Board Regulations, the Executive Committee will be apprised of such business as the Board of Directors resolves to confer on it, in accordance with prevailing legislation, our Bylaws or our Board Regulations.

The Executive Committee shall meet on the dates indicated in the annual calendar of scheduled meetings and when the chairman or acting chairman so decides. During 2017, the Executive Committee met nineteen (19) times.

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

As of the date of this Annual Report, the members of the Audit and Compliance Committee are Mrs. Belén Garijo López, Mrs. Lourdes Máiz Carro, Mr. Juan Pi Llorens and Mr. José Miguel Andrés Torrecillas, holding the latter the Chairmanship of the Committee.

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

The Audit and Compliance Committee meets as often as necessary to comply with its functions, although an annual calendar of meetings will be drawn up in accordance with its duties. During 2017, the Audit and Compliance Committee met fourteen (14) times.

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

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, among other things, regulate its operation.

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

As of the date of this Annual Report, the members of the Appointments Committee are Mrs. Lourdes Máiz Carro, Mr. José Maldonado Ramos, Mrs. Susana Rodríguez Vidarte and Mr. José Miguel Andrés Torrecillas, holding the latter the Chairmanship of the Committee.

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

•         examine and organize the succession of the Chairman in conjunction with the Lead Director and, as applicable, file proposals with the Board of Directors so that the succession takes place in a planned and orderly manner;

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

The chair of the Appointments Committee will convene it as often as necessary to perform its functions. During 2017, the Appointments Committee met five (5) times.

Remuneration Committee

The Remuneration Committee is the body that assists the Board in matters related to remuneration, as set out in the Board Regulations. It seeks to ensure that the remuneration policy established by the Company is duly observed.

Under the Board Regulations, the Committee will comprise a minimum of three members appointed by the Board. All the members must be non-executive directors, with a majority of independent directors, including the Committee Chair.

At the date of this Annual Report, the members of the Remuneration Committee are Mr. Tomás Alfaro Drake, Mr. Carlos Loring Martínez de Irujo, Mrs. Lourdes Máiz Carro and Mrs. Belén Garijo López, holding the latter the Chairmanship of the Committee.

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

The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair. During 2017, the Remuneration Committee met on five (5) occasions.

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

As of the date of this Annual Report, the members of the Risk Committee are Mr. José Miguel Andrés Torrecillas, Mr. Carlos Loring Martínez de Irujo, Mr. José Maldonado Ramos, Mrs. Susana Rodríguez Vidarte and Mr. Juan Pi Llorens, holding the latter the Chairmanship of the Committee.

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

Pursuant to our Board Regulations, the Committee may request the attendance of the Head of the Global Risk Management Area at its meetings and also of other executives heading different risks areas or the persons who, within the Group organization, have missions related to its functions. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business.

The Committee meets as often as necessary to comply with its duties, usually fortnightly. In 2017, it held twenty (20) meetings.

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, among other things, regulate its operation.

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

As of the date of this Annual Report, the members of the Technology and Cybersecurity Committee are Mr. Tomás Alfaro Drake, Mr. Sunir Kumar Kapoor, Mr. Juan Pi Llorens and Mr. Carlos Torres Vila, holding the latter the Chairmanship of the Committee.

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

For a better performance of its functions, channels for an appropriate coordination between the Technology and Cybersecurity Committee and the Audit and Compliance Committee will be established to ensure:

 (i) the Technology and Cybersecurity Committee has access to the conclusions of the work performed by the Internal Audit Department in technology and cybersecurity matters; and

(ii) the Audit and Compliance Committee is informed on IT-related systems and processes that are related to or affect the Bank’s internal control systems and other matters falling within the scope of its functions.

The Committee meets as often as necessary to comply with its functions. In 2017 it held seven (7) meetings.

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, among other things, they regulate the Committee’s operation.

D.   Employees

As of December 31, 2017, we, through our various affiliates, had 131,856 employees. Approximately  88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2017
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	26,048	-	4,536	30,584
United Kingdom	125	-	-	125
France	72	-	-	72
Italy	51	-	5	56
Germany	44	-	-	44
Switzerland	-	121	-	121
Portugal	-	472	-	472
Belgium	27	-	-	27
The Netherlands (Holland)	-	242	-	242
Russia	3	-	-	3
Romania	-	1,255	-	1,255
Ireland	-	4	-	4
Luxembourg	-	-	3	3
Turkey	-	21,118	-	21,118
Finland	-	-	39	39
Total Europe	26,370	23,212	4,583	54,165

The United States	131	10,797	-	10,928

Argentina	-	6,264	-	6,264
Brazil	-	-	6	6
Colombia	-	6,769	-	6,769
Venezuela	-	4,159	-	4,159
Mexico	-	37,207	-	37,207
Uruguay	-	592	-	592
Paraguay	-	446	-	446
Bolivia	-	-	379	379
Chile	-	4,852	-	4,852
Cuba	1	-	-	1
Peru	-	5,955	-	5,955

Total Latin America	1	66,244	385	66,630

Hong Kong	85	-	-	85
Japan	3	-	-	3
China	18	-	2	20
Singapore	8	-	-	8
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	9	-	-	9
Indonesia	2	-	-	2

Total Asia	131	-	2	133

Total	26,633	100,253	4,970	131,856

As of December 31, 2016, we, through our various subsidiaries, had 134,792 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2016
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	26,884	-	4,567	31,451
United Kingdom	150	-	-	150
France	78	-	-	78
Italy	53	-	8	61
Germany	45	-	-	45
Switzerland	-	125	-	125
Portugal	-	490	-	490
Belgium	32	-	-	32
The Netherlands (Holland)	-	248	-	248
Russia	3	-	-	3
Romania	-	1,290	-	1,290
Ireland	-	4	-	4
Luxembourg	-	-	3	3
Turkey	-	22,140	-	22,140
Finland	-	-	39	39
Total Europe	27,245	24,297	4,617	56,159

The United States	128	10,416	-	10,544

Argentina	-	6,439	-	6,439
Brazil	1	-	7	8
Colombia	-	7,228	-	7,228
Venezuela	-	4,888	-	4,888
Mexico	-	37,378	-	37,378
Uruguay	-	618	-	618
Paraguay	-	463	-	463
Bolivia	-	-	366	366
Chile	-	4,522	-	4,522
Cuba	1	-	-	1
Peru	-	6,010	-	6,010

Total Latin America	2	67,546	373	67,921

Hong Kong	89	-	-	89
Japan	10	-	-	10
China	18	-	8	26
Singapore	10	-	-	10
India	2	-	-	2
South Korea	17	-	-	17
United Arab Emirates	3	-	-	3
Taiwan	7	-	-	7
Indonesia	2	-	-	2

Total Asia	158	-	8	166

Australia	2	-	-	2
Total Oceania	2	-	-	2

Total	27,535	102,259	4,998	134,792

As of December 31, 2015, we, through our various subsidiaries, had 137,968 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2015
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	23,975	22	8,906	32,903
United Kingdom	161	-	-	161
France	84	-	-	84
Italy	55	-	23	78
Germany	46	-	-	46
Switzerland	-	125	-	125
Portugal	-	522	-	522
Belgium	32	-	-	32
The Netherlands (Holland)	-	246	-	246
Russia	3	72	-	75
Romania	-	1,187	-	1,187
Ireland	-	4	-	4
Luxembourg	-	-	3	3
Turkey	8	22,178	-	22,186
Finland	-	-	-	-
Total Europe	24,364	24,356	8,932	57,652

The United States	149	11,004	-	11,153

Argentina	-	5,974	-	5,974
Brazil	2	-	7	9
Colombia	-	7,257	-	7,257
Venezuela	-	5,233	-	5,233
Mexico	-	38,499	-	38,499
Uruguay	-	632	-	632
Paraguay	-	482	-	482
Bolivia	-	-	331	331
Chile	-	4,672	-	4,672
Cuba	1	-	-	1
Peru	-	5,857	-	5,857

Total Latin America	3	68,606	338	68,947

Hong Kong	128	-	-	128
Japan	10	-	-	10
China	16	-	14	30
Singapore	10	-	-	10
India	2	-	-	2
South Korea	22	-	-	22
United Arab Emirates	3	-	-	3
Taiwan	7	-	-	7
Indonesia	2	-	-	2

Total Asia	200	-	14	214

Australia	2	-	-	2
Total Oceania	2	-	-	2

Total	24,718	103,966	9,284	137,968

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

As of December 31, 2017, 2016 and 2015, we had 1,300, 1,598 and 1,507 temporary employees in our Spanish offices, respectively.

E.    Share Ownership

As of March 28, 2018, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Francisco González Rodríguez	2,614,214	1,748,522	4,362,736	0.065%
Carlos Torres Vila	380,138	-	380,138	0.006%
Tomás Alfaro Drake	18,114	-	18,114	0.000%
José Miguel Andrés Torrecillas	10,828	-	10,828	0.000%
Belén Garijo López	-	-	-	-
José Manuel González-Páramo Martínez-Murillo	88,225	-	88,225	0.001%
Sunir Kumar Kapoor	-	-	-	-
Carlos Loring Martínez de Irujo	59,390	-	59,390	0.001%
Lourdes Máiz Carro	-	-	-	-
José Maldonado Ramos	38,761	-	38,761	0.001%
Juan Pi Llorens	-	-	-	-
Susana Rodríguez Vidarte	26,980	1,046	28,026	0.000%
Jan Verplancke	-	-	-	-
TOTAL	3,236,650	1,749,568	4,986,218	0.075%

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of March 28, 2018 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Eduardo Arbizu Lostao	326,634	-	326,634	0.005%
Domingo Armengol Calvo	111,628	-	111,628	0.002%
Juan Asúa Madariaga	422,164	31,790	453,954	0.007%
Ricardo Forcano García	48,724	-	48,724	0.001%
Ricardo Gómez Barredo	59,651	-	59,651	0.001%
Ricardo Enrique Moreno García	72,472	-	72,472	0.001%
Eduardo Osuna Osuna	31,874	-	31,874	0.000%
Cristina de Parias Halcón	171,804	-	171,804	0.003%
David Puente Vicente	65,218	-	65,218	0.001%
Francisco Javier Rodríguez Soler	109,348	-	109,348	0.001%
Jorge Sáenz-Azcúnaga Carranza	94,682	-	94,682	0.001%
Jaime Sáenz de Tejada Pulido	307,160	-	307,160	0.005%
Rafael Salinas Martínez de Lecea	179,718	18,873	198,591	0.003%
José Luis de los Santos Tejero	209,118	23,279	232,397	0.003%
Derek Jensen White	47,761	-	47,761	0.001%
TOTAL	2,257,956	73,942	2,331,898	0.035%

As of March 27, 2018 a total of 19,402 employees (excluding the members of the Senior Management and executive directors) owned 55,855,885 shares, which represented 0.84% of our capital stock.

 ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

  As of March 27, 2018, no person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of March 27, 2018, there were 889,597 registered holders of BBVA’s shares, with an aggregate of 6,667,886,580 shares, of which 586 shareholders with registered addresses in the United States held a total of 1,351,088,478 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B.   Related Party Transactions

Loans to Directors, Senior Management and Other Related Parties

As of December 31, 2017 and 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. As of December 31, 2015 the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €200 thousand. The amount availed against the loans by the Group’s entities to the members of Senior Management  (excluding the executive directors) amounted to €4,049 thousand, €5,573 thousand and €6,641 thousand as of December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017 and 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2015, the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000 thousand. As of December 31, 2017, 2016 and 2015 the amount availed against the loans to parties related to members of the Senior Management amounted to €85 thousand, €98 thousand and €113 thousand, respectively.

As of December 31, 2017, 2016 and 2015 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2017 and 2016, the amount availed against guarantees arranged with members of the Senior Management totaled €28 thousand. As of December 31, 2015 no guarantees had been granted to any member of the Senior Management.

As of December 31, 2017, 2016 and 2015 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 thousand, €8 thousand and €1,679 thousand, respectively.

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

•         financial guarantees;

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

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the gross amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2013 to 2017. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

Per Share
	First Interim		Second Interim		Third Interim		Final		Total

	€	$	€	$	€	$	€	$	€	$
2013	€ 0.100	$ 0.138	(*)	(*)	-	-	(*)	(*)	€ 0.100	$ 0.138
2014	€ 0.080	$ 0.097	(*)	(*)	(*)	(*)	(*)	(*)	€ 0.080	$ 0.097
2015	€ 0.080	$ 0.087	(*)	(*)	€ 0.080	$ 0.087	(*)	(*)	€ 0.160	$ 0.174
2016	€ 0.080	$ 0.084	(*)	(*)	€ 0.080	$ 0.084	(*)	(*)	€ 0.160	$ 0.169
2017	€ 0.090	$ 0.108	-	-	-	-	€ 0.150	$ 0.185	€ 0.240	$ 0.293

(*)  In execution of the 2013, 2014, 2015, 2016 and 2017 “Dividend Option” schemes described under “Item 4. Information on the Company—Business Overview —Supervision and Regulation—Dividends” approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

 On February 1, 2017 BBVA updated its shareholders’ remuneration policy in order to implement a fully in cash remuneration policy after the execution of the 2017 Dividend Option, which took place during April 2017 (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”). This fully in cash shareholders’ remuneration policy is expected to be composed, for each financial year, of an interim dividend and a final dividend, subject to any applicable restrictions and authorizations. On April 10, 2018, the final dividend for 2017 will be paid. The rate used to convert euro amounts to U.S. dollars was 1.232 as of March 30, 2018.

We have paid annual dividends to our shareholders since the date we were founded. The cash dividend for a year is proposed by the Board of Directors to be approved by the annual general shareholders’ meeting following the end of the year to which it relates and includes any interim dividend that may be passed by the Board of Directors during that period. The scrip dividends, if applicable, are proposed for approval of our shareholders in the annual general shareholders’ meeting, for being implemented during a period of one year from their approval. Interim and final dividends are payable to holders of record on the record date for the dividend payment date. Unclaimed cash dividends revert to BBVA five years after declaration. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.

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

BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2017, BBVA had approximately €15.4 billion of reserves in excess of applicable capital and reserve requirements (based on an 11.25% phased-in total capital minimum requirement).

Legal Proceedings

As mentioned in “Item 3. Key Information—Risk Factors—Risks Relating to Us and Our Business—The Group is party to lawsuits, tax claims and other legal proceedings”, we operate in an increasingly regulated and litigious environment with a potential exposure to liability and other costs, which may not be easy to estimate.

In this environment, the entities of the Group are party to legal proceedings, arising from the ordinary course of business, in a number of jurisdictions (including, among others, Spain, Mexico and the United States). This includes, for example, administrative proceedings such as the proceeding initiated by the Spanish National Commission on Markets and Competition (CNMC) which resulted, on February 13, 2018, in four Spanish financial entities (including the Bank) being sanctioned for allegedly coordinating to fix above-market prices in the contracting of financial derivatives used to hedge the interest rate risk in syndicated loans for project financing. While we cannot predict the outcome of these proceedings, according to the procedural status of these proceedings and our assessment of these matters, BBVA believes that none of such proceedings, individually or in the aggregate, if resolved adversely, would result in a material adverse effect on the Group’s financial position, results of operations or liquidity. The Group’s management believes that adequate provisions have been made in respect of such legal proceedings, and considers that the possible contingencies that may arise from such ongoing proceedings are not material.

“Floor” Clauses

In its consolidated financial statements for the year ended December 31, 2016, BBVA considered the legal proceedings related to “floor” clauses limiting the interest rates in mortgages loans with consumers (commonly referred to as “cláusulas suelo”) to be material. In such year, in light of the decision of the Court of Justice of the European Union of December 2016 and after analyzing the portfolio of mortgage loans to consumers in which there were “floor” clauses, BBVA made a provision of €577 million (with an impact on “Profit attributable to parent company” of approximately €404 million) that was recorded in the income statement of 2016, to cover possible contingencies and claims. This provision has been used for such purpose during 2017. BBVA has made additional provisions during 2017 to cover possible contingencies and claims that may arise in connection with this matter in amounts that BBVA considers not significant.

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

As of December 31, 2017, State Street Bank and Trust Co., The Bank of New York Mellon, SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 12.53%, 6.48% and 3.80% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System:

	Euro per Share
	High	Low

Fiscal year ended December 31, 2013
Annual	9.33	6.24
Fiscal year ended December 31, 2014
Annual	9.93	7.72
Fiscal year ended December 31, 2015
Annual	9.73	6.71
Fiscal year ended December 31, 2016
Annual	6.76	4.76
First Quarter	6.64	5.24
Second Quarter	6.76	4.76
Third Quarter	5.75	4.79
Fourth Quarter	6.61	5.29
Fiscal year ended December 31, 2017
Annual	7.93	5.97
First Quarter	7.27	5.97
Second Quarter	7.80	6.79
Third Quarter	7.93	7.17
Fourth Quarter	7.51	7.02
Month ended October 31, 2017	7.51	7.18
Month ended November 30, 2017	7.48	7.02
Month ended December 31, 2017	7.37	7.07
Fiscal year ended December 31, 2018
Month ended January 31, 2018	7.64	7.08
Month ended February 28, 2018	7.46	6.89
Month ended March 31, 2018 (through March 29, 2018)	6.79	6.26

From January 1, 2017 through December 31, 2017 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.004% and 0.278%, calculated on a daily basis. As of March 14, 2018, the percentage of outstanding shares held by BBVA and its affiliates was 0.319%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADR
	High	Low

Fiscal year ended December 31, 2013
Annual	12.78	8.22
Fiscal year ended December 31, 2014
Annual	13.54	9.39
Fiscal year ended December 31, 2015
Annual	10.65	7.33
Fiscal year ended December 31, 2016
Annual	7.63	5.30
First Quarter	7.32	5.97
Second Quarter	7.63	5.30
Third Quarter	6.46	5.33
Fourth Quarter	7.21	5.92
Fiscal year ended December 31, 2017
Annual	9.27	6.40
First Quarter	7.87	6.40
Second Quarter	8.70	7.29
Third Quarter	9.27	8.52
Fourth Quarter	8.76	8.26
Month ended October 31, 2017	8.76	8.32
Month ended November 30, 2017	8.71	8.26
Month ended December 31, 2017	8.66	8.34
Fiscal year ended December 31, 2018
Month ended January 31, 2018	9.54	8.54
Month ended February 28, 2018	9.35	8.32
Month ended March 31, 2018 (through March 29, 2018)	8.26	7.65

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2017, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Sociedad de Bolsas reinstated the Operating Rules of the Spanish Automated Quotation System by means of Sociedad de Bolsas Circular 1/2017, of December 18, which came into effect January 3, 2018. Changes introduced in such Operating Rules include changes to the way trading is technically undertaken (e.g. by introducing new types of orders such as “hidden orders” and “combined blocks”, VWAP trades and midpoint orders), the suppression of the New Market segment and the introduction of a Market Making scheme as per MiFID2 standards .  BBVA, as an active market member in the Spanish market has adapted its technical means and procedures to such changes.

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

Clearing and Settlement System

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time (the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)) took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime then stated in article 44 bis of the Spanish Securities Market Act (Law 24/1988).

Notwithstanding the above, rules concerning the book-entry settlement systems enacted before this date by SCLV and the Bank of Spain, as former manager of CADE, continued in force, but any reference to the SCLV or CADE was deemed to be substituted by Iberclear.

In addition, and according to Law 41/1999, Iberclear currently manages the ARCO Securities settlement system (the “ARCO System”) for securities in book-entry form listed on the four Spanish Stock Exchanges, on the Spanish Public Debt Book-Entry Market, on “AIAF Mercado de Renta Fija”, or on other Multilateral Trading Facilities that have appointed Iberclear for such purposes. Cash settlement, from February 18, 2008 for all systems is managed through the TARGET2-Banco de España payment system.

Laws 32/2011 and 11/2015 amended the Spanish Securities Market Act and Royal Decree 878/2015 replaced Royal Decree 116/1992 from February 3, 2016, introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions so as to allow post-trading Spanish systems to integrate into the TARGET2 Securities System (T2S). The project to reform Spain’s clearing, settlement and registry system and connect it to the T2S (the “Reform”) introduced significant changes that affected all classes of securities and all post-trade activities.

The Reform was implemented in two phases:

The first phase took place from April 27, 2016 and involved setting up a new system for equities including all the changes envisaged in the Reform, encompassing the incorporation of central counterparty clearing (performed by, among others, BME Clearing, S.A.U.) in a post-trading scheme compatible with the T2S (including with respect to messages, account structure, definition of operations, etc.). Accordingly, the SCLV (Servicio de Compensación y Liquidación de Valores) platform was discontinued.

The T+3 settlement cycle for trades executed in trading venues, affecting mainly equities, was reduced to T+2 from October 2016, in line with what is set forth in European Regulation 909/2014, of July 23 on improving securities settlement in the European Union and on Central Securities Depositories (“CSDR”).

The CADE platform continued to operate unchanged until the last quarter of 2017, and cash settlements in the new system continue to be made through the TARGET2-Bank of Spain cash accounts.

The second phase started on September 18, 2017, when Iberclear successfully connected itself to T2S. At this time, fixed-income securities were transferred to the new system (being the CADE discontinued), as well as equity securities, with both types of securities beginning to be also settled in accordance with the procedures, formats and time periods of the T2S and under the ARCO System. This successful migration to T2S meant the culmination of the Reform.

The latest amendments to Iberclear’s Rulebook reflecting the Reform were officially published in the Spanish Official Gazette (May 3 and August 18, 2016 and September 14, 2017) while each Spanish Stock Exchange has approved its respective new rulebook between April 2016 and December 2017.

During the last quarter of 2017, Iberclear filed for authorization as Central Securities Depository pursuant to

CSDR.

Under Law 41/1999 and Royal Decree 878/2015 (which replaced Royal Decree 116/1992 on February 3, 2016), transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear and its participants (each an entidad participante), through the ARCO System. Only Iberclear participants to this ARCO System are entitled to use it, with participation restricted to credit entities, investment firms authorized to render custody services, certain public bodies, and Central Securities Depositories and Central Counterparties authorized under their respective European Union Regulations. BBVA is currently a participant in Iberclear. Iberclear and its participants are responsible for maintaining records of purchases and sales under the book-entry system. In order to be listed, shares of Spanish companies must be held in book-entry form. Iberclear, maintains a “two-step” book-entry registry reflecting the number of shares held by each of its participants as well as the amount of such shares held on behalf of beneficial owners. Each participant, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•         the participant appearing in the records of Iberclear as holding the relevant shares in its own name, or

•         the investor appearing in the records of the participant as holding the shares.

Obtaining legal title to shares of a company listed on a Spanish Stock Exchange requires the participation of an investment firm, bank or other entity authorized under Spanish law to record the transfer of shares in book-entry form in its capacity as Iberclear participant for the equity securities settlement system. To evidence title to shares, at the owner’s request the relevant participant entity must issue a certificate of ownership. In the event the owner is a participant entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the participant entity’s own name.

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

On February 14, 1992, Royal Decree No. 116/92 established the clearance and settlement system and the book-entry system, and required that all companies listed on a Spanish Stock Exchange adopt the book-entry system. On February 3, 2016 Royal Decree 878/2015 came into force and replaced Royal Decree 116/1992 (Royal Decree 827/2017, of September 1, amended Royal Decree 878/2015 by reflecting certain aspects of the Reform).

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

Law 9/2012 and Royal Decree 1698/2012 implemented European Directive 2010/73/EU (which amended Directive 2003/71/EC, on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2004/109/EC, on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market). The main changes to requirements applicable to prospectuses introduced by Regulation (EU) 2017/1129 of the European Parliament and of the Council, of October 14, will come into effect on July 21, 2019.

Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MIFID II), and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR), were published on June 12, 2014 and, when fully implemented and in force, will affect the Spanish securities market legislation, markets and infrastructures. This could translate into higher compliance costs for financial institutions. As of December 31, 2017, the only implementation of MiFID II into Spanish Law was that introduced by Royal Decree-Law 21/2017, of December 29, which dealt only with certain matters related to Spanish regulated markets, multilateral trading facilities, and organized trading facilities.

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

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our Bylaws. Also, our Board Regulations govern the internal procedures and the operation of the Board of Directors and its Committees and directors’ rights and duties as described in their charter. The referred Board Regulations limit a director’s right to vote on a proposal, arrangement or contract in which the director is materially interested and require retirement of directors at a certain age. Directors are not required to hold shares of BBVA in order to be appointed as such. As regards compensation in shares for executive directors, please see “Item 6. Directors, Senior Management and Employees—B. Compensation”.

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

Once the allocation requirements established by law and in our Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. Shareholders will participate in the distribution of earnings in proportion to their capital paid-up. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their capital paid-up in any distribution of net assets resulting from our liquidation. For more information regarding dividends see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.

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

Joint Venture Agreement with Cerberus

On November 28, 2017 BBVA and various BBVA Group companies entered into a Joint Venture agreement with Promontoria Marina, S.L.U. (hereinafter, "Promontoria"), a company managed by Cerberus, in connection with the contribution of the Spun-off Business (hereinafter, the "Joint Venture Agreement").

The Joint Venture Agreement provides for:

(i)       The contribution by BBVA of the assets that comprise the Spun-off Business to Newco by means of (a) a contribution through a capital increase of those assets of the Spun-off Business that are not subject to any Particular Condition Precedent (hereinafter, the "Capital Increase") and (b) a contribution, without a capital increase, pursuant to section 118 of General Accounting Plan, of such assets of the Spun-off Business that are subject to any Particular Condition Precedent, as defined below (hereinafter, the "Contribution to Account 118"). The Contribution to Account 118 of a given asset will be subject to any Particular Condition Precedent applicable to such asset being satisfied, which may take place after the Closing date and up to, with certain exceptions, December 31, 2018. The Capital Increase and the Contribution to Account 118 are jointly referred to as the "Business Contribution".

(ii)     The subsequent sale of 80% of the shares of Newco by BBVA to Promontoria, once the Capital Increase is recorded with the Mercantile Registry (hereinafter, the "Closing").

The Joint Venture Agreement is binding on the parties and closing of the transaction is subject to the fulfilment of certain conditions, some of them concerning the transaction as a whole (hereinafter, the "General Conditions Precedent"), and others applying only to certain REOs (hereinafter, the "Particular Conditions Precedent").

The General Conditions Precedent to which the Transaction as a whole is subject are the following:

(i)       The granting of express or tacit authorization by the European Commission in accordance with the Regulation (CE) no. 139/2004 or, in case referral is made by virtue of such regulation, by the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia).

(ii)     The granting of express authorization by the Spanish Ministry of Economy, Industry and Competition (Ministerio de Economía, Industria y Competencia de España).

The General Conditions Precedent must be fulfilled within an initial term of six months as from November 28, 2017, with the possibility of extending such initial term for an additional six-month period under certain circumstances.

The Particular Conditions Precedent to which the contribution of certain REOs to Newco is subject, as the case may be, are the following:

(i)       Failure by the Public Administration to exercise the preferential acquisition right over the REOs located in Catalonia.

(ii)     Approval by the relevant third party to compensate BBVA for the economic loss in relation to certain REOs which were subject to an asset protection scheme.

(iii)      Authorization, if applicable, by the Public Administration of the transfer of the REOs subject to a special public protection scheme (viviendas de protección pública).

(iv)     Approval by the relevant managers of the transfer of the REOs owned by securitization funds (the "Securitized REOs").

Additionally, the parties agreed that, as a general rule, and unless otherwise agreed, REOs will be contributed to Newco only if they are recorded in the Land Registry in favor of BBVA. For these purposes, the parties have agreed on a procedure to review the registration status of the REOs.

In case that, with respect to a REO, any of the Particular Conditions Precedent to which it may be subject to are not fulfilled by the time of the Capital Increase, such REO will be contributed to Newco at the time that the Contribution to Account 118 takes place, provided that the relevant Particular Condition Precedent is fulfilled by December 31, 2018, except for the Securitized REOs, whose deadline for compliance with the condition will be the Closing date.

In addition, as a general rule REOs that are not recorded in the Land Registry in favor of BBVA may be contributed to Newco only if they are registered within 18 months as from the Closing date.

BBVA must continue managing the Spun-off Business until the Closing (and regarding the REOs contributed to account 118 until the fulfilment of the Particular Conditions Precedent) in the ordinary course of business consistent with the practices carried out during the last 12 months. The parties have also agreed on a notarial review procedure to be carried out prior to the Capital Increase with the aim of setting out the final perimeter of the Spun-off Business which will be subject to contribution.

The parties agreed to calculate the price for the shares representing 80% of Newco taking into consideration a valuation for the Spun-off Business of €4,963,539,086.12 as of June 26, 2017. Assuming that all REOs on June 26, 2017 will be contributed to Newco, the sale price for 80% of the shares to Promontoria would amount to approximately €4,000 million without taking into account other adjustments.

The purchase price of the shares representing 80% of Newco (hereinafter, the "Purchase  Price") is subject to certain adjustments foreseen under the Joint Venture Agreement (including, among others, adjustments related to sales of REOs carried out since June 26, 2017, any failure to contribute REOs resulting from the failure to fulfill a Particular Condition Precedent and the net business income since November 30, 2017 of the actually contributed Spun-off Business).

The Joint Venture Agreement governs the granting by BBVA of certain representation and warranties in favor of Promontoria in relation to the Joint Venture Agreement, its assets and the REOs.

Finally, the Joint Venture Agreement provides for the execution on the Closing date of the following agreements (among others):

(i)       A loan agreement by virtue of which BBVA will grant a loan to Promontoria Holding 208 B.V., a Dutch entity and the sole shareholder of Promontoria, for the payment of 20% of the Purchase Price. The loan will not accrue interest, is configured as a bullet loan, and will be due two years as from the Closing date. The loan will be guaranteed on a joint and several basis by two investment funds managed by Cerberus.

(ii)     A shareholders’ agreement for Newco to be entered into between BBVA and Promontoria, as the shareholders of the same, in which the rights and obligations of the parties are regulated. The shareholders’ agreement will provide, in particular, for the following:

a.       Newco will be primarily managed by Promontoria and BBVA will have no representation in the board of directors.

b.       BBVA will have certain veto rights at the general shareholders’ meeting over material decisions.

c.        A lock-up period of two years will be established for Promontoria and BBVA, as well as the prohibition to sell shares in Newco to competitors of BBVA. In addition, drag-along, first refusal and the tag-along rights will be granted (the first two in favor of Promontoria and the third one in favor of BBVA).

d.       Promontoria will grant to BBVA an option to require Promontoria to acquire BBVA’s stake in the share capital of Newco, which may be exercised within 12 months from the third anniversary of the Closing date.

e.        BBVA will have certain additional protections and rights under the shareholders’ agreement in case of breach by the borrower of the loan agreement discussed above and/or in case of breach by Promontoria of its payment obligations if the above put option is exercised.

(iii)      A services agreement to be entered into between BBVA and Haya Real Estate, S.L.U. (“Haya”), a company managed by Cerberus, by virtue of which Haya will provide exclusive management services for most of the real estate portfolio held by BBVA in Spain not contributed to Newco (and for real estate assets in Spain that come into BBVA’s possession after June 26, 2017) for a term of 10 years as from the Closing date.

(iv)     A transition services agreement to be entered into between BBVA and Newco by virtue of which BBVA will provide support services for a transitional term which varies depending on the particular service.

 A share sale and purchase agreement by virtue of which BBVA will sell to Promontoria 80% of the share capital of the Joint Venture.

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

The Bank of Spain will be responsible for evaluating the proposed transaction, in accordance with the terms established by Royal Decree 84/2015, of February 13 (as stated in Article 25.1 of said Royal Decree 84/2015) in order to guarantee the sound and prudent operation on the target financial institution. The Bank of Spain will submit a proposition before the European Central Bank, which will be in charge of deciding upon the proposed transaction in the term of 60 working days after the date on which the notification was received.

Any acquisition without such prior notification, or before the period established in the Royal Decree 84/2015 has elapsed or against the objection of the Bank of Spain, will produce the following results:

-      the acquired shares will have no voting rights;

-      if considered appropriate, the target bank may be taken over or its directors replaced; and

-      the sanctions established in Title IV of Law 10/2014.

Regarding the transparency of listed companies, such matter is mainly regulated in Spain in Royal Decree 4/2015, of October 23, approving the restated text of the Securities Market Act. The transparency requirements set out in such Act are further developed by Royal Decree 1362/2007 developing the Securities Market Act on transparency requirement for issuers of listed securities, which stipulates among other matters a communication threshold of 3% for significant stakes and extends the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights. For more information see “Item 9. The Offer and Listing—Offer and Listing Details — Reporting Requirements”.

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

•     persons who own or are deemed to own 10% or more of our stock, by vote or value.

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

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of BBVA’s capital stock) will be includible in the income of a U.S. Holder as ordinary income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will generally be treated as foreign-source dividend income and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders of ADSs will be taxable as “qualified dividend income” and therefore will be taxable at favorable rates applicable to long-term capital gains. U.S. Holders should consult their own tax advisors to determine the availability of these favorable rates in their particular circumstances.

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

A scrip dividend (such as a dividend distributed in the form of either cash or ordinary shares at the election of the U.S. Holder under the “Dividend Option” program, described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends—Scrip Dividend”) will be taxed in the same manner as a distribution of cash, regardless of whether a U.S. Holder elects to receive the dividend in shares rather than cash. If the U.S. Holder elects to receive the dividend in shares, the U.S. Holder will be treated as having received a distribution equal to the U.S. dollar fair market value of the shares on the date of distribution. The U.S. Holder’s tax basis in such shares received will be equal to the U.S. dollar fair market value of the shares on the date of distribution and the holding period for such shares will begin on the day following the distribution.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2017 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals or specified entities may be required to report information relating to securities of non-U.S. companies, or non-U.S. accounts through which they are held. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of ordinary shares or ADSs.

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

Headings of the balance sheet subject to VaR measurement

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the amount of accounting lines of the consolidated balance sheet as of December 31, 2017 in which there is a market risk in trading activity subject to a VaR measurement:

	Main market risk metrics
	VaR	Other metrics (*)
	(In Millions of Euros)
Assets subject to market risk
Financial assets held for trading	59,008	441
Available for sale financial assets	5,661	24,083
Of which: Equity instruments	-	2,404
Hedging derivatives	829	1,397
Liabilities subject to market risk
Financial liabilities held for trading	42,468	2,526
Hedging derivatives	1,157	638

(*) Includes mainly assets and liabilities managed by ALCO.

Although the table above provides information on the financial positions subject to market risk, such information is provided for information purposes only and does not reflect how market  risk in trading activity is managed.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the Banco Bilbao Vizcaya Argentaria S.A. and BBVA Bancomer trading book, which jointly accounted for around 70% and 66% of the Group’s trading-book market risk as of December 31, 2017 and 2016, respectively. For the rest of the geographical areas (mainly South America subsidiaries, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in Banco Bilbao Vizcaya Argentaria, S.A., BBVA Bancomer, Banco Bilbao Vizcaya Argentaria Chile, BBVA Colombia, S.A., Compass and Garanti.

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

In the case of South America subsidiaries (except BBVA Chile and BBVA Colombia where historical VaR sensitivity is used), a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•       VaR: In regulatory terms, the stressed VaR charge is added to the VaR charge, and the sum of these two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest rates, exchange rates, equity risk and credit spread). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•       Specific Risk: Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e., Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to the rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

•       Specific Risk: Securitization and correlation portfolios. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the rating level of a specific credit structure. They are calculated by the standard method. The scope of the correlation portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

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

Market risk in 2017

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During the year ended December 31, 2017 the average VaR was €27 million, below the average figure of 2016, with a high on January 11, 2017 of €34 million. The evolution in the BBVA Group’s market risk during 2017, measured as VaR without smoothing  with a 99% confidence level and a one-day horizon (shown in millions of euros) was as follows:

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 48% of the total at December 31, 2017 (this figure includes the spread risk). The relative weight has decreased compared with the close of 2016 (58%). Exchange-rate risk accounted for 14%, increasing its proportion with respect to December 31, 2016 (13%), Equity, volatility and correlation risk also increased, with a weight of 38% at the close of 2017 (compared to 29% at the close of 2016).

The VaR average in 2017, 2016 and 2015 was €27 million, €29 million and €24 million, respectively. The total VaR figures for 2017, 2016 and 2015 can be broken down as follows:

Risk	December 31, 2017	December 31, 2016	December 31, 2015
	(In Millions of Euros)
At December 31
Interest/Spread risk	23	29	21
Currency risk	7	7	9
Stock-market risk	4	2	3
Vega/Correlation risk	14	12	11
Diversification effect(*)	(26)	(24)	(20)
For period	22	26	24
VaR average in the period	27	29	24
VaR max in the period	34	38	30
VaR min in the period	22	23	21

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

Two types of backtesting have been carried out during 2017, 2016 and 2015:

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

In addition, each of these two types of backtesting was carried out at a risk factor or business type level, thus making a deeper comparison of the results with respect to risk measurements.

In 2017, we carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the risk level estimated by the internal VaR calculation model. At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the “green” zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

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

ALCO monitors the interest-rate risk metrics and the Finance department carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and other limits in the different balance sheets and for BBVA Group as a whole, and complying with current and future regulatory requirements.

BBVA’s structural interest-rate risk management control and monitoring is based on a set of metrics and tools aimed at enabling the entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as earnings at risk (“EaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to evaluate its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

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

The table below shows the estimated impact on net interest income and economic value as of December 31, 2017, for the next succeeding year, of the main entities in the BBVA Group in 2017 of 100 basis points increases/decreases in interest rates (certain information within this table is provisional. Its distribution should not be significantly affected):

	Impact on Net Interest Income (*)		Impact on Economic Value(**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease

Europe (***)	+ (10% - 15%)	- (5% - 10%)	+ (0% - 5%)	- (0% - 5%)
USA	+ (5% - 10%)	- (5% - 10%)	- (0% - 5%)	- (0% - 5%)
Mexico	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
Turkey	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
South America	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
BBVA Group	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)

(*)     Percentual impact of “1 year” net interest income forecast for each unit.

(**)   Percentual impact of core capital for each unit.

(***) In Europe downward movement allowed until more negative level than current rates.

In 2017 in Europe monetary policy has remained expansionary, maintaining rates at 0%. In the United States the rising rate cycle initiated by the Federal Reserve in 2015 has been intensified. In Mexico and Turkey, the upward cycle has continued supported by the weak currencies and inflation prospects. In South America, monetary policy has been expansive, with rate declines in most of the economies where the Group operates, with the exception of Argentina, where rates increased during 2017.

The BBVA Group maintains, overall in its Balance Sheet Management Units (“BSMUs”), a positive sensitivity in its net interest income to an increase in interest rates. Higher relative net interest income sensitivities are observed in mature markets, particularly Europe, where however, the negative sensitivity in its net interest income to a decrease in interest rates is limited by the limited scope of a downward path in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

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

The risk monitoring metrics included in the framework of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s capital, CET1 ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

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

2017 has been characterized by the depreciation against the euro of the main currencies of the geographies where the Group operates. Based on the period-end exchange rates, the U.S. dollar depreciated by 12.1%, the Mexican peso by 8.0% and the Turkish lira by 18.5% year-on-year.

The Group’s structural exchange-rate risk exposure level has remained fairly stable since the end of 2016.  The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro and focuses on the Mexican peso and the Turkish lira. The risk mitigation level in the Bank’s capital ratio due to the book value of BBVA Group’s holdings in foreign emerging market currencies stood at around 70% and, as of the end of 2017, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency was as follows: U.S. dollar +1.2 bps; Mexican peso -0.1 bps; Turkish lira -0.1 bps; other currencies -0.3 bps. Hedging of emerging-currency denominated earnings in 2017 increased to 61%, concentrated in the Mexican peso and the Turkish lira.

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

With regards to the equity markets, world indexes closed 2017 with significant increases supported by a positive macro environment. However, the European indexes, and especially the Spanish index, have lagged despite their positive performance. In the case of the IBEX (+7% in the year), the index have been partly penalized in the second half of the year by the political tensions in Catalonia.

Structural equity risk, measured in terms of economic capital, has decreased in the period mainly due to the sale of stakes in CNCB and other companies. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio remained at around -€32 million as of December 31, 2017 (-€38 million as of December 31, 2016). This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

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

•        reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2017, the Depositary reimbursed us $549.96 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2017.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2017
(In Thousands of Dollars)
NYSE Listing Fees…………………………………………………………………......	225.18
Investor Relations Marketing………………………………………………………......	132.56
Professional Services…………………………………………………………………...	24.50
Annual General Shareholders’ Meeting Expenses…………………………………......	139.56
Other……………………………………………………………………………………	28.16

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2017, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Head of Accounting & Supervisors, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, BBVA’s Group Executive Chairman, Chief Executive Officer and Head of Accounting & Supervisors concluded that BBVA’s disclosure controls and procedures are effective at a reasonable assurance level in ensuring that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is  (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Head of Accounting & Supervisors, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2017 has been audited by KPMG Auditores S.L., an independent registered public accounting firm, as stated in their report which follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (“BBVA Group”) as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BBVA Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of BBVA Group as of December 31, 2017, the related consolidated statements of income, recognized income and expenses, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 5, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

BBVA Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on BBVA Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to BBVA Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/  KPMG Auditores, S.L.

 Madrid, Spain

April 5, 2018

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees paid and payable by our principal accountants (KPMG Auditores S.L. with respect to 2017 and Deloitte, S.L. with respect to 2016) and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2017	2016
	(In Millions of Euros)
Audit Fees(1)…………………………………………………………………………………...	23.3	26.5
Audit-Related Fees(2)……………………………………………………………………………………...	6.1	3.4
Tax Fees(3)…………………………………………………………………………………….	-	0.3
All Other Fees(4)………………………………………………………………………………	0.2	1.0
Total……………………………………………………………………………………	29.6	31.2

(1)       Aggregate fees paid and payable for each of the last two fiscal years for professional services rendered by our principal accountants and  its worldwide affiliates for the audit of BBVA’s annual financial statements or services that are normally provided by our principal accountants  and  its worldwide affiliates in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)       Aggregate fees paid and payable in each of the last two fiscal years for assurance and related services by our principal accountants  and  its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.

(3)       Aggregate fees paid and payable in each of the last two fiscal years for professional services rendered by our principal accountants and  its worldwide affiliates for tax compliance, tax advice, and tax planning.

(4)       Aggregate fees paid and payable in each of the last two fiscal years for products and services provided by our principal accountants and  its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2017	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit) in Euros	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 1 to January 31	23,141,360	6.33	—	—
February 1 to February 28	35,876,048	6.17	—	—
March 1 to March 31	29,555,745	7.09	—	—
April 1 to April 30	20,845,217	7.23	—	—
May 1 to May 31	24,170,342	7.34	—	—
June 1 to June 30	18,070,349	7.32	—	—
July 1 to July 31	17,449,403	7.58	—	—
August 1 to August 31	12,145,400	7.50	—	—
September 1 to September 30	10,262,907	7.33	—	—
October 1 to October 31	25,395,239	7.30	—	—
November 1 to November 30	12,535,907	7.21	—	—
December 1 to December 31	8,617,380	7.24	—	—
Total	238,065,297	7.03	—	—

During 2017, we sold a total of 231,956,502 shares for an average price of €6.99 per share.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

In addition, pursuant to the Spanish Corporate Enterprises Act, listed companies shall have, at least, an audit committee and an appointments and remuneration committee. This Law also establishes that such committees (i) shall be composed exclusively by non-executive directors, (ii) shall have a majority of independent directors (in the case of the audit committee) or at least two of their members shall be independent directors (in the case of the appointments and remuneration committee) and (iii) they shall be chaired by an independent director.

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

As of the date of this Annual Report, our Board of Directors has a large number of non-executive directors and eight (subject to what is indicated in Item 6.A above) out of the 15 members of our Board, as established by our annual general shareholders’ meeting, are independent under the definition of independence described above, which is in line with the definition provided by the Spanish Corporate Enterprises Act.

In addition, our Audit and Compliance Committee is composed exclusively of independent directors, who are not members of the Bank’s Executive Committee and the Committee chairman has experience in accounting, auditing and risk management, in accordance with the specific regulations of the Audit and Compliance Committee.

Our Risk Committee is composed exclusively of non-executive directors, and also, in accordance with the Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments Committee and a Remuneration Committee, which are composed exclusively of non-executive directors.

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

ITEM 18.        FINANCIAL STATEMENTS

Please see pages F-1 through F-269.

ITEM 19         EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation).

8.1	Consolidated Companies Composing Registrant (see Appendix I to IX to our Consolidated Financial Statements included herein).
10.1

Amended and Restated Shareholders’  Agreement entered into between the Company Doğuş  Holding A.Ş., Doğuş  Nakliyat ve Ticaret, A.Ş. and Doğuş  Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 19, 2014.(*)

10.2	Information on Compensation Plans (**)
12.1	Section 302 Group Executive Chairman Certification.

12.2	Section 302 Chief Executive Officer Certification.

12.3	Section 302 Head of Global Accounting and Information Management Certification.

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File

(*) Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2014. Confidential treatment was requested with respect to certain portions of this agreement. Confidential portions were redacted and separately submitted to the SEC.

(**) Incorporated by reference to BBVA’s report on Form 6-K submitted on February 15, 2018 (SEC Accession No. 0001193125-18-047126).

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

Date: April 5, 2018

Consolidated financial statements and auditor’s report for the year 2017

Contents

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

1.	Introduction, basis for the presentation of the consolidated financial statements, internal control of financial information and other information.	F-12
2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements	F-15
3.	BBVA Group	F-47
4.	Shareholder remuneration system	F-51
5.	Earnings per share	F-53
6.	Operating segment reporting	F-54
7.	Risk management	F-57
8.	Fair value	F-111
9.	Cash and cash balances at central banks and other demands deposits and Financial liabilities measured at amortized cost	F-125
10.	Financial assets and liabilities held for trading	F-126
11.	Financial assets and liabilities designated at fair value through profit or loss	F-129
12.	Available-for-sale financial assets	F-129
13.	Loans and receivables	F-136
14.	Held-to-maturity investments	F-139
15.	Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk	F-141
16.	Investments in joint ventures and associates	F-145
17.	Tangible assets	F-146
18.	Intangible assets	F-150
19.	Tax assets and liabilities	F-155
20.	Other assets and liabilities	F-159
21.	Non-current assets and disposal groups held for sale	F-161
22.	Financial liabilities at amortized cost	F-163
23.	Liabilities under insurance and reinsurance contracts	F-168
24.	Provisions	F-170
25.	Post-employment and other employee benefit commitments	F-172
26.	Common stock	F-180
27.	Share premium	F-183
28.	Retained earnings, revaluation reserves and other reserves	F-184
29.	Treasury shares	F-186
30.	Accumulated other comprehensive income (loss)	F-187
31.	Non-controlling interests	F-187
32.	Capital base and capital management	F-188
33.	Commitments and guarantees given	F-191
34.	Other contingent assets and liabilities	F-192
35.	Purchase and sale commitments and future payment obligations	F-192
36.	Transactions on behalf of third parties	F-193
37.	Interest income and expense	F-194
38.	Dividend income	F-197
39.	Share of profit or loss of entities accounted for using the equity method	F-197
40.	Fee and commission income and expenses	F-197
41.	Gains (losses) on financial assets and liabilities (net) and Exchange Differences	F-198
42.	Other operating income and expenses	F-199
43.	Income and expense from insurance and reinsurance contracts	F-199
44.	Administration costs	F-200
45.	Depreciation and amortization	F-204
46.	Provisions or reversal of provisions	F-204
47.	Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	F-205
48.	Impairment or reversal of impairment on non-financial assets	F-205
49.	Gains (losses) on derecognition of non financial assets and subsidiaries, net	F-205
50.	Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	F-206
51.	Consolidated statements of cash flows	F-206
52.	Accountant fees and services	F-207
53.	Related-party transactions	F-208
54.	Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management	F-210
55.	Other information	F-217
56.	Subsequent events	F-218
	APPENDICES APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	F-220
	APPENDIX II Additional information on investments in joint ventures and associates in the BBVA Group	F-229
	APPENDIX III Changes and notification of participations in the BBVA Group in 2017	F-230
	APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2017	F-235
	APPENDIX V BBVA Group’s structured entities. Securitization funds	F-236
	APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2017, 2016 and 2015.	F-237
	APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2017, 2016 and 2015.	F-241
	APPENDIX VIII Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-242
	APPENDIX IX Additional information on Risk Concentration	F-258

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (“BBVA Group”) as of December 31, 2017, the related consolidated statements of income, recognized income and expenses, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BBVA Group as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BBVA Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 5, 2018 expressed an unqualified opinion on the effectiveness of BBVA Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of BBVA Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to BBVA Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

 /s/  KPMG Auditores, S.L.

We have served as BBVA Group’s auditor since 2017.

Madrid, Spain

April 5, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2016 and 2015, and the related consolidated income statements, statements of recognized income and expenses, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

 /s/  DELOITTE, S.L.

Madrid, Spain

March 31, 2017

Consolidated balance sheets as of December 31, 2017, 2016 and 2015

ASSETS (Millions of Euros)
	Notes	2017	2016	2015
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	42,680	40,039	29,282
FINANCIAL ASSETS HELD FOR TRADING	10	64,695	74,950	78,326
Derivatives		35,265	42,955	40,902
Equity instruments		6,801	4,675	4,534
Debt securities		22,573	27,166	32,825
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		56	154	65
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,709	2,062	2,311
Equity instruments		1,888	1,920	2,075
Debt securities		174	142	173
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		-	-	62
Loans and advances to customers		648	-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	69,476	79,221	113,426
Equity instruments		3,224	4,641	5,116
Debt securities		66,251	74,580	108,310
LOANS AND RECEIVABLES	13	431,521	465,977	471,828
Debt securities		10,339	11,209	10,516
Loans and advances to central banks		7,300	8,894	17,830
Loans and advances to credit institutions		26,261	31,373	29,317
Loans and advances to customers		387,621	414,500	414,165
HELD-TO-MATURITY INVESTMENTS	14	13,754	17,696	-
HEDGING DERIVATIVES	15	2,485	2,833	3,538
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	(25)	17	45
JOINT VENTURES, ASSOCIATES AND UNCONSOLIDATED SUBSIDIARIES	16	1,588	765	879
Joint ventures		256	229	243
Associates		1,332	536	636
INSURANCE AND REINSURANCE ASSETS	23	421	447	511
TANGIBLE ASSETS	17	7,191	8,941	9,944
Property, plants and equipment		6,996	8,250	8,477
For own use		6,581	7,519	8,021
Other assets leased out under an operating lease		415	732	456
Investment properties		195	691	1,467
INTANGIBLE ASSETS	18	8,464	9,786	10,052
Goodwill		6,062	6,937	6,915
Other intangible assets		2,402	2,849	3,137
TAX ASSETS	19	16,888	18,245	17,779
Current		2,163	1,853	1,901
Deferred		14,725	16,391	15,878
OTHER ASSETS	20	4,359	7,274	8,565
Insurance contracts linked to pensions		-	-	-
Inventories		229	3,298	4,303
Other		4,130	3,976	4,263
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	21	23,853	3,603	3,369
TOTAL ASSETS		690,059	731,856	749,855

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated balance sheets as of December 31, 2017, 2016 and 2015

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2017	2016	2015
FINANCIAL LIABILITIES HELD FOR TRADING	10	46,182	54,675	55,202
Trading derivatives		36,169	43,118	42,149
Short positions		10,013	11,556	13,053
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,222	2,338	2,649
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Other financial liabilities		2,222	2,338	2,649
Of which: Subordinated liabilities		-	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	22	543,713	589,210	606,113
Deposits from central banks		37,054	34,740	40,087
Deposits from credit institutions		54,516	63,501	68,543
Customer Deposits		376,379	401,465	403,362
Debt certificates		63,915	76,375	81,980
Other financial liabilities		11,850	13,129	12,141
Of which: Subordinated liabilities		17,316	17,230	16,109
HEDGING DERIVATIVES	15	2,880	2,347	2,726
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	(7)	-	358
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	9,223	9,139	9,407
PROVISIONS	24	7,477	9,071	8,852
Provisions for pensions and similar obligations	25	5,407	6,025	6,299
Other long term employee benefits		67	69	68
Provisions for taxes and other legal contingencies		756	418	616
Provisions for contingent risks and commitments		578	950	714
Other provisions		669	1,609	1,155
TAX LIABILITIES	19	3,298	4,668	4,656
Current		1,114	1,276	1,238
Deferred		2,184	3,392	3,418
OTHER LIABILITIES	20	4,550	4,979	4,610
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		17,197	-	-
TOTAL LIABILITIES		636,736	676,428	694,573

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated balance sheets as of December 31, 2017, 2016 and 2015

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2017	2016	2015
SHAREHOLDERS’ FUNDS		55,136	52,821	50,639
Capital	26	3,267	3,218	3,120
Paid up capital		3,267	3,218	3,120
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity instruments		54	54	35
Retained earnings	28	25,474	23,688	22,588
Revaluation reserves	28	12	20	22
Other reserves	28	(44)	(67)	(98)
Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates		(44)	(67)	(98)
Other		-	-	-
Less: Treasury shares	29	(96)	(48)	(309)
Profit or loss attributable to owners of the parent		3,519	3,475	2,642
Less: Interim dividends	4	(1,043)	(1,510)	(1,352)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(8,792)	(5,458)	(3,349)
Items that will not be reclassified to profit or loss		(1,183)	(1,095)	(859)
Actuarial gains or (-) losses on defined benefit pension plans		(1,183)	(1,095)	(859)
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Other adjustments		-	-	-
Items that may be reclassified to profit or loss		(7,609)	(4,363)	(2,490)
Hedge of net investments in foreign operations [effective portion]		1	(118)	(274)
Foreign currency translation		(9,159)	(5,185)	(3,905)
Cash flow hedges [effective portion]		(34)	16	(49)
Available-for-sale financial assets		1,641	947	1,674
Non-current assets and disposal groups classified as held for sale		(26)	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(31)	(23)	64
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	31	6,979	8,064	7,992
Valuation adjustments		(3,378)	(2,246)	(1,333)
Other		10,358	10,310	9,325
TOTAL EQUITY		53,323	55,428	55,282
TOTAL EQUITY AND TOTAL LIABILITIES		690,059	731,856	749,855

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2017	2016	2015
Guarantees given	33	47,671	50,540	49,876
Contingent commitments	33	108,881	117,573	135,733

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated income statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2017	2016	2015
Interest income	37.1	29,296	27,708	24,783
Interest expense	37.2	(11,537)	(10,648)	(8,761)
NET INTEREST INCOME	6	17,758	17,059	16,022
Dividend income	38	334	467	415
Share of profit or loss of entities accounted for using the equity method	39	4	25	174
Fee and commission income	40	7,150	6,804	6,340
Fee and commission expense	40	(2,229)	(2,086)	(1,729)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	985	1,375	1,055
Gains (losses) on financial assets and liabilities held for trading, net	41	218	248	(409)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	(56)	114	126
Gains (losses) from hedge accounting, net	41	(209)	(76)	93
Exchange differences, net	41	1,030	472	1,165
Other operating income	42	1,439	1,272	1,315
Other operating expense	42	(2,223)	(2,128)	(2,285)
Income from insurance and reinsurance contracts	43	3,342	3,652	3,678
Expense from insurance and reinsurance contracts	43	(2,272)	(2,545)	(2,599)
GROSS INCOME	6	25,270	24,653	23,362
Administration costs	44	(11,112)	(11,366)	(10,836)
Personnel expenses	44.1	(6,571)	(6,722)	(6,273)
Other administrative expenses	44.2	(4,541)	(4,644)	(4,563)
Depreciation and amortization	45	(1,387)	(1,426)	(1,272)
Provisions or reversal of provisions	46	(745)	(1,186)	(731)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	47	(4,803)	(3,801)	(4,272)
Financial assets measured at cost		-	-	-
Available- for-sale financial assets		(1,127)	(202)	(23)
Loans and receivables		(3,677)	(3,597)	(4,248)
Held to maturity investments		1	(1)	-
NET OPERATING INCOME		7,222	6,874	6,251
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates		-	-	-
Impairment or reversal of impairment on non-financial assets	48	(364)	(521)	(273)
Tangible assets		(42)	(143)	(60)
Intangible assets		(16)	(3)	(4)
Other assets		(306)	(375)	(209)
Gains (losses) on derecognition of non financial assets and subsidiaries, net	49	47	70	(2,135)
Negative goodwill recognized in profit or loss	18	-	-	26
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	26	(31)	734
OPERATING PROFIT BEFORE TAX	6	6,931	6,392	4,603
Tax expense or income related to profit or loss from continuing operations	19	(2,169)	(1,699)	(1,274)
PROFIT FROM CONTINUING OPERATIONS		4,762	4,693	3,328
Profit from discontinued operations, net		-	-	-
PROFIT		4,762	4,693	3,328
Attributable to minority interest [non-controlling interest]	31	1,243	1,218	686
Attributable to owners of the parent	6	3,519	3,475	2,642

	Notes	2017	2016	2015
EARNINGS PER SHARE (Euros)	5	0.48	0.49	0.37
Basic earnings per share from continued operations		0.48	0.49	0.37
Diluted earnings per share from continued operations		0.48	0.49	0.37
Basic earnings per share from discontinued operations		-	-	-
Diluted earnings per share from discontinued operations		-	-	-

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (MILLIONS OF EUROS)
	2017	2016	2015
PROFIT RECOGNIZED IN INCOME STATEMENT	4,762	4,693	3,328
OTHER RECOGNIZED INCOME (EXPENSES)	(4,467)	(3,022)	(4,280)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(91)	(240)	(74)
Actuarial gains and losses from defined benefit pension plans	(96)	(303)	(135)
Non-current assets available for sale	-	-	-
Entities under the equity method of accounting	-	-	8
Income tax related to items not subject to reclassification to income statement	5	63	53
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(4,376)	(2,782)	(4,206)
Hedge of net investments in foreign operations [effective portion]	80	166	88
Valuation gains or (losses) taken to equity	112	166	88
Transferred to profit or loss	-	-	-
Other reclassifications	(32)	-	-
Foreign currency translation	(5,110)	(2,167)	(2,911)
Valuation gains or (losses) taken to equity	(5,119)	(2,120)	(3,154)
Transferred to profit or loss	(22)	(47)	243
Other reclassifications	31	-	-
Cash flow hedges [effective portion]	(67)	80	4
Valuation gains or (losses) taken to equity	(122)	134	47
Transferred to profit or loss	55	(54)	(43)
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Available-for-sale financial assets	719	(694)	(3,196)
Valuation gains or (losses) taken to equity	384	438	(1,341)
Transferred to profit or loss	347	(1,248)	(1,855)
Other reclassifications	(12)	116	-
Non-current assets held for sale	(20)	-	-
Valuation gains or (losses) taken to equity	-	-	-
Transferred to profit or loss	-	-	-
Other reclassifications	(20)	-	-
Entities accounted for using the equity method	(13)	(89)	861
Income tax	35	(78)	948
TOTAL RECOGNIZED INCOME/EXPENSES	295	1,671	(952)
Attributable to minority interest [non-controlling interests]	110	305	(594)
Attributable to the parent company	185	1,366	(358)

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2017												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2017	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Total income/expense recognized	-	-	-	-	-	-	-	-	3,519	-	(3,334)	(1,133)	1,243	295
Other changes in equity	50	-	-	-	1,786	(8)	24	(48)	(3,475)	467	-	-	(1,195)	(2,400)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	9	-	(9)	-	-	(900)	-	-	(290)	(1,189)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,674)	-	-	-	-	-	(1,674)
Sale or cancellation of treasury shares	-	-	-	-	1	-	-	1,626	-	-	-	-	-	1,627
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,932	(8)	41	-	(3,475)	1,510	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or decreases in equity	-	-	-	22	(107)	-	(7)	-	-	(144)	-	-	(905)	(1,141)
Balances as of December 31, 2017	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2016												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,333)	9,325	55,281
Total income/expense recognized	-	-	-	-	-	-	-	-	3,475	-	(2,109)	(913)	1,218	1,671
Other changes in equity	98	-	-	19	1,100	(2)	31	260	(2,642)	(158)	-	-	(233)	(1,526)
Issuances of common shares	98	-	-	-	(98)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	93	-	(93)	-	-	(1,301)	-	-	(234)	(1,535)
Purchase of treasury shares	-	-	-	-	-	-	-	(2,004)	-	-	-	-	-	(2,004)
Sale or cancellation of treasury shares	-	-	-	-	(30)	-	-	2,264	-	-	-	-	-	2,234
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,166	(2)	126	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(16)	3	-	-	-	-	-	-	-	-	(12)
Other increases or decreases in equity	-	-	-	35	(34)	-	(2)	-	-	(210)	-	-	2	(209)
Balances as of December 31, 2016	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428

 The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2015												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2015	3,024	23,992	-	66	20,281	23	633	(350)	2,618	(841)	(348)	(53)	2,563	51,609
Total income/expense recognized	-	-	-	-	-	-	-	-	2,642	-	(3,000)	(1,280)	686	(953)
Other changes in equity	96	-	-	(32)	2,308	(1)	(731)	41	(2,618)	(512)	-	-	6,075	4,626
Issuances of common shares	96	-	-	-	(96)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	86	-	(86)	-	-	(1,222)	-	-	(146)	(1,368)
Purchase of treasury shares	-	-	-	-	-	-	-	(3,278)	-	-	-	-	-	(3,278)
Sale or cancellation of treasury shares	-	-	-	-	6	-	-	3,319	-	-	-	-	-	3,325
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	2,423	(1)	(645)	-	(2,618)	841	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(48)	14	-	-	-	-	-	-	-	-	(34)
Other increases or decreases in equity	-	-	-	16	(126)	-	-	-	-	(131)	-	-	6,221	5,980
Balances as of December 31, 2015	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,333)	9,325	55,281

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)
	Notes	2017	2016	2015
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	51	2,055	6,623	23,101
1. Profit for the year		4,762	4,693	3,328
2. Adjustments to obtain the cash flow from operating activities:		8,526	6,784	18,327
Depreciation and amortization		1,387	1,426	1,272
Other adjustments		7,139	5,358	17,055
3. Net increase/decrease in operating assets		(4,894)	(4,428)	(12,954)
Financial assets held for trading		5,662	1,289	4,691
Other financial assets designated at fair value through profit or loss		(783)	(2)	337
Available-for-sale financial assets		5,032	14,445	3,360
Loans and receivables		(14,503)	(21,075)	(20,498)
Other operating assets		(302)	915	(844)
4. Net increase/decrease in operating liabilities		(3,916)	1,273	15,674
Financial liabilities held for trading		(6,057)	361	(2,475)
Other financial liabilities designated at fair value through profit or loss		19	(53)	120
Financial liabilities at amortized cost		2,111	(7)	21,422
Other operating liabilities		11	972	(3,393)
5. Collection/Payments for income tax		(2,423)	(1,699)	(1,274)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	51	2,902	(560)	(4,411)
1. Investment		(2,339)	(3,978)	(6,416)
Tangible assets		(777)	(1,312)	(2,171)
Intangible assets		(564)	(645)	(571)
Investments in joint ventures and associates		(101)	(76)	(41)
Subsidiaries and other business units		(897)	(95)	(3,633)
Non-current assets held for sale and associated liabilities		-	-	-
Held-to-maturity investments		-	(1,850)	-
Other settlements related to investing activities		-	-	-
2. Divestments		5,241	3,418	2,005
Tangible assets		518	795	224
Intangible assets		47	20	2
Investments in joint ventures and associates		18	322	1
Subsidiaries and other business units		936	73	9
Non-current assets held for sale and associated liabilities		1,002	900	1,683
Held-to-maturity investments		2,711	1,215	-
Other collections related to investing activities		9	93	86
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	51	(98)	(1,113)	127
1. Payments		(5,763)	(4,335)	(5,717)
Dividends		(1,698)	(1,599)	(879)
Subordinated liabilities		(2,098)	(502)	(1,419)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(1,674)	(2,004)	(3,273)
Other items relating to financing activities		(293)	(230)	(146)
2. Collections		5,665	3,222	5,844
Subordinated liabilities		4,038	1,000	2,523
Treasury shares increase		-	-	-
Treasury shares disposal		1,627	2,222	3,321
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(4,266)	(3,463)	(6,781)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		594	1,489	12,036
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		44,955	43,466	31,430
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)	51	45,549	44,955	43,466

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	Notes	2017	2016	2015
Cash		6,416	7,413	7,192
Balance of cash equivalent in central banks (*)		39,132	37,542	36,275
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	51	45,549	44,955	43,466

(*) “Balance of cash equivalent in central banks” includes short term deposits in central banks in the heading “Loans and receivables” in the accompanying consolidated financial statements (see Note 13)

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1.                Introduction, basis for the presentation of the Consolidated Financial Statements, internal control of financial information and other information

1.1           Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.

As of December 31, 2017, the BBVA Group had 331 consolidated entities and 76 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2017, have been authorized for issue on April 5, 2018.

1.2           Basis for the presentation of the Consolidated Financial Statements

The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2017, considering the Bank of Spain Circular 4/2004, of December, 22 (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group in Spain.

The BBVA Group’s accompanying Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015 were prepared by the Group’s Directors (through the Board of Directors held on February 12, 2018) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2017, 2016 and 2015 together with the consolidated results of its operations and cash flows generated during the years ended December 31, 2017, 2016 and 2015.

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

The amounts reflected in the accompanying Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a balance in these Consolidated Financial

Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3           Comparative information

During 2017, there were no significant changes to the existing structure of the BBVA Group’s operating segments in comparison to 2016 (Note 6). Certain prior year balances have been reclassified to conform to current period presentation.

1.4           Seasonal nature of income and expenses

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, which are not significantly affected by seasonal factors within the same year.

1.5           Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•         Impairment on certain financial assets (see Notes 7, 12, 13, 14 and 16).

•         The assumptions used to quantify certain provisions (see Note 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

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

Although these estimates were made on the basis of the best information available as of the end of the reporting period, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6       BBVA Group’s Internal Control over Financial Reporting

BBVA Group’s Financial Statements is prepared under an Internal Control over Financial Reporting Model (hereinafter “ICFR"). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to ensure that the transactions are processed in accordance with the applicable laws and regulations.

The ICFR is in accordance with the control framework established in 2013 by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, "COSO"). The COSO 2013 framework sets five components that constitute the basis of the effectiveness and efficiency of the internal control systems:

•         The establishment of an appropriate control environment.

•         The assessment of the risks that could arise during the preparation of the financial information.

•         The design of the necessary controls activities to mitigate the identified risks.

•         The establishment of an appropriate system of information and communication to detect and report system weaknesses.

•         The monitoring activities over the controls to ensure they perform correctly and are effective over time.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the BBVA Group’s businesses and processes, as well as the risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal control units located in the different entities of BBVA Group.

These internal control units are integrated within the BBVA internal control model which is based in two pillars:

1) A control system organized into three lines of defense:

•         The first line is located within the business and support units, which are responsible for identifying risks associated with their processes and to execute the controls established to mitigate them.

•         The second line comprises the specialized control units (Compliance, Internal Financial Control, Internal Risk Control, Engineering Risk, Fraud & Security, and Operations Control among others). This second line defines the models and controls under their areas of responsibility and monitors the design, correct implementation and effectiveness of the controls

•         The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

2) A set of committees called Corporate Assurance that helps to escalate the internal control issues to the management at a Group level and also in each of the countries where the Group operates.

The internal control units comply with a common and standard methodology established at Group level, as set out in the following diagram:

The ICFR Model is subject to annual evaluations by the Group’s Internal Audit Unit. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act (hereafter “SOX”) for consolidated financial statements as a listed company with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design, compliance and implementation of the internal control model to make it effective and to ensure the quality and accuracy of the financial information.

2.    Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1           Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

1) Subsidiaries

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

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2017. Appendix I includes other significant information on these entities.

2) Joint ventures

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

3) Associates

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

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2017, 2016 and 2015, these entities are not significant in the Group.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

4) Structured Entities

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

5) Structured entities subject to consolidation

To determine if a structured entity is controlled by the Group, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

•         Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).

•         Potential existence of a special relationship with the investee.

•         Implicit or explicit Group commitments to support the investee.

•         The ability to use the Group´s power over the investee to affect the amount of the Group’s returns.

There are cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the asset securitization funds, to which the BBVA Group transfers loans and receivables portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks or for other purposes (for additional information, see Appendices I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contracts. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not derecognized in the books of said entity and the issuances of the related debt securities are registered as liabilities within the Group’s consolidated balance sheet.

6) Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing customers access to certain investments, to transfer risks, and for other purposes, but without the Group having control of the vehicles, which are not consolidated in accordance with “IFRS 10 - Consolidated Financial Statements”. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s Consolidated Financial Statements.

As of December 31, 2017, there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it manages since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger or arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

The mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them from carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group.

In all cases, the operating results of equity method investees acquired by the BBVA Group in a particular period only include the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any only include year the period from the start of the year to the date of disposal.

The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same date of presentation as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2017, except for the case of the consolidated financial statements of a subsidiary and five associates and joint-ventures deemed non-significant for which financial statements as of November 30, 2017 were used, the December 31, 2017 financial statements for of all Group entities were utilized.

BBVA banking subsidiaries, associates and joint venture worldwide, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulators or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

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

The accounting standards and policies and valuation criteria used in preparing the accompanying Consolidated Financial Statements are as follows:

2.2.1        Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

Excluding all trading derivatives not considered as economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement in which period the change occurred (see Note 37). The dividends received from other entities, other than associated entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement in the period in which the right to receive them arises (see Note 38).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets and liabilities held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41). Interests from derivatives designated as economic hedges on interest rate are recognized in interest income or expense (Note 37), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (Note 41).

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net", as appropriate, in the consolidated income statement for the year in which they are derecognized (see Note 41).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets, net – Other financial instruments not at fair value through profit or loss” (see Note 47) in the consolidated income statements for that period.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are subsequently measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities generally intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – loans and receivables”, “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - held to maturity investments” or “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that period.

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

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•         In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement (see Note 37).

•         In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable.

•         In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading   ”Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

•         Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains or losses from hedge accounting, net” in the consolidated income statement (see Note 41).

•         In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading "Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Hedging of net investments in foreign transactions" in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences in valuation are recognized under the heading “Exchange differences, net" in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41).

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

•         Accumulated other comprehensive income arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets and disposal groups classified as held for sale” are recognized with the corresponding entry under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss – Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets (see note 30).

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred, which:

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

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets" in the consolidated balance sheet (see Note 30).

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

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt instruments measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument, mainly Loans and receivables, is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures are applied in the due diligence, approval and execution of debt instruments and Commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant debt instrument, and collectively for debt instrument that are not individually significant. If the Group determines that there is no objective evidence of impairment, the assets are classified in groups of debt instrument based on similar risk characteristics and impairment is assessed collectively.

In determining whether there is objective evidence of impairment the Group uses observable data in the following aspects:

•         Significant financial difficulties of the obligors.

•         Ongoing delays in the payment of interest or principal.

•         Refinancing of credit due to financial difficulties by the counterparty.

•         Bankruptcy or reorganization / liquidation are considered likely.

•         Disappearance of the active market for a financial asset because of financial difficulties.

•         Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.).

•         National or local economic conditions that are linked to "defaults" in the financial assets (unemployment rate, falling property prices, etc.).

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

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•         All amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

•         The various types of risk to which each debt instrument is subject.

•         The circumstances in which collections will foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

With regard to the collective impairment analysis, financial assets are grouped by risk type considering the debtor's capacity to pay based on the contractual terms. As part of this analysis, the BBVA Group estimates the impairment loan losses that are not individually significant, distinguishing between those that show objective evidence of impairment, and those that do not show objective evidence of impairment, as well as the impairment of significant loans that the BBVA Group has deemed as not showing an objective evidence of impairment.

With respect to financial assets that have no objective evidence of impairment, the Group applies statistical methods using historical experience and other specific information to estimate the losses that the Group has incurred as a result of events that have occurred as of the date of preparation of the Consolidated Financial Statements but have not been known and will be apparent, individually after the date of submission of the information. This calculation is an intermediate step until these losses are identified on an individual level, at which time these financial instruments will be segregated from the portfolio of financial assets without objective evidence of impairment.

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

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called "LIP" (loss identification period) has to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level.

When the property right is contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers are purchased, the asset is recognized in the consolidated balance sheets (see Note 2.2.4).

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

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

•         Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer registered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months, different thresholds may exist for certain equity instruments or specific sectors.

•         Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets" in the consolidated balance sheet (see Note 30).

•         Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, unless there is better evidence, an assessment of the equity of the investee is carried out (excluding Accumulated other comprehensive income due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement in  the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be recovered subsequently in the event of the sale of these assets.

2.2.2        Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even in case of no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

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

2.2.4        Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale

The headings “Non-current assets and disposal groups held for sale” and “liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

These headings include individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or received in payment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

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

At the time of the initial recognition, these real estate assets foreclosed or received in payment of debts, classified as “Non-current assets and disposal groups held for sale” and “liabilities included in disposal groups classified as held for sale” are valued at the lower of: their restated fair value less estimated sale costs and their carrying amount; a deterioration or impairment reversal can be recognized for the difference if applicable.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under the heading “Non-current assets and disposal groups held for sale”.

Fair value of non-current assets held for sale from foreclosures or recoveries is based, mainly, in appraisals or valuations made by independent experts on an annual basis or more frequently, should there be indicators of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the consolidated balance sheet or is derecognized from the consolidated balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal.

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

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Depreciation Rates for Tangible Assets

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

Similarly, if there is any indication that the value of a tangible asset is now recoverable, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading "Administration costs - Other administrative expenses - Property, fixtures and equipment" (see Note 44.2).

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

The cost of inventories includes those costs incurred in their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real-estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Financing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

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

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading "Impairment or reversal of impairment on non-financial assets” in the accompanying consolidated income statements (see Note 48) for the year in which they are incurred.

In the case of the above mentioned real-estate assets, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading "Impairment or reversal of impairment on non-financial assets" in the consolidated income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading "Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 42).

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

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

•         the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

•         the net fair value of the assets acquired and liabilities assumed.

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

2.2.8        Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if there has been impairment.

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

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

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

Goodwill impairment losses are recognized under the heading "Impairment or reversal of impairment on non-financial assets – Intangible assets” in the consolidated income statements (see Note 48).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful life intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading "Depreciation" (see Note 45).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment or reversal of impairment on non - financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 48). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9        Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Insurance and reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 23).

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

1) Life insurance provisions:

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

2) Non-life insurance provisions:

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

3) Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

4) Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

5) Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

6) Other technical provisions:

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

The "Tax Assets" line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: "Current” (amounts recoverable by tax in the next twelve months) and "Deferred" (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The "Tax Liabilities" line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: "Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and "Deferred" (the amount of corporate tax payable in subsequent years).

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

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still qualify as deferred tax assets and liabilities, and the appropriate adjustments are made on the basis of the findings of the analyses performed. In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment. Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.

The income and expenses directly recognized in consolidated equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11    Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

•         They represent a current obligation that has arisen from a past event. At the date of the Consolidated Financial Statements, there is more probability that the obligation will have to be met than that it will not.

•         It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•         The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in Note 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the Consolidated Financial Statements, provided that it is probable will give rise to an increase in resources embodying economic benefits.

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

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combination) but are disclosed in the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

2.2.12    Pensions and other post-employment commitments

Below we provide a description of the most significant accounting policies relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).

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

All of these commitments are quantified based on actuarial valuations, with the amounts recorded under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheet and determined as the difference between the value of the defined-benefit commitments and the fair value of plan assets at the date of the Consolidated Financial Statements (see Note 25).

Current service cost are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-benefit plan expense” of the consolidated income statement (see Note 44.1).

Interest credits/charges relating to these commitments are charged and recognized under the headings “Interest income” and “Interest expense” of the consolidated income statement (see Note 37).

Past service costs arising from benefit plan changes as well as early retirements granted during the period are recognized under the heading “Provisions or reversals of provisions” of the consolidated income statement (see Note 46).

Other long-term employee benefits

In addition to the above commitments, certain Group entities provide long-term service awards to their employees, consisting of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service.

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

In establishing the actuarial assumptions we take into account that:

•         They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.

•         Each assumption does not contradict the others and adequately reflect the existing relationship between economic variables such as price inflation, expected wage increases, discount rates and the expected return on plan assets, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.

•         The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.

The BBVA Group recognizes actuarial gains/losses relating to early retirement benefits, long service awards and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which they arise (see Note 46). Actuarial gains/losses relating to pension and medical benefits are directly charged and recognized under the heading "Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Actuarial gains or losses on defined benefit pension plans" of equity in the consolidated balance sheet (see Note 30).

2.2.13    Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ funds – Other equity instruments” in the consolidated balance sheet (Note 44.1.1). These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be issued. This will be recognized on the consolidated income statement with the corresponding increase in total consolidated equity.

2.2.14             Termination benefits

Termination benefits are recognized in the financial statements when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15             Treasury shares

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading "Shareholders’ funds - Treasury stock" in the consolidated balance sheets (see Note 29).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Shareholders’ funds - Retained earnings” in the consolidated balance sheets (see Note 28).

2.2.16             Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the Consolidated Financial Statements are presented, is the euro. As such, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

•         Conversion of the foreign currency to the entity’s functional currency (currency of the main economic environment in which the entity operates); and

•         Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the entity’s functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

•         Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate applicable on the purchase date.

•         Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

•         Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading "Exchange differences, net" in the consolidated income statements (see Note 41). However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in consolidated equity under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets (see Note 30).

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•         Assets and liabilities: at the closing spot exchange rates as of the date of each of the consolidated balance sheets.

•         Income and expenses and cash flows are converted by applying the exchange rate applicable on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

•         Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Entities accounted for using the equity method" (Note 30) until the item to which they relate is derecognized, at which time they are recognized in the income statement.

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

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements, as indicated below, since Venezuela is a country with strong exchange restrictions and has different rates officially published:

•         Since December 31, 2015, the Board of Directors considers that the use of the Venezuelan official exchanges rates for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela.

•         Consequently, as of December 31, 2017, 2016 and 2015, the Group has used foreign exchange rates of 18,181, 1,893 and 469 Venezuelan bolivars per euro, respectively in the conversion of the financial statements. These exchanges rates have been calculated taking into account the estimated evolution of inflation in Venezuela, in the absence of published official  data (800%, 300%, and 170%, as of December 31, 2017, 2016 and 2015, respectively) (see Note 2.2.20). These inflation rates have been calculated based on the best estimate of the Group, taking into consideration the available information that includes sectorial aspects that affect the Group's subsidiaries in Venezuela.

The summarized balance sheet and income statements of the Group subsidiaries in Venezuela as of December 31, 2017, whose local financial statements are expressed in Venezuelan bolivars comparing their conversion to euros with the estimated exchange rate with the balances that would have result by applying the last published exchange rate, are as follows:

Balance sheet. December 31, 2017 (Millions of euros)
	Estimated exchange rate	Official Exchange rate	Variation
Cash and balances with central banks	597	2,287	1,690
Securities portfolio	42	148	107
Loans and receivables	364	1,650	1,285
Tangible assets	60	272	212
Other	28	131	103
TOTAL ASSETS	1,091	4,487	3,397
Deposits from central bank and credit institutions	-	1	1
Customer deposits	839	3,772	2,933
Provisions	5	24	18
Other	127	465	338
TOTAL LIABILITIES	971	4,262	3,291

Income statements December 31, 2017 (Millions of euros)
	Estimated exchange rate	Official Exchange rate	Variation
NET INTEREST ICOME	90	410	319
GROSS INCOME	70	319	249
Administration costs	55	249	194
NET OPERATING INCOME	15	70	54
OPERATING PROFIT BEFORE TAX	12	53	41
Tax expense or (-) income related to profit or loss from continuing operation	20	90	70
PROFIT	(8)	(38)	(29)
Attributable to minority interest [non-controlling interests]	(4)	(16)	(13)
Attributable to owners of the parent	(5)	(21)	(17)

2.2.17             Recognition of income and expenses

The most significant policies a used by the BBVA Group to recognize its income and expenses are as follows.

1) Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. From that amount, the transaction costs identified as directly attributable to the arrangement of the loans and advances will be deducted. These fees are part of the effective interest rate for the loans and advances. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

Once a debt instrument has been impaired, interest income is recognized applying the effective interest rate used to discount the estimated recoverable cash flows on the carrying amount of the asset.

2) Commissions, fees and similar items:

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

•         Those relating to a singular transaction, which are recognized when this singular transaction is carried out.

3) Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

4) Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18             Sales of assets and income from the provision of non-financial services

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.19             Leases

Lease contracts are classified as finance leases from the inception of the transaction if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset under finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets (see Note 13).

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under "Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease" in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within "Other operating expenses" (see Note 42).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are accrued over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the Consolidated Financial Statements as for own use, and thus rental expense and income is eliminated in consolidation and the corresponding depreciation is recognized.

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

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “ Financial Reporting in Hyperinflationary Economies“.

The breakdown of the General Price Index (“GPI”) and the inflation index used as of December 31, 2017, 2016 and 2015 for the inflation restatement of the financial statements of the Group companies located in Venezuela is as follows:

General Price Index
	2017	2016	2015
GPI	84,886.50	9,431.60	2,357.90
Average GPI	27,714.47	5,847.74	1,460.50
Inflation of the period (*)	800.0%	300.0%	170.0%

(*) At the date of preparation of consolidated financial statements of each year, the Venezuelan government had not released the official inflation figures at the end of the year. Therefore, the Group estimates the inflation rate applicable to the preparation of the Consolidated Financial Statements for each year, based on the best estimate of BBVA Research of the Group, considering other estimates made by various international organizations.

The impact on the consolidated financial statements that would result from applying the latest official inflation data published against the Group's estimate of the inflation index would not be significant due to its correlation with the estimated exchange rate (see Note 2.2.16).

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €13 and €28 million in 2017 and 2016 respectively.

2.3           Recent IFRS pronouncements

Changes introduced in 2017

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective after January 1, 2017. They have not had a significant impact on the BBVA Group’s Consolidated Financial Statements corresponding to the year ended December 31, 2017.

IAS 12 – “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

The amendments made to IAS 12 clarify the requirements on recognition of deferred tax assets for unrealized losses. The following aspects are clarified:

•         An unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference regardless of whether the holder expects to recover its carrying amount by holding the debt instrument until maturity or by selling the debt instrument.

•         An entity assesses the utilization of deductible temporary differences in combination with other deductible temporary differences. In circumstances in which tax laws restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the appropriate type.

•         An entity’s estimate of future taxable profit can include the recovery of its assets for amounts more than their carrying amounts if there is sufficient evidence to conclude that it is probable that the entity will achieve this.

•         An entity’s estimate of future taxable profit excludes tax deductions resulting from the reversal of deductible temporary difference.

IAS 7 – “Statement of Cash Flows. Disclosure Initiative”

The amendments to IAS 7 introduce the following new disclosure requirements related to changes in liabilities arising from financing activities, to enable users of financial statements to evaluate changes in those liabilities: changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes.

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

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 12

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 12 – Disclosure of Interests in Other Entities.

Standards and interpretations issued but not yet effective as of December 31, 2017

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying Consolidated Financial Statements, but are not obligatory as of June 30, 2017. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done such application in advance. The most relevant are the following:

IFRS 9 - “Financial instruments”

•         As of July, 24, 2014, IASB issued IFRS 9 which replaces IAS 39 on financial statements from January 2018 onwards and includes new classification and measurement requirements of financial assets and liabilities, impairment requirements of financial assets and hedge accounting policy (See Note 56).

•         Since the initial drafts of the standards were published, the Group has been analyzing their implications once in effect in 2018, both in terms of classification of the portfolios and the valuation models for financial instruments and, in particular, the models for calculating impairment of financial assets using expected loss models.

•         In the fiscal years 2016 and 2017, the Group implemented a project for applying IFRS 9 with the participation of all the areas affected: finance, risks, technology, business areas, etc., with the involvement of the Group's senior management.

•         The Project sets the definition of accounting policies and processes on the implementation of the Standard, which has implications both on the financial statements and on the Group´s daily operations (initial and subsequent risk assessment, changes in systems, management metrics, etc.), and also on the models used for the presentation of financial statements.

•         The main requirements of IFRS 9 are:

Classification and measurement of financial instruments

Financial assets

IFRS 9 has a new approach to classification and measurement of financial assets which is a mirror of the business model used for asset management purposes and its cash flow characteristics.

IFRS 9 contains three main categories for financial assets classification: valued at amortized cost, valued at fair value with changes in other accumulated comprehensive income, and valued at fair value through profit or loss. The standard eliminates the existing IAS 39 categories of held-to-maturity investments, loans and receivables, and available-for-sale financial assets.

The classification of financial instruments as measured at amortized cost or fair value must be carried out on the basis of: the entity's business model and the assessment of the contractual cash flow, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI). The purpose of the SPPI test is to determine whether in accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

A financial instrument will be classified in the amortized cost portfolio when it is managed with a business model whose purpose is to maintain the financial assets to receive contractual cash flows, and passes the SPPI test. They will be classified in the portfolio of financial assets at fair value with changes in other comprehensive income if they are managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and meets the SPPI test. They will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

During 2017, the Group reviewed the existing business models in the geographic areas where it operates to establish their classification in accordance with IFRS 9, taking into account the special characteristics of the local structures and organizations, as well as the type of products.

The Group has defined criteria to determine the acceptable frequency and reasons for sales so that the instrument can remain in the category of held to collect contractual cash flows.

Regardless of the frequency and importance of the sales, some types of sales are not incompatible with the category of held to collect contractual flows: sales due to reduction in credit quality; sales close to the maturity of transactions so that variations in market prices will not have a significant effect on the cash flows of the financial asset; sales in response to a change in regulations or in taxation; sales in response to an internal restructuring or significant business combination; sales derived from the execution of a liquidity crisis plan when the crisis event is not reasonably foreseeable.

The Group has segmented the portfolio of instruments for carrying out the SPPI test by differentiating products with standard contracts (all the instruments have identical contractual characteristics and are broadly used), for which the Group has carried out the SPPI test by reviewing the standard framework contract. Those products with similar characteristics, but not identical, compliance has been assessed through a sampling exercise of contracts. Finally, all the financial instruments with specific contractual characteristics have been analyzed individually.

As a result of the analyses carried out on both the business model and the contractual characteristics, certain accounting reclassifications are expected affecting both financial assets and, as the case may be, financial liabilities related to those assets. In general, there will be a greater volume of assets valued at fair value with changes in the income statement and the valuation method of some instruments will also be changed according to the one that best reflects the business model to which they belong. Changes in the valuation model in order not to exceed the criterion of payment of principal and interest are not significant

As of December 31, 2017, the Group had certain investments in asset instruments classified as available-for-sale which, in accordance with IFRS 9, starting in 2018 the Group will designate these investments as financial assets at fair value through changes in accumulated other comprehensive income. As a result, all the gains and losses at fair value of these instruments will be reported in other cumulative comprehensive income. Impairment losses will not be recognized to profit and loss, and gains or losses will not be reclassified to the income statement in the case of divestment. The remaining investments held by the Group as of December 31, 2017 in equity instruments classified as available-for-sale will be accounted at fair value through changes in profit or loss.

Financial liabilities

IFRS 9 largely maintains the requirements under IAS 39 for classifying financial liabilities. Thus, save for the above mentioned changes derived from the business model allocation of assets associated to them, the classification of financial liabilities in accordance with IAS 39 will not be changed. However, a new aspect introduced by IFRS 9 is the recognition of changes in the fair value of the financial liabilities to which the fair value option is applied. In this case, the changes in the fair value attributable the credit risk itself should be recognized as other comprehensive income, while the rest of the variation will be recognized in the income statement. In any case, the variation of credit risk itself may be recognized in the income statement if the treatment described above generates some accounting asymmetry.

Financial assets impairments

IFRS 9 replaces the "incurred loss" model in IAS 39 with one of "expected credit loss". The new impairment model will be applied to financial assets valued at amortized cost; to financial assets valued at fair value with changes in accumulated other comprehensive income, except for investments in equity instruments; and contracts for financial guarantees and loan commitments.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the operations when they are initially recognized; the second comprises the operations for which a significant increase in credit risk has been identified since its initial recognition and the third one, the impaired operations.

The calculation of the hedges for credit risk in each of these three categories must be done differently. In this way, the expected loss to 12 months for the operations classified in the first of the aforementioned categories must be recorded, while the losses estimated for the remaining expected life of the operations classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•         Expected loss at 12 months: expected credit loss that arises from possible default events within the 12 months following the presentation date of the financial statements; and

•         Expected loss during the life of the transaction: this is the expected credit loss that arises from all the possible default events over the expected life of the financial instrument.

All this will require considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

For the purposes of the implementation of IFRS 9 project, the BBVA Group has applied the following definitions:

1) Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of entry into force of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

•         payment past-due for more than 90 days; or

•         there are reasonable doubts regarding the full reimbursement of the instrument.

The 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term.

2) Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•         Significant financial difficulty of the issuer or the borrower.

•         A breach of contract (e.g. a default or past due event).

•         A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

•         It becoming probable that the borrower will enter bankruptcy or other financial reorganization.

•         The disappearance of an active market for that financial asset because of financial difficulties.

•         The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained in the above paragraphs.

3) Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there has been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a twin approach that is applied globally, although the specific characteristics of each geographic area are respected:

•         Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current operations are, at the time of entry into force of the standard, some simplification will be made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

•         Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group plans to use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, the instruments in which one of the following circumstances occurs are considered Stage 2:

•         More than 30 days past due. Default of more than 30 days is a presumption that can be refuted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk

•         They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment

•         Refinance or restructuring that does not show evidence of impairment

Although the standard introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not expect to use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering directly that their credit risk has not increased significantly because they have a low credit risk at the presentation date.

Thus the classification of financial instruments subject to impairment under the new IFRS 9 will be as follows:

•         Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

•         Stage 2– significantly increased in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the value correction for losses of that financial instrument will be calculated as the expected credit loss during the entire life of the asset.

•         Stage 3 - Impaired

When there is objective evidence that the loan is credit impaired, the financial asset is transferred to this category in which value correction for losses of that financial instrument will be calculated as the expected credit loss during the entire life of the asset.

Based on the impairment methodology described below, the Group has estimated that the application of the impairment requirements under IFRS 9 as of January 1, 2018 will give rise to additional impairment losses.

Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

•         A considered and unbiased amount, determined by evaluating a range of possible results.

•         The time value of money.

•         Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Group plans to measure the expected loss both individually and collectively. The purpose of the Group's individual measurement is to estimate expected losses for significant impaired risks, or risks classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, similar characteristics of the credit risk, indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics will have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•         Type of operation.

•         Rating or scoring tools.

•         Credit risk score or rating.

•         Type of collateral.

•         Amount of time at default for stage 3.

•         Segment.

•         Qualitative criteria which can have a significant increase in risk.

•         Collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

•         PD: estimate of the probability of default in each period

•         EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

•         LGD:  estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the Group supervises the changes in credit risk through monitoring the external published credit ratings.

To determine whether there is a significant increase in credit risk as of January 1, 2018 that is not reflected in the published ratings, the Group has also revised the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur will also have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative).

Hedge accounting

IFRS 9 will also affect hedge accounting, because the focus of the Standard is different from that of the current IAS 39, as it tries to align the accounting requirements with economic risk management. IFRS 9 will also permit to apply hedge accounting to a wider range of risks and hedging instruments. The Standard does not address the accounting for macro hedging strategies. To avoid any conflict between the current macro hedge accounting and the new general hedge accounting requirements, IFRS 9 includes an accounting policy choice to continue applying hedge accounting according to IAS 39.

Macro-hedges accounting is being developed as a separate project. The companies have the option to continue applying the hedge accounting as established by IAS39 until the project is completed. According to the analysis carried out, the Group will continue applying IAS 39 to its hedge accounting to the implementation date of IFRS 9.

Estimated impact of adopting IFRS 9

The Group has assessed the estimated impact on its consolidated financial statements of the initial application of IFRS 9. The estimated impact of adopting this standard on the Group's capital as of January 1, 2018 is based on the assessments made to date. It is summed up below. The final impacts of adopting the standards as of January 1, 2018 may change because:

•         the Group has not concluded the tests or the evaluation of the controls of its new IT systems; and

•         the new accounting policies,methodologies  and parameters may be subject to changes until the Group presents its financial statements that include the final impact as of the date of initial application.

As of the date of preparing these Annual Accounts, the estimated impact on the CET1 fully-loaded ratio would be a reduction of approximately 31 basis points and the average estimated impact on the volume of provisions would be an increase of approximately 10% on the current level of provisions. This increase in provisions is mainly due to non-impaired risks that would be classified within Stage 2, which are the risks most affected by the change in the calculation methodology of provisions. By geographies, the increase in provisions is centered in Spain and Mexico. Finally, based on the analysis carried out to date, the impact on consolidated equity as a result of changes in classification and valuation of financial instruments is not expected to be significant.

However, the European Parliament and Commission have established a mechanism for applying IFRS 9 on capital ratios, transitional and of voluntary application by the entities. It is the intention of the Group to adhere to that provision.

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

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractual agreements. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services.

This Standard will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted. It does not have a significant impact on the Consolidated Financial Statements.

IFRS 15 – “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The amendments to the Revenue Standard clarify how some of the underlying principles of the new Standard should be applied. Specifically, they clarify how to:

•         Identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract.

•         Determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided) and

•         Determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

The amendments will be applied at the same time as the IFRS 15, i.e. to the accounting periods beginning on or after January 1, 2018, although early application is permitted. It does not have a significant impact on the Consolidated Financial Statements.

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

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

The amendments made to IFRS 2 provide requirements on three different aspects:

•         When measuring the fair value of a cash-settled share-based payment vesting conditions, other than market conditions, the conditions for the irrevocability shall be taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction.

•         A transaction in which an entity settles a share-base payment arrangement net by withholding a specified portion of the equity instruments to meet a statutory tax withholding obligation will be classified as equity settled in its entirety if, without the net settlement feature, the entire share-based payment would otherwise be classified as equity-settled.

•         In case of modification of a share-based payment from cash-settled to equity-settled, the modification will be accounted for derecognizing the original liability and recognizing in equity the fair value of the equity instruments granted to the extent that services have been rendered up to the modification date; any difference will be recognized immediately in profit or loss.

These amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted. It does not have a significant impact on the Consolidated Financial Statements.

Amended IFRS 4 “Insurance Contracts”

The amendments made to IFRS 4 address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts Standard, by introducing two optional solutions:

•         The deferral approach or temporary exemption, that gives entities whose predominant activities are connected with insurance the option to defer the application of IFRS 9 and continue applying IAS 39 until 2021.

•         The overlay approach, that gives all issuers of insurance contracts the option to recognize in other comprehensive income, rather than profit or loss, the additional accounting volatility that may arise from applying IFRS 9 compared to applying IAS 39 before applying the forthcoming insurance contracts Standard.

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted. It does not have a significant impact on the Consolidated Financial Statements.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 1 and IAS 28

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- Frist-time Adoption of International Financial Reporting Standards and IAS 28 – Investments in Associates and Joint Ventures, which will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted to amendments to IAS 28. It does not have a significant impact on the Consolidated Financial Statements.

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

The interpretation will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted. It does not have a significant impact on the Consolidated Financial Statements.

Amended IAS 40 – Investment Property

The amendment states that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property.

The amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early adoption is allowed. It does not have a significant impact on the Consolidated Financial Statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the accounting for insurance contracts and supersedes IFRS 4. The new standard introduces a single accounting model for all insurance contracts and requires the entities to use updated assumptions.

An entity shall divide the contracts into groups and recognize and measure groups of insurance contracts at the total of:

•         the fulfilment cash flows, that comprises the estimate of future cash flows, an adjustment to reflect the time value of money and the financial risk associated with the future cash flows and a risk adjustment for non-financial risk; and

•         the contractual service margin that represents the unearned profit.

The amounts recognized in the consolidate income statement shall be disaggregated into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage and in proportion to the value of the provision of coverage that the insurer provides in the period.

The new Standard will be applied to the accounting periods beginning on or after January 1, 2021, although early adoption is allowed.

IFRIC 23– Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

If the entity considers that it is probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings.

If the entity considers that it is not probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to use the most likely amount or the expected value (sum of the probability. weighted amounts in a range of possible outcomes) in determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The method used should be the method that the entity expects to provide the better prediction of the resolution of the uncertainty.

The interpretation will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Amended IFRS 9 – Prepayment Features with Negative Compensation

The amendments to IFRS 9 allow companies to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss. The condition is that the financial asset would otherwise meet the criteria of having contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of that prepayment feature.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Amended IAS 28 – Long-term Interests in Associates and Joint Ventures

The amendments to IAS 28 clarify that an entity is required to apply IFRS 9 to long term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Annual improvements cycle to IFRSs 2015-2017

The annual improvements cycle to IFRSs 2015-2017 includes minor changes and clarifications to IFRS 3- Business Combinations, IFRS 11 – Joint Arrangements, IAS 12 – Income Taxes and IAS 23 – Borrowing Costs, which will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

3.                BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of December 31, 2017 on the Group’s subsidiaries, consolidated structured entities, and investments in associate entities and joint venture entities. Appendix III shows the main changes in investments for the year ended December 31, 2017, and Appendix IV gives details of the consolidated subsidiaries which, are more than 10% owned by non-Group shareholders as of December 31, 2017.

The following table sets forth information related to the Group’s total assets as of December 31, 2017, 2016 and 2015, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group Total Assets. Entities by Main Activities (Millions of euros)
	2017	2016	2015
Banks and other financial services	659,414	699,592	717,981
Insurance and pension fund managing companies	26,134	26,831	25,741
Other non-financial services	4,511	5,433	6,133
Total	690,059	731,856	749,855

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

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2017, are consolidated (see Note 2.1).

•         The United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, as well as, the New York BBVA branch and a representative office in Silicon Valley (California).

•         Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group.

•         Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy, Netherlands, Romania and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

•         Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Main transactions in the Group in 2017

Investments

On February 21, 2017, BBVA Group entered into an agreement for the acquisition from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S of 41,790,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”), amounting to 9.95% of the total issued share capital of Garanti Bank. On March 22, 2017, the sale and purchase agreement was completed, and therefore BBVA´s total stake in Garanti Bank as of December 31, 2017 amounts to 49.85% (See Note 31).

Ongoing divestitures

Offer for the acquisition of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition, at a price of approximately USD 2,200 million of BBVA’s stake in Banco Bilbao Vizcaya Argentaria, Chile (“BBVA Chile”) as well as in other companies of the Group in Chile which operations are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owns, directly and indirectly, approximately 68.19% of BBVA Chile share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement.

The Offer received does not include BBVA’s stake in the automobile financing companies of Forum group and in other Chilean entities from BBVA’s Group which are engaged in corporate activities of BBVA Group.

Completion of the transaction is subject to obtaining the relevant regulatory approvals.

Agreement for the creation of a “joint-venture” and transfer of the real estate business in Spain

On November 29, 2017, BBVA reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which an important part of the real estate business of BBVA in Spain will be transferred (the “Business”). BBVA will contribute the Business to a single company (the “Company”) and will sell 80% of the shares of such Company to Cerberus at the closing date of the transaction.

The Business comprises: (i) foreclosed real estate assets (the “REOs”), with a gross book value of approximately €13,000 million, taking as starting point the situation of the REOs on June 26, 2017; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For the purpose of the agreement with Cerberus, the whole Business was valued at approximately €5,000 million.

Considering the valuation of the whole Business previously mentioned and assuming that all the Business’ REOs on June 26, 2017 will be contributed to the Company, the sale price for 80% of the shares would amount to approximately €4,000 million. The price finally paid will be determined by the volume of REOs effectively contributed that may vary depending on, among other matters, the sales carried out from the date of reference 26 June 2017 until the date of closing of the transaction and the fulfilment of the usual conditions in this kind of transactions.

The transaction as a whole is subject to obtaining the relevant authorizations from the competent authorities and it is not expected to have significant impact on the Consolidated Financial Statements when completed.

Main transaction in the Group in 2016

Mergers

The BBVA Group, at its Board of Directors meeting held on March 31, 2016, adopted a resolution to begin a merger process of BBVA S.A. (absorbing company), Catalunya Banc, S.A., Banco Depositario BBVA, S.A. y Unoe Bank, S.A.

This transaction was part of the corporate reorganization of its banking subsidiaries in Spain, was successfully completed throughout 2016 and has no impact in the Consolidated Financial Statements both from the accounting and the solvency stand points.

Main transactions in the Group in 2015

During 2015, the Group consolidated Garanti from the date of effective control (third quarter) and recorded the acquisition of Catalunya Banc (second quarter). These effects impact on the period-on-period comparison of all the income statements was affected with the previous first semester results.

Investments

Acquisition of an additional 14.89% of Garanti

On November 19, 2014, the Group signed a new agreement with Dogus Holding AS, Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter "Dogus") to, among other terms, the acquisition of 62,538,000,000 additional shares of Garanti (equivalent to 14.89% of the capital of this entity) for a maximum total consideration of 8.90 Turkish lira per batch (Garanti traded in batches of 100 shares each).

In the same agreement it stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27, 2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to Turkish Liras 0.135 per batch.

On July 27, 2015, after obtaining all the required regulatory approvals, the Group materialized said participation increase after the acquisition of the new shares. As of December 31, 2015, the Group's interest in Garanti was 39.9%.

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

Measuring the above-mentioned stake in Garanti Bank at fair value resulted in a negative impact in “Gains or (-) losses on derecognition of non-financial assets and subsidiaries, net” in the consolidated income statement of the BBVA Group for the second semester of 2015, which resulted in a net negative impact in the Profit attributable to owners of the parent of the BBVA Group in 2015 amounting to €1,840 million. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact was generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of December 31, 2015, these exchange rate differences were already recorded as Other Comprehensive Income reducing the stock shareholder’s equity of the BBVA Group.

The agreements with the Dogus group included an agreement for the management of the bank and the appointment by the BBVA Group of the majority of the members of its Board of Directors (7 of 10). Garanti was consolidated in the BBVA Group, because of these management agreements.

The Group estimated according to the acquisition method, the fair values assigned to the assets acquired and the liabilities assumed from Garanti, along with the identified intangible assets, and cash payment made by the BBVA Group in consideration of the transaction was recorded under the heading "Intangible assets - Goodwill" in the accompanying consolidated balance sheets as of December 31, 2017 (see Note 18.1).

Acquisition of Catalunya Banc

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA´s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent have been fulfilled, BBVA announced that it acquired 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

According to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc, and the cash payment made to the FROB in consideration of the transaction generated a difference of €26 million, which was recorded under the heading “Negative goodwill recognized in profit or loss” in the accompanying consolidated income statement for the year ended December 31, 2015. According to the IFRS 3, there is a period, up to a year, to complete the necessary adjustments to the calculation of initial acquisition (see Note 18.1). After the deadline, there has not been any significant adjustment that involves amending the calculation recorded in the year 2015.

Divestitures

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015 the BBVA Group signed an agreement to sell 4.9% in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares will be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares will be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale.

The selling price to UBS is HK$ 5.73 per share, amounting to a total of HK$ 13,136 million, equivalent to approximately €1,555 million (with an exchange rate of EUR/HK$=8.45 as of the date of the closing).

In addition to the above mentioned 4.9%, during the first semester of 2015 various sales were made in the market to total a 6.34% participation sale. The impact of these sales on the consolidated financial statements of the BBVA Group was a gain net of taxes of approximately €705 million. This gain gross of taxes was recognized under "Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in 2015 consolidated financial statements.

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

On August 27, 2015, BBVA completed the sale of this participation. The impact on the consolidated financial statements of the BBVA Group was not significant.

4.                Shareholder remuneration system

In accordance with BBVA’s shareholder remuneration policy communicated in October 2013, which established the distribution of an annual pay-out of between 35% and 40% of the profits earned in each year and the progressive reduction of the remuneration via “Dividend Options”, so that the shareholders’ remuneration would ultimately be fully in cash, on February 1, 2017 BBVA announced that it was expected to be proposed for the consideration of the competent governing bodies the approval of a capital increase to be charged to voluntary reserves for the instrumentation of one “Dividend Option” in 2017, being the subsequent shareholders’ remunerations that could be approved fully in cash.

This fully in cash shareholders’ remuneration policy would be composed, for each year, of a distribution on account of the dividend of such year (which is expected to be paid in October) and a final dividend (which would be paid once the year has ended and the profit allocation has been approved, which is expected for April), subject to the applicable authorizations by the competent governing bodies.

Shareholder remuneration scheme “Dividend Option”

During 2012, 2013, 2014, 2015, 2016 and 2017, the Group implemented a shareholder remuneration system referred to as “Dividend Option”.

Under such remuneration scheme, BBVA offered its shareholders the possibility to receive all or part of their remuneration in the form of newly-issued BBVA ordinary shares, whilst maintaining the possibility for BBVA shareholders to receive their entire remuneration in cash by selling the rights of free allocation assigned either to BBVA (in execution of the commitment assumed by BBVA to acquire the rights of free allocation at a guaranteed fixed price) or by selling the rights of free allocation on the market at the prevailing market price at that time. However, the execution of the commitment assumed by BBVA was only available to whoever had been originally assigned such rights of free allocation and only in connection with the rights of free allocation initially allocated at such time.

On March 29, 2017, BBVA’s Board of Directors resolved to execute the capital increase to be charged to voluntary reserves approved by the Annual General Meeting (“AGM”) held on March 17, 2017, under agenda item three, to implement a “Dividend Option” this year. As a result of this increase, the Bank’s share capital increased by €49,622,955.62 through the issuance of 101,271,338 newly-issued BBVA ordinary shares at 0.49 euros par value, given that 83.28% of owners of the rights of free allocation opted to receive newly-issued BBVA ordinary shares. The remaining 16.72% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,097,962,903 rights (at a gross price of €0.131 each) for a total amount of €143,833,140.29. This amount is recorded in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2017 (see Note 26).

On September, 28 2016, BBVA’s Board of Directors resolved to execute the second of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016. As a result of this increase, the Bank’s share capital increased by €42,266,085.33 through the issuance of 86,257,317 newly-issued BBVA ordinary shares at 0.49 euros par value, given that 87.85% of owners of the rights of free allocation opted to receive newly-issued BBVA ordinary shares. The remaining 12.15% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 787,374,942 rights (at a gross price of €0.08 each) for a total amount of €62,989,995.36. This amount is recorded in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016 (see Note 26).

On March 31, 2016, BBVA’s Board of Directors resolved to execute the first of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 for the implementation of the shareholder remuneration system called the “Dividend Option”. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 through the issuance of 113,677,807 newly-issued BBVA ordinary shares at a €0.49 par value, given that 82.13% of owners of the rights of free allocation opted to receive newly-issued BBVA ordinary shares. The remaining 17.87% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,137,500,965 rights (at a gross price of €0.129 each) for a total amount of €146,737,624.49. This amount is recorded in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016 (see Note 26).

Cash Dividends

Throughout 2016 and 2017, BBVA’s Board of Directors approved the payment of the following interim dividends, recorded in “Total Equity- Interim Dividends” of the consolidated balance sheet of the relevant year:

•         The Board of Directors, at its meeting held on June 22, 2016, approved the payment in cash of €0.08 (€0.0648 net of withholding tax) per BBVA share as the first gross interim dividend against 2016 results. The total amount paid to shareholders on July 11, 2016, after deducting treasury shares held by the Group's companies, amounted to €517 million and is recognized under the headings “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2016.

•         The Board of Directors, at its meeting held on December 21, 2016, approved the payment in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as the second gross interim dividend against 2016 results. The total amount paid to shareholders on January 12, 2017, after deducting treasury shares held by the Group’s Companies, amounted to €525 million and is recognized under the heading “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2016.

•         The Board of Directors, at its meeting held on September 27, 2017, approved the payment in cash of €0.09 (€0.0729 net of withholding tax) per BBVA share, as the first gross interim dividend against 2017 results. The total amount paid to shareholders on October 10, 2017, after deducting treasury shares held by the Group's companies, amounted to €599 million and is recognized under the heading “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2017.

The interim accounting statements prepared in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of said amounts are as follows:

Available Amount for Interim Dividend Payments (Millions of euros)
August 31, 2017
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	1,832
Less
Estimated provision for Legal Reserve	10
Acquisition by the bank of the free allotment rights in 2017 capital increase	144
Additional Tier I capital instruments remuneration	224
Interim dividends for 2017 already paid	-
Maximum amount distributable	1,454
Amount of proposed interim dividend	600

BBVA cash balance available to the date	5,095

Proposal on allocation of earnings for 2017

The allocation of earnings for 2017 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Allocation of Earnings (Millions of euros)
2017
Profit for year (*)	2,083
Distribution:
Interim dividends	600
Final dividend	1,000
Acquisition by the bank of the free allotment rights (**)	144
Additional Tier 1 securities	301
Legal reserve	10
Voluntary reserves	28

(*)    Net Income of BBVA, S.A.

(**)    Concerning to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option”.

5.                Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The Bank issued additional share capital in 2017, 2016 and 2015 (see Note 26). In accordance with IAS 33, when there is a capital increase, earnings per share, basic and diluted, should be recalculated for previous periods applying a corrective factor to the denominator (the weighted average number of shares outstanding) This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for 2016 were recalculated on this basis.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2017	2016 (*)	2015 (*)
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	3,519	3,475	2,642
Adjustment: Additional Tier 1 securities (1)	(301)	(260)	(212)
Profit adjusted (millions of euros) (A)	3,218	3,215	2,430
Profit from discontinued operations (net of non-controlling interest) (B)	-	-	-
Denominator for basic earnings per share (number of shares outstanding)	-	-	-
Weighted average number of shares outstanding (2)	6,642	6,468	6,290
Weighted average number of shares outstanding x corrective factor (3)	6,642	6,592	6,647
Adjusted number of shares - Basic earning per share (C)	6,642	6,592	6,647
Adjusted number of shares - diluted earning per share (D)	6,642	6,592	6,647
Earnings per share	0.48	0.49	0.37
Basic earnings per share from continued operations (Euros per share)A-B/C	0.48	0.49	0.37
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.48	0.49	0.37
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-	-

(1)   Remuneration in the period related to contingent convertible securities, recognized in equity (see Note 22.3).

(2)   Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the period.

(3)   Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

(*)    Data recalculated due to the mentioned corrective factor (see Notes 26 and 29).

As of December 31, 2017, 2016 and 2015, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same for both dates.

6.                Operating segment reporting

The information about operating segments is presented in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

During 2017, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2016. The structure of the operating segment is as follows:

•         Banking activity in Spain

As in previous years, includes the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•         Non Core Real Estate

Includes specialist management in Spain of loans to developers in difficulties and real-estate assets mainly comprised foreclosed assets, originated from both residential mortgages and loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

•         The United States

Includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•         Mexico

Includes all the banking and insurance businesses in the country.

•         Turkey

Includes the activity of the Garanti Group.

•         South America

Includes BBVA’s banking and insurance businesses in the region.

•         Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center is comprised of the rest of the assets and liabilities that have not been allocated to the operating segments. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2017, 2016 and 2015, is as follows:

Total Assets by Operating Segments (Millions of euros)
	2017	2016 (1)	2015 (1)
Banking Activity in Spain	319,417	335,847	343,793
Non Core Real Estate	9,714	13,713	17,122
United States	80,493	88,902	86,454
Mexico	89,344	93,318	99,591
Turkey	78,694	84,866	89,003
South America	74,636	77,918	70,657
Rest of Eurasia	17,265	19,106	19,579
Subtotal Assets by Operating Segments	669,563	713,670	726,199
Corporate Center	20,496	18,186	23,656
Total Assets BBVA Group	690,059	731,856	749,855

(1)           The figures corresponding to 2016 and 2015 have been restated in order to allow homogenous comparisons due to changes in the scope of operating segments.

The attributable profit and main earning figures in the consolidated income statements for the years ended December 31, 2017, 2016 and 2015 by operating segments are as follows:

Main Margins and Profits by Operating Segments (Millions of euros)
			Operating Segments
		BBVA Group	Spain	Non Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (2)
2017	Notes
Net interest income		17,758	3,738	71	2,158	5,437	3,331	3,200	180	(357)	-
Gross income		25,270	6,180	(17)	2,919	7,080	4,115	4,451	468	73	-
Operating profit /(loss) before tax		6,931	1,866	(673)	784	2,948	2,147	1,691	177	(2,009)	-
Profit	55.2	3,519	1,381	(501)	511	2,162	826	861	125	(1,844)	-
2016 (1)
Net interest income		17,059	3,877	60	1,953	5,126	3,404	2,930	166	(455)	-
Gross income		24,653	6,416	(6)	2,706	6,766	4,257	4,054	491	(31)	-
Operating profit /(loss) before tax		6,392	1,268	(743)	612	2,678	1,906	1,552	203	(1,084)	-
Profit	55.2	3,475	905	(595)	459	1,980	599	771	151	(794)	-
2015 (1)
Net interest income		16,022	4,015	71	1,811	5,387	2,194	3,202	176	(432)	(404)
Gross income		23,362	6,803	(28)	2,631	7,081	2,434	4,477	465	(183)	(318)
Operating profit /(loss) before tax		4,603	1,540	(716)	685	2,772	853	1,814	103	(1,172)	(1,276)
Profit	55.2	2,642	1,080	(496)	517	2,094	371	905	70	(1,899)	-

(1)           The figures corresponding to 2016 and 2015 have been restated (see Note 1.3).

(2)           Since the third quarter of 2015, BBVA has consolidated Garanti (39.9% owned as of December 31, 2015). In prior periods, Garanti's revenues and costs are reflected in the segment information only in the proportion of BBVA´s ownership (25.01%). This column includes adjustments resulting from the accounting of the investment in Garanti group using the equity method (versus reflecting the revenues and costs of Garanti only in proportion of BBVA´s ownership Garanti as stated in the management information). This column also includes inter-segment adjustments (see Note 2).

7. Risk management

7.1           General risk management and control model

The BBVA Group has an overall risk management and control model (hereinafter 'the model') tailored to its business model, its organization and the geographies in which it operates, This model allows BBVA Group to develop its activity in accordance with the risk strategy and risk controls and management policies defined by the governing bodies of the Bank and to adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances at all times. The model establishes a system of appropriate risk management regarding risk profile and strategy of the Group.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

•         Governance and organization.

•         Risk Appetite Framework.

•         Decisions and processes.

•         Assessment, monitoring and reporting.

•         Infrastructure.

The Group promotes the development of a risk culture that ensures consistent application of the risk management and control model in the Group, and that guarantees that the risk function is understood and assimilated at all levels of the organization.

7.1.1        Governance and organization

BBVA Group´s risk governance model is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk. The risk function is responsible at management level for their implementation and development, and reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to meet the policies, rules, procedures, infrastructures and controls, which are defined by the function risk on the basis of the framework set by the governing bodies.

To perform this task properly, the risk function in the BBVA Group is configured as a single, global function with an independent role from commercial areas.

Corporate bodies

BBVA Board of Directors (hereinafter also referred to as "the Board") approves the risk strategy and oversees the internal management and control systems. Specifically, in relation to the risk strategy, the Board approves the Group's risk appetite statement, the core metrics and the main metrics by type of risk, as well as the general risk management and control model.

The Board of Directors is also responsible for approving and monitoring the strategic and business plan, the annual budget and management goals, as well as the investment and funding policy, in a consistent way and in line with the approved Risk Appetite Framework. For this reason, the processes for defining the Risk Appetite Framework proposals and the strategic and budgetary planning at Group level are coordinated by the executive areas for submission to the Board.

With the aim of ensuring the integration of the Risk Appetite Framework into management, on the basis established by the Board of Directors, the Executive Committee approves the remaining metrics by type of risk (in 2017 those in relation to concentration, profitability and reputational risk) and the Group's basic structure of limits by geographical area, risk type, asset type and portfolio level. This committee also approves specific corporate policies for each type of risk.

Lastly, the Board has set up a Board committee specialized in risks, the Risk Committee, that assists the Board and the Executive Committee in determining the Group's risk strategy and the risk limits and policies, respectively, analyzing and assessing beforehand the proposals submitted to those bodies. The Board of Directors has the exclusive authority to amend the Group’s risk strategy and its elements, including the Risk Appetite Framework metrics within its scope of decision, while the Executive Committee is responsible for amending the metrics by type of risk within its scope of decision and the Group's basic structure of limits (core limits), when applicable. In both cases, the amendments follow the same decision-making process described above, so the proposals for amendment are submitted by the executive area (Chief Risk Officer, “CRO”) and analyzed by the Risk Committee, for later submission to the Board of Directors or to the Executive Committee, as appropriate.

Moreover, the Risk Committee, the Executive Committee and the Board itself conduct proper monitoring of the risk strategy implementation and of the Group's risk profile. The risk function regularly reports on the development of the Group's Risk Appetite Framework metrics to the Board and to the Executive Committee, after the analysis by the Risk Committee, whose role in this monitoring and control work is particularly relevant.

Risk Function: CRO. Organizational structure and committees

The head of the risk function at executive level is the Group’s CRO, who carries out his functions independently and with the necessary authority, rank, experience, knowledge and resources. He is appointed by the Board as a member of its senior management and has direct access to its corporate bodies (Board, Executive Standing Committee and Risk Committee), to whom he reports regularly on the status of risks in the Group.

The CRO, for a better performance of its functions, is supported in the performance of its functions by a structure consisting of cross-sectional risk units in the corporate area and the specific risk units in the geographical and/or business areas of the Group. Each of the latter units is headed by a Chief Risk Officer for the geographical and/or business area who, within his/her area of responsibility, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Chief Risk Officers of the geographical and/or business areas report both to the Group's CRO and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and enable its alignment with the Group's corporate risk policies and goals.

 As explained above, the risk management function consists of risk units from the corporate area, which carry out cross-sectional functions, and risk units from the geographical and/or business areas.

1) The corporate area's risk units develop and submit to the Group CRO the proposal for the Group's Risk Appetite Framework, the corporate policies, rules and global procedures and infrastructures within the framework approved by the corporate bodies; they ensure their application and report either directly or through the CRO to the Bank's corporate bodies. Their functions include:

•         Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

•         Risk planning aligned with the risk appetite framework principles defined by the Group.

•         Monitoring and control of the Group's risk profile in relation to the risk appetite framework approved by the Bank's corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

•         Prospective analyses to enable an evaluation of compliance with the risk appetite framework in stress scenarios and the analysis of risk mitigation mechanisms.

•         Management of the technological and methodological developments required for implementing the Model in the Group.

•         Design of the Group's Internal Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit's activities and processes.

•         Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

2) The risk units in the business units develop and present to the Chief Risk Officer of the geographical and/or business area the risk appetite framework proposal applicable in each geographical and/or business area, independently and always within the Group's strategy/Risk Appetite Framework. They also ensure that the corporate policies and rules approved and applied consistently at a Group level, adapting them if necessary to local requirements; that they are provided with appropriate infrastructures for management and control of their risks, within the global risk infrastructure framework defined by the corporate areas; and that they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the top-level committee within the risk function. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in carrying out its business, and the determination of risk limits by portfolio. The members of this Committee are the Group's CRO and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The GRMC carries out its functions assisted by various support committees which include:

•         Global Credit Risk Management Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission.

•         Wholesale Credit Risk Management Committee: its purpose is the analysis and decision-making regarding the admission of wholesale credit risk of certain customer segments of the BBVA Group.

•         Work Out Committee: its purpose is to be informed about decisions taken under the delegation framework regarding risk proposals concerning clients on Watch List levels 1 and 2 and clients classified as NPL of certain customer segments of the BBVA Group, as well the sanction of proposals regarding entries, exits and changes of the Special Monitoring list.

•         Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

•         Asset Allocation Committee: The executive authority responsible for analyzing and deciding on credit risk issues related to processes aimed at achieving a portfolios combination and composition that, under the restrictions imposed by the Risk Appetite framework, allows to maximize the risk adjusted profit subject to an appropriate risk-adjusted return on equity.

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

•         Retail Risk Committee: It ensures the alignment of the practices and processes of the retail credit risk cycle with the approved risk tolerance and with the business growth and development objectives established in the corporate strategy of the Group.

•         Asset Management Global Risk Steering Committee: its purpose is to develop and coordinate the strategies, policies, procedures, and infrastructure necessary to identify, assess, measure and manage the material risks facing the bank in the operation of businesses linked to BBVA Asset Management.

•         Global Insurance Risk Committee: its purpose is to guarantee the alignment and the communication between all the Insurance Risk Units in the BBVA Group. It will do this by promoting the application of standardized principles, policies, tools and risk metrics in the different regions with the aim of maintaining proper integration of insurance risk management in the Group.

•         COPOR: its purpose is to analyze and make decision in relation to the operations of the various geographies in which Global Markets is present.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules, whose decisions are reflected in the corresponding minutes.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group's different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies integrated monitoring and control of the entire Group's risks.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to ensure there is an adequate internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk that may potentially affect the Group). It controls their application and operation, as well as ensuring the integration of the risk strategy into the Group's management. In this regard, the Internal Risk Control unit verifies the performance of their duties by the units that develop the risk models, manage the processes and execute the controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group's Head of Internal Risk Control is responsible for the function and reports on its activities and informs of its work plans to the CRO and to the Board's Risk Committee, assisting it in any matters where requested. For these purposes the Internal Risk Control department has a Technical Secretary's Office, which offers the Committee the technical support it needs to better perform its duties.

In addition, the Group has an Internal Validation unit, which reviews the performance of its duties by the units that develop the risk models and of those that use them in management. Its functions include review and independent validation at internal level of the models used for management and control of risks in the Group.

7.1.2        Risk Appetite Framework

The Group's Risk Appetite Framework, approved by the corporate bodies, determines the risks (and their level) that the Group is willing to assume to achieve its business objectives considering an organic evolution of its business. These are expressed in terms of solvency, profitability, liquidity and funding, or other metrics, which are reviewed periodically as well as in case of material changes to the entity’s business or relevant corporate transactions. The definition of the risk appetite has the following goals:

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

Risk appetite framework is expressed through the following elements:

Risk Appetite Statement

It sets out the general principles of the Group's risk strategy and the target risk profile. The 2017 Group’s Risk appetite statement is:

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

Core metrics

Based on the risk appetite statement, statements are established to set down the general risk management principles in terms of solvency, liquidity and funding, profitability and income recurrence.

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

•         Profitability and income recurrence: A sound margin-generation capacity supported by a recurrent business model based on the diversification of assets, a stable funding and a customer focus; combined with a moderate risk profile that limits the credit losses even under stress situations; all focused on allowing income stability and maximizing the risk-adjusted profitability.

The core metrics define, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement and are in line with the strategy of the Group. Each metric has three thresholds (traffic-light approach) ranging from a standard business management to higher deterioration levels: Management reference, Maximum appetite and Maximum capacity. The 2017 Group’s Core metrics are:

By type of risk metrics

Based on the core metrics, statements are established for each type of risk reflecting the main principles governing the management of that risk and several metrics are calibrated, compliance with which enables compliance with the core metrics and the risk appetite statement of the Group. By type of risk metrics have a maximum appetite threshold.

Basic limits structure (core limits)

The purpose of the basic limits structure or core limits is to shape the Risk Appetite Framework at geographical area risk type, asset type and portfolio level, ensuring that the management of risks on an ongoing basis is within the thresholds set forth for "by type of risk".

In addition to this framework, there’s a level of management limits level that is defined and managed by the risk function developing the core limits, in order to ensure that the anticipatory management of risks by subcategories or by subportfolios complies with that core limits and, in general, with the Risk Appetite Framework.

The following graphic summarizes the structure of BBVA’s Risk Appetite Framework:

The corporate risk area works with the various geographical and/or business areas to define their risk appetite framework, which will be coordinated with and integrated into the Group's risk appetite to ensure that its profile fits as defined.

The Group Risk Appetite Framework expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress. The Risk Appetite Framework is integrated into the management and the processes for defining the Risk Appetite Framework proposals and strategic and budgetary planning at Group level are coordinates.

As explained above, the core metrics of BBVA Risk Appetite Framework measure Groups performance in terms of solvency, liquidity and funding, profitability and income recurrence; most of the core metrics are accounting related or regulatory metrics which are published regularly to the market in the BBVA Group annual report and in the quarterly financial reports. During 2017, the Group risk profile evolved in line with the Risk Appetite metrics.

7.1.3        Decisions and processes

The transfer of risk appetite framework to ordinary management is supported by three basic aspects:

•         A standardized set of regulations.

•         Risk planning.

•         Comprehensive management of risks over their life cycle.

Standardized regulatory framework

The corporate risk area is responsible for the definition and proposal of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

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

Risk units of geographical and / or business areas comply with this set of regulations and, where necessary, adapt it to local requirements for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate area of GRM, who must ensure the consistency of the regulatory body at the Group level and, therefore,  if necessary, give prior approval to the modifications proposed by the local risk areas.

Risk planning

Risk planning ensures that the risk appetite framework is integrated into management through a cascade process for establishing limits and profitability adjusted to the risk profile, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process with the Group's Risk Appetite Framework in terms of solvency, liquidity and funding, profitability and income recurrence.

There are tools in place that allow the Risk Appetite Framework defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is aligned and taken into consideration within the rest of the Group's planning framework so as to ensure consistency.

Comprehensive management

All risks must be managed comprehensively during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of five elements:

•         Planning: with the aim of ensuring that the Group's activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

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

7.1.4        Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that ensure the Model has a dynamic and proactive vision to enable compliance with the risk appetite framework approved by the corporate bodies, even in adverse scenarios. The materialization of this process has the following objectives:

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

This process is integrated in the activity of the risk units, both of the corporate area and in the business units, and it is carried out during the following phases:

•         Identification of the risk factors that can compromise the performance of the Group or of the geographical and/or business areas in relation to the defined risk thresholds.

•         Assessment of the impact of the materialization of the risk factors on the metrics that define the Risk Appetite Framework based on different scenarios, including stress scenarios.

•         Response to unwanted situations and proposals for readjustment to enable a dynamic management of the situation, even before it takes place.

•         Monitoring of the Group's risk profile and of the identified risk factors, through internal, competitor and market indicators, among others, to anticipate their future development.

•         Reporting: Complete and reliable information on the development of risks for the corporate bodies and senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the reported risks. The principle of transparency governs al reporting of risk information.

7.1.5        Infrastructure

The infrastructure is an element that must ensure that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group's risk Model and the achievement of their objectives.

With respect to human resources, the Group risk function has an adequate workforce, in terms of number, skills, knowledge and experience.

With regards to technology, the Group risk function ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

•         Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

•         Integration in management: the tools incorporate the corporate risk policies and are applied in the Group's day-to-day management.

•         Automation of the main processes making up the risk management cycle.

•         Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group's global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group's risk function.

Also the risk units of geographical and / or business areas have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6        Risk culture

The Group promotes the development of a risk culture that ensure consistent application of the risk management and control model in the Group, and that guarantees that the risk function is understood and internalized at all levels of the organization.

The culture transfers the implications that are involved in the Group's activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

•         Communication: promotes the dissemination of the Model, and in particular the principles that must govern risk management in the Group, in a consistent and integrated manner across the organization, through the most appropriate channels. GRM has a number of communication channels to facilitate the transmission of information and knowledge among the various teams in the function and the Group, adapting the frequency, formats and recipients based on the proposed goal, in order to strengthen the basic principles of the risk function. The risk culture and the management model thus emanate from the Group's corporate bodies and senior management and are transmitted throughout the organization.

•         Training: its main aim is to disseminate and establish the model of risk management across the organization, ensuring standards in the skills and knowledge of the different persons involved in the risk management processes.

•         Well defined and implemented training ensures continuous improvement of the skills and knowledge of the Group's professionals, and in particular of the GRM area, and is based on four aspects that aim to develop each of the needs of the GRM group by increasing its knowledge and skills in different fields such as: finance and risks, tools and technology, management and skills, and languages.

•         Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function's values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc. which contribute to the achievement Model objectives.

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

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

1) Macroeconomic and geopolitical risks

Global growth has improved during 2017, and is more synchronized across developed and emerging markets, which makes the recovery more sustainable. Healthy global trade growth and calm financial markets, which rely on the support from central banks and the lack of inflation pressure, also contribute to the more upbeat outlook. The performance of the most advanced economies is solid, especially the Eurozone, where global demand adds to domestic factors and reduced political uncertainty. Growth momentum in The United States will be supported in the short term by the recently approved tax reform, although its long-term impact is unlikely to be large. As regards emerging economies, China's growth moderation continues, with a mix of policies oriented to diminish financial imbalances, while economic activity in Latin America recovers against a background of higher commodity prices and favorable global funding conditions.

The uncertainty around these positive economic perspectives has a downward bias but continues to be elevated. First, following a long period of exceptionally loose monetary policies, the main central banks are tapering their support, with uncertainty on their impact on markets and economies given the background of high leverage and signs of overvaluation in some financial assets. A second source of uncertainty is related with the political support to the multilateral global governance of trade. Third, both global geopolitics and domestic politics in some countries are relevant for the economic perspectives within the BBVA's footprint.

In this regard, the Group's geographical diversification remains a key element in achieving a high level of revenue recurrence, despite the background conditions and economic cycles of the economies in which it operates.

2) Regulatory and reputational risks

•         Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework (such as IFRS9, Basel IV, etc.) that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.

•         The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group's reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

3) Business, operational and legal risks

•         New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

•         Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

•         The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings which economic consequences are difficult to determine. The Group manages and monitors these proceedings to defend its interests, where necessary allocating the corresponding provisions to cover them, following the expert criteria of internal lawyers and external attorneys responsible for the legal handling of the procedures, in accordance with applicable legislation.

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

•         At the business area level: they are responsible for adapting the Group's criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group's corporate policies.

7.3.1        Credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2017, 2016 and 2015 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

Maximum Credit Risk Exposure (Millions of euros)
	Notes	2017	2016	2015
Financial assets held for trading		29,430	31,995	37,424
Debt securities	10.1	22,573	27,166	32,825
Government		20,716	24,165	29,454
Credit institutions		816	1,652	1,765
Other sectors		1,041	1,349	1,606
Equity instruments	10.1	6,801	4,675	4,534
Loans and advances to customers		56	154	65
Other financial assets designated at fair value through profit or loss	11	2,709	2,062	2,311
Loans and advances to customers		648	-	62
Debt securities		174	142	173
Government		93	84	132
Credit institutions		63	47	29
Other sectors		18	11	11
Equity instruments		1,888	1,920	2,075
Available-for-sale financial assets		70,761	79,553	113,710
Debt securities	12.1	66,273	74,739	108,448
Government		53,378	55,047	81,579
Credit institutions		3,902	5,011	8,069
Other sectors		8,993	14,682	18,800
Equity instruments	12.1	4,488	4,814	5,262
Loans and receivables		444,320	482,011	490,580
Loans and advances to central banks	13.1	7,300	8,894	17,830
Loans and advances to credit institutions	13.2	26,297	31,416	29,368
Loans and advances to customers	13.3	400,369	430,474	432,856
Government		32,525	34,873	38,611
Agriculture		3,876	4,312	4,315
Industry		52,026	57,072	56,913
Real estate and construction		29,671	37,002	38,964
Trade and finance		47,951	47,045	43,576
Loans to individuals		172,868	192,281	194,288
Other		61,452	57,889	56,188
Debt securities	13.4	10,354	11,226	10,526
Government		4,412	4,709	3,275
Credit institutions		31	37	125
Other sectors		5,911	6,481	7,126
Held-to-maturity investments		13,765	17,710	-
Government		12,620	16,049	-
Credit institutions		1,056	1,515	-
Other sectors		89	146	-
Derivatives (trading and hedging)	10.4 - 15	45,628	54,122	49,350
TOTAL FINANCIAL ASSETS RISK		606,613	667,454	693,375

Loan commitments given	33	94,268	107,254	123,620
Financial guarantees given	33	16,545	18,267	19,176
Other Commitments given	33	45,738	42,592	42,813

Total Maximum Credit Exposure		763,165	835,567	878,984

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

•         The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

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

The consideration of the potential risk ("add-on") relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

The breakdown by counterparty and product of loans and advances, net of impairment losses, classified in the different headings of the assets, as of December 31, 2017, 2016 and 2015 is shown below:

December 2017 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	222	-	270	7,663	2,405	10,560
Credit card debt	-	6	-	3	1,862	13,964	15,835
Trade receivables		1,624	-	497	20,385	198	22,705
Finance leases	-	205	-	36	8,040	361	8,642
Reverse repurchase loans	305	1,290	13,793	10,912	-	-	26,300
Other term loans	6,993	26,983	4,463	5,763	125,228	155,418	324,848
Advances that are not loans	2	1,964	8,005	1,044	1,459	522	12,995
Loans and advances	7,301	32,294	26,261	18,525	164,637	172,868	421,886
of which: mortgage loans [Loans collateralized by immovable property]		998	-	308	37,353	116,938	155,597
of which: other collateralized loans		7,167	13,501	12,907	24,100	9,092	66,767
of which: credit for consumption						40,705	40,705
of which: lending for house purchase						114,709	114,709
of which: project finance loans					16,412		16,412

December 2016 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	373	-	246	8,125	2,507	11,251
Credit card debt	-	1	-	1	1,875	14,719	16,596
Trade receivables		2,091	-	998	20,246	418	23,753
Finance leases	-	261	-	57	8,647	477	9,442
Reverse repurchase loans	81	544	15,597	6,746	-	-	22,968
Other term loans	8,814	29,140	7,694	6,878	136,105	167,892	356,524
Advances that are not loans	-	2,410	8,083	2,082	1,194	620	14,389
Loans and advances	8,894	34,820	31,373	17,009	176,192	186,633	454,921
of which: mortgage loans [Loans collateralized by immovable property]		4,722	112	690	44,406	132,398	182,328
of which: other collateralized loans		3,700	15,191	8,164	21,863	6,061	54,979
of which: credit for consumption						44,504	44,504
of which: lending for house purchase						127,606	127,606
of which: project finance loans					19,269		19,269

December 2015 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	783	-	38	8,356	2,050	11,228
Credit card debt	-	1	-	2	1,892	15,057	16,952
Trade receivables		3,055	-	800	19,605	411	23,871
Finance leases	-	301	-	420	7,534	1,103	9,357
Reverse repurchase loans	149	326	11,676	4,717	9	-	16,877
Other term loans	10,017	31,971	8,990	5,968	134,952	168,729	360,626
Advances that are not loans	7,664	2,108	8,713	2,261	919	863	22,528
Loans and advances	17,830	38,544	29,379	14,206	173,267	188,213	461,438
of which: mortgage loans [Loans collateralized by immovable property]		4,483	264	656	43,961	135,102	184,466
of which: other collateralized loans		3,868	12,434	6,085	22,928	6,131	51,446
of which: credit for consumption						40,906	40,906
of which: lending for house purchase						126,591	126,591
of which: project finance loans					21,141		21,141

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

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•         Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds.

•         The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally.

•         Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

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

The following is a description of the main types of collateral for each financial instrument class:

1) Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

2) Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

3) Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

4) Loans and receivables:

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

Collateralized loans granted by the Group as of December 31, 2017, 2016 and 2015 excluding balances deemed impaired, is broken down in Note 13.2.

5) Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

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

•         Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-approved new transactions.

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

For portfolios where the number of defaults is low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a "business cycle adjustment" is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2017:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor's List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

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

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of BBVA, S.A., Bancomer, Garanti Bank, Compass and subsidiaries in Spain as of December 31, 2017, 2016 and 2015:

	December 2017		December 2016		December 2015
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	38,124	12.04%	35,430	11.84%	27,913	9.17%
A+/A/A-	68,638	21.68%	58,702	19.62%	62,798	20.64%
BBB+	40,626	12.83%	43,962	14.69%	43,432	14.27%
BBB	28,194	8.90%	27,388	9.15%	28,612	9.40%
BBB-	51,845	16.37%	41,713	13.94%	40,821	13.41%
BB+	29,088	9.19%	32,694	10.92%	28,355	9.32%
BB	17,009	5.37%	19,653	6.57%	23,008	7.56%
BB-	15,656	4.94%	13,664	4.57%	12,548	4.12%
B+	11,180	3.53%	10,366	3.46%	8,597	2.83%
B	9,101	2.87%	4,857	1.62%	5,731	1.88%
B-	2,962	0.94%	3,687	1.23%	3,998	1.31%
CCC/CC	4,223	1.33%	7,149	2.39%	18,488	6.08%
Total	316,649	100.00%	299,264	100.00%	304,300	100.00%

7.3.4        Past due but not impaired and impaired secured loans risks

The table below provides details by counterpart and by product of past due risks but not considered to be impaired, as of December 31, 2017, 2016 and 2015, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated, and the specific allowances for individually estimated and for collectively estimated (see Note 2.2.1):

December 2017 (Millions of euros)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days
Debt securities	-	-	-	66	38	(28)	(21)	-
Loans and advances	3,432	759	503	19,401	10,726	(8,675)	(4,109)	(29,938)
Central banks	-	-	-	-	-	-	-	-
General governments	75	3	13	171	129	(42)	(69)	(27)
Credit institutions	-	-	-	11	5	(6)	(30)	(5)
Other financial corporations	2	-	-	12	6	(7)	(19)	(5)
Non-financial corporations	843	153	170	10,791	5,192	(5,599)	(1,939)	(18,988)
Households	2,512	603	319	8,417	5,395	(3,022)	(2,052)	(10,913)
TOTAL	3,432	759	503	19,467	10,764	(8,703)	(4,130)	(29,938)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	77	12	11	389	151	(238)
Credit card debt	397	66	118	629	190	(439)
Trade receivables	115	8	9	515	179	(336)
Finance leases	138	66	47	431	155	(276)
Reverse repurchase loans	-	-	-	-	-	-
Other term loans	2,705	606	317	17,417	10,047	(7,370)
Advances that are not loans	1	-	1	20	3	(16)
of which: mortgage loans (Loans collateralized by immovable property)	1,345	360	164	11,388	7,630	(3,757)
of which: other collateralized loans	592	137	43	803	493	(310)
of which: credit for consumption	1,260	248	207	1,551	457	(1,093)
of which: lending for house purchase	1,034	307	107	5,730	4,444	(1,286)
of which: project finance loans	13	-	25	1,165	895	(271)

(*) Corresponding to €2,763 million of specific allowances for financial assets, individually estimated and €5,940 million of specific allowances for financial assets collectively estimated.

December 2016 (Millions of euros)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days
Debt securities	-	-	-	272	128	(144)	(46)	(1)
Loans and advances	3,384	696	735	22,925	12,133	(10,793)	(5,224)	(29,346)
Central banks	-	-	-	-	-	-	-	-
General governments	66	-	2	295	256	(39)	(13)	(13)
Credit institutions	3	-	82	10	3	(7)	(36)	(5)
Other financial corporations	4	7	21	34	8	(25)	(57)	(6)
Non-financial corporations	968	209	204	13,786	6,383	(7,402)	(2,789)	(18,020)
Households	2,343	479	426	8,801	5,483	(3,319)	(2,329)	(11,303)
TOTAL	3,384	696	735	23,197	12,261	(10,937)	(5,270)	(29,347)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	79	15	29	562	249	(313)
Credit card debt	377	88	124	643	114	(529)
Trade receivables	51	15	13	424	87	(337)
Finance leases	188	107	59	516	252	(264)
Reverse repurchase loans	-	-	82	1	-	(1)
Other term loans	2,685	469	407	20,765	11,429	(9,336)
Advances that are not loans	5	-	21	14	2	(12)
of which: mortgage loans (Loans collateralized by immovable property)	1,202	265	254	16,526	9,008	(5,850)
of which: other collateralized loans	593	124	47	1,129	656	(275)
of which: credit for consumption	1,186	227	269	1,622	455	(1,168)
of which: lending for house purchase	883	194	105	6,094	4,546	(1,548)
of which: project finance loans	138	-	-	253	105	(147)

December 2015 (Millions of euros)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days
Debt securities	-	-	-	81	46	(35)	(113)	-
Loans and advances	3,445	825	404	25,358	12,527	(12,831)	(5,911)	(26,143)
Central banks	-	-	-	-	-	-	-	-
General governments	154	278	2	194	157	(37)	(30)	(19)
Credit institutions	-	-	-	25	9	(17)	(34)	(5)
Other financial corporations	7	1	14	67	29	(38)	(124)	(5)
Non-financial corporations	838	148	48	16,254	7,029	(9,225)	(3,096)	(15,372)
Households	2,446	399	340	8,817	5,303	(3,514)	(2,626)	(10,743)
TOTAL	3,445	825	404	25,439	12,573	(12,866)	(6,024)	(26,143)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	134	13	7	634	204	(430)
Credit card debt	389	74	126	689	161	(528)
Trade receivables	98	26	22	628	179	(449)
Finance leases	136	29	21	529	222	(307)
Reverse repurchase loans	1	-	-	1	1	(1)
Other term loans	2,685	682	227	22,764	11,747	(11,017)
Advances that are not loans	2	-	-	113	13	(99)
of which: mortgage loans (Loans collateralized by immovable property)	1,342	266	106	16,526	9,767	(6,877)
of which: other collateralized loans	589	102	27	1,129	809	(339)
of which: credit for consumption	957	164	220	1,543	404	(1,139)
of which: lending for house purchase	616	174	110	5,918	4,303	(1,615)
of which: project finance loans	3	-	1	276	66	(211)

The breakdown of loans and advances of loans and receivables, impaired and accumulated impairment by sectors as of December 31, 2017, 2016 and 2015 is as follows:

December 2017 (Millions of euros)
	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	171	(111)	0.5%
Credit institutions	11	(36)	-
Other financial corporations	12	(26)	0.1%
Non-financial corporations	10,791	(7,538)	6.3%
Agriculture, forestry and fishing	166	(123)	4.3%
Mining and quarrying	177	(123)	3.7%
Manufacturing	1,239	(955)	3.6%
Electricity, gas, steam and air conditioning supply	213	(289)	1.8%
Water supply	29	(11)	4.5%
Construction	2,993	(1,708)	20.1%
Wholesale and retail trade	1,706	(1,230)	5.9%
Transport and storage	441	(353)	4.2%
Accommodation and food service activities	362	(222)	4.3%
Information and communication	984	(256)	17.0%
Real estate activities	1,171	(1,100)	7.9%
Professional, scientific and technical activities	252	(183)	3.8%
Administrative and support service activities	188	(130)	6.3%
Public administration and defense, compulsory social security	4	(6)	1.9%
Education	31	(25)	3.4%
Human health services and social work activities	75	(68)	1.7%
Arts, entertainment and recreation	69	(38)	4.6%
Other services	690	(716)	4.3%
Households	8,417	(5,073)	4.7%
LOANS AND ADVANCES	19,401	(12,784)	4.5%

December 2016 (Millions of euros)
	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	295	(52)	0.8%
Credit institutions	10	(42)	-
Other financial corporations	34	(82)	0.2%
Non-financial corporations	13,786	(10,192)	7.4%
Agriculture, forestry and fishing	221	(188)	5.1%
Mining and quarrying	126	(83)	3.3%
Manufacturing	1,569	(1,201)	4.5%
Electricity, gas, steam and air conditioning supply	569	(402)	3.2%
Water supply	29	(10)	3.5%
Construction	5,358	(3,162)	26.3%
Wholesale and retail trade	1,857	(1,418)	6.2%
Transport and storage	442	(501)	4.5%
Accommodation and food service activities	499	(273)	5.9%
Information and communication	112	(110)	2.2%
Real estate activities	1,441	(1,074)	8.7%
Professional, scientific and technical activities	442	(380)	6.0%
Administrative and support service activities	182	(107)	7.3%
Public administration and defense, compulsory social security	18	(25)	3.0%
Education	58	(31)	5.4%
Human health services and social work activities	89	(88)	1.8%
Arts, entertainment and recreation	84	(51)	5.1%
Other services	691	(1,088)	4.2%
Households	8,801	(5,648)	4.6%
LOANS AND ADVANCES	22,925	(16,016)	5.0%

December 2015 (Millions of euros)
	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	194	(67)	0.5%
Credit institutions	25	(51)	0.1%
Other financial corporations	67	(162)	0.5%
Non-financial corporations	16,254	(12,321)	8.8%
Agriculture, forestry and fishing	231	(180)	5.4%
Mining and quarrying	192	(114)	4.7%
Manufacturing	1,947	(1,729)	5.8%
Electricity, gas, steam and air conditioning supply	250	(395)	1.4%
Water supply	44	(23)	5.2%
Construction	6,585	(4,469)	30.1%
Wholesale and retail trade	1,829	(1,386)	6.3%
Transport and storage	616	(607)	6.4%
Accommodation and food service activities	567	(347)	7.0%
Information and communication	110	(100)	2.3%
Real estate activities	1,547	(1,194)	9.1%
Professional, scientific and technical activities	944	(454)	12.8%
Administrative and support service activities	224	(148)	6.9%
Public administration and defense, compulsory social security	18	(25)	2.8%
Education	26	(19)	2.6%
Human health services and social work activities	82	(91)	1.8%
Arts, entertainment and recreation	100	(63)	6.6%
Other services	942	(977)	6.1%
Households	8,817	(6,140)	4.5%
LOANS AND ADVANCES	25,358	(18,742)	5.5%

The changes during the years 2017, 2016 and 2015 of impaired financial assets and contingent risks are as follow:

Changes in Impaired Financial Assets and Contingent Risks (Millions of euros)
	2017(**)	2016	2015
Balance at the beginning	23,877	26,103	23,234
Additions	10,856	11,133	14,872
Decreases (*)	(7,771)	(7,633)	(6,720)
Net additions	3,085	3,500	8,152
Amounts written-off	(5,758)	(5,592)	(4,989)
Exchange differences and other	(615)	(134)	(295)
Balance at the end	20,590	23,877	26,103

(*) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Notes 20 and 21 to the consolidated financial statement for additional information).

(**) Includes impaired loans of Chile

The changes during the years 2017, 2016 and 2015 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter "write-offs"), is shown below:

Changes in Impaired Financial Assets Written-Off from the Balance Sheet (Millions of Euros)
	Notes	2017	2016	2015
Balance at the beginning		29,347	26,143	23,583
Acquisition of subsidiaries in the year		-	-	1,362
Increase:		5,986	5,699	6,172
Decrease:		(4,442)	(2,384)	(4,830)
Re-financing or restructuring		(9)	(32)	(28)
Cash recovery	47	(558)	(541)	(490)
Foreclosed assets		(149)	(210)	(159)
Sales of written-off		(2,284)	(45)	(54)
Debt forgiveness		(1,121)	(864)	(3,119)
Time-barred debt and other causes		(321)	(692)	(980)
Net exchange differences		(752)	(111)	(144)
Balance at the end		30,139	29,347	26,143

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred financial asset, the financial asset is condoned, or other reasons.

7.3.5        Impairment losses

Below are the changes in the years ended December 31, 2017, 2016 and 2015, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

December 2017 (Millions of euros)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(10,937)	(7,484)	2,878	4,503	1,810	526	(8,703)	558
Debt securities	(144)	(26)	6	-	123	13	(28)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(15)	(5)	4	-	16	-	-	-
Other financial corporations	(26)	(4)	2	-	-	13	(16)	-
Non-financial corporations	(103)	(17)	-	-	107	-	(12)	-
Loans and advances	(10,793)	(7,458)	2,872	4,503	1,687	513	(8,675)	558
Central banks	-	-	-	-	-	-	-	-
General governments	(39)	(70)	37	14	1	15	(42)	1
Credit institutions	(7)	(2)	2	-	-	1	(6)	-
Other financial corporations	(25)	(287)	3	38	227	38	(7)	-
Non-financial corporations	(7,402)	(3,627)	1,993	3,029	(228)	636	(5,599)	345
Households	(3,319)	(3,472)	837	1,422	1,687	(177)	(3,022)	212
Collective allowances for incurred but not reported losses on financial assets	(5,270)	(1,783)	2,159	1,537	(1,328)	557	(4,130)	-
Debt securities	(46)	(8)	30	1	-	3	(21)	-
Loans and advances	(5,224)	(1,776)	2,128	1,536	(1,328)	554	(4,109)	-
Total	(16,206)	(9,267)	5,037	6,038	482	1,083	(12,833)	558

December 2016 (Millions of euros)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss

Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(12,866)	(6,912)	2,708	5,673	(123)	583	(10,937)	540
Debt securities	(35)	(167)	6	64	(10)	(2)	(144)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(20)	-	-	5	-	-	(15)	-
Other financial corporations	(15)	(29)	3	26	(10)	(1)	(26)	-
Non-financial corporations	-	(138)	3	33	-	(1)	(103)	-
Loans and advances	(12,831)	(6,745)	2,702	5,610	(113)	585	(10,793)	540
Central banks	-	-	-	-	-	-	-	-
General governments	(37)	(2)	20	6	(27)	2	(39)	1
Credit institutions	(17)	(2)	3	-	10	(3)	(7)	-
Other financial corporations	(38)	(34)	9	22	10	6	(25)	-
Non-financial corporations	(9,225)	(3,705)	2,158	3,257	(278)	391	(7,402)	335
Households	(3,514)	(3,002)	511	2,325	172	189	(3,319)	205
Collective allowances for incurred but not reported losses on financial assets	(6,024)	(1,558)	1,463	88	775	(15)	(5,270)	1
Debt securities	(113)	(11)	15	1	64	-	(46)	-
Loans and advances	(5,911)	(1,546)	1,449	87	711	(15)	(5,224)	-
Total	(18,890)	(8,470)	4,172	5,762	652	568	(16,206)	541

December 2015 (Millions of euros)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(10,519)	(6,172)	1,435	5,162	388	(3,160)	(12,866)	490
Debt securities	(33)	(6)	8	-	-	(3)	(35)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(17)	(2)	1	-	(1)	-	(20)	-
Other financial corporations	(16)	(4)	7	-	1	(3)	(15)	-
Non-financial corporations	-	-	-	-	-	-	-	-
Loans and advances	(10,487)	(6,166)	1,427	5,162	388	(3,156)	(12,831)	490
Central banks	-	-	-	-	-	-	-	-
General governments	(24)	(16)	17	3	(12)	(6)	(37)	-
Credit institutions	(18)	(11)	5	-	9	(2)	(17)	1
Other financial corporations	(21)	(276)	2	23	231	3	(38)	-
Non-financial corporations	(7,610)	(3,229)	1,169	2,580	(298)	(1,837)	(9,225)	301
Households	(2,814)	(2,635)	234	2,555	459	(1,313)	(3,514)	187
Collective allowances for incurred but not reported losses on financial assets	(3,829)	(578)	576	110	(486)	(1,817)	(6,024)	-
Debt securities	(42)	(9)	6	-	(67)	(1)	(113)	-
Loans and advances	(3,787)	(569)	570	110	(420)	(1,816)	(5,911)	-
Total	(14,348)	(6,750)	2,011	5,272	(98)	(4,977)	(18,890)	490

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

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•         Forecasted future income, margins and cash flows to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•         Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

•         The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not meet the loan is reclassified from "impaired" or "standard under special monitoring" to outstanding risk. The reclassification to the "standard under special monitoring" or normal risk categories must be based on the analysis mentioned earlier of the viability, upon completion of the probationary periods described below.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

•         "Impaired assets", as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; or

•         "Normal-risk assets under special monitoring" until the conditions established for their consideration as normal risk are met).

The conditions established for assets classified as “standard under special monitoring” to be reclassified out of this category are as follows:

•         The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; and

•           At least two years must have elapsed since completion of the renegotiation or restructuring of the loan;

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

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured and renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).

For quantitative information on refinancing and restructuring operations see Appendix VIII.

7.4 Market risk

7.4.1        Market risk trading portfolios

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

•         Credit-spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

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

The metrics developed to control and monitor market risk in BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. The market risk analysis considers risks, such as credit spread, basis risk, volatility and correlation risk.

Most of the headings on the Group's balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2017, 2016 and 2015 in which there is a market risk in trading activity subject to this measurement:

Headings of the balance sheet under market risk (Millions of euros)
	December 2017		December 2016		December 2015
	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)
Assets subject to market risk
Financial assets held for trading	59,008	441	64,623	1,480	64,370	4,712
Available for sale financial assets	5,661	24,083	7,119	28,771	8,234	50,088
Of which: Equity instruments	-	2,404	-	3,559	-	4,067
Derivatives - Hedging accounting	829	1,397	1,041	1,415	528	1,888
Liabilities subject to market risk
Financial liabilities held for trading	42,468	2,526	47,491	2,223	42,550	6,277
Derivatives - Hedging accounting	1,157	638	1,305	689	1,128	806

(*) Includes mainly assets and liabilities managed by ALCO.

Although the prior table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 70% and 66% of the Group’s trading-book market risk as of December 31, 2017 and 2016. For the rest of the geographical areas (mainly South America, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the "historical simulation" methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in BBVA S.A., BBVA Bancomer, BBVA Chile, BBVA Colombia, Compass Bank and Garanti.

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

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•         VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (interest rates, FX, RV, credit, etc.). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

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

Market risk in 2017

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During year ended December 31, 2017 the average VaR was €27 million, below the figure of 2016, with a high on January 11, 2017 of €34 million. The evolution in the BBVA Group’s market risk during 2017, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 48% of the total at the end of year ended December 31, 2017 (this figure includes the spread risk). The relative weight has decreased compared with the close of 2016 (58%). Exchange-rate risk accounts 14%, increasing its proportion with respect to December 2016 (13%), while equity, volatility and correlation risk have increased, with a weight of 38% at the close of 2017 (vs. 29% at the close of 2016).

As of December 31, 2017, 2016 and 2015 the balance of VaR was €22 million, €26 million and €24 million, respectively. These figures can be broken down as follows:

VaR by Risk Factor (Millions of euros)
	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2017
VaR average in the period	25	10	3	13	(23)	27
VaR max in the period	27	11	2	12	(19)	34
VaR min in the period	23	7	4	14	(26)	22
End of period VaR	23	7	4	14	(26)	22

December 2016
VaR average in the period	28	10	4	11	(23)	29
VaR max in the period	30	16	4	11	(23)	38
VaR min in the period	21	10	1	11	(20)	23
End of period VaR	29	7	2	12	(24)	26

December 2015
VaR average in the period						24
VaR max in the period	32	5	3	9	(18)	30
VaR min in the period	20	6	3	9	(17)	21
End of period VaR	21	9	3	11	(20)	24

(*) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer. The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group's results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out during 2017, 2016 and 2015:

•         "Hypothetical" backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

•         "Real" backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

For the period between the end of the year ended December 31, 2016 and the end of the year ended December 31, 2016, it was carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the internal VaR calculation model. At the end of the semester the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the "Tequilazo" crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

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

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of December 31, 2017 is as follows:

Millions of Euros
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Chile	Turkey
Expected Shortfall	(75)	(29)	(8)	-	(8)	(8)	(9)	(1)

7.4.2        Structural risk

The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks relating to liquidity/funding, interest rates, currency rates, equity and solvency. Every month, with the assistance of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the above risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of guaranteeing recurrent earnings and financial stability and preserving the entity's solvency. All the balance-sheet management units have a local ALCO, assisted constantly by the members of the Corporate Center. There is also a corporate ALCO where the management strategies in the Group's subsidiaries are monitored and presented.

Structural interest-rate risk

The structural interest-rate risk (“SIRR”) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

ALCO monitors the interest-rate risk metrics and the Assets and Liabilities Management unit carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance-sheets and for BBVA Group as a whole; and complying with current and future regulatory requirements.

BBVA's structural interest-rate risk management control and monitoring is based on a set of metrics and tools that enable the entity's risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as earnings at risk (“EaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to evaluate its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

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

The table below shows the profile of average sensitivities to net interest income and value of the main entities in BBVA Group in 2017 (certain information within this table is provisional. Its distribution should not be significantly affected):

Sensitivity to Interest-Rate Analysis - December 2017
	Impact on Net Interest Income (*)		Impact on Economic Value (**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe (***)	+ (10% - 15%)	- (5% - 10%)	+ (0% - 5%)	- (0% - 5%)
Mexico	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
USA	+ (5% - 10%)	- (5% - 10%)	- (0% - 5%)	- (0% - 5%)
Turkey	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
South America	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
BBVA Group	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)

(*)   Percentage of "1 year" net interest income forecast for each unit.

(**)  Percentage of Core Capital for each unit.

(***) In Europe downward movement allowed until more negative level than current rates.

In 2017 in Europe monetary policy has remained expansionary, maintaining rates at 0%. In USA the rising rate cycle initiated by the Federal Reserve in 2015 has been intensified. In Mexico and Turkey, the upward cycle has continued because of weak currencies and inflation prospects. In South America, monetary policy has been expansive, with rate declines in most of the economies where the Group operates, with the exception of Argentina, where rates increased during 2017.

The BBVA Group maintains, overall in its Balance Sheet Management Units ("BSMUs"), a positive sensitivity in its net interest income to an increase in interest rates. The higher relative net interest income sensitivities are observed in mature markets, particularly Europe, where however, the negative sensitivity in its net interest income to a decrease in interest rates is limited by the downward path scope in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Assets and Liabilities Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group's subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the framework of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

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

2017 has been characterized by the depreciation against the euro of the main currencies of the geographies where the Group operates: US Dollar (-12%), Mexican peso (-8%) and Turkish lira (-18%).

The Group's structural exchange-rate risk exposure level has remained fairly stable since the end of 2016.  The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro and focuses on Mexican peso and Turkish lira. The risk mitigation level in capital ratio due to the book value of BBVA Group's holdings in foreign emerging currencies stood at around 70% and, as of the end of 2017, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar +1,2 bps; Mexican peso -0,1 bps; Turkish Lira -0,1 bps; other currencies -0,3 bps. On the other hand, hedging of emerging-currency denominated earnings of 2017 has reached a 61%, concentrated in Mexican peso and Turkish lira.

Structural equity risk

BBVA Group's exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group's units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA's business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group's risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

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

With regard to the equity markets, the world indexes have closed the year 2017 with significant increases helped by a positive macro environment. However, the European indexes, and especially the Spanish one, have lagged despite their positive performance. In the case of the IBEX (+7% in the year), the index have been partly penalized in the second half of the year by the political tensions in Catalonia.

Structural equity risk, measured in terms of economic capital, has decreased in the period mainly due to the sale of stakes. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio remained at around -€32 million as of December 31, 2017 and -€38 million as of December 31, 2016. This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

7.4.3        Financial Instruments offset

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

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

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

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

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2017, 2016 and 2015:

December 2017 (Millions of euros)
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	49,333	11,584	37,749	27,106	7,442	3,202
Reverse repurchase, securities borrowing and similar agreements		26,426	56	26,369	26,612	141	(384)
Total Assets		75,759	11,641	64,118	53,717	7,583	2,818

Trading and hedging derivatives	10, 15	50,693	11,644	39,049	27,106	8,328	3,615
Repurchase, securities lending and similar agreements		40,134	56	40,078	40,158	21	(101)
Total liabilities		90,827	11,701	79,126	67,264	8,349	3,514

December 2016 (Millions of euros)
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	59,374	13,587	45,788	32,146	6,571	7,070
Reverse repurchase, securities borrowing and similar agreements		25,833	2,912	22,921	23,080	174	(333)
Total Assets		85,208	16,499	68,709	55,226	6,745	6,738

Trading and hedging derivatives	10, 15	59,545	14,080	45,465	32,146	7,272	6,047
Repurchase, securities lending and similar agreements		49,474	2,912	46,562	47,915	176	(1,529)
Total liabilities		109,019	16,991	92,027	80,061	7,448	4,518

December 2015 (Millions of euros)
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	52,244	7,805	44,439	30,350	5,493	8,597
Reverse repurchase, securities borrowing and similar agreements		21,531	4,596	16,935	17,313	24	(402)
Total Assets		73,775	12,401	61,374	47,663	5,517	8,195

Trading and hedging derivatives	10, 15	53,298	8,423	44,876	30,350	9,830	4,696
Repurchase, securities lending and similar agreements		72,998	4,596	68,402	68,783	114	(495)
Total liabilities		126,296	13,019	113,278	99,133	9,944	4,201

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

Assets and Liabilities Management unit manages BBVA Group's liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMUs and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

As first core element, the Bank's target in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resistance in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a level of requirement for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

LCR ratio in Europe came into force on 1st October 2015. With an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout the year 2017, LCR level at BBVA Group has been comfortably above 100%. As of December 2017, the ratio level is 128%.

Although this regulatory requirement is mandatory at a Group level and Eurozone banks, all subsidiaries are well above this minimum. In any case, it should be noted that liquidity excesses in subsidiaries are not deemed transferable when calculating the consolidated ratio. Taking into account the impact of these High Quality Liquid Assets excluded, LCR ratio would be 149%, which is +21% above.

LCR main LMU
December 2017
Group	128%
Eurozone(*)	151%
Bancomer	148%
Compass(**)	144%
Garanti	134%

(*)   Perimeter: Spain, Portugal and Rest of Eurasia

(**)  Compass LCR calculated according to local regulation (Fed Modified LCR)

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

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2017, 2016 and 2015, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

LtSCD by LMU
	December 2017	December 2016	December 2015
Group (average)	110%	113%	116%
Eurozone	108%	113%	116%
Bancomer	109%	113%	110%
Compass	109%	108%	112%
Garanti	122%	124%	128%
Other LMUs	108%	107%	111%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as funds from non-retail customers. Regarding long-term funding, the maturity profile does not show significant concentrations, which enables adaptation of the anticipated issuance schedule to the best financial conditions of the markets. Finally, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both per counterparty and per instrument type.

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

Each entity maintains an individual liquidity buffer, both Banco Bilbao Vizcaya Argentaria SA and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2017 and 2016 for the most significant entities:

December 2017 (Millions of euros)
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and balances with central banks	15,634	8,649	2,150	6,692	6,083
Assets for credit operations with central banks	47,429	5,731	24,039	5,661	6,333
Central governments issues	26,784	3,899	2,598	5,661	6,274
Of Which: Spanish government securities	20,836	-	-	-	-
Other issues	20,645	1,831	7,023	-	58
Loans	-	-	14,417	-	-
Other non-eligible liquid assets	7,986	575	621	1,607	345
ACCUMULATED AVAILABLE BALANCE	71,050	14,955	26,810	13,959	12,761

AVERAGE BALANCE	67,823	13,896	27,625	13,862	13,211

(1) It includes Spain, Portugal and Rest of Eurasia.

December 2016 (Millions of euros)
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and balances with central banks	16,038	8,221	1,495	4,758	6,504
Assets for credit operations with central banks	50,706	4,175	26,865	4,935	4,060
Central governments issues	30,702	1,964	1,084	4,935	3,985
Of Which: Spanish government securities	23,353	-	-	-	-
Other issues	20,005	2,212	8,991	-	75
Loans	-	-	16,790	-	-
Other non-eligible liquid assets	6,884	938	662	1,478	883
ACCUMULATED AVAILABLE BALANCE	73,629	13,335	29,022	11,171	11,447

AVERAGE BALANCE	68,322	13,104	27,610	12,871	11,523

(1) It includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

Figures originally reported in the year 2016 in accordance to the applicable regulation, without restatements.

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

For each of the scenarios, a check is carried out whether BBVA has sufficient liquid assets to meet the liquidity commitments/outflows in the various periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the BBVA's customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the BBVA's asset quality.

The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis, during a period in general longer than 3 months for LMUs, including a major downgrade in the BBVA's rating (by up to three notches).

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

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2017 and 2016:

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8,179	31,029	-	-	-	-	-	-	-	-	39,208
Deposits in credit entities	252	4,391	181	169	120	122	116	112	157	1,868	7,488
Deposits in other financial institutions	1	939	758	796	628	447	1,029	681	806	1,975	8,060
Reverse repo, securities borrowing and margin lending	18,979	2,689	1,921	541	426	815	30	727	226	-	26,354
Loans and Advances	267	21,203	26,323	23,606	15,380	17,516	43,973	35,383	50,809	123,568	358,028
Securities' portfolio settlement	1	1,579	4,159	4,423	2,380	13,391	5,789	11,289	12,070	44,666	99,747

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	-	3,648	4,209	4,238	1,227	2,456	5,772	6,432	18,391	30,162	76,535
Deposits in financial institutions	6,831	5,863	1,082	2,335	392	1,714	930	765	171	1,429	21,512
Deposits in other financial institutions and international agencies	10,700	4,827	3,290	1,959	554	1,328	963	286	355	1,045	25,307
Customer deposits	233,068	45,171	18,616	11,428	8,711	10,368	7,607	2,612	1,833	2,034	341,448
Security pledge funding	-	35,502	2,284	1,405	396	973	64	23,009	338	1,697	65,668
Derivatives, net	-	(18)	(110)	(116)	(135)	(117)	(336)	(91)	(106)	(419)	(1,448)

December 2016. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	23,191	13,825	-	-	-	-	-	-	-	-	37,016
Deposits in credit entities	991	4,068	254	155	48	72	117	87	122	4,087	10,002
Deposits in other financial institutions	1	1,192	967	675	714	532	1,330	918	942	336	7,608
Reverse repo, securities borrowing and margin lending	-	20,232	544	523	-	428	500	286	124	189	22,826
Loans and Advances	591	20,272	25,990	22,318	16,212	15,613	44,956	35,093	55,561	133,589	370,195
Securities' portfolio settlement	-	708	3,566	3,688	2,301	4,312	19,320	10,010	16,662	51,472	112,039

December 2016. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	419	7,380	2,943	5,547	3,463	5,967	7,825	5,963	14,016	31,875	85,397
Deposits in financial institutions	6,762	5,365	1,181	2,104	800	2,176	746	1,156	859	3,714	24,862
Deposits in other financial institutions and international agencies	15,375	6,542	8,624	3,382	2,566	1,897	1,340	686	875	2,825	44,114
Customer deposits	206,140	49,053	25,522	15,736	11,863	11,343	8,619	5,060	781	936	335,052
Security pledge funding	-	38,153	3,561	1,403	1,004	912	1,281	640	23,959	1,712	72,626
Derivatives, net	-	(2,123)	(95)	(190)	(111)	(326)	(132)	(82)	(105)	(47)	(3,210)

Figures originally reported in the year 2016 in accordance to the applicable regulation, without restatements.

The matrix shows the retail nature of the funding structure, with a loan portfolio being mostly funded by customer deposits. On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customers sight accounts whose behavior shows a high level of stability. According to internal methodology they are estimated to mature on average around three years.

In the Euro Liquidity Management Unit (LMU), solid liquidity and funding situation, where activity has continued to generate liquidity through the decrease of Credit Gap and the good performance of the customer liabilities. In addition, during 2017 the Euro LMU made issues in the public market for €7,100 million, which has allowed it to obtain funding at favorable price conditions.

In Mexico, sound liquidity position, the dependence on wholesale financing remains low and closely associated with the securities portfolios. In 2017, BBVA Bancomer made local issuances at 3 and 5 years for 7000 million of Mexican pesos.

In the United States, the containment of the cost of liabilities has led to a slightly increase in the credit gap. At the end of December, 2017 BBVA Compass successfully issued 5 year senior debt for USD 750 million.

Comfortable liquidity situation in Turkey supported by the favorable market conditions, with slight Credit Gap increase due to lending growth under the government's Credit Guarantee Fund program. During 2017, Garanti realized USD 2,000 million foreign currency and 1,700 million of Turkish liras long term issuances. Additionally syndicate loans have been rolled over in the second and fourth quarter, with a new 2 years tenor.

The liquidity position of the rest of subsidiaries has continued to be sound, maintaining a solid liquidity position in all the jurisdictions in which the Group operates. Access to capital markets of these subsidiaries has also been maintained with recurring issuances in the local market.

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

7.5.2        Asset encumbrance

As of December 31, 2017 and 2016, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

December 2017 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Equity instruments	2,297	2,297	9,616	9,616
Debt Securities	28,700	29,798	84,391	84,391
Loans and Advances and other assets	79,604	-	485,451	-
December 2016 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Equity instruments	2,214	2,214	9,022	9,022
Debt Securities	40,114	39,972	90,679	90,679
Loans and Advances and other assets	94,718		495,109

The committed value of "Loans and Advances and other assets" corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments respond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative operations is also included as committed assets.

As of December 31, 2017 and 2016, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

December 2017. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	23,881	9,630	201
Equity instruments	103	5	-
Debt securities	23,715	9,619	121
Loans and Advances and other assets	63	6	80
Own debt securities issued other than own covered bonds or ABSs	3	161	-

December 2016. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	19,921	10,039	173
Equity instruments	58	59	-
Debt securities	19,863	8,230	28
Loans and Advances and other assets	-	1,750	144
Own debt securities issued other than own covered bonds or ABSs	5	-	-

The guarantees received in the form of reverse repos or security lending transactions are committed by their use in repos, as is the case with debt securities.

As of December 31, 2017 and 2016, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

December 2017. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	118,704	133,312
Derivatives	11,843	11,103
Loans and Advances	87,484	98,478
Outstanding subordinated debt	19,377	23,732
Other sources	305	1,028

December 2016. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	134,387	153,632
Derivatives	9,304	9,794
Loans and Advances	96,137	108,268
Outstanding subordinated debt	28,946	35,569
Other sources	-	2,594

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

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

1) Active management of operational risk and its integration into day-to-day decision-making means:

•         Knowledge of the real losses associated with this type of risk.

•         Identification, prioritization and management of real and potential risks.

•         The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

2) The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group's exposure to extreme events.

3) Improved control environment and strengthened corporate culture.

4) Generation of a positive reputational impact.

5) Model based on three lines of defense, aligned with international industry practices.

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

•         Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group's solvency at all times.

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

These principles reflect BBVA Group's vision of operational risk, on the basis that the resulting events have an ultimate cause that should always be identified, and that the impact of the events is reduced significantly by controlling that cause.

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

Together with the limits for individual concentration, the Group uses the Herfindahl index to measure the concentration of the Group's portfolio and the banking group's subsidiaries. At the BBVA Group level, the index reached implies a "very low" degree of concentration.

The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•         The aim is, as much as possible, to reconcile the customer's credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

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

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank, rating agencies and export credit organizations.

For additional information on sovereign risk in Europe see Appendix IX.

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

•         In the case of completed homes, the final aim is the sale of these homes to private individuals, thus reducing the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and its branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

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

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix IX.

8.                Fair value

8.1           Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the consolidated income statement or equity.

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

As part of the process established in the Group for determining the fair value in order to ensure that financial assets and liabilities are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business (see Note 7) are members of these committees.

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Risk Analytics & Innovation Department that reports to Global Risk Management.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:

•         Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and trading in active markets - according to the Group policies. This level includes, listed equity instruments, some debt securities, some derivatives and mutual funds.

•         Level 2: Measurement that applies techniques using inputs drawn from observable market data.

•         Level 3: Measurement using techniques where some of the material inputs are not derived from market observable data. As of December 31, 2017, the affected instruments accounted for approximately 0.13% of financial assets and 0.02% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market area.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

Fair Value and Carrying Amount (Millions of euros)
		2017		2016		2015
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	42,680	42,680	40,039	40,039	29,282	29,282
Financial assets held for trading	10	64,695	64,695	74,950	74,950	78,326	78,326
Financial assets designated at fair value through profit or loss	11	2,709	2,709	2,062	2,062	2,311	2,311
Available-for-sale financial assets	12	69,476	69,476	79,221	79,221	113,426	113,426
Loans and receivables	13	431,521	438,991	465,977	468,844	471,828	480,539
Held-to-maturity investments	14	13,754	13,865	17,696	17,619	-	-
Derivatives – Hedge accounting	15	2,485	2,485	2,833	2,833	3,538	3,538
LIABILITIES
Financial liabilities held for trading	10	46,182	46,182	54,675	54,675	55,202	55,202
Financial liabilities designated at fair value through profit or loss	11	2,222	2,222	2,338	2,338	2,649	2,649
Financial liabilities at amortized cost	22	543,713	544,604	589,210	594,190	606,113	613,247
Derivatives – Hedge accounting	15	2,880	2,880	2,347	2,347	2,726	2,726

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1    Fair value of financial instrument recognized at fair value, according to valuation criteria

The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

Fair Value of financial Instruments by Levels
		2017			2016			2015
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	29,057	35,349	289	32,544	42,221	184	37,922	40,240	164
Loans and advances to customers		-	56	-	-	154	-	-	65	-
Debt securities		21,107	1,444	22	26,720	418	28	32,381	409	34
Equity instruments		6,688	33	80	4,570	9	96	4,336	106	93
Derivatives		1,262	33,815	187	1,254	41,640	60	1,205	39,661	36
Financial assets designated at fair value through profit or loss	11	2,061	648	-	2,062	-	-	2,246	2	62
Loans and advances to customers		-	648	-	-	-	-	-	-	-
Loans and advances to credit institutions		-	-	-	-	-	-	-	-	62
Debt securities		174	-	-	142	-	-	173	-	-
Equity instruments		1,888	-	-	1,920	-	-	2,074	2	-
Available-for-sale financial assets		57,381	11,082	544	62,125	15,894	637	97,113	15,477	236
Debt securities		54,850	10,948	454	58,372	15,779	429	92,963	15,260	86
Equity instruments		2,531	134	90	3,753	115	208	4,150	217	150
Hedging derivatives	15	-	2,483	2	41	2,792	-	59	3,478	-
LIABILITIES-
Financial liabilities held for trading	10	11,191	34,866	125	12,502	42,120	53	14,074	41,079	50
Derivatives		1,183	34,866	119	952	42,120	47	1,037	41,079	34
Short positions		10,008	-	6	11,550	-	6	13,038	-	16
Financial liabilities designated at fair value through profit or loss	11	-	2,222	-	-	2,338	-	-	2,649	-
Derivatives – Hedge accounting	15	274	2,606	-	94	2,189	64	-	2,594	132

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2017, 2016 and 2015, additionally includes €469 million, €565 and €600 million for equity instruments, respectively, for financial assets accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

Financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in “bolivares fuertes” are classified under Level 3 in the above tables (see Note 2.2.20).

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2017:

Fair Value of financial Instruments by Levels. December 2017 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	35,349	289
Loans and advances	56	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Current market interest rates
Debt securities	1,444	22	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active makets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	33	80	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Derivatives	33,815	187
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and Discounted cash flows

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Other
Financial assets designated at fair value through profit or loss	648	-
Loans and advances	648	-	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Debt securities	-	-	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	-	-	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Available-for-sale financial assets	11,082	544
Debt securities	10,948	454	Present-value method (Discounted future cash flows) Oberved prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	134	90	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	2,483	2
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Credit			Credit Derivatives: Default model and Gaussian copula

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Commodities			Commodities: Momentum adjustment and Discounted cash flows

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Fair Value of financial Instruments by Levels. December 2017 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	34,866	125
Derivatives	34,866	119
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Correlation between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment		- Volatility of volatility - Assets correlation
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment		- Volatility of volatility - Assets correlation
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and Discounted cash flows
Short positions	-	6	Present-value method (Discounted future cash flows)		- Correlation default - Credit spread - Recovery rates - Interest rate yield
Financial liabilities designated at fair value through profit or loss	2,222	-	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,606	-
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlatio default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and Discounted cash flows

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2017

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units

Debt Securities	Net Present Value	Credit Spread	-	78.27	399.93	b.p.
		Recovery Rate	7.7%	32.7%	34.58%	%
	Comparable pricing		0%	82.15%	207.7%	%
Equity instruments	Net Asset Value
	Comparable pricing
Credit Option	Gaussian Copula	Correlation Default	35.19%	43.92%	57.82%	%
Corporate Bond Option	Black 76	Price Volatility	-	-	-	vegas
Equity OTC Option	Heston	Forward Volatility Skew	56.63	56.63	56.63	Vegas
	Local Volatility	Dividends
		Volatility	1.89	22.96	77.03	Vegas
FX OTC Options	Black Scholes/Local Vol	Volatility	0.78	7.67	15.47	Vegas
Interest Rate Option	Libor Market Model	Beta	0.25	9	18%

The main techniques used for the assessment of the majority of the financial instruments classified in Level 3, and its main unobservable inputs, are described below:

1) The net present value (net present value method): This technique uses the future cash flows of each debt security, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:

•         Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

•         Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

2) Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks used to calculate a reference yield based on relative movements from the entry price or current market levels. Further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument may be added. It can also be assumed that the price of the financial instrument is equivalent to the comparable instrument.

3) Net asset value: This input represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

4) Gaussian copula: This model is used to integrate default probabilities of credit instruments referenced to more than one underlying CDS. The joint density function used to value the instrument is constructed by using a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

5) Black 76: variant of Black Scholes model, whose main application is the valuation of bond options, cap floors and swaptions where the behavior of the Forward and not the Spot itself, is directly modeled.

6) Black Scholes: The Black Scholes model postulates log-normal distribution for the prices of securities, so that the expected return under the risk neutral measure is the risk free interest rate. Under this assumption, the price of vanilla options can be obtained analytically, so that inverting the Black- Scholes formula, the implied volatility for process of the price can be calculated.

7) Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

8) Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the underlying interest rate. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

9) Local Volatility: In the local volatility models of the volatility, instead of being static, evolves over time according to the level of moneyness of the underlying, capturing the existence of smiles. These models are appropriate for pricing path dependent options when use Monte Carlo simulation technique is used.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative instrument valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and BBVA, respectively.

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

The amounts recognized in the consolidated balance sheet as of December 31, 2017 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) and the derivative liabilities as “Debit Valuation Adjustment” (DVA) were €-153 million and €138 million respectively. The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as for the years ended 2017 and 2016 corresponding to the mentioned adjustments was a net impact of €-23 million and €46 million respectively. Additionally, as of December 31, 2017, €-10 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets during 2017, 2016 and 2015, are as follows:

Financial Assets Level 3: Changes in the Period (Millions of euros)
	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	822	116	463	182	601	98
Group incorporations	-	-	-	-	148	-
Changes in fair value recognized in profit and loss (*)	(24)	(21)	33	(86)	124	(100)
Changes in fair value not recognized in profit and loss	(45)	-	(81)	(3)	27	(123)
Acquisitions, disposals and liquidations (**)	32	320	438	(25)	(510)	89
Net transfers to Level 3	106	(39)	16	-	145	-
Exchange differences and others	(55)	(250)	(47)	49	(71)	219
Balance at the end	835	125	822	116	463	182

(*)    Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2017, 2016 and 2015. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities, net”.

(**)   Of which, in 2017, the assets roll forward is comprised of €432 million of acquisitions, €348 millions of disposals and €51 millions of liquidations. The liabilities roll forward is comprised of €403 million of acquisitions and €83 millions of liquidations.

As of December 31, 2017, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper financials instruments held for trading classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the year ended December 31, 2017 are recorded at the following amounts in the accompanying consolidated balance sheets as of December 31, 2017:

Transfer Between Levels. December 2017 (Millions of euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		14	1	38	7	-	-
Available-for-sale financial assets		101	50	130	25	-	-
Total		115	50	169	31	-	-
LIABILITIES-		-	-	-	-	-	-
Financial liabilities held for trading		-	-	-	-	-	-
Total		-	-	-	-	-	-

The amount of financial instruments that were transferred between levels of valuation for the year ended December 31, 2017 is not material relative to the total portfolios, and corresponds to the above changes in the classification between levels these financial instruments modified some of their features, specifically:

•         Transfers between Levels 1 and 2 represents mainly debt securities, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).

•         Transfers from Level 1 to Level 3 generally affect equity instruments, using variables not obtained from observable date in the market.

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

As of December 31, 2017, the effect on profit for the period and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial Assets Level 3: Sensitivity Analysis (Millions of euros)
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS	7	(18)	-	-
Financial assets held for trading	-	(3)	-	-
Debt securities	4	(12)	-	-
Equity instruments	3	(3)	-	-
Derivatives	-	-	12	(20)
Available-for-sale financial assets	-	-	8	(8)
Debt securities	-	-	4	(12)
Equity instruments	-	-	-	-
LIABILITIES	-	-	-	-
Financial liabilities held for trading	1	-	-	-
Total	7	(18)	12	(20)

8.1.2        Fair value of financial instruments carried at cost

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

•         The fair value of "Cash and cash balances at central banks and other demand deposits" approximates their book value, as it is mainly short-term balances.

•         The fair value of the "Loans and receivables", “Held-to-maturity unlisted investments” and "financial liabilities at amortized cost" was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as credit spreads and prepayment rates are taken into account.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2017, 2016 and 2015, broken down according to the method of valuation used for the estimation:

Fair Value of financial Instruments at amortized cost by Levels (Millions of euros)
		2017			2016			2015
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	41,969	-	711	39,373	-	666	28,961	-	322
Loans and receivables		-	9,475	429,517	-	10,991	457,853	-	7,681	472,858
Held-to-maturity investments		13,708	138	19	17,567	11	41	-	-	-
LIABILITIES
Financial liabilities at amortized cost	22	-	-	544,604	-	-	594,190	-	-	613,247

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2017:

Fair Value of financial Instruments by Levels. December 2017 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Main inputs used

ASSETS
Loans and receivables	9,475	429,517	Present-value method (Discounted future cash flows)
Central Banks	-	7,300	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	-	26,654	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	134	394,562	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Debt securities	9,341	999	Present-value method (Discounted future cash flows)	- Credit spread - Interest rate yield
Held-to-maturity investments	138	19
Debt securities	138	19	Present-value method (Discounted future cash flows)	- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	-	544,604
Central Banks	-	37,057	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	-	54,496	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to customers	-	381,947	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Debt securities	-	59,272	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Other financial liabilities	-	11,832	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield

Financial instruments at cost

As of December 31, 2017, 2016 and 2015 there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and reliable unobservable inputs are not available. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €469 million, €565 million and €600, respectively.

The table below outlines such financial instruments carried at cost that were sold during the year ended December 31, 2017, 2016 and 2015:

Sales of financial instruments carried at cost (Millions of euros)

	2017	2016	2015
Amount of Sale (A)	21	201	33
Carrying Amount at Sale Date (B)	15	58	22
Gains (Losses) (A-B)	6	142	11

8.2           Assets measured at fair value on a non-recurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of December 31, 2017 nearly the entire book value of the non-current assets held for sale from foreclosures or recoveries approximate their fair value (see Note 20 and 21). The global valuation of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

Valuation standards

The overall rating of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

The details of each property which has been based each of the assessments are specified in the data sheet valuation of each asset.

Valuation Methodology

Overall valuation of real estate assets portfolio

The overall valuation of the portfolio of real estate assets was performed from the latest appraisal values available. This value was adjusted based on the following:

•         Analysis of the property sales performed during the year and comparison of the cost to sell these properties to the appraisal values obtained most recently. From this analysis derived a conclusion by type of property and location.

•         Individual valuation of a material sample of the entire portfolio considering type of properties. The results obtained from these valuations have been compared with the adjusted values of the above analysis, obtaining a second conclusion by type and location.

Individual valuation of real estate assets sample

The basic methods used in the valuation were as follows:

•         Comparative Market Method: the property under study is compared with others with similar characteristics which have been recently sold or are for sale on the market, making a comparative analysis, making adjustments due to factors that can cause differences, such as location, size, dimensions, shape, topography, access, urban classification, type of construction, age, storage, distribution, function, or design.

•         Dynamic Residual Method (DRM): this is considered the most accurate method to conduct an appraisal of poorly developed or undeveloped land, where there is minimal planning (use and a gross floor area) or a more defined development planning, since in these cases the market is often not very transparent. It starts from the consideration that the development and sale of finished real estate product is conceived from the beginning as a business project, as such it involves a risk, taking place in a time frame in which an initial capital investment occurs generating income and expenses. As such business project, the goal is to maximize profits and therefore the principle of highest and best use.

•         Yield Method (DCF): the value of assets is determined by the profits that they could generate in the future (projections) discounted at an appropriate rate of discount. This is an overall assessment, reflecting the economic potential and profitability.

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

The portfolio of Non-current assets and disposal groups classified as held for sale by type of asset and inventories as of December 31, 2017, 2016 and 2015 is provided below by hierarchy of fair value measurements:

Fair Value at Non-current assets and disposal groups classified as held for sale and inventories by levels (Millions of euros)
	Notes	2017			2016			2015
		Level 2	Level 3	Total	Level 2	Level 3	Total	Level 2	Level 3	Total
Non-current assets and disposal groups classified as held for sale
Housing		3,085	226	3,310	2,059	301	2,360	2,192	98	2,291
Offices, warehouses and other		661	98	759	326	105	431	353	53	406
Land		855	130	984	-	150	150	12	236	248
TOTAL	21	4,600	454	5,054	2,385	556	2,941	2,557	388	2,945
Inventories
Housing		21	-	21	903	-	903	1,452	-	1,452
Offices, warehouses and other		27	-	27	620	-	620	647	-	647
Land		-	18	18	-	1,591	1,591	-	2,056	2,056
TOTAL	20	48	18	65	1,523	1,591	3,114	2,099	2,056	4,155

Since the amount classified in Level 3 is not significant compared to the total consolidated assets and that the inputs used in the valuation (DRM or DFC), are very diverse based on the type and geographic location (being the typical ones used in the valuation of real estate assets of this type), they have not been disclosed.

9.                Cash and cash balances at central banks and other demands deposits and Financial liabilities measured at amortized cost

The breakdown of the balance under the headings “Cash and cash balances at central banks and other demands deposits” and "Financial liabilities at amortized cost – Deposits from central banks" in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of euros).
	2017	2016	2015
Cash on hand	6,220	7,413	7,192
Cash balances at central banks	31,718	28,671	18,445
Other demand deposits	4,742	3,955	3,646
Total	42,680	40,039	29,282

Financial liabilities measured at amortized cost. Deposits from Central Banks (Millions of Euros).
	Notes	2017	2016	2015
Deposits from Central Banks		30,899	30,091	21,022
Repurchase agreements	35	6,155	4,649	19,065
Total	22	37,054	34,740	40,087

10.          Financial assets and liabilities held for trading

10.1      Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial Assets and Liabilities Held-for-Trading (Millions of euros)
	Notes	2017	2016	2015
ASSETS-
Derivatives		35,265	42,955	40,902
Debt securities	7.3.1	22,573	27,166	32,825
Loans and advances	7.3.1	56	154	65
Equity instruments	7.3.1	6,801	4,675	4,534
Total		64,695	74,950	78,326
LIABILITIES-
Derivatives		36,169	43,118	42,149
Short positions		10,013	11,556	13,053
Total		46,182	54,675	55,202

10.2      Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Debt securities by issuer (Millions of euros)
	Notes	2017	2016	2015
Issued by Central Banks		1,371	544	214
Issued by public administrations		19,344	23,621	29,240
Issued by financial institutions		816	1,652	1,766
Other debt securities		1,041	1,349	1,606
Total		22,573	27,166	32,825

10.3      Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading: Equity instruments by Issuer (Millions of euros)
	2017	2016	2015
Shares of Spanish companies
Credit institutions	617	781	804
Other sectors	603	956	1,234
Subtotal	1,220	1,737	2,038
Shares of foreign companies
Credit institutions	345	220	255
Other sectors	5,236	2,718	2,241
Subtotal	5,581	2,938	2,497
Total	6,801	4,675	4,534

10.4        Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2017, 2016 and 2015, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions, and are related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk / by product or by type of market - December 2017 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	22,606	22,546	2,152,490
OTC options	2,429	2,581	212,554
OTC other	20,177	19,965	1,916,920
Organized market options	-	-	600
Organized market other	-	-	22,416
Equity	1,778	2,336	95,573
OTC options	495	1,118	34,140
OTC other	83	90	8,158
Organized market options	1,200	1,129	48,644
Organized market other	-	-	4,631
Foreign exchange and gold	10,371	10,729	380,404
OTC options	245	258	24,447
OTC other	10,092	10,430	348,857
Organized market options	-	3	104
Organized market other	34	37	6,997
Credit	489	517	30,181
Credit default swap	480	507	27,942
Credit spread option	-	-	200
Total return swap	9	9	2,039
Other	-	-	-
Commodities	3	3	36
Other	18	38	561
DERIVATIVES	35,265	36,169	2,659,246
of which: OTC - credit institutions	21,016	22,804	898,209
of which: OTC - other financial corporations	8,695	9,207	1,548,919
of which: OTC - other	4,316	2,986	128,722

Derivatives by type of risk / by product or by type of market - December 2016 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	25,770	25,322	1,556,150
OTC options	3,331	3,428	217,958
OTC other	22,339	21,792	1,296,183
Organized market options	1	-	1,311
Organized market other	100	102	40,698
Equity	2,032	2,252	90,655
OTC options	718	1,224	44,837
OTC other	109	91	5,312
Organized market options	1,205	937	36,795
Organized market other	-	-	3,712
Foreign exchange and gold	14,872	15,179	425,506
OTC options	417	539	27,583
OTC other	14,436	14,624	392,240
Organized market options	3	-	175
Organized market other	16	16	5,508
Credit	261	338	19,399
Credit default swap	246	230	15,788
Credit spread option	-	-	150
Total return swap	2	108	1,895
Other	14	-	1,565
Commodities	6	6	169
Other	13	22	1,065
DERIVATIVES	42,955	43,118	2,092,945
of which: OTC - credit institutions	26,438	28,005	806,096
of which: OTC - other financial corporations	8,786	9,362	1,023,174
of which: OTC - other	6,404	4,694	175,473

Derivatives by type of risk / by product or by type of market - December 2015 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	22,425	23,152	1,289,986
OTC options	3,291	3,367	208,175
OTC other	19,134	19,785	1,069,909
Organized market options	-	-	-
Organized market other	-	-	11,902
Equity	3,223	3,142	108,108
OTC options	1,673	2,119	65,951
OTC other	112	106	4,535
Organized market options	1,437	918	34,475
Organized market other	1	-	3,147
Foreign exchange and gold	14,706	15,367	439,546
OTC options	387	458	41,706
OTC other	14,305	14,894	395,327
Organized market options	1	-	109
Organized market other	13	16	2,404
Credit	500	441	33,939
Credit default swap	436	412	30,283
Credit spread option	-	-	300
Total return swap	-	28	1,831
Other	64	-	1,526
Commodities	31	37	118
Other	16	10	675
DERIVATIVES	40,902	42,149	1,872,373
of which: OTC - credit institutions	23,385	28,343	974,604
of which: OTC - other financial corporations	9,938	8,690	688,880
of which: OTC - other	6,122	4,177	156,828

11.          Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of euros)
	Notes	2017	2016	2015
ASSETS-
Equity instruments		1,888	1,920	2,075
Unit-linked products		1,621	1,749	1,960
Other securities		266	171	115
Debt securities		174	142	173
Loans and advances to customers		648	-	62
Total	7.3.1	2,709	2,062	2,311
LIABILITIES-
Other financial liabilities		2,222	2,338	2,649
Unit-linked products		2,222	2,338	2,649
Total		2,222	2,338	2,649

As of December 31, 2017, 2016 and 2015, the most significant balances within financial assets and liabilities designated at fair value through profit or loss related to assets and liabilities linked to insurance products where the policyholder bears the risk ("Unit-Link"). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.          Available-for-sale financial assets

12.1      Available-for-sale financial assets- Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Available-for-Sale Financial Assets (Millions of euros)
	Notes	2017	2016	2015
Debt securities	7.3.1	66,273	74,739	108,448
Impairment losses		(21)	(159)	(139)
Subtotal		66,251	74,580	108,310
Equity instruments	7.3.1	4,488	4,814	5,262
Impairment losses		(1,264)	(174)	(146)
Subtotal		3,224	4,641	5,116
Total		69,476	79,221	113,426

12.2      Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

Available-for-sale financial assets: Debt Securities. December 2017 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,765	791	(17)	23,539
Other debt securities	1,951	114	-	2,066
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	72	-	962
Issued by other issuers	1,061	43	-	1,103
Subtotal	24,716	906	(17)	25,605
Foreign Debt Securities
Mexico	9,755	45	(142)	9,658
Mexican Government and other general governments agencies debt securities	8,101	34	(120)	8,015
Other debt securities	1,654	11	(22)	1,643
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	1	(3)	209
Issued by other issuers	1,442	10	(19)	1,434
The United States	12,479	36	(198)	12,317
Government securities	8,625	8	(133)	8,500
US Treasury and other US Government agencies	3,052	-	(34)	3,018
States and political subdivisions	5,573	8	(99)	5,482
Other debt securities	3,854	28	(65)	3,817
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	1	-	57
Issued by other issuers	3,798	26	(65)	3,759
Turkey	5,052	48	(115)	4,985
Turkey Government and other general governments agencies debt securities	5,033	48	(114)	4,967
Other debt securities	19	1	(1)	19
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	-	(1)	19
Issued by other issuers	-	-	-	-
Other countries	13,271	533	(117)	13,687
Other foreign governments and other general governments agencies debt securities	6,774	325	(77)	7,022
Other debt securities	6,497	208	(40)	6,664
Issued by Central Banks	1,330	2	(1)	1,331
Issued by credit institutions	2,535	139	(19)	2,654
Issued by other issuers	2,632	66	(19)	2,679
Subtotal	40,557	661	(572)	40,647
Total	65,273	1,567	(589)	66,251

(*)    The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2016 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,427	711	(18)	23,119
Other debt securities	2,305	117	(1)	2,421
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	82	-	1,067
Issued by other issuers	1,319	36	(1)	1,354
Subtotal	24,731	828	(19)	25,540
Foreign Debt Securities
Mexico	11,525	19	(343)	11,200
Mexican Government and other general governments agencies debt securities	9,728	11	(301)	9,438
Other debt securities	1,797	8	(42)	1,763
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	2	(1)	87
Issued by other issuers	1,710	6	(41)	1,675
The United States	14,256	48	(261)	14,043
Government securities	8,460	9	(131)	8,337
US Treasury and other US Government agencies	1,702	1	(19)	1,683
States and political subdivisions	6,758	8	(112)	6,654
Other debt securities	5,797	39	(130)	5,706
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	2	-	97
Issued by other issuers	5,702	37	(130)	5,609
Turkey	5,550	73	(180)	5,443
Turkey Government and other general governments agencies debt securities	5,055	70	(164)	4,961
Other debt securities	495	2	(16)	482
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	2	(15)	436
Issued by other issuers	47	-	(1)	46
Other countries	17,923	634	(203)	18,354
Other foreign governments and other general governments agencies debt securities	7,882	373	(98)	8,156
Other debt securities	10,041	261	(105)	10,197
Issued by Central Banks	1,657	4	(2)	1,659
Issued by credit institutions	3,269	96	(54)	3,311
Issued by other issuers	5,115	161	(49)	5,227
Subtotal	49,253	773	(987)	49,040
Total	73,985	1,601	(1,006)	74,580

(*)    The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2015 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	38,763	2,078	(41)	40,799
Other debt securities	4,737	144	(11)	4,869
Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,702	94	-	2,795
Issued by other issuers	2,035	50	(11)	2,074
Subtotal	43,500	2,221	(53)	45,668
Foreign Debt Securities
Mexico	12,627	73	(235)	12,465
Mexican Government and other general governments agencies debt securities	10,284	70	(160)	10,193
Other debt securities	2,343	4	(75)	2,272
Issued by Central Banks	-	-	-	-
Issued by credit institutions	260	1	(7)	254
Issued by other issuers	2,084	3	(68)	2,019
The United States	13,890	63	(236)	13,717
Government securities	6,817	13	(41)	6,789
US Treasury and other US Government agencies	2,188	4	(15)	2,177
States and political subdivisions	4,629	9	(26)	4,612
Other debt securities	7,073	50	(195)	6,927
Issued by Central Banks	-	-	-	-
Issued by credit institutions	71	5	(1)	75
Issued by other issuers	7,002	45	(194)	6,852
Turkey	13,414	116	(265)	13,265
Turkey Government and other general governments agencies debt securities	11,801	111	(231)	11,682
Other debt securities	1,613	4	(34)	1,584
Issued by Central Banks	-	-	-	-
Issued by credit institutions	1,452	3	(30)	1,425
Issued by other issuers	162	1	(4)	159
Other countries	22,803	881	(490)	23,194
Other foreign governments and other general government agencies debt securities	9,778	653	(76)	10,356
Other debt securities	13,025	227	(414)	12,838
Issued by Central Banks	2,277	-	(4)	2,273
Issued by credit institutions	3,468	108	(88)	3,488
Issued by other issuers	7,280	119	(322)	7,077
Subtotal	62,734	1,132	(1,226)	62,641
Total	106,234	3,354	(1,278)	108,310

(*)    The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of December 31, 2017, 2016 and 2015, are as follows:

Debt Securities by Rating
	December 2017		December 2016		December 2015
	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	687	1.0%	4,922	6.6%	1,842	1.7%
AA+	10,738	16.2%	11,172	15.0%	10,372	9.6%
AA	507	0.8%	594	0.8%	990	0.9%
AA-	291	0.4%	575	0.8%	938	0.9%
A+	664	1.0%	1,230	1.6%	1,686	1.6%
A	683	1.0%	7,442	10.0%	994	0.9%
A-	1,330	2.0%	1,719	2.3%	4,826	4.5%
BBB+	35,175	53.1%	29,569	39.6%	51,885	47.9%
BBB	7,958	12.0%	3,233	4.3%	23,728	21.9%
BBB-	5,583	8.4%	6,809	9.1%	5,621	5.2%
BB+ or below	1,564	2.4%	2,055	2.8%	2,639	2.4%
Without rating	1,071	1.6%	5,261	7.1%	2,789	2.6%
Total	66,251	100.0%	74,580	100.0%	108,310	100.0%

12.3      Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying financial statements as of December 2017, 2016 and 2015, is as follows:

Available-for-sale financial assets: Equity Instruments. December 2017 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	2,189	-	(1)	2,188
Credit institutions	-	-	-	-
Other entities	2,189	-	(1)	2,188
Listed foreign company shares	215	33	(7)	241
United States	11	-	-	11
Mexico	8	25	-	33
Turkey	4	1	-	5
Other countries	192	7	(7)	192
Subtotal	2,404	33	(8)	2,429
Unlisted equity instruments
Unlisted Spanish company shares	33	29	-	62
Credit institutions	4	-	-	4
Other entities	29	29	-	58
Unlisted foreign companies shares	665	77	(8)	734
United States	498	40	(6)	532
Mexico	1	-	-	1
Turkey	15	6	(2)	19
Other countries	151	31	-	182
Subtotal	698	106	(8)	796
Total	3,102	139	(16)	3,224

Available-for-sale financial assets: Equity Instruments. December 2016 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,690	17	(944)	2,763
Credit institutions	-	-	-	-
Other entities	3,690	17	(944)	2,763
Listed foreign company shares	793	289	(15)	1,066
United States	16	22	-	38
Mexico	8	33	-	41
Turkey	5	1	-	6
Other countries	763	234	(15)	981
Subtotal	4,483	306	(960)	3,829
Unlisted equity instruments
Unlisted Spanish company shares	57	2	(1)	59
Credit institutions	4	-	-	4
Other entities	53	2	(1)	55
Unlisted foreign companies shares	708	46	(2)	752
United States	537	13	-	550
Mexico	1	-	-	1
Turkey	18	7	(2)	24
Other countries	152	26	-	178
Subtotal	766	48	(3)	811
Total	5,248	355	(962)	4,641

Available-for-sale financial assets: Equity Instruments. December 2015 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,402	17	(558)	2,862
Credit institutions	-	-	-	-
Other entities	3,402	17	(558)	2,862
Listed foreign company shares	1,027	392	(44)	1,375
United States	41	21	-	62
Mexico	9	42	(10)	40
Turkey	6	4	(5)	6
Other countries	972	325	(29)	1,267
Subtotal	4,430	409	(602)	4,236
Unlisted equity instruments
Unlisted Spanish company shares	74	5	(1)	78
Credit institutions	4	1	-	6
Other entities	69	3	(1)	72
Unlisted foreign companies shares	701	108	(7)	802
United States	549	5	-	554
Mexico	1	-	-	1
Turkey	21	13	(6)	27
Other countries	130	91	(1)	220
Subtotal	775	113	(8)	880
Total	5,204	522	(610)	5,116

12.4      Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss- Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Available-for-Sale Financial Assets (Millions of euros)
	2017	2016	2015
Balance at the beginning	947	1,674	3,816
Valuation gains and losses	321	400	(1,222)
Amounts transferred to income	356	(1,181)	(1,844)
Other reclassifications	(10)	116	-
Income tax	27	(62)	924
Balance at the end	1,641	947	1,674
Of which:
Debt securities	1,557	1,629	1,769
Equity instruments	84	(682)	(95)

Debt securities

In 2017, the debt securities recoveries recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss- Available- for-sale financial assets” in the accompanying consolidated income statement amounted to €4 million. In the 2016 and 2015 the impairment recognized were €157 and €1 million, respectively (see Note 47).

For the rest of debt securities, 94.7% of the unrealized losses recognized under the heading "Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment was recognized, as following an analysis of these unrealized losses we concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

Equity instruments

As of December 31, 2017, the Group’s most significant investment in equity instruments classified as available for sale was the participation in Telefónica, S.A. (Telefónica), which accounted for approximately 70% of the portfolio of equity instruments classified as available for sale financial assets. The Group monitors the valuation of this investment on a periodic basis.

As of December 29, 2017 (last session of the year), the share price of Telefónica closed at €8.125 per share, so the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” resulting from equity instruments, amounted to €1,123 million.

As of December 31, 2017, the Group carried out the analysis described in Note 2.2.1, recording the aforementioned unrealized losses under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Available-for-sale financial assets" in the income statement for the year 2017.

As mentioned above, these losses were recorded in "Accumulated other comprehensive income”, therefore, as of December 31, 2017, the total equity of the Group is not affected (see Note 32.1).

13.          Loans and receivables

13.1      Loans and advances - Balance details

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Loans and Receivables (Millions of euros)
	2017	2016	2015
Debt securities	10,339	11,209	10,516
Loans and advances to central banks	7,300	8,894	17,830
Loans and advances to credit institutions	26,261	31,373	29,317
Loans and advances to customers	387,621	414,500	414,165
Total	431,521	465,977	471,828

13.2      Loans and advances to central banks and credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and Advances to Central Banks and Credit Institutions (Millions of euros)
	Notes	2017	2016	2015
Loans and advances to central banks	7.3.1	7,300	8,894	17,830
Loans and advances to credit institutions	7.3.1	26,261	31,373	29,317
Reverse repurchase agreements	35	13,861	15,561	11,749
Other loans		12,400	15,812	17,568
Total		33,561	40,267	47,148
Of which:
Impairment losses	7.3.4 / 7.3.1	(36)	(43)	(51)

13.3      Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and Advances to Customers (Millions of euros)
	Notes	2017	2016	2015
On demand and short notice		10,560	11,251	11,228
Credit card debt		15,835	16,596	16,952
Trade receivables		22,705	23,753	23,871
Finance leases		8,642	9,442	9,357
Reverse repurchase loans	35	11,554	7,291	5,052
Other term loans		313,336	339,862	341,554
Advances that are not loans		4,989	6,306	6,151
Total	7.3.1	387,621	414,500	414,165
Of which:
Impaired assets	7.3.4	19,390	22,915	25,333
Impairment losses	7.3.4 / 7.3.1	(12,748)	(15,974)	(18,691)

As of December 31, 2017, 2016 and 2015, 38%, 34% and 32%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 62%, 66% and 68%, respectively, have variable interest rates.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized Loans (Millions of euros)
	2017	2016	2015
Securitized mortgage assets	28,950	29,512	28,955
Other securitized assets	4,143	3,731	3,666
Total	33,093	33,243	32,621

13.4      Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

Debt securities (Millions of euros)
	Notes	2017	2016	2015
Government		4,412	4,709	3,275
Credit institutions		31	37	125
Other sectors		5,911	6,481	7,126
Total gross	7.3.1	10,354	11,226	10,526
Impairment losses		(15)	(17)	(10)
Total net		10,339	11,209	10,516

In 2016, some debt securities were reclassified from "Available-for-sale financial assets" to “Loans and receivables-Debt securities” since the intention of the Group regarding how to manage such securities is to hold them until maturity. The following table shows the fair value and carrying amounts of these reclassified financial assets:

Debt Securities reclassified to "Loans and receivables" from "Available-for-sale financial assets" (Millions of euros)
	As of Reclassification date		As of December 31, 2017		As of December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA, S.A.	862	862	715	735	844	863
Total	862	862	715	735	844	863

As of December 31, 2017 and 2016, the amount recognized in the income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, if the reclassification was not performed is included in the following table.

Effect on Income Statement and Other Comprehensive Income (Millions of euros)
	As of December 31, 2017			As of December 31, 2016
	Recognized in	Effect of not Reclassifying in		Recognized in	Effect of not Reclassifying in
	Income Statement	Income Statement	Equity "Valuation Adjustments"	Income Statement	Income Statement	Equity "Valuation Adjustments"
BBVA, S.A.	26	26	4	22	22	(5)
Total	26	26	4	22	22	(5)

14.          Held-to-maturity investments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the according to the issuer of the financial instrument, is as follows:

Held-to-maturity investments. Debt Securities (*) (Millions of euros)
	2017	2016
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	5,754	8,063
Other debt securities	230	562
Issued by Central Banks	-	-
Issued by credit institutions	203	494
Issued by other issuers	27	68
Subtotal	5,984	8,625
Foreign Debt Securities	-
Mexico	-	-
The United States	-	-
Turkey	5,400	6,184
Turkey Government and other general governments agencies debt securities	4,515	5,263
Other debt securities	885	921
Issued by Central Banks	-	-
Issued by credit institutions	845	876
Issued by other issuers	40	45
Other countries	2,370	2,887
Other foreign governments and other general governments agencies debt securities	2,349	2,719
Other debt securities	21	168
Issued by Central Banks	-	-
Issued by credit institutions	-	146
Issued by other issuers	21	22
Subtotal	7,770	9,071
Total	13,754	17,696

(*)    As of December 31, 2015 the Group BBVA has not registered any balances in this heading.

As of December 31, 2017 and 2016, the credit ratings of the issuers of debt securities classified as held-to-maturity investments were as follows:

Held to maturity investments. Debt Securities by Rating
	December 2017		December 2016
	Book value (Millions of Euros)%		Book value (Millions of Euros)%
AAA	-	-	-	-
AA+	-	-	-	-
AA	41	0.3%	43	0.2%
AA-	-	-	134	0.8%
A+	55	0.4%	-	-
A	-	-	-	-
A-	-	-	-	-
BBB+	5,667	41.2%	10,472	59.2%
BBB	2,412	17.5%	591	3.3%
BBB-	2,818	20.5%	5,187	29.3%
BB+ or below	1,696	12.3%	-	-
Without rating	1,064	7.7%	1,270	7.2%
Total	13,754	100.0%	17,696	100.0%

In 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments” amounting to €17,650 million. This reclassification has been carried out once past the two-year penalty established in IAS-39 standard (penalization which meant not being able to keep maturity portfolio due to the significant sales that occurred in the year 2013) and since the intention of the Group regarding how to manage such securities, is to hold them until maturity. The following table shows the fair value and carrying amounts of these reclassified financial assets:

Debt Securities reclassified to "Held to Maturity Investments" (Millions of euros)
	As of Reclassification date		As of December 31, 2017 (*)		As of December 31, 2016 (*)
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA, S.A.	11,162	11,162	6,521	6,551	9,589	9,635
TURKIYE GARANTI BANKASI, A.S	6,488	6,488	5,381	5,392	6,230	6,083
Total	17,650	17,650	11,902	11,943	15,819	15,718

                                 (*)          The decrease in book value is mainly due to amortizations since the date of reclassification.

The fair value carrying amount of these financials asset on the date of the reclassification becomes its new amortized cost. The previous gain on that asset that has been recognized in “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Available for sale financial assets” is amortized to profit or loss over the remaining life of the held-to-maturity investment using the effective interest method. Any difference between the new amortized cost and maturity amount is also amortized over the remaining life of the financial asset using the effective interest method, similar to the amortization of a premium and a discount. This reclassification was triggered by a change in the Group´s strategy regarding the management of these securities.

The following table for the years ended December 31, 2017 and 2016, includes the amount recognized in the income statement from the valuation at amortized cost of the reclassified financial assets. The Table also provides the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, if the reclassification had not been performed.

Effect on Income Statement and Other Comprehensive Income (Millions of euros)
	As of December 31, 2017			As of December 31, 2016
	Recognized in	Effect of not Reclassifying		Recognized in	Effect of not Reclassifying
	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"
BBVA, S.A.	172	172	(18)	230	230	(86)
TURKIYE GARANTI BANKASI, A.S	545	545	(16)	326	326	(225)
Total	717	717	(34)	557	557	(311)

15.          Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of euros)
	2017	2016	2015
ASSETS-
Hedging Derivatives	2,485	2,833	3,538
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(25)	17	45
LIABILITIES-
Hedging Derivatives	2,880	2,347	2,726
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(7)	-	358

As of December 31, 2017, 2016 and 2015, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

1) Fair value hedging:

•         Available-for-sale fixed-interest debt securities and loans and receivables: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

•         Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

•         Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

2) Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the borrowed deposits corresponding to the interest rate risk is in the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

3) Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Hedging Derivatives Breakdown by type of risk and type of hedge (Millions of euros)
	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	1,141	850	1,154	974	1,660	875
OTC options	100	111	125	118	187	128
OTC other	1,041	739	1,029	856	1,473	747
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Equity	-	-	-	50	12	74
OTC options	-	-	-	50	-	72
OTC other	-	-	-	-	12	2
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Foreign exchange and gold	625	511	817	553	675	389
OTC options	-	-	-	-	-	-
OTC other	625	511	817	553	675	388
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
FAIR VALUE HEDGES	1,766	1,362	1,970	1,577	2,347	1,337
Interest rate	244	533	194	358	204	319
OTC options	-	-	-	-	-	-
OTC other	242	533	186	358	204	318
Organized market options	-	-	-	-	-	-
Organized market other	2	-	8	-	-	1
Equity	-	-	-	-	-	-
Foreign exchange and gold	119	714	248	118	242	34
OTC options	-	-	89	70	42	12
OTC other	119	714	160	48	200	22
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
CASH FLOW HEDGES	363	1,247	442	476	446	353
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	301	15	362	79	47	304
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	46	256	55	214	697	732
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	9	-	4	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	2,485	2,880	2,833	2,347	3,538	2,726
of which: OTC - credit institutions	1,829	2,527	2,381	2,103	3,413	2,366
of which: OTC - other financial corporations	651	234	435	165	95	256
of which: OTC - other	2	120	9	79	29	103

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2017 are:

Cash Flows of Hedging Instruments (Millions of euros)
	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	144	407	2,237	2,287	5,076
Payable cash outflows	144	491	2,703	2,348	5,686

The above cash flows will have an impact on the Group’s consolidated income statements until 2057.

In 2017, 2016 and 2015, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2017. 2016 and 2015 were not material.

16.          Investments in joint ventures and associates

16.1      Joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” (see Note 2.1) in the accompanying consolidated balance sheets is as follows:

Joint Ventures and Associates Entities. Breakdown by entities (Millions of euros)
	2017	2016	2015
Joint ventures
Fideic F 403853 5 Bbva Bancom Ser.Zibata	27	33	44
Fideicomiso 1729 Invex Enajenacion de Cartera	53	57	66
PSA Finance Argentina Compañia Financier	14	21	23
Altura Markets, S.V., S.A.	64	19	20
RCI Colombia	19	17	-
Other joint ventures	79	82	91
Subtotal	256	229	243
Associates Entities
Metrovacesa Suelo y Promoción, S.A.	697	208	-
Testa Residencial SOCIMI, S.A.U.	444	91	-
Metrovacesa Promoción y Arrendamientos, S.A.	-	67	-
Atom Bank, PLC	66	43	-
Brunara	-	-	54
Metrovacesa	-	-	351
Servired	9	11	92
Other associates	116	116	139
Subtotal	1,332	536	636
Total	1,588	765	879

Details of the joint ventures and associates as of December 31, 2017 are shown in Appendix II.

The following is a summary of the changes in the in December 31, 2017, 2016 and 2015 under this heading in the accompanying consolidated balance sheets:

Joint Ventures and Associates Entities. Changes in the Year (Millions of euros)
	Notes	2017	2016	2015
Balance at the beginning		765	879	4,509
Acquisitions and capital increases		868	456	464
Disposals and capital reductions		(8)	(91)	(32)
Transfers and changes of consolidation method		-	(351)	(3,850)
Share of profit and loss	39	3	25	174
Exchange differences		(29)	(34)	(250)
Dividends, valuation adjustments and others		(12)	(118)	(136)
Balance at the end		1,588	765	879

The variation during the year 2017 is mainly explained by the increase of BBVA Group stakes in Testa Residencial, S.A. and Metrovacesa Suelo y Promoción, S.A Promociones through its contribution to the capital increases carried out by both entities by contributing assets from the Bank’s real estate assets (see Note 21).

During the year 2016, two capital increases in Metrovacesa, S.A were made through a debt swap and a contribution of real estate assets, which provided the Group 357 million euros, after this there was a partial Split of Metrovacesa, S.A in favor of a beneficiary company from a new constitution denominated Metrovacesa Suelo y Promocion, S.A. In the fourth quarter of the year 2016, there was a total split of Metrovacesa, S.A through its extinction and division of its patrimony in three parts, two of which merged with Merlin Properties, SOCIMI, S.A and Testa Residencial, SOCIMI, S.A. As result of the previous mentioned splits, the Group received equity interests in the corresponding beneficiary companies, 6.41% of its capital was received, having been transferred to the heading "Available-for-sale” of the consolidated financial assets as of December 31, 2016.

The variation in 2015 was mainly explained by the change of the method of consolidation of Garanti (see Note 3) and by the capital increase in Metrovacesa, S.A, for compensation credits amounting to 159 million euros.

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

As of December 31, 2017, 2016 and 2015 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2017, 2016 and 2015 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3      Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of December 31, 2017, 2016 and 2015, there were no significant impairments recognized.

17.          Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2017 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		6,176	240	7,059	13,473	1,163	958	15,594
Additions		49	128	397	574	1	201	776
Retirements		(42)	(29)	(264)	(335)	(90)	(93)	(518)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(552)	(552)
Transfers		(273)	(57)	(186)	(516)	(698)	-	(1,214)
Exchange difference and other		(420)	(48)	(378)	(844)	(148)	(22)	(1,014)
Balance at the end		5,490	234	6,628	12,352	228	492	13,072

Accrued depreciation
Balance at the beginning		1,116	-	4,461	5,577	63	216	5,856
Additions	45	127	-	553	680	13	-	693
Retirements		(26)	-	(235)	(261)	(7)	(21)	(289)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(134)	(134)
Transfers		(53)	-	(146)	(199)	(31)	-	(230)
Exchange difference and other		(88)	-	(253)	(341)	(25)	16	(350)
Balance at the end		1,076	-	4,380	5,456	13	77	5,546

Impairment
Balance at the beginning		379	-	-	379	409	10	798
Additions	48	5	-	-	5	37	-	42
Retirements		(2)	-	-	(2)	(10)	-	(12)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(10)	(10)
Transfers		(58)	-	-	(58)	(276)	-	(334)
Exchange difference and other		(9)	-	-	(9)	(140)	-	(149)
Balance at the end		315	-	-	315	20	-	335

Net tangible assets

Balance at the beginning		4,681	240	2,598	7,519	691	732	8,941
Balance at the end		4,099	234	2,248	6,581	195	415	7,191

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2016 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		5,858	545	7,628	14,029	2,391	668	17,088
Additions		30	320	563	913	62	337	1,312
Retirements		(85)	(29)	(468)	(582)	(117)	(97)	(796)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(7)	-	(1)	(8)	(3)	-	(11)
Transfers		676	(544)	(386)	(254)	(986)	84	(1,156)
Exchange difference and other		(296)	(52)	(277)	(625)	(184)	(34)	(843)
Balance at the end		6,176	240	7,059	13,473	1,163	958	15,594

Accrued depreciation
Balance at the beginning		1,103	-	4,551	5,654	116	202	5,972
Additions	45	106	-	561	667	23	-	690
Retirements		(72)	-	(461)	(533)	(10)	(17)	(560)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(1)	-	(37)	(38)	(55)	55	(38)
Exchange difference and other		(20)	-	(153)	(173)	(11)	(24)	(208)
Balance at the end		1,116	-	4,461	5,577	63	216	5,856

Impairment
Balance at the beginning		354	-	-	354	808	10	1,172
Additions	48	48	-	5	53	90	-	143
Retirements		(2)	-	-	(2)	(9)	-	(11)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(1)	-	-	(1)	(380)	-	(381)
Exchange difference and other		(20)	-	(5)	(25)	(100)	-	(125)
Balance at the end		379	-	-	379	409	10	798

Net tangible assets

Balance at the beginning		4,401	545	3,077	8,021	1,467	456	9,944
Balance at the end		4,681	240	2,598	7,519	691	732	8,941

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2015 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		4,168	1,085	5,904	11,157	2,180	674	14,012
Additions		105	715	1,097	1,917	14	240	2,171
Retirements		(18)	(39)	(146)	(203)	(167)	(74)	(444)
Acquisition of subsidiaries in the year		1,378	78	1,426	2,882	738	-	3,620
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		718	(1,211)	40	(453)	(235)	(153)	(841)
Exchange difference and other		(494)	(83)	(693)	(1,271)	(139)	(19)	(1,429)
Balance at the end		5,858	545	7,628	14,029	2,391	668	17,088

Accrued depreciation
Balance at the beginning		1,255	-	3,753	5,008	102	226	5,335
Additions	45	103	-	512	615	25	-	640
Retirements		(16)	-	(129)	(145)	(10)	-	(155)
Acquisition of subsidiaries in the year		140	-	940	1,080	23	-	1,103
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(19)	-	(16)	(35)	(9)	(15)	(59)
Exchange difference and other		(360)	-	(509)	(869)	(15)	(9)	(893)
Balance at the end		1,103	-	4,551	5,654	116	202	5,972

Impairment
Balance at the beginning		148	-	16	164	687	6	857
Additions	48	7	-	19	26	30	4	60
Retirements		-	-	(1)	(1)	(64)	-	(65)
Acquisition of subsidiaries in the year		187	-	-	187	295	-	482
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		9	-	(15)	(6)	(62)	-	(68)
Exchange difference and other		3	-	(19)	(16)	(78)	-	(94)
Balance at the end		354	-	-	354	808	10	1,172

Net tangible assets

Balance at the beginning		2,764	1,085	2,135	5,985	1,392	443	7,819
Balance at the end		4,401	545	3,077	8,021	1,467	456	9,944

As of December 31, 2017, 2016 and 2015, the cost of fully amortized tangible assets that remained in use were €2,660, €2,313 and 2,663 million respectively while its recoverable residual value was not significant.

As of December 31, 2017, 2016 and 2015 the amount of tangible assets under financial lease schemes on which the purchase option is expected to be exercised was not material. The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

Branches by Geographical Location (Number of branches)
	2017	2016	2015
Spain	3,019	3,303	3,811
Mexico	1,840	1,836	1,818
South America	1,631	1,667	1,684
The United States	651	676	669
Turkey	1,095	1,131	1,109
Rest of Eurasia	35	47	54
Total	8,271	8,660	9,145

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2017, 2016 and 2015:

Tangible Assets by Spanish and Foreign Subsidiaries. Net Assets Values (Millions of euros)
	2017	2016	2015
BBVA and Spanish subsidiaries	2,574	3,692	4,584
Foreign subsidiaries	4,617	5,249	5,360
Total	7,191	8,941	9,944

18.          Intangible assets

18.1      Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

Goodwill. Breakdown by CGU and Changes of the year (Millions of euros)
	The United States	Turkey	Mexico	Colombia	Chile	Other	Total

Balance as of December 31, 2014	4,767	-	638	208	65	20	5,697
Additions	12	788	-	-	-	-	800
Exchange difference	549	(62)	(35)	(31)	(3)	(1)	418
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2015	5,328	727	602	176	62	20	6,915
Additions	-	-	-	-	-	8	8
Exchange difference	175	(101)	(79)	14	6	-	15
Impairment	-	-	-	-	-	-	-
Other	-	(1)	-	-	-	-	(1)
Balance as of December 31, 2016	5,503	624	523	191	68	28	6,937
Additions	-	-	24	-	-	-	24
Exchange difference	(666)	(115)	(44)	(22)	(3)	(1)	(851)
Impairment	-	-	-	-	-	(4)	(4)
Other	-	-	(10)	-	(33)	-	(43)
Balance as of December 31, 2017	4,837	509	493	168	32	23	6,062

The change in 2015 is mainly as a result of the full consolidation of Garanti since the date of effective control (see Note 3) assigned to the CGU of Turkey and exchange differences due to the appreciation of the US Dollar against the euro and the depreciation of the other currencies.

In 2017 and 2016, there were no significant business combinations.

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

Both the CGU’s fair values and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

Three key assumptions are used when calculating the impairment test. These hypothesis are the ones to which the amount of the recoverable value is most sensitive:

•         The forecast cash flows estimated by the Group's management, and based on the latest available budgets for the next 5 years.

•         The constant sustainable growth rate for extrapolating cash flows, starting in the fifth year (2022), beyond the period covered by the budgets or forecasts.

•         The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group's management to determine the values of the hypotheses is based both on its projections and past experience. These values are uniform and use external sources of information. At the same time, the valuations of the most significant goodwill have in general been reviewed by independent experts (not the Group's external auditors) who apply different valuation methods according to each type of asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

As of December 31, 2017, 2016 and 2015, no indicators of impairment have been identified in any of the main CGUs.

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test hypotheses CGU Goodwill in the United States
	2017	2016	2015
Discount rate	10.0%	10.0%	9.8%
Sustainable growth rate	4.0%	4.0%	4.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2017, 2016 and 2015 the Group used a steady growth rate of 4.0% based on the real GDP growth rate of the United States and expected inflation. This 4.0% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basic points) of each of the key assumptions:

Sensitivity analysis for main hypotheses - USA (Millions of euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(1,159)	1,371
Sustainable growth rate	661	(559)

(*) Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows. The rise in interest rates in 2017 and 2016, net interest income would be positively affected and, therefore, the recoverable amount of the CGU would increase.

Goodwill in business combinations in 2017 and 2016

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

Valuation and calculation of negative goodwill for the acquisition of stake in Catalunya Banc (Millions of euros)
	Carrying Amount	Fair Value
Acquisition cost (A)	-	1,165
Cash on hand	616	616
Financial assets held for trading	341	341
Available-for-sale financial assets	1,845	1,852
Loans and receivables	37,509	36,766
Held-to-maturity investments (*)	-	-
Fair value changes of the hedged items in portfolio hedge of interest rate risk	23	23
Derivatives – Hedge accounting	845	845
Non-current assets and disposal groups classified as held for sale	274	193
Investments in subsidiaries, joint ventures and associates	209	293
Tangible assets	908	626
Intangible assets	7	129
Other assets	581	498
Financial Liabilities Held for Trading	(332)	(332)
Financial liabilities at Amortized Cost	(41,271)	(41,501)
Fair value changes of the hedged items in portfolio hedge of interest rate risk	(490)	(490)
Derivatives – Hedge accounting	(535)	(535)
Provisions	(1,248)	(1,667)
Other liabilities	(84)	(84)
Deferred tax	3,312	3,630
Total fair value of assets and liabilities acquired (B)	-	1,205
Non controlling Interest Catalunya Banc Group (**) (C)	2	2
Non controlling Interest after purchase (D)	-	12
Negative goodwill (A)-(B)+(C )+(D)	-	(26)

(*)  After the purchase, it has been reclassified under the heading “Available-for-sale financial assets”

(**) It corresponds to non-controlling interests that Catalunya Banc held, prior to integration in the BBVA Group

Because the resulting goodwill was negative, the net fair value of identifiable assets acquired and lesser liabilities assumed was initially estimated as of June 30, 2015 in an amount of 22 million euros but subsequently the calculation was modified to 26 million euros a gain was recognized in the accompanying consolidated income statement for 2015 under the heading “Negative Goodwill” (see Note 2.2.7).

Garanti Bank

As stated in Note 3, in the year ended December 31, 2015 the Group acquired 14.89% of the share capital of the Garanti Bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Garanti Bank prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

Valuation and calculation of goodwill in Garanti Bank (Millions of euros)
	Carrying Amount	Fair Value
Acquisition cost (A)	-	5,044
Cash on hand	8,915	8,915
Financial assets held for trading	419	419
Financial assets designated at fair value through profit or loss	-	-
Available-for-sale financial assets	14,618	14,773
Loans and receivables	58,495	58,054
Non-current assets and disposal groups classified as held for sale	-	(2)
Investments in subsidiaries, joint ventures and associates	14	21
Hedging Derivatives	785	1,399
Non-current assets held for sale	11	1,188
Other assets	3,715	3,652
Financial liabilities designated at fair value through profit or loss	-	-
Financial liabilities at Amortized Cost	(70,920)	(70,926)
Provisions	(394)	(697)
Other liabilities	(6,418)	(6,418)
Deferred tax	263	182
Total fair value of assets and liabilities acquired (B)	-	10,560
Non controlling Interest Garanti Group (C)	5,669	5,669
Non controlling Interest after purchase (D)	-	635
Goodwill (A)-(B)+(C )+(D)	-	788

In accordance with the acquisition method, which implies to account at fair value the assets acquired and liabilities of Garanti Bank along with the intangible assets identifies, as well as the cash payment carried out by the Group related to the transaction generates goodwill.

According to IFRS-3, the calculation of goodwill may be modified during a period of one year from the acquisition date, in 2016 the Group finalized said process without significant changes. Among the adjustments to this calculation, Garanti´s brand has been reclassified as an intangible asset with a definite useful life, with its subsequent amortization under "Amortization - Other intangible assets" in the consolidated income statement.

The main significant assumptions used in the impairment test of this mentioned CGU are:

Impairment test assumptions CGU Goodwill in Turkey
	2017	2016	2015
Discount rate	18.0%	17.7%	14.8%
Sustainable growth rate	7.0%	7.0%	7.0%

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basic points) of each of the key assumptions:

Sensitivity analysis for main assumptions - Turkey (Millions of euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(298)	327
Sustainable growth rate	214	(196)

18.2      Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of euros)
	2017	2016	2015
Computer software acquisition expenses	1,682	1,877	1,875
Other intangible assets with an infinite useful life	12	12	26
Other intangible assets with a definite useful life	708	960	1,235
Total	2,402	2,849	3,137

The changes of this heading in December 31, 2017, 2016 and 2015, are as follows:

Other Intangible Assets (Millions of euros)
	Notes	2017	2016	2015
Balance at the beginning		2,849	3,137	1,673
Acquisition of subsidiaries in the year		-	-	1,452
Additions		564	645	571
Amortization in the year	45	(694)	(735)	(631)
Exchange differences and other		(305)	(196)	76
Impairment		(12)	(3)	(4)
Balance at the end		2,402	2,849	3,137

As of December 31, 2017, 2016 and 2015, the balance of fully amortized intangible assets that remained in use were €1,380 million, €1,501 million and €1,238 million respectively, while their recoverable value was not significant.

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

19.2      Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2017 are 2014 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2017 as a consequence of the tax authorities examination reviews, inspections were initiated through the year 2013 inclusive, and all such years closed with acceptance during the year 2017. In this way, these inspections did not constitute any material amount of the Consolidated Annual accounts due to the fact that their impact was provisioned.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that may be conducted by the tax authorities in the future may give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

19.3        Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period (Millions of euros)
	2017		2016		2015
	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Profit or (-) loss before tax	6,931		6,392		4,603
From continuing operations	6,931		6,392		4,603
From discontinued operations	-		-		-
Taxation at Spanish corporation tax rate 30%	2,079		1,918		1,381
Lower effective tax rate from foreign entities (*)	(307)		(298)		(221)
Mexico	(100)	27%	(105)	26%	(149)	25%
Chile	(29)	21%	(27)	17%	(28)	18%
Colombia	(3)	29%	22	36%	2	30%
Peru	(16)	27%	(18)	26%	(13)	28%
Turkey	(182)	21%	(176)	21%	-	-
Others	23		6		(33)
Revenues with lower tax rate (dividends)	(53)		(69)		(65)
Equity accounted earnings	(2)		(11)		(74)
Other effects	452		159		253
Current income tax	2,169		1,699		1,274
Of which:	-		-		-
Continuing operations	2,169		1,699		1,274
Discontinued operations	-		-		-

(*)    Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the years ended December 31, 2017, 2016 and 2015 is as follows:

Effective Tax Rate (Millions of euros)
	2017	2016	2015
Income from:
Consolidated Tax Group	(678)	(483)	(1,426)
Other Spanish Entities	29	52	107
Foreign Entities	7,580	6,823	5,922
Total	6,931	6,392	4,603
Income tax and other taxes	2,169	1,699	1,274
Effective Tax Rate	31.3%	26.6%	27.7%

In the year 2017, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous period, in the main countries in which the Group has a presence, have been in Chile (from 24,00% to 25,5%) and Peru (from 28,0% to 29,5%).

19.4      Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of euros)
	2017	2016	2015
Charges to total equity
Debt securities and others	(355)	(533)	(593)
Equity instruments	(74)	(2)	113
Subtotal	(429)	(535)	(480)
Total	(429)	(535)	(480)

19.5      Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of euros)
	2017	2016	2015
Tax assets
Current tax assets	2,163	1,853	1,901
Deferred tax assets	14,725	16,391	15,878
Pensions	395	1,190	1,022
Financial Instruments	1,453	1,371	1,474
Other assets (investments in subsidiaries)	357	662	554
Impairment losses	1,005	1,390	1,346
Other	870	1,236	981
Secured tax assets (*)	9,433	9,431	9,536
Tax losses	1,212	1,111	965
Total	16,888	18,245	17,779
Tax Liabilities
Current tax liabilities	1,114	1,276	1,238
Deferred tax liabilities	2,184	3,392	3,415
Financial Instruments	1,427	1,794	1,907
Charge for income tax and other taxes	757	1,598	1,508
Total	3,298	4,668	4,653

(*)    Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

At the end of year 2017, certain fiscal reforms have taken place in some countries where the Group operates, specifically in the United States, Turkey and Argentina, that will come into force as of January 1, 2018. The main changes are the modification of the tax rates applied for year 2018 but this effect has consequences in the valuation of the deferred tax assets and liabilities at December 2017.The most significant variations of the deferred assets and liabilities in the years 2017, 2016 and 2015 derived from the followings causes:

Deferred tax assets and liabilities (Millions of euros)
	2017		2016		2015
	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities
Balance at the beginning	16,391	3,392	15,878	3,418	10,391	3,177
Pensions	(795)	-	168	-	120	-
Financials Instruments	82	(367)	(103)	(113)	554	(189)
Other assets	(305)	-	108	-	19	-
Impairment losses	(385)	-	44	-	305	-
Others	(366)	(841)	255	-	76	-
Guaranteed Tax assets	2	-	(105)	-	4,655	-
Tax Losses	101	-	146	-	(242)	-
Charge for income tax and other taxes	-	-	-	87	-	430
Balance at the end	14,725	2,184	16,391	3,392	15,878	3,418

With respect to the changes in assets and liabilities due to deferred tax contained in the above table, the following should be pointed out:

•         The evolution of the deferred tax assets and liabilities (without taking into consideration the guaranteed deferred tax asset and the tax losses) in net terms is a decrease of €561 million mainly due to the register in non-current assets and disposal groups held for sale of the mayority of the tax assets and liabilities of Chile, to the regularization of the tax assets and liabilities of the United States due to the tax reform and to the operation of the corporate income tax in which differences between accounting and taxation produce movements in the deferred taxes.

•         The increase in tax losses is mainly due to the generation of negative tax bases and deductions during year 2017.

On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year.

As of December 31, 2017, 2016 and 2015, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets, amounted to 376 million euros, 874 million euros and 656 million euros, respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of euros)
	2017	2016	2015
Pensions	1,897	1,901	1,904
Impairment losses	7,536	7,530	7,632
Total	9,433	9,431	9,536

As of December 31, 2017, non-guaranteed net deferred tax assets of the above table amounted to €3,108 million (€3,568 and €2,924 million as of December 31, 2016 and 2015 respectively), which broken down by major geographies is as follows:

•         Spain: Net deferred tax assets recognized in Spain totaled €2,052 million as of December 31, 2017 (€2,007 and €1,437 million as of December 31, 2016 and 2015, respectively). €1,184 million of the figure recorded in the year ended December 31, 2017 for net deferred tax assets related to tax credits and tax loss carry forwards and €868 million relate to temporary differences.

•         Mexico: Net deferred tax assets recognized in Mexico amounted to €615 million as of December 31, 2017 (€698 and €608 million as of December 31, 2016 and 2015, respectively). 98,24% of deferred tax assets as of December 31, 2017 relate to temporary differences. The remainders are tax credits carry forwards.

•         South America: Net deferred tax assets recognized in South America amounted to €26 million as of December 31, 2017 (€362 and €330 million as of December 31, 2016 and 2015, respectively). All the deferred tax assets relate to temporary differences.

•         The United States: Net deferred tax assets recognized in The United States amounted to €180 million as of December 31, 2017 (€345 and €300 million as of December 31, 2016 and 2015, respectively). All the deferred tax assets relate to temporary differences.

•         Turkey: Net deferred tax assets recognized in Turkey amounted to €224 million as of December 31, 2017 (€135 and €217 million as of December 31, 2016 and 2015 respectively). As of December 31, 2017, all the deferred tax assets correspond to €13 million of tax credits related to tax losses carry forwards and deductions and €211 million relate to temporary differences.

Based on the information available as of December 31, 2017, including historical levels of benefits and projected results available to the Group for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain deductible temporary differences, negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately 2,284 million euros, which are mainly originated by Catalunya Banc.

20.          Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities: Breakdown by nature (Millions of euros)
	2017	2016	2015
ASSETS
Inventories	229	3,298	4,303
Real estate	226	3,268	4,172
Others	3	29	131
Transactions in progress	156	241	148
Accruals	768	723	804
Prepaid expenses	509	518	558
Other prepayments and accrued income	259	204	246
Other items	3,207	3,012	3,311
Total Assets	4,359	7,274	8,565
LIABILITIES
Transactions in progress	165	127	52
Accruals	2,490	2,721	2,609
Accrued expenses	1,997	2,125	2,009
Other accrued expenses and deferred income	493	596	600
Other items	1,894	2,131	1,949
Total Liabilities	4,550	4,979	4,610

The heading "Inventories" includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The roll-forward of our inventories from distressed customers is provided below:

Inventories from Distressed Customers (Millions of euros)
	2017	2016	2015
Balance at the beginning	8,499	9,318	9,119
Business combinations and disposals	-	-	580
Acquisitions	533	336	797
Disposals	(2,288)	(1,214)	(1,188)
Others	(6,653)	59	10
Balance at the end	91	8,499	9,318
Accumulated impairment losses	(26)	(5,385)	(5,291)
Carrying amount	65	3,114	4,026

The impairment included under the heading “Impairment or reversal of impairment on non-financial assets” of the accompanying consolidated financial statements were €307, €375 million and €209 million in 2017, 2016 and 2015, respectively (see Note 48).

As of December 31, 2017, the balance of real estate assets acquired from distressed customers was reclassified to the heading "Non-current assets and disposable groups of items that have been classified as held for sale" (see Note 21) due to the agreement with Cerberus to transfer the Real Estate business in Spain (See Note 3).

21.          Non-current assets and disposal groups held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale Breakdown by items (Millions of euros)
	2017	2016	2015
Foreclosures and recoveries	6,207	4,225	3,991
Foreclosures (*)	6,047	4,057	3,775
Recoveries from financial leases	160	168	216
Other assets from tangible assets	447	1,181	706
Property, plant and equipment	447	378	431
Operating leases (**)	-	803	275
Business sale - Assets (***)	18,623	40	37
Accrued amortization (****)	(77)	(116)	(80)
Impairment losses	(1,348)	(1,727)	(1,285)
Total Non-current assets and disposal groups classified as held for sale	23,853	3,603	3,369

(*)     As of December 31, 2017, included mainly the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3)

(**)   As of December 31, 2016, included mainly Real Estate Investments from BBVA Propiedad, S.A. which were transferred to Testa Residencial, S.A.  in the first quarter of 2017 (see Note 16).

(***)  As of December 31, 2017, included mainly the BBVA’s stake in BBVA Chile (see Note 3).

(****) Amortization accumulated until related asset reclassified as “non-current assets and disposal groups held for sale”.

The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2017, 2016 and 2015 are as follows:

Non-current assets and disposal groups classified as held for sale Changes in the year 2017 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets (**)	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		4,057	168	1,065	40	5,330
Additions		791	45	1	-	837
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(1,037)	(49)	(131)	-	(1,217)
Transfers, other movements and exchange differences (**)		2,236	(4)	(564)	18,583	20,251
Balance at the end		6,047	160	371	18,623	25,201

Impairment (2)
Balance at the beginning		1,237	47	443	-	1,727
Additions	50	143	14	1	-	158
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(272)	(7)	(42)	-	(321)
Other movements and exchange differences		(6)	(2)	(208)	-	(216)
Balance at the end		1,102	52	194	-	1,348
Balance at the end of Net carrying value (1)-(2)		4,945	108	177	18,623	23,853

(*)     Net of amortization accumulated until assets were reclassified as non-current assets held for sale

(** )  As of December 31, 2017, included mainly the BBVA’s stake in BBVA Chile   and  the agreement with Cerberus to transfer the "Real Estate" business in  Spain  (see Note 3)

Non-current assets and disposal groups classified as held for sale Changes in the year 2016 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		3,775	216	626	37	4,654
Additions		582	57	23	-	662
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(779)	(77)	(170)	3	(1,023)
Transfers, other movements and exchange differences		480	(28)	586	-	1,037
Balance at the end		4,057	168	1,065	40	5,330

Impairment (2)
Balance at the beginning		994	52	240	-	1,285
Additions	50	129	3	5	-	136
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(153)	(6)	(33)	-	(192)
Other movements and exchange differences		268	(2)	232	-	499
Balance at the end		1,237	47	443	-	1,727
Balance at the end of Net carrying value (1)-(2)		2,820	121	621	40	3,603

(*) Net of amortization accumulated until assets were reclassified as non-current assets held for sale

Non-current assets and disposal groups classified as held for sale Changes in the year 2015 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets (**)	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		3,144	186	241	924	4,495
Additions		801	94	79	-	974
Contributions from merger transactions		446	1	163	-	609
Retirements (sales and other decreases)		(586)	(53)	(163)	(887)	(1,688)
Transfers, other movements and exchange differences		(30)	(13)	307	-	264
Balance at the end		3,775	216	626	37	4,654

Impairment (2)
Balance at the beginning		578	53	70	-	702
Additions	50	208	11	66	-	285
Contributions from merger transactions		328	-	75	-	404
Retirements (sales and other decreases)		(117)	(14)	(39)	-	(170)
Other movements and exchange differences		(4)	2	66	-	64
Balance at the end		994	52	240	-	1,285
Balance at the end of Net carrying value (1)-(2)		2,781	164	387	37	3,369

(*) Net of amortization accumulated until assets were reclassified as non-current assets held for sale

(**) Business sale agreement (Note 3)

Assets from foreclosures or recoveries

As of December 31, 2017, 2016 and 2015, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €1,924, €2,326 and €2,415 million in assets for residential use; €491, €574 and €486 million in assets for tertiary use (industrial, commercial or office) and €29, €41 and €44 million in assets for agricultural use, respectively.

In December 31, 2017, 2016 and 2015, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2017, 2016 and 2015, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €207, €219 and €179 million, respectively; with an average financing of 73% of the sales price.

As of December 31, 2017, 2016 and 2015, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €1,  €1 and €18 million, respectively.

22.          Financial liabilities at amortized cost

22.1      Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of euros)
	Notes	2017	2016	2015
Deposits
Deposits from Central Banks	9	37,054	34,740	40,087
Deposits from Credit Institutions		54,516	63,501	68,543
Customer deposits		376,379	401,465	403,362
Debt securities issued		63,915	76,375	81,980
Other financial liabilities		11,850	13,129	12,141
Total		543,714	589,210	606,113

22.2      Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from credit institutions (Millions of euros)
	Notes	2017	2016	2015
Term deposits		25,941	30,429	38,153
Demand deposits		3,731	4,651	4,318
Repurchase agreements	35	24,843	28,420	26,072
Other deposits		-	-	-
Total		54,516	63,501	68,543

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from Credit Institutions. December 2017 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	762	3,879	878	5,518
The United States	1,563	2,398	-	3,961
Mexico	282	330	1,817	2,429
Turkey	73	836	44	953
South America	448	2,538	13	2,999
Rest of Europe	526	12,592	21,732	34,849
Rest of the world	77	3,369	360	3,806
Total	3,731	25,941	24,843	54,516
Deposits from Credit Institutions. December 2016 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	956	4,995	817	6,768
The United States	1,812	3,225	3	5,040
Mexico	306	426	2,931	3,663
Turkey	317	1,140	5	1,463
South America	275	3,294	465	4,035
Rest of Europe	896	13,751	23,691	38,338
Rest of the world	88	3,597	509	4,194
Total	4,651	30,429	28,420	63,501
Deposits from Credit Institutions. December 2015 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	951	6,718	593	8,262
The United States	1,892	5,497	2	7,391
Mexico	54	673	916	1,643
Turkey	355	1,423	8	1,786
South America	212	3,779	432	4,423
Rest of Europe	801	15,955	23,140	39,896
Rest of the world	53	4,108	981	5,142
Total	4,318	38,153	26,072	68,543

22.3      Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

Customer deposits (Millions of euros)
	Notes	2017	2016	2015
General Governments		23,210	21,396	25,396
Current accounts		223,497	212,604	195,655
Time deposits		116,538	153,388	165,469
Repurchase agreements	35	9,076	13,514	15,744
Subordinated deposits		194	233	285
Other accounts		3,864	330	814
Total		376,379	401,465	403,362
Of which:
In Euros		184,150	189,438	203,053
In foreign currency		192,229	212,027	200,309

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer Deposits. December 2017 (Millions of euros)
	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	123,382	39,513	2,664	165,559
The United States	36,728	21,436	-	58,164
Mexico	36,492	11,622	4,272	52,387
Turkey	12,427	24,237	152	36,815
South America	23,710	15,053	2	38,764
Rest of Europe	6,816	13,372	1,989	22,177
Rest of the world	1,028	1,484	-	2,511
Total	240,583	126,716	9,079	376,379

Customer Deposits. December 2016 (Millions of euros)
	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	102,730	56,391	1,901	161,022
The United States	26,997	23,023	263	50,282
Mexico	36,468	10,647	7,002	54,117
Turkey	47,340	14,971	-	62,311
South America	9,862	28,328	21	38,211
Rest of Europe	6,959	19,683	4,306	30,949
Rest of the world	1,190	3,382	-	4,572
Total	231,547	156,425	13,493	401,465

Customer Deposits. December 2015 (Millions of euros)
	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	86,564	70,816	11,309	168,689
The United States	47,071	15,893	24	62,988
Mexico	36,907	10,320	4,195	51,422
Turkey	9,277	26,744	15	36,036
South America	24,574	19,591	304	44,469
Rest of Europe	5,514	22,833	7,423	35,770
Rest of the world	357	3,631	-	3,988
Total	210,264	169,828	23,270	403,362

22.4      Debt securities issued (including bonds and debentures)

The breakdown of the balance under this heading, by currency, is as follows:

Debt securities issued (Millions of euros)
	2017	2016	2015
In Euros	38,735	45,619	51,449
Promissory bills and notes	1,309	875	471
Non-convertible bonds and debentures	9,418	8,766	10,081
Covered bonds	16,425	24,845	29,672
Hybrid financial instruments	807	468	396
Securitization bonds	2,295	3,693	4,729
Other securities	-	-	-
Subordinated liabilities	8,481	6,972	6,100
Convertible	4,500	4,070	3,030
Convertible perpetual securities	4,500	4,070	3,030
Convertible subordinated debt	-	-	-
Non-convertible	3,981	2,902	3,071
Preferred Stock	107	359	357
Other subordinated liabilities	3,875	2,543	2,714
In Foreign Currencies	25,180	30,759	30,531
Promissory bills and notes	3,157	382	194
Non-convertible bonds and debentures	11,109	15,134	14,976
Covered bonds	650	149	148
Hybrid financial instruments	1,809	2,059	2,422
Securitization bonds	47	3,019	3,077
Other securities	-	-	-
Subordinated liabilities	8,407	10,016	9,715
Convertible	2,085	1,548	1,511
Convertible perpetual securities	2,085	1,548	1,511
Convertible subordinated debt	-	-	-
Non-convertible	6,323	8,467	8,204
Preferred Stock	55	620	616
Other subordinated liabilities	6,268	7,846	7,589
Total	63,915	76,375	81,980

As of December 31, 2017, 71% of “Debt securities issued” have fixed-interest rates and 29% have variable interest rates.

Most of the foreign currency issues are denominated in U.S. dollars.

22.4.1       Non-convertible bonds and debentures

The senior debt issued by BBVA Senior Finance, S.A.U., are guaranteed jointly, severally and irrevocably by the Bank.

22.4.2       Subordinated liabilities

The issuances of BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. For additional information of the outstanding subordinated debt, see Appendix VI. The balance variances are mainly due to the following transactions:

Convertible perpetual securities

On May 24, 2017, BBVA carried out the fifth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The issuance qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation EU 575/2013 (see Note 22.3).

Additionally, on November 14, 2017, BBVA carried out the sixth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1,000 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The qualification of this issuance as additional tier 1 capital has been requested (see Note 22.3).

The additional four issuances of perpetual contingent convertible securities (additional tier 1 instruments) with exclusion of pre-emptive subscription rights of shareholders (in April 2013 for an amount of $1.5 billion, in February 2014 and February 2015 for an amount of €1.5 billion each one, and in April 2016 for an amount of €1 billion). These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. The first two issuances are listed in the Singapore Exchange Securities Trading Limited and the last two issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these four issuances qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation UE 575/2013 (see Note 22.3).

These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.

These issues may be fully redeemed at BBVA´s option only in the cases contemplated in their respective terms and conditions, and in any case, in accordance with the provisions of the applicable legislation.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred Securities by Issuer (Millions of euros)
	2017	2016	2015
BBVA International Preferred, S.A.U. (1)	36	855	842
Unnim Group (2)	98	100	109
Compass Group	19	22	22
BBVA Colombia, S.A.	1	1	1
Others	9	1	-
Total	163	979	974

(1)   Listed on the London and New York stock exchanges.

(2)   Unnim Group: Issuances prior to the acquisition by BBVA.

These issues were fully subscribed at the moment of the issue by qualified/institutional investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Redemption of preferred securities

On March 20, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series B preferred securities for an outstanding amount of €164,350,000.

Likewise, on March 22, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series A preferred securities for an outstanding amount of €85,550,000.

Finally, on April 18, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series C preferred securities for an outstanding amount of USD 600,000,000.

22.5       Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of euros)
	Notes	2017	2016	2015
Creditors for other financial liabilities		2,835	3,465	3,303
Collection accounts		3,452	2,768	2,369
Creditors for other payables		5,563	6,370	5,960
Dividend payable but pending payment	4	-	525	509
Total		11,850	13,129	12,141

23.          Liabilities under insurance and reinsurance contracts

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

There are two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

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

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under -Insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

Technical Reserves by type of insurance product (Millions of euros)
	2017	2016	2015
Mathematical reserves	7,961	7,813	8,101
Individual life insurance (1)	5,359	4,791	4,294
Savings	4,391	3,943	3,756
Risk	967	848	526
Others	1	-	12
Group insurance (2)	2,601	3,022	3,807
Savings	2,455	2,801	3,345
Risk	147	221	462
Others	-	-	-
Provision for unpaid claims reported	631	691	697
Provisions for unexpired risks and other provisions	631	635	609
Total	9,223	9,139	9,407

(1)    Provides coverage in the event of death or disability.

(2)    The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees.

The cash flows of those Liabilities under insurance and reinsurance contracts are shown below:

Maturity (Millions of euros) Liabilities under Insurance and Reinsurance Contracts
	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
2017	1,560	1,119	1,502	5,042	9,223
2016	1,705	1,214	1,482	4,738	9,139
2015	1,652	1,397	1,495	4,863	9,407

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 85% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are compliant with IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions as of December 31, 2017, used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical Reserves
	Mortality table		Average technical interest type
	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2 GKM 80 / GKMF 95 PERMF 2000 PASEM	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.26%-3.27%	2.50%
Group insurance(2)	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%

(1)    Provides coverage in the case of one or more of the following events: death and disability.

(2)    Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees.

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2017, 2016 and 2015, the balance under this heading amounted to €421, €447 million and €511 million, respectively.

24.          Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of euros)
	Notes	2017	2016	2015
Provisions for pensions and similar obligations	25	5,407	6,025	6,299
Other long term employee benefits	25	67	69	68
Provisions for taxes and other legal contingencies		756	418	616
Provisions for contingent risks and commitments		578	950	714
Other provisions (1)		669	1,609	1,155
Total		7,477	9,071	8,852

(1)  During the year 2015 and 2016, provisions corresponding to different concepts and different geographies that are not individually significant individually, except originated of the Purchase Price Agreement of Catalunya Banc and Garanti Group (see Note 18.1).

The change in provisions for pensions and similar obligations for the years ended December 31, 2017, 2016 and 2015 is as follows:

Provisions for pensions and similar obligations. Changes Over the Period (Millions of euros)
	Notes	2017	2016	2015
Balance at the beginning		6,025	6,299	5,970
Add
Charges to income for the year		391	402	687
Interest expenses and similar charges		71	96	108
Personnel expenses	44.1	62	67	57
Provision expenses		258	239	522
Charges to equity (1)	25	140	339	135
Transfers and other changes (2)		(264)	66	440
Less
Benefit payments	25	(861)	(926)	(925)
Employer contributions	25	(25)	(154)	(8)
Balance at the end		5,407	6,025	6,299

(1) Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (see Note 2.2.12).

(2) In the year 2015 this line item correspond mainly to the incorporation of Garanti y Catalunya Banc (see Note 3).

Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period (Millions of euros)
	2017	2016	2015
Balance at beginning	2,028	1,771	1,031
Additions	868	1,109	334
Acquisition of subsidiaries (*)	-	-	1,256
Unused amounts reversed during the period	(164)	(311)	(205)
Amount used and other variations	(1,306)	(540)	(645)
Balance at the end	1,425	2,028	1,771

(*) In the year 2015 this line item mainly includes the incorporation of Garanti y Catalunya Banc in year 2015 (see Note 3).

Ongoing legal proceedings and litigation

The financial sector is facing an environment of greater regulatory and litigious pressure. In this environment, BBVA is frequently party to individual or collective legal actions arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the legal counsel, BBVA considers that, as of December 31, 2017, none of such actions is material, individually or as a whole, and with no significant impact on the operating results, liquidity or financial situation at a Group consolidated or individual level of the Bank. As of December 31, 2017 BBVA´s Management believes that the provisions made in respect of such legal proceedings are adequate.

In the consolidated financial statements for the year 2016, the judicial procedure related to the clauses of limitation of interest rates in mortgage loans with consumers (the so-called “cláusulas suelo”) was considered material. In relation to this issue, after the preliminary ruling to the Court of Justice of the European Union (CJEU), and after the analysis carried out on the portfolio of mortgage loans to consumers to which a floor clause had been applied, BBVA endowed a provision of €577 million (with an impact on the attributed profit of approximately €404 million) recorded in the consolidated profit and loss account for 2016, to cover potential claims. This provision has been used for this purpose during the year 2017. The additional provisions that have been made during the year 2017, to cover the possible claims that may arise in relation to this matter, have not been significant.

25.          Post-employment and other employee benefit commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirees.

The breakdown of the balance sheet net defined benefit liability as of December 31, 2017, 2016 and 2015 is provided below:

Net Defined Benefit Liability (asset) on the Consolidated Balance Sheet (Millions of euros)
	2017	2016	2015
Pension commitments	4,969	5,277	5,306
Early retirement commitments	2,210	2,559	2,855
Medical benefits commitments	1,204	1,015	1,023
Other long term employee benefits	67	69	68
Total commitments	8,451	8,920	9,252
Pension plan assets	1,892	1,909	1,974
Medical benefit plan assets	1,114	1,113	1,149
Total plan assets (1)	3,006	3,022	3,124

Total net liability / asset on the consolidated balance sheet	5,445	5,898	6,128
Of which:
Net asset on the consolidated balance sheet (2)	(27)	(194)	(238)
Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	5,407	6,025	6,299
Net liability on the consolidated balance sheet for other long term employee benefits (4)	67	69	68

(1)    In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of 142€  million which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(2)    Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(3)    Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance  sheet (see Note 24).

(4)     Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

The amounts relating to benefit commitments charged to consolidated income statement for the years 2017, 2016 and 2015 are as follows:

Consolidated Income Statement Impact (Millions of euros)
	Notes	2017	2016	2015
Interest and similar expenses		71	96	108
Interest expense		294	303	309
Interest income		(223)	(207)	(201)
Personnel expenses		149	154	141
Defined contribution plan expense	44.1	87	87	84
Defined benefit plan expense	44.1	62	67	57
Provisions (net)	46	343	332	592
Early retirement expense		227	236	502
Past service cost expense		3	(2)	26
Remeasurements (*)		31	3	20
Other provision expenses		82	95	44
Total impact on Consolidated Income Statement: Debit (Credit)		563	582	841

(*)   Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes. As of December 31, 2017, 2016 and 2015 are as follows:

Equity Impact (Millions of euros)
	2017	2016	2015
Defined benefit plans	(40)	237	128
Post-employment medical benefits	179	119	7
Total impact on equity: Debit (Credit) (*)	140	356	135

25.1      Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2017, 2016 and 2015 is presented below:

Defined Benefits (Millions of euros)
	2017			2016			2015
	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	8,851	3,022	5,829	9,184	3,124	6,060	8,622	2,937	5,685
Current service cost	64	-	64	67	-	67	57	-	57
Interest income or expense	290	223	68	299	207	92	309	201	108
Contributions by plan participants	4	4	-	5	5	-	2	2	-
Employer contributions	-	25	(25)	-	154	(154)	-	8	(8)
Past service costs (1)	231	-	231	235	-	235	530	-	530
Remeasurements:	331	161	171	354	(5)	359	42	(113)	155
Return on plan assets (2)	-	161	(161)	-	(20)	20	-	(106)	106
From changes in demographic assumptions	100	-	100	107	-	107	8	-	8
From changes in financial assumptions	220	-	220	106	-	106	(53)	-	(53)
Other actuarial gain and losses	12	-	12	141	15	125	88	(7)	94
Benefit payments	(1,029)	(169)	(861)	(1,052)	(169)	(883)	(1,086)	(146)	(940)
Settlement payments	-	-	-	(43)	-	(43)	(2)	(17)	15
Business combinations and disposals	-	-	-	-	-	-	795	321	474
Effect on changes in foreign exchange rates	(278)	(258)	(19)	(282)	(293)	11	(136)	(98)	(38)
Conversions to defined contributions	(82)	-	(82)	-	-	-	-	-	-
Other effects	(1)	(1)	-	84	-	84	50	28	22
Balance at the end	8,384	3,006	5,378	8,851	3,022	5,829	9,184	3,124	6,060
Of which
Spain	5,442	320	5,122	6,157	358	5,799	6,491	380	6,111
Mexico	1,661	1,602	60	1,456	1,627	(171)	1,527	1,745	(219)
The United States	360	309	51	385	339	46	362	329	33
Turkey	520	424	96	447	348	99	435	337	98

(1)    Including gains and losses arising from settlements.

(2)    Excluding interest, which is recorded under "Interest income or expense".

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2017 includes €341 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.

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

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2017, 2016 and 2015:

Actuarial Assumptions (Millions of euros)
		2017				2016				2015
	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey
Discount rate	1.24%	9.48%	3.57%	11.60%	1.50%	9.95%	4.04%	11.50%	2.00%	9.30%	4.30%	10.30%
Rate of salary increase	-	4.75%	-	9.90%	1.50%	4.75%	3.00%	9.30%	2.00%	4.75%	3.00%	8.60%
Rate of pension increase	-	2.13%	-	8.40%	-	2.13%	-	7.80%	-	2.13%	-	7.10%
Medical cost trend rate	-	7.00%	-	12.60%	-	6.75%	-	10.92%	-	6.75%	-	9.94%
Mortality tables	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA97 (adjustment EMSSA09)	RP 2014	CSO2001	PERM/F 2000P	EMSSA 97	RP 2014	CSO2001

In Spain, the discount rate shown as of December, 31, 2017, corresponds to the weighted average rate, the actual discount rates used are 0.50% and 1.75% depending on the type of commitment.

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) denominated in Euro in the case of Spain, Mexican peso for Mexico and USD for the United States, and government bonds denominated in new Turkish Lira for Turkey.

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity Analysis (Millions of euros)
	Basis points change	2017		2016
		Increase	Decrease	Increase	Decrease
Discount rate	50	(352)	386	(367)	401
Rate of salary increase	50	5	(5)	9	(9)
Rate of pension increase	50	23	(22)	28	(27)
Medical cost trend rate	100	290	(225)	263	(204)
Change in obligation from each additional year of longevity	-	155	-	121	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2017, 2016 and 2015, the actuarial liabilities for the outstanding awards amounted to €67 million, €69 million, and €68 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).

As described above, the Group maintains both pension and medical post-employment benefit commitments with their employees.

25.1.1    Post-employment commitments and similar obligations

These commitments relate mostly to pensions in payment, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.

In addition, during the year 2017, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 731 employees (613 and 1,817 employees during years 2016 and 2015, respectively). These commitments include both the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2017, 2016 and 2015, the value of these commitments amounted to €2,210 million, €2,559 million and €2,855 million, respectively.

The change in the benefit plan obligations and plan assets as of December 31, 2017 was as follows:

Post-employment commitments 2017 (Millions of euros)
	Defined Benefit Obligation
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,157	455	385	447	392
Current service cost	4	5	3	21	5
Interest income or expense	78	44	14	45	9
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	-	-	-	-
Past service costs (1)	235	1	-	4	3
Remeasurements:	(46)	48	20	113	(3)
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	22	(2)	-	(3)
From changes in financial assumptions	(33)	18	22	81	4
Other actuarial gain and losses	(13)	7	-	32	(4)
Benefit payments	(906)	(41)	(14)	(24)	(10)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(41)	(47)	(89)	(9)
Conversions to defined contributions	(82)	-	-	-	-
Other effects	2	-	(2)	-	(1)
Balance at the end	5,442	470	360	520	387
Of which:
Vested benefit obligation relating to current employees	111
Vested benefit obligation relating to retired employees	5,331
Post-employment commitments 2017 (Millions of euros)
	Plan Assets
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	358	514	339	348	349
Current service cost	-	-	-	-	1
Interest income or expense	5	50	13	36	7
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	1	-	16	8
Past service costs (1)	-	-	-	-	1
Remeasurements:	21	10	11	101	(2)
Return on plan assets (2)	21	10	11	101	(2)
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-
Benefit payments	(64)	(40)	(12)	(12)	(7)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(46)	(41)	(68)	(4)
Conversions to defined contributions	-	-	-	-	-
Other effects	-	-	(1)	-	-
Balance at the end	320	488	309	424	351
Post-employment commitments 2017 (Millions of euros)
	Net Liability (Asset)
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,799	(59)	46	99	43
Current service cost	4	5	3	21	5
Interest income or expense	73	(6)	1	9	2
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	(1)	-	(16)	(8)
Past service costs (1)	235	1	-	4	3
Remeasurements:	(67)	38	9	12	(1)
Return on plan assets (2)	(21)	(10)	(11)	(101)	2
From changes in demographic assumptions	-	22	(2)	-	(3)
From changes in financial assumptions	(33)	18	22	81	4
Other actuarial gain and losses	(13)	7	-	32	(4)
Benefit payments	(842)	(1)	(2)	(11)	(3)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	5	(5)	(21)	(5)
Conversions to defined contributions	(82)	-	-	-	-
Other effects	2	-	(1)	-	(1)
Balance at the end	5,122	(18)	51	96	36

(1)    Including gains and losses arising from settlements.

(2)Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2016 and 2015 was as follows:

Post-employment commitments (Millions of euros)
	2016: Net liability (asset)					2015: Net liability (asset)
	Spain	Mexico	USA	Turkey	Rest of the world	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,109	(79)	35	97	24	5,830	(94)	38	-	69
Current service cost	10	6	4	22	5	9	8	3	2	4
Interest income or expense	98	(7)	1	8	2	123	(10)	1	4	3
Contributions by plan participants	-	-	-	-	-	-	-	-	-	-
Employer contributions	-	(14)	(1)	(17)	(9)	-	(1)	-	-	(7)
Past service costs (1)	240	1	-	4	(4)	550	(15)	-	2	-
Remeasurements:	188	23	10	8	11	112	29	(9)	10	7
Return on plan assets (2)	(35)	23	3	(23)	(8)	-	50	19	(54)	(3)
From changes in demographic assumptions	-	2	(5)	-	(1)	-	-	(7)	15	-
From changes in financial assumptions	192	(22)	13	(23)	37	101	(23)	(18)	(25)	3
Other actuarial gain and losses	31	19	(1)	54	(17)	11	2	(3)	74	7
Benefit payments	(867)	-	(3)	(9)	(2)	(913)	-	(20)	(4)	(3)
Settlement payments	(43)	-	-	-	-	-	-	17	-	-
Business combinations and disposals	-	-	-	-	-	378	-	-	96	-
Effect on changes in foreign exchange rates	-	10	2	(15)	(4)	1	5	4	(11)	(45)
Other effects	63	-	(3)	-	20	23	1	(1)	-	(1)
Balance at the end	5,799	(59)	46	99	42	6,109	(78)	33	98	23

(1)     Includes gains and losses from settlements.

(2)     Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A.– a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other post-employment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (registered according to the classification of the corresponding financial instruments). As of December 31, 2017 the value of these separate assets was €2,689 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2017, 2016 and 2015, the fair value of the aforementioned insurance policies (€320, €358 million and €380 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

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

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella Social Security system. Such system provides for the transfer of the various previously established funds.

The financial sector is in this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The Foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €228 million as of December 31, 2017 pending future transfer to the Social Security system.

Furthermore, Garanti has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

Until the year 2016, he Bank also had commitments to pay indemnities to certain employees and members of the Group’s Senior Management in the event that they cease to hold their positions for reasons other than their own will, retirement, disability or serious dereliction of duties. The amount will be calculated according to the salary and professional conditions of each employee, taking into consideration fixed elements of the remuneration and the length of office at the Bank. Under no circumstances indemnities will be paid in cases of disciplinary dismissal for misconduct upon decision of the employer on grounds of the employee's serious dereliction of duties.

25.1.2    Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2017, 2016 and 2015 was as follows:

Medical Benefits Commitments
	2017			2016			2015
	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,015	1,113	(98)	1,022	1,149	(127)	1,083	1,240	(157)
Current service cost	26	-	26	24	-	24	31	-	31
Interest income or expense	101	112	(11)	86	97	(11)	95	109	(14)
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	114	(114)	-	-	-
Past service costs (1)	(11)	-	(11)	(5)	-	(5)	1	-	1
Remeasurements:	200	21	179	59	(60)	119	(87)	(94)	7
Return on plan assets (2)	-	21	(21)	-	(60)	60	-	(94)	94
From changes in demographic assumptions	83	-	83	110	-	110	-	-	-
From changes in financial assumptions	128	-	128	(91)	-	(91)	(91)	-	(91)
Other actuarial gain and losses	(10)	-	(10)	39	-	39	4	-	4
Benefit payments	(35)	(33)	(2)	(33)	(30)	(2)	(30)	(30)	-
Settlement payments	-	-	-	-	-	-	(2)	-	(2)
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(92)	(100)	8	(138)	(156)	18	(69)	(76)	8
Other effects	-	-	-	-	-	-	-	-	-
Balance at the end	1,204	1,114	91	1,015	1,113	(98)	1,022	1,149	(127)

(1)     Including gains and losses arising from settlements.

(2)     Excluding interest, which is recorded under "Interest income or expense".

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by a medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

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

25.1.3    Estimated benefit payments

As of December 31, 2017, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico, The United States and Turkey are as follows:

Estimated Benefit Payments (Millions of euros)
	2018	2019	2020	2021	2022	2023-2027
Commitments in Spain	753	681	596	500	402	1,101
Commitments in Mexico	78	79	83	90	95	591
Commitments in United States	15	16	17	18	18	101
Commitments in Turkey	25	15	17	20	22	189
Total	871	791	713	628	537	1,982

25.1.4    Plan assets

The majority of the Group´s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements in Spain.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entities assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

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

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2017:

Plan Assets Breakdown (Millions of euros)
2017
Cash or cash equivalents	68
Debt securities (Government bonds)	2,178
Property	1
Mutual funds	1
Insurance contracts	4
Other investments	10
Total	2,261
Of which:
Bank account in BBVA	5
Debt securities issued by BBVA	3

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey

The following table provides details of investments in listed securities (Level 1) as of December 31, 2017:

Investments in listed markets
2017
Cash or cash equivalents	68
Debt securities (Government bonds)	2,178
Mutual funds	1
Total	2,247
Of which:
Bank account in BBVA	5
Debt securities issued by BBVA	3

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2017, almost all of the assets related to employee’s commitments corresponded to fixed income securities.

25.2      Defined contribution plans

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).

26.          Common stock

As of December 31, 2017, BBVA’s common stock amounted to €3,267,264,424.20  divided into 6,667,886,580  fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange. Also, as of December 31, 2017, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market (Latibex) of the Madrid Stock Exchange and on the New York Stock Exchange.

Additionally, as of December 31, 2017, the shares of BBVA Banco Continental, S.A .; Banco Provincial, S.A .; BBVA Colombia, S.A .; BBVA Chile, S.A .; BBVA Banco Francés, S.A. and Turkiye Garanti Bankasi A.S., were listed on their respective local stock markets. BBVA Banco Francés, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange.

As of December 31, 2017, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 12.53%, 6.48%, and 3.80% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On October 18, 2017, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, it now has an indirect holding of BBVA common stock totaling 5.939%, of which 5.708% are voting rights attributed to shares and 0,231% are voting rights through financial instruments.

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

The changes in the heading “Paid up Capital” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase
	Number of Shares	Paid up capital (Millions of Euros)
As of December 31, 2015	6,366,680,118	3,120
Dividend option - April 2016	113,677,807	56
Dividend option - October 2016	86,257,317	42
As of December 31, 2016	6,566,615,242	3,218
Dividend Option . April 2017	101,271,338	50
As of December 31, 2017	6,667,886,580	3,267

“Dividend Option” Program in 2017:

The AGM of BBVA held on March 17, 2017 adopted, under agenda item three, a capital increase to be charged to voluntary reserves to implement the shareholder remuneration system called the “Dividend Option” this year in similar conditions to those agreed in 2014, 2015 and 2016, conferring on the Board of Directors, in accordance with article 297.1.a) of the Spanish Companies Act, the authority to set the date on which the capital increase should be carried out, within one year of the date of approval of the AGM resolution.

By virtue of such resolution, the Board of Directors of BBVA resolved, on March 29, 2017, to execute the capital increase to be charged to voluntary reserves, in accordance with the terms and conditions approved by the AGM mentioned above. As a result, BBVA’s share capital was increased by an amount of 49,622,955.62 euros through the issuance of 101,271,338 newly-issued BBVA ordinary shares at 0.49 euros par value each (see Note 4).

“Dividend Option” Program in 2016:

The AGM held on March 11, 2016, under agenda item three, adopted four capital increase resolutions to be charged to voluntary reserves to once again implement the shareholder remuneration program called the “Dividend Option” (see Note 4), conferring on the Board of Directors, in accordance with article 297.1 a) of the Spanish Companies Act, the authority to set the date on which said capital increases should be carried out, within one year of the date of approval of the AGM resolution, including the power not to implement any of the resolutions, when deemed advisable.

On March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to voluntary reserves, in accordance with the terms and conditions agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €55,702,125.43 through the issuance of 113,677,807 ordinary shares at €0.49 par value each.

On September 28, 2016, BBVA’s Board of Directors approved the execution of the second of the capital increases charged to voluntary reserves in accordance with the terms and conditions agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €42,266,085.33 through the issuance of 86,257,317 ordinary shares at €0.49 par value each.

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

 Convertible and/or exchangeable securities:

The AGM held on March 17, 2017, resolved, under agenda item five, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders’ pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to ensure the nominal amount of the capital increases resolved or effectively carried out to cover the conversion of mandatory convertible issuances of this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.

In use of the authority mentioned above, BBVA carried out, on May 24, 2017 the fifth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The issuance qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation EU 575/2013 (see Note 22.3).

Likewise, in use of such authority, BBVA carried out, on November 14, 2017 the sixth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1,000 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The qualification of this issuance as additional tier 1 capital has been requested (see Note 22.3).

In past years, BBVA has carried out, in use of the authority to issue convertible securities conferred by the AGM held on March 16, 2012 (in effect until March 16, 2017), four additional issuances of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders (in April 2013 for an amount of $1.5 billion, in February 2014 and February 2015 for an amount of €1.5 billion each one, and in April 2016 for an amount of €1 billion). These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. The first two issuances are listed in the Singapore Exchange Securities Trading Limited and the last two issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these four issuances qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation UE 575/2013 (see Note 22.3).

Capital increase

BBVA’s AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank’s share capital, on one or several occasions, subject to provisions in the law and in the Company Bylaws that may be applicable at any time, within the legal term of five years of the approval date of the authorization, up to the maximum amount corresponding to 50% of Bank’s share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to totally or partially exclude shareholders’ pre-emptive subscription rights over any specific issue that may be made under such authority; although the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of the referred authority and those that may be resolved or carried out to cover the conversion of mandatory convertible issues that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority to issue convertible securities conferred by the AGM held on March 17, 2017, under agenda item five (without prejudice to the anti-dilution adjustments) shall not exceed the nominal maximum overall amount of 20% of the share capital of BBVA at the time of the authorization.

As of the date of this document, the Bank’s Board of Directors has not exercised the authority conferred by the AGM.

27.          Share premium

As of December 31, 2017, 2016 and 2015, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26)

28.          Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of euros)
	2017	2016	2015
Legal reserve	644	624	605
Restricted reserve	159	201	213
Reserves for regularizations and balance revaluations	12	20	22
Voluntary reserves	8,643	8,521	6,971
Total reserves holding company (*)	9,458	9,366	7,811
Consolidation reserves attributed to the Bank and dependent consolidated companies.	15,985	14,275	14,701
Total	25,443	23,641	22,512

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

28.2      Restricted reserves

As of December 31, 2017, 2016 and 2015, the Bank’s restricted reserves are as follows:

Restricted Reserves (Millions of euros)
	2017	2016	2015
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	69	111	123
Restricted reserve for redenomination of capital in euros	2	2	2
Total	159	201	213

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Parent Company shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Parent Company common stock in euros.

28.3       Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, Revaluation reserves and Other reserves (Millions of euros)
	2017	2016	2015
Accumulated income and Revaluation reserves
Holding Company	15,625	14,101	14,763
BBVA Bancomer Group	9,442	9,108	8,178
BBVA Seguros, S.A.	(215)	(62)	261
Corporacion General Financiera, S.A.	1,202	1,187	1,192
BBVA Banco Provincial Group	1,749	1,752	1,751
BBVA Chile Group	951	1,264	1,115
BBVA Paraguay	108	98	90
Compañía de Cartera e Inversiones, S.A.	(20)	(27)	(16)
Anida Grupo Inmobiliario, S.L.	515	528	527
BBVA Suiza, S.A.	(57)	(1)	(4)
BBVA Continental Group	681	611	506
BBVA Luxinvest, S.A.	25	16	33
BBVA Colombia Group	926	803	656
BBVA Banco Francés Group	999	827	621
Banco Industrial De Bilbao, S.A.	25	61	33
Uno-E Bank, S.A	-	-	(62)
Gran Jorge Juan, S.A.	(47)	(30)	(40)
BBVA Portugal Group	(436)	(477)	(511)
Participaciones Arenal, S.L.	(183)	(180)	(180)
BBVA Propiedad S.A.	(503)	(431)	(412)
Anida Operaciones Singulares, S.L.	(4,881)	(4,127)	(3,962)
Grupo BBVA USA Bancshares	(794)	(1,053)	(1,459)
Garanti Turkiye Bankasi Group	751	127	-
Unnim Real Estate	(576)	(477)	(403)
Bilbao Vizcaya Holding, S.A.	145	139	73
Pecri Inversión S.L.	(73)	(75)	(78)
Other	127	25	(62)
Subtotal	25,486	23,708	22,610
Reserves or accumulated losses of investments in joint ventures and associates
Metrovacesa, S.A.	-	-	(143)
Metrovacesa Suelo, S.A.	(53)	(52)	-
Other	9	(15)	45
Subtotal	(44)	(67)	(98)
Total	25,443	23,641	22,512

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.          Treasury shares

In the years ended December 31, 2017, 2016 and 2015 the Group entities performed the following transactions with shares issued by the Bank:

Financial Assets Held-for-Trading: Equity instruments by Issuer (Millions of euros)
	2017		2016		2015
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	7,230,787	48	38,917,665	309	41,510,698	350
+ Purchases	238,065,297	1,674	379,850,939	2,004	431,321,283	3,273
- Sales and other changes	(231,956,502)	(1,622)	(411,537,817)	(2,263)	(433,914,316)	(3,314)
+/- Derivatives on BBVA shares	-	(4)	-	(1)	-	-
+/- Other changes	-	-	-	-	-	-
Balance at the end	13,339,582	96	7,230,787	48	38,917,665	309
Of which:
Held by BBVA, S.A.	-	-	2,789,894	22	1,840,378	19
Held by Corporación General Financiera, S.A.	13,339,582	96	4,440,893	26	37,077,287	290
Held by other subsidiaries	-	-	-	-	-	-
Average purchase price in Euros	7.03		5.27		7.60
Average selling price in Euros	6.99		5.50		7.67
Net gain or losses on transactions (Shareholders' funds-Reserves)		1		(30)		6

The percentages of treasury shares held by the Group in the years ended December 31, 2017, 2016 and 2015 are as follows:

Treasury Stock
	2017			2016			2015
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.004%	0.278%	0.200%	0.081%	0.756%	0.110%	0.000%	0.806%	0.613%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2017, 2016 and 2015 is as follows:

Shares of BBVA Accepted in Pledge
	2017	2016	2015
Number of shares in pledge	64,633,003	90,731,198	92,703,291
Nominal value	0.49	0.49	0.49
% of share capital	0.97%	1.38%	1.46%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2017, 2016 and 2015 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group
	2017	2016	2015
Number of shares owned by third parties	34,597,310	85,766,602	92,783,913
Nominal value	0.49	0.49	0.49
% of share capital	0.52%	1.31%	1.46%

30.          Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (Millions of euros)
	2017	2016	2015
Items that will not be reclassified to profit or loss	(1,183)	(1,095)	(859)
Actuarial gains or (-) losses on defined benefit pension plans	(1,183)	(1,095)	(859)
Non-current assets and disposal groups classified as held for sale	-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	-	-	-
Other adjustments	-	-	-
Items that may be reclassified to profit or loss	(7,609)	(4,363)	(2,490)
Hedge of net investments in foreign operations [effective portion]	1	(118)	(274)
Foreign currency translation	(9,159)	(5,185)	(3,905)
Hedging derivatives. Cash flow hedges [effective portion]	(34)	16	(49)
Available-for-sale financial assets	1,641	947	1,674
Debt instruments	1,557	1,629	1,769
Equity instruments	84	(682)	(95)
Non-current assets and disposal groups classified as held for sale	(26)	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	(31)	(23)	64
Total	(8,792)	(5,458)	(3,349)

The balances recognized under these headings are presented net of tax.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not euros. In this regard, the increase in item "Foreign currency translation" in the above table in the year 2017 is mainly related to the depreciation of the Mexican peso and the Turkish lira (see Note 2.2.16).

31.          Non-controlling interest

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interest” of total equity in the accompanying consolidated balance sheets is as follows:

Non-Controlling Interests (Millions of euros)
	2017	2016	2015
BBVA Colombia Group	65	67	58
BBVA Chile Group	399	377	314
BBVA Banco Continental Group	1,059	1,059	913
BBVA Banco Provincial Group	78	97	100
BBVA Banco Francés Group	420	243	220
Garanti Group	4,903	6,157	6,302
Other entities	55	64	86
Total	6,979	8,064	7,992

The decrease in the heading “Minority interest” corresponds to the acquisition of the 9.95% of Garanti Group (see Note 3).

These amounts are broken down by groups of consolidated entities under the heading “Profit - Attributable to non-controlling interests” in the accompanying consolidated income statements:

Profit attributable to Non-Controlling Interests (Millions of euros)
	2017	2016	2015
BBVA Colombia Group	7	9	11
BBVA Chile Group	51	40	42
BBVA Banco Continental Group	208	193	211
BBVA Banco Provincial Group	(2)	(2)	-
BBVA Banco Francés Group	93	55	76
Garanti Group	883	917	316
Other entities	4	8	30
Total	1,244	1,218	686

Dividends distributed to non-controlling interest of the Group during the year 2017 are: BBVA Banco Continental Group €104 million, BBVA Chile Group €11 million, BBVA Banco Francés Group €8 million, Garanti Group €158 million, BBVA Colombia Group €3 million, and other Spanish entities accounted for €8 million.

32.          Capital base and capital management

32.1        Capital base

As of December 31, 2017, 2016 and 2015, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication from the ECB requiring BBVA to maintain, effective from the 1st of January 2018, a (i) CET1 phased-in capital of 8.438% at a consolidated level and 7.875% at an individual level; and (ii) a phased-in total capital ratio of 11.938% at the consolidated level and 11.375% at the individual level.

This total consolidated capital ratio of 11.938% includes: i) the minimum CET1 capital ratio required under Pillar 1 (4.5%); ii) Pillar 1 Additional Tier 1 capital requirements (1.5%); iii) Pillar 1 Tier 2 capital requirements (2%); iv) Pillar 2 CET1 capital requirements (1.5%); v) the capital conservation buffer (CCB) (1.875% CET1 phased-in) and vi) the Other Systemic Important Institution buffer (OSII) (0.563% CET1 phased-in).

Since BBVA has been excluded from the list of global systemically important financial institutions in 2017 (which is updated every year by the Financial Stability Board (FSB)), as of January 1, 2018, the G-SIB buffer will not apply to BBVA in 2018, (notwithstanding the possibility that the FSB or the supervisor may include BBVA on it in the future).

However, the supervisor has informed BBVA that it is included on the list of other systemically important financial institutions, and a D-SIB buffer of 0.75% of the fully-loaded ratio applies at the consolidated level. It will be implemented gradually from January 1, 2016 to January 1, 2019.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2017, 2016 and 2015, is shown below:

Eligible capital resources (Millions of euros)
	Notes	December 2017 (*)	December 2016 (**)	December 2015
Capital	26	3,267	3,218	3,120
Share premium	27	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	25,443	23,641	22,512
Other equity instruments, net	28	54	54	35
Treasury shares	29	(96)	(48)	(309)
Attributable to the parent company	6	3,519	3,475	2,642
Attributable dividend	4	(1,043)	(1,510)	(1,352)
Total equity		55,136	52,821	50,640
Accumulated other comprehensive income	30	(8,792)	(5,458)	(3,349)
Non-controlling interest	31	6,979	8,064	8,149
Shareholders' equity		53,323	55,428	55,440
Intangible assets		(6,627)	(5,675)	(3,901)
Fin. treasury shares		(48)	(82)	(95)
Indirect treasury shares		(134)	(51)	(415)
Deductions		(6,809)	(5,808)	(4,411)
Temporary CET 1 adjustments		(273)	(129)	(788)
Capital gains from the Available-for-sale debt instruments portfolio		(256)	(402)	(796)
Capital gains from the Available-for-sale equity portfolio		(17)	273	8
Differences from solvency and accounting level		(189)	(120)	(40)
Equity not eligible at solvency level		(462)	(249)	(828)
Other adjustments and deductions		(3,711)	(2,001)	(1,647)
Common Equity Tier 1 (CET 1)		42,341	47,370	48,554
Additional Tier 1 before Regulatory Adjustments		6,296	6,114	5,302
Total Regulatory Adjustments of Additional Tier 1		(1,657)	(3,401)	(5,302)
Tier 1		46,980	50,083	48,554
Tier 2		8,798	8,810	11,646
Total Capital (Total Capital=Tier 1 + Tier 2)		55,778	58,893	60,200

Total Minimum equity required		40,370	37,923	38,125

 (*)     Includes updates on the calculation of Structural FX RWA, pending confirmation by ECB and the subordinated debt (Tier2) issued by Garanti pending approval by ECB.

(**)   Figures originally reported in the Prudential Relevance Report corresponding to the year 2016, without restatements.

Capital Base (Millions of euros)
	2017	2016	2015
Tier 1 (thousand of euros) (a)	46,980	50,083	48,554
Exposure (thousand of euros) (b)	709,480	747,216	766,589
Leverage ratio (a)/(b) (percentage)	6.62%	6.70%	6.33%

Regarding TIER2, BBVA, S.A. issued subordinated debts with a As of December 31, 2017, the phased-in Common Equity Tier 1 (CET1) stood at 11.7%, accounting a decrease with respect to December 2016 of 49 basis points. The negative effect on the minority interests and deductions due to the regulatory phase-in calendar of 80% in 2017 compared to 60% in 2016 has an impact of -56 basis points which is compensated by the organic generation of capital leaning against the recurrence of the results, net of dividends paid and remunerations.

It should be noted that CET1 ratio was affected by corporate transactions carried out during 2017, in particular the acquisition of an additional 9.95% stake in Garanti and the sale of 1.7% in CNCB. Both transactions had a combined negative impact on the ratio of -13 basis points (see Note 3).

Additionally, BBVA Group has registered a negative charge in the income statements of 2017 up to €1,123 million due to the unrealized losses from its shares in Telefonica. However, this impact does not affect the equity or the capital ratio since these unrealized losses were already accounted for (see Note 12.4).

During 2017 BBVA Group continued to strengthen its capital position with the issuance of new perpetual securities eventually convertible into shares, classified as additional TIER1 equity instruments (contingent convertible) amounting to €500 million and $1,000 million (the latter in the American market, with the prospectus registered at the Securities and Exchange Commission and not yet included in the Group’s TIER1 capital as of December 31, 2017).

Regarding TIER2. BBVA. S.A. issued subordinated debts with a total amount of €1,500 million; and Garanti issued a subordinated debt of $750 million.

Finally, the total phased-in capital ratio stood at 15.5% reflecting the effects discussed above.

These levels are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable to BBVA Group for the CET1 ratio in 2017 (11.125%).

Risk-weighted assets decreased approximately by 7% compared to December 31, 2016, mainly explained by the impact of the general depreciation of certain local currencies and the efficient management and allocation of capital in line with the strategic objectives of the Group.

A reconciliation of the balance sheet to the accounting and regulatory scope (provisional data) as of December 31, 2017 is provided below:

Public balance sheet headings (Millions of euros)
	Public balance sheet	Insurance companies and real estate companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash and balances with central banks and other demand deposits	42,680	-	24	42,704
Financial assets held for trading	64,695	2,206	-	66,901
Other financial assets designated at fair value through profit or loss	2,709	(2,061)	-	648
Available for sale financial assets	69,476	(19,794)	-	49,682
Loans and receivables	431,521	(1,805)	764	430,480
Held to maturity investments	13,754	-	-	13,754
Hedgind derivatives	2,485	(90)	(1)	2,394
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(25)	-	-	(25)
Investments in entities accounted for using the equity method	1,588	3,294	(80)	4,802
Non-current assets held for sale	23,853	(334)	3	23,522
Other	37,323	595	5	37,923
Total assets	690,059	(17,989)	715	672,785

(1)   Correspond to balances of entities fully consolidated in the public balance sheet but consolidated by the equity method in the regulatory balance sheet.

(2)   Correspond to intragroup adjustments and other consolidation adjustments.

32.2        Capital management

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

33.          Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Loan commitments, financial guarantees and other commitments (*) (Millions of euros)
	Notes	2017	2016	2015
Loan commitments given	7.3.1	94,268	107,254	123,620
of which: defaulted		537	411	446
Central banks		1	1	8
General governments		2,198	4,354	3,823
Credit institutions		946	1,209	1,239
Other financial corporations		3,795	4,155	4,032
Non-financial corporations		58,133	71,710	71,583
Households		29,195	25,824	42,934
Financial guarantees given	7.3.1	16,545	18,267	19,176
of which: defaulted		278	278	146
Central banks		-	-	-
General governments		248	103	100
Credit institutions		1,158	1,553	1,483
Other financial corporations		3,105	722	1,621
Non-financial corporations		11,518	15,354	15,626
Households		516	534	346
Other commitments and guarantees given	7.3.1	45,738	42,592	42,813
of which: defaulted		461	402	517
Central banks		7	12	15
General governments		227	372	101
Credit institutions		15,330	9,880	9,640
Other financial corporations		3,820	4,892	5,137
Non-financial corporations		25,992	27,297	27,765
Households		362	138	156
Total Loan commitments and financial guarantees		156,551	168,113	185,609

(*)  Non performing financial guarantees given amounted to €739, €680 and €664 million as of December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017, the provisions of loan commitments given, financial guarantees given and other commitments and guarantees given, disclosed in the consolidated balance sheet amounted €199 million, €190 million and €188 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2017, 2016 and 2015, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34.          Other contingent assets and liabilities

As of December 31, 2017, 2016 and 2015, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

35.          Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2017, 2016 and 2015 is as follows:

Purchase and Sale Commitments (Millions of euros)
	Notes	2017	2016	2015
Financial instruments sold with repurchase commitments		40,077	46,562	68,401
Central Banks	9	6,155	4,649	19,065
Credit Institutions	22.1	24,843	28,421	26,069
General governments	22.2	3	-	7,556
Other	22.2	9,076	13,491	15,711
Financial instruments purchased with resale commitments		26,368	22,921	16,935
Central Banks		305	81	149
Credit Institutions	13.1	13,861	15,561	11,749
General governments	13.2 / 11	1,290	544	326
Other	13.2	10,912	6,735	4,710

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2017 is provided below:

Maturity of Future Payment Obligations (Millions of euros)
	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	343	301	531	2,410	3,584
Purchase commitments	29	-	-	-	29
Technology and systems projects	9	-	-	-	9
Other projects	20	-	-	-	20
Total	372	301	531	2,410	3,614

36.          Transactions on behalf of third parties

As of December 31, 2017, 2016 and 2015 the details of the most significant items under this heading are as follows:

Transactions on Behalf of Third Parties (Millions of euros)
	2017	2016	2015
Financial instruments entrusted to BBVA by third parties	624,822	637,761	664,911
Conditional bills and other securities received for collection	14,775	16,054	15,064
Securities lending	5,485	3,968	4,125
Total	645,081	657,783	684,100

As of December 31, 2017, 2016 and 2015 the customer funds managed by the BBVA Group are as follows:

Customer Funds by Type (Millions of euros)
	2017	2016	2015
Asset management by type of customer (*):
Collective investment	60,939	55,037	54,419
Pension funds	33,985	33,418	31,542
Customer portfolios managed	36,901	40,805	42,074
Of which:
Portfolios managed on a discretionary basis	19,628	18,165	19,919
Other resources	3,081	2,831	3,786
Customer resources distributed but not managed by type of product:
Collective investment	3,407	3,695	4,181
Insurance products	35	39	41
Other	-	-	31
Total	138,347	135,824	136,074

(*)  Excludes balances from securitization funds.

37.            Interest income and expense

37.1      Interest income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

Interest Income. Breakdown by Origin (Millions of euros)
	Notes	2017	2016	2015
Central Banks		406	229	140
Loans and advances to credit institutions		410	217	260
Loans and advances to customers		22,699	21,608	19,200
Debt securities		3,809	4,128	3,792
Held for trading		1,263	1,014	981
Other portfolios		2,546	3,114	2,810
Adjustments of income as a result of hedging transactions		427	(385)	(382)
Cash flow hedges (effective portion)		15	12	47
Fair value hedges		412	(397)	(429)
Insurance activity		1,058	1,219	1,152
Other income		487	692	621
Total	55.2	29,296	27,708	24,783

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during both periods are given in the accompanying “Consolidated statements of recognized income and expenses”.

37.2      Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest Expenses. Breakdown by Origin (Millions of euros)
	2017	2016	2015
Central banks	123	192	138
Deposits from credit institutions	1,880	1,367	1,186
Customers deposits	5,814	5,766	4,340
Debt securities issued	1,930	2,323	2,548
Adjustments of expenses as a result of hedging transactions	665	(574)	(859)
Cash flow hedges (effective portion)	38	42	(16)
Fair value hedges	627	(616)	(844)
Cost attributable to pension funds	125	96	108
Insurance activity	682	846	816
Other expenses	316	634	484
Total	11,537	10,648	8,761

37.3      Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2017, 2016 and 2015 is as follows:

Assets (Millions of euros)
		2017			2016			2015
	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Cash and balances with central banks and other demand deposits	33,917	83	0.25	26,209	10	0.04	23,542	2	0.01
Securities portfolio and derivatives	177,164	4,724	2.67	202,388	5,072	2.51	211,589	4,673	2.21
Loans and advances to central banks	10,945	258	2.36	15,326	229	1.50	12,004	140	1.17
Loans and advances to credit institutions	26,420	485	1.83	28,078	218	0.78	27,171	270	0.99
Loans and advances to customers	407,153	23,261	5.71	410,895	21,853	5.32	382,125	19,471	5.10
Euros	196,893	3,449	1.75	201,967	3,750	1.86	196,987	4,301	2.18
Foreign currency	210,261	19,812	9.42	208,928	18,104	8.67	185,139	15,170	8.19
Other assets	48,872	485	0.99	52,748	325	0.62	49,128	226	0.46
Total	704,471	29,296	4.16	735,645	27,708	3.77	705,559	24,783	3.51

The average borrowing cost in the years ended December 31, 2017, 2016 and 2015 is as follows:

Liabilities (Millions of euros)
		2017			2016			2015
	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	90,619	2,212	2.44	101,975	1,866	1.83	99,289	1,559	1.57
Customer deposits	392,057	7,007	1.79	398,851	5,944	1.49	366,249	4,390	1.20
Euros	186,261	461	0.25	195,310	766	0.39	187,721	1,024	0.55
Foreign currency	205,796	6,546	3.18	203,541	5,178	2.54	178,528	3,366	1.89
Debt securities issued	84,221	1,631	1.94	89,876	1,738	1.93	89,672	1,875	2.09
Other liabilities	82,699	687	0.83	89,328	1,101	1.23	96,049	936	0.97
Equity	54,874	-	-	55,616	-	-	54,300	-	-
Total	704,471	11,537	1.64	735,645	10,648	1.45	705,559	8,761	1.24

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

Interest Income and Expenses : Change in the Balance (Millions of euros)
	2017 / 2016			2016 / 2015
	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	3	71	74	-	7	8
Securities portfolio and derivatives	(632)	285	(347)	(203)	602	399
Loans and advances to Central Banks	(66)	94	29	39	51	89
Loans and advances to credit institutions	(13)	279	266	9	(61)	(52)
Loans and advances to customers	(199)	1,606	1,408	1,466	916	2,382
In Euros	(94)	(206)	(301)	109	(660)	(552)
In other currencies	115	1,593	1,708	1,949	985	2,934
Other assets	(24)	184	160	17	82	99
Interest income			1,588			2,925
Deposits from central banks and credit institutions	(208)	554	346	42	265	307
Customer deposits	(101)	1,164	1,063	391	1,162	1,553
Domestic	(35)	(269)	(305)	41	(300)	(258)
Foreign	57	1,311	1,368	472	1,340	1,812
Debt securities issued	(109)	3	(106)	4	(142)	(137)
Other liabilities	(82)	(332)	(414)	(66)	230	165
Interest expenses			889			1,888
Net Interest Income			699	-		1,037

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

38.          Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend Income (Millions of euros)
	2017	2016	2015
Dividends from:
Financial assets held for trading	145	156	144
Available-for-sale financial assets	188	307	271
Other	-	5	-
Total	334	467	415

39.          Share of profit or loss of entities accounted for using the equity method

The breakdown of the balance under the heading “Investments in Entities Accounted for Using the Equity Method (see Note 16) in the accompanying consolidated income statements is as follows:

Investments in Entities Accounted for Using the Equity Method (Millions of euros)
	Notes	2017	2016	2015
Garanti Group	3	-	-	167
Metrovacesa, S.A.		-	-	(46)
Other		4	25	53
Total		4	25	174

40.          Fee and commission income and expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Fee and Commission Income (Millions of euros)
	2017	2016	2015
Bills receivables	46	52	94
Demand accounts	507	469	405
Credit and debit cards	2,834	2,679	2,336
Checks	212	207	239
Transfers and others payment orders	601	578	474
Insurance product commissions	192	178	171
Commitment fees	231	237	172
Contingent risks	396	406	360
Asset Management	923	839	686
Securities fees	385	335	283
Custody securities	122	122	314
Other fees and commissions	700	701	807
Total	7,150	6,804	6,340

Fee and Commission Expense (Millions of euros)
	2017	2016	2015
Credit and debit cards	1,458	1,334	1,113
Transfers and others payment orders	102	102	92
Commissions for selling insurance	60	63	69
Other fees and commissions	610	587	454
Total	2,229	2,086	1,729

41.          Gains (losses) on financial assets and liabilities (net) and Exchange Differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains or losses on financial assets and liabilities and exchange differences: Breakdown by Heading of the Consolidated Income Statements (Millions of euros)
	2017	2016	2015
Gains or (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	985	1,375	1,055
Available-for-sale financial assets	843	1,271	980
Loans and receivables	133	95	76
Other	9	10	(1)
Gains or (losses) on financial assets and liabilities held for trading, net	218	248	(409)
Gains or (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(56)	114	126
Gains or (losses) from hedge accounting, net	(209)	(76)	93
Subtotal Gains or (losses) on financial assets and liabilities	938	1,661	865
Exchange Differences	1,030	472	1,165
Total	1,968	2,133	2,030

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains or losses on financial assets and liabilities: Breakdown by nature of the Financial Instrument (Millions of euros)
	2017	2016	2015
Debt instruments	545	906	522
Equity instruments	845	459	(414)
Loans and advances to customers	97	65	88
Trading derivatives and hedge accounting	(470)	109	561
Customer deposits	(96)	87	83
Other	18	35	25
Total	938	1,661	865

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of euros)
	2017	2016	2015
Derivatives
Interest rate agreements	165	431	666
Security agreements	(139)	86	751
Commodity agreements	99	(29)	(1)
Credit derivative agreements	(564)	(118)	39
Foreign-exchange agreements	315	186	(1,001)
Other agreements	(137)	(371)	15
Subtotal	(261)	185	468
Hedging Derivatives Ineffectiveness
Fair value hedges	(177)	(76)	80
Hedging derivative	(236)	(330)	(28)
Hedged item	59	254	108
Cash flow hedges	(32)	-	13
Subtotal	(209)	(76)	93
Total	(470)	109	561

In addition, in the years ended December31, 2017, 2016 and 2015, under the heading “Gains or losses on financial assets and liabilities held for trading, net” of the consolidated income statement, net amounts of negative €235 million, positive €151 million and positive €135 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.          Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of euros)
	2017	2016	2015
Gains from sales of non-financial services	1,109	882	912
Of which: Real estate	884	588	668
Rest of other operating income	330	390	403
Of which: net profit from building leases	61	76	90
Total	1,439	1,272	1,315

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of euros)
	2017	2016	2015
Change in inventories	886	617	678
Of Which: Real estate	816	511	594
Rest of other operating expenses	1,337	1,511	1,607
Total	2,223	2,128	2,285

43.          Income and expense from insurance and reinsurance contracts

The breakdown of the balance under the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Other operating income and expense on insurance and reinsurance contracts (Millions of euros)
	2017	2016	2015
Income on insurance and reinsurance contracts	3,342	3,652	3,678
Expenses on insurance and reinsurance contracts	(2,272)	(2,545)	(2,599)
Total	1,069	1,107	1,080

The table below shows the contribution of each insurance product to the Group’s income for the years ended December 31, 2017, 2016 and 2015:

Income by type of insurance product (Millions of euros)
	2017	2016	2015
Life insurance	604	634	670
Individual	346	268	329
Savings	38	30	80
Risk	308	238	249
Group insurance	258	366	342
Savings	(4)	8	22
Risk	263	357	320
Non-Life insurance	464	474	409
Home insurance	118	131	127
Other non-life insurance products	346	342	283
Total	1,069	1,107	1,080

44.          Administration costs

44.1        Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel Expenses (Millions of euros)
	Notes	2017	2016	2015
Wages and salaries		5,163	5,267	4,868
Social security costs		761	784	733
Defined contribution plan expense	25	87	87	84
Defined benefit plan expense	25	62	67	57
Other personnel expenses		497	516	531
Total		6,571	6,722	6,273

The breakdown of the average number of employees in the BBVA Group in the year ended December 31, 2017, 2016 and 2015 by professional categories and geographical areas is as follows:

Average Number of Employees by Geographical Areas
	2017	2016	2015
Spanish banks
Management Team	1,026	1,044	1,026
Other line personnel	22,180	23,211	22,702
Clerical staff	3,060	3,730	4,033
Branches abroad	603	718	747
Subtotal	26,869	28,703	28,508
Companies abroad
Mexico	30,664	30,378	29,711
United States	9,532	9,710	9,969
Turkey	23,154	23,900	11,814
Venezuela	4,379	5,097	5,183
Argentina	6,173	6,041	5,681
Colombia	5,374	5,714	5,628
Peru	5,571	5,455	5,357
Other	5,501	5,037	4,676
Subtotal	90,348	91,332	78,019
Pension fund managers	362	335	332
Other non-banking companies	14,925	16,307	17,337
Total	132,504	136,677	124,196
Of Which:
Men	60,730	62,738	57,841
Women	71,774	73,939	66,355
Of Which:
BBVA, S.A.	26,869	25,979	25,475

The breakdown of the number of employees in the BBVA Group as of December 31, 2017, 2016 and 2015 by category and gender is as follows:

Number of Employees at the period end. Professional Category and Gender
	2017		2016		2015
	Male	Female	Male	Female	Male	Female
Management Team	1,244	342	1,331	350	1,493	365
Other line personnel	38,670	39,191	38,514	39,213	38,204	38,868
Clerical staff	20,639	31,770	22,066	33,318	23,854	35,184
Total	60,553	71,303	61,911	72,881	63,551	74,417

44.1.1    Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expenses - Other personnel expenses” in the consolidated income statements for the year ended December 31, 2017, 2016 and 2015 correspond to the plans for remuneration based on equity instruments in each year, amounted to €38 million, €57 million and €38 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group's remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

In BBVA, the annual variable remuneration applying generally to all employees consists of one incentive, to be paid in cash, awarded once a year and linked to the achievement of predetermined objectives and to a sound risk management (hereinafter, the “Annual Variable Remuneration”).

According to the remuneration policy for BBVA Group, in force until 2016, the specific settlement and payment system for the Annual Variable Remuneration applicable to those employees and senior managers whose professional activities have a significant impact on the Group’s risk profile including the executive directors and members of BBVA Senior Management (hereinafter, the "Identified Staff"), which includes, among others, the payment in shares of part of their Annual Variable Remuneration.

This remuneration policy was approved, with respect to BBVA directors, by the Annual General Shareholders’ Meeting held on March 13, 2015.

The specific rules of the settlement and payment system of 2016 Annual Variable Remuneration which have given rise to the delivery of shares in 2017 to executive directors and members of the Senior Management are described in Note 54, while the rules listed below were established to the rest of the Identified Staff:

•         The Annual Variable Remuneration of Identified Staff members would be paid in equal parts in cash and in BBVA shares.

•         The payment of 40% of the Annual Variable Remuneration, both in cash and in shares, would be deferred in its entirety for a three–year period. Its accrual and payment would be subject to compliance with certain multi-year performance indicators related to the share performance and the Group’s fundamental control and risk management metrics regarding solvency, liquidity and profitability, which would be calculated over the deferral period (hereinafter “Multi-year Performance Indicators”). These Multi-year Performance Indicators could lead to a reduction in the amounts deferred, and might even bring it down to zero, but they would not be used under any circumstances to increase the aforementioned deferred remuneration.

•         All the shares delivered pursuant to the rules indicated above would be withheld for a period of one year from the date of delivery. This withholding would be applied over the net amount of the shares, after discounting the necessary part to pay any tax accruing on the shares received.

•         A prohibition was also established against hedging, both regarding vested shares that were withheld and shares whose delivery was pending.

•         Moreover, circumstances were established under which the payment of the deferred Annual Variable Remuneration could be limited or impeded ("malus" clauses), as well as the adjustment to update these deferred parts.

•         Finally, the variable component of the remuneration corresponding to a year for the Identified Staff would be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting resolved to increase such limit which, in any event, could not exceed 200% of the fixed component of total remuneration.

In this regard, the Annual General Meeting resolved, in line with applicable legislation, the application of the maximum level of variable remuneration up to 200% of the fixed remuneration for a specific group of employees whose professional activities have a material impact on the Group’s risk profile, and to enlarge this group, whose variable remuneration will be subject to the maximum threshold of 200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report issued by the BBVA's Board of Directors.

According to the settlement and payment scheme indicated, during 2017, members of the Identified Staff received a total amount of 6,481,409 shares corresponding to the initial payment corresponding to 2016 Annual Variable Remuneration to be delivered in shares.

Additionally, the remuneration policy prevailing until 2014 provided for a specific settlement and payment scheme for the variable remuneration of the Identified Staff that established a three-year deferral period for the Annual Variable Remuneration, being the deferred amount paid in thirds over this period in equal parts, in cash and in BBVA shares.

According to this prior scheme, during 2017, the members of the Identified Staff received the shares corresponding to the deferred parts of the Annual Variable Remuneration from previous years, and their corresponding adjustments in cash, delivery of which corresponded in 2017, were delivered to the beneficiary members of the Identified Staff, resulting in (i) a total amount of 943,955 shares corresponding to the second deferred third of the 2014 Annual Variable Remuneration and €697,583 as adjustments for updates of the shares granted; and (ii) a total amount of 437,069 shares corresponding to the last deferred third of the 2013 Annual Variable Remuneration and €501,318 in adjustments for updates.

The information on the delivery of shares to executive Directors and senior management corresponding to the deferred parts of the Annual Variable Remuneration from previous years and their corresponding adjustments in cash, are detailed in Note 54.

Additionally, in line with specific regulation applicable in Portugal and Brazil, BBVA identifies those employees that, according to local regulators, should be subject to a specific settlement and payment scheme of the Annual Variable Remuneration.

According to this regulation, during 2017 a number of 49,798 shares corresponding to the initial payment of 2016 Annual Variable Remuneration were delivered to these beneficiaries.

Additionally, during 2017 the shares corresponding to the deferred parts of the Annual Variable Remuneration and their corresponding adjustments in cash, were delivered to these beneficiaries, giving rise in 2017, of a total of 10,485 shares corresponding to the first deferred third of the 2015 Annual Variable Remuneration, and €3,869 as adjustments for updates of the shares granted; a total of 7,201 shares corresponding to the second third of the 2014 Annual Variable Remuneration, and €5,322 as adjustments for updates of the shares granted; and a total of 5,757 shares corresponding to the final third of the 2013 Annual Variable Remuneration, and €6,603 as adjustments for updates of the shares granted.

Additionally, BBVA Compass' remuneration structure included a long-term incentive programme in shares for employees in certain key positions. This plan is applicable for a three-year term and consisted in the delivery of a number of shares to its beneficiaries, subject to their permanence in the company for a period of three years.

During 2017, a number of 331,111 shares corresponding to this programme were delivered.

Remuneration policy applicable from 2017 onwards

The Bank has modified its remuneration policy applicable to the Identified Staff and to BBVA Directors for the years 2017, 2018 and 2019, aimed at improving alignment with new regulatory requirements, best market practices and BBVA’s organization and internal strategy. This policy was approved, with respect to Identified Staff, by the Board of Directors held in 9 February 2017, and, with respect to BBVA directors, by the General Shareholders’ Meeting held on March 17, 2017.

The new remuneration policy includes a specific settlement and payment system of the Annual Variable Remuneration applicable to the Identified Staff, including directors and senior management, under the following rules, among others:

•         A significant percentage of variable remuneration – 60% in the case of executive directors, Senior Management and those Identified Staff members with particularly high variable remuneration, and 40% for the rest of the Identified Staff– shall be deferred over a five- year period, in the case of executive directors and Senior Management, and over a three-year period, for the remaining Identified Staff.

•         50% of the variable remuneration of each year (including both upfront and deferred portions), shall be established in BBVA shares, albeit a larger proportion (60%) in shares shall be deferred in the case of executive directors and Senior Management.

•         The variable remuneration will be subject to ex ante adjustments, so that it will not be accrued, or will be accrued in a reduced amount, should a certain level of profit or capital ratio not be obtained. Likewise, the Annual Variable Remuneration will be reduced upon performance assessment in the event of negative evolution of the Bank’s results or other parameters such as the level of achievement of budgeted targets.

•         The deferred component of the variable remuneration (in shares and in cash) may be reduced in its entirety, yet not increased, based on the result of multi-year performance indicators aligned with the Bank’s fundamental risk management and control metrics, related to the solvency, capital, liquidity, funding or profitability, or to the share performance and recurring results of the Group.

•         During the entire deferral period (5 or 3 years, as applicable) and retention period, variable remuneration shall be subject to malus and clawback arrangements, both linked to a downturn in financial performance of the Bank, specific unit or area, or individual, under certain circumstances.

•         All shares shall be withheld for a period of one year after delivery, except for those shares required to honor the payment of taxes.

•         No personal hedging strategies or insurance may be used in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•         The deferred amounts in cash subject to multi-year performance indicators that are finally paid shall be subject to updating, in the terms determined by the Bank’s Board of Directors, upon proposal of the Remunerations Committee, whereas deferred amounts in shares shall not be updated.

•         Finally, the variable component of the remuneration of the Identified Staff members shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting resolves to increase this percentage up to 200%.

In this regard, the General Meeting held on March, 17 2017 resolved to increase the maximum level of variable remuneration to 200% of the fixed component for a number of the Identified Staff, in the terms indicated in the Report of Recommendations issued for this purpose by the Board of Directors dated 9 February 2017.

In accordance with the new remuneration policy applicable to the Identified Staff, malus and clawback arrangements will be applicable to the Annual Variable Remuneration awarded as of the year 2016, inclusive, for each member of the Identified Staff.

According to this new policy, the first disbursement in shares will be the upfront payment of the 2017 Annual Variable Remuneration, in equal parts in BBVA shares and in cash, which will take place in 2018.

44.2      Other administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other Administrative Expenses (Millions of euros)
	2017	2016	2015
Technology and systems	692	673	625
Communications	269	294	281
Advertising	352	398	387
Property, fixtures and materials	1,033	1,080	1,030
Of which: Rent expenses (*)	581	616	591
Taxes other than income tax	456	433	466
Other expenses	1,738	1,766	1,775
Total	4,541	4,644	4,563

(*)    The consolidated companies do not expect to terminate the lease contracts early.

45.          Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of euros)
	Notes	2017	2016	2015
Tangible assets	17	694	690	641
For own use		680	667	615
Investment properties		13	23	25
Assets leased out under operating lease		-	-	-
Other Intangible assets		694	735	631
Total		1,387	1,426	1,272

46.          Provisions or reversal of provisions

In the years ended December 31, 2017, 2016 and 2015 the net provisions registered in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of euros)
	Notes	2017	2016	2015
Pensions and other post employment defined benefit obligations	25	343	332	592
Other long term employee benefits		-	-	-
Commitments and guarantees given		(313)	56	10
Pending legal issues and tax litigation		318	76	(25)
Other Provisions		397	722	154
Total		745	1,186	731

47.          Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (Millions of euros)
	Notes	2017	2016	2015
Financial assets measured at cost		-	-	-
Available-for-sale financial assets	12.4	1,127	202	24
Debt securities		(4)	157	1
Equity instruments		1,131	46	23
Loans and receivables		3,677	3,597	4,248
Of which: Recovery of written-off assets	7.3.5	(558)	(541)	(490)
Held to maturity investments		(1)	1	-
Total		4,803	3,801	4,272

48.          Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of euros)
	Notes	2017	2016	2015
Tangible assets	17	42	143	60
Intangible assets	18.2	16	3	4
Others		306	375	209
Total		363	521	273

49.          Gains (losses) on derecognition of non financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains or losses on derecognition of non financial assets and subsidiaries, net (Millions of euros)
	2017	2016	2015
Gains
Disposal of investments in non-consolidated subsidiaries	38	111	23
Disposal of tangible assets and other	69	64	71
Losses:
Disposal of investments in non-consolidated subsidiaries	(27)	(58)	(2,222)
Disposal of tangible assets and other	(33)	(47)	(7)
Total	47	70	(2,135)

During 2015, the heading “Losses – Disposal of investments in subsidiaries” included, mainly, the fair value measurement of its previously acquired stake in Garanti Group because of the change in the consolidation method (see Note 3).

50.          Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of euros)
	Notes	2017	2016	2015
Gains on sale of real estate		102	66	97
Impairment of non-current assets held for sale	21	(158)	(136)	(285)
Gains on sale of investments classified as non current assets held for sale		82	39	45
Gains on sale of equity instruments classified as non current assets held for sale (*)		-	-	877
Total		26	(31)	734

(*)     Includes various sales in CNCB (see Note 3)

51.          Consolidated statements of cash flows

In the consolidated statements of cash flows, Balance of “Cash equivalent in central banks” includes short-term deposits at central banks under the heading "Loans and receivables "in the accompanying consolidated balance sheets and does not include demand deposits with credit institutions registered in the chapter "Cash, balances in cash at Central Bank and other demand deposits".

Cash flows from operating activities decreased in the year ended December 31, 2017 by €4,568 million (compared with a decrease of €16,478 million in December 31, 2016). The most significant reason for the change occurred under “Financial liabilities held for trading”.

The variances in cash flows from investing activities increased in the year ended December 31, 2017 by €3,462 million (compared with an increase of €3,851 million in December 31, 2016). The most significant reason for the change occurred under the heading “Held to maturity investments”.

The variances in cash flows from financing activities decreased in the year ended December 31, 2017 by €1,015 million (compared with a decrease of €1,240 million in December 31, 2016). The most significant reason for the change occurred under the heading “Subordinated liabilities”.

Liabilities from financing activities (Millions of Euros)
	December 31, 2016	Cash flows	Non-cash changes			December 31, 2017
			Acquisition	Foreign exchange movement	Fair value changes
Debt securities issued	59,388	(5,958)	-	(2,796)	-	50,635
Subordinated debt securities issued	16,987	1,679	-	(1,223)	-	17,443
Short-term debt	11,556	(1,319)	-	(224)	-	10,013
Other financial liabilities	10,179	(378)	-	(910)	-	8,891
Total	98,111	(5,976)	-	(5,153)	-	86,982

52.          Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group for the year ended December 31, 2017 with their respective auditors and other audit entities are as follows:

Fees for Audits Conducted and Other Related Services (Millions of euros) (**)
2017
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	27.2
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.9
Fees for audits conducted by other firms	0.1

(*)    Including fees pertaining to annual legal audits (€22.6 million).

(**)   Regardless of the billed period.

In the year ended December 31, 2017, other entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of euros)
2017
Firms belonging to the KPMG worldwide organization	0.5

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for Audits Conducted (*) (Millions of euros)
2017
Legal audit of BBVA,S.A. or its companies under control	6.8
Other audit services of BBVA, S.A. or its companies under control	5.0
Limited Review of BBVA, S.A. or its companies under control	0.9
Reports related to issuances	0.4
Assurance jobs and other required by the regulator	0.2
Other	-

(*)    Services provided by KPMG Auditores, S.L. to companies located in Spain.

The services provided by the auditors meet the independence requirements established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

53.          Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of December 31, 2017, 2016 and 2015, the following are the transactions with related parties:

53.1      Transactions with significant shareholders

As of December 31, 2017, 2016 and 2015, there were no shareholders considered significant (see Note 26).

53.2      Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with Entities of the Group (Millions of euros)
	2017	2016	2015
Assets:
Loans and advances to credit institutions	91	69	109
Loans and advances to customers	510	442	710
Liabilities:
Deposits from credit institutions	5	1	2
Customer deposits	428	533	449
Debt certificates
Memorandum accounts:
Financial guarantees given	1,254	1,586	1,671
Contingent commitments	114	42	28

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of Income Statement arising from transactions with Entities of the Group (Millions of euros)
	2017	2016	2015
Income statement:
Financial incomes	26	26	53
Financial costs	1	1	1
Fee and Commission Income	5	5	5
Fee and Commission Expenses	49	58	55

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

As of December 31, 2017 and 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. As of December 31, 2015 the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €200 thousand. The amount availed against the loans by the Group’s entities to the members of Senior Management on those same dates (excluding the executive directors) amounted to €4,049, €5,573 and €6,641 thousand, respectively.

As of December 31, 2017 and 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2015, the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000 thousand. As of December 31, 2017, 2016 and 2015 the amount availed against the loans to parties related to members of the Senior Management amounted to €85, €98 and €113 thousand, respectively.

As of December 31, 2017, 2016 and 2015 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2017 and 2016, the amount availed against guarantees arranged with members of the Senior Management totaled €28 thousand. As of December 31, 2015 no guarantees had been granted to any member of the Senior Management.

As of December 31, 2017, 2016 and 2015 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8, €8 and €1,679 thousand, respectively.

53.4      Transactions with other related parties

In the years ended December 31, 2017, 2016 and 2015, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

54.            Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

Remuneration of non-executive directors received in 2017

The remuneration paid to the non-executive members of the Board of Directors during 2017 is indicated below. The figures are given individually for each non-executive director and itemized:

Remuneration for non-executive directors (Thousands of euros)
	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	-	71	-	25	102	43	370
José Miguel Andrés Torrecillas	129	-	179	107	-	41	-	455
José Antonio Fernández Rivero	129	167	-	-	43	-	25	363
Belén Garijo López	129	-	71	-	80	-	-	280
Sunir Kumar Kapoor	129	-	-	-	-	-	43	172
Carlos Loring Martínez de Irujo	129	167	-	107	25	-	-	427
Lourdes Máiz Carro	129	-	71	-	25	41	-	266
José Maldonado Ramos	129	167	-	62	-	41	-	399
Juan Pi Llorens	129	-	71	125	45	-	43	412
Susana Rodríguez Vidarte	129	167	-	107	-	41	-	443
Total (1)	1,287	667	464	508	243	265	154	3,587

(1)   Includes the amounts for memberships of the different committees during the year 2017. The composition of these committees was modified on May 31, 2017.

In addition, José Luis Palao García-Suelto and James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017, respectively, received a total amount of €70 thousand and €178 thousand, respectively, as members of the Board of Directors and of the different Board committees.

Moreover, during 2017, €126 thousand has been paid in healthcare and casualty insurance premiums for the non-executive members of the Board of Directors.

Remuneration of executive directors received in the year 2017

During the year 2017, the executive directors have received the amount of the fixed remuneration corresponding to that year, established in the Remuneration Policy for BBVA Directors applicable during financial years 2017, 2018 and 2019. The Policy was approved by the General Meeting held on March 17, 2017 by a majority of 96.54%.

Likewise, the executive directors have received the annual variable remuneration corresponding to the year 2016 which payment vested during the first quarter of 2017, in accordance with the settlement and payment system established under the former remuneration policy for directors, approved by the General Meeting held on March 13, 2015.

In accordance with that settlement and payment system:

•         The upfront payment of the annual variable remuneration for executive directors corresponding to the year 2016 has been paid in equal parts in cash and in BBVA shares.

•         The remaining 50% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a three-year period, with its accrual and payment subject to compliance with a series of multi-year indicators.

•         All the shares delivered pursuant to the indicated rules will be withheld for a one-year period from the date of delivery. This withholding will be applied to the net amount of the shares, after discounting the amount necessary to honor the payment of taxes accruing on the shares received.

•         A prohibition against hedging has been established, both regarding withheld vested shares and shares pending delivery.

•         The deferred part of the annual variable remuneration will be subject to updating under the terms established by the Board of Directors.

•         The variable component of the remuneration of executive directors corresponding to the year 2016 is limited to a maximum amount of 200% of the fixed component of total remuneration, as agreed by the General Meeting.

Furthermore, following approval of the new Remuneration Policy for BBVA Directors by the 2017 General Meeting, the annual variable remuneration awarded as of the year 2016, inclusive, is subject to arrangements for the reduction (“malus”) and recoupment ("clawback") of variable remuneration during the entire deferral and retention period, in the terms mentioned in said Policy.

Likewise, in accordance with the settlement and payment system applicable to the annual variable remuneration of the years 2014 and 2013, pursuant to the applicable policy for said years, the executive directors have received the deferred parts of the annual variable remuneration of those years, delivery of which was due in the first quarter of year 2017.

Pursuant to the above, the remuneration paid to the executive directors during 2017 is shown below. The figures are given individually for each executive director and itemized:

Remuneration of executive directors (Thousands of Euros)
	Fixed remuneration	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash 2017	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares from previous years (2)	Total shares 2017
Group Executive Chairman	2,475	734	622	3,831	114,204	66,947	181,151
Chief Executive Officer	1,965	591	182	2,738	91,915	19,703	111,618
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	834	89	50	972	13,768	5,449	19,217
Total	5,274	1,414	853	7,541	219,887	92,099	311,986

(1)  Amounts corresponding to 50% of 2016 annual variable remuneration.

(2)   Amounts corresponding to the sum of the deferred parts of the annual variable remuneration from previous years (2014 and 2013), and their corresponding updating in cash, payment or delivery of which has been made in 2017, in accordance with the settlement and payment system, as broken down below:

•         2nd third of deferred annual variable remuneration from 2014:

Under this item, the executive directors have received: €321 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €101 thousand and 11,766 BBVA shares in the case of the Chief Executive Officer; and €32 thousand and 3,681 BBVA shares in the case of the executive director Head of GERPA.

•         3rd third of deferred annual variable remuneration from 2013:

Under this item, the executive directors have received: €301 thousand and 29,555 BBVA shares in the case of the Group Executive Chairman; €81 thousand and 7,937 BBVA shares in the case of the Chief Executive Officer; and €18 thousand and 1,768 BBVA shares in the case of the executive director Head of GERPA.

As at year-end 2017, the last third corresponding to the deferred variable remuneration of the year 2014 is pending payment, delivery of which will correspond in the first quarter of the year 2018, in accordance with the settlement and payment system established for that year.

In accordance with the conditions established in the settlement and payment system previously mentioned, 50% of executive directors’ annual variable remuneration corresponding to the years 2015 and 2016 remains deferred, to be paid in future years, where applicable, according to the aforementioned system.

Likewise, executive directors have received, during 2017, remuneration in kind, which includes insurance premiums and others, for a total overall amount of €217 thousand, of which €16 thousand correspond to the Group Executive Chairman; €121 thousand to the Chief Executive Officer; and €79 thousand to the executive director Head of GERPA.

Annual variable remuneration of executive directors for the year 2017

Following year-end 2017, the variable remuneration for executive directors corresponding to that year has been determined, applying the conditions established at the beginning of 2017, as set forth in the Remuneration Policy for BBVA Directors, approved by the General Meeting held on 17 March 2017, in the following terms:

•       40% of the annual variable remuneration corresponding to 2017 will be paid, during the first quarter of 2018, in equal parts in cash and in shares, which amounts to €660 thousand and 90,933 BBVA shares in the case of the Group Executive Chairman; €562 thousand and 77,493 BBVA shares in the case of the Chief Executive Officer; and €87 thousand and 12,029 BBVA shares in the case of the executive director Head of GERPA.

•       The remaining 60% will be deferred for a five-year period, subject to compliance with the multi-year performance indicators (the “Deferred Component”), which will vest, 40% in cash and 60% in shares, under the following schedule: 60% of the Deferred Component after the third year of deferral; 20% after the fourth year of deferral; and 20% after the fifth year of deferral.

The Deferred Component of the annual variable remuneration will be subject to compliance with the multi-year performance indicators determined by the Board of Directors at the beginning of the year, calculated over the first three years of deferral. The application of these indicators may lead to a reduction of the Deferred Component, even in its entirety, but in no event lead to an increase in its amount.

Moreover, in accordance with the settlement and payment system established in the Remuneration Policy for BBVA Directors:

•       Shares delivered to executive directors as annual variable remuneration shall be withheld for a one-year period from the date of delivery. Upon reception of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration for at least three years after their delivery. The foregoing shall not apply to the transfer of those shares required to honor the payment of taxes.

•       The annual variable remuneration deferred in cash will be subject to updating in the terms established by the Board of Directors.

•       Executive directors shall not be allowed to use personal hedging strategies or insurance in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•       The variable component of the remuneration of executive directors for the year 2017 will be limited to a maximum amount of 200% of the fixed component of total remuneration, as approved by the General Meeting.

•       Finally, the entire annual variable remuneration of executive directors will be subject to malus and clawback arrangements during the entire deferral and retention period.

The amounts corresponding to the deferred shares are recorded under the item “own share based compensation schemes - equity” and the amounts corresponding to cash are recorded under the item “Other Liabilities – Accrued interest” of the consolidated balance sheet at 31 December 2017.

Remuneration of the members of the Senior Management received in 2017

During 2017, members of Senior Management have received the amount of the fixed remuneration corresponding to that year and the annual variable remuneration corresponding to the year 2016, which payment vested during the first quarter of the year 2017, according to the settlement and payment system set forth in the remuneration policy applicable to the Senior Management in that year.

In accordance with this settlement and payment system:

•         The upfront payment of 2016 annual variable remuneration for members of the Senior Management has been paid in equal parts in cash and in BBVA shares.

•         The remaining 50% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a three-year period, and its accrual and vesting shall be subject to compliance with a series of multi-year indicators.

•         All the shares delivered pursuant to the indicated rules shall be withheld for a one-year period from the date of delivery. This withholding will be applied to the net amount of the shares, after discounting the amount necessary to honor the payment of taxes accruing on the shares received.

•         A prohibition against hedging has been established, both regarding withheld vested shares and shares pending delivery.

•         The deferred part of the annual variable remuneration will be subject to updating under the terms established by the Board of Directors.

•         The variable component of the remuneration corresponding to the year 2016 for the Senior Management is limited to a maximum amount of 200% of the fixed component of total remuneration as agreed by the General Meeting.

Furthermore, the annual variable remuneration awarded as of the year 2016, inclusive, is subject to arrangements for the reduction (“malus”) and recoupment ("clawback") of variable remuneration during the entire deferral and retention period.

Pursuant to the above, the remuneration paid during the year 2017 to members of the Senior Management as a whole, excluding executive directors, is shown below (itemized):

Remuneration of members of the Senior Management (Thousands of Euros)
	Fixed remuneration	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash 2017	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares from previous years (2)	Total shares 2017
Total members of the Senior Management (*)	15,673	2,869	1,016	19,558	441,596	110,105	551,701

(*) This section includes aggregate information regarding those who were members of the Senior Management, excluding executive directors, as at December, 31, 2017 (15 members).

(1) Amounts corresponding to 50% of 2016 annual variable remuneration.

(2) Amounts corresponding to the sum of the deferred parts of the annual variable remuneration from previous years (2014 and 2013), and their corresponding updating in cash, payment or delivery of which has been made in 2017 to members of the Senior Management who were entitled to them, as broken down below:

- 2nd third of deferred annual variable remuneration from 2014: corresponds to an aggregate amount of €555 thousand and 64,873 BBVA shares.

- 3rd third of deferred annual variable remuneration from 2013: corresponds to an aggregate amount of €461 thousand and 45,232 BBVA shares.

As at year-end 2017, the last third corresponding to the deferred variable remuneration of the year 2014 is pending payment, delivery of which will correspond in the first quarter of the year 2018, in accordance with the settlement and payment system established for that year.

Likewise, 50% of members of the Senior Management’s annual variable remuneration corresponding to the years 2015 and 2016 remains deferred, to be paid in future years, where applicable, according to the settlement and payment system established for said years.

Additionally, members of the Senior Management as a whole, excluding executive directors, have received remuneration in kind during the year 2017, which includes insurance premiums and others, for a total overall amount of €684 thousand.

Remuneration system in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting held on March 18, 2006 and extended by resolutions of the General Meeting held on March 11, 2011 and on March 11, 2016, for a further five-year period in each case.

This system is based on the annual allocation to non-executive directors of a number of "theoretical shares", equivalent to 20% of the total remuneration in cash received by each director in the previous year, calculated according to the average closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meetings approving the corresponding financial statements for each year.

These shares will be delivered to each beneficiary, where applicable, on the date they leave directorship for any reason other than serious breach of their duties.

The number of “theoretical shares” allocated in the first semester of 2017 to each non-executive director beneficiary of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors in 2016, is as follows:

	Theoretical shares allocated in 2017	Theoretical shares accumulated at December 31 2017
Tomás Alfaro Drake	10,630	73,082
José Miguel Andrés Torrecillas	14,002	23,810
José Antonio Fernández Rivero	11,007	102,053
Belén Garijo López	7,313	26,776
Sunir Kumar Kapoor	4,165	4,165
Carlos Loring Martínez de Irujo	11,921	86,891
Lourdes Máiz Carro	7,263	15,706
José Maldonado Ramos	10,586	67,819
Juan Pi Llorens	10,235	42,609
Susana Rodríguez Vidarte	13,952	92,558
Total (1)	101,074	535,469

(1)     In addition, in the first semester of 2017, 8,752 theoretical shares were allocated to José Luis Palao García-Suelto and 10,226 theoretical shares were allocated to James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017 respectively.

Pension commitments

The Bank has undertaken pension commitments in favor of the Chief Executive Officer and the executive director Head of GERPA, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank, to cover retirement, disability and death.

As regards the Chief Executive Officer, the Remuneration Policy for BBVA Directors provides for a new benefits framework whereby his previous defined-benefits system has been transformed into a defined-contribution system, according to which he is entitled, provided he does not leave his position as Chief Executive Officer due to serious breach of his duties, to a retirement benefit when he reaches the legal retirement age, in the form of capital or as income, which amount shall result from the funds accumulated by the Bank until December 2016 to cover the commitments under his previous benefits scheme and the sum of the annual contributions made by the Bank as of January 1, 2017, to cover said benefit under the new pension scheme, along with the corresponding accumulated yields.

Should the contractual relationship be terminated before he reaches the retirement age, for reason other than serious breach of his duties, the retirement benefit to which the Chief Executive Officer is entitled, when he reaches the age legally established, shall be calculated on the basis of the contributions made by the Bank up to that date, along with the corresponding accumulated yields, with no additional contributions to be made by the Bank upon leave of directorship.

The amount established in the Remuneration Policy for BBVA Directors for the Chief Executive Officer, as annual contribution to cover the retirement benefit under the new defined-contribution scheme, amounts to €1,642 thousand, amount which shall be updated in the same proportion as the annual fixed remuneration for the Chief Executive Officer, in the terms established in said Policy.

Likewise, pursuant to the Policy, 15% of the agreed annual contribution, mentioned above, shall be based on variable components and be considered "discretionary pension benefits", thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the aforementioned Policy.

On the other hand, the Bank will assume payment of the annual insurance premiums in order to top up the coverage of death and disability of the Chief Executive Officer’s benefits scheme, in the terms established in the Remuneration Policy for BBVA Directors.

Pursuant to the foregoing, in the year 2017 an amount of €1,853 thousand has been recorded to attend the benefits commitments undertaken with the Chief Executive Officer, amount which includes the contribution to retirement coverage (€1,642 thousand), as well as to death and disability (€211 thousand), with the total accumulated fund to cover retirement commitments amounting €17,503 thousand, as at December 31, 2017.

15% of the agreed annual contribution to retirement (€246 thousand) has been registered in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Chief Executive Officer’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €288 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

As regards the executive director Head of GERPA, the pension scheme established in the Remuneration Policy for BBVA Directors establishes an annual contribution of 30% of his fixed remuneration as of January 1, 2017, to cover retirement benefit, as well as payment of the corresponding annual insurance premiums in order to top up the coverage of death and disability.

As in the case of the Chief Executive Officer, 15% of the agreed annual contribution, mentioned above, shall be based on variable components and be considered "discretionary pension benefits", thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the aforementioned Policy.

The executive director Head of GERPA shall be entitled, when he reaches the retirement age, to the benefits arising from the contributions made by the Bank to cover pension commitments, plus the corresponding accumulated yields up to that date, provided he does not leave his position due to serious breach of his duties. In the event of voluntary termination of contractual relationship by the director before retirement, benefits shall be limited to 50% of the contributions made by the Bank to that date, along with the corresponding accumulated yields, with the Bank's contributions ceasing upon leave of directorship.

Pursuant to the foregoing, in the year 2017 an amount of €393 thousand has been recorded to attend the benefits commitments undertaken with the executive director Head of GERPA, amount which includes the contribution to retirement coverage (€250 thousand), as well as to death and disability (€143 thousand), with the total accumulated fund to cover retirement commitments amounting €842 thousand, as at December 31, 2017.

15% of the agreed annual contribution to retirement (€38 thousand) has been registered in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the executive director Head of GERPA’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €46 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

There are no other pension obligations undertaken in favor of other executive directors.

Likewise, an amount of €5,630 thousand has been recorded to attend the benefits commitments undertaken with members of the Senior Management, excluding executive directors, amount which includes the contribution to retirement coverage (€4,910 thousand), as well as to death and disability (€720 thousand), with the total accumulated fund to cover retirement commitments with the Senior Management amounting €55,689 thousand, as at December 31, 2017.

As in the case of executive directors, 15% of the annual contributions agreed for members of the Senior Management shall be based on variable components and be considered "discretionary pension benefits", thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the remuneration policy applicable to Senior Management.

Pursuant to the foregoing, from the annual contribution to cover retirement recorded in 2017, an amount of €585 thousand has been recorded in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Senior Management’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €589 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

Extinction of contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, approved by the 2017 General Meeting, the Bank has no commitments to pay severance indemnity to executive directors.

The new contractual framework defined in the aforementioned Policy for the Chief Executive Officer and the executive director Head of GERPA includes a post-contractual non-compete agreement for a period of two years, after they cease as BBVA executive directors, in accordance to which they shall receive remuneration in an amount equivalent to one annual fixed remuneration for every year of duration of the non-compete arrangement, which shall be paid periodically over the course of the two years, provided that leave of directorship is not due to retirement, disability or serious breach of duties.

55.          Other information

55.1       Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2017, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Justice Order JUS/471/2017, of May 19, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

55.2      Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash during 2015, 2016 and 2017 (cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”). See Notes 4 and 22.4 for a complete analysis of all remuneration awarded to shareholders.

Dividends Paid ("Dividend Option" not included)
		2017			2016			2015
	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	34.69%	0.17	1,125	32.65%	0.16	1,028	16.33%	0.08	504
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	34.69%	0.17	1,125	32.65%	0.16	1,028	16.33%	0.08	504
Dividends with charge to income	34.69%	0.17	1,125	32.65%	0.16	1,028	16.33%	0.08	504
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

Earnings and ordinary income by operating segment

The detail of the consolidated profit for each operating segment is as follows:

Profit Attributable by Operating Segments
Profit Attributable by Operating Segments	Notes	2017	2016	2015
Banking Activity in Spain		1,381	912	1,085
Non Core Real Estate		(501)	(595)	(496)
United States		511	459	517
Mexico		2,162	1,980	2,094
Turkey		826	599	371
South America		861	771	905
Rest of Eurasia		125	151	75
Subtotal operating segments		5,363	4,276	4,551
Corporate Center		(1,844)	(801)	(1,910)
Profit attributable to parent company	6	3,519	3,475	2,641
Non-assigned income		-	-	-
Elimination of interim income (between segments)		-	-	-
Other gains (losses) (*)		1,243	1,218	686
Income tax and/or profit from discontinued operations		2,169	1,699	1,274
Operating profit before tax	6	6,931	6,392	4,603

(*) Profit attributable to non-controlling interests.

Interest income by geographical area

The breakdown of the balance of “Interest Income” in the accompanying consolidated income statements by geographical area is as follows:

Interest Income. Breakdown by Geographical Area (Millions of euros)
	Notes	2017	2016	2015
Domestic		5,093	5,962	6,275
Foreign		24,203	21,745	18,507
European Union		422	291	387
Other OECD countries		19,386	17,026	13,666
Other countries		4,395	4,429	4,454
Total	37.1	29,296	27,708	24,783

56.          Subsequent events

From January 1, 2018 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Transition to IFRS 9

Under Commission Regulation (EU) No. 2016/2067 of 22 November 2016, all companies governed by the law of a Member State of the European Union, and whose securities are traded on a regulated market in one of the States of the Union, must apply IFRS 9 as from the commencement date of their first financial year starting on or after January 1, 2018 (see Note 2.3); and it is the Group's intention to use the option allowed by the standard itself of not reformulating the comparative financial statements for 2017 that will be presented in the Consolidated Financial Statements for 2018.

Appendices

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
4D INTERNET SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	18	18	1	20	(3)
ACTIVOS MACORP, S.L.	SPAIN	REAL ESTATE	50.63	49.37	100.00	18	24	5	3	16
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	15	26	10	14	1
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	284	413	56	(185)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	2,040	2,689	(161)	(488)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	163	116	-	109	7
ANIDA OPERACIONES SINGULARES, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4,066	4,451	(99)	(286)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	91	94	3	84	7
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	29	87	81	8	(2)
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	8	7	-	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	4	3	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	203	268	74	181	13
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	816	816	-	816	-
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	61	49	(37)	48
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	220	76	133	11
ARRAHONA NEXUS, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	199	166	(109)	141
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	10	-	9	1
ARRELS CT FINSOL, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	264	214	(91)	141
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1	52	44	(13)	20
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	74	63	(36)	47
ARRELS CT PROMOU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	34	23	(12)	23
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	100.00	-	100.00	252	4,029	3,805	220	4
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.19	68.19	863	19,114	17,848	1,121	145
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,705	2,515	166	24
BANCO CONTINENTAL, S.A.	PERU	BANKING	-	46.12	46.12	910	19,666	17,693	1,597	377
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	63	2	(2)	63
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	47	369	324	42	3
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	31	958	877	97	(16)
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	13	13	-	9	4
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	2	1	1	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	54	129	75	43	11
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	571	-	599	(28)
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	2	3	1	1	1

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(***) This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S.L.

(****) These companies have an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	14	18	3	8	6
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	14	16	2	11	4
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	28	33	5	20	8
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	114	55	21	38
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	4	20	15	5	-
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	39.97	26.58	66.55	157	9,173	8,019	947	207
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	21	37	16	7	15
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	45	235	190	38	7
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	11	19	8	9	2
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	28	156	129	16	11
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,426	82,505	75,075	5,596	1,834
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	34	4	27	3
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	99.94	0.06	100.00	-	17	4	9	5
BBVA BROKER, S.A.	ARGENTINA	INSURANCES SERVICES	-	95.00	95.00	-	5	2	(1)	4
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	355	16,164	14,945	1,045	174
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,703	10,862	35	10,420	406
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	217	416	199	220	(3)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	28	29	1	21	7
BBVA COMPASS PAYMENTS, INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	69	69	-	54	15
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	10	133	85	17	31
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	-	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	18	125	108	17	(1)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	INSURANCES SERVICES	-	100.00	100.00	7	14	7	(1)	8
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	68	647	579	62	6
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	4	1	2	-
BBVA DINERO EXPRESS, S.A.U	SPAIN	PAYMENT ENTITIES	100.00	-	100.00	2	5	2	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	INSURANCES SERVICES	-	100.00	100.00	4	4	-	2	2
BBVA FACTORING LIMITADA (CHILE)	CHILE	PENSION FUNDS MANAGEMENT	-	100.00	100.00	10	58	48	10	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	4	15	11	4	-
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	12	19	6	2	12
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	7	10	2	4	3
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	19	1	17	1
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	171	167	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	2,398	2,397	1	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5	43	36	7	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	40	379	331	45	3
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	36	35	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,394	100	1,101	193
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	577	379	191	8

(*) Information on foreign companies at exchange rate on December 31, 2017

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
BBVA LEASING MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	837	717	97	23
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	3	213	209	(64)	68
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	10	82	51	16	15
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	-	100.00	-	-	-	-	-
BBVA OP3N S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	-	2	3	-	(1)
BBVA OP3N, INC	UNITED STATES	SERVICES	-	100.00	100.00	2	3	1	7	(5)
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,784	1,621	132	32
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	53	15	27	11
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	23	13	4	5
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	9	3	6	-
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	874	874	5	921	(51)
BBVA RE DAC	IRELAND	INSURANCES SERVICES	-	100.00	100.00	39	72	23	40	9
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	294	295	1	229	65
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	90	665	565	95	5
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	178	368	190	162	16
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	83	63	13	7
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	404	289	74	41
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	71	201	129	62	10
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	1,039	18,231	16,989	948	294
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,765	1,764	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	3	11	8	-	3
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	8	1	7	-
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	28	82	53	26	3
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	121	120	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	100.00	-	100.00	98	859	753	98	7
BBVA TRADE, S.A. (***)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	1	42	37	13	(8)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	4	-	5	(1)
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6	6	-	5	1
BEEVA TEC OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	1	1	-	-
BEEVA TEC, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	227	28	187	12
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	21	46	27	17	2
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L. (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	5	(3)	-
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L. (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	4	4	-	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	91	90	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	42	-	41	-
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	55	38	21	(3)

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) These companies have an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(***) These companies have an equity loan from CARTERA E INVERSIONES S.A., CIA DE.

(****) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	46	60	14	14	32
CATALONIA GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	4	(4)	4
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	8	(5)	5
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	SPAIN	INSURANCES SERVICES	100.00	-	100.00	42	49	23	22	3
CATALUNYACAIXA CAPITAL, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	104	113	10	96	8
CATALUNYACAIXA IMMOBILIARIA, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	310	388	94	74	221
CATALUNYACAIXA SERVEIS, S.A.	SPAIN	SERVICES	100.00	-	100.00	2	9	6	3	-
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CETACTIUS, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	22	(20)	(1)
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	1	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	199	84	75	40
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	61	-	60	-
CLUB GOLF HACIENDA EL ALAMO, S.L.	SPAIN	REAL ESTATE	-	97.87	97.87	-	-	-	-	-
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	3	9	6	2	1
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	580	920	339	442	139
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	10,083	76,898	66,816	9,708	375
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,789	6,789	-	6,729	60
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	41	51	10	41	-
COMPASS INSURANCE TRUST	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,932	5,932	-	5,873	59
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	68	68	-	67	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,661	2,720	59	2,607	54
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,906	4,907	-	4,847	59
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	2	1	-	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	7	1	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES DEALER	-	100.00	100.00	5	11	6	4	1
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	63	63	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	9	4	4	1
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,821	140	1,448	232
COVAULT, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	-	-	-	-
CX PROPIETAT, FII	SPAIN	REAL ESTATE INVESTMENT COMPANY	94.96	-	94.96	48	51	-	60	(9)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	6	6	3	(3)
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	5	3	-	2

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	1	-	1	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	15	15	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	14	14	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	86	128	14	116	(3)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	19	22	3	12	7
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6	7	-	6	-
EL MILANILLO, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	10	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	7	4	3	-
ENTIDAD DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	OTHER HOLDING	-	99.86	99.86	15	19	-	19	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	8	-	8	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	43	2	38	4
EXPANSION INTERCOMARCAL, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	29	29	-	26	3
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	MEXICO	REAL ESTATE	-	42.40	42.40	1	1	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	52	52	-	48	4
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	OTHER HOLDING	-	100.00	100.00	14	17	2	13	1
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	-	2	-	2	-
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	90	90	(5)	5
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	17	18	-	-
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	9	9	-	-
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	48	48	(1)	1
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	7	14	8	8	(1)
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	20	23	3	12	8
FODECOR, S.L.	SPAIN	REAL ESTATE	-	60.00	60.00	-	1	-	-	-
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	100.00	100.00	2	1	-	1	-
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	5	26	21	4	1
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	37	304	269	30	5
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	223	2,550	2,342	151	57
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	346	46	302	(2)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	269	2,156	1,881	250	26
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	-	100.00	100.00	23	18	3	13	2
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,393	3,393	-	-
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	308	499	140	282	78
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	38	760	713	40	7

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	SERVICES	-	100.00	100.00	2	398	391	2	5
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	208	1,199	990	203	5
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	1	-	1	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	229	340	-	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	8	5	3	-
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	16	18	3	11	5
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	26	40	14	14	12
GARANTI YATIRIM ORTAKLIGI AS	TURKEY	INVESTMENT COMPANY	-	3.30	99.97	-	8	-	7	1
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	591	4,267	3,678	563	26
GARRAF MEDITERRANIA, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	2	1	-	1
GESCAT LLEVANT, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	1	5	4	(2)	3
GESCAT LLOGUERS, S.L. (***) (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	9	20	(10)	(1)
GESCAT POLSKA, SP. ZOO	POLAND	REAL ESTATE	100.00	-	100.00	9	9	-	12	(3)
GESCAT SINEVA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-	(1)	7
GESCAT, GESTIO DE SOL, S.L. (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	29	46	(22)	5
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L. (***) (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	182	590	(393)	(15)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	29	3	21	6
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	1	2	-
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	395	983	588	381	14
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	8,337	1	6,200	2,136
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	31	31	-	31	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-	2	(2)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
HABITATGES FINVER, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	3	1	(1)	2
HABITATGES INVERVIC, S.L.	SPAIN	REAL ESTATE	-	35.00	35.00	-	-	-	(14)	14
HABITATGES JUVIPRO, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	1	-	1
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U. (****)	SPAIN	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	(1)
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	22	5	1	10	(6)
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	7	8	1	7	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	365	366	-	362	4
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	361	361	-	358	3
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	SPAIN	SERVICES	76.00	-	76.00	-	6	5	1	-
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	24	33	8	24	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A	PERU	REAL ESTATE	-	100.00	100.00	39	40	2	37	2
INPAU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	2	24
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	10	91	82	13	(4)

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(***) These companies have an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(****) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	7	4	3	-
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	16	50	2	45	3
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	-	-	-	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	41	42	1	40	1
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
IRIDION SOLUCIONS IMMOBILIARIES, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	131	(125)	(4)
JALE PROCAM, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	-	4	53	(47)	(2)
L'EIX IMMOBLES, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	14	21	(7)	(1)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,051	1,053	2	1,053	(2)
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	5	2	1	1	-
MICRO SPINAL LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	37	176	151	22	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	15	15	-	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	19	31	12	13	6
NEWCO PERU S.A.C.	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	917	-	744	173
NOET, INC.	UNITED STATES	SERVICES	-	100.00	100.00	2	2	1	4	(2)
NOIDIRI, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	-	12	(11)	-
NOVA TERRASSA 3, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	4	-	4	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	19	20	2	14	5
OPENPAY S.A.P.I DE C.V.	MEXICO	PAYMENT ENTITIES	-	100.00	100.00	15	1	-	1	-
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	1	-	-	-
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	35	11	19	5
OPPLUS S.A.C (En liquidación)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
P.I. HOLDINGS GPP, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PARCSUD PLANNER, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	7	6	(3)	3
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	6	8	2	6	-
PECRI INVERSION S.L.	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	99	99	-	100	(2)
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	159	4,059	3,900	113	46
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	259	278	19	254	5
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	79	79	-	79	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
PROCAMVASA, S.A.	SPAIN	REAL ESTATE	-	51.00	51.00	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(***) These companies have an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	25	-	25	-
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	135	117	(106)	123
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	11	10	(3)	3
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	5	1	4	1
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	9	(3)	3
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	4	30	26	(18)	22
PROMOU CT VALLES, S.L.	SPAIN	PAYMENT INSTITUIONS	-	100.00	100.00	2	9	7	2	1
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	6	71	67	(30)	35
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	4	(10)	11
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	-	99.50	99.50	31	35	2	32	1
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	41	41	-	34	7
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	-	-	-	-	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROV-INFI-ARRAHONA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	5	17	12	(4)	9
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	7	5	2	-
PUERTO CIUDAD LAS PALMAS, S.A.	SPAIN	REAL ESTATE	-	96.64	96.64	-	31	57	(26)	-
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	13	3	9	2
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	39	128	110	13	4
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	100.00	-	100.00	1	2	-	1	-
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	14	14	-	13	1
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,384	1,384	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	692	692	-	676	16
SATICEM GESTIO, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	11	93	(81)	(1)
SATICEM HOLDING, S.L.	SPAIN	REAL ESTATE	100.00	-	100.00	5	5	-	6	-
SATICEM IMMOBILIARIA, S.L.	SPAIN	REAL ESTATE	100.00	-	100.00	20	20	-	19	1
SATICEM IMMOBLES EN ARRENDAMENT, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	26	88	(59)	(3)
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	304	3,095	2,791	119	185
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	-	-	-	1	-
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	6	1	4	1
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	14	12	1	1
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	8	21	13	6	2
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	51	64	13	88	(37)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	SERVICES	100.00	-	100.00	81	90	9	84	(2)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18, S.A. (***)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	11	13	-	14	(1)
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,061	1,063	2	1,062	(1)

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(****) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	13	20	7	13	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	43	43	-	41	2
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	49.85	-	49.85	7,026	70,803	61,635	7,629	1,539
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	53	24	27	1
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	956	1,270	(161)	(153)
UPTURN FINANCIAL INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	-	2	2	-	-
VOLJA LUX, SARL	LUXEMBOURG	INVESTMENT COMPANY	-	71.78	71.78	-	2	-	-	1
VOLJA PLUS SL	SPAIN	INVESTMENT COMPANY	75.40	-	75.40	1	2	-	2	-
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	ARGENTINA	FINANCIAL SERVICES	-	51.00	51.00	13	226	200	23	3

(*) Information on foreign companies at exchange rate on December 31, 2017

(**) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

APPENDIX II Additional information on investments in joint ventures and associates in the BBVA Group

			% Legal share of participation			Millions of Euros (**)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.17	Liabilities 31.12.17	Equity 31.12.17	Profit (Loss) 31.12.17
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	18	11	6	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	29.90	-	29.90	66	1,334	1,162	226	(54)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	9	0	8	0
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	18	214	156	63	(5)
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	26	72	22	50	1
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	21	129	5	116	8
COMPAÑIA PERUANA DE MEDIOS DE PAGO S.A.C. (VISANET PERU)	PERU	ELECTRONIC MONEY ENTITIES	-	20.28	20.28	2	38	28	3	7
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	3	11	-	13	(1)
METROVACESA SUELO Y PROMOCION, S.A.	SPAIN	REAL ESTATE	9.44	19.07	28.51	697	2,479	82	2,413	(16)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	20.00	0.00	20.00	10	130	80	41	8
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	15	390	354	32	3
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	6	13	-	11	2
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	28.72	0.00	28.72	9	41	8	29	3
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	48	34	7	7
TESTA RESIDENCIAL SOCIMI SAU	SPAIN	REAL ESTATE	3.88	22.98	26.86	444	2,307	662	1,594	51
JOINT VENTURES
ADQUIRA MEXICO, S.A. DE C.V. (*)	MEXICO	COMMERCIAL	-	50.00	50.00	2	5	2	3	-
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A. (*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	64	1,953	1,826	120	7
AVANTESPACIA INMOBILIARIA, S.L.(*)	SPAIN	REAL ESTATE	-	30.01	30.01	18	77	18	60	(1)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	6	13	-	11	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	6	58	-
DESARROLLOS METROPOLITANOS DEL SUR, S.L.(*)	SPAIN	REAL ESTATE	-	50.00	50.00	12	59	34	25	(1)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	4	455	431	25	(1)
FERROMOVIL 9000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	3	294	276	19	(1)
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	53	163	-	163	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	27	146	49	90	6
FIDEICOMISO F/402770-2 ALAMAR (*)	MEXICO	REAL ESTATE	-	42.40	42.40	7	17	-	17	-
INVERSIONES PLATCO, C.A. (*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	2	5	1	7	(3)
PARQUE RIO RESIDENCIAL, S.L. (*)	SPAIN	REAL ESTATE	-	50.00	50.00	10	32	12	20	-
PROMOCIONS TERRES CAVADES, S.A.(*)	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.(*)	ARGENTINA	BANKING	-	50.00	50.00	14	225	197	20	8
RCI COLOMBIA S.A., COMPAÑIA DE FINANCIAMIENTO (*)	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	19	280	241	39	-
REAL ESTATE DEAL II, S.A. (*)	SPAIN	IN LIQUIDATION	20.06	-	20.06	4	18	-	18	-
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (*)	MEXICO	SERVICES	-	51.00	51.00	3	12	6	4	2

(*) Joint ventures incorporated by the equity method.

(**) In foreign companies the exchange rate of December 31, 2017 is applied.

APPENDIX III Changes and notification of participations in the BBVA Group in 2017

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)	Category
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	ACQUISITION	FINANCIAL SERVICES	-	-	0.38%	88.24%	16-Mar-17	SUBSIDIARY
COMPASS INSURANCE TRUST WILLMINGTON, DE	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	30-Jun-17	SUBSIDIARY
P.I.HOLDINGS GPP, LLC	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	30-Jun-17	SUBSIDIARY
MICRO SPINAL LLC	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	30-Jun-17	SUBSIDIARY
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U.	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	22-Feb-17	SUBSIDIARY
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	FOUNDING	REAL ESTATE	-	-	42.40%	42.40%	1-Feb-17	SUBSIDIARY
DENIZEN FINANCIAL, INC	FOUNDING	SERVICES	-	-	100.00%	100.00%	24-Feb-17	SUBSIDIARY
OPENPAY S.A.P.I DE C.V.	ACQUISITION	PAYMENT ENTITIES	225	-	100.00%	100.00%	28-Apr-17	SUBSIDIARY
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	28-Apr-17	SUBSIDIARY
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	FOUNDING	SERVICES	-	-	51.00%	51.00%	29-May-17	SUBSIDIARY
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	720,801	-	9.95%	49.85%	22-Mar-17	SUBSIDIARY
CX PROPIETAT, FII	ACQUISITION	REAL ESTATE INVESTMENT FUND	-	-	27.02%	94.96%	30-Nov-17	SUBSIDIARY
PROPEL VENTURE PARTNERS GLOBAL, S.L	FOUNDING	FINANCIAL SERVICES	961	-	99.50%	99.50%	20-Jul-17	SUBSIDIARY
COVAULT, INC	FOUNDING	SERVICES	-	-	100.00%	100.00%	8-Jun-17	SUBSIDIARY
APLICA NEXTGEN SERVICIOS S.A. DE C.V	FOUNDING	SERVICES	-	-	100.00%	100.00%	16-Nov-17	SUBSIDIARY
APLICA NEXTGEN OPERADORA S.A. DE C.V.	FOUNDING	SERVICES	-	-	100.00%	100.00%	16-Nov-17	SUBSIDIARY
UPTURN FINANCIAL INC	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	25-Oct-17	SUBSIDIARY
OPENPAY SERVICIOS S.A. DE C.V.	FOUNDING	SERVICES	-	-	100.00%	100.00%	29-Nov-17	SUBSIDIARY
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	ACQUISITION	SERVICES	-	-	26.00%	76.00%	27-Dec-17	SUBSIDIARY
GARANTI HIZMET YONETIMI A.S	ACQUISITION	FINANCIAL SERVICES	-	-	0.60%	100.00%	30-Nov-17	SUBSIDIARY

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	30-Apr-17	SUBSIDIARY
BBVA COMERCIALIZADORA LTDA.	LIQUIDATION	BANKING	-	-	100.00%	-	31-Mar-17	SUBSIDIARY
BETESE S.A DE C.V.	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	15-Feb-17	SUBSIDIARY
HIPOTECARIA NACIONAL, S.A. DE C.V.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	15-Feb-17	SUBSIDIARY
TEXTIL TEXTURA, S.L.	DISPOSAL	COMMERCIAL	-	-	68.67%	-	1-Jun-17	SUBSIDIARY
VALANZA CAPITAL S.A. UNIPERSONAL	LIQUIDATION	SERVICES	(23)	-	100.00%	-	10-Mar-17	SUBSIDIARY
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MERGER	SERVICES	-	-	100.00%	-	15-Feb-17	SUBSIDIARY
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	LIQUIDATION	SERVICES	-	-	100.00%	-	24-Mar-17	SUBSIDIARY
BBVA PARTICIPACIONES MEJICANAS, S.L.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	-	4-Apr-17	SUBSIDIARY
COMPASS MULTISTATE SERVICES CORPORATION	LIQUIDATION	SERVICES	-	-	100.00%	-	1-Jun-17	SUBSIDIARY
COMPASS INVESTMENTS, INC.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	1-Jun-17	SUBSIDIARY
COMPASS CUSTODIAL SERVICES, INC.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	1-Jun-17	SUBSIDIARY
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	10-Feb-17	SUBSIDIARY
BBVA SEGUROS GENERALES S.A.	LIQUIDATION	INSURANCES SERVICES	-	-	100.00%	-	3-Apr-17	SUBSIDIARY
CATALUNYACAIXA VIDA, S.A.	MERGER	INSURANCES SERVICES	-	-	100.00%	-	31-Jan-17	SUBSIDIARY
AUMERAVILLA, S.L.	LIQUIDATION	REAL ESTATE	(1)	-	100.00%	-	30-Jun-17	SUBSIDIARY
ESPAIS CERDANYOLA, S.L.	DISPOSAL	REAL ESTATE	-	-	97.51%	-	13-Jun-17	SUBSIDIARY
NOVA EGARA-PROCAM, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY
CORPORACION BETICA INMOBILIARIA, S.A.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY
MILLENNIUM PROCAM, S.L.	LIQUIDATION	REAL ESTATE	(1)	-	100.00%	-	30-Jun-17	SUBSIDIARY
PROVIURE PARC D'HABITATGES, S.L.	LIQUIDATION	REAL ESTATE	3	-	100.00%	-	30-Jun-17	SUBSIDIARY
BBVA AUTORENTING, S.A.	DISPOSAL	SERVICES	75	-	100.00%	-	22-Sep-17	SUBSIDIARY
BBVA EMISORA, S.A.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	7-Sep-17	SUBSIDIARY
GRANFIDUCIARIA	LIQUIDATION	FINANCIAL SERVICES	-	-	90.00%	-	31-Dec-17	SUBSIDIARY
BBVA U.S. SENIOR S.A.U.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	22-Dec-17	SUBSIDIARY
COMPLEMENTOS INNOVACIÓN Y MODA, S.L.	LIQUIDATION	COMMERCIAL	-	-	100.00%	-	7-Nov-17	SUBSIDIARY
INVESCO MANAGEMENT Nº 1, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	9-Nov-17	SUBSIDIARY
INVESCO MANAGEMENT Nº 2, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	9-Nov-17	SUBSIDIARY
TEXAS REGIONAL STATUTORY TRUST I	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
GOBERNALIA GLOBAL NET, S.A.	MERGER	SERVICES	-	-	100.00%	-	27-Jul-17	SUBSIDIARY

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	LIQUIDATION	SERVICES	-	-	51.00%	-	30-Oct-17	SUBSIDIARY
STATE NATIONAL CAPITAL TRUST I	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
STATE NATIONAL STATUTORY TRUST II	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
TEXASBANC CAPITAL TRUST I	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	1-Nov-17	SUBSIDIARY
COMPASS TEXAS ACQUISITION CORPORATION	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
COMPASS TRUST II	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	30-Nov-17	SUBSIDIARY
CAPITAL INVESTMENT COUNSEL, INC.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
COMPASS ASSET ACCEPTANCE COMPANY, LLC	LIQUIDATION	FINANCIAL SERVICES	5	-	100.00%	-	31-Dec-17	SUBSIDIARY
COMPASS AUTO RECEIVABLES CORPORATION	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
CB TRANSPORT ,INC.	LIQUIDATION	SERVICES	(1)	-	100.00%	-	31-Dec-17	SUBSIDIARY
AMERICAN FINANCE GROUP, INC.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	30-Nov-17	SUBSIDIARY
FACILEASING, S.A. DE C.V.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	31-Oct-17	SUBSIDIARY
INNOVATION 4 SECURITY, S.L.	MERGER	SERVICES	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	DISPOSAL	REAL ESTATE	3	-	99.99%	-	31-Dec-17	SUBSIDIARY
HABITATGES INVERCAP, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
GESTIO D'ACTIUS TITULITZATS, S.A.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-17	SUBSIDIARY
INVERCARTERA INTERNACIONAL, S.L.	DISPOSAL	INVESTMENT COMPANY	-	-	100.00%	-	21-Dec-17	SUBSIDIARY
S.B.D. NORD, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
PROVIURE, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
AREA TRES PROCAM, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
PROVIURE CIUTAT DE LLEIDA, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
PROVIURE BARCELONA, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
ALGARVETUR, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
CONJUNT RESIDENCIAL FREIXA, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	27-Jul-17	SUBSIDIARY
HABITAT ZENTRUM, S.L.	LIQUIDATION	REAL ESTATE	-	-	50.00%	-	27-Jul-17	SUBSIDIARY
BBVA BANCO FRANCES, S.A.	DILUTION	BANKING	-	-	9.39%	66.55%	31-Jul-17	SUBSIDIARY

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)	Category
ATOM BANK PLC	DILUTION EFFECT	BANKING	42	-	0.44%	29.90%	30-Nov-17	ASSOCIATED
TESTA RESIDENCIAL SOCIMI SAU	CAPITAL INCREASE	REAL ESTATE INVESTMENT TRUST	340	-	13.10%	26.87%	31-Oct-17	ASSOCIATED
BATEC ORTO DISTRIBUCION S.L.	FOUNDING	COMMERCIAL	-	-	100.00%	100.00%	8-Jun-17	JOINT VENTURE
HABITATGES SOCIALS DE CALAF S.L	CREDITORS AGREEMENT	REAL ESTATE	-	-	40.00%	40.00%	1-May-17	JOINT VENTURE
COMPAÑIA PERUANA DE MEDIOS DE PAGO S.A.C. (VISANET PERU)	SHARES AWARD	ELECTRONIC MONEY ENTITIES	-	-	20.28%	20.28%	1-Sep-17	ASSOCIATED
SISTARBANC S.R.L.	FOUNDING	FINANCIAL SERVICES	-	-	6.66%	26.66%	31-Aug-17	ASSOCIATED
METROVACESA SUELO Y PROMOCION, S.A.	CAPITAL INCREASE	REAL ESTATE	-	-	7.99%	28.51%	30-Nov-17	ASSOCIATED

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	DISPOSAL	PENSION FUNDS MANAGEMENT	7	48.60%	-	28-Jan-17	ASSOCIATE
DOBIMUS, S.L.	LIQUIDATION	PENSION FUNDS	6	50.00%	-	10-Jan-17	JOINT VENTURE
ESPAIS CATALUNYA INVERSIONS IMMOBILIARIES, S.L.	DISPOSAL	PENSION FUNDS	-	50.84%	-	13-Jun-17	JOINT VENTURE
FACTOR HABAST, S.L.	DISPOSAL	PENSION FUNDS	-	50.00%	-	24-Jan-17	JOINT VENTURE
IMPULS LLOGUER, S.L.	DISPOSAL	PENSION FUNDS	-	100.00%	-	24-Jan-17	JOINT VENTURE
NAVIERA CABO ESTAY, AIE	LIQUIDATION	PENSION FUNDS	-	16.00%	-	01-Feb-17	ASSOCIATE
JARDINES DEL RUBIN, S.A.	LIQUIDATION	PENSION FUNDS	-	50.00%	-	31-Dec-17	JOINT VENTURE
FIDEICOMISO DE ADMINISTRACION 2038-6	LIQUIDATION	PENSION FUNDS	-	33.70%	-	30-Sep-17	ASSOCIATE
METROVACESA PROMOCION Y ARRENDAMIENTO S.A.	MERGER	PENSION FUNDS	-	20.52%	-	30-Nov-17	ASSOCIATE
NUCLI, S.A.	LIQUIDATION	PENSION FUNDS	-	29.47%	-	29-Nov-17	JOINT VENTURE
RESIDENCIAL PEDRALBES-CARRERAS, S.L.	BANKRUPTCY	PENSION FUNDS	-	25.00%	-	22-Dec-17	ASSOCIATE
PROVICAT SANT ANDREU, S.A.	DISPOSAL	PENSION FUNDS	-	50.00%	-	30-Sep-17	JOINT VENTURE
NOVA TERRASSA 30, S.L.	DISPOSAL	PENSION FUNDS	-	51.00%	-	01-Dec-17	JOINT VENTURE
EUROESPAI 2000, S.L.	DISPOSAL	PENSION FUNDS	-	35.00%	-	21-Dec-17	JOINT VENTURE
AGRUPACION DE LA MEDIACION ASEGURADORA DE ENTIDADES FINANCIERAS A.I.E.	LIQUIDATION	PENSION FUNDS	-	25.00%	-	30-Sep-17	ASSOCIATE

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2017

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO CONTINENTAL, S.A.	BANKING	-	46.12	46.12
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48.00	-	48.00
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.19	68.19
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00
URBANIZADORA SANT LLORENC, S.A.	NO ACTIVITY	60.60	-	60.60
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	FINANCIAL SERVICES	-	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35.00	35.00
GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	84.91	84.91
FODECOR, S.L.	REAL ESTATE	-	60.00	60.00
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	SERVICES	76.00	-	76.00
PROCAMVASA, S.A.	REAL ESTATE	-	51.00	51.00
JALE PROCAM, S.L.	REAL ESTATE	-	50.00	50.00
VOLJA LUX, SARL	INVESTMENT COMPANY	-	71.78	71.78
VOLJA PLUS SL	INVESTMENT COMPANY	75.40	-	75.40

APPENDIX V BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2017 (*)
2 PS Interamericana	BBVA CHILE S.A.	Oct-04	29	3
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A.	Jul-08	300	90
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	Jun-05	100	21
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	Mar-04	100	15
BACOMCB 07	BBVA BANCOMER, S.A.,INSTIT. BANCA	Dec-07	112	-
BACOMCB 08	BBVA BANCOMER, S.A.,INSTIT. BANCA	Mar-08	49	-
BACOMCB 08-2	BBVA BANCOMER, S.A.,INSTIT. BANCA	Dec-08	246	-
BBVA CONSUMO 6 FTA	BBVA, S.A.	Oct-14	299	100
BBVA CONSUMO 7 FTA	BBVA, S.A.	Jul-15	1,450	924
BBVA CONSUMO 8 FT	BBVA, S.A.	Jul-16	700	651
BBVA CONSUMO 9 FT	BBVA, S.A.	Mar-17	1,375	1,361
BBVA EMPRESAS 4 FTA	BBVA, S.A.	Jul-10	1,700	56
BBVA LEASING 1 FTA	BBVA, S.A.	Jun-07	2,500	64
BBVA PYME 10 FT	BBVA, S.A.	Dec-15	780	266
BBVA RMBS 1 FTA	BBVA, S.A.	Feb-07	2,500	1,111
BBVA RMBS 10 FTA	BBVA, S.A.	Jun-11	1,600	1,224
BBVA RMBS 11 FTA	BBVA, S.A.	Jun-12	1,400	1,077
BBVA RMBS 12 FTA	BBVA, S.A.	Dec-13	4,350	3,450
BBVA RMBS 13 FTA	BBVA, S.A.	Jul-14	4,100	3,375
BBVA RMBS 14 FTA	BBVA, S.A.	Nov-14	700	530
BBVA RMBS 15 FTA	BBVA, S.A.	May-15	4,000	3,435
BBVA RMBS 16 FT	BBVA, S.A.	May-16	1,600	1,449
BBVA RMBS 17 FT	BBVA, S.A.	Nov-16	1,800	1,696
BBVA RMBS 18 FT	BBVA, S.A.	Nov-17	1,800	1,790
BBVA RMBS 2 FTA	BBVA, S.A.	Mar-07	5,000	2,073
BBVA RMBS 3 FTA	BBVA, S.A.	Jul-07	3,000	1,529
BBVA RMBS 5 FTA	BBVA, S.A.	May-08	5,000	2,527
BBVA RMBS 9 FTA	BBVA, S.A.	Apr-10	1,295	900
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	Mar-09	21	-
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	May-09	14	-
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	Aug-09	22	-
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	Dec-08	39	-
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	Aug-12	59	-
BBVA VELA SME 2017-1	BBVA, S.A.	Jun-17	3,000	2,200
BBVA-5 FTPYME FTA	BBVA, S.A.	Nov-06	1,900	17
BBVA-6 FTPYME FTA	BBVA, S.A.	Jun-07	1,500	21
BMERCB 13	BBVA BANCOMER, S.A.,INSTIT. BANCA	Jun-13	458	-
FTA TDA-22 MIXTO	BBVA, S.A.	Dec-04	112	27
FTA TDA-27	BBVA, S.A.	Dec-06	275	97
FTA TDA-28	BBVA, S.A.	Jul-07	250	98
GAT ICO FTVPO 1, F.T.H	BBVA, S.A.	Mar-04	40	105
GC FTGENCAT TARRAGONA 1 FTA	BBVA, S.A.	Jun-08	283	35
HIPOCAT 10 FTA	BBVA, S.A.	Jul-06	1,500	353
HIPOCAT 11 FTA	BBVA, S.A.	Mar-07	1,600	362
HIPOCAT 6 FTA	BBVA, S.A.	Jul-03	850	124
HIPOCAT 7 FTA	BBVA, S.A.	Jun-04	1,400	256
HIPOCAT 8 FTA	BBVA, S.A.	May-05	1,500	311
HIPOCAT 9 FTA	BBVA, S.A.	Nov-05	1,000	240
Instrumentos de Titulizaci¿n Hip- Junior	BANCO CONTINENTAL, S.A.	Dec-07	21	1
TDA 19 FTA	BBVA, S.A.	Mar-04	200	30
TDA 20-MIXTO, FTA	BBVA, S.A.	Jun-04	100	17
TDA 23 FTA	BBVA, S.A.	Mar-05	300	64
TDA TARRAGONA 1 FTA	BBVA, S.A.	Dec-07	397	134
			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2017 (*)
FTA TDA-18 MIXTO	BBVA, S.A.	Nov-03	91	13

      (*) Solvency scope.

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2017, 2016 and 2015

Outstanding as of December 31, 2017, 2016, and 2015 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date(*)	Currency	December 2017	December 2016	December 2015	Prevailing Interest Rate as of December 31, 2017	Maturity Date
Issues in Euros
BBVA
February-07	EUR	255	255	255	0.47%	16-Feb-22
March-08	EUR	125	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
February-14	EUR	1,500	1,500	1,500	7.00%	Perpetual
April-14	EUR	1,494	-	-	3.50%	11-Apr-24
February-15	EUR	1,500	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	-	8.88%	Perpetual
February-17	EUR	997	-	-	3.50%	10-Feb-27
February-17	EUR	165	-	-	4.50%	24-Feb-32
May-17	EUR	150	-	-	2.54%	24-May-27
May-17	EUR	500	-	-	5.88%	Perpetual
Various	EUR	386	277	310
Subtotal	EUR	8,171	4,756	3,789
BBVA GLOBAL FINANCE, LTD. (*)
October-01	EUR	-	-	10	6.08%	10-Oct-16
October-01	EUR	-	-	46	0.55%	15-Oct-16
November-01	EUR	-	-	53	0.63%	02-Nov-16
December-01	EUR	-	-	56	0.57%	20-Dec-16
Subtotal	EUR	-	-	165
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	99	99	99	0.47%	13-Oct-20
April-07	EUR	-	68	68	0.57%	4-Apr-22
May-08	EUR	-	50	50	3.00%	19-May-23
July-08	EUR	20	20	20	6.11%	22-Jul-18
April-14	EUR	-	1,500	1,500	3.50%	11-Apr-24
Subtotal	EUR	119	1,737	1,737
TURKIYE GARANTI BANKASI A.S
February-09	EUR	-	-	50	3.53%	31-Mar-21
Subtotal	EUR	-	-	50
Others		-	-	1
Total issued in Euros		8,290	6,493	5,742

 (*)   The issuances of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD., are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2017, 2016, and 2015 of subordinated issues (continued)

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2017	December 2016	December 2015	Prevailing Interest Rate as of December 31, 2017	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,251	1,423	1,378	9.00%	Perpetual
March-17	USD	100	-	-	5.70%	31-Mar-32
November-17	USD	834	-	-	6.13%	15-feb-18
Subtotal	USD	2,185	1,423	1,378
May-17	CHF	17	-	-	1.60%	24-May-27
Subtotal	CHF	17	-	-
BBVA GLOBAL FINANCE, LTD. (**)
December-95	USD	162	189	183	7.00%	01-Dec-25
Subtotal	USD	162	189	183
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	USD
Different issues	CLP	574	609	558		Various
Subtotal	CLP	574	609	558
BBVA BANCOMER, S.A. de C.V.
May-07	USD	-	474	456	6.01%	17-May-22
April-10	USD	831	947	912	7.25%	22-Apr-20
March-11	USD	1,039	1,184	1,140	6.50%	10-Mar-21
July-12	USD	1,247	1,421	1,368	6.75%	30-Sep-22
November-14	USD	166	189	182	5.35%	12-Nov-29
Subtotal	USD	3,283	4,214	4,058
BBVA PARAGUAY
November-14	USD	17	19	18	6.75%	05-Nov-21
November-15	USD	21	24	23	6.70%	22-Nov-22
Subtotal	USD	38	43	42
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	-	47	46	3.13%	17-Mar-34
Subtotal	USD	-	47	46

(*)   The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank

Outstanding as of December 31, 2017, 2016, and 2015 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date (continued)	Currency	December 2017	December 2016	December 2015	Prevailing Interest Rate as of December 31, 2017	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	-	14	14	3.32%	30-Sep-33
Subtotal	USD	-	14	14
STATE NATIONAL STATUTORY TRUST II
March-04	USD	-	9	9	3.07%	17-Mar-34
Subtotal	USD	-	9	9
TEXASBANC CAPITAL TRUST I
June-04	USD	-	24	23	2.88%	23-Jul-34
Subtotal	USD	-	24	23
COMPASS BANK
March-05	USD	190	212	204	5.50%	01-Apr-20
March-06	USD	59	65	63	5.90%	01-Apr-26
September-07	USD	-	332	321	6.40%	01-Oct-17
April-15	USD	584	655	633	3.88%	10-Apr-25
Subtotal		833	1,264	1,221
BBVA COLOMBIA, S.A.
September-11	COP	28	32	45	8.31%	19-Sep-18
September-11	COP	30	33	58	8.48%	19-Sep-21
September-11	COP	44	49	48	8.72%	19-Sep-26
February-13	COP	56	63	30	7.65%	19-Feb-23
February-13	COP	46	52	31	7.93%	19-Feb-28
November-14	COP	25	28	47	8.53%	26-Nov-26
November-14	COP	45	51	26	8.41%	26-Nov-34
Subtotal	COP	273	309	285
April-15	USD	313	379	366	4.88%	21-Apr-25
Subtotal	USD		379	366
BANCO CONTINENTAL, S.A.
May-07	USD	17	19	18	6.00%	14-May-27
September-07	USD	-	19	18	2.16%	24-Sep-17
February-08	USD	17	19	18	6.47%	28-Feb-28
October-13	USD	38	43	41	6.53%	02-Oct-28
September-14	USD	244	273	274	5.25%	22-Sep-29
Subtotal	USD	315	373	371
May-07	PEN	-	11	11	5.85%	07-May-22
June-07	PEN	20	21	20	3.47%	18-Jun-32
November-07	PEN	18	19	18	3.56%	19-Nov-32
July-08	PEN	16	17	15	3.06%	08-Jul-23
September-08	PEN	17	18	17	3.09%	09-Sep-23
December-08	PEN	10	11	10	4.19%	15-Dec-33
Subtotal	PEN	80	97	90
TURKIYE GARANTI BANKASI A.S
May-17	USD	623	-	-	6.13%	-
Subtotal	USD	623	-	-		-
Total issues in foreign currencies(Millions of Euros)		8,695	8,995	8,642

Outstanding as of December 31, 2017, 2016, and 2015 of subordinated issues (Millions of euros)

	December 2017		December 2016		December 2015
Issuer Entity and Issued Date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA
December 2007	EUR	-	EUR	14	EUR	14
BBVA International Preferred, S.A.U.
September 2005	-	-	EUR	86	EUR	86
September 2006	-	-	EUR	164	EUR	164
Abril 2007	-	-	USD	569	USD	551
July 2007	GBP	35	GBP	36	GBP	43
Phoenix Loan Holdings Inc.
December 2000	USD	18	USD	22	USD	22
Caixa Terrasa Societat de Participacion
August 2005	EUR	51	EUR	51	EUR	75
Caixasabadell Preferents, S.A.
July 2006	EUR	56	EUR	53	EUR	90
Others		1	-	1	-	1

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2017, 2016 and 2015.

December 2017 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	17,111	4,699	827	4,264	26,902
Financial assets held for trading	2,085	14,961	484	4,583	22,113
Available-for-sale financial assets	14,218	8,051	4,904	3,010	30,183
Loans and receivables	93,069	39,717	32,808	34,488	200,081
Investments in entities accounted for using the equity method	5	124	-	147	276
Tangible assets	659	1,953	1,289	673	4,573
Other assets	7,309	5,041	4,426	18,662	35,438
Total	134,456	74,546	44,738	65,826	319,566
Liabilities
Financial liabilities held for trading	935	5,714	506	533	7,688
Financial liabilities at amortized cost	135,546	51,492	27,079	39,062	253,178
Other liabilities	3,907	8,720	1,039	16,593	30,259
Total	140,387	65,926	28,623	56,188	291,124

December 2016 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,436	4,947	426	4,547	25,357
Financial assets held for trading	5,048	15,541	732	2,695	24,016
Available-for-sale financial assets	18,525	9,458	4,889	5,658	38,530
Loans and receivables	109,167	41,344	34,425	46,629	231,565
Investments in entities accounted for using the equity method	5	135	-	106	247
Tangible assets	788	2,200	1,376	844	5,207
Other assets	4,482	5,214	5,219	4,358	19,273
Total	153,451	78,839	47,066	64,839	344,194
Liabilities
Financial liabilities held for trading	3,908	5,957	693	1,426	11,983
Financial liabilities at amortized cost	150,035	53,185	28,467	53,858	285,546
Other liabilities	1,812	8,774	1,418	1,957	13,961
Total	155,755	67,916	30,578	57,241	311,490

December 2015 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	8,257	6,547	485	3,833	19,121
Financial assets held for trading	6,449	16,581	374	3,006	26,410
Available-for-sale financial assets	22,573	10,465	9,691	6,724	49,454
Loans and receivables	115,899	45,396	32,650	44,382	238,328
Investments in entities accounted for using the equity method	216	241	-	40	498
Tangible assets	781	2,406	1,348	762	5,296
Other assets	2,018	5,054	2,320	3,817	13,209
Total	156,193	86,690	46,868	62,564	352,315
Liabilities
Financial liabilities held for trading	5,010	5,303	513	1,925	12,750
Financial liabilities at amortized cost	152,383	60,800	30,267	50,004	293,455
Other liabilities	2,001	9,038	1,393	2,132	14,564
Total	159,394	75,141	32,173	54,061	320,769

APPENDIX VIII Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

1.       Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2017, 2016 and 2015 is as follows:

	DECEMBER 2017 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	69	105	135	430	112	302	18
Other financial corporations and individual entrepreneurs (financial business)	4,727	36	93	8	1	-	21
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	113,464	4,672	17,890	6,258	3,182	251	3,579
Of which: financing the construction and property (including land)	1,812	398	3,495	2,345	1,995	-	1,327
Rest homes (*)	163,101	1,325	109,776	8,477	6,891	18	1,373
Total	281,361	6,138	127,894	15,173	10,186	571	4,991

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	50	72	45	29	22	-	16
Other financial corporations and individual entrepreneurs (financial business)	126	5	16	2	0	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	95,427	2,791	10,994	4,144	1,983	66	3,361
Of which: financing the construction and property (including land)	1,538	208	2,779	1,961	1,273	-	1,282
Rest homes (*)	105,468	747	47,612	4,330	3,270	6	1,231
Total	201,071	3,615	58,667	8,506	5,275	72	4,612

(*)    Number of operations does not include Garanti Bank

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €378 million of collective impairment losses and €4,612 million of specific impairment losses.

	DECEMBER 2016 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	24	8	112	711	98	584	6
Other financial corporations and individual entrepreneurs (financial business)	3,349	59	71	18	5	-	8
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	125,328	5,057	25,327	9,643	4,844	124	5,310
Of which: financing the construction and property (including land)	1,519	496	5,102	4,395	694	-	2,552
Rest homes (*)	116,961	1,550	103,868	9,243	7,628	18	1,474
Total	245,662	6,674	129,378	19,615	12,576	726	6,798

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	12	8	53	33	27	-	4
Other financial corporations and individual entrepreneurs (financial business)	131	8	22	2	-	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	103,310	2,857	16,327	6,924	3,002	53	4,986
Of which: financing the construction and property (including land)	1,191	304	4,188	3,848	494	-	2,499
Rest homes (*)	72,199	672	47,767	4,366	3,271	3	1,285
Total	175,652	3,545	64,169	11,325	6,300	57	6,281

(*)    Number of operations does not include Garanti Bank

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €517 million of collective impairment losses and €6,281 million of specific impairment losses.

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

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a roll forward of refinanced assets during 2017 and 2016:

Refinanced assets Roll forward. December 2017 (Millions of euros)
	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	11,418	517	14,869	6,281	26,288	6,798
(+) Additions	3,095	182	1,614	599	4,709	781
(-) Decreases (payments or repayments)	(2,462)	(145)	(2,754)	(1,180)	(5,216)	(1,325)
(-) Foreclosures	(2)	-	(463)	(267)	(465)	(267)
(-) Write-offs	(63)	(2)	(1,667)	(1,413)	(1,730)	(1,415)
(+)/(-) Other	(2,795)	(174)	521	593	(2,275)	419
Ending Balance	9,191	378	12,120	4,612	21,311	4,991

Refinanced assets Roll forward. December 2016 (Millions of euros)
	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	17,929	861	16,071	7,132	34,000	7,993
(+) Additions	2,523	279	1,655	712	4,178	991
(-) Decreases (payments or repayments)	(2,788)	(366)	(1,754)	(835)	(4,542)	(1,201)
(-) Foreclosures	(3)	-	(174)	(84)	(177)	(84)
(-) Write-offs	(52)	(1)	(1,230)	(841)	(1,282)	(842)
(+)/(-) Other	(6,191)	(256)	301	196	(5,890)	(60)
Ending Balance	11,418	517	14,869	6,281	26,288	6,798

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2017, 2016 and 2015:

Forbearance operations. Breakdown by segments (Millions of euros)
	December 2017	December 2016	December 2015
Credit institutions
Central governments	518	713	818
Other financial corporations and individual entrepreneurs (financial activity)	24	69	(112)
Non-financial corporations and individual entrepreneurs (non-financial activity)	7,351	9,390	13,833
Of which: Financing the construction and property development (including land)	1,416	2,339	3,879
Households	8,428	9,319	11,468
Total carrying amount	16,321	19,491	26,007
Financing classified as non-current assets and disposal groups held for sale	-	-	-

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2017 and 2016, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2017. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	19%
Commercial	63%
Of which: Construction and developer	79%
Other consumer	52%

59% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

December 2016. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	6%
Commercial	67%
Of which: Construction and developer	85%
Other consumer	47%

56% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

2.        Quantitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

December 2017 (Millions OF Euros)
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	32,294	998	7,167	1,540	179	475	532	5,440
2 Other financial institutions	18,669	319	12,910	314	277	106	11,349	1,183
3 Non-financial institutions and individual entrepreneurs	172,338	39,722	24,793	11,697	5,878	5,183	9,167	32,591
3.1 Construction and property development	14,599	10,664	1,066	1,518	876	1,049	1,313	6,974
3.2 Construction of civil works	7,733	1,404	521	449	358	289	162	667
3.3 Other purposes	150,006	27,654	23,206	9,729	4,644	3,845	7,692	24,950
3.3.1 Large companies	93,604	10,513	16,868	2,769	1,252	1,023	3,631	18,706
3.3.2 SMEs (**) and individual entrepreneurs	56,402	17,142	6,338	6,960	3,392	2,823	4,061	6,244
4 Rest of households and NPISHs (***)	165,024	114,558	8,395	19,762	22,807	25,595	22,122	32,667
4.1 Housing	114,709	111,604	128	18,251	22,222	25,029	21,154	25,076
4.2 Consumption	40,705	670	4,784	1,058	256	192	316	3,632
4.3 Other purposes	9,609	2,284	3,483	452	330	374	652	3,959
SUBTOTAL	388,325	155,597	53,266	33,312	29,142	31,359	43,170	71,882
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	388,325	155,597	53,266	33,312	29,142	31,359	43,170	71,882
MEMORANDUM:
Forbearance operations (****)	16,321	6,584	5,117	1,485	1,315	1,871	1,580	5,451

(*)   The amounts included in this table are net of impairment losses.

(**)  Small and medium enterprises

(***) Nonprofit institutions serving households.

(****)Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

December 2016 (Millions of euros)
				Collateralized Credit Risk. Loan to value
	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	34,820	4,722	3,700	380	715	1,266	2,740	3,320
2 Other financial institutions	17,181	800	8,168	650	464	319	6,846	690
3 Non-financial institutions and individual entrepreneurs	183,871	47,105	22,663	17,000	13,122	11,667	14,445	13,533
3.1 Construction and property development	19,283	12,888	1,736	3,074	4,173	3,843	2,217	1,316
3.2 Construction of civil works	8,884	1,920	478	508	547	469	379	494
3.3 Other purposes	155,704	32,297	20,449	13,417	8,402	7,356	11,850	11,722
3.3.1 Large companies	107,550	16,041	16,349	7,311	5,149	4,777	7,160	7,993
3.3.2 SMEs (**) and individual entrepreneurs	48,154	16,257	4,100	6,106	3,253	2,579	4,689	3,729
4 Rest of households and NPISHs (***)	178,781	129,590	5,257	21,906	24,764	34,434	34,254	19,489
4.1 Housing	127,606	124,427	477	18,802	23,120	32,713	32,148	18,122
4.2 Consumption	44,504	3,181	3,732	2,535	1,278	1,230	1,322	547
4.3 Other purposes	6,671	1,982	1,048	569	366	491	784	820
SUBTOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032
MEMORANDUM:
Forbearance operations (****)	19,491	8,031	6,504	3,703	1,845	2,316	2,091	4,580

(*)   The amounts included in this table are net of impairment losses.

(**)  Small and medium enterprises

(***) Nonprofit institutions serving households.

(****) Net of provisions.

December 2015 (Millions of euros)
				Collateralized Credit Risk. Loan to value
	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	38,555	4,483	3,868	643	690	1,088	2,506	3,424
2 Other financial institutions	14,319	663	6,098	710	474	302	4,610	666
3 Non-financial institutions and individual entrepreneurs	184,203	47,773	24,034	20,400	14,931	11,480	12,491	12,506
3.1 Construction and property development	19,914	13,295	1,682	3,148	5,465	3,663	1,911	789
3.2 Construction of civil works	9,687	2,322	1,023	827	615	576	373	954
3.3 Other purposes	154,602	32,157	21,329	16,425	8,850	7,242	10,207	10,763
3.3.1 Large companies	96,239	11,959	15,663	6,207	4,569	4,248	5,627	6,971
3.3.2 SMEs (**) and individual entrepreneurs	58,363	20,198	5,665	10,218	4,281	2,993	4,579	3,792
4 Rest of households and NPISHs (***)	181,385	132,358	5,397	24,737	34,007	46,885	23,891	8,235
4.1 Housing	127,260	124,133	513	20,214	31,816	44,506	21,300	6,810
4.2 Consumption	42,211	3,627	3,738	2,311	1,156	1,398	2,118	381
4.3 Other purposes	11,914	4,599	1,146	2,212	1,035	982	472	1,043
SUBTOTAL	418,462	185,278	39,396	46,490	50,102	59,756	43,498	24,830
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,233	-	-	-	-	-	-	-
6 TOTAL	414,230	185,278	39,396	46,490	50,102	59,756	43,498	24,830
MEMORANDUM:
Forbearance operations (****)	26,080	10,931	7,457	2,728	1,797	2,575	4,665	6,623

(*)   The amounts included in this table are net of impairment losses.

(**)  Small and medium enterprises

(***) Nonprofit institutions serving households.

(****) Net of provisions.

The information for the main geographic areas is as follows

December 2017 (Millions Of Euros) - BBVA, S.A.
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	TOTAL	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	19,706	447	446	61	139	119	507	66
2 Other financial institutions	14,150	242	10,803	34	104	77	10,812	18
3 Non-financial institutions and individual entrepreneurs	70,881	13,846	1,964	4,670	4,167	3,644	1,628	1,701
3.1 Construction and property development	3,184	2,976	22	818	670	885	338	288
3.2 Construction of civil works	5,140	1,196	97	367	317	266	119	225
3.3 Other purposes	62,557	9,674	1,844	3,486	3,180	2,493	1,171	1,189
3.3.1 Large companies	40,379	2,318	634	754	803	475	316	603
3.3.2 SMEs and individual entrepreneurs	22,177	7,356	1,211	2,732	2,377	2,018	855	585
4 Rest of households and NPISHs	94,212	81,825	360	15,035	18,804	21,180	14,344	12,822
4.1 Housing	82,462	80,539	108	14,599	18,412	20,866	14,087	12,683
4.2 Consumption	8,726	302	111	140	93	88	59	32
4.3 Other purposes	3,023	984	141	296	298	227	197	107
SUBTOTAL	198,949	96,360	13,573	19,800	23,214	25,021	27,291	14,607
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	198,949	96,360	13,573	19,800	23,214	25,021	27,291	14,607
MEMORANDUM:
Forbearance operations	12,323	5,388	4,335	1,188	1,222	1,666	1,316	4,331

December 2017 (Millions Of Euros) - Bancomer
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	TOTAL	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,867	79	2,434	42	40	339	24	2,068
2 Other financial institutions	584	9	198	166	17	11	5	7
3 Non-financial institutions and individual entrepreneurs	18,925	4,473	2,876	4,842	920	452	238	897
3.1 Construction and property development	761	623	21	495	70	26	28	25
3.2 Construction of civil works	139	25	27	46	6	1	-	-
3.3 Other purposes	18,025	3,825	2,828	4,301	844	426	210	871
3.3.1 Large companies	8,943	1,252	715	1,125	259	95	36	451
3.3.2 SMEs and individual entrepreneurs	9,082	2,573	2,113	3,176	585	331	174	420
4 Rest of households and NPISHs	19,084	8,513	-	884	1,687	3,373	1,964	605
4.1 Housing	8,513	8,513	-	884	1,687	3,373	1,964	605
4.2 Consumption	10,572	-	-	-	-	-	-	-
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	44,461	13,074	5,508	5,934	2,665	4,175	2,231	3,577
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	44,461	13,074	5,508	5,934	2,665	4,175	2,231	3,577
MEMORANDUM:
Forbearance operations	890	442	317	140	61	145	103	310

December 2017 (Millions Of Euros) - Compass Bank
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	TOTAL	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	896	134	720	-	-	-	-	853
2 Other financial institutions	1,572	25	1,452	-	1	-	531	945
3 Non-financial institutions and individual entrepreneurs	26,057	9,301	16,221	510	1	1	308	24,702
3.1 Construction and property development	6,606	5,407	795	1	-	1	-	6,200
3.2 Construction of civil works	231	19	193	-	-	-	-	212
3.3 Other purposes	19,220	3,876	15,233	509	1	-	308	18,290
3.3.1 Large companies	15,937	2,657	13,181	489	1	-	308	15,041
3.3.2 SMEs and individual entrepreneurs	3,284	1,218	2,051	21	-	-	-	3,248
4 Rest of households and NPISHs	17,640	11,633	5,997	741	-	54	340	16,496
4.1 Housing	10,716	10,716	-	2	-	53	-	10,660
4.2 Consumption	2,853	-	2,853	718	-	-	-	2,135
4.3 Other purposes	4,071	917	3,144	21	-	-	340	3,701
SUBTOTAL	46,165	21,093	24,390	1,252	2	55	1,179	42,996
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	46,165	21,093	24,390	1,252	2	55	1,179	42,996
MEMORANDUM:
Forbearance operations	504	105	351	4	-	-	-	451

December 2017 (Millions Of Euros) - Garanti Bank
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	TOTAL	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	147	-	-	-	-	-	-	-
2 Other financial institutions	779	15	5	-	-	-	-	20
3 Non-financial institutions and individual entrepreneurs	29,570	7,068	632	-	-	88	5,988	1,624
3.1 Construction and property development	3,103	1,079	124	-	-	8	911	285
3.2 Construction of civil works	1,304	-	-	-	-	-	-	-
3.3 Other purposes	25,163	5,988	508	-	-	80	5,077	1,339
3.3.1 Large companies	12,856	2,628	192	-	-	18	2,403	399
3.3.2 SMEs and individual entrepreneurs	12,306	3,360	317	-	-	63	2,674	940
4 Rest of households and NPISHs	14,326	4,603	62	-	-	14	4,645	6
4.1 Housing	5,116	4,439	2	-	-	12	4,429	1
4.2 Consumption	8,583	96	55	-	-	2	148	1
4.3 Other purposes	626	68	5	-	-	-	68	5
SUBTOTAL	44,822	11,686	699	-	-	102	10,633	1,650
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	44,822	11,686	699	-	-	102	10,633	1,650
MEMORANDUM:
Forbearance operations	1,545	411	3	-	-	1	142	271

December 2017 (Millions Of Euros) - Other entities
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	TOTAL	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,679	339	3,568	1,436	-	16	1	2,453
2 Other financial institutions	1,583	28	452	114	156	18	-	192
3 Non-financial institutions and individual entrepreneurs	26,905	5,034	3,100	1,675	790	998	1,005	3,667
3.1 Construction and property development	946	580	103	205	135	130	37	176
3.2 Construction of civil works	918	164	204	37	36	22	43	230
3.3 Other purposes	25,041	4,291	2,793	1,433	618	846	925	3,261
3.3.1 Large companies	15,488	1,658	2,146	402	188	435	568	2,211
3.3.2 SMEs and individual entrepreneurs	9,553	2,633	646	1,031	430	411	358	1,050
4 Rest of households and NPISHs	19,762	7,984	1,976	3,102	2,316	974	829	2,739
4.1 Housing	7,903	7,398	19	2,766	2,123	725	674	1,128
4.2 Consumption	9,970	272	1,764	200	162	102	108	1,464
4.3 Other purposes	1,889	314	194	136	31	147	47	146
SUBTOTAL	53,928	13,385	9,096	6,327	3,262	2,006	1,835	9,051
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	53,928	13,385	9,096	6,327	3,262	2,006	1,835	9,051
MEMORANDUM:
Forbearance operations	1,058	238	110	152	32	58	19	87

c) Information on the concentration of risk by activity and geographical areas.

December 2017 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	70,141	10,606	34,623	13,490	11,422
General governments	121,863	55,391	11,940	44,191	10,341
Central Administration	83,673	35,597	11,625	26,211	10,240
Other	38,190	19,794	316	17,980	101
Other financial institutions	48,000	19,175	14,283	12,469	2,074
Non-financial institutions and individual entrepreneurs	228,227	78,507	20,485	80,777	48,458
Construction and property development	18,619	4,623	339	8,834	4,822
Construction of civil works	12,348	6,936	1,302	2,267	1,843
Other purposes	197,260	66,948	18,843	69,676	41,793
Large companies	134,454	43,286	17,470	48,016	25,681
SMEs and individual entrepreneurs	62,807	23,662	1,373	21,660	16,112
Other households and NPISHs	165,667	93,774	3,609	53,615	14,669
Housing	114,710	81,815	2,720	24,815	5,361
Consumer	40,705	8,711	649	22,759	8,587
Other purposes	10,251	3,248	241	6,041	721
SUBTOTAL	633,899	257,453	84,940	204,542	86,964
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-
TOTAL	633,899	257,453	84,940	204,542	86,964

          (*)The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances, Debt securities, Equity instruments, Other equity securities, Derivatives and hedging derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

December 2016 (Millions of euros)
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

December 2015 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	81,106	13,014	37,738	20,675	9,679
General governments	151,919	74,931	14,393	50,242	12,354
Central Administration	107,118	48,617	13,786	32,401	12,314
Other	44,801	26,314	607	17,840	40
Other financial institutions	46,744	16,768	13,623	13,324	3,029
Non-financial institutions and individual entrepreneurs	248,207	72,710	26,561	94,632	54,305
Construction and property development	23,484	5,862	278	11,946	5,397
Construction of civil works	15,540	8,687	2,149	3,497	1,207
Other purposes	209,183	58,161	24,134	79,188	47,701
Large companies	144,990	34,358	22,399	52,704	35,529
SMEs and individual entrepreneurs	64,193	23,803	1,734	26,484	12,172
Other households and NPISHs	182,335	100,510	3,832	61,084	16,910
Housing	127,261	88,185	3,103	29,794	6,179
Consumer	42,221	6,728	649	24,799	10,044
Other purposes	12,853	5,597	80	6,490	686
SUBTOTAL	710,311	277,932	96,146	239,956	96,276
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	(4,313)
TOTAL	705,998	277,932	96,146	239,956	96,276

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

APPENDIX IX Additional information on Risk Concentration

a)    Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2017, 2016 and  2015 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive  income, impairment losses or loan-loss provisions:

Risk Exposure by Countries (Millions of euros)
	Sovereign Risk (*)
	December 2017	December 2016	December 2015
Spain	54,625	60,434	74,020
Turkey	9,825	10,478	12,037
Italy	9,827	12,206	10,694
France	383	518	1,029
Portugal	722	586	704
Germany	259	521	560
United Kingdom	41	17	4
Ireland	-	-	1
Greece	-	-	-
Rest of Europe	662	940	1,278
Subtotal Europe	76,343	85,699	100,327
Mexico	25,114	26,942	22,192
The United States	14,059	16,039	11,378
Venezuela	137	179	152
Rest of countries	5,809	3,814	3,711
Subtotal Rest of Countries	45,119	46,974	37,433
Total Exposure to Financial Instruments	121,462	132,674	137,760

(*) In addition, as of December 31, 2017, 2016 and 2015, undrawn lines of credit, granted mainly to the Spanish

General Governments and amounted to €1,827 million, €2,864 million and €2,584 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2017 and December 2016 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2017 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	7,065	14,029	5,754	22,101	1,513	62	(15)	591	1,082	(773)	51,410	75%
Italy	4,606	4,292	2,349	55	-	-	-	(57)	648	(237)	11,657	17%
France	622	8	-	27	-	-	-	329	15	(19)	983	1%
Germany	517	-	-	-	-	-	-	826	26	(17)	1,352	2%
Portugal	832	1	-	202	1,019	1	(44)	176	87	(53)	2,221	3%
United Kingdom	-	-	-	37	-	-	-	(2)	-	-	35	-
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Rest of European Union	38	505	-	32	-	-	-	31	5	(5)	607	1%
Total Exposure to Sovereign Counterparties (European Union)	13,681	18,835	8,103	22,453	2,533	64	(59)	1,896	1,863	(1,104)	68,265	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,474 million as of December 31, 2017) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Exposure to Sovereign Risk by European Union Countries. December 2016 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Italy	1,973	4,806	2,719	60	-	-	-	(1,321)	1,271	(866)	8,641	15%
France	250	-	-	28	-	-	-	(13)	46	(63)	248	-
Germany	82	-	-	-	-	-	-	(5)	203	(249)	30	-
Portugal	54	1	-	285	1,150	-	(215)	10	1	(6)	1,280	2%
United Kingdom	-	-	-	16	-	-	-	(9)	1	-	8	-
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Rest of European Union	195	469	-	36	-	-	-	30	13	(6)	736	1%
Total Exposure to Sovereign Counterparties (European Union)	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,443 million as of December 31, 2016) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Exposure to Sovereign Risk by European Union Countries (1). December 2015 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives (2)						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	31,621	-	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	86%
Italy	1,205	7,385	-	80	-	-	-	258	12	(26)	8,656	12%
France	531	10	-	34	-	-	-	141	2	(31)	546	1%
Germany	162	-	-	-	-	-	-	166	-	(21)	141	-
Portugal	179	1	-	428	1,161	2	(225)	90	1	(1)	384	1%
United Kingdom	-	-	-	-	-	-	-	13	2	(1)	2	-
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	1	-	-	-	-	-	-	-	-	-	1	-
Rest of European Union	319	429	-	38	-	-	-	33	15	(8)	794	1%
Total Exposure to Sovereign Counterparties (European Union)	7,689	39,446	-	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€6,300 million as of December 31, 2016) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

As of December 31, 2017, 2016 and 2015 the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

Maturities of Sovereign Risks European Union. December 2017 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	7,065	14,029	5,754	22,101	1,513	62	(15)	591	1,082	(773)	51,410	75%
Up to 1 Year	1,675	3,363	2,900	7,852	69	1	-	591	1,082	(773)	12,312	25%
1 to 5 Years	2,196	1,335	106	7,978	1,131	44	(1)	-	-	-	16,883	19%
Over 5 Years	3,195	9,332	2,747	6,271	314	17	(14)	-	-	-	22,215	32%
Rest of European Union	6,616	4,806	2,349	352	1,019	1	(44)	1,305	781	(331)	16,856	25%
Up to 1 Year	2,212	1,663	1,895	54	466	1	(6)	744	756	(252)	3,614	11%
1 to 5 Years	2,932	192	-	162	3	-	-	243	17	(21)	7,313	5%
Over 5 Years	1,473	2,951	454	137	550	-	(38)	318	8	(58)	5,928	8%
Total Exposure to European Union Sovereign Counterparties	13,681	18,835	8,103	22,453	2,533	64	(59)	1,896	1,863	(1,104)	68,265	100%

Maturities of Sovereign Risks European Union. December 2016 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Up to 1 Year	913	889	1,989	9,087	-	-	-	(736)	993	(1,564)	11,571	20%
1 to 5 Years	1,272	3,116	3,319	7,059	1,209	32	(1)	(3)	-	-	16,004	27%
Over 5 Years	(1,259)	9,380	2,755	4,595	577	56	(27)	(6)	-	(4)	16,068	27%
Rest of European Union	2,554	5,275	2,719	424	1,150	-	(215)	(1,309)	1,534	(1,191)	10,943	19%
Up to 1 Year	(395)	38	-	2	-	-	-	(1,721)	1,507	(1,054)	(1,623)	-3%
1 to 5 Years	1,535	2,050	1,958	247	381	-	(12)	194	19	(50)	6,322	11%
Over 5 Years	1,414	3,186	761	175	770	-	(203)	218	8	(86)	6,243	11%
Total Exposure to European Union Sovereign Counterparties	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%

Maturities of Sovereign Risks European Union. December 2015 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	31,621	-	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	86%
Up to 1 Year	4,552	5,665	-	10,267	242	2	(19)	(1,721)	79	(77)	20,469	28%
1 to 5 Years	662	11,890	-	10,693	932	25	(1)	(48)	-	(1)	23,269	32%
Over 5 Years	79	14,067	-	5,151	698	98	(17)	(17)	3	(7)	19,373	26%
Rest of European Union	2,396	7,825	-	580	1,161	2	(225)	702	32	(88)	10,522	14%
Up to 1 Year	1,943	40	-	24	319	2	(4)	292	5	(6)	2,005	3%
1 to 5 Years	237	4,150	-	245	-	-	-	161	23	(29)	4,626	6%
Over 5 Years	216	3,635	-	311	842	-	(221)	248	4	(53)	3,891	5%
Total Exposure to European Union Sovereign Counterparties	7,689	39,446	-	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100%

b)   Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2017, 2016 and 2015, exposure to the construction sector and real-estate activities in Spain stood at €11,981, €15,285 and €18,744 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €5,224, €7,930 and €9,681 million, respectively, representing 2.9%, 5.0% and 6.0% of loans and advances to customers of the balance of business in Spain (excluding the general governments) and 0.8%, 1.1% and 1.3% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of December 31, 2017, 2016 and 2015 is shown below:

December 2017. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	5,224	2,132	(1,500)
Of which: Impaired assets	2,660	1,529	(1,461)
Memorandum item:
Write-offs	2,289
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	174,014
Total consolidated assets (total business)	690,059
Impairment and provisions for normal exposures	(5,843)

December 2016. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	7,930	3,449	(2,944)
Of which: Impaired assets	5,095	2,680	(2,888)
Memorandum item:
Write-offs	2,061
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	159,492
Total consolidated assets (total business)	731,856
Impairment and provisions for normal exposures	(5,830)

December 2015. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	9,681	4,132	(3,801)
Of which: Impaired assets	6,231	3,087	(3,600)
Memorandum item:
Write-offs	1,741
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	161,416
Total consolidated assets (total business)	749,855
Impairment and provisions for normal exposures	(4,549)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	2017	2016	2015
Without secured loan	552	801	1,157
With secured loan	4,672	7,129	8,524
Terminated buildings	2,904	3,875	4,941
Homes	2,027	2,954	4,112
Other	877	921	829
Buildings under construction	462	760	688
Homes	439	633	660
Other	23	127	28
Land	1,306	2,494	2,895
Urbanized land	704	1,196	1,541
Rest of land	602	1,298	1,354
Total	5,224	7,930	9,681

As of December 31, 2017, 2016 and 2015, 55.6%,48.9% and 51.0% of loans to developers were guaranteed with buildings (76.4% and 76.2%, are homes), and only 25.0%, 31.5% and 29,9% by land, of which 53.9%, 48.0% and 52,2% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, 2017, 2016 and 2015:

Financial guarantees given (Millions of euros)
	December 2017	December 2016	December 2015
Houses purchase loans	64	62	57
Without mortgage	12	18	23

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2017, 2016 and 2015 is as follows:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. December 2017(Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	83,505	4,821
Without mortgage	1,578	51
With mortgage	81,927	4,770

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. December 2016 (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	87,874	4,938
Without mortgage	1,935	93
With mortgage	85,939	4,845

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. December 2015 (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	91,150	4,869
Without mortgage	1,480	24
With mortgage	89,670	4,845

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain) (Millions of euros)"
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2017	14,485	18,197	20,778	14,240	14,227	81,927
of which: Impaired loans	293	444	715	897	2,421	4,770
Gross amount 2016	13,780	18,223	20,705	15,967	17,264	85,939
of which: Impaired loans	306	447	747	962	2,383	4,845
Gross amount 2015	18,294	27,032	30,952	7,489	5,903	89,670
of which: Impaired loans	202	392	771	991	2,489	4,845

Outstanding home mortgage loans as of December 31, 2017, 2016 and 2015 had an average LTV of 51%, 47% and 46% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2017
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	6,429	4,350	2,542	2,079
Terminated buildings	2,191	1,184	606	1,007
Homes	1,368	742	366	626
Other	823	442	240	381
Buildings under construction	541	359	192	182
Homes	521	347	188	174
Other	20	12	4	8
Land	3,697	2,807	1,744	890
Urbanized land	1,932	1,458	1,031	474
Rest of land	1,765	1,349	713	416
Real estate assets from mortgage financing for households for the purchase of a home	3,592	2,104	953	1,488
Rest of foreclosed real estate assets	1,665	905	268	760
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,135	325	273	810
Total	12,821	7,684	4,036	5,137

Additionally, in March 2017, there was an increase of BBVA, S.A.’s stake in Testa Residencial, S.A. through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets.

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2016
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,017	5,290	2,790	2,727
Terminated buildings	2,602	1,346	688	1,256
Homes	1,586	801	408	785
Other	1,016	545	280	471
Buildings under construction	665	429	203	236
Homes	642	414	195	228
Other	23	15	8	8
Land	4,750	3,515	1,899	1,235
Urbanized land	3,240	2,382	1,364	858
Rest of land	1,510	1,133	535	377
Real estate assets from mortgage financing for households for the purchase of a home	4,332	2,588	1,069	1,744
Rest of foreclosed real estate assets	1,856	1,006	225	850
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,240	549	451	691
Total	15,445	9,433	4,535	6,012

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2015
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,938	5,364	2,838	3,574
Finished buildings	2,981	1,498	737	1,483
Homes	1,606	767	388	839
Other	1,375	731	349	644
Buildings under construction	745	422	204	323
Homes	714	400	191	314
Other	31	22	13	9
Land	5,212	3,444	1,897	1,768
Urbanized land	3,632	2,404	1,366	1,228
Rest of land	1,580	1,040	531	540
Real estate assets from mortgage financing for households for the purchase of a home	4,937	2,687	1,143	2,250
Rest of foreclosed real estate assets	1,368	678	148	690
Foreclosed equity instruments	895	532	433	363
Total	16,138	9,261	4,562	6,877

As of December 31, 2017, 2016 and 2015, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €6,429, €8,017 and €8,938 million, respectively, with an average coverage ratio of 67.7%, 66.0% and 60,0%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2017, 2016 and 2015, amounted to €3,592, €4,332 and €4,937 million, respectively, with an average coverage ratio of 58.6%, 59.7% and 54.4%.

As of December 31, 2017, 2016 and 2015, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €11,686, €14,205 and €15,243 million, respectively. The coverage ratio was 63.0%, 62.5% and 57.3%, respectively.

c)     Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account impairment losses or loan-loss provisions:

Risks by Geographical Areas. December 2017 (millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	6,336	20,506	1,847	4,573	113	977	921	35,273
Equity instruments (*)	3,539	4,888	2,050	991	36	333	71	11,908
Debt securities	44,773	15,582	21,594	13,280	10,601	5,861	1,450	113,140
Central banks	-	-	-	-	-	2,685	49	2,734
General governments	36,658	11,475	19,323	8,894	9,668	2,246	221	88,485
Credit institutions	1,364	2,095	289	98	884	387	752	5,869
Other financial corporations	6,492	994	337	3,026	7	315	194	11,365
Non-financial corporations	259	1,018	1,645	1,262	42	228	234	4,688
Loans and advances	185,597	41,426	50,352	54,315	56,062	42,334	4,585	434,670
Central banks	-	626	-	-	5,299	1,375	-	7,300
General governments	18,116	352	5,868	5,165	152	2,354	398	32,405
Credit institutions	5,564	15,493	1,889	789	1,073	1,145	345	26,297
Other financial corporations	7,769	6,231	588	1,732	1,297	664	270	18,551
Non-financial corporations	54,369	14,615	19,737	29,396	31,691	19,023	3,345	172,175
Households	99,780	4,110	22,269	17,233	16,550	17,773	227	177,942
Total Risk in Financial Assets	240,245	82,401	75,842	73,159	66,812	49,504	7,027	594,991
Loan commitments given	31,100	16,203	1,691	29,539	2,944	11,664	1,126	94,268
Financial guarantees given	4,635	1,427	82	717	7,993	1,174	519	16,545
Other Commitments given	25,279	9,854	1,582	1,879	1,591	3,750	1,804	45,738
Off-balance sheet exposures	61,014	27,484	3,356	32,134	12,527	16,588	3,450	156,551

Total Risks in Financial Instruments	301,259	109,885	79,198	105,293	79,339	66,092	10,477	751,542

(*)   Equity instruments are shown net of valuation adjustment.

Risks by Geographical Areas. December 2016 (Millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,143	26,176	2,719	4,045	175	1,359	1,339	42,955
Equity instruments (*)	4,641	2,303	2,383	831	57	316	706	11,236
Debt securities	49,355	20,325	22,380	18,043	11,695	7,262	1,923	130,983
Central banks	-	-	-	-	-	2,237	16	2,253
General governments	40,172	14,282	19,771	11,446	10,258	2,257	240	98,426
Credit institutions	1,781	2,465	257	112	1,331	1,459	869	8,275
Other financial corporations	6,959	1,181	352	4,142	15	347	379	13,376
Non-financial corporations	443	2,397	2,000	2,343	90	961	418	8,653
Loans and advances	187,717	45,075	52,230	61,739	61,090	58,020	5,067	470,938
Central banks	-	158	21	-	5,722	2,994	-	8,894
General governments	20,741	424	7,262	4,593	217	1,380	256	34,873
Credit institutions	5,225	19,154	1,967	1,351	1,194	1,515	1,011	31,416
Other financial corporations	5,339	6,213	1,171	1,648	1,620	886	214	17,091
Non-financial corporations	54,112	14,818	19,256	34,330	34,471	26,024	3,371	186,384
Households	102,299	4,308	22,552	19,818	17,866	25,221	216	192,281
Total Risk in Financial Assets	248,856	93,880	79,712	84,657	73,016	66,956	9,036	656,112
Loan commitments given	31,477	19,219	13,060	34,449	2,912	5,161	976	107,254
Financial guarantees given	1,853	3,504	121	819	9,184	2,072	714	18,267
Other Commitments given	16,610	14,154	1,364	2,911	2,002	3,779	1,771	42,592
Off-balance sheet exposures	49,940	36,878	14,545	38,179	14,098	11,012	3,461	168,113

Total Risks in Financial Instruments	298,796	130,757	94,257	122,836	87,114	77,968	12,497	824,225

(*)   Equity instruments are shown net of valuation adjustment.

Risks by Geographical Areas. December 2015 (Millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,627	25,099	1,707	2,989	139	2,116	1,225	40,902
Equity instruments (*)	5,061	2,103	2,328	1,077	65	317	987	11,937
Debt securities	62,668	21,589	25,464	19,132	13,388	7,317	2,302	151,859
Central banks	-	-	-	-	-	2,504	16	2,519
General governments	50,877	13,571	22,199	11,373	11,760	2,330	321	112,432
Credit institutions	3,123	2,706	419	92	1,450	1,183	999	9,971
Other financial corporations	8,352	1,818	536	4,606	26	311	425	16,074
Non-financial corporations	317	3,494	2,309	3,061	152	990	541	10,864
Loans and advances	196,141	38,270	56,668	64,410	63,277	55,663	5,751	480,180
Central banks	-	911	-	2,900	7,281	6,737	-	17,830
General governments	23,549	580	8,241	4,443	271	1,318	209	38,611
Credit institutions	3,914	14,032	4,825	2,833	1,744	1,064	1,017	29,429
Other financial corporations	3,946	4,215	1,824	1,483	1,820	811	270	14,368
Non-financial corporations	59,576	14,132	17,525	32,605	33,647	24,060	4,043	185,588
Households	105,157	4,400	24,252	20,147	18,514	21,673	212	194,353
Total Risk in Financial Assets	271,497	87,062	86,167	87,607	76,868	65,413	10,264	684,878
Loan commitments given	30,006	16,878	22,702	33,183	13,108	6,618	1,124	123,620
Financial guarantees given	1,524	4,736	161	949	9,126	2,087	593	19,176
Other Commitments given	16,866	14,646	327	3,409	2,527	3,822	1,216	42,813
Off-balance sheet exposures	48,396	36,260	23,191	37,541	24,762	12,527	2,933	185,609

Total Risks in Financial Instruments	319,893	123,321	109,357	125,148	101,630	77,940	13,197	870,487

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII

The breakdown of loans and advances in the heading of Loans and receivables, impaired by geographical area as of December 31, 2017, 2016 and 2015 is as follows:

Impaired Financial Assets by geographic area (Millions of euros)
	December 2017	December 2016	December 2015
Spain	13,318	16,812	19,921
Rest of Europe	549	704	790
Mexico	1,124	1,152	1,277
South America	1,468	1,589	1,162
The United States	631	975	579
Turkey	2,311	1,693	1,628
Rest of the world	-	-	-
IMPAIRED RISKS	19,401	22,925	25,358

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
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

The sum of the changes to the heading “Other comprehensive income ” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

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
b)     profits and losses resulting from intragroup transactions are similarly eliminated. The carrying amount of the parent's investment and the parent's share of equity in each subsidiary are eliminated.

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

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer's obligations in respect of its employees current and prior years' employment service are discharged by contributions to the fund.

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

Equity

The residual interest in an entity's assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

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
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.

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

Liabilities included in disposal groups classified as held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity's balance sheet at the balance sheet date corresponding to discontinued operations.

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

Net Operating Income	Gross income less administrative costs and amortization
Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
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
An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:
     a) It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.
     b) The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.
These are financial assets managed jointly with “Liabilities under insurance and reinsurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts' fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.
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

Other retributions to employees long term	Includes the amount of compensation plans to employees long term.
Own/treasury shares	The amount of own equity instruments held by the entity.
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
Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder's (or holders') current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares' nominal value.
Shareholders' funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
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
Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity's voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity's voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
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

Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorial bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity.
Tier 1 Capital	Mainly includes: Common stock, parent company reserves, reserves in consolidated companies, non-controlling interests, deductions and others and attributed net income.
Tier 2 Capital	Mainly includes: Subordinated, preferred shares and non- controlling interest.
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

VaR figures are estimated following two methodologies:

     a)    VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.
     b)    VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.

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