Form 20-F
period 2018-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2019-03-28
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Jaime Sáenz de Tejada Pulido

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

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

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2018, was:

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•          “Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (each as defined herein).

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

•          our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•          the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•          changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•          the possible political, economic and regulatory impacts related to the United Kingdom’s proposed withdrawal from the European Union;

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

•          weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;

•          security breaches, including cyber-attacks;

•          the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;

•          actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

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

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), which replaced Circular 4/2004 of December 22, 2004, on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) for financial statements relating to periods ended January 1, 2018 or thereafter.

There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 and IFRS-IASB for the years ended December 31, 2018, 2017 and 2016. The Consolidated Financial Statements included in this Annual Report have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017.

The financial information as of and for the years ended December 31, 2017, 2016, 2015 and 2014 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of the modifications referred to below (see “―Changes in Accounting Policies” and “—Changes in Operating Segments”) and certain retrospective adjustments made in prior years.

Changes in Accounting Policies

For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. Set forth below are certain material changes to our accounting policies in 2018.

Application of IFRS 9

As of January 1, 2018, IFRS 9 “Financial instruments” replaced IAS 39 “Financial Instruments: Recognition and Measurement” and introduced changes in the requirements for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting. The impact of the first application of IFRS 9, which was significant, is presented in Note 2.4 to the Consolidated Financial Statements.

As permitted by the standard, IFRS 9 has not been applied retrospectively for previous years. However, the financial information for 2017 and 2016 included in the Consolidated Financial Statements, which was prepared in accordance with the accounting policies and valuation criteria applicable under IAS 39, has been subject to the following non-significant modifications in order to improve its comparability with financial information for 2018:

•          Financial assets recorded under “Available-for-sale financial assets” as of December 31, 2017 and 2016 in the consolidated financial statements included in the annual reports on Form 20-F for such years have been recorded under “Financial assets at fair value through other comprehensive income” (a new category introduced by IFRS 9) in the Consolidated Financial Statements.

•          Financial assets recorded under “Loans and receivables” as of December 31, 2017 and 2016 in the consolidated financial statements included in the annual reports on Form 20-F for such years have been recorded under “Financial assets at amortized cost” (a new category introduced by IFRS 9) in the Consolidated Financial Statements.

•          Financial assets recorded under “Held-to-maturity investments” as of December 31, 2017 and 2016 in the consolidated financial statements included in the annual reports on Form 20-F for such years have been recorded as “Debt securities” in the new “Financial assets at amortized cost” portfolio in the Consolidated Financial Statements.

•          Expense recorded under “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – Available-for-sale financial assets” for the years ended December 31, 2017 and 2016 in the consolidated financial statements included in the annual reports on Form 20-F for such years has been recorded under “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at fair value through other comprehensive income” (a heading introduced following the implementation of IFRS 9) in the Consolidated Financial Statements.

•          Expense recorded under “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – Loans and receivables” for the years ended December 31, 2017 and 2016 in the consolidated financial statements included in the annual reports on Form 20-F for such years has been recorded under “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at amortized cost” (a heading introduced following the implementation of IFRS 9) in the Consolidated Financial Statements.

Such modifications have not involved the revaluation of our financial assets as of December 31, 2017 and 2016 under IFRS 9 or the application of IFRS 9 in any other respect, and no other changes have been made in our consolidated financial statements for such years as a result thereof.

Hyperinflationary economies

As a result of the Group’s experience of applying IAS 29 “Financial information in hyperinflationary economies” in connection with its subsidiaries in Venezuela, we believe that there is significant complexity in recording the accounting impacts of inflation and changes in exchange rates in a way that allows financial information to be meaningful, especially where there is not a consistent evolution between inflation and exchange rates in a period.

With the aim of improving the reliability and relevance of the financial information presented, during 2018 the Group adopted a new accounting policy which involves recording in a single line item, “Shareholders’ funds – retained earnings”, both the revaluation of non-monetary items due to the effect of hyperinflation and the differences generated when translating the financial statements of the subsidiaries located in hyperinflationary economies into euros. Prior to the accounting policy change, translation differences were recorded under “Accumulated other comprehensive income – items that may be reclassified to profit or loss – foreign currency translation”. We believe that the accounting policy change, implemented in accordance with IAS 8, provides more reliable and relevant information with regards to operations in hyperinflationary economies.

In order to make the financial information of prior years comparable with the financial information of 2018, we have made the following modifications relating to the Group companies in Venezuela (an economy that was considered to be hyperinflationary in 2017 and 2016):

•          we have reclassified €1,853 million, €1,836 million and €1,826 million from “Accumulated other comprehensive income – items that may be reclassified to profit or loss – foreign currency translation” to “Shareholders’ funds – retained earnings” as of December 31, 2017, December 31, 2016 and January 1, 2016, respectively; and

•          we have reclassified €828 million, €817 million and €816 million from “Non-controlling interest –Accumulated other comprehensive income” to “Non-controlling interest – other” as of December 31, 2017, December 31, 2016 and January 1, 2016, respectively.

No reclassifications were necessary for Argentina since the Argentinian economy was considered to be hyperinflationary in 2018 for the first time.

The reclassification corresponding to January 1, 2018, 2017 and 2016 is recorded as “Effects of changes in accounting policies” in the consolidated statements of changes in equity corresponding to the years ended December 31, 2018, 2017 and 2016. In the consolidated balance sheets as of December 31, 2018, 2017 and 2016, the heading “Shareholders’ funds – retained earnings” includes both the translation differences and the effects of the restatement for inflation for the years 2018, 2017 and 2016.

For additional information see Notes 1.3 and 2.2.20 to our Consolidated Financial Statements.

Changes in Operating Segments

There have been no significant changes in the composition of the operating segments of the BBVA Group during 2018. Since 2018, our Mexico segment includes BBVA Bancomer’s branch in Houston (which was part of our United States segment in previous years). In addition, there have been certain non-significant changes affecting the composition of our Banking Activity in Spain, Non Core Real Estate and Corporate Center segments. The financial information for 2017 relating to such segments included in the Consolidated Financial Statements and in this Annual Report has been revised accordingly to improve its comparability with financial information for 2018. However, financial information for 2016 has not been revised as a result thereof.

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

Not Applicable.

C.   Auditors

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.       Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2018, 2017 and 2016 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited consolidated financial statements for 2015 and 2014 are not included in this document, and the historical financial information set forth below for such years instead are derived from the respective financial statements included in annual reports on Form 20-F for certain prior years previously filed by us with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and other income	29,831	29,296	27,708	24,783	22,838
Interest expense	(12,239)	(11,537)	(10,648)	(8,761)	(8,456)
Net interest income	17,591	17,758	17,059	16,022	14,382
Dividend income	157	334	467	415	531
Share of profit or loss of entities accounted for using the equity method	(7)	4	25	174	343
Fee and commission income	7,132	7,150	6,804	6,340	5,530
Fee and commission expense	(2,253)	(2,229)	(2,086)	(1,729)	(1,356)
Net gains (losses) on financial assets and liabilities (1)	1,234	938	1,661	865	1,435
Exchange differences, net	(9)	1,030	472	1,165	699
Other operating income	949	1,439	1,272	1,315	959
Other operating expense	(2,101)	(2,223)	(2,128)	(2,285)	(2,705)
Income on insurance and reinsurance contracts	2,949	3,342	3,652	3,678	3,622
Expense on insurance and reinsurance contracts	(1,894)	(2,272)	(2,545)	(2,599)	(2,714)
Gross income	23,747	25,270	24,653	23,362	20,725
Administration costs	(10,494)	(11,112)	(11,366)	(10,836)	(9,414)
Depreciation and amortization	(1,208)	(1,387)	(1,426)	(1,272)	(1,145)
Provisions or reversal of provisions	(373)	(745)	(1,186)	(731)	(1,142)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,981)	(4,803)	(3,801)	(4,272)	(4,340)
Net operating income	7,691	7,222	6,874	6,251	4,684
Impairment or reversal of impairment on non-financial assets	(138)	(364)	(521)	(273)	(297)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	78	47	70	(2,135)	46
Negative goodwill recognized in profit or loss	-	-	-	26	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	815	26	(31)	734	(453)
Operating profit before tax	8,446	6,931	6,392	4,603	3,980
Tax (expense) or income related to profit or loss from continuing operations	(2,295)	(2,169)	(1,699)	(1,274)	(898)
Profit from continuing operations	6,151	4,762	4,693	3,328	3,082
Profit	6,151	4,762	4,693	3,328	3,082
Profit attributable to parent company	5,324	3,519	3,475	2,642	2,618
Profit attributable to non-controlling interests	827	1,243	1,218	686	464
Per share/ADS(2) Data
Profit from continuing operations	0.92	0.71	0.71	0.52	0.50
Diluted profit attributable to parent company (3)	0.76	0.48	0.49	0.37	0.40
Basic profit attributable to parent company	0.76	0.48	0.49	0.37	0.40
Dividends declared (In Euros)	0.250	0.170	0.160	0.160	0.080
Dividends declared (In U.S. dollars)	0.286	0.204	0.169	0.174	0.097
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580	6,566,615,242	6,366,680,118	6,171,338,995

(1)    Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(2)    Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(3)    Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period  including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2014, October 2014, December 2014, April 2015, October 2015, December 2015, April 2016, October 2016 and April 2017, excluding the weighted average number of treasury shares during the period (6,668 million, 6,642 million, 6,468 million, 6,290 million and 5,905 million  shares in 2018, 2017, 2016, 2015 and 2014, respectively).

	As of and for Year Ended December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	676,689	690,059	731,856	749,855	631,942
Net assets	52,874	53,323	55,428	55,282	51,609
Common stock	3,267	3,267	3,218	3,120	3,024
Financial assets at amortized cost (1)	419,660	445,275	483,672	471,828	376,086
Financial liabilities at amortized cost - Customer deposits	375,970	376,379	401,465	403,362	319,334
Debt certificates	63,970	63,915	76,375	81,980	71,917
Non-controlling interest	5,764	6,979	8,064	7,992	2,511
Total equity	52,874	53,323	55,428	55,282	51,609
Consolidated ratios
Profitability ratios:
Net interest margin (2)	2.59%	2.52%	2.32%	2.27%	2.40%
Return on average total assets (3)	0.9%	0.7%	0.6%	0.5%	0.5%
Return on average shareholders’ funds (4)	10.1%	6.7%	6.7%	5.3%	5.6%
Credit quality data
Loan loss reserve (5)	12,217	12,784	16,016	18,742	14,273
Loan loss reserve as a percentage of financial assets at amortized cost (1)	2.91%	2.87%	3.31%	3.97%	3.83%
Non-performing asset ratio (NPA ratio) (6)	3.82%	4.49%	4.90%	5.37%	5.98%
Impaired loans and advances to customers at amortized cost	16,349	19,390	22,915	25,333	22,703
Impaired contingent liabilities to customers (7)	740	739	680	664	413
	17,089	20,130	23,595	25,997	23,116

Loans and advances to customers (8)	400,049	401,074	430,629	432,921	353,029
Contingent liabilities to customers	47,575	47,671	50,540	49,876	33,741
	447,624	448,745	481,169	482,797	386,770

(1)     With respect to 2015 and 2014, consists exclusively of assets recorded under “Loans and receivables” as of December 31, 2015 and 2014, respectively, in the consolidated financial statements included in the annual reports on Form 20-F for such years. With respect to 2017 and 2016, see “Presentation of Financial Information—Application of IFRS 9”.

(2)    Represents net interest income as a percentage of average total assets.

(3)    Represents profit as a percentage of average total assets.

(4)    Represents profit attributable to parent company for the year as a percentage of average shareholders’ funds for the year, excluding “Non-controlling interest”.

(5)    Represents impairment losses on loans and advances at amortized cost.

(6)     Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

(7)    We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would be higher for the periods covered, amounting to approximately 4.1%, 4.8%, 5.3%, 5.9% and 6.4% as of December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

(8)    Includes impaired loans and advances.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

Macroeconomic Risks

Economic conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations

Despite the sustained recent growth of the global economy, uncertainty remains. The deterioration of economic conditions in the countries where the Group operates could adversely affect the cost and availability of funding for the Group, the quality of the Group’s loan and investment securities portfolios and levels of deposits and profitability, which may also require the Group to take impairments on its exposures or otherwise adversely affect the Group’s business, financial condition and results of operations. In addition, the process the Group uses to estimate losses inherent in its credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of its borrowers to repay their loans.

The degree of uncertainty concerning economic conditions may adversely affect the accuracy of the Group’s estimates, which may, in turn, affect the reliability of the process to determine and the sufficiency of the Group’s loan loss provisions.

The Group faces, among others, the following economic risks:

•          weak economic growth or recession in the countries where it operates;

•          changes in the institutional environment in the countries where it operates could evolve into sudden and intense economic downturns and/or regulatory changes;

•          a global trade war triggered by increasing tariffs and non-tariff barriers between the main economic blocks. The increase in trade barriers might adversely affect global trade flows both directly and indirectly, through the increase in financial volatility and the decrease in confidence levels of businesses and households, which could trigger an intense global economic slowdown or even a recession;

•          deflation, mainly in Europe, or significant inflation, such as the significant inflation recently experienced by Venezuela and Argentina and, to a lesser extent, Turkey;

•          changes in foreign exchange rates resulting in changes in the reported earnings of the Group’s subsidiaries, particularly in Venezuela and Argentina, together with the relevant impact on profits, assets (including risk-weighted assets) and liabilities;

•          a lower interest rate environment, or even a prolonged period of negative interest rates in some areas where the Group operates, which could lead to decreased lending margins and lower returns on assets;

•          a higher interest rate environment, including as a result of an increase in interest rates by the Federal Reserve or any further tightening of monetary policies, including to address potential inflationary pressures and currency devaluations in Latin America, which could endanger economic growth and make it more difficult for customers of the Group’s mortgage and consumer loan products to service their debts;

•          adverse developments in the real estate market, especially in Spain, Mexico, the United States and Turkey, given the Group’s exposures to such markets;

•          poor employment growth and structural challenges restricting employment growth, such as in Spain, where unemployment has remained relatively high, which may negatively affect household income levels of the Group’s retail customers and may adversely affect the recoverability of the Group’s retail loans, resulting in increased loan loss provisions;

•          substantially lower oil prices, which could particularly affect producing areas, such as Venezuela, Mexico, Texas or Colombia, to which the Group is materially exposed or, conversely, substantially higher oil prices, which could have a negative impact on disposable income levels in oil consuming areas, such as Spain or Turkey, where the Group is also materially exposed;

•          changes in laws, regulations and policies as a result of election processes in the different geographies in which the Group operates, which may negatively affect the Group’s business or customers in those geographies and other geographies in which the Group operates;

•          the potential exit by an EU Member State from the European Monetary Union, which could materially adversely affect the European and global economy, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects;

•          the possible political, economic and regulatory impacts related to the United Kingdom’s proposed withdrawal from the European Union; and

•          an eventual government default on or restructuring of public debt, which could affect the Group primarily in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default on or restructuring of public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates.

For additional information relating to certain risks that the Group faces in Spain, see “—Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition”. For additional information relating to certain risks that the Group faces in emerging market economies such as Latin America and Turkey, see “—The Group may be materially adversely affected by developments in the emerging markets where it operates”.

Any of the above risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically developed its lending business in Spain, which continues to be one of the main focuses of its business. After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) contracted in the period 2009-10 and 2012-13. The effects of the financial crisis were particularly pronounced in Spain given its heightened need for foreign financing as reflected by its high current account deficit, resulting from the gap between domestic investment and savings, and its public deficit. The current account imbalance has been corrected and the public deficit is in a downward trend, with GDP growth above 3% in 2015, 2016 and 2017, falling to 2.5% in 2018, and unemployment  falling to 15.3% in 2018. While GDP growth is expected to remain positive in the next years, there is uncertainty regarding the sustainability of external growth as well as doubts over Spain’s economic policy. Real or perceived difficulties in servicing public or private debt, triggered by foreign or domestic factors such as an increase in global financial risk or a decrease in the rate of domestic growth, could increase Spain’s financing costs, hindering economic growth, employment and households’ gross disposable income.

The Spanish economy is particularly sensitive to economic conditions in the Eurozone, the main market for Spanish goods and services exports. Accordingly, adverse changes in economic conditions in the Eurozone might have an adverse effect on Spanish economic growth. Given the relevance of the Group’s loan portfolio in Spain, any adverse changes affecting the Spanish economy could have a material adverse effect on the Group’s business, financial condition and results of operations.

We may be adversely affected by political events in Catalonia

Our Spanish business includes extensive operations in Catalonia. Although actions carried out by the Spanish Government have helped diminish the level of uncertainty in the region resulting from its pro-independence movement, regional elections carried out in December 2017 resulted in pro-independence parties winning the majority of seats. As of the date of this Annual Report, there is still significant uncertainty regarding the outcome of political and social tensions in Catalonia, which could result in volatile capital markets and other financing conditions in Spain or otherwise adversely affect the environment in which we operate in Catalonia and the rest of Spain, any of which could have an adverse effect on our business, liquidity, financial condition and results of operations.

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

The Group may be materially adversely affected by developments in the emerging markets where it operates

The economies of some of the emerging markets where the Group operates, mainly Latin America and Turkey, experienced significant volatility in recent decades, characterized, in some cases, by slow or declining growth, declining investment, volatile interest rates, volatile currency values, hyperinflation and political tension.

Emerging markets are generally subject to greater risks than more developed markets. For example, there is typically a greater risk of loss in operating in emerging markets from unfavorable political and economic developments, both global and domestic, social and geopolitical instability, changes in economic policies (such as monetary, fiscal and macroprudential policies) or governmental decisions, including expropriation, nationalization, international ownership legislation, interest-rate caps, restrictions on business practices such as on commissions that can be charged, currency and exchange controls and tax policies and political unrest. In particular, Argentina, where the Bank operates through BBVA Banco Francés S.A. (“BBVA Banco Francés”), and Turkey, where the Bank operates through Garanti, have recently experienced significant exchange rate volatility (for example, the Argentine peso lost a significant portion of its value against the U.S. dollar during the course of 2018), rapidly-increasing interest rates and deteriorating economic conditions, adversely affecting our operations in such countries and the value of the related assets and liabilities when translated into euros.

In addition, emerging markets are affected by conditions in other related markets and in global financial markets generally (such as U.S. interest rates and the U.S. dollar exchange rate) and some are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Despite sustained global economic growth, there are increasing risks of deterioration that might be triggered by a full-blown trade war, geopolitical events or changes in financial risk appetite. If global economic conditions deteriorate, the business, financial condition, operating results and cash flows of the Bank’s subsidiaries in emerging economies, mainly in Latin America and Turkey, may be materially adversely affected. Hyperinflation in Argentina had a negative impact of €266 million in the “Profit attributable to parent company” for 2018. For additional information, see Note 2.2.20 to the Consolidated Financial Statements.

Furthermore, financial turmoil in any particular emerging market could negatively affect other emerging markets or the global economy in general. Financial turmoil in a particular emerging market tends to adversely affect exchange rates, stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or the emerging markets where the Group operates in particular, could dampen capital flows to such economies and adversely affect such economies.

In addition, any changes in laws, regulations and policies pursued by the U.S. Government may adversely affect the emerging markets in which the Group operates, particularly Mexico due to the trade and other ties between Mexico and the United States. See “—Our business could be adversely affected by global political developments, particularly with regard to U.S. policies that affect Mexico”.

If economic conditions in the emerging market economies where the Group operates deteriorate, the Group’s business, financial condition and results of operations could be materially adversely affected.

We may be adversely affected by the United Kingdom’s planned exit from the European Union

In a referendum held in the United Kingdom on June 23, 2016, a majority of those voting voted for the United Kingdom to leave the European Union (referred to as “Brexit”). On March 29, 2017, the United Kingdom gave formal notice under Article 50 of the Treaty on European Union officially notifying the European Union of its decision to withdraw from the European Union, which began a statutory two-year period during which officials from the United Kingdom and the European Union have been negotiating the terms of the United Kingdom’s withdrawal from, and future relationship with, the European Union. No agreement has yet been reached and approved by the relevant parties as of the date of this Annual Report. Extensions of this period must be approved unanimously by all member states of the European Union. If no agreement is reached and approved by March 29, 2019, and no extension is agreed, the United Kingdom would automatically leave the European Union and EU laws and regulations would cease to apply to the United Kingdom on such date unless the United Kingdom revokes its formal notice under Article 50 of the Treaty on European Union.

As of the date of this Annual Report, the United Kingdom remains a member of the European Union. However, Brexit has already affected and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets. The long-term effects of Brexit will depend in part on whether the UK Parliament approves an agreement negotiated with the Council of the European Union, whether the United Kingdom leaves the European Union with no agreement in place (referred to as a “hard Brexit”), or whether the United Kingdom ultimately remains a member of the European Economic Area or the European Union, as a result of a second referendum, new UK elections or otherwise.

The Group currently maintains a branch in the United Kingdom, had 126 employees in the United Kingdom as of December 31, 2018, has significant cross-border outstandings with the United Kingdom, primarily with banks and other financial institutions, as well as sovereign risk exposure of €51 million as of December 31, 2018, and has a 39.06% stake in the UK digital bank Atom Bank plc. In addition to its effects on the European and global economy and financial markets, Brexit, and in particular a hard Brexit, could impair or otherwise limit our ability to transact business in the United Kingdom or elsewhere. In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the banking industry, we could face significant new costs and compliance difficulties as it may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. In addition, we may face challenges in the recruitment and mobility of employees as well as adverse effects from fluctuations in the value of the pound sterling that may directly or indirectly affect the value of any assets of the Group, including those assets, and their respective risk-weighted assets, denominated in such currency. Moreover, it is possible that Brexit, particularly a hard Brexit, could cause a recession in the United Kingdom as well as in the European Union, including in Spain. Due to the ongoing political uncertainty as regards the terms of the United Kingdom’s possible withdrawal from the European Union and their future relationship, the precise impact on the business of the Group is difficult to determine. Any of the above or other effects of Brexit could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Following the U.S. elections in November 2016 and the change in the U.S. administration for the four-year period from 2017 to 2020, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, including trade and immigration. In particular, since August 16, 2017, the U.S. administration has been renegotiating the terms of NAFTA with its Mexican and Canadian counterparts, and on November 30, 2018 the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (the “USMCA”). While the United States, Mexico and Canada have agreed the terms of USMCA, NAFTA currently remains in effect. In the United States, USMCA can come into effect only following the completion of the procedures required by the U.S. Trade Promotion Authority, including a Congressional vote on an implementing bill. USMCA will also need to be approved by the legislatures of Canada and Mexico. As such, there remains significant uncertainty as to whether USMCA will be ratified in its current form, or at all.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation or termination of NAFTA and/or the adoption of USMCA or other U.S. government policies may adversely affect economic conditions in Mexico. Any decision taken by the U.S. administration that has an impact on the Mexican economy, such as by reducing the levels of remittances, reducing commercial activity among the two countries or slowing direct foreign investment in Mexico, could adversely affect the Group’s business, financial condition and results of operations.

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

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by asset impairment

Regulatory, business, economic or political changes and other factors could lead to asset impairment. Severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures in recent years. Several factors could further depress the valuation of our assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). Current political processes such as the implementation of Brexit, which may result in the United Kingdom leaving the European Union, the surge of populist trends in several European countries, increased trade tensions or potential changes in U.S. economic policies implemented by the U.S. administration, could increase global financial volatility and lead to the reallocation of assets. Doubts regarding the asset quality of European banks also affected their evolution in the market in recent years. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe challenges has contributed to the deterioration of the valuation of global assets and further increased volatility in the global financial markets. Additionally, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in more normal market conditions due in part to the decreasing credit quality of hedge counterparties. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. In addition, the Group may be required to derecognize deferred tax assets if it believes it is unable to use them over the period for which the deferred tax assets remain deductible.

Exposure to the real estate market makes the Group vulnerable to developments in this market

While the Group has recently taken several steps to reduce its exposure to the real estate market in Spain (see “Item 4. Information on the Company—Business Overview—Operating Segments—Non Core Real Estate”), it continues to be exposed to the real estate market due to the fact that real estate assets secure many of its outstanding loans and due to the significant amount of real estate assets held on its balance sheet and its stakes in real estate companies such as Metrovacesa, S.A. and Divarian Propiedad, S.A. Any deterioration of real estate prices could materially and adversely affect the Group’s business, financial condition and results of operations.

Legal, Regulatory and Compliance Risks

In addition to the risk factors set forth below, see “—Liquidity and Financial Risks—Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities”.

The Group is subject to substantial regulation and regulatory and governmental oversight. Changes in the regulatory framework could have a material adverse effect on its business, results of operations and financial condition

The financial services industry is among the most highly regulated industries in the world. In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued as a consequence of some of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for the Group and the financial industry in general. The wide range of recent actions or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, special bank levies and financial transaction taxes, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, separation of certain businesses from deposit taking, stress testing and capital planning regimes, heightened reporting requirements and reforms of derivatives, other financial instruments, investment products and market infrastructures.

In addition, the supervisory framework has been intensified, in conjunction with the increased emphasis on the regulatory framework, such that the new institutional structure in Europe for supervision, with the creation of the single supervisory mechanism (the “SSM”),  and for resolution, with the single resolution mechanism (the “SRM”),  is changing the regulatory and supervisory framework (see “—Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on the Bank’s business, financial condition and results of operations”). The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still ongoing. In addition, since some of these laws and regulations have been recently adopted, the manner in which they are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows. In addition, regulatory scrutiny under existing laws and regulations has become more intense.

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

Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations

As a Spanish credit institution, the Bank is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC (as amended, replaced or supplemented from time to time, the “CRD IV Directive” ),  through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements being phased in until January 1, 2019. The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012 (as amended, replaced or supplemented from time to time, the “CRR”  and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or the CRR which may from time to time be applicable in Spain, the “CRD IV” ), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law took place through Royal Decree-Law 14/2013, of November 29, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of  February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014, of January 31 and Bank of Spain Circular 2/2016, of February 2 (the “Bank of Spain Circular 2/2016” ).

On November 23, 2016, the European Commission published a package of proposals with further reforms to CRD IV, Directive 2014/59/EU, of May 15 establishing a framework for the recovery and resolution of credit institutions and investment firms (as amended, replaced or supplemented from time to time, the “BRRD” ) and Regulation (EU) No. 806/2014 of the European Parliament and of the Council of July 15, 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No. 1093/2010 (as amended, replaced or supplemented from time to time, the “SRM Regulation” ), including measures to increase the resilience of EU institutions and enhance financial stability. On May 25, 2018, the Council of the European Union published the Presidency compromise proposals relating to the European Commission’s package of proposals referred to above and on June 25 and 28, 2018, the European Parliament Committee on Economic and Monetary Affairs published reports containing its proposed amendments to the European Commission’s package of proposals. The final political agreement between the European Parliament and the Council on these reforms was published on February 15, 2019 (the European Commission’s package of proposals together with the Presidency compromise proposals, the proposed amendments of the European Parliament and such final political agreement, the “EU Banking Reforms” ). The timing for the final implementation of these reforms as at the date of this Annual Report is unclear.

CRD IV, among other things, established minimum “Pillar 1” capital requirements and increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards. The “combined buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific countercyclical buffer, (iv) the D-SIB buffer, and (v) the systemic risk buffer (a buffer to prevent systemic or macro prudential risks). The “combined buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with common equity tier 1 (“CET1”) capital.

The G-SIB buffer applies to those institutions included on the list of G-SIBs, which is updated annually by the Financial Stability Board (the “FSB” ). The Bank was excluded from this list with effect from  January 1, 2017 and so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, it will no longer be required to maintain a G-SIB buffer.

The Bank of Spain announced on November 21, 2018 that the Bank continues to be considered a D-SIB and is required to maintain a fully-loaded D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis.

The Bank of Spain agreed in December 2015 to set the countercyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. This percentage is revised each quarter. The Bank of Spain agreed in December 2018 to maintain the countercyclical capital buffer at 0% for the first quarter of 2019. As of the date of this Annual Report, the countercyclical capital buffer applicable to the Group stands at 0.01% and relates to the Group’s exposures in other jurisdictions.

The Bank of Spain has greater discretion in relation to the determination of the institution-specific countercyclical buffer, the buffer for D-SIBs and the systemic risk buffer. With the entry into force of the SSM on November 4, 2014, the European Central Bank (the “ECB”) has the ability to provide certain recommendations in this respect and potentially increase such buffers.

Moreover, Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplates that in addition to the minimum “Pillar 1” capital requirements and the combined buffer requirements, supervisory authorities may impose further “Pillar 2” capital requirements (above “Pillar 1” requirements and below the combined buffer requirements) to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations.

Furthermore, the ECB is required, under Regulation (EU) No. 468/2014 of the ECB of April 16, 2014 establishing the framework for cooperation within the Single Supervisory Mechanism between the ECB and national competent authorities and with national designated authorities (the “SSM Framework Regulation” ), to carry out a supervisory review and evaluation process (the “SREP” ) of the Bank and the Group at least on an annual basis.

In addition to the above, the European Banking Authority (the “EBA” ) published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of the SREP (the “EBA SREP Guidelines” ). Included in the EBA SREP Guidelines were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional “Pillar 2” own funds requirements to be implemented from January 1, 2016. In accordance with these guidelines, national supervisors should set the composition of the capital instruments required to comply with the “Pillar 2” requirement, so that at least 56% of the “Pillar 2” requirement is covered with CET1 capital and at least 75% with Tier 1 capital, as has also been provided in the EU Banking Reforms. The EBA SREP Guidelines and the EU Banking Reforms also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by the “combined buffer requirement” and/or additional macro-prudential requirements. On July 19, 2018, the EBA published its final guidelines aimed at further enhancing institutions’ risk management and supervisory convergence in respect of SREP. These guidelines focus on stress testing, particularly its use in setting “Pillar 2” capital guidance and the level of interest rate risk.

Any additional “Pillar 2” own funds requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to the SREP will require the Bank and/or the Group to hold capital levels above the minimum “Pillar 1” capital requirements.

As a result of the most recent SREP carried out by the ECB, we received a communication from the ECB pursuant to which we are required to maintain, as from March 1, 2019 on a consolidated basis, a CET1 capital ratio of 9.26% (8.53% on an individual basis) and a total capital ratio of 12.76% (12.03% on an individual basis). This total capital requirement (on a consolidated basis) includes: (i) the minimum CET1 requirement under Pillar 1 (4.5%); (ii) the Additional Tier 1 capital (AT1) requirement under Pillar 1 (1.5%); (iii) the tier 2 capital requirement under Pillar 1 (2%); (iv) the CET1 capital requirement under Pillar 2 (1.5%), which remains unchanged since the prior SREP; (v) the capital conservation buffer (2.5% of CET1); (vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and (vii) the countercyclical capital buffer (0.01% of CET1).

As of December 31, 2018, the Bank’s phased-in total capital ratio was 15.71%  on a consolidated basis and 22.07% on an individual basis. As of December 31, 2018, the Bank’s CET1 phased-in capital ratio was 11.58% on a consolidated basis and 17.45% on an individual basis. Such ratios exceed the applicable regulatory requirements described above, but there can be no assurance that the total capital requirements imposed on the Bank and/or the Group from time to time may not be higher than the levels of capital available at such point in time. There can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on the Bank and/or the Group.

Additionally, on February 1, 2019, the Bank announced its new CET1 fully-loaded capital target, consisting of a CET1 ratio within the range between 11.5% and 12.0% on a consolidated basis, and which the Bank expects to achieve by 2019 year-end. No assurance can be given that the Bank will achieve this target. See “Cautionary Statement Regarding Forward-Looking Statements”. Any failure by the Bank to maintain a consolidated CET1 capital ratio in line with its CET1 fully-loaded capital target could adversely affect the market price or value or trading behavior of any securities issued by the Bank (and, in particular, any of its capital instruments) and ultimately lead to the imposition of further “Pillar 2” guidance or requirements.

On March 15, 2018, the ECB further published the ECB’s supervisory expectations for prudent levels of provisions for non-performing loans (“NPLs”). This was published as an addendum (the “Addendum”) to the ECB’s guidance to banks on non-performing loans published on March 20, 2017, which clarified the ECB’s supervisory expectations regarding the identification, management, measurement and write-off of NPLs.  The ECB states that the Addendum sets out what it deems to be a prudent treatment of NPLs with the aim of avoiding an excessive build-up of non-covered aged NPLs on banks’ balance sheets in the future, which would require supervisory measures.

The ECB states that it will assess any differences between banks’ practices and the prudential provisioning expectations laid out in the Addendum at least annually and will link the supervisory expectations in the Addendum to new NPLs classified as such from April 1, 2018 onwards. Banks will be asked to inform the ECB of any differences between their practices and the ECB’s prudential provisioning expectations, as part of the SREP supervisory dialogue, from early 2021 onwards. Ultimately this could result in the ECB requiring banks to apply specific adjustments to own funds calculations where the accounting treatment applied by the bank is considered not prudent from a supervisory perspective, which could in turn impact on the capital position of the relevant bank. The supervisory expectations set out in the Addendum are expected to be reflected in the proposed amendments to the CRR as part of the EU Banking Reforms, which could impact the minimum coverage levels required for newly originated loans that become non-performing, requiring banks to increase their provisioning for future NPLs.

Furthermore, the EU Banking Reforms propose new requirements that capital instruments should meet in order to be considered as Additional Tier 1 instruments or Tier 2 instruments, including certain grandfathering measures. To the extent any of these new requirements  are not subject to a grandfathering or exemption regime for those Additional Tier 1 instruments and/or Tier 2 instruments already in issue at the time such new requirements are implemented, such instruments could be subject to regulatory uncertainties on their inclusion as capital. This may lead to regulatory capital shortfalls and ultimately a breach of the applicable minimum regulatory capital requirements.

 Any failure by the Bank and/or the Group to comply with its “Pillar 1” minimum regulatory capital ratios, any “Pillar 2” additional own funds requirements and/or any “combined buffer requirement” could result in the imposition of restrictions or prohibitions on “discretionary payments” by the Bank as discussed below or administrative actions or sanctions, which, in turn, may have a material adverse effect on the Group’s results of operations.

According to Article 48 of Law 10/2014, Article 73 of RD 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any entity not meeting its “combined buffer requirement” is required to determine its Maximum Distributable Amount (“MDA”) as described therein. Until the MDA has been calculated and communicated to the Bank of Spain, where applicable, the relevant entity shall not make any (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to Additional Tier 1 instruments (“discretionary payments”) and, once the MDA has been calculated and communicated to the Bank of Spain, any such discretionary payments by that entity will be subject to such MDA limit.

Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends respectively will also result in a requirement to determine the MDA and restrict discretionary payments to such MDA. Pursuant to the EU Banking Reforms, the calculation of the MDA and the consequences thereof, as well as the restrictions specified in the paragraph above while such calculation is pending, could also be triggered by a breach of MREL (as defined herein) (see “—Any failure by the Bank and/or the Group to comply with its MREL could have a material adverse effect on the Bank’s business, financial condition and results of operations” below) or a breach of the minimum leverage ratio requirement.

As set out in the “Opinion of the European Banking Authority on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions” published on December 16, 2015 (the “December 2015 EBA Opinion”), in the EBA’s opinion competent authorities should ensure that the CET1 capital to be taken into account in determining the CET1 capital available to meet the “combined buffer requirement” for the purposes of the MDA calculation is limited to the amount not used to meet the “Pillar 1” and, if applicable, “Pillar 2” own funds requirements of the institution. There can be no assurance as to how and when binding effect will be given to the December 2015 EBA Opinion in Spain, including as to the consequences for an institution of its capital levels falling below those necessary to meet these requirements. The EU Banking Reforms propose certain amendments in order to clarify, for the purposes of restrictions on distributions, the hierarchy between the “Pillar 2” additional own funds requirements, the minimum “own funds” “Pillar 1” requirements, the own funds and eligible liabilities requirement, MREL and the “combined buffer requirements” (which is referred to as “stacking order”). In particular, no distinction is proposed to be made where discretionary payments are restricted to the MDA between distributions relating to CET1 capital or payments in respect of variable remuneration or discretionary pension revenues, and payments due on Additional Tier 1 instruments.

On July 1, 2016, the EBA published additional information explaining how supervisors should use the results of the 2016 EU-wide stress test for SREP assessments. The EBA stated, among other things, that the incorporation of the quantitative results of the EU-wide stress test into SREP assessments may include setting additional supervisory monitoring metrics in the form of capital guidance. Such guidance will not be included in MDA calculations but competent authorities would expect banks to meet that guidance except when explicitly agreed. Competent authorities have remedial tools if an institution refuses to follow such guidance. The EU Banking Reforms also propose that a distinction be made between “Pillar 2” capital requirements and “Pillar 2” capital guidance, with only the former being mandatory requirements. Notwithstanding the foregoing, the EU Banking Reforms propose that, in addition to certain other measures, supervisory authorities be entitled to impose further “Pillar 2” capital requirements where an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.

The ECB has also confirmed in its recommendation of January 7, 2019 on dividend distribution policies that credit institutions should establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and the outcomes of the SREP.

Any failure by the Bank and/or the Group to comply with its regulatory capital requirements could also result, among other things, in the imposition of further “Pillar 2” requirements and the adoption of any early intervention or, ultimately, resolution measures by resolution authorities pursuant to Law 11/2015 of June 18 on the Recovery and Resolution of Credit Institutions and Investment Firms (Ley 11/2015 de 18 de junio de recuperación y resolución de entidades de crédito y empresas de servicios de inversión), as amended, replaced or supplemented from time to time (“Law 11/2015”), which, together with Royal Decree 1012/2015 of  November 16 by virtue of which Law 11/2015 is developed and Royal Decree 2606/1996 of  December 20 on credit entities’ deposit guarantee fund is amended (as amended, replaced or supplemented from time to time, “RD 1012/2015”), has implemented the BRRD into Spanish law. See “—Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue” below.

On November 2, 2018, the EBA, in cooperation with the ECB and the European Systemic Risk Board (the “ESRB”), published the results of its 2018 EU-wide stress test of 48 European banks, including the Bank. This assessment was based on the participating banks’ consolidated balance sheets as of December 31, 2017. The stress test examined the resilience of banks against two separate scenarios – a baseline scenario and an adverse scenario during a three-year period beginning on December 31, 2017 and ending on December 31, 2020. Under both scenarios, the CET1 fully-loaded ratios, among other measures, of participating banks were analyzed over that period to understand bank sensitivities under prescribed stressed economic conditions. The baseline scenario was provided by the ECB and reflected macroeconomic forecasts prevailing as of December 31, 2017. The adverse scenario was prepared by the ESRB in collaboration with the ECB and the EBA and represented a severe economic downturn. As the stress test uses the Bank’s consolidated balance sheet as of December 31, 2017, it does not take into account subsequent business strategies and management actions, including the sale of the Bank’s 68.2% stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”)  to The Bank of Nova Scotia group (“Scotiabank”)  on July 6, 2018 or the Cerberus Transaction (as defined herein). The stress test is not a forecast of the Bank’s profits and does not include a defined pass/fail threshold. Instead, it was utilized by the SREP carried out by the ECB in 2018. Under the stress test, the Bank’s starting CET1 fully-loaded ratio as of December 31, 2017 was restated from 11.04% to 10.73% as a result of the implementation of IFRS 9. Under the baseline scenario, the Bank’s CET1 fully-loaded ratio increases 1.99 basis points to 12.72% as of December 31, 2020, and under the adverse scenario the Bank’s CET1 fully-loaded ratio decreases 1.93 basis points to 8.80% as of December 31, 2020.

At its meeting of January 12, 2014, the oversight body of the Basel Committee on Banking Supervision (“BCBS”) endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, which applied from January 1, 2015. As of the date of this Annual Report, there is no applicable regulation in Spain which establishes a specific leverage ratio requirement for credit institutions. However, the EU Banking Reforms propose a binding leverage ratio requirement of 3% of Tier 1 capital that is added to an institution’s own funds requirements and that an institution must meet in addition to its risk based requirements. In particular, any breach of this leverage ratio could also result in a requirement to determine the MDA and restrict discretionary payments to such MDA, as well as trigger the restrictions referred to above while such calculation is pending.

In addition, on December 7, 2017 the BCBS announced the finalized Basel III reforms (informally referred to as Basel IV). These reforms include changes to the risk weightings applied to different assets and measures to enhance the risk sensitivity in such weightings and impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such ratings-based approaches and provide for greater comparability across banks where such internal ratings-based approaches are used. Revised capital floor requirements will also limit the regulatory capital benefit for banks in calculating total risk-weighted assets using internal risk models as compared to the standardized approach, with a minimum capital requirement of 50% of risk-weighted assets calculated using only the standardized approaches applying from January 1, 2022 and increasing to 72.5% from January 1, 2027. To the extent these reforms result in an increase in the total risk-weighted assets of the Bank they could also result in a corresponding decrease in the Bank’s capital ratio.

The ECB has announced that it is conducting a targeted review of the internal models (“TRIM”) being used by banks subject to its supervision for their internal ratings-based approaches in applying risk weightings to assets. TRIM is being undertaken to assess the extent to which such internal models are considered to be in line with regulatory requirements, and the results of those internal models are reliable and comparable, in order to harmonize the approaches to internal models used by banks across the European Union. During 2016, the ECB launched preliminary questionnaires and data requests, and on-site investigations were conducted in 2017 and the first half of 2018. This first phase of TRIM involved a review of the models used to assess the credit risk for retail and small and medium-sized enterprise portfolios, as well as market risk and counterparty credit risk. Phase two, focusing on the models used to assess the credit risk for so-called low-default portfolios, started in the second half of 2018 and is expected to continue throughout 2019. Though the outcome of TRIM is at this stage unknown, the objective of the ECB in undertaking TRIM is to reduce unwarranted variability in risk-weighted assets across banks, not to increase risk-weighted assets in general. Nevertheless, TRIM could lead to increases or decreases in the capital needs of banks. To the extent TRIM results in any changes being required to the internal models used by banks and such changes result in an increase in the Bank’s risk-weighted assets, this could have a corresponding impact on the Bank’s capital position.

The implementation of Basel reforms differs across jurisdictions in terms of timing and applicable rules. This lack of uniformity among implemented rules may lead to an uneven playing field and to competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel requirements or increasing such requirements, could adversely affect a bank with global operations such as the Bank and could affect its profitability.

There can be no assurance that the implementation of the above capital requirements will not adversely affect the Bank’s ability to make “discretionary payments”, or result in the cancellation of such payments (in whole or in part), or require the Bank to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Bank’s business, financial condition and results of operations. Furthermore, increased capital requirements may negatively affect the Bank’s return on equity and other financial performance indicators.

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

As provided in the BRRD, Law 11/2015 contains four resolution tools and powers which may be used alone or in combination where a Relevant Spanish Resolution Authority (as defined below) considers that (i) an institution is failing or likely to fail; (ii) there is no reasonable prospect that any other measure would prevent the failure of such institution within a reasonable timeframe; and (iii) a resolution action, instead of the winding up of the institution under normal insolvency proceedings, is in the public interest. The four resolution tools are (i) sale of business, which enables resolution authorities to direct the sale of the institution or the whole or part of its business on commercial terms; (ii) bridge institution, which enables resolution authorities to transfer all or part of the business of the institution to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control),  which  may  limit  the  capacity  of  the  institution  to  meet  its  repayment  obligations; (iii) asset separation, which enables resolution authorities to transfer certain categories of assets (normally impaired or otherwise problematic) to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) the Spanish Bail-in Power (as defined below). Any exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority may include the write down and/or conversion into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Spanish Bail-in Power) of certain unsecured debt claims of an institution.

“Relevant Spanish Resolution Authority” means the Spanish Fund for the Orderly Restructuring of Banks (Fondo de Restructuración Ordenada Bancaria) (“FROB”), the European Single Resolution Mechanism (“SRM”) and, as the case may be, according to Law 11/2015, the Bank of Spain and the CNMV (as defined herein), and any other entity with the authority to exercise the Spanish Bail-in Power from time to time. “Spanish Bail-in Power” means any write-down, conversion, transfer, modification, or suspension power existing from time to time under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as amended, replaced or supplemented from time to time), including, but not limited to (a) Law 11/2015, (b) RD 1012/2015; and (c) the SRM Regulation, each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised.

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

In addition to the Spanish Bail-in Power, the BRRD, Law 11/2015 and the SRM Regulation provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments at the point of non-viability (“Non-Viability Loss Absorption” and, together with the Spanish Bail-in Power, the “Spanish Statutory Loss-Absorption Powers”) of an institution or a group. The point of non-viability of an institution is the point at which the Relevant Spanish Resolution Authority determines that the institution meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Spanish Bail-in Power or any other resolution tool or power (where the conditions for resolution referred to above are met).

To the extent that any resulting treatment of a holder of the Bank’s securities pursuant to the exercise of the Spanish Statutory Loss-Absorption Powers (except, as indicated below, with respect to a Non-Viability Loss Absorption) is less favorable than would have been the case under such hierarchy in normal insolvency proceedings, a holder of such affected securities would have a right to compensation under the BRRD and the SRM Regulation based on an independent valuation of the institution, in accordance with Article 10 of RD 1012/2015 and the SRM Regulation. Any such compensation, however, together with any other compensation provided by any Applicable Banking Regulations (including, among such other compensation, in accordance with article 36.5 of Law 11/2015) is unlikely to compensate that holder for the losses it has actually incurred and there is likely to be a considerable delay in the recovery of such compensation. “Applicable Banking Regulations” means at any time the laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then applicable to the Bank and/or the Group including, without limitation to the generality of the foregoing, CRD IV, the BRRD and those laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then in effect in Spain (whether or not such regulations, requirements, guidelines or policies have the force of law and whether or not they are applied generally or specifically to the Bank and/or the Group). Compensation payments (if any) are also likely to be made considerably later than when amounts may otherwise have been due under the affected securities. In addition, in the case of a Non-Viability Loss Absorption it is not clear that a holder of the affected securities would have a right to compensation under the BRRD and the SRM Regulation if any resulting treatment of such holder pursuant to the exercise of the Non-Viability Loss Absorption was less favorable than would have been the case under such hierarchy in normal insolvency proceedings.

The powers set out in the BRRD, as implemented through Law 11/2015 and RD 1012/2015, and the SRM Regulation impact how credit institutions and investment firms are managed, as well as, in certain circumstances, the rights of creditors. Pursuant to Law 11/2015, upon any application of the Spanish Bail-in Power and/or Non-Viability Loss Absorption, holders of, among others, unsecured debt securities, subordinated obligations and shares issued by us may be subject to, among other things, a write-down (including to zero) and/or conversion into equity or other securities or obligations on any application of the Spanish Bail-in Power. The exercise of any such powers (or any of the other resolution powers and tools) may result in such holders of such securities losing some or all of their investment or otherwise having their rights under such securities adversely affected, including by becoming holders of further subordinated instruments. Such exercise could also involve modifications to, or the disapplication of, provisions in the terms and conditions of certain securities including alteration of the principal amount or any interest payable on debt instruments, the maturity date or any other dates on which payments may be due, as well as the suspension of payments for a certain period. As a result, the exercise of the Spanish Bail-in Power and/or Non-Viability Loss Absorption with respect to such securities or the taking by an authority of any other action, or any suggestion that the exercise or taking of any such action may happen, could materially adversely affect the rights of holders of such securities, the market price or value or trading behavior of our securities and/or the ability of the Bank to satisfy its obligations under any such securities.

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

In addition, the EBA has published certain regulatory technical standards and implementing technical standards to be adopted by the European Commission and certain other guidelines. These standards and guidelines could be potentially relevant to determining when or how a Relevant Spanish Resolution Authority may exercise the Spanish Bail-in Power and impose a Non-Viability Loss Absorption. Included in this are guidelines on the treatment of shareholders in bail-in or the write-down and conversion of capital instruments, and on the rate of conversion of debt to equity or other securities or obligations in any bail-in. No assurance can be given that these standards and guidelines will not be detrimental to the rights under, and the value of, unsecured debt securities, subordinated obligations and shares issued by us.

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

Following the publication of the Single Resolution Board’s (“SRB”) initial policy statement on MREL in November 2018, the SRB published on January 16, 2019 its policy statement on MREL applicable to the second wave of resolution plans (which are those applicable to the most complex banking groups, including BBVA). This policy is based on the current regulatory framework but is also perceived to be preparing the ground for the implementation of the EU Banking Reforms.

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

On May 23, 2018, the Bank announced that it had received notification from the Bank of Spain regarding its MREL, as determined by the SRB. The Bank’s MREL has been set at 15.08% of the total liabilities and own funds of the Bank’s resolution group at a sub-consolidated level as of December 31, 2016, which corresponds to 28.04% of the risk-weighted assets of the Bank’s resolution group as of December 31, 2016, and must be met by January 1, 2020. Pursuant to the Group’s multiple-point-of-entry resolution strategy as established by the SRB, the Bank’s resolution group consists of the Bank and its subsidiaries which belong to the same European resolution group. As of December 31, 2016, the total liabilities and own funds of the Bank’s resolution group amounted to €385,647 million, of which the total liabilities and own funds of the Bank comprised approximately 95%, and the risk-weighted assets of the Bank’s resolution group amounted to €207,362 million.

According to our own estimates, we believe that the current own funds and eligible liabilities structure of the Bank’s resolution group is in line with the above MREL. However, the Bank’s MREL is subject to change and no assurance can be given that the Bank may not be subject to a higher MREL at any time in the future.

The EU Banking Reforms further include, as part of MREL, a new subordination requirement of eligible instruments for G-SIBs and “top tier” banks (including the Bank) that will be determined according to their systemic importance, involving a minimum “Pillar 1” subordination requirement. This “Pillar 1” subordination requirement shall be satisfied with own funds and other eligible MREL instruments (which MREL instruments may not for these purposes be senior debt instruments and only MREL instruments constituting “non-preferred” senior debt under the new insolvency hierarchy introduced into Spain will be eligible for compliance with the subordination requirement). For “top tier” banks such as the Bank, this “Pillar 1” subordination requirement has been determined as the higher of 13.5% of the bank’s risk weighted assets (“RWAs”) and 5% of its leverage exposure. Resolution authorities may also impose further “Pillar 2” subordination requirements, which would be determined on a case-by-case basis but at a minimum level equal to the lower of 8% of a bank’s total liabilities and own funds and 27% of its RWAs.

Any failure or perceived failure by the Bank and/or the Group to comply with its MREL (including the subordination requirement) may have a material adverse effect on the Bank’s business, financial conditions and results of operations and could result in the imposition of restrictions or prohibitions on discretionary payments by the Bank, including the payment of dividends and interest or distributions on Additional Tier 1 instruments. There can also be no assurance as to the relationship between the “Pillar 2” additional own funds requirements, the “combined buffer requirement”, the MRELs once implemented in Spain and the restrictions or prohibitions on discretionary payments.

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

While the final outcome of the Commission’s Proposal continues to be uncertain, the Spanish council of ministers approved during a meeting held on January 18, 2019 the Bill on the Financial Transaction Tax (the “Spanish FTT Bill”), which is based in part on the Commission’s Proposal. The Spanish FTT Bill introduces a new indirect tax, amounting to 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. If the Spanish FTT Bill becomes law and subsequently the FTT is approved under a Directive, the Spanish FTT Law should be adapted to the Directive’s content.

Moreover, Law 18/2014, of October 15, introduced a 0.03% tax on bank deposits in Spain. This tax is payable annually by Spanish banks.

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

The SSM represents a significant change in the approach to bank supervision at a European and global level, even if it is not expected to result in any radical change in bank supervisory practices in the short term. The SSM has resulted in the direct supervision by the ECB of the largest financial institutions, including the Bank, and indirect supervision of around 3,500 financial institutions. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that form part of the SSM. Several steps have already been taken in this regard, such as (i) the publication of the Supervisory Guidelines, (ii) the approval of the SSM Framework Regulation, (iii) the approval of Regulation (EU) 2016/445 of the ECB of March 14, 2016 on the exercise of options and discretions available in European Union law, and (iv) a set of guidelines on the application of CRR’s national options and discretions. In addition, the SSM represents an extra cost for the financial institutions that fund it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund. The new SRB started operating on January 1, 2015 and fully assumed its resolution powers on January 1, 2016. The Single Resolution Fund has also been in place since January 1, 2016, funded by contributions from European banks in accordance with the methodology approved by the Council of the European Union. The Single Resolution Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s total liabilities including own funds has been applied to cover capital shortfalls (in line with the BRRD).

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

Regulations adopted towards achieving banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as the Bank’s main supervisory authority may have a material effect on the Bank’s business, financial condition and results of operations. In addition, on January 29, 2014, the European Commission released its proposal on the structural reforms of the European banking sector, which will impose new constraints on the structure of European banks. The proposal is aimed at ensuring the harmonization between the divergent national initiatives in Europe. It includes a prohibition on proprietary trading similar to that contained in Section 619 of the Dodd-Frank Act (also known as the Volcker Rule) and a mechanism to potentially require the separation of trading activities (including market-making), such as in the Financial Services (Banking Reform) Act 2013, complex securitizations and risky derivatives.

There can be no assurance that regulatory developments related to the EU fiscal and banking union, and initiatives undertaken at the EU level, will not have a material adverse effect on the Bank’s business, financial condition and results of operations.

The Group’s anti-money laundering and anti-terrorism programs may be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing

Group companies are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Although the Group believes that its current anti-money laundering program (which includes, among other elements, policies, procedures, technical infrastructure, independent reviews and training activities) is sufficient to comply with applicable rules and regulations, it cannot guarantee that its anti-money laundering and anti-terrorism financing programs will not be circumvented or otherwise be sufficient to prevent all money laundering or terrorism financing. Any of such events may have severe consequences, including sanctions, fines and, notably, reputational consequences, which could have a material adverse effect on the Group’s financial condition and results of operations. Further, the Group engages in investigations relating to alleged or suspected violations of anti-money laundering or anti-terrorism rules and regulations from time to time and any such investigations or any related proceedings could be time-consuming and costly.

The Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs

The Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, its operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the EU and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group may directly or indirectly, through third parties, deal with entities the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has adopted internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies, procedures, systems and other mitigating measures will be sufficient or that its employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which it or they may be ultimately held responsible. The Group engages in investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations from time to time and such investigations or any related proceedings could be time-consuming and costly and their outcomes difficult to predict. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on the Group, limits being placed on the Group’s activities, the Group’s authorizations and licenses being revoked, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

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

The Group is party to a number of legal and regulatory actions and proceedings

BBVA and its subsidiaries are involved in a number of legal and regulatory actions and proceedings, including legal claims and proceedings, civil and criminal regulatory proceedings, governmental investigations and proceedings, tax proceedings and other proceedings, in jurisdictions around the world, the final outcome of which is unpredictable, including in the case of legal proceedings where claimants seek unspecified or undeterminable damages, or where the cases argue novel legal theories, involve a large number of parties or are at early stages of discovery or investigation.

Legal and regulatory actions and proceedings against financial institutions have been on the rise in Spain and other jurisdictions where the Group operates over the last decade, fueled in part by certain recent consumer-friendly rulings. In certain instances, these rulings were as a result of appeals made to national or supranational courts (such as the European Court of Justice). Legal and regulatory actions and proceedings faced by the Group include legal proceedings brought by clients before Spanish and European courts in relation to mortgage loan agreements in which claimants seek that certain provisions of such agreements be declared null and void (including provisions concerning fees and other expenses, early termination, the use of certain interest rate indexes and the use of “floor” clauses limiting the interest rates in mortgages loans). Legal and regulatory actions and proceedings faced by other financial institutions regarding these or other matters, especially if such actions or proceedings result in consumer-friendly rulings, could also adversely affect the Group. The Group is also involved in antitrust proceedings and investigations in certain countries which could, among other matters, give rise to sanctions or lead to lawsuits from clients or other persons. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica or the “COFECE”) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Bancomer, in connection with transactions in Mexican government bonds. The Mexican Banking and Securities Exchange Commission (Comisión Nacional Bancaria y de Valores) also initiated a separate investigation regarding this matter, which resulted in certain fines being initially imposed, insignificant in amount, which BBVA Bancomer has challenged. In March 2018, BBVA Bancomer and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. The plaintiffs seek unspecified monetary relief.

The outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, is difficult to predict. However, in connection with such matters the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; regulatory restrictions on the Group’s business operations including the withdrawal of authorizations; changes in business practices; increased regulatory compliance requirements; the suspension of operations; public reprimands; the loss of significant assets or business; a negative effect on the Group’s reputation; loss of confidence by investors, counterparties, customers, clients, supervisors and other stakeholders; risk of credit rating agency downgrades; a potential negative impact on the availability and cost of funding and liquidity; and the dismissal or resignation of key individuals. There is also a risk that the outcome of any legal or regulatory actions or proceedings in which the Group is involved may give rise to changes in laws or regulations as part of a wider response by relevant lawmakers and regulators. A decision in any matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group. In addition, responding to the demands of litigation may divert management’s time and attention and the Group’s financial resources. Moreover, where provisions have already been taken in connection with an action or proceeding, such provisions could prove to be inadequate.

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group, could have a material adverse effect on the Group’s business, financial condition and results of operations.

We may be affected by actions that are incompatible with our ethics and compliance standards, and by our failure to timely detect or remedy any such actions

Some of our management and/or employees and/or persons doing business with us may engage in activities that are incompatible with our ethics and compliance standards. Although we have adopted measures designed to identify, monitor and mitigate such actions, and remediate them when we become aware of them, we are subject to the risk that our management and/or employees and/or persons doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage to our detriment.

Our business, including relationships with third parties, is guided by ethical principles. We have adopted a Code of Conduct, applicable to all companies and persons which form part of the Group, and a number of internal policies designed to guide our management and employees and reinforce our values and rules for ethical behavior and professional conduct. For further information on our Code of Conduct, see “Item 16B.Code of Ethics”. However, we are unable to ensure that all of our management and employees, more than 125,000 people, or persons doing business with us comply at all times with our ethical principles. Acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Negative public opinion could result from actual or alleged conduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct.

As of the date of this Annual Report, we are conducting an investigation, led by PricewaterhouseCoopers through the Bank’s external legal counsel Garrigues, along with Uría Menéndez, regarding allegations of improper activity related to our relationship with Grupo Cenyt which may have violated our ethical standards and applicable governance or regulatory obligations. Governmental authorities are also investigating this matter. We are carrying out our investigation to protect the Group’s interests and in connection therewith are cooperating with governmental authorities and our supervisors. It is not possible at this time to predict the scope or duration of our investigation or any investigations by governmental authorities, or their likely outcomes.

Any failure, whether real or perceived, to follow our ethical principles or to comply with applicable governance or regulatory obligations could harm our reputation, subject us to additional regulatory scrutiny, or otherwise adversely affect the Group’s business, financial condition and results of operations.

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

The Bank’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend could be affected through limited access to liquidity (including government and central bank facilities). In such extreme circumstances, the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

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

Withdrawals of deposits or other sources of liquidity may make it more difficult or costly for the Group to fund its business on favorable terms, cause the Group to take other actions or even lead to the exercise of any Spanish Bail-in Power

Historically, one of the Group’s principal sources of funds has been savings and demand deposits. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest-rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside the Group’s control, such as a loss of confidence (including as a result of administrative initiatives, including the exercise of any Spanish Bail-in Power and/or confiscation and/or taxation of creditors’ funds) or competition from investment funds or other products. The introduction of a national tax on outstanding deposits could adversely affect the Group’s activities, especially in Spain.

Moreover, there can be no assurance that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which the Group operates, or where such withdrawal specifically affects the Group, the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets. Furthermore, in such an event, the Bank could be subject to the adoption of an early intervention or, ultimately, resolution measure by a Relevant Spanish Resolution Authority  pursuant to Law 11/2015 (including, among others but without limitation, the Spanish Bail-in Power and/or Non-Viability Loss Absorption). See “—Legal, Regulatory and Compliance Risks—Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue” below.

In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, there can be no assurance that the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets or taking additional deleverage measures, and could be subject to the adoption of any early intervention or, ultimately, resolution measures by resolution authorities pursuant to Law 11/2015 (including, among others but without limitation, the Spanish Bail-in Power and/or Non-Viability Loss Absorption).

Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities

The liquidity coverage ratio (“LCR”) is a quantitative liquidity standard developed by the BCBS to ensure that those banking organizations to which this standard applies have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The final standard was announced in January 2013 by the BCBS. The LCR has been progressively implemented since 2015 in accordance with the CRR, with banks having had to fully comply (100%) with such ratio since January 1, 2018. As of December 31, 2018, the LCR of the Group was 127%.

The BCBS’s net stable funding ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their on- and off-balance sheet activities that reduces the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that could increase the risk of its failure. The BCBS contemplated that the NSFR, including any revisions, was to be implemented by member countries as a minimum standard by January 1, 2018, with no phase-in. While the NSFR has not yet been introduced, the EU Banking Reforms propose the introduction of a harmonized binding requirement for the NSFR across the EU.

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

Non-performing or low credit quality loans have in the past and can continue to negatively affect the Bank’s results of operations. The Bank cannot assure that it will be able to effectively control the level of the impaired loans in its total loan portfolio. At present, default rates are partly cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing, quantum and pace of any rise are key risk factors. All new lending is dependent on the Group’s assessment of each customer’s ability to pay, and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the effect of these identified factors, which could have a material adverse effect on the Group’s business, financial condition or results of operations.

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

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets

The Group’s commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Provisions for Pensions and Similar Obligations” in its consolidated balance sheets included in the Consolidated Financial Statements. For more information, please see Note 25 to our Consolidated Financial Statements.

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

The Bank and certain of its subsidiaries are dependent on their credit ratings and any reduction of their credit ratings could materially and adversely affect the Group’s business, financial condition and results of operations

The Bank and certain of its subsidiaries are rated by various credit rating agencies. The credit ratings of the Bank and such subsidiaries are an assessment by rating agencies of their ability to pay their obligations when due. Any actual or anticipated decline in the Bank’s or such subsidiaries’ credit ratings to below investment grade or otherwise may increase the cost of and decrease the Group’s ability to finance itself in the capital markets, secured funding markets (by affecting its ability to replace downgraded assets with better-rated ones), or interbank markets, through wholesale deposits or otherwise, harm its reputation, require it to replace funding lost due to the downgrade, which may include the loss of customer deposits, and make third parties less willing to transact business with the Group or otherwise materially adversely affect its business, financial condition and results of operations. Furthermore, any decline in the Bank’s or such subsidiaries’ credit ratings to below investment grade or otherwise could breach certain agreements or trigger additional obligations under such agreements, such as a requirement to post additional collateral, which could materially adversely affect the Group’s business, financial condition and results of operations. See “—Macroeconomic Risks—Any decline in the Kingdom of Spain’s sovereign credit ratings could adversely affect the Group’s business, financial condition and results of operations”.

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

The Group depends in part upon dividends and other funds from subsidiaries

Some of the Group’s operations are conducted through its financial services subsidiaries. As a result, the Bank’s ability to pay dividends, to the extent the Bank decides to do so, depends in part on the ability of the Group’s subsidiaries to generate earnings and to pay dividends to BBVA. Payment of dividends, distributions and advances by the Group’s subsidiaries is contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from the Group’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, the Bank’s right to receive any assets of any of the Group’s subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of subsidiaries’ creditors, including trade creditors. The Group also has to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to the Bank by its subsidiaries (see “—Legal, Regulatory and Compliance Risks—Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”).

Business and Industry Risks
The Group faces increasing competition in its business lines

The markets in which the Group operates are highly competitive and this trend will likely continue with new business models likely to be developed in coming years whose impact is unforeseeable. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which the Group must now compete.

The Group also faces competition from non-bank competitors, such as payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies, and public debt.

In recent years, the financial services sector has experienced a significant transformation, closely linked to the development of the internet and mobile technologies. Part of that transformation involves the entrance of new players, such as non-bank digital providers that compete (and cooperate) between them and with banks in most of the areas of financial services as well as large digital players such as Amazon, Google, Facebook or Apple, who have also started to offer financial services (mainly, payments and credit) ancillary to their core business. However, as of the date of this Annual Report, there is an uneven playing field between banks and such non-bank players. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank players that are only subject to activity-specific regulations or benefit from regulatory uncertainty. In addition, fintech activities are generally subject to additional rules on internal governance when they are carried out within a banking group. For instance, the CRD IV Directive limits the ratio between the variable and the fixed salary that financial institutions can pay to certain staff members identified as risk takers. This places banking groups such as the Group at a competitive disadvantage for attracting and retaining digital talent and for retaining the founders and management teams of acquired start-ups.

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

The Group’s future success may depend, in part, on its ability to use technology to provide products and services that provide convenience to customers. Despite the technological capabilities the Group has been developing and its commitment to digitalization, as a result of the uneven playing field referred to above or for other reasons, the Group may not be able to effectively implement new technology-driven products and services or be successful in marketing or delivering these products and services to its customers, which would adversely affect the Group’s business, financial condition and results of operations.

In addition, companies offering new applications and financial-related services based on artificial intelligence are becoming more competitive. The often lower cost and higher processing speed of these new applications and services can be especially attractive to technologically-adept purchasers. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, machine learning and other advances outside of the Group’s control. If the Group is not able to successfully keep pace with these technological advances, its business may be adversely affected.

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

The Group’s results of operations could also be negatively affected by acquisition or divestiture-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions or divestitures, including claims from terminated employees, customers or third parties, and the Group may be liable for future or existing litigation and claims related to the acquired business because either the Group is not indemnified for such claims or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of certain matters, including claims against the divested entity or business. Any of the foregoing, could cause the Group to incur significant expenses and could materially adversely affect its business, financial condition and results of operations.

The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations

The Group operates commercial banks and insurance and other financial services companies in various countries and its overall success as a global business depends upon its ability to succeed in differing economic, social and political conditions. The Group is particularly sensitive to developments in Mexico, the United States, Turkey and Argentina, which represented 14.3%, 12.1%, 9.8% and 1.2% of the Group’s assets as at December 31, 2018, respectively.

The Group is confronted with different legal and regulatory requirements in many of the jurisdictions in which it operates. See “―Legal, Regulatory and Compliance Risks―Local regulation may have a material effect on the Bank’s business, financial condition, results of operations and cash flows”. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. The Group’s international operations may also expose it to risks and challenges which its local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, political risk which may be particular to foreign investors and limitations on the distribution of dividends. As of December 31, 2018, approximately 45.4% of the Group’s assets and approximately 44.6% of its liabilities were denominated in currencies other than euro.

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

Reporting and Other Financial and Operational Risks
Weaknesses or failures in the Group’s internal or outsourced processes, systems and security could materially adversely affect its business, financial condition and results of operations and could result in reputational damage

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out by Group employees or against Group companies, are present in the Group’s businesses. These businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on the Group’s results, the reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period. In addition, any breach in security of the Group’s systems could disrupt its business, result in the disclosure of confidential information and create significant financial and legal exposure for the Group. Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of its systems, software, networks and other technology assets, there is no assurance that all of its security measures will provide absolute security. Furthermore, the Group has outsourced certain functions (such as the storage of certain information) to third parties and, as a result, it is dependent on the adequacy of the internal processes, systems and security measures of such third parties. Any actual or perceived inadequacies, weaknesses or failures in the Group’s systems, processes or security or the systems, processes or security of such third parties could damage the Group’s reputation (including harming customer confidence) or could otherwise have a material adverse effect on its business, financial condition and results of operations.

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

Furthermore, the Group is under continuous threat of loss due to cyber-attacks, especially as it continues to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that it faces are e-fraud and breach of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customers’ or the Group’s accounts. A breach of sensitive customer data, such as account numbers, could present significant reputational impact and significant legal and/or regulatory costs to the Group.

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

Additionally, fraud risk may increase as the Group offers more products online or through mobile channels.

In addition to costs that may be incurred as a result of any failure of its IT systems, the Group could face fines from bank regulators if it fails to comply with applicable banking or reporting regulations as a result of any such IT failure or otherwise.

Any of the above risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group faces security risks, including denial of service attacks, hacking, social engineering attacks targeting its partners and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect its business or reputation, and create significant legal and financial exposure

The Group’s computer systems and network infrastructure and those of third parties, on which it is highly dependent, are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. The Group’s business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access the Group’s network, products and services, its customers and other third parties may use personal mobile devices or computing devices that are outside of its network environment and are subject to their own cybersecurity risks.

The Group, its customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in the Group’s systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, its customers or of third parties, damage its systems or otherwise materially disrupt the Group’s or its customers’ or other third parties’ network access or business operations. As cyber threats continue to evolve, the Group may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of the Group’s systems and implement controls, processes, policies and other protective measures, the Group may not be able to anticipate all security breaches, nor may it be able to implement guaranteed preventive measures against such security breaches and the measures implemented by the Group may not be sufficient. Cyber threats are rapidly evolving and the Group may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as the Group continues to increase its mobile-payment and other internet-based product offerings and expand its internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of the Group’s systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating the Group’s defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to the Group’s data may not be disclosed to it in a timely manner.

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

BBVA’s financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although BBVA is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers such as BBVA under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, BBVA maintains its financial accounts and records and prepares its financial statements in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, which replaced the Bank of Spain’s Circular 4/2004 for financial statements relating to periods ended January 1, 2018 and thereafter, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed.

BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial position

The preparation of financial statements in compliance with IFRS-IASB requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include the classification, measurement and impairment of financial assets, the assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments, the useful life and impairment losses of tangible and intangible assets, the valuation of goodwill and purchase price allocation of business combinations, the fair value of certain unlisted financial assets and liabilities, the recoverability of deferred tax assets and the exchange and inflation rates of Venezuela. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group beyond that anticipated or provided for, which could have an adverse effect on the Group’s business, financial condition and results of operations.

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

The further development of standards and interpretations under IFRS-IASB could also significantly affect the results of operations, financial condition and prospects of the Group. See “—Our financial results, regulatory capital and ratios may be negatively affected by changes to accounting standards”.

Our financial results, regulatory capital and ratios may be negatively affected by changes to accounting standards

We report our results and financial position in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, which replaced the Bank of Spain’s Circular 4/2004 for financial statements relating to periods ended January 1, 2018 and thereafter. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. For further information about developments in financial accounting and reporting standards, see Note 2.3 to our Consolidated Financial Statements (“Recent IFRS pronouncements”).

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

BBVA’s predecessor bank, BBV (Banco Bilbao Vizcaya), was incorporated as a public limited company (a “sociedad anónima” or S.A.) under the Spanish Corporations Law on October 1, 1988. BBVA was formed following the merger of Argentaria into BBV (Banco Bilbao Vizcaya), which was approved by the shareholders of each entity on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, and operates out of Calle Azul, 4, 28050, Madrid, Spain (Telephone: +34-91-374-6201). BBVA’s agent in the U.S. for U.S. federal securities law purposes is Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (1345 Avenue of the Americas, 44th Floor, New York, New York 10105 (Telephone: +1-212-728-1660)). BBVA is incorporated for an unlimited term.

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2016 to the date of this Annual Report were the following:

2018

In 2018 there were no significant capital expenditures.

2017

Acquisition of an additional 9.95% of Garanti

On March 22, 2017, we acquired 41,790,000,000 shares (in the aggregate) of Garanti (amounting to 9.95% of the total issued share capital of Garanti) from Doğuş Holding A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş., under certain agreements entered into on February 21, 2017, at a purchase price of 7.95 Turkish liras per share (approximately 3,322 million Turkish liras or €859 million in the aggregate).

2016

In 2016 there were no significant capital expenditures.

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and affiliates. The main capital divestitures from 2016 to the date of this Annual Report were the following:

2018

Sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer (the “Offer”) from The Bank of Nova Scotia (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (among them, BBVA Seguros de Vida, S.A.). BBVA owned, directly and indirectly, 68.19% of BBVA Chile’s share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement and the sale was completed on July 6, 2018.

The consideration received in cash by BBVA in the referred sale amounted to approximately $2,200 million. The transaction resulted in a capital gain, net of taxes, of €633 million, which was recognized in 2018.

Agreement for the creation of a joint venture and transfer of the real estate business in Spain

On November 28, 2017, BBVA reached an agreement with Promontoria Marina, S.L.U. (“Promontoria”), a company managed by Cerberus Capital Management, L.P. (“Cerberus”), for the creation of a joint venture to which an important part of the real estate business of BBVA in Spain (the “Business”) was transferred.

The Business comprises: (i) foreclosed real estate assets (the “REOs”) held by BBVA as of June 26, 2017, with a gross book value of approximately €13,000 million; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For purposes of the transaction with Cerberus, the Business was valued at approximately €5,000 million.

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of the Business (except for part of the agreed REOs, as further explained below) to Divarian Propiedad, S.A. (“Divarian”) and the sale of an 80% stake in Divarian to Promontoria. Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian.

Although the BBVA Group has agreed to contribute all of the Business to Divarian the effective transfer of several REOs remains subject to the fulfilment of certain conditions precedent. The final price payable by Promontoria will be adjusted depending on the volume of REOs ultimately contributed to Divarian. For additional information see “Item 10. Additional Information—Material Contracts—Joint Venture Agreement with Cerberus”.

As of December 31, 2018 and for the year then ended, the transaction did not have a significant impact on the Group’s attributable profit or Common Equity Tier 1 (fully loaded).

The above transaction is referred to as the “Cerberus Transaction” in this Annual Report.

Sale of BBVA’s stake in Testa

On September 14, 2018, BBVA and other shareholders of Testa Residencial SOCIMI, S.A. (“Testa”) entered into an agreement with Tropic Real Estate Holding, S.L. (a company which is advised and managed by a private equity investment group controlled by Blackstone Group International Partners LLP) pursuant to which BBVA agreed to transfer its 25.24% interest in Testa to Tropic Real Estate Holding, S.L. The sale was completed on December 21, 2018.

The consideration received in cash by BBVA in the referred sale amounted to €478 million.

Sale of non-performing and in default mortgage credits

On December 21, 2018, BBVA reached an agreement with Voyager Investing UK Limited Partnership, an entity managed by Canada Pension Plan Investment Board, for the transfer of a portfolio of credit rights which is mainly composed by non-performing and in default mortgage credits, with an aggregate outstanding balance amounting to approximately €1,490 million. Completion of the transaction is subject to fulfilment of certain conditions and is expected to take place during the second quarter of 2019.

2017

In 2017 there were no significant capital divestitures.

2016

In 2016 there were no significant capital divestitures.

Public Information

The SEC maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC, including BBVA. See “Item 10. Additional Information—Documents on Display”. Additional information on the Group is also available on our website at https://shareholdersandinvestors.bbva.com. The information contained on such websites does not form part of this Annual Report on Form 20-F.

B.   Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

The Group is committed to offering a compelling digital proposition and is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience. In 2018, the number of digital and mobile customers and the volume of digital sales continued to increase.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•       Banking Activity in Spain;

•       Non-Core Real Estate;

•       The United States;

•       Mexico;

•       Turkey;

•       South America; and

•       Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. As of December 31, 2018, BBVA’s 20% stake in Divarian was included in this unit.

The breakdown of the Group’s total assets by operating segments as of December 31, 2018, 2017 and 2016 is as follows:

	As of December 31,
	2018	2017(1)	2016(2)
	(In Millions of Euros)
Banking Activity in Spain	335,294	319,417	335,847
Non-Core Real Estate	4,163	9,714	13,713
The United States	82,057	75,775	88,902
Mexico	96,455	94,061	93,318
Turkey	66,250	78,694	84,866
South America	52,385	74,636	77,918
Rest of Eurasia	18,000	17,265	19,106
Subtotal Assets by Operating Segment	654,605	669,562	713,670
Corporate Center and other adjustments	22,084	20,497	18,186
Total Assets BBVA Group	676,689	690,059	731,856

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Financial information for 2016 has not been revised to reflect changes in our operating segments in 2018, including the inclusion of BBVA Bancomer’s branch in Houston (which was previously part of our United States operating segment) in our Mexico operating segment since 2018. If BBVA Bancomer’s branch in Houston had been part of our Mexico operating segment in 2016 (rather than of our United States operating segment), total assets of the United States and the Mexico operating segments would have been €84,726 million and €97,492 million, respectively, as of December 31, 2016.

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2018, 2017 and 2016:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2018	2017(1)	2016(2)	2018	2017(1)	2016(2)
	(In Millions of Euros)			(In Percentage)
Banking Activity in Spain	1,522	1,374	905	26	26	21
Non-Core Real Estate	(78)	(490)	(595)	(1)	(9)	(14)
The United States	735	486	459	13	9	11
Mexico	2,384	2,187	1,980	41	41	46
Turkey	569	826	599	10	15	14
South America	591	861	771	10	16	18
Rest of Eurasia	93	125	151	2	2	4
Subtotal operating segments	5,818	5,368	4,269	100	100	100
Corporate Center	(494)	(1,848)	(794)
Profit attributable to parent company	5,324	3,519	3,475

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Financial information for 2016 has not been revised to reflect changes in our operating segments in 2018, including the inclusion of BBVA Bancomer’s branch in Houston (which was previously part of our United States operating segment) in our Mexico operating segment since 2018. If BBVA Bancomer’s branch in Houston had been part of our Mexico operating segment in 2016 (rather than of our United States operating segment), profit attributable to parent company for the United States and the Mexico operating segments would have been €442 million and €1,997 million, respectively, for the year ended December 31, 2016.

The following table sets forth information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2018, 2017 and 2016:

	Operating Segments
	Banking Activity in Spain	Non-Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group
	(In Millions of Euros)
2018
Net interest income	3,672	32	2,276	5,568	3,135	3,009	175	(276)	17,591
Gross income	5,943	38	2,989	7,193	3,901	3,701	415	(432)	23,747
Net margin before provisions(1)	2,680	(28)	1,127	4,825	2,658	2,011	124	(1,352)	12,045
Operating profit/(loss) before tax(2)	2,017	(129)	919	3,294	1,448	1,307	144	(1,420)	7,580
Profit attributable to parent company	1,522	(78)	735	2,384	569	591	93	(494)	5,324
2017(3)
Net interest income	3,738	71	2,119	5,476	3,331	3,200	180	(357)	17,758
Gross income	6,180	(17)	2,876	7,122	4,115	4,451	468	73	25,270
Net margin before provisions(1)	2,790	(116)	1,025	4,671	2,612	2,444	160	(815)	12,770
Operating profit/(loss) before tax	1,854	(656)	748	2,984	2,147	1,691	177	(2,013)	6,931
Profit attributable to parent company	1,374	(490)	486	2,187	826	861	125	(1,848)	3,519
2016
Net interest income	3,877	60	1,953	5,126	3,404	2,930	166	(455)	17,059
Gross income	6,416	(6)	2,706	6,766	4,257	4,054	491	(31)	24,653
Net margin before provisions(1)	2,837	(130)	863	4,371	2,519	2,160	149	(907)	11,862
Operating profit/(loss) before tax	1,268	(743)	612	2,678	1,906	1,552	203	(1,084)	6,392
Profit attributable to parent company	905	(595)	459	1,980	599	771	151	(794)	3,475

(1)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(2) The information relating to our Corporate Center segment has been presented under management criteria pursuant to which “Operating profit/(loss) before tax” excludes the capital gain from the sale of our stake in BBVA Chile. For additional information on this adjustment, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

(3)  Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

The following tables set forth information relating to the balance sheet of the main operating segments as of December 31, 2018, 2017 and 2016:

	As of December 31, 2018
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	335,294	82,057	96,455	66,250	52,385	18,000
Cash, cash balances at central banks and other demand deposits	27,841	4,835	8,274	7,853	8,987	273
Financial assets designated at fair value (1)	100,094	10,481	26,022	5,506	5,634	504
Financial assets at amortized cost	193,936	63,539	57,709	50,315	36,649	16,930
Loans and advances to customers	169,856	60,808	51,101	41,478	34,469	15,731
Of which:
Residential mortgages	74,639	10,990	9,197	3,530	6,629	1,821
Consumer finance	11,748	9,187	12,145	9,145	9,431	420
Loans	9,665	8,467	7,347	5,265	7,374	410
Credit cards	2,083	720	4,798	3,880	2,058	10
Loans to enterprises	45,367	32,862	20,493	27,657	16,975	12,818
Loans to public sector	15,327	5,400	5,726	95	1,078	414
Total Liabilities	332,656	78,812	92,998	57,966	45,933	17,696
Financial liabilities held for trading and designated at fair value through profit or loss	66,255	234	18,028	1,852	1,357	42
Financial liabilities at amortized cost - Customer deposits	180,891	63,891	50,530	39,905	35,842	4,876
Of which:
Current and savings accounts	142,199	41,206	38,147	12,530	23,025	3,544
Time deposits	38,263	16,857	11,593	27,367	12,817	1,333
Total Equity	2,638	3,245	3,457	8,284	6,452	304
Assets Under Management	62,557	-	20,647	2,894	11,662	388
Mutual funds	39,249	-	17,733	669	3,741	-
Pension funds	23,274	-	-	2,225	7,921	388
Other placements	35	-	2,914	-	-	-

(1)   Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2017(1)
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	319,417	75,775	94,061	78,694	74,636	17,265
Cash, cash balances at central banks and other demand deposits	13,463	7,138	8,833	4,036	9,039	877
Financial assets designated at fair value (2)	79,501	11,068	28,627	6,419	11,627	991
Financial assets at amortized cost	221,391	54,705	47,691	65,083	51,207	15,009
Loans and advances to customers	183,172	53,718	45,768	51,378	48,272	14,864
Of which:
Residential mortgages	77,419	11,048	8,081	5,147	11,681	2,118
Consumer finance	9,804	6,841	10,820	11,185	10,883	305
Loans	7,845	6,312	6,422	6,760	8,168	282
Credit cards	1,959	529	4,397	4,425	2,715	23
Loans to enterprises	46,561	28,841	17,838	34,371	23,567	11,599
Loans to public sector	16,131	5,133	5,262	148	1,114	514
Total Liabilities	309,731	72,532	90,667	70,253	69,885	16,330
Financial liabilities held for trading and designated at fair value through profit or loss	36,817	139	9,405	648	2,823	45
Financial liabilities at amortized cost - Customer deposits	177,763	60,806	49,964	44,691	45,666	6,700
Of which:
Current and savings accounts	126,737	38,486	34,855	14,240	26,200	4,278
Time deposits	48,085	16,767	10,237	30,300	20,099	2,422
Total Equity	9,686	3,243	3,394	8,441	4,751	935
Assets Under Management	62,054	-	19,472	3,902	12,197	376
Mutual funds	37,992	-	16,430	1,265	5,248	-
Pension funds	24,022	-	-	2,637	6,949	376
Other placements	40	-	3,041	-	-	-

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2016
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	335,847	88,902	93,318	84,866	77,918	19,106
Loans and advances to customers	187,201	62,000	47,938	57,941	50,333	15,835
Of which:
Residential mortgages	81,659	12,893	8,410	5,801	11,441	2,432
Consumer finance	7,141	7,413	11,286	15,819	10,527	231
Loans	5,374	6,838	6,630	10,734	7,781	217
Credit cards	1,767	575	4,656	5,085	2,745	15
Loans to enterprises	43,472	33,084	18,684	33,836	21,495	12,340
Loans to public sector	18,268	4,594	3,862	-	685	57
Total Liabilities	325,230	84,719	89,244	75,798	73,425	17,705
Financial liabilities at amortized cost - Customer deposits	180,544	65,760	50,571	47,244	47,684	9,396
Of which:
Current and savings accounts	98,989	49,430	31,112	12,237	23,369	4,442
Time deposits	70,696	13,765	7,048	35,231	20,509	4,773
Other customer funds	5,124	-	5,324	21	4,456	107
Total Equity	10,617	4,183	4,074	9,068	4,493	1,401
Assets Under Management	56,147	-	19,111	3,753	11,902	366
Mutual funds	32,648	-	16,331	1,192	4,859	-
Pension funds	23,448	-	-	2,561	7,043	366
Other placements	51	-	2,780	-	-	-

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center and Non-Core Real Estate. The main business units included in this operating segment are:

•            Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•            Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•            Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•            Other units: which includes the insurance business unit in Spain (BBVA Seguros) and the Asset Management unit, which manages Spanish mutual funds and pension funds, and includes new loan production to real estate developers or loans to real estate developers that are no longer in difficulties, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2018 amounted to €100,094 million, a 25.9% increase from the €79,501 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Loans and receivables” (and shown as “Financial assets at amortized cost” as of December 31, 2017 in this Annual Report (see “Presentation of Financial Information—Application of IFRS 9”))  to “Financial assets held for trading”. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €193,936 million, a 12.4% decrease compared with the €221,391 million recorded as of December 31, 2017. Within this heading, loans and advances to customers amounted to €169,856 million as of December 31, 2018, a 7.3% decrease from the €183,172 million recorded as of December 31, 2017, mainly as a result of the decrease in the mortgage portfolio, and to a lesser extent, the decrease in other commercial and public sector portfolios. These decreases were partially offset by the increase in consumer loans, credit card balances and loans to small enterprises and self-employed individuals, as well as by the transfer, in 2018, of outstanding performing loans to developers in an aggregate amount of €260 million from the Non-Core Real Estate segment to the Banking Activity in Spain segment. As of December 31, 2018, the proportion of loans to individuals over total loans in this operating segment was significantly higher than in other operating segments.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2018 amounted to €66,255 million, an 80.0% increase compared with the €36,817 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain deposits previously accounted at amortized cost to the held for trading portfolio (see Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments).

Customer deposits at amortized cost of this operating segment as of December 31, 2018 amounted to €180,891 million, a 1.8% increase compared with the €177,763 million recorded as of December 31, 2017, mainly a result of the 12.2% increase in demand deposits, partially offset by the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain deposits previously accounted at amortized cost to the held for trading portfolio (see Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments) and the decrease in time deposits.

Mutual funds of this operating segment as of December 31, 2018 amounted to €39,249 million, a 3.3% increase from the €37,992 million recorded as of December 31, 2017, mainly due to new net contributions.

Pension funds of this operating segment as of December 31, 2018 amounted to €23,274 million, a 3.1% decrease compared with the €24,022 million recorded as of December 31, 2017, mainly due to the unfavorable evolution of the markets.

This operating segment’s non-performing loan ratio decreased to 4.6% as of December 31, 2018, from 5.5% as of December 31, 2017, mainly due to a 16.0% decrease in the balance of non-performing loans in the period (€9,101 million as of December 2018 and €10,833 million as of December 31, 2017). This operating segment’s non-performing loan coverage ratio increased to 57% as of December 31, 2018, from 50% as of December 31, 2017.

Non-Core Real Estate

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It primarily includes lending to real estate developers (except for those new loans to developers that are included in the Banking Activity in Spain segment) and foreclosed real estate assets originated from both residential mortgages and loans to developers.

In recent years BBVA has taken several steps to reduce its exposure to real estate assets in Spain. As part of such efforts, BBVA entered into the Cerberus Transaction. As of December 31, 2018, BBVA maintained a 20% stake in Divarian, which was recorded in the Corporate Center. Additionally, on December 21, 2018, the Group sold its 25.24% stake in Testa for €478 million. Moreover, on December 21, 2018, BBVA reached an agreement with Voyager Investing UK Limited Partnership, an entity managed by Canada Pension Plan Investment Board, for the transfer of a portfolio of credit rights which is mainly composed by non-performing and in default mortgage credits, with an aggregate outstanding balance amounting to approximately €1,490 million. Completion of the transaction is subject to fulfilment of certain conditions and is expected to take place during the second quarter of 2019. For additional information on these sales, see “—History and Development of the Company—Capital Divestitures—2018”.

In addition, outstanding performing loans to developers in an aggregate amount of €260 million were transferred from the Non-Core Real Estate segment to the Banking Activity in Spain segment in 2018.

As a result of the above, loans and advances to customers of this operating segment have significantly declined over recent years. As of December 31, 2018, loans and advances to customers amounted to €582 million, an 83.5% decrease compared with the €3,521 million recorded as of December 31, 2017, principally due to portfolio sales.

The non-performing loan ratio of this segment was 71.1% as of December 31, 2018. The coverage ratio of non-performing loan of this segment was 58% of the total amount of real estate assets in this operating segment as of December 31, 2018.

The number of real estate assets sold amounted to 18,808 units in 2018, 47.8% lower than in 2017. Additionally, during 2018, 43,900 units were transferred to Divarian.

The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for 91.9% of this operating segment’s balance sheet as of December 31, 2018. Given the importance of BBVA Compass in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA branch in New York, which specializes in transactions with large corporations.

The U.S. dollar appreciated 4.7% against the euro as of December 31, 2018 compared with December 31, 2017, positively affecting the business activity of the United States operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment as of December 31, 2018 amounted to €10,481 million, a 5.3% decrease from the €11,068 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this Annual Report (see “Presentation of Financial Information—Application of IFRS 9”))  to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €63,539 million, a 16.1% increase compared with the €54,705 million recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €60,808 million, a 13.2% increase compared with the €53,718 million recorded as of December 31, 2017, mainly due to the appreciation of the U.S. dollar against the euro and to the increase in the other commercial portfolio (which was the most significant part of the total portfolio in 2018), and to a lesser extent, to increases in the consumer and corporate portfolios, partially offset by the weaker performance of mortgage loans and loans to real estate developers (which were adversely affected by the increase in interest rates).

Customer deposits of this operating segment as of December 31, 2018 amounted to €63,891 million, a 5.1% increase compared with the €60,806 million recorded as of December 31, 2017, mainly due to the appreciation of the U.S. dollar against the euro and the increase in demand deposits, in a context of increased competition for deposits during the year.

The non-performing loan ratio of this operating segment as of December 31, 2018 was 1.3%, compared with 1.2% as of December 31, 2017. This operating segment’s non-performing loan coverage ratio decreased to 85% as of December 31, 2018, from 104% as of December 31, 2017, mainly due to the increase in non-performing loans and the release in 2018 of provisions associated with retail portfolios affected by hurricanes in 2017.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by BBVA Bancomer. Since 2018, it also includes BBVA Bancomer’s branch in Houston (which was part of our United States segment in previous years).

The Mexican peso appreciated 5.2% against the euro as of December 31, 2018 compared with December 31, 2017, positively affecting the business activity of the Mexico operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment as of December 31, 2018 amounted to €26,022 million, a 9.1% decrease from the €28,627 million recorded as of December 31, 2017, attributable in part to the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this Annual Report (see “Presentation of Financial Information—Application of IFRS 9”)) to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €57,709 million, a 21.0% increase compared with the €47,691 million recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €51,101 million, a 11.7% increase compared with the €45,768 million recorded as of December 31, 2017, primarily due to the appreciation of the Mexican peso against the euro and to the increase in loans to enterprises, and to a lesser extent, the increase in the consumer portfolios and residential mortgages.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2018 amounted to €18,028 million, a 91.7% increase compared with the €9,405 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain deposits at amortized cost to the held for trading portfolio.

Customer deposits of this operating segment as of December 31, 2018 amounted to €50,530 million, a 1.1% increase compared with the €49,964 million recorded as of December 31, 2017, primarily due to the appreciation of the Mexican peso against the euro.

Mutual funds of this operating segment as of December 31, 2018 amounted to €17,733 million, a 7.9% increase compared with the €16,430 million recorded as of December 31, 2017, primarily due to the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio was 2.1% as of December 31, 2018 and 2.3% as of December 31, 2017. This operating segment’s non-performing loan coverage ratio increased to 154% as of December 31, 2018, from 123% as of December 31, 2017 due to an increase of 26.6% in the provisions mainly as a result of the first implementation of IFRS 9.

Turkey

This operating segment comprises the banking and insurance businesses conducted by Garanti and its consolidated subsidiaries.

The Turkish lira depreciated 25.0% against the euro as of December 31, 2018 compared to December 31, 2017, negatively affecting the business activity of the Turkey operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment as of December 31, 2018 amounted to €5,506 million, a 14.2% decrease from the €6,419 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €50,315, a 22.7% decrease compared with the €65,083 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €41,478 million, a 19.3% decrease compared with the €51,378 million recorded as of December 31, 2017 principally due to the depreciation of the Turkish lira and, to a lesser extent, the decrease in mortgage loans and loans to enterprises denominated in Turkish lira, offset in part by an increase in credit card lending and car loans.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2018 amounted to €1,852 million, a 185.9% increase compared with the €648 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018 (see Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments), which resulted in the reclassification of certain deposits at amortized cost to the held for trading portfolio, which more than offset the impact of the depreciation of the Turkish lira.

Customer deposits of this operating segment as of December 31, 2018 amounted to €39,905 million, a 10.7% decrease compared with the €44,691 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira, the increased relative weight of deposits held in Turkish lira and the decrease in deposits held in U.S. dollars, partially offset by the increase in deposits held in Turkish lira. The increase in deposits held in Turkish lira and the decrease in deposits held in U.S. dollars was mainly attributable to the higher interest rates paid on deposits held in Turkish lira.

Mutual funds in this operating segment as of December 31, 2018 amounted to €669 million, a 47.1% decrease compared with the €1,265 million as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira against the euro and the market evolution.

Pension funds in this operating segment as of December 31, 2018 amounted to €2,225 million, a 15.6% decrease compared with the €2,637 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira against the euro. Excluding the exchange rate effect, there was a 12.4% increase, mainly as a result of the increase in the number of participants to approximately 1.7 million from approximately 1.2 million as of December 31, 2017.

The non-performing loan ratio of this operating segment as of December 31, 2018 was 5.3% compared with 3.9% as of December 31, 2017 mainly as a result of increased impairments of wholesale loans affected by the deteriorating macroeconomic scenario. This operating segment’s non-performing loan coverage ratio decreased to 81% as of December 31, 2018, from 85% as of December 31, 2017, mainly due to the 12.7% increase in the balance of non-performing loans as of December 31, 2018 in comparison with the balance recorded as of December 31, 2017.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•          Retail and Corporate Banking: includes banks in Argentina, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•          Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

In November 2017, BBVA reached an agreement for the sale of BBVA’s 68.2% direct and indirect stake in BBVA Chile. The sale was completed on July 6, 2018. For additional information, see “—History and Development of the Company—Capital Divestitures—2018—Sale of BBVA’s stake in BBVA Chile.” The Group keeps an automobile financing business in Chile, mainly carried out by Forum Servicios Financieros, S.A. BBVA has decided to initiate a strategic review of alternatives for its automobile financing business in this country.

As of December 31, 2018, the currencies of certain of the countries in which BBVA operates in South America (mainly the Argentine peso, which depreciated significantly, and the Colombian peso) depreciated against the euro compared to December 31, 2017, negatively affecting the business activity of the South America operating segment expressed in euros.

Financial assets designated at fair value for this operating segment as of December 31, 2018 amounted to €5,634 million, a 51.5% decrease compared with the €11,627 million recorded as of December 31, 2017, mainly attributable to the depreciation of certain local currencies, the sale of BBVA Chile and the initial implementation of IFRS 9 as of January 1, 2018. The initial implementation of IFRS 9 resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this Annual Report (see “Presentation of Financial Information—Application of IFRS 9”)) to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €36,649 million, a 28.4% decrease compared with the €51,207 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €34,469 million, a 28.6% decrease compared with the €48,272 million recorded as of December 31, 2017, mainly as a result of the sale of BBVA Chile and, to a lesser extent, the impact of the depreciation of certain currencies in the region, in particular the Argentine peso. By country, financial assets at amortized cost increased in Argentina (excluding the impact of currency depreciation), Colombia and Peru. At constant exchange rates, there were increases in residential mortgages, consumer finance and loans to enterprises.

Customer deposits of this operating segment as of December 31, 2018 amounted to €35,842 million, a 21.5% decrease compared with the €45,666 million recorded as of December 31, 2017 mainly as a result of the sale of BBVA Chile and, to a lesser extent, the impact of the depreciation of certain currencies in the region, in particular the Argentine peso. By country, customer deposits increased in Argentina (excluding the impact of currency depreciation), Colombia and Peru.

Mutual funds in this operating segment as of December 31, 2018 amounted to €3,741 million, a 28.7% decrease compared with the €5,248 million as of December 31, 2017, mainly due to the sale of BBVA Chile, and, to a lesser extent, the depreciation of certain currencies in the region, in particular the Argentine peso.

Pension funds in this operating segment as of December 31, 2018 amounted to €7,921 million, a 14.0% increase compared with the €6,949 million recorded as of December 31, 2017, mainly as a result of an increase in pension funds in Bolivia.

The non-performing loan ratio of this operating segment as of December 31, 2018 increased to 4.3% compared with 3.4% as of December 31, 2017, primarily due to the sale of BBVA Chile, which had better risk indicators than the other the countries where the Group operates in the region. This operating segment’s non-performing loan coverage ratio increased to 97% as of December 31, 2018, from 89% as of December 31, 2017, mainly due to the 7.3% decrease in the balance of non-performing loans as of December 31, 2018 compared to the balance recorded as of December 31, 2017.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

Financial assets designated at fair value for this operating segment as of December 31, 2018 amounted to €504 million, a 49.1% decrease compared with the €991 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this Annual Report (see “Presentation of Financial Information—Application of IFRS 9”)) to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €16,930 million, a 12.8% increase compared with the €15,009 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €15,731 million, a 5.8% increase compared with the €14,864 million recorded as of December 31, 2017, mainly as a result of an increase in enterprise loans.

Customer deposits of this operating segment as of December 31, 2018 amounted to €4,876 million, a 27.2% decrease compared with the €6,700 million recorded as of December 31, 2017, mainly as a result of the decrease in time deposits, as the low interest rate environment has caused larger clients not to renew their deposit contracts.

Pension funds in this operating segment as of December 31, 2018 amounted to €388 million, a 3.2% increase compared with the €376 million recorded as of December 31, 2017.

The non-performing loan ratio of this operating segment as of December 31, 2018 was 1.7% compared with 2.4% as of December 31, 2017. This operating segment’s non-performing loan coverage ratio increased to 83% as of December 31, 2018, from 74% as of December 31, 2017, mainly due to the 23% decrease in the balance of non-performing loans as of December 31, 2018, compared to the balance recorded as of December 31, 2017.

Insurance Activity

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

Supervision and Regulation

This section discusses the most significant supervision and regulatory matters applicable to us as a bank organized under the laws of Spain, our principal market, and as a result of activities we undertake in the European Union. Further below is information regarding supervision and regulatory matters applicable to us under U.S. law as a result of our banking activities in the United States. In addition, we are generally subject to comprehensive regulation as a bank, asset manager or insurer, as applicable, in the other countries where we operate, such as Mexico and Turkey.

Since September 2012, significant progress has been made toward the establishment of a European banking union. The banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the Single Supervisory Mechanism (SSM) and the Single Resolution Mechanism (SRM). As a further step to a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which intends to provide a stronger and more uniform degree of insurance coverage for all retail depositors in the banking union. However, this element is still pending, with a high-level group being created (at a political, and not technical level), due to review its results in June 2019.

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

In addition, since November 2014, it assumed the direct supervision of the most significant banks of the participating countries, including Banco Bilbao Vizcaya Argentaria, S.A. Ongoing supervision of the significant banks is carried out by Joint Supervisory Teams (“JSTs”). Each significant bank has a dedicated JST, comprising staff of the ECB and the relevant national supervisors (in our case, the Bank of Spain).

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

•          there are several supervisory competencies over banking entities, for example money laundering and terrorist financing, customer protection and certain aspects of the monitoring of the financial markets that are out of the scope of the SSM and remain under the purview of the Bank of Spain;

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

•          the Bank of Spain participates in the governing bodies of the SSM contributing to the adoption of decisions affecting all credit institutions located in the Eurozone; and

•          the Bank of Spain is also responsible for applying a number of macroprudential instruments, such as setting the countercyclical capital requirements and identifying and setting capital buffers for systemically important institutions.

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

On the December 14, 2018 Euro Summit, participants endorsed the terms of reference of the common backstop to the Single Resolution Fund, which determine how it will be operationalized (subject to an assessment by 2020). Participants also endorsed the term sheet on the European Stability Mechanism (“ESM”) reform, which includes a role as the backstop for the Fund. The Euro Summit requested the Eurogroup to prepare the adequate amendments to the ESM Treaty by June 2019.

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

As of December 31, 2018, 2017 and 2016 all of the Spanish banks belonging to the BBVA Group were members of the FGD and were thus obligated to make annual contributions to it.

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

As a Spanish credit institution, we are subject to the CRD IV Directive, through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements being phased in until January 1, 2019. The core regulation regarding the solvency of credit institutions is the CRR, which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of CRD IV Directive into Spanish law took place through Royal Decree-Law 14/2013, Law 10/2014, RD 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. On November 23, 2016, the European Commission published a package of proposals, including, among others, proposed changes to the CRD IV Directive and CRR in order to increase the resilience of EU institutions and enhance financial stability.  On May 25, 2018, the Council of the European Union published the Presidency compromise proposals relating to the European Commission’s package of proposals referred to above and on June 25 and 28, 2018, the European Parliament Committee on Economic and Monetary Affairs published reports containing its proposed amendments to the European Commission’s package of proposals. The final political agreement between the European Parliament and the Council on these reforms was published on February 15, 2019 (the European Commission’s package of proposals together with the Presidency compromise proposals, the proposed amendments of the European Parliament and such final political agreement, the “EU Banking Reforms”).

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

The combination of the capital conservation buffer, the institution-specific countercyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIB buffer and the D-SIB buffer, in each case (if applicable to the relevant institution—in the event that the systemic risk buffer only applies to local exposures, such buffer is added to the higher of the G-SIB buffer or the D-SIB buffer) is referred to as the “combined buffer requirement”. This “combined buffer requirement” is in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with CET1 capital.

The G-SIB buffer applies to those institutions included on the list of G-SIBs, which is updated annually by the FSB. We have been excluded from this list with effect from January 1, 2017 and so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, we will not be required to maintain a G-SIB buffer any longer.

The Bank of Spain announced on November 21, 2018 that we continue to be considered a D-SIB, and consequently we are required to maintain a fully-loaded D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis.

The Bank of Spain agreed in December 2015 to set the countercyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. This percentage is revised each quarter. The Bank of Spain agreed in December 2018 to maintain the countercyclical capital buffer at 0% for the first quarter of 2019. As of the date of this Annual Report, the countercyclical capital buffer applicable to the Group stands at 0.01% and relates to the Group’s exposures in other jurisdictions.

The Bank of Spain has greater discretion in relation to the determination of the institution-specific countercyclical buffer, the buffer for D-SIBs and the systemic risk buffer. With the entry into force of the SSM on November 4, 2014, the ECB has the ability to provide certain recommendations in this respect and potentially increase such buffers.

Moreover, Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of the SSM Regulation, also contemplates that in addition to the minimum “Pillar 1” capital requirements and the combined buffer requirements, supervisory authorities may impose further “Pillar 2” capital requirements (above “Pillar 1” requirements and below the combined buffer requirements) to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations.

Accordingly, any additional “Pillar 2” own funds requirement that may be imposed on us and/or the Group by the ECB pursuant to the SREP will require us and/or the Group to hold capital levels above the minimum “Pillar 1” capital requirements.

As a result of the most recent SREP carried out by the ECB, we received a communication from the ECB pursuant to which we are required to maintain, as from March 1, 2019, on a consolidated basis, a CET1 capital ratio of 9.26% (8.53% on an individual basis) and a total capital ratio of 12.76% (12.03% on an individual basis).

This total capital requirement (on a consolidated basis) includes: (i) the minimum CET1 requirement under Pillar 1 (4.5%); (ii) the Additional Tier 1 capital (AT1) requirement under Pillar 1 (1.5%); (iii) the tier 2 capital requirement under Pillar 1 (2.0%); (iv) the CET1 capital requirement under Pillar 2 (1.5%), which remains unchanged since the prior SREP; (v) the capital conservation buffer (2.5% of CET1); (vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and (vii) the countercyclical capital buffer (0.01% of CET1).

As of December 31, 2018, our phased-in total capital ratio was 15.71% on a consolidated basis and 22.07% on an individual basis. As of December 31, 2018, our CET1 phased-in capital ratio was 11.58% on a consolidated basis and 17.45% on an individual basis. Such ratios exceed the applicable regulatory requirements described above, but there can be no assurance that the total capital requirements imposed on us and/or the Group from time to time may not be higher than the levels of capital available at such point in time. There can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on us and/or the Group.

Additionally, on February 1, 2019, the Bank announced its new CET1 fully-loaded capital target, consisting of a CET1 ratio within the range between 11.5% and 12.0% on a consolidated basis, and which the Bank expects to achieve by 2019 year-end. No assurance can be given that the Bank will achieve this target. See “Cautionary Statement Regarding Forward-Looking Statements”. Any failure by the Bank to maintain a consolidated CET1 capital ratio in line with its CET1 fully-loaded capital target could adversely affect the market price or value or trading behavior of any securities issued by the Bank (and, in particular, any of its capital instruments) and ultimately lead to the imposition of further “Pillar 2” guidance or requirements.

According to Article 48 of Law 10/2014, Article 73 of RD 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any entity not meeting its “combined buffer requirement” is required to determine its MDA as described therein. Until the MDA has been calculated and communicated to the Bank of Spain, where applicable, the relevant entity shall not make any (i) distributions relating to CET1 capital, (ii) payments in respect of variable remuneration or discretionary pension revenues and (iii) distributions relating to Additional Tier 1 instruments (“discretionary payments”) and, once the MDA has been calculated and communicated to the Bank of Spain, any such discretionary payments by that entity will be subject to such MDA limit. Furthermore, as set forth in Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures prescribed in Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds or limiting or prohibiting the distribution of dividends, respectively, will also result in a requirement to determine the MDA and restrict discretionary payments to such MDA. See “Item 3. Key Information―Risk Factors―Legal, Regulatory and Compliance Risks―Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations” and “Item 3. Key Information―Risk Factors―Legal, Regulatory and Compliance Risks―Any failure by the Bank and/or the Group to comply with its MREL could have a material adverse effect on the Bank’s business, financial condition and results of operations” for additional information.

Additionally, BRRD prescribes that we shall hold a minimum level of own funds and eligible liabilities in relation to total (MREL). On May 23, 2018, we announced that we had received notification from the Bank of Spain regarding our MREL, as determined by the SRB. Our MREL has been set at 15.08% of the total liabilities and own funds of our resolution group at a sub-consolidated level as of December 31, 2016, which corresponds to 28.04% of the risk-weighted assets of the resolution group as of December 31, 2016, and must be met by January 1, 2020. Pursuant to the Group’s multiple-point-of-entry resolution strategy as established by the SRB, our resolution group consists of us and our subsidiaries which belong to the same European resolution group. As of December 31, 2016, the total liabilities and own funds of our resolution group amounted to €385,647 million, of which our total liabilities and own funds comprised approximately 95%, and the risk-weighted assets of our resolution group amounted to €207,362 million.

Capital Management

Basel Capital Accord - Economic Capital

The Group’s capital management is performed at both the regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and the CRR. See Note 32 to our Consolidated Financial Statements.

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

Impairment on Financial Assets

For a discussion of non-performing loan provisions and credit risk, see Note 2.2.1 to our Consolidated Financial Statements.

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

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.12 and Note 25 to our Consolidated Financial Statements.

Dividends

A bank may generally dedicate all of its net profits and its distributable reserves to the payment of dividends. In no event may dividends be paid from non-distributable reserves. For additional information see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

Although banks are not legally required to seek prior approval from the Bank of Spain or the ECB before declaring interim dividends, we inform them on a voluntary basis upon the declaration of an interim dividend. It should be noted that the ECB recommendation dated January 7, 2019 addressed to, among others, significant supervised entities and significant supervised groups, such as BBVA and its Group, recommends credit institutions to establish dividend policies using conservative and prudent assumptions so that, after any such distribution, they are able to satisfy the applicable capital requirements and any other requirements resulting from the supervisory review and evaluation process (SREP).

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA will be subject to restrictions on discretionary payments, which includes, among others, dividend payments. See “—Capital Requirements”.

Our Bylaws allow for dividends to be paid in cash or in kind as determined by shareholders’ resolution.

Scrip Dividend

As in 2014, 2015 and 2016, during 2017 a scrip dividend scheme called “Dividend Option” was approved by the annual general meeting of shareholders held on March 17, 2017, whereby a resolution for a capital increase to be charged to voluntary reserves for the implementation of a “Dividend Option” in 2017 was passed. This resolution allowed BBVA to implement one “Dividend Option” in April 2017 and, as a consequence of the execution of the related capital increase, 101,271,338 new ordinary shares were issued.

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

Limitations on Types of Business

Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly. Law 10/2014 and Royal Decree 84/2015 established the regulation for governance, authorization, supervision and solvency for credit institutions.

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

Royal Decree-Law 6/2012, of March 9, on urgent measures to protect mortgage debtors without financial resources introduced measures to enable the restructuring of mortgage debt and easing of collateral foreclosure aimed to protect especially vulnerable debtors.

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

In addition, Royal Decree-Law 27/2012, of November 15, on urgent measures to enhance the protection of mortgage debtors provided for a two-year moratorium, from the date of its adoption, on evictions applicable to debtor groups especially susceptible to social exclusion, which may remain at their homes for such period.

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

Royal Decree-Law 11/2014, following the judgment of the EU Court of Justice of July 17, 2014 regarding Spanish foreclosure processes, allows debtors to appeal against a court’s resolution which rejects his or her opposition to the execution of a mortgage.

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

Royal Decree-Law 5/2017, of March 17, expanded the number of beneficiaries of the Code of Good Practice (established in Royal Decree 6/2012, as modified by Law 1/2013); provided the possibility to those beneficiaries of the suspension of evictions referenced in Law 1/2013 to automatically suspend evictions in certain homes until May 2020.

The law implementing the European Mortgage Credit Directive (2014/17/EU) will apply to credits and loans to individuals and self-employed workers in connection with residential real estate properties. The most relevant modifications are:

•           the draft law covers credits and loans to individuals in connection with residential real estate properties (including land and the preservation of real estate properties), excluding reverse mortgages;

•           establishes a period for consumers to evaluate the mortgage-related documents, supervised by a Notary Public (Notario Público);

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

The limits on fees to be charged on basic payment accounts and the scope of individuals that can benefit from free basic payment accounts are pending approval. Regulation ECE/228/2018, of February 28, on basic payment accounts provides a maximum fee of €3 euro per month for basic payment accounts. In the following months, it is expected that a new regulation will establish the scope of individuals that can benefit from free basic payment accounts.

Payment Services

The second Payment Services Directive (EU) 2015/2366 (“PSD2”) allows authorized third parties (with consent) to access customer information that was previously only accessible to banks. PSD2 applies to payments within the European Economic Area (EEA) and has been implemented in Spain through Royal Decree-Law 19/2018, of November 23. This Royal Decree-Law expands the scope of the consumer protection provisions included in PSD2 (related to transparency and information sharing) to “microenterprises” and prohibits merchants from requesting additional charges for using specific payment methods, including credit cards.

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

•           Royal Decree 62/2018, of February 9, reduces the maximum fees which may be charged to investors in connection with pension funds and plans and allows them to withdraw their savings after ten years of having made them from 2025 onwards. This Royal Decree introduces other minor changes to the regulation of pension funds and plans in Spain, including:

•                      reducing fee limits;

•                      making the regulation of investments in closed-end funds more flexible;

•                      clarification of the net asset value reference date used to determine the value of payments;

•                      eliminating restrictions on delegation and related-party transactions; and

•                      modifying time limits for the receipt of vested rights, order of priority for garnishment orders, reporting regime for participants and the schedule for adapting documentation for pension plans.

•           Draft Law implementing Directive (EU) 2016/2341 of the European Parliament and of the Council of December 14, 2016 on the activities and supervision of institutions for occupational retirement provisions. Based on its current draft, this Law will (i)  clarify the access cross-border pension plans activities, (ii) articulate a governance system to protect investors, (iii) adapt the Spanish legislation to the Directive and (iv) regulate the terms and scope of the prudential supervision to be carried out by the competent authority and the exchange of information with other competent authorities.

•           Law 11/2018 of December 28 modifying the Code of Commerce, Royal Decree-Law 1/2010 of July 2 and Law 22/2015 of July 20 in relation to non-financial information and diversity include the following amendments to Law 35/2003 on Collective Investment Schemes: (i) recognition of electronic communication with clients, and only requiring communication in paper when requested by a participant, (ii) extension of omnibus accounts to participants and preexistent positions, equalizing the distribution of national and foreign ICCs and (iii) inclusion of the sanctions system from UCITS (Undertakings for Collective Investments in Transferable Securities) V and reducing the penalties for serious and very serious infringements.

•           Royal Decree-Law 19/2018 of November 23 on payment services and other urgent financial measures, also introduced a sanctions system for money market funds, modified the Stock Market Law to include some provisions applicable to asset management companies and introduced several European regulations into Spanish law (including regulations related to Benchmarks, MAR, PRIIPS and transparency in securities financing transactions).

•           Commission Delegated Regulation (EU) 2018/1619 of July 12, 2018 amending Delegated Regulation (EU) 2016/438 regarding the safe-keeping duties of depositaries.

•           Draft Directive and Regulation (EU) regarding the cross-border distribution of collective investment funds (UCITS, FIA, FECR and FESE) with the aim of reducing regulatory barriers for the cross-border distribution of funds, in relation to the European capital markets union.

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

This law defines certain rights of shareholders, regulates the transfer of shares and establishes corporate governance obligations, among other matters.

Spanish Auditing Law

Law 22/2015, of July 20, on Auditing, adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of April 16, amending Directive 2006/43/EC of the European Parliament and of the Council of May 17, on statutory audits of annual accounts and consolidated accounts, to the extent that they were inconsistent. Together with this Directive, approval was also given to Regulation (EU) 537/2014 of the European Parliament and of the Council, of April 16, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the fundamental legal regime that should govern audit activity in the European Union. Law 22/2015 regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations.

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

For additional information on Law 11/2015, see “Item 3. Key Information―Risk Factors―Legal, Regulatory and Compliance Risks―Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue”.

In December 2017, Directive 2014/59/EU was amended by Directive 2017/2399/EU as regards the ranking of unsecured debt instruments in insolvency proceedings. In particular, this directive requires member states to create a new class of senior non-preferred debt that will rank in insolvency proceedings above own-funds instruments and subordinated liabilities that do not qualify as own-funds instruments, but below other senior liabilities (being senior preferred liabilities). This Directive has been implemented in Spain by Law 11/2015.

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

Prevention of Money Laundering and Terrorist Financing

Law 10/2010 of April 28, has the purpose of safeguarding the integrity of the financial system and other economic sectors by establishing obligations in respect of preventing money laundering and terrorist financing. Credit institutions are subject to this law, which establishes applicable due diligence, internal controls and reporting obligations.

Royal Decree-Law 11/2018, of August 31, amended Law 10/2010 by establishing additional obligations for the purpose of preventing money laundering and terrorist financing, as well as modifying the sanctions regime and establishment of complaint channels. This law implemented Directive 2015/849 of May 20, 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing.

Data Protection Regulation

Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation or “GDPR”) aims to achieve effective protection of personal data, provide natural persons in all member states with the same level of legally enforceable rights and obligations regarding personal data, and imposes responsibilities on data controllers and processors to ensure consistent monitoring of the processing of personal data.

Organic Law 3/2018 of December 5 on the protection of personal data and guarantee of digital rights implemented the GDPR into law in Spain.

Markets in Financial Instruments (MiFID II)

Royal Decree-Law 14/2018, of September 28, modifies the Stock Markets Law to partially implement Directive 2014/65 relating to the markets of financial instruments (“MiFID II”), which process began under Royal Decree-Law 21/2017. This Royal Decree-Law aims to improve the soundness, transparency and regulation of the Spanish financial market’s trading activities, increase investor protection and harmonize Spanish financial markets regulations with those of other member states.

PRIIPs

Regulation (EU) 1286/2014 (The Packaged Retail and Insurance-Based Investment Products (“PRIIPs”) Regulation) was adopted on December 29, 2014 and came into force on January 1, 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”) and persons advising or selling PRIIPs to provide retail investors based in the European Economic Area (“EEA”) with KIDs to enable investors to better understand and compare products.

A PRIIP is defined as any investment where the amount repayable to the investor is subject to fluctuations because of exposure to reference values. In addition to insurance products, some examples of PRIIPs are options, futures, CFDs and structured products.

The main objectives of the PRIIPs Regulation are to: (i) ensure understanding and comparability between similar products in order to help the investors make investment decisions, (ii) improve transparency and increase confidence in the retail investment market and (iii) promote a single European insurance market.

EMIR

The European Commission has proposed various amendments to the European Market Infrastructure Regulation (“EMIR”), as part of its Regulatory Fitness and Performance Program. Some of those changes may affect the definition of non-financial counterparties and clearing obligations (including the elimination of the frontloading requirement, the introduction of an exemption for small financial counterparties from their clearing obligations and certain changes to reporting obligations). The proposed changes are not expected to significantly affect BBVA’s operations.

EPSV

On December 29, 2017, the Finance Direction of the Basque Government issued Instruction 1/2017 modifying obligations for certain types of pension funds (entidades de previsión social voluntaria). It establishes rules on corporate governance and deposits of these entities.

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

The legislative, regulatory and supervisory framework in the United States governing the financial services sector has undergone significant change since the financial crisis and the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) . Moreover, the intensity of supervisory and regulatory scrutiny has also increased.  In response President Donald J. Trump issued an executive order that sets forth principles for the reform of the federal financial regulatory framework, and there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. In May 2018 the United States Congress passed, and President Trump signed into law, the Economic Growth Regulatory Relief and Consumer Protection Act (“EGRRCPA”). Under EGRRCPA, bank holding companies with less than $100 billion in total consolidated assets are exempt from certain enhanced prudential standards, while bank holding companies with $100 billion or more but less than $250 billion in total consolidated assets will become exempt from certain enhanced prudential standards in November 2019 unless the Federal Reserve determines that particular enhanced prudential standards should apply. EGRRCPA made clear that the Federal Reserve retained the right to apply enhanced prudential standards to foreign banking organizations with greater than $100 billion in global total consolidated assets, such as BBVA.

In October 2018 the Federal Reserve and other U.S. banking agencies issued proposed rules to adjust, consistent with EGRRCPA, the thresholds at which certain enhanced prudential standards and other capital and liquidity standards apply to U.S. banking organizations with $100 billion or more in total consolidated assets. The proposed rules would not apply to foreign banking organizations, such as BBVA, or the separately capitalized top-tier U.S. intermediate holding company (“IHC”) of foreign banking organizations, such as BBVA Compass Bancshares, Inc. The Federal Reserve indicated that it intends to develop a separate proposal that would implement EGRRCPA for foreign banking organizations. It is not clear whether, and to what extent, BBVA and BBVA Compass would be eligible for regulatory relief under the forthcoming proposal. For the time being, the enhanced prudential standards that applied to BBVA and BBVA Compass Bancshares, Inc. prior to the passage of  EGRRCPA remain in effect. BBVA Compass expects few statutory changes to the financial regulatory framework during the current Congress and continues to expect that its business will remain subject to extensive regulation and supervision.

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

The Federal Reserve’s Regulation YY requires foreign banking organizations with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies to create an IHC. BBVA Compass Bancshares, Inc. is our designated IHC and holds all of BBVA’s U.S. bank and nonbank subsidiaries, including BBVA’s U.S. bank subsidiary, Compass Bank. BBVA Compass Bancshares, Inc. is a bank holding company within the meaning of the BHC Act, has elected to become a financial holding company, and is subject to supervision and regulation by the Federal Reserve through the Federal Reserve Bank of Atlanta.  BBVA Compass Bancshares, Inc.  is subject to U.S. risk-based and leverage capital requirements, liquidity requirements, capital planning and stress testing requirements, risk management requirements, single counterparty credit limits and other enhanced prudential standards on a consolidated basis. As a bank holding company, it must also act as a source of strength to its bank subsidiaries. BBVA Compass Bancshares, Inc. is also subject to the Alabama State Banking Department’s requirements for bank holding companies that hold Alabama state-chartered banks, like Compass Bank, under the bank holding company laws of the State of Alabama. BBVA Compass Bancshares, Inc. is also subject to supervision and regulation by the Consumer Financial Protection Bureau (“CFPB”).

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

BBVA is currently assessing whether it will be required to register as a security-based swap dealer with the SEC, once such registration requirement comes into effect.

Enhanced Prudential Standards

In the past few years, The Federal Reserve has imposed greater risk-based and leverage capital requirements, liquidity requirements, capital planning and stress testing requirements, risk management requirements, single counterparty credit limits and other enhanced prudential standards for bank holding companies with $50 billion or more in total consolidated assets, which includes BBVA Compass.

Under the enhanced prudential standard regulations applicable to foreign banking organizations with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies, BBVA designated BBVA Compass Bancshares, Inc. as its IHC. BBVA’s combined U.S. operations are also subject to U.S. risk-based and leverage capital requirements, liquidity requirements, capital planning and stress testing requirements, risk management requirements, and other enhanced prudential standards on a consolidated basis. BBVA’s U.S. branches and agencies (and in certain cases, the entire U.S. operations of BBVA) are also subject to liquidity buffer and risk management requirements. In addition, BBVA is subject to requirements related to the adequacy and reporting of its home country capital and stress testing standards.

As noted in the “U.S. Regulation” section above, following the passage of EGRRCPA the federal banking agencies have begun to propose rules recalibrating the application of enhanced prudential standards to banking organizations with $100 billion or more in total consolidated assets. The Federal Reserve’s current proposals would not apply to foreign banking organizations, such as BBVA, or the U.S. IHCs of foreign banking organizations, such as BBVA Compass Bancshares, Inc. and it is currently unclear how foreign banking organizations or the U.S. IHCs of foreign banking organizations will be treated under forthcoming proposed rules. Enhanced prudential standards that applied to BBVA or BBVA Compass Bancshares, Inc. prior to the passage of EGRRCPA remain in effect for the time being.

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

Other aspects of the rule, such as the capital conservation buffer and certain regulatory deductions from and adjustments to capital were phased-in over several years while still others, such as the treatment of certain non-qualifying capital instruments, continue to be phased-in through 2021. As of January 1, 2019, BBVA Compass must maintain a capital conservation buffer of greater than 2.5% to avoid being subject to limitations on its ability to make capital distributions and certain discretionary bonus payments. The Federal Reserve has proposed replacing this 2.5% capital conservation buffer requirement with a dynamic stress capital buffer, as discussed below under “Proposed Stress Buffer Requirements”.

U.S. Basel III also revised the capital thresholds for the prompt corrective action framework for insured depository institutions. Under the prompt corrective action framework, U.S. federal banking regulators rate insured depository institutions on the basis of five capital categories: “well capitalized” (the highest rating), “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized” (the lowest rating). The federal banking regulators are required to take mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to insured depository institutions in the three undercapitalized categories. The severity of those actions would depend upon the capital category to which the insured depository institution is assigned. To qualify as “well capitalized,” Compass Bank must maintain a Common Equity Tier 1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8.0%, a Total risk-based capital ratio of at least 10.0%, and a Tier 1 leverage ratio of at least 5.0%, and not be subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the U.S. Basel III capital rule. For purposes of the Federal Reserve’s Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as BBVA Compass Bancshares, Inc., must maintain a Tier 1 Risk-Based Capital Ratio of 6 percent or greater and a Total Risk-Based Capital Ratio of 10 percent or greater to be well-capitalized.  If the Federal Reserve were to apply the same or a very similar well-capitalized standard to bank holding companies as that applicable to Compass Bank, BBVA Compass Bancshares Inc.’s capital ratios as of December 31, 2017 would exceed such revised well-capitalized standard.

Total Loss-Absorbing Capital and Long-Term Debt Requirements

The Federal Reserve’s final rule on the TLAC of U.S. G-SIBs and the IHCs of non-U.S. G-SIBs does not apply since neither the BBVA Compass nor BBVA are G-SIBs and are therefore not subject to the rule.

Single Counterparty Credit Limits

In June 2018, the Federal Reserve issued a final rule implementing single counterparty credit limits applicable to the U.S. operations of major foreign banking organizations, such as BBVA, and to the consolidated operations of certain large U.S. IHCs of foreign banking organizations, such as BBVA Compass. The rule will impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. These requirements will become effective in January 2020 for Compass Bank and in July 2020 for BBVA Compass, and could adversely affect the financial position of BBVA’s U.S. operations.

Periodic Capital Plans and Stress Testing

Under enhanced prudential standards currently applicable to U.S. IHCs with $50 billion or more of total consolidated assets, BBVA Compass is required to submit periodic capital plans to the Federal Reserve and generally may pay dividends and make other capital distributions only in accordance with a capital plan as to which the Federal Reserve has not objected. Under the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”) process, BBVA Compass’ capital plan must include an assessment of the expected uses and sources of capital over a forward-looking planning horizon of at least nine quarters, a detailed description of BBVA Compass’ process for assessing capital adequacy, BBVA Compass’ capital policy, and a discussion of any expected changes to BBVA Compass’ business plan that are likely to have a material impact on its capital adequacy or liquidity. Based on a quantitative assessment, including a supervisory stress test conducted as part of the CCAR process, the Federal Reserve will either object to BBVA Compass’ capital plan, in whole or in part, or provide a notice of non-objection to BBVA Compass. If the Federal Reserve objects to a capital plan, BBVA Compass may not make any capital distribution other than those with respect to which the Federal Reserve has indicated its non-objection.

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

In addition to capital planning requirements BBVA Compass and Compass Bank are subject to stress testing requirements under the Federal Reserve’s enhanced prudential standards rule and the Dodd-Frank Act. BBVA Compass must conduct periodic company-run stress tests and is subject to a periodic supervisory stress test conducted by the Federal Reserve.

For the capital plan and stress test cycle that began January 1, 2018, BBVA Compass submitted its capital plan to the Federal Reserve in April 2018 and the Federal Reserve published summary results on June 28, 2018. The Federal Reserve did not object to BBVA Compass’ 2018 capital plan. On February 5, 2019, the Federal Reserve announced that certain less-complex U.S. bank holding companies and U.S. IHCs with less than $250 billion in total consolidated assets, including BBVA Compass, would not be subject to supervisory stress testing, company-run stress testing or the CCAR process for the 2019 capital plan and stress test cycle. Although management believes that capital plans that BBVA Compass plans to submit will be reasonable and fiscally sound, BBVA Compass can make no assurances that the Federal Reserve will not object to BBVA Compass’ capital plans.

Proposed Stress Buffer Requirements

On April 10, 2018, the Federal Reserve issued a proposal to integrate its capital planning and stress testing requirements with certain ongoing regulatory capital requirements. The proposal, which would apply to the consolidated operations of U.S. IHCs, including BBVA Compass, would introduce a stress capital buffer and a stress leverage buffer, or stress buffer requirements, and related changes to the capital planning and stress testing processes.

For risk-based capital requirements, the stress capital buffer would replace the existing capital conservation buffer, which is now 2.5%. The stress capital buffer would equal the greater of (i) the maximum decline in our Common Equity Tier 1 Risk-Based Capital Ratio under the severely adverse scenario over the supervisory stress test measurement period, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected risk-weighted assets for each of the fourth through seventh quarters of the supervisory stress test projection period, and (ii) 2.5%.

Like the stress capital buffer, the stress leverage buffer would be calculated based on the results of our most recent supervisory stress tests. The stress leverage buffer would equal the maximum decline in our Tier 1 leverage ratio under the severely adverse scenario, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected leverage ratio denominator for each of the fourth through seventh quarters of the supervisory stress test projection period. No floor would be established for the stress leverage buffer, which would apply in addition to the current minimum Tier 1 leverage ratio of 4%.

The proposal would make related changes to capital planning and stress testing processes for the consolidated operations of U.S. IHCs subject to the stress buffer requirements. In particular, the proposal would limit projected capital actions to planned common stock dividends in the fourth through seventh quarters of the supervisory stress test projection period and would assume that the consolidated operations of IHCs maintain a constant level of assets and risk-weighted assets throughout the supervisory stress test projection period.

In November 2018, the Federal Reserve’s Vice Chairman for Supervision stated that the Federal Reserve does not expect that the proposed stress buffer requirements will go into effect before 2020, and that, while the Federal Reserve expects to finalize certain elements of those requirements as proposed, other elements of the proposal will be re-proposed and again subject to public comment.

Liquidity

The Federal Reserve and other federal banking regulators have issued liquidity coverage ratio (“LCR”) requirements, which are based on the Basel Committee’s LCR standard and are designed to ensure that covered banking organizations have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. This standard’s objective is to promote the short-term resilience of the liquidity risk profile of banking organizations. As a consolidated U.S. bank holding company with total assets of $50 billion or more that is not an advanced approaches bank holding company, BBVA Compass is subject to a modified version of the LCR, pursuant to which, as of January 1, 2017, BBVA Compass has been required to maintain a minimum of 100% of the fully phased-in modified LCR. In addition, as of October 1, 2018, BBVA Compass is required to disclose certain quantitative and qualitative information related to its LCR calculation after each calendar quarter. Required disclosures include disclosure of the consolidated LCR, based on averages over the prior quarter, as well as consolidated HQLA amounts broken down by each HQLA category.

Under the federal banking agency proposals implementing EGRRCPA for U.S. banking organizations, BBVA Compass would no longer be subject to the LCR. Although these proposals are not yet final, the Federal Reserve has stated that it will not take action to require bank holding companies with less than $100 billion in total consolidated assets, including BBVA Compass, to comply with certain existing regulatory requirements, including the LCR requirements. It is unclear how the anticipated proposal implementing EGRRCPA for foreign banking organizations and U.S. IHCs of foreign banking organizations would affect the applicability of the LCR for BBVA Compass.

In April 2016, the Federal Reserve and other federal banking regulators proposed a rule to implement a net stable funding ratio (“NSFR”), which is based on additional quantitative liquidity standards developed by the Basel Committee and is designed to ensure that an institution maintains sufficiently stable funding over a one-year time horizon. The proposal includes a modified, less stringent version of the NSFR that would apply to consolidated U.S. bank holding companies with total assets of $50 billion or more that are not advanced approaches bank holding companies, such as BBVA Compass.

Resolution Planning

Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit annually a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). For foreign-based companies subject to these resolution planning requirements, such as BBVA, the Title I Resolution Plan relates to subsidiaries, branches, agencies and businesses that are domiciled in, or whose activities are carried out in whole or in material part in, the United States. BBVA filed its most recent Title I Resolution Plan in December 2018. In addition, Compass Bank is subject to the FDIC rule requiring insured depository institutions with total assets of $50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act. Compass Bank’s most recent plan under the FDIC rule was submitted on July 1, 2018.

The deadline for the BBVA’s next Title I Resolution Plan submission is currently unclear, as senior representatives from the Federal Reserve and FDIC have recently indicated that the annual submission requirement may be relaxed under a forthcoming revised 165(d) rule. FDIC Chairman Jelena McWilliams has indicated that no firm will be required to submit another FDIC rule plan until the FDIC issues a revised FDIC rule.

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

In May 2018, the five regulatory agencies charged with implementing the Volcker Rule released proposed amendments to the current Volcker Rule regulations. The proposal would tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of a trading account, clarify certain key provisions in the Volcker Rule, and simplify the information that covered entities are required to provide to regulatory agencies. If adopted, the proposed changes regarding the definition of trading account would likely expand the scope of investing and trading activities subject to the Volcker Rule’s restrictions. BBVA Compass is of the view that the impact of the Volcker Rule or proposed amendments to the Volcker Rule is not material to its business operations.

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

Deposit Insurance and Assessments

Deposits at Compass Bank are insured by the Deposit Insurance Fund (“DIF”) as administered by the FDIC, up to the applicable limits established by law. The DIF is funded through assessments on banks, such as Compass Bank.  Changes in the methodology used to calculate these assessments resulting from the Dodd-Frank Act increased the assessments that Compass Bank is required to pay to the FDIC.  In addition, in March 2016, the FDIC issued a final rule imposing a surcharge on the assessments of insured depository institutions with total consolidated assets of $10 billion or more, such as Compass Bank, to raise the DIF’s reserve ratio. These surcharges ceased, effective October 1, 2018, as a result of the FDIC’s reserve ration exceeding 1.35%.  The FDIC also collects Financing Corporation deposit assessments, which are calculated off of the assessment base established by the Dodd-Frank Act. Compass Bank pays the DIF assessment as well as the Financing Corporation assessments.

Revised Supervisory Rating System and Corporate Governance Expectations for IHCs

In November 2018, the Federal Reserve issued a final rule to revise its supervisory rating system for “Large Financial Institutions”, the definition of which includes, among other entities, IHCs established pursuant to the Federal Reserve’s Regulation YY, including BBVA Compass. Under the rule, Large Financial Institutions will receive separate ratings from the Federal Reserve for (1) capital planning and positions, (2) liquidity risk management and positions and (3) governance and controls. Each of these component areas will receive one of the following four ratings: (i) Broadly Meets Expectations, (ii) Conditionally Meets Expectations, (iii) Deficient-1, and (iv) Deficient-2. A covered company will need to maintain a rating of “Broadly Meets Expectations” or “Conditionally Meets Expectations” for each of the three components to be considered “well managed.” Existing statutes and regulations provide benefits to firms considered to be “well managed,” such as the ability to engage in additional permitted activities. BBVA Compass is currently scheduled to receive its first ratings under the revised rating system in early 2020. Also in August 2017, the Federal Reserve issued proposed guidance intended to enhance the effectiveness of boards of directors and refocus the Federal Reserve’s supervisory expectations for boards of directors on their core responsibilities, and also to delineate between roles and responsibilities for boards of directors and for senior management. Although the proposed guidance would not directly apply to BBVA Compass, the Federal Reserve solicited comments on how the guidance could be adapted to apply to an IHC, signaling that BBVA Compass could fall within the scope of a related future proposal.

Transactions with Affiliates and Insiders

The Dodd-Frank Act broadened the application of Sections 23A and 23B of Federal Reserve Act, although the Federal Reserve has not yet implemented such changes in Regulation W (“Reg W”). Reg W places various qualitative and quantitative restrictions on BBVA and its non-bank subsidiaries with regard to borrowing or otherwise obtaining credit from their U.S. banking affiliates or engaging in certain other transactions involving those subsidiaries. Such transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral, and are subject to quantitative limitations. Under the Dodd-Frank Act changes, credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements are subject to the collateral and quantitative limitations. The Reg W restrictions also apply to certain transactions of BBVA’s New York branch with certain of its affiliates.

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

Cybersecurity is also an area of increasing state legislative focus. For example, in June of 2018, the Governor of California signed into law the California Consumer Protection Act (“CCPA”). The new law, which becomes effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA will give consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer’s personal information, and the right not to be discriminated against for exercising their rights. The CCPA contains several exemptions, including an exemption applicable to information that is collected, processed, sold or disclosed pursuant to the Gramm-Leach-Bliley Act (GLBA) if the GLBA is in conflict with the CCPA. The impact of the CCPA on BBVA Compass’ business is under review.

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

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, one of which remained outstanding as of January 1, 2018 and was executed on October 16, 2018, triggering a payment of €21,427.96. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2018, from embassy-related activity, which include fees and/or commissions, totaled €1,899.33. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

C.   Organizational Structure

As of December 31, 2018, the BBVA Group was composed of 297 consolidated entities and 66 entities accounted for using the equity method.

The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Peru, Poland, Portugal, Spain, Switzerland, Turkey, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2018.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(in Percentages)		(In Millions of Euros)
BBVA BANCOMER	Mexico	Bank	100.00	100.00	85,624
COMPASS BANK	The United States	Bank	100.00	100.00	68,737
GARANTI	Turkey	Bank	49.85	49.85	57,999
BBVA BANCO CONTINENTAL, S.A.	Peru	Bank	92.24	46.12	18,923
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	Spain	Insurance	99.96	99.96	17,343
BBVA COLOMBIA, S.A.	Colombia	Bank	95.46	95.46	16,309
BBVA BANCO FRANCES, S.A.	Argentina	Bank	66.55	66.55	8,161
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	Mexico	Insurance	100.00	100.00	4,484
SEGUROS BBVA BANCOMER S.A. DE C.V. GRUPO FINANCIERO BBVA BANCOMER	Mexico	Insurance	100.00	100.00	4,014
GARANTIBANK INTERNATIONAL NV	Netherlands	Bank	100.00	100.00	4,141

(1)   Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2018.

D.   Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 2,840 branch offices in Spain and, principally through our various subsidiaries, 5,123 branch offices abroad as of December 31, 2018. As of December 31, 2018, approximately 67% of our branches in Spain and 63% of our branches abroad (58% excluding those branches relating to the Garanti group) were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

E. Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.

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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2018			Year Ended December 31, 2017			Year Ended December 31, 2016
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	42,730	135	0.32%	33,917	83	0.25%	26,209	10	0.05%
Domestic	19,883	43	0.22%	12,150	34	0.28%	7,769	-	-
Foreign	22,847	92	0.40%	21,767	50	0.23%	18,441	10	0.05%
Debt securities and derivatives	179,672	5,707	3.18%	177,164	4,724	2.67%	202,388	5,072	2.51%
Domestic	116,998	1,212	1.04%	110,491	1,089	0.99%	133,009	1,772	1.33%
Foreign	62,674	4,495	7.17%	66,673	3,636	5.45%	69,379	3,300	4.76%
Financial assets	410,149	23,719	5.78%	444,518	24,003	5.40%	454,299	22,301	4.91%
Loans and advances to central banks	5,518	258	4.67%	10,945	258	2.36%	15,326	229	1.50%
Loans and advances to credit institutions	25,634	657	2.56%	26,420	485	1.83%	28,078	218	0.78%
Loans and advances to customers	378,996	22,804	6.02%	407,153	23,261	5.71%	410,895	21,853	5.32%
In euros	181,668	3,381	1.86%	196,893	3,449	1.75%	201,967	3,750	1.86%
Domestic	172,561	3,276	1.90%	187,281	3,377	1.80%	192,186	3,685	1.92%
Foreign	9,107	105	1.16%	9,612	72	0.75%	9,781	65	0.66%
In other currency	197,328	19,423	9.84%	210,261	19,812	9.42%	208,928	18,104	8.67%
Domestic	14,825	511	3.45%	15,329	403	2.63%	15,355	348	2.27%
Foreign	182,503	18,912	10.36%	194,932	19,409	9.96%	193,573	17,756	9.17%
Other assets(2)	46,343	270	0.58%	48,872	485	0.99%	52,748	325	0.62%
Total average assets (3)	678,893	29,831	4.39%	704,471	29,296	4.16%	735,645	27,708	3.77%

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

(3)    Foreign activity represented 45.28% of the total average assets for the year ended December 31, 2018, 46.99% for the year ended December 31, 2017 and 49.84% for the year ended December 31, 2016.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2018			Year Ended December 31, 2017			Year Ended December 31, 2016
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	65,044	2,192	3.37%	90,619	2,212	2.44%	101,975	1,866	1.83%
Customer deposits	370,078	6,559	1.77%	392,057	7,007	1.79%	398,851	5,944	1.49%
In euros	178,370	337	0.19%	186,261	461	0.25%	195,310	766	0.39%
Domestic	169,163	323	0.19%	176,429	447	0.25%	185,046	739	0.40%
Foreign	9,206	14	0.16%	9,832	14	0.14%	10,264	26	0.26%
In other currency	191,709	6,222	3.25%	205,796	6,546	3.18%	203,541	5,178	2.54%
Domestic	10,738	130	1.21%	12,076	95	0.78%	11,543	39	0.34%
Foreign	180,971	6,092	3.37%	193,720	6,451	3.33%	191,998	5,139	2.68%
Debt certificates	75,927	1,753	2.31%	84,221	1,631	1.94%	89,876	1,738	1.93%
Other liabilities (2)	115,638	1,735	1.50%	82,699	687	0.83%	89,328	1,101	1.23%
Total average liabilities	626,688	12,239	1.95%	649,597	11,537	1.78%	680,029	10,648	1.57%
Shareholders’ equity	52,206	-	-	54,874	-	-	55,616	-	-
Total average liabilities and equity (3)	678,893	12,239	1.80%	704,471	11,537	1.64%	735,645	10,648	1.45%

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

(3)    Foreign activity represented 47.54% of the total average liabilities for the year ended December 31, 2018, 46.99% for the year ended December 31, 2017 and 45.62% for the year ended December 31, 2016.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2018 compared with the year ended December 31, 2017 and the year ended December 31, 2017 compared with the year ended December 31, 2016. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	2018 / 2017
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	22	30	51
Securities portfolio and derivatives	67	916	983
Loans and advances to central banks	(128)	128	(0)
Loans and advances to credit institutions	(14)	187	172
Loans and advances to customers	(1,609)	1,152	(456)
In euros	(267)	199	(68)
Domestic	(265)	165	(101)
Foreign	(1)	34	33
In other currencies	(1,219)	830	(389)
Domestic	(13)	121	108
Foreign	(1,205)	708	(497)
Other assets	(25)	(190)	(215)
Total income	-	-	535
Interest expense
Deposits from central banks and credit institutions	(624)	604	(20)
Customer deposits	(393)	(55)	(448)
In euros	(20)	(104)	(124)
Domestic	(18)	(106)	(125)
Foreign	(1)	2	1
In other currencies	(448)	124	(324)
Domestic	(10)	46	36
Foreign	(438)	78	(360)
Debt certificates	(161)	282	122
Other liabilities	274	774	1,048
Total expense	-	-	702
Net interest income	-	-	(167)

(1)     The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)     The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2017 / 2016
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	3	71	74
Securities portfolio and derivatives	(632)	285	(347)
Loans and advances to central banks	(66)	94	29
Loans and advances to credit institutions	(13)	279	266
Loans and advances to customers	(199)	1,606	1,408
In euros	(94)	(206)	(301)
Domestic	(94)	(214)	(308)
Foreign	(0)	7	7
In other currencies	115	1,593	1,708
Domestic	(1)	56	55
Foreign	116	1,537	1,653
Other assets	(24)	184	160
Total income	-	-	1,588
Interest expense
Deposits from central banks and credit institutions	(208)	554	346
Customer deposits	(101)	1,164	1,063
In euros	(35)	(269)	(305)
Domestic	(34)	(258)	(292)
Foreign	(1)	(12)	(13)
In other currencies	57	1,311	1,368
Domestic	2	54	56
Foreign	56	1,256	1,312
Debt certificates	(109)	3	(106)
Other liabilities	(82)	(332)	(414)
Total expense	-	-	889
Net interest income	-	-	699

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

	December 31,
	2018	2017	2016
	(In Millions of Euro, Except Percentages)
Average interest earning assets	632,501	655,599	682,897
Gross yield(1)	4.7%	4.5%	4.1%
Net yield(2)	4.4%	4.2%	3.8%
Net interest margin(3)	2.8%	2.7%	2.5%
Average effective rate paid on all interest-bearing liabilities	2.4%	2.0%	1.8%
Spread(4)	2.3%	2.4%	2.3%

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

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2018, interbank deposits (excluding deposits with central banks) represented 3.5% of our total assets. Of such interbank deposits, 14.6% were held outside of Spain and 85.4% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2018, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €115,918 million, representing 17.1% of our total assets. €24,370 million, or 21.0%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2018 on the investment securities that BBVA held was 4.4%, compared with an average yield of approximately 5.8% earned on loans and advances during 2018. See Notes 10 and 13 to our Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to our Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.

The following tables analyze the amortized cost and fair value, as of December 31, 2018, of debt securities recorded under “Financial assets at fair value through other comprehensive income” in our Consolidated Financial Statements and, as of December 31, 2017 and December 31, 2016, of debt securities recorded under “Available for sale financial assets” and “Held-to-maturity investments” in the consolidated financial statements included in the annual reports on Form 20-F for such years. See Note 2.4 to the Consolidated Financial Statements for information on the impact of IFRS 9 in the classification and measurement of financial assets and liabilities since January 1, 2018. Financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss and financial assets designated at fair value through profit or loss are not included in the tables below because the amortized costs and fair values of these items are the same. See Notes 8 and 13 to our Consolidated Financial Statements.

	As of December 31, 2018
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	18,802	19,553	761	(10)
Spanish Government and other government agencies debt securities	17,205	17,857	661	(9)
Other debt securities	1,597	1,696	100	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	793	855	63	-
Issued by other institutions	804	841	37	(1)
Foreign	34,521	34,157	392	(758)
The United States	14,507	14,338	47	(217)
U.S. Treasury and other U.S. Government agencies debt securities	7,285	7,258	29	(56)
States and political subdivisions debt securities	3,942	3,872	8	(79)
Other debt securities	3,280	3,208	10	(82)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	49	50	1	-
Issued by other institutions	3,231	3,158	9	(82)
Mexico	6,299	6,163	6	(142)
Mexican Government and other government agencies debt securities	5,286	5,169	4	(121)
Other debt securities	1,013	994	2	(21)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	35	34	-	(1)
Issued by other institutions	978	961	2	(20)
Turkey	4,164	3,916	20	(269)
Turkey Government and other government agencies debt securities	4,007	3,771	20	(256)
Other debt securities	157	145	-	(13)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	157	145	-	(13)
Issued by other institutions	-	-	-	-
Other countries	9,551	9,740	319	(130)
Other foreign governments and other government agencies debt securities	4,510	4,601	173	(82)
Other debt securities	5,041	5,139	146	(48)
Issued by Central Banks	987	986	2	(4)
Issued by credit institutions	1,856	1,947	111	(20)
Issued by other institutions	2,197	2,206	33	(25)
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	53,323	53,709	1,153	(768)

(1)    Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to our Consolidated Financial Statements.

	As of December 31, 2017
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES
AVAILABLE FOR SALE PORTFOLIO
Domestic	24,716	25,605	906	(17)
Spanish Government and other government agencies debt securities	22,765	23,539	791	(17)
Other debt securities	1,951	2,066	114	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	962	72	-
Issued by other institutions	1,061	1,103	43	-
Foreign	40,557	40,647	661	(572)
The United States	12,479	12,317	36	(198)
U.S. Treasury and other U.S. Government agencies debt securities	3,052	3,018	-	(34)
States and political subdivisions debt securities	5,573	5,482	8	(99)
Other debt securities	3,854	3,817	28	(65)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	57	1	-
Issued by other institutions	3,798	3,759	26	(65)
Mexico	9,755	9,658	45	(142)
Mexican Government and other government agencies debt securities	8,101	8,015	34	(120)
Other debt securities	1,654	1,643	11	(22)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	209	1	(3)
Issued by other institutions	1,442	1,434	10	(19)
Turkey	5,052	4,985	48	(115)
Turkey Government and other government agencies debt securities	5,033	4,967	48	(114)
Other debt securities	19	19	1	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	19	-	(1)
Issued by other institutions	-	-	-	-
Other countries	13,271	13,687	533	(117)
Other foreign governments and other government agencies debt securities	6,774	7,022	325	(77)
Other debt securities	6,497	6,664	208	(40)
Issued by Central Banks	1,330	1,331	2	(1)
Issued by credit institutions	2,535	2,654	139	(19)
Issued by other institutions	2,632	2,679	66	(19)
TOTAL AVAILABLE FOR SALE PORTFOLIO	65,273	66,251	1,567	(588)
HELD TO MATURITY PORTFOLIO
Domestic	5,984	6,043	59	-
Spanish Government and other government agencies debt securities	5,754	5,812	58	-
Other domestic debt securities	230	231	1	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	203	204	1	-
Issued by other institutions	27	27		-
Foreign	7,770	7,759	30	(42)
Government and other government agencies debt securities	6,864	6,844	18	(39)
Other debt securities	906	915	12	(3)
TOTAL HELD TO MATURITY PORTFOLIO	13,754	13,801	89	(42)
TOTAL DEBT SECURITIES	79,027	80,053	1,656	(630)

(1)    Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to our Consolidated Financial Statements.

	As of December 31, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	24,731	25,540	828	(19)
Spanish Government and other government agencies debt securities	22,427	23,119	711	(18)
Other debt securities	2,305	2,421	117	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	1,067	82	-
Issued by other institutions	1,319	1,354	36	(1)
Foreign	49,253	49,040	773	(987)
The United States	14,256	14,043	48	(261)
U.S. Treasury and other U.S. Government agencies debt securities	1,702	1,683	1	(19)
States and political subdivisions debt securities	6,758	6,654	8	(112)
Other debt securities	5,797	5,706	39	(130)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	97	2	-
Issued by other institutions	5,702	5,609	37	(130)
Mexico	11,525	11,200	19	(343)
Mexican Government and other government agencies debt securities	9,728	9,438	11	(301)
Other debt securities	1,797	1,763	8	(42)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	87	2	(1)
Issued by other institutions	1,710	1,675	6	(41)
Turkey	5,550	5,443	73	(180)
Turkey Government and other government agencies debt securities	5,055	4,961	70	(164)
Other debt securities	495	482	2	(16)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	436	2	(15)
Issued by other institutions	47	46	-	(1)
Other countries	17,923	18,354	634	(203)
Other foreign governments and other government agencies debt securities	7,882	8,156	373	(98)
Other debt securities	10,041	10,197	261	(105)
Issued by Central Banks	1,657	1,659	4	(2)
Issued by credit institutions	3,269	3,311	96	(54)
Issued by other institutions	5,115	5,227	161	(49)

TOTAL AVAILABLE FOR SALE PORTFOLIO	73,985	74,580	1,601	(1,006)

HELD TO MATURITY PORTFOLIO
Domestic	8,625	8,717	92	-
Spanish Government and other government agencies debt securities	8,063	8,153	90	-
Other domestic debt securities	562	564	2	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	494	496	2	-
Issued by other institutions	68	68	-	-
Foreign	9,071	8,902	16	(185)
Government and other government agencies debt securities	7,982	7,830	13	(165)
Other debt securities	1,089	1,072	4	(21)
TOTAL HELD TO MATURITY PORTFOLIO	17,696	17,619	108	(185)
TOTAL DEBT SECURITIES	91,681	92,199	1,709	(1,192)

(1)    Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to our Consolidated Financial Statements.

As of December 31, 2018, the carrying amount of debt securities classified within the fair value through other comprehensive income portfolio by rating categories defined by external rating agencies were as follows:

	As of December 31, 2018
	Debt Securities at Fair Value through Other Comprehensive Income
	Carrying Amount (In Millions of Euros)	Percentage of Total (%)
AAA	531	1.0%
AA+	13,100	24.4%
AA	222	0.4%
AA-	409	0.8%
A+	632	1.2%
A	687	1.3%
A-	18,426	34.3%
BBB+	9,195	17.1%
BBB	4,607	8.6%
BBB-	1,003	1.9%
BB+ or below	4,453	8.3%
Without rating	445	0.8%
TOTAL	53,709	100%

The following tables analyze the amortized cost and fair value, as of December 31, 2018, of our equity securities recorded under “Financial assets at fair value through other comprehensive income” in our Consolidated Financial Statements and, as of December 31, 2017 and December 31, 2016, of our equity securities recorded under “Available for sale financial assets” in the consolidated financial statements included in the annual reports on Form 20-F for such years. See Note 2.4 to the Consolidated Financial Statements for information on the impact of IFRS 9 in the classification and measurement of financial assets and liabilities since January 1, 2018.

	As of December 31, 2018
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	2,178	1,969	1	(210)
Equity listed	2,172	1,962	-	(210)
Equity unlisted	6	7	1	-
Foreign	543	627	97	(13)
United States	408	448	40	-
Equity listed	20	37	17	-
Equity unlisted	388	411	23	-
Other countries	135	179	57	(13)
Equity listed	70	84	26	(12)
Equity unlisted	65	95	31	(1)
TOTAL EQUITY SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	2,721	2,595	98	(223)
TOTAL INVESTMENT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	56,044	56,304	1,251	(991)

(1)    Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to our Consolidated Financial Statements.

	As of December 31, 2017
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
AVAILABLE FOR SALE PORTFOLIO
Domestic	2,222	2,250	29	(1)
Equity listed	2,189	2,188	-	(1)
Equity unlisted	33	62	29	-
Foreign	880	975	110	(15)
United States	509	543	40	(6)
Equity listed	11	11	-	-
Equity unlisted	498	532	40	(6)
Other countries	371	432	70	(9)
Equity listed	204	230	33	(7)
Equity unlisted	167	202	37	(2)
TOTAL AVAILABLE FOR SALE PORTFOLIO	3,102	3,224	139	(16)
TOTAL INVESTMENT SECURITIES	82,129	83,278	1,795	(646)

(1)     Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to our Consolidated Financial Statements.

	As of December 31, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
AVAILABLE FOR SALE PORTFOLIO

Domestic	3,748	2,822	19	(945)
Equity listed	3,690	2,763	17	(944)
Equity unlisted	57	59	2	(1)
Foreign	1,501	1,820	336	(17)
United States	553	588	35	-
Equity listed	16	38	22	-
Equity unlisted	537	550	13	-
Other countries	948	1,231	301	(17)
Equity listed	777	1,028	268	(15)
Equity unlisted	171	203	33	(2)
TOTAL AVAILABLE FOR SALE PORTFOLIO	5,248	4,641	355	(962)
TOTAL INVESTMENT SECURITIES	96,930	96,839	2,064	(2,154)

(1)     Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to our Consolidated Financial Statements.

The following table analyzes the maturities of our debt securities at fair value through other comprehensive income, by type and geographical area as of December 31, 2018:

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to 10 Years		Maturity after 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	3,749	0.84	1,367	2.51	7,861	2.99	4,880	4.35	17,857
Other debt securities	301	3.65	757	2.57	16	5.04	622	4.89	1,696
Total Domestic	4,050	1.03	2,125	2.54	7,876	2.97	5,502	4.27	19,553
Foreign
Mexico	1,212	1.86	2,959	3.05	1,964	2.29	28	4.15	6,163
Mexican Government and other government agency debt securities	1,117	1.67	2,281	2.75	1,771	2.08	-	-	5,169
Other debt securities	95	4.11	678	4.04	193	4.10	28	4.15	994
United States	549	1.30	6,645	2.04	1,620	2.88	5,524	2.67	14,338
U.S. Treasury and other government agency debt securities	264	0.44	5,841	1.98	1,153	2.59	-	-	7,258
States and political subdivisions debt securities	-	-	1	3.26	45	2.65	3,826	2.55	3,872
Other debt securities	285	2.08	803	2.49	422	3.69	1,698	2.95	3,208
Turkey	402	17.00	2,489	18.00	946	17.54	79	6.70	3,916
Turkey Government and other government agencies debt securities	387	16.96	2,359	19.96	946	17.54	79	6.70	3,771
Other debt securities	15	5.13	130	5.15	-	-	-	-	145
Other countries	2,927	1.84	2,650	2.62	2,295	3.42	1,868	4.07	9,740
Securities of other foreign governments(2)	1,201	1.14	797	2.46	1,528	2.48	1,075	4.20	4,601
Other debt securities of other countries	1,726	2.36	1,853	2.69	767	5.37	793	3.88	5,139
Total Foreign	5,090	3.05	14,743	5.14	6,825	6.20	7,499	3.06	34,157
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	9,140	2.09	16,868	4.68	14,701	4.38	13,001	3.51	53,709

(1)     Rates have been presented on a non-taxable equivalent basis.

(2)     Securities of other foreign governments mainly include investments made by our subsidiaries in securities issued by the governments of the countries where they operate.

Loans and Advances to Credit Institutions and Central Banks

As of December 31, 2018, our total loans and advances to credit institutions and central banks amounted to 29,866 million, or 4.4% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €13,122 million, or 1.9% of total assets. Net of our impairment losses, total loans and advances to credit institutions and central banks at amortized cost amounted to €13,104 million as of December 31, 2018, or 1.9% of total assets.

Loans and Advances to Customers

As of December 31, 2018, our total loans and advances to customers amounted to €400,049 million, or 59.12% of total assets. Net of our impairment losses, total loans and advances to customers amounted to €387,850 million as of December 31, 2018, or 57.32% of our total assets. As of December 31, 2018 our total loans and advances to customers in Spain amounted to €171,361 million. Our total loans and advances to customers outside Spain amounted to €228,688 million as of December 31, 2018.

Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances to customers as of the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros)
Domestic	171,361	180,033	182,492	192,227	178,410
Foreign
Western Europe	29,322	25,308	25,763	23,327	19,696
The United States	61,497	53,526	60,388	58,677	47,819
Mexico	53,772	48,463	50,242	51,842	49,904
Turkey	40,641	49,690	54,174	54,252	-
South America	38,680	39,814	53,512	47,862	53,616
Other	4,777	4,240	4,058	4,735	3,586
Total foreign	228,688	221,041	248,137	240,695	174,620
Total loans and advances (1)	400,049	401,074	430,629	432,921	353,030
Impairment losses	(12,199)	(12,748)	(15,974)	(18,691)	(14,244)
Total net lending	387,850	388,326	414,655	414,231	338,785

(1)   As of December 31, 2018, includes loans and advances to customers included in the following headings: financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss, financial assets designated at fair value through profit or loss and financial assets at amortized cost. As of December 31, 2017, 2016, 2015 and 2014, includes loans and advances to customers previously reported as financial assets held for trading and loans and receivables. See Note 2.4 to the Consolidated Financial Statements for information on the impact of IFRS 9 in the classification and measurement of financial assets and liabilities since January 1, 2018.

Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances to customers at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country:

	As of December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros)
Domestic
Government	16,671	18,116	20,741	23,549	23,421
Agriculture	1,118	1,231	1,076	1,064	1,221
Industrial	14,683	14,707	13,670	15,079	13,507
Real estate and construction	10,671	11,786	15,179	18,621	20,170
Commercial and financial	17,131	16,075	13,111	11,557	18,439
Loans to individuals(1)	98,131	99,780	102,299	105,157	86,362
Other	12,955	18,338	16,415	17,200	15,289
Total Domestic	171,361	180,033	182,492	192,227	178,410
Foreign
Government	13,900	14,289	14,132	15,062	13,691
Agriculture	2,566	2,646	3,236	3,251	3,127
Industrial	41,954	37,319	43,402	41,834	24,072
Real estate and construction	18,499	17,885	21,822	20,343	12,982
Commercial and financial	36,571	31,584	33,933	32,019	25,441
Loans to individuals(1)	80,224	78,162	89,981	89,132	72,223
Other	34,973	39,156	41,630	39,054	23,082
Total Foreign	228,688	221,040	248,137	240,695	174,620
Total Loans and Advances (2)	400,049	401,074	430,629	432,921	353,030
Impairment losses	(12,199)	(12,748)	(15,974)	(18,691)	(14,244)
Total net lending	387,850	388,326	414,655	414,231	338,785

(1)    Includes mortgage loans to households for the acquisition of housing.

(2)   As of December 31, 2018, includes loans and advances to customers included in the following headings: financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss, financial assets designated at fair value through profit or loss and financial assets at amortized cost. As of December 31, 2017, 2016, 2015 and 2014, includes loans and advances to customers previously reported as financial assets held for trading and loans and receivables. See Note 2.4 to the Consolidated Financial Statements for information on the impact of IFRS 9 in the classification and measurement of financial assets and liabilities since January 1, 2018.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of December 31, 2018, 2017, 2016, 2015 and 2014:

	As of December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros)

In euros	193,702	199,399	199,289	204,549	182,903
In other currencies	194,148	188,926	215,366	209,681	155,882
Total net lending (1)	387,850	388,326	414,655	414,231	338,785

(1)   As of December 31, 2018, includes loans and advances to customers included in the following headings: financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss, financial assets designated at fair value through profit or loss and financial assets at amortized cost. As of December 31, 2017, 2016, 2015 and 2014, includes loans and advances to customers previously reported as financial assets held for trading and loans and receivables. See Note 2.4 to the Consolidated Financial Statements for information on the impact of IFRS 9 in the classification and measurement of financial assets and liabilities since January 1, 2018.

As of December 31, 2018, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,866 million, compared with €510 million as of December 31, 2017. Loans and advances outstanding to the Spanish government and its agencies amounted to €16,671 million, or 4.2% of our total loans and advances to customers as of December 31, 2018 compared with €18,116 million, or 4.5% of our total loans and advances to customers as of December 31, 2017. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2018, excluding government-related loans, amounted to €17,425  million or approximately 4.4% of our total outstanding loans and advances. As of December 31, 2018 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of December 31, 2018. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(in Millions of Euros)
Domestic
Government	5,595	4,486	6,590	16,671
Agriculture	307	414	398	1,118
Industrial	5,644	4,892	4,147	14,683
Real estate and construction	1,902	3,539	5,231	10,671
Commercial and financial	10,531	4,246	2,354	17,131
Loans to individuals	5,513	8,903	83,716	98,131
Other	3,805	5,197	3,954	12,955
Total Domestic	33,296	31,677	106,389	171,361
Foreign
Government	3,352	1,732	8,816	13,900
Agriculture	1,489	769	308	2,566
Industrial	17,147	16,867	7,939	41,954
Real estate and construction	5,225	9,075	4,199	18,499
Commercial and financial	21,213	12,033	3,325	36,571
Loans to individuals	11,720	27,113	41,391	80,224
Other	10,940	16,179	7,854	34,973
Total Foreign	71,086	83,769	73,832	228,688
Total loans and advances (1)	104,382	115,446	180,221	400,049

(1)  Includes loans and advances to customers included in the following headings: financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss, financial assets designated at fair value through profit or loss and financial assets at amortized cost.

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of more than one year as of December 31, 2018.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)

Fixed rate	52,559	59,995	112,554
Variable rate	85,507	97,606	183,113
Total loans and advances (1)	138,066	157,601	295,667

(1)  Includes loans and advances to customers included in the following headings: financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss, financial assets designated at fair value through profit or loss and financial assets at amortized cost.

Impairment Losses on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” and Note 2.2.1 to our Consolidated Financial Statements.

The following table provides information regarding our loan loss reserve and movements of loan charge-offs and recoveries with respect to customers and credit institutions for the periods indicated, based on their respective domicile.

		As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros)

Loan loss reserve at beginning of period:
Domestic	7,234	9,113	12,357	9,832	10,510
Foreign	5,550	6,903	6,385	4,441	4,480
First implementation of IFRS 9 (1)	1,171	-	-	-	-
Total Loan loss reserve at beginning of period	13,955	16,016	18,742	14,273	14,990

Loans charged off: (2)
Total domestic	(2,818)	(3,709)	(3,298)	(3,340)	(2,628)
Total foreign	(1,956)	(2,330)	(2,400)	(1,933)	(1,836)
Total Loans charged off:	(4,774)	(6,039)	(5,698)	(5,273)	(4,464)

Provision for loan losses:
Domestic	910	1,155	1,095	1,933	2,308
Foreign	3,659	3,078	3,046	2,804	2,439
Total Provision for loan losses	4,569	4,233	4,141	4,737	4,747

Acquisition and disposition of subsidiaries (3)	-	(5)	-	6,572	-
Effect of foreign currency translation	(239)	(926)	(601)	(862)	(119)
Other	(1,301)	(495)	(567)	(705)	(881)
Acquisition, foreign currency and others	(1,539)	(1,426)	(1,168)	5,005	(1,000)

Loan loss reserve at end of period:
Domestic	5,774	7,234	9,113	12,357	9,832
Foreign	6,437	5,550	6,903	6,385	4,441
Total Loan loss reserve at end of period	12,211	12,784	16,016	18,742	14,273
Loan loss reserve as a percentage of loans and advances at amortized cost at end of period	3.19%	3.09%	3.44%	3.97%	3.83%
Net loan charge-offs as a percentage of loans and advances at amortized cost at end of period	1.25%	1.46%	1.22%	1.12%	1.19%

(1)    For additional information on the implementation of IFRS 9, see note 2.4 to our Consolidated Financial Statement.

(2)    Domestic loans charged off in 2018, 2017, 2016, 2015 and 2014 were mainly related to the real estate sector.

(3)    In 2015, includes amounts related to Garanti (in which we acquired a further 14.89% stake in such year, following which we started to fully consolidate Garanti’s results in our consolidated financial statements) and Catalunya Banc (which we fully acquired in such year).

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €4,774 million during the year ended December 31, 2018 compared with €6,039 million during the year ended December 31, 2017.

Our loan loss reserves as a percentage of total loans and advances to customers and credit institutions increased to 3.19% as of December 31, 2018 from 3.09% as of December 31, 2017.

Impaired Loans

As described in Note 2.2.1 to the Consolidated Financial Statements, loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.

Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2018, 2017, 2016, 2015 and 2014 was €412.5 million, €347.4 million, €264.2 million, €253.9 million, €231.2 million, respectively.

The following table provides information regarding our impaired loans of customers and credit institutions, by their respective domicile and type, as of the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(In Millions of Euros)
Impaired loans
Domestic	9,436	12,730	16,360	19,481	18,563
Public sector	112	158	270	191	172
Other resident sector	9,324	12,572	16,090	19,290	18,391
Foreign	6,923	6,671	6,565	5,882	4,167
Public sector	16	13	42	21	8
Other non-resident sector	6,906	6,658	6,523	5,860	4,159
Total impaired loans	16,359	19,401	22,925	25,363	22,730
Total loan loss reserve	(12,211)	(12,784)	(16,016)	(18,742)	(14,273)
Impaired loans net of reserves	4,148	6,617	6,909	6,621	8,457
Impaired loans as a percentage of loans and advances at amortized cost	4.27%	4.69%	4.92%	5.38%	6.10%
Impaired loans (net of reserve) as a percentage of loans and advances at amortized cost	1.08%	1.60%	1.48%	1.40%	2.27%

Our total impaired loans to customers and credit institutions amounted to €16,359 million as of December 31, 2018, a 15.7% decrease compared with €19,401 million as of December 31, 2017. This decrease was mainly attributable to the reduction of the Group’s exposure to loans to individuals and the real estate sector in Spain.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of December 31, 2018, the loan loss reserve amounted to €12,211 million, a 4.5% decrease compared with €12,784 million as of December 31, 2017.

The following tables provide information regarding impaired loans to customers and credit institutions recorded under “Financial assets at amortized cost” and accumulated impairment taken for each loan category, as of December 31, 2018 and 2017, by their respective domicile and type:

2018	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	112	(59)	0.67%
Credit institutions	-	-
Other sectors	9,324	(5,396)	6.03%
Agriculture	57	(37)	5.07%
Industrial	712	(502)	4.85%
Real estate and construction	1,624	(1,060)	15.22%
Commercial and other financial	1,104	(770)	6.46%
Loans to individuals	5,065	(2,461)	5.16%
Other	763	(566)	5.87%
Total Domestic	9,436	(5,455)	5.51%
Foreign:
Government	16	(24)	0.12%
Credit institutions	10	(12)	0.41%
Other sectors	6,896	(6,719)	3.21%
Agriculture	66	(70)	2.56%
Industrial	1,682	(1,163)	4.01%
Real estate and construction	697	(571)	3.77%
Commercial and other financial	667	(638)	1.85%
Loans to individuals	2,773	(3,372)	3.46%
Other	1,011	(905)	2.87%
Total Foreign	6,923	(6,755)	3.03%
Total	16,359	(12,211)	4.09%

(1)  Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

2017	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	158	(34)	0.87%
Credit institutions	-	-
Other sectors	12,572	(5,204)	7.76%
Agriculture	95	(43)	7.75%
Industrial	902	(449)	6.13%
Real estate and construction	3,647	(2,037)	30.94%
Commercial and other financial	1,055	(557)	6.56%
Loans to individuals	5,911	(1,676)	5.92%
Other	961	(442)	5.24%
Total Domestic	12,730	(5,238)	7.07%
Foreign:
Government	13	(8)	0.09%
Credit institutions	11	(6)	0.40%
Other sectors	6,647	(3,424)	3.22%
Agriculture	70	(41)	2.65%
Industrial	756	(434)	2.02%
Real estate and construction	517	(214)	2.89%
Commercial and other financial	651	(390)	2.06%
Loans to individuals	2,505	(1,345)	3.21%
Other	2,148	(999)	5.49%
Total Foreign	6,671	(3,437)	3.02%
Collective allowance for incurred but not reported losses	-	(4,109)
Total	19,401	(12,784)	4.85%

Troubled Debt Restructurings

As of December 31, 2018, of the total troubled debt restructurings of €17,169 million, as described in Note 7.3 and Appendix VIII to our Consolidated Financial Statements, €7,166 million were not considered impaired loans.

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

The non-performing asset ratio in our domestic real estate and construction portfolio was 15.2% as of December 31, 2018 (compared with 30.9% as of December 31, 2017), substantially higher than the average non-performing asset ratio for all of our domestic activities (5.5% as of December 31, 2018 and 7.1% as of December 31, 2017) and the average non-performing asset ratio for all of our consolidated activities (3.8% as of December 31, 2018 and 4.4% as of December 31, 2017). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 17.2% as of December 31, 2018 (compared with 26.2% as of December 31, 2017).

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2018, December 31, 2017 and December 31, 2016. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	2018		2017		2016
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)

United Kingdom	7,114	1.1%	8,444	1.2%	5,854	0.8%
Mexico	2,217	0.3%	2,635	0.4%	1,947	0.3%
Turkey	5,060	0.7%	7,754	1.1%	1,665	0.2%
Other OECD	7,779	1.1%	7,885	1.1%	7,745	1.1%
Total OECD	22,170	3.3%	26,718	3.9%	17,211	2.4%
Central and South America	2,720	0.4%	3,980	0.6%	4,001	0.6%
Other	4,739	0.7%	3,787	0.5%	4,056	0.6%
Total	29,629	4.4%	34,485	5.0%	25,268	3.5%

The following table sets forth the amounts of our cross-border outstandings as of December 31, 2018, 2017 and 2016 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2018
Mexico	133	7	2,078	2,217
Turkey	1,250	505	3,304	5,060
United Kingdom	22	6,215	876	7,114
Total	1,405	6,727	6,258	14,391

As of December 31, 2017
Mexico	280	61	2,295	2,635
Turkey	3,211	1,488	3,055	8,444
United Kingdom	-	7,003	1,441	7,754
Total	3,491	8,552	6,791	18,833

As of December 31, 2016
Mexico	160	5	1,781	1,947
Turkey	105	439	1,120	1,665
United Kingdom	-	3,732	2,122	5,854
Total	266	4,176	5,024	9,466

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

Our exposure to borrowers in countries with difficulties as defined by the OECD, excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €100 million, €130 million and €104 million as of December 31, 2018, 2017 and 2016 respectively. These figures do not reflect loan loss reserves of 38.0%, 19.1% and 35.6% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2018 did not in the aggregate exceed 0.01% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2018, 2017 and 2016 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2018, 2017 and 2016 amounted to $90 million, $124 million and $90 million, respectively (approximately €78 million, €104 million and €85 million, respectively, based on a euro/dollar exchange rate on December 31, 2018 of $1.00 = €0.87, on December 31, 2017 of $1.00 = €0.83, and on December 31, 2016 of $1.00 = €0.95).

LIABILITIES

Deposits

The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits recorded under “Financial liabilities at amortized cost” by principal geographic area for the dates indicated.

	As of December 31, 2018
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	166,403	26,544	4,563	197,510
Foreign
Western Europe	22,077	-	14,545	36,621
The United States	62,539	61	4,379	66,979
Mexico	50,991	133	566	51,690
Turkey	33,427	212	1,323	34,963
South America	37,970	330	2,335	40,635
Other	2,563	-	4,268	6,831
Total Foreign	209,567	737	27,415	237,719
Total	375,970	27,281	31,978	435,229

	As of December 31, 2017
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	165,559	28,044	5,518	199,121
Foreign
Western Europe	22,177	101	34,849	57,128
The United States	58,164	87	3,961	62,212
Mexico	52,387	3,316	2,429	58,132
Turkey	36,815	3,713	953	41,482
South America	38,764	1,792	2,999	43,555
Other	2,511	-	3,806	6,317
Total Foreign	210,819	9,010	48,998	268,826
Total	376,379	37,054	54,516	467,949

	As of December 31, 2016
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	161,022	26,602	6,768	194,392
Foreign
Western Europe	30,949	101	38,338	69,388
The United States	62,311	38	5,040	67,388
Mexico	54,117	2,400	3,663	60,180
Turkey	38,211	3,191	1,463	42,865
South America	50,282	2,407	4,035	56,724
Other	4,572	-	4,194	8,766
Total Foreign	240,442	8,138	56,733	305,312
Total	401,465	34,740	63,501	499,706

For an analysis of our deposits recorded under “Financial liabilities at amortized cost”, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to our Consolidated Financial Statements.

As of December 31, 2018, the maturity of our time deposits recorded under “Financial liabilities at amortized cost” (excluding interbank deposits) in denominations of $100,000 or greater was as follows:

	As of December 31, 2018
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	5,361	40,513	45,873
Over 3 to 6 months	2,575	4,744	7,319
Over 6 to 12 months	4,083	7,320	11,403
Over 12 months	4,281	8,447	12,729
Total	16,300	61,025	77,324

Time deposits at amortized cost from Spanish and foreign financial institutions amounted to €19,015 million as of December 31, 2018, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2018, 2017 and 2016 see Note 22 to our Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2018, 2017 and 2016.

The following table provides information about our total short-term borrowings recorded under “Financial liabilities at amortized cost” for the years ended December 31, 2018, 2017 and 2016:

	As of and for the Year Ended December 31, 2018 (1)		As of and for the Year Ended December 31, 2017		As of and for the Year Ended December 31, 2016

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euro, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	16,524	4.3%	33,208	1.7%	39,682	1.6%
Average during period	16,836	4.7%	32,475	2.4%	39,589	1.4%
Maximum quarter-end balance	17,155	-	33,863	-	41,399	-
Bank promissory notes:
As of end of period	449	3.1%	1,462	0.7%	1,033	0.2%
Average during period	580	1.6%	704	1.0%	883	0.7%
Maximum quarter-end balance	1,036	-	1,462	-	1,079	-
Bonds and subordinated debt:
As of end of period	5,633	3.6%	4,321	5.8%	14,708	3.7%
Average during period	4,775	4.6%	7,717	5.4%	15,092	3.5%
Maximum quarter-end balance	5,633	-	10,848	-	16,016	-
Total short-term borrowings as of end of period	22,606	4.1%	38,991	2.1%	55,423	2.1%

(1)     Following the implementation of IFRS 9 on January 1, 2018, certain securities sold under agreements to repurchase which were accounted for as “Financial liabilities at amortized cost” as of December 31, 2017 were reclassified to “Financial liabilities held for trading” and are not shown in the table.

As of December 31, 2018, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills. As of December 31, 2017 and 2016, the securities sold under agreements to repurchase were mainly Spanish treasury bills.

Return Ratios

The following table sets out our return ratios for the years ended December 31, 2018, 2017 and 2016:

	As of or for the Year Ended December 31,
	2018	2017	2016
	(In Percentages)
Return on equity (1)	10.1%	6.7%	6.7%
Return on assets (2)	0.9%	0.7%	0.6%
Dividend pay-out ratio (3)	31.3%	32.0%	36.1%
Equity to assets ratio (4)	7.8%	7.7%	7.6%

(1)    Represents profit attributable to parent company for the year as a percentage of average stockholders’ funds for the year.

(2)    Represents profit attributable to parent company as a percentage of average total assets for the year.

(3)    Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividend Option” scheme) as a percentage of profit attributable to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividend Option” scheme (in the form of BBVA shares or ADSs). See “—Business Overview—Supervision and Regulation—Scrip Dividend” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

(4)    Represents average total equity over average total assets.

EQUITY

Accumulated other comprehensive income (loss)

As of December 31, 2018, the accumulated other comprehensive loss amounted to €7,215 million, a 4.0% increase compared to the €6,939 million recorded as of December 31, 2017. As of December 31, 2016, the accumulated other comprehensive loss amounted to €3,622 million.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.

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

We face strong competition in all of our principal areas of operations. The low interest rate environment which depresses interest income and the ongoing de-leveraging process makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the credit market for lending to small and medium enterprises (SMEs), where new credit interest rates have fallen from an average of 5.5% between January 2012 and May 2014 to around 2.5% in December 2018, barely exceeding credit costs.

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

In Spain and in Europe, changes in banking regulation could have a significant potential impact on competition in the near future. The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Several initiatives have also been implemented in order to facilitate the creation of a Pan-European financial market, including the SEPA (Single Euro Payments Area), which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the EU, and MiFID (Markets in Financial Instruments Directive), complemented with the introduction of MiFID II in January 2018, which aims to create a European framework for investment services. In addition, decisive steps are being taken towards achieving a banking union in Europe. The ECB started to work as a single supervisor in November 2014, supervising more than 120 entities (including BBVA) in the Eurozone. Moreover, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the Single Resolution Fund and the appointment of the SRB which is operational since January 1, 2015. A new instrument of bank direct recapitalization was created within the ESM. The bail-in tool included in the BRRD entered into force on January 1, 2016. In November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which intends to provide a stronger and more uniform degree of insurance coverage for all retail depositors in the banking union, as a further step to a fully operational European banking union.

Following recent periods of financial turmoil, a number of banks have disappeared or have been absorbed by other banks. We believe this trend will likely continue in the future, with a number of mergers and acquisitions between financial entities both in Spain and at the European level. In Spain, the recapitalization of several entities with public funds and their subsequent privatization, with the purpose of achieving a stronger banking sector, has intensified this process. In this vein, Bankia and BMN merged in December 2017 and Unicaja Banco and Liberbank are currently discussing the terms of their merger. In the United States, the government has facilitated the purchase of troubled banks by other competitors in the context of the financial crisis, and European governments, including the Spanish government, have also expressed their willingness to facilitate these types of operations.

In the United States we operate primarily through BBVA Compass. The performance and health of the U.S. banking system continued to improve in 2018, supported by strong job creation, higher real incomes, solid private investment and higher interest rates. In addition, financial institutions benefited from lower corporate tax rates enacted at the end of 2017. As a result, during the first three quarters of 2018, net interest income for all FDIC-insured institutions reached an all-time high of $401.7 billion, while provisions for loan and lease losses declined 4% year-on-year to $36 billion. Meanwhile, applicable income taxes for these institutions declined $14.8 billion or 23.6% year-over-year. These trends boosted net income for these institutions by almost $40 billion, an increase of 27.4% year-over-year. In fact, in the third quarter of 2018, average return on assets for these institutions reached 1.41%, the highest ratio since 1986. We expect commercial banks in the United States to continue benefiting from a favorable environment in the short-term, albeit without the one-off effect from lower corporate taxes. Going forward, U.S. banks will be operating in an environment that becomes gradually more challenging as the credit cycle matures further, cost of funds increase and competition from online banks and non-banks intensifies.

In Turkey, where we operate through Garanti, the three public banks that operate in the country accounted for 39% of the total assets of financial institutions as of December 31, 2018, whereas private banks (including Garanti) accounted for 61%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 12% of the total. 2018 was a year of significant macroeconomic slow-down, particularly following the financial shock during the summer of 2018. TL lending (i.e., loans denominated in Turkish lira) growth decelerated to as low as 2% by the end of 2018 after the strong growth rate of 25% in 2017. TL lending to corporations grew by only 1%, while consumer loans registered a 3% growth and credit cards grew by 15%, mainly as a result of the higher inflation. Consequently, credit growth adjusted for the exchange rate depreciation slowed-down to 3% in 2018 from its solid 20% growth in 2017. Total customer deposits grew by 19% during the year. The growth in TL customer deposits (i.e., customer deposits denominated in Turkish lira) surpassed the weak TL lending growth, and increased by 10% year-on-year. In contrast, foreign currency denominated customer deposits shrank by 6% in U.S. dollars terms. Thus, TL loan-to-deposit ratio diminished to 137% in 2018 from 148% in 2017, while the same ratio in foreign currency rose to 96% from 90%.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent. Total bank lending to the private sector decreased from an annual average growth of 12.8% in 2017 to 12.0% in 2018.  This nominal decrease was due to a lower inflation rate, since total lending showed a moderate annual increase in real terms from an average of 6.4% in 2017 to 6.7% in 2018. The moderate performance of economic activity, employment and income in 2018 restricted the dynamism of household lending. Credit to consumption decreased its annual average real growth rate from 3.7% in 2017 to 2.1% in 2018 while mortgages showed a slight recovery (from an average real growth rate of 3.6% in 2017 to a real growth rate of 3.7% in 2018). Corporate lending was the main source of growth in total credit to the private sector, because of the substitution of external financing sources for internal credit granted by commercial banks. The growth rate for traditional bank deposits decreased from 2017 to 2018 (11.5% compared to 10.0%, respectively, in nominal terms and 5.2% compared to 4.8%, respectively, in real terms), despite the higher dynamism observed in term deposits (which was fueled by higher interest rates). Concerning solvency, the overall capitalization level of the Mexican banking system reached 15.7% as of November 30, 2018, well above the minimum regulatory requirement.

At December 31, 2018, the Mexican banking sector had 50 operating banks, three more than the previous year. Those that started operations were Banco Shinan (January 2018), Banco S3 (March 2018) and Bank of China (July 2018). In addition, Banorte and Banco Interacciones ended their merger process (July 2018). This merger put Banorte as the second larger bank in the system (by total assets), just below BBVA Bancomer, while Santander kept the third position and Citi-Banamex fell to the fourth. As a market leader, we face strong competition in all of our principal business lines. The most relevant change in 2018 was the loss of our market leader position in the credit card segment to Banamex.

In Mexico, changes in banking regulation could have a significant potential impact on competition in the near future. The most relevant regulatory developments in 2018 and early 2019 include the following:

●      On March 9, 2018 the Fintech Law was passed. The law creates and regulates Financial Technology Institutions, which may engage in either crowdfunding or the issue of e-money. The law also tasks the Bank of Mexico with regulating the recognition and use of virtual assets. The law also introduces a regime of “innovative models for the provision of financial services” that will enable financial institutions (including fintechs), as well as other startups, to offer financial services for the benefit of users in a regulatory sandbox.

●      On September 10, 2018, the CNBV (National Banking and Securities Commission) issued the secondary regulation of the Fintech Law (Fintech Circular). The regulation establishes accounting principles, financial reporting and disclosure requirements and prudential standards relating to minimum capital, cash deposit limits and international transfers by Electronic Payment Funds Institutions, as well as limits for projects that can be published on Collective Finance Institutions’ platforms and diversification requirements for their investors. It also establishes requirements for the methodologies to be used in the evaluation, selection and classification of crowdfunding applicants and projects. On the same day, the Bank of Mexico published rules limiting transactions in foreign currencies by Electronic Payment Funds Institutions. These rules establish a regime for prompt refund of clients’ unrecognized charges and requires such institutions to participate in a payment system when warranted by the scale of their operations. Lastly, the Secretariat of Finance (SHCP) extended to the fintech system the anti-money laundering and control of terrorism financing regime that already applied to the rest of the financial system.

●      On October 29, 2018, the Bank of Mexico published Circular 15/2018 regarding the use of wages and salaries in support of financial services contracted by workers. This reform aims to ensure that employees can use their payroll deposits as a source of repayment of loans contracted with any bank on the same terms as those of the bank that administers the payroll account. This regulation seeks to cover the risk associated with the movement of salary accounts to other banks after a loan has been granted. It also seeks to facilitate the procedures required to allow employees to make such movements.

●      On November 8, 2018, the ruling-party’s majority leader in the Senate presented a bill to severely restrict banks’ fees. Although the bill was unexpected, its momentum appears to have faded and now seems on hold. In its place there is now a new coordinated effort between banks, the Secretaría de Hacienda y Crédito Público (SHCP) and the Bank of Mexico, which includes a broader and more comprehensive approach, and that aims to deal with banks’ fee structure, along with Mexico’s deficit on financial inclusion and the country’s excessive use of cash.  The results of this effort, which should be made public in the short term, are expected to benefit consumers without the significant consequences to the provision of banking services as the outright banning of fees would have had.

●      Early in 2019, CoDi (Digital Charge), a new digital payment system was unveiled by the Bank of Mexico which is intended to enable secure, immediate and free payments through mobile devices to its members. CoDi is intended to allow currently-unacquired merchants to access a modern payment system, and consumers to reduce their reliance on cash for everyday transactions.  CoDi has significant potential for financial inclusion and opens-up a new space for bank competition for the benefit of consumers.

In recent years, the global financial services sector has undergone significant transformation in relation to the development of the Internet and mobile and other exponential technologies and the entrance of new players into activities previously provided in the main by financial institutions. Whereas commercial banks were previously almost the sole providers of the whole range of financial products, from credit to deposits, or payments and investment services, today, a set of non-bank digital providers compete (and cooperate) among each other and with banks in the provision of financial services. These new fintech providers can be startup firms that are specialized in a specific service or niche of the financial services market, or large digital players (known as BigTechs). BigTech companies such as Amazon, Facebook and Apple have also started to offer financial services (mainly, in relation to payments and credit) ancillary to their core business.

In this new competitive environment, banks and other players are calling for a level playing field that ensures fair competition among the different financial services providers. Regulations on consumer protection and the integrity of the financial system (such as anti-money laundering regulations or regulations for combating the financing of terrorism) are generally activity-specific and, therefore, meet the principle of a level playing field, except for some exemptions based on the size of the firm. However, with regards to financial stability, banking groups are subject to prudential regulations that have implications for most of their activities, including those in which they compete with non-bank players that are only subject to activity-specific regulations, at best, or not regulated at all. Therefore, the scope of the perimeter of prudential consolidation to which the prudential regulation and supervision in the EU applies compromises the level playing field principle by requiring banking groups to apply banking-level controls to all subsidiaries, no matter their activities and actual risks involved. Restrictions on the activity of bank players, for instance as regards remuneration rules or internal governance requirements, leave EU banks at a competitive disadvantage as regards cost, time-to-market or talent attraction compared to their competitors.

Existing loopholes in the regulatory framework are another cause of an uneven playing field between banks and non-bank players. Some new services or business models are not yet subject to existing regulations. In such cases, not only are potential risks to financial stability, consumer protection and the integrity of the financial system unaddressed, but asymmetries may arise between players since regulated providers often face obstacles that unregulated providers do not.

G.   Cybersecurity and Fraud Management

Our Corporate Security & Engineering Risk (CS&ER) Operations team handles the main operational cybersecurity policies and measures regarding the Group’s global infrastructures, digital channels and payments methods with a holistic and threat intelligence-led approach.

The Global Computer Emergency Response Team (CERT) is the Group’s first line of detection and response to cyberattacks aimed to global users and the Group’s infrastructures, combining information on cyber threats from our Threat Intelligence unit. The Global CERT, which is based in Madrid, is made up of approximately 100 people and provides services in all countries where the Group operates. We are currently in the process of harmonizing the catalogue of services that the Global CERT provides to our subsidiaries worldwide and we expect to complete such process by the end of 2019. The Global CERT operates 24x7, with operation lines dedicated to fraud and cybersecurity.

During 2018, the Group detected an increase in cyberattack attempts across the entire Group, especially phishing attacks, none of which were considered to be material. As cyberattacks evolve and become more sophisticated, the Group has had to strengthen its prevention and monitorization efforts. As part of such efforts, BBVA routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security. The outcome of such exercise is a fundamental part of a feedback process designed to improve the Group’s cybersecurity strategies.

The Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

Other lines of action also include the adequate training of BBVA’s board members in the area of security and incident management. Each year BBVA carries out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel.

Cybersecurity efforts are frequently undertaken in close coordination with our fraud prevention efforts and there are considerable interactions and synergies between the relevant teams. As part of our efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, we have a Corporate Fraud Committee that oversees the evolution of all external and internal fraud types in all countries where the Group operates. Its functions include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact thereof on the Group’s business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.

Our Corporate Fraud Committee is chaired by the Global Head of Engineering. The composition of this committee is quite broad and includes representatives from various units (in particular, Global Risk Management - Retail Credit, Global Risk Management - Non-Financial Risk, Finance, Internal Audit, Corporate Security, Client Solutions – Payments, Country Monitoring and Engineering Deployment). The Corporate Fraud Committee is convened three times per year.

We maintain cybersecurity and fraud insurance policies in respect of each of our subsidiaries. These insurance policies are subject to certain loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies.

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

As of December 31, 2018, the BBVA Group had 125,627 employees, 74.5 million customers, 7,963 branches and 32,029 ATMs and was present in more than 30 countries. As of such date the BBVA Group was composed of 297 consolidated entities and 66 entities accounted for using the equity method.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2018, 2017 and 2016 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2018, 2017 and 2016, and its results of operations and consolidated cash flows for the years ended December 31, 2018, 2017 and 2016. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to our Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•            The impairment on certain financial assets.

•            The assumptions used to quantify other provisions and for the actuarial calculation of the post- employment benefit liabilities and commitments.

•            The useful life and impairment losses of tangible and intangible assets.

•            The valuation of goodwill and price allocation of business combinations.

•            The fair value of certain unlisted financial assets and liabilities.

•            The recoverability of deferred tax assets.

Although these estimates were made on the basis of the best information available as of December 31, 2018, 2017 and 2016, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

Note 2 to our Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below.

We have identified the accounting policies enumerated below as critical to the understanding of our financial condition and results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.

See Note 2.3 to our Consolidated Financial Statements for information on changes to IFRS or their interpretation that will become effective after the date of this Annual Report.

Financial instruments

As we describe in Note 1.3 to our Consolidated Financial Statements, IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. As permitted by the standard, IFRS 9 has not been applied retrospectively for previous years and financial information relating to 2017 and 2016 is presented in accordance with IAS 39 except for certain non-significant modifications in order to improve its comparability with financial information for 2018. See “Presentation of Financial Information—Application of IFRS 9”. The explanations included in this section refer to IFRS 9. For information regarding the classification and measurement of financial instruments under IAS 39, see Note 2.2.1 to our Consolidated Financial Statements.

Classification and measurement of financial assets

Classification of financial assets

IFRS 9 contains three main categories for the classification of financial assets: measured at amortized cost, measured at fair value through other comprehensive income, and measured at fair value through profit or loss.

The classification of financial assets must be carried out on the basis of two tests: the entity’s business model and the assessment of the contractual cash flow, commonly known as the “solely payments of principle and interest” criterion (the “SPPI”). A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

•           the financial asset is managed with a business model, the purpose of which is to maintain financial assets to receive contractual cash flows; and

•           in accordance with the contractual characteristics of the instrument, the cash flows it generates represent the return on the principal and interest only, as consideration for the time value of money and the debtor’s credit risk.

A debt instrument will be classified in the portfolio of financial assets at fair value through other comprehensive income if the two following conditions are fulfilled:

•           the financial asset is managed with a business model, the purpose of which combines the collection of contractual cash flows and the sale of assets, and

•           the contractual characteristics of the instrument generate, at specific dates, cash flows which only represent the return of the principal and interest.

A debt instrument will be classified at fair value through profit or loss when the business model used for its management or the contractual characteristics relating to its cash flows do not require classification into one of the portfolios described above.

In general, equity instruments will be measured at fair value through profit or loss. However the Group may make an irrevocable election at their initial recognition to present subsequent changes in their fair value through other comprehensive income.

Financial assets will only be reclassified when BBVA Group decides to change the relevant business model. In such a case, all of the financial assets assigned to the relevant business model will be reclassified. The change of the objective of the business model should occur before the date of the reclassification.

Valuation of financial assets

All financial instruments are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the consolidated income statement in the period in which the change occurred (see Note 37 to our Consolidated Financial Statements). The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding sentence, are treated as described below, according to the categories of financial assets.

“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss”

Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. Financial assets recorded under the heading “Non-trading financial assets mandatorily at fair value through profit or loss” are assigned to a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but their contractual cash flows do not comply with the requirements of the SPPI test. The Group only classifies financial assets in “Financial assets designated at fair value through profit or loss” if such classification results in the elimination or significant reduction of a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.

The assets recognized under these headings of the consolidated balance sheet are measured upon acquisition at fair value and changes in their fair value (gains or losses) are recognized at their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the consolidated income statement (see Note 41 of our Consolidated Financial Statements). Interest from derivatives designated as economic hedges on interest rates are recognized in “Interest and other income” or “Interest expense” (see Note 37 to our Consolidated Financial Statements), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the consolidated income statement (see Note 41 to our Consolidated Financial Statements).

“Financial assets at fair value through other comprehensive income”

Debt instruments

Assets recognized under this heading in the consolidated balance sheet are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” in the consolidated balance sheet (see Note 30 to the Consolidated Financial Statements).

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of financial assets measured at fair value through other comprehensive income” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net”, as appropriate, in the consolidated income statement for the period in which they are derecognized (see Note 41 to the Consolidated Financial Statements).

The net impairment losses in “Financial assets at fair value through other comprehensive income” over the reported year are recognized under the heading “Impairment losses on financial assets, net – Financial assets at fair value through other comprehensive income” (see Note 47 to our Consolidated Financial Statements) in the consolidated income statement for that period.

Changes in foreign exchange rates which affect monetary items are recognized under the heading “Exchange differences, net” in the consolidated income statement (see Note 41 to our Consolidated Financial Statements).

Equity instruments

The BBVA Group may, at the time of initial recognition, elect to present changes in the fair value of an investment in an equity instrument that is not held for trading in other comprehensive income. The election is irrevocable and can be made on an instrument-by-instrument basis. Subsequent changes in fair value (gains or losses) are recognized, under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income”.

“Financial assets at amortized cost”

Subsequently after acquisition, a financial asset is classified and measured at amortized cost if it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and it meets the SPPI test.

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net impairment losses of assets recorded under this heading arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification – Financial assets measured at amortized cost” (see Note 47 to our Consolidated Financial Statements) in the consolidated income statement for that period.

Classification and measurement of financial liabilities

Classification of financial liabilities

Under IFRS 9, financial liabilities are classified in the following categories:

•           Financial liabilities at amortized cost;

•           Financial liabilities held for trading: financial instruments are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments; and

•           Financial liabilities designated at fair value through profit or loss on initial recognition under the fair value option. The Group has the option to designate irrevocably on initial recognition a financial liability as at fair value through profit or loss provided that doing so results in the elimination or significant reduction of a measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.

Valuation of financial liabilities

All financial instruments are initially recognized at fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial liability. Unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the consolidated income statement for the period in which the change occurred (see Note 37 to our Consolidated Financial Statements).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial liabilities.

“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheet are recognized at their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the consolidated income statement (see Note 41 to our Consolidated Financial Statements), except with respect to the financial liabilities designated at fair value through profit or loss under the fair value option With respect to such financial liabilities, the amount of change in the fair value that is attributable to changes in their related credit risk is presented under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”. Interest from derivatives designated as economic hedges on interest rates are recognized in “Interest and other income” or “Interest expense” (see Note 37 to our Consolidated Financial Statements), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the consolidated income statement (see Note 41 to our Consolidated Financial Statements).

“Financial liabilities at amortized cost”

The liabilities under this category are subsequently measured at amortized cost, using the effective interest rate method.

“Derivatives-hedge accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

The below description describes hedge accounting under the IFRS 9 standard. However, as permitted by IFRS 9, the Group has elected to continue applying IAS 39 to its hedge accounting in 2018. For information on hedge accounting under IAS 39, see Note 2.2.1 to our Consolidated Financial Statements.

Assets and liabilities recognized under these headings in the consolidated balance sheet are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•           In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the consolidated income statement (see Note 37 to our Consolidated Financial Statements).

•           In fair value hedges of interest rate risk relating to a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the heading “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheet, as applicable).

•           In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion of such hedges are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheet, with a balancing entry under the heading “Hedging derivatives” of the assets or liabilities of the consolidated balance sheet, as applicable. These differences are recognized in the consolidated income statement under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37 to our Consolidated Financial Statements).

•           Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement (see Note 41 to our Consolidated Financial Statements).

•           In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Hedging of net investments in foreign transactions” in the consolidated balance sheet with a balancing entry under the heading “Hedging derivatives” of the assets or liabilities of the consolidated balance sheet, as applicable. These differences in valuation are recognized under the heading “Exchange differences, net” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41 to our Consolidated Financial Statements).

Impairment losses on financial assets

Definition of impaired financial assets under IFRS 9

IFRS 9 replaced the “incurred loss” model in IAS 39 with one of “expected credit loss”. The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value through other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. All the financial instruments at fair value through profit or loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, based on the evolution of their related credit risk from the time of their initial recognition. As further explained at the end of this section, the first category includes transactions when they are initially recognized (Stage 1); the second category comprises financial assets in respect of which a significant increase in credit risk has been identified since their respective initial recognition (Stage 2); and the third category comprises impaired financial assets (Stage 3).

The calculation of provisions for credit risk in each of these three categories must be done differently. With respect to financial assets classified in the first of the aforementioned categories, the expected losses for the next 12 months must be recorded. With respect to financial assets classified in the other two categories, the expected losses for the remaining life of such financial assets must be recorded. Thus, IFRS 9 differentiates between the following concepts of “expected loss”:

•           Expected loss for the next 12 months: this is the expected credit loss that arises from possible default events within 12 months following the date of the financial statements; and

•           Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

Estimating the expected loss for a financial asset requires considerable judgment, both with respect to the expected losses estimation model and the making of forecasts as to how economic factors may affect such losses, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions in accordance with IFRS 9:

Default

BBVA has applied a definition of default for financial instruments which is consistent with the definition used in internal credit risk management, as well as with the indicators under applicable regulation at the date of the implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group considers there is a default when one of the following situations occurs:

•           payment is past-due for more than 90 days; or

•           there are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the Group considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Group has not considered periods longer than 90 days for any of its significant portfolios.

Credit impaired asset

According to IFRS 9, an asset is credit impaired if one or more events having a detrimental impact on the estimated future cash flows of the asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•           significant financial difficulty of the issuer or the borrower;

•           a breach of contract (e.g. a default or past due event);

•           a lender having granted a concession to the borrower – for economic or contractual reasons relating to financial difficulties faced by the borrower – that the lender would not otherwise consider;

•           it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•           the disappearance of an active market for that financial asset because of financial difficulties; and

•           the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The Group’s definition of impaired financial assets is aligned with that set forth in the above paragraphs.

Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although there are certain peculiarities for each geographic region:

•           Quantitative criterion: the Group carries out a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for its residual life. The thresholds used for considering an increase in risk as significant vary depending on the geographic area and portfolio. Depending on how old transactions were at the time the new standard was implemented, some simplifications were made to compare the original and current probabilities of default, based on the best information available at that time.

•           Qualitative criterion: since most indicators for detecting significant increase in risk are included in the Group’s systems through rating/scoring systems or macroeconomic scenarios, the quantitative analysis covers the majority of circumstances. The Group will only use additional qualitative criteria when it considers it necessary to include circumstances that may not be reflected in the rating/score systems or in the macroeconomic scenarios used.

Instruments meeting one of the following conditions are considered to be “Stage 2” instruments:

•           More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption of impairment that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2018, the Group has not considered periods of more than 30 days for assessing impairment in any of its significant portfolios.

•           Watch list: These instruments are subject to special watch by the relevant Risks unit because there are negative signs relating to their credit quality, even though there may be no objective evidence of impairment.

•           Refinancing or restructuring that does not result in the evidence of impairment.

Although IFRS 9 introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly just because they have a low credit risk at the date of the financial statements.

As indicated above, the classification of financial instruments subject to impairment under the new IFRS 9 is as follows:

Stage 1– without significant increase in credit risk: Loss allowances in respect of financial assets which are not considered to have experienced a significant increase in credit risk are measured at an amount equal to the expected credit losses for the next 12 months.

Stage 2– significant increases in credit risk: When the credit risk of a financial asset has increased significantly since its initial recognition, the impairment losses of that financial asset are calculated as the expected credit loss during the entire life of the asset.

Stage 3 – Impaired: When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

•           a considered and unbiased amount, determined by evaluating a range of possible results;

•           the time value of money; and

•           reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures expected losses both individually and collectively. The purpose of the Group’s individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between the expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to shared credit risk characteristics, which may be indicative of the payment capacity of the borrower in accordance with the relevant contractual conditions. Characteristics taken into account must be considered to be relevant in estimating future flows of each group. Among others, we may consider the following factors:

•           type of instrument;

•           rating or scoring tools;

•           credit risk scoring or rating;

•           type of collateral;

•           amount of time at default for stage 3;

•           segment;

•           qualitative criteria which can have a significant increase in risk; and

•           collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

•           PD: estimate of the probability of default in each period;

•           EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the date of the financial statements; and

•           LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the Group supervises the changes in credit risk through monitoring the external published credit ratings.

To determine whether there is a significant increase in credit risk that is not reflected in published ratings, the Group also revises the changes in bond yields, and when they are available, the prices of Credit Quality Swap (CDS), together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group’s internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in two economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are Gross Domestic Product (GDP), tax rates, unemployment rate and loan to value (LTV).

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

See Notes 2.2.1 and 8 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies.

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

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instruments discounted at the measurement date (“present value” or “theoretical value”). These derivatives are measured using methods recognized by the financial markets, including the net present value method and option price calculation models.

Financial derivatives that have equity instruments as their underlying, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Financial derivatives designated as hedging items are included in the heading of the balance sheet “Hedging derivatives”. These financial derivatives are valued at fair value.

See Note 2.2.1 to our Consolidated Financial Statements, which contains a summary of our significant accounting policies with respect to these instruments.

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

Goodwill is allocated to one or more cash-generating units, or CGUs, expected to benefit from the synergies arising from business combinations. See Note 2.2.8 to our Consolidated Financial Statements for the definition of CGU.

The CGUs to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a CGU to which a part or all of goodwill has been allocated, the carrying amount of that CGU, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, shall be compared to its recoverable amount (except where they are not valued at fair value). The resulting difference shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining difference in proportion to the carrying amount of each of the assets in the CGU. In any case, impairment losses on goodwill can never be reversed.

See Notes 2.2.7 and 2.2.8 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies related to goodwill.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2018, 2017 and 2016, no impairment had been identified in any of the main CGUs.

The Group’s most significant goodwill corresponds to the CGU in the United States. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2018, the Group used a steady growth rate of 4.0% (the same rate was considered as of December 31, 2017 and 2016) to extrapolate the cash flows in perpetuity starting on the fifth year (2023), based on the real GDP growth rate of the United States and expected inflation. The rate used to discount cash flows is the cost of capital assigned to the CGU, 10.5% as of December 31, 2018 (10.0% as of December 31, 2017 and 2016, respectively), which consists of the risk free rate plus a risk premium.

As of December 31, 2018 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €1,009 million and €1,176 million respectively (€1,159 million and €1,371 million respectively as of December 31, 2017). If, as of December 31, 2018, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €526 million and €451 million respectively (€661 million and €559 million respectively as of December 31, 2017).

Part of the Group’s goodwill balance corresponds to the CGU in Turkey. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2018, the Group used a steady growth rate of 7.0% (the same rate was considered as of December 31, 2017 and 2016) to extrapolate the cash flows in perpetuity starting on the fifth year (2023), based on the real GDP growth rate of Turkey and expected inflation. The rate used to discount cash flows is the cost of capital assigned to the CGU, 24.3% as of December 31, 2018 (18.0% and 17.7% as of December 31, 2017 and 2016, respectively), which consists of the risk free rate plus a risk premium.

As of December 31, 2018 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €149 million and €158 million, respectively. If, as of December 31, 2018, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €40 million and €37 million, respectively.

As of December 31, 2018 the recoverable amounts of our main CGUs were in excess of their carrying value and, as such, were not at risk of impairment.

Insurance contracts

The methods and techniques used to calculate the mathematical reserves for insurance contracts mainly involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each contract. Changes in insurance mathematical reserves may occur in the future as a consequence of changes in interest rates and other key assumptions. See Notes 2.2.9 and 23 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies and assumptions about our most significant insurance contracts.

Post-employment benefits and other long term commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.12 and 25 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

A.   Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Colombian pesos and Peruvian new soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

Except with respect to hyperinflationary economies (Venezuela and Argentina), the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.20 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for 2018, 2017 and 2016 and as of December 31, 2018, 2017 and 2016 according to the ECB.

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Mexican peso	22.7046	21.3297	20.6637	22.4921	23.6614	21.7718
U.S. dollar	1.1810	1.1296	1.1069	1.1450	1.1993	1.0541
Argentine peso	43.2900	18.7375	16.3348	43.2900	22.5830	16.5846
Colombian peso	3,484.3206	3,333.3333	3,378.3784	3,745.3184	3,584.2294	3,164.5570
Peruvian new sol	3.8787	3.6813	3.7333	3.8621	3.8813	3.5310
Turkish lira	5.7058	4.1213	3.3427	6.0588	4.5464	3.7072

During 2018, the Mexican peso, the U.S. dollar, the Argentine peso, the Colombian peso, the Peruvian new sol and the Turkish lira depreciated against the euro in average terms. With respect to period-end exchange rates, the Argentine peso, the Colombian peso and the Turkish lira depreciated against the euro. On the other hand, the Mexican peso, the U.S. dollar, and the Peruvian new sol appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and positive for the period-on-period comparison of the Group’s balance sheet.

During 2017, the Mexican peso, the U.S. dollar, the Argentine peso, the Venezuelan bolivar and the Turkish lira depreciated against the euro in average terms. In particular, the Venezuelan bolivar depreciated significantly. On the other hand, the Chilean peso, the Colombian peso and the Peruvian new sol appreciated against the euro in average terms.   With respect to period-end exchange rates, all of the above currencies depreciated against the euro. The overall effect of changes in exchange rates was negative both for the period-on-period comparison of the Group’s income statement and the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this Annual Report we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of such more recent period.

Application of IFRS 9

As of January 1, 2018, IFRS 9 “Financial instruments” replaced IAS 39 “Financial Instruments: Recognition and Measurement” and introduced changes in the requirements for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting. The impact of the first application of IFRS 9, which was significant, is presented in Note 2.4 to the Consolidated Financial Statements.

As permitted by the standard, IFRS 9 has not been applied retrospectively for previous years. However, the financial information for 2017 and 2016 included in the Consolidated Financial Statements, which was prepared in accordance with the accounting policies and valuation criteria applicable under IAS 39, has been subject to certain non-significant modifications in order to improve its comparability with financial information for 2018. See “Presentation of Financial Information—Application of IFRS 9”.

The implementation of IFRS 9 has mainly affected the following line items of our consolidated income statement:

•            “Dividend income” – since January 1, 2018, dividends from “Financial assets held for trading” are recognized under “Net gains (losses) in financial assets and liabilities”, whereas in the prior year they were recognized under “Dividend income”. This has adversely affected the evolution of “Dividend income” in 2018 compared to 2017.

•            “Net gains (losses) on financial assets and liabilities” – The following three headings have been affected:

•          “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net” was affected in 2018 due to the reclassification of the underlying portfolios as a result of the implementation of IFRS 9.

•          “Gains (losses) on financial assets and liabilities held for trading, net” was affected in 2018 as a result of the implementation of IFRS 9, pursuant to which, since January 1, 2018, dividends from “Financial assets held for trading” are recognized under this heading. In addition, the heading was affected in 2018 by the reclassification of the underlying portfolios also as a result of the implementation of IFRS 9.

•          “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net” was first introduced in 2018 as a result of the implementation of IFRS 9. Previously, this category did not exist under IAS 39.

Sale of BBVA Chile

On July 6, 2018, we completed the sale of our 68.19% stake in BBVA Chile to Scotiabank for $2,200 million in cash. The transaction resulted in a capital gain, net of taxes, of €633 million. BBVA Chile was part of our South America segment. For additional information on this sale, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018”.

Transfer of Business and sale of stake in Divarian

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of the Business (except for part of the agreed REOs) to Divarian and the sale of an 80% stake in Divarian to Promontoria. Prior to its contribution to Divarian, the Business was part of our Non-Core Real Estate segment.  Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian, which is accounted for under the Corporate Center. For additional information on the Cerberus Transaction, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” and “Item 10. Additional Information—Material Contracts—Joint Venture Agreement with Cerberus”.

Hyperinflationary economies

Argentina, which is part of the South America segment, was considered to be a hyperinflationary country in 2018 for the first time. Hyperinflation in Argentina had a negative impact of €266 million in the “Profit attributable to parent company” for 2018. For additional information, see Note 2.2.20 of the Consolidated Financial Statements.

Changes in operating segments

Since 2018, our Mexico segment includes BBVA Bancomer’s branch in Houston (which was part of our United States segment in previous years). In addition, there have been certain non-significant changes affecting the composition of our Banking Activity in Spain, Non Core Real Estate and Corporate Center segments. The financial information for 2017 relating to such segments included in the Consolidated Financial Statements and in this Annual Report has been revised accordingly to improve its comparability with financial information for 2018. However, financial information for 2016 has not been revised as a result thereof. As a result, the consolidated financial information relating to such segments for 2016 is not fully comparable with such information for 2017 and 2018.

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

The global environment has deteriorated during the second half of 2018, with a more evident effect of the increase in protectionism in global trade and the industrial sector together with the signs of a slowdown in China, the Eurozone and the United States. Faced with this scenario of global uncertainty, the main central banks have shown signs of caution in their normalization plans, and have been key to containing the sharp rise in financial tensions. BBVA Research’s forecast is for a smooth deceleration of the growth in the global economy, from 3.6% in 2018 to 3.5% in 2019 and 3.4% in 2020. This is based on the scenario referred to above and the assumption that financial volatility may continue during the first half of 2019 and that some of the uncertainties weighing on the global economy may not dissipate (as a result, for example, of the lack of an agreement between the United States and China to curb trade disputes and avoid a new tariff hike, or of a solution that avoids a no-deal Brexit).

Regarding the evolution of key economic areas for the Group, after growing above 3% in each of 2017 and 2016, the Spanish economy slowed slightly in 2018 but is still expanding at a positive rate. The positive inertia of the economy along with supportive monetary and fiscal policies is supporting the dynamism of Spanish domestic demand and offsetting some headwinds created by increasing oil prices and higher uncertainty. According to BBVA Research’s current estimates, growth is expected to slow to slightly below 2.5% in 2019. Elections taking place this year are being held in an environment of increased political fragmentation, which may result in an outcome that may hinder the implementation of  necessary structural reforms, thus adding new uncertainty.

Mexico’s GDP grew at an annualized rate of 2.0% in 2018 (2.3% in 2017) driven by robust private consumption, and throughout most of the year, the manufacturing sector. At the beginning of 2019, BBVA Research’s GDP growth forecast was slightly revised downwards to of 2% due to delays in investment works and less dynamic U.S. industrial manufacturing production, combined with increased uncertainty related to the economic policies of the new government. PEMEX’s business model and the decline in its rating increases risk in the Mexican economy. On the other hand, we believe the declining trend in inflation is likely to continue to improve the purchasing power of households and underpin private consumption in 2019. Sound fiscal and monetary policy oriented to maintaining price stability are likely to be crucial to limiting any potential negative impacts upon, or any uncertainties with regards to, the Mexican economy.

South American GDP grew by 0.2% in 2018 after having grown by 0.7% in 2017. Low regional growth was mainly as a result of the weak macroeconomic performance of some Mercosur countries, such as Argentina, where GDP declined by 2.4% in 2018, largely due to the effects of the foreign exchange crisis triggered by concerns about the funding of the current account deficit in an environment of declining global liquidity. Moving forward, according to BBVA Research, the global slowdown will likely limit the recovery of economic activity in South America, with weaker growth in developed countries, higher global financial volatility and worse prospects for commodity prices, in addition to certain idiosyncratic factors that are likely to negatively affect the region. BBVA Research expects average GDP growth to be around 0.7% in 2019, with higher growth, around 3.5%, in Peru, Chile, Colombia and Paraguay, and approximately 2% growth in Mexico, Brazil and Uruguay. In Argentina, BBVA Research expects that GDP will decline again in 2019 as a whole, although positive quarterly growth may return from the middle of the year onwards. In a context where there is scarce room for expansionary fiscal policies, most of the region will likely continue to benefit from lax monetary policies. However, the strengthening of domestic demand and/or the exchange rate pass-through depreciation will likely gradually lead to the elimination of monetary stimuli in the coming years. In contrast, with respect to Argentina, BBVA Research expects that monetary policy is likely to become gradually less restrictive once inflation moderates after the recent rebound. The main risks in the region are related to political and fiscal issues and possible delays in investment projects, in addition to more general risks in the context of the global environment.

In the United States, GDP growth accelerated strongly in 2018, by half a percentage point to 2.9%, buoyed by the fiscal stimulus, but in the second half of the year there were certain signs of moderation, such as the flagging performance of external demand, the appreciation of the dollar and the figures for private sector investment, which appear not to have responded greatly to the government’s fiscal package. In a context of greater uncertainty both at home and abroad and doubt regarding the fiscal stimulus measures, BBVA Research believes growth may slow to 2.5% in 2019 and 2% in 2020. Despite the strength of domestic demand, and an unemployment rate below 4%, inflationary pressures remain contained, and BBVA Research expects the declining trend in oil prices will bring inflation down from 2.5% in 2018 to 2.2% in 2019 and 2.1% in 2020. In such a scenario of slowing growth, and with inflation tending towards 2%, the increase in downside risks may make the Federal Reserve more cautious.

As regards Turkey, in 2018 GDP growth slowed notably to 2.6% from 7.4% in 2017, as tightening financial conditions and increasing geopolitical stress weighed on domestic demand, while the sharp depreciation of the lira lead to a positive adjustment in the current account (although at the expense of a sharp rise in inflation). The tightening of monetary and fiscal policy designed to correct imbalances generated in prior years will likely continue to slow down growth to around 1% in 2019, before starting to gain some momentum in 2020 with a 2.5% expected growth.

BBVA Group results of operations for 2018 compared to 2017

The table below shows the Group’s consolidated income statements for 2018 and 2017:

	Year Ended December 31,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Interest and other income	29,831	29,296	1.8
Interest expense	(12,239)	(11,537)	6.1
Net interest income	17,591	17,758	(0.9)
Dividend income	157	334	(53.0)
Share of profit or loss of entities accounted for using the equity method	(7)	4	n.m. (1)
Fee and commission income	7,132	7,150	(0.3)
Fee and commission expense	(2,253)	(2,229)	1.1
Net gains (losses) on financial assets and liabilities (2)	1,234	938	31.6
Exchange differences, net	(9)	1,030	n.m. (1)
Other operating income	949	1,439	(34.1)
Other operating expense	(2,101)	(2,223)	(5.5)
Income on insurance and reinsurance contracts	2,949	3,342	(11.8)
Expense on insurance and reinsurance contracts	(1,894)	(2,272)	(16.6)
Gross income	23,747	25,270	(6.0)
Administration costs	(10,494)	(11,112)	(5.6)
Personnel expense	(6,120)	(6,571)	(6.9)
Other administrative expense	(4,374)	(4,541)	(3.7)
Depreciation and amortization	(1,208)	(1,387)	(12.9)
Net margin before provisions (3)	12,045	12,771	(5.7)
Provisions or reversal of provisions	(373)	(745)	(49.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,981)	(4,803)	(17.1)
Impairment or reversal of impairment on non-financial assets	(138)	(364)	(62.1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	78	47	66.0
Negative goodwill recognized in profit or loss	-	-	0.0
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	815	26	n.m. (1)
Operating profit/(loss) before tax	8,446	6,931	21.9
Tax expense or income related to profit or loss from continuing operations	(2,295)	(2,169)	5.8
Profit from continuing operations	6,151	4,762	29.2
Profit from discontinued operations, net	-	-	0.0
Profit	6,151	4,762	29.2
Profit attributable to parent company	5,324	3,519	51.3
Profit attributable to non-controlling interests	827	1,243	(33.5)

(1)    Not meaningful.

(2)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(3)    Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our consolidated income statements for 2018 and 2017 were as follows:

Net interest income

The following table summarizes net interest income for 2018 and 2017.

	Year Ended December 31,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Interest and other income	29,831	29,296	1.8
Interest expense	(12,239)	(11,537)	6.1
Net interest income	17,591	17,758	(0.9)

Net interest income for the year ended December 31, 2018 amounted to €17,591 million, a 0.9% decrease compared with the €17,758 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates (in average terms) and, to a lesser extent, the evolution in Spain (described below). Excluding the impact of the depreciation of these currencies, net interest income increased by 10.8% mainly as a result of the growth in loans. The following factors, set out by region, were the main contributors toward the 0.9% decrease in net interest income:

•          Spain: there was a 1.8% year-on-year decrease in net interest income mainly as a result of the decrease in the average volume of interest-earning assets and the increase in the costs of wholesale funding due to the fact that targeted longer-term refinancing operations (TLTRO) were partially replaced by other types of funding which bear higher interest rates.

•          Turkey: there was a 5.9% year-on-year decrease in net interest income as a result of the depreciation of the Turkish lira against the euro. Excluding this effect, net interest income grew by 30.3%, despite the pressure on customer spreads, mainly due to significant income from inflation-linked bonds, whose contribution in 2018, compared to 2017, more than doubled.

•          South America: there was a 6.0% year-on-year decrease in net interest income as a result of the depreciation of the currencies in the region against the euro as well as the sale of BBVA Chile.

The decrease in net interest income was partially offset by:

•          United States: there was a 7.4% year-on-year increase in net interest income due mainly to higher interest rates (as a result of the Federal Reserve Board benchmark interest rate increases) and to measures adopted by BBVA Compass to improve loan yields and contain the increase in the cost of deposits (including an improved deposit mix and wholesale funding).

•          Mexico: there was a 1.7% year-on-year increase in net interest income mainly as a result of an increase in the average volume of loans and advances to customers.

Dividend income

Dividend income for the year ended December 31, 2018 amounted to €157 million, a 53% decrease compared with the €334 million recorded for the year ended December 31, 2017, mainly as a result of the implementation of IFRS 9, pursuant to which, since January 1, 2018, dividends from “Financial assets held for trading” are recognized under “Net gains (losses) in financial assets and liabilities”, whereas in the prior year they were recognized under “Dividend income”.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2018 amounted to a €7 million loss, compared with the €4 million profit recorded for the year ended December 31, 2017.

Fee and commission income

The breakdown of fee and commission income for the years ended December 31, 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Bills receivables	39	46	(15.2)
Current accounts	451	507	(11.0)
Credit and debit cards	2,900	2,834	2.3
Checks	194	212	(8.5)
Transfers and others payment orders	605	601	0.7
Insurance product commissions	171	192	(10.9)
Commitment fees	223	231	(3.5)
Contingent risks	390	396	(1.5)
Asset Management	1,023	923	10.8
Securities fees	325	385	(15.6)
Custody securities	122	122	0.0
Other	689	700	(1.6)
Fee and commission income	7,132	7,150	(0.3)

Fee and commission income decreased by 0.3% to €7,132 million for the year ended December 31, 2018 from €7,150 million for the year ended December 31, 2017 mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro, which more than offset the increase in asset management fees.

Fee and commission expense

The breakdown of fee and commission expense for 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	1,502	1,458	3.0
Transfers and others payment orders	96	102	(5.9)
Commissions for selling insurance	48	60	(20.0)
Other fees and commissions	607	610	(0.5)
Fee and commission expense	2,253	2,229	1.1

Fee and commission expense increased by 1.1% to €2,253 million for the year ended December 31, 2018 from €2,229 million for the year ended December 31, 2017, primarily due to an increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of credit and debit cards, particularly in Spain and Mexico, which more than offset the impact of the depreciation of the currencies of the main countries where BBVA operates against the euro.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities increased by 31.6% to €1,234 million for the year ended December 31, 2018 compared to a net gain of €938 million for the year ended December 31, 2017.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	216	985	(78.1)
Financial assets at amortized cost	51	133	(61.7)
Other financial assets and liabilities	164	852	(80.8)
Gains (losses) on financial assets and liabilities held for trading, net	707	218	224.3
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	96	-	n.m. (1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	143	(56)	n.m. (1)
Gains (losses) from hedge accounting, net	72	(209)	n.m. (1)
Net gains (losses) on financial assets and liabilities	1,234	938	31.6

(1) Not meaningful.

Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased to €216 million in the year ended December 31, 2018 from €985 million in the year ended December 31, 2017 mainly due to lower ALCO portfolio sales and reclassifications of the underlying portfolios caused by the implementation of IFRS 9.

Gains on financial assets and liabilities held for trading increased to €707 million in the year ended December 31, 2018 from €218 million in the year ended December 31, 2017 mainly as a result of the implementation of IFRS 9, which led to the reclassification of the underlying portfolios and the recording, since January 1, 2018, of dividends from “Financial assets and liabilities held for trading” under this heading.

Gains on non-trading financial assets mandatorily at fair value through profit or loss amounted to €96 million. This heading was first introduced in 2018 as a result of the implementation of IFRS 9 on January 1, 2018. Previously, this category did not exist under IAS 39.

Exchange differences, net

Exchange differences decreased to a €9 million loss for the year ended December 31, 2018 from a €1,030 million gain for the year ended December 31, 2017. Exchange differences were €1,030 million for the year ended December 31, 2017 mainly as a result of certain financial transactions particularly in Turkey.

Other operating income and expense, net

Other operating income for the year ended December 31, 2018 decreased 34.1% to €949 million, compared with the €1,439 million recorded for the year ended December 31, 2017, mainly as a result of lower income from real-estate related services in Spain and the depreciation of the currencies of the main countries where BBVA operates against the euro.

Other operating expense for the year ended December 31, 2018 amounted to €2,101 million, a 5.5% decrease compared with the €2,223 million recorded for the year ended December 31, 2017, mainly as a result of lower expense from real-estate related services in Spain and the depreciation of the currencies of the main countries where BBVA operates against the euro, partially offset by the impact of hyperinflation in Argentina and the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2018 was €2,949 million, a 11.8% decrease compared with the €3,342 million of income recorded for the for the year ended December 31, 2017, mainly as a result of lower insurance premiums related to insurance-savings  products in Spain (through BBVA Seguros) and the depreciation of the currencies of the main countries where BBVA operates against the euro.

Expense on insurance and reinsurance contracts for the year ended December 31, 2018 was €1,894 million, a 16.6% decrease compared with the €2,272 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the currencies of the main countries where BBVA operates against the euro.

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2018 amounted to €10,494 million, a 5.6% decrease compared with the €11,112 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro, which was offset in part by a 63.7% increase in technology and systems expense.

The table below provides a breakdown of personnel expense for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,786	5,163	(7.3)
Social security costs	722	761	(5.1)
Defined contribution plan expense	89	87	2.3
Defined benefit plan expense	58	62	(6.5)
Other personnel expense	465	497	(6.4)
Personnel expense	6,120	6,571	(6.9)

The table below provides a breakdown of other administrative expense for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,133	692	63.7
Communications	235	269	(12.6)
Advertising	336	352	(4.5)
Property, fixtures and materials	982	1,033	(4.9)
Of which:
Rent expense	552	581	(5.0)
Taxes other than income tax	417	456	(8.6)
Other expense	1,271	1,738	(26.9)
Other administrative expense	4,374	4,541	(3.7)

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2018 was €1,208 million, a 12.9% decrease compared with the €1,387 million recorded for the year ended December 31, 2017, mainly as a result of lower expense from amortization of intangible assets, particularly related to software in Spain, and the depreciation of the currencies of the main countries where BBVA operates against the euro.

Provisions or reversal of provisions

Provisions or reversal of provisions for the year ended December 31, 2018 amounted to an expense of €373 million, a 49.9% decrease compared with the €745 million expense recorded for the year ended December 31, 2017, mainly as a result of a decrease in the provisions related to early retirements and contributions to pension funds in Spain, as a result in part to the transfer of certain employees to Divarian (as part of the Cerberus Transaction).

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2018 was an expense of €3,981 million, a 17.1% decrease compared with the €4,803 million expense recorded for the year ended December 31, 2017. In 2017, we recognized impairment losses of €1,123 million relating to our stake in Telefónica, S.A.

The table below provides the breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	1	1,127	(99.9)
Financial assets at amortized cost	3,980	3,676	8.3
Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss	3,981	4,803	(17.1)

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, for the year ended December 31, 2018 amounted to €78 million, a 66% increase compared with the € 47 million gain recorded for December 31, 2017, mainly as a result of capital gains from the sale of portfolios in the Mexico and Non-Core Real Estate segments.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2018 was €815 million, compared with the €26 million profit recorded for the year ended December 31, 2017, mainly as a result of the sale of BBVA Chile and the Cerberus Transaction.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2018 amounted to €8,446 million, a 21.9% increase compared with the €6,931 million operating profit before tax recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2018 amounted to €2,295 million, a 5.8% increase compared with the €2,169 million expense recorded for the year ended December 31, 2017, attributable in part to the higher operating profit before tax. Tax expense related to profit from continuing operations for the year ended December 31, 2017 was adversely affected by the recognition of the impairment losses relating to our stake in Telefónica, S.A., which adversely affected our operating profit before tax but had no impact on taxable income for such year.

Profit

As a result of the foregoing, profit for the year ended December 31, 2018 amounted to €6,151 million, a 29.2% increase compared with the €4,762 million recorded for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2018 amounted to €5,324 million, a 51.3% increase compared with the €3,519 million recorded for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2018 amounted to €827 million, a 33.5% decrease compared with the €1,243 million profit attributable to non-controlling interests recorded for the year ended December 31, 2017, mainly as a result of the decrease in the profit attributable to non-controlling interests in Turkey and Argentina.

BBVA Group results of operations for 2017 compared with 2016

The table below shows the Group’s consolidated income statements for 2017 and 2016:

	Year Ended December 31,

	2017	2016	Change
	(In Millions of Euros)		(In %)
Interest and other income	29,296	27,708	5.7
Interest expense	(11,537)	(10,648)	8.3
Net interest income	17,758	17,059	4.1
Dividend income	334	467	(28.5)
Share of profit or loss of entities accounted for using the equity method	4	25	(84.0)
Fee and commission income	7,150	6,804	5.1
Fee and commission expense	(2,229)	(2,086)	6.9
Net gains (losses) on financial assets and liabilities (1)	938	1,661	(43.5)
Exchange differences, net	1,030	472	118.2
Other operating income	1,439	1,272	13.1
Other operating expense	(2,223)	(2,128)	4.5
Income on insurance and reinsurance contracts	3,342	3,652	(8.5)
Expense on insurance and reinsurance contracts	(2,272)	(2,545)	(10.7)
Gross income	25,270	24,653	2.5
Administration costs	(11,112)	(11,366)	(2.2)
Personnel expense	(6,571)	(6,722)	(2.2)
Other administrative expense	(4,541)	(4,644)	(2.2)
Depreciation and amortization	(1,387)	(1,426)	(2.7)
Net margin before provisions (2)	12,771	11,861	7.7
Provisions or reversal of provisions	(745)	(1,186)	(37.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,803)	(3,801)	26.4
Impairment or reversal of impairment on non-financial assets	(364)	(521)	(30.1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	47	70	(32.9)
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	26	(31)	n.m. (3)
Operating profit/(loss) before tax	6,931	6,392	8.4
Tax expense or income related to profit or loss from continuing operations	(2,169)	(1,699)	27.7
Profit from continuing operations	4,762	4,693	1.5
Profit from discontinued operations, net	-	-	-
Profit	4,762	4,693	1.5
Profit attributable to parent company	3,519	3,475	1.3
Profit attributable to non-controlling interests	1,243	1,218	2.1

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(2)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

The changes in our consolidated income statements for 2017 and 2016 were as follows:

Net interest income

The following table summarizes net interest income for 2017 and 2016:

	Year Ended December 31,

	2017	2016	Change
	(In Millions of Euros)		(In %)
Interest and other income	29,296	27,708	5.7
Interest expense	(11,537)	(10,648)	8.3
Net interest income	17,758	17,059	4.1

Net interest income for the year ended December 31, 2017 amounted to €17,758 million, a 4.1% increase compared with the €17,059 million recorded for the year ended December 31, 2016, mainly as a result of higher interest rates of interest-earning assets, particularly foreign loans and advances to customers,  which more than offset the higher growth in interest and similar expenses. By segment, the increase in net interest income was driven mainly by net interest income increases in the following regions:

•          in the United States, mainly as a result of the impact of Federal Reserve Board benchmark interest rate increases;

•          in Mexico, mainly as a result of higher interest rates applicable to loans and advances to customers and, to a lesser extent, an increase in the average volume of loans and advances to customers; and

•          in South America, generally due to increases in the average volume of interest-earning assets, particularly loans and advances to customers, in the countries in the region where BBVA operates;

and which was partially offset by:

•          the performance of the Banking Activity in Spain operating segment, which was adversely affected by the lower average volumes of interest-earning assets (mainly securities, derivatives and loans); and

•          the performance of the Turkey operating segment, as a result of the negative impact of the depreciation of the Turkish lira which more than offset the higher interest rates of interest-earning assets, particularly loans and advances to customers, and growth in activity, particularly in cash and cash balances with central banks.

Dividend income

Dividend income for the year ended December 31, 2017 amounted to €334 million, a 28.5% decrease compared with the €467 million recorded for the year ended December 31, 2016, mainly as a result of our divestment in China CITIC Bank Corporation Limited (“CNCB”), a 2.14% stake of which we sold  in 2017, and lower dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit of entities accounted for using the equity method for the year ended December 31, 2017 amounted to €4 million, an 84% decrease compared with the €25 million recorded for the year ended December 31, 2016.

Fee and commission income

The breakdown of fee and commission income for the years ended December 31, 2017 and 2016 is as follows:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Bills receivables	46	52	(11.5)
Current accounts	507	469	8.1
Credit and debit cards	2,834	2,679	5.8
Checks	212	207	2.4
Transfers and others payment orders	601	578	4.0
Insurance product commissions	192	178	7.9
Commitment fees	231	237	(2.5)
Contingent risks	396	406	(2.5)
Asset Management	923	839	10.0
Securities fees	385	335	14.9
Custody securities	122	122	0.0
Other	700	701	(0.1)
Fee and commission income	7,150	6,804	5.1

Fee and commission income increased by 5.1% to €7,150 million for the year ended December 31, 2017 from €6,804 million for the year ended December 31, 2016, mainly as a result of an increase in fees and commissions from the use of credit cards in South America, Mexico, Spain and the United States, and an increase in securities fees and asset management fees in Spain.

Fee and commission expense

The breakdown of fee and commission expense for 2017 and 2016 is as follows:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	1,458	1,334	9.3
Transfers and others payment orders	102	102	-
Commissions for selling insurance	60	63	(4.8)
Other fees and commissions	610	587	3.9
Fee and commission expense	2,229	2,086	6.9

Fee and commission expense increased by 6.9% to €2,229 million for the year ended December 31, 2017 from €2,086 million for the year ended December 31, 2016, primarily due to an increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of credit and debit cards in South America, Mexico and Spain.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities decreased 43.5% to €938 million for the year ended December 31, 2017, compared with a gain of €1,661 million for the year ended December 31, 2016, primarily as result of lower sales of ALCO (Assets and Liabilities Committee) portfolios in Spain. In addition, the gain in the prior period was partially due to the sale of our stake in VISA Europe, Ltd. recorded in the second quarter of 2016, which resulted in a €225 million gain.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	985	1,375	(28.4)
Available-for-sale financial assets	843	1,271	(33.7)
Loans and receivables	133	95	40.6
Other	9	10	(7.1)
Gains (losses) on financial assets and liabilities held for trading, net	218	248	(12.1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(56)	114	n.m. (1)
Gains (losses) from hedge accounting, net	(209)	(76)	175.0
Net gains (losses) on financial assets and liabilities	938	1,661	(43.5)

(1) Not meaningful.

Exchange differences, net

Exchange differences increased to €1,030 million for the year ended December 31, 2017 from €472 million for the year ended December 31, 2016 mainly as a result of certain financial operations particularly in Turkey.

Other operating income and expense, net

Other operating income for the year ended December 31, 2017 increased 13.1% to €1,439 million, compared with the €1,272 million recorded for the year ended December 31, 2016, mainly as a result of higher income from real estate-related services in Spain.

Other operating expense for the year ended December 31, 2017 amounted to €2,223 million, a 4.5% increase compared with the €2,128 million recorded for the year ended December 31, 2016, mainly as a result of  higher expense from real estate-related services in Spain.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2017 was €3,342 million, an 8.5% decrease compared with the €3,652 million of income recorded for the year ended December 31, 2016, mainly as a result of lower insurance activity in Spain and the impact of the depreciation of certain currencies against the euro.

Expense on insurance and reinsurance contracts for the year ended December 31, 2017 were €2,272 million, a 10.7% decrease compared with the €2,545 million expense recorded for the year ended December 31, 2016, mainly as a result of the lower insurance activity in Spain and the impact of the depreciation of certain currencies against the euro mentioned above, which had a corresponding impact on expenses on insurance and reinsurance contracts.

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2017 amounted to an expense of €11,112 million, a 2.2% decrease compared with the €11,366 million recorded for the year ended December 31, 2016, driven by declines in both personnel expense and other administrative expense, mainly as a result of some synergies in Spain (following the integration of Catalunya Banc) and the impact of the depreciation of certain currencies, particularly the Turkish Lira.

The table below provides a breakdown of personnel expense for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Wages and salaries	5,163	5,267	(2.0)
Social security costs	761	784	(2.9)
Defined contribution plan expense	87	87	0.0
Defined benefit plan expense	62	67	(7.5)
Other personnel expense	497	516	(3.7)
Personnel expense	6,571	6,722	(2.2)

The table below provides a breakdown of other administrative expense for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Technology and systems	692	673	2.8
Communications	269	294	(8.5)
Advertising	352	398	(11.6)
Property, fixtures and materials	1,033	1,080	(4.4)
Of which:
Rent expense	581	616	(5.7)
Taxes other than income tax	456	433	5.3
Other expense	1,738	1,766	(1.6)
Other administrative expense	4,541	4,644	(2.2)

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2017 was €1,387 million, a 2.7% decrease compared with the €1,426 million recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of some currencies against the euro.

Provisions or reversal of provisions

Provisions or reversal of provisions for the year ended December 31, 2017 amounted to an expense of €745 million, a 37.2% decrease compared with the €1,186 million expense recorded for the year ended December 31, 2016, mainly attributable to provisions recorded in 2016 related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (referred to as ”floor” clauses) in Spain. BBVA has made additional provisions during 2017 to cover possible contingencies and claims that may arise in connection with this matter in amounts that BBVA considers not significant.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2017 was an expense of €4,803 million, a 26.4% increase compared with the €3,801 million expense recorded for the year ended December 31, 2016, mainly as a result of the recognition of impairment losses of €1,123 million relating to our slightly above 5% stake in Telefónica, S.A. resulting from the fact that its stock price fell below our acquisition cost for a prolonged period

The Group’s non-performing asset ratio was 4.4% as of December 31, 2017, compared with 4.9% as of December 31, 2016.

Impairment or reversal of impairment on non-financial assets

Impairment losses on non-financial assets for the year ended December 31, 2017 amounted to €364 million, a 30.1% decrease compared with the €521 million loss recorded for the year ended December 31, 2016, mainly due to lower impairment losses on real estate investment properties in Spain.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, for the year ended December 31, 2017 amounted to €47 million, a 32.9% decrease compared with the €70 million gain recorded for the year ended December 31, 2016.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2017 was €26 million, compared with the €31 million loss recorded for the year ended December 31, 2016.

Operating profit/(loss)before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2017 amounted to €6,931 million, an 8.4% increase compared with the €6,392 million recorded for the year ended December 31, 2016.

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

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2017 amounted to €1,243 million, a 2.1% increase compared with the €1,218 million recorded for the year ended December 31, 2016, mainly as a result of the stronger performance of our Peruvian and Argentinian operations which have minority shareholders,  as well as the reduction of our stake in our Argentinian operations during the year, which more than offset the effect of the completion of the acquisition of an additional 9.95% stake in Garanti in March 2017 (which resulted in a reduction in the stake held by others in Garanti).

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with the management operating segment reporting criteria for 2018, which is set forth in the immediately succeeding paragraph.

On July 6, 2018, we completed the sale of our 68.19% stake in BBVA Chile, whose results were consolidated in our South America operating segment for the period from January 1 until its sale. For additional information on this sale, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018”. This transaction resulted in a capital gain, net of taxes, of €633 million, which was recorded in our Corporate Center segment. In this section, information relating to our Corporate Center segment for 2018 has been presented under management criteria pursuant to which the capital gain resulting from the sale of our stake in BBVA Chile has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group financial statements, the capital gain from such sale has been recorded under the heading “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

	For the year ended December 31, 2018
	Banking Activity in Spain	Non-Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total	Adjustments (1)	Group Income
	(In Millions of Euros)
Net interest income	3,672	32	2,276	5,568	3,135	3,009	175	(276)	17,591	-	17,591
Net fees and commissions	1,681	1	596	1,205	686	631	138	(59)	4,879	-	4,879
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	466	64	109	223	11	405	101	(155)	1,223	-	1,223
Other operating income and expense, net (3)	124	(59)	9	197	70	(344)	-	57	54	-	54
Gross income	5,943	38	2,989	7,193	3,901	3,701	415	(432)	23,747	-	23,747
Administration costs	(2,974)	(60)	(1,684)	(2,115)	(1,105)	(1,565)	(285)	(706)	(10,494)	-	(10,494)
Depreciation and amortization	(288)	(5)	(178)	(253)	(138)	(125)	(6)	(214)	(1,208)	-	(1,208)
Net margin before provisions (4)	2,680	(28)	1,127	4,825	2,658	2,011	124	(1,352)	12,045	-	12,045
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(371)	(12)	(225)	(1,555)	(1,202)	(638)	24	(2)	(3,981)	-	(3,981)
Provisions or reversal of provisions and other results	(292)	(89)	16	24	(8)	(65)	(3)	(65)	(483)	866	382
Operating profit/ (loss) before tax	2,017	(129)	919	3,294	1,448	1,307	144	(1,420)	7,580	866	8,446
Tax expense or income related to profit or loss from continuing operations	(492)	52	(184)	(909)	(294)	(475)	(51)	290	(2,062)	(233)	(2,295)
Profit from continuing operations excluding corporate operations	1,525	(78)	735	2,385	1,154	833	93	(1,130)	5,518		6,151
Profit from corporate operations, net	-	-	-	-	-	-	-	633	633	(633)	-
Profit	1,525	(78)	735	2,385	1,154	833	93	(497)	6,151	-	6,151
Profit attributable to non-controlling interests	(3)	-	-	(1)	(585)	(241)	-	3	(827)	-	(827)
Profit attributable to parent company	1,522	(78)	735	2,384	569	591	93	(494)	5,324	-	5,324

(1)        Adjustments in 2018 relate to the treatment of the capital gain derived from the sale of our 68.19% stake in BBVA Chile. In particular, information relating to our Corporate Center segment for 2018 has been presented under management criteria pursuant to which such capital gain has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group Income, the capital gain from the sale of our stake in BBVA Chile has been recorded under the heading “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).

(2)        Includes the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)        Includes the following income statement line items contained in the Consolidated Financial Statements: “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(4)        “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2017 (1)
	Banking Activity in Spain	Non-Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group Income
	(In Millions of Euros)
Net interest income	3,738	71	2,119	5,476	3,331	3,200	180	(357)	17,758
Net fees and commissions	1,561	3	644	1,219	703	713	164	(86)	4,921
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	555	-	111	249	14	480	123	436	1,968
Other operating income and expense, net (3)	327	(91)	2	177	67	59	1	80	622
Gross income	6,180	(17)	2,876	7,122	4,115	4,451	468	73	25,270
Administration costs	(3,071)	(81)	(1,665)	(2,195)	(1,325)	(1,886)	(297)	(592)	(11,112)
Depreciation and amortization	(319)	(18)	(187)	(256)	(178)	(121)	(11)	(297)	(1,387)
Net margin before provisions(4)	2,790	(116)	1,025	4,671	2,612	2,444	160	(815)	12,770
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(567)	(138)	(241)	(1,651)	(453)	(650)	23	(1,125)	(4,803)
Provisions or reversal of provisions and other results	(369)	(403)	(36)	(35)	(12)	(103)	(6)	(73)	(1,036)
Operating profit/ (loss) before tax	1,854	(657)	748	2,984	2,147	1,691	177	(2,013)	6,931
Tax expense or income related to profit or loss from continuing operations	(477)	166	(262)	(797)	(426)	(486)	(52)	166	(2,169)
Profit from continuing operations	1,377	(491)	486	2,187	1,720	1,205	125	(1,847)	4,762
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-	-
Profit	1,377	(491)	486	2,187	1,720	1,205	125	(1,847)	4,762
Profit attributable to non-controlling interests	(3)	1	-	-	(895)	(345)	-	(1)	(1,243)
Profit attributable to parent company	1,374	(490)	486	2,187	826	861	125	(1,848)	3,519

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2016
	Banking Activity in Spain	Non-Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group Income
	(In Millions of Euros)
Net interest income	3,877	60	1,953	5,126	3,404	2,930	166	(455)	17,059
Net fees and commissions	1,477	6	638	1,149	731	634	194	(110)	4,718
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	786	(3)	142	222	77	464	87	357	2,133
Other operating income and expense, net (2)	277	(68)	(27)	270	46	25	45	177	744
Gross income	6,416	(6)	2,706	6,766	4,257	4,054	491	(31)	24,653
Administration costs	(3,252)	(96)	(1,652)	(2,149)	(1,524)	(1,793)	(330)	(569)	(11,366)
Depreciation and amortization	(327)	(27)	(190)	(247)	(214)	(100)	(12)	(307)	(1,426)
Net margin before provisions(3)	2,837	(130)	863	4,371	2,519	2,160	149	(907)	11,862
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(763)	(138)	(221)	(1,626)	(520)	(526)	30	(37)	(3,801)
Provisions or reversal of provisions and other results	(807)	(475)	(30)	(67)	(93)	(82)	23	(139)	(1,668)
Operating profit/ (loss) before tax	1,268	(743)	612	2,678	1,906	1,552	203	(1,084)	6,392
Tax expense or income related to profit or loss from continuing operations	(360)	148	(153)	(697)	(390)	(487)	(52)	293	(1,699)
Profit from continuing operations	908	(595)	459	1,981	1,515	1,065	151	(791)	4,693
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-	-
Profit	908	(595)	459	1,981	1,515	1,065	151	(791)	4,693
Profit attributable to non-controlling interests	(3)	-	-	(1)	(917)	(294)	-	(3)	(1,218)
Profit attributable to parent company	905	(595)	459	1,980	599	771	151	(794)	3,475

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

(2)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of operations by operating segment for 2018 Compared with 2017

BANKING ACTIVITY IN SPAIN

	For the Year Ended December 31,
	2018	2017 (1)	Change
	(In Millions of Euros)		(In %)
Net interest income	3,672	3,738	(1.8)
Net fees and commissions	1,681	1,561	7.7
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	466	555	(16.1)
Other operating income and expense, net	(361)	(106)	239.4
Income and expense on insurance and reinsurance contracts	485	433	12.0
Gross income	5,943	6,180	(3.8)
Administration costs	(2,974)	(3,071)	(3.1)
Depreciation and amortization	(288)	(319)	(9.8)
Net margin before provisions (3)	2,680	2,790	(3.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(371)	(567)	(34.6)
Provisions or reversal of provisions and other results	(292)	(369)	(20.9)
Operating profit/(loss) before tax	2,017	1,854	8.8
Tax expense or income related to profit or loss from continuing operations	(492)	(477)	3.1
Profit from continuing operations	1,525	1,377	10.8
Profit from corporate operations, net	-	-	-
Profit	1,525	1,377	10.8
Profit attributable to non-controlling interests	(3)	(3)	7.1
Profit attributable to parent company	1,522	1,374	10.8

(1)  Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2) Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,672 million, a 1.8% decrease compared with the €3,738 million recorded for the year ended December 31, 2017, mainly as a result of the decrease in the average volume of interest-earning assets and the increase in the costs of wholesale funding due to the fact that targeted longer-term refinancing operations (TLTRO) were partially replaced by other types of funding which bear higher interest rates. The net interest margin over total average assets of this operating segment amounted to 1.13% for the year ended December 31, 2018 compared with 1.18% for the year ended December 31, 2017.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €1,681 million, a 7.7% increase compared with the €1,561 million recorded for the year ended December 31, 2017, mainly as a result of the significant contribution from asset management fees and banking commissions, particularly those associated with account maintenance.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 was a net gain of €466 million, a 16.1% decrease compared with the €555 million net gain recorded for the year ended December 31, 2017, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2018 amounted to €361 million, compared with the €106 million recorded for the year ended December 31, 2017, mainly as a result of the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund as compared with 2017.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €485 million, a 12.0% increase compared with the €433 million recorded for the year ended December 31, 2017, mainly as a result of a lower claims ratio and new contract origination.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €2,974 million, a 3.1% decrease compared with the €3,071 million recorded for the year ended December 31, 2017, mainly as a result of a decline in both personnel expense and other administrative expense driven by the evolution of efficiency plans (which generated savings of €19 million on communications, rent and legal expense).

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to a €371 million expense, a 34.6% decrease compared with the €567 million expense recorded for the year ended December 31, 2017, mainly as a result of lower gross additions to non-performing loans and loan-loss provisions for large customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €292 million expense, a 20.9% decrease compared with the €369 million expense recorded for the year ended December 31, 2017, mainly as a result of the decrease in provisions related to early retirements and contributions to pension funds.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €2,017 million, an 8.8% increase compared with the €1,854 million recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was an expense of €492 million, a 3.1% increase compared with the €477 million expense recorded for the year ended December 31, 2017 mainly as a result of the higher operating profit before tax. Tax expense amounted to 24.4% of operating profit before tax for the year ended December 31, 2018 and 25.7% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €1,522 million, a 10.8% increase compared with the €1,374 million recorded for the year ended December 31, 2017.

NON-CORE REAL ESTATE

	For the Year Ended December 31,
	2018	2017 (1)	Change
	(In Millions of Euros)		(In %)
Net interest income	32	71	(55.8)
Net fees and commissions	1	3	(56.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	64	-	n.m. (3)
Other operating income and expenses, net	(59)	(91)	(35.7)
Income and expenses on insurance and reinsurance contracts	-	-	0.0
Gross income	38	(17)	n.m. (3)
Administration costs	(60)	(81)	(25.1)
Depreciation and amortization	(5)	(18)	(73.3)
Net margin before provisions (4)	(28)	(116)	(76.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(12)	(138)	(91.0)
Provisions or reversal of provisions and other results	(89)	(403)	(77.8)
Operating profit/(loss) before tax	(129)	(657)	(80.3)
Tax expense or income related to profit or loss from continuing operations	52	166	(68.8)
Profit from continuing operations	(78)	(491)	(84.2)
Profit from corporate operations, net	-	-	-
Profit	(78)	(491)	(84.2)
Profit attributable to non-controlling interests	-	1	n.m. (3)
Profit attributable to parent company	(78)	(490)	(84.2)

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Not meaningful.

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net real estate exposure (which includes loans to developers, foreclosed real estate assets and other real estate assets, net of provisions) amounted to €2,498 million as of December 31, 2018, a 61.1% reduction in year-on-year terms compared to net real estate exposure of €6,416 million as of December 31, 2017 as a result mainly of the Cerberus Transaction. In addition, outstanding performing loans to developers in an aggregate amount of €260 million were transferred from the Non-Core Real Estate segment to the Banking Activity in Spain segment in 2018.

In recent years BBVA has taken several steps to reduce its exposure to real estate assets in Spain. As part of such efforts, BBVA entered into the Cerberus Transaction. As of December 31, 2018, BBVA maintained a 20% stake in Divarian, which was recorded in the Corporate Center. Additionally, on December 21, 2018, the Group sold its 25.24% stake in Testa for €478 million. Moreover, on December 21, 2018, BBVA reached an agreement with Voyager Investing UK Limited Partnership, an entity managed by Canada Pension Plan Investment Board, for the transfer of a portfolio of credit rights which is mainly composed by non-performing and in default mortgage credits, with an aggregate outstanding balance amounting to approximately €1,490 million. Completion of the transaction is subject to fulfilment of certain conditions and is expected to take place during the second quarter of 2019. For additional information on these sales, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €32 million, a 55.8% decrease compared with the €71 million recorded for the year ended December 31, 2017 mainly as a result of the transfer of certain loan portfolios, including as a result of the Cerberus Transaction.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences, net of this operating segment for the year ended December 31, 2018 amounted to €64 million, compared with nil for the year ended December 31, 2017 mainly due to the payment received from the Deposit Guarantee Fund of Credit Institutions in relation to an impairment recorded in 2017.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2018 was €59 million, a 35.7% decrease compared with the €91 million recorded for the year ended December 31, 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €60 million, a 25.1% decrease compared with the €81 million recorded for the year ended December 31, 2017, mainly as a result of the Cerberus Transaction which resulted in the transfer of certain employees to Divarian.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was an expense of €12 million, a 91.0% decrease compared with the €138 million expense recorded for the year ended December 31, 2017, mainly as a result of decreased impaired assets due to the reduction of the portfolio size.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 amounted to an €89 million expense, a 77.8% decrease compared with the €403 million expense recorded for the year ended December 31, 2017, mainly as a result of lower provisions due to the Cerberus Transaction, including the transfer of certain employees to Divarian.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2018 was €129 million, an 80.3% decrease compared with the €657 million loss recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2018 amounted to €52 million, a 68.8% decrease compared with the €166 million income recorded for the year ended December 31, 2017. Consequently, tax income amounted to 40.0% of the operating loss before tax for the year ended December 31, 2018, and 25.2% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 was a loss of €78 million, an 84.2% decrease compared with the €490 million loss recorded for the year ended December 31, 2017.

UNITED STATES

	For the Year Ended December 31,
	2018	2017 (1)	Change
	(In Millions of Euros)		(In %)
Net interest income	2,276	2,119	7.4
Net fees and commissions	596	644	(7.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	109	111	(1.9)
Other operating income and expense, net	9	2	n.m. (3)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	2,989	2,876	3.9
Administration costs	(1,684)	(1,665)	1.2
Depreciation and amortization	(178)	(187)	(4.6)
Net margin before provisions (4)	1,127	1,025	10.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(225)	(241)	(6.8)
Provisions or reversal of provisions and other results	16	(36)	n.m. (3)
Operating profit/(loss) before tax	919	748	22.9
Tax expense or income related to profit or loss from continuing operations	(184)	(262)	(29.8)
Profit from continuing operations	735	486	51.3
Profit from corporate operations, net	-	-	-
Profit	735	486	51.3
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	735	486	51.3

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2) Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Not meaningful.

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2018 the U.S. dollar depreciated 4.3% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the United States operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €2,276 million, a 7.4% increase compared with the €2,119 million recorded for the year ended December 31, 2017, due mainly to higher interest rates (as a result of the Federal Reserve Board benchmark interest rate increases) and to measures adopted by BBVA Compass to improve loan yields and contain the increase in the cost of deposits (including an improved deposit mix and wholesale funding), partially offset by the depreciation of the U.S. dollar against the euro and the higher levels of interest on deposits and interest on FHLB and other borrowings. The net interest margin over total average assets of this operating segment amounted to 2.91% for the year ended December 31, 2018 compared with 2.68% for the year ended December 31, 2017.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €596 million, a 7.5% decrease compared with the €644 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the U.S. dollar against the euro and the decrease in investment banking and advisory fees.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 was a net gain of €109 million, a 1.9% decrease compared with the €111 million gain recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the U.S. dollar against the euro, which was partially offset by trading gains from bonds and foreign exchange transactions.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2018 was €9 million, compared with the €2 million net expense recorded for the year ended December 31, 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,684 million, a 1.2% increase compared with the €1,665 million recorded for the year ended December 31, 2017, mainly due to an increase in technology and systems expense and advertising expense, partially offset by the depreciation of the U.S. dollar against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €225 million expense, a 6.8% decrease compared with the €241 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower allowances for loan losses in those portfolios affected by the 2017 hurricanes and, to a lesser extent, the depreciation of the U.S. dollar against the euro.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €919 million, a 22.9% increase compared with the €748 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €184 million, a 29.8% decrease compared with the €262 million expense recorded for the year ended December 31, 2017. Tax expense amounted to 20.0% of operating profit before tax for the year ended December 31, 2018, compared with 35.1% for the year ended December 31, 2017, due to the reduction in the effective tax rate following the tax reform approved in 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €735 million, a 51.3% increase compared with the €486 million recorded for the year ended December 31, 2017.

MEXICO

	For the Year Ended December 31,
	2018	2017 (1)	Change
	(In Millions of Euros)		(In %)
Net interest income	5,568	5,476	1.7
Net fees and commissions	1,205	1,219	(1.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	223	249	(10.4)
Other operating income and expense, net	(236)	(239)	(1.3)
Income and expense on insurance and reinsurance contracts	433	416	4.1
Gross income	7,193	7,122	1.0
Administration costs	(2,115)	(2,195)	(3.7)
Depreciation and amortization	(253)	(256)	(1.3)
Net margin before provisions (3)	4,825	4,671	3.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,555)	(1,651)	(5.8)
Provisions or reversal of provisions and other results	24	(35)	n.m. (4)
Operating profit/(loss) before tax	3,294	2,984	10.4
Tax expense or income related to profit or loss from continuing operations	(909)	(797)	14.0
Profit from continuing operations	2,385	2,187	9.0
Profit from corporate operations, net	-	-	-
Profit	2,385	2,187	9.0
Profit attributable to non-controlling interests	(1)	-	n.m. (4)
Profit attributable to parent company	2,384	2,187	9.0

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(4)   Not meaningful.

In the year ended December 31, 2018, the Mexican peso depreciated 6.1% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2018 and in the results of operations of the Mexico operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €5,568 million, a 1.7% increase compared with the €5,476 million recorded for the year ended December 31, 2017, and an 8.2% increase excluding the negative exchange rate effect, which was mainly as a result of an increase in the average volume of loans and advances to customers. The net interest margin over total average assets of this operating segment amounted to 5.78% for 2018 (5.63% for 2017).

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €1,205 million, a 1.2% decrease compared with the €1,219 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 5.1% increase mainly as a result of increased activity in mutual funds, as well as a higher volume of transactions with on-line banking and credit card customers.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €223 million, a 10.4% decrease compared with the €249 million gain recorded for the year ended December 31, 2017, mainly as a result of the weaker performance of the Global Markets unit during 2018.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2018 was a net expense of €236 million, a 1.3% decrease compared with the €239 million net expense recorded for the year ended December 31, 2017.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €433 million, a 4.1% increase compared with the €416 million net income recorded for the year ended December 31, 2017, mainly as a result of the income derived from collective insurance policies.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 were €2,115 million, a 3.7% decrease compared with the €2,195 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 2.5%, which was below Mexico’s inflation rate for the period.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €1,555 million expense, a 5.8% decrease compared with the €1,651 million expense recorded for the year ended December 31, 2017. At a constant exchange rate, there was a 0.2% increase in impairment losses on financial assets.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €3,294 million, a 10.4% increase compared with the €2,984 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €909 million, a 14.0% increase compared with the €797 million expense recorded for the year ended December 31, 2017, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 27.6% of operating profit before tax for the year ended December 31, 2018, and 26.7% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €2,384 million, a 9.0% increase compared with the €2,187 million recorded for the year ended December 31, 2017.

TURKEY

From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and, on March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti, increasing our total holding of Garanti’s share capital to 49.85%. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017”.

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,135	3,331	(5.9)
Net fees and commissions	686	703	(2.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	11	14	(24.2)
Other operating income and expense, net	23	5	n.m. (2)
Income and expense on insurance and reinsurance contracts	46	62	(25.9)
Gross income	3,901	4,115	(5.2)
Administration costs	(1,105)	(1,325)	(16.6)
Depreciation and amortization	(138)	(178)	(22.4)
Net margin before provisions (3)	2,658	2,612	1.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,202)	(453)	165.3
Provisions or reversal of provisions and other results	(8)	(12)	(33.7)
Operating profit/(loss) before tax	1,448	2,147	(32.5)
Tax expense or income related to profit or loss from continuing operations	(294)	(426)	(31.0)
Profit from continuing operations	1,154	1,720	(32.9)
Profit from corporate operations, net	-	-	-
Profit	1,154	1,720	(32.9)
Profit attributable to non-controlling interests	(585)	(895)	(34.6)
Profit attributable to parent company	569	826	(31.0)

(1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The Turkish lira depreciated 27.8% against the euro in average terms the year ended December 31, 2018, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2018 and in the results of operations of the Turkey operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,135 million, a 5.9% decrease compared with the €3,331 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 30.3% increase in net interest income, mainly as a result of higher income from inflation-linked bonds. The net interest margin over total average assets of this operating segment amounted to 4.36% for the year ended December 31, 2018 (4.05% for 2017).

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €686 million, a 2.4% decrease compared with the €703 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira which more than offset the overall growth in net fees and commissions, on a constant exchange rate basis, mainly related to payment systems, advances, money transfers and other commissions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €11 million, a 24.2% decrease compared with the €14 million gain recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira against the euro, which offset the positive performance of global markets, asset and liabilities management and derivatives.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2018 was €23 million, compared with the €5 million of net expense recorded for the year ended December 31, 2017, mainly as a result of the lower contribution to the Deposit Guarantee Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €46 million, a 25.9% decrease compared with the €62 million income recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,105 million, a 16.6% decrease compared with the €1,325 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 15.4%, mainly as a result of the 20.3% average inflation rate in 2018.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €1,202 million expense, a 165.3% increase compared with the €453 million expense recorded for the year ended December 31, 2017, mainly as a result of the deterioration of the wholesale-customer portfolio and the adverse macroeconomic scenario.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,448 million, a 32.5% decrease compared with the €2,147 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €294 million, a 31.0% decrease compared with the €426 million expense recorded for the year ended December 31, 2017. Consequently, the effective tax rate amounted to 20.3% of operating profit before tax for the year ended December 31, 2018, and 19.9% for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2018 amounted to €585 million, a 34.6% decrease compared with the €895 million recorded for the or the year ended December 31, 2017 mainly as a result of the depreciation of the Turkish lira against the euro and our acquisition of an additional 9.95% stake in Garanti on March 22, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €569 million, a 31.0% decrease compared with the €826 million recorded for the year ended December 31, 2017 mainly as a result of the depreciation of the Turkish lira against the euro, offset in part by our acquisition of an additional 9.95% stake in Garanti on March 22, 2017.

SOUTH AMERICA

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,009	3,200	(6.0)
Net fees and commissions	631	713	(11.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	405	480	(15.7)
Other operating income and expense, net	(454)	(113)	n.m. (2)
Income and expense on insurance and reinsurance contracts	110	172	(36.0)
Gross income	3,701	4,451	(16.9)
Administration costs	(1,565)	(1,886)	(17.1)
Depreciation and amortization	(125)	(121)	3.2
Net margin before provisions (3)	2,011	2,444	(17.7)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(638)	(650)	(1.9)
Provisions or reversal of provisions and other results	(65)	(103)	(36.3)
Operating profit/(loss) before tax	1,307	1,691	(22.7)
Tax expense or income related to profit or loss from continuing operations	(475)	(486)	(2.2)
Profit from continuing operations	833	1,205	(30.9)
Profit from corporate operations, net	-	-	-
Profit	833	1,205	(30.9)
Profit attributable to non-controlling interests	(241)	(345)	(30.1)
Profit attributable to parent company	591	861	(31.3)

(1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2018, the Argentine peso depreciated 56.7% against the euro in average terms, compared with the year ended December 31, 2017. In addition, the Chilean peso, Colombian peso and Peruvian new sol also depreciated in average terms against the euro compared with the year ended December 31, 2017, by 3.2%, 4.3% and 5.1%, respectively. As a result, changes in exchange rates resulted in a negative impact on the results of operations of the South America operating segment for the year ended December 31, 2018  expressed in euros.

At the year-end 2018, the Argentinian economy was considered to be hyperinflationary as defined by IAS 29 (see Note 2.2.20 to our Consolidated Financial Statements). The negative impact of accounting for hyperinflation in Argentina in the net attributable profit of this operating segment was €266 million.

In addition, on July 6, 2018 we completed the sale of our 68.19% stake in BBVA Chile. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,009 million, a 6.0% decrease compared with the €3,200 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At constant exchange rates, there was a 12.8% increase mainly as a result of the growth in the average volume of and in the yield on interest-earning assets, which more than offset the impact of the sale of BBVA Chile. The net interest margin over total average assets of this operating segment amounted to 4.64% for the year ended December 31, 2018 (4.22% for 2017).

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €631 million, a 11.4% decrease compared with the €713 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At a constant exchange rate, there was a 10.9% increase mainly as a result of an increase in credit and debit card commissions, which more than offset the impact of the sale of BBVA Chile.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €405 million, a 15.7% decrease compared with the €480 million gain recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At a constant exchange rate, there was a 5.2% increase mainly as a result of foreign-currency operations.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2018 was €454 million, compared with the €113 million expense recorded for the year ended December 31, 2017, mainly as a result of the recording of the adjustment for hyperinflation in Argentina.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €110 million, a 36.0% decrease compared with the €172 million net income recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At constant exchange rates, there was a 5.4% decrease mainly as a result of the sale of the insurance business in Chile.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,565 million, a 17.1% decrease compared with the €1,886 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At constant exchange rates, there was a 6.6% increase mainly as a result of the high inflation registered in some countries of the region, which more than offset the impact of the sale of BBVA Chile.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2018 was €125 million, a 3.2% increase compared with the €121 million recorded for the year ended December 31, 2017 mainly as a result of higher expense related to software in Peru.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €638 million expense, a 1.9% decrease compared with the €650 million expense recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro, which more than offset the increase in impaired assets due to the increase in the size of the loan portfolio and the deterioration in credit quality.

Provisions or reversal of provisions  and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €65 million expense, a 36.3% decrease compared with the €103 million expense recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,307 million, a 22.7% decrease compared with the €1,691 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €475 million, a 2.2% decrease compared with the €486 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower operating profit before tax. Consequently, the effective tax rate amounted to 36.3% of operating profit before tax for the year ended December 31, 2018, and 28.7% for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2018 amounted to €241 million, a 30.1% decrease compared with the €345 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro and the sale of BBVA Chile (which had minority interests), offset in part by the impact of accounting for hyperinflation in Argentina.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €591 million, a 31.1% decrease compared with the €861 million recorded for the year ended December 31, 2017 affected by the accounting of hyperinflation in Argentina (which detracted €266 million from profit attributable to parent company), the depreciation of currencies in the region against the euro and the sale of BBVA Chile.

REST OF EURASIA

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	175	180	(2.5)
Net fees and commissions	138	164	(15.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	101	123	(17.3)
Other operating income and expense, net	-	1	n.m. (2)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	415	468	(11.4)
Administration costs	(285)	(297)	(4.1)
Depreciation and amortization	(6)	(11)	(44.2)
Net margin before provisions (3)	124	160	(22.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	24	23	4.0
Provisions or reversal of provisions and other results	(3)	(6)	(40.4)
Operating profit/(loss) before tax	144	177	(18.5)
Tax expense or income related to profit or loss from continuing operations	(51)	(52)	(2.6)
Profit from continuing operations	93	125	(25.2)
Profit from corporate operations, net	-	-	-
Profit	93	125	(25.2)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	93	125	(25.2)

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €175 million, a 2.5% decrease compared with the €180 million recorded for the year ended December 31, 2017, mainly as a result of a weaker performance of the Global Finance unit in Asia, particularly Corporate and Investment Banking (C&IB), partially offset by the performance of the Global Trade unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €138 million, a 15.9% decrease compared with the €164 million recorded for the year ended December 31, 2017, mainly as a result of lower commissions in the branch network in Europe.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €101 million, a 17.3% decrease compared with the €123 million net gain recorded for the year ended December 31, 2017, mainly as a result of the weaker performance of the Global Markets unit in Europe.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €285 million, a 4.1% decrease compared with the €297 million recorded for the year ended December 31, 2017, mainly as a result of the expense reduction efforts in the Corporate and Investment Banking (C&IB) unit and the Global Markets unit in Europe.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to income of €24 million, a 4.0% increase compared with the €23 million income recorded for the year ended December 31, 2017, mainly as a result of the lower loan loss provisions in Europe.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €144 million, an 18.5% decrease compared with the €177 million of operating profit recorded for the year ended December 31, 2017

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €51 million, a 2.6% decrease compared with the €52 million expense recorded for the year ended December 31, 2017. Consequently, the effective tax rate amounted to 35.2% of operating profit before tax for the year ended December 31, 2018, and 29.5% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €93 million, a 25.2% decrease compared with the €125 million recorded for the year ended December 31, 2017.

CORPORATE CENTER

	For the Year Ended December 31,
	2018	2017 (1)	Change
	(In Millions of Euros)		(In %)
Net interest income	(276)	(357)	(22.8)
Net fees and commissions	(59)	(86)	(32.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	(155)	436	n.m. (3)
Other operating income and expense, net	76	99	(23.8)
Income and expense on insurance and reinsurance contracts	(19)	(19)	(1.1)
Gross income	(432)	73	n.m. (3)
Administration costs	(706)	(592)	19.3
Depreciation and amortization	(214)	(297)	(27.8)
Net margin before provisions (4)	(1,352)	(815)	65.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2)	(1,125)	(99.8)
Provisions or reversal of provisions and other results	(65)	(73)	(10.8)
Operating profit/(loss) before tax	(1,420)	(2,013)	(29.5)
Tax expense or income related to profit or loss from continuing operations	290	166	75.0
Profit from continuing operations excluding corporate operations	(1,130)	(1,847)	(38.8)
Profit from corporate operations, net	633	-	n.m. (3)
Profit	(497)	(1,847)	(73.1)
Profit attributable to non-controlling interests	3	(1)	n.m. (3)
Profit attributable to parent company	(494)	(1,848)	(73.3)

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Not meaningful.

(4)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)

Net interest expense of this operating segment for the year ended December 31, 2018 was €276 million, a 22.8% decrease compared with the €357 million net expense recorded for the year ended December 31, 2017, mainly as a result of the lower cost of funding and the evolution of interest rates.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 was an expense of €59 million, a 32.1% decrease compared with an expense of €86 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower commissions paid in 2018 for cross-selling agreements.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €155 million, compared with the €436 million gain recorded for the year ended December 31, 2017, which was principally due to the sale of a 2.14% stake in CNCB in 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €706 million, a 19.3% increase compared with the €592 million recorded for the year ended December 31, 2017, mainly as a result of an increase in IT for the development of new capabilities, cybersecurity and process reengineering.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to a €2 million expense, a 99.8% decrease compared with the €1,125 million expense recorded for the year ended December 31, 2017, which related mainly to the recognition of impairment losses of €1,123 million in connection with BBVA’s stake in Telefónica, S.A. in such year.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €65 million expense, a 10.8% decrease compared with the €73 million expense recorded for the year ended December 31, 2017.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2018 was €1,420 million, a 29.5% decrease compared with the €2,013 million loss recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2018 amounted to €290 million, compared with the €166 million income recorded for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 was a loss of €494 million, compared with the €1,848 million loss recorded for the year ended December 31, 2017, mainly as a result of capital gains (net of taxes) originated by the sale of BBVA Chile, which amounted to €633 million.

Results of Operations by Operating Segment for 2017 Compared with 2016

BANKING ACTIVITY IN SPAIN

	For the Year Ended December 31,
	2017 (1)	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,738	3,877	(3.6)
Net fees and commissions	1,561	1,477	5.7
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	555	786	(29.4)
Other operating income and expense, net	(106)	(123)	(13.3)
Income and expense on insurance and reinsurance contracts	433	400	8.3
Gross income	6,180	6,416	(3.7)
Administration costs	(3,071)	(3,252)	(5.6)
Depreciation and amortization	(319)	(327)	(2.4)
Net margin before provisions (3)	2,790	2,837	(1.7)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(567)	(763)	(25.7)
Provisions or reversal of provisions and other results	(369)	(807)	(54.3)
Operating profit/(loss) before tax	1,854	1,268	46.3
Tax expense or income related to profit or loss from continuing operations	(477)	(360)	32.5
Profit from continuing operations	1,377	908	51.7
Profit from corporate operations, net	-	-	-
Profit	1,377	908	51.7
Profit attributable to non-controlling interests	(3)	(3)	3.2
Profit attributable to parent company	1,374	905	51.9

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,738 million, a 3.6% decrease compared with the €3,877 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in the average volume of interest-earning assets, particularly in the securities portfolio and derivatives as a result of the sale of certain wholesales portfolios and, to a lesser extent, lower average loans and advances to customers, partially offset by the lower funding cost of interest-bearing liabilities. The net interest margin over this operating segment’s total average assets amounted to 1.18% for the year ended December 31, 2017 compared with 1.15% for the year ended December 31, 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €1,561 million, a 5.7% increase compared with the €1,477 million recorded for the year ended December 31, 2016, mainly as a result of an increase in securities fees due to increased activity in our wholesale businesses and growth in mutual funds driven primarily by higher share prices.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 was a net gain of €555 million, a 29.4% decrease compared with the €786 million recorded for the year ended December 31, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios. The gain in the prior period was also partially due to the gains from the sale of our stake in VISA Europe, Ltd. recorded in the second quarter of 2016.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2017 were €106 million, a 13.3% decrease compared with the €123 million of net expense recorded for the year ended December 31, 2016, mainly as a result of a reduced annual contribution to the Single Resolution Fund and increased income from insurance activities.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €433 million, an 8.3% increase compared with the €400 million net income recorded for the year ended December 31, 2016, mainly as a result of the lower claims ratio and new contract origination.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to an expense of €3,071 million, a 5.6% decrease compared with the €3,252 million recorded for the year ended December 31, 2016, mainly as a result of a €66 million decrease in wages and salaries, a €38 million decrease in rent expense due to a reduction in the number of branches, a €20 million decrease in IT expense and a €23 million decrease in third-party services expense. Administration costs decreased for the six consecutive quarters ended December 31, 2017 due to the synergies related to the integration of Catalunya Bank and the implementation of efficiency plans.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 amounted to a €567 million expense, a 25.7% decrease compared with the €763 million expense recorded for the year ended December 31, 2016, mainly as a result of decreased impaired assets due to the improvement of credit quality, partially offset by the increase in the size of the loan portfolio by year-end. The non-performing asset ratio of this operating segment as of December 31, 2017 was 5.2% compared with 5.8% as of December 31, 2016.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €369 million expense, a 54.3% decrease compared with the €807 million expense recorded for the year ended December 31, 2016. Provisions recorded in 2016 were adversely affected by provisioning related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (referred to as “floor” clauses).  BBVA made additional provisions during 2017 to cover possible contingencies and claims in connection with this matter in amounts that BBVA considers not significant.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €1,854 million, a 46.3% increase compared with the €1,268 million recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was an expense of €477 million, a 32.5% increase compared with the €360 million expense recorded for the year ended December 31, 2016 mainly as a result of the higher operating profit before tax. The tax expense amounted to 25.8% of operating profit before tax for the year ended December 31, 2017, and 28.4% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €1,374 million, a 51.9% increase compared with the €905 million recorded for the year ended December 31, 2016.

NON-CORE REAL ESTATE

	For the Year Ended December 31,
	2017 (1)	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	71	60	19.5
Net fees and commissions	3	6	(50.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	-	(3)	(100.0)
Other operating income and expense, net	(91)	(68)	33.2
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	(17)	(6)	160.2
Administration costs	(81)	(96)	(16.4)
Depreciation and amortization	(18)	(27)	(33.8)
Net margin before provisions (3)	(116)	(130)	(11.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(138)	(138)	0.4
Provisions or reversal of provisions and other results	(403)	(475)	(15.2)
Operating profit/(loss) before tax	(657)	(743)	(11.6)
Tax expense or income related to profit or loss from continuing operations	166	148	12.1
Profit from continuing operations	(491)	(595)	(17.5)
Profit from corporate operations, net	-	-	-
Profit	(491)	(595)	(17.5)
Profit attributable to non-controlling interests	1	-	n.m. (4)
Profit attributable to parent company	(490)	(595)	(17.7)

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(4)   Not meaningful.

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

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2017 were €91 million, compared with the €68 million of net expense recorded for the year ended December 31, 2016, mainly as a result of a €32 million decrease in income from non-financial services.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €81 million, a 16.4% decrease compared with the €96 million recorded for the year ended December 31, 2016.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 amounted to an expense of €138 million, a 0.4% increase compared with the €138 million expense recorded for the year ended December 31, 2016. The non-performing asset ratio of this operating segment as of December 31, 2017 was 52.8% compared with 56.1% as of December 31, 2016.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €403 million expense, a 15.2% decrease compared with the €475 million expense recorded for the year ended December 31, 2016, mainly as a result of portfolio sales.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2017 was €657 million, an 11.6% decrease compared with the €743 million loss recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2017 amounted to €166 million, a 12.1% increase compared with the €148 million gain recorded for the year ended December 31, 2016. Consequently, tax income amounted to 25.3% of the operating loss before tax for the year ended December 31, 2017, and 19.9% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 was a loss of €490 million, a 17.7% decrease compared with the €595 million loss recorded for the year ended December 31, 2016.

UNITED STATES

	For the Year Ended December 31,
	2017 (1)	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	2,119	1,953	8.5
Net fees and commissions	644	638	1.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	111	142	(22.2)
Other operating income and expense, net	2	(27)	n.m. (3)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	2,876	2,706	6.3
Administration costs	(1,665)	(1,652)	0.7
Depreciation and amortization	(187)	(190)	(2.0)
Net margin before provisions (4)	1,025	863	18.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(241)	(221)	9.0
Provisions or reversal of provisions and other results	(36)	(30)	21.4
Operating profit/(loss) before tax	748	612	22.2
Tax expense or income related to profit or loss from continuing operations	(262)	(153)	71.3
Profit from continuing operations	486	459	5.9
Profit from corporate operations, net	-	-	-
Profit	486	459	5.9
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	486	459	5.9

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Not meaningful.

(4)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In 2017 the U.S. dollar depreciated 2.0% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement and in the results of operations of the United States operating segment for the year ended December 31, 2017 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €2,119 million, an 8.5% increase compared with the €1,953 million recorded for the year ended December 31, 2016, mainly as a result of higher interest rates (including as a result of the impact of the Federal Reserve Board benchmark interest rate increases), particularly related to loans and advances to customers, and, to a lesser extent, securities portfolio and derivatives, partially offset by the effect of higher interests on deposits, particularly from Federal Home Loan Banks. The net interest margin over total average assets of this operating segment amounted to 2.68% for the year ended December 31, 2017 compared with 2.26% for the year ended December 31, 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €644 million, a 1.1% increase compared with the €638 million recorded for the year ended December 31, 2016, mainly as a result of an  increase in commissions, particularly in credit and debit card commissions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 amounted to €111 million, a 22.2% decrease compared with the €142 million gain recorded for the year ended December 31, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) securities and mortgage portfolios.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €2 million, compared with the €27 million of net expense recorded for the year ended December 31, 2016, mainly as a result of the lower contribution made to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,665 million, a 0.7% increase compared with the €1,652 million recorded for the year ended December 31, 2016, mainly as a result of increases in general and administrative expense, particularly IT, consulting and marketing expense, and, to a lesser extent, an increase in personnel expense.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification  of this operating segment for the year ended December 31, 2017 was a €241 million expense, an 9.0% increase compared with the €221 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of additional allowances for loan losses related to the impact of hurricanes Harvey and Irma, and higher loan-loss provisioning related to consumer portfolios, partially offset by decreased impaired assets due to an improvement in the credit quality indicators of energy loans during 2017. The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.2%, compared with 1.5% as of December 31, 2016.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €748 million, a 22.2% increase compared with the €612 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €262 million, a 71.3% increase compared with the €153 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax and the impact of the remeasurement of deferred tax assets and liabilities due to the impact of the Tax Cuts and Jobs Act signed into law on December 22, 2017 (pursuant to which the corporate tax rate was also reduced). Consequently, tax expense amounted to 34.9% of operating profit before tax for the year ended December 31, 2017, compared with 25.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €486 million, a 5.9% increase compared with the €459 million recorded for the year ended December 31, 2016.

MEXICO

	For the Year Ended December 31,
	2017 (1)	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	5,476	5,126	6.8
Net fees and commissions	1,219	1,149	6.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	249	222	12.3
Other operating income and expense, net	(239)	(237)	1.0
Income and expense on insurance and reinsurance contracts	416	507	(17.8)
Gross income	7,122	6,766	5.3
Administration costs	(2,195)	(2,149)	2.2
Depreciation and amortization	(256)	(247)	3.8
Net margin before provisions (3)	4,671	4,371	6.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,651)	(1,626)	1.6
Provisions or reversal of provisions and other results	(35)	(67)	(47.8)
Operating profit/(loss) before tax	2,984	2,678	11.4
Tax expense or income related to profit or loss from continuing operations	(797)	(697)	14.4
Profit from continuing operations	2,187	1,981	10.4
Profit from corporate operations, net	-	-	-
Profit	2,187	1,981	10.4
Profit attributable to non-controlling interests	-	(1)	(100.0)
Profit attributable to parent company	2,187	1,980	10.5

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In 2017, the Mexican peso depreciated 3.1% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement and in the results of operations of the Mexico operating segment for the year ended December 31, 2017 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €5,476 million, a 6.8% increase compared with the €5,126 million recorded for the year ended December 31, 2016, and a 9.5% increase excluding the negative exchange rate effect. The increase was mainly the result of higher interest rates, particularly due to the effect of higher interest rates on the securities portfolio and loans and advances to customers, and to a lesser extent, an increase in the average volume of loans and advances to customers. Net interest margin over total average assets of this operating segment amounted to 5.63% for the year ended December 31, 2017 compared with 5.47% for the year ended December 31, 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €1,219 million, a 6.1% increase compared with the €1,149 million recorded for the year ended December 31, 2016, mainly as a result of an overall increase in commissions, particularly in credit and debit card commissions and fees from online and investment banking, partially offset by a decrease in commissions for selling insurance and the impact of the depreciation of the Mexican peso against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €249 million, a 12.3% increase compared with the €222 million gain recorded for the year ended December 31, 2016, mainly as a result of portfolio sales.

Other operating income and expense, net

Other net operating income and expense of this operating segment for the year ended December 31, 2017 amounted to a net expense of €239 million, compared with the €237 million of net expense recorded for the year ended December 31, 2016.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €416 million, a 17.8% decrease compared with the €507 million net income recorded for the year ended December 31, 2016, mainly as a result of the higher rate of claims brought by customers (particularly in the last quarter of 2017) as a result of the impact of natural disasters that took place during 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 were €2,195 million, a 2.2% increase compared with the €2,149 million recorded for the year ended December 31, 2016, mainly as a result of an increase in general and administrative expense, particularly IT expense, and, to a lesser extent, an increase in personnel expense. The increase was below Mexico’s inflation rate for 2017.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was a €1,651 million expense, a 1.6% increase compared with the €1,626 million expense recorded for the year ended December 31, 2016. Excluding the impact of the depreciation of the Mexican peso, the increase in impairment losses on financial assets (4.9%) was in line with the increase recorded in loans and advances to customers (5.3%). The non-performing asset ratio of this operating segment was 2.3% for both years ended December 31, 2017 and 2016.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €2,984 million, an 11.4% increase compared with the €2,678 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €797 million, a 14.4% increase compared with the €697 million expense recorded for the year ended December 31, 2016, mainly as a result of higher operating profit before tax. Consequently, tax expense amounted to 26.7% of operating profit before tax for the year ended December 31, 2017, and 26.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €2,187 million, a 10.5% increase compared with the €1,980 million recorded for the year ended December 31, 2016.

TURKEY

Since July 2015 we have fully consolidated Garanti’s results in our consolidated financial statements. From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and, on March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti, increasing our total holding of Garanti’s share capital to 49.85%. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2017”.

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,331	3,404	(2.1)
Net fees and commissions	703	731	(3.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	14	77	(81.2)
Other operating income and expense, net	5	(18)	n.m. (2)
Income and expense on insurance and reinsurance contracts	62	64	(2.6)
Gross income	4,115	4,257	(3.3)
Administration costs	(1,325)	(1,524)	(13.1)
Depreciation and amortization	(178)	(214)	(16.7)
Net margin before provisions (3)	2,612	2,519	3.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(453)	(520)	(13.0)
Provisions or reversal of provisions and other results	(12)	(93)	(87.2)
Operating profit/(loss) before tax	2,147	1,906	12.7
Tax expense or income related to profit or loss from continuing operations	(426)	(390)	9.2
Profit from continuing operations	1,720	1,515	13.5
Profit from corporate operations, net	-	-	-
Profit	1,720	1,515	13.5
Profit attributable to non-controlling interests	(895)	(917)	(2.4)
Profit attributable to parent company	826	599	37.9

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The Turkish lira depreciated 18.9% against the euro in average terms during 2017, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the Turkey operating segment for such year expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,331 million, a 2.1% decrease compared with the €3,404 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, there was a 20.6% increase in net interest income, mainly as a result of higher interest rates, particularly in loans and advances to customers and inflation-linked bonds, and the growth in activity, particularly in cash and cash balances with central banks, in line with the growth of the Turkish financial sector. The net interest margin over total average assets of this operating segment amounted to 4.05% for the year ended December 31, 2017 compared to 3.81% for the year ended December 31, 2016.

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

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €5 million, compared with the €18 million of net expense recorded for the year ended December 31, 2016, mainly as a result of a €13 million increase in financial income from real estate-related services.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €62 million, a 2.6% decrease compared with the €64 million in net income recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,325 million, a 13.1% decrease compared with the €1,524 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, administration costs increased by 7.2%, mainly as a result of the 11.9% inflation rate, which led to a €78 million increase in personnel expense and an €11 million increase in general and administrative expense.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was a €453 million expense, a 13.0% decrease compared with the €520 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, impairment losses on financial assets increased by 7.3%, mainly as a result of deterioration in credit quality and an increase in the size of the loan portfolio. The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.9% compared with 2.7% as of December 31, 2016. This increase was mainly the result of increased impairments of wholesale loans, the majority of which had already been fully provisioned.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €2,147 million, a 12.7% increase compared with the €1,906 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €426 million, a 9.2% increase compared with the €390 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 19.9% of operating profit before tax for the year ended December 31, 2017, and 20.5% for the year ended December 31, 2016.

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

SOUTH AMERICA

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,200	2,930	9.2
Net fees and commissions	713	634	12.4
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	480	464	3.4
Other operating income and expense, net	(113)	(133)	(15.0)
Income and expense on insurance and reinsurance contracts	172	158	8.8
Gross income	4,451	4,054	9.8
Administration costs	(1,886)	(1,793)	5.2
Depreciation and amortization	(121)	(100)	20.8
Net margin before provisions (2)	2,444	2,160	13.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(650)	(526)	23.6
Provisions or reversal of provisions and other results	(103)	(82)	26.2
Operating profit/(loss) before tax	1,691	1,552	8.9
Tax expense or income related to profit or loss from continuing operations	(486)	(487)	(0.3)
Profit from continuing operations	1,205	1,065	13.1
Profit from corporate operations, net	-	-	-
Profit	1,205	1,065	13.1
Profit attributable to non-controlling interests	(345)	(294)	17.0
Profit attributable to parent company	861	771	11.6

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In 2017, the Venezuelan bolivar depreciated significantly against the euro in average terms compared with the year ended December 31, 2016. In the year ended December 31, 2017  the Group used an estimated exchange rate of 18,182 Venezuelan bolivars per euro. In addition, the Argentine peso depreciated 12.8% against the euro in average terms. On the other hand, the Chilean peso, Colombian peso and Peruvian new sol appreciated in average terms against the euro compared with the year ended December 31, 2016, by 2.1%, 1.4% and 1.4%, respectively. In the aggregate, changes in exchange rates resulted in a negative impact on most of the headings of the results of operations of the South America operating segment for the year ended December 31, 2017 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,200 million, a 9.2% increase compared with the €2,930 million recorded for the year ended December 31, 2016, mainly as a result of growth in the average volume of interest-earning assets, particularly loans and advances to customers, and, to a lesser extent, in the securities portfolio and derivatives, partially offset by the depreciation of the Venezuelan bolivar and the Argentine peso. Assuming constant exchange rates, net interest income increased by 15.1%. The net interest margin over total average assets of this operating segment amounted to 4.22% for the year ended December 31, 2017 compared with 4.09% for the year ended December 31, 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €713 million, a 12.4% increase compared with the €634 million recorded for the year ended December 31, 2016, mainly as a result of an increase in credit and debit card commissions, which amounted to €33 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions which increased by €13 million, partially offset by the depreciation of local currencies against the euro. By country, the main variation was registered in Argentina where net fees and commissions, at a constant exchange rate, increased by €65 million.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €480 million, a 3.4% increase compared with the €464 million gain recorded for the year ended December 31, 2016, mainly as a result of foreign-currency operations.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2017 were €113 million, a 15.0% decrease compared with the €133 million recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €172 million, an 8.8% increase compared with the €158 million in net income recorded for the year ended December 31, 2016, mainly as a result of the performance in Colombia where income on insurance and reinsurance contracts, at a constant exchange rate, increased by €14 million.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,886 million, a 5.2% increase compared with the €1,793 million recorded for the year ended December 31, 2016, in line with the average inflation rate in most countries and partially offset by the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was an expense of €650 million, a 23.6% increase compared with the €526 million expense recorded for the year ended December 31, 2016, mainly as a result of increased impaired assets due to the deterioration of credit quality with certain customers, partially offset by a decrease in the volume of the loan portfolio, higher recovery of written-off assets and depreciation of the Venezuelan bolivar and the Argentine peso. The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.4% compared with 2.9% as of December 31, 2016.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €103 million expense, a 26.2% increase compared with the €82 million expense recorded for the year ended December 31, 2016, mainly as a result of an increase in contingent liabilities.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €1,691 million, an 8.9% increase compared with the €1,552 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €486 million, a 0.3% decrease compared with the €487 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso. Assuming constant exchange rates, tax expense increased by 10.1%, in line with the 8.9% increase in operating profit before tax. Consequently, tax expense amounted to 28.7% of operating profit before tax for the year ended December 31, 2017, and 31.4% for the year ended December 31, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2017 amounted to €345 million, a 17.2% increase compared with the €294 million recorded for the year ended December 31, 2016 mainly as a result of the stronger performance of our Peruvian and Argentinian operations, where there are minority shareholders, as well as the reduction of our stake in our Argentinian operations during 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €861 million, an 11.6% increase compared with the €771 million recorded for the year ended December 31, 2016.

REST OF EURASIA

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	180	166	8.7
Net fees and commissions	164	194	(15.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	123	87	40.4
Other operating income and expense, net	1	45	(97.3)
Gross income	468	491	(4.8)
Administration costs	(297)	(330)	(9.9)
Depreciation and amortization	(11)	(12)	(10.4)
Net margin before provisions (2)	160	149	7.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	23	30	(24.3)
Provisions or reversal of provisions and other results	(6)	23	n.m.(3)
Operating profit/(loss) before tax	177	203	(12.9)
Tax expense or income related to profit or loss from continuing operations	(52)	(52)	0.3
Profit from continuing operations	125	151	(17.4)
Profit from corporate operations, net	-	-	-
Profit	125	151	(17.4)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	125	151	(17.4)

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €180 million, an 8.7% increase compared with the €166 million recorded for the year ended December 31, 2016, mainly as a result of the performance of the Global Finance unit in Europe, particularly in retail businesses and Corporate and Investment Banking (C&IB),  and, to a lesser extent the performance of the Global Markets unit in Europe, partially offset by performance of the Global Markets unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €164 million, a 15.2% decrease compared with the €194 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in securities fees.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €123 million, a 40.4% increase compared with the €87 million net gain recorded for the year ended December 31, 2016, mainly as a result of a €21 million increase in the gains on financial assets in retail businesses, particularly in Portugal (€13 million increase) and a €28 million increase of the Global Markets unit in Europe, partially offset by a €25 million decrease of the Global Markets unit in Asia.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €1 million, compared with €45 million in other net operating income recorded for the year ended December 31, 2016, mainly as a result of our divestment in CNCB, a 2.14% stake of which we sold in 2017, which resulted in lower dividends from CNCB.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €297 million, a 9.9% decrease compared with the €330 million recorded for the year ended December 31, 2016, mainly as a result of expense reduction efforts in the Corporate and Investment Banking (C&IB) unit in Asia and the retail business in Europe.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 amounted to income of €23 million a 24.3% decrease compared with the €30 million income recorded for the year ended December 31, 2016, mainly as a result of the release of provisions, particularly in Portugal. The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.2% compared with 1.5% as of December 31, 2016.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €177 million, a 12.9% decrease compared with the €203 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €52 million, a 0.3% increase compared with the €52 million expense recorded for the year ended December 31, 2016, mainly as a result of a higher effective tax rate attributable in part to lower dividends received in 2017. Consequently, tax expense amounted to 29.5% of operating profit before tax for the year ended December 31, 2017, and 25.6% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €125 million, a 17.4% decrease compared with the €151 million recorded for the year ended December 31, 2016.

CORPORATE CENTER

	For the Year Ended December 31,
	2017 (1)	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	(357)	(455)	(21.6)
Net fees and commissions	(86)	(110)	(21.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	436	357	22.2
Other operating income and expense, net	99	197	(49.7)
Income and expense on insurance and reinsurance contracts	(19)	(21)	(9.8)
Gross income	73	(31)	n.m. (3)
Administration costs	(592)	(569)	4.1
Depreciation and amortization	(297)	(307)	(3.5)
Net margin before provisions (4)	(815)	(907)	(10.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,125)	(37)	n.m. (3)
Provisions or reversal of provisions and other results	(73)	(139)	(47.3)
Operating profit/(loss) before tax	(2,013)	(1,084)	85.8
Tax expense or income related to profit or loss from continuing operations	166	293	(43.3)
Profit from continuing operations	(1,847)	(791)	133.6
Profit from corporate operations, net	-	-	-
Profit	(1,847)	(791)	133.6
Profit attributable to non-controlling interests	(1)	(3)	(60.0)
Profit attributable to parent company	(1,848)	(794)	132.9

(1)   Revised. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)   Not meaningful.

(4)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)

Net interest expense of this operating segment for the year ended December 31, 2017 was €357 million, a 21.6% decrease compared with the €455 million expense recorded for the year ended December 31, 2016, mainly as a result of lower funding costs of the Group’s investments.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 were an expense of €86 million, a 21.2% decrease compared with an expense of €110 million loss recorded for the year ended December 31, 2016, mainly as a result of an increase in funds commissions income.

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

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €99 million, a 49.7% decrease compared with the €197 million net income recorded for the year ended December 31, 2016, mainly as a result of decreased dividends from Telefónica, S.A. as it lowered its dividends from €0.55 per share to €0.4 per share, and from CNCB, which also lowered its dividends and also due to the smaller stake held by the Group in CNCB (following the sale of a 2.14% stake in 2017).

Income and expense on insurance and reinsurance contracts

Income and expense on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 amounted to an expense of €19 million, a 9.8% decrease compared with the €21 million expense recorded for the year ended December 31, 2016.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €592 million, a 4.1% increase compared with the €569 million recorded for the year ended December 31, 2016, mainly as a result of the €15 million increase in fixed remuneration and also due to a €11 million increase in general and administrative expense, particularly IT expense.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was a €1,125 million expense, compared with the €37 million expense recorded for the year ended December 31, 2016, mainly as a result of the recognition of impairment losses of €1,123 million relating to our slightly above 5% stake in Telefónica, S.A. resulting from the fact that its stock price fell below our acquisition cost for a prolonged period.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €73 million expense, a 47.3% decrease compared with the €139 million expense recorded for the year ended December 31, 2016, mainly due to lower provisions for early retirements.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2017 was €2,013 million, an 85.8% increase compared with the €1,084 million loss recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2017 amounted to €166 million, a 43.3% decrease compared with the €293 million tax income recorded for the year ended December 31, 2016, despite an increase in operating loss before tax since the recognition of impairment losses relating to our stake in Telefónica, S.A. had no impact on taxable income. Consequently, tax income amounted to 8.3% of operating loss before tax for the year ended December 31, 2017, and 27.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 was a loss of €1,848 million, compared with the €794 million loss recorded for the year ended December 31, 2016.

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

The BBVA Group’s goals for liquidity and finance management are to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain liquidity pools at individual Liquidity Management Units (“LMUs”) at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti and our Latin American subsidiaries.

The table below shows the composition of the liquidity pools of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of December 31, 2018 based on the categories set forth by the European Banking Authority:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti	Others
	(In Millions of Euros)
Cash and withdrawable central bank reserves	26,506	7,666	1,667	7,633	6,677
Level 1 tradable assets	29,938	4,995	10,490	6,502	3,652
Level 2A tradable assets	449	409	510	-	-
Level 2B tradable assets	4,040	33	-	-	-
Other tradable assets	5,661	1,372	1,043	499	617
Non-tradable assets eligible for central banks	-	-	2,314	-	-
Accumulated available balance	66,594	14,475	16,024	14,634	10,946

(1)    Includes Spain, Portugal and Rest of Eurasia.

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities comprising the Group. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management also helps avoid possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. LMUs have been set up for this reason in the geographical areas where the Group’s main foreign subsidiaries operate, and also for the parent company of the Group (Banco Bilbao Vizcaya Argentaria S.A.), within the Euro currency scope, which LMU also includes BBVA Portugal and the Rest of Eurasia.

The Finance Division, through the Global Assets and Liabilities Management unit manages the BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMU and proposes to the Assets and Liabilities Committee (“ALCO”) the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

As a first core element, the Bank’s targets in terms of liquidity and funding risk are centered on the Liquidity Coverage Ratio (“LCR”) and the Loan-to-Stable-Customer-Deposits (“LtSCD”) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resilience in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a requirement for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required were designed to comply in advance with the implementation of the regulatory requirements of 2018, at a level above 100%.

LCR came into force in Europe on October 1, 2015, with an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout 2018, the LCR level at the BBVA Group remained above 100%. As of December 31, 2018, the LCR ratio at Group level was 127%.

Although this regulatory requirement is mandatory for the Group on a consolidated basis as a Eurozone bank, all of the Group’s subsidiaries are also above this minimum. Liquidity excesses in subsidiaries are not deemed transferable when calculating the consolidated LCR ratio. Taking into account the impact of High Quality Liquid Assets that are otherwise excluded, the Group’s LCR ratio would be 154%, which is +27% higher than  the Group’s LCR.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, the Global Risk Management (“GRM”) Structural Risk unit identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2018 and 2017, in the sense that all the LMUs maintained levels of self-funding with stable customer funds which were higher than the required levels.

The second core element in liquidity and funding risk management is the achievement of proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers. Regarding long-term funding, its maturity profile does not show significant concentrations, which contributes to the adaptation of the anticipated securities issuance schedule to financial conditions of the markets. Moreover, concentration risk is monitored at the LMU level, with a view to ensuring appropriate diversification both by counterparty and by instrument type.

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

BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where its subsidiaries are located (see Note 9 to the Consolidated Financial Statements for information on our borrowings from central banks).

The following table shows the balances as of December 31, 2018, 2017 and 2016 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

		As of December 31,
	2018	2017	2016
	(In Millions of Euros)
Deposits from central banks	37,792	37,054	34,740
Deposits from credit institutions	47,665	54,516	63,501
Customer deposits	388,682	376,379	401,465
Debt certificates	63,970	63,915	76,375
Other financial liabilities	16,003	14,072	13,129
Total	554,112	545,936	589,210

Customer deposits

Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €388,682 million as of December 31, 2018 compared with €376,379 million as of December 31, 2017 and €401,465 million as of December 31, 2016. The increase was mainly a result of the 12.7% increase in demand deposits in Banking Activity in Spain.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €374,763 million as of December 31, 2018 compared with €367,300 million as of December 31, 2017 and €387,974 million as of December 31, 2016.

Deposits from credit institutions and central banks

The following table shows amounts due to credit institutions and central banks as of December 31, 2018, 2017 and 2016:

		As of December 31,
	2018	2017	2016
	(In Millions of Euros)
Deposits from credit institutions	47,665	54,516	63,501
Deposits from central banks	37,792	37,054	34,740
Total	85,457	91,570	98,241

Deposits from credit institutions and central banks amounted to €85,457 million as of December 31, 2018 compared with €91,570 million as of December 31, 2017 and €98,241 million as of December 31, 2016. The decrease as of December 31, 2018 compared with December 31, 2017 was mainly attributable to the decrease in the amount of deposits in Turkey as well as to the depreciation of certain local currencies, including the Turkish lira.

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2018 we had €43,477 million of senior debt outstanding, comprising €39,973 million in bonds and debentures and €3,504 million in promissory notes and other securities, compared with €47,027 million, €42,561 million and €4,466 million outstanding, respectively, as of December 31, 2017 and €59,390 million, €58,173 million and €1,217 million outstanding, respectively, as of December 31, 2016 (see Note 22.4 to the Consolidated Financial Statements).

In addition, we had a total of €17,866 million in subordinated debt and €181 million in preferred securities outstanding as of December 31, 2018 compared with €17,153 million and €163 million, respectively, as of December 31, 2017 (€15,718 million and €987 million, respectively, as of December 31, 2016).

The breakdown of the outstanding subordinated debt and preferred securities by issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2018  of the maturities of our debt securities (including bonds) from credit institutions and subordinated liabilities recorded under “Financial liabilities at amortized cost”. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Senior debt	21	2,601	672	2,923	27,912	9,346	43,476
Subordinated debt and preferred securities	-		1	44	4,214	13,789	18,047
Total	21	2,601	673	2,967	32,126	23,135	61,523

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

Capital

As of December 31, 2018 and 2017, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.

The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.

As of February 14, 2019 BBVA received a communication of the ECB about the results of the supervisory review and evaluation process (SREP). Taking into account the full application of capital buffers since January 1, 2019 and considering the latest capital requirement communicated from the ECB, BBVA is required to maintain from March 1, 2019:

1.   A CET1 ratio of 9.26% at the consolidated level; and

2.   A total capital ratio of 12.76% at the consolidated level. This total consolidated capital ratio includes i) the minimum CET1 requirement under Pillar 1 (4.5%); ii) the additional tier 1 capital (AT1) requirement under Pillar 1 (1.5%); iii) the tier 2 capital requirement under Pillar 1 (2%); iv) the CET1 capital requirement under Pillar 2 (1.5%); v) the capital conservation buffer (2.5% of CET1); vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and vii) the countercyclical capital buffer (0.01% of CET1).

Our consolidated ratios as of December 31, 2018 and December 31, 2017 were as follows:

	As of December 31,	As of December 31,	% Change
	2018	2017	2018-2017
	(In Millions of Euros)
Ordinary Tier 1 Capital	50,887	50,935	(0.1)
Adjustments	(10,573)	(8,594)	23.0
Mandatory convertible bonds	-	-	-
CORE CAPITAL (a)	40,313	42,341	(4.8)
Preferred securities	5,634	6,296	(10.5)
Adjustments	-	(1,657)	(100.0)
CAPITAL (TIER 1) (b)	45,947	46,980	(2.2)
OTHER ELIGIBLE CAPITAL (TIER 2) (c)	8,756	8,798	(0.5)
CAPITAL BASE (TIER 1 + TIER 2) (d)	54,703	55,778	(1.9)
Minimum capital requirement	41,619	40,370	3.1
CAPITAL SURPLUS	13,085	15,408	(15.1)
RISK WEIGHTED ASSETS (RWA) (e)	348,264	362,875	(4.0)

BIS RATIO (d)/(e)	15.71%	15.37%
CORE CAPITAL (a)/(e)	11.58%	11.67%
TIER 1 (b)/(e)	13.19%	12.95%
TIER 2 (c)/(e)	2.51%	2.42%

As of December 31, 2018, the Group’s CET1 phased-in ratio was 11.6% (in fully-loaded terms, the Group’s CET1 phased-in ratio was 11.3%). Excluding the effect of the phased-in calendar in minority interests and deductions that goes from 80% in 2017 to 100% in 2018, and including the positive impact of the sale of the stake in BBVA Chile (+50 bps), the CET1 phased-in ratio increased by +48 bps. This increase is mainly explained by the generation of profit net of dividend payments and remunerations of AT1 instruments and the contained evolution of risk-weighted assets.

The Group’s CET1 phased-in ratio includes the impact of the initial implementation of IFRS 9. In this context, the European Commission and Parliament have established temporary arrangements that are voluntary for banking institutions, adapting the impact of IFRS 9 on capital adequacy ratios. BBVA has informed the supervisory board of its adherence to these arrangements.

Additionally, the transfer of a significant portion of BBVA’s real estate business in Spain to Divarian had no material impact on the ratio.

The Group’s Tier 1 phased-in ratio stood at 13.2% as of December 31, 2018. This included two new issuances of contingent convertible preferred shares  (CoCos), rated as Additional Tier 1 instruments for an aggregate amount of $1,000 million and €1,000 million, respectively. In addition, the Group no longer includes a $1.500 million issuance of Additional Tier 1 instruments which was redeemed in early May 2018 and another €1,500 million issuance which the Group announced it would redeem in January 2019. The net impact of the two new emissions and the two exclusions referred to above on the phased-in Tier 1 capital ratio was -26 basis points.

With respect to the Group’s Tier 2 ratio, the Group received authorization from the ECB in the third quarter of 2018 to include a subordinated issuance of $300 million which was completed in May. Following the sale of the Group’s stake in BBVA Chile, the Group’s Tier 2 ratio no longer includes BBVA Chile’s issuances.

As a result of the above, the Group’s total capital phased-in ratio as of December 31, 2018 was 15.7%.

In addition, the Group has continued to meet applicable MREL requirements by carrying out two senior non-preferred issuances amounting to €2,500 million in the aggregate. Considering BBVA’s Multiple Point of Entry (MPE) resolution strategy, the Single Resolution Board (SRB) determined that BBVA must meet, starting on January 1, 2020, a MREL requirement of 15.08% of the total liabilities and own funds of its European resolution group (including BBVA and its subsidiaries), based on its consolidated financial information as of December 31, 2016 (28.04% expressed in terms of risk-weighted assets). According to our estimates, the current own funds and eligible liabilities structure of BBVA’s European resolution group is in line with the applicable MREL requirement.

Risk-weighted assets decreased during the year ended December 31, 2018, largely due to the sale of BBVA Chile, the Cerberus Transaction and the depreciation of currencies in countries where the Group operates against the euro. In addition, the Group completed three securitization transactions in 2018: (a) a traditional securitization transaction in June 2018 of a consumer automobile loan portfolio amounting to €800 million, and (b) two synthetic securitization transactions in March and December 2018, respectively, in respect of which the European Investment Fund (a subsidiary of the European Investment Bank) provided a financial guarantee. These three securitization transactions have resulted in a positive impact on capital of €971 million through a reduction of risk-weighted assets. During the first half of 2018, BBVA received an authorization from the ECB to update the calculation of its risk-weighted assets on structural exchange risk under the standard model.

C.   Research and Development, Patents and Licenses, etc.

In 2018, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

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

There are four main trends that are expected to shape the sector profitability in the future: the slow economic recovery, the low (or even negative) interest rate environment (especially in Spain), the surge of alternative finance providers and the completion and the implementation of the already existing financial regulatory reforms. At the same time there are new and evolving risks, such as market based and asset management activities, misconduct risks and the decline of correspondent banking, among others.

For a discussion on the slow economic recovery trend, see “―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Operating Environment”. Regarding the second trend, the impact of the ultra-expansionary monetary policy is significant in the sector’s results, where the reductions of credit interest rates cannot be compensated by a similar contraction of the deposit rates as customers are not accustomed to negative deposit rates and that funding source is crucial for banks. This is particularly important in a country like Spain, where mortgages account for a significant proportion of credit (more than 40%) and nine out of 10 mortgages are estimated to be on variable rates. Further, alternative finance providers are growing very fast in line with technological advances and becoming a very important competitor for the banking industry (see also “Item 4. Information on the Company―Competition”). These entities, which form part of the shadow banking sector, do not have to comply with a regulation scheme as strict as that applicable to banks. Finally, regarding the fourth trend, it is possible that, in the framework of the banking union and in the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a more competitive and less fragmented landscape.

There are still some challenges to be addressed, such as the banking conduct and culture and their implications on consumer and investor protection issues. An ethical behavior is of the utmost importance for the banking business to recover the trust that was lost during the last financial crisis.

Financial stability and consumer protection are the final goals of the global financial regulatory reform that started ten years ago. However, if such reform is applied locally, inconsistently and heterogeneously, it can lead to divergences, regulatory inconsistencies and regulatory arbitrages with unintended consequences. In addition to that, the lack of homogeneity at the European level makes it difficult for investors to evaluate financial institutions and often impose additional burdens on financial institutions. This could reduce the potential synergies for the Group, as it might not be allowed to sell the same products across all the jurisdictions in which it carries out its activities.

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

The Bank Recovery and Resolution Directive (BRRD) has been binding in Spain since June 2015 when it was implemented by Law 11/2015. The BRRD sets a common framework for all EU countries with the intention to pre-empt bank crises and resolve financial institutions in an orderly manner in the event of failure, while preserving essential bank operations and minimizing taxpayer costs, thus helping to restore confidence in Europe’s financial sector. The bail-in tool, in effect in Spain since 2016, implies that a large part of a bank’s creditors will be written-down or converted into equity in a resolution scenario, thereby helping to recapitalize a failing bank without recourse to taxpayers. For that to be effective, the BRRD requires banks to have enough loss-absorbing liabilities by forcing them to comply with a new requisite: the Minimum Requirement of own funds and Eligible Liabilities (MREL). Despite the impact on banks’ liability structure, we believe the introduction of the bail-in tool and the MREL enhances banks’ fundamentals, encourages positive discrimination between issuers, breaks down the sovereign-banking link, increases market discipline, and, importantly, minimizes the possibility of bail-outs in the future.

On December 14, 2016, the EBA submitted its final report on the implementation and design of the MREL framework, which contains a number of recommendations to amend the current MREL framework. In parallel, the EU Commission launched a legislative proposal known as the EU Banking Reform Package in order to amend current banking prudential and resolution frameworks by, among other things, improving the MREL framework and implementing the international loss absorption requirement for G-SIBS known as Total Loss Absorption Capacity (TLAC).

After more than two years, the negotiations in the EU Council and the EU Parliament are coming to an end. A political agreement was reached in December 2018 and the subsequent phase of technical amendments ended in February 2019. The final text is expected to be published by June 2019 and will enter into force in between one and a half to two years after the date of their publication in the Official Journal of the EU. The revision includes the implementation of several international standards into EU law (including some regulatory pieces adopted by the Basel Committee after 2010 and the TLAC standard). The revision also includes a legislative proposal to partially harmonize bank creditor hierarchies across the EU and to create a new bank debt class known as senior non-preferred, ranking below traditional senior debt but above subordinated creditors. This specific proposal was approved through a fast track process at the end of 2017 and all EU Member States were required to transpose it into their national law by the end of 2018. Spain chose to anticipate this proposal by transposing this proposal in the summer of 2017. Since then, many Spanish banks including BBVA have issued senior non-preferred bonds.

In 2018, the SRB communicated the MREL requirement to BBVA on the basis of the current legislation, including the SRB MREL policies. As of today, BBVA is already complying with MREL and its funding plan is aimed at the fulfillment of MREL by 2020, the date when it will become binding for the Group.

E.   Off-Balance Sheet Arrangements

In addition to loans, the following amounts of off-balance sheet arrangements were outstanding as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(In Millions of Euros)
Bank guarantees	40,227	38,889	39,722
Letters of credit	7,347	8,781	10,210
Total financial guarantees given (contingent risks)	47,575	47,671	49,932

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(In Millions of Euros)
Credit institutions	9,635	946	859
Government and other government agencies	2,318	2,198	3,110
Other resident sectors	48,600	32,990	28,323
Non-resident sector	58,405	58,133	74,961
Total contingent liabilities	118,959	94,268	107,253
Total contingent risks and contingent liabilities	166,534	141,939	157,185

	As of December 31,
	2018	2017	2016
	(In Millions of Euros)
Mutual funds	61,393	60,939	55,037
Pension funds	33,807	33,985	33,418
Customer portfolios	29,953	36,901	40,805
Other resources	2,949	3,081	2,831
Total assets under management	128,102	134,906	132,091

See Notes 33 and 36 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2018  based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)

Senior debt (1)	6,218	12,252	15,661	9,346	43,476
Subordinated debt and preferred securities (1)	44	2,493	1,721	13,789	18,047
Customer deposits (1)	345,449	15,368	3,251	11,901	375,970
Capital lease obligations	-	-	-	-	-
Operating lease obligations	251	253	554	1,879	2,937
Purchase obligations	28	-	-	-	28
Post-employment benefits (2)	815	1,386	1,052	1,979	5,232
Insurance commitments (3)	1,686	1,041	1,822	5,285	9,834
Total (4)	354,491	32,794	24,060	44,180	455,524

(1)   Refers to liabilities recorded under “Financial liabilities at amortized cost”.

(2)   Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 25 to the Consolidated Financial Statements.

(3)   Liabilities under insurance and reinsurance contracts.

(4)   The majority of senior and subordinated debt was issued at fixed rates (see Note 22.4 to the Consolidated Financial Statements). Floating-rate amounts were calculated based on the conditions prevailing as of December 31, 2018. The financial cost of such issuances for 2018, 2017 and 2016 is detailed in Note 37.2 to the Consolidated Financial Statements.

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

Our Board of Directors has approved a report on corporate governance and a report on directors’ remuneration for 2018, according to the forms set forth under Spanish regulation for listed companies.

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

A.   Directors and Senior Management

We are managed by a Board of Directors that is currently composed of 15 members.

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

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board of Directors, will organize and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Pursuant to the provisions of the Board Regulations, during the evaluation process conducted for 2018, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors and the Executive Committee; (ii) the performance of the different roles of the Board of Directors; and (iii) the quality and efficiency of the operation of the different Committees of the Board of Directors.

The Board of Directors

Our Board of Directors is currently comprised of 15 members.

The following table sets forth the names of the members of the Board of Directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, re-election, their current positions and their present principal outside occupation and main employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Carlos Torres Vila(1)(6)	1966	Group Executive Chairman	May 4, 2015	March 15, 2019

Chairman of the Board of Directors and Group Executive Chairman of BBVA since December 2018. Chairman of the Technology and Cybersecurity Committee. Director of BBVA Bancomer and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. Chief Executive Officer of BBVA from May 2015 until his appointment as Chairman. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Onur Genç (1)	1974	Chief Executive Officer	December 20, 2018	March 15, 2019

Chief Executive Officer of BBVA and member of the Executive Committee since December 2018. Director of BBVA Compass Bancshares, BBVA Bancomer and BBVA Bancomer S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. Chairman and CEO of BBVA Compass and BBVA’s Country Manager in the USA from 2017 to December 2018. Deputy CEO at Garanti between 2015 and 2017 and Executive Vice President at Garanti between 2012 and 2015.

Tomás Alfaro Drake(4)(6)	1951	External Director	March 18, 2006	March 17, 2017	Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.
José Miguel Andrés Torrecillas(2)(3)(5)(7)	1955	Independent Director	March 13, 2015	March 16, 2018

Chairman of the Audit and Compliance Committee and of the Appointments Committee. Director of Zardoya Otis. Chairman of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Director of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013.

Jaime Félix Caruana Lacorte(1)(5)(6)	1952	Independent Director	March 16, 2018	Not applicable

General Director of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF), between 2003 and 2006 he was Chair of the Basel’s Banking Supervision Committee, between 2000 and 2006 he was Governor of the Bank of Spain, and between 1999 and 2000 he was General Manager of Banking Supervision at the Bank of Spain.

Belén Garijo López(2)(3)(4)	1960	Independent Director	March 16, 2012	March 16, 2018

Chair of the Remuneration Committee. Member of the Executive Board of Merck Group and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America).

José Manuel González-Páramo Martínez-Murillo	1958	Executive Director	May 29, 2013	March 17, 2017

Executive Director of BBVA since May 2013. Chairman of European DataWarehouse GmbH. Head of BBVA’s Global Economics & Public Affairs Area. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012.

Sunir Kumar Kapoor(6)	1963	Independent Director	March 11, 2016	March 15, 2019

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

Carlos Loring Martínez de Irujo(1)(4)(5)	1947	External Director	February 28, 2004	March 17, 2017

Partner of J&A Garrigues from 1977 to 2004, where he has also held a series of senior offices, including Director of M&A Department, Director of Banking and Capital Markets Department and member of its Management Committee.

Lourdes Máiz Carro(2)(3)(4)	1959	Independent Director	March 14, 2014	March 17, 2017

Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and from 1992 until 1993 she was Deputy to the Director in the Ministry of Public Administration. From 1993 to 2001 held various senior positions in the Public Administration.

José Maldonado Ramos(1)(3)	1952	External Director	January 28, 2000	March 16, 2018	Appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009.
Ana Cristina Peralta Moreno(2)(4)	1961	Independent Director	March 16, 2018	Not applicable

Independent member of the Board of Directors of Grenergy Renovables. General Director of Risks and Member of the Management Committee of Banco Pastor, between 2008 and 2011. Before that, she held several positions at Bankinter, including Chief Risk Officer and was a member of the Management Committee between 2004 and 2008. She was also an independent member of the Board of Directors of Deutsche Bank SAE (2014-2018) and Banco Etcheverría (2013-2014).

Juan Pi Llorens(2)(5)(6)	1950	Independent Director	July 27, 2011	March 16, 2018

Chairman of the Risk Committee. Chairman of the Board of Directors of Ecolumber. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe, Vice President of Technology & Systems Group at IBM Europe and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China. He was executive President of IBM Spain.

Susana Rodríguez Vidarte(1)(3)(5)	1955	External Director	May 28, 2002	March 17, 2017	Professor of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. Doctor in Economic and Business Sciences from Universidad de Deusto.
Jan Paul Marie Francis Verplancke(6)	1963	Independent Director	March 16, 2018	Not applicable

Director, Chief Information Officer, Group Head of Technology and Banking Operations, of Standard Chartered Bank, between 2004 and 2015. Before that, he held several positions in multinational companies, such as Vice President of Technology and Chief Information Officer, in the EMEA region of Dell (1999-2004) and Vice President of Information of the Youth Category (USA) of Levi Strauss (1998-1999).

(*)   Where no date is provided, the position is currently held.

(1)   Member of the Executive Committee.

(2)   Member of the Audit and Compliance Committee.

(3)   Member of the Appointments Committee.

(4)   Member of the Remuneration Committee.

(5)   Member of the Risk Committee.

(6)   Member of the Technology and Cybersecurity Committee.

(7)   Lead Director.

Senior Management

Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History(*)
Carlos Torres Vila	Group Executive Chairman

Chairman of the Board of Directors and Group Executive Chairman of BBVA since December 2018. Chairman of the Technology and Cybersecurity Committee. Director of BBVA Bancomer and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. Chief Executive Officer of BBVA from May 2015 until his appointment as Chairman. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Onur Genç	Chief Executive Officer

Chief Executive Officer of BBVA and member of the Executive Committee since December 2018. Director of BBVA Compass Bancshares, BBVA Bancomer and BBVA Bancomer S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. Chairman and CEO of BBVA Compass and BBVA’s Country Manager in the USA from 2017 to December 2018. Deputy CEO at Garanti between 2015 and 2017 and Executive Vice President at Garanti between 2012 and 2015.

José Manuel González-Páramo Martínez-Murillo	Head of Global Economics & Public Affairs

Executive Director of BBVA since May 2013. Chairman of European DataWarehouse GmbH. Head of BBVA’s Global Economics & Public Affairs Area. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012.

Eduardo Arbizu Lostao	Head of Regulation & Internal Control

Head of the Supervisors, Regulation & Compliance Area since December 2018, which in March 2019 integrated the non-financial risks and internal risk control areas, therefore changing its name to Regulation & Internal Control. Head of Legal & Compliance area of BBVA from 2002 to December 2018; Chief Executive Officer and Managing Director of Retail Operations in Continental Europe (France, Spain, Portugal, Italy and Greece) from 1997 to 2002 at Barclays.

Domingo Armengol Calvo	General Secretary	General Secretary of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.
María Jesús Arribas de Paz	Head of Legal

Head of Legal since December 2018. Director of BBVA OP3N. She held the position of Head of Corporate Legal Services between 2002 and 2018. Before that, she was head of Legal services and board secretary at Finanzia Banco de Crédito S.A. (1996-2002).

Carlos Casas Moreno	Head of Talent & Culture

Head of Talent & Culture since December 2018. He was Head of Compensation, Benefits & Key Roles from 2016 to December 2018, and was responsible for Organization Matters and Global Talent Management Policies in the Talent & Culture area between 2015 and 2016. He worked at McKinsey & Company between 2000 and 2010, where he was an Associated Partner prior to leaving.

Victoria del Castillo Marchese	Head of Strategy & M&A

Head of Strategy & M&A since December 2018. Before that she held several relevant positions within the BBVA Group, such as Head of M&A for Europe and Turkey (2014 to December 2018), Director of Strategic Projects of the Finance Area (2009 to 2014) and Head of M&A for the USA (2006 to 2009).

Ricardo Forcano García	Head of Engineering & Organization

Head of Engineering & Organization since December 2018. Head of Talent & Culture from July 2016 to December 2018. Previously, he held other posts at BBVA such as Head of Business Development of Growth Markets from 2015 to 2016, Head of Strategy and Finance – Digital Banking from 2014 to 2015, Director of Corporate Strategy from 2012 to 2014 and Head of New Business Models from 2011 to 2012. Prior to joining BBVA he was Deputy Director of Corporate Strategy of Endesa from 2003 to 2007.

María Luisa Gómez Bravo	Head of Corporate & Investment Banking

Head of Corporate & Investment Banking since December 2018. She has held several relevant positions within the BBVA Group such as Head of Investment & Cost Management (between 2017 and December 2018), Head of Investors & Shareholders Relations (between 2014 and 2017), Head of Transformation & Operations at BBVA Spain and Portugal (between 2012 and 2014), and Head of Asset Management (between 2008 and 2012), among others.

Joaquín Manuel Gortari Díez	Head of Internal Audit

Head of Internal Audit since December 2018. Before that he held several relevant positions within the BBVA Group, such as Chief of Staff to the Chairman (from 2010 to 2018), CFO in the Area of Technology and Operations (from 2008 to 2010), CFO of BBVA in the USA (from 2004 to 2008) and Deputy CFO of BBVA (from 2003 to 2004).

Eduardo Osuna Osuna	Mexico Country Manager

Mexico Country Manager since May 2015 and General Manager of BBVA Bancomer. Previously he was Head of Government and Corporate Banking of BBVA Bancomer from 2012 to 2015 and Head of Commercial Banking of BBVA Bancomer from 2010 to 2012.

Cristina de Parias Halcón	Spain Country Manager

Spain Country Manager since May 2015. Director of BBVA Seguros, S.A. Compañía de Seguros y Reaseguros. Head of Spain and Portugal from 2014 to 2015 and Head of the Central Area in Spain from 2011 to 2014. She joined BBVA in 1998 and has held positions in digital business development, payment systems, Uno-e and consumer finance from 1998 to 2011.

David Puente Vicente	Head of Data

Head of Data since March 2017 and Director of  BBVA Seguros, S.A., Compañía de Seguros y Reaseguros and of BBVA Data & Analytics. Previously, he was Head of Business Development Spain since May 2015. Previously, he held others posts at BBVA such as Head of CEO’s Office from 2009 to 2012 and Head of New Business Models from 2004 to 2006. He was Senior Associate at Mckinsey & Company from 2002 to 2004.

Jaime Sáenz de Tejada Pulido	Chief Financial Officer

Head of the Finance & Accounting Area since December 2018. Director of Garanti. Head of Finance from May 2015 to December 2018. Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014. Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.

Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring

Head of Country Monitoring since July 2016. Director of BBVA Bancomer, S.A., Institución de Banca Múltiple, of BBVA Bancomer and of BBVA Compass Bancshares, and Vice President of Garanti. He joined BBVA in 1993 and he has held various senior posts such as Country Networks - Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Head of CEO Office from 2002 to 2005.

Rafael Salinas Martínez de Lecea	Head of Global Risk Management

Head of Global Risk Management since May 2015 and Director of Garanti. Prior to this post, he was Head of Risk and Portfolio Management from 2006 to 2015 and CFO of Banco de Crédito Local de España from 2003 to 2005.

Derek Jensen White	Head of Client Solutions

Head of Client Solutions since 2016. Director of 4D Internet Solutions and of Dallas Creation Center. Prior to joining BBVA he held various senior posts at Barclays such as Chief Design & Digital Officer from 2013 to 2016 and Chief Customer Experience Officer, Global Retail & Business Banking from 2011 to 2013.

(*)   Where no date is provided, positions are currently held.

B.   Compensation

The provisions of BBVA’s Bylaws that relate to compensation of directors are in accordance with the relevant provisions of Spanish law. Furthermore, BBVA has a remuneration policy for BBVA directors (the “Directors’ Remuneration Policy”), which is aligned with the specific regulations applicable to credit institutions and best market practices.

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

•       The variable remuneration for each year will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be achieved, and it shall be subject to ex ante adjustments, so that it shall be reduced at the time of the performance assessment in the event of a downturn in the Group’s results or other parameters such as the level of achievement of budgeted targets.

•       The annual variable remuneration shall be calculated on the basis of: (i) annual performance indicators (financial and non-financial); (ii) scales of achievement, as per the weightings allocated to each indicator; and (iii) a target annual variable remuneration, representing the amount of annual variable remuneration if 100% of the pre-established targets are met. The resulting amount shall constitute the annual variable remuneration of each beneficiary.

•       The annual variable remuneration shall be subject to a specific settlement and payment system, which includes the following rules as regards executive directors:

-     60% of the annual variable remuneration shall be deferred over a period of five years.

-     The upfront portion of the annual variable remuneration shall be paid 50% in cash and 50% in BBVA shares, whereas the deferred portion shall be paid 60% in BBVA shares and 40% in cash.

-     Shares vested as annual variable remuneration shall be withheld for a one-year lock-up period after delivery, except for the transfer of those shares required to honor the payment of taxes.

-     The deferred component of annual variable remuneration may be reduced, in part or in full, but never increased, based on the result of multi-year performance indicators aligned with the Group’s core risk management and control metrics, related to the solvency, capital, liquidity, funding or profitability, or to the share performance and recurring results of the Group, measured over a period of three years.

-     The deferred component of annual variable remuneration, subject to the multi-year performance indicators, shall be delivered, if conditions are met, under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and 20% after the fifth year of deferral.

-     Resulting cash portions of the deferred annual variable remuneration to be vested, after assessment of multi-year performance indicators, shall be updated according to the criteria established by the Board of Directors.

-     No personal hedging strategies or insurance may be used in connection with remuneration or liability that may undermine the effects of alignment with sound risk management.

-     The variable component of remuneration for a year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%.

-     The entire annual variable remuneration shall be subject to “malus” and “clawback” arrangements during the whole deferral and lock-up period, in the same terms as for the rest of the Identified Staff, as follows:

Up to 100% of the annual variable remuneration of each executive director corresponding to each year shall be subject to “malus” and “clawback” arrangements, both linked to a downturn in financial performance of the Bank as a whole, or of a specific unit or area, or of exposures generated by such executive director, when such downturn in financial performance arises from any of the following circumstances:

a)          misconduct, fraud or serious infringement of the Code of Conduct and other applicable internal rules by such executive director;

b)          regulatory sanctions or judicial convictions due to events that could be attributed to such executive director;

c)          significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of such executive director contributed; or

d)          restatement of the Bank’s annual accounts, except where such restatement is due to a change in applicable accounting legislation.

For these purposes, the Bank will compare the performance assessment carried out for the relevant executive director with the ex post evolution of some of the criteria that contributed to achieve the targets. Both “malus” and “clawback” will apply to the annual variable remuneration of the year in which the event giving rise to application of the “malus” and/or “clawback” arrangements occurred, and they may be applied during the entire deferral and lock-up period applicable to the annual variable remuneration.

Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of contract of the executive director due to serious and guilty breach of duties, malus arrangements may apply to the entire deferred annual variable remuneration pending payment at the date of the dismissal or termination of contract, in light of the extent of the damage caused.

In any case, the variable remuneration will be paid or vest only if it is sustainable considering the situation of the BBVA Group as a whole, and if justified on the basis of the Bank’s results, the business unit and of the executive director concerned.

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

During 2019, following a proposal of the Remuneration Committee, the Board of Directors decided to submit to the general shareholders’ meeting an update of the Remuneration Policy for BBVA Directors approved in 2017, which will be applicable for 2019, 2020 and 2021. The new Remuneration Policy maintains the same remuneration scheme as established in the policy approved in 2017 (which has been explained above) and introduces certain adjustments in the contractual conditions of the new Group Executive Chairman and Chief Executive Officer (CEO) as a result of their new roles and functions, as well as some technical improvements. This update is aimed at providing shareholders and the market with the utmost transparency and clarity about the Bank’s remuneration scheme for directors. This Directors’ Remuneration Policy was approved by the general shareholders’ meeting held on March 15, 2019, by a majority of 95.03%. This policy is available at our website (www.bbva.com).

Remuneration for non-executive directors received in 2018

Remuneration paid to the non-executive members of the Board of Directors during 2018 is indicated below, individually and itemized for each non-executive director. The table shows the non-executive members of the Board of Directors as of December 31, 2018.

	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remuneration Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	-	18	-	43	25	43	258
José Miguel Andrés Torrecillas	129	-	179	107	-	71	-	485
Jaime Félix Caruana Lacorte (1)	75	83	-	53	-	-	25	237
Belén Garijo López	129	-	71	-	107	20	-	328
Sunir Kumar Kapoor	129	-	-	-	-	-	43	172
Carlos Loring Martínez de Irujo	129	167	-	107	43	-	-	445
Lourdes Máiz Carro	129	-	71	-	43	41	-	284
José Maldonado Ramos	129	167	-	53	-	41	-	390
Ana Peralta Moreno (1)	86	-	36	-	21	-	-	143
Juan Pi Llorens	129	-	71	214	-	-	43	457
Susana Rodríguez Vidarte	129	167	-	107	-	41	-	443
Jan Verplancke (1)	107	-	-	-	-	-	-	132
Total (2)	1,427	584	446	642	257	239	179	3,773

(1)      Directors appointed by the general shareholders’ meeting held on March 16, 2018. This includes remuneration paid for membership on Board Committees in 2018. The composition of these Committees was modified on June 27, 2018. Remuneration was paid in accordance with the date of acceptance of the relevant appointment.

(2)      In addition, José Antonio Fernández Rivero, who stepped down as director on March 16, 2018, received a total of €95 thousand in 2018, for his membership on the Board and Board Committees.

Also, during 2018, €107 thousand was paid in healthcare and casualty insurance premiums for non-executive members of the Board of Directors.

Remuneration for executive directors received in 2018

During 2018, the executive directors received the amount of the annual fixed remuneration corresponding to that year, established in the Directors’ Remuneration Policy applicable in 2018, which was approved by the general shareholders’ meeting held on March 17, 2017.

In addition, the executive directors received the annual variable remuneration corresponding to 2017 which payment vested during the first quarter of 2018, in accordance with the settlement and payment system established in said Directors’ Remuneration Policy.

In accordance with that settlement and payment system:

•          40% of the 2017 annual variable remuneration for executive directors was paid in 2018, with the applicable conditions having been met (hereinafter, the “Upfront Portion”), 50% in cash and 50% in shares.

•          The remaining 60% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (hereinafter, the “Deferred Portion”). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event will the Deferred Portion be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•          All of the shares delivered to the executive directors as annual variable remuneration, including both the Upfront Portion and the Deferred Portion, will be withheld for a period of one year after delivery, except for shares transferred to honor the payment of taxes accruing on the shares received.

•          The Deferred Portion of the annual variable remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•          Executive directors may not use personal hedging strategies or insurance in connection with their remuneration and/or responsibility if such personal hedging strategies or insurance may undermine their incentives to align with prudent risk management.

•          The variable component of the remuneration for executive directors corresponding to 2017 is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the general shareholders’ meeting.

•          Over the entire deferral and withholding period, the entire annual variable remuneration for the executive directors will be subject to reduction and recovery (“malus” and “clawback”) arrangements.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration for at least three years after their delivery.

Similarly, in application of the settlement and payment system applicable to the annual variable remuneration for 2014, pursuant to the remuneration policy applicable at that time, the executive directors received in 2018 the last third of the deferred annual variable remuneration for 2014, thus concluding payment of the deferred variable remuneration for 2014.

In accordance with the above, the remunerations paid to executive directors during 2018 are indicated below, individually and itemized:

Annual fixed remuneration (thousands of euro), received in 2018
Carlos Torres Vila	1,965
José Manuel González-Páramo Martínez-Murillo	834
Total	2,799

Variable remuneration for 2017, received in 2018
	In cash (1) (thousands of euros)	In shares (1)
Carlos Torres Vila	562	77,493
José Manuel González-Páramo Martínez-Murillo	87	12,029
Total	649	89,522

(1)      Remuneration corresponding to the Upfront Portion (40%) of the annual variable remuneration for 2017, 50% in cash and 50% in shares.

Deferred variable remuneration for 2014, received in 2018
	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	105	11,766
José Manuel González-Páramo Martínez-Murillo	33	3,678
Total	137	15,444

(1)      Remuneration corresponding to the last third of the Deferred Portion of the annual variable remuneration for 2014, 50% in cash and 50% in shares, along with its update in cash.

During 2018, the executive directors also received remuneration in kind, including insurance premiums and others, amounting to a total of €236 thousand, of which €154 thousand related to payments on behalf of Carlos Torres Vila and €82 thousand of which related to payments on behalf of José Manuel González-Páramo Martínez-Murillo.

Former Group Executive Chairman, Francisco González Rodríguez, who stepped down from this position on December 21, 2018, received in 2018: €2,475 thousand as annual fixed remuneration; €660 thousand and 90,933 BBVA shares corresponding to the Upfront Portion (40%) of the annual variable remuneration for 2017; and €332 thousand and 37,390 BBVA shares as settlement of the last third of the Deferred Portion of variable remuneration for 2014, including the corresponding update; as well as €20 thousand in remuneration in kind.

CEO Onur Genç, who was appointed by BBVA’s Board of Directors on December 20, 2018, did not receive any remuneration for his current role in 2018, having received fixed and variable remuneration in accordance with his previous position as President and CEO of BBVA Compass. This remuneration is subject to the settlement and payment system applicable to his former position. Thus, over the course of 2018, he received €2,240 thousand as annual fixed remuneration; €191 thousand and 26,531 BBVA ADSs corresponding to the Upfront Portion (40%) of the annual variable remuneration for 2017; and €376 thousand as remuneration in kind, which includes certain benefits for his expatriate status in the United States. In each case, cash remuneration was paid in U.S. dollars.

Annual variable remuneration for executive directors for 2018

Following year-end, the annual variable remuneration for executive directors for 2018 was determined, applying the conditions established at the beginning of the year, as set forth in the Directors’ Remuneration Policy approved by the general shareholders’ meeting on March 17, 2017. This remuneration has the following settlement and payment schedule:

•        The Upfront Portion (40%) of the annual variable remuneration of the executive directors for 2018 is to be paid, if conditions are met, in equal parts in cash and shares. These amounts to €479 thousand and 100,436 BBVA shares in the case of Carlos Torres Vila; and €79 thousand and 16,641 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo.

•        The Deferred Portion (60%) is deferred for a five-year period, subject to compliance with the multi-year performance indicators determined by the Board of Directors at the start of 2018, calculated over the first three-year deferral period. Provided that the relevant conditions are met, the resulting amount will vest (40% in cash and 60% in shares), under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral. In accordance with the aforementioned, the maximum amount corresponding to the total deferred component that could be received by executive directors is as follows: €574 thousand and 180,785 BBVA shares in the case of Carlos Torres Vila and €95 thousand and 29,954 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo. All the above is subject to the settlement and payment system conditions set out in the Directors’ Remuneration Policy, which includes “malus” and “clawback” arrangements and lock-up periods for the shares.

As regards former Group Executive Chairman, Francisco González Rodríguez, his annual variable remuneration for 2018 was determined. This annual variable remuneration for 2018 is to be paid, if applicable conditions are met, in accordance with the settlement and payment system applicable to executive directors which includes deferral rules, “malus” and “clawback” arrangements and lock-up periods for the shares. Thus, the Upfront Portion (40%) was determined to amount to €528 thousand and 110,814 BBVA shares. Accrual and payment of the Deferred Portion (60%), 40% in cash and 60% in shares, will be subject to compliance with multi-year performance indicators approved by the Board of Directors. In accordance with the aforementioned, the maximum amount corresponding to the total deferred component that could be received by Francisco González Rodríguez is €634 thousand and 199,468 BBVA shares.

As regards CEO Onur Genç and as aforementioned, his annual variable remuneration for 2018 is linked to his previous position as President and CEO of BBVA Compass and has been determined in accordance with the settlement and payment system applicable for such position. Thus, if applicable conditions are met, 40% of the annual variable remuneration for 2018 is to be paid, amounting to a total of €196 thousand (to be paid in U.S. dollars) and 41,267 BBVA shares. Accrual and payment of the remaining 60% of the annual variable remuneration for 2018, 50% in cash and 50% in shares, will be deferred for a three-year period and will be subject to compliance with multi-year performance indicators set by the Board of Directors for the whole Identified Staff at the beginning of 2018 and measured over the course of the three-year period.

Deferred annual variable remuneration of executive directors for 2015

Following year-end, the deferred annual variable remuneration of executive directors for 2015 was determined, with delivery to occur, if applicable conditions are met, subject to the conditions established for this purpose in the Remuneration Policy for BBVA Directors approved by the general shareholders’ meeting on March 13, 2015.

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings likewise approved by the Board, the deferred portion of the annual variable remuneration for 2015 was adjusted downwards in light of the result of the total shareholder return (TSR) indicator, which scale led to a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the annual variable remuneration for 2015, after the corresponding adjustment in light of the result of the TSR indicator, was determined in an amount of €612 thousand and 79,157 BBVA shares, in the case of Carlos Torres Vila, and €113 thousand and 14,667 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo, which includes the corresponding update.

As regards the former Group Executive Chairman, Francisco González Rodríguez, his deferred annual variable remuneration for 2015 was determined to amount to a total of €1,035 thousand and 133,947 BBVA shares, which includes the corresponding update, to be received, if applicable conditions are met, in accordance with the settlement and payment system applicable to executive directors.

Last, in accordance with the conditions established in the remuneration policies applicable to the corresponding years, 50% and 60% of the annual variable remuneration of the executive directors for 2016 and 2017, respectively, was deferred, to be received in future years, if applicable conditions are met.

The remaining rules applicable to the settlement and payment of 2018 annual variable remuneration have been detailed under the subheading “—Directors’ Remuneration Policy” above.

Remuneration for Senior Management received in 2018

The members of Senior Management, excluding executive directors, who held their positions when the Bank approved organizational changes on December 20, 2018 (15 members) have, over the course of 2018, received the amount of the fixed remuneration for 2018 and the annual variable remuneration for 2017, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to Senior Management in 2017, was paid during the first quarter of 2018.

In application of this settlement and payment system:

•          The Upfront Portion (40%) of the annual variable remuneration due to members of the Senior Management for 2017 was paid, as the conditions had been met, in the first quarter of 2018, 50% in cash and 50% in shares.

•          The Deferred Portion (60%) of the annual variable remuneration, in both cash and shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators. The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may the Deferred Portion be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following payment schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•          The shares received as annual variable remuneration will be withheld for a period of one year after their delivery, with the exception of those transferred to honor the payment of taxes arising from their delivery.

•          The deferred portion of the annual variable remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•          No personal hedging strategies or insurance may be used in connection with the remuneration and/or responsibility if such personal hedging strategies or insurance may undermine the relevant person’s incentives to align with prudent risk management.

•          The variable component of the remuneration corresponding to 2017 will be limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the general shareholders’ meeting.

•          Over the entire deferral and withholding period, the total annual variable remuneration will be subject to variable “malus” and “clawback” arrangements.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014, pursuant to the remuneration policy applicable at that time, the Senior Management who were beneficiaries of such remuneration, have received the last third of the deferred annual variable remuneration for that year, which delivery occurred in the first quarter of 2018, thus concluding payment of the deferred variable remuneration for 2014.

In accordance with the above, the remuneration paid to members of the Senior Management as a whole, who held that position as at December 20, 2018, excluding executive directors, during 2018 is indicated below and itemized:

Annual fixed remuneration (thousands of euro) received in 2018
Senior Management total	16,129

Annual variable remuneration for 2017, received in 2018
	In cash (thousands of euro)	In shares
Senior Management total	1,489	205,104

Deferred variable remuneration for 2014, received in 2018
	In cash (thousands of euro)	In shares
Senior Management total	573	64,853

In addition, during 2018, all members of Senior Management who held that position as at December 20, 2018, excluding executive directors, received remuneration in kind, including insurance premiums and others, amounting to an aggregate of €875 thousand.

In accordance with the conditions established in the remuneration policies applicable to the corresponding year, components of the annual variable remuneration of members of the Senior Management who are entitled to remuneration in connection with 2016 and 2017, were deferred at year-end, to be received in future years, if applicable conditions are met.

The members of the Senior Management who were appointed by BBVA’s Board of Directors on December 20, 2018 (five members) have not received any remuneration in 2018 for their current roles, having received fixed and variable remuneration for their former roles amounting to an aggregate of €1,757 thousand as annual fixed remuneration; €337 thousand and 24,293 BBVA shares for the Upfront Portion of the annual variable remuneration for 2017; and €33 thousand and 3,684 BBVA shares for the deferred last third of the annual variable remuneration for 2014 corresponding to the members of the Senior Management who were beneficiaries of such remuneration, including the corresponding update, as well as remuneration in kind and others for an amount of €158 thousand, all in application of the remuneration policy to which they were entitled in their condition as members of the Identified Staff.

Annual variable remuneration for Senior Management for 2018

Following year-end, the annual variable remuneration for 2018 of Senior Management, excluding executive directors, who held that position as at December 20, 2018 (15 members), was determined.

The 2018 annual variable remuneration to all of the Senior Management, excluding executive directors, was determined to total €7,074 thousand, in application of the settlement and payment system for this group. The Upfront Portion (40%) of the annual variable remuneration is to be paid, in 50% cash and 50% shares, if applicable conditions are met. The Deferred Portion (60%) of the annual variable remuneration (40% in cash and 60% in shares) will be subject to compliance with a series of multi-year indicators and to the rest of the settlement and payment system conditions set out in the remuneration policy applicable to Senior Management, which includes “malus” and “clawback” arrangements and lock-up periods for the shares.

As regards those members of the Senior Management who were appointed by resolution of BBVA’s Board of Directors on December 20, 2018 (five members), their annual variable remuneration for 2018 was calculated in line with their former roles, amounting to an aggregate of €633 thousand, being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as members of the Identified Staff.

Deferred annual variable remuneration of Senior Management for 2015

Following year-end, the deferred annual variable remuneration for 2015 of Senior Management, excluding executive directors, who held that position as at December 20, 2018 (15 members), was determined.

Based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the annual variable remuneration for 2015 was adjusted downwards in light of the TSR indicator, which scale led to a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the annual variable remuneration for 2015 to be paid to Senior Management beneficiaries of such remuneration, if applicable conditions are met, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €2,936 thousand and 382,407 BBVA shares, which includes the corresponding update.

As regards those members of the Senior Management who were appointed by resolution of BBVA’s Board of Directors on December 20, 2018 (five members) who were entitled to such deferred remuneration, their annual variable remuneration for 2015 was calculated in line with their former positions and functions, amounting to an aggregate of €110 thousand and 14,203 BBVA shares, which includes the corresponding update, all in application of the remuneration policy to which they were entitled in their condition as members of the Identified Staff.

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

These shares will vest, where applicable, to each beneficiary after they leave directorship for any reason other than serious breach of their duties.

The number of “theoretical shares” allocated in 2018 to each non-executive director beneficiary of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors in 2017, was as follows:

	Theoretical shares allocated in 2018	Theoretical shares accumulated as of December 31, 2018
Tomás Alfaro Drake	10,367	83,449
José Miguel Andrés Torrecillas	12,755	36,565
Belén Garijo López	7,865	34,641
Sunir Kumar Kapoor	4,811	8,976
Carlos Loring Martínez de Irujo	11,985	98,876
Lourdes Máiz Carro	7,454	23,160
José Maldonado Ramos	11,176	78,995
Juan Pi Llorens	11,562	54,171
Susana Rodríguez Vidarte	12,425	104,983
Total (1)	90,400	523,816

 (1) In addition, in 2018, 10,188 “theoretical shares” were allocated to José Antonio Fernández Rivero, who ceased as a director on March 16, 2018.

Pension commitments

At year-end, the Bank has undertaken pension commitments in favor of executive directors Carlos Torres Vila and José Manuel González-Páramo Martínez-Murillo to cover contingencies for retirement, disability and death, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank.

With regard to Carlos Torres Vila, the Directors’ Remuneration Policy provides for a benefits framework according to which he is entitled, provided that he does not leave his position due to serious breach of duties, to receive a retirement pension when he reaches the legally established retirement age, as a lump sum or as income. The amount of this pension shall result from the funds accumulated by the Bank up to December 2016 to cover the commitments under his previous benefits scheme and the sum of the annual contributions made by the Bank from January 1, 2017 to cover said pension, as well as the corresponding accumulated yields.

The amount set out in the Directors’ Remuneration Policy as the annual contribution to cover retirement benefit under the defined-contribution scheme for Carlos Torres Vila is €1,642 thousand.

Of the agreed annual contribution, 15% will be based on variable components and considered “discretionary pension benefits” subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Directors’ Remuneration Policy.

Should the contractual relationship be terminated before he reaches the retirement age for reasons other than serious breach of duties, the retirement benefit due to Carlos Torres Vila when he reaches the legally established retirement age will be calculated based on the total contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank from the time of termination.

With respect to the commitments to cover the contingencies for death and disability for Carlos Torres Vila, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up coverage for the death and disability contingencies included in his benefits scheme.

During 2018, in line with the foregoing, €1,896 thousand was recorded to meet the benefits commitments for Carlos Torres Vila, amount which includes the contribution relating to retirement (€1,642 thousand) and to death and disability (€212 thousand), as well as €42 thousand corresponding to the adjustments made to the amount of “discretionary pension benefits” for 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Carlos Torres Vila amounted to €18,581 thousand as at December 31, 2018.

Of the agreed annual contribution to his retirement, 15% (€246 thousand) was registered in 2018 as “discretionary pension benefits”. Following year-end, this amount was adjusted according to the criteria established to determine Carlos Torres Vila’s annual variable remuneration for 2018. Accordingly, the “discretionary pension benefits” for 2018 amounted to €245 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Portion of his annual variable remuneration for 2018, as well as the remaining conditions established for these benefits in the Directors’ Remuneration Policy.

In the case of José Manuel González-Páramo Martínez-Murillo, the pension scheme provided for in the Directors’ Remuneration Policy establishes an annual contribution of 30% of his annual fixed remuneration, to cover the contingency of his retirement, as well as the payment of the corresponding insurance premiums in order to top up the coverage of the death and disability contingencies.

Of the aforementioned agreed annual contribution, 15% will be based on variable components and be considered “discretionary pension benefits”, therefore subject to the conditions of delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions of variable remuneration that may be applicable in accordance with the Directors’ Remuneration Policy.

José Manuel González-Páramo Martínez-Murillo, upon reaching retirement age, will be entitled to receive, as a lump sum or as income, the benefits arising from contributions made by the Bank to cover pension commitments, plus the corresponding yield accumulated up to that date, provided he does not leave his position due to serious breach of duties. In the event that he voluntarily terminates his employment relationship with the Bank before retirement, the benefits will be limited to 50% of the contributions made by the Bank up to that date, as well as the corresponding accumulated yield, with no additional contributions to be made by the Bank upon termination.

With respect to the commitments to cover the contingencies for death and disability for José Manuel González-Páramo Martínez-Murillo, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage for the death and disability contingencies of his pension system.

In line with the above, during 2018, €405 thousand was recorded to meet the benefits commitments for José Manuel González-Páramo Martínez-Murillo, which amount includes both the contribution relating to retirement (€250 thousand) and death and disability (€147 thousand), as well as €8 thousand corresponding to the adjustments made to the amount of “discretionary pension benefits” for 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with José Manuel González-Páramo amounted to €1,067 thousand as at December 31, 2018.

Of the agreed annual contribution to retirement, 15% (€38 thousand) was registered in 2018 as “discretionary pension benefits”. Following year-end, this amount was adjusted according to the criteria established to determine José Manuel González-Páramo Martínez-Murillo’s annual variable remuneration for 2018. Accordingly, the “discretionary pension benefits” for the year amounted to €42 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Portion of his annual variable remuneration for 2018, as well as the remaining conditions established for these benefits in the Directors’ Remuneration Policy.

As of December 31, 2018 there were no other pension commitments undertaken in favor of other executive directors.

During 2018, €4,754 thousand was recorded to meet the benefits commitments undertaken with members of the Senior Management, excluding executive directors, who held their positions as at December 20, 2018 (15 members), which amount includes the contribution relating to retirement (€3,883 thousand) and to death and disability (€831 thousand), as well as €40 thousand corresponding to the adjustments made to the amount of “discretionary pension benefits” for 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Senior Management amounted to €57,429 thousand as at December 31, 2018.

Of the agreed annual contributions for members of Senior Management who held that position as at December 20, 2018, 15% will be based on variable components and considered “discretionary pension benefits”, therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.

Of the agreed annual contribution to retirement, an amount of €571 thousand was registered in 2018 as “discretionary pension benefits”. Following year-end, this amount was adjusted according to the criteria established to determine the annual variable remuneration of the Senior Management for 2018. Accordingly, the “discretionary pension benefits” for the year, corresponding to members of the Senior Management who held that position as at December 20, 2018, amounted to €555 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Portion of the annual variable remuneration for 2018, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

During 2018, €146 thousand was recorded to meet the benefits commitments undertaken with the members of the Senior Management, excluding executive directors, who were appointed by BBVA’s Board of Directors on December 20, 2018 (five members), pursuant to the commitments made by the Bank with each of them in relation to their previous positions and functions, with such amount including both the contribution to retirement (€97 thousand) as well as to death and disability (€49 thousand), with the fund accumulated to meet retirement commitments for this group amounting to a total of €1,713 thousand.

Extinction of contractual relationship

In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to pay severance indemnity to any executive directors.

The contractual framework defined in the Directors’ Remuneration Policy for Carlos Torres Vila and for the executive director José Manuel González-Páramo Martínez-Murillo, includes a post-contractual non-compete agreement for a period of two years after they cease as BBVA executive directors, in accordance with which they will receive remuneration from the Bank for an amount equivalent to one annual fixed remuneration for each year of duration of the non-compete arrangement, which shall be paid periodically over the course of the two years, provided that they leave their positions as executive directors for reasons other than retirement, disability or serious breach of duties.

C.      Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the following other specialized Board Committees: the Audit and Compliance Committee; the Appointments Committee; the Remuneration Committee; the Risk Committee; and the Technology and Cybersecurity Committee.

Additional information on our Board Committees, including their current composition, is provided below.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors and four non-executive directors, who are the following:

Position	Name
Chairman	Mr. Carlos Torres Vila
Members	Mr. Onur Genç Mr. Jaime Félix Caruana Lacorte Mr. Carlos Loring Martínez de Irujo Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

According to our Board Regulations, the Executive Committee will be apprised of such business as the Board of Directors resolves to confer on it, in accordance with prevailing legislation, our Bylaws or our Board Regulations.

The Executive Committee shall meet on the dates indicated in the annual calendar of scheduled meetings and when the chairman or acting chairman so decides. During 2018, the Executive Committee met nineteen (19) times.

Audit and Compliance Committee

The Audit and Compliance Committee shall perform the duties required under applicable laws, regulations and our Bylaws. Essentially, its mission is to assist the Board in overseeing the financial information and the exercise of the Group control duties.

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

As of the date of this Annual Report, the Audit and Compliance Committee is comprised of five independent directors, who are the following:

Position	Name
Chairman	Mr. José Miguel Andrés Torrecillas
Members	Mrs. Belén Garijo López Mrs. Lourdes Máiz Carro Mrs. Ana Cristina Peralta Moreno Mr. Juan Pi Llorens

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

The Audit and Compliance Committee meets as often as necessary to comply with its functions, although an annual calendar of meetings will be drawn up in accordance with its duties. During 2018, the Audit and Compliance Committee met twelve (12) times.

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

As of the date of this Annual Report, the Appointments Committee is comprised of three independent directors, including its Chair, and of two external directors, who are the following:

Position	Name
Chairman	Mr. José Miguel Andrés Torrecillas
Members	Mrs. Belén Garijo López Mrs. Lourdes Máiz Carro Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

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

The chair of the Appointments Committee will convene it as often as necessary to perform its functions. During 2018, the Appointments Committee met ten (10) times.

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

As of the date of this Annual Report, the Remuneration Committee is comprised of three independent directors, including its Chair, and of two external directors, who are the following:

Position	Name
Chairman	Mrs. Belén Garijo López
Members	Mr. Tomás Alfaro Drake Mr. Carlos Loring Martínez de Irujo Mrs. Lourdes Máiz Carro Mrs. Ana Cristina Peralta Moreno

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

The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair. During 2018, the Remuneration Committee met on five (5) occasions.

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

As of the date of this Annual Report, the Risk Committee is comprised of three independent directors, including its Chair, and of two external directors, who are the following:

Position	Name
Chairman	Mr. Juan Pi Llorens
Members	Mr. José Miguel Andrés Torrecillas Mr. Jaime Félix Caruana Lacorte Mr. Carlos Loring Martínez de Irujo Mrs. Susana Rodríguez Vidarte

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

The Committee meets as often as necessary to comply with its duties, usually fortnightly. In 2018, it held twenty-one (21) meetings.

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

As of the date of this Annual Report, the Technology and Cybersecurity Committee is comprised of one executive director and five non-executive directors, who are the following:

Position	Name
Chairman	Mr. Carlos Torres Vila
Members	Mr. Tomás Alfaro Drake Mr. Jaime Félix Caruana Lacorte Mr. Sunir Kumar Kapoor Mr. Juan Pi Llorens Mr. Jan Paul Marie Francis Verplancke

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

The Committee meets as often as necessary to comply with its functions. In 2018 it held seven (7) meetings.

The Committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, among other things, they regulate the Committee’s operation.

D.      Employees

As of December 31, 2018, we had 125,627 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2018
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	25,419	-	4,919	30,338
United Kingdom	126	-	-	126
France	72	-	-	72
Italy	50	-	2	52
Germany	41	-	-	41
Switzerland	-	122	-	122
Portugal	469	-	-	469
Belgium	24	-	-	24
The Netherlands (Holland)	-	256	-	256
Russia	3	-	-	3
Romania	-	1,313	-	1,313
Ireland	-	4	-	4
Luxembourg	-	-	-	-
Turkey	-	20,425	-	20,425
Finland	-	-	83	83
Total Europe	26,204	22,120	5,004	53,328

The United States	141	10,843	-	10,984

Argentina	-	6,262	-	6,262
Brazil	-	-	6	6
Colombia	-	6,803	-	6,803
Venezuela	-	3,384	-	3,384
Mexico	-	36,123	-	36,123
Uruguay	-	578	-	578
Paraguay	-	430	-	430
Bolivia	-	-	396	396
Chile	-	923	-	923
Cuba	1	-	-	1
Peru	-	6,267	-	6,267

Total Latin America	1	60,770	402	61,173

Hong Kong	89	-	-	89
Japan	3	-	-	3
China	23	-	2	25
Singapore	8	-	-	8
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	9	-	-	9
Indonesia	2	-	-	2

Total Asia	140	-	2	142

Total	26,017	94,202	5,408	125,627

As of December 31, 2017, we had 131,856 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

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

As of December 31, 2016, we had 134,792 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

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

The reduction in the number of employees in the last two years is mainly attributable to divestitures and restructuring plans. See Notes 2.2.12, 3 and 25 to the Consolidated Financial Statements.

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. On June 15, 2016, the XXIII collective bargaining agreement was signed. This agreement became effective as of January 1, 2015 and expired on December 31, 2018. As of the date of this Annual Report, the collective bargaining agreement is being reviewed and updated.

As of December 31, 2018, 2017 and 2016, we had 1,305, 1,300 and 1,598 temporary employees in our Spanish offices, respectively.

E.      Share Ownership

As of March 25, 2019, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	380,138	-	380,138	0.006%
Onur Genç *	51,057	-	51,057	0.001%
Tomás Alfaro Drake	18,459	-	18,459	0.000%
José Miguel Andrés Torrecillas	10,828	-	10,828	0.000%
Jaime Félix Caruana Lacorte	-	-	-	-
Belén Garijo López	-	-	-	-
José Manuel González-Páramo Martínez-Murillo	88,225	-	88,225	0.001%
Sunir Kumar Kapoor *	10,000	-	10,000	0.000%
Carlos Loring Martínez de Irujo	59,390	-	59,390	0.001%
Lourdes Máiz Carro	-	-	-	-
José Maldonado Ramos	38,761	-	38,761	0.001%
Ana Cristina Peralta Moreno	-	-	-	-
Juan Pi Llorens	-	-	-	-
Susana Rodríguez Vidarte	26,980	-	26,980	0.000%
Jan P. M. F. Verplancke	-	-	-	-
TOTAL	683,838	0.000%	683,838	0.010%

* Onur Genç and Sunir Kumar Kapoor owned 106 and 10,000 shares in the form of ADSs, respectively.

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of March 25, 2019 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Eduardo Arbizu Lostao	326,634	-	326,634	0.005
Domingo Armengol Calvo	102,798	-	102,798	0.002
María Jesús Arribas de Paz	73,181	-	73,181	0.001
Carlos Casas Moreno	21,000	-	21,000	0.000
Cristina de Parias Halcón	171,804	-	171,804	0.003
Victoria del Castillo Marchese	12,033	-	12,033	0.000
Ricardo Forcano García	34,087	-	34,087	0.001
María Luisa Gómez Bravo	129,100	-	129,100	0.002
Joaquín M. Gortari Díez	48,712	-	48,712	0.001
Eduardo Osuna Osuna	16,853	-	16,853	0.000
David Puente Vicente	65,218	-	65,218	0.001
Jorge Sáenz-Azcúnaga Carranza	94,682	-	94,682	0.001
Jaime Sáenz de Tejada Pulido	332,160	211	332,371	0.005
Rafael Salinas Martínez de Lecea	185,936	19,530	205,466	0.003
Derek Jensen White	47,761	-	47,761	0.001
TOTAL	1,661,959	19,741	1,681,700	0.025

As of March 22, 2019 a total of 19,638 employees (excluding the members of the Senior Management and executive directors) owned 62,097,627 shares, which represented 0.93% of our capital stock.

 ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

On February 4, 2019, Blackrock, Inc. reported to the SEC that, as of December 31, 2018, it beneficially owned 6.6% of BBVA’s common stock.

As of March 22, 2019, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of March 22, 2019, there were 891,978 registered holders of BBVA’s shares, with an aggregate of 6,667,886,580 shares, of which 658 shareholders with registered addresses in the United States held a total of 1,338,586,920 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B.      Related Party Transactions

Loans to Directors, Senior Management and Other Related Parties

As of December 31, 2018, 2017 and 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. The amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €3,783 thousand, €4,049 thousand and €5,573 thousand as of December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, 2017 and 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2018, 2017 and 2016 the amount availed against the loans to parties related to members of the Senior Management amounted to €69 thousand, €85 thousand and €98 thousand, respectively.

As of December 31, 2018, 2017 and 2016, no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2018, 2017 and 2016, the amount availed against guarantees arranged with members of the Senior Management amounted to €38 thousand, €28 thousand and €28 thousand, respectively.

As of December 31, 2018, no guarantees had been granted with parties related to the members of the Bank’s Board of Directors and the Senior Management. As of December 31, 2017 and 2016, the amount availed against guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 thousand and €8 thousand, respectively.

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

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the gross amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2014 to 2018. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

Per Share
	First Interim		Second Interim		Third Interim		Final		Total

	€	$	€	$	€	$	€	$	€	$
2014	€ 0.080	$ 0.097	(*)	(*)	-	-	(*)	(*)	€ 0.080	$ 0.097
2015	€ 0.080	$ 0.087	(*)	(*)	€ 0.080	$ 0.087	(*)	(*)	€ 0.160	$ 0.174
2016	€ 0.080	$ 0.084	(*)	(*)	€ 0.080	$ 0.084	(*)	(*)	€ 0.160	$ 0.169
2017	€ 0.090	$ 0.108	-	-	-	-	€ 0.150	$ 0.185	€ 0.240	$ 0.293
2018	€ 0.100	$ 0.115	-	-	-	-	€ 0.160	$ 0.183	€ 0.260	$ 0.298

(*)  In execution of the 2014, 2015, 2016, 2017 and 2018 “Dividend Option” schemes described under “Item 4. Information on the Company—Business Overview —Supervision and Regulation—Dividends” approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

On February 1, 2017 BBVA updated its shareholders’ remuneration policy in order to implement a fully in cash remuneration policy after the execution of the 2017 “Dividend Option”, which took place during April 2017 (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”). This fully in cash shareholders’ remuneration policy is expected to be composed, for each financial year, of an interim dividend and a final dividend, subject to any applicable restrictions and authorizations. On April 10, 2019, the final dividend for 2018 will be paid. The rate used to convert euro amounts to U.S. dollars was 1.130 as of March 22, 2019.

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

BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and  “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2018, BBVA had approximately €13.1 billion of reserves in excess of applicable capital and reserve requirements (based on an 11.95% phased-in total capital minimum requirement).

Legal Proceedings

BBVA and its subsidiaries are involved in a number of legal and regulatory actions and proceedings, including legal claims and proceedings, civil and criminal regulatory proceedings, governmental investigations and proceedings, tax proceedings and other proceedings, in jurisdictions around the world.  Legal and regulatory actions and proceedings are subject to many uncertainties, and their outcomes, including the timing thereof, the amount of fines or settlements or the form of any settlements, or changes in business practices we may need to introduce as a result thereof, any of which may be material, are often difficult to predict, particularly in the early stages of a particular legal or regulatory matter.

As of the date hereof, the Group is involved in a number of legal and regulatory actions and proceedings in various jurisdictions around the world (including, among others, Spain, Mexico and the United States), the adverse resolution of which may also adversely impact the Group. See “Item 3. Key Information—Risk Factors—Legal, Regulatory and Compliance Risks—The Group is party to a number of legal and regulatory actions and proceedings” and “Item 3. Key Information—Risk Factors—Legal, Regulatory and Compliance Risks—We may be affected by actions that are incompatible with our ethics and compliance standards, and by our failure to timely detect or remedy any such actions”.

BBVA can provide no assurance that the legal and regulatory actions and proceedings to which it is subject, or to which it may become subject in the future or otherwise affected by, will not, if resolved adversely, result in a material adverse effect on the Group’s financial position, results of operations or liquidity.

B.      Significant Changes

No significant change has occurred since the date of the Consolidated Financial Statements other than those mentioned in this Annual Report or our Consolidated Financial Statements.

ITEM 9.       THE OFFER AND LISTING

A.     Offer and Listing Details

BBVA’s shares are listed on the Madrid, Bilbao, Barcelona and Valencia stock exchanges (the “Spanish Stock Exchanges”) and on the computerized trading system of the Spanish Stock Exchanges (the “Automated Quotation System”) under the symbol “BBVA”. BBVA’s shares are also listed on the Mexican and London stock exchanges as well as quoted on SEAQ International in London. BBVA’s shares are listed on the New York Stock Exchange as American Depositary Shares (ADSs) under the symbol “BBVA”.

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

As of December 31, 2018, State Street Bank and Trust Co., The Bank of New York Mellon, SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 10.69%, 2.31% and 6.33% of BBVA’s common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

From January 1, 2018 through December 31, 2018 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.200% and 0.850%, calculated on a daily basis. As of February 28, 2019, the percentage of outstanding shares held by BBVA and its affiliates was 0.500%.

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2018, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Sociedad de Bolsas reinstated the Operating Rules of the Spanish Automated Quotation System by means of Sociedad de Bolsas Circular 1/2017, of December 18, which came into effect January 3, 2018. Changes introduced in such Operating Rules include changes to the way trading is technically undertaken (e.g. by introducing new types of orders such as “hidden orders” and “combined blocks”, VWAP trades and midpoint orders), the suppression of the New Market segment and the introduction of a Market Making scheme as per MiFID II standards. BBVA, as an active market member in the Spanish market has adapted its technical means and procedures to such changes.

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

Between 5:30 p.m. and 8:00 p.m., special operations, whether “authorized” or “communicated”, can take place outside the computerized matching system of the Sociedad de Bolsas if they fulfill certain requirements. In such respect “communicated” special operations (those that do not need the prior authorization of the Sociedad de Bolsas) can be traded if all of the following requirements are met: (i) the trade price of the share must be within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day; (ii) the market member executing the trade must have previously covered certain positions in securities and cash before executing the trade; and (iii) the size of the trade must involve at least €300,000 and represent at least a 20% of the average daily trading volume of the shares in the Automated Quotation System during the preceding three months. If any of the aforementioned requirements is not met, a special operation may still take place, but it will need to take the form of “authorized” special operation (i.e., those needing the prior authorization of the Sociedad de Bolsas). Such authorization will only be upheld if any of the following requirements are met:

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

In addition, and according to Law 41/1999, Iberclear currently manages the ARCO Securities settlement system (the “ARCO System”) for securities in book-entry form listed on the four Spanish Stock Exchanges, on the Spanish Public Debt Book-Entry Market, on “AIAF Mercado de Renta Fija”, or on other Multilateral Trading Facilities that have appointed Iberclear for such purposes. Cash settlement for all systems is managed through the TARGET2-Banco de España payment system.

Laws 32/2011 and 11/2015 amended the Spanish Securities Market Act and Royal Decree 878/2015 replaced Royal Decree 116/1992 from February 3, 2016, introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions to allow post-trading Spanish systems to integrate into the TARGET2 Securities System (T2S). The project to reform Spain’s clearing, settlement and registry system and connect it to the T2S (the “Reform”) introduced significant changes that affected all classes of securities and all post-trade activities.

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

The second phase started on September 18, 2017, when Iberclear successfully connected itself to T2S. At this time, fixed-income securities were transferred to the new system (being the CADE discontinued), as well as equity securities, with both types of securities beginning to be also settled in accordance with the procedures, formats and time periods of the T2S and under the ARCO System. The Reform culminated with the successful migration to T2S.

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

According to the Securities Market Act, brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of our shares from the depositary to a holder of ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of a member of a Spanish Stock Exchange. The deposit agreement provides that holders depositing our shares with the depositary in exchange for ADSs or withdrawing our shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the depositary.

Securities Market Legislation

The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and the regulation implementing it:

•          established an independent regulatory authority, the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”), to supervise the securities markets;

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

On February 14, 1992, Royal Decree No. 116/92 established the clearance and settlement system and the book-entry system, and required that all companies listed on a Spanish Stock Exchange adopt the book-entry system. On February 3, 2016 Royal Decree 878/2015 came into force and replaced Royal Decree 116/1992 (Royal Decree 827/2017, of September 1 and Royal Decree 1464/2018, of December 21, amended Royal Decree 878/2015 by reflecting certain aspects of the Reform and of MiFID II).

On April 12, 2007, the Spanish Congress approved Law 6/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Regarding the transparency of listed companies, Law 6/2007 amended the reporting requirements and the disclosure regime, and established changes in the supervision system. On the takeover bids side, Law 6/2007 has established the cases in which a company must launch a takeover bid and the ownership thresholds at which a takeover bid must be launched. It also regulates conduct rules for the board of directors of target companies and the squeeze-out and sell-out when a 90% of the share capital is held after a takeover bid. Additionally, Law 6/2007 was further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities, which was subsequently amended. See “—Trading by the Bank and its Affiliates in the Shares”.

On December 19, 2007, the Spanish Congress approved Law 47/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. Further MiFID implementation was introduced by Royal Decree 217/2008. Royal Decree 217/2008 has been amended from time to time, including in 2018 by Royal Decree 1464/2018, of December 21, in order to adapt it to MiFID II rules.

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

Directive 2014/65/EU (MiFID II) of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU, and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR), were published on June 12, 2014 and, when fully implemented and in force. will affect the Spanish securities market legislation, markets and infrastructures, implying higher compliance costs for financial institutions. MiFID II has been implemented into Spanish Law by Royal Decree-Law 21/2017, of December 29, by Royal Decree-Law 14/2018, of September 28, and by Royal Decree 1464/2018, of December 21.

Royal Legislative Decree 4/2015, of October 23, approved the reinstated text of the Securities Markets Act and it has also been affected and amended by the aforementioned MiFID II implementation rules.

Trading by the Bank and its Affiliates in the Shares

Trading by subsidiaries in their parent companies shares is restricted by the Corporate Enterprises Act.

Neither BBVA nor its affiliates may purchase BBVA’s shares unless the making of such purchases is authorized at a meeting of BBVA’s shareholders by means of a resolution establishing, among other matters, the maximum number of shares to be acquired and the authorization term, which cannot exceed five years. Restricted reserves equal to the purchase price of any shares that are purchased by BBVA or its subsidiaries must be made by the purchasing entity. The total number of shares held by BBVA and its subsidiaries may not exceed 10% of BBVA’s total share capital, as per the treasury stock limits set forth in the Corporate Enterprises Act (Royal Legislative Decree 1/2010). It is the practice of Spanish banking groups, including the BBVA Group, to establish subsidiaries to trade in their parent company’s shares in order to meet imbalances of supply and demand, to provide liquidity (especially for trades by their customers) and to modulate swings in the market price of their parent company’s shares.

Spanish Financial Transaction Tax Bill

During a meeting held on January 18, 2019, the Spanish council of ministers approved the Bill on the Financial Transaction Tax, which is based in part on the Commission’s Proposal. The Spanish FTT Bill introduces a new indirect tax, amounting to 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. The bill is currently under discussion in the Spanish Parliament, and while there is no assurance it will be approved due to the forthcoming general elections, if it did, it would affect any purchaser of BBVA’s shares not falling under an exemption, and likely, BBVA itself as purchaser of its treasury stock.

Reporting Requirements

Royal Decree 1362/2007, as amended, requires that any person or entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% and 90% of the capital stock of a company listed on a Spanish Stock Exchange must, within four stock exchange business days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.

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

Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (“MAR”) and its implementing regulations entered into force on July 3, 2016, involving a number of changes for BBVA as a listed issuer, including in relation to areas such as disclosure of inside information to the market, maintenance of insider lists and disclosure of restrictions on dealings by directors and persons discharging managerial responsibilities.

Through Royal Decree-Law 19/2018 of November 23, on payment services and other urgent financial measures, the consolidated text of the Securities Market Act has been completely adapted to the European MAR framework, including the following changes:

•          the Spanish legislator has opted for certain solutions among those permitted by the European MAR framework in certain specific cases;

•          several amendments have been introduced in the sanctioning regime on market abuse (inside information and market manipulation); and

•          some special provisions applicable to listed companies in this area which were not compatible with this European regulatory framework or not consistent with the objective of MAR of achieving full harmonization throughout the European Union have been expressly repealed.

Each Spanish bank is required to provide to the Bank of Spain, within one month following each natural quarter, a list of all the bank’s shareholders that are financial institutions and other non-financial institution shareholders owning at least 0.25% of a bank’s total share capital. Furthermore, the banks are required to inform the Bank of Spain, as soon as they become aware, of any acquisitions or disposals of holdings in their capital that cross any of the levels indicated in Articles 16 (at least 10% of the capital or of the voting rights of the credit institution), 17 (either the percentage of voting rights or capital held is equal to or greater than 20%, 30% or 50%, or the acquisition entails acquiring control of the credit institution) and 21 (the percentage of voting rights or of capital held falls below 20%, 30% or 50% or the disposal entails the loss of control of the credit institution) of Law 10/2014, of June 26, 2014.

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

Registry and Company’s Objects and Purposes

BBVA is registered with the Commercial Registry of Bizkaia (Spain). Its registration number at the Commercial Registry of Bizkaia is volume 2,083, Company section folio 1, sheet BI-17-1, 1st entry. Its corporate purpose is to engage in all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it that are permitted or not prohibited by prevailing provisions and ancillary activities. Its corporate purpose also includes the acquisition, holding, utilization and divestment of securities, public offerings to buy and sell securities, and any kind of holdings in any company or enterprise. BBVA’s corporate purpose is contained in Article 3 of BBVA’s Bylaws.

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our Bylaws. Also, our Board Regulations govern the internal procedures and the operation of the Board of Directors and its Committees and directors’ rights and duties as described in their charter. The referred Board Regulations limit a director’s right to vote on a proposal, arrangement or contract in which the director is materially interested and require retirement of directors at a certain age. Directors are not required to hold shares of BBVA in order to be appointed as such. As regards compensation in shares for executive directors, please see “Item 6. Directors, Senior Management and Employees—Compensation”.

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

Shareholders’ Meetings

The annual general shareholders’ meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding general meetings. These establish the possibility of voting or delegating votes over remote communication media.

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

Our general shareholders’ meeting Regulations establish that annual and extraordinary general shareholders’ meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (“BORME”) or one of the most widely disseminated daily newspapers in Spain, as well as being disseminated on the CNMV (the Spanish Securities Market Commission) website and the Company website, except when legal provisions establish other media for disseminating the notice.

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

General shareholders’ meetings will be validly constituted at first summons with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting at second summons. In either case, resolutions will be agreed by the majority of the votes. However, a general shareholders’ meeting will only be validly held with the presence of 50% of our voting capital at first summons or of 25% of the voting capital at second summons, in the case of resolutions concerning the following matters:

–   debt issuances;

–   share capital increases or decreases;

–   the exclusion or limitation of the pre-emptive subscription rights over new shares;

–   transformation, merger of BBVA or spin-off and global assignment of assets and liabilities;

–   the off-shoring of domicile, and

–   any other amendment to the Bylaws.

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

C.       Material Contracts

Joint Venture Agreement with Cerberus

On November 28, 2017, BBVA and various BBVA Group companies entered into a joint venture agreement (the “Joint Venture Agreement”) with Promontoria Marina, S.L.U. (“Promontoria”), a company managed by Cerberus Capital Management, L.P. (“Cerberus”),  for the creation of a joint venture to which an important part of the real estate business of BBVA in Spain (the “Business”) was contributed. The Business comprises: (i) REOs held by BBVA as of June 26, 2017, with a gross book value of approximately €13,000 million; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For purposes of the transaction, the Business was valued at approximately €5,000 million. The final price will be determined based on the volume of REOs effectively contributed.

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the contribution of the Business (except for part of the agreed REOs, as further explained below) to a company called Divarian Propiedad, S.A. (“Divarian”), and the sale of an 80% stake in Divarian to Promontoria.

The Joint Venture Agreement governs the main terms and conditions of the contribution of the Business and the sale of the 80% stake in Divarian to Promontoria (including the granting by BBVA of certain representation and warranties in favor of Promontoria in relation to the Joint Venture Agreement and its assets and REOs).

As of the date of this Annual Report, the transfer of several REOs remains subject to the fulfilment of certain conditions:

(i)        failure by the Public Administration to exercise the preferential acquisition right over the REOs located in Catalonia (this condition has to be fulfilled by June 30, 2019);

(ii)      authorization by the Public Administration of the transfer of the REOs subject to a special public protection scheme (viviendas de protección pública) (this condition has to be fulfilled by April 10, 2020); and

(iii)     recording of REOs in the Land Registry in favor of BBVA (this condition has to be fulfilled by April 10, 2020).

On October 10, 2018 the parties executed the following agreements (among others):

(i)        a loan agreement by virtue of which BBVA granted a loan to Promontoria Holding 208 B.V., a Dutch entity and the sole shareholder of Promontoria, for the payment of 20% of the purchase price;

(ii)      a shareholders’ agreement for Divarian entered into between BBVA and Promontoria, in which the rights and obligations of the parties are regulated. According to this shareholders’ agreement, Divarian will be primarily managed by Promontoria and BBVA will have no representation in the board of directors. However, BBVA will have certain veto rights at the general shareholders’ meeting over material decisions. The shareholders’ agreement also provides for a lock-up period of two years for Promontoria and BBVA, and sets forth drag-along, first refusal and the tag-along rights (the first two in favor of Promontoria and the third one in favor of BBVA). In addition, Promontoria has granted to BBVA an option to require Promontoria to acquire BBVA’s stake in the share capital of Divarian, which may be exercised within 12 months from the third anniversary of the closing date (October 10, 2018).

(iii)     a services agreement entered into between BBVA and Haya Real Estate, S.L.U. (“Haya”), a company managed by Cerberus, by virtue of which Haya has agreed to provide management services for most of the real estate portfolio held by BBVA in Spain which was not contributed to Divarian (and for real estate assets in Spain that come into BBVA’s possession after June 26, 2017) for a term of 10 years as from October 10, 2018; and

(iv)    a transition services agreement entered into between BBVA and Divarian by virtue of which BBVA has agreed to provide support services for a transitional term which duration varies depending on the particular service.

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

E.       Taxation

Spanish Tax Considerations

The following is a summary of the material Spanish tax consequences to U.S. Residents (as defined below) of the acquisition, ownership and disposition of BBVA’s ADSs or ordinary shares as of the date of the filing of this Annual Report. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with U.S. Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, and are not treated as owning, 25% or more of BBVA’s shares, including ADSs.

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

The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities, but not before February 1 of the following year.

U.S. Residents are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

U.S. Holders should consult their tax advisors regarding the availability of, and the procedures to be followed in connection with, this exemption.

Taxation of Rights

Distribution of preemptive rights to subscribe for new shares made with respect to shares in BBVA will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of preemptive rights received by U.S. Residents are generally not taxed in Spain provided that certain conditions are met (see “—Taxation of Capital Gains”  below).

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by U.S. Residents from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 19% tax rate, on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the discussion above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains such a clause) will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). Under the Treaty, U.S. Residents’ capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. U.S. Residents will be required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of residence in the United States from the IRS (discussed above in “—Taxation of Dividends”), together with the corresponding Spanish tax form.

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADSs upon death or by gift to individuals are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the transferee. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate for individuals, after applying all relevant factors, ranges between approximately 7.65% and 81.6% under Spanish Law 29/1987. After determining the tax rate, multipliers that range from 1.0 to 2.4, are applied in order to assess the tax due. Those multipliers take into account the preexisting wealth of the inheritor / donee, and the kinship with the deceased / donor.

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

U.S. Tax Considerations

The following summary describes material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. The summary applies only to U.S. Holders that are eligible for the benefits of the Treaty (in each case, as defined under “Spanish Tax Considerations” above) and that hold ADSs or ordinary shares as capital assets for tax purposes. This discussion does not address all of the tax consequences that may be relevant to any particular U.S. Holder, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences that may be relevant to holders subject to special rules, such as:

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

The summary is based upon the tax laws of the United States, including the Code, the Treaty, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, the summary is based in part on representations by the depositary and assumes that each obligation provided for in or otherwise contemplated by BBVA’s deposit agreement and any other related document will be performed in accordance with its terms. Prospective purchasers or owners of the ADSs or ordinary shares are urged to consult their tax advisors as to the U.S., Spanish or other tax consequences of the ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

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

This discussion assumes that BBVA has not been, and will not become, a passive foreign investment company (“PFIC”) (as discussed below).

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2018 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

F.      Dividends and Paying Agents

Not Applicable.

G.      Statement by Experts

Not Applicable.

H.     Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by BBVA with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which BBVA’s ADSs are listed. In addition, the SEC maintains a web site that contains information filed or furnished electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this Annual Report on Form 20-F.

I.       Subsidiary Information

Not Applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Trading Portfolio Activities

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks can be classified as follows:

•          Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

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

The standard metric used by the Group to measure market risk in the trading portfolio is Value at Risk (“VaR”), which indicates the maximum loss expected to occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. The market risk analysis considers various market risks, such as credit-spread risk, basis risk, volatility risk and correlation risk, among others.

Headings of the balance sheet subject to VaR measurement

We rely on VaR to measure market risk in our trading portfolio. The table below shows the aggregate amount of our traded financial products and assets, by accounting line of the consolidated balance sheet, as of December 31, 2018, in respect of which there is a market risk and therefore is subject to a VaR measurement:

As of December 31, 2018
VaR
(In Millions of Euros)
Assets subject to market risk
Financial assets held for trading	57,486
Financial assets at fair value through other comprehensive income	5,652
Of which: Equity instruments	-
Hedging derivatives	688
Liabilities subject to market risk
Financial liabilities held for trading	38,844
Hedging derivatives	550

Although the table above provides information on the financial positions in our trading portfolio subject to market risk and therefore VaR measurement, such information is provided for information purposes only and does not reflect how market risk in trading activity is managed.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer trading book, which jointly accounted for around 76% and 70% of the Group’s trading book market risk as of December 31, 2018 and 2017, respectively. For the rest of the geographical areas where the Group operates (applicable mainly to the Group’s South America subsidiaries, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the Standardised Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the “standard model”).

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it predicts the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used by Banco Bilbao Vizcaya Argentaria, S.A., BBVA Bancomer, BBVA Colombia, S.A., Compass Bank and Garanti.

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

In the case of the Global Markets units of Argentina and Peru, a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•        VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest-rate risk, exchange-rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•        Specific Risk - Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e., Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

•        Specific Risk - Securitization and correlation portfolios. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the rating level of a specific credit structure. They are calculated by the standard model. The scope of the correlation portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the assessed positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at a trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2018

The Group’s market risk related to its trading portfolio remains at low levels compared with other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. During 2018 the average VaR was €21 million, below the average and highest figures for 2017. VaR reached a high on March 16, 2018 of €26 million. The evolution in the Group’s market risk during 2018, measured as VaR without smoothing with a 99% confidence level and a one-day horizon (shown in millions of euros) was as follows:

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 55% of the total at December 31, 2018 (this figure includes the spread risk). The relative weight of this risk increased compared with its relative weight at December 31, 2017 (48%). Exchange-rate risk had a relative weight of 14%, the same as in 2017, while the relative weight of equity, volatility and correlation risk decreased from 38% at December 31, 2017 to 31% at December 31, 2018.

The VaR average in 2018, 2017 and 2016 was €21 million, €27 million and €29 million, respectively. The total VaR figures for 2018, 2017 and 2016 can be broken down as follows:

Risk	2018	2017	2016
	(In Millions of Euros)
At December 31
Interest/Spread risk	19	23	29
Currency risk	5	7	7
Stock-market risk	3	4	2
Vega/Correlation risk	7	14	12
Diversification effect(*)	(17)	(26)	(24)
For period	17	22	26
VaR average in the period	21	27	29
VaR max in the period	26	34	38
VaR min in the period	16	22	23

(*)     The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

VaR and other measures of the risk of loss used by the Group involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements”.

Validation of the internal market risk model

The internal market risk model is validated on a regular basis by backtesting in both Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer. The aim of backtesting is to validate the quality and precision of the internal market risk model used by the Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer is adequate and precise.

Two types of backtesting were carried out during the years ended December 31, 2018, 2017 and 2016:

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

During the year ended December 31, 2018, we carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the risk level estimated by the internal VaR calculation model. At the end of 2018, the comparison showed the internal VaR calculation model was working correctly, within the “green” zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on the Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

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

ALCO monitors the interest-rate risk metrics and the Assets and Liabilities Management unit carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and other limits in the different balance sheets and for the Group as a whole, and complying with current and future regulatory requirements.

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

The model is necessarily underpinned by an elaborate set of assumptions that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of deposits with no explicit maturity, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The assumptions are reviewed and adapted, at least on an annual basis, to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value with a static model (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the estimated impact on net interest income and economic value as of December 31, 2018, for the next succeeding year, of the main entities in the BBVA Group in 2018 of 100 basis points increases/decreases in interest rates (while certain information in this table is provisional, the distributions should not be significantly affected):

	Impact on Net Interest Income (*)		Impact on Economic Value(**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease

Europe (***)	+ (5% - 10%)	- (5% - 10%)	+ (0% - 5%)	- (0% - 5%)
USA	+ (5% - 10%)	- (5% - 10%)	- (5% - 10%)	+ (0% - 5%)
Mexico	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)
Turkey	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
South America	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
BBVA Group	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	- (0% - 5%)

(*)     Percentage impact of “one year” net interest income forecast for each unit.

(**)   Percentage impact of core capital for each unit.

(***) In Europe falling interest rates at more negative levels than the current interest rates.

In 2018, European monetary policy has remained expansionary, maintaining interest rates at 0% and the deposit rate at (0.4)%. In the United States, the rising rate cycle initiated by the Federal Reserve in 2015 has continued. In Mexico and Turkey, the upward cycle has continued as a result of volatility in their currencies and inflation prospects. In South America, monetary policy has continued to be expansive in most of the economies where the Group operates, with the exception of Argentina, where rates increased and actions were taken to slow inflation.

The Group overall maintains a positive and moderate sensitivity in its net interest income to an increase in interest rates. Higher relative net interest income sensitivities are particularly observed in markets using the euro and U.S. dollar. In Europe, however, the possible decrease in interest rates is limited by the very low or even negative prevailing interest rates, which prevent that very adverse scenarios may occur. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In the Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account diversification.

The corporate Assets and Liabilities Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the framework of limits are integrated into management and supplemented with additional assessment indicators. At the corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

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

In 2018, emerging markets experienced higher volatility levels in exchange rates. As for the main currencies of the countries where the Group operates, the Mexican peso and U.S. dollar appreciated against the euro in terms of period-end exchange rates (around 5% in both cases), while the Turkish lira and Argentine peso have strongly depreciated against the euro (25% and 48%, respectively) affected by idiosyncratic factors at period-end.

The Group’s structural exchange-rate risk exposure level has remained fairly stable since the end of 2017. The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro and focuses on the Mexican peso and the Turkish lira. The risk mitigation level in BBVA’s capital ratio due to the book value of the Group’s holdings in foreign emerging markets currencies stood at around 70% and, as of the end of 2018, the CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency was as follows: U.S. dollar +1.1 bps; Mexican peso -0.2 bps; Turkish lira -0.2 bps; and other currencies -0.2 bps. Hedging of emerging markets-currency denominated earnings in 2018 increased to 82% (from 61% in 2017), concentrated in the Mexican peso, Turkish lira and other main Latin American currencies.

Structural equity risk

The Group’s exposure to structural equity risk stems mainly from minority shareholdings in industrial and financial companies held with long or medium-term investment horizons. This exposure is modulated in some portfolios with positions held in derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

The management of structural equity portfolios is the responsibility of the Group’s units specialized in this area. Their activity is subject to the risk management corporate policy on structural equity risk management, which complies with the defined management principles of BBVA and its Risk Appetite Framework.

The Group’s risk management systems also make it possible to anticipate potential negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

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

With regards to equity markets, the world indexes at the end of 2018 experienced generalized falls and volatility surges in a scenario of global growth slowdown, increase of political uncertainty and normalization of monetary policies.

Structural equity risk, measured in terms of economic capital, decreased in 2018 mainly due to lower exposure. The aggregate sensitivity of the Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio was around €(28) million as of December 31, 2018 and €(32) million as of December 31, 2017. This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

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

•         reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2018, the Depositary reimbursed us $897,129 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2018.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2018
(In Dollars)
NYSE Listing Fees	359,262
Investor Relations Marketing	260,693
Professional Services	103,714
Annual General Shareholders’ Meeting Expenses	167,552
Other	5,908

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2018, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, BBVA’s Group Executive Chairman, Chief Executive Officer and  Chief Financial Officer concluded that BBVA’s disclosure controls and procedures are effective at a reasonable assurance level in ensuring that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is  (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and  Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2018, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2018. BBVA adopted IFRS 9 on January 1, 2018 and has updated and modified certain controls over financial reporting as a result of the new accounting standard, embedding them into the existing control environment.

Our internal control over financial reporting as of December 31, 2018 has been audited by KPMG Auditores S.L., an independent registered public accounting firm, as stated in their report which follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, recognized income and expenses, changes in equity, and cash flows for the years then ended, and the related notes  (collectively, the consolidated financial statements), and our report dated March 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 28, 2019

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees paid and payable by our principal accountants KPMG Auditores S.L. and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2018	2017
	(In Millions of Euros)
Audit Fees(1)	22.7	23.3
Audit-Related Fees(2)	5.2	6.1
Tax Fees(3)	-	-
All Other Fees(4)	-	0.2
Total	27.9	29.6

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

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2018	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit) in Euros	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 1 to January 31	10,576,152	7.37	—	—
February 1 to February 28	34,678,539	7.06	—	—
March 1 to March 31	24,133,223	6.60	—	—
April 1 to April 30	21,355,583	6.45	—	—
May 1 to May 31	22,620,981	6.39	—	—
June 1 to June 30	29,272,628	6.14	—	—
July 1 to July 31	16,255,315	6.08	—	—
August 1 to August 31	20,605,698	5.64	—	—
September 1 to September 30	24,846,251	5.58	—	—
October 1 to October 31	32,025,964	5.13	—	—
November 1 to November 30	22,330,170	4.95	—	—
December 1 to December 31	21,203,340	5.24	—	—
Total	279,903,844	6.01	—	—

During 2018, we sold a total of 245,985,735 shares for an average price of €6.13 per share.

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

In addition, our Audit and Compliance Committee is composed exclusively of independent directors, who are not members of the Bank’s Executive Committee and the Committee chairman has experience in accounting, auditing and risk management, in accordance with the specific regulations of the Audit and Compliance Committee. Our Risk Committee is composed exclusively of non-executive directors, the majority of whom (including its chairman) are independent directors. Also, in accordance with the Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairman) are independent directors.

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

ITEM 18.        FINANCIAL STATEMENTS

Please see pages F-1 through F-319.

ITEM 19         EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation) (*)

8.1	Consolidated Companies Composing Registrant (see Appendix I to IX to our Consolidated Financial Statements included herein)

10.1	Information on Compensation Plans (**)
12.1	Section 302 Group Executive Chairman Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File

(*) Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2017

(**) Incorporated by reference to BBVA’s report on Form 6-K submitted on February 14, 2019 (SEC Accession No. 0001193125-19-039617).

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Jaime Sáenz de Tejada Pulido
Name:	Jaime Sáenz de Tejada Pulido
Title:	Chief Financial Officer

Date: March 28, 2019

Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms for the years 2018, 2017, and 2016

Contents

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES
APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	F-256
APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group	F-264
APPENDIX III Changes and notification of participations in the BBVA Group in 2018	F-265
APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2018	F-268
APPENDIX V BBVA Group’s structured entities. Securitization funds	F-269
APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2018, 2017 and 2016	F-271
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2018, 2017 and 2016	F-275
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-278
APPENDIX IX Additional information on Risk Concentration	F-294

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, recognized income and expenses, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 1.3 to the consolidated financial statements, in 2018 the Company has changed its method of accounting for financial instruments due to the adoption of International Financial Reporting Standard 9, Financial Instruments, and the Company has elected to change its method of accounting for hyperinflationary economies under International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/  KPMG Auditores, S.L.

We have served as the Company’s auditor since 2017.

Madrid, Spain

March 28, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheet of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2016 and the related consolidated income statement, statement of recognized income and expenses, statement of changes in equity and statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group’s Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2016 and the consolidated results of their operations and their cash flows for the year then ended in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

/s/ DELOITTE, S.L.

Madrid, Spain

March 31, 2017

Consolidated balance sheets as of December 31, 2018, 2017 and 2016

ASSETS (Millions of Euros)
	Notes	2018	2017	2016
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	58,196	42,680	40,039
FINANCIAL ASSETS HELD FOR TRADING	10	90,117	64,695	74,950
Derivatives		30,536	35,265	42,955
Equity instruments		5,254	6,801	4,675
Debt securities		25,577	22,573	27,166
Loans and advances to central banks		2,163	-	-
Loans and advances to credit institutions		14,566	-	-
Loans and advances to customers		12,021	56	154
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	5,135
Equity instruments		3,095
Debt securities		237
Loans and advances to central banks		-
Loans and advances to credit institutions		-
Loans and advances to customers		1,803
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,313	2,709	2,062
Equity instruments		-	1,888	1,920
Debt securities		1,313	174	142
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		-	648	-
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	56,337	69,476	79,221
Equity instruments		2,595	3,224	4,641
Debt securities		53,709	66,251	74,580
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		33	-	-
Loans and advances to customers		-	-	-
FINANCIAL ASSETS AT AMORTIZED COST	14	419,660	445,275	483,672
Debt securities		32,530	24,093	28,905
Loans and advances to central banks		3,941	7,300	8,894
Loans and advances to credit institutions		9,163	26,261	31,373
Loans and advances to customers		374,027	387,621	414,500
HEDGING DERIVATIVES	15	2,892	2,485	2,833
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(21)	(25)	17
JOINT VENTURES AND ASSOCIATES	16	1,578	1,588	765
Joint ventures		173	256	229
Associates		1,405	1,332	536
INSURANCE AND REINSURANCE ASSETS	23	366	421	447
TANGIBLE ASSETS	17	7,229	7,191	8,941
Property, plants and equipment		7,066	6,996	8,250
For own use		6,756	6,581	7,519
Other assets leased out under an operating lease		310	415	732
Investment properties		163	195	691
INTANGIBLE ASSETS	18	8,314	8,464	9,786
Goodwill		6,180	6,062	6,937
Other intangible assets		2,134	2,402	2,849
TAX ASSETS	19	18,100	16,888	18,245
Current		2,784	2,163	1,853
Deferred		15,316	14,725	16,391
OTHER ASSETS	20	5,472	4,359	7,274
Insurance contracts linked to pensions		-	-	-
Inventories		635	229	3,298
Other		4,837	4,130	3,976
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	21	2,001	23,853	3,603
TOTAL ASSETS		676,689	690,059	731,856

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated balance sheets as of December 31, 2018, 2017 and 2016

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2018	2017	2016
FINANCIAL LIABILITIES HELD FOR TRADING	10	80,774	46,182	54,675
Trading derivatives		31,815	36,169	43,118
Short positions		11,025	10,013	11,556
Deposits from central banks		10,511	-	-
Deposits from credit institutions		15,687	-	-
Customer deposits		11,736	-	-
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	6,993	2,222	2,338
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		976	-	-
Debt certificates		2,858	-	-
Other financial liabilities		3,159	2,222	2,338
Of which: Subordinated liabilities		-	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	22	509,185	543,713	589,210
Deposits from central banks		27,281	37,054	34,740
Deposits from credit institutions		31,978	54,516	63,501
Customer Deposits		375,970	376,379	401,465
Debt certificates		61,112	63,915	76,375
Other financial liabilities		12,844	11,850	13,129
Of which: Subordinated liabilities		18,047	17,316	17,230
HEDGING DERIVATIVES	15	2,680	2,880	2,347
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		-	(7)	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	9,834	9,223	9,139
PROVISIONS	24	6,772	7,477	9,071
Provisions for pensions and similar obligations		4,787	5,407	6,025
Other long term employee benefits		62	67	69
Provisions for taxes and other legal contingencies		686	756	418
Provisions for contingent risks and commitments		636	578	950
Other provisions		601	669	1,609
TAX LIABILITIES	19	3,276	3,298	4,668
Current		1,230	1,114	1,276
Deferred		2,046	2,184	3,392
OTHER LIABILITIES	20	4,301	4,550	4,979
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		-	17,197	-
TOTAL LIABILITIES		623,814	636,736	676,428

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated balance sheets as of December 31, 2018, 2017 and 2016

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2018	2017	2016
SHAREHOLDERS’ FUNDS		54,326	53,283	50,985
Capital	26	3,267	3,267	3,218
Paid up capital		3,267	3,267	3,218
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity instruments		50	54	54
Retained earnings	28	23,018	23,612	21,844
Revaluation reserves	28	3	12	20
Other reserves	28	(58)	(35)	(59)
Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates		(58)	(35)	(59)
Other		-	-	-
Less: Treasury shares	29	(296)	(96)	(48)
Profit or loss attributable to owners of the parent		5,324	3,519	3,475
Less: Interim dividends		(975)	(1,043)	(1,510)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(7,215)	(6,939)	(3,622)
Items that will not be reclassified to profit or loss		(1,284)	(1,183)	(1,095)
Actuarial gains or losses on defined benefit pension plans		(1,245)	(1,183)	(1,095)
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(155)	-	-
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		116
Items that may be reclassified to profit or loss		(5,932)	(5,755)	(2,527)
Hedge of net investments in foreign operations (effective portion)		(218)	1	(118)
Foreign currency translation		(6,643)	(7,297)	(3,341)
Hedging derivatives. Cash flow hedges (effective portion)		(6)	(34)	16
Financial assets available for sale			1,641	947
Fair value changes of debt instruments measured at fair value through other comprehensive income		943
Hedging instruments (non-designated items)		-
Non-current assets and disposal groups classified as held for sale		1	(26)	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(9)	(40)	(31)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	31	5,764	6,979	8,064
Accumulated other comprehensive income (loss)		(3,236)	(2,550)	(1,430)
Other		9,000	9,530	9,494
TOTAL EQUITY		52,874	53,323	55,428
TOTAL EQUITY AND TOTAL LIABILITIES		676,689	690,059	731,856

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
0	Notes	2018	2017	2016
Loan commitments given	33	118,959	94,268	107,254
Financial guarantees given	33	16,454	16,545	18,267
Other commitments given	33	35,098	45,738	42,592

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated income statements for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2018	2017	2016
Interest and other income	37.1	29,831	29,296	27,708
Interest expense	37.2	(12,239)	(11,537)	(10,648)
NET INTEREST INCOME		17,591	17,758	17,059
Dividend income	38	157	334	467
Share of profit or loss of entities accounted for using the equity method	39	(7)	4	25
Fee and commission income	40	7,132	7,150	6,804
Fee and commission expense	40	(2,253)	(2,229)	(2,086)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	216	985	1,375
Gains (losses) on financial assets and liabilities held for trading, net	41	707	218	248
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	143	(56)	114
Gains (losses) from hedge accounting, net	41	72	(209)	(76)
Exchange differences, net	41	(9)	1,030	472
Other operating income	42	949	1,439	1,272
Other operating expense	42	(2,101)	(2,223)	(2,128)
Income from insurance and reinsurance contracts	43	2,949	3,342	3,652
Expense from insurance and reinsurance contracts	43	(1,894)	(2,272)	(2,545)
GROSS INCOME		23,747	25,270	24,653
Administration costs		(10,494)	(11,112)	(11,366)
Personnel expenses	44.1	(6,120)	(6,571)	(6,722)
Other administrative expenses	44.2	(4,374)	(4,541)	(4,644)
Depreciation and amortization	45	(1,208)	(1,387)	(1,426)
Provisions or reversal of provisions	46	(373)	(745)	(1,186)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(3,981)	(4,803)	(3,801)
Financial assets measured at amortized cost		(3,980)	(3,676)	(3,598)
Financial assets at fair value through other comprehensive income		(1)	(1,127)	(202)
NET OPERATING INCOME		7,691	7,222	6,874
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates		-	-	-
Impairment or reversal of impairment on non-financial assets	48	(138)	(364)	(521)
Tangible assets		(5)	(42)	(143)
Intangible assets		(83)	(16)	(3)
Other assets		(51)	(306)	(375)
Gains (losses) on derecognition of non - financial assets and subsidiaries, net	49	78	47	70
Negative goodwill recognized in profit or loss		-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	815	26	(31)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	55.2	8,446	6,931	6,392
Tax expense or income related to profit or loss from continuing operations		(2,295)	(2,169)	(1,699)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS		6,151	4,762	4,693
Profit or loss after tax from discontinued operations, net		-	-	-
PROFIT FOR THE YEAR		6,151	4,762	4,693
Attributable to minority interest [non-controlling interest]	31	827	1,243	1,218
Attributable to owners of the parent	55.2	5,324	3,519	3,475

		2018	2017	2016
EARNINGS PER SHARE (Euros)		0.76	0.48	0.49
Basic earnings per share from continued operations		0.76	0.48	0.49
Diluted earnings per share from continued operations		0.76	0.48	0.49
Basic earnings per share from discontinued operations		-	-	-
Diluted earnings per share from discontinued operations		-	-	-

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (MILLIONS OF EUROS)
	2018	2017	2016
PROFIT RECOGNIZED IN INCOME STATEMENT	6,151	4,762	4,693
OTHER RECOGNIZED INCOME (EXPENSES)	(2,523)	(4,439)	(3,012)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(141)	(91)	(240)
Actuarial gains and losses from defined benefit pension plans	(79)	(96)	(303)
Non-current assets and disposal groups held for sale	-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	(172)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	166
Income tax related to items not subject to reclassification to income statement	(56)	5	63
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(2,382)	(4,348)	(2,772)
Hedge of net investments in foreign operations (effective portion)	(244)	80	166
Valuation gains or losses taken to equity	(244)	112	166
Transferred to profit or loss	-	-	-
Other reclassifications	-	(32)	-
Foreign currency translation	(1,537)	(5,080)	(2,157)
Valuation gains or losses taken to equity	(1,542)	(5,089)	(2,110)
Transferred to profit or loss	5	(22)	(47)
Other reclassifications	-	31	-
Cash flow hedges (effective portion)	27	(67)	80
Valuation gains or losses taken to equity	(32)	(122)	134
Transferred to profit or loss	58	55	(54)
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Available-for-sale financial assets		719	(694)
Valuation gains or losses taken to equity		384	438
Transferred to profit or loss		347	(1,248)
Other reclassifications		(12)	116
Debt securities at fair value through other comprehensive income	(901)
Valuation gains or losses taken to equity	(766)
Transferred to profit or loss	(135)
Other reclassifications	-
Non-current assets and disposal groups held for sale	20	(20)	-
Valuation gains or losses taken to equity	-	-	-
Transferred to profit or loss	20	-	-
Other reclassifications	-	(20)	-
Entities accounted for using the equity method	9	(14)	(89)
Income tax relating to items subject to reclassification to income statements	244	35	(78)
TOTAL RECOGNIZED INCOME/EXPENSES	3,628	323	1,681
Attributable to minority interest (non-controlling interests)	(420)	127	305
Attributable to the parent company	4,048	196	1,376

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2018												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2018	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	(2,713)	-	9	-	-	-	1,756	850	(822)	(919)
Adjusted initial balance	3,267	23,992	-	54	22,761	12	(34)	(96)	3,519	(1,043)	(7,036)	(2,528)	9,536	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	5,324	-	(1,276)	(1,247)	827	3,628
Other changes in equity	-	-	-	(4)	256	(10)	(23)	(199)	(3,519)	68	1,096	540	(1,364)	(3,158)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(992)	-	(4)	-	-	(975)	-	-	(378)	(2,349)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,684)	-	-	-	-	-	(1,684)
Sale or cancellation of treasury shares	-	-	-	-	(24)	-	-	1,484	-	-	-	-	-	1,460
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.20)	-	-	-	-	1,408	(10)	(19)	-	(3,519)	1,043	1,096	540	(540)	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(19)	-	-	-	-	-	-	-	-	-	(19)
Other increases or (-) decreases in equity	-	-	-	15	(135)	-	-	-	-	-	-	-	(446)	(566)
Balances as of December 31, 2018	3,267	23,992	-	50	23,018	3	(58)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2017												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2017	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	(1,843)	-	7	-	-	-	1,836	817	(817)	-
Adjusted initial balance	3,218	23,992	-	54	21,845	20	(60)	(48)	3,475	(1,510)	(3,622)	(1,429)	9,493	55,428
Total income/expense recognized	-	-	-	-	-	-	-	-	3,519	-	(3,317)	(1,122)	1,243	323
Other changes in equity	50	-	-	-	1,768	(8)	25	(48)	(3,475)	467	-	-	(1,207)	(2,428)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	9	-	(9)	-	-	(900)	-	-	(290)	(1,189)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,674)	-	-	-	-	-	(1,674)
Sale or cancellation of treasury shares	-	-	-	-	1	-	-	1,626	-	-	-	-	-	1,627
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,932	(8)	41	-	(3,475)	1,510	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	22	(125)	-	(6)	-	-	(144)	-	-	(917)	(1,169)
Balances as of December 31, 2017	3,267	23,992	-	54	23,612	12	(34)	(96)	3,519	(1,043)	(6,939)	(2,551)	9,529	53,323

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2016												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,333)	9,325	55,281
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	(1,834)	-	7	-	-	-	1,826	816	(816)	-
Adjusted initial balance	3,120	23,992	-	35	20,754	22	(91)	(309)	2,642	(1,352)	(1,523)	(517)	8,509	55,282
Total income/expense recognized	-	-	-	-	-	-	-	-	3,475	-	(2,099)	(913)	1,218	1,681
Other changes in equity	98	-	-	19	1,090	(2)	31	260	(2,642)	(158)	-	-	(233)	(1,535)
Issuances of common shares	98	-	-	-	(98)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	93	-	(93)	-	-	(1,301)	-	-	(234)	(1,535)
Purchase of treasury shares	-	-	-	-	-	-	-	(2,004)	-	-	-	-	-	(2,004)
Sale or cancellation of treasury shares	-	-	-	-	(30)	-	-	2,264	-	-	-	-	-	2,234
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,166	(2)	126	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(16)	3	-	-	-	-	-	-	-	-	(12)
Other increases or (-) decreases in equity	-	-	-	35	(44)	-	(2)	-	-	(210)	-	-	2	(219)
Balances as of December 31, 2016	3,218	23,992	-	54	21,845	20	(60)	(48)	3,475	(1,510)	(3,622)	(1,429)	9,494	55,428

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)
	Notes	2018	2017	2016
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	51	8,664	2,055	6,623
1. Profit for the year		6,151	4,762	4,693
2. Adjustments to obtain the cash flow from operating activities:		7,695	8,526	6,784
Depreciation and amortization		1,208	1,387	1,426
Other adjustments		6,487	7,139	5,358
3. Net increase/decrease in operating assets		(12,679)	(4,894)	(4,428)
Financial assets held for trading		1,379	5,662	1,289
Non-trading financial assets mandatorily at fair value through profit or loss		(643)
Other financial assets designated at fair value through profit or loss		349	(783)	(2)
Financial assets at fair value through other comprehensive income		(206)	5,032	14,445
Loans and receivables		(12,652)	(14,503)	(21,075)
Other operating assets		(906)	(302)	915
4. Net increase/decrease in operating liabilities		10,286	(3,916)	1,273
Financial liabilities held for trading		(466)	(6,057)	361
Other financial liabilities designated at fair value through profit or loss		1,338	19	(53)
Financial liabilities at amortized cost		10,481	2,111	(7)
Other operating liabilities		(1,067)	11	972
5. Collection/Payments for income tax		(2,789)	(2,423)	(1,699)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	51	7,516	2,902	(560)
1. Investment		(2,154)	(2,339)	(3,978)
Tangible assets		(943)	(777)	(1,312)
Intangible assets		(552)	(564)	(645)
Investments in joint ventures and associates		(150)	(101)	(76)
Subsidiaries and other business units		(20)	(897)	(95)
Non-current assets held for sale and associated liabilities		(489)	-	-
Held-to-maturity investments			-	(1,850)
Other settlements related to investing activities		-	-	-
2. Divestments		9,670	5,241	3,418
Tangible assets		731	518	795
Intangible assets		-	47	20
Investments in joint ventures and associates		558	18	322
Subsidiaries and other business units		4,268	936	73
Non-current assets held for sale and associated liabilities		3,917	1,002	900
Held-to-maturity investments			2,711	1,215
Other collections related to investing activities		196	9	93
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	51	(5,092)	(98)	(1,113)
1. Payments		(8,995)	(5,763)	(4,335)
Dividends		(2,107)	(1,698)	(1,599)
Subordinated liabilities		(4,825)	(2,098)	(502)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(1,686)	(1,674)	(2,004)
Other items relating to financing activities		(377)	(293)	(230)
2. Collections		3,903	5,665	3,222
Subordinated liabilities		2,451	4,038	1,000
Treasury shares increase		-	-	-
Treasury shares disposal		1,452	1,627	2,222
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(2,498)	(4,266)	(3,463)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		8,590	594	1,489
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		45,549	44,955	43,466
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)	51	54,138	45,549	44,955

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
		2018	2017	2016
Cash		6,346	6,416	7,413
Balance of cash equivalent in central banks		47,792	39,132	37,542
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	51	54,138	45,549	44,955

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1.    Introduction, basis for the presentation of the Consolidated Financial Statements, internal control over financial reporting and other information

1.1   Introduction

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

As of December 31, 2018, the BBVA Group had 297 consolidated entities and 66 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2018 have been authorized for issue on March 28, 2019.

1.2   Basis for the presentation of the Consolidated Financial Statements

The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2018, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting applicable to the Group in Spain.

The BBVA Group’s accompanying Consolidated Financial Statements for the year ended December 31, 2018 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 11, 2019) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2018, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2018.

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

1.3   Comparative information

Changes in accounting policies

Application of IFRS 9

As of January 1, 2018, IFRS 9 “Financial instruments” replaced IAS 39 “Financial Instruments: Recognition and Measurement” and includes changes in the requirements for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting (see Note 2.2.1). As permitted by the standard, IFRS 9 has not been applied retrospectively for previous years. The impact of the first application of IFRS 9 is presented in Note 2.4.

As a consequence of the application of IFRS 9, the comparative information for the financial years 2017 and 2016 included in these Consolidated Financial Statements has been subject to some non-significant modifications in order to improve the comparability with the figures of the financial year 2018.

Hyperinflationary economies

The Group’s experience applying IAS 29 "Financial information in hyperinflationary economies" in its subsidiaries in Venezuela allows us to confirm the complexity of applying the accounting mechanism of inflation together with the historical movements of the exchange rates in a way that results are economically understandable, especially when there is not a consistent evolution between inflation and exchange rate in each period.

In this context, with the aim of improving the faithful representation of the financial statements, during 2018 the Group made an accounting policy change which involves recording in a single account of "Shareholders’ funds – retained earnings", both the revaluation of non-monetary items due to the effect of hyperinflation and the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros. Translation differences, prior to the accounting policy change were recorded in the item “Accumulated other comprehensive income – items that may be reclassified to profit or loss – foreign currency translation” (see Notes 2.2.16 and 2.2.20). The accounting policy change, in accordance with IAS 8, offers and provides more reliable and relevant information of operations in hyperinflationary economies.

In order to make the information comparable, we have restated the information of the previous years, in such a way that €1,853, €1,836 and €1,826 million have been reclassified from "Accumulated other comprehensive income – items that may be reclassified to profit or loss – foreign currency translation" to "Shareholders’ funds – retained earnings" as of December 31, 2017, December 31, 2016 and January 1, 2016, respectively, relating to the Group companies registered in Venezuela (an economy that was also considered hyperinflationary in 2017 and 2016). Additionally, €828, €817 and €816 million have been reclassified from “Non-controlling interest –Accumulated other comprehensive income” to “Non-controlling interest – other” as of December 31, 2017, December 31, 2016 and January 1, 2016, respectively.

The reclassification corresponding to January 1, 2018, 2017 and 2016 is recorded as "Effects of changes in accounting policies" in the Consolidated Statement of Changes in Equity corresponding to the years ended December 31, 2018, 2017 and 2016. In the consolidated balance sheet as of December 31, 2018, 2017 and 2016, the heading " Shareholders’ funds – retained earnings” includes both the translation differences and the effects of restatement for inflation.

Operating segments

During 2018, there were no significant changes to the existing structure of the BBVA Group’s operating segments in comparison to 2017 (see Note 6). Certain prior year balances have been reclassified to conform to current year presentation.

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

Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•           Impairment on certain financial assets (see Notes 7, 13, 14 and 16).

•           The assumptions used to quantify certain provisions (see Note 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

•           The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, 20 and 21).

•           The valuation of goodwill and price allocation of business combinations (see Note 18).

•           The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 13).

•           The recoverability of deferred tax assets (See Note 19).

Although these estimates were made on the basis of the best information available as of the end of the reporting period, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During 2018, 2017 and 2016 there were no significant changes to the assumptions and estimations, except as indicated in these Consolidated Financial Statements.

1.6   BBVA Group’s Internal Control over Financial Reporting

BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (hereinafter “ICFR"). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to ensure that the transactions are processed in accordance with the applicable laws and regulations.

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

These internal control units are integrated within the BBVA internal control model which is based in two pillars:

•           A control system organized into three lines of defense:

- The first line is located within the business and support units, which are responsible for identifying risks associated with their processes and to execute the controls established to mitigate them.

- The second line comprises the specialized control units (Compliance, Internal Financial Control, Internal Risk Control, Engineering Risk, Fraud & Security, and Operations Control among others). This second line defines the models and controls under their areas of responsibility and monitors the design, correct implementation and effectiveness of the controls

- The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

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

The BBVA Group is also required to comply with Sarbanes-Oxley Act (hereafter “SOX”) for Consolidated Financial Statements as a listed company with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design, compliance and implementation of the internal control model to make it effective and to ensure the quality and accuracy of the financial information.

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

2.1   Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

•           Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Minority interests (Non-controlling interests)” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest (non-controlling interests)” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2018. Appendix I includes other significant information on these entities.

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

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Financial assets at fair value through other comprehensive income”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2018, 2017 and 2016 these entities are not significant in the Group.

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

•           Structured entities subject to consolidation

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

The main structured entities of the Group are the asset securitization funds, to which the BBVA Group transfers loans and receivables portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks or for other purposes (see Appendices I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contracts. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not derecognized in the books of said entity and the issuances of the related debt securities are recorded as liabilities within the Group’s consolidated balance sheet.

•           Non-consolidated structured entities

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

As of December 31, 2018, 2017 and 2016 there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

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

The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2018, except for the case of the consolidated financial statements of two subsidiaries and six associates and joint-ventures deemed non-significant for which financial statements  as of November 30, 2018 were used, the December 31, 2018 financial statements for of all Group entities were utilized.

BBVA banking subsidiaries, associates and joint ventures worldwide, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulators or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

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

The accounting standards and policies and valuation criteria used in preparing the accompanying Consolidated Financial Statements are as follows:

2.2.1   Financial instruments

As mentioned in Note 1.3, IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting.

The disclosures related to the financial years 2017 and 2016 are based on the accounting policies and valuation criteria applicable under IAS 39.

Classification and measurement of financial assets under IFRS 9

Classification of financial assets

IFRS 9 contains three main categories for financial assets classification: measured at amortized cost, measured at fair value with changes through other comprehensive income, and measured at fair value through profit or loss.

The classification of financial assets measured at amortized cost or fair value must be carried out on the basis of two tests: the entity's business model and the assessment of the contractual cash flow, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI).

A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

•           The financial asset is managed within a business model whose purpose is to maintain the financial assets to receive contractual cash flows; and

•           In accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:

•           The financial asset is managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and

•           The contractual characteristics of the instrument generate, at specific dates, cash flows which only represent the return of the principal and interest.

A debt instrument will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

In general, equity instruments will be measured at fair value through profit or loss. However the Group may make an irrevocable election at initial recognition to present subsequent changes in the fair value through other comprehensive income.

Financial assets will only be reclassified when BBVA Group decides to change the business model. In this case, all of the financial assets assigned to this business model will be reclassified. The change of the objective of the business model should occur before the date of the reclassification.

Valuation of financial assets

All financial instruments are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement in the period in which the change occurred (see Note 37). The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets.

“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit and loss” and “Financial assets designated at fair value through profit or loss”

Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit and loss” are assigned to a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. In “Financial assets designated at fair value through profit or loss” the Group classifies financial assets only if it eliminates or significantly reduces a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.

The assets recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41). Interests from derivatives designated as economic hedges on interest rate are recognized in “Interest and other income” or “Interest expense” (see Note 37), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (Note 41).

”Financial assets at fair value through other comprehensive income”

•           Debt instruments

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of financial assets measured at fair value through other comprehensive income” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net", as appropriate, in the consolidated income statement for the year in which they are derecognized (see Note 41).

The net impairment losses in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment losses on financial assets, net – Financial assets at fair value through other comprehensive income” (see Note 47) in the consolidated income statements for that period.

Changes in foreign exchange rates which affect monetary items are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

•           Equity instruments

The BBVA Group, at the time of the initial recognition, may elect to present changes in the fair value in other comprehensive income of an investment in an equity instrument that is not held for trading. The election is irrevocable and can be made on an instrument-by-instrument basis. Subsequent changes in fair value (gains or losses) are recognized, under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income”.

“Financial assets at amortized cost”

A financial asset is classified as subsequently measured at amortized cost if it is held within a business model whose objective is to hold financial assets in order to collect and it meets the SPPI Criterion.

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net impairment losses of assets recorded under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that period.

Classification and measurement of financial liabilities under IFRS 9

Classification of financial liabilities

Under IFRS 9, financial liabilities are classified in the following categories:

•           Financial liabilities at amortized cost;

•           Financial liabilities that are held for trading including derivatives are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments;

•           Financial liabilities that are designated at fair value through profit or loss on initial recognition under the Fair Value Option. The Group has the option to designate irrevocably on initial recognition a financial liability as at fair value through profit or loss provided that doing so results in the elimination or significant reduction of measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.

Valuation of financial liabilities

All financial instruments are initially recognized at fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial liability. Unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement in the period in which the change occurred (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial liabilities.

“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss“

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheets are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41), except for the financial liabilities designated at fair value through profit and loss under the fair value option for which the amount of change in the fair value that is attributable to changes in the own credit risk which is presented in under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”. Interests from derivatives designated as economic hedges on interest rate are recognized in “Interest and other income” or “Interest expense” (Note 37), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (Note 41).

“Financial liabilities at amortized cost”

The liabilities under this category are subsequently measured at amortized cost, using the effective interest rate method.

Measurement of financial assets and liabilities under IAS 39 applicable in the financial years 2017 and 2016

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement the year in which the change occurred (see Note 37). The dividends received from other entities, other than associated entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement in the year in which the right to receive them arises (see Note 38).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets and liabilities held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41). Interests from derivatives designated as economic or accounting hedges on interest rate are recognized under the heading “Interest and other income” or “Interest expense” (Note 37), depending on the result of the hedging instrument. Changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (Note 41).

“Financial assets at fair value through other comprehensive income”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” and “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net", as appropriate, in the consolidated income statement for the year in which they are derecognized (see Note 41).

The net impairment losses in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment losses on financial assets, net – Other financial instruments not at fair value through profit or loss” (see Note 47) in the consolidated income statements for that year.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates which affect monetary items are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

“Financial assets and liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are subsequently measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities generally intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in each year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that year.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” applicable in the financial years 2018, 2017 and 2016

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•           In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement (see Note 37).

•           In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable).

•           In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading   ”Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized in the accompanying consolidated income statement under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

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

Other financial instruments under IAS 39 applicable in the financial years 2017 and 2016

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

Impairment losses on financial assets

Definition of impaired financial assets under IFRS 9

IFRS 9 replaced the "incurred loss" model in IAS 39 with one of "expected credit loss". The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value with changes in accumulated other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

The calculation of the provisions for credit risk in each of these three categories must be done differently. In this way, expected loss up to 12 months for the financial assets classified in the first of the aforementioned categories must be recorded, while expected losses estimated for the remaining life of the financial assets classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•           Expected loss at 12 months: expected credit loss that arises from possible default events within 12 months following the presentation date of the financial statements; and

•           Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions in accordance with IFRS 9:

Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

•           Payment past-due for more than 90 days; or

•           There are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Group has not considered periods higher than 90 days for any of the significant portfolios.

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

Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although the specific characteristics of each geographic area are respected:

•           Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current transactions are at the time implementation of the standard, some simplifications were made to compare the probabilities of default between the current and the initial moment, based on the best information available at that moment.

•           Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so the quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following circumstances are considered Stage 2:

•           More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2018, the Group has not considered periods higher than 30 days for any of the significant portfolios.

•           Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•           Refinance or restructuring that does not show evidence of impairment.

Although the standard introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date.

Thus the classification of financial instruments subject to impairment under the new IFRS 9 is as follows:

•           Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

•           Stage 2– significant increases in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the impairment losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

•           Stage 3 – Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

Definition of impaired financial assets under IAS 39 applicable in the financial years 2017 and 2016

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

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets at fair value through other comprehensive income is not recognized in the consolidated income statement, but under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income" in the consolidated balance sheet (see Note 30).

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

Method for calculating expected credit loss under IFRS 9

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

The Group measures the expected losses both individually and collectively. The purpose of the Group's individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, similar characteristics of the credit risk, indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•           Type of instrument.

•           Rating or scoring tools.

•           Credit risk scoring or rating.

•           Type of collateral.

•           Amount of time at default for stage 3.

•           Segment.

•           Qualitative criteria which can have a significant increase in risk.

•           Collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

•           PD: estimate of the probability of default in each period.

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

To determine whether there is a significant increase in credit risk that is not reflected in the published ratings, the Group also revises the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are Gross Domestic Product (GDP), tax rates, unemployment rate and loan to value (LTV).

Method for calculating the impairment on financial assets under IAS 39 applicable in the financial years 2017 and 2016

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

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

•           Equity instruments classified at available for sale at fair value:

When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer recorded as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Financial assets available for sale” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instrument to determine whether it is a percentage that can be recovered through its sale in the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified at fair value through other comprehensive income is not recognized in the consolidated income statement, but under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - financial assets available for sale" in the consolidated balance sheet (see Note 30).

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

2.2.4   Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale and Liabilities included in disposal groups classified as held for sale

The headings “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

These headings include individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The heading “Non-current assets and disposal groups held for sale” include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or received in payment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

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

2.2.5   Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under finance lease, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount (see Note 17).

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

Similarly, if there is any indication that the value of a tangible asset is now recoverable, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss recognized in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

In the BBVA Group, most of the buildings held for own use are assigned to the different Cash-Generating-Units (CGU) to which they belong. The corresponding impairment analysis are performed for these CGUs to check whether sufficient cash flows are generated to support the value of the assets comprised within.

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

The BBVA Group determines periodically the fair value of its investment properties in such a way that, at the end of the financial year, the fair value reflects the market conditions of investment property assets’ market at this date. This fair value will be determined taking as references the valuations performed by independent experts.

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

In the case of the cost of real estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Financing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

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

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are recognized under the heading "Impairment or reversal of impairment on non-financial assets” in the accompanying consolidated income statements (see Note 48) for the year in which they are incurred.

In the case of the above mentioned real-estate assets, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading "Impairment or reversal of impairment on non-financial assets" in the consolidated income statement for the year. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

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

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” of the consolidated income statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

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

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. BBVA Group has always elected for the second method.

2.2.8   Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if there has been impairment (see Note 18).

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

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life (see Note 18).

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful life intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading "Depreciation and amortization" (see Note 45).

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

2.2.9   Insurance and reinsurance contracts

The assets and liabilities of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets, and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Insurance and reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the reinsurer´s share of the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts open at period-end (see Note 23).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unearned, as well as the costs incurred and unpaid, are accrued.

The most significant provisions recorded by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 23.

According to the type of product, the provisions may be as follows:

Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•           Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from year-end to the end of the insurance policy period.

•           Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

Non-life insurance provisions:

•           Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period between the year-end and the end of the policy period.

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

Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the open reinsurance contracts.

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

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate as per the tax base for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards (see Note 19).

The "Tax Assets" line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, broken down into: "Current” (amounts of tax recoverable in the next twelve months) and "Deferred" (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The "Tax Liabilities" line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: "Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and "Deferred" (the amount of corporate tax payable in subsequent years).

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

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combination) but are disclosed in the Notes to the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

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

The contributions made to these plans in each year by BBVA Group entities are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-contribution plan expense” of the consolidated income statement (see Note 44.1).

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

Interest credits/charges relating to these commitments are charged and recognized under the headings “Interest and other income” and “Interest expense” of the consolidated income statement (see Note 37).

Past service costs arising from benefit plan changes as well as early retirements granted during the year are recognized under the heading “Provisions or reversals of provisions” of the consolidated income statement (see Note 46).

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

2.2.13   Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ funds – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

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

Conversion of the foreign currency to the entity’s functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or entities accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

•           Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate applicable on the purchase date.

•           Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

•           Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the year. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

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

The financial statements of companies of hyperinflationary economies are restated for the effects of changes in prices before their conversion to euros following the provisions of IAS 29 "Financial information in hyperinflationary economies" (see note 2.2.20). Both these adjustments for inflation and the exchange differences that arise when converting the financial statements of companies into hyperinflationary economies are accounted for in Reserves.

The breakdown of the main consolidated balances in foreign currencies, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements. As Venezuela is a country with strong exchange restrictions and has different rates officially published, since December 31, 2015, the Board of Directors considers that the use of the Venezuelan official exchanges rates for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela. Therefore, since the year ended December 31, 2015, the exchange rate for converting bolivars into euros is an estimation taking into account the lack of official data and the evolution of the estimated inflation in Venezuela.

As of December 31, 2018, 2017 and 2016, the impact on the financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant.

2.2.17   Recognition of income and expenses

The most significant policies used by the BBVA Group to recognize its income and expenses are as follows.

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method.

They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expenses:

•           The interest income past-due before the initial recognition and pending to be received will form part of the gross carrying amount of the debt instrument.

•           The interest income accrued after the initial recognition will form part of the gross carrying amount of the debt instrument until it will be received.

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

Income from dividends received:

Dividends shall be recognized within the consolidated income statement according to the following  criteria, independently from the financial instruments’ portfolio which generates this income:

•           When the right to receive payment has been declared before the initial recognition and when the payment is pending to be received, the dividends will not form part of the gross carrying amount of the equity instrument and will not be recognized as income. Those dividends are accounted for as financial assets separately from the net equity instrument.

•           If the right to receive payment is received after the initial recognition, the dividends from the net equity instruments will be recognized within the consolidated income statement. If the dividends correspond indubitable to the profits of the issuer before the date of initial recognition, they will not be recognized as income but as reduction of the gross carrying amount of the equity instrument because it represents a partly recuperation of the investment. Amongst other circumstances, the generation date can be considered to be prior to the date of initial recognition if the amounts distributed by the issuer as from the initial recognition are higher than its profits during the same period.

Commissions, fees and similar items:

•           Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

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

When the consolidated entities act as the lessor of an asset under finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets (see Note 14).

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

2.2.20   Entities and branches located in countries with hyperinflationary economies

In accordance with the IFRS criteria, to determine whether an economy has a high inflation rate, the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Argentina

In 2018, the Argentinian economy was considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, as of December 31, 2018, it was necessary to adjust the financial statements of the Group's subsidiaries based in Argentina to correct for the effect of inflation.

Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and deposits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets and equity) have been re- expressed in accordance with the change in the country's Consumer Price Index.

The accumulated historical differences between the re-expressed costs and the previous costs in the non-monetary headings as of December 31, 2017 were credited to “Equity” in the balance sheet, effective on January 1, 2018, while the differences corresponding to 2018, and the re-expression of results were recognized in the consolidated income statement for 2018 in accordance with the nature of the income and expenses.

During the year ended December 31, 2018 there was a reclassification in “Transfers within total equity” of the Consolidated Statements of Changes in Equity between “Accumulated other comprehensive income” and “Shareholders’ funds – Retained earnings” for €1,096 million, and from “Non-controlling interest – Accumulated other comprehensive income (loss)” to “Non-controlling interest – Other” for €540 million in accordance with IAS 29 and the accounting policy approved by the Group in relation to the hyperinflation (see Note 1.3).

During 2018, the increase in the reserves of Group entities located in Argentina derived from the re-expression for hyperinflation (IAS 29) amounted to €703 million, of which €463 million have been recorded within “Shareholders’ funds - Retained earnings” and €240 million within “Minority interests – Other”. Furthermore, during 2018 the decrease in the reserves of Group entities located in Argentina derived from conversion (IAS 21) amounts to €-773 million, of which €-515 million have been recorded within “Shareholders’ funds - Retained earnings”, and €-258 million within “Minority interests – Other”. The net impact of both effects is presented under the caption “Other increases or (-) decreases in equity” in the consolidated Statement of Changes in Equity for the year ended December 31, 2018. The net loss in the profit attributable to the parent company of the Group in 2018 derived from the application of IAS 29 amounted to €209 million. In addition, there is a net loss in the profit attributable to the parent company of the Group in 2018 derived from the application of IAS 21 which amounted to €57 million.

The breakdown of the General Price Index (“GPI”) and the inflation index used as of December 31, 2018 for the inflation restatement of the financial statements of the Group companies located in Argentina is as follows:

General Price Index
2018
GPI	184
Average GPI	152
Inflation of the period	48%

Venezuela

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies“. As stated in Note 1.3, BBVA has restated prior year information in relation to a change in the accounting policy for applying IAS 29.

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €12, €13 and €28 million in 2018, 2017 and 2016 respectively (see Note 2.2.16).

2.3   Recent IFRS pronouncements

Changes introduced in 2018

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2018.

IFRS 9 - “Financial instruments”

IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities and impairment requirements for financial assets (see Note 2.2.1).

Regarding the hedge accounting, the Group has elected to continue applying IAS 39 to its hedge accounting as permitted by IFRS 9.

Amended IFRS 9 – Prepayment Features with Negative Compensation

The amendments to IFRS 9 allow entities to measure certain prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss. The condition is that the financial asset would otherwise meet the criteria of having contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of that prepayment feature.

The amendments should be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted. The Group has applied this amendment to the accounting period beginning on January 1, 2018 and it has not had a significant impact on the Group´s financial statements.

Amended IFRS 7 - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities have to provide in the period that they apply IFRS 9 for the first time.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer (see Note 2.2.17).

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractual agreements (either over time or at a certain time). It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 – Revenue, IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

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

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

Amended IFRS 4 – “Insurance Contracts”

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

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 1 and IAS 28

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- First-time Adoption of International Financial Reporting Standards and IAS 28 – Investments in Associates and Joint Ventures, which should be applied to the accounting periods beginning on or after January 1, 2018, although early application was permitted for modifications to IAS 28.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

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

This standard has not had a significant impact on the Group's consolidated financial statements.

Amended IAS 40 – Investment Property

The amendment states that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property.

This standard has not had a significant impact on the Group's financial statements.

Standards and interpretations issued but not yet effective as of December 31, 2018

The following new International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of December 31, 2018. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets which are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

IFRS 16 – “Leases”

On January 13, 2016, the IASB issued IFRS 16 which will replace IAS 17 “Leases” for financial statements from January 1, 2019 onwards. The new standard introduces a single lessee accounting model and will require a lessee to recognize assets and liabilities for all leases. The only exceptions are short-term contracts and those in which the underlying assets have low value. A lessee will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and account for those two types of leases differently.

During the financial years 2017 and 2018 the Group has carried out a project to implement IFRS 16 with the participation of all affected areas. The standard will mainly affect the accounting of operating leases of the Group.

With regard to the estimated impact on the Consolidated Financial Statements, at the transition date, the Group has decided to apply the modified retrospective approach which requires recognition of a lease liability equal to the present value of the future payments committed on January 1, 2019. Regarding the measurement of the right-of-use asset, the Group has elected to record an amount equal to the lease liability. As a result of this approach, the Group expects to recognize assets for the right-of-use and lease liabilities for an approximate amount of 3,600 million euros mainly coming from the Group’s activity in Spain as well as from bank branches leases. The estimated impact in terms of capital (CET1) for the Group amounts to -12 basis points.

The final impact of adopting the standard as of January 1, 2019 may change because:

•           the Group has not concluded the tests;

•           the new accounting policies, methodologies and parameters may be subject to changes until the Group  presents its financial statements that include the final impact as of the date of initial application.

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

The amounts recognized in the consolidated income statement shall be disaggregated into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage and in proportion to the value of the provision of coverage that the insurer provides in the period.

This Standard will be applied to the accounting years starting on or after January 1, 2021.

IFRIC 23 - Uncertainty over Income Tax Treatments

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

The interpretation will be applied to the accounting periods beginning on or after January 1, 2019.

Amended IAS 28 – Long-term Interests in Associates and Joint Ventures

The amendments to IAS 28 clarify that an entity is required to apply IFRS 9 to long term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

Annual improvements cycle to IFRSs 2015-2017

The annual improvements cycle to IFRSs 2015-2017 includes minor changes and clarifications to IFRS 3- Business Combinations, IFRS 11 – Joint Arrangements, IAS 12 – Income Taxes and IAS 23 – Borrowing Costs, which will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Amended IAS 19 – Plan Amendment, Curtailment or Settlement

The small amendments in IAS 19 concern the cases if a plan is amended, curtailed or settled during the period. In these cases, an entity should ensure that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

Amended IFRS 3 – Definition of a business

The amendments clarify the difference between the acquisition of a business or the acquisition of a set of assets. To determine whether a transaction is an acquisition of a business, an entity should evaluate and conclude if the two following conditions are fulfilled:

•           the fair value of the acquired assets is not concentrated in one single asset or group of similar assets.

•           the entirety of acquired activities and assets includes, as a minimum, an input and a substantial process which, together, contribute to the capacity to create products.

The amendments will be applied to the accounting periods beginning on or after January 1, 2020, although early application is permitted.

Amended IAS 1 and IAS 8 – Definition of material

The amendments clarify the definition of material in the elaboration of the financial statements by aligning the definition of the conceptual framework, IAS 1 and IAS 8 (which, before the amendments, included similar but not identical definitions). The new definition of material is the following: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”.

The amendments will be applied to the accounting periods beginning on or after January 1, 2020, although early application is permitted.

2.4    Transition to IFRS 9 and condensed consolidated opening balance sheet as of January 1, 2018

2.4.1   Transition to IFRS 9

As mentioned in the Notes 1.3, 2.2.1 and 2.3, IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy.

The application of this standard on January 1, 2018, had a significant impact on the consolidated financial statements of the Group at that date.

Classification and measurement of financial instruments

Financial assets

IFRS 9 has a new approach to classification and measurement of financial assets which is a mirror of the business model used for asset management purposes and its cash flow characteristics.

IFRS 9 contains three main categories for financial assets classification: valued at amortized cost, valued at fair value with changes in other accumulated comprehensive income, and valued at fair value through profit or loss. The standard eliminates the IAS 39 categories of held-to-maturity investments, loans and receivables, and available-for-sale financial assets.

The classification of financial instruments measured at amortized cost or fair value must be carried out on the basis of: the entity's business model and the assessment of the contractual cash flow, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI). The purpose of the SPPI test is to determine whether in accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

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

The Group reviewed the existing business models in the geographic areas where it operates to establish classification in accordance with IFRS 9, taking into account the special characteristics of the local structures and organizations, as well as the type of products.

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

The Group segmented the portfolio of instruments for carrying out the SPPI test by differentiating products with standard contracts (all the instruments have identical contractual characteristics and are broadly used), for which the Group has carried out the SPPI test by reviewing the standard framework contract. For those products with similar, but not identical characteristics compliance has been assessed through a sampling exercise of contracts. All the financial instruments with specific contractual characteristics have been analyzed individually.

As a result of the analyses carried out on both the business model and the contractual characteristics, certain accounting reclassifications resulted affecting both financial assets and, as the case may be, financial liabilities related to those assets. In general, there is a greater volume of assets valued at fair value with changes in the income statement and the valuation method of some instruments has also been changed according to the one that best reflects the business model to which they belong. Changes in the valuation model to avoid exceeding the criterion of solely payment of principal and interest are not significant.

As of December 31, 2017, the Group had certain investments in financial instruments classified as available-for-sale which, in accordance with IFRS 9, the Group designated as financial assets at fair value through other comprehensive income. As a result, all the gains and losses at fair value of these instruments are now reported in accumulated other comprehensive income. Impairment losses would not be recognized to profit and loss, and gains or losses would not be reclassified to the income statement in the case of divestment. The remaining investments held by the Group as of December 31, 2017 in equity instruments classified as available-for-sale are now accounted for as fair value through changes in profit or loss.

Financial liabilities

IFRS 9 largely maintains the requirements under IAS 39 for classifying financial liabilities. However, a new aspect introduced by IFRS 9 is the recognition of changes in the fair value of the financial liabilities to which the fair value option is applied. In this case, the changes in the fair value attributable to the credit risk itself are recognized as other comprehensive income, while the rest of the variation is recognized in the income statement. In any case, the variation of credit risk itself may be recognized in the income statement if the treatment described above generates accounting asymmetry.

Financial assets impairments

IFRS 9 replaced the "incurred loss" model in IAS 39 with one of "expected credit loss". The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value through other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

The calculation of the provisions for credit risk in each of these three categories must be done differently. In this way, expected loss up to 12 months for the financial assets classified in the first of the aforementioned categories must be recorded, while expected losses estimated for the remaining life of the financial assets classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•          Expected loss at 12 months: expected credit loss that arises from possible default events within  12  months following the presentation date of the financial statements; and

•          Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions in accordance with IFRS 9:

•          Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

- payment past-due for more than 90 days; or

- there are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Group has not considered periods higher than 90 days for any of the significant portfolios.

•          Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- Significant financial difficulty of the issuer or the borrower.

- A breach of contract (e.g. a default or past due event).

- A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

- It becoming probable that the borrower will enter bankruptcy or other financial reorganization.

- The disappearance of an active market for that financial asset because of financial difficulties.

- The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained in the above paragraphs.

•          Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although the specific characteristics of each geographic area are respected:

- Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current financial assets are, at the time implementation of the standard, some simplification has been made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

- Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following circumstances are considered Stage 2:

- More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2018, the Group has not considered periods superior to 30 days for any of the significant portfolios.

- Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

- Refinance or restructuring that does not show evidence of impairment.

Although the standard introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not expect to use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date.

Thus the classification of financial instruments subject to impairment under the new IFRS 9 is as follows:

•          Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

•          Stage 2– significant increases in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the impairment losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

•          Stage 3 - Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

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

The Group measures the expected losses both individually and collectively. The purpose of the Group's individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, similar characteristics of the credit risk, indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•        Type of instrument.

•        Rating or scoring tools.

•        Credit risk scoring or rating.

•        Type of collateral.

•        Amount of time at default for stage 3.

•        Segment.

•        Qualitative criteria which can have a significant increase in risk.

Collateral value if it has an impact on the probability of a default event.

•        The estimated losses are derived from the following parameters:

•        PD: estimate of the probability of default in each period.

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

To determine whether there is a significant increase in credit risk that is not reflected in the published ratings, the Group has also revised the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

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

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are GDP, tax rates, unemployment rate and LTV.

2.4.2   Condensed consolidated opening balance sheet as of January 1, 2018

Condensed Consolidated balance sheets (Millions of Euros)
ASSETS	December 2017 IAS 39	Classification and measurement of financial instruments	Impairment	Opening balance sheet 2018
Cash, cash balances at central banks and other demand deposits	42,680	-	-	42,680
Financial assets held for trading	64,695	27,159	-	91,854
Derivatives	35,265	-	-	35,265
Equity instruments	6,801	48	-	6,849
Debt securities	22,573	-	-	22,573
Loans and advances to central banks	-	245	-	245
Loans and advances to credit institutions	-	14,895	-	14,895
Loans and advances to customers	56	11,970	-	12,026
Non-trading financial assets mandatorily at fair value through profit or loss		4,451	-	4,451
Financial assets designated at fair value through profit or loss	2,709	(1,690)	-	1,019
Financial assets at fair value through other comprehensive income		62,107	8	62,115
Equity instruments		2,761	-	2,761
Debt securities		59,293	8	59,301
Loans and advances		140	-	140
Available for sale financial assets	69,476	(69,476)	-
Financial assets at amortized cost	431,521	(8,680)	(1,158)	421,685
Debt securities	10,339	19,623	(3)	29,959
Loans and advances to central banks	7,300	(245)	-	7,055
Loans and advances to credit institutions	26,261	(15,622)	22	10,661
Loans and advances to customers	387,621	(12,435)	(1,177)	374,009
Held to maturity investments	13,754	(13,754)	-
Hedging derivatives	2,485	-	-	2,485
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(25)	-	-	(25)
Joint ventures, associates and unconsolidated subsidiaries	1,588	1	-	1,589
Insurance and reinsurance assets	421	-	-	421
Tangible assets	7,191	-	-	7,191
Intangible assets	8,464	-	-	8,464
Tax assets	16,888	8	400	17,296
Other assets	4,359	-	-	4,359
Non-current assets and disposal groups held for sale	23,853	(1)	(21)	23,832
TOTAL ASSETS	690,059	125	(770)	689,414

The change registered in the heading “Financial assets held for trading” is mainly due to financial assets affected by the activity of Global Markets, which are reclassified from "Financial assets at amortized cost".

The change registered in the heading "Available for sale financial assets" are mainly due to the reclassification to the new heading "Financial assets at fair value through other comprehensive income".

The change registered in the heading “Financial assets at amortized cost” is mainly due to the reclassification to the item "Financial assets held for trading".

LIABILITIES AND EQUITY	December 2017 IAS 39	Classification and measurement of financial instruments	Impairment	Opening balance sheet 2018
Financial liabilities held for trading	46,182	34,601	-	80,783
Financial liabilities designated at fair value through profit or loss	2,222	3,273	-	5,495
Financial liabilities at amortized cost	543,713	(37,595)	-	506,118
Deposits from central banks	37,054	(3,261)	-	33,793
Deposits from credit institutions	54,516	(19,381)	-	35,135
Customer Deposits	376,379	(12,690)	-	363,689
Debt certificates	63,915	(2,266)	-	61,649
Other financial liabilities	11,850	1	-	11,851
Hedging derivatives	2,880	(112)	-	2,768
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(7)	-	-	(7)
Liabilities under insurance and reinsurance contracts	9,223	-	-	9,223
Provisions	7,477	-	125	7,602
Tax liabilities	3,298	(24)	17	3,291
Share capital repayable on demand	-	-	-	-
Other liabilities	4,550	-	-	4,550
Liabilities included in disposal groups classified as held for sale	17,197	1	(10)	17,188
TOTAL LIABILITIES	636,736	142	132	637,010
SHAREHOLDERS’ FUNDS	53,283	71	(923)	52,432
Capital	3,267	-	-	3,267
Share premium	23,992	-	-	23,992
Equity instruments issued other than capital	-	-	-	-
Other equity	54	-	-	54
Retained earnings	23,612	71	(923)	22,760
Revaluation reserves	12	-	-	12
Other reserves	(35)	-	-	(35)
Less: Treasury shares	(96)	-	-	(96)
Profit or loss attributable to owners of the parent	3,519	-	-	3,519
Less: Interim dividends	(1,043)	-	-	(1,043)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(6,939)	(109)	13	(7,036)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	6,979	21	8	7,008
TOTAL EQUITY	53,323	(17)	(902)	52,404
TOTAL EQUITY AND TOTAL LIABILITIES	690,059	125	(770)	689,414

The change registered in the heading “Financial liabilities held for trading” is mainly due to financial liabilities affected by the activity of Global Markets, which are reclassified from "Financial liabilities at amortized cost".

The change registered in the heading “Financial liabilities at amortized cost” is mainly due to the reclassification to "Liabilities held for trading".

3.    BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

The following information is detailed in the Appendices of the Consolidated Financial Statements of the Group:

•           Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•           Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

•           Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•           Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The following table sets forth information related to the Group’s total assets as of December 31, 2018, 2017 and 2016, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group Total Assets. Entities by Main Activities (Millions of euros)
	2018	2017	2016
Banks and other financial services	647,164	659,414	699,592
Insurance and pension fund managing companies	26,732	26,134	26,831
Other non-financial services	2,793	4,511	5,433
Total	676,689	690,059	731,856

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

•           México

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

•           South America

The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2018, are consolidated (see Note 2.1).

•           The United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, as well as, the New York BBVA branch and a representative office in Silicon Valley (California).

•           Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group.

•           Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy, Netherlands, Finland and Romania, branches in Germany, Belgium, France, Italy Portugal and the United Kingdom, and a representative office in Moscow.

•           Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Main transactions in the Group in 2018

Divestitures

Sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer (the “Offer”) from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owned approximately, directly and indirectly, 68.19% of BBVA Chile share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement and the sale was completed on July 6, 2018.

The consideration received in cash by BBVA as consequence of the referred sale amounts to, approximately, USD 2,200 million. The transaction results in a capital gain, net of taxes, of €633 million, which was recognized in 2018.

Agreement for the creation of a joint-venture and transfer of the Real - Estate business in Spain

On November 29, 2017, BBVA reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which an important part of the real estate business of BBVA in Spain is transferred (the “Business”).

The Business comprises: (i) foreclosed real estate assets (the “REOs”), with a gross book value of approximately €13,000 million, taking as starting point the position of the REOs as of June 26, 2017; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For the purpose of the agreement with Cerberus, the whole Business was valued at approximately €5,000 million.

On October 10, 2018, after obtaining all required authorizations, BBVA completed the transfer of the real estate business in Spain. Closing of the transaction has resulted in the sale of 80% of the share capital of the company Divarian Propiedad, S.A. to an entity managed by Cerberus.

Divarian is the company to which the BBVA Group has contributed the Business provided that the effective transfer of several real estate assets (REO´s) remains subject to the fulfilment of certain conditions precedent. The final price payable by Cerberus will be adjusted depending on the volume of REO´s effectively contributed.

As of December 31, 2018, the transaction did not have a significant impact on BBVA Group’s attributable profit or the Common Equity Tier 1 (fully loaded).

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

Main transactions in the Group in 2016

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

4.    Shareholder remuneration system

BBVA’s shareholder remuneration policy communicated in October 2013 established the distribution of an annual pay-out of between 35% and 40% of the profits earned in each year and the progressive reduction of the remuneration via “Dividend Options”, so that the shareholders’ remuneration would ultimately be fully in cash. As announced on February 1, 2017, BBVA’s Board of Directors executed a capital increase to be charged to voluntary reserves for the instrumentation of the last “Dividend Option”, being the subsequent shareholders’ remunerations fully in cash, dated March 29, 2017.

This fully – in - cash shareholders’ remuneration policy would be composed, for each year, of a distribution on account of the dividend of such year (expected to be paid in October) and a final dividend (which would be paid once the year has ended and the profit allocation has been approved, expected for April), subject to the applicable authorizations by the competent governing bodies.

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

On March 29, 2017, BBVA’s Board of Directors resolved to execute the capital increase to be charged to voluntary reserves approved by the Annual General Meeting (“AGM”) held on March 17, 2017, under agenda item three, to implement a “Dividend Option” this year. As a result of this increase, the Bank’s share capital increased by €49,622,955.62 through the issuance of 101,271,338 newly-issued BBVA ordinary shares at 0.49 euros par value, given that 83.28% of owners of the rights of free allocation opted to receive newly issued BBVA ordinary shares. The remaining 16.72% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,097,962,903 rights (at a gross price of €0.131 each) for a total amount of €143,833,140.29. This amount is recorded in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2017 (see Note 26).

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

On March 31, 2016, BBVA’s Board of Directors resolved to execute the first of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 for the implementation of the shareholder remuneration system called the “Dividend Option”. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 through the issuance of 113,677,807 newly-issued BBVA ordinary shares at a €0.49 par value, given that 82.13% of owners of the rights of free allocation opted to receive newly-issued BBVA ordinary shares. The remaining 17.87% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,137,500,965 rights (at a gross price of €0.129 each) for a total amount of €146,737,624.49. This amount is recorded in “Total Equity- Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016 (see Note 26).

Cash Dividends

Throughout 2016, 2017 and 2018, BBVA’s Board of Directors approved the payment of the following dividends (interim or final dividends) fully in cash, recorded in “Total Equity- Interim Dividends” of the consolidated balance sheet of the relevant year:

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

•          The Annual General Meeting of BBVA held on March 16, 2018 approved, under item 1 of the Agenda, the payment of a final dividend for 2017, in addition to other dividends previously paid, in cash for an amount equal to €0.15 (€0.1215 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2018, after deducting treasury shares held by the Group’s companies, amounted €996 million and is recognized under heading “Total Equity-  Final Dividends” of the consolidated balance sheet as of December 31, 2018.

•          The Board of Directors, at its meeting held on September 26, 2018, approved the payment in cash of €0.10 (€0.081 net of withholding tax rate of 19%) per BBVA share, as gross interim dividend based on 2018 results. The total amount paid to shareholders on October 10, 2018, after deducting treasury shares held by the Group´s companies, amounted €663 million and is recognized under heading “Total Equity-  Interim Dividends” of the consolidated balance sheet as of December 31, 2018.

The interim accounting statements prepared in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts agreed on September 26, 2018, mentioned above are as follows:

Available Amount for Interim Dividend Payments (Millions of euros)
August, 31, 2018
Profit of BBVA, S.A., after the provision for income tax	2,462
Additional Tier I capital instruments remuneration	236
Maximum amount distributable	2,226
Amount of proposed interim dividend	667

BBVA cash balance available to the date	4,577

Proposal on allocation of earnings for 2018

The allocation of earnings for 2018 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Allocation of Earnings (Millions of euros)
December 2018
Profit for year (*)	2,316
Distribution:
Interim dividends	667
Final dividend	1,067
Additional Tier 1 securities	313
Voluntary reserves	269

(*)  Net income of BBVA, S.A.

5.    Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2018	2017	2016
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	5,324	3,519	3,475
Adjustment: Additional Tier 1 securities (1)	(313)	(301)	(260)
Profit adjusted (millions of euros) (A)	5,011	3,218	3,215
Profit from discontinued operations (net of non-controlling interest) (B)	-	-	-
Denominator for basic earnings per share (number of shares outstanding)	-	-	-
Weighted average number of shares outstanding (2)	6,668	6,642	6,468
Weighted average number of shares outstanding x corrective factor (3)	6,668	6,642	6,592
Adjusted number of shares - Basic earning per share (C)	6,636	6,642	6,592
Adjusted number of shares - diluted earning per share (D)	6,636	6,642	6,592
Earnings per share (*)	0.76	0.48	0.49
Basic earnings per share from continued operations (Euros per share)A-B/C	0.76	0.48	0.49
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.76	0.48	0.49
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-	-

(1)  Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).

(2)  Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the period.

(3)  Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

(*)   As of December 31, 2018 the weighted average number of shares outstanding was 6,668 million (6,642 and 6,468 million as of December 31, 2017 and 2016, respectively) and the adjustment of additional Tier 1 securities amounted to €313 million (€301 and €260 million as of December 31, 2017 and 2016, respectively).

As of December 31, 2018, 2017 and 2016, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

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

During 2018, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group, although its composition is different from the close of 2017, as a result of the agreement of the sale of BBVA Chile (see Note 3). This transaction, which has affected South America´s area composition, is presented as follows, as well as the other operating segments within the BBVA Group:

•          Banking activity in Spain

Includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the loans to developers that are granted new or that are no longer in difficult conditions, as well as the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•          Non Core Real - Estate

It manages loans in Spain to developers who were in difficulty and real estate assets, mainly from foreclosed properties, both residential mortgages and developers. On November 29, 2017, the BBVA Group signed a sale agreement with Cerberus for the subsequent sale of 80% of the company created to a subsidiary of Cerberus (see Note 3). The effective transfer of some real estate owned assets are subject to the fulfillment of certain conditions and in the meanwhile, BBVA will continue to manage those assets.

•          The United States

Includes the Group’s business activity in the country through the BBVA Compass Group and the BBVA New York branch.

•          Mexico

Basically includes all the banking and insurance businesses carried out by the Group in the country. Since 2018 it has also included the BBVA Bancomer branch in Houston (in previous years located in the United States). Consequently, the figures from previous years have been recalculated to incorporate this change and show comparable series.

•          Turkey

Includes the  activity of the BBVA Group business in Turkey through Garanti Group.

•          South America

Includes BBVA’s banking and insurance businesses in the region. On July 6, 2018, the sale of BBVA Chile to The Bank of Nova Scotia (Scotiabank) (see Note 3) was completed which affects the comparability of the results, the balance sheet, the activity and the most significant ratios of this business area with prior periods.

•          Rest of Eurasia

Includes business  activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center is comprised of the rest of the assets and liabilities that have not been allocated to the operating segments, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. As of December 31, 2018, it contains the 20% stake of BBVA in Divarian´s share capital (see Note 3).

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2018, 2017 and 2016, is as follows:

Total Assets by Operating Segments (Millions of euros)
	2018	2017 (1)	2016 (2)
Banking Activity in Spain	335,294	319,417	335,847
Non Core Real Estate	4,163	9,714	13,713
United States	82,057	75,775	88,902
Mexico	96,455	94,061	93,318
Turkey	66,250	78,694	84,866
South America	52,385	74,636	77,918
Rest of Eurasia	18,000	17,265	19,106
Subtotal Assets by Operating Segments	654,605	669,562	713,670
Corporate Center	22,084	20,497	18,186
Total Assets BBVA Group	676,689	690,059	731,856

(1)  The figures corresponding to 2017 have been restated (see Note 1.3).

(2)  Financial information for 2016 has not been revised to reflect changes in our operating segments in 2018, including the inclusion of BBVA Bancomer’s branch in Houston (which was previously part of our United States operating segment) in our Mexico operating segment since 2018. If BBVA Bancomer’s branch in Houston had been part of our Mexico operating segment in 2016 (rather than of our United States operating segment), total assets of the United States and the Mexico operating segments would have been €84,726 million and €97,492 million, respectively, as of December 31, 2016.

The attributable profit and main earning figures in the consolidated income statements for the years ended December 31, 2018, 2017 and 2016 by operating segments are as follows:

Main Margins and Profits by Operating Segments (Millions of euros)
		Operating Segments
		BBVA Group	Spain	Non Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
2018	Notes
Net interest income		17,591	3,672	32	2,276	5,568	3,135	3,009	175	(276)
Gross income		23,747	5,943	38	2,989	7,193	3,901	3,701	415	(432)
Operating profit /(loss) before tax		7,580	2,017	(129)	919	3,294	1,448	1,307	144	(1,420)
Profit	55.2	5,324	1,522	(78)	735	2,384	569	591	93	(494)
2017(1)
Net interest income		17,758	3,738	71	2,119	5,476	3,331	3,200	180	(357)
Gross income		25,270	6,180	(17)	2,876	7,122	4,115	4,451	468	73
Operating profit /(loss) before tax		6,931	1,854	(656)	748	2,984	2,147	1,691	177	(2,013)
Profit	55.2	3,519	1,374	(490)	486	2,187	826	861	125	(1,848)
2016(2)
Net interest income		17,059	3,877	60	1,953	5,126	3,404	2,930	166	(455)
Gross income		24,653	6,416	(6)	2,706	6,766	4,257	4,054	491	(31)
Operating profit /(loss) before tax		6,392	1,268	(743)	612	2,678	1,906	1,552	203	(1,084)
Profit	55.2	3,475	905	(595)	459	1,980	599	771	151	(794)

(1)  The figures corresponding to 2017 have been restated (see Note 1.3).

(2)  Financial information for 2016 has not been revised to reflect changes in our operating segments in 2018, including the inclusion of BBVA Bancomer’s branch in Houston (which was previously part of our United States operating segment) in our Mexico operating segment since 2018. If BBVA Bancomer’s branch in Houston had been part of our Mexico operating segment in 2016 (rather than of our United States operating segment), profit attributable to parent company for the United States and the Mexico operating segments would have been €442 million and €1,997 million, respectively, for the year ended December 31, 2016.

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

This model is applied comprehensively in the Group and consists of the basic elements listed below:

•          Governance and organization.

•          Risk Appetite Framework.

•          Decisions and processes.

•          Assessment, monitoring and reporting.

•          Infrastructure.

The Group promotes the development of a risk culture which aims to ensure consistent application of the risk management and control model in the Group, so that the risk function is understood and assimilated at all levels of the organization.

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

Corporate bodies

The BBVA Board of Directors (hereinafter also referred to as "the Board") approves the risk strategy and oversees the internal management and control systems. Specifically, in relation to the risk strategy, the Board approves the Group's risk appetite statement, the core metrics (and their statements) and the main metrics by type of risk, as well as the general risk management and control model.

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

With the aim of integrating the Risk Appetite Framework into management, on the basis established by the Board of Directors, the Executive Committee approves the metrics by type of risk in relation to profitability and income recurrence and the Group's basic structure of limits by geographical area, risk type, asset type and portfolio level. This committee also approves specific corporate policies for each type of risk.

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

Moreover, the Risk Committee, the Executive Committee and the Board itself conduct adequate monitoring of the risk strategy implementation and of the Group's risk profile. The risk function regularly reports on the development of the Group's Risk Appetite Framework metrics to the Board and to the Executive Committee, after the analysis by the Risk Committee, whose role in this monitoring and control work is particularly relevant.

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

The CRO is supported in the exercise of his functions by a structure consisting of cross-sectional risk units in the corporate area and the specific risk units in the geographical and/or business areas of the Group. Each of the latter units is headed by a Chief Risk Officer for the geographical and/or business area who, within his/her area of responsibility, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Chief Risk Officers of the geographical and/or business areas report both to the Group's CRO and to the head of their geographical and/or business area. The aim of this dual reporting system is that the local risk management function is independent from the operating functions and enable its alignment with the Group's corporate risk policies and goals.

  As explained above, the risk management function consists of risk units from the corporate area, which carry out cross-sectional functions, and risk units from the geographical and/or business areas.

•          The corporate area's risk units develop and submit to the Group CRO the proposal for the Group's Risk Appetite Framework, the corporate policies, rules and global procedures and infrastructures within the framework approved by the corporate bodies; they monitor their application and report either directly or through the CRO to the Bank's corporate bodies. Their functions include:

- Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

- Risk planning aligned with the risk appetite framework principles defined by the Group.

- Monitoring and control of the Group's risk profile in relation to the risk appetite framework approved by the Bank's corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

- Prospective analyses to enable an evaluation of compliance with the risk appetite framework in stress scenarios and the analysis of risk mitigation mechanisms.

- Management of the technological and methodological developments required for implementing the Model in the Group.

- Design of the Group's Internal Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit's activities and processes.

- Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

•          The risk units in the business units develop and present to the Chief Risk Officer of the geographical and/or business area the risk appetite framework proposal applicable in each geographical and/or business area, independently and always within the Group's strategy/Risk Appetite Framework. They also monitor that the corporate policies and rules are approved and applied consistently at a Group level, adapting them if necessary to local requirements; that they are provided with appropriate infrastructures for management and control of their risks, within the global risk infrastructure framework defined by the corporate areas; and that they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the top-level committee within the risk function. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in carrying out its business, and the determination of risk limits by portfolio. The members of this Committee are the Group's CRO, the Heads of the main Areas of the GRM Front, the Heads of GRM Corporate Discipline Units and the Head of Risk Management Group of GRM.

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

•          Work Out Committee: its purpose is to be informed about decisions taken under the delegation framework regarding risk proposals concerning clients on Watch List and clients classified as NPL of certain customer segments of the BBVA Group, as well the sanction of proposals regarding entries, exits and changes of Watch List, entries and exits in non-performing unlikely to pay and turns to written off.

•          Asset Allocation Committee: The executive authority responsible for analyzing and deciding on credit risk issues related to processes aimed at achieving a portfolios combination and composition that, under the restrictions imposed by the Risk Appetite framework, allows to maximize the risk adjusted return on equity.

•          Risk Models Management Committee: It ensures an appropriate decision-making process regarding the planning, development, implementation, use, validation and monitoring of the  models required to achieve an appropriate management of the Model Risk in  the BBVA Group.

•          Global Markets Risk Unit Global Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units, as well as coordinating and approving GMRU key decisions activity, and developing and proposing to GRMC the corporate regulation of the unit.

•          Operational Risk and Product Governance Corporate Admission Committee: It identifies, analyzes and assesses the operational risks associated initiatives related with new business, products or services, outsourcing, process transformation and new systems, prior to its launch. As well, it will verify that Product Governance normative requirements are met and will decide about the insurance scheme (global policies).

•          Retail Credit Risk Committee: It provides for the analysis, discussion and decision support on all issues regarding the retail credit risk management that impact or potentially do in the practices, processes and corporate metrics established in the Policies, Rules and Operating Frameworks.

•          Asset Management Global Risk Steering Committee: its purpose is to develop and coordinate the strategies, policies, procedures, and infrastructure necessary to identify, assess, measure and manage the material risks facing the bank in the operation of businesses linked to BBVA Asset Management.

•          Global Insurance Risk Committee: its purpose is to monitor and promote the alignment and the communication between all the Insurance Risk Units in the BBVA Group. It will do this by promoting the application of standardized principles, policies, tools and risk metrics in the different regions with the aim of maintaining proper integration of insurance risk management in the Group.

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

Under this organizational scheme, the risk management function monitors that the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group's different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies integrated monitoring and control of the entire Group's risks.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to manage that there is an adequate internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk that may potentially affect the Group). It controls their application and operation, as well as integrating the risk strategy into the Group's management. In this regard, the Internal Risk Control monitors verifies the performance of their duties by the units that develop the risk models, manage the processes and execute the controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group's Head of Internal Risk Control is responsible for the function and reports on its activities and informs of its work plans to the CRO and to the Board's Risks Committee, assisting it in any matters where requested. For these purposes the Internal Risk Control department has a Technical Secretary's Office, which offers the Committee the technical support it needs to better perform its duties.

In addition, the Group has an Internal Validation unit, which reviews the performance of its duties by the units that develop the risk models and of those that use them in management. Its functions include review and independent validation at internal level of the models used for management and control of risks in the Group.

7.1.2   Risk Appetite Framework

The Group's Risk Appetite Framework, approved by the corporate bodies, determines the risks (and their level) that the Group is willing to assume to achieve its business objectives considering an organic evolution of its business. These are expressed in terms of solvency, profitability and liquidity and funding, which are reviewed periodically as well as in case of material changes to the entity’s business or relevant corporate transactions. The definition of the risk appetite has the following goals:

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

•          To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, monitors they act consistently, avoiding uneven behavior.

•          To establish a common language throughout the organization and develop a compliance-oriented risk culture.

•          Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite framework is expressed through the following elements:

Risk Appetite Statement

It sets out the general principles of the Group's risk strategy and the target risk profile. The 2018 Group’s Risk appetite statement is as follows:

BBVA Group's Risk Policy is aimed to promote a multichannel and responsible universal banking model, based on principles, targeting sustainable growth, risk adjusted profitability and recurrent value creation. To achieve these objectives, the Risk Management Model is oriented to maintain a moderate risk profile that allows the Group to keep strong financial fundamentals in adverse environments preserving our strategic goals, maintaining a prudent management, an integral view of risks, and a portfolio diversification by geography, asset class and client segment, focusing on keeping a long term relationship with our customers.

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

The core metrics define, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement and are in line with the strategy of the Group. Each metric has three thresholds (traffic-light approach) ranging from a standard business management to higher deterioration levels: Management reference, Maximum appetite and Maximum capacity. The 2018 Group’s Core metrics are:

By type of risk metrics

Based on the core metrics, statements are established for each type of risk reflecting the main principles governing the management of that risk and several metrics are calibrated, compliance with which enables compliance with the core metrics and the risk appetite statement of the Group. The metrics by type of risk have a maximum appetite threshold.

Basic limits structure (core limits)

The purpose of the basic limits structure or core limits is to shape the Risk Appetite Framework at geographical area risk type, asset type and portfolio level, ensuring that the management of risks on an ongoing basis is within the thresholds set forth for by type of risk.

In addition to this framework, there’s a level of management limits that is defined and managed by the risk function developing the core limits, in order to ensure that the anticipatory management of risks by subcategories or by subportfolios complies with that core limits and, in general, with the Risk Appetite Framework.

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

As explained above, the core metrics of BBVA Risk Appetite Framework measure Groups performance in terms of solvency, liquidity and funding, profitability and income recurrence; most of the core metrics are accounting related or regulatory metrics which are published regularly to the market in the BBVA Group annual report and in the quarterly financial reports. During 2018, the Group risk profile evolved in line with the Risk Appetite metrics.

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

The approval of corporate policies for all types of risks is the responsibility of the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

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

Risk planning

Risk planning monitors that the risk appetite framework is integrated into management through a cascade process for establishing limits and profitability adjusted to the risk profile, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process with the Group's Risk Appetite Framework in terms of solvency, liquidity and funding, profitability and income recurrence.

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

7.1.4   Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that monitors that the Model has a dynamic and proactive vision to enable compliance with the risk appetite framework approved by the corporate bodies, even in adverse scenarios. The materialization of this process has the following objectives:

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

7.1.5   Infrastructure

The infrastructure is an element that must manage that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group's risk Model and the achievement of their objectives.

With respect to human resources, the Group risk function has an adequate workforce, in terms of number, skills, knowledge and experience.

With regards to technology, the Group risk function manages the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

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

7.1.6   Risk culture

The BBVA Group promotes the development of a risk culture based on the observance and understanding of values, attitudes, and behaviors that allow the compliance with the regulations and frameworks that contribute to an appropriate risk management.

At BBVA the Risk Governance Model is characterized by a special involvement of social bodies, as they define the risk culture that permeates the rest of the organization and has the following main elements:

•          Our Purpose which defines our reason to be and with our values and behaviors guide the performance of our organization and the people who are part of it.

•          The Risk Appetite Framework which determines the risks and levels of risks that the Group is willing to assume in order to fulfill its goals.

•          The Code of Conduct establishes the behavior guidelines that we must follow to adjust our behavior to the BBVA values.

The Risk Culture at BBVA is based on these levers:

•          Communication: The BBVA Group promotes the dissemination of the principles and values that should govern the conduct and risk management in a comprehensive and consistent manner. To do this, the most appropriate channels of communication are used, to allow for the Risk culture to be integrated into the business activities at all levels of the organization.

•          Training: The BBVA Group favors the understanding of the values, risk management model, and the code of conduct in all scenarios, ensuring standards in skills and knowledge.

•          Motivation: The BBVA Group aims to define incentives for BBVA employees that support the risk culture at all levels. Among these incentives, the role of the Compensation policy and incentive programs stand out, as well as implementation of risk culture control mechanisms, including the complaint channels and the disciplinary committees.

•          Monitoring: The BBVA Group pursues at the highest levels of the organization a continuous evaluation and monitoring of the risk culture to guarantee its implementation and identification of areas for improvement.

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

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main sections:

Macroeconomic and geopolitical risks

Global economic growth maintained robust in 2018 even if it slowed down more than expected during the second half of the year as a result of the worse development of the trade and the industrial sector as well as the strong increase in financial tensions, especially in developed economies due to the rise of uncertainties. To the worse economic development in Europe and in China, it has to be added the downturn in Asian countries and the deterioration in the expansive cycle of the United States. In this context, both the Federal Reserve (Fed) and the ECB have demonstrated to be more prudent and patient at the time of advancing with the normalization of their monetary policies and their future decisions will depend on the economic evolution. The main risk at sort-term continues to be protectionism not only for the direct effect on global trade, but also for the indirect impact of lower confidence and financial volatility. To this, it has to be added the concerns about the degree of the impact on the economic activities in the United States and China in the following quarters have to be added as well as the increased political uncertainty in Europe.

In summary, the uncertainty related to the economic perspectives continues to be elevated due to the fear of a protectionist escalation and a higher perception of the risk related to the global economic growth.

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

•          The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

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

•          The financial sector is exposed to increasing litigiousness, such that financial institutions face a large number of proceedings of every kind -civil, criminal, administrative and otherwise-, as well as supervisory investigations, in multiple jurisdictions, the consequences of which are difficult to determine (including those proceedings where an undetermined number of claimants is involved, where damages claimed are not easy to estimate, where exorbitant amounts are claimed, where novel legal questions are introduced using new, creative legal theories and where proceedings are at a very early stage).

In Spain, in many current proceedings claimants seek, both at Spanish courts and through preliminary rulings sought from the European Union Court of Justice, that various clauses typically included within mortgage loan agreements with credit institutions be declared abusive (including clauses related to mortgage fees, early termination rights, reference interest rates and arrangement fees). Unfavorable resolutions of such proceedings against the Group or against other banking entities may directly or indirectly affect the Group.

The BBVA Group is under regulatory investigations in several countries which may give rise to sanctions and claims for damages by third parties.

The Group may likewise be subject to investigations by legal authorities, of which we have not heretofore received formal notice to such effect, in relation with the contracting of supposedly irregular services, that may have a negative reputational or economic impact on the Bank. The Bank is undertaking a forensic investigation, led by PwC, through the Bank’s external legal counsel Garrigues, together with Uría, the scope or duration of which it is not currently possible to predict, nor is it possible to predict the outcome or implications for the Group of any such investigation by the legal authorities.

The BBVA Group undertakes constant management and monitoring of legal and regulatory investigations, proceedings and actions where its interests may be defended, and allocates (on the basis of the number of disputes, rulings and the state of proceedings or actions) what we believe are the appropriate provisions where necessary. Nevertheless, the results of judicial or regulatory investigations, proceedings or actions, whether to which the Bank is currently party, to which it may be party in the future, or to which other banking entities are party, are difficult to predict, and if jurisprudential criteria are modified or unexpected results occur, such allocated provisions may prove insufficient.

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

•          Establishment of adequate and sufficient guarantees that allow effective recovery of the transaction, this being considered a secondary and exceptional method of recovery when the first has failed.

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

•          At the business area level: they are responsible for adapting the Group's criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

- Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the GRM area.

- Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group's corporate policies.

7.3.1   Measurement Expected Credit Loss (ECL)

IFRS 9 requires determining the expected credit loss of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, the time value of money and a forward looking perspective (including the economic forecast).

Therefore the recognition and measurement of expected credit losses (ECL) is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk Parameters Adjusted by Macroeconomic Scenarios

Expected Credit Loss must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, including forward-looking macroeconomic information. BBVA uses the classical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

BBVA´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

•          Step 1: Analysis and transformation of time series data.

•          Step 2: For each dependent variable find conditional forecasting models that are economically consistent.

•          Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

The forward looking component is added through the introduction of macroeconomic scenarios as an input. Inputs would highly depend on the particular combination of region and portfolio, so inputs are adapted to available data.

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD) are:

•          a) The net income of families, corporates or public administrations.

•          b) The payment amounts on the principal and interest on the outstanding loans.

•          c) The value of the collateral assets pledge to the loan.

BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the three categories can be used and only core macroeconomic indicators should be chosen as first choice: for a) using Real GDP Growth for the purpose of conditional forecasting can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs and LGD ; for b) using the most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate or EMBI) or exchange rates expressed in real terms and for c) using a comprehensive index of the price of real estate properties also expressed in real terms in the case of mortgage loans and a representative index of the price of the relevant commodity (in real terms) for corporate loan portfolios concentrated in exporters or producer of such commodity.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of expected credit losses (“ECL”) by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the bank, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research teams produced alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

•          For each of the macro-financial variables, BBVA Research produces three scenarios.

•          Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach in BBVA consists on using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting…) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

7.3.2   Credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2018 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

Maximum Credit Risk Exposure (Millions of euros)
	Notes	2018
Financial assets held for trading		59,581
Debt securities	10	25,577
Equity instruments	10	5,254
Loans and advances	10	28,750
Non-trading financial assets mandatorily at fair value through profit or loss		5,135
Loans and advances	11	1,803
Debt securities	11	237
Equity instruments	11	3,095
Financial assets designated at fair value through profit or loss	12	1,313
Derivatives (trading and hedging)		38,249	Stage 1	Stage 2	Stage 3
Financial assets at fair value through other comprehensive income		56,332	56,329	3	-
Debt securities	13.1	53,737	53,734	3	-
Equity instruments	13.1	2,595	2,595	-	-
Financial assets at amortized cost		431,927	384,632	30,902	16,394
Loans and advances to central banks		3,947	3,947	-	-
Loans and advances to credit institutions		9,175	9,131	34	10
Loans and advances to customers		386,225	339,204	30,673	16,348
Debt securities		32,580	32,350	195	35
Total financial assets risk		592,538	440,960	30,905	16,394
Total loan commitments and financial guarantees	33	170,511	161,404	8,120	987
Total maximum credit exposure		763,049

There was no similar breakdown before the implementation of IFRS 9 on January 1, 2018 (see Note 2.1).

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

•          In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of derivatives and hedging derivatives.

•          The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their amount.

•          The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

- The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market).

- The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

- The consideration of the potential risk ("add-on") relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

The breakdown by counterparty and product of loans and advances, net of impairment losses, as well as the gross carrying amount by type of product, classified in the different headings of the assets, as of December 31, 2018, 2017 and 2016 is shown below:

December 2018 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Provisions	Gross carrying amount
By product
On demand and short notice	-	10	-	151	2,833	648	3,641	(193)	3,834
Credit card debt	-	8	1	2	2,328	13,108	15,446	(1,048)	16,495
Trade receivables		948	-	195	16,190	103	17,436	(280)	17,716
Finance leases	-	226	-	3	8,014	406	8,650	(427)	9,077
Reverse repurchase loans	-	293	477	-	-	-	770	(1)	772
Other term loans	3,911	26,839	2,947	7,030	133,573	157,760	332,060	(10,204)	342,264
Advances that are not loans	29	1,592	5,771	2,088	984	498	10,962	(63)	11,025
Loans and advances	3,941	29,917	9,196	9,468	163,922	172,522	388,966	(12,217)	401,183
By secured loans
of which: mortgage loans collateralized by immovable property		1,056	15	219	26,784	111,809	139,883	(4,122)	144,005
of which: other collateralized loans	-	7,179	285	1,389	31,393	6,835	47,081	(774)	47,855
By purpose of the loan
of which: credit for consumption						40,124	40,124	(2,613)	42,736
of which: lending for house purchase						111,007	111,007	(1,945)	112,952
By subordination
of which: project finance loans					13,973		13,973	(312)	14,286

December 2017 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	222	-	270	7,663	2,405	10,560
Credit card debt	-	6	-	3	1,862	13,964	15,835
Trade receivables		1,624	-	497	20,385	198	22,705
Finance leases	-	205	-	36	8,040	361	8,642
Reverse repurchase loans	305	1,290	13,793	10,912	-	-	26,300
Other term loans	6,993	26,983	4,463	5,763	125,228	155,418	324,848
Advances that are not loans	2	1,964	8,005	1,044	1,459	522	12,995
Loans and advances	7,301	32,294	26,261	18,525	164,637	172,868	421,886
of which: mortgage loans (Loans collateralized by immovable property)		998	-	308	37,353	116,938	155,597
of which: other collateralized loans		7,167	13,501	12,907	24,100	9,092	66,767
of which: credit for consumption						40,705	40,705
of which: lending for house purchase						114,709	114,709
of which: project finance loans					16,412		16,412

December 2016 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	373	-	246	8,125	2,507	11,251
Credit card debt	-	1	-	1	1,875	14,719	16,596
Trade receivables		2,091	-	998	20,246	418	23,753
Finance leases	-	261	-	57	8,647	477	9,442
Reverse repurchase loans	81	544	15,597	6,746	-	-	22,968
Other term loans	8,814	29,140	7,694	6,878	136,105	167,892	356,524
Advances that are not loans	-	2,410	8,083	2,082	1,194	620	14,389
Loans and advances	8,894	34,820	31,373	17,009	176,192	186,633	454,921
of which: mortgage loans [Loans collateralized by immovable property]		4,722	112	690	44,406	132,398	182,328
of which: other collateralized loans		3,700	15,191	8,164	21,863	6,061	54,979
of which: credit for consumption						44,504	44,504
of which: lending for house purchase						127,606	127,606
of which: project finance loans					19,269		19,269

7.3.3  Mitigation of credit risk, collateralized credit risk and other credit enhancements

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

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•          Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds.

•          The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally

•          Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•          Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•          Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction.

•          The summary of the compensation effect (via netting and collateral) for derivatives and securities operations is presented in Note 7.4.3.

•          Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•          At December 31, 2018, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income at December 31, 2018 (see Note 7.3.2).

•          Financial assets at amortized cost:

- Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

- Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

- Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

The disclosure of impaired financial assets at amortized cost covered by collateral (see Note 7.3.2), by type of collateral, at December 31, 2018, is the following:

December 2018 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired financial assets at amortized cost	16,394	3,484	1,255	13	317	502
Total	16,394	3,484	1,255	13	317	502

•          Financial guarantees, other contingent risks and drawable by third parties:  These have the counterparty’s personal guarantee.

The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2018 amounts to €987 million (see Note 7.3.2).

7.3.4   Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models.

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

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2018:

External rating	Internal rating	Probability of default (basis points)
Standard&Poor's List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

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

The table below outlines the distribution by probability of default within 12 months and stages of the gross carrying amount of loans and advances to customers in percentage of BBVA Group as of December 31, 2018 is shown below:

	December 2018
	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)
Probability of default (basis points)%		%
0 to 2	9.6	0.0
2 to 5	10.8	0.1
5 to 11	6.3	0.0
11 to 39	20.9	0.4
39 to 194	30.1	1.8
194 to 1,061	12.2	3.6
1,061 to 2,121	1.6	1.2
> 2,021	0.2	1.2
Total	91.7	8.3

There was no similar breakdown before the implementation of IFRS 9 on January 1, 2018 (see Note 2.1).

7.3.5   Past due but not impaired and impaired secured loans risks

The tables below provides details by counterpart and by product of past due risks but not considered to be impaired, as of December 31, 2018, 2017 and 2016, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated (see Note 2.2.1):

December 2018 (Millions of euros)
	Assets without significant increase in credit risk since initial recognition (Stage 1)			Assets with significant increase in credit risk since initial recognition but not credit-impaired (Stage 2)			Credit-impaired assets (Stage 3)
	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days
Debt securities	-	-	-	-	-	-	-	-	5
Loans and advances	4,191	454	-	4,261	3,228	-	407	900	2,769
Central banks	-	-	-	-	-	-	-	-	-
General governments	95	7	-	5	1	-	5	5	26
Credit institutions	3	-	-	-	-	-	-	-	-
Other financial corporations	117	224	-	2	-	-	-	-	5
Non-financial corporations	1,140	158	-	1,282	1,180	-	149	276	1,333
Households	2,835	64	-	2,971	2,047	-	254	618	1,404
TOTAL	4,191	454	-	4,261	3,228	-	407	900	2,774
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	127	-	-	25	47	-	3	4	52
Credit card debt	182	10	-	598	102	-	24	25	120
Trade receivables	46	12	-	20	106	-	2	11	50
Finance leases	307	16	-	43	102	-	10	20	110
Reverse repurchase loans	-	-	-	-	-	-	-	-	-
Other term loans	3,421	325	-	3,575	2,869	-	369	840	2,433
Advances that are not loans	108	89	-	-	1	-	-	-	4
of which: mortgage loans collateralized by immovable property	1,681	38	-	1,598	1,745	-	251	712	1,365
of which: other collateralized loans	255	14	-	742	99	-	22	21	103
of which: credit for consumption	910	27	-	1,278	424	-	49	49	281
of which: lending for house purchase	1,365	24	-	1,394	1,404	-	170	507	839
of which: project finance loans	1	-	-	-	382	-	-	-	71

December 2017 (Millions of euros) (*)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days
Debt securities	-	-	-	66	38	(28)	(21)	-
Loans and advances	3,432	759	503	19,401	10,726	(8,675)	(4,109)	(29,938)
Central banks	-	-	-	-	-	-	-	-
General governments	75	3	13	171	129	(42)	(69)	(27)
Credit institutions	-	-	-	11	5	(6)	(30)	(5)
Other financial corporations	2	-	-	12	6	(7)	(19)	(5)
Non-financial corporations	843	153	170	10,791	5,192	(5,599)	(1,939)	(18,988)
Households	2,512	603	319	8,417	5,395	(3,022)	(2,052)	(10,913)
TOTAL	3,432	759	503	19,467	10,764	(8,703)	(4,130)	(29,938)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	77	12	11	389	151	(238)
Credit card debt	397	66	118	629	190	(439)
Trade receivables	115	8	9	515	179	(336)
Finance leases	138	66	47	431	155	(276)
Reverse repurchase loans	-	-	-	-	-	-
Other term loans	2,705	606	317	17,417	10,047	(7,370)
Advances that are not loans	1	-	1	20	3	(16)
of which: mortgage loans (Loans collateralized by immovable property)	1,345	360	164	11,388	7,630	(3,757)
of which: other collateralized loans	592	137	43	803	493	(310)
of which: credit for consumption	1,260	248	207	1,551	457	(1,093)
of which: lending for house purchase	1,034	307	107	5,730	4,444	(1,286)
of which: project finance loans	13	-	25	1,165	895	(271)

(*)  Figures originally reported in the year 2017 in accordance to the applicable regulation, without restatements.

December 2016 (Millions of euros) (*)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	<= 30 days	> 30 days <= 60 days	> 60 days <= 90 days
Debt securities	-	-	-	272	128	(144)	(46)	(1)
Loans and advances	3,384	696	735	22,925	12,133	(10,793)	(5,224)	(29,346)
Central banks	-	-	-	-	-	-	-	-
General governments	66	-	2	295	256	(39)	(13)	(13)
Credit institutions	3	-	82	10	3	(7)	(36)	(5)
Other financial corporations	4	7	21	34	8	(25)	(57)	(6)
Non-financial corporations	968	209	204	13,786	6,383	(7,402)	(2,789)	(18,020)
Households	2,343	479	426	8,801	5,483	(3,319)	(2,329)	(11,303)
TOTAL	3,384	696	735	23,197	12,261	(10,937)	(5,270)	(29,347)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	79	15	29	562	249	(313)
Credit card debt	377	88	124	643	114	(529)
Trade receivables	51	15	13	424	87	(337)
Finance leases	188	107	59	516	252	(264)
Reverse repurchase loans	-	-	82	1	-	(1)
Other term loans	2,685	469	407	20,765	11,429	(9,336)
Advances that are not loans	5	-	21	14	2	(12)
of which: mortgage loans (Loans collateralized by immovable property)	1,202	265	254	16,526	9,008	(5,850)
of which: other collateralized loans	593	124	47	1,129	656	(275)
of which: credit for consumption	1,186	227	269	1,622	455	(1,168)
of which: lending for house purchase	883	194	105	6,094	4,546	(1,548)
of which: project finance loans	138	-	-	253	105	(147)

(*)  Figures originally reported in the year 2016 in accordance to the applicable regulation, without restatements.

The breakdown of loans and advances, within financial assets at amortized cost, impaired and accumulated impairment by sectors as of December 31, 2018, 2017 and 2016 is as follows:

December 2018 (Millions of euros)
	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
General governments	128	(84)	0.4%
Credit institutions	10	(12)	0.1%
Other financial corporations	11	(22)	0.1%
Non-financial corporations	8,372	(6,260)	4.9%
Agriculture, forestry and fishing	122	(107)	3.3%
Mining and quarrying	96	(70)	1.9%
Manufacturing	1,695	(1,134)	4.6%
Electricity, gas, steam and air conditioning supply	585	(446)	4.2%
Water supply	19	(15)	1.8%
Construction	1,488	(1,007)	12.5%
Wholesale and retail trade	1,624	(1,259)	6.3%
Transport and storage	459	(374)	4.7%
Accommodation and food service activities	315	(204)	4.0%
Information and communication	113	(72)	2.1%
Financial and insurance activities	147	(128)	2.1%
Real estate activities	834	(624)	4.8%
Professional, scientific and technical activities	204	(171)	4.0%
Administrative and support service activities	128	(125)	4.0%
Public administration and defense, compulsory social security	5	(7)	1.6%
Education	31	(31)	3.4%
Human health services and social work activities	63	(63)	1.4%
Arts, entertainment and recreation	59	(41)	4.5%
Other services	386	(382)	3.9%
Households	7,838	(5,833)	4.4%
LOANS AND ADVANCES	16,359	(12,211)	4.1%

December 2017 (Millions of euros)
	Non-performing loans and advances	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	171	(111)	0.5%
Credit institutions	11	(36)	0.3%
Other financial corporations	12	(26)	0.1%
Non-financial corporations	10,791	(7,538)	6.3%
Agriculture, forestry and fishing	166	(123)	4.3%
Mining and quarrying	177	(123)	3.7%
Manufacturing	1,239	(955)	3.6%
Electricity, gas, steam and air conditioning supply	213	(289)	1.8%
Water supply	29	(11)	4.5%
Construction	2,993	(1,708)	20.1%
Wholesale and retail trade	1,706	(1,230)	5.9%
Transport and storage	441	(353)	4.2%
Accommodation and food service activities	362	(222)	4.3%
Information and communication	984	(256)	17.0%
Real estate activities	1,171	(1,100)	7.9%
Professional, scientific and technical activities	252	(183)	3.8%
Administrative and support service activities	188	(130)	6.3%
Public administration and defense, compulsory social security	4	(6)	1.9%
Education	31	(25)	3.4%
Human health services and social work activities	75	(68)	1.7%
Arts, entertainment and recreation	69	(38)	4.6%
Other services	690	(716)	4.3%
Households	8,417	(5,073)	4.7%
LOANS AND ADVANCES	19,401	(12,784)	4.5%

December 2016 (Millions of euros)
	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	295	(52)	0.8%
Credit institutions	10	(42)	0.0%
Other financial corporations	34	(82)	0.2%
Non-financial corporations	13,786	(10,192)	7.4%
Agriculture, forestry and fishing	221	(188)	5.1%
Mining and quarrying	126	(83)	3.3%
Manufacturing	1,569	(1,201)	4.5%
Electricity, gas, steam and air conditioning supply	569	(402)	3.2%
Water supply	29	(10)	3.5%
Construction	5,358	(3,162)	26.3%
Wholesale and retail trade	1,857	(1,418)	6.2%
Transport and storage	442	(501)	4.5%
Accommodation and food service activities	499	(273)	5.9%
Information and communication	112	(110)	2.2%
Real estate activities	1,441	(1,074)	8.7%
Professional, scientific and technical activities	442	(380)	6.0%
Administrative and support service activities	182	(107)	7.3%
Public administration and defense, compulsory social security	18	(25)	3.0%
Education	58	(31)	5.4%
Human health services and social work activities	89	(88)	1.8%
Arts, entertainment and recreation	84	(51)	5.1%
Other services	691	(1,088)	4.2%
Households	8,801	(5,648)	4.6%
LOANS AND ADVANCES	22,925	(16,016)	5.0%

The changes during the years 2018, 2017 and 2016 of impaired financial assets and contingent risks are as follow:

Changes in Impaired Financial Assets and Contingent Risks (Millions of euros)
	2018	2017	2016
Balance at the beginning	20,590	23,877	26,103
Additions	9,792	10,856	11,133
Decreases (*)	(6,909)	(7,771)	(7,633)
Net additions	2,883	3,085	3,500
Amounts written-off	(5,076)	(5,758)	(5,592)
Exchange differences and other	(1,264)	(615)	(134)
Balance at the end	17,134	20,590	23,877

(*)   Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the year as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Notes 19 and 20 to the Consolidated Financial Statement for additional information).

The changes during the years 2018, 2017 and 2016 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter "write-offs"), is shown below:

Changes in Impaired Financial Assets Written-Off from the Balance Sheet (Millions of Euros)
	Notes	2018	2017	2016
Balance at the beginning		30,139	29,347	26,143
Acquisition of subsidiaries in the year		-	-	-
Increase:		6,164	5,986	5,699
Decrease:		(4,210)	(4,442)	(2,384)
Re-financing or restructuring		(10)	(9)	(32)
Cash recovery	47	(589)	(558)	(541)
Foreclosed assets		(625)	(149)	(210)
Sales of written-off		(1,805)	(2,284)	(45)
Debt forgiveness		(889)	(1,121)	(864)
Time-barred debt and other causes		(292)	(321)	(692)
Net exchange differences		250	(752)	(111)
Balance at the end		32,343	30,139	29,347

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred financial asset, the financial asset is condoned, or other reasons.

7.3.6   Impairment losses

Below are the changes in the years ended December 31, 2018, 2017 and 2016, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities measured at amortized cost and financial assets at fair value through other comprehensive income as well as the loan commitment and financial guarantees:

Financial assets at amortized cost. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired		Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)	Purchased/originated credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances	Loss allowances
Opening balance (under IFRS 9)	(2,237)	(1,827)	(525)	(9,371)	-	(13,960)
Transfers of financial assets:	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	208	(930)	(218)	-	-	(940)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(125)	619	50	-	-	544
Transfers to Stage 3	55	282	564	(2,127)	-	(1,226)
Transfers from Stage 3 to Stage 1 or 2	(7)	(126)	(68)	333	-	132
Changes without transfers between Stages	358	(53)	(260)	(3,775)	-	(3,730)
New financial assets originated	(1,072)	(375)	(244)	-	-	(1,692)
Purchased	-	-	-	-	-	-
Disposals	2	3	-	110	-	115
Repayments	641	432	118	1,432	-	2,623
Write-offs	13	14	2	4,433	-	4,461
Changes in model/ methodology	-	-	-	-	-	-
Foreign exchange	(84)	72	(93)	343	-	239
Modifications that result in derecognition	5	10	25	98	-	138
Modifications that do not result in derecognition	3	(8)	1	(362)	-	(366)
Other	135	133	20	1,111	-	1,399
Closing balance	(2,106)	(1,753)	(628)	(7,777)	-	(12,264)

Financial assets at fair value through other comprehensive income. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired		Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)	Purchased/originated credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances	Loss allowances
Opening balance (under IFRS 9)	(20)	(1)	-	(14)	-	(35)
Transfers of financial assets:	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	-	-	-	-	-	-
Transfers from Stage 2 (not credit - impaired) to Stage 1	-	-	-	-	-	-
Transfers to Stage 3	-	-	-	-	-	-
Transfers from Stage 3 to Stage 1 or 2	-	-	-	-	-	-
Changes without transfers between Stages	(7)	-	-	16	-	9
New financial assets originated	(3)	-	-	-	-	(3)
Purchased	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Repayments	5	-	-	-	-	5
Write-offs	-	-	-	-	-	-
Changes in model/ methodology	-	-	-	-	-	-
Foreign exchange	2	-	-	-	-	2
Modifications that result in derecognition	-	-	-	-	-	-
Modifications that do not result in derecognition	-	-	-	(11)	-	(11)
Other	(5)	1	-	8	-	4
Closing balance	(28)	-	-	-	-	(28)

Loan commitments and financial guarantees. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired		Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)	Purchased/originated credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances	Loss allowances
Opening balance (under IFRS 9)	(200)	(135)	(84)	(285)	-	(704)
Transfers of financial assets:	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	14	(84)	(11)	-	-	(81)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(8)	65	1	-	-	58
Transfers to Stage 3	1	4	16	(48)	-	(27)
Transfers from Stage 3 to Stage 1 or 2	(3)	(3)	-	20	-	14
Changes without transfers between Stages	14	12	6	35	-	67
New financial assets originated	(102)	(32)	(20)	-	-	(154)
Purchased	-	-	-	-	-	-
Disposals	-	-	-	1	-	1
Repayments	47	58	24	73	-	202
Write-offs	-	-	-	-	-	-
Changes in model/ methodology	-	-	-	-	-	-
Foreign exchange	11	1	(2)	6	-	16
Modifications that result in derecognition	-	-	-	-	-	-
Modifications that do not result in derecognition	-	-	-	(32)	-	(32)
Other	(6)	(13)	10	13	-	4
Closing balance	(232)	(127)	(60)	(217)	-	(636)

December 2017 (Millions of euros) (*)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss

Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(10,937)	(7,484)	2,878	4,503	1,810	526	(8,703)	558
Debt securities	(144)	(26)	6	-	123	13	(28)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(15)	(5)	4	-	16	-	-	-
Other financial corporations	(26)	(4)	2	-	-	13	(16)	-
Non-financial corporations	(103)	(17)	-	-	107	-	(12)	-
Loans and advances	(10,793)	(7,458)	2,872	4,503	1,687	513	(8,675)	558
Central banks	-	-	-	-	-	-	-	-
General governments	(39)	(70)	37	14	1	15	(42)	1
Credit institutions	(7)	(2)	2	-	-	1	(6)	-
Other financial corporations	(25)	(287)	3	38	227	38	(7)	-
Non-financial corporations	(7,402)	(3,627)	1,993	3,029	(228)	636	(5,599)	345
Households	(3,319)	(3,472)	837	1,422	1,687	(177)	(3,022)	212
Collective allowances for incurred but not reported losses on financial assets	(5,270)	(1,783)	2,159	1,537	(1,328)	557	(4,130)	-
Debt securities	(46)	(8)	30	1	-	3	(21)	-
Loans and advances	(5,224)	(1,776)	2,128	1,536	(1,328)	554	(4,109)	-
Total	(16,206)	(9,267)	5,037	6,038	482	1,083	(12,833)	558

(*)  Figures originally reported in the year 2017 in accordance to the applicable regulation, without restatements.

December 2016 (Millions of euros)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(12,866)	(6,912)	2,708	5,673	(123)	583	(10,937)	540
Debt securities	(35)	(167)	6	64	(10)	(2)	(144)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(20)	-	-	5	-	-	(15)	-
Other financial corporations	(15)	(29)	3	26	(10)	(1)	(26)	-
Non-financial corporations	-	(138)	3	33	-	(1)	(103)	-
Loans and advances	(12,831)	(6,745)	2,702	5,610	(113)	585	(10,793)	540
Central banks	-	-	-	-	-	-	-	-
General governments	(37)	(2)	20	6	(27)	2	(39)	1
Credit institutions	(17)	(2)	3	-	10	(3)	(7)	-
Other financial corporations	(38)	(34)	9	22	10	6	(25)	-
Non-financial corporations	(9,225)	(3,705)	2,158	3,257	(278)	391	(7,402)	335
Households	(3,514)	(3,002)	511	2,325	172	189	(3,319)	205
Collective allowances for incurred but not reported losses on financial assets	(6,024)	(1,558)	1,463	88	775	(15)	(5,270)	1
Debt securities	(113)	(11)	15	1	64	-	(46)	-
Loans and advances	(5,911)	(1,546)	1,449	87	711	(15)	(5,224)	-
Total	(18,890)	(8,470)	4,172	5,762	652	568	(16,206)	541

(*)  Figures originally reported in the year 2016 in accordance to the applicable regulation, without restatements.

7.3.7   Refinancing and restructuring operations

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring transactions (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

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

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not meet the loan is reclassified from "impaired" or "significant increase in credit risk" to outstanding risk. The reclassification to "significant increase in credit risk" or normal risk categories must be based on the analysis mentioned earlier of the viability, upon completion of the probationary periods described below.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

•          "Impaired assets", as although the customer is up to date with payments, they are classified as unlikely to pay when there are significant doubts that the terms of their refinancing may not be met; or

•          "Significant increase in credit risk" until the conditions established for their consideration as normal risk are met).

The conditions established for assets classified as “Significant increase in credit risk” to be reclassified out of this category are as follows:

•          The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; none of its exposures is more than 30 days past-due; and

•          At least two years must have elapsed since completion of the renegotiation or restructuring of the loan and regular payments must have been made during at least half of this probation period;

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

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. The market risk analysis considers risks, such as credit spread, basis risk as well as volatility and correlation risk.

Most of the headings on the Group's balance sheet subject to market risk are positions in the Group´s trading portfolio whose metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2018, 2017 and 2016  in which there is a market risk in the Group´s trading and non-trading portfolios:

Headings of the balance sheet under market risk (Millions of euros)
	December 2018		December 2017		December 2016
	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)
Assets subject to market risk
Financial assets held for trading	57,486	28,459	59,008	441	64,623	1,480
Financial assets at fair value through other comprehensive income	5,652	19,125	5,661	24,083	7,119	28,771
Of which: Equity instruments	-	2,046	-	2,404	-	3,559
Derivatives - Hedging accounting	688	1,061	829	1,397	1,041	1,415
Liabilities subject to market risk
Financial liabilities held for trading	38,844	40,026	42,468	2,526	47,491	2,223
Derivatives - Hedging accounting	550	910	1,157	638	1,305	689

(*)  Includes mainly assets and liabilities managed by ALCO.

Although the prior table shows details of the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 76%, 70% and 66% of the Group’s trading-book market risk as of December 31, 2018, 2017 and 2016. For the rest of the geographical areas (mainly South America, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the "historical simulation" methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in BBVA S.A., BBVA Bancomer, BBVA Colombia, Compass Bank and Garanti.

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

In the case of Global Markets Argentina and Global Markets Peru a parametric methodology is used to measure risk in terms of VaR.

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

Market risk in 2018

The Group’s market risk remains at low levels compared to other risks managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During the financial year 2018 the average VaR was €21 million, below the figure of 2017, with a high on March 16, 2018 of €26 million. The evolution in the BBVA Group’s market risk during 2018, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 55% of the total at the end of year ended December 31, 2018 (this figure includes the spread risk). The relative weight has increased compared with the close of 2017 (48%). Exchange-rate risk maintains its proportion with respect to 2017 (14%), while equity, volatility and correlation risk have decreased, with a weight of 31% at the close of 2018 (vs. 38% at the close of 2017).

As of December 31, 2018, 2017 and 2016 the balance of VaR was €17 million, €22 million and €26 million, respectively. These figures can be broken down as follows:

VaR by Risk Factor (Millions of euros)
	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2018
VaR average in the year	20	6	4	9	(20)	21
VaR max in the year	23	7	6	11	(21)	26
VaR min in the year	17	6	4	7	(18)	16
End of period VaR	19	5	3	7	(17)	17
December 2017
VaR average in the year	25	10	3	13	(23)	27
VaR max in the year	27	11	2	12	(19)	34
VaR min in the year	23	7	4	14	(26)	22
End of period VaR	23	7	4	14	(26)	22
December 2016
VaR average in the year	28	10	4	11	(23)	29
VaR max in the year	30	16	4	11	(23)	38
VaR min in the year	21	10	1	11	(20)	23
End of period VaR	29	7	2	12	(24)	26

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

Two types of backtesting have been carried out during 2018, 2017 and 2016:

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

For the period between the year ended December 31, 2017 and the year ended December 31, 2018, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the estimated risk level by the internal VaR calculation model. At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

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

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of December 31, 2018 is as follows:

Millions of Euros
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey	Compass
Expected Shortfall	(99)	(33)	(11)	-	(5)	(6)	(6)	(1)

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

Structural interest-rate risk

The structural interest-rate risk (“IRRBB”) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure IRRBB, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

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

In order to evaluate its effectiveness, the model is subjected to regular internal validation. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of Non Maturity Deposits, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The assumptions are reviewed and adapted, at least on an annual basis, to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value with a static model (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of average sensitivities to net interest income and value of the main banks in BBVA Group in 2018:

Sensitivity to Interest-Rate Analysis - December 2018
	Impact on Net Interest Income (*)		Impact on Economic Value (**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe (***)	+ (5% - 10%)	- (5% - 10%)	+ (0% - 5%)	- (0% - 5%)
Mexico	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)
USA	+ (5% - 10%)	- (5% - 10%)	- (5% - 10%)	+ (0% - 5%)
Turkey	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
South America	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
BBVA Group	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	- (0% - 5%)

(*)      Percentage of "1 year" net interest income forecast for each unit.

(**)     Percentage of Core Capital for each unit.

(***)  In Europe downward movement including rates below the current ones.

In 2018 in Europe monetary policy has remained expansionary, maintaining rates at 0% and the deposit rate at -0.4%. In USA the rising rate cycle initiated by the Federal Reserve in 2015 has continued. In Mexico and Turkey, the upward cycle has continued because of volatility of their currencies and inflation prospects. In South America, monetary policy has continued to be expansive in most of the economies where the Group operates, with the exception of Argentina, where rates increased and actions were taken not to increase the monetary basis and slow the inflation.

The BBVA Group maintains, overall a positive and moderate sensitivity in its net interest income to an increase in interest rates. The higher relative net interest income sensitivities are observed in, particularly Euro and USD. In Europe however, the decrease in interest rates is limited by the downward path scope in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Global ALM unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group's subsidiaries, considering transactions according to market expectations and their cost.

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

2018 has been characterized by higher volatility levels of FX rates in emerging markets. As for the main currencies of the geographies where the Group operates, it is worth mentioning the appreciation of Mexican peso and US Dollar against the euro (around 5% in both cases), while Turkish lira and Argentinian peso have strongly depreciated (25% and 48%, respectively) affected by idiosyncratic factors.

The Group's structural exchange-rate risk exposure level has remained fairly stable since the end of 2017.  The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro and focuses on Mexican peso and Turkish lira. The risk mitigation level in capital ratio due to the book value of BBVA Group's holdings in foreign emerging currencies stood at around 70% and, as of the end of 2018, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar +1.1 bps; Mexican peso -0.2 bps; Turkish Lira -0.2 bps; other currencies -0.2 bps. On the other hand, hedging of emerging-currency denominated earnings of 2018 has reached an 82%, concentrated in Mexican peso, Turkish lira and the main Latin American currencies.

Structural equity risk

BBVA Group's exposure to structural equity risk stems basically from minority shareholdings in industrial and financial companies held with long or medium-term investment horizons. This exposure is modulated in some portfolios with positions held in derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

The management of structural equity portfolios is a responsibility of the Group's units specialized in this area. Their activity is subject to the risk management corporate policy on structural equity risk management, complying with the defined management principles and Risk Appetite Framework.

The Group's risk management systems also make it possible to anticipate potential negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

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

With regard to the equity markets, the world indexes have closed the year 2018 with generalized falls and volatility surges in a macro environment of global growth slowdown, increase of the political uncertainty and normalization of the monetary policies.

Structural equity risk, measured in terms of economic capital, has decreased in the period mainly due to lower exposure. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio remained at around €-28 million as of December 31, 2018 and €-32 million as of December 31, 2017. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area and the net delta-equivalent positions in derivatives on the same underlyings.

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

Moreover, in transactions involving assets purchased or sold under a repurchase agreement there is a high volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2018, 2017 and 2016:

December 2018 (Millions of euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Consolidated Balance Sheets (B)	Net Amount Presented in the Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	49,908	16,480	33,428	25,024	7,790	613
Reverse repurchase, securities borrowing and similar agreements		28,074	42	28,032	28,022	169	(159)
Total Assets		77,982	16,522	61,460	53,046	7,959	454

Trading and hedging derivatives	10, 15	51,596	17,101	34,494	25,024	6,788	2,682
Repurchase, securities lending and similar agreements		43,035	42	42,993	42,877	34	82
Total liabilities		94,631	17,143	77,487	67,901	6,822	2,765

December 2017 (Millions of euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Consolidated Balance Sheets (B)	Net Amount Presented in the Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	49,333	11,584	37,749	27,106	7,442	3,202
Reverse repurchase, securities borrowing and similar agreements		26,426	56	26,369	26,612	141	(384)
Total Assets		75,759	11,641	64,118	53,717	7,583	2,818

Trading and hedging derivatives	10, 15	50,693	11,644	39,049	27,106	8,328	3,615
Repurchase, securities lending and similar agreements		40,134	56	40,078	40,158	21	(101)
Total liabilities		90,827	11,701	79,126	67,264	8,349	3,514

December 2016 (Millions of euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Consolidated Balance Sheets (B)	Net Amount Presented in the Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	59,374	13,587	45,788	32,146	6,571	7,070
Reverse repurchase, securities borrowing and similar agreements		25,833	2,912	22,921	23,080	174	(333)
Total Assets		85,208	16,499	68,709	55,226	6,745	6,738

Trading and hedging derivatives	10, 15	59,545	14,080	45,465	32,146	7,272	6,047
Repurchase, securities lending and similar agreements		49,474	2,912	46,562	47,915	176	(1,529)
Total liabilities		109,019	16,991	92,027	80,061	7,448	4,518

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

As first core element, the Bank's target in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resistance in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a level of requirement for compliance with the LCR ratio both for the Group as a whole and for each of the Liquidity Management Units (LMUs) individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

LCR ratio in Europe was applicable as from October 1, 2015. With an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout the year 2018, LCR level at BBVA Group has been above 100%. As of December 31, 2018, the LCR ratio at Group level is 127%.

Although this regulatory requirement is mandatory at a Group level and Eurozone banks, all subsidiaries are above this minimum. In any case, it should be noted that liquidity excesses in subsidiaries are not deemed transferable when calculating the consolidated ratio. Taking into account the impact of these High Quality Liquid Assets excluded, LCR ratio would be 154%, which is +27% above the Group’s LCR.

LCR main LMU
	December 2018	December 2017
Group	127%	128%
Eurozone	145%	151%
Bancomer	154%	148%
Compass(*)	143%	144%
Garanti	209%	134%

(*)  Compass LCR calculated according to local regulation (Fed Modified LCR).

The LtSCD measures the relation between the net loans credit investment and stable customer deposits. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

Stable customer deposits are defined as the customer funds captured and managed by business units among their target customers. These funds usually show little sensitivity to market changes and are largely non-volatile in terms of aggregate amounts per transaction, thanks to customer linkage to the unit. Stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing an established relationship and applying bigger haircuts to the funding lines of less stable customers. The main base of stable funds is composed of deposits by retail individual customers and small businesses.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The behavior of the indicators reflects that the funding structure remained robust in 2018, 2017 and 2016, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

LtSCD by LMU
	December 2018	December 2017	December 2016
Group (average)	106%	110%	113%
Eurozone	101%	108%	113%
Bancomer	114%	109%	113%
Compass	119%	109%	108%
Garanti	110%	122%	124%
Other LMUs	99%	108%	107%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term funding comprising both wholesale funding as well as funds from less stable non-retail customers. Regarding long-term funding, the maturity profile does not show significant concentrations, which enables adaptation of the anticipated issuance schedule to the best financial conditions of the markets. Finally, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both per counterparty and per instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms to one year, with special relevance being given to 30 and 90-day maturities.

Each entity maintains an individual liquidity buffer, both Banco Bilbao Vizcaya Argentaria, S.A. and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2018 and 2017 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

December 2018 (Millions of euros)
	BBVA Eurozone	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and withdrawable central bank reserves	26,506	7,666	1,667	7,633	6,677
Level 1 tradable assets	29,938	4,995	10,490	6,502	3,652
Level 2A tradable assets	449	409	510	-	-
Level 2B tradable assets	4,040	33	-	-	-
Other tradable assets	5,661	1,372	1,043	499	617
Non tradable assets eligible for central banks	-	-	2,314	-	-
Cumulated Counterbalancing Capacity	66,594	14,475	16,024	14,634	10,946

December 2017 (Millions of euros)
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and withdrawable central bank reserves	15,634	8,649	2,150	6,692	6,083
Level 1 tradable assets	38,954	3,805	9,028	5,705	6,141
Level 2A tradable assets	386	418	753	-	10
Level 2B tradable assets	4,995	69	-	-	21
Other tradable assets	6,734	1,703	1,252	962	1,573
Non tradable assets eligible for central banks	-	-	2,800	-	-
Cumulated Counterbalancing Capacity	66,703	14,644	15,983	13,359	13,828

(1)  Includes Spain, Portugal and Rest of Eurasia.

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

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2018, 2017 and 2016:

December 2018. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,550	40,599	-	-	-	-	-	-	-	-	50,149
Deposits in credit entities	801	3,211	216	141	83	152	133	178	27	1,269	6,211
Deposits in other financial institutions	1	1,408	750	664	647	375	1,724	896	1,286	2,764	10,515
Reverse repo, securities borrowing and margin lending	-	21,266	1,655	1,158	805	498	205	1,352	390	210	27,539
Loans and Advances	132	19,825	25,939	23,265	15,347	16,433	42,100	32,336	53,386	120,571	349,334
Securities' portfolio settlement	-	1,875	4,379	5,990	2,148	6,823	8,592	12,423	11,533	42,738	96,501

December 2018. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	1	2,678	1,652	2,160	2,425	2,736	7,225	8,578	16,040	26,363	69,858
Deposits in financial institutions	7,107	5,599	751	1,992	377	1,240	1,149	229	196	904	19,544
Deposits in other financial institutions and international agencies	10,680	4,327	1,580	458	302	309	781	304	825	1,692	21,258
Customer deposits	252,630	44,866	18,514	10,625	6,217	7,345	5,667	2,137	1,207	1,310	350,518
Security pledge funding	40	46,489	2,219	2,274	114	97	22,911	526	218	1,627	76,515
Derivatives, net	-	(75)	(523)	(68)	(5)	(117)	498	(91)	(67)	(392)	(840)

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8,179	31,029	-	-	-	-	-	-	-	-	39,208
Deposits in credit entities	252	4,391	181	169	120	122	116	112	157	1,868	7,488
Deposits in other financial institutions	1	939	758	796	628	447	1,029	681	806	1,975	8,060
Reverse repo, securities borrowing and margin lending	18,979	2,689	1,921	541	426	815	30	727	226	-	26,354
Loans and Advances	267	21,203	26,323	23,606	15,380	17,516	43,973	35,383	50,809	123,568	358,028
Securities' portfolio settlement	1	1,579	4,159	4,423	2,380	13,391	5,789	11,289	12,070	44,666	99,747

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	-	3,648	4,209	4,238	1,227	2,456	5,772	6,432	18,391	30,162	76,535
Deposits in financial institutions	6,831	5,863	1,082	2,335	392	1,714	930	765	171	1,429	21,512
Deposits in other financial institutions and international agencies	10,700	4,827	3,290	1,959	554	1,328	963	286	355	1,045	25,307
Customer deposits	233,068	45,171	18,616	11,428	8,711	10,368	7,607	2,612	1,833	2,034	341,448
Security pledge funding	-	35,502	2,284	1,405	396	973	64	23,009	338	1,697	65,668
Derivatives, net	-	(18)	(110)	(116)	(135)	(117)	(336)	(91)	(106)	(419)	(1,448)

December 2016. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	23,191	13,825	-	-	-	-	-	-	-	-	37,016
Deposits in credit entities	991	4,068	254	155	48	72	117	87	122	4,087	10,002
Deposits in other financial institutions	1	1,192	967	675	714	532	1,330	918	942	336	7,608
Reverse repo, securities borrowing and margin lending	-	20,232	544	523	-	428	500	286	124	189	22,826
Loans and Advances	591	20,272	25,990	22,318	16,212	15,613	44,956	35,093	55,561	133,589	370,195
Securities' portfolio settlement	-	708	3,566	3,688	2,301	4,312	19,320	10,010	16,662	51,472	112,039

December 2016. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	419	7,380	2,943	5,547	3,463	5,967	7,825	5,963	14,016	31,875	85,397
Deposits in financial institutions	6,762	5,365	1,181	2,104	800	2,176	746	1,156	859	3,714	24,862
Deposits in other financial institutions and international agencies	15,375	6,542	8,624	3,382	2,566	1,897	1,340	686	875	2,825	44,114
Customer deposits	206,140	49,053	25,522	15,736	11,863	11,343	8,619	5,060	781	936	335,052
Security pledge funding	-	38,153	3,561	1,403	1,004	912	1,281	640	23,959	1,712	72,626
Derivatives, net	-	(2,123)	(95)	(190)	(111)	(326)	(132)	(82)	(105)	(47)	(3,210)

The matrix shows the retail nature of the funding structure, with a loan portfolio being mostly funded by customer deposits (66%). On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes, it is estimated that 78% have a maturity of more than 5 years.

In the Euro Liquidity Management Unit (LMU), solid liquidity and funding situation, where activity has continued to generate liquidity through the decrease of Credit Gap. In addition, during 2018 the Euro LMU made 3 issues in the public market for €3,500 million; Senior Non Preferred (“SNP”) at 5 years for €1,500 million, Green bond SNP at 7 years for €1,000 million and AT1 for €1,000 million, which have allowed it to obtain long-term funding at favorable price conditions. These public operations have been complemented by a private issue T2 for USD 300 million.

In Mexico, sound liquidity position despite the market volatility, the Credit Gap has increased in 2018 due to a minor increase in deposits mainly because of the outflows of non-profitable USD deposits. During the financial year 2018, BBVA Bancomer made a local Tier II issuance on international markets for USD 1,000 million as well as an issuance on the local market for 7,000 million of Mexican pesos in 2 tranches: at 3 and 5 years, being the 3 years tranche the first Green Bond issued by a private bank.

In the United States, the containment of the cost of liabilities has led to a slightly increase in the credit gap. During the financial year 2018, BBVA Compass successfully issued 3 year senior debt for USD 1,150 million.

In Turkey an adequate liquidity situation is maintained, after having been affected by the currency volatility at the beginning of the second semester. Despite this, Garanti showed a good performance with the roll-over of the 2018 maturities of corporate funding. The main operations during the year were two syndicated loans for USD 2,300 million, the first Green Bond at 6 years for USD 75 million and future flows securitization (Diversified Payment Rights) for USD 375 million at 7 years.

Argentina was affected by the market volatility but no relevant impact on the liquidity situation of the entity has been noted. BBVA Francés maintains a solid liquidity situation distinguished by a major volume of cash reserves.

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

7.5.2   Asset encumbrance

As of December 31, 2018, 2017 and 2016, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

December 2018 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Assets
Equity instruments	1,864	1,864	6,485	6,485
Debt Securities	31,157	32,216	82,209	82,209
Loans and Advances and other assets	74,928		478,880

December 2017 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Assets
Equity instruments	2,297	2,297	9,616	9,616
Debt Securities	28,700	29,798	84,391	84,391
Loans and Advances and other assets	79,604		485,451

December 2016 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Assets
Equity instruments	2,214	2,214	9,022	9,022
Debt Securities	40,114	39,972	90,679	90,679
Loans and Advances and other assets	94,718		495,109

The committed value of "Loans and Advances and other assets" corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments correspond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative transactions is also included as committed assets.

As of December 31, 2018, 2017 and 2016, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

December 2018. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	27,474	5,633	319
Equity instruments	89	82	-
Debt securities	27,385	5,542	300
Loans and Advances and other assets	-	8	19
Own debt securities issued other than own covered bonds or ABSs	78	87	-

December 2017. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	23,881	9,630	201
Equity instruments	103	5	-
Debt securities	23,715	9,619	121
Loans and Advances and other assets	63	6	80
Own debt securities issued other than own covered bonds or ABSs	3	161	-

December 2016. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	19,921	10,039	173
Equity instruments	58	59	-
Debt securities	19,863	8,230	28
Loans and Advances and other assets	-	1,750	144
Own debt securities issued other than own covered bonds or ABSs	5	-	-

The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.

As of December 31, 2018, 2017 and 2016, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

December 2018. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	113,498	131,172
Derivatives	8,972	11,036
Loans and Advances	85,989	97,361
Outstanding subordinated debt	18,538	22,775
Other sources	3,972	4,330

December 2017. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	118,704	133,312
Derivatives	11,843	11,103
Loans and Advances	87,484	98,478
Outstanding subordinated debt	19,377	23,732
Other sources	305	1,028

December 2016. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	134,387	153,632
Derivatives	9,304	9,794
Loans and Advances	96,137	108,268
Outstanding subordinated debt	28,946	35,569
Other sources	-	2,594

7.6    Operational Risk

BBVA defines operational risk (“OR”) as any risk that could result in losses caused by human errors, inadequate or faulty internal processes, misconduct with clients or in the markets, failures, disruptions or deficiencies of systems or communications, inadequate data management, legal risks and, lastly, from external events, including cyberattacks, frauds committed by third parties, disasters and an unsatisfactory service provided by suppliers.

Operational risk management is oriented towards the identification of the root causes to avoid their occurrence and mitigate possible consequences. This is carried out through the establishment of mitigation plans and control frameworks aimed at minimizing resulting losses and their impact on the recurrent generation of income and the profit of the Group. Operational risk management is integrated into the global risk management structure of the BBVA Group.

This section addresses general aspects of operational risk management as the main component of non-financial risks. However, sections devoted to conduct and compliance risk and to cybersecurity risk management are also included in this report.

Operational Risk Management Principles

The BBVA Group is committed to preferably applying advanced operational risk management models, regardless of the capital calculation regulatory model applicable at the time. Operational risk management at the BBVA Group shall:

•          Be in line with the Risk Appetite Framework approved by BBVA's Board of Directors.

•          Meet BBVA’s management needs arising from compliance with rules, regulation, industry standards and from decisions or positions taken by the governing bodies of the Group.

•          Predict potential operational risks to which the Group shall be exposed as a result of the emergence or changes on new products, activities, processes or systems and services procurement or outsourcing decisions; and establish mechanisms to achieve a reasonable assessment and mitigation before implementation, in addition to a regular review on all existing processes.

•          Establish methodologies, procedures and indicators to regularly reassess the relevant operational risks to which the Group is exposed to implement the most appropriate mitigation measures in each case, once the identified risk and the mitigation cost have been considered (cost-benefit analysis) and preserving the solvency of the Group at all times.

•          Seek the causes behind the operational events suffered by the Group and establish the appropriate redressing measures (always considering the cost-benefit analysis). To that end, procedures for analyzing operational events must be in place, in addition to mechanisms to capture the potential operational losses resulting from those events.

•          Analyze the public events with significant operational risk in other entities and to promote, if applicable, the implementation of the appropriate measures to avoid its occurrence in the Group.

•          Identify, analyze and try to quantify events with a low probability of occurrence and a high impact that, due to their exceptional nature, may not be included in the loss database or, if included, with not highly representative impacts, in order to assess possible mitigation measures.

•          Have an effective governance on which the functions and responsibilities of the Areas and Bodies intervening in OR management are clearly defined.

Irrespective of the implementation of all the possible measures and controls designed to avoid or mitigate the frequency and severity of OR events, BBVA ensures at all times the capital required to face potential expected or unexpected losses.

Operational risk control and management model

The operational risk management cycle at BBVA is similar to the one implemented for the rest of risks. Its elements are:

Planning

Operational risk forms part of the risk appetite framework of the Group and includes three types of metrics:

•          Economic capital calculated with the operational losses database of the Group and the industry, considering the corresponding diversification effects and the additional estimation of potential and emerging risks through stress scenarios designed for the main types of risks. The economic capital is regularly calculated for the main banks of the group and simulation capabilities are available to anticipate the impact of changes on the risk profile or new potential events.

•          IRO metrics (operational risk losses vs. gross income) broken down by geography, business area and type of risk.

•          In addition, work is in progress on the implementation in the entire group of a common and more granular scheme of metrics that covers the main types of operational risks.

Operational risk admission

The main purposes of the operational risk admission phase are the following:

•          Anticipate potential operational risks to which the Group would be exposed with the emergence of new initiatives (new business, product, outsourcing, process transformation, new systems, etc.) or changes in those initiatives in place.

•          Ensure that the implementation is carried out once the appropriate mitigation measures have been adopted, among others risk insurance, where appropriate.

The Corporate Policy on Operational Risk Management and Control sets out the specific operational risk admission framework through different committees, at a corporate and Business Area level, that follow a delegation structure based on the risk level of proposed initiatives.

Operational risk monitoring

The purpose of this phase is to check that the target operational risk profile of the group is within the authorized limits. Operational risk monitoring considers 2 scopes:

•          Monitoring the operational risk admission process, oriented towards checking that accepted risks levels are within the limits and that defined controls are effective.

•          Monitoring the operational risk “stock” linked to the processes, in order to carry out a regular reassessment to confirm that residual risks and target risk are reasonably aligned and, if not, to implement action plans to redress gaps to the desired level.

This process is supported by a corporate Governance, Risk & Compliance tool that monitors OR at a local level and its aggregation at a corporate level.

In addition, and in line with the best practices and recommendations provided by the BIS, BBVA has procedures to collect the operational losses occurred in the different entities of the Group and in other financial groups, with the appropriate level of detail to carry out an effective analysis that provides useful information for management purposes. To that end, a corporate tool implemented in all the countries of the Group is used.

Operational risk mitigation

Several cross-sectional operational risk plans have been promoted over the last two years for the entire BBVA Group to encourage a forward-looking management of these risks. To that end, focuses have been identified from events, self-assessments and recommendations from auditors and supervisors in different geographies, both in the Group and the industry, thereby analyzing the best practices and fostering comprehensive action plans to strengthen and standardize the control environment.

One of the core plans is outsourcing management, which is an increasingly important subject in the Group, the industry and the regulatory environment. Some of the different initiatives launched under this scheme are summarized below:

•          Strengthening the admission process of these initiatives and their control and monitoring frameworks.

•          New internal regulation comprising the best practices of the industry.

•          Integration in the 3 lines of defense control model: roles and responsibilities in each phase of its life cycle.

•          Risk management of the service and the supplier.

•          Review of its governance process, which is included in operational risk governance, and escalation criteria.

•          Adaptation of the management tool to the new requirements.

•          Internal communication process and training between outsourcing units and senior management, including these issues on the agenda of the main control committees of the Group.

This plan will still be promoted in the year 2019 with a focus on a review of the most significant outsourcing stock.

Governance of Non-financial risks

The non-financial risks governance model at the BBVA Group is based on two components:

•          The three lines of defense control model, in accordance with the best practices of the industry and through which compliance with the most advanced standards in terms of operational risk internal control is ensured.

•          Scheme of Corporate Assurance Committees and Operational Risk and Internal Control Committees at the level of the different business areas.

Corporate Assurance establishes a structure of corporate and local committees that provides Senior Management with a comprehensive and consistent view of the most relevant non-financial risks. The purpose is to ensure a forward-looking and prompt decision-making process for the mitigation or taking of the major risks both at a local level and at the level of the consolidated Group.

In addition, the Non-Financial Risks unit periodically reports the Risk Committee of the Board on the situation of non-financial risks management in the Group.

7.7    Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive risk concentrations at the individual, sector and portfolio levels, BBVA Group maintains updated maximum permitted risk concentration indices which are tied to the various observable variables related to concentration risk.

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

Risk related to the developer and Real-Estate sector in Spain

The relative weight of the investment in Real Estate developments has dramatically decreased during the last years, especially since 2014. A corporate sales policy has been rolled out to eliminate those real estate assets from the balance sheet which have been most difficult to be commercialized. The sales of 80% of the Group’s share in Divarian and of other performing and NPL wholesale portfolios to Funds and specialized investors have been some of the most relevant transactions (see Note 3).

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

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio within a sector is highly cyclic.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant.

The monitoring of the work, the sales and the legal situation of the project are essential aspects for the admission and follow-up of new real estate operations. With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Valuation, Legal, Research and Recoveries. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth. Additionally, very restrictive limits have been established for the second-home market and for the of land operations. Feasibility studies, at project level, are performed by doing a contrast analysis in the pre-commercialization phase, with an appropriate funding cycle and in locations with low commercialization risk.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects. This implies a comparison of the progress of the work and the sales, including a scoreboard which enables the persons in charge to detect timely any deviation from the project’s initial plan.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, improved collateral and rate review (repricing. Since 2013, there are no threats of new defaults in the portfolio

Proper management of the relationship with each customer requires knowledge of various aspects such as an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

The volume of restructurings during the last period has been very low, being close to 0.

Policies applied in the management of real estate assets in Spain

Regarding the financing of real estate, a new regulation has been updated in 2018 in which recommendations for the promotion of residential real estate are established.

The recommendations represent guidelines about how to manage the credit admission activity of BBVA Group entities based on best practices of markets in which this activity is performed. It is expected that a high percentage of the current transactions will be in compliance with the latter.

The guidelines apply to new transactions with clients which are not classified as impaired or Watchlist (WL1 or WL2).

The policies deriving from the guidelines foresee a prudential intervention in a market which has changed its cycle in almost all of the geographies and which is showing a more sustainable behavior in terms of demography, employment and economic and investment capacities.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix IX.

8.    Fair Value of financial instruments

Framework and processes control

As part of the process established in the Group for determining the fair value in order to ensure that financial assets and liabilities are properly valued, BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business (see Note 7) are members of these committees.

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the Group and using models that have been validated and approved by the responsible areas.

Fair value hierarchy

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

The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:

•          Level 1: Valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.

•          Level 2: Valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.

•          Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2018, the affected instruments at fair value accounted for approximately 0.56% of financial assets and 0.46% of the Group’s financial liabilities recorded at fair value. Model selection and validation is undertaken by control areas outside the business areas.

8.1   Fair value of financial instrument

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

Fair Value and Carrying Amount (Millions of euros)
		2018
	Notes	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	58,196	58,196
Financial assets held for trading	10	90,117	90,117
Non-trading financial assets mandatorily at fair value through profit or loss	11	5,135	5,135
Financial assets designated at fair value through profit or loss	12	1,313	1,313
Financial assets at fair value through other comprehensive income	13	56,337	56,337
Financial assets at amortized cost	14	419,660	419,857
Hedging derivatives	15	2,892	2,892
LIABILITIES
Financial liabilities held for trading	10	80,774	80,774
Financial liabilities designated at fair value through profit or loss	12	6,993	6,993
Financial liabilities at amortized cost	22	509,185	510,300
Hedging derivatives	15	2,680	2,680

Fair Value and Carrying Amount (Millions of euros)
		2017		2016
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	42,680	42,680	40,039	40,039
Financial assets held for trading	10	64,695	64,695	74,950	74,950
Financial assets designated at fair value through profit or loss	12	2,709	2,709	2,062	2,062
Available-for-sale financial assets		69,476	69,476	79,221	79,221
Loans and receivables		431,521	438,991	465,977	468,844
Held-to-maturity investments		13,754	13,865	17,696	17,619
Derivatives – Hedge accounting	15	2,485	2,485	2,833	2,833
LIABILITIES
Financial liabilities held for trading	10	46,182	46,182	54,675	54,675
Financial liabilities designated at fair value through profit or loss	12	2,222	2,222	2,338	2,338
Financial liabilities at amortized cost	22	543,713	544,604	589,210	594,190
Derivatives – Hedge accounting	15	2,880	2,880	2,347	2,347

2017 and 2016 are presented separately due to the implementation of IFRS 9.

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at amortized cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1 Fair value of financial instrument recognized at fair value, according to valuation criteria

Below are the different elements used in the valuation technique of financial instruments.

Active Market

BBVA considers active market as “a market that allows the observation of bid and offer prices representative of the levels to which the market participants are willing to negotiate an asset, with sufficient frequency and volume”.

By default, BBVA would consider all internally approved “Organized Markets” as active markets, without considering this an unchangeable list.

Furthermore, BBVA would consider as traded in an “Organized Market” quotations for assets or liabilities from OTC markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.

The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

Fair Value of financial Instruments by Levels (Millions of euros)
		2018
	Notes	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	26,730	62,983	404
Loans and advances to customers		47	28,642	60
Debt securities		17,884	7,494	199
Equity instruments		5,194	-	60
Derivatives		3,605	26,846	85
Non-trading financial assets mandatorily at fair value through profit or loss	11	3,127	78	1,929
Loans and advances		25	-	1,778
Debt securities		90	71	76
Equity instruments		3,012	8	75
Financial assets designated at fair value through profit or loss	12	1,313	-	-
Loans and advances		-	-	-
Debt securities		1,313	-	-
Equity instruments		-	-	-
Financial assets at fair value through other comprehensive income	13	45,824	9,323	1,190
Loans and advances		33	-	-
Debt securities		43,788	9,211	711
Equity instruments		2,003	113	479
Hedging derivatives	15	7	2,882	3
LIABILITIES-
Financial liabilities held for trading	10	22,932	57,573	269
Deposits		7,989	29,945	-
Trading derivatives		3,919	27,628	267
Other financial liabilities		11,024	-	1
Financial liabilities designated at fair value through profit or loss	12	-	4,478	2,515
Customer deposits		-	976	-
Debt certificates		-	2,858	-
Other financial liabilities		-	643	2,515
Derivatives – Hedge accounting	15	223	2,454	3

Fair Value of financial Instruments by Levels (Millions of euros)
		2017			2016
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	29,057	35,349	289	32,544	42,221	184
Loans and advances to customers		-	56	-	-	154	-
Debt securities		21,107	1,444	22	26,720	418	28
Equity instruments		6,688	33	80	4,570	9	96
Derivatives		1,262	33,815	187	1,254	41,640	60
Financial assets designated at fair value through profit or loss	11	2,061	648	-	2,062	-	-
Loans and advances to customers		-	648	-	-	-	-
Loans and advances to credit institutions		-	-	-	-	-	-
Debt securities		174	-	-	142	-	-
Equity instruments		1,888	-	-	1,920	-	-
Available-for-sale financial assets		57,381	11,082	544	62,125	15,894	637
Debt securities		54,850	10,948	454	58,372	15,779	429
Equity instruments		2,531	134	90	3,753	115	208
Hedging derivatives	15	-	2,483	2	41	2,792	-
LIABILITIES-
Financial liabilities held for trading	10	11,191	34,866	125	12,502	42,120	53
Derivatives		1,183	34,866	119	952	42,120	47
Short positions		10,008	-	6	11,550	-	6
Financial liabilities designated at fair value through profit or loss	12	-	2,222	-	-	2,338	-
Derivatives – Hedge accounting	15	274	2,606	-	94	2,189	64

The years 2017 and 2016 are presented separately due to the implementation of IFRS 9.

Financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in “bolivares fuertes” are classified under Level 3 in the above tables (see Note 2.2.20).

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2018:

Fair Value of financial Instruments by Levels. December 2018 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	62,983	404
Loans and advances	28,642	60	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Recovery rates
Debt securities	7,494	199	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	-	60	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Derivatives	26,846	85
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Non-trading financial assets mandatorily at fair value through profit or loss	78	1,929
Loans and advances	-	1,778	Present-value method (Discounted future cash flows) Specific criteria for the liquidation of losses established by the EPA protocol		- Prepayment rates - Issuer credit risk - Recovery rates - PD and LGD
Debt securities	71	76	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	8	75	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Financial assets at fair value through other comprehensive income	9,323	1,190
Debt securities	9,211	711	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	113	479	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	2,882	3
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Fair Value of financial Instruments by Levels. December 2018 (Millions of euros)
			Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	57,573	269
Deposits	29,945	-
Derivatives	27,628	267
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Short positions	-	1	Present-value method (Discounted future cash flows)		- Correlation default - Credit spread - Recovery rates - Interest rate yield
Financial liabilities designated at fair value through profit or loss	4,478	2,515	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,454	3
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

Main valuation techniques

The main techniques used for the assessment of the majority of the financial instruments classified in Level 3, and its main unobservable inputs, are described below:

•          The net present value (net present value method): This technique uses the future cash flows of each debt security, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:

- Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

- Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

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

•          Black Scholes: The Black Scholes model postulates log-normal distribution for the prices of securities, so that the expected return under the risk neutral measure is the risk free interest rate. Under this assumption, the price of vanilla options can be obtained analytically, so that inverting the Black- Scholes formula, the implied volatility for process of the price can be calculated.

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

•          Local Volatility: In the local volatility models of the volatility, instead of being static, evolves over time according to the level of moneyness of the underlying, capturing the existence of smiles. These models are appropriate for pricing path dependent options when use Monte Carlo simulation technique is used.

Adjustments to the valuation for risk of default

Under IFRS 13 the credit risk valuation adjustments must be considered in the classification of assets and liabilities within fair value hierarchy, because of the absence of observables data of probabilities of default used in the calculation.

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

The amounts recognized in the consolidated balance sheet as of December 31, 2018 and 2017 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) was €-163 million and €-153 million respectively, and the valuation adjustments to the derivative liabilities as “Debit Valuation Adjustment” (DVA) was €214 million and €138 million respectively . The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as for the years ended 2018 and 2017 corresponding to the mentioned adjustments was a net impact of €-24 million and €-23 million respectively. Additionally, as of December 31, 2018, €-12 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet.

Unobservable inputs

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2018:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units

Debt Securities	Net Present Value	Credit Spread	37	152.22	385.00	b.p.
		Recovery Rate	0.00%	32.06%	40.00%	%
	Comparable pricing		1.00%	88.00%	275.00%	%
Equity instruments	Net Asset Value
	Comparable pricing
Credit Option	Gaussian Copula	Correlation Default	0.00%	37.98%	60.26%	%
Corporate Bond Option	Black 76	Price Volatility	-	-	-	vegas
Equity OTC Option	Heston	Forward Volatility Skew	47.05	47.05	47.05	Vegas
	Local Volatility	Dividends
		Volatility	13.79	27.24	65.02	vegas
FX OTC Options	Black Scholes/Local Vol	Volatility	5.05	7.73	9.71	vegas
Interest Rate Option	Libor Market Model	Beta	0.25	9.00	18.00%
		Correlation Rate/Credit	(100)	-	100%
		Credit Default Volatility	-	-	-	Vegas

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets during 2018, 2017 and 2016, are as follows:

Financial Assets Level 3: Changes in the Period (Millions of euros)
	2018		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	835	125	822	116	463	182
Group incorporations	-	-	-	-	-	-
Changes in fair value recognized in profit and loss (*)	(167)	(95)	(24)	(21)	33	(86)
Changes in fair value not recognized in profit and loss	(4)	-	(45)	-	(81)	(3)
Acquisitions, disposals and liquidations (**)	2,102	2,710	32	320	438	(25)
Net transfers to Level 3	761	47	106	(39)	16	-
Exchange differences and others	-	-	(55)	(250)	(47)	49
Balance at the end	3,527	2,787	835	125	822	116

(*)  Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2018, 2017 and 2016. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities, net”.

(**) Of which, in 2018, the assets roll forward is comprised of €2,400 million of acquisitions, €254 millions of disposals and €44 millions of liquidations. The liabilities roll forward is comprised of €2,716 million of acquisitions and €5 millions of liquidations.

As of December 31, 2018, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with BBVA Group, has established the rules for a proper financials instruments held for trading classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the year ended December 31, 2018 are recorded at the following amounts in the accompanying consolidated balance sheets as of December 31, 2018:

Transfer Between Levels. December 2018 (Millions of euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		1,171	2	2	6	-	2
Non-trading financial assets mandatorily at fair value through profit or loss		-	-	9	67	-	24
Financial assets at fair value through other comprehensive income		134	72	-	515	-	-
Derivatives		-	-	-	52	118	49
Total		1,305	74	11	641	118	75
LIABILITIES-
Financial liabilities held for trading		-	-	-	138	-	37
Total		-	-	-	138	-	37

The amount of financial instruments that were transferred between levels of valuation for the year ended December 31, 2018 is not material relative to the total portfolios, and corresponds to the above changes in the classification between levels these financial instruments modified some of their features, specifically:

•          Transfers between Levels 1 and 2 represent mainly debt and equity instruments, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).

•          Transfers from Level 2 to Level 3 are mainly due to derivative transactions.

•          Transfers from Level 3 to Level 2 generally affect derivative and debt instruments transactions, for which inputs observable in the market have been obtained.

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

As of December 31, 2018, the effect on profit for the period and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial Assets Level 3: Sensitivity Analysis (Millions of euros)
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	6	(13)	-	-
Loans and Advances	-	-	-	-
Debt securities	2	(3)	-	-
Equity instruments	3	(9)	-	-
Derivatives	1	(1)	-	-
Non-trading financial assets mandatorily at fair value through profit or loss	291	(181)	-	-
Loans and Advances	285	(161)	-	-
Debt securities	3	(12)	-	-
Equity instruments	3	(8)	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	1	(1)
LIABILITIES
Financial liabilities held for trading	1	(1)	1	(1)
Total	297	(194)	1	(1)

8.2   Fair value of financial instruments carried at cost

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost as of December 31, 2018, are presented below:

Financial assets

•        Cash, balances at central banks and other demand deposits / loans to central banks / short-term loans to credit institutions / Repurchase agreements: in general, their fair value is assimilated to their book value, due to the nature of the counterparty and because they are mainly short-term balances in which the book value is the most reasonable estimation of the value of the asset.

•        Loans to credit institutions which are not short-term and loans to customers: In general, the fair value of these financial assets is determined by the discount of expected future cash flows, using market interest rates at the time of valuation adjusted by the credit spread and taking all kind of behavior hypothesis if it is considered to be relevant (prepayment fees, optionality, etc.).

•        Debt securities: Fair value estimated based on the available market price or by using internal valuation methodologies.

Financial liabilities

•        Deposits from central banks: for recurrent liquidity auctions and other monetary policy instruments of central banks, / short-term deposits from credit institutions / repurchase agreements / short-term customer deposits:  their book value is considered to be the best estimation of their fair value.

•        Deposits of credit institutions which are not short-term and term customer deposits: these deposits will be valued by discounting future cash flows using the interest rate curve in effect at the time of the adjustment adjusted by the credit spread and incorporating any behavioral assumptions if this proves relevant (early repayments , optionalities, etc.).

•        Debt certificate (Issuances): The fair value estimation of these liabilities depend on the availability of market prices or by using the present value method: discount of future cash flows, using market interest rates at valuation time and taking into account the credit spread.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2018, 2017 and 2016, broken down according to the method of valuation used for the estimation:

Fair Value of financial Instruments at amortized cost by Levels (Millions of euros)
		2018
	Notes	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	58,024	-	172
Financial assets at amortized cost	14	21,419	204,619	193,819
LIABILITIES
Financial liabilities at amortized cost	22	58,225	269,128	182,948

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2018:

Fair Value of financial Instruments at amortized cost by valuation technique. December 2018 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Main inputs used

ASSETS
Financial assets at amortized cost	204,619	193,819
Central Banks	-	1	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	4,934	4,291	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	190,666	183,645	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Debt securities	9,019	5,881	Present-value method (Discounted future cash flows)	- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	269,128	182,948
Central Banks	196	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	22,281	9,852	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to customers	240,547	135,270	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Debt securities	6,104	25,096	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Other financial liabilities	-	12,730	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield

Equity instruments at cost

Until 2017, there were equity instruments and discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be estimated in a sufficiently reliable manner for the amount of €469 and €565 million, as of December 31, 2017 and 2016, respectively.

9.   Cash, cash balances at central banks and other demands deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demands deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of euros)
	2018	2017	2016
Cash on hand	6,346	6,220	7,413
Cash balances at central banks	43,880	31,718	28,671
Other demand deposits	7,970	4,742	3,955
Total	58,196	42,680	40,039

10.    Financial assets and liabilities held for trading

10.1   Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial Assets and Liabilities Held-for-Trading (Millions of euros)
	Notes	2018	2017	2016
ASSETS
Derivatives		30,536	35,265	42,955
Debt securities	7.3.2	25,577	22,573	27,166
Loans and advances	7.3.2	28,750	56	154
Equity instruments	7.3.2	5,254	6,801	4,675
Total Assets		90,117	64,695	74,950
LIABILITIES
Derivatives		31,815	36,169	43,118
Short positions		11,025	10,013	11,556
Deposits		37,934
Total Liabilities		80,774	46,182	54,675

As of December 31, 2018 “Short positions” include €10,255 million held with General governments.

10.2   Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Debt securities by issuer (Millions of euros)
	2018	2017	2016
Issued by Central Banks	1,001	1,371	544
Issued by public administrations	22,950	19,344	23,621
Issued by financial institutions	790	816	1,652
Other debt securities	836	1,041	1,349
Total	25,577	22,573	27,166

10.3   Loans and advances

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Loans and advances (Millions of euros)
	Notes	2018	2017	2016
Loans and advances to central banks		2,163	-	-
Reverse repurchase agreements	35	2,163	-	-
Loans and advances to credit institutions		14,566	-	-
Reverse repurchase agreements	35	13,305	-	-
Loans and advances to customers		12,021	56	154
Reverse repurchase agreements	35	11,794	-	-
Total		28,750	56	154

10.4   Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Equity instruments by Issuer (Millions of euros)
	2018	2017	2016
Shares of Spanish companies
Credit institutions	576	617	781
Other sectors	536	603	956
Subtotal	1,112	1,220	1,737
Shares of foreign companies
Credit institutions	304	345	220
Other sectors	3,838	5,236	2,718
Subtotal	4,142	5,581	2,939
Total	5,254	6,801	4,675

10.5   Deposits

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Liabilities Held-for-Trading. Deposits (Millions of euros)
	Notes	2018	2017	2016
Deposits from central banks (*)		10,511
Repurchase agreement	35	10,511
Deposits from credit institutions (*)		15,687
Repurchase agreement	35	14,839
Deposits from customers (*)		11,736
Repurchase agreement	35	11,466
Total		37,934

10.6   Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2018, 2017 and 2016, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions, and are related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk / by product or by type of market - December 2018 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	19,147	18,769	2,929,371
OTC options	1,940	2,413	207,107
OTC other	17,206	16,356	2,702,909
Organized market options	-	-	6,092
Organized market other	-	-	13,263
Equity	2,799	2,956	114,184
OTC options	400	341	32,906
OTC other	230	123	6,693
Organized market options	2,168	2,492	72,062
Organized market other	-	-	2,524
Foreign exchange and gold	8,355	9,693	432,283
OTC options	226	309	21,293
OTC other	8,118	9,329	405,659
Organized market options	-	1	45
Organized market other	11	54	5,286
Credit	232	393	25,452
Credit default swap	228	248	22,791
Credit spread option	2	-	500
Total return swap	2	145	2,161
Other	-	-	-
Commodities	3	3	67
Other	-	-	-
DERIVATIVES	30,536	31,815	3,501,358
of which: OTC - credit institutions	16,979	18,729	897,384
of which: OTC - other financial corporations	7,372	7,758	2,355,784
of which: OTC - other	4,005	2,780	148,917

Derivatives by type of risk / by product or by type of market - December 2017 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	22,606	22,546	2,152,490
OTC options	2,429	2,581	212,554
OTC other	20,177	19,965	1,916,920
Organized market options	-	-	600
Organized market other	-	-	22,416
Equity	1,778	2,336	95,573
OTC options	495	1,118	34,140
OTC other	83	90	8,158
Organized market options	1,200	1,129	48,644
Organized market other	-	-	4,631
Foreign exchange and gold	10,371	10,729	380,404
OTC options	245	258	24,447
OTC other	10,092	10,430	348,857
Organized market options	-	3	104
Organized market other	34	37	6,997
Credit	489	517	30,181
Credit default swap	480	507	27,942
Credit spread option	-	-	200
Total return swap	9	9	2,039
Other	-	-	-
Commodities	3	3	36
Other	18	38	561
DERIVATIVES	35,265	36,169	2,659,246
of which: OTC - credit institutions	21,016	22,804	898,209
of which: OTC - other financial corporations	8,695	9,207	1,548,919
of which: OTC - other	4,316	2,986	128,722

Derivatives by type of risk / by product or by type of market - December 2016 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	25,770	25,322	1,556,150
OTC options	3,331	3,428	217,958
OTC other	22,339	21,792	1,296,183
Organized market options	1	-	1,311
Organized market other	100	102	40,698
Equity	2,032	2,252	90,655
OTC options	718	1,224	44,837
OTC other	109	91	5,312
Organized market options	1,205	937	36,795
Organized market other	-	-	3,712
Foreign exchange and gold	14,872	15,179	425,506
OTC options	417	539	27,583
OTC other	14,436	14,624	392,240
Organized market options	3	-	175
Organized market other	16	16	5,508
Credit	261	338	19,399
Credit default swap	246	230	15,788
Credit spread option	-	-	150
Total return swap	2	108	1,895
Other	14	-	1,565
Commodities	6	6	169
Other	13	22	1,065
DERIVATIVES	42,955	43,118	2,092,945
of which: OTC - credit institutions	26,438	28,005	806,096
of which: OTC - other financial corporations	8,786	9,362	1,023,174
of which: OTC - other	6,404	4,694	175,473

11. Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2018
Equity instruments	7.3.2	3,095
Debt securities	7.3.2	237
Loans and advances	7.3.2	1,803
Total		5,135

This heading is included with the implementation of IFRS 9 on January 1, 2018. Previously, this category did not exist in IAS 39 (see Note 2.2.1 and 2.3).

12.  Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of euros)
	Notes	2018	2017	2016
ASSETS
Equity instruments			1,888	1,920
Unit-linked products			1,621	1,749
Other securities			266	171
Debt securities		1,313	174	142
Loans and advances		-	648	-
Total Assets	7.3.2	1,313	2,709	2,062
LIABILITIES
Deposits		976	-	-
Debt certificates		2,858	-	-
Other financial liabilities		3,159	2,222	2,338
Unit-linked products		3,159	2,222	2,338
Total Liabilities		6,993	2,222	2,338

With the implementation of IFRS 9 on January 1, 2018, equity instruments under this heading have been reclassified to the heading: “Non-trading financial assets mandatorily at fair value through profit or loss” (see Note 11).

As of December 31, 2018, 2017 and 2016, the most significant balances within financial liabilities designated at fair value through profit or loss related to assets and liabilities linked to insurance products where the policyholder bears the risk ("Unit-Link"). This type of product is sold only in Spain, through BBVA Seguros S.A., insurance and reinsurance and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

13.   Financial assets at fair value through other comprehensive income

13.1  Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets designated at fair value through other comprehensive income (Millions of euros)
	Notes	2018	2017	2016
Debt securities	7.3.2	53,737	66,273	74,739
Impairment losses		(28)	(21)	(159)
Subtotal		53,709	66,251	74,580
Equity instruments	7.3.2	2,595	4,488	4,814
Impairment losses		-	(1,264)	(174)
Subtotal		2,595	3,224	4,641
Loans and advances to credit entities		33	-	-
Total		56,337	69,476	79,221

13.2  Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements, broken down by the nature of the financial instruments, is as follows:

Financial assets designated at fair value through other comprehensive income: Debt Securities. December 2018 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	17,205	661	(9)	17,857
Other debt securities	1,597	100	(1)	1,696
Issued by Central Banks	-	-	-	-
Issued by credit institutions	793	63	-	855
Issued by other issuers	804	37	(1)	841
Subtotal	18,802	761	(10)	19,553
Foreign Debt Securities
Mexico	6,299	6	(142)	6,163
Mexican Government and other general governments agencies debt securities	5,286	4	(121)	5,169
Other debt securities	1,013	2	(21)	994
Issued by Central Banks	-	-	-	-
Issued by credit institutions	35	-	(1)	34
Issued by other issuers	978	2	(20)	961
The United States	14,507	47	(217)	14,338
Government securities	11,227	37	(135)	11,130
US Treasury and other US Government agencies	7,285	29	(56)	7,258
States and political subdivisions	3,942	8	(79)	3,872
Other debt securities	3,280	10	(82)	3,208
Issued by Central Banks	-	-	-	-
Issued by credit institutions	49	1	-	50
Issued by other issuers	3,231	9	(82)	3,158
Turkey	4,164	20	(269)	3,916
Turkey Government and other general governments agencies debt securities	4,007	20	(256)	3,771
Other debt securities	157	-	(13)	145
Issued by Central Banks	-	-	-	-
Issued by credit institutions	157	-	(13)	145
Issued by other issuers	-	-	-	-
Other countries	9,551	319	(130)	9,740
Other foreign governments and other general governments agencies debt securities	4,510	173	(82)	4,601
Other debt securities	5,041	146	(48)	5,139
Issued by Central Banks	987	2	(4)	986
Issued by credit institutions	1,856	111	(20)	1,947
Issued by other issuers	2,197	33	(25)	2,206
Subtotal	34,521	392	(758)	34,157
Total	53,323	1,153	(768)	53,709

(*)  The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2017 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,765	791	(17)	23,539
Other debt securities	1,951	114	-	2,066
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	72	-	962
Issued by other issuers	1,061	43	-	1,103
Subtotal	24,716	906	(17)	25,605
Foreign Debt Securities
Mexico	9,755	45	(142)	9,658
Mexican Government and other general governments agencies debt securities	8,101	34	(120)	8,015
Other debt securities	1,654	11	(22)	1,643
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	1	(3)	209
Issued by other issuers	1,442	10	(19)	1,434
The United States	12,479	36	(198)	12,317
Government securities	8,625	8	(133)	8,500
US Treasury and other US Government agencies	3,052	-	(34)	3,018
States and political subdivisions	5,573	8	(99)	5,482
Other debt securities	3,854	28	(65)	3,817
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	1	-	57
Issued by other issuers	3,798	26	(65)	3,759
Turkey	5,052	48	(115)	4,985
Turkey Government and other general governments agencies debt securities	5,033	48	(114)	4,967
Other debt securities	19	1	(1)	19
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	-	(1)	19
Issued by other issuers	-	-	-	-
Other countries	13,271	533	(117)	13,687
Other foreign governments and other general governments agencies debt securities	6,774	325	(77)	7,022
Other debt securities	6,497	208	(40)	6,664
Issued by Central Banks	1,330	2	(1)	1,331
Issued by credit institutions	2,535	139	(19)	2,654
Issued by other issuers	2,632	66	(19)	2,679
Subtotal	40,557	661	(572)	40,647
Total	65,273	1,567	(589)	66,251

(*)  The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2016 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,427	711	(18)	23,119
Other debt securities	2,305	117	(1)	2,421
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	82	-	1,067
Issued by other issuers	1,319	36	(1)	1,354
Subtotal	24,731	828	(19)	25,540
Foreign Debt Securities
Mexico	11,525	19	(343)	11,200
Mexican Government and other general governments agencies debt securities	9,728	11	(301)	9,438
Other debt securities	1,797	8	(42)	1,763
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	2	(1)	87
Issued by other issuers	1,710	6	(41)	1,675
The United States	14,256	48	(261)	14,043
Government securities	8,460	9	(131)	8,337
US Treasury and other US Government agencies	1,702	1	(19)	1,683
States and political subdivisions	6,758	8	(112)	6,654
Other debt securities	5,797	39	(130)	5,706
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	2	-	97
Issued by other issuers	5,702	37	(130)	5,609
Turkey	5,550	73	(180)	5,443
Turkey Government and other general governments agencies debt securities	5,055	70	(164)	4,961
Other debt securities	495	2	(16)	482
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	2	(15)	436
Issued by other issuers	47	-	(1)	46
Other countries	17,923	634	(203)	18,354
Other foreign governments and other general government agencies debt securities	7,882	373	(98)	8,156
Other debt securities	10,041	261	(105)	10,197
Issued by Central Banks	1,657	4	(2)	1,659
Issued by credit institutions	3,269	96	(54)	3,311
Issued by other issuers	5,115	161	(49)	5,227
Subtotal	49,253	773	(987)	49,040
Total	73,985	1,601	(1,006)	74,580

(*)  The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities as of December 31, 2018, 2017 and 2016, are as follows:

Debt Securities by Rating
	December 2018		December 2017		December 2016
	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	531	1.0%	687	1.0%	4,922	6.6%
AA+	13,100	24.4%	10,738	16.2%	11,172	15.0%
AA	222	0.4%	507	0.8%	594	0.8%
AA-	409	0.8%	291	0.4%	575	0.8%
A+	632	1.2%	664	1.0%	1,230	1.6%
A	687	1.3%	683	1.0%	7,442	10.0%
A-	18,426	34.3%	1,330	2.0%	1,719	2.3%
BBB+	9,195	17.1%	35,175	53.1%	29,569	39.6%
BBB	4,607	8.6%	7,958	12.0%	3,233	4.3%
BBB-	1,003	1.9%	5,583	8.4%	6,809	9.1%
BB+ or below	4,453	8.3%	1,564	2.4%	2,055	2.8%
Without rating	445	0.8%	1,071	1.6%	5,261	7.1%
Total	53,709	100%	66,251	100.0%	74,580	100.0%

13.3  Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2018, 2017 and 2016, are as follows:

Financial assets designated at fair value through other comprehensive income: Equity Instruments. December 2018 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	2,172	-	(210)	1,962
Credit institutions	-	-	-	-
Other entities	2,172	-	(210)	1,962
Listed foreign company shares	90	43	(12)	121
United States	20	17	-	37
Mexico	1	25	-	26
Turkey	3	-	(1)	2
Other countries	66	1	(11)	56
Subtotal	2,262	43	(222)	2,083
Unlisted equity instruments	-	-	-	-
Unlisted Spanish company shares	6	1	-	7
Credit institutions	-	-	-	-
Other entities	6	1	-	7
Unlisted foreign companies shares	453	54	(1)	506
United States	388	23	-	411
Mexico	-	-	-	-
Turkey	6	4	-	10
Other countries	59	27	(1)	85
Subtotal	459	55	(1)	513
Total	2,721	98	(223)	2,595

Available-for-sale financial assets: Equity Securities. December 2017 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	2,189	-	(1)	2,188
Credit institutions	-	-	-	-
Other entities	2,189	-	(1)	2,188
Listed foreign company shares	215	33	(7)	241
United States	11	-	-	11
Mexico	8	25	-	33
Turkey	4	1	-	5
Other countries	192	7	(7)	192
Subtotal	2,404	33	(8)	2,429
Unlisted equity instruments
Unlisted Spanish company shares	33	29	-	62
Credit institutions	4	-	-	4
Other entities	29	29	-	58
Unlisted foreign companies shares	665	77	(8)	734
United States	498	40	(6)	532
Mexico	1	-	-	1
Turkey	15	6	(2)	19
Other countries	151	31	-	182
Subtotal	698	106	(8)	796
Total	3,102	139	(16)	3,224

Available-for-sale financial assets: Equity Securities. December 2016 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,690	17	(944)	2,763
Credit institutions	-	-	-	-
Other entities	3,690	17	(944)	2,763
Listed foreign company shares	793	289	(15)	1,066
United States	16	22	-	38
Mexico	8	33	-	41
Turkey	5	1	-	6
Other countries	763	234	(15)	981
Subtotal	4,483	306	(960)	3,829
Unlisted equity instruments
Unlisted Spanish company shares	57	2	(1)	59
Credit institutions	4	-	-	4
Other entities	53	2	(1)	55
Unlisted foreign companies shares	708	46	(2)	752
United States	537	13	-	550
Mexico	1	-	-	1
Turkey	18	7	(2)	24
Other countries	152	26	-	178
Subtotal	766	48	(3)	811
Total	5,248	355	(962)	4,641

13.4  Gains/losses

Debt securities

The changes in the gains/losses, net of taxes, recognized in 2018 under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of euros)
	Notes	2018
Balance at the beginning		1,557
Effect of changes in accounting policies (IFRS 9)		(58)
Valuation gains and losses		(640)
Amounts transferred to income		(137)
Other reclassifications		-
Income tax		221
Balance at the end	30	943

In 2018, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €1 million. In 2017 the recovery recognized amounted €4 million; meanwhile, in 2016 the impairment recognized amounted €157 million (see Note 47).

Equity instruments

The changes in the gains/losses, net of taxes, recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of euros)
	Notes	2018
Balance at the beginning		84
Effect of changes in accounting policies (IFRS 9)		(40)
Valuation gains and losses		(174)
Amounts transferred to income		-
Other reclassifications		-
Income tax		(25)
Balance at the end	30	(155)

In 2018, there has been no impairment recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement. In 2017 and 2016 the impairment recognized were €1,131 and €46 million, respectively (see Note 47).

Years 2017 and 2016

2017 and 2016 are presented separately due to the implementation of IFRS 9:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Available-for-Sale Financial Assets (Millions of euros)
	Notes	2017	2016
Balance at the beginning		947	1,674
Valuation gains and losses		321	400
Amounts transferred to income		356	(1,181)
Other reclassifications		(10)	116
Income tax		27	(62)
Balance at the end	30	1,641	947
Of which:		-	-
Debt securities		1,557	1,629
Equity instruments		84	(682)

14.   Financial assets at amortized cost

14.1  Balance details

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	December 2018	December 2017	December 2016
Debt securities	32,530	24,093	28,905
Loans and advances to central banks	3,941	7,300	8,894
Loans and advances to credit institutions	9,163	26,261	31,373
Loans and advances to customers	374,027	387,621	414,500
Government	28,114	31,645
Other financial corporations	9,468	18,173
Non-financial corporations	163,922	164,510
Other	172,522	173,293
Total	419,660	445,275	483,672

During financial year 2018, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2  Loans and advances to central banks and credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and Advances to Central Banks and Credit Institutions (Millions of euros)
	Notes	2018	2017	2016
Loans and advances to central banks	7.3.2	3,941	7,300	8,894
Loans and advances to credit institutions	7.3.2	9,163	26,261	31,373
Reverse repurchase agreements	35	478	13,861	15,561
Other loans		8,685	12,400	15,812
Total		13,104	33,561	40,267
Of which:		-	-	-
Impairment losses	7.3.5 / 7.3.2	(18)	(36)	(43)

14.3  Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and Advances to Customers (Millions of euros)
	Notes	2018	2017	2016
On demand and short notice		3,641	10,560	11,251
Credit card debt		15,445	15,835	16,596
Trade receivables		17,436	22,705	23,753
Finance leases		8,650	8,642	9,442
Reverse repurchase loans	35	294	11,554	7,291
Other term loans		324,767	313,336	339,862
Advances that are not loans		3,794	4,989	6,306
Total	7.3.2	374,027	387,621	414,500
Of which:		-	-	-
Impaired assets	7.3.5	16,349	19,390	22,915
Impairment losses	7.3.5 / 7.3.2	(12,199)	(12,748)	(15,974)

As of December 31, 2018, 2017 and 2016, 38%, 38% and 34%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 62%, 62% and 66%, respectively, have variable interest rates.

The heading “Financial assets at amortized cost – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds.

This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized Loans (Millions of euros)
	2018	2017	2016
Securitized mortgage assets	26,556	28,950	29,512
Other securitized assets	3,221	4,143	3,731
Total	29,777	33,093	33,243

14.4  Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Debt securities (Millions of euros)
	Notes	2018	2017	2016
Government		25,014	17,030	20,736
Credit institutions		644	1,152	1,688
Other sectors		6,872	5,911	6,481
Total gross	7.3.2	32,530	24,093	28,905
Of which:		-	-	-
Impairment losses		(51)	(15)	(17)

As of December 31, 2018, 2017 and 2016, the credit ratings of the issuers of debt securities classified as follows:

Financial assets at amortized cost. Debt Securities by Rating
	December 2018		December 2017		December 2016
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	49	0.2%	-	-	-	-
AA+	1,969	6.1%	-	-	-	-
AA	62	0.2%	41	0.3%	43	0.2%
AA-	-	0.0%	-	-	134	0.8%
A+	607	1.9%	55	0.4%	-	-
A	21	0.1%	-	-	-	-
A-	6,117	18.8%	-	-	-	-
BBB+	13,894	42.7%	5,667	41.2%	10,472	59.2%
BBB	1,623	5.0%	2,412	17.5%	591	3.3%
BBB-	2,694	8.3%	2,818	20.5%	5,187	29.3%
BB+ or below	4,371	13.4%	1,696	12.3%	-	-
Without rating	1,123	3.5%	1,064	7.7%	1,270	7.2%
Total	32,530	100.0%	13,754	100.0%	17,696	100.0%

In 2016, according to the applicable accounting policy, some debt securities were reclassified between existing accounts from such policy (from “Available for sale financial assets” to “Loans and receivables” and “Held-to-maturity investments” of the consolidated balance sheet. As mentioned in Note 1.3, on January 1, 2018, IFRS 9 became effective, therefore, the debt securities previously reclassified are recorded under “Financial assets at amortized cost” in the consolidated balance sheet as of December 31, 2018. The following table shows the fair value and carrying amounts of these reclassified financial assets:

Debt Securities reclassified (Millions of euros)
	As of Reclassification date		As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA, S.A.	12,024	12,024	1,467	1,486	7,236	7,286	10,433	10,498
TURKIYE GARANTI BANKASI, A.S	6,488	6,488	2,859	2,668	5,381	5,392	6,230	6,083
Total	18,512	18,512	4,326	4,154	12,617	12,678	16,663	16,581

As of December 31, 2018, 2017 and 2016, the amount recognized in the income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, if the reclassification was not performed is included in the following table.

Effect on Income Statement and Other Comprehensive Income (Millions of euros)
	2018			2017			2016
	Recognized in	Effect of not Reclassifying in		Recognized in	Effect of not Reclassifying in		Recognized in	Effect of not Reclassifying in
	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"
BBVA, S.A.	41	41	(2)	198	198	(14)	252	252	(91)
TURKIYE GARANTI BANKASI, A.S	414	414	(172)	545	545	(16)	326	326	(225)
Total	456	456	(173)	743	743	(30)	578	578	(316)

15.    Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of euros)
	2018	2017	2016
ASSETS
Hedging Derivatives	2,892	2,485	2,833
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(21)	(25)	17
LIABILITIES
Hedging Derivatives	2,680	2,880	2,347
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	(7)	-

As of December 31, 2018, 2017 and 2016, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

•          Fair value hedging:

- Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

- Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

- Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

- Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the borrowed deposits corresponding to the interest rate risk is in the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

•          Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Hedging Derivatives Breakdown by type of risk and type of hedge (Millions of euros)
	2018		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	982	513	1,141	850	1,154	974
OTC options	5	158	100	111	125	118
OTC other	978	355	1,041	739	1,029	856
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Equity	6	-	-	-	-	50
OTC options	6	-	-	-	-	50
OTC other	-	-	-	-	-	-
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Foreign exchange and gold	587	398	625	511	817	553
OTC options	-	-	-	-	-	-
OTC other	587	398	625	511	817	553
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
FAIR VALUE HEDGES	1,575	912	1,766	1,362	1,970	1,577
Interest rate	221	562	244	533	194	358
OTC options	-	-	-	-	-	-
OTC other	219	562	242	533	186	358
Organized market options	-	-	-	-	-	-
Organized market other	2	-	2	-	8	-
Equity	-	-	-	-	-	-
Foreign exchange and gold	955	873	119	714	248	118
OTC options	-	-	-	-	89	70
OTC other	955	873	119	714	160	48
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
CASH FLOW HEDGES	1,176	1,435	363	1,247	442	476
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	92	231	301	15	362	79
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	33	90	46	256	55	214
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	15	12	9	-	4	-
DERIVATIVES-HEDGE ACCOUNTING	2,892	2,680	2,485	2,880	2,833	2,347
of which: OTC - credit institutions	2,534	2,462	1,829	2,527	2,381	2,103
of which: OTC - other financial corporations	355	216	651	234	435	165
of which: OTC - other	2	2	2	120	9	79

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2018 are:

Cash Flows of Hedging Instruments (Millions of euros)
	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	116	277	1,828	2,181	4,401
Payable cash outflows	139	517	2,215	2,221	5,092

The above cash flows will have an impact on the Group’s consolidated income statements until 2058.

In 2018, 2017 and 2016, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2018, 2017 and 2016 were not material.

16.   Investments in joint ventures, associates

16.1  Joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” (see Note 2.1) in the accompanying consolidated balance sheets is as follows:

Joint Ventures and Associates Entities. Breakdown by entities (Millions of euros)
	2018	2017	2016
Joint ventures
Fideic F 403853 5 BBVA Bancom Ser.Zibata	-	27	33
Fideicomiso 1729 Invex Enajenacion de Cartera	55	53	57
PSA Finance Argentina Compañia Financier	10	14	21
Altura Markets, S.V., S.A.	69	64	19
RCI Colombia	32	19	17
Other joint ventures	7	79	82
Subtotal	173	256	229
Associates Entities
Metrovacesa Suelo y Promoción, S.A.	508	697	208
Testa Residencial SOCIMI, S.A.U.	-	444	91
Metrovacesa Promoción y Arrendamientos, S.A.	-	-	67
Atom Bank, PLC	138	66	43
Divarian Propiedad S.A.U.	591	-	-
Servired	9	9	11
Other associates	159	116	116
Subtotal	1,405	1,332	536
Total	1,578	1,588	765

Details of the joint ventures and associates as of December 31, 2018 are shown in Appendix II.

The following is a summary of the changes in the in December 31, 2018, 2017 and 2016 under this heading in the accompanying consolidated balance sheets:

Joint Ventures and Associates Entities. Changes in the Year (Millions of euros)
	Notes	2018	2017	2016
Balance at the beginning		1,588	765	879
Acquisitions and capital increases		309	868	456
Disposals and capital reductions		(516)	(8)	(91)
Transfers and changes of consolidation method		211	-	(351)
Share of profit and loss	39	(7)	3	25
Exchange differences		2	(29)	(34)
Dividends, valuation adjustments and others		(8)	(12)	(118)
Balance at the end		1,578	1,588	765

The variation during the year 2018 is mainly explained by the decrease of BBVA Group stakes in Testa Residencial, S.A., Metrovacesa Suelo y Promoción, S.A. and Divarian Propiedad, S.A.U. (see Note 3 and Appendix III).

The variation during the year 2017 is mainly explained by the increase of BBVA Group stakes in Testa Residencial, S.A. and Metrovacesa Suelo y Promoción, S.A. through its contribution to the capital increases carried out by both entities by contributing assets from the Bank’s real estate assets (see Note 21).

During the year 2016, two capital increases in Metrovacesa, S.A. were made through a debt swap and a contribution of real estate assets, which provided the Group 357 million euros, after this there was a partial Split of Metrovacesa, S.A. in favor of a beneficiary company from a new constitution denominated Metrovacesa Suelo y Promocion, S.A. In the fourth quarter of the year 2016, there was a total split of Metrovacesa, S.A. through its extinction and division of its patrimony in three parts, two of which merged with Merlin Properties, SOCIMI, S.A. and Testa Residencial, SOCIMI, S.A. As result of the previous mentioned splits, the Group received equity interests in the corresponding beneficiary companies, 6.41% of its capital was received, having been transferred to the heading "Available-for-sale” of the consolidated financial assets as of December 31, 2016.

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

As of December 31, 2018, 2017 and 2016 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2018, 2017 and 2016 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3  Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of December 31, 2018, 2017 and 2016, there were no significant impairments recognized.

17.   Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible Assets: Breakdown by Type of Assets and Changes in the year 2018. (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		5,490	234	6,628	12,352	228	492	13,072
Additions		445	78	404	927	11	-	938
Retirements		(98)	(17)	(492)	(607)	(149)	(1)	(757)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		64	(177)	(12)	(125)	(5)	-	(130)
Exchange difference and other		38	(48)	(214)	(224)	116	(105)	(213)
Balance at the end		5,939	70	6,314	12,323	201	386	12,910

Accrued depreciation
Balance at the beginning		1,076	-	4,380	5,456	13	77	5,546
Additions	45	120	-	469	589	5	-	594
Retirements		(36)	-	(403)	(439)	(8)	-	(447)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(3)	-	-	(3)	-	-	(3)
Transfers		(31)	-	(22)	(53)	(2)	-	(55)
Exchange difference and other		12	-	(212)	(200)	3	(1)	(198)
Balance at the end		1,138	-	4,212	5,350	11	76	5,437

Impairment
Balance at the beginning		315	-	-	315	20	-	335
Additions	48	30	-	-	30	(25)	-	5
Retirements		-	-	-	-	(27)	-	(27)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(77)	-	-	(77)	(3)	-	(80)
Exchange difference and other		(51)	-	-	(51)	62	-	11
Balance at the end		217	-	-	217	27	-	244

Net tangible assets

Balance at the beginning		4,099	234	2,248	6,581	195	415	7,191
Balance at the end		4,584	70	2,102	6,756	163	310	7,229

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2017 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		6,176	240	7,059	13,473	1,163	958	15,594
Additions		49	128	397	574	1	201	776
Retirements		(42)	(29)	(264)	(335)	(90)	(93)	(518)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(552)	(552)
Transfers		(273)	(57)	(186)	(516)	(698)	-	(1,214)
Exchange difference and other		(420)	(48)	(378)	(844)	(148)	(22)	(1,014)
Balance at the end		5,490	234	6,628	12,352	228	492	13,072

Accrued depreciation
Balance at the beginning		1,116	-	4,461	5,577	63	216	5,856
Additions	45	127	-	553	680	13	-	693
Retirements		(26)	-	(235)	(261)	(7)	(21)	(289)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(134)	(134)
Transfers		(53)	-	(146)	(199)	(31)	-	(230)
Exchange difference and other		(88)	-	(253)	(341)	(25)	16	(350)
Balance at the end		1,076	-	4,380	5,456	13	77	5,546

Impairment
Balance at the beginning		379	-	-	379	409	10	798
Additions	48	5	-	-	5	37	-	42
Retirements		(2)	-	-	(2)	(10)	-	(12)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(10)	(10)
Transfers		(58)	-	-	(58)	(276)	-	(334)
Exchange difference and other		(9)	-	-	(9)	(140)	-	(149)
Balance at the end		315	-	-	315	20	-	335

Net tangible assets

Balance at the beginning		4,681	240	2,598	7,519	691	732	8,941
Balance at the end		4,099	234	2,248	6,581	195	415	7,191

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2016 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		5,858	545	7,628	14,029	2,391	668	17,088
Additions		30	320	563	913	62	337	1,312
Retirements		(85)	(29)	(468)	(582)	(117)	(97)	(796)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(7)	-	(1)	(8)	(3)	-	(11)
Transfers		676	(544)	(386)	(254)	(986)	84	(1,156)
Exchange difference and other		(296)	(52)	(277)	(625)	(184)	(34)	(843)
Balance at the end		6,176	240	7,059	13,473	1,163	958	15,594

Accrued depreciation
Balance at the beginning		1,103	-	4,551	5,654	116	202	5,972
Additions	45	106	-	561	667	23	-	690
Retirements		(72)	-	(461)	(533)	(10)	(17)	(560)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(1)	-	(37)	(38)	(55)	55	(38)
Exchange difference and other		(20)	-	(153)	(173)	(11)	(24)	(208)
Balance at the end		1,116	-	4,461	5,577	63	216	5,856

Impairment
Balance at the beginning		354	-	-	354	808	10	1,172
Additions	48	48	-	5	53	90	-	143
Retirements		(2)	-	-	(2)	(9)	-	(11)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(1)	-	-	(1)	(380)	-	(381)
Exchange difference and other		(20)	-	(5)	(25)	(100)	-	(125)
Balance at the end		379	-	-	379	409	10	798

Net tangible assets

Balance at the beginning		4,401	545	3,077	8,021	1,467	456	9,944
Balance at the end		4,681	240	2,598	7,519	691	732	8,941

As of December 31, 2018, 2017 and 2016, the cost of fully amortized tangible assets that remained in use were €2,624, €2,660 and €2,313 million respectively while its recoverable residual value was not significant.

As of December 31, 2018, 2017 and 2016 the amount of tangible assets under financial lease schemes on which the purchase option is expected to be exercised was not material. The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

Branches by Geographical Location (Number of branches)
	2018	2017	2016
Spain	2,840	3,019	3,303
Mexico	1,836	1,840	1,836
South America	1,543	1,631	1,667
The United States	646	651	676
Turkey	1,066	1,095	1,131
Rest of Eurasia	32	35	47
Total	7,963	8,271	8,660

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2018, 2017 and 2016:

Tangible Assets by Spanish and Foreign Subsidiaries. Net Assets Values (Millions of euros)
	2018	2017	2016
BBVA and Spanish subsidiaries	2,705	2,574	3,692
Foreign subsidiaries	4,524	4,617	5,249
Total	7,229	7,191	8,941

18.   Intangible assets

18.1  Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

Goodwill. Breakdown by CGU and Changes of the year (Millions of euros)
	The United States	Turkey	Mexico	Colombia	Chile	Other	Total

Balance as of December 31, 2015	5,328	727	602	176	62	20	6,915
Additions	-	-	-	-	-	8	8
Exchange difference	175	(101)	(79)	14	6	-	15
Impairment	-	-	-	-	-	-	-
Other	-	(1)	-	-	-	-	(1)
Balance as of December 31, 2016	5,503	624	523	191	68	28	6,937
Additions	-	-	24	-	-	-	24
Exchange difference	(666)	(115)	(44)	(22)	(3)	(1)	(851)
Impairment	-	-	-	-	-	(4)	(4)
Other	-	-	(10)	-	(33)	-	(43)
Balance as of December 31, 2017	4,837	509	493	168	32	23	6,062
Additions	-	-	-	-	-	-	-
Exchange difference	229	(127)	26	(7)	(3)	-	118
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2018	5,066	382	519	161	29	23	6,180

In 2018, 2017 and 2016, there were no significant business combinations.

Impairment Test

As mentioned in Note 2.2.8 of the consolidated financial statements for the year 2018, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

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

•          The constant sustainable growth rate for extrapolating cash flows, starting in the fifth year (2023), beyond the period covered by the budgets or forecasts.

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

As of December 31, 2018, 2017 and 2016, no indicators of impairment have been identified in any of the main CGUs.

Goodwill - United States CGU

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test hypotheses CGU Goodwill in the United States
	2018	2017	2016
Discount rate	10.5%	10.0%	10.0%
Sustainable growth rate	4.0%	4.0%	4.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2018, 2017 and 2016 the Group used a steady growth rate of 4.0% based on the real GDP growth rate of the United States and expected inflation. This 4.0% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions:

Sensitivity analysis for main hypotheses - USA (Millions of euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(1,009)	1,176
Sustainable growth rate	526	(451)

(*)  Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows.

Goodwill - Turkey CGU

The Group’s most significant goodwill corresponds to the CGU in the Turkey, the main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test assumptions CGU Goodwill in Turkey
	2018	2017	2016
Discount rate	24.3%	18.0%	17.7%
Sustainable growth rate	7.0%	7.0%	7.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2018, 2017 and 2016 the Group used a steady growth rate of 7.0% based on the real GDP growth rate of Turkey and expected inflation.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions:

Sensitivity analysis for main assumptions - Turkey (Millions of euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(149)	158
Sustainable growth rate	40	(37)

(*)  Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill in business combinations

There were no significant business combinations during 2018, 2017 and 2016.

18.2  Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of euros)
	2018	2017	2016
Computer software acquisition expenses	1,605	1,682	1,877
Other intangible assets with an infinite useful life	11	12	12
Other intangible assets with a definite useful life	518	708	960
Total	2,134	2,402	2,849

The changes of this heading in December 31, 2018, 2017 and 2016, are as follows:

Other Intangible Assets (Millions of euros)
	Notes	2018	2017	2016
Balance at the beginning		2,402	2,849	3,137
Acquisition of subsidiaries in the year		-	-	-
Additions		552	564	645
Amortization in the year	45	(614)	(694)	(735)
Exchange differences and other		(123)	(305)	(196)
Impairment		(83)	(12)	(3)
Balance at the end		2,134	2,402	2,849

As of December 31, 2018, 2017and 2016, the cost of fully amortized intangible assets that remained in use were €1,604 million, €1,380 million and €1,501 million respectively, while their recoverable value was not significant.

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

19.2  Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2018 are 2014 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2017 as a consequence of the tax authorities examination reviews, inspections were initiated through the year 2013 inclusive, and all such years closed with acceptance during the year 2017. Therefore, these inspections did not constitute any material amount to record in the Consolidated Annual accounts as their impact was provisioned.

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

19.3  Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period (Millions of euros)
	2018		2017		2016
	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Profit or (-) loss before tax	8,446		6,931		6,392
From continuing operations	8,446		6,931		6,392
From discontinued operations	-		-		-
Taxation at Spanish corporation tax rate 30%	2,534		2,079		1,918
Lower effective tax rate from foreign entities (*)	(234)		(307)		(298)
Mexico	(78)	28%	(100)	27%	(105)	26%
Chile	(18)	21%	(29)	21%	(27)	17%
Colombia	10	33%	(3)	29%	22	36%
Peru	(12)	28%	(16)	27%	(18)	26%
Turkey	(132)	20%	(182)	21%	(176)	21%
Others	(4)		23		6
Revenues with lower tax rate (dividends/capital gains)	(57)		(53)		(69)
Equity accounted earnings	3		(2)		(11)
Other effects	49		452		159
Current income tax	2,295		2,169		1,699
Of which:
Continuing operations	2,295		2,169		1,699
Discontinued operations	-		-		-

(*)  Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the years ended December 31, 2018, 2017 and 2016 is as follows:

Effective Tax Rate (Millions of euros)
	2018	2017	2016
Income from:
Consolidated Tax Group	1,482	(678)	(483)
Other Spanish Entities	33	29	52
Foreign Entities	6,931	7,580	6,823
Total	8,446	6,931	6,392
Income tax and other taxes	2,295	2,169	1,699
Effective Tax Rate	27.17%	31.3%	26.6%

In the year 2018, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous year, in the main countries in which the Group has a presence, have been in United States (federal tax from 35% to 21%), Turkey (from 20% to 22%), Argentina (from 35% to 30%), Chile (from 25.5% to 27%) and Colombia (from 40% to 37%). In the year 2017, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous period, in the main countries in which the Group has a presence, have been in Chile (from 24.0% to 25.5%) and Peru (from 28.0% to 29.5%).

19.4  Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of euros)
	2018	2017	2016
Charges to total equity
Debt securities and others	(87)	(355)	(533)
Equity instruments	(56)	(74)	(2)
Subtotal	(143)	(429)	(535)
Total	(143)	(429)	(535)

19.5  Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of euros)
	2018	2017	2016
Tax assets
Current tax assets	2,784	2,163	1,853
Deferred tax assets	15,316	14,725	16,391
Pensions	405	395	1,190
Financial Instruments	1,401	1,453	1,371
Other assets (investments in subsidiaries)	302	357	662
Impairment losses	1,375	1,005	1,390
Other	990	870	1,236
Secured tax assets (*)	9,363	9,433	9,431
Tax losses	1,480	1,212	1,111
Total	18,100	16,888	18,245
Tax Liabilities
Current tax liabilities	1,230	1,114	1,276
Deferred tax liabilities	2,046	2,184	3,392
Financial Instruments	1,136	1,427	1,794
Charge for income tax and other taxes	910	757	1,598
Total	3,276	3,298	4,668

(*)  Law guaranteeing the deferred tax assets has been approved in Spain in 2013. In years 2016 and 2017 guaranteed deferred tax assets also existed in Portugal but in year 2018 they lost the guarantee due to the merge between BBVA Portugal S.A. and BBVA, S.A.

At the end of year 2018, a tax reform has taken place in Colombia, which is expected to hold a 37% tax rate for financial institutions in 2019 (prior to the reform, a 33% tax rate was planned).

The most significant variations of the deferred assets and liabilities in the years 2018, 2017 and 2016 derived from the followings causes:

Deferred tax assets and liabilities (Millions of euros)
	2018		2017		2016
	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities
Balance at the beginning	14,725	2,184	16,391	3,392	15,878	3,418
Pensions	10	-	(795)	-	168	-
Financials Instruments	(52)	(291)	82	(367)	(103)	(113)
Other assets	(55)	-	(305)	-	108	-
Impairment losses	370	-	(385)	-	44	-
Others	120	153	(366)	(841)	255	-
Guaranteed Tax assets	(70)	-	2	-	(105)	-
Tax Losses	268	-	101	-	146	-
Charge for income tax and other taxes	-	-	-	-	-	87
Balance at the end	15,316	2,046	14,725	2,184	16,391	3,392

With respect to the changes in assets and liabilities due to deferred tax contained in the above table, the following should be pointed out:

•          The decrease in guaranteed tax assets is motivated because those corresponding to Portugal are no longer considered as guaranteed.

•          The increase in tax losses is mainly due to the Corporate Income Tax (CIT) return 2017 that has generated differences with respect to the estimate of Corporate Tax reflected in the financial statements, on the other hand, the increase in tax losses is also due to the generation of negative tax bases and deductions during year 2018.

•          The evolution of the deferred tax assets and liabilities (without taking into consideration the guaranteed deferred tax asset and the tax losses) in net terms is a decrease of €531 million mainly due to the first implementation of IFRS9, the variations in the valuation of portfolio securities and to the operation of the corporate income tax in which differences between accounting and taxation produce movements in the deferred taxes.

On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.

As of December 31, 2018, 2017 and 2016, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets, amounted to 443 million euros, 376 million euros and 874 million euros, respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of euros)
	2018	2017 (*)	2016 (*)
Pensions	1,874	1,897	1,901
Impairment losses	7,489	7,536	7,530
Total	9,363	9,433	9,431

(*)  In 2017 and 2016 guaranteed deferred tax assets also existed in Portugal but in 2018 they lost the guarantee.

As of December 31, 2018, non-guaranteed net deferred tax assets of the above table amounted to €3,907 million (€3,108 and €3,568 million as of December 31, 2017 and 2016 respectively), which broken down by major geographies is as follows:

•          Spain: Net deferred tax assets recognized in Spain totaled €2,653 million as of December 31, 2018 (€2,052 and €2,007 million as of December 31, 2017 and 2016, respectively). €1,462 million of the figure recorded in the year ended December 31, 2018 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,191 million relate to temporary differences.

•          Mexico: Net deferred tax assets recognized in Mexico amounted to €826 million as of December 31, 2018 (€615 and €698 million as of December 31, 2017 and 2016, respectively). 99.97% of deferred tax assets as of December 31, 2018 relate to temporary differences. The remainders are tax credits carry forwards.

•          South America: Net deferred tax assets recognized in South America amounted to €383 thousand as of December 31, 2018 (€26 and €362 million as of December 31, 2017 and 2016, respectively). Practically all the deferred tax assets are related to temporary differences, only 1.03% are related to tax credits.

•          The United States: Net deferred tax assets recognized in The United States amounted to €164 million as of December 31, 2018 (€180 and €345 million as of December 31, 2017 and 2016, respectively). All the deferred tax assets relate to temporary differences.

•          Turkey: Net deferred tax assets recognized in Turkey amounted to €250 million as of December 31, 2018 (€224 and €135 million as of December 31, 2017 and 2016 respectively). As of December 31, 2018, all the deferred tax assets correspond to €15 million of tax credits related to tax losses carry forwards and deductions and €235 million relate to temporary differences.

Based on the information available as of December 31, 2018, including historical levels of benefits and projected results available to the Group for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain deductible temporary differences, negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately € 2,236 million, which are mainly originated by Catalunya Banc.

20.   Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities: (Millions of euros)
	2018	2017	2016
ASSETS
Inventories	635	229	3,298
Real estate	633	226	3,268
Others	2	3	29
Transactions in progress	249	156	241
Accruals	702	768	723
Prepaid expenses	465	509	518
Other prepayments and accrued income	237	259	204
Other items	3,886	3,207	3,012
Total Other Assets	5,472	4,359	7,274
LIABILITIES
Transactions in progress	39	165	127
Accruals	2,558	2,490	2,721
Accrued expenses	2,119	1,997	2,125
Other accrued expenses and deferred income	439	493	596
Other items	1,704	1,894	2,131
Total Other Liabilities	4,301	4,550	4,979

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

Inventories from Distressed Customers (Millions of euros)
	2018	2017	2016
Gross value
Balance at the beginning	91	8,499	9,318
Business combinations and disposals	-	-	-
Acquisitions	-	533	336
Disposals	(20)	(2,288)	(1,214)
Others	-	(6,653)	59
Balance at the end	71	91	8,499
Accumulated impairment losses	(21)	(26)	(5,385)
Carrying amount	49	65	3,114

As of December 31, 2017, the majority of the balance of real estate assets acquired from distressed customers was reclassified to the heading "Non-current assets and disposable groups of items that have been classified as held for sale" (see Note 21) due to the agreement with Cerberus to transfer the Real Estate business in Spain (see Note 3).

The impairment included under the heading “Impairment or reversal of impairment of non- financial assets” of the accompanying consolidated financial statements were €51, €306 and €375 million in 2018, 2017 and 2016, respectively (see Note 48).

As indicated in Note 2.2.6, “Inventories” are valued at the lower amount between its fair value less costs to sell and its book value. As of December 31, 2018, practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

21.   Non-current assets and disposal groups held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale Breakdown by items (Millions of euros)
	2018	2017	2016
Foreclosures and recoveries	2,211	6,207	4,225
Foreclosures (*)	2,135	6,047	4,057
Recoveries from financial leases	76	160	168
Other assets from tangible assets	433	447	1,181
Property, plant and equipment	276	447	378
Operating leases	-	-	803
Investment properties (*)	158	-	-
Business sale - Assets (**)	29	18,623	40
Accrued amortization (***)	(44)	(77)	(116)
Impairment losses	(628)	(1,348)	(1,727)
Total Non-current assets and disposal groups classified as held for sale	2,001	23,853	3,603

(*)   Corresponds mainly to the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

(**)  Corresponds mainly to the BBVA´s stake in BBVA Chile (see Note 3).

(***) Amortization accumulated until related asset reclassified as “non-current assets and disposal groups held for sale”.

The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2018, 2017 and 2016 are as follows:

Non-current assets and disposal groups classified as held for sale Changes in the year 2018 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets (**)	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		6,047	160	371	18,623	25,201
Additions		637	55	4	-	696
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(4,354)	(135)	(227)	(18,594)	(23,310)
Transfers, other movements and exchange differences		(195)	(4)	241	-	42
Balance at the end		2,135	76	389	29	2,629

Impairment (2)
Balance at the beginning		1,102	52	194	-	1,348
Additions	50	195	11	2	-	208
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(793)	(37)	(101)	-	(931)
Other movements and exchange differences		(22)	(4)	29	-	3
Balance at the end		482	22	124	-	628
Balance at the end of Net carrying value (1)-(2)		1,653	54	265	29	2,001

(*)   Net of amortization accumulated until assets were reclassified as non-current assets held for sale.

(**) The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

Non-current assets and disposal groups classified as held for sale Changes in the year 2017 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		4,057	168	1,065	40	5,330
Additions		791	45	1	-	837
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(1,037)	(49)	(131)	-	(1,217)
Transfers, other movements and exchange differences		2,236	(4)	(564)	18,583	20,251
Balance at the end		6,047	160	371	18,623	25,201

Impairment (2)
Balance at the beginning		1,237	47	443	-	1,727
Additions	50	143	14	1	-	158
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(272)	(7)	(42)	-	(321)
Other movements and exchange differences		(6)	(2)	(208)	-	(216)
Balance at the end		1,102	52	194	-	1,348
Balance at the end of Net carrying value (1)-(2)		4,945	108	177	18,623	23,853

(*)   Net of amortization accumulated until assets were reclassified as non-current assets held for sale.

(**) The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

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

(*)   Net of amortization accumulated until assets were reclassified as non-current assets held for sale.

As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its book value. As of December 31, 2018, practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

Assets from foreclosures or recoveries

As of December 31, 2018, 2017 and 2016, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €1,072, €1,924 and €2,326 million in assets for residential use; €182, €491 and €574 million in assets for tertiary use (industrial, commercial or office) and €19, €29 and €41 million in assets for agricultural use, respectively.

In December 31, 2018, 2017 and 2016, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2018, 2017 and 2016, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €82, €207 and €219 million, respectively; with an average financing of 50% of the sales price.

As of December 31, 2018, 2017 and 2016, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €1 in each financial year.

22.   Financial liabilities at amortized cost

22.1  Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of euros)
	2018	2017	2016
Deposits	435,229	467,949	499,706
Deposits from Central Banks (*)	27,281	37,054	34,740
Deposits from Credit Institutions	31,978	54,516	63,501
Customer deposits	375,970	376,379	401,465
Debt certificates	61,112	63,915	76,375
Other financial liabilities	12,844	11,850	13,129
Total	509,185	543,713	589,210

(*)  As of December 31, 2018, balance relating to repurchase agreements in Central Banks is €375 million (see Note 35).

22.2  Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from credit institutions (Millions of euros)
	Notes	2018	2017	2016
Term deposits		19,015	25,941	30,429
Demand deposits		8,370	3,731	4,651
Repurchase agreements	35	4,593	24,843	28,420
Total		31,978	54,516	63,501

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from Credit Institutions. December 2018 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Term Deposits	Repurchase Agreements	Total
Spain	1,981	2,527	55	4,563
The United States	1,701	2,677	-	4,379
Mexico	280	286	-	566
Turkey	651	669	4	1,323
South America	442	1,892	-	2,335
Rest of Europe	3,108	6,903	4,534	14,545
Rest of the world	207	4,061	-	4,268
Total	8,370	19,015	4,593	31,978

Deposits from Credit Institutions. December 2017 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Term Deposits	Repurchase Agreements	Total
Spain	762	3,879	878	5,518
The United States	1,563	2,398	-	3,961
Mexico	282	330	1,817	2,429
Turkey	73	836	44	953
South America	448	2,538	13	2,999
Rest of Europe	526	12,592	21,732	34,849
Rest of the world	77	3,369	360	3,806
Total	3,731	25,941	24,843	54,516

Deposits from Credit Institutions. December 2016 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Term Deposits	Repurchase Agreements	Total
Spain	956	4,995	817	6,768
The United States	1,812	3,225	3	5,040
Mexico	306	426	2,931	3,663
Turkey	317	1,140	5	1,463
South America	275	3,294	465	4,035
Rest of Europe	896	13,751	23,691	38,338
Rest of the world	88	3,597	509	4,194
Total	4,651	30,429	28,420	63,501

22.3  Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

Customer deposits (Millions of euros)
	2018	2017	2016
General Governments	26,459	23,210	21,396
Current accounts	238,907	223,497	212,604
Time deposits	105,257	116,538	153,388
Repurchase agreements	1,207	9,076	13,514
Subordinated deposits	220	194	233
Other accounts	3,920	3,864	330
Total	375,970	376,379	401,465
Of which:
In Euros	184,934	184,150	189,438
In foreign currency	191,036	192,229	212,027

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer Deposits. December 2018 (Millions of euros)
	Demand Deposits	Term Deposits	Repurchase Agreements	Total
Spain	138,236	28,165	3	166,403
The United States	41,222	21,317	-	62,539
Mexico	38,383	11,837	770	50,991
Turkey	10,856	22,564	7	33,427
South America	23,811	14,159	-	37,970
Rest of Europe	7,233	14,415	429	22,077
Rest of the world	831	1,731	-	2,563
Total	260,573	114,188	1,209	375,970

Customer Deposits. December 2017 (Millions of euros)
	Demand Deposits	Term Deposits	Repurchase Agreements	Total
Spain	123,382	39,513	2,664	165,559
The United States	36,728	21,436	-	58,164
Mexico	36,492	11,622	4,272	52,387
Turkey	12,427	24,237	152	36,815
South America	23,710	15,053	2	38,764
Rest of Europe	6,816	13,372	1,989	22,177
Rest of the world	1,028	1,484	-	2,511
Total	240,583	126,716	9,079	376,379

Customer Deposits. December 2016 (Millions of euros)
	Demand Deposits	Term Deposits	Repurchase Agreements	Total
Spain	102,730	56,391	1,901	161,022
The United States	26,997	23,023	263	50,282
Mexico	36,468	10,647	7,002	54,117
Turkey	47,340	14,971	-	62,311
South America	9,862	28,328	21	38,211
Rest of Europe	6,959	19,683	4,306	30,949
Rest of the world	1,190	3,382	-	4,572
Total	231,547	156,425	13,493	401,465

22.4  Debt certificates

The breakdown of the balance under this heading, by currency, is as follows:

Debt certificates (Millions of euros)
	2018	2017	2016
In Euros	37,436	38,735	45,619
Promissory bills and notes	267	1,309	875
Non-convertible bonds and debentures	9,638	9,418	8,766
Covered bonds (*)	15,809	16,425	24,845
Hybrid financial instruments	814	807	468
Securitization bonds	1,630	2,295	3,693
Wholesale funding	142	-	-
Subordinated liabilities	9,136	8,481	6,972
Convertible	5,490	4,500	4,070
Convertible perpetual securities	5,490	4,500	4,070
Convertible subordinated debt	-	-	-
Non-convertible	3,647	3,981	2,902
Preferred Stock	107	107	359
Other subordinated liabilities	3,540	3,875	2,543
In Foreign Currencies	23,676	25,180	30,759
Promissory bills and notes	3,237	3,157	382
Non-convertible bonds and debentures	9,335	11,109	15,134
Covered bonds (*)	569	650	149
Hybrid financial instruments	1,455	1,809	2,059
Securitization bonds	38	47	3,019
Wholesale funding	544	-	-
Subordinated liabilities	8,499	8,407	10,016
Convertible	873	2,085	1,548
Convertible perpetual securities	873	2,085	1,548
Convertible subordinated debt	-	-	-
Non-convertible	7,626	6,323	8,467
Preferred Stock	74	55	620
Other subordinated liabilities	7,552	6,268	7,846
Total	61,112	63,915	76,375

(*)  Including mortgage-covered bonds (see Appendix III).

As of December 31, 2018, 67% of “Debt certificates” have fixed-interest rates and 33% have variable interest rates.

Most of the foreign currency issues are denominated in U.S. dollars.

22.4.1 Subordinated liabilities

The issuances of BBVA International Preferred, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. The balance variances are mainly due to the following transactions:

Convertible perpetual liabilities

On September 24, 2018, BBVA carried out the seventh issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1,000 million. This issuance is listed in the AIAF Fixed Income Securities Market and in any case the issuance shall be offered or sold to any retail clients. The issuance qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation EU 575/2013.

The additional five issuances of perpetual contingent convertible securities (additional tier 1 instruments) with exclusion of pre-emptive subscription rights of shareholders were carried out in February 2014 and February 2015 for an amount of €1.5 billion each one; in April 2016 for an amount of €1 billion; in May 2017 for an amount of €500 million and in November 2017 for an amount of USD1 billion. These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. The first issuance is listed in the Singapore Exchange Securities Trading Limited and the other issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these issuances qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation UE 575/2013.

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

In particular, on May 9, 2018, the Bank early redeemed the issuance of preferred securities contingently convertible (additional tier 1 instrument) carried out by the Bank on May 9, 2013, for an amount of USD1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained.

Additionally, on January 15, 2019, the Bank has notified its irrevocable decision to early redeem next February 19, 2019 the issuance of preferred securities contingently convertible (additional tier 1 instrument), carried out by the Bank on February 19, 2014, for a total amount of €1,5 billion and once the prior consent from the Regulator has been obtained.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred Securities by Issuer (Millions of euros)
	2018	2017	2016
BBVA International Preferred, S.A.U. (1)	35	36	855
Unnim Group (2)	98	98	100
Compass Group	19	19	22
BBVA Colombia, S.A.	19	1	1
Others	9	9	1
Total	181	163	979

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

22.5   Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of euros)
	Notes	2018	2017	2016
Creditors for other financial liabilities		2,891	2,835	3,465
Collection accounts		4,305	3,452	2,768
Creditors for other payables		5,648	5,563	6,370
Dividend payable but pending payment	4	-	-	525
Total		12,844	11,850	13,129

23.  Assets and liabilities under insurance and reinsurance contracts

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

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new risk-based capital regulations, which have already been published in several countries.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

Technical Reserves by type of insurance product (Millions of euros)
	2018	2017	2016
Mathematical reserves	8,504	7,961	7,813
Individual life insurance (1)	6,201	5,359	4,791
Savings	5,180	4,391	3,943
Risk	1,021	967	848
Others	-	1	-
Group insurance (2)	2,303	2,601	3,022
Savings	2,210	2,455	2,801
Risk	93	147	221
Others	-	-	-
Provision for unpaid claims reported	662	631	691
Provisions for unexpired risks and other provisions	668	631	635
Total	9,834	9,223	9,139

(1)  Provides coverage in the event of death or disability.

(2)  The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees.

The cash flows of those Liabilities under insurance and reinsurance contracts are shown below:

Maturity (Millions of euros) Liabilities under Insurance and Reinsurance Contracts
	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
2018	1,686	1,041	1,822	5,285	9,834
2017	1,560	1,119	1,502	5,042	9,223
2016	1,705	1,214	1,482	4,738	9,139

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

The table below shows the key assumptions as of December 31, 2018, used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

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

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2018, 2017 and 2016, the balance under this heading amounted to €366 million, €421 million and €447 million, respectively.

24.   Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of euros)
	Notes	2018	2017	2016
Provisions for pensions and similar obligations	25	4,787	5,407	6,025
Other long term employee benefits	25	62	67	69
Provisions for taxes and other legal contingencies		686	756	418
Provisions for contingent risks and commitments		636	578	950
Other provisions		601	669	1,609
Total		6,772	7,477	9,071

The change in provisions for pensions and similar obligations for the years ended December 31, 2018, 2017 and 2016 is as follows:

Provisions for pensions and similar obligations. Changes Over the Year (Millions of euros)
	Notes	2018	2017	2016
Balance at the beginning		5,407	6,025	6,299
Add
Charges to income for the year		126	391	402
Interest expenses and similar charges		78	71	96
Personnel expenses	44.1	58	62	67
Provision expenses		(10)	258	239
Charges to equity (1)	25	41	140	339
Transfers and other changes		95	(264)	66
Less
Benefit payments	25	(779)	(861)	(926)
Employer contributions	25	(103)	(25)	(154)
Balance at the end		4,787	5,407	6,025

(1)  Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (see Note 2.2.12).

Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Year (Millions of euros)
	2018	2017	2016
Balance at beginning	1,425	2,028	1,771
Additions	455	868	1,109
Acquisition of subsidiaries	-	-	-
Unused amounts reversed during the period	(184)	(164)	(311)
Amount used and other variations	(410)	(1,306)	(540)
Balance at the end	1,286	1,425	2,028

Ongoing legal proceedings and litigation

The financial sector faces an environment of increasing regulatory and litigious pressure. In this environment, the different Group’s entities are often parties to individual or collective legal proceedings arising from the ordinary activity of their businesses. In accordance with the procedural status of these proceedings and according to the criteria of the attorneys who manage them, BBVA considers that none of them is material, individually or in aggregate, and that no significant impact will derive from them neither in the results of operations nor on liquidity, nor in the financial position at a consolidated level of the Group, as at the level of the individual Bank. The Group Management considers that the provisions made in connection with these legal proceedings are adequate.

As mentioned in Note 7.2 Risk factors, the Group is subject or may be subject in the future to a series of legal and regulatory investigations, procedures and actions which, in case of a negative result, could have an adverse impact on the Group.

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

The breakdown of the balance sheet net defined benefit liability as of December 31, 2018, 2017 and 2016 is provided below:

Net Defined Benefit Liability (asset) on the Consolidated Balance Sheet (Millions of euros)
	2018	2017	2016
Pension commitments	4,678	4,969	5,277
Early retirement commitments	1,793	2,210	2,559
Medical benefits commitments	1,114	1,204	1,015
Other long term employee benefits	62	67	69
Total commitments	7,647	8,451	8,920
Pension plan assets	1,694	1,892	1,909
Medical benefit plan assets	1,146	1,114	1,113
Total plan assets (1)	2,840	3,006	3,022

Total net liability / asset	4,807	5,445	5,898
Of which:
Net asset on the consolidated balance sheet (2)	(41)	(27)	(194)
Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	4,787	5,407	6,025
Net liability on the consolidated balance sheet for other long term employee benefits (4)	62	67	69

(1)  In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of 181€ million which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(2)  Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(3)  Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (see Note 24).

(4)  Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

The amounts relating to benefit commitments charged to consolidated income statement for the years 2018, 2017 and 2016 are as follows:

Consolidated Income Statement Impact (Millions of euros)
	Notes	2018	2017	2016
Interest and similar expenses		78	71	96
Interest expense		295	294	303
Interest income		(217)	(223)	(207)
Personnel expenses		147	149	154
Defined contribution plan expense	44.1	89	87	87
Defined benefit plan expense	44.1	58	62	67
Provisions (net)	46	125	343	332
Early retirement expense		141	227	236
Past service cost expense		(33)	3	(2)
Remeasurements (*)		(10)	31	3
Other provision expenses		28	82	95
Total impact on Consolidated Income Statement: Debit (Credit)		350	563	582

(*)  Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes. As of December 31, 2018, 2017 and 2016 are as follows:

Equity Impact (Millions of euros)
	2018	2017	2016
Defined benefit plans	81	(40)	237
Post-employment medical benefits	(47)	179	119
Total impact on equity: Debit (Credit)	34	140	356

25.1  Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2018, 2017 and 2016 is presented below:

Defined Benefits (Millions of euros)
		2018			2017			2016
	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	8,384	3,006	5,378	8,851	3,022	5,829	9,184	3,124	6,060
Current service cost	61	-	61	64	-	64	67	-	67
Interest income or expense	292	217	76	290	223	68	299	207	92
Contributions by plan participants	4	3	1	4	4	-	5	5	-
Employer contributions	-	103	(103)	-	25	(25)	-	154	(154)
Past service costs (1)	109	-	109	231	-	231	235	-	235
Remeasurements:	(263)	(286)	21	331	161	171	354	(5)	359
Return on plan assets (2)	-	(286)	286	-	161	(161)	-	(20)	20
From changes in demographic assumptions	14	-	14	100	-	100	107	-	107
From changes in financial assumptions	(274)	-	(274)	220	-	220	106	-	106
Other actuarial gain and losses	(3)	-	(5)	12	-	12	141	15	125
Benefit payments	(979)	(200)	(779)	(1,029)	(169)	(861)	(1,052)	(169)	(883)
Settlement payments	-	-	-	-	-	-	(43)	-	(43)
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(31)	(9)	(22)	(278)	(258)	(19)	(282)	(293)	11
Conversions to defined contributions	-	-	-	(82)	-	(82)	-	-	-
Other effects	10	6	4	(1)	(1)	-	84	-	84
Balance at the end	7,585	2,840	4,745	8,384	3,006	5,378	8,851	3,022	5,829
Of which
Spain	4,807	260	4,547	5,442	320	5,122	6,157	358	5,799
Mexico	1,615	1,587	28	1,661	1,602	60	1,456	1,627	(171)
The United States	326	287	39	360	309	51	385	339	46
Turkey	422	339	83	520	424	96	447	348	99

(1)  Including gains and losses arising from settlements.

(2)  Excluding interest, which is recorded under "Interest income or expense".

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2018 includes €332 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

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

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2018, 2017 and 2016:

Actuarial Assumptions (Millions of euros)
		2018				2017				2016
	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey
Discount rate	1.28%	10.45%	4.23%	16.30%	1.24%	9.48%	3.57%	11.60%	1.50%	9.95%	4.04%	11.50%
Rate of salary increase	-	4.75%	-	14.00%	-	4.75%	-	9.90%	1.50%	4.75%	3.00%	9.30%
Rate of pension increase	-	2.51%	-	12.50%	-	2.13%	-	8.40%	-	2.13%	-	7.80%
Medical cost trend rate	-	7.00%	-	16.70%	-	7.00%	-	12.60%	-	6.75%	-	10.92%
Mortality tables	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA97 (adjustment EMSSA09)	RP 2014	CSO2001

In Spain, the discount rate shown as of December, 31, 2018, corresponds to the weighted average rate, the actual discount rates used are 0.50% and 1.75% depending on the type of commitment.

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity Analysis (Millions of euros)
	Basis points change	2018		2017
		Increase	Decrease	Increase	Decrease
Discount rate	50	(298)	332	(352)	386
Rate of salary increase	50	3	(3)	5	(5)
Rate of pension increase	50	19	(18)	23	(22)
Medical cost trend rate	100	229	(181)	290	(225)
Change in obligation from each additional year of longevity	-	108	-	155	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2018, 2017 and 2016, the actuarial liabilities for the outstanding awards amounted to €62 million, €67 million, and €69 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).

As described above, the Group maintains both pension and medical post-employment benefit commitments with their employees.

25.1.1 Post-employment commitments and similar obligations

These commitments relate mostly to pensions in payment, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.

In addition, during the year 2018, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 489 employees (731 and 613 employees during years 2017 and 2016, respectively). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2018, 2017 and 2016, the value of these commitments amounted to €1,793 million, €2,210 million and €2,559 million, respectively. The change in the benefit plan obligations and plan assets as of December 31, 2018 was as follows:

Post-employment commitments 2018 (Millions of euros)
	Defined Benefit Obligation
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,442	470	360	520	387
Current service cost	4	5	-	21	4
Interest income or expense	64	44	13	47	9
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	-	-	-	-
Past service costs (1)	148	(1)	-	2	2
Remeasurements:	(32)	18	(28)	(18)	3
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	(1)	-	15
From changes in financial assumptions	-	(9)	(28)	(45)	(12)
Other actuarial gain and losses	(32)	27	1	29	-
Benefit payments	(824)	(48)	(35)	(21)	(18)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	25	17	(134)	(2)
Conversions to defined contributions	-	-	-	-	-
Other effects	5	(2)	(1)	-	17
Balance at the end	4,807	512	326	422	402
Of which:
Vested benefit obligation relating to current employees	111
Vested benefit obligation relating to retired employees	4,696

Post-employment commitments 2018 (Millions of euros)
	Plan Assets
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	320	488	309	424	351
Current service cost	-	-	-	-	-
Interest income or expense	5	46	11	39	7
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	-	2	13	18
Past service costs (1)	-	-	-	-	-
Remeasurements:	(4)	(70)	(17)	(21)	(11)
Return on plan assets (2)	(4)	(70)	(17)	(21)	(11)
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-
Benefit payments	(61)	(47)	(33)	(10)	(15)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	26	15	(108)	(1)
Conversions to defined contributions	-	-	-	-	-
Other effects	-	(1)	-	-	17
Balance at the end	260	441	287	339	366

Post-employment commitments 2018 (Millions of euros)
	Net Liability (Asset)
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,122	(18)	51	96	36
Current service cost	4	5	-	21	4
Interest income or expense	59	(2)	2	8	2
Contributions by plan participants	-	-	-	-	1
Employer contributions	-	-	(2)	(13)	(18)
Past service costs (1)	148	(1)	-	2	2
Remeasurements:	(28)	88	(11)	3	14
Return on plan assets (2)	4	70	17	21	11
From changes in demographic assumptions	-	-	(1)	-	15
From changes in financial assumptions	-	(9)	(28)	(45)	(12)
Other actuarial gain and losses	(32)	27	1	29	-
Benefit payments	(763)	-	(2)	(11)	(3)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(1)	2	(26)	(1)
Conversions to defined contributions	-	-	-	-	-
Other effects	5	-	(1)	-	-
Balance at the end	4,547	71	39	83	35

(1)  Including gains and losses arising from settlements.

(2)  Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2017 and 2016 was as follows:

Post-employment commitments (Millions of euros)
	2017: Net liability (asset)					2016: Net liability (asset)
	Spain	Mexico	USA	Turkey	Rest of the world	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,799	(59)	46	99	43	6,109	(79)	35	97	24
Current service cost	4	5	3	21	5	10	6	4	22	5
Interest income or expense	73	(6)	1	9	2	98	(7)	1	8	2
Contributions by plan participants	-	-	-	-	-	-	-	-	-	-
Employer contributions	-	(1)	-	(16)	(8)	-	(14)	(1)	(17)	(9)
Past service costs (1)	235	1	-	4	3	240	1	-	4	(4)
Remeasurements:	(67)	38	9	12	(1)	188	23	10	8	11
Return on plan assets (2)	(21)	(10)	(11)	(101)	2	(35)	23	3	(23)	(8)
From changes in demographic assumptions	-	22	(2)	-	(3)	-	2	(5)	-	(1)
From changes in financial assumptions	(33)	18	22	81	4	192	(22)	13	(23)	37
Other actuarial gain and losses	(13)	7	-	32	(4)	31	19	(1)	54	(17)
Benefit payments	(842)	(1)	(2)	(11)	(3)	(867)	-	(3)	(9)	(2)
Settlement payments	-	-	-	-	-	(43)	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	-	5	(5)	(21)	(5)	-	10	2	(15)	(4)
Conversions to defined contributions	(82)	-	-	-	-	-	-	-	-	-
Other effects	2	-	(1)	-	(1)	63	-	(3)	-	20
Balance at the end	5,122	(18)	51	96	36	5,799	(59)	46	99	42

(1)  Includes gains and losses from settlements.

(2)  Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other postemployment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2018 the value of these separate assets was €2,543 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2018, 2017 and 2016, the fair value of the aforementioned insurance policies (€260, €320 million and €358 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

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

The Foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has recorded an obligation amounting to €241 million as of December 31, 2018 pending future transfer to the Social Security system.

Furthermore, Garanti has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

Until the year 2016, the Bank also had commitments to pay indemnities to certain employees and members of the Group’s Senior Management in the event that they cease to hold their positions for reasons other than their own will, retirement, disability or serious dereliction of duties. The amount will be calculated according to the salary and professional conditions of each employee, taking into consideration fixed elements of the remuneration and the length of office at the Bank. Under no circumstances indemnities will be paid in cases of disciplinary dismissal for misconduct upon decision of the employer on grounds of the employee's serious dereliction of duties.

25.1.2 Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2018, 2017 and 2016 was as follows:

Medical Benefits Commitments
	2018			2017			2016
	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,204	1,114	91	1,015	1,113	(98)	1,022	1,149	(127)
Current service cost	27	-	27	26	-	26	24	-	24
Interest income or expense	116	109	8	101	112	(11)	86	97	(11)
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	71	(71)	-	-	-	-	114	(114)
Past service costs (1)	(42)	-	(42)	(11)	-	(11)	(5)	-	(5)
Remeasurements:	(210)	(164)	(47)	200	21	179	59	(60)	119
Return on plan assets (2)	-	(164)	164	-	21	(21)	-	(60)	60
From changes in demographic assumptions	-	-	-	83	-	83	110	-	110
From changes in financial assumptions	(182)	-	(182)	128	-	128	(91)	-	(91)
Other actuarial gain and losses	(28)	-	(28)	(10)	-	(10)	39	-	39
Benefit payments	(34)	(33)	(1)	(35)	(33)	(2)	(33)	(30)	(2)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	62	59	3	(92)	(100)	8	(138)	(156)	18
Other effects	(9)	(9)	-	-	-	-	-	-	-
Balance at the end	1,114	1,146	(32)	1,204	1,114	91	1,015	1,113	(98)

(1)  Including gains and losses arising from settlements.

(2)  Excluding interest, which is recorded under "Interest income or expense".

In Mexico, there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by a medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey, employees are currently provided with medical benefits through a foundation in collaboration with the Social Security system, although local legislation prescribes the future unification of this and similar systems into the general Social Security system itself.

The valuation of these benefits and their accounting treatment follow the same methodology as that employed in the valuation of pension commitments.

25.1.3 Estimated benefit payments

As of December 31, 2018, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico, The United States and Turkey are as follows:

Estimated Benefit Payments (Millions of euros)
	2019	2020	2021	2022	2023	2024-2028
Commitments in Spain	684	611	518	419	333	965
Commitments in Mexico	91	92	99	106	112	680
Commitments in United States	16	17	17	18	19	103
Commitments in Turkey	24	14	18	20	25	231
Total	815	734	652	563	489	1,979

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

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2018:

Plan Assets Breakdown (Millions of euros)
2018
Cash or cash equivalents	26
Debt securities (Government bonds)	2,080
Property	-
Mutual funds	2
Insurance contracts	132
Other investments	-
Total	2,241
Of which:
Bank account in BBVA	3
Debt securities issued by BBVA	-
Property occupied by BBVA	-

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of December 31, 2018:

Investments in listed markets
2018
Cash or cash equivalents	26
Debt securities (Government bonds)	2,080
Mutual funds	2
Total	2,109
Of which:
Bank account in BBVA	3
Debt securities issued by BBVA	-
Property occupied by BBVA	-

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2018, almost all of the assets related to employee’s commitments corresponded to fixed income securities.

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

26.   Common stock

As of December 31, 2018 BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580  fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange.

Additionally, as of December 31, 2018, the shares of BBVA Banco Continental, S.A.; Banco Provincial, S.A.; BBVA Colombia, S.A.; BBVA Banco Francés, S.A. and Turkiye Garanti Bankasi A.S., were listed on their respective local stock markets. BBVA Banco Francés, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange.

As of December 31, 2018, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 10.69%, 6.33%, and 2.31% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 4, 2019, Blackrock, Inc. reported to the SEC that, as of December 31, 2018, it beneficially owned 6.6% of BBVA’s common stock.

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

Capital Increase
	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2015	6,366,680,118	3,120
Dividend option - April 2016	113,677,807	56
Dividend option - October 2016	86,257,317	42
As of December 31, 2016	6,566,615,242	3,218
Dividend option . April 2017	101,271,338	50
As of December 31, 2017	6,667,886,580	3,267
As of December 31, 2018	6,667,886,580	3,267

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

On March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to voluntary reserves, in accordance with the terms and conditions agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €55,702,125.43 through the issuance of 113,677,807 ordinary shares at €0.49 par values each.

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

In use of the authority mentioned above, BBVA carried out, on May 24, 2017 the fifth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The issuance qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation EU 575/2013 (see Note 22.4).

Likewise, in use of such authority, BBVA carried out, on November 14, 2017 the sixth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1,000 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The qualification of this issuance as additional tier 1 capital has been requested (see Note 22.4).

In past years, BBVA has carried out, in use of the authority to issue convertible securities conferred by the AGM held on March 16, 2012 (in effect until March 16, 2017), four additional issuances of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders (in April 2013 for an amount of $1.5 billion, in February 2014 and February 2015 for an amount of €1.5 billion each one, and in April 2016 for an amount of €1 billion). These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. The first two issuances are listed in the Singapore Exchange Securities Trading Limited and the last two issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these four issuances qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation UE 575/2013 (see Note 22.4).

Convertible and/or exchangeable securities:

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

27.   Share premium

As of December 31, 2018, 2017 and 2016, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).

28.   Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of euros)
	2018	2017	2016
Legal reserve	653	644	624
Restricted reserve	133	159	201
Reserves for regularizations and balance revaluations	3	12	20
Voluntary reserves	8,010	8,643	8,521
Total reserves holding company	8,799	9,458	9,366
Consolidation reserves attributed to the Bank and dependent consolidated companies.	14,164	14,132	12,439
Total	22,963	23,590	21,805

The impact of the first application of IFRS 9 and the change in accounting policies due to hyperinflation is recorded in the heading "Consolidation reserves attributed to the Bank and dependent consolidated companies" of the previous table (see Notes 1.3, 2.4 and 2.2.20).

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

28.2  Restricted reserves

As of December 31, 2018, 2017 and 2016, the Bank’s restricted reserves are as follows:

Restricted Reserves (Millions of euros)
	2018	2017	2016
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	44	69	111
Restricted reserve for redenomination of capital in euros	2	2	2
Total	133	159	201

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

The second heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Parent Company shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Parent Company common stock in euros.

28.3  Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the headings “Retained earnings, revaluation reserves and other reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, Revaluation reserves and Other reserves (Millions of euros)
	2018	2017	2016
Retained earnings and Revaluation reserves
Holding Company	14,643	15,625	14,101
BBVA Bancomer Group	10,014	9,442	9,108
BBVA Seguros, S.A.	(127)	(215)	(62)
Corporacion General Financiera, S.A.	1,084	1,202	1,187
BBVA Banco Provincial Group	(124)	(113)	(92)
BBVA Chile Group	552	951	1,264
BBVA Paraguay	119	108	98
Compañía de Cartera e Inversiones, S.A.	108	(20)	(27)
Anida Grupo Inmobiliario, S.L.	363	515	528
BBVA Suiza, S.A.	(53)	(57)	(1)
BBVA Continental Group	756	681	611
BBVA Luxinvest, S.A.	(48)	25	16
BBVA Colombia Group	998	926	803
BBVA Banco Francés Group	103	999	827
Banco Industrial De Bilbao, S.A.	-	25	61
Uno-E Bank, S.A	-	-	-
Gran Jorge Juan, S.A.	(33)	(47)	(30)
BBVA Portugal Group	(66)	(436)	(477)
Participaciones Arenal, S.L.	(4)	(183)	(180)
BBVA Propiedad S.A.	-	(503)	(431)
Anida Operaciones Singulares, S.L.	(5,317)	(4,881)	(4,127)
Grupo BBVA USA Bancshares	(586)	(794)	(1,053)
Garanti Turkiye Bankasi Group	1,415	751	127
Unnim Real Estate	(587)	(576)	(477)
Bilbao Vizcaya Holding, S.A.	49	145	139
Pecri Inversión S.L.	(74)	(73)	(75)
Other	(164)	127	25
Subtotal	23,021	23,624	21,864
Other reserves or accumulated losses of investments in joint ventures and associates	-	-	-
Metrovacesa, S.A.	-	-	-
Metrovacesa Suelo, S.A.	(61)	(53)	(52)
Other	2	18	(7)
Subtotal	(59)	(35)	(59)
Total	22,963	23,590	21,805

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.   Treasury shares

In the years ended December 31, 2018, 2017 and 2016 the Group entities performed the following transactions with shares issued by the Bank:

Treasury Shares (Millions of euros)
	2018		2017		2016
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	13,339,582	96	7,230,787	48	38,917,665	309
+ Purchases	279,903,844	1,683	238,065,297	1,674	379,850,939	2,004
- Sales and other changes	(245,985,735)	(1,505)	(231,956,502)	(1,622)	(411,537,817)	(2,263)
+/- Derivatives on BBVA shares	-	-	-	(4)	-	(1)
+/- Other changes	-	23	-	-	-	-
Balance at the end	47,257,691	296	13,339,582	96	7,230,787	48
Of which:	-	-	-	-	-	-
Held by BBVA, S.A.	-	-	-	-	2,789,894	22
Held by Corporación General Financiera, S.A.	47,257,691	296	13,339,582	96	4,440,893	26
Held by other subsidiaries	-	-	-	-	-	-
Average purchase price in Euros	6.11	-	7.03	-	5.27	-
Average selling price in Euros	6.25	-	6.99	-	5.50	-
Net gain or losses on transactions (Shareholders' funds-Reserves)		(24)		1		(30)

The percentages of treasury shares held by the Group in the years ended December 31, 2018, 2017 and 2016 are as follows:

Treasury Stock
	2018			2017			2016
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.200%	0.850%	0.709%	0.004%	0.278%	0.200%	0.081%	0.756%	0.110%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2018, 2017 and 2016 is as follows:

Shares of BBVA Accepted in Pledge
	2018	2017	2016
Number of shares in pledge	61,632,832	64,633,003	90,731,198
Nominal value	0.49	0.49	0.49
% of share capital	0.92%	0.97%	1.38%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2018, 2017 and 2016 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group
	2018	2017	2016
Number of shares owned by third parties	25,306,229	34,597,310	85,766,602
Nominal value	0.49	0.49	0.49
% of share capital	0.38%	0.52%	1.31%

30.   Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (Millions of euros)
	Notes	2018	2017(*)	2016(*)
Items that will not be reclassified to profit or loss		(1,284)	(1,183)	(1,095)
Actuarial gains or losses on defined benefit pension plans		(1,245)	(1,183)	(1,095)
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		116
Items that may be reclassified to profit or loss		(5,932)	(5,755)	(2,527)
Hedge of net investments in foreign operations (effective portion)		(218)	1	(118)
Foreign currency translation		(6,643)	(7,297)	(3,349)
Hedging derivatives. Cash flow hedges (effective portion)		(6)	(34)	16
Financial assets available for sale	13.4		1,641	947
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale		1	(26)	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(9)	(40)	(31)
Total		(7,215)	(6,939)	(3,622)

(*)  See Note 1.3.

The balances recognized under these headings are presented net of tax.

31.   Minority interest

The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-Controlling Interests (Millions of euros)
	2018	2017	2016
BBVA Colombia Group	67	65	67
BBVA Chile Group (*)	-	399	377
BBVA Banco Continental Group	1,167	1,059	1,059
BBVA Banco Provincial Group	67	78	97
BBVA Banco Francés Group	352	420	243
Garanti Group	4,058	4,903	6,157
Other entities	53	55	64
Total	5,764	6,979	8,064

(*)  See Note 3.

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interest)” in the accompanying consolidated income statements:

Profit attributable to Non-Controlling Interests (Millions of euros)
	2018	2017	2016
BBVA Colombia Group	9	7	9
BBVA Chile Group (*)	26	51	40
BBVA Banco Continental Group	227	208	193
BBVA Banco Provincial Group	(5)	(2)	(2)
BBVA Banco Francés Group	(18)	93	55
Garanti Group	585	883	917
Other entities	4	4	8
Total	827	1,244	1,218

(*)  See Note 3.

Dividends distributed to non-controlling interest of the Group during the year 2018 are: Garanti Group €233 million, BBVA Banco Continental Group €108 million, BBVA Chile Group €14 million, BBVA Banco Francés Group €13 million and other Spanish entities accounted for €10 million.

32.   Capital base and capital management

32.1  Capital base

As of December 31, 2018, 2017 and 2016, equity is calculated in accordance to the applicable regulation of each period on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

At the date of preparation of these consolidated financial statements, BBVA has not received an official communication of the ECB about the results of the SREP process which had been carried out during the financial year 2018 and which will include requirements regarding the capital ratio (both at individual and consolidated level) applicable to BBVA and its Group as from the date indicated in that communication. As soon as this communication will be available, BBVA will disclose it to the markets by means of public relevant events.

Taking into account fully application of capital buffers since January 1, 2019 and considering last capital requirement communicated from ECB, BBVA has to maintain since January 1, 2019  i) a CET1 ratio of 9.26% at consolidated level and ii) a total capital ratio of 12.76% at consolidated level. This total consolidated capital ratio includes i) the minimum common equity tier 1 capital (CET1) requirement under Pillar 1 (4.5%); ii) the additional tier 1 capital (AT1) requirement under Pillar 1 (1.5%); iii) the tier 2 capital requirement under Pillar 1 (2%); iv) the CET1 capital requirement under Pillar 2 (1.5%); v) the capital conservation buffer (2.5% of CET1); vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and vii) the countercyclical capital buffer (0.01% of CET1).

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2018, 2017 and 2016 is shown below:

Eligible capital resources (Millions of euros)
	Notes	December 2018 (*)	December 2017	December 2016
Capital	26	3,267	3,267	3,218
Share premium	27	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	22,963	23,590	21,805
Other equity instruments, net	28	50	54	54
Treasury shares	29	(296)	(96)	(48)
Attributable to the parent company	6	5,324	3,519	3,475
Attributable dividend	4	(975)	(1,043)	(1,510)
Total equity		54,325	53,283	50,985
Accumulated other comprehensive income	30	(7,215)	(6,939)	(3,622)
Non-controlling interest	31	5,764	6,979	8,064
Shareholders' equity		52,874	53,323	55,428
Intangible assets		(8,199)	(6,627)	(5,675)
Fin. treasury shares		(27)	(48)	(82)
Indirect treasury shares		(108)	(134)	(51)
Deductions		(8,334)	(6,809)	(5,808)
Temporary CET 1 adjustments		-	(273)	(129)
Capital gains from the Available-for-sale debt instruments portfolio		-	(256)	(402)
Capital gains from the Available-for-sale equity portfolio		-	(17)	273
Differences from solvency and accounting level		(176)	(189)	(120)
Equity not eligible at solvency level		(176)	(462)	(249)
Other adjustments and deductions		(4,053)	3,711	(2,001)
Common Equity Tier 1 (CET 1)		40,311	42,341	47,370
Additional Tier 1 before Regulatory Adjustments		5,634	6,296	6,114
Total Regulatory Adjustments of Additional Tier 1		-	(1,657)	(3,401)
Tier 1		45,945	46,980	50,083
Tier 2		8,754	8,798	8,810
Total Minimum equity required		41,607	40,370	37,923

(*)  Provisional data.

Capital Base
	2018 (*)	2017	2016
Tier 1 (millions of euros) (a)	45,945	46,980	50,083
Exposure (millions of euros) (b)	705,406	700,443	747,216
Leverage ratio (a)/(b) (percentage)	6.51%	6.71%	6.70%

(*)  Provisional data.

As of December 31, 2018 Common Equity Tier 1 (CET1) phased-in ratio stood at 11.6% (in terms of fully loaded, CET1 stood at 11.3%). Excluding the effect of the phased-in calendar in minority interest and deductions that goes from 80% in 2017 to 100% in 2018, and including the positive impact of the sale of the stake in BBVA Chile (+50 bps), the CETI phased-in ratio has increased by +48 bps. This increase is mainly explained by the generation of profit, net of dividend payments and remunerations of AT1 instruments and dividends received by the Bank, and the stability in the level of risk weighted assets (RWA).

This CET1 phased-in ratio includes the impact of the initial implementation of IFRS9. In this context, the European Commission and Parliament have established temporary arrangements that are voluntary for the institutions, adapting the impact of IFRS9 on capital ratios. BBVA has informed the supervisory board its adherence to these arrangements.

In addition, transfer of the real estate business of BBVA in Spain to Cerberus has no material impact on the ratios (see Note 3).

TIER1 phased-in ratio stood at 13.2% as of December 31, 2018. During the year the Group has computed two new issuances of contingent convertible bonds (CoCos) as TIER1 instruments for US$1,000 million and €1,000 million, respectively. In addition, the Group has no longer includes a US$1,500 million issuance which was early redeemed in May 2018 and announced in January 2019 its intention to exercise the early redemption of an issuance of €1,500 million. The net effect on TIER1 phased-in ratio was -15 bps.

Regarding TIER2 ratio, in the third quarter the Group has received authorization from the supervisor to include a subordinated issuance of US$300 million and no longer includes BBVA Chile subordinated instruments. As result of the above mentioned effects, the total capital phased-in ratio stood at 15.7%.

In addition, the Group has continued its program to meet the MREL requirements by carrying two public senior non-preferred instruments by a total amount of €2.5 billion. In terms of MREL (which stands for Minimum Requirement for own funds and Eligible Liabilities), BBVA has to reach, by January 1, 2020, an amount of own funds and eligible liabilities equal to 15.08% of the total liabilities and own funds of its resolution group (BBVA, S.A. and its subsidiaries from the same European resolution group) as of December 31, 2016. This MREL requirement would be equal to 28.04% in terms of risk-weighted assets of the resolution group as of December 31, 2016. The Group believes that it is currently in line with this requirement.

Risk-weighted assets (RWA) have decreased during the year, largely due to the sale of BBVA Chile and the depreciation of currencies against euro. The Group has performed three securitizations during the year: a traditional one in June of an automobile loan portfolio of consumer finance amounting to €800 million, and two synthetic ones in March and December, on which the European Investment Fund (EIF, a subsidiary of the European Investment Bank) provided a financial guarantee. These three securitizations have produced a positive impact on capital of €971 million via RWA release. Additionally, during the first half of the year, BBVA has received an authorization from the ECB to update the calculation of RWA on structural FX risk under the standard model.

A reconciliation of the consolidated accounting and regulatory perimeters as of December 31st 2018 is presented below (provisional data):

Public balance sheet headings (Millions of euros)
	Public balance sheet	Insurance companies and real estate companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash, cash balances at central banks and other demand deposits	58,196	(3)	103	58,296
Financial assets held for trading	90,117	1,277	-	91,394
Non- trading financial assets mandatorily at fair value through profit or loss	5,135	(2,768)	-	2,367
Financial assets designated at fair value through profit or loss	1,313	(1,313)	-	-
Financial assets designated at fair value through other comprehensive income	56,337	(14,318)	-	42,019
Financial assets at amortized cost	419,660	(6,279)	593	413,974
Hedging derivatives	2,892	(87)	-	2,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(21)	-	-	(21)
Investments in entities accounted for using the equity method	1,578	2,587	(80)	4,085
Non- current assets and disposal groups held for sale	2,001	(2)	2	2,001
Other	39,481	715	3	40,199
Total assets	676,689	(20,191)	621	657,119

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

33.   Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Loan commitments, financial guarantees and other commitments (Millions of euros)
	Notes	2018	2017	2016
Loan commitments given	7.3.2	118,959	94,268	107,254
of which: defaulted		247	537	411
Central banks		-	1	1
General governments		2,318	2,198	4,354
Credit institutions		9,635	946	1,209
Other financial corporations		5,664	3,795	4,155
Non-financial corporations		58,405	58,133	71,710
Households		42,936	29,195	25,824
Financial guarantees given (*)	7.3.2	16,454	16,545	18,267
of which: defaulted		332	278	278
Central banks		2	-	-
General governments		159	248	103
Credit institutions		1,274	1,158	1,553
Other financial corporations		730	3,105	722
Non-financial corporations		13,970	11,518	15,354
Households		319	516	534
Other commitments and guarantees given	7.3.2	35,098	45,738	42,592
of which: defaulted		408	461	402
Central banks		1	7	12
General governments		248	227	372
Credit institutions		5,875	15,330	9,880
Other financial corporations		2,990	3,820	4,892
Non-financial corporations		25,723	25,992	27,297
Households		261	362	138
Total Loan commitments and financial guarantees		170,511	156,551	168,113

(*)  Non performing financial guarantees given amounted to €740, €739 and €680 million, respectively, as of December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

As of December 31, 2018, the provisions for loan commitments given, financial guarantees given and other commitments and guarantees given, recorded in the consolidated balance sheet amounted €338 million, €252 million and €45 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2018, 2017 and 2016, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34.   Other contingent assets and liabilities

As of December 31, 2018, 2017 and 2016 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the consolidated financial statements.

35. Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2018, 2017 and 2016 is as follows:

Purchase and Sale Commitments (Millions of euros)
	Notes	2018	2017	2016
Financial instruments sold with repurchase commitments		42,993	40,077	46,562
Financial liabilities held for trading	10	36,815	-	-
Central Banks		10,511	-	-
Credit Institutions		14,839	-	-
General governments		11,466	-	-
Financial liabilities at amortized cost	22	6,178	40,077	46,562
Central Banks		375	6,155	4,649
Credit Institutions		4,593	24,843	28,421
Customer deposits		1,209	9,079	13,491
Financial instruments purchased with resale commitments		28,034	26,368	22,921
Financial assets held for trading	10	27,262	-	-
Central Banks		2,163	-	-
Credit Institutions		13,305	-	-
General governments		11,794	-	-
Financial assets at amortized cost	14	772	26,368	22,921
Central Banks		-	305	81
Credit Institutions		478	13,861	15,561
General governments		294	12,202	7,279

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2018 is provided below:

Maturity of Future Payment Obligations (Millions of euros)
	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	251	253	554	1,879	2,937
Purchase commitments	28	-	-	-	28
Technology and systems projects	7	-	-	-	7
Other projects	20	-	-	-	20
Total	279	253	554	1,879	2,965

36.   Transactions on behalf of third parties

As of December 31, 2018, 2017 and 2016 the details of the most transactions on behalf of third parties are as follows:

Transactions on Behalf of Third Parties (Millions of euros)
	2018	2017	2016
Financial instruments entrusted to BBVA by third parties	628,417	624,822	637,761
Conditional bills and other securities received for collection	13,484	14,775	16,054
Securities lending	4,866	5,485	3,968
Total	646,768	645,081	657,783

As of December 31, 2018, 2017 and 2016 the customer funds managed by the BBVA Group are as follows:

Customer Funds by Type (Millions of euros)
	2018	2017	2016
Asset management by type of customer (*):
Collective investment	61,393	60,939	55,037
Pension funds	33,807	33,985	33,418
Customer portfolios managed	29,953	36,901	40,805
Of which:
Portfolios managed on a discretionary basis	23,657	19,628	18,165
Other resources	2,949	3,081	2,831
Customer resources distributed but not managed by type of product:
Collective investment	3,468	3,407	3,695
Insurance products	32	35	39
Other	-	-	-
Total	131,603	138,347	135,824

(*)  Excludes balances from securitization funds.

37.   Net interest income

37.1  Interest income and other income

The breakdown of the interest income and other income recognized in the accompanying consolidated income statement is as follows:

Interest income and other income. Breakdown by Origin (Millions of euros)
	Notes	2018	2017	2016
Central Banks		482	406	229
Loans and advances to credit institutions		458	410	217
Loans and advances to customers		22,831	22,699	21,608
Debt securities		4,395	3,809	4,128
Held for trading		1,552	1,263	1,014
Other portfolios		2,843	2,546	3,114
Adjustments of income as a result of hedging transactions		(201)	427	(385)
Cash flow hedges (effective portion)		(3)	15	12
Fair value hedges		(198)	412	(397)
Insurance activity		1,142	1,058	1,219
Other income		722	487	692
Total	55.2	29,831	29,296	27,708
Of which:
Financial assets at fair value through other comprehensive income		2,306	1,962	-
Financial assets at amortized cost		24,668	23,803	24,578
Other		2,856	3,531	3,130

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during the years are given in the accompanying “Consolidated statements of recognized income and expenses”.

37.2  Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest Expenses. Breakdown by Origin (Millions of euros)
	2018	2017	2016
Central banks	80	123	192
Deposits from credit institutions	2,023	1,880	1,367
Customers deposits	6,523	5,814	5,766
Debt certificates	1,936	1,930	2,323
Adjustments of expenses as a result of hedging transactions	(323)	665	(574)
Cash flow hedges (effective portion)	46	38	42
Fair value hedges	(368)	627	(616)
Cost attributable to pension funds	119	125	96
Insurance activity	607	682	846
Other expenses	1,274	316	634
Total	12,239	11,537	10,648

37.3  Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2018, 2017 and 2016 is as follows:

Assets (Millions of euros)
		2018			2017			2016
	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Cash and balances with central banks and other demand deposits	42,730	135	0.32	33,917	83	0.25	26,209	10	0.04
Securities portfolio and derivatives	179,672	5,707	3.18	177,164	4,724	2.67	202,388	5,072	2.51
Loans and advances to central banks	5,518	258	4.67	10,945	258	2.36	15,326	229	1.50
Loans and advances to credit institutions	25,634	657	2.56	26,420	485	1.83	28,078	218	0.78
Loans and advances to customers	378,996	22,804	6.02	407,153	23,261	5.71	410,895	21,853	5.32
Euros	181,668	3,381	1.86	196,893	3,449	1.75	201,967	3,750	1.86
Foreign currency	197,328	19,423	9.84	210,261	19,812	9.42	208,928	18,104	8.67
Other assets	46,343	270	0.58	48,872	485	0.99	52,748	325	0.62
Total	678,893	29,831	4.39	704,471	29,296	4.16	735,645	27,708	3.77

The average borrowing cost in the years ended December 31, 2018, 2017 and 2016 is as follows:

Liabilities (Millions of euros)
		2018			2017			2016
	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	65,044	2,192	3.37	90,619	2,212	2.44	101,975	1,866	1.83
Customer deposits	370,078	6,559	1.77	392,057	7,007	1.79	398,851	5,944	1.49
Euros	178,370	337	0.19	186,261	461	0.25	195,310	766	0.39
Foreign currency	191,709	6,222	3.25	205,796	6,546	3.18	203,541	5,178	2.54
Debt certificates	75,927	1,753	2.31	84,221	1,631	1.94	89,876	1,738	1.93
Other liabilities	115,638	1,735	1.50	82,699	687	0.83	89,328	1,101	1.23
Equity	52,206	-	-	54,874	-	-	55,616	-	-
Total	678,893	12,239	1.80	704,471	11,537	1.64	735,645	10,648	1.45

The change in the balance under the headings “Interest income and other income” and “Interest expense” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

Interest Income and Expenses : Change in the Balance (Millions of euros)
	2018 / 2017			2017 / 2016
	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	22	30	51	3	71	74
Securities portfolio and derivatives	67	916	983	(632)	285	(347)
Loans and advances to Central Banks	(128)	128	-	(66)	94	29
Loans and advances to credit institutions	(14)	187	172	(13)	279	266
Loans and advances to customers	(1,609)	1,152	(456)	(199)	1,606	1,408
Euros	(267)	199	(68)	(94)	(206)	(301)
Foreign currencies	(1,219)	830	(389)	115	1,593	1,708
Other assets	(25)	(190)	(215)	(24)	184	160
Interest income	-	-	535	-	-	1,588
Deposits from central banks and credit institutions	(624)	604	(20)	(208)	554	346
Customer deposits	(393)	(55)	(448)	(101)	1,164	1,063
Euros	(20)	(104)	(124)	(35)	(269)	(305)
Foreign currencies	(448)	124	(324)	57	1,311	1,368
Debt securities issued	(161)	282	122	(109)	3	(106)
Other liabilities	274	774	1,048	(82)	(332)	(414)
Interest expenses	-	-	702	-	-	889
Net Interest Income	-	-	(167)	-	-	699

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

38.   Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend Income (Millions of euros)
	2018	2017	2016
Dividends from:
Financial assets held for trading and financial assets at fair value through profit or loss	19	145	161
Financial assets at fair value through other comprehensive income	138	188	307
Total	157	334	467

39.  Share of profit or loss of entities accounted for using the equity method

Net income from “Investments in Entities Accounted for Using the Equity Method” resulted in a negative impact of €7 million as of December 31, 2018, compared with the positive impact of €4  and €25 million recorded as of December 31, 2017 and 2016, respectively.

40.   Fee and commission income and expense

The breakdown of the balance under these heading in the accompanying consolidated income statements is as follows:

Fee and Commission Income (Millions of euros)
	2018	2017	2016
Bills receivables	39	46	52
Demand accounts	451	507	469
Credit and debit cards	2,900	2,834	2,679
Checks	194	212	207
Transfers and other payment orders	605	601	578
Insurance product commissions	171	192	178
Commitment fees	223	231	237
Contingent risks	390	396	406
Asset Management	1,023	923	839
Securities fees	325	385	335
Custody securities	122	122	122
Other fees and commissions	689	700	701
Total	7,132	7,150	6,804

The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and Commission Expense (Millions of euros)
	2018	2017	2016
Credit and debit cards	1,502	1,458	1,334
Transfers and other payment orders	96	102	102
Commissions for selling insurance	48	60	63
Other fees and commissions	607	610	587
Total	2,253	2,229	2,086

41.  Gains (losses) on financial assets and liabilities, net and Exchange differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities and exchange differences: Breakdown by Heading of the Consolidated Income Statements (Millions of euros)
	2018	2017	2016
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	216	985	1,375
Financial assets at amortized cost	51	133	95
Other financial assets and liabilities	164	852	1,281
Gains or losses on financial assets and liabilities held for trading, net	707	218	248
Reclassification of financial assets from fair value through other comprehensive income	-
Reclassification of financial assets from amortized cost	-
Other gains or (-) losses	707
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	96
Reclassification of financial assets from fair value through other comprehensive income	-
Reclassification of financial assets from amortized cost	-
Other gains or (-) losses	96
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	143	(56)	114
Gains or losses from hedge accounting, net	72	(209)	(76)
Subtotal Gains or (losses) on financial assets and liabilities	1,234	938	1,661
Exchange Differences	(9)	1,030	472
Total	1,223	1,968	2,133

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities: Breakdown by nature of the Financial Instrument (Millions of euros)
	2018	2017	2016
Debt instruments	354	545	906
Equity instruments	(253)	845	459
Loans and advances to customers	(172)	97	65
Trading derivatives and hedge accounting	927	(470)	109
Customer deposits	240	(96)	87
Other	137	18	35
Total	1,233	938	1,661

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of euros)
	2018	2017	2016
Derivatives
Interest rate agreements	90	165	431
Securities agreements	294	(139)	86
Commodity agreements	(2)	99	(29)
Credit derivative agreements	(109)	(564)	(118)
Foreign-exchange agreements	606	315	186
Other agreements	(24)	(137)	(371)
Subtotal	856	(261)	185
Hedging Derivatives Ineffectiveness
Fair value hedges	87	(177)	(76)
Hedging derivative	(150)	(236)	(330)
Hedged item	237	59	254
Cash flow hedges	(15)	(32)	-
Subtotal	72	(209)	(76)
Total	927	(470)	109

In addition, in the years ended December 31, 2018, 2017 and 2016, under the heading “Gains or losses on financial assets and liabilities held for trading, net” of the consolidated income statement, net amounts of negative €113 million, positive €235 million and positive €151 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.   Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of euros)
	2018	2017	2016
Gains from sales of non-financial services	458	1,109	882
Of which: Real estate	283	884	588
Other	491	330	390
Of which: net profit from building leases	21	61	76
Total	949	1,439	1,272

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of euros)
	2018	2017	2016
Change in inventories	292	886	617
Of Which: Real estate	248	816	511
Other	1,808	1,337	1,511
Total	2,101	2,223	2,128

43. Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Other operating income and expense on insurance and reinsurance contracts (Millions of euros)
	2018	2017	2016
Income on insurance and reinsurance contracts	2,949	3,342	3,652
Expenses on insurance and reinsurance contracts	(1,894)	(2,272)	(2,545)
Total	1,055	1,069	1,107

The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2018, 2017 and 2016:

Income by type of insurance product (Millions of euros)
	2018	2017	2016
Life insurance	682	604	634
Individual	486	346	268
Savings	56	38	30
Risk	430	308	238
Group insurance	196	258	366
Savings	39	(4)	8
Risk	157	263	357
Non-Life insurance	373	464	474
Home insurance	110	118	131
Other non-life insurance products	263	346	342
Total	1,055	1,069	1,107

44.   Administration costs

44.1  Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel Expenses (Millions of euros)
	Notes	2018	2017	2016
Wages and salaries		4,786	5,163	5,267
Social security costs		722	761	784
Defined contribution plan expense	25	89	87	87
Defined benefit plan expense	25	58	62	67
Other personnel expenses		465	497	516
Total		6,120	6,571	6,722

The breakdown of the average number of employees in the BBVA Group in the year ended December 31, 2018, 2017 and 2016 by professional categories and geographical areas is as follows:

Average Number of Employees
	2018	2017	2016
Spanish banks
Management Team	1,047	1,026	1,044
Other line personnel	21,840	22,180	23,211
Clerical staff	2,818	3,060	3,730
Branches abroad	589	603	718
Subtotal	26,294	26,869	28,703
Companies abroad
Mexico	31,655	30,664	30,378
United States	9,786	9,532	9,710
Turkey	22,322	23,154	23,900
Venezuela	3,631	4,379	5,097
Argentina	6,074	6,173	6,041
Colombia	5,185	5,374	5,714
Peru	5,879	5,571	5,455
Other	3,767	5,501	5,037
Subtotal	88,299	90,348	91,332
Pension fund managers	395	362	335
Other non-banking companies	14,349	14,925	16,307
Total	129,336	132,504	136,677
Of which:
Men	59,547	60,730	62,738
Women	69,790	71,774	73,939
Of which:
BBVA, S.A.	26,294	26,869	25,979

The breakdown of the number of employees in the BBVA Group as of December 31, 2018, 2017 and 2016 by category and gender is as follows:

Number of Employees at the period end. Professional Category and Gender
	2018		2017		2016
	Male	Female	Male	Female	Male	Female
Management Team	1,197	339	1,244	342	1,331	350
Other line personnel	37,461	38,918	38,670	39,191	38,514	39,213
Clerical staff	19,315	28,397	20,639	31,770	22,066	33,318
Total	57,973	67,654	60,553	71,303	61,911	72,881

44.1.1 Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expenses - Other personnel expenses” in the consolidated income statements for the year ended December 31, 2018, 2017 and 2016, corresponding  to the remuneration plans based on equity instruments in each year, amounted to €29 million, €38 million and €57 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

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

According to the remuneration policy for BBVA Group, in force since 2017, the specific settlement and payment system for the Annual Variable Remuneration applicable to those employees and senior managers whose professional activities have a significant impact on the Group’s risk profile including the executive directors and members of BBVA Senior Management (hereinafter, the "Identified Staff"), which includes, among others, the payment in shares of part of their Annual Variable Remuneration.

This remuneration policy was approved, with respect to BBVA directors, by the Board of Directors held on February 9, 2017, and by the Annual General Shareholders’ Meeting held on March 17, 2017.

This remuneration policy includes a specific settlement and payment system of the Annual Variable Remuneration applicable to the Identified Staff, including directors and senior management, under the following rules, among others:

•         A significant percentage of variable remuneration – 60% in the case of executive directors, Senior Management and those Identified Staff members with particularly high variable remuneration, and 40% for the rest of the Identified Staff– shall be deferred over a five-year period, in the case of executive directors and Senior Management, and over a three-year period, for the remaining Identified Staff.

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

In this regard, the General Meeting held on March 16, 2018 resolved to increase the maximum level of variable remuneration to 200% of the fixed component for a number of the Identified Staff, in the terms indicated in the Report of Recommendations issued for this purpose by the Board of Directors dated February 12, 2018.

In accordance with the new remuneration policy applicable to the Identified Staff, malus and clawback arrangements will be applicable to the Annual Variable Remuneration awarded as of the year 2016, inclusive, for each member of the Identified Staff.

According to the settlement and payment scheme indicated, during 2018, members of the Identified Staff received a total amount of 3,932,268 shares corresponding to the initial payment corresponding to 2017 Annual Variable Remuneration to be delivered in shares.

Additionally, the remuneration policy prevailing until 2014 provided for a specific settlement and payment scheme for the variable remuneration of the Identified Staff that established a three-year deferral period for the Annual Variable Remuneration, being the deferred amount paid in thirds over this period in equal parts, in cash and in BBVA shares.

According to this prior scheme, during 2018, the members of the Identified Staff received the shares corresponding to the deferred parts of the Annual Variable Remuneration from previous years, and their corresponding adjustments in cash, delivery of which corresponded in 2018, were delivered to the beneficiary members of the Identified Staff, resulting in a total amount of 941,366  shares corresponding to the last deferred third of the 2014 Annual Variable Remuneration and €903,711 as adjustments for updates of the shares granted.

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

According to this regulation, during 2018 a number of 39,555 shares corresponding to the initial payment of 2017 Annual Variable Remuneration were delivered to these beneficiaries.

Additionally, during 2018 the shares corresponding to the deferred parts of the Annual Variable Remuneration and their corresponding adjustments in cash, were delivered to these beneficiaries, giving rise in 2018, of a total of 12,120 shares corresponding to the first deferred third of the 2016 Annual Variable Remuneration, and €2,679 as adjustments for updates of the shares granted; a total of 10,485 shares corresponding to the second third of the 2015 Annual Variable Remuneration, and €6,186 as adjustments for updates of the shares granted; and a total of 7,158 shares corresponding to the final third of the 2014 Annual Variable Remuneration, and €6,872 as adjustments for updates of the shares granted.

44.2  Other administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other Administrative Expenses (Millions of euros)
	2018	2017	2016
Technology and systems	1,133	692	673
Communications	235	269	294
Advertising	336	352	398
Property, fixtures and materials	982	1,033	1,080
Of which: Rent expenses (*)	552	581	616
Taxes other than income tax	417	456	433
Other expenses	1,271	1,738	1,766
Total	4,374	4,541	4,644

(*)  The consolidated companies do not expect to terminate the lease contracts early.

45.   Depreciation and Amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of euros)
	Notes	2018	2017	2016
Tangible assets	17	594	694	690
For own use		589	680	667
Investment properties		5	13	23
Assets leased out under operating lease		-	-	-
Other Intangible assets		613	694	735
Total		1,208	1,387	1,426

46.   Provisions or (reversal) of provisions

In the years ended December 31, 2018, 2017 and 2016 the net provisions recognized in this income statement line item were as follows:

Provisions or (reversal) of provisions (Millions of euros)
	Notes	2018	2017	2016
Pensions and other post employment defined benefit obligations	25	125	343	332
Commitments and guarantees given		(48)	(313)	56
Pending legal issues and tax litigation		133	318	76
Other Provisions		163	397	722
Total		373	745	1,186

47.   Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss (Millions of euros)
	Notes	2018	2017	2016
Financial assets at fair value through other comprehensive income	13.4	1	1,127	202
Debt securities		1	(4)	157
Equity instruments		-	1,131	46
Financial assets at amortized cost		3,980	3,677	3,597
Of which: Recovery of written-off assets	7.3.5	589	558	541
Held to maturity investments			(1)	1
Total		3,981	4,803	3,801

48.  Impairment or (reversal) of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or (reversal) of impairment on non-financial assets (Millions of euros)
	Notes	2018	2017	2016
Tangible assets	17	5	42	143
Intangible assets	18.2	83	16	3
Others	20	51	306	375
Total		138	363	521

49.   Gains (losses) on derecognition of non - financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains (losses) on derecognition of non-financial assets and subsidiaries, net (Millions of euros)
	2018	2017	2016
Gains
Disposal of investments in non-consolidated subsidiaries	55	38	111
Disposal of tangible assets and other	81	69	64
Losses:
Disposal of investments in non-consolidated subsidiaries	(13)	(27)	(58)
Disposal of tangible assets and other	(45)	(33)	(47)
Total	78	47	70

50.  Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of euros)
	Notes	2018	2017	2016
Gains on sale of real estate		129	102	66
Impairment of non-current assets held for sale	21	(208)	(158)	(136)
Gains on sale of investments classified as non-current assets held for sale (*)		894	82	39
Gains on sale of equity instruments classified as non-current assets held for sale		-	-	-
Total		815	26	(31)

(*)  The change is mainly as a result of the sale of the BBVA stake in BBVA Chile (see Note 3).

51.   Consolidated statements of cash flows

In the consolidated statements of cash flows, the balance of “Cash equivalent in central banks” includes short-term deposits at central banks under the heading "Financial assets at amortized cost" in the accompanying consolidated balance sheets and does not include demand deposits with credit institutions recorded in the heading "Cash, balances in cash at Central Bank and other demand deposits".

Cash flows from operating activities increased in the year ended December 31, 2018 by €6,609 million (compared with a decrease of €4,568 million in December 31, 2017), mainly due to the change in “Financial assets held for trading”.

Cash flows from investing activities increased in the year ended December 31, 2018 by €4,614 million (compared with an increase of €3,462 million in December 31, 2017), mainly due to the change in “Joint Ventures and Associates”.

Cash flows from financing activities decreased in the year ended December 31, 2018 by €4,994 million (compared with an increase of €1,015 million in December 31, 2017), mainly due to the change in “Subordinated Liabilities”.

The variation between 2018 and 2017 of the financial liabilities from financing activities is the following:

Liabilities from financing activities (Millions of Euros)
	December 31, 2017	Cash flows	Non-cash changes				December 31, 2018
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Debt certificates	50,635	(1,621)	-	(1,900)	(779)	-	46,335
Subordinated debt certificates	17,443	857	-	(694)	29	-	17,635
Short-term debt	10,013	931	-	-	81	-	11,025
Other financial liabilities	8,891	1,574	-	(643)	(1,328)	-	8,495
Total	86,982	1,741	-	(3,237)	(1,997)	-	83,490
Liabilities from financing activities (Millions of Euros)
	December 31, 2016	Cash flows	Non-cash changes				December 31, 2017
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Debt certificates	59,388	(5,958)	-	-	(2,796)	-	50,635
Subordinated debt certificates	16,987	1,679	-	-	(1,223)	-	17,443
Short-term debt	11,556	(1,319)	-	-	(224)	-	10,013
Other financial liabilities	10,179	(378)	-	-	(910)	-	8,891
Total	98,111	(5,976)	-	-	(5,153)	-	86,982

52.   Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group for the years ended December 31, 2018 and 2017 with their respective auditors and other audit entities are as follows:

Fees for Audits Conducted and Other Related Services (Millions of euros) (**)
	2018	2017
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	26.1	27.2
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.5	1.9
Fees for audits conducted by other firms	0.1	0.1

(*)  Including fees pertaining to annual legal audits (€22.4 and 22.6 million as of December 31, 2018 and December 31, 2017, respectively).

(**)  Regardless of the billed period.

In the year ended December 31, 2018, other entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of euros)
	2018	2017
Firms belonging to the KPMG worldwide organization	0.3	0.5

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for Audits Conducted (*) (Millions of euros)
	2018	2017
Legal audit of BBVA,S.A. or its companies under control	6.7	6.8
Other audit services of BBVA, S.A. or its companies under control	5.9	5.0
Limited Review of BBVA, S.A. or its companies under control	1.1	0.9
Reports related to issuances	0.3	0.4
Assurance jobs and other required by the regulator	0.9	0.6
Other	-	-

(*)  Services provided by KPMG Auditores, S.L. to companies located in Spain, to the branch of BBVA in New York and to the branch of BBVA in London.

The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC).

53.   Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of December 31, 2018, 2017 and 2016, the following are the transactions with related parties:

53.1  Transactions with significant shareholders

As of December 31, 2018, 2017 and 2016, there were no shareholders considered significant (see Note 26).

53.2  Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with Entities of the Group (Millions of euros)
	2018	2017	2016
Assets:
Loans and advances to credit institutions	132	91	69
Loans and advances to customers	1,866	510	442
Liabilities:
Deposits from credit institutions	2	5	1
Customer deposits	521	428	533
Debt certificates	-	-	-
Memorandum accounts:	-
Financial guarantees given	78	78	42
Contingent commitments	1,358	114	121
Other	152	1,175	1,466

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of Income Statement arising from transactions with Entities of the Group (Millions of euros)
	2018	2017	2016
Income statement:
Financial incomes	55	26	26
Financial costs	2	1	1
Fee and Commission Income	5	5	5
Fee and Commission Expenses	48	49	58

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar (see Note 25) commitments and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

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

As of December 31, 2018, the amount availed against the loans granted by the Group’s entities to the members of the Board of Directors amounted to €611 thousand. As of December 31, 2017 and 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. The amount availed against the loans granted by the Group’s entities to the members of Senior Management on those same dates (excluding the executive directors) amounted to €3,783, €4,049 and €5,573 thousand, respectively.

As of December 31, 2018, 2017 and 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2018, 2017 and 2016 the amount availed against the loans granted to parties related to members of the Senior Management amounted to €69, €85 and €98 thousand, respectively.

As of December 31, 2018, 2017 and 2016 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2018, 2017 and 2016, the amount availed against guarantees arranged with members of the Senior Management amounted to €38, €28 and €28 thousand, respectively.

As of December 31, 2018, no commercial loans and guarantees has been granted to parties related to the members of the Bank’s Board of Directors and the Senior Management. As of December 31, 2017 and 2016 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 thousand.

53.4  Transactions with other related parties

As of December 31, 2018, 2017 and 2016, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

54.   Remuneration and other benefits to the Board of Directors and to the members of the Bank’s Senior Management

Remuneration received by non-executive directors during the 2018 financial year

The remunerations paid to non-executive members of the Board of Directors during the 2018 financial year are indicated below, individually and itemized:

Remuneration for non-executive directors (thousands of euro)
	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	-	18	-	43	25	43	258
José Miguel Andrés Torrecillas	129	-	179	107	-	71	-	485
Jaime Félix Caruana Lacorte (1)	75	83	-	53	-	-	25	237
Belén Garijo López	129	-	71	-	107	20	-	328
Sunir Kumar Kapoor	129	-	-	-	-	-	43	172
Carlos Loring Martínez de Irujo	129	167	-	107	43	-	-	445
Lourdes Máiz Carro	129	-	71	-	43	41	-	284
José Maldonado Ramos	129	167	-	53	-	41	-	390
Ana Peralta Moreno (1)	86	-	36	-	21	-	-	143
Juan Pi Llorens	129	-	71	214	-	-	43	457
Susana Rodríguez Vidarte	129	167	-	107	-	41	-	443
Jan Verplancke (1)	107	-	-	-	-	-	25	132
Total (2)	1,427	584	446	642	257	239	179	3,773

(1)  Directors appointed by the General Meeting held on 16 March 2018.  This includes the remunerations paid for membership of the various Board Committees throughout the 2018 financial year.  The composition of these Committees was modified on 27 June 2018.  Remunerations paid in accordance with the date of acceptance of said appointment.

(2)  In addition, José Antonio Fernández Rivero, who stepped down as director on 16 March 2018, received a total of €95 thousand in 2018, for his membership of the Board and of a number of Board Committees.

Also, during the 2018 financial year, €107 thousand has been paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

Remuneration received by executive directors during the 2018 financial year

Over the course of financial year 2018, the executive directors have received the amount of the Annual Fixed Remuneration corresponding to said financial year, established in the Remuneration Policy for BBVA Directors applicable in 2018, which was approved by the General Meeting held on 17 March 2017.

In addition, the executive directors have received the Annual Variable Remuneration for 2017 financial year, which, in accordance with the settlement and payment system set out in said Policy, was due to be paid to them during the first quarter of financial year 2018.

In application of this settlement and payment system:

•          40% of the 2017 Annual Variable Remuneration corresponding to executive directors has been paid, having the conditions been met, in the first quarter of financial year 2018 (hereinafter, the "Upfront Portion"), in equal parts in cash and in shares.

•          The remaining 60% of the Annual Variable Remuneration, both in cash and in shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (hereinafter, the "Deferred Portion"). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•          All the shares delivered to the executive directors as Annual Variable Remuneration, both of the Upfront Portion and the Deferred Portion will be withheld for a period of one year after their delivery; this will not apply to those shares transferred to honor the payment of taxes arising therefrom.

•          The Deferred Portion of the Annual Variable Remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•          Executive directors may not use personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with prudent risk management.

•          The variable component of the remuneration for executive directors corresponding financial year 2017 is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting.

•          Over the entire deferral and withholding period, the entire Annual Variable Remuneration for the executive directors will be subject to reduction and recovery ("malus" and "clawback") arrangements.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their Annual Fixed Remuneration (AFR) for at least three years after their delivery.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014 financial year, in accordance with the remuneration policy applicable at that time, the executive directors have received in 2018 the last third of the deferred annual variable remuneration for 2014 financial year, delivery of which corresponded in 2018, thus concluding payment of the deferred variable remuneration for 2014.

In accordance with the above, the remunerations paid to executive directors during financial year 2018 are indicated below, individually and itemized:

Annual Fixed Remuneration (thousands of euro), received in 2018

Carlos Torres Vila	1,965
José Manuel González-Páramo Martínez-Murillo	834
Total	2,799

Variable remuneration for financial year 2017, received in 2018
	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	562	77,493
José Manuel González-Páramo Martínez-Murillo	87	12,029
Total	649	89,522

(1)  Remunerations corresponding to the Upfront Portion (40%) of the Annual Variable Remuneration for financial year 2017, 50% in cash and 50% in shares.

Deferred variable remuneration for financial year 2014, received in 2018
	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	105	11,766
José Manuel González-Páramo Martínez-Murillo	33	3,678
Total	137	15,444

(1)  Remunerations corresponding to the last third of the deferred annual variable remuneration for financial year 2014, 50% in cash and 50% in shares, along with its update in cash.

In addition, the executive directors received remuneration in kind throughout financial year 2018, including insurance premiums and others, amounting to a total of €236 thousand, of which €154 thousand correspond to Carlos Torres Vila and €82 thousand to José Manuel González-Páramo Martínez-Murillo.

Former Group Executive Chairman, Francisco González Rodríguez, who stepped down from this position with effect on 21 December 2018, received, during 2018, €2,475 thousand as Annual Fixed Remuneration; €660 thousand and 90,933 BBVA shares corresponding to 40% of the Annual Variable Remuneration for financial year 2017; and €332 thousand and 37,390 BBVA shares as settlement of the last third of the deferred variable remuneration for financial year 2014, payment of which corresponded in first quarter of financial year 2018, including the corresponding update; as well as €20 thousand as remuneration in kind.

On the other hand, it is indicated that in 2018, CEO Onur Genç—who was appointed by resolution of BBVA's Board of Directors on 20 December 2018— has not received any remuneration for said role in 2018, having received fixed and variable remuneration in accordance with his previous position as Chairman and CEO of BBVA Compass, this remuneration being subject to the settlement and payment system applicable to said position. Thus, over the course of the financial year 2018, he has received €2,240(*) thousand as Annual Fixed Remuneration; €191(*) thousand and 26,531 BBVA ADSs corresponding to 40% of the Annual Variable Remuneration for financial year 2017; and €376 thousand as remuneration in kind, which includes benefits for his expatriate status in the United States.

(*)  Amounts paid in US Dollars. Euro details are for information purposes.

•        Annual Variable Remuneration for executive directors for financial year 2018

Following year-end 2018, the Annual Variable Remuneration for executive directors corresponding to said period has been determined, applying the conditions established at the beginning of the year, as established in the Remuneration Policy for BBVA Directors approved by the General Meeting on 17 March 2017 with the following settlement and payment system:

•        The Upfront Portion (40%) of the Annual Variable Remuneration of the executive directors for 2018 will be paid, if conditions are met, in equal parts in cash and shares, during the first quarter of 2019, which amounts to €479 thousand and 100,436 BBVA shares in the case of Carlos Torres Vila; and €79 thousand and 16,641 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo.

•        The Deferred Portion (60%) remaining will be deferred for a five-year period, subject to compliance with the multi-year performance indicators determined by the Board of Directors at the start of financial year 2018, calculated over the first three-year deferral period. Provided that the conditions are met, the resulting amount will vest (40% in cash and 60% in shares), under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral. All the above is subject to the settlement and payment system conditions set out in the Remuneration Policy for BBVA Directors, which includes malus and clawback arrangements and retention periods for shares.

As regards former Group Executive Chairman, Francisco González Rodríguez, his Annual Variable Remuneration for 2018 has been determined. This Annual Variable Remuneration for 2018 will be received, provided that conditions are met, in accordance with the same settlement and payment system applicable to executive directors which includes deferral rules, malus and clawback arrangements and retention periods for shares. Thus, the Upfront Portion (40%) has been determined in: €528 thousand and 110,814 BBVA shares. Accrual and payment of the Deferred Portion (remaining 60%), 40% in cash and 60% in shares, will be subject to compliance with multi-year performance indicators approved by the Board of Directors. All the above is subject to the conditions of the settlement and payment system established in the Remuneration Policy for BBVA Directors, which includes malus and clawback arrangements and withholding periods for shares.

As regards CEO Onur Genç and as aforementioned, his Annual Variable Remuneration for financial year 2018 is linked to his previous position as Chairman and CEO of BBVA Compass and has been determined in accordance with the settlement and payment system applicable for such position. Thus, providing that applicable conditions are met, 40% of Annual Variable Remuneration for 2018 will be paid in the first quarter of 2019, amounting to a total of €196 thousand(*) and 41,267 BBVA shares. Accrual and payment of the remaining 60% of the Annual Variable Remuneration for financial year 2018, 50% in cash and 50% in shares, will be deferred for a three-year period and will be subject to compliance with multi-year performance indicators set by the Board of Directors for the whole Identified Staff at the beginning of 2018 and measured over the course of the three-year period.

(*)  Euro details are for information purposes. Year-end 2018 exchange rate applied: EUR/USD 1,145001.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

The amounts corresponding to deferred shares is detailed in the section "Remuneration based on Capital/Equity Instruments" and the cash part in "Other Liabilities/Other Accruals" in the consolidated balance sheet at 31 December 2018.

•        Deferred Annual Variable Remuneration of executive directors for financial year 2015

Following year-end 2018, the deferred Annual Variable Remuneration of executive directors for financial year 2015 has been determined, with delivery, if conditions are met, corresponding during the first quarter of financial year 2019, subject to the conditions established for this purpose in the Remuneration Policy for BBVA Directors approved by the General Meeting on 13 March 2015.

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the Annual Variable Remuneration for financial year 2015 has been adjusted downwards as a consequence of result of the TSR indicator, which scale has determined a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the Annual Variable Remuneration for financial year 2015, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €612 thousand and 79,157 BBVA shares, in the case of Carlos Torres Vila, and €113 thousand and 14,667 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo, which includes the corresponding updating.

As regards the former Group Executive Chairman, Francisco González Rodríguez, his deferred Annual Variable Remuneration for financial year 2015 has been determined, to be received, providing that conditions are met, in accordance with the same settlement and payment system applicable to executive directors, amounting to a total of €1,035 thousand and 133,947 BBVA shares, which includes the corresponding updating.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

Lastly, as at year-end 2018 and in accordance with the conditions established in the remuneration policies applicable in the corresponding years, 50% and 60% of the annual variable remuneration of the executive directors corresponding to 2016 and 2017 financial years, respectively, has been deferred, to be received in future years, if applicable conditions are met, in accordance with the terms established in the remuneration policy applicable for each of such financial years.

Remuneration received by the members of Senior Management in the 2018 financial year

The members of Senior Management, excluding executive directors, who held that position as at 20 December 2018(*) (15 members) have, over the course of the 2018 financial year, received the amount of the fixed remuneration corresponding to that financial year and the Annual Variable Remuneration for the 2017 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to Senior Management in this financial year, was due to be paid to them during the first quarter of 2018.

In application of this settlement and payment system:

•          40% of the Annual Variable Remuneration due to members of the Senior Management for the 2017 financial year, 40% has been paid, as the conditions have been met, in the first quarter of the 2018 financial year (the "Upfront Portion"), in equal parts in cash and in shares.

•          The remaining 60% of the Annual Variable Remuneration, in both cash and shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (the "Deferred Portion"). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following payment schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•          The shares received as Annual Variable Remuneration will be withheld for a period of one year after their delivery, with the exception of those transferred to honor the payment of taxes arising from their delivery.

•          The deferred portion of the Annual Variable Remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•          No personal hedging strategies or insurance may be used in connection with the remuneration and the responsibility that may undermine the effects of alignment with prudent risk management.

•          The variable component of the remuneration corresponding to the financial year 2017 will be limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting.

•          Over the entire deferral and withholding period, the total Annual Variable Remuneration will be subject to variable "malus" and "clawback" arrangements.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014 financial year, in accordance with the remuneration policy applicable at that time, the Senior Management who were beneficiaries of such remuneration, have received the deferred last third of the annual variable remuneration for that financial year, which delivery corresponded to the first quarter of 2018, thus concluding payment of the deferred variable remuneration for the 2014 financial year.

(*) Date of the Board of Directors’ resolution by which organizational changes were approved in the Group.

In accordance with the above, the remuneration paid to members of the Senior Management as a whole, who held that position as at 20 December 2018, excluding executive directors, during the 2018 financial year is indicated below (itemized):

Annual Fixed Remuneration (thousands of euro) received in 2018

Senior Management total	16,129

Annual Variable Remuneration for the 2017 financial year, received in 2018
	In cash (thousands of euro)	In shares
Senior Management total	1,489	205,104

Deferred variable remuneration for the 2014 financial year, received in 2018
	In cash (thousands of euro)	In shares
Senior Management total	573	64,853

In addition, all members of Senior Management who held that position as at 20 December 2018, excluding executive directors, received remuneration in kind throughout the 2018 financial year, including insurance premiums and others, amounting to a total of €875 thousand.

At the year-end 2018 and subject to the conditions established in the remuneration policies applicable to the corresponding year for, components of the annual variable remuneration of members of the Senior Management who were beneficiaries of remunerations for the 2016 and 2017 financial years, are deferred to be received in future years, if conditions are met, in accordance with the policy applicable for each of such financial years.

As regards of those members of the Senior Management who were appointed by resolution of BBVA's Board of Directors on 20 December 2018 (5 members) have not received any remuneration for such condition, having received fixed and variable remuneration in line with their former positions and functions amounting in aggregate €1,757 thousand as Annual Fixed Remuneration; €337 thousand and 24,293 BBVA shares for Upfront Portion of the Annual Variable Remuneration for the 2017 financial year; and €33 thousand and 3,684 BBVA shares as settlement of the deferred last third of the Annual Variable Remuneration for the 2014 financial year to the Senior Management who were beneficiaries of such remuneration, including the corresponding update, as well as remuneration in kind and others for an amount of €158 thousand, all in application of the remuneration policy to which they were entitled in their condition as risk taker.

•        Annual Variable Remuneration for Senior Management for financial year 2018

Following year-end 2018, the Annual Variable Remuneration of Senior Management corresponding to said period has been determined, excluding executive directors, who held that position as at 20 December 2018 (15 members).

Therefore, the 2018 Annual Variable Remuneration to all of the Senior Management, excluding executive directors, has been determined in a total amount of €7,074 thousand, in application of the settlement and payment system for this group. The 40% of the Annual Variable Remuneration corresponding to each of will be paid, providing the conditions are met, in equal parts in cash and in shares, during the first quarter of 2019. The remaining 60% of the Annual Variable Remuneration (40% in cash and 60% in shares) will be subject to compliance with a series of multi-year indicators and to the rest of the settlement and payment system conditions set out in the remuneration policy applicable to Senior Management, which includes malus and clawback arrangements and retention periods for shares.

As regards those members of the Senior Management who were appointed by resolution of BBVA's Board of Directors on 20 December 2018 (5 members), their Annual Variable Remuneration for the 2018 year-end has been calculated in line with their former positions and functions, amounting in aggregate €633 thousand, being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as risk taker.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

•        Deferred Annual Variable Remuneration of Senior Management for financial year 2015

Following year-end 2018, the deferred Annual Variable Remuneration of Senior Management for financial year 2015 has been determined, excluding executive directors, who held that position as at 20 December 2018 (15 members).

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the Annual Variable Remuneration for financial year 2015 has been adjusted downwards as a consequence of result of the TSR indicator, which scale has determined a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the Annual Variable Remuneration for financial year 2015 to be paid to Senior Management beneficiaries of such remuneration, if applicable conditions are met, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €2,936 thousand and 382,407 BBVA shares, which includes the corresponding updating.

As regards those members of the Senior Management who were appointed by resolution of BBVA's Board of Directors on 20 December 2018 (5 members) that were entitled to such deferred remuneration, their Annual Variable Remuneration for financial year 2015 has been calculated in line with their former positions and functions, amounting in aggregate €110 thousand and 14,203 BBVA shares, which includes the corresponding updating and being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as a Group's risk takers.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

•        Remuneration system with deferred delivery of shares for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders' Meeting held on 18 March 2006 and extended by resolutions of the General Shareholders' Meetings held on 11 March 2011 and 11 March 2016 for an additional period of five years in each case.

This system involves the annual allocation to non-executive directors of a number of "theoretical shares" of BBVA equivalent to 20% of the total remuneration received in cash received by each director in the previous financial year. This is calculated according to the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the Annual General Shareholders' Meetings that approve the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for reasons other than serious breach of their duties.

The "theoretical shares" allocated in 2018 to each non-executive director beneficiaries of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration in cash received by each of them in 2017, are as follows:

	Theoretical shares allocated in 2018	Theoretical shares accumulated as at 31 December 2018
Tomás Alfaro Drake	10,367	83,449
José Miguel Andrés Torrecillas	12,755	36,565
Belén Garijo López	7,865	34,641
Sunir Kumar Kapoor	4,811	8,976
Carlos Loring Martínez de Irujo	11,985	98,876
Lourdes Máiz Carro	7,454	23,160
José Maldonado Ramos	11,176	78,995
Juan Pi Llorens	11,562	54,171
Susana Rodríguez Vidarte	12,425	104,983
Total (1)	90,400	523,816

(1)  In addition, in 2018, 10,188 "theoretical shares" were allocated to José Antonio Fernández Rivero, who stepped down as a director on 16 March 2018.

•        Pension commitments

At the end of the 2018 financial year, the Bank has pension commitments in favor of the executive directors Carlos Torres Vila and José Manuel González-Páramo Martínez-Murillo to cover contingencies for retirement, disability and death, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank.

With regard to Carlos Torres Vila, the Remuneration Policy for BBVA Directors provides for a benefits framework according to which he is entitled, provided that he does not leave his position as Chief Executive Officer due to serious breach of duties, to receive a retirement pension when he reaches the legally established retirement age, in the form of capital or income. The amount of this pension shall result from the funds accumulated by the Bank up to December 2016 to cover the commitments under his previous benefits scheme, plus the sum of the annual contributions made by the Bank from 1 January 2017 to cover said pension, as well as the corresponding accumulated yields.

The amount set out in the Remuneration Policy for BBVA Directors as annual contribution to cover retirement benefit under the defined-contribution scheme for Carlos Torres Vila is €1,642 thousand.

15% of the aforementioned agreed annual contribution will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with this Policy.

Should the contractual relationship be terminated before he reaches the retirement age for reasons other than serious breach of duties, the retirement pension due to Carlos Torres Vila upon reaching the legally established retirement age will be calculated based on the total contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for Carlos Torres Vila, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage the death and disability contingencies of his benefits system.

In line with the above, during the 2018 financial year, €1,896 thousand has been recorded to meet the benefits commitments for Carlos Torres Vila, amount which includes the contribution to the retirement contingency (€1,642 thousand) and to death and disability (€212 thousand), as well as €42 thousand corresponding to the adjustments made to the amount of "discretionary pension benefits" from 2017, as declared at 2017 year-end and which had to be recorded in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Carlos Torres Vila amounts to €18,581 thousand as at 31 December 2018.

15% of the agreed annual contribution to retirement (€246 thousand) has been recognized in 2018 as "discretionary pension benefits". Following year-end 2018, this amount has been adjusted according to the criteria established to determine Carlos Torres Vila's Annual Variable Remuneration for 2018. Accordingly, the "discretionary pension benefits" for the financial year have been determined in an amount of €245 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

In the case of José Manuel González-Páramo Martínez-Murillo, the pension system provided for in the Remuneration Policy for BBVA Directors establishes an annual contribution of 30% of his Annual Fixed Remuneration, to cover the contingency of his retirement, as well as the payment of the corresponding insurance premiums in order to top up the coverage of death and disability.

15% of the aforementioned agreed annual contribution will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with this Policy.

José Manuel González-Páramo Martínez-Murillo, upon reaching retirement age, will be entitled to receive, in the form of capital or income, the benefits arising from contributions made by the Bank to cover pension commitments, plus the corresponding yield accumulated up to that date, provided he does not leave his position due to serious breach of duties. In the event of voluntary termination of contractual relationship by the director before retirement, the benefits will be limited to 50% of the contributions made by the Bank up to that date, as well as the corresponding accumulated yield, with no additional contributions to be made by the Bank upon termination.

With respect to the commitments to cover the contingencies for death and disability benefits for José Manuel González-Páramo Martínez-Murillo, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage the death and disability contingencies of his benefits system.

In line with the above, during the 2018 financial year, €405 thousand has been recorded to meet the benefits commitments for José Manuel González-Páramo Martínez-Murillo, amount which includes the contribution to the retirement contingency (€250 thousand) and to death and disability (€147 thousand), as well as €8 thousand corresponding to the adjustments made to the amount of "discretionary pension benefits" from 2017, as declared at 2017 year-end and which had to be recorded in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with José Manuel González-Páramo amounts to €1,067 thousand as at 31 December 2018.

15% of the agreed annual contribution to retirement (€38 thousand) has been recognized in 2018 as "discretionary pension benefits". Following year-end 2018, this amount has been adjusted according to the criteria established to determine José Manuel González-Páramo Martínez-Murillo’s Annual Variable Remuneration for 2018. Accordingly, the "discretionary pension benefits" for the financial year have been determined in an amount of €42 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

As of 31 December 2018 there are no other pension commitments undertaken in favor of other executive directors.

Likewise, during the 2018 financial year, €4,754 thousand has been recorded to meet the benefits commitments undertaken with members of the Senior Management, excluding executive directors, who held said position as at 20 December 2018 (15 members), amount which includes the contribution to the retirement contingency (€3,883 thousand) and to death and disability (€831 thousand), as well as €40 thousand corresponding to the adjustments made to the amount of "discretionary pension benefits" from 2017, as declared at 2017 year-end and which had to be recorded in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Senior Management amounts to €57,429 thousand as at 31 December 2018.

15% of the agreed annual contributions for members of Senior Management who held that position as at 20 December 2018 will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.

To this end, of the agreed annual contribution to retirement, an amount of €571 thousand has been recognized in 2018 as "discretionary pension benefits". Following year-end 2018, this amount has been adjusted according to the criteria established to determine the Annual Variable Remuneration of the Senior Management for 2018. Accordingly, the "discretionary pension benefits" for the financial year, corresponding to members of the Senior Management who held that position as at 20 December 2018, have been determined in an amount of €555 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

During the 2018 financial year, €146 thousand has been recorded to meet the benefits commitments undertaken with the members of the Senior Management, excluding executive directors, who were appointed by BBVA's Board of Directors on 20 December 2018 (five members), pursuant to the commitments made by the Bank with each of them in relation to their previous positions and functions, with such amount including both the contribution to retirement contingency(€97 thousand) as well as to death and disability (€49 thousand), with the fund accumulated to meet retirement commitments for this group amounting to a total of €1,713 thousand.

Termination of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments to pay severance payments to executive directors.

The contractual framework defined in the aforementioned Policy for Carlos Torres Vila and for the executive director José Manuel González-Páramo Martínez-Murillo, includes a post-contractual non-compete agreement for a period of two years after they cease as BBVA executive directors, in accordance to which they will receive remuneration from the Bank for an amount equivalent to one Annual Fixed Remuneration for each year of duration of the non-compete arrangement , which shall be paid periodically over the course of the two years, provided that they leave their positions as executive directors for reasons other than retirement, disability or serious breach of duties.

55.   Other information

55.1  Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2018, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Justice Order JUS/471/2017, of May 19, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

55.2  Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash during 2018, 2017 and 2016 (cash basis dividend, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”. See Notes 4 and 26 for a complete analysis of all remuneration awarded to the shareholders.

Dividends Paid ("Dividend Option" not included)
		2018			2017			2016
	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	51.02%	0.25	1,667	34.69%	0.17	1,125	32.65%	0.16	1,028
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	51.02%	0.25	1,667	34.69%	0.17	1,125	32.65%	0.16	1,028
Dividends with charge to income	51.02%	0.25	1,667	34.69%	0.17	1,125	32.65%	0.16	1,028
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

Ordinary earnings and ordinary income by operating segment

The detail of the consolidated profit for each operating segment is as follows as of December 31 2018, 2017 and 2016:

Profit Attributable by Operating Segments
	Notes	2018	2017	2016
Banking Activity in Spain		1,522	1,374	912
Non-Core Real Estate		(78)	(490)	(595)
United States		735	486	459
Mexico		2,384	2,187	1,980
Turkey		569	826	599
South America		591	861	771
Rest of Eurasia		93	125	151
Subtotal operating segments		5,818	5,368	4,276
Corporate Center		(494)	(1,848)	(801)
Profit attributable to parent company	6	5,324	3,519	3,475
Non-assigned income		-	-	-
Elimination of interim income (between segments)		-	-	-
Other gains (losses) (*)		827	1,243	1,218
Income tax and/or profit from discontinued operations		2,295	2,169	1,699
Operating profit before tax	6	8,446	6,931	6,392

(*)  Profit attributable to non-controlling interests.

Interest income by geographical area

The breakdown of the balance of “Interest income and other income” in the accompanying consolidated income statements by geographical area is as follows:

Interest Income. Breakdown by geographical area (Millions of euros)
	Notes	2018	2017	2016
Domestic		4,952	5,093	5,962
Foreign		24,879	24,203	21,745
European Union		509	422	291
Eurozone		391	239	291
No eurozone		117	183	-
Other countries		24,370	23,781	21,455
Total	37.1	29,831	29,296	27,708

56.   Subsequent events

On January 15, 2019, BBVA announced its irrevocable decision to early redeem, on February 19, 2019, the issuance of preferred securities contingently convertible (additional tier 1 instrument) carried out by the Bank on February 19, 2014, for an amount of €1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained (see Note 22.4).

The Board of Directors, in their meeting on January 31, 2019, agreed on carrying out an issuance of bonds convertible into ordinary shares of BBVA with exclusion of pre-emptive subscription rights, under the power delegated by the General Shareholders' Meeting of the Company held on March 17, 2017 under the fifth item on the agenda which is pending to be executed.

On February 1, 2019 it was announced that it was foreseen to submit to the consideration of the corresponding government bodies the proposal of cash payment in a gross amount of euro 0.16 per share to be paid in April as final dividend for 2018 (see Note 4).

On February 14, 2019, the results of the supervisory review and evaluation process (SREP) were announced.

On 19 February, BBVA announced the irrevocable decision to early redeem, on April 11, the issuance of subordinated bonds (Subordinated Notes) that has been computed as Tier 2 capital for an amount of €1.5 billion, coinciding with the Optional Amortization date of said issue, and once the prior consent from the Regulator has been obtained.

From January 1, 2019 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.63	49.37	100.00	21	24	3	20	1
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	17	26	8	16	2
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,569	1,642	38	1,863	(259)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	113	80	-	59	21
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1,485	2,381	893	1,678	(190)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	53	57	4	32	21
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	23	62	53	6	2
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	10	9	1	-
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	-	100.00	100.00	-	3	3	-	-
APLICA TECNOLOGIA AVANZADA SA DE CV	MEXICO	SERVICES	100.00	-	100.00	203	232	21	214	(3)
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	855	855	-	855	1
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	12	34	10	14	9
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	118	4	105	9
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	58	131	67	58	6
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	12	1	10	-
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	64	114	35	64	15
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	5	27	21	5	1
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	22	52	28	22	2
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	-	100.00	100.00	28	60	23	28	9
AZLO BUSINESS, INC	UNITED STATES	SERVICES	-	100.00	100.00	11	12	1	18	(8)
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	-	100.00	110	2,850	2,652	168	30
BANCO INDUSTRIAL DE BILBAO SA	SPAIN	BANKING	-	99.93	99.93	46	45	-	60	(15)
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	-	100.00	100.00	48	403	355	44	5
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	52	296	174	140	(18)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	21	21	-	16	5
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	2	1	1	-
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	614	-	604	10
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA ASSET MANAGEMENT CONTINENTAL SA SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	15	18	3	11	4
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	111	55	(41)	98
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	29	32	4	19	10
BBVA AUTOMERCANTIL COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	4	26	21	4	-
BBVA BANCO CONTINENTAL SA	PERU	BANKING	-	46.12	46.12	998	19,382	17,212	1,747	423
BBVA BANCO FRANCES SA	ARGENTINA	BANKING	39.97	26.58	66.55	157	8,189	7,166	1,047	(23)
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	14	31	17	9	5
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	69	269	199	60	9
BBVA BANCOMER SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	8,633	87,919	79,560	6,374	1,985
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
BBVA BANCOMER SEGUROS SALUD SA DE CV	MEXICO	INSURANCES SERVICES	-	100.00	100.00	13	23	10	12	2
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	38	197	159	27	11
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRASIL	BANKING	100.00	-	100.00	16	28	3	25	-
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	INSURANCES SERVICES	99.94	0.06	100.00	-	15	3	8	4
BBVA BROKER SA	ARGENTINA	INSURANCES SERVICES	-	99.99	99.99	-	9	2	2	5
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	355	16,793	15,572	1,035	186
BBVA COMPASS BANCSHARES INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,703	11,817	41	11,131	645
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	230	432	210	217	5
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	38	40	2	29	9
BBVA COMPASS PAYMENTS INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	88	88	-	73	15
BBVA CONSOLIDAR SEGUROS SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	8	82	55	22	4
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	5	3	2	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	21	135	115	17	3
BBVA DATA & ANALYTICS SL	SPAIN	SERVICES	-	100.00	100.00	6	5	2	3	1
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	INSURANCES SERVICES	-	100.00	100.00	5	5	-	3	2
BBVA FINANZIA SPA	ITALY	IN LIQUIDATION	100.00	-	100.00	4	13	10	4	-
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	11	15	5	11	-
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	4	5	1	5	(1)
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUNDS MANAGEMENT	100.00	-	100.00	10	10	-	8	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	179	175	4	-
BBVA GLOBAL MARKETS BV	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	2,562	2,561	-	-
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	139	348	-	273	75
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SPAIN	SERVICES	76.00	-	76.00	1	6	5	1	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	422	369	50	3
BBVA INTERNATIONAL PREFERRED SOCIEDAD ANONIMA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	36	35	-	-
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	2	52	48	2	1
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	888	751	127	10
BBVA LUXINVEST SA	LUXEMBOURG	PENSION FUNDS MANAGEMENT	36.00	64.00	100.00	-	2	1	(1)	1
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	10	96	69	10	17
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	19	41	18	20	3
BBVA NOMINEES LIMITED	UNITED KINGDOM	IN LIQUIDATION	100.00	-	100.00	-	-	-	-	-
BBVA OP3N S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	4	(1)	(1)
BBVA OPEN PLATFORM INC	UNITED STATES	SERVICES	-	100.00	100.00	1	2	1	8	(7)
BBVA PARAGUAY SA	PARAGUAY	BANKING	100.00	-	100.00	23	1,923	1,741	150	32
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	40	13	16	11
BBVA PLANIFICACION PATRIMONIAL SL	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	26	15	5	7
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	8	1	6	1
BBVA RE DAC	IRELAND	INSURANCES SERVICES	-	100.00	100.00	39	68	25	48	(6)
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	192	398	205	187	6
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	90	68	13	9
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	402	282	86	33
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	713	17,303	16,509	484	309
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	8	-	7	-
BBVA SUIZA SA (BBVA SWITZERLAND)	SWITZERLAND	BANKING	100.00	-	100.00	98	832	719	108	4
BBVA TRADE, S.A. (**)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	42	37	5	-
BBVA TRANSFER SERVICES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	66	118	51	57	9
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	5	6	1	4	1
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8	8	-	6	2
BEEVA TEC OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	2	2	-	-
BEEVA TEC SA DE CV	MEXICO	SERVICES	-	100.00	100.00	1	6	3	2	1
BILBAO VIZCAYA HOLDING SA	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	51	234	141	90	3
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-	2	-
CAIXA MANRESA IMMOBILIARIA SOCIAL SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	3	-	3	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	91	90	1	-
CARTERA E INVERSIONES SA CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	224	120	(83)	186
CASA DE BOLSA BBVA BANCOMER SA DE CV	MEXICO	SECURITIES DEALER	-	100.00	100.00	48	57	8	21	27
CATALONIA GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	1	-	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1	4	2	2	-
CATALUNYACAIXA CAPITAL SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	88	7	76	5
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	-	100.00	328	324	8	303	14
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	-	100.00	2	8	6	3	-
CDD GESTIONI S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	12	2	6	4
CETACTIUS SL	SPAIN	REAL ESTATE	100.00	-	100.00	1	1	-	1	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	1	15	-
CIDESSA UNO SL	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	283	251	(50)	83
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	60	6	54	-
CLUB GOLF HACIENDA EL ALAMO, S.L.	SPAIN	IN LIQUIDATION	-	97.87	97.87	1	2	1	-	1
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	4	9	5	3	1
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	719	280	(59)	498
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	10,950	84,383	73,398	10,267	718
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,203	7,203	-	7,116	88
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	43	54	10	43	-
COMPASS INSURANCE TRUST	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,305	6,305	-	6,218	87
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	72	72	-	71	1
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) This company has an equity loan from CARTERA E INVERSIONES S.A., CIA DE.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,857	2,950	98	2,783	69
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,213	5,229	5	5,151	73
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.00	53.89	100.00	1	2	1	2	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	8	1	6	1
CONTINENTAL BOLSA SDAD. AGENTE DE BOLSA SA	PERU	SECURITIES DEALER	-	100.00	100.00	6	103	98	4	2
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	52	52	-	-
CONTINENTAL SOCIEDAD TITULIZADORA SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	6	11	5	5	1
COPROMED SA DE CV	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,577	-	1,642	(65)
COVAULT, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	1	1	2	(2)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	4	8	4	-	3
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	4	1	2	-
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	-	1	3	(3)
DENIZEN GLOBAL FINANCIAL SAU	SPAIN	PAYMENT ENTITIE	100.00	-	100.00	2	4	1	4	(1)
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	98	147	20	133	(5)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	25	30	4	14	11
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6	6	-	6	-
EL MILANILLO, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	13	6	9	(3)
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	6	3	3	-
ENTIDAD DE PROMOCION DE NEGOCIOS SA	SPAIN	HOLDING	-	99.88	99.88	15	17	-	17	-
ENTRE2 SERVICIOS FINANCIEROS E.F.C SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	8	-	8	-
EUROPEA DE TITULIZACION SA SGFT .	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	34	2	28	4
EXPANSION INTERCOMARCAL SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	16	17	-	16	-
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	MEXICO	REAL ESTATE	-	42.40	42.40	-	1	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	46	46	-	41	6
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	4	8	5	4	-
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	-	2	-	2	-
FIDEICOMISO N.989 EN THE BANK OF NEW YORK MELLON SA INSTITUCION DE BANCA MULTIPLE FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	79	79	(3)	3
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
FIDEICOMISO Nº 711 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	13	14	(1)	-
FIDEICOMISO Nº 752 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	7	7	-	-
FIDEICOMISO Nº 847 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	39	38	-	1
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	7	13	6	6	1
FINANCEIRA DO COMERCIO EXTERIOR SAR.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	11	12	1	16	(6)
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L.	SPAIN	IN LIQUIDATION	-	60.00	60.00	-	-	-	-	-
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	-	100.00	100.00	2	1	-	1	-
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	5	46	41	5	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	39	373	336	32	5
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	244	3,014	2,785	161	68
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	4	3	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	348	50	299	(1)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	269	2,216	1,930	258	28
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	TURKEY	SERVICES	-	100.00	100.00	13	17	4	12	2
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,316	3,321	(3)	(3)
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	126	266	120	67	79
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	19	399	376	29	(6)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	INSURANCES SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	OTHER HOLDING	-	100.00	100.00	2	302	301	-	1
GARANTI FINANSAL KIRALAMA AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	149	995	846	133	16
GARANTI HIZMET YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	1	-	1	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	228	340	-	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	-	-	-	-
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	6	3	3	1
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	16	19	2	11	5
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	29	56	27	19	11
GARANTI YATIRIM ORTAKLIGI AS	TURKEY	INVESTMENT COMPANY	-	3.61	95.49	-	6	-	6	-
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	578	4,278	3,703	560	14
GARRAF MEDITERRANIA, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	1	2	-
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	-	100.00	8	20	8	14	(2)
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	3	5	2	2	1
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	-	100.00	3	4	-	3	-
GESCAT POLSKA SP ZOO	POLAND	REAL ESTATE	100.00	-	100.00	10	10	-	9	1
GESCAT SINEVA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-	6	-
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	93	107	14	98	(6)
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	28	1	21	6
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	-	2	-
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	-	100.00	409	966	558	395	14
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
GRUPO FINANCIERO BBVA BANCOMER SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	9,642	-	7,323	2,318
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	32	32	-	32	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-	-	-
HABITATGES FINVER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	2	-	1	-
HABITATGES JUVIPRO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U.(**)	SPAIN	INSURANCES SERVICES	-	100.00	100.00	-	2	4	(1)	(2)
HOLVI DEUTSCHLAND SERVICE GMBH	GERMANY	SERVICES	-	100.00	100.00	-	-	-	-	-
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	32	5	2	12	(9)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	404	404	-	398	6
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	399	399	-	393	6
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	26	34	9	25	-
INMUEBLES Y RECUPERACIONES CONTINENTAL SA	PERU	REAL ESTATE	-	100.00	100.00	40	41	1	39	1
INPAU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	101	103	-	105	(3)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	10	2	4	3
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC NV	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.01	16	52	2	45	5
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100	-	100.00	1	1	-	-	1
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	40	41	1	40	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
IRIDION SOLUCIONS IMMOBILIARIES SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	3	1	2	-
JALE PROCAM, S.L.	SPAIN	IN LIQUIDATION	-	50.00	50.00	-	3	56	(49)	(4)
L'EIX IMMOBLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	9	7	2	-
LIQUIDITY ADVISORS LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,116	1,124	2	1,108	14
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	3	1	2	1
MICRO SPINAL LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	37	185	158	23	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	16	14	1	1
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	-	-	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	22	35	13	15	6
NEWCO PERU SAC	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	1,005	-	829	176
NOIDIRI SL	SPAIN	REAL ESTATE	100.00	-	100.00	-	-	-	-	-
NOVA TERRASSA 3, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-	6	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	19	23	4	20	-
OPENPAY S.A.P.I DE C.V.	MEXICO	PAYMENT ENTITIES	-	100.00	100.00	15	2	1	1	-
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	1	1	-
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) These companies have an equity loan from BILBAO VIZCAYA HOLDING, S.A.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	-	100.00	1	41	11	24	6
OPPLUS SAC	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
P.I. HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	4	2	1	-
PECRI INVERSION SA	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	163	164	-	148	15
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	185	4,629	4,449	140	41
PERSONAL DATA BANK SLU	SPAIN	SERVICES	-	100.00	100.00	-	-	-	-	-
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	339	361	20	336	5
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	83	83	-	83	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	26	26	-	25	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	-	8	-
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	39	101	65	49	(13)
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	10	9	1	-
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	5	-	5	-
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	8	6	1	1
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	29	22	6	1
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	8	6	2	-
PROMOU GLOBAL, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	18	45	28	7	11
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	4	-	-
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	-	99.50	99.50	31	64	20	33	10
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	71	71	-	70	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	2	1	-	1
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROV-INFI-ARRAHONA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	9	3	4	2
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	8	7	2	-
PUERTO CIUDAD LAS PALMAS, S.A. (**)	SPAIN	REAL ESTATE	-	96.64	96.64	-	21	45	(18)	(6)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	15	3	10	2
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	39	126	109	15	2
RENTRUCKS ALQUILER Y SERVICIOS DE TRANSPORTE SA	SPAIN	INACTIVE	100.00	-	100.00	1	1	-	2	(1)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	3	3	-	2	-
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,324	1,324	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	742	739	-	725	14
SAGE OG I, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	4	-	4	-
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	-	100.00	5	6	-	5	-
SATICEM IMMOBILIARIA SL	SPAIN	REAL ESTATE	100.00	-	100.00	15	15	-	15	-
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-	2	-
SEGUROS BBVA BANCOMER SA DE CV GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	335	4,199	3,865	124	210
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	7	7	7	-	-
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) These companies have an equity loan from CATALUNYA CAIXA INMOBILIARIA, S.A

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	6	2	5	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	3	17	14	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	10	26	15	8	2
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	-	1	1	-	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	50	59	9	80	(30)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	-	100.00	79	83	8	81	(5)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO SA	SPAIN	PAYMENT INSTITUIONS	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18 SA (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	10	13	1	13	(1)
TEXAS LOAN SERVICES LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,129	1,130	-	1,112	17
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	15	22	8	14	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	33	35	-	34	1
TURKIYE GARANTI BANKASI AS	TURKEY	BANKING	49.85	-	49.85	5,509	59,390	51,556	6,670	1,163
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	49	20	27	2
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	-	100.00	359	1,038	496	500	42
UPTURN FINANCIAL INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	2	(1)
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	-	3	2	-	-
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group

Acquisitions or increases of interest ownership in consolidated subsidiaries

			% Legal share of participation			Millions of Euros (**)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	18	11	7	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	39.06	-	39.06	138	3,078	2,796	330	(48)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	5	10	1	9	1
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	18	753	693	58	3
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	27	75	22	52	1
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC INSTITUTIONS	16.67	-	16.67	22	138	6	124	9
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	ELECTRONIC MONEY ENTITIES	-	20.96	20.96	2	49	37	4	8
DIVARIAN PROPIEDAD, S.A.U.	SPAIN	REAL ESTATE	-	-	20.00	591	3,014	57	2,936	20
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	3	12	-	12	-
METROVACESA SA	SPAIN	REAL ESTATE	9.44	11.41	20.85	508	2,577	184	2,402	(9)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	20.00	-	20.00	12	121	60	51	11
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	40.00	40.00	12	209	179	31	(2)
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	-	46.14	46.14	9	18	-	17	1
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	SPAIN	FINANCIAL SERVICES	28.72	-	28.72	9	38	8	27	3
SOLARISBANK AG	GERMANY	BANKING	-	18.76	18.76	37	212	158	56	(2)
TELEFONICA FACTORING ESPAÑA SA	SPAIN	FINANCIAL ASSETS	30.00	-	30.00	4	59	46	7	6
TF PERU SAC	PERU	FINANCIAL ASSETS	-	24.30	24.30	1	5	1	3	2
JOINT VENTURES (*)
ADQUIRA MEXICO SA DE CV	MEXICO	COMMERCIAL	-	50.00	50.00	2	5	2	3	-
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITIES DEALER	50.00	-	50.00	69	2,711	2,574	127	10
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	-	50.00	50.00	7	15	-	14	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	5	58	-
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	13	77	52	25	1
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	-	42.40	42.40	7	17	-	17	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	MEXICO	REAL ESTATE	-	32.25	32.25	55	171	-	171	-
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	1	2	-	4	(2)
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	50.00	50.00	10	96	76	22	(2)
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	32	379	314	61	5
REAL ESTATE DEAL II SA	SPAIN	IN LIQUIDATION	20.06	-	20.06	4	20	-	18	2
VITAMEDICA ADMINISTRADORA, S.A. DE C.V	MEXICO	SERVICES	-	51.00	51.00	5	16	8	6	2
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	51.00	51.00	15	195	166	34	(5)
(*) Joint ventures incorporated by the equity method.
(**) In foreign companies the exchange rate of December 31, 2018 is applied.

APPENDIX III Changes and notification of participations in the BBVA Group in 2018

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Year	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)	Category
ENTIDAD DE PROMOCION DE NEGOCIOS SA	ACQUISITION	RENT HOLDING	-	-	0.02%	99.88%	10-May-18	SUBSIDIARY
BBVA BROKER SA	ACQUISITION	INSURANCES SERVICES	-	-	4.99%	99.99%	01-Oct-18	SUBSIDIARY
BBVA HOLDING CHILE SA	FOUNDING AND SPLIT	INVESTMENT COMPANY	-	-	100.00%	100.00%	23-Jan-18	SUBSIDIARY
HOLVI DEUTSCHLAND SERVICE GMBH	FOUNDING	SERVICES	-	-	100.00%	100.00%	01-May-18	SUBSIDIARY
PERSONAL DATA BANK SLU	FOUNDING	SERVICES	-	-	100.00%	100.00%	01-Jun-18	SUBSIDIARY
DOMICILIA TREBOLBLUE SA	FOUNDING	HOLDING ENT.	-	-	100.00%	100.00%	03-Jul-18	SUBSIDIARY
ONUTPEN 2018 SL	FOUNDING	INVESTMENT COMPANY	-	-	100.00%	100.00%	21-Aug-18	SUBSIDIARY
GARANTI YATIRIM ORTAKLIGI AS	CAPITAL INCREASE	INVESTMENT COMPANY	-	-	0.31%	95.49%	01-Dec-18	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2018 (continued)

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Year	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL) SA	MERGER	BANKING	-	-	100.00%	-	1-Oct-18	SUBSIDIARY
PROMOCION EMPRESARIAL XX SA	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	17-Dec-18	SUBSIDIARY
BBVA RENTING, S.A.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	2-Jul-18	SUBSIDIARY
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	DISPOSAL	BANKING	-	-	68.19%	-	6-Jul-18	SUBSIDIARY
BBVA CORREDORES DE BOLSA LIMITADA	DISPOSAL	SECURITIES DEALER	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	DISPOSAL	FINANCIAL SERVICES	-	-	97.49%	-	6-Jul-18	SUBSIDIARY
BBVA ASESORIAS FINANCIERAS, S.A.	DISPOSAL	FINANCIAL SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	DISPOSAL	FINANCIAL SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA FACTORING LIMITADA (CHILE)	DISPOSAL	FINANCIAL SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	DISPOSAL	INSURANCES SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BANCOMER FINANCIAL SERVICES INC.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	6-Dec-18	SUBSIDIARY
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	DISPOSAL	SERVICES	(8)	-	100.00%	-	18-Jul-18	SUBSIDIARY
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	DISPOSAL	SERVICES	-	-	100.00%	-	18-Jul-18	SUBSIDIARY
BBVA SUBORDINATED CAPITAL SOCIEDAD ANONIMA	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	18-Dec-18	SUBSIDIARY
BBVA SENIOR FINANCE SAU	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	18-Dec-18	SUBSIDIARY
BBVA INMOBILIARIA E INVERSIONES, S.A.	DISPOSAL	REAL ESTATE	3	-	68.11%	-	6-Jul-18	SUBSIDIARY
HOMEOWNERS LOAN CORPORATION	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	1-Dec-18	SUBSIDIARY
BBVA RENTAS E INVERSIONES LIMITADA	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	30-Apr-18	SUBSIDIARY
BBVA SERVICIOS CORPORATIVOS LIMITADA	DISPOSAL	SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
DIVARIAN DESARROLLOS INMOBILIARIOS, S.L.U	DISPOSAL	REAL ESTATE	-	-	100.00%	-	10-Oct-18	SUBSIDIARY
BBVA INVERSIONES CHILE, S.A.	DISPOSAL	INVESTMENT COMPANY	863	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA SEGUROS DE VIDA, S.A.	DISPOSAL	SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
GUARANTY PLUS PROPERTIES, INC-1	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-18	SUBSIDIARY
GUARANTY PLUS PROPERTIES LLC-2	LIQUIDATION	FINANCIAL SERVICES	(1)	-	100.00%	-	1-Aug-18	SUBSIDIARY
4D INTERNET SOLUTIONS, INC	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	18-Dec-18	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2018 (continued)

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Year	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
PARTICIPACIONES ARENAL, S.L.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	0.00%	7-Aug-18	SUBSIDIARY
CAIXASABADELL TINELIA, S.L.	MERGER	INVESTMENT COMPANY	-	-	100.00%	0.00%	18-Jul-18	SUBSIDIARY
HABITATGES INVERVIC, S.L.	LIQUIDATION	REAL ESTATE	-	-	35.00%	0.00%	22-Feb-18	SUBSIDIARY
PROCAMVASA, S.A.	LIQUIDATION	REAL ESTATE	-	-	51.00%	0.00%	4-May-18	SUBSIDIARY
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	MERGER	INSURANCES SERVICES	-	-	100.00%	0.00%	23-Jan-18	SUBSIDIARY
VOLJA LUX, SARL	LIQUIDATION	INVESTMENT COMPANY	-	-	71.78%	0.00%	29-Jan-19	SUBSIDIARY
CX PROPIETAT, FII	LIQUIDATION	REAL ESTATE INVESTMENT	-	-	94.96%	0.00%	30-Jun-18	SUBSIDIARY
VOLJA PLUS SL	LIQUIDATION	INVESTMENT COMPANY	-	-	75.40%	0.00%	1-Oct-18	SUBSIDIARY
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS SA	LIQUIDATION	REAL ESTATE	-	-	100.00%	0.00%	20-Dec-18	SUBSIDIARY
SCALDIS FINANCE, S.A.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	0.00%	1-Apr-18	SUBSIDIARY
ONUTPEN 2018 SL	DISPOSAL	INVESTMENT COMPANY	-	-	100.00%	0.00%	31-Oct-18	SUBSIDIARY
DOMICILIA TREBOLBLUE SA	MERGER	OTHER HOLDING	-	-	100.00%	0.00%	19-Dec-18	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2018 (continued)

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Year	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)	Category
LEVENT YAPILANDIRMA YONETIMI AS	FOUNDING	SERVICES	-	-	22.13%	22.13%	14-Dec-18	ASSOCIATED
ATOM BANK PLC	INCREASE TO WHICH OTHER MEMERS DO NOT ASSIST	BANKING	99	-	9.16%	39.06%	01-May-18	ASSOCIATED
SR2 SOCIEDAD DE MEDIOS DE PAGO S.A.	FOUNDING AND SPLIT	PAYMENT ENTITIES	1	-	28.72%	28.72%	01-Jan-18	ASSOCIATED
SOCIEDADE ALTITUDE SOFTWARE-SISTEMA E SERCIÇOS SA	FOUNDING	SERVICES	-	-	31.55%	31.55%	02-Apr-18	JOINT VENTURE
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	FOUNDING	PAYMENT ENTITIES	-	-	18.11%	18.11%	30-Apr-18	ASSOCIATED
SOLARISBANK AG	ACQUISITION	BANKING	38	-	18.76%	18.76%	01-Oct-18	ASSOCIATED
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	FOUNDING	INVESTMENT COMPANY	-	-	75.00%	75.00%	01-Dec-18	JOINT VENTURE
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	CAPITAL INCREASE	ELECTRONIC MONEY ENTITIES	-	-	0.68%	20.96%	01-Aug-18	ASSOCIATED

Changes and notification of participations in the BBVA Group in 2018 (continued)

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Year	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
FIDEICOMISO F/404180-2 BBVA BANCOMER SERVICIOS GOLF ZIBATA	DISPOSAL	REAL ESTATE	-	30.00%	-	15-Feb-18	JOINT VENTURE
SISTARBANC S.R.L.	DISPOSAL	FINANCIAL SERVICES	-	26.66%	-	13-Sep-18	ASSOCIATE
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA	DISPOSAL	REAL ESTATE	22	30.00%	-	15-Feb-18	JOINT VENTURE
OPERADORA ZIBATA S. DE R.L. DE C.V.	DISPOSAL	SERVICES	-	30.00%	-	15-Feb-18	ASSOCIATE
FERROMOVIL 3000, S.L.	DISPOSAL	SERVICES	12	20.00%	-	29-May-18	JOINT VENTURE
FERROMOVIL 9000, S.L.	DISPOSAL	SERVICES	8	20.00%	-	29-May-18	JOINT VENTURE
DIVARIAN PROPIEDAD, S.A.U.	DISPOSAL	REAL ESTATE	-	80.00%	20.00%	10-Oct-18	ASSOCIATE
TELEFONICA FACTORING CHILE, S.A.	DISPOSAL	FINANCIAL SERVICES	-	24.30%	-	06-Jul-18	ASSOCIATE
ALTITUDE SOFTWARE SGPS, S.A.	MERGER	SERVICES	-	31.55%	-	01-Apr-18	JOINT VENTURE
METROVACESA SA	DISPOSAL	REAL ESTATE	2	7.66%	20.85%	06-Feb-18	ASSOCIATE
TESTA RESIDENCIAL SOCIMI SAU	DISPOSAL	REAL ESTATE INVESTMENT TRUST	28	26.87%	-	21-Dec-18	ASSOCIATE
PARQUE RIO RESIDENCIAL, S.L.	DISPOSAL	REAL ESTATE	8	50.00%	-	27-Apr-18	JOINT VENTURE
AVANTESPACIA INMOBILIARIA, S.L.	DISPOSAL	REAL ESTATE	3	30.01%	-	28-Dec-18	JOINT VENTURE
BATEC ORTO DISTRIBUCION S.L.	LIQUIDATION	COMMERCIAL	-	100.00%	-	07-Jun-18	JOINT VENTURE
HABITATGES CIMIPRO, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	12-Mar-18	JOINT VENTURE
SOLARVOLAR, S.L.	LIQUIDATION	REAL ESTATE	-	45.00%	-	08-Feb-18	JOINT VENTURE
PROMOCIONES MIES DEL VALLE, S.L.	DILUTION EFFECT	REAL ESTATE	-	51.00%	-	01-Oct-18	JOINT VENTURE
TEIN CENTRO TECNOLOGICO DEL PLASTICO, S.L.	DILUTION EFFECT	SERVICES	-	40.00%	-	01-Sep-18	JOINT VENTURE
HABITATGES SOCIALS DE CALAF S.L	DISPOSAL	REAL ESTATE	-	40.00%	-	04-Apr-18	JOINT VENTURE
SR2 SOCIEDAD DE MEDIOS DE PAGO S.A.	MERGER	PAYMENT ENTITIES	-	28.72%	-	01-Apr-18	ASSOCIATE

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2018

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BBVA BANCO CONTINENTAL SA	BANKING	-	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	-	48.00
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	-	60.00
URBANIZADORA SANT LLORENC SA	NO ACTIVITY	60.60	-	60.60
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00
GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L.	IN LIQUIDATION	-	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	-	76.00
JALE PROCAM, S.L.	IN LIQUIDATION	-	50.00	50.00

APPENDIX V BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2018 (*)
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA SA	07/2008	300	80
AYT HIPOTECARIO MIXTO IV, FTA	BBVA SA	06/2005	100	18
AYT HIPOTECARIO MIXTO, FTA	BBVA SA	03/2004	100	13
BBVA CONSUMER AUTO 2018-1	BBVA SA	06/2018	800	746
BBVA CONSUMO 6 FTA	BBVA SA	10/2014	299	54
BBVA CONSUMO 7 FTA	BBVA SA	07/2015	1,450	572
BBVA CONSUMO 8 FT	BBVA SA	07/2016	700	502
BBVA CONSUMO 9 FT	BBVA SA	03/2017	1,375	1,229
BBVA EMPRESAS 4 FTA	BBVA SA	07/2010	1,700	37
BBVA LEASING 1 FTA	BBVA SA	06/2007	2,500	43
BBVA PYME 10 FT	BBVA SA	12/2015	780	201
BBVA RMBS 1 FTA	BBVA SA	02/2007	2,500	1,000
BBVA RMBS 10 FTA	BBVA SA	06/2011	1,600	1,150
BBVA RMBS 11 FTA	BBVA SA	06/2012	1,400	1,006
BBVA RMBS 12 FTA	BBVA SA	12/2013	4,350	3,197
BBVA RMBS 13 FTA	BBVA SA	07/2014	4,100	3,138
BBVA RMBS 14 FTA	BBVA SA	11/2014	700	488
BBVA RMBS 15 FTA	BBVA SA	05/2015	4,000	3,185
BBVA RMBS 16 FT	BBVA SA	05/2016	1,600	1,345
BBVA RMBS 17 FT	BBVA SA	11/2016	1,800	1,576
BBVA RMBS 18 FT	BBVA SA	11/2017	1,800	1,686
BBVA RMBS 2 FTA	BBVA SA	03/2007	5,000	1,858
BBVA RMBS 3 FTA	BBVA SA	07/2007	3,000	1,414
BBVA RMBS 5 FTA	BBVA SA	05/2008	5,000	2,350
BBVA RMBS 9 FTA	BBVA SA	04/2010	1,295	844
BBVA VELA SME 2017-1	BBVA SA	06/2017	3,000	1,321
BBVA VELA SME 2018	BBVA SA	03/2018	1,950	1,387
BBVA-5 FTPYME FTA	BBVA SA	11/2006	1,900	11
BBVA-6 FTPYME FTA	BBVA SA	06/2007	1,500	13
FTA TDA-22 MIXTO	BBVA SA	12/2004	112	24
FTA TDA-27	BBVA SA	12/2006	275	87
FTA TDA-28	BBVA SA	07/2007	250	88
GAT ICO FTVPO 1, F.T.H	BBVA SA	jun.-09	358	84
GC FTGENCAT TARRAGONA 1 FTA	BBVA SA	06/2008	283	23
HIPOCAT 10 FTA	BBVA SA	07/2006	1,500	291
HIPOCAT 11 FTA	BBVA SA	03/2007	1,600	299
HIPOCAT 7 FTA	BBVA SA	06/2004	1,400	221
HIPOCAT 8 FTA	BBVA SA	05/2005	1,500	261
HIPOCAT 9 FTA	BBVA SA	11/2005	1,000	201
TDA 19 FTA	BBVA SA	03/2004	200	25
TDA 20-MIXTO, FTA	BBVA SA	06/2004	100	15
TDA 23 FTA	BBVA SA	03/2005	300	53
TDA TARRAGONA 1 FTA	BBVA SA	12/2007	397	116
VELA CORPORATE 2018-1	BBVA SA	12/2018	1,000	916

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2018 (*)
FTA TDA-18 MIXTO	BBVA, S.A.	nov.-03	91	12
HIPOCAT 6 FTA	BBVA, S.A.	jul.-03	850	108
(*) Solvency scope.

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2018, 2017 and 2016

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date(*)	Currency	December 2018	December 2017	December 2016	Prevailing Interest Rate as of December 31, 2018	Maturity Date
Issues in Euros
BBVA, S.A
February-07	EUR	-	255	255	0.47%	16-Feb-22
March-08	EUR	125	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
February-14	EUR	1,500	1,500	1,500	7.00%	Perpetual
April-14	EUR	1,494	1,494	-	3.50%	11-Apr-24
February-15	EUR	1,500	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	1,000	8.88%	Perpetual
February-17	EUR	1,000	997	-	3.50%	10-Feb-27
February-17	EUR	165	165	-	4.00%	24-Feb-32
May-17	EUR	150	150	-	2.54%	24-May-27
May-17	EUR	500	500	-	5.88%	Perpetual
September-18	EUR	990	-	-	5.87%	Perpetual
Various	EUR	384	386	277
Subtotal	EUR	8,906	8,171	4,756
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	-	99	99	0.47%	13-Oct-20
April-07	EUR	-	-	68	0.57%	4-Apr-22
May-08	EUR	-	-	50	3.00%	19-May-23
July-08	EUR	-	20	20	6.11%	22-Jul-18
April-14	EUR	-	-	1,500	3.50%	11-Apr-24
Subtotal	EUR	-	119	1,737
Others	EUR	-	-	-
Total issued in Euros	EUR	8,906	8,290	6,493
(*) The issuances of BBVA Subordinated Capital, S.A.U. are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues (continued)

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2018	December 2017	December 2016	Prevailing Interest Rate as of December 31, 2018	Maturity Date
Issues in foreign currency
BBVA, S.A
May-13	USD	-	1,251	1,423	9.00%	Perpetual
March-17	USD	105	100	-	5.70%	31-Mar-32
November-17	USD	873	834	-	6.13%	Perpetual
May-18	USD	260	-	-	5.25%	29-May-33
Subtotal	USD	1,238	2,185	1,423
May-17	CHF	18	17	-	1.60%	24-May-27
Subtotal	CHF	18	17	-
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	169	162	189	7.00%	1-Dec-25
Subtotal	USD	169	162	189
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	-	574	609		Various
Subtotal	CLP	-	574	609
BBVA BANCOMER, S.A. de C.V.
May-07	USD	-	-	474	6,01%	17-May-22
April-10	USD	874	831	947	7.25%	22-Apr-20
March-11	USD	1,092	1,039	1,184	6.50%	10-Mar-21
July-12	USD	1,311	1,247	1,421	6.75%	30-Sep-22
November-14	USD	175	166	189	5.35%	12-Nov-29
Jan-18	USD	874	-	-	5.13%	18-Jan-33
Subtotal	USD	4,325	3,283	4,214
BBVA PARAGUAY
November-14	USD	19	17	19	6.75%	05-Nov-21
November-15	USD	23	21	24	6.70%	22-Nov-22
Subtotal	USD	42	38	43
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	-	-	47	3.13%	17-Mar-34
Subtotal	USD	-	-	47
(*) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date (continued)	Currency	December 2018	December 2017	December 2016	Prevailing Interest Rate as of December 31, 2018	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	-	-	14	3.32%	30-Sep-33
Subtotal	USD	-	-	14
STATE NATIONAL STATUTORY TRUST II
March-04	USD	-	-	9	3.07%	17-Mar-34
Subtotal	USD	-	-	9
TEXASBANC CAPITAL TRUST I
June-04	USD	-	-	24	2.88%	23-Jul-34
Subtotal	USD	-	-	24
COMPASS BANK
March-05	USD	199	190	212	5.50%	1-Apr-20
March-06	USD	62	59	65	5.90%	1-Apr-26
September-07	USD	-	-	332	6.40%	1-Oct-17
April-15	USD	611	584	655	3.88%	10-Apr-25
Subtotal	-	872	833	1,264
BBVA COLOMBIA, S.A.
September-11	COP	-	28	32	8.31%	19-Sep-18
September-11	COP	28	30	33	8.48%	19-Sep-21
September-11	COP	42	44	49	8.72%	19-Sep-26
February-13	COP	53	56	63	7.65%	19-Feb-23
February-13	COP	44	46	52	7.93%	19-Feb-28
November-14	COP	24	25	28	8.53%	26-Nov-26
November-14	COP	43	45	51	8.41%	26-Nov-34
January-00	COP	(9)	-	-
December-15	COP	(9)	-	-
Subtotal	COP	215	273	308
April-15	USD	332	313	379	4.88%	21-Apr-25
Subtotal	USD	332	313	379
BANCO CONTINENTAL, S.A.
September-07	USD	-	-	19	2.16%	24-Sep-17
Subtotal	USD	-	-	19
May-07	PEN	-	-	11	5.85%	7-May-22
May-07	PEN	17	17	19	6.00%	14-May-27
June-07	PEN	20	20	21	3.47%	18-Jun-32
November-07	PEN	18	18	19	3.56%	19-Nov-32
February-08	PEN	18	17	19	6.47%	28-Feb-28
July-08	PEN	16	16	17	3.06%	8-Jul-23
September-08	PEN	17	17	18	3.09%	9-Sep-23
December-08	PEN	10	10	11	4.19%	15-Dec-33
October-13	PEN	40	38	43	6.53%	2-oct.-28
September-14	PEN	252	244	273	5.25%	22-sep.-29
Subtotal	PEN	410	395	451
TURKIYE GARANTI BANKASI A.S
May-17	USD	652	623	-	6.13%	24-May-27
Subtotal	USD	652	623	-
Total issues in foreign currencies(Millions of Euros)		8,274	8,695	8,994

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues (Millions of euros)

	December 2018		December 2017		December 2016
Issuer Entity and Issued Date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA S.A
December 2007	EUR	-	EUR	-	EUR	14
BBVA COLOMBIA SA	-	-	-	-	-	-
December 1993	COP	19	PESO COL	-	PESO COL	-
BBVA PARAGUAY, S.A.	-	-	-	-	-	-
September 2005	-	-	EUR	-	EUR	86
September 2006	-	-	EUR	-	EUR	164
April 2007	-	-	USD	-	USD	569
BBVA International Preferred, S.A.U.	-	-	-	-	-	-
July 2007	GBP	35	GBP	35	GBP	36
Phoenix Loan Holdings Inc.	-	-	-	-	-	-
December 2000	USD	18	USD	18	USD	22
Caixa Terrasa Societat de Participacion	-	-	-	-	-	-
August 2005	EUR	52	EUR	51	EUR	51
Caixasabadell Preferents, S.A.	-	-	-	-	-	-
December 2004	-	-	-	-	EUR	-
July 2006	EUR	56	EUR	56	EUR	53
Others	-	-	-	1	-	1

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2018, 2017 and 2016.

December 2018 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,184	6,869	476	5,547	28,076
Financial assets held for trading	3,133	15,500	366	3,614	22,614
Non- Trading financial assets mandatorily at fair value through profit or loss	650	2,303	3	58	3,014
Financial assets at fair value through comprehensive income	16,566	4,704	3,031	2,931	27,232
Financial assets at amortized cost	101,366	47,550	28,094	34,075	211,085
Joint ventures and associates	5	54	-	267	326
Tangible assets	670	1,964	1,007	850	4,490
Other assets	3,444	2,911	1,361	2,879	10,595
Total	141,019	81,856	34,336	50,221	307,433
Liabilities
Financial liabilities held for trading	2,372	13,626	360	1,507	17,864
Financial liabilities at amortized cost	136,307	48,169	20,878	37,342	242,696
Other liabilities	3,874	6,081	750	7,200	17,904
Total	142,552	67,876	21,987	46,049	278,464

December 2017 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	17,111	4,699	827	4,264	26,902
Financial assets held for trading	2,085	14,961	484	4,583	22,113
Available-for-sale financial assets	14,218	8,051	4,904	3,010	30,183
Loans and receivables	93,069	39,717	32,808	34,488	200,081
Investments in entities accounted for using the equity method	5	124	-	147	276
Tangible assets	659	1,953	1,289	673	4,573
Other assets	7,309	5,041	4,426	18,662	35,438
Total	134,456	74,546	44,738	65,826	319,566
Liabilities
Financial liabilities held for trading	935	5,714	506	533	7,688
Financial liabilities at amortized cost	135,546	51,492	27,079	39,062	253,178
Other liabilities	3,907	8,720	1,039	16,593	30,259
Total	140,387	65,926	28,623	56,188	291,124

December 2016 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,436	4,947	426	4,547	25,357
Financial assets held for trading	5,048	15,541	732	2,695	24,016
Available-for-sale financial assets	18,525	9,458	4,889	5,658	38,530
Loans and receivables	109,167	41,344	34,425	46,629	231,565
Investments in entities accounted for using the equity method	5	135	-	106	247
Tangible assets	788	2,200	1,376	844	5,207
Other assets	4,482	5,214	5,219	4,358	19,273
Total	153,451	78,839	47,066	64,839	344,194
Liabilities
Financial liabilities held for trading	3,908	5,957	693	1,426	11,983
Financial liabilities at amortized cost	150,035	53,185	28,467	53,858	285,546
Other liabilities	1,812	8,774	1,418	1,957	123,961
Total	155,755	67,916	30,578	57,241	311,490

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a)   Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2018, 2017 and 2016 is as follows:

	DECEMBER 2018 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	75	111	46	64	52	-	15
Other financial corporations and individual entrepreneurs (financial business)	252	13	29,360	5	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44,271	4,483	15,493	4,177	2,200	221	3,148
Of which: financing the construction and property (including land)	734	258	1,627	962	501	12	517
Rest homes (*)	193,061	1,326	355,466	6,990	5,083	150	1,716
Total	237,659	5,933	400,365	11,236	7,338	371	4,885

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	46	65	12	16	8	-	10
Other financial corporations and individual entrepreneurs (financial business)	133	4	29,320	4	2	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	25,420	2,723	9,922	2,777	1,192	100	2,773
Of which: financing the construction and property (including land)	631	200	1,145	656	254	1	477
Rest homes (*)	116,916	741	42,403	3,673	2,435	26	1,414
Total	142,515	3,533	81,657	6,470	3,636	126	4,202

(*)  Number of operations does not include Garanti Bank.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €682 million of collective impairment losses and €4,202 million of specific impairment losses.

	DECEMBER 2017 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	69	105	135	430	112	302	18
Other financial corporations and individual entrepreneurs (financial business)	4,727	36	93	8	1	-	21
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	113,464	4,672	17,890	6,258	3,182	251	3,579
Of which: financing the construction and property (including land)	1,812	398	3,495	2,345	1,995	-	1,327
Rest homes (*)	163,101	1,325	109,776	8,477	6,891	18	1,373
Total	281,361	6,138	127,894	15,173	10,186	571	4,991

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	50	72	45	29	22	-	16
Other financial corporations and individual entrepreneurs (financial business)	126	5	16	2	+	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	95,427	2,791	10,994	4,144	1,983	66	3,361
Of which: financing the construction and property (including land)	1,538	208	2,779	1,961	1,273	-	1,282
Rest homes (*)	105,468	747	47,612	4,330	3,270	6	1,231
Total	201,071	3,615	58,667	8,506	5,275	72	4,612

(*)  Number of operations does not include Garanti Bank.

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

(*)  Number of operations does not include Garanti Bank.

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

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a roll forward of refinanced assets during 2018 and 2017:

Refinanced assets Roll forward. December 2018 (Millions of euros)
	Stages 1&2		Stage 3		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	9,191	378	12,120	4,612	21,311	4,991
(+) Additions	1,599	397	1,417	767	3,017	1,164
(-) Decreases (payments or repayments)	(1,098)	(47)	(2,280)	(1,282)	(3,378)	(1,330)
(-) Foreclosures	-	-	(339)	(216)	(339)	(216)
(-) Write-offs	(2)	(1)	(857)	(606)	(859)	(607)
(+)/(-) Other	(2,524)	(45)	(58)	927	(2,582)	882
Ending Balance	7,166	682	10,003	4,202	17,169	4,885

Refinanced assets Roll forward. December 2017 (*) (Millions of euros)
	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	11,418	517	14,869	6,281	26,288	6,798
(+) Additions	3,095	182	1,614	599	4,709	781
(-) Decreases (payments or repayments)	(2,462)	(145)	(2,754)	(1,180)	(5,216)	(1,325)
(-) Foreclosures	(2)	-	(463)	(267)	(465)	(267)
(-) Write-offs	(63)	(2)	(1,667)	(1,413)	(1,730)	(1,415)
(+)/(-) Other	(2,795)	(174)	521	593	(2,275)	419
Ending Balance	9,191	378	12,120	4,612	21,311	4,991

(*)  Data presenting under the accounting regulation that applied in 2017.

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2018 and 2017:

Forbearance operations. Breakdown by segments (Millions of euros)
	December 2018	December 2017	December 2016
Credit institutions	-	-	-
Central governments	160	518	713
Other financial corporations and individual entrepreneurs (financial activity)	13	24	69
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,512	7,351	9,390
Of which: Financing the construction and property development (including land)	702	1,416	2,339
Households	6,600	8,428	9,319
Total carrying amount	12,284	16,321	19,491
Financing classified as non-current assets and disposal groups held for sale	-	-	-

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2018, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2018. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	47%
Commercial	64%
Of which: Construction and developer	70%
Other consumer	53%

December 2017. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	19%
Commercial	63%
Of which: Construction and developer	79%
Other consumer	52%

b)   Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

December 2018 (Millions OF Euros)
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	30,488	1,056	7,750	1,729	1,856	1,119	3,514	588
2 Other financial institutions	20,802	233	12,549	1,167	221	93	11,209	92
3 Non-financial institutions and individual entrepreneurs	173,493	29,001	32,371	25,211	11,121	9,793	5,087	10,160
3.1 Construction and property development	14,323	5,226	2,539	1,979	2,556	2,140	486	605
3.2 Construction of civil works	7,775	1,082	620	703	285	195	200	319
3.3 Other purposes	151,394	22,694	29,212	22,529	8,281	7,459	4,401	9,235
3.3.1 Large companies	97,132	9,912	19,069	13,918	3,979	4,019	2,245	4,820
3.3.2 SMEs (**) and individual entrepreneurs	54,262	12,782	10,143	8,611	4,302	3,440	2,156	4,416
4 Rest of households and NPISHs (***)	163,068	109,578	5,854	21,974	27,860	33,200	21,490	10,908
4.1 Housing	111,007	105,817	2,419	19,981	26,384	32,122	19,345	10,404
4.2 Consumption	40,124	522	2,600	489	587	306	1,597	142
4.3 Other purposes	11,938	3,239	835	1,505	888	772	547	362
6 TOTAL	387,850	139,868	58,524	50,082	41,058	44,206	41,300	21,747
MEMORANDUM:
Forbearance operations (****)	12,284	8,325	523	1,508	1,421	1,769	1,527	2,623

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises

(***)  Nonprofit institutions serving households.

(****) Net of provisions

December 2017 (Millions of euros)
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

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

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

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

The information of the main geographic areas is as follows:

December 2018 (Millions Of Euros) BBVA, S.A.
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	17,828	390	572	68	209	94	575	15
2 Other financial institutions	16,079	103	11,161	70	19	4	11,159	12
3 Non-financial institutions and individual entrepreneurs	74,558	12,614	1,592	4,674	3,935	2,622	1,282	1,692
3.1 Construction and property development	2,206	2,069	22	544	705	493	199	150
3.2 Construction of civil works	4,877	991	70	327	247	178	63	246
3.3 Other purposes	67,475	9,554	1,500	3,803	2,984	1,952	1,019	1,296
3.3.1 Large companies	44,529	2,843	318	1,086	789	497	272	517
3.3.2 SMEs (**) and individual entrepreneurs	22,947	6,711	1,182	2,717	2,195	1,455	747	779
4 Rest of households and NPISHs (***)	94,129	79,755	413	15,476	19,737	22,511	13,128	9,315
4.1 Housing	79,054	77,061	136	14,623	18,946	21,768	12,803	9,056
4.2 Consumption	10,321	131	147	66	58	77	43	34
4.3 Other purposes	4,754	2,563	130	786	733	667	282	225
6 TOTAL	202,594	92,861	13,738	20,289	23,901	25,231	26,143	11,035
MEMORANDUM:
Forbearance operations (****)	9,143	7,308	85	1,173	1,189	1,365	1,225	2,441

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Bancomer
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,725	-	2,612	762	730	88	720	312
2 Other financial institutions	1,279	4	788	714	12	39	17	9
3 Non-financial institutions and individual entrepreneurs	22,608	85	17,107	12,662	833	878	815	2,004
3.1 Construction and property development	883	4	547	220	148	91	63	29
3.2 Construction of civil works	354	3	257	208	5	7	25	14
3.3 Other purposes	21,371	78	16,303	12,233	680	781	726	1,961
3.3.1 Large companies	11,762	0	9,918	8,294	265	571	311	476
3.3.2 SMEs (**) and individual entrepreneurs	9,609	78	6,385	3,939	415	209	415	1,485
4 Rest of households and NPISHs (***)	20,198	8,714	5	901	1,833	3,874	1,847	264
4.1 Housing	8,714	8,714	-	900	1,833	3,874	1,847	261
4.2 Consumption	10,897	-	-	-	-	-	-	-
4.3 Other purposes	587	-	5	2	0	0	0	3
6 TOTAL	49,810	8,804	20,511	15,038	3,409	4,880	3,399	2,589
MEMORANDUM:
Forbearance operations (****)	486	236	148	128	51	82	89	34

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Compass Bank
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	908	129	693	161	179	163	267	52
2 Other financial institutions	1,867	35	263	253	7	17	6	15
3 Non-financial institutions and individual entrepreneurs	27,998	5,277	11,827	5,035	4,185	3,563	1,337	2,984
3.1 Construction and property development	8,002	1,731	1,852	924	1,300	1,154	81	124
3.2 Construction of civil works	297	6	265	150	18	5	98	-
3.3 Other purposes	19,699	3,540	9,711	3,961	2,866	2,405	1,158	2,860
3.3.1 Large companies	16,293	2,790	8,074	3,317	2,331	1,876	903	2,438
3.3.2 SMEs (**) and individual entrepreneurs	3,406	750	1,637	645	536	529	255	422
4 Rest of households and NPISHs (***)	20,971	11,184	3,475	2,934	2,576	5,501	3,609	38
4.1 Housing	13,364	10,989	2,255	2,198	2,146	5,317	3,559	23
4.2 Consumption	4,051	0	664	169	337	124	31	3
4.3 Other purposes	3,556	195	555	566	93	60	19	12
6 TOTAL	51,744	16,625	16,259	8,384	6,947	9,244	5,219	3,090
MEMORANDUM:
Forbearance operations (****)	625	241	237	55	97	213	109	5

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Garanti Bank
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	94	-	-	-	-	-	-	-
2 Other financial institutions	529	63	29	1	21	31	20	18
3 Non-financial institutions and individual entrepreneurs	24,485	5,812	427	1,724	1,381	1,901	521	712
3.1 Construction and property development	2,184	921	53	238	287	306	83	60
3.2 Construction of civil works	1,912	-	-	-	-	-	-	-
3.3 Other purposes	20,390	4,891	374	1,487	1,094	1,595	437	652
3.3.1 Large companies	10,900	2,261	102	877	293	735	182	275
3.3.2 SMEs (**) and individual entrepreneurs	9,490	2,630	272	610	800	860	255	377
4 Rest of households and NPISHs (***)	11,030	3,404	28	958	2,367	71	32	3
4.1 Housing	3,597	3,234	0	902	2,295	35	2	1
4.2 Consumption	7,151	62	26	35	38	13	1	1
4.3 Other purposes	281	107	2	20	34	24	29	1
6 TOTAL	36,138	9,279	483	2,683	3,769	2,003	573	733
MEMORANDUM:
Forbearance operations (****)	1,372	149	1	0	0	56	65	29

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Other Entities
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,932	538	3,873	738	737	774	1,952	209
2 Other financial institutions	1,048	28	307	129	161	3	7	36
3 Non-financial institutions and individual entrepreneurs	23,844	5,214	1,418	1,116	787	829	1,133	2,767
3.1 Construction and property development	1,049	500	65	53	115	96	60	242
3.2 Construction of civil works	336	82	29	18	15	5	13	59
3.3 Other purposes	22,459	4,632	1,324	1,045	658	727	1,060	2,466
3.3.1 Large companies	13,648	2,018	656	344	301	340	576	1,113
3.3.2 SMEs (**) and individual entrepreneurs	8,811	2,613	667	701	356	387	484	1,353
4 Rest of households and NPISHs (***)	16,740	6,521	1,934	1,705	1,346	1,242	2,874	1,287
4.1 Housing	6,277	5,818	28	1,357	1,165	1,128	1,134	1,062
4.2 Consumption	7,704	328	1,763	218	154	93	1,522	104
4.3 Other purposes	2,759	375	143	130	27	21	218	121
6 TOTAL	47,564	12,300	7,533	3,688	3,032	2,847	5,966	4,300
MEMORANDUM:
Forbearance operations (****)	658	391	52	152	84	53	40	113

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

c)   Information on the concentration of risk by activity and geographical areas.

December 2018 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	113,978	35,728	33,440	31,234	13,575
General governments	123,382	53,686	11,081	50,092	8,523
Central Administration	87,611	35,691	10,756	32,735	8,428
Other	35,771	17,995	325	17,357	95
Other financial institutions	49,166	13,784	17,977	15,345	2,061
Non-financial institutions and individual entrepreneurs	226,487	70,536	24,565	87,419	43,967
Construction and property development	17,697	3,497	244	10,113	3,843
Construction of civil works	11,430	5,789	1,535	1,762	2,343
Other purposes	197,361	61,250	22,786	75,543	37,781
Large companies	137,150	36,964	22,114	53,423	24,649
SMEs and individual entrepreneurs	60,211	24,286	672	22,120	13,132
Other households and NPISHs	163,443	91,977	3,383	56,777	11,306
Housing	111,007	78,414	765	28,034	3,794
Consumer	40,124	10,303	629	22,036	7,155
Other purposes	12,312	3,259	1,989	6,707	357
TOTAL	676,456	265,710	90,447	240,867	79,432

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

December 2017 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	70,141	10,606	34,623	13,490	11,422
General governments	121,863	55,391	11,940	44,191	10,341
Central Administration	83,673	35,597	11,625	26,211	10,240
Other	38,190	19,794	316	17,980	101
Other financial institutions	48,000	19,175	14,283	12,469	2,074
Non-financial institutions and individual entrepreneurs	228,227	78,507	20,485	80,777	48,458
Construction and property development	18,619	4,623	339	8,834	4,822
Construction of civil works	12,348	6,936	1,302	2,267	1,843
Other purposes	197,260	66,948	18,843	69,676	41,793
Large companies	134,454	43,286	17,470	48,016	25,681
SMEs and individual entrepreneurs	62,807	23,662	1,373	21,660	16,112
Other households and NPISHs	165,667	93,774	3,609	53,615	14,669
Housing	114,710	81,815	2,720	24,815	5,361
Consumer	40,705	8,711	649	22,759	8,587
Other purposes	10,251	3,248	241	6,041	721
TOTAL	633,899	257,453	84,940	204,542	86,964

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

APPENDIX IX Additional information on Risk Concentration

a) Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2018, 2017 and  2016 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive  income, impairment losses or loan-loss provisions:

Risk Exposure by Countries (Millions of euros)
	Sovereign Risk
	December 2018	December 2017	December 2016
Spain	52,970	54,625	60,434
Turkey	7,998	9,825	10,478
Italy	9,249	9,827	12,206
France	122	383	518
Portugal	529	722	586
Germany	362	259	521
United Kingdom	51	41	17
Ireland	-	-	-
Greece	-	-	-
Rest of Europe	699	662	940
Subtotal Europe	71,981	76,343	85,699
Mexico	26,562	25,114	26,942
The United States	18,645	14,059	16,039
Venezuela	1	137	179
Rest of countries	4,910	5,809	3,814
Subtotal Rest of Countries	50,118	45,119	46,974
Total Exposure to Financial Instruments	122,099	121,462	132,674

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2018 and 2017 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2018 (Millions of euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,237	43,236	1,264	57	(15)	(3,224)	1,130	(1,117)	46,568	79%
Italy	1,726	8,270	-	-	-	(795)	210	(298)	9,112	15%
France	591	77	-	-	-	150	1	(32)	787	1%
Germany	310	334	-	-	-	182	74	(87)	813	1%
Portugal	265	430	277	57	(57)	67	37	(26)	1,050	2%
United Kingdom	-	45	-	-	-	-	-	-	45	0%
Greece	-	-	-	-	-	-	-	-	-	0%
Hungary	-	-	-	-	-	-	-	-	-	0%
Ireland	-	548	-	-	-	-	-	-	548	1%
Rest of European Union	300	31	-	-	-	(36)	3	(3)	295	0%
Total Exposure to Sovereign Counterparties (European Union)	8,428	52,971	1,541	113	(71)	(3,656)	1,454	(1,563)	59,218	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,883 million as of December 31, 2018) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Exposure to Sovereign Risk by European Union Countries. December 2017 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	7,065	14,029	5,754	22,101	1,513	62	(15)	591	1,082	(773)	51,410	75.3%
Italy	4,606	4,292	2,349	55	-	-	-	(57)	648	(237)	11,657	17.1%
France	622	8	-	27	-	-	-	329	15	(19)	983	1.4%
Germany	517	-	-	-	-	-	-	826	26	(17)	1,352	2.0%
Portugal	832	1	-	202	1,019	1	(44)	176	87	(53)	2,221	3.3%
United Kingdom	-	-	-	37	-	-	-	(2)	-	-	35	0.1%
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Rest of European Union	38	505	-	32	-	-	-	31	5	(5)	607	0.9%
Total Exposure to Sovereign Counterparties (European Union)	13,681	18,835	8,103	22,453	2,533	64	(59)	1,896	1,863	(1,104)	68,265	100.0%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,474 million as of December 31, 2017) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Exposure to Sovereign Risk by European Union Countries. December 2016 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives (2)						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81.4%
Italy	1,973	4,806	2,719	60	-	-	-	(1,321)	1,271	(866)	8,641	14.7%
France	250	-	-	28	-	-	-	(13)	46	(63)	248	0.4%
Germany	82	-	-	-	-	-	-	(5)	203	(249)	30	0.1%
Portugal	54	1	-	285	1,150	-	(215)	10	1	(6)	1,280	2.2%
United Kingdom	-	-	-	16	-	-	-	(9)	1	-	8	0.0%
Greece	-	-	-	-	-	-	-	-	-	-	-	0.0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	0.0%
Ireland	-	-	-	-	-	-	-	-	-	-	-	0.0%
Rest of European Union	195	469	-	36	-	-	-	30	13	(6)	736	1.3%
Total Exposure to Sovereign Counterparties (European Union)	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100.0%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,443 million as of December 31, 2016) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

As of December 31, 2018, 2017 and 2016 the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

Maturities of Sovereign Risks European Union. December 2018 (Millions of euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,237	43,236	1,264	57	(15)	(3,224)	1,130	(1,117)	46,568	79%
Up to 1 Year	2,821	13,381	383	1	-	(3,224)	1,130	(1,117)	13,375	23%
1 to 5 Years	761	7,904	640	42	(8)	-	-	-	9,340	16%
Over 5 Years	1,654	21,950	242	13	(7)	-	-	-	23,853	40%
Rest of European Union	3,192	9,735	277	57	(57)	(431)	324	(446)	12,651	21%
Up to 1 Year	1,155	2,328	220	-	(5)	(865)	297	(355)	2,776	5%
1 to 5 Years	250	1,184	57	57	-	10	16	(24)	1,548	3%
Over 5 Years	1,787	6,224	-	-	(52)	423	12	(67)	8,327	14%
Total Exposure to European Union Sovereign Counterparties	8,428	52,971	1,541	113	(71)	(3,656)	1,454	(1,563)	59,218	100%

Maturities of Sovereign Risks European Union. December 2017 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	7,065	14,029	5,754	22,101	1,513	62	(15)	591	1,082	(773)	51,410	75%
Up to 1 Year	1,675	3,363	2,900	7,852	69	1	-	591	1,082	(773)	12,312	25%
1 to 5 Years	2,196	1,335	106	7,978	1,131	44	(1)	-	0	-	16,883	19%
Over 5 Years	3,195	9,332	2,747	6,271	314	17	(14)	-	-	-	22,215	32%
Rest of European Union	6,616	4,806	2,349	352	1,019	1	(44)	1,305	781	(331)	16,856	25%
Up to 1 Year	2,212	1,663	1,895	54	466	1	(6)	744	756	(252)	3,614	11%
1 to 5 Years	2,932	192	-	162	3	0	-	243	17	(21)	7,313	5%
Over 5 Years	1,473	2,951	454	137	550	-	(38)	318	8	(58)	5,928	8%
Total Exposure to European Union Sovereign Counterparties	13,681	18,835	8,103	22,453	2,533	64	(59)	1,896	1,863	(1,104)	68,265	100%

Maturities of Sovereign Risks European Union. December 2016 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Up to 1 Year	913	889	1,989	9,087	-	-	-	(736)	993	(1,564)	11,571	20%
1 to 5 Years	1,272	3,116	3,319	7,059	1,209	32	(1)	(3)	-	-	16,004	27%
Over 5 Years	(1,259)	9,380	2,755	4,595	577	56	(27)	(6)	-	(4)	16,068	27%
Rest of European Union	2,554	5,275	2,719	424	1,150	-	(215)	(1,309)	1,534	(1,191)	10,943	19%
Up to 1 Year	(395)	38	-	2	-	-	-	(1,721)	1,507	(1,054)	(1,623)	-3%
1 to 5 Years	1,535	2,050	1,958	247	381	-	(12)	194	19	(50)	6,322	11%
Over 5 Years	1,414	3,186	761	175	770	-	(203)	218	8	(86)	6,243	11%
Total Exposure to European Union Sovereign Counterparties	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%

b) Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2018, 2017 and 2016, exposure to the construction sector and real-estate activities in Spain stood at €11,045, €11,981 and €15,285 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €3,183, €5,224 and €7,930 million, respectively, representing 1.7%, 2.9% and 5.0% of loans and advances to customers of the balance of business in Spain (excluding the general governments) and 0.5%, 0.8% and 1.1% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of December 31, 2018, 2017 and 2016 is shown below:

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	3,183	941	(537)
Of which: Impaired assets	875	440	(463)
Memorandum item:
Write-offs	2,619
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	183,196
Total consolidated assets (total business)	676,689
Impairment and provisions for normal exposures	4,938

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
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	7,930	3,449	(2,944)
Of which: Impaired assets	5,095	2,680	(2,888)
Memorandum item:
Write-offs	2,061
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	159,492
Total consolidated assets (total business)	731,856
Impairment and provisions for normal exposures	(5,830)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	2018	2017	2016
Without secured loan	324	552	801
With secured loan	2,859	4,672	7,129
Terminated buildings	1,861	2,904	3,875
Homes	1,382	2,027	2,954
Other	479	877	921
Buildings under construction	432	462	760
Homes	408	439	633
Other	24	23	127
Land	566	1,306	2,494
Urbanized land	364	704	1,196
Rest of land	202	602	1,298
Total	3,183	5,224	7,930

As of December 31, 2018, 2017 and 2016, 58.5%, 55.6%, and 48.9% of loans to developers were guaranteed with buildings (74.3%, 69.8% and 76.2%, are homes), and only 17.8%, 25.0% and 31.5% by land, of which 64.3%, 53.9% and 48.0% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, 2018, 2017 and 2016:

Financial guarantees given (Millions of euros)
	December 2018	December 2017	December 2016
Houses purchase loans	48	64	62
Without mortgage	24	12	18

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2018, 2017 and 2016 is as follows:

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	80,159	3,852
Without mortgage	1,611	30
With mortgage	78,548	3,822

December 2017. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	83,505	4,821
Without mortgage	1,578	51
With mortgage	81,927	4,770

December 2016. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	87,874	4,938
Without mortgage	1,935	93
With mortgage	85,939	4,845

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain) (Millions of euros)"
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2018	14,491	18,822	21,657	13,070	10,508	78,548
of which: Impaired loans	204	323	507	610	2,178	3,822
Gross amount 2017	14,485	18,197	20,778	14,240	14,227	81,927
of which: Impaired loans	293	444	715	897	2,421	4,770
Gross amount 2016	13,780	18,223	20,705	15,967	17,264	85,939
of which: Impaired loans	306	447	747	962	2,383	4,845

Outstanding home mortgage loans as of December 31, 2018, 2017 and 2016 had an average LTV of 49%, 51%, and 47% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2018
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	2,165	1,252	828	913
Terminated buildings	991	445	274	546
Homes	588	245	144	343
Other	403	200	130	203
Buildings under construction	209	131	96	78
Homes	194	117	85	77
Other	15	14	11	1
Land	965	676	458	289
Urbanized land	892	633	421	259
Rest of land	73	43	37	30
Real estate assets from mortgage financing for households for the purchase of a home	1,797	932	331	865
Rest of foreclosed real estate assets	348	192	40	156
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,345	234	234	1,111
Total	5,655	2,610	1,433	3,045

Additionally, in December 2018, there was an increase of BBVA, S.A.’s stake in Garanti Yatirim Ortakligi AS through its contribution to the capital increase carried out by the latter entity.

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

Additionally, in March 2017, there was an increase of BBVA, S.A.’s stake in Testa Residencial through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets.

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2016
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,017	5,290	2,790	2,727
Finished buildings	2,602	1,346	688	1,256
Homes	1,586	801	408	785
Other	1,016	545	280	471
Buildings under construction	665	429	203	236
Homes	642	414	195	228
Other	23	15	8	8
Land	4,750	3,515	1,899	1,235
Urbanized land	3,240	2,382	1,364	858
Rest of land	1,510	1,133	535	377
Real estate assets from mortgage financing for households for the purchase of a home	4,332	2,588	1,069	1,744
Rest of foreclosed real estate assets	1,856	1,006	225	850
Foreclosed equity instruments	1,240	549	451	691
Total	15,445	9,433	4,535	6,012

As of December 31, 2018, 2017 and 2016, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €2,165, €6,429 and €8,017 million, respectively, with an average coverage ratio of 57.8%, 67.7% and 66.0%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2018, 2017 and 2016, amounted to €1,797, €3,592 and €4,332 million, respectively, with an average coverage ratio of 51.9%, 58.6% and 59.7%.

As of December 31, 2018, 2017 and 2016, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €4,310, €11,686 and €14,205 million, respectively. The coverage ratio was 55.1%, 63.0% and 62.5%, respectively.

c) Concentration of risk by geography

Below is a breakdown of the balances of financial instruments recorded in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account impairment losses or loan-loss provisions:

Risks by Geographical Areas. December 2018 (millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	3,979	16,055	1,550	7,057	161	1,150	583	30,536
Equity instruments (*)	3,228	3,669	2,459	1,139	29	212	207	10,944
Debt securities	43,777	14,908	23,134	16,991	8,048	5,274	1,312	113,445
Central banks	-	-	-	-	-	1,982	71	2,052
General governments	36,553	10,675	20,891	13,276	7,887	2,431	164	91,877
Credit institutions	1,130	1,821	573	74	155	297	463	4,514
Other financial corporations	5,769	1,048	227	2,595	5	432	114	10,190
Non-financial corporations	325	1,364	1,443	1,046	1	132	500	4,812
Loans and advances	177,077	43,034	55,248	62,193	45,285	40,007	7,089	429,933
Central banks	294	-	-	-	3,688	342	1,674	6,110
General governments	16,671	329	5,727	5,369	99	1,923	453	30,572
Credit institutions	5,422	13,600	1,476	696	956	984	639	23,774
Other financial corporations	4,616	10,893	1,303	2,255	766	637	304	20,773
Non-financial corporations	51,942	14,317	22,426	32,480	26,813	18,518	3,852	170,349
Households	98,131	3,783	24,316	21,393	12,963	17,602	168	178,355
Total Risk in Financial Assets	228,061	77,666	82,392	87,381	53,523	46,644	9,191	584,858
Loan commitments given	32,582	21,983	14,503	32,136	7,914	8,590	1,252	118,959
Financial guarantees given	3,242	1,708	1,528	796	6,900	989	1,291	16,454
Other Commitments given	15,995	9,229	532	2,118	2,230	2,782	2,213	35,098
Off-balance sheet exposures	51,819	32,920	16,563	35,050	17,043	12,360	4,756	170,511

Total Risks in Financial Instruments	279,880	110,586	98,955	122,430	70,567	59,004	13,947	755,369

(*)  Equity instruments are shown net of valuation adjustment.

Risks by Geographical Areas. December 2017 (Millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	6,336	20,506	1,847	4,573	113	977	921	35,273
Equity instruments (*)	3,539	4,888	2,050	991	36	333	71	11,908
Debt securities	44,773	15,582	21,594	13,280	10,601	5,861	1,450	113,141
Central banks	49	-	-	2,734	-	2,685	-	5,468
General governments	36,658	11,475	19,323	8,894	9,668	2,246	221	88,485
Credit institutions	1,364	2,095	289	98	884	387	752	5,869
Other financial corporations	6,492	994	337	3,026	7	315	194	11,365
Non-financial corporations	259	1,018	1,645	1,262	42	228	234	4,688
Loans and advances	185,597	41,426	50,352	54,315	56,062	42,334	4,585	434,670
Central banks	-	626	-	-	5,299	1,375	-	7,300
General governments	18,116	352	5,868	5,165	152	2,354	398	32,405
Credit institutions	5,564	15,493	1,889	789	1,073	1,145	345	26,297
Other financial corporations	7,769	6,231	588	1,732	1,297	664	270	18,551
Non-financial corporations	54,369	14,615	19,737	29,396	31,691	19,023	3,345	172,175
Households	99,780	4,110	22,269	17,233	16,550	17,773	227	177,942
Total Risk in Financial Assets	240,245	82,401	75,842	73,159	66,812	49,504	7,027	594,990
Loan commitments given	31,100	16,203	1,691	29,539	2,944	11,664	1,126	94,268
Financial guarantees given	4,635	1,427	82	717	7,993	1,174	519	16,546
Other Commitments given	25,279	9,854	1,582	1,879	1,591	3,750	1,804	45,738
Off-balance sheet exposures	61,014	27,484	3,356	32,134	12,527	16,588	3,450	156,552

Total Risks in Financial Instruments	301,259	109,885	79,198	105,293	79,339	66,092	10,477	751,542

(*)  Equity instruments are shown net of valuation adjustment.

Risks by Geographical Areas. December 2016 (Millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,143	26,176	2,719	4,045	175	1,359	1,339	42,955
Equity instruments (*)	4,641	2,303	2,383	831	57	316	706	11,236
Debt securities	49,355	20,325	22,380	18,043	11,695	7,262	1,923	130,983
Central banks	-	-	-	-	-	2,237	16	2,253
General governments	40,172	14,282	19,771	11,446	10,258	2,257	240	98,426
Credit institutions	1,781	2,465	257	112	1,331	1,459	869	8,275
Other financial corporations	6,959	1,181	352	4,142	15	347	379	13,376
Non-financial corporations	443	2,397	2,000	2,343	90	961	418	8,653
Loans and advances	187,717	45,075	52,230	61,739	61,090	58,020	5,067	470,938
Central banks	-	158	21	-	5,722	2,994	-	8,894
General governments	20,741	424	7,262	4,593	217	1,380	256	34,873
Credit institutions	5,225	19,154	1,967	1,351	1,194	1,515	1,011	31,416
Other financial corporations	5,339	6,213	1,171	1,648	1,620	886	214	17,091
Non-financial corporations	54,112	14,818	19,256	34,330	34,471	26,024	3,371	186,384
Households	102,299	4,308	22,552	19,818	17,866	25,221	216	192,281
Total Risk in Financial Assets	248,856	93,880	79,712	84,657	73,016	66,956	9,036	656,112
Loan commitments given	31,477	19,219	13,060	34,449	2,912	5,161	976	107,254
Financial guarantees given	1,853	3,504	121	819	9,184	2,072	714	18,267
Other Commitments given	16,610	14,154	1,364	2,911	2,002	3,779	1,771	42,592
Off-balance sheet exposures	49,940	36,878	14,545	38,179	14,098	11,012	3,461	168,113

Total Risks in Financial Instruments	298,796	130,757	94,257	122,836	87,114	77,968	12,497	824,225

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of Loans and receivables, impaired by geographical area as of December 31, 2018, 2017 and 2016 is as follows:

Impaired Financial Assets by geographic area (Millions of euros)
	December 2018	December 2017	December 2016
Spain	10,025	13,318	16,812
Rest of Europe	225	549	704
Mexico	1,138	1,124	1,152
South America	1,715	1,468	1,589
The United States	733	631	975
Turkey	2,520	2,311	1,693
Rest of the world	2	-	-
IMPAIRED RISKS	16,359	19,401	22,925

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL. The AFS category belongs to IAS 39 standard, replaced by “Financial Assets at fair value through other comprehensive income” under IFRS 9.

Baseline macroeconomic scenarios

IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.

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
Business Model

The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.

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

Default	An asset will be considered as defaulted whenever it is more than 90 days past due.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
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
Effective interest rate (EIR)

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

Expected Credit Loss (ECL)

Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument. Hence, credit losses are the present value of expected cash shortfalls. The measurement and estimate of these expected credit losses should reflect:

1. An unbiased and probability-weighted amount.

2. The time value of money by discounting this amount to the reporting date using a rate that approximates the EIR of the asset, and

3. Reasonable and supportable information that is available without undue cost or effort.

The expected credit losses must be measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate or an approximation thereof (forward looking).

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

Financial Assets at Amortized Cost

Financial assets that do not meet the definition of financial assets designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.

Financial Assets at fair value through other comprehensive income

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

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

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity. The Held-to-maturity category belongs to IAS 39 standard, replaced by IFRS 9.

Impaired financial assets

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)      significant financial difficulty of the issuer or the borrower,

b)      a breach of contract (e.g. a default or past due event),

c)      a lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,

d)      it becoming probable that the borrower will enter bankruptcy or other financial reorganization,

e)      the disappearance of an active market for that financial asset because of financial difficulties, or

f)      the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

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
Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors. The Loans and receivables category belongs to IAS 39 standard, replaced by “Financial Assets at Amortized Cost” under IFRS 9.

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
Significant increase in credit risk

In order to determine whether there has been a significant increase in credit risk for lifetime expected losses recognition, the Group has develop a two-prong approach:

a)      Quantitative criterion: based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios.

b)      Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

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

Solely Payments of Principle and Interest (SPPI)

The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). To determine whether a financial asset shall be classified as measured at amortized cost or FVOCI, a

Group assesses (apart from the business model) whether the cash flows from the financial asset represent, on specified dates, solely payments of principal and interest on the principal amount outstanding (SPPI).

Stages

IFRS 9 classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized - without significant increase in credit risk (Stage 1); the second comprises the operations for which a significant increase in credit risk has been identified since its initial recognition - significant increase in credit risk (Stage 2) and the third one, the impaired operations Impaired  (Stage 3).

The transfer logic is defined in a symmetrical way, whenever the condition that triggered a transfer to Stage 2 is no longer met, the exposure will be transferred to

Stage 1. In the case of forbearances transferred to stage 2, as long as the loan is flagged as forbearance it will keep its status as Stage 2. However, when the loan is not flagged as forbearance it will be transferred back to Stage 1.

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