Form 20-F
period 2019-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2020-02-28
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Jaime Sáenz de Tejada Pulido

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	BBVA	New York Stock Exchange
Ordinary shares, par value €0.49 per share	BBVA*	New York Stock Exchange*

3.000% Fixed Rate Senior Notes due 2020	BBVA/20A	New York Stock Exchange

*         The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	Irish Stock Exchange
Series 9 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	Irish Stock Exchange

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2019, was:

Ordinary shares, par value €0.49 per share—6,667,886,580

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X]	No [ ]

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    [  ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•          “BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “BBVA USA” means BBVA USA Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Consolidated Financial Statements”  means our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (each as defined herein).

•          “Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

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

•          “Item 4. Information on the Company”;

•          “Item 5. Operating and Financial Review and Prospects”; and

•          “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•          political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and the other geographies in which we operate;

•          our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital, liquidity and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union and an EU capital markets union;

•          the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•          changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•          the political, economic and regulatory impacts related to the United Kingdom’s withdrawal from the European Union and the future relationship between the United Kingdom and the European Union;

•          adjustments in the real estate markets in the geographies in which we operate, in particular in Spain, Mexico, the United States and Turkey;

•          the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation for us and our competitors, and our ability to implement technological advances;

•          changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•          adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations to the repatriation of dividends, international ownership legislation, interest rate caps and tax policies;

•          our ability to continue to access sources of liquidity and funding and to receive dividends and other funds from our subsidiaries;

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

•          security breaches, including cyber-attacks and identity theft;

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

•          uncertainty surrounding the integrity and continued existence of reference rates;

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

There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 and IFRS-IASB for the years ended December 31, 2019, 2018 and 2017. The Consolidated Financial Statements included in this Annual Report have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017.

For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to our Consolidated Financial Statements.

The financial information as of and for the years ended December 31, 2018, 2017, 2016 and 2015 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of the changes in accounting policies and operating segments referred to below (see “―Changes in Accounting Policies” and “―Changes in Operating Segments”) and certain retrospective adjustments made in prior years.

Changes in Accounting Policies

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has applied both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets - Property, plant and equipment” and “Tangible assets – Investment properties” in our consolidated balance sheets within our Consolidated Financial Statements (see Note 17), and a lease liability representing its obligation to make lease payments, which is recorded under the heading “Financial liabilities at amortized cost – Other financial liabilities” in our consolidated balance sheets within our Consolidated Financial Statements (see Note 22.5). For the consolidated income statement within our Consolidated Financial Statements, the amortization of the right to use asset is recorded under the heading “Depreciation and amortization – Tangible assets” (see Note 45) and the financial cost associated with the lease liability is recorded under the heading “Interest expense – Financial liabilities at amortized cost” (see Note 37.2).

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

As allowed by IFRS 16, consolidated financial information as of December 31, 2018 and 2017 and for the years then ended included in our Consolidated Financial Statements has not been restated retrospectively in this regard. For additional information, see Notes 2.2.19 and 2.3 to our Consolidated Financial Statements.

See “Item 5. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition—Application of IFRS 16”.

IAS 12 – “Income Taxes” Amendment

As part of the annual improvements to IFRS standards (2015-2017 cycle), IAS 12 “Income Taxes” was amended for annual reporting periods beginning on or after January 1, 2019. According to the amended standard, an entity shall recognize the income tax consequences of payments of dividends in profit or loss, other comprehensive income or equity, depending on where the entity recognized the originating transaction or event that generated the distributable profits giving rise to the dividend. In accordance with the amended standard, we recorded the income tax consequences of dividends paid for the year ended December 31, 2019 (amounting to €91 million of income) under “Tax expense or income related to profit or loss from continuing operations” in our consolidated income statement within our Consolidated Financial Statements (see Note 19). Such income tax consequences were recorded under “Total equity” in our consolidated balance sheet in previous periods. In order to make the financial information for prior years comparable with the financial information for 2019, the financial information for 2018 and 2017 has been restated retrospectively in this regard. The application of the amended standard resulted in an increase by €76 million and a decrease by €5 million, respectively, in our “Profit attributable to parent company” for 2018 and 2017, respectively (an increase of 1.4% and a decrease of 0.1% in the “Profit attributable to parent company” for 2018 and 2017, respectively). The new standard has had no significant impact on our consolidated total equity.

Hyperinflationary economies

In late 2018, the Group made a change with respect to the accounting policies for hyperinflationary economies in accordance with IAS 29 “Financial information in hyperinflationary economies”.

In addition, in the third quarter of 2018, Argentina, which is part of the South America segment, was considered to be a hyperinflationary country for the first time, and we applied hyperinflation accounting in respect thereof with effect from January 1, 2018.

For additional information, see Notes 2.2.16 and 2.2.20 to our Consolidated Financial Statements.

Changes in Operating Segments

During 2019, we changed the reporting structure of the BBVA Group’s operating segments as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which was renamed “Spain”. Additionally, certain balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities have been reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of and for the years ended December 31, 2018 and 2017 comparable with the information as of and for the year ended December 31, 2019, as required by IFRS 8 “Information by business segments”, figures as of and for the years ended December 31, 2018 and 2017 were recast in conformity with the new segment reporting structure.

For additional information on our current segments, see “Item 4. Business Overview―Operating Segments” and Note 6 to the Consolidated Financial Statements.

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

Not Applicable.

C.   Auditors

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2019, 2018 and 2017 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The Group´s consolidated income statements for 2018 and 2017 have been restated for comparative purposes due to the entry into force of the Amendment to IAS 12. See “Presentation of Financial Information―IAS 12―”Income Taxes” Amendment”.

The audited consolidated financial statements for 2016 and 2015 are not included in this document. The historical financial information set forth below for such years has been derived from the respective financial statements included in annual reports on Form 20-F for certain prior years previously filed by us with retrospective adjustments made in prior years for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros, Except Per Share/ADS Data (in Euros))
Consolidated Statement of Income Data
Interest and other income	31,061	29,831	29,296	27,708	24,783
Interest expense	(12,859)	(12,239)	(11,537)	(10,648)	(8,761)
Net interest income	18,202	17,591	17,758	17,059	16,022
Dividend income	162	157	334	467	415
Share of profit or loss of entities accounted for using the equity method	(42)	(7)	4	25	174
Fee and commission income	7,522	7,132	7,150	6,804	6,340
Fee and commission expense	(2,489)	(2,253)	(2,229)	(2,086)	(1,729)
Net gains (losses) on financial assets and liabilities (1)	798	1,234	938	1,661	865
Exchange differences, net	586	(9)	1,030	472	1,165
Other operating income	671	949	1,439	1,272	1,315
Other operating expense	(2,006)	(2,101)	(2,223)	(2,128)	(2,285)
Income on insurance and reinsurance contracts	2,890	2,949	3,342	3,652	3,678
Expense on insurance and reinsurance contracts	(1,751)	(1,894)	(2,272)	(2,545)	(2,599)
Gross income	24,542	23,747	25,270	24,653	23,362
Administration costs	(10,303)	(10,494)	(11,112)	(11,366)	(10,836)
Depreciation and amortization	(1,599)	(1,208)	(1,387)	(1,426)	(1,272)
Provisions or reversal of provisions	(617)	(373)	(745)	(1,186)	(731)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,151)	(3,981)	(4,803)	(3,801)	(4,272)
Net operating income	7,872	7,691	7,222	6,874	6,251
Impairment or reversal of impairment of investments in joint ventures and associates	(46)	-	-	-	-
Impairment or reversal of impairment on non-financial assets	(1,447)	(138)	(364)	(521)	(273)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(3)	78	47	70	(2,135)
Negative goodwill recognized in profit or loss	-	-	-	-	26
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	21	815	26	(31)	734
Operating profit before tax	6,398	8,446	6,931	6,392	4,603
Tax (expense) or income related to profit or loss from continuing operations	(2,053)	(2,219)	(2,174)	(1,699)	(1,274)
Profit from continuing operations	4,345	6,227	4,757	4,693	3,328
Profit from discontinued operations, net	-	-	-	-	-
Profit	4,345	6,227	4,757	4,693	3,328
Profit attributable to parent company	3,512	5,400	3,514	3,475	2,642
Profit attributable to non-controlling interests	833	827	1,243	1,218	686
Per share/ADS(2) Data
Profit from continuing operations	0.65	0.93	0.71	0.71	0.52
Diluted profit attributable to parent company (3)	0.47	0.75	0.46	0.49	0.37
Basic profit attributable to parent company	0.47	0.75	0.46	0.49	0.37
Dividends declared (In Euros)	0.260	0.250	0.170	0.160	0.160
Dividends declared (In U.S. dollars)	0.292	0.286	0.204	0.169	0.174
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580	6,667,886,580	6,566,615,242	6,366,680,118

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

(3)  Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period, including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2016, October 2016 and April 2017, excluding the weighted average number of treasury shares during the year (6,668 million, 6,668 million, 6,642 million, 6,468 million and 6,290 million shares for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively).

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data	0
Total assets	698,690	676,689	690,059	731,856	749,855
Net assets	54,925	52,874	53,323	55,428	55,282
Common stock	3,267	3,267	3,267	3,218	3,120
Financial assets at amortized cost (1)	439,162	419,660	445,275	483,672	471,828
Financial liabilities at amortized cost - Customer deposits	384,219	375,970	376,379	401,465	403,362
Debt certificates	68,619	63,970	63,915	76,375	81,980
Non-controlling interest	6,201	5,764	6,979	8,064	7,992
Total equity	54,925	52,874	53,323	55,428	55,282
Consolidated ratios
Profitability ratios:
Net interest margin (2)	2.62%	2.59%	2.52%	2.32%	2.27%
Return on average total assets (3)	0.6%	0.9%	0.7%	0.6%	0.5%
Return on average shareholders’ funds (4)	6.3%	10.2%	6.7%	6.7%	5.3%
Credit quality data
Loan loss reserve (5)	12,427	12,217	12,784	16,016	18,742
Loan loss reserve as a percentage of financial assets at amortized cost (1)	2.83%	2.91%	2.87%	3.31%	3.97%
Non-performing asset ratio (NPA ratio) (6)	3.79%	3.94%	4.49%	4.90%	5.37%
Impaired loans and advances to customers	15,954	16,349	19,390	22,915	25,333
Impaired loan commitments and guarantees to customers (7)	731	740	739	680	664
	16,684	17,089	20,130	23,595	25,997
Loans and advances to customers at amortized cost (8)	394,763	386,225	401,074	430,629	432,921
Loan commitments and guarantees to customers	45,952	47,575	47,671	50,540	49,876
	440,714	433,800	448,745	481,169	482,797

(1)  With respect to 2015, consists exclusively of assets recorded under “Loans and receivables” as of December 31, 2015 in the consolidated financial statements included in the annual report on Form 20-F for such year, following IAS 39 (see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Financial instruments”). Financial information for 2017 included in the Consolidated Financial Statements, and financial information for 2016 included in the consolidated financial statements for the year ended December 31, 2018, was prepared in accordance with the accounting policies and valuation criteria applicable under IAS 39, subject to certain modifications in order to improve its comparability with financial information for subsequent periods. For additional information on such modifications, see “Presentation of Financial Information—Application of IFRS 9” in our annual report on Form 20-F for the year ended December 31, 2018.

(2)  Represents net interest income as a percentage of average total assets.

(3)  Represents profit attributable to parent company as a percentage of average total assets.

(4)  Represents profit attributable to parent company for the year as a percentage of average shareholders’ funds for the year.

(5)  Represents loss allowance on loans and advances at amortized cost.

(6)  Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.

(7)  We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would generally be lower for the periods covered, amounting to 3.62%, 3.77%, 4.32%, 4.76% and 5.25% as of December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(8)  Includes impaired loans and advances.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

BUSINESS RISKS

Inherent Business Risks

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality, which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet

The Group has exposures to many different products, counterparties and obligors and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral, or in their behavior or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, reduced consumer, corporate or government spending, global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties and the economic environment they operate in, increased unemployment, reduced asset values, increased household or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, counterparty challenges to the interpretation or validity of contractual arrangements and any external factors of a legislative or regulatory nature.

The total maximum credit risk exposure (calculated as set forth in Note 7.1.2 to the Consolidated Financial Statements) was €809,786 million, €763,082 million and €763,165 million as of December 31, 2019, 2018 and 2017, respectively. Total non-performing or impaired financial assets and contingent risk (calculated as set forth in Note 7.1.5 to the Consolidated Financial Statements) amounted to €16,770 million, €17,134 million and €20,590 million as of December 31, 2019, 2018 and 2017, respectively. The Group had a 3.79% non-performing asset ratio (calculated as indicated herein) as of December 31, 2019, compared to 3.94% and 4.49% as of December 31, 2018 and 2017, respectively. The Group’s non-performing loan coverage ratio was 77% as of December 31, 2019, compared to 73% and 65% as of December 31, 2018 and 2017, respectively.

Non-performing or low credit quality loans have in the past and can continue to negatively affect the Group’s results of operations. The Group cannot assure that it will be able to effectively control the level of the impaired loans in its total loan portfolio. At present, default rates are partly cushioned by low rates of interest which have improved customer affordability, but there is a risk of increased default rates if interest rates start to rise. The timing, quantum and pace of any default rate rise are key risk factors. All new lending is dependent on the Group’s assessment of each customer’s ability to pay, and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay, including as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure based on its classifications and estimates of possible changes in credit quality. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. There is a risk in making such assessments that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the effect of these identified factors, which could have a material adverse effect on the Group’s business, financial condition or results of operations.

Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on the Group’s loan portfolio and, as a result, on its financial condition and results of operations. Moreover, any increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, reducing the number of new products that the Group may otherwise be able to sell to them and limiting the Group’s ability to attract new customers who satisfy its credit standards, which could have an adverse effect on the Group’s ability to achieve its plans.

The Group’s business is particularly vulnerable to volatility in interest rates

The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sectors in the markets in which it operates, domestic and international economic and political conditions and other factors. Changes in market interest rates, including cases of negative reference rates, can affect the interest rates that the Group receives on its interest-earning assets differently from their effect on the rates that it pays for its interest-bearing liabilities. This may, in turn, result in a reduction of the net interest income the Group receives, which could have a material adverse effect on its results of operations.

In addition, the high proportion of the Group’s loans referenced to variable interest rates makes borrowers’ capacity to repay such loans more vulnerable to changes in interest rates and the profitability of the loans more vulnerable to interest rate decreases. Loans and advances to customers maturing in more than one year and bearing floating interest rates made up 59%, 62% and 62% of such transactions as of December 31, 2019, 2018 and 2017, respectively. See Note 14.3 to the Consolidated Financial Statements. In addition, a rise in interest rates could reduce the demand for credit and the Group’s ability to generate credit for its clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on the Group’s business, financial condition or results of operations. See Note 7.3.1 to the Consolidated Financial Statements for further information.

The Group faces increasing competition in its business lines

The markets in which the Group operates are highly competitive and this trend will likely continue with new business models likely to be developed in coming years whose impact is unforeseeable. In addition, the trend towards consolidation in the banking industry has created larger, well-capitalized banks with which the Group must now compete.

The Group also faces competition from non-bank competitors, such as BigTech firms, financial-technology (or “Fintech”) companies, payment platforms, e-commerce businesses, large department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies and –with respect to its deposits- public and corporate debt securities. According to the Financial Stability Board (“FSB”), non-bank financial intermediaries managed assets totaling $184.3 trillion as of December 2017 and are experiencing growth exceeding that of the commercial banking business. BigTech firms are already engaged in a wide range of financial activities. This is particularly the case in China, where BigTech firms have market capitalizations comparable to those of the world’s largest financial groups, and offer a wide range of financial services through subsidiaries. BigTech firms have also been expanding their provision of financial service in other emerging markets, notably in South East Asia, East Africa and Latin America. Such firms have achieved scale in financial services very rapidly, in part due to the large customer bases and high degree of brand recognition associated with their existing core technology businesses. Despite its recent growth, total credit extended by BigTech firms accounts for a small proportion of overall credit. Still, competition from non-bank competitors may significantly increase in the future.

In recent years, the financial services sector has experienced a significant transformation, closely linked to the development of the internet and mobile technologies. Part of that transformation involves the entrance of new players, such as those listed above. However, as of the date of this Annual Report, there is an uneven playing field between banks and non-bank players. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank players that are only subject to activity-specific regulations or benefit from regulatory uncertainty. In addition, Fintech activities are generally subject to additional rules on internal governance when they are carried out within a banking group. For instance, the CRD V Directive limits the ratio between the variable and fixed salary that financial institutions can pay to certain staff members identified as risk takers. This places banking groups such as the Group at a competitive disadvantage for attracting and retaining digital talent and for retaining the founders and management teams of acquired companies.

Existing loopholes in the regulatory framework are another source of uneven playing fields between banks and non-bank players. Some new services or business models are not yet covered under existing regulations. In these cases, asymmetries between banks and non-bank players arise since banks, as regulated entities, often face obstacles to engage in unregulated activities.

The Group’s future success depends, in part, on its ability to use technology to provide products and services that provide convenience to customers. Despite the technological capabilities the Group has been developing and its commitment to digitalization, as a result of the uneven playing field referred to above or for other reasons, the Group may not be able to effectively implement new technology-driven products and services or be successful in marketing or delivering these products and services to its customers, which would adversely affect the Group’s business, financial condition and results of operations.

In addition, companies offering new applications and financial-related services based on artificial intelligence are becoming more competitive. The often-lower cost and higher processing speed of these new applications and services can be especially attractive to technologically-adept purchasers. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, machine learning and other advances outside of the Group’s control. If the Group is not able to successfully keep pace with these technological advances, its business may be adversely affected.

In addition, the project of achieving a European capital markets union was launched by the European Commission as a plan to mobilize capital in Europe, one of its main objectives being to provide businesses with a greater choice of funding at lower costs and to offer new opportunities for savers and investors. These objectives are expected to be achieved by developing a more diversified financial system complementing bank financing with deep and developed capital markets, which may adversely affect the Group’s business, financial condition and results of operations.

Exposure to the real estate market makes the Group vulnerable to developments in this market

The Group is significantly exposed to the real estate market, particularly in Spain. The Group’s exposure to the construction and real estate industries in Spain amounted to €9,943 million, €11,045 million and €11,981 million as of December 31, 2019, 2018 and 2017, respectively, of which €2,649 million, €3,183 million and €5,224 million, respectively, related to construction and real estate development loans in Spain (representing 1.4%, 1.7% and 2.9%, respectively, of the Group’s loans and advances to customers in Spain (excluding loans and advances to the public sector) and 0.4%, 0.5% and 0.8%, respectively, of the Group’s consolidated assets, as of such dates). The Group is exposed to the real estate market due to the fact that real estate assets secure many of its outstanding loans, it holds a significant amount of real estate assets on its balance sheet, principally as a result of foreclosures, and it holds stakes in real estate companies such as Metrovacesa, S.A. and Divarian Propiedad, S.A. Total real estate exposure in Spain, including development loans, foreclosed assets and other real estate-related assets had a coverage ratio of 52% as of December 31, 2019 (55% as of December 31, 2018). For additional information, see item (b) of Appendix IX (Additional information on risk concentration) of our Consolidated Financial Statements.

While the demand for homes and real estate loans has been on the rise in recent years, growth in the sector seems to be stagnating. Any deterioration of real estate prices could have a material adverse effect on the Group’s business, financial condition and results of operations. For example, a decline in prices for real estate assets in Spain would reduce the value of the real estate portfolio that serves to secure its real estate loans and credit and, consequently, any defaults would increase the amount of expected losses relating to those loans and credit facilities.

The Group faces risks related to its acquisitions and divestitures

The Group has both acquired and sold various companies and businesses over the past few years. As of the date of this Annual Report, the closing of the sale of BBVA Paraguay remains subject to obtaining the relevant regulatory authorizations. Other recent transactions include the sale of BBVA Chile and the Cerberus Transaction (as defined herein). For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures”.

The Group’s mergers and acquisitions activity (M&A) involves divestitures from certain businesses and the strengthening of other business areas through acquisitions. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all and, if completed, they may not obtain the expected results. In addition, if completed, the Group’s results of operations could be negatively affected by divestiture or acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, divestitures or acquisitions, including claims from terminated employees, customers or third parties, and the Group may be liable for potential or existing litigation and claims related to an acquired business, including because either the Group is not indemnified for such claims or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of certain matters, including claims against the divested entity or business.

In the case of acquisitions, even though the Group reviews the companies it plans to acquire, it is often not possible for these reviews to be complete in all respects and, consequently, there may be risks associated with unforeseen events or liabilities relating to the acquired assets or businesses that may not have been revealed during the due diligence processes, resulting in the Group needing to assume unforeseen liabilities or an acquisition not performing as expected. In addition, acquisitions are inherently risky because of the difficulties of integrating people, operations and technologies that may arise. There can be no assurance that any of the businesses the Group acquires can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to potential write-downs that adversely affect the Group’s results of operations.

Any of the foregoing may cause the Group to incur significant unexpected expenses, may divert significant resources and management attention from our other business concerns, or may otherwise have a material adverse impact on the Group’s business, financial condition and results of operations.

Risks Deriving from our Geographic Distribution

Deterioration of economic conditions or the institutional environment in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations

The Group operates commercial banks and insurance and other financial services companies in many countries and its overall success as a global business depends on its ability to succeed in differing economic, social and political conditions and in environments of differing legislative and regulatory requirements (including, among others, laws and regulations regarding the repatriation of funds or the nationalization or expropriation of assets). The Group is particularly sensitive to developments in Mexico, the United States, Turkey and Argentina, which represented 15.6%, 12.7%, 9.2% and 1.0% of the Group’s assets as of December 31, 2019, respectively (14.3%, 12.1%, 9.8% and 1.2% of the Group’s assets as of December 31, 2018, respectively).

The Group faces, among others, the following economic risks:

•          weak economic growth or recession in the countries where it operates, poor employment growth and structural challenges constraining employment growth, such as in Spain, where unemployment has remained relatively high, which may negatively affect the household income levels of the Group’s retail customers and the recoverability of the Group’s retail loans, resulting in increased loan loss allowances and asset impairments;

•          declines in inflation or even deflation, primarily in Europe, or very high inflation rates, such as in Venezuela and Argentina and, to a lesser extent, Turkey;

•          changes in foreign exchange rates resulting in changes in the reported earnings of the Group’s subsidiaries, particularly in Venezuela and Argentina, together with the relevant impact on profits, assets (including risk-weighted assets) and liabilities;

•          an environment of very low interest rates or even a prolonged period of negative interest rates in some areas where the Group operates, which could lead to decreased lending margins and lower returns on assets;

•          adverse developments in the real estate market, especially in Spain, Mexico, the United States and Turkey, given the Group’s exposures to those markets;

•          substantially lower oil prices, which could particularly affect producing areas, such as Venezuela, Mexico, Texas or Colombia, to which the Group is materially exposed or, conversely, substantially higher oil prices, which could have a negative impact on disposable income levels in net oil consuming areas, such as Spain or Turkey, to which the Group is also materially exposed;

•          the impact of the coronavirus disease (COVID-19), which may adversely affect, among other matters, factory output, supply chains, travel and tourism, investor confidence and consumer spending;

•          changes in the institutional or political environment in the countries where the Group operates, which could evolve into sudden and intense economic downturns and/or regulatory changes; for example, the potential exit by an EU Member State from the European Monetary Union, which could materially adversely affect the European and global economies, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects; and

•          a government default on, or restructuring of, sovereign debt, which could affect the Group primarily in two ways: directly, through portfolio losses (the Group’s exposure to government debt relates mainly to Spain, Mexico, the United States and Turkey, which together amounted to €116,006 million, equivalent to 16.6% of the Group’s consolidated total assets, as of December 31, 2019); and indirectly, through instabilities that a default on, or restructuring of, sovereign debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates.

For additional information relating to certain risks that the Group faces in Spain, see “—Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition”. For additional information relating to certain risks that the Group faces in emerging market economies such as Latin America and Turkey, see “—The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations”.

The deterioration of economic conditions or the institutional environment in the countries where the Group operates could adversely affect the cost and availability of funding for the Group, the quality of the Group’s loan and investment securities portfolios and levels of deposits and profitability, which may also require the Group to take impairments on its exposures or otherwise adversely affect the Group’s business, financial condition and results of operations.

The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations

The Group’s international operations expose it to risks and challenges which its local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, political risk which may be particular to foreign investors and limitations on the distribution of dividends. There is no guarantee that the Group will be successful in developing and implementing policies and strategies in each country in which it operates, some of which have experienced significant financial, political and social volatility in recent decades.

As of December 31, 2019, approximately 48.1% of the Group’s assets and approximately 41.9% of its liabilities were denominated in currencies other than the euro. See Note 7.3.2 to the Consolidated Financial Statements for information on our hedging policy for exchange rate risk and Appendix VII thereof for additional information on our exposure to such risk.

The Group is particularly sensitive to developments in Mexico, Turkey and Argentina, which represented 15.6%, 12.7%, 9.2% and 1.0% of the Group’s assets as of December 31, 2019, respectively (14.3%, 9.8% and 1.2% of the Group’s assets as of December 31, 2018, respectively).

Certain risks affecting emerging markets and, in particular, Mexico, are discussed in greater detail below.

Emerging Markets

Emerging markets are generally subject to greater risk than more developed markets.

Emerging markets are affected by conditions in other related markets and in global financial markets generally (such as U.S. interest rates and the U.S. dollar exchange rate) and some are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Despite recent global economic growth, there are increasing risks of deterioration that might be triggered by a full-scale trade war, geopolitical events or changes in financial risk appetite, including as a result of a disordered deleveraging process in China or a sudden and unexpected downward growth adjustment in the United States. If global financial conditions deteriorate, the business, financial condition and results of operations of the Bank’s subsidiaries in emerging economies, especially in Latin America and Turkey, could be materially adversely affected.

Moreover, a financial crisis in a particular emerging market could adversely affect other emerging markets that are commercially or financially related and could impact the global economy. Financial turmoil in a particular emerging market tends to adversely affect exchange rates, stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or the emerging markets where the Group operates in particular, could dampen capital flows to such economies and adversely affect such economies.

Argentina, where the Bank operates through BBVA Argentina, and Turkey, where the Bank operates through Garanti BBVA, have recently experienced significant exchange rate volatility (for example, the Argentine peso lost a significant portion of its value against the U.S. dollar during the course of 2018 and 2019), rapidly-increasing interest rates and deteriorating economic conditions, adversely affecting our operations in those countries and the value of the related assets and liabilities when translated into euros. Hyperinflation in Argentina had a negative impact of €224 million on profit attributable to parent company for the year ended December 31, 2019 (€266 million for the year ended December 31, 2018). In addition, the Group’s activities in Venezuela are subject to a heightened risk of changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, exchange controls, government restrictions on dividends and tax policies. Moreover, the repatriation of dividends from BBVA’s Venezuelan and Argentinean subsidiaries are subject to certain restrictions and there is no assurance that further restrictions will not be imposed.

Mexico

The Group may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries generally, including the trade historically facilitated by NAFTA. As a result, economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade, immigration and foreign relations can have an impact on economic conditions in Mexico. Because the Mexican economy is heavily influenced by the U.S. economy, the termination of NAFTA and/or any development affecting the United States-Mexico-Canada Agreement (the “USMCA”) may adversely affect economic conditions in Mexico. As of the date of this Annual Report, USMCA still needs to be approved by the legislature of Canada. As such, uncertainty continues as to whether USMCA will be ratified in its current form, or at all.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Mexico” for information on certain recent changes to the financial sector regulation.

If economic conditions in the emerging market economies where the Group operates deteriorate, the Group’s business, financial condition and results of operations could be materially adversely affected.

Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically carried out its lending activity mainly in Spain, which continues to be one of its primary business areas, such that as of December 31, 2019, total risk in financial instruments in Spain (calculated as set forth in item (c) of Appendix IX (Additional information on risk concentration) of our Consolidated Financial Statements) amounted to €229,564 million, equivalent to 37% of the Group’s total risk in financial instruments. After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) contracted in the 2009-2010 and 2012-2013 periods. The effects of the financial crisis were particularly pronounced in Spain given its heightened need for foreign financing as reflected by its high current account deficit, resulting from the gap between domestic investment and savings, and its public deficit. The current account imbalance has been corrected and the public deficit is in a downward trend, with GDP growth above 3% in each of 2015 and 2016, falling to 2.9%, 2.4% and 2.0% in 2017, 2018 and 2019, respectively, and unemployment decreased to 13.8% in 2019 from 15.3% in 2018. GDP growth is expected to remain around 2.0% in the coming years, although there are drivers of uncertainty abroad (for example, the possibility of a sudden halt to global growth, and the medium- to long-term consequences of the United Kingdom’s exit from the European Union) and in Spain (for example, the adoption of economic policies that deteriorate household and corporate confidence in the economy and/or financing costs) that could alter that trend, restricting employment growth and reducing levels of disposable income for households and companies. In addition, the Spanish economy is particularly sensitive to economic conditions in the Eurozone, the main export market for Spanish goods and services. The Group’s loans and advances to customers in Spain totaled €197,058 million as of December 31, 2019, representing 50% of the total amount of loans and advances to customers included on the Group’s consolidated balance sheet. Our Spanish business includes extensive operations in Catalonia, which represented 18% of the Group’s assets in Spain as of December 31, 2019 (18% as of December 31, 2018). While social and political tensions have generally declined in recent months, if such tensions were to increase, this could lead to scenarios of uncertainty, volatility in capital markets and a deterioration of economic and financing conditions in Spain.

Given the relevance of the Group’s loan portfolio in Spain, any adverse change affecting economic conditions in Spain could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the United Kingdom’s planned exit from the European Union

The United Kingdom’s exit from the European Union on January 31, 2020 (“Brexit”) has affected and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets. The long-term effects of Brexit will depend on the future relationship between the United Kingdom and the European Union, including whether the two maintain close commercial ties after the United Kingdom exits the European Single Market, which is currently scheduled to occur on December 31, 2020.

The Group currently has a branch and 120 employees (as of December 31, 2019) in the United Kingdom, and engages in significant cross-border transactions with the United Kingdom, primarily with banks and other financial institutions. The Group held U.K. sovereign debt totaling €43 million as of December 31, 2019 and it currently holds a 39.02% interest in Atom Bank plc, a U.K. digital bank. In addition to the effects on the economy and European and global financial markets, the implementation of Brexit could harm or otherwise limit our capacity to carry out commercial transactions in the United Kingdom or in any other location. In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the banking industry, we could face significant new costs and compliance difficulties as it may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. In addition, we may face challenges in the recruitment and mobility of employees as well as adverse effects from fluctuations in the value of the pound sterling that may directly or indirectly affect the value of any assets of the Group, including those assets, and their respective risk-weighted assets, denominated in such currency. Moreover, it is possible that Brexit may cause an economic slowdown, or even a recession, in the United Kingdom as well as in the European Union, including in Spain. Due to the ongoing political uncertainty as regards the United Kingdom’s future relationship with the European Union, the precise impact on the business of the Group is difficult to determine. Any of the above or other effects of Brexit could have a material adverse effect on the Group’s business, financial condition and results of operations.

FINANCIAL RISKS

See also “—Business Risks—Inherent Business Risks—The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality, which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet” and “—Business Risks—Inherent Business Risks—The Group’s business is particularly vulnerable to volatility in interest rates”.

Liquidity Risks

Withdrawals of deposits or other sources of liquidity may make it more difficult or costly for the Group to fund its business on favorable terms, cause the Group to take other actions or even lead to an exercise of the Spanish Bail-in Power

Historically, one of the Group’s principal sources of funds has been savings and demand deposits. Customer deposits represented approximately 74% of the BBVA Group’s total financial liabilities at amortized cost as of December 31, 2019, compared with 74% and 69% at December 31, 2018 and 2017, respectively. See Note 22 to the Consolidated Financial Statements.

Long-term time deposits may, under some circumstances, such as during periods of significant interest-rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside the Group’s control, such as a loss of confidence (including as a result of political actions, such as an exercise of the Spanish Bail-in Power (as defined below), expropriation or taxation of creditors’ funds) or competition from investment funds or other products. Moreover, there can be no assurance that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which the Group operates, or where such withdrawal specifically affects the Group, the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets. In that case, the Bank could be subject to early intervention or, ultimately, resolution measures implemented by the Spanish Resolution Authority in accordance with Law 11/2015 of June 18 on the Recovery and Resolution of Credit Institutions and Investment Firms (Ley 11/2015 de 18 de junio de recuperación y resolución de entidades de crédito y empresas de servicios de inversión), as amended, replaced or supplemented from time to time (“Law 11/2015”) including, but not limited to, an exercise of the Spanish Bail-in Power (including a Non-Viability Loss Absorption (as defined below)). See “—Legal, Regulatory, Tax and Reporting Risks—Regulatory Risks—Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue”.

In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis in 2008, are removed from the market, there can be no assurance that the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets or taking additional deleverage measures, and could be subject to the adoption of any early intervention or, ultimately, resolution measures by the Spanish Resolution Authority pursuant to Law 11/2015 (including, but not limited to, the exercise of the Spanish Bail-in Power (including a Non-Viability Loss Absorption)).

 “Spanish Bail-in Power” means any write-down, conversion, transfer, modification, or suspension power existing from time to time under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as defined herein), including, but not limited to (a) Law 11/2015, (b) RD 1012/2015 (as defined herein); and (c) the SRM Regulation (as defined herein), each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised.

“Non-Viability Loss Absorption” means the power of the Spanish Resolution Authority to permanently write-down or convert capital instruments into equity at the point of non-viability of an institution.

“Spanish Resolution Authority” means the Spanish Fund for the Orderly Restructuring of Banks (Fondo de Restructuración Ordenada Bancaria) (“FROB”), the European Single Resolution Mechanism (“SRM”) and, as the case may be, according to Law 11/2015, the Bank of Spain and the CNMV, and any other entity with the authority to exercise the Spanish Bail-in Power (including a Non-Viability Loss Absorption) from time to time.

The Bank has a continuous demand for liquidity to fund its business activities. The Bank may suffer during periods of market-wide or firm-specific liquidity constraints, and liquidity may not be available to it even if its underlying business remains strong

Liquidity and funding continue to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on the short- and long-term wholesale funding markets. Should the Group, due to exceptional circumstances or otherwise, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be affected.

The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend could be affected through limited access to liquidity (including government and central bank facilities). In such extreme circumstances, the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to the Group (or to all banks), which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of the Group may increase, and such increases may be material to the Group’s business, financial condition and results of operations.

Other Financial Risks

The Bank and certain of its subsidiaries depend on their credit ratings and those assigned to Spanish sovereign debt. Any decline in these credit ratings could increase the cost of financing or require contracts to be terminated or obligate the Bank to provide additional guarantees under such contracts, which could adversely affect the Group’s business, financial condition and results of operations

The banking business carried out by the Group involves obtaining financing from various sources. Credit ratings are essential to carrying out the banking business since the ability to obtain financing and its price depends in part on such ratings, as well as on other factors including market conditions and the interest rate environment.

The Bank and certain of its subsidiaries are rated by various credit rating agencies. The credit ratings assigned to the Bank and such subsidiaries are an assessment by rating agencies of their ability to pay their obligations when due, affecting the cost of financing and other conditions.

Rating agencies regularly review the Group’s long-term debt ratings based on several factors including financial solvency and other circumstances that affect the financial sector in general. There is no assurance that the Group’s current ratings or outlook will be maintained, and any actual or planned reduction in such ratings or outlook, whether to below investment grade or any other level, could increase the Group’s financing cost and limit or deteriorate the Group’s ability to access the capital markets, secured financing markets (affecting its capacity to replace its impaired assets with other assets bearing better ratings) or inter-bank markets through wholesale deposits, or even lead to a failure to comply with certain contracts or generate additional obligations under those contracts, such as the need to grant additional guarantees, due to the fact that credit ratings are used in some contracts to activate non-compliance and early termination clauses or serve as a basis for demanding additional guarantees if they fall below certain levels.

If the Group is required to cancel contracts due to a ratings reduction leading to early termination, it may not be able to replace them on similar terms or at all, which could have a material adverse impact on its business, financial condition and results of operations.

A ratings reduction could also have an adverse effect on the Group’s reputation or on its ability to sell or market some of its products or participate in certain transactions, and could cause a loss of customer deposits or lead to third parties being less willing to carry out commercial transactions with the Group, especially transactions requiring a minimum rating for investment, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

Moreover, the Group’s ratings may be affected by a decline in the rating for Spanish sovereign debt, including because the Group holds a substantial amount of securities issued by the Kingdom of Spain, autonomous communities within Spain and other Spanish issuers. The Group’s exposure as of December 31, 2019 to Spanish sovereign debt was €50,905 million, representing 7% of the Group’s total consolidated assets (compared to €48,473 million and €51,410 million, representing 7% and 7% of the Group’s total consolidated assets as of December 31, 2018 and 2017, respectively). Any decline in the Kingdom of Spain’s credit ratings could adversely affect the value of the respective debt portfolios held by the Group or otherwise materially adversely affect the Group’s business, financial condition and results of operations.

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

BBVA depends in part upon dividends and other funds from subsidiaries, which payment could be beyond BBVA’s control

Some of the Group’s operations are conducted through BBVA’s subsidiaries. As a result, BBVA’s results (and its ability to pay dividends) depend in part on the ability of its subsidiaries to generate earnings and to pay dividends to BBVA. However, as a result in part of the Group’s decision to follow a multiple-point-of-entry resolution strategy (as part of the framework for the resolution of financial entities designed by the Financial Stability Board (FSB)), BBVA’s subsidiaries are required to manage their own liquidity autonomously (obtaining deposits or accessing markets using their own rating) and their payment of dividends, distributions and advances will depend on their earnings and liquidity and the overall state of their business, among other considerations, subject to any legal, regulatory and contractual restrictions.

Additionally, the Bank’s right to receive any assets of any of its subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of subsidiaries’ creditors, including trade creditors. The Group also has to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to the Bank by its subsidiaries (see “—Regulatory Risks—Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”).

The Group is exposed to risks related to the continued existence of certain reference rates and the transition to alternative reference rates

In recent years, international regulators are driving a transition from the use of interbank offer rates (“IBORs”), including EURIBOR, LIBOR and EONIA, to alternative risk free rates (“RFRs”). This has resulted in regulatory reform and changes to existing IBORs, with further changes anticipated. These reforms and changes may cause an IBOR to perform differently than it has done in the past or to be discontinued. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021, and EONIA modified its methodology on October 2, 2019 and will likely be discontinued as from January 2022. In November 2019, the determination methodology for EURIBOR was changed to a new hybrid methodology using transaction-based data and other sources of data.

Uncertainty as to the nature and extent of such reforms and changes, and how they might affect financial instruments, may adversely affect the valuation or trading of a broad array of financial instruments that use IBORs, including any EURIBOR, EONIA or LIBOR-based securities, loans, deposits and derivatives that are issued by the Group or otherwise included in the Group’s financial assets and liabilities. Such uncertainty may also affect the availability and cost of hedging instruments and borrowings. The Group is particularly exposed to EURIBOR-based financial instruments.

It is not possible to predict the timing or full effect of the transition to RFRs. As a result of such transition, the Group will be required to adapt or amend documentation for new and the majority of existing financial instruments, and may be subject to disputes (including with customers of the Group) related thereto, either of which could have an adverse effect on the Group’s results of operations. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments. Such transition could also result in pricing risks arising from how changes to reference rates could impact pricing mechanisms in some instruments, and could have an adverse effect on the value of, return on and trading market for such financial instruments and on the Group’s profitability. In addition, the transition to RFRs will require important operational changes to the Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates.

Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by asset impairment

Regulatory, business, economic or political changes and other factors could lead to asset impairment. Severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures in recent years. Several factors could further depress the valuation of our assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). Recent and ongoing political processes such as Brexit, the surge of populist trends in several European countries, health-related crisis, increased trade tensions or potential changes in U.S. economic policies implemented by the U.S. administration, could increase global financial volatility and lead to the reallocation of assets. Doubts regarding the asset quality of European banks also affected their evolution in the market in recent years. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe challenges has contributed to the deterioration of the valuation of global assets and further increased volatility in the global financial markets. Additionally, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in more normal market conditions due in part to the decreasing credit quality of hedge counterparties. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. In addition, the Group may be required to derecognize deferred tax assets if it believes it is unable to use them over the period for which the deferred tax assets remain deductible.

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

LEGAL, REGULATORY, TAX AND REPORTING RISKS

Legal Risks

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

Legal and regulatory actions and proceedings against financial institutions have been on the rise in Spain and other jurisdictions where the Group operates over the last decade, fueled in part by certain recent consumer-friendly rulings. In certain instances, these rulings were the result of appeals made to national or supranational courts (such as the European Court of Justice). Legal and regulatory actions and proceedings faced by the Group include legal proceedings brought by clients before Spanish and European courts in relation to mortgage loan agreements in which the claimants argue that certain provisions of such agreements should be declared null and void (including provisions concerning fees and other expenses, early termination and the use of certain interest rate indexes in mortgage loans). The application of certain interest rates and other conditions in certain credit card contracts is also being challenged in the Spanish courts. Legal and regulatory actions and proceedings currently faced by other financial institutions regarding these and other matters, especially if such actions or proceedings result in consumer-friendly rulings, could also adversely affect the Group.

On December 14, 2017, the Spanish Supreme Court issued judgment 669/2017 regarding consumer mortgage loans linked to the interest rate index known as IRPH (the average rate for mortgage loans with a term exceeding three years for the acquisition of free-market homes granted by credit institutions in Spain), which was calculated by the Bank of Spain and published in the Official State Journal, which ruling confirmed that the mere referencing of a mortgage loan to the IRPH did not imply a lack of transparency.

A request for a preliminary ruling was subsequently made to the European Court of Justice, which questioned the judgment adopted by the Spanish Supreme Court. On September 10, 2019, the Attorney General of the European Court of Justice issued a report in which he concluded that Bankia, S.A. (the Spanish bank that is a party to this proceeding) complied with the transparency requirement imposed by applicable European legislation. The Attorney General also stated that national judges are responsible for assessing compliance with applicable transparency obligations in each particular case. However, the conclusions reached by the Attorney General in his report are not binding on the European Court of Justice, which is still to rule on the matter. If the European Court of Justice were to adopt a ruling contrary to the Group’s interests, the Group’s results could be materially adversely affected. The precise impact of such a ruling would depend on (i) the Court’s decision regarding which interest rate should be applied to consumer mortgage loans linked to IRPH, and (ii) whether the judgment would be applied retroactively. It is currently expected that the European Court of Justice will issue a ruling in this matter in March 2020.

The Group is also involved in antitrust proceedings and investigations in certain countries which could, among other things, give rise to sanctions or lead to lawsuits from clients or other persons. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica or the “COFECE”) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Bancomer, S.A. (“BBVA Mexico”) in connection with transactions in Mexican government bonds. The Mexican Banking and Securities Exchange Commission (Comisión Nacional Bancaria y de Valores) also initiated a separate investigation regarding this matter, which resulted in certain fines, insignificant in amount, being initially imposed, which BBVA Mexico has challenged. In March 2018, BBVA Mexico and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. The judge assigned to hear these proceedings dismissed plaintiffs’ claims in their entirety but permitted plaintiffs to file an amended complaint, which the defendants have again moved to dismiss.

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

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part contrary to the Group’s interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by the Bank

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to the Bank. On July 29, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could represent the crimes of bribery, revelation of secrets and corruption. As at the date of this Annual Report, no formal accusation against the Bank has been made. Certain current and former officers and employees of the Group, as well as former directors of the Bank, have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information from its on-going forensic investigation regarding its relationship with Cenyt. The Bank has also testified before the judge and prosecutors at the request of the Central Investigating Court No. 6 of the National High Court.

On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings.

This criminal judicial proceeding is at a preliminary stage. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

Regulatory Risks

The Group is subject to substantial regulation and regulatory and governmental oversight. Changes in the regulatory framework, including the different local regulations applicable to the Group, could have a material adverse effect on its business, results of operations and financial condition

The financial services industry is among the most highly regulated industries in the world. In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued as a consequence of some of these proposals. Other proposals are still being developed.

The wide range of recent actions or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, special bank levies and financial transaction taxes, legislation regarding mortgages and banking products, consumer and user regulations, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, separation of certain businesses from deposit taking, stress testing and capital planning regimes, legislation on the prevention of money laundering and the financing of terrorism, market abuse and integrity legislation, regulations regarding conduct with financial market customers, anti-corruption legislation, heightened reporting requirements and reforms of derivatives, other financial instruments, investment products and market infrastructures. In addition, the European supervisory and regulatory framework has changed and intensified, following the creation of the Single Supervisory Mechanism and the SRM.

The specific effects of these new regulations are often uncertain given their early stage of elaboration or implementation. In addition, while some of these new laws and regulations have already entered into force, the manner in which they will be applied to the operations of financial institutions is still evolving. The discretion that regulators and supervisors have when regulating and supervising banks also generates uncertainty.

Moreover, local legislation in certain jurisdictions where the Group operates differs in a number of material respects from equivalent regulations in Spain or the United States and may, for example, establish different capital requirements, prohibit the Bank from engaging in certain activities or require specific authorization for those activities, which may give rise to higher compliance costs. See “—Business Risks—Risks Deriving from our Geographic Distribution—The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations”.

Regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect the Group’s ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation, and increase the Group’s compliance costs.

Any required changes to the Group’s business operations resulting from the legislation and regulations applicable to such business, in particular in Spain, Mexico, the United States or Turkey, could result in significant loss of revenue, limit the Group’s ability to pursue business opportunities in which the Group might otherwise consider engaging, affect the value of assets that the Group holds, require the Group to increase its prices and therefore reduce demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.

Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations

In its capacity as a Spanish credit institution, the Bank is subject to compliance with a “Pillar 1” solvency requirement, a “Pillar 2” solvency requirement and a “combined capital buffer requirement” at both the individual and consolidated level. For additional information, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”.

As a result of the latest Supervisory Review and Evaluation Process (“SREP”) carried out by the European Central Bank (“ECB”), the Bank is required to maintain, from January 1, 2020 on a consolidated basis, a common equity tier 1 capital ratio (“CET1”) of 9.27% and a total capital ratio of 12.77%. This total capital requirement on a consolidated basis includes: (i) a Pillar 1 requirement of 8% that should be fulfilled by a minimum of 4.5 p.p. of CET1; (ii) a Pillar 2 requirement of 1.5 p.p. of CET1 (the same as that imposed in the previous SREP decision); (iii) a Capital Conservation buffer of 2.5 p.p. of CET1; (iv) an Other Systemic Important Institution buffer (“D-SIBs”) of 0.75 p.p. of CET1; and (v) a Countercyclical Capital buffer 0.02 p.p. of CET1. Additionally, the Bank is required to maintain, from January 1, 2020, on an individual basis, a CET1 capital ratio of 8.53% and a total capital ratio of 12.03%.

As of December 31, 2019, the Bank’s phased-in total capital ratio was 15.92% on a consolidated basis and 20.81% on an individual basis (15.71% and 22.07%, respectively, as of December 31, 2018), and its CET1 phased-in capital ratio was 11.98% on a consolidated basis and 16.42% on an individual basis (11.58% and 17.45%, respectively, as of December 31, 2018).

While such ratios exceed the applicable regulatory requirements described above, there can be no assurance that the total capital requirements imposed on the Bank and/or the Group from time to time may not be higher than the levels of capital available at such point in time. There can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on the Bank and/or the Group.

Should the Bank or the Group fail to comply with its “combined capital buffer requirement”, it would have to calculate its Maximum Distributable Amount (“MDA”) and, until such calculation was done and reported to the Bank of Spain, the affected entity would not be able to make any distributions relating to additional tier 1 instruments (“Discretionary Payments”). Once the MDA was calculated and reported, any Discretionary Payments would be limited to the calculated MDA.

In addition, if the Bank or the Group fails to comply with the applicable capital requirements, additional “Pillar 2” requirements could be imposed and early action measures could be adopted or, ultimately, resolution measures could be implemented by the resolution authorities in accordance with Law 11/2015 which, together with RD 1012/2015 (as defined herein), transposes Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD”) into Spanish law. See “—Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue” below.

Moreover, CRR II (as defined herein) has established a binding leveraging ratio requirement of 3% of tier 1 capital. Any failure to comply with this leveraging ratio would also result in the need to calculate and report the MDA and the same restrictions on Discretionary Payments.

Additionally, the CRR II proposes new requirements that capital instruments must meet in order to be considered AT1 or Tier 2 instruments, including some grandfathering measures until June 28, 2025. Once CRR II has been transposed and the grandfathering period has elapsed, AT1 and/or Tier 2 instruments that do not comply with the new requirements at that date will no longer be computed as capital instruments. This could give rise to shortfalls in regulatory capital and, ultimately, a failure to comply with the applicable regulatory minimum capital requirements, with the aforementioned consequences.

On February 1, 2019, the Bank announced its CET1 fully-loaded capital ratio target (on a consolidated basis) to be in the range between 11.5% and 12.0%. No assurance can be given that the Bank will maintain this target or meet it in the future. Any failure by the Bank to maintain a consolidated CET1 capital ratio in line with its CET1 capital target, or any change in such target, could be negatively perceived by investors and/or regulators, who may interpret that the Bank lacks capacity to generate capital or that its capital position has deteriorated, any of which could adversely affect the market price or value or trading behavior of any securities issued by the Bank (and, in particular, any of its capital instruments) and ultimately lead to the imposition of further “Pillar 2” guidance or requirements.

On March 15, 2018 the ECB published its supervisory expectations regarding prudential provisions for non-performing loans (“NPLs”) as an addendum (“Addendum”) to the ECB guidance on NPLs for credit institutions published on March 20, 2017, where the ECB’s supervisory expectations with respect to the identification, management, measurement and write-off of NPLs were clarified with the aim of avoiding an excessive build-up of non-covered aged NPLs on banks’ balance sheets.

The supervisory expectations set out in the Addendum are applicable to new NPLs classified as such starting on April 1, 2018. The ECB will assess bank practices at least once per year and, from 2021, banks must inform the ECB of any difference between their practices and the prudential provision expectations. The implementation of such expectations may affect the minimum coverage levels required for new defaulted loans and, if applicable, the amounts of provisions relating to NPLs exposures.

The ECB has also announced that it is conducting a targeted review of the internal models (“TRIM”) being used by banks subject to its supervision for their internal ratings-based approaches in applying risk weightings to assets with a view to harmonizing such approaches throughout the European Union. Even though the results of the TRIM are not yet known, if they require changes to the internal models used by banks, including BBVA, this could in turn give rise to increases or decreases in the banks’ capital needs.

On December 7, 2017 the Basel Committee on Banking Supervision (“BCBS”) announced the completion of the Basel III reforms (informally referred to as Basel IV). These reforms include changes to the risk weightings applied to different assets and measures to enhance risk sensitivity, as well as to impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such ratings-based approaches and provide for greater comparability across banks where such internal ratings-based approaches are used. Revised capital floor requirements will also limit the regulatory capital benefit for banks in calculating total risk-weighted assets (“RWAs”) using internal risk models as compared to the standardized approach, with a minimum capital requirement of 50% of RWAs calculated using only the standardized approaches applying from January 1, 2022 and increasing to 72.5% from January 1, 2027, which could in turn imply a decrease in the capital ratios of the Bank and the Group. To the extent the Basel III reforms result in an increase in the Bank’s total RWAs, they could also result in a corresponding decrease in the Bank’s capital ratios.

The lack of uniformity in the implementation of the Basel III reforms across jurisdictions in terms of timing and applicable regulations could give rise to inequalities and competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect an entity with global operations such as the Group and could affect its profitability.

There can be no assurance that the above capital requirements will not adversely affect the Bank’s ability to make Discretionary Payments, or result in the cancellation of such payments (in whole or in part), or require the Bank to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Bank’s business, financial condition and results of operations. Furthermore, an increase in capital requirements could negatively affect the return on equity (“ROE”) and other banking financial result indicators.

Bail-in and write-down powers under the BRRD and the SRM Regulation may adversely affect our business and the value of any securities we may issue

The measures and authorities established by the BRRD, Law 11/2015 and RD 1012/2015 (especially the Spanish Bail-in Power, including a Non-Viability Loss Absorption), affect the manner in which credit institutions and investment firms are managed and, under certain circumstances, creditor rights.

In the event that the Spanish Resolution Authority considers that: (i) an institution is failing or likely to fail, (ii) there is no reasonable prospect that any other measure would prevent the failure of such institution; and (iii) a resolution action is in the public interest, the Spanish Resolution Authority may apply, individually or on a combined basis, the following four resolution instruments: (a) the sale of all or part of the institution’s business, (b) its transfer to a bridge entity (which could limit its capacity to satisfy its payment obligations), (c) the transfer of certain asset categories for management by one or more management entities and (d) the application of the Spanish Bail-in Power.

The Spanish Resolution Authority could also adopt a Non-Viability Loss Absorption measure in the event that it determines that the entity complies with the conditions for resolution and that it would become non-viable unless some or all of the capital instruments are redeemed or converted into shares or other equity instruments.

As part of the application of the Spanish Bail in Power (including a Non-Viability Loss Absorption), unsecured debt securities, subordinated instruments and shares (among other securities) issued by the Bank, could be subject to a full or partial write-down and/or conversion into equity or other securities or obligations. There is no assurance that the mere existence of these powers or any suggestion of their exercise, even if the likelihood of such exercise is remote, will not affect the price and trading behavior of such securities issued by the Bank.

Therefore, as a result of the application of the Spanish Bail-in Power (including a Non-Viability Loss Absorption), the owners of those securities could lose all or part of their investment, and their rights under those securities could be adversely affected, or these securities could be substituted for by other securities with less advantageous terms. Such exercise could also involve modifications to, or the disapplication of, provisions in the terms and conditions of such securities including alteration of the principal amount or any interest payable thereon, the maturity date or any other dates on which payments may be due, as well as the suspension of payments for a certain period. The Spanish Resolution Authority may exercise any of the foregoing measures without prior warning to the owners of the affected securities. Further, their application is unpredictable and may depend on a series of factors that may be outside of the Bank’s control. Accordingly, the owners of any affected securities may not be able to anticipate the application of the Spanish Bail-in Power and/or a Non-Viability Loss Absorption.

In the event that the treatment of a holder of the Bank’s affected securities resulting from the application of the Spanish Bail-in Power (other than a Non-Viability Loss Absorption) is less favorable than would have been the case in an ordinary insolvency proceeding, the affected creditor would be able to seek compensation in accordance with the BRRD and the SRM Regulation, subject to the limitations and deadlines established in applicable legislation. However, there is uncertainty with respect to the amounts that could be collected and the payment date. Moreover, there are uncertainties as to whether an affected holder would be entitled to compensation under the BRRD and the SRM Regulation after the implementation of a Non-Viability Loss Absorption.

For further information, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”.

Any failure by the Bank and/or the Group to comply with its MREL could have a material adverse effect on the Bank’s business, financial condition and results of operations

As a Spanish credit institution, the Bank must maintain a minimum level of eligible liabilities and own funds compared to its total liabilities and own funds (the minimum requirement for own funds and eligible liabilities or “MREL”).

On November 19, 2019, the Bank announced that it had received a communication from the Bank of Spain regarding its MREL, as determined by the Single Resolution Board (“SRB”), that has been calculated taking into account the financial and supervisory information as of December 31, 2017. In accordance with such communication, the Bank has to reach, by January 1, 2021, an MREL equal to 15.16% on a sub-consolidated level (as described below). Within this MREL, an amount equal to 8.01% of the total liabilities and own funds must be met with subordinated instruments, once the allowance established in such requirement is applied. This MREL is equal to 28.50% of RWAs, while the subordination requirement included in the MREL is equal to 15.05% of RWAs, once the corresponding allowance has been applied.

Pursuant to the Group’s multiple point of entry resolution strategy, as established by the SRB, the Bank’s resolution group on a sub-consolidated level consists of the Bank and its subsidiaries that belong to the European resolution group. As of December 31, 2017, the total liabilities and own funds of the resolution group amounted to €371,910 million, representing the Bank more than 95% of such amount. The RWAs of the resolution group amounted to €197,819 million at that date.

According to the Bank’s estimates, the current own funds and eligible liabilities structure of our resolution group meets the MREL and subordination requirement. However, such requirements are subject to change and no assurance can be given that the Bank will not be subject to more stringent requirements in the future.  If the Spanish Resolution Authority believes that there could be any impediments to the resolution of the Bank and/or the Group, more stringent requirements could be imposed.

The EU Banking Reforms (as defined herein) provide that a bank’s failure to comply with its MREL or its subordination requirement should be addressed by the relevant authorities on the basis of their powers to address or remove impediments to resolution, the exercise of their supervisory powers and their power to impose early intervention measures, administrative penalties and other administrative measures. If there is any shortfall in an institution’s level of eligible liabilities and own funds, and the own funds of such institution are otherwise contributing to the “combined buffer requirement”, those own funds will automatically be used instead to meet that institution’s MREL or subordination requirement and will no longer count towards its “combined buffer requirement”, which may lead the institution to fail to meet its “combined buffer requirement”. This would require such institution to calculate its MDA, and the relevant resolution authority would be able (but not obligated to) impose restrictions on Discretionary Payments (see “—Increasingly onerous capital requirements may have a material adverse effect on the Bank’s business, financial condition and results of operations”). As a result of the above, upon the entry into force of the EU Banking Reforms on June 27, 2019, the Bank must fully comply with its “combined buffer requirement” in addition to its MREL and subordination requirement in order to make sure that it is able to make Discretionary Payments.

In addition, under the European Banking Authority (“EBA”) guidelines on triggers for use of early intervention measures dated May 8, 2015, a significant deterioration in the amount of eligible liabilities and own funds held by an institution for the purposes of meeting its MREL may put an institution in a situation where conditions for early intervention are met, which may result in the application by the competent resolution authority of early intervention measures.

Moreover, if Total Loss-Absorbing Capacity (“TLAC”) requirements (which are currently only applicable to entities that are considered to be of global systemic importance (G-SIBs)) were to be extended to non-G-SIBs, or if the Bank was to be classified as a G-SIB, further requirements similar to MREL could be imposed on the Bank in the future.

Any failure or perceived failure by the Bank and/or the Group to comply with its MREL and the subordination requirement may have a material adverse effect on the Bank’s business, financial condition and results of operations and could result in the imposition of restrictions or prohibitions on Discretionary Payments. There can also be no assurance as to the manner in which the “Pillar 2” additional own funds requirements, the “combined buffer requirement” and the MREL and subordination requirement (once in effect) will be jointly implemented in Spain, or if the combined effect of these requirements will restrict our ability to make any Discretionary Payments.

Implementation of internationally accepted liquidity ratios might require changes in business practices that affect the profitability of the Bank’s business activities

The liquidity coverage ratio (“LCR”) is a quantitative liquidity standard developed by the BCBS to ensure that those banking organizations to which this standard is to be applied have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The LCR has been progressively implemented since 2015 in accordance with the CRR, with banks having had to fully comply with such ratio since January 1, 2018. As of December 31, 2019, the Group’s LCR was 129%.

The BCBS has also put forward a net stable funding ratio (“NSFR”), which has a time horizon of one year. This ratio has been developed to provide a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their on- and off-balance sheet activities that reduces the likelihood that disruptions to a bank’s regular sources of funding will erode its liquidity position in a way that could increase the risk of its failure. Although the BCBS contemplated that EU Member States had to implement such ratio by January 1, 2018, with no phase-in, the NSFR has not yet been adopted. The EU Banking Reforms propose the introduction of a harmonized binding requirement for the NSFR across the European Union.

Various elements of the LCR and the NSFR, and how they are implemented by national banking regulators, may lead to changes to certain business practices, which could expose the Bank to additional costs (including increased compliance costs) or otherwise affect the profitability of the business, which could have a material adverse effect on the Bank’s business, financial condition or results of operations. These changes may also cause the Bank to invest significant management attention and resources to make any necessary changes.

Contributions for assisting in the future recovery and resolution of the Spanish banking sector may have a material adverse effect on the Bank’s business, financial condition and results of operations

Spanish credit institutions, including BBVA, are required to make at least one annual ordinary contribution to the National Resolution Fund (Fondo de Resolución Nacional) (“FRN”), payable on request of the FROB. The total amount of contributions by all Spanish banking entities must equal at least 1% of the aggregate amount of all deposits guaranteed by the Credit Entities Deposit Guarantee Fund (Fondo de Garantía de Depósitos de Entidades de Crédito) (“FGD”) by December 31, 2024. The contributions are adjusted to the risk profile of each institution in accordance with the criteria set out in the relevant regulation. Moreover, the FROB may decide to collect additional contributions. Furthermore, Law 11/2015 establishes an additional contribution that seeks to provide financing to the FROB in its capacity as the Spanish Resolution Authority. This contribution amounts to 2.5% of the aforementioned annual ordinary contribution to the FRN. Finally, since 2016, the Bank is required to make contributions directly to the Single Resolution Fund.

Any funding requirements imposed on the Bank pursuant to the foregoing or otherwise in any of the jurisdictions in which it operates could have a material adverse effect on the Bank’s business, financial condition and results of operations.

Our financial results, regulatory capital and ratios may be negatively affected by changes to accounting standards

We report our results and financial position in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, which replaced the Bank of Spain’s Circular 4/2004 for financial statements relating to periods ended January 1, 2018 and thereafter. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations or historical results, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. For further information about developments in financial accounting and reporting standards, see Note 2.3 to our Consolidated Financial Statements (“Recent IFRS pronouncements”).

Tax Risks

Increased taxation and other burdens may have a material adverse effect on the Bank’s business, financial condition and results of operations

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a directive for a common financial transaction tax (the “EU FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”). However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if implemented, apply to certain dealings in securities issued by the Group or other issuers (including secondary market transactions) in certain circumstances.

Under the Commission’s Proposal, the EU FTT could apply in certain circumstances to persons both within and outside the participating Member States. Generally, it would apply to certain dealings in securities where at least one party is a financial institution and at least one party is established in a participating Member State. A financial institution would be considered to be “established” in a participating Member State in a broad variety of circumstances, including: (i) by carrying out transactions with a person established in a participating Member State or (ii) when the financial instrument involved in the transaction has been issued in a participating Member State.

However, the Commission’s Proposal remains subject to negotiation among the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate, and participating Member States may decide not to participate.

While the final outcome of the Commission’s Proposal continues to be uncertain, in February 2020 a financial transaction tax was announced in Spain which is based in part on the Commission’s Proposal (the “Spanish FTT”). The Spanish FTT rate is proposed to be 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. Trades of the Bank’s shares would be subject to the Spanish FTT. If the directive for the implementation of the EU FTT is approved, the Spanish FTT would have to be adapted to the content of the directive. The EU FTT could impose a higher tax rate than that currently proposed in the Spanish FTT bill.

There can be no assurance that additional financial transaction taxes will not be adopted by the authorities of the jurisdictions where the Bank operates and, if introduced, certain financial instrument transactions may be subject to higher expenses.

Any levies or taxes imposed on the Bank’s securities or activities or otherwise affecting the Bank pursuant to the foregoing or otherwise could have a material adverse effect on the Bank’s business, financial condition and results of operations.

Reporting Risks

BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial position

The preparation of financial statements in compliance with IFRS-IASB requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include the classification, measurement and impairment of financial assets, particularly where such assets do not have a readily available market price, the assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments, the useful life and impairment losses of tangible and intangible assets, the valuation of goodwill and purchase price allocation of business combinations, the fair value of certain unlisted financial assets and liabilities, the recoverability of deferred tax assets and the exchange and inflation rates of Venezuela. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group beyond that anticipated or provided for, which could have an adverse effect on the Group’s business, financial condition and results of operations.

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

The further development of standards and interpretations under IFRS-IASB could also significantly affect the results of operations, financial condition and prospects of the Group. See “—Legal Risks—Regulatory Risks—Our financial results, regulatory capital and ratios may be negatively affected by changes to accounting standards”.

INTERNAL CONTROL RISKS

Compliance Risks

The Group is exposed to compliance risks which may have a material adverse effect on the Group’s business, financial condition and results of operations, and may damage the Group’s reputation

As part of its business, the Group offers and markets banking and investment products and services to its customers and actively operates in financial markets on its own behalf and on behalf of its customers in the various jurisdictions in which it operates. As a result of the nature of its operations and the fact that the Group operates in many different jurisdictions around the world, the Group must comply with a wide array of laws, rules and regulations, many of which have different scopes and implications. Legal fragmentation may be further exacerbated by how such laws, rules and regulations are implemented by the relevant local supervising authorities. This fragmentation makes compliance risk management particularly complex, as compliance programs must address the different legal requirements facing the Group.

Compliance risk relates to the fact that the Group must comply with many different laws, rules and regulations. For example, the Group is subject to laws, rules and regulations regarding money laundering and the financing of terrorism. The Group must also abide by applicable sanctions programs. The most relevant sanctions programs are those administered by the United Nations, the European Union and the United States (including sanctions imposed by the Office of Foreign Assets Control under the U.S. Treasury Department). In addition, the Group’s operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group may directly or indirectly, through third parties, deal with entities whose employees are considered to be government officials. The Group’s activities are also subject to complex customer protection and market integrity regulations.

The Group has compliance programs intended to mitigate the Group’s compliance risk. However, the Group cannot provide assurance that the controls established within the Group to ensure compliance with these laws, rules and regulations will not be circumvented or that they will otherwise be sufficient to prevent their violation. A violation of the applicable laws, rules and regulations could lead to material consequences, including financial penalties being imposed on the Group, limits being placed on the Group’s activities, the Group’s authorizations and licenses being revoked, damage to the Group’s reputation and other consequences, any of which could have a material adverse effect on the Group’s business, results of operations and financial condition.

Further, compliance with these laws, rules and regulations can represent a material financial burden for the Group and raise important technical problems. Further, the Group engages in investigations relating to potential violations of these laws, rules and regulations from time to time and any such investigations or any related proceedings could be time-consuming and costly and their outcomes difficult to predict.

Moreover, some of our management, employees and/or persons doing business with us may engage in activities that are incompatible with our ethics and compliance standards. Although we have adopted measures designed to identify, monitor and mitigate such actions, and remediate them when we become aware of them, we are subject to the risk that such persons may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage to our detriment.

Our business, including relationships with third parties, is guided by ethical principles. We have adopted a Code of Conduct, applicable to all companies and persons which form part of the Group, and a number of internal policies designed to guide our management and employees and reinforce our values and rules for ethical behavior and professional conduct. However, we are unable to ensure that all of our management and employees, more than 125,000 people, or persons doing business with us comply at all times with our ethical principles. Acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

IT Risks

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

The Group faces security risks, including denial of service attacks, hacking, social engineering attacks targeting its partners and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect its business or reputation, and create significant legal and financial exposure.

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

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as the Group continues to increase its mobile-payment and other internet-based product offerings and expand its internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized criminal groups, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of the Group’s systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating the Group’s defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to the Group’s data may not be disclosed to it in a timely manner.

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

The financial industry is increasingly dependent on information technology systems, which may fail, may not be adequate for required tasks or may no longer be available

Our activities are increasingly dependent on highly sophisticated information technology (“IT”) systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, computer viruses, hacking and physical damage to vital IT centers. IT systems need regular upgrading and the Bank may not be able to implement necessary upgrades on a timely basis or upgrades may fail to function as planned.

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

Over the past few years, there have been a series of distributed denial of service attacks on financial services companies, including the Group. Distributed denial of service attacks are designed to saturate the targeted network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks have not been conducted to steal financial data, but meant to interrupt or suspend a company’s internet service. While these events may not result in a breach of client data and account information, the attacks can adversely affect the performance of a company’s website and in some instances have prevented customers from accessing a company’s website. Distributed denial of service attacks, hacking and identity theft risks could cause serious reputational harm. Cyber threats are rapidly evolving, and the Group may not be able to anticipate or prevent all such attacks. The Group’s risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, its plans to continue to provide internet banking and mobile banking channels, and its plans to develop additional remote connectivity solutions to serve its customers. The Group may incur increasing costs in an effort to minimize these risks and could be held liable for any security breach or loss.

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

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2017 to the date of this Annual Report were the following:

2019

In 2019 there were no significant capital expenditures.

2018

In 2018 there were no significant capital expenditures.

2017

Acquisition of an additional 9.95% of Garanti BBVA

On March 22, 2017, we acquired 41,790,000,000 shares (in the aggregate) of Garanti BBVA (amounting to 9.95% of the total issued share capital of Garanti BBVA) from Doğuş Holding A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş., under certain agreements entered into on February 21, 2017, at a purchase price of 7.95 Turkish liras per share (approximately 3,322 million Turkish liras or €859 million in the aggregate).

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and affiliates. The main capital divestitures from 2017 to the date of this Annual Report were the following:

2019

Sale of BBVA Paraguay

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of our wholly-owned subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The consideration for the acquisition of BBVA Paraguay’s shares amounts to approximately $270 million in the aggregate. The abovementioned consideration is subject to certain adjustments for matters between the signing and closing dates of the transaction.

It is expected that the transaction will result in a capital gain, net of taxes, of approximately €40 million and in a positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points. The closing of the transaction is expected to take place during the first quarter of 2020, after obtaining the relevant regulatory authorizations from the competent authorities.

2018

Sale of BBVA Chile

On November 28, 2017, BBVA received a binding offer from The Bank of Nova Scotia (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (among them, BBVA Seguros de Vida, S.A.). BBVA owned, directly and indirectly, 68.19% of BBVA Chile’s share capital. On December 5, 2017, BBVA accepted the offer and entered into a sale and purchase agreement. The sale was completed on July 6, 2018.

The consideration received in cash by BBVA in the referred sale amounted to approximately $2,200 million. The transaction resulted in a capital gain, net of taxes, of €633 million, which was recognized in 2018.

Transfer of real estate business and sale of stake in Divarian

On November 29, 2017, BBVA reached an agreement with Promontoria Marina, S.L.U. (“Promontoria”), a company managed by Cerberus Capital Management, L.P. (“Cerberus”), for the creation of a joint venture to which an important part of the real estate business of BBVA in Spain (the “Business”) was transferred.

The Business comprised: (i) foreclosed real estate assets (the “REOs”) held by BBVA as of June 26, 2017, with a gross book value of approximately €13,000 million; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For purposes of the transaction with Cerberus, the Business was valued at approximately €5,000 million.

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of the Business (except for part of the agreed REOs, as further explained below) to Divarian Propiedad, S.A. (“Divarian”) and the sale of an 80% stake in Divarian to Promontoria. Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian.

Although the BBVA Group has agreed to contribute all of the Business to Divarian, the effective transfer of several REOs remains subject to the fulfilment of certain conditions precedent. The final price payable by Promontoria will be adjusted depending on the volume of REOs ultimately contributed to Divarian. For additional information see “Item 10. Additional Information—Material Contracts—Joint Venture Agreement with Cerberus”.

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

The consideration received in cash by BBVA in the sale amounted to €478 million.

Agreement with Voyager Investing UK Limited Partnership (Anfora)

On December 21, 2018, BBVA reached an agreement with Voyager Investing UK Limited Partnership (“Voyager”), an entity managed by Canada Pension Plan Investment Board, for the transfer by us of a portfolio of credit rights which was mainly composed of non-performing and in default mortgage credits.

The transaction was completed during the third quarter of 2019 and resulted in a capital gain, net of taxes, of €138 million and a slightly positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded).

2017

In 2017 there were no significant capital divestitures.

Public Information

The SEC maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC, including BBVA. See “Item 10. Additional Information—Documents on Display”. Additional information on the Group is also available on our website at https://shareholdersandinvestors.bbva.com. The information contained on such websites does not form part of this Annual Report.

B. Business Overview

The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.

For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience. In 2019, the number of digital and mobile customers and the volume of digital sales continued to increase.

In 2019, the Group adopted a common global brand through the unification of the BBVA brand as part of its efforts to offer a unique value proposition and a homogeneous customer experience in the countries in which the Group operates.

Operating Segments

Set forth below are the Group’s current six operating segments:

•       Spain;

•       The United States;

•       Mexico;

•       Turkey;

•       South America; and

•       Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. BBVA’s 20% stake in Divarian is also included in this unit. For more information regarding Divarian, see “History and Development of the Company—Capital Divestitures—2018” and “Item 10. Additional Information—C. Material Contracts—Joint Venture Agreement with Cerberus”.

The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2019, 2018 and 2017 was as follows:

	As of December 31,
	2019	2018	2017
	(In Millions of Euros)
Spain	365,374	354,901	350,520
The United States	88,529	82,057	75,775
Mexico	109,079	97,432	90,214
Turkey	64,416	66,250	78,789
South America	54,996	54,373	75,320
Rest of Eurasia	23,248	18,834	17,265
Subtotal Assets by Operating Segment	705,641	673,848	687,884
Corporate Center and Adjustments (1)	(6,951)	2,841	2,175
Total Assets BBVA Group	698,690	676,689	690,059

(1)  Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments. See “Presentation of Financial Information—Changes in Operating Segments”.

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2019, 2018 and 2017:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2019	2018	2017	2019	2018	2017
	(In Millions of Euros)			(In Percentage)
Spain	1,386	1,400	877	23	24	16
The United States	590	736	486	10	13	9
Mexico	2,699	2,367	2,170	45	41	41
Turkey	506	567	823	8	10	15
South America	721	578	847	12	10	16
Rest of Eurasia	127	96	128	2	2	2
Subtotal operating segments	6,029	5,743	5,331	100	100	100
Corporate Center	(2,517)	(343)	(1,817)
Profit attributable to parent company	3,512	5,400	3,514

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2019, 2018 and 2017:

	Operating Segments
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total
	(In Millions of Euros)
2019
Net interest income	3,645	2,395	6,209	2,814	3,196	175	(233)	18,202
Gross income	5,734	3,223	8,029	3,590	3,850	454	(339)	24,542
Net margin before provisions(1)	2,480	1,257	5,384	2,375	2,276	161	(1,294)	12,639
Operating profit/(loss) before tax	1,878	705	3,691	1,341	1,396	163	(2,775)	6,398
Profit attributable to parent company	1,386	590	2,699	506	721	127	(2,517)	3,512
2018
Net interest income	3,698	2,276	5,568	3,135	3,009	175	(269)	17,591
Gross income	5,968	2,989	7,193	3,901	3,701	414	(420)	23,747
Net margin before provisions(1)	2,634	1,129	4,800	2,654	1,992	127	(1,291)	12,045
Operating profit/(loss) before tax (2)	1,840	920	3,269	1,444	1,288	148	(1,329)	7,580
Profit attributable to parent company	1,400	736	2,367	567	578	96	(343)	5,400
2017
Net interest income	3,810	2,119	5,476	3,331	3,200	180	(357)	17,758
Gross income	6,162	2,876	7,122	4,115	4,451	468	74	25,270
Net margin before provisions(1)	2,665	1,026	4,646	2,608	2,424	164	(764)	12,770
Operating profit/(loss) before tax	1,189	749	2,960	2,143	1,671	181	(1,962)	6,931
Profit attributable to parent company	877	486	2,170	823	847	128	(1,817)	3,514

(1)      “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(2)      The information relating to our Corporate Center has been presented under management criteria pursuant to which “Operating profit/ (loss) before tax” for 2018 excludes the capital gain from the sale of our stake in BBVA Chile. For additional information on this adjustment, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

The following tables set forth information relating to the balance sheet of our operating segments and the Group Corporate Center and adjustments as of December 31, 2019 and 2018 and information relating to the balance sheet of our operating segments as of December 31, 2017:

	As of December 31, 2019
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	365,374	88,529	109,079	64,416	54,996	23,248	705,641	(6,951)
Cash, cash balances at central banks and other demand deposits	15,903	8,293	6,489	5,486	8,601	247	45,019	(716)
Financial assets designated at fair value (2)	122,844	7,659	31,402	5,268	6,120	477	173,770	(3,128)
Financial assets at amortized cost	195,269	69,510	66,180	51,285	37,869	22,224	442,336	(3,174)
Loans and advances to customers	167,341	63,162	58,081	40,500	35,701	19,660	384,445	(2,085)
Of which:
Residential mortgages	73,871	14,160	10,786	2,928	7,168	1,624	110,536
Consumer finance	11,390	5,201	8,683	5,603	7,573	453	38,904
Loans	5,586	1,263	1,802	635	1,024	195	10,505
Credit cards	2,213	883	5,748	3,837	2,239	8	14,928
Loans to enterprises	57,203	36,361	24,780	26,552	16,226	16,706	177,828
Loans to public sector	13,886	5,374	6,819	107	1,368	667	28,221
Total Liabilities	356,069	84,127	101,545	61,678	52,287	22,299	678,005	(34,240)
Financial liabilities held for trading and designated at fair value through profit or loss	78,684	282	21,784	2,184	1,860	57	104,851	(5,208)
Financial liabilities at amortized cost - Customer deposits	182,370	67,525	55,934	41,335	36,104	4,708	387,976	(3,757)
Of which:
Demand and savings deposits	150,917	46,338	43,015	15,737	22,615	3,292	281,914
Time deposits	31,453	14,527	12,395	25,587	13,439	1,416	98,817
Total Equity	9,305	4,402	7,533	2,738	2,709	949	27,636	27,289
Assets under management	66,068	-	24,464	3,906	12,864	500	107,803
Mutual funds	41,390	-	21,929	1,460	3,860	-	68,639
Pension funds	24,678	-	-	2,446	9,005	500	36,630
Other placements	-	-	2,534	-	-	-	2,534

(1)  Includes balance  sheet intra-group adjustments between the Corporate Center and the operating segments. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2018
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	354,901	82,057	97,432	66,250	54,373	18,834	673,848	2,841
Cash, cash balances at central banks and other demand deposits	28,545	4,835	8,274	7,853	8,987	238	58,732	(536)
Financial assets designated at fair value (2)	107,320	10,481	26,022	5,506	5,634	504	155,467	(2,564)
Financial assets at amortized cost	195,467	63,539	57,709	50,315	36,649	17,799	421,477	(1,818)
Loans and advances to customers	170,438	60,808	51,101	41,478	34,469	16,598	374,893	(867)
Of which:
Residential mortgages	76,390	13,961	9,197	3,530	6,629	1,821	111,529
Consumer finance	9,665	5,353	7,347	5,265	6,900	410	34,940
Loans	5,562	1,086	1,766	570	955	212	10,151
Credit cards	2,083	720	4,798	3,880	2,058	10	13,549
Loans to enterprises	57,317	34,264	22,553	27,657	16,897	13,685	172,373
Loans to public sector	15,379	5,400	5,726	95	1,078	414	28,093
Total Liabilities	345,592	77,976	90,961	63,657	52,683	18,052	648,921	(25,106)
Financial liabilities held for trading and designated at fair value through profit or loss	71,033	234	18,028	1,852	1,357	42	92,545	(4,778)
Financial liabilities at amortized cost - Customer deposits	183,414	63,891	50,530	39,905	35,842	4,876	378,456	(2,486)
Of which:
Demand and savings deposits	142,912	41,213	38,167	12,530	22,959	3,544	261,324
Time deposits	40,072	16,856	11,593	27,367	12,829	1,333	110,051
Total Equity	9,309	4,082	6,471	2,593	1,690	782	24,927	27,947
Assets under management	62,559	-	20,647	2,894	11,662	388	98,150
Mutual funds	39,250	-	17,733	669	3,741	-	61,393
Pension funds	23,274	-	-	2,225	7,921	388	33,807
Other placements	35	-	2,914	-	-	-	2,949

(1)  Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments. See “Presentation of Financial Information—Changes in Operating Segments”.

(2)  Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2017
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments
	(In Millions of Euros)
Total Assets	350,520	75,775	90,214	78,789	75,320	17,265	687,884
Cash, cash balances at central banks and other demand deposits	13,636	7,138	8,833	4,036	9,039	877	43,561
Financial assets designated at fair value (1)	86,912	11,068	28,458	6,419	11,627	991	145,474
Financial assets at amortized cost	230,228	54,705	47,691	65,083	51,207	15,533	464,447
Loans and advances to customers	187,884	53,718	45,768	51,378	48,272	15,388	402,408
Of which:
Residential mortgages	77,449	13,298	8,081	5,147	11,681	2,112	117,768
Consumer finance	9,642	4,432	10,820	11,185	10,474	297	46,850
Loans	7,752	3,894	6,422	6,760	7,760	282	32,871
Credit cards	1,890	538	4,397	4,425	2,715	15	13,979
Loans to enterprises	50,878	30,261	20,977	34,371	23,567	11,801	171,855
Loans to public sector	18,562	4,999	5,262	148	1,114	511	30,596
Total Liabilities	338,612	72,653	86,700	70,348	70,569	16,330	655,211
Financial liabilities held for trading and designated at fair value through profit or loss	43,793	139	9,405	648	2,823	45	56,852
Financial liabilities at amortized cost - Customer deposits	180,840	60,806	49,964	44,691	45,705	6,700	388,707
Of which:
Demand and savings deposits	126,801	44,039	34,855	14,240	25,871	4,279	250,084
Time deposits	48,014	16,762	10,237	30,300	20,099	2,416	127,828
Total Equity	11,909	3,123	3,515	8,441	4,751	935	32,673
Assets under management	62,018	-	19,472	3,902	12,197	376	97,965
Mutual funds	37,996	-	16,430	1,265	5,248	-	60,939
Pension funds	24,023	-	-	2,637	6,949	376	33,985
Other placements	-	-	3,041	-	-	-	3,041

(1)  Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain

This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:

•          Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•          Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•          Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•          Other units: which includes the insurance business unit in Spain (BBVA Seguros), the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain (including assets from the previous Non-Core Real Estate operating segment), as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €122,844 million as of December 31, 2019, a 14.5% increase from the €107,320 million recorded as of December 31, 2018, mainly as a result of the increase in the volume of reverse repurchase agreements with credit institutions recorded under “Financial assets held for trading” and, to a lesser extent, the increase in derivatives recorded under “Financial assets held for trading”.

Financial assets at amortized cost of this operating segment as of December 31, 2019 amounted to €195,269 million, a 0.1% decrease compared with the €195,467 million recorded as of December 31, 2018. Within this heading, loans and advances to customers amounted to €167,341 million as of December 31, 2019, a decrease of 1.8% from the €170,438 million recorded as of December 31, 2018, mainly as a result of the decrease in residential mortgage loans and, to a lesser extent, the decrease in loans to the public sector, partially offset by an increase in consumer loans.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2019 amounted to €78,684 million, a 10.8% increase compared with the €71,033 million recorded as of December 31, 2018, mainly as a result of the increase in repurchase agreements with credit institutions.

Customer deposits at amortized cost of this operating segment as of December 31, 2019 amounted to €182,370 million, a 0.6% decrease compared with the €183,414 million recorded as of December 31, 2018 mainly as a result of the decrease in time deposits due to the decreases in interest rates.

Mutual funds of this operating segment as of December 31, 2019 amounted to €41,390 million, a 5.5% increase from the €39,250 million recorded as of December 31, 2018, mainly due to new contributions by our customers.

Pension funds of this operating segment as of December 31, 2019 amounted to €24,678 million, a 6.0% increase compared with the €23,274 million recorded as of December 31, 2018, mainly due to new contributions by our customers.

This operating segment’s non-performing loan ratio decreased to 4.4% as of December 31, 2019 from 5.1% as of December 31, 2018, mainly due to a 14.3% decrease in the balance of non-performing loans in the period (€8,635 million as of December 31, 2019 and €10,073 million as of December 31, 2018). This change was mainly explained by the sale of non-performing mortgage loans and write-offs in 2019. This operating segment’s non-performing loan coverage ratio increased to 60% as of December 31, 2019 from 57% as of December 31, 2018.

The United States

This operating segment includes the Group’s business in the United States. BBVA USA accounted for 89.7% of this operating segment’s balance sheet as of December 31, 2019. Given the importance of BBVA USA in this segment, most of the comments below refer to BBVA USA. This operating segment also includes the assets and liabilities of the BBVA branch in New York, which specializes in transactions with large corporations.

The U.S. dollar appreciated 1.9% against the euro as of December 31, 2019 compared with December 31, 2018, positively affecting the business activity of the United States operating segment as of December 31, 2019 expressed in euros. See “Item 5. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2019 amounted to €7,659 million, a 26.9% decrease from the €10,481 million recorded as of December 31, 2018, mainly due to a decrease in the volume of U.S. Treasury and other U.S. government securities and in mortgage-backed securities due to the lower interest rates offered by such securities.

Financial assets at amortized cost of this operating segment as of December 31, 2019 amounted to €69,510 million, a 9.4% increase compared with the €63,539 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of December 31, 2019 amounted to €63,162 million, a 3.9% increase compared with the €60,808 million recorded as of December 31, 2018, mainly due to an increase in loans to non-financial entities.

Customer deposits at amortized cost of this operating segment as of December 31, 2019 amounted to €67,525 million, a 5.7% increase compared with the €63,891 million recorded as of December 31, 2018, mainly due to an increase in demand deposits, partially offset by a decrease in time deposits due to the lower interest rates offered to customers.

The non-performing loan ratio of this operating segment as of December 31, 2019 decreased to 1.1% from 1.3% as of December 31, 2018, mainly due to the decrease in the non-performing loan portfolio. This operating segment’s non-performing loan coverage ratio increased to 101% as of December 31, 2019, from 85% as of December 31, 2018, as a result of higher loss allowances and the decrease in non-performing loans, in particular, in the commercial, financial and agricultural portfolios.

Mexico

The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. Since 2018, it also includes BBVA Mexico’s branch in Houston (which was previously part of our United States segment).

The financial information for 2017 relating to such segments included in the Consolidated Financial Statements and in this Annual Report has been revised in order to improve its comparability with financial information for subsequent periods.

The Mexican peso appreciated 6.0% against the euro as of December 31, 2019 compared with December 31, 2018, positively affecting the business activity of the Mexico operating segment as of December 31, 2019 expressed in euros. See “Item 5. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2019 amounted to €31,402 million, a 20.7% increase from the €26,022 million recorded as of December 31, 2018, mainly as a result of the increase in the volume of reverse repurchase agreements with financial institutions within the trading portfolio, the increase in debt securities recorded under “Financial assets held for trading”, the transfer of certain loans from the amortized cost portfolio and the appreciation of the Mexican peso against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2019 amounted to €66,180 million, a 14.7% increase compared with the €57,709 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of December 31, 2019 amounted to €58,081 million, a 13.7% increase compared with the €51,101 million recorded as of December 31, 2018, mainly due to the increase in the volume of wholesale loans and loans to non-financial entities and households and the appreciation of the Mexican peso against the euro, partially offset by the transfer of certain loans to the trading portfolio.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2019 amounted to €21,784 million, a 20.8% increase compared with the €18,028 million recorded as of December 31, 2018, mainly as a result of the increase in the volume of repurchase agreements and, to a lesser extent, the appreciation of the Mexican peso against the euro.

Customer deposits at amortized cost of this operating segment as of December 31, 2019 amounted to €55,934 million, a 10.7% increase compared with the €50,530 million recorded as of December 31, 2018, primarily due to the increase in demand deposits for households and, to a lesser extent, the increase in wholesale deposits, being the latter positively affected by the appreciation of the Mexican peso against the euro.

Mutual funds of this operating segment as of December 31, 2019 amounted to €21,929 million, a 23.7% increase compared with the €17,733 million recorded as of December 31, 2018, primarily due to the promotion of a wide range of investment products and the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio increased to 2.4% as of December 31, 2019 from 2.1% as of December 31, 2018, mainly due to the operation of the contagion rules for retail exposures (‘pulling effect’), as well as to the change in the accounting criteria for the recognition of non-performing loans (from three past-due installments to 90 days past-due). As a consequence, this operating segment’s non-performing loan coverage ratio decreased to 136% as of December 31, 2019 from 154% as of December 31, 2018.

Turkey

This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania.

The Turkish lira depreciated 9.4% against the euro as of December 31, 2019 compared to December 31, 2018, negatively affecting the business activity of the Turkey operating segment as of December 31, 2019 expressed in euros. See “Item 5. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2019 amounted to €5,268 million, a 4.3% decrease from the €5,506 million recorded as of December 31, 2018, mainly as a result of the depreciation of the Turkish lira. At constant exchange rates, there was an increase in financial assets designated at fair value as a result of the increase in debt securities denominated in euros with central governments.

Financial assets at amortized cost of this operating segment as of December 31, 2019 amounted to €51,285 million a 1.9% increase compared with the €50,315 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of December 31, 2019 amounted to €40,500 million, a 2.4% decrease compared with the €41,478 million recorded as of December 31, 2018, mainly due to the depreciation of the Turkish lira, partially offset by the increase in the volume of Turkish-lira denominated loans, in particular commercial loans supported by the Credit Guarantee Fund, consumer loans and credit cards.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2019 amounted to €2,184 million, a 17.9% increase compared with the €1,852 million recorded as of December 31, 2018, mainly as a result of the increase in debt securities within the trading portfolio, which more than offset the effect of the depreciation of the Turkish lira.

Customer deposits at amortized cost of this operating segment as of December 31, 2019 amounted to €41,335 million, a 3.6% increase compared with the €39,905 million recorded as of December 31, 2018, mainly due to the increase in demand deposits in both Turkish lira and foreign currencies, partially offset by the depreciation of the Turkish lira.

Mutual funds in this operating segment as of December 31, 2019 amounted to €1,460 million compared with the €669 million recorded as of December 31, 2018, mainly due to the growth in money market related funds, which more than offset the effect of the depreciation of the Turkish lira.

Pension funds in this operating segment as of December 31, 2019 amounted to €2,446 million, a 10.0% increase compared with the €2,225 million recorded as of December 31, 2018, mainly due to the favorable market dynamics, where the rapid decrease in interest rates has forced returns from funds to be higher than those from deposits, partially offset by the depreciation of the Turkish lira.

The non-performing loan ratio of this operating segment as of December 31, 2019 was 7.0% compared with 5.3% as of December 31, 2018 mainly as a result of an increase in non-performing loans. This operating segment’s non-performing loan coverage ratio decreased to 75% as of December 31, 2019 from 81% as of December 31, 2018, mainly due to the increase in the balance of non-performing loans as of December 31, 2019 compared to the balance recorded as of December 31, 2018.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The main business units included in the South America operating segment are:

•          Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.

•          Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

As of December 31, 2019, the Argentine peso depreciated 35.7% against the euro compared to December 31, 2018, while the Colombian peso and the Peruvian sol appreciated against the euro, compared to December 31, 2018, by 1.7% and 3.8%, respectively. Overall, changes in exchanges rates have negatively affected the business activity of the South America operating segment as of December 31, 2019 expressed in euros. See “Item 5. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

As of and for the years ended December 31, 2019 and 2018, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies— Hyperinflationary economies”).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2019 amounted to €6,120 million, a 8.6% increase compared with the €5,634 million recorded as of December 31, 2018, mainly due to the increase in debt securities issued by central banks and the central governments in Argentina and Peru,  partially offset by the depreciation of the Argentine peso against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2019 amounted to €37,869 million, a 3.3% increase compared with the €36,649 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of December 31, 2019 amounted to €35,701 million, a 3.6% increase compared with the €34,469 million recorded as of December 31, 2018, mainly as a result of the increase in consumer, mortgage and credit cards loans in Colombia and Peru, partially offset by the depreciation of the Argentine peso.

Customer deposits at amortized cost of this operating segment as of December 31, 2019 amounted to €36,104 million, a 0.7% decrease compared with the €35,842 million recorded as of December 31, 2018, mainly as a result of the depreciation of the Argentine peso.

Mutual funds in this operating segment as of December 31, 2019 amounted to €3,860 million, a 3.2% increase compared with the €3,741 million recorded as of December 31, 2018, mainly due to the favorable market dynamics, which positively affected the performance of institutional banking and Corporate & Investment Banking (C&IB), especially in Colombia and Peru, partially offset by the depreciation of the Argentine peso against the euro.

Pension funds in this operating segment as of December 31, 2019 amounted to €9,005 million, a 13.7% increase compared with the €7,921 million recorded as of December 31, 2018, mainly as a result of an increase in pension funds in Bolivia, where contributions to pension funds are mandatory.

The non-performing loan ratio of this operating segment as of December 31, 2019 increased to 4.4% compared with 4.3% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio increased to 100% as of December 31, 2019, from 97% as of December 31, 2018, mainly due to a 9.3% increase in the balance of provisions in Peru and Argentina as of December 31, 2019 compared to the balance recorded as of December 31, 2018.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe and Asia, except for those businesses comprised in our Spain and Turkey operating segments. In particular, The Group’s activity in Europe is carried out through banks and financial institutions in Switzerland, Italy, Germany and Finland and branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom. The Group’s activity in Asia is carried out through branches (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2019 amounted to €477 million, a 5.2% decrease compared with the €504 million recorded as of December 31, 2018, mainly due to the decrease in debt securities within the fair value through other comprehensive income portfolio in C&IB Asia.

Financial assets at amortized cost of this operating segment as of December 31, 2019 amounted to €22,224 million, a 24.9% increase compared with the €17,799 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of December 31, 2019 amounted to €19,660 million, an 18.4% increase compared with the €16,598 million recorded as of December 31, 2018, mainly as a result of an increase in enterprise loans and the growth in the corporate and investment banking business in Asia.

Customer deposits at amortized cost of this operating segment as of December 31, 2019 amounted to €4,708 million, a 3.5% decrease compared with the €4,876 million recorded as of December 31, 2018, mainly due to the negative interest rate environment in Europe which has led certain investors to withdraw certain deposits.

Pension funds in this operating segment as of December 31, 2019 amounted to €500 million, a 29.1% increase compared with the €388 million recorded as of December 31, 2018, mainly due to the offering of a new multi-strategic product.

The non-performing loan ratio of this operating segment as of December 31, 2019 was 1.2% compared with 1.7% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio increased to 98% as of December 31, 2019, from 83% as of December 31, 2018.

Insurance Activity

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main products offered by the insurance subsidiaries are life insurance to cover the risk of death and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

The Group offers, in general, two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and collective insurance, which is taken out by employers to cover their commitments to their employees.

See Note 23 to our Consolidated Financial Statements for additional information on our insurance activity.

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

Supervision and Regulation

This section discusses the most significant supervision and regulatory matters applicable to us as a bank organized under the laws of Spain, our principal market, and as a result of activities we undertake in the European Union. Further below, this section also includes information regarding supervision and regulatory matters applicable to our operations in Mexico, Turkey and the United States.

The Bank’s “home” supervisor is the European Central Bank (“ECB”), including the Single Supervisory Mechanism (“SSM”) at the European level and the Bank of Spain at the national level. The BBVA Group is also subject to supervision by a wide variety of other local authorities given the Bank’s global presence, which are considered to be “host” supervisors given the Bank’s foreign origin. These include authorities in countries such as the United States, Mexico, Turkey and the whole of BBVA’s footprint in South America.

Following the global financial crisis, European politicians took action to stabilize the region’s banking sector, due to a period of turbulence and doubts regarding its sustainability. This action culminated in the launch of the European Banking Union (“EBU”). The EBU can be viewed as a house with different building blocks. The EBU’s foundation includes the single rulebook (the “Single Rulebook”), which was the first step to harmonize banking rules in the European Union and includes landmark pieces of legislation such as the Capital Requirements Regulation, the Capital Requirements Directive and the Bank Recovery and Resolution Directive, among others.

The first pillar of the EBU relates to supervision and includes the SSM, which unified banking supervision in the European Union. This responsibility was placed under the ECB, which follows a strict policy of separation and confidentiality in order to ensure the independence of banking supervision and monetary policy. The SSM works in very close coordination with the national competent authorities (“NCAs”). As a result, the joint supervisory teams (“JSTs”) that are responsible for the daily supervision of the most significant banks (one JST per bank) are composed of employees from the ECB and, in the case of BBVA, from the Bank of Spain. This arrangement enables supervision to be distant enough in order to avoid any potential conflicts of interest, while also benefiting from local expertise on a particular country’s intricacies. In addition, each JST member rotates every three years. Furthermore, the SSM has pushed for more internationally diverse JSTs and teams conducting on-site inspections, including assigning Heads of Mission of a different nationality than the bank’s country of origin and by having some members of the inspection team from a different EU country.

The second pillar of the EBU relates to resolution mechanisms and includes the Single Resolution Mechanism (“SRM”), for which a new institution was created, known as the Single Resolution Board (“SRB”). The SRB, located in Brussels, works closely with the National Resolution Authorities (“NRAs”), and, in the case of Spain, the Bank of Spain and the Fund for Orderly Banking Restructuring (“FROB”), to ensure the orderly resolution of failing banks with minimum impact on the real economy, the financial system and the public finances of the participating EU member states and other countries.

The role of the SRB is proactive. Instead of waiting for resolution cases, the SRB focuses on resolution planning and preparation with a forward-looking mindset to avoid the negative impacts of a bank failure on the economy and financial stability of the participating EU member states and other countries. Accordingly, one of the key tasks of the SRB and NRAs is to draft resolution plans for the banks under its remit. These plans are prepared jointly by the SRB and NRAs through internal resolution teams (“IRTs”). The IRTs are composed of staff from the SRB and the NRAs and are headed by coordinators appointed from the SRB’s senior staff.

Banking resolution, previously not prioritized by regulatory authorities, became crucial following the financial crisis and the need to inject substantial taxpayer funds into financial institutions. The idea that underlies banking resolution is that a “bail-in” is preferable to a “bail-out”. A “bail-out” occurs when outside investors, such as a government, rescue a bank by injecting money to help make debt payments. In the past, such as during the financial crisis, “bail-outs” helped save banks from failing, with taxpayers assuming the risks associated with their inability to make debt payments. On the other hand, a “bail-in” occurs when a bank’s creditors (in addition to its shareholders) are forced to bear some of the burden by having some or all of their debt written off. See “—Spain— Recovery and Resolution of Credit Institutions and Investment Firms” below.

In order to permit the execution of a bail-in, banks are required to hold on their balance sheet a minimum volume of liabilities that could be bailed-in without operational or legal issues in the event of resolution. This is the rationale behind the minimum requirement for own funds and eligible liabilities (“MREL”).

Within the framework of the SRM, the Single Resolution Fund (“SRF”) was also developed. This is a fund composed of contributions from credit institutions and certain investment firms in the 19 participating countries within the EBU. The SRF may be used only under specific circumstances in banking resolution, such as to guarantee the assets or liabilities of an institution under resolution or make contributions to a bridge institution or asset management vehicle. The SRF can be used only to ensure the effective application of resolution tools but not to absorb the losses of an institution or for a recapitalization.

The first and second pillars of the EBU are highly interlinked. Prior to entering into a resolution process, a bank must be considered by the SSM as failing or likely to fail, which occurs when there is no other option to restore its viability (such as applying the bank’s recovery plan) within the available time frame.

The third and final pillar of the EBU, which is still under discussion, is the European Deposit Insurance Scheme (“EDIS”). The EDIS would enable the insurance of deposits regardless of the country of origin of the bank, thus creating a fully harmonized banking union. However, there remain political obstacles to the creation of the EDIS which have not yet been resolved. In 2019, a High Level Working Group on EDIS was created and charged with presenting a roadmap to start political negotiations. At the national level, BBVA is currently subject to the Deposit Guarantee Fund of Credit Institutions (“FGD”), which operates under the guidance of the Bank of Spain.

In the aftermath of the global financial crisis, important reforms were adopted at the international level, namely the Basel III capital reforms (as defined below), which have been translated into relevant legislation at the European and national level. In May 2019, the European Council adopted a banking package which included new versions of some of the regulations and directives that are part of the Single Rulebook. More concretely, this package included the CRR II, the CRD V Directive, the SRM Regulation II and the BRRD II (each as defined below). This package incorporated some of the most recent internationally-agreed reforms mentioned above, including measures such as a new leverage ratio requirement for all institutions, a revised “Pillar 2” (as described below) framework, additional supervisory powers in the area of money laundering and enhanced MREL subordination rules for global systemically important institutions (“G-SIIs”) and other top-tier banks.

As a result of the foregoing, banks in the EBU face increasingly intense supervisory scrutiny. However, the reforms discussed above have resulted in structurally important advances as asset quality, capital and liquidity levels in the European banking sector have greatly improved since they were adopted. Another important component of this progress has been the Supervisory Review and Examination Process (“SREP”). The SREP is an annual exercise that determines a bank’s capital requirements, on a “Pillar 2” basis, as well as the qualitative requirements that the bank must address in the following year. This exercise takes four different elements of a bank into account: (a) business model and profitability, (b) capital, (c) liquidity and (d) governance and risk management.

In addition, any work done during the year related to on-site inspections, deep dives, thematic reviews, internal model investigations and other ad hoc requests (e.g., Brexit-related) feeds into the SREP. The SREP culminates with a supervisory dialogue at the end of the year, where a preliminary review of the bank is presented. In addition, prior to the beginning of each year, the SSM presents a Supervisory Examination Program (“SEP”) which details the inspections, high-level meetings and potential visits to group subsidiaries that are forecasted to occur throughout the year. The process for creating a SEP for each entity begins with defining the SSM’s risk dashboard and the classification of risks according to their probability of occurring and probable magnitude of impact, which then translates into the SSM’s priorities for the following year.

Another important tool that the SSM possesses to supervise large European banking groups is the Supervisory Colleges. For those banks for which the SSM acts as the consolidated “home” supervisor, the SSM together with the relevant NCA organizes an event where all of the banking group’s “host” supervisors are gathered at a roundtable and where they discuss the current state of affairs of the bank in the different relevant jurisdictions. The SRB follows a similar approach, organizing Resolution Colleges with the banking group’s “host” resolution authorities.

The SSM also performs comprehensive assessments, together with the NCAs, over the banks it directly supervises. These are performed either regularly (at periodic intervals) or on an ad hoc basis (e.g., when an EU member state requests to be part of the EBU). These comprehensive assessments include two parts: (a) asset quality reviews of the banks’ exposures and (b) stress testing of the banks’ balance sheets under different scenarios. Furthermore, the European Banking Authority (“EBA”) also organizes and performs an EU-wide stress test in coordination with the ECB. This test, which occurs every two years, does not confer a pass or fail result but instead contributes to determining “Pillar 2” guidance. While “Pillar 2” guidance is a non-binding capital requirement, the EBA nonetheless expects compliance with it. In those years in which there is no EBA stress test, the SSM organizes a more specific stress test concerning a particular topic, such as the impact of interest rate risk on the banking book or liquidity.

The macro-prudential aspect of supervision is also increasingly gaining relevance, including through specific thematic reviews undertaken by the SSM on certain portfolios (e.g., real estate or shipping) and the creation of new authorities and review boards. At the European level, these include the European Systemic Risk Board (“ESRB”), which is responsible for monitoring macro-risks at the European level. The ESRB also develops the adverse scenarios to be used in the EU-wide stress test. In addition, in 2019 the Spanish Government created the Macro-prudential Authority Financial Stability Council, which is chaired by the Minister of Economy and Business and vice-chaired by the Governor of the Bank of Spain, and includes the Deputy Governor of the Bank of Spain, who is responsible for banking supervision, among its members.

The foregoing illustrates how much the regulatory and supervisory landscape has changed in the decade following the financial crisis, due in large part to the Basel Committee on Banking Supervision (the “Basel Committee”), an international, standard-setting forum, which established important reforms at a global level. Some of these reforms have been adopted in regulations at the European level.

The following is a discussion of certain of these and other regulations that are applicable to BBVA and certain related requirements.

Liquidity Requirements – Minimum Reserve Ratio

The legal framework for the minimum reserve ratio is set out in Regulation (EC) No. 2818/98 of the ECB of December 1, 1998 on the application of minimum reserves (ECB/1998/15). The reserve coefficient for overnight deposits, deposits with agreed maturity or period of notice up to two years, debt certificates with maturity up to two years and money market paper is 1%. There is no required reserve coefficient for deposits with agreed maturity or period of notice over two years, repurchase agreements and debt certificates with maturity over two years.

According to the Delegated Regulation (EU) 2015/61 issued by the European Commission of October 10, 2014, the liquidity coverage ratio came into force in Europe on October 1, 2015, with an initial 60% minimum requirement, which was progressively increased (phased-in) up to 100% in 2018.

Capital Requirements

In December 2010, the Basel Committee proposed a number of fundamental reforms to the regulatory capital framework for internationally active banks (the “Basel III capital reforms”). The Basel III capital reforms raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 capital (the “CET1 capital”).

As a Spanish credit institution, the BBVA Group is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the “CRD IV Directive”), through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014. The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms (CRR I and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or CRR I which may from time to time be applicable in Spain, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of the CRD IV Directive into Spanish law took place through Royal Decree-Law 14/2013, of November 26, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“Royal Decree 84/2015”), Bank of Spain Circular 2/2014 of January 31, and Bank of Spain Circular 2/2016, of February 2.

On June 7, 2019, the following amendments to CRD IV and Directive 2014/59/EU of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD I”) were published:

•                  Directive 2019/878/EU of the European Parliament and of the European Council of May 20, 2019 (as amended, replaced or supplemented from time to time, the “CRD V Directive”) amending the CRD IV Directive (the CRD IV Directive as so amended by the CRD V Directive and as amended, replaced or supplemented from time to time, the “CRD Directive”);

•                  Directive 2019/879/EU of the European Parliament and of the European Council of May 20, 2019 (as amended, replaced or supplemented from time to time, “BRRD II”) amending, among other things, BRRD I as regards the loss-absorbing and recapitalization capacity of credit institutions and investment firms (BRRD I as so amended by BRRD II and as amended, replaced or supplemented from time to time, the “BRRD”);

•                  Regulation (EU) No. 876/2019 of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, “CRR II”  and, together with the CRD V Directive, “CRD V”) amending, among other things, CRR I as regards the leverage ratio, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, and reporting and disclosure requirements (CRR I as so amended by CRR II and as amended, replaced or supplemented from time to time, the “CRR”); and

•                  Regulation (EU) No. 877/2019 of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, the “SRM Regulation II”) amending Regulation (EU) No. 806/2014 of the European Parliament and of the Council of July 15, 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation I”)  as regards the loss-absorbing and recapitalization capacity of credit institutions and investment firms (SRM Regulation I as so amended by SRM Regulation II and as amended, replaced or supplemented from time to time, the “SRM Regulation”)   (CRD V, together with BRRD II and the SRM Regulation II, the “EU Banking Reforms” ).

The EU Banking Reforms (other than CRR II) are stated to apply from 18 months plus one day after the date of their entry into force on June 27, 2019, other than in the case of certain provisions of the CRD V Directive where a two year period is provided for. CRR II is stated to apply from 24 months plus one day after the date of its entry into force on June 27, 2019, although certain provisions are stated to enter into force in a phased-in manner as further described therein.

CRD IV, among other things, established minimum “Pillar 1” capital requirements both on a consolidated and individual basis (which includes a CET1 capital ratio of 4.5%, a Tier 1 capital ratio of 6% and a total capital ratio of 8% of risk-weighted assets). Additionally, CRD IV increased the level of capital required by means of a “combined capital buffer requirement” that entities must comply with from 2016 onwards. The “combined capital buffer requirement” introduced five new capital buffers: (a) the capital conservation buffer, (b) the G-SIB buffer, (c) the institution-specific countercyclical buffer, (d) the D-SIB buffer, and (e) the systemic risk buffer.

The combination of the capital conservation buffer, the institution-specific countercyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIB buffer and the D-SIB buffer, in each case (if applicable to the relevant institution—in the event that the systemic risk buffer only applies to local exposures, such buffer is added to the higher of the G-SIB buffer or the D-SIB buffer) is referred to as the “combined capital buffer requirement”. This “combined capital buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and is required to be satisfied with CET1 capital.

The G-SIB buffer is applicable to the institutions included in the list of G-SIBs, which is updated annually by the Financial Stability Board. The Bank was excluded from this list with effect as from January 1, 2017. Accordingly, unless otherwise indicated by the Financial Stability Board (or the Bank of Spain) in the future, the Bank will no longer be required to maintain the G-SIB buffer.

The Bank of Spain announced on November 25, 2019 that the Bank continues to be considered a D-SIB and is required to maintain a fully-loaded D-SIB buffer equivalent to a CET1 capital ratio of 0.75% on a consolidated basis.

In December 2015, the Bank of Spain agreed to set the counter cyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. This percentage is reviewed quarterly. In December 2019, the Bank of Spain agreed to maintain the counter cyclical capital buffer applicable to credit exposures in Spain at 0% for the final quarter of 2019. As of the date of this Annual Report, the counter cyclical capital buffer applicable to the Group stands at 0.01% due to certain exposures of the Group in other jurisdictions. Additionally, Article 104 of the CRD Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplates that in addition to the minimum “Pillar 1” capital requirements and the combined buffer requirements, supervisory authorities may impose further “Pillar 2” capital requirements (above “Pillar 1” requirements and below the combined buffer requirements) to cover other risks, including those not considered to be fully captured by the minimum “own funds” “Pillar 1” requirements under CRD IV or to address macro-prudential considerations (although, under the EU Banking Reforms, it is proposed that further “Pillar 2” capital requirements should be used to address micro-prudential considerations only).

Furthermore, the ECB is required, under Regulation (EU) No. 468/2014 of the ECB of April 16, 2014 establishing the framework for cooperation within the Single Supervisory Mechanism between the ECB and national competent authorities and with national designated authorities (the “SSM Framework Regulation”),  to carry out a SREP for us and the Group at least on an annual basis.

In addition to the above, the EBA published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of the SREP (the “EBA SREP Guidelines”). Included in the EBA SREP Guidelines were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional “Pillar 2” own funds requirements to be implemented from January 1, 2016. In accordance with these guidelines, national supervisors should set the composition of the capital instruments required to comply with the “Pillar 2” requirement, so that at least 56% of the “Pillar 2” requirement is covered with CET1 capital and at least 75% with Tier 1 capital, as has also been provided in CRD V. The EBA SREP Guidelines and CRD V also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by the “combined capital buffer requirement” and/or additional macro-prudential requirements. On July 19, 2018, the EBA published its final guidelines aimed at further enhancing institutions’ risk management and supervisory convergence in respect of SREP. These guidelines focus on stress testing, particularly its use in setting “Pillar 2” capital guidance and the level of interest rate risk.

For further information on the countercyclical capital buffer, the result of the most recent SREP and the total capital requirements applicable to the BBVA Group, see Note 32 to our Consolidated Financial Statements.

Additionally, in 2019, the Bank has achieved its CET1 fully-loaded capital target, consisting of a CET1 ratio within the range between 11.5% and 12% on a consolidated basis. No assurance can be given that such target will not change in the future. See “Cautionary Statement Regarding Forward-Looking Statements”. Any failure by us to maintain a consolidated CET1 capital ratio in line with our CET1 fully-loaded capital target could adversely affect the market price or value or trading behavior of any securities issued by us (and, in particular, any of our capital instruments) and ultimately lead to the imposition of further “Pillar 2” guidance or requirements.  In addition, there can be no assurance that the total capital requirements imposed on us and/or the Group from time to time may not be higher than the levels of capital available at such point in time, and there can also be no assurance as to the result of any future SREP carried out by the ECB and whether this will impose any further “Pillar 2” additional own funds requirements on us and/or the Group.

As set out in the “Opinion of the European Banking Authority on the interaction of “Pillar 1,” “Pillar 2” and combined buffer requirements and restrictions on distributions” published on December 16, 2015 (the “December 2015 EBA Opinion”),  competent authorities should ensure that the CET1 capital to be taken into account in determining the CET1 capital available to meet the “combined capital buffer requirement” is limited to the amount of CET1 capital not used to meet the Bank’s “Pillar 1” and, where applicable, “Pillar 2” own funds requirements. Furthermore, CRD V introduces certain amendments in order to clarify the hierarchy or order of priority of own funds and eligible liabilities among the “Pillar 1” minimum solvency requirements, the “Pillar 2” additional own funds solvency requirements, the MREL requirements and the “combined capital buffer requirement” (referred to as the “stacking order”).

In accordance with Article 48 of Law 10/2014, Article 73 of Royal Decree 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any institution not meeting its “combined capital buffer requirement” is required to calculate its maximum distributable amount (“MDA”) as stipulated in such legislation. Should that requirement not be met and until the MDA has been calculated and communicated to the Bank of Spain, the relevant institution shall not make any: (i) distributions relating to CET1 capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to AT1 instruments (“discretionary payments”), and once the MDA has been calculated and communicated to the Bank of Spain, the discretionary payments will be subject to the limit of the MDA calculated.

Additionally, pursuant to Article 48 of Law 10/2014, the Bank of Spain’s adoption of the measures provided by Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds and limiting or prohibiting the distribution of dividends, respectively, will also entail the requirement to determine the MDA and to restrict discretionary payments to such MDA. In accordance with the EU Banking Reforms, the calculation of the MDA and the related restrictions, including those applicable while such calculation is pending, which are described in the preceding paragraph, shall also be triggered by a failure to meet the MREL or the minimum leverage ratio requirement.

On July 1, 2016, the EBA published additional information explaining how supervisors should use the results of the 2016 EU-wide stress test for SREP assessments. The EBA stated, among other things, that the incorporation of the quantitative results of the EU-wide stress test into SREP assessments may include setting additional supervisory monitoring metrics in the form of capital guidance. Such guidance will not be included in MDA calculations but competent authorities would expect banks to meet that guidance except when explicitly agreed. Competent authorities have remedial tools if an institution refuses to follow such guidance. CRD V also makes a distinction between “Pillar 2” capital requirements and “Pillar 2” capital guidance, with only the former being mandatory requirements. Notwithstanding the foregoing, CRD V provides that, in addition to certain other measures, supervisory authorities are entitled to impose further “Pillar 2” capital requirements where an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.

At its meeting of January 12, 2014, the oversight body of the Basel Committee endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, which applied from January 1, 2015. As of the date of this Annual Report, there is no applicable regulation in Spain which establishes a specific leverage ratio requirement for credit institutions. However, CRR II sets a binding leverage ratio requirement of 3% of Tier 1 capital that is added to an institution’s own funds requirements and that an institution must meet in addition to its risk based requirements. In particular, any breach of this leverage ratio could also result in a requirement to determine the MDA and restrict discretionary payments to such MDA, as well as trigger the restrictions referred to above while such calculation is pending.

Furthermore, on December 7, 2017 the BCBS announced the completion of the Basel III reforms (informally referred to as Basel IV). These reforms include changes to the risk weightings applied to different assets and measures to enhance risk sensitivity, as well as to impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such ratings-based approaches and provide for greater comparability across banks where such internal ratings-based approaches are used. Revised capital floor requirements will also limit the regulatory capital benefit for banks in calculating total risk-weighted assets (“RWAs”) using internal risk models as compared to the standardized approach, with a minimum capital requirement of 50% of RWAs calculated using only the standardized approaches applying from January 1, 2022 and increasing to 72.5% from January 1, 2027.

Additionally, BRRD prescribes that an institution shall hold a minimum level of own funds and eligible liabilities in relation to total liabilities known as the minimum requirement for own funds and eligible liabilities (MREL). According to Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016 (the “MREL Delegated Regulation”), the level of own funds and eligible liabilities required under MREL will be set by the resolution authority, in agreement with the competent authority, for each bank (and/or group) based on, among other things, the criteria set forth in Article 45c.1 of the BRRD, including the systemic importance of the institution. Eligible liabilities may be senior or subordinated, provided that, among other requirements, they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted by the resolution authority of a Member State under that law or through contractual provisions.

On November 9, 2015, the FSB published its final Principles and Term Sheet (the “TLAC Principles and Term Sheet”), proposing that G-SIBs maintain significant minimum amounts of liabilities that are subordinated (by law, contract or structurally) to certain prior-ranking liabilities, such as guaranteed insured deposits, and forming a new standard for G-SIBs. The TLAC Principles and Term Sheet contain a set of principles on loss-absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet for the implementation of these principles in the form of an internationally agreed standard. The TLAC Principles and Term Sheet require a minimum TLAC requirement to be determined individually for each G-SIB at the greater of (i) 16% of RWAs as of January 1, 2019 and 18% as of January 1, 2022, and (ii) 6% of the Basel III Tier 1 leverage ratio exposure measured as of January 1, 2019, and 6.75% as of January 1, 2022.

Among other amendments, BRRD II introduces the concepts of resolution institution and resolution group. The EU Banking Reforms provide for the amendment of a number of aspects of the MREL framework to align it with the Total Loss-Absorbing Capacity (“TLAC”) standards included in the FSB final TLAC Principles and Term Sheet. To maintain coherence between the MREL rules applicable to G-SIBs and those applicable to non-G-SIBs, the BRRD II also provides for a number of changes to the MREL rules applicable to non-G-SIBs. While the EU Banking Reforms provide for minimum harmonized or “Pillar 1” MRELs for G-SIBs, in the case of non-G-SIBs, they provide that MRELs will be imposed on a bank-specific basis. For G-SIBs, the EU Banking Reforms provide that a supplementary or “Pillar 2” MRELs may be further imposed on a bank-specific basis. The EU Banking Reforms further provide for the resolution authorities to give guidance to an institution to have own funds and eligible liabilities in excess of the requisite levels for certain purposes.

Following the application of CRR II, CRR will establish that an institution’s eligible liabilities will consist of its eligible liability items (as defined therein) after a number of mandatory deductions and, in order to be considered as eligible liabilities, it is stipulated, for example, that the instruments must meet the requirements set out in Article 72b of the CRR, which includes the need for those instruments to rank below the liabilities excluded under Article 72.a.2 of the CRR.

Notwithstanding the foregoing, CRR II provides for some exemptions which could allow outstanding senior debt instruments to be used to comply with MREL. However, there is uncertainty insofar as such eligibility is concerned and how the regulations and exemptions provided for in the EU Banking Reforms are to be interpreted and applied. In any event, BRRD II aims to provide greater certainty with respect to eligible liabilities, in order to provide markets with the necessary clarity concerning the eligibility criteria for instruments to be recognized as eligible liabilities for TLAC or MREL purposes.

As outlined in the final report submitted by the EBA on December 14, 2016 on the implementation and design of the MREL framework which contains a number of recommendations to amend the current MREL framework, the EBA’s recommendation is that an institution will not be able to use the same CET1 capital to meet both MREL and the combined buffer requirements. In addition, the EU Banking Reforms provide that, in the case of the own funds of an institution that may otherwise contribute to the combined buffer requirement where there is any shortfall in MREL, this will be considered as a failure to meet the combined buffer requirement such that those own funds will automatically be used instead to meet that institution’s MREL and will no longer count towards its combined buffer requirement. Accordingly, this could trigger a limit on discretionary payments.

The EU Banking Reforms further include, as part of MREL, a new subordination requirement of eligible instruments for G-SIBs and “top tier” banks (including us) that will be determined according to their systemic importance, involving a minimum “Pillar 1” subordination requirement. This “Pillar 1” subordination requirement must be satisfied with own funds and other eligible MREL instruments (which MREL instruments may not for these purposes be senior debt instruments and only MREL instruments constituting “non-preferred” senior debt will be eligible for compliance with the subordination requirement). For “top tier” banks such as us, this “Pillar 1” subordination requirement has been determined as the highest of 13.5% of the Bank’s risk weighted assets (“RWAs”) or alternatively, 5% of its leverage exposure. Resolution authorities may also impose further “Pillar 2” subordination requirements, which would be determined on a case-by-case basis but at a minimum level equal to the lower of 8% of a bank’s total liabilities and own funds and 27% of its RWAs.

For information on the notifications from the Bank of Spain regarding our MREL, as determined by the SRB, see Note 32 to our Consolidated Financial Statements.

Capital Management

Basel Capital Accord - Economic Capital

The Group’s capital management is performed at both the regulatory and economic levels. Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using the BIS Framework rules and the CRR. See Note 32 to our Consolidated Financial Statements.

The aim of our capital management is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, and preferred and subordinated issues of equity and hybrid instruments. Various actions have been taken during the last years in connection with our capital management and in order to comply with various capital requirements applicable to us related to various actions regarding asset sales. In addition, we may make securities issuances or undertake new asset sales in the future, which could involve outright sales of businesses or reductions in interests held by us, which could be material and could be undertaken at less than their respective book values, resulting in material losses thereon, in connection with our capital management and in order to comply with capital requirements or otherwise. The Bank has obtained the Bank of Spain’s approval with respect to its internal model of capital estimation concerning certain portfolios and its operational risk internal model.

From an economic standpoint, capital management seeks to optimize value creation for the Group and its different business units. The Group allocates economic capital (“CER”) commensurate with the risks incurred by each business. This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. The CER calculation combines credit risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk, model risk, business risk, reputational risk and technical risks in the case of insurance companies.

Shareholders’ equity, as calculated under the BIS Framework rules, is an important metric for the Group. For the purpose of allocating capital to operating segments, the Group focuses on both economic and regulatory capital. The purpose is to ensure that the businesses are run considering both the risk-sensitive perspective and the regulation requirement. These are designed to provide an equitable basis for assigning capital and ensure adequate capital management across the Group.

Concentration of Risk

According to the CRR, an institution’s exposure to a client or group of connected clients shall be considered a large exposure where its value is equal to or exceeds 10% of its eligible capital, and such institution shall have sound administrative and accounting procedures and adequate internal control mechanisms for the purposes of identifying, managing, monitoring, reporting and recording all large exposures and subsequent changes to them, in accordance with the CRR. Where so required under the CRR, an institution must make available to the NCAs its 20 largest exposures on a consolidated basis (but excluding certain exposures, if allowed under the CRR). In addition, an institution must also report its 10 largest exposures on a consolidated basis to other institutions as well as its 10 largest exposures on a consolidated basis to unregulated financial entities, as well as any exposure to a client or group of connected clients greater than €300 million (before taking into account the effect of credit risk mitigation measures).

The CRR also imposes certain limits to large exposures. In particular, an institution must not incur an exposure, after taking into account the effect of credit risk mitigation measures, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value must not exceed the higher of 25% of the institution’s eligible capital or €150 million, provided that the sum of exposure values, after taking into account the effect of credit risk mitigation measures, to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital. Where 25% of an institution’s eligible capital is less than €150 million, the value of the exposure, after taking into account the effect of credit risk mitigation measures, must not exceed a reasonable limit in terms of the institution’s eligible capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in the CRD IV Directive to address and control concentration risk, provided that this limit shall not exceed 100% of the institution’s eligible capital.

Legal and Other Restricted Reserves

We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Requirements”.

Impairment of Financial Assets

For a discussion of applicable accounting standards related to loss allowances on financial assets and the method for calculating expected credit loss, see Note 2.2.1 to our Consolidated Financial Statements.

Dividends

A bank may generally dedicate all of its net profits and its distributable reserves to the payment of dividends. In no event may dividends be paid from non-distributable reserves. For additional information see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

Although banks are not legally required to seek prior approval from the Bank of Spain or the ECB before declaring interim dividends, we inform each of them on a voluntary basis upon the declaration of an interim dividend. The ECB recommendation dated January 7, 2019 addressed to, among others, significant supervised entities and significant supervised groups, such as BBVA and its Group, recommends that credit institutions establish dividend policies using conservative and prudent assumptions so that, after any such distribution, they are able to satisfy the applicable capital requirements and any other requirements resulting from the SREP.

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA are subject to restrictions on discretionary payments, which includes, among others, dividend payments. See “—Capital Requirements”.

Our Bylaws allow for dividends to be paid in cash or in kind as determined by shareholders’ resolution.

 Investment Ratio

In the past, the Spanish government used the investment ratio to allocate funds among specific sectors or investments. As part of the liberalization of the Spanish economy, it was gradually reduced to a rate of zero percent as of December 31, 1992. However, the law that established the ratio has not been abolished and the government could re-impose the ratio, subject to applicable EU requirements.

Principal Markets

The following is a summary of certain laws and regulations applicable to BBVA’s operations in Spain, Mexico, Turkey and the United States.

Spain

BBVA’s operations in Spain are subject to European Union-wide and Spanish national regulations. Spain has a broad regulatory framework designed to ensure consumer protection and enhance transparency. Finance and deposits products are subject to both general consumer and product-specific laws which, in certain circumstances, differentiate between consumers and non-consumers.

The provision of payment accounts and services in Spain is subject to various regulations, most of which transpose European legislation, such as Directive (EU) 2015/2366 (“PSD 2”) and Directive (EU) 2014/92. Such regulations lay down minimum information requirements for providers of payment accounts and services as well as certain transparency provisions with regard to fees. A significant development in relation to the implementation of PSD2 is a requirement to allow third parties access to accounts to provide account information and payment initiation services, provided they have a customer’s consent.

Regarding loans, there are separate regulations applying to consumer loans and residential loans which are, in both cases, mainly derived from European legislation, including Directive (EU) 2008/48 (relating to credit agreements for consumers) and Directive (EU) 2014/17 (relating to credit agreements for residential immovable property). Recently approved Law 5/2019, of March 15, regulating real estate credit agreements (“Law 5/2019”), applies to individuals, whether or not they are consumers, and sets limits on default interest, early maturity and early repayment fees, and provides a comprehensive framework of pre-contractual information provisions. Law 5/2019 also requires that a notarial act shall be granted prior to signing a residential credit agreement in which the notary verifies that the bank has fulfilled all of its legal pre-contractual information obligations.

The regulatory framework also includes specific regulations designed to protect the most vulnerable customers, such as the requirement for banks to offer basic accounts to customers without access to ordinary bank accounts. Basic accounts may be free of charge or have a maximum monthly cost of three euros. In the area of mortgage lending, there is a code of good practice to be adhered to by entities to make it easier for distressed debtors to refinance their debt, including dation-in-payment as a refinance measure.

The European Union’s sustainability initiatives will also impact asset management legislation, with MiFID II (as defined below), the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities Directive and the Revision of the Institutions for Occupational Retirement Provision Directive being amended in order to include environmental, social and governance factors in investment processes, risk management and know-your-clients procedures. In addition, the European Council and the Parliament reached a political agreement on the Taxonomy Regulation, which provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities. Furthermore, the EBA published its Action Plan on sustainable finance (including a voluntary sensitivity analysis for transition risks in the second half of 2020), and the European Commission presented the European Green Deal, a set of policy initiatives with the overarching aim of making Europe climate neutral in 2050.

Regarding the pension funds sector, Directive (EU) 2016/2341 has been recently transposed by Royal Decree Law 3/2020, of February 4, of urgent measures transposing into Spanish law various European Union directives in the field of public procurement in certain sectors; private insurance; pension plans and funds; taxation and tax litigation, including, regarding pension funds and plans, (a) new governance requirements, (b) new rules on own risk assessment, (c) increased reporting obligations vis-à-vis the clients and (d) enhanced powers for supervisors.

In terms of financial markets legislation, Directive (EU) 2014/65 relating to markets in financial instruments (“MIFID II”) has been fully implemented in Spain. Investor protection legislation is completed by Regulation (EU) 1286/2014 (the “PRIIPs Regulation”) which became applicable on January 1, 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”) and persons advising or selling packaged retail and insurance-based investment products (“PRIIPs”) to provide retail investors based in the European Economic Area with KIDs to enable those investors to better understand and compare products. Recently, European authorities have issued a consultation paper to obtain feedback from the industry in order to amend the PRIIPs Regulation. Depending on the result of that assessment, entities could be subject to changes in systems and documentation related to PRIIPs.

The European Union has also been very active in terms of legislation to preserve financial stability. In this regard, the BBVA Group has been subject to initial margin requirements under Regulation (EU) 648/2012, regarding OTC derivatives, central counterparties and trade repositories, since September 2019, as well as similar legislation in other geographies. Consequently, BBVA Group entities classified as financial counterparties are required to post and receive initial margin when dealing with other in-scope entities. The BBVA Group is currently working to prepare together with its clients the next phase in which new entities will be subject to the obligations, that will start in September 2020. The impact and work to be done until that period will depend on the number of entities that might be subject to this obligation in 2020 (which may also depend on whether the approach of the International Organization of Securities Commissions recommending a phase-in for this 2020-phase is implemented in Europe).

The other main initiative in which both the public and private sectors have been fully involved during the last few years is the interbank offered rates (“IBORs”) reform led by the Financial Stability Board. BBVA has currently set up an internal working group to analyze the potential impact of IBORs reform and actions to be taken in relation thereto. It is expected that changes will need to be made to some legacy contracts (mainly those linked to LIBOR and EONIA) and in certain templates for new agreements. Regarding changes to EURIBOR, at the end of November 2019, the European Money Markets Institute announced that panel banks’ transition to the hybrid model had been completed. The new methodology is not expected to have an impact on existing contracts, as EURIBOR will keep its name unchanged and will still measure the same economic reality (i.e., cost of wholesale funding for the banks of the European Union, Liechtenstein, Iceland, Norway and Switzerland).

Prevention of Money Laundering and Terrorist Financing

Law 10/2010, of April 28 (“Law 10/2010”), has the purpose of safeguarding the integrity of the financial system and other economic sectors by establishing obligations in respect of preventing money laundering and terrorist financing. Credit institutions, including BBVA, are subject to Law 10/2010, which transposes European legislation and establishes applicable due diligence, internal controls and reporting obligations.

It is important to highlight the costs of implementing this regulation, which includes, among other obligations, procedures to know your clients, continuous monitoring of their activity, warning generation, investigation, suspicious activity reports, etc.

Data Protection Regulation

Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“GDPR”) aims to achieve effective protection of personal data by providing natural persons in all EU member states with the same level of legally enforceable rights and obligations regarding personal data and imposing responsibilities on data controllers and processors to ensure consistent monitoring of the processing of personal data. Organic Law 3/2018, of December 5, on the protection of personal data and guarantee of digital rights implemented the GDPR into law in Spain.

For BBVA, the GDPR has affected directly the way we manage internal and external processes. Due to the incremental use of new technologies in almost any process carried out by the Group, where personal data of individuals are usually involved, we had to introduce multiple changes. The GDPR’s accountability requirements to comply with data protection principles and to be able to demonstrate such compliance, has led to an increased uptake of implementing and revising our privacy management processes, from the way in which consent is obtained from the client, to the implementation of processes to put into effect new rights, such as the right to be forgotten or the right to data portability.

GDPR introduces the risk-based approach, including Data Protection Assessments, privacy by design requirements and the legitimate interest balancing test, which have fostered a consistent discipline of assessing risk within the Group. This ensures appropriate risk-based prioritization of mitigations and controls and a more effective data management program based on actual risk.

In terms of security, GDPR obligations and requirements to notify breaches to authorities and individuals under different circumstances meant that BBVA had to review and enhance our existing data security measures and programs and also to update BBVA’s breach response plans and notification procedures, while training staff and management.

Regarding GDPR’s territorial scope, the rule is complex and it has created different interpretations and compliance issues.

Spanish Auditing Law

Law 22/2015, of July 20, on Auditing (“Law 22/2015”), adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of April 16, amending Directive 2006/43/EC of the European Parliament and of the Council of May 17, on statutory audits of annual accounts and consolidated accounts, to the extent that they were inconsistent. Together with this Directive, approval was also given to Regulation (EU) 537/2014 of the European Parliament and of the Council, of April 16, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the fundamental legal regime that should govern audit activity in the European Union. Law 22/2015 regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations.

Recovery and Resolution of Credit Institutions and Investment Firms

The BRRD (which has been partially transposed in Spain by Law 11/2015, of June 18, on the recovery and resolution of credit institutions and investment firms (“Law 11/2015”)  and Royal Decree 1012/2015, of November 6, on development of law on recovery and resolution of credit entities and investment firms and modification of the royal decree on deposit guarantee funds of credit entities (“RD 1012/2015”) , pending the transposition of BRRD II) and the SRM Regulation are designed to provide the authorities with mechanisms and instruments to intervene sufficiently early and rapidly in failing or likely to fail credit institutions or investment firms (each an “Entity”) in order to ensure the continuity of the Entity’s critical financial and economic functions, while minimizing the impact of its non-feasibility on the economic and financial system. The BRRD further provides that a Member State may only use additional financial stabilization instruments to provide extraordinary public financial support as a last resort, once the following resolution instruments have been evaluated and used to the fullest extent possible while maintaining financial stability.

In accordance with the provisions of Article 20 of Law 11/2015, an Entity will be considered as failing or likely to fail in any of the following situations: (i) when the Entity significantly fails, or may reasonably be expected to significantly fail in the near future, to comply with the solvency requirements or other requirements necessary to maintain its authorization; (ii) when the Entity’s enforceable liabilities exceed its assets, or it is reasonably foreseeable that they will exceed them in the near future; (iii) when the Entity is unable, or it is reasonably foreseeable that it will not be able, to meet its enforceable obligations in a timely manner; or (iv) when the Entity needs extraordinary public financial support (except in limited circumstances). The decision as to whether the Entity is failing or likely to fail may depend on a number of factors which may be outside of that Entity’s control.

In line with the provisions of the BRRD, Law 11/2015 contains four resolution tools which may be used individually or in any combination, when the Spanish Resolution Authority considers that (a) an Entity is non-viable or is failing or likely to fail, (b) there is no reasonable prospect of any other measures that would prevent the failure of such Entity within a reasonable period of time, and (c) resolution is necessary or advisable, as opposed to the winding up of the Entity through ordinary insolvency proceedings, for reasons of public interest.

The four resolution instruments are (i) the sale of the Entity’s business, which enables the resolution authorities to transfer, under market conditions, all or part of the business of the Entity being resolved; (ii) bridge institution, which enables resolution authorities to transfer all or part of the business of the Entity to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control); (iii) asset separation, which enables resolution authorities to transfer certain categories of assets (normally impaired or otherwise problematic) to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through their eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) the Bail-in Tool (as defined below). Any exercise of the Bail-in Tool by the Spanish Resolution Authority may include the write down and/or conversion into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Bail-in Tool) of certain unsecured debt claims of the Entity.

In the event that an Entity is in a resolution situation, the “Bail-in Tool” is understood to mean any write-down, conversion, transfer, modification, or suspension power existing from time to time under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as amended, replaced or supplemented from time to time), including, but not limited to (a) Law 11/2015, (b) RD 1012/2015; and (c) the SRM Regulation, each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised.

In accordance with the provisions of Article 48 of Law 11/2015 (without prejudice to any exclusions that may be applied by the Spanish Resolution Authority in accordance with Article 43 of Law 11/2015), in the event of any application of the Bail-in Tool, any resulting write-down or conversion by the Spanish Resolution Authority will be carried out so that they affect instruments in the following sequence: (i) CET1 items; (ii) the principal amount of Additional Tier 1 capital instruments; (iii) the principal amount of Tier 2 capital instruments; (iv) the principal amount of other subordinated claims other than Additional Tier 1 capital or Tier 2 capital; and (v) the principal or outstanding amount of the remaining eligible liabilities in the order of the hierarchy of claims in normal insolvency proceedings (with senior non-preferred claims (créditos ordinarios no preferentes) subject to the Bail-in Tool after any subordinated claims (créditos subordinados) under Article 92 of the Insolvency Law, but before the other senior claims).

In addition to the Bail-in Tool, the BRRD, Law 11/2015 and the SRM Regulation provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments of an Entity at the point of non-viability (“Non-Viability Loss Absorption”  and, together with the Bail-in Tool, the “Spanish Bail-in Power” ). Any write-down or conversion must follow the same insolvency hierarchy as described below. The point of non-viability of an Entity is the point at which the Spanish Resolution Authority determines that the Entity meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Bail-in Tool or any other resolution tool or power (where the conditions for resolution referred to above are met).

In addition, the EBA has published certain technical regulation standards and technical implementation standards to be adopted by the European Commission, in addition to other guidelines. These standards and guidelines could potentially be relevant in determining when or how a Spanish Resolution Authority may exercise the Bail-in Tool and/or impose a Non-Viability Loss Absorption. These include guidelines on the treatment of shareholders when applying the Bail-in Tool or Non-Viability Loss Absorption, as well as on the rate for converting debt into shares or other securities or debentures in the application of the Bail-in Tool and/or Non-Viability Loss Absorption.

To the extent that any resulting treatment of a holder of the Bank’s securities pursuant to the exercise of the Bail-in Tool is less favorable than would have been the case under such hierarchy in normal insolvency proceedings, a holder of such affected securities would have a right to compensation under the BRRD and the SRM Regulation based on an independent valuation of the institution, in accordance with Article 10 of RD 1012/2015 and the SRM Regulation, together with any other compensation provided for in any applicable banking regulations including, inter alia, compensation in accordance with Article 36.5 of Law 11/2015. However, if the treatment of a creditor following a Non-Viability Loss Absorption is less favorable than it would have been under ordinary insolvency proceedings, it is uncertain whether said creditor would be entitled to the compensation provided for in the BRRD and the SRM Regulation.

Mexico

BBVA’s operations in Mexico are subject to regulation by Mexican national authorities. The Mexican regulatory framework for financial and banking activities aims to ensure the stability of the financial system, as well as to provide consumer protection and transparency in the provision of financial services.

The provision of finance and deposit products is mainly regulated in the Banking Law and provisions issued by National Banking and Securities Commission (“CNBV”) and Bank of Mexico (“BANXICO”), where CNBV establishes prudential obligations and BANXICO regulates the banking transactions, including finance and deposit products. In addition, the Financial Services Transparency and Regulation Law contains provisions regarding transparency and protection for the users of financial services.

The regulatory framework for capital markets includes specific regulations designed to develop the stock market in an equitable, efficient and transparent manner, protect the interests of investors, as well as minimize systemic risk and the promotion of a healthy competition.

Regarding asset management, regulation encourages the promotion of investment companies, their balanced development and the promotion of conditions for strengthening and decentralizing the stock market through the access for small and medium investors, the establishment of rules for the organization and operation of investment funds, the intermediation of their shares in the stock market, as well as the organization and operation of the people who provide asset management services.

Recent changes to the Mexican framework include: (a) the issuance by BANXICO of rules regarding the granting of finance products linked to payroll services, (b) the proposal of an initiative regarding bank fees that requires banks to offer certain accounts exempted from some fees and to provide comparative information of the fees charged, and (c) the amendment to the law to establish obligations related to telemarketing activities.

Under the new administration, regulatory activity in Mexico has slowed down considerably, although one draft bill could have significant potential impact on competition in the near future. In November 2019, after the ruling party’s majority leader in the Senate presented a bill to severely restrict banks’ fees, a new banking fee bill with a broader and more comprehensive approach, developed by the Mexican Bank Association and the financial authorities, was presented. This new project would, inter alia, (a) broaden existing “basic” fee-free accounts to include accounts into which government aid and subsidies are deposited (for example with respect to unemployed or disabled customers); (b) create an “intermediate account” which would have no fees for deposits, for a number of monthly cash withdrawals on own ATMs (to be determined by BANXICO), and up to three interbank monthly transfers, among others; (c) reinforce measures to permit customers to switch banks and cancel products; (d) create a mandatory banking services offering platform where customers will be able to review offers and, if they so choose and meet the relevant eligibility criteria (including credit checks, where applicable), receive a binding offer from the bank in question; and (e) with clients’ prior consent, allow banks to access credit data for the submission of tailored offers to potential clients through the credit bureaus. The bill would increase fee transparency requirements, with enhanced fee disclosure prior to the signing of contracts, and the submission of a yearly report on paid fees and interest. In addition, BANXICO and CONDUSEF (the financial ombudsman), would be required to align their fee catalogues in order to make comparison easier for clients. The bill was presented to the Senate, and could be voted on in the coming months, before continuing its process at the Chamber of Deputies.

Turkey

BBVA’s operations in Turkey are subject to regulation by Turkish national authorities. In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers.

Apart from fundamental legal rules and product/service-specific legal regulations, the most basic regulation for the sector is the Banking Law No. 5411. The purpose of this law is to regulate the principles and procedures of ensuring confidence and stability in financial markets, the efficient functioning of the credit system and the protection of the rights and interests of depositors.

In 2019, new regulations were passed that seek to facilitate the restructuring and repayment of loans by distressed commercial customers, provided that they are willing to pay their debts but are not able to fulfill their obligations due to financial distress. These regulations seek to ensure that customers can resume their economic activities in a reasonable time and under reasonable conditions. The debt restructuring could involve, inter alia, the extension of loan maturities, the renewal of loans, the granting of additional credit and the release of claims.

In addition, the new legal framework extended the maturity period for consumer loans. This extension applies to all consumer loans, including loans that existed at the time that the framework was passed.

Floating interest rates can be applied to Turkish Lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Regarding fees received from merchants from purchases made by credit cards, while the banks previously had the right to determine the commission rate within their sole discretion, such commission rate has now been limited to 1.60%.

In general, the Payment Systems Law regulates the procedures and principles of payment services, payment institutions and electronic money institutions. While certain significant amendments have been made to this law, they have not yet come into force. These amendments seek to: (i) answer the sectoral needs of the payment and electronic money institutions; (ii) eliminate the dual structure which consists of the Central Bank of the Republic of Turkey (“Central Bank”) and BRSA and position the Central Bank as the sole regulatory and supervisory authority and; (iii) ensure the compliance of Turkish legislation with EU regulations (especially the Payment Services (PSD2) Directive). As part of these amendments, with the authority defined as payment service initiation and providing of account information, it will be possible to consolidate payment account information online with consenting users and initiate a payment for a payment account at another payment service provider.

The draft Regulation on Information Systems and Electronic Banking Services is expected to enter into force during the first quarter of 2020. The draft regulation mainly regulates information systems and electronic banking. The draft regulation explicitly stipulates that cloud-based information systems (and their backups) (including those used by Garanti BBVA and its Turkish customers) shall be maintained in Turkey.

Garanti BBVA conducts its investment banking business in accordance with the Turkish Capital Market Law and various related regulations issued by Capital Market Board of Turkey. As a commercial bank, Garanti BBVA has a license to carry out the following activities: (a) receipt and transmission of orders in relation to capital market instruments, (b) execution of orders in relation to capital market instruments (except shares and derivative instruments based on stock indices or stocks) in the name and account of the customer or in its own name and in the account of the customer, (c) dealing for its own account (except for derivative instruments based on stock indices and stocks) and (d) safekeeping and administration of capital market instruments in the name of the customer and portfolio custody service.

United States

BBVA’s activities and operations in the United States are subject to extensive U.S. federal and state supervision and regulation, and in some cases, U.S. requirements may impose restrictions on BBVA’s global activities. BBVA is a foreign banking organization and a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the International Banking Act of 1978, as amended (the “IBA”), and as a result, BBVA is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). BBVA has also elected to be treated as a financial holding company.

As a bank holding company, BBVA’s direct and indirect activities and investments in the United States are limited to banking activities and certain non-banking activities that are “closely related to banking,” as determined by the Federal Reserve, and certain other activities permitted under the BHC Act and IBA. BBVA is required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting securities of any U.S. bank or bank holding company. In addition, a bank holding company, including BBVA, is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation may result in a requirement for BBVA, as controlling shareholder, to inject capital into its U.S. bank subsidiary. BBVA’s U.S. branches and agencies are also subject to additional liquidity requirements, and in certain cases the entirety of BBVA’s U.S. operations are subject to additional risk management requirements.

BBVA’s New York branch is supervised by the Federal Reserve through the Federal Reserve Bank of New York, as well as licensed and supervised by the New York State Department of Financial Services.

BBVA USA Bancshares, Inc., BBVA’s top-tier U.S. intermediate holding company, holds all of BBVA’s U.S. bank and nonbank subsidiaries, including BBVA’s U.S. bank subsidiary, BBVA USA. BBVA USA Bancshares, Inc. is also a bank holding company that has elected to be treated as a financial holding company and is subject to regulation and supervision by the Federal Reserve. BBVA USA is regulated extensively under U.S. federal and state law by, among other regulators, the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”) and the Alabama State Banking Department. BBVA USA Bancshares, Inc. is also subject to supervision and regulation by the Consumer Financial Protection Bureau (“CFPB”) with respect to consumer protection laws.

To continue to be treated as a financial holding company, each of BBVA and BBVA USA Bancshares, Inc. must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be “well-managed” for U.S. bank regulatory purposes.  In addition, any U.S. depository institution subsidiaries of the foreign banking organization or bank holding company must also maintain certain regulatory capital ratios above minimum requirements and be deemed to be “well-managed” and must have at least a “satisfactory” rating under the Community Reinvestment Act of 1977.

Sections 23A and 23B of Federal Reserve Act and Regulation W place various qualitative and quantitative restrictions on BBVA and its non-bank subsidiaries with regard to extensions of credit, credit exposures arising from derivative transactions, and securities borrowing and lending transactions from their U.S. banking affiliates or engaging in certain other transactions involving those subsidiaries. Such transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral, and are subject to quantitative limitations. These restrictions also apply to certain transactions of BBVA’s New York branch with certain of its affiliates.

The availability of dividends from banking organizations in the United States is limited by various statutes and regulations. Federal banking agencies are authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, the banking agencies have stated that paying dividends that deplete a banking organization’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, state-chartered banking institutions, including BBVA USA, are subject to dividend limitations imposed by applicable federal and state laws.

Enhanced Prudential Standards

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), BBVA and BBVA USA Bancshares, Inc. have been subject to certain enhanced prudential standards (including resolution planning), capital adequacy requirements, capital planning and stress testing, liquidity standards, risk management and governance requirements, among other regulatory and supervisory requirements.

In October 2019, the Federal Reserve finalized rules that implement certain provisions of the Economic Growth Regulatory Relief and Consumer Protection Act (“EGRRCPA”) by tailoring enhanced prudential standards and capital and liquidity requirements applicable to foreign and domestic banking organizations, including BBVA and BBVA USA Bancshares, Inc. As a result, both BBVA and BBVA USA Bancshares, Inc. will be subject to less restrictive enhanced prudential standards and capital and liquidity requirements going forward.

Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). BBVA filed its most recent Title I Resolution Plan in December 2018. As a result of EGRRCPA and its implementing regulations, BBVA will now be required to file a reduced Title I Resolution Plan once every three years. In addition, BBVA USA is subject to the FDIC rule requiring large insured depository institutions to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act. The deadline for the BBVA’s next Title I Resolution Plan submission is currently unclear, because FDIC Chairman Jelena McWilliams has indicated that no firm will be required to submit another FDIC rule plan until the FDIC issues a revised FDIC rule.

BBVA USA Bancshares, Inc. and BBVA USA are subject to the U.S. Basel III capital rule (“U.S. Basel III”), which is based on the Basel III regulatory capital standards established by the Basel Committee.  In the past, BBVA USA Bancshares, Inc. and BBVA USA had been subject to certain additional capital planning, stress testing and liquidity requirements, but, as result of EGRRCPA and its implementing regulations, BBVA USA Bancshares, Inc. and BBVA USA will no longer be subject to these additional requirements.

Volcker Rule

The Volcker Rule prohibits an insured depository institution, such as BBVA USA, and its affiliates from (1) engaging in “proprietary trading” and (2) investing in or sponsoring certain types of funds (covered funds) subject to certain limited exceptions. The final rules contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In the case of non-U.S. banking entities, such as BBVA, there is also an exemption permitting activities conducted solely outside of the United States, provided that certain criteria are satisfied. The final Volcker Rule regulations impose significant compliance and reporting obligations on banking entities.

In October 2019, the five regulatory agencies charged with implementing the Volcker Rule released finalized amendments to the current Volcker Rule regulations that tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of a trading account, clarify certain key provisions in the Volcker Rule, and simplify the information that covered entities are required to provide to regulatory agencies. In addition, the regulatory agencies proposed further amendments to the covered fund provisions of the Volcker Rule in January 2020. BBVA is of the view that the impact of the Volcker Rule, as amended and proposed to be amended, is not material to its business operations.

Derivatives

BBVA is provisionally registered as a “swap dealer” as defined in the Commodity Exchange Act and the regulations promulgated thereunder with the U.S. Commodity Futures Trading Commission (the “CFTC”), which subjects BBVA to regulation and supervision by the CFTC and the National Futures Association. In general, as a non-U.S. swap dealer, BBVA is not subject to all CFTC requirements, including certain business conduct standards, when entering into swaps with non-U.S. counterparties.  In addition, subject to certain conditions, BBVA may comply with EU OTC derivatives requirements in lieu of certain CFTC requirements, including portfolio reconciliation, portfolio compression and trade confirmation requirements, pursuant to substituted compliance determinations issued by the CFTC.

BBVA’s world-wide swap activities are also subject to regulations adopted by the European Commission pursuant to the European Market Infrastructure Regulation (“EMIR”) and the EU’s Markets in Financial Instruments Directive (“MiFID”) and other European regulations and directives.

BBVA is currently assessing whether it, or any of its affiliates, will be required to register as a security-based swap dealer with the SEC, once such registration requirement comes into effect.

Anti-Money Laundering; Office of Foreign Assets Control

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering. In particular, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, requires financial institutions operating in the United States to, among other things, (a) give special attention to correspondent and payable-through bank accounts, (b) implement enhanced reporting due diligence, and “know your customer” standards for private banking and correspondent banking relationships, (c) scrutinize the beneficial ownership and activity of certain non-U.S. and private banking customers (especially for so-called politically exposed persons), and (d) develop and maintain anti-money laundering programs, customer identification procedures, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement compliance programs with respect to the sanctions programs administered by the Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Other Regulated U.S. Entities

BBVA Bancomer, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve.

Bancomer Transfer Services, Inc., a non-banking affiliate of BBVA and a direct subsidiary of BBVA Bancomer USA, Inc., is licensed as a money transmitter by the State of California Department of Business Oversight, the Texas Department of Banking, and certain other state regulatory agencies. Bancomer Transfer Services, Inc. is also registered as a money services business with the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury.

BBVA’s indirect U.S. broker-dealer subsidiary, BBVA Securities Inc. (“BSI”), is subject to regulation and supervision by the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”) with respect to its securities activities, as well as various U.S. state regulatory authorities. In addition, the securities underwriting and dealing activities of BSI are subject to regulation and supervision by the Federal Reserve.

The activities of BBVA’s U.S. investment adviser affiliates are regulated and supervised by the SEC. In addition, BBVA USA has registered with the SEC and the Municipal Securities Rulemaking Board as a municipal advisor pursuant to the Dodd-Frank Act’s municipal advisor registration requirements.

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

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:

Legacy contractual obligations related to counter indemnities. The BBVA Group made a payment of $642 to Bank Melli on July 11, 2019, due to outstanding commissions on the counterindemnity executed on October 16, 2018. Such counterindemnity was issued in April 2000 and has been regulatory reported until its execution in 2018.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2019, from embassy-related activity, which include fees and/or commissions, totaled $2,225. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

The BBVA Group is committed to terminating these business relationships as soon as legally possible.

C.   Organizational Structure

For information on the composition of the BBVA Group as of December 31, 2019, see Note 1.1 to our Consolidated Financial Statements.

The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Finland, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2019.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(in Percentages)		(In Millions of Euros)
BBVA MEXICO	Mexico	Bank	100.00	100.00	95,364
BBVA USA	The United States	Bank	100.00	100.00	72,994
GARANTI BBVA AS	Turkey	Bank	49.85	49.85	56,969
BBVA PERU	Peru	Bank	92.24 (2)	46.12	21,506
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	99.96	99.96	17,950
BBVA COLOMBIA, S.A.	Colombia	Bank	95.47	95.47	17,222
BANCO BBVA ARGENTINA, S.A.	Argentina	Bank	66.55	66.55	6,587
SEGUROS BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	Mexico	Insurance	100.00	100.00	5,335
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	Mexico	Insurance	100.00	100.00	5,080
BBVA USA BANCSHARES, INC.	The United States	Investment	100.00	100.00	4,099

(1)   Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2019.

(2)   Subject to certain exceptions.

D.   Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 2,642 branch offices in Spain and, principally through our various subsidiaries, 5,102 branch offices abroad as of December 31, 2019. As of December 31, 2019, approximately 67% of our branches in Spain and 65% of our branches abroad (59% excluding branches relating to Garanti BBVA) were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

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

Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €343 million for the year ended December 31, 2019. For additional information on “interest and other income” see Note 37.1 to our Consolidated Financial Statements.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2019			Year Ended December 31, 2018			Year Ended December 31, 2017
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	46,060	256	0.56%	42,730	135	0.32%	33,917	83	0.25%
Domestic	17,293	50	0.29%	19,883	43	0.22%	12,150	34	0.28%
Foreign	28,767	206	0.72%	22,847	92	0.40%	21,767	50	0.23%
Debt securities and derivatives	186,156	5,458	2.93%	179,672	5,707	3.18%	177,164	4,724	2.67%
Domestic	124,600	1,070	0.86%	116,998	1,212	1.04%	110,491	1,089	0.99%
Foreign	61,555	4,388	7.13%	62,674	4,495	7.17%	66,673	3,636	5.45%
Financial assets	415,580	25,020	6.02%	410,149	23,719	5.78%	444,518	24,003	5.40%
Loans and advances to central banks	5,086	267	5.25%	5,518	258	4.67%	10,945	258	2.36%
Loans and advances to credit institutions	32,448	806	2.48%	25,634	657	2.56%	26,420	485	1.83%
Loans and advances to customers	378,046	23,946	6.33%	378,996	22,804	6.02%	407,153	23,261	5.71%
In euros	180,028	3,372	1.87%	181,668	3,381	1.86%	196,893	3,449	1.75%
Domestic	171,412	3,344	1.95%	172,561	3,276	1.90%	187,281	3,377	1.80%
Foreign	8,617	28	0.32%	9,107	105	1.16%	9,612	72	0.75%
In other currency	198,018	20,575	10.39%	197,328	19,423	9.84%	210,261	19,812	9.42%
Domestic	18,622	601	3.23%	14,825	511	3.45%	15,329	403	2.63%
Foreign	179,397	19,973	11.13%	182,503	18,912	10.36%	194,932	19,409	9.96%
Other assets(2)	45,954	327	0.71%	46,343	270	0.58%	48,872	485	0.99%
Total average assets (3)	693,750	31,061	4.48%	678,893	29,831	4.39%	704,471	29,296	4.16%

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Includes “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures and associates”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets” and “Non-current assets and disposal groups held for sale”.

(3)   Foreign activity represented 44.55% of the total average assets for the year ended December 31, 2019, 45.28% for the year ended December 31, 2018 and 46.99% for the year ended December 31, 2017.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2019			Year Ended December 31, 2018			Year Ended December 31, 2017
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	61,285	2,123	3.46%	65,044	2,192	3.37%	90,619	2,212	2.44%
Customer deposits	376,057	6,984	1.86%	370,078	6,559	1.77%	392,057	7,007	1.79%
In euros	183,316	236	0.13%	178,370	337	0.19%	186,261	461	0.25%
Domestic	174,301	230	0.13%	169,163	323	0.19%	176,429	447	0.25%
Foreign	9,015	7	0.07%	9,206	14	0.16%	9,832	14	0.14%
In other currency	192,741	6,748	3.50%	191,709	6,222	3.25%	205,796	6,546	3.18%
Domestic	9,505	178	1.87%	10,738	130	1.21%	12,076	95	0.78%
Foreign	183,236	6,571	3.59%	180,971	6,092	3.37%	193,720	6,451	3.33%
Debt certificates	77,438	1,884	2.43%	75,927	1,753	2.31%	84,221	1,631	1.94%
Other liabilities (2)	124,006	1,868	1.51%	115,638	1,735	1.50%	82,699	687	0.83%
Total average liabilities	638,786	12,859	2.01%	626,688	12,239	1.95%	649,597	11,537	1.78%
Equity	54,964	-	-	52,206	-	-	54,874	-	-
Total average liabilities and equity (3)	693,750	12,859	1.85%	678,893	12,239	1.80%	704,471	11,537	1.64%

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Includes “Financial liabilities held for trading”, “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Liabilities under insurance and reinsurance contracts”, “Provisions”, “Tax liabilities”, “Other liabilities”, “Liabilities included in disposal groups classified as held for sale”.

(3)   Foreign activity represented 46.65% of the total average liabilities for the year ended December 31, 2019, 47.54% for the year ended December 31, 2018 and 46.99% for the year ended December 31, 2017.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2019 compared with the year ended December 31, 2018, and the year ended December 31, 2018 compared with the year ended December 31, 2017. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	2019 / 2018
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	11	111	121
Securities portfolio and derivatives	206	(455)	(249)
Loans and advances to central banks	(20)	29	9
Loans and advances to credit institutions	175	(25)	150
Loans and advances to customers	(57)	1,199	1,142
In euros	(31)	21	(10)
Domestic	(22)	90	68
Foreign	(9)	(69)	(78)
In other currencies	68	1,084	1,152
Domestic	131	(41)	90
Foreign	(63)	1,125	1,062
Other assets	(2)	60	58
Total income			1,230
Interest expense
Deposits from central banks and credit institutions	(127)	57	(69)
Customer deposits	106	320	426
In euros	9	(110)	(101)
Domestic	10	(103)	(93)
Foreign	(1)	(7)	(8)
In other currencies	34	493	526
Domestic	(15)	62	47
Foreign	48	430	479
Debt certificates	35	96	131
Other liabilities	126	7	133
Total expense			620
Net interest income			611

(1)   The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)   The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2018 / 2017
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	22	30	51
Securities portfolio and derivatives	67	916	983
Loans and advances to central banks	(128)	128	-
Loans and advances to credit institutions	(14)	187	172
Loans and advances to customers	(1,609)	1,152	(456)
In euros	(267)	199	(68)
Domestic	(265)	165	(101)
Foreign	(1)	34	33
In other currencies	(1,219)	830	(389)
Domestic	(13)	121	108
Foreign	(1,205)	708	(497)
Other assets	(25)	(190)	(215)
Total income			535
Interest expense
Deposits from central banks and credit institutions	(624)	604	(20)
Customer deposits	(393)	(55)	(448)
In euros	(20)	(104)	(124)
Domestic	(18)	(106)	(125)
Foreign	(1)	2	1
In other currencies	(448)	124	(324)
Domestic	(10)	46	36
Foreign	(438)	78	(360)
Debt certificates	(161)	282	122
Other liabilities	274	774	1,048
Total expense			702
Net interest income			(167)

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

	December 31,
	2019	2018	2017
	(In Millions of Euro, Except Percentages)
Average interest earning assets	647,796	632,501	655,599
Gross yield (1)	4.8%	4.7%	4.5%
Net yield (2)	4.5%	4.4%	4.2%
Net interest margin (3)	2.8%	2.8%	2.7%
Average effective rate paid on all interest-bearing liabilities	2.5%	2.4%	2.0%
Spread (4)	2.3%	2.3%	2.4%

(1)   “Gross yield” represents total interest income divided by average interest earning assets.

(2)   “Net yield” represents total interest income divided by total average assets.

(3)   “Net interest margin” represents net interest income as percentage of average interest earning assets.

(4)   Spread is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2019, interbank deposits (excluding deposits with central banks) represented 5.0% of our total assets. Of such interbank deposits, 16.4% were held outside of Spain and 83.6% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2019, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €130,686 million, representing 18.7% of our total assets. €27,625 million, or 21.1%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2019 on the investment securities that BBVA held was 3.8%, compared with an average yield of approximately 6.0% earned on loans and advances during 2019. See Notes 10 and 13 to our Consolidated Financial Statements for additional information.

The first table in Note 13.3 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under  “Financial assets at fair value through other comprehensive income” as of December 31, 2019 and 2018. The second table in Note 13.3 to our Consolidated Financial Statements shows our debt securities recorded, as of December 31, 2017, under “Available-for-sale financial assets”. See Note 2.2.1 to the Consolidated Financial Statements for information on the impact of IFRS 9 in the classification and measurement of financial assets and liabilities since January 1, 2018.

Note 14.2 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under  “Financial assets at amortized cost” as of December 31, 2019 and 2018.

This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to our Consolidated Financial Statements.

The third table in Note 13.3 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2019 and 2018, under “Financial assets at fair value through other comprehensive income” and, as of December 31, 2017, under “Available-for-sale financial assets”, by rating categories defined by external rating agencies. The second table in Note 14.2 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2019 and 2018, under “Financial assets at amortized cost”, by rating categories defined by external rating agencies.

Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.

For a discussion of our investments in affiliates, see Note 16 to our Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.

The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2019.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to 10 Years		Maturity after 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	596	1.68	12,537	1.11	5,660	4.11	2,757	3.62	21,550
Other debt securities	411	1.87	1,096	2.16	322	3.50	143	5.83	1,971
Total Domestic	1,007	1.76	13,633	1.19	5,982	4.08	2,900	3.73	23,521
Foreign
Mexico	942	6.15	4,015	4.97	2,782	6.37	47	3.27	7,786
Mexican Government and other government agency debt securities	683	6.75	3,601	4.96	2,558	6.45	26	5.29	6,868
Other debt securities	259	4.58	414	5.02	224	5.41	21	0.77	918
The United States	1,251	1.32	5,368	1.80	543	3.74	4,231	2.08	11,393
U.S. Treasury and other government agency debt securities	950	0.99	4,667	1.70	1	3.20	7	1.86	5,624
States and political subdivisions debt securities	-	-	9	3.16	42	2.50	2,925	1.86	2,975
Other debt securities	302	2.37	692	2.46	500	3.84	1,300	2.56	2,794
Turkey	761	14.63	1,992	14.13	874	11.51	87	6.81	3,713
Turkey Government and other government agencies debt securities	761	14.63	1,992	14.13	874	11.51	87	6.81	3,713
Other debt securities	-	-	-	-	-	-	-	-	-
Other countries	2,006	15.20	6,081	1.59	2,315	2.94	1,916	3.80	12,318
Securities of other foreign governments(2)	623	43.63	3,899	1.01	1,575	2.16	1,172	4.16	7,269
Other debt securities of other countries	1,383	2.40	2,182	2.64	739	4.60	745	3.23	5,049
Total Foreign	4,960	9.89	17,455	3.86	6,513	5.62	6,281	2.68	35,210
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5,967	8.52	31,088	2.69	12,495	4.88	9,181	3.01	58,731
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	1,459	4.00	489	2.43	7,458	1.40	3,349	1.47	12,755
Other debt securities	4,216	0.02	493	0.59	119	1.14	101	0.03	4,929
Total Domestic	5,675	1.04	982	1.51	7,577	1.40	3,450	1.43	17,684
Foreign
Mexico	-	-	1,592	7.17	216	7.42	4,567	3.59	6,374
Mexican Government and other government agency debt securities	-	-	1,592	7.17	216	7.42	3,768	3.59	5,576
Other debt securities	-	-	-	-	-	-	798	3.59	798
The United States	69	4.17	1,256	2.73	283	3.00	4,519	2.77	6,126
U.S. Treasury and other government agency debt securities	-	-	1,158	2.71	2	2.71	-	-	1,160
States and political subdivisions debt securities	17	4.17	45	3.39	29	3.33	4,439	2.78	4,530
Other debt securities	51	4.17	53	2.72	252	2.97	79	2.46	435
Turkey	712	19.03	1,981	12.72	1,200	16.57	221	5.56	4,113
Turkey Government and other government agencies debt securities	712	19.03	1,973	12.70	1,200	16.57	221	5.56	4,105
Other debt securities	-	-	8	18.10	-	-	-	-	8
Other countries	660	1.55	457	1.16	1,706	2.09	1,758	3.59	4,581
Securities of other foreign governments(2)	13	0.28	122	0.99	1,622	2.09	1,644	3.53	3,400
Other debt securities of other countries	647	1.58	336	1.22	84	2.16	114	4.38	1,181
Total Foreign	1,440	10.32	5,286	7.68	3,404	7.61	11,064	3.30	21,194
TOTAL AT AMORTIZED COST PORTFOLIO	7,115	2.92	6,268	6.71	10,981	3.32	14,514	2.85	38,878
TOTAL DEBT SECURITIES	13,082	5.48	37,356	3.37	23,476	4.15	23,695	2.91	97,609

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Securities of other foreign governments mainly include investments made by our subsidiaries in securities issued by the governments of the countries where they operate.

Loans and Advances to Credit Institutions and Central Banks

As of December 31, 2019, our total loans and advances to credit institutions and central banks amounted to €39,778 million, or 5.7% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €17,948 million, or 2.6% of total assets. Net of our loss allowances, total loans and advances to credit institutions and central banks at amortized cost amounted to €17,924 million as of December 31, 2019, or 2.6% of total assets.

Loans and Advances to Customers

As of December 31, 2019, our total loans and advances to customers amounted to €408,364 million, or 58.4% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €395,962 million as of December 31, 2019, or 56.7% of our total assets. As of December 31, 2019 our total loans and advances to customers in Spain amounted to €165,032 million. Our total loans and advances to customers outside Spain amounted to €243,332 million as of December 31, 2019.

Loans by Geographic Area

The following table shows our net loans and advances to customers as of the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros)
Domestic	165,032	171,361	180,033	182,492	192,227
Foreign
Western Europe	31,483	29,322	25,308	25,763	23,327
The United States	64,395	61,497	53,526	60,388	58,677
Mexico	61,455	53,772	48,463	50,242	51,842
Turkey	40,230	40,641	49,690	54,174	54,252
South America	39,091	38,680	39,814	53,512	47,862
Other	6,677	4,777	4,240	4,058	4,735
Total foreign	243,332	228,688	221,041	248,137	240,695
Total loans and advances	408,364	400,049	401,074	430,629	432,921
Loss allowances	(12,402)	(12,199)	(12,748)	(15,974)	(18,691)
Total net lending (1)	395,962	387,850	388,326	414,655	414,231

(1)   As of December 31, 2019 and 2018, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances. As of December 31, 2017, 2016 and 2015, includes loans and advances to customers reported as “Financial assets held for trading” and “Loans and receivables”.

Loans by Type of Customer

The following table shows our net loans and advances to customers at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in the country where the branch office that issued the loan is located:

	As of December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros)
Domestic
Government	14,477	16,671	18,116	20,741	23,549
Agriculture	1,224	1,118	1,231	1,076	1,064
Industrial	13,982	14,683	14,707	13,670	15,079
Real estate and construction	9,567	10,671	11,786	15,179	18,621
Commercial and financial	16,192	17,131	16,075	13,111	11,557
Loans to individuals (1)	96,735	98,131	99,780	102,299	105,157
Other	12,855	12,955	18,338	16,415	17,200
Total Domestic	165,032	171,361	180,033	182,492	192,227
Foreign
Government	14,840	13,900	14,289	14,132	15,062
Agriculture	2,533	2,566	2,646	3,236	3,251
Industrial	43,408	41,954	37,319	43,402	41,834
Real estate and construction	20,814	18,499	17,885	21,822	20,343
Commercial and financial	41,406	36,571	31,584	33,933	32,019
Loans to individuals (1)	85,324	80,224	78,162	89,981	89,132
Other	35,007	34,973	39,156	41,630	39,054
Total Foreign	243,332	228,688	221,040	248,137	240,695
Total Loans and Advances	408,364	400,049	401,074	430,629	432,921
Loss allowances	(12,402)	(12,199)	(12,748)	(15,974)	(18,691)
Total net lending (2)	395,962	387,850	388,326	414,655	414,231

(1)   Includes mortgage loans to households for the acquisition of housing.

(2)  As of December 31, 2019 and 2018, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances. As of December 31, 2017, 2016 and 2015, includes loans and advances to customers reported as “Financial assets held for trading” and “Loans and receivables”.

The following table sets forth a breakdown, by currency, of our net loans and advances to customers as of December 31, 2019, 2018, 2017, 2016 and 2015:

	As of December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros)
In euros	191,083	193,702	199,399	199,289	204,549
In other currencies	204,879	194,148	188,926	215,366	209,681
Total net lending (1)	395,962	387,850	388,326	414,655	414,231

(1)   As of December 31, 2019 and 2018, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances. As of December 31, 2017, 2016 and 2015, includes loans and advances to customers previously reported as financial assets held for trading and loans and receivables.

As of December 31, 2019, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,682 million, compared with €1,866 million as of December 31, 2018. Loans and advances outstanding to the Spanish government and its agencies amounted to €14,477 million, or 3.5% of our total loans and advances to customers as of December 31, 2019, compared with the €16,671 million, or 4.2% of our total loans and advances to customers as of December 31, 2018. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2019 excluding government-related loans amounted to €17,561  million or approximately 4.0% of our total outstanding loans and advances. As of December 31, 2019 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed above.

Maturity and Interest Sensitivity

The following table sets forth a breakdown by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of December 31, 2019. The determination of maturities is based on contract terms.

	Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	4,648	4,325	5,504	14,477
Agriculture	361	452	411	1,224
Industrial	5,142	4,683	4,158	13,982
Real estate and construction	1,443	2,881	5,243	9,567
Commercial and financial	8,392	4,935	2,865	16,192
Loans to individuals	5,677	9,261	81,797	96,735
Other	3,775	4,895	4,185	12,855
Total Domestic	29,437	31,432	104,164	165,032
Foreign
Government	1,674	2,871	10,294	14,840
Agriculture	1,345	833	356	2,533
Industrial	17,354	19,081	6,972	43,408
Real estate and construction	5,346	10,424	5,044	20,814
Commercial and financial	25,321	12,934	3,151	41,406
Loans to individuals	12,113	30,375	42,836	85,324
Other	11,186	15,307	8,513	35,007
Total Foreign	74,339	91,826	77,167	243,332
Total loans and advances (1)	103,776	123,258	181,331	408,364

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”.

The second table in Note 14.3 to our Consolidated Financial Statements provides a breakdown of our fixed and variable rate loans which had a maturity of more than one year as of December 31, 2019.

Loss allowances on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Financial instruments”. For a discussion of accounting standards related to loss allowances on financial assets and credit loss, see Note 2.2.1 to our Consolidated Financial Statements.

The following table provides information regarding our loan loss reserve and movements of loan charge-offs and recoveries for the periods indicated. Information as of December 31, 2019 refers to customers, central banks and credit institutions and information as of December 31, 2018, 2017, 2016 and 2015 refers to customers and credit institutions:

		As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros)
Loan loss reserve at beginning of period:
Domestic	5,774	7,234	9,113	12,357	9,832
Foreign	6,437	5,550	6,903	6,385	4,441
First implementation of IFRS 9	-	1,171	-	-	-
Total loan loss reserve at beginning of period	12,211	13,955	16,016	18,742	14,273

Loans charged off: (1)
Total domestic	(1,006)	(2,818)	(3,709)	(3,298)	(3,340)
Total foreign	(2,250)	(1,956)	(2,330)	(2,400)	(1,933)
Total loans charged off	(3,256)	(4,774)	(6,039)	(5,698)	(5,273)

Provision for loan losses:
Domestic	764	910	1,155	1,095	1,933
Foreign	3,560	3,659	3,078	3,046	2,804
Total provision for loan losses	4,324	4,569	4,233	4,141	4,737

Acquisition and disposition of subsidiaries (2)	-	-	(5)	-	6,572
Effect of foreign currency translation	(20)	(239)	(926)	(601)	(862)
Other	(832)	(1,301)	(495)	(567)	(705)
Acquisition, foreign currency and others	(852)	(1,539)	(1,426)	(1,168)	5,005

Loan loss reserve at end of period:
Domestic	4,931	5,774	7,234	9,113	12,357
Foreign	7,496	6,437	5,550	6,903	6,385
Total loan loss reserve at end of period	12,427	12,211	12,784	16,016	18,742
Loan loss reserve as a percentage of loans and advances at amortized cost at end of period	3.10%	3.19%	3.09%	3.44%	3.97%
Net loan charge-offs as a percentage of loans and advances at amortized cost at end of period	0.81%	1.25%	1.46%	1.22%	1.12%

(1)   Domestic loans charged off in 2019, 2018, 2017, 2016 and 2015 were mainly related to the real estate sector.

(2)  In 2015, includes amounts related to Garanti BBVA (in which we acquired a further 14.89% stake in such year, following which we started to fully consolidate Garanti BBVA´s results in our consolidated financial statements) and Catalunya Banc (which we fully acquired in such year).

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €3,256 million during the year ended December 31, 2019 compared with the €4,774 million during the year ended December 31, 2018.

Our loan loss reserves as a percentage of total loans and advances decreased to 3.10% as of December 31, 2019 compared with 3.19% as of December 31, 2018.

Impaired Loans

Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.

Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2019, 2018, 2017, 2016 and 2015 was €399.9 million, €412.5 million, €347.4 million, €264.2 million and €253.9 million, respectively.

The following table provides information regarding our impaired loans of customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(In Millions of Euros)
Impaired loans
Domestic	8,104	9,436	12,730	16,360	19,481
Public sector	86	112	158	270	191
Other resident sector	8,018	9,324	12,572	16,090	19,290
Foreign	7,855	6,923	6,671	6,565	5,882
Public sector	1	16	13	42	21
Other non-resident sector	7,853	6,906	6,658	6,523	5,860
Total impaired loans	15,959	16,359	19,401	22,925	25,363
Total loan loss reserve	(12,427)	(12,211)	(12,784)	(16,016)	(18,742)
Impaired loans net of reserves	3,533	4,148	6,617	6,909	6,621
Impaired loans as a percentage of loans and advances at amortized cost	3.99%	4.27%	4.69%	4.92%	5.38%
Impaired loans (net of reserve) as a percentage of loans and advances at amortized cost	0.88%	1.08%	1.60%	1.48%	1.40%

Our total impaired loans amounted to €15,959 million as of December 31, 2019, a 2.4% decrease compared with €16,359 million as of December 31, 2018. This decrease was mainly attributable to the reduction in the impairment of loans to the public sector and, to a lesser extent, in loans to households, partially offset by the impact of the increase in the volume of consumer loans.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2019, the loan loss reserve amounted to €12,427 million, a 1.8% increase compared with the €12,211 million recorded as of December 31, 2018.

The following tables provide information regarding impaired loans to customers, central banks and credit institutions recorded under “Financial assets at amortized cost” and accumulated impairment taken for each loan category, as of December 31, 2019 and 2018, by type of customer:

2019	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	86	(36)	0.60%
Credit institutions	-	-	-
Other sectors	8,018	(4,895)	5.33%
Agriculture	60	(42)	4.93%
Industrial	686	(513)	4.90%
Real estate and construction	1,180	(751)	12.33%
Commercial and other financial	1,173	(856)	7.24%
Loans to individuals	4,257	(2,176)	4.40%
Other	663	(557)	5.16%
Total Domestic	8,104	(4,931)	4.91%
Foreign:
Government	1	(23)	0.01%
Credit institutions	6	(24)	0.04%
Other sectors	7,848	(7,448)	3.43%
Agriculture	93	(83)	3.69%
Industrial	1,824	(1,405)	4.20%
Real estate and construction	980	(652)	4.71%
Commercial and other financial	835	(763)	2.02%
Loans to individuals	3,124	(3,670)	3.66%
Other	991	(876)	2.83%
Total Foreign	7,855	(7,496)	3.23%
Total	15,959	(12,427)	3.91%

(1)   Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

2018	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	112	(59)	0.67%
Credit institutions	-	-	-
Other sectors	9,324	(5,396)	6.03%
Agriculture	57	(37)	5.07%
Industrial	712	(502)	4.85%
Real estate and construction	1,624	(1,060)	15.22%
Commercial and other financial	1,104	(770)	6.46%
Loans to individuals	5,065	(2,461)	5.16%
Other	763	(566)	5.87%
Total Domestic	9,436	(5,455)	5.51%
Foreign:
Government	16	(24)	0.12%
Credit institutions	10	(12)	0.41%
Other sectors	6,896	(6,719)	3.21%
Agriculture	66	(70)	2.56%
Industrial	1,682	(1,163)	4.01%
Real estate and construction	697	(571)	3.77%
Commercial and other financial	667	(638)	1.85%
Loans to individuals	2,773	(3,372)	3.46%
Other	1,011	(905)	2.87%
Total Foreign	6,923	(6,755)	3.03%
Total	16,359	(12,211)	4.09%

(1)   Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

Troubled Debt Restructurings

As of December 31, 2019, of the total troubled debt restructurings of €16,237 million, €6,887 million were not considered impaired loans. See Note 7.1 and Appendix VIII to our Consolidated Financial Statements.

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

The non-performing asset ratio in our domestic real estate and construction portfolio was 12.3% as of December 31, 2019 (compared with 15.2% as of December 31, 2018), substantially higher than the average non-performing asset ratio for all of our domestic activities (4.9% as of December 31, 2019 and 5.5% as of December 31, 2018) and the average non-performing asset ratio for all of our consolidated activities (3.8% as of December 31, 2019 and 3.9% as of December 31, 2018). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 9.0% as of December 31, 2019 (compared with 17.2% as of December 31, 2018).

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2019, December 31, 2018 and December 31, 2017. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	2019		2018		2017
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)

United Kingdom	6,086	0.9%	7,114	1.1%	8,444	1.2%
Mexico	1,697	0.2%	2,217	0.3%	2,635	0.4%
Turkey	3,856	0.6%	5,060	0.7%	7,754	1.1%
Other OECD (Organization for Economic Co-operation and Development)	9,463	1.4%	7,779	1.1%	7,885	1.1%
Total OECD	21,102	3.0%	22,170	3.3%	26,718	3.9%
Central and South America	3,323	0.5%	2,720	0.4%	3,980	0.6%
Other	6,924	1.0%	4,739	0.7%	3,787	0.5%
Total	31,349	4.5%	29,629	4.4%	34,485	5.0%

The following table sets forth the amounts of our cross-border outstandings as of December 31, 2019, 2018 and 2017 by type of borrower where outstandings in the borrower´s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2019
Mexico	188	8	1,501	1,697
Turkey	618	283	2,955	3,856
United Kingdom	-	5,246	839	6,086
Total	806	5,537	5,295	11,638

As of December 31, 2018
Mexico	133	7	2,078	2,217
Turkey	1,250	505	3,304	5,060
United Kingdom	22	6,215	876	7,114
Total	1,405	6,727	6,258	14,391

As of December 31, 2017
Mexico	280	61	2,295	2,635
Turkey	3,211	1,488	3,055	8,444
United Kingdom	-	7,003	1,441	7,754
Total	3,491	8,552	6,791	18,833

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

Our exposure to borrowers in countries with difficulties as defined by the OECD, excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €184 million, €100 million and €130 million as of December 31, 2019, 2018 and 2017, respectively. These figures do not reflect loan loss reserves of 12.5%, 38.0% and 19.1%, respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2019 did not in the aggregate exceed 0.03% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2019, 2018 and 2017 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2019, 2018 and 2017 amounted to $73 million, $90 million and $124 million, respectively (approximately €65 million, €78 million and €104 million, respectively, based on a euro/dollar exchange rate on December 31, 2019 of $1.00 = €0.89, on December 31, 2018 of $1.00 = €0.87 and on December 31, 2017 of $1.00 = €0.83).

LIABILITIES

Deposits

The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits recorded under “Financial liabilities at amortized cost” by principal geographic area for the dates indicated.

	As of December 31, 2019
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	171,611	24,318	3,218	199,147
Foreign
Western Europe	15,360	-	9,190	24,549
The United States	66,181	72	6,377	72,630
Mexico	56,564	492	1,634	58,689
Turkey	36,042	257	924	37,223
South America	36,661	811	2,840	40,311
Other	1,801	-	4,568	6,369
Total Foreign	212,608	1,631	25,533	239,772
Total	384,219	25,950	28,751	438,919

	As of December 31, 2018
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	166,403	26,544	4,563	197,510
Foreign
Western Europe	22,077	-	14,545	36,621
The United States	62,539	61	4,379	66,979
Mexico	50,991	133	566	51,690
Turkey	33,427	212	1,323	34,963
South America	37,970	330	2,335	40,635
Other	2,563	-	4,268	6,831
Total Foreign	209,567	737	27,415	237,719
Total	375,970	27,281	31,978	435,229

	As of December 31, 2017
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	165,559	28,044	5,518	199,121
Foreign
Western Europe	22,177	101	34,849	57,128
The United States	58,164	87	3,961	62,212
Mexico	52,387	3,316	2,429	58,132
Turkey	36,815	3,713	953	41,482
South America	38,764	1,792	2,999	43,555
Other	2,511	-	3,806	6,317
Total Foreign	210,819	9,010	48,998	268,826
Total	376,379	37,054	54,516	467,949

For an analysis of our deposits recorded under “Financial liabilities at amortized cost”, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to our Consolidated Financial Statements.

As of December 31, 2019, the maturity of our time deposits recorded under “Financial liabilities at amortized cost” (excluding interbank deposits) in denominations of $100,000 or greater was as follows:

	As of December 31, 2019
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	3,269	36,240	39,509
Over 3 to 6 months	1,430	4,552	5,982
Over 6 to 12 months	2,149	6,572	8,721
Over 12 months	2,221	5,416	7,636
Total	9,069	52,780	61,849

Time deposits recorded under “Financial liabilities at amortized cost” from Spanish and foreign financial institutions amounted to €18,896 million as of December 31, 2019, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by geographic area of customer deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2019, 2018 and 2017 see Note 22 to our Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2019, 2018 and 2017.

The following table provides information about our total short-term borrowings for the years ended December 31, 2019, 2018 and 2017:

	As of and for the Year Ended December 31, 2019 (1)		As of and for the Year Ended December 31, 2018 (1)		As of and for the Year Ended December 31, 2017

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	45,296	1.9%	16,524	4.3%	33,208	1.7%
Average during period	46,139	2.1%	16,836	4.7%	32,475	2.4%
Maximum quarter-end balance	50,482	-	17,155	-	33,863	-
Bank promissory notes:
As of end of period	801	0.4%	449	3.1%	1,462	0.7%
Average during period	681	0.7%	580	1.6%	704	1.0%
Maximum quarter-end balance	939	-	1,036	-	1,462	-
Bonds and subordinated debt:
As of end of period	9,249	3.8%	5,633	3.6%	4,321	5.8%
Average during period	6,799	4.5%	4,775	4.6%	7,717	5.4%
Maximum quarter-end balance	9,468	-	5,633	-	10,848	-
Total short-term borrowings as of end of period	55,346	2.2%	22,606	4.1%	38,991	2.1%

(1)  As of December 31, 2019, includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”. As of December 31, 2018, includes only certain repurchase agreements which were accounted for as “Financial liabilities at amortized cost” as of December 31, 2017.

As of December 31, 2019 and 2018, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with other financial and credit institutions. As of December 31, 2017, the securities sold under agreements to repurchase were mainly Spanish treasury bills.

Certain Ratios

The following table sets out certain ratios for the years ended December 31, 2019, 2018 and 2017:

	As of or for the Year Ended December 31,
	2019	2018	2017
	(In Percentages)
Return on equity (1)	6.3%	10.2%	6.7%
Return on assets (2)	0.6%	0.9%	0.7%
Dividend pay-out ratio (3)	39.9%	31.3%	32.0%
Equity to assets ratio (4)	7.9%	7.8%	7.7%

(1)   Represents profit attributable to parent company for the year as a percentage of average shareholders’ funds for the year.

(2)   Represents profit attributable to parent company for the year as a percentage of average total assets for the year.

(3)  Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividend Option” scheme in 2017) as a percentage of profit. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividend Option” scheme in 2017 (in the form of BBVA shares or ADSs). See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

(4)   Represents average total equity over average total assets.

EQUITY

Accumulated other comprehensive income (loss)

As of December 31, 2019, the accumulated other comprehensive loss amounted to €7,235 million, a 0.3% increase compared to the €7,215 million recorded as of December 31, 2018. As of December 31, 2017, the accumulated other comprehensive loss amounted to €6,939 million. The increase in accumulated other comprehensive loss in 2018 was principally due to the hedges of investments in foreign exchange transactions.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.

F.   Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring processes that have been underway for several years have increased the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid), Caixabank (which acquired Banco de Valencia, Banca Cívica and Barclays’s Spanish operations) and Banco Sabadell. Furthermore, in June 2017, Banco Santander announced the acquisition of 100% of the share capital of Banco Popular as part of the resolution strategy adopted by the SRB for the latter. This has further increased the market share of Banco Santander in Spain. Finally, in January 2018, the merger between Bankia and Banco Mare Nostrum (“BMN”) was completed.

We face strong competition in all of our principal areas of operations. The low interest rate environment which depresses interest income and the ongoing de-leveraging process makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the credit market for lending to SMEs, where new credit interest rates have fallen from a weighted average of 5.5% between January 2012 and May 2014 to around 2.45% in November 2019, barely exceeding credit costs.

In addition, in the aftermath of the financial crisis, the need for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment has depressed remuneration for deposits, there seems to be a zero interest rate floor as deposit rates are not entering negative territory. Former Spanish savings banks, many of which have become commercial banks and received financial or other forms of support from the Spanish government and the European Stability Mechanism, and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services.

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

In Spain and in Europe, changes in banking regulation could have a significant potential impact on competition in the near future. The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the European Union to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Several initiatives have also been implemented in order to facilitate the creation of a Pan-European financial market, including the Single Euro Payments Area, which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the European Union, and MiFID, complemented with the introduction of MiFID II in January 2018, which aims to create a European framework for investment services. In addition, further steps are being taken towards achieving a banking and capital markets union in Europe. The ECB started to work as a single supervisor in November 2014, supervising 117 entities (including BBVA) in the Eurozone. Moreover, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the SRF, the appointment of the SRB which is operational since January 1, 2015 and the bail-in tool included in the BRRD, which entered into force on January 1, 2016. For additional information on regulatory developments, see “―Business Overview―Supervision and Regulation”.

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

The performance of the U.S. banking system continued to improve in 2019. Despite elevated policy uncertainty, lower interest rates and increased funding costs, bank loans continued to grow at a solid pace while asset quality indicators remained stable, supported by strong labor market conditions, robust private consumption and solid capital spending in intellectual property, IT and industrial equipment. As a result, during the first three quarters of 2019, net interest income for all FDIC-insured institutions reached an all-time high of $415.9 billion, an increase of $14.1 billion or 3.5% year-on-year. In addition, applicable income taxes edged down 1.3% year-over-year to $47.4 billion. However, compared to 2018, non-interest income declined $1 billion while non-interest expense increased $7.4 billion to $349.5 billion. In addition, provisions for loan and lease losses increased $4.6 billion or 12% year-on-year to $40.6 billion. These trends boosted net income modestly by $2.7 billion to $180.5 billion, an increase of 1.5% year-over-year. Although both return on assets and return on equity edged down slightly during 2019 to 1.33% and 11.67%, respectively, they remained well above their historical average and near a 12-year high. In addition, the core capital ratio of FDIC-institutions on overage remained stable at 9.7%, confirming healthy capital buffers. Going forward, we expect commercial banks to continue benefiting from economic growth and positive labor markets amid price stability and low interest rates. In addition, we expect banking consolidation to persist, in an environment that becomes gradually more challenging as the credit cycle matures further and competition from non-banks intensifies.

In Turkey, where we operate through Garanti BBVA, the three public banks that operate in the country accounted for 41% of the total assets of financial institutions as of December 31, 2019, whereas private banks (including Garanti BBVA) accounted for 59%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 13% of the total. Following a significant macroeconomic slow-down in 2018, the Turkish economy started to recover in the third quarter of 2019 on the back of supportive economic policies. TL lending (i.e., loans denominated in Turkish lira) growth accelerated to 14% in 2019 after the weak growth rate of 2% in 2018. TL lending to corporations grew by 15%, consumer loans grew by 16% and credit cards grew by 13%. Credit growth adjusted for the exchange rate depreciation rose to 12% in 2019 from its 3% growth in 2018. Total customer deposits grew by 26% during the year (20% on a foreign exchange adjusted basis, compared with 6% in 2018). The growth in TL customer deposits (i.e., customer deposits denominated in Turkish lira) rose to 20% from 10% in 2018. The contraction in foreign currency denominated deposits that started in the second half of 2018, turned into positive growth since the first quarter of 2019. Foreign currency denominated deposits grew by 16.3% in 2019. Given the increases in TL and foreign currency denominated deposits, the TL loan-to-deposit ratio diminished to 130% in 2019 from 137% in 2018 and the foreign exchange loan-to-deposit ratio fell to 78% from 99%.

In Mexico, the banking sector remained solvent with an average capitalization ratio of 16.1% in November 2019 (slightly higher than the ratio reported in November 2018 of 15.9%) (in each case considering the group of entities of “banca múltiple” operating in Mexico). On November 30, 2019, the Mexican banking sector had 51 operating banks, one more than the previous year. The one that started operations was Keb Hana México (February 2019).

Total bank lending to the private sector in Mexico decreased from an annual nominal average growth rate of 12.2% from January to November of 2018 to 8.7% in the same period of 2019. Among the factors that influenced the slowdown in private sector credit are the stagnation of economic activity and a significant drop in the growth rate of formal employment. Corporate lending was the main source of growth in total credit to the private sector. In the first half of 2019, the substitution of external financing sources for internal credit granted by commercial banks prevailed, which allowed an average nominal growth rate of 11.2% compared to the first half of 2018. As this substitution effect faded out, the impact of lower economic dynamism in general, and the contraction of private investment in particular, was reflected in a weak firm’s credit demand, so that the average nominal growth rate of firm’s credit for the July to November 2019 period was 6.7%. In the first nine months of 2019, credit to firms averaged an annual nominal growth rate of 9.2% (versus 15.5% in the same period of 2018). Credit to consumption decreased its annual nominal average growth rate from 7.2% in January to November 2018 to 6.0% in the same period of 2019.

As stated above, this lower dynamism was mainly associated with the deceleration of formal employment in Mexico. Mortgage lending was the only category of commercial bank credit which grew more in 2019 than in 2018, from an average nominal growth rate of 8.7% in January to November 2018 to a nominal growth rate of 10.5% in the same period of 2019. Part of this momentum was attributable to the lagged impact of the increase in the number of formal workers in previous years (2016-2017), since potential clients of this type of credit must prove a minimum time in service to obtain a mortgage, such that the stimulus of formal employment on mortgage lending is observed after a lag of several months. Other factors that contributed to boost commercial banks mortgages were the reduction of the credit activity of public housing institutes and the recovery of real wages.

Bank deposits in Mexico continued to grow, but at lower rates, in line with the reduced momentum in the economy. Traditional bank deposits (demand deposits and term deposits) had an average annual growth rate of 10.1% in nominal terms between January and November 2019, which represented a drop of 3.0 p.p. compared with the same period of 2018. Within the deposits, demand deposits began to be replaced with term deposits to a certain extent, influenced by the recent reduction in the benchmark interest rate, which, however, was not enough to offset the negative impact of lower economic activity on demand deposits. The only savings item which grew more in 2019 than in 2018 was debt investment funds, which, from January to November 2019, showed a nominal double-digit annual growth rate (12.6% versus 7.3% in the same month of 2018). This resulted from reduced interest rates, exchange rate stability and a reduction in risk aversion stemming from reduced trade tensions between the United States and China.

Under the new administration, regulatory activity in Mexico has slowed down considerably, although one draft bill could have significant potential impact on competition in the near future. On November 2019, after the ruling party’s majority leader in the Senate presented a bill to severely restrict banks’ fees, a new banking fee bill with a broader and more comprehensive approach, worked out by the Mexican Bank Association and the financial authorities, was presented. This new project would, inter alia, (a) broaden existing “basic” fee-free accounts to include accounts into which government aid and subsidies are deposited (for example with respect to unemployed or disabled customers); (b) create an “intermediate account” which would have no fees for deposits, for a number of monthly cash withdrawals on own ATMs (to be determined by BANXICO), and up to three interbank monthly transfers, among others; (c) reinforce measures to permit customers to switch banks and cancel products; (d) create a mandatory banking services offering platform where customers will be able to review offers and, if they so choose and meet the relevant eligibility criteria (including credit checks, where applicable), receive a binding offer from the bank in question; and (e) with clients’ prior consent, allow banks to access credit data for the submission of tailored offers to potential clients through the credit bureaus. The bill would increase fee transparency requirements, with enhanced fee disclosure prior to the signing of contracts, and the submission of a yearly report on paid fees and interest. In addition, BANXICO and CONDUSEF (the financial ombudsman), would be required to align their fee catalogues in order to make comparison easier for clients. The bill was presented to the Senate, and could be voted by February 2020 when the regular sessions period begins, before continuing its process at the Chamber of Deputies.

Finally, there have been new developments during 2019 regarding the Mexican Fintech Law, in force since 2018. The law creates and regulates financial technology institutions, which may engage in either crowdfunding or the issue of e-money. The law tasks the Bank of Mexico with regulating the recognition and use of virtual assets. The law also introduces a regime of “innovative models for the provision of financial services” that will enable financial institutions (including FinTechs), as well as other startups, to offer financial services for the benefit of users in a regulatory sandbox. BANXICO and the CNBV published the secondary regulation governing the operations of the regulatory sandbox during 2019.

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

In this new competitive environment, banks and other players are calling for a level playing field that ensures fair competition among the different financial services providers. Regulations on consumer protection and the integrity of the financial system (such as anti-money laundering regulations or regulations for combating the financing of terrorism) are generally activity-specific and, therefore, meet the principle of a level playing field, except for some exemptions based on the size of the firm. However, with regards to financial stability, banking groups are subject to prudential regulations that have implications for most of their activities, including those in which they compete with non-bank players that are only subject to activity-specific regulations, at best, or not regulated at all. Therefore, the scope of the perimeter of prudential consolidation to which the prudential regulation and supervision in the European Union and elsewhere applies compromises the level playing field principle by requiring banking groups to apply banking-level controls to all subsidiaries, no matter their activities and actual risks involved. Restrictions on the activity of bank players, for instance as regards remuneration rules or internal governance requirements, leave EU banks at a competitive disadvantage as regards cost, time-to-market or talent attraction compared to their competitors.

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

G.   Cybersecurity and Fraud Management

Our Corporate Security (CS) Operations team handles the main operational cybersecurity policies and measures regarding the Group’s global infrastructures, digital channels and payments methods with a holistic and threat intelligence-led approach.

BBVA’s security strategy resides on three fundamental pillars: (a) cybersecurity, (b) data protection, and (c) fraud prevention. For each pillar, there is a program that seeks to reduce the risks identified in the developed taxonomy. All these programs are periodically reviewed by internal governance structures to assess their effective impact on the Group’s risks.

With respect to cybersecurity, the Global Computer Emergency Response Team (CERT) is the Group’s first line of detection and response to cyberattacks targeting global users and the Group’s infrastructure, combining information on cyber threats from our Threat Intelligence unit. The Global CERT, which is based in Madrid, is made up of approximately 200 people and provides security services in all countries where the Group operates in accordance with a service catalogue which includes more than 60 different services. The Global CERT operates 24x7, with operation lines dedicated to fraud and cybersecurity.

During 2019, the Group detected an increase in the number of the attacks, accentuated by the presence of organized crime groups specialized in the banking sector and working in a multi-country environment. Furthermore, the Group detected a significant increase in phishing attacks to retail customers, including fraud attempts and the stealing of credentials.

As cyberattacks evolve and become more sophisticated, the Group has had to strengthen its prevention and monitorization efforts. As part of such efforts, BBVA routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security and the attacks of our “red team” (made up of in-house hackers). The outcome of such exercises is a fundamental part of a feedback process designed to improve the Group’s cybersecurity strategies.

The Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

Other lines of action also include the adequate training of BBVA’s board members in the area of security and incident management. Each year BBVA carries out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel, including cyber surveillance services for the digital fingerprints of these key personnel, to minimize the risk of cybersecurity breaches.

The second pillar of the strategy is based on the adequate protection of data and its treatment, which is a fundamental element of the data-centric strategy of the BBVA Group. All activities related to the data protection program are reviewed by the Data Protection Committee, where all relevant stakeholders of the organization are represented.

Cybersecurity efforts are frequently undertaken in close coordination with our fraud prevention efforts, the third pillar of our strategy, and there are considerable interactions and synergies between the relevant teams. As part of our efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, we have a Corporate Fraud Committee that oversees the evolution of all external and internal fraud types in all countries where the Group operates. Its functions include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact thereof on the Group’s business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.

Our Corporate Fraud Committee is chaired by the Global Head of Engineering. The composition of this committee is quite broad and includes representatives from various units (in particular, Global Risk Management - Retail Credit, Global Risk Management - Non-Financial Risk, Finance, Internal Audit, Corporate Security, Client Solutions - Payments, Country Monitoring and Engineering Deployment). The Corporate Fraud Committee is convened three times per year.

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

ITEM 4A.      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.

BBVA has a solid leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and the Sunbelt Region of the United States and it is the largest shareholder in Garanti BBVA, Turkey’s biggest bank in terms of market capitalization.

The purpose of the BBVA Group is to bring the age of opportunities to everyone, based on our customers’ real needs, resting the institution in solid values: customer comes first, we think big and we are one team. Its responsible banking model aspires to achieve a more inclusive and sustainable society. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture.

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

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2019, 2018 and 2017 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2019, 2018 and 2017, and its results of operations and consolidated cash flows for the years ended December 31, 2019, 2018 and 2017. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to our Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expense and commitments reported herein. These estimates relate mainly to the following:

•            The loss allowance of certain financial assets.

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

Although these estimates were made on the basis of the best information available as of December 31, 2019, 2018 and 2017, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

See Note 2.3 to our Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2019.

Financial instruments

As we describe in Note 1.3 to our Consolidated Financial Statements, IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. As permitted by the standard, IFRS 9 was not applied retrospectively for previous years and financial information relating to 2017 is presented in accordance with IAS 39 except for certain modifications in order to improve its comparability with financial information for 2019 and 2018.

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

Financial derivatives that have equity instruments as their underlying, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost, although the amortized cost criteria is not used when accounting for these instruments.

Financial derivatives designated as hedging items are included in the heading of the balance sheet “Derivatives - Hedge accounting”. These financial derivatives are valued at fair value.

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

For the purpose of determining the impairment of a CGU to which a part or all of goodwill has been allocated, the carrying amount of that CGU, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, shall be compared to its recoverable amount. The resulting difference shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining difference in proportion to the carrying amount of each of the assets in the CGU. In any case, impairment losses on goodwill can never be reversed.

See Notes 2.2.7 and 2.2.8 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies related to goodwill.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2019, an impairment of €1,318 million was recognized in the United States CGU and was mainly the result of the negative changes in interest rates, especially in the second half of 2019, which together with the slowdown of the economy caused the expected results to be below the previous estimate. For additional information, see Note 18.1 to our Consolidated Financial Statements.

As of December 2018 and 2017, no impairment had been identified in any of the main CGUs.

The Group’s most significant goodwill corresponds to the CGU in the United States. The calculation of the impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2019, the Group used a steady growth rate of 3.5% (4.0% as of December 31, 2018 and 2017) to extrapolate the cash flows in perpetuity starting on the fifth year (2024), based on the real GDP growth rate of the United States and expected inflation. The rate used to discount cash flows is the cost of capital assigned to the CGU, 10.0% as of December 31, 2019 (10.5% as of December 31, 2018 and 10.0% as of December 31, 2017), which consists of the risk free rate plus a risk premium.

As of December 31, 2019 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €871 million and €1,017 million respectively (€1,009 million and €1,176 million respectively as of December 31, 2018). If, as of December 31, 2019, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €340 million and €292 million respectively (€526 million and €451 million respectively as of December 31, 2018).

Part of the Group’s goodwill balance corresponds to the CGU in Turkey. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2019, the Group used a steady growth rate of 7.0% (the same rate was considered as of December 31, 2018 and 2017) to extrapolate the cash flows in perpetuity starting on the fifth year (2024), based on the real GDP growth rate of Turkey and expected inflation. The rate used to discount cash flows is the cost of capital assigned to the CGU, 17.4% as of December 31, 2019 (24.3% and 18.0% as of December 31, 2018 and 2017, respectively), which consists of the risk free rate plus a risk premium.

As of December 31, 2019 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €192 million and €212 million, respectively. If, as of December 31, 2019, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €31 million and €28 million, respectively.

Except as indicated above with the respect to the United States CGU, as of December 31, 2019 the recoverable amounts of our main CGUs were in excess of their carrying value.

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

A.   Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Colombian pesos and Peruvian soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

Except with respect to hyperinflationary economies, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.20 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2019, 2018, and 2017 and as period-end exchange rates as of December 31, 2019, 2018 and 2017 according to the European Central Bank (the “ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Mexican peso	21.5531	22.7046	21.3297	21.2202	22.4921	23.6614
U.S. dollar	1.1195	1.1810	1.1296	1.1234	1.1450	1.1993
Argentine peso	-	-	18.7375	67.2860	43.2900	22.5830
Colombian peso	3,673.6747	3,484.3206	3,333.3333	3,681.5391	3,745.3184	3,584.2294
Peruvian sol	3.7335	3.8787	3.6813	3.7205	3.8621	3.8813
Turkish lira	6.3595	5.7058	4.1213	6.6843	6.0588	4.5464

During 2019, the Turkish lira, the Argentine peso and the Colombian peso depreciated against the euro in average terms compared with average exchange rates in the prior year.  On the other hand, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro in average terms. In terms of period-end exchange rates, the Argentine peso and the Turkish lira depreciated against the euro. On the other hand, the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro. The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and negative for the period-on-period comparison of the Group’s balance sheet.

During 2018, the Mexican peso, the U.S. dollar, the Argentine peso, the Colombian peso, the Peruvian new sol and the Turkish lira depreciated against the euro in average terms. With respect to period-end exchange rates, the Argentine peso, the Colombian peso and the Turkish lira depreciated against the euro. On the other hand, the Mexican peso, the U.S. dollar, and the Peruvian sol appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and positive for the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this annual report on Form 20-F we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period for both period ends.

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions to the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has applied both exceptions.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets - Properties, plants and equipment” and “Tangible assets – Investment properties” in our Consolidated Financial Statements (see Note 17), and a lease liability representing its obligation to make lease payments, which is recorded under the heading “Financial liabilities at amortized cost – Other  financial liabilities” in our Consolidated Financial Statements (see Note 22.5). For the consolidated income statement within our Consolidated Financial Statements, the amortization of the right to use asset is recorded under the heading “Depreciation and amortization – Tangible assets” (see Note 45) and the financial cost associated with the lease liability is recorded under the heading “Interest expense – Financial liabilities at amortized cost” (see Note 37.2).

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

At the adoption date, the Group decided to apply the modified retrospective approach which required the recognition of lease liabilities in an amount equal to the present value of any future payments committed under the Group´s leases as of such date. Regarding the measurement of its right-of-use assets, the Group elected to record an amount equal to the lease liabilities, adjusted for the amount of any advance or accrued lease payment related to the Group´s leases recognized in the consolidated financial statements immediately before the adoption date.

As of January 1, 2019, the Group recognized right-of-use assets and lease liabilities for an amount of €3,419 million and €3,472 million, respectively. The impact in terms of capital (CET1) of the Group amounted to -11 basis points.

As allowed by IFRS 16, consolidated financial information as of December 31, 2018 and 2017 and for the years then ended included in our Consolidated Financial Statements has not been restated retrospectively in this regard. For additional information, see Notes 2.2.19 and 2.3 to our Consolidated Financial Statements.

Sale of BBVA Chile

On November 28, 2017, BBVA received a binding offer from Scotiabank for the acquisition of BBVA’s stake in BBVA Chile as well as in other companies of the Group in Chile with operations that are complementary to the banking business (among them, BBVA Seguros de Vida, S.A.). BBVA owned, directly and indirectly, 68.19% of BBVA Chile’s share capital. On December 5, 2017, BBVA accepted the offer and entered into a sale and purchase agreement and the sale was completed on July 6, 2018.

The consideration received in cash by BBVA in the referred sale amounted to approximately $2,200 million. The transaction resulted in a capital gain, net of taxes, of €633 million, which was recognized in 2018. BBVA Chile was part of our South America segment.

Transfer of real estate business and sale of stake in Divarian

On October 10, 2018, after obtaining the required authorizations, BBVA completed the transfer of the Business (except for part of the agreed REOs) to Divarian and the sale of an 80% stake in Divarian to Promontoria. Prior to its contribution to Divarian, the Business was part of our former Non-Core Real Estate segment (which was subsequently integrated into our Spain operating segment).   Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian, which is accounted for under the Corporate Center. For additional information on the Cerberus Transaction, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” and “Item 10. Additional Information—Material Contracts—Joint Venture Agreement with Cerberus”.

Hyperinflationary economies

Argentina, which is part of the South America segment, was considered to be a hyperinflationary country in 2018 for the first time. For information on the impact of hyperinflation in the Consolidated Financial Statements, see Note 2.2.20 of the Consolidated Financial Statements.

Agreement with Voyager Investing UK Limited Partnership (Anfora)

On December 21, 2018, BBVA reached an agreement with Voyager, an entity managed by Canada Pension Plan Investment Board, for the transfer by us of a portfolio of credit rights which was mainly composed of non-performing and in default mortgage credits. The transaction was completed during the third quarter of 2019 and resulted in a gain, net of taxes, of €138 million and a slightly positive impact on the BBVA Group’s CET1.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of gross domestic product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

Global growth slowed in 2019 largely due to the structural slowdown of the Chinese economy and cyclical moderation in the United States, especially after the effects of the fiscal stimulus adopted in 2018 faded. Escalating protectionism added to these factors and helped to drive global growth downwards. Investment and exports weakened, in contrast to the relatively strong performance of private consumption, bolstered by the relative strength of labor markets, low inflation and counter-cyclical policies adopted in China, the United States and the Eurozone. The fiscal stimulus launched in China and, to a lesser extent, in the Eurozone, together with the Federal Reserve’s monetary stimulus, prevented further moderation of growth in 2019. In addition, these measures were fundamental to limiting volatility in financial markets. BBVA Research’s forecasts global GDP growth to be approximately 3.2% in 2020, the same rate as in 2019, and to gradually accelerate to approximately 3.3% in 2021. This is based on the assumption that the easing of trade tensions between the United States and China and the avoidance of the risk of a disorderly Brexit in the short term (though such risk continues to persist) have contributed to reduce economic uncertainty. At the same time, economic policy is expected to continue to support activity at least in the major economies, as both the Federal Reserve and the ECB are expected to keep interest rates at current low levels for a prolonged period of time, while China is expected to take additional fiscal and monetary stimulus measures. However, protectionism is expected to continue to weigh on world trade and the geopolitical and structural risks remain high. In addition, the outbreak of coronavirus disease (COVID-19) may affect the estimates of growth included herein.

Regarding the evolution of key economic areas for the Group, the Spanish economy has continued to slow to an annual growth rate of approximately 2.0% in 2019 driven by the moderation of domestic demand, but it continued to expand at a higher pace than the Eurozone (which expanded at 1.2% during the year). Looking forward, Spanish GDP growth should be supported by the slight improvement expected in Europe, while consumption and investment are expected to recover as uncertainty fades and fiscal and monetary policy remain expansionary. According to BBVA Research’s current estimates, growth is expected to slow to approximately 1.6% in 2020 and to gain some traction in 2021 to 1.9%. However, several sectors have been negatively affected by recent regulatory changes and remain a drag on growth (including the automobile and residential construction sectors). In addition, there is some slowdown in the tourism sector. Reforms need to be implemented to increase growth capacity, foster an investment-friendly environment and help to reduce some imbalances (including public finances, unemployment, precariousness, inequality and climate change).

Mexico’s GDP growth stagnated in 2019 (after growing at 2.1% in 2018) driven by a falling construction sector and weakness in manufacturing, in addition to being dragged down by the sharp slowdown in the U.S. industrial sector. On the demand side, the decline in investment and the sharp slowdown in private consumption on the back of a slower pace of job creation continued to take a toll on growth last year. At the beginning of 2020, BBVA Research’s GDP growth forecast was revised slightly upwards to 1.5% in 2020 due to the lower uncertainty after the ratification of the United States-Mexico-Canada Agreement. This is expected to lead to a gradual recovery in private investment, while the expected improvement in formal employment should foster private consumption, all of which should underpin the recovery of GDP growth in 2021 to approximately 2.0%. In addition, slowing inflation should allow BANXICO to cut interest rates further to 6.0% this year. However, Petroleos Mexicanos’ (PEMEX) structural problems (declining production and very high debt) and uncertainty on economic policy continue to be a source of concern. A sound fiscal and monetary policy is likely to be crucial to limiting potential negative developments or any uncertainty with regards to the Mexican economy.

South American GDP growth slowed to 0.9% in 2019 after having grown by 1.3% in 2018. Low regional growth was mainly a result of the global slowdown, but also higher uncertainty on politics and economic policies in many countries in the region. As a result, this moderation was widespread across countries except in Colombia, where recovery gained some momentum, supported by strong performance in private consumption and investment.

In contrast, Argentina’s GDP growth contracted by approximately 2.5% for the second year in a row largely due to the effects of the foreign exchange crisis. Moving forward, according to BBVA Research, the slight improvement in the global outlook, ongoing expansionary monetary policies in the region thanks to more contained inflation and the easing of global uncertainty should support a gradual recovery in South America, underpinned by the improvement of domestic demand and investment. BBVA Research expects average GDP growth to be approximately 1.3% in 2020 and 2.2% in 2021. However, this recovery is expected to be heterogeneous across countries with growth rates above 3.0% in Peru and Colombia, but converging to approximately 2.0% in Brazil, Uruguay and Chile. In Argentina, BBVA Research expects that GDP will decline again by approximately 3.0% in 2020 as a whole, dragged down by the sharp adjustment of consumption and investment, although it could grow slightly in 2021. The main risks in the region are related to uncertainty around economic policies and the return of social unrest in several countries that could put a brake on the expected recovery in investment, in addition to more general risks in the context of the global environment, particularly protectionism.

In the United States, GDP growth slowed in 2019 to 2.3% from 2.9% in the previous year, as the fiscal stimulus faded, but also dragged down by the poor performance of investment and exports as a result of the global slowdown and the strength of the U.S. dollar. This was partly offset by a more accommodative monetary policy and the resilience of private consumption, which was supported by strong labor figures. According to BBVA Research, U.S. GDP growth is expected to slow down to 1.8% in 2020, although it is expected to gain some traction over the year due to lower uncertainty and a somewhat more benign global outlook. As a result, growth is expected to converge to potential rates at approximately 2.0% in 2021. Despite the strength of private consumption, and an unemployment rate below 4.0%, inflationary pressures remain contained. BBVA Research expects inflation to increase slightly from 1.8% in 2019 to 2.0% in 2020 and 2.2% in 2021. This outlook along with lower probability of recession should lead the Federal Reserve to pause monetary policy.

In Turkey, GDP growth slowed again in 2019 to 0.8% driven by the sharp contraction of activity in the second half of 2018, even though the Turkish economy technically emerged from recession in the first quarter of 2019. The adjustment in domestic demand, triggered by the sharp depreciation of the Turkish lira and higher interest rates, seems to have led the recovery of private consumption and investment over the second half of 2019, which was also supported by an easing monetary policy since mid-2019. In contrast, the support of net exports faded. According to BBVA Research, GDP growth is expected to accelerate to 4.0% in 2020 and 4.5% in 2021 underpinned by a more accommodative monetary policy in a context of slowing inflation (15.2% in 2019, 10.0% in 2020 and 8.6% in 2021) and the correction of imbalances generated in previous years.

BBVA Group results of operations for 2019 compared to 2018

The table below shows the Group’s consolidated income statements for 2019 and 2018. The Group´s consolidated income statement for 2018 has been restated for comparative purposes due to the entry into force of the Amendment to IAS 12. See “Presentation of Financial Information―IAS 12―”Income Taxes” Amendment”.

	Year Ended December 31,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and other income	31,061	29,831	4.1
Interest expense	(12,859)	(12,239)	5.1
Net interest income	18,202	17,591	3.5
Dividend income	162	157	3.2
Share of profit or loss of entities accounted for using the equity method	(42)	(7)	n.m. (3)
Fee and commission income	7,522	7,132	5.5
Fee and commission expense	(2,489)	(2,253)	10.5
Net gains (losses) on financial assets and liabilities (1)	798	1,234	(35.3)
Exchange differences, net	586	(9)	n.m. (3)
Other operating income	671	949	(29.3)
Other operating expense	(2,006)	(2,101)	(4.5)
Income on insurance and reinsurance contracts	2,890	2,949	(2.0)
Expense on insurance and reinsurance contracts	(1,751)	(1,894)	(7.6)
Gross income	24,542	23,747	3.3
Administration costs	(10,303)	(10,494)	(1.8)
Personnel expense	(6,340)	(6,120)	3.6
Other administrative expense	(3,963)	(4,374)	(9.4)
Depreciation and amortization	(1,599)	(1,208)	32.4
Net margin before provisions (2)	12,639	12,045	4.9
Provisions or reversal of provisions and other results	(663)	(373)	77.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,151)	(3,981)	4.3
Impairment or reversal of impairment on non-financial assets	(1,447)	(138)	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(3)	78	n.m. (3)
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	21	815	(97.4)
Operating profit/(loss) before tax	6,398	8,446	(24.2)
Tax expense or income related to profit or loss from continuing operations	(2,053)	(2,219)	(7.5)
Profit from continuing operations	4,345	6,227	(30.2)
Profit from discontinued operations, net	-	-	-
Profit	4,345	6,227	(30.2)
Profit attributable to parent company	3,512	5,400	(35.0)
Profit attributable to non-controlling interests	833	827	0.7

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

(3)   Not meaningful.

The changes in our consolidated income statements for the years ended December 31, 2019 and 2018 were as follows:

Net interest income

The following table summarizes net interest income for the years ended December 31, 2019 and 2018.

	Year Ended December 31,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and other income	31,061	29,831	4.1
Interest expense	(12,859)	(12,239)	5.1
Net interest income	18,202	17,591	3.5

Net interest income for the year ended December 31, 2019 amounted to €18,202 million, a 3.5% increase compared with the €17,591 million recorded for the year ended December 31, 2018, mainly as a result of the increases in net interest income in Mexico and the United States and, to a lesser extent, South America (as described below). At constant exchange rates, net interest income increased by 4.3%. The following factors, set out by region, were the main contributors to the 3.5% increase in net interest income:

•          The United States: there was a 5.2% period-on-period increase in net interest income due mainly to the appreciation of the U.S. dollar, partially offset by higher funding costs. Additionally, while the Federal Reserve’s increase in interest rates in 2018 positively impacted net interest income, subsequent rate reductions in 2019 have negatively impacted results especially in the second half of 2019.

•          Mexico: there was an 11.5% period-on-period increase in net interest income mainly as a result of increases in the volume of interest-earning assets in the retail portfolio and volumes and yields in the wholesale portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro. In particular, net interest income benefited from the increase in the average volume of loans and advances to customers, particularly to enterprises and households. The increase was partially offset by greater funding costs.

•          South America: there was a 6.2% period-on-period increase in net interest income mainly as a result of the growth in the yield on interest-earning assets, particularly in Argentina, and the increase in the average volume of interest-earning assets in retail and corporate banking, mainly in Peru. Additionally, the average volume of consumer and mortgage loans in Colombia increased during 2019. These effects were partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 15.2% increase.

The increase in net interest income was partially offset by:

•          Spain: there was a 1.4% period-on-period decrease in net interest income mainly as a result of the lower contribution from the ALCO portfolio.

•          Turkey: there was a 10.2% period-on-period decrease in net interest income mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 0.1% increase.

Dividend income

Dividend income for the year ended December 31, 2019 amounted to €162 million, a 3.2% increase compared with the €157 million recorded for the year ended December 31, 2018.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2019 amounted to a €42 million loss, compared with the €7 million loss recorded for the year ended December 31, 2018.

Fee and commission income

The table below provides a breakdown of fee and commission income for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Bills receivables	39	39	-
Demand accounts	526	451	16.6
Credit and debit cards and TPVs	3,083	2,900	6.3
Checks	203	194	4.6
Transfers and other payment orders	735	689	6.7
Insurance product commissions	172	178	(3.4)
Loan commitments given	222	223	(0.4)
Other commitments and financial guarantees given	392	390	0.5
Asset management	1,066	1,023	4.2
Securities fees	319	325	(1.7)
Custody securities	123	122	1.0
Other fees and commissions	642	598	7.4
Fee and commission income	7,522	7,132	5.5

Fee and commission income increased by 5.5% to €7,522 million for the year ended December 31, 2019 from the €7,132 million recorded for the year ended December 31, 2018, primarily due to the increase in commissions relating to the use of credit and debit cards, as a result of  the increased level of transactions (mainly in Mexico), the appreciation of the currencies of some of the main countries where the Group operates against the euro and, to a lesser extent, the increase in the number of corporate banking transactions and the positive performance of asset management activities in Spain.

Fee and commission expense

The breakdown of fee and commission expense for the years ended December 31, 2019 and 2018 is as follows:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Demand accounts	36	39	(7.7)
Credit and debit cards	1,662	1,502	10.7
Transfers and other payment orders	150	96	56.3
Commissions for selling insurance	54	48	12.5
Custody securities	30	29	3.4
Other fees and commissions	557	539	3.3
Fee and commission expense	2,489	2,253	10.5

Fee and commission expense increased by 10.5% to €2,489 million for the year ended December 31, 2019 from the €2,253 million recorded for the year ended December 31, 2018, mainly due to the increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of  credit and debit cards, particularly in Mexico and Turkey, and the appreciation of the currencies of some of the main countries where BBVA operates against the euro.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities decreased by 35.3% to €798 million for the year ended December 31, 2019 compared to the net gain of €1,234 million recorded for the year ended December 31, 2018, mainly due to the weaker performance in Spain, due mainly to uneven market conditions, lower portfolio sales in 2019, and the depreciation of the Turkish lira.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	239	216	10.6
Financial assets at fair value through other comprehensive income	169	153	10.8
Financial assets at amortized cost	65	51	27.9
Other financial assets and liabilities	4	12	(63.9)
Gains (losses) on financial assets and liabilities held for trading, net	451	707	(36.2)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	143	96	49.0
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(94)	143	n.m. (1)
Gains (losses) from hedge accounting, net	59	72	(18.1)
Net gains (losses) on financial assets and liabilities	798	1,234	(35.3)

(1)   Not meaningful.

Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss increased to €239 million in the year ended December 31, 2019 from €216 million in the year ended December 31, 2018 mainly due to higher ALCO portfolio sales, in particular, in Mexico and the United States.

Gains on financial assets and liabilities held for trading decreased by 36.2%, to €451 million in the year ended December 31, 2019 from €707 million in the year ended December 31, 2018, mainly as a result of the decrease in the volume of U.S. Treasury securities and the depreciation of the Turkish lira, as well as the decrease in gains associated with derivatives and interest-bearing securities in Spain.

Gains on non-trading financial assets mandatorily at fair value through profit or loss increased to €143 million in the year ended December 31, 2019 from €96 million in the year ended December 31, 2018, primarily due to increased foreign-currency transactions and the valuation and sale of the stake in Prisma Medios de Pago, S.A. in Argentina.

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss amounted to a €94 million loss in the year ended December 31, 2019 compared to the €143 million gain recorded in the year ended December 31, 2018.

Exchange differences, net

Exchange differences increased to a €586 million gain for the year ended December 31, 2019 from a €9 million loss for the year ended December 31, 2018 mainly as a result of the appreciation of the currencies of some of the main countries where BBVA operates against the euro (in average terms).

Other operating income and expense, net

Other operating income for the year ended December 31, 2019 decreased by 29.3% to €671 million compared with the €949 million recorded for the year ended December 31, 2018, mainly as a result of lower income from real estate related services in Spain following the various dispositions of real estate related assets completed (see “—Results of Operations by Operating Segment—  Results of Operations by Operating Segment for 2019 Compared with 2018—Spain”) and, to a lesser extent, decreased dividends from Telefónica, S.A.

Other operating expense for the year ended December 31, 2019 amounted to €2,006 million, a 4.5% decrease compared with the €2,101 million recorded for the year ended December 31, 2018, mainly as a result of lower expense from real estate related services in Spain, partially offset mainly by the impact of the hyperinflation adjustment in Argentina.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2019 was €2,890 million, a 2.0% decrease compared with the €2,949 million of income recorded for the for the year ended December 31, 2018.

Expense on insurance and reinsurance contracts for the year ended December 31, 2019 was €1,751 million, a 7.6% decrease compared with the €1,894 million expense recorded for the year ended December 31, 2018, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the Argentine peso against the euro.

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2019 amounted to €10,303 million, a 1.8% decrease compared with the €10,494 million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense recorded under “Rent expense” (within “Administration costs”) due to the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”, partially offset by increases in wages and salaries and increased technology costs.

The table below provides a breakdown of personnel expense for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,920	4,786	2.8
Social security costs	780	722	8.0
Defined contribution plan expense	113	89	27.0
Defined benefit plan expense	50	58	(13.8)
Other personnel expense	478	465	2.8
Personnel expense	6,340	6,120	3.6

The table below provides a breakdown of other administrative expense for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,216	1,133	7.3
Communications	218	235	(7.2)
Advertising	317	336	(5.7)
Properties, fixtures and materials	552	982	(43.8)
Of which:
Rent expense	106	552	(80.8)
Taxes other than income tax	401	417	(3.8)
Other expense	1,258	1,271	(1.0)
Other administrative expense	3,963	4,374	(9.4)

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €1,599 million, a 32.4% increase compared with the €1,208 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets” (within “Depreciation and amortization”).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results for the year ended December 31, 2019 amounted to an expense of €663 million, a 77.7% increase compared with the €373 million expense recorded for the year ended December 31, 2018, mainly as a result of increased provisions for commitments and guarantees given in Turkey and Spain, the increase in provisions for various purposes, particularly in Argentina, and the higher pension and pre-early retirement provisions in Spain, partially offset by lower real estate-related costs and the reversal of provisions in Spain.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2019 was an expense of €4,151 million, a 4.3% increase compared with the €3,981 million expense recorded for the year ended December 31, 2018, mainly due to the increase in allowances for loan losses driven by the contagion rules for retail exposures (‘pulling effect’) and macroeconomic deterioration, especially in the United States, Mexico and South America.

In addition, there was credit quality deterioration in Argentina and Peru (which more than offset the impact of the depreciation of the Argentine peso). In the United States, impairment on financial assets increased mainly due to the higher losses in the consumer loan portfolios, as well as increases in the loss allowances for individually evaluated non-performing loans in the commercial, financial and agricultural loan portfolios. In addition, the year-on-year comparison is affected by the release of provisions in 2018 related to hurricanes in the United States.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	82	1	n.m.(1)
Financial assets at amortized cost	4,069	3,980	2.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4,151	3,981	4.3

(1)   Not meaningful.

Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2019 amounted to an expense of €1,447 million, compared with the €138 million expense recorded for the year ended December 31, 2018, mainly as a result of the goodwill impairment losses recognized in the United States CGU, which have been recorded under this line item in our consolidated income statement for the year ended December 31, 2019, and assigned to the Corporate Center. This impairment had a net negative impact on the “Profit attributable to parent company” of €1,318 million, and was mainly the result of the negative evolution of interest rates (following the interest rate cuts approved by the Federal Reserve), especially in the second half of 2019, which together with the slowdown of the economy, caused the expected evolution of results to be below the previous estimate. For additional information, see Note 18.1 to our Consolidated Financial Statements.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains (losses) on derecognition of non-financial assets and subsidiaries, for the year ended December 31, 2019 amounted to a €3 million loss compared with the €78 million gain recorded for the year ended December 31, 2018. Capital gains in the year ended December 31, 2018 related mainly to the sale of portfolios in the Mexico and Spain segments.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2019 was €21 million, compared with the €815 million recorded for the year ended December 31, 2018, mainly due to the result of the sale of BBVA Chile and the Cerberus Transaction recognized in 2018.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2019 amounted to €6,398 million, a 24.2% decrease compared with the €8,446 million operating profit before tax recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2019 amounted to €2,053 million, a 7.5% decrease compared with the €2,219 million expense recorded for the year ended December 31, 2018, mainly due to the decrease in operating profit before tax. The year-on-year variation was also affected by the higher dividends and capital gains exempt from taxation in 2018 (which included those recognized in the 2017 tax declaration presented in July 2018) in Spain and the recognition of the income tax deductibility for hyperinflation in Argentina. Additionally, the tax expense related to the sale of BBVA Chile was recognized in 2018.

Profit

As a result of the foregoing, profit for the year ended December 31, 2019 amounted to €4,345 million, a 30.2% decrease compared with the €6,227 million recorded for the year ended December 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2019 amounted to €3,512 million, a 35.0% decrease compared with the €5,400 million recorded for the year ended December 31, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2019 amounted to €833 million, a 0.7% increase compared with the €827 million profit attributable to non-controlling interests recorded for the year ended December 31, 2018, mainly as a result of the increase in profit in South America.

BBVA Group results of operations for 2018 compared with 2017

The table below shows the Group’s consolidated income statements for 2018 and 2017, which have been restated for comparative purposes due to the entry into force of the Amendment to IAS 12. See “Presentation of Financial Information―IAS 12―”Income Taxes” Amendment”.

	Year Ended December 31,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Interest and other income	29,831	29,296	1.8
Interest expense	(12,239)	(11,537)	6.1
Net interest income	17,591	17,758	(0.9)
Dividend income	157	334	(53.0)
Share of profit or loss of entities accounted for using the equity method	(7)	4	n.m. (3)
Fee and commission income	7,132	7,150	(0.3)
Fee and commission expense	(2,253)	(2,229)	1.1
Net gains (losses) on financial assets and liabilities (1)	1,234	938	31.6
Exchange differences, net	(9)	1,030	n.m. (3)
Other operating income	949	1,439	(34.1)
Other operating expense	(2,101)	(2,223)	(5.5)
Income on insurance and reinsurance contracts	2,949	3,342	(11.8)
Expense on insurance and reinsurance contracts	(1,894)	(2,272)	(16.6)
Gross income	23,747	25,270	(6.0)
Administration costs	(10,494)	(11,112)	(5.6)
Personnel expense	(6,120)	(6,571)	(6.9)
Other administrative expense	(4,374)	(4,541)	(3.7)
Depreciation and amortization	(1,208)	(1,387)	(12.9)
Net margin before provisions (2)	12,045	12,770	(5.7)
Provisions or reversal of provisions and other results	(373)	(745)	(49.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,981)	(4,803)	(17.1)
Impairment or reversal of impairment on non-financial assets	(138)	(364)	(62.1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	78	47	66.0
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	815	26	n.m. (3)
Operating profit/(loss) before tax	8,446	6,931	21.9
Tax expense or income related to profit or loss from continuing operations	(2,219)	(2,174)	2.1
Profit from continuing operations	6,227	4,757	30.9
Profit from discontinued operations, net	-	-	-
Profit	6,227	4,757	30.9
Profit attributable to parent company	5,400	3,514	53.7
Profit attributable to non-controlling interests	827	1,243	(33.5)

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

The following table summarizes net interest income for 2018 and 2017:

	Year Ended December 31,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Interest and other income	29,831	29,296	1.8
Interest expense	(12,239)	(11,537)	6.1
Net interest income	17,591	17,758	(0.9)

Net interest income for the year ended December 31, 2018 amounted to €17,591 million, a 0.9% decrease compared with the €17,758 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates (in average terms) and, to a lesser extent, the changes in Spain (described below). Excluding the impact of the depreciation of these currencies, net interest income increased by 10.8% mainly as a result of the growth in loans. The following factors, set out by region, were the main contributors toward the 0.9% decrease in net interest income:

•          Spain: there was a 2.9% year-on-year decrease in net interest income mainly as a result of the decrease in the average volume of interest-earning assets and the increase in the cost of wholesale funding due to the fact that targeted longer-term refinancing operations (TLTRO) were partially replaced by other types of funding which bear higher interest rates.

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

The decrease was partially offset by:

•          The United States: there was a 7.4% year-on-year increase in net interest income due mainly to higher interest rates (as a result of the Federal Reserve Board benchmark interest rate increase) and to measures adopted by BBVA USA to improve loan yields and contain the increase in the cost of deposits (including an improved deposit mix and wholesale funding).

•          Mexico: there was a 1.7% year-on-year increase in net interest income mainly as a result of the higher net interest income from the retail portfolio, the lower cost of deposits and the increase in the average volume of loans and advances to customers.

Dividend income

Dividend income for the year ended December 31, 2018 amounted to €157 million, a 53.0% decrease compared with the €334 million recorded for the year ended December 31, 2017, mainly as a result of the implementation of IFRS 9, pursuant to which, since January 1, 2018, dividends from “Financial assets held for trading” are recognized under “Net gains (losses) in financial assets and liabilities”, whereas in the prior year they were recognized under “Dividend income”

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2018 amounted to a €7 million loss, compared with the €4 million profit recorded for the year ended December 31, 2017.

Fee and commission income

The breakdown of fee and commission income for the years ended December 31, 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Bills receivables	39	46	(15.2)
Demand accounts	451	507	(11.0)
Credit and debit cards and TPVs	2,900	2,834	2.3
Checks	194	212	(8.5)
Transfers and other payment orders	689	648	6.3
Insurance product commissions	178	200	(11.0)
Loan commitments given	223	231	(3.5)
Other commitments and financial guarantees given	390	396	(1.5)
Asset management	1,023	923	10.8
Securities fees	325	385	(15.7)
Custody securities	122	122	-
Other fees and commissions	598	645	(7.3)
Fee and commission income	7,132	7,150	(0.3)

Fee and commission income decreased by 0.3% to €7,132 million for the year ended December 31, 2018 from €7,150 million for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro, which more than offset the increase in asset management fees.

Fee and commission expense

The breakdown of fee and commission expense for 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Demand accounts	39	45	(13.8)
Credit and debit cards	1,502	1,458	3.0
Transfers and other payment orders	96	123	(21.7)
Commissions for selling insurance	48	60	(19.6)
Custody securities	29	38	(23.8)
Other fees and commissions	539	506	6.6
Fee and commission expense	2,253	2,229	1.1

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

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities increased by 31.6% to €1,234 million for the year ended December 31, 2018, compared to a net gain of €938 million for the year ended December 31, 2017.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	216	985	(78.1)
Financial assets at fair value through other comprehensive income	153	843	(81.9)
Financial assets at amortized cost	51	133	(61.6)
Other financial assets and liabilities	12	10	19.2
Gains (losses) on financial assets and liabilities held for trading, net	707	218	224.3
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	96	-	n.m. (1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	143	(56)	n.m. (1)
Gains (losses) from hedge accounting, net	72	(209)	n.m. (1)
Net gains (losses) on financial assets and liabilities	1,234	938	31.6

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

The table below provides a breakdown of personnel expense for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,786	5,163	(7.3)
Social security costs	722	761	(5.1)
Defined contribution plan expense	89	87	2.3
Defined benefit plan expense	58	62	(6.5)
Other personnel expense	465	497	(6.4)
Personnel expense	6,120	6,571	(6.9)

The table below provides a breakdown of other administrative expense for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,133	1,018	11.3
Communications	235	269	(12.6)
Advertising	336	352	(4.5)
Properties, fixtures and materials	982	1,033	(4.9)
Of which:
Rent expense	552	581	(5.0)
Taxes other than income tax	417	456	(8.6)
Other expense	1,271	1,412	(10.0)
Other administrative expense	4,374	4,541	(3.7)

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

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results for the year ended December 31, 2018 amounted to an expense of €373 million, a 49.9% decrease compared with the €745 million expense recorded for the year ended December 31, 2017, mainly as a result of a decrease in the provisions related to early retirements and contributions to pension funds in Spain, as a result in part to the transfer of certain employees to Divarian as part of the Cerberus Transaction.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2018 was an expense of €3,981 million, a 17.1% decrease compared with the €4,803 million expense recorded for the year ended December 31, 2017. In 2017, we recognized a loss allowance of €1,123 million relating to our stake in Telefónica, S.A.

The table below provides the breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	1	1,127	(99.9)
Financial assets at amortized cost	3,980	3,676	8.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3,981	4,803	(17.1)

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, for the year ended December 31, 2018 amounted to €78 million, a 66% increase compared with the € 47 million gain recorded for December 31, 2017, mainly as a result of capital gains from the sale of portfolios in the Mexico and Spain operating segments.

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

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2018 amounted to €2,219 million, a 2.1% increase compared with the €2,174 million expense recorded for the year ended December 31, 2017, attributable in part to the higher operating profit before tax. Tax expense related to profit from continuing operations for the year ended December 31, 2017 was adversely affected by the recognition of the impairment losses relating to our stake in Telefónica, S.A., which adversely affected our operating profit before tax but had no impact on taxable income for such year.

Profit

As a result of the foregoing, profit for the year ended December 31, 2018 amounted to €6,227 million, a 30.9% increase compared with the €4,757 million recorded for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2018 amounted to €5,400 million, a 53.7% increase compared with the €3,514 million recorded for the year ended December 31, 2017.

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

The tables set forth below show the income statement of our operating segments and Corporate Center for the years indicated. In addition, with respect to 2019 and 2018, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group. The “Adjustments” column in such years relates to the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria for 2019 and 2018. In particular:

•          in 2019, such differences relate to the accounting of: (i) the impairment of goodwill in the United States’ CGU, which amounted to €1,318 million for the year ended December 31, 2019, and (ii) the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to €129 million for the year ended December 31, 2019. In this section, information relating to our Corporate Center for 2019 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”; and

•          in 2018, such differences relate to the accounting of the capital gain resulting from the sale of our stake in BBVA Chile (which amounted to €633 million, net of taxes). In this section, information relating to our Corporate Center for 2018 has been presented under management criteria pursuant to which such capital gain has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group financial statements, such capital gain has been recorded under “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

Consolidated financial information for the years ended December 31, 2018 and 2017 has been restated to reflect the new segment reporting structure adopted in 2019 and the adoption of the Amendment to IAS 12. For additional information, see “Presentation of Financial Information—Changes in Operating Segments” and Note 6 to the Consolidated Financial Statements and “Presentation of Financial Information―IAS 12―”Income Taxes” Amendment”, respectively.

	For the Year Ended December 31, 2019
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,645	2,395	6,209	2,814	3,196	175	(233)	-	18,202
Net fees and commissions	1,751	644	1,298	717	557	139	(73)	-	5,033
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	239	173	310	10	576	131	(54)	-	1,383
Other operating income and expense, net (3)	98	12	212	50	(479)	9	21	-	(77)
Gross income	5,734	3,223	8,029	3,590	3,850	454	(339)	-	24,542
Administration costs	(2,777)	(1,747)	(2,299)	(1,036)	(1,403)	(275)	(765)	-	(10,303)
Depreciation and amortization	(476)	(219)	(346)	(179)	(171)	(18)	(190)	-	(1,599)
Net margin before provisions (4)	2,480	1,257	5,384	2,375	2,276	161	(1,294)	-	12,639
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(216)	(550)	(1,698)	(906)	(777)	(4)	-	-	(4,151)
Provisions or reversal of provisions and other results	(386)	(2)	5	(128)	(103)	6	(1,481)	1,447	(643)
Impairment or reversal of impairment on non-financial assets	-	-	-	-	-	-	-	(1,447)	(1,447)
Operating profit/ (loss) before tax	1,878	705	3,691	1,341	1,396	163	(2,775)	-	6,398
Tax expense or income related to profit or loss from continuing operations	(489)	(115)	(992)	(312)	(368)	(36)	258	-	(2,053)
Profit from continuing operations	1,389	590	2,699	1,029	1,028	127	(2,517)	-	4,345
Profit from discontinued operations/ Profit from corporate operations, net	-	-	-	-	-	-	-	-	-
Profit	1,389	590	2,699	1,029	1,028	127	(2,517)	-	4,345
Profit attributable to non-controlling interests	(3)	-	-	(524)	(307)	-	-	-	(833)
Profit attributable to parent company	1,386	590	2,699	506	721	127	(2,517)	-	3,512

(1)  Adjustments in 2019 correspond to the accounting of (i) the impairment of goodwill in the United States’ CGU, which amounted to €1,318 million for the year ended December 31, 2019, and (ii) the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to €129 million for the year ended December 31, 2019. In this section, information relating to our Corporate Center for 2019 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.

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

(3)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2018
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,698	2,276	5,568	3,135	3,009	175	(269)	17,591	-	17,591
Net fees and commissions	1,682	596	1,205	686	631	138	(59)	4,879	-	4,879
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	529	109	223	11	405	101	(155)	1,223	-	1,223
Other operating income and expense, net (3)	59	9	197	70	(344)	-	63	54	-	54
Gross income	5,968	2,989	7,193	3,901	3,701	414	(420)	23,747	-	23,747
Administration costs	(3,027)	(1,683)	(2,139)	(1,109)	(1,584)	(281)	(672)	(10,494)	-	(10,494)
Depreciation and amortization	(308)	(178)	(253)	(138)	(125)	(6)	(200)	(1,208)	-	(1,208)
Net margin before provisions (4)	2,634	1,129	4,800	2,654	1,992	127	(1,291)	12,045	-	12,045
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(383)	(225)	(1,555)	(1,202)	(638)	24	(2)	(3,981)	-	(3,981)
Provisions or reversal of provisions and other results	(410)	16	24	(8)	(65)	(3)	(36)	(483)	866	383
Operating profit/ (loss) before tax	1,840	920	3,269	1,444	1,288	148	(1,329)	7,580	866	8,446
Tax expense or income related to profit or loss from continuing operations	(437)	(185)	(901)	(293)	(469)	(52)	350	(1,986)	(233)	(2,219)
Profit from continuing operations excluding corporate operations	1,403	736	2,368	1,151	819	96	(979)	5,594	633	6,227
Profit from discontinued operations/ Profit from corporate operations, net	-	-	-	-	-	-	633	633	(633)	-
Profit	1,403	736	2,368	1,151	819	96	(346)	6,227	-	6,227
Profit attributable to non-controlling interests	(3)	-	-	(585)	(241)	-	3	(827)	-	(827)
Profit attributable to parent company	1,400	736	2,367	567	578	96	(343)	5,400	-	5,400

(1)   Adjustments in 2018 relate to the treatment of the capital gain derived from the sale of our 68.19% stake in BBVA Chile. In particular, information relating to our Corporate Center for 2018 has been presented under management criteria pursuant to which such capital gain has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group financial statements, the capital gain from the sale of our stake in BBVA Chile has been recorded under the heading “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).

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

 (3)   Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(4)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2017
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group
	(In Millions of Euros)
Net interest income	3,810	2,119	5,476	3,331	3,200	180	(357)	17,758
Net fees and commissions	1,563	644	1,219	703	713	164	(86)	4,921
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	555	111	249	14	480	123	436	1,968
Other operating income and expense, net (2)	234	2	177	67	59	1	82	622
Gross income	6,162	2,876	7,122	4,115	4,451	468	74	25,270
Administration costs	(3,145)	(1,664)	(2,220)	(1,329)	(1,906)	(293)	(556)	(11,112)
Depreciation and amortization	(352)	(187)	(256)	(178)	(121)	(11)	(282)	(1,387)
Net margin before provisions (3)	2,665	1,026	4,646	2,608	2,424	164	(764)	12,770
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(705)	(241)	(1,651)	(453)	(650)	23	(1,125)	(4,803)
Provisions or reversal of provisions and other results	(771)	(36)	(35)	(12)	(103)	(6)	(73)	(1,036)
Operating profit/ (loss) before tax	1,189	749	2,960	2,143	1,671	181	(1,962)	6,931
Tax expense or income related to profit or loss from continuing operations	(309)	(263)	(789)	(425)	(480)	(53)	146	(2,174)
Profit from continuing operations	879	486	2,170	1,718	1,192	128	(1,816)	4,757
Profit from discontinued operations/ Profit from corporate operations, net	-	-	-	-	-	-	-	-
Profit	879	486	2,170	1,718	1,192	128	(1,816)	4,757
Profit attributable to non-controlling interests	(2)	-	-	(895)	(345)	-	(1)	(1,243)
Profit attributable to parent company	877	486	2,170	823	847	128	(1,817)	3,514

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

(2)   Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of Operations by Operating Segment for 2019 Compared with 2018

SPAIN

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	3,645	3,698	(1.4)
Net fees and commissions	1,751	1,682	4.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	239	529	(54.9)
Other operating income and expense, net	(419)	(425)	(1.5)
Income and expense on insurance and reinsurance contracts	518	485	6.7
Gross income	5,734	5,968	(3.9)
Administration costs	(2,777)	(3,027)	(8.2)
Depreciation and amortization	(476)	(308)	54.8
Net margin before provisions (2)	2,480	2,634	(5.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(216)	(383)	(43.6)
Provisions or reversal of provisions and other results	(386)	(410)	(5.9)
Operating profit/(loss) before tax	1,878	1,840	2.1
Tax expense or income related to profit or loss from continuing operations	(489)	(437)	12.0
Profit from continuing operations	1,389	1,403	(1.0)
Profit from corporate operations, net	-	-	-
Profit	1,389	1,403	(1.0)
Profit attributable to non-controlling interests	(3)	(3)	-
Profit attributable to parent company	1,386	1,400	(1.0)

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

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of an important part of the real estate business of BBVA in Spain to Divarian and the sale of an 80% stake in Divarian to Promontoria Marina, S.L.U., a company managed by Cerberus Capital Management, L.P. Additionally, on December 21, 2018, the Group sold its 25.24% stake in Testa Residencial SOCIMI, S.A. for €478 million. Moreover, on December 21, 2018, BBVA reached an agreement with Voyager (Anfora), for the transfer by us of a portfolio of credit rights which was mainly composed of non-performing and in-default mortgage credits. The transaction was completed during the third quarter of 2019. The completion of these transactions has affected the comparability of year-on-year results for this operating segment. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €3,645 million, a 1.4% decrease compared with the €3,698 million recorded for the year ended December 31, 2018, mainly as a result of the lower contribution from the ALCO portfolio. The net interest margin over total average assets of this operating segment amounted to 1.01% for the year ended December 31, 2019, compared with 1.06% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €1,751 million, a 4.1% increase compared with the €1,682 million recorded for the year ended December 31, 2018, mainly due to the increase of corporate banking transactions and the positive performance of asset management activities.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 was a net gain of €239 million, a 54.9% decrease compared with the €529 million net gain recorded for the year ended December 31, 2018, mainly as a result of uneven market conditions and lower portfolio sales in 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2019 amounted to €419 million, a 1.5% decrease compared with the €425 million expense recorded for the year ended December 31, 2018.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €518 million, a 6.7% increase compared with the €485 million recorded for the year ended December 31, 2018, mainly as a result of higher premiums collected and a lower claims ratio, partially offset by the lower insurance activity related to insurance-savings products (through BBVA Seguros).

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €2,777 million, a 8.2% decrease compared with the €3,027 million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense due to  the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €476 million, a 54.8% increase compared with the €308 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 amounted to an expense of €216 million, a 43.6% decrease compared with the €383 million expense recorded for the year ended December 31, 2018, mainly as a result of the sale of non-performing and in-default mortgage credits and to lower loan loss provisions of real estate developer loans previously allocated to the former Non-Core Real Estate operating segment following the Anfora transaction (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement with Voyager Investing UK Limited Partnership (Anfora)”).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €386 million expense, a 5.9% decrease compared with the €410 million expense recorded for the year ended December 31, 2018, mainly due to lower real estate related costs and other results, partially offset by higher pension and pre-early retirement provisions.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,878 million, a 2.1% increase compared with the €1,840 million recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was an expense of €489 million, a 12.0% increase compared with the €437 million expense recorded for the year ended December 31, 2018. The year-on-year variation was mainly attributable to the higher dividends and capital gains exempt from taxation in 2018 (which included those recognized in the 2017 tax declaration presented in July 2018) and the higher operating profit before tax. Tax expense amounted to 26.0% of operating profit before tax for the year ended December 31, 2019 and 23.7% for the year ended December 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €1,386 million, a 1.0% decrease compared with the €1,400 million recorded for the year ended December 31, 2018.

THE UNITED STATES

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	2,395	2,276	5.2
Net fees and commissions	644	596	8.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	173	109	58.8
Other operating income and expense, net	12	9	31.7
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	3,223	2,989	7.8
Administration costs	(1,747)	(1,683)	3.8
Depreciation and amortization	(219)	(178)	23.1
Net margin before provisions (2)	1,257	1,129	11.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(550)	(225)	n.m. (3)
Provisions or reversal of provisions and other results	(2)	16	n.m. (3)
Operating profit/(loss) before tax	705	920	(23.4)
Tax expense or income related to profit or loss from continuing operations	(115)	(185)	(37.7)
Profit from continuing operations	590	736	(19.9)
Profit from corporate operations, net	-	-	-
Profit	590	736	(19.9)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	590	736	(19.9)

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

(3)   Not meaningful.

In the year ended December 31, 2019 the U.S. dollar appreciated 5.5% against the euro in average terms, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2018 and in the results of operations of the United States operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €2,395 million, a 5.2% increase compared with the €2,276 million recorded for the year ended December 31, 2018, mainly due to the appreciation of the U.S. dollar, partially offset by higher funding costs. Additionally, while the Federal Reserve’s increase in interest rates in 2018 positively impacted net interest income, subsequent rate reductions in 2019 have negatively impacted results especially in the second half of 2019. The net interest margin over total average assets of this operating segment amounted to 2.78% for the year ended December 31, 2019, compared with 2.96% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €644 million, a 8.1% increase compared with the €596 million recorded for the year ended December 31, 2018, mainly due to higher service charges on deposit accounts, higher card and merchant processing fees, lower commissions paid and the appreciation of the U.S. dollar against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 was a net gain of €173 million, a 58.8% increase compared with the €109 million gain recorded for the year ended December 31, 2018, mainly as a result of higher ALCO portfolio sales, the performance in the BBVA branch in New York and the appreciation of the U.S. dollar against the euro.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2019 amounted to €12 million, compared with the €9 million income recorded for the year ended December 31, 2018.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €1,747 million, a 3.8% increase compared with the €1,683 million recorded for the year ended December 31, 2018, mainly as a result of increased expenses relating to professional services, business development and deposit campaigns, partially offset by the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €219 million, a 23.1% increase compared with the €178 million recorded for the year ended December 31, 2018 mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €550 million expense compared with the €225 million expense recorded for the year ended December 31, 2018, mainly as a result of higher loan loss allowances for specific commercial portfolio customers and losses within the consumer loan portfolios as well as an increase in the loss allowances for individually evaluated non-performing loans in the commercial, financial and agricultural loan portfolios and, to a lesser extent, the deterioration of macroeconomic conditions. In addition, the comparison is affected by the release of provisions in 2018 related to the hurricanes in the United States.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €705 million, a 23.4% decrease compared with the €920 million of operating profit recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €115 million, a 37.7% decrease compared with the €185 million expense recorded for the year ended December 31, 2018, mainly as a result of the lower operating profit before tax. Tax expense amounted to 16.3% of operating profit before tax for the year ended December 31, 2019, compared with 20.1% for the year ended December 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €590 million, a 19.9% decrease compared with the €736 million recorded for the year ended December 31, 2018.

MEXICO

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	6,209	5,568	11.5
Net fees and commissions	1,298	1,205	7.8
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	310	223	38.7
Other operating income and expense, net	(267)	(236)	13.1
Income and expense on insurance and reinsurance contracts	479	433	10.6
Gross income	8,029	7,193	11.6
Administration costs	(2,299)	(2,139)	7.5
Depreciation and amortization	(346)	(253)	36.6
Net margin before provisions (2)	5,384	4,800	12.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,698)	(1,555)	9.2
Provisions or reversal of provisions and other results	5	24	(80.4)
Operating profit/(loss) before tax	3,691	3,269	12.9
Tax expense or income related to profit or loss from continuing operations	(992)	(901)	10.0
Profit from continuing operations	2,699	2,368	14.0
Profit from corporate operations, net	-	-	-
Profit	2,699	2,368	14.0
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	2,699	2,367	14.0

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

In the year ended December 31, 2019, the Mexican peso appreciated 5.3% against the euro in average terms compared with the year ended December 31, 2018, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2019 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €6,209 million, a 11.5% increase compared with the €5,568 million recorded for the year ended December 31, 2018, mainly as a result of increases in the volume of interest-earning assets in the retail portfolio and volumes and yields in the wholesale portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro. In particular, net interest income benefited from the increase in the average volume of loans and advances to customers, particularly to enterprises and households. The increase was partially offset by greater funding costs.

The net interest margin over total average assets of this operating segment amounted to 5.91% for the year ended December 31, 2019, compared with 5.81% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €1,298 million, a 7.8% increase compared with the €1,205 million recorded for the year ended December 31, 2018, mainly as a result of the increased use of credit and debit cards, as a result of the increased level of transactions during the period, and the appreciation of the Mexican peso, partially offset by the increase in commissions paid to other financial institutions in connection with the increased use of credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €310 million, a 38.7% increase compared with the €223 million gain recorded for the year ended December 31, 2018, mainly as a result of higher income from the ALCO portfolio and higher securities sales, partially offset by the Global Markets unit’s performance during the period and the appreciation of the Mexican peso against the euro.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2019 was a net expense of €267 million, a 13.1% increase compared with the €236 million net expense recorded for the year ended December 31, 2018, mainly as a result of the higher contribution to the Deposit Guarantee Fund and the appreciation of the Mexican peso.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €479 million, a 10.6% increase compared with the €433 million net income recorded for the year ended December 31, 2018, mainly as a result of the positive performance of savings products and the appreciation of the Mexican peso.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 were €2,299 million, a 7.5% increase compared with the €2,139 million recorded for the year ended December 31, 2018, mainly as a result of the increase in digital infrastructure costs, the increase in the contribution to the BBVA Mexico’s foundation and the appreciation of the Mexican peso, partially offset by the lower rent expense, due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”. At a constant exchange rate, administration costs increased by 2.0%. Such increase was below Mexico’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €346 million, a 36.6% increase compared with the €253 million recorded for the year ended December 31, 2018 mainly as a result of the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”, and the appreciation of the Mexican peso.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €1,698 million expense, a 9.2% increase compared with the €1,555 million expense recorded for the year ended December 31, 2018. At a constant exchange rate, there was a 3.6% increase in allowances for loan losses driven by the operation of the contagion rules for retail exposures (‘pulling effect’) in the amortized cost portfolio. In addition, the deterioration of macroeconomic conditions and the change in the parameters used to estimate loan loss allowances for the retail portfolio have negatively affected the year-on-year comparison.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 amounted to €5 million of income compared with the €24 million income recorded for the year ended December 31, 2018. During 2018, other income was recognized from the sale of the stake that BBVA Mexico held in certain real estate developments.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €3,691 million, a 12.9% increase compared with the €3,269 million of operating profit recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €992 million, a 10.0% increase compared with the €901 million expense recorded for the year ended December 31, 2018, mainly as a result of the higher operating profit before tax. The tax expense amounted to 26.9% of operating profit before tax for the year ended December 31, 2019, and 27.6% for the year ended December 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €2,699 million, a 14.0% increase compared with the €2,367 million recorded for the year ended December 31, 2018.

TURKEY

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	2,814	3,135	(10.2)
Net fees and commissions	717	686	4.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	10	11	(11.7)
Other operating income and expense, net	(10)	23	n.m. (3)
Income and expense on insurance and reinsurance contracts	60	46	28.7
Gross income	3,590	3,901	(8.0)
Administration costs	(1,036)	(1,109)	(6.6)
Depreciation and amortization	(179)	(138)	29.3
Net margin before provisions (2)	2,375	2,654	(10.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(906)	(1,202)	(24.6)
Provisions or reversal of provisions and other results	(128)	(8)	n.m. (3)
Operating profit/(loss) before tax	1,341	1,444	(7.1)
Tax expense or income related to profit or loss from continuing operations	(312)	(293)	6.5
Profit from continuing operations	1,029	1,151	(10.6)
Profit from corporate operations, net	-	-	-
Profit	1,029	1,151	(10.6)
Profit attributable to non-controlling interests	(524)	(585)	(10.4)
Profit attributable to parent company	506	567	(10.7)

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

(3)   Not meaningful.

The Turkish lira depreciated 10.3% against the euro in average terms in the year ended December 31, 2019, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2019 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €2,814 million, a 10.2% decrease compared with the €3,135 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 0.1% increase in net interest income.

The net interest margin over total average assets of this operating segment amounted to 4.26% for the year ended December 31, 2019, compared with 4.35% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €717 million, a 4.5% increase compared with the €686 million recorded for the year ended December 31, 2018, mainly as a result of the positive performance of payment instruments and cash transfers, partially offset by the depreciation of the Turkish lira and the increase in commissions paid to other financial institutions in connection with the increased use of credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 amounted to €10 million, compared with the €11 million gain recorded for the year ended December 31, 2018, mainly as a result of the lower gains from derivatives and the Global Markets unit’s transactions due to uneven market conditions, which were partially offset by the positive impact of changes in foreign exchange rates on foreign currency positions.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2019 was a €10 million expense compared with the €23 million of net income recorded for the year ended December 31, 2018 mainly as a result of the higher contribution to the Deposit Guarantee Fund due to a modification in local regulations.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €60 million a 28.7% increase compared with the €46 million income recorded for the year ended December 31, 2018, mainly as a result of higher sales in the insurance business.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €1,036 million, a 6.6% decrease compared with the €1,109 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira and, to a lesser extent, the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”. At a constant exchange rate, administration costs increased by 4.2%, which was below Turkey’s inflation rate for the period, mainly as a result of higher technology and professional services expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €179 million, a 29.3% increase compared with the €138 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €906 million expense, a 24.6% decrease compared with the €1,202 million expense recorded for the year ended December 31, 2018, mainly as a result of lower impairments due to the improved macroeconomic prospects and the depreciation of the Turkish Lira.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €128 million expense compared with the €8 million expense recorded for the year ended December 31, 2018, mainly due to the increase in provisions for loan commitments and guarantees given in Turkey.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,341 million, a 7.1% decrease compared with the €1,444 million recorded for the year ended December 31, 2018. At a constant exchange rate, operating profit increased by 3.5%.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €312 million, a 6.5% increase compared with the €293 million expense recorded for the year ended December 31, 2018, mainly as a result of the change in the tax rate applicable to the deferred tax assets. The effective tax rate amounted to 23.3% of the operating profit before tax for the year ended December 31, 2019, and 20.3% for the year ended December 31, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2019 amounted to €524 million, a 10.4% decrease compared with the €585 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira against the euro.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €506 million, a 10.7% decrease compared with the €567 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira against the euro.

SOUTH AMERICA

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	3,196	3,009	6.2
Net fees and commissions	557	631	(11.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	576	405	42.3
Other operating income and expense, net	(580)	(454)	27.7
Income and expense on insurance and reinsurance contracts	101	110	(8.1)
Gross income	3,850	3,701	4.0
Administration costs	(1,403)	(1,584)	(11.4)
Depreciation and amortization	(171)	(125)	36.7
Net margin before provisions (2)	2,276	1,992	14.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(777)	(638)	21.7
Provisions or reversal of provisions and other results	(103)	(65)	57.8
Operating profit/(loss) before tax	1,396	1,288	8.3
Tax expense or income related to profit or loss from continuing operations	(368)	(469)	(21.6)
Profit from continuing operations	1,028	819	25.5
Profit from corporate operations, net	-	-	-
Profit	1,028	819	25.5
Profit attributable to non-controlling interests	(307)	(241)	27.4
Profit attributable to parent company	721	578	24.7

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

In the year ended December 31, 2019, the Argentine peso and the Colombian peso depreciated by 35.7% and 5.2%, respectively, against the euro in average terms, compared with the year ended December 31, 2018. On the other hand, the Peruvian sol appreciated by 3.9% against the euro in average terms. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2019 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

As of December 31, 2019 and 2018 and for the years then ended, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies―Hyperinflationary economies”).

In addition, on July 6, 2018 we completed the sale of our 68.19% stake in BBVA Chile. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Sale of BBVA Chile”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €3,196 million, a 6.2% increase compared with the €3,009 million recorded for the year ended December 31, 2018, mainly as a result of the growth in the yield on interest-earning assets, particularly in Argentina, and the increase in the average volume of interest-earning assets in retail and corporate banking, mainly in Peru. Additionally, the average volume of consumer and mortgage loans in Colombia increased during 2019. These effects were partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 15.2% year-on-year increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 5.71% for the year ended December 31, 2019, compared with 4.65% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €557 million, a 11.9% decrease compared with the €631 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of  the Argentine peso. At a constant exchange rate, there was a 5.0% decrease mainly due to the sale of our stake in BBVA Chile.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €576 million, a 42.3% increase compared with the €405 million gain recorded for the year ended December 31, 2018. At a constant exchange rate, there was a 58.1% increase, mainly as a result of increased foreign-currency transactions in Argentina and Peru and the sale of BBVA´s 51% stake in Prisma Medios de Pago, S.A. in Argentina. Additionally, the remaining stake held by BBVA in this entity increased its value during 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2019 was €580 million, a 27.7% increase compared with the €454 million expense recorded for the year ended December 31, 2018, mainly driven by certain non-income taxes which were previously accounted for under “Administration costs” in Argentina.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €101 million, an 8.1% decrease compared with the €110 million net income recorded for the year ended December 31, 2018. The year-on-year variation was mainly attributable to the depreciation of the Argentine peso against the euro in 2019 and the sale of the insurance business in Chile in 2018. At constant exchange rates, there was a 12.7% increase mainly explained by the positive performance in Argentina and Colombia.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €1,403 million, a 11.4% decrease compared with the €1,584 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Argentine peso and the Colombian peso, the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”, and the reclassification of certain non-income taxes to the heading “Other operating income and expense, net” in Argentina, which more than offset the impact of the high inflation registered in certain countries in the region. At constant exchange rates, there was a 2.0% decrease.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €171 million, a 36.7% increase compared with the €125 million recorded for the year ended December 31, 2018 mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”, and higher expense related to software in Peru.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €777 million expense, a 21.7% increase compared with the €638 million expense recorded for the year ended December 31, 2018, mainly as a result of the credit quality deterioration in the portfolio measured at amortized cost, in particular in Peru, Colombia and Argentina, and the deterioration of macroeconomic conditions, partially offset by the depreciation of the Argentine peso and the Colombian peso against the euro.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €103 million expense, a 57.8% increase compared with the €65 million expense recorded for the year ended December 31, 2018, mainly as a result of the increase in provisions for various purposes, particularly in Argentina.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,396 million, an 8.3% increase compared with the €1,288 million recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €368 million, a 21.6% decrease compared with the €469 million expense recorded for the year ended December 31, 2018, as a result in part of the recognition of the income tax deduction related to inflation in Argentina in 2019. Additionally, the tax expense related to the sale of BBVA Chile was recognized in 2018. Consequently, the effective tax rate amounted to 26.3% of operating profit before tax for the year ended December 31, 2019, and 36.4% for the year ended December 31, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2019 amounted to €307 million, a 27.4% increase compared with the €241 million recorded for the year ended December 31, 2018, mainly due to the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €721 million, a 24.7% increase compared with the €578 million recorded for the year ended December 31, 2018.

REST OF EURASIA

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	175	175	-
Net fees and commissions	139	138	0.4
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	131	101	29.2
Other operating income and expense, net	4	-	n.m. (3)
Income and expense on insurance and reinsurance contracts	5	-	n.m. (3)
Gross income	454	414	9.6
Administration costs	(275)	(281)	(2.0)
Depreciation and amortization	(18)	(6)	194.2
Net margin before provisions (2)	161	127	26.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4)	24	n.m. (3)
Provisions or reversal of provisions and other results	6	(3)	n.m. (3)
Operating profit/(loss) before tax	163	148	10.0
Tax expense or income related to profit or loss from continuing operations	(36)	(52)	(31.3)
Profit from continuing operations	127	96	32.3
Profit from corporate operations, net	-	-	-
Profit	127	96	32.3
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	127	96	32.3

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

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the years ended December 31, 2019 and 2018 amounted to €175 million. The net interest margin over total average assets of this operating segment amounted to 0.84% for the year ended December 31, 2019 compared with 0.94% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €139 million, a 0.4% increase compared with the €138 million recorded for the year ended December 31, 2018.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €131 million, a 29.2% increase compared with the €101 million net gain recorded for the year ended December 31, 2018, due mainly to increased commercial activity in the Global Market’s unit.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2019 was €9 million, compared with the nil other net operating income recorded for the year ended December 31, 2018, as a result of higher activity in the insurance business.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €275 million, a 2.0% decrease compared with the €281 million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €18 million, compared with the €6 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 amounted to a €4 million expense compared with the €24 million of income recorded for the year ended December 31, 2018.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €6 million income compared with the €3 million expense recorded for the year ended December 31, 2018, mainly due to the positive results of investment joint ventures and associates.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €163 million, a 10.0% increase compared with the €148 million recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €36 million, a 31.3% decrease compared with the €52 million expense recorded for the year ended December 31, 2018, mainly as a result of the change in the tax rate applicable to the deferred tax assets.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €127 million, a 32.3% increase compared with the €96 million recorded for the year ended December 31, 2018.

CORPORATE CENTER

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	(233)	(269)	(13.4)
Net fees and commissions	(73)	(59)	24.0
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(54)	(155)	(65.0)
Other operating income and expense, net	41	82	(49.3)
Income and expense on insurance and reinsurance contracts	(20)	(19)	7.2
Gross income	(339)	(420)	(19.3)
Administration costs	(765)	(672)	13.9
Depreciation and amortization	(190)	(200)	(4.6)
Net margin before provisions (2)	(1,294)	(1,291)	0.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	-	(2)	(98.4)
Provisions or reversal of provisions and other results	(1,481)	(36)	n.m. (3)
Operating profit/(loss) before tax	(2,775)	(1,329)	108.7
Tax expense or income related to profit or loss from continuing operations	258	350	(26.4)
Profit from continuing operations excluding corporate operations	(2,517)	(979)	157.1
Profit from corporate operations, net	-	633	-
Profit	(2,517)	(346)	n.m. (3)
Profit attributable to non-controlling interests	-	3	(91.8)
Profit attributable to parent company	(2,517)	(343)	n.m. (3)

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

(3)   Not meaningful.

Net interest income / (expense)

Net interest expense of the Corporate Center for the year ended December 31, 2019 was €233 million, a 13.4% decrease compared with the €269 million net expense recorded for the year ended December 31, 2018, mainly due to lower funding costs.

Net fees and commissions

Net fees and commissions of the Corporate Center for the year ended December 31, 2019 was an expense of €73 million, a 24.0% increase compared with the €59 million expense recorded for the year ended December 31, 2018, mainly as a result of the higher fees and commissions paid related to the issuance and placement of contingent convertible bonds in 2019.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2019 were €54 million, a 65.0% decrease compared with the €155 million net losses recorded for the year ended December 31, 2018, mainly as a result of updated valuations being made at current market values of certain investments.

Other operating income and expense, net

Other net operating income of the Corporate Center for the year ended December 31, 2019 was €41 million, compared with the €82 million of net income recorded for the year ended December 31, 2018, mainly as a result of the decreased dividends from Telefónica, S.A. (as it lowered its dividends from €0.4 per share to €0.2 per share) and the lower dividend income from investees accounted for under the equity method.

Administration costs

Administration costs of the Corporate Center for the year ended December 31, 2019 amounted to €765 million, a 13.9% increase compared with the €672 million recorded for the year ended December 31, 2018, mainly as a result of the increase in personnel expense, partially offset by the lower rent expense as a result of the entry into force of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €190 million, a 4.6% decrease compared with the €200 million recorded for the year ended December 31, 2018.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2019 were a €1,481 million expense compared with the €36 million expense recorded for the year ended December 31, 2018, mainly as a result of the goodwill impairment losses recognized in the United States CGU. This impairment had a net negative impact on the “Profit attributable to parent company” of €1,318 million, and was mainly the result of the negative changes in interest rates, especially in the second half of 2019, which together with the slowdown of the economy caused the expected results to be below the previous estimate. For additional information, see Note 18.1 to our Consolidated Financial Statements.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2019 was €2,775 million compared with the €1,329 million loss recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2019 amounted to €258 million, compared with the €350 million income recorded for the year ended December 31, 2018. Tax income related to profit or loss from continuing operations in 2019 was affected by the application of the amendment to IAS 12 in such year. In addition, tax income related to profit or loss from continuing operations in 2018 was affected by the recognition of the tax impact from the sale of BBVA’s stake in Chile in such year.

Profit from corporate operations, net

Profit from corporate operations of the Corporate Center was nil for the year ended December 31, 2019, compared with the €633 million recorded for the year ended December 31, 2018, which related to the sale of our stake in BBVA Chile in 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of the Corporate Center for the year ended December 31, 2019 was a loss of €2,517 million, compared with the €343 million loss recorded for the year ended December 31, 2018.

Results of Operations by Operating Segment for 2018 Compared with 2017

SPAIN

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,698	3,810	(2.9)
Net fees and commissions	1,682	1,563	7.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	529	555	(4.7)
Other operating income and expense, net	(425)	(204)	108.6
Income and expense on insurance and reinsurance contracts	485	438	10.7
Gross income	5,968	6,162	(3.2)
Administration costs	(3,027)	(3,145)	(3.8)
Depreciation and amortization	(308)	(352)	(12.6)
Net margin before provisions (2)	2,634	2,665	(1.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(383)	(705)	(45.6)
Provisions or reversal of provisions and other results	(410)	(771)	(46.8)
Operating profit/(loss) before tax	1,840	1,189	54.8
Tax expense or income related to profit or loss from continuing operations	(437)	(309)	41.2
Profit from continuing operations	1,403	879	59.6
Profit from corporate operations, net	-	-	-
Profit	1,403	879	59.6
Profit attributable to non-controlling interests	(3)	(2)	65.5
Profit attributable to parent company	1,400	877	59.6

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,698 million, a 2.9% decrease compared with the €3,810 million recorded for the year ended December 31, 2017, mainly as a result of the decrease in the average volume of interest-earning assets and the increase in the costs of wholesale funding due to the fact that targeted longer-term refinancing operations (TLTRO) were partially replaced by other types of funding which bear higher interest rates. The net interest margin over total average assets of this operating segment amounted to 1.06% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €1,682 million, a 7.6% increase compared with the €1,563 million recorded for the year ended December 31, 2017, mainly as a result of the significant contribution from asset management fees and banking commissions, particularly those associated with account maintenance.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 was a net gain of €529 million, a 4.7% decrease compared with the €555 million net gain recorded for the year ended December 31, 2017, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2018 amounted to €425 million, compared with the €204 million net operating expense recorded for the year ended December 31, 2017, mainly as a result of the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund as compared with 2017.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €485 million, a 10.7% increase compared with the €438 million recorded for the year ended December 31, 2017, mainly as a result of a lower claims ratio and new contract origination.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €3,027 million, a 3.8% decrease compared with the €3,145 million recorded for the year ended December 31, 2017, mainly as a result of a decline in both personnel expense and other administrative expense driven by the changes in efficiency plans (which generated savings of €19 million on communications, rent and legal expense).

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to a €383 million expense, a 45.6% decrease compared with the €705 million expense recorded for the year ended December 31, 2017, mainly as a result of lower gross additions to non-performing loans and loan-loss provisions for large customers and decreased impaired assets due to the reduction of the size of the real-estate portfolio.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €410 million expense, a 46.8% decrease compared with the €771 million expense recorded for the year ended December 31, 2017, mainly as a result of lower provisions due to the Cerberus Transaction, including the transfer of certain employees to Divarian and the decrease in provisions related to early retirements and contributions to pension funds.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,840 million, a 54.8% increase compared with the €1,189 million recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was an expense of €437 million, a 41.2% increase compared with the €309 million expense recorded for the year ended December 31, 2017 mainly as a result of the higher operating profit before tax. Tax expense amounted to 23.7% of operating profit before tax for the year ended December 31, 2018 and 26.0% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €1,400 million, a 59.6% increase compared with the €877 million recorded for the year ended December 31, 2017.

THE UNITED STATES

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	2,276	2,119	7.4
Net fees and commissions	596	644	(7.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	109	111	(1.9)
Other operating income and expense, net	9	2	n.m. (3)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	2,989	2,876	3.9
Administration costs	(1,683)	(1,664)	1.2
Depreciation and amortization	(178)	(187)	(4.6)
Net margin before provisions (2)	1,129	1,026	10.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(225)	(241)	(6.8)
Provisions or reversal of provisions and other results	16	(36)	n.m. (3)
Operating profit/(loss) before tax	920	749	22.8
Tax expense or income related to profit or loss from continuing operations	(185)	(263)	(29.8)
Profit from continuing operations	736	486	51.2
Profit from corporate operations, net	-	-	-
Profit	736	486	51.2
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	736	486	51.2

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €2,276 million, a 7.4% increase compared with the €2,119 million recorded for the year ended December 31, 2017, due mainly to higher interest rates (as a result of the Federal Reserve Board benchmark interest rate increases) and to measures adopted by BBVA USA to improve loan yields and contain the increase in the cost of deposits (including an improved deposit mix and wholesale funding), partially offset by the depreciation of the U.S. dollar against the euro and the higher levels of interest on deposits and interest on FHLB and other borrowings. The net interest margin over total average assets of this operating segment amounted to 2.96% for the year ended December 31, 2018.

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

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2018 was €9 million, compared with the €2 million net income recorded for the year ended December 31, 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,683 million, a 1.2% increase compared with the €1,664 million recorded for the year ended December 31, 2017, mainly due to an increase in technology and systems expense and advertising expense, partially offset by the depreciation of the U.S. dollar against the euro.

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

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €920 million, a 22.8% increase compared with the €749 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €185 million, a 29.8% decrease compared with the €263 million expense recorded for the year ended December 31, 2017. Tax expense amounted to 20.1% of operating profit before tax for the year ended December 31, 2018, compared with 35.1% for the year ended December 31, 2017, due to the reduction in the effective tax rate following the tax reform approved in 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €736 million, a 51.2% increase compared with the €486 million recorded for the year ended December 31, 2017.

MEXICO

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	5,568	5,476	1.7
Net fees and commissions	1,205	1,219	(1.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	223	249	(10.4)
Other operating income and expense, net	(236)	(239)	(1.2)
Income and expense on insurance and reinsurance contracts	433	416	4.1
Gross income	7,193	7,122	1.0
Administration costs	(2,139)	(2,220)	(3.6)
Depreciation and amortization	(253)	(256)	(1.3)
Net margin before provisions (2)	4,800	4,646	3.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,555)	(1,651)	(5.8)
Provisions or reversal of provisions and other results	24	(35)	n.m. (3)
Operating profit/(loss) before tax	3,269	2,960	10.5
Tax expense or income related to profit or loss from continuing operations	(901)	(789)	14.2
Profit from continuing operations	2,368	2,170	9.1
Profit from corporate operations, net	-	-	-
Profit	2,368	2,170	9.1
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	2,367	2,170	9.1

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €5,568 million, a 1.7% increase compared with the €5,476 million recorded for the year ended December 31, 2017, and an 8.2% increase excluding the negative exchange rate effect, which was mainly as a result of the higher net interest income from the retail portfolio, the lower cost of deposits and the increase in the average volume of loans and advances to customers. The net interest margin over total average assets of this operating segment amounted to 5.81% for 2018.

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

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2018 was a net expense of €236 million, a 1.2% decrease compared with the €239 million net expense recorded for the year ended December 31, 2017.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €433 million, a 4.1% increase compared with the €416 million net income recorded for the year ended December 31, 2017, mainly as a result of the income derived from collective insurance policies.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 were €2,139 million, a 3.6% decrease compared with the €2,220 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Mexican peso against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €1,555 million expense, a 5.8% decrease compared with the €1,651 million expense recorded for the year ended December 31, 2017. At a constant exchange rate, there was a 0.2% increase in loss allowances on financial assets.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €3,269 million, a 10.5% increase compared with the €2,960 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €901 million, a 14.2% increase compared with the €789 million expense recorded for the year ended December 31, 2017, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 27.6% of operating profit before tax for the year ended December 31, 2018, and 26.7% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €2,367 million, a 9.1% increase compared with the €2,170 million recorded for the year ended December 31, 2017.

TURKEY

From July 2015 to March 2017, we held 39.90% of Garanti BBVA’s share capital and, on March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti BBVA, increasing our total holding of Garanti BBVA’s share capital to 49.85%. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017”.

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,135	3,331	(5.9)
Net fees and commissions	686	703	(2.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	11	14	(24.2)
Other operating income and expense, net	23	5	n.m. (3)
Income and expense on insurance and reinsurance contracts	46	62	(25.9)
Gross income	3,901	4,115	(5.2)
Administration costs	(1,109)	(1,329)	(16.6)
Depreciation and amortization	(138)	(178)	(22.4)
Net margin before provisions (2)	2,654	2,608	1.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,202)	(453)	165.3
Provisions or reversal of provisions and other results	(8)	(12)	(33.7)
Operating profit/(loss) before tax	1,444	2,143	(32.6)
Tax expense or income related to profit or loss from continuing operations	(293)	(425)	(31.1)
Profit from continuing operations	1,151	1,718	(33.0)
Profit from corporate operations, net	-	-	-
Profit	1,151	1,718	(33.0)
Profit attributable to non-controlling interests	(585)	(895)	(34.6)
Profit attributable to parent company	567	823	(31.1)

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

(3)   Not meaningful.

The Turkish lira depreciated 27.8% against the euro in average terms in the year ended December 31, 2018, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2018 and in the results of operations of the Turkey operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,135 million, a 5.9% decrease compared with the €3,331 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 30.3% increase in net interest income, mainly as a result of higher income from inflation-linked bonds. The net interest margin over total average assets of this operating segment amounted to 4.35% for the year ended December 31, 2018.

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

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2018 was €23 million, compared with the €5 million of net income recorded for the year ended December 31, 2017, mainly as a result of the lower contribution to the Deposit Guarantee Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €46 million, a 25.9% decrease compared with the €62 million income recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,109 million, a 16.6% decrease compared with the €1,329 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira, partially offset by the impact of inflation in 2018.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €1,202 million expense, compared with the €453 million expense recorded for the year ended December 31, 2017, mainly as a result of the deterioration of the wholesale-customer portfolio and the adverse macroeconomic scenario.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,444 million, a 32.6% decrease compared with the €2,143 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €293 million, a 31.1% decrease compared with the €425 million expense recorded for the year ended December 31, 2017. Consequently, the effective tax rate amounted to 20.3% of operating profit before tax for the year ended December 31, 2018, and 19.8% for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2018 amounted to €585 million, a 34.6% decrease compared with the €895 million recorded for the or the year ended December 31, 2017 mainly as a result of the depreciation of the Turkish lira against the euro and our acquisition of an additional 9.95% stake in Garanti BBVA on March 22, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €567 million, a 31.1% decrease compared with the €823 million recorded for the year ended December 31, 2017 mainly as a result of the depreciation of the Turkish lira against the euro, offset in part by our acquisition of an additional 9.95% stake in Garanti BBVA on March 22, 2017.

SOUTH AMERICA

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,009	3,200	(6.0)
Net fees and commissions	631	713	(11.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	405	480	(15.7)
Other operating income and expense, net	(454)	(113)	n.m. (3)
Income and expense on insurance and reinsurance contracts	110	172	(36.0)
Gross income	3,701	4,451	(16.9)
Administration costs	(1,584)	(1,906)	(16.9)
Depreciation and amortization	(125)	(121)	3.2
Net margin before provisions (2)	1,992	2,424	(17.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(638)	(650)	(1.9)
Provisions or reversal of provisions and other results	(65)	(103)	(36.3)
Operating profit/(loss) before tax	1,288	1,671	(22.9)
Tax expense or income related to profit or loss from continuing operations	(469)	(480)	(2.3)
Profit from continuing operations	819	1,192	(31.2)
Profit from corporate operations, net	-	-	-
Profit	819	1,192	(31.2)
Profit attributable to non-controlling interests	(241)	(345)	(29.9)
Profit attributable to parent company	578	847	(31.8)

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,009 million, a 6.0% decrease compared with the €3,200 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At constant exchange rates, there was a 12.8% increase mainly as a result of the growth in the average volume of and in the yield on interest-earning assets, which more than offset the impact of the sale of BBVA Chile. The net interest margin over total average assets of this operating segment amounted to 4.65% for the year ended December 31, 2018.

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

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,584 million, a 16.9% decrease compared with the €1,906 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro and the sale of BBVA Chile partially offset by the impact of the high inflation registered in some countries of the region.

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

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,288 million, a 22.9% decrease compared with the €1,671 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €469 million, a 2.3% decrease compared with the €480 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower operating profit before tax. Consequently, the effective tax rate amounted to 36.4% of operating profit before tax for the year ended December 31, 2018, and 28.7% for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2018 amounted to €241 million, a 29.9% decrease compared with the €345 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro and the sale of BBVA Chile (which had minority interests), offset in part by the impact of accounting for hyperinflation in Argentina.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €578 million, a 31.8% decrease compared with the €847 million recorded for the year ended December 31, 2017 affected by the accounting of hyperinflation in Argentina (which detracted €266 million from profit attributable to parent company), the depreciation of currencies in the region against the euro and the sale of BBVA Chile.

REST OF EURASIA

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	175	180	(2.7)
Net fees and commissions	138	164	(15.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	101	123	(17.3)
Other operating income and expense, net	-	1	n.m. (3)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	413	468	(11.4)
Administration costs	(281)	(293)	(4.2)
Depreciation and amortization	(6)	(11)	(44.2)
Net margin before provisions (2)	127	164	(22.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	24	23	4.0
Provisions or reversal of provisions and other results	(3)	(6)	(40.4)
Operating profit/(loss) before tax	148	181	(18.3)
Tax expense or income related to profit or loss from continuing operations	(52)	(53)	(2.7)
Profit from continuing operations	96	128	(24.8)
Profit from corporate operations, net	-	-	-
Profit	96	128	(24.8)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	96	128	(24.8)

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

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €175 million, a 2.7% decrease compared with the €180 million recorded for the year ended December 31, 2017, mainly as a result of a weaker performance of the Global Finance unit in Asia, particularly Corporate and Investment Banking (C&IB), partially offset by the performance of the Global Trade unit in Asia.

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

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €281 million, a 4.2% decrease compared with the €293 million recorded for the year ended December 31, 2017, mainly as a result of the expense reduction efforts in the Corporate and Investment Banking (C&IB) unit and the Global Markets unit in Europe.

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

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €148 million, an 18.3% decrease compared with the €181 million of operating profit recorded for the year ended December 31, 2017

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €52 million, a 2.7% decrease compared with the €53 million expense recorded for the year ended December 31, 2017. Consequently, the effective tax rate amounted to 35.1% of operating profit before tax for the year ended December 31, 2018, and 29.5% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €96 million, a 24.8% decrease compared with the €128 million recorded for the year ended December 31, 2017.

CORPORATE CENTER

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	(269)	(357)	(24.7)
Net fees and commissions	(59)	(86)	(32.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(155)	436	n.m. (3)
Other operating income and expense, net	82	101	(19.2)
Income and expense on insurance and reinsurance contracts	(19)	(19)	(1.1)
Gross income	(420)	74	n.m. (3)
Administration costs	(672)	(556)	20.8
Depreciation and amortization	(200)	(282)	(29.2)
Net margin before provisions (2)	(1,291)	(764)	69.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2)	(1,125)	(99.8)
Provisions or reversal of provisions and other results	(36)	(73)	(50.6)
Operating profit/(loss) before tax	(1,329)	(1,962)	(32.2)
Tax expense or income related to profit or loss from continuing operations	350	146	140.3
Profit from continuing operations excluding corporate operations	(979)	(1,816)	(46.1)
Profit from corporate operations, net	633	-	n.m. (3)
Profit	(346)	(1,816)	(81.0)
Profit attributable to non-controlling interests	3	(1)	n.m. (3)
Profit attributable to parent company	(343)	(1,817)	(81.1)

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

(3)   Not meaningful.

Net interest income / (expense)

Net interest expense of the Corporate Center for the year ended December 31, 2018 was €269 million, a 24.7% decrease compared with the €357 million net expense recorded for the year ended December 31, 2017, mainly as a result of the lower cost of funding and the trend of interest rates.

Net fees and commissions

Net fees and commissions of the Corporate Center for the year ended December 31, 2018 was an expense of €59 million, a 32.1% decrease compared with an expense of €86 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower commissions paid in 2018 for cross-selling agreements.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2018 were €155 million, compared with the €436 million gain recorded for the year ended December 31, 2017, which was principally due to the sale of a 2.14% stake in China CITIC Bank Corporation Limited (“CNCB”) in 2017.

Other operating income and expense, net

Other net operating income of the Corporate Center for the year ended December 31, 2018 was €82 million, a 19.2% decrease compared with the €101 million net income recorded for the year ended December 31, 2017, mainly as a result of decreased dividends from Telefónica, S.A. as it lowered its dividends from €0.55 per share to €0.40 per share, and from CNCB, as a result both of a decrease in the amount of dividends distributed per share and the smaller stake held by the Group in CNCB (following the sale of a 2.14% stake in 2017).

Income and expense on insurance and reinsurance contracts

Income and expense on insurance and reinsurance contracts of the Corporate Center for the year ended December 31, 2018 and 2017 was an expense of €19 million.

Administration costs

Administration costs of the Corporate Center for the year ended December 31, 2018 amounted to €672 million, a 20.8% increase compared with the €556 million recorded for the year ended December 31, 2017, mainly as a result of an increase in IT for the development of new capabilities, cybersecurity and process reengineering.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of the Corporate Center for the year ended December 31, 2018 amounted to a €2 million expense, compared with the €1,125 million expense recorded for the year ended December 31, 2017, which related mainly to the recognition of loss allowances of €1,123 million in connection with BBVA’s stake in Telefónica, S.A. in such year.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2018 were a €36 million expense, a 50.6% decrease compared with the €73 million expense recorded for the year ended December 31, 2017.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2018 was €1,329 million, a 32.2% decrease compared with the €1,962 million loss recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2018 amounted to €350 million, compared with the €146 million income recorded for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of the Corporate Center for the year ended December 31, 2018 was a loss of €343 million, compared with the €1,817 million loss recorded for the year ended December 31, 2017, mainly as a result of capital gains (net of taxes) originated by the sale of BBVA Chile, which amounted to €633 million.

B.   Liquidity and Capital Resources

See Note 7.4 to our Consolidated Financial Statements for information on the BBVA Group’s liquidity. Certain additional information is provided below.

BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where its subsidiaries are located.

The following table shows the balances as of December 31, 2019, 2018 and 2017 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

		As of December 31,
	2019	2018	2017
	(In Millions of Euros)
Deposits from central banks	33,585	37,792	37,054
Deposits from credit institutions	53,720	47,665	54,516
Customer deposits	394,924	388,682	376,379
Debt certificates	68,619	63,970	63,915
Other financial liabilities	18,168	16,003	14,072
Total	569,016	554,112	545,936

Customer deposits

Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €394,924 million as of December 31, 2019 compared with €388,682 million as of December 31, 2018 (€376,379 million as of December 31, 2017), a 1.6% increase, attributable in part to the increase in time deposits in Mexico and the United States and the increase in demand and savings deposits in Spain.

Our customer deposits, excluding repurchase agreements, amounted to €385,150 million as of December 31, 2019 compared with €374,763 million as of December 31, 2018 (€367,300 million as of December 31, 2017).

Deposits from credit institutions and central banks

The following table shows amounts due to credit institutions and central banks as of December 31, 2019, 2018 and 2017:

	As of December 31,
	2019	2018	2017
	(In Millions of Euros)
Deposits from credit institutions	53,720	47,665	54,516
Deposits from central banks	33,585	37,792	37,054
Total	87,305	85,457	91,570

Deposits from credit institutions and central banks amounted to €87,305 million as of December 31, 2019 compared with the €85,457 million as of December 31, 2018 (€91,570 million as of December 31, 2017). The increase as of December 31, 2019 compared to December 31, 2018 was mainly attributable to higher volumes of repurchase agreements with credit institutions in Spain. The decrease as of December 31, 2018 compared with December 31, 2017 was mainly attributable to the decrease in the amount of deposits in Turkey as well as to the depreciation of certain local currencies, including the Turkish lira.

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2019 we had €46,329 million of debt certificates, comprising €44,381 million in bonds and debentures and €1,947 million in promissory notes and other securities, compared with €43,477 million, €39,973 million and €3,504 million outstanding, respectively, as of December 31, 2018, and €47,027 million, €42,561 million and €4,466 million outstanding, respectively, as of December 31, 2017 (see Note 22.4 to the Consolidated Financial Statements).

In addition, we had a total of €17,859 million in subordinated debt and subordinated deposits and €159 million in preferred securities outstanding as of December 31, 2019 compared with €17,866 million and €181 million, respectively, as of December 31, 2018 (€17,153 million and €163 million, respectively, as of December 31, 2017).

The following is a breakdown as of December 31, 2019  of the maturities of our debt securities (including bonds) from credit institutions and subordinated liabilities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	-	973	1,633	7,828	26,862	9,032	46,329
Subordinated debt, subordinated deposits and preferred securities	134	289	12	719	2,570	14,294	18,018
Total	134	1,262	1,646	8,547	29,432	23,327	64,347

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA USA, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries, including BBVA USA, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA USA, are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities. For example, BBVA USA is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

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

Capital

As of December 31, 2019, 2018 and 2017, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.

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

As of December 4, 2019 BBVA received a communication of the ECB about the results of the Supervisory Review and Evaluation Process (“SREP”).

For information on our updated SREP requirements, our consolidated ratios as of December 31, 2019, 2018 and 2017, our risk-weighted assets, our MREL requirements and the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A., see Note 32.1 to our Consolidated Financial Statements.

C.   Research and Development, Patents and Licenses, etc.

In 2019, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

The BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

D.   Trend Information

The European financial services sector is expected to remain competitive in the current challenging environment. See “Item 4. Information on the Company―Competition”.    Further consolidation in the sector through mergers, acquisitions or alliances, might be possible. Some banks have exited some lines of their non-core businesses and activities.

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

Financial stability and consumer protection are the final goals of the global financial regulatory reform that started more than 10 years ago. However, if such reform is applied locally, inconsistently and heterogeneously, it can lead to divergences, regulatory inconsistencies and regulatory arbitrages with unintended consequences. In addition, the lack of homogeneity at the European level makes it difficult for investors to evaluate financial institutions and often imposes additional burdens on financial institutions. This could reduce the potential synergies for the Group, as it might not be allowed to sell the same products across all the jurisdictions in which it carries out its activities.

Regarding consumer protection rules, MiFID II is the legislative framework instituted by the European Union (EU) to regulate financial markets in the bloc and improve protections for investors. Its aim is to standardize practices across the EU and restore confidence in the industry, especially after the 2008 financial crisis. A revised version of the original MiFID, was rolled out on January 3, 2018, more than six years after the European Commission, the EU's executive branch, adopted a legislative proposal for it. Technically, MiFID II applies to the legislative framework, and the rules it outlines are actually the Markets in Financial Instruments Regulation (MiFIR); but colloquially, the term MiFID is used to mean both.

Broadly speaking, MiFID II / MiFIR goals are fostering investor protection, enhancing market transparency, multilateral trading (instead of bilateral or OTC trading) and competition and improving corporate governance and compliance, all at the same time. It represents a significant effort in terms of costs for regulators, supervisors and financial entities to adapt their systems to the new requirements.

In order to promote investor protection, MiFID II / MiFIR establish (i) stricter requirements for product design, distribution and follow-up; (ii) tougher conditions for the provision of independent services; (iii) the prohibition, subject to certain exceptions, of any remuneration, discount or non-monetary benefit in exchange for advisory services, including research; and (iv) detailed cost disclosure.

The greater pre-trade transparency and multilateral trading in markets might result in narrower margins due to a compression of spreads and in a change of paradigm in the competitive landscape. In addition, the higher post-trade transparency may have unintended consequences as a result of the availability of public information related to transactions closed on book positions.

Another key regulation for consumer protection in Europe is the Packaged Retail and Insurance-based Investment Products (“PRIIPs”) that came into effect in January 2018. The PRIIPs regulation aims to increase transparency and comparability among investment products. As such, financial institutions have to provide consumers with the most relevant information to make their investment decisions with a clear understanding of all the risks, costs and possible performance scenarios involved. The Regulatory Technical Standards (RTS) that define the Level 2 requirements of the PRIIPs Regulation are in effect as from January 1, 2018, including both presentation and content of the Key Investor Document (KIDs).

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

In 2019, the SRB communicated the MREL requirement to BBVA on the basis of the current legislation, including the SRB MREL policies. As of today, BBVA is already complying with MREL and its funding plan is aimed at the fulfillment of MREL on January 1, 2021, the date when it will become binding for the Group.

In June 2019, the CRD-IV entered into force in Europe, which reviews the prudential capital (CRR and CRD IV) and bank resolution (BRRD and SRM Regulation) frameworks. The purpose of this review is to implement the latest Basel standards (excluding Basel IV), the TLAC requirement and some technical adjustments identified in previous years. There will be a one and one-half to two year transposition process, although some elements will enter into force immediately (for example, TLAC for G-SIIs). In 2020, the focus will be on national transposition and the corresponding legislative changes, as well as the development of “level 2” norms by the EBA.

E.   Off-Balance Sheet Arrangements

Note 33 to the Consolidated Financial Statements provides information on loan commitments and financial guarantees given by the Group as of December 31, 2019, 2018 and 2017.

The following table provides information regarding assets under management as of the dates indicated:

	As of December 31,
	2019	2018	2017
	(In Millions of Euros)
Mutual funds	68,639	61,393	59,644
Pension funds	36,630	33,807	33,985
Other resources	2,534	2,949	3,081
Total assets under management	107,803	98,150	96,710

F.   Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2019  based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	10,435	15,990	10,872	9,032	46,329
Subordinated debt, subordinated deposits and preferred securities	1,154	2,346	224	14,294	18,018
Customer deposits	366,531	7,559	1,097	9,032	384,219
Capital lease obligations	-	-	-	-	-
Operating lease obligations	279	253	554	1,879	2,965
Purchase obligations	23	-	-	-	23
Post-employment benefits (1)	764	1,297	991	2,018	5,070
Insurance commitments (2)	1,571	1,197	1,806	6,032	10,606
Total (3)	380,756	28,643	15,543	42,288	467,230

(1)   Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 25 to the Consolidated Financial Statements.

(2)   Liabilities under insurance and reinsurance contracts.

(3)   The majority of senior and subordinated debt was issued at fixed rates (see Note 22.4 to the Consolidated Financial Statements). Floating-rate amounts were calculated based on the conditions prevailing as of December 31, 2019. The financial cost of such issuances for 2019, 2018 and 2017 is included in Note 37.2 to the Consolidated Financial Statements.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our Board of Directors is committed to ensuring a good corporate governance system in the design and operation of our corporate bodies in the best interests of the Company and our shareholders.

Our Board of Directors is subject to Board Regulations that reflect and implement the principles and elements of BBVA’s concept of corporate governance. These Board Regulations include standards for the internal management and operation of the Board and its Committees, as well as the rights and obligations of directors in the performance of their duties, which are contained in the Board Regulations.

General shareholders’ meetings are subject to their own set of regulations on issues such as how they operate and what rights shareholders have at such meetings. These establish the possibility of exercising or delegating votes over remote communication media.

Our Board of Directors has approved a report on corporate governance and a report on directors’ remuneration for 2019, according to the forms set forth under Spanish regulation for listed companies.

Shareholders and investors may find the documents referred to above on our website (www.bbva.com), under the “Shareholders and Investors” and “Corporate Governance and Remuneration Policy” sections.

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner. In addition, all the information required by Article 539 of the Spanish Corporate Enterprises Act can be accessed on BBVA’s website (www.bbva.com).

A.   Directors and Senior Management

We are managed by a Board of Directors that is currently composed of 15 members.

Pursuant to Article 1 of the Board Regulations, Bank directorships may be executive or non-executive. Executive directors are those who perform management duties in the Bank or any of its Group companies, irrespective of the legal relationship they have with it. All other Board members will hold non-executive directorships, and may be proprietary, independent or other external directors.

Independent directors are those non-executive directors who have been appointed based on their personal and professional qualities and who may perform their duties without being constrained by their relationship with the Company, or its Group, its significant shareholders or managers. Under the Board Regulations, directors may not be considered independent in any of the following situations:

(a)   they have been employees or have been executive directors of Group companies in the last three or five years, respectively;

(b)   they receive from the Bank, or from Group companies, any amount or benefit for any item other than director’s remuneration, except for those which are not significant for such director. For the purposes of this item, neither dividends nor pension allowances received by directors relating to their previous professional or employment relations will be taken into account, provided that said allowances are unconditional in nature and, therefore, the company that provides said allowances may not suspend, modify or revoke their accrual at its discretion without breaching its obligations;

(c)   they are, or have been in the past three years, a partner of an external auditor or have been responsible during this time for the auditor’s report of the Company or any other company within its Group;

(d)   they are executive directors or senior managers of another company for which an executive director or senior manager of the Company is an external director;

(e)   they have, or have had over the last year, a significant business relationship with the Bank or any company within its Group, whether in their own name or as a significant shareholder, director or senior manager of a company that has, or has had, such a relationship. Business relationships include supplying goods or services, including financial services, as well as acting as an adviser or consultant;

(f)   they are significant shareholders, executive directors or senior managers of a company that receives, or has received in the past three years, donations from the Company or from its Group. Those who are simply trustees of a foundation receiving donations will not be considered included in this item;

(g)   they are spouses, partners in a similar relationship of affection or relatives up to the second degree of an executive director or senior manager of the Company;

(h)   they have not been proposed for appointment or renewal by the Appointments and Corporate Governance Committee;

(i)   they have been directors for a continuous period of more than twelve years; or

(j)   in relation to a significant shareholder or shareholder represented on the Board of Directors, any of the circumstances referred to in items (a), (e), (f) or (g) above shall apply. In the event of the kinship relations referred to in item (g), the limitation will apply not only to the shareholder, but also to any proprietary directors of the company in which shares are held.

Directors with a shareholding in the Company may be considered independent provided that they do not meet the conditions above and, in addition, that their shareholding is not legally regarded as significant.

Regulations of the Board of Directors

The principles and elements comprising our corporate governance are set forth in our Board Regulations, which govern the internal procedures and the operation of the Board and its Committees and directors’ rights and duties as described in their charter.

Moreover, the Board of Directors, at its meeting on April 29, 2019, approved amendments to the Regulations of the Board of Directors and to those of its committees. As a result, all Board committees have their own regulations with the following characteristics in common: (i) harmonized structure and content; (ii) the specific functions of the respective committee; and (iii) referral to the Regulations of the Board as regards the operation of the committee in all matters not provided for in each set of regulations.

The full text of the Board Regulations and those of the Board committees can be found on BBVA’s website (www.bbva.com).

The following provides a brief description of several significant matters covered in the Regulations of the Board of Directors.

Performance of Directors’ Duties

Directors must fulfil the duties imposed by applicable law and the Bylaws with fidelity to the corporate interest, which is understood as the interest of the Company.

They will participate in the deliberations, discussions and debates on matters submitted for their consideration, and they should clearly express their opposition when they consider that any proposal submitted to the Bank’s corporate bodies may be contrary to the corporate interest and will be provided in advance with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies. They may ask for any additional information and advice required to perform their duties. They must devote to their duty the necessary time and effort to perform it effectively and are required to attend the meetings of the corporate bodies on which they sit, except for a justifiable reason.

The directors may also request the Board of Directors for external expert assistance for any matters submitted to their consideration whose special complexity or importance so requires.

Conflicts of Interest

The rules comprising the Board Regulations detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations with which they are linked, and the BBVA Group. They set out procedures for such cases, in order to avoid conduct contrary to our best interests. The rules contained in the Board Regulations are in line with the specific regulations established in the Spanish Corporate Enterprises Act.

These rules help ensure directors’ conduct reflects stringent ethical codes, in keeping with applicable standards and according to core values of the BBVA Group.

Incompatibilities

Directors are also subject to the rules on limitations and incompatibilities established under the applicable regulations at any time and, in particular, to the provisions of Spanish Law 10/2014 and Circular 2/2016, of the Bank of Spain, for credit institutions on supervision and solvency. A director of BBVA may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those that undertake management duties irrespective of the legal bond attributed by those duties. The following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within (i) entities that form part of the same institutional protection scheme or (ii) traded companies in which the entity holds a significant shareholding. Positions held in non-profit organizations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions. Nevertheless, the Bank of Spain may authorize members of the Board to hold an additional non-executive position if it deems that this would not interfere with the proper performance of the director’s activities in the credit institution.

In addition, pursuant to the provisions of Article 11 of Board Regulations, directors may not provide professional services to companies competing with the Bank or any of its Group companies, unless they have received express prior authorization from the Board of Directors or the general shareholders’ meeting, as appropriate, or unless these activities had been provided or conducted before the director joined the Bank, they had posed no effective competition and they had informed the Bank of such at that time.

Term of Directorships and Director Age Limit

Directors will stay in office for the term set out in our Bylaws (three years). If they have been co-opted, they will stay in office until the first general shareholders’ meeting is held. The general shareholders’ meeting may then ratify their appointment for the term of office established under our Bylaws.

BBVA’s Board Regulations establish an age limit for sitting on the Bank’s Board. Directors must submit their resignation at the first meeting of the Bank’s Board of Directors to be held after the general shareholders’ meeting approving the accounts for the financial year in which they reach the age of seventy-five years.

Appointment and Re-election of Directors

The proposals for appointment or re-election of directors submitted by the Board of Directors to the general shareholders’ meeting, as well as the appointments made directly to fill vacancies under its co-opting powers, will be approved at the proposal of the Appointments and Corporate Governance Committee for independent directors and prior report from this Committee for all other directors.

The proposal must be accompanied by an explanatory report by the Board of Directors assessing the skills, experience and merits of the candidate proposed, which will be added to the minutes of the general shareholders’ meeting or the Board of Directors meeting.

To such end, the Appointments and Corporate Governance Committee will evaluate the balance of knowledge, skills and experience of the Board of Directors, as well as the conditions that the candidates must meet to cover the vacancies that arise, assessing the dedication of time considered necessary to adequately carry out their duties, in view of the needs of the corporate bodies at any given time.

Directors’ Resignation and Dismissal

Furthermore, in the following circumstances, reflected in the Board Regulations, directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office or not. Should the Board decide against their continuity, they are required to tender their resignation:

•          when they are affected by circumstances of incompatibility or prohibition as defined under legislation in force, in the Bylaws or in the Board Regulations;

•          when significant changes occur in their personal or professional situation that affect the status by virtue of which they were appointed as directors;

•          in the event of serious breach of their duties in the performance of their role as directors;

•          when, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation; or

•          when they are no longer suitable to hold the status of director of the Bank.

Evaluation

Article 17 of the Board Regulations indicates that the Board of Directors will assess the quality and effectiveness of the operation of the Board of Directors, as well as will assess the performance of the duties of the Chairman of the Board, based in each case on the report submitted by the Appointments and Corporate Governance Committee (process which will be led by the Lead Director). Likewise, the Board will carry out the assessment of the operation of its Committees, based on the reports submit thereby. Furthermore, the Board of Directors will assess the performance of the Chief Executive Officer, based on the report submitted by the Appointments and Corporate Governance Committee, which will include the assessment made by the Executive Committee.

Moreover, Article 18 of the Board Regulations establishes that the Chairman will organize and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Pursuant to the provisions of the Board Regulations, during the evaluation process conducted for 2019, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chairman and the Chief Executive Officer; and (iii) the operation of the Board Committees.

The Board of Directors

Our Board of Directors is currently comprised of 15 members.

The following table sets forth the names of the members of the Board of Directors as of the date of this Annual Report, their date of appointment and, if applicable, re-election, their current positions and their present principal outside occupation and main employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Carlos Torres Vila(1)(6)	1966	Group Executive Chairman	May 4, 2015	March 15, 2019

Chairman of the Board of Directors and Group Executive Chairman of BBVA. Chairman of the Executive Committee and of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. Chief Executive Officer of BBVA from May 2015 to December 2018. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Onur Genç (1)	1974	Chief Executive Officer	December 20, 2018	March 15, 2019

Chief Executive Officer of BBVA. Director of BBVA USA Bancshares, Inc., Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. President and CEO of BBVA USA and BBVA’s Country Manager in the U.S. from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Executive Vice President at Garanti BBVA between 2012 and 2015.

Tomás Alfaro Drake(4)(6)	1951	External Director	March 18, 2006	March 17, 2017

Director of Internal Development and Professor of the Finance Department at Universidad Francisco de Vitoria. Director of the bachelor’s degree in Business Management and Administration, of the degrees in Marketing and in Business Management and Administration at Universidad Francisco de Vitoria from 1998 to 2012.

José Miguel Andrés Torrecillas(2)(3)(5)(8)	1955	Deputy Chair; Independent Director	March 13, 2015	March 16, 2018

Deputy Chair of the BBVA Board of Directors since April 2019. Chairman of the Appointments and Corporate Governance Committee. Director of Zardoya Otis, S.A. Chairman of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Director of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013.

Jaime Félix Caruana Lacorte(1)(2)(5)	1952	Independent Director	March 16, 2018	Not applicable

Chairman of the Audit Committee since April 2019. Member of the Group of Thirty (G-30) and Trustee of the Spanish Aspen Institute Foundation. General Manager of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Director of the Monetary and Capital Markets Department and Financial Counsellor and General Manager of the International Monetary Fund (IMF), between 2003 and 2006 he was Chairman of the Basel Committee on Banking Supervision, between 2000 and 2006 he was Governor of the Bank of Spain, and between 1999 and 2000 he was General Manager of Banking Supervision at the Bank of Spain.

Belén Garijo López(2)(3)(4)	1960	Independent Director	March 16, 2012	March 16, 2018

Chair of the Remunerations Committee. Member of the Executive Board of Merck Group and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and Chair of the International Senior Executive Committee (ISEC) of PhRMA, (Pharmaceutical Research and Manufacturers of America).

José Manuel González-Páramo Martínez-Murillo	1958	Executive Director	May 29, 2013	March 17, 2017

Executive Director of BBVA since May 2013 and Head of Global Economics and Public Affairs of BBVA. Chairman for Europe of the Trans-Atlantic Business Council, Chairman of the Fundación Consejo España-Perú, Chairman of European DataWarehouse GmbH and Professor at IESE Business School. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012.

Sunir Kumar Kapoor(6)	1963	Independent Director	March 11, 2016	March 15, 2019

Operating partner at Atlantic Bridge Capital, independent director of Stratio Big Data and non-executive director of iQuate Limited and advisor to mCloud. President and CEO of UBmatrix Inc from 2005 to 2011. Executive Vice President and CMO of Cassatt Corporation from 2004 to 2005. Oracle Corporation, Vice President Collaboration Suite from 2002 to 2004. Founder and CEO of Tsola Inc from 1999 to 2001. President and CEO of E-Stamp Corporation from 1996 to 1999. Vice President of Strategy, Marketing and Planning of Oracle Corporation from 1994 to 1996.

Carlos Loring Martínez de Irujo(1)(4)(5)	1947	External Director	February 28, 2004	March 17, 2017

Partner of J&A Garrigues from 1977 to 2004, where he has also held a series of senior offices, including Director of M&A Department, Director of Banking and Capital Markets Department and member of its Management Committee.

Lourdes Máiz Carro(2)(4)	1959	Independent Director	March 14, 2014	March 17, 2017

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

Independent member of the Board of Directors of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She was an independent member of the Board of Directors of Deutsche Bank SAE from 2014 to 2018 and Banco Etcheverría from 2013 to 2014. General Director of Risks and Member of the Management Committee of Banco Pastor, between 2008 and 2011. Before that, she held several positions at Bankinter, including Chief Risk Officer and was a member of the Management Committee between 2004 and 2008.

Juan Pi Llorens(3)(5)(6)(7)	1950	Independent Director	July 27, 2011	March 16, 2018

Lead Director and Chairman of the Risk and Compliance Committee. Chairman of the Board of Directors of Ecolumber, S.A. and non-executive director of Oesía Networks, S.L. and of Tecnobit, S.L.U. representing Relocation & Execution Services, S.L. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe from 2005 to 2008, Vice President of Technology & Systems Group at IBM Europe from 2008 to 2010 and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China from 2009 to 2011. He was executive President of IBM Spain between 1998 and 2001.

Susana Rodríguez Vidarte(1)(3)(5)	1955	External Director	May 28, 2002	March 17, 2017	Professor of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. Doctor in Economic and Business Sciences from Universidad de Deusto.
Jan Paul Marie Francis Verplancke(6)	1963	Independent Director	March 16, 2018	Not applicable

Director, Chief Information Officer, Group Head of Technology and Banking Operations, of Standard Chartered Bank, between 2004 and 2015. Before that, he held Chief several positions in multinational companies, such as Vice President of Technology and Information Officer, in the EMEA region of Dell (1999-2004).

(*)   Where no date is provided, the position is currently held.

(1)   Member of the Executive Committee.

(2)   Member of the Audit Committee.

(3)   Member of the Appointments and Corporate Governance Committee.

(4)   Member of the Remunerations Committee.

(5)   Member of the Risk and Compliance Committee.

(6)   Member of the Technology and Cybersecurity Committee.

(7)   Lead Director.

(8)   Deputy Chair.

The Bank’s Board of Directors has also submitted to the general shareholders’ meeting, planned to be held on March 13, 2020, the appointment of three new directors, for the statutory period of three years:

•          Raúl Catarino Galamba de Oliveira, with the status of independent director. His professional trajectory has been tied to McKinsey & Company, where he was appointed as a Partner in 1995 and Director of the Portuguese office in 2000. At this firm, he has also held other important positions of responsibility, including Managing Partner for Spain and Portugal between 2005 and 2011, Managing Partner of Global Risk practice between 2013 and 2016, member of the Global Shareholders Council from 2005 to 2011, member of the Partner Election and Evaluation Committees between 2011 and 2007, member of the Remunerations Committee from 2005 to 2013 and Chairman of the Global Learning Board from 2006 to 2011.

•          Ana Leonor Revenga Shanklin, with the status of independent director. She is Senior Fellow at the Brookings Institution and President of the Board at the ISEAK Foundation since 2018 and Associate Professor at the Walsh School of Foreign Service at Georgetown University since 2019. She has undertaken much of her professional experience at the World Bank, having held several positions of responsibility including Senior Director Global of the Poverty and Equity Practice between 2014 and 2016 and Deputy Chief Economist in 2016 and 2017.

•          Carlos Vicente Salazar Lomelín, with the status of external director. He is the Chairman of the Consejo Coordinador Empresarial de México (the Mexican Business Coordinating Council) since 2019 and independent director of Sukarne and Alsea since 2017 and 2019, respectively. He is also a director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. He spent a large part of his career working for Fomento Económico Mexicano S.A.B. de C.V. (Femsa) until 2019, assuming the role of General Manager of Cervecería Cuauhtémoc-Moctezuma and General Manager of Femsa between 2014 and 2017. He was Executive Chairman of Consejo Nuevo León and Chairman of the Comité de Propuesta Económica (Committee for Economic Proposal) of COPARMEX.

Each of these proposed appointments is subject to approval of the general shareholders’ meeting of BBVA and to verification, by the ECB, considering the regulatory suitability requirements for the performance of their duties as directors.

Senior Management

Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History(*)
Carlos Torres Vila	Group Executive Chairman

Chairman of the Board of Directors and Group Executive Chairman of BBVA. Chairman of the Executive Committee and of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. Chief Executive Officer of BBVA from May 2015 to December 2018. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Onur Genç	Chief Executive Officer

Chief Executive Officer of BBVA and member of the Executive Committee. Director of BBVA USA Bancshares, Inc., Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. President and CEO of BBVA USA and BBVA’s Country Manager in the U.S. from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Executive Vice President at Garanti BBVA between 2012 and 2015.

José Manuel González-Páramo Martínez-Murillo	Head of Global Economics & Public Affairs

Executive Director of BBVA since May 2013 and Head of Global Economics and Public Affairs of BBVA. Chairman for Europe of the Trans-Atlantic Business Council, Chairman of the Fundación Consejo España-Perú, Chairman of European DataWarehouse GmbH and Professor at IESE Business School. Member of the ECB Governing Council and Executive Committee from 2004 to 2012.

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

Pello Xabier Belausteguigoitia Mateache (**)	Spain Country Manager

Spain Country Manager since December 2019. Director of BBVA OP3N and of BBVA Seguros, S.A. Seguros y Reaseguros. Head of Business Development BBVA Spain from 2017 to 2019, Director of BBVA Spain’s Northern Region from 2015 to 2017, Director of BBVA Spain’s Eastern Region from 2014 to 2015, Local Director at BBVA Spain’s Northwestern Region between 2011 and 2014 and Director of Commercial Businesses at BBVA Spain’s Northwestern Region from 2008 to 2011.

Carlos Casas Moreno	Head of Talent & Culture

Head of Talent & Culture since December 2018. He was Head of Compensation, Benefits & Key Roles from 2016 to December 2018, and was responsible for Organization Matters and Global Talent Management Policies in the Talent & Culture area between 2015 and 2016. Between 2010 and 2015, he worked on Process Re-engineering within the Innovation and Technology area. He worked at McKinsey & Company between 2000 and 2010, where he was an Associated Partner prior to leaving.

Victoria del Castillo Marchese	Head of Strategy & M&A

Head of Strategy & M&A since December 2018. Before that she held several relevant positions within the BBVA Group, such as Head of M&A for Europe and Turkey (2014 to December 2018), Director of Strategic Projects of the Finance Area (2009 to 2014) and Head of M&A for the USA (2006 to 2009).

Ana Fernández Manrique	Head of Regulation & Internal Control

Head of Regulation & Internal Control since July 2019. She has held several relevant positions within the BBVA Group such as Director of Non-Financial Risks during 2018, Director of Strategy and Finance at BBVA Real Estate Area from 2014 to 2017, Director of Strategy and Finance at Global Retail Area from 2011 to 2014, and Strategy & M&A Managing Director between 2008 and 2011.

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

Joaquín Manuel Gortari Díez (**)	Head of Internal Audit

Head of Internal Audit since December 2018. Before that he held several relevant positions within the BBVA Group, such as Chief of Staff to the Chairman (from 2010 to 2018), CFO in the Area of Technology and Operations (from 2008 to 2010), CFO of BBVA in the USA (from 2004 to 2008) and Deputy CFO of BBVA (from 2003 to 2004).

Ricardo Martín Manjón	Head of Data

Head of Data since April 2019. Director of BBVA Data & Analytics. Previously he was Global Head of Data Strategy & Data Science Innovation from 2017 to 2019, Head of Digital Transformation at BBVA Spain between 2013 and 2016, Marketing Director at BBVA Spain from 2011 to 2013. Also, he held the position of Global Head of Digital Banking at Nordea between 2016 and 2017.

Eduardo Osuna Osuna	Mexico Country Manager

Mexico Country Manager since May 2015 and General Manager of BBVA Bancomer. Previously he was Head of Government and Corporate Banking of BBVA Bancomer from 2012 to 2015 and Head of Commercial Banking of BBVA Bancomer from 2010 to 2012.

David Puente Vicente	Head of Client Solutions

Head of Client Solutions since April 2019. Previously, he was Head of Data from 2017 to 2019, Head of Business Development Spain from May 2015 to 2017. Previously, he held others posts at BBVA such as Head of CEO’s Office from 2009 to 2012 and Head of New Business Models from 2004 to 2006. He was Senior Associate at McKinsey & Company from 2002 to 2004.

Jaime Sáenz de Tejada Pulido	Chief Financial Officer

Head of the Finance Area since May 2015 (which in December 2018 incorporated the Accounting Area). Director of Garanti BBVA. Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014. Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.

Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring

Head of Country Monitoring since July 2016. Director of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA USA Bancshares, Inc., and Vice President of Garanti BBVA. He joined BBVA in 1993 and he has held various senior posts such as Country Networks - Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Head of CEO Office from 2002 to 2005.

Rafael Salinas Martínez de Lecea	Head of Global Risk Management

Head of Global Risk Management since May 2015 and Director of Garanti BBVA. Prior to this post, he was Head of Risk and Portfolio Management from 2006 to 2015 and CFO of Banco de Crédito Local de España from 2003 to 2005.

(*) Where no date is provided, positions are currently held. (**)Their position as Senior Manager of BBVA is pending to register on the Registry of Senior Officers of the Bank of Spain.

B.   Compensation

The provisions of BBVA’s Bylaws that relate to compensation of directors are in accordance with the relevant provisions of Spanish law. Furthermore, BBVA has a remuneration policy for BBVA directors (the “Directors’ Remuneration Policy”), which is aligned with the specific regulations applicable to credit institutions and best market practices.

Directors’ Remuneration Policy

The Directors’ Remuneration Policy for 2019, 2020 and 2021 was approved by the general shareholders’ meeting held on March 15, 2019, by a majority of 94.83%. This policy is available on our website (www.bbva.com).

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

•       The variable remuneration shall be based on effective risk management and linked to the level of achievement of financial and non-financial targets previously established and defined at the Group, area and individual levels, that take into account present and future risks assumed and the Group’s long-term interests.

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

•            The upfront portion of the annual variable remuneration shall be paid 50% in cash and 50% in BBVA shares, whereas the deferred portion shall be paid 60% in BBVA shares and 40% in cash.

•            Shares vested as annual variable remuneration shall be withheld for a one year lock-up period after delivery, except for the transfer of those shares required to honor the payment of taxes.

•            The deferred component of annual variable remuneration may be reduced, in part or in full, but never increased, based on the result of multi-year performance indicators aligned with the Group’s core risk management and control metrics, related to solvency, capital, liquidity, funding or profitability, or to share performance and recurring results of the Group, measured over a period of three years.

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

•            Executive directors may not use personal hedging strategies or insurance in connection with their remuneration and responsibility if such personal hedging strategies or insurance may undermine their incentives to align with sound risk management.

•            The variable component of remuneration for a year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%.

•            The entire annual variable remuneration shall be subject to “malus” and “clawback” arrangements during the whole deferral and lock-up period, on the same terms as for the rest of the Identified Staff, as follows:

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

For these purposes, the Bank will compare the performance assessment carried out for the relevant executive director with the ex post evolution of some of the criteria that contributed to the achievement of any targets. Both “malus” and “clawback” will apply to the annual variable remuneration of the year in which the event giving rise to application of the “malus” and/or “clawback” arrangements occurred, and they may be applied during the entire deferral and lock-up period applicable to the annual variable remuneration.

Notwithstanding the foregoing, in the event that these scenarios give rise to termination of contract of the executive director due to serious and guilty breach of duties, “malus” arrangements may apply to the entire deferred annual variable remuneration pending payment as of the date the termination decision is taken, in light of the extent of the damage caused.

In any case, the variable remuneration will be paid or vest only if it is sustainable according to the situation of the BBVA Group as a whole, and if justified on the basis of the Bank’s results, the business unit and of the executive director concerned.

Additionally, upon vesting of the shares, executive directors will not be allowed to transfer a number of shares equivalent in value to twice their annual fixed remuneration for at least three years after their delivery.

As regards non-executive directors, their remuneration system, in accordance with the Bank’s Bylaws and Directors’ Remuneration Policy, is based on the criteria of responsibility, dedication and incompatibilities inherent to their role, and consists entirely of fixed remuneration.

Remuneration received by non-executive directors in 2019

The remuneration paid to the non-executive members of the Board of Directors during 2019 is indicated below, individually and itemized for each non-executive director.

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (1)	Total
(Thousands of Euros)
Tomás Alfaro Drake	129				43		43		214
José Miguel Andrés Torrecillas	129		104	107		111		33	483
Jaime Caruana Lacorte	129	167	110	107			14		527
Belén Garijo López	129		68		107	45			348
Sunir Kumar Kapoor	129						43		172
Carlos Loring Martínez de Irujo	129	167		107	43				445
Lourdes Máiz Carro	129		68		43	14			253
José Maldonado Ramos	129	167				45			340
Ana Peralta Moreno	129		68		43				240
Juan Pi Llorens	129		24	214		31	43	53	493
Susana Rodríguez Vidarte	129	167		107		45			447
Jan Verplancke	129						43		172
Total (2)	1,545	667	442	642	278	289	186	87	4,134

(1)   Includes amounts received during the 2019 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director, positions for which they were appointed by resolution of the Board of Directors on April 29, 2019.

(2)   Includes remuneration paid for membership on the Board and its various committees during the 2019 financial year. By resolution of the Board of Directors on April 29, 2019, the functions of some Board committees were redistributed, and their associated remunerations were adapted to these changes in some cases.

Also, during the 2019 financial year, €104 thousand was paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

Remuneration received by executive directors in 2019

During the 2019 financial year, the executive directors received the amount of the annual fixed remuneration corresponding to such financial year, established for each director in the Directors’ Remuneration Policy, which was approved by the general shareholders’ meeting held on March 15, 2019.

In addition, the executive directors received their annual variable remuneration for the 2018 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to such year, was due to be paid to them during the 2019 financial year.

In application of this settlement and payment system:

•          40% of the 2018 annual variable remuneration for executive directors was paid in the 2019 financial year (the “upfront portion”), in equal parts in cash and in shares.

•          The remaining 60% of the annual variable remuneration was deferred (40% in cash and 60% in shares) for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (the “deferred portion”). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the deferred portion, even in its entirety, but in no event will the deferred portion be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% in 2022, 20% in 2023 and the remaining 20% in 2024.

•          All of the shares delivered to the executive directors as annual variable remuneration, including both as part of the upfront portion and the deferred portion, will be withheld for a one year lock-up period after delivery, except for shares transferred to honor the payment of taxes accruing on the shares received.

•          The deferred portion of the annual variable remuneration payable in cash will be subject to updating under the terms established by the Board of Directors.

•          Executive directors may not use personal hedging strategies or insurance in connection with their remuneration and responsibility if such personal hedging strategies or insurance may undermine their incentives to align with sound risk management.

•          The variable component of the remuneration for executive directors corresponding to 2018 is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the general shareholders’ meeting held during such financial year.

•          Over the entire deferral and withholding period, the entire annual variable remuneration for the executive directors will be subject to “malus” and “clawback” arrangements.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number of shares equivalent in value to twice their annual fixed remuneration for at least three years after their delivery.

Moreover, during the 2019 financial year, in accordance with the Directors’ Remuneration Policy for 2015 and in application of the settlement and payment system of the annual variable remuneration for such financial year, the Group Executive Chairman and the Head of Global Economics & Public Affairs (“Head of GE&PA”) received the deferred portion of the annual variable remuneration for the 2015 financial year (50% of the annual variable remuneration), the vesting of which was due during the 2019 financial year after being adjusted downwards following the result of the TSR indicator. This remuneration was paid in equal parts in cash and in shares, together with the corresponding update in cash, thus concluding payment of the annual variable remuneration to the executive directors for the 2015 financial year.

In accordance with the above, remunerations paid to executive directors during 2019 are indicated below, individually and itemized:

Annual Fixed Remuneration for 2019 (Thousands of Euros)
Group Executive Chairman	2,453
Chief Executive Officer	2,179
Head of GE&PA	834
Total	5,466

In addition, in accordance with the current Directors’ Remuneration Policy, during the 2019 financial year, the Chief Executive Officer (Consejero Delegado) received a corresponding amount of fixed remuneration in cash in lieu of pension (see “—Pension Commitments”), and for his mobility allowance. The Bank paid the Chief Executive Officer €654 thousand and €506 thousand, respectively, during the 2019 financial year.

Annual Variable Remuneration for 2018
	In cash (1) (Thousands of Euros)	In shares (1)
Group Executive Chairman	479	100,436
Chief Executive Officer (2)	200	41,267
Head of GE&PA	79	16,641
Total	758	158,344

(1)   Represents remunerations corresponding to the upfront portion (40%) of the annual variable remuneration for the 2018 financial year (paid 50% in cash and 50% in BBVA shares). For the Group Executive Chairman and Chief Executive Officer, these variable remunerations are linked in their entirety to their previous positions as Chief Executive Officer of BBVA and President & CEO of BBVA USA, respectively.

(2)   Remuneration received in U.S. dollars. Data in thousands of Euros is for information purposes.

Deferred Annual Variable Remuneration for 2015
	In cash (1) (Thousands of Euros)	In shares (1)
Group Executive Chairman	612	79,157
Head of GE&PA	113	14,667
Total	725	93,824

(1)   Represents remunerations corresponding to deferred portion of the annual variable remuneration for the 2015 financial year (50% of the annual variable remuneration for 2015 in equal parts in cash and shares), payment of which was due during the 2019 financial year, together with its corresponding update in cash, and after its downward adjustment following the result of the TSR indicator. For the Group Executive Chairman, this variable remuneration relates to his previous position as Chief Executive Officer of BBVA.

In addition, the executive directors received remuneration in kind during the 2019 financial year, including insurance premiums and others, amounting to a total of €411 thousand, of which €184 thousand was paid to the Group Executive Chairman, €144 thousand was paid to the Chief Executive Officer and €83 thousand was paid to the Head of GE&PA.

Remuneration received by Senior Management in 2019

During the 2019 financial year, the members of Senior Management, excluding executive directors, received the amount of the annual fixed remuneration corresponding to such financial year.

In addition, they received the annual variable remuneration for the 2018 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable for such financial year, was due to be paid to them during the 2019 financial year.

Under this settlement and payment system, the same rules as set out above for executive directors are applicable. These include, among others, that the upfront portion (40% of the annual variable remuneration) will be paid in the financial year following the year to which it corresponds, in equal parts in cash and in shares, and the deferred portion (60% of the annual variable remuneration) will be deferred (40% in cash and 60% in shares) over a five-year period, with its accrual and payment being subject to compliance with a series of multi-year indicators, applying the same payment schedule established for executive directors. Any shares received, including both as part of the upfront portion and the deferred portion, will be withheld for a one year lock-up period after delivery, except for shares transferred to honor the payment of taxes accruing on the shares received. Likewise, members of Senior Management may not use personal hedging strategies or insurance in connection with their remuneration and responsibility if such personal hedging strategies or insurance may undermine their incentives to align with sound risk management. The variable component of the remuneration for Senior Management corresponding to the 2018 financial year will be limited to a maximum amount of 200% of the fixed component of the total remuneration. Over the entire deferral and withholding period, the annual variable remuneration will be subject to “malus” and “clawback” arrangements.

Moreover, during the 2019 financial year, in accordance with the remuneration policy applicable to Senior Management in 2015 and in application of the settlement and payment system of the annual variable remuneration for such financial year, the members of Senior Management who were beneficiaries of such remuneration received the deferred portion of the annual variable remuneration for the 2015 financial year, after being adjusted downwards following the result of the TSR indicator. This remuneration was paid in equal parts in cash and in shares, along with the corresponding update in cash, concluding the payment of this remuneration to the members of Senior Management for the 2015 financial year.

In accordance with the above, the remuneration paid during the 2019 financial year to members of the Senior Management as a whole, who held that position as of December 31, 2019 (15 members), excluding executive directors, is indicated and itemized below:

Annual fixed Remuneration for 2019 (Thousands of Euros)
Senior Management Total	13,883

Annual variable Remuneration for 2018
	In cash (thousands of euro) (1)	In shares (1)
Senior Management Total	887	185,888

(1)   Represents remunerations corresponding to the upfront portion (40%) of the annual variable remuneration for the 2018 financial year (paid 50% in cash and 50% in BBVA shares). For those members of Senior Management who were appointed by the Board of Directors on December 20, 2018 and April 29, July 30 and December 19, 2019, this remuneration relates to their previous positions.

Deferred variable remuneration for 2015
	In cash (thousands of euro) (1)	In shares (1)
Senior Management Total	1,263	163,215

(1)   Represents remunerations corresponding to the deferred portion of annual variable remuneration for the 2015 financial year (50% of the annual variable remuneration for 2015 in equal parts in cash and in shares), payment of which was due during the 2019 financial year, together with its corresponding update in cash, and after its downward adjustment following the result of the TSR indicator.

In addition, all of the members of Senior Management, excluding executive directors, received remuneration in kind during the 2019 financial year, including insurance premiums and others, amounting to a total of €769 thousand.

Remuneration to be received by executive directors in 2020 and subsequent financial years

Annual variable remuneration for executive directors for 2019

Following the end of the 2019 financial year, the annual variable remuneration for executive directors corresponding to such financial year was determined, applying the conditions set out in the Directors’ Remuneration Policy, which was approved by the general shareholders’ meeting on March 15, 2019. As in the previous financial year, the following settlement and payment system applies to this remuneration:

•        The upfront portion (40% of the annual variable remuneration for the 2019 financial year) will be paid, provided that the conditions are met, during the first quarter of the 2020 financial year, in equal parts in cash and in shares, which amounts to €636 thousand and 126,470 BBVA shares in the case of the Group Executive Chairman; €571 thousand and 113,492 BBVA shares in the case of the Chief Executive Officer and €75 thousand and 14,998 BBVA shares in the case of the Head of GE&PA.

•        The deferred portion (60% of the annual variable remuneration for the 2019 financial year) will be deferred (40% in cash and 60% in shares) over a five-year period, subject to compliance with the multi-year performance indicators determined by the Board of Directors at the start of the 2019 financial year, which may lead to a reduction of the deferred portion, even in its entirety, but in no event may such amount be increased. These multi-year performance indicators will be calculated over the first three years of deferral and, provided that the relevant conditions have been met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral. All the above is subject to the settlement and payment system set out in the Directors’ Remuneration Policy, which includes, among other terms and conditions, “malus” and “clawback” arrangements and retention periods for the shares.

Deferred annual variable remuneration for executive directors for 2016

Following the end of the 2019 financial year, the deferred portion of the annual variable remuneration of executive directors for the 2016 financial year (50%) was determined, with delivery, if conditions are met, during the 2020 financial year, subject to the conditions established for this purpose in the applicable remuneration policy.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2016 to calculate the deferred portion of this remuneration, and in application of the relevant scales of achievement and their corresponding targets and weightings, the final amount of the deferred portion of the annual variable remuneration for the 2016 financial year was determined, with the corresponding downward adjustment following the result of the TSR indicator. As a result, such remuneration, including the corresponding updates, was determined in an amount of €656 thousand and 89,158 BBVA shares in the case of the Group Executive Chairman; €204 thousand and 31,086 BBVA shares in the case of the Chief Executive Officer; and €98 thousand and 13,355 BBVA shares in the case of the Head of GE&PA. Once these amounts are paid, there will be no more outstanding payments due to the executive directors in respect of annual variable remuneration for the 2016 financial year.

In addition, as of the end of the 2019 financial year, in addition to the abovementioned deferred portion of the annual variable remuneration of the executive directors for the 2019 financial year and in accordance with the conditions established in the remuneration policies applicable in previous years, 60% of the annual variable remuneration corresponding to the 2017 and 2018 financial years remains deferred and is pending payment to the executive directors, and will be received in future years if the applicable conditions are met.

Remuneration to be received by Senior Management in 2020 and subsequent financial years

Annual variable remuneration for Senior Management for 2019

Following the end of the 2019 financial year, the annual variable remuneration of Senior Management (15 members as of December 31, 2019, excluding executive directors) corresponding to such financial year was determined. The annual variable remuneration for all members of Senior Management, excluding executive directors, was determined to be a combined total amount of €6,363 thousand.

The upfront portion of the annual variable remuneration for the 2019 financial year for each member of Senior Management will be paid in the first quarter of 2020, in accordance with the settlement and payment system applicable in each case and in accordance with the provisions of the BBVA Group’s Remuneration Policy, if the applicable conditions are met, in an amount equal to €1,291 thousand and 257,907 BBVA shares. The remaining amount will be deferred and subject to the remaining conditions of the settlement and payment system applicable in each case and in accordance with the provisions of the BBVA Group’s Remuneration Policy.

Deferred annual variable remuneration of Senior Management for financial year 2016

Following the end of the 2019 financial year, the deferred portion of the annual variable remuneration of Senior Management (15 members as of December 31, 2019, excluding executive directors) for the 2016 financial year was determined, with delivery, if conditions are met, taking place during the 2020 financial year, subject to the conditions established for this purpose in the applicable remuneration policy.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2016 to calculate the deferred portion of this remuneration, and in application of the relevant scales of achievement and their corresponding targets and weightings, the final amount of the deferred portion of the annual variable remuneration for members of Senior Management for the 2016 financial year was determined, with the corresponding downward adjustment following the result of the TSR indicator. The combined total amount for the Senior Management, excluding executive directors, was determined to be €1,277 thousand and 196,899 BBVA shares, including the corresponding updates. With these amounts paid, there will be no more outstanding payments due to Senior Management in respect of the annual variable remuneration for the 2016 financial year.

In addition, as of the end of the 2019 financial year, in addition to the abovementioned deferred portion of the annual variable remuneration for the 2019 financial year and in accordance with the conditions established in the remuneration policies applicable in previous years, 60% of the annual variable remuneration corresponding to the 2017 and 2018 financial years remains deferred and is pending payment to the members of Senior Management and will be received in future years if the applicable conditions are met.

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

The number of “theoretical shares” allocated during the 2019 financial year to each non-executive director beneficiary of the remuneration system in “theoretical shares” with deferred delivery, corresponding to 20% of the total remuneration received in cash by such directors during the 2018 financial year, was as follows:

	Theoretical shares allocated in 2019	Theoretical shares accumulated as of December 31, 2019
Tomás Alfaro Drake	10,138	93,587
José Miguel Andrés Torrecillas	19,095	55,660
Jaime Caruana Lacorte	9,320	9,320
Belén Garijo López	12,887	47,528
Sunir Kumar Kapoor	6,750	15,726
Carlos Loring Martínez de Irujo	17,515	116,391
Lourdes Máiz Carro	11,160	34,320
José Maldonado Ramos	15,328	94,323
Ana Peralta Moreno	5,624	5,624
Juan Pi Llorens	17,970	72,141
Susana Rodríguez Vidarte	17,431	122,414
Jan Verplancke	5,203	5,203
Total	148,421	672,237

Pension commitments with directors and Senior Management

The Bank does not have pension commitments with non-executive directors.

With regard to the Group Executive Chairman, the Directors’ Remuneration Policy establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of a serious breach of duties, to receive a retirement pension, paid as a lump sum or in installments, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields as of that date.

The annual contribution to cover the retirement contingency for the Group Executive Chairman’s defined-contribution system, as established in the Directors’ Remuneration Policy, was determined as a result of the conversion of his previous defined-benefit rights into a defined-contribution system, in the annual amount of €1,642 thousand. The Board of Directors may update this amount during the term of the Directors’ Remuneration Policy, in the same way and under the same terms as it may update the annual fixed remuneration.

15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, and therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Directors’ Remuneration Policy.

In the event the Group Executive Chairman’s contract terminates before reaching retirement age for reasons other than serious breach of duties, the retirement pension due to the Group Executive Chairman upon reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for the Group Executive Chairman, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.

In line with the above, during the 2019 financial year, €1,919 thousand was recorded to meet the pension commitments for the Group Executive Chairman. This amount includes the contribution to the retirement contingency (€1,642 thousand) and the payment of premiums for the death and disability contingencies (€278 thousand), as well as the negative adjustment of €1 thousand for “discretionary pension benefits” for the 2018 financial year, which were declared at the end of the 2018 financial year and had to be registered in the accumulated fund in the 2019 financial year.

As of December 31, 2019, the total accumulated amount of the fund to meet the retirement commitments for the Group Executive Chairman amounted to €21,582 thousand.

With regard to the agreed annual contribution to the retirement contingency corresponding to the 2019 financial year, 15% (€246 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the 2019 financial year, this amount was adjusted according to the criteria established to determine the Group Executive Chairman’s annual variable remuneration for the 2019 financial year. Accordingly, the “discretionary pension benefits” for the 2019 financial year were determined in an amount of €261 thousand, which will be included in the accumulated fund for the 2020 financial year, subject to the same conditions as the deferred portion of the annual variable remuneration for the 2019 financial year, as well as to the remaining conditions established for these benefits in the Directors’ Remuneration Policy.

With regard to the Chief Executive Officer, in accordance with the provisions of the current Directors’ Remuneration Policy and his contract, the Bank is not required to make any contributions to a retirement pension, although he is entitled to an annual cash sum instead of a retirement pension equal to 30% of his annual fixed remuneration. However, the Bank does have pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums will be paid.

In accordance with the above, in the 2019 financial year the Bank paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out under “—Remuneration received by executive directors in 2019”. Furthermore, €141 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

For the Head of GE&PA, the pension system provided for in the Directors’ Remuneration Policy establishes an annual contribution of 30% of the Head of GE&PA’s annual fixed remuneration to cover the retirement contingency. 15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Directors’ Remuneration Policy.

The Head of GE&PA, upon reaching retirement age, will be entitled to receive, as a lump sum or in installments, the benefits arising from contributions made by the Bank to cover pension commitments, plus the corresponding yield accumulated up to that date, provided the Head of GE&PA does not leave said position due to serious breach of duties. In the event of voluntary termination of the contractual relationship by the director before retirement, the benefits will be limited to 50% of the contributions made by the Bank up to that date, together with the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event upon termination of the contractual relationship.

With respect to the commitments to cover the contingencies for death and disability benefits for the Head of GE&PA, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.

In line with the above, during the 2019 financial year, €404 thousand was recorded to meet the pension commitments for the Head of GE&PA. This amount includes the contribution to the retirement contingency (€250 thousand) and the payment of premiums to cover the death and disability contingencies (€150 thousand), as well as €4 thousand corresponding to the adjustment made to the amount of “discretionary pension benefits” for the 2018 financial year, as declared at the end of the 2018 financial year and which had to be registered in the accumulated fund in the 2019 financial year.

As of December 31, 2019, the total accumulated amount of the fund to meet the retirement commitments for the Head of GE&PA amounted to € 1,404 thousand.

With regard to the annual contribution agreed for the retirement contingency, 15% (€38 thousand) was registered in the 2019 financial year as “discretionary pension benefits”. Following the end of the 2019 financial year, this amount was adjusted according to the criteria established to determine the Head of GE&PA’s annual variable remuneration for the 2019 financial year. Accordingly, the “discretionary pension benefits” for the 2019 financial year were determined in an amount of €40 thousand, which will be included in the accumulated fund for the 2020 financial year, subject to the same conditions as the deferred portion of the annual variable remuneration for the 2019 financial year, as well as the remaining conditions established for these benefits in the Directors’ Remuneration Policy.

In addition, during the 2019 financial year, €3,281 thousand was recorded to meet the pension commitments for members of the Senior Management (15 members holding that position as of December 31, 2019, excluding executive directors). This amount includes both the contribution to the retirement contingency (€2,656 thousand) and the payment of premiums to cover the death and disability contingencies (€627 thousand), as well as the negative adjustment of €2 thousand for “discretionary pension benefits” for the 2018 financial year, as declared at the end of the 2018 financial year, and which had to be registered in the accumulated fund in the 2019 financial year.

At December 31, 2019, the total accumulated amount of the fund to meet the retirement commitments for members of the Senior Management amounted to €20,287 thousand.

15% of the agreed annual contributions for members of the Senior Management to cover retirement contingencies will be based on variable components and considered “discretionary pension benefits”, and therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of the Senior Management.

Accordingly, with regard to the agreed annual contribution for the retirement contingency registered in the 2019 financial year, an amount of €389 thousand was registered as “discretionary pension benefits” during the 2019 financial year and, following the end of the 2019 financial year, this amount was adjusted according to the same criteria established to determine the Senior Management’s annual variable remuneration for the 2019 financial year. Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2019 financial year were determined in an amount of €402 thousand, which will be included in the accumulated fund for the 2020 financial year, subject to the same conditions as the deferred portion of annual variable remuneration for the 2019 financial year, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

Extinction of contractual relationship

In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to pay severance benefits to any executive directors.

With regard to Senior Management, excluding executive directors, the Bank paid out a total of €8,368 thousand during the 2019 financial year, resulting from the termination of employment of four senior managers with an average length of service in the Group of 25 years, pursuant to the terms of their employment contracts. These contracts include the right to receive the relevant legal severance payment, provided that termination of their contract is not due to voluntary leave, retirement, disability or serious breach of their duties. These amounts will be calculated in accordance with the provisions of applicable labor regulations. In some cases, the contracts also include the right to an amount in addition to the required legal severance payment, which will be considered variable remuneration in accordance with the solvency regulations that apply to these senior managers, as well as prior notice clauses.

In connection with the above, as of December 31, 2019, €1,199 thousand was pending payment and will be paid, if conditions are met, in accordance with the same schedule and regulations of the settlement and payment system applicable to the annual variable remuneration for the 2019 financial year, as established in the remuneration policy applicable to the members of Senior Management.

These payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the Group's risk profile, to which these senior managers belonged.

C.    Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the following other specialized Board Committees: the Audit Committee; the Appointments and Corporate Governance Committee; the Remunerations Committee; the Risk and Compliance Committee; and the Technology and Cybersecurity Committee.

Additional information on our Board Committees, including their current composition, is provided below.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors, three external directors and one independent director, who are the following:

Position	Name
Chairman	Mr. Carlos Torres Vila
Members	Mr. Onur Genç Mr. Jaime Félix Caruana Lacorte Mr. Carlos Loring Martínez de Irujo Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

According to Regulations of the Executive Committee, which were approved by the Board of Directors in April 2019, the Executive Committee will deal with matters delegated to it by the Board of Directors and, in particular, will have the following functions, among others:

Support functions to the Board of Directors in its decision-making:

•          On strategy: (i) establishment of the bases and previous analysis of the proposals submitted to the Board of Directors in relation to the Bank’s Strategic Plan or other strategic decisions, including the Risk Appetite Framework; (ii) prior analysis of the strategic and financial aspects of the proposals submitted to the Board of Directors in relation to corporate transactions corresponding to its decision-making powers, in respect of which it will submit its report to the Board, accompanied, where necessary, by reports from the other Board committees on those matters within their respective remits.

•          On budgets: (i) prior analysis of the proposals submitted to the Board of Directors in relation to the Bank’s budgets; (ii) adoption of the corresponding decisions for the implementation of the budget approved by the Board of Directors; (iii) analysis of deviations from the approved budget and, where appropriate, reporting such to the Board of Directors.

•          On finances: (i) establishment of the bases and previous analysis of the proposals submitted to the Board of Directors relating to the Bank’s funding plan, its capital and liquidity structure, and its dividends policy; (ii) adoption of implementation decisions of mandates expressly conferred on it by the Board of Directors in these fields.

•          Analysis of matters relating to business risk in the proposals and plans submitted to the Board of Directors.

•          Analysis, assessment and management of matters relating to reputational risk.

Functions of prior reporting on policies submitted to the Board of Directors and approval of general Group and Company policies:

•          Analyze, prior to their consideration by the Board of Directors, the general Group and Company policies that, in accordance with the law or internal regulations, must be approved by the Board of Directors, except for policies relating to issues within other Board committees’ remit, which will be approved or reported to the Board beforehand by the corresponding committee.

Monitoring and control functions:

•          The Committee will perform monitoring and control functions regarding the following matters, among others: (i) the Group’s activity and results; (ii) budget monitoring; (iii) progress of the Strategic Plan, through the key performance indicators established for this purpose; (iv) monitoring of the Group’s liquidity and funding plan and capital situation, as well as of the activity of the Assets and Liabilities Committee; (v) analysis of the markets in which the Group carries out its activities; (vi) progress of the projects and investments agreed upon within its remit.

Decision-making powers over the following issues, among others:

•          Investments and divestments exceeding €50 million and not reaching €400 million, unless they are of a strategic nature due to their particular characteristics, in which case the decision will correspond to the Board of Directors.

•          Plans and projects that are considered of importance to the Group and that arise from its activities, when they do not fall within the remit of the Board of Directors.

•          The granting and revoking of the Bank’s powers of attorney.

•          Proposals for the appointment and replacement of directors in the Bank’s subsidiaries or investee companies with more than €50 million in own funds.

The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2019, the Executive Committee met eighteen (18) times.

Audit Committee

The Audit Committee shall perform the duties required under applicable law, Board regulations, our Bylaws and its specific Regulations. Essentially, its mission is to assist the Board in overseeing the preparation of the financial statements and public information, and the relationship with the external auditor and the Internal Audit function.

The Board Regulations establish that the Audit Committee will be composed of a minimum of four directors to be appointed by the Board of Directors, which will also appoint its Chair, who will be replaced every four years and may be re-elected one year after ceasing to hold the position. The Audit Committee will be composed exclusively of independent directors. The Board of Directors will endeavor to ensure that the members of the Committee have the knowledge and experience appropriate to the duties they are called upon to perform. In any event, at least one member will be appointed taking into account his or her knowledge and experience in accounting, auditing or both. . See “Item 16.A. Audit Committee Financial Expert”.

As of the date of this Annual Report, the Audit Committee is comprised of five independent directors, who are the following:

Position	Name
Chairman	Mr. Jaime Félix Caruana Lacorte Mr. José Miguel Andrés Torrecillas
Members	Mrs. Belén Garijo López Mrs. Lourdes Máiz Carro Mrs. Ana Cristina Peralta Moreno

Under the Regulations of the Audit Committee, which were approved in April 2019, the scope of its functions is as follows:

•        Inform the general shareholders’ meeting on the questions raised in relation to the matters that are within the remit of the Committee and, in particular, on the result of the audit, explaining how the audit has contributed to the integrity of the financial information and the function performed by the Committee in this process;

•        Oversee the process of preparing and reporting financial information and submit recommendations or proposals to the Board of Directors aimed at safeguarding the integrity thereof.

•        Likewise, analyze, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial and related non-financial information.

•        Additionally, the Committee shall review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and to the presentation of the financial statements.

•        Oversee the effectiveness of the Company’s internal control and risk management systems, in terms of the process of preparing and reporting financial information, including fiscal risks, and discuss with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence. For such purposes, and where appropriate, the Committee may submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up;

•        With regard to the Internal Audit function:

a)        Propose to the Board of Directors the selection, appointment, re-election and removal of the head of the Internal Audit function, based on candidates from within the executive level pre-selected by the Talent & Culture area.

b)        Monitor the independence, effectiveness and operation of the Internal Audit function.

c)        Analyze and establish objectives for the head of the Internal Audit function and assess his or her performance, submitting its proposal on both matters to the Remunerations Committee in order to ensure alignment with the remuneration model applicable to the Senior Management at any given time, submitting the corresponding proposals to the Board of Directors.

d)        Ensure that the Internal Audit function has the necessary material and human resources for the effective performance of its functions, in terms of personnel, as well as material elements, systems, procedures and operation manuals.

e)        Analyze and, where appropriate, approve the annual work plan for the Internal Audit function, as well as any other occasional or specific plans to be implemented as a result of regulatory changes or as required for the organization of the Group’s business.

•        Receive monthly information from the head of the Internal Audit function regarding the activities carried out by the Internal Audit function, as well as regarding any incidents and obstacles that may arise, and verify that the Senior Management takes into account the conclusions and recommendations of his or her reports.

•        Be apprised of the audited units’ degree of compliance with corrective measures previously recommended by Internal Audit, and report to the Board on those cases that may involve a significant risk for the Group.

•        Submit to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as the hiring conditions of the external auditor, and to periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions;

•        Ensure the independence of the auditor in two senses: (i) avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, ensuring that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the auditing legislation in force at any given moment; (ii) establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair.

•        Establish appropriate relations with the auditor in order to receive information on any matters that may jeopardize their independence and any other matters in connection with the auditing process, as well as those other communications provided for by law and in auditing standards. In any event, the Committee must receive from the external auditors, on an annual basis, a statement of their independence with regard to the Company or entities directly or indirectly associated with it, as well as detailed and individualized information on additional services of any kind provided and the corresponding fees received by the external auditor or by persons or entities associated with the external auditor, as provided for in auditing legislation;

•        Where appropriate, authorize the provision of additional services other than prohibited services, by the auditor or associated persons or entities, the performance of which is required by applicable regulations in each case, under the terms provided for in auditing legislation.

•        Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every additional service referred to in the preceding paragraph, considered individually and collectively, other than the legal audit, and relating to the framework of independence or the regulations on audit activity;

•        Verify, with the appropriate frequency, that the external audit program is being carried out in accordance with the contract conditions and is thereby meeting the requirements of the competent official authorities and the corporate bodies. The Committee will also periodically – at least once per year – request from the auditor an evaluation of the quality of the internal control procedures regarding the preparation and reporting of the Group’s financial information;

•        Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work carried out and the progress of the Company’s risks and accounting situations;

•        Be apprised of any infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit, provided that these are relevant;

•        Be apprised of reports, documents or communications from external supervisory bodies related to the scope of the Committee’s functions in the terms set out above. The Committee will ensure that the instructions, requirements and recommendations received from the supervisory bodies are implemented in due time and form, in order to correct any irregularities, shortfalls or inadequacies that may be detected in the inspections performed, within the scope of their functions;

•        Report on all matters within its remit as provided for in the law, the Bylaws and the Regulations of the Board of Directors prior to any decisions that the Board of Directors may be required to adopt regarding such matters, and in particular on: financial information that the Company is required to publish; economic conditions and accounting impact of relevant corporate transactions and structural modifications (modificaciones estructurales); the creation or acquisition of shares in special purpose vehicles or in entities domiciled in territories considered to be tax havens; and related-party transactions;

The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2019, the Audit Committee met fifteen (15) times.

Executives responsible for the areas that manage matters within the Committee’s remit may be called to meetings, in particular, Accounting and Internal Audit areas and, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed convenient. The Committee may also call any other Group employee or manager, and even arrange for them to attend without the presence of any other manager.

Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called. In any event, the Committee will endeavor to hold private meetings with the head of Internal Audit and with the external auditor, without the attendance of other persons and at appropriate intervals.

The Committee may, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be provided by experts or technical staff within the Group on grounds of specialization or independence.

Furthermore, the Committee may solicit personal cooperation and reports from any employee or member of the Senior Management if deemed necessary in order to comply with its functions in relevant matters.

Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee assists the Board of Directors in matters relating to the selection and appointment of members of the Board of Directors; the assessment of performance; the drafting of succession plans; the Bank’s corporate governance system; and the supervision of the conduct of directors and any conflicts of interest that may affect them.

In compliance with the Board Regulations, this Committee will be composed of a minimum of three directors who must be non-executive directors appointed by the Board of Directors, which will also appoint its Chair. The Chair and the majority of its members must be independent directors.

As of the date of this Annual Report, the Appointments and Corporate Governance Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position	Name
Chairman	Mr. José Miguel Andrés Torrecillas
Members	Mrs. Belén Garijo López Mr. José Maldonado Ramos Mr. Juan Pi Llorens Mrs. Susana Rodríguez Vidarte

The functions of the Appointments and Corporate Governance Committee under the Regulations of the Appointments and Corporate Governance, which were approved by the Board of Directors in April 2019, are as follows:

•        Submit proposals to the Board of Directors for the appointment, re-election or removal of independent directors and report on proposals for the appointment, re-election or removal of the remaining directors.

To this end, the Committee will evaluate the balance of knowledge, skills and experience of the Board of Directors, as well as the conditions that the candidates must meet to cover the vacancies that arise, assessing the dedication of time considered necessary to adequately carry out their duties, in view of the needs that the corporate bodies have at any given time.

The Committee will ensure that selection procedures are not implicitly biased in such a way that may entail any kind of discrimination and, in particular, that may hinder the selection of directors of the underrepresented gender, endeavoring that directors of said gender who display the professional profile sought are included amongst potential candidates.

The Committee, when drafting the corresponding proposals for the appointment of directors, will take into consideration, in case they may be considered suitable, any requests that may be made by any member of the Board of Directors regarding potential candidates to fill the vacancies that have arisen;

•        Submit proposals to the Board of Directors on policies on the selection and diversity of the members of the Board of Directors;

•        Establish a target for representation of the underrepresented gender on the Board of Directors and draw up guidelines on how to reach that target;

•        Analyze the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation;

•        Analyze the suitability of the members of the Board of Directors;

•        Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report;

•        Report on proposals for the appointment of the Chairman of the Board and Secretary and, where appropriate, the Deputy Chair and the Deputy Secretary, as well as the Chief Executive Officer (Consejero Delegado);

•        Submit to the Board of Directors proposals for the appointment, removal or re-election of the Lead Director;

•        Determine the procedure for assessing the performance of the Chairman of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board’s committees, and to oversee its implementation;

•        Report on the quality and efficiency of the performance of the Board of Directors.

•        Report on the performance of the Chairman of the Board of Directors and of the Chief Executive Officer, integrating for the latter the assessment made in this regard by the Executive Committee, for the purpose of the periodic assessment of both by the Board of Directors;

•        Examine and organize the succession of the Chairman of the Board of Directors, the Chief Executive Officer and, where applicable, the Deputy Chair, in coordination with the Lead Director in the case of the Chairman of the Board and, where appropriate, submit proposals to the Board of Directors to ensure that the succession takes place in an orderly and planned manner;

•        Review the Board of Directors’ policy on the selection and appointment of members of the Senior Management, and submit recommendations to the Board when applicable;

•        Report on proposals for the appointment and removal of senior managers;

•        Regularly review and assess the Company’s corporate governance system and, where applicable, submit proposals to the Board of Directors, for approval or subsequent submission to the general shareholders’ meeting, on any amendments and updates that would contribute to its implementation and continuous improvement;

•        Ensure compliance with the provisions applicable to directors contained in the Regulations of the Board of Directors or in the applicable legislation, as well as with the rules relating to conduct on the securities markets, and inform the Board of these if it deems it necessary; and

•        Report, prior to any decisions that may be made by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Regulations of the Board of Directors and the Regulations of the Appointments and Corporate Governance Committee, and in particular on situations of conflict of interest of the directors.

In the performance of its duties, the Appointments and Corporate Governance Committee, through its Chair, will consult with the Chairman of the Board of Directors, particularly with respect to matters relating to executive directors and senior managers.

In accordance with the Regulations of the Appointments and Corporate Governance Committee, executives responsible for the areas that manage matters within the Committee’s remit may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed convenient. The Committee may also call any other Group employee or manager, and even arrange for them to attend without the presence of any other manager.

Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.

The Committee may, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be provided by experts or technical staff within the Group on grounds of specialization or independence. Furthermore, the Committee may solicit personal cooperation and reports from any employee or member of the Senior Management if deemed necessary in order to comply with its functions in relevant matters.

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2019, the Appointments and Corporate Governance Committee met eight (8) times.

Remunerations Committee

The Remunerations Committee, in accordance with the Board of Directors Regulations, assists the Board of Directors in remuneration matters within its remit and, in particular, those relating to the remuneration of directors, senior managers and those employees whose professional activities have a significant impact on the Group’s risk profile.

Under the Board Regulations, the Committee will be composed of a minimum of three directors appointed by the Board of Directors. All the members must be non-executive directors, with a majority of independent directors, including the Chair.

As of the date of this Annual Report, the Remunerations Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position	Name
Chairman	Mrs. Belén Garijo López
Members	Mr. Tomás Alfaro Drake Mr. Carlos Loring Martínez de Irujo Mrs. Lourdes Máiz Carro Mrs. Ana Cristina Peralta Moreno

In accordance with the Regulations of the Remunerations Committee, which were approved by the Board of Directors in April 2019, the scope of the functions of the Remunerations Committee is as follows:

•        Propose to the Board of Directors, for submission to the general shareholders’ meeting, the  remuneration policy for directors, and also submit its corresponding report, all in accordance with the terms established by applicable regulations at any given time;

•        Determine the remuneration of non-executive directors, as provided for in the remuneration policy for directors, submitting the corresponding proposals to the Board;

•        Determine the extent and amount of the individual remunerations, rights and other economic rewards, as well as the remaining contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the remuneration policy for directors, submitting the corresponding proposals to the Board of Directors;

•        Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess the degree of achievement thereof, submitting the corresponding proposals to the Board of Directors, which, in the case of the Chief Executive Officer (Consejero Delegado), will take into account the assessment made by the Executive Committee and, in the case of other executive directors who may report to the Group Executive Chairman or to the Chief Executive Officer, the assessment made by these;

•        Analyze, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of malus or clawback arrangements for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the corresponding committees in each case;

•        Annually submit the proposal of the annual report on the remuneration of the Bank’s directors to the Board of Directors, which will then be submitted to the annual general shareholders’ meeting, in accordance with the provisions of the applicable law;

•        Propose to the Board of Directors the remuneration policy for senior managers and employees whose professional activities have a significant impact on the Group’s risk profile. Likewise, oversee its implementation, including supervision of the process for identifying such employees;

•        Submit a proposal to the Board of Directors, and supervise the implementation of, the Group’s remuneration policy, which may include the policy for senior managers and the policy for employees whose professional activities have a significant impact on the Group’s risk profile, stated in the previous paragraph;

•        Submit to the Board of Directors the proposals for basic contractual conditions for senior managers, including their remuneration and severance indemnity in the event of termination;

•        Directly oversee the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation and Internal Control function and of the Internal Audit function, submitting the corresponding proposals to the Board of Directors, on the basis of those submitted to it in this regard by the Risk and Compliance Committee and the Audit Committee, respectively;

•        Ensure observance of the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications deemed necessary to ensure, amongst other things, that they are adequate for the purposes of attracting and retaining the best professionals, that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equity. In particular, ensure that the remuneration policies established by the Company are subject to internal, central and independent review at least once a year;

•        Verify the information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors; and

•        Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in remuneration matters, ensuring that any potential conflicts of interest do not impair the independence of the advice provided.

In the performance of its duties, the Committee, through its Chair, will consult with the Chairman of the Board of Directors, particularly with respect to matters relating to executive directors and senior managers.

Pursuant to the Regulations of the Remunerations Committee, executives responsible for the areas that manage matters within the Committee’s remit may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed convenient. The Committee may also call any other Group employee or manager, and even arrange for them to attend without the presence of any other manager.

Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.

The Remunerations Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2019, the Remunerations Committee met on seven (7) occasions.

Risk and Compliance Committee

The Board’s Risk and Compliance Committee’s essential function is to assist the Board of Directors in the determination and monitoring of the Group’s risk control and management policy, including risk internal control and non-financial risks, with the exception of those related to internal financial control, which are within the Audit Committee’s remit; those related to technological risk, which are within the Technology and Cybersecurity Committee’s remit; and those related to business and reputational risk, which are within the Executive Committee’s remit. It will also assist the Board of Directors in the oversight of the Compliance functions and the implementation of a risk and compliance culture in the Group.

The Risk and Compliance Committee will consist of a minimum of three directors appointed by the Board of Directors, which will also appoint its Chair. All the members of this Committee must be non-executive directors and the majority, including the Chair, must be independent directors. The Board of Directors will endeavor to ensure that the members of the Committee possess the appropriate knowledge, ability and experience to understand and control the risk strategy.

As of the date of this Annual Report, the Risk and Compliance Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position	Name
Chairman	Mr. Juan Pi Llorens
Members	Mr. José Miguel Andrés Torrecillas Mr. Jaime Félix Caruana Lacorte Mr. Carlos Loring Martínez de Irujo Mrs. Susana Rodríguez Vidarte

Under the Regulations of the Risk and Compliance Committee, which were approved by the Board of Directors in April 2019, the Committee has the following duties:

•        Based on the strategic elements established by either the Board of Directors or the Executive Committee at any given time, analyze and submit to the Board proposals regarding the Group’s risk strategy, management and control, identifying in particular:

a)     The Group’s risk appetite; and

b)    Determination of the level of risk considered acceptable in terms of risk profile and capital at risk, broken down by the Group’s businesses and areas of activity.

The foregoing will include the Bank’s Risk Appetite Framework, the internal capital and liquidity adequacy assessment processes, which the Committee will analyze and submit to the Board of Directors, based on the strategic-financial approaches determined by both the Board of Directors and the Executive Committee;

•        Address, in a manner consistent with the Risk Appetite Framework established by the Board of Directors, the control and management policies for the different risks, including financial risks, and, to the extent that they do not correspond to another Board committee, non-financial risks, as well as information and internal control systems;

•        Oversee the effectiveness of the Regulation and Internal Control function (integrated by the Regulation, Supervisors and Compliance areas, as well as the Risk Internal Control and the Non-Financial Risks areas), which will hierarchically report to the Board of Directors, through the Committee, and in particular:

a)        propose to the Board of Directors the appointment and removal of the head of Regulation and Internal Control function, based on candidates from within the executive level pre-selected by the Talent & Culture area;

b)        analyze and establish objectives for the head of Regulation and Internal Control function and assess his or her performance, incorporating the assessment of the Chairman of the Board regarding the Regulation and Supervisors functions, submitting its proposal on both matters to the Remunerations Committee in order to ensure alignment with the remuneration model applicable to the Senior Management at any given time, submitting the corresponding proposals to the Board of Directors;

c)        ensure that the Regulation and Internal Control function has the necessary material and human resources for the effective performance of its functions; and

d)        analyze and, where appropriate, approve the annual work plan for the Regulation and Internal Control function, as well as its modifications, and monitor compliance thereof;

•        Receive monthly information from the head of Regulation and Internal Control function regarding the activities carried out by this area, as well as regarding any incidents that may arise, and verify that the Senior Management takes into account the conclusions and recommendations of his or her reports. Notwithstanding the foregoing, the head of Regulation and Internal Control function will also report quarterly to the full Board of Directors.

The Committee will also receive periodic information, as often as appropriate, from the heads of the Compliance, Risk Internal Control and Non-Financial Risk areas, integrated in the Regulation and Internal Control function;

•        Monitor the evolution of the Group’s risks and their degree of compatibility with established strategies and policies,  and with the Group’s Risk Appetite Framework, and oversee procedures, tools and risk measurement indicators established at Group level to obtain a global view of the Bank’s and the Group’s risks. Likewise, monitor compliance with prudential regulation and supervisory requirements regarding risks.

Furthermore, analyze, where appropriate, the measures envisaged to mitigate the impact of identified risks, should these materialize, to be adopted by the Executive Committee or the Board of Directors, as appropriate;

•        Analyze, within its remit, the risks associated with projects that are considered strategic for the Group or with corporate transactions to be submitted to consideration by the Board of Directors or, where appropriate, to consideration by the Executive Committee and, where necessary, submit the corresponding report;

•        Analyze, prior to their submission to the Board of Directors or to the Executive Committee those risk operations to be submitted to their consideration;

•        Examine whether the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board of Directors aimed at rectifying the situation;

•        Participate in the process of establishing the remuneration policy, ascertaining that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated by the Bank;

•        Verify that the Company and the Group have means, systems, structures and resources that are consistent with best practices that enable to implement their risk management strategy, ensuring that the Bank’s risk management mechanisms are adequate in relation thereto;

•        Report, prior to any decisions that may have to be adopted by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Regulations of the Board of Directors and these Regulations;

•        Ensure compliance with applicable national or international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that requests for information or action made by official authorities on these matters are dealt with in due time and in an appropriate manner;

•        Be informed on any breach of the applicable internal or external regulations, as well as the relevant events that the areas reporting to the Committee may have identified within their oversight and control functions. Likewise, the Committee shall be informed on those issues related to legal risks which may arise in the course of Group’s activity;

•         Examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and issue its opinion in advance of the proposals to be drawn up to the corporate bodies;

•        Be apprised of reports, documents or communications from external supervisory bodies, notwithstanding any communication made with the remaining committees with regard to their respective remits. Likewise, verify that the instructions, requirements and recommendations received from the supervisory bodies in order to correct the irregularities, shortfalls or inadequacies identified in the inspections performed are fulfilled in due time and appropriate manner.

•        Ensure the promotion of risk culture across the Group;

•        Supervise the Group’s criminal risk prevention model; and

•        Review and supervise the systems under which Group professionals may confidentially report any possible irregularities in the field of financial information or other matters.

Pursuant to the Regulations of the Risk and Compliance Committee, executives responsible for the areas that manage matters within the Committee’s remit may be called to meetings, in particular, Regulation and Internal Control area and Risks area, and, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed convenient The Committee may also call any other Group employee or manager, and even arrange for them to attend without the presence of any other manager.

Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2019, it held twenty-one (21) meetings.

Technology and Cybersecurity Committee

The Technology and Cybersecurity Committee’s essential function is to assist the Board of Directors in the oversight of technological risk and cybersecurity management and in monitoring the Group’s technology strategy.

The Technology and Cybersecurity Committee will consist of a minimum of three directors appointed by the Board of Directors, which will also appoint its Chair. The Board of Directors will endeavor to ensure that the members of the Committee have the knowledge and experience appropriate to the duties they are called upon to perform.

As of the date of this Annual Report, the Technology and Cybersecurity Committee is composed of one executive director, three independent directors and one external director, who are the following:

Position	Name
Chairman	Mr. Carlos Torres Vila
Members	Mr. Tomás Alfaro Drake Mr. Sunir Kumar Kapoor Mr. Juan Pi Llorens Mr. Jan Paul Marie Francis Verplancke

Under its regulations, which were approved in April 2019, the Technology and Cybersecurity Committee has the following functions:

- Oversight of technological risk and cybersecurity management:

•        Review the Group’s exposures to the main technological risks, including the risks related to information security and cybersecurity, as well as the procedures adopted by the executive area to monitor and control such exposures.

•        Review the policies and systems for the assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyber-attacks.

•        Be informed of business continuity plans in matters of technology and technological infrastructure.

•        Be informed, as appropriate, of:

a)        compliance risks associated with information technologies;

b)        procedures established to identify, assess, oversee, manage and mitigate these risks.

•        Be informed of any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either in isolation or as a whole, may cause significant impact or harm to the Group’s equity, results or reputation. In any case, such events will be communicated, as soon as they are identified, to the Chair of the Committee.

•        Be informed, with the frequency required by the head of the Technological Security area, of the activities carried out thereby, as well as of any incidents that may arise.

- Monitoring the Technology Strategy:

•        Be informed, as appropriate, of the technology strategy and trends that may affect the Group’s strategic plans, including the monitoring of general industry trends.

•        Be informed, as appropriate, of the metrics established by the Group for the management and control in the technological field, including the Group’s developments and investments in this field.

•        Be informed, as appropriate, of matters related to new technologies, applications, information systems and best practices that may affect the Group’s technology strategy or plans.

•        Be informed, as appropriate, of the main policies, strategic projects and plans defined by the Engineering area.

•        Report to the Board of Directors and, where appropriate, to the Executive Committee, on information technology-related matters falling within its remit.

For a better performance of its functions, appropriate coordination systems will be established between the Technology and Cybersecurity Committee and the Audit Committee to facilitate:

a)        That the Committee is aware of the conclusions of the work carried out by the Internal Audit area in technology and cybersecurity matters.

b)        That the Audit Committee is informed of the information technology related systems and processes that are related to or affect the Group’s internal control systems and other matters within its remit.

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2019 it held six (6) meetings.

D.      Employees

As of December 31, 2019, we had 126,973 employees. Approximately 89% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2019
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	24,921	-	5,362	30,283
United Kingdom	120	-	-	120
France	71	-	-	71
Italy	49	-	2	51
Germany	43	1	-	44
Switzerland	-	116	-	116
Portugal	-	458	-	458
Belgium	23	-	-	23
“The Netherlands” (Holland)		247	-	247
Russia	3	-	-	3
Romania	-	1267	-	1,267
Ireland	-	-	-	-
Luxembourg	-	-	-	-
Turkey	-	20,759	-	20,759
Finland	-	-	112	112
Total Europe	25,230	22,848	5,476	53,554

The United States	148	10,677	-	10,825

Argentina	-	6,402	-	6,402
Brazil	-	-	6	6
Colombia	-	6,899	-	6,899
Venezuela	-	2,532	-	2,532
Mexico	-	37,724	81	37,805
Uruguay	-	576	-	576
Paraguay	-	428	-	428
Bolivia	-	-	424	424
Chile	-	956	-	956
Cuba	1	-	-	1
Peru	-	6,420	-	6,420

Total Latin America	1	61,937	511	62,449

Hong Kong	85	-	-	85
Japan	3	-	-	3
China	26	1	2	29
Singapore	9	-	-	9
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	11	-	-	11
Indonesia	2	-	-	2

Total Asia	142	1	2	145

Total	25,521	95,463	5,989	126,973

As of December 31, 2018, we had 125,627 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2018
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	25,419	-	4,919	30,338
United Kingdom	126	-	-	126
France	72	-	-	72
Italy	50	-	2	52
Germany	41	-	-	41
Switzerland	-	122	-	122
Portugal	469	-	-	469
Belgium	24	-	-	24
“The Netherlands” (Holland)	-	256	-	256
Russia	3	-	-	3
Romania	-	1,313	-	1,313
Ireland	-	4	-	4
Luxembourg	-	-	-	-
Turkey	-	20,425	-	20,425
Finland	-	-	83	83
Total Europe	26,204	22,120	5,004	53,328

The United States	141	10,843	-	10,984

Argentina	-	6,262	-	6,262
Brazil	-	-	6	6
Colombia	-	6,803	-	6,803
Venezuela	-	3,384	-	3,384
Mexico	-	36,123	-	36,123
Uruguay	-	578	-	578
Paraguay	-	430	-	430
Bolivia	-	-	396	396
Chile	-	923	-	923
Cuba	1	-	-	1
Peru	-	6,267	-	6,267

Total Latin America	1	60,770	402	61,173

Hong Kong	89	-	-	89
Japan	3	-	-	3
China	23	-	2	25
Singapore	8	-	-	8
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	9	-	-	9
Indonesia	2	-	-	2

Total Asia	140	-	2	142

Total	26,017	94,202	5,408	125,627

As of December 31, 2017, we had 131,856 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2017
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	26,048	-	4,536	30,584
United Kingdom	125	-	-	125
France	72	-	-	72
Italy	51	-	5	56
Germany	44	-	-	44
Switzerland	-	121	-	121
Portugal	-	472	-	472
Belgium	27	-	-	27
“The Netherlands” (Holland)	-	242	-	242
Russia	3	-	-	3
Romania	-	1,255	-	1,255
Ireland	-	4	-	4
Luxembourg	-	-	3	3
Turkey	-	21,118	-	21,118
Finland	-	-	39	39
Total Europe	26,370	23,212	4,583	54,165

The United States	131	10,797	-	10,928

Argentina	-	6,264	-	6,264
Brazil	-	-	6	6
Colombia	-	6,769	-	6,769
Venezuela	-	4,159	-	4,159
Mexico	-	37,207	-	37,207
Uruguay	-	592	-	592
Paraguay	-	446	-	446
Bolivia	-	-	379	379
Chile	-	4,852	-	4,852
Cuba	1	-	-	1
Peru	-	5,955	-	5,955

Total Latin America	1	66,244	385	66,630

Hong Kong	85	-	-	85
Japan	3	-	-	3
China	18	-	2	20
Singapore	8	-	-	8
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	9	-	-	9
Indonesia	2	-	-	2

Total Asia	131	-	2	133

Total	26,633	100,253	4,970	131,856

The number of employees increased by 1.1% during 2019, while it decreased by 4.7% in 2018. The decrease in the number of employees in 2018 was mainly attributable to divestitures and restructuring plans.

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. On June 15, 2016, the XXIII collective bargaining agreement was signed. This agreement became effective as of January 1, 2015 and was due to expire on December 31, 2018. However, it was subsequently extended until December 31, 2019. As of the date of this Annual Report, a new collective bargaining agreement is being negotiated among the Spanish Banking Association (AEB) and trade unions.

As of December 31, 2019, 2018 and 2017, we had 1,212, 1,305 and 1,300 temporary employees in our Spanish offices, respectively.

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.12 and Note 25 to our Consolidated Financial Statements.

E.      Share Ownership

As of February 27, 2020, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	775,359	-	775,359	0.012
Onur Genç *	326,855	-	326,855	0.004
Tomás Alfaro Drake	18,459	-	18,459	-
José Miguel Andrés Torrecillas	10,828	-	10,828	-
Jaime Caruana Lacorte	-	-	-	-
Belén Garijo López	-	-	-	-
José Manuel González-Páramo Martínez-Murillo	147,886	-	147,886	0.002
Sunir Kumar Kapoor *	10,000	-	10,000	0.000
Carlos Loring Martínez de Irujo	59,390	-	59,390	0.001
Lourdes Máiz Carro	-	-	-	-
José Maldonado Ramos	38,761	-	38,761	0.001
Ana Peralta Moreno	-	-	-	-
Juan Pi Llorens	-	-	-	-
Susana Rodríguez Vidarte	26,980	-	26,980	0.000
Jan Verplancke	-	-		-
TOTAL	1,414,518	-	1,414,518	0.021

* Onur Genç and Sunir Kumar Kapoor owned 31,326 and 10,000 shares in the form of ADSs, respectively.

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of February 27, 2020 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	137,955	-	137,955	0.002
María Jesús Arribas de Paz	101,932	-	101,932	0.002
Pello Belausteguigoitia Mateache	94,273	-	94,273	0.001
Carlos Casas Moreno	49,184	-	49,184	0.001
Victoria del Castillo Marchese	30,572	-	30,572	0.000
Ana Fernández Manrique	91,813	105,031	196,844	0.003
Ricardo Forcano García	111,326	-	111,326	0.002
María Luisa Gómez Bravo	185,384	-	185,384	0.003
Joaquín Gortari Díez	75,441	-	75,441	0.001
Ricardo Martín Manjón	50,050	8,026	58,076	0.001
Eduardo Osuna Osuna	89,415	-	89,415	0.001
David Puente Vicente	134,698	-	134,698	0.002
Jorge Sáenz-Azcúnaga Carranza	131,699	-	131,699	0.002
Jaime Sáenz de Tejada Pulido	464,315	211	464,526	0.007
Rafael Salinas Martínez de Lecea	271,362	20,341	291,703	0.004
TOTAL	2,019,419	133,609	2,153,028	0.032

As of February 27, 2020 a total of 19,161 employees (excluding the members of the Senior Management and executive directors) owned 58,104,820 shares, which represented 0.87% of our capital stock.

 ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

On February 5, 2020, Blackrock, Inc. reported to the SEC that it beneficially owned 6.3% of BBVA’s common stock.

On February 3, 2020, Norges Bank reported that it indirectly had voting power over 3.066% of BBVA’s common stock, of which 3.051% are voting rights attributed to shares, and 0.015%, voting rights through financial instruments.

As of February 24, 2020, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 24, 2020, there were 864,696 registered holders of BBVA’s shares, with an aggregate of 6,667,886,580 shares, of which 694 shareholders with registered addresses in the United States held a total of 1,309,903,524 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B.      Related Party Transactions

BBVA subsidiaries engage, on a regular and routine basis, in a number of customary transactions with other BBVA subsidiaries, including overnight call deposits, time deposits, foreign exchange purchases and sales, derivative transactions (such as forward purchases and sales), money market fund transfers, letters of credit for imports and exports, financial guarantees and service level agreements.

They also engage in other similar transactions within the scope of the ordinary course of the banking business, such as loans and other banking services, with our shareholders, employees, associates and family members of all the above and other BBVA non-banking subsidiaries or affiliates. These transactions are made in the ordinary course of business; on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and do not involve more than the normal risk of collectability or present other unfavorable features.

For information on these transactions as of December 31, 2019, 2018 and 2017, see Note 53 to our Consolidated Financial Statements.

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the gross amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2015 to 2019. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

Per Share
	First Interim		Second Interim		Third Interim		Final		Total

2015	€ 0.080	$ 0.087	(*)	(*)	€ 0.080	$ 0.087	(*)	(*)	€ 0.160	$ 0.174
2016	€ 0.080	$ 0.084	(*)	(*)	€ 0.080	$ 0.084	(*)	(*)	€ 0.160	$ 0.169
2017	€ 0.090	$ 0.108	-	-	-	-	€ 0.150	$ 0.185	€ 0.240	$ 0.293
2018	€ 0.100	$ 0.115	-	-	-	-	€ 0.160	$ 0.183	€ 0.260	$ 0.298
2019	€ 0.100	$ 0.112	-	-	-	-	€ 0.160	$ 0.180	€ 0.260	$ 0.292

(*)   In execution of the 2015 and 2016 “Dividend Option” schemes approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

On February 1, 2017 BBVA updated its shareholders’ remuneration policy in order to implement a fully in cash remuneration policy after the execution of the 2017 “Dividend Option”, which took place during April 2017. This fully in cash shareholders’ remuneration policy is expected to be composed, for each financial year, of an interim dividend and a final dividend, subject to any applicable restrictions and authorizations. On April 9, 2020, the final dividend for 2019 will be paid.

We have paid annual dividends to our shareholders since the date we were founded. “Final” dividends for a year are proposed by the Board of Directors to be approved by the annual general shareholders’ meeting following the end of the year to which they relate. Additionally, the Board of Directors may approve the payment of “interim” dividends on account of the year’s end profits following the fulfilment of certain requirements under Spanish law, which payment is endorsed by the annual general shareholders’ meeting. Interim and final dividends are payable to shareholders of record on the record date for the dividend payment. Any unclaimed cash dividends revert to BBVA five years after declaration.

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

BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2019, BBVA had approximately €11.5 billion of reserves in excess of applicable capital and reserve requirements (based on a 12.77% phased-in total capital minimum requirement).

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

As of the date hereof, the Group is involved in a number of legal and regulatory actions and proceedings in various jurisdictions around the world (including, among others, Spain, Mexico and the United States), the adverse resolution of which may adversely impact the Group. See “Item 3. Key Information—Risk Factors—Legal, Regulatory, Tax and Reporting Risks—Legal Risks—The Group is party to a number of legal and regulatory actions and proceedings”, “Item 3. Key Information—Risk Factors—Legal, Regulatory, Tax and Reporting Risks—The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by the Bank” and “Item 3. Key Information—Risk Factors—Internal Control Risks—Compliance Risks—The Group is exposed to compliance risks which may have a material adverse effect on the Group´s business, financial condition and results of operations, and may damage the Group´s reputation”.

BBVA can provide no assurance that the legal and regulatory actions and proceedings to which it is subject, or to which it may become subject in the future or otherwise affected by, will not, if resolved adversely, result in a material adverse effect on the Group’s business, financial position, results of operations or liquidity.

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

BBVA´s ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represents the right to receive one share.

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

As of December 31, 2019, State Street Bank and Trust Co., The Bank of New York Mellon, SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 11.68%, 2.03% and 6.64% of BBVA’s common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

From January 1, 2019 through December 31, 2019 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.138% and 0.746%, calculated on a daily basis. As of January 31, 2020, the percentage of outstanding shares held by BBVA and its affiliates was 0.222%.

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2019, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Sociedad de Bolsas reinstated the Operating Rules of the Spanish Automated Quotation System by means of Sociedad de Bolsas Circular 1/2017, of December 18, which came into effect January 3, 2018 and which was further amended in September 2018 with respect to the minimum variation of share prices. Changes introduced in such Operating Rules include changes to the way trading is technically undertaken (e.g. by introducing new types of orders such as “hidden orders” and “combined blocks”, VWAP trades and midpoint orders), the suppression of the New Market segment and the introduction of a Market Making scheme as per MiFID II standards. BBVA, as an active market member in the Spanish market has adapted its technical means and procedures to such changes.

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

Trading hours for block trades (i.e., operations involving a large number of shares previously agreed and executed out of the order book) are also from 9:00 a.m. to 5:30 p.m.

Between 5:30 p.m. and 8:00 p.m., special operations, whether “authorized” or “communicated”, can take place outside the computerized matching system of the Sociedad de Bolsas if they fulfill certain requirements. In such respect “communicated” special operations (those that do not need the prior authorization of the Sociedad de Bolsas) can be traded if all of the following requirements are met: (i) the trade price of the share must be within the range of 5% above the higher of the weighted average price and closing price for the day and 5% below the lower of the weighted average price and closing price for the day; (ii) the market member executing the trade must have previously covered certain positions in securities and cash before executing the trade; (iii) the purchase and the sale shall be the result of only one order; and (iv) the size of the trade must involve at least €300,000 and represent at least a 20% of the average daily trading volume of the shares in the Automated Quotation System during the preceding three months. If any of the aforementioned requirements is not met, a special operation may still take place, but it will need to take the form of “authorized” special operation (i.e., those needing the prior authorization of the Sociedad de Bolsas). Such authorization will only be upheld if any of the following requirements are met:

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

During the last quarter of 2017, Iberclear filed for authorization as Central Securities Depository pursuant to CSDR. On September 23, 2019, Iberclear made public that it had been granted the authorization to continue providing services as a Central Securities Depositary.

Under Law 41/1999 and Royal Decree 878/2015 (which replaced Royal Decree 116/1992 on February 3, 2016), transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear and its participants (each an “entidad participante”), through the ARCO System. Only Iberclear participants to this ARCO System are entitled to use it, with participation restricted to credit entities, investment firms authorized to render custody services, certain public bodies, and Central Securities Depositories and Central Counterparties authorized under their respective European Union Regulations. BBVA is currently a participant in Iberclear. Iberclear and its participants are responsible for maintaining records of purchases and sales under the book-entry system. In order to be listed, shares of Spanish companies must be held in book-entry form. Iberclear, maintains a “two-step” book-entry registry reflecting the number of shares held by each of its participants as well as the amount of such shares held on behalf of beneficial owners. Each participant, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

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

On December 19, 2007, the Spanish Congress approved Law 47/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. Further MiFID implementation was introduced by Royal Decree 217/2008. Royal Decree 217/2008 has been amended from time to time, including in 2018 by Royal Decree 1464/2018, of December 21, in order to adapt it to the MiFID II rules that became effective on January 3, 2018.

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

The new Prospectus Regulation (EU) 2017/1129 of the European Parliament and of the Council, of October 14, which became effective on July 21, 2019, aims to achieve greater harmonization of prospectus rules throughout the European Union. Such rules are applicable to issuers which offer debt or equity securities to the public or which seek admission to trading on a regulated market in the EU.

Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID II) and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR), were published on June 12, 2014 and became applicable on January 3, 2018, affecting the Spanish securities market legislation, markets and infrastructures and implying higher compliance costs for financial institutions. MiFID II has been implemented into Spanish Law by Royal Decree-Law 21/2017, of December 29, by Royal Decree-Law 14/2018, of September 28, and by Royal Decree 1464/2018, of December 21.

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

Spanish Financial Transaction Tax Bill

During a meeting held on January 18, 2019, the Spanish council of ministers approved the Bill on the Financial Transaction Tax (FTT), which is based in part on the Commission’s Proposal. The Spanish FTT Bill introduces a new indirect tax, amounting to 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. While there is no assurance that the bill will be approved, if it did, it would affect any purchaser of BBVA’s shares not falling under an exemption, and likely, BBVA itself as purchaser of its treasury stock.

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

Organic Law 1/2019, of February 20, modifies, among other laws and regulations, the Spanish Criminal Code in order to implement in Spain Directive 2014/57/UE regarding applicable criminal sanctions related to market abuse, complementing the MAR framework.

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

Registry and Company’s Objects and Purposes

BBVA is registered with the Commercial Registry of Bizkaia (Spain). Its registration number at the Commercial Registry of Bizkaia is volume 2,083, Company section folio 1, sheet BI-17-A, 1st entry. Its corporate purpose is to engage in all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it, that are permitted or not prohibited by prevailing provisions and ancillary activities. Its corporate purpose also includes the acquisition, holding, utilization and divestment of securities, public offerings to buy and sell securities, and any kind of holdings in any company or enterprise. BBVA’s corporate purpose is contained in Article 3 of BBVA’s Bylaws.

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our bylaws. Also, our Board Regulations govern the internal procedures and the operation of the Board of Directors and its committees and directors’ rights and duties as described in their charter. The referred Board Regulations establishes that directors must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest and require retirement of directors at a certain age. Directors are not required to hold shares of BBVA in order to be appointed as such. As regards compensation in shares for executive directors, please see “Item 6. Directors, Senior Management and Employees—Compensation”.

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

The Company may issue shares that confer some privilege over ordinary shares under legally established terms and conditions, complying with the formalities prescribed for amending our bylaws.

Redemption of shares may only occur according to the terms set forth when they are issued. Redeemable shares must be fully paid-up at the time of subscription. If the redemption right was attributed exclusively to the issuer, it may not be enforced until three years have elapsed since the issue. Redemption of redeemable shares must be charged to earnings or to free reserves or be made with the proceeds of a new share issuance made under a resolution from the general shareholders’ meeting or, as the case may be, from the Board of Directors, for the purpose of financing the redemption transaction. If the redemption of these shares is charged to earnings or to free reserves, the Company must set up a reserve for the amount of the nominal value of the shares redeemed. If the redemption is not charged to earnings or free reserves or made with the issuance of new shares, it may only be carried out under the requirements established for the reduction of share capital by refunding contributions.

Holders of non-voting shares, if issued, are entitled to receive a minimum fixed or variable annual dividend, as resolved by the general shareholders’ meeting and/or the Board of Directors at the time of deciding to issue the shares. Once the minimum dividend has been agreed upon, holders of non-voting shares will be entitled to the same dividend as holders of ordinary shares. If there are distributable earnings, the Company is obliged to agree to distribute the minimum divided mentioned above. If there are no distributable earnings or they are insufficient, the unpaid part of the minimum dividend will accumulate or not, pursuant to the terms agreed by the general shareholders’ meeting at the time of deciding to issue the shares. Holders of non-voting shares may exercise their pre-emptive subscription right should the general shareholders’ meeting and/or the Board of Directors so resolve at the time of issuing shares or share-convertible debentures. Recovery of voting rights must be resolved at the same time.

Certain Provisions Regarding Shareholders Rights

As of the date of the filing of this Annual Report, our capital is comprised of one class of ordinary shares, all of which have the same rights.

Once the allocation requirements established by law and in our Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. Shareholders will participate in the distribution of corporate earnings in proportion to their capital paid-up. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their capital paid-up in any distribution of net assets resulting from our liquidation.

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

C.       Material Contracts

Joint Venture Agreement with Cerberus

On November 29, 2017, BBVA and various BBVA Group companies entered into a joint venture agreement (the “Joint Venture Agreement”) with Promontoria Marina, S.L.U. (“Promontoria”), a company managed by Cerberus Capital Management, L.P. (“Cerberus”),  for the creation of a joint venture to which an important part of the real estate business of BBVA in Spain (the “Business”) was contributed. The Business comprises: (i) REOs held by BBVA as of June 26, 2017, with a gross book value of approximately €13,000 million; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For purposes of the transaction, the Business was valued at approximately €5,000 million. The final price will be determined based on the volume of REOs effectively contributed.

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

As of the date of this Annual Report, the transfer of several REOs remains subject to the fulfilment of certain conditions:

 (i)       authorization by the Public Administration of the transfer of the REOs subject to a special public protection scheme (viviendas de protección pública) (this condition has to be fulfilled by April 10, 2020); and

(ii)     recording of REOs in the Land Registry in favor of BBVA (this condition has to be fulfilled by April 10, 2020).

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

Notwithstanding this, Royal Decree 664/1999 and Law 19/2003, on exchange controls and foreign transactions, require notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy Affairs and Digital Transformation for administrative statistical and economical purposes. Shares in listed Spanish companies acquired or held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Iberclear member. When a foreign investor acquires shares that are subject to the reporting requirements of the CNMV regarding significant stakes, notice must be given directly by the foreign investor to the relevant authorities.

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

E.       Taxation

Spanish Tax Considerations

The following is a summary of the material Spanish tax consequences to U.S. Residents (as defined below) of the acquisition, ownership and disposition of BBVA’s ADSs or ordinary shares as of the date of the filing of this Annual Report. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with U.S. Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, and are not treated as owning, 10% or more of BBVA’s shares, including ADSs.

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

Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations—Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, the U.S. Holder may, at its election and subject to applicable limitations, deduct such Spanish taxes in computing its U.S. federal taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2019 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

I.       Subsidiary Information

Not Applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative disclosures about market risk, see Notes 7.2 and 7.3 to our Consolidated Financial Statements.

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

Category	Depositary Actions	Associated Fee / By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs	Up to $5.00 for each 100 ADSs (or portion thereof) delivered (charged to person depositing the shares or receiving the ADSs)
(b) Receiving or distributing dividends

Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs

Not applicable
(c) Selling or exercising rights	Distribution or sale of securities	Not applicable
(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to $5.00 for each 100 ADSs (or portion thereof) surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable
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

•         reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2019, the Depositary reimbursed us $608,280 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2019.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2019
(In Dollars)
NYSE Listing Fees	313,102
Investor Relations Marketing	97,587
Professional Services	13,061
Annual General Shareholders’ Meeting Expenses	180,406
Other	4,124

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2019, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and  Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2019.

Our internal control over financial reporting as of December 31, 2019 has been audited by KPMG Auditores S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes included on pages F-5 through F-169 (collectively, the consolidated financial statements), and our report dated February 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/  KPMG Auditores, S.L.

Madrid, Spain

February 28, 2020

ITEM 16.       [RESERVED]

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The Regulations of the Audit Committee establish that committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their duties. In any event, at least one member will be appointed taking into account his or her knowledge and experience in accounting, auditing or both. As a whole, the Committee members will possess relevant technical knowledge in the financial sector.

We have determined that Mr. José Miguel Andrés Torrecillas, who was the Chairman of the Audit Committee until April 2019, Mr. Jaime Félix Caruana Lacorte, current Chairman of the Audit Committee, and the Audit Committee members Mrs. Belén Garijo López and Mrs. Ana Cristina Peralta Moreno are “audit committee financial experts” as such term is defined by the SEC.

Mr. José Miguel Andrés Torrecillas, Mr. Jaime Félix Caruana Lacorte, Mrs. Belén Garijo López and Mrs. Ana Cristina Peralta Moreno are independent within the meaning of Rule 10A-3 under the Exchange Act.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees paid and payable to our principal accountants KPMG Auditores S.L. and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2019	2018
	(In Millions of Euros)
Audit Fees(1)	28.7	26.8
Audit-Related Fees(2)	1.3	1.1
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	30.0	27.9

(1)       Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountants and its worldwide affiliates for the audit of BBVA’s annual financial statements, review of interim financial statements, SEC regulatory filings or services that are normally provided by our principal accountants and its worldwide affiliates in connection with statutory and regulatory filings or engagements for the relevant fiscal year.

(2)       Aggregate fees paid and payable by BBVA for assurance and related services by our principal accountants  and  its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above. This includes work related to the corporate social responsibility report of certain Group entities and certain regulatory work rendered by the independent auditor.

(3)       Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountants and its worldwide affiliates for tax compliance, tax advice, and tax planning.

(4)       Aggregate fees paid and payable by BBVA for products and services provided by our principal accountants and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

The Audit Committee’s Pre-Approval Policies and Procedures

In order to assist in ensuring the independence of our external auditor, the regulations of our Audit Committee provides that our external auditor is generally prohibited from providing us with non-audit services, other than under the specific circumstance described below. For this reason, our Audit Committee has developed a pre-approval policy regarding the contracting of BBVA’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to BBVA or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

The pre-approval policy is as follows:

1.   The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.   In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit Committee.

3.   The Chairman of the Audit Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit Committee of such decision at the Committee’s next meeting.

4.   The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit Committee.

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2019. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

2019	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit) in Euros	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 1 to January 31	11,011,933	5.04	—	—
February 1 to February 28	28,962,449	5.19	—	—
March 1 to March 31	24,053,426	5.57	—	—
April 1 to April 30	15,369,421	5.39	—	—
May 1 to May 31	13,918,601	5.06	—	—
June 1 to June 30	18,963,324	5.08	—	—
July 1 to July 31	26,343,229	4.86	—	—
August 1 to August 31	13,492,000	4.36	—	—
September 1 to September 30	19,687,034	4.71	—	—
October 1 to October 31	13,708,084	4.64	—	—
November 1 to November 30	8,666,868	4.78	—	—
December 1 to December 31	20,749,330	5.51	—	—
Total	214,925,699	5.06	—	—

During 2019, we sold a total of 249,566,201 shares for an average price of €5.20 per share.

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

The Spanish Corporate Enterprises Act sets out a definition of what constitutes independence for the purpose of board or committee membership. Such definition is in line with the definition provided by our Board Regulations.

In addition, pursuant to the Spanish Corporate Enterprises Act, listed companies shall have, at least, an audit committee and an appointments and remuneration committee. This Act also establishes that such committees (i) shall be composed exclusively of non-executive directors, (ii) shall have a majority of independent directors (in the case of the audit committee) or at least two of their members shall be independent directors (in the case of the appointments and remuneration committee) and (iii) they shall be chaired by an independent director.

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

Pursuant to Article 1 of our Board Regulations, BBVA considers that independent directors are non-executive directors appointed based on their personal and professional qualities and who may perform their duties without being constrained by their relationship with the Company, or its Group, significant shareholders or managers. Directors may not be considered independent in any of the following situations:

a)   they have been employees or have been executive directors of Group companies in the last three or five years, respectively;

b)  they receive from the Bank, or from Group companies, any amount or benefit for any item other than remuneration for the directorship, except those amounts which are not significant for the relevant director. For the purposes of this requirement, neither  dividends nor pension allowances received by directors relating to their previous professional or employment relations will be taken into account, provided that said allowances are unconditional in nature and, therefore, the company that provides said allowances may not suspend, modify or revoke their accrual at its discretion without breaching its obligations;

c)   they are, or have been in the past three years, a partner of an external auditor or have been responsible during this time for the auditor's report for the Company or any other company within its Group;

d)   they are executive directors or senior managers of another company for which an executive director or senior manager of the Company is an external director;

e)   they have, or have had over the last year, a significant business relationship with the Bank or any company within its Group, whether in their own name or as a significant shareholder, director or senior manager of a company that has, or has had, such a relationship. Business relationships include supplying goods or services, including financial services, as well as acting as an adviser or consultant;

f)   they are significant shareholders, executive directors or senior managers of a company that receives, or has received in the past three years, donations from the Company or from its Group. Those who are simply trustees of a foundation receiving donations will not be considered to be included in this category;

g)   they are spouses, partners in a similar relationship of affection or relatives up to the second degree of an executive director or senior manager of the Company;

h)   they have not been proposed for appointment or renewal by the Appointments and Corporate Governance Committee;

i)   they have been directors for a continuous period of more than twelve years; or

j)   in relation to a significant shareholder or shareholder represented on the Board of Directors, any of the circumstances referred to in items (a), (e), (f) or (g) above shall apply. In the event of the kinship relations referred to in item (g), the limitation will apply not only to the shareholder, but also to any proprietary directors of the company in which shares are held.

The directors with a shareholding in the Company may be considered independent provided that they do not meet the conditions above and, in addition, that their shareholding is not legally regarded as significant.

As of the date of this Annual Report, 13 of the 15 members of our Board of Directors are non-executive directors and eight out of the 15 members of our Board are independent under the definition of independence described above, which is in line with the definition provided by the Spanish Corporate Enterprises Act.

In addition, our Audit Committee is composed exclusively of independent directors and the Committee chairman has experience in accounting, auditing and technical knowledge in financial sector, in accordance with the specific regulations of the Audit Committee. Our Risk and Compliance Committee is composed exclusively of non-executive directors, the majority of whom (including its chairman) are independent directors. Also, in accordance with the Spanish Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments and Corporate Governance Committee and a Remunerations Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairmen) are independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a Committee with oversight functions meets, since these Committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 21 of our Board Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 37 of the Board Regulations, the Lead Director coordinated during 2019 various meetings with non-executive directors, which were held after each ordinary meeting of the Board of Directors.

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

ITEM 18.        FINANCIAL STATEMENTS

Please see pages F-1 through F-224.

ITEM 19         EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation) (*)
2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act
4.1	Information on Compensation Plans (**)
8.1	Consolidated Companies Composing Registrant (see Appendix I to IX to our Consolidated Financial Statements included herein)

12.1	Section 302 Group Executive Chairman Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File

(*) Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2017.

(**) Incorporated by reference to BBVA’s report on Form 6-K submitted on February 12, 2020 (SEC Accession No. 0001193125-20-034036).

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

Date: February 28, 2020

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm for the years 2019, 2018, and 2017

Contents

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES
APPENDIX I Additional information on consolidated subsidiaries and structured entities composing the BBVA Group	F-171
APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group	F-179
APPENDIX III Changes and notification of participations in the BBVA Group in 2019	F-180
APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2019	F-182
APPENDIX V BBVA Group’s structured entities. Securitization funds	F-183
APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2019, 2018 and 2017	F-185
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2019, 2018 and 2017	F-189
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-191
APPENDIX IX Additional information on risk concentration	F-205

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on the Consolidated  Financial Statements

We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes, included on pages F-5 through F-169 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1.3 to the consolidated financial statements, in 2018 the Company changed its method of accounting for financial instruments due to the adoption of International Financial Reporting Standard 9, Financial Instruments.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the expected credit loss related to loans and advances

As discussed in Notes 2.2.1 and 7.1 to the consolidated financial statements, the Company’s expected credit losses (ECL) related to loans and advances was €12,427 million as of December 31, 2019.

We identified the assessment of the ECL related to loans and advances as a critical audit matter because it involved significant measurement uncertainty requiring complex auditor judgment, as well as knowledge and experience in the industry.  In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.  Specifically, the assessment of the ECL encompassed the evaluation of the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), as well as the future macroeconomic scenarios.  It also included assessment of the qualitative criteria used to adjust the ECL as well as our assessment of the individual ECL, including the expected cash flows, discount rates, and related collateral valuation. The assessment also included an evaluation of the mathematical accuracy of the ECL calculations.

The primary procedures we performed to address the critical audit matter included the following:

•          Tested certain internal controls over the Company’s ECL process, including controls related to (i) development and approval of the ECL methodology, (ii) determination of the methodologies and assumptions used to estimate the PD, EAD, LGD, and future macroeconomic scenarios, (iii) validation of models used to calculate the ECL, (iv) calculation of the ECL estimate, and (v) assessment of qualitative criteria used to adjust the ECL.  We also tested controls over the Company’s process for the assessment of the individual ECL including controls over the expected cash flows, discount rates, and related collateral values.

•          Evaluated the Company’s process to develop the ECL estimate. Specifically, we tested the sources of data, factors, and assumptions that the Company used by considering whether they are relevant and reliable.

•          Involved credit risk professionals with specialized skills, industry knowledge and experience who assisted in (i) reviewing the Company’s ECL methodology for compliance with International Financial Reporting Standards  as issued by the International Accounting Standards Board, (ii) testing the models used to calculate the ECL, (iii) testing the methodologies and assumptions used in calculating the PD, EAD and LGD, (iv) testing the calculation of the ECL, and (v) evaluating the qualitative criteria used to adjust the ECL and the effect of those criteria on the ECL.

•          Involved our economic specialists with specialized skills, industry knowledge and experience who assisted in assessing the future macroeconomic scenarios.

•          Involved credit risk and valuation professionals with specialized skills, industry knowledge and experience who assisted in reviewing the ECL for certain individually evaluated loans, including assessing the expected cash flows, discount rates, and related collateral valuation.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s ECL related to loans and advances.

Assessment of the measurement of fair value of certain difficult-to-value financial instruments

As discussed in Notes 2.2.1 and 8 to the consolidated financial statements, the Company has recorded €172,371 million of financial assets measured at fair value (of which €81,025 million were considered Level 2 and €3,752 million were considered Level 3) and €101,876 million of financial liabilities measured at fair value (of which €74,717 million were considered Level 2 and €865 million were considered Level 3) as of December 31, 2019 (collectively, difficult-to-value financial instruments).

We identified the assessment of the measurement of fair value of certain difficult-to-value financial instruments as a critical audit matter.  Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate fair value of certain difficult-to-value financial instruments.    Subjective auditor judgment was also required to evaluate the models’ significant inputs and assumptions which were not directly observable in financial markets, such as interest rates, recovery rates, issuer credit risk, correlations and volatility assumptions.

The primary procedures we performed to address the critical audit matter included the following:

•          Tested certain internal controls over the Company’s process to measure fair value of certain difficult-to-value financial instruments.  This included controls related to (i) development and approval and/or reassessment of the valuation models and methodologies, and (ii) relevance and reliability of the significant inputs and assumptions used to estimate fair values for certain difficult-to-value financial instruments.

•          Involved valuation professionals with specialized skills and knowledge who assisted in (i) assessing the compliance of the Company’s valuation models with International Financial Reporting Standards  as issued by the International Accounting Standards Board, (ii) testing the relevance and reliability of significant inputs and assumptions used to estimate fair values for certain difficult-to-value financial instruments, (iii) testing the Company’s process to develop the fair value of these certain difficult-to-value financial instruments, including evaluating whether the data, inputs and assumptions are relevant and reliable and whether the models and methodologies used are appropriate, and, where appropriate (iv) developing an independent fair value estimate and comparing it to the Company’s fair value estimate for a sample of certain difficult-to-value financial instruments.

Evaluation of goodwill impairment analysis for the United States cash generating unit

As discussed in Notes 2.2.8 and 18.1 to the consolidated financial statements, the goodwill balance as of December 31, 2019 was €4,955 million, of which €3,846 million related to the United States cash generating unit (CGU).   In 2019, the Company recognized an impairment of €1,318 million related to goodwill of the United States CGU.   The recoverable amount of the CGU used in the goodwill impairment testing was estimated using a discounted cash flow analysis.

We identified the evaluation of the goodwill impairment analysis for the United States CGU as a critical audit matter. The estimated recoverable amount of the United States CGU was below its carrying value as of December 31, 2019, resulting in the impairment of goodwill and involved a high degree of complex auditor judgment. Specifically, the forecasted net interest margin included in the five-year budget, the sustainable growth rate, and the discount rate used to calculate the recoverable amount of the CGU were challenging to test as minor changes to those assumptions had a significant effect on the Company’s estimate of the recoverable amount. In addition, auditor judgment was required to evaluate the sufficiency of the audit evidence obtained.

The primary procedures we performed to address this critical audit matter included the following:

•          We tested certain internal controls over the Company’s goodwill impairment assessment process, including controls related to the development of the discount rate and sustainable growth rate, as well as over the forecasted net interest margin included in the five-year budget.

•          We evaluated the Company’s forecasted net interest margin included in the five-year budget for the United States CGU by comparing (i) the current and past performance of the CGU and (ii) the consistency with external data. We also compared the Company’s historical forecasts to actual results to assess the Company’s ability to accurately forecast and considered the results of this comparison in a sensitivity analysis to evaluate the impact similar differences would have on the impairment analysis.

•          In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•          Evaluating the discount rate used in the valuation by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities; and

•          Evaluating the sustainable growth rate used in the valuation by comparing it against a growth rate range that was independently developed using publicly available data for comparable entities.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the impairment of the United States CGU.

/s/  KPMG Auditores, S.L.

We have served as the Company’s auditor since 2017.

Madrid, Spain

February 28, 2020

Consolidated balance sheets for the years ended December 31, 2019, 2018 and 2017

ASSETS (Millions of Euros)
	Notes	2019	2018	2017
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	44,303	58,196	42,680
FINANCIAL ASSETS HELD FOR TRADING	10	102,688	90,117	64,695
Derivatives		33,185	30,536	35,265
Equity instruments		8,892	5,254	6,801
Debt securities		26,309	25,577	22,573
Loans and advances to central banks		535	2,163	-
Loans and advances to credit institutions		21,286	14,566	-
Loans and advances to customers		12,482	12,021	56
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	5,557	5,135
Equity instruments		4,327	3,095
Debt securities		110	237
Loans and advances to central banks		-	-
Loans and advances to credit institutions		-	-
Loans and advances to customers		1,120	1,803
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,214	1,313	2,709
Equity instruments				1,888
Debt securities		1,214	1,313	174
Loans and advances to customers		-	-	648
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	61,183	56,337	69,476
Equity instruments		2,420	2,595	3,224
Debt securities		58,731	53,709	66,251
Loans and advances to credit institutions		33	33	-
FINANCIAL ASSETS AT AMORTIZED COST	14	439,162	419,660	445,275
Debt securities		38,877	32,530	24,093
Loans and advances to central banks		4,275	3,941	7,300
Loans and advances to credit institutions		13,649	9,163	26,261
Loans and advances to customers		382,360	374,027	387,621
DERIVATIVES - HEDGE ACCOUNTING	15	1,729	2,892	2,485
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	28	(21)	(25)
JOINT VENTURES AND ASSOCIATES	16	1,488	1,578	1,588
Joint ventures		154	173	256
Associates		1,334	1,405	1,332
INSURANCE AND REINSURANCE ASSETS	23	341	366	421
TANGIBLE ASSETS	17	10,068	7,229	7,191
Properties, plant and equipment		9,816	7,066	6,996
For own use		9,554	6,756	6,581
Other assets leased out under an operating lease		263	310	415
Investment properties		252	163	195
INTANGIBLE ASSETS	18	6,966	8,314	8,464
Goodwill		4,955	6,180	6,062
Other intangible assets		2,010	2,134	2,402
TAX ASSETS	19	17,083	18,100	16,888
Current tax assets		1,765	2,784	2,163
Deferred tax assets		15,318	15,316	14,725
OTHER ASSETS	20	3,800	5,472	4,359
Insurance contracts linked to pensions		-	-	-
Inventories		581	635	229
Other		3,220	4,837	4,130
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	3,079	2,001	23,853
TOTAL ASSETS		698,690	676,689	690,059

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated balance sheets for the years ended December 31, 2019, 2018 and 2017

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2019	2018	2017
FINANCIAL LIABILITIES HELD FOR TRADING	10	89,633	80,774	46,182
Derivatives		35,019	31,815	36,169
Short positions		12,249	11,025	10,013
Deposits from central banks		7,635	10,511	-
Deposits from credit institutions		24,969	15,687	-
Customer deposits		9,761	11,736	-
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	10,010	6,993	2,222
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		944	976	-
Debt certificates		4,656	2,858	-
Other financial liabilities		4,410	3,159	2,222
Memorandum item: Subordinated liabilities		-	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	22	516,641	509,185	543,713
Deposits from central banks		25,950	27,281	37,054
Deposits from credit institutions		28,751	31,978	54,516
Customer deposits		384,219	375,970	376,379
Debt certificates		63,963	61,112	63,915
Other financial liabilities		13,758	12,844	11,850
Memorandum item: Subordinated liabilities		18,018	18,047	17,316
DERIVATIVES - HEDGE ACCOUNTING	15	2,233	2,680	2,880
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-	(7)
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	10,606	9,834	9,223
PROVISIONS	24	6,538	6,772	7,477
Pensions and other post employment defined benefit obligations		4,631	4,787	5,407
Other long term employee benefits		61	62	67
Provisions for taxes and other legal contingencies		677	686	756
Commitments and guarantees given		711	636	578
Other provisions		457	601	669
TAX LIABILITIES	19	2,808	3,276	3,298
Current tax liabilities		880	1,230	1,114
Deferred tax liabilities		1,928	2,046	2,184
OTHER LIABILITIES	20	3,742	4,301	4,550
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		1,554	-	17,197
TOTAL LIABILITIES		643,765	623,814	636,736

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated balance sheets for the years ended December 31, 2019, 2018 and 2017

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2019	2018	2017
SHAREHOLDERS’ FUNDS		55,958	54,326	53,283
Capital	26	3,267	3,267	3,267
Paid up capital		3,267	3,267	3,267
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity		56	50	54
Retained earnings	28	26,402	23,076	23,746
Revaluation reserves	28	-	3	12
Other reserves	28	(125)	(58)	(35)
Reserves or accumulated losses of investments in joint ventures and associates		(125)	(58)	(35)
Other		-	-	-
Less: treasury shares	29	(62)	(296)	(96)
Profit or loss attributable to owners of the parent		3,512	5,400	3,514
Less: interim dividends		(1,084)	(1,109)	(1,172)
ACCUMULATED OTHER COMPREHENSIVE INCOME	30	(7,235)	(7,215)	(6,939)
Items that will not be reclassified to profit or loss		(1,875)	(1,284)	(1,183)
Actuarial gains (losses) on defined benefit pension plans		(1,498)	(1,245)	(1,183)
Non-current assets and disposal groups classified as held for sale		2	-	-
Share of other recognized income and expense of investments joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(403)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		24	116
Items that may be reclassified to profit or loss		(5,359)	(5,932)	(5,755)
Hedge of net investments in foreign operations (effective portion)		(896)	(218)	1
Foreign currency translation		(6,161)	(6,643)	(7,297)
Hedging derivatives. Cash flow hedges (effective portion)		(44)	(6)	(34)
Financial assets available for sale				1,641
Fair value changes of debt instruments measured at fair value through other comprehensive income		1,760	943
Hedging instruments (non-designated items)		-	-
Non-current assets and disposal groups classified as held for sale		(18)	1	(26)
Share of other recognized income and expense of investments in joint ventures and associates		1	(9)	(40)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	6,201	5,764	6,979
Accumulated other comprehensive income		(3,526)	(3,236)	(2,550)
Other items		9,727	9,000	9,530
TOTAL EQUITY		54,925	52,874	53,323
TOTAL EQUITY AND TOTAL LIABILITIES		698,690	676,689	690,059

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2019	2018	2017
Loan commitments given	33	130,923	118,959	94,268
Financial guarantees given	33	10,984	16,454	16,545
Other commitments given	33	39,209	35,098	45,738

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated income statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2019	2018	2017
Interest and other income	37.1	31,061	29,831	29,296
Interest expense	37.2	(12,859)	(12,239)	(11,537)
NET INTEREST INCOME		18,202	17,591	17,758
Dividend income	38	162	157	334
Share of profit or loss of entities accounted for using the equity method	39	(42)	(7)	4
Fee and commission income	40	7,522	7,132	7,150
Fee and commission expense	40	(2,489)	(2,253)	(2,229)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	239	216	985
Gains (losses) on financial assets and liabilities held for trading, net	41	451	707	218
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	143	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	(94)	143	(56)
Gains (losses) from hedge accounting, net	41	59	72	(209)
Exchange differences, net	41	586	(9)	1,030
Other operating income	42	671	949	1,439
Other operating expense	42	(2,006)	(2,101)	(2,223)
Income from insurance and reinsurance contracts	43	2,890	2,949	3,342
Expense from insurance and reinsurance contracts	43	(1,751)	(1,894)	(2,272)
GROSS INCOME		24,542	23,747	25,270
Administration costs		(10,303)	(10,494)	(11,112)
Personnel expense	44.1	(6,340)	(6,120)	(6,571)
Other administrative expense	44.2	(3,963)	(4,374)	(4,541)
Depreciation and amortization	45	(1,599)	(1,208)	(1,387)
Provisions or reversal of provisions	46	(617)	(373)	(745)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(4,151)	(3,981)	(4,803)
Financial assets measured at amortized cost		(4,069)	(3,980)	(3,676)
Financial assets at fair value through other comprehensive income		(82)	(1)	(1,127)
NET OPERATING INCOME		7,872	7,691	7,222
Impairment or reversal of impairment of investments in joint ventures and associates		(46)	-	-
Impairment or reversal of impairment on non-financial assets	48	(1,447)	(138)	(364)
Tangible assets		(94)	(5)	(42)
Intangible assets		(1,330)	(83)	(16)
Other assets		(23)	(51)	(306)
Gains (losses) on derecognition of non - financial assets and subsidiaries, net	49	(3)	78	47
Negative goodwill recognized in profit or loss		-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	21	815	26
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		6,398	8,446	6,931
Tax expense or income related to profit or loss from continuing operations		(2,053)	(2,219)	(2,174)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		4,345	6,227	4,757
Profit (loss) after tax from discontinued operations		-	-	-
PROFIT FOR THE YEAR		4,345	6,227	4,757
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	31	833	827	1,243
ATTRIBUTABLE TO OWNERS OF THE PARENT		3,512	5,400	3,514

	Notes	2019	2018	2017
EARNINGS PER SHARE (Euros)	5
Basic earnings per share from continued operations		0.47	0.75	0.46
Diluted earnings per share from continued operations		0.47	0.75	0.46
Basic earnings per share from discontinued operations		-	-	-
Diluted earnings per share from discontinued operations		-	-	-

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2019	2018	2017
PROFIT RECOGNIZED IN INCOME STATEMENT	4,345	6,227	4,757
OTHER RECOGNIZED INCOME (EXPENSE)	(310)	(2,523)	(4,439)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(584)	(141)	(91)
Actuarial gains (losses) from defined benefit pension plans	(364)	(79)	(96)
Non-current assets and disposal groups held for sale	2	-	-
Share of other recognized income and expense of entities accounted for using the equity method	-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	(229)	(172)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(133)	166
Income tax related to items not subject to reclassification to income statement	140	(56)	5
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	274	(2,382)	(4,348)
Hedge of net investments in foreign operations (effective portion)	(687)	(244)	80
Valuation gains (losses) taken to equity	(687)	(244)	112
Transferred to profit or loss	-	-	-
Other reclassifications	-	-	(32)
Foreign currency translation	132	(1,537)	(5,080)
Translation gains (losses) taken to equity	113	(1,542)	(5,089)
Transferred to profit or loss	1	5	(22)
Other reclassifications	18	-	31
Cash flow hedges (effective portion)	(109)	27	(67)
Valuation gains (losses) taken to equity	(99)	(32)	(122)
Transferred to profit or loss	(10)	58	55
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Available-for-sale financial assets			719
Valuation gains (losses) taken to equity			384
Transferred to profit or loss			347
Other reclassifications			(12)
Debt securities at fair value through other comprehensive income	1,278	(901)
Valuation gains (losses) taken to equity	1,401	(766)
Transferred to profit or loss	(122)	(135)
Other reclassifications	-	-
Non-current assets and disposal groups held for sale	(19)	20	(20)
Valuation gains (losses) taken to equity	(8)	-	-
Transferred to profit or loss	-	20	-
Other reclassifications	(11)	-	(20)
Entities accounted for using the equity method	10	9	(14)
Income tax relating to items subject to reclassification to income statements	(332)	244	35
TOTAL RECOGNIZED INCOME/EXPENSE	4,036	3,704	318
Attributable to minority interest (non-controlling interests)	543	(420)	127
Attributable to the parent company	3,493	4,124	191

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2019												Accumulated other comprehensive income (Note 31)	Other (Note 31)
Balances as of January 1, 2019 as originally filed (*)	3,267	23,992	-	50	23,017	3	(58)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	58	-	-	-	76	(134)	-	-	-	-
Balance as of January 1, 2019	3,267	23,992	-	50	23,076	3	(58)	(296)	5,400	(1,109)	(7,215)	(3,236)	9,000	52,874
Total income/expense recognized	-	-	-	-	-	-	-	-	3,512	-	(19)	(291)	833	4,036
Other changes in equity	-	-	-	6	3,327	(3)	(68)	234	(5,400)	25	-	-	(106)	(1,985)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,059)	-	(4)	-	-	(1,084)	-	-	(142)	(2,289)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,088)	-	-	-	-	-	(1,088)
Sale or cancellation of treasury shares	-	-	-	-	13	-	-	1,322	-	-	-	-	-	1,335
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	4,360	(3)	(66)	-	(5,400)	1,109	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(4)	-	-	-	-	-	-	-	-	-	(4)
Other increases or (-) decreases in equity	-	-	-	11	14	-	1	-	-	-	-	-	36	62
Balances as of December 31, 2019	3,267	23,992	-	56	26,402	-	(125)	(62)	3,512	(1,084)	(7,235)	(3,526)	9,727	54,925

(*)   Balances as of December 31, 2018 as originally reported in the consolidated Financial Statements for the year 2018.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2018												Accumulated other comprehensive income (Note 31)	Other (Note 31)
Balances as of January 1, 2018 as originally filed (*)	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies	-	-	-	-	(2,579)	-	9	-	(5)	(129)	1,756	850	(822)	(919)
Of which: prospective changes in accounting policies (**)					(851)	-	-	-	-	-	(97)	23	7	(919)
Of which: retrospective changes in accounting policies					(1,728)	-	9	-	(5)	(129)	1,853	828	(828)	-
Adjusted initial balance (**)	3,267	23,992	-	54	22,895	12	(34)	(96)	3,514	(1,172)	(7,036)	(2,528)	9,536	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	5,400	-	(1,276)	(1,247)	827	3,704
Other changes in equity	-	-	-	(4)	180	(10)	(23)	(199)	(3,514)	63	1,096	540	(1,364)	(3,234)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(992)	-	(4)	-	-	(1,109)	-	-	(378)	(2,483)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,684)	-	-	-	-	-	(1,684)
Sale or cancellation of treasury shares	-	-	-	-	(24)	-	-	1,484	-	-	-	-	-	1,460
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.20)	-	-	-	-	1,274	(10)	(19)	-	(3,514)	1,172	1,096	540	(540)	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(19)	-	-	-	-	-	-	-	-	-	(19)
Other increases or (-) decreases in equity	-	-	-	15	(77)	-	-	-	-	-	-	-	(446)	(508)
Balances as of December 31, 2018	3,267	23,992	-	50	23,076	3	(58)	(296)	5,400	(1,109)	(7,215)	(3,236)	9,000	52,874

(*)   Balances as of December 31, 2017 as originally reported in the consolidated Financial Statements for the year 2017.

(**) The balance as of January 1, 2018, is the adjusted initial balance less the prospective changes in accounting policies.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2017												Accumulated other comprehensive income (Note 31)	Other (Note 31)
Balances as of January 1, 2017 as originally filed (*)	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Effect of changes in accounting policies	-	-	-	-	(1,813)	-	7	-	82	(111)	1,836	817	(817)	-
Balance as of January 1, 2017	3,218	23,992	-	54	21,875	20	(60)	(48)	3,557	(1,621)	(3,622)	(1,429)	9,493	55,428
Total income/expense recognized	-	-	-	-	-	-	-	-	3,514	-	(3,317)	(1,122)	1,243	318
Other changes in equity	50	-	-	-	1,872	(8)	25	(48)	(3,557)	449	-	-	(1,207)	(2,423)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	9	-	(9)	-	-	(1,029)	-	-	(290)	(1,318)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,674)	-	-	-	-	-	(1,674)
Sale or cancellation of treasury shares	-	-	-	-	1	-	-	1,626	-	-	-	-	-	1,627
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,902	(8)	41	-	(3,557)	1,621	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	22	9	-	(6)	-	-	(144)	-	-	(917)	(1,035)
Balances as of December 31, 2017	3,267	23,992	-	54	23,746	12	(34)	(96)	3,514	(1,172)	(6,939)	(2,551)	9,529	53,323

(*)   Balances as of December 31, 2016 as originally reported in the consolidated Financial Statements for the year 2016.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
		2019	2018	2017
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		(8,214)	9,249	1,722
1. Profit for the year		4,345	6,227	4,757
2. Adjustments to obtain the cash flow from operating activities		9,582	7,619	8,531
Depreciation and amortization		1,599	1,208	1,387
Other adjustments		7,983	6,411	7,144
3. Net increase/decrease in operating assets		(36,747)	(12,094)	(5,227)
Financial assets held for trading		(11,664)	1,379	5,662
Non-trading financial assets mandatorily at fair value through profit or loss		(318)	(643)
Other financial assets designated at fair value through profit or loss		99	349	(783)
Financial assets at fair value through other comprehensive income		(3,755)	(206)	5,032
Financial assets at amortized cost		(24,119)	(12,067)	(14,836)
Other operating assets		3,010	(906)	(302)
4. Net increase/decrease in operating liabilities		16,208	10,286	(3,916)
Financial liabilities held for trading		8,061	(466)	(6,057)
Other financial liabilities designated at fair value through profit or loss		2,680	1,338	19
Financial liabilities at amortized cost		8,016	10,481	2,111
Other operating liabilities		(2,549)	(1,067)	11
5. Collection/Payments for income tax		(1,602)	(2,789)	(2,423)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		98	7,516	2,902
1. Investment		(1,494)	(2,154)	(2,339)
Tangible assets		(852)	(943)	(777)
Intangible assets		(528)	(552)	(564)
Investments in joint ventures and associates		(114)	(150)	(101)
Other business units		-	(20)	(897)
Non-current assets classified as held for sale and associated liabilities		-	(489)	-
Held-to-maturity investments				-
Other settlements related to investing activities		-	-	-
2. Divestments		1,592	9,670	5,241
Tangible assets		128	731	518
Intangible assets		-	-	47
Investments in joint ventures and associates		98	558	18
Subsidiaries and other business units		5	4,268	936
Non-current assets classified as held for sale and associated liabilities		1,198	3,917	1,002
Held-to-maturity investments				2,711
Other collections related to investing activities		162	196	9
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,702)	(5,092)	(98)
1. Payments		(7,418)	(8,995)	(5,763)
Dividends		(2,147)	(2,107)	(1,698)
Subordinated liabilities		(3,571)	(4,825)	(2,098)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(1,088)	(1,686)	(1,674)
Other items relating to financing activities		(612)	(377)	(293)
2. Collections		4,716	3,903	5,665
Subordinated liabilities		3,381	2,451	4,038
Treasury shares increase		-	-	-
Treasury shares disposal		1,335	1,452	1,627
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(258)	(2,498)	(4,266)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		(11,077)	9,175	261
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		54,167	44,992	44,978
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)		43,090	54,167	45,239

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	Notes	2019	2018	2017
Cash	9	7,060	6,346	6,220
Balance of cash equivalent in central banks	9, 14	36,031	47,821	39,018
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		43,090	54,167	45,239

The accompanying Notes are an integral part of the consolidated financial statements.

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

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, the “Group” or the “BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.

As of December 31, 2019, the BBVA Group had 288 consolidated entities and 54 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2019 have been authorized for issue on February 28, 2020.

1.2   Basis for the presentation of the Consolidated Financial Statements

The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2019, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting applicable to the Group in Spain (see Note 1.3).

The BBVA Group’s accompanying Consolidated Financial Statements for the year ended December 31, 2019 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 10, 2020) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2019, together with the consolidated results of its transactions and cash flows generated during the year ended December 31, 2019.

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

1.3   Comparative information

Leases

As of January 1, 2019, IFRS 16 “Leases” replaced IAS 17 “Leases” and includes changes in the lessee accounting model (see Note 2.2.19). This amendment was applied using the modified retrospective method and the previous years have not been restated for comparison purposes as allowed by the standard (see Note 2.3).

Income taxes

As mentioned in Note 2.3 and derived from the Annual improvements cycle to IFRSs 2015-2017, the amendment to IAS 12 – “Income Taxes”  requires that the tax impacts of the distribution of dividends should be recorded under "Tax expense or income related to profit or loss from continuing operations" in the consolidated income statement for the year. Previously they were recorded under total equity.

In order for the information to be comparable, the information for the years 2018 and 2017 has been restated, recognizing a €76 million profit and a €5 million loss in the consolidated financial statements for such years, respectively, under “Retained earnings“ and “Less: Interim dividends”. This has meant an increase of 1.4% and a decrease of 0.1% in the “Profit or loss attributable to owners of the parent” for the years 2018 and 2017, respectively with respect to amounts previously presented in the consolidated Financial Statements for the year ended December 31, 2018 and 2017. This reclassification has had no impact on the consolidated total equity.

Operating segments

During 2019, there have been changes to the BBVA Group business segments in comparison to the segment structure in 2018 (See Note 6). The information related to business segments as of and for the years ended December 31, 2018 and 2017 has been restated in order to make them comparable, as required by IFRS 8 “Information by business segments”.

Hyperinflationary economies

In 2018, the information as of December 31, 2017 was restated for comparative purposes taking into account the change in accounting policies for hyperinflationary economies in accordance with IAS 29 "Financial information in hyperinflationary economies" (see Note 2.2.20).

Application of IFRS 9

As of January 1, 2018, IFRS 9 “Financial instruments” replaced IAS 39 “Financial Instruments: Recognition and Measurement” and included changes in the requirements for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting (see Note 2.2.1). As permitted by the standard, IFRS 9 was not applied retrospectively for previous years. As a consequence of the application of IFRS 9, the comparative information for the financial year 2017 included in these Consolidated Financial Statements was subject to some non-significant modifications in order to improve the comparability.

1.4   Seasonal nature of income and expense

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.

1.5   Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:

•           Loss allowances on certain financial assets (see Notes 7, 12, 13, 14 and 16).

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

During 2019 there were no significant changes to the assumptions and estimations performed as of December 31, 2018, except as indicated in these Consolidated Financial Statements.

1.6   BBVA Group’s Internal Control over Financial Reporting

BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (hereinafter “ICFR"). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.

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

•           The monitoring activities over the controls to support they perform correctly and are effective over time.

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

 These internal control units are integrated within the BBVA internal control model which is based in two pillars:

•           A control system organized into three lines of defense that has been updated  and strengthened in 2019 :

•           The first line of defense (1LoD) is located within the business and support units, which are responsible for identifying risks associated with their processes, as well as for implementing and executing the necessary controls to mitigate them. In 2019, in order to reinforce the adequate risk management in each areas processes, the role of the Risk Control Assurer was created.

•           The second line of defense (2LoD) comprises the specialized control units for each type of risk (Legal, IT, Third Party, Finance, Compliance or Processes among others). This second line defines the mitigation and control frameworks for their areas of responsibility across the entire organization and performs challenge to the control model (supervises the implementation and design of the controls and assesses their effectiveness).

•           The third line of defense (3LoD) is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

•           A committee structure, called Corporate Assurance, which enables the escalation of possible weaknesses and internal control issues to the management at a Group level and also in each of the countries where the Group operates.

The internal control units within Finance comply with a common and standard methodology established at the Group level, as set out in the following diagram:

The ICFR Model is subject to annual evaluations by the Group’s Internal Audit Unit. It is also supervised by the Audit Committee of the Bank’s Board of Directors.

The BBVA Group is also required to comply with the Sarbanes-Oxley Act (hereafter “SOX”) for Consolidated Financial Statements as a listed company with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design, compliance and implementation of the internal control model to make it effective and to support the quality and accuracy of the financial information.

2.   Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the accompanying consolidated Financial Statements.

2.1   Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

•           Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of control, see Glossary). The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Minority interests (Non-controlling interests)” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest (non-controlling interests)” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2019. Appendix I includes other significant information on all entities.

•           Joint ventures

Joint ventures are those entities for which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method as of December 31, 2019.

•           Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Financial assets at fair value through other comprehensive income” or “Non-trading financial assets mandatorily at fair value through profit or loss”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2019, 2018 and 2017 these entities are not significant to the Group.

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

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assessing whether the Group has control over the relevant elements, exposure to variable returns from involvement with the investee and the ability to use control over the investee to affect the amount of the investor’s returns.

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

This type of entities include cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

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

For additional information on the accounting treatment for the transfer and derecognition of financial instruments, see Note 2.2.2. “Transfers and derecognition of financial assets and liabilities”.

•           Non-consolidated structured entities

 The Group owns other vehicles also for the purpose of allowing customers access to certain investments, to transfer risks, and for other purposes, but without the Group having control of the vehicles, which are not consolidated in accordance with IFRS 10 – “Consolidated Financial Statements”. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s Consolidated Financial Statements.

As of December 31, 2019, 2018 and 2017 there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it manages since the necessary control conditions are not met. Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger or arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

The mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them from carrying out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group.

In all cases, the operating results of equity method investees acquired by the BBVA Group in a particular period only include the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year only include the period from the start of the year to the date of disposal.

The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2019, financial statements as of December 31 of all Group entities were utilized except for the case of the consolidated financial statements of 6 associates deemed non-significant for which financial statements as of November 30, 2019 were used for 5 of them and the financial statements as of October 31, 2019 were used for 1 of them.

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

The accounting standards and policies and valuation criteria used in preparing the accompanying Consolidated Financial Statements are as follows:

2.2.1   Financial instruments

IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. Currently, the Group has elected to continue the application of IAS 39 for hedge accounting, as permitted by IFRS 9. The disclosures for the financial year 2017 related to the measurement of financial assets and liabilities, the definition of impaired financial assets, and the method for calculating the impairment on financial assets, which are presented for the purpose of comparability, are based on the accounting policies and valuation criteria applicable under IAS 39.

The main aspects regarding IAS 39, applicable until December 31, 2017, are as follows:

Measurement of financial instruments

IAS 39 established the following three categories for the recognition of financial assets, not applicable under IFRS 9, valued as follows:

•           “Available-for-sale financial assets”: Assets recognized under this heading were measured at their fair value. Subsequent changes in fair value (gains or losses) were recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss -Available-for-sale financial assets”.

•           “Loans and receivables” and “Held-to-maturity investments”: Assets and liabilities recognized under these headings were subsequently measured at “amortized cost” using the “effective interest rate” method. This was because the consolidated entities generally intend to hold such financial instruments to maturity.

•           Equity instruments whose fair value could not be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments were recorded at acquisition cost; adjusted, where appropriate, for any impairment loss.

Impairment losses on financial assets

The method for calculating the impairment of financial assets under IAS 39 was based on incurred losses; impairment losses were recognized only if there was objective evidence of impairment. In other words, an event of a loss had to occur after initial recognition, so that the impairment loss could have been recognized.

First, the Group would determine whether there was objective evidence of impairment individually for individually significant debt instruments, and collectively for debt instruments that were not individually significant. If the Group determined that there was no objective evidence of impairment, the assets were classified in groups of debt instruments based on similar risk characteristics and impairment was assessed collectively.

The impairment on financial assets was determined by type of instrument and other circumstances that could have affected it, taking into account the guarantees received to assure (in part or in full) the performance of the financial assets.

The information used under such model was past information, adjusted in order to reflect the effect of the conditions in such reporting period, which did not affect the period matching past information, and avoid the effect of the conditions that did not exist. The model did not allow the use of prospective information.

In the case of equity instruments classified as available for sale, valued at fair value, when there was objective evidence that the negative differences that arose on measurement of these equity instruments were due to impairment, they were no longer registered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and were recognized in the consolidated income statement. In general, the Group considered that there was objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses had existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months. When applying this evidence of impairment, the Group took into account the volatility in the price of each individual equity instrument to determine whether it was a percentage that could be recovered through its sale in the market; other different thresholds could have existed for certain equity instruments or specific sectors. In addition, for individually significant investments, the Group compared the valuation of the most significant equity instruments against valuations performed by independent experts.

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

A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

•           The financial asset is managed within a business model whose purpose is to maintain the financial assets to maturity, to receive contractual cash flows; and

•           In accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:

•           The financial asset is managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and

•           The contractual characteristics of the instrument generate cash flows which only represent the return of the principal and interest.

A debt instrument will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

In general, equity instruments will be measured at fair value through profit or loss. However the Group may make an irrevocable election, at initial recognition to present subsequent changes in the fair value through “other comprehensive income”.

Financial assets will only be reclassified when BBVA Group decides to change the business model. In this case, all of the financial assets assigned to this business model will be reclassified. The change of the objective of the business model should occur before the date of the reclassification.

Measurement of financial assets

All financial instruments are initially recognized at fair value, plus those transaction costs which are directly attributable to the issue of the particular instrument for those cases in which financial assets are not classified at fair value through profit or loss.

Excluding all derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement in the period in which the change occurred (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets.

“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit and loss” and “Financial assets designated at fair value through profit or loss”

Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit and loss” are assigned to a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if it eliminates or significantly reduces a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.

The assets recognized under these headings of the consolidated balance sheet are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit and loss, net” and “Gains (losses) on financial assets designated at fair value through profit or loss, net” in the accompanying consolidated income statement  (see Note 41). Changes in fair value resulting from variations in foreign exchange rates are recognized under the heading Gains (losses) on financial assets and liabilities, net in the accompanying consolidated income statements (Note 41).

”Financial assets at fair value through other comprehensive income”

•           Debt instruments

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. This category of valuation implies the recognition of the information in the income statement as if it were an instrument valued at amortized cost, while the instrument is valued at fair value in the balance sheet. Thus, both the interests of these instruments and the exchange differences and impairment that arise in their case are recorded in the profit and loss account, while subsequent changes in its fair value (gains or losses) are recognized temporarily (by the amount net of tax effect) under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of financial assets measured at fair value through other comprehensive income” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until a loss allowance is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” (see Note 41).

The net loss allowances in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Loss allowances on financial assets, net – Financial assets at fair value through other comprehensive income” (see Note 47) in the consolidated income statement for that period.

Interests of these instruments are recorded in the consolidated profit and loss account (see Note 37). Changes in foreign exchange rates are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

•           Equity instruments

The BBVA Group, at the time of the initial recognition, may elect to present changes in the fair value in other comprehensive income of an investment in an equity instrument that is not held for trading. The election is irrevocable and can be made on an instrument-by-instrument basis. Subsequent changes in fair value (gains or losses) are recognized under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income”.

“Financial assets at amortized cost”

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net loss allowances of assets recorded under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that period.

Classification and measurement of financial liabilities

Classification of financial liabilities

Under IFRS 9, financial liabilities are classified in the following categories:

•           Financial liabilities at amortized cost;

•           Financial liabilities that are held for trading, including derivatives, are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments;

•           Financial liabilities that are designated at fair value through profit or loss on initial recognition under the Fair Value Option. The Group has the option to designate irrevocably, on the initial moment of recognition, a financial liability as at fair value through profit or loss provided that doing so results in the elimination or significant reduction of measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.

Measurement of financial liabilities

All financial instruments are initially recognized at fair value except for those transaction costs which are directly attributable to the issue of the particular financial liability, for those cases in which financial liabilities are not classified at fair value through profit or loss.

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

“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss“

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheets are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the accompanying consolidated income statements (see Note 41), except for the financial liabilities designated at fair value through profit and loss under the fair value option for which the amount of change in the fair value that is attributable to changes in the own credit risk which is presented in under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading Gains (losses) on financial assets and liabilities, net in the accompanying consolidated income statements (Note 41).

“Financial liabilities at amortized cost”

The liabilities under this category are subsequently measured at amortized cost, using the “effective interest rate” method.

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

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•           In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable, except for interest-rate risks hedges (which are almost all of the hedges used by the Group), for which the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement (see Note 37).

•           In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, with counterpart on the headings “Derivatives-Hedge Accounting” and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains (losses) from hedge accounting, net”, using, as a balancing item, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable).

•           In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading ”Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

•           Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 41).

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

Loss allowances on financial assets

Definition of impaired financial assets

The impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value with changes in accumulated other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

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

The BBVA Group has applied the following definitions:

•             Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

•           Payment past-due for more than 90 days; or

•           there are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2019, the Group has not considered periods higher than 90 days for any of the significant portfolios.

•             Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•           Significant financial difficulty of the issuer or the borrower,

•           A breach of contract (e.g. a default or past due event),

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

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although the specific characteristics of each geographic area are respected:

•           Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on the age of transactions at the time of implementation of the standard, some simplifications were made to compare the probabilities of default between the current and the initial moment, based on the best information available at that moment.

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

Additionally, instruments under one of the following circumstances are considered Stage 2:

•           More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2019, the Group has not considered periods higher than 30 days for any of the significant portfolios.

•           Watch list: They are subject to special watch by the Risk units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

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

Thus the classification of financial instruments subject to impairment under IFRS 9 is as follows:

•           Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses derived from defaults.

•           Stage 2– significant increases in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the loss allowances of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

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

•           the time value of money, and

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

To determine whether there is a significant increase in credit risk that is not reflected in the published ratings, the Group also monitors the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very low. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are Gross Domestic Product (GDP), interest rates, unemployment rate and price of real estate properties.

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

•           Both the income generated on the transferred (but not derecognized) financial asset and the expense of the new financial liability continue to be recognized.

Treatment of securitizations

The securitizations to which the Group entities transfer their credit portfolios are consolidated entities of the Group. For more information, refer to Note 2.1 “Principles of consolidation”.

The Group considers that the risks and benefits of the securitizations are substantially retained if the subordinated bonds are held and/ or if subordination funding has been granted to those securitization funds, which means that the credit loss risk of the securitized assets will be assumed. Consequently, the Group is not derecognizing those transferred loan portfolios.

On the other hand, the Group has carried out synthetic securitizations, which are transactions where risk is transferred through derivatives or financial guarantees and in which the exposure of these securitizations remains in the balance sheet of the Group. The Group has established the synthetic securitizations through received financial guarantees. As for the commissions paid, they are accrued during the term of the financial guarantee.

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

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognizes a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying loss allowances on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively to “Provisions or reversal of provision” in the consolidated income statements (see Note 46).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).

Synthetic securitizations made by the Group to date meet the requirements of the accounting regulations for accounting as guarantees. Consideration as a financial guarantee means recognition of the commission paid for it over the period.

2.2.4   Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

The headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheet include the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

These headings include individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The heading “Non-current assets and disposal groups classified as held for sale” include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or received in payment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheet reflects the balances payable arising from disposal groups and discontinued operations.

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

At the time of the initial recognition, these real estate assets foreclosed or received in payment of debts, classified as “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower of: their restated fair value less estimated sale costs and their carrying amount; a deterioration or impairment reversal can be recognized for the difference if applicable.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under the heading “Non-current assets and disposal groups classified as held for sale”.

Fair value of non-current assets held for sale from foreclosures or recoveries is based, mainly, in appraisals or valuations made by independent experts on an annual basis or more frequently, should there be indicators of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expense for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit (loss) after tax from discontinued operations” in the consolidated income statement, whether the business remains on the consolidated balance sheet or is derecognized from the consolidated balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal.

2.2.5   Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease terms (right to use), intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties which are expected to be held for continuing use.

For more information regarding the accounting treatment of right to use assets under lease terms, see Note 2.2.19 "Leases".

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount (see Note 17).

Depreciation is calculated using the straight-line method, during the useful life of the asset, on the basis of the acquisition cost of the assets less their residual value; the land is considered to have an indefinite life and is therefore not depreciated.

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

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (defined as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a previously impaired tangible asset is now recoverable, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss recognized in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

In the BBVA Group, most of the buildings held for own use are assigned to the different Cash-Generating-Units (CGU) to which they belong. The corresponding impairment analyses are performed for these CGUs to check whether sufficient cash flows are generated to support the value of the assets comprised within.

Operating and maintenance expense relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading "Administration costs - Other administrative expense - Property, fixtures and materials" (see Note 44.2).

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

The BBVA Group determines periodically the fair value of its investment properties in such a way that, at the end of the financial year, the fair value reflects the market conditions of investment property assets’ market at such date. This fair value will be determined taking as references the valuations performed by independent experts.

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

Properties purchased from customers in distress, which the Group manages for sale, are measured at the acquisition date and any subsequent time, at either their related carrying amount or the net realizable value of the property, whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are recognized under the heading "Impairment or reversal of impairment on non-financial assets” in the accompanying consolidated income statements for the year in which they are incurred (see Note 48).

In the case of the above mentioned real-estate assets, if the net realizable value is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading "Impairment or reversal of impairment on non-financial assets" in the consolidated income statement for the year. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading "Other operating expense – Change in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Gains from sales of non-financial services” in the consolidated income statements (see Note 42).

2.2.7   Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the “acquisition method”.

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

In a business combination achieved in stages, the acquirer shall measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” of the consolidated income statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

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

Goodwill is assigned to one or more CGUs that expect to be the beneficiaries of the synergies derived from the business combinations. The CGUs represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

•           Is the lowest level at which the entity manages goodwill internally.

•           Is not larger than an operating segment.

The cash generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

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

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful life intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The amortization charge of these assets is recognized in the accompanying consolidated income statements under the heading "Depreciation and amortization" (see Note 45).

The consolidated entities recognize any impairment losses on the carrying amount of these assets with charge to the heading “Impairment or reversal of impairment on non - financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 48). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

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

The income or expense reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

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

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. These amounts are registered by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 19).

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

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are recognized to the extent that it is probable that the consolidated entities will generate enough taxable profits to make deferred tax assets settle and do not correspond to those from initial recognition (except in the case of business combinations), which also does not affect the fiscal outcome.

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

The income and expense directly recognized in consolidated equity that do not increase or decrease taxable income are accounted for as temporary differences.

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

Among other items, these provisions include the commitments made to employees by some of the Group entities mentioned in Note 2.2.12, as well as provisions for tax and legal litigation.

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

Short-term employee benefits

Benefits for current active employees which are accrued and settled during the year and for which a provision is not required in the entity´s accounts. These include wages and salaries, social security charges and other personnel expense.

Costs are charged and recognized under the heading “Administration costs – Personnel expense – Other personnel expense” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-contribution plans

The Group sponsors defined-contribution plans for the majority of its active employees. The amount of these benefits is established as a percentage of remuneration and/or as a fixed amount.

The contributions made to these plans in each year by BBVA Group entities are charged and recognized under the heading “Administration costs – Personnel expense– Defined-contribution plan expense” of the consolidated income statement (see Note 44.1).

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

Current service cost is charged and recognized under the heading “Administration costs – Personnel expense – Defined-benefit plan expense” of the consolidated income statement (see Note 44.1).

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

2.2.13   Equity-settled share-based payment transactions

Equity –settled share-based payment transactions, provided they constitute the delivery of such equity instruments once completion of a specific period of services has occurred, are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ funds – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

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

•           Monetary items are converted to the functional currency at the closing exchange rate.

•           Income and expense are converted at the period’s average exchange rates for all the operations carried out during the year. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading "Exchange differences, net" in the consolidated income statements (see Note 41). However, the exchange differences in non-monetary items measured at fair value are recorded to equity under the heading “Accumulated other comprehensive income or loss - Items not subject to reclassification to income statement - Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•           Assets and liabilities: at the closing spot exchange rates as of the date of each of the consolidated balance sheets.

•           Income and expense and cash flows are converted by applying the exchange rate applicable on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations during the year.

•           Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Entities accounted for using the equity method" (Note 30) until the item to which they relate is derecognized, at which time they are recognized in the income statement.

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

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements. Venezuela is a country with strong exchange restrictions that has different rates officially published, and, since December 31, 2015, the Board of Directors considers that the use of these exchanges rates for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in this country. Therefore, since the year ended December 31, 2015, the exchange rate for converting bolivars into euros is an estimation taking into account the evolution of the estimated inflation in Venezuela.

As of December 31, 2019, 2018 and 2017, the impact on the financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.20).

2.2.17   Recognition of income and expense

The most significant policies used by the BBVA Group to recognize its income and expense are as follows.

•           Interest income and expense and similar items:

As a general rule, interest income and expense and similar items are recognized on the basis of their period of accrual using the effective interest rate method.

They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expense:

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

•           Income from dividends received:

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

•           Commissions, fees and similar items:

Income and expense relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

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

•           Non-financial income and expense:

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

2.2.19   Leases

Effective January 1, 2019, IFRS 16 replaced IAS 17 “Leases” (see Note 2.3). The single lessee accounting model requires the lessee to record assets and liabilities for all lease contracts. The standard provides two exceptions to the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has elected to apply both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings ‘‘ Tangible assets – Property plants and equipment’’ and‘‘ Tangible assets – Investment properties’’ of the consolidated balance sheet (see Note 17) and a lease liability representing its obligation to make lease payments which is recorded under the heading ‘‘ Financial liabilities at amortized cost – Other financial liabilities’’ in the consolidated balance sheet (see Note 22.5).

At the initial date of the lease, the lease liability represents the present value of all lease unpaid payments. The liabilities registered under this heading of the consolidated balance sheets are measured after their initial recognition at amortized cost, this being determined in accordance with the “effective interest rate” method.

The right to use assets are initially recorded at cost. This cost consists of the initial measurement of the lease liability, any payment made before the initial date less any lease incentives received, all direct initial expenses incurred, as well as an estimate of the expenses to be incurred by the lessee, such as expenses related to the removal and dismantling of the underlying asset. The right to use assets recorded under this heading of the consolidated balance sheets are measured after their initial recognition at cost less:

•           The accumulated depreciation and accumulated impairment

•           Any remeasurement of the lease liability.

The interest expense on the lease liability is recorded in the consolidated income statements under the heading “Interest expense” (see note 37). Variable payments not included in the initial measurement of the lease liability are recorded under the heading “Administration costs – Other administrative expense” (see Note 44).

Amortization is calculated using the straight-line method over the lifetime of the lease contract, on the basis of the cost of the assets. The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45).

In case of electing one of the exceptions in order not to recognize the corresponding right to use and the liability in the consolidated balance sheets, payments related to the corresponding lease are recognized in the consolidated income statements, over the contract period, lineally, or in the way that best represents the structure of the lease operation, under the heading "Other administrative expense” (see Note 44).

Operating lease and sublease incomes are recognized in the consolidated income statements under the headings “Other operating income” (see Note 42).

As a lessor, lease contracts are classified as finance leases from the inception of the transaction if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

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

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under "Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease" in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating income” and "Other operating expense" (see Note 42).

If a fair value sale and leaseback results in a lease, the profit or loss generated from the effectively transferred part of the sale is recognized in the consolidated income statement at the time of sale (only for the effective transmitted part).

The assets leased out under operating lease contracts to other entities in the Group are treated in the Consolidated Financial Statements as for own use, and thus rental expense and income is eliminated in consolidation and the corresponding depreciation is recognized.

2.2.20   Entities and branches located in countries with hyperinflationary economies

In accordance with the IFRS-IASB criteria, to determine whether an economy has a high inflation rate the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Argentina

Since 2018, the economy of Argentina has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Argentina have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial reporting in hyperinflationary economies“.

During 2019 and 2018, the increase in the reserves of Group entities located in Argentina derived from the re-expression for hyperinflation (IAS 29) amounts to €470 and €703 million, respectively, of which €313 and €463 million, respectively, have been recorded within “Shareholders’ funds - Retained earnings” and €157 and €240 million, respectively, within “Minority interests – Other”. Furthermore, during 2019 and 2018 the decrease in the reserves of Group entities located in Argentina derived from the conversion (IAS 21) amounted to €460 and €773 million, respectively, of which €305 and €515 million, respectively, have been recorded within “Shareholders’ funds - Retained earnings”, and €155 and €258 million, respectively, within “Minority interests – Other”. The net impact of both effects is presented under the caption “Other increases or (-) decreases in equity” in the consolidated Statement of Changes in Equity for the years ended December 31, 2019 and 2018. The net loss in the profit attributable to the parent company of the Group in 2019 and 2018 derived from the application of IAS 29 amounted to €190 and €209 million, respectively. In addition, there is a net loss in the profit attributable to the parent company of the Group in 2019 and 2018 derived from the application of IAS 21 which amounted to €34 and €57 million, respectively.

The breakdown of the General Price Index (“GPI”) and the inflation index used as of December 31, 2019 and 2018 for the inflation restatement of the financial statements of the Group companies located in Argentina is as follows:

General Price Index
	2019	2018
GPI	285	184
Average GPI	233	152
Inflation of the period	55%	48%

Venezuela

Since 2009, the economy of Venezuela has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial reporting in hyperinflationary economies“.

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €8, €12 and €13 million in 2019, 2018 and 2017, respectively (see Note 2.2.16).

2.3   Recent IFRS pronouncements

Standards and interpretations that became effective in 2019

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective in 2019.

IFRS 16 – “Leases”

Effective January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions to the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has elected to apply both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets – Property plants and equipment” or “Tangible assets – Investment properties” of the consolidated balance sheet (see Note 17) and a lease liability representing its obligation to make lease payments which is recorded under the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet (see Note 22.5). In the consolidated income statement, the amortization of the right to use assets is recorded in the heading “Depreciation and amortization – tangible asset” (see Note 45) and the financial cost associated with the lease liability is recorded in the heading “Interest expense” (see Note 37.2).

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

At the transition date, the Group decided to apply the modified retrospective approach which requires recognition of a lease liability equal to the present value of the future payments committed to as of January 1, 2019. Regarding the measurement of the right-of-use asset, the Group elected to record an amount equal to the lease liability, adjusted for the amount of any advance or accrued lease payment related to that lease recognized in the balance sheet before the date of initial application.

The Group´s lease liabilities, as a consequence of the first application of IFRS 16, correspond to the present value of the future lease payments obligations during the lease term (see Note 22.5). This liability on January 1, 2019 does not match with the future minimum payments for operating leases which had been disclosed in Note 35 of the consolidated financial statements for the year 2018 and which were calculated under the previous standard IAS 17. The difference is mainly the result of the discount rate used to determine the present value of the future lease payments as well as the lease term which includes the options to extend and/or early terminate, provided that it is reasonably certain that this option will/will not be exercised. The discount rate used in Spain, the geography which represents the biggest part of the IFRS 16 impact was 1,67% at the moment of the first application.

As of January 1, 2019, the Group recognized assets for the right-of-use and lease liabilities for an amount of €3,419 and €3,472 million, respectively. The impact in terms of capital (CET1) of the Group amounted to -11 basis points.

IFRIC 23 – “Uncertainty over income tax treatments”

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

If the entity considers that it is not probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to use the most likely amount or the expected value (sum of the probability weighted amounts in a range of possible outcomes) in determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The method used should be the method that the entity expects to provide the better prediction of the resolution of the uncertainty.

The implementation of this standard as of January 1, 2019 has not had a significant impact on the Group’s consolidated financial statements.

Amended IAS 28 – “Long-term Interests in associates and joint ventures”

The amendments to IAS 28 clarify that an entity is required to apply IFRS 9 to long term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The implementation of this standard as of January 1, 2019 has not had a significant impact on the Group’s consolidated financial statements.

Annual improvements cycle to IFRSs 2015-2017

The annual improvements cycle to IFRSs 2015-2017 includes minor changes and clarifications to IFRS 3- “Business Combinations”, IFRS 11 – “Joint Arrangements”, IAS 12 – “Income Taxes” and IAS 23 – “Borrowing Costs”. The implementation of these standards as of January 1, 2019 has not had a significant impact on the Group’s consolidated financial statements.

Additionally, this project has introduced an amendment to IAS 12 that became effective on January 1, 2019 and meant that the tax impact of the distribution of generated benefits must be recorded in the "Tax expense or income related to profit or loss from continuing operations" line of the consolidated income statement for the year. The amount derived from this amendment to IAS 12 resulted in a credit of €91 million in the consolidated income statement for the year 2019 (see Note 1.3).

Amended IAS 19 – “Plan Amendment, Curtailment or Settlement”

The minor amendments in IAS 19 concern the cases if an employee benefit plan is amended, curtailed or settled during the period. In these cases, an entity should ensure that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The implementation of this standard as of January 1, 2019 has not had a significant impact on the Group´s consolidated financial statements.

Standards and interpretations issued but not yet effective as of December 31, 2019

The following new International Financial Reporting Standards together with their Interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of December 31, 2019. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

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

This Standard will be applied to the accounting years starting on or after January 1, 2020. No significant impact on the consolidated financial statements is expected.

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

This Standard will be applied to the accounting years starting on or after January 1, 2020. No significant impact on the consolidated financial statements is expected.

Amendments to IFRS 9, IAS 39 and IFRS 7- IBOR Reform

The IBOR Reform (Phase 1) refers to the amendments to IFRS 9, IAS 39 and IFRS 7 issued by the IASB to prevent some hedge accounting from having to be discontinued in the period before the reform of the interest rate references takes place.

In some cases and / or jurisdictions, there may be uncertainty about the future of some interest rate references or their impact on the contracts held by the entity, which directly causes uncertainty about the timing or amounts of the cash flows of the hedged instrument or hedging instrument. Due to such uncertainties, some entities may be forced to discontinue their hedge accounting, or not be able to designate new hedging relationships.

For this reason, the amendments include several reliefs that apply to all hedging relationships that are affected by the uncertainty arising from the IBOR reform; A hedging relationship is affected by the reform if it generates uncertainty about the timing or amount of the cash flows of the hedged instrument or that of a hedging instrument referenced to the particular interest rate benchmark.

Since the purpose of the modification is to provide some relief to the application of certain specific requirements of hedge accounting, these exceptions must end once the uncertainty will be resolved or the hedging relationship ceases to exist.

The modifications will be applicable to the accounting years beginning on or after January 1, 2020 although early application is allowed. The Group has not applied these modifications in advance as of December 31, 2019 because it considers that the existing uncertainty does not affect its hedging relationships to the point that some had to be discontinued. Since 2020, they are not expected to have a significant impact on the consolidated financial statements of the Group.

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

This Standard will be applied to the accounting years starting on or after January 1, 2022. During 2019, the Group has established an IFRS 17 implementation project with the objective of harmonizing the criteria in the Group and with the participation of all the affected areas.

3.   BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2019:

•           Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•           Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.

•           Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•           Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The following table sets forth information related to the Group’s total assets as of December 31, 2019, 2018 and 2017, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of euros)
	2019	2018	2017
Banking and other financial services	667,319	647,164	659,414
Insurance and pension fund managing companies	29,300	26,732	26,134
Other non-financial services	2,071	2,793	4,511
Total	698,690	676,689	690,059

The total assets and results of operations broken down by operating segments are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with active presence in other countries, as shown below:

•           Spain

The Group’s activity in Spain is mainly carried out through Banco Bilbao Vizcaya Argentaria, S.A. The Group also has other entities that mainly operate in Spain’s banking sector and insurance sector.

•           Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through BBVA Mexico.

•           South America

The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2019, are consolidated (see Note 2.1).

•           The United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA USA Bancshares, Inc. at their head, as well as through the New York BBVA, S.A. branch and a representative office in Silicon Valley (California).

•           Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti BBVA Group.

•           Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Switzerland, Italy, Germany, Netherlands, Finland and Romania, branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom, and a representative office in Moscow.

•           Asia-Pacific

The Group’s activity in this region is carried out through the Bank branches (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Significant transactions in the Group in 2019

Divestitures

Sale of BBVA’s stake in BBVA Paraguay

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of its wholly-owned subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The consideration for the acquisition of BBVA Paraguay’s shares amounts to approximately $270 million. The above mentioned consideration is subject to regular adjustments for these kind of transactions between the signing and closing dates of the transaction. It is expected that the transaction would result in a capital gain, net of taxes, calculated as of the date of this Annual Report, of approximately €40 million and in a positive impact on the BBVA Group’s Common Equity Tier 1 of approximately 6 basis points. The closing of the transaction is expected during the first quarter of 2020 after obtaining regulatory authorizations from the competent authorities.

Significant transactions in the Group in 2018

Divestitures

Sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer (the “Offer”) from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owned approximately, directly and indirectly, 68.19% of BBVA Chile share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement and the sale was completed on July, 6, 2018.

The consideration received in cash by BBVA as consequence of the referred sale amounted to, approximately, USD 2,200 million. The transaction resulted in a capital gain, net of taxes, of €633 million, which was recognized in 2018.

Agreement for the creation of a joint-venture and transfer of the real estate business in Spain

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

Divarian is the company to which the BBVA Group has contributed the Business provided that the effective transfer of several real estate assets (REOs) remains subject to the fulfilment of certain conditions precedent. The final price payable by Cerberus will be adjusted depending on the volume of REOs effectively contributed.

The transaction did not have a significant impact on BBVA Group’s attributable profit of 2018 or the Common Equity Tier 1 as of December 31, 2018.

Significant transactions in the Group in 2017

Investments

 On February 21, 2017, BBVA Group entered into an agreement for the acquisition from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S of 41,790,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti”), amounting to 9.95% of the total issued share capital of Garanti Bank. On March 22, 2017, the sale and purchase agreement was completed, and therefore BBVA´s total stake in Garanti as of December 31, 2017 amounts to 49.85% (See Note 31).

4.   Shareholder remuneration system

As announced on February 1, 2017, BBVA’s Board of Directors, at its meeting held on March, 29, 2017, executed a capital increase to be charged to voluntary reserves for the instrumentation of the last “Dividend Option”, being the subsequent shareholders’ remunerations fully in cash.

This fully in-cash shareholders’ remuneration policy would be composed of a distribution on account of the dividend of such year (expected to be paid in October) and a final dividend (which would be paid once the year has ended and the profit allocation has been approved, expected for April), subject to the applicable authorizations by the competent governing bodies.

Shareholder remuneration scheme “Dividend Option”

Until 2017, the Group implemented a shareholder remuneration system referred to as “Dividend Option”.

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

On March 29, 2017, BBVA’s Board of Directors resolved to execute the capital increase to be charged to voluntary reserves approved by the Annual General Meeting (“AGM”) held on March 17, 2017, under agenda item three, to implement a “Dividend Option” in that year. As a result of this increase, the Bank’s share capital increased by €49,622,955.62 through the issuance of 101,271,338 newly-issued BBVA ordinary shares at 0.49 euros par value, given that 83.28% of owners of the rights of free allocation opted to receive newly issued BBVA ordinary shares. The remaining 16.72% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,097,962,903 rights (at a gross price of €0.131 each) for a total amount of €143,833,140.29. This amount is recorded in “Total equity- Interim dividends” of the consolidated balance sheet as of December 31, 2017.

Cash Dividends

Throughout 2017, 2018 and 2019, BBVA’s Board of Directors approved the payment of the following dividends (interim or final dividends) fully in cash, recorded in “Total Equity- Interim Dividends” and “Total Equity – Retained earnings” of the consolidated balance sheet of the relevant year:

•           The Board of Directors, at its meeting held on September 27, 2017, approved the payment in cash of €0.09 (€0.0729 net of withholding tax) per BBVA share as the first gross interim dividend against 2017 results. The total amount paid to shareholders on October 10, 2017, after deducting treasury shares held by the Group's companies, amounted to €599 million and is recognized under the headings “Total equity- Interim dividends” of the consolidated balance sheet as of December 31, 2017.

•           The Annual General Meeting of BBVA held on March 16, 2018 approved, under item 1 of the Agenda, the payment of a final dividend for 2017, in addition to other dividends previously paid, in cash for an amount equal to €0.15 (€0.1215 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2018, after deducting treasury shares held by the Group’s companies, amounted €996 million and is recognized under heading “Total equity-  Retained earnings” of the consolidated balance sheet as of December 31, 2018.

•           The Board of Directors, at its meeting held on September 26, 2018, approved the payment in cash of €0.10 (€0.081 net of withholding tax) per BBVA share, as gross interim dividend against 2018 results. The total amount paid to shareholders on October 10, 2018, after deducting treasury shares held by the Group's companies, amounted to €663 million and is recognized under the heading “Total equity- Interim dividends” of the consolidated balance sheet as of December 31, 2018.

•           The Annual General Meeting of BBVA held on March 15, 2019, approved, under item 1 of the Agenda, the payment of a final dividend for 2018, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2019, after deducting treasury shares held by the Group’s Companies, amounted to €1,064 million and is recognized under the heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2019.

•           The Board of Directors, at its meeting held on October 2, 2019, approved the payment in cash of €0.10 (€0.081 net of withholding tax rate of 19%) per BBVA share, as gross interim dividend based on 2019 results. The total amount paid to shareholders on October 15, 2019, after deducting treasury shares held by the Group´s companies, amounted to €665 million and is recognized under the heading “Total equity-  Interim dividends” of the consolidated balance sheet as of December 31, 2019.

The unaudited accounting statements prepared in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts agreed on October 2, 2019, mentioned above are as follows:

Available amount for Interim dividend payments (Millions of Euros)
August, 31, 2019
Profit of BBVA, S.A., after the provision for income tax	1,137
Additional Tier I capital instruments remuneration	276
Maximum amount distributable	861
Amount of proposed interim dividend	667

BBVA cash balance available to the date	6,691

Proposal on allocation of earnings for 2019

The allocation of earnings for 2019 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Allocation of earnings of BBVA, S.A. (Millions of Euros)
December 2019
Profit for year	2,241
Distribution
Interim dividends	667
Final dividend	1,067
Additional Tier 1 securities	419
Voluntary reserves	88

5.   Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2019	2018 (4)	2017 (4)
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	3,512	5,400	3,514
Adjustment: Additional Tier 1 securities (1)	(419)	(447)	(430)
Profit adjusted (millions of euros) (A)	3,093	4,953	3,084
Of which: profit from discontinued operations (net of non-controlling interest) (B)	-	-	-
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (2)	6,668	6,668	6,642
Weighted average number of shares outstanding x corrective factor (3)	6,668	6,668	6,642
Adjusted number of shares - Basic earnings per share (C)	6,648	6,636	6,642
Adjusted number of shares - diluted earnings per share (D)	6,648	6,636	6,642
Earnings per share (*)	0.47	0.75	0.46
Basic earnings per share from continued operations (Euros per share)A-B/C	0.47	0.75	0.46
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.47	0.75	0.46
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-	-

(1)   Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).

(2)   Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the year.

(3)   Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

(4)   The figures corresponding to 2018 and 2017 have been restated (see Note 1.3)

(*)   In 2019 the weighted average number of shares outstanding was 6,668 million (6,668 million and 6,642 million in 2018 and 2017, respectively) and the adjustment of additional Tier 1 securities amounted to €419 million (€447 and €430 million in 2018 and 2017, respectively).

As of December 31, 2019, 2018 and 2017, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

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

During 2019, the reporting structure of the BBVA Group’s business areas differs from the one presented at the end of the year 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. Additionally, balance sheet intra-group adjustments between Corporate Center and the operating segments have been reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities have been reallocated between the Corporate Center and the corresponding operating segments. In order to make the 2019 information comparable as required by IFRS 8 “Information by business segments”, figures as of December 31, 2018 and 2017 have been restated in conformity with the new segment reporting structure. The BBVA Group's operating segments are summarized below:

•           Spain

Includes mainly the banking and insurance business that the Group carries out in Spain.

•           The United States

Includes the financial business activity of BBVA USA in the country and the activity of the branch of BBVA, S.A., in New York.

•           Mexico

Includes banking and insurance businesses in this country as well as the activity of its branch in Houston.

•           Turkey

Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•           South America

Primarily includes the Group´s banking and insurance businesses in the region. In relation to the sale of BBVA Paraguay, the closing is expected to take place during the first quarter of 2020 (see Note 3).

•           Rest of Eurasia

Includes the banking business activity carried out by the Group in Europe and Asia, excluding Spain.

Lastly, Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instruments issuances to support an adequate management of the Group's global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings, certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2019, 2018 and 2017, is as follows:

Total assets by operating segments (Millions of Euros)
	2019	2018 (1)	2017 (1)
Spain	365,374	354,901	350,520
The United States	88,529	82,057	75,775
Mexico	109,079	97,432	90,214
Turkey	64,416	66,250	78,789
South America	54,996	54,373	75,320
Rest of Eurasia	23,248	18,834	17,265
Subtotal assets by Operating Segments	705,641	673,848	687,884
Corporate Center and adjustments	(6,951)	2,841	2,175
Total assets BBVA Group	698,690	676,689	690,059

(1)   The figures corresponding to 2018 and 2017 have been restated (see Note 1.3).

The following table sets forth certain summarized information relating to the income of each operating segment and Corporate Center for the years ended December 31, 2019, 2018 and 2017 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

		BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
2019	Notes
Net interest income		18,202	3,645	2,395	6,209	2,814	3,196	175	(233)
Gross income		24,542	5,734	3,223	8,029	3,590	3,850	454	(339)
Operating profit /(loss) before tax		6,398	1,878	705	3,691	1,341	1,396	163	(2,775)
Profit		3,512	1,386	590	2,699	506	721	127	(2,517)
2018 (1)
Net interest income		17,591	3,698	2,276	5,568	3,135	3,009	175	(269)
Gross income		23,747	5,968	2,989	7,193	3,901	3,701	414	(420)
Operating profit /(loss) before tax		8,446	1,840	920	3,269	1,444	1,288	148	(463)
Profit		5,400	1,400	736	2,367	567	578	96	(343)
2017 (1)
Net interest income		17,758	3,810	2,119	5,476	3,331	3,200	180	(357)
Gross income		25,270	6,162	2,876	7,122	4,115	4,451	468	74
Operating profit /(loss) before tax		6,931	1,189	749	2,960	2,143	1,671	181	(1,962)
Profit		3,514	877	486	2,170	823	847	128	(1,817)

(1)   The figures corresponding to 2018 and 2017 have been restated (see Note 1.3).

7.   Risk management

7.1   Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

The general principles governing credit risk management in the BBVA Group are:

•           Risks taken should comply with the general risk policy established by the Board of Directors of BBVA.

•           Risks taken should be in line with the level of equity and generation of recurring revenue of the BBVA Group prioritizing risk diversification and avoiding relevant concentrations.

•           Risks taken should be identified, measured and assessed and there should be management and monitoring procedures, in addition to sound mitigation and control mechanisms.

•           Risks should be managed in a prudent and integrated manner during their life cycle and their treatment should be based on the type of risk. In addition, portfolios should be actively managed on the basis of a common metric (economic capital).

•           The main criterion when granting credit risks is the capability of the borrower or obligor to fulfill on a timely basis all financial obligations with its business income or source of income without depending upon guarantors, bondsmen or pledged assets.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

•           At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the channels, procedures, structure and supervision.

•           At the business area level: they are responsible for adapting the Group's criteria to the local realities of each geographical area and for direct management of risk according to the decision-making channel:

•           Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area, with regard to risks. The changes in weighting and variables of these tools must be validated by the GRM area.

•           Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group's corporate policies.

The risk function has a decision-making process supported by a structure of committees with a solid governance scheme, which describes their purposes and functioning for a proper performance of their tasks.

7.1.1   Measurement Expected Credit Loss (ECL)

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

•           Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their forecasting capacity.

How economic scenarios are reflected in calculation of ECL

The forward looking component is added to the calculation of the ECL through the introduction of macroeconomic scenarios as an input. Inputs highly depend on the particular combination of region and portfolio, so inputs are adapted to available data regarding each of them.

Based on economic theory and analysis, the main indicators most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD and EAD) are:

•           The net income of families, corporates or public administrations.

•           The outstanding payment amounts on the principal and interest on the financial instruments.

•           The value of the collateral assets pledge to the loan.

BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the three categories can be used and only one of the following core macroeconomic indicators should be chosen as first option:

•           The real GDP growth for the purpose of conditional forecasting can be seen as the only “factor” required for capturing the influence of all potentially relevant macro-financial scenarios on internal PDs and LGD.

•           The most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate) or exchange rates expressed in real terms.

•           A comprehensive and representative index of the price of real estate properties expressed in real terms in the case of mortgage loans and a representative and real term index of the price of the relevant commodity for corporate loan portfolios concentrated in exporters or producer of such commodity.

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

•           BBVA Research tracks, analyzes and forecasts the economic environment to provide a consistent forward looking assessment about the most likely scenario and risks that impact BBVA’s footprint. To build economic scenarios, BBVA Research combines official data, econometric techniques and expert knowledge.

•           Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

•           The non-linearity overlay is defined as the ratio between the probability-weighted ECL under the alternative scenarios and the baseline scenario, where the scenario’s probability depends on the distance of the alternative scenarios from the base one.

•           BBVA Group establishes equally weighted scenarios, being the probability 34% for the baseline scenario, 33% for the worst alternative scenario and 33% for the best alternative scenario.

BBVA Group considers three prospective macroeconomic scenarios which are updated periodically (currently every three months). BBVA Research projects a maximum of five years for the macroeconomic variables. The estimation for the next five years of the GDP used in the estimation of the measurement of expected credit loss as of December 31, 2019 is as follows:

GDP for the main geographies:

GDP for the main geographies
	Spain			Mexico			Turkey			The United States
Date	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario
2019	0.96%	1.54%	2.15%	-0.58%	0.23%	1.06%	-0.60%	3.32%	7.06%	1.16%	2.12%	3.13%
2020	1.35%	1.87%	2.42%	0.93%	1.66%	2.39%	-0.68%	2.48%	5.27%	1.00%	1.81%	2.62%
2021	2.01%	2.10%	2.19%	2.05%	2.14%	2.23%	4.60%	4.74%	4.91%	1.84%	1.92%	2.03%
2022	1.85%	1.89%	1.88%	2.07%	2.14%	2.19%	4.28%	4.38%	4.47%	1.83%	1.86%	1.91%
2023	1.81%	1.85%	1.85%	2.11%	2.15%	2.17%	4.31%	4.38%	4.50%	1.88%	1.91%	1.94%

	Peru			Argentina			Colombia
Date	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario
2019	0.34%	2.92%	5.43%	-7.41%	-2.47%	2.40%	1.93%	3.29%	4.58%
2020	0.32%	2.46%	4.56%	-6.62%	-2.57%	0.85%	1.71%	2.73%	3.74%
2021	3.07%	3.28%	3.49%	2.08%	2.30%	2.51%	3.61%	3.61%	3.61%
2022	3.39%	3.39%	3.39%	1.64%	1.78%	1.88%	3.59%	3.59%	3.59%
2023	3.86%	3.86%	3.86%	1.95%	2.10%	2.23%	3.59%	3.59%	3.59%

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

7.1.2   Credit risk exposure

In accordance with IFRS 7 “Financial instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of December 31, 2019 and 2018 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2019	Stage 1	Stage 2	Stage 3
Financial assets held for trading		69,503
Debt securities	10	26,309
Equity instruments	10	8,892
Loans and advances	10	34,303
Non-trading financial assets mandatorily at fair value through profit or loss		5,557
Loans and advances	11	1,120
Debt securities	11	110
Equity instruments	11	4,327
Financial assets designated at fair value through profit or loss	12	1,214
Derivatives (trading and hedging)		39,462
Financial assets at fair value through other comprehensive income		61,293
Debt securities	13	58,841	58,590	250	-
Equity instruments	13	2,420
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		451,640	402,024	33,624	15,993
Loans and advances to central banks		4,285	4,285	-	-
Loans and advances to credit institutions		13,664	13,500	158	6
Loans and advances to customers		394,763	345,449	33,360	15,954
Debt securities		38,930	38,790	106	33
Total financial assets risk		628,670
Total loan commitments and financial guarantees	33	181,116	169,663	10,452	1,001
Total maximum credit exposure		809,786

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2018	Stage 1	Stage 2	Stage 3
Financial assets held for trading		59,581
Debt securities	10	25,577
Equity instruments	10	5,254
Loans and advances	10	28,750
Non-trading financial assets mandatorily at fair value through profit or loss		5,135
Loans and advances	11	1,803
Debt securities	11	237
Equity instruments	11	3,095
Financial assets designated at fair value through profit or loss	12	1,313
Derivatives (trading and hedging)		38,249
Financial assets at fair value through other comprehensive income		56,365
Debt securities	13	53,737	53,734	3	-
Equity instruments	13	2,595
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		431,927	384,632	30,902	16,394
Loans and advances to central banks		3,947	3,947	-	-
Loans and advances to credit institutions		9,175	9,131	34	10
Loans and advances to customers		386,225	339,204	30,673	16,348
Debt securities		32,580	32,350	195	35
Total financial assets risk		592,571
Total loan commitments and financial guarantees	33	170,511	161,404	8,120	987
Total maximum credit exposure		763,082

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

•           In the case of financial instruments recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including loss allowances) with the only exception of trading and hedging derivatives.

•           The maximum credit risk exposure on financial commitments and guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, or the higher amount pending to be disposed from the customer in the case of commitments.

•           The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

The breakdown by geographical location and Stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2019 and 2018 is shown below:

December 2019
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	197,058	173,843	14,599	8,616	(5,311)	(712)	(661)	(3,939)	191,747	173,131	13,939	4,677
The United States	57,387	49,744	7,011	632	(688)	(165)	(342)	(182)	56,699	49,580	6,670	450
Mexico	60,099	54,748	3,873	1,478	(2,013)	(697)	(404)	(912)	58,087	54,052	3,469	566
Turkey (**)	43,113	34,536	5,127	3,451	(2,613)	(189)	(450)	(1,974)	40,500	34,347	4,677	1,477
South America (***)	36,265	31,754	2,742	1,769	(1,769)	(366)	(323)	(1,079)	34,497	31,388	2,419	690
Others	839	824	7	9	(8)	(1)	(1)	(6)	832	823	6	2
Total (****)	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861

(*)    Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)  In South America, BBVA Group operates in Argentina, Colombia, Peru, Uruguay and Venezuela.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2019, the remained balance was €433 million). These valuation adjustments are recognized in the income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2018
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,447	172,599	12,827	10,021	(5,874)	(713)	(877)	(4,284)	189,574	171,886	11,951	5,737
The United States	57,321	50,665	5,923	733	(658)	(206)	(299)	(153)	56,663	50,459	5,624	580
Mexico	52,858	48,354	3,366	1,138	(1,750)	(640)	(373)	(737)	51,107	47,714	2,992	401
Turkey (**)	43,718	34,883	6,113	2,722	(2,241)	(171)	(591)	(1,479)	41,479	34,712	5,523	1,244
South America (***)	36,098	31,947	2,436	1,715	(1,656)	(338)	(234)	(1,084)	34,442	31,609	2,202	631
Others	783	756	8	19	(19)	-	(1)	(18)	763	755	7	1
Total (****)	386,225	339,204	30,673	16,348	(12,199)	(2,070)	(2,374)	(7,755)	374,027	337,134	28,299	8,593

(*)    Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)  In South America, BBVA Group operates in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2018 the remained balance was €540 million). These valuation adjustments are recognized in the income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2019 and 2018 is shown below:

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,281	27,511	682	88	(59)	(15)	(22)	(21)	28,222	27,496	660	66
Other financial corporations	11,239	11,085	136	17	(31)	(19)	(2)	(10)	11,207	11,066	134	8
Non-financial corporations	173,254	148,768	16,018	8,468	(6,465)	(811)	(904)	(4,750)	166,789	147,957	15,114	3,718
Individuals	181,989	158,085	16,523	7,381	(5,847)	(1,283)	(1,252)	(3,312)	176,142	156,801	15,272	4,069
Loans and advances to customers	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861

December 2018 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,632	27,740	764	128	(84)	(21)	(25)	(38)	28,549	27,719	739	91
Other financial corporations	9,490	9,189	291	11	(22)	(13)	(4)	(4)	9,468	9,176	286	6
Non-financial corporations	169,764	145,875	15,516	8,372	(6,260)	(730)	(1,190)	(4,341)	163,503	145,145	14,327	4,031
Individuals	178,339	156,400	14,102	7,838	(5,833)	(1,305)	(1,155)	(3,372)	172,506	155,094	12,946	4,466
Loans and advances to customers	386,225	339,204	30,673	16,348	(12,199)	(2,070)	(2,374)	(7,755)	374,027	337,134	28,299	8,593

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of December 31, 2019, 2018 and 2017 is shown below:

December 2019 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
By product
On demand and short notice	-	9	-	118	2,328	595	3,050	3,251
Credit card debt	-	10	1	3	1,940	14,401	16,355	17,608
Commercial debtors		971	-	230	15,976	99	17,276	17,617
Finance leases	-	227	-	6	8,091	387	8,711	9,095
Reverse repurchase loans	-	-	1,817	-	26	-	1,843	1,848
Other term loans	4,240	26,734	4,121	7,795	137,934	160,223	341,047	351,230
Advances that are not loans	35	865	7,743	3,056	951	506	13,156	13,214
LOANS AND ADVANCES	4,275	28,816	13,682	11,208	167,246	176,211	401,438	413,863
By secured loans
Of which: mortgage loans collateralized by immovable property		1,067	15	261	23,575	111,085	136,003	139,317
Of which: other collateralized loans	-	10,447	93	2,106	29,009	6,893	48,548	49,266
By purpose of the loan
Of which: credit for consumption						46,356	46,356	49,474
Of which: lending for house purchase						110,178	110,178	111,636
By subordination
Of which: project finance loans					12,259		12,259	12,415

December 2018 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
By product
On demand and short notice	-	10	-	151	2,833	648	3,641	3,834
Credit card debt	-	8	1	2	2,328	13,108	15,446	16,495
Commercial debtors		948	-	195	16,190	103	17,436	17,716
Finance leases	-	226	-	3	8,014	406	8,650	9,077
Reverse repurchase loans	-	293	477	-	-	-	770	772
Other term loans	3,911	26,839	2,947	7,030	133,573	157,760	332,060	342,264
Advances that are not loans	29	1,592	5,771	2,088	984	498	10,962	11,025
LOANS AND ADVANCES	3,941	29,917	9,196	9,468	163,922	172,522	388,966	401,183
By secured loans
Of which: mortgage loans collateralized by immovable property		1,056	15	219	26,784	111,809	139,883	144,005
Of which: other collateralized loans	-	7,179	285	1,389	31,393	6,835	47,081	47,855
By purpose of the loan
Of which: credit for consumption						40,124	40,124	42,736
Of which: lending for house purchase						111,007	111,007	112,952
By subordination
Of which: project finance loans					13,973		13,973	14,286

December 2017 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	222	-	270	7,663	2,405	10,560
Credit card debt	-	6	-	3	1,862	13,964	15,835
Trade receivables		1,624	-	497	20,385	198	22,705
Finance leases	-	205	-	36	8,040	361	8,642
Reverse repurchase loans	305	1,290	13,793	10,912	-	-	26,300
Other term loans	6,993	26,983	4,463	5,763	125,228	155,418	324,848
Advances that are not loans	2	1,964	8,005	1,044	1,459	522	12,995
LOANS AND ADVANCES	7,301	32,294	26,261	18,525	164,637	172,868	421,886
Of which: mortgage loans (Loans collateralized by immovable property)		998	-	308	37,353	116,938	155,597
Of which: other collateralized loans		7,167	13,501	12,907	24,100	9,092	66,767
Of which: credit for consumption						40,705	40,705
Of which: lending for house purchase						114,709	114,709
Of which: project finance loans					16,412		16,412

7.1.3   Mitigation of credit risk, collateralized credit risk and other credit enhancements

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

This is carried out through a prudent risk policy that consists of the analysis of the financial risk, based on the capacity for reimbursement or generation of resources of the borrower, the analysis of the guarantee, assessing, among others, the efficiency, the robustness and the risk, the adequacy of the guarantee with the operation and other aspects such as the location, currency, concentration or the existence of limitations. Additionally, the necessary tasks for the constitution of guarantees must be carried out - in any of the generally accepted forms (collaterals, personal guarantees and financial hedge instruments) - appropriate to the risk assumed.

The procedures for the management and valuation of collateral are set out in the corporate policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers. The criteria for the systematic, standardized and effective treatment of collateral in credit transaction procedures in BBVA Group’s wholesale and retail banking are included in the Specific Collateral Rules.

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

The following is a description of the main types of collateral for each financial instrument class:

•           Debt instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument (mainly guarantees of the issuer).

•           Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction (mainly collaterals).

•           The summary of the compensation effect (via netting and collateral) for derivatives and securities operations is presented in Note 7.2.2.

•           Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).

•           As of December 31, 2019 and 2018, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.1.2).

•           Financial assets at amortized cost:

•           Loans and advances to credit institutions: These usually have the counterparty’s personal guarantee or pledged securities in the case of repos.

•           Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds or insurances).

•           Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•           Financial guarantees, other contingent risks and drawable by third parties: these have the counterparty’s personal guarantee or other types of collaterals.

The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.1.2), by type of collateral, as of December 31, 2019 and 2018, is the following:

December 2019 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	15,959	3,396	939	35	221	542
Total	15,959	3,396	939	35	221	542

December 2018 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	16,359	3,484	1,255	13	317	502
Total	16,359	3,484	1,255	13	317	502

The value of guarantees received as of December 31, 2019 and 2018, is the following:

Guarantees received (Millions of Euros)
	2019	2018
Value of collateral	152,454	158,268
Of which: guarantees normal risks under special monitoring	14,623	14,087
Of which: guarantees non-performing risks	4,590	5,068
Value of other guarantees	35,464	16,897
Of which: guarantees normal risks under special monitoring	3,306	1,519
Of which: guarantees non-performing risks	542	502
Total value of guarantees received	187,918	175,165

The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2019 and 2018 amounts to €1,001 and €987 million, respectively (see Note 7.1.2).

7.1.4   Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models.

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

•           Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-approve new transactions.

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

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2019:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor's List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	0	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

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

The table below outlines the distribution by probability of default within 12 months and stages of the gross carrying amount of loans and advances to customers in percentage terms of the BBVA Group as of December 31, 2019 and 2018:

Probability of default (basis points)
	December 2019		December 2018
	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)
	%	%	%	%
0 to 2	5.5	-	9.6	-
2 to 5	6.3	-	10.8	0.1
5 to 11	14.6	0.2	6.3	-
11 to 39	24.5	0.8	20.9	0.4
39 to 194	24.5	1.6	30.1	1.8
194 to 1,061	14.0	3.6	12.2	3.6
1,061 to 2,121	1.4	1.2	1.6	1.2
> 2,121	0.4	1.5	0.2	1.2
Total	91.0	9.0	91.7	8.3

7.1.5   Impaired secured loan risks

The breakdown of loans and advances, within financial assets at amortized cost, non-performing and accumulated impairment, as well as the gross carrying amount, by counterparties as of December 31, 2019, 2018 and 2017 is as follows:

December 2019 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	4,285	-	(9)	0.0%
General governments	28,281	88	(60)	0.3%
Credit institutions	13,664	6	(15)	0.0%
Other financial corporations	11,239	17	(31)	0.2%
Non-financial corporations	173,254	8,467	(6,465)	4.9%
Agriculture, forestry and fishing	3,758	154	(124)	4.1%
Mining and quarrying	4,669	100	(86)	2.1%
Manufacturing	39,517	1,711	(1,242)	4.3%
Electricity, gas, steam and air conditioning supply	12,305	684	(575)	5.6%
Water supply	900	14	(16)	1.6%
Construction	10,945	1,377	(876)	12.6%
Wholesale and retail trade	27,467	1,799	(1,448)	6.6%
Transport and storage	9,638	507	(392)	5.3%
Accommodation and food service activities	8,703	279	(203)	3.2%
Information and communications	6,316	95	(65)	1.5%
Financial and insurance activities	6,864	191	(140)	2.8%
Real estate activities	19,435	782	(527)	4.0%
Professional, scientific and technical activities	4,375	167	(140)	3.8%
Administrative and support service activities	3,415	118	(134)	3.4%
Public administration and defense; compulsory social security	282	5	(6)	1.7%
Education	903	41	(38)	4.5%
Human health services and social work activities	4,696	66	(55)	1.4%
Arts, entertainment and recreation	1,396	47	(39)	3.4%
Other services	7,671	331	(360)	4.3%
Households	181,989	7,381	(5,847)	4.1%
LOANS AND ADVANCES	412,711	15,959	(12,427)	3.9%

December 2018 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central Banks	3,947	-	(6)	-
General governments	28,198	128	(84)	0.4%
Credit institutions	9,175	10	(12)	0.1%
Other financial corporations	9,490	11	(22)	0.1%
Non-financial corporations	170,182	8,372	(6,260)	4.9%
Agriculture, forestry and fishing	3,685	122	(107)	3.3%
Mining and quarrying	4,952	96	(70)	1.9%
Manufacturing	36,772	1,695	(1,134)	4.6%
Electricity, gas, steam and air conditioning supply	13,853	585	(446)	4.2%
Water supply	1,061	19	(15)	1.8%
Construction	11,899	1,488	(1,007)	12.5%
Wholesale and retail trade	25,833	1,624	(1,259)	6.3%
Transport and storage	9,798	459	(374)	4.7%
Accommodation and food service activities	7,882	315	(204)	4.0%
Information and communication	5,238	113	(72)	2.1%
Financial and insurance activities	6,929	147	(128)	2.1%
Real estate activities	17,272	834	(624)	4.8%
Professional, scientific and technical activities	5,096	204	(171)	4.0%
Administrative and support service activities	3,162	128	(125)	4.0%
Public administration and defense, compulsory social security	319	5	(7)	1.6%
Education	912	31	(31)	3.4%
Human health services and social work activities	4,406	63	(63)	1.4%
Arts, entertainment and recreation	1,323	59	(41)	4.5%
Other services	9,791	386	(382)	3.9%
Households	178,355	7,838	(5,833)	4.4%
LOANS AND ADVANCES	399,347	16,359	(12,217)	4.1%

December 2017 (Millions of Euros)
	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	171	(111)	0.5%
Credit institutions	11	(36)	0.3%
Other financial corporations	12	(26)	0.1%
Non-financial corporations	10,791	(7,538)	6.3%
Agriculture, forestry and fishing	166	(123)	4.3%
Mining and quarrying	177	(123)	3.7%
Manufacturing	1,239	(955)	3.6%
Electricity, gas, steam and air conditioning supply	213	(289)	1.8%
Water supply	29	(11)	4.5%
Construction	2,993	(1,708)	20.1%
Wholesale and retail trade	1,706	(1,230)	5.9%
Transport and storage	441	(353)	4.2%
Accommodation and food service activities	362	(222)	4.3%
Information and communication	984	(256)	17.0%
Real estate activities	1,171	(1,100)	7.9%
Professional, scientific and technical activities	252	(183)	3.8%
Administrative and support service activities	188	(130)	6.3%
Public administration and defense, compulsory social security	4	(6)	1.9%
Education	31	(25)	3.4%
Human health services and social work activities	75	(68)	1.7%
Arts, entertainment and recreation	69	(38)	4.6%
Other services	690	(716)	4.3%
Households	8,417	(5,073)	4.7%
LOANS AND ADVANCES	19,401	(12,784)	4.5%

The changes during the years 2019, 2018 and 2017 of impaired financial assets and contingent risks are as follow:

Changes in impaired financial assets and contingent risks (Millions of Euros)
	2019	2018	2017
Balance at the beginning	17,134	20,590	23,877
Additions	9,857	9,792	10,856
Decreases (*)	(5,874)	(6,909)	(7,771)
Net additions	3,983	2,883	3,085
Amounts written-off	(3,803)	(5,076)	(5,758)
Exchange differences and other	(544)	(1,264)	(615)
Balance at the end	16,770	17,134	20,590

(*)   Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the year as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Note 21).

The changes during the years 2019, 2018 and 2017 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2019	2018	2017
Balance at the beginning		32,343	30,139	29,347
Acquisition of subsidiaries in the year		-	-	-
Increase		4,712	6,164	5,986
Decrease:		(11,039)	(4,210)	(4,442)
Re-financing or restructuring		(2)	(10)	(9)
Cash recovery	47	(919)	(589)	(558)
Foreclosed assets		(617)	(625)	(149)
Sales (*)		(8,325)	(1,805)	(2,284)
Debt forgiveness		(493)	(889)	(1,121)
Time-barred debt and other causes		(682)	(292)	(321)
Net exchange differences		230	250	(752)
Balance at the end		26,245	32,343	30,139

(*)   Includes principal and interest.

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is condoned, or other reasons.

7.1.6   Loss allowances

Movements in gross accounting balances and accumulated allowances for loan losses during 2019 are recorded on the accompanying consolidated balance sheet as of December 31, 2019, in order to cover the estimated loss allowances in loans and advances and debt securities measured at amortized cost. As for the years ended December 31, 2018 and 2017, the changes in the accumulated allowances are presented):

Changes in gross accounting balances of loans and advances at amortized cost. December 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	352,282	30,707	16,359	399,347
Transfers of financial assets:	(9,021)	6,279	2,741	-
Transfers from stage 1 to Stage 2	(13,546)	13,546	-	-
Transfers from stage 2 to Stage 1	5,656	(5,656)	-	-
Transfers to Stage 3	(1,571)	(2,698)	4,269	-
Transfers from Stage 3	440	1,087	(1,527)	-
Net annual origination of financial assets	20,296	(2,739)	246	17,804
Becoming write-offs	(152)	(349)	(3,407)	(3,908)
Changes in model / methodology	-	-	-	-
Foreign exchange	1,611	35	16	1,662
Modifications that do not result in derecognition	(1)	(27)	15	(13)
Other	(1,782)	(388)	(11)	(2,180)
Closing balance	363,234	33,518	15,959	412,711

Changes in allowances of loans and advances at amortized cost. December 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	(2,082)	(2,375)	(7,761)	(12,217)
Transfers of financial assets:	176	(227)	(1,574)	(1,626)
Transfers from stage 1 to Stage 2	126	(649)	-	(523)
Transfers from stage 2 to Stage 1	(38)	273	-	235
Transfers to Stage 3	89	234	(1,810)	(1,487)
Transfers from Stage 3	(1)	(86)	236	149
Net annual origination of allowances	(542)	(116)	(1,711)	(2,370)
Becoming write-offs	130	337	2,789	3,256
Changes in model / methodology	-	-	-	-
Foreign exchange	(30)	(18)	69	20
Modifications that do not result in derecognition	(15)	(149)	(89)	(254)
Other	215	366	183	764
Closing balance	(2,149)	(2,183)	(8,094)	(12,427)

Financial assets at amortized cost. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired	Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances
Opening balance	(2,237)	(1,827)	(525)	(9,371)	(13,960)
Transfers of financial assets:	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	208	(930)	(218)	-	(940)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(125)	619	50	-	544
Transfers to Stage 3	55	282	564	(2,127)	(1,226)
Transfers from Stage 3 to Stage 1 or 2	(7)	(126)	(68)	333	132
Changes without transfers between Stages	358	(53)	(260)	(3,775)	(3,730)
New financial assets originated	(1,072)	(375)	(244)	-	(1,692)
Purchased	-	-	-	-	-
Disposals	2	3	-	110	115
Repayments	641	432	118	1,432	2,623
Write-offs	13	14	2	4,433	4,461
Changes in model/ methodology	-	-	-	-	-
Foreign exchange	(84)	72	(93)	343	239
Modifications that result in derecognition	5	10	25	98	138
Modifications that do not result in derecognition	3	(8)	1	(362)	(366)
Other	135	133	20	1,111	1,399
Closing balance	(2,106)	(1,753)	(628)	(7,777)	(12,264)
Of which: Loans and advances	-	-	-	-	(12,217)
Of which: Debt certificates	-	-	-	-	(46)

Financial assets at amortized cost. December 2017 (Millions of Euros) (*)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the year	Decreases due to amounts reversed for estimated loan losses during the year	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Specific allowances for financial assets, individually and collectively estimated	(10,937)	(7,484)	2,878	4,503	1,810	526	(8,703)	558
Debt securities	(144)	(26)	6	-	123	13	(28)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(15)	(5)	4	-	16	-	-	-
Other financial corporations	(26)	(4)	2	-	-	13	(16)	-
Non-financial corporations	(103)	(17)	-	-	107	-	(12)	-
Loans and advances	(10,793)	(7,458)	2,872	4,503	1,687	513	(8,675)	558
Central banks	-	-	-	-	-	-	-	-
General governments	(39)	(70)	37	14	1	15	(42)	1
Credit institutions	(7)	(2)	2	-	-	1	(6)	-
Other financial corporations	(25)	(287)	3	38	227	38	(7)	-
Non-financial corporations	(7,402)	(3,627)	1,993	3,029	(228)	636	(5,599)	345
Households	(3,319)	(3,472)	837	1,422	1,687	(177)	(3,022)	212
Collective allowances for incurred but not reported losses on financial assets	(5,270)	(1,783)	2,159	1,537	(1,328)	557	(4,130)	-
Debt securities	(46)	(8)	30	1	-	3	(21)	-
Loans and advances	(5,224)	(1,776)	2,128	1,536	(1,328)	554	(4,109)	-
Total	(16,206)	(9,267)	5,037	6,038	482	1,083	(12,833)	558

(*) Figures originally reported in the year 2017 in accordance to the applicable regulation.

7.1.7   Refinancing and restructuring transactions

Group policies and principles with respect to refinancing and restructuring transactions

Refinancing and restructuring transactions (see definition in the Glossary) are carried out with customers who have requested such a transaction in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring transaction is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

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

•           With the aim of increasing the solvency of the transaction, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

•           This analysis is carried out from the overall customer or group perspective.

•           Refinancing and restructuring transactions do not in general increase the amount of the customer’s loan, except for the expense inherent to the transaction itself.

•           The capacity to refinance and restructure a loan is not delegated to the branches, but decided on by the risk units.

•           The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring a loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

•           Analysis of the viability of transactions based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the transaction in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

•           Refinancing and restructuring of transactions is only allowed on those loans in which the BBVA Group originally entered into.

•           Customers subject to refinancing and restructuring transactions are excluded from marketing campaigns of any kind.

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

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring transaction does not mean the loan is reclassified from "impaired" or "significant increase in credit risk" to normal risk. The reclassification to "significant increase in credit risk" or normal risk categories must be based on the analysis mentioned earlier of the viability, upon completion of the probationary periods described below.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

•           "Impaired assets", as although the customer is up to date with payments, they are classified as unlikely to pay when there are significant doubts that the terms of their refinancing may not be met; or

•           "Significant increase in credit risk" until the conditions established for their consideration as normal risk are met.

The assets classified as "Impaired assets" should comply with the following conditions in order to be reclassified to "Significant increase in credit risk":

•           The customer has to have paid a significant part of the pending exposure.

•           At least one year must have elapsed since its classification as "Impaired asset".

•           The customer does not have past due payments.

The conditions established for assets classified as “Significant increase in credit risk” to be reclassified out of this category are as follows:

•           The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; none of its exposures is more than 30 days past-due.

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

7.1.8   Risk concentration

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

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio within a sector is highly cyclical.

Specific policies for analysis and granting of new developer risk transactions

In the analysis of new transactions, the assessment of the commercial operation in terms of the economic and financial viability of the project has been linear.

The monitoring of the work, the sales and the legal situation of the project are essential aspects for the admission and follow-up of new real estate transactions. With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Valuation, Legal, Research and Recoveries. This assures coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth. Additionally, very restrictive limits have been established for the second-home market and for the of land transactions. Feasibility studies, at project level, are performed by doing a contrast analysis in the pre-commercialization phase, with an appropriate funding cycle and in locations with low commercialization risk.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing developments, they are classified based on the rate of progress of the projects. This implies a comparison of the progress of the work and the sales, including a scoreboard which enables the persons in charge to detect timely any deviation from the project’s initial plan.

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

BBVA has a classification of debtors according to the provisions in each country, in general, categorizing the degree of problem of each risk.

The volume of restructurings during 2019 and 2018 has not been significant, being close to zero.

Policies applied in the management of real estate assets in Spain

Regarding the financing of real estate, a new regulation has been updated in 2018 in which recommendations for the development of residential real estate are established.

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

7.2   Market risk

7.2.1   Market risk in trading portfolios

Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that impact the valuation of traded financial products and assets. The main risks can be classified as follows:

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

The metrics developed to assess market risk in the BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. The market risk analysis considers various risks, such as credit spread risk, basis risk, as well as volatility and correlation risk.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which jointly accounted for around 72%, 76% and 70% of the Group’s trading-book market risk as of December 31, 2019, 2018 and 2017. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries, Garanti BBVA and BBVA USA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).

The main headings in the consolidated balance sheet of the Group which are exposed to market risk, are positions whose main metric to measure the market risk is the VaR. The table below shows, by accounting line of the consolidated balance sheet as of December 31, 2019, 2018 and 2017, the traded financial products and assets of trading for those geographical areas that use Internal Model (BBVA, S.A. and BBVA Mexico):

Headings of the balance sheet under market risk (Millions of Euros)
	December 2019		December 2018		December 2017
	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)
Assets subject to market risk
Financial assets held for trading	96,461	1,671	114,156	124	59,008	441
Financial assets at fair value through other comprehensive income	7,089	24,691	5,652	19,125	5,661	24,083
Of which: Equity instruments	-	1,783	-	2,046	-	2,404
Derivatives - Hedge accounting	628	840	688	1,061	829	1,397
Liabilities subject to market risk	-	-	-	-	-	-
Financial liabilities held for trading	74,967	12,677	67,859	11,011	42,468	2,526
Derivatives - Hedge accounting	671	1,183	550	910	1,157	638

(*)   Includes mainly assets and liabilities managed by ALCO.

Although the table above provides information on certain financial positions in our trading portfolio subject to market risk and therefore VaR measurement, such information is provided for information purposes only and does not reflect how market risk in trading activity is managed.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the historical simulation methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it predicts the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years.

VaR figures are estimated with the following methodologies:

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

•           Specific Risk - Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e., BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

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

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the assessed positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional supporting measure, backtesting is conducted at a trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2019

The Group’s market risk related to its trading portfolio remained at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2019 the average VaR was €19 million, below the figure of 2018, with a high on September 13, 2019 of €25 million. The evolution in the BBVA Group’s market risk during 2019, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 58% of the total at December 31, 2019 (this figure includes the spread risk). The relative weight of this risk has increased compared with the close of 2018 (55%). Exchange-rate risk accounted for 13% of the total risk, decreasing its weight with respect to December 2018 (14%), while equity, volatility and correlation risk has decreased, with a weight of 29% at the close of 2019 (vs. 31% at the close of 2018).

As of December 31, 2019, 2018 and 2017 the VaR was €20 million, €17 million and €22 million, respectively. The total VaR figures for 2019, 2018 and 2017 can be broken down as follows:

VaR by Risk Factor (Millions of Euros)
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect(*)	Total
December 2019
VaR average in the year	21	6	4	9	(20)	19
VaR max in the year	28	6	3	9	(21)	25
VaR min in the year	13	5	5	9	(18)	14
End of period VaR	24	5	5	8	(22)	20
December 2018
VaR average in the year	20	6	4	9	(20)	21
VaR max in the year	23	7	6	11	(21)	26
VaR min in the year	17	6	4	7	(18)	16
End of period VaR	19	5	3	7	(17)	17
December 2017
VaR average in the year	25	10	3	13	(23)	27
VaR max in the year	27	11	2	12	(19)	34
VaR min in the year	23	7	4	14	(26)	22
End of period VaR	23	7	4	14	(26)	22

(*)   The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the internal market risk model

The internal market risk model is validated on a regular basis by backtesting in both, BBVA, S.A. and Global Markets Mexico (BBVA Mexico). The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group's results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both, BBVA, S.A. and BBVA Mexico is adequate and precise.

Two types of backtesting have been carried out in 2019, 2018 and 2017:

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

For the period between the year ended December 31, 2018 and the year ended December 31, 2019, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

Stress testing

A number of stress tests are carried out on the BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the "Tequilazo" crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

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

The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 95% confidence level, 20 days) as of December 31, 2019 is as follows:

Impact of the stress test (Millions of Euros)
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey	The United States
Expected shortfall	(112)	(68)	(23)	-	(4)	(5)	(9)	(3)

7.2.2   Financial Instruments offset

Financial assets and liabilities may be netted in certain cases. In particular, they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling the net amount. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts the most widespread having been developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, many of the transactions involving assets purchased or sold under a repurchase agreement are transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signing of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by the International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2019, 2018 and 2017:

December 2019 (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	37,302	2,388	34,914	25,973	8,210	731
Reverse repurchase, securities borrowing and similar agreements		35,805	21	35,784	35,618	204	(39)
Total Assets		73,107	2,409	70,698	61,591	8,415	692
Trading and hedging derivatives	10, 15	39,646	2,394	37,252	25,973	10,613	667
Repurchase, securities lending and similar agreements		45,977	21	45,956	45,239	420	297
Total Liabilities		85,623	2,414	83,209	71,212	11,033	964

December 2018 (Millions of Euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	49,908	16,480	33,428	25,024	7,790	613
Reverse repurchase, securities borrowing and similar agreements		28,074	42	28,032	28,022	169	(159)
Total Assets		77,982	16,522	61,460	53,046	7,959	454
Trading and hedging derivatives	10, 15	51,596	17,101	34,494	25,024	6,788	2,682
Repurchase, securities lending and similar agreements		43,035	42	42,993	42,877	34	82
Total liabilities		94,631	17,143	77,487	67,901	6,822	2,765

December 2017 (Millions of Euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	49,333	11,584	37,749	27,106	7,442	3,202
Reverse repurchase, securities borrowing and similar agreements		26,426	56	26,369	26,612	141	(384)
Total Assets		75,759	11,641	64,118	53,717	7,583	2,818
Trading and hedging derivatives	10, 15	50,693	11,644	39,049	27,106	8,328	3,615
Repurchase, securities lending and similar agreements		40,134	56	40,078	40,158	21	(101)
Total Liabilities		90,827	11,701	79,126	67,264	8,349	3,514

The amount of recognized financial instruments within derivatives includes the effect in case of compensation with counterparties with which the Group holds netting agreements, while, for repos, it reflects the market value of the collateral associated with the transaction.

7.3   Structural risk – Non-trading activities

The structural risks are defined, in general terms, as the possibility of sustaining losses due to adverse movements in market risk factors as a result of mismatches in the financial structure of an entity´s balance sheet.

In the Group, the following types of structural risks are defined, according to the nature and the following market factors: interest rate, exchange rate and equity.

The scope of structural risks in the Group is limited to the banking book, excluding market risks in the trading book that are clearly delimited and separated and make up the Market Risks.

The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding interest rate, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the structural risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of achieving recurrent earnings and financial stability and preserving the entity's solvency.  All balance management units have a local ALCO, which is permanently attended by members of the corporate center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.

Global Risk Management (GRM) area acts as an independent unit, enabling adequate separation between the management and risk control functions, and is responsible for assisting the goal that the structural risks in the Group are managed according to the strategy approved by the Board of Directors.

Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the Global Risk Management Committee (GRMC), it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits and alerts that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group’s corporate bodies as well as to the GRMC.

In addition, both, the management as well as the control and measurement system of the structural risks need to be adjusted necessarily to the Group’s internal control model, in compliance with the related evaluation and certification processes. In this regard, the required tasks and controls have been identified and documented, which allows the Bank to have a regulatory framework that includes precise processes and measures for structural risks with a global perspective from a geographical point of view.

BBVA’s internal control model, which is based on high standards, is included within the three lines of defense. The Finance area is the first line of defense, by being in charge of the structural risk management, whereas GRM is in charge of the identification of the risks and establishes policies and control models, which are periodically evaluated with regard to their performance.

Within the second line of defense there is Internal Risk Control, which independently reviews the structural risk controls, and one entity of Internal Financial Control, which reviews the design and the effectiveness of the operating management controls.

Internal Audit, which works with total independence, represents the third line of defense and reviews specific controls and processes.

7.3.1   Structural interest rate risk

The structural interest-rate risk (“IRRBB”) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure IRRBB, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed with an integral vision, combining two complementary points of view: net interest income (short term) and economic value (long term).

The exposure of a financial entity to adverse interest rates movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, interest rate risk must be effectively managed so that it is limited in accordance with the entity’s equity and in line with the expected economic result.

This function falls to the Global ALM (Asset & Liability Management) unit, within the Finance area, who, through ALCO, aims to support the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group. The interest rate risk management of the balance sheet aims to promote the stability of the net interest income and book value with respect to changes in market interest rates in the different balance-sheets, while respecting solvency and internal limits, as well as complying with current and future regulatory requirements. Likewise, a specific monitoring of the banking book instruments registered at market value (fair value) is developed, which due to their accounting treatment have an impact on results and / or equity.

In this regard, the BBVA Group maintains an exposure to fluctuations on interest rates according to its objective strategy and risk profile, being carried out in a decentralized and independent manner in each of the banking entities that compose its structural balance-sheet.

The management is carried out in accordance with the guidelines established by the European Banking Authority (EBA), with a monitoring of interest rate risk metrics, with the aim of analyzing the potential impact that could be derived from the range of scenarios in the different balance-sheets of the Group.

Nature of Interest Rate Risk

Repricing risk arises due to the difference between the repricing or maturity terms of the assets and liabilities, and represents the most frequent interest rate risk faced by financial entities. However, other sources of risk as changes in the slope and shape of the yield curve, the reference to different indexes and the optionality risk embedded in certain banking transactions, are also taken into account by the risk control system.

BBVA's structural interest-rate risk management process is formed by a set of metrics and tools that allows for the precise monitorization of the risk profile of the Group, backed-up by an assumptions set that aims to characterize the behavior of the balance sheet items with the maximum accuracy.

The IRRBB measurement is carried out on a monthly basis, and includes probabilistic measures based on methods of scenario simulation, which enables to capture additional sources of risk to the parallel shifts, as the changes in slope and shape of the yield curve. Additionally, sensitivity analysis to multiple parallel shocks of different magnitude are also assessed on a regular basis. The process is run separately for each currency to which the Group is exposed, considering, at a later stage, the diversification effect among currencies and business units.

The risk measurement model is complemented by the assessment of ad-hoc scenarios and stress tests. As stress testing has become more relevant during the recent years, the evaluation of extreme scenarios of rupture of historical interest rates levels, correlations and volatility has continued to be enhanced, while assessing, also, BBVA Research market scenarios.

During 2019 the Group has worked on the enhancement of the control and management model according to the guidelines established by the EBA on the management of interest rate risk in the banking book. It is worth highlighting, among other aspects, the reinforcement of stress analysis incorporating the assessment of the impacts on the main balance sheets of the Group that could derive from the range of interest rate scenarios defined in accordance with the aforementioned EBA guidelines.

Key assumptions of the model

In order to measure structural interest rate risk, the setting of assumptions on the evolution and behavior of certain balance sheet items is particularly relevant, especially those related to products without an explicit or contractual maturity.

The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly justified and documented. The modeling of these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year.

In view of the heterogeneity of the financial markets and the availability of historical data, each one of the entities of the Group is responsible for determining the behavior assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.

Among the balance sheet assumptions stand out those established for the treatment of items without contractual maturity, mainly for demand customer deposits, and those related to the expectations on the exercise of interest rate options, especially those relating to loans and deposits subject to prepayment risk.

For the modeling of demand deposits, a segmentation of the accounts in several categories is previously carried out depending on the characteristics of the customer (retail / wholesale) and the product (type of account / transactionality / remuneration), in order to outline the specific behavior of each segment.

In order to establish the remuneration of each segment, the relationship between the evolution of market interest rates and the interest rates of managed accounts is analyzed, with the aim of determining the translation dynamic (percentages and lags) of interest rates variations to the remuneration of the accounts.

The behavior assigned to each category of accounts is determined by an analysis of the historical evolution of the balances and the probability of cancellation of the accounts. For this, the volatile part of the balance assigned to a short-term maturity is isolated, thus avoiding fluctuations in the level of risk caused by specific variations in the balances and promoting stability in the management of the balance. Once the stable part is identified, a medium / long term maturity model is applied through a decay distribution based on the average term of the accounts and the conditional cancellation probabilities throughout the life of the product.

Additionally, the relationship of the evolution of the balance of deposits with the levels of market interest rates is taken into account, where appropriate, including the potential migration between the different types of deposits (on demand / time deposits) in the different interest rate scenarios.

Equally relevant is the treatment of early cancelation options embedded in credit loans, mortgage portfolios and customer deposits. The evolution of market interest rates may condition, along with other variables, the incentive that customers have to prepay loans or deposits, modifying the future behavior of the balance amounts with respect to the forecasted contractual maturity schedule.

The detailed analysis of the historical information related to prepayment data, both partial and total prepayment, combined with other variables such as interest rates, allows estimating future amortizations and, where appropriate, their behavior linked to the evolution of such variables.

The approval and updating of the risk behavior models of structural interest rate risk are subject to corporate governance under the scope of GRM-Analytics. In this way, the models must be properly inventoried and cataloged and comply with the requirements established in the internal procedures for their development, updating and management of the changes. The models are also subject to the corresponding internal validations based on their relevance and the established monitoring requirements.

The table below shows the profile of average interest rate risk in terms of sensitivities of the main banks in the BBVA Group in 2019:

Sensitivity to interest-rate analysis - December 2019
	Impact on net interest income (*)		Impact on economic value (**)
	100 basis-point increase	100 basis-point decrease	100 basis-point increase	100 basis-point decrease
Europe (***)	+ (5% - 10%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)
Mexico	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)
The United States	+ (5% - 10%)	- (5% - 10%)	- (5% - 10%)	+ (0% - 5%)
Turkey	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
South America	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
BBVA Group	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	- (0% - 5%)

(*)    Percentage of "1 year" net interest income forecast for each unit.

(**)   Percentage of Core Capital for each unit.

(***) In Europe, includes falling interest rates at more negative level than current rates.

In 2019 in Europe monetary policy has remained expansionary, implementing in the last part of the year a new package of measures to boost the economy and the financial system in response to a weaker global economic environment. This environment, coupled with uncertainty about trade policy and low inflation led the Federal Reserve of the United States to begin a process of interest rate cuts. Both monetary authorities, taking into account the recent signals regarding a stabilization of the economic growth, have not changed the interest rates during the last months. In Mexico and Turkey, a bearish cycle was initiated in the second half of the year due to economic weakness and inflation prospects. In South America, monetary policy has been expansive, with declines in the economies of Chile and Peru, caused by the slowdown of the activity and the contained inflation, while in Colombia interest rates have remained flat. On the other hand, in Argentina there is a restrictive monetary policy, with a strong increase in interest rates due to the strong volatility of the markets after the election result.

BBVA maintains, at the aggregate level, a favorable position in net interest income in the event of an increase in interest rates, as well as a moderate risk profile, in line with its target, through effective management of structural balance sheet risk. The higher net interest income sensitivities are observed in, particularly the Euro and USD.

•           In Europe, the risk of a decrease in interest rates is limited given the current levels, preventing extremely adverse scenarios.

•           In the United States, the net interest margin sensitivity has decreased during 2019 due to the downward trend of interest rates, showing therefore a moderate risk profile.

•           Mexico shows a high level of stability between the balance sheets referenced to fixed and variable interest rates, keeping limited net interest income sensitivity throughout 2019.

•           In Turkey, the evolution of the balance sheets in Turkish lira and USD has been positive, with very moderate interest rate risk, which has allowed to reduce sensitivity during the year.

•           In South America, the balance sheet profiles in the countries which this business area comprises have remained stable, showing a low interest rate risk with an almost stable sensitivity during the year.

7.3.2   Structural exchange-rate risk

Structural exchange rate risk, inherent to the business of international banking groups that develop their activities in different geographies and currencies, is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.

In the BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.

The corporate Global ALM unit, through ALCO, designs and executes hedging strategies with the main purpose of preserving the stability of consolidated capital ratios and income flows generated in a currency other than the euro in the BBVA Group, keeping a value generation perspective to preserve the Group’s equity in the long term. To this end, a dynamic management strategy is carried out, considering hedge transactions according to market expectations and their costs.

The risk monitoring metrics included in the framework of limits, in line with the Risk Appetite Framework, are integrated into management and supplemented with additional assessment indicators. At the corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through back-testing exercises. The final element of structural exchange-rate risk control is the stress and scenario analysis aimed to assess the vulnerabilities of foreign currency structural exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

As of December 31, 2019, it is worth mentioning the appreciation of the main currencies of the geographies where the Group operates against the euro, especially the Mexican peso (6%) and the US Dollar (2%). The Turkish lira (-9%) and the Argentinian peso (-36%) have depreciated, the latter being affected by idiosyncratic factors.

The Group's structural exchange-rate risk exposure level has slightly increased since the end of 2018 driven by the effect of currencies appreciation. The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging markets currencies against the euro and focuses mainly on the Mexican peso and the Turkish lira. The risk mitigation level in the capital ratio due to the book value of the BBVA Group's holdings in foreign emerging markets currencies stood at around 65% and, as of the end of 2019, CET1 ratio sensitivity to the depreciation of 10% in the euro exchange rate for each currency was: USD +11 bp; Mexican peso -4 bps; Turkish Lira -2 bps; other currencies -1 bp (excluding hyperinflation economies). On the other hand, hedging of emerging markets currency denominated earnings in 2019 was 52%, concentrated in Mexican peso, Turkish lira and the main Latin American currencies.

7.3.3   Structural equity risk

Structural equity risk refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.

BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial and financial companies. This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

The management of structural equity portfolios is a responsibility of Global ALM and other Group's units specialized in this area. Their activity is subject to the risk management corporate policy on structural equity risk management, complying with the defined management principles and Risk Appetite Framework.

The structural equity risk metrics, designed by GRM according to the corporate model, contribute to the effective monitoring of the risk by estimating the sensitivity and the capital necessary to cover the possible unexpected losses due to changes in the value of the shareholdings in the Group's investment portfolio, with a level of confidence that corresponds to the objective rating of the entity, taking into account the liquidity of the positions and the statistical behavior of the assets to be considered.

In order to analyze the risk profile in depth, stress tests and scenario analysis of sensitivity to different simulated scenarios are carried out. They are based on both past crisis situations and forecasts made by BBVA Research. These analyses are carried out regularly to assess the vulnerabilities of structural equity exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.

Backtesting is carried out on a regular basis on the risk measurement model used.

With regard to the equity markets, the world indexes have closed the year 2019 with generalized gains and volatility moderation in a macro environment of global growth slowdown.

Structural equity risk, measured in terms of economic capital, has remained fairly stable in the period. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio decreased to -€26 million as of December 31, 2019, compared to -€29 million as of December 31, 2018. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

7.4   Liquidity and funding risk

Liquidity and funding risk is defined as the incapacity of a bank to meet its payment commitments for missing resources or that, to face those commitments, should have to make use of funding under burdensome terms.

7.4.1   Liquidity and Funding Strategy and Planning

The BBVA Group is a multinational financial institution whose business is focused mainly on retail and commercial banking activities. In addition to the retail business model, which forms the core of its business, the Group engages in corporate and investment banking, through the global CIB (Corporate & Investment Banking) division.

Liquidity and funding risk management aims to maintain a solid balance sheet structure which allows a sustainable business model. The Group’s liquidity and funding strategy is based on the following pillars:

•           The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units (LMUs) must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMUs.

•           Stable customer deposits as the main source of funding in all the LMUs, in accordance with the Group’s business model.

•           Diversification of the sources of wholesale funding, in terms of maturity, market, instruments, counterparties and currencies, with recurring access to the markets.

•           Compliance with regulatory requirements, enabling the availability of ample liquidity buffers, as well as sufficient instruments as required by regulations with the capacity to absorb losses.

•           Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.

Liquidity and funding risk management aims to support that in the short term a bank does not have any difficulties in meeting its payment commitments in due time and form, and that it does not have to make use of funding under burdensome terms, or conditions that deteriorate its image or reputation.

In the medium term the aim is to support that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

This management of structural and liquidity funding is based on the principle of financial self-sufficiency of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.

As one aspect of this strategy, BBVA Group is organized into eleven LMUs composed of the parent and the banking subsidiaries in each geographical area, plus the independent branches.

In addition, the policy for managing liquidity and funding risk is also based on the model’s robustness and on the planning and integration of risk management into the budgeting process of each LMU, according to the appetite for funding risk it decides to assume in its business.

Liquidity and funding planning is drawn up as part of the strategic processes for the Group’s budgetary and business planning. It allows a recurring growth of the banking business with suitable maturities and costs within the established risk tolerance levels by using a wide range of instruments which allow the diversification of the funding sources and the maintenance of a high volume of available liquid assets.

7.4.2   Governance and monitoring

The responsibility for liquidity and funding management in normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the European Banking Authority EBA and in line with the standards, policies, procedures and controls in the framework established by the governing bodies. The Finance department, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the Assets and Liabilities Committee (ALCO) the actions to be taken on this matter, in accordance with the policies established by the Risk and Compliance Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.

The Finance area, in its regulatory liquidity reporting function, coordinates the processes necessary to meet any reporting requirements that may be generated at corporate and regulatory level, with the areas responsible for this reporting in each LMU, thereby monitoring the integrity of the information supplied.

GRM is responsible for promoting that liquidity and funding risk in the Group is managed according to the strategy approved by the Board of Directors. It is also responsible for identifying, measuring, monitoring and controlling those risks and reporting to the proper corporate governing bodies. To carry out this work adequately, the risk function in the Group has been set up as a single, global function that is independent of the management areas.

In addition, the Group has an Internal Risk Control unit that conducts an independent review of Liquidity and Funding Risk control and management, independently of the functions performed in this area by Internal Audit. Additionally, the Group has in its second line of defense an Internal Risk Control unit, which performs independent reviews of the Liquidity and Funding risk controls, and an Internal Financial Control unit, which reviews the design and effectiveness of the operating management controls and the liquidity reporting.

As a third line of defense in the Group’s internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with an annual work plan.

The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio (LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.

The LCR ratio is a regulatory metric that aims to enable the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The required internal levels aim to comply efficiently and sufficiently in advance with the implementation of the regulatory requirement at a level above 100%.

The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each LMU making up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. In geographical areas with balance sheets with two currencies, the indicator is also controlled by currency to manage the mismatches that might occur.

Stable customer funds can be considered as those obtained and managed by the LMUs among their target customers. Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated (concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.

In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.

Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive reliance on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale funding and customer funds. The residual maturity profile of long-term wholesale funding has no significant concentrations, which matches the schedule of planned issues to the best possible financial conditions of markets, as shown in the table below. Finally, concentration risk is monitored at LMU level, with the aim of allowing a correct diversification of both the counterparty and type of instrument.

One of the fundamental metrics within the general management framework of the liquidity and funding risk is the maintaining of a liquidity buffer consisting of high quality assets free of charges which can be sold or offered as guarantees to obtain funding, either under normal market conditions or in stress situations.

The Finance area is responsible for the collateral management and determining the liquidity buffer within the BBVA Group. According to the principle of auto-sufficiency of the subsidiaries, every LMU is responsible for the holding of a buffer of liquid assets which comply with the regulatory requirements applicable under each jurisdiction. In addition, the liquidity buffer of each LMU should be aligned with the liquidity and funding risk tolerance as well as the management limits set and approved for each case.

In this context, the short-term resistance of the liquidity risk profile is promoted, enabling that each LMU has sufficient collateral to deal with the risk of the close of wholesale markets. Basic capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms up to one year, with special relevance being given to 30-day 90-day maturities, in order to maintain the survivability period above the 3 months with the available buffer, not taking into consideration the inflows of the balance sheet.

Stress tests are carried out as a fundamental element of the liquidity and funding risk monitoring scheme. They enable anticipating deviations from the liquidity targets and the limits set in the appetite, and establishing tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.

For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to assist its capacity to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of the LMU’s asset quality.

The stress tests conducted on a regular basis reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 3 months in general for the different LMUs, including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.

Together with the results of the stress tests and the risk metrics, the early warning indicators play an important role within the corporate model and the Liquidity Contingency Plan. They are mainly indicators of the funding structure, in relation to asset encumbrance, counterparty concentration, flights of customer deposits, unexpected use of credit facilities, and of the market, which help anticipate possible risks and capture market expectations.

Finance is the area responsible for the elaboration, monitoring, execution and update of the liquidity and funding plan and of the market access strategy to assist and improve the stability and diversification of the wholesale funding sources.

In order to implement and establish management in an anticipated manner, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity and funding plan. This framework of limits contributes to the planning of the joint future performance of:

•           The loan book, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.

•           Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

•           Projection of the credit gap, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

•           Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as financial assets at fair value through other comprehensive income and at amortized cost, and additionally on trading portfolios.

•           The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.

As a result of these funding needs, BBVA Group plans the target wholesale funding structure according to the tolerance set in each LMU target.

Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and support that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

In practice, the execution of the principles of planning and self-funding at the different LMUs results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.

As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.

The process of analysis and assessment of the liquidity and funding situation and of the inherent risks is a process carried out on an ongoing basis in the BBVA Group, with the participation of all the Group areas involved in liquidity and funding risk management. This process is carried out at both local and corporate level. It is incorporated into the decision- making process for liquidity and funding management, with integration between the risk appetite strategy and establishment and the planning process, the funding plan and the limits scheme.

7.4.3   Liquidity and funding performance

During 2019, the BBVA Group has maintained a robust and dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.

The performance of the indicators show that the funding structure remained steady during 2019, 2018 and 2017, in the sense that all LMUs held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	December 2019	December 2018	December 2017
Group (average)	108%	106%	110%
Eurozone	108%	101%	108%
BBVA Mexico	116%	114%	109%
BBVA USA	111%	119%	109%
Garanti BBVA	99%	110%	122%
Other LMUs	103%	99%	108%

With respect to LCR, the Group has maintained a liquidity buffer at both consolidated and individual level in 2019. This has maintained the ratio above 100%, with the consolidated ratio as of December 2019 standing at 129%.

Although this requirement is only established at Group level and for banks in the Eurozone, the minimum level required was exceeded in all the subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow for the transfer of liquidity between subsidiaries, so no excess of liquidity is transferred from entities abroad to the consolidated ratio. If the impact of these highly liquid assets was excluded, the LCR would be 158%, or +29 basis points above the required level.

LCR main LMU
0	December 2019	December 2018	December 2017
Group	129%	127%	128%
Eurozone	147%	145%	151%
BBVA Mexico	147%	154%	148%
BBVA USA (*)	145%	143%	144%
Garanti BBVA	206%	209%	134%

(*)BBVA USA LCR calculated according to local regulation (Fed Modified LCR).

Each entity maintains an individual liquidity buffer, both BBVA, S.A. and each of its subsidiaries, including BBVA USA, BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.

The table below shows the liquidity available by instrument as of December 31, 2019, 2018 and 2017 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

December 2019 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	14,516	6,246	4,949	6,450	6,368
Level 1 tradable assets	41,961	7,295	11,337	7,953	3,593
Level 2A tradable assets	403	316	344	-	-
Level 2B tradable assets	5,196	219	-	-	12
Other tradable assets	22,213	1,269	952	669	586
Non tradable assets eligible for central banks	-	-	2,935	-	-
Cumulated counterbalancing capacity	84,288	15,344	20,516	15,072	10,559

December 2018 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	26,506	7,666	1,667	7,633	6,677
Level 1 tradable assets	29,938	4,995	10,490	6,502	3,652
Level 2A tradable assets	449	409	510	-	-
Level 2B tradable assets	4,040	33	-	-	-
Other tradable assets (*)	8,772	1,372	1,043	499	617
Non tradable assets eligible for central banks	-	-	2,314	-	-
Cumulated counterbalancing capacity	69,705	14,475	16,024	14,634	10,946

(*) The balance of “BBVA Eurozone” has been reexpressed including the available funding in the European Central Bank (ECB)

December 2017 (Millions of Euros)
	BBVA Eurozone (1)	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	15,634	8,649	2,150	6,692	6,083
Level 1 tradable assets	38,954	3,805	9,028	5,705	6,141
Level 2A tradable assets	386	418	753	-	10
Level 2B tradable assets	4,995	69	-	-	21
Other tradable assets (*)	10,192	1,703	1,252	962	1,573
Non tradable assets eligible for central banks	-	-	2,800	-	-
Cumulated counterbalancing capacity	70,163	14,644	15,983	13,359	13,828

(1) Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

(*) The balance of “BBVA Eurozone” has been reexpressed including the available funding in the European Central Bank (ECB)

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee's essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance-sheet activities. This ratio should be at least 100% at all times.

The NSFR of BBVA Group and its main LMUs at December 31, 2019, calculated based on the Basel requirements, is the following:

NSFR main LMU
December 2019
Group	120%
BBVA Eurozone	113%
BBVA Mexico	130%
BBVA USA	116%
Garanti BBVA	151%

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2019, 2018 and 2017:

December 2019. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	20,954	20,654	-	-	-	-	-	-	-	-	41,608
Deposits in credit entities	-	3,591	283	488	585	503	189	24	120	432	6,216
Deposits in other financial institutions	-	1,336	1,120	796	589	991	1,420	1,072	672	2,089	10,084
Reverse repo, securities borrowing and margin lending	-	21,612	3,858	2,287	561	808	4,121	1,838	411	803	36,299
Loans and advances	157	22,015	25,056	24,994	15,777	16,404	42,165	35,917	54,772	122,098	359,354
Securities' portfolio settlement	-	1,622	3,873	6,620	2,017	7,292	21,334	6,115	13,240	46,022	108,136

December 2019. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	1,393	1,714	4,208	1,645	4,386	8,328	10,608	10,803	27,840	70,927
Deposits in financial institutions	7,377	7,608	493	1,122	172	1,514	386	614	206	510	20,004
Deposits in other financial institutions and international agencies	10,177	3,859	867	381	367	257	982	503	499	952	18,843
Customer deposits	271,638	43,577	18,550	10,013	7,266	6,605	3,717	2,062	854	1,039	365,321
Security pledge funding	-	45,135	3,202	15,801	1,456	653	3,393	7,206	759	1,308	78,914
Derivatives, net	-	(66)	(25)	29	(11)	1,097	(830)	(278)	(333)	(420)	(838)

December 2018. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,550	40,599	-	-	-	-	-	-	-	-	50,149
Deposits in credit entities	801	3,211	216	141	83	152	133	178	27	1,269	6,211
Deposits in other financial institutions	1	1,408	750	664	647	375	1,724	896	1,286	2,764	10,515
Reverse repo, securities borrowing and margin lending	-	21,266	1,655	1,158	805	498	205	1,352	390	210	27,539
Loans and Advances	132	19,825	25,939	23,265	15,347	16,433	42,100	32,336	53,386	120,571	349,334
Securities' portfolio settlement	-	1,875	4,379	5,990	2,148	6,823	8,592	12,423	11,533	42,738	96,501

December 2018. Contractual Maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	2,678	1,652	2,160	2,425	2,736	7,225	8,578	16,040	26,363	69,858
Deposits in financial institutions	7,107	5,599	751	1,992	377	1,240	1,149	229	196	904	19,544
Deposits in other financial institutions and international agencies	10,680	4,327	1,580	458	302	309	781	304	825	1,692	21,258
Customer deposits	252,630	44,866	18,514	10,625	6,217	7,345	5,667	2,137	1,207	1,310	350,518
Security pledge funding	40	46,489	2,219	2,274	114	97	22,911	526	218	1,627	76,515
Derivatives, net	-	(75)	(523)	(68)	(5)	(117)	498	(91)	(67)	(392)	(840)

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8,179	31,029	-	-	-	-	-	-	-	-	39,208
Deposits in credit entities	252	4,391	181	169	120	122	116	112	157	1,868	7,488
Deposits in other financial institutions	1	939	758	796	628	447	1,029	681	806	1,975	8,060
Reverse repo, securities borrowing and margin lending	18,979	2,689	1,921	541	426	815	30	727	226	-	26,354
Loans and Advances	267	21,203	26,323	23,606	15,380	17,516	43,973	35,383	50,809	123,568	358,028
Securities' portfolio settlement	1	1,579	4,159	4,423	2,380	13,391	5,789	11,289	12,070	44,666	99,747

December 2017. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	-	3,648	4,209	4,238	1,227	2,456	5,772	6,432	18,391	30,162	76,535
Deposits in financial institutions	6,831	5,863	1,082	2,335	392	1,714	930	765	171	1,429	21,512
Deposits in other financial institutions and international agencies	10,700	4,827	3,290	1,959	554	1,328	963	286	355	1,045	25,307
Customer deposits	233,068	45,171	18,616	11,428	8,711	10,368	7,607	2,612	1,833	2,034	341,448
Security pledge funding	-	35,502	2,284	1,405	396	973	64	23,009	338	1,697	65,668
Derivatives, net	-	(18)	(110)	(116)	(135)	(117)	(336)	(91)	(106)	(419)	(1,448)

The matrix shows the retail nature of the funding structure, with a loan portfolio being mostly funded by customer deposits. On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receive a better treatment.

In the Euro Liquidity Management Unit (LMU), the liquidity and funding position continued to be solid and stable with a slightly increase of the credit gap in 2019. During 2019, BBVA, S.A. made 7 issues in the public market for an aggregate of €5,750 million and USD 1,000 million; two issues of Senior Non Preferred (“SNP”) securities at 5 years for €1,000 million each and another one at 7 years for €1,000 million; a T2 issue at 10 years with an early amortization option after the fifth year for €750 million; two AT1 issues for €1,000 million and USD 1,000 million respectively with an early amortization option after five and a half years for the first and 5 years for the second; and a Senior Preferred securities issue at 7 years for €1,000 million.

In Mexico, there was a sound liquidity position despite the credit gap increase in 2019. This increase is mainly due to a lower increase in deposits as a result of higher market competition. During the financial year 2019, BBVA Mexico made a Tier II issuance on international markets for USD 750 million as well as carried out a repurchase for the same amount as part of two subordinated issuances with a maturity in 2020 and 2021 which were no longer computing in capital ratios. They also made an issuance on the local market for 10,000 million of Mexican pesos in 2 tranches: 5,000 million at 3 years and 5,000 million at 8 years.

In the United States, a positive liquidity situation has been maintained with a decrease in the credit gap during the year mainly as a result of an increase in the deposits which has allowed to reduce the dependency on brokered deposits. During the third quarter of 2019, BBVA USA issued successfully a Senior debt note of USD 600 million at 5 years.

In Turkey we closed the year with a satisfactory liquidity situation, with Garanti BBVA showing an evolution of the credit gap in foreign currency and therefore reducing the wholesale financing, allowing throughout a passable buffer of liquid assets. The main operations during the year were two syndicated loans for USD 1,600 million, a subordinated issuance for an amount of 252 million of Turkish lira (€39 million) and a securitization (Diversified Payment Rights) for USD 150 million. In addition, Garanti BBVA financed itself with a bilateral loan for an amount of USD 322 million and issued a green bond for USD 50 million in December 2019. Furthermore, additional bilateral funds for USD 110 million have been signed in December 2019.

Argentina was affected by the change in the political situation generating a reduction of deposits and credits in foreign currency in the banking system. In this context, BBVA Argentina has maintained at any time a satisfactory liquidity position supported by higher requirements of regulatory reserve regulations. BBVA Argentina issued 1,619 million of Argentine pesos (€24 million) in the local market in the first quarter of 2019 and later, in the fourth quarter, issued an additional 1,967 million of Argentine pesos (€29 million).

The liquidity position of the rest of subsidiaries has continued to be sound, maintaining a satisfactory liquidity position in all the jurisdictions in which the Group operates.

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while enabling a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.4.4   Asset encumbrance

As of December 31, 2019, 2018 and 2017, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

December 2019 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	101,792		596,898
Equity instruments	3,526	3,526	12,113	12,113
Debt securities	29,630	29,567	95,611	95,611
Loans and advances and other assets	68,636		489,174

December 2018 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	107,950		567,573
Equity instruments	1,864	1,864	6,485	6,485
Debt Securities	31,157	32,216	82,209	82,209
Loans and Advances and other assets	74,928	-	478,880	-

December 2017 (Millions of euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	110,600		579,459
Equity instruments	2,297	2,297	9,616	9,616
Debt Securities	28,700	29,798	84,391	84,391
Loans and Advances and other assets	79,604		485,451

The committed value of "Loans and Advances and other assets" corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.4) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments correspond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to enable derivative transactions is also included as committed assets.

As of December 31, 2019, 2018 and 2017, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

December 2019. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	38,496	9,208	48
Equity instruments	65	70	-
Debt securities	38,431	9,130	38
Loans and advances and other assets	-	8	10
Own debt securities issued other than own covered bonds or ABSs	-	82	-

December 2018. Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	27,474	5,633	319
Equity instruments	89	82	-
Debt securities	27,385	5,542	300
Loans and advances and other assets	-	8	19
Own debt securities issued other than own covered bonds or ABSs	78	87	-

December 2017. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	23,881	9,630	201
Equity instruments	103	5	-
Debt securities	23,715	9,619	121
Loans and Advances and other assets	63	6	80
Own debt securities issued other than own covered bonds or ABSs	3	161	-

The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.

As of December 31, 2019, 2018 and 2017, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	December 2019		December 2018		December 2017
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	124,252	135,500	113,498	131,172	118,704	133,312
Derivatives	19,066	20,004	8,972	11,036	11,843	11,103
Loans and advances	87,906	94,240	85,989	97,361	87,484	98,478
Outstanding subordinated debt	17,280	21,256	18,538	22,775	19,377	23,732
Other sources	449	4,788	3,972	4,330	305	1,028

7.5   Legal risk factors

The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings of every kind, civil, criminal, administrative, litigation, as well as investigations from the supervisor or other governmental authorities, along several jurisdictions, which consequences are difficult to determine (including those procedures in which an undetermined number of applicants is involved, in which damages claimed are not easy to estimate, in which an exorbitant amount is claimed, in which new jurisdictional issues are introduced under creative non – contrasted legal arguments and those which are at a very initial stage).

In Spain, in many of the existing procedures, applicants claim, both at Spanish courts and through preliminary rulings towards the European Union Court of Justice that various clauses usually included under a mortgage loan with credit institutions are stated abusive (including mortgage fees clauses, early redemption right clause, referenced interest rate type and opening fee).

In particular, with regards to consumer mortgage loan agreements linked to the mortgage loan reference index (Índice de Referencia de los Préstamos Hipotecarios — mortgage loan reference index) (IRPH), which is the average interest rate calculated by the Bank of Spain and published in the Official Spanish Gazette (Boletín Oficial del Estado) for mortgage loans of more than three years for freehold housing purchases granted by Spanish credit institutions and which is considered the “official interest rate” by mortgage transparency regulations, on 14th December, 2017 the Spanish Supreme Court, in its Ruling No 669/2017 (the Ruling), held that it was not possible to determine that a loan's interest rate was not transparent simply due to it making reference to one official rate or another, nor can its terms then be confirmed as unfair under the provisions of Directive 93/13/EEC of 5th April, 1993. As of the date of this Annual Report, a preliminary ruling is pending in which the Ruling is being challenged before the Court of Justice of the European Union. BBVA considers that the Ruling is clear and well founded.

On 10th September, 2019, the Advocate General of the Court of Justice of the European Union issued a report on this matter.

In that report, the Advocate General of the Court of Justice of the European Union concluded that the bank to which the preliminary ruling relates (Bankia, S.A.) complied with the requirement of transparency imposed by the applicable European regulation. The Advocate General also indicated that it is for the national courts to carry out the checks they consider necessary in order to analyze compliance with the applicable transparency obligations in each individual case.

The Advocate General's report does not bind the decision which the Court of Justice of the European Union may take finally on this matter in the future.

It is therefore necessary to await the Court of Justice of the European Union’s ruling on the matter referred in the preliminary ruling in order to determine whether it may have any effect on BBVA.

The impact of any potential unfavorable ruling by the Court of Justice of the European Union is difficult to predict at this time, but could be material. The impact of such a resolution may vary depending on matters such as (i) the decision of the Court of Justice of the European Union on what interest rate should be applied to the applicable loans; and (ii) whether the effects of the judgment are applied retroactively. According to the latest available information, the amount of mortgage loans to individuals linked to IRPH and up to date with the payment is approximately €2,800 million.

In addition, there are also claims before the Spanish courts challenging the application of certain interest rates and other mandatory rules to certain revolving credit card agreements. The resolutions in this type of proceedings against the Group or other banking entities may directly or indirectly affect the Group.

The Group is involved in several competition investigations and other legal actions related to competition initiated by third parties in various countries which may give raise to penalties and claims by third parties.

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to the Bank. On July 29, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could represent the crimes of bribery, revelation of secrets and corruption. As at the date of this Annual Report, no formal accusation against the Bank has been made. Certain current and former officers and employees of the Group, as well as former directors of the Bank, have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information from its on-going forensic investigation regarding its relationship with Cenyt. The Bank has also testified before the judge and prosecutors at the request of the Central Investigating Court No. 6 of the National High Court.

On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings.

This criminal judicial proceeding is at a preliminary stage. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

8.   Fair value of financial instruments

Framework and processes control

As part of the process established in the Group for determining the fair value in order to support that financial assets and liabilities are properly valued, BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas.

Fair value hierarchy

The fair value of financial instruments is commonly defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (market-based measurement).

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

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with such asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

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

•           Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2019, the affected instruments at fair value accounted for approximately 0.57% of financial assets and 0.14% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.

8.1   Fair value of financial instruments

The fair value of the Group’s financial instruments in the accompanying consolidated balance sheets and its corresponding carrying amounts, as of December 31, 2019, 2018 and 2017 are presented below:

Fair Value and carrying amount (Millions of euros)
		2019		2018
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	44,303	44,303	58,196	58,196
Financial assets held for trading	10	102,688	102,688	90,117	90,117
Non-trading financial assets mandatorily at fair value through profit or loss	11	5,557	5,557	5,135	5,135
Financial assets designated at fair value through profit or loss	12	1,214	1,214	1,313	1,313
Financial assets at fair value through other comprehensive income	13	61,183	61,183	56,337	56,337
Financial assets at amortized cost	14	439,162	442,788	419,660	419,857
Hedging derivatives	15	1,729	1,729	2,892	2,892
LIABILITIES
Financial liabilities held for trading	10	89,633	89,633	80,774	80,774
Financial liabilities designated at fair value through profit or loss	12	10,010	10,010	6,993	6,993
Financial liabilities at amortized cost	22	516,641	515,910	509,185	510,300
Hedging derivatives	15	2,233	2,233	2,680	2,680

Fair value and carrying amount (Millions of Euros)
		2017
	Notes	Carrying amount	Fair value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	42,680	42,680
Financial assets held for trading	10	64,695	64,695
Financial assets designated at fair value through profit or loss	12	2,709	2,709
Available-for-sale financial assets	-	69,476	69,476
Loans and receivables	-	431,521	438,991
Held-to-maturity investments	-	13,754	13,865
Derivatives – Hedge accounting	15	2,485	2,485
LIABILITIES
Financial liabilities held for trading	10	46,182	46,182
Financial liabilities designated at fair value through profit or loss	12	2,222	2,222
Financial liabilities at amortized cost	22	543,713	544,604
Derivatives – Hedge accounting	15	2,880	2,880

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at amortized cost (including their fair value although this value is not used when accounting for these instruments).

8.1.1   Fair value of financial instruments recognized at fair value, according to valuation criteria

Below are the different elements used in the valuation technique of financial instruments.

Active Market

BBVA considers active market as a market that allows the observation of bid and offer prices representative of the levels to which the market participants are willing to negotiate an asset, with sufficient frequency and volume.

By default, BBVA would consider all internally approved “Organized Markets” as active markets, without considering this an unchangeable list.

Furthermore, BBVA would consider as traded in an “Organized Market” quotations for assets or liabilities from Over The Counter (OTC) markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.

The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by level used to determine their fair value:

Fair value of financial instruments by levels (Millions of Euros)
	2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	31,135	70,045	1,508	26,730	62,983	404
Loans and advances	697	32,321	1,285	47	28,642	60
Debt securities	18,076	8,178	55	17,884	7,494	199
Equity instruments	8,832	-	59	5,194	-	60
Derivatives	3,530	29,546	109	3,605	26,846	85
Non-trading financial assets mandatorily at fair value through profit or loss	4,305	92	1,160	3,127	78	1,929
Loans and advances	82	-	1,038	25	-	1,778
Debt securities	-	91	19	90	71	76
Equity instruments	4,223	1	103	3,012	8	75
Financial assets designated at fair value through profit or loss	1,214	-	-	1,313	-	-
Loans and advances	-	-	-	-	-	-
Debt securities	1,214	-	-	1,313	-	-
Equity instruments	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income	50,896	9,203	1,084	45,824	9,323	1,190
Loans and advances	33	-	-	33	-	-
Debt securities	49,070	9,057	604	43,788	9,211	711
Equity instruments	1,794	146	480	2,003	113	479
Hedging derivatives	44	1,685	-	7	2,882	3
LIABILITIES-
Financial liabilities held for trading	26,266	62,541	827	22,932	57,573	269
Deposits	9,595	32,121	649	7,989	29,945	-
Trading derivatives	4,425	30,419	175	3,919	27,628	267
Other financial liabilities	12,246	1	2	11,024	-	1
Financial liabilities designated at fair value through profit or loss	-	9,984	27	-	4,478	2,515
Customer deposits	-	944	-	-	976	-
Debt certificates	-	4,629	27	-	2,858	-
Other financial liabilities	-	4,410	-	-	643	2,515
Derivatives – Hedge accounting	30	2,192	11	223	2,454	3

Fair value of financial instruments by levels (Millions of euros)
	2017
	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	29,057	35,349	289
Loans and advances to customers	-	56	-
Debt securities	21,107	1,444	22
Equity instruments	6,688	33	80
Derivatives	1,262	33,815	187
Financial assets designated at fair value through profit or loss	2,061	648	-
Loans and advances to customers	-	648	-
Loans and advances to credit institutions	-	-	-
Debt securities	174	-	-
Equity instruments	1,888	-	-
Available-for-sale financial assets	57,381	11,082	544
Debt securities	54,850	10,948	454
Equity instruments	2,531	134	90
Hedging derivatives	-	2,483	2
LIABILITIES-
Financial liabilities held for trading	11,191	34,866	125
Derivatives	1,183	34,866	119
Short positions	10,008	-	6
Financial liabilities designated at fair value through profit or loss	-	2,222	-
Derivatives – Hedge accounting	274	2,606	-

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2019 and 2018:

Fair value of financial Instruments by levels. December 2019 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	70,045	1,508		- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates - Funding interest rates not observed in the market or in consensus services
Loans and advances	32,321	1,285	Present-value method (Discounted future cash flows)
Debt securities	8,178	55	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	-	59	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV not published
Derivatives	29,546	109
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss	92	1,160
Loans and advances	-	1,038	Specific liquidation criteria regarding losses of the EPA proceedings PD and LGD of the internal models, valuations and specific criteria of the EPA proceedings Discounted future cash flows		- Prepayment rates - Business plan of the underlying asset, WACC, macro scenario - Property valuation
Debt securities	91	19	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	1	103	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Financial assets at fair value through other comprehensive income	9,203	1,084
Debt securities	9,057	604	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	146	480	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	1,685	-
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Momentum adjustment
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment
Credit			Credit Derivatives: Default model and Gaussian copula
Commodities			Commodities: Momentum adjustment and Discounted cash flows

Fair Value of financial Instruments by Levels. December 2019 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	62,541	827
Deposits	32,121	649	Present-value method (Discounted future cash flows)	- Interest rate yield - Funding interest rates observed in the market or in consensus services - Exchange rates	- Funding interest rates not observed in the market or in consensus services
Derivatives	30,419	175
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Correlation between tenors - Interest rates volatility
Equity			Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Assets correlation
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and discounted cash flows
Short positions	1	2	Present-value method (Discounted future cash flows)		- Prepayment rates - Issuer´s credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	9,984	27	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,192	11
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and discounted cash flows

Fair Value of financial Instruments by Levels. December 2018 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	62,983	404		- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates
Loans and advances	28,642	60	Present-value method (Discounted future cash flows)
Debt securities	7,494	199	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	-	60	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the funds
Derivatives	26,846	85
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss	78	1,929
Loans and advances	-	1,778	-Present-value method (Discounted future cash flows) Specific criteria for the liquidation of losses established by the EPA protocol		- Prepayment rates - Issuer credit risk - Recovery rates - PD and LGD
Debt securities	71	76	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	8	75	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Financial assets at fair value through other comprehensive income	9,323	1,190
Debt securities	9,211	711	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	113	479	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	2,882	3
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Momentum adjustment
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment
Credit			Credit Derivatives: Default model and Gaussian copula
Commodities			Commodities: Momentum adjustment and Discounted cash flows

Fair Value of financial Instruments by Levels. December 2018 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	57,573	269
Deposits	29,945	-
Derivatives	27,628	267
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

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Correlation between tenors - Interest rates volatility
Equity			Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Assets correlation
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and discounted cash flows
Short positions		1	Present-value method (Discounted future cash flows)		- Correlation default - Credit spread - Recovery rates - Interest rate yield
Financial liabilities designated at fair value through profit or loss	4,478	2,515	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,454	3
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

Main valuation techniques

The main techniques used for the assessment of the majority of the financial instruments classified in Level 3, and its main unobservable inputs, are described below:

•           The net present value (net present value method): This technique uses the future cash flows of each financial instrument, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:

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

Adjustments to the valuation for risk of default

Under IFRS 13 the credit risk valuation adjustments must be considered in the classification of assets and liabilities within fair value hierarchy, because of the absence of observable data of probabilities of default and recoveries used in the calculation.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, which are based on the recovery levels for all derivative products on any instrument, deposits and repos at the legal entity level (all counterparties under a same ISDA / CMOF), in which BBVA has exposure.

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

The amounts recognized in the consolidated balance sheet as of December 31, 2019 and 2018 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) was €-106 and €-163 million respectively, and the valuation adjustments to the derivative liabilities as “Debit Valuation Adjustment” (DVA) was €117 million and €214 million respectively . The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as of December, 2019 and 2018  corresponding to the mentioned adjustments was a net impact of €67 million and €-24 million respectively.

Additionally, as of December, 2019 and 2018, €-8 and €-12 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet, being the impact on results €4 million and €-2 million, respectively.

Unobservable inputs

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2019 and 2018:

December 31, 2019:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Loans and advances (*)	Present value method	Repo funding curve	(6)	16	100	b.p
Debt securities	Net present value	Credit spread	18	83	504	b.p
		Recovery rate	0.00%	28.38%	40.00%	%
	Comparable pricing		0.01%	98.31%	135.94%	%
Equity instruments (**)	Net asset Value
	Comparable pricing
Credit option	Gaussian Copula	Correlation default	19.37%	44.33%	61.08%	%
Corporate Bond option	Black 76	Price volatility	-	-	-	Vegas
Equity OTC option	Heston	Forward volatility skew	35.12	35.12	35.12	Vegas
	Local volatility	Dividends (***)
		Volatility	2.49	23.21	60.90	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	3.70	6.30	10.05	Vegas
Interest rate options	Libor Market Model	Beta	0.25	2.00	18.00%
		Correlation rate/Credit	(100)		100%
		Credit default Volatility	-	-	-	Vegas

(*)   Other valuation techniques such as specific liquidation criteria regarding losses of the EPA proceedings, PD and LGD of the internal models, valuations and specific criteria of the EPA proceedings or Discounted future cash flows are used for specific financial instruments.

(**)  Due to the diversity of valuation models of equity instruments, we don’t include all the unobservable inputs or the quantitative ranges of them.

(***) The range of non-observable dividends has too wide range to be relevant.

December 31, 2018:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt securities	Net present value	Credit spread	37	152.22	385.00	b.p.
		Recovery rate	0.00%	32.06%	40.00%	%
	Comparable pricing		1.00%	88.00%	275.00%	%
Equity instruments	Net asset Value
	Comparable pricing
Credit option	Gaussian Copula	Correlation default	0.00%	37.98%	60.26%	%
Corporate Bond option	Black 76	Price volatility	-	-	-	Vegas
Equity OTC option	Heston	Forward volatility skew	47.05	47.05	47.05	Vegas
	Local volatility	Dividends
		Volatility	13.79	27.24	65.02	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	5.05	7.73	9.71	Vegas
Interest rate options	Libor Market Model	Beta	0.25	9.00	18.00%

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

Financial assets Level 3: Changes in the year (Millions of Euros)
	2019		2018		2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	3,527	2,787	835	125	822	116
Group additions	-	-	-	-	-	-
Changes in fair value recognized in profit and loss (*)	112	44	(167)	(95)	(24)	(21)
Changes in fair value not recognized in profit and loss	2	-	(4)	-	(45)	-
Acquisitions, disposals and liquidations (**)	5	595	2,102	2,710	32	320
Net transfers to Level 3	77	(2,751)	761	47	106	(39)
Exchange differences and others	31	189	-	-	(55)	(250)
Balance at the end	3,753	865	3,527	2,787	835	125

(*)    Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2019, 2018 and 2017. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

(**)   Of which, in 2019, the assets roll forward is comprised of €1,525 million of acquisitions, €1,102 million of disposals and €417 million of liquidations. The liabilities roll forward is comprised of €858 million of acquisitions, €53 million of sales and €210 million of liquidations.

During 2019, certain interest rate yields have been adapted to those observable in the market, which mainly affects the valuation of certain deposit classes recorded under “Financial liabilities at amortized cost” and certain insurance products recorded under “Financial liabilities designated at fair value through profit or loss - Other financial liabilities”, and, a result thereof, their classification as instruments has changed from Level 3 to Level 2. Additionally, in Level 3, €1,285 million in assets held for trading and €649 in liabilities held for trading have been classified, mainly due to certain reverse repurchase and repurchase agreements, due to the non-observability and liquidity in the interest rate yield for the financing of assets applied in the calculation of its fair value.

As of December 31, 2019, 2018 and 2017, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Group, has established the rules for a proper financial instruments held for trading classification according to the fair value hierarchy defined by IFRS.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the subsidiaries. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the year ended December 31, 2019 and 2018, are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2019 and 2018:

Transfer between Levels. December 2019 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		74	-	1,119	502	1	160
Non-trading financial assets mandatorily at fair value through profit or loss		-	-	23	2	-	44
Financial assets designated at fair value through profit or loss		-	-	-	-	1	-
Financial assets at fair value through other comprehensive income		6	6	4	209	-	454
Derivatives		-	-	-	26	-	10
Total		79	6	1,145	739	2	667
LIABILITIES
Derivatives		-	-	-	27	-	125
Financial liabilities held for trading		1	-	-	-	-	-
Financial liabilities designated at fair value through profit or loss		-	-	-	27	-	2,679
Total		1	-	-	54	-	2,804

Transfer between Levels. December 2018 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		1,171	2	2	6	-	2
Non-trading financial assets mandatorily at fair value through profit or loss		-	-	9	67	-	24
Financial assets at fair value through other comprehensive income		134	72	-	515	-	-
Derivatives		-	-	-	52	118	49
Total		1,305	74	11	641	118	75
LIABILITIES
Financial liabilities held for trading		-	-	-	138	-	37
Total		-	-	-	138	-	37

The amount of financial instruments that were transferred between levels of valuation during the year ended December 31, 2019, is not material relative to the total portfolios, and corresponds to the above changes in the classification between levels these financial instruments modified some of their features, specifically:

•           Transfers between Levels 1 and 2 represent mainly debt securities and equity instruments, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).

•           Transfers from Level 2 to Level 3 are mainly due to transactions of financial assets held for trading, derivatives and financial liabilities designated at fair value through profit or loss.

•           Transfers from Level 3 to Level 2 generally affect derivative and debt securities transactions, for which inputs observable in the market have been obtained.

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

As of December 31, 2019 and 2018, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments Level 3 2019: Sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement		Potential impact on other comprehensive income
	Most favorable hypothesis	Least favorable hypothesis	Most favorable hypothesis	Least favorable hypothesis
ASSETS
Financial assets held for trading	5	(60)	-	-
Loans and Advances	-	(10)	-	-
Debt securities	3	-	-	-
Equity instruments	1	(48)	-	-
Derivatives	2	(2)	-	-
Non-trading financial assets mandatorily at fair value through profit or loss	367	(66)	-	-
Loans and advances	354	(61)	-	-
Debt securities	7	-	-	-
Equity instruments	5	(6)	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	10	(1)
Total	372	(126)	10	(1)
LIABILITIES
Financial liabilities held for trading	3	(3)	-	-
Total	3	(3)	-	-

Financial instruments Level 3 2018: Sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement		Potential impact on Total Equity
	Most favorable hypothesis	Least favorable hypothesis	Most favorable hypothesis	Least favorable hypothesis
ASSETS
Financial assets held for trading	6	(13)	-	-
Loans and Advances	-	-	-	-
Debt securities	2	(3)	-	-
Equity instruments	3	(9)	-	-
Derivatives	1	(1)	-	-
Non-trading financial assets mandatorily at fair value through profit or loss	291	(181)	-	-
Loans and advances	285	(161)	-	-
Debt securities	3	(12)	-	-
Equity instruments	3	(8)	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	10	(1)
LIABILITIES
Financial liabilities held for trading	1	(1)	-	-
Total	297	(194)	-	-

8.2   Fair value of financial instruments carried at cost, by valuation criteria

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost as of December 31, 2019 are presented below:

Financial assets

•           Cash, balances at central banks and other demand deposits / loans to central banks / short-term loans to credit institutions/ Repurchase agreements: in general, their fair value is assimilated to their book value, due to the nature of the counterparty and because they are mainly short-term balances in which the book value is the most reasonable estimation of the value of the asset.

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

Financial liabilities

•           Deposits from central banks: for recurrent liquidity auctions and other monetary policy instruments of central banks / short-term deposits, from credit institutions / repurchase agreements / short term customer deposits: their book value is considered to be the best estimation of their fair value.

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

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2019 and 2018, broken down according to the method of valuation used for the estimation:

Fair value of financial instruments at amortized cost by levels (Millions of euros)
	2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	44,111	-	192	58,024	-	172
Financial assets at amortized cost	29,391	217,279	196,119	21,419	204,619	193,819
LIABILITIES
Financial liabilities at amortized cost	67,229	289,599	159,082	58,225	269,128	182,948

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2019 and 2018:

Fair Value of financial Instruments at amortized cost by valuation technique. December 2019 (Millions of Euros)
	Level 2	Level 3	Valuation technique(s)	Main inputs used

ASSETS
Financial assets at amortized cost	217,279	196,119	Present-value method (Discounted future cash flows)
Central banks	-	2		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	9,049	4,628		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	194,897	190,144		- Credit spread - Prepayment rates - Interest rate yield
Debt securities	13,333	1,345		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	289,599	159,082
Deposits from central banks	129	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from credit institutions	21,575	6,831
Deposits from customers	245,720	135,514
Debt certificates	14,194	11,133
Other financial liabilities	7,981	5,604

Fair Value of financial Instruments at amortized cost by valuation technique. December 2018 (Millions of Euros)
	Level 2	Level 3	Valuation technique(s)	Main inputs used

ASSETS
Financial assets at amortized cost	204,619	193,819	Present-value method (Discounted future cash flows)
Central banks	-	1		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	4,934	4,291		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	190,666	183,645		- Credit spread - Prepayment rates - Interest rate yield
Debt securities	9,019	5,881		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	269,128	182,948
Central Banks	196	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	22,281	9,852
Loans and advances to customers	240,547	135,270
Debt securities	6,104	25,096
Other financial liabilities	-	12,730

Equity instruments at cost

Until 2017, there were equity instruments and discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be estimated in a sufficiently reliable manner for the amount of €469 million, as of December 31, 2017.

9.   Cash, cash balances at central banks and other demand deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	2019	2018	2017
Cash on hand	7,060	6,346	6,220
Cash balances at central banks	31,755	43,880	31,718
Other demand deposits	5,488	7,970	4,742
Total	44,303	58,196	42,680

The change in “Cash balances at central banks” is mainly due to the decrease in cash held at the Bank of Spain.

10.   Financial assets and liabilities held for trading

10.1   Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2019	2018	2017
ASSETS
Derivatives		33,185	30,536	35,265
Equity instruments	7.1.2	8,892	5,254	6,801
Credit institutions		1,037	880	962
Other sectors		7,855	4,374	5,839
Debt securities	7.1.2	26,309	25,577	22,573
Issued by central banks		840	1,001	1,371
Issued by public administrations		23,918	22,950	19,344
Issued by financial institutions		679	790	816
Other debt securities		872	836	1,041
Loans and advances	7.1.2	34,303	28,750	56
Loans and advances to central banks		535	2,163	-
Reverse repurchase agreement	35	535	2,163	-
Loans and advances to credit institutions		21,286	14,566	-
Reverse repurchase agreement	35	21,219	13,305	-
Loans and advances to customers		12,482	12,021	56
Reverse repurchase agreement	35	12,187	11,794	-
Total assets		102,688	90,117	64,695
LIABILITIES
Derivatives		35,019	31,815	36,169
Short positions		12,249	11,025	10,013
Deposits		42,365	37,934	-
Deposits from central banks		7,635	10,511	-
Repurchase agreement	35	7,635	10,511	-
Deposits from credit institutions		24,969	15,687	-
Repurchase agreement	35	24,578	14,839	-
Customer deposits		9,761	11,736	-
Repurchase agreement	35	9,689	11,466	-
Total liabilities		89,633	80,774	46,182

As of December 31, 2019, 2018 and 2017 “Short positions” include €11,649 million, 10,255 million and 7,243 million, respectively, held with general governments.

10.2   Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2019, 2018 and 2017, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions and other non financial corporations, and are related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2019			2018			2017
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	21,479	20,853	3,024,794	19,146	18,769	2,929,371	22,606	22,546	2,152,490
OTC	21,479	20,852	2,997,443	19,146	18,769	2,910,016	22,606	22,546	2,129,474
Organized market	-	1	27,351	-	-	19,355	-	-	23,016
Equity instruments	2,263	3,499	84,140	2,799	2,956	114,184	1,778	2,336	95,573
OTC	353	1,435	40,507	631	463	39,599	578	1,207	42,298
Organized market	1,910	2,065	43,633	2,168	2,492	74,586	1,200	1,129	53,275
Foreign exchange and gold	9,086	10,266	472,194	8,355	9,693	432,283	10,371	10,729	380,404
OTC	9,049	10,260	463,662	8,344	9,638	426,952	10,337	10,688	373,303
Organized market	37	6	8,532	11	55	5,331	34	40	7,101
Credit	353	397	29,077	232	393	25,452	489	517	30,181
Credit default swap	338	283	26,702	228	248	22,791	480	507	27,942
Credit spread option	-	2	150	2	-	500	-	-	200
Total return swap	14	113	2,225	2	145	2,161	9	9	2,039
Other	-	-	-	-	-	-	-	-	-
Commodities	4	4	64	3	3	67	3	3	36
Other	-	-	-	-	-	-	18	38	561
DERIVATIVES	33,185	35,019	3,610,269	30,536	31,815	3,501,358	35,265	36,169	2,659,246
Of which: OTC - credit institutions	20,706	23,717	1,000,243	16,979	18,729	897,384	21,016	22,804	898,209
Of which: OTC - other financial corporations	6,153	6,214	2,370,988	7,372	7,758	2,355,784	8,695	9,207	1,548,919
Of which: OTC - other	4,378	3,016	159,521	4,005	2,780	148,917	4,316	2,986	128,722

11.   Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2019	2018	2017
Equity instruments	7.1.2	4,327	3,095
Debt securities	7.1.2	110	237
Loans and advances to customers	7.1.2	1,120	1,803
Total		5,557	5,135

12.   Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2019	2018	2017
ASSETS
Equity instruments				1,888
Debt securities		1,214	1,313	174
Loans and advances		-	-	648
Total assets	7.1.2	1,214	1,313	2,709
LIABILITIES
Deposits		944	976	-
Debt certificates		4,656	2,858	-
Other financial liabilities: Unit-linked products		4,410	3,159	2,222
Total liabilities		10,010	6,993	2,222

As of December 31, 2019, 2018 and 2017, within “Financial liabilities designated at fair value through profit or loss”, liabilities linked to insurance products where the policyholder bears the risk ("Unit-Link") are recorded.  Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

In addition, the assets and liabilities are included in these headings to reduce inconsistencies (asymmetries) in the valuation of those operations and those used to manage their risk.

13.   Financial assets at fair value through other comprehensive income

13.1   Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets designated at fair value through other comprehensive income (Millions of Euros)
	Notes	2019	2018	2017
Equity instruments	7.1.2	2,420	2,595	4,488
Loss allowances		-	-	(1,264)
Subtotal		2,420	2,595	3,224
Debt securities	7.1.2	58,841	53,737	66,273
Loss allowances		(110)	(28)	(21)
Subtotal		58,731	53,709	66,251
Loans and advances to credit institutions	7.1.2	33	33	-
Total		61,183	56,337	69,476

13.2   Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2019 and 2018 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments. (Millions of Euros)
	2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Equity instruments
Spanish companies shares	2,181	-	(507)	1,674	2,172	-	(210)	1,962
Foreign companies shares	136	87	(11)	213	90	43	(12)	121
The United States	30	47	-	78	20	17	-	37
Mexico	1	33	-	34	1	25	-	26
Turkey	3	2	-	5	3	-	(1)	2
Other countries	102	5	(11)	96	66	1	(11)	56
Subtotal equity instruments listed	2,317	87	(518)	1,886	2,262	43	(222)	2,083
Equity instruments
Spanish companies shares	5	1	-	5	6	1	-	7
Foreign companies shares	450	79	(1)	528	453	54	(1)	506
The United States	387	32	-	419	388	23	-	411
Mexico	-	-	-	-	-	-	-	-
Turkey	5	4	-	9	6	4	-	10
Other countries	57	43	(1)	99	59	27	(1)	85
Subtotal unlisted equity instruments	454	80	(1)	533	459	55	(1)	513
Total	2,772	167	(519)	2,420	2,721	98	(223)	2,595

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2017 is as follows:

Available-for-sale financial assets. Equity instruments. December 2017 (Millions of Euros)
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Equity instruments listed
Spanish companies shares	2,189	-	(1)	2,188
Foreign companies shares	215	33	(7)	241
United States	11	-	-	11
Mexico	8	25	-	33
Turkey	4	1	-	5
Other countries	192	7	(7)	192
Subtotal equity instruments listed	2,404	33	(8)	2,429
Unlisted equity instruments
Spanish companies shares	33	29	-	62
Foreign companies shares	665	77	(8)	734
United States	498	40	(6)	532
Mexico	1	-	-	1
Turkey	15	6	(2)	19
Other countries	151	31	-	182
Subtotal unlisted equity instruments	698	106	(8)	796
Total	3,102	139	(16)	3,224

13.3   Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements as of December 31, 2019 and 2018, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. (Millions of Euros)
	2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agency debt securities	20,740	830	(20)	21,550	17,205	661	(9)	17,857
Central banks	-	-	-	-	-	-	-	-
Credit institutions	959	65	-	1,024	793	63	-	855
Other issuers	907	40	-	947	804	37	(1)	841
Subtotal	22,607	935	(21)	23,521	18,802	761	(10)	19,553
Foreign debt securities
Mexico	7,790	22	(26)	7,786	6,299	6	(142)	6,163
Government and other government agency debt securities	6,869	18	(19)	6,868	5,286	4	(121)	5,169
Central banks	-	-	-	-	-	-	-	-
Credit institutions	77	2	-	78	35	-	(1)	34
Other issuers	843	2	(6)	840	978	2	(20)	961
The United States	11,376	68	(51)	11,393	14,507	47	(217)	14,338
Government securities	8,570	42	(12)	8,599	11,227	37	(135)	11,130
Treasury and other government agencies	5,595	32	(2)	5,624	7,285	29	(56)	7,258
States and political subdivisions	2,975	10	(10)	2,975	3,942	8	(79)	3,872
Central banks	-	-	-	-	-	-	-	-
Credit institutions	122	2	-	124	49	1	-	50
Other issuers	2,684	24	(39)	2,670	3,231	9	(82)	3,158
Turkey	3,752	38	(76)	3,713	4,164	20	(269)	3,916
Government and other government agency debt securities	3,752	38	(76)	3,713	4,007	20	(256)	3,771
Central banks	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	157	-	(13)	145
Other issuers	-	-	-	-	-	-	-	-
Other countries	11,870	554	(106)	12,318	9,551	319	(130)	9,740
Other foreign governments and other government agency debt securities	6,963	383	(78)	7,269	4,510	173	(82)	4,601
Central banks	1,005	9	(4)	1,010	987	2	(4)	986
Credit institutions	1,795	109	(12)	1,892	1,856	111	(20)	1,947
Other issuers	2,106	53	(12)	2,147	2,197	33	(25)	2,206
Subtotal	34,788	681	(259)	35,210	34,521	392	(758)	34,157
Total	57,395	1,617	(280)	58,731	53,323	1,153	(768)	53,709

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements as of December 31, 2017, broken down by issuers, is as follows:

Available-for-sale financial assets. December 2017 (Millions of Euros)
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agency debt securities	22,765	791	(17)	23,539
Central banks	-	-	-	-
Credit institutions	891	72	-	962
Other issuers	1,061	43	-	1,103
Subtotal Spanish debt securities	24,716	906	(17)	25,605
Foreign debt securities
Mexico	9,755	45	(142)	9,658
Government and other government agency debt securities	8,101	34	(120)	8,015
Central banks	-	-	-	-
Credit institutions	212	1	(3)	209
Other issuers	1,442	10	(19)	1,434
The United States	12,479	36	(198)	12,317
Government securities	8,625	8	(133)	8,500
Treasury and other government agencies	3,052	-	(34)	3,018
States and political subdivisions	5,573	8	(99)	5,482
Central banks	-	-	-	-
Credit institutions	56	1	-	57
Other issuers	3,798	26	(65)	3,759
Turkey	5,052	48	(115)	4,985
Government and other government agency debt securities	5,033	48	(114)	4,967
Central banks	-	-	-	-
Credit institutions	19	-	(1)	19
Other issuers	-	-	-	-
Other countries	13,271	533	(117)	13,687
Other foreign governments and other government agency debt securities	6,774	325	(77)	7,022
Central banks	1,330	2	(1)	1,331
Credit institutions	2,535	139	(19)	2,654
Other issuers	2,632	66	(19)	2,679
Subtotal	40,557	661	(572)	40,647
Total	65,273	1,567	(589)	66,251

The credit ratings of the issuers of debt securities as of December 31, 2019, 2018, and 2017 are as follows:

Debt securities by rating
	2019		2018		2017
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	3,669	6.2%	531	1.0%	687	1.0%
AA+	7,279	12.4%	13,100	24.4%	10,738	16.2%
AA	317	0.5%	222	0.4%	507	0.8%
AA-	265	0.5%	409	0.8%	291	0.4%
A+	3,367	5.7%	632	1.2%	664	1.0%
A	12,895	22.0%	687	1.3%	683	1.0%
A-	10,947	18.6%	18,426	34.3%	1,330	2.0%
BBB+	9,946	16.9%	9,195	17.1%	35,175	53.1%
BBB	2,966	5.1%	4,607	8.6%	7,958	12.0%
BBB-	1,927	3.3%	1,003	1.9%	5,583	8.4%
BB+ or below	4,712	8.0%	4,453	8.3%	1,564	2.4%
Without rating	441	0.8%	445	0.8%	1,071	1.6%
Total	58,731	100.0%	53,709	100.0%	66,251	100.0%

13.4   Gains/losses

Changes in gains / losses

The changes in the gains/losses (net of taxes) in December 31, 2019 and 2018 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Changes in fair value of equity instruments designated at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains / losses (Millions of euros)
		Debt securities		Equity instruments
	Notes	2019	2018	2019	2018
Balance at the beginning		943	1,557	(155)	84
Effect of changes in accounting policies (IFRS 9)		-	(58)	-	(40)
Valuation gains and losses		1,267	(640)	(238)	(174)
Amounts transferred to income		(119)	(137)
Other reclassifications		-	-	-	-
Income tax		(331)	221	(10)	(25)
Balance at the end	30	1,760	943	(403)	(155)

In 2019, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €83 million (see Note 47) as a result of the decrease in the rating of debt securities in BBVA Argentina during the last quarter of 2019.

In 2018, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €1 million (see Note 47).

During 2019 and 2018 there has been no significant impairment registered in equity instruments under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss net gains by modification- Financial assets at fair value through other comprehensive income” (see Note 47).

14.   Financial assets at amortized cost

14.1   Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2019	2018	2017
Debt securities		38,877	32,530	24,093
Government		31,526	25,014	17,030
Credit institutions		719	644	1,152
Other sectors		6,632	6,872	5,911
Loans and advances to central banks		4,275	3,941	7,300
Loans and advances to credit institutions		13,649	9,163	26,261
Reverse repurchase agreements	35	1,817	478	13,861
Other loans and advances		11,832	8,685	12,400
Loans and advances to customers		382,360	374,027	387,621
Government		28,222	28,114	31,645
Other financial corporations		11,207	9,468	18,173
Non-financial corporations		166,789	163,922	164,510
Other		176,142	172,522	173,293
Total		439,162	419,660	445,275
Of which: impaired assets of loans and advances to customers		15,954	16,349	19,390
Of which: loss allowances of loans and advances		(12,427)	(12,217)	(12,784)
Of which: loss allowances of debt securities		(52)	(51)	(15)

During financial years 2019 and 2018, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2   Debt securities

The breakdown of the balance under the heading “Debt securities” in the accompanying consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost. (Millions of Euros)
	2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agencies	12,755	630	(21)	13,363	10,953	458	(265)	11,146
Central banks	-	-	-	-	-	-	-	-
Credit institutions	26	-	-	26	53	-	-	53
Other issuers	4,903	38	(10)	4,931	5,014	41	(25)	5,030
Subtotal	17,684	668	(31)	18,320	16,019	499	(290)	16,228
Foreign debt securities
Mexico	6,374	168	(18)	6,525	5,148	10	-	5,157
Government and other government agencies debt securities	5,576	166	-	5,742	4,571	9	-	4,579
Central banks	-	-	-	-	-	-	-	-
Credit institutions	526	2	-	529	350	1	-	351
Other issuers	272	-	(18)	254	227	-	-	227
The United States	6,125	111	(20)	6,217	2,559	15	(3)	2,570
Government securities	5,690	111	(18)	5,783	2,070	-	-	2,070
Treasury and other government agencies	1,161	50	(17)	1,193	118	-	-	118
States and political subdivisions	4,530	61	(1)	4,590	1,952	-	-	1,952
Central banks	-	-	-	-	-	-	-	-
Credit institutions	25	-	(1)	25	23	9	(2)	30
Other issuers	410	-	(1)	409	466	6	(1)	470
Turkey	4,113	48	(65)	4,097	4,062	-	(261)	3,801
Government and other government agencies debt securities	4,105	47	(65)	4,088	4,054	-	(261)	3,793
Central banks	-	-	-	-	-	-	-	-
Credit institutions	7	1	-	8	7	-	-	7
Other issuers	1	-	-	1	1	-	-	1
Other countries	4,581	82	(26)	4,637	4,741	32	(152)	4,622
Other foreign governments and other government agency debt securities	3,400	82	(22)	3,459	3,366	27	(152)	3,242
Central banks	-	-	-	-	64	-	-	64
Credit institutions	135	-	-	135	147	-	-	147
Other issuers	1,047	-	(4)	1,043	1,164	5	-	1,169
Subtotal	21,194	409	(129)	21,476	16,510	57	(416)	16,150
Total	38,877	1,077	(160)	39,796	32,530	556	(706)	32,378

As of December 31, 2019 and 2018, the credit ratings of the issuers of debt securities classified as follows:

Debt securities by rating
	2019		2018
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	39	0.1%	49	0.2%
AA+	6,481	16.7%	1,969	6.1%
AA	14	-	62	0.2%
AA-	713	1.8%	-	-
A+	-	-	607	1.9%
A	16,806	43.2%	21	0.1%
A-	607	1.6%	6,117	18.8%
BBB+	3,715	9.6%	13,894	42.7%
BBB	551	1.4%	1,623	5.0%
BBB-	3,745	9.6%	2,694	8.3%
BB+ or below	5,123	13.2%	4,371	13.4%
Without rating	1,083	2.8%	1,123	3.5%
Total	38,877	100.0%	32,530	100.0%

14.3   Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	Notes	2019	2018	2017
On demand and short notice		3,050	3,641	10,560
Credit card debt		16,354	15,445	15,835
Trade receivables		17,276	17,436	22,705
Finance leases		8,711	8,650	8,642
Reverse repurchase agreements	35	26	294	11,554
Other term loans		332,160	324,767	313,336
Advances that are not loans		4,784	3,794	4,989
Total		382,360	374,027	387,621

The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2019:

'Interest sensitivity of outstanding loans and advances maturing in more than one year (Millions of Euros)

	Domestic	Foreign	Total
Fixed rate	55,920	68,915	124,835
Variable rate	79,329	97,765	177,095
Total	135,249	166,680	301,929

As of December 31, 2019, 2018 and 2017, 41%, 38% and 38%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 59%, 62% and 62%, respectively, have variable interest rates.

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

This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2019	2018	2017
Securitized mortgage assets	26,169	26,556	28,950
Other securitized assets	4,249	3,221	4,143
Total securitized assets	30,418	29,777	33,093

15.   Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2019	2018	2017
ASSETS
Derivatives - Hedge accounting	1,729	2,892	2,485
Fair value changes of the hedged items in portfolio hedges of interest rate risk	28	(21)	(25)
LIABILITIES
Hedging derivatives	2,233	2,680	2,880
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-	(7)

As of December 31, 2019, 2018 and 2017, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

•           Fair value hedging:

•             Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

•             Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

•             Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

•             Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the borrowed deposits corresponding to the interest rate risk is in the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Derivatives - Hedge accounting breakdown by type of risk and type of hedge. (Millions of Euros)
	2019		2018		2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	920	488	982	513	1,141	850
OTC	920	488	982	513	1,141	850
Organized market	-	-	-	-	-	-
Equity	-	3	6	-	-	-
OTC	-	3	6	-	-	-
Organized market	-	-	-	-	-	-
Foreign exchange and gold	420	316	587	398	625	511
OTC	420	316	587	398	625	511
Organized market	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
FAIR VALUE HEDGES	1,341	808	1,575	912	1,766	1,362
Interest rate	224	850	221	562	244	533
OTC	224	839	219	562	242	533
Organized market	-	11	2	-	2	-
Equity	-	-	-	-	-	-
OTC	-	-	-	-	-	-
Organized market	-	-	-	-	-	-
Foreign exchange and gold	115	18	955	873	119	714
OTC	115	18	955	873	119	714
Organized market	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
CASH FLOW HEDGES	339	868	1,176	1,435	363	1,247
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	12	242	92	231	301	15
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	37	216	33	90	46	256
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	1	99	15	12	9	-
DERIVATIVES-HEDGE ACCOUNTING	1,729	2,233	2,892	2,680	2,485	2,880
of which: OTC - credit institutions	1,423	1,787	2,534	2,462	1,829	2,527
of which: OTC - other financial corporations	306	426	355	216	651	234
of which: OTC - other	-	8	2	2	2	120

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2019 are:

Cash flows of hedging instruments (Millions of Euros)
	3 months or less	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Receivable cash inflows	447	488	2,076	2,061	5,071
Payable cash outflows	395	411	2,223	2,003	5,032

The above cash flows will have an impact on the Group’s consolidated income statements until 2057.

In 2019, 2018 and 2017, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2019, 2018 and 2017 were not material.

16.   Investments in joint ventures and associates

16.1   Joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)
	2019	2018	2017
Joint ventures
Altura Markets S.V., S.A.	73	69	64
RCI Colombia	37	32	19
Desarrollo Metropolitanos del Sur, S.L.	14	13	12
Other	30	59	160
Subtotal	154	173	256
Associates
Divarian Propiedad, S.A.U.	630	591	-
Metrovacesa, S.A.	443	508	697
ATOM Bank PLC	136	138	66
Solarisbank AG	36	37	-
Cofides	23	22	21
Redsys servicios de procesamiento, S.L.	14	12	10
Servicios Electrónicos Globales S.A. de CV	11	9	6
Other	41	88	533
Subtotal	1,334	1,405	1,332
Total	1,488	1,578	1,588

Details of the joint ventures and associates as of December 31, 2019 are shown in Appendix II.

The following is a summary of the changes in the in December 31, 2019, 2018 and 2017 under this heading in the accompanying consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2019	2018	2017
Balance at the beginning		1,578	1,588	765
Acquisitions and capital increases		161	309	868
Disposals and capital reductions		(149)	(516)	(8)
Transfers and changes of consolidation method		(27)	211	-
Share of profit and loss	39	(42)	(7)	4
Exchange differences		10	2	(29)
Dividends, valuation adjustments and others		(43)	(8)	(12)
Balance at the end		1,488	1,578	1,588

The variation during the year 2017 was mainly explained by the increase of BBVA Group stakes in Testa Residencial, S.A. and Metrovacesa Suelo y Promoción, S.A. through its contribution to the capital increases carried out by both entities by contributing assets from the Bank’s real estate assets (see Note 21).

The variation during the year 2018 was mainly explained by the decrease of BBVA Group stakes in Testa Residencial, S.A., Metrovacesa Suelo y Promoción, S.A. and the contribution of assets and subsequent sale to Cerberus of 80% of the capital stake in Divarian Propiedad, S.A.U., (see Note 3 and Appendix III).

During the year 2019, there was no significant change in the heading “Investment in joint ventures and associates”.

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

As of December 31, 2019, 2018 and 2017 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2019, 2018 and 2017 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3   Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of December 31, 2019, 2018 and 2017, there were no significant impairments recognized.

17.   Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets: Breakdown by type of assets and changes in the year 2019. (Millions of Euros)
					Right to use asset(*)		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties

Cost
Balance at the beginning		5,939	70	6,314	-	-	201	386	12,910
Additions		90	63	335	3,574	101	12	-	4,175
Retirements		(44)	(20)	(302)	(57)	-	(10)	-	(433)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(41)	(51)	(8)	(1)	-	13	-	(88)
Exchange difference and other		57	(6)	12	-	-	-	(49)	14
Balance at the end		6,001	56	6,351	3,516	101	216	337	16,578

Accrued depreciation
Balance at the beginning		1,138	-	4,212	-	-	11	76	5,437
Additions	45	126	-	457	381	11	4	-	979
Retirements		(38)	-	(255)	(3)	-	-	-	(296)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(16)	-	(13)	(1)	-	-	-	(30)
Exchange difference and other		43	-	(57)	(7)	-	-	(2)	(23)
Balance at the end		1,253	-	4,344	370	11	15	74	6,067

Impairment
Balance at the beginning		217	-	-	-	-	27	-	244
Additions	48	14	-	20	60	-	-	-	94
Retirements		(3)	-	-	-	-	-	-	(3)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(16)	-	-	127	14	(4)	-	121
Exchange difference and other		-	-	(20)	4	-	3	-	(13)
Balance at the end		212	-	-	191	14	26	-	443

Net tangible assets		-	-	-	-	-	-	-	-

Balance at the beginning		4,584	70	2,102	-	-	163	310	7,229
Balance at the end		4,536	56	2,007	2,955	76	175	263	10,068

(*)   The right to use is included at the date of implementation of IFRS 16 as of January 1, 2019. The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates whose average term is between 5 and 20 years. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented (see Note 2.3). During 2019, there have been no significant changes in the right to use assets for leases.

Tangible assets. Breakdown by type of assets and changes in the year 2018 (Millions of Euros)
		For own use			Total tangible asset of own use	Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles

Cost
Balance at the beginning		5,490	234	6,628	12,352	228	492	13,072
Additions		445	78	404	927	11	-	938
Retirements		(98)	(17)	(492)	(607)	(149)	(1)	(757)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		64	(177)	(12)	(125)	(5)	-	(130)
Exchange difference and other		38	(48)	(214)	(224)	116	(105)	(213)
Balance at the end		5,939	70	6,314	12,323	201	386	12,910

Accrued depreciation
Balance at the beginning		1,076	-	4,380	5,456	13	77	5,546
Additions	45	120	-	469	589	5	-	594
Retirements		(36)	-	(403)	(439)	(8)	-	(447)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(3)	-	-	(3)	-	-	(3)
Transfers		(31)	-	(22)	(53)	(2)	-	(55)
Exchange difference and other		12	-	(212)	(200)	3	(1)	(198)
Balance at the end		1,138	-	4,212	5,350	11	76	5,437

Impairment
Balance at the beginning		315	-	-	315	20	-	335
Additions	48	30	-	-	30	(25)	-	5
Retirements		-	-	-	-	(27)	-	(27)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(77)	-	-	(77)	(3)	-	(80)
Exchange difference and other		(51)	-	-	(51)	62	-	11
Balance at the end		217	-	-	217	27	-	244

Net tangible assets		-	-	-	-	-	-	-

Balance at the beginning		4,099	234	2,248	6,581	195	415	7,191
Balance at the end		4,584	70	2,102	6,756	163	310	7,229

Tangible assets. Breakdown by type of assets and changes in the year 2017 (Millions of Euros)
		For own use			Total tangible asset of own use	Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles

Cost
Balance at the beginning		6,176	240	7,059	13,473	1,163	958	15,594
Additions		49	128	397	574	1	201	776
Retirements		(42)	(29)	(264)	(335)	(90)	(93)	(518)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(552)	(552)
Transfers		(273)	(57)	(186)	(516)	(698)	-	(1,214)
Exchange difference and other		(420)	(48)	(378)	(844)	(148)	(22)	(1,014)
Balance at the end		5,490	234	6,628	12,352	228	492	13,072

Accrued depreciation
Balance at the beginning		1,116	-	4,461	5,577	63	216	5,856
Additions	45	127	-	553	680	13	-	693
Retirements		(26)	-	(235)	(261)	(7)	(21)	(289)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(134)	(134)
Transfers		(53)	-	(146)	(199)	(31)	-	(230)
Exchange difference and other		(88)	-	(253)	(341)	(25)	16	(350)
Balance at the end		1,076	-	4,380	5,456	13	77	5,546

Impairment
Balance at the beginning		379	-	-	379	409	10	798
Additions	48	5	-	-	5	37	-	42
Retirements		(2)	-	-	(2)	(10)	-	(12)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(10)	(10)
Transfers		(58)	-	-	(58)	(276)	-	(334)
Exchange difference and other		(9)	-	-	(9)	(140)	-	(149)
Balance at the end		315	-	-	315	20	-	335
		-	-	-	-	-	-	-
Net tangible assets		-	-	-	-	-	-	-

Balance at the beginning		4,681	240	2,598	7,519	691	732	8,941
Balance at the end		4,099	234	2,248	6,581	195	415	7,191

As of December 31, 2019, 2018 and 2017, the cost of fully amortized tangible assets that remained in use were €2,658 €2,624 and €2,660 million respectively while its recoverable residual value was not significant.

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2019, 2018 and 2017:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2019	2018	2017
BBVA and Spanish subsidiaries	4,865	2,705	2,574
Foreign subsidiaries	5,203	4,524	4,617
Total	10,068	7,229	7,191

18.   Intangible assets

18.1   Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	The United States	Turkey	Mexico	Colombia	Chile	Other	Total

Balance as of December 31, 2016	5,503	624	523	191	68	28	6,937
Additions	-	-	24	-	-	-	24
Exchange difference	(666)	(115)	(44)	(22)	(3)	(1)	(851)
Impairment	-	-	-	-	-	(4)	(4)
Other	-	-	(10)	-	(33)	-	(43)
Balance as of December 31, 2017	4,837	509	493	168	32	23	6,062
Additions	-	-	-	-	-	-	-
Exchange difference	229	(127)	26	(7)	(3)	-	118
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2018	5,066	382	519	161	29	23	6,180
Additions	-	-	-	-	-	-	-
Exchange difference	98	(36)	31	3	(2)	(1)	93
Impairment	(1,318)	-	-	-	-	-	(1,318)
Other	-	-	-	-	-	-	-
Balance as of December 31, 2019	3,846	346	550	164	27	22	4,955

Goodwill in business combinations

There were no significant business combinations during 2019, 2018 and 2017.

Impairment Test

As mentioned in Note 2.2.8, the CGUs to which goodwill has been allocated, are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

The BBVA Group performs estimations on the recoverable amount of certain CGU´s by calculating the value in use through the discounted value of future cash flows method.

The main hypotheses used for the value in use calculation are the following:

•           The forecast cash flows, including net interest margin, estimated by the Group's management, and based on the latest available budgets for the next 3 to 5 years, considering the macroeconomic variables of each CGU, regarding the existing balance structure as well as macroeconomic variables such as the evolution of interest rates and the CPI of the geography where the CGU is located, among others.

•           The constant sustainable growth rate for extrapolating cash flows, starting in the third or fifth year, beyond the period covered by the budgets or forecasts.

•           The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group's management to determine the values of the assumptions is based both on its projections and past experience. These values are verified and use external sources of information, wherever possible. Additionally, the valuations of the goodwill of the CGUs of The United States and Turkey have been reviewed by independent experts (not the Group's external auditors). However, certain changes to the valuation assumptions used could cause differences in the impairment test result.

As a result of the goodwill impairment tests performed by the Group as of December 31, 2019, the Group estimated impairment losses in the United States CGU, which have been recognized under “Impairment or reversal of impairment on non-financial assets - Intangible assets” in the accompanying consolidated income statement as of December 31, 2019, assigned to the Group Corporate Center. This impairment had a net negative impact on the “Profit for the year – attributable to owners of the parent” of €1,318 million, which is mainly as a result of the negative evolution of interest rates, especially in the second half of the year, which accompanied by the slowdown of the economy causes the expected evolution of results below the previous estimation. This recognition does not affect the Tangible Net Equity or the solvency ratio of the BBVA Group.

As of December 31, 2018 and 2017, no impairment has been identified in any of the main CGUs.

Goodwill - The United States CGU

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant assumptions used in the impairment test of this mentioned CGU are:

Impairment test assumptions CGU goodwill in the United States
	2019	2018	2017
Discount rate	10.0%	10.5%	10.0%
Sustainable growth rate	3.5%	4.0%	4.0%

In accordance with paragraph 33.c of IAS 36, as of December 31, 2019, the Group used a steady growth rate of 3.5% based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States. This 3.5% rate is lower than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF.

The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions as of December 31, 2019:

Sensitivity analysis for main assumptions - The United States (Millions of Euros)
	Increase of 50 basis points (*)	Decrease of 50 basis points (*)
Discount rate	(871)	1,017
Sustainable growth rate	340	(292)

(*)   Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Below is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions as of December 31, 2018 and 2017:

Sensitivity analysis for main assumptions - The United States (Millions of Euros)
	Increase of 50 basis points 2018 (*)	Decrease of 50 basis points 2018 (*)	Increase of 50 basis point 2017 (*)	Decrease of 50 basis point 2017 (*)
Discount rate	(1,009)	1,176	(1,159)	1,371
Sustainable growth rate	526	(451)	661	(559)

(*)   Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill - Turkey CGU

The main significant assumptions used in the impairment test of the CGU of Turkey are:

Impairment test assumptions CGU goodwill in Turkey
	2019	2018	2017
Discount rate	17.4%	24.3%	18.0%
Sustainable growth rate	7.0%	7.0%	7.0%

Given the potential growth of the sector in Turkey, in accordance with paragraph 33.c of IAS 36, as of December 31, 2019, 2018 and 2017 the Group used a steady growth rate of 7.0% based on the real GDP growth rate of Turkey and expected inflation.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions as of December 31, 2019:

Sensitivity analysis for main assumptions - Turkey (Millions of euros)
	Impact of an increase of 50 basis points	Impact of a decrease of 50 basis points
Discount rate	(192)	212
Sustainable growth rate	31	(28)

Below is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions as of December 31, 2018 and 2017:

Sensitivity analysis for main assumptions - Turkey (Millions of euros)
	Increase of 50 basis points 2018 (*)	Decrease of 50 basis points 2018 (*)	Increase of 50 basis point 2017 (*)	Decrease of 50 basis point 2017 (*)
Discount rate	(149)	158	(298)	327
Sustainable growth rate	40	(37)	214	(196)

(*)   Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill -  Other CGUs

The sensitivity analysis on the main hypotheses carried out for the rest of the CGUs of the Group indicate that their value in use would continue to exceed their book value.

18.2   Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2019	2018	2017
Computer software acquisition expense	1,598	1,605	1,682
Other intangible assets with an infinite useful life	11	11	12
Other intangible assets with a definite useful life	401	518	708
Total	2,010	2,134	2,402

The changes of this heading in December 31, 2019, 2018 and 2017, are as follows:

Other intangible assets (Millions of Euros)
	Notes	2019	2018	2017
Balance at the beginning		2,134	2,402	2,849
Additions		533	552	564
Amortization in the year	45	(620)	(614)	(694)
Exchange differences and other		(25)	(123)	(305)
Impairment	48	(12)	(83)	(12)
Balance at the end		2,010	2,134	2,402

As of December 31, 2019, 2018 and 2017, the cost of fully amortized intangible assets that remained in use were €2,702 million, €2,412 million, and €1,969 million respectively, while their recoverable value was not significant.

19   Tax assets and liabilities

19.1   Consolidated tax group

Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2   Years open for review by the tax authorities

The years open to review in the BBVA consolidated tax group in Spain as of December 31, 2019 are 2014 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2017 as a consequence of the tax authorities examination reviews, inspections were initiated through the year 2013 inclusive, and all such years closed with acceptance during the year 2017. These inspections did not result in any material amount to record in the Consolidated Annual accounts as their impact was previously provisioned for.

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

19.3   Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
	2019		2018		2017
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	6,398		8,446		6,931
From continuing operations	6,398		8,446		6,931
From discontinued operations	-		-		-
Taxation at Spanish corporation tax rate 30%	1,920		2,534		2,079
Lower effective tax rate from foreign entities (*)	(381)		(234)		(307)
Mexico	(112)	27%	(78)	28%	(100)	27%
Chile	(2)	27%	(18)	21%	(29)	21%
Colombia	6	32%	10	33%	(3)	29%
Peru	(12)	28%	(12)	28%	(16)	27%
Turkey	(86)	23%	(132)	20%	(182)	21%
Others (***)	(175)		(4)		23
Revenues with lower tax rate (dividends/capital gains)	(49)		(57)		(53)
Equity accounted earnings	18		3		(2)
Other effects (**)	545		(27)		457
Income tax	2,053		2,219		2,174
Of which: Continuing operations	2,053		2,219		2,174
Of which: Discontinued operations	-		-		-

(*)    Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

(**)   The amount of 2019 is generated as a result of the impact of the impairment of goodwill in The United States' CGU (see Note 18.1).

(***)  Includes mainly the United States.

The effective income tax rate for the Group in the years ended December 31, 2019, 2018 and 2017 is as follows:

Effective tax rate (Millions of Euros)
	2019	2018	2017
Income from:
Consolidated tax group in Spain	(718)	1,482	(678)
Other Spanish entities	7	33	29
Foreign entities	7,109	6,931	7,580
Gains (losses) before taxes from continuing operations	6,398	8,446	6,931
Tax expense or income related to profit or loss from continuing operations	2,053	2,219	2,174
Effective tax rate	32.1%	26.3%	31.4%

In the year 2019, in the main countries in which the Group has presence, there has been no changes in the nominal tax rate on corporate income tax except for Colombia, where the applicable tax rate is 33% compared to the 37% of the previous year. In the year 2018, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous years, in the main countries in which the Group has a presence, have been in the United States (federal tax from 35% to 21%), Turkey (from 20% to 22%), Argentina (from 35% to 30%), Chile (from 25.5% to 27%) and Colombia (from 40% to 37%).

19.4   Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of Euros)
	2019	2018	2017
Charges to total equity
Debt securities and others	(130)	(87)	(355)
Equity instruments	(40)	(56)	(74)
Subtotal	(170)	(143)	(429)
Total	(170)	(143)	(429)

19.5   Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	2019	2018	2017
Tax assets
Current tax assets	1,765	2,784	2,163
Deferred tax assets	15,318	15,316	14,725
Pensions	456	405	395
Financial Instruments	1,386	1,401	1,453
Other assets (investments in subsidiaries)	204	302	357
Loss allowances	1,636	1,375	1,005
Other	841	990	870
Secured tax assets (*)	9,363	9,363	9,433
Tax losses	1,432	1,480	1,212
Total	17,083	18,100	16,888
Tax liabilities
Current tax liabilities	880	1,230	1,114
Deferred tax liabilities	1,928	2,046	2,184
Financial Instruments	1,014	1,136	1,427
Other	914	910	757
Total	2,808	3,276	3,298

(*)   Law guaranteeing the deferred tax assets has been approved in Spain in 2013. In 2017 guaranteed deferred tax assets also existed in Portugal but in year 2018 they lost the guarantee due to the merge between BBVA Portugal S.A. and BBVA, S.A.

The most significant variations of the deferred assets and liabilities in the years 2019, 2018 and 2017 derived from the followings causes:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
	2019		2018		2017
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	15,316	2,046	14,725	2,184	16,391	3,392
Pensions	51	-	10	-	(795)	-
Financials instruments	(15)	(122)	(52)	(291)	82	(367)
Other assets	(98)	-	(55)	-	(305)	-
Loss allowances	261	-	370	-	(385)	-
Others	(149)	4	120	153	(366)	(841)
Guaranteed tax assets	-	-	(70)	-	2	-
Tax losses	(48)	-	268	-	101	-
Balance at the end	15,318	1,928	15,316	2,046	14,725	2,184

With respect to the changes in assets and liabilities due to deferred tax in 2019 contained in the above table, the following should be pointed out:

•           Secured tax assets maintain the same balance as in the previous year.

•           The decrease in tax losses occurs as a result of the review of the balance of booked deferred taxes carried out on every accounting closing.

•           The evolution of the deferred tax assets and liabilities (without taking into consideration the secured deferred tax asset and the tax losses) in net terms is a decrease of €168 million mainly due to the variations in the valuation of portfolio securities and to the operation of the corporate income tax in which differences between accounting and taxation produce movements in the deferred taxes.

On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.

As of December 31, 2019, 2018 and 2017, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets, amounted to 473 million euros, 443 million euros and 376 million euros, respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of Euros)
	2019	2018	2017 (*)
Pensions	1,924	1,924	1,947
Loss allowances	7,439	7,439	7,486
Total	9,363	9,363	9,433

(*)   In 2017 guaranteed deferred tax assets also existed in Portugal but in 2018 they lost the guarantee.

As of December 31, 2019, non-guaranteed net deferred tax assets of the above table amounted to €4,027 million (€3,907 and €3,108 million as of December 31, 2018 and 2017 respectively), which broken down by major geographies is as follows:

•           Spain: Net deferred tax assets recognized in Spain totaled €2,447 million as of December 31, 2019 (€2,653 and €2,052 million as of December 31, 2018 and 2017, respectively). €1,420 million of the figure recorded in the year ended December 31, 2019 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,027 million relate to temporary differences.

•           Mexico: Net deferred tax assets recognized in Mexico amounted to €1,083 million as of December 31, 2019 (€826 and €615 million as of December 31, 2018 and 2017, respectively). Practically all of deferred tax assets as of December 31, 2019 relate to temporary differences. The remainders are tax credits carry forwards.

•           South America: Net deferred tax assets recognized in South America amounted to €84 million as of December 31, 2019 (€0.4 and €26 million as of December 31, 2018 and 2017, respectively). Practically all the deferred tax assets are related to temporary differences.

•           The United States: Net deferred tax assets recognized in the United States amounted to 122 million as of December 31, 2019 (€164 and €180 as of December 31, 2018 and 2017, respectively). All the deferred tax assets relate to temporary differences.

•           Turkey: Net deferred tax assets recognized in Turkey amounted to €278 million as of December 31, 2019 (€250 and €224 million as of December 31, 2018 and 2017 respectively). As of December 31, 2019, all the deferred tax assets correspond to €10 million of tax credits related to tax losses carry forwards and deductions and €268 million relate to temporary differences.

Based on the information available as of December 31, 2019, including historical levels of benefits and projected results available to the Group for the coming 15 years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain deductible temporary differences, negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately € 2,207 million euros, which are mainly originated by Catalunya Banc.

20.   Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities: (Millions of Euros)
	2019	2018	2017
Assets
Inventories	581	635	229
Of which: Real estate	579	633	226
Transactions in progress	138	249	156
Accruals	804	702	768
Prepaid expense	573	465	509
Other prepayments and accrued income	231	237	259
Other items	2,277	3,886	3,207
Total other assets	3,800	5,472	4,359
Liabilities
Transactions in progress	39	39	165
Accruals	2,456	2,558	2,490
Accrued expense	2,064	2,119	1,997
Other accrued expense and deferred income	392	439	493
Other items	1,247	1,704	1,894
Total other liabilities	3,742	4,301	4,550

21.   Non-current assets and disposal groups classified as held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	2019	2018	2017
Foreclosures and recoveries (*)	1,647	2,211	6,207
Foreclosures	1,553	2,135	6,047
Recoveries from financial leases	94	76	160
Assets from tangible assets	310	433	447
Business sale - Assets (**)	1,716	29	18,623
Accrued amortization (***)	(51)	(44)	(77)
Impairment losses	(543)	(628)	(1,348)
Total non-current assets and disposal groups classified as held for sale	3,079	2,001	23,853

(*)    Corresponds mainly to the agreement with Cerberus to transfer the "Real Estate" business in Spain in 2018 (see Note 3).

(**)   The 2019 balance corresponds mainly to the BBVA´s stake in BBVA Paraguay and 2017 balance corresponds mainly to the BBVA´s stake in BBVA Chile sold in 2018 (see Note 3).

(***)  Amortization accumulated until related asset reclassified as “non-current assets and disposal groups classified as held for sale”.

The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2019, 2018 and 2017 are as follows:

Non-current assets and disposal groups classified as held for sale. Changes in the year 2019 (Millions of Euros)
		Foreclosed assets		From own use assets (*)	Other assets (**)	Total
	Notes	Foreclosed assets through auction proceeding	Recovered assets from financial leases
Cost (1)
Balance at the beginning		2,135	76	389	29	2,629
Additions		597	68	10	1,676	2,351
Contributions from merger transactions		2	-	-	-	2
Retirements (sales and other decreases)		(967)	(56)	(206)	-	(1,229)
Transfers, other movements and exchange differences		(214)	7	65	11	(131)
Balance at the end		1,553	95	258	1,716	3,622

Impairment (2)
Balance at the beginning		482	22	124	-	628
Additions	50	66	6	5	-	77
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(160)	(4)	(22)	-	(186)
Other movements and exchange differences		(5)	4	25	-	24
Balance at the end		383	28	132	-	543
Balance at the end of net carrying value (1)-(2)		1,170	67	126	1,716	3,079

(*)    Net of amortization accumulated until assets were reclassified as non-current assets classified as held for sale.

(**)   The variation corresponds mainly to the agreement of the sale of BBVA Paraguay (see Note 3).

Non-current assets and disposal groups classified as held for sale. Changes in the year 2018 (Millions of Euros)
		Foreclosed assets		From own use assets (*)	Other assets (**)	Total
	Notes	Foreclosed assets through auction proceeding	Recovered assets from financial leases
Cost (1)
Balance at the beginning		6,047	160	371	18,623	25,201
Additions		637	55	4	-	696
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(4,354)	(135)	(227)	(18,594)	(23,310)
Transfers, other movements and exchange differences		(195)	(4)	241	-	42
Balance at the end		2,135	76	389	29	2,629

Impairment (2)
Balance at the beginning		1,102	52	194	-	1,348
Additions	50	195	11	2	-	208
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(793)	(37)	(101)	-	(931)
Other movements and exchange differences		(22)	(4)	29	-	3
Balance at the end		482	22	124	-	628
Balance at the end of net carrying value (1)-(2)		1,653	54	265	29	2,001

(*)   Net of amortization accumulated until assets were reclassified as non-current assets classified as held for sale.

(**)  The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

Non-current assets and disposal groups classified as held for sale. Changes in the year 2017 (Millions of Euros)
		Foreclosed assets		From own use assets (*)	Other assets (**)	Total
	Notes	Foreclosed assets through auction proceeding	Recovered assets from financial leases
Cost (1)
Balance at the beginning		4,057	168	1,065	40	5,330
Additions		791	45	1	-	837
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(1,037)	(49)	(131)	-	(1,217)
Transfers, other movements and exchange differences		2,236	(4)	(564)	18,583	20,251
Balance at the end		6,047	160	371	18,623	25,201

Impairment (2)
Balance at the beginning		1,237	47	443	-	1,727
Additions	50	143	14	1	-	158
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(272)	(7)	(42)	-	(321)
Other movements and exchange differences		(6)	(2)	(208)	-	(216)
Balance at the end		1,102	52	194	-	1,348
Balance at the end of net carrying value (1)-(2)		4,945	108	177	18,623	23,853

(*)   Net of amortization accumulated until assets were reclassified as non-current assets classified as held for sale.

(**)  The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its book value. As of December 31, 2019, practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

Assets from foreclosures or recoveries

As of December 31, 2019, 2018 and 2017, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €871, €1,072 and €1,924 million in assets for residential use; €259, €182 and €491 million in assets for tertiary use (industrial, commercial or office) and €28 €19 and €29 million in assets for agricultural use, respectively.

In December 31, 2019, 2018 and 2017, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2019, 2018 and 2017, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €79, €82 and €207 million, respectively; with an average financing of 27.5% of the sales price during 2019.

As of December 31, 2019, 2018 and 2017, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €1 million in each financial year.

22.   Financial liabilities at amortized cost

22.1   Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2019	2018	2017
Deposits	438,919	435,229	467,949
Deposits from central banks	25,950	27,281	37,054
Demand deposits	23	20	2,588
Time deposits	25,101	26,885	28,311
Repurchase agreements	826	375	6,155
Deposits from credit institutions	28,751	31,978	54,516
Demand deposits	7,161	8,370	3,731
Time deposits	18,896	19,015	25,941
Repurchase agreements	2,693	4,593	24,843
Customer deposits	384,219	375,970	376,379
Demand deposits	280,391	260,573	240,583
Time deposits	103,293	114,188	126,716
Repurchase agreements	535	1,209	9,079
Debt certificates	63,963	61,112	63,915
Other financial liabilities	13,758	12,844	11,850
Total	516,641	509,185	543,713

22.2   Deposits from credit institutions

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from credit institutions. December 2019 (Millions of Euros)
	Demand deposits	Time deposits & other (*)	Repurchase agreements	Total
Spain	2,104	1,113	1	3,218
The United States	2,082	4,295	-	6,377
Mexico	432	1,033	168	1,634
Turkey	302	617	4	924
South America	394	2,285	161	2,840
Rest of Europe	1,652	5,180	2,358	9,190
Rest of the world	194	4,374	-	4,568
Total	7,161	18,896	2,693	28,751

(*)    Subordinated deposits are included amounting €195 million.

Deposits from credit institutions. December 2018 (Millions of Euros)
	Demand deposits	Time deposits & other (*)	Repurchase agreements	Total
Spain	1,981	2,527	55	4,563
The United States	1,701	2,677	-	4,379
Mexico	280	286	-	566
Turkey	651	669	4	1,323
South America	442	1,892	-	2,335
Rest of Europe	3,108	6,903	4,534	14,545
Rest of the world	207	4,061	-	4,268
Total	8,370	19,015	4,593	31,978

(*)    Subordinated deposits are included amounting €191 million.

Deposits from credit institutions. December 2017 (Millions of Euros)
	Demand deposits	Time deposits & other (*)	Repurchase agreements	Total
Spain	762	3,879	878	5,518
The United States	1,563	2,398	-	3,961
Mexico	282	330	1,817	2,429
Turkey	73	836	44	953
South America	448	2,538	13	2,999
Rest of Europe	526	12,592	21,732	34,849
Rest of the world	77	3,369	360	3,806
Total	3,731	25,941	24,843	54,516

(*)    Subordinated deposits are included amounting €233 million.

22.3   Customer deposits

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer deposits. December 2019 (Millions of Euros)
	Demand deposits	Time deposits & other (*)	Repurchase agreements	Total
Spain	146,651	24,958	2	171,611
The United States	46,372	19,810	-	66,181
Mexico	43,326	12,714	523	56,564
Turkey	13,775	22,257	10	36,042
South America	22,748	13,913	-	36,661
Rest of Europe	6,610	8,749	-	15,360
Rest of the world	909	892	-	1,801
Total	280,391	103,293	535	384,219

(*)    Subordinated deposits are included amounting to €189 million.

Customer deposits. December 2018 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	138,236	28,165	3	166,403
The United States	41,222	21,317	-	62,539
Mexico	38,383	11,837	770	50,991
Turkey	10,856	22,564	7	33,427
South America	23,811	14,159	-	37,970
Rest of Europe	7,233	14,415	429	22,077
Rest of the world	831	1,731	-	2,563
Total	260,573	114,188	1,209	375,970

(*)    Subordinated deposits are included amounting to €220 million.

Customer deposits. December 2017 (Millions of Euros)
	Demand deposits	Time deposits & other (*)	Repurchase agreements	Total
Spain	123,382	39,513	2,664	165,559
The United States	36,728	21,436	-	58,164
Mexico	36,492	11,622	4,272	52,387
Turkey	12,427	24,237	152	36,815
South America	23,710	15,053	2	38,764
Rest of Europe	6,816	13,372	1,989	22,177
Rest of the world	1,028	1,484	-	2,511
Total	240,583	126,716	9,079	376,379

(*)    Subordinated deposits are included amounting to €194 million.

22.4   Debt certificates

The breakdown of the balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	2019	2018	2017
In Euros	40,185	37,436	38,735
Promissory bills and notes	737	267	1,309
Non-convertible bonds and debentures	12,248	9,638	9,418
Covered bonds (*)	15,542	15,809	16,425
Hybrid financial instruments	518	814	807
Securitization bonds	1,354	1,630	2,295
Wholesale funding	1,817	142	-
Subordinated liabilities	7,968	9,136	8,481
Convertible perpetual certificates	5,000	5,490	4,500
Convertible subordinated debt	-	-	-
Non-convertible preferred stock	83	107	107
Other non-convertible subordinated liabilities	2,885	3,540	3,875
In foreign currencies	23,778	23,676	25,180
Promissory bills and notes	1,210	3,237	3,157
Non-convertible bonds and debentures	10,587	9,335	11,109
Covered bonds (*)	362	569	650
Hybrid financial instruments	1,156	1,455	1,809
Securitization bonds	17	38	47
Wholesale funding	780	544	-
Subordinated liabilities	9,666	8,499	8,407
Convertible perpetual certificates	1,782	873	2,085
Convertible subordinated debt	-	-	-
Non-convertible preferred stock	76	74	55
Other non-convertible subordinated liabilities	7,808	7,552	6,268
Total	63,963	61,112	63,915

(*) Including mortgage-covered bonds.

As of December 31, 2019, 71% of “Debt certificates” have fixed-interest rates and 29% have variable interest rates.

Most of the foreign currency issues are denominated in U.S. dollars.

22.4.1   Subordinated liabilities

The breakdown of this heading, is as follows:

Memorandum item: Subordinated liabilities at amortized cost
	2019	2018	2017
Subordinated deposits	384	411	427
Subordinated certificates	17,635	17,635	16,889
Preferred stock	159	181	161
Compound convertible financial instruments	6,782	6,363	6,585
Other non-convertible subordinated liabilities (*)	10,693	11,092	10,143
Total	18,018	18,047	17,316

(*) The €40 million subordinated issuances of BBVA Paraguay as of December 2019 are recorded in the heading "Liabilities included in disposal groups classified as held for sale".

The issuances of BBVA International Preferred, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. The balance variances are mainly due to the following transactions:

Convertible perpetual liabilities

The AGM held on March 17, 2017, resolved, under agenda item five, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders’ pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to enable the nominal amount of the capital increases resolved or effectively carried out to cover the conversion of mandatory convertible issuances made under this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.

Under that delegation, BBVA made the following issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013:

•           In May and November 2017, BBVA carried out both issuances of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million and $1,000 million, respectively. These issuances are listed in the Global Exchange Market of Euronext Dublin and were targeted only at qualified investors and foreign private banking clients, not being offered to, and not being subscribed for, in Spain or by Spanish residents.

•           In September 2018 and March 2019, BBVA carried out both issuances of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1,000 million each. These issuances are listed in the AIAF Fixed Income Securities Market and were targeted only at professional clients and eligible counterparties, and not being offered or sold to any retail clients.

•           On September 5, 2019, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1,000 million. This issuance is listed in the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents.

Additionally, other issuances:

•           The additional issuances of perpetual contingent convertible securities (additional tier 1 instruments) with exclusion of pre-emptive subscription rights of shareholders were carried out, by virtue of other delegations conferred by the AGM, in February 2015 for an amount of €1.5 billion and in April 2016 for an amount of €1 billion. These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. These issuances are listed in the Global Exchange Market of Euronext Dublin and qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013.

These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.

These issues may be fully redeemed at BBVA´s option only in the cases contemplated in their respective terms and conditions, and in any case, in accordance with the provisions of the applicable legislation. In particular:

•           On May 9, 2018, the Bank early redeemed the issuance of preferred securities contingently convertible (additional tier 1 instrument) carried out by the Bank on May 9, 2013, for an amount of USD1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained.

•           On February 19, 2019 the Bank early redeemed the issuance of preferred securities contingently convertible (additional tier 1 instrument), carried out by the Bank on February 19, 2014, for a total amount of €1.5 billion and once the prior consent from the Regulator has been obtained.

•           Additionally, on December 23, 2019, the Bank has notified its irrevocable decision to early redeem next February 18, 2020 the issuance of preferred securities contingently convertible (additional tier 1 instrument), carried out by the Bank on February 18, 2015, for a total amount of €1.5 billion and once the prior consent from the Regulator has been obtained.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred securities by issuer (Millions of Euros)
	2019	2018	2017
BBVA International Preferred, S.A.U. (1)	37	35	36
Unnim Group (2)	83	98	98
BBVA USA	19	19	19
BBVA Colombia	20	19	1
Other	-	9	9
Total	159	181	163

(1) Listed on the London stock exchange.

(2) Unnim Group: Issuances prior to the acquisition by BBVA.

These issuances were fully subscribed at the moment of the issue by qualified/institutional investors outside the Group and are redeemable, totally or partially, at the issuer’s option after five years from the issue date, depending on the terms of each issuance and with the prior consent from the Bank of Spain or the relevant authority.

Redemption of preferred securities

BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series B preferred securities on March 20, 2017, for an outstanding amount of €164,350,000; on March 22, 2017, the early redemption in full of its Series A preferred securities for an outstanding amount of €85,550,000; and on April 18, 2017 the early redemption in full of its Series C preferred securities for an outstanding amount of USD 600,000,000, once the prior consent was obtained.

22.5   Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2019	2018	2017
Lease liabilities (*)	3,335
Creditors for other financial liabilities	2,623	2,891	2,835
Collection accounts	3,306	4,305	3,452
Creditors for other payment obligations	4,494	5,648	5,563
Total	13,758	12,844	11,850

(*) Lease liabilities are recognized after the implementation of IFRS 16 (see Note 2.1).

A breakdown of the maturity of the lease liabilities, due after December 31, 2019 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	269	500	535	2,031	3,335

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

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2019, 2018 and 2017, the balance under this heading amounted to €341, €366 million and €421 million respectively.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

Technical reserves (Millions of Euros)
	2019	2018	2017
Mathematical reserves	9,247	8,504	7,961
Individual life insurance (1)	6,731	6,201	5,359
Savings	5,906	5,180	4,392
Risk	825	1,021	967
Group insurance (2)	2,517	2,303	2,601
Savings	2,334	2,210	2,455
Risk	182	93	147
Provision for unpaid claims reported	641	662	631
Provisions for unexpired risks and other provisions	718	668	631
Total	10,606	9,834	9,223

(1)   Provides coverage in the event of death or disability.

(2)  The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The cash flows of those “Liabilities under insurance and reinsurance contracts” are shown below:

Maturity (Millions of euros). Liabilities under insurance and reinsurance contracts
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2019	1,571	1,197	1,806	6,032	10,606
2018	1,686	1,041	1,822	5,285	9,834
2017	1,560	1,119	1,502	5,042	9,223

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 85% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are compliant with IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To support this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions as of December 31, 2019, used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical reserves
	Mortality table		Average technical interest type
	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2, GKMF 80/95. PASEM, PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25% -2.91%	2.50%
Group insurance(2)	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%

(1)   Provides coverage in the case of one or more of the following events: death and disability.

(2)  Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees.

24.   Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2019	2018	2017
Provisions for pensions and similar obligations	25	4,631	4,787	5,407
Other long term employee benefits	25	61	62	67
Provisions for taxes and other legal contingencies		677	686	756
Provisions for contingent risks and commitments		711	636	578
Other provisions (*)		457	601	669
Total		6,538	6,772	7,477

(*) Individually insignificant provisions or contingencies, for various concepts in different geographies.

The change in provisions for pensions and similar obligations for the years ended December 31, 2019, 2018, and 2017 is as follows:

Provisions for pensions and similar obligations. Changes over the year (Millions of Euros)
	Notes	2019	2018	2017
Balance at the beginning		4,787	5,407	6,025
Add
Charges to income for the year		330	126	391
Interest expense and similar charges		65	78	71
Personnel expense	44.1	50	58	62
Provision expense		215	(10)	258
Charges to equity (1)	25	329	41	140
Transfers and other changes		(32)	95	(264)
Less
Benefit payments	25	(718)	(779)	(861)
Employer contributions	25	(65)	(103)	(25)
Balance at the end		4,631	4,787	5,407

(1)   Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (see Note 2.2.12).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2019	2018	2017
Balance at beginning	1,286	1,425	2,028
Additions	396	455	868
Acquisition of subsidiaries	-	-	-
Unused amounts reversed during the year	(96)	(184)	(164)
Amount used and other variations	(453)	(410)	(1,306)
Balance at the end	1,134	1,286	1,425

Ongoing legal proceedings and litigation

The financial sector faces an environment of increasing regulatory and litigious pressure. In this environment, the different Group’s entities are often parties to individual or collective legal proceedings arising from the ordinary activity of their businesses. In accordance with the procedural status of these proceedings and according to the criteria of the attorneys who manage them, BBVA considers that none of them is material, individually or in aggregate, and that no significant impact derives from them neither in the results of operations nor on liquidity, nor in the financial position at a consolidated level of the Group, as at the level of the standalone Bank. The Group Management considers that the provisions made in connection with these legal proceedings are adequate.

As mentioned in Note 7.5 Legal risk factors, the Group is subject or may be subject in the future to a series of legal and regulatory investigations, procedures and actions which, in case of a negative result, could have an adverse impact on the business, the financial situation and the results of the Group.

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

The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2019, 2018 and 2017 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	2019	2018	2017
Pension commitments	5,050	4,678	4,969
Early retirement commitments	1,486	1,793	2,210
Medical benefits commitments	1,580	1,114	1,204
Other long term employee benefits	61	62	67
Total commitments	8,177	7,647	8,451
Pension plan assets	1,961	1,694	1,892
Medical benefit plan assets	1,532	1,146	1,114
Total plan assets (1)	3,493	2,840	3,006

Total net liability / asset	4,684	4,807	5,445
Of which: Net asset on the consolidated balance sheet (2)	(8)	(41)	(27)
Of which: +Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	4,631	4,787	5,407
Of which: Net liability on the consolidated balance sheet for other long term employee benefits (4)	61	62	67

(1)   In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €252 million as of December 31, 2019 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(2)   Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(3)   Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (see Note 24).

(4)   Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet (see Note 24).

The amounts relating to benefit commitments charged to consolidated income statement for the years 2019, 2018 and 2017 are as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2019	2018	2017
Interest and similar expense		65	78	71
Interest expense		307	295	294
Interest income		(242)	(217)	(223)
Personnel expense		163	147	149
Defined contribution plan expense	44.1	113	89	87
Defined benefit plan expense	44.1	50	58	62
Provisions (net)	46	214	125	343
Early retirement expense		190	141	227
Past service cost expense		18	(33)	3
Remeasurements (*)		7	(10)	31
Other provision expense		(2)	28	82
Total impact on consolidated income statement: debit (credit)		441	350	563

(*)   Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes. As of December 31, 2019, 2018 and 2017 are as follows:

Equity impact (Millions of Euros)
	2019	2018	2017
Defined benefit plans	254	81	(40)
Post-employment medical benefits	74	(47)	179
Total impact on equity: debit (credit)	329	34	140

25.1   Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2019, 2018 and 2017 is presented below:

Defined benefits (Millions of Euros)
		2019			2018			2017
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	7,585	2,839	4,746	8,384	3,006	5,378	8,851	3,022	5,829
Current service cost	53	-	53	61	-	61	64	-	64
Interest income/expense	304	242	62	292	217	76	290	223	68
Contributions by plan participants	4	4	-	4	3	1	4	4	-
Employer contributions	-	65	(65)	-	103	(103)	-	25	(25)
Past service costs (1)	210	-	210	109	-	109	231	-	231
Remeasurements:	783	454	329	(263)	(286)	21	331	161	171
Return on plan assets (2)	-	454	(454)	-	(286)	286	-	161	(161)
From changes in demographic assumptions	(15)	-	(15)	14	-	14	100	-	100
From changes in financial assumptions	688	-	688	(274)	-	(274)	220	-	220
Other actuarial gain and losses	110	-	110	(3)	-	(3)	12	-	12
Benefit payments	(905)	(187)	(718)	(979)	(200)	(779)	(1,029)	(169)	(861)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	63	69	(6)	(31)	(9)	(22)	(278)	(258)	(19)
Conversions to defined contributions	-	-	-	-	-	-	(82)	-	(82)
Other effects	19	6	13	10	6	4	(1)	(1)	-
Balance at the end	8,116	3,493	4,623	7,585	2,840	4,745	8,384	3,006	5,378
Of which: Spain	4,592	266	4,326	4,807	260	4,547	5,442	320	5,122
Of which: Mexico	2,231	2,124	107	1,615	1,587	28	1,661	1,602	60
Of which: The United States	375	323	52	326	287	39	360	309	51
Of which: Turkey	444	359	86	422	339	83	520	424	96

(1)   Including gains and losses arising from settlements.

(2)   Excluding interest, which is recorded under "Interest income or expense".

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2019 includes €351 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.

Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method. In order to enable the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to assist that all decisions are made taking into consideration all of the associated impacts.

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2019, 2018 and 2017:

Actuarial assumptions (Millions of Euros)
	2019				2018				2017
	Spain	Mexico	The United States	Turkey	Spain	Mexico	The United States	Turkey	Spain	Mexico	The United States	Turkey
Discount rate	0.68%	9.04%	3.24%	12.50%	1.28%	10.45%	4.23%	16.30%	1.24%	9.48%	3.57%	11.60%
Rate of salary increase	-	4.75%	-	9.70%	-	4.75%	-	14.00%	-	4.75%	-	9.90%
Rate of pension increase	-	2.47%	-	8.20%	-	2.51%	-	12.50%	-	2.13%	-	8.40%
Medical cost trend rate	-	7.00%	-	12.40%	-	7.00%	-	16.70%	-	7.00%	-	12.60%
Mortality tables	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001

In Spain, the discount rate shown as of December, 31, 2019, corresponds to the weighted average rate, the actual discount rates used are 0% and 1% depending on the type of commitment.

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) denominated in Euro in the case of Spain, Mexican peso for Mexico and USD for the United States, and government bonds denominated in Turkish Lira for Turkey.

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2019		2018
		Increase	Decrease	Increase	Decrease
Discount rate	50	(367)	405	(298)	332
Rate of salary increase	50	3	(3)	3	(3)
Rate of pension increase	50	27	(26)	19	(18)
Medical cost trend rate	100	338	(266)	229	(181)
Change in obligation from each additional year of longevity	-	137	-	108	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2019, 2018 and 2017, the actuarial liabilities for the outstanding awards amounted to €61, €62 million and €67 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).

25.1.1   Post-employment commitments and similar obligations

These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.

In addition, during the year 2019, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 616 employees (489 and 731 during years 2018 and 2017, respectively). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2019, 2018 and 2017, the value of these commitments amounted to €1,486, €1,793 million and €2,210 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2019 was as follows:

Post-employment commitments 2019 (Millions of Euros)
	Defined benefit obligation
	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	4,807	512	326	422	402
Current service cost	4	4	1	20	3
Interest income or expense	45	53	14	64	11
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	-	-	-	-
Past service costs (1)	190	15	-	3	2
Remeasurements:	298	99	44	(3)	49
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	(13)	(2)
From changes in financial assumptions	239	87	42	(41)	52
Other actuarial gain and losses	59	12	2	51	(1)
Benefit payments	(766)	(50)	(15)	(21)	(14)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	32	6	(44)	1
Conversions to defined contributions	-	-	-	-	-
Other effects	14	-	(1)	-	6
Balance at the end	4,592	664	375	444	460
Of which: Vested benefit obligation relating to current employees	86	-	-	-	-
Of which: Vested benefit obligation relating to retired employees	4506	-	-	-	-

Post-employment commitments 2019 (Millions of Euros)
	Plan assets
	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	260	441	287	339	366
Current service cost	-	-	-	-	-
Interest income or expense	3	44	12	53	8
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	47	3	14	1
Past service costs (1)	-	-	-	-	-
Remeasurements:	67	90	28	(5)	50
Return on plan assets (2)	67	90	28	(5)	50
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gains and losses	-	-	-	-	-
Benefit payments	(64)	(50)	(13)	(10)	(11)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	(7)	-	-	-
Effect on changes in foreign exchange rates	-	27	6	(34)	-
Conversions to defined contributions	-	-	-	-	-
Other effects	-	-	-	-	6
Balance at the end	266	592	323	359	422

(1)   Including gains and losses arising from settlements.

(2)   Excluding interest, which is recorded under "Interest income or expense".

Post-employment commitments 2019 (Millions of euros)
	Net liability (asset)
	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	4,547	71	39	83	36
Current service cost	4	4	1	20	3
Interest income or expense	42	9	2	11	3
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	(47)	(3)	(14)	(1)
Past service costs (1)	190	15	-	3	2
Remeasurements:	231	9	16	2	(1)
Return on plan assets (2)	(67)	(90)	(28)	5	(50)
From changes in demographic assumptions	-	-	-	(13)	(2)
From changes in financial assumptions	239	87	42	(41)	52
Other actuarial gain and losses	59	12	2	51	(1)
Benefit payments	(702)	(1)	(2)	(11)	(3)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	7	-	-	-
Effect on changes in foreign exchange rates	-	5	-	(9)	1
Conversions to defined contributions	-	-	-	-	-
Other effects	14	-	(1)	-	-
Balance at the end	4,326	72	52	86	38

(1)   Including gains and losses arising from settlements.

(2)   Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2018 and 2017 was as follows:

Post-employment commitments (Millions of Euros)
	2018: Net liability (asset)					2017: Net liability (asset)
	Spain	Mexico	The United States	Turkey	Rest of the world	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	5,122	(18)	51	96	36	5,799	(59)	46	99	43
Current service cost	4	5	-	21	4	4	5	3	21	5
Interest income or expense	59	(2)	2	8	2	73	(6)	1	9	2
Contributions by plan participants	-	-	-	-	1	-	-	-	-	-
Employer contributions	-	-	(2)	(13)	(18)	-	(1)	-	(16)	(8)
Past service costs (1)	148	(1)	-	2	2	235	1	-	4	3
Remeasurements:	(28)	88	(11)	3	14	(67)	38	9	12	(1)
Return on plan assets (2)	4	70	17	21	11	(21)	(10)	(11)	(101)	2
From changes in demographic assumptions	-	-	(1)	-	15	-	22	(2)	-	(3)
From changes in financial assumptions	-	(9)	(28)	(45)	(12)	(33)	18	22	81	4
Other actuarial gain and losses	(32)	27	1	29	-	(13)	7	-	32	(4)
Benefit payments	(763)	-	(2)	(11)	(3)	(842)	(1)	(2)	(11)	(3)
Settlement payments	-	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(1)	2	(26)	(1)	-	5	(5)	(21)	(5)
Conversions to defined contributions	-	-	-	-	-	(82)	-	-	-	-
Other effects	5	-	(1)	-	-	2	-	(1)	-	(1)
Balance at the end	4,547	71	39	83	36	5,122	(18)	51	96	36

(1)   Includes gains and losses from settlements.

(2)   Excludes interest which is reflected in the line item “Interest income and expense”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other postemployment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2019 the value of these separate assets was €2,620 million, (€2,543 and €2,689 million as of December 31, 2018 and 2017, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2019, 2018 and 2017, the value of the aforementioned insurance policies (€266, €260 and €320 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to enable that benefits can be met when due, enabling both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In the United States there are two defined benefit plans, closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella Social Security system. Such system provides for the transfer of the various previously established funds.

The financial sector is in this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €286 million as of December 31, 2019 pending future transfer to the Social Security system.

Furthermore, Garanti has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2   Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2019, 2018 and 2017 was as follows:

Medical benefits commitments
	2019			2018			2017
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,114	1,146	(32)	1,204	1,114	91	1,015	1,113	(98)
Current service cost	21	-	21	27	-	27	26	-	26
Interest income or expense	119	123	(4)	116	109	8	101	112	(11)
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	71	(71)	-	-	-
Past service costs (1)	-	-	-	(42)	-	(42)	(11)	-	(11)
Remeasurements:	298	224	74	(210)	(164)	(47)	200	21	179
Return on plan assets (2)	-	224	(224)	-	(164)	164	-	21	(21)
From changes in demographic assumptions	-	-	-	-	-	-	83	-	83
From changes in financial assumptions	311	-	311	(182)	-	(182)	128	-	128
Other actuarial gain and losses	(13)	-	(13)	(28)	-	(28)	(10)	-	(10)
Benefit payments	(39)	(39)	(1)	(34)	(33)	(1)	(35)	(33)	(2)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	7	(7)	-	-	-	-	-	-
Effect on changes in foreign exchange rates	68	71	(2)	62	59	3	(92)	(100)	8
Other effects	(1)	-	(1)	(9)	(9)	-	-	-	-
Balance at the end	1,580	1,532	48	1,114	1,146	(32)	1,204	1,114	91

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

25.1.3   Estimated benefit payments

As of December 31, 2019, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico, the United States and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2020	2021	2022	2023	2024	2025-2029
Commitments in Spain	621	544	449	360	288	903
Commitments in Mexico	106	110	117	125	132	808
Commitments in the United States	17	18	19	19	20	107
Commitments in Turkey	20	22	18	22	25	200
Total	764	694	603	526	465	2,018

25.1.4   Plan assets

The majority of the Group´s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements.

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

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2019, 2018 and 2017:

Plan assets breakdown (Millions of Euros)
	2019	2018	2017
Cash or cash equivalents	56	26	68
Debt securities (government bonds)	2,668	2,080	2,178
Property	-	-	1
Mutual funds	2	2	1
Insurance contracts	142	132	4
Other investments	-	-	10
Total	2,869	2,241	2,261
Of which: Bank account in BBVA	4	3	5
Of which: Debt securities issued by BBVA	-	-	3
Of which: Property occupied by BBVA	-	-	-

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of December 31, 2019, 2018 and 2017:

Investments in listed markets
	2019	2018	2017
Cash or cash equivalents	56	26	68
Debt securities (Government bonds)	2,668	2,080	2,178
Mutual funds	2	2	1
Total	2,727	2,109	2,247
Of which: Bank account in BBVA	4	3	5
Of which: Debt securities issued by BBVA	-	-	3
Of which: Property occupied by BBVA	-	-	-

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2019, almost all of the assets related to employee commitments corresponded to fixed income securities.

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

26.   Common stock

As of December 31, 2019, 2018 and 2017, BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange.

Additionally, as of December 31, 2019, the shares of Banco BBVA Peru, S.A.; Banco Provincial, S.A.; Banco BBVA Colombia, S.A.; Banco BBVA Argentina, S.A. and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange

As of December 31, 2019, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 11.68%, 2.03%, and 6.64% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 5, 2020, Blackrock, Inc. reported to the SEC that, as of December 31, 2019, it beneficially owned 6.3% of BBVA’s common stock.

On February 3, 2020, Norges Bank reported to the Spanish Securities and Exchange Commission (CNMV) that it had an indirect holding of BBVA S.A. common stock totaling 3.066%, of which 3.051% are voting rights attributed to shares, and 0.015% are voting rights through financial instruments.

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

Resolutions adopted by the Annual General Meeting

Capital increase

BBVA’s AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank’s share capital, on one or several occasions, within the legal term of five years of the approval date of the authorization, up to the maximum amount corresponding to 50% of Bank’s share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to totally or partially exclude shareholders’ pre-emptive subscription rights over any specific issue that may be made under such authority; although the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of the referred authority and those that may be resolved or carried out to cover the conversion of mandatory convertible issues that may also be made with the exclusion of pre-emptive subscription rights in use of the authority to issue convertible securities conferred by the AGM held on March 17, 2017, under agenda item five (without prejudice to the anti-dilution adjustments and this limit not being applicable to contingent convertible issues) shall not exceed the nominal maximum overall amount of 20% of the share capital of BBVA at the time of the authorization.

As of the date of this document, the Bank’s Board of Directors has not exercised the authority conferred by the AGM.

“Dividend Option” Program 2017:

Note 4 introduces the details of the remuneration system “Dividend Option”.

Convertible and/or exchangeable securities:

Note 22.4  introduces the details of the convertible and/or exchangeable securities.

27.   Share premium

As of December 31, 2019, 2018 and 2017, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).

28.   Retained earnings, revaluation reserves and other reserves

28.1   Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of Euros)
	2019	2018	2017
Legal reserve	653	653	644
Restricted reserve	124	133	159
Reserves for regularizations and balance revaluations	-	3	12
Voluntary reserves	8,331	8,010	8,643
Total reserves holding company	9,108	8,799	9,458
Consolidation reserves attributed to the Bank and dependent consolidated companies.	17,169	14,222	14,266
Total	26,277	23,021	23,724

28.2   Legal reserve

Under the amended Spanish Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the common stock.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

28.3   Restricted reserves

As of December 31, 2019, 2018 and 2017, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2019	2018	2017
Restricted reserve for retired capital	88	88	88
Restricted reserve for parent company shares and loans for those shares	34	44	69
Restricted reserve for redenomination of capital in euros	2	2	2
Total	124	133	159

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

28.4   Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the headings “Retained earnings, revaluation reserves” and “other reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of Euros)
	2019	2018	2017
Retained earnings (losses) and revaluation reserves
Holding Company	16,623	14,701	15,759
BBVA Mexico Group	10,645	10,014	9,442
Garanti BBVA Group	1,985	1,415	751
BBVA Colombia Group	1,130	998	926
Corporación General Financiera S.A.	932	1,084	1,202
BBVA Perú Group	848	756	681
BBV América, S.L.	247	217	195
Catalunyacaixa Inmobiliaria, S.A.	225	233	11
BBVA Chile Group	597	552	951
BBVA Paraguay	130	119	108
Bilbao Vizcaya Holding, S.A.	62	49	(73)
Compañía de Cartera e Inversiones, S.A.	47	108	(20)
Gran Jorge Juan, S.A.	27	(33)	(47)
Banco Industrial de Bilbao, S.A.	(13)	-	25
BBVA Luxinvest, S.A.	(48)	(48)	25
Pecri Inversión S.L.	(50)	(74)	(76)
BBVA Suiza, S.A.	(52)	(53)	(57)
BBVA Portugal Group	(59)	(66)	(436)
BBVA Seguros, S.A.	(99)	(127)	(215)
BBVA Venezuela Group	(125)	(124)	(113)
Grupo BBVA USA Bancshares	(317)	(586)	(794)
BBVA Argentina Group	35	103	999
Anida Grupo Inmobiliario, S.L.	(587)	363	515
Unnim Real Estate	(594)	(587)	(576)
Anida Operaciones Singulares, S.L.	(5,375)	(5,317)	(4,881)
Other	188	(618)	(544)
Subtotal	26,402	23,079	23,758
Other reserves or accumulated losses of investments in joint ventures and associates
Metrovacesa, S.A.	(75)	(61)	(53)
ATOM Bank PLC	(56)	(28)	(12)
Other	6	31	30
Subtotal	(125)	(58)	(35)
Total	26,277	23,021	23,724

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.   Treasury shares

In the years ended December 31, 2019, 2018 and 2017 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of euros)
	2019		2018		2017
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	47,257,691	296	13,339,582	96	7,230,787	48
+ Purchases	214,925,699	1,088	279,903,844	1,683	238,065,297	1,674
- Sales and other changes	(249,566,201)	(1,298)	(245,985,735)	(1,505)	(231,956,502)	(1,622)
+/- Derivatives on BBVA shares	-	(23)	-	23	-	(4)
+/- Other changes	-	-	-	-	-	-
Balance at the end	12,617,189	62	47,257,691	296	13,339,582	96
Of which:	-	-	-	-	-	-
Held by BBVA, S.A.	-	-	-	-	-	-
Held by Corporación General Financiera, S.A.	12,617,189	62	47,257,691	296	13,339,582	96
Held by other subsidiaries	-	-	-	-	-	-
Average purchase price in Euros	5.06	-	6.11	-	7.03	-
Average selling price in Euros	5.20	-	6.25	-	6.99	-
Net gain or losses on transactions (Shareholders' funds-Reserves)		13		(24)		1

The percentages of treasury shares held by the Group in the years ended December 31, 2019, 2018 and 2017 are as follows:

Treasury Stock
	2019			2018			2017
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.138%	0.746%	0.213%	0.200%	0.850%	0.709%	0.004%	0.278%	0.200%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2019, 2018 and 2017 is as follows:

Shares of BBVA accepted in pledge
	2019	2018	2017
Number of shares in pledge	43,018,382	61,632,832	64,633,003
Nominal value	0.49	0.49	0.49
% of share capital	0.65%	0.92%	0.97%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2019, 2018 and 2017 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2019	2018	2017
Number of shares owned by third parties	23,807,398	25,306,229	34,597,310
Nominal value	0.49	0.49	0.49
% of share capital	0.36%	0.38%	0.52%

30.   Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (Millions of Euros)
	Notes	2019	2018	2017(*)
Items that will not be reclassified to profit or loss		(1,875)	(1,284)	(1,183)
Actuarial gains (losses) on defined benefit pension plans		(1,498)	(1,245)	(1,183)
Non-current assets and disposal groups classified as held for sale		2	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(403)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		24	116
Items that may be reclassified to profit or loss		(5,359)	(5,932)	(5,755)
Hedge of net investments in foreign operations (effective portion)		(896)	(218)	1
Foreign currency translation		(6,161)	(6,643)	(7,297)
Hedging derivatives. Cash flow hedges (effective portion)		(44)	(6)	(34)
Financial assets available for sale				1,641
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	1,760	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale		(18)	1	(26)
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		1	(9)	(40)
Total		(7,235)	(7,215)	(6,939)

(*) See Note 1.3

The balances recognized under these headings are presented net of tax.

31.   Non-controlling interest

The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-controlling interests: breakdown by subgroups (Millions of Euros)
	2019	2018	2017
Garanti BBVA	4,240	4,058	4,903
BBVA Peru	1,334	1,167	1,059
BBVA Argentina	422	352	420
BBVA Colombia	76	67	65
BBVA Venezuela	71	67	78
Other entities	57	53	454
Total	6,201	5,764	6,979

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interest)” in the accompanying consolidated income statements:

Profit attributable to non-controlling interests (Millions of Euros)
	2019	2018	2017
Garanti BBVA	524	585	883
BBVA Peru	236	227	208
BBVA Argentina	60	(18)	93
BBVA Colombia	11	9	7
BBVA Venezuela	(1)	(5)	(2)
Other entities	4	30	55
Total	833	827	1,243

Dividends distributed to non-controlling interest of the Group during the year 2019 are: BBVA Peru Group €115 million, BBVA Argentina Group €16 million, BBVA Colombia Group €3 million and other Group entities accounted for €8 million.

32.   Capital base and capital management

32.1   Capital base

As of December 31, 2019, 2018 and 2017, equity is calculated in accordance to the applicable regulation of each year on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

With regard to BBVA, after the supervisory review and evaluation process (“SREP”) carried out by the ECB, the Group has received the communication to maintain, from January 1, 2020 on a consolidated basis, a CET1 capital ratio of 9.27% and a total capital ratio of 12.77%.

This total capital requirement at consolidated level includes: i) a Pillar 1 requirement of 8% that should be fulfilled by a minimum of 4.5% of CET1; ii) a Pillar 2 requirement of 1.5% of CET1 that remains at the same level as the one included in the previous SREP decision; iii) a Capital Conservation buffer of 2.5% of CET1; iv) the Other Systemic Important Institution buffer (OSII) of 0.75% of CET1; and v) the Countercyclical Capital buffer 0.02% of CET1.

The ECB Pillar 2 requirement remains at the same level as the one established in the last SREP decision, being the sole difference the evolution of the Countercyclical Capital buffer of 0.01% approximately.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2019, 2018 and 2017 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2019	2018	2017
Capital	26	3,267	3,267	3,267
Share premium	27	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	26,277	23,021	23,724
Other equity instruments, net		56	50	54
Treasury shares	29	(62)	(296)	(96)
Attributable to the parent company	6	3,512	5,400	3,514
Attributable dividend		(1,084)	(1,109)	(1,172)
Total equity		55,958	54,326	53,283
Accumulated other comprehensive income	30	(7,235)	(7,215)	(6,939)
Non-controlling interest	31	6,201	5,764	6,979
Shareholders' equity		54,925	52,874	53,323
Goodwill and other intangible assets		(6,803)	(8,199)	(6,627)
Direct and synthetic treasury shares		(422)	(135)	(182)
Deductions		(7,225)	(8,334)	(6,809)
Temporary CET 1 adjustments		-	-	(273)
Capital gains from the Available-for-sale debt instruments portfolio		-	-	(256)
Capital gains from the Available-for-sale equity portfolio		-	-	(17)
Differences from solvency and accounting level		(215)	(176)	(189)
Equity not eligible at solvency level		(215)	(176)	(462)
Other adjustments and deductions (1)		(3,832)	(4,049)	(3,711)
Common Equity Tier 1 (CET 1)		43,653	40,313	42,341
Additional Tier 1 before Regulatory Adjustments		6,048	5,634	6,296
Total Regulatory Adjustments of Additional Tier 1		-	-	(1,657)
Tier 1		49,701	45,947	46,980
Tier 2		8,304	8,756	8,798
Total Capital (Total Capital=Tier 1 + Tier 2)		58,005	54,703	55,778
		-	-	-
Total Minimum equity required		46,540	41,576	40,370

(1) Other adjustments and deductions includes the amount of minority interest not eligible as capital, amount of dividends not distributed and other deductions and filters set by the CRR.

The Group’s bank capital in accordance with the aforementioned applicable regulation as of December 31, 2019, 2018 and 2017 is shown below:

Amount of capital CC1 (Millions of Euros)

	2019	2018	2017
Capital and share premium	27,259	27,259	27,259
Retained earnings and equity instruments	26,960	23,773	23,791
Other accumulated income and other reserves	(7,157)	(7,143)	(6,863)
Minority interests	4,404	3,809	5,446
Net interim attributable profit	1,316	3,188	1,302
Ordinary Tier 1 (CET 1) before other reglamentary adjustments	52,783	50,887	50,935
Goodwill and intangible assets	(6,803)	(8,199)	(6,627)
Direct and indirect holdings in equity	(484)	(432)	(278)
Deferred tax assets	(1,420)	(1,260)	(755)
Other deductions and filters	(423)	(682)	(933)
Total common equity Tier 1 reglamentary adjustments	(9,130)	(10,573)	(8,594)
Common equity TIER 1 (CET1)	43,653	40,313	42,341
Equity instruments and share premium classified as liabilities	5,400	5,005	5,893
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	648	629	403
Additional Tier 1 (CET 1) before regulatory adjustments	6,048	5,634	6,296
Temporary CET 1 adjustments	-	-	(1,657)
Total regulatory adjustments of additional equity l Tier 1	-	-	(1,657)
Additional equity Tier 1 (AT1)	6,048	5,634	4,639
Tier 1 (Common equity TIER 1+ additional TIER 1)	49,701	45,947	46,980
Equity instruments and share premium accounted as Tier 2	3,064	3,768	1,759
Eligible equity instruments	4,690	4,409	6,438
Credit risk adjustments	550	579	601
Tier 2 before regulatory adjustments	8,304	8,756	8,798
Tier 2 reglamentary adjustments	-	-	-
Tier 2	8,304	8,756	8,798
Total capital (Total capital=Tier 1 + Tier 2)	58,005	54,703	55,778
Total RWA's	364,448	348,264	362,875
CET 1 (phased-in)	12.0%	11.6%	11.7%
Tier 1 (phased-in)	13.6%	13.2%	12.9%
Total capital (phased-in)	15.9%	15.7%	15.4%

As of December 2019 Common Equity Tier 1 (CET1) phased-in ratio(1) stood at 11.98%, including the impact of IFRS 16 standard’s implementation that entered into force on January 1, 2019 (-11 basis points). Compared to December 2018, the ratio increased by +40 basis points supported by the profit generation, net of dividend payments and remuneration of contingent convertible capital instruments (CoCos), notwithstanding the moderate growth of risk-weighted assets.

In addition, the impairment of the goodwill in the United States CGU recognized by the Group amounting to €1,318 million has had no impact on the regulatory own funds (see Note 18.1).

Risk-weighted assets (RWAs) increased by approximately €16,100 million in 2019 as a result of activity growth, mainly in emerging markets, and the impact of regulatory changes (the application of IFRS 16 and TRIM - Targeted Review of Internal Models) for approximately €7,600 million (with an impact on the CET1 ratio of -25 basis points. It should be noted that during the second quarter of 2019, the recognition by the European Commission of Argentina as a country whose supervisory and regulatory requirements(2) are considered equivalent had a positive effect on the evolution of the RWAs.

The Additional tier 1 capital (AT1) phased-in ratio stood at 1.66% as of December 31, 2019. In this regard, BBVA S.A. carried out an issue of €1,000 million CoCos, registered at the Spanish Securities Market Commission (CNMV) and another issue of the same type of instruments, registered in the Securities and Exchange Commission (hereinafter, SEC) for USD 1,000 million.

On the other hand, in February 2020 the CoCos issuance of € 1,500 million issued in February 2015 will be amortized. As of December 31, 2019, it is no longer included in the capital ratios.

Finally, in terms of issues eligible as Tier 2 capital, BBVA S.A. issued € 750 million of subordinated debt and carried out the early redemption of two subordinated-debt issues; one for €1,500 million redeemed in April 2019, and another issued in June 2009 by Caixa d'Estalvis de Sabadell with an outstanding nominal amount of €4.9 million and redeemed in June 2019.

With regard to the subsidiaries of the Group, BBVA Mexico carried out a Tier 2 issuance of USD 750 million and partially repurchased two subordinated debt issuances ($250 million due in 2020 and $500 million due in 2021). Meanwhile, Garanti BBVA issued another Tier 2 issuance of TRY 253 million.

All of this, together with the evolution of the remaining elements eligible as Tier 2 capital, set the Tier 2 phased in ratio at 2.28% as of December 31, 2019. In addition, during the beginning of 2020, two subordinated debts were issued, BBVA, S.A. issued €1,000 million, and Garanti BBVA issued 750 million of Turkish Liras. These issuances will be included in the capital ratios for the first quarter of 2020 with an estimated impact of approximately +28 basis points on the T2 capital ratio.

These levels are above the requirements established by the supervisor in its SREP letter applicable in 2019, also above the applicable requirements from January 1, 2020.

In November 2019, BBVA received a new communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities (MREL), as determined by the Single Resolution Board, that was calculated taking into account the financial and supervisory information as of December 31, 2017.

In accordance with such communication, BBVA has to reach, by January 1, 2021, an amount of own funds and eligible liabilities equal to 15.16% of the total liabilities and own funds of its resolution group, on sub-consolidated basis (the MREL requirement). Within this MREL, an amount equal to 8.01% of the total liabilities and own funds shall be met with subordinated instruments (the subordination requirement), once the relevant allowance is applied.

This MREL requirement is equal to 28.50% in terms of risk-weighted assets (RWAs), while the subordination requirement included in the MREL requirement is equal to 15.05% in terms of RWAs, once the relevant allowance has been applied.

In order to comply with this requirement, BBVA has continued its issuance program during 2019 by closing three senior non-preferred debt issuances, for a total of € 3,000 million, of which one consists in green bonds (€ 1,000 million). In addition, BBVA issued €1,000 million of senior preferred debt.

The Group estimates that the current own funds and eligible liabilities structure of the resolution group meets the MREL requirement, as well as the new subordination requirement.

(1)   This CET1 phased-in ratio includes the impact of the initial implementation of IFRS 9. In this context, the European Commission and Parliament have established temporary arrangements, which implementation is voluntary, which seek to phase-in the impact of IFRS 9 on capital ratios. BBVA has informed the supervisory board of its adherence to these arrangements.

(2)   On April 1, 2019, the Official Journal of the European Union published Commission Implementing Decision (EU) 2019/536, which includes Argentina within the list of third countries and territories whose supervisory and regulatory requirements are considered equivalent for the purposes of the treatment of exposures in accordance with Regulation (EU) No. 575/2013.

32.2   Leverage ratio

The leverage ratio (LR) is a regulatory measure complementing capital designed to guarantee the soundness and financial strength of institutions in terms of indebtedness. This measurement can be used to estimate the percentage of the assets and off-balance sheet arrangements financed with Tier 1 capital,  the carrying amount of the assets used in this ratio is adjusted to reflect the bank’s current or potential leverage with a given balance-sheet position (Leverage ratio exposure).

Breakdown of capital base as of December 31, 2019, 2018 and 2017, calculated according to CCR, is as follows:

Capital Base
	2019	2018	2017
Tier 1 (millions of euros) (a)	49,701	45,947	46,980
Exposure (millions of euros) (b)	731,087	705,299	709,758
Leverage ratio (a)/(b) (percentage)	6.80%	6.51%	6.62%

32.3   Capital management

Capital management in the BBVA Group has a twofold aim:

•           Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

•           Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinated debt.

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

33.   Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2019	2018	2017
Loan commitments given	7.1.2	130,923	118,959	94,268
Of which: defaulted		270	247	537
Central banks		-	-	1
General governments		3,117	2,318	2,198
Credit institutions		11,742	9,635	946
Other financial corporations		4,578	5,664	3,795
Non-financial corporations		65,475	58,405	58,133
Households		46,011	42,936	29,195
Financial guarantees given (*)	7.1.2	10,984	16,454	16,545
Of which: defaulted		224	332	278
Central banks		-	2	-
General governments		125	159	248
Credit institutions		995	1,274	1,158
Other financial corporations		583	730	3,105
Non-financial corporations		8,986	13,970	11,518
Households		295	319	516
Other commitments given	7.1.2	39,209	35,098	45,738
Of which: defaulted		506	408	461
Central banks		1	1	7
General governments		521	248	227
Credit institutions		5,952	5,875	15,330
Other financial corporations		2,902	2,990	3,820
Non-financial corporations		29,682	25,723	25,992
Households		151	261	362
Total commitments and guarantees given	7.1.2	181,116	170,511	156,551

(*)  Non-performing financial guarantees given amounted to €730, €740 and €739 million, respectively, as of December 31,   2019, 2018 and 2017.

As of December 31, 2019, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €341 million, €219 million and €151 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2019, 2018 and 2017, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34.   Other contingent assets and liabilities

As of December, 2019, 2018 and 2017 there were no material contingent assets or liabilities other than those disclosed in the accompanying Notes to the consolidated financial statements.

35. Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2019, 2018 and 2017 is as follows:

Purchase and sale commitments (Millions of Euros)
	Notes	2019	2018	2017
Financial instruments sold with repurchase commitments		45,956	42,993	40,077
Financial liabilities held for trading		41,902	36,815	-
Central banks	10	7,635	10,511	-
Credit institutions	10	24,578	14,839	-
Customer deposits	10	9,689	11,466	-
Financial liabilities at amortized cost		4,054	6,178	40,077
Central banks	22	826	375	6,155
Credit institutions	22	2,693	4,593	24,843
Customer deposits	22	535	1,209	9,079
Financial instruments purchased with resale commitments		35,784	28,034	26,368
Financial assets held for trading		33,941	27,262	-
Central banks	10	535	2,163	-
Credit institutions	10	21,219	13,305	-
Loans and advances to customers	10	12,187	11,794	-
Financial assets at amortized cost		1,843	772	26,368
Central banks		-	-	305
Credit institutions	14	1,817	478	13,861
Loans and advances to customers		26	294	12,202

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2019 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Purchase commitments	23	-	-	-	23
Technology and systems projects	4	-	-	-	4
Other projects	19	-	-	-	19
Total	23	-	-	-	23

36.   Transactions on behalf of third parties

As of December 31, 2019, 2018 and 2017 the details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2019	2018	2017
Financial instruments entrusted to BBVA by third parties	693,377	628,417	624,822
Conditional bills and other securities received for collection	13,133	13,484	14,775
Securities lending	7,129	4,866	5,485
Total	713,639	646,768	645,081

37.   Net interest income

37.1   Interest and other income

The breakdown of the interest and other income recognized in the accompanying consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2019	2018	2017
Financial assets held for trading	2,041	2,057	1,306
Financial assets designated at fair value through profit or loss	159	148	73
Financial assets at fair value through other comprehensive income	1,815	1,846	1,485
Financial assets at amortized cost	25,698	24,572	24,485
Insurance activity	1,079	1,141	1,058
Adjustments of income as a result of hedging transactions	(74)	(201)	415
Other income	343	268	474
Total	31,061	29,831	29,296

The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2019, 2018 and 2017 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the accompanying “Consolidated statements of recognized income and expenses”.

37.2   Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2019	2018	2017
Financial liabilities held for trading	1,230	1,211	87
Financial liabilities designated at fair value through profit or loss	6	41	-
Financial liabilities at amortized cost (*)	10,805	10,321	9,729
Adjustments of expense as a result of hedging transactions	(246)	(352)	665
Insurance activity	753	832	732
Cost attributable to pension funds	86	73	79
Other expense	224	113	245
Total	12,859	12,239	11,537

(*) Includes €114 million as of December 31, 2019 corresponding to interest expense on leases (see Note 22.5).

38.   Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	2019	2018	2017
Dividends from:
Non-trading financial assets mandatorily at fair value through profit or loss	26	19	145
Financial assets at fair value through other comprehensive income	136	138	188
Total	162	157	334

39.   Share of profit or loss of entities accounted for using the equity method

Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a negative impact of €42 million as of December 31, 2019, compared with the negative impact of €7 and the positive impact of €4 million recorded as of December 31, 2018 and 2017, respectively.

40.   Fee and commission income and expense

The breakdown of the balance under these headings in the accompanying consolidated income statements is as follows:

Fee and commission income (Millions of Euros)
	2019	2018	2017
Bills receivables	39	39	46
Demand accounts	526	451	507
Credit and debit cards and TPVs	3,083	2,900	2,834
Checks	203	194	212
Transfers and other payment orders	735	689	648
Insurance product commissions	172	178	200
Loan commitments given	222	223	231
Other commitments and financial guarantees given	392	390	396
Asset management	1,066	1,023	923
Securities fees	319	325	385
Custody securities	123	122	122
Other fees and commissions	642	598	645
Total	7,522	7,132	7,150

The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and commission expense (Millions of Euros)
	2019	2018	2017
Demand accounts	36	39	45
Credit and debit cards	1,662	1,502	1,458
Transfers and other payment orders	150	96	123
Commissions for selling insurance	54	48	60
Custody securities	30	29	38
Other fees and commissions	557	539	506
Total	2,489	2,253	2,229

41. Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)
	2019	2018	2017
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	239	216	985
Financial assets at amortized cost	65	51	133
Other financial assets and liabilities	173	164	852
Gains (losses) on financial assets and liabilities held for trading, net	451	707	218
Reclassification of financial assets from fair value through other comprehensive income	-	-
Reclassification of financial assets from amortized cost	-	-
Other gains (losses)	451	707
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	143	96
Reclassification of financial assets from fair value through other comprehensive income	-	-
Reclassification of financial assets from amortized cost	-	-
Other gains (losses)	143	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(94)	143	(56)
Gains (losses) from hedge accounting, net	59	72	(209)
Subtotal gains (losses) on financial assets and liabilities	798	1,234	938
Exchange differences	586	(9)	1,030
Total	1,383	1,223	1,968

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	2019	2018	2017
Debt instruments	972	354	545
Equity instruments	1,337	(253)	845
Trading derivatives and hedge accounting	(1,098)	927	(470)
Loans and advances to customers	103	(172)	97
Customer deposits	(26)	240	(96)
Other	(490)	138	18
Total	798	1,234	938

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2019	2018	2017
Derivatives	-	-	-
Interest rate agreements	(64)	90	165
Securities agreements	(1,079)	294	(139)
Commodity agreements	6	(2)	99
Credit derivative agreements	74	(109)	(564)
Foreign-exchange agreements	(60)	606	315
Other agreements	(35)	(24)	(137)
Subtotal	(1,158)	856	(261)
Hedging derivatives ineffectiveness	-	-	-
Fair value hedges	59	87	(177)
Hedging derivative	14	(150)	(236)
Hedged item	45	237	59
Cash flow hedges	-	(15)	(32)
Subtotal	59	72	(209)
Total	(1,098)	927	(470)

In addition, in the years ended December 31, 2019, 2018 and 2017, under the heading “Exchange differences, net” in the accompanying consolidated income statements amounts of negative €225 million, positive €113 million and positive €235 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.   Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2019	2018	2017
Gains from sales of non-financial services	258	458	1,109
Of which: Real estate	91	283	884
Other operating income	413	491	330
Of which: Hyperinflation adjustment (*)	146	120	-
Total	671	949	1,439

(*) See Note 2.2.20.

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2019	2018	2017
Change in inventories	107	292	886
Of which: Real estate	68	248	816
Other operating expense	1,899	1,808	1,337
Of which: Contributions to guaranteed banks deposits funds	770	727	703
Of which: Hyperinflation adjustment (*)	538	494	31
Total	2,006	2,101	2,223

(*) See Note 2.2.20.

43.   Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Other operating income and expense on insurance and reinsurance contracts (Millions of Euros)
	2019	2018	2017
Income on insurance and reinsurance contracts	2,890	2,949	3,342
Expense on insurance and reinsurance contracts	(1,751)	(1,894)	(2,272)
Total	1,138	1,055	1,069

The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2019, 2018 and 2017:

Income by type of insurance product (Millions of Euros)
	2019	2018	2017
Life insurance	631	682	604
Individual	477	486	346
Savings	116	56	38
Risk	361	430	308
Group insurance	154	196	258
Savings	26	39	(4)
Risk	127	157	263
Non-Life insurance	508	373	464
Home insurance	90	110	118
Other non-life insurance products	418	263	346
Total	1,138	1,055	1,069

44.   Administration costs

44.1   Personnel expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2019	2018	2017
Wages and salaries		4,920	4,786	5,163
Social security costs		780	722	761
Defined contribution plan expense	25	113	89	87
Defined benefit plan expense	25	50	58	62
Other personnel expense		478	465	497
Total		6,340	6,120	6,571

44.1.1   Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2019, 2018 and 2017, corresponding  to the remuneration plans based on equity instruments in each year, amounted to €31 million, €29 million and €38 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group's remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

BBVA has a specific remuneration system applicable to those employees whose professional activities may have a material impact on the risk profile of the Group (hereinafter “Identified Staff”), designed within the framework of applicable regulations to credit institutions and considering best practices and recommendations at the local and international levels in this matter.

In 2019, this remuneration scheme is reflected in the following remuneration policies:

•           BBVA Group Remuneration Policy, approved by the Board of Directors on 29 of November 2017, that applies in general to all employees of BBVA and of its subsidiaries that form part of the consolidated group. This policy includes in a specific chapter the remuneration system applicable to the members of BBVA Group Identified Staff, including Senior Management.

•           BBVA Directors’ Remuneration Policy, approved by the Board of Directors and by the General Shareholders’ Meeting held on March 15, 2019, that it’s applicable to BBVA Directors. The remuneration system for executive directors corresponds, generally, with the applicable system to the Identified Staff, to which they belong, incorporating some particularities of their own, derived from their condition of directors.

The Annual Variable Remuneration for the Identified Staff members is subject to specific rules for settlement and payment established in their corresponding remuneration policies, specifically:

•           Variable remuneration for Identified Staff members for each financial year will be subject to ex ante adjustments, so that it shall be reduced at the time of the performance assessment in the event of negative performance of the Group’s results or other parameters such as the level of achievement of budgeted targets, and it shall not accrue or it will accrue in a reduced amount, should certain level of profits and capital ratios not be achieved.

•           60% of the Annual Variable Remuneration will be paid, if conditions are met, in the year following that to which it corresponds (the “Upfront Portion”). For executive directors, members of the Senior Management and Identified Staff members with particularly high variable remuneration, the Upfront Portion will be 40% of the Annual Variable Remuneration. The remaining portion will be deferred in time (hereinafter, the “Deferred Component”) for a 5 year-period for executive directors and members of the Senior Management, and 3 years for the remaining Identified Staff.

•           50% of the Annual Variable Remuneration, both the Upfront Portion and the Deferred Component, shall be established in BBVA shares. As regards executive directors and Senior Management, 60% of the Deferred Component shall be established in shares.

•           Shares received as Annual Variable Remuneration shall be withheld for a one-year period after delivery, except for the transfer of those shares required to honor the payment taxes.

•           The Deferred Component of the Annual Variable Remuneration may be reduced in its entirety, but never increased, based on the result of multi-year performance indicators aligned with the Group’s core risk management and control metrics related to the solvency, capital, liquidity, profitability or to the share performance and the recurring results of the Group.

•           Resulting cash portions of the Deferred Component of Annual Variable Remuneration and subject to the multi-year performance indicators, finally delivered, shall be updated following the Consumer Price Index (CPI), measured as the year-on-year change prices, as agreed by the Board of Directors.

•           The entire Annual Variable Remuneration shall be subject to malus  and clawback  arrangements during the whole deferral and withholding period, both linked to a downturn in the financial performance of the Bank as a whole, of a specific unit or area, or of exposure generated by an Identified Staff member, when such a downturn in financial performance arises from any of the circumstances expressly named in the remuneration policies.

•           No personal hedging strategies or insurances shall be used in connection with remuneration or liability that may undermine the effects of alignment with sound risk management.

•           The variable component of the remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase this percentage up to a maximum of 200%.

In this regard, the General Meeting held on March, 15, 2019 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 11, 2019.

According to the settlement and payment scheme indicated, during 2019, a total amount of 5,236,123 BBVA shares corresponding to the Upfront Portion of 2018 Annual Variable Remuneration has been delivered to the Identified Staff.

Additionally, according to the Remuneration Policy applicable in 2015, during 2019 a total amount of 3,575,777 BBVA shares corresponding to the Deferred Component of 2015 Variable Remuneration has been delivered to the Identifies Staff. This amount has been subject to a downward adjustment due to the multi-year performance evaluation of one of the long-time indicators, relative TSR, which scale has determined a downward adjustment of the Deferred Component linked to this indicator in a 10%.

Likewise, the aforesaid policy established that the deferred amounts in shares of the Annual Variable Remuneration finally vested, subject to multi-year performance indicators, will be updated in cash, based on the terms established by the Board of Directors. In this regard, during 2019 a total amount of 3,003,646 euros has been delivered to the Identified Staff as updates of the corresponding shares of the Deferred Component of 2015 Annual Variable Remuneration.

Detailed information on the delivery of shares to executive directors and Senior Management is included in Note 54.

Lastly, in line with specific regulation applicable in Portugal and Brazil, BBVA has identified the staff in these countries whose Annual Variable Remuneration should be subject to a specific settlement and payment scheme, more specifically:

•           A percentage of the Annual Variable Remuneration is subject to a three years deferral that shall be paid yearly over the mentioned period.

•           50% of the Annual Variable Remuneration, both the Upfront Portion and Deferred Component, shall be established in BBVA Shares.

•           Both the Upfront Portion and the Deferred Component of the Annual Variable Remuneration may be subject to update adjustments in cash.

According to this remuneration scheme, during financial year 2019 a total of 21,916 BBVA shares corresponding to the Upfront Portion of 2018 Annual Variable Remuneration have been delivered to this staff in Portugal and Brazil.

Additionally, during 2019 there have been delivered to this staff in Portugal and Brazil a total of 9,717 BBVA shares corresponding to the first third of the Deferred Component of 2017 Annual Variable Remuneration, as well as 2,435 euros as adjustments for updates. A total of 12,365 BBVA shares corresponding to the second third of the Deferred Component of 2016 Annual Variable Remuneration and 5,810 euros as adjustments for updates; and a total of 10,460 BBVA shares corresponding to the last third of the Deferred Component of 2015 Annual Variable Remuneration and 8,786 euros as adjustments for updates.

44.2   Other administrative expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other administrative expense (Millions of Euros)
	2019	2018	2017
Technology and systems	1,216	1,133	1,018
Communications	218	235	269
Advertising	317	336	352
Property, fixtures and materials	552	982	1,033
Of which: Rent expense (*)	106	552	581
Taxes other than income tax	401	417	456
Other expense	1,258	1,271	1,412
Total	3,963	4,374	4,541

(*) The change is mainly due to the implementation of IFRS 16 on January 1, 2019 (see Note 2.1).

45.   Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2019	2018	2017
Tangible assets	17	979	594	694
For own use		584	589	680
Investment properties		3	5	13
Right-of-use assets (*)		392
Other Intangible assets	18.2	620	613	694
Total		1,599	1,208	1,387

(*) The change is mainly due to the implementation of IFRS 16 on January 1, 2019 (see Note 2.1).

46.   Provisions or (reversal) of provisions

For the years ended December 31, 2019, 2018 and 2017, the net provisions recognized in this income statement line item were as follows:

Provisions or (reversal) of provisions (Millions of Euros)
	Notes	2019	2018	2017
Pensions and other post employment defined benefit obligations	25	214	125	343
Commitments and guarantees given		93	(48)	(313)
Pending legal issues and tax litigation		170	133	318
Other provisions		140	163	397
Total		617	373	745

47.   Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	2019	2018	2017
Financial assets at fair value through other comprehensive income		82	1	1,127
Debt securities		82	1	(4)
Equity instruments				1,131
Financial assets at amortized cost		4,069	3,980	3,677
Of which: recovery of written-off assets	7.1.5	919	589	558
Held to maturity investments				(1)
Total		4,151	3,981	4,803

48.   Impairment or (reversal) of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or (reversal) of impairment on non-financial assets (Millions of Euros)
	Notes	2019	2018	2017
Tangible assets	17	94	5	42
Intangible assets (*)		1,330	83	16
Others	20	23	51	306
Total		1,447	138	364

(*) The balance of 2019 mainly corresponds to the impairment of the CGU in The United States (see Note 18).

49.   Gains (losses) on derecognition of non financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains (losses) on derecognition of non-financial assets and subsidiaries, net (Millions of Euros)
	2019	2018	2017
Gains	-	-	-
Disposal of investments in non-consolidated subsidiaries	9	55	38
Disposal of tangible assets and other	27	81	69
Losses	-	-	-
Disposal of investments in non-consolidated subsidiaries	(2)	(13)	(27)
Disposal of tangible assets and other	(37)	(45)	(33)
Total	(3)	78	47

50.   Gain (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Gain (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2019	2018	2017
Gains on sale of real estate		89	129	102
Impairment of non-current assets held for sale	21	(77)	(208)	(158)
Gains (losses) on sale of investments classified as non-current assets held for sale (*)		10	894	82
Gains on sale of equity instruments classified as non-current assets held for sale		-	-	-
Total		21	815	26

(*)   The variation in year 2018 is mainly due to the sale of the BBVA stake in BBVA Chile (see Note 3).

51.   Consolidated statements of cash flows

In the consolidated statements of cash flows, balance of “Cash equivalent in central banks” includes short-term deposits at central banks recorded under the heading "Financial assets at amortized cost" in the accompanying consolidated balance sheets and does not include demand deposits with credit institutions recorded in the heading "Cash, balances in cash at Central Bank and other demand deposits".

The variation between 2019 and 2018 of the financial liabilities from financing activities is the following:

Liabilities from financing activities (Millions of Euros)
	December 31, 2018	Cash flows	Non-cash changes				December 31, 2019
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,112	2,643	-	-	209	-	63,963
Of which: Issuances of subordinated liabilities (*)	17,635	(190)	-	-	229	-	17,675

(*) Additionally, there are €384 million of issuances of subordinated liabilities as of December 2019 (see Note 22 and Appendix VI). The €40 million subordinated issuances of BBVA Paraguay as of December 2019 are recorded in the heading "Liabilities included in disposal groups classified as held for sale".

Liabilities from financing activities (Millions of Euros)
	December 31, 2017	Cash flows	Non-cash changes				December 31, 2018
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,649	2,152	-	(1,828)	(862)	-	61,112
Of which: Issuances of subordinated liabilities (*)	17,443	857	-	(694)	29	-	17,635

(*) Additionally, there were €411 million of issuances of subordinated liabilities as of December 2019 (see Note 22 and Appendix VI). The €574 million subordinated issuances of BBVA Chile as of December 2019 were recorded in the heading "Liabilities included in disposal groups classified as held for sale".

52.   Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group for the years ended December 31, 2019, 2018 and 2017 with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (Millions of euros) (**)
	2019	2018	2017
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	28.1	26.1	27.2
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.5	1.5	1.9
Fees for audits conducted by other firms	-	0.1	0.1

(*)   Including fees pertaining to annual legal audits (€24.1, €22.4 and €22.6 million as of December 31, 2019, 2018 and 2017, respectively).

(**)   Regardless of the billed year.

In the years ended December 31, 2019, 2018 and 2017, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other services rendered (Millions of Euros)
	2019	2018	2017
Firms belonging to the KPMG worldwide organization	0.3	0.3	0.5

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (*) (Millions of Euros)
	2019	2018	2017
Legal audit of BBVA, S.A. or its companies under control	6.5	6.7	6.8
Other audit services of BBVA, S.A. or its companies under control	5.5	5.9	5.0
Limited Review of BBVA, S.A. or its companies under control	0.9	1.1	0.9
Reports related to issuances	0.3	0.3	0.4
Assurance services and other required by the regulator	0.8	0.9	0.6
Other	-	-	-

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

53.   Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not relevant and are carried out under normal market conditions. As of December 31, 2019, 2018, and 2017 the following are the transactions with related parties:

53.1   Transactions with significant shareholders

As of December 31, 2019, 2018 and 2017, there were no shareholders considered significant (see Note 26).

53.2   Transactions with BBVA Group entities

The balances of the main captions in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	2019	2018	2017
Assets
Loans and advances to credit institutions	26	132	91
Loans and advances to customers	1,682	1,866	510
Liabilities
Deposits from credit institutions	3	2	5
Customer deposits	453	521	428
Debt certificates	-	-	-
Memorandum accounts
Contingent commitments	166	152	114
Other contingent commitments given	1,042	1,358	1,175
Financial guarantees given	106	78	78

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	2019	2018	2017
Income statement
Interest and other income	19	55	26
Interest expense	1	2	1
Fee and commission income	4	5	5
Fee and commission expense	53	48	49

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments (see Note 25) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

53.3   Transactions with members of the Board of Directors and Senior Management

The amount and nature of the transactions carried out with members of the Board of Directors and Senior Management of BBVA is given below. These transactions belong to the Bank's ordinary business or traffic, are of little relevance and are carried out under normal market conditions.

As of December 31, 2019 and 2018, the amount availed against the loans granted by the Group’s entities to the members of the Board of Directors amounted to €607 and €611 thousand, respectively. As of December 31, 2017, there were no loans granted by the Group’s entities to the members of the Board of Directors.

As of December 31, 2019, 2018 and 2017, there were no loans granted to parties related to the members of the Board of Directors.

As of December 31, 2019, 2018 and 2017, the amount availed against the loans granted by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €4,414, €3,783 and €4,049 thousand, respectively. The amount availed against the loans granted to parties related to members of the Senior Management on those same dates amounted to €57, €69 and €85 thousand, respectively.

As of December 31, 2019, 2018 and 2017 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2019, 2018 and 2017, the amount availed against guarantees arranged with members of the Senior Management amounted to €10, €38 and €28 thousand, respectively.

As of December 31, 2019 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled to €25 thousand. As of December 31, 2018, no commercial loans and guarantees has been granted to parties related to the members of the Bank’s Board of Directors and the Senior Management. As of December 31, 2017 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 thousand.

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

53.4   Transactions with other related parties

As of December 31, 2019, 2018 and 2017, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

54.   Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management

Remuneration received by non-executive directors in 2019

The remunerations paid to non-executive members of the Board of Directors during the 2019 financial year are indicated below, individualized and itemized:

Remuneration for non-executive directors (Thousands of Euros)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other functions (1)	Total
Tomás Alfaro Drake	129	-	-	-	43	-	43	-	214
José Miguel Andrés Torrecillas	129	-	104	107	-	111	-	33	483
Jaime Caruana Lacorte	129	167	110	107	-	-	14	-	527
Belén Garijo López	129	-	68	-	107	45	-	-	348
Sunir Kumar Kapoor	129	-	-	-	-	-	43	-	172
Carlos Loring Martínez de Irujo	129	167	-	107	43	-	-	-	445
Lourdes Máiz Carro	129	-	68	-	43	14	-	-	253
José Maldonado Ramos	129	167	-	-	-	45	-	-	340
Ana Peralta Moreno	129	-	68	-	43	-	-	-	240
Juan Pi Llorens	129	-	24	214	-	31	43	53	493
Susana Rodríguez Vidarte	129	167	-	107	-	45	-	-	447
Jan Verplancke	129	-	-	-	-	-	43	-	172
Total (2)	1,545	667	442	642	278	289	186	87	4,134

(1)   Amounts received during the 2019 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director, positions for which they were appointed by resolution of the Board of Directors on 29 April 2019.

(2)   This includes the amounts corresponding to the position of member of the Board and of the various committees during the 2019 financial year. By resolution of the Board of Directors on 29 April 2019, the functions of some Board committees were redistributed, and their associated remunerations adapted to these changes in some cases.

Also, during the 2019 financial year, €104 thousand have been paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

Remuneration received by executive directors in 2019

Over the course of financial year 2019, the executive directors have received the amount of the Annual Fixed Remuneration corresponding to said financial year, established for each director in the Remuneration Policy for BBVA Directors, which was approved by the General Meeting held on 15 March 2019.

In addition, the executive directors have received their Annual Variable Remuneration (AVR) for the 2018 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to said year, was due to be paid to them during the 2019 financial year.

In application of this settlement and payment system:

•           40% of the 2018 Annual Variable Remuneration corresponding to executive directors has been paid in the 2019 financial year (the "Upfront Portion"); in equal parts in cash and BBVA shares.

•           The remaining 60% of the Annual Variable Remuneration has been deferred (40% in cash and 60% in shares) for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (the "Deferred Portion"). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may such amount be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% in 2022, 20% in 2023 and the remaining 20% in 2024.

•           All the shares delivered to the executive directors as Annual Variable Remuneration, both as part of the Upfront Portion and the Deferred Portion, will be withheld for a period of one year after their delivery; this will not apply to those shares transferred to honor the payment of taxes arising therefrom.

•           The Deferred Portion of the Annual Variable Remuneration payable in cash will be subject to updating under the terms established by the Board of Directors.

•           Executive directors may not use personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with prudent risk management.

•           The variable component of the remuneration for executive directors corresponding to the 2018 financial year is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Shareholders' Meeting held during that financial year.

•           Over the entire deferral and withholding period, the Annual Variable Remuneration for the executive directors will be subject to variable remuneration reduction and recovery arrangements (malus and clawback).

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery.

Similarly, in accordance with the Remuneration Policy for BBVA Directors applicable in 2015 and in application of the settlement and payment system of the Annual Variable Remuneration for said financial year, the Group Executive Chairman and the executive director Head of Global Economics & Public Affairs ("Head of GE&PA") have received in 2019 the deferred Annual Variable Remuneration for the 2015 financial year, delivery of which was due that year (50% of the Annual Variable Remuneration), after being adjusted downwards following the result of the TSR indicator. This remuneration has been paid in equal parts in cash and in shares, together with the corresponding update in cash, thus concluding payment of the Annual Variable Remuneration to the executive directors for the 2015 financial year.

In accordance with the above, the remunerations paid to executive directors during the 2019 financial year are indicated below, individualized and itemized:

Annual Fixed Remuneration for 2019 (Thousands of Euros)

Group Executive Chairman	2,453
Chief Executive Officer	2,179
Director de GE&PA	834
Total	5,466

In addition, in accordance with the current Remuneration Policy for BBVA Directors, during the 2019 financial year, the Chief Executive Officer (Consejero Delegado) has received the corresponding amounts of fixed remuneration for the concepts of cash in lieu of pension, given that he does not have a retirement pension (see the Pension Commitments section of this Note), and mobility allowance. The Bank therefore paid the Chief Executive Officer the amount of €654 thousand and €506 thousand, respectively, for these concepts during the 2019 financial year.

Annual Variable Remuneration for 2018
	In cash (1)	In shares (1)
	(thousands of Euros)
Group Executive Chairman	479	100,436
Chief Executive Officer (2)	200	41,267
Head of GE&PA	79	16,641
Total	758	158,344

(1)   Remunerations corresponding to the upfront portion (40%) of the AVR for the 2018 financial year (50% paid in cash and 50% in BBVA shares). For the Group Executive Chairman and Chief Executive Officer, these variable remunerations are linked to their previous positions as Chief Executive Officer and President & CEO of BBVA USA, respectively.

(2)   Remuneration received in US dollars. Data in thousands of Euros is for information purposes.

Deferred Annual Variable Remuneration for 2015
	In cash (1)	In shares (1)
	(thousands of Euros)
Group Executive Chairman	612	79,157
Head of GE&PA	113	14,667
Total	725	93,824

(1)   Remunerations corresponding to deferred AVR for financial year 2015 (50% of the AVR for 2015, in equal parts in cash and shares), payment of which was due in 2019, together with its corresponding update in cash, and after its downward adjustment following the result of the TSR indicator. For the Group Executive Chairman, these variable remunerations relate to his previous position as Chief Executive Officer.

In addition, the executive directors received remuneration in kind throughout financial year 2019, including insurance premiums and others, amounting to a total of €411 thousand, of which €184 thousand correspond to the Group Executive Chairman, €144 thousand to the Chief Executive Officer and €83 thousand to the executive director Head of GE&PA.

Remuneration received by Senior Management in 2019

During the 2019 financial year, the members of Senior Management, excluding executive directors, have received the amount of the Annual Fixed Remuneration corresponding to that financial year.

In addition, they have received the Annual Variable Remuneration for financial year 2018, which, in accordance with the settlement and payment system set out in the remuneration policy applicable for said financial year, was due to be paid to them during financial year 2019.

Under this settlement and payment system, the same rules as set out above for executive directors are applicable. These include, among others: 40% of the Annual Variable Remuneration, in equal parts in cash and in BBVA shares, will be paid in the financial year following the year to which it corresponds (the "Upfront Portion"), and the remaining 60% will be deferred (40% in cash and 60% in shares) for a five-year period, with its accrual and payment being subject to compliance with a series of multi-year indicators (the "Deferred Portion"), applying the same payment schedule established for executive directors. The shares received will be withheld for a period of one year (this will not apply to those shares transferred to honour the payment of taxes arising therefrom). Likewise, senior management may not use personal hedging strategies or insurance in connection with the remuneration; the variable component of the remuneration for Senior Management corresponding to financial year 2018 will be limited to a maximum amount of 200% of the fixed component of the total remuneration; and over the entire deferral and withholding period, the Annual Variable Remuneration will be subject to reduction and recovery (malus and clawback) arrangements.

Similarly, in accordance with the remuneration policy applicable to the executive directors in 2015 and in application of the settlement and payment system of the Annual Variable Remuneration for said financial year, the members of the Senior Management who were beneficiaries of such remuneration, have received in 2019 the deferred portion of the Annual Variable Remuneration for financial year 2015, after being adjusted downwards following the result of the TSR indicator, in equal parts in cash and in shares, along with its update in cash, concluding the payment of this remuneration to the members of the Senior Management.

In accordance with the above, the remuneration paid during the 2019 financial year to all members of the Senior Management as a whole, who held that position as of 31 December 2019 (15 members), excluding executive directors, is indicated below (itemized):

Annual Fixed Remuneration for 2019 (thousands of Euros)

Senior Management total	13,883

Annual Variable Remuneration for 2018
	In cash	In shares
	(thousands of Euros)
Senior Management total	887	185,888

(1)   Remunerations corresponding to the upfront portion (40%) of the AVR for financial year 2018 (paid 50% in cash and 50% in BBVA shares). For those members of the Senior Management who were appointed by the Board of Directors on 20 December 2018 and 29 April, 30 July and 19 December 2019, this remuneration relates to their previous positions.

Annual Variable Remuneration for 2015
	In cash	In shares
	(thousands of Euros)
Senior Management total	1,263	163,215

(1)   Remunerations corresponding to deferred AVR for financial year 2015 (50% of the AVR for 2015, in equal parts in cash and in shares), payment of which was due in 2019, together with its corresponding update in cash, and after its downward adjustment following the result of the TSR indicator.

In addition, all members of Senior Management, excluding executive directors, have received remuneration in kind throughout the 2019 financial year, including insurance premiums and others, amounting to a total of €769 thousand.

Remunerations of executive directors due in 2020 and subsequent financial years

•        Annual Variable Remuneration for executive directors for the 2019 financial year

Following year-end 2019, the Annual Variable Remuneration for executive directors corresponding to said period has been determined, applying the conditions set out in the Remuneration Policy for BBVA Directors approved by the General Meeting on 15 March 2019. As in the previous financial year, the following settlement and payment system applies to this remuneration:

•        The Upfront Portion (40% of the 2019 Annual Variable Remuneration) will be paid, provided that the conditions are met, during the first quarter of 2020, in equal parts in cash and in shares, which amounts to €636 thousand and 126,470 BBVA shares in the case of the Group Executive Chairman; €571 thousand and 113,492 BBVA shares in the case of the Chief Executive Officer and €75 thousand and 14,998 BBVA shares in the case of the Head of GE&PA.

•        The remaining 60% of the 2019 Annual Variable Remuneration will be deferred (40% in cash and 60% in shares) over a five-year period (Deferred Portion), subject to compliance with the multi-year performance indicators determined by the Board of Directors at the start of financial year 2019, which may lead to a reduction in the Deferred Portion, even in its entirety, but in no event may such amount be increased. These multi-year performance indicators will be calculated over the first three years of deferral and, provided that the relevant conditions have been met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% after the third year of deferral; 20% after the fourth year of deferral; and the remaining 20% after the fifth year of deferral. All the above is subject to the settlement and payment system set out in the Remuneration Policy for BBVA Directors, which includes, among others, malus and clawback arrangements and retention periods for the shares.

The amounts corresponding to the deferred shares are detailed in the section "Other capital instruments – Remunerations based on Capital Instruments" and the cash part in "Other Liabilities/Other Accruals" in the consolidated balance sheet as of 31 December 2019.

•        Deferred Annual Variable Remuneration of executive directors for financial year 2016

Following year-end 2019, the deferred Annual Variable Remuneration of executive directors for financial year 2016  (50%) has been determined, with delivery, if conditions are met, during financial year 2020, subject to the conditions established for this purpose in the remuneration policy applicable in that financial year.

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2016 to calculate the deferred portion of this remuneration, and in application of the relevant scales of achievement and their corresponding targets and weightings, the final amount of the deferred Annual Variable Remuneration for financial year 2016 has been determined, following the corresponding downward adjustment as a consequence of the result of the TSR indicator. As a result, such remuneration, including the corresponding updates, has been determined in an amount of €656 thousand and 89,158 BBVA shares in the case of the Group Executive Chairman; €204 thousand and 31,086 BBVA shares in the case of the Chief Executive Officer; and €98 thousand and 13,355 BBVA shares in the case of the Head of GE&PA. With these amounts paid, there will be no more outstanding payments due to the executive directors in respect of Annual Variable Remuneration for the 2016 financial year.

Lastly, as at year-end 2019, in addition to the abovementioned Deferred Portion of the Annual Variable Remuneration of the executive directors for financial year 2019 and in accordance with the conditions established in the remuneration policies applicable in previous years, 60% of the Annual Variable Remuneration corresponding to financial years 2017 and 2018 has been deferred and is pending payment  to the executive directors and will be received in future years, if the applicable conditions are met.

Remunerations of Senior Management due in 2020 and subsequent financial years

•        Annual Variable Remuneration of Senior Management for financial year 2019

Following year-end 2019, the Annual Variable Remuneration of Senior Management corresponding to said financial  year has been determined (15 members as of 31 December 2019, excluding executive directors). The Annual Variable Remuneration for all members of the Senior Management, excluding executive directors, has been determined to be a combined total amount of €6,363 thousand.

The 2019 Annual Variable Remuneration for each member of Senior Management will be paid, in the first quarter of 2020, in accordance with the settlement and payment system applicable in each case and in accordance with the provisions of the BBVA Group's Remuneration Policy, if the applicable conditions are met, in an amount equal to €1,291 thousand and 257,907 BBVA shares (Upfront Portion). The remaining amount will be deferred and subject to the remaining conditions of the settlement and payment system of the applicable Annual Variable Remuneration.

•        Determination of the Deferred Annual Variable Remuneration of Senior Management for financial year 2016

Following year-end 2019, the deferred Annual Variable Remuneration of Senior Management (15 members as of 31 December 2019, excluding executive directors) for financial year 2016 has been determined, with delivery, if conditions are met, taking place during financial year 2020, subject to the conditions established for this purpose in the applicable remuneration policy.

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2016 to calculate the deferred portion of this remuneration, and in application of the relevant scales of achievement and their corresponding targets and weightings, the final amount of the deferred portion of the Annual Variable Remuneration for members of the Senior Management for financial year 2016 has been determined, following the corresponding downward adjustment as a consequence of the result of the TSR indicator. The combined total amount, excluding executive directors, has been determined to be €1,277 thousand and 196,899 BBVA shares, including the corresponding updates. With these amounts paid, there will be no more outstanding payments due to the Senior Management in respect of the Annual Variable Remuneration for the 2016 financial year.

Lastly, in addition to the abovementioned Deferred Portion of the Annual Variable Remuneration for financial year 2019, as at year-end 2019 and in accordance with the conditions established in the remuneration policies applicable in previous years, 60% of the Annual Variable Remuneration corresponding to financial years 2017 and 2018 has been deferred and is pending payment to the members of the Senior Management and will be received in future years if the applicable conditions are met.

Remuneration system with deferred delivery of shares for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders' Meeting held on 18 March 2006 and extended by resolutions of the General Meetings held on 11 March 2011 and 11 March 2016 for an additional period of five years in each case.

This system involves the annual allocation to non-executive directors of a number of "theoretical shares" of BBVA equivalent to 20% of the total remuneration received in cash by each of them in the previous financial year. This is calculated according to the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the Annual General Shareholders' Meetings that approve the corresponding annual financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for reasons other than serious breach of their duties.

The "theoretical shares" allocated to non-executive directors who are beneficiaries of the remuneration system in shares with deferred delivery in financial year 2019, corresponding to 20% of the total remuneration in cash received by each of them in financial year 2018, are as follows:

	Theoretical shares allocated in 2019	Theoretical shares accumulated as at 31 December 2019
Tomás Alfaro Drake	10,138	93,587
José Miguel Andrés Torrecillas	19,095	55,660
Jaime Caruana Lacorte	9,320	9,320
Belén Garijo López	12,887	47,528
Sunir Kumar Kapoor	6,750	15,726
Carlos Loring Martínez de Irujo	17,515	116,391
Lourdes Máiz Carro	11,160	34,320
José Maldonado Ramos	15,328	94,323
Ana Peralta Moreno	5,624	5,624
Juan Pi Llorens	17,970	72,141
Susana Rodríguez Vidarte	17,431	122,414
Jan Verplancke	5,203	5,203
Total	148,421	672,237

Pension commitments with directors and Senior Management

The Bank has not made pension commitments with non-executive directors.

With regard to the Group Executive Chairman, the Remuneration Policy for BBVA Directors establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of a serious breach of duties, to receive a retirement pension, paid in either income or capital, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields as of that date.

The annual contribution to cover the retirement contingency in the Group Executive Chairman's defined-contribution system, as established in the Remuneration Policy for BBVA Directors, was determined as a result of the conversion of his previous defined-benefit rights into a defined-contribution system, in the annual amount of €1,642 thousand. The Board of Directors may update this amount during the term of the Policy, in the same way and under the same terms as it may update the Annual Fixed Remuneration.

15% of the aforementioned agreed annual contribution will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Remuneration Policy for BBVA Directors.

In the event the contractual relationship terminates before reaching retirement age for reasons other than serious breach of duties, the retirement pension due to the Group Executive Chairman upon reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for the Group Executive Chairman, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.

In line with the above, during the 2019 financial year, €1,919 thousand were recorded to meet the pension commitments for the Chairman. This amount includes the contribution to the retirement contingency (€1,642 thousand) and the payment of premiums for the death and disability contingencies (€278 thousand), as well as the negative adjustment of €1 thousand for “discretionary pension benefits” for the 2018 financial year, which were declared at 2018 year-end and had to be registered in the accumulated fund in 2019.

As of 31 December 2019, the total accumulated amount of the fund to meet the retirement commitments for the Group Executive Chairman was €21,582 thousand.

With regard to the agreed annual contribution to the retirement contingency corresponding to the 2019 financial year, 15% (€246 thousand) has been registered in that financial year as "discretionary pension benefits". Following year-end 2019, this amount has been adjusted according to the criteria established to determine the Group Executive Chairman's Annual Variable Remuneration for 2019. Accordingly, the "discretionary pension benefits" for the 2019 financial year have been determined in an amount of €261 thousand, which will be included in the accumulated fund for financial year 2020, subject to the same conditions as the Deferred Portion of the Annual Variable Remuneration for financial year 2019, as well as to the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

With regard to the Chief Executive Officer, in accordance with the provisions of the current Remuneration Policy for BBVA Directors and his contract, the Bank has not made any retirement commitments, although he is entitled to an annual cash sum instead of a retirement pension (cash in lieu of pension), equivalent to 30% of his Annual Fixed Remuneration. The Bank has also made pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums will be paid.

In accordance with the above, in the 2019 financial year the Bank has paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out in the “Remuneration received by executive directors in 2019” section of this Note. Furthermore, €141 thousand were recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

For the executive director Head of GE&PA, the pension system provided for in the Remuneration Policy for BBVA Directors establishes an annual contribution of 30% of the Head of GE&PA's Annual Fixed Remuneration to cover the retirement contingency. 15% of the aforementioned agreed annual contribution will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Policy.

The executive director Head of GE&PA, upon reaching retirement age, will be entitled to receive, in the form of capital or income, the benefits arising from contributions made by the Bank to cover pension commitments, plus the corresponding yield accumulated up to that date, provided the executive director Head of GE&PA does not leave said position due to serious breach of duties. In the event of voluntary termination of the contractual relationship by the director before retirement, the benefits will be limited to 50% of the contributions made by the Bank up to that date, together with the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event upon termination of the contractual relationship.

With respect to the commitments to cover the contingencies for death and disability benefits for the executive director Head of GE&PA, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage under their pension system.

In line with the above, during the 2019 financial year, €404 thousand have been recorded to meet the pension commitments for the executive director Head of GE&PA. This amount includes the contribution to the retirement contingency (€250 thousand) and the payment of premiums to cover the death and disability contingencies (€150 thousand), as well as €4 thousand corresponding to the adjustment made to the amount of "discretionary pension benefits" for financial year 2018, as declared at 2018 year-end and which had to be registered in the accumulated fund in 2019.

As of 31 December 2019, the total accumulated amount of the fund to meet the retirement commitments for the executive director Head of GE&PA amounts to €1,404 thousand.

With regard to the annual contribution agreed for the retirement contingency, 15% (€38 thousand) has been registered in 2019 as "discretionary pension benefits" and, following year-end 2019, this amount has been adjusted according to the criteria established to determine the executive director Head of GE&PA's Annual Variable Remuneration for 2019. Accordingly, the "discretionary pension benefits" for the financial year have been determined in an amount of €40 thousand, which will be included in the accumulated fund for financial year 2020, subject to the same conditions as the Deferred Portion of the Annual Variable Remuneration for financial year 2019, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

In addition, during the 2019 financial year, €3,281 thousand have been recorded to meet the pension commitments for members of the Senior Management (15 members holding that position as of 31 December 2019, excluding executive directors). This amount includes both the contribution to the retirement contingency (€2,656 thousand) and the payment of premiums to cover the death and disability contingencies (€627 thousand), as well as the negative adjustment of €2 thousand for “discretionary pension benefits” for the 2018 financial year, as declared at 2018 year-end, and which had to be registered in the accumulated fund in 2019.

At 31 December 2019, the total accumulated amount of the fund to meet the retirement commitments for members of the Senior Management amounts to €20,287 thousand.

15% of the agreed annual contributions for members of the Senior Management to cover retirement contingencies will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of the Senior Management.

Accordingly, with regard to the agreed annual contribution for the retirement contingency registered in the 2019 financial year, an amount of €389 thousand has been registered as "discretionary pension benefits" during the 2019 financial year and, following year-end 2019, this amount has been adjusted according to the same criteria established to determine the Senior Management's Annual Variable Remuneration for 2019. Accordingly, the "discretionary pension benefits" for members of the Senior Management for the financial year have been determined in an amount of €402 thousand, which will be included in the accumulated fund for financial year 2020, subject to the same conditions as the Deferred Portion of Annual Variable Remuneration for financial year 2019, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

Payments for the termination of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments regarding severance payments to executive directors.

With regard to Senior Management, excluding executive directors, the Bank has paid out a total of €8,368 thousand during financial year 2019, resulting from the termination of the contractual relationship with four senior managers with an average length of service in the Group of 25 years, in execution of their contracts. These contracts include the right to receive the relevant legal indemnity, provided that termination of their contract is not due to voluntary leave, retirement, disability or serious breach of their duties. The amount of this pay will be calculated in accordance with the provisions of applicable labor regulations. In some cases, the contracts also include the right to an amount additional to the legal indemnity, which will be considered variable remuneration in accordance with the solvency regulations that apply to this group, as well as notice clauses.

In line with the above, as of 31 December 2019, €1,199 thousand is pending payment and will be paid, if conditions are met, in accordance with the same schedule and regulations of the settlement and payment system applicable to the Annual Variable Remuneration for financial year 2019, as established in the remuneration policy applicable to the members of Senior Management.

All these payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the Group's risk profile, to which senior managers belong.

55.   Other information

Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2019, there is no item included that requires disclosure in an environmental information report pursuant to Ministry JUS/318/2018, of March 21, by which the new model for the presentation in the Commercial Register of the consolidated annual accounts of the subjects obliged to its publication is approved.

56.   Subsequent events

On January 31, 2020 it was announced that it was foreseen to submit to the consideration of the corresponding government bodies the proposal of cash payment in a gross amount of euro 0.16 per share to be paid in April 2020 as final dividend for 2019 (see Note 4).

From January 1, 2020 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.63	49.37	100.00	21	21	1
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	19	17	1
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,538	1,625	(73)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	99	71	9
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1,444	1,504	(57)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	43	42	1
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	27	8	(1)
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	-	100.00	100.00	4	4	(2)
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	(3)	4
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	-	100.00	100.00	-	-	-
APLICA TECNOLOGIA AVANZADA SA DE CV	MEXICO	SERVICES	100.00	-	100.00	203	219	8
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	872	872	-
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	12	24	(2)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	114	-
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	58	64	1
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	11	-
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	64	79	-
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	5	6	-
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	22	24	-
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	-	100.00	100.00	28	37	(4)
AZLO BUSINESS, INC	UNITED STATES	SERVICES	-	100.00	100.00	5	19	(14)
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	-	99.95	-	1	-
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	39.97	26.58	66.55	157	963	214
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	-	100.00	110	164	41
BANCO INDUSTRIAL DE BILBAO SA	SPAIN	BANKING	-	99.93	99.93	47	45	2
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	-
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	-	100.00	100.00	51	45	6
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	36	132	(7)
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	611	16
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	-	100.00	98	114	7
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-
BBVA ASSET MANAGEMENT SA SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	10	6	4
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	43	(58)	114
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	31	21	10
BBVA AUTOMERCANTIL COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	6	4	1
BBVA BANCO CONTINENTAL SA (1)	PERU	BANKING	-	46.12	46.12	1,139	2,041	439
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	19	11	8

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
BBVA BANCOMER OPERADORA SA DE CV	MEXICO	SERVICES	-	100.00	100.00	21	4	23
BBVA BANCOMER SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	10,124	7,549	2,244
BBVA BANCOMER SEGUROS SALUD SA DE CV	MEXICO	INSURANCES SERVICES	-	100.00	100.00	13	14	(1)
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	50	53	18
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	-	100.00	100.00	5	4	1
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	-	100.00	16	25	-
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	10	5
BBVA BROKER SA	ARGENTINA	INSURANCES SERVICES	-	99.96	99.96	-	3	4
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	355	1,186	229
BBVA CONSOLIDAR SEGUROS SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	8	21	12
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	2	2	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	26	20	5
BBVA DATA & ANALYTICS SL	SPAIN	SERVICES	-	100.00	100.00	6	3	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	5	3	2
BBVA FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	231	227	2
BBVA FINANZIA SPA	ITALY	IN LIQUIDATION	100.00	-	100.00	3	4	-
BBVA FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	22	17	5
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	14	11	2
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUNDS MANAGEMENT	100.00	-	100.00	8	6	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	5	-
BBVA GLOBAL MARKETS BV	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	139	299	54
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SPAIN	SERVICES	76.00	-	76.00	1	1	1
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	52	3
BBVA INSURANCE AGENCY, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	47	38	9
BBVA INTERNATIONAL PREFERRED SOCIEDAD ANONIMA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	2	3	-
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	133	15
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	10	18	18
BBVA MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,989	2,907	77
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	31	22	4
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	-
BBVA OP3N S.L.	SPAIN	SERVICES	-	100.00	100.00	2	2	(1)
BBVA OPEN PLATFORM INC	UNITED STATES	SERVICES	-	100.00	100.00	3	8	(6)
BBVA PARAGUAY SA	PARAGUAY	BANKING	100.00	-	100.00	23	139	31
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	19	8

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	947	199
BBVA PLANIFICACION PATRIMONIAL SL	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	5	8
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	6	-
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	39	43	-
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	206	193	13
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	15	9
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	104	34
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	713	532	298
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	-	-
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	10	5	6
BBVA TRANSFER HOLDING INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	96	81	16
BBVA TRANSFER SERVICES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	73	63	10
BBVA USA	UNITED STATES	BANKING	-	100.00	100.00	11,063	10,997	107
BBVA USA BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,424	11,755	135
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	5	5	-
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	12	8	4
BILBAO VIZCAYA HOLDING SA	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	41	87	15
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
CAIXA MANRESA IMMOBILIARIA SOCIAL SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	3	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	1	-
CAIXASABADELL PREFERENTS SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1	-
CARTERA E INVERSIONES SA CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	27	77
CASA DE BOLSA BBVA BANCOMER SA DE CV	MEXICO	SECURITIES DEALER	-	100.00	100.00	46	26	21
CATALONIA GEBIRA, S.L. (IN LIQUIDATION)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
CATALUNYACAIXA CAPITAL SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	82	81	1
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	-	100.00	321	317	-
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	-	100.00	2	2	-
CDD GESTIONI S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	10	-
CETACTIUS SL	SPAIN	REAL ESTATE	100.00	-	100.00	1	1	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-
CIDESSA UNO SL	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	(38)	65
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	54	-

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
CLUB GOLF HACIENDA EL ALAMO, S.L.( IN LIQUIDATION)	SPAIN	IN LIQUIDATION	-	97.87	97.87	1	1	-
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	5	4	1
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	239	11
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,429	7,344	85
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	44	44	-
COMPASS INSURANCE TRUST	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,512	6,429	84
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	74	73	1
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,380	5,323	66
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	1	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	7	-
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	8	7	1
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,433	20
COVAULT, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	3	(3)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	2	4	(1)
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	MEXICO	SERVICES	-	100.00	100.00	1	1	-
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	2	-
DATA ARCHITECTURE AND TECHNOLOGY OPERADORA SA DE CV	MEXICO	SERVICES	-	100.00	100.00	-	-	-
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	3	(2)
DENIZEN GLOBAL FINANCIAL SAU	SPAIN	PAYMENT ENTITIES	100.00	-	100.00	-	5	(3)
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	113	150	(5)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	30	18	12
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	-	-	-
EL MILANILLO, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2	3	(1)
ENTRE2 SERVICIOS FINANCIEROS E.F.C SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	8	(1)
EUROPEA DE TITULIZACION SA SGFT .	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	20	3
EXPANSION INTERCOMARCAL SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	16	17	-
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION (1)	MEXICO	REAL ESTATE	-	42.40	42.40	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	50	45	5
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	-	-	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	5	3	2
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	-	100.00	100.00	1	1	-
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	-	2	-
FIDEICOMISO N.989 EN THE BANK OF NEW YORK MELLON SA INSTITUCION DE BANCA MULTIPLE FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	(3)	3
FIDEICOMISO Nº 847 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	3	2	1
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	5	6	(1)
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. (IN LIQUIDATION)	SPAIN	IN LIQUIDATION	-	60.00	60.00	-	-	-
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	-	100.00	100.00	1	1	-
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	6	5	1
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	43	35	6
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	246	187	49
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	291	(3)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	262	293	25
GARANTI BBVA AS (1)	TURKEY	BANKING	49.85	-	49.85	4,967	7,219	968
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	173	129	71
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	20	21	4
GARANTI BBVA FILO AS	TURKEY	SERVICES	-	100.00	100.00	1	5	5
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	152	137	16
GARANTI BBVA PORTFOY AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	20	14	6
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	48	26	23
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	TURKEY	SERVICES	-	100.00	100.00	15	12	4
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	(5)	(14)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	263	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	-	-
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	3	-
GARANTI YATIRIM ORTAKLIGI AS	TURKEY	INVESTMENT COMPANY	-	91.40	91.40	-	6	1
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	-	100.00	100.00	587	577	7
GARRAF MEDITERRANIA, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	-	100.00	11	12	(1)

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	3	3	-
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	-	100.00	3	4	-
GESCAT POLSKA SP ZOO	POLAND	REAL ESTATE	100.00	-	100.00	-	-	-
GESCAT SINEVA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	91	92	(2)
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	21	5
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	-
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	-	100.00	423	409	14
GRUPO FINANCIERO BBVA BANCOMER SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	8,586	2,645
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	33	33	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-
HABITATGES FINVER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
HABITATGES JUVIPRO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U. (IN LIQUIDATION)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	1	-
HOLVI DEUTSCHLAND SERVICE GMBH ( IN LIQUIDATION)	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	-	-
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	55	22	(17)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	349	342	6
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	343	337	6
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	35	21	14
INMUEBLES Y RECUPERACIONES CONTINENTAL SA	PERU	REAL ESTATE	-	100.00	100.00	44	42	2
INPAU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	98	102	-
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	8	2
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC NV (1)	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.01	16	46	6
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	-	1	(1)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-
IRIDION SOLUCIONS IMMOBILIARIES SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
JALE PROCAM, S.L. (IN LIQUIDATION)	SPAIN	IN LIQUIDATION	-	50.00	50.00	-	(53)	(2)
L'EIX IMMOBLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
LIQUIDITY ADVISORS LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,154	1,144	17
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	2	-
MICRO SPINAL LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	(1)
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	36	25	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	1	1

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	27	18	9
NOIDIRI SL	SPAIN	REAL ESTATE	100.00	-	100.00	-	-	-
NOVA TERRASSA 3, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	2	1	1
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	-	100.00	100.00	-	-	-
OPENPAY S.A.P.I DE C.V.	MEXICO	PAYMENT ENTITIES	-	100.00	100.00	18	4	(1)
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	-	100.00	1	30	6
OPPLUS SAC (IN LIQUIDATION)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-
P.I. HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
PECRI INVERSION SA	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	169	166	3
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	245	211	90
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	288	285	5
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	84	84	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	26	26	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	-
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	36	37	(1)
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	5	(1)
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	7	(2)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
PROMOU GLOBAL, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	18	18	-
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	-	99.50	99.50	52	64	15
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	107	90	17
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	1	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
PROV-INFI-ARRAHONA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	2	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	50.00	50.00	8	21	(4)
PUERTO CIUDAD LAS PALMAS, S.A.	SPAIN	REAL ESTATE	-	96.64	96.64	-	(24)	(1)

(*)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	12	2
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	38	16	2
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	-	(1)
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	772	753	14
SAGE OG I, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	4	-
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	-	100.00	5	5	-
SATICEM IMMOBILIARIA SL	SPAIN	REAL ESTATE	100.00	-	100.00	16	15	1
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
SEGUROS BBVA BANCOMER SA DE CV GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	413	336	282
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	8	8	-
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	6	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	6	1
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	16	12	4
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	56	78	(23)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	-	100.00	71	76	(5)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO SA	SPAIN	INACTIVE	77.20	-	77.20	-	-	-
SPORT CLUB 18 SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	12	(3)
TEXAS LOAN SERVICES LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,170	1,151	20
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	16	15	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	30	30	1
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	29	1
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	-	100.00	336	543	(18)
UPTURN FINANCIAL INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	4	(3)
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	-	60.60	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	-	-	1
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	51.00	51.00	15	29	1

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2019.

(**)  In accordance with  Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group

Acquisitions or increases of interest ownership in consolidated subsidiaries

			% Legal share of participation			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Assets 31.12.19	Liabilities 31.12.19	Equity excluding profit (loss) 31.12.19	Profit (loss) 31.12.19
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	19	11	7	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	39.02	-	39.02	136	3,285	3,024	350	(90)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	5	10	-	9	1
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC ENTITIES AND INSTITUTIONS	16.67	-	16.67	23	146	6	131	9
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	ELECTRONIC MONEY ENTITIES	-	21.03	21.03	3	103	89	5	9
DIVARIAN PROPIEDAD, S.A.U.	SPAIN	REAL ESTATE	20.00	-	20.00	630	3,252	101	3,199	(48)
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	2	8	-	13	(4)
METROVACESA SA	SPAIN	REAL ESTATE	9.44	11.41	20.85	443	2,622	280	2,343	(1)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	20.00	-	20.00	14	128	56	60	11
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	40.00	40.00	10	118	93	28	(4)
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	-	46.14	46.14	11	23	-	20	3
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	ESPAÑA	FINANCIAL SERVICES	28.72	-	28.72	8	31	3	27	1
SOLARISBANK AG	GERMANY	BANKING	-	22.22	22.22	36	416	369	65	(18)
TELEFONICA FACTORING ESPAÑA SA	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	60	46	7	7
TF PERU SAC	PERU	FINANCIAL SERVICES	-	24.30	24.30	1	6	1	3	2
JOINT VENTURES
ADQUIRA MEXICO SA DE CV	MEXICO	COMMERCIAL	-	50.00	50.00	2	6	2	4	-
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITY DEALER	50.00	-	50.00	73	2,448	2,301	138	9
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	-	50.00	50.00	9	17	-	16	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (1)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	5	58	-
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	14	81	53	27	2
FIDEICOMISO DE ADMINISTRACION REDETRANS	COLOMBIA	FINANCIAL SERVICES	-	25.07	25.07	1	4	-	4	-
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	-	42.40	42.40	8	18	-	18	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (1)	MEXICO	REAL ESTATE	-	32.25	32.25	12	182	-	182	-
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	37	514	439	67	8
VITAMEDICA ADMINISTRADORA, S.A. DE C.V	MEXICO	SERVICES	-	51.00	51.00	5	19	10	9	-

(*)  In foreign companies the exchange rate of December 31, 2019 is applied.

(1) Classified as Non-current asset in seld.

APPENDIX III. Changes and notification of participations in the BBVA Group in 2019

Acquisitions or increases of interest ownership in consolidated subsidiaries

			Millions of Euros		% of Voting rights
Company	Type of transaction	Activity	Price paid in the transactions + expenses directly attributable to the transactions	Fair value of equity instruments issued for the transactions	% participation (net) acquired in the year	Total voting rights controlled after the transactions	Effective date for the transaction (or notification date)	Category
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	FOUNDING	SERVICES	1	-	100.00%	100.00%	22-Jul-19	SUBSIDIARY
DATA ARCHITECTURE AND TECHNOLOGY OPERADORA SA DE CV	FOUNDING	SERVICES	-	-	100.00%	100.00%	22-Jul-19	SUBSIDIARY
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	CAPITAL INCREASE	INVESTMENT COMPANY	4	-	25.00%	100.00%	25-Nov-19	SUBSIDIARY
BBVA PROCUREMENT AMERICA SA DE CV (1)	FOUNDING	SERVICES	-	-	100.00%	100.00%	4-Mar-19	SUBSIDIARY
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	FOUNDING	REAL ESTATE	1	-	100.00%	100.00%	1-Sep-19	SUBSIDIARY
OPENPAY COLOMBIA SAS	FOUNDING	PAYMENT INSTITUTIONS	-	-	100.00%	100.00%	9-Oct-19	SUBSIDIARY

(1) Company incorporated and liquidated in the same year.

Changes and notification of participations in the BBVA Group in 2019 (continued)

Disposals or reduction of interest ownership in consolidated subsidiaries

			Millions of Euros		% of Voting rights
Company	Type of transaction	Activity	Profit (loss) in the transaction	Changes in the equity due to the transaction	% Participation sold in the year	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)	Category
BBVA FRANCES VALORES, S.A.	MERGER	SECURITIES DEALER	-	-	100.00%	-	31-Oct-19	SUBSIDIARY
ENTIDAD DE PROMOCION DE NEGOCIOS SA	LIQUIDATION	OTHER HOLDING	-	-	99.88%	-	14-Jun-19	SUBSIDIARY
BBVA NOMINEES LIMITED ( IN LIQUIDATION)	LIQUIDATION	SERVICES	-	-	100.00%	-	2-Apr-19	SUBSIDIARY
BBVA LUXINVEST SA	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	-	2-Sep-19	SUBSIDIARY
BBVA CONSULTORIA, S.A.	LIQUIDATION	SERVICES	-	-	100.00%	-	18-Feb-19	SUBSIDIARY
RENTRUCKS ALQUILER Y SERVICIOS DE TRANSPORTE SA	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	30-Apr-19	SUBSIDIARY
FIDEICOMISO Nº 711 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	30-May-19	SUBSIDIARY
FIDEICOMISO Nº 752 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	30-Nov-19	SUBSIDIARY
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MERGER	REAL ESTATE	-	-	100.00%	-	29-Nov-19	SUBSIDIARY
FINANCEIRA DO COMERCIO EXTERIOR SAR.	LIQUIDATION	COMMERCIAL	-	-	100.00%	-	21-Jan-19	SUBSIDIARY
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	9-May-19	SUBSIDIARY
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	LIQUIDATION	SERVICES	-	-	100.00%	-	25-Feb-19	SUBSIDIARY
COPROMED SA DE CV	LIQUIDATION	SERVICES	-	-	100.00%	-	18-Oct-19	SUBSIDIARY
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	16-Sep-19	SUBSIDIARY
PERSONAL DATA BANK SLU	LIQUIDATION	SERVICES	-	-	100.00%	-	31-Dec-19	SUBSIDIARY
BBVA PROCUREMENT AMERICA SA DE CV (1)	LIQUIDATION	SERVICES	-	-	100.00%	-	11-Dec-19	SUBSIDIARY
GARANTI HIZMET YONETIMI AS	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	23-Dec-19	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2019 (continued)

Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

			Millions of Euros		% of Voting rights
Company	Type of transaction	Activity	Price paid in the transactions + expenses directly attributable to the transactions	Fair value of equity instruments issued for the transactions	% Participation (net) acquired in the year	Total voting rights controlled after the transactions	Effective date for the transaction (or notification date)	Category
PRIVACYCLOUD S.L.	ACQUISITION	SERVICES	1	-	18.10%	20.00%	11-Oct-19	ASSOCIATED

Changes and notification of participations in the BBVA Group in 2019 (continued)

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

			Millions of Euros	% of Voting rights
Company	Type of transaction	Activity	Profit (loss) in the transaction	% Participation sold in the year	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)	Category
REAL ESTATE DEAL II SA	LIQUIDATION	REAL ESTATE	-	20.06%	-	11-Nov-19	JOINT VENTURE
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	DISPOSAL	REAL ESTATE	10	33.33%	-	31-Dec-19	ASSOCIATED
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	DILUTION EFFECT	BANKING	7	18.10%	11.90%	29-Jul-19	ASSOCIATED
AXIACOM-CRI, S.L. (IN LIQUIDATION)	LIQUIDATION	REAL ESTATE	-	50.00%	-	30-Oct-19	JOINT VENTURE
HABITATGES LLULL, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	20-Nov-19	JOINT VENTURE
PROMOCIONS CAN CATA, S.L. (IN LIQUIDATION)	LIQUIDATION	REAL ESTATE	-	64.29%	-	17-Jun-19	JOINT VENTURE
RESIDENCIAL SARRIA-BONANOVA, S.L. EN LIQUIDACIÓN	LIQUIDATION	REAL ESTATE	-	27.22%	-	31-Dec-19	ASSOCIATED
INNOVA 31, S.C.R., S.A.( EN LIQUIDACION)	LIQUIDATION	FINANCIAL SERVICES	-	27.04%	-	01-Mar-19	ASSOCIATED
PROVIURE CZF, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	31-Dec-19	JOINT VENTURE
PROVIURE CZF PARC D'HABITATGES, S.L.	LIQUIDATION	REAL ESTATE	-	100.00%	-	31-Dec-19	JOINT VENTURE

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2019

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BBVA BANCO CONTINENTAL SA	BANKING	-	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	-	48.00
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	PENSION FUND MANAGEMENT	75.00	5.00	80.00
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	-	60.00
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	-	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00
GARANTI BBVA EMEKLILIK AS	INSURANCES	-	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	IN LIQUIDATION	-	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	-	76.00
JALE PROCAM, S.L. (IN LIQUIDATION)	IN LIQUIDATION	-	50.00	50.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	-	50.00	50.00

APPENDIX V. BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2019 (*)
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	06/2005	100	15
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	03/2004	100	10
BBVA CONSUMER AUTO 2018-1	BBVA, S.A.	06/2018	800	736
BBVA CONSUMO 7 FTA	BBVA, S.A.	07/2015	1,450	350
BBVA CONSUMO 8 FT	BBVA, S.A.	07/2016	700	337
BBVA CONSUMO 9 FT	BBVA, S.A.	03/2017	1,375	850
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700	25
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500	25
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500	897
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600	1,076
BBVA RMBS 11 FTA	BBVA, S.A.	06/2012	1,400	940
BBVA RMBS 12 FTA	BBVA, S.A.	12/2013	4,350	2,959
BBVA RMBS 13 FTA	BBVA, S.A.	07/2014	4,100	2,908
BBVA RMBS 14 FTA	BBVA, S.A.	11/2014	700	447
BBVA RMBS 15 FTA	BBVA, S.A.	05/2015	4,000	2,945
BBVA RMBS 16 FT	BBVA, S.A.	05/2016	1,600	1,245
BBVA RMBS 17 FT	BBVA, S.A.	11/2016	1,800	1,460
BBVA RMBS 18 FT	BBVA, S.A.	11/2017	1,800	1,582
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000	1,664
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000	1,312
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000	2,187
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295	788
BBVA VELA SME 2018	BBVA, S.A.	03/2018	1,950	873
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500	8
FTA TDA-22 MIXTO	BBVA, S.A.	12/2004	112	22
FTA TDA-27	BBVA, S.A.	12/2006	275	79
FTA TDA-28	BBVA, S.A.	07/2007	250	76
GAT ICO FTVPO 1, F.T.H	BBVA, S.A.	06/2009	358	64
HIPOCAT 10 FTA	BBVA, S.A.	07/2006	1,500	253
HIPOCAT 11 FTA	BBVA, S.A.	03/2007	1,600	263
HIPOCAT 7 FTA	BBVA, S.A.	06/2004	1,400	192
HIPOCAT 8 FTA	BBVA, S.A.	05/2005	1,500	227
HIPOCAT 9 FTA	BBVA, S.A.	11/2005	1,000	176
TDA 19 FTA	BBVA, S.A.	03/2004	200	21
TDA 20-MIXTO, FTA	BBVA, S.A.	06/2004	100	12
TDA 23 FTA	BBVA, S.A.	03/2005	300	45
TDA TARRAGONA 1 FTA	BBVA, S.A.	12/2007	397	103
VELA CORPORATE 2018-1	BBVA, S.A.	12/2018	1,000	469
BBVA Consumo 10FT	BBVA, S.A.	07/2019	2,000	1,946
BBVA RMBS 19 FT	BBVA, S.A.	11/2019	2,000	1,983

			Millions of Euros
Securitization fund (not consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2019 (*)
FTA TDA-18 MIXTO	BBVA, S.A.	nov.-03	91	10
HIPOCAT 6 FTA	BBVA, S.A.	jul.-03	850	93

(*) Solvency scope.

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2019, 2018 and 2017

Outstanding as of December 31, 2019, 2018, and 2017 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2019	December 2018	December 2017	Prevailing Interest Rate as of December 31, 2019	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA, S.A
February-07	EUR	-	-	255	0.47%	16-Feb-22
March-08	EUR	125	125	125	6.03%	03-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
February-14	EUR	-	1,500	1,500	7.00%	Perpetual
April-14	EUR	-	1,494	1,494	3.50%	11-Apr-24
February-15	EUR	1,500	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	1,000	8.88%	Perpetual
February-17	EUR	1,000	1,000	997	3.50%	10-Feb-27
February-17	EUR	165	165	165	4.00%	24-Feb-32
May-17	EUR	150	150	150	2.54%	24-May-27
May-17	EUR	500	500	500	5.88%	Perpetual
September-18	EUR	1,000	990	-	5.88%	Perpetual
February-19	EUR	750	-	-	2.58%	22-Feb-29
March-19	EUR	1,000	-	-	6.00%	Perpetual
Different issues	EUR	379	384	386
Subtotal	EUR	7,668	8,906	8,171
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	-	-	99	0.47%	13-Oct-20
July-08	EUR	-	-	20	6.11%	22-Jul-18
Subtotal	EUR	-	-	119
Total issues in euros	EUR	7,668	8,906	8,290

(*)   The issuances of BBVA Subordinated Capital, S.A.U. are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2019, 2018, and 2017 of subordinated issues (continued)

			Millions of Euros
Issuer entity and issued date	Currency	December 2019	December 2018	December 2017	Prevailing Interest Rate as of December 31, 2019	Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA, S.A
May-13	USD	-	-	1,251	9.00%	Perpetual
March-17	USD	107	105	100	5.70%	31-Mar-32
November-17	USD	890	873	834	6.13%	Perpetual
May-18	USD	265	260	-	5.25%	29-May-33
September-19	USD	890	-	-	6.50%	Perpetual
Subtotal	USD	2,152	1,238	2,185
May-17	CHF	18	18	17	1.60%	24-May-27
Subtotal	CHF	18	18	17
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	177	169	162	7.00%	01-Dec-25
Subtotal	USD	177	169	162
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE (**)
Different issues	CLP	-	-	574
Subtotal	CLP	-	-	574
BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
April-10	USD	667	874	831	7.25%	22-Apr-20
March-11	USD	667	1,092	1,039	6.50%	10-Mar-21
July-12	USD	1,333	1,311	1,247	6.75%	30-Sep-22
November-14	USD	178	175	166	5.35%	12-Nov-29
January-18	USD	889	874	-	5.13%	18-Jan-33
September-19	USD	667	-	-	5.875%	13-Sep-34
Subtotal	USD	4,401	4,325	3,283
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY
Different issues	USD	2	-	-
Subtotal	USD	2	-	-
BBVA PARAGUAY (***)
November-14	USD	18	19	17	6.75%	05-Nov-21
November-15	USD	22	23	21	6.70%	18-Nov-22
Subtotal	USD	40	42	38

(*)   The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank

(**) The €574 million subordinated issuances of BBVA Chile as of December 2017 were recorded in the heading "Liabilities included in disposal groups classified as held for sale".

(***) The amount of 2019 is recorded under the heading “Liabilities included in disposal groups classified as held for sale”.

Outstanding as of December 31, 2019, 2018, and 2017 of subordinated issues

		Millions of Euros

Issuer entity and issued date (continued)	Currency	December 2019	December 2018	December 2017	Prevailing Interest Rate as of December 31, 2019	Maturity Date
COMPASS BANK
March-05	USD	203	199	190	5.50%	01-Apr-20
March-06	USD	63	62	59	5.90%	01-Apr-26
April-15	USD	623	611	584	3.88%	10-Apr-25
Subtotal	USD	889	872	833
BBVA COLOMBIA, S.A.
September-11	COP	-	-	28	8.31%	19-Sep-18
September-11	COP	29	28	30	8.48%	19-Sep-21
September-11	COP	42	42	44	8.72%	19-Sep-26
February-13	COP	54	53	56	7.65%	19-Feb-23
February-13	COP	45	44	46	7.93%	19-Feb-28
November-14	COP	24	24	25	8.53%	26-Nov-29
November-14	COP	34	43	45	8.41%	26-Nov-34
Subtotal	COP	229	233	273
April-15	USD	333	332	313	4.88%	21-Apr-25
Subtotal	USD	333	332	313
BANCO CONTINENTAL, S.A.
June-07	PEN	22	20	20	3.47%	18-Jun-32
November-07	PEN	19	18	18	3.56%	19-Nov-32
July-08	PEN	17	16	16	3.06%	08-Jul-23
September-08	PEN	18	17	17	3.09%	09-Sep-23
December-08	PEN	11	10	10	4.19%	15-Dec-33
Subtotal	PEN	87	82	80	-	-
May-07	USD	18	17	17	6.00%	14-May-27
February-08	USD	18	18	17	6.47%	28-Feb-28
October-13	USD	41	40	38	6.53%	02-Oct-28
September-14	USD	269	252	244	5.25%	22-Sep-29
Subtotal	USD	346	328	315
TURKIYE GARANTI BANKASI A.S.
May-17	USD	664	652	623	6.13%	24-May-27
Subtotal	USD	664	652	623
October-19	TRY	38	-	-	13.64%	07-Oct-29
Subtotal	TRY	38	-	-	-	-
Total issues in foreign currencies(Millions of Euros)	EUR	9,376	8,291	8,695

Outstanding as of December 31, 2019, 2018, and 2017 of subordinated issues (Millions of euros)

	December 2019		December 2018		December 2017
Issuer entity and issued date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA COLOMBIA SA
December-93	COP	20	COP	19	COP	-
BBVA International Preferred, S.A.U.
July-07	GBP	37	GBP	35	GBP	35
Phoenix Loan Holdings Inc.
November-00	USD	19	USD	18	USD	18
Caixa Terrasa Societat de Participacion
August-05	EUR	28	EUR	52	EUR	51
Caixasabadell Preferents, S.A.
July-06	EUR	56	EUR	56	EUR	56
Others	-	-	-	-	-	-

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2019, 2018 and 2017.

December 2019 (Millions of Euros)
	USD	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
Assets
Cash, cash balances at central banks and other demand deposits	16,930	4,414	499	5,330	27,173
Financial assets held for trading	5,549	18,543	242	5,257	29,591
Non- trading financial assets mandatorily at fair value through profit or loss	900	3,509	4	116	4,529
Financial assets at fair value through comprehensive income	14,269	6,178	2,748	5,541	28,735
Financial assets at amortized cost	107,865	56,963	29,125	35,906	229,859
Joint ventures and associates	5	20	-	252	277
Tangible assets	921	2,214	1,050	1,026	5,211
Other assets	1,946	2,147	1,174	5,508	10,775
Total	148,384	93,989	34,842	58,934	336,149
Liabilities
Financial liabilities held for trading	4,063	16,064	170	2,465	22,762
Financial liabilities at amortized cost	136,661	54,733	20,681	36,758	248,834
Other liabilities	5,555	6,757	881	8,172	21,365
Total	146,280	77,555	21,732	47,394	292,961

December 2018 (Millions of Euros)
	USD	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,184	6,869	476	5,547	28,076
Financial assets held for trading	3,133	15,500	366	3,614	22,614
Non- trading financial assets mandatorily at fair value through profit or loss	650	2,303	3	58	3,014
Financial assets at fair value through comprehensive income	16,566	4,704	3,031	2,931	27,232
Financial assets at amortized cost	101,366	47,550	28,094	34,075	211,085
Joint-ventures and associates	5	54	-	267	326
Tangible assets	670	1,964	1,007	850	4,490
Other assets	3,444	2,911	1,361	2,879	10,595
Total	141,019	81,856	34,336	50,221	307,433
Liabilities
Financial liabilities held for trading	2,372	13,626	360	1,507	17,864
Financial liabilities at amortized cost	136,307	48,169	20,878	37,342	242,696
Other liabilities	3,874	6,081	750	7,200	17,904
Total	142,552	67,876	21,987	46,049	278,464

December 2017 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	17,111	4,699	827	4,264	26,902
Financial assets held for trading	2,085	14,961	484	4,583	22,113
Available-for-sale financial assets	14,218	8,051	4,904	3,010	30,183
Loans and receivables	93,069	39,717	32,808	34,488	200,081
Investments in entities accounted for using the equity method	5	124	-	147	276
Tangible assets	659	1,953	1,289	673	4,573
Other assets	7,309	5,041	4,426	18,662	35,438
Total	134,456	74,546	44,738	65,826	319,566
Liabilities
Financial liabilities held for trading	935	5,714	506	533	7,688
Financial liabilities at amortized cost	135,546	51,492	27,079	39,062	253,178
Other liabilities	3,907	8,720	1,039	16,593	30,259
Total	140,387	65,926	28,623	56,188	291,124

APPENDIX VIII.   Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a).   Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2019, 2018 and 2017 is as follows:

	DECEMBER 2019 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	73	93	64	64	49	-	11
Other financial corporations and individual entrepreneurs (financial business)	387	8	62	4	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	68,121	5,085	18,283	3,646	1,810	178	3,252
Of which: financing the construction and property (including land)	1,131	400	1,314	688	393	32	428
Other households (*)	173,403	1,510	67,513	5,827	4,414	33	1,519
Total	241,984	6,696	85,922	9,541	6,276	211	4,788

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	45	41	30	21	16	-	7
Other financial corporations and individual entrepreneurs (financial business)	241	6	30	2	1	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	39,380	3,148	11,706	2,466	1,020	50	2,923
Of which: financing the construction and property (including land)	819	321	790	445	210	4	392
Other households (*)	96,429	758	34,463	2,908	2,006	17	1,229
Total	136,095	3,954	46,229	5,396	3,044	67	4,164

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €624 million of collective loss allowances and €4,164 million of specific loss allowances.

	DECEMBER 2018 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	75	111	46	64	52	-	15
Other financial corporations and individual entrepreneurs (financial business)	252	13	29,360	5	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44,271	4,483	15,493	4,177	2,200	221	3,148
Of which: financing the construction and property (including land)	734	258	1,627	962	501	12	517
Other households (*)	193,061	1,326	355,466	6,990	5,083	150	1,716
Total	237,659	5,933	400,365	11,236	7,338	371	4,885

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	46	65	12	16	8	-	10
Other financial corporations and individual entrepreneurs (financial business)	133	4	29,320	4	2	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	25,420	2,723	9,922	2,777	1,192	100	2,773
Of which: financing the construction and property (including land)	631	200	1,145	656	254	1	477
Other households (*)	116,916	741	42,403	3,673	2,435	26	1,414
Total	142,515	3,533	81,657	6,470	3,636	126	4,202

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €682 million of collective loss allowances and €4,202 million of specific loss allowances.

	DECEMBER 2017 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	69	105	135	430	112	302	18
Other financial corporations and individual entrepreneurs (financial business)	4,727	36	93	8	1	-	21
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	113,464	4,672	17,890	6,258	3,182	251	3,579
Of which: financing the construction and property (including land)	1,812	398	3,495	2,345	1,995	-	1,327
Other households (*)	163,101	1,325	109,776	8,477	6,891	18	1,373
Total	281,361	6,138	127,894	15,173	10,186	571	4,991

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	50	72	45	29	22	-	16
Other financial corporations and individual entrepreneurs (financial business)	126	5	16	2	-	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	95,427	2,791	10,994	4,144	1,983	66	3,361
Of which: financing the construction and property (including land)	1,538	208	2,779	1,961	1,273	-	1,282
Other households (*)	105,468	747	47,612	4,330	3,270	6	1,231
Total	201,071	3,615	58,667	8,506	5,275	72	4,612

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €378 million of collective loss allowances and €4,612 million of specific loss allowances.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower’s financial situation.

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2019, 2018 and 2017:

Forbearance operations. Breakdown by segments (Millions of Euros)
	December 2019	December 2018	December 2017
Credit institutions	-	-	-
Central governments	147	160	518
Other financial corporations and individual entrepreneurs (financial activity)	6	13	24
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,479	5,512	7,351
Of which: Financing the construction and property development (including land)	660	702	1,416
Households	5,818	6,600	8,428
Total carrying amount	11,450	12,284	16,321
Financing classified as non-current assets and disposal groups held for sale	-	-	-

NPL ratio by type of renegotiated loan

The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2019 and December 31, 2018, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2019. NPL ratio renegotiated loan portfolio
Ratio of impaired loans - past due
General governments	39%
Commercial	64%
Of which: Construction and developer	70%
Other consumer	50%

December 2018. NPL ratio renegotiated loan portfolio
Ratio of impaired loans - past due
General governments	47%
Commercial	64%
Of which: Construction and developer	70%
Other consumer	53%

b).   Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

December 2019 (Millions of Euros)
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,257	1,067	10,886	4,914	1,510	1,077	3,651	801
Other financial institutions	23,114	281	13,699	1,856	219	103	11,688	115
Non-financial institutions and individual entrepreneurs	176,474	26,608	30,313	22,901	10,082	8,478	5,270	10,190
Construction and property development	15,171	4,497	2,114	2,313	1,765	1,476	457	600
Construction of civil works	7,146	756	468	499	248	152	106	219
Other purposes	154,157	21,355	27,731	20,089	8,069	6,850	4,707	9,371
Large companies	104,661	8,665	19,058	12,647	3,620	3,828	2,727	4,901
SMEs (**) and individual entrepreneurs	49,496	12,690	8,673	7,442	4,449	3,022	1,980	4,470
Rest of households and NPISHs (***)	167,117	108,031	5,582	23,057	27,714	32,625	20,529	9,688
Housing	110,178	104,796	2,332	20,831	26,639	31,707	18,701	9,250
Consumption	46,356	507	2,075	450	316	174	1,502	140
Other purposes	10,583	2,728	1,175	1,776	759	744	326	298
TOTAL	395,962	135,987	60,480	52,728	39,525	42,283	41,138	20,794
MEMORANDUM ITEM:
Forbearance operations (****)	11,450	7,396	256	1,547	1,427	1,572	1,247	1,859

(*)    The amounts included in this table are net of loss allowances.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions of Euros)
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	30,488	1,056	7,750	1,729	1,856	1,119	3,514	588
Other financial institutions	20,802	233	12,549	1,167	221	93	11,209	92
Non-financial institutions and individual entrepreneurs	173,493	29,001	32,371	25,211	11,121	9,793	5,087	10,160
Construction and property development	14,323	5,226	2,539	1,979	2,556	2,140	486	605
Construction of civil works	7,775	1,082	620	703	285	195	200	319
Other purposes	151,394	22,694	29,212	22,529	8,281	7,459	4,401	9,235
Large companies	97,132	9,912	19,069	13,918	3,979	4,019	2,245	4,820
SMEs (**) and individual entrepreneurs	54,262	12,782	10,143	8,611	4,302	3,440	2,156	4,416
Rest of households and NPISHs (***)	163,068	109,578	5,854	21,974	27,860	33,200	21,490	10,908
Housing	111,007	105,817	2,419	19,981	26,384	32,122	19,345	10,404
Consumption	40,124	522	2,600	489	587	306	1,597	142
Other purposes	11,938	3,239	835	1,505	888	772	547	362
TOTAL	387,850	139,868	58,524	50,082	41,058	44,206	41,300	21,747
MEMORANDUM:
Forbearance operations (****)	12,284	8,325	523	1,508	1,421	1,769	1,527	2,623

(*)    The amounts included in this table are net of loss allowances.

(**)   Small and medium enterprises

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2017 (Millions of Euros)
				Collateralized credit risk. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	32,294	998	7,167	1,540	179	475	532	5,440
Other financial institutions	18,669	319	12,910	314	277	106	11,349	1,183
Non-financial institutions and individual entrepreneurs	172,338	39,722	24,793	11,697	5,878	5,183	9,167	32,591
Construction and property development	14,599	10,664	1,066	1,518	876	1,049	1,313	6,974
Construction of civil works	7,733	1,404	521	449	358	289	162	667
Other purposes	150,006	27,654	23,206	9,729	4,644	3,845	7,692	24,950
Large companies	93,604	10,513	16,868	2,769	1,252	1,023	3,631	18,706
SMEs (**) and individual entrepreneurs	56,402	17,142	6,338	6,960	3,392	2,823	4,061	6,244
Rest of households and NPISHs (***)	165,024	114,558	8,395	19,762	22,807	25,595	22,122	32,667
Housing	114,709	111,604	128	18,251	22,222	25,029	21,154	25,076
Consumption	40,705	670	4,784	1,058	256	192	316	3,632
Other purposes	9,609	2,284	3,483	452	330	374	652	3,959
TOTAL	388,325	155,597	53,266	33,312	29,142	31,359	43,170	71,882
MEMORANDUM:
Forbearance operations (****)	16,321	6,584	5,117	1,485	1,315	1,871	1,580	5,451

(*)    The amounts included in this table are net of loss allowances.

(**)   Small and medium enterprises

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

The information of the main geographic areas is as follows:

December 2019 (Millions Of Euros) BBVA, S.A.
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	15,689	360	439	59	209	63	461	8
2 Other financial institutions	17,439	194	11,591	45	36	3	11,636	64
3 Non-financial institutions and individual entrepreneurs	78,459	10,338	1,936	4,543	2,951	2,169	1,067	1,543
3.1 Construction and property development	2,033	1,907	21	729	546	405	124	124
3.2 Construction of civil works	4,501	676	155	277	206	134	48	167
3.3 Other purposes	71,925	7,754	1,760	3,537	2,199	1,629	896	1,253
3.3.1 Large companies	48,462	1,446	621	953	(66)	344	212	624
3.3.2 SMEs (**) and individual entrepreneurs	23,463	6,308	1,139	2,584	2,265	1,285	684	629
4 Rest of households and NPISHs (***)	92,757	76,735	408	15,995	20,442	21,173	11,812	7,720
4.1 Housing	76,339	74,272	121	15,176	19,692	20,493	11,560	7,473
4.2 Consumption	11,976	116	177	63	72	101	32	24
4.3 Other purposes	4,442	2,347	109	757	677	579	220	223
TOTAL	204,344	87,626	14,374	20,642	23,638	23,409	24,976	9,335
MEMORANDUM:
Forbearance operations (****)	8,043	6,162	43	1,024	1,152	1,285	1,054	1,691

(*)    The amounts included in this table are net of loss allowances.

(**)    Small and medium enterprises

(***)     Nonprofit institutions serving households.

(****)    Net of provisions.

December 2019 (Millions Of Euros) BBVA MEXICO
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	6,817	-	6,172	3,913	775	126	793	565
2 Other financial institutions	1,607	5	1,502	1,387	5	55	42	18
3 Non-financial institutions and individual entrepreneurs	24,086	1,014	16,376	11,832	988	1,136	1,044	2,390
3.1 Construction and property development	1,094	216	878	619	174	195	65	41
3.2 Construction of civil works	161	3	157	133	4	6	4	15
3.3 Other purposes	22,831	795	15,340	11,080	810	936	975	2,335
3.3.1 Large companies	16,315	64	9,556	8,009	393	469	354	394
3.3.2 SMEs (**) and individual entrepreneurs	6,516	731	5,784	3,071	417	467	620	1,941
4 Rest of households and NPISHs (***)	24,378	10,366	668	1,776	2,191	4,500	2,284	285
4.1 Housing	10,366	10,366	1	1,109	2,191	4,500	2,284	283
4.2 Consumption	12,822	-	-	-	-	-	-	-
4.3 Other purposes	1,190	-	668	666	-	-	-	1
TOTAL	56,887	11,385	24,718	18,908	3,958	5,817	4,162	3,258
MEMORANDUM:
Forbearance operations (****)	440	223	132	91	45	87	89	43

(*)    The amounts included in this table are net of loss allowances.

(**)    Small and medium enterprises

(***)     Nonprofit institutions serving households.

(****)    Net of provisions.

December 2019 (Millions Of Euros) BBVA USA
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	906	126	710	130	229	138	285	54
2 Other financial institutions	1,881	44	300	299	7	24	3	10
3 Non-financial institutions and individual entrepreneurs	27,878	4,579	9,953	3,695	3,644	3,111	1,443	2,638
3.1 Construction and property development	9,236	1,159	1,135	689	711	632	148	115
3.2 Construction of civil works	201	5	146	76	27	4	44	-
3.3 Other purposes	18,440	3,414	8,672	2,931	2,906	2,475	1,251	2,523
3.3.1 Large companies	16,434	2,995	7,622	2,570	2,516	2,174	1,113	2,244
3.3.2 SMEs (**) and individual entrepreneurs	2,006	419	1,050	360	390	302	139	279
4 Rest of households and NPISHs (***)	21,275	11,367	2,816	2,599	2,424	5,495	3,623	41
4.1 Housing	13,484	11,164	2,188	2,183	2,275	5,338	3,536	18
4.2 Consumption	4,313	-	336	168	109	20	34	4
4.3 Other purposes	3,478	203	292	248	40	137	52	19
TOTAL	51,939	16,116	13,779	6,723	6,305	8,768	5,354	2,744
MEMORANDUM:
Forbearance operations (****)	403	155	57	35	63	60	53	1

(*)    The amounts included in this table are net of loss allowances.

(**)    Small and medium enterprises

(***)     Nonprofit institutions serving households.

(****)    Net of provisions.

December 2019 (Millions Of Euros) Garanti BBVA
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	107	1	-	-	-	1	-	-
2 Other financial institutions	1,299	26	-	-	4	19	3	1
3 Non-financial institutions and individual entrepreneurs	23,461	5,099	443	1,513	1,619	1,270	361	779
3.1 Construction and property development	1,768	690	51	222	242	161	30	86
3.2 Construction of civil works	1,961	-	-	-	-	-	-	-
3.3 Other purposes	19,732	4,409	392	1,291	1,377	1,108	331	693
3.3.1 Large companies	10,759	1,966	94	763	420	490	123	263
3.3.2 SMEs (**) and individual entrepreneurs	8,973	2,443	299	528	957	618	208	430
4 Rest of households and NPISHs (***)	11,023	2,675	27	1,182	1,370	124	25	2
4.1 Housing	2,965	2,537	-	1,128	1,318	90	1	1
4.2 Consumption	7,826	42	25	31	17	13	5	1
4.3 Other purposes	232	96	2	23	35	21	18	-
TOTAL	35,890	7,800	471	2,695	2,993	1,413	388	781
MEMORANDUM:
Forbearance operations (****)	1,789	400	2	210	56	89	11	36

(*)    The amounts included in this table are net of loss allowances.

(**)    Small and medium enterprises

(***)     Nonprofit institutions serving households.

(****)    Net of provisions.

December 2019 (Millions Of Euros) Other Entities
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,739	579	3,565	812	297	749	2,113	174
2 Other financial institutions	888	14	307	125	167	2	5	22
3 Non-financial institutions and individual entrepreneurs	22,591	5,579	1,604	1,318	879	792	1,354	2,840
3.1 Construction and property development	1,040	525	29	54	92	83	91	234
3.2 Construction of civil works	322	71	9	14	11	7	10	38
3.3 Other purposes	21,229	4,983	1,566	1,250	776	701	1,254	2,567
3.3.1 Large companies	12,690	2,195	1,165	352	357	350	925	1,376
3.3.2 SMEs (**) and individual entrepreneurs	8,539	2,789	401	898	419	350	329	1,191
4 Rest of households and NPISHs (***)	17,685	6,889	1,664	1,505	1,288	1,333	2,785	1,641
4.1 Housing	7,023	6,458	22	1,235	1,164	1,286	1,320	1,475
4.2 Consumption	9,418	349	1,537	187	117	40	1,430	111
4.3 Other purposes	1,242	82	103	82	6	8	35	55
TOTAL	46,902	13,060	7,138	3,759	2,631	2,876	6,257	4,675
MEMORANDUM:
Forbearance operations (****)	776	455	23	187	110	50	42	89

(*)    The amounts included in this table are net of loss   allowances.

(**)    Small and medium enterprises

(***)     Nonprofit institutions serving households.

(****)    Net of provisions.

c).   Information on the concentration of risk by activity and geographical areas

December 2019 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	109,471	23,127	40,332	31,851	14,161
General governments	134,929	56,478	9,861	57,174	11,416
Central Administration	96,639	39,573	9,505	36,287	11,274
Other	38,290	16,905	356	20,887	142
Other financial institutions	52,406	13,822	19,828	15,749	3,007
Non-financial institutions and individual entrepreneurs	232,034	70,762	25,963	92,198	43,111
Construction and property development	18,915	3,538	361	11,688	3,328
Construction of civil works	10,607	5,403	1,303	1,431	2,470
Other purposes	202,512	61,821	24,299	79,079	37,313
Large companies	147,643	37,402	23,310	61,858	25,073
SMEs and individual entrepreneurs	54,869	24,419	989	17,221	12,240
Other households and NPISHs	167,379	90,829	3,180	62,098	11,272
Housing	110,178	75,754	725	30,557	3,142
Consumer	46,358	11,954	675	25,897	7,832
Other purposes	10,843	3,121	1,780	5,644	298
TOTAL	696,219	255,018	99,165	259,070	82,967

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

December 2018 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	113,978	35,728	33,440	31,234	13,575
General governments	123,382	53,686	11,081	50,092	8,523
Central Administration	87,611	35,691	10,756	32,735	8,428
Other	35,771	17,995	325	17,357	95
Other financial institutions	49,166	13,784	17,977	15,345	2,061
Non-financial institutions and individual entrepreneurs	226,487	70,536	24,565	87,419	43,967
Construction and property development	17,697	3,497	244	10,113	3,843
Construction of civil works	11,430	5,789	1,535	1,762	2,343
Other purposes	197,361	61,250	22,786	75,543	37,781
Large companies	137,150	36,964	22,114	53,423	24,649
SMEs and individual entrepreneurs	60,211	24,286	672	22,120	13,132
Other households and NPISHs	163,443	91,977	3,383	56,777	11,306
Housing	111,007	78,414	765	28,034	3,794
Consumer	40,124	10,303	629	22,036	7,155
Other purposes	12,312	3,259	1,989	6,707	357
TOTAL	676,456	265,710	90,447	240,867	79,432

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

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

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

APPENDIX IX. Additional information on risk concentration

a)   Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2019, 2018 and 2017 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive  income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	December 2019	December 2018	December 2017
Spain	55,575	52,970	54,625
Italy	7,810	9,249	9,827
Turkey	7,999	7,998	9,825
Portugal	924	529	722
Germany	224	362	259
United Kingdom	43	51	41
France	93	122	383
Netherlands	1	9	16
Romania	480	493	417
Rest of Europe	142	197	229
Subtotal Europe	73,291	71,981	76,343
Mexico	32,630	26,562	25,114
The United States	19,802	18,645	14,059
Colombia	1,828	2,577	2,320
Argentina	1,557	628	1,192
Peru	582	750	535
Venezuela	7	1	137
Rest of countries	3,726	955	1,761
Subtotal rest of countries	60,131	50,118	45,119
Total exposure to financial instruments	133,421	122,099	121,462

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

The table below provides a breakdown of the exposure of the Group’s credit institutions to sovereign risk as of December 31, 2019 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2019 (Millions of Euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	23,925	26,980	800	30	(17)	(877)	1,191	(2,195)	49,836	39%
Italy	4,887	3,183	-	-	-	(722)	287	(1,088)	6,547	5%
Portugal	1,854	180	-	-	(77)	377	1,788	(1,347)	2,775	2%
Germany	486	-	-	-	-	199	6	(16)	675	1%
United Kingdom	-	37	-	-	-	-	-	-	37	0%
France	468	35	-	-	-	388	208	(17)	1,082	1%
Netherlands	-	-	-	-	-	-	-	-	-	0%
Romania	479	-	-	-	-	-	-	-	480	0%
Rest of European Union	370	61	142	-	(2)	(35)	2	(2)	537	0%
Total Exposure to Sovereign Counterparties (European Union)	32,467	30,476	942	30	(96)	(670)	3,482	(4,665)	61,967	48%
Mexico	21,399	8,414	1,492	2	(104)	8	-	(6)	31,204	24%
The United States	8,741	11,023	29	1	-	112	45	(45)	19,906	15%
Turkey	3,739	4,234	-	-	-	(7)	-	(8)	7,957	6%
Rest of other countries	5,376	2,212	2,463	46	(200)	(572)	3,593	(4,766)	8,152	6%
Total other countries	39,255	25,883	3,983	49	(304)	(459)	3,638	(4,826)	67,219	52%
Total	71,722	56,359	4,925	79	(400)	(1,129)	7,120	(9,491)	129,186	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of European countries of the Group’s insurance companies (€11,614 million as of December 31, 2019) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

b)   Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2019, 2018 and 2017, exposure to the construction sector and real-estate activities in Spain stood at €9,943 €11,045 and €11,981 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €2,649, €3,183 and €5,224 million, respectively, representing 1.4%, 1.7% and 2.9% of loans and advances to customers of the balance of business in Spain (excluding the general governments) and 0.4%, 0.5% and 0.8% of the total assets of the Consolidated Group, respectively.

Lending for real estate development of the loans as of December 31, 2019, 2018 and 2017is shown below:

December 2019. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,649	688	(286)
Of which: Impaired assets	567	271	(252)
Memorandum item:
Write-offs	2,265
Memorandum item:	-
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	185,893
Total consolidated assets (total business) (book value)	698,690
Impairment and provisions for normal exposures	(4,934)

December 2018. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	3,183	941	(537)
Of which: Impaired assets	875	440	(463)
Memorandum item:
Write-offs	2,619
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	183,196
Total consolidated assets (total business) (book value)	676,689
Impairment and provisions for normal exposures	(4,938)

December 2017. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	5,224	2,132	(1,500)
Of which: Impaired assets	2,660	1,529	(1,461)
Memorandum item:
Write-offs	2,289
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	174,014
Total consolidated assets (total business) (book value)	690,059
Impairment and provisions for normal exposures	(5,843)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	December 2019	December 2018	December 2017
Without secured loan	298	324	552
With secured loan	2,351	2,859	4,672
Terminated buildings	1,461	1,861	2,904
Homes	1,088	1,382	2,027
Other	373	479	877
Buildings under construction	545	432	462
Homes	348	408	439
Other	197	24	23
Land	345	566	1,306
Urbanized land	240	364	704
Rest of land	105	202	602
Total	2,649	3,183	5,224

As of December 31, 2019, 2018 and 2017, 55.2%, 58.5%, and 55.6% of loans to developers were guaranteed with buildings (74.5%, 74.3% and 69.8%, are homes), and only 13.0%, 17.8% and 25.0% by land, of which 69.6%, 64.3% and 53.9% % are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, December 31, 2019, 2018 and 2017:

Financial guarantees given (Millions of Euros)
	December 2019	December 2018	December 2017
Houses purchase loans	44	48	64
Without mortgage	5	24	12

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, December 31, 2019, 2018 and 2017is as follows:

December 2019. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	76,961	2,943
Without mortgage	1,672	22
With mortgage	75,289	2,921

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
	Gross amount	Of which: impaired loans
Houses purchase loans	83,505	4,821
Without mortgage	1,578	51
With mortgage	81,927	4,770

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2019	15,105	19,453	20,424	11,827	8,480	75,289
Of which: Impaired loans	182	313	506	544	1,376	2,921
Gross amount 2018	14,491	18,822	21,657	13,070	10,508	78,548
Of which: Impaired loans	204	323	507	610	2,178	3,822
Gross amount 2017	14,485	18,197	20,778	14,240	14,227	81,927
Of which: Impaired loans	293	444	715	897	2,421	4,770

Outstanding home mortgage loans as of December 31, 2019, 2018 and 2017 had an average LTV of 47%, 49%, and 51% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about assets received in payment of debts (Business in Spain) (Millions of euros)
	December 2019
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	1,048	555	266	493
Terminated buildings	378	150	58	228
Homes	221	81	33	140
Other	157	69	25	88
Buildings under construction	79	44	24	35
Homes	78	43	24	35
Other	1	1	-	-
Land	591	361	184	230
Urbanized land	547	338	167	209
Rest of land	44	23	17	21
Real estate assets from mortgage financing for households for the purchase of a home	1,192	612	153	580
Rest of foreclosed real estate assets	451	233	37	218
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,380	293	255	1,087
Total	4,071	1,693	711	2,378

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2018
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	2,165	1,252	828	913
Terminated buildings	991	445	274	546
Homes	588	245	144	343
Other	403	200	130	203
Buildings under construction	209	131	96	78
Homes	194	117	85	77
Other	15	14	11	1
Land	965	676	458	289
Urbanized land	892	633	421	259
Rest of land	73	43	37	30
Real estate assets from mortgage financing for households for the purchase of a home	1,797	932	331	865
Rest of foreclosed real estate assets	348	192	40	156
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,345	234	234	1,111
Total	5,655	2,610	1,433	3,045

Additionally, in December 2018, there was an increase of BBVA, S.A.’s stake in Garanti Yatirim Ortakligi AS  through its contribution to the capital increase carried out by the latter entity.

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2017
	Gross value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	6,429	4,350	2,542	2,079
Finished buildings	2,191	1,184	606	1,007
Homes	1,368	742	366	626
Other	823	442	240	381
Buildings under construction	541	359	192	182
Homes	521	347	188	174
Other	20	12	4	8
Land	3,697	2,807	1,744	890
Urbanized land	1,932	1,458	1,031	474
Rest of land	1,765	1,349	713	416
Real estate assets from mortgage financing for households for the purchase of a home	3,592	2,104	953	1,488
Rest of foreclosed real estate assets	1,665	905	268	760
Foreclosed equity instruments	1,135	325	273	810
Total	12,821	7,684	4,036	5,137

Additionally, in March 2017, there was an increase of BBVA, S.A.’s stake in Testa Residencial through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets

As of December 31, 2019, 2018 and 2017, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €1,048, €2,165 and €6,429 million, respectively, with an average coverage ratio of 53.0%, 57.8% and 67.7%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2019, 2018 and 2017, amounted to €1,192, €1,797 and €3,592 million, respectively, with an average coverage ratio of 51.3%, 51.9% and 58.6%.

As of December 31, 2019, 2018 and 2017, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €2,691, €4,310 and €11,686 million, respectively. The coverage ratio was 52.0%, 55.1% and 63.0%, respectively.

c)   Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2019, 2018 and 2017 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2019 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	5,346	17,251	1,344	6,425	189	1,854	777	33,185
Equity instruments (*)	3,745	6,184	3,829	1,311	55	268	247	15,639
Debt securities	48,806	13,283	28,053	17,733	7,934	5,383	4,210	125,403
Central banks	-	-	-	-	-	1,785	70	1,855
General governments	41,510	9,403	25,852	14,465	7,921	2,732	2,846	104,728
Credit institutions	1,237	1,672	658	150	9	263	611	4,600
Other financial corporations	5,643	1,001	317	2,085	3	433	136	9,619
Non-financial corporations	416	1,207	1,226	1,034	1	170	548	4,602
Loans and advances	171,668	52,024	63,505	65,044	45,872	40,787	9,267	448,166
Central banks	14	(3)	-	-	3,647	684	478	4,820
General governments	14,477	394	6,820	5,342	111	1,536	637	29,316
Credit institutions	6,621	20,544	2,050	648	1,996	1,012	2,112	34,982
Other financial corporations	3,103	13,351	1,611	2,313	1,248	704	752	23,082
Non-financial corporations	50,718	14,215	24,823	34,960	26,099	17,963	5,130	173,907
Households	96,735	3,523	28,201	21,781	12,773	18,888	158	182,059
Total risk in financial assets	229,564	88,742	96,731	90,512	54,050	48,292	14,501	622,393
Loan commitments given	33,146	26,687	17,361	35,185	8,665	8,060	1,819	130,923
Financial guarantees given	3,182	1,605	656	754	3,170	911	705	10,984
Other commitments given	16,204	9,125	1,534	2,075	5,065	2,808	2,397	39,209
Off-balance sheet exposures	52,532	37,417	19,551	38,014	16,900	11,779	4,922	181,116

Total risks in financial instruments	282,096	126,159	116,282	128,526	70,950	60,072	19,423	803,508

(*)    Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2018 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	3,979	16,055	1,550	7,057	161	1,150	583	30,536
Equity instruments (*)	3,228	3,669	2,459	1,139	29	212	207	10,944
Debt securities	43,777	14,908	23,134	16,991	8,048	5,274	1,312	113,445
Central banks	-	-	-	-	-	1,982	71	2,052
General governments	36,553	10,675	20,891	13,276	7,887	2,431	164	91,877
Credit institutions	1,130	1,821	573	74	155	297	463	4,514
Other financial corporations	5,769	1,048	227	2,595	5	432	114	10,190
Non-financial corporations	325	1,364	1,443	1,046	1	132	500	4,812
Loans and advances	177,077	43,034	55,248	62,193	45,285	40,007	7,089	429,933
Central banks	294	-	-	-	3,688	342	1,674	6,110
General governments	16,671	329	5,727	5,369	99	1,923	453	30,572
Credit institutions	5,422	13,600	1,476	696	956	984	639	23,774
Other financial corporations	4,616	10,893	1,303	2,255	766	637	304	20,773
Non-financial corporations	51,942	14,317	22,426	32,480	26,813	18,518	3,852	170,349
Households	98,131	3,783	24,316	21,393	12,963	17,602	168	178,355
Total risk in financial assets	228,061	77,666	82,392	87,381	53,523	46,644	9,191	584,858
Loan commitments given	32,582	21,983	14,503	32,136	7,914	8,590	1,252	118,959
Financial guarantees given	3,242	1,708	1,528	796	6,900	989	1,291	16,454
Other commitments given	15,995	9,229	532	2,118	2,230	2,782	2,213	35,098
Off-balance sheet exposures	51,819	32,920	16,563	35,050	17,043	12,360	4,756	170,511

Total risks in financial instruments	279,880	110,586	98,955	122,430	70,567	59,004	13,947	755,369

(*)    Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2017 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	6,336	20,506	1,847	4,573	113	977	921	35,273
Equity instruments (*)	3,539	4,888	2,050	991	36	333	71	11,908
Debt securities	44,773	15,582	21,594	13,280	10,601	5,861	1,450	113,141
Central banks	49	-	-	2,734	-	2,685	-	5,468
General governments	36,658	11,475	19,323	8,894	9,668	2,246	221	88,485
Credit institutions	1,364	2,095	289	98	884	387	752	5,869
Other financial corporations	6,492	994	337	3,026	7	315	194	11,365
Non-financial corporations	259	1,018	1,645	1,262	42	228	234	4,688
Loans and advances	185,597	41,426	50,352	54,315	56,062	42,334	4,585	434,670
Central banks	-	626	-	-	5,299	1,375	-	7,300
General governments	18,116	352	5,868	5,165	152	2,354	398	32,405
Credit institutions	5,564	15,493	1,889	789	1,073	1,145	345	26,297
Other financial corporations	7,769	6,231	588	1,732	1,297	664	270	18,551
Non-financial corporations	54,369	14,615	19,737	29,396	31,691	19,023	3,345	172,175
Households	99,780	4,110	22,269	17,233	16,550	17,773	227	177,942
Total risk in financial assets	240,245	82,401	75,842	73,159	66,812	49,504	7,027	594,990
Loan commitments given	31,100	16,203	1,691	29,539	2,944	11,664	1,126	94,268
Financial guarantees given	4,635	1,427	82	717	7,993	1,174	519	16,546
Other commitments given	25,279	9,854	1,582	1,879	1,591	3,750	1,804	45,738
Off-balance sheet exposures	61,014	27,484	3,356	32,134	12,527	16,588	3,450	156,552

Total risks in financial instruments	301,259	109,885	79,198	105,293	79,339	66,092	10,477	751,542

(*)    Equity instruments are shown net of valuation adjustment.

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and receivables”, impaired by geographical area as December 31, 2019, 2018 and 2017is as follows:

Impaired financial assets by geographic area (Millions of Euros)
	December 2019	December 2018	December 2017
Spain	8,616	10,025	13,318
Rest of Europe	175	225	549
Mexico	1,478	1,138	1,124
South America	1,769	1,715	1,468
The United States	632	733	631
Turkey	3,289	2,520	2,311
Rest of the world	2	2	-
IMPAIRED RISKS	15,959	16,359	19,401

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
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
Domestic activity

Domestic balances are those of BBVA´s Group entities domiciled in Spain, which reflect BBVA´s domestic activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.

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

Foreign activity

International balances are those of BBVA´s Group entities domiciled outside of Spain, which reflect our foreign activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.

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

Lease liability	Lease that represents the lessee’s obligation to make lease payments during the lease term.
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

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring. In any case, these definitions are adapted to the local terminology, so that they are integrated into the management.

Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder's (or holders') current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile. In any case, these definitions are adapted to the local terminology, so that they are integrated into the management.

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Right of use asset	Asset that represents the lessee’s right to use an underlying asset during the lease term.
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

Write- off

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