Form 20-F
period 2020-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2021-02-26
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Jaime Sáenz de Tejada Pulido

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	BBVA	New York Stock Exchange
Ordinary shares, par value €0.49 per share	BBVA*	New York Stock Exchange*

0.875% Fixed Rate Senior Notes due 2023	BBVA 23	New York Stock Exchange
1.125% Fixed Rate Senior Notes due 2025	BBVA 25	New York Stock Exchange

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

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2020, was:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     [X]

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

•          “Consolidated Financial Statements”  means our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined herein).

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

•          “Item 4. Information on the Company”;

•          “Item 5. Operating and Financial Review and Prospects”; and

•          “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•          the impact of the coronavirus (COVID-19) pandemic and the measures adopted by governments and the private sector in connection therewith on our business and the economy, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability and sovereign ratings, particularly Spain’s, among other factors;

•          political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and the other geographies in which we operate;

•          our ability to complete the sale of BBVA USA as planned (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”). Completion of the transaction is dependent on the satisfaction of certain closing conditions, which cannot be assured;

•          our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital, liquidity and provision requirements and taxation;

•          the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere;

•          changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•          the political, economic and regulatory impacts related to the United Kingdom’s withdrawal from the EU;

•          adjustments in the real estate markets in the geographies in which we operate, in particular in Spain, Mexico, Turkey and the United States;

•          the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;

•          changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•          adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, interest rate caps and tax policies;

•          our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) through the extraordinary measures adopted in connection with the COVID-19 pandemic, and our ability to receive dividends and other funds from our subsidiaries;

•          our ability to hedge certain risks economically;

•          downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;

•          the success of our acquisitions, divestitures, mergers, joint ventures and strategic alliances;

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

•          uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;

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

There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB for the years ended December 31, 2020, 2019 and 2018. The Consolidated Financial Statements included in this Annual Report have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017.

For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to our Consolidated Financial Statements.

The financial information as of and for the years ended December 31, 2019 and 2018 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of the changes and adjustments referred to below.

Changes in Accounting Policies

IFRS 16 –Leases – COVID-19 modifications

On May 28, 2020, the IASB approved an amendment to IFRS 16 which provides an optional exemption for lessees from assessing whether rent concessions that occur due to COVID-19 (including payment holidays and deferrals of lease payments for a period of time, in each case in connection with payments due on or before June 30, 2020) are lease modifications. For additional information, see Note 2.3 to the Consolidated Financial Statements.

This amendment is effective from June 1, 2020 and has been endorsed by the European Union. The amendment, which has been applied by the Group, has had no significant impact on the Consolidated Financial Statements of the Group.

IAS 12 – “Income Taxes” Amendment

As part of the annual improvements to IFRS standards (2015-2017 cycle), IAS 12 “Income Taxes” was amended for annual reporting periods beginning on or after January 1, 2019. According to the amended standard, an entity shall recognize the income tax consequences of payments of dividends in profit or loss, other comprehensive income or equity, depending on where the entity recognized the originating transaction or event that generated the distributable profits giving rise to the dividend. In accordance with the amended standard, we recorded the income tax consequences of dividends paid for the year ended December 31, 2019 (amounting to €91 million of income) under “Tax expense or income related to profit or loss from continuing operations” in our consolidated income statement within our Consolidated Financial Statements (see Note 19). Such income tax consequences were recorded under “Total equity” in our consolidated balance sheet in previous periods. In order to make the financial information for prior years comparable with the financial information for 2019, the financial information for 2018 was restated retrospectively in this regard. The application of the amended standard resulted in an increase by €76 million in our “Profit attributable to parent company” for 2018 (an increase of 1.4% in the “Profit attributable to parent company” for 2018). The new standard had no significant impact on our consolidated total equity.

Hyperinflationary economies

Considering the interpretation issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, the Group made an accounting policy change which involves recording the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros in the line item “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheet. In order to make the information as of December 31, 2019 and 2018 comparable with information as of December 31, 2020, the information as of

December 31, 2019 and 2018 has been restated by reclassifying €2,985 million and €2,987 million, respectively,  from “Shareholders’ funds – Retained earnings” and €6 million and €20 million, respectively, from “Shareholders’ funds – Other reserves” to “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation” and “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Share of other recognized income and expense of investments in joint ventures and associates” as of December 31, 2019 and 2018, respectively.

The reclassification has been recorded as “Effect of changes in accounting policies” under the balance as of January 1, 2020 and 2019 in the consolidated statement of changes in equity for the years ended December 31, 2019 and 2018.

IFRS 9 – Collection of interest on impaired financial assets

As a consequence of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9, such collections are presented since 2020 as reductions in credit-related write-offs whereas previously they were included as interest income. In order to make the information for the years ended December 31, 2019 and 2018 comparable with the information for the year ended December 31, 2020, the consolidated income statement for the year ended December 31, 2019 has been restated by recognizing a €78 million reduction in the heading “Interest and other income” and a €78 million increase in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” (€80 million reduction in the heading “Interest and other income” and a €80 million increase in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” for the year ended December 31, 2018). This reclassification has had no impact on the profit for the years ended December 31, 2019 and 2018 or on the consolidated total equity as of December 31, 2019 and 2018.

Trading derivatives recognition

Information as of December 31, 2020 has been subject to certain balance sheet presentation modifications related to non-significant cross currency swap transactions. In order to make the information as of December 31, 2019 and 2018 comparable with the information as of December 31, 2020, figures as of December 31, 2019 and 2018 have been restated by recognizing a €953 million and a €1,013 million reduction in “Total assets” and “Total liabilities”, respectively.

Intra-group reallocations

Following the publication of our consolidated financial statements as of and for the year ended December 31, 2019, certain balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of and for the years ended December 31, 2019 and 2018 comparable with the information as of and for the year ended December 31, 2020, segmental balances as of and for the years ended December 31, 2019 and 2018 have been revised in conformity with these intra-group reallocations.

Agreement for the sale of BBVA USA Bancshares, Inc.

On November 15, 2020, BBVA reached an agreement with The PNC Financial Services Group, Inc. for the sale of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owns 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business, for approximately $11.6 billion (€9.7 billion), to be paid in cash. As a result, the assets and liabilities of these companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheet as of December 31, 2020, respectively. In addition, the profit (loss) of these companies was recognized under “Profit / (loss) from discontinued operations, net” in the consolidated income statement for the year ended December 31, 2020. In accordance with IFRS 5, for comparative purposes the profit (loss) of these companies for the years ended December 31, 2019 and 2018 was also reclassified under the heading “Profit / (loss) from discontinued operations, net”. In addition, in accordance with IFRS 5, and following IFRS 8 “Information by business segments”, information on the United States reportable segment in which the non-current asset (disposal group) is recognized, is provided for the years ended December 31, 2020, 2019 and 2018. For additional information, see Note 21 to our Consolidated Financial Statements.

Segment information included in “Item 4. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”  is being presented under management criteria, pursuant to which the assets, liabilities and profit (loss) of the aforementioned companies held for sale are included in every line item of the balance sheet and income statement of the United States segment (rather than in a single item).

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

See “Item 4. Information on the Company—Selected Statistical Information” for information on how the information for BBVA USA has been treated for purposes of calculating the selected financial information contained herein.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   Director and Senior Management

Not Applicable.

B.   Advisers

Not Applicable.

C.   Auditors

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2020, 2019 and 2018 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of such financial information, see “Presentation of Financial Information”.

	Year Ended December 31,
	2020	2019	2018
	(In Millions of Euros, Except Per Share/ADS Data (in Euros))
Consolidated Statement of Income Data
Interest and other income	22,389	27,762	26,954
Interest expense	(7,797)	(11,972)	(11,669)
Net interest income	14,592	15,789	15,285
Fee and commission income	5,980	6,786	6,462
Fee and commission expense	(1,857)	(2,284)	(2,059)
Net gains (losses) on financial assets and liabilities (1)	1,187	705	1,136
Other operating income	492	639	929
Other operating expense	(1,662)	(1,943)	(2,021)
Income on insurance and reinsurance contracts	2,497	2,890	2,949
Expense on insurance and reinsurance contracts	(1,520)	(1,751)	(1,894)
Gross income	20,166	21,522	20,936
Administration costs	(7,799)	(8,769)	(9,020)
Depreciation and amortization	(1,288)	(1,386)	(1,034)
Provisions or reversal of provisions	(746)	(614)	(395)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,179)	(3,552)	(3,681)
Net operating income	5,153	7,202	6,807
Impairment or reversal of impairment of investments in joint ventures and associates	(190)	(46)	-
Impairment or reversal of impairment on non-financial assets	(153)	(128)	(137)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(7)	(5)	80
Negative goodwill recognized in profit or loss	-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	444	23	815
Operating profit / (loss) before tax	5,248	7,046	7,565
Tax (expense) or income related to profit or loss from continuing operations	(1,459)	(1,943)	(2,042)
Profit / (loss) from continuing operations	3,789	5,103	5,523
Profit / (loss) from discontinued operations, net	(1,729)	(758)	704
Profit	2,060	4,345	6,227
Profit / (loss) attributable to parent company	1,305	3,512	5,400
Profit attributable to non-controlling interests	756	833	827
Per share/ADS (2) Data
Earnings per share (In Euros)	0.14	0.47	0.75
Diluted earnings (losses) per share from continuing operations (3)	0.40	0.58	0.64
Basic earnings (losses) per share from continuing operations	0.40	0.58	0.64
Dividends declared (In Euros)	0.160	0.260	0.250
Dividends declared (In U.S. dollars)	0.196	0.292	0.286
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580	6,667,886,580

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

(3)  Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period, including the average number of estimated shares to be issued upon the conversion of convertible instruments, excluding the weighted average number of treasury shares during the year (6,655 million, 6,648 million and 6,636 million shares for the years ended December 31, 2020, 2019 and 2018, respectively).

	As of and for the Year Ended December 31,
	2020	2019	2018
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	736,176	697,737	675,675
Common stock	3,267	3,267	3,267
Financial assets at amortized cost	367,668	439,162	419,660
Financial liabilities at amortized cost - Customer deposits	342,661	384,219	375,970
Debt certificates	66,311	68,619	63,970
Non-controlling interest	5,471	6,201	5,764
Total equity (net assets)	50,020	54,925	52,874
Consolidated ratios
Net interest margin (1)	2.30%	2.62%	2.58%
Return on average total assets (2)	0.5%	0.8%	0.9%
Return on average shareholders’ funds (3)	6.9%	9.9%	11.7%
Equity to assets ratio (4)	6.8%	7.9%	7.8%
Credit quality data
Loan loss reserve (5)	12,141	12,427	12,217
Loan loss reserve as a percentage of financial assets at amortized cost	3.30%	2.83%	2.91%
Non-performing asset ratio (NPA ratio) (6) (7)	4.11%	3.79%	3.94%
Impaired loans and advances to customers	14,672	15,954	16,349
Impaired loan commitments and guarantees to customers (7)	767	731	740
	15,439	16,685	17,089
Loans and advances to customers at amortized cost (8)	323,252	394,763	386,225
Loan commitments and guarantees to customers	52,204	45,952	47,575
	375,456	440,715	433,800

(1)  Represents net interest income as a percentage of average total assets.

(2)  Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the year ended December 31, 2020, the net capital gain from the bancassurance transaction with Allianz (€304 million) and the goodwill impairment in the United States cash-generating unit (CGU) (€2,084 million) have been excluded from profit. In order to calculate “Return on average total assets” for the year ended December 31, 2019, the goodwill impairment in the United States CGU (€1,318 million) has been excluded from profit. If such exclusions had not been made, “Return on average total assets” for the years ended December 31, 2020 and 2019 amounted to 0.3% and 0.6%, respectively. For additional information on the bancassurance transaction with Allianz, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2020—Agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.”. For additional information on the goodwill impairment in the United States CGU, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill in consolidation”.

(3)  Represents profit for the year as a percentage of average shareholders’ funds for the year. In order to calculate “Return on average shareholders’ funds” for the year ended December 31, 2020, the net capital gain from the bancassurance transaction with Allianz (€304 million) and the goodwill impairment in the United States CGU (€2,084 million) have been excluded from profit. In order to calculate “Return on average shareholders’ funds” for the year ended December 31, 2019, the goodwill impairment in the United States CGU (€1,318 million) has been excluded from profit. If such exclusions had not been made, “Return on average shareholders’ funds” for the years ended December 31, 2020 and 2019 amounted to 2.9% and 7.2%, respectively.

(4)  Represents average total equity (net assets) over average total assets.

(5)  Represents loss allowance on loans and advances at amortized cost.

(6)  Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.

(7)  We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would be higher for the periods covered, amounting to 3.91%, 3.62% and 3.77% as of December 31, 2020, 2019 and 2018, respectively.

(8)  Includes impaired loans and advances.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

MACROECONOMIC RISKS AND COVID-19 CONSEQUENCES

The COVID-19 pandemic is adversely affecting the Group

The COVID-19 (coronavirus) pandemic has affected, and is expected to continue to adversely affect, the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. Among other challenges, these countries are experiencing widespread increases in unemployment levels and falls in production, while public debt has increased significantly due to support and spending measures implemented by government authorities. In addition, there has been an increase in debt defaults by both companies and individuals, volatility in the financial markets, volatility in exchange rates and falls in the value of assets and investments, all of which have adversely affected the Group’s results in 2020 and are expected to continue affecting the Group’s results in the future.

Furthermore, the Group has been and may be affected by the measures or recommendations adopted by regulatory authorities in the banking sector, including but not limited to, the recent reductions in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments, the adoption of moratorium measures for bank customers (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments) and guarantee by public entities of certain provisions of credit, especially to companies and self-employed individuals, as well as changes in the financial asset purchase programs. As of December 31, 2020, the majority of the amounts that had been deferred pursuant to the mandatory COVID-19 moratoria will be due by the end of the first half of 2021, a period during which economic conditions will likely continue to be challenging.

Since the outbreak of COVID-19, the Group has experienced a decline in its activity. For example, the granting of new loans to individuals has significantly decreased since the beginning of the state of emergency or periods of confinement decreed in certain countries in which the Group operates. In addition, the Group faces various risks, such as an increased risk of deterioration in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, a possible significant increase in non-performing loans and risk-weighted assets and a negative impact on the Group’s cost of financing and on its access to financing (especially in an environment where credit ratings are affected). As of December 31, 2020, an estimated approximately 9% of the Group’s exposure at default (defined as the amount of risk exposure upon default by counterparties, considering the Group’s loans and advances at amortized cost) related to borrowers in certain industries facing particularly challenging conditions as a result of the COVID 19 pandemic, specifically leisure, real estate developers, non-food retailers, upstream and oilfield services and air and marine transportation.

In addition, in several of the countries in which the Group operates, including Spain, the Group temporarily closed a significant number of its offices and reduced the hours of working with the public, and the teams that provide central services have had to work remotely. While these measures were progressively reversed in most regions, additional restrictions on mobility could be adopted that affect the Group’s operations. The COVID-19 pandemic could also adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the greater demand and/or reduced availability of certain resources could in some cases make it more difficult for the Group to maintain the required service levels. Furthermore, the increase in remote working has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

The COVID-19 pandemic has had an adverse effect on the Group’s results for the year ended December 31, 2020 as well as on the Group’s capital base as of December 31, 2020. For information on the impact of the COVID-19 pandemic on the Group, see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” and Notes 1.5 and 7.2 to our Consolidated Financial Statements.

The COVID-19 pandemic has also exacerbated, and is likely to continue to exacerbate, other risks disclosed in this section, including but not limited to risks associated with the credit quality of the Group’s borrowers and counterparties or collateral, any withdrawal of ECB funding (of which the Group has made and continues to make significant use), the Group’s exposure to sovereign debt and rating downgrades, the Group’s ability to comply with its regulatory requirements, including MREL (as defined herein) and other capital requirements, and the deterioration of economic conditions or changes in the institutional environment.

The final magnitude of the impact of the COVID-19 pandemic on the Group’s business, financial condition and results of operations, which is expected to be significant, will depend on future and uncertain events, including the intensity and persistence over time of the consequences arising from the COVID-19 pandemic in the different geographies in which the Group operates.

A deterioration in economic conditions or the institutional environment in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico, the United States and Turkey, which respectively represented 55.1%, 15.0%, 12.8% and 8.1% of the Group's assets as of December 31, 2020 (52.3%, 15.6%, 12.7% and 9.2% as of December 31, 2019, respectively). Additionally, the Group is exposed to sovereign debt, particularly sovereign debt related to these geographies. Please see “Item 5. Operating and Financial Review and Prospects—Operating Results—Operating Environment” for summarized information on some of the challenges that these countries are currently facing and that, therefore, could significantly affect the Group.

Currently, the world economy is facing several exceptional challenges. In particular, the crisis derived from the COVID-19 pandemic has abruptly and significantly deteriorated the economic conditions of the countries in which the Group operates, leading many of them to an economic recession in 2020. Furthermore, this crisis could lead to a deglobalization of the world economy, produce an increase in protectionism or barriers to immigration, fuel the trade war between the United States and China and result in a general withdrawal of international trade in goods and services, as well as having other effects of long duration that transcend the pandemic itself. Added to this is the uncertainty regarding the United Kingdom’s (the “UK”) exit from the EU (“Brexit”). The long-term effects of Brexit will depend on the relationship between the UK and the EU after its complete exit from the European Single Market, which took place last December 31, 2020. Furthermore, in a scenario as uncertain as the current one, emerging economies (to which the Group is significantly exposed, particularly in the case of Mexico and Turkey) could be particularly vulnerable to a trade war or if there were changes in the financial risk appetite. Likewise, the possible triggering of a disorderly deleveraging process in China would pose a significant risk to these economies.

Thus, the Group faces, among others, the following general risks to the economic and institutional environment in which it operates: a deterioration in economic activity in the countries in which it operates, which could lead to further economic recession in some or all of those countries; more intense deflationary pressures or even deflation; variations in exchange rates; a very low interest rate environment, or even a long period of negative interest rates in some regions where the Group operates; an unfavorable evolution of the real estate market, to which the Group remains significantly exposed; very low oil prices; changes in the institutional environment in the countries in which the Group operates that could lead to sudden and sharp falls in GDP and/or regulatory changes; a growing public deficit that could lead to downgrades in sovereign debt credit ratings and even a possible default or restructuring of such debt; and episodes of volatility in markets, such as those currently being experienced, which could lead the Group to register significant losses.

BUSINESS RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality, which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet

The total maximum credit risk exposure of the Group as of December 31, 2020 was €749,524 million (€809,786 million and €763,082 million as of December 31, 2019 and 2018, respectively). The Group has exposures to many different products, counterparties and obligors and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral, or in their behavior or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, reduced consumer, corporate or government spending, changes in the rating of individual contractual counterparties, their debt levels and the environment in which they operate, increased unemployment, reduced asset values, increased retail or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, counterparty challenges to the interpretation or validity of contractual arrangements or provisions and legal and regulatory developments.

Non-performing or impaired customer loans have been adversely affecting, and are expected to continue to adversely affect, the Group's results given the increasing economic uncertainty. As of December 31, 2020, the Group had a 4.0% NPL ratio (as defined in the Glossary to our Consolidated Financial Statements) compared to 3.8% and 3.9% as of December 31, 2019 and 2018, respectively. Prior to the COVID-19 pandemic, NPL ratios progressively improved due in part to the low interest rates, which improved clients' ability to pay. However, NPLs are expected to significantly increase once payment moratoria schemes adopted by governments are lifted due to the effects of the COVID-19 pandemic.

In addition, it is possible that the current scenario of economic deterioration results in a decrease in the prices of real estate assets in Spain and other countries (in particular, Mexico, Turkey and the United States, given the Group’s exposure to these markets).

As of December 31, 2020, the Group's exposure to the construction and real estate sectors (excluding the mortgage portfolio) in Spain was equivalent to €10,024 million, of which €2,565 million corresponded to loans for construction and development activities in Spain (representing 1.6% of the Group's loans and advances to customers in Spain (excluding the public sector) and 0.3% of the Group's consolidated assets). The Group continues to be exposed to the real estate market, mainly in Spain, due to the fact that many of its loans are secured by real estate assets, due to the significant volume of real estate assets that it maintains on its balance sheet, and due to its shareholding in real estate companies such as Metrovacesa, S.A. and Divarian Propiedad, S.A (“Divarian”). The total real estate exposure (excluding the mortgage portfolio), including developer credit, foreclosed assets and other assets, reflected a coverage ratio of 53% in Spain as of December 31, 2020. A fall in the prices of real estate assets in Spain (or in other countries where the Group has significant real estate exposure such as Mexico) would reduce the value of the shareholdings referred to above, as well as the value of any real estate securing loans granted by the Group and, therefore, in the event of default, the amount of the “expected losses” related to such loans would increase. In addition, it could also have a significant adverse effect on the default rates of the Group's residential mortgage portfolio, the balance of which, as of December 31, 2020, was €103,923 million at a global level (€110,534 million and €111,526 million as of December 31, 2019 and 2018, respectively).

The magnitude, timing and pace of any increase in default rates will be key for the Group. Furthermore, it is possible that the Group has incorrectly assessed the creditworthiness or willingness to pay of its borrowers and counterparties, that it has underestimated the credit risks and potential losses inherent in its credit exposure and that it has made insufficient provisions for such risks in a timely manner. These processes, which have a crucial impact on the Group's results and financial condition, require difficult, subjective and complex calculations, including forecasts of the impact that macroeconomic conditions could have on these borrowers and counterparties. In particular, the processes followed by the Group to estimate losses derived from its exposure to credit risk may prove to be inadequate or insufficient in the current environment of high economic uncertainty, which could affect the adequacy of the provisions for insolvencies provided by the Group. An increase in non-performing or low-quality loans could significantly and adversely affect the Group's business, financial condition and results of operations.

The Group’s business is particularly vulnerable to interest rates

The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector in the markets in which it operates, domestic and international economic and political conditions and other factors. In this sense, the COVID-19 pandemic has triggered a process of cuts in reference interest rates, which, moreover, will likely take time to be raised and, if raised, interest rates will likely increase at a slower rate than previously foreseen. It is possible that changes in market interest rates, which could be negative in some cases, and the ongoing benchmark reform affect the Group’s interest-earning assets differently from the Group’s interest-bearing liabilities. This, in turn, may lead to a reduction in the Group's net interest margin, which could have a significant adverse effect on its results. Moreover, the ongoing benchmark reform exposes the Group to other significant risks, including legal and operational risks.

Furthermore, if interest rates were to increase in some or all of our markets, this could reduce the demand for credit and the Group’s ability to generate credit for its clients, as well as contribute to an increase in the default rate.

As a result of the above, the evolution of interest rates could have a material adverse effect on the Group’s business, financial condition or results of operations.

The Group is exposed to risks related to the continued existence of certain reference rates and the transition to alternative reference rates

In recent years, international regulators have been driving a transition from the use of interbank offer rates (“IBORs”), including EURIBOR, LIBOR and EONIA, to alternative risk free rates (“RFRs”). This has resulted in regulatory reform and changes to existing IBORs, with further changes anticipated. These reforms and changes may cause an IBOR to perform differently than it has done in the past or to be discontinued. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021, and EONIA modified its methodology on October 2, 2019 and will likely be discontinued as from January 2022. In November 2019, the determination methodology for EURIBOR was changed to a new hybrid methodology using transaction-based data and other sources of data.

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

The Group faces increasing competition

The markets in which the Group operates are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models, as indicated by the Financial Stability Board’s report on FinTech and market structure in financial services. Although the Group is making efforts to anticipate these changes, betting on its digital transformation, its competitive position is affected by the regulatory asymmetry that benefits non-bank operators. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators that are only subject to regulations specific to the activity they develop or that benefit from loopholes in the regulatory framework. Furthermore, when banking groups carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.

Moreover, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial investment to modify or adapt existing products and services as the Group continues to increase its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Group's investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could require changes in the Group's commercial banking strategy, including the closure or sale of some branches and the restructuring of others, and reductions in employees. These changes could result in significant expenses as the Group reconfigures and transforms its commercial network. Failure to effectively implement such changes efficiently and on a timely basis could have a material adverse impact on the Group's competitive position or otherwise have a material adverse effect on the Group’s business, financial condition or results of operations.

The Group faces risks related to its acquisitions and divestitures

The Group has both acquired and sold various companies and businesses over the past few years. As of the date of this Annual Report, the closing of the sale of BBVA USA remains subject to obtaining the relevant regulatory authorizations. Other recent transactions include the sale of BBVA Paraguay, BBVA Chile and the Cerberus Transaction (as defined herein). For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures”.

The Group may not complete any ongoing or future transactions in a timely manner, on a cost-effective basis or at all and, if completed, they may not obtain the expected results. In addition, if completed, the Group’s results of operations could be adversely affected by divestiture or acquisition-related charges and contingencies. The Group may be subject to litigation in connection with, or as a result of, divestitures or acquisitions, including claims from terminated employees, customers or third parties. In the case of an acquisition, the Group may be liable for potential or existing litigation and claims related to an acquired business, including because either the Group is not indemnified for such claims or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of similar or other matters, including claims against the divested entity or business.

In the case of an acquisition, even though the Group reviews the companies it plans to acquire, it is often not possible for these reviews to be complete in all respects and there may be risks associated with unforeseen events or liabilities relating to the acquired assets or businesses that may not have been revealed or properly assessed during the due diligence processes, resulting in the Group assuming unforeseen liabilities or an acquisition not performing as expected. In addition, acquisitions are inherently risky because of the difficulties of integrating people, operations and technologies that may arise. There can be no assurance that any of the businesses the Group acquires can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to potential write-downs that adversely affect the Group’s results of operations.

Any of the foregoing may cause the Group to incur significant unexpected expenses, may divert significant resources and management attention from our other business concerns, or may otherwise have a material adverse impact on the Group’s business, financial condition and results of operations.

The Group faces risks derived from its international geographic diversification and its significant presence in emerging countries

The Group is made up of commercial banks, insurance companies and other financial services companies in various countries and its performance as a global business depends on its ability to manage its different businesses under various economic, social and political conditions, facing different normative and regulatory requirements in many of the jurisdictions in which it operates (including, among others, different supervisory regimes and different tax and legal regimes related to the repatriation of funds or the nationalization or expropriation of assets).

In addition, the Group's international operations may expose it to risks and challenges to which its local competitors may not be exposed, such as currency risk, the difficulty of managing or supervising a local entity from abroad, political risks (which could affect only foreign investors) or limitations on the distribution of dividends, thus worsening its position compared to that of local competitors.

There can be no guarantee that the Group will be successful in developing and implementing policies and strategies in all of the countries in which it operates, some of which have experienced significant economic, political and social volatility in recent decades. In particular, the Group has significant operations in several emerging countries, such as Mexico and Turkey, and is therefore vulnerable to the deterioration of these economies. Emerging markets are generally affected by the conditions of other commercially or financially related markets and by the evolution of global financial markets in general (they may be affected, for example, by the evolution of interest rates in the United States and the exchange rate of the U.S. dollar), as well as, in some cases, by fluctuations in the prices of commodities. The perception that the risks associated with investing in emerging economies have increased, in general, or in emerging markets where the Group operates, in particular, could reduce capital flows to those economies and adversely affect such economies, and therefore the Group. Moreover, emerging countries are more prone to experience significant changes in inflation and foreign exchange rates, which may have a material impact on the Group’s results of operations, assets (including RWAs (as defined herein)) and liabilities.

The Group's operations in emerging countries are also exposed to heightened political risks, such as changes in governmental policies, expropriation, nationalization, interest rate limits, exchange controls, government restrictions on dividends and adverse tax policies. For example, the repatriation of dividends from BBVA’s Venezuelan and Argentinean subsidiaries is subject to certain restrictions and there is no assurance that further restrictions will not be imposed.

If the Group failed to adopt effective and timely policies and strategies in response to the risks and challenges it faces in each of the regions where it operates, particularly in emerging countries, the Group’s business, financial condition and results of operations could be materially and adversely affected.

Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically carried out its lending activity mainly in Spain, which continues to be one of its primary business areas, such that as of December 31, 2020, total risk in financial assets in Spain (calculated as set forth in item (c) of Appendix IX (Additional information on risk concentration) of our Consolidated Financial Statements) amounted to €236,016 million, equivalent to 42% of the Group’s total risk in financial assets. The COVID-19 pandemic has had a significant impact on the Spanish economy and the sovereign fiscal position. Spanish GDP is estimated to have contracted around 11.0% in 2020, as the pandemic and the measures adopted to slow its spread brought about a sharp reduction in economic activity in the first half of the year, which was among the most severe within the Eurozone. The sharp decline in economic activity and measures adopted to support the economy have given rise to concerns about public debt sustainability in the medium and long term. In addition, while increases in unemployment have been limited by the implementation of short-time work schemes (ERTEs), as these measures are withdrawn in 2021, unemployment is expected to rise. Further, while economic recovery is expected to be boosted by the implementation of EU-level initiatives, in particular the financial support linked to the Next Generation EU (NGEU) plan, there are risks as to the capacity of the Spanish economy to absorb the EU funds and translate the support to productive investment. In addition, the Spanish economy is particularly sensitive to economic conditions in the Eurozone, the main export market for Spanish goods and services. The Group’s gross exposure of loans and advances to customers in Spain totaled €195,983 million as of December 31, 2020, representing 61% of the total amount of loans and advances to customers included on the Group’s consolidated balance sheet. Our Spanish business includes extensive operations in Catalonia, which represented 16% of the Group’s assets in Spain as of December 31, 2020 (18% as of December 31, 2019). While social and political tensions have generally declined since 2017, if such tensions were to increase, this could lead to scenarios of uncertainty, volatility in capital markets and a deterioration of economic and financing conditions in Spain.

Given the relevance of the Group’s loan portfolio in Spain, any adverse change affecting economic conditions in Spain could have a material adverse effect on our business, financial condition and results of operations.

FINANCIAL RISKS

The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it

Traditionally, one of the Group's main sources of financing has been savings accounts and demand deposits. As of December 31, 2020, the balance of customer deposits represented 70% of the Group's total financial liabilities at amortized cost. However, the volume of wholesale and retail deposits can fluctuate significantly, including as a result of factors beyond the Group's control, such as general economic conditions, changes in economic policy or administrative decisions that diminish their attractiveness as savings instruments (for example, as a consequence of changes in taxation, coverage by guarantee funds for deposits or expropriations) or competition from other savings or investment instruments (including deposits from other banks).

Likewise, changes in interest rates and credit spreads may significantly affect the cost of the Group’s short and long-term wholesale financing. Changes in credit spreads are driven by market factors and are also influenced by the market’s perception of the Group's solvency. As of December 31, 2020, debt securities issued by the Group represented 12.6% of the total financial liabilities at amortized cost of the Group.

In addition, the Group has made and continues to make significant use of public sources of liquidity, such as the European Central Bank's (ECB) extraordinary measures taken in response to the financial crisis since 2008 or those taken in connection with the crisis caused by the COVID-19 pandemic. The ECB announced in December 2020 the new conditions of Targeted Long Term Refinancing Operations (TLTRO) III, increasing the maximum amount that BBVA may receive from €35,000 million to €38,500 million and extending the enhanced conditions in terms of cost one additional year until June 2022. As of December 31, 2020, €35,032 million had been borrowed by BBVA (€7,000 million were drawn down as of each of December 2019 and March 2020, and €21,000 million as of June 2020). BBVA plans to take up an additional €3,500 million in March 2021 to reach its full allotment. However, the conditions of this or other programs could be revised or these programs could be cancelled.

In the event of a withdrawal of deposits or other sources of liquidity, especially if it is sudden or unexpected, the Group may not be able to finance its financial obligations or meet the minimum liquidity requirements that apply to it, and may be forced to incur higher financial costs, liquidate assets and take additional measures to reduce leverage. Furthermore, the Group could be subject to the adoption of early intervention measures or, ultimately, to the adoption of a resolution measure by the Relevant Spanish Resolution Authority (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Recovery and Resolution of Credit Institutions and Investment Firms”). Any of the above could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group and some of its subsidiaries depend on their credit ratings and sovereign credit ratings

Rating agencies periodically review the Group's debt credit ratings. Any reduction, effective or anticipated, in any such ratings of the Group, whether below investment grade or otherwise, could limit or impair the Group's access to capital markets and other possible sources of liquidity and increase the Group’s financing cost, and entail the breach or early termination of certain contracts or give rise to additional obligations under those contracts, such as the need to grant additional guarantees. The Group estimates that, if at December 31, 2020 rating agencies had downgraded Banco Bilbao Vizcaya Argentaria, S.A.’s long-term senior debt rating by one notch, it would have had to provide additional guarantees/collateral amounting to €36.3 million under its derivative and other financial contracts. A hypothetical two-notch downgrade would have involved an outlay of €66.8 million in additional guarantees/collateral. Furthermore, if the Group were required to cancel its derivative contracts with some of its counterparties and were unable to replace them, its market risk would worsen. Likewise, a reduction in the credit rating could affect the Group's ability to sell or market some of its products or to participate in certain transactions, and could lead to the loss of customer deposits and make third parties less willing to carry out commercial transactions with the Group (especially those that require a minimum credit rating), having a significant adverse impact on the Group's business, financial condition and results of operations.

Furthermore, the Group's credit ratings could be affected by variations in sovereign credit ratings, particularly the rating of Spanish sovereign debt. The Group holds a significant portfolio of debt issued by the Kingdom of Spain, by the Spanish autonomous communities and by other Spanish issuers. As of December 31, 2020, the Group's exposure to the Kingdom of Spain's public debt portfolio was €46,401 million, representing 6% of the consolidated total assets of the Group. Any decrease in the credit rating of the Kingdom of Spain could adversely affect the valuation of the respective debt portfolios held by the Group and lead to a reduction in the Group's credit ratings. Additionally, counterparties to many of the credit agreements signed with the Group could also be affected by a decrease in the credit rating of the Kingdom of Spain, which could limit their ability to attract additional resources or otherwise affect their ability to pay their outstanding obligations to the Group.

As a consequence of the COVID-19 pandemic, some rating agencies have reviewed the Group's credit ratings or trends. Specifically, on June 22, 2020 Fitch announced the modification of BBVA’s senior preferred debt long-term rating to A- with stable outlook from A with Rating Watch Negative. On April 1, 2020, DBRS confirmed BBVA’s long-term rating of A (High) and maintained the outlook as stable. On April 29, 2020 S&P confirmed BBVA's long-term rating of A- and maintained its negative outlook. There may be more ratings actions and changes in BBVA’s credit ratings in the future as a result of the crisis caused by the COVID-19 pandemic, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group's ability to pay dividends depends, in part, on the receipt of dividends from its subsidiaries

Some of the Group’s operations are conducted through BBVA’s subsidiaries. As a result, BBVA’s results (and its ability to pay dividends) depend in part on the ability of its subsidiaries to generate earnings and to pay dividends to BBVA. Due, in part, to the Group's decision to follow a 'Multiple Point of Entry' strategy, in accordance with the framework for the resolution of financial entities designed by the Financial Stability Board (FSB), the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity. This means that the payment of dividends, distributions and advances by the Group’s subsidiaries to BBVA depends not only on the results of those subsidiaries, but also on the context of their operations and liquidity needs, and may be further limited by legal, regulatory and contractual restrictions. For example, in response to the crisis caused by the COVID-19 pandemic, certain restrictions were adopted that affect the distribution and/or repatriation of dividends of some of the Group's subsidiaries. There is no assurance that these restrictions will not remain in effect or, where lifted, reinstated, or that similar or new restrictions will not be imposed in the future. Furthermore, the Group's right, as a shareholder, to participate in the distribution of assets resulting from the eventual liquidation or any reorganization of its subsidiaries will be effectively subordinated to the rights of the creditors of those subsidiaries, including their commercial creditors.

In addition, the Group (including the Bank) must comply with certain capital requirements, where non-compliance could lead to the imposition of restrictions or prohibitions on making any: (i) distributions relating to common equity tier (“CET1”) capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to additional tier 1 (“AT1”) instruments (collectively, “discretionary payments”). Likewise, the ability of the Bank and its subsidiaries to pay dividends is conditioned by the recommendations and requirements of their respective supervisors, such as those made in response to the COVID-19 pandemic. In this regard, on April 30, 2020, the Bank announced that it had agreed to modify, for the financial year 2020, the Group's shareholder remuneration policy, opting not to pay any amount as a dividend corresponding to the financial year 2020 until the uncertainties generated by the COVID-19 pandemic dissipate and, in any case, not before the close of the 2020 fiscal year. While, on January 29, 2021, in line with the latest recommendation of the ECB, the Bank announced its intention to distribute 0.059 euros per share in respect of 2020 profit and to reinstate during 2021 its dividend policy announced in 2017 once any recommendation is repealed and there are no additional restrictions or limitations, no assurance can be given that further supervisory restrictions or recommendations will not restrict our or our subsidiaries’ ability to distribute dividends in the future (see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”).

Any dividends of BBVA or any of its subsidiaries may be subject to further regulatory restrictions or recommendations, or current restrictions or recommendations could be in place for a longer or indefinite period.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by asset impairment

Regulatory, business, economic or political changes and other factors could lead to asset impairment. In recent years, severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures. Doubts regarding the asset quality of European banks has also affected their evolution in the market in recent years.

Several ongoing factors could depress the valuation of our assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). This includes the COVID-19 crisis, Brexit, the surge of populist trends in several European countries, increased trade tensions and potential changes in U.S. economic policies implemented by the new U.S. administration, any of which could increase global financial volatility and lead to the reallocation of assets. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe challenges has contributed to the deterioration of the valuation of global assets and further increased volatility in the global financial markets.

In particular, the final impact of the COVID-19 crisis on the valuation of the Group’s assets is still unknown. Since the outbreak of the crisis in the first quarter of 2020, public support measures have been introduced in the countries where the Group operates, most of which have been in the form of public guarantees on new loans to corporates and SMEs and moratoria and payment holidays on certain household loans. Once these measures come to an end, it is possible that the Group will need to record significant loan-loss provisions as a result of the deterioration in the credit quality of our clients, especially SMEs. Any such provisions could have a material adverse effect on the Group’s business, financial condition and results of operations

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets

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

LEGAL RISKS

The Group is party to a number of legal and regulatory actions and proceedings

The financial sector faces an environment of increasing regulatory and litigation pressure. The Group is party to government procedures and investigations, such as those carried out by the antitrust authorities which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. The various Group entities are also frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Bancomer, S.A. (“BBVA Mexico”) in connection with transactions in Mexican government bonds. The Mexican Banking and Securities Exchange Commission (Comisión Nacional Bancaria y de Valores) also initiated a separate investigation regarding this matter. These investigations resulted in certain fines, insignificant in amount, being initially imposed, certain of which BBVA Mexico has challenged. In March 2018, BBVA Mexico and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. In December 2019, following a decision from the judge assigned to hear the proceedings, plaintiffs withdrew their claims against BBVA Mexico’s affiliates. In November 2020, the judge granted the remaining defendants’ motion to dismiss for lack of personal, which the plaintiffs may appeal. More generally, in recent years, regulators have increased their supervisory focus on consumer protection and corporate behavior, which has resulted in a larger number of regulatory actions.

In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain recent national and supranational rulings in favor of consumers (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.

All of the above may result in a significant increase in operating and compliance costs and/or a reduction in revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the resulting procedural or management costs for the Group) could materially and adversely affect the Group, including by damaging its reputation.

It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings draw resources away from the Group and may require significant attention on the part of the Group's management and employees.

As of December 31, 2020, the Group had €612 million in provisions for the proceedings it is facing (which are included in the line item "Provisions for taxes and other legal contingencies" in the consolidated balance sheet), of which €574 million corresponded to legal contingencies and €38 million corresponded to tax related contingencies. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate any such provisions or for other reasons) makes it impossible to guarantee that the possible losses arising from such proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or which may otherwise affect the Group, whether individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by the Bank

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to the Bank. On July 29, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As at the date of this Annual Report, no formal accusation against the Bank has been made.

This criminal judicial proceeding is in the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

REGULATORY, TAX AND REPORTING RISKS

The financial services sector is one of the most regulated in the world. The Group is subject to a broad regulatory and supervisory framework, which has increased significantly in the last decade. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises.

Furthermore, the international nature of the Group’s operations means that the Group is subject to a wide and complex range of local and international regulations in these matters, sometimes with overlapping scopes and areas regulated. This complexity, which can be exacerbated by differences and changes in the interpretation or application of these standards by local authorities, makes compliance risk management difficult, requiring highly sophisticated monitoring, qualified personnel and general training of employees.

Any change in the Group's business that is necessary to comply with any particular regulations at any time, especially in Spain, Mexico, Turkey or, pending completion of the sale of BBVA USA, the United States, could lead to a considerable loss of income, limit the Group's ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.

The Group is subject to a broad regulatory and supervisory framework, including resolution regulations, which could have a significant adverse effect on its business, financial condition and results of operations

The Group is subject to a comprehensive regulatory and supervisory framework the complexity and scope of which has increased significantly since the previous financial crisis and which could further increase as a result of the crisis caused by the COVID-19 pandemic. In particular, the banking sector is subject to continuous scrutiny at the political and supervisory levels, and it is foreseeable that in the future there will continue to be political involvement in regulatory and supervisory processes, as well as in the governance of the main financial entities. For this reason, the laws, regulations and policies to which the Group is subject, as well as their interpretation and application, may change at any time. In addition, supervisors and regulators have significant discretion in carrying out their duties, which gives rise to uncertainty regarding the interpretation and implementation of the regulatory framework. Moreover, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations could also adversely affect the Group's ability to compete with financial institutions that may or may not have to comply with any such rules or regulations, as applicable.

Regulatory changes, adopted or proposed, as well as their interpretation or application, have increased and may continue to substantially increase the Group's operating expenses and adversely affect its business model. For example, the imposition of prudential capital standards has limited and could further limit the ability of subsidiaries to distribute capital to the Group, while liquidity standards may require the Group to hold a higher proportion of financial instruments with higher liquidity and lower performance, which can adversely affect its net interest margin. In addition, the Group's regulatory and supervisory authorities may require the Group to increase its loan loss allowances or asset impairments, which could have an adverse effect on its financial condition. It is also possible that governments and regulators impose additional ad hoc regulations or requirements in response to the crisis caused by the COVID-19 pandemic, including the imposition of requirements on credit institutions to provide financing to various entities such as, for example, the Fund for Orderly Bank Restructuring (Fondo de Reestructuración Ordenada Bancaria) (the “FROB”) or the Single Resolution Board (“SRB”).

Any legislative or regulatory measure and any necessary change in the Group's business operations as a consequence of such measure, as well as any failure to comply with it, could result in a significant loss of income, represent a limitation on the ability of the Group to take advantage of business opportunities and offer certain products and services, affect the value of the Group's assets, force the Group to increase prices (which could reduce the demand for its products), impose additional compliance costs or result in other possible negative effects for the Group.

One of the most significant regulatory changes resulting from the prior financial crisis was the introduction of resolution regulations (which are described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation”). In the event that the Relevant Spanish Resolution Authority (as defined herein) considers that the Group is in a situation where conditions for early intervention or resolution are met, it may adopt the measures provided for in the applicable regulations, including without prior notice. Such determination, or the mere possibility that such determination could be made, could materially and adversely affect the Group's business, financial condition and results of operations, as well as the market price and behavior of certain securities issued by the Group (or their terms, in the event of an exercise of the Spanish Bail-in-Power (as defined herein)).

Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations

As described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation”, in its capacity as a Spanish credit institution, the Group is subject to compliance with a “Pillar 1” solvency requirement, a “Pillar 2” solvency requirement and a “combined buffer requirement” at both the individual and consolidated levels. As a result of the latest Supervisory Review and Evaluation Process (“SREP”) carried out by the ECB, and in accordance with the measures implemented by the ECB on March 12, 2020, by means of which banks may partially use AT1 and Tier 2 capital instruments in order to fulfil the “Pillar 2” requirement, BBVA must maintain, at a consolidated level, a CET1 ratio of 8.59% and a total capital ratio of 12.75%. In addition, BBVA must maintain, on an individual level, a CET1 ratio of 7.84% and a total capital ratio of 12.01% As of December 31, 2020, the Group’s phased-in total capital ratio was 16.46% on a consolidated basis and 20.68% on an individual basis, and its CET1 phased-in capital ratio was 12.15% on a consolidated basis and 15.14% on an individual basis.

Additionally, as described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation”, Banco Bilbao Vizcaya Argentaria, S.A., as a Spanish credit institution, must maintain a minimum level of own funds and eligible liabilities (the “MREL requirement”) in relation to total liabilities and own funds. On November 19, 2019, the Bank announced that it had received notification from the Bank of Spain of its MREL, as determined by the SRB. The Bank’s MREL was set at 15.16% of the total liabilities and own funds of the Bank’s resolution group at a sub-consolidated level from January 1, 2021. Likewise, of this MREL, 8.01% of the total liabilities and own funds must be met with subordinated instruments, once the allowance established in the requirement itself has been applied. This MREL is equivalent to 28.50% of the Risk Weighted Assets (“RWAs”) of the Bank’s resolution group, while the subordination requirement included in the MREL is equivalent to 15.05% of the RWAs of the Group’s resolution group, once the corresponding allowance has been applied.

The Bank estimates that, following the entry into force of SRM Regulation II (as defined herein) (which, among other matters, establishes the MREL in terms of RWAs and sets forth new transitional periods and deadlines, and which we interpret would be applicable to our MREL requirement), the current structure of shareholders’ funds and admissible liabilities enables the Bank’s compliance with its MREL requirement. However, both the total capital and the MREL requirements are subject to interpretation and change and, therefore, no assurance can be given that our interpretation is the appropriate one or that the Bank and/or the Group will not be subject to more stringent requirements at any future time. Likewise, no assurance can be given that the Bank and/or the Group will be able to fulfil whatever future requirements may be imposed, even if such requirements were to be equal or lower. There can also be no assurances as to the ability of the Bank and/or the Group to comply with any capital target announced to the market at any given time, which could be adversely perceived by investors and/or supervisors, who could interpret that a lack of capital-generating capacity exists or that the capital structure has deteriorated, either of which could adversely affect the market value or behavior of securities issued by the Bank and/or the Group (and, in particular, any eligible liabilities and any capital instruments) and, therefore, lead to the implementation of new recommendations or requirements regarding “Pillar 2” or (should the Relevant Spanish Resolution Authority interpret that obstacles may exist for the viability of the resolution of the Bank and /or the Group), MREL.

If the Bank or the Group failed to comply with its “combined buffer requirement” they would have to calculate the Maximum Distributable Amount (“MDA”) and, until such calculation has been undertaken and reported to the Bank of Spain, the affected entity would not be able to make any discretionary payments. Once the MDA has been calculated and reported, such discretionary payments would be limited to the calculated MDA. Likewise, should the Bank or the Group not meet the applicable capital requirements, additional requirements of “Pillar 2” or, if applicable, MREL could be imposed. Likewise, in accordance with the EU Banking Reforms (as defined below), any failure by the Bank or the Group to comply with its respective “combined buffer requirement” when considered in addition to its MREL could result in the imposition of restrictions or prohibitions on discretionary payments. Additionally, failure to comply with the capital requirements may result in the implementation of early intervention measures or, ultimately, resolution measures by the resolution authorities.

Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019 (as amended, replaced or supplemented at any time, “CRR II”) establishes a binding requirement for the leverage ratio effective from June 28, 2021 of 3% of Tier 1 capital (as of December 31, 2020, the phased-in leverage ratio of the Group was 6.68% and fully loaded it was 6.46%). Moreover, the EU Banking Reforms include a leverage ratio buffer for financial institutions of global systemic importance (G-SIBs) to be met with Tier 1 capital. Any failure to comply with this leverage ratio buffer may also result in the need to calculate and report the MDA, and restrictions on discretionary payments. Moreover, CRR II proposes new requirements that capital instruments must meet in order to be considered AT1 or Tier 2 instruments, including certain grandfathering measures until June 28, 2025. Once the grandfathering period in CRR II has elapsed, AT1 and/or Tier 2 instruments which do not comply with the new requirements at such date will no longer be considered as capital instruments. This could give rise to shortfalls in regulatory capital and, ultimately, could result in failure to comply with the applicable minimum regulatory capital requirements, with the aforementioned consequences.

Additionally, the implementation of the ECB expectations regarding prudential provisions for NPLs (published on May 15, 2018) and the ECB’s current review of internal models being used by banks subject to its supervision for the calculation of their RWAs (TRIMs) could result, respectively, in the need to increase provisions for future NPLs and increases in the Group’s capital needs.

Furthermore, the implementation of the Basel III reforms described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation” could result in an increase of the Bank’s and the Group’s total RWAs and, therefore, could also result in a decrease of the Bank’s and the Group’s capital ratios. Likewise, the lack of uniformity in the implementation of the Basel III reforms across jurisdictions in terms of timing and applicable regulations could give rise to inequalities and competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect an entity with global operations such as the Group and could affect its profitability.

Additionally, should the Total Loss Absorbing Capacity (TLAC) requirements, as described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation”, currently only imposed upon G-SIBs, be applicable upon non-G-SIBs entities or should the Group once again be classified as a G-SIB, additional minimum requirements similar to MREL could in the future be imposed upon the Group.

There can be no assurance that the above capital requirements or MREL will not adversely affect the Bank’s or its subsidiaries’ ability to make discretionary payments, or result in the cancellation of such payments (in whole or in part), or require the Bank or such subsidiaries to issue additional securities that qualify as eligible liabilities or regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Group’s business, financial condition and results of operations. Furthermore, an increase in capital requirements could adversely affect the return on equity and other of the Group’s financial results indicators. Moreover, the Bank’s or the Group’s failure to comply with their capital requirements and MREL could have a significant adverse effect on the Group’s business, financial condition and results of operations.

Lastly, the Group must also comply with liquidity and funding ratios. Several elements of the Liquidity Coverage Ratio (“LCR”)  and net stable financing ratio (“NSFR”) (as such ratios are defined in Note 7.5 to our Consolidated Financial Statements), as introduced by national banking regulators and fulfilled by the Group, may require implementing changes in some of its commercial practices, which could expose the Group to additional expenses (including an increase in compliance expenses), affect the profitability of its activities or otherwise lead to a significant adverse effect over the Group’s business, financial condition or results of operations. As of December 31, 2020 and December 31, 2019, the Group's LCR was 149% and 129% respectively. The NSFR was 127% as of December 31, 2020 and 120% as of December 31, 2019. For further information, see Note 7.5 to our Consolidated Financial Statements.

The Group is exposed to tax risks that may adversely affect it

The size, geographic diversity and complexity of the Group and its commercial and financial relationships with both third parties and related parties result in the need to consider, evaluate and interpret a considerable number of tax laws and regulations, as well as any relevant interpretative materials, which in turn involve the use of estimates, the interpretation of indeterminate legal concepts and the determination of appropriate valuations in order to comply with the tax obligations of the Group. In particular, the preparation of the Group's tax returns and the process for establishing tax provisions involve the use of estimates and interpretations of tax laws and regulations, which are complex and subject to review by the tax authorities. Any error or discrepancy with tax authorities in any of the jurisdictions in which the Group operates may give rise to prolonged administrative or judicial proceedings that may have a material adverse effect on the Group’s results of operations.

In addition, governments in different jurisdictions are in the search for new funding sources, and they have recently focused on the financial sector. The Group's presence in various jurisdictions increases its exposure to regulatory and interpretative changes, which could, among other things, lead to (i) an increase in the types of tax to which the Group is subject, including in response to the demands of various political forces at the national and global level, (ii) changes in the calculation of tax bases and exemptions therefrom, such as the proposal in Spain to limit the exemption for dividends and capital gains from domestic and foreign subsidiaries to 95%, which would mean that 5% of the dividends and capital gains obtained by the Group companies in Spain would be subject to, and not exempt from, corporate tax, or (iii) the creation of new taxes, like the common financial transaction tax (“FTT”) in the proposed Tax Directive for the Financial Transactions Tax of the European Commission (which would tax the acquisitions of certain securities, including those issued by the Group) and the Spanish FTT which came into effect in Spain in January 2021, may have adverse effects on the business, financial condition and results of operations of the Group.

The Group is exposed to compliance risks

The Group, due to its role in the economy and the nature of its activities, is singularly exposed to certain compliance risks. In particular, the Group must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws (including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which could lead to very significant penalties. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. The Group’s activities are also subject to complex customer protection and market integrity regulations.

Generally, these regulations require banking entities to, among other measures, use diligence measures to manage compliance risk. Sometimes, banking entities must apply reinforced due diligence measures because they understand that, due to the very nature of the activities they carry out (among others, private banking, money transfer and foreign currency exchange operations), they may present a higher risk of money laundering or terrorist financing.

Although the Group has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the employees (123,174  as of December 31, 2020) or other persons of the Group or its business partners, agents and/or other third parties with a business or professional relationship with BBVA do not circumvent or violate current regulations or BBVA’s ethics and compliance regulations, acts for which such persons or the Group could be held ultimately responsible and/or that could damage the Group's reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

Furthermore, the Group may not be able to prevent third parties outside the Group from using the banking network in order to launder money or carry out illegal or inappropriate activities. Further, financial crimes continually evolve and emerging technologies, such as cryptocurrencies and blockchain, could limit the Group's ability to track the movement of funds. Additionally, in adverse economic conditions, it is possible that financial crime attempts will increase significantly.

If there is a breach of the applicable regulations or BBVA’s ethics and compliance regulations or if the competent authorities consider that the Group does not perform the necessary due diligence inherent to its activities, such authorities could impose limitations on the Group's activities, the revocation of its authorizations and licenses, and economic penalties, in addition to having significant consequences for the Group's reputation, which could have a significant adverse impact on the Group's business, financial condition and results of operations. Furthermore, the Group from time to time conducts investigations related to alleged violations of such regulations and BBVA’s ethics and compliance regulations, and any such investigation or any related procedure could be time consuming and costly, and its results difficult to predict.

Finally, in 2020 the COVID-19 outbreak has led in many countries to new specific regulations, mainly focused on consumer protection measures. The difficulties associated with the need to adapt the Group’s systems to these new regulations quickly along with the fact that the majority of BBVA’s employees have been working remotely could pose new compliance risks. Likewise, despite the existing controls in place, the increase in remote account opening driven by the pandemic could increase money laundering risks. Additionally, criminals are continuing to exploit the opportunities created by the pandemic across the globe and increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on our communications surveillance frameworks could in turn raise our market conduct risk.

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

OPERATIONAL RISKS

Attacks, failures or deficiencies in the Group's procedures, systems and security or those of third parties to which the Group is exposed could have a significant adverse impact on the Group's business, financial condition and results of operations, and could be detrimental for its reputation

The Group's activities depend to a large extent on its ability to process and report effectively and accurately on a high volume of highly complex transactions with numerous and diverse products and services (by their nature, generally ephemeral), in different currencies and subject to different regulatory regimes. Therefore, it relies on highly sophisticated information technology (“IT”) systems for data transmission, processing and storage. However, IT systems are vulnerable to various problems, such as hardware and software malfunctions, computer viruses, hacking, and physical damage to IT centers. BBVA's exposure to these risks has increased significantly in recent years due to the Group's implementation of its ambitious digital strategy. According to data as of December 31, 2020, 63% of the Group’s customers are digital and 59% of customers regularly use their mobile phones to interact with BBVA, and digital sales represent 63.6% of total sales. BBVA already has more than 500,000 customers registered exclusively through digital channels in Spain, of which more than 50% did so via mobile. These digital services, as well as other alternatives that BBVA offers users to become BBVA customers, have become even more important after the COVID-19 outbreak and the ensuing restrictions on mobility in the countries in which the Group operates. Currently, one in three new clients chooses digital channels to start their relationship with BBVA. Any attack, failure or deficiency in the Group's systems could, among other things, lead to the misappropriation of funds of the Group's clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as preventing the normal operation of the Group, and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group's security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group's business, financial condition and results of operations. Furthermore, it is possible that such attacks, failures or deficiencies will not be detected on time or ever. The Group is likely to be forced to spend significant additional resources to improve its security measures in the future. As cyber-attacks are becoming increasingly sophisticated and difficult to prevent, the Group may not be able to anticipate or prevent all possible vulnerabilities, nor to implement preventive measures that are effective or sufficient.

Customers and other third parties to which the Group is significantly exposed, including the Group's service providers (such as data processing companies to which the Group has outsourced certain services), face similar risks. Any attack, failure or deficiency that may affect such third parties could, among other things, adversely affect the Group's ability to carry out operations or provide services to its clients or result in the unauthorized disclosure, destruction or use of confidential information. Furthermore, the Group may not be aware of such attack, failure or deficiency in time, which could limit its ability to react. Moreover, as a result of the increasing consolidation, interdependence and complexity of financial institutions and technological systems, an attack, failure or deficiency that significantly degrades, eliminates or compromises the systems or data of one or more financial institutions could have a significant impact on its counterparts or other market participants, including the Group.

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

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. There were no significant capital expenditures in the years ended December 31, 2020, 2019 and 2018.

Capital Divestitures

Our principal divestitures are divestitures in our subsidiaries and affiliates. The main divestitures from 2018 to the date of this Annual Report were the following:

2020

Agreement for the sale of BBVA USA Bancshares, Inc.

On November 15, 2020, BBVA reached an agreement with The PNC Financial Services Group, Inc. for the sale of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owns 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business, for approximately $11.6 billion (approximately equivalent to €9.7 billion), to be paid in cash (the “USA Sale”).

The scope of the USA Sale does not include BBVA Securities Inc. (the Group’s broker-dealer in the United States), the Group’s stake in Propel Venture Partners US Fund I, L.P. and BBVA Processing Services, Inc. (together, the “Excluded Business”). Prior to the closing of the USA Sale, the Excluded Business will be transferred by BBVA USA Bancshares, Inc. to entities of the BBVA Group. In addition, BBVA will continue to develop the wholesale business that it currently carries out through its branch in New York.

It is expected that the USA Sale will result in an increase in BBVA Group’s CET1 (fully loaded) ratio of approximately 294 basis points. In addition, we expect to recognize profit net of taxes of approximately €580 million (based on an exchange rate of $1.20 per euro) for the companies included within the scope of the USA Sale from the date of the agreement through the date on which closing is expected to take place. Of this amount, approximately €300 million has already been recognized in the consolidated statement of income for the year ended December 31, 2020. In addition, of the expected impact on the BBVA Group’s CET1 (fully loaded) ratio, an increase of approximately 9 basis points had already been recognized as of December 31, 2020.

The closing of the USA Sale is subject to obtaining the relevant regulatory authorizations from the competent authorities. It is expected that the closing of the USA Sale may take place in mid-2021.

For additional information, see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.

Agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in Spain including a long-term exclusive distribution agreement for the sale of non-life insurance products, excluding the health insurance business, through BBVA’s branch network in Spain.

On December 14, 2020, after obtaining the relevant regulatory approvals from the competent authorities, BBVA Seguros, S.A. de Seguros y Reaseguros (“BBVA Seguros”) transferred to Allianz, Compañía de Seguros y Reaseguros, S.A., 50% of the share capital plus one share in BBVA Allianz Seguros y Reaseguros, S.A. (“BBVA Seguros Generales”). BBVA Seguros received a cash payment of €274 million. Prior to that, BBVA transferred its non-life insurance business in Spain, excluding the health insurance business, to BBVA Seguros Generales.

Allianz, Compañía de Seguros y Reaseguros, S.A. may need to make an additional payment to BBVA of up to €100 million if certain business goals and milestones are met. This transaction has resulted in a profit net of taxes of €304 million and has increased the Group’s CET1 (fully loaded) ratio by 7 basis points as of December 31, 2020.

2019

Sale of BBVA Paraguay

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of our wholly-owned subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”). The sale closed on January 22, 2021 and BBVA received approximately $250 million (approximately €210 million) in cash. The transaction resulted in a loss of approximately €9 million net of taxes and is estimated to increase the Group’s CET1 (fully loaded) ratio by approximately 6 basis points in the first quarter of 2021.

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

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of the Business (except for part of the agreed REOs, which were contributed in several subsequent transfers, being the last one in May 2020) to Divarian Propiedad, S.A. (“Divarian”) and the sale of an 80% stake in Divarian to Promontoria. Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian.

As of December 31, 2018 and for the year then ended, the transaction did not have a significant impact on the Group’s attributable profit or CET1 (fully loaded).

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

The transaction was completed during the third quarter of 2019 and resulted in a capital gain, net of taxes, of €138 million and a slightly positive impact on the BBVA Group’s CET1 (fully loaded).

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

For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience. In 2020, the number of digital and mobile customers and the volume of digital sales continued to increase.

As of December 31, 2020, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2019. However, the BBVA Group has reached agreements which may affect the structure of the Group’s operating segments in the future.

In 2019, the Group adopted a common global brand through the unification of the BBVA brand as part of its efforts to offer a unique value proposition and a homogeneous customer experience in the countries in which the Group operates.

Operating Segments

Set forth below are the Group’s current six operating segments:

•       Spain;

•       The United States;

•       Mexico;

•       Turkey;

•       South America; and

•       Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. BBVA’s 20% stake in Divarian is also included in this unit. For more information regarding Divarian, see “—History and Development of the Company—Capital Divestitures—2018”.

For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.

The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2020, 2019 and 2018 was as follows:

	As of December 31,
	2020	2019	2018
	(In Millions of Euros)
Spain	405,878	364,427	353,923
The United States (1)	93,953	88,529	82,057
Mexico	110,224	109,079	97,432
Turkey	59,585	64,416	66,250
South America	55,435	54,996	54,373
Rest of Eurasia	22,881	23,257	18,845
Subtotal Assets by Operating Segment	747,957	704,703	672,880
Corporate Center and Adjustments (2)	(11,781)	(6,967)	2,796
Total Assets BBVA Group	736,176	697,737	675,675

(1)      €83,257 million as of December 31, 2020 relates to BBVA USA and the other companies falling within the scope of the USA Sale (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”) and is recorded as “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet as of December 31, 2020 (see Note 21 to our Consolidated Financial Statements).

(2)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments. See “Presentation of Financial Information—Intra-group reallocations”.

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2020, 2019 and 2018. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2020	2019	2018	2020	2019	2018
	(In Millions of Euros)			(In Percentage)
Spain	606	1,386	1,400	15	23	24
The United States (1)	429	590	736	11	10	13
Mexico	1,759	2,699	2,367	45	45	41
Turkey	563	506	567	14	8	10
South America	446	721	578	11	12	10
Rest of Eurasia	137	127	96	3	2	2
Subtotal operating segments	3,940	6,029	5,743	100	100	100
Corporate Center	(2,635)	(2,517)	(343)
Profit attributable to parent company	1,305	3,512	5,400

(1)      Includes the results of BBVA USA and the other companies falling within the scope of the USA Sale (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2020, 2019 and 2018. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	The United States (1)	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total (2)
	(In Millions of Euros)
2020
Net interest income	3,553	2,284	5,415	2,783	2,701	214	(149)	16,801
Gross income	5,554	3,152	7,017	3,573	3,225	510	(57)	22,974
Net margin before provisions (3)	2,515	1,281	4,677	2,544	1,853	225	(876)	12,219
Operating profit/(loss) before tax	809	502	2,472	1,522	896	184	(2,810)	3,576
Profit /(loss) attributable to parent company	606	429	1,759	563	446	137	(2,635)	1,305
2019
Net interest income	3,567	2,395	6,209	2,814	3,196	175	(233)	18,124
Gross income	5,656	3,223	8,029	3,590	3,850	454	(339)	24,463
Net margin before provisions (3)	2,402	1,257	5,384	2,375	2,276	161	(1,294)	12,561
Operating profit/(loss) before tax	1,878	705	3,691	1,341	1,396	163	(2,775)	6,397
Profit /(loss) attributable to parent company	1,386	590	2,699	506	721	127	(2,517)	3,512
2018
Net interest income	3,618	2,276	5,568	3,135	3,009	175	(269)	17,511
Gross income	5,888	2,989	7,193	3,901	3,701	414	(420)	23,667
Net margin before provisions (3)	2,554	1,129	4,800	2,654	1,992	127	(1,291)	11,965
Operating profit/(loss) before tax	1,840	920	3,269	1,444	1,288	148	(1,329)	7,580
Profit /(loss) attributable to parent company	1,400	736	2,367	567	578	96	(343)	5,400

(1)      Includes the results of BBVA USA and the other companies falling within the scope of the USA Sale (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).

(2)      For information on the reconciliation of the income statement of our operating segments and Corporate Center to the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

(3)      “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The following tables set forth information relating to the balance sheet of our operating segments and the Group Corporate Center and adjustments as of December 31, 2020, 2019 and 2018:

	As of December 31, 2020
	Spain	The United States (1)	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and Adjustments (2)
	(In Millions of Euros)
Total Assets	405,878	93,953	110,224	59,585	55,435	22,881	747,957	(11,781)
Cash, cash balances at central banks and other demand deposits	38,360	17,260	9,159	5,477	7,126	285	77,667	(364)
Financial assets designated at fair value (3)	137,969	6,792	36,360	5,332	7,329	492	194,274	(4,452)
Financial assets at amortized cost	198,173	66,933	59,814	46,705	38,549	21,839	432,014	(1,754)
Loans and advances to customers	167,998	57,983	50,002	37,295	33,615	18,908	365,801	(796)
Of which:
Residential mortgages	71,530	12,465	9,890	2,349	6,252	1,436	103,923
Consumer finance	11,820	4,633	7,025	5,626	6,773	497	36,373
Loans	5,859	1,153	1,629	630	974	183	10,427
Credit cards	2,087	700	4,682	3,259	2,008	7	12,744
Loans to enterprises	61,748	33,975	22,549	24,597	16,392	16,011	175,273
Loans to public sector	12,468	4,860	4,670	178	1,319	773	24,267
Total Liabilities	395,422	90,317	104,888	57,050	53,283	22,003	722,963	(36,807)
Financial liabilities held for trading and designated at fair value through profit or loss	73,921	952	23,801	2,336	1,326	46	102,382	(5,746)
Financial liabilities at amortized cost - Customer deposits	206,428	69,923	54,052	39,353	36,874	4,578	411,208	(2,086)
Of which:
Demand and savings deposits	174,789	61,354	43,460	20,075	25,847	3,481	329,008
Time deposits	31,019	8,571	10,315	19,270	11,038	1,097	81,310
Total Equity	10,457	3,636	5,336	2,535	2,152	879	24,995	25,025
Assets under management	62,707	-	22,524	3,425	13,722	569	102,947
Mutual funds	38,434	-	20,660	1,087	4,687	-	64,869
Pension funds	24,273	-	-	2,337	9,035	569	36,215
Other placements	-	-	1,863	-	-	-	1,863

(1)      Includes the respective amounts for BBVA USA and the other companies falling within the scope of the USA Sale (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).

(2)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Intra-group reallocations”) and the reclassification of assets and liabilities of BBVA USA and the other companies falling within the scope of the USA Sale to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet of the BBVA Group.  See Note 21 to our Consolidated Financial Statements.

(3)      Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2019
	Spain	The United States (1)	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and Adjustments (2)
	(In Millions of Euros)
Total Assets	364,427	88,529	109,079	64,416	54,996	23,257	704,703	(6,967)
Cash, cash balances at central banks and other demand deposits	15,903	8,293	6,489	5,486	8,601	247	45,019	(716)
Financial assets designated at fair value (3)	121,890	7,659	31,402	5,268	6,120	477	172,817	(3,128)
Financial assets at amortized cost	195,260	69,510	66,180	51,285	37,869	22,233	442,336	(3,174)
Loans and advances to customers	167,332	63,162	58,081	40,500	35,701	19,669	384,445	(2,085)
Of which:
Residential mortgages	73,871	14,160	10,786	2,928	7,168	1,624	110,534
Consumer finance	11,390	5,201	8,683	5,603	7,573	453	38,904
Loans	5,586	1,213	1,802	635	1,074	195	10,505
Credit cards	2,213	883	5,748	3,837	2,239	8	14,929
Loans to enterprises	57,194	36,346	24,778	26,552	16,251	16,716	177,836
Loans to public sector	13,886	5,373	6,819	107	1,368	667	28,220
Total Liabilities	355,198	84,686	104,190	61,744	52,504	22,393	680,714	(37,902)
Financial liabilities held for trading and designated at fair value through profit or loss	77,731	282	21,784	2,184	1,860	57	103,898	(5,208)
Financial liabilities at amortized cost - Customer deposits	182,370	67,525	55,934	41,335	36,104	4,708	387,976	(3,757)
Of which:
Demand and savings deposits	150,917	53,001	42,959	15,737	22,682	3,292	288,588
Time deposits	31,453	14,527	12,372	25,587	13,441	1,416	98,797
Total Equity	9,229	3,843	4,889	2,672	2,492	864	23,989	30,936
Assets under management	66,068	-	24,464	3,906	12,864	500	107,803
Mutual funds	41,390	-	21,929	1,460	3,860	-	68,639
Pension funds	24,678	-	-	2,446	9,005	500	36,630
Other placements	-	-	2,534	-	-	-	2,534

(1)      Includes the respective amounts for BBVA USA and the other companies falling within the scope of the USA Sale (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).

(2)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Intra-group reallocations”).

(3)      Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2018
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	353,923	82,057	97,432	66,250	54,373	18,845	672,880	2,796
Cash, cash balances at central banks and other demand deposits	28,545	4,835	8,274	7,853	8,987	238	58,732	(536)
Financial assets designated at fair value (2)	106,307	10,481	26,022	5,506	5,634	504	154,454	(2,564)
Financial assets at amortized cost	195,457	63,539	57,709	50,315	36,649	17,809	421,477	(1,818)
Loans and advances to customers	170,427	60,808	51,101	41,478	34,469	16,609	374,893	(867)
Of which:
Residential mortgages	76,388	13,961	9,197	3,530	6,629	1,821	111,526
Consumer finance	9,665	5,353	7,347	5,265	6,900	410	34,940
Loans	5,564	1,086	1,766	570	955	212	10,153
Credit cards	2,083	720	4,798	3,880	2,058	10	13,549
Loans to enterprises	57,306	34,264	22,553	27,657	16,897	13,685	172,362
Loans to public sector	15,379	5,400	5,726	95	1,078	414	28,093
Total Liabilities	345,215	78,675	93,291	63,721	52,019	18,126	651,046	(28,245)
Financial liabilities held for trading and designated at fair value through profit or loss	70,020	234	18,028	1,852	1,357	42	91,532	(4,778)
Financial liabilities at amortized cost - Customer deposits	183,413	63,891	50,530	39,905	35,842	4,876	378,456	(2,486)
Of which:
Demand and savings deposits	142,912	47,031	38,167	12,530	23,195	3,544	267,379
Time deposits	40,072	16,857	11,573	27,367	12,817	1,333	110,018
Total Equity	8,708	3,383	4,140	2,529	2,355	719	21,834	31,041
Assets under management	62,559	-	20,647	2,894	11,662	388	98,150
Mutual funds	39,250	-	17,733	669	3,741	-	61,393
Pension funds	23,274	-	-	2,225	7,921	388	33,807
Other placements	35	-	2,914	-	-	-	2,949

(1)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Intra-group reallocations”).

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

•          Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations and public institutions;

•          Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•          Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in the bancassurance joint venture with Allianz, Compañía de Seguros y Reaseguros, S.A. (see “—History and Development of the Company―Capital Divestitures—2020”), the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Cash, cash balances at central banks and other demand deposits amounted to €38,360 million as of December 31, 2020 compared with the €15,903 million recorded as of December 31, 2019, mainly due to an increase in cash held at the Bank of Spain, with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €137,969 million as of December 31, 2020, a 13.2% increase from the €121,890 million recorded as of December 31, 2019, mainly as a result of the increase in trading derivatives recorded under “Financial assets held for trading” due to the positive impact of changes in exchange rates on foreign currency positions and the increase in sovereign debt securities recorded under the “Financial assets at fair value through other comprehensive income”.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €198,173 million, a 1.5% increase compared with the €195,260 million recorded as of December 31, 2019. Within this heading, loans and advances to customers amounted to €167,998 million as of December 31, 2020, an increase of 0.4% from the €167,332 million recorded as of December 31, 2019, mainly as a result of the increase in SMEs and corporate banking credit on the back of the measures implemented by the Spanish government in light of the COVID-19 pandemic, and increased drawdowns under credit facilities especially in the first quarter, partially offset by the decrease in mortgage loans.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2020 amounted to €73,921 million, a 4.9% decrease compared with the €77,731 million recorded as of December 31, 2019, mainly due to a decrease in deposits from credit institutions, partially offset by the positive impact of changes in exchange rate derivatives on foreign currency positions.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €206,428 million, a 13.2% increase compared with the €182,370 million recorded as of December 31, 2019 mainly due to the increase in demand deposits within the retail portfolio, as a result of the shift from consumption to savings due to the COVID-19 pandemic.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2020 amounted to €62,707 million, a 5.1% decrease compared with the €66,068 million as of December 31, 2019, mainly due to the increased volatility and decline in market prices during the period and the resulting shift towards deposits.

This operating segment’s non-performing loan ratio decreased to 4.3% as of December 31, 2020 from 4.4% as of December 31, 2019, mainly as a result of the increase in retail, SMEs and corporate banking credit facilities on the back of the measures implemented by the Spanish government in light of the COVID-19 pandemic, as well as the temporary moratoria and other relief measures adopted to address the effects thereof. This operating segment’s non-performing loan coverage ratio increased to 67% as of December 31, 2020 from 60% as of December 31, 2019, as a result mainly of higher loss allowances made in response to the COVID-19 pandemic.

The United States

This operating segment includes the Group’s business in the United States. The Group’s activity in the United States is mainly carried out through BBVA USA and other subsidiaries in the United States with activities related to banking activity and which are classified as discontinued operations (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”). It also includes Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, the Group’s stake in Propel Venture Partners, the business developed through the Group’s broker-dealer BBVA Securities Inc. and a representative office in Silicon Valley (California).

BBVA USA accounted for 87.5% of this operating segment’s balance sheet as of December 31, 2020. Given the importance of BBVA USA in this segment, most of the comments below refer to BBVA USA.

The U.S. dollar depreciated 8.5% against the euro as of December 31, 2020 compared with December 31, 2019, adversely affecting the business activity of the United States operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Cash, cash balances at central banks and other demand deposits amounted to €17,260 million as of December 31, 2020 compared with the €8,293 million recorded as of December 31, 2019, mainly due to an increase in cash and cash equivalents with the Federal Reserve with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic, offset in part by the depreciation of the U.S. dollar against the euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €6,792 million, an 11.3% decrease from the €7,659 million recorded as of December 31, 2019, mainly due to the depreciation of the U.S. dollar against the euro and a fall in the volume of U.S. Treasury and other U.S. government agencies securities and mortgage-backed securities.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €66,933 million, a 3.7% decrease compared with the €69,510 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €57,983 million, an 8.2% decrease compared with the €63,162 million recorded as of December 31, 2019, mainly due to the depreciation of the U.S. dollar against the euro, a reduction in consumer activity, since branches closed for business for part of the year and the decrease in consumer loans. The decrease was partially offset by the growth in loans to enterprises (in local currency) and the growth in residential mortgage loans in the fourth quarter of the year, on the back of measures implemented by the U.S. government in light of the COVID-19 pandemic, including the Paycheck Protection Program (“PPP”) and the business loan program established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) (which provides economic assistance to American workers, families and businesses, and aims to preserve jobs), and increases in the drawing down of credit facilities.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €69,923 million, a 3.6% increase compared with the €67,525 million recorded as of December 31, 2019, mainly due to an increase in demand deposits following the implementation of the PPP, as part of the funds that have been provided to customers under such program have been invested as deposits, offset in part by the depreciation of the U.S. dollar against the euro.

The non-performing loan ratio of this operating segment as of December 31, 2020 jumped to 2.1% from 1.1% as of December 31, 2019 mainly as a result of the increase in non-performing loans in the Oil & Gas sector and, to a lesser extent, the Real Estate sector, as a result of the deteriorating economic conditions and adverse sector dynamics. This operating segment’s non-performing loan coverage ratio decreased to 84% as of December 31, 2020, from 101% as of December 31, 2019, mainly due to higher non-performing loans and lower loss allowances. As loans becoming non-performing in 2020 were generally collateralized, provision requirements were lower than the stock.

Mexico

The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s branch in Houston.

The Mexican peso depreciated 13.1% against the euro as of December 31, 2020 compared with December 31, 2019, adversely affecting the business activity of the Mexico operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Cash, cash balances at central banks and other demand deposits amounted to €9,159 million as of December 31, 2020 compared with the €6,489 million recorded as of December 31, 2019, mainly due to an increase in cash and cash equivalents held at BANXICO (as defined herein), with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic, offset in part by the depreciation of the Mexican peso against the euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €36,360 million, a 15.8% increase from the €31,402 million recorded as of December 31, 2019, mainly due to an increase in sovereign debt securities, offset in part by the depreciation of the Mexican peso against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €59,814 million, a 9.6% decrease compared with the €66,180 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €50,002 million, a 13.9% decrease compared with the €58,081 million recorded as of December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in corporate loans and retail portfolios (mainly residential mortgages and consumer finance), due to the adverse effect of the COVID-19 pandemic. These effects were partially offset by the partial recovery of mortgage loans in the second half of 2020.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2020 amounted to €23,801 million, a 9.3% increase compared with the €21,784 million recorded as of December 31, 2019, mainly as a result of increases in government agency debt securities, offset in part by the depreciation of the Mexican peso against the euro. Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €54,052 million, a 3.4% decrease compared with the €55,934 million recorded as of December 31, 2019, primarily due to the depreciation of the Mexican peso against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Other placements”) as of December 31, 2020 amounted to €22,524 million, a 7.9% decrease compared with the €24,464 million as of December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the shift towards higher profitability investments such as private banking.

This operating segment’s non-performing loan ratio increased to 3.3% as of December 31, 2020 from 2.4% as of December 31, 2019, mainly due to the increase in non-performing loans from the retail portfolio during the fourth quarter of 2020, following the lifting of the moratoria measures adopted in response to the COVID-19 pandemic. This operating segment’s non-performing loan coverage ratio decreased to 122% as of December 31, 2020 from 136% as of December 31, 2019.

Turkey

This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania.

The Turkish lira depreciated 26.7% against the euro as of December 31, 2020 compared to December 31, 2019, adversely affecting the business activity of the Turkey operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Cash, cash balances at central banks and other demand deposits amounted to €5,477 million as of December 31, 2020 compared with the €5,486 million recorded as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro. At constant exchange rates, there was an increase in cash, cash balances at central banks and other demand deposits as a result of the increase in cash and cash equivalents held at the Central Bank of the Republic of Turkey, with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €5,332 million, a 1.2% increase from the €5,268 million recorded as of December 31, 2019, mainly as a result of the increase in Turkish lira-denominated corporate banking loans as a result of the recently launched CGF-Credit Guarantee Fund, which is intended to support SMEs and entrepreneurs and pursuant to which loans are provided with Turkish Treasury-backed credit guarantees, partially offset by the depreciation of the Turkish lira against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €46,705 million an 8.9% decrease compared with the €51,285 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €37,295 million, a 7.9% decrease compared with the €40,500 million recorded as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro, offset, in part, by the increase (in local currency) in loans denominated in Turkish lira and increases in the commercial portfolio and in consumer loans (supported by the General Purpose Loans program adopted by the Turkish government, which intends to mitigate the effects of the COVID-19 pandemic).

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2020 amounted to €2,336 million, a 7.0% increase compared with the €2,184 million recorded as of December 31, 2019, mainly due to the increase in derivatives within the trading portfolio, partially offset by the depreciation of the Turkish lira.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €39,353 million, a 4.8% decrease compared with the €41,335 million recorded as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in demand deposits and increasing demand for gold deposits.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2020 amounted to €3,425 million, a 12.3% decrease compared with the €3,906 million as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in pension funds (in local currency).

The non-performing loan ratio of this operating segment decreased to 6.6% as of December 31, 2020 from 7.0% as of December 31, 2019, as a result of the increase in loans denominated in Turkish lira, increases in the commercial portfolio and in consumer loans (in local currency) and, to a lesser extent, increases in write offs in the fourth quarter of 2020. This operating segment’s non-performing loan coverage ratio increased to 80% as of December 31, 2020 from 75% as of December 31, 2019, mainly due to higher loss allowances made in response to the COVID-19 pandemic and, to a lesser extent, certain specific clients in the commercial portfolio.

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

The sale of BBVA Paraguay closed in January 2021. See “—History and Development of the Company—Capital Divestitures—2019”.

As of December 31, 2020, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro compared to December 31, 2019, by 34.8%, 12.6% and 16.3%, respectively. Changes in exchanges rates have adversely affected the business activity of the South America operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

As of and for the years ended December 31, 2020 and 2019, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies— Hyperinflationary economies”).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €7,329 million, a 19.7% increase compared with the €6,120 million recorded as of December 31, 2019, attributable in part to the increase in the fair value of debt securities issued by the Peruvian government held by the segment and increases in purchases of debt securities issued by the Central Bank of the Argentine Republic (BCRA) in Argentina in connection to the COVID-19 pandemic  and held by the segment. The increase was offset in part by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €38,549 million, a 1.8% increase compared with the €37,869 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €33,615 million, a 5.8% decrease compared with the €35,701 million recorded as of December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro, partially offset by the increase in wholesale loans, particularly in Peru (supported by the “Reactiva Plan” adopted in response to the COVID-19 pandemic), the increase in credit cards loans, in particular in Argentina, and increases in the retail portfolio (in each case, in local currency). See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic in the region.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €36,874 million, a 2.1% increase compared with the €36,104 million recorded as of December 31, 2019, mainly as a result of increases in demand deposits due to the measures established by the respective central banks in the region in order to inject liquidity into their economies (as part of the funds provided thereunder have been invested as deposits), and the shift from consumption to savings due to the COVID-19 pandemic, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2020 amounted to €13,722 million, a 6.7% increase compared with the €12,864 million as of December 31, 2019, mainly due to the recovery in mutual funds, after the temporary outflow of resources due to market instability, during the second half of 2020, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

The non-performing loan ratio of this operating segment as of December 31, 2020 and 2019 stood at 4.4%. The non-performing loan ratio as of December 31, 2020 was positively affected by the temporary moratoria and other relief measures adopted to address the effects of the COVID-19 pandemic. This operating segment’s non-performing loan coverage ratio increased to 110% as of December 31, 2020, from 100% as of December 31, 2019, mainly due to an increase in the balance of provisions in Colombia and Peru in response to the COVID-19 pandemic.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe and Asia, except for those businesses included in our Spain and Turkey operating segments. In particular, the Group’s activity in Europe is carried out through banks and financial institutions in Switzerland, Italy, Germany and Finland and branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom. The Group’s activity in Asia is carried out through branches in Taipei, Tokyo, Hong Kong, Singapore and Shanghai and representative offices in Seoul, Mumbai, Abu Dhabi and Jakarta.

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €492 million, a 3.0% increase compared with the €477 million recorded as of December 31, 2019.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €21,839 million, a 1.8% decrease compared with the €22,233 million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €18,908 million, a 3.9% decrease compared with the €19,669 million recorded as of December 31, 2019.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €4,578 million, a 2.8% decrease compared with the €4,708 million recorded as of December 31, 2019.

Pension funds in this operating segment as of December 31, 2020 amounted to €569 million, a 13.8% increase compared with the €500 million recorded as of December 31, 2019, mainly due to increased sales of a multi-strategic product launched in 2019.

The non-performing loan ratio of this operating segment as of December 31, 2020 decreased to 1.1% from 1.2% as of December 31, 2019. This operating segment’s non-performing loan coverage ratio increased to 100% as of December 31, 2020, from 98% as of December 31, 2019.

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

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in order to develop the non-life insurance business in Spain, excluding the health insurance business. On December 14, 2020, once the required authorizations had been obtained, BBVA completed the transaction and announced the transfer to Allianz, Compañía de Seguros y Reaseguros, S.A. of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3 to our Consolidated Financial Statements).

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

The Bank’s “home” supervisor is the European Central Bank (“ECB”) at the European level and the Bank of Spain at the national level, both authorities being part of the Single Supervisory Mechanism (“SSM”). The BBVA Group is also subject to supervision by a wide variety of other local authorities given the Bank’s global presence, which are considered to be “host” supervisors given the Bank’s foreign origin. These include authorities in countries such as the United States, Mexico, Turkey and the whole of BBVA’s footprint in South America.

Following the prior global financial crisis, European politicians took action to stabilize the region’s banking sector, due to a period of turbulence and doubts regarding its sustainability. This action culminated in the launch of the European Banking Union (“EBU”). The EBU can be viewed as a house with different building blocks. The EBU’s foundation includes the single rulebook (the “Single Rulebook”), which was the first step to harmonize banking rules in the European Union and includes landmark pieces of legislation such as the Capital Requirements Regulation, the Capital Requirements Directive and the Bank Recovery and Resolution Directive, among others.

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

Banking resolution, previously not prioritized by regulatory authorities, became crucial following the prior financial crisis and the need to inject substantial taxpayer funds into financial institutions. The idea that underlies banking resolution is that a “bail-in” is preferable to a “bail-out”. A “bail-out” occurs when outside investors, such as a government, rescue a bank by injecting money to help make debt payments. In the past, such as during the prior financial crisis, “bail-outs” helped save banks from failing, with taxpayers assuming the risks associated with their inability to make debt payments. On the other hand, a “bail-in” occurs when a bank’s creditors (in addition to its shareholders) are forced to bear some of the burden by having some or all of their debt written off. See “—Principal Markets—Spain—Recovery and Resolution of Credit Institutions and Investment Firms” below.

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

In the aftermath of the prior global financial crisis, important reforms were adopted at the international level, namely the Basel III capital reforms (as defined below), which have been translated into relevant legislation at the European and national level. In May 2019, the European Council adopted a banking package which included new versions of some of the regulations and directives that are part of the Single Rulebook. More concretely, this package included the CRR II, the CRD V Directive, the SRM Regulation II and the BRRD II (each as defined below). This package incorporated some of the most recent internationally-agreed reforms mentioned above, including measures such as a new leverage ratio requirement for all institutions, a revised “Pillar 2” (as described below) framework, additional supervisory powers in the area of money laundering and enhanced MREL subordination rules for global systemically important institutions (“G-SIIs”) and other top-tier banks.

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

Due to the COVID-19 pandemic crisis, the EBA postponed the scheduled 2020 stress test by one year. This was one of the several measures taken by the regulators and supervisors in Europe in order to provide relief for banks at the operational, capital and liquidity levels. The ECB also issued a recommendation stating that banks under its direct supervision should not distribute capital in the form of dividends and share buybacks during 2020, and should refrain from making variable discretionary remuneration payments in order to preserve their capital position and lending capacity. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021. On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing its recommendation of July, and recommending that significant credit institutions (which would include the Group) exercise extreme prudence when deciding on or paying out dividends or carrying out share buy-backs aimed at remunerating shareholders. For additional information, see “—Dividends”.

Given that there was no EU-wide stress test during 2020, the ECB performed a vulnerability assessment in order to assess the early impact of the crisis within the SSM banking sector. This assessment focused on two different economic scenarios, a central scenario (the most likely to materialize according to ECB staff) and a severe scenario. The ECB published its findings at an aggregate level in July 2020 and concluded that the banking sector was generally well capitalized and capable of handling the fallout of the crisis from a solvency perspective; however, it also expressed that if the situation were to worsen, the depletion of bank capital would be material.

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

The foregoing illustrates how much the regulatory and supervisory landscape has changed in the decade following the prior financial crisis, due in large part to the Basel Committee on Banking Supervision (the “Basel Committee”), an international, standard-setting forum, which established important reforms at a global level. Some of these reforms have been adopted in regulations at the European level.

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

According to the Delegated Regulation (EU) 2015/61 issued by the European Commission (EC) of October 10, 2014, the liquidity coverage ratio came into force in Europe on October 1, 2015, with an initial 60% minimum requirement, which was progressively increased (phased-in) up to 100% in 2018.

Capital Requirements

In December 2010, the Basel Committee proposed a number of fundamental reforms to the regulatory capital framework for internationally active banks (the “Basel III capital reforms”). The Basel III capital reforms raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 capital (the “CET1 capital”).

As a Spanish credit institution, the BBVA Group is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC, and repealing Directives 2006/48/EC and 2006/49/EC (as amended, replaced or supplemented from time to time, the “CRD IV Directive”), through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements being phased in until January 1, 2019. The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms, and amending Regulation (EU) No. 648/2012 (as amended, replaced or supplemented from time to time, the “CRR I” and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or CRR I which may from time to time be applicable in Spain, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of the CRD IV Directive into Spanish law took place through Royal Decree-Law 14/2013, of November 29, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“Royal Decree 84/2015”), Bank of Spain Circular 2/2014 of January 31, and Bank of Spain Circular 2/2016, of February 2 (the “Bank of Spain Circular 2/2016”).

On June 7, 2019, the following amendments to CRD IV and Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD I”) were published:

•                  Directive 2019/878/EU of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, the “CRD V Directive”) amending the CRD IV Directive (the CRD IV Directive as so amended by the CRD V Directive and as amended, replaced or supplemented from time to time, the “CRD Directive”);

•                  Directive 2019/879/EU of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, “BRRD II”) amending, among other things, BRRD I as regards the loss-absorbing and recapitalization capacity of credit institutions and investment firms (BRRD I as so amended by BRRD II and as amended, replaced or supplemented from time to time, the “BRRD”);

•                  Regulation (EU) No. 876/2019 of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, “CRR II” and, together with the CRD V Directive, “CRD V”) amending, among other things, CRR I as regards the leverage ratio, the net stable funding ratio, requirements on own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, and reporting and disclosure requirements (CRR I as so amended by CRR II and as amended, superseded or supplemented from time to time, the “CRR”); and

•                  Regulation (EU) No. 877/2019 of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, the “SRM Regulation II”) amending Regulation (EU) No. 806/2014 of the European Parliament and of the Council of July 15, 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation I”) as regards the loss-absorbing and recapitalization capacity of credit institutions and investment firms (SRM Regulation I as so amended by SRM Regulation II and as amended, replaced or supplemented from time to time, the “SRM Regulation”) (CRD V, together with BRRD II and the SRM Regulation II, the “EU Banking Reforms”).

The EU Banking Reforms (other than CRR II) are stated to apply from 18 months plus one day after the date of their entry into force on June 27, 2019, save for certain provisions of the CRD V Directive where a two year period is provided for. CRR II is stated to apply from 24 months and one day after the date of its entry into force on June 27, 2019, although certain provisions are stated to enter into force before or after that date, as described therein.

CRD IV, among other things, established a “Pillar 1” minimum capital requirement and increased the level of capital required through the “combined capital buffer requirement” that institutions must comply with from 2016 onwards. The “combined capital buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific counter-cyclical capital buffer, (iv) the D-SIB buffer and (v) the systemic risk buffer (a buffer to prevent systemic or macroprudential risks). The “combined capital buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and must be satisfied with CET1 capital.

The G-SIB buffer is applicable to the institutions included in the list of G-SIBs, which is updated annually by the Financial Stability Board (the “FSB”). The Bank was excluded from this list with effect as from January 1, 2017, so, unless otherwise indicated by the Financial Stability Board (or the Bank of Spain) in the future, the Bank will no longer be required to maintain the G-SIB buffer.

The Bank of Spain announced on November 25, 2019 that the Bank continues to be considered a D-SIB and is required to maintain a fully-loaded D-SIB buffer equivalent to a CET1 ratio of 0.75% on a consolidated basis.

In December 2015, the Bank of Spain agreed to set the counter cyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. This percentage is reviewed quarterly. The Bank of Spain agreed in December 21, 2020 to maintain the counter cyclical capital buffer applicable to credit exposures in Spain at 0% for the fourth quarter of 2020. As of the date of this Annual Report, the counter cyclical capital buffer applicable to the Group stands at 0%.

Additionally, Article 104 of the CRD Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplates the possibility that the supervisory authorities may require credit institutions to meet capital requirements exceeding the “Pillar 1” minimum capital requirements and the “combined capital buffer requirement” by establishing “Pillar 2” capital requirements (which, with respect to other requirements, are above “Pillar 1” requirements and below the “combined capital buffer requirement”).

Furthermore, the ECB is required, under Regulation (EU) No. 468/2014 of the ECB of April 16, 2014 establishing the framework for cooperation within the Single Supervisory Mechanism between the ECB and national competent authorities and with national designated authorities (the “SSM Framework Regulation”), to carry out a SREP for us and the Group at least on an annual basis.

On July 19, 2018, the EBA published its final guidelines intended to further enhance risk management by institutions and the convergence of supervision with respect to the SREP. These guidelines focus on stress testing, particularly to determine “Pillar 2” and the level of interest rate risk.

Likewise, the ECB announced on March 12, 2020 that it will allow banks to partially use AT1 and Tier 2 instruments to meet the Pillar 2 requirement, being this measure introduced by CRD V and initially expected to be implemented in 2021. In particular, the composition of the capital instruments to meet he “Pillar 2” requirement, shall be made up in the form of 56% of CET1 capital and 75% of Tier 1 capital, as a minimum.

Consequently, all additional “Pillar 2” own funds requirements that the ECB may impose on the Bank and/or the Group under the SREP will require the Bank and/or the Group to maintain capital levels higher than the “Pillar 1” minimum capital requirement.

As a result of the most recent SREP carried out by the European Central Bank, and in accordance with the measures implemented by the European Central Bank on March 12, 2020, by means of which banks may partially use AT1 and Tier 2 capital instruments in order to fulfil the “Pillar 2” requirement, BBVA must maintain, a CET1 ratio of 8.59% at the consolidated level and 12.75% at the individual level. The consolidated overall capital requirement includes: i) the minimum capital requirement of Pillar 1 of 8.0%, that must be composed by a 4.5% minimum CET1; ii) the AT1 requirement of Pillar 1 of 1.5%, that must be composed by a minimum CET1 of 0.84%; iii) the capital conservation buffer (2.5% of CET1) and iv) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1). Likewise, BBVA must maintain, on an individual level, a CET1 ratio of 7.84% and a total capital ratio of 12.00%.

For further information on the countercyclical capital buffer and the total capital requirements applicable to the BBVA Group, see Note 32 to our Consolidated Financial Statements.

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

Additionally, pursuant to Article 48 of Law 10/2014, the Bank of Spain’s adoption of the measures provided by Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds and limiting or prohibiting the distribution of dividends, respectively, will also entail the requirement to determine the MDA and to restrict discretionary payments to such MDA. In accordance with the EU Banking Reforms, the calculation of the MDA and the restrictions described in the preceding paragraph while such calculation is pending, shall also be triggered by a breach of the MREL requirement (see “Item 3. Risk Factors—Regulatory, Tax and Reporting Risks—Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations”) or a breach of the minimum leverage ratio requirement.

CRD V also distinguishes between “Pillar 2” capital requirements and “Pillar 2” capital guidance, only the former being regarded as mandatory requirements. Notwithstanding the foregoing, CRD V provides that, besides other measures, supervisory authorities are entitled to impose further “Pillar 2” capital requirements when an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.

Additionally, CRD II sets a binding leverage ratio requirement of 3% of Tier 1 capital, in addition to the institution’s own funds requirements and risk-weighted assets (“RWAs”)-based requirements. In particular, any breach of this leverage ratio would entail the need to determine the MDA and the related consequences.

Furthermore, on December 7, 2017 the BCBS announced the end of the Basel III reforms (informally referred to as Basel IV). These reforms include changes to the risk weightings applied to different assets and measures to enhance the sensitivity to risk in those weightings and impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such approaches and enhance comparability among banks in which such internal ratings-based approaches are used. The review of minimum capital requirements will also limit the regulatory benefit for banks when calculating total RWAs using internal risk models as compared with the standardized approach, with a minimum capital requirement of 50% of RWAs calculated using only the standardized approaches that will be applicable as from January 1, 2022, which is expected to increase to 72.5% as from January 1, 2027.

Moreover, on March 15, 2018, the ECB published its supervisory expectations on prudential provisions for non-performing loans by publishing the Addendum to the ECB’s guide on non-performing loans for credit institutions, issued on March 20, 2017, which clarifies the ECB expectations regarding supervision over the identification, management, measurement and reorganization of non-performing loans, in order to avoid future and excessive accumulation of non-performing loans without coverage in the balance sheets of the credit entities.

The Addendum’s supervisory expectations are applicable to new non-performing loans classified as such as of April 1, 2018. The ECB will evaluate the banks’ practices at least once a year and, from the beginning of 2021, the banks must inform the ECB of any difference between their practices and the prudential provision expectations.

In addition, the ECB has announced that a TRIM is being conducted on the internal models used by banks subject to its supervision to calculate their RWAs, in order to reduce inconsistencies and unjustified variability in these internal models throughout the European Union. Although the full results of the TRIM are not yet known, it could imply a change in the internal models used by banks and, at the same time, increases or decreases in the capital needs of banks, including the Bank.

The BRRD prescribes that banks shall hold a minimum level of own funds and eligible liabilities in relation to total liabilities known as MREL requirement. According to the Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016 (“MREL Delegated Regulation”), the level of own funds and eligible liabilities required under MREL will be set by the resolution authority, in agreement with the competent authority, for each bank (and/or group) based on, among other things, the criteria set forth in Article 45c.1 of the BRRD, including the systemic importance of the institution.

On November 19, 2019, the Bank announced that it had received notification from the Bank of Spain regarding its MREL, as determined by the SRB. The Bank’s MREL has been set at 15.16% of the total liabilities and own funds of the Bank’s resolution group, at a sub-consolidated level from January 1, 2021 (as detailed below). Likewise, of this MREL, 8.01% of the total liabilities and own funds must be met with subordinated instruments (the subordination requirement), once the concession established in the requirement itself has been applied. This MREL is equivalent to 28.50% of the Bank’s RWAs, while the subordination requirement included in the MREL is equivalent to 15.05% in terms of the RWAs, once the corresponding concession has been applied.

The Bank estimates that, following the entry into force of SRM Regulation II (which, among other matters, establishes the MREL in terms of RWAs and sets forth new transitional periods and deadlines, and which we interpret would be applicable to our MREL requirement), the current structure of shareholders’ funds and admissible liabilities enables the Bank’s compliance with its MREL requirement.

As of December 31, 2017 (reference date taken by the SRB), the total liabilities and equity of the Bank’s resolution group amounted to 371,910 million euros, of which the total liabilities and equity of the Bank represented approximately 95%, and the RWAs of the Bank’s resolution group amounted to 197,819 million euros.

If the FROB, the SRM or a Spanish Resolution Authority considers that there may be any obstacles to resolvability by the Bank and/or the Group, a higher MREL could be imposed.

The EU Banking Reforms provide that the breach by a bank of its MREL should be addressed by the competent authorities through their powers to address or remove obstacles to resolution, the exercise of their supervisory powers and their power to impose early intervention measures, administrative sanctions and other administrative measures. If there were a deficit in the level of an entity’s eligible own funds and liabilities, and that entity’s own funds were contributing to meeting the “combined capital buffer requirement,” these own funds would automatically be deemed to count toward meeting the MREL of said entity and would cease to count for purposes of meeting the “combined capital buffer requirement”, which could lead the entity to fail to comply with its “combined capital buffer requirement”. This could result in the need to calculate the MDA and the resolution authority would have the power (but not the obligation) to impose restrictions on the making of discretionary payments. Therefore, with the entry into force of the EU Banking Reforms, the Bank will have to fully comply with its “combined capital buffer requirement”, in addition to its MREL, to ensure that it can make discretionary payments.

In addition, in accordance with the EBA guidelines on the assumptions of triggering the use of early intervention measures of May 8, 2015, a significant deterioration in the amount of liabilities and eligible own funds held by an entity in order to comply with Its MREL could place an entity in a situation where the conditions for early intervention are met, which could entail the application of early intervention measures by the competent resolution authority, which in the Spanish case are detailed in Articles 9 and 10 of Law 11/2015, including the intervention or provisional replacement of administrators.

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

Among other amendments, BRRD II introduced the concepts of resolution institution and resolution group. The EU Banking Reforms provide for the amendment of a number of aspects of the MREL framework to align it with the Total Loss-Absorbing Capacity (“TLAC”) standards included in the FSB final TLAC Principles and Term Sheet. To maintain coherence between the MREL rules applicable to G-SIBs and those applicable to non-G-SIBs, the BRRD II introduced a number of changes to the MREL rules applicable to non-G-SIBs. While the EU Banking Reforms propose for minimum harmonized or “Pillar 1” MRELs for G-SIBs, in the case of non-G-SIBs, it is proposed that MRELs will be imposed on a bank-specific basis. For G-SIBs, it is also proposed that a supplementary or “Pillar 2” MRELs may be further imposed on a bank-specific basis. The EU Banking Reforms further provide for the resolution authorities to give guidance to an institution to have own funds and eligible liabilities above the required levels.

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

To facilitate compliance with this requirement, Directive (EU) 2017/2399 of the European Parliament and of the Council of December 12, 2017 amending BRRD as regards the ranking of unsecured debt instruments in insolvency hierarchy was approved, with the aim to harmonize national laws on insolvency and recovery and resolution of credit institutions and investment firms, by creating a new credit class of “non-preferred” senior debt that should only be bailed-in after junior ranking instruments but before other senior liabilities. In this regard, on June 23, 2017 Royal Decree-Law 11/2017 of June 23 on urgent measures in financial matters introduced into Spanish law the new class of “non-preferred” senior debt.

Notwithstanding the foregoing, CRR II provides for some exemptions which could allow outstanding senior debt instruments to be used to comply with MREL. However, there is uncertainty regarding the final form of the EU Banking Reforms insofar as such eligibility is concerned and how the regulations are to be interpreted and applied. In any event, BRRD II aims to provide greater certainty with respect to eligible liabilities, in order to provide markets with the necessary clarity concerning the eligibility criteria for instruments to be recognized as eligible liabilities for TLAC or MREL purposes.

The EU Banking Reforms further include, as part of MREL, a new subordination requirement of eligible instruments for G-SIBs and “top tier” banks (including the Bank) that will be determined according to their systemic importance, involving a minimum “Pillar 1” subordination requirement. This “Pillar 1” subordination requirement must be satisfied with own funds and other eligible MREL instruments (which MREL instruments may not for these purposes be senior debt instruments and only MREL instruments constituting “non-preferred” senior debt under the new insolvency hierarchy introduced into Spain and other subordinated will be eligible for compliance with the subordination requirement). For “top tier” banks such as the Bank, this “Pillar 1” subordination requirement has been determined as the highest of 13.5% of the Bank’s RWAs or alternatively, 5% of its leverage exposure. Resolution authorities may also impose further “Pillar 2” subordination requirements, which would be determined on a case-by-case basis but at a minimum level equal to the lower of 8% of a bank’s total liabilities and own funds and 27% of its RWAs.

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

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA are subject to restrictions on discretionary payments, which include, among others, dividend payments. See “—Capital Requirements”.

Although banks are not legally required to seek prior approval from the Bank of Spain or the ECB before declaring dividends (distributions of share premium account is subject to prior approval), we inform each of them on a voluntary basis upon the declaration of a dividend. The ECB recommendation dated January 7, 2019 addressed to, among others, significant supervised entities and significant supervised groups, such as BBVA and its Group, recommended that credit institutions establish dividend policies using conservative and prudent assumptions so that, after any such distribution, they are able to satisfy the applicable capital requirements and any other requirements resulting from the SREP.

In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, never before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35.

On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribes prudent distributions to results of 2019 and 2020 but excludes distributions regarding 2021 until September 30, 2021, when the ECB will reevaluate the economic situation. BBVA intends to reinstate its dividend policy of the Group announced on February 1, 2017 once the recommendation ECB/2020/62 is repealed and there are no additional restrictions or limitations.

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

For information on certain measures that the governments of the main countries where the BBVA Group operates have taken to limit the effects of the COVID-19 pandemic (including measures which have affected the BBVA Group’s lending activity and credit risk-taking), as well as on the measures adopted by the BBVA Group to support its customers pursuant to initiatives required or supported by the relevant governments, see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” .

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

Regarding loans, there are separate regulations applying to consumer loans and residential loans which are, in both cases, mainly derived from European legislation, including Directive (EU) 2008/48 (relating to credit agreements for consumers) and Directive (EU) 2014/17 (relating to credit agreements for residential immovable property). In 2019, Law 5/2019, of March 15, regulating real estate credit agreements (“Law 5/2019”) was passed. It applies to individuals, whether or not they are consumers, and sets limits on default interest, early maturity and early repayment fees, and provides a comprehensive framework of pre-contractual information provisions. Law 5/2019 also requires that a notarial act shall be granted prior to signing a residential credit agreement in which the notary verifies that the bank has fulfilled all of its legal pre-contractual information obligations.

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

In 2020, extensive regulation about revolving credit has been approved by Order ETD/699/2020, of July 24, regulating revolving credit and amending Order ECO/697/2004, of March 11, on the Central Risk Information Office, Order EHA/1718/2010, of June 11, regulating and controlling the advertising of banking services and products and Order EHA/2899/2011, of October 28, on transparency and protection of customers of banking services. This new regulation sets out, among others, new provisions on creditworthiness assessment and transparency requirements for revolving credit. In particular, lenders shall assess whether customers could repay amounts equal to at least 25% of the credit on an annual basis. Regarding European cross-border payments, Regulation 2019/518 introduced two amendments to Regulation 924/2009: (i) the extension of the equality of charges principle to non-euro Member States; and (ii) new rules on the transparency of charges regarding currency conversions for payments at the point of sale (“POS”) or at ATM machines, as well as for credit transfers. The main changes introduced by this regulation entered into force in December 2019 and April 2020 and some obligations of information, related to electronic communications, will enter into force in April 2021.

In relation to payment services, Order ECE/1263/2019 of December 26, on transparency of conditions and information requirements applicable to payment services, entered into force on July 1, 2020. This Order establishes the information requirements applicable to payment transactions and is mandatory for both parties if the customer is a consumer or a micro-enterprise.

Additionally, Circular 4/2020, of June 26, of the Bank of Spain on advertising products and banking services came into force on October 15, 2020. This Circular sets out a specific regime for advertising of banking products and services in audiovisual, radio or digital media and social networks. According to Circular 4/2020, a commercial communication policy shall be approved by the management body and internal records of all advertising campaigns shall be kept.

CNMV circular 2/2020, of October 28, on the advertising of investment products and services, complemented and developed Order EHA/1717/2010, of June 11, on the regulation and control of advertising of investment services and products, of the Ministry of Economy and Finance.

In addition, Spanish Act 7/2020 for the digital transformation of the financial system was adopted. This law regulates the controlled testing environment (“regulatory sandboxes”) that are designed to facilitate the development and implementation of innovative technology in the financial system, while providing supervisory coverage and aiming to respect the principle of non-discrimination.

Moreover, Spanish Act 6/2020, regulating certain aspects of electronic trust services, was adopted. This law seeks to adapt Spanish legislation to certain aspects of Regulation (EU) 910/2014 regarding electronic identification and trust services for electronic transactions.

In relation to insolvency regulation, Royal Legislative Decree 1/2020 of May 5, approving the revised text of the new Spanish Insolvency Law entered into force on September 1, 2020. Additionally, Royal Decree Law 16/2020 introduced some exceptional and temporary measures as a consequence of the effects of the COVID-19 pandemic. The main changes of this Royal Decree affect refinancing agreements, the extension of the period for requesting –on a voluntary basis- the start of insolvency proceedings, special temporary regime for parties mostly related to an insolvent company, among other temporary changes. Other measures to support solvency were introduced by Royal Decree Law 34/2020 with (i) the extension of the maturity and interest-only periods (carencia) of transactions guaranteed by the ICO (Instituto de Crédito Oficial, a state-owned bank), (ii) the extension, until March 14, 2021, of the suspension of the duty to request the start of insolvency proceedings, (iii) the scope of the measures of inadmissibility to process a declaration of default/noncompliance of a refinancing agreement, or an out-of-court settlement (originally provided for in Article 3 of Law 3/2020) is expanded. This regime, which was originally in force for requests of declarations of default submitted up to October 31, 2020, continues to be in effect on the same terms.

Regarding real estate, the Spanish government and the governments of several autonomous regions of Spain have taken measures to improve access to housing by either supporting public housing or protecting mortgage owners and/or home renters. Measures have also been adopted to protect mortgage owners and/or renters of industrial/commercial properties. Some of these measures affect the Bank. At a national level, Decree Law 34/2020, of October 20, on urgent measures to support economic activity in leased business premises was approved with the objective of reducing the onerous nature of contractual obligations under property leases for industrial and/or commercial activities that have been affected by the suspensions and restrictions adopted by the public authorities in response to the COVID-19 pandemic. Measures adopted by autonomous regions include the following:

•          In the Autonomous Region of Valencia, Decree Law 6/2020 of June 5, supports public housing by introducing prospective and retrospective rights of first refusal (derechos de tanteo y retracto) of the Generalitat of Valencia in connection with transfers of housing acquired by means of settling mortgage debts (dation-in payment or “dación en pago”), transfer of buildings containing a minimum of five dwellings, transfers of ten or more dwellings and housing acquired in a judicial mortgage foreclosure proceeding.

•          In Catalonia, Decree Law 17/2019 of December 23, on urgent measures to improve access to housing was approved, modifying various regulations in the area of housing, affecting owners of empty housing, providing preferential and withdrawal rights in favor of the Generalitat in connection with housing acquired in a foreclosure proceeding or by means of settling mortgage debts (dation-in payment or “dación en pago”) , and establishing the concept of “large house holder”. The main measures are: (i) expropriation of housing for a social purpose, (ii) the requirement to extend lease contracts with low prices to certain vulnerable renters, (iii) the obligation to relocate persons or family units at risk of residential exclusion, (iv) the indexation of rental prices in some cases, and (v) right of first refusal in case of transfer of rented housing. On January 28, 2021, the Spanish Constitutional Court ruled in favor of the annulment of some of these provisions.

•          In Andalusia, Decree-Law 2/2020, of March 9, on the improvement and simplification of the regulation for the promotion of productive activity in Andalusia, introduced changes to the administrative intervention procedures relating to construction activities in order to eliminate certain burdens. In addition, Decree 175/2020, of October 27, regulates the right of information of consumers, borrowers and guarantors in connection with issuances of mortgage bonds,  mortgage transfer certificates, and other means of transferring credit rights over home mortgages. This decree imposes obligations of information to creditors that intend to sell their position on mortgages to third parties.

In the Autonomous Region of Murcia, measures have also been adopted to address the illegal occupation of dwellings (Decree Law 10/2020, of October 8).

The European Union’s sustainability initiatives is expected to impact asset management legislation, with MiFID II (as defined below), the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities Directive and the Revision of the Institutions for Occupational Retirement Provision Directive being amended in order to include environmental, social and governance factors in investment processes, risk management and know-your-clients procedures. In addition, the Taxonomy Regulation, which provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities, has been published, although most of its obligations will not enter into force for the time being. Furthermore, the EBA published its Action Plan on sustainable finance (including a voluntary sensitivity analysis for transition risks in the second half of 2020), and the European Commission presented the European Green Deal, a set of policy initiatives with the overarching aim of making Europe climate neutral in 2050.

Regarding the pension funds sector, Royal Decree 738/2020, of August 4, has completed the implementation in Spain of Directive (EU) 2016/2341. This regulation further develops Royal Decree Law 3/2020, of February 4, which incorporates (a) new governance requirements, (b) new rules on own risk assessment, (c) increased reporting obligations vis-à-vis the clients and (d) enhanced powers for supervisors.

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

Similarly, the European Union has started a review of MIFID II focused on the reduction of potential administrative burdens in the context of the provision of financial services. The European co-legislators need to agree on the final text of the amendment and, depending on the result of that agreement, entities could be subject to changes in systems and documentation, but the initial expectation is that potential changes will eliminate certain processes and requirements.

The European Union has also been very active in terms of legislation to preserve financial stability. In this regard, the BBVA Group has been subject to initial margin requirements under Regulation (EU) 648/2012, regarding OTC derivatives, central counterparties and trade repositories, since September 2019, as well as similar legislation in other geographies. Consequently, BBVA Group entities classified as financial counterparties are required to post and receive initial margins when dealing with other in-scope entities. Due to the European authorities intention to postpone the entry into force of the obligations for new entities (which would be phased in as suggested by the International Organization of Securities Commissions) only a small number of additional contracts have been negotiated during 2020.

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

In this regard, the European Union is working on an amendment to Regulation 2016/1011 relating to financial benchmarks (“BMR”) which would cover the potential cessation or lack of representativeness of specific benchmarks to mitigate the risk of contract frustration by mandating the application by law of a given fallback. According to the proposed draft, the European Commission may designate a replacement benchmark for a benchmark that will cease to be published where the cessation of that publication may result in significant disruption in the functioning of financial markets in the Union. The replacement benchmark would apply to certain contracts which do not already include a suitable permanent fallback. The proposal to amend the BMR is currently subject to discussions among the European Commission, the European Parliament and the European Council.

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

It is important to highlight the costs of implementing this regulation, which includes, among other obligations, procedures to know your clients, continuous monitoring of their activity, warning generation, investigation and suspicious activity reports.

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

Recovery and Resolution of Credit Institutions and Investment Firms

The BRRD I (transposed in Spain by Law 11/2015, of June 18, on the recovery and resolution of credit institutions and investment firms (“Law 11/2015”) and Royal Decree 1012/2015, of November 6, on development of law on recovery and resolution of credit entities and investment firms and modification of the Royal Decree on deposit guarantee funds of credit entities (“RD 1012/2015”) and the SRM Regulation were designed to provide the authorities with mechanisms and instruments to intervene sufficiently early and rapidly in failing or likely to fail credit institutions or investment firms (each an “Entity”) in order to ensure the continuity of the Entity’s critical financial and economic functions, while minimizing the impact of its non-feasibility on the economic and financial system. The BRRD further provided that a Member State may only use additional financial stabilization instruments to provide extraordinary public financial support as a last resort, once the resolution instruments (described further below) have been evaluated and used to the fullest extent possible while maintaining financial stability.

In May 2019, the European Commission published the BRRD II, which amended the BRRD I and incorporated, among other changes, the international standards of total loss absorption capacity and recapitalization, with the aim of improving operational execution, strengthening competencies in internal recapitalization and avoiding legal uncertainty. Although the transposition period was established within eighteen months from the date of its entry into force, the approval of the law transposing this directive in Spain is still pending.

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

In line with the provisions of the BRRD I, Law 11/2015 contains four resolution tools which may be used individually or in any combination, when the Spanish Resolution Authority considers that (a) an Entity is non-viable or is failing or likely to fail, (b) there is no reasonable prospect of any other measures that would prevent the failure of such Entity within a reasonable period of time, and (c) resolution is necessary or advisable, as opposed to the winding up of the Entity through ordinary insolvency proceedings, for reasons of public interest.

The four resolution instruments are (i) the sale of the Entity’s business, which enables the resolution authorities to transfer, under market conditions, all or part of the business of the Entity being resolved; (ii) “bridge institution”, which enables resolution authorities to transfer all or part of the business of the Entity to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control); (iii) asset separation, which enables resolution authorities to transfer certain categories of assets (normally impaired or otherwise problematic) to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through their eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) the Bail-in Tool.

In the event that an Entity is in a resolution situation, the “Bail-in Tool” is understood to mean any write-down, conversion, transfer, modification, or suspension power, existing from time to time, of the Spanish Resolution Authority, under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as amended, replaced or supplemented from time to time), including, but not limited to (a) Law 11/2015, (b) RD 1012/2015, and (c) the SRM Regulation, each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised. “Relevant Spanish Resolution Authority” means any of the Spanish Fund for the Orderly Restructuring of Banks (Fondo de Restructuración Ordenada Bancaria), the European Single Resolution Mechanism and, as the case may be, according to Law 11/2015, RD 1012/2015 and the SRM Regulation, the Bank of Spain and the Spanish Securities Market Commission (CNMV) or any other entity with the authority to exercise the Spanish Bail-in Power from time to time.

In accordance with the provisions of Article 48 of Law 11/2015 (without prejudice to any exclusions that may be applied by the Spanish Resolution Authority in accordance with Article 43 of Law 11/2015), in the event of any application of the Bail-in Tool, any resulting write-down or conversion by the Spanish Resolution Authority will be carried out so that they affect instruments in the following sequence: (i) CET1 items; (ii) the principal amount of Additional Tier 1 capital instruments; (iii) the principal amount of Tier 2 capital instruments; (iv) the principal amount of other subordinated claims other than Additional Tier 1 capital or Tier 2 capital; and (v) the principal or outstanding amount of the remaining eligible liabilities in the order of the hierarchy of claims in Spanish normal insolvency proceedings (with senior non-preferred claims (créditos ordinarios no preferentes) subject to the Bail-in Tool after any subordinated claims (créditos subordinados) under Article 92 of the Insolvency Law, but before the other senior claims).

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

To the extent that any resulting treatment of a holder of the Bank’s securities pursuant to the exercise of the Bail-in Tool is less favorable than would have been the case under such hierarchy in normal insolvency proceedings, a holder of such affected securities would have a right to compensation though the SRF under the BRRD and the SRM Regulation based on an independent valuation of the institution, in accordance with Article 10 of RD 1012/2015 and the SRM Regulation, together with any other compensation provided for in any applicable banking regulations including, inter alia, compensation in accordance with Article 36.5 of Law 11/2015. However, if the treatment of a creditor following a Non-Viability Loss Absorption is less favorable than it would have been under ordinary insolvency proceedings, it is uncertain whether said creditor would be entitled to the compensation provided for in the BRRD and the SRM Regulation.

The SRF was established by Regulation (EU) No 806/2014 (SRM Regulation). Where necessary, the SRF may be used to ensure the efficient application of resolution tools and the exercise of the resolution powers conferred to the SRB by the SRM Regulation.

The SRF is composed of contributions from credit institutions and certain investment firms in the 19 participating Member States within the Banking Union.

SRF will be gradually built up during the first eight years (2016-2023) and shall reach the target level of at least 1% of the amount of covered deposits of all credit institutions within the Banking Union by December 31, 2023.

Within the resolution scheme, the SRF may be used only to the extent necessary to ensure the effective application of the resolution tools, as last resort, in particular:

•          To guarantee the assets or the liabilities of the institution under resolution;

•          To make loans to or to purchase assets of the institution under resolution;

•          To make contributions to a bridge institution and an asset management vehicle;

•          To make a contribution to the institution under resolution in lieu of the write-down or conversion of liabilities of certain creditors under specific conditions;

•          To pay compensation to shareholders or creditors who incurred greater losses than under normal insolvency proceedings.

The Intergovernmental Agreement (“IGA”) acknowledges that situations may exist where the means available in the Single Resolution Fund (Fund) are not sufficient to undertake a particular resolution action, and where the ex-post contributions that should be raised in order to cover the necessary additional amounts are not immediately accessible.

In December 2013, ECOFIN Ministers agreed to put in place a system by which bridge financing would be available as a last resort. The arrangements for the transitional period should be operational by the time the Fund was established.

In this scenario, the Eurogroup decided in 2017 to expand the ESM role to serve as a backstop for the SRF. While the new features of the expanded role for the ESM were agreed by 2019, it was not until late 2020 that the euro area finance ministers agreed to proceed with the reform of the ESM and was later signed by Member States (represented by their ambassadors to the EU) on January 27 (the ratification by national parliaments is pending to come into force). The backstop to the SRF will be operational at the beginning of 2022 (earlier than expected) and will be able to provide support for up to €68 billion (in the form of credit lines). If this financial assistance is requested, the SRF will pay back the ESM loan with funds obtained from banks’ contributions (in a period of three years, with the possibility to extend it to five years).

Mexico

BBVA’s operations in Mexico are highly regulated. The Mexican regulatory framework for financial and banking activities aims to ensure the stability of the financial system and combat money laundering, as well as to provide consumer protection and transparency in the provision of financial services.

The provision of financial and deposit products is mainly regulated in the Banking Law and provisions issued by the National Banking and Securities Commission (“CNBV”) and Banco de México (the Mexican Central Bank) (“BANXICO”), where CNBV issues prudential regulation and BANXICO regulates banking transactions, including financial and deposit products. In addition, the Financial Services Transparency and Regulation Law contains provisions regarding transparency and consumer protection.

The regulatory framework for capital markets includes specific regulations designed to develop the stock market in an equitable, efficient and transparent manner, protect the interests of investors and promote competition, as well as to minimize systemic risk.

Regarding asset management, regulation encourages the creation and development of investment companies and promotes the strengthening and the decentralization of the stock market by facilitating the access of small and medium investors. It also establishes the rules for the organization and operation of investment funds, the intermediation of their shares in the stock market, as well as the organization and operation of the people who provide asset management services.

Regulatory activity increased throughout 2020 driven by measures taken to tackle COVID-19’s impact on banking activity. BANXICO issued several rules aimed at promoting the orderly behavior of financial markets, providing markets with liquidity and facilitating the granting of credit by banks with a specific focus on SMEs. Meanwhile, the CNBV issued special accounting standards enabling banks to offer grace periods and avoid considering loans overdue in the context of the pandemic. Later on, the CNBV issued a framework for loan restructuring which provided for beneficial treatment in terms of capital and reserves for banks willing to offer loan-restructuring under certain conditions specified by the regulator.

In December 2020, the Federal Economic Competition Commission published a preliminary opinion on its investigation regarding the card payments’ market identifying four potential barriers to competition that prevent the entry and increase costs for new market participants that hinder innovation and investment and increase merchant acquisition costs. Among other measures, COFECE could order that banks divest at least 51% of their stakes in card payment clearing houses (Prosa and E-Global), and the preliminary opinion recommends that BANXICO and the CNBV eliminate regulatory obstacles and issue regulations to ensure competition. At this stage, stakeholders have 45 working days to present arguments and offer alternative measures to address the Commission’s concerns.

Moreover, there were new developments during 2020 regarding the Mexican Fintech Law, in force since 2018. The law creates and regulates financial technology institutions, which may engage in either crowdfunding or the issue of e-money. Following the law, BANXICO has regulated the recognition and use of virtual assets. The law also introduced a regime of “innovative models for the provision of financial services” that enables financial institutions (including FinTechs), as well as other startups, to offer financial services for the benefit of users in a regulatory sandbox. BANXICO and the CNBV have already published most of the secondary regulation related with the Fintech Law, but the rules to govern the sharing of data are still being developed.

In addition, the President submitted a bill to ban outsourcing. Due to its importance, the negotiation and discussion of the bill have been postponed until February 2021. If approved, BBVA would need to evaluate its personnel hiring schemes and determine if a reorganization of the personnel structure is required.

The Federal Labor Law was recently amended in order to regulate home office. This amendment includes the employer’s obligation to assume employee’s expenses resulting from home office, including payment of telecommunication services and a portion of the electric bill.

Turkey

BBVA’s operations in Turkey are subject to regulation by Turkish national authorities. In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. In 2020, new laws were introduced authorizing the Central Bank of Turkey (“CBT”) to impose restrictions regarding certain fees and commissions that may be charged to customers, thereby increasing the number of regulators that are focused on consumer protection-related matters in the banking sector.

Apart from fundamental legal rules and product/service-specific legal regulations, the most basic regulation for the sector is the Banking Law No. 5411. The purpose of this law is to regulate the principles and procedures for ensuring confidence and stability in financial markets, the efficient functioning of the credit system and the protection of the rights and interests of depositors.

In 2020, a significant number of regulations were introduced, the majority of which related to measures taken as a result of COVID 19. These regulations focused on extending the delinquency period up to 180 days for the classification of non-performing loans, facilitating the use of credit cards such as by increasing limits on contactless cards, promoting the use of digital channels for almost all banking transactions, encouraging banks to extend loan maturities and stopping all execution and bankruptcy proceedings between March 22, 2020 and April 30, 2020, among others. New regulations were adopted to facilitate the restructuring and repayment of loans by distressed commercial customers, provided that they are willing to pay their debts but are not able to fulfill their obligations due to financial distress experienced as a result of COVID-19. The BRSA has encouraged banks to apply interest on extended maturities provided that the interest rates applicable for such extension shall be in line with the market rates applicable at the time of restructuring.

In March 2020, the BRSA also introduced a new asset ratio calculation which required the sum of all loans, securities held and swap transactions to be equal to all local and foreign currency deposits. Failure to comply with such requirement resulted in monetary fines. In the last quarter of 2020, this requirement was eliminated. Garanti BBVA complied with such requirement while in effect.

Floating interest rates can be applied to Turkish Lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Regarding the interest rates applicable to credit cards and overdraft accounts a new law was introduced in October 2020 and as November 1, became effective. Pursuant to this new law CBT will announce the interest applicable to credit cards, which shall also be applied to overdraft accounts, on the last fifth business day every month.

In general, the Payment Systems Law regulates the procedures and principles of payment services, payment institutions and electronic money institutions. Significant amendments have been made to this law in 2019 and they all became effective in 2020. These amendments were introduced to: (i) answer the sectorial needs of the payment and electronic money institutions; (ii) eliminate the dual structure which consists of the CBT and BRSA and position the CBT as the sole regulatory and supervisory authority and; (iii) ensure the compliance of Turkish legislation with EU regulations (especially the Payment Services (PSD2) Directive). As part of these amendments, it will be possible to consolidate payment account information online with consenting users and initiate a payment for a payment account at another payment service provider.

In addition, in March 2020, the Regulation on Information Systems and Electronic Banking Services was enacted and it came into force at the end of June 2020. The regulation governs issues relating to information systems and electronic banking. Under such regulation, banks are required to establish a new governance structure pursuant to which an Information Security Function directly reporting to the CEO or the Board of Directors is established. The regulation further requires a strategic plan, better governance and controls over data management and various controls over back-up solutions and business continuity.

On electronic banking services, new rules have been adapted which regulates all electronic banking services and channels such as mobile banking, internet banking, telephone, banking and ATM banking. Particularly, customer identification rules have been modified and adapted with the new technological standards.

Article 73 of Banking Law No. 5411, which governs issues around bank secrecy, has been amended and introduced two new concepts in terms of the sharing of data with controlling shareholders. Banks operating in Turkey are now required to provide information subject to a “reasonableness” test yet to be defined by the BRSA. In addition, banks may only share customer specific information with third parties at the specific instruction of customers under the new rule.

In 2020, new provisions were introduced to the applicable banking laws and regulations allowing customer onboarding through digital channels and open banking practices. Secondary legislation detailing the principles and processes are to be published by the relevant regulators.

Banking Law No.5411 has also been amended to allow banks to enter into banking services agreements and various other banking products through digital channels. Furthermore, with the amendment introduced on Bank Cards and Credit Cards Law No.5464, credit card contracts can be established using digital or alternative channels of the banks.

Garanti BBVA is required to conduct its investment banking business in accordance with the Turkish Capital Market Law and various related regulations issued by Capital Market Board of Turkey. As a commercial bank, Garanti BBVA has a license to carry out the following activities: (a) receipt and transmission of orders in relation to capital market instruments, (b) execution of orders in relation to capital market instruments (except shares and derivative instruments based on stock indices or stocks) in the name and account of the customer or in its own name and in the account of the customer, (c) dealing for its own account (except for derivative instruments based on stock indices and stocks) and (d) safekeeping and administration of capital market instruments in the name of the customer and portfolio custody service.

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

Upon completion of the previously announced stock purchase of 100% of the issued and outstanding shares of BBVA USA Bancshares, Inc. by PNC Financial Services Group, Inc., the requirements described in this section that apply only to BBVA USA Bancshares, Inc. and BBVA USA, but not BBVA, would no longer be applicable. However, BBVA will continue to be subject to U.S. federal and state supervision and regulation as a foreign banking organization and a bank holding company because it maintains a branch in the United States.

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

In October 2019, the Federal Reserve finalized rules that implement certain provisions of the Economic Growth Regulatory Relief and Consumer Protection Act (“EGRRCPA”) by tailoring enhanced prudential standards and capital and liquidity requirements applicable to foreign and domestic banking organizations, including BBVA and BBVA USA Bancshares, Inc. As a result, both BBVA and BBVA USA Bancshares, Inc. have been subject to less restrictive enhanced prudential standards and capital and liquidity requirements. As of December 31, 2020, BBVA USA Bancshares, Inc. became a Category IV banking organization for purposes of these rules, and certain enhanced prudential standards and capital and liquidity requirements will again apply to BBVA USA Bancshares, Inc. following applicable phase-in and transition periods.

Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). BBVA filed its most recent Title I Resolution Plan in December 2018. As a result of EGRRCPA and its implementing regulations, BBVA will now be required to file a reduced Title I Resolution Plan once every three years. In addition, BBVA USA is subject to the FDIC rule requiring large insured depository institutions to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act. The FDIC has issued an advance notice of proposed rulemaking to revise the FDIC resolution plan rule, but a notice of proposed rulemaking has yet to be issued. The deadline for BBVA USA’s next FDIC rule resolution plan submission is currently unclear, but the FDIC announced that it intends to resume requiring banks to submit FDIC resolution plans, and that banks subject to the rule will have at least 12 months’ advance notice before being required to do so.

BBVA USA Bancshares, Inc. and BBVA USA are subject to the U.S. Basel III capital rule (“U.S. Basel III”), which is based on the Basel III regulatory capital standards established by the Basel Committee. In the past, BBVA USA Bancshares, Inc. and BBVA USA had been subject to certain additional capital planning, stress testing and liquidity requirements, but, as result of EGRRCPA and its implementing regulations, BBVA USA Bancshares, Inc. and BBVA USA were not subject to these additional requirements in 2020. As a result of becoming a Category IV banking organization as of December 31, 2020, BBVA USA Bancshares, Inc. and BBVA USA will again be subject to certain of these additional requirements following applicable phase-in and transition periods.

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

In October 2019, the five regulatory agencies charged with implementing the Volcker Rule released finalized amendments to the current Volcker Rule regulations that tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of a trading account, clarify certain key provisions in the Volcker Rule, and simplify the information that covered entities are required to provide to regulatory agencies. In addition, in June 2020, the five regulatory agencies finalized amendments to the Volcker Rule's restrictions on ownership interests in and relationships with covered funds. Among other things, these amendments permit banking entities to have relationships with and offer additional financial services to additional types of funds and investments vehicles.

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

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:

Iranian embassy-related activity. On a continuing basis, the BBVA Group maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2020, from embassy-related activity, which include fees and/or commissions, totaled $128.98. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

C.   Organizational Structure

For information on the composition of the BBVA Group as of December 31, 2020, see Note 1.1 to our Consolidated Financial Statements.

The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Bolivia, Chile, Colombia, Finland, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America and Uruguay. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2020.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(in Percentages)		(In Millions of Euros)
BBVA MEXICO	MEXICO	Bank	100.00	100.00	97,518
BBVA USA	THE UNITED STATES	Bank	100.00	100.00	76,128
GARANTI BBVA AS	TURKEY	Bank	49.85	49.85	52,319
BBVA PERU	PERU	Bank	92.24 (2)	46.12	23,891
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	SPAIN	Insurance	99.96	99.96	17,601
BBVA COLOMBIA S.A.	COLOMBIA	Bank	95.47	95.47	15,573
BANCO BBVA ARGENTINA S.A.	ARGENTINA	Bank	66.55	66.55	6,553
SEGUROS BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	Insurance	100.00	100.00	5,391
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	Insurance	100.00	100.00	4,815
GARANTIBANK BBVA INTERNATIONAL N.V.	THE NETHERLANDS	Bank	49.85	100.00	3,398

(1)   Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2020.

(2)   Subject to certain exceptions.

D.   Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 2,482 branch offices in Spain and, principally through our various subsidiaries, 4,950 branch offices abroad as of December 31, 2020. As of December 31, 2020, approximately 68% of our branches in Spain and 66% of our branches abroad (60% excluding branches relating to Garanti BBVA) were rented from third parties pursuant to leases that may be renewed by mutual agreement.

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

Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”. Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €534 million, €343 million and €268 million for the years ended December 31, 2020, 2019 and 2018, respectively. For additional information on “interest and other income” see Note 37.1 to our Consolidated Financial Statements.

Year-on-year variations in the selected statistical information presented herein have been affected by the planned USA Sale, mainly as follows:

•          2020 year-end data. All assets and liabilities of BBVA USA and other companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of December 31, 2020. Accordingly, loans and advances and deposits as of December 31, 2020 (among other balance sheet information provided in this section as of such date) do not include the respective amounts of BBVA USA and other companies included within the scope of the USA Sale.

•          2020 average data. As indicated in “Presentation of Financial Information—Statistical and Financial Information” and further below, average balance sheet information is based on the beginning and month-end balances in the relevant year. Up until the time the assets and liabilities of BBVA USA and other companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively (which occurred on November 15, 2020, upon the signing of the relevant share purchase agreement), the beginning and month-end balances of BBVA USA and other companies included within the scope of the USA Sale were considered to calculate the average balances of all balance sheet items provided in this section in the same manner as in 2019 and 2018. Following such reclassification, the beginning and month-end balances of these entities were no longer considered in such calculations and were included instead in the calculations of the average balances of “Other assets” and “Other liabilities”, as applicable, for the year ended December 31, 2020. The same approach was followed to calculate the respective “Interest” and “Average Yield” of balance sheet items. In particular, tables included under “—Average Balances and Rates”, “—Changes in Net Interest Income-Volume and Rate Analysis” and “—Interest Earning Assets—Margin and Spread” were prepared on this basis.

Certain financial information as of and for the years ended December 31, 2019 and 2018 has been restated for comparative purposes. See “Presentation of Financial Information”.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2020			Year Ended December 31, 2019			Year Ended December 31, 2018
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	60,172	68	0.11%	46,060	256	0.56%	42,730	135	0.32%
Domestic	30,120	8	0.03%	17,293	50	0.29%	19,883	43	0.22%
Foreign	30,051	60	0.20%	28,767	206	0.72%	22,847	92	0.40%
Debt securities and derivatives	205,245	4,253	2.07%	185,200	5,450	2.94%	178,729	5,677	3.18%
Domestic	134,179	891	0.66%	123,645	1,062	0.86%	116,055	1,202	1.04%
Foreign	71,067	3,362	4.73%	61,555	4,388	7.13%	62,674	4,475	7.14%
Financial assets	414,631	17,533	4.23%	415,580	21,729	5.23%	410,149	20,872	5.09%
Loans and advances to central banks	4,747	164	3.46%	5,086	267	5.25%	5,518	258	4.67%
Loans and advances to credit institutions	39,720	521	1.31%	32,448	806	2.48%	25,634	657	2.56%
Loans and advances to customers	370,165	16,847	4.55%	378,046	20,655	5.46%	378,996	19,957	5.27%
In euros	179,433	3,030	1.69%	180,028	3,372	1.87%	181,668	3,381	1.86%
Domestic	170,926	2,998	1.75%	171,412	3,344	1.95%	172,561	3,276	1.90%
Foreign	8,507	32	0.37%	8,617	28	0.32%	9,107	105	1.16%
In other currency	190,731	13,817	7.24%	198,018	17,284	8.73%	197,328	16,576	8.40%
Domestic	22,297	439	1.97%	18,622	601	3.23%	14,825	511	3.45%
Foreign	168,434	13,378	7.94%	179,397	16,682	9.30%	182,503	16,065	8.80%
Other assets (2)	49,786	535	1.07%	45,957	327	0.71%	46,343	270	0.58%
Total average assets (3)	729,833	22,389	3.07%	692,798	27,762	4.01%	677,951	26,954	3.98%

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)  Includes “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures and associates”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets” and “Non-current assets and disposal groups held for sale”.

(3)  Foreign activity represented 41.27% of the total average assets for the year ended December 31, 2020, 43.60% for the year ended December 31, 2019 and 45.34% for the year ended December 31, 2018.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2020			Year Ended December 31, 2019			Year Ended December 31, 2018
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	71,279	1,525	2.14%	61,285	2,123	3.46%	65,044	2,192	3.37%
Customer deposits	387,563	3,908	1.01%	376,057	6,984	1.86%	370,078	6,559	1.77%
In euros	195,410	315	0.16%	183,316	236	0.13%	178,370	337	0.19%
Domestic	186,594	310	0.17%	174,301	230	0.13%	169,163	323	0.19%
Foreign	8,816	5	0.05%	9,015	7	0.07%	9,206	14	0.16%
In other currency	192,153	3,593	1.87%	192,741	6,748	3.50%	191,709	6,222	3.25%
Domestic	11,518	115	1.00%	9,505	178	1.87%	10,738	130	1.21%
Foreign	180,636	3,478	1.93%	183,236	6,571	3.59%	180,971	6,092	3.37%
Debt certificates	78,260	1,541	1.97%	77,438	1,884	2.43%	75,927	1,753	2.31%
Other liabilities (2)	142,056	823	0.58%	123,053	982	0.80%	114,695	1,165	1.02%
Total average liabilities	679,158	7,797	1.15%	637,833	11,973	1.88%	625,745	11,669	1.86%
Equity	50,675	-	-	54,964	-	-	52,206	-	-
Total average liabilities and equity (3)	729,833	7,797	1.07%	692,798	11,973	1.73%	677,951	11,669	1.72%

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

(3)  Foreign activity represented 39.29% of the total average liabilities for the year ended December 31, 2020, 41.92% for the year ended December 31, 2019 and 47.61% for the year ended December 31, 2018.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2020 compared with the year ended December 31, 2019, and the year ended December 31, 2019 compared with the year ended December 31, 2018. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	2020 / 2019
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	78	(266)	(188)
Securities portfolio and derivatives	590	(1,787)	(1,197)
Loans and advances to central banks	(18)	(85)	(103)
Loans and advances to credit institutions	181	(466)	(285)
Loans and advances to customers	(431)	(3,377)	(3,808)
In euros	(11)	(331)	(342)
Domestic	(9)	(336)	(346)
Foreign	-	4	4
In other currencies	(636)	(2,830)	(3,466)
Domestic	119	(281)	(162)
Foreign	(1,019)	(2,285)	(3,304)
Other assets	27	180	208
Total income			(5,373)
Interest expense
Deposits from central banks and credit institutions	346	(944)	(598)
Customer deposits	214	(3,290)	(3,077)
In euros	16	63	79
Domestic	16	64	80
Foreign	-	(2)	(2)
In other currencies	(21)	(3,135)	(3,155)
Domestic	38	(100)	(63)
Foreign	(93)	(2,999)	(3,093)
Debt certificates	20	(363)	(343)
Other liabilities	152	(310)	(158)
Total expense			(4,175)
Net interest income			(1,197)

(1)  The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)  The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2019 / 2018
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	11	111	121
Securities portfolio and derivatives	206	(433)	(227)
Loans and advances to central banks	(20)	29	9
Loans and advances to credit institutions	175	(25)	150
Loans and advances to customers	(50)	748	698
In euros	(31)	21	(10)
Domestic	(22)	90	68
Foreign	(6)	(72)	(78)
In other currencies	58	650	708
Domestic	131	(41)	90
Foreign	(273)	891	618
Other assets	(2)	60	58
Total income			808
Interest expense
Deposits from central banks and credit institutions	(127)	57	(69)
Customer deposits	106	320	426
In euros	9	(110)	(101)
Domestic	10	(103)	(93)
Foreign	(0)	(8)	(8)
In other currencies	34	493	526
Domestic	(15)	62	47
Foreign	76	403	479
Debt certificates	35	96	131
Other liabilities	85	(268)	(183)
Total expense			303
Net interest income			504

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

	December 31,
	2020	2019	2018
	(In Millions of Euro, Except Percentages)
Average interest earning assets	680,047	646,841	631,608
Gross yield (1)	3.3%	4.3%	4.3%
Net yield (2)	3.1%	4.0%	4.0%
Average effective rate paid on interest-bearing liabilities	1.5%	2.3%	2.3%
Spread (3)	1.8%	2.0%	2.0%

(1)   “Gross yield” represents total interest income divided by average interest earning assets.

(2)   “Net yield” represents total interest income divided by total average assets.

(3)    Spread is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS

See the introduction to “—Selected Statistical Information” for information on the impact of the planned sale of BBVA USA on the information reported below.

Interest-Bearing Deposits in Other Banks

As of December 31, 2020, interbank deposits (excluding deposits with central banks) represented 4.8% of our total assets. Of such interbank deposits, 18.6% were held outside of Spain and 81.4% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2020, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €137,515 million, representing 18.7% of our total assets. €34,116 million, or 24.8%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2020 on the investment securities that BBVA held was 3.3%, compared with an average yield of approximately 2.0% earned on loans and advances during 2020. See Notes 10 and 13 to our Consolidated Financial Statements for additional information.

The first table in Note 13.3 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under  “Financial assets at fair value through other comprehensive income” as of December 31, 2020, 2019 and 2018.

Note 14.2 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under  “Financial assets at amortized cost” as of December 31, 2020, 2019 and 2018.

This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to our Consolidated Financial Statements.

The second table in Note 13.3 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2020, 2019 and 2018, under “Financial assets at fair value through other comprehensive income” by rating categories defined by external rating agencies. The second table in Note 14.2 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2020, 2019 and 2018, under “Financial assets at amortized cost”, by rating categories defined by external rating agencies.

Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.

For a discussion of our investments in joint ventures and associates, see Note 16 to our Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.

The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2020.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to 10 Years		Maturity after 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	12,413	0.16	10,359	1.58	4,064	4.31	2,532	3.62	29,367
Other debt securities	520	3.14	1,216	1.20	468	2.32	141	4.61	2,345
Total Domestic	12,932	0.28	11,576	1.54	4,531	4.10	2,673	3.67	31,712
Foreign
Mexico	272	5.17	5,673	4.96	3,402	4.36	48	5.72	9,395
Mexican Government and other government agency debt securities	92	6.29	5,267	4.96	3,186	4.30	35	6.41	8,580
Other debt securities	180	4.59	406	4.94	216	5.30	14	3.95	816
The United States	2,514	1.31	1,111	2.21	754	2.38	312	5.34	4,691
U.S. Treasury and other government agency debt securities	2,312	1.26	-	-	3	0.63	-	-	2,315
States and political subdivisions debt securities	-	-	-	-	-	-	-	-	-
Other debt securities	202	2.07	1,111	2.21	750	2.39	312	5.34	2,376
Turkey	495	10.33	2,036	12.58	858	11.74	85	6.81	3,473
Turkey Government and other government agencies debt securities	495	10.33	2,036	12.58	858	11.74	85	6.81	3,473
Other debt securities	-	-	-	-	-	-	-	-	-
Other countries	5,811	7.62	8,242	2.81	3,066	1.78	1,917	3.86	19,037
Securities of other foreign governments(2)	3,551	0.37	4,583	3.28	1,508	1.53	1,302	4.12	10,943
Other debt securities of other countries	2,260	19.06	3,660	2.23	1,559	1.99	616	3.34	8,094
Total Foreign	9,092	6.17	17,062	4.67	8,079	4.08	2,363	4.21	36,596
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	22,024	2.58	28,637	3.39	12,611	4.09	5,036	3.92	68,308
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	95	2.95	956	1.11	10,858	1.33	1,748	0.85	13,656
Other debt securities	2,133	-	2,496	0.10	123	1.13	84	-	4,835
Total Domestic	2,228	0.13	3,452	0.38	10,980	1.33	1,831	0.81	18,492
Foreign
Mexico	691	6.63	2,297	6.19	826	4.37	3,956	3.94	7,771
Mexican Government and other government agency debt securities	634	6.88	2,266	6.22	611	4.52	3,452	3.94	6,963
Other debt securities	57	3.94	31	3.94	216	3.94	504	3.94	808
The United States	9	3.94	9	3.94	34	1.24	-	-	51
U.S. Treasury and other government agency debt securities	6	-	6	-	2	-	-	-	14
States and political subdivisions debt securities	-	-	-	-	-	-	-	-	-
Other debt securities	3	3.94	3	3.94	31	1.24	-	-	37
Turkey	384	9.90	2,301	10.80	942	10.78	-	-	3,628
Turkey Government and other government agencies debt securities	378	10.07	2,301	10.79	942	10.78	-	-	3,621
Other debt securities	6	-	1	18.10	-	-	-	-	7
Other countries	950	1.65	1,007	1.94	3,697	2.56	141	4.49	5,795
Securities of other foreign governments(2)	324	1.59	520	2.50	3,489	2.58	141	4.49	4,473
Other debt securities of other countries	626	1.68	487	1.31	208	1.93	-	-	1,322
Total Foreign	2,034	5.06	5,615	7.61	5,499	4.26	4,097	3.95	17,245
TOTAL AT AMORTIZED COST PORTFOLIO	4,262	2.42	9,067	4.77	16,479	2.30	5,928	2.96	35,737
TOTAL DEBT SECURITIES	26,286	2.55	37,705	3.72	29,090	3.08	10,964	3.40	104,044

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Securities of other foreign governments mainly include investments made by our subsidiaries in securities issued by the governments of the countries where they operate.

Loans and Advances

In 2020, the Group’s loan activity has been affected by the COVID-19 pandemic, which resulted in a decrease in global activity driven by mandatory lock-downs and consumer caution. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” and Notes 1.5 and 7.2 to our Consolidated Financial Statements for additional information on the impact of the COVID-19 pandemic on our financial condition and results of operations.

In addition, the year-on-year variation in reported “Loans and advances” has been significantly affected by the USA Sale. In particular, loans and advances of BBVA USA and other companies included within the scope of the USA Sale have been recorded as “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet as of December 31, 2020, while they are shown under “Loans and advances” in the consolidated balance sheets as of December 31, 2019 and 2018 (and, where applicable, prior years). See “Presentation of Financial Information—Agreement for the sale of BBVA USA Bancshares, Inc.”.

Moreover, during 2020, the currencies of the main countries where the BBVA Group operates depreciated against the euro in terms of period-end exchange rates. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Loans and Advances to Credit Institutions and Central Banks

As of December 31, 2020, our total loans and advances to credit institutions and central banks amounted to €41,368 million, or 5.6% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €20,820 million, or 2.8% of total assets. Net of our loss allowances, total loans and advances to credit institutions and central banks at amortized cost amounted to €20,784 million as of December 31, 2020, or 2.8% of total assets.

Loans and Advances to Customers

As of December 31, 2020, our total loans and advances to customers amounted to €336,056 million, or 45.6% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €323,951 million as of December 31, 2020, or 44.00% of our total assets, a decline from 56.7% of our total assets as of December 31, 2019. As of December 31, 2020 our total loans and advances to customers in Spain amounted to €166,905 million. Our total loans and advances to customers outside Spain amounted to €169,150 million as of December 31, 2020, down from €243,332 million as of December 31, 2019 mainly due to the USA Sale and the depreciation of the currencies of the main countries where the BBVA Group operates.

Loans by Geographic Area

The following table shows our net loans and advances to customers as of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(In Millions of Euros)
Domestic	166,905	165,032	171,361	180,033	182,492
Foreign
Western Europe	27,729	31,483	29,322	25,308	25,763
The United States (1)	6,654	64,395	61,497	53,526	60,388
Mexico	54,663	61,455	53,772	48,463	50,242
Turkey	36,748	40,230	40,641	49,690	54,174
South America	37,192	39,091	38,680	39,814	53,512
Other	6,165	6,677	4,777	4,240	4,058
Total foreign	169,150	243,332	228,688	221,041	248,137
Total loans and advances	336,056	408,364	400,049	401,074	430,629
Loss allowances	(12,105)	(12,402)	(12,199)	(12,748)	(15,974)
Total net lending (2)	323,951	395,962	387,850	388,326	414,655

(1)  Balance as of December 31, 2020 corresponds to subsidiaries in the United States not included within the scope of the USA Sale.

(2)  As of December 31, 2020, 2019 and 2018, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances. As of December 31, 2017 and 2016, includes loans and advances to customers reported as “Financial assets held for trading” and “Loans and receivables”.

Loans by Type of Customer

The following table shows our net loans and advances to customers at each of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(In Millions of Euros)
Domestic
Government	16,456	14,477	16,671	18,116	20,741
Agriculture	1,268	1,224	1,118	1,231	1,076
Industrial	14,946	13,982	14,683	14,707	13,670
Real estate and construction	9,452	9,567	10,671	11,786	15,179
Commercial and financial	9,640	16,192	17,131	16,075	13,111
Loans to individuals (1)	95,136	96,735	98,131	99,780	102,299
Other	20,007	12,855	12,955	18,338	16,415
Total Domestic	166,905	165,032	171,361	180,033	182,492
Foreign
Government	24,415	14,840	13,900	14,289	14,132
Agriculture	2,169	2,533	2,566	2,646	3,236
Industrial	37,631	43,408	41,954	37,319	43,402
Real estate and construction	10,570	20,814	18,499	17,885	21,822
Commercial and financial	14,954	41,406	36,571	31,584	33,933
Loans to individuals (1)	56,358	85,324	80,224	78,162	89,981
Other	23,054	35,007	34,973	39,156	41,630
Total Foreign	169,150	243,332	228,688	221,040	248,137
Total Loans and Advances	336,056	408,364	400,049	401,074	430,629
Loss allowances	(12,105)	(12,402)	(12,199)	(12,748)	(15,974)
Total net lending (2)	323,951	395,962	387,850	388,326	414,655

(1)   Includes mortgage loans to households for the acquisition of housing.

(2)  As of December 31, 2020, 2019 and 2018, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances. As of December 31, 2017 and 2016, includes loans and advances to customers reported as “Financial assets held for trading” and “Loans and receivables”.

The following table sets forth a breakdown, by currency, of our net loans and advances to customers as of December 31, 2020, 2019, 2018, 2017 and 2016:

	As of December 31,
	2020	2019	2018	2017	2016
	(In Millions of Euros)
In euros	188,729	191,083	193,702	199,399	199,289
In other currencies	135,221	204,879	194,148	188,926	215,366
Total net lending (1)	323,951	395,962	387,850	388,326	414,655

(1)   As of December 31, 2020, 2019 and 2018, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances. As of December 31, 2017 and 2016, includes loans and advances to customers previously reported as financial assets held for trading and loans and receivables.

As of December 31, 2020, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,743 million, compared with €1,682 million as of December 31, 2019. Loans and advances outstanding to the Spanish government and its agencies amounted to €16,456 million, or 4.9% of our total loans and advances to customers as of December 31, 2020, compared with the €14,477 million, or 3.5% of our total loans and advances to customers as of December 31, 2019. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2020 excluding government-related loans amounted to €16,604  million or approximately 4.9% of our total outstanding loans and advances. As of December 31, 2020 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed above.

Maturity and Interest Sensitivity

The following table sets forth a breakdown by maturity of our total loans and advances to customers by type of customer as of December 31, 2020. The determination of maturities is based on contract terms.

	Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	6,524	5,782	4,150	16,456
Agriculture	345	722	202	1,268
Industrial	5,923	6,723	2,300	14,946
Real estate and construction	1,667	4,118	3,667	9,452
Commercial and financial	3,617	4,865	1,158	9,640
Loans to individuals	11,356	24,653	59,127	95,136
Other	6,460	10,494	3,054	20,007
Total Domestic	35,892	57,356	73,657	166,905
Foreign
Government	14,493	3,606	6,317	24,415
Agriculture	1,207	762	200	2,169
Industrial	16,316	14,651	6,663	37,631
Real estate and construction	3,591	2,998	3,980	10,570
Commercial and financial	7,858	6,232	864	14,954
Loans to individuals	9,028	22,870	24,460	56,358
Other	8,762	10,328	3,963	23,054
Total Foreign	61,255	61,448	46,447	169,150
Total loans and advances (1)	97,147	118,804	120,105	336,056

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”.

The second table in Note 14.3 to our Consolidated Financial Statements provides a breakdown of our fixed and variable rate loans which had a maturity of more than one year as of December 31, 2020.

Loss allowances on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Financial instruments”. For a discussion of accounting standards related to loss allowances on financial assets and credit loss, see Note 2.2.1 to our Consolidated Financial Statements.

The following table provides information regarding our loan loss reserve and movements of loan charge-offs and recoveries for the periods indicated. Information as of December 31, 2020 and 2019 refers to customers, central banks and credit institutions and information as of December 31, 2018, 2017 and 2016 refers to customers and credit institutions:

		As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
	(In Millions of Euros)
Loan loss reserve at beginning of period:
Domestic	4,931	5,774	7,234	9,113	12,357
Foreign	7,496	6,437	5,550	6,903	6,385
First implementation of IFRS 9	-	-	1,171	-	-
Total loan loss reserve at beginning of period	12,427	12,211	13,955	16,016	18,742

Loans charged off: (1)
Total domestic	(495)	(1,006)	(2,818)	(3,709)	(3,298)
Total foreign	(2,073)	(2,250)	(1,956)	(2,330)	(2,400)
Total loans charged off	(2,568)	(3,256)	(4,774)	(6,039)	(5,698)

Provision for loan losses:
Domestic	1,289	764	910	1,155	1,095
Foreign	3,605	3,560	3,659	3,078	3,046
Total provision for loan losses	4,894	4,324	4,569	4,233	4,141

Acquisition and disposition of subsidiaries	(1,123)	-	-	(5)	-
Effect of foreign currency translation	(1,204)	(20)	(239)	(926)	(601)
Other	(285)	(832)	(1,301)	(495)	(567)
Acquisition, foreign currency and others	(2,612)	(852)	(1,539)	(1,426)	(1,168)

Loan loss reserve at end of period:
Domestic	5,362	4,931	5,774	7,234	9,113
Foreign	6,779	7,496	6,437	5,550	6,903
Total loan loss reserve at end of period	12,141	12,427	12,211	12,784	16,016
Loan loss reserve as a percentage of loans and advances at amortized cost at end of period	3.66%	3.10%	3.19%	3.09%	3.44%
Net loan charge-offs as a percentage of loans and advances at amortized cost at end of period	0.77%	0.81%	1.25%	1.46%	1.22%

(1)      Domestic loans charged off in 2020, 2019, 2018, 2017 and 2016 were mainly related to the real estate sector.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €2,568 million during the year ended December 31, 2020, compared with €3,256 million during the year ended December 31, 2019, mainly as a result of the decrease in loans charged off in Spain, as a result of moratorium measures for bank customers adopted in light of COVID-19 and the depreciation of the currencies of the main countries where the BBVA Group operates.

Our loan loss reserves as a percentage of total loans and advances increased to 3.66% as of December 31, 2020 compared with 3.10% as of December 31, 2019.

Impaired Loans

Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.

Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2020, 2019, 2018, 2017 and 2016 was €249.1 million, €301.6 million, €310.5 million, €347.4 million and €264.2 million, respectively.

The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(In Millions of Euros)
Impaired loans
Domestic	7,823	8,104	9,436	12,730	16,360
Public sector	68	86	112	158	270
Other resident sector	7,755	8,018	9,324	12,572	16,090
Foreign	6,855	7,855	6,923	6,671	6,565
Public sector	8	1	16	13	42
Other non-resident sector	6,847	7,853	6,906	6,658	6,523
Total impaired loans	14,678	15,959	16,359	19,401	22,925
Total loan loss reserve	(12,141)	(12,427)	(12,211)	(12,784)	(16,016)
Impaired loans net of reserves	2,537	3,533	4,148	6,617	6,909
Impaired loans as a percentage of loans and advances at amortized cost	4.42%	3.99%	4.27%	4.69%	4.92%
Impaired loans (net of reserve) as a percentage of loans and advances at amortized cost	0.76%	0.88%	1.08%	1.60%	1.48%

Our total impaired loans amounted to €14,678 million as of December 31, 2020, an 8.0% decrease compared with €15,959 million as of December 31, 2019. This decrease was mainly attributable to the reduction in impaired loans from households, as a result of the moratorium measures for bank customers adopted in light of COVID-19, and, to a lesser extent, the reclassification of the balance of BBVA USA and the other companies falling within the scope of the USA Sale to “Non-current assets and disposal groups classified as held for sale” of our consolidated balance sheet as of December 31, 2020.

Our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2020, the loan loss reserve amounted to €12,141 million, a 2.3% decrease compared with the €12,427 million recorded as of December 31, 2019, mainly due to the positive impact of changes in exchange rates on foreign currency positions and the reclassification of the balance of BBVA USA and the other companies falling within the scope of the USA Sale to “Non-current assets and disposal groups classified as held for sale” of our consolidated balance sheet as of December 31, 2020. The decrease was offset, in part, by higher provisions for possible loan losses in Spain, in light of the uncertainty associated with the pace of economic recovery.

The following tables provide information regarding impaired loans to customers, central banks and credit institutions recorded under “Financial assets at amortized cost” and loan loss reserve taken for each loan category, as of December 31, 2020 and 2019, by type of customer:

2020	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	68	(32)	0.41%
Credit institutions	-	-	-
Other sectors	7,755	(5,319)	5.15%
Agriculture	61	(38)	4.83%
Industrial	664	(440)	4.44%
Real estate and construction	722	(490)	7.64%
Commercial and other financial	862	(608)	8.95%
Loans to individuals	4,361	(2,686)	4.58%
Other	1,084	(1,057)	5.42%
Total Domestic	7,823	(5,351)	4.69%
Foreign:
Government	8	(16)	0.03%
Credit institutions	6	(36)	0.04%
Other sectors	6,842	(6,738)	4.73%
Agriculture	71	(70)	3.25%
Industrial	1,477	(1,273)	3.93%
Real estate and construction	675	(232)	6.39%
Commercial and other financial	717	(747)	4.79%
Loans to individuals	2,745	(3,209)	4.87%
Other	1,156	(1,207)	5.02%
Total Foreign	6,855	(6,790)	4.05%
Total	14,678	(12,141)	4.37%

(1)   Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

2019	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	86	(36)	0.60%
Credit institutions	-	-	-
Other sectors	8,018	(4,895)	5.33%
Agriculture	60	(42)	4.93%
Industrial	686	(513)	4.90%
Real estate and construction	1,180	(751)	12.33%
Commercial and other financial	1,173	(856)	7.24%
Loans to individuals	4,257	(2,176)	4.40%
Other	663	(557)	5.16%
Total Domestic	8,104	(4,931)	4.91%
Foreign:
Government	1	(23)	0.01%
Credit institutions	6	(24)	0.04%
Other sectors	7,848	(7,448)	3.43%
Agriculture	93	(83)	3.69%
Industrial	1,824	(1,405)	4.20%
Real estate and construction	980	(652)	4.71%
Commercial and other financial	835	(763)	2.02%
Loans to individuals	3,124	(3,670)	3.66%
Other	991	(876)	2.83%
Total Foreign	7,855	(7,496)	3.23%
Total	15,959	(12,427)	3.91%

(1)   Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

Troubled Debt Restructurings

As of December 31, 2020, of the total troubled debt restructurings of €16,699 million, €7,659 million were not considered impaired loans. See Note 7.2 and Appendix VIII to our Consolidated Financial Statements.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratios higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The Leisure, Automotive and Real Estate sectors have been among the most affected by the COVID-19 pandemic and they are the sectors that have most relied on payment deferrals granted by BBVA (see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”).  See Note 7.2 to our Consolidated Financial Statements for additional information. The non-performing asset ratio in our domestic real estate and construction portfolio was 7.6%  as of December 31, 2020 (compared with 12.3% as of December 31, 2019), the average non-performing asset ratio for all of our domestic activities was 4.7% as of December 31, 2020 (compared with 4.9% as of December 31, 2019) and the average non-performing asset ratio for all of our consolidated activities was 4.4% as of December 31, 2020 (compared with 3.8% as of December 31, 2019). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 7.7% as of December 31, 2020 (compared with 9.0% as of December 31, 2019).

In light of the COVID-19 outbreak, various national and supranational supervisory authorities have published considerations to be taken into account regarding the accounting policy to be applied with respect to potential problem loans, providing the option to suspend the application of accounting guidance for potential problem loans, for a limited period of time, with respect to loans affected by moratoria or other relief measures adopted by authorities to address the effects of the COVID-19 pandemic. See Notes 1.5 and 7.2 to our Consolidated Financial Statements. See also “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2020, 2019 and 2018. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	2020		2019		2018
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)

United Kingdom	7,107	1.0%	6,086	0.9%	7,114	1.1%
Mexico	1,128	0.2%	1,697	0.2%	2,217	0.3%
Turkey	3,265	0.4%	3,856	0.6%	5,060	0.7%
Other OECD (Organization for Economic Co-operation and Development)	9,715	1.3%	9,463	1.4%	7,779	1.1%
Total OECD	21,215	2.9%	21,102	3.0%	22,170	3.3%
Central and South America	3,142	0.4%	3,323	0.5%	2,720	0.4%
Other	7,329	1.0%	6,924	1.0%	4,739	0.7%
Total	31,686	4.3%	31,349	4.5%	29,629	4.4%

The following table sets forth the amounts of our cross-border outstandings as of December 31, 2020, 2019, and 2018 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2020
Mexico	44	4	1,080	1,128
Turkey	559	283	2,422	3,265
United Kingdom	-	6,204	904	7,107
Total	603	6,491	4,406	11,500

As of December 31, 2019
Mexico	188	8	1,501	1,697
Turkey	618	283	2,955	3,856
United Kingdom	-	5,246	839	6,086
Total	806	5,537	5,295	11,638

As of December 31, 2018
Mexico	133	7	2,078	2,217
Turkey	1,250	505	3,304	5,060
United Kingdom	22	6,215	876	7,114
Total	1,405	6,727	6,258	14,391

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

Our exposure to borrowers in countries with difficulties as defined by the OECD, excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €360 million, €184 million and €100 million as of December 31, 2020, 2019 and 2018, respectively. These figures do not reflect loan loss reserves of 8.3%, 12.5% and 38.0%, respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2020 did not in the aggregate exceed 0.05% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2020, 2019 and 2018 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2020, 2019 and 2018 amounted to $50 million, $73 million and $90 million, respectively (approximately €41 million, €65 million and €78 million, respectively, based on a euro/dollar exchange rate on December 31, 2020 of $1.00 = €0.81, on December 31, 2019 of $1.00 = €0.89 and on December 31, 2018 of $1.00 = €0.87).

LIABILITIES

See the introduction to “—Selected Statistical Information” for information on the impact of the planned sale of BBVA USA on the information reported below.

Deposits

The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits recorded under “Financial liabilities at amortized cost” by principal geographic area for the dates indicated:

	As of December 31, 2020
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	188,757	37,822	1,751	228,330
Foreign
Western Europe	21,427	207	11,444	33,078
The United States	-	82	-	82
Mexico	54,398	3,422	1,549	59,370
Turkey	34,621	215	617	35,453
South America	36,989	3,428	2,041	42,458
Other	6,468	-	10,228	16,696
Total Foreign	153,904	7,355	25,878	187,137
Total	342,661	45,177	27,629	415,467

	As of December 31, 2019
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	171,611	24,318	3,218	199,147
Foreign
Western Europe	15,360	-	9,190	24,549
The United States	66,181	72	6,377	72,630
Mexico	56,564	492	1,634	58,689
Turkey	36,042	257	924	37,223
South America	36,661	811	2,840	40,311
Other	1,801	-	4,568	6,369
Total Foreign	212,608	1,631	25,533	239,772
Total	384,219	25,950	28,751	438,919

	As of December 31, 2018
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	166,403	26,544	4,563	197,510
Foreign
Western Europe	22,077	-	14,545	36,621
The United States	62,539	61	4,379	66,979
Mexico	50,991	133	566	51,690
Turkey	33,427	212	1,323	34,963
South America	37,970	330	2,335	40,635
Other	2,563	-	4,268	6,831
Total Foreign	209,567	737	27,415	237,719
Total	375,970	27,281	31,978	435,229

For an analysis of our deposits recorded under “Financial liabilities at amortized cost”, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to our Consolidated Financial Statements.

As of December 31, 2020, the maturity of our time deposits recorded under “Financial liabilities at amortized cost” (excluding interbank deposits) in denominations of $100,000 or greater was as follows:

	As of December 31, 2020
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	3,799	22,584	26,383
Over 3 to 6 months	1,883	2,708	4,590
Over 6 to 12 months	2,960	2,083	5,043
Over 12 months	2,746	898	3,644
Total	11,388	28,272	39,659

Time deposits recorded under “Financial liabilities at amortized cost” from Spanish and foreign financial institutions amounted to €16,079 million as of December 31, 2020, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by geographic area of customer deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2020, 2019 and 2018 see Note 22 to our Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2020, 2019 and 2018.

The following table provides information about our total short-term borrowings for the years ended December 31, 2020, 2019 and 2018:

	As of and for the Year Ended December 31, 2020 (1)		As of and for the Year Ended December 31, 2019 (1)		As of and for the Year Ended December 31, 2018 (1)

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	43,543	1.0%	45,296	1.9%	16,524	4.3%
Average during period	50,100	1.1%	46,139	2.1%	16,836	4.7%
Maximum quarter-end balance	55,156	-	50,482	-	17,155	-
Bank promissory notes:
As of end of period	1,454	0.1%	801	0.4%	449	3.1%
Average during period	1,094	0.1%	681	0.7%	580	1.6%
Maximum quarter-end balance	1,454	-	939	-	1,036	-
Bonds and subordinated debt:
As of end of period	10,546	1.3%	9,249	3.8%	5,633	3.6%
Average during period	12,076	2.1%	6,799	4.5%	4,775	4.6%
Maximum quarter-end balance	12,928	-	9,468	-	5,633	-
Total short-term borrowings as of end of period	55,543	1.0%	55,346	2.2%	22,606	4.1%

(1)  As of December 31, 2020 and 2019, includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”. As of December 31, 2018, includes only certain repurchase agreements which were accounted for as “Financial liabilities at amortized cost” as of December 31, 2017.

As of December 31, 2020, 2019 and 2018, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with other financial and credit institutions.

EQUITY

Shareholders’ equity

As of December 31, 2020, shareholders’ equity amounted to €50,020 million, an 8.9% decrease compared to the €54,925 million recorded as of December 31, 2019, mainly as a result of the increase in accumulated other comprehensive loss.

Accumulated other comprehensive income (loss)

As of December 31, 2020, the accumulated other comprehensive loss amounted to €14,356 million, a 40.4% increase compared to the €10,226 million recorded as of December 31, 2019, mainly as a result of the adverse impact of the depreciation of the currencies of the main countries where the BBVA Group operates (in particular, the Mexican peso, the U.S. dollar and the Turkish lira) on “Foreign currency translation”. As of December 31, 2018, the accumulated other comprehensive loss amounted to €10,223 million.

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

In this new competitive environment, banks and other players are calling for a level playing field that ensures fair competition among the different financial services providers. Regulations on consumer protection and the integrity of the financial system (such as anti-money laundering regulations or regulations for combating the financing of terrorism) are generally activity-specific and, therefore, meet the principle of a level playing field. However, with regards to financial stability, banking groups are subject to prudential regulations that have implications for most of their activities, including those in which they compete with non-bank players that are only subject to activity-specific regulations, at best, or not regulated at all. Therefore, the scope of the perimeter of prudential consolidation to which the prudential regulation and supervision in the European Union and elsewhere applies compromises the level playing field principle by requiring banking groups to apply banking-level controls to all subsidiaries, no matter their activities and actual risks involved. Restrictions on the activity of bank players, for instance as regards internal governance requirements, leave EU banks at a competitive disadvantage as regards cost, time-to-market or talent attraction compared to their competitors.

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

Another significant trend in the market is consolidation. Following the prior global financial crisis, a number of banks disappeared or were absorbed by other banks. We believe that the COVID-19 crisis may result in a number of mergers and acquisitions between financial entities in the regions where the Group operates, as recently seen in Spain.

Additional information on certain market dynamics affecting the four main countries where we operate is provided below.

Spain

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring processes that have been underway for several years have increased the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid), Caixabank (which acquired Banco de Valencia, Banca Cívica and Barclays’s Spanish operations) and Banco Sabadell. Furthermore, several M&A transactions have taken place in the Spanish banking system over the past 3-4 years. In this vein, in June 2017, Banco Santander announced the acquisition of 100% of the share capital of Banco Popular as part of the resolution strategy adopted by the SRB for the latter. This has further increased the market share of Banco Santander in Spain. In January 2018, the merger between Bankia and Banco Mare Nostrum (“BMN”) was completed. More recently, in September 2020 the merger between Caixabank and Bankia was announced, which creates the largest bank in Spain in terms of total assets. This transaction is expected to close during the first quarter of 2021 once all regulatory authorizations have been received. Finally, the merger between Unicaja and Liberbank was announced in December 2020. This transaction will create Spain’s fifth largest bank in terms of total assets.

We face strong competition in all of our principal areas of operations. The low interest rate environment which depresses interest income and the ongoing de-leveraging process makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the credit market for lending to SMEs, where new credit interest rates have fallen from a weighted average of 5.5% between January 2012 and May 2014 to around 2.7% since the outbreak of the COVID-19 crisis in March 2020, barely exceeding credit costs. Since the outbreak of the crisis in the first quarter of 2020, public support measures have been introduced in Spain, particularly in the form of public guarantees on new loans to corporates and SMEs and moratoria and payment holidays on certain loans. The former has resulted in decreased competition in the SME loans segment. However, these public guarantees will be lifted in the future, which will likely increase competition levels again. More broadly, the end of the COVID-19 related public relief measures might result in a deterioration in the credit quality of borrowers, especially SMEs, which might require the recording of high loan-loss provisions by banks.

In the aftermath of the prior global financial crisis, the need for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment has depressed remuneration for deposits, there seems to be a zero interest rate floor as deposit rates are not entering negative territory. Former Spanish savings banks, and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services. More recently, the liquidity programs implemented by the ECB have resulted in a much lower dependence on customer deposits, which has in turn lowered the level of competition for deposits in Spain.

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

In Spain and in Europe, changes in banking regulation could have a significant potential impact on competition in the near future. The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the European Union to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Several initiatives have also been implemented in order to facilitate the creation of a Pan-European financial market, including the Single Euro Payments Area, which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the European Union, and MiFID, complemented with the introduction of MiFID II in January 2018, which aims to create a European framework for investment services. In addition, further steps have been taken towards achieving a banking and capital markets union in Europe. The ECB started to work as a single supervisor in November 2014, supervising 117 entities (including BBVA) in the Eurozone. Moreover, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the SRF, the appointment of the SRB which is operational since January 1, 2015 and the Bail-in Tool included in the BRRD, which entered into force on January 1, 2016. For additional information on regulatory developments, see “―Business Overview―Supervision and Regulation”.

United States

The U.S. banking system’s performance in 2020 deteriorated significantly compared to 2019. However, in light of the unprecedented contraction of economic output due to the COVID-19 pandemic, the system remained resilient. While profitability was adversely affected primarily by the large loan loss provisions, credit quality did not deteriorate as much as in previous recessions due to the forceful and large monetary and fiscal support that the economy received early into the pandemic-induced downturn. During the first three quarters of 2020, net interest income for all FDIC-insured commercial banks fell by 4.2% year-on-year, while non-interest income and expenses remained on their pre-crisis trajectory. At the same time, provisions for loan and lease losses increased by more than 3.5 times, and as a result, net income reached only 48% of the level achieved in the same period in 2019. Return on assets and return on equity declined to their lowest levels since 2009. The core capital ratio of FDIC-insured commercial banks declined from 9.6% in the fourth quarter of 2019 to 8.7% and 8.8% in the second and third quarter of 2020, respectively, the lowest since 2010. Going forward, we expect commercial banks to benefit from the economic recovery and any subsequent round of stimulus, while at the same time remaining somewhat challenged by the low interest rate environment that will likely persist for a number of years going forward.

Mexico

In Mexico, the banking sector had a capitalization ratio of 17.4% in October 2020 (higher than the ratio reported in October 2019 of 16.1%) (in each case considering the group of entities of “banca múltiple” operating in Mexico). On October 31, 2020, the Mexican banking sector had 50 operating banks, one less than the previous year.

The growth of total bank lending to the non-financial private sector in Mexico decreased from an annual nominal average growth rate of 8.8% from January to November of 2019 to 5.2% in the same period of 2020. The negative impact of the COVID-19 pandemic over economic activity and formal employment deepened the slowdown in private sector credit that was already evident at the end of 2019. After a short rebound in the first months of the pandemic (boosted by liquidity needs), corporate lending lost momentum and registered its first contraction since February 2010 in November (-0.9%). The reduction of private investment was reflected in a weak corporate credit demand, so that the average growth rate of corporate loans was 6.9% from January to November of 2020, below the 9.2% reached in the same period of the previous year.

 Credit to consumers also decreased its annual nominal average growth rate from 6.1% in January to November 2019 to -2.3% in the same period of 2020. Consumer credit experienced seven months of contraction (starting in May 2020), reaching a double digit fall of -10.7% in November 2020. Mobility restrictions (which limit consumption opportunities), the fall of formal employment (and therefore household income) as well as consumer caution as a response to the uncertainty associated with the pace of economic recovery, contributed to deteriorate the dynamism of this type of loans.

 Mortgage lending was the only category of commercial bank credit which ended 2020 without a contraction, with an average nominal growth rate of 9.3% in January to November 2020, slightly below the rate of 10.5% in the same period of 2019. This credit portfolio was able to maintain some dynamism due to both low and stable long-term interest rates and the lagged impact of the increase in the number of formal workers in previous years, since potential clients of this type of credit must prove a minimum time in service to obtain a mortgage. However, due to this deferred effect, the negative impact of job losses as a result of the COVID-19 pandemic is expected to affect the performance of this portfolio for some time.

Bank deposits in Mexico increased in 2020 as a result of the shift from consumption to savings due to the COVID-19 pandemic. Traditional bank deposits (sight deposits and term deposits) had an average annual growth rate of 11.4% in nominal terms between January and November 2020, which represented a 4.3 p.p. increase in comparison with the same period of 2019. This significant increase was underpinned mainly by the increase of sight deposits, which grew at an average annual growth rate of 15.7% between January and November 2020. It is worth noting that the resilience of sight deposits in a recessionary environment (stemming from the low unemployment rate among medium and high-income earners) coupled with a slump in consumption, led to a sharp increase in liquid deposits.

On the other hand, term deposits slowed down sharply as the economic recession and the drop in benchmark interest rates took their toll on medium-term savings. In fact, the nominal growth of term deposits halved in 2020 with respect to 2019 as the average annual nominal growth rate during the last eleven months of the year decreased to 5.2%. Finally, the growth of deposits in debt investment funds was hit too as the economy slumped, the Mexican peso depreciated and the demand for liquid assets rose. As a result the average annual growth rate of deposits in debt investment funds dropped from 10.4% between January and November 2019 to 5.9% during the same period of 2020.

Throughout 2020, regulatory activity increased driven by measures taken to tackle COVID-19’s impact on banking activity. BANXICO issued several rules aimed at promoting the orderly behavior of financial markets, providing markets with liquidity and facilitating the granting of credit by banks with a specific focus on SMEs. Meanwhile, the CNBV issued special accounting standards enabling banks to offer grace periods and avoid considering loans overdue in the context of the pandemic.

Later on, the CNBV issued a framework for loan restructuring which provided for beneficial treatment in terms of capital and reserves for banks willing to offer loan-restructuring under certain conditions specified by the regulator.

In December, the Federal Economic Competition Commission published a preliminary opinion on its investigation regarding the card payments’ market identifying four potential barriers to competition that prevent the entry and increase costs for new market participants that hinder innovation and investment and increase merchant acquisition costs. Among other measures, COFECE could order that banks divest at least 51% of their stakes in card payment clearing houses (Prosa and E-Global), and the preliminary opinion recommends that BANXICO and the CNBV eliminate regulatory obstacles and issue regulations to ensure competition. At this stage, stakeholders have 45 working days to present arguments and offer alternative measures to address the Commission’s concerns.

In November 2020, a bill was presented to the Senate which would affect the repatriation of U.S. dollars. Finally, there were new developments during 2020 regarding the Mexican Fintech Law, in force since 2018. The law creates and regulates financial technology institutions, which may engage in either crowdfunding or the issue of e-money. Following the law, BANXICO has regulated the recognition and use of virtual assets. The law also introduced a regime of “innovative models for the provision of financial services” that enables financial institutions (including FinTechs), as well as other startups, to offer financial services for the benefit of users in a regulatory sandbox. BANXICO and the CNBV have already published most of the secondary regulation related with the Fintech Law, but the rules to govern the sharing of data are still being developed.

Turkey

In Turkey, where we operate through Garanti BBVA, the three public deposit banks that operate in the country accounted for 37% of the total assets of financial institutions as of November 30, 2020, whereas private deposit banks (including Garanti BBVA) accounted for 49%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 14% of the total. The Turkish economy experienced a significant acceleration in the credit growth rate on the back of supportive economic policies implemented in the COVID-19 crisis. TL lending (i.e., loans denominated in Turkish lira) growth accelerated to 44% in 2020 from 14% in 2019 due to the supportive credit policies implemented in response to COVID-19. In 2020, TL lending to corporations grew by 45%, consumer loans grew by 45% and credit cards grew by 24.3%. Credit growth adjusted for the exchange rate depreciation rose to 22% in 2020 from its 6% growth in 2019. Total customer deposits grew by 35% during the year (16.4% on a foreign exchange adjusted basis, compared with 18.6% in 2019). The growth in TL customer deposits (i.e., customer deposits denominated in Turkish lira) rose to 24% from 20% in 2019. Foreign exchange deposit growth rate rose to 16.8% from 16.3% in 2019. Given the increases in TL credits, the TL loan-to-deposit ratio rose to 152% from 130% in 2019. The foreign exchange loan-to-deposit ratio fell to 64% from 78% due to the increase in foreign exchange deposits.

G.   Cybersecurity and Fraud Management

BBVA’s Corporate Security Area is responsible for ensuring adequate information security management, including by establishing security policies, procedures and controls regarding the security of the Group’s global infrastructures, digital channels and payment methods with a holistic and threat intelligence-led approach.

BBVA’s security strategy resides on three fundamental pillars: cybersecurity, data protection and security in business processes and fraud management. A program has been designed for each of these pillars, with the aim to reduce the risks identified in the developed taxonomy. These programs, which consider security industry best practices established by internationally accepted security standards, are periodically reviewed to evaluate the progress and the effective impact on the Group risks.

During 2020, within the framework of the implementation of the security strategy, security measures were adopted to ensure an adequate protection of BBVA’s information and the assets supporting business processes. The implementation of these measures, which were perceived as necessary to mitigate the security risks the BBVA Group is exposed to, was carried out with a global perspective and an integral approach (considering not only technological aspects but also aspects related to the Group’s staff, processes and security governance).

Measures adopted in 2020 included measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management, (ii) ensure compliance of the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective, using the mobile device as the main element, in line with BBVA’s digital transformation strategy.

The main initiatives which are being implemented to improve BBVA’s security and client protection are the following:

•          Aqua card launch, the first card without a printed card number or CVV, with a dynamic CVV, reinforcing security, since not having these data prevents their possible fraudulent use.

•          Implementation of strong customer authentication measures in e-commerce, requiring two of the three possible authentication mechanisms (something you know, something you own, something you are).

•          Implementation of the “where is my card?” functionality, that allows the customer to have an overview of all e-commerce or platforms where they have registered their bank cards.

•          Implementation of new behavior biometrics and malware protection for digital clients to reinforce analytical and fraud detection capabilities in mobile channels.

•          Enhancement of the information provide to clients in the BBVA app to make them aware of the main risks they are exposed to, so that they can prevent or act against possible threats.

Additionally, BBVA has continued carrying out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for BBVA’s employees, clients and society in general on matters such as the BBVA app, online channels and social networks, secure password management, phishing and other technical attacks detection, detection of scams, security in online purchases and protection of personal information.

Other lines of action also include the adequate training of BBVA’s Board members in the area of security and incident management, as well as the periodic performance of global and local simulation exercises in order to raise the level of training and awareness of the Board of Directors and certain key personnel and ensure an immediate and effective response in case of a security breach.

Cybersecurity

Ensuring the effective protection of BBVA’s assets and customers’ data is vital for the Group.

During 2020, the Group has detected an increase in the number of attacks, accentuated by the presence of organized crime groups specialized in the banking sector and working in a multi-country environment.

Furthermore, the COVID-19 pandemic has been used by cybercriminals to increase the scope of social engineering attacks through email, SMS, instant messaging systems and social networks. It has also contributed to the emergence of new risks and challenges for companies, like the ones related to security in teleworking and the increase on the attack surface.

The Global Computer Emergency Response Team (CERT) is the Group’s first line of detection and response to cyberattacks aimed at global users and the Group’s infrastructure, combining information on cyber threats from our Threat Intelligence unit. The Global CERT, which is based in Madrid, operates 24x7 and provides services in all countries where the Group operates, under a scheme of managed security services, with operation lines dedicated to fraud and cybersecurity.

As cyberattacks evolve and become more sophisticated, the Group has strengthened its prevention and monitorization efforts. System monitoring capabilities have been reinforced, with particular attention to the critical assets that support business processes in order to prevent threats from materializing and, if necessary, to immediately identify and respond to any security incident that may occur. Incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms.

We believe that measures implemented by the Group have improved information security management as a result in part of the use of digital intelligence and advanced analytical capabilities. The main objective of these measures is to ensure an immediate and effective response to any security incident that occurs through the coordination of the different business and support areas involved, to reduce the possible negative impact and, if necessary, to report such incident in a timely manner to the relevant supervisory or regulatory authorities.

BBVA routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security. Specialized teams periodically perform security technical tests in order to detect and correct possible security vulnerabilities. These tests include technical tests of technological platforms as well as malicious users simulated attacks performed by the “red team”. The outcome of such exercises is a fundamental part of a feedback process designed to improve the Group’s cybersecurity strategies.

Data Protection

The second pillar of the strategy is based on the adequate protection of data and its treatment, which is a fundamental element of the data-centric strategy of the BBVA Group. The main initiatives in this area relate to the adoption of measures to ensure that BBVA’s information assets are properly protected, limiting their use to their intended purposes and controlling access to them, considering the security guidelines established by the Group. All activities related to the data protection program are reviewed by the Data Protection Committee, where all relevant stakeholders of the Bank are represented.

Security in Business Processes and Fraud

Cybersecurity efforts are frequently undertaken in close coordination with our fraud prevention efforts and there are considerable interactions and synergies between the relevant teams. As part of the efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, the Corporate Fraud Committee, chaired by the Global Head of Engineering, oversees the evolution of all external and internal fraud types in all countries where the Group operates. Its functions include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact thereof on the Group’s business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.

BBVA maintains cybersecurity and fraud insurance policies in respect of each of its subsidiaries. These insurance policies are subject to certain loss limits, deductions and exclusions. We can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies.

With the aim of guaranteeing the effective implementation of the Group’s security strategy, BBVA has established a security governance model. Among the bodies composing the security governance model, there are Committees responsible for the approval and supervision of the execution of the information security strategy, in matters such as corporate security, information security and protection, and fraud management. One of the main elements of this security governance model is the Technology and Cybersecurity Commission, composed by BBVA’s Chairman and BBVA’s Board of Directors. This Commission is responsible for the oversight of the Group’s technological strategy and cybersecurity strategy and allows the Board of Directors to be informed of the main technological risks to which the Group is exposed, as well as current cybersecurity and technology trends and any relevant security event that can affect the BBVA Group.

Regarding business continuity, during 2020 BBVA has included “resilience” as an integral part of its holistic approach. This change reflects the evolution from a model mainly oriented to guarantee the continuous provision of products and services in situations with high impact and low probability to a model where the organization has the ability to absorb and adapt to situations with an operative impact due to disruptions of different nature (such as pandemics, cyber incidents, natural disasters or technological failures). This transition has implied an intense activity of the Resilience Office that, together with the Group’s Crisis Management Committees and Continuity Committees has had a relevant role in the management of the crisis caused by the COVID-19 pandemic.

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

BBVA has a solid leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and the Sunbelt Region of the United States (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” ) and it is the largest shareholder in Garanti BBVA, Turkey’s biggest bank in terms of market capitalization.

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

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2020, 2019 and 2018 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2020, 2019 and 2018, and its results of operations and consolidated cash flows for the years ended December 31, 2020, 2019 and 2018. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to our Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expense and commitments reported herein. These estimates relate mainly to the following:

•            The loss allowance of certain financial assets.

•            The assumptions used to quantify certain provisions and for the actuarial calculation of the post- employment benefit liabilities and commitments.

•            The useful life and impairment losses of tangible and intangible assets.

•            The valuation of goodwill and price allocation of business combinations.

•            The fair value of certain unlisted financial assets and liabilities.

•            The recoverability of deferred tax assets.

Although these estimates were made on the basis of the best information available as of December 31, 2020, 2019 and 2018, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

See Note 2.3 to our Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2020.

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

Goodwill is allocated to one or more cash-generating units, or CGUs, expected to benefit from the synergies arising from business combinations. See Note 2.2.7 to our Consolidated Financial Statements for the definition of CGU.

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

See Notes 2.2.6 and 2.2.7 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies related to goodwill.

The results from each of these tests on the dates mentioned were as follows:

As of March 31, 2020, we identified an indicator of impairment of goodwill in the United States CGU and, as a result of the goodwill impairment test performed, an impairment of €2,084 million was recognized in the United States CGU, which was mainly due to the negative impact of the macroeconomic scenario following the COVID-19 pandemic. This recognition did not affect the tangible book value or the solvency ratio of the BBVA Group. For additional information, see Note 18.1 to our Consolidated Financial Statements. As of December 31, 2020, as a result of the CGUs assessment, the Group concluded there is no evidence of further indicators of impairment that requires recognizing significant additional impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.

As of December 31, 2019, an impairment of €1,318 million was recognized in the United States CGU and was mainly the result of the negative changes in interest rates, especially in the second half of 2019, which together with the slowdown of the economy caused the expected results to be below prior estimates. For additional information, see Note 18.1 to our Consolidated Financial Statements.

As of December 31, 2018, as a result of the CGUs assessment, the Group concluded there was no evidence of indicators of impairment that require recognizing significant impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.

United States CGU

As of December 31, 2020, the remaining goodwill corresponding to the United States CGU has been reclassified to the heading "Non-current assets and disposal groups classified as held for sale" in the consolidated balance sheet. Pursuant to IFRS 5.15, the CGU must be measured at the lower of fair value less costs to sell and the carrying amount. Given the price agreed in the USA Sale share purchase agreement, the fair value less costs to sell is higher than the carrying amount of the assets and liabilities of the CGU, which means that as of December 31, 2020 the assets and liabilities of the CGU will remain valued at their carrying amount (including goodwill) on the reclassification date.

The calculation of the impairment test performed as of March 31, 2020 used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of March 31, 2020, the Group used a growth rate of 3.0% (3.5% and 4.0% as of December 31, 2019 and 2018, respectively) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States. The GDP growth rate is lower than the historical average nominal GDP growth rate of the United States for the past 30 years and lower than the real GDP growth rate forecasted by the IMF. The rate used to discount cash flows is the cost of capital assigned to the CGU, 10.3% as of March 31, 2020 (10.0% and 10.5% as of December 31, 2019 and 2018, respectively), which consists of the risk free rate plus a risk premium.

As of March 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €755 million and €869 million, respectively (€871 million and €1,017 million, respectively, as of December 31, 2019, and €1,009 million and €1,176 million, respectively, as of December 31, 2018). If, as of March 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €270 million and €235 million, respectively (€340 million and €292 million, respectively, as of December 31, 2019, and €526 million and €451 million, respectively, as of December 31, 2018).

Mexico CGU

Part of the Group’s goodwill balance corresponds to the CGU in Mexico. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2020, the Group used a growth rate of 5.7% (5.9% as of December 31, 2019 and 5.6% as of December 31, 2018) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Mexico, expected inflation and the potential growth of the banking sector in Mexico. The rate used to discount cash flows is the cost of capital assigned to the CGU, 15.3% as of December 31, 2020 (14.8% as of December 31, 2019 and 2018).

As of December 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €1,043 million and €1,156 million, respectively (€1,453 million and €1,624 million, respectively, as of December 31, 2019). If, as of December 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €688 million and €620 million, respectively (€957 million and €856 million, respectively, as of December 31, 2019).

Turkey CGU

Part of the Group’s goodwill balance corresponds to the CGU in Turkey. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2020, the Group used a growth rate of 7.0% (the same rate was considered as of December 31, 2019 and 2018) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Turkey and expected inflation. The rate used to discount cash flows is the cost of capital assigned to the CGU, 21.0% as of December 31, 2020 (17.4% and 24.3% as of December 31, 2019 and 2018, respectively), which consists of the risk free rate plus a risk premium.

As of December 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €164 million and €175 million, respectively (€192 million and €212 million, respectively, as of December 31, 2019). If, as of December 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €29 million and €26 million, respectively (€31 million and €28 million, respectively, as of December 31, 2019).

As of December 31, 2020, December 31, 2019 and December 31, 2018 the recoverable amounts of the CGUs not listed above were in excess of their carrying value.

 Insurance contracts

The methods and techniques used to calculate the mathematical reserves for insurance contracts mainly involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each contract. Changes in insurance mathematical reserves may occur in the future as a consequence of changes in interest rates and other key assumptions. See Notes 2.2.8 and 23 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies and assumptions about our most significant insurance contracts.

Post-employment benefits and other long term commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.11 and 25 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

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

Except with respect to hyperinflationary economies, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2020, 2019 and 2018 and as period-end exchange rates as of December 31, 2020, 2019 and 2018 according to the European Central Bank (the “ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Mexican peso	24.5301	21.5531	22.7046	24.4160	21.2202	22.4921
U.S. dollar	1.1418	1.1195	1.1810	1.2271	1.1234	1.1450
Argentine peso				103.2543	67.2860	43.2900
Colombian peso	4,216.8126	3,673.6747	3,484.3206	4,212.0208	3,681.5391	3,745.3184
Peruvian sol	3.9923	3.7335	3.8787	4.4470	3.7205	3.8621
Turkish lira	8.0501	6.3595	5.7058	9.1131	6.6843	6.0588

During 2020, foreign exchange markets have been affected by the COVID-19 pandemic, which has generally had an adverse impact on currencies of emerging economies. The COVID-19 pandemic also affected the U.S. dollar as the extraordinary response taken by the U.S. government and the Federal Reserve placed downward pressure on the U.S. dollar. All currencies listed above depreciated against the euro in average terms compared with average exchange rates in the prior year.  In terms of period-end exchange rates, all these currencies depreciated as well against the euro. As a result, the overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and balance sheet.

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

COVID-19 pandemic

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic.

The coronavirus (COVID-19) pandemic has affected, and is expected to continue to adversely affect, the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. Among other challenges, these countries are experiencing widespread increases in unemployment levels and falls in production, while public debt has increased significantly due to support and spending measures implemented by government authorities. In addition, there has been an increase in debt defaults by both companies and individuals, volatility in the financial markets, volatility in exchange rates and reductions in the value of assets and investments, all of which have adversely affected the Group’s results in the year ended 2020, and are expected to continue affecting the Group’s results in the future.

Furthermore, the Group may be affected by the measures or recommendations adopted by regulatory authorities in the banking sector, including but not limited to, the reductions in reference interest rates, the relaxation of prudential requirements, restrictions on the distribution of dividends, the adoption of moratorium measures for bank customers (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement (as defined below) to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments), the implementation of credit programs supported by public guarantees for corporates, SMEs and self-employed individuals, as well as changes in the financial asset purchase programs.

Since the outbreak of COVID-19, the Group has experienced a slowdown in its activity. For example, the granting of new loans to individuals significantly decreased during the state of emergency or periods of confinement decreed in certain countries in which the Group operates. In addition, the Group faces various risks, such as an increased risk of deterioration in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, a possible significant increase in non-performing loans and RWAs, a negative impact on the Group’s cost of financing and on its access to financing (especially in an environment where credit ratings are affected) and the deterioration of the Group’s capital ratios.

In addition, in several of the countries in which the Group operates, including Spain, the Group temporarily closed a significant number of its offices and reduced hours of working with the public, with teams that provide central services working remotely. These measures were partially reversed in some regions. However, due to the continued expansion of the COVID-19 pandemic, it is unclear how long it will take for normal operations to be fully resumed.

The COVID-19 pandemic could also adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the greater demand and/or reduced availability of certain resources could in some cases make it more difficult for the Group to maintain the required service levels. Furthermore, the increase in remote working has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

As a result of the above, the COVID-19 pandemic has had an adverse effect on the Group’s results and capital base. During the first half of the year the main accumulated impacts were the following:

a)        a deterioration in the portfolio of financial assets at amortized cost (mainly loans and advances to customers), mainly due to the deterioration of the macroeconomic environment, which had a negative impact of €2,009 million (including the initial adverse effect of moratoria) and provisions for credit risk and contingent commitments in an aggregate amount of €95 million (see Notes 7.2, 46 and 47 to our Consolidated Financial Statements); and

b)        a deterioration in the value of the goodwill of the Group’s subsidiary in the United States, mainly due to the deterioration of the macroeconomic scenario in the United States, which had a net negative impact of €2,084 million on the Group’s attributed profit (although this impact does not affect the tangible book value, nor the solvency or the liquidity of the Group) (see Notes 18.1 and 49 to our Consolidated Financial Statements).

From June 30, 2020 on, and as a consequence of the general economic deterioration in many countries and the pick up in activity in certain countries in the latter part of the year, we believe that the specific impact of COVID-19 cannot be easily isolated and we have therefore not quantified its impact for the year ended December 31, 2020. We expect the COVID-19 pandemic to continue adversely affecting the Group. Among other impacts, we expect non-performing loans and RWAs to increase once payment moratoria schemes adopted by governments are lifted.

For information on the impact of the COVID-19 pandemic on our capital, see “—Capital”.

Measures adopted in light of the COVID-19 pandemic

For summarized information on certain supervisory pronouncements to be taken into account in the implementation of the accounting and prudential frameworks applicable to financial institutions, see “—Pronouncements of regulatory bodies and supervisors regarding COVID-19” below. The Group has taken such pronouncements into consideration when preparing the Consolidated Financial Statements. For summarized information on certain relief measures adopted by the ECB regarding capital and liquidity requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements”.

In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, never before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35. On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribes prudent distributions to results of 2019 and 2020 but excludes distributions regarding 2021 until September 30, 2021, when the ECB will reevaluate the economic situation. BBVA intends to reinstate its dividend policy of the Group announced on February 1, 2017 once the recommendation ECB/2020/62 is repealed and there are no additional restrictions or limitations. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.

Since the beginning of the pandemic, the Group has offered payment deferrals to its customers in all the geographies in which it operates. These measures have been driven both by government-led initiatives (typically reflected in local laws and regulation) and non-legally-imposed initiatives (based on sectorial or individual schemes), aimed at mitigating the effects of COVID-19. Generally, the payment of principal and/or interest has been deferred without there being lease modifications in accordance with IFRS 16. See “Presentation of Financial Information—Changes in Accounting Policies—IFRS 16 –Leases – COVID-19 modifications”. Generally, these deferrals have been given for a period of less than one year. Deferrals have been granted to customers in all categories (retail, SMEs and wholesale). With respect to corporates, they are mainly in the Leisure, Real Estate and Automotive sectors. Except in the case of Mexico and Argentina (where the period for qualifying for payment deferrals has already ended), additional customers may qualify for these deferrals. The deadline for qualifying for payment deferrals in most regions ends in the first quarter of 2021, except in Turkey (May 2021), Colombia (July 2021) and in the United States (January 2022).

Set forth below is summarized information on certain economic measures that the governments of the main countries where the BBVA Group operates have taken to limit the effects of the COVID-19 pandemic, as well as on the measures adopted by the BBVA Group to support its customers pursuant to initiatives required or supported by the relevant governments.

Europe

In Europe, fiscal stimulus packages continue to be implemented by all the relevant European authorities, the European Union (EU) and member states, with the recovery fund (Next Generation EU) approved by the EU being the most relevant. Such fund would mean an initial endowment of €750,000 million and an additional endowment of €600,000 million until June 2021 (or until the ECB considers the crisis has been resolved) to support the recovery within the coming years through the promotion of investment and the development of structural reforms. As a consequence of the transfers expected to be made thereunder, member states most affected by the health crisis would avoid incurring higher debt and the plan is expected to result in a lower cost of funding for member states.

 In addition, on April 30, 2020, the ECB relaxed some of the terms and conditions of the TLTRO III facilities to support banks’ liquidity and, therefore, support the continued access of companies and households to bank credit. Entities whose eligible net credit investment exceeds 0% between March 1, 2020 and March 31, 2021 will pay an interest rate 0.5% lower than the average rate of their deposit facilities from June 24, 2020 to June 23, 2021, meaning that the interest rate applicable to the facilities arranged is -1%. Outside of this period, the average interest rate of the deposit facilities will be applied (currently -0.5%) provided that the financing objectives are met according to the conditions of the ECB. BBVA participated in the TLTRO III program windows in December 2019 and in March and June 2020 (with an amount drawn down at the end of December 2020 of €35,032 million) due to their favorable conditions in terms of cost and term, repaying in turn the corresponding part of the TLTRO II program.

In addition, a new program for long-term refinancing transactions without a specific emergency objective (PELTRO) was established.

Spain

In Spain, measures adopted in response to the COVID-19 pandemic include credit facilities for SMEs and self-employed workers and credit guaranteed by the Instituto de Crédito Oficial (“ICO”), upfront payment of pension payments and unemployment benefits, credit guaranteed by the ICO for rent payment, payment deferrals on insurance and credit cards, as well as grace periods on loans for the most affected population. Such measures have been covered mainly by Royal Decree Laws 8/2020 and 11/2020 (jointly, the “RDL”), as well as the agreement promoted by the Spanish Banking Association (“AEB”) to which BBVA has adhered (the “CECA-AEB agreement”).

The moratoria measures included in the RDL have been directed to the especially vulnerable groups indicated in the regulation. These measures consist of a three-month payment deferral of principal and interest. Additionally, once the term of such deferral has expired, customers have the possibility of joining the relevant sector agreement. By type of customer, they are aimed at individuals and individual or self-employed entrepreneurs, and by type of product, mortgage, personal and consumer loans.

The moratoria measures included in the CECA-AEB agreement to which BBVA has adhered allow loan debtors to extend maturities and defer interest payments. As originally drafted, these measures consisted of an up to 12-month payment deferral of principal in the case of mortgage loans and an up to six-month payment deferral of principal and interest in personal loans. Said agreement expired on September 29, 2020, but was extended (with certain changes) until March 30, 2021. In particular, the new conditions provide an up to nine-month payment deferral of principal in the case of mortgage loans (while the duration of the deferral for personal loans continued to be the same).

Additionally, the ICO has implemented several aid programs aimed at self-employed individuals, SMEs and entities, through which a public guarantee which covers between 60% and 80% of the principal amount of a loan is granted for a period of up to five years in respect of loans eligible under such programs. The amount of the guarantee and the term depend on the size of the company and the type of product. The ICO has also granted loans to individuals in an aggregate amount equivalent to up to six months of rent in loans to be repaid in up to six years.

The United States

In the United States, the Federal Reserve has cut interest rates to zero, launched a program of massive purchases of financial assets, created a number of credit facilities and revised its monetary policy strategy, suggesting greater tolerance for inflation in the future. In addition, the Paycheck Protection Program (“PPP”) and the business loan program established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which seek to provide economic assistance for workers, families and businesses, and preserve jobs were launched.

Measures adopted by the Group in the United States include affording flexibility in the repayment of loans for businesses and for consumer finance customers, and the removal of certain fees for individual customers. In addition, the Group participates in the PPP and other loan programs.

Mexico

In Mexico, the National Banking Commission of Securities (“CNBV”) published official letters P285 / 2020 of March 26, 2020 and P293 / 2020 of April 15, 2020, allowing the granting of capital and interest payment deferral for a period of four months, extendable for two additional months. These measures were relied on both by individuals and corporates, affecting mortgage loans, personal loans and consumer loans, including credit cards. During March and April 2020, BANXICO reduced the monetary policy rate and announced certain measures to promote the orderly behavior of the financial markets, strengthen credit granting channels and provide liquidity for the development of the financial system. It also announced a reduction in the Monetary Regulation Deposit, the instrument through which the Central Bank balances its long-term liquidity, and the start of auctions of U.S. dollars with credit institutions in which BBVA Mexico participated since April, in the aggregate amount of $1,250 million, and partially renewed that position from June to September for $700 million.

Measures adopted by the Group in Mexico include a repayment deferral on various credit products, a fixed payment plan to reduce monthly credit card charges, the suspension of point of sale fees to support retailers with lower turnover and certain plans to support large corporate customers.

Turkey

Due to the COVID-19 outbreak, the Turkish government has announced a program of fiscal measures (Economic Stability Shield) to offset the effects of the pandemic by allowing banks to defer payments for three months, extendable for three additional months, which was accompanied by several communications from the BRSA. These support measures are granted to both individuals and companies. Additionally, public support programs have been implemented, through which a public guarantee which covers up to 80% of the principal amount of a loan eligible thereunder is granted for a period of one year.

The Central Bank has decreased the average financing rate, tightened its monetary policy and increased the reserve requirement rates, in addition to taking measures to provide liquidity with long term instruments and discount rates.

Measures adopted by the Group in Turkey include a deferral of certain loan repayments and penalty-free interest and principal payments.

For information on additional measures adopted in Turkey, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey”.

South America

In South America, various central banks and governments have implemented measures to stimulate economic activity and provide greater liquidity in financial systems.

In Colombia, the binding legislation for moratoria was approved by the Financial Superintendency, through Circulars 07/2020 and 14/2020, as well as Resolution No. 385. The moratoria consist of the payment deferral of principal and interest payments for up to six months. The deadline to apply for them has been extended until July 2021.

 In Peru, a fiscal package has been implemented to alleviate the negative impacts of COVID-19 on households and businesses. The measures were approved through various official letters issued by the Superintendency of Banking and Insurance, allowing the deferral of principal and interest payments initially up to six months and then extended to up to 12, mainly to individuals, self-employed entrepreneurs and SMEs. Additionally, there have been public support programs such as Reactiva, Crecer or FAE aimed at companies and micro-companies.

 In Argentina, the repeated implementation of quarantine restrictions has been accompanied by government fiscal support measures targeting certain sectors and regions. Exchange-rate restrictions have been adopted in order to halt the fall in reserves. Further, moratorium measures have been mainly reflected on state legislation, such as Royal Decree 544/2020 or Decree 319/202, as well as various Central Bank regulations. Aimed at a broad group of clients, they facilitate the deferral of capital and interest for up to three months. Public support programs have also been adopted in Argentina. Such programs offer public guarantees of up to 100% of the principal amount of eligible loans to micro-SMEs or self-employed entrepreneurs and up to 25% with respect to loans to other companies for up to one year.

Pronouncements of regulatory bodies and supervisors regarding COVID-19

With the aim of mitigating the impact of COVID-19, various European and international bodies have made pronouncements to be taken into account  in the implementation of the accounting and prudential frameworks applicable to financial institutions. In particular, the ECB and/or the EBA, as the case may be, have adopted the following relief measures regarding asset quality deterioration and non-performing loans: (i) with respect to loans affected by legally imposed payment moratoria related to the COVID-19 pandemic, it has afforded flexibility to the unlikely-to-pay classification of such loans in regard to timing and scope of the assessment, taking into account all available support measures, and (ii) with respect to COVID-19 related financing with public guarantees, it has provided flexibility regarding the classification of obligors as unlikely to pay, and will give public-guaranteed loans a preferential treatment in terms of their minimum coverage expectation. Furthermore, Regulation (EU) 2020/873 of the European Parliament and of the Council of June 24, amending the CRR, as regards certain adjustments in response to the COVID-19 pandemic (the “CRR Quick Fix”) , contains a number of adjustments to the CRR to facilitate lending by banks as a response to the COVID-19 crisis. The adjustments also reflect recent statements of the Basel Committee on Banking Supervision addressing the challenges of the pandemic. These adjustments include extending for two years the transition period for arrangements related to the implementation of IFRS 9; bringing forward the introduction of some capital relief measures for banks under CRR2, including the preferential treatment of certain loans backed by pensions or salaries and of certain exposures to SMEs and infrastructure; and changing the minimum amount of capital that banks are required to hold for non-performing loans under the prudential backstop.

On December 2, 2020, recognizing the exceptional circumstances of the second wave of COVID-19, the EBA expanded the period for applying the beneficial regulatory treatment for moratoria until March 31, 2021, updating the guidelines on legally-imposed and non-legally-imposed moratoria on loan repayments, including additional safeguards against the risk of an excessive increase in unrecognized losses on banks’ balance sheets.

The Group has taken the pronouncements referred to above into consideration when preparing its Consolidated Financial Statements. See Note 1.5 to our Consolidated Financial Statements for additional information.

Agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in Spain including a long-term exclusive distribution agreement for the sale of non-life insurance products, excluding the health insurance business, through BBVA’s branch network in Spain.

On December 14, 2020, after obtaining the relevant regulatory approvals from the competent authorities, BBVA Seguros transferred to Allianz, Compañía de Seguros y Reaseguros, S.A., 50% of the share capital plus one share in BBVA Seguros Generales. BBVA Seguros received a cash payment of €274 million. Prior to that, BBVA transferred its non-life insurance business in Spain, excluding the health insurance business, to BBVA Seguros Generales.

Allianz, Compañía de Seguros y Reaseguros, S.A. may need to make an additional payment to BBVA of up to €100 million if certain business goals and milestones are met. This transaction has resulted in a profit net of taxes of approximately €304 million and has increased the Group’s CET1 (fully loaded) ratio by 7 basis points.

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduced a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions to the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA applied both exceptions.

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

At the adoption date, the Group decided to apply the modified retrospective approach which required the recognition of lease liabilities in an amount equal to the present value of any future payments committed under the Group’s leases as of such date. Regarding the measurement of its right-of-use assets, the Group elected to record an amount equal to the lease liabilities, adjusted for the amount of any advance or accrued lease payment related to the Group’s leases recognized in the consolidated financial statements immediately before the adoption date.

As of January 1, 2019, the Group recognized right-of-use assets and lease liabilities for an amount of €3,419 million and €3,472 million, respectively. The impact in terms of the CET1 of the Group amounted to -11 basis points.

As allowed by IFRS 16, consolidated financial information as of December 31, 2018 and for the year then ended has not been restated retrospectively in this regard.

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

Transfer of real estate business and sale of stake in Divarian

On October 10, 2018, after obtaining the required authorizations, BBVA completed the transfer of the Business (except for part of the agreed REOs which were contributed in several subsequent transfers, being the last one in May 2020) to Divarian and the sale of an 80% stake in Divarian to Promontoria. Prior to its contribution to Divarian, the Business was part of our former Non-Core Real Estate segment (which was subsequently integrated into our Spain operating segment). Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian, which is accounted for under the Corporate Center. For additional information on the Cerberus Transaction, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018”.

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

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

BBVA Research estimates that the world’s GDP contracted severely in 2020 due to the effects of the COVID-19 pandemic. Global growth is expected to go back to positive in 2021, but the recovery is expected to be gradual and heterogeneous across countries. Supply, demand and financial factors caused an unprecedented drop in GDP in the first half of the year. Supported by decisive measures on fiscal and monetary policy, as well as tighter control of the spread of the virus, global growth rebounded more significantly than expected in the third quarter, before moderating in the fourth quarter, when the number of infections rose again in many regions, mainly in the United States and Europe. The negative evolution of the pandemic is expected to adversely affect activity in the short term and that new fiscal and monetary stimuli as well as the inoculation of vaccines will support the recovery from the middle of the year.

Uncertainty remains high despite the improvement in prospects created by vaccines. Slow vaccination rates, new strains of the coronavirus as well as stress generated by high public and private debt could, for example, pave the way for more negative scenarios. But more positive scenarios, either due to a sharper rebound in confidence following the inoculation of the vaccines or stimulated by further monetary and fiscal policies (especially in the United States) should not be ruled out.

In Spain, according to BBVA Research estimates, GDP contracted by an estimated 11.0% in 2020 and could grow by around 5.5% in 2021 and 7.0% in 2022. The performance of the economy improved during the third quarter of 2020, but it slowed down in the fourth quarter of 2020, as the impact of public policies on domestic demand showed symptoms of exhaustion. Both private consumption and investment -public and private-, are expected to benefit from the vaccination campaign, the expansive fiscal policy and favorable financing conditions. The vaccination campaign is expected to boost activity as it would reduce health uncertainty and relax restrictions on the mobility and the permit the re-opening of service sector businesses. Funds associated with the European Recovery Plan (Next generation EU or “NGEU”) are expected to have an increasing effect over time. Estimates of the impact of these funds on the economy continue to point to a significant effect this year and the next two years.

Meanwhile, at a European level, fiscal packages have been enacted by all relevant European authorities, the EU and member states. The European Commission has approved the NGEU plan, a €750 billion temporary recovery instrument (5.4% EU GDP). Its centerpiece, the Recovery and Resilience Facility has been launched to support reforms and investments undertaken by EU countries, and includes €390 billion in grants to be released until 2023, and €360 billion in loans which are expected to be in place until 2026. According to the European Commission estimates, NGEU could lift GDP growth by 1.5%-2% by 2024. Moreover, the ECB has extended the Pandemic Emergency Purchase Programme (PEPP) to up to €1,850 billion, while purchases have been extended until March 2022, and the terms of liquidity operations TLTROs III have also been relaxed. After a quarterly GDP rebound of 12.5% in the third quarter of 2020 in the Eurozone, the resurgence of COVID-19 infections since the autumn and the accompanying tighter social restrictions started to take their toll again on activity in the fourth quarter of 2020 and they are expected to extend into the first half of 2021. However, unlike the first COVID-19 wave, the new lockdown measures are more limited and both the manufacturing sector and exports seem to be more resilient due also to the recovery in global demand, especially from China, and some positive effects due to higher inventories related to the end of the Brexit transition period. This could partly offset the sharp fall in activity in social consumption sectors and services. BBVA Research expects the world’s GDP to have fallen around -2.6% quarter-on-quarter in the fourth quarter of 2020, resulting in an estimated annual GDP fall of -7.3% in 2020. Weaker momentum in the first half of 2021 is expected to result in a slow recovery in 2021 (4.1%), although the roll out of the vaccines and the EU’s fiscal program is expected to underpin growth as from the second half of 2021 and in 2022 (4.4%).

After a rebound in growth during the third quarter of 2020, the Mexican economy moderated its recovery in the fourth quarter of 2020, due in part to the announcement of new restrictions on mobility at the end of the year. The economy contracted by 8.5% in 2020 and BBVA Research expects it to grow by 3.2% in 2021. The lack of fiscal stimulus in Mexico could make the recovery particularly slow. Regarding the vaccine, Mexico has purchased doses from different suppliers, which could boost the opening of economic activities, although the distribution of these vaccines and the speed of the vaccination process represent an important challenge that will need to be addressed throughout the year. Inflation is expected to remain within the target range of BANXICO and BBVA Research expects that BANXICO will continue the cycle of lowering the monetary policy rate and that it will lower it from the current 4.25% to 3.5% by May 2021.

In Turkey, BBVA Research estimates GDP grew by 1% in 2020, and expects that GDP will increase by 5.5% in 2021 and 4.5% in 2022. GDP growth in the third quarter of 2020 was better than estimated, with the services sector, which is very sensitive to the COVID-19 crisis, contributing positively while other main sub sectors also showing a strong rebound.

In the United States, GDP contracted by 3.5% in 2020. Although the spread of COVID-19 may adversely affect the beginning of 2021, BBVA Research expects that the progressive vaccination of the population as well as highly expansionary fiscal and monetary policies will increasingly support economic activity. BBVA Research expects GDP to expand 3.6% in 2021 and 2.4% in 2022, after having contracted around 3.6% in 2020. The new administration is expected to adopt further fiscal stimulus measures.

In Argentina, the third quarter of 2020 GDP was better than expected, driven by the decrease in mobility restrictions. Overall, BBVA Research estimates that GDP contracted by -11.0% in 2020 and it expects Argentina to grow by 6.0% in 2021. Growth in 2021 will depend on the rebound of the economy but GDP levels are expected to remain below those of 2019. At the end of 2020, some fiscal measures were implemented to reduce the fiscal deficit, so that the primary deficit is estimated to have closed the year at around 6.5% of GDP, significantly below what was expected. It is expected that an agreement will be reached with the IMF by the second quarter. The vaccination process has already begun.

In Colombia, BBVA Research estimates a GDP contraction of 7.2% in 2020 and a partial recovery of 4.8% in 2021. Growth dynamics this year are expected to be led by housing construction, one of the pillars of the government’s recovery policies. On the other hand, the recovery is expected to be limited by the effect of new mobility restrictions adopted in light of the COVID-19 outbreaks (which, however, are expected to have less effect than those adopted during 2020) and the effect of a potential tax reform that would imply higher VAT. Going forward, growth risks are expected to be mainly related to the new wave of infections that could lead authorities to impose new mobility restrictions as well as delays in the vaccination process.

 Peru’s GDP in the fourth quarter of 2020 was better than expected, with a contraction close to 3.3%. BBVA Research estimates that in 2020 GDP contracted by 11.5%. In 2021 it expects growth to be 10%. The elections scheduled for April may lead to political uncertainty for at least the first part of the year. The risks ahead are related to an eventual outbreak of the virus and to governance in the face of a fragmented congress.

BBVA Group results of operations for 2020 compared to 2019

The table below shows the Group’s consolidated income statements for 2020 and 2019.

As a consequence of the proposed USA Sale, the profit (loss) of companies falling within the scope of this transaction was recognized under “Profit / (loss) from discontinued operations, net” in the consolidated income statement for the year ended December 31, 2020. The Group’s consolidated income statement for 2019 has been restated for comparative purposes. See “Presentation of Financial Information” for additional information.

	Year Ended December 31,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Interest and other income	22,389	27,762	(19.4)
Interest expense	(7,797)	(11,972)	(34.9)
Net interest income	14,592	15,789	(7.6)
Dividend income	137	153	(10.1)
Share of profit or loss of entities accounted for using the equity method	(39)	(42)	(6.9)
Fee and commission income	5,980	6,786	(11.9)
Fee and commission expense	(1,857)	(2,284)	(18.7)
Net gains (losses) on financial assets and liabilities (1)	1,187	705	68.4
Exchange differences, net	359	581	(38.2)
Other operating income	492	639	(23.0)
Other operating expense	(1,662)	(1,943)	(14.4)
Income on insurance and reinsurance contracts	2,497	2,890	(13.6)
Expense on insurance and reinsurance contracts	(1,520)	(1,751)	(13.2)
Gross income	20,166	21,522	(6.3)
Administration costs	(7,799)	(8,769)	(11.1)
Personnel expense	(4,695)	(5,351)	(12.3)
Other administrative expense	(3,105)	(3,418)	(9.2)
Depreciation and amortization	(1,288)	(1,386)	(7.0)
Net margin before provisions (2)	11,079	11,368	(2.5)
Provisions or reversal of provisions and other results	(746)	(614)	21.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,179)	(3,552)	45.8
Impairment or reversal of impairment on non-financial assets	(153)	(128)	19.2
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	(197)	(50)	293.0
Negative goodwill recognized in profit or loss	-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	444	23	n.m. (3)
Operating profit/(loss) before tax	5,248	7,046	(25.5)
Tax expense or income related to profit or loss from continuing operations	(1,459)	(1,943)	(24.9)
Profit /(loss) from continuing operations	3,789	5,103	(25.8)
Profit /(loss) from discontinued operations, net	(1,729)	(758)	128.1
Profit /(loss)	2,060	4,345	(52.6)
Profit /(loss) attributable to parent company	1,305	3,512	(62.9)
Profit /(loss) attributable to non-controlling interests	756	833	(9.3)

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

(3)   Not meaningful.

The changes in our consolidated income statements for the years ended December 31, 2020 and 2019 were as follows:

Net interest income

The following table summarizes net interest income for the years ended December 31, 2020 and 2019.

	Year Ended December 31,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Interest and other income	22,389	27,762	(19.4)
Interest expense	(7,797)	(11,972)	(34.9)
Net interest income	14,592	15,789	(7.6)

Net interest income for the year ended December 31, 2020 amounted to €14,592 million, a 7.6% decrease compared with the €15,789 million recorded for the year ended December 31, 2019, as interest and other income declined by 19.4% due mainly to the decrease in volumes and yields (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”), combined with a decrease in interest expense of 34.9%, mainly driven by lower funding costs. By region, the decline in net interest income was mainly as a result of the decreases in net interest income in Mexico and South America (as described below). At constant exchange rates, net interest income increased by 4.8%. The following factors, set out by region, were the main contributors to the 7.6% decrease in net interest income:

•          Mexico: there was a 12.8% decrease mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in the interest reference rate by 300 basis points during 2020 in response to the COVID-19 pandemic crisis. At constant exchange rates, there was a 0.7% decrease.

•          South America: there was a 15.5% decrease mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At constant exchange rates, there was a 0.9% increase.

•          Turkey: there was a 1.1% decrease mainly as a result of the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 25.2% increase in net interest income, mainly as a result of higher customer spreads in Turkish lira-denominated loans and higher loan volumes.

•          Spain: there was a 0.4% decrease mainly as a result of the lower interest rates.

Dividend income

Dividend income for the year ended December 31, 2020 amounted to €137 million, a 10.1% decrease compared with the €153 million recorded for the year ended December 31, 2019 mainly as a result of the restriction imposed by the Central Bank of the Argentine Republic (BCRA) to private banks on the distribution of profits to shareholders until June 30, 2021, with the goal of preserving available liquidity for the granting of loans to customers, and, to a lesser extent, the depreciation of the currencies of the main countries where the Group operates against the euro.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2020 amounted to a €39 million loss, compared with the €42 million loss recorded for the year ended December 31, 2019.

Fee and commission income

The table below provides a breakdown of fee and commission income for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Bills receivables	27	39	(30.8)
Demand accounts	322	301	7.0
Credit and debit cards and TPVs	2,089	2,862	(27.0)
Checks	136	198	(31.3)
Transfers and other payment orders	555	623	(10.9)
Insurance product commissions	159	158	0.6
Loan commitments given	185	187	(1.1)
Other commitments and financial guarantees given	349	377	(7.4)
Asset management	1,100	1,026	7.2
Securities fees	367	294	24.8
Custody securities	135	123	10.0
Other fees and commissions	556	599	(7.2)
Fee and commission income	5,980	6,786	(11.9)

Fee and commission income decreased by 11.9% to €5,980 million for the year ended December 31, 2020 from the €6,786 million recorded for the year ended December 31, 2019, primarily due to the depreciation of the currencies of the main countries where the BBVA Group operates and the lower volume of transactions as a result of the COVID-19 pandemic, especially in Mexico, particularly involving credit cards, and the temporary elimination or reduction of fees in certain regions, such as point of sale fees in Mexico and Turkey in order to support retailers with lower turnover, partially offset by the increase in fee and commission income from asset management activities in Spain.

Fee and commission expense

The breakdown of fee and commission expense for the years ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Demand accounts	5	6	(16.7)
Credit and debit cards	1,130	1,566	(27.8)
Transfers and other payment orders	97	81	19.8
Commissions for selling insurance	54	54	0.0
Custody securities	52	30	73.3
Other fees and commissions	519	548	(5.3)
Fee and commission expense	1,857	2,284	(18.7)

Fee and commission expense decreased by 18.7% to €1,857 million for the year ended December 31, 2020 from the €2,284 million recorded for the year ended December 31, 2019, primarily due to the depreciation of the currencies of the main countries where the BBVA Group operates and the lower volume of transactions as a result of the COVID-19 pandemic, particularly involving credit cards, and the temporary elimination or reduction of fees in certain regions.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities increased by 68.4% to €1,187 million for the year ended December 31, 2020 compared to the net gain of €705 million recorded for the year ended December 31, 2019, mainly due to increased sales in the Global Markets unit in Mexico and securities’ sales within the ALCO portfolio in Mexico, partially offset by decreased sales in the Global Markets unit in Spain and the depreciation of the currencies of the main countries where the BBVA Group operates against the euro.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139	186	(25.0)
Financial assets at fair value through other comprehensive income	114	142	(20.2)
Financial assets at amortized cost	106	44	138.6
Other financial assets and liabilities	(81)	(1)	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	777	419	85.2
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208	143	45.6
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56	(98)	n.m. (1)
Gains (losses) from hedge accounting, net	7	55	(87.4)
Net gains (losses) on financial assets and liabilities	1,187	705	68.4

(1)   Not meaningful.

Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased 25.0% to €139 million in the year ended December 31, 2020 from €186 million in the year ended December 31, 2019 mainly due to decreased sales in the Global Markets unit in Spain.

Gains on financial assets and liabilities held for trading increased by 85.2%, to €777 million in the year ended December 31, 2020 from €419 million in the year ended December 31, 2019, mainly as a result of higher sales in the Global Markets unit in Mexico and securities’ sales within the ALCO portfolio in Mexico.

Gains on non-trading financial assets mandatorily at fair value through profit or loss increased by 45.6% to €208 million in the year ended December 31, 2020 from €143 million in the year ended December 31, 2019, primarily due to the positive evolution of a particular customer portfolio in Turkey and the positive impact of changes in exchange rates on certain foreign currency positions.

Exchange differences, net

Exchange differences decreased to a €359 million gain for the year ended December 31, 2020 from a €581 million gain for the year ended December 31, 2019 mainly as a result of the depreciation of the currencies of the main countries where the Group operates against the euro.

Other operating income and expense, net

Other operating income for the year ended December 31, 2020 decreased by 23.0% to €492 million compared with the €639 million recorded for the year ended December 31, 2019, mainly as a result of the lower adjustment for hyperinflation in Argentina, the lower dividend income from investees accounted for under the equity method and the depreciation of the currencies of the main countries where the Group operates against the euro.

Other operating expense for the year ended December 31, 2020 amounted to €1,662 million, a 14.4% decrease compared with the €1,943 million recorded for the year ended December 31, 2019, mainly driven by the lower adjustment for hyperinflation in Argentina and the depreciation of the currencies of the main countries where the BBVA Group operates, offset in part by the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2020 was €2,497 million, a 13.6% decrease compared with the €2,890 million of income recorded for the for the year ended December 31, 2019, mainly due to the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the currencies of the main countries where the BBVA Group operates against the euro.

Expense on insurance and reinsurance contracts for the year ended December 31, 2020 was €1,520 million, a 13.2% decrease compared with the €1,751 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the currencies of the main countries where the BBVA Group operates against the euro.

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2020 amounted to €7,799 million, an 11.1% decrease compared with the €8,769 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates against the euro and lower costs driven by efficiency plans, in particular in Spain.

The table below provides a breakdown of personnel expense for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Wages and salaries	3,610	4,103	(12.0)
Social security costs	671	725	(7.5)
Defined contribution plan expense	72	95	(23.7)
Defined benefit plan expense	49	49	(1.4)
Other personnel expense	293	379	(22.7)
Personnel expense	4,695	5,351	(12.3)

The table below provides a breakdown of other administrative expense for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,088	1,060	2.6
Communications	172	181	(4.7)
Advertising	186	250	(25.5)
Property, fixtures and materials	404	477	(15.4)
Taxes other than income tax	344	378	(8.9)
Surveillance and cash courier services	161	188	(14.2)
Other expense	749	885	(15.4)
Other administrative expense	3,105	3,418	(9.2)

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €1,288 million, a 7.0% decrease compared with the €1,386 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates against the euro.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results for the year ended December 31, 2020 amounted to an expense of €746 million, a 21.6% increase compared with the €614 million expense recorded for the year ended December 31, 2019, mainly as a result of higher provisions for various purposes, including mainly contingent risks in Spain, Mexico and South America, offset in part by the depreciation of the currencies of the main countries where the BBVA Group operates against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2020 was an expense of €5,179 million, a 45.8% increase compared with the €3,552 million expense recorded for the year ended December 31, 2019, mainly due to the deterioration of macroeconomic conditions due to the negative effects of COVID-19 especially during the first half of 2020, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers) in the main countries where the Group operates. The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its retail, SMEs and wholesale customers amounting to €33,828 million as of December 31, 2020 (see Note 7.2 to the Consolidated Financial Statements), and the depreciation of the currencies of the main countries where the BBVA Group operates against the euro.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	19	82	(77.1)
Financial assets at amortized cost	5,160	3,470	48.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	5,179	3,552	45.8

Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2020 amounted to an expense of €153 million, compared with the €128 million expense recorded for the year ended December 31, 2019, mainly as a result of the impairment on tangible assets, mostly real estate assets of own use.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates

Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2020 amounted to a €197 million loss compared with the €50 million loss recorded for the year ended December 31, 2019.

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2020 was €444 million, compared with the €23 million recorded for the year ended December 31, 2019, mainly due to the sale to Allianz, Compañía de Seguros y Reaseguros, S.A. of 50% of the share capital plus one share in BBVA Allianz Seguros y Reaseguros, S.A. in the fourth quarter of 2020. See “― Factors Affecting the Comparability of our Results of Operations and Financial Condition―Alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.” and Note 3 to our Consolidated Financial Statements.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2020 amounted to €5,248 million, a 25.5% decrease compared with the €7,046 million operating profit before tax recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2020 amounted to €1,459 million, a 24.9% decrease compared with the €1,943 million expense recorded for the year ended December 31, 2019, mainly due to the decrease in operating profit before tax. Tax expense amounted to 27.8% of operating profit before tax for the year ended December 31, 2020 and 27.6% for the year ended December 31, 2019.

Profit / (loss) from discontinued operations, net

Loss from discontinued operations for the year ended December 31, 2020 amounted to €1,729 million compared with the €758 million recorded for the year ended December 31, 2019, due to the year-on-year increase in the loss recognized by the Group from the companies held for sale in the United States. Such increase was mainly the result of the goodwill impairment losses recognized in the United States CGU, which are recorded in this line item in light of the pending sale of such business.

See “Presentation of Financial Information―Agreement for the sale of BBVA USA Bancshares, Inc.”, “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”  and Note 21 to our Consolidated Financial Statements.

Profit / (loss)

As a result of the foregoing, profit for the year ended December 31, 2020 amounted to €2,060 million, a 52.6% decrease compared with the €4,345 million recorded for the year ended December 31, 2019.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2020 amounted to €1,305 million, a 62.9% decrease compared with the €3,512 million recorded for the year ended December 31, 2019.

Profit / (loss) attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2020 amounted to €756 million, a 9.3% decrease compared with the €833 million profit attributable to non-controlling interests recorded for the year ended December 31, 2019.

BBVA Group results of operations for 2019 compared to 2018

The table below shows the Group’s consolidated income statements for 2019 and 2018. These consolidated income statements have been restated for comparative purposes, including to reflect the impact of the proposed USA Sale. See “Presentation of Financial Information”.

	Year Ended December 31,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and other income	27,762	26,954	3.0
Interest expense	(11,972)	(11,669)	2.6
Net interest income	15,789	15,285	3.3
Dividend income	153	145	5.7
Share of profit or loss of entities accounted for using the equity method	(42)	(7)	n.m. (3)
Fee and commission income	6,786	6,462	5.0
Fee and commission expense	(2,284)	(2,059)	10.9
Net gains (losses) on financial assets and liabilities (1)	705	1,136	(37.9)
Exchange differences, net	581	13	n.m. (3)
Other operating income	639	929	(31.2)
Other operating expense	(1,943)	(2,021)	(3.9)
Income on insurance and reinsurance contracts	2,890	2,949	(2.0)
Expense on insurance and reinsurance contracts	(1,751)	(1,894)	(7.5)
Gross income	21,522	20,936	2.8
Administration costs	(8,769)	(9,020)	(2.8)
Personnel expense	(5,351)	(5,205)	2.8
Other administrative expense	(3,418)	(3,816)	(10.4)
Depreciation and amortization	(1,386)	(1,034)	34.0
Net margin before provisions (2)	11,368	10,883	4.5
Provisions or reversal of provisions and other results	(614)	(395)	55.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,552)	(3,681)	(3.5)
Impairment or reversal of impairment on non-financial assets	(128)	(137)	(6.2)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	(50)	80	n.m. (3)
Negative goodwill recognized in profit or loss	-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	23	815	(97.2)
Operating profit/(loss) before tax	7,046	7,565	(6.9)
Tax expense or income related to profit or loss from continuing operations	(1,943)	(2,042)	(4.9)
Profit from continuing operations	5,103	5,523	(7.6)
Profit (loss) from discontinued operations, net	(758)	704	n.m. (3)
Profit	4,345	6,227	(30.2)
Profit attributable to parent company	3,512	5,400	(35.0)
Profit attributable to non-controlling interests	833	827	0.8

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

(3)   Not meaningful.

The changes in our consolidated income statements for the years ended December 31, 2019 and 2018 were as follows:

Net interest income

The following table summarizes net interest income for the years ended December 31, 2019 and 2018.

	Year Ended December 31,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and other income	27,762	26,954	3.0
Interest expense	(11,972)	(11,669)	2.6
Net interest income	15,789	15,285	3.3

Net interest income for the year ended December 31, 2019 amounted to €15,789 million, a 3.3% increase compared with the €15,285 million recorded for the year ended December 31, 2018, mainly as a result of the increases in net interest income in Mexico and, to a lesser extent, South America (as described below). At constant exchange rates, net interest income increased by 4.1%. The following factors, set out by region, were the main contributors to the 3.3% increase in net interest income:

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

Dividend income

Dividend income for the year ended December 31, 2019 amounted to €153 million, a 5.7% increase compared with the €145 million recorded for the year ended December 31, 2018.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2019 amounted to a €42 million loss, compared with the €7 million loss recorded for the year ended December 31, 2018.

Fee and commission income

The table below provides a breakdown of fee and commission income for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Bills receivables	39	39	-
Demand accounts	301	249	20.9
Credit and debit cards and TPVs	2,862	2,690	6.4
Checks	198	188	5.3
Transfers and other payment orders	623	595	4.7
Insurance product commissions	158	169	(6.5)
Loan commitments given	187	183	2.2
Other commitments and financial guarantees given	377	374	0.8
Asset management	1,026	986	4.1
Securities fees	294	301	(2.3)
Custody securities	123	123	-
Other fees and commissions	599	564	6.2
Fee and commission income	6,786	6,462	5.0

Fee and commission income increased by 5.0% to €6,786 million for the year ended December 31, 2019 from the €6,462 million recorded for the year ended December 31, 2018, primarily due to the increase in commissions relating to the use of credit and debit cards, as a result of the increased level of transactions (mainly in Mexico), the appreciation of the currencies of some of the main countries where the Group operates against the euro and, to a lesser extent, the increase in the number of corporate banking transactions and the positive performance of asset management activities in Spain.

Fee and commission expense

The breakdown of fee and commission expense for the years ended December 31, 2019 and 2018 is as follows:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Demand accounts	6	11	(45.5)
Credit and debit cards	1,566	1,403	11.6
Transfers and other payment orders	81	36	125.0
Commissions for selling insurance	54	48	12.5
Custody securities	30	29	3.4
Other fees and commissions	548	531	3.2
Fee and commission expense	2,284	2,059	10.9

Fee and commission expense increased by 10.9% to €2,284 million for the year ended December 31, 2019 from the €2,059 million recorded for the year ended December 31, 2018, mainly due to the increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of credit and debit cards, particularly in Mexico and Turkey, and the appreciation of the currencies of some of the main countries where BBVA operates against the euro.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities decreased by 37.9% to €705 million for the year ended December 31, 2019 compared to the net gain of €1,136 million recorded for the year ended December 31, 2018, mainly due to the weaker performance in Spain, due mainly to uneven market conditions, lower portfolio sales in 2019, and the depreciation of the Turkish lira.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	186	191	(3.0)
Financial assets at fair value through other comprehensive income	142	153	(6.7)
Financial assets at amortized cost	44	37	21.9
Other financial assets and liabilities	(1)	2	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	419	640	(34.5)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	143	96	49.4
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(98)	139	n.m. (1)
Gains (losses) from hedge accounting, net	55	69	(20.2)
Net gains (losses) on financial assets and liabilities	705	1,136	(37.9)

(1)   Not meaningful.

Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased to €186 million in the year ended December 31, 2019 from €191 million in the year ended December 31, 2018.

Gains on financial assets and liabilities held for trading decreased by 34.5%, to €419 million in the year ended December 31, 2019 from €640 million in the year ended December 31, 2018, mainly as a result of the decrease in the volume of U.S. Treasury securities and the depreciation of the Turkish lira, as well as the decrease in gains associated with derivatives and interest-bearing securities in Spain.

Gains on non-trading financial assets mandatorily at fair value through profit or loss increased to €143 million in the year ended December 31, 2019 from €96 million in the year ended December 31, 2018, primarily due to increased foreign-currency transactions and the valuation and sale of the stake in Prisma Medios de Pago, S.A. in Argentina.

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss amounted to a €98 million loss in the year ended December 31, 2019 compared to the €139 million gain recorded in the year ended December 31, 2018.

Exchange differences, net

Exchange differences increased to a €581 million gain for the year ended December 31, 2019 from a €13 million gain for the year ended December 31, 2018 mainly as a result of the appreciation of the currencies of some of the main countries where BBVA operates against the euro (in average terms).

Other operating income and expense, net

Other operating income for the year ended December 31, 2019 decreased by 31.2% to €639 million compared with the €929 million recorded for the year ended December 31, 2018, mainly as a result of lower income from real estate related services in Spain following the various dispositions of real estate related assets completed (see “—Results of Operations by Operating Segment— Results of Operations by Operating Segment for 2019 Compared with 2018—Spain”) and, to a lesser extent, decreased dividends from Telefónica, S.A.

Other operating expense for the year ended December 31, 2019 amounted to €1,943 million, a 3.9% decrease compared with the €2,021 million recorded for the year ended December 31, 2018, mainly as a result of lower expense from real estate related services in Spain and the impact of the hyperinflation adjustment in Argentina.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2019 was €2,890 million, a 2.0% decrease compared with the €2,949 million of income recorded for the year ended December 31, 2018.

Expense on insurance and reinsurance contracts for the year ended December 31, 2019 was €1,751 million, a 7.5% decrease compared with the €1,894 million expense recorded for the year ended December 31, 2018, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the Argentine peso against the euro.

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2019 amounted to €8,769 million, a 2.8% decrease compared with the €9,020 million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense due to the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”, partially offset by increases in wages and salaries and increased technology costs.

The table below provides a breakdown of personnel expense for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,103	4,031	1.8
Social security costs	725	670	8.2
Defined contribution plan expense	95	72	31.0
Defined benefit plan expense	49	58	(15.2)
Other personnel expense	379	373	1.5
Personnel expense	5,351	5,205	2.8

The table below provides a breakdown of other administrative expense for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,060	1,000	6.0
Communications	181	193	(6.2)
Advertising	250	265	(5.7)
Property, fixtures and materials	477	865	(44.9)
Taxes other than income tax	378	395	(4.3)
Surveillance and cash courier services	188	177	6.2
Other expense	885	921	(3.9)
Other administrative expense	3,418	3,816	(10.4)

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €1,386 million, a 34.0% increase compared with the €1,034 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets” (within “Depreciation and amortization”).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results for the year ended December 31, 2019 amounted to an expense of €614 million, a 55.4% increase compared with the €395 million expense recorded for the year ended December 31, 2018, mainly as a result of increased provisions for commitments and guarantees given in Turkey and Spain, the increase in provisions for various purposes, particularly in Argentina, and the higher pension and pre-early retirement provisions in Spain, partially offset by lower real estate-related costs and the reversal of provisions in Spain.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2019 was an expense of €3,552 million, a 3.5% increase compared with the €3,681 million expense recorded for the year ended December 31, 2018, mainly due to the increase in allowances for loan losses driven by the contagion rules for retail exposures (‘pulling effect’) and macroeconomic deterioration, especially in Mexico and South America. In addition, there was credit quality deterioration in Argentina and Peru (which more than offset the impact of the depreciation of the Argentine peso).

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	82	1	n.m.(1)
Financial assets at amortized cost	3,470	3,680	(5.7)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3,552	3,681	(3.5)

(1)   Not meaningful.

Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2019 amounted to an expense of €128 million, compared with the €137 million expense recorded for the year ended December 31, 2018.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates

Gains (losses) on derecognition of non-financial assets and subsidiaries net and Impairment or reversal of impairment of investments in joint ventures and associates, for the year ended December 31, 2019 amounted to a €50 million loss compared with the €80 million gain recorded for the year ended December 31, 2018. Capital gains in the year ended December 31, 2018 related mainly to the sale of portfolios in the Mexico and Spain segments.

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2019 was €23 million, compared with the €815 million recorded for the year ended December 31, 2018, mainly due to the result of the sale of BBVA Chile and the Cerberus Transaction recognized in 2018.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2019 amounted to €7,046 million, a 6.9% decrease compared with the €7,565 million operating profit before tax recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the year ended December 31, 2019 amounted to €1,943 million, a 4.9% decrease compared with the €2,042 million expense recorded for the year ended December 31, 2018, mainly due to the decrease in operating profit before tax. The year-on-year variation was also affected by the higher dividends and capital gains exempt from taxation in 2018 (which included those recognized in the 2017 tax declaration presented in July 2018) in Spain and the recognition of the income tax deductibility for hyperinflation in Argentina. Additionally, the tax expense related to the sale of BBVA Chile was recognized in 2018. Tax expense amounted to 27.6% of operating profit before tax for the year ended December 31, 2019 and 27.0% for the year ended December 31, 2018.

Profit (loss) from discontinued operations, net

Loss from discontinued operations for the year ended December 31, 2019 amounted to €758 million, compared with €704 million profit for the year ended December 31, 2018. The year-on-year variation was mainly the result of the goodwill impairment losses recognized in the United States CGU in 2019.

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

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2019 amounted to €833 million, a 0.8% increase compared with the €827 million profit attributable to non-controlling interests recorded for the year ended December 31, 2018, mainly as a result of the increase in profit in South America.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below show the income statement of our operating segments and Corporate Center for the years indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group. The “Adjustments” column in the tables for such years (and, in the table for 2018, the “Adjustments” and “Other adjustments” columns) shows the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria. In particular:

•          in 2020, such differences relate to the accounting of (i) the earnings of BBVA USA and the other entities included within the scope of the USA Sale. In particular, such earnings were recognized under “Profit / (loss) from discontinued operations, net” of the Group income statement. In this section, information for such companies is being presented under management criteria, pursuant to which their results are included in every line item of the income statement of the United States segment (the “BBVA USA Adjustment”); and (ii) the impairment of goodwill in the United States’ CGU, which amounted to €2,084 million for the year ended December 31, 2020. In particular, such losses were recognized under “Profit / (loss) from discontinued operations, net” of the Group income statement. In this section, information relating to our Corporate Center has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”;

•          in 2019, such differences relate to (i) the BBVA USA Adjustment; (ii) the impairment of goodwill in the United States’ CGU, which amounted to €1,318 million for the year ended December 31, 2019. In particular, such losses were recognized under “Profit / (loss) from discontinued operations, net” of the Group income statement. In this section, information relating to our Corporate Center has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”; and (iii) the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to €129 million for the year ended December 31, 2019. In this section, information relating to our Corporate Center for 2019 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group income statement, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”; and

•          in 2018, such differences relate to (i) the BBVA USA Adjustment; and (ii) the capital gain resulting from the sale of our stake in BBVA Chile (which amounted to €633 million, net of taxes). With respect to the latter, for purposes of the Group income statement, such capital gain was recorded under “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”. In this section, information relating to our Corporate Center for 2018 has been presented under management criteria pursuant to which such capital gain has been recorded under “Profit from corporate operations, net”.

Consolidated financial information for the years ended December 31, 2019 and 2018 has been restated for comparative purposes. See “Presentation of Financial Information”.

	For the Year Ended December 31, 2020
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,553	2,284	5,415	2,783	2,701	214	(149)	(2,209)	14,592
Net fees and commissions	1,802	665	1,065	510	484	150	(59)	(494)	4,123
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	174	220	423	227	407	137	104	(145)	1,546
Other operating income and expense, net (3)	25	(17)	114	53	(367)	9	47	40	(95)
Gross income	5,554	3,152	7,017	3,573	3,225	510	(57)	(2,808)	20,166
Administration costs	(2,580)	(1,662)	(2,028)	(880)	(1,219)	(268)	(625)	1,462	(7,799)
Depreciation and amortization	(460)	(209)	(311)	(150)	(154)	(17)	(194)	205	(1,288)
Net margin before provisions (4)	2,515	1,281	4,677	2,544	1,853	225	(876)	(1,140)	11,079
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,167)	(776)	(2,172)	(895)	(864)	(38)	4	729	(5,179)
Provisions or reversal of provisions and other results	(538)	(4)	(33)	(127)	(93)	(2)	(1,938)	2,235	(499)
Impairment or reversal of impairment on non-financial assets	-	-	-	-	-	-	-	(153)	(153)
Operating profit/ (loss) before tax	809	502	2,472	1,522	896	184	(2,810)	1,671	5,248
Tax expense or income related to profit or loss from continuing operations	(200)	(73)	(713)	(380)	(277)	(48)	174	57	(1,459)
Profit / (loss) from continuing operations	610	429	1,759	1,142	619	137	(2,635)	1,729	3,789
Profit from discontinued operations/ Profit from corporate operations, net	-	-	-	-	-	-	-	(1,729)	(1,729)
Profit / (loss)	610	429	1,759	1,142	619	137	(2,635)	-	2,060
Profit / (loss) attributable to non-controlling interests	(3)	-	-	(579)	(173)	-	-	-	(756)
Profit / (loss) attributable to parent company	606	429	1,759	563	446	137	(2,635)	-	1,305

(1)  Corresponds to (i) the BBVA USA Adjustment; and (ii) the impairment of goodwill in the United States’ CGU, which amounted to €2,084 million for the year ended December 31, 2020. In particular, such losses were recognized under “Profit / (loss) from discontinued operations, net” of the Group income statement. In this section, information relating to our Corporate Center has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”.

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

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2019
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,567	2,395	6,209	2,814	3,196	175	(233)	(2,335)	15,789
Net fees and commissions	1,751	644	1,298	717	557	139	(73)	(531)	4,502
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	239	173	310	10	576	131	(54)	(98)	1,286
Other operating income and expense, net (3)	98	12	212	50	(479)	9	21	22	(55)
Gross income	5,656	3,223	8,029	3,590	3,850	454	(339)	(2,941)	21,522
Administration costs	(2,777)	(1,747)	(2,299)	(1,036)	(1,403)	(275)	(765)	1,534	(8,769)
Depreciation and amortization	(476)	(219)	(346)	(179)	(171)	(18)	(190)	214	(1,386)
Net margin before provisions (4)	2,402	1,257	5,384	2,375	2,276	161	(1,294)	(1,193)	11,368
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(138)	(550)	(1,698)	(906)	(777)	(4)	-	521	(3,552)
Provisions or reversal of provisions and other results	(386)	(2)	5	(128)	(103)	6	(1,481)	1,447	(641)
Impairment or reversal of impairment on non-financial assets	-	-	-	-	-	-	-	(128)	(128)
Operating profit/ (loss) before tax	1,878	705	3,691	1,341	1,396	163	(2,775)	648	7,046
Tax expense or income related to profit or loss from continuing operations	(489)	(115)	(992)	(312)	(368)	(36)	258	110	(1,943)
Profit from continuing operations	1,389	590	2,699	1,029	1,028	127	(2,517)	758	5,103
Profit from discontinued operations/ Profit from corporate operations, net	-	-	-	-	-	-	-	(758)	(758)
Profit	1,389	590	2,699	1,029	1,028	127	(2,517)	-	4,345
Profit attributable to non-controlling interests	(3)	-	-	(524)	(307)	-	-	-	(833)
Profit attributable to parent company	1,386	590	2,699	506	721	127	(2,517)	-	3,512

(1)  Consists of (i) the BBVA USA Adjustment; (ii) the impairment of goodwill in the United States’ CGU, which amounted to €1,318 million for the year ended December 31, 2019. In particular, such losses were recognized under “Profit / (loss) from discontinued operations, net” of the Group income statement. In this section, information relating to our Corporate Center has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results” and (iii) the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to €129 million for the year ended December 31, 2019. In this section, information relating to our Corporate Center for 2019 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group income statement, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.

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

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2018
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (1)	Other adjustments (2)	Group
	(In Millions of Euros)
Net interest income	3,618	2,276	5,568	3,135	3,009	175	(269)	(2,227)	-	15,285
Net fees and commissions	1,682	596	1,205	686	631	138	(59)	(476)	-	4,403
Net gains (losses) on financial assets and liabilities and exchange differences, net (3)	529	109	223	11	405	101	(155)	(75)	-	1,148
Other operating income and expense, net (4)	59	9	197	70	(344)	-	63	47	-	100
Gross income	5,888	2,989	7,193	3,901	3,701	414	(420)	(2,731)	-	20,936
Administration costs	(3,027)	(1,683)	(2,139)	(1,109)	(1,584)	(281)	(672)	1,474	-	(9,020)
Depreciation and amortization	(308)	(178)	(253)	(138)	(125)	(6)	(200)	174	-	(1,034)
Net margin before provisions (5)	2,554	1,129	4,800	2,654	1,992	127	(1,291)	(1,083)	-	10,883
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(303)	(225)	(1,555)	(1,202)	(638)	24	(2)	221	-	(3,681)
Provisions or reversal of provisions and other results	(410)	16	24	(8)	(65)	(3)	(36)	118	866	500
Impairment or reversal of impairment on non-financial assets	-	-	-	-	-	-	-	(137)	-	(137)
Operating profit/ (loss) before tax	1,840	920	3,269	1,444	1,288	148	(1,329)	(881)	866	7,565
Tax expense or income related to profit or loss from continuing operations	(437)	(185)	(901)	(293)	(469)	(52)	350	177	(233)	(2,042)
Profit from continuing operations excluding corporate operations	1,403	736	2,368	1,151	819	96	(979)	(704)	633	5,523
Profit from discontinued operations/ Profit from corporate operations, net	-	-	-	-	-	-	633	704	(633)	704
Profit	1,403	736	2,368	1,151	819	96	(346)	-	-	6,227
Profit attributable to non-controlling interests	(3)	-	-	(585)	(241)	-	3	-	-	(827)
Profit attributable to parent company	1,400	736	2,367	567	578	96	(343)	-	-	5,400

(1)  Consists of the BBVA USA Adjustment.

(2)  Other adjustments in 2018 relate to the treatment of the capital gain derived from the sale of our 68.19% stake in BBVA Chile. In particular, information relating to our Corporate Center for 2018 has been presented under management criteria pursuant to which such capital gain has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group income statement, the capital gain from the sale of our stake in BBVA Chile has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).

(3)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

 (4)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

 (5)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of Operations by Operating Segment for 2020 Compared with 2019

SPAIN

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	3,553	3,567	(0.4)
Net fees and commissions	1,802	1,751	2.9
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	174	239	(27.2)
Other operating income and expense, net	(440)	(419)	4.9
Income and expense on insurance and reinsurance contracts	465	518	(10.1)
Gross income	5,554	5,656	(1.8)
Administration costs	(2,580)	(2,777)	(7.1)
Depreciation and amortization	(460)	(476)	(3.4)
Net margin before provisions (2)	2,515	2,402	4.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,167)	(138)	n.m. (3)
Provisions or reversal of provisions and other results	(538)	(386)	39.3
Operating profit/(loss) before tax	809	1,878	(56.9)
Tax expense or income related to profit or loss from continuing operations	(200)	(489)	(59.1)
Profit from continuing operations	610	1,389	(56.1)
Profit from corporate operations, net	-	-	-
Profit	610	1,389	(56.1)
Profit attributable to non-controlling interests	(3)	(3)	-
Profit attributable to parent company	606	1,386	(56.3)

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

(3) Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €3,553 million, a 0.4% decrease compared with the €3,567 million recorded for the year ended December 31, 2019, mainly as a result of the lower interest rates. The net interest margin over total average assets of this operating segment amounted to 0.89% for the year ended December 31, 2020, compared with 0.99% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €1,802 million, a 2.9% increase compared with the €1,751 million recorded for the year ended December 31, 2019,  mainly due to the increase in fee and commission income from asset management activities.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 was a net gain of €174 million, a 27.2% decrease compared with the €239 million net gain recorded for the year ended December 31, 2019, mainly as a result of decreased sales in the Global Markets unit in Spain, partially offset by greater ALCO portfolio sales.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2020 amounted to €440 million, a 4.9% increase compared with the €419 million expense recorded for the year ended December 31, 2019, mainly due to the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €465 million, a 10.1% decrease compared with the €518 million recorded for the year ended December 31, 2019, mainly as a result of lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and to a lesser extent, as a consequence of the sale agreement of the non-life portfolio (excluding health insurance) to Allianz in the fourth quarter of 2020. See “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020”.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €2,580 million, a 7.1% decrease compared with the €2,777 million recorded for the year ended December 31, 2019, mainly as a result of cost reduction plans  and a decrease in certain general expenses driven by the lockdown derived from the COVID-19 pandemic.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €460 million, a 3.4% decrease compared with the €476 million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 amounted to a  €1,167 million expense compared with the €138 million expense recorded for the year ended December 31, 2019, mainly as a result of the deterioration of macroeconomic conditions especially during the first half of 2020, caused by COVID-19 (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers from the leisure and transportation sectors)) and lower write-off recoveries. The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees granted by the Group to its customers (by which lower quality loans were replaced with higher quality loans). Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was positively affected by our sale of non-performing and in-default mortgage credits as part of the Anfora transaction in the third quarter of 2019 (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement with Voyager Investing UK Limited Partnership (Anfora)”) .

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €538 million expense, a 39.3% increase compared with the €386 million expense recorded for the year ended December 31, 2019, mainly due to higher provisions for various purposes, including potential claims.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €809 million, a 56.9% decrease compared with the €1,878 million profit recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was an expense of €200 million, a 59.1% decrease  compared with the €489 million expense recorded for the year ended December 31, 2019 as a result of the lower operating profit recorded for the year ended December 31, 2020. Tax expense amounted to 24.7% of operating profit before tax for the year ended December 31, 2020 and 26.0% for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €606 million, a 56.3% decrease compared with the €1,386 million profit recorded for the year ended December 31, 2019.

THE UNITED STATES

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,284	2,395	(4.6)
Net fees and commissions	665	644	3.2
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	220	173	27.4
Other operating income and expense, net	(17)	12	n.m. (2)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	3,152	3,223	(2.2)
Administration costs	(1,662)	(1,747)	(4.9)
Depreciation and amortization	(209)	(219)	(4.7)
Net margin before provisions (3)	1,281	1,257	1.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(776)	(550)	41.0
Provisions or reversal of provisions and other results	(4)	(2)	70.8
Operating profit/(loss) before tax	502	705	(28.8)
Tax expense or income related to profit or loss from continuing operations	(73)	(115)	(36.8)
Profit from continuing operations	429	590	(27.2)
Profit from corporate operations, net	-	-	-
Profit	429	590	(27.2)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	429	590	(27.2)

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

In the year ended December 31, 2020 the U.S. dollar depreciated 2.0% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the United States operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €2,284 million, a 4.6% decrease compared with the €2,395 million recorded for the year ended December 31, 2019, mainly due to the Federal Reserve’s decrease in interest rates since the second half of 2019, including in response to COVID-19 (by 225 basis points in total), thus lower income from the commercial banking and retail portfolios, partially offset by lower funding costs and the depreciation of the U.S. dollar. The net interest margin over total average assets of this operating segment amounted to 2.36% for the year ended December 31, 2020, compared with 2.78% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €665 million, a 3.2% increase compared with the €644 million recorded for the year ended December 31, 2019.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 was a net gain of 220 million, a 27.4% increase compared with the €173 million gain recorded for the year ended December 31, 2019, mainly as a result of higher corporate banking gains.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2020 amounted to €17 million, compared with the €12 million income recorded for the year ended December 31, 2019.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €1,662 million, a 4.9% decrease compared with the €1,747 million recorded for the year ended December 31, 2019 mainly due to a decrease in general expenses and the depreciation of the U.S. dollar.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €209 million, a 4.7% decrease compared with the €219 million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment was a €776 million expense for the year ended December 31, 2020, a 41.0% increase compared with the €550 million expense recorded for the year ended December 31, 2019, mainly as a result of macroeconomic deterioration, especially during the first half of 2020, due to the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers in the Oil & Gas sector), partially offset by the depreciation of the U.S. dollar.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €4 million expense, compared with the €2 million expense recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €502 million, compared with the €705 million of operating profit recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €73 million, compared with the €115 million expense recorded for the year ended December 31, 2019, as a result of the lower operating profit before tax and changes to the applicable tax rate. Tax expense amounted to 14.5% of operating profit before tax for the year ended December 31, 2020, compared with 16.3% for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €429 million, compared with the €590 million recorded for the year ended December 31, 2019.

MEXICO

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	5,415	6,209	(12.8)
Net fees and commissions	1,065	1,298	(17.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	423	310	36.4
Other operating income and expense, net	(248)	(267)	(7.1)
Income and expense on insurance and reinsurance contracts	362	479	(24.4)
Gross income	7,017	8,029	(12.6)
Administration costs	(2,028)	(2,299)	(11.8)
Depreciation and amortization	(311)	(346)	(9.9)
Net margin before provisions (2)	4,677	5,384	(13.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,172)	(1,698)	28.0
Provisions or reversal of provisions and other results	(33)	5	n.m. (3)
Operating profit/(loss) before tax	2,472	3,691	(33.0)
Tax expense or income related to profit or loss from continuing operations	(713)	(992)	(28.1)
Profit from continuing operations	1,759	2,699	(34.8)
Profit from corporate operations, net	-	-	-
Profit	1,759	2,699	(34.8)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	1,759	2,699	(34.8)

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

(3)   Not meaningful.

In the year ended December 31, 2020, the Mexican peso depreciated 12.1% against the euro in average terms compared with the year ended December 31, 2019, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €5,415 million, a 12.8% decrease compared with the €6,209 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in the interest reference rate by 300 basis points during 2020 in response to the COVID-19 pandemic crisis. At constant exchange rates, there was a 0.7% decrease.

The net interest margin over total average assets of this operating segment amounted to 5.00% for the year ended December 31, 2020, compared with 5.91% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €1,065 million, a 17.9% decrease compared with the €1,298 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the Mexican peso and, to a lesser extent, the decreased volume of transactions by credit card customers as a result of the restrictions on mobility adopted in response to the COVID-19 pandemic, which led to an increase in the volume of transactions through digital channels (which do not generate commissions for retail customers) and the temporary elimination or reduction of certain fees, such as point of sale fees. At a constant exchange rate, there was a 6.6% year-on-year decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €423 million, a 36.4% increase compared with the €310 million gain recorded for the year ended December 31, 2019, mainly as a result of increased sales in the Global Markets unit in Mexico and securities’ sales within the ALCO portfolio, along with the positive impact of changes in exchange rates on foreign currency positions, offset in part by the depreciation of the Mexican peso against the euro.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2020 was a net expense of €248 million, a 7.1% decrease compared with the €267 million net expense recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by greater contributions made to the Deposit Guarantee Fund as a result of increases in the volume of deposits (in local currency).

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €362 million, a 24.4% decrease compared with the €479 million net income recorded for the year ended December 31, 2019, due to a higher claims ratio and, to a lesser extent, the depreciation of the Mexican peso against the euro.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 were €2,028 million, an 11.8% decrease compared with the €2,299 million recorded for the year ended December 31, 2019, as a result of the depreciation of the Mexican peso. At a constant exchange rate, administration costs increased by 0.4%. Such increase was below Mexico’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €311 million, a 9.9% decrease compared with the €346 million recorded for the year ended December 31, 2019 mainly due to the depreciation of the Mexican peso against the euro. At a constant exchange rate, depreciation and amortization increased by 2.5%.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 was a €2,172 million expense, a 28.0% increase compared with the €1,698 million expense recorded for the year ended December 31, 2019, mainly due to the macroeconomic deterioration especially in the first half of 2020, as a result of the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers). The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its customers and the depreciation of the Mexican peso.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €33 million expense compared with the €5 million income recorded for the year ended December 31, 2019, mainly due to higher provisions for contingent risks related to the COVID-19 pandemic.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €2,472 million, a 33.0% decrease compared with the €3,691 million of operating profit recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €713 million, a 28.1% decrease compared with the €992 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower operating profit before tax. The tax expense amounted to 28.8% of operating profit before tax for the year ended December 31, 2020, and 26.9% for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €1,759 million, a 34.8% decrease compared with the €2,699 million recorded for the year ended December 31, 2019.

TURKEY

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,783	2,814	(1.1)
Net fees and commissions	510	717	(28.8)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	227	10	n.m. (2)
Other operating income and expense, net	(11)	(10)	12.4
Income and expense on insurance and reinsurance contracts	64	60	8.1
Gross income	3,573	3,590	(0.5)
Administration costs	(880)	(1,036)	(15.1)
Depreciation and amortization	(150)	(179)	(16.4)
Net margin before provisions (3)	2,544	2,375	7.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(895)	(906)	(1.2)
Provisions or reversal of provisions and other results	(127)	(128)	(1.0)
Operating profit/(loss) before tax	1,522	1,341	13.5
Tax expense or income related to profit or loss from continuing operations	(380)	(312)	21.7
Profit from continuing operations	1,142	1,029	11.0
Profit from corporate operations, net	-	-	-
Profit	1,142	1,029	11.0
Profit attributable to non-controlling interests	(579)	(524)	10.6
Profit attributable to parent company	563	506	11.4

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

The Turkish lira depreciated 21.0% against the euro in average terms in the year ended December 31, 2020, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €2,783 million, a 1.1% decrease compared with the €2,814 million recorded for the year ended December 31, 2019 as a result of the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 25.2% increase in net interest income, mainly as a result of the higher customer spreads in Turkish lira-denominated loans and higher loan volumes.

The net interest margin over total average assets of this operating segment amounted to 4.53% for the year ended December 31, 2020, compared with 4.26% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €510 million, a 28.8% decrease compared with the €717 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Turkish lira and, to a lesser extent, a reduction in the commissions charged to customers and the impact of the COVID-19 pandemic on the volume of transactions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 amounted to €227 million gain, compared with the €10 million gain recorded for the year ended December 31, 2019, mainly due to the results generated by trading transactions and the positive impact of changes in exchange rates on foreign currency positions, offset in part by the depreciation of the Turkish lira.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2020 was a €11 million expense compared with the €10 million of net expense recorded for the year ended December 31, 2019.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €64 million, an 8.1% increase compared with the €60 million income recorded for the year ended December 31, 2019, mainly as a result of higher sales in the insurance business, partially offset by the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €880 million, a 15.1% decrease compared with the €1,036 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Turkish lira against the euro, partially offset by the increase in certain general expenses. At a constant exchange rate, administration costs increased by 7.5%, which was below Turkey’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €150 million, a 16.4% decrease compared with the €179 million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 was a €895 million expense, a 1.2% decrease compared with the €906 million expense recorded for the year ended December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro and the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its customers, partially offset by the impact of the macroeconomic deterioration as a result of the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers), and to certain allowances for loan losses for specific commercial portfolio customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €127 million expense compared with the €128 million expense recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €1,522 million, a 13.5% increase compared with the €1,341 million recorded for the year ended December 31, 2019. At a constant exchange rate, operating profit increased by 43.7%.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €380 million, a 21.7% increase compared with the €312 million expense recorded for the year ended December 31, 2019, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 24.9% of the operating profit before tax for the year ended December 31, 2020, and 23.3% for the year ended December 31, 2019.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2020 amounted to €579 million, a 10.6% increase compared with the €524 million recorded for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €563 million, an 11.4% increase compared with the €506 million recorded for the year ended December 31, 2019.

SOUTH AMERICA

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,701	3,196	(15.5)
Net fees and commissions	484	557	(13.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	407	576	(29.3)
Other operating income and expense, net	(459)	(580)	(20.9)
Income and expense on insurance and reinsurance contracts	92	101	(8.8)
Gross income	3,225	3,850	(16.2)
Administration costs	(1,219)	(1,403)	(13.1)
Depreciation and amortization	(154)	(171)	(10.3)
Net margin before provisions (2)	1,853	2,276	(18.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(864)	(777)	11.3
Provisions or reversal of provisions and other results	(93)	(103)	(10.2)
Operating profit/(loss) before tax	896	1,396	(35.8)
Tax expense or income related to profit or loss from continuing operations	(277)	(368)	(24.5)
Profit from continuing operations	619	1,028	(39.8)
Profit from corporate operations, net	-	-	-
Profit	619	1,028	(39.8)
Profit attributable to non-controlling interests	(173)	(307)	(43.7)
Profit attributable to parent company	446	721	(38.2)

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

In the year ended December 31, 2020, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 34.8% (considering the period-end exchange rates), 12.9% and 6.5%, respectively, against the euro in average terms, compared with the year ended December 31, 2019. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

As of December 31, 2020 and 2019 and for the years then ended, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies”).

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €2,701 million, a 15.5% decrease compared with the €3,196 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates against the euro. At constant exchange rates, there was a 0.9% increase. The net interest margin over total average assets of this operating segment amounted to 4.84% for the year ended December 31, 2020, compared with 5.71% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €484 million, a 13.1% decrease compared with the €557 million recorded for the year ended December 31, 2019,  mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At a constant exchange rate, there was a 0.6% increase.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €407 million, a 29.3% decrease compared with the €576 million gain recorded for the year ended December 31, 2019, mainly due to the negative impact of changes in exchange rates on foreign currency positions and the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro, partially offset by the increased valuation of the BBVA Group’s stake in Prisma Medios de Pago, S.A. in Argentina. Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 was positively affected by the sale of the stake BBVA Argentina had in Prisma Medios de Pago S.A. in the first quarter of 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2020 was €459 million, a 20.9% decrease compared with the €580 million expense recorded for the year ended December 31, 2019, mainly driven by the adjustment for hyperinflation in Argentina and, to a lesser extent, the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €92 million, an 8.8% decrease compared with the €101 million net income recorded for the year ended December 31, 2019 as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At constant exchange rates, there was a 16.9% increase mainly explained by the increase in income related to life insurance in Colombia.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €1,219 million, a 13.1% decrease compared with the €1,403 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At constant exchange rates, there was a 3.0% increase.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €154 million, a 10.3% decrease compared with the €171 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 was a €864 million expense, an 11.3% increase compared with the €777 million expense recorded for the year ended December 31, 2019, mainly due to the deterioration in the macroeconomic scenario especially during the first half of 2020, caused by the impact of COVID-19 (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers)), in particular in Peru and Colombia. The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its customers and the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro and reversals in Argentina mainly driven by a CPI increase in the last quarter of 2020.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €93 million expense, compared with the €103 million expense recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €896 million, a 35.8% decrease compared with the €1,396 million recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €277 million, a 24.5% decrease compared with the €368 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower operating profit before tax. The effective tax rate amounted to 31.0% of operating profit before tax for the year ended December 31, 2020, and 26.3% for the year ended December 31, 2019, mainly driven by the increase in the applicable tax rate in Colombia, from 33% to 36%.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2020 amounted to €173 million, a 43.7% decrease compared with the €307 million recorded for the year ended December 31, 2019, due to the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €446 million, a 38.2% decrease compared with the €721 million recorded for the year ended December 31, 2019.

REST OF EURASIA

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	214	175	22.4
Net fees and commissions	150	139	8.2
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	137	131	4.4
Other operating income and expense, net	3	4	(15.5)
Income and expense on insurance and reinsurance contracts	6	5	2.56
Gross income	510	454	12.3
Administration costs	(268)	(275)	(2.5)
Depreciation and amortization	(17)	(18)	(5.5)
Net margin before provisions (2)	225	161	39.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(38)	(4)	n.m. (3)
Provisions or reversal of provisions and other results	(2)	6	n.m. (3)
Operating profit/(loss) before tax	184	163	13.3
Tax expense or income related to profit or loss from continuing operations	(48)	(36)	33.3
Profit from continuing operations	137	127	7.6
Profit from corporate operations, net	-	-	-
Profit	137	127	7.6
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	137	127	7.6

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

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €214 million, a 22.4% increase compared with the €175 million recorded for the year ended December 31, 2019 mainly due to increased transactional banking and investment activity, in particular during the last quarter of 2020. The net interest margin over total average assets of this operating segment amounted to 0.86% for the year ended December 31, 2020 compared with 0.84% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €150 million, an 8.2% increase compared with the €139 million recorded for the year ended December 31, 2019 mainly due to increased transactional banking and investment activity, in particular during the last quarter of 2020.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €137 million, a 4.4% increase compared with the €131 million net gain recorded for the year ended December 31, 2019.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €268 million, a 2.5% decrease compared with the €275 million recorded for the year ended December 31, 2019.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €17 million, compared with the €18 million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 amounted to an expense of €38 million compared with the €4 million expense recorded for the year ended December 31, 2019 mainly as result of higher loan loss allowances for certain specific wholesale customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €2 million expense compared with the €6 million income recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €184 million, a 13.3% increase compared with the €163 million recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €48 million, a 33.3% increase compared with the €36 million expense recorded for the year ended December 31, 2019, mainly as a result of the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €137 million, a 7.6% increase compared with the €127 million recorded for the year ended December 31, 2019.

CORPORATE CENTER

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	(149)	(233)	(36.0)
Net fees and commissions	(59)	(73)	(18.6)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	104	(54)	n.m. (2)
Other operating income and expense, net	64	41	54.2
Income and expense on insurance and reinsurance contracts	(17)	(20)	(16.2)
Gross income	(57)	(339)	(83.1)
Administration costs	(625)	(765)	(18.2)
Depreciation and amortization	(194)	(190)	1.7
Net margin before provisions (3)	(876)	(1,294)	(32.3)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4	-	n.m. (2)
Provisions or reversal of provisions and other results	(1,938)	(1,481)	30.9
Operating profit/(loss) before tax	(2,810)	(2,775)	1.3
Tax expense or income related to profit or loss from continuing operations	174	258	(32.5)
Profit from continuing operations excluding corporate operations	(2,635)	(2,517)	4.7
Profit from corporate operations, net	-	-	-
Profit	(2,635)	(2,517)	4.7
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	(2,635)	(2,517)	4.7

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

Net interest income / (expense)

Net interest expense of the Corporate Center for the year ended December 31, 2020 was €149 million, a 36.0% decrease compared with the €233 million net expense recorded for the year ended December 31, 2019, mainly due to the lower funding costs as a result of the reductions in reference interest rates.

Net fees and commissions

Net fees and commissions of the Corporate Center for the year ended December 31, 2020 was an expense of €59 million, an 18.6% decrease compared with the €73 million expense recorded for the year ended December 31, 2019.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2020 were €104 million, compared with the €54 million net losses recorded for the year ended December 31, 2019, mainly as a result of the positive impact of changes in exchange rates on foreign currency positions.

Other operating income and expense, net

Other net operating income of the Corporate Center for the year ended December 31, 2020 was €64 million compared with the €41 million of net income recorded for the year ended December 31, 2019.

Administration costs

Administration costs of the Corporate Center for the year ended December 31, 2020 amounted to €625 million, an 18.2% decrease compared with the €765 million recorded for the year ended December 31, 2019, mainly as a result of the decrease in personnel expense and in certain other general expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €194 million compared with the €190 million recorded for the year ended December 31, 2019.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2020 were a €1,938 million expense compared with the €1,481 million expense recorded for the year ended December 31, 2019, mainly as a result of the goodwill impairment losses recognized in the United States CGU. This impairment had a net negative impact on the “Profit attributable to parent company” of €2,084 million, and was mainly the result of the negative impact of the update of the macroeconomic scenario following the onset of COVID-19. For additional information, see “—Critical Accounting Policies—Goodwill in consolidation”. This expense was partially offset by the profit recognized from the transaction with Allianz Compañía de Seguros y Reaseguros, S.A. (see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2020”).

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2020 was €2,810 million compared with the €2,775 million loss recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2020 amounted to €174 million, a 32.5% decrease compared with the €258 million income recorded for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of the Corporate Center for the year ended December 31, 2019 was a loss of €2,635 million, compared with the €2,517 million loss recorded for the year ended December 31, 2019.

Results of Operations by Operating Segment for 2019 Compared with 2018

Consolidated financial information for the years ended December 31, 2019 and 2018 has been restated for comparative purposes. See “Presentation of Financial Information”.

SPAIN

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	3,567	3,618	(1.4)
Net fees and commissions	1,751	1,682	4.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	239	529	(54.9)
Other operating income and expense, net	(419)	(425)	(1.5)
Income and expense on insurance and reinsurance contracts	518	485	6.7
Gross income	5,656	5,888	(4.0)
Administration costs	(2,777)	(3,027)	(8.2)
Depreciation and amortization	(476)	(308)	54.8
Net margin before provisions (2)	2,402	2,554	(5.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(138)	(303)	(54.5)
Provisions or reversal of provisions and other results	(386)	(410)	(5.9)
Operating profit/(loss) before tax	1,878	1,840	2.0
Tax expense or income related to profit or loss from continuing operations	(489)	(437)	12.0
Profit from continuing operations	1,389	1,403	(1.1)
Profit from corporate operations, net	-	-	-
Profit	1,389	1,403	(1.1)
Profit attributable to non-controlling interests	(3)	(3)	-
Profit attributable to parent company	1,386	1,400	(1.0)

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €3,567 million, a 1.4% decrease compared with the €3,618 million recorded for the year ended December 31, 2018, mainly as a result of the lower contribution from the ALCO portfolio. The net interest margin over total average assets of this operating segment amounted to 0.99% for the year ended December 31, 2019, compared with 1.06% for the year ended December 31, 2018.

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

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €2,777 million, an 8.2% decrease compared with the €3,027 million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense due to  the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

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

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 amounted to an expense of €138 million, a 54.5% decrease compared with the €303 million expense recorded for the year ended December 31, 2018, mainly as a result of the sale of non-performing and in-default mortgage credits and to lower loan loss provisions of real estate developer loans previously allocated to the former Non-Core Real Estate operating segment following the Anfora transaction (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement with Voyager Investing UK Limited Partnership (Anfora)”).

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

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,878 million, a 2.0% increase compared with the €1,840 million recorded for the year ended December 31, 2018.

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

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €644 million, an 8.1% increase compared with the €596 million recorded for the year ended December 31, 2018, mainly due to higher service charges on deposit accounts, higher card and merchant processing fees, lower commissions paid and the appreciation of the U.S. dollar against the euro.

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €6,209 million, an 11.5% increase compared with the €5,568 million recorded for the year ended December 31, 2018, mainly as a result of increases in the volume of interest-earning assets in the retail portfolio and volumes and yields in the wholesale portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro. In particular, net interest income benefited from the increase in the average volume of loans and advances to customers, particularly to enterprises and households. The increase was partially offset by greater funding costs.

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

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €1,698 million expense, a 9.2% increase compared with the €1,555 million expense recorded for the year ended December 31, 2018. At a constant exchange rate, there was a 3.6% increase in allowances for loan losses driven by the operation of the contagion rules for retail exposures (‘pulling effect’) in the amortized cost portfolio. In addition, the deterioration of macroeconomic conditions and the change in the parameters used to estimate loan loss allowances for the retail portfolio have adversely affected the year-on-year comparison.

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

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €3,196 million, a 6.2% increase compared with the €3,009 million recorded for the year ended December 31, 2018, mainly as a result of the growth in the yield on interest-earning assets, particularly in Argentina, and the increase in the average volume of interest-earning assets in retail and corporate banking, mainly in Peru. Additionally, the average volume of consumer and mortgage loans in Colombia increased during 2019. These effects were partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 10.5% year-on-year increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 5.71% for the year ended December 31, 2019, compared with 4.65% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €557 million, an 11.9% decrease compared with the €631 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of  the Argentine peso. At a constant exchange rate, there was a 6.9% decrease mainly due to the sale of our stake in BBVA Chile.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €576 million, a 42.3% increase compared with the €405 million gain recorded for the year ended December 31, 2018. At a constant exchange rate, there was a 48.6% increase, mainly as a result of increased foreign-currency transactions in Argentina and Peru and the sale of BBVA’s 51% stake in Prisma Medios de Pago, S.A. in Argentina. Additionally, the remaining stake held by BBVA in this entity increased its value during 2019.

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

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €101 million, an 8.1% decrease compared with the €110 million net income recorded for the year ended December 31, 2018. The year-on-year variation was mainly attributable to the depreciation of the Argentine peso against the euro in 2019 and the sale of the insurance business in Chile in 2018. At constant exchange rates, there was a 10.6% increase mainly explained by the positive performance in Argentina and Colombia.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €1,403 million, an 11.4% decrease compared with the €1,584 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Argentine peso and the Colombian peso, the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”, and the reclassification of certain non-income taxes to the heading “Other operating income and expense, net” in Argentina, which more than offset the impact of the high inflation registered in certain countries in the region. At constant exchange rates, there was a 4.2% decrease.

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

REST OF EURASIA

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	175	175	-
Net fees and commissions	139	138	0.4
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	131	101	29.2
Other operating income and expense, net	4	-	n.m. (3)
Income and expense on insurance and reinsurance contracts	5	-	n.m. (3)
Gross income	454	414	9.7
Administration costs	(275)	(281)	(2.0)
Depreciation and amortization	(18)	(6)	194.2
Net margin before provisions (2)	161	127	26.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4)	24	n.m. (3)
Provisions or reversal of provisions and other results	6	(3)	n.m. (3)
Operating profit/(loss) before tax	163	148	9.9
Tax expense or income related to profit or loss from continuing operations	(36)	(52)	(31.3)
Profit from continuing operations	127	96	32.3
Profit from corporate operations, net	-	-	-
Profit	127	96	32.3
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	127	96	32.3

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

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €163 million, a 9.9% increase compared with the €148 million recorded for the year ended December 31, 2018.

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

B.   Liquidity and Capital Resources

See Note 7.5 to our Consolidated Financial Statements for information on the BBVA Group’s liquidity. Certain additional information is provided below.

BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where its subsidiaries are located. Recently, the liquidity programs implemented by the ECB have resulted in a much lower dependence on customer deposits, which has in turn lowered the level of competition for deposits in Spain.  As of December 31, 2020, BBVA had drawn down €35,032 million under the TLTRO III and it intends to take up the remaining €3,468 million that is available to it thereunder in March 2021.

The following table shows the balances as of December 31, 2020, 2019 and 2018 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

		As of December 31,
	2020	2019	2018
	(In Millions of Euros)
Deposits from central banks	51,454	33,585	37,792
Deposits from credit institutions	44,187	53,720	47,665
Customer deposits	353,224	394,924	388,682
Debt certificates	66,311	68,619	63,970
Other financial liabilities	17,975	18,168	16,003
Total	533,152	569,016	554,112

Customer deposits

Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €353,224 million as of December 31, 2020 compared with €394,924 million as of December 31, 2019 (€388,682 million as of December 31, 2018), a 10.6% decrease, mainly attributable to the reclassification to “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet as of December 31, 2020 of the companies held for sale following the agreement BBVA reached on November 16, 2020 with The PNC Financial Services Group, Inc. and, to a lesser extent, the depreciation of the currencies of the main countries where the BBVA Group operates. See “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.

Our customer deposits, excluding repurchase agreements, amounted to €343,608 million as of December 31, 2020 compared with €385,235 million as of December 31, 2019 (€377,216 million as of December 31, 2018).

Deposits from credit institutions and central banks

The following table shows amounts due to credit institutions and central banks as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	(In Millions of Euros)
Deposits from credit institutions	44,187	53,720	47,665
Deposits from central banks	51,454	33,585	37,792
Total	95,642	87,305	85,457

Deposits from credit institutions and central banks amounted to €95,642 million as of December 31, 2020 compared with the €87,305 million as of December 31, 2019 (€85,457 million as of December 31, 2018). The increase as of December 31, 2020 compared to December 31, 2019 was mainly attributable to an increase in time deposits as a result of higher drawdowns under the TLTRO III facilities of the ECB. The increase as of December 31, 2019 compared to December 31, 2018 was mainly attributable to higher volumes of repurchase agreements with credit institutions in Spain.

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2020 we had €45,304 million of debt certificates, comprising €43,419 million in bonds and debentures and €1,884 million in promissory notes and other securities, compared with €46,329 million, €44,381 million and €1,947 million outstanding, respectively, as of December 31, 2019, and €43,477 million, €39,973 million and €3,504 million outstanding, respectively, as of December 31, 2018 (see Note 22.4 to the Consolidated Financial Statements).

In addition, we had a total of €16,295 million in subordinated debt and subordinated deposits and €194 million in preferred securities outstanding as of December 31, 2020 compared with €17,859 million and €159 million, respectively, as of December 31, 2019 (€17,866 million and €181 million, respectively, as of December 31, 2018).

The following is a breakdown as of December 31, 2020  of the maturities of our debt certificates (including bonds), subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	-	4,428	1,417	4,865	23,515	11,079	45,304
Subordinated debt, subordinated deposits and preferred securities	2	2	641	110	2,104	13,629	16,488
Total	2	4,430	2,057	4,976	25,619	24,708	61,792

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities.

Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise. For example, in response to the crisis caused by the COVID-19 pandemic, certain restrictions were adopted that affect the distribution and/or repatriation of dividends of some of the Group's subsidiaries. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not adversely affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 51 of the Consolidated Financial Statements for additional information on our consolidated statements of cash flows.

Capital

As of December 31, 2020, 2019 and 2018, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.

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

For information on our SREP requirements, our consolidated ratios as of December 31, 2020, 2019 and 2018, our RWAs, our MREL requirements and the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A., see Note 32.1 to our Consolidated Financial Statements.

C.   Research and Development, Patents and Licenses, etc.

In 2020, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

The BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

D.   Trend Information

The European financial services sector is expected to remain competitive in the current challenging environment. See “Item 4. Information on the Company―Competition”. The COVID-19 pandemic may lead to further consolidation in the sector through mergers, acquisitions or alliances. Some banks have exited some lines of their non-core businesses and activities.

There are four main trends that are expected to shape the sector profitability in the future:

•          the COVID-19 pandemic crisis and actions taken by governments in connection therewith. For a discussion on the impact of COVID-19 on the Group’s business and, more generally, economic conditions, see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”  and “―Operating Results―Operating Environment”;

•          the low (or even negative) interest rate environment (especially in Spain). The impact of reductions of credit interest rates may not be fully offset by a contraction of the deposit rates as customers are not accustomed to negative deposit rates and deposits are crucial for the funding of banks. Interest rate cuts are particularly important in countries like Spain, where mortgages account for a significant proportion of credit (more than 40%) and nine out of 10 mortgages are estimated to be on variable rates;

•          a more challenging competitive environment with the entry of non-bank digital financial services providers. Further, non-bank digital financial services providers are growing very fast in line with technological advances and becoming a very important competitor for the banking industry. These entities do not have to comply with a regulation scheme as strict as that applicable to banks. For additional information, see “Item 4. Information on the Company―Competition”; and

•          the completion and the implementation of the ongoing financial regulatory reforms. On one hand, when such reforms are applied locally, inconsistently and heterogeneously, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations may put certain banks at a disadvantage. Conversely, it is possible that, in the framework of the banking union and in the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a less fragmented, but more competitive, landscape. Moreover, regulatory changes, adopted or proposed, as well as their interpretation or application, have increased and may continue to substantially increase operating expenses and decrease margins. For information on certain significant supervision and regulatory matters which affect the Group, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”.

In addition, there are new and evolving risks, such as the increased risk of money laundering (including as a result of the increase in remote account opening driven by the COVID-19 pandemic), market based and asset management activities, misconduct risks and the decline of correspondent banking, among others.

E.   Off-Balance Sheet Arrangements

Note 33 to the Consolidated Financial Statements provides information on loan commitments and financial guarantees given by the Group as of December 31, 2020, 2019 and 2018.

The following table provides information regarding assets under management as of the dates indicated:

	As of December 31,
	2020	2019	2018
	(In Millions of Euros)
Mutual funds	64,869	68,639	61,393
Pension funds	36,215	36,630	33,807
Other resources	1,863	2,534	2,949
Total assets under management	102,947	107,803	98,150

F.   Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2020  based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	10,710	13,898	9,617	11,079	45,304
Subordinated debt, subordinated deposits and preferred securities	755	1,602	502	13,629	16,488
Customer deposits	325,448	8,920	3,731	4,562	342,661
Lease obligations	244	430	397	1,602	2,674
Purchase obligations	36	-	-	-	36
Post-employment benefits (1)	683	1,119	860	1,810	4,473
Insurance commitments (2)	1,227	950	1,616	6,158	9,951
Total (3)	339,103	26,921	16,723	38,840	421,588

(1)   Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 25 to the Consolidated Financial Statements.

(2)   Liabilities under insurance and reinsurance contracts.

(3)   The majority of senior and subordinated debt was issued at fixed rates (see Note 22.4 to the Consolidated Financial Statements). Floating-rate amounts were calculated based on the conditions prevailing as of December 31, 2020. The financial cost of such issuances for 2020, 2019 and 2018 is included in Note 37.2 to the Consolidated Financial Statements.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have a one-tier board system with a single collegiate body, the Board of Directors, that is collectively responsible for the highest functions of managing the Company and overseeing and controlling the management of the Company, all with the aim of achieving the Company’s purpose and best corporate interest.

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

Our Board of Directors has approved the annual report on corporate governance and a report on directors’ remuneration for 2020, according to the provisions established in the Spanish regulation for listed companies.

Shareholders and investors may find the documents referred to above on BBVA’s website (www.bbva.com), under the “Shareholders and Investors” and “Corporate Governance and Remuneration Policy” sections.

BBVA’s website was created to facilitate information and communication with shareholders and other stakeholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner. In addition, all the information required by Article 539 of the Spanish Corporate Enterprises Act can be accessed on BBVA’s website (www.bbva.com).

A.   Directors and Senior Management

We are managed by a Board of Directors that is currently composed of 15 members, 13 of which are non-executive directors and two are executive directors.

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

Regulations of the Board of Directors

The principles and elements comprising our corporate governance are set forth in our Board Regulations, which govern the internal procedures and the operation of the Board and its Committees, as well as directors’ rights and duties.

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

Conflicts of Interest

The rules comprising the Board Regulations detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations to which they are linked, and the BBVA Group. They set out procedures for such cases, in order to avoid conduct contrary to our best interests. The rules contained in the Board Regulations are in line with the specific regulations established in the Spanish Corporate Enterprises Act.

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

Moreover, Article 18 of the Board Regulations establishes that the Chairman will organize and coordinate the periodic assessment of the Board’s performance with the chairs of the relevant committees. Pursuant to the provisions of the Board Regulations, during the evaluation process conducted for 2020, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chairman and the Chief Executive Officer; and (iii) the operation of the Board Committees.

The Board of Directors

As of the date of this Annual Report, our Board of Directors is comprised of 15 members, 13 of which are non-executive directors and two are executive directors.

The following table sets forth the names of the members of the Board of Directors as of the date of this Annual Report, their date of appointment and, if applicable, re-election, their current positions and their present principal outside occupation and main employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Principal Business Activities and Employment History(*)
Carlos Torres Vila(1)(6)	1966	Group Executive Chairman	May 4, 2015	March 15, 2019

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

Chief Executive Officer of BBVA. Director of BBVA USA Bancshares, Inc., Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. President and CEO of BBVA USA and BBVA’s Country Manager in the United States from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Vice President for retail and private banking at Garanti BBVA between 2012 and 2015.

José Miguel Andrés Torrecillas(1)(2)(3)(8)	1955	Deputy Chair; Independent Director	March 13, 2015	March 16, 2018

Deputy Chair of the BBVA Board of Directors since April 2019. Chair of the Appointments and Corporate Governance Committee. Director of Zardoya Otis, S.A. Chairman of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Managing Partner of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013.

Jaime Félix Caruana Lacorte(1)(2)(5)	1952	Independent Director	March 16, 2018	Not applicable

Chair of the Audit Committee since April 2019. Member of the Group of Thirty (G-30) and Sponsor (patrono) of the Spanish Aspen Institute Foundation. General Manager of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF), between 2003 and 2006 he was Chairman of the Basel Committee on Banking Supervision, between 2000 and 2006 he was Governor of the Bank of Spain, and between 1999 and 2000 he was General Manager of Banking Supervision at the Bank of Spain.

Raúl Catarino Galamba de Oliveira (5) (6)	1964	Independent Director	March 13, 2020	Not applicable

Independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director of José de Mello Saúde and José de Mello Capital. His career path has been mainly linked to McKinsey & Company, where he was appointed partner in 1995, Director of the Portugal office in 2000, Managing Partner for Spain and Portugal between 2005 and 2011, Managing Partner of Global Risk practice between 2013 and 2016, member of the Global Shareholders Board from 2005 to 2011, member of the Partner Election and Evaluation Committees between 2001 and 2017, member of the Remuneration Committee from 2005 to 2013 and Chairman of the Global Learning Board from 2006 to 2011.

Belén Garijo López(2)(3)(4)	1960	Independent Director	March 16, 2012	March 16, 2018

Chair of the Remunerations Committee. Member of the Executive Board of Merck Group and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and, since 2011, Chair of the International Senior Executive Committee (ISEC) of PhRMA, (Pharmaceutical Research and Manufacturers of America). Previously, she was President of Commercial Operations for Europe and Canada at Sanofi Aventis.

Sunir Kumar Kapoor(6)	1963	Independent Director	March 11, 2016	March 15, 2019

Operating partner at Atlantic Bridge Capital, independent director of Stratio Big Data and advisor to mCloud. President and CEO of UBmatrix Inc from 2005 to 2011. Executive Vice President and CMO of Cassatt Corporation from 2004 to 2005. Oracle Corporation, Vice President Collaboration Suite from 2002 to 2004. Founder and CEO of Tsola Inc from 1999 to 2001. President and CEO of E-Stamp Corporation from 1996 to 1999. Vice President of Strategy, Marketing and Planning of Oracle Corporation from 1994 to 1996.

Lourdes Máiz Carro(2)(4)	1959	Independent Director	March 14, 2014	March 13, 2020

Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and from 1992 until 1993 she was Deputy to the Director in the Ministry of Public Administration. From 1993 to 2001 held various senior positions in the Public Administration, including Director of the Cabinet of the Assistant Secretary of Public Administration and General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance.

José Maldonado Ramos(1)(3)	1952	External Director	January 28, 2000	March 16, 2018

Appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009. Previously, he was Board Secretary and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (Endiasa); Astilleros Españoles, S.A.; and Iberia, Líneas Aéreas de España, S.A.

Ana Cristina Peralta Moreno(2)(4)	1961	Independent Director	March 16, 2018	Not applicable

Independent member of the Board of Directors of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She was an independent member of the Board of Directors of Deutsche Bank SAE from 2014 to 2018 and Banco Etcheverría, S.A. from 2013 to 2014. Chief Risk Officer and Member of the Management Committee of Banco Pastor, S.A. between 2008 and 2011. Before that, she held several positions at Bankinter, including Chief Risk Officer and was a member of the Management Committee between 2004 and 2008.

Juan Pi Llorens(3)(5)(6)(7)	1950	Independent Director	July 27, 2011	March 16, 2018

Lead Director of BBVA and Chairman of the Risk and Compliance Committee. Chairman of the Board of Directors of Ecolumber, S.A. and non-executive director of Oesía Networks, S.L. and of Tecnobit, S.L.U. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe from 2005 to 2008, Vice President of Technology & Systems Group at IBM Europe from 2008 to 2010 and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China from 2009 to 2011. He was executive President of IBM Spain between 1998 and 2001.

Ana Leonor Revenga Shanklin (5)	1963	Independent Director	March 13, 2020	Not applicable

Senior Fellow at the Brookings Institution and President of the Board at the ISEAK Foundation since 2018 and Associate Professor at the Walsh School of Foreign Service at Georgetown University since 2019.  She has held several positions of responsibility at the World Bank, including Senior Director Global of the Poverty and Equity Practice between 2014 and 2016 and Deputy Chief Economist in 2016 and 2017.

Susana Rodríguez Vidarte(1)(3)(5)	1955	External Director	May 28, 2002	March 13, 2020

Professor of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. She was Dean of the faculty of Economics and Business Administration of the University of Deusto from 1996 to 2009, Director of the Instituto Internacional de Dirección de Empresas (INSIDE) from 2003 to 2008 and Director of the Postgraduate Area from 2009 to 2012. Doctor in Economic and Business Sciences from Universidad de Deusto.

Carlos Vicente Salazar Lomelín (4)	1951	External Director	March 13, 2020	Not applicable

Chairman of the Consejo Coordinador Empresarial de México (the Mexican Business Coordinating Council) since 2019 and independent director of Sukarne and Alsea since 2017 and 2019, respectively.  Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. His career path has been linked to the Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) until 2019, having held roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma and General Manager of Femsa from 2014 to 2017.

Jan Paul Marie Francis Verplancke(4)(6)	1963	Independent Director	March 16, 2018	Not applicable

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

(3)   Member of the Appointments and Corporate Governance Committee.

(4)   Member of the Remunerations Committee.

(5)   Member of the Risk and Compliance Committee.

(6)   Member of the Technology and Cybersecurity Committee.

(7)   Lead Director.

(8)   Deputy Chair.

 Senior Management

Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report are as follows:

Name	Current Position	Present Principal Occupation and Employment History(*)
Carlos Torres Vila	Group Executive Chairman

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

Chief Executive Officer of BBVA. Director of BBVA USA Bancshares, Inc., Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer. President and CEO of BBVA USA and BBVA’s Country Manager in the United States from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Vice President for retail and private banking at Garanti BBVA between 2012 and 2015.

Domingo Armengol Calvo	General Secretary	General Secretary and Secretary of the Board of Directors of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.
María Jesús Arribas de Paz	Head of Legal

Head of Legal since December 2018. She held the position of Head of Corporate Legal Services between 2002 and 2018. Before that, she was head of Legal services and board secretary at Finanzia Banco de Crédito S.A. (1996-2002).

Pello Xabier Belausteguigoitia Mateache	Spain Country Manager

Spain Country Manager since December 2019. Director of BBVA Seguros, S.A. Seguros y Reaseguros. Head of Business Development BBVA Spain from 2017 to 2019, Director of BBVA Spain’s Northern Region from 2015 to 2017, Director of BBVA Spain’s Eastern Region from 2014 to 2015, Local Director at BBVA Spain’s Northwestern Region between 2011 and 2014 and Director of Commercial Businesses at BBVA Spain’s Northwestern Region from 2008 to 2011.

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

Head of Strategy & M&A since December 2018. She has held other relevant positions within the BBVA Group, such as Head of M&A for Europe and Turkey (2014 to December 2018), Director of Strategic Projects of the Finance Area (2009 to 2014) and Head of M&A for the USA (2006 to 2009).

José Luis Elechiguerra Joven (**)	Head of Engineering & Organization

Head of Engineering & Organization since December 2020. He has held other relevant positions within the BBVA Group such as Head of Client Solutions at BBVA USA during 2019, Global Director of Data Governance from 2017 to 2019 and Global Director of Organization & Business Process Engineering from 2015 to 2017, both positions at BBVA. Director of Business Transformation from 2013 to 2015, Director of Strategic & Financial Planning for the Retail Business from 2011 to 2013 and Director of Business Development & Strategic Planning for the Mortgage Business, all of them at BBVA México.

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

Head of Internal Audit since December 2018. He has held several relevant positions within the BBVA Group, such as Chief of Staff to the Chairman (from 2010 to 2018), CFO in the Area of Technology and Operations (from 2008 to 2010), CFO of BBVA in the USA (from 2004 to 2008) and Deputy CFO of BBVA (from 2003 to 2004).

Ricardo Martín Manjón	Head of Data

Head of Data since April 2019. Director of BBVA Data & Analytics. Previously he was Global Head of Data Strategy & Data Science Innovation from 2017 to 2019, Head of Digital Transformation at BBVA Spain between 2013 and 2016, Marketing Director at BBVA Spain from 2011 to 2013. In addition, he held the position of Global Head of Digital Banking at Nordea between 2016 and 2017.

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

(**) The exercise of his duties as Senior Manager of the Bank is subject to his prior registration on the Registry of Senior Officers of the Bank of Spain.

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

On the basis of the principles of the Group’s remuneration policy, and pursuant to the statutory requirements established by applicable regulations, BBVA has devised a specific incentives system for staff whose professional activities have a significant impact on the Group’s risk profile (the “Identified Staff”), which includes BBVA executive directors and BBVA Senior Management, that is aligned with the regulations and recommendations applicable to the remuneration schemes for this staff. The result is a remuneration scheme for the Identified Staff based, inter alia, on the following basic characteristics, with the particularities set forth below for executive directors and BBVA Senior Management:

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

•       The annual variable remuneration shall be subject to a specific settlement and payment system, which includes the following rules:

•            40% of the annual variable remuneration for members of the Identified Staff and 60% of the annual variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts shall be deferred over a period of three years (for members of the Identified Staff) and for five years (for executive directors and Senior Management).

•            Both the upfront portion and the deferred portion of the annual variable remuneration for members of the Identified Staff shall be paid 50% in cash and 50% in BBVA shares. For executive directors and members of Senior Management, the upfront portion shall also be paid 50% in cash and 50% in BBVA shares and the deferred portion shall be paid 60% in BBVA shares and 40% in cash.

•            Shares vested as annual variable remuneration shall be withheld for a one-year lock-up period after delivery, except for the transfer of those shares required to honor the payment of taxes.

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

•            The deferred component of annual variable remuneration for members of the Identified Staff, subject to the multi-year performance indicators, shall vest, if conditions are met, after the third year of deferral, except that, in the case of executive directors and Senior Management, it shall vest, if conditions are met, under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and 20% after the fifth year of deferral.

•            Resulting cash portions of the deferred annual variable remuneration to be vested, after assessment of multi-year performance indicators, shall be updated according to the criteria established by the Board of Directors.

•            No personal hedging strategies or insurance may be used in connection with their remuneration and responsibility if such personal hedging strategies or insurance may undermine their incentives to align with sound risk management.

•            The variable component of remuneration for a year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%.

•            The entire annual variable remuneration shall be subject to “malus” and “clawback” arrangements during the whole deferral and lock-up period, as follows:

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

For these purposes, the Bank will compare the performance assessment carried out for the relevant member of the Identified Staff with the ex post evolution of some of the criteria that contributed to the achievement of any targets. Both “malus” and “clawback” will apply to the annual variable remuneration of the year in which the event giving rise to application of the “malus” and/or “clawback” arrangements occurred, and they may be applied during the entire deferral and lock-up period applicable to the annual variable remuneration.

Notwithstanding the foregoing, in the event that these scenarios give rise to termination of contract of the member of the Identified Staff due to serious and guilty breach of duties, “malus” arrangements may apply to the entire deferred annual variable remuneration pending payment as of the date the termination decision is taken, in light of the extent of the damage caused.

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

Remuneration received by non-executive directors in 2020

The remuneration paid to the non-executive members of the Board of Directors during 2020 is indicated below, individually and itemized for each non-executive director.

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (1)	Total
(thousands of euros)
José Miguel Andrés Torrecillas	129	111	66	36		115		50	507
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira (2)	107			71			32		211
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin (2)	97			71					168
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín (2)	97				29				125
Jan Verplancke	129				29		43		200
Total (3)	1,588	611	431	606	250	301	161	130	4,078

(1)   Includes amounts received during the 2020 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.

(2)   Directors appointed by the general shareholders’ meeting held on March 13, 2020. Remunerations paid based on the date on which the position was accepted.

(3)   Includes remuneration paid for membership on the Board and its various committees during the 2020 financial year. The composition of these committees changed following the resolution of the Board of Directors of April 29, 2020.

In addition, during the 2020 financial year, €95 thousand was paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

Moreover, Tomás Alfaro Drake and Carlos Loring Martínez de Irujo, who left their roles as directors on March 13, 2020, received a total remuneration of €54 thousand and €111 thousand, respectively, for their membership on the Board and the relevant committees thereof during the first quarter of 2020. The Bank also paid casualty and healthcare insurance premiums in an aggregate amount of €18 thousand in connection with such individuals.

Remuneration received by executive directors in 2020

During the 2020 financial year, the executive directors received the amount of the annual fixed remuneration corresponding to such financial year, established for each director in the Directors’ Remuneration Policy, which was approved by the general shareholders’ meeting held on March 15, 2019.

In addition, the executive directors received the upfront portion of the annual variable remuneration for the 2019 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to such year, was due to be paid to them during the 2020 financial year.

Hence, in application of this settlement and payment system:

•          40% of the 2019 annual variable remuneration for executive directors was paid in the 2020 financial year (the “upfront portion”), in equal parts in cash and in shares.

•          The remaining 60% of the annual variable remuneration was deferred (40% in cash and 60% in shares) for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (the “deferred portion”). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the deferred portion, even in its entirety, but in no event will the deferred portion be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% in 2023, 20% in 2024 and the remaining 20% in 2025.

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

•          The variable component of the remuneration for executive directors corresponding to 2019 is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the general shareholders’ meeting held during such financial year.

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

Moreover, during the 2020 financial year, in accordance with the applicable remuneration policies for 2016 and in application of the settlement and payment system of the annual variable remuneration for such financial year, the executive directors received the deferred portion of the annual variable remuneration for the 2016 financial year (50% of the annual variable remuneration), the vesting of which was due during the 2020 financial year after being adjusted downwards following the result of the multi-year performance indicators. This remuneration was paid in equal parts in cash and in shares, together with the corresponding update in cash, thus concluding payment of the annual variable remuneration to the executive directors for the 2016 financial year.

In accordance with the above, remunerations paid to executive directors during 2020 are indicated below, individually and itemized:

Annual Fixed Remuneration for 2020 (thousands of euros)
Group Executive Chairman	2,453
Chief Executive Officer	2,179
Total	4,632

In addition, in accordance with the current Directors’ Remuneration Policy, during the 2020 financial year, the Chief Executive Officer (Consejero Delegado) received a corresponding amount of fixed remuneration in cash in lieu of pension (see “—Pension Commitments”), and for his mobility allowance. The Bank paid the Chief Executive Officer €654 thousand and €600 thousand, respectively, during the 2020 financial year.

Annual Variable Remuneration for 2019
	In cash (1) (thousands of euros)	In shares (1)
Group Executive Chairman	636	126,470
Chief Executive Officer	571	113,492
Total	1,207	239,962

(1)      Represents remunerations corresponding to the upfront portion (40%) of the annual variable remuneration for the 2019 financial year (paid 50% in cash and 50% in BBVA shares).

Deferred Annual Variable Remuneration for 2016
	In cash (1) (thousands of euros)	In shares (1)
Group Executive Chairman	656	89,158
Chief Executive Officer	204	31,086
Total	861	120,244

 (1) Represents remunerations corresponding to deferred portion of the annual variable remuneration for the 2016 financial year (50% of the annual variable remuneration for 2016 in equal parts in cash and shares), payment of which was due during the 2020 financial year, together with its corresponding update in cash, and after its downward adjustment following the result of the multi-year performance indicators. In the case of both the Group Executive Chairman and the Chief Executive Officer, this remuneration is associated with their previous positions.

In addition, the executive directors received remuneration in kind during the 2020 financial year, including insurance premiums and others, amounting to a total of €360 thousand, of which €228 thousand was paid to the Group Executive Chairman and €132 thousand was paid to the Chief Executive Officer.

José Manuel González-Páramo Martínez-Murillo, former Head of Global Economics & Public Affairs (GE&PA), who ceased to be an executive director on March 13, 2020, received €168 thousand as annual fixed remuneration; €174 thousand and 28,353 BBVA shares corresponding to both the upfront portion (40%) of the annual variable remuneration for the 2019 financial year and the deferred portion of the annual variable remuneration for the 2016 financial year, including the corresponding cash update; as well as €33 thousand as remuneration in kind.

Remuneration received by Senior Management in 2020

During the 2020 financial year, the members of Senior Management, excluding executive directors, received the amount of the annual fixed remuneration corresponding to such financial year.

In addition, they received the upfront portion of the annual variable remuneration for the 2019 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable for such financial year, was due to be paid to them during the 2020 financial year.

Under this settlement and payment system, the same rules as set out above for executive directors are applicable. These include, among others, that the upfront portion (40% of the annual variable remuneration) will be paid in the financial year following the year to which it corresponds, in equal parts in cash and in shares, and the deferred portion (60% of the annual variable remuneration) will be deferred (40% in cash and 60% in shares) over a five-year period, with its accrual and payment being subject to compliance with a series of multi-year indicators, applying the same payment schedule established for executive directors. Any shares received, including both as part of the upfront portion and the deferred portion, will be withheld for a one year lock-up period after delivery, except for shares transferred to honor the payment of taxes accruing on the shares received. Likewise, members of Senior Management may not use personal hedging strategies or insurance in connection with their remuneration and responsibility if such personal hedging strategies or insurance may undermine their incentives to align with sound risk management. The variable component of the remuneration for Senior Management corresponding to the 2019 financial year will be limited to a maximum amount of 200% of the fixed component of the total remuneration. Over the entire deferral and withholding period, the annual variable remuneration will be subject to “malus” and “clawback” arrangements.

Moreover, during the 2020 financial year, in accordance with the remuneration policy applicable to Senior Management in 2016 and in application of the settlement and payment system of the annual variable remuneration for such financial year, the members of Senior Management who were beneficiaries of such remuneration received the deferred portion of the annual variable remuneration for the 2016 financial year, after being adjusted downwards following the result of the multi-year performance indicators. This remuneration was paid in equal parts in cash and in shares, along with the corresponding update in cash, concluding the payment of this remuneration to the members of Senior Management for the 2016 financial year.

In accordance with the above, the remuneration paid during the 2020 financial year to members of the Senior Management as a whole, who held that position as of December 31, 2020 (15 members), excluding executive directors, is indicated and itemized below:

Annual Fixed Remuneration for 2020 (Thousands of Euros)
Senior Management Total	14,101

Annual Variable Remuneration for 2019
	In cash (thousands of euros) (1)	In shares (1)
Senior Management Total	1,402	280,055

(1) Represents remunerations corresponding to the upfront portion (40%) of the annual variable remuneration for the 2019 financial year (paid 50% in cash and 50% in BBVA shares), as well as the upfront portion of the retention plans for two members of the Senior Management.

Deferred Annual Variable Remuneration for 2016
	In cash (thousands of euros) (1)	In shares (1)
Senior Management Total	1,380	182,461

(1)   Represents remunerations corresponding to the deferred portion of annual variable remuneration for the 2016 financial year (50% of the annual variable remuneration for 2016 in equal parts in cash and in shares), payment of which was due during the 2020 financial year, together with its corresponding update in cash, and after its downward adjustment following the result of the multi-year performance indicators.

In addition, all of the members of Senior Management, excluding executive directors, received remuneration in kind during the 2020 financial year, including insurance premiums and others, amounting to a total of €1,086 thousand.

Remuneration to be received by executive directors in 2021 and subsequent financial years

Annual variable remuneration for executive directors for 2020

In view of the exceptional circumstances arising from the COVID-19 crisis, the executive directors have voluntarily waived their annual variable remuneration corresponding to the 2020 financial year, so they will not accrue any remuneration in this respect.

Deferred annual variable remuneration for executive directors for 2017

Following the end of the 2020 financial year, the amount corresponding to the deferred portion of the annual variable remuneration of executive directors for the 2017 financial year was determined, with vesting, if conditions are met, during 2021, in accordance with the conditions set out in the remuneration policies applicable to the 2017 financial year and applicable to each executive director.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the final amount of the deferred portion of the annual variable remuneration for the 2017 financial year was determined.

As a result, such remuneration was determined in an amount of €411 thousand and 83,692 BBVA shares, in the case of the Group Executive Chairman, and €307 thousand and 39,796 BBVA shares, in the case of the Chief Executive Officer, including in both cases the corresponding updates.

At year-end 2020, in accordance with the conditions established in the remuneration policies applicable in previous years, the following amounts continued to be deferred and were pending determination and payment, if the applicable conditions are met: (i) 40% of the deferred portion of the annual variable remuneration for the 2017 financial year of the Group Executive Chairman, and (ii) 60% of the annual variable remuneration for the 2018 and 2019 financial years of both executive directors.

Remuneration to be received by Senior Management in 2021 and subsequent financial years

Annual variable remuneration for Senior Management for 2020

In view of the exceptional circumstances arising from the COVID-19 crisis, the members of Senior Management have, like the executive directors, voluntarily waived their annual variable remuneration corresponding to the 2020 financial year, so they will not accrue any remuneration in this respect.

Deferred annual variable remuneration of Senior Management for financial year 2017

Following the end of the 2020 financial year, the deferred portion of the annual variable remuneration of Senior Management (15 members as of December 31, 2020, excluding executive directors) for the 2017 financial year was determined, with vesting, if conditions are met, taking place during the 2021 financial year, subject to the conditions established for this purpose in the applicable remuneration policy.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the deferred portion of this remuneration, and in application of the relevant scales of achievement and their corresponding targets and weightings, the final amount of the deferred portion of the annual variable remuneration for members of Senior Management for the 2017 financial year was determined. The aggregate total amount for the Senior Management, excluding executive directors, was determined to be €610 thousand and 107,740 BBVA shares, including the corresponding updates.

At year-end 2020, in accordance with the conditions established in the remuneration policies applicable in previous years, the following amounts continued to be deferred and were pending determination and payment, if the applicable conditions are met: (i) 40% of the deferred portion of the annual variable remuneration for the 2017 financial year with respect to certain members of the Senior Management, and (ii) 60% of the annual variable remuneration for the 2018 and 2019 financial years.

Fixed remuneration system in shares with deferred delivery for non-executive directors

BBVA has a fixed remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the general shareholders’ meeting held on March 18, 2006 and extended by resolutions of the general shareholders’ meetings held on March 11, 2011 and on March 11, 2016, respectively, for a further five-year period in each case.

This system is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each director in the previous year, calculated according to the average closing prices of BBVA shares during the sixty trading sessions prior to the annual general shareholders’ meetings approving the corresponding financial statements for each financial year.

These shares will vest, where applicable, to each beneficiary after they leave directorship for any reason other than serious breach of their duties.

The number of “theoretical shares” allocated during the 2020 financial year to each non-executive director beneficiary of the remuneration system in “theoretical shares” with deferred delivery, corresponding to 20% of the total remuneration received in cash by such directors during the 2019 financial year, was as follows:

	Theoretical shares allocated in 2020	Theoretical shares accumulated as of December 31, 2020
José Miguel Andrés Torrecillas	20,252	75,912
Jaime Caruana Lacorte	22,067	31,387
Raúl Galamba de Oliveira	-	-
Belén Garijo López	14,598	62,126
Sunir Kumar Kapoor	7,189	22,915
Lourdes Máiz Carro	10,609	44,929
José Maldonado Ramos	14,245	108,568
Ana Peralta Moreno	10,041	15,665
Juan Pi Llorens	20,676	92,817
Ana Revenga Shanklin	-	-
Susana Rodríguez Vidarte	18,724	141,138
Carlos Salazar Lomelín	-	-
Jan Verplancke	7,189	12,392
Total (1)	145,590	607,849

(1)  Furthermore, 8,984 “theoretical shares” were assigned to Tomás Alfaro Drake and 18,655 “theoretical shares” were assigned to Carlos Loring Martínez de Irujo, who left their roles as directors on March 13, 2020. After leaving their roles, both directors received a number of BBVA shares equivalent to the total number of “theoretical shares” that each of them had accumulated until that date (102,571 and 135,046 BBVA shares, respectively) by application of the system.

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

The annual contribution to cover the retirement contingency for the Group Executive Chairman’s defined-contribution system, as established in the Directors’ Remuneration Policy, was determined as a result of the conversion of his previous defined-benefit system into a defined-contribution system, in the annual amount of €1,642 thousand. The Board of Directors may update this amount during the term of the Directors’ Remuneration Policy, in the same way and under the same terms as it may update the annual fixed remuneration.

15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, and therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations.

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

In line with the above, during the 2020 financial year, the following amounts were recorded to meet the pension commitments for the Group Executive Chairman: €1,642 thousand with regard to the retirement contingency and €377 thousand for the payment of premiums for the death and disability contingencies, as well as the upwards adjustment of €15 thousand for “discretionary pension benefits” for the 2019 financial year, which were declared at the end of the 2019 financial year and had to be registered in the accumulated fund in the 2020 financial year.

As of December 31, 2020, the total accumulated amount of the fund to meet the retirement commitments for the Group Executive Chairman amounted to €23,057 thousand.

With regard to the agreed annual contribution to the retirement contingency corresponding to the 2020 financial year, 15% (€246 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the 2020 financial year, this amount was adjusted applying the same criteria used to determine the annual variable remuneration for the rest of the Bank’s staff. Thus, the “discretionary pension benefits” for the 2020 financial year were determined in an amount of €148 thousand, following a downwards adjustment of €98 thousand. These “discretionary pension benefits” will be included in the accumulated fund for the 2021 financial year and will be subject to the conditions established for these benefits in the Directors’ Remuneration Policy.

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

In accordance with the above, in the 2020 financial year the Bank paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out under “—Remuneration received by executive directors in 2020”. Furthermore, €253 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

In the case of the former Head of GE&PA, as a former executive director, €89 thousand were registered as contributions to fulfil the pension commitments undertaken in proportion to the time he spent in office during the 2020 financial year. This corresponds to: (i) the sum of the annual contribution made to cover the retirement pension commitment and the adjustment made to the “discretionary pension benefits” for the 2019 financial year that became due in the 2020 financial year once the annual variable remuneration for the year 2019 had been determined (€52 thousand); and to the death and disability premiums (€37 thousand).

As of the date on which he left his position, the total accumulated fund to meet the retirement commitments for such former executive director amounted to €1,404 thousand, with no additional contributions to be made by the Bank from that point on.

“Discretionary pension benefits” for the 2020 financial year for such former executive director (which were calculated in proportion to the time he remained in office in 2020) were determined in accordance with the same criteria used for the Group Executive Chairman, in an amount of €5 thousand, following a downwards adjustment of €3 thousand, and will be included in the accumulated fund for the 2021 financial year subject to the conditions established in the Remuneration Policy for BBVA Directors.

Furthermore, in the 2020 financial year, to meet the pension commitments for members of the Senior Management (15 members as of December 31, 2020, excluding executive directors), the following amounts were recorded: €2,739 thousand corresponding to the contribution to the retirement contingency and €978 thousand corresponding to premiums to cover the death and disability contingencies, as well as the upwards adjustment of €12 thousand for “discretionary pension benefits” for the 2019 financial year, which were declared at 2019 year-end and had to be registered in the accumulated fund in 2020.

At December 31, 2020, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €22,156 thousand.

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

Accordingly, with regard to the agreed annual contribution for the retirement contingency registered in the 2020 financial year, an amount of €405 thousand was registered as “discretionary pension benefits” during the 2020 financial year, and following the end of the 2020 financial year, this amount was adjusted applying the same criteria used to determine the annual variable remuneration for the rest of the Bank's staff, in the same way as for the Group Executive Chairman, but taking into account, as well, the area and individual results of each senior manager established to these effects.

Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2020 financial year were determined in an amount of €255 thousand, following a downwards adjustment of €150 thousand, which will be included in the accumulated fund for the 2021 financial year, subject to the conditions established for these benefits in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to BBVA on this matter.

Extinction of contractual relationship

In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to pay severance benefits to any executive directors.

The contractual framework defined for the executive directors, in accordance with the Directors’ Remuneration Policy, establishes a post-contractual non-compete clause, effective for a period of two (2) years after they leave their role as BBVA executive directors, provided that they do not leave due to retirement, disability or serious breach of duties. In compensation for this agreement, the Bank shall award them remuneration of an amount equivalent to their annual fixed remuneration for each year of the non-compete agreement, which will be awarded monthly over the course of the two years.

Accordingly, the former Head of GE&PA, who left his role on March 13, 2020, received for this concept, €625 thousand during the 2020 financial year.

With regard to Senior Management, excluding executive directors, during the 2020 financial year, the Bank paid out a total of €2,185 thousand resulting from the extinction of the contractual relationship with one member of the Senior Management and in fulfilment of the provisions of such member’s contract (for the payment of legal severance benefits and notice). Such former member’s contract includes the right to receive the corresponding legal severance pay, provided that the member of Senior Management does not leave of his own will, for retirement, disability or due to a serious breach of duties, which will be calculated in accordance with the provisions of applicable labor regulations. Such contract also includes a notice clause. In addition, the contract establishes a non-compete clause, effective for a period of one (1) year after the member leaves the role as a senior manager of BBVA, provided that the member does not leave due to retirement, disability or serious breach of duties. In compensation for this agreement, the member of Senior Management received a total of €898 thousand during 2020.

These payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the Group's risk profile, to which members of Senior Management belong.

C.    Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the following other specialized Board Committees: the Audit Committee; the Appointments and Corporate Governance Committee; the Remunerations Committee; the Risk and Compliance Committee; and the Technology and Cybersecurity Committee.

Additional information on our Board Committees, including their current composition, is provided in the following sections.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors, two external directors and two independent director, who are the following:

Position (type of directorship)	Name
Chairman (Executive)	Mr. Carlos Torres Vila
Member (Executive)	Mr. Onur Genç
Member (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (External)	Mr. José Maldonado Ramos
Member (External)	Mrs. Susana Rodríguez Vidarte

According to the Regulations of the Executive Committee, the Executive Committee will deal with matters delegated to it by the Board of Directors and, in particular, will have the following functions, among others:

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

The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2020, the Executive Committee met thirty (30) times.

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

As of the date of this Annual Report, the Audit Committee is comprised of five independent directors, who are the following:

Position (type of directorship)	Name
Chairman (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mrs. Belén Garijo López
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno

According to its Regulations, the Audit Committee has the following functions:

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

The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2020, the Audit Committee met thirteen (13) times.

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

As of the date of this Annual Report, the Appointments and Corporate Governance Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position (type of directorship)	Name
Chairman (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mrs. Belén Garijo López
Member (External)	Mr. José Maldonado Ramos
Member (Independent)	Mr. Juan Pi Llorens
Member (External)	Mrs. Susana Rodríguez Vidarte

The functions of the Appointments and Corporate Governance Committee according to its Regulations are as follows:

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

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2020, the Appointments and Corporate Governance Committee met four (4) times.

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

As of the date of this Annual Report, the Remunerations Committee is composed of four independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chairman (Independent)	Mrs. Belén Garijo López
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
Member (External)	Mr. Carlos Salazar Lomelín
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke

In accordance with the Regulations of the Remunerations Committee, the scope of the functions of the Remunerations Committee is as follows:

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

The Remunerations Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2020, the Remunerations Committee met on four (4) occasions.

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

As of the date of this Annual Report, the Risk and Compliance Committee is composed of four independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chairman (Independent)	Mr. Juan Pi Llorens
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (External)	Mrs. Susana Rodríguez Vidarte

Under the Regulations of the Risk and Compliance Committee, such Committee has the following duties:

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

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2020, it held twenty-three (23) meetings.

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

As of the date of this Annual Report, the Technology and Cybersecurity Committee is composed of one executive director and four independent directors, who are the following:

Position (type of directorship)	Name
Chairman (Executive)	Mr. Carlos Torres Vila
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mr. Sunir Kumar Kapoor
Member (Independent)	Mr. Juan Pi Llorens
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke

Under its regulations, the Technology and Cybersecurity Committee has the following functions:

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

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2020 it held seven (7) meetings.

D.      Employees

As of December 31, 2020, we had 123,174 employees. Approximately 93% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2020
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	23,971	-	5,359	29,330
United Kingdom	118	-	-	118
France	68	-	-	68
Italy	49	-	2	51
Germany	42	1	-	43
Switzerland	-	113	-	113
Portugal	-	447	-	447
Belgium	22	-	-	22
“The Netherlands” (Holland)	-	236	-	236
Russia	1	-	-	1
Romania	-	1,199	-	1,199
Ireland	-	-	-	-
Luxembourg	-	-	-	-
Turkey	-	20,357	-	20,357
Malta	-	13	-	13
Cyprus	-	103	-	103
Finland	-	-	125	125
Total Europe	24,271	22,469	5,486	52,226

The United States	149	10,746	-	10,895

Argentina	-	6,052	-	6,052
Brazil	-		6	6
Colombia	-	6,592	-	6,592
Venezuela	-	2,012		2012
Mexico	-	36,699	154	36,853
Uruguay	-	590	-	590
Paraguay	-	430	-	430
Bolivia	-		476	476
Chile	-	696	-	696
Cuba	1		-	1
Peru	-	6,204	-	6,204

Total Latin America	1	59,275	636	59,912

Hong Kong	80	-	-	80
Japan	3	-	-	3
China	28	1	-	29
Singapore	10	-	-	10
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	11	-	-	11
Indonesia	2	-	-	2

Total Asia	140	1	-	141

Total	24,561	92,491	6,122	123,174

As of December 31, 2019, we had 126,973 employees. Approximately 89% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2019
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	24,921	-	5,362	30,283
United Kingdom	120	-	-	120
France	71	-	-	71
Italy	49	-	2	51
Germany	43	1	-	44
Switzerland	-	116	-	116
Portugal	-	458	-	458
Belgium	23	-	-	23
“The Netherlands” (Holland)		247	-	247
Russia	3	-	-	3
Romania	-	1267	-	1,267
Ireland	-	-	-	-
Luxembourg	-	-	-	-
Turkey	-	20,634	-	20,634
Malta	-	14	-	14
Cyprus	-	111	-	111
Finland	-	-	112	112
Total Europe	25,230	22,848	5,476	53,554

The United States	148	10,677	-	10,825

Argentina	-	6,402	-	6,402
Brazil	-	-	6	6
Colombia	-	6,899	-	6,899
Venezuela	-	2,532	-	2,532
Mexico	-	37,724	81	37,805
Uruguay	-	576	-	576
Paraguay	-	428	-	428
Bolivia	-	-	424	424
Chile	-	956	-	956
Cuba	1	-	-	1
Peru	-	6,420	-	6,420

Total Latin America	1	61,937	511	62,449

Hong Kong	85	-	-	85
Japan	3	-	-	3
China	26	1	2	29
Singapore	9	-	-	9
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	11	-	-	11
Indonesia	2	-	-	2

Total Asia	142	1	2	145

Total	25,521	95,463	5,989	126,973

As of December 31, 2018, we had 125,627 employees. Approximately 88% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2018
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	25,419	-	4,919	30,338
United Kingdom	126	-	-	126
France	72	-	-	72
Italy	50	-	2	52
Germany	41	-	-	41
Switzerland	-	122	-	122
Portugal	469	-	-	469
Belgium	24	-	-	24
“The Netherlands” (Holland)	-	256	-	256
Russia	3	-	-	3
Romania	-	1,313	-	1,313
Ireland	-	4	-	4
Luxembourg	-	-	-	-
Turkey	-	20,305	-	20,305
Malta	-	13	-	13
Cyprus	-	107	-	107
Finland	-	-	83	83
Total Europe	26,204	22,120	5,004	53,328

The United States	141	10,843	-	10,984

Argentina	-	6,262	-	6,262
Brazil	-	-	6	6
Colombia	-	6,803	-	6,803
Venezuela	-	3,384	-	3,384
Mexico	-	36,123	-	36,123
Uruguay	-	578	-	578
Paraguay	-	430	-	430
Bolivia	-	-	396	396
Chile	-	923	-	923
Cuba	1	-	-	1
Peru	-	6,267	-	6,267

Total Latin America	1	60,770	402	61,173

Hong Kong	89	-	-	89
Japan	3	-	-	3
China	23	-	2	25
Singapore	8	-	-	8
India	2	-	-	2
South Korea	2	-	-	2
United Arab Emirates	2	-	-	2
Taiwan	9	-	-	9
Indonesia	2	-	-	2

Total Asia	140	-	2	142

Total	26,017	94,202	5,408	125,627

The number of employees decreased by 3.0% during 2020, while it increased by 1.1% in 2019. The decrease in the number of employees in 2020 was mainly attributable to divestitures and restructuring plans.

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. On June 15, 2016, the XXIII Banking Collective Bargaining Agreement (BCBA) was signed. This agreement became effective on January 1, 2015 and was due to expire on December 31, 2018. However the effectiveness of the XXIII BCBA has been extended until January 31, 2021 or, if earlier, the date on which a new collective bargaining agreement becomes effective. As of the date of this Annual Report, a new collective bargaining agreement is being negotiated among the Spanish Banking Association (AEB) and trade unions.

As of December 31, 2020, 2019 and 2018, we had 746, 1,212 and 1,305 temporary employees in Spain, respectively.

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.12 and Note 25 to our Consolidated Financial Statements.

E.      Share Ownership

As of February 23, 2021, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	859,051	-	859,051	0.013
Onur Genç *	516,651	-	516,651	0.008
José Miguel Andrés Torrecillas	10,828	-	10,828	0.000
Jaime Caruana Lacorte	35,000	10,000	45,000	0.001
Raúl Galamba de Oliveira	20,000	-	20,000	0.000
Belén Garijo López	-	-	-	-
Sunir Kumar Kapoor *	10,000	-	10,000	0.000
Lourdes Máiz Carro	-	-	-	-
José Maldonado Ramos	38,761	-	38,761	0.001
Ana Peralta Moreno	-	-	-	-
Juan Pi Llorens	-	-	-	-
Ana Revenga Shanklin*	10,000	-	10,000	0.000
Susana Rodríguez Vidarte	26,980	-	26,980	0.000
Carlos Salazar Lomelín	260,929	-	260,929	0,004
Jan Verplancke	-	-	-	-
TOTAL	1,788,200	10,000	1,798,200	0.027

* Onur Genç, Sunir Kumar Kapoor and Ana Revenga Shanklin owned 31,326, 10,000 and 10,000 shares in the form of ADSs, respectively

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of February 23, 2021 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	144,906	-	144,906	0.002
María Jesús Arribas de Paz	105,079	-	105,079	0.002
Pello Belausteguigoitia Mateache	98,933	-	98,933	0.002
Carlos Casas Moreno	52,695	-	52,695	0.001
Victoria del Castillo Marchese	30,572	-	30,572	0.000
José Luis Elechiguerra Joven	53,379	-	53,379	0.001
Ana Fernández Manrique	95,651	105,031	200,682	0.003
María Luisa Gómez Bravo	190,547	-	190,547	0.003
Joaquín Gortari Díez	79,816	-	79,816	0.001
Ricardo Martín Manjón	17,370	8,026	25,396	0.000
Eduardo Osuna Osuna	62,185	-	62,185	0.001
David Puente Vicente	144,637	-	144,637	0.002
Jaime Sáenz de Tejada Pulido	481,146	211	481,357	0.007
Jorge Sáenz-Azcúnaga Carranza	144,241	-	144,241	0.002
Rafael Salinas Martínez de Lecea	294,757	21,274	316,031	0.005
TOTAL	1,995,914	134,542	2,130,456	0.032

As of February 23, 2021 a total of 19,258 employees (excluding the members of the Senior Management and executive directors) owned 69,274,166 shares, which represented 1.04% of our capital stock.

 ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

On May 8, 2020, Norges Bank reported that it had voting power over 3.366% of BBVA’s common stock, of which 3.235% were voting rights attributed to shares, and 0.131% voting rights through financial instruments.

On January 28, 2021, Blackrock, Inc. reported to the SEC that it beneficially owned 5.8% of BBVA’s common stock.

On February 8, 2021, GQG Partners LLC reported that it directly had voting power over 3.090% of BBVA’s common stock (all voting rights were attributed to shares).

As of February 23, 2021, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 23, 2021, there were 870,540 registered holders of BBVA’s shares, with an aggregate of 6,667,886,580 shares, of which 729 shareholders with registered addresses in the United States held a total of 1,703,004,805 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

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

For information on these transactions as of December 31, 2020, 2019 and 2018, see Note 53 to our Consolidated Financial Statements.

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the gross amount of interim, final and total cash dividends and distributions paid or expected to be paid by BBVA on its shares for the years 2016 to 2020. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

Per Share
	First Interim		Second Interim		Third Interim		Final		Total

2016	€ 0.080	$ 0.084	(*)	(*)	€ 0.080	$ 0.084	(*)	(*)	€ 0.160	$ 0.169
2017	€ 0.090	$ 0.108	-	-	-	-	€ 0.150	$ 0.185	€ 0.240	$ 0.293
2018	€ 0.100	$ 0.115	-	-	-	-	€ 0.160	$ 0.183	€ 0.260	$ 0.298
2019	€ 0.100	$ 0.112	-	-	-	-	€ 0.160	$ 0.180	€ 0.260	$ 0.292
2020	-	-	-	-	-	-	€ 0.059	$ 0.072	€ 0.059	$ 0.072

(*)  In execution of the 2016 “Dividend Option” schemes approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

On February 1, 2017, BBVA updated its shareholders’ remuneration policy in order to implement a fully in cash remuneration policy after the execution of the 2017 “Dividend Option”, which took place during April 2017. Under such policy, remuneration is expected to be composed, for each financial year, of an interim dividend and a final dividend, subject to any applicable restrictions and authorizations.

In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, never before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35.

 On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribes prudent distributions to results of 2019 and 2020 but excludes distributions regarding 2021 until September 30, 2021, when the ECB will reevaluate the economic situation. BBVA intends to reinstate its dividend policy of the Group announced on February 1, 2017 once the recommendation ECB/2020/62 is repealed and there are no additional restrictions or limitations.

On January 29, 2021, it was announced that a cash distribution in the amount of €0.059 gross per share, as shareholder remuneration in relation to the Group’s result for the 2020 financial year, was expected to be submitted to the relevant governing bodies of BBVA for their consideration.

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

While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors. In particular, BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”.

Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip, as applicable) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.

BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2020, BBVA had approximately €13.1 billion of reserves in excess of applicable capital and reserve requirements (based on a 12.75% phased-in total capital minimum requirement).

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

As of the date hereof, the Group is involved in a number of legal and regulatory actions and proceedings in various jurisdictions around the world (including, among others, Spain, Mexico and the United States), the adverse resolution of which may adversely impact the Group. See “Item 3. Key Information—Risk Factors—Regulatory, Tax and Reporting Risks—Legal Risks—The Group is party to a number of legal and regulatory actions and proceedings”, “Item 3. Key Information—Risk Factors—Legal Risks—The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by the Bank” and “Item 3. Key Information—Risk Factors—Regulatory, Tax and Reporting Risk—Compliance Risks— The Group is exposed to compliance risks”.

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

ITEM 9.       THE OFFER AND LISTING

A.     Offer and Listing Details

BBVA’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA’s ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represents the right to receive one share. For information on BBVA’s shares and ADSs, see Note 26 to our Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

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

From January 1, 2020 through December 31, 2020 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.008% and 0.464%, calculated on a daily basis. As of January 29, 2021, the percentage of outstanding shares held by BBVA and its affiliates was 0.242%.

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2020, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Sociedad de Bolsas reinstated the Operating Rules of the Spanish Automated Quotation System by means of Sociedad de Bolsas Circular 1/2017, of December 18, which came into effect January 3, 2018 and which was further amended in September 2018, November 2019 and April and June 2020 with respect to the minimum variation of share prices, the incorporation of rules on retail liquidity providers, measures to prevent auto-execution of transactions, and Direct Market Access respectively. Changes introduced in such Operating Rules include changes to the way trading is technically undertaken (e.g. by introducing new types of orders such as “hidden orders” and “combined blocks”, VWAP trades and midpoint orders), the suppression of the New Market segment and the introduction of a Market Making scheme as per MiFID II standards. BBVA, as an active market member in the Spanish market has adapted its technical means and procedures to such changes.

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

In response to COVID-19, on March 16, 2020 ESMA lowered the aforementioned threshold from 0.2% to 0.1%, requiring net short position holders to report positions of 0.1% and above. This measure was renewed on September 18, 2020 and on December 17, 2020 until March 19, 2021. Additionally, in line with other European supervisors, on March 16, 2020, the CNMV banned net short positions in shares admitted to trading to Spanish trading venues for which the CNMV is the competent authority as well as to all related instruments relevant for the calculation of the net short position. The CNMV ban became ineffective on May 18, 2020.

The Prospectus Regulation (EU) 2017/1129 of the European Parliament and of the Council, of October 14, which became effective on July 21, 2019, aims to achieve greater harmonization of prospectus rules throughout the European Union. Such rules are applicable to issuers which offer debt or equity securities to the public or which seek admission to trading on a regulated market in the EU.

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

Spanish Financial Transaction Tax Bill

The Financial Transaction Tax (FTT) was enacted by means of Law 5/2020, of October 15, 2020. The Spanish FTT is a new indirect tax, amounting to 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. Accordingly, any purchaser of BBVA’s shares not falling under an exemption will be subject to the Spanish FTT.

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

Through Royal Decree-Law 19/2018 of November 23, on payment services and other urgent financial measures, the consolidated text of the Securities Market Act was adapted to the European MAR framework, including the following changes:

•            the Spanish legislator opted for certain solutions among those permitted by the European MAR framework in certain specific cases;

•            several amendments were introduced in the sanctioning regime on market abuse (inside information and market manipulation); and

•            some special provisions applicable to listed companies in this area which were not compatible with this European regulatory framework or not consistent with the objective of MAR of achieving full harmonization throughout the European Union were expressly repealed.

Organic Law 1/2019, of February 20, modifies, among other laws and regulations, the Spanish Criminal Code in order to implement in Spain Directive 2014/57/UE regarding applicable criminal sanctions related to market abuse, complementing the MAR framework.

Banks are required to inform the Bank of Spain of any acquisitions or disposals of holdings in their capital that cross any of the levels indicated in Articles 16 (at least 10% of the capital or of the voting rights of the credit institution), 17 (either the percentage of voting rights or capital held is equal to or greater than 20%, 30% or 50%, or the acquisition entails acquiring control of the credit institution) and 21 (the percentage of voting rights or of capital held falls below 20%, 30% or 50% or the disposal entails the loss of control of the credit institution) of Law 10/2014, of June 26, 2014.

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

Once the allocation requirements established by law and in our Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. In addition, BBVA must take into account any applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction that may be applicable. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”. Shareholders will participate in the distribution of corporate earnings in proportion to their capital paid-up. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their capital paid-up in any distribution of net assets resulting from our liquidation.

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

Restrictions on Foreign Investments

Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31 and Royal Decree-Law 34/2020, of November 17. Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of April 23.

Article 7 bis of Law 19/2003 establishes a screening mechanism for certain investments made by non-EU and non-EFTA residents (“foreign investors”), based on public order, public health and public security reasons (the “Screening Mechanism”). The Screening Mechanism aligns part of the Spanish foreign investment legal framework with Regulation (EU) 2019/452 of March 19, 2019 establishing a framework for the screening of foreign direct investments into the European Union. Certain provisions of Regulation (EU) 2019/452—such as the list of sectors affecting public order and public security or the definition of state-owned enterprises and other similar investors—are mirrored in the regulations establishing the Screening Mechanism.

In addition, and according to Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, effective November 19, 2020 and until June 30, 2021, the following persons will also be deemed to be foreign investors, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private – non listed – companies:

  EU and EFTA residents in countries other than Spain, and
  Spanish residents beneficially owned by EU or EFTA residents in countries other than Spain, that is, those in which a EU or EFTA resident other than in Spain ultimately owns or controls more than 25% of the share capital or voting rights of, or otherwise exercises control over, the Spanish resident.

Foreign direct investments ("FDI") are:

  investments that result in a foreign investor reaching a stake of at least 10% of the share capital of a Spanish company; and
  any corporate transaction, business action or legal transaction which enables effective participation in the management or control of a Spanish company.

Not all foreign direct investments are subject to the Screening Mechanism. Investors are subject to the Screening Mechanism only if they qualify as FDI and the investment is made in one of the critical sectors mentioned in article 7 bis of Law 19/2003, is made pursuant to what is foreseen in Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, or—only where the investor is a Non-UE or non-EFTA investor—by investors that meet certain subjective criteria regardless of the business of the target.

Foreign direct investments by the following “foreign investors” are also subject to the Screening Mechanism, regardless of the business of the target:

•          Investors directly or indirectly controlled by the government, including state bodies or armed forces, of a non EU/EFTA country.

•          Investors that have already made an investment affecting national security, public order or public health in another EU Member State, including an investment in any of the above-mentioned sectors.

•          Investors subject to ongoing judicial or administrative proceedings for engaging in illegal or criminal activities.

Foreign direct investments by the following non-EU and non-EFTA investors are also subject to the Screening Mechanism, regardless of the business of the target:

•          Investors directly or indirectly controlled by a non-EU and non-EFTA government, including state bodies, armed forces or sovereign wealth funds; the possibility of exercising decisive influence as a result of an agreement or through the ownership of shares or interests in another person (directly or indirectly) is deemed to constitute “control” for these purposes.

•          Investors that have already made an investment affecting national security, public order or public health in another EU Member State, including an investment in any of the above-mentioned sectors.

•          If there is a serious risk that the investor engages in illegal or criminal activities affecting national security, public order or public health in Spain.

Foreign direct investments described above shall be subject to prior administrative authorization granted by the relevant Spanish Authority, in accordance with the administrative conditions established.

C.       Material Contracts

Sale of BBVA USA to The PNC Financial Services Group

On November 15, 2020, Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with The PNC Financial Services Group, Inc. (“PNC”). Upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, PNC will purchase from BBVA 100% of the issued and outstanding shares of BBVA USA Bancshares, Inc. (the “Stock Purchase”), a financial holding company (“BBVA USA Holdco”) conducting its business operations primarily through its U.S. banking subsidiary, BBVA USA, an Alabama-chartered bank (“BBVA USA Bank”), for $11.6 billion in cash on hand in a fixed price structure, subject to certain adjustments related to transaction expenses and tax matters. PNC is not acquiring BBVA Securities, Inc. (PNC will acquire BBVA Securities, Inc.’s retail brokerage business, but not the entity), Propel Venture Partners Fund I, L.P. and BBVA Processing Services, Inc. (the “Carve-Out Transactions”). In addition, BBVA will continue to develop the wholesale business that it currently carries out through its branch in New York.

The completion of the Stock Purchase is subject to certain conditions, including, among others, the absence of any injunction or other legal prohibition on the completion of the Stock Purchase, the receipt of required governmental approvals and/or the expiration of certain waiting periods, the accuracy of the representations and warranties of the other party (generally subject to a material adverse effect standard), material compliance by the other party with its obligations under the Stock Purchase Agreement, and the completion of the Carve-Out Transactions prior to closing.

Under the Stock Purchase Agreement, BBVA has agreed to take or refrain from taking certain actions, including, among others, (i) to cause BBVA USA Holdco and its subsidiaries, including BBVA USA Bank, to operate in the ordinary course of business consistent with past practice and not to enter into certain types of transactions between the execution of the Stock Purchase Agreement and the closing of the Stock Purchase and (ii) subject to certain exceptions, not to (a) engage in a retail banking business in the U.S. for two years following the closing of the Stock Purchase, or (b) solicit or hire any employees of BBVA USA Holdco or its subsidiaries, including BBVA USA Bank, for one year following the closing of the Stock Purchase.

Under the Stock Purchase Agreement, PNC has agreed to take or refrain from taking certain actions, including, among others, (i) to use reasonable best efforts to obtain any necessary regulatory consents and (ii) subject to certain exceptions contained in the Stock Purchase Agreement, not to solicit or hire any BBVA employees retained by BBVA for one year following the closing of the Stock Purchase.

The Stock Purchase Agreement contains customary representations and warranties of BBVA and PNC. The Stock Purchase Agreement also contains certain indemnification obligations of each party with respect to breaches of representations, warranties and covenants and certain other specified matters.

The Stock Purchase Agreement contains certain termination rights for PNC and BBVA, as the case may be, applicable upon, among other events, (i) the Stock Purchase having not been completed on or prior to November 15, 2021 (subject to extension in certain circumstance), or (ii) a breach by the other party that is not or cannot be cured within 45 days’ notice of such breach or is not capable of being cured by November 15, 2021, which breach would result in the failure of the conditions to the terminating party’s obligations to complete the transactions contemplated by the Stock Purchase Agreement.

The foregoing description of the Stock Purchase and the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference. The Stock Purchase Agreement and the above description of the Stock Purchase Agreement have been included to provide investors and security holders with information regarding the terms of the Stock Purchase Agreement. It is not intended to provide any other factual information about PNC, BBVA or their respective subsidiaries and affiliates. The Stock Purchase Agreement contains representations and warranties of each of PNC, on the one hand, and BBVA, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Stock Purchase Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Stock Purchase Agreement. In addition, such representations and warranties may apply standards of materiality in a way that is different from what may be viewed as material by security holders of, or other investors in, PNC or BBVA. Moreover, the representations and warranties in the Stock Purchase Agreement were used for the purpose of allocating risk between PNC, on the one hand, and BBVA, on the other hand, and not necessarily for establishing matters as fact, and information concerning the subject matter of the representations, warranties and covenants may change after the date of the Stock Purchase Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Security holders and investors are not third-party beneficiaries under the Stock Purchase Agreement. Accordingly, you should read the representations and warranties in the Stock Purchase Agreement not in isolation but only in conjunction with the other information about PNC and BBVA, or any of their respective subsidiaries or affiliates.

D.   Exchange Controls

In 1991, Spain adopted the EU Standards for free movement of capital and services. As a result, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “—Taxation”.

Pursuant Royal Decree 664/1999, of April 23, on the Applicable rules to Foreign Investments, foreign investors may freely invest in shares of Spanish companies except in the case they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of April 23. For information on certain additional regulation applicable to foreign direct investments, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investments”. Likewise, Royal Decree 664/1999, of April 23, and Law 19/2003, on exchange controls and foreign transactions, require notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy Affairs and Digital Transformation for administrative statistical and economical purposes. Shares in listed Spanish companies acquired or held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Iberclear member. When a foreign investor acquires shares that are subject to the reporting requirements of the CNMV regarding significant stakes, notice must be given directly by the foreign investor to the relevant authorities.

Moreover, investments by foreigners domiciled in enumerated tax haven jurisdictions, under Royal Decree 1080/1991, are subject to special reporting requirements.

For information on certain additional regulation applicable to foreign direct investments, see “Item 10. Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investments”.

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

Taxation of Dividends

Under Spanish law, cash dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source at a 19% tax rate. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (applying a withholding tax rate of 19%), transferring the resulting net amount to the depositary. However, in the case of cash distribution of share premium no withholding tax would be applicable.

However, under the Treaty, in cash dividends distributions, if you are a U.S. Resident, you are entitled to a reduced withholding tax rate of 15%. To benefit from the Treaty-reduced rate of 15%, if you are a U.S. Resident, you must provide to BBVA through our paying agent depositary, before the tenth day following the end of the month in which the dividends were payable, a certificate from the U.S. Internal Revenue Service (“IRS”) stating that, to the best knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty and entitled to its benefits.

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

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of BBVA’s capital stock) will be includible in the income of a U.S. Holder as ordinary income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will generally be treated as foreign-source dividend income and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations (including the satisfaction of a minimum holding period and certain other requirements), dividends paid to certain non-corporate U.S. Holders of ADSs will be taxable as “qualified dividend income” and therefore will be taxable at favorable rates applicable to long-term capital gains. U.S. Holders should consult their own tax advisors to determine the availability of these favorable rates in their particular circumstances.

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

Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under Spanish domestic law or the Treaty. Spanish taxes withheld in excess of the rate applicable under Spanish domestic law or the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations—Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, the U.S. Holder may, at its election and subject to applicable limitations, deduct such Spanish taxes in computing its U.S. federal taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2020 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

I.       Subsidiary Information

Not Applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative disclosures about market risk, see Notes 7.3 and 7.4 to our Consolidated Financial Statements.

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

•         reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2020, the Depositary reimbursed us $502,122 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2020.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2020
(In Dollars)
NYSE Listing Fees	307,610
Investor Relations Marketing	4,833
Professional Services	40,590
Annual General Shareholders’ Meeting Expenses	149,089
Other	-

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2020, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2020.

Our internal control over financial reporting as of December 31, 2020 has been audited by KPMG Auditores S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020, 2019 and 2018, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes, included on pages F-4 through F-182 (collectively, the consolidated financial statements), and our report dated February 26, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

February 26, 2021

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

We have determined that Mr. Jaime Félix Caruana Lacorte, current Chairman of the Audit Committee, and the Audit Committee members Mr. José Miguel Andrés Torrecillas, Mrs. Belén Garijo López and Mrs. Ana Cristina Peralta Moreno are “audit committee financial experts” as such term is defined by the SEC.

Mr. Jaime Félix Caruana Lacorte, Mr. José Miguel Andrés Torrecillas, Mrs. Belén Garijo López and Mrs. Ana Cristina Peralta Moreno are independent within the meaning of Rule 10A-3 under the Exchange Act.

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

	Year ended December 31,
Services Rendered	2020	2019
	(In Millions of Euros)
Audit Fees(1)	28.1	28.7
Audit-Related Fees(2)	1.2	1.3
Tax Fees(3)	-	-
All Other Fees(4)	0.1	-
Total	29.4	30.0

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

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2020. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

2020	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit) in Euros	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January	12,427,533	4.78	—	—
February	33,414,182	4.89	—	—
March	33,312,325	3.24	—	—
April	14,362,659	2.80	—	—
May	14,946,334	2.81	—	—
June	25,555,734	3.17	—	—
July	20,880,943	3.09	—	—
August	12,243,174	2.54	—	—
September	25,515,697	2.40	—	—
October	8,226,400	2.38	—	—
November	15,932,539	3.31	—	—
December	17,874,367	4.68	—	—
Total	234,691,887	3.44	—	—

During 2020, we sold a total of 232,956,244 shares for an average price of €3.56 per share.

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

Moreover, pursuant to the Good Governance Code for Listed Companies of the CNMV, which includes non-binding recommendations applicable to listed companies in Spain, under the comply or explain principle: (i) independent directors must represent, at least, half of the total board members; (ii) the majority of the members of the appointments and remuneration committee must be independent; and (iii) companies with high market capitalization must have two separate committees, an appointments committee and a remuneration committee.

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

As of the date of this Annual Report, 13 of the 15 members of our Board of Directors are non-executive directors and ten out of the 15 members of our Board are independent under the definition of independence described above, which is in line with the definition provided by the Spanish Corporate Enterprises Act.

In addition, our Audit Committee is composed exclusively of independent directors and the Committee chair has experience in accounting, auditing and technical knowledge in financial sector, in accordance with the specific regulations of the Audit Committee. Our Risk and Compliance Committee is composed exclusively of non-executive directors, the majority of whom (including its chairman) are independent directors. Also, in accordance with the Spanish Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments and Corporate Governance Committee and a Remunerations Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairmen) are independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a Committee with oversight functions meets, since these Committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 21 of our Board Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 37 of the Board Regulations, the Lead Director coordinated during 2020 various meetings with non-executive directors, which were held after each ordinary meeting of the Board of Directors.

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

ITEM 18.        FINANCIAL STATEMENTS

Please see pages F-1 through F-242.

ITEM 19         EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation) (*)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

4.1	Information on Compensation Plans (**)

8.1	Consolidated Companies Composing Registrant (see Appendix I to IX to our Consolidated Financial Statements included herein)

10.1	Share Purchase Agreement between Banco Bilbao Vizcaya Argentaria, S.A. and The PNC Financial Services Group of November 15, 2020

12.1	Section 302 Group Executive Chairman Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File

(*) Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2017.

(**)Incorporated by reference to BBVA’s report on Form 6-K submitted on February 16, 2021 (SEC Accession No. 0001193125-21-043182).

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

Date: February 26, 2021

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm for the years 2020, 2019 and 2018

Contents

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES
APPENDIX I Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020	F-184
APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2020	F-192
APPENDIX III Changes and notification of participations in the BBVA Group in 2020	F-193
APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2020	F-196
APPENDIX V BBVA Group’s structured entities in 2020. Securitization funds	F-197
APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2020, 2019 and 2018	F-198
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2020, 2019 and 2018	F-202
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-204
APPENDIX IX Additional information on risk concentration	F-222

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on the Consolidated  Financial Statements

We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2020, 2019 and 2018, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes, included on pages F-4 through F-182 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Sale of BBVA USA Bancshares, Inc.

As discussed in Notes 3 and 21 to the consolidated financial statements, during 2020 the Company reached an agreement to sell its USA subsidiary, BBVA USA Bancshares, Inc., as well as other companies in the United States with activities related to this banking business. As a result, the assets and liabilities of the companies included in the sale agreement have been classified under the headings Non-current assets and disposal groups classified as held for sale and  Liabilities included in disposal groups classified as held for sale in the consolidated balance sheet as of December 31, 2020, and the results of these companies have been classified under the heading Profit (loss) after tax from discontinued operations in the consolidated statements of income for each of the years ended December 31, 2020, 2019 and 2018.

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

Expected credit losses related to loans and advances

As discussed in Note 7 to the consolidated financial statements, the Company’s provision for expected credit losses (ECL) related to loans and advances was €12,105 million as of December 31, 2020.

We identified the assessment of the ECL related to loans and advances as a critical audit matter because it involved subjective and complex auditor judgment as well as specialized skills and knowledge due to significant measurement uncertainty. In addition, the COVID-19 pandemic has negatively affected the economy and business activities in the countries where the Company operates, which has significantly impacted the Company´s future forecasts and further increased measurement uncertainty associated with the significant assumptions used to estimate the ECL as of December 31, 2020.

Specifically, our assessment encompassed an evaluation of the Company´s overall methodology for estimating ECL related to loans and advances, inclusive of the methodologies and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), as well as certain future macroeconomic variables such as GDP, and the need for and measurement of qualitative adjustments to the collective ECL including those used to account for the impacts of COVID-19. Our assessment also included an evaluation of the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the terminal value, cost of capital, and collateral values, if applicable. Our assessment also included an evaluation of the mathematical accuracy of the ECL calculations. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s measurement of the ECL estimate, including controls related to (i) development and approval of the overall ECL methodology, (ii) validation of the PD, EAD, and LGD models, including the determination of the methodologies and assumptions used, (iii) determination of certain future macroeconomic variables such as GDP, (iv) determination of the need for and measurement of qualitative adjustments to the collective ECL, and (v) calculation of the ECL estimates.  This also included controls related to the significant assumptions used to estimate the ECL for individually evaluated loans, including the terminal value, cost of capital, and collateral values, if applicable.

We involved credit risk professionals with specialized skills and knowledge who assisted in (i) evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) assessing whether certain models used in calculating the PD, EAD, and LGD are suitable for their intended use by inspecting model documentation, assessing the conceptual soundness and ongoing performance, and assessing the methodologies used and certain assumptions, (iii) evaluating certain future macroeconomic variables such as GDP by comparing the Company´s forecasts against published external sources, and (iv) assessing the need for and measurement of qualitative adjustments to the ECL, including those used to account for the impacts of COVID-19, and (v) assessing the mathematical accuracy of the ECL calculation for a sample of loans.

We involved credit risk and valuation professionals with specialized skills and knowledge who assisted in testing the significant assumptions used to estimate the ECL for a sample of individually evaluated loans, including the terminal value, cost of capital and collateral values, if applicable.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company´s ECL.

Measurement of fair value of certain difficult-to-value financial instruments

As discussed in Note 8 to the consolidated financial statements, the Company has recorded €186,004 million of financial assets measured at fair value (of which €84,143 million were classified as Level 2 and €3,445 million were classified as Level 3) and €98,856 million of financial liabilities measured at fair value (of which €68,853 million were classified as Level 2 and €2,363 million were classified as Level 3) as of December 31, 2020 (collectively, difficult-to-value financial instruments).

We identified the assessment of the measurement of fair value of certain difficult-to-value financial instruments as a critical audit matter.  Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate fair value of certain difficult-to-value financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and/or assumptions which were not directly observable in financial markets, such as certain interest rates, recovery rates, issuer credit risk, correlations and volatility inputs.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s process to measure fair value of certain difficult-to-value financial instruments, including controls over (i) the development and approval and/or reassessment of the Company´s valuation models and methodologies and (ii) the appropriateness, relevance and reliability of the significant inputs and/or assumptions used to estimate fair values for certain difficult-to-value financial instruments.

In addition, we involved valuation professionals with specialized skills and knowledge who assisted in (i) assessing the compliance of certain valuation models and methodologies with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) testing the Company’s process to develop the fair value of certain difficult-to-value financial instruments, including evaluating whether the inputs and/or assumptions are appropriate, relevant and reliable, and/or (iii) developing an independent fair value estimate and comparing it to the Company’s fair value estimate for a sample of certain difficult-to-value financial instruments.

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 2017.

Madrid, Spain
February 26, 2021

Consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018

ASSETS (Millions of Euros)
	Notes	2020	2019	2018
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	65,520	44,303	58,196
FINANCIAL ASSETS HELD FOR TRADING	10	108,257	101,735	89,103
Derivatives		40,183	32,232	29,523
Equity instruments		11,458	8,892	5,254
Debt securities		23,970	26,309	25,577
Loans and advances to central banks		53	535	2,163
Loans and advances to credit institutions		20,499	21,286	14,566
Loans and advances to customers		12,095	12,482	12,021
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	5,198	5,557	5,135
Equity instruments		4,133	4,327	3,095
Debt securities		356	110	237
Loans and advances to customers		709	1,120	1,803
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,117	1,214	1,313
Debt securities		1,117	1,214	1,313
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	69,440	61,183	56,337
Equity instruments		1,100	2,420	2,595
Debt securities		68,308	58,731	53,709
Loans and advances to credit institutions		33	33	33
FINANCIAL ASSETS AT AMORTIZED COST	14	367,668	439,162	419,660
Debt securities		35,737	38,877	32,530
Loans and advances to central banks		6,209	4,275	3,941
Loans and advances to credit institutions		14,575	13,649	9,163
Loans and advances to customers		311,147	382,360	374,027
DERIVATIVES - HEDGE ACCOUNTING	15	1,991	1,729	2,892
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	51	28	(21)
JOINT VENTURES AND ASSOCIATES	16	1,437	1,488	1,578
Joint ventures		149	154	173
Associates		1,288	1,334	1,405
INSURANCE AND REINSURANCE ASSETS	23	306	341	366
TANGIBLE ASSETS	17	7,823	10,068	7,229
Properties, plant and equipment		7,601	9,816	7,066
For own use		7,311	9,554	6,756
Other assets leased out under an operating lease		290	263	310
Investment properties		222	252	163
INTANGIBLE ASSETS	18	2,345	6,966	8,314
Goodwill		910	4,955	6,180
Other intangible assets		1,435	2,010	2,134
TAX ASSETS	19	16,526	17,083	18,100
Current tax assets		1,199	1,765	2,784
Deferred tax assets		15,327	15,318	15,316
OTHER ASSETS	20	2,513	3,800	5,472
Insurance contracts linked to pensions		-	-	-
Inventories		572	581	635
Other		1,941	3,220	4,837
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	85,987	3,079	2,001
TOTAL ASSETS	3, 6	736,176	697,737	675,675

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2020	2019	2018
FINANCIAL LIABILITIES HELD FOR TRADING	10	86,488	88,680	79,761
Derivatives		41,680	34,066	30,801
Short positions		12,312	12,249	11,025
Deposits from central banks		6,277	7,635	10,511
Deposits from credit institutions		16,558	24,969	15,687
Customer deposits		9,660	9,761	11,736
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	10,050	10,010	6,993
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		902	944	976
Debt certificates		4,531	4,656	2,858
Other financial liabilities		4,617	4,410	3,159
Memorandum item: Subordinated liabilities		-	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	22	490,606	516,641	509,185
Deposits from central banks		45,177	25,950	27,281
Deposits from credit institutions		27,629	28,751	31,978
Customer deposits		342,661	384,219	375,970
Debt certificates		61,780	63,963	61,112
Other financial liabilities		13,358	13,758	12,844
Memorandum item: Subordinated liabilities		16,488	18,018	18,047
DERIVATIVES - HEDGE ACCOUNTING	15	2,318	2,233	2,680
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	9,951	10,606	9,834
PROVISIONS	24	6,141	6,538	6,772
Pensions and other post employment defined benefit obligations		4,272	4,631	4,787
Other long term employee benefits		49	61	62
Provisions for taxes and other legal contingencies		612	677	686
Commitments and guarantees given		728	711	636
Other provisions		479	457	601
TAX LIABILITIES	19	2,355	2,808	3,276
Current tax liabilities		545	880	1,230
Deferred tax liabilities		1,809	1,928	2,046
OTHER LIABILITIES	20	2,802	3,742	4,301
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	75,446	1,554	-
TOTAL LIABILITIES		686,156	642,812	622,801

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2020	2019	2018
SHAREHOLDERS’ FUNDS		58,904	58,950	57,333
Capital	26	3,267	3,267	3,267
Paid up capital		3,267	3,267	3,267
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity		42	56	50
Retained earnings	28	30,508	29,388	26,063
Revaluation reserves	28	-	-	3
Other reserves	28	(164)	(119)	(37)
Reserves or accumulated losses of investments in joint ventures and associates		(164)	(119)	(37)
Other		-	-	-
Less: treasury shares	29	(46)	(62)	(296)
Profit or loss attributable to owners of the parent		1,305	3,512	5,400
Less: interim dividends		-	(1,084)	(1,109)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(14,356)	(10,226)	(10,223)
Items that will not be reclassified to profit or loss		(2,815)	(1,875)	(1,284)
Actuarial gains (losses) on defined benefit pension plans		(1,474)	(1,498)	(1,245)
Non-current assets and disposal groups classified as held for sale		(65)	3	-
Share of other recognized income and expense of investments joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,256)	(404)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(21)	24	116
Items that may be reclassified to profit or loss		(11,541)	(8,351)	(8,939)
Hedge of net investments in foreign operations (effective portion)		(62)	(896)	(218)
Foreign currency translation		(14,185)	(9,147)	(9,630)
Hedging derivatives. Cash flow hedges (effective portion)		10	(44)	(6)
Fair value changes of debt instruments measured at fair value through other comprehensive income		2,069	1,760	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale		644	(18)	1
Share of other recognized income and expense of investments in joint ventures and associates		(17)	(5)	(29)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	5,471	6,201	5,764
Accumulated other comprehensive income (loss)		(6,949)	(5,572)	(5,290)
Other items		12,421	11,773	11,053
TOTAL EQUITY		50,020	54,925	52,874
TOTAL EQUITY AND TOTAL LIABILITIES		736,176	697,737	675,675

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2020	2019	2018
Loan commitments given	33	132,584	130,923	118,959
Financial guarantees given	33	10,665	10,984	16,454
Other commitments given	33	36,190	39,209	35,098

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated income statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2020	2019 (*)	2018 (*)
Interest and other income	37.1	22,389	27,762	26,954
Interest expense	37.2	(7,797)	(11,972)	(11,669)
NET INTEREST INCOME		14,592	15,789	15,285
Dividend income	38	137	153	145
Share of profit or loss of entities accounted for using the equity method	39	(39)	(42)	(7)
Fee and commission income	40	5,980	6,786	6,462
Fee and commission expense	40	(1,857)	(2,284)	(2,059)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	139	186	191
Gains (losses) on financial assets and liabilities held for trading, net	41	777	419	640
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	208	143	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	56	(98)	139
Gains (losses) from hedge accounting, net	41	7	55	69
Exchange differences, net	41	359	581	13
Other operating income	42	492	639	929
Other operating expense	42	(1,662)	(1,943)	(2,021)
Income from insurance and reinsurance contracts	43	2,497	2,890	2,949
Expense from insurance and reinsurance contracts	43	(1,520)	(1,751)	(1,894)
GROSS INCOME		20,166	21,522	20,936
Administration costs		(7,799)	(8,769)	(9,020)
Personnel expense	44.1	(4,695)	(5,351)	(5,205)
Other administrative expense	44.2	(3,105)	(3,418)	(3,816)
Depreciation and amortization	45	(1,288)	(1,386)	(1,034)
Provisions or reversal of provisions	46	(746)	(614)	(395)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(5,179)	(3,552)	(3,681)
Financial assets measured at amortized cost		(5,160)	(3,470)	(3,680)
Financial assets at fair value through other comprehensive income		(19)	(82)	(1)
NET OPERATING INCOME		5,153	7,202	6,807
Impairment or reversal of impairment of investments in joint ventures and associates	48	(190)	(46)	-
Impairment or reversal of impairment on non-financial assets	49	(153)	(128)	(137)
Tangible assets		(125)	(94)	(4)
Intangible assets		(19)	(12)	(83)
Other assets		(9)	(23)	(50)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		(7)	(5)	80
Negative goodwill recognized in profit or loss		-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	444	23	815
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		5,248	7,046	7,565
Tax expense or income related to profit or loss from continuing operations	19	(1,459)	(1,943)	(2,042)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		3,789	5,103	5,523
Profit (loss) after tax from discontinued operations	21	(1,729)	(758)	704
PROFIT FOR THE YEAR		2,060	4,345	6,227
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	31	756	833	827
ATTRIBUTABLE TO OWNERS OF THE PARENT		1,305	3,512	5,400
(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).
	Notes	2020	2019 (*)	2018 (*)
EARNINGS PER SHARE (Euros)	5	0.14	0.47	0.75
Basic earnings (losses) per share from continued operations		0.40	0.58	0.64
Diluted earnings (losses) per share from continued operations		0.40	0.58	0.64
Basic earnings (losses) per share from discontinued operations		(0.26)	(0.11)	0.11
Diluted earnings (losses) per share from discontinued operations		(0.26)	(0.11)	0.11

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2020	2019 (*)	2018 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	2,060	4,345	6,227
OTHER RECOGNIZED INCOME (EXPENSE)	(5,375)	(286)	(2,605)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(822)	(584)	(141)
Actuarial gains (losses) from defined benefit pension plans	(88)	(364)	(79)
Non-current assets and disposal groups held for sale	17	2	-
Share of other recognized income and expense of entities accounted for using the equity method	-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	(796)	(229)	(172)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	4	(133)	166
Income tax related to items not subject to reclassification to income statement	40	140	(56)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(4,553)	298	(2,464)
Hedge of net investments in foreign operations (effective portion)	378	(687)	(244)
Valuation gains (losses) taken to equity	378	(687)	(244)
Transferred to profit or loss	-	-	-
Other reclassifications	-	-	-
Foreign currency translation	(4,873)	(104)	(2,186)
Translation gains (losses) taken to equity	(4,873)	(123)	(2,191)
Transferred to profit or loss	-	1	5
Other reclassifications	-	18	-
Cash flow hedges (effective portion)	230	(203)	(10)
Valuation gains (losses) taken to equity	230	(193)	(69)
Transferred to profit or loss	-	(10)	58
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Debt securities at fair value through other comprehensive income	460	1,131	(860)
Valuation gains (losses) taken to equity	515	1,280	(725)
Transferred to profit or loss	(54)	(149)	(135)
Other reclassifications	-	-	-
Non-current assets and disposal groups held for sale	(492)	461	581
Valuation gains (losses) taken to equity	(472)	472	561
Transferred to profit or loss	(20)	-	20
Other reclassifications	-	(11)	-
Entities accounted for using the equity method	(13)	31	11
Income tax relating to items subject to reclassification to income statements	(243)	(332)	244
TOTAL RECOGNIZED INCOME/EXPENSE	(3,315)	4,060	3,622
Attributable to minority interest (non-controlling interests)	(606)	552	(443)
Attributable to the parent company	(2,709)	3,509	4,065

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2020												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2020 (*)	3,267	23,992	-	56	26,402	-	(125)	(62)	3,512	(1,084)	(7,235)	(3,526)	9,727	54,925
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	2,985	-	6	-	-	-	(2,992)	(2,045)	2,045	-
Adjusted initial balance	3,267	23,992	-	56	29,388	-	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income/expense recognized	-	-	-	-	-	-	-	-	1,305	-	(4,013)	(1,362)	756	(3,315)
Other changes in equity	-	-	-	(14)	1,120	-	(45)	16	(3,512)	1,084	(116)	(16)	(107)	(1,590)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,065)	-	-	-	-	-	-	-	(124)	(1,190)
Purchase of treasury shares	-	-	-	-	-	-	-	(807)	-	-	-	-	-	(807)
Sale or cancellation of treasury shares	-	-	-	-	-	-	-	823	-	-	-	-	-	822
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.19)	-	-	-	-	2,585	-	(40)	-	(3,512)	1,084	(116)	(16)	16	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	8	(399)	-	(4)	-	-	-	-	-	1	(394)
Balances as of December 31, 2020	3,267	23,992	-	42	30,508	-	(164)	(46)	1,305	-	(14,356)	(6,949)	12,421	50,020

(*)  Balances as of December 31, 2019 as originally reported in the consolidated Financial Statements for the year 2019.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2019 (*)												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2019 (**)	3,267	23,992	-	50	23,017	3	(57)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	3,045	-	20	-	76	(134)	(3,007)	(2,054)	2,054	-
Adjusted initial balance	3,267	23,992	-	50	26,063	3	(38)	(296)	5,400	(1,109)	(10,223)	(5,290)	11,054	52,874
Total income/expense recognized	-	-	-	-	-	-	-	-	3,512	-	(3)	(282)	833	4,060
Other changes in equity	-	-	-	6	3,326	(3)	(82)	234	(5,400)	25	-	-	(115)	(2,009)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,063)	-	-	-	-	(1,084)	-	-	(142)	(2,289)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,088)	-	-	-	-	-	(1,088)
Sale or cancellation of treasury shares	-	-	-	-	13	-	-	1,322	-	-	-	-	-	1,335
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.19)	-	-	-	-	4,364	(3)	(70)	-	(5,400)	1,109	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(4)	-	-	-	-	-	-	-	-	-	(4)
Other increases or (-) decreases in equity	-	-	-	11	13	-	(13)	-	-	-	-	-	27	38
Balances as of December 31, 2019	3,267	23,992	-	56	29,388	-	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

(**) Balances as of December 31, 2018 as originally reported in the consolidated Financial Statements for the year 2018.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2018 (*)												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2018 (**)	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies (Note 1.3)	-	-	-	-	348	-	30	-	(5)	(129)	(1,192)	(1,181)	1,209	(919)
Adjusted initial balance	3,267	23,992	-	54	25,822	12	(13)	(96)	3,514	(1,172)	(9,984)	(4,559)	11,567	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	5,400	-	(1,335)	(1,270)	827	3,622
Other changes in equity	-	-	-	(4)	240	(10)	(24)	(199)	(3,514)	63	1,096	540	(1,341)	(3,152)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(996)	-	-	-	-	(1,109)	-	-	(378)	(2,483)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,684)	-	-	-	-	-	(1,684)
Sale or cancellation of treasury shares	-	-	-	-	(24)	-	-	1,484	-	-	-	-	-	1,460
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.19)	-	-	-	-	1,278	(10)	(23)	-	(3,514)	1,172	1,096	540	(540)	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(19)	-	-	-	-	-	-	-	-	-	(19)
Other increases or (-) decreases in equity	-	-	-	15	(17)	-	(1)	-	-	-	-	-	(423)	(426)
Balances as of December 31, 2018	3,267	23,992	-	50	26,063	3	(38)	(296)	5,400	(1,109)	(10,223)	(5,290)	11,054	52,874

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

(**)  Balances as of December 31, 2017 as originally reported in the consolidated Financial Statements for the year 2017.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
		2020	2019	2018
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		39,349	(10,654)	13,436
1. Profit for the year		2,060	4,345	6,227
2. Adjustments to obtain the cash flow from operating activities		11,653	9,582	7,619
Depreciation and amortization		1,288	1,386	1,034
Other adjustments		10,365	8,196	6,585
3. Net increase/decrease in operating assets		(57,484)	(39,247)	(7,762)
Financial assets held for trading		(10,465)	(11,724)	1,524
Non-trading financial assets mandatorily at fair value through profit or loss		(241)	(318)	(643)
Other financial assets designated at fair value through profit or loss		97	99	349
Financial assets at fair value through other comprehensive income		(16,649)	(3,755)	(206)
Financial assets at amortized cost		(30,212)	(26,559)	(7,880)
Other operating assets		(15)	3,010	(906)
4. Net increase/decrease in operating liabilities		85,074	16,268	10,141
Financial liabilities held for trading		361	8,121	(611)
Other financial liabilities designated at fair value through profit or loss		647	2,680	1,338
Financial liabilities at amortized cost		84,853	8,016	10,481
Other operating liabilities		(787)	(2,549)	(1,067)
5. Collection/Payments for income tax		(1,955)	(1,602)	(2,789)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(37)	98	7,516
1. Investment		(1,185)	(1,494)	(2,154)
Tangible assets		(632)	(852)	(943)
Intangible assets		(491)	(528)	(552)
Investments in joint ventures and associates		(62)	(114)	(150)
Other business units		-	-	(20)
Non-current assets classified as held for sale and associated liabilities		-	-	(489)
Other settlements related to investing activities		-	-	-
2. Divestments		1,148	1,592	9,670
Tangible assets		558	128	731
Intangible assets		-	-	-
Investments in joint ventures and associates		307	98	558
Subsidiaries and other business units		-	5	4,268
Non-current assets classified as held for sale and associated liabilities		283	1,198	3,917
Other collections related to investing activities		-	162	196
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,069)	(2,702)	(5,092)
1. Payments		(5,316)	(7,418)	(8,995)
Dividends		(1,065)	(2,147)	(2,107)
Subordinated liabilities		(2,820)	(3,571)	(4,825)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(807)	(1,088)	(1,686)
Other items relating to financing activities		(624)	(612)	(377)
2. Collections		3,247	4,716	3,903
Subordinated liabilities		2,425	3,381	2,451
Treasury shares increase		-	-	-
Treasury shares disposal		822	1,335	1,452
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(4,658)	(634)	(344)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		32,585	(13,892)	15,516
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		44,303	58,196	42,680
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (INCLUDING ENTITIES HELD FOR SALE IN THE UNITED STATES) (E+F)		76,888	44,303	58,196

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	Notes	2020	2019	2018
Cash	9	6,447	7,060	6,346
Balance of cash equivalent in central banks	9	53,079	31,755	43,880
Other financial assets	9	5,994	5,488	7,970
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		65,520	44,303	58,196
TOTAL CASH AND CASH EQUIVALENTS CLASSIFIED AS NON-CURRENT ASSETS AND DISPOSABLE GROUPS CLASSIFIED AS HELD FOR SALE IN THE UNITED STATES	21	11,368	-	-

The accompanying Notes are an integral part of the consolidated financial statements.

Notes to the accompanying Consolidated Financial Statements

1. Introduction, basis for the presentation of the Consolidated Financial Statements, Internal Control over Financial Reporting and other information

1.1. Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or “BBVA, S.A.”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

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

As of December 31, 2020, the BBVA Group had 269 consolidated entities and 48 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2020 have been authorized for issue on February 26, 2021.

1.2. Basis for the presentation of the Consolidated Financial Statements

The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2020, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.

The BBVA Group’s accompanying Consolidated Financial Statements for the year ended December 31, 2020 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 8, 2021) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2020, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2020.

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

1.3. Comparative information

The information included in the accompanying consolidated financial statements for the years ended December 31, 2019 and December 31, 2018, is presented in accordance with the applicable regulation, for the purpose of comparison with the information for the year ended December 31, 2020.

Agreement for the sale of BBVA’s U.S. subsidiary to PNC Financial Service Group

As mentioned in Note 3, in 2020 BBVA reached an agreement to sell its entire stake in BBVA USA Bancshares, Inc., parent company of the Group companies engaged in the banking business in the United States. As required by IFRS 5 "Non-current assets held for sale and discontinued operations", the balances of assets and liabilities corresponding to said companies for sale have been reclassified from their corresponding accounting headings to the headings "Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” respectively, from the consolidated balance sheet as of December 31, 2020. Similarly, as required by the aforementioned IFRS 5, the results generated by these companies during the financial year 2020 are presented in the heading “Profit (loss) after taxes from discontinued operations” of the consolidated income statement for such year, and in the heading "Non-current assets and disposal groups classified as held for sale" in the consolidated statements of recognized income and expense for such year. Additionally, the results corresponding to the years 2019 and 2018 have been reclassified, to facilitate the comparison between years, to that same section of the respective consolidated income statements and consolidated statements of recognized income and expense for both years. Finally, in the consolidated statements of cash flows, the balances corresponding to cash and cash equivalents have been reclassified to the heading "Total cash and cash equivalents classified as non-current assets and disposal groups classified as held for sale" as of and for the year ended December 31, 2020.

Note 21 includes the condensed consolidated balance sheets, the condensed consolidated income statements and the condensed consolidated cash flow statements of the companies for sale in the United States as of and for the years 2020, 2019 and 2018.

Hyperinflationary economies

Considering the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, the Group made an accounting policy change which involves recording the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros in the line item “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheet net equity.

In order to make the information as of December 31, 2019 and 2018 comparable with information as of December 31, 2020, such information has been restated by reclassifying €2,985 million and €2,987 million, respectively, from “Shareholders’ funds – Retained earnings” and €6 million and €20 million, respectively, from “Shareholders’ funds – Other reserves” to the headings “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Foreign currency translation and “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Share of other recognized income and expense of investments in joint ventures and associates” as of December 31, 2019 and 2018, respectively.

The reclassifications corresponding to January 1, 2020 and 2019 are included as "Effect of changes in accounting policies" in the Consolidated Total Statements of Changes in Equity corresponding to the years ended December 31, 2019 and 2018, respectively.

IFRS 9- collection of interest on impaired financial assets

As a consequence of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9, such collections are presented since 2020 as reductions in credit-related write-offs whereas previously they were included as interest income. In order to make the information comparable, the consolidated income statement information for the years ended December 31, 2019 and 2018 has been restated by recognizing a €78 and €80 million reduction in the heading “Interest and other income”, respectively against the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification”. This reclassification has had no net impact on the profit for the years ended December 31, 2019 and 2018, respectively, nor on the consolidated net equity as of December 31, 2019 and 2018, respectively.

Trading derivatives recognition

Information as of and for the year ended December 31, 2020 has been subject to certain non-significant presentation modifications, in the balance sheet related to the derivative activity. In order to make the information as of and for the years ended December 31, 2019 and 2018 comparable with the information as of and for the year ended December 31, 2020, figures as of and for the years ended December 31, 2019 and 2018 have been restated by recognizing a €953 million and a €1,013 million reduction in the Total Assets and Total Liabilities, respectively.

1.4. Seasonal nature of income and expense

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.

1.5. Management and impacts of the COVID-19 pandemic

The appearance of the Coronavirus COVID-19 in China and its global expansion to a large number of countries, motivated the viral outbreak to be classified as a global pandemic by the World Health Organization since last March 11, 2020. The pandemic has affected and continues to adversely affect the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution of the year (see Note 7.2).

In this pandemic situation, BBVA has focused its attention on enabling the continuity of the business operational security as a priority and monitoring the impacts on the business and on the risks of the Group (such as the impacts on results, capital or liquidity). Additionally, BBVA adopted from the beginning a series of measures to support its main interest groups. In this sense, the purpose and the Group's long-term strategic priorities remain the same and are even reinforced, with a commitment to technology and data-driven decision-making.

With the aim of mitigating the impact of COVID-19, various European and International bodies have made pronouncements to be taken into account in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing these consolidated financial statements (see Note 7.2.1).

The main impacts of COVID-19 pandemic in the BBVA Group's consolidated Financial Statements are detailed in the following Notes:

•           Note 1.6 includes information on the consideration of the COVID-19 pandemic in the estimates made.

•        Note 4 mentions the amendment of the Group’s shareholder remuneration policy, in accordance with the recommendation issued by the European Central Bank, which no longer pays any amount as a dividend for the financial year 2020 until as long as the uncertainties generated by the pandemic remain.

•        Note 7.1 details the main risks associated with the pandemic as well as the impacts that have occurred both in the operations and in the consolidated financial statements for the year ended December 31, 2020. Information on the impact of COVID-19 is included in the macroeconomic forecasts and in the calculation of expected losses.

•        Note 7.2 includes information related to the initiatives carried out by the Group to help the most affected clients, jointly with the corresponding governments. Likewise, it contains, among others, information regarding the level of activity and the amount corresponding to moratorium measures, both public and private, granted by the Group worldwide.

•        Note 7.5 presents information regarding the impact on liquidity and financing risk.

•        Note 18.1 includes information concerning the impairment of the goodwill in the United States carried out during the first quarter of 2020, mainly due to the impact of COVID-19 in updating the macroeconomic scenario and the expected evolution of interest rates.

•        Note 32 includes information with regard to the impact on the Group's capital.

•        Note 47 includes information on the impact of the update of the macroeconomic scenario affected by the COVID-19 pandemic.

1.6. Responsibility for the information and for the estimates made

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

Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:

•           Loss allowances on certain financial assets (see Notes 7, 12, 13, 14 and 16).

•           The assumptions used to quantify certain provisions (see Notes 23 and 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

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

As mentioned before, on March 11, 2020, COVID-19 was declared as a global pandemic by the World Health Organization (see Note 1.5). The great uncertainty associated to the unprecedented nature of this pandemic entails a greater complexity of developing reliable estimations and applying judgment.

Therefore, these estimates were made on the basis of the best available information on the matters analyzed, as of December 31, 2020. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.

During 2020 there have been no relevant changes in the assumptions and estimates made as of December 31, 2019 and 2018, with the exception of those indicated in these consolidated Financial Statements.

1.7. BBVA Group’s Internal Control over Financial Reporting

BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (ICFR). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.

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

 These internal control units are integrated within the BBVA internal control model, defined and led by Regulation & Internal Control, and which is based in two pillars:

•           A control system organized into three lines of defense that has been updated and strengthened in 2020, as described below:

•           The first line of defense (1LoD) is located within the business and support units, which are responsible for identifying risks associated with their processes, as well as for implementing and executing the necessary controls to mitigate them. In 2019, in order to reinforce the adequate risk management in each area’s processes, the role of the Risk Control Assurer was created.

•           The second line of defense (2LoD) comprises the specialized control units for each type of risk (Finance, Legal, IT, Third Party, Compliance or Processes among others). This second line defines the mitigation and control frameworks for their areas of responsibility across the entire organization and performs challenge to the control model (supervises the implementation and design of the controls and assesses their effectiveness).

•           The third line of defense (3LoD) is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

•           A committee structure in the Group, called Corporate Assurance, which enables the escalation of possible weaknesses and internal control issues to the management at a Group level and also in each of the countries where the Group operates.

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

2.1. Principles of consolidation

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

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2020, 2019 and 2018. Appendix I includes other significant information on all entities.

•           Joint ventures

Joint ventures are those entities for which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method as of December 31, 2020.

•           Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Financial assets at fair value through other comprehensive income” or “Non-trading financial assets mandatorily at fair value through profit or loss”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2020, 2019 and 2018, these entities are not significant to the Group.

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

These types of entities include cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the asset securitization funds, to which the BBVA Group transfers loans and advances, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks or for other purposes (see Appendices I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contracts. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

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

As of December 31, 2020, 2019 and 2018, there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

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

The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2020, financial statements as of December 31 of all Group entities were utilized except for the case of the consolidated financial statements of 6 associates deemed non-significant for which financial statements as of November 30, 2020 were used.

2.2. Accounting principles and policies and applied valuation methods

The accounting principles and policies and the valuation methods applied in the preparation of the consolidated financial statements may differ from those used, at the individual level, by some of the entities that are part of the BBVA Group; This is why, in the consolidation process, the necessary adjustments and reclassifications are made to standardize such principles and criteria among themselves and bring them into line with the IFRS-EU.

In preparing the accompanying consolidated Annual Accounts, the following accounting principles and policies and assessment criteria have been applied:

2.2.1. Financial instruments

IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. However, the Group has chosen to continue applying IAS 39 for accounting for hedges, until the completion of the macro-hedging project of IFRS 9 as permitted by IFRS 9.

Classification and measurement of financial assets

Classification of financial assets

IFRS 9 contains three main categories for financial assets classification: measured at amortized cost, measured at fair value with changes through other comprehensive income, and measured at fair value through profit or loss.

The classification of financial instruments in the categories of amortized cost or fair value depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI).

The assessment of the business model should reflect the way the Group manages groups of financial assets and does not depend on the intention for an individual instrument. Thus, for each entity within the BBVA Group there are different business models for managing assets.

In order to determine the business model, the following aspects are taken into account:

•           The way in which the performance of the business model (and that of the assets which comprise such business model) is evaluated and reported to the entity's key personnel;

•           The risks and the way in which the risks that affect the performance of the business model are managed;

•           The way in which business model managers are remunerated;

•           The frequency, amount and timing of sales in previous years, the reasons for such sales and expectations regarding future sales.

Regarding the SPPI test, the analysis of the cash flows aims to determine whether the contractual cash flows of the assets correspond only to payments of principal and interest on the principal amount outstanding at the beginning of the transaction. Interest is understood here as the consideration for the time value of money; and for the credit risk associated with the principal amount outstanding during a specific period; and for financing and structure costs, plus a profit margin.

The most significant judgments used by the Group in evaluating compliance with the conditions of the SPPI test are the following:

•           Modified time value: in the event that a financial asset includes a periodic interest rate adjustment but the frequency of this adjustment does not coincide with the term of the reference interest rate (for example, the interest rate reset every six months to a one-year rate), the Group assesses, at the time of the initial recognition, this mismatch to determine whether the contractual cash flows (undiscounted) differ significantly or not from the cash flows (undiscounted) of a benchmark financial asset, for which there would be no change in the time value of money. The defined tolerance thresholds are 10% for the differences in each period and 5% for the analysis accumulated throughout the financial asset life.

•           Contractual clauses: The contractual clauses can modify the calendar or the amount of the contractual cash flows are analyzed to verify if the contractual cash flows that would be generated during the life of the instrument due to the exercise of those clauses are only payments of principal and interest on the principal amount outstanding. To do this, the contractual cash flows that may be generated before and after the modification are analyzed.

The main criteria taken into account in the analysis are:

•           Early termination clauses: generally a contractual clause that permits the debtor to prepay a debt instrument before maturity is consistent with SPPI when the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding (which may include reasonable additional compensation for the early termination of the contract).

•           Instruments with an interest rate linked to contingent events:

•           An instrument whose interest rate is reset to a higher rate if the debtor misses a particular payment may meet the SPPI criterion because of the relationship between missed payments and an increase in credit risk.

•           An instrument with contractual cash flows that are indexed to the debtor’s performance – e.g. net income or is adjusted based on a certain index or stock market value would not meet the SPPI criterion.

•           Perpetual instruments: to the extent that they can be considered instruments with continuous (multiple) extension options, they meet the SPPI test if the contractual flows meet it. When the issuer can defer the payment of interest, if such payment would affect their solvency, they would meet the SPPI test if the deferred interest accrues additional interest, while if they do not, they would not meet the test.

•           Non-recourse financial instruments: In the case of debt instruments that are repaid primarily with the cash flows of specific assets or projects and the debtor has no legal responsibility, the underlying assets or cash flows are evaluated to determine whether the contractual cash flows of the instrument are consistent with payments of principal and interest on the principal amount outstanding.

•           If the contractual terms do not give rise to additional cash flows to payments of principal and interest on the amount of principal outstanding or limitations to these payments, the SPPI test is met.

•           If the debt instrument effectively represents an investment in the underlying assets and its cash flows are inconsistent with principal and interest (because they depend on the performance of a business), the SPPI test is not met.

•           Contractually linked instruments: a look-through analysis is carried out in the case of transactions that are set through the issuance of multiple financial instruments forming tranches that create concentrations of credit risk in which there is an order of priority that specifies how the flows of cash generated by the underlying set of financial instruments are allocated to the different tranches. The debt tranches of the instrument will comply with the requirement that their cash flows represent only payment of principal and interest on the outstanding principal if:

a)     the contractual terms of the tranche being assessed for classification (without looking through to the underlying pool of financial instruments) give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

b)     the underlying pool of financial instruments comprises instruments with cash flow that are solely payments of principal and interest on the principal amount outstanding, and

c)     the exposure to credit risk in the underlying pool of financial instruments inherent in the tranche is equal to or lower than the exposure to credit risk of the underlying pool of financial instruments (for example, the credit rating of the tranche being assessed for classification is equal to or higher than the credit rating that would apply to a single tranche that funded the underlying pool of financial instruments)

In any event, the contractual conditions that, at the time of the initial recognition, have a minimal effect on cash flows or depend on the occurrence of exceptional and highly unlikely events do not prevent compliance with the conditions of the SPPI test.

Based on the above characteristics, financial assets will be classified and valued as described below.

A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

•           The financial asset is managed within a business model whose purpose is to maintain the financial assets to maturity, to receive contractual cash flows; and

•           The contractual conditions of the financial asset give rise to cash flows that are only payments of principal and interest.

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

Measurement of financial assets

All financial instruments are initially recognized at fair value, plus, those transaction costs which are directly attributable to the issue of the particular instrument, with the exception of those financial assets which are classified at fair value through profit or loss.

All changes in the value of financial assets due to the interest accrual and similar items are recorded in the headings "Interest income and other similar income" or "Interest expenses", of the consolidated income statement of the year in which the accrual occurred (see Note 37),  except for trading derivatives that are not economic and accounting hedges.

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets.

“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit and loss” or “Financial assets designated at fair value through profit or loss”

Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss” are assigned to a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if it eliminates or significantly reduces a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.

The assets recognized under these headings of the consolidated balance sheet are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net” and “Gains (losses) on financial assets designated at fair value through profit or loss, net” in the accompanying consolidated income statement (see Note 41). Changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences, net” in the accompanying consolidated income statements (Note 41).

”Financial assets at fair value through other comprehensive income”

•           Debt instruments

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. This category of valuation implies the recognition of the information in the income statement as if it were an instrument valued at amortized cost, while the instrument is valued at fair value in the balance sheet. Thus, both interest income on these instruments and the exchange differences and impairment that arise in their case are recorded in the profit and loss account, while subsequent changes in its fair value (gains or losses) are recognized temporarily (by the amount net of tax effect) under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Fair value changes of financial assets measured at fair value through other comprehensive income” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until a loss allowance is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” (see Note 41).

The net loss allowances in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at fair value through other comprehensive income” (see Note 48) in the consolidated income statement for that period.

Interest income on these instruments are recorded in the consolidated profit and loss account (see Note 37). Changes in foreign exchange rates are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

Equity instruments

At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent changes in this valuation will be recognized in "Other accumulated comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income". Dividends received from these investments are recorded in the heading "Dividend income" in the consolidated income statement (see Note 38). These instruments are not subject to the impairment model of IFRS 9.

“Financial assets at amortized cost”

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net loss allowances of assets recorded under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification – financial assets measured at amortized cost” in the consolidated income statement for such period (see Note 47).

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

Measurement of financial liabilities

Financial liabilities are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of instruments, except for financial instruments that are classified at fair value through profit or loss.

Variations in the value of financial liabilities due to the interest accrual and similar items are recorded in the headings “Interest income and other similar income” or “Interest expense”, of the consolidated income statement for the period in which the accrual occurred (see Note 37), except for trading derivatives that are not economic and accounting hedges.

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial liabilities.

“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss“

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheets are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the accompanying consolidated income statements (see Note 41). Nevertheless, the changes in the own credit risk of the liabilities designated under the fair value option is presented in “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”, unless this treatment brings about or increases an asymmetry in the income statement. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences, net” in the accompanying consolidated income statements (Note 41).

“Financial liabilities at amortized cost”

The liabilities under this category are subsequently measured at amortized cost, using the “effective interest rate” method.

Hybrid financial liabilities

When a financial liability contains an embedded derivative, the Group analyzes whether the economic characteristics and risks of the embedded derivative and the host instrument are closely related.

If the characteristics and risks of the host and the derivative are closely related, the instrument as a whole will be classified and measured according to the general rules for financial liabilities. If, on the other hand, the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host, its terms meet the definition of a derivative and the hybrid contract is not measured at fair value with changes in fair value recognized in profit or loss, the embedded derivative shall be separated from the host and accounted for as a derivative separately at fair value with changes in profit and loss and the host instrument will be classified and measured according to its nature.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

The Group uses financial derivatives as a tool for managing financial risks, mainly interest rates and exchange rates (See Note 7).

When these transactions meet certain requirements, they are considered "hedging".

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

•             In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, with the corresponding offset on the headings “Derivatives-Hedge Accounting” and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains (losses) from hedge accounting, net”, using, as a balancing item, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable).

•             In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

•             Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 41).

•             In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading "Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss – Hedging of net investments in foreign operations (effective portion)" in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences in valuation are recognized under the heading “Exchange differences, net" in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41).

Loss allowances on financial assets

The “expected losses” impairment model is applied to financial assets valued at amortized cost, to debt instruments valued at fair value with changes in other accumulated comprehensive income, to financial guarantee contracts and other commitments. All financial instruments valued at fair value through profit or loss are excluded from the impairment model

The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

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

Both, the modeling for expected losses estimates and the factors affecting such losses forecasts require considerable judgment, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions:

•             Default

The Group has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, and coherent with the definition applied by the Group within the prudential context. The Group has considered the existence of default when one of the following situations occurs:

•           Payment past-due for more than 90 days; or

•           There are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2020, the Group has not considered periods higher than 90 days for any significant portfolio.

These criteria are aligned in all the geographies where the Group operates, being only minor differences kept in order to facilitate management adoption al a national level. In this sense, national criteria are permitted, within the Group standards and searching for consistency and coherence between the geographies, easing the adoption of the default definition management.

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

Credit risk management for wholesale counterparties is carried out at the customer (or group) level. For this reason, the classification of any of a client's exposures as impaired, whether due to more than 90 days of default or due to any of the subjective criteria, implies the classification as impaired of all the client's exposures. There may be some justified exception that, in any case, are not significant.

Regarding retail clients, which are managed at the operation level, the scoring systems review their score, among other reasons, in the event of a breach in any of their transactions which also triggers the necessary recovery actions. These include refinancing measures that, where appropriate, may lead to all customer transactions being considered impaired. Furthermore, given the granularity of the retail portfolios, the differential behavior of these clients in relation to their products and collateral provided, as well as the time necessary to find the best solution, the Group has established as an indicator that when a transaction of a retail client has default in excess of 90 days and this represents more than 20% of the client's total balance, all its transactions are considered impaired, this without prejudice to the fact that lower limits have been established due to management practices in some geography.

•             Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally (for more detail on the methodology used, see Note 7.2.1):

•           Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life (see Note 7.2.1).

•           Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating and scoring systems or macroeconomic scenarios, so the quantitative analysis covers the majority of circumstances. The Group uses additional qualitative criteria to identify significant increase in credit risk and thus, to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used. Such qualitative criteria are the following:

•           More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2020, the Group has not considered periods higher than 30 days.

•           Watch list: They are subject to special watch by the Risk units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•           Refinance or restructuring that does not show evidence of impairment, or that, having been previously identified, the existence of significant increase in credit risk is still considered.

Although the standard introduces a series of operational simplifications, also known as practical solutions, for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date. This possibility is limited to those financial instruments that are classified as having high credit quality and high liquidity to comply with the liquidity coverage ratio (“LCR”). This does not prevent these assets from being assigned the credit risk coverage that corresponds to their classification as Stage 1 based on their credit rating and macroeconomic expectations.

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

Expected losses are measured both individually and collectively

The individualized estimate of credit losses results from calculating the difference between the expected cash flows discounted at the effective interest rate of the transaction and the carrying amount of the instrument (See Note 7.2.1).

For the collective measurement of expected losses the instruments are classified into groups of assets based on their risk characteristics. Exposure within each group is segmented according to credit risk common characteristics, which indicate the payment capacity of the borrower according to the contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors (see Note 7):

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

•           LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees. For these purposes, the probability of executing the guarantee is considered in the estimation, the moment until its ownership and subsequent realization, the expected cashflows and acquisition and sale costs.

•            CCF: cash conversion factor is the estimate made on off-balance sheet to determine the exposure subject to credit risk in the event of a default.

At the BBVA Group, the calculated expected credit losses are based on internal models developed for all portfolios within the IFRS 9 scope, except for the cases that are subject to individual analysis.

The calculation and recognition of expected losses includes exposures with governments and credit institutions, for which, despite having a reduced number of defaults in the information databases, internal models have been developed, considering, as sources of information, the data provided by external rating agencies or other observed in the market, such as changes in bond yields, prices of credit default swaps or any other public information on them.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very low. To achieve this, the Group generally evaluates the linear relationship between its estimated loss parameters (PD, GDP, EAD) with the historical and future forecasts of the macroeconomic scenarios.

Additionally, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using a methodology based on the use of three scenarios. The first is the most probable scenario (base scenario) that is consistent with that used in the Group's internal management processes, and two additional ones, one more positive and the other more negative. The combined outcome of these three scenarios is calculated considering the weight given to each of them. The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are the Gross Domestic Product (GDP), the real estate price index, interest rates and the unemployment rate, although, in the first place, the main goal is seeking the greatest predictive capacity with respect to the former two (see Note 7.2.1).

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

2.2.3. Financial guarantees

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

2.2.4. Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

The heading “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet includes the carrying amount of individual items or items integrated in a group ("disposal group") or that form part of a significant business line or geographic area that it is intended to be disposed of (“discontinued operation”) whose sale is highly probable that it will take place under the conditions in which such assets are currently located within a period of one year from the date to which the financial statements refer. Additionally, assets that were expected to be disposed of within a year but which disposal is delayed and is caused by events and circumstances beyond the control of the Group can be classified as held for sale (see Note 21).

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheet reflects the balances payable arising from disposal groups and discontinued operations.

The heading "Non-current assets and disposal groups as held for sale" includes the assets received by the subsidiaries for the satisfaction, in whole or in part, of the payment obligations of their debtors (foreclosed or received in payment of debt or recoveries from financial leasing transactions, unless the Group has decided to make continued use of those assets). The BBVA Group has specific units focused on real estate management and sale of these types of assets.

Non-current assets and disposal groups classified as held for sale are measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. An impairment or reversal of impairment for the difference is recognized if applicable. When the amount of the sale less estimated costs of sale is higher than the carrying value, the gain is not recognized until the moment of disposal and derecognition from the balance sheet.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under the heading “Non-current assets and disposal groups classified as held for sale”.

In the case of real estate assets foreclosed or received in payment of debts, they are initially recognized at the lower of: the restated carrying amount of the financial asset and the fair value at the time of the foreclosure or receipt of the asset less estimated sales costs. The carrying amount of the financial asset is updated at the time of the foreclosure, treating the real property received as a secured collateral and taking into account the credit risk coverage that would correspond to it according to its classification prior to the delivery. For these purposes, the collateral will be valued at its current fair value (less sale costs) at the time of foreclosure. This carrying amount will be compared with the previous carrying amount and the difference will be recognized as a provision increase, if applicable. On the other hand, the fair value of the foreclosed assets is based mainly on appraisals or valuations carried out by independent experts on an annual basis or more frequently if there are indications of impairment by appraisal, evaluating the need to apply a discount on the asset derived from the specific conditions of the asset or the market situation for these assets and in any case, deducting the company’s estimated sale costs.

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

Income and expense for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit (loss) after tax from discontinued operations” in the consolidated income statement (see Note 1.3 and 21). This heading includes the earnings from their sale or other disposal (net of tax effects).

2.2.5. Tangible Assets

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

For more information regarding the accounting treatment of right to use assets under lease terms, see Note 2.2.18 "Leases".

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing the net carrying amount of each item with its corresponding recoverable amount (see Note 17).

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

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Depreciation rates for tangible assets
Type of assets	Annual Percentage
Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%
Lease use rights	The lesser of the lease term or the useful life of the underlying asset

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

2.2.6. Business combinations

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

2.2.7. Intangible assets

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

Is the lowest level at which the entity manages goodwill internally.

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

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

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

Goodwill impairment losses are recognized under the heading "Impairment or reversal of impairment on non-financial assets – Intangible assets” (see Note 49).

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

The consolidated entities recognize any impairment losses on the carrying amount of these assets with charge to the heading “Impairment or reversal of impairment on non-financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 49). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.8. Insurance and reinsurance contracts

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

2.2.9. Tax assets and liabilities

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

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. These amounts are calculated by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 19).

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

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are recognized to the extent that it is probable that the consolidated entities will generate enough taxable profits to make deferred tax assets effective and do not correspond to those from initial recognition (except in the case of business combinations), which also does not affect the fiscal outcome.

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

2.2.10. Provisions, contingent assets and contingent liabilities

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

Among other items, these provisions include the commitments made to employees by some of the Group entities mentioned in Note 2.2.11, as well as provisions for tax and legal litigation.

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

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from businesses combinations) but are disclosed in the Notes to the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

2.2.11. Pensions and other post-employment commitments

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

Interest credits/charges relating to these commitments are charged and recognized in net terms under the headings “Interest and other income” or, where appropriated, “Interest expense” of the consolidated income statement (see Note 37).

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

They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.

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

The BBVA Group recognizes actuarial gains (losses) relating to early retirement benefits, long service awards and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which they arise (see Note 46). Actuarial gains (losses) relating to pension and medical benefits are directly charged and recognized under the heading "Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Actuarial gains (losses) on defined benefit pension plans" of equity in the consolidated balance sheet (see Note 30).

2.2.12. Equity-settled share-based payment transactions

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

2.2.13. Termination benefits

Termination benefits are recognized in the financial statements when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.14. Treasury shares

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

2.2.15. Foreign-currency transactions and exchange differences

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

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading "Exchange differences, net" in the consolidated income statements (see Note 41). However, the exchange differences in non-monetary items measured at fair value are recorded to equity under the heading “Accumulated other comprehensive income (loss) - Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

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

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation” in the consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - of other recognized income and expense of investments in joint ventures and associates" (Note 30) until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The financial statements of companies of hyperinflationary economies are restated for the effects of changes in prices before their conversion to euros following the provisions of IAS 29 "Financial information in hyperinflationary economies" (see Note 2.2.19). Both these adjustments for inflation and the exchange differences that arise when converting the financial statements of companies into hyperinflationary economies are accounted for in “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation”.

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

As of December 31, 2020, 2019 and 2018, the impact on the financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.19).

2.2.16. Recognition of income and expense

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

•           If the right to receive payment is received after the initial recognition, the dividends from the net equity instruments will be recognized within the consolidated income statement. If the dividends correspond indubitable to the profits of the issuer before the date of initial recognition, they will not be recognized as income but as reduction of the gross carrying amount of the equity instrument because it represents a partial recuperation of the investment. Amongst other circumstances, the generation date can be considered to be prior to the date of initial recognition if the amounts distributed by the issuer as from the initial recognition are higher than its profits during the same period.

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

2.2.17. Sales of assets and income from the provision of non-financial services

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.18. Leases

Effective January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The single lessee accounting model requires the lessee to record assets and liabilities for all lease contracts. The standard provides two exceptions to the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA elected to apply both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings ‘‘Tangible assets – Property plants and equipment’’ and ‘‘Tangible assets – Investment properties’’ of the consolidated balance sheet (see Note 17) and a lease liability representing its obligation to make lease payments which is recorded under the heading ‘‘ Financial liabilities at amortized cost – Other financial liabilities’’ in the consolidated balance sheet (see Note 22.5).

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

In case of electing one of the exceptions in order not to recognize the corresponding right to use and the liability in the consolidated balance sheets, payments related to the corresponding lease are recognized in the consolidated income statements, over the contract period, lineally, or in the way that best represents the structure of the lease operation, under the heading "Other operating expense” (see Note 42).

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

When the consolidated entities act as the lessor of an asset under finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and advances” in the accompanying consolidated balance sheets (see Note 14).

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

If a fair value sale and leaseback results in a lease, the profit or loss generated from the effectively transferred part of the sale is recognized in the consolidated income statement at the time of sale (only for the effectively transmitted part).

The assets leased out under operating lease contracts to other entities in the Group are treated in the Consolidated Financial Statements as for own use, and thus rental expense and income is eliminated in consolidation and the corresponding depreciation is recognized.

2.2.19. Entities and branches located in countries with hyperinflationary economies

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

During 2020, 2019 and 2018, the increase in the reserves of Group entities located in Argentina derived from the re-expression for hyperinflation (IAS 29) amounts to €343, €470 and €703 million, respectively, of which €228, €313 and €463 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income /(loss)” and €115, €157 and €240 million, respectively, within “Minority interests – Accumulated other comprehensive income/(loss)”. Furthermore, during 2020, 2019 and 2018 the decrease in the reserves of Group entities located in Argentina derived from the conversion (IAS 21) amounted to €482, €460 and €773 million, respectively, of which €320, €305 and €515 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income/(loss)”, and €162, €155 and €258 million, respectively, within “Minority interests – Accumulated other comprehensive income/(loss)”. The net impact of both effects is presented under the caption “Other increases or (-) decreases in equity” in the consolidated statement of changes in equity for the years ended December 31, 2020, 2019 and 2018. The net loss in the profit attributable to the parent company of the Group in 2020, 2019 and 2018 derived from the application of IAS 29 amounted to €148, €190 and €209 million, respectively. In addition, there is a net loss in the profit attributable to the parent company of the Group in 2020, 2019 and 2018 derived from the application of IAS 21 which amounted to €26, €34 and €57 million, respectively.

The breakdown of the General Price Index (“GPI”) and the inflation index used as of December 31, 2020 for the inflation of the financial statements of the Group companies located in Argentina is as follows:

General Price Index
0	2020
GPI	387
Average GPI	331
Inflation of the period	36.5%

Venezuela

Since 2009, the economy of Venezuela has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial reporting in hyperinflationary economies“.

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €5, €8 and €12 million in 2020, 2019 and 2018, respectively (see Note 2.2.15).

2.3. Recent IFRS pronouncements

Standards and interpretations that became effective in 2020

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective in 2020.

IAS 1 and IAS 8 – “Definition of Material”

The amendments clarify the definition of “material” in the preparation of the financial statements by aligning the definition of the Conceptual Framework, IAS 1 and IAS 8 (which, before such amendment, contained similar but not identical definitions). The new definition of material is as follows: “information is material if its omission, misrepresentation or obscuration can reasonably be expected to influence the decisions made by the primary users of a specific entity’s general purpose financial statements, based on those financial statements.”

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

IFRS 3 – “Definition of a business”

The amendment clarifies the difference between “acquiring a business” or “acquiring a group of assets” for accounting purposes. To determine whether a transaction is the acquisition of a business, an entity has to evaluate and conclude that the following two conditions are met:

•           The fair value of the assets acquired is not in a single asset or group of similar assets.

•           The set of acquired activities and assets includes, as a minimum, an input and a substantive process that together contribute to the ability to create products.

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 – Modifications – IBOR Reform

The IBOR Reform (Phase 1) refers to the amendments issued by the IASB on IFRS 9, IAS 39 and IFRS 7 to avoid that some accounting hedges have to be discontinued in the period before the reform of the reference rates becomes effective. BBVA Group applies IAS 39 for hedge accounting, and therefore the amendments to IFRS 9 referred to in this section do not apply.

In some cases, and/or jurisdictions, there may exist uncertainty about the future of some reference rates or their impact on the entity’s contracts, which directly causes uncertainty about the timing or amounts of cash flows of the hedged instrument or the hedging instrument. Due to such uncertainties, some entities may be forced to discontinue an accounting hedge, or not be able to designate new hedging relationships.

Consequently, the amendments include several temporary simplifications of the requirements for the application of hedge accounting which apply to all hedging relationships that are affected by the uncertainty arising from the Reform. A hedging relationship is affected by the reform if it generates uncertainty about the timing or amount of cash flows of the hedged financial instrument or the hedge linked to the specific benchmark. The simplifications refer to the requirements on the highly probable future transaction in cash flow hedges, on prospective and retrospective effectiveness (exemption from compliance with the 80%-125% effectiveness ratio) and on the need to separately identify the risk component.

As the amendments aim is to provide temporary exceptions to the application of certain specific hedge accounting requirements, these exceptions should terminate once the uncertainty is resolved or the hedge ceases to exist.

The Group also has cash flow and fair value hedge accounting relationships which are exposed to different IBORS, predominantly EURIBOR, LIBOR in US dollars and to a much lesser degree Sterling LIBOR and other benchmark interest rates. The Group considers that the amendments to IAS 39 and IFRS 7 are applicable when there is uncertainty about future cash flows.

The nominal amount of the hedging instruments directly affected by the IBOR reform as of December 31, 2020 is the following:

Millions of Euros
	LIBOR USD	LIBOR GBP	Other - TIIE (*)	TOTAL
Cash flow hedges	9,084	-	574	9,658
Fair value hedges	10,608	266	1,477	12,351

 (*) Equilibrium Interbank Interest Rate used in Mexico.

As of December 31, 2020, the Group considers that, in general, there is no uncertainty regarding EURIBOR as it has been replaced by the hybrid EURIBOR which uses a methodology that meets the standards required by the various international organizations. In the case of accounting hedges which are referenced to other benchmark interest rates, despite the uncertainty, based on the simplifications provided by the standard, the hedging relationships for the annual period that ended on December 31, 2020, will not be affected by the IBOR reform.

IFRS 16 –Leases – COVID-19 modifications

On May 28, 2020, the IASB approved an amendment to IFRS 16 to include a practical expedient to the accounting treatment for rent concessions (payment deferrals and temporary rent reductions) that occur due to a direct consequence of COVID-19 (see Note 1.5).

The amendment permits lessees to account for rent concessions as if they were not lease modifications to the initial ones.  It is applicable to rent concessions related to COVID-19, which reduces lease payments before June 30, 2021. This amendment is effective from June 1, 2020.

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

Standards and interpretations issued but not yet effective as of December 31, 2020

The following new International Financial Reporting Standards together with their Interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of December 31, 2020. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Modifications - IBOR reform

On August 27, 2020, the IASB issued the second phase of the IBOR reform that involves the introduction of amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, to ensure that the financial statements reflect the economic effects of the IBOR reform. The amendments focus on the accounting for financial instruments once a new benchmark has been introduced.

Such modifications introduce the practical simplification of accounting for changes in the cash flows of the financial instruments directly caused by the IBOR reform and, if they take place under an “economically equivalent” context, through the effective interest rate of the financial instrument update. Similarly, a practical simplification will be applied to IFRS 16 “Leases” for leases, when accounting for modifications in lease agreements as a consequence of the IBOR reform. Additionally, some exemptions to the hedging requirements are introduced so as not to discontinue certain hedging relationships. However, similar to the phase 1 amendments, these phase 2 amendments do not provide exceptions to the valuation requirements applicable to hedged items and hedging instruments in accordance with IFRS 9 or IAS 39. Thus, once the new benchmark has been implemented, the hedged items and hedging instruments must be valued according to the new index, and any possible ineffectiveness that may exist in the hedge will be recognized in profit or loss. On the other hand, new disclosures are introduced.

The IBOR transition is considered to be a complex initiative, which affects BBVA Group in different geographical areas and business lines, as well as in a multitude of products, systems and processes. Therefore, BBVA Group has established an IBOR transition program, provided with a robust governance structure by means of an Executive Steering Committee, with representation from senior management of the affected areas, which reports directly to the Group's Global Leadership Team. At the local level, each geography has defined a local governance structure with the participation of senior management. The coordination between geographies is realized through the Project Management Office (PMO) and the Global Working Groups that incorporate a multi-geographic and transversal view on the areas of Legal, Risk, Regulatory, Engineering, Finance and Accounting. The project also involves both Corporate Assurance of the different geographies and business lines and Global Corporate Assurance of the Group.

The IBOR transition project within BBVA Group takes into account the different approaches and timings of transition to the new RFRs (risk-free rate) when evaluating the economic, operational, legal, financial, reputational or compliance risks associated with the transition, as well as defining the lines of action to mitigate them. A relevant aspect of this transition is its impact on contracts referenced to LIBOR (mainly dollar) and EONIA rates that mature after 2021. In this regard, in the case of the EONIA, BBVA aims to carry out a novation of the contracts maturing after 2021 (it should be noted that these exposures are immaterial in the Group) and has already begun, proactively, the renegotiation of collateral contracts to adapt them to the operations against clearing houses homogeneously which already migrated last July. The Group already has new fallbacks in place which incorporate the €STR as a replacement rate, as well as language to incorporate this benchmark as the main reference rate in new contracts. In the case of LIBOR, BBVA Group has identified the stock of contracts expiring after 2021 and is working on the implementation of tools/systems that will allow the stock to be migrated to solutions such as those proposed by ISDA (Group entities are either already adhering to the ISDA protocol or in the process of doing so). Likewise, BBVA Group continues to work on adapting all its systems and processes to deal with alternative Risk Free Rates, such as SOFR and SONIA. In the case of EURIBOR, the European authorities have encouraged amendments of its methodology so that it complies with the requirements of the European Regulation on Benchmarks. BBVA actively participates in various working groups, including the EURO RFR WG which works specifically, amongst others, on the definition of fallbacks in contracts, in anticipation of an option to change the index in the future.

BBVA Group has a significant number of financial assets and liabilities referenced to IBOR rates, especially EURIBOR, which are used, among others, in loans, deposits, debt issuances and financial derivatives. Furthermore, although the exposure to EONIA is lower in the banking book, this benchmark interest rate is used in financial derivatives in the trading book, as well as in the collateral agreements and most are booked in Spain. In the case of LIBOR, the USD is the most relevant currency for both cash products and financial derivatives in the banking book and the trading book. Other LIBOR currencies (CHF, GBP and JPY) have a much lower specific weight.

These modifications introduced in the second phase of the reform will be mandatory as of January 2021, with possible early adoption. In this sense, based on the progress of the transition to the new indices in the Group, the BBVA Group has considered that it is not necessary to early adopt IBOR reform phase 2 in the BBVA Group in 2020. On January 13, 2021, the European Commission has endorsed the aforementioned modifications.

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

This Standard will be applied to the accounting years starting on or after January 1, 2023. In 2019, the Group established an IFRS 17 implementation project with the objective of harmonizing the criteria in the Group and with the participation of all the affected areas.

Amendments to IFRS 4 Insurance Contracts

The amendment to IFRS 4 includes a deferral in the temporary exception option regarding the application of IFRS 9 for entities whose business model is predominantly an insurance model until January 1, 2023, aligning it with the entry into force of the IFRS 17 Insurance Contracts rule. This modification will be applicable from January 1, 2021, although it will not have an impact on the Group since the Bank will not take such option.

3. BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2020:

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

The following table sets forth information related to the Group’s total assets as of December 31, 2020, 2019 and 2018, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of euros)
	2020	2019	2018
Banking and other financial services	705,683	666,366	646,199
Insurance and pension fund managing companies	28,667	29,300	26,684
Other non-financial services	1,826	2,071	2,793
Total	736,176	697,737	675,675

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

•           South America

The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay and Chile. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2020, are consolidated (see Note 2.1).

•           The United States

The Group’s activity in the United States is mainly carried out through the BBVA, S.A. New York branch, the Houston branch of BBVA Mexico, the stake in Propel Venture Partners and the business developed through its broker dealer BBVA Securities Inc. and a representative office in Silicon Valley (California). Regarding the sale agreement reached with PNC, it includes BBVA USA and other subsidiaries in the United States with activities related to the banking activity (see below “Significant transactions in the Group in 2020” in this same Note)

•           Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti BBVA Group.

•           Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Switzerland, Italy, Germany, the Netherlands, Finland and Romania, and branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom.

•           Asia-Pacific

The Group’s activity in this region is carried out through the Bank branches (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Significant transactions in the Group in 2020

Divestitures

Agreement for the sale of BBVA’s U.S. subsidiary to PNC Financial Service Group

On November 15, 2020, BBVA reached an agreement with The PNC Financial Services Group, Inc. for the sale of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business.

The agreement reached does not include the sale of the institutional business of the BBVA Group developed through its broker dealer BBVA Securities Inc. nor the participation in Propel Venture Partners US Fund I, L.P. which will be transferred by BBVA USA Bancshares, Inc. to entities of the BBVA Group prior to the closing of the transaction. In addition, BBVA will continue to develop the wholesale business that it currently carries out through its branch in New York.

The price of the transaction amounts to approximately $11,600 million. The price will be fully paid in cash.

It is expected that the transaction would result in a positive impact on BBVA Group’s Common Equity Tier 1 ratio (fully loaded) of approximately 294 basis points and positive results (net of taxes) of approximately €580 million (calculated at an exchange rate 1.20 EUR /USD). During the year ended December 31, 2020, approximately €300 million has been recognized for the entities to be disposed of (which corresponds to the results of the entities to be disposed of recognized in the caption Profit (loss) after tax from discontinued operations excluding the impacts of the impairment of goodwill), as well as an approximately positive impact of 9 basis points of Common Equity Tier I (fully loaded).

The closing of the transaction is subject to obtaining regulatory authorizations from the competent authorities. It is estimated that the closing of the transaction would take place in mid 2021.

Note 21 shows, among other information the condensed balance sheets of the entities to be disposed of as of December 31, 2020, 2019 and 2018 and the related condensed income statements as of and for the years ended December 31, 2020, 2019 and 2018.

Alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in order to develop the non-life insurance business in Spain, excluding the health insurance line of the business.

On December 14, 2020, once the required authorizations had been obtained, BBVA completed the operation and announced the transfer to Allianz, Compañía de Seguros y Reaseguros, S.A. of half plus one share of the company BBVA Allianz Seguros y Reaseguros, SA, for which it received €274 million, without taking into account a variable part of the price (up to 100 million euros depending on certain objectives and planned milestones). This operation has resulted in a profit net of taxes of 304 million euros and a positive impact on the fully loaded CET1 of the BBVA Group of 7 basis points.

Significant transactions in the Group in 2019

Divestitures

Sale of BBVA’s stake in BBVA Paraguay

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of its wholly-owned subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”). BBVA owned, directly and indirectly, 100% of its share capital in BBVA Paraguay.

On January 22, 2021 and after obtaining all required authorizations, BBVA has completed the sale to Banco GNB Paraguay, S.A., an affiliate of Grupo Gilinski, of its 100% direct and indirect stake share capital in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The amount received by BBVA amounts to approximately USD250 million (approximately €210 million). The transaction results in a capital loss of approximately €9 million net of taxes. A positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points is estimated to be recognized during the first quarter of 2021 (see Note 56).

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

Agreement for the creation of a joint-venture and transfer of the real estate business in Spain

On November 29, 2017, BBVA reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which an important part of the real estate business of BBVA in Spain was transferred (the “Business”).

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

On October 10, 2018, after obtaining all required authorizations, BBVA completed the transfer of the real estate business in Spain. Closing of the transaction has resulted in the sale of 80% of the share capital of the company Divarian Propiedad, S.A. to an entity managed by Cerberus. Divarian is the company to which the BBVA Group has contributed the Business.

The transaction did not have a significant impact on BBVA Group’s attributable profit of 2018 or the Common Equity Tier 1 (fully loaded) as of December 31, 2018.

4. Shareholder remuneration system

Cash Dividends

Throughout 2018, 2019 and 2020, BBVA’s Board of Directors approved the payment of the following dividends (interim or final dividends) fully in cash, recorded in “Total Equity- Interim Dividends” and “Total Equity – Retained earnings” of the consolidated balance sheet of the relevant year:

•           The Annual General Meeting of BBVA held on March 16, 2018 approved, under item 1 of the Agenda, the payment of a final dividend for 2017, in addition to other dividends previously paid, in cash for an amount equal to €0.15 (€0.1215 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2018, after deducting treasury shares held by the Group’s companies, amounted to €996 million and is recognized under heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2018.

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

•           The Annual General Meeting of BBVA held on March 15, 2019, approved, under item 1 of the Agenda, the payment of a final dividend for 2018, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2019, after deducting treasury shares held by the Group’s Companies, amounted to €1,064 million and is recognized under the heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2019.

•           The Board of Directors, at its meeting held on October 2, 2019, approved the payment in cash of €0.10 (€0.081 net of withholding tax) per BBVA share, as gross interim dividend based on 2019 results. The total amount paid to shareholders on October 15, 2019, after deducting treasury shares held by the Group´s companies, amounted to €665 million and is recognized under the heading “Total equity- Interim dividends” of the consolidated balance sheet as of December 31, 2019.

•           The Annual General Meeting of BBVA held on March 13, 2020, approved, under item 1 of the Agenda, the payment of a final dividend for 2019, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 9, 2020, after deducting treasury shares held by the Group’s Companies, amounted to €1,065 million and is recognized under the heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2020.

In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35.

On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribes prudent distributions to results of 2019 and 2020 but excluding distributions regarding 2021 until September 30, 2021, when the ECB will reevaluate the economic situation. BBVA intends to reinstate its dividend policy of the Group announced on February 1, 2017 once the recommendation ECB/2020/62 is repealed and there are no additional restrictions or limitations.

Proposal on allocation of earnings of BBVA, S.A. for 2020

The Board of Directors will submit for the approval of the Ordinary General Shareholders’ Meeting the proposal to apply the result of Banco Bilbao Vizcaya Argentaria, S.A. for the 2020 financial year amounting to €2,182 million of losses to the prior years’ losses account. Furthermore, the offsetting of the prior years’ losses will likewise be submitted for approval, the amount of which amounts to €2,182 million, after the application of the 2020 financial year results in accordance with the previous paragraph, against the voluntary reserves account under the "Retained earnings" heading.

Other shareholder remuneration

On January 29, 2021, it was announced that a cash distribution in the amount of €0.059 gross per share as shareholder remuneration in relation to the Group’s result in the 2020 financial year was expected to be submitted to the relevant governing bodies of BBVA for consideration (see Note 56).

5. Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2020	2019 (**)	2018 (**)
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	1,305	3,512	5,400
Adjustment: Additional Tier 1 securities (1)	(387)	(419)	(447)
Profit adjusted (millions of euros) (A)	917	3,093	4,953
Of which: profit from discontinued operations (net of non-controlling interest) (B) (See Note 21)	(1,729)	(758)	704
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (2)	6,668	6,668	6,668
Weighted average number of shares outstanding x corrective factor (3)	6,668	6,668	6,668
Adjusted number of shares - Basic earnings per share (C)	6,655	6,648	6,636
Adjusted number of shares - diluted earnings per share (D)	6,655	6,648	6,636
Earnings (losses) per share (*)	0.14	0.47	0.75
Basic earnings (losses) per share from continued operations (Euros per share)A-B/C	0.40	0.58	0.64
Diluted earnings (losses) per share from continued operations (Euros per share)A-B/D	0.40	0.58	0.64
Basic earnings (losses) per share from discontinued operations (Euros per share)B/C	(0.26)	(0.11)	0.11
Diluted earnings (losses) per share from discontinued operations (Euros per share)B/D	(0.26)	(0.11)	0.11

(1) Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).

(2) Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the year.

(3) Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

 (*) In 2020, 2019 and 2018 the weighted average number of shares outstanding was 6,668 million and the adjustment of additional Tier 1 securities amounted to €387 million (€419 and €447 million in 2019 and 2018, respectively).

 (**) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

As of December 31, 2020, 2019 and 2018, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

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

As of December 31, 2020, the structure of the information by operating segments of the BBVA Group remains basically the same as that of the financial year ended 2019, although BBVA reached agreements that, in some cases, could affect its structure. Due to the agreement reached for the sale of the Group's entire stake in BBVA USA Bancshares, Inc., parent company of the Group companies related to the banking business in the United States, the balance sheet items of the companies for sale and the gains and losses generated by them have been classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Notes 2.2.4 and 21). Likewise, in accordance with IFRS 8 “Operating Segments”, information on the United States operating segment including the balances of the companies for sale continues to be provided for the years 2020, 2019 and 2018. The BBVA Group's operating segments and the agreements reached are summarized below:

•           Spain

Includes mainly the banking and insurance business that the Group carries out in Spain, including the results of the new company BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3).

•           The United States

Includes the business activity of BBVA USA, comprising the Group's wholesale business through the New York branch, the stake in Propel Venture Partners and the business developed through its broker dealer BBVA Securities Inc. None of the aforementioned activities has been included in the sale agreement reached with PNC. Regarding this agreement, it includes BBVA USA and other subsidiaries in the United States with activities related to the banking activity (see Notes 1.3, 3 and Note 21).

•           Mexico

Includes banking and insurance businesses in this country as well as the activity of BBVA Mexico in Houston.

•           Turkey

Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•           South America

Primarily includes the Group´s banking and insurance businesses in the region. In relation to the sale of BBVA Paraguay, the closing of the transaction took place in January 2021 (see Note 3).

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

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2020, 2019 and 2018, is as follows:

Total assets by operating segments (Millions of Euros)
	2020	2019	2018
Spain	405,878	364,427	353,923
The United States	93,953	88,529	82,057
Mexico	110,224	109,079	97,432
Turkey	59,585	64,416	66,250
South America	55,435	54,996	54,373
Rest of Eurasia	22,881	23,257	18,845
Subtotal assets by operating segments	747,957	704,703	672,880
Corporate Center and adjustments	(11,781)	(6,967)	2,796
Total assets BBVA Group	736,176	697,737	675,675

The following table sets forth certain summarized information relating to results of each operating segment and Corporate Center for the years ended December 31, 2020, 2019 and 2018:

	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Adjustments (***)
2020
Net interest income	14,592	3,553	2,284	5,415	2,783	2,701	214	(149)	(2,209)
Gross income	20,166	5,554	3,152	7,017	3,573	3,225	510	(57)	(2,808)
Operating income	11,079	2,515	1,281	4,677	2,544	1,853	225	(876)	(1,140)
Operating profit /(loss) before tax	5,248	809	502	2,472	1,522	896	184	(1,160)	22
Profit (loss) after tax from discontinued operations	(1,729)	-	-	-	-	-	-	-	(1,729)
Net attributable profit (loss) (**)	1,305	606	429	1,759	563	446	137	(2,635)	-
2019 (*)
Net interest income	15,789	3,567	2,395	6,209	2,814	3,196	175	(233)	(2,335)
Gross income	21,522	5,656	3,223	8,029	3,590	3,850	454	(339)	(2,941)
Operating income	11,368	2,402	1,257	5,384	2,375	2,276	161	(1,294)	(1,193)
Operating profit /(loss) before tax	7,046	1,878	705	3,691	1,341	1,396	163	(1,457)	(670)
Profit (loss) after tax from discontinued operations	(758)	-	-	-	-	-	-	-	(758)
Net attributable profit (loss) (**)	3,512	1,386	590	2,699	506	721	127	(2,517)	-
2018 (*)
Net interest income	15,285	3,618	2,276	5,568	3,135	3,009	175	(269)	(2,227)
Gross income	20,936	5,888	2,989	7,193	3,901	3,701	415	(420)	(2,731)
Operating income	10,883	2,554	1,129	4,800	2,654	1,992	128	(1,291)	(1,083)
Operating profit /(loss) before tax	7,565	1,840	920	3,269	1,444	1,288	147	(1,329)	(15)
Profit (loss) after tax from discontinued operations	704	-	-	-	-	-	-	-	704
Net attributable profit (loss) (**)	5,400	1,400	736	2,367	567	578	96	(343)	-

(*) The figures corresponding to 2019 and 2018 have been restated (see Note 1.3).

(**) See Note 55.

(***) It includes the reclassification as “Profit (loss) after tax from discontinued operations” of the balances from companies for sale in BBVA USA (see Note 21).

7. Risk management

7.1. Risk factors

BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected. As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

In this context, there are a number of emerging risks that could affect the evolution of the Group's business. These risks are included in the following blocks:

•   The coronavirus (COVID-19) pandemic is adversely affecting the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession in 2020 and relatively moderate activity growth in 2021, so that probably only from 2022 will the GDP levels observed before the crisis recover. Among other challenges, these countries are experiencing widespread increases in unemployment levels and falls in production, while public debt has increased significantly due to support and spending measures implemented by government authorities. In addition, there is an increase in defaults on debts by both companies and individuals, volatility in financial markets, including exchange rates, and falls in the value of assets and investments, all of which have had a negative impact on the Group's in the year 2020 and is expected to continue to affect in the future.

Furthermore, the Group may be affected by the measures adopted by regulatory authorities in the banking sector, including but not limited to, the recent reductions in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments, the adoption of payment deferrals measures for bank clients (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments) and facilities to grant credit through a line of guarantees or public guarantees, especially to companies and the self-employed individuals, as well as any changes in the financial asset purchase programs.

Since the outbreak of COVID-19 pandemic, the Group has experienced a decline in its activity. For example, the granting of new loans to individuals has significantly decreased since the beginning of mobility restriction measures approved in certain countries in which the Group operates. In addition, the Group faces several risks, such as a greater risk of impairment of the value of its assets (including financial instruments valued at fair value, which may undergo significant fluctuations) and of the securities held for liquidity reasons, a possible significant increase in non-performing loans and a negative impact on the cost of the Group's financing and its access to financing (especially in an environment where credit ratings are affected).

Furthermore, in several of the countries in which the Group operates, including Spain, the Group has temporarily closed a significant number of its offices and reduced opening hours to the public, and the teams that provide central services have been working remotely. Although these measures have been gradually reversed due to the continued expansion of the COVID-19 pandemic, it is unclear how long it will take until normal operations can fully resume. On the other hand, the pandemic could adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the higher demand and / or lower availability of certain resources could in some cases make it more difficult to maintain the service levels. In addition, the generalization of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

As a result of the above, the COVID-19 pandemic has had an adverse effect on the Group's results and capital base. During the first half of the year the main accumulated impacts were:

(i)              an increase in the cost of risk associated with the lending activity, mainly due to the deterioration of the macroeconomic environment, which has had a negative impact of €2,009 million in the Group (including the initial adverse effect of the payment deferral) and provisions for credit risk and contingent commitments for €95 million, (see Notes 7.2, 46 and 47); and

(ii)             a deterioration in the goodwill of the Group's subsidiary in the United States, mainly due to the deterioration of the macroeconomic scenario in the United States, which has had a net negative impact of €2,084 million on the Group's attributed profit in this period (although this impact does not affect the tangible book value, nor the solvency or the liquidity of the Group) (see Notes 18.1 and 49).

From June 30, 2020 on, and as a consequence of the general deterioration of the global macroeconomic scenario, its specific effects cannot be isolated, affecting all of the Group's consolidated Financial Statements.

•    Macroeconomic and geopolitical risks

The Global economy is being severely affected by the COVID-19 pandemic. Supply, demand and financial factors caused an unprecedented fall in GDP in the first half of 2020. Supported by strong fiscal and monetary policy measures, as well as greater control over the spread of the virus, global growth rebounded more than expected in the third quarter, before slowing down in the fourth, when the number of infections rose again in many regions, mainly in the United States and Europe. As for 2021, the unfavorable evolution of the pandemic is expected to adversely affect activity in the short term, while new fiscal and monetary stimuli, as well as the administering of coronavirus vaccines, are expected to support recovery from mid-year onwards.

Following the massive fiscal and monetary stimuli to support economic activity and reduce financial tensions, government debt has increased across the board and interest rates have been cut, and are now at historical low levels. Additional countercyclical measures may be required. Similarly, a significant reduction in current stimuli is not expected, at least until the recovery takes hold.

Tensions in the financial markets have moderated rapidly since the end of March 2020, following the decisive actions taken by the main central banks and the fiscal packages announced in many countries. In recent months, the markets have shown relative stability and, at certain times, risk-taking movements. Likewise, progress related to the development of COVID-19 vaccines and prospects for economic recovery should pave the way for financial volatility to persist at relatively low levels in general going forward.

BBVA Research estimates that global GDP contracted by around 2.6% in 2020 and will expand by around 5.3% in 2021 and 4.1% in 2022. Activity will recover gradually and heterogeneously among countries. Various epidemiological, financial and geopolitical factors are also contributing to the persistent exceptionally high uncertainty.

With regard to the banking system, in an environment in which much of the economic activity has been at a stand still for several months, the services provided have played an essential role, basically for two reasons: firstly, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; secondly, the granting of new lending or the renewal of existing lending has reduced the impact of the economic slowdown on household and business income. The support provided by the banks over the months of lockdown and public guarantees have been essential in softening the impact of the crisis on companies' liquidity and solvency, meaning that banking has become its main source of funding for most companies.

In terms of profitability, European and Spanish banking have deteriorated, primarily because many entities recorded high provisions for impairment on financial assets in the first two quarters of 2020 as a result of the worsening macroeconomic environment following the pandemic outbreak. Pre-pandemic profitability levels remained far from the levels prior to the previous financial crisis. This is in addition to the accumulation of capital since the previous crisis and the very low interest rate environment that we have been experiencing for several years. Nevertheless, the banks are facing this situation from a healthy position and with solvency that has been constantly increasing since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater lending capacity.

The BBVA Group has a General Risk Management and Control Model appropriate to its business model, its organization, the countries in which it operates and its corporate governance system, which allows it to carry out its activity within the framework of the risk management and control strategy and policy defined by the corporate bodies. This model deals with management in global form adapting itself to the circumstances of each moment. This Model is applied integrally in the Group.

 In this sense, from the beginning of the crisis, the BBVA Group implemented specific measures for the proper management of these associated risks, establishing different global initiatives that define the risk management strategy during the crisis, with common action protocols that should be implemented and adapted, when needed, to local needs.

The BBVA Group global risk unit - Global Risk Management (hereinafter, “GRM”) - has increased the frequency and intensity of the evaluation of potential impacts on the different groups and clients, in order to prevent their future evolution, and carried out appropriate adjustments and reclassifications, reinforcing its processes, governance and teams in Holding and countries to act in a coordinated manner, focusing priority on crisis management

Over the past year, it has been found that the pandemic has a global impact, affecting to a greater extent the sectors in which there is a high level of human interaction (transport, especially air transport, leisure, especially hotel establishments, as well as industries and activities dependent on them), regardless of the regional area in question. For this reason, the Bank's risk management has clearly been intensified by sectorial vectors over other conditioning factors such as geographic.

•    Regulatory and reputational risks

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

The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, the internal control model, the Code of Conduct, the Corporate Principles in tax matters and Responsible Business Strategy of the Group.

•    Business, operational and legal risks

New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control.

The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are usually party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to other government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result into sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.

In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts, have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.

All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.

It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations, but such outcome could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.

As of December 31, 2020, the Group had €612 million in provisions for the proceedings it is facing (included in the line "Provisions for litigation and pending tax cases" in the consolidated balance sheet) (see Note 25), of which €574 million correspond to legal contingencies and €38 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group ́s interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On 29th July, 2019, the Bank was named as an official suspect (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as official suspects in connection with this investigation. The Bank has been and continues to proactively collaborate with the Spanish judicial authorities, including sharing with the courts the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the approval of the consolidated financial statements, no formal accusation against the Bank has been made.

This criminal judicial proceeding is at the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

7.2. Credit risk

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

•           Improve the financial health of our clients, help them in their decision making and in the daily management of their finances based on personalized advice.

•           Help our clients in the transition towards a sustainable future, with a focus on climate change and inclusive and sustainable social development.

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

Payment deferral

This governance scheme has been fundamental in managing the COVID-19 crisis in all the geographies where the Group operates, where both, assessing the flow of necessary funds for the economies with the rigor in the analysis and monitoring of the credit quality of the exposures.

Since the beginning of the pandemic, the Group has offered payment deferral to its customers (retail, SMEs and wholesale) in all the geographies where it operates. These moratoriums have been both legislative (based on national laws) and non-legislative (based on sectorial or individual schemes), aimed at mitigating the effects of COVID-19. Depending on the cases, the payment of principal and / or interest has been postponed, maintaining the original contract. Generally, these deferrals have been given for a period of less than one year. This measure has been extended to different sectors, being Leisure, Real Estate and Auto the main users. The deadline to qualify for the moratorium has been extended in some geographies in recent months, having already come to an end in Mexico and Argentina. In the others, where this measure is still in force, this period ends in the first quarter of 2021, except Turkey (in May 2021), Colombia (in July 2021) and the USA (in January 2022).

Specifically, the Group's participation in the following moratorium or public guarantee measures by geography stands out:

•           In Spain, payment deferral measures have been covered mainly by Royal Decree Law 8/2020 and 11/2020, as well as the agreement promoted by the Spanish Banking Association (hereinafter “AEB”) to which BBVA has adhered.

The moratoriums covered by the Royal Decree Law have been proposed to the especially vulnerable groups indicated in the regulation. These measures consist of payment deferral of three months of principal and interest. In addition, the possibility of customers joining sector agreements for the remaining term until the limit established has been offered that, once said legal moratorium has expired. By type of customer, they are aimed at individuals, individual or self-employed entrepreneurs, and by type of product, mortgage, personal loans or consumer loans.

The moratoriums granted under the sectorial agreement of the AEB are aimed at individuals for up to 12 months of capital deferral in the case of mortgage loans and up to 6 months in personal loans. Said sector agreement has been in force until September 29, 2020, but it has been extended until March 30, 2021, although the new conditions only provide for the payment deferral of capital in mortgages up to 9 months, remaining 6 months on personal loans.

In addition, the Official Credit Institute (ICO) has published several aid programs aimed at the self-employed, SMEs and companies, through which a guarantee of between 60% and 80% is granted for a period of up to 5 years to the new financing granted. The amount of the guarantee and its length depends on the size of the company and the type of product. The ICO has also subsidized individuals the amount of the rent up to 6 months in loans up to 6 years.

•           In Mexico, the National Banking Commission of Securities (“CNBV”) published official letters P285/2020 of March 26, 2020 and P293/2020 of April 15, 2020, allowing the granting of capital and interest payment deferral for a period 4 months extendable for additional 2 additional months. These measures were mainly used by individuals and companies, affecting mortgage loans, personal loans and consumer loans, including credit cards.

•           In the United States, payment deferral measures have been mainly encouraged by the CARES Act, signed on March 27, 2020, which includes a wide range of supporting measures for companies and individuals, as well as an interagency statement (Office of the Comptroller of the Monetary Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of Consumer Financial Protection and National Administration of Credit Unions) of April 7, 2020.

•           In Turkey, in mid March the government announced a program to stimulate the economy (Economic Stability Shield) allowing banks to defer payments for 3 months, with the possibility of extending up to 6 months, which was accompanied by several communications of the Banking Regulation and Supervisory Agency (“BRSA”) in this regard. These supporting measures are granted to both individuals and companies.

Likewise, public support programs have been recognized guaranteeing up to 80% of loans granted to companies for a period of 1 year.

•           In Colombia, the binding legislation for payment deferral comes from the Financial Superintendency, specifically from its Circulars 07/2020 and 14/2020, as well as from Resolution No. 385. The payment deferral consists of the deferral of payments of principal and interest until 6 months. The term to avail themselves of them has been extended until July 2021.

•           In Peru, measures were approved through various official letters issued by the Superintendency of Banking and Insurance (“SBS”), allowing the deferral of principal and interest payments initially up to 6 months and then extended to 12, mainly to individuals, self-employed and small companies.

Additionally, there have been public support programs such as “Reactiva”, “Crecer” or “FAE” aimed at companies and micro-companies with guaranteed amounts that, depending on the program and the type of company, are in a range of between 60% and 98%.

•           In Argentina, payment deferral measures are based on state legislation such as Royal Decree 544/2020 or Decree 319/202, as well as various Central Bank regulations. Aimed at a broad group of customers, they facilitate deferral of capital and interest for up to 3 months.

Certain public support programs offering guarantees of up to 100% to micro-SMEs or individuals and up to 25% to other companies in financing for up to 1 year.

The amount of payment deferrals (existing and completed) and the financing granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of December 31, 2020 are as follows:

Amount of payment deferral and financing with public guarantees as of December 31, 2020 (Millions of Euros)
	Payment deferral				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total Payment deferral and guarantees	(%) credit investment
Group	6,803	27,025	33,828	2,843,977	18,619	271,870	52,446	13.1%

The amount of payment deferrals (existing and completed) and financing granted with public guarantees given at a Group level, broken down by segment, as of December 31, 2020 are as follows:

Amount of payment deferral and financing with public guarantees as of December 31, 2020 (Millions of Euros)
	Payment deferral			Financing with public guarantees
	Existing	Completed	Total
Group	6,803	27,025	33,828	18,619
Customers	4,657	16,676	21,333	1,237
Of which: Mortgages	3,664	8,723	12,387	1
SMEs	1,031	5,056	6,087	11,373
Non-financial corporations	1,055	5,095	6,150	5,930
Other	60	198	258	79

Amount of payment deferral by stages as of December 31, 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Group	21,670	9,761	2,397	33,828
Customers	13,608	5,920	1,805	21,333
Of which: Mortgages	8,310	3,163	914	12,387
SMEs	4,326	1,461	299	6,087
Non-financial corporations	3,495	2,362	293	6,150
Other	240	17	-	258

The payment deferral measures for bank customers result in the temporary suspension, total or partial, of the contractual obligations with a deferral for a specific period of time. Considering that the payment deferrals granted in connection with COVID-19 provide temporary relief to debtors and that the economic value of the affected loans has not been significantly impacted, the payment deferral measures granted have not been considered substantial contractual modifications and, therefore, modified loans are accounted for as a continuation of the originals. When a payment deferral does not generate interest collection rights, a temporary loss of value is triggered for the transaction, which is calculated as the difference between the current value of the original and the modified cash flows, both discounted at the effective interest rate of the original transaction. The difference is recognized at the initial time in the income statement under the heading “Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” in the balance sheet as a reduction of the asset value of the loans. From that point on, said correction accrues as net interest income at the original effective interest rate within the period of the payment deferral. Thus, at the end of the moratorium period, the impact on net attributed profit is basically neutral.  As of December 31, 2020, the temporary value loss of the payment deferral included in the consolidated income statements amounted to €304 million, from which €300 million have already been recognized as a higher interest margin as of that date.

Regarding the classification of exposures according to their credit risk, the Group has maintained a rigorous application of IFRS 9 when granting the payment deferrals and has reinforced the procedures for monitoring credit risk both throughout the life of the transactions and at their maturity.

This means that the payment deferrals granting does not imply in itself an automatic trigger for a significant increase in risk and that the transactions subject to the payment deferrals are initially classified in the stage they had previously, unless, based on their risk profile, they should be classified in a worse stage. On the other hand, as evidence of payment has ceased to exist or has been reduced, the Group has introduced additional indicators or segmentations to identify the significant increase in credit risk that may have occurred in some transactions or a set of them and, where appropriate, it has been classified in Stage 2. Furthermore, the indications provided by the European Banking Authority (EBA) have been taken into account to not consider forbearance the payment deferrals that meet a series of requirements. All this without prejudice to maintaining its consideration as a forbearance if it was previously qualified as such or classifying the exposure in the corresponding stage previously stated.

On the other hand, the treatment planned for the payment deferrals that expire and may require additional support will be in accordance with the updated evaluation of the customer's credit quality and the characteristics of the solution granted. If applicable, they will be treated as Refinancing or Restructuring as described in Note 7.2.7 of the Financial Statements.

Regarding public support for the loans’ lending, it does not affect the evaluation of the significant increase in risk since it is valued through the credit quality of the instrument. However, in estimating the expected loss, the existence of the guarantor implies a possible reduction in the level of provisions necessary since, for the hedged part, the loss that would be incurred in the foreclosure of the guarantee is taken into account.

The public guarantees granted in the different geographies in which the Group operates have been considered as an integral part of the terms and conditions of the loans granted under the consideration that the guarantees are granted at the same time that the financing is granted to the client and in a way inseparable from it.

7.2.1. Measurement of Expected Credit Loss (ECL)

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, including the time value of money and a forward-looking perspective (including the economic forecast), all this based on the information that is available at a certain point in time and that is reasonable and bearable with respect to future economic conditions.

Therefore, the recognition and measurement of expected credit losses is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into the ECL model.

The modeling of the ECL calculation is subject to a governance system that is common to the entire Group. Within this common framework, each geography makes the necessary adaptations to capture its particularities. The methodology, assumptions and observations used by each geography are reviewed annually, and after a validation and approval process, the outcome of this review is incorporated into the ECL calculations.

Risk parameters by homogeneous groups

Expected losses can be estimated both individually and collectively. Regarding the collective estimate, the instruments are distributed in homogeneous groups (segments) that share similar risk characteristics. Following the guidelines established by the Group for the development of models under IFRS 9, each geography performs the grouping based on the information available, its representativeness or relevance and compliance with the necessary statistical requirements.

Depending on the portfolio or the parameter being estimated, one risk driver or another will apply and different segments will reflect differences in PDs and LGDs. Thus, in each segment, changes in the level of credit risk will respond to the impact of changing conditions on the common range of credit risk drivers. The effect on the group’s credit risk in response to changes in forward-looking information will be considered as well. Macroeconomic modeling for each segment is carried out using some of the shared risk characteristics.

These segments share credit risk characteristics such that changes in credit risk in a part of the portfolio are not concealed by the performance of other parts of the portfolio. In that sense, the methodology developed for ECL estimation indicates the risk drivers that have to be taken into account for PD segmentation purposes, depending on whether the estimation is for retail or wholesale portfolios.

As an example of the variables that can be taken into consideration to determine the final models, the following stand out:

•           PD - Retail: Contractual residual maturity, credit risk scoring, type of product, days past due, forbearance, time on books, time to maturity, nationality of the debtor, sale channel, original term, indicator of credit card activity, percentage of initial drawn balance.

•           PD - Wholesale: Credit Risk Rating, type of product, watch-list level, forbearance (client), time to maturity, industry sector, updated balance (y/n), written off, grace period.

•           LGD – retail: credit Risk Scoring, segment, type of product, secured / unsecured, type of collateral, sales channel, nationality, business area, debtor’s commercial segment, forbearance (account) EAD (this risk driver could be correlated with the time on books or the LTV so, before including it, an assessment should be done in order to avoid a double counting effect), time on default of the account (for defaulted exposures), geographical location.

•           LGD - wholesale: credit Risk Rating, geographical location, segment, type of product, secured / Unsecured, type of collateral, business area, forbearance (client), debtor’s commercial segment time on default of the deal (for defaulted exposures).

•           CCF: wholesale/retail, percentage of initial drawn balance, debtor’s commercial segment, days past due, forbearance, credit limit activity, time on books.

In the BBVA Group, the expected losses calculated are based on the internal models developed for all the Group's portfolios, unless clients are subject to individualized estimates.

Exposures with other credit institutions, sovereign debt or with public administrations are characterized by a low number of defaults, so the Group's historical bases do not contain sufficiently representative information to build impairment models based on them. However, there are external sources of information that, based on broader observations, are capable of providing the necessary inputs to develop models of expected losses. Therefore, based on the rating assigned to these exposures and taking into account the inputs obtained from these sources, the calculations of expected losses are developed internally, including their projection based on the macroeconomic perspectives.

Individual estimation of expected credit losses

The Group periodically and individually reviews the situation and credit rating of its customers, regardless of their classification, taking into consideration the information deemed necessary to do so. It also has procedures in place within the risk management framework to identify the factors that may lead to increased risk and, consequently, to a greater need for provisions.

The monitoring model established by the Group consists of continuously monitoring the risks to which it is exposed, which guarantees their proper classification in the different categories of IFRS 9. The original analysis of the exposures is reviewed through the procedures for updating the rating tools (rating and scoring), which periodically review the financial situation of clients, influencing the classification by stages of exposures.

Within this credit risk management framework, the Group has procedures that guarantee the review, at least annually, of all its wholesale counterparties through the so-called financial programs, which include the current and proposed positioning of the Group with the customer in terms of credit risk. This review is based on a detailed analysis of the client's up-to-date financial situation, which is complemented by other information available in relation to individual perspectives on business performance, industry trends, macroeconomic prospects or other public data. As a result of this analysis, the preliminary rating of the client is obtained, which, after undergoing the internal procedure, can be revised down if deemed appropriate (for example, general economic environment or evolution of the sector). These factors in addition to the information that the client can provide are used to review the ratings even before the scheduled financial plan reviews are conducted if circumstances warrant.

Additionally, the Group has established procedures to identify wholesale customers in the internal Watch List category, which is defined as that risk in which, derived from an individualized credit analysis, an increase in credit risk is observed, either due to economic or financial difficulties or because they have suffered, or are expected to suffer, adverse situations in their environment, without meeting the criteria for classification as impaired risk. Under this procedure, all a customer's Watch List exposures are considered Stage 2 regardless of when they originated, if as a result of the analysis the customer is considered to have significantly increased risk.

Finally, the Group has so-called Workout Committees, both local and corporate, which analyze not only the situation and evolution of significant clients in Watch List and doubtful situations, but also those significant clients in which, without having still rated on Watch List, they may present some Stage 2 rated exposure for a quantitative reason (PD comparison from origination). This analysis is carried out in order to decide if, derived from this situation, all the client's exposures should be considered in the Watch List category, which would imply the migration of all the client's operations to Stage 2 regardless of the date on which they originated.

With this, the Group supports an individualized review of the credit quality of its wholesale counterparties, identifying the situations in which a change in the risk profile of these clients may have occurred and proceeding, where appropriate, to estimate individualized credit losses.  Along with this review, the Group individually estimates the expected losses of those clients whose total exposure exceeds certain thresholds, including those that part of their operations may be classified in stage 1 and part in stage 2. In setting thresholds, each geography determines the minimum amount of a client's exposure whose expected losses must be estimated individually taking into account the following:

•           For clients with exposures in stage 3. The analysis of clients with total risk above this threshold implies analyzing at least 40% of the total risk of the wholesale portfolio in stage 3. Although the calibration of the threshold is done on the wholesale portfolio, clients of other portfolios must be analyzed if they exceed the threshold, staying in Stage 3.

•           For all other situations. The analysis of clients with total risk above this threshold implies analyzing at least 20% of the total risk of the Watch List wholesale portfolio. Although the threshold calibration is carried out on the exposure classified as Watch List, wholesale clients or clients belonging to other portfolios that have exposures classified in stage 2 and whose total exposure exceeds the mentioned threshold must be analyzed individually, considering both the exposures classified in stage 1 as in stage 2.

Regarding the methodology for the individual estimation of expected losses, it should be mentioned, firstly, that these are measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted at the financial asset’s effective interest

The estimated recoverable amount should correspond to the amount calculated under the following method:

•           The present value of estimated future cash flows discounted at the financial asset’s original effective interest rate; and

•           The estimation of the recoverable amount of a collateralized exposure reflects the cash flows that may result from the liquidation of the collateral.

The estimated future cash flows depend on the type of approach applied, which can be:

Going concern scenario: when the entity has updated and reliable information about the solvency and ability of payment of the holders or guarantors. The operating cash flows of the debtor, or the guarantor, continue and can be used to repay the financial debt to all creditors. In addition, collateral may be exercised to the extent it does not influence operating cash flows. The following aspects should be taken into account:

•           Future operating cash flows should be based on the financial statements of the debtor.

•           When the projections made on these financial statements assume a growth rate, a constant or decreasing growth rate must be used over a maximum growth period of 3 to 5 years, and subsequently constant cash flows

•           The growth rate should be based on the analysis of the evolution of the debtor's financial statements or on a sound and applicable business restructuring plan, taking into account the resulting changes in the structure of the company (for example, due to divestments or the interruption of unprofitable lines of business).

•           (Re)-investments that are needed to preserve cash flows should be considered, as well as any foreseeable future cash-flow changes (e.g. if a patent or a long-term loan expires).

•           When the recoverability of the exposure relies on the realization of the disposal of some assets by the debtor, the selling price should reflect the estimated future cash flows that may result from the sale of the assets less the estimated costs associated with the disposal.

Gone concern scenario: when the entity does not have updated and reliable information, it should consider that the estimation of loan receivable flows is of high uncertainty. Estimation should be carried out through the estimation of recoverable amounts from the effective real guarantees received. It will not be admissible as effective guarantees, those whose effectiveness depends substantially on the creditworthiness of the debtor or economic group in which it takes part. Under a gone concern scenario, the collateral is exercised and the operating cash flows of the debtor cease. This could be the case if:

•           The exposure has been past due for a long period. There is a rebuttable presumption that the allowance should be estimated under a gone concern criterion when arrears are greater than 18 months.

•           Future operating cash flows of the debtor are estimated to be low or negative.

•           Exposure is significantly collateralized, and this collateral is central to cash-flow generation

•            There is a significant degree of uncertainty surrounding the estimation of the future cash flows. This would be the case if the earnings before interest, taxes, depreciation and amortization (EBITDA) of the two previous years had been negative, or if the business plans of the previous years had been flawed (due to material discrepancies in the back-testing)

•            Insufficient information is available to perform a going concern analysis

Significant increase in credit risk

As indicated in Note 2.2, the criteria for identifying the significant increase in risk are applied consistently throughout the Group, distinguishing between quantitative reasons or by comparison of probabilities of default and qualitative reasons (more than 30 days of default, watch list consideration or non-impaired refinancing).

To manage credit risk, the Group uses all relevant information that is available and that may affect the credit quality of the exposures. This information may come mainly from the internal processes of admission, analysis and monitoring of operations, from the strategy defined by the Group regarding the price of operations or distribution by geographies, products or sectors of activity, from the observance of the macroeconomic environment, from market data such as interest rate curves, or prices of the different financial instruments, or from external sources of credit rating.

This set of information is the basis for determining the rating and scoring (see note 7.1.4 for more information on rating and scoring systems) corresponding to each of the exposures and which are assigned a probability of default (PD) that, as already mentioned, it undergoes an annual review process that assesses its representativeness (backtesting) and is updated with new observations. Furthermore, the projection of these PDs over time has been modeled based on macroeconomic expectations, which allows obtaining the probabilities of default throughout the life of the operations.

Based on this common methodology, and in accordance with the provisions of IFRS 9 and the EBA guidelines on credit risk management practices (EBA / GL / 2017/06), each geography has established absolute and relative thresholds for identifying whether the expected changes in the probabilities of default have increased significantly compared to the initial moment, adapted to the particularities of each one of them in terms of origination levels, product characteristics, distribution by sectors or portfolios, and macroeconomic situation. To establish the aforementioned thresholds, a series of general principles are considered, such as:

Uniformity: Based on the rating and scoring systems that, in a homogeneous manner, are implemented in the Group's units.

 Stability: The thresholds must be established to identify the significant increase in risk produced in exposures since their initial recognition and not only to identify those situations in which it is already foreseeable that they will reach the level of impairment. For this reason, it is to be expected that of the total exposures there will always be a representative group for which said increased risk is identified.

 Anticipation: The thresholds must consider the identification of the increased risk in advance with respect to the recognition of the exposures as impaired or even before a real default occurs. The calibration of the thresholds should minimize the cases in which the instruments are classified in stage 3 without having previously been recognized as stage 2.

 Indicators or metrics: It is expected that the classification of the exposures in stage 2 will have sufficient permanence to allow them to develop an anticipatory management of them before, where appropriate, they end up migrating to stage 3.

 Symmetry: IFRS 9 provides for a symmetric treatment both to identify the significant increase in risk and to identify that it has disappeared, so the thresholds also work to improve the credit classification of exposures. In this sense, it is expected that the cases in which the exhibitions that improve from stage 3 are directly classified into stage 1 will be minimal.

The identification of the significant increase in risk from the comparison of the probabilities of default should be the main reason why exposures in stage 2 are recognized.

Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:

Current PD – Origination PD> Absolute threshold (pbs)

These absolute and relative thresholds are consistently established for each geography and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geography are included within the annual review process and, generally, are in the range of 30% to 250% for the relative threshold and from 10 to 150 basis points for the absolute threshold.

The establishment of absolute and relative thresholds, as well as their different levels, comply with the provisions of IFRS 9 when it indicates that a certain change, in absolute terms, in the risk of a default will be more significant for a financial instrument with a lower initial risk of default compared to a financial instrument with higher initial risk of default.

For existing contracts before the implementation of IFRS 9, given the limitations in the information available on them, the thresholds are calibrated based on the PDs obtained from the prudential or economic models for calculating capital.

Risk Parameters Adjusted by Macroeconomic Scenarios

Expected Credit Loss must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, including forward-looking macroeconomic information. BBVA Group uses the classical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

BBVA Group´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

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

The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.

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

The approach in BBVA Group consists on using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting…) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios. This effect is calculated taking into account the weighted weight of the expected loss determined for each scenario.

In general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL On the other hand, the BBVA Group also takes into account the range of possible scenarios when defining its significant increase in credit risk. Thus, the PDs used in the quantitative process to identify the significant increase in credit risk will be those that result from making a weighted average of the PDs calculated under the three scenarios.

Macroeconomic scenarios as a result of the COVID-19 pandemic

The COVID-19 pandemic has generated a macroeconomic uncertainty situation with a direct impact on credit risk of the entities, particularly, on the expected credit losses under IFRS 9. Even though the situation is unclear and of an unforeseeable time length, the expectation is that this situation will provoke a severe recession followed by an economic recovery, which will not achieve the pre-crisis GDP levels in the short-term, supported by the measures issued by governments and monetary authorities.

This situation has allowed the accounting authorities and the banking supervisors to adopt measures in order to mitigate the impacts that this crisis could imply on the calculation of expected credit losses under IFRS 9 as well as on solvency, urging:

•           the entities to evaluate all the available information, weighing more the long-term forecasts against the short-term economic situation

•           the governments to adopt measures to avoid the effects of impairment,

•           the entities to develop managerial measures as the design of specific products adapted to the situation which could occur during this crisis.

Almost all accounting and prudential authorities have issued recommendations or measures within the COVID-19 crisis framework regarding the estimation of the expected losses under IFRS 9 in a coordinated manner.

The common denominator of all of these recommendations is that, given the difficulty of establishing reliable macroeconomic forecasts, the transitory term of the economic shock and the need to incorporate the effect of the mitigating measures issued by the governments, a review of the automatic application of the models in order to increase the weight of the long-term macroeconomic forecasts in the calculation of the expected losses is needed. As a result thereof, the expected outcome over the lifetime of the transactions will have more weight than the short-term macroeconomic impact.

In this respect, the BBVA Group has taken into account those recommendations in the calculation of the expected credit losses under IFRS 9, considering that the economic situation caused by the COVID-19 pandemic is transitory and will be followed by a recovery, even if there is uncertainty over the level and the time period of such recovery. As a consequence, different scenarios have been taken into consideration in the calculation of expected losses, resulting in the model management believes suits best the current economic situation and the combined recommendations issued by the authorities. In addition to the outcome of the calculation of the scenarios, individual analysis of exposures which could be most affected by the circumstances caused by the COVID-19, have been taken into account.

The estimate for the next five years of the Gross Domestic Product (GDP), of the variation in the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, is determined by BBVA Research and it has been used at the time of the calculation of the expected credit loss as of December 31, 2020:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.20%)	16.44%	(1.44%)	(8.85%)	4.57%	1.71%	2.07%	13.45%
2021	6.63%	16.03%	(3.28%)	4.58%	5.40%	(1.23%)	9.08%	12.60%
2022	6.27%	12.72%	4.56%	3.80%	5.17%	0.32%	5.30%	11.58%
2023	2.95%	10.82%	5.79%	1.62%	5.04%	0.31%	4.13%	11.58%
2024	2.07%	9.58%	3.66%	1.47%	4.91%	1.01%	4.11%	11.19%
2025	2.01%	8.55%	3.57%	1.47%	4.76%	1.72%	4.10%	10.85%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(11.74%)	12.75%	(10.64%)	13.60%	(6.80%)	18.14%
2021	12.56%	10.29%	9.95%	14.39%	6.80%	16.14%
2022	5.25%	10.00%	3.52%	11.88%	3.70%	14.53%
2023	3.68%	8.73%	2.08%	8.99%	3.15%	14.28%
2024	3.58%	7.23%	2.11%	7.69%	3.27%	12.49%
2025	3.35%	6.88%	2.14%	6.78%	3.60%	12.28%

Estimate of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.48%)	16.95%	(1.98%)	(9.25%)	4.62%	1.81%	(0.01%)	13.98%
2021	5.99%	17.51%	(5.08%)	3.71%	5.57%	(1.32%)	5.52%	14.05%
2022	6.04%	14.35%	3.48%	3.53%	5.35%	0.15%	4.53%	12.58%
2023	2.93%	12.41%	5.44%	1.55%	5.19%	0.31%	4.01%	11.95%
2024	2.07%	11.14%	3.20%	1.45%	5.03%	1.02%	3.99%	11.38%
2025	2.01%	9.99%	3.12%	1.46%	4.88%	1.71%	3.98%	11.03%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(13.04%)	12.80%	(13.00%)	13.98%	(7.51%)	18.23%
2021	10.05%	10.48%	5.54%	15.40%	5.48%	16.40%
2022	4.52%	10.23%	2.54%	12.80%	3.46%	14.83%
2023	3.69%	8.93%	1.98%	9.60%	3.15%	14.57%
2024	3.58%	7.41%	1.98%	8.18%	3.27%	12.78%
2025	3.35%	7.06%	2.01%	7.28%	3.60%	12.55%

Negative scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.76%)	17.44%	(2.60%)	(9.64%)	4.67%	1.89%	(2.10%)	14.49%
2021	5.37%	18.94%	(6.69%)	2.84%	5.75%	(1.48%)	1.75%	15.51%
2022	5.82%	15.92%	2.49%	3.25%	5.53%	(0.06%)	3.56%	13.64%
2023	2.88%	13.99%	4.94%	1.48%	5.34%	0.17%	3.92%	12.33%
2024	2.03%	12.70%	2.45%	1.41%	5.17%	0.99%	3.91%	11.56%
2025	1.97%	11.45%	2.36%	1.41%	5.02%	1.70%	3.91%	11.20%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(14.33%)	12.85%	(15.28%)	14.34%	(8.25%)	18.31%
2021	7.53%	10.69%	0.89%	16.38%	4.16%	16.66%
2022	3.78%	10.48%	1.33%	13.69%	3.16%	15.10%
2023	3.69%	9.15%	1.86%	10.19%	3.15%	14.84%
2024	3.57%	7.62%	1.83%	8.63%	3.27%	13.04%
2025	3.35%	7.27%	1.86%	7.75%	3.60%	12.80%

The estimate for the next five years of the Gross Domestic Product (GDP), is determined by BBVA Research and it has been used at the time of the calculation of the expected credit loss as of December 31, 2019:

GDP for the main geographies
	Spain			Mexico			Turkey			United States
Date	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario
2019	0.96%	1.54%	2.15%	(0.58%)	0.23%	1.06%	(0.60%)	3.32%	7.06%	1.16%	2.12%	3.13%
2020	1.35%	1.87%	2.42%	0.93%	1.66%	2.39%	(0.68%)	2.48%	5.27%	1.00%	1.81%	2.62%
2021	2.01%	2.10%	2.19%	2.05%	2.14%	2.23%	4.60%	4.74%	4.91%	1.84%	1.92%	2.03%
2022	1.85%	1.89%	1.88%	2.07%	2.14%	2.19%	4.28%	4.38%	4.47%	1.83%	1.86%	1.91%
2023	1.81%	1.85%	1.85%	2.11%	2.15%	2.17%	4.31%	4.38%	4.50%	1.88%	1.91%	1.94%

GDP for the main geographies
	Peru			Argentina			Colombia
Date	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario
2019	0.34%	2.92%	5.43%	(7.41%)	(2.47%)	2.40%	1.93%	3.29%	4.58%
2020	0.32%	2.46%	4.56%	(6.62%)	(2.57%)	0.85%	1.71%	2.73%	3.74%
2021	3.07%	3.28%	3.49%	2.08%	2.30%	2.51%	3.61%	3.61%	3.61%
2022	3.39%	3.39%	3.39%	1.64%	1.78%	1.88%	3.59%	3.59%	3.59%
2023	3.86%	3.86%	3.86%	1.95%	2.10%	2.23%	3.59%	3.59%	3.59%

Sensitivity to macroeconomic scenarios

A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and House Prices have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire projection window. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.

Variation in provisions is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage1 where 12 months of losses are valued: or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario.

Expected loss variation
	BBVA Group						Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Mortgages	Wholesaler	Fixed income	Total Portfolio	Mortgages	Companies	Total Portfolio	Mortgages	Cards	Total Portfolio	Mortgages	Cards
-100pb	3.55%	3.47%	3.72%	3.91%	1.58%	3.72%	4.39%	3.96%	3.91%	2.20%	6.30%	1.56%	1.58%	1.62%
+100pb	(3.25%)	(3.14%)	(3.03%)	(3.69%)	(1.97%)	(3.32%)	(3.57%)	(3.53%)	(3.64%)	(2.07%)	(5.78%)	(1.47%)	(1.55%)	(1.47%)
Housing price
-100pb							5.41%	0.79%		3.13%
+100pb							(5.35%)	(0.77%)		(4.47%)

Additional adjustments to expect loss measurement

In addition to what is described on individualized and collective estimates of expected losses and macroeconomic estimates, the Group may supplement the expected losses if it deems it necessary to collect the effects that may not be included, either by considering risk drivers or by the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be temporary, until the reasons that motivated them disappear or materialize.

For this reason, the expected losses have been supplemented with additional amounts that have been considered necessary to collect the particular characteristics of borrowers, sectors or portfolios and that may not be identified in the general process. Of the supplementary amounts recognized throughout the year, at the end of the year 2020, 244 million euros are pending allocation to specific borrowers, of which 223 million euros are located in Spain (mainly 57 million euros based on the volume of arrears pending maturity and whose behavior pattern is still subject to uncertainty, 127 million euros in sectors most affected by the pandemic and 40 million euros as a complement to the individualized analyzes) and 21 million euros in the United States in relation to the uncertainty of the Oil & Gas sector.

7.2.2. Credit risk exposure

In accordance with IFRS 7 “Financial instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of December 31, 2020, 2019 and 2018 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		68,075
Debt securities	10	23,970
Equity instruments	10	11,458
Loans and advances	10	32,647
Non-trading financial assets mandatorily at fair value through profit or loss		5,198
Loans and advances	11	709
Debt securities	11	356
Equity instruments	11	4,133
Financial assets designated at fair value through profit or loss	12	1,117
Derivatives (trading and hedging)		46,302
Financial assets at fair value through other comprehensive income		69,537
Debt securities		68,404	67,995	410	-
Equity instruments	13	1,100
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		379,857	334,552	30,607	14,698
Loans and advances to central banks		6,229	6,229	-	-
Loans and advances to credit institutions		14,591	14,565	20	6
Loans and advances to customers		323,252	277,998	30,581	14,672
Debt securities		35,785	35,759	6	20
Total financial assets risk		570,084	-	-	-
Total loan commitments and financial guarantees		179,440	165,726	12,682	1,032
Loan commitments given	33	132,584	124,104	8,214	265
Financial guarantees given	33	10,665	9,208	1,168	290
Other commitments given	33	36,190	32,414	3,300	477
Total maximum credit exposure		749,524

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2019	Stage 1	Stage 2	Stage 3
Financial assets held for trading		69,503
Debt securities	10	26,309
Equity instruments	10	8,892
Loans and advances	10	34,303
Non-trading financial assets mandatorily at fair value through profit or loss		5,557
Loans and advances	11	1,120
Debt securities	11	110
Equity instruments	11	4,327
Financial assets designated at fair value through profit or loss	12	1,214
Derivatives (trading and hedging)		39,462
Financial assets at fair value through other comprehensive income		61,293
Debt securities		58,841	58,590	250	-
Equity instruments	13	2,420
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		451,640	402,024	33,624	15,993
Loans and advances to central banks		4,285	4,285	-	-
Loans and advances to credit institutions		13,664	13,500	158	6
Loans and advances to customers		394,763	345,449	33,360	15,954
Debt securities		38,930	38,790	106	33
Total financial assets risk		628,670
Total loan commitments and financial guarantees		181,116	169,663	10,452	1,001
Loan commitments given	33	130,923	123,707	6,945	270
Financial guarantees given	33	10,984	9,804	955	224
Other commitments given	33	39,209	36,151	2,552	506
Total maximum credit exposure		809,786

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2018	Stage 1	Stage 2	Stage 3
Financial assets held for trading		59,581
Debt securities	10	25,577
Equity instruments	10	5,254
Loans and advances	10	28,750
Non-trading financial assets mandatorily at fair value through profit or loss		5,135
Loans and advances	11	1,803
Debt securities	11	237
Equity instruments	11	3,095
Financial assets designated at fair value through profit or loss	12	1,313
Derivatives (trading and hedging)		38,249
Financial assets at fair value through other comprehensive income		56,365
Debt securities		53,737	53,734	3	-
Equity instruments	13	2,595
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		431,927	384,632	30,902	16,394
Loans and advances to central banks		3,947	3,947	-	-
Loans and advances to credit institutions		9,175	9,131	34	10
Loans and advances to customers		386,225	339,204	30,673	16,348
Debt securities		32,580	32,350	195	35
Total financial assets risk		592,571
Total loan commitments and financial guarantees		170,511	161,404	8,120	987
Loan commitments given	33	118,959	113,403	5,308	247
Financial guarantees given	33	16,454	14,902	1,220	332
Other commitments given	33	35,098	33,099	1,591	408
Total maximum credit exposure		763,082

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

The breakdown by geographical location and Stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2020, 2019 and 2018 is shown below:

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,983	171,397	16,387	8,199	(5,679)	(753)	(849)	(4,077)	190,304	170,644	15,538	4,122
Mexico	52,211	46,373	4,071	1,767	(2,211)	(685)	(442)	(1,083)	50,000	45,688	3,628	684
Turkey (**)	39,633	30,832	5,806	2,995	(2,338)	(246)	(535)	(1,557)	37,295	30,586	5,272	1,438
South America (***)	34,499	28,484	4,312	1,703	(1,870)	(320)	(460)	(1,090)	32,629	28,165	3,852	612
Others	925	912	5	8	(7)	(1)	-	(6)	918	911	4	2
Total (****)	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860
Of which: individual					(2,611)	(10)	(479)	(2,122)
Of which: collective					(9,494)	(1,995)	(1,808)	(5,691)

(*)   Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)  In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2020, the remaining balance was €363 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	197,058	173,843	14,599	8,616	(5,311)	(712)	(661)	(3,939)	191,747	173,131	13,939	4,677
The United States	57,387	49,744	7,011	632	(688)	(165)	(342)	(182)	56,699	49,580	6,670	450
Mexico	60,099	54,748	3,873	1,478	(2,013)	(697)	(404)	(912)	58,087	54,052	3,469	566
Turkey (**)	43,113	34,536	5,127	3,451	(2,613)	(189)	(450)	(1,974)	40,500	34,347	4,677	1,477
South America (***)	36,265	31,754	2,742	1,769	(1,769)	(366)	(323)	(1,079)	34,497	31,388	2,419	690
Others	839	824	7	9	(8)	(1)	(1)	(6)	832	823	6	2
Total (****)	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861
Of which: individual					(2,795)	(6)	(347)	(2,441)
Of which: collective					(9,608)	(2,123)	(1,834)	(5,652)

(*)    Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)  In South America, BBVA Group operates mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2019 the remaining balance was €433 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2018 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,447	172,599	12,827	10,021	(5,874)	(713)	(877)	(4,284)	189,574	171,886	11,951	5,737
The United States	57,321	50,665	5,923	733	(658)	(206)	(299)	(153)	56,663	50,459	5,624	580
Mexico	52,858	48,354	3,366	1,138	(1,750)	(640)	(373)	(737)	51,107	47,714	2,992	401
Turkey (**)	43,718	34,883	6,113	2,722	(2,241)	(171)	(591)	(1,479)	41,479	34,712	5,523	1,244
South America (***)	36,098	31,947	2,436	1,715	(1,656)	(338)	(234)	(1,084)	34,442	31,609	2,202	631
Others	783	756	8	19	(19)	-	(1)	(18)	763	755	7	1
Total (****)	386,225	339,204	30,673	16,348	(12,199)	(2,070)	(2,374)	(7,755)	374,027	337,134	28,299	8,593
Of which: individual					(3,333)	(3)	(504)	(2,826)
Of which: collective					(8,866)	(2,067)	(1,870)	(4,929)

(*)    Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)   In South America, BBVA Group operates mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

(****)  The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2018 the remaining balance was €540 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2020, 2019 and 2018 is shown below:

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,439	19,163	200	76	(48)	(14)	(9)	(25)	19,391	19,149	191	51
Other financial corporations	9,856	9,747	95	14	(39)	(25)	(6)	(7)	9,817	9,722	88	7
Non-financial corporations	142,547	119,891	15,179	7,477	(6,123)	(774)	(1,110)	(4,239)	136,424	119,117	14,069	3,238
Individuals	151,410	129,196	15,108	7,106	(5,895)	(1,192)	(1,161)	(3,542)	145,515	128,005	13,946	3,564
Loans and advances to customers	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,281	27,511	682	88	(59)	(15)	(22)	(21)	28,222	27,496	660	66
Other financial corporations	11,239	11,085	136	17	(31)	(19)	(2)	(10)	11,207	11,066	134	8
Non-financial corporations	173,254	148,768	16,018	8,468	(6,465)	(811)	(904)	(4,750)	166,789	147,957	15,114	3,718
Individuals	181,989	158,085	16,523	7,381	(5,847)	(1,283)	(1,252)	(3,312)	176,142	156,801	15,272	4,069
Loans and advances to customers	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861

December 2018 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,632	27,740	764	128	(84)	(21)	(25)	(38)	28,549	27,719	739	91
Other financial corporations	9,490	9,189	291	11	(22)	(13)	(4)	(4)	9,468	9,176	286	6
Non-financial corporations	169,764	145,875	15,516	8,372	(6,260)	(730)	(1,190)	(4,341)	163,503	145,145	14,327	4,031
Individuals	178,339	156,400	14,102	7,838	(5,833)	(1,305)	(1,155)	(3,372)	172,506	155,094	12,946	4,466
Loans and advances to customers	386,225	339,204	30,673	16,348	(12,199)	(2,070)	(2,374)	(7,755)	374,027	337,134	28,299	8,593

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of December 31, 2020, 2019 and 2018 is shown below:

December 2020 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	7	-	502	1,798	528	2,835	3,021
Credit card debt	-	-	-	2	1,485	11,605	13,093	14,220
Commercial debtors		898	-	317	14,262	67	15,544	15,796
Finance leases	-	197	-	6	7,125	322	7,650	8,013
Reverse repurchase loans	472	-	1,914	-	71	-	2,457	2,463
Other term loans	5,690	18,111	3,972	5,799	111,141	132,603	277,317	287,467
Advances that are not loans	48	260	8,721	3,191	1,084	473	13,777	13,833
LOANS AND ADVANCES	6,209	19,475	14,608	9,817	136,966	145,598	332,672	344,813
By secured loans
Of which: mortgage loans collateralized by immovable property		372	-	209	22,091	94,147	116,819	120,194
Of which: other collateralized loans	472	952	-	317	3,763	2,059	7,562	7,776
By purpose of the loan
Of which: credit for consumption						39,799	39,799	43,037
Of which: lending for house purchase						94,098	94,098	95,751
By subordination
Of which: project finance loans					10,721		10,721	11,032

December 2019 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	9	-	118	2,328	595	3,050	3,251
Credit card debt	-	10	1	3	1,940	14,401	16,355	17,608
Commercial debtors		971	-	230	15,976	99	17,276	17,617
Finance leases	-	227	-	6	8,091	387	8,711	9,095
Reverse repurchase loans	-	-	1,817	-	26	-	1,843	1,848
Other term loans	4,240	26,734	4,121	7,795	137,934	160,223	341,047	351,230
Advances that are not loans	35	865	7,743	3,056	951	506	13,156	13,214
LOANS AND ADVANCES	4,275	28,816	13,682	11,208	167,246	176,211	401,438	413,863
By secured loans
Of which: mortgage loans collateralized by immovable property		1,067	15	261	23,575	111,085	136,003	139,317
Of which: other collateralized loans	-	10,447	93	2,106	29,009	6,893	48,548	49,266
By purpose of the loan
Of which: credit for consumption						46,356	46,356	49,474
Of which: lending for house purchase						110,178	110,178	111,636
By subordination
Of which: project finance loans					12,259		12,259	12,415

December 2018 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	10	-	151	2,833	648	3,641	3,834
Credit card debt	-	8	1	2	2,328	13,108	15,446	16,495
Commercial debtors		948	-	195	16,190	103	17,436	17,716
Finance leases	-	226	-	3	8,014	406	8,650	9,077
Reverse repurchase loans	-	293	477	-	-	-	770	772
Other term loans	3,911	26,839	2,947	7,030	133,573	157,760	332,060	342,264
Advances that are not loans	29	1,592	5,771	2,088	984	498	10,962	11,025
LOANS AND ADVANCES	3,941	29,917	9,196	9,468	163,922	172,522	388,966	401,183
By secured loans
Of which: mortgage loans collateralized by immovable property		1,056	15	219	26,784	111,809	139,883	144,005
Of which: other collateralized loans	-	7,179	285	1,389	31,393	6,835	47,081	47,855
By purpose of the loan
Of which: credit for consumption						40,124	40,124	42,736
Of which: lending for house purchase						111,007	111,007	112,952
By subordination
Of which: project finance loans					13,973		13,973	14,286

7.2.3. Mitigation of credit risk, collateralized credit risk and other credit enhancements

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

The procedures for the management and valuation of collateral are set out in the corporate general policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers. The criteria for the systematic, standardized and effective treatment of collateral in credit transaction procedures in BBVA Group’s wholesale and retail banking are included in the Specific Collateral Rules.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The valuation of the collateral is taken into account in the calculation of the expected losses. The Group has developed internal models to estimate the realization value of the collaterals received, the time that elapses until then, the costs for their acquisition, maintenance and subsequent sale, from real observations based on its own experience. This modeling is part of the LGD estimation processes that are applied to the different segments, and is included within the annual review and validation procedures.

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

The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2020 is presented in Note 7.3.2.

•           Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).

As of December 31, 2020, 2019 and 2018, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).

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

The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.6), by type of collateral, as of December 31, 2020, 2019 and 2018, is the following:

December 2020 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	14,678	2,717	789	18	52	575
Total	14,678	2,717	789	18	52	575

December 2019 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	15,959	3,396	939	35	221	542
Total	15,959	3,396	939	35	221	542

December 2018 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	16,359	3,484	1,255	13	317	502
Total	16,359	3,484	1,255	13	317	502

The value of guarantees received as of December 31, 2020, 2019 and 2018, is the following:

Guarantees received (Millions of Euros)
	2020	2019	2018
Value of collateral	116,900	152,454	158,268
Of which: guarantees normal risks under special monitoring	11,296	14,623	14,087
Of which: guarantees non-performing risks	3,577	4,590	5,068
Value of other guarantees	47,012	35,464	16,897
Of which: guarantees normal risks under special monitoring	4,045	3,306	1,519
Of which: guarantees non-performing risks	575	542	502
Total value of guarantees received	163,912	187,918	175,165

The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2020, 2019 and 2018 amounts to €1,032, €1,001 and €987 million, respectively (see Note 7.2.2).

7.2.4. Credit quality of financial assets that are neither past due nor impaired

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

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2020:

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

The table below outlines the distribution by probability of default within 12 months and stages of the gross carrying amount of loans and advances to customers in percentage terms of the BBVA Group as of December 31, 2020, 2019 and 2018:

Probability of default (basis points)
	2020		2019		2018
	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)
	%	%	%	%	%	%
0 to 2	4.0	-	5.5	-	9.6	-
2 to 5	10.2	0.1	6.3	-	10.8	0.1
5 to 11	7.7	0.1	14.6	0.2	6.3	-
11 to 39	26.8	0.5	24.5	0.8	20.9	0.4
39 to 194	24.0	2.3	24.5	1.6	30.1	1.8
194 to 1,061	15.1	3.4	14.0	3.6	12.2	3.6
1,061 to 2,121	1.5	1.2	1.4	1.2	1.6	1.2
> 2,121	0.6	2.5	0.4	1.5	0.2	1.2
Total	89.9	10.1	91.0	9.0	91.7	8.3

7.2.5. Impaired secured loan risks

The breakdown of loans and advances, within financial assets at amortized cost, non-performing and accumulated impairment, as well as the gross carrying amount, by counterparties as of December 31, 2020, 2019 and 2018 is as follows:

December 2020 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	6,229	-	(20)	-
General governments	19,439	76	(48)	0.4%
Credit institutions	14,591	6	(16)	-
Other financial corporations	9,856	14	(39)	0.1%
Non-financial corporations	142,547	7,477	(6,123)	5.2%
Agriculture, forestry and fishing	3,438	132	(108)	3.8%
Mining and quarrying	4,349	47	(59)	1.1%
Manufacturing	33,771	1,486	(1,129)	4.4%
Electricity, gas, steam and air conditioning supply	13,490	591	(509)	4.4%
Water supply	899	17	(15)	1.9%
Construction	10,019	1,397	(722)	13.9%
Wholesale and retail trade	24,594	1,456	(1,223)	5.9%
Transport and storage	8,117	489	(368)	6.0%
Accommodation and food service activities	8,337	358	(294)	4.3%
Information and communications	5,764	73	(60)	1.3%
Financial and insurance activities	5,298	123	(132)	2.3%
Real estate activities	10,025	617	(494)	6.2%
Professional, scientific and technical activities	2,886	177	(124)	6.1%
Administrative and support service activities	3,955	142	(192)	3.6%
Public administration and defense; compulsory social security	129	5	(4)	3.5%
Education	665	54	(43)	8.1%
Human health services and social work activities	1,812	67	(59)	3.7%
Arts, entertainment and recreation	1,131	46	(65)	4.1%
Other services	3,871	198	(523)	5.1%
Households	151,410	7,106	(5,895)	4.7%
LOANS AND ADVANCES	344,072	14,678	(12,141)	4.3%

December 2019 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	4,285	-	(9)	-
General governments	28,281	88	(60)	0.3%
Credit institutions	13,664	6	(15)	-
Other financial corporations	11,239	17	(31)	0.2%
Non-financial corporations	173,254	8,467	(6,465)	4.9%
Agriculture, forestry and fishing	3,758	154	(124)	4.1%
Mining and quarrying	4,669	100	(86)	2.1%
Manufacturing	39,517	1,711	(1,242)	4.3%
Electricity, gas, steam and air conditioning supply	12,305	684	(575)	5.6%
Water supply	900	14	(16)	1.6%
Construction	10,945	1,377	(876)	12.6%
Wholesale and retail trade	27,467	1,799	(1,448)	6.6%
Transport and storage	9,638	507	(392)	5.3%
Accommodation and food service activities	8,703	279	(203)	3.2%
Information and communications	6,316	95	(65)	1.5%
Financial and insurance activities	6,864	191	(140)	2.8%
Real estate activities	19,435	782	(527)	4.0%
Professional, scientific and technical activities	4,375	167	(140)	3.8%
Administrative and support service activities	3,415	118	(134)	3.4%
Public administration and defense, compulsory social security	282	5	(6)	1.7%
Education	903	41	(38)	4.5%
Human health services and social work activities	4,696	66	(55)	1.4%
Arts, entertainment and recreation	1,396	47	(39)	3.4%
Other services	7,671	331	(360)	4.3%
Households	181,989	7,381	(5,847)	4.1%
LOANS AND ADVANCES	412,711	15,959	(12,427)	3.9%

December 2018 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	3,947	-	(6)	-
General governments	28,198	128	(84)	0.4%
Credit institutions	9,175	10	(12)	0.1%
Other financial corporations	9,490	11	(22)	0.1%
Non-financial corporations	170,182	8,372	(6,260)	4.9%
Agriculture, forestry and fishing	3,685	122	(107)	3.3%
Mining and quarrying	4,952	96	(70)	1.9%
Manufacturing	36,772	1,695	(1,134)	4.6%
Electricity, gas, steam and air conditioning supply	13,853	585	(446)	4.2%
Water supply	1,061	19	(15)	1.8%
Construction	11,899	1,488	(1,007)	12.5%
Wholesale and retail trade	25,833	1,624	(1,259)	6.3%
Transport and storage	9,798	459	(374)	4.7%
Accommodation and food service activities	7,882	315	(204)	4.0%
Information and communications	5,238	113	(72)	2.1%
Financial and insurance activities	6,929	147	(128)	2.1%
Real estate activities	17,272	834	(624)	4.8%
Professional, scientific and technical activities	5,096	204	(171)	4.0%
Administrative and support service activities	3,162	128	(125)	4.0%
Public administration and defense, compulsory social security	319	5	(7)	1.6%
Education	912	31	(31)	3.4%
Human health services and social work activities	4,406	63	(63)	1.4%
Arts, entertainment and recreation	1,323	59	(41)	4.5%
Other services	9,791	386	(382)	3.9%
Households	178,355	7,838	(5,833)	4.4%
LOANS AND ADVANCES	399,347	16,359	(12,217)	4.1%

The changes during the years 2020, 2019 and 2018 of impaired financial assets and contingent risks are as follow:

Changes in impaired financial assets and contingent risks (Millions of Euros)
	2020	2019	2018
Balance at the beginning	16,770	17,134	20,590
Additions	9,533	9,857	9,792
Decreases (*)	(5,024)	(5,874)	(6,909)
Net additions	4,509	3,983	2,883
Amounts written-off	(3,603)	(3,803)	(5,076)
Exchange differences and other	(968)	(544)	(1,264)
Balance at the end	16,708	16,770	17,134

  (*)  Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the year as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.

The changes during the years 2020, 2019 and 2018 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2020	2019	2018
Balance at the beginning		26,245	32,343	30,139
Companies held for sale (*)		(4,646)	-	-
Increase		3,440	4,712	6,164
Decrease:		(2,715)	(11,039)	(4,210)
Re-financing or restructuring		(7)	(2)	(10)
Cash recovery	47	(339)	(919)	(589)
Foreclosed assets		(479)	(617)	(625)
Sales (**)		(1,223)	(8,325)	(1,805)
Debt forgiveness		(607)	(493)	(889)
Time-barred debt and other causes		(60)	(682)	(292)
Net exchange differences		(323)	230	250
Balance at the end		22,001	26,245	32,343

 (*)  Amount in 2020 is mainly due to the sale of the stake in BBVA USA (see Notes 3 and 21).

(**)  Includes principal and interest.

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.

7.2.6. Loss allowances

Movements in gross accounting balances and accumulated allowances for loan losses during 2020 and 2019 are recorded on the accompanying consolidated balance sheet as of December 31, 2020 and 2019, in order to cover the estimated loss allowances in loans and advances and debt securities measured at amortized cost.

Changes in gross accounting balances of loans and advances at amortized cost. 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	363,234	33,518	15,959	412,711
Transfers of financial assets:	(11,935)	8,807	3,128	-
Transfers from stage 1 to Stage 2	(15,843)	15,843	-	-
Transfers from stage 2 to Stage 1	5,107	(5,107)	-	-
Transfers to Stage 3	(1,701)	(2,659)	4,359	-
Transfers from Stage 3	502	729	(1,231)	-
Net annual origination of financial assets	16,119	(827)	102	15,395
Becoming write-offs	(3)	(2)	(2,944)	(2,949)
Changes in model / methodology	-	-	-	-
Foreign exchange	(21,472)	(2,342)	(1,157)	(24,970)
Modifications that do not result in derecognition	(204)	827	511	1,134
Other	(283)	(190)	270	(204)
Discontinued operations	(46,664)	(9,190)	(1,192)	(57,045)
Closing balance	298,793	30,601	14,678	344,072

Changes in allowances of loans and advances at amortized cost. 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	(2,149)	(2,183)	(8,094)	(12,427)
Transfers of financial assets:	184	(511)	(1,806)	(2,133)
Transfers from stage 1 to Stage 2	156	(923)	-	(766)
Transfers from stage 2 to Stage 1	(50)	253	-	202
Transfers to Stage 3	81	218	(1,950)	(1,652)
Transfers from Stage 3	(3)	(59)	144	83
Net annual origination of allowances	(872)	(795)	(1,329)	(2,996)
Becoming write-offs	-	-	2,567	2,568
Changes in model / methodology	-	-	-	-
Foreign exchange	227	256	721	1,204
Modifications that do not result in derecognition	12	(118)	(177)	(283)
Other	160	618	25	803
Discontinued operations	401	444	278	1,123
Closing balance	(2,037)	(2,289)	(7,815)	(12,141)

Changes in gross accounting balances of loans and advances at amortized cost. 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	352,282	30,707	16,359	399,347
Transfers of financial assets:	(9,021)	6,279	2,741	-
Transfers from stage 1 to Stage 2	(13,546)	13,546	-	-
Transfers from stage 2 to Stage 1	5,656	(5,656)	-	-
Transfers to Stage 3	(1,571)	(2,698)	4,269	-
Transfers from Stage 3	440	1,087	(1,527)	-
Net annual origination of financial assets	20,296	(2,739)	246	17,804
Becoming write-offs	(152)	(349)	(3,407)	(3,908)
Changes in model / methodology	-	-	-	-
Foreign exchange	1,611	35	16	1,662
Modifications that do not result in derecognition	(1)	(27)	15	(13)
Other	(1,782)	(388)	(11)	(2,180)
Closing balance	363,234	33,518	15,959	412,711

Changes in allowances of loans and advances at amortized cost. 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	(2,082)	(2,375)	(7,761)	(12,217)
Transfers of financial assets:	176	(227)	(1,574)	(1,626)
Transfers from stage 1 to Stage 2	126	(649)	-	(523)
Transfers from stage 2 to Stage 1	(38)	273	-	235
Transfers to Stage 3	89	234	(1,810)	(1,487)
Transfers from Stage 3	(1)	(86)	236	149
Net annual origination of allowances	(542)	(116)	(1,711)	(2,370)
Becoming write-offs	130	337	2,789	3,256
Changes in model / methodology	-	-	-	-
Foreign exchange	(30)	(18)	69	20
Modifications that do not result in derecognition	(15)	(149)	(89)	(254)
Other	215	366	183	764
Closing balance	(2,149)	(2,183)	(8,094)	(12,427)

The following are the movements produced during 2018 in the value adjustments recorded in the accompanying balance sheets to cover the impairment or reversal of the estimated impairment of financial assets at amortized cost:

Financial assets at amortized cost. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired	Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances
Opening balance	(2,237)	(1,827)	(525)	(9,371)	(13,960)
Transfers of financial assets:	131	(155)	328	(1,794)	(1,490)
Transfers from Stage 1 to Stage 2 (not credit-impaired)	208	(930)	(218)	-	(940)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(125)	619	50	-	544
Transfers to Stage 3	55	282	564	(2,127)	(1,226)
Transfers from Stage 3 to Stage 1 or 2	(7)	(126)	(68)	333	132
Changes without transfers between Stages	358	(53)	(260)	(3,775)	(3,730)
New financial assets originated	(1,072)	(375)	(244)	-	(1,692)
Purchased	-	-	-	-	-
Disposals	2	3	-	110	115
Repayments	641	432	118	1,432	2,623
Write-offs	13	14	2	4,433	4,461
Changes in model/ methodology	-	-	-	-	-
Foreign exchange	(84)	72	(93)	343	239
Modifications that result in derecognition	5	10	25	98	138
Modifications that do not result in derecognition	3	(8)	1	(362)	(366)
Other	135	133	20	1,111	1,399
Closing balance	(2,106)	(1,753)	(628)	(7,777)	(12,264)
Of which: Loans and advances					(12,217)
Of which: Debt certificates					(46)

7.2.7. Refinancing and restructuring transactions

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

•           The customer does not have past due payments and objective criteria, demonstrating the borrower´s ability to pay, have been verified.

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

The economic impact caused by the Covid-19 pandemic has required the adaptation of the repayment schedule of a large volume of loans in all geographies and portfolios. In general, this support has been conducted through the concession of deferrals that comply with the principles established by the EBA, which has allowed for the application of a differential accounting and prudential treatment.

Renewals and renegotiations will be classified as normal risk, provided that there is no significant increase in risk. This classification is applicable at the initial moment, and in the event of any deterioration, the criteria established in the existing governance are followed. In this sense, the aforementioned conditions are considered, including, among others, no facility with more than 30 days delinquency and not being identified as 'unlikely to pay'.

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

For quantitative information on refinancing and restructuring transactions see Appendix VIII.

7.2.8. Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive risk concentrations at the individual, sector, portfolio and geography levels, BBVA Group maintains updated maximum permitted risk concentration indices which are tied to the various observable variables related to concentration risk.

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

Risk related to the developer and Real-Estate sector in Spain

The relative weight of the investment in Real Estate developments has dramatically decreased during the last years, especially since 2014 and during 2018, when doubtful assets exited the balance sheet and recovery of the sector concluded. A corporate sales policy has been rolled out to eliminate those real estate assets from the balance sheet which have been most difficult to commercialize. The sales of 80% of the Group’s share in Divarian and of other performing and NPL wholesale portfolios to Funds and specialized investors have been some of the most relevant transactions (see Note 3).

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA Group has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in risk teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio.

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

Specific policies for analysis and granting of new developer risk transactions

In the analysis of new transactions, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant. The monitoring of the work, sales prospects and the legal situation of the project are essential aspects for the admission and follow-up of new real estate transactions. With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Valuation, Legal, Research and Recoveries. This guarantees coordination and exchange of information in all the processes.

In this context, and within the current Real Estate cycle, the strategy with clients is subject to an Asset Allocation limit and to an action framework that allows defining a target portfolio, both in volume and in credit quality.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. There is a systematic monitoring of developments under close monitoring with the evolution of works and sales. Since 2013, there are no threats of new defaults in the portfolio.

Policies applied in the management of real estate assets in Spain

The internal Rules on Real Estate Financing, which establish recommendations for financing a new housing development business, are reviewed and updated annually.

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

7.3. Market risk

Market risk originates from the possibility of experiencing losses in the value of positions held as a result of movements in market variables that affect the valuation of financial assets and liabilities. Market risk in the Group's trading portfolios stems mainly from the portfolios originated by Global Markets valued at fair value and held for the purpose of trading and generating short-term results. Market risk in the field of banking book is clearly and distinctly addressed and can be broken down into structural risks relating to interest rate, exchange rate and equity (see Note 7.4).

7.3.1. Market risk in trading portfolios

The main risks in the trading portfolios can be classified as follows:

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

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Mexico trading book, which jointly accounted for around 72%, 72% and 76% of the Group’s trading-book market risk as of December 31, 2020, 2019 and 2018. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries, Garanti BBVA and BBVA USA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).

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

The use of VaR by historical simulation methodology as a risk metric has many advantages, but also certain limitations, among which it is worth highlighting:

The estimate of the maximum daily loss of the Global Markets portfolio positions (with a confidence level of 99%) depends on the market movements of the last two years, not picking up the impact of large market events if they have not occurred within that historical window

The use of the 99% confidence level does not consider potential losses that can occur beyond this level. To mitigate this limitation, different stress exercises are also performed, as described later.

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

Specific Risk - Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

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

Market risk in 2020

The Group’s market risk related to its trading portfolio remained at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2020 the average VaR was €27 million, above the figure of 2019, with a maximum level in the year reached on the day May 14, 2020 of €39 million. The evolution in the BBVA Group’s market risk during 2020, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 56% of the total at December 31, 2020 (this figure includes the spread risk). The relative weight of this risk has increased compared with the close of 2019 (58%). Exchange-rate risk accounted for 22% of the total risk, increasing its weight with respect to December 2019 (13%), while equity, volatility and correlation risk has decreased, with a weight of 22% at the close of 2020 (vs. 29% at the close of 2019).

As of December 31, 2020, 2019 and 2018 the VaR was €32 million, €20 million and €17 million, respectively. The total VaR figures for 2020, 2019 and 2018 can be broken down as follows:

VaR by Risk Factor (Millions of Euros)
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect(*)	Total
2020
VaR average in the year	29	12	4	11	(28)	27
VaR max in the year	39	20	10	20	(14)	39
VaR min in the year	20	3	1	6	(39)	18
End of period VaR	32	12	2	11	(29)	28
2019
VaR average in the year	21	6	4	9	(20)	19
VaR max in the year	28	6	3	9	(21)	25
VaR min in the year	13	5	5	9	(18)	14
End of period VaR	24	5	5	8	(22)	20
2018
VaR average in the year	20	6	4	9	(20)	21
VaR max in the year	23	7	6	11	(21)	26
VaR min in the year	17	6	4	7	(18)	16
End of period VaR	19	5	3	7	(17)	17

(*)          The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the internal market risk model

The internal market risk model is validated on a regular basis by backtesting in both, BBVA, S.A. and Global Markets Mexico (in BBVA Mexico). The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group's results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both, BBVA, S.A. and Global Markets Mexico is adequate and precise.

Two types of backtesting have been carried out in 2020, 2019 and 2018:

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

For the period between the year ended December 31, 2019 and the year ended December 31, 2020, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there were no negative exceptions in BBVA S.A., while in BBVA Mexico there were a total of 3 exceptions. The COVID-19 epidemic together with the fall in the oil price resulted in a sharp depreciation of the local currency, a considerable spike in stock market volatility, a breakdown of the correlation between different curves and an abrupt movement in local interest rate curves.

At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has been the case each year since the internal market risk model was approved for the Group.

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

The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 95% confidence level, 20 days) as of December 31, 2020 is as follows:

Impact of the stress test (Millions of Euros)
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(121)	(69)	(8)	-	(8)	(4)	(8)

7.3.2. Financial Instruments offset

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

In the current market context, derivatives are contracted under different framework contracts being the most widespread the ones developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

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

A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2020, 2019 and 2018:

December 2020 (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	47,862	5,688	42,173	33,842	9,018	(686)
Reverse repurchase, securities borrowing and similar agreements		34,500	-	34,500	35,141	161	(802)
Total assets		82,362	5,688	76,674	68,983	9,178	(1,488)
Trading and hedging derivatives	10, 15	49,720	5,722	43,998	33,842	9,435	721
Repurchase, securities lending and similar agreements		43,950	-	43,950	44,677	1,619	(2,346)
Total liabilities		93,670	5,722	87,948	78,519	11,054	(1,624)

December 2019 (Millions of Euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	36,349	2,388	33,961	25,020	8,210	731
Reverse repurchase, securities borrowing and similar agreements		35,805	21	35,784	35,618	204	(39)
Total assets		72,154	2,409	69,744	60,637	8,415	692
Trading and hedging derivatives	10, 15	38,693	2,394	36,299	25,020	10,613	667
Repurchase, securities lending and similar agreements		45,977	21	45,956	45,239	420	297
Total liabilities		84,670	2,414	82,256	70,259	11,033	964

December 2018 (Millions of Euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	48,895	16,480	32,415	24,011	7,790	613
Reverse repurchase, securities borrowing and similar agreements		28,074	42	28,032	28,022	169	(159)
Total assets		76,969	16,522	60,447	52,033	7,959	454
Trading and hedging derivatives	10, 15	50,583	17,101	33,481	24,011	6,788	2,682
Repurchase, securities lending and similar agreements		43,035	42	42,993	42,877	34	82
Total liabilities		93,618	17,143	76,474	66,888	6,822	2,765

The amount of recognized financial instruments within derivatives includes the effect in case of compensation with counterparties with which the Group holds netting agreements, while, for repos, it reflects the market value of the collateral associated with the transaction.

7.4. Structural risk

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

The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding interest rate, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas; this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the risk appetite framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance management units have a local ALCO, which is permanently attended by members of the corporate center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.

GRM area acts as an independent unit, enabling adequate separation between the management and risk control functions, and is responsible for assisting the structural risks in the Group are managed according to the strategy approved by the Board of Directors.

Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the Global Risk Management Committee (GRMC), it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits and alerts that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.

Within the three lines of defense scheme in which BBVA's internal control model is established according to the most advanced standards in terms of internal control, the first line of defense is composed by the Finance area, which is responsible for managing the structural risk.

While GRM, as a second line of defense, is in charge of identifying risks, and establishing policies and control models, periodically evaluating their effectiveness.

In the second line of defense, there are also the Internal Risk Control units, which independently review the Structural Risk control, and Internal Financial Control, which carry out a review on the design and effectiveness of the operational controls over structural risk management.

The third line of defense is represented by the Internal Audit area, which, with total independence, is responsible for reviewing specific controls and processes.

7.4.1. Structural interest rate risk

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

This function falls to the Global ALM (Asset & Liability Management) unit, within the Finance area, who, through ALCO, aims to support the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group. The interest rate risk management of the balance sheet aims to promote the stability of the net interest income and book value with respect to changes in market interest rates, types of markets in the different balance-sheets, while respecting solvency and internal limits, as well as complying with current and future regulatory requirements. Likewise, a specific monitoring of the banking book instruments registered at market value (fair value) is developed, which due to their accounting treatment have an impact on results and / or equity.

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

BBVA's structural interest-rate risk management process is formed from a set of metrics and tools that enables the capture of additional sources to properly monitor the risk profile of the Group, backed-up by an assumptions set that aims to characterize the behavior of the balance sheet items with the maximum accuracy.

The IRRBB measurement is carried out on a monthly basis, and includes probabilistic measures based on methods of scenario simulation, which enables to capture additional sources of risk to the parallel shifts, as the changes in slope shape and the basis of yield curves. Additionally, sensitivity analysis to multiple parallel shocks of different magnitude are also assessed on a regular basis. The process is run separately for each currency to which the Group is exposed, considering, at a later stage, the diversification effect among currencies and business units.

The risk measurement model is complemented by the assessment of ad-hoc scenarios and stress tests. As stress testing has become more relevant during the recent years, the evaluation of extreme scenarios of rupture of historical interest rates levels, correlations and volatility has continued to be enhanced, while assessing, also, BBVA Research market scenarios, and incorporating the set of scenarios defined according to EBA guidelines.

During 2020, the Group worked to improve the control and management model in accordance with the guidelines established by the EBA on the management of interest rate risk in the banking book. It is worth highlighting, among other aspects, the reinforcement of the stress analysis, including the evaluation of the impacts on the main balance sheet accounts of the Group that could derive from the range of interest rate scenarios defined according to the EBA guidelines mentioned above.

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

The table below shows the profile of average interest rate risk in terms of sensitivities of the main currencies in the BBVA Group in 2020:

Sensitivity to interest-rate analysis - December 2020
	Impact on net interest income (*)		Impact on economic value (**)
	100 basis-point increase	100 basis-point decrease (***)	100 basis-point increase	100 basis-point decrease (***)
EUR	[1.5% , 3.5%]	[-1.5% , -0.5%]	[3.5% , 5.5%]	[-3.5% , -1.5%]
MXN	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]
TRY	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[3.5% , 5.5%]	[-3.5% , -1.5%]	[3.5% , 5.5%]	[-3.5% , -1.5%]

(*)         Percentage of "1 year" net interest income forecast for each unit.

(**)        Percentage of Core Capital for each unit.

(***)       In EUR and USD, negative interest rates scenarios are allowed up to plausible levels lower than current rates.

During 2020, central banks and governments have carried out monetary stimulus measures to mitigate the economic impact caused by the COVID-19 pandemic, which has significantly affected the global economy, spreading to most countries. In Europe, the monetary stimulus measures of the European Central Bank have continued, and the Euribor have fallen, reaching historical low records. In the United States, the reference rates (Libor) have maintained a downward trend, in line with the cuts made by the Federal Reserve in the first quarter of the year. Also in Mexico, the monetary policy rate has fallen significantly during the year. In Turkey, although it initially showed a downward trend in interest rates, aggressive increases have been registered since August, reversing the declines of previous quarters, ending the year with an increase of 500 basis points above December's level of 2019.

In South America, monetary policy has been expansionary, with a reduction in reference rates in the economies of Colombia and Peru, reaching historical low records, affected by the contraction in activity. On the other hand, in Argentina there is a strongly restrictive monetary policy, with a high increase in interest rates in the second half of the year, due to the strong volatility of the markets, affected by the devaluation of the exchange rate.

The BBVA Group, at an aggregate level, continues to maintain a moderate risk profile, in accordance with the established objective, showing a favorable position to a rise in interest rates on net interest income. Effective management of the balance sheet structural risk has mitigated the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the strength and recurrence of the margin of interests:

•           In Europe and the United States, the downward trend in interest rates remains limited by current levels, preventing extremely adverse scenarios from occurring. Both balance sheets are characterized by a loan portfolio with a high proportion referenced to a variable interest rate (mainly mortgages in Spain and loans to companies in both countries) and a liability composed mainly of customer deposits. The COAP portfolios act as hedging of the bank balance, mitigating its sensitivity to interest rate movements. This profile has remained stable during 2020 on both balance sheets. In Spain, the sensitivity of the interest margin has increased in the year due to the maintenance of higher balances of sensitive liquid assets as a result of the generation of liquidity on the balance sheet and the additional financing of TLTRO III (see Note 22), and due to maturity of a part of the coverage of the mortgage portfolio. In the United States, the sensitivity has been reduced due to the balance sheet hedges carried out in late 2019 and early 2020.

•           In Mexico, a balance has been maintained between balances referenced to fixed and variable interest rates. Among the assets most sensitive to interest rate movements, the wholesale portfolio stands out, while consumer and mortgages are mostly at a fixed rate. The COAP portfolio is used to balance the longer term of customer deposits. The sensitivity of the interest margin remains limited and stable during 2020, considering the new interest rate scenario that emerged in March, with a downward trend in rates benchmark throughout 2020.

•           In Turkey, the interest rate risk on the balance sheet increased during 2020, as a result of regulatory requirements (such as the Asset Ratio, applied by the Banking Regulation Supervision Agency (BRSA) and the Good Bank, established by the Central Bank of Turkey (CBRT)) that encourage loan growth. As a result of the establishment of these Regulations, the growth of loans, mostly at a fixed rate, together with the increase in the COAP portfolio, negatively affected sensitivity, being offset by inflation-linked bonds and floating bonds, as well as due to the increase in deposits in the liability side.

•           In South America, the risk profile on interest rates continues to be low, as most of the countries in the area have a composition of fixed / variable and very similar maturities between assets and liabilities, showing a sensitivity of the margin interest rate limited and with slight variations throughout 2020. Likewise, in countries with balances in several currencies, interest rate risk is also managed for each of the currencies, showing a very low level of risk. The measures promoted by central banks and governments have contributed to raising deposits and excess liquidity in Colombia and Peru, as well as their positions in monetary assets, generating a slight positive variation in margin sensitivity.

7.4.2. Structural exchange-rate risk

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

As of December 31, 2020, the main currencies of the geographies where the Group operates have depreciated against the euro during the year: Mexican peso (-13.1%), US Dollar (-8.5%), Turkish lira (-26.7%), Colombian peso (-12.6%), Peruvian sol (-16.3%) and Argentine peso (-34.8%).

The Group's structural exchange-rate risk exposure level has in some cases increased due to the restrictions related to dividend payments from the subsidiaries which have offset the reduction in risk due to the depreciation of the currencies. The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging markets currencies against the euro. The risk mitigation level in the capital ratio due to the book value of the BBVA Group's holdings in foreign emerging markets currencies stood at around 65% and, as of the end of 2020, CET1 ratio sensitivity to the depreciation of 10% in the euro exchange rate for each currency is estimated: USD +9 bps; Mexican peso -5 bps; Turkish lira -2 bps; other currencies -1 bp (excluding hyperinflation economies). On the other hand, hedging of emerging markets currency denominated earnings in 2020 reached 65%, concentrated in Mexican peso, Turkish lira and the main Latin American currencies.

For the years 2020, 2019 and 2018, the estimated sensitivities of the result attributable to the parent company are shown below, taking into account the coverage against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Sensitivity to 1% (Millions of Euros)

Currency	2020	2019	2018
Mexican peso	4.9	12.7	13.0
Turkish lira	4.5	3.1	3.0
Peruvian sol	0.4	1.9	1.3
Chilean peso	0.3	0.5	0.7
Colombian peso	1.4	2.6	1.9
Argentine peso	0.9	1.3	(0.3)
US Dollar	4.3	5.9	7.3

7.4.3. Structural equity risk

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

The structural equity risk metrics, designed by GRM according to the corporate model, contribute to the effective monitoring of the risk by estimating the sensitivity and the capital necessary to cover the possible unexpected losses due to changes in the value of the shareholdings in the Group's investment portfolio, with a level of confidence that corresponds to the objective rating of the entity, taking into account the liquidity of the positions and the statistical behavior of the assets to be considered

In order to analyze the risk profile in depth, stress tests and scenario analysis of sensitivity to different simulated scenarios are carried out. They are based on both past crisis situations and forecasts made by BBVA Research. These analyses are carried out regularly to assess the vulnerabilities of structural equity exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.

Backtesting is carried out on a regular basis on the risk measurement model used.

Global Equity markets have been severely affected by the outbreak of the coronavirus in the first quarter. The extraordinary fiscal and monetary response fostered their recovery although this has been uneven across different geographies and sectors. In this sense, the Spanish equity market has shown one of the worst performances as it fell 15% during 2020.

Structural equity risk, measured in terms of economic capital, has remained fairly stable in the period. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio decreased to -€20 million as of December 31, 2020, compared to -€26 million as of December 31, 2019. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

7.5. Liquidity and funding risk

Liquidity and funding risk is defined as the incapacity of a bank in meeting its payment commitments due to lack of funds or that, to face those commitments, should have to make use of funding under burdensome terms.

7.5.1. Liquidity and Funding Strategy and Planning

The BBVA Group is a multinational financial institution whose business is focused mainly on retail and commercial banking activities. In addition to the retail business model, which forms its core business, the Group engages in corporate and investment banking, through the global CIB (Corporate & Investment Banking) division.

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

•           Compliance with regulatory requirements, enabling the availability of ample liquidity buffers, of high quality, as well as sufficient instruments as required by regulations with the capacity to absorb losses.

•           Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.

Liquidity and Financing Risk Management aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments in due time and form or that, to meet them, it has to resort to obtaining funds in burdensome conditions that deteriorate the image or reputation of the entity.

In the medium term, its objective is to support the suitability of the Group's financial structure and its evolution, within the framework of the economic situation, the markets and regulatory changes.

This management of structural and liquidity funding is based on the principle of financial self-sufficiency of the entities that comprise it. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.

Within this strategy, the BBVA Group is organized into eleven LMUs compose of the parent company and the bank subsidiaries in each geography, plus the branches that depend on them.

In addition, the policy for managing liquidity and funding risk is also based on the model’s robustness and on the planning and integration of risk management into the budgeting process of each LMU, according to the financing risk appetite that it decides to assume in its business.

Liquidity and funding planning is part of the strategic processes for the Group’s budgetary and business planning. This objective is to allow a recurrent growth of the banking business with suitable maturities and costs within the established risk tolerance levels by using a wide range of instruments which allow the diversification of the funding sources and the maintenance of a high volume of available liquid assets.

7.5.2. Governance and monitoring

The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the European Banking Authority (EBA) and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the Assets and Liabilities Committee (ALCO) the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.

Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LGU the necessary processes to cover the requirements at corporate and regulatory level, enabling the integrity of the information provided.

GRM is responsible for promoting the liquidity and financing risk in the Group is managed in accordance with the framework established by governing bodies. It also deals with the identification, measurement, monitoring and control of such risks and their communication to the relevant corporate bodies. In order to carry out this task properly, the risk function in the Group has been configured as a single, global function, independent of the management areas.

Additionally, the Group has, in its second line of defense, an Internal Risk Control unit, which performs an independent review of the control of Liquidity and Financing Risk, and a Financial Internal Control Unit that reviews the design and effectiveness of the controls operations on liquidity management and reporting.

As the third line of defense of the Group's internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with a work plan that is drawn up annually.

The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio (LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.

The LCR ratio is a regulatory metric that aims to enable the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a widely level above 100%.

The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each of the LMUs which make up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. In geographical areas with dual-currency balances, the indicator is also controlled by currency to manage the mismatches that might occur.

Stable customer funds are considered to be the financing obtained and managed from the LMUs among their target customers. Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated (concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.

In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.

Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive dependence on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale financing and the least stable proportion of customer funds In relation to long-term financing, the maturity profile does not present significant concentrations, which makes it possible to adapt the schedule of the planned issuance plan to the best financial conditions in the markets. Lastly, concentration risk is monitored at LMU level, with the aim of supporting a correct diversification of both the counterparty and type of instrument.

One of the fundamental metrics within the general management framework of the liquidity and funding risk is the maintenance of a liquidity buffer consisting of high quality assets free of charges which can be sold or offered as collateral to obtain funding, either under normal market conditions or in stress situations.

The Finance is responsible for the collateral management and determining the liquidity buffer within the BBVA Group. According to the principle of auto-sufficiency of the Group's subsidiaries, each LMU is responsible for maintaining a buffer of liquid assets which complies with the regulatory requirements applicable under each jurisdiction. In addition, the liquidity buffer of each LMU must be aligned with the liquidity and funding risk tolerance as well as the management limits set and approved for each case.

In this context, the short-term resistance of the liquidity risk profile is promoted, supporting that each LMU has sufficient collateral to deal with the risk of the closure of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to the year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.

As a fundamental element of the liquidity and financing risk monitoring scheme, stress tests are carried out. They enable to anticipate deviations from the liquidity targets and the limits set in the appetite, and to establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.

For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to assist its capacity to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s clients; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of BBVA's credit quality.

The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 3 months in general for the different LMUs (with the exception of Turkey where despite closing the year above 3 months, the regulatory requirements have led to non-compliance during certain periods), including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.

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

As a result of these funding needs, the BBVA Group plans the target wholesale funding structure according to the tolerance set in each LMU target.

Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

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

7.5.3. Liquidity and funding performance

During 2020, the BBVA Group has maintained a robust and dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.

During 2020, liquidity conditions have remained comfortable in all the countries where the BBVA Group operates. Since the beginning of March, the global crisis caused by COVID-19 has had a significant impact on financial markets. The effects of this crisis on the Group's balance sheets materialized fundamentally at first, through greater provision of credit lines by wholesale clients in view of the worsening financing conditions in the markets, with no significant effect on the retail world. These provisions were largely paid off over the following quarters. Dealing with this situation of initial uncertainty, the different central banks provided a joint response through specific measures and programs to facilitate the financing of the real economy and the provision of liquidity in financial markets, increasing liquidity buffers in almost all areas with BBVA presence.

Thus, the performance of the indicators show that the robustness of the funding structure remained steady during 2020, 2019 and 2018, in the sense that all LMUs held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	2020	2019	2018
Group (average)	95%	108%	106%
Eurozone	97%	108%	101%
BBVA USA	92%	111%	119%
BBVA Mexico	98%	116%	114%
Garanti BBVA	95%	99%	110%
Other LMUs	86%	103%	99%

With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2020. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2020 standing at 149%.

Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required is comfortably exceeded in all subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio. If the impact of these highly liquid assets was considered, the LCR would be 185%, or +36 basis points above the required level.

LCR main LMU
0	2020	2019	2018
Group	149%	129%	127%
Eurozone	173%	147%	145%
BBVA USA (*)	144%	145%	143%
BBVA Mexico	196%	147%	154%
Garanti BBVA	183%	206%	209%

(*) BBVA USA LCR calculated according to local regulation (Fed Modified LCR).

Each entity maintains an individual liquidity buffer, both BBVA, S.A. and each of its subsidiaries, including BBVA USA, BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.

The table below shows the liquidity available by instrument as of December 31, 2020, 2019 and 2018 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

December 2020 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	Garanti BBVA	Other
Cash and withdrawable central bank reserves	39,330	8,930	6,153	6,831
Level 1 tradable assets	48,858	9,205	7,019	6,237
Level 2A tradable assets	5,119	106	-	-
Level 2B tradable assets	6,080	11	-	-
Other tradable assets	20,174	421	701	745
Non tradable assets eligible for central banks	-	-	-	-
Cumulated counterbalancing capacity	119,560	18,672	13,873	13,814

December 2019 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	14,516	6,246	4,949	6,450	6,368
Level 1 tradable assets	41,961	7,295	11,337	7,953	3,593
Level 2A tradable assets	403	316	344	-	-
Level 2B tradable assets	5,196	219	-	-	12
Other tradable assets	22,213	1,269	952	669	586
Non tradable assets eligible for central banks	-	-	2,935	-	-
Cumulated counterbalancing capacity	84,288	15,344	20,516	15,072	10,559

December 2018 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	26,506	7,666	1,667	7,633	6,677
Level 1 tradable assets	29,938	4,995	10,490	6,502	3,652
Level 2A tradable assets	449	409	510	-	-
Level 2B tradable assets	4,040	33	-	-	-
Other tradable assets	8,772	1,372	1,043	499	617
Non tradable assets eligible for central banks	-	-	2,314	-	-
Cumulated counterbalancing capacity	69,705	14,475	16,024	14,634	10,946

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee's essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance-sheet activities. This ratio should be at least 100% at all times.

The NSFR of BBVA Group and its main LMUs at December 31, 2020 and 2019, calculated based on the Basel requirements, was the following:

NSFR main LMU
	2020	2019
Group	127%	120%
BBVA Eurozone	121%	113%
BBVA Mexico	138%	130%
BBVA USA	126%	116%
Garanti BBVA	154%	151%

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2020, 2019 and 2018:

December 2020. Contractual maturities (Millions of Euros)
0	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	42,518	32,741	-	-	-	-	-	-	-	-	75,258
Deposits in credit entities	-	3,616	677	921	356	461	117	120	2	39	6,309
Deposits in other financial institutions	-	2,202	855	797	734	543	1,251	721	515	500	8,119
Reverse repo, securities borrowing and margin lending	-	20,033	4,757	1,351	364	368	3,320	1,849	891	1,089	34,021
Loans and advances	279	16,939	24,280	23,012	15,579	17,032	46,182	38,851	51,709	110,173	344,036
Securities' portfolio settlement	-	3,896	6,680	6,557	5,084	13,014	9,858	15,494	17,231	50,045	127,859

December 2020. Contractual maturities (Millions of Euros)
0	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	-	4,750	2,618	3,963	1,283	1,543	10,573	7,505	12,793	23,839	68,868
Deposits in financial institutions	8,838	7,859	254	741	152	726	825	189	166	371	20,120
Deposits in other financial institutions and international agencies	12,735	4,324	2,694	588	353	272	957	337	459	870	23,589
Customer deposits	308,360	39,978	13,416	6,808	4,526	4,366	3,361	1,213	869	799	383,694
Security pledge funding	-	41,239	5,301	1,643	1,192	368	11,304	28,510	3,740	1,516	94,812
Derivatives, net	-	(722)	15	(961)	(85)	134	(400)	(157)	(264)	(159)	(2,599)

December 2019. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	20,954	20,654	-	-	-	-	-	-	-	-	41,608
Deposits in credit entities	-	3,591	283	488	585	503	189	24	120	432	6,216
Deposits in other financial institutions	-	1,336	1,120	796	589	991	1,420	1,072	672	2,089	10,084
Reverse repo, securities borrowing and margin lending	-	21,612	3,858	2,287	561	808	4,121	1,838	411	803	36,299
Loans and advances	157	22,015	25,056	24,994	15,777	16,404	42,165	35,917	54,772	122,098	359,354
Securities' portfolio settlement	-	1,622	3,873	6,620	2,017	7,292	21,334	6,115	13,240	46,022	108,136

December 2019. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	1,393	1,714	4,208	1,645	4,386	8,328	10,608	10,803	27,840	70,927
Deposits in financial institutions	7,377	7,608	493	1,122	172	1,514	386	614	206	510	20,004
Deposits in other financial institutions and international agencies	10,177	3,859	867	381	367	257	982	503	499	952	18,843
Customer deposits	271,638	43,577	18,550	10,013	7,266	6,605	3,717	2,062	854	1,039	365,321
Security pledge funding	-	45,135	3,202	15,801	1,456	653	3,393	7,206	759	1,308	78,914
Derivatives, net	-	(66)	(25)	29	(11)	1,097	(830)	(278)	(333)	(420)	(838)

December 2018. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,550	40,599	-	-	-	-	-	-	-	-	50,149
Deposits in credit entities	801	3,211	216	141	83	152	133	178	27	1,269	6,211
Deposits in other financial institutions	1	1,408	750	664	647	375	1,724	896	1,286	2,764	10,515
Reverse repo, securities borrowing and margin lending	-	21,266	1,655	1,158	805	498	205	1,352	390	210	27,539
Loans and advances	132	19,825	25,939	23,265	15,347	16,433	42,100	32,336	53,386	120,571	349,334
Securities' portfolio settlement	-	1,875	4,379	5,990	2,148	6,823	8,592	12,423	11,533	42,738	96,501

December 2018. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	2,678	1,652	2,160	2,425	2,736	7,225	8,578	16,040	26,363	69,858
Deposits in financial institutions	7,107	5,599	751	1,992	377	1,240	1,149	229	196	904	19,544
Deposits in other financial institutions and international agencies	10,680	4,327	1,580	458	302	309	781	304	825	1,692	21,258
Customer deposits	252,630	44,866	18,514	10,625	6,217	7,345	5,667	2,137	1,207	1,310	350,518
Security pledge funding	40	46,489	2,219	2,274	114	97	22,911	526	218	1,627	76,515
Derivatives, net	-	(75)	(523)	(68)	(5)	(117)	498	(91)	(67)	(392)	(840)

With regard to the financing structure, the loan portfolio is mostly financed by retail deposits. The “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receive a better treatment.

The liquidity situation of the Group's main management units is detailed below:

In the Euro Liquidity Management Unit (UGL), the liquidity and financing situation remains solid and comfortable with a large high-quality liquidity buffer that has been increased during the year as a result of the growth in customer deposits and the actions taken by the European Central Bank, which have meant an injection of liquidity in the system. As a result of the COVID-19 crisis, there was initially a greater demand for credit through the increase in the use of credit lines by the Corporate & Investment Banking wholesale business, which was also accompanied by a growth in customer deposits. Subsequently, there were partial refunds of those lines while deposits have continued to grow. In addition, it is important to note the measures implemented by the ECB to deal with this crisis, which have included different actions such as: the expansion of asset purchase programs, especially through the PEPP (Pandemic Emergency Purchase Program) for 750,000 million of euros in a first tranche announced in March and expanded with a second tranche for an additional 600,000 million euros until June 2021 or until the ECB considers that the crisis has ended, the coordinated action of central banks for the provision of US dollars, a temporary package of measures to make flexible the collateral eligible for financing operations, the relaxation and improvement of the conditions of the TLTRO III program and the creation of the new program of long-term refinancing operations without specific emergency objective (PELTRO). In this regard, BBVA attended the TLTRO III program windows in March and June (with an amount drawn down at the end of December of 35,032 million euros) due to its favorable conditions in terms of cost and term, amortizing the corresponding part of the TLTRO II program (see Note 22).

In the United States there is a comfortable liquidity situation with significant growth in deposits during the year, driven mainly by stimulus measures from the American government and the Federal Reserve. This has led to an increase in the liquidity buffer and the liquidity and financing indicators are comfortable. As in the euro zone, during the end of the first quarter of 2020 there was an increase in loans stemmed mainly from an increase in the use of credit lines by wholesale clients and the stimulus program of the American government aimed at SMEs and freelances (Paycheck Protection Program). Subsequently, there were repayments that bring the percentage of use of credit lines to levels prior to the pandemic.

In Mexico, the liquidity position has remained solid during the year due to the increase in deposits driven by the success of the commercial actions carried out by the entity, especially in the second semester, as well as by the stimulus measures implemented by Banxico throughout the year to provide liquidity to the financial system, which made it possible to offset the increase in the use of credit lines as a result of the COVID-19 crisis. This good performance in deposits, together with the normalization in credit growth, has reduced the credit gap, resulting in the entity being in a comfortable situation in liquidity and financing ratios.

At Garanti BBVA, the liquidity situation remained comfortable during 2020, with a contraction of loans and a growth of deposits in foreign currency, as well as a higher growth in loans than deposits in local currency. As a result of the COVID-19 crisis, the Turkish regulator established the so-called asset ratio to mainly increase loans and discourage the accumulation of deposits, causing an increase in the credit gap, which was covered with the excess liquidity that the entity had. Subsequently, the asset ratio requirement was reduced in the third quarter (from 100% to 90%) and was eliminated in December. All in all, Garanti BBVA has shown a solid liquidity buffer.

In South America, an adequate liquidity situation is maintained throughout the region, favored by the support of the different central banks and governments that, with the aim of mitigating the impact of the COVID-19 crisis, have implemented measures for stimulating economic activity and providing greater liquidity to financial systems. In Argentina, the outflow of deposits in US dollars in the banking system slowed down during 2020, and even showed some growth in the fourth quarter. BBVA Argentina continues to maintain a solid liquidity position BBVA Colombia, after the actions carried out to adjusting excess liquidity by reducing wholesale deposits, continues to show a comfortable liquidity position. BBVA Peru has seen its comfortable liquidity situation strengthened as a result of the continuous increase in the volume of deposits during the second semester, as well as the funds from the Central Bank's support programs.

The wholesale financing markets in which the Group operates, after the first two months of 2020 of great stability were followed by a strong correction derived from the COVID-19 crisis and limited access to the primary market. This situation has been stabilizing due to the evolution of the pandemic, the development of vaccines, various geopolitical events and the actions of the Central Banks. Secondary market volumes ended the year reaching the levels of January 2020, while primary market volumes have been reactivated, lowering the issue premiums.

The main transactions carried out by the companies that form part of the BBVA Group in 2020 were:

•           During the first quarter of 2020 BBVA, S.A. made 2 senior non-preferred securities issues for a total of 1,400 million euros and another Tier 2 for 1,000 million euros. In the second quarter of 2020, an issuance of senior preferred securities for 1,000 million euros was executed as a social-COVID-19 bond, the first of its kind for a private financial entity in Europe. In the third quarter, three public issues were made: the first is the first green convertible bond of a financial institution world-wide for an amount of 1,000 million euros; the second is a Tier 2 subordinated securities issue denominated in pound sterling, for an amount of 300 million pounds; and the third is an issuance of preferred securities registered with the US SEC (Securities Exchange Commission) in two tranches with maturities of three and five years, for a total of 2,000 million dollars. On the other hand, in February 2020, BBVA exercised the call option of a convertible bond of 1,500 million euros, and in January 2021, the entity has early amortized three preferred issuances (for more information on these transactions see the section “Solvency” of this report).

•           In 2020, BBVA México successfully carried out a local senior issuance of 15,000 million Mexican pesos (614 million euros) in three tranches (two tranches in Mexican pesos at 3 and 5 years and another tranche in US dollars at 3 years), in order to advance the refinancing of maturities in the year taking advantage of the good market moment. It also carried out an international issue of senior unsecured securities for an amount of 500 million US dollars of 5 years with a rate of 1.875%, which represents the lowest in history for a financial institution in Mexico and for any private financial institutions in Latin America. Furthermore, within the measures adopted by Banxico throughout the year, BBVA Mexico has participated in auctions of US dollars with credit institutions (swap line with the Fed) initially for an amount of 1,250 million US dollars, partially renewing that position from June to September, for an amount of US $ 700 million. Likewise, it has participated in the so-called Banxico facilities 7 and 8 (measures to transfer funds to micro, small and medium-sized companies, as well as to individuals affected by the pandemic).

•           In Turkey, Garanti BBVA carried out a Tier 2 issuance for TRY 750 million in the first quarter of 2020. In the second quarter of 2020, Garanti BBVA renewed a syndicated loan by issuing the first green syndicated loan indexed to sustainability criteria, and in whose renovation the EBRD -European Bank for Reconstruction and Development- and the IFC -International Finance Corporation- have participated. And in the fourth quarter, Garanti BBVA partially renewed a syndicated loan for an amount of $636 million.

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

7.5.4. Asset encumbrance

As of December 31, 2020, 2019 and 2018, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

December 2020 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	121,999		614,260
Equity instruments	2,134	2,134	14,556	14,556
Debt securities	29,379	26,112	100,108	100,108
Loans and advances and other assets	90,486		499,595

December 2019 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	101,792		596,898
Equity instruments	3,526	3,526	12,113	12,113
Debt Securities	29,630	29,567	95,611	95,611
Loans and Advances and other assets	68,636	-	489,174	-

December 2018 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	107,950		567,573
Equity instruments	1,864	1,864	6,485	6,485
Debt Securities	31,157	32,216	82,209	82,209
Loans and Advances and other assets	74,928		478,880

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

As of December 31, 2020, 2019 and 2018, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

December 2020. Collateral received (Millions of Euros)
0	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	30,723	8,652	1,071
Equity instruments	239	204	-
Debt securities	30,484	8,448	1,071
Loans and advances and other assets	-	-	-
Own debt securities issued other than own covered bonds or ABSs	3	94	-

December 2019. Collateral received (Millions of Euros)
0	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	38,496	9,208	48
Equity instruments	65	70	-
Debt securities	38,431	9,130	38
Loans and advances and other assets	-	8	10
Own debt securities issued other than own covered bonds or ABSs	-	82	-

December 2018. Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	27,474	5,633	319
Equity instruments	89	82	-
Debt securities	27,385	5,542	300
Loans and Advances and other assets	-	8	19
Own debt securities issued other than own covered bonds or ABSs	78	87	-

The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.

As of December 31, 2020, 2019 and 2018, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	2020		2019		2018
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	131,352	147,523	124,252	135,500	113,498	131,172
Derivatives	16,611	16,348	19,066	20,004	8,972	11,036
Loans and advances	98,668	111,726	87,906	94,240	85,989	97,361
Outstanding subordinated debt	16,073	19,449	17,280	21,256	18,538	22,775
Other sources	653	5,202	449	4,788	3,972	4,330

8. Fair value of financial instruments

Framework and processes control

As part of the process established in the Group for determining the fair value in order to support that financial assets and liabilities are properly following the IFRS 13 principles: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.

BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.

These areas are required to support, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas.

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

•           Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2020, the affected instruments at fair value accounted for approximately 0.55% of financial assets and 0.40% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.

8.1. Fair value of financial instruments

The fair value of the Group’s financial instruments in the accompanying consolidated balance sheets and its corresponding carrying amounts, as of December 31, 2020, 2019 and 2018 are presented below:

Fair Value and carrying amount (Millions of euros)
		2020		2019		2018
	Notes	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	65,520	65,520	44,303	44,303	58,196	58,196
Financial assets held for trading	10	108,257	108,257	101,735	101,735	89,103	89,103
Non-trading financial assets mandatorily at fair value through profit or loss	11	5,198	5,198	5,557	5,557	5,135	5,135
Financial assets designated at fair value through profit or loss	12	1,117	1,117	1,214	1,214	1,313	1,313
Financial assets at fair value through other comprehensive income	13	69,440	69,440	61,183	61,183	56,337	56,337
Financial assets at amortized cost	14	367,668	374,267	439,162	442,788	419,660	419,857
Hedging derivatives	15	1,991	1,991	1,729	1,729	2,892	2,892
LIABILITIES
Financial liabilities held for trading	10	86,488	86,488	88,680	88,680	79,761	79,761
Financial liabilities designated at fair value through profit or loss	12	10,050	10,050	10,010	10,010	6,993	6,993
Financial liabilities at amortized cost	22	490,606	491,006	516,641	515,910	509,185	510,300
Hedging derivatives	15	2,318	2,318	2,233	2,233	2,680	2,680

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at amortized cost (including their fair value although this value is not used when accounting for these instruments).

8.1.1. Fair value of financial instruments recognized at fair value, according to valuation criteria

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

The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by level used to determine their fair value as of December 31, 2020, 2019 and 2018:

Fair value of financial instruments by levels (Millions of Euros)
	2020			2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	32,555	73,856	1,847	31,135	69,092	1,508	26,730	61,969	404
Loans and advances	2,379	28,659	1,609	697	32,321	1,285	47	28,642	60
Debt securities	12,790	11,123	57	18,076	8,178	55	17,884	7,494	199
Equity instruments	11,367	31	60	8,832	-	59	5,194	-	60
Derivatives	6,019	34,043	121	3,530	28,593	109	3,605	25,833	85
Non-trading financial assets mandatorily at fair value through profit or loss	3,826	381	992	4,305	92	1,160	3,127	78	1,929
Loans and advances	210	-	499	82	-	1,038	25	-	1,778
Debt securities	4	324	28	-	91	19	90	71	76
Equity instruments	3,612	57	465	4,223	1	103	3,012	8	75
Financial assets designated at fair value through profit or loss	939	178	-	1,214	-	-	1,313	-	-
Loans and advances	-	-	-	-	-	-	-	-	-
Debt securities	939	178	-	1,214	-	-	1,313	-	-
Equity instruments	-	-	-	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income	60,976	7,866	598	50,896	9,203	1,084	45,824	9,323	1,190
Loans and advances	33	-	-	33	-	-	33	-	-
Debt securities	59,982	7,832	493	49,070	9,057	604	43,788	9,211	711
Equity instruments	961	34	105	1,794	146	480	2,003	113	479
Derivatives – Hedge accounting	120	1,862	8	44	1,685	-	7	2,882	3
LIABILITIES-
Financial liabilities held for trading	27,587	58,045	856	26,266	61,588	827	22,932	56,560	269
Deposits	8,381	23,495	621	9,595	32,121	649	7,989	29,945	-
Trading derivatives	7,402	34,046	232	4,425	29,466	175	3,919	26,615	267
Other financial liabilities	11,805	504	3	12,246	1	2	11,024	-	1
Financial liabilities designated at fair value through profit or loss	-	8,558	1,492	-	8,629	1,382	-	3,149	3,844
Customer deposits	-	902	-	-	944	-	-	976	-
Debt certificates (*)	-	3,038	1,492	-	3,274	1,382	-	1,529	1,329
Other financial liabilities	-	4,617	-	-	4,410	-	-	643	2,515
Derivatives – Hedge accounting	53	2,250	15	30	2,192	11	223	2,454	3

  (*) The information for the years 2019 and 2018 has been subject to certain modifications, related to some issuances of Garanti Group

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2020, 2019 and 2018:

Fair value of financial Instruments by levels. December 2020 (Millions of euros)
	2020		2019		2018
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	73,856	1,847	69,092	1,508	61,969	404		- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates - Funding interest rates not observed in the market or in consensus services
Loans and advances	28,659	1,609	32,321	1,285	28,642	60	Present-value method (Discounted future cash flows)
Debt securities	11,123	57	8,178	55	7,494	199	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	31	60	-	59	-	60	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV not published
Derivatives	34,043	121	28,593	109	25,833	85
Interest rate

Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

									- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss	381	992	92	1,160	78	1,929
Loans and advances	-	499	-	1,038	-	1,778	Specific liquidation criteria regarding losses of the EPA proceedings PD and LGD of the internal models, valuations and specific criteria of the EPA proceedings Discounted future cash flows		- Prepayment rates - Business plan of the underlying asset, WACC, macro scenario - Property valuation
Debt securities	324	28	91	19	71	76	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	57	465	1	103	8	75	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Financial assets designated at fair value through profit or loss	178	-	-	-	-	-	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates
Debt securities	178	-	-	-	-	-
Financial assets at fair value through other comprehensive income	7,866	598	9,203	1,084	9,323	1,190
Debt securities	7,832	493	9,057	604	9,221	711	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	34	105	146	480	113	479	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	1,862	8	1,685	-	2,882	3
Interest rate

Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Momentum adjustment
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment
Credit							Credit Derivatives: Default model and Gaussian copula
Commodities							Commodities: Momentum adjustment and Discounted cash flows

Fair Value of financial Instruments by Levels.(Millions of Euros)

	2020		2019		2018
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	58,045	856	61,588	827	56,560	269
Deposits	23,495	621	32,121	649	29,945	-	Present-value method (Discounted future cash flows)	- Interest rate yield - Funding interest rates observed in the market or in consensus services - Exchange rates	- Funding interest rates not observed in the market or in consensus services
Derivatives	34,046	232	29,466	175	26,615	267
Interest rate

Interest rate products (Interest rate Swaps, call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

									- Beta - Correlation between tenors - Interest rates volatility
Equity							Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Assets correlation
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Short positions	504	3	1	2	-	1	Present-value method (Discounted future cash flows)		- Prepayment rates - Issuer´s credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	8,558	1,492	8,629	1,382	3,149	3,844	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,250	15	2,192	11	2,454	3
Interest rate

Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

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

•           Net asset value: This technique utilizes certain assumptions to use net asset value as representative of fair value, which is equal to the total value of the assets and liabilities of a fund published by the managing entity.

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

•           Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the underlying interest rate. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic applied in rate/credit hybrid operative. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

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

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, which are based on the recovery levels for all derivative products on any instrument, deposits and repos at the legal entity level (all counterparties under a same master agreement), in which BBVA has exposure.

Credit Valuation Adjustment (hereinafter “CVA”) and Debit Valuation Adjustments (hereinafter “DVA”) are included in the valuation of derivatives, both assets and liabilities, to reflect the impact on the fair value of the counterparty credit risk and its own, respectively. The Group incorporates in its valuation, for all exposures classified in any of the categories valued at fair value, both the counterparty credit risk and its own. In the trading portfolio, and in the specific case of derivatives, credit risk is recognized through such adjustments.

As a general rule, the calculation of CVA is the sum of the expected positive exposure in time t, the probability of default between t-1 and t, and the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the sum of the expected negative exposure in time t, the probability of default of BBVA between t-1 and t, and the Loss Given Default of BBVA. Both calculations are performed throughout the entire period of potential exposure.

The calculation of the expected positive and negative exposure is done through a Montecarlo simulation of the market variables involved in all trades’ valuation under the same legal netting set.

The information needed to calculate the probability of default and the loss given default of a counterparty comes from the credit markets. The counterparty’s Credit Default Swaps are used if liquid quotes are available. If a market price is not available, BBVA has implemented a mapping process based on the sector, rating and geography of the counterparty to assign probabilities of default and loss given default calibrated directly to market.

The amounts recognized in the consolidated balance sheet as of December 31, 2020, 2019 and 2018 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) was €-142 million, €-106 and €-163 million respectively, and the valuation adjustments to the derivative liabilities as “Debit Valuation Adjustment” (DVA) was €124 million, €117 and €214 million, respectively. The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as of December 31, 2020, 2019 and 2018 corresponding to the mentioned adjustments was a net impact of €-29 million, €67 and €-24 million respectively.

Additionally, as of December 31, 2020, 2019 and 2018, €-9, €-8 and €-12 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet, being the impact on results €-1 million, €4 and €-2 million, respectively.

Unobservable inputs

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2020, 2019 and 2018:

Unobservable inputs. December 2020
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit Spread	4.32	47.01	564.22	b.p.
		Recovery Rate	0.00%	37.06%	40.00%	%
			0.10%	99.92%	143.87%	%
Equity/Fund instruments (*)	Net Asset Value
	Comparable Pricing
Security Finance	Present value method	Repo funding curve	(1.00%)	0.00%	1.00%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation Default	30.40%	44.87%	60.95%	%
	Black 76	Price Volatility	-			Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (**)
		Correlations	(100%)	100%	100%	%
		Volatility	6.52	29.90	141.77	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	4.11	10.00	16.14	Vegas
IR Derivatives	Option models on IR underlyings	Beta	0.25	2.00	18.00%
		Correlation Rate/Credit	(100)		100%
		Credit Default Volatility	-	-	-	Vegas

(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.

(**) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2019
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Loans and advances	Present value method	Repo funding curve	(6)	16	100	b.p.
Debt securities	Comparable pricing	Credit spread	18	83	504	b.p.
		Recovery rate	0.00%	28.38%	40.00%	%
			0.01%	98.31%	135.94%	%
Equity instruments (*)	Comparable pricing Net asset value

Credit option	Gaussian Copula	Correlation default	19.37%	44.33%	61.08%	%
Corporate Bond option	Black 76	Price volatility	-	-	-	Vegas
Equity OTC option	Heston	Forward volatility skew	35.12	35.12	35.12	Vegas
	Local volatility	Dividends (**)
		Volatility	2.49	23.21	60.90	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	3.70	6.30	10.05	Vegas
Interest rate options	Libor Market Model	Beta	0.25	2.00	18.00%
		Correlation rate/Credit	(100)		100%
		Credit default Volatility	-	-	-	Vegas

(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.

(**) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2018
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt securities	Comparable pricing	Credit spread	37	152	385	b.p.
		Recovery rate	0.00%	32.06%	40.00%	%
			1.00%	88.00%	275.00%	%
Equity instruments (*)	Comparable pricing Net asset value

Credit option	Gaussian Copula	Correlation default	0.00%	37.98%	60.26%	%
Corporate Bond option	Black 76	Price volatility	-	-	-	Vegas
Equity OTC option	Heston	Forward volatility skew	47.05	47.05	47.05	Vegas
	Local volatility	Dividends (**)
		Volatility	13.79	27.24	65.02	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	5.05	7.73	9.71	Vegas
Interest rate options	Libor Market Model	Beta	0.25	9.00	18.00%
		Correlation rate/Credit	(100)		100%
		Credit default Volatility	-	-	-	Vegas

(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.

(**) The range of unobservable dividends is too wide range to be relevant.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

Financial assets Level 3: Changes in the year (Millions of Euros)
	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	3,754	2,220	3,527	4,115	835	1,386
Changes in fair value recognized in profit and loss (*)	609	293	112	71	(167)	(28)
Changes in fair value not recognized in profit and loss	(89)	(4)	2	-	(4)	-
Acquisitions, disposals and liquidations (**)	(699)	(393)	5	595	2,102	2,710
Net transfers to Level 3	549	287	77	(2,751)	761	47
Exchange differences and others	(160)	(35)	31	189	-	-
Discontinued operations (***)	(518)	(5)	-	-	-	-
Balance at the end	3,446	2,363	3,754	2,219	3,527	4,115

 (*)      Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2020, 2019 and 2018. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

(**)      Of which, in 2020, the assets roll forward is comprised of €326 million of acquisitions, €1,014 million of disposals and €11 million of liquidations. The liabilities roll forward is comprised of €115 million of acquisitions, €449 million of sales and €11 million of liquidations.

(***)      Amount in 2020 are mainly due to the stake in BBVA USA (see Notes 3 and 21).

During the 2020 financial year, the level of significance of the unobservable inputs used to determine the fair value hierarchy of loans and advances to customers at amortized cost has been reviewed, resulting in a greater exposure classified as Level 3. This review has been carried out in the context of availability of new information, more adjusted to the changes that have occurred both in market conditions and in the composition of the credit portfolio. The effect on the consolidated results and solvency ratios, resulting from this review, does not represent any change (see Note 8.2).

During 2019, certain interest rate yields were adapted to those observable in the market, which mainly affected the valuation of certain deposit classes recorded under “Financial liabilities at amortized cost” and certain insurance products recorded under “Financial liabilities designated at fair value through profit or loss - Other financial liabilities”, and, as a result thereof, their classification changed from Level 3 to Level 2. Additionally, €1,285 million in assets held for trading and €649 million in liabilities held for trading were classified in Level 3, mainly due to certain reverse repurchase and repurchase agreements, due to the non-observability and liquidity in the interest rate yield for the financing of assets applied in the calculation of their fair value.

As of December 31, 2020, 2019 and 2018, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Group, has established the rules for an appropriate financial instruments held for trading classification according to the fair value hierarchy defined by IFRS.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the subsidiaries. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the years ended December 31, 2020, 2019 and 2018 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2020, 2019 and 2018:

Transfer between Levels. December 2020 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		1,460	11	203	548	4	98
Non-trading financial assets mandatorily at fair value through profit or loss		9	11	4	-	-	17
Financial assets designated at fair value through profit or loss		143	-	-	-	-	-
Financial assets at fair value through other comprehensive income		484	-	135	96	-	6
Derivatives – Hedge accounting		-	-	-	8	-	-
Total		2,096	23	342	652	4	122
LIABILITIES
Financial liabilities held for trading		8	3	-	268	-	13
Financial liabilities designated at fair value through profit or loss		-	-	-	56	-	27
Derivatives – Hedge accounting		-	-	-	-	-	-
Total		8	3	-	324	-	40

Transfer between levels (Millions of Euros).
		2019						2018
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		74	-	1,119	502	1	160	1,171	2	2	6	-	2
Non-trading financial assets mandatorily at fair value through profit or loss		-	-	23	2	-	44	-	-	9	67	-	24
Financial assets designated at fair value through profit or loss		-	-	-	-	1	-	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income		6	6	4	209	-	454	134	72	-	515	-	-
Derivatives – Hedge accounting		-	-	-	26	-	10	-	-	-	52	118	49
Total		79	6	1,145	739	2	667	1,305	74	11	641	118	75
LIABILITIES
Financial liabilities held for trading		1	-	-	-	-	-	-	-	-	138	-	37
Financial liabilities designated at fair value through profit or loss		-	-	-	27	-	2,679	-	-	-	-	-	-
Derivatives – Hedge accounting		-	-	-	27	-	125	-	-	-	-	-	-
Total		1	-	-	54	-	2,804	-	-	-	138	-	37

The amount of financial instruments that were transferred between levels of valuation during the year ended December 31, 2020, is not material relative to the total portfolios, and corresponds to the above changes in the classification between levels these financial instruments modified some of their features, specifically:

•           Transfers between Levels 1 and 2 represent mainly debt securities and equity instruments, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).

•           Transfers from Level 2 to Level 3 are mainly due to transactions of financial assets held for trading, non-trading financial assets mandatorily valued at fair value, hedging derivatives, financial liabilities held for trading and financial liabilities designated at fair value through profit or loss.

•           Transfers from Level 3 to Level 2 generally affect derivative and debt securities transactions, for which inputs observable in the market have been obtained.

Sensitivity analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuation risk that is incurred in such assets without applying diversification criteria between them.

As of December 31, 2020, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments Level 3: Sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement		Potential impact on other comprehensive income
	Most favorable hypothesis	Least favorable hypothesis	Most favorable hypothesis	Least favorable hypothesis
ASSETS
Financial assets held for trading	10	(40)	-	-
Loans and Advances	1	(1)	-	-
Debt securities	5	(5)	-	-
Equity instruments	1	(31)	-	-
Derivatives	3	(3)	-	-
Non-trading financial assets mandatorily at fair value through profit or loss	229	(60)	-	-
Loans and advances	204	(29)	-	-
Debt securities	15	(15)	-	-
Equity instruments	9	(16)	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	22	(23)
Total	239	(101)	22	(23)

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

•        Deposits of credit institutions which are not short-term and term customer deposits: these deposits will be valued by discounting future cash flows using the interest rate curve in effect at the time of the adjustment adjusted by the credit spread and incorporating any behavioral assumptions if this proves relevant (early repayments, optionalities, etc.).

•           Debt certificate (Issuances): The fair value estimation of these liabilities depend on the availability of market prices or by using the present value method: discount of future cash flows, using market interest rates at valuation time and taking into account the credit spread.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2020, 2019 and 2018, broken down according to the method of valuation used for the estimation:

Fair value of financial instruments at amortized cost by levels (Millions of euros)
	2020			2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	65,355	-	165	44,111	-	192	58,024	-	172
Financial assets at amortized cost	35,196	15,066	324,005	29,391	217,279	196,119	21,419	204,619	193,819
LIABILITIES
Financial liabilities at amortized cost	90,839	255,278	144,889	67,229	289,599	159,082	58,225	269,128	182,948

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2020, 2019 and 2018:

Fair Value of financial Instruments at amortized cost by valuation technique. December 2020 (Millions of Euros)
	2020		2019		2018		Valuation technique(s)	Main inputs used
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
ASSETS
Financial assets at amortized cost	15,066	324,005	217,279	196,119	204,619	193,819	Present-value method (Discounted future cash flows)
Central banks	-	-	-	2	-	1		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	1,883	12,641	9,049	4,628	4,934	4,291		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	3,904	310,924	194,897	190,144	190,666	183,645		- Credit spread - Prepayment rates - Interest rate yield
Debt securities	9,279	440	13,333	1,345	9,019	5,881		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	255,278	144,889	289,599	159,082	269,128	182,948
Deposits from central banks	-	207	129	-	196	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from credit institutions	22,914	4,633	21,575	6,831	22,281	9,852
Deposits from customers	210,097	129,525	245,720	135,514	240,547	135,270
Debt certificates	14,413	4,848	14,194	11,133	6,104	25,096
Other financial liabilities	7,854	5,676	7,981	5,604	-	12,730

9. Cash, cash balances at central banks and other demand deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	Notes	2020	2019	2018
Cash on hand		6,447	7,060	6,346
Cash balances at central banks (*)		53,079	31,755	43,880
Other demand deposits		5,994	5,488	7,970
Total	8.1	65,520	44,303	58,196

(*)   The variation in 2020 is mainly due to an increase in balances of BBVA, S.A. at the Bank of Spain.

10. Financial assets and liabilities held for trading

10.1. Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2020	2019	2018
ASSETS
Derivatives (*)		40,183	32,232	29,523
Equity instruments	7.2.2	11,458	8,892	5,254
Credit institutions		633	1,037	880
Other sectors		10,824	7,855	4,374
Debt securities	7.2.2	23,970	26,309	25,577
Issued by central banks		1,011	840	1,001
Issued by public administrations		19,942	23,918	22,950
Issued by financial institutions		1,479	679	790
Other debt securities		1,538	872	836
Loans and advances	7.2.2	32,647	34,303	28,750
Loans and advances to central banks		53	535	2,163
Reverse repurchase agreement (**)		53	535	2,163
Loans and advances to credit institutions		20,499	21,286	14,566
Reverse repurchase agreement (**)		20,491	21,219	13,305
Loans and advances to customers		12,095	12,482	12,021
Reverse repurchase agreement (**)		11,493	12,187	11,794
Total assets	8.1	108,257	101,735	89,103
LIABILITIES
Derivatives (*)		41,680	34,066	30,801
Short positions		12,312	12,249	11,025
Deposits		32,496	42,365	37,934
Deposits from central banks		6,277	7,635	10,511
Repurchase agreement (**)		6,277	7,635	10,511
Deposits from credit institutions		16,558	24,969	15,687
Repurchase agreement (**)		16,217	24,578	14,839
Customer deposits		9,660	9,761	11,736
Repurchase agreement (**)		9,616	9,689	11,466
Total liabilities	8.1	86,488	88,680	79,761

(*)   The variation in 2020 is mainly due to the evolution of exchange rate derivatives at BBVA, S.A.  The information for 2019 and 2018 has been subject to certain modifications related to the operation of non-significant cross currency swaps in order to improve comparability with the figures for 2020.

 (**) See Note 35.

As of December 31, 2020, 2019 and 2018 “Short positions” include €11,696, €11,649 and €10,255 million, respectively, held with general governments.

10.2. Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2020, 2019 and 2018, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions and other financial corporations, and are related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2020			2019			2018
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	26,451	26,028	3,252,066	21,004	20,378	3,024,794	18,546	18,169	2,929,371
OTC	26,447	26,020	3,233,718	21,004	20,377	2,997,443	18,546	18,169	2,910,016
Organized market	3	8	18,348	-	1	27,351	-	-	19,355
Equity instruments	2,626	4,143	72,176	2,263	3,499	84,140	2,799	2,956	114,184
OTC	584	1,836	42,351	353	1,435	40,507	631	463	39,599
Organized market	2,042	2,307	29,825	1,910	2,065	43,633	2,168	2,492	74,586
Foreign exchange and gold	10,952	11,216	461,898	8,608	9,788	472,194	7,942	9,280	432,283
OTC	10,942	11,216	457,180	8,571	9,782	463,662	7,931	9,225	426,952
Organized market	10	-	4,719	37	6	8,532	11	55	5,331
Credit	153	292	23,411	353	397	29,077	232	393	25,452
Credit default swap	146	156	21,529	338	283	26,702	228	248	22,791
Credit spread option	-	-	-	-	2	150	2	-	500
Total return swap	7	136	1,882	14	113	2,225	2	145	2,161
Other	-	-	-	-	-	-	-	-	-
Commodities	1	1	26	4	4	64	3	3	67
Other	-	-	-	-	-	-	-	-	-
DERIVATIVES	40,183	41,680	3,809,577	32,232	34,066	3,610,269	29,523	30,801	3,501,358
Of which: OTC - credit institutions	24,432	27,244	958,017	19,962	22,973	1,000,243	16,305	18,055	897,384
Of which: OTC - other financial corporations	8,211	8,493	2,663,978	6,028	6,089	2,370,988	7,136	7,522	2,355,784
Of which: OTC - other	5,484	3,627	134,690	4,294	2,932	159,521	3,902	2,677	148,917

11. Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2020	2019	2018
Equity instruments	7.2.2	4,133	4,327	3,095
Debt securities	7.2.2	356	110	237
Loans and advances to customers	7.2.2	709	1,120	1,803
Total	8.1	5,198	5,557	5,135

12. Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2020	2019	2018
ASSETS
Debt securities	7.2.2	1,117	1,214	1,313
LIABILITIES
Customer deposits		902	944	976
Debt certificates		4,531	4,656	2,858
Other financial liabilities: Unit-linked products		4,617	4,410	3,159
Total liabilities	8.1	10,050	10,010	6,993

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

13. Financial assets at fair value through other comprehensive income

13.1. Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	2020	2019	2018
Equity instruments	7.2.2	1,100	2,420	2,595
Debt securities (*)		68,308	58,731	53,709
Loans and advances to credit institutions	7.2.2	33	33	33
Total	8.1	69,440	61,183	56,337
Of which: loss allowances of debt securities		(97)	(110)	(28)

(*) The variation corresponds mainly to the increase in financial assets issued by governments in BBVA, S.A.

During financial years 2020 and 2019, there have been no significant reclassifications from “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”.

13.2. Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2020, 2019 and 2018 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments. (Millions of Euros)
	2020				2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Equity instruments
Spanish companies shares	2,182	-	(1,309)	873	2,181	-	(507)	1,674	2,172	-	(210)	1,962
Foreign companies shares	100	38	(17)	121	136	87	(11)	213	90	43	(12)	121
The United States	27	-	-	27	30	47	-	78	20	17	-	37
Mexico	1	33	-	34	1	33	-	34	1	25	-	26
Turkey	2	4	-	6	3	2	-	5	3	-	(1)	2
Other countries	70	1	(17)	54	102	5	(11)	96	66	1	(11)	56
Subtotal equity instruments listed	2,282	38	(1,326)	995	2,317	87	(518)	1,886	2,262	43	(222)	2,083
Equity instruments
Spanish companies shares	5	1	-	5	5	1	-	5	6	1	-	7
Foreign companies shares	58	43	(1)	100	450	79	(1)	528	453	54	(1)	506
The United States	-	-	-	-	387	32	-	419	388	23	-	411
Mexico	-	-	-	-	-	-	-	-	-	-	-	-
Turkey	5	-	-	5	5	4	-	9	6	4	-	10
Other countries	52	43	(1)	94	57	43	(1)	99	59	27	(1)	85
Subtotal unlisted equity instruments	62	44	(1)	105	454	80	(1)	533	459	55	(1)	513
Total	2,344	82	(1,327)	1,100	2,772	167	(519)	2,420	2,721	98	(223)	2,595

13.3. Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements as of December 31, 2020, 2019 and 2018, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	2020				2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agency debt securities	28,582	801	(16)	29,367	20,740	830	(20)	21,550	17,205	661	(9)	17,857
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	1,363	76	-	1,439	959	65	-	1,024	793	63	-	855
Other issuers	867	40	(1)	906	907	40	-	947	804	37	(1)	841
Subtotal	30,811	917	(17)	31,712	22,607	935	(21)	23,521	18,802	761	(10)	19,553
Foreign debt securities
Mexico	9,107	291	(3)	9,395	7,790	22	(26)	7,786	6,299	6	(142)	6,163
Government and other government agency debt securities	8,309	271	(1)	8,579	6,869	18	(19)	6,868	5,286	4	(121)	5,169
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	113	5	-	118	77	2	-	78	35	-	(1)	34
Other issuers	685	15	(2)	698	843	2	(6)	840	978	2	(20)	961
The United States	4,642	52	(3)	4,691	11,376	68	(51)	11,393	14,507	47	(217)	14,338
Government securities	2,307	9	(1)	2,315	8,570	42	(12)	8,599	11,227	37	(135)	11,130
Treasury and other government agencies	2,307	9	(1)	2,315	5,595	32	(2)	5,624	7,285	29	(56)	7,258
States and political subdivisions	-	-	-	-	2,975	10	(10)	2,975	3,942	8	(79)	3,872
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	186	3	-	188	122	2	-	124	49	1	-	50
Other issuers	2,149	40	(2)	2,187	2,684	24	(39)	2,670	3,231	9	(82)	3,158
Turkey	3,456	90	(73)	3,473	3,752	38	(76)	3,713	4,164	20	(269)	3,916
Government and other government agency debt securities	3,456	90	(73)	3,473	3,752	38	(76)	3,713	4,007	20	(256)	3,771
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-	157	-	(13)	145
Other issuers	-	-	-	-	-	-	-	-	-	-	-	-
Other countries	18,340	739	(42)	19,037	11,870	554	(106)	12,318	9,551	319	(130)	9,740
Other foreign governments and other government agency debt securities	10,458	502	(17)	10,943	6,963	383	(78)	7,269	4,510	173	(82)	4,601
Central banks	1,599	21	(8)	1,611	1,005	9	(4)	1,010	987	2	(4)	986
Credit institutions	2,521	116	(8)	2,629	1,795	109	(12)	1,892	1,856	111	(20)	1,947
Other issuers	3,762	100	(8)	3,854	2,106	53	(12)	2,147	2,197	33	(25)	2,206
Subtotal	35,545	1,172	(120)	36,596	34,788	681	(259)	35,210	34,521	392	(758)	34,157
Total	66,356	2,089	(137)	68,308	57,395	1,617	(280)	58,731	53,323	1,153	(768)	53,709

The credit ratings of the issuers of debt securities as of December 31, 2020, 2019 and 2018 are as follows:

Debt securities by rating
	2020		2019		2018
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	4,345	6.4%	3,669	6.2%	531	1.0%
AA+	595	0.9%	7,279	12.4%	13,100	24.4%
AA	449	0.7%	317	0.5%	222	0.4%
AA-	406	0.6%	265	0.5%	409	0.8%
A+	5,912	8.7%	3,367	5.7%	632	1.2%
A	2,112	3.1%	12,895	22.0%	687	1.3%
A-	31,614	46.3%	10,947	18.6%	18,426	34.3%
BBB+	8,629	12.6%	9,946	16.9%	9,195	17.1%
BBB	4,054	5.9%	2,966	5.1%	4,607	8.6%
BBB-	5,116	7.5%	1,927	3.3%	1,003	1.9%
BB+ or below	4,731	6.9%	4,712	8.0%	4,453	8.3%
Unclassified	345	0.5%	441	0.8%	445	0.8%
Total	68,308	100.0%	58,731	100.0%	53,709	100.0%

13.4. Gains/losses

The changes in the gains/losses (net of taxes) in December 31, 2020, 2019 and 2018 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains / losses (Millions of Euros)
		Debt securities			Equity instruments
	Notes	2020	2019	2018	2020	2019	2018
Balance at the beginning		1,760	943	1,557	(403)	(155)	84
Effect of changes in accounting policies (IFRS 9)				(58)			(40)
Valuation gains and losses		489	1,267	(640)	(876)	(238)	(174)
Amounts transferred to income		(72)	(119)	(137)
Amounts transferred to Reserves					-	-	-
Income tax and other		(107)	(331)	221	23	(10)	(25)
Balance at the end	30	2,069	1,760	943	(1,256)	(403)	(155)

In 2020, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €19 million (see Note 47).

In 2019, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €82 million (see Note 47) as a result of the decrease in the rating of debt securities in Argentina during the last quarter of 2019.

In 2018, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €1 million (see Note 47).

In 2020, equity securities presented a decrease of 876 million euros in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to the Telefónica  quotation.

During 2020, 2019 and 2018 there has been no significant impairment recorded in equity instruments under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification- Financial assets at fair value through other comprehensive income” (see Note 47).

14. Financial assets at amortized cost

14.1. Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2020	2019	2018
Debt securities		35,737	38,877	32,530
Government		28,727	31,526	25,014
Credit institutions		783	719	644
Other financial corporations		5,027	5,254	5,421
Non-financial corporations		1,200	1,379	1,451
Loans and advances to central banks		6,209	4,275	3,941
Loans and advances to credit institutions		14,575	13,649	9,163
Reverse repurchase agreements (**)		1,914	1,817	478
Other loans and advances		12,661	11,832	8,685
Loans and advances to customers (***)		311,147	382,360	374,027
Government		19,391	28,222	28,114
Other financial corporations		9,817	11,207	9,468
Non-financial corporations		136,424	166,789	163,922
Other		145,515	176,142	172,522
Total	8.1	367,668	439,162	419,660
Of which: impaired assets of loans and advances to customers (*)		14,672	15,954	16,349
Of which: loss allowances of loans and advances (*)		(12,141)	(12,427)	(12,217)
Of which: loss allowances of debt securities		(48)	(52)	(51)

(*)        See Note 7.2

(**)       See Note 35.

(***)      Amount in 2020 is mainly due to the stake in BBVA USA (see Note 21).

During financial years 2020, 2019 and 2018, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2. Debt securities

The breakdown of the balance under the heading “Debt securities” in the accompanying consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost: Debt securities. (Millions of Euros)
	2020				2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agencies	13,656	1,212	-	14,868	12,755	630	(21)	13,363	10,953	458	(265)	11,146
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	26	-	-	26	53	-	-	53
Other issuers	4,835	59	(7)	4,887	4,903	38	(10)	4,931	5,014	41	(25)	5,030
Subtotal	18,492	1,271	(7)	19,756	17,684	668	(31)	18,320	16,019	499	(290)	16,228
Foreign debt securities
Mexico	7,771	534	(16)	8,289	6,374	168	(18)	6,525	5,148	10	-	5,157
Government and other government agencies debt securities	6,963	479	-	7,442	5,576	166	-	5,742	4,571	9	-	4,579
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	632	55	-	687	526	2	-	529	350	1	-	351
Other issuers	176	-	(16)	160	272	-	(18)	254	227	-	-	227
The United States	52	-	(26)	26	6,125	111	(20)	6,217	2,559	15	(3)	2,570
Government securities	14	-	-	14	5,690	111	(18)	5,783	2,070	-	-	2,070
Treasury and other government agencies	14	-	-	14	1,161	50	(17)	1,193	118	-	-	118
States and political subdivisions	-	-	-	-	4,530	61	(1)	4,590	1,952	-	-	1,952
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	23	-	(16)	7	25	-	(1)	25	23	9	(2)	30
Other issuers	15	-	(10)	5	410	-	(1)	409	466	6	(1)	470
Turkey	3,628	95	(25)	3,698	4,113	48	(65)	4,097	4,062	-	(261)	3,801
Government and other government agencies debt securities	3,621	95	(25)	3,691	4,105	47	(65)	4,088	4,054	-	(261)	3,793
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	6	-	-	6	7	1	-	8	7	-	-	7
Other issuers	1	-	-	1	1	-	-	1	1	-	-	1
Other countries	5,795	505	(1)	6,299	4,581	82	(26)	4,637	4,741	32	(152)	4,622
Other foreign governments and other government agency debt securities	4,473	467	(1)	4,939	3,400	82	(22)	3,459	3,366	27	(152)	3,242
Central banks	-	-	-	-	-	-	-	-	64	-	-	64
Credit institutions	122	-	-	122	135	-	-	135	147	-	-	147
Other issuers	1,200	38	-	1,238	1,047	-	(4)	1,043	1,164	5	-	1,169
Subtotal	17,245	1,134	(68)	18,311	21,194	409	(129)	21,476	16,510	57	(416)	16,150
Total	35,737	2,405	(75)	38,067	38,877	1,077	(160)	39,796	32,530	556	(706)	32,378

As of December 31, 2020, 2019 and 2018, the credit ratings of the issuers of debt securities classified as follows:

Debt securities by rating
	2020		2019		2018
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	151	0.4%	39	0.1%	49	0.2%
AA+	74	0.2%	6,481	16.7%	1,969	6.1%
AA	64	0.2%	14	-	62	0.2%
AA-	48	0.1%	713	1.8%	-	-
A+	42	-	-	-	607	1.9%
A	590	1.7%	16,806	43.2%	21	0.1%
A-	16,736	46.8%	607	1.6%	6,117	18.8%
BBB+	7,919	22.2%	3,715	9.6%	13,894	42.7%
BBB	942	2.6%	551	1.4%	1,623	5.0%
BBB-	4,499	12.6%	3,745	9.6%	2,694	8.3%
BB+ or below	3,928	11.0%	5,123	13.2%	4,371	13.4%
Unclassified	743	2.1%	1,083	2.8%	1,123	3.5%
Total	35,737	100.0%	38,877	100.0%	32,530	100.0%

14.3. Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	2020	2019	2018
On demand and short notice	2,835	3,050	3,641
Credit card debt	13,093	16,354	15,445
Trade receivables	15,544	17,276	17,436
Finance leases	7,650	8,711	8,650
Reverse repurchase agreements	71	26	294
Other term loans	267,031	332,160	324,767
Advances that are not loans	4,924	4,784	3,794
Total	311,147	382,360	374,027

The heading “Financial assets at amortized cost – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as pursuant to the Mortgage Market Act, are linked to long-term mortgage covered bonds.

The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2020:

Interest sensitivity of outstanding loans and advances maturing in more than one year (Millions of Euros)
	2020			2019
	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	46,104	66,444	112,548	55,920	68,915	124,835
Variable rate	86,710	41,452	128,162	79,329	97,765	177,095
Total	132,814	107,895	240,710	135,249	166,680	301,929

As of December 31, 2020, 2019 and 2018, 47%, 41% and 38%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 53%, 59% and 62%, respectively, have variable interest rates.

This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2020	2019	2018
Securitized mortgage assets	23,953	26,169	26,556
Other securitized assets	6,144	4,249	3,221
Total	30,098	30,418	29,777

15. Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2020	2019	2018
ASSETS
Derivatives - Hedge accounting	1,991	1,729	2,892
Fair value changes of the hedged items in portfolio hedges of interest rate risk	51	28	(21)
LIABILITIES
Hedging derivatives	2,318	2,233	2,680
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-	-

As of December 31, 2020, 2019 and 2018, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Derivatives - Hedge accounting breakdown by type of risk and type of hedge. (Millions of Euros)
	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	989	525	920	488	982	513
OTC	989	525	920	488	982	513
Organized market	-	-	-	-	-	-
Equity	-	-	-	3	6	-
OTC	-	-	-	3	6	-
Organized market	-	-	-	-	-	-
Foreign exchange and gold	435	350	420	316	587	398
OTC	435	350	420	316	587	398
Organized market	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
FAIR VALUE HEDGES	1,424	874	1,341	808	1,575	912
Interest rate	154	1,055	224	850	221	562
OTC	154	1,041	224	839	219	562
Organized market	-	15	-	11	2	-
Equity	-	-	-	-	-	-
Foreign exchange and gold	225	55	115	18	955	873
OTC	225	50	115	18	955	873
Organized market	-	5	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
CASH FLOW HEDGES	379	1,111	339	868	1,176	1,435
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	166	139	12	242	92	231
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	18	170	37	216	33	90
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	3	23	1	99	15	12
DERIVATIVES-HEDGE ACCOUNTING	1,991	2,318	1,729	2,233	2,892	2,680
of which: OTC - credit institutions	1,718	1,965	1,423	1,787	2,534	2,462
of which: OTC - other financial corporations	273	333	306	426	355	216
of which: OTC - other	-	-	-	8	2	2

Below there is a breakdown of the items covered by fair value hedges:

Hedged items in fair value hedges. December 2020 (Millions of Euros)
	Carrying amount	Hedge adjustments included in the carrying amount of assets/liabilities	Remaining adjustments for discontinued micro hedges including hedges of net positions	Hedged items in portfolio hedge of interest rate risk
ASSETS
Financial assets measured at fair value through other comprehensive income	28,091	(99)	12	-
Interest rate	28,059
Other	33
Financial assets measured at amortized cost	11,177	386	3	2,500
Interest rate	11,177
LIABILITIES
Financial liabilities measured at amortized costs	23,546	(576)	2	-
Interest rate	23,543
Equity	-
Foreign exchange and gold	3

The following is the calendar of the notional maturities of the hedging instruments as of December 31, 2020:

Calendar of the notional maturities of the hedging instruments (Millions of Euros)
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	3,581	10,945	28,487	18,656	61,668
Of which: Interest rate	3,569	10,879	26,946	18,609	60,003
CASH FLOW HEDGES	10,495	2,808	2,576	6,972	22,852
Of which: Interest rate	6,756	154	1,816	6,600	15,326
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	1,853	2,910	-	-	4,763
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	299	576	1,533	1,029	3,437
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	101	11	1,049	-	1,161
DERIVATIVES-HEDGE ACCOUNTING	15,933	17,340	33,984	26,623	93,881

In 2020, 2019 and 2018, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2020, 2019 and 2018 were not material.

16. Investments in joint ventures and associates

16.1. Joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)
	2020	2019	2018
Joint ventures
Altura Markets, S.V., S.A.	77	73	69
RCI Colombia	36	37	32
Desarrollo Metropolitanos del Sur, S.L.	17	14	13
Other	19	30	59
Subtotal	149	154	173
Associates
Divarian Propiedad, S.A.U.	567	630	591
Metrovacesa, S.A.	285	443	508
BBVA Allianz Seguros y Reaseguros, S.A.	250	-	-
ATOM Bank PLC	64	136	138
Solarisbank AG	39	36	37
Cofides	25	23	22
Redsys servicios de procesamiento, S.L.	14	14	12
Servicios Electrónicos Globales S.A. de CV	11	11	9
Other	33	41	88
Subtotal	1,288	1,334	1,405
Total	1,437	1,488	1,578

Details of the joint ventures and associates as of December 31, 2020 are shown in Appendix II.

The following is a summary of the changes in the in December 31, 2020, 2019 and 2018 under this heading in the accompanying consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2020	2019	2018
Balance at the beginning		1,488	1,578	1,588
Acquisitions and capital increases		257	161	309
Disposals and capital reductions		(47)	(149)	(516)
Transfers and changes of consolidation method		(7)	(27)	211
Share of profit and loss	39	(39)	(42)	(7)
Exchange differences		(27)	10	2
Dividends, valuation adjustments and others		(188)	(43)	(8)
Balance at the end		1,437	1,488	1,578

During the year 2020, the most significant changes in the heading “Investments in joint ventures and associates” correspond to the valuation of Metrovacesa and BBVA Allianz Seguros y Reaseguros, S.A.

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

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with article 155 of the Corporations Act and article 125 of the Securities Market Act 4/2015.

16.2. Other information about associates and joint ventures

If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.

As of December 31, 2020, 2019 and 2018 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2020, 2019 and 2018 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3. Impairment

As described in IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2020, €158 million have been recorded in the Group’s consolidated income statement due to impairment. For the year ended December 31, 2019, €46 million were recorded due to impairment. There were no impairments recognized in 2018 (see Note 48).

17. Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets: Breakdown by type of assets and changes in the year 2020. (Millions of Euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties

Cost
Balance at the beginning		6,001	56	6,351	3,516	101	216	337	16,578
Additions		157	54	255	183	-	2	-	651
Retirements		(10)	(23)	(294)	(157)	(3)	(11)	-	(498)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Companies held for sale (*)		(925)	(31)	(366)	(294)	-	-	-	(1,616)
Transfers		(248)	(2)	(5)	(60)	25	18	-	(272)
Exchange difference and other		(595)	(2)	(426)	(127)	-	(24)	8	(1,166)
Balance at the end		4,380	52	5,515	3,061	123	201	345	13,677

Accrued depreciation
Balance at the beginning		1,253	-	4,344	370	11	15	74	6,067
Additions	45	83	-	370	312	12	3	1	781
Additions transfer to discontinued operations (*)		24	-	20	32	-	-	-	76
Retirements		(2)	-	(248)	(10)	-	-	-	(260)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Companies held for sale (*)		(373)	-	(321)	(71)	-	-	-	(765)
Transfers		(42)	-	(12)	(9)	4	1	-	(58)
Exchange difference and other		(110)	-	(294)	(42)	-	(3)	(21)	(470)
Balance at the end		833	-	3,859	582	27	16	54	5,371

Impairment
Balance at the beginning		212	-	-	191	14	26	-	443
Additions	49	18	-	26	68	12	1	-	125
Retirements		-	-	-	-	-	-	-	-
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Companies held for sale (*)		(8)	-	-	-	-	-	-	(8)
Transfers		(68)	-	-	10	-	7	-	(51)
Exchange difference and other		(5)	-	(26)	5	-	-	-	(26)
Balance at the end		149	-	-	274	26	34	-	483

Net tangible assets

Balance at the beginning		4,536	56	2,007	2,955	76	175	263	10,068
Balance at the end		3,398	52	1,656	2,205	70	151	291	7,823

(*)     Amount is mainly due to the stake in BBVA USA (see Note 3).

Tangible assets. Breakdown by type of assets and changes in the year 2019 (Millions of Euros)
					Right to use asset
					Own use	Investment properties	Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles

Cost
Balance at the beginning		5,939	70	6,314	-	-	201	386	12,910
Additions		90	63	335	3,574	101	12	-	4,175
Retirements		(44)	(20)	(302)	(57)	-	(10)	-	(433)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(41)	(51)	(8)	(1)	-	13	-	(88)
Exchange difference and other		57	(6)	12	-	-	-	(49)	14
Balance at the end		6,001	56	6,351	3,516	101	216	337	16,578
								0
Accrued depreciation
Balance at the beginning		1,138	-	4,212	-	-	11	76	5,437
Additions	45	92	-	431	338	11	4	-	876
Additions transfer to discontinued operations (*)		34	-	26	43	-	-	-	103
Retirements		(38)	-	(255)	(3)	-	-	-	(296)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(16)	-	(13)	(1)	-	-	-	(30)
Exchange difference and other		43	-	(57)	(7)	-	-	(2)	(23)
Balance at the end		1,253	-	4,344	370	11	15	74	6,067
								0
Impairment
Balance at the beginning		217	-	-	-	-	27	-	244
Additions	49	14	-	20	60	-	-	-	94
Retirements		(3)	-	-	-	-	-	-	(3)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(16)	-	-	127	14	(4)	-	121
Exchange difference and other		-	-	(20)	4	-	3	-	(13)
Balance at the end		212	-	-	191	14	26	-	443
		-	-	-	-	-	-	-	-
Net tangible assets		-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-
Balance at the beginning		4,584	70	2,102	-	-	163	310	7,229
Balance at the end		4,536	56	2,007	2,955	76	175	263	10,068

(*)     Amount in 2019 is mainly due to the stake in BBVA USA (see Note 3).

The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates whose average term is between 5 and 20 years. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented.

Tangible assets. Breakdown by type of assets and changes in the year 2018 (Millions of Euros)
		For own use			Total tangible asset of own use	Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles

Cost
Balance at the beginning		5,490	234	6,628	12,352	228	492	13,072
Additions		445	78	404	927	11	-	938
Retirements		(98)	(17)	(492)	(607)	(149)	(1)	(757)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		64	(177)	(12)	(125)	(5)	-	(130)
Exchange difference and other		38	(48)	(214)	(224)	116	(105)	(213)
Balance at the end		5,939	70	6,314	12,323	201	386	12,910

Accrued depreciation
Balance at the beginning		1,076	-	4,380	5,456	13	77	5,546
Additions	45	86	-	442	528	5	-	533
Additions transfer to discontinued operations (*)		34	-	27	61	-	-	61
Retirements		(36)	-	(403)	(439)	(8)	-	(447)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(3)	-	-	(3)	-	-	(3)
Transfers		(31)	-	(22)	(53)	(2)	-	(55)
Exchange difference and other		12	-	(212)	(200)	3	(1)	(198)
Balance at the end		1,138	-	4,212	5,350	11	76	5,437

Impairment
Balance at the beginning		315	-	-	315	20	-	335
Additions	49	29	-	-	29	(25)	-	4
Additions transfer to discontinued operations (*)		1	-	-	1	-	-	1
Retirements		-	-	-	-	(27)	-	(27)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(77)	-	-	(77)	(3)	-	(80)
Exchange difference and other		(51)	-	-	(51)	62	-	11
Balance at the end		217	-	-	217	27	-	244
		-	-	-	-	-	-	-
Net tangible assets

Balance at the beginning		4,099	234	2,248	6,581	195	415	7,191
Balance at the end		4,584	70	2,102	6,756	163	310	7,229

(*)     Amount is mainly due to the stake in BBVA USA (see Note 3).

As of December 31, 2020, 2019 and 2018, the cost of fully amortized tangible assets that remained in use were €2,299, €2,658 and €2,624 million respectively while its recoverable residual value was not significant.

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2020, 2019 and 2018:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2020	2019	2018
BBVA and Spanish subsidiaries	4,294	4,865	2,705
Foreign subsidiaries	3,529	5,203	4,524
Total	7,823	10,068	7,229

18. Intangible assets

18.1 Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	The United States	Mexico	Turkey	Colombia	Chile	Other	Total

Balance as of December 31, 2017	4,837	493	509	168	32	23	6,062
Additions	-	-	-	-	-	-	-
Exchange difference	229	26	(127)	(7)	(3)	-	118
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2018	5,066	519	382	161	29	23	6,180
Additions	-	-	-	-	-	-	-
Exchange difference	98	31	(36)	3	(2)	(1)	93
Impairment	(1,318)	-	-	-	-	-	(1,318)
Other	-	-	-	-	-	-	-
Balance as of December 31, 2019	3,846	550	346	164	27	22	4,955
Additions	-	-	-	-	-	-	-
Exchange difference	(22)	(72)	(92)	(21)	-	(1)	(208)
Impairment	(2,084)	-	-	-	-	(13)	(2,097)
Companies held for sale	(1,740)	-	-	-	-	-	(1,740)
Other	-	-	-	-	-	-	-
Balance as of December 31, 2020	-	478	254	143	27	8	910

As of December 31, 2020, the remaining goodwill of the United States CGU was reclassified to the heading “Non-current assets and disposal groups classified as held for sale” of the consolidated balance sheet, whereas the impairment was reclassified to the heading “Profit (loss) after tax from discontinued operations” of the consolidated income statements (see Notes 1.3, 3 and 21).

Goodwill in business combinations

There were no significant business combinations during 2020, 2019 and 2018.

Impairment Test

As mentioned in Note 2.2.8, the CGUs to which goodwill has been allocated, are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment. Furthermore, it is analyzed whether certain changes in the valuation assumptions used could give rise to differences in the result of the impairment test.

The BBVA Group performs estimations on the recoverable amount of certain CGU´s by calculating the value in use through the discounted value of future cash flows method.

The main hypotheses used for the value in use calculation are the following:

•           The forecast cash flows, including net interest margin and cost of risk, estimated by the Group's management, and based on the latest available budgets for the next 4 to 5 years, considering the macroeconomic variables of each CGU, regarding the existing balance structure as well as macroeconomic variables such as the evolution of interest rates and the CPI of the geography where the CGU is located, among others.

•           The constant growth rate for extrapolating cash flows, starting in the fourth or fifth year, beyond the period covered by the budgets or forecasts.

•           The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group's management to determine the values of the assumptions is based both on its projections and past experience. These values are verified and use external sources of information, wherever possible. Additionally, the valuation of the goodwill of the CGU of Turkey has been reviewed by independent experts (not the Group's external auditors).

As of December 31, 2020, as a result of the CGU´s assessment, the Group concluded there is no evidence of further indicators of impairment losses that requires recognizing significant additional impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.

As of March 31, 2020, the Group identified an indicator of impairment of goodwill in the United States CGU and as a result of the goodwill impairment test, the Group estimated impairment in the United States CGU, of €2,084 million, which was mainly due to the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Note 1.5) and the expected evolution of interest rates. This recognition did not affect the tangible book value nor the liquidity nor the solvency ratio of the BBVA Group.

As of December 31, 2019, the Group estimated impairment losses in the United States CGU of €1,318 million, which was mainly as a result of the negative evolution of interest rates, especially in the second half of the year, which accompanied by the slowdown of the economy caused the expected evolution of results below the previous estimation. This recognition did not affect the tangible book value nor the liquidity nor the solvency ratio of the BBVA Group.

As of December 31, 2018, no impairment had been identified in any of the main CGUs.

Goodwill - the United States CGU

As of December 31, 2020, the remaining goodwill corresponding to the United States CGU has been reclassified to the heading "Non-current assets and disposal groups classified as held for sale" in the consolidated balance sheets (see Notes 1.3, 3 and 21). Pursuant to IFRS 5.15, the CGU must be measured at the lower of fair value less costs to sell and the carrying amount. Given the price agreed in the sale agreement, the fair value less costs to sell is higher than carrying amount of the assets and liabilities of the CGU, which means that as of December 31, 2020 these will remain valued at their carrying amount (included goodwill) on the reclassification date.

The most significant assumptions used in the latest impairment tests of such CGU are:

Impairment test assumptions CGU goodwill - United States
	March 2020	December 2019	December 2018
Discount rate (*)	10.3%	10.0%	10.5%
Growth rate	3.0%	3.5%	4.0%

(*) Post-tax discount rates.

In accordance with paragraph 33.c of IAS 36, as of March 31, 2020, the Group used a constant growth rate of 3.0%, based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States.

The assumptions that carry the most weight and whose volatility could affect the most in determining the present value of cash flows from the fifth year on are the discount rate and the growth rate. The following shows the amount that would increase (or decrease) the recoverable value of the CGU, as a consequence of a reasonably possible variation (in basis points, “bp”) of each of the key assumptions as of March 31, 2020:

Sensitivity analysis for main assumptions - United States (Millions of Euros)
	Increase of 50 basis points (*)	Decrease of 50 basis points (*)
Discount rate	(755)	869
Growth rate	270	(235)

(*) The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.

Goodwill - Mexico CGU

The Group’s most significant goodwill corresponds to the CGU in Mexico, the main significant assumptions used in the impairment test of this mentioned CGU as of December 31, 2020, 2019 and 2018:

Impairment test assumptions CGU goodwill in Mexico
	2020	2019	2018
Discount rate (*)	15.3%	14.8%	14.8%
Growth rate	5.7%	5.9%	5.6%

(*) Post-tax discount rates.

In accordance with paragraph 33.c of IAS 36, as of December 31, 2020, the Group used a growth rate of 5.7% based on the real GDP growth rate of Mexico, the expected inflation and the potential growth of the banking sector in Mexico.

The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fourth year are the discount rate and the growth rate. Below, in a simplified way, is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2020, where, in any case, the value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Mexico (Millions of Euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(1,043)	1,156
Growth rate	688	(620)

(*)        Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill - Turkey CGU

The main significant assumptions used in the impairment test of the CGU of Turkey as of December 31, 2020, 2019 and 2018 are:

Impairment test assumptions CGU goodwill in Turkey
	2020	2019	2018
Discount rate (*)	21.0%	17.4%	24.3%
Growth rate	7.0%	7.0%	7.0%

(*) Post-tax discount rates.

Given the potential growth of the sector in Turkey, in accordance with paragraph 33.c of IAS 36, as of December 31, 2020, 2019 and 2018 the Group used a steady growth rate of 7.0% based on the real GDP growth rate of Turkey and expected inflation.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below, in a simplified way, is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2020, where, in any case, the value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Turkey (Millions of Euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(164)	175
Growth rate	29	(26)

(*)        Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Considering the uncertainty caused by the current economic situation, the Group has carried out additional sensitivities on other variables such as the net interest income and the cost of risk forecasts, not having detected any modification on the result of the impairment test on the CGU.

As of March 31, 2020, a goodwill impairment test of the Turkey CGU was carried out due to the identification of indicators of impairment. As a result of such test, the Group determined that there was no impairment in this CGU.

Goodwill - Other CGUs

The sensitivity analysis on the main assumptions carried out for the rest of the CGUs of the Group indicate that their value in use would continue to exceed their book value.

18.2. Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2020	2019	2018
Computer software acquisition expense	1,202	1,598	1,605
Other intangible assets with an infinite useful life	12	11	11
Other intangible assets with a definite useful life	221	401	518
Total	1,435	2,010	2,134

The changes of this heading in December 31, 2020, 2019 and 2018, are as follows:

Other intangible assets (Millions of Euros)
		2020			2019			2018
	Notes	Computer software	Other intangible assets	Total of intangible assets	Computer software	Other intangible assets	Total of intangible assets	Computer software	Other intangible assets	Total of intangible assets
Balance at the beginning		1,598	412	2,010	1,605	529	2,134	1,682	721	2,402
Additions		452	8	460	525	8	533	540	12	552
Amortization in the year	45	(448)	(59)	(507)	(447)	(63)	(510)	(436)	(65)	(500)
Amortization transfer to discontinued operations (*)		(77)	(3)	(80)	(106)	(4)	(110)	(105)	(8)	(114)
Exchange differences and other		(38)	(91)	(129)	32	(58)	(25)	(74)	(49)	(123)
Impairment		(6)	-	(6)	(11)	(1)	(12)	(2)	(81)	(83)
Decreases by companies held for sale (*)		(279)	(34)	(313)	-	-	-	-	-	-
Balance at the end		1,202	233	1,435	1,598	412	2,010	1,605	529	2,134

(*)     Amount is mainly due to the stake in BBVA USA (see Note 3).

As of December 31, 2020, 2019 and 2018, the cost of fully amortized intangible assets that remained in use were €2,622 million, €2,702 million, €2,412 million respectively, while their recoverable value was not significant.

19. Tax assets and liabilities

19.1. Consolidated tax group

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

19.2. Years open for review by the tax authorities

At 31 December 2020, the BBVA consolidated tax group in Spain is currently under inspection for the years 2014 to 2016 inclusive for the main taxes applicable to it.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

On the other hand, in relation to the main jurisdictions in which the Group is present and carries out its activity, in the case of Mexico, BBVA Bancomer S.A., is currently under inspection by the Mexican Tax Authorities for the years 2016 and 2017 corresponding to Corporate Income Tax and Value Added Tax.

In addition, in the case of Turkey, the head entity in this country, Garanti BBVA A.S., is currently under inspection by the Tax Authorities of that country for all the taxes applicable to it corresponding to the years 2017 and 2018.

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

19.3. Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
	2020		2019		2018
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	3,576		6,398		8,446
From continuing operations	5,248		7,046		7,565
From discontinued operations	(1,672)		(648)		881
Taxation at Spanish corporation tax rate 30%	1,073		1,920		2,534
Lower effective tax rate from foreign entities (*)	(181)		(381)		(234)
Mexico	(32)	29%	(112)	27%	(78)	28%
Chile	(2)	23%	(2)	27%	(18)	21%
Colombia	3	31%	6	32%	10	33%
Peru	(7)	28%	(12)	28%	(12)	28%
Turkey	(73)	25%	(86)	23%	(132)	20%
USA	(75)	16%	(97)	17%	(97)	20%
Others	5		(78)		93
Revenues with lower tax rate (dividends/capital gains)	(49)		(49)		(57)
Equity accounted earnings	12		18		3
Other effects (**)	661		545		(27)
Income tax	1,516		2,053		2,219
Of which: Continuing operations	1,459		1,943		2,042
Of which: Discontinued operations	57		110		177

  (*)        Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

(**)        This amount is generated in 2020 and 2019 mainly as a result of the impact of the goodwill impairment of The United States' CGU.

The effective income tax rate for the Group in the years ended December 31, 2020, 2019 and 2018 is as follows:

Effective tax rate (Millions of Euros)
	2020	2019	2018
Income from:
Consolidated tax group in Spain	259	(718)	1,482
Other Spanish entities	7	7	33
Foreign entities	4,982	7,757	6,050
Gains (losses) before taxes from continuing operations	5,248	7,046	7,565
Tax expense or income related to profit or loss from continuing operations	1,459	1,943	2,042
Effective tax rate	27.8%	27.6%	27.0%

In the year 2020, in the main countries in which the Group has presence, there has been no changes in the nominal tax rate on corporate income tax except for Colombia, where the applicable tax rate is 36% compared to the tax rate applicable last year 33%. In the year 2019, there has been no changes in the nominal tax rate on corporate income tax, except for Colombia where the applicable tax rate has been 33% compared to the initially forecasted 37%.

19.4. Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of Euros)
	2020	2019	2018
Charges to total equity
Debt securities and others	(230)	(130)	(87)
Equity instruments	(43)	(40)	(56)
Subtotal	(273)	(170)	(143)
Total	(273)	(170)	(143)

19.5. Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	2020	2019	2018
Tax assets
Current tax assets	1,199	1,765	2,784
Deferred tax assets	15,327	15,318	15,316
Pensions	439	456	405
Financial Instruments	1,292	1,386	1,401
Loss allowances	1,683	1,636	1,375
Other	1,069	1,045	1,292
Secured tax assets	9,361	9,363	9,363
Tax losses	1,483	1,432	1,480
Total	16,526	17,083	18,100
Tax liabilities
Current tax liabilities	545	880	1,230
Deferred tax liabilities	1,809	1,928	2,046
Financial Instruments	908	1,014	1,136
Other	901	914	910
Total	2,355	2,808	3,276

The most significant variations of the deferred assets and liabilities in the years 2020, 2019 and 2018 derived from the followings causes:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
	2020		2019		2018
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	15,318	1,928	15,316	2,046	14,725	2,184
Pensions	(17)	-	51	-	10	-
Financials instruments	(94)	(106)	(15)	(122)	(52)	(291)
Loss allowances	47	-	261	-	370	-
Others	24	(13)	(247)	4	65	153
Guaranteed tax assets	(2)	-	-	-	(70)	-
Tax losses	51	-	(48)	-	268	-
Balance at the end	15,327	1,809	15,318	1,928	15,316	2,046

With respect to the changes in assets and liabilities due to deferred tax in 2020 contained in the above table, the following should be pointed out:

•           Secured tax assets maintain a very similar balance to that of the previous year.

•           The increase in tax assets due to tax loss arises as a result of the generation of tax losses and deductions in the year.

•           The evolution of deferred tax assets (other than those guaranteed and those linked to tax losses) net of deferred tax liabilities is due to the agreement to sell the US business unit (its deferred tax assets and liabilities in 2020 are shown under "Non-current assets or liabilities and disposal groups classified as held for sale"), the effect of exchange rates, especially in the case of Mexico and Turkey, and the operation of corporate income tax, where the differences between accounting and taxation give rise to constant movements in deferred taxes.

On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.

As of December 31, 2020, 2019 and 2018, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets, amounted to 106 million euros, 473 million euros and 443 million euros, respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of Euros)
	2020	2019	2018
Pensions	1,924	1,924	1,924
Loss allowances	7,437	7,439	7,439
Total	9,361	9,363	9,363

As of December 31, 2020, non-guaranteed net deferred tax assets of the above table amounted to €4,156 million (€4,027 and €3,907 million as of December 31, 2019 and 2018 respectively), which broken down by major geographies is as follows:

•           Spain: Net deferred tax assets recognized in Spain totaled €2,590 million as of December 31, 2020 (€2,447 and €2,653 million as of December 31, 2019 and 2018, respectively). €1,480 million of the figure recorded in the year ended December 31, 2020 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,110 million relate to temporary differences.

•           Mexico: Net deferred tax assets recognized in Mexico amounted to €1,036 million as of December 31, 2020 (€1,083 and €826 million as of December 31, 2019 and 2018, respectively). Practically all of deferred tax assets as of December 31, 2020 relate to temporary differences.

•           South America: Net deferred tax assets recognized in South America amounted to €126 million as of December 31, 2020 (€84 and €0.4 million as of December 31, 2019 and 2018, respectively). Practically all the deferred tax assets are related to temporary differences.

•           The United States: Net deferred tax assets recognized in the United States amounted to €2 million as of December 31, 2020 (€122 and €164 as of December 31, 2019 and 2018, respectively). All the deferred tax assets relate to temporary differences.  In this respect, it should be noted that the 2020 figure is affected by the sale agreement of the US business unit (the deferred tax assets and liabilities of the business subject to the sale agreement in 2020 are shown as "Non-current assets or liabilities and disposal groups that have been classified as held for sale").

•           Turkey: Net deferred tax assets recognized in Turkey amounted to €395 million as of December 31, 2020 (€278 and €250 million as of December 31, 2019 and 2018, respectively). Practically all the deferred tax assets are related to temporary differences.

Based on the information available as of December 31, 2020, including historical levels of benefits and projected results available to the Group for the coming 15 years, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities taking into account the impact of COVID-19 pandemic (see Note 1.5). It is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately € 2,156 million, which are mainly originated by Catalunya Banc.

20. Other assets and Liabilities

The composition of the balance of these captions of the accompanying consolidated balance sheets is:

Other assets and liabilities (Millions of Euros)
	2020	2019	2018
ASSETS
Inventories	572	581	635
Transactions in progress	160	138	249
Accruals	756	804	702
Other items	1,025	2,277	3,886
Total	2,513	3,800	5,472
LIABILITIES
Transactions in progress	75	39	39
Accruals	1,584	2,456	2,558
Other items	1,144	1,247	1,704
Total	2,802	3,742	4,301

21. Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

The composition of the balances under the headings “Non-current assets and disposal groups classified as held for sale” and “liabilities included in disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	2020	2019	2018
Foreclosures and recoveries (*)	1,398	1,647	2,210
Assets from tangible assets	480	310	433
Companies held for sale (**)	84,792	1,716	29
Accrued amortization (***)	(89)	(51)	(44)
Impairment losses	(594)	(543)	(628)
Total non-current assets and disposal groups classified as held for sale	85,987	3,079	2,001
Companies held for sale (**)	75,446	1,554	-
Total liabilities included in disposal groups classified as held for sale	75,446	1,554	-

  (*)        2018 figures correspond mainly to the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

 (**)      2020 figures correspond mainly to the sale of BBVA´s stake in BBVA USA (see Note 3). 2019 figures correspond mainly to the BBVA´s stake in BBVA Paraguay (see Note 3).

 (***)   Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".

Assets and liabilities from discontinued operations

As mentioned in Note 3, in 2020 the agreement for the sale of the BBVA subsidiary in the United States was announced. The assets and liabilities corresponding to the companies for sale were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the consolidated balance sheet as of December 31, 2020; and the earnings of these companies for the years ended December 31, 2020, 2019 and 2018 were classified under the heading "Profit (loss) after tax from discontinued operations" of the accompanying consolidated income statements (see Note 1.3).

The condensed consolidated balance sheets, condensed consolidated income statements and condensed consolidated statements of cash flow of the companies for sale in the United States subsidiary for the years 2020, 2019 and 2018 are provided below:

Condensed balance sheets of companies held for sale in the United States subsidiary as of December 31, 2020, 2019 and 2018

CONDENSED ASSETS (Millions of Euros)
	2020	2019	2018
Cash, cash balances at central banks and other demand deposits	11,368	5,678	2,326
Financial assets held for trading	821	513	228
Non-trading financial assets mandatorily at fair value through profit or loss	13	18	18
Financial assets at fair value through other comprehensive income	4,974	6,834	10,030
Financial assets at amortized cost	61,558	62,860	59,302
Derivatives - hedge accounting	9	10	23
Tangible assets	799	900	665
Intangible assets	1,949	4,183	5,438
Tax assets	360	263	446
Other assets	1,390	1,463	1,401
Non-current assets and disposal groups classified as held for sale	16	31	30
TOTAL ASSETS	83,257	82,751	79,908

CONDENSED LIABILITIES (Millions of Euros)
	2020	2019	2018
Financial liabilities held for trading	98	94	114
Financial liabilities at amortized cost	73,132	70,438	66,635
Derivatives - hedge accounting	2	11	21
Provisions	157	186	172
Tax liabilities	201	87	249
Other liabilities	492	464	497
TOTAL LIABILITIES	74,082	71,279	67,688

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Millions of Euros)
	2020	2019	2018
Actuarial gains (losses) on defined benefit pension plans	(66)	(80)	(69)
Hedge of net investments in foreign operations (effective portion)	(432)	(432)	(432)
Foreign currency translation	801	1,576	1,337
Hedging derivatives. Cash flow hedges (effective portion)	250	81	5
Fair value changes of debt instruments measured at fair value through other comprehensive income	70	(11)	(130)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	622	1,134	710

Condensed income statements of companies held for sale in the United States subsidiary for the years ended December 31, 2020, 2019 and 2018

CONDENSED INCOME STATEMENTS (Millions of Euros)
	2020	2019	2018
Interest and other income	2,638	3,221	2,797
Interest expense	(429)	(887)	(570)
NET INTEREST INCOME	2,209	2,335	2,227
Dividend income	4	10	13
Fee and commission income	677	736	670
Fee and commission expense	(183)	(205)	(194)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	19	54	25
Gains (losses) on financial assets and liabilities held for trading, net	90	30	66
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	8	-	-
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	5	3	3
Gains (losses) from hedge accounting, net	4	4	3
Exchange differences, net	19	5	(22)
Other operating income	19	32	20
Other operating expense	(63)	(64)	(79)
GROSS INCOME	2,808	2,941	2,731
Administration costs	(1,462)	(1,534)	(1,474)
Depreciation and amortization	(205)	(214)	(174)
Provisions or reversal of provisions	2	(3)	22
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(729)	(521)	(221)
NET OPERATING INCOME	413	670	884
Impairment or reversal of impairment on non-financial assets	(2,084)	(1,318)	(1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(3)	2	(2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	2	(2)	-
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	(1,671)	(648)	881
Tax expense or income related to profit or loss from continuing operations	(57)	(110)	(177)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	(1,729)	(758)	704
Profit (loss) after tax from discontinued operations	-	-	-
PROFIT (LOSS) FOR THE PERIOD	(1,729)	(758)	704
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	-	-	-
ATTRIBUTABLE TO OWNERS OF THE PARENT	(1,729)	(758)	704

Condensed statements of cash flows of companies held for sale in the United States subsidiary for the years ended December 31, 2020, 2019 and 2018

CONDENSED STATEMENTS OF CASH FLOWS (Millions of Euros)
	2020	2019	2018
A) CASH FLOWS FROM OPERATING ACTIVITIES	6,874	3,888	(228)
B) CASH FLOWS FROM INVESTING ACTIVITIES	(145)	(133)	(123)
C) CASH FLOWS FROM FINANCING ACTIVITIES	(65)	(468)	(256)
D) EFFECT OF EXCHANGE RATE CHANGES	(974)	65	84
(INCREASE/DECREASE) NET CASH AND CASH EQUIVALENTS (A+B+C+D)	5,690	3,352	(522)

Non-current assets and disposal groups classified as held for sale

The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2020, 2019 and 2018 are as follows:

Non-current assets and disposal groups classified as held for sale. Changes in the year 2020 (Millions of Euros)
	Notes	Foreclosed assets	Property, Plant and Equipment (*)	Companies held for sale (**)	Total
Cost (1)
Balance at the beginning		1,648	258	1,716	3,622
Additions		285	-	83,266	83,551
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(288)	(45)	(190)	(523)
Transfers, other movements and exchange differences (**)		(228)	180	-	(48)
Disposals by companies held for sale		(19)	(2)	-	(21)
Balance at the end		1,398	391	84,792	86,581

Impairment (2)
Balance at the beginning		411	132	-	543
Additions	50	74	29	-	103
Additions transfer to discontinued operations		-	-	-	-
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(56)	(13)	-	(69)
Other movements and exchange differences		(42)	60	-	18
Disposals by companies held for sale		(1)	-	-	(1)
Balance at the end		386	208	-	594
Balance at the end of net carrying value (1)-(2)		1,012	183	84,792	85,987

(*)         Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”

(** )       The variation corresponds mainly to the agreement for the sale of BBVA USA (see Note 3).

Non-current assets and disposal groups classified as held for sale. Changes in the year 2019 (Millions of Euros)
	Notes	Foreclosed assets	Property, Plant and Equipment (*)	Companies held for sale (**)	Total
Cost (1)
Balance at the beginning		2,211	389	29	2,629
Additions		665	10	1,676	2,351
Contributions from merger transactions		2	-	-	2
Retirements (sales and other decreases)		(1,023)	(206)	-	(1,229)
Transfers, other movements and exchange differences (**)		(207)	65	11	(131)
Balance at the end		1,648	258	1,716	3,622

Impairment (2)
Balance at the beginning		504	124	-	628
Additions	50	67	5	-	72
Additions transfer to discontinued operations		5	-	-	5
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(164)	(22)	-	(186)
Other movements and exchange differences		(1)	25	-	24
Balance at the end		411	132	-	543
Balance at the end of net carrying value (1)-(2)		1,237	126	1,716	3,079

(*)         Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”

(** )       The variation corresponds mainly to the BBVA’s stake in BBVA Paraguay (see Note 3).

Non-current assets and disposal groups classified as held for sale. Changes in the year 2018 (Millions of Euros)
	Notes	Foreclosed assets	From own use assets (*)	Companies held for sale (**)	Total
Cost (1)
Balance at the beginning		6,207	371	18,623	25,201
Additions		692	4	-	696
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(4,489)	(227)	(18,594)	(23,310)
Transfers, other movements and exchange differences (**)		(199)	241	-	42
Balance at the end		2,211	389	29	2,629

Impairment (2)
Balance at the beginning		1,154	194	-	1,348
Additions	50	204	2	-	206
Additions transfer to discontinued operations		2	-	-	2
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(830)	(101)	-	(931)
Other movements and exchange differences		(26)	29	-	3
Balance at the end		504	124	-	628
Balance at the end of net carrying value (1)-(2)		1,707	265	29	2,001

(*)         Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”

(** )       The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2020, 2019 and 2018 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

Assets from foreclosures or recoveries

As of December 31, 2020, 2019 and 2018, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €747, €871 and €1,072 million in assets for residential use; €215, €259 and €182 million in assets for tertiary use (industrial, commercial or office) and €21, €28 and €19 million in assets for agricultural use, respectively.

In December 31, 2020, 2019 and 2018, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2020, 2019 and 2018, some of the sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €78, €79 and €82 million, respectively; with an average financing of 28.3% of the sales price during 2020.

As of December 31, 2020, 2019 and 2018, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement amounted to €1 million.

22. Financial liabilities at amortized cost

22.1. Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2020	2019	2018
Deposits	415,467	438,919	435,229
Deposits from central banks	45,177	25,950	27,281
Demand deposits	163	23	20
Time deposits and other	38,274	25,101	26,885
Repurchase agreements (*)	6,740	826	375
Deposits from credit institutions	27,629	28,751	31,978
Demand deposits	7,196	7,161	8,370
Time deposits and other	16,079	18,896	19,015
Repurchase agreements (*)	4,354	2,693	4,593
Customer deposits (**)	342,661	384,219	375,970
Demand deposits	266,250	280,391	260,573
Time deposits and other	75,666	103,293	114,188
Repurchase agreements (*)	746	535	1,209
Debt certificates	61,780	63,963	61,112
Other financial liabilities	13,358	13,758	12,844
Total	490,606	516,641	509,185

  (*) See Note 35.

(**) Amount in 2020 is mainly due to the stake in BBVA USA (see Note 21).

The amount recorded in Deposits from central banks - Time deposits includes the provisions of the TLTRO III facilities of the European Central Bank, mainly BBVA S.A. amounting to €35,032 million as of December 31, 2020, that basically explains the change compared to the previous year (see Note 7.5).

On April 30, 2020, the European Central Bank modified some of the terms and conditions of the TLTRO III facilities in order to support the continued access of companies and households to bank credit in the face of interruptions and temporary shortages of funds associated with the COVID-19 pandemic. Entities whose eligible net lending exceeds 0% between March 1, 2020 and March 31, 2021 will pay an interest rate 0.5% lower than the average rate of the deposit facilities during the period that includes from June 24, 2020 to June 23, 2021. This means that the interest rate applicable to the facilities drawn down is -1%. Outside of this period, the average interest rate of the deposit facilities will be applied (currently -0.5%) provided that the financing objectives are met according to the conditions of the European Central Bank.

The Group is reasonably certain about the fulfillment of these financing objectives. Therefore, the effective interest rate of each facility is -0.5% and the accounting registration of the discount in the interest rate associated with the COVID-19 pandemic is recognized during the annual period from June 24, 2020 to June 23, 2021.

The positive remuneration currently being generated by the drawdowns of the TLTRO III facilities is recorded under the heading of "Interest income and other similar income – other income" in the consolidated income statements and amounts to €211 million as of December 31, 2020 (See Note 37.1).

22.2. Deposits from credit institutions

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from credit institutions. December 2020 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	345	1,405	1	1,751
Mexico	689	672	188	1,549
Turkey	8	580	28	617
South America	557	1,484	-	2,041
Rest of Europe	2,842	4,531	4,070	11,444
Rest of the world	2,755	7,406	67	10,228
Total	7,196	16,079	4,354	27,629

(*)      Subordinated deposits are included amounting €12 million.

Deposits from credit institutions. December 2019 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	2,104	1,113	1	3,218
The United States	2,082	4,295	-	6,377
Mexico	432	1,033	168	1,634
Turkey	302	617	4	924
South America	394	2,285	161	2,840
Rest of Europe	1,652	5,180	2,358	9,190
Rest of the world	194	4,374	-	4,568
Total	7,161	18,896	2,693	28,751

(*)      Subordinated deposits are included amounting €195 million.

Deposits from credit institutions. December 2018 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	1,981	2,527	55	4,563
The United States	1,701	2,677	-	4,379
Mexico	280	286	-	566
Turkey	651	669	4	1,323
South America	442	1,892	-	2,335
Rest of Europe	3,108	6,903	4,534	14,545
Rest of the world	207	4,061	-	4,268
Total	8,370	19,015	4,593	31,978

(*)      Subordinated deposits are included amounting €191 million.

22.3. Customer deposits

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer deposits. December 2020 (Millions of Euros)
	Demand deposits	Time deposits and other	Repurchase agreements	Total
Spain	168,690	20,065	2	188,757
Mexico	43,768	10,514	117	54,398
Turkey	17,906	16,707	8	34,621
South America	25,730	11,259	-	36,989
Rest of Europe	8,435	12,373	619	21,427
Rest of the world	1,720	4,748	-	6,468
Total	266,250	75,666	746	342,661

Customer deposits. December 2019 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	146,651	24,958	2	171,611
The United States	46,372	19,810	-	66,181
Mexico	43,326	12,714	523	56,564
Turkey	13,775	22,257	10	36,042
South America	22,748	13,913	-	36,661
Rest of Europe	6,610	8,749	-	15,360
Rest of the world	909	892	-	1,801
Total	280,391	103,293	535	384,219

(*)      Subordinated deposits are included amounting to €189 million.

Customer deposits. December 2018 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	138,236	28,165	3	166,403
The United States	41,222	21,317	-	62,539
Mexico	38,383	11,837	770	50,991
Turkey	10,856	22,564	7	33,427
South America	23,811	14,159	-	37,970
Rest of Europe	7,233	14,415	429	22,077
Rest of the world	831	1,731	-	2,563
Total	260,573	114,188	1,209	375,970

(*)      Subordinated deposits are included amounting to €220 million.

22.4. Debt certificates

The breakdown of the balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	2020	2019	2018
In Euros	42,462	40,185	37,436
Promissory bills and notes	860	737	267
Non-convertible bonds and debentures	14,538	12,248	9,638
Covered bonds (*)	13,274	15,542	15,809
Hybrid financial instruments (**)	355	518	814
Securitization bonds	2,538	1,354	1,630
Wholesale funding	2,331	1,817	142
Subordinated liabilities	8,566	7,968	9,136
Convertible perpetual certificates	4,500	5,000	5,490
Convertible subordinated debt	-	-	-
Non-convertible preferred stock	159	83	107
Other non-convertible subordinated liabilities	3,907	2,885	3,540
In foreign currencies	19,318	23,778	23,676
Promissory bills and notes	1,024	1,210	3,237
Non-convertible bonds and debentures	8,691	10,587	9,335
Covered bonds (*)	217	362	569
Hybrid financial instruments (**)	455	1,156	1,455
Securitization bonds	4	17	38
Wholesale funding	1,016	780	544
Subordinated liabilities	7,911	9,666	8,499
Convertible perpetual certificates	1,633	1,782	873
Convertible subordinated debt	-	-	-
Non- convertible preferred stock	35	76	74
Other non-convertible subordinated liabilities	6,243	7,808	7,552
Total	61,780	63,963	61,112

  (*) Including mortgage-covered bonds.

(**)  Corresponds to the issuance of structured notes whose underlying risk differs from the underlying risk of the derivative.

Most of the foreign currency issues are denominated in U.S. dollars.

22.4.1. Subordinated liabilities

The breakdown of this heading, is as follows:

Memorandum item: Subordinated liabilities at amortized cost
	2020	2019	2018
Subordinated deposits	12	384	411
Subordinated certificates	16,476	17,635	17,635
Preferred stock	194	159	181
Compound convertible financial instruments	6,133	6,782	6,363
Other non-convertible subordinated liabilities (*)	10,149	10,693	11,092
Total	16,488	18,018	18,047

(*) Subordinated issues of BBVA Paraguay as of December 31, 2020 and 2019 are recorded in the consolidated balance sheet under the heading “Liabilities included in disposal groups classified as held for sale" amounting to €37 and €40 million, respectively. The subordinated issues of BBVA USA as of December 31, 2020 are recognized in the consolidated balance sheet under the heading “Liabilities included in disposal groups classified as held for sale" amounting to €735 million (see Note 21).

The issuances of BBVA International Preferred, S.A.U., Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U. are jointly, severally and irrevocably guaranteed by the Bank.

The balance variances are mainly due to the following transactions:

Convertible perpetual liabilities

The AGM held on March 17, 2017, resolved, under agenda item five, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders’ pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to enable the nominal amount of the capital increases resolved or effectively carried out for conversion of mandatory convertible issuances made under this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.

Under that delegation, BBVA made the following issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013:

In May and November 2017, BBVA carried out two issues of perpetually convertible securities (additional Tier 1 capital instruments) excluding shareholders' pre-emptive rights, for a nominal amount of 500 million euros and 1,000 million U.S. dollars, respectively. These issues are listed on the Global Exchange Market of Euronext Dublin of the Irish Stock Exchange and were directed only to qualified investors and foreign private banking clients, and cannot be placed or subscribed in Spain or among investors resident in Spain.

•           In September 2018 and March 2019, BBVA carried out both issuances of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1 billion each. These issuances are listed in the AIAF Fixed Income Securities Market and were targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.

•           On September 5, 2019, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1 billion. This issuance is listed in the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents.

•           On July 15, 2020, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1 billion. This issuance is listed in the AIAF Fixed Income Securities Market and was targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.

Additionally, an issue of perpetually convertible securities (additional Tier 1 capital instruments) is outstanding, which was carried out in April 2016, for an amount of 1,000 million euros, by virtue of previous delegations of the shareholders' meeting. This issue was directed only to qualified investors and foreign private banking clients, and cannot be placed or subscribed in Spain or among investors residing in Spain. This issue is listed on the Global Exchange Market of Euronext Dublin of the Irish Stock Exchange and is computed as additional Tier 1 capital of the Bank and the Group, in accordance with Regulation (EU) 575/2013.

These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.

These issuances may be fully redeemed at BBVA’s option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular:

•           On May 9, 2018, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on May 9, 2013, for an amount of $1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator had been obtained.

•           On February 19, 2019 the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments), carried out by the Bank on February 19, 2014, for a total amount of €1.5 billion and once the prior consent from the Regulator had been obtained.

•           On February 18, 2020, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on February 18, 2015, for an amount of €1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator had been obtained.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred securities by issuer (Millions of Euros)
	2020	2019	2018
BBVA International Preferred, S.A.U. (1)	35	37	35
Unnim Group (2)	159	83	98
BBVA USA	-	19	19
BBVA Colombia	-	20	19
Other	-	-	9
Total	194	159	181

(1) Call exercised.

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

In connection with the above, once the necessary authorization from the European Central Bank was received and in conformity with its authority to redeem:

•           The Extraordinary and Universal General Meeting of Caixasabadell Preferents, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company’s Board of Directors the authority to agree on the total early redemption of its only live issuance, subject to the applicable legal provisions and having previously obtained all necessary authorisations. In use of such delegation, having satisfied all legal and contractual formalities required and having obtained all relevant authorizations, the company’s Board of Directors, on the same date, agreed to carry out the early redemption of the total nominal amount of the issuance on January 14, 2021. As a result, once all necessary communications were released, on January 14, 2021 the total early redemption of the issuance took place.

•           The Extraordinary and Universal General Meeting of BBVA International Preferred, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company’s Board of Directors the authority to agree on the total early redemption of its only live issuance, subject to the applicable legal provisions and having previously obtained all necessary authorisations. In use of such delegation, having satisfied all legal and contractual formalities required and having obtained all relevant authorizations, the company’s Board of Directors, on the same date, agreed to carry out the early redemption of the total nominal amount of the issuance on January 19, 2021. As a result, once all necessary communications were released, on January 19, 2021 the total early redemption of the issuance took place.

•           The Extraordinary and Universal General Meeting of Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company’s Board of Directors the implementation of all necessary actions in order to modify its only live issuance so as to include a new clause regarding the early redemption of the preferred securities. In use of the delegated authority and having obtained all necessary authorizations, the company’s Board of Directors, on the same date, agreed to modify the relevant issuance in order to include a new clause for the total early redemption of the preferred securities on January 29, 2021, therefore convening the relevant meeting of noteholders of the issuance to be held in Bilbao, on January 14, 2021, at first call, or on January 15, 2021, at second call. Having satisfied all applicable legal requirements, the noteholders’ meeting was held at first call and passed, with the necessary majority of votes, among other resolutions, the inclusion of a new total early redemption clause. As a result, on January 29, 2021 the total early redemption of the issuance took place.

22.5. Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2020	2019	2018
Lease liabilities	2,674	3,335
Creditors for other financial liabilities	2,408	2,623	2,891
Collection accounts	3,275	3,306	4,305
Creditors for other payment obligations	5,000	4,494	5,648
Total	13,358	13,758	12,844

A breakdown of the maturity of the lease liabilities, due after December 31, 2020 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	244	430	397	1,602	2,674

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

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2020, 2019 and 2018, the balance under this heading amounted to €306 million, €341 million and €366 million respectively.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

Technical reserves (Millions of Euros)
	2020	2019	2018
Mathematical reserves	8,731	9,247	8,504
Individual life insurance (1)	6,268	6,731	6,201
Savings	5,431	5,906	5,180
Risk	836	825	1,021
Group insurance (2)	2,463	2,517	2,303
Savings	2,298	2,334	2,210
Risk	165	182	93
Provision for unpaid claims reported	672	641	662
Provisions for unexpired risks and other provisions	548	718	668
Total	9,951	10,606	9,834

(1)          Provides coverage in the event of death or disability.

(2)          The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The cash flows of those “Liabilities under insurance and reinsurance contracts” are shown below:

Maturity (Millions of euros). Liabilities under insurance and reinsurance contracts
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2020	1,227	950	1,616	6,158	9,951
2019	1,571	1,197	1,806	6,032	10,606
2018	1,686	1,041	1,822	5,285	9,834

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

The table below shows the key assumptions as of December 31, 2020, used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical reserves
	2020				2019				2018
	Mortality table		Average technical interest type		Mortality table		Average technical interest type		Mortality table		Average technical interest type
	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25% -2.87%	2.5%	GRMF 80-2, GKMF 80/95. PASEM, PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25% -2.91%	2.50%	GRMF 80-2, GKM 80 / GKMF 95 PERMF 2000 PASEM	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.26%-3.27%	2.50%
Group insurance(2)	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.5%	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%

(1)          Provides coverage in the case of one or more of the following events: death and disability.

(2)          Insurance policies purchased by companies (other than BBVA Group entities) on behalf of their employees.

24. Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2020	2019	2018
Provisions for pensions and similar obligations	25	4,272	4,631	4,787
Other long term employee benefits	25	49	61	62
Provisions for taxes and other legal contingencies		612	677	686
Provisions for contingent risks and commitments		728	711	636
Other provisions (*)		479	457	601
Total		6,141	6,538	6,772

(*) Individually insignificant provisions or contingencies, for various concepts in different geographies.

The change in provisions for pensions and similar obligations for the years ended December 31, 2020, 2019 and 2018 is as follows:

Provisions for pensions and similar obligations. Changes over the year (Millions of Euros)
	Notes	2020	2019	2018
Balance at the beginning		4,631	4,787	5,407
Add
Charges to income for the year		298	327	125
Interest expense and similar charges		44	63	77
Personnel expense	44.1	49	49	58
Provision expense		205	215	(10)
Charges to equity (1)		191	329	41
Transfers and other changes (2)		(71)	(29)	96
Less
Benefit payments	25	(654)	(718)	(779)
Employer contributions	25	(124)	(65)	(103)
Balance at the end		4,272	4,631	4,787

(1)      Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.12).

(2)      It includes the amount of the sale of BBVA´s U.S. subsidiary (see Notes 1.3, 3 and 21).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2020	2019	2018
Balance at beginning	1,134	1,286	1,425
Additions	555	396	455
Acquisition of subsidiaries	-	-	-
Unused amounts reversed during the year	(215)	(96)	(184)
Amount used and other variations	(383)	(453)	(410)
Balance at the end	1,091	1,134	1,286

Ongoing legal proceedings and litigation

The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.

On the basis of the information available, the Group considers that, as of December 31, 2020, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.

IRPH index

In relation to consumer mortgage loan contracts linked to the interest rate index known as IRPH (average rate for mortgage loans over three years for the acquisition of free housing), the Spanish Supreme Court issued on 14 December 2017 its judgment 669/2017 confirming that it was not possible to determine the lack of transparency of the interest rate of the loan merely by reference to one or other of the official indexes nor, therefore, was it abuse according to Directive 93/13. In a separate legal proceeding, albeit concerning the same clause, the matter was referred to the Court of Justice of the European Union (the EU Court of Justice), raising a preliminary question in which the application of the above referred IRPH index and the decision of the Supreme Court on the matter was questioned again. On March 3, 2020, the EU Court of Justice resolved the referred question for a preliminary ruling.

In that resolution, the EU Court of Justice concluded that the fact that the main elements relating to the calculation of the saving banks IRPH index used by the bank to which the question referred (Bankia, S.A.) were provided in the Bank of Spain Regulation (Circular 8/1990), published in the Spanish Official Gazette, which allowed consumers to understand the calculation of such index. In addition, the EU Court of Justice indicated that the national court shall determine whether the bank that is party to this proceeding complied with the applicable information obligations under national legislation. In the event that the entity had not complied with the applicable transparency regulations, the EU Court of Justice decision does not declare the contract null and void but provides that the national court could replace the IRPH index applied in the case under trial for a substitute index. The resolution sets forth that, in the absence of an agreement to the contrary of the parties to the contract, the referred substitute index could be the IRPH index for credit entities in Spain (as established in the fifteenth additional provision of Law 14/2013, of September 27, 2013).

On November 13, 2020, the Supreme Court has issued new judgments on which it has again analyzed the legality of the above referred clause after the EU Court of Justice ruling which indicated that it was up to the national judge to rule on its transparency and possible abuse. In the particular cases analyzed, the Supreme Court has ruled that, even if the entity had not adequately complied with some regulatory requirement of transparency, such as reporting the evolution of the index in the past, this would not mean that the clause was abusive. In short, it considers that the control rules are different from transparency and abuse, so that if the clause is not abusive, the possible breach of any obligation of transparency cannot have legal consequences. Following these rulings, the Supreme Court is rejecting the appeals on the grounds of the existence of case law on the matter and lack of interest in the case. Therefore, BBVA considers that the ruling of the EU Court of Justice and these recent rulings of the Supreme Court should not have significant effects on the Group's business, financial situation or results of operations.

Revolving credit cards

There are also claims before the Spanish courts challenging the application of certain interest rates and other mandatory regulations to certain revolving credit card contracts. On March 4, 2020, the Supreme Court issued a ruling (number 149/2020) confirming the nullity of a revolving credit card agreement entered into by another entity (Wizink Bank) on the grounds that the interest applied to the card was usurious. In that ruling, the Supreme Court recognized that the reference to the "normal interest on money" to be used for this product must be the average interest applicable to credit transactions by means of credit and revolving cards published in the Bank of Spain's statistics, which is slightly higher than 20% annually. The Supreme Court also considered usurious a rate of 26.82% annually, when compared to such average rate. The Supreme Court concluded that for an interest rate to be usurious, it must be "manifestly disproportionate to the circumstances of the case", and therefore the ruling limits its effects to the case under analysis, and the marketing by credit entities of this product must be analyzed on a case-by-case basis.

BBVA considers that this ruling of the Supreme Court should not have a significant effect on the Group's business, financial situation or results of operations.

25. Post-employment and other employee benefit commitments

As stated in Note 2.2.11, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirees.

The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2020, 2019 and 2018 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	Notes	2020	2019	2018
Pension commitments		4,539	5,050	4,678
Early retirement commitments		1,247	1,486	1,793
Medical benefits commitments		1,562	1,580	1,114
Other long term employee benefits		49	61	62
Total commitments		7,398	8,177	7,647
Pension plan assets		1,608	1,961	1,694
Medical benefit plan assets		1,484	1,532	1,146
Total plan assets (1)		3,092	3,493	2,840

Total net liability / asset		4,305	4,684	4,807
Of which: Net asset on the consolidated balance sheet (2)		(16)	(8)	(41)
Of which: +Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	24	4,272	4,631	4,787
Of which: Net liability on the consolidated balance sheet for other long term employee benefits (4)	24	49	61	62

(1)           In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €125 million as of December 31, 2020 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(2)          Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(3)          Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.

(4)          Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

The impact relating to benefit commitments charged to consolidated income statement for the years 2020, 2019 and 2018 is as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2020	2019	2018
Interest and other expense		44	63	77
Interest expense		265	293	282
Interest income		(220)	(230)	(206)
Personnel expense		121	143	130
Defined contribution plan expense	44.1	72	95	72
Defined benefit plan expense	44.1	49	49	58
Provisions or (reversal) of provisions	46	210	213	125
Early retirement expense		224	190	141
Past service cost expense		(8)	18	(33)
Remeasurements (*)		(11)	7	(10)
Other provision expense		4	(1)	28
Total impact on consolidated income statement: debit (credit)		375	419	332

(*)       Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31 2020, 2019 and 2018 are as follows:

Equity impact (Millions of Euros)
	2020	2019	2018
Defined benefit plans	161	254	81
Post-employment medical benefits	30	74	(47)
Total impact on equity: debit (credit)	191	329	34

In 2020, the aggregate impact of this heading amounted to €191 million driven by, first of all, the variation in interest rates, €91 million losses on commitments in Mexico and €68 million in Spain, and secondly due to updating of the mortality tables in Spain (€49 million losses). These amounts are partially offset by the effect in other geographies and experience. In 2019, this heading amounted to €329 million mainly due to the variation in two geographies. Firstly, as a consequence of the €231 million increase in actuarial losses on commitments in Spain, due to the variation in discount rates from 1.75% to 1%. Secondly, driven by the €83 million increase in actuarial losses on commitments in Mexico, due to the decrease in discount rates from 10.45% to 9.04%.

25.1. Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31 2020, 2019 and 2018 is presented below:

Defined benefits (Millions of Euros)
		2020			2019			2018
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	8,116	3,493	4,622	7,585	2,839	4,746	8,384	3,006	5,378
Current service cost	53	-	53	52	-	52	61	-	61
Interest income/expense	261	219	42	290	230	60	279	206	74
Contributions by plan participants	4	4	-	4	4	-	4	3	1
Employer contributions	-	124	(124)	-	65	(65)	-	103	(103)
Past service costs (1)	219	-	219	210	-	210	109	-	109
Remeasurements:	364	176	187	783	454	329	(263)	(286)	21
Return on plan assets (2)	-	176	(176)	-	454	(454)	-	(286)	286
From changes in demographic assumptions	57	-	57	(15)	-	(15)	14	-	14
From changes in financial assumptions	276	-	276	688	-	688	(274)	-	(274)
Other actuarial gains and losses	30	-	30	110	-	110	(3)	-	(3)
Benefit payments	(839)	(185)	(654)	(905)	(187)	(718)	(979)	(200)	(779)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals (*)	(371)	(327)	(44)	15	12	3	13	11	2
Effect on changes in foreign exchange rates	(459)	(409)	(50)	63	69	(6)	(31)	(9)	(22)
Conversions to defined contributions	-	-	-	-	-	-	-	-	-
Other effects	1	(3)	4	19	6	13	10	6	4
Balance at the end	7,348	3,092	4,256	8,116	3,493	4,623	7,585	2,840	4,745
Of which: Spain	4,288	249	4,039	4,592	266	4,326	4,807	260	4,547
Of which: Mexico	2,219	2,122	97	2,231	2,124	107	1,615	1,587	28
Of which: The United States	-	-	-	375	323	52	326	287	39
Of which: Turkey	367	282	85	444	359	86	422	339	83

(*)        The amount in 2020 in mainly due to the stake in BBVA USA (see Note 3).

(1)        Including gains and losses arising from settlements.

(2)        Excluding interest, which is recorded under "Interest income or expense".

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2020 includes €356 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.

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

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2020, 2019 and 2018:

Actuarial assumptions (%)
	2020			2019				2018
	Spain	Mexico	Turkey	Spain	Mexico	The United States	Turkey	Spain	Mexico	The United States	Turkey
Discount rate	0.53%	8.37%	13.00%	0.68%	9.04%	3.24%	12.50%	1.28%	10.45%	4.23%	16.30%
Rate of salary increase	-	4.00%	11.20%	-	4.75%	-	9.70%	-	4.75%	-	14.00%
Rate of pension increase	-	1.94%	9.70%	-	2.47%	-	8.20%	-	2.51%	-	12.50%
Medical cost trend rate	-	7.00%	13.90%	-	7.00%	-	12.40%	-	7.00%	-	16.70%
Mortality tables	PER 2020	EMSSA09	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001

In Spain, the discount rate shown as of December, 31, 2020, corresponds to the weighted average rate, the actual discount rates used are 0% and 0.75% depending on the type of commitment.

In Mexico, the discount rate shown as of December 31, 2020, corresponds to the weighted average rate, with the discount rates between 6.84% and 8.76% depending on the plan.

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) denominated in Euro in the case of Spain and Mexican peso for Mexico, and government bonds denominated in Turkish Lira for Turkey.

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2020		2019		2018
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(354)	390	(367)	405	(298)	332
Rate of salary increase	50	4	(4)	3	(3)	3	(3)
Rate of pension increase	50	29	(27)	27	(26)	19	(18)
Medical cost trend rate	50	145	(129)	169	(133)	115	(91)
Change in obligation from each additional year of longevity	-	211	-	137	-	108	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2020, 2019 and 2018, the actuarial liabilities for the outstanding awards amounted to €50, €61 million and €62 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).

25.1.1. Post-employment commitments and similar obligations

These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.

In addition, during the year 2020, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 781 employees (616 and 489 during years 2019 and 2018, respectively). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2020, 2019 and 2018, the value of these commitments amounted to €1,247, €1,486 million and €1,793 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2020 was as follows:

Post-employment commitments 2020 (Millions of Euros)
	Spain	Mexico	The United States	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	4,592	664	375	444	460
Current service cost	5	5	1	18	3
Interest income or expense	30	50	12	45	7
Contributions by plan participants	-	-	-	4	-
Employer contributions	-	-	-	-	-
Past service costs (1)	224	(1)	-	2	3
Remeasurements:	136	93	31	(4)	12
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	60	-	(3)	-	-
From changes in financial assumptions	79	(19)	34	54	17
Other actuarial gains and losses	(3)	112	-	(59)	(5)
Benefit payments	(703)	(58)	(15)	(15)	(12)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	(371)	-	-
Effect on changes in foreign exchange rates	-	(87)	(32)	(126)	(9)
Conversions to defined contributions	-	-	-	-	-
Other effects	3	-	(1)	-	(1)
Balance at the end	4,288	666	-	367	465
Of which: Vested benefit obligation relating to current employees	4,198
Of which: Vested benefit obligation relating to retired employees	90

Plan assets
Balance at the beginning	266	592	323	359	422
Current service cost	-	-	-	-	-
Interest income or expense	2	44	10	37	6
Contributions by plan participants	-	-	-	4	-
Employer contributions	-	86	-	14	1
Past service costs (1)	-	-	-	-	-
Remeasurements:	41	31	35	(23)	26
Return on plan assets (2)	41	31	35	(23)	26
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gains and losses	-	-	-	-	-
Benefit payments	(60)	(57)	(13)	(8)	(11)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	19	(327)	-	-
Effect on changes in foreign exchange rates	-	(77)	(27)	(100)	(5)
Conversions to defined contributions	-	-	-	-	-
Other effects	-	-	(1)	-	(1)
Balance at the end	249	638	-	282	439

Net liability (asset)
Balance at the beginning	4,326	72	52	86	38
Current service cost	5	5	1	18	3
Interest income or expense	28	6	2	8	1
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	(86)	-	(14)	(1)
Past service costs (1)	224	(1)	-	2	3
Remeasurements:	95	62	(4)	18	(14)
Return on plan assets (2)	(41)	(31)	(35)	23	(26)
From changes in demographic assumptions	60	-	(3)	-	-
From changes in financial assumptions	79	(19)	34	54	17
Other actuarial gains and losses	(3)	112	-	(59)	(5)
Benefit payments	(643)	(1)	(2)	(6)	(1)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	(19)	(44)	-	-
Effect on changes in foreign exchange rates	-	(10)	(5)	(26)	(4)
Conversions to defined contributions	-	-	-	-	-
Other effects	3	-	-	-	-
Balance at the end	4,039	28	-	85	27

(1)        Including gains and losses arising from settlements.

(2)        Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2019 and 2018 was as follows:

Post-employment commitments (Millions of Euros)
	2019: Net liability (asset)					2018: Net liability (asset)
	Spain	Mexico	The United States	Turkey	Rest of the world	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	4,547	71	39	83	36	5,122	(18)	51	96	36
Current service cost	4	4	-	20	3	4	5	-	21	4
Interest income or expense	42	9	-	11	3	59	(2)	-	8	2
Contributions by plan participants	-	-	-	-	-	-	-	-	-	1
Employer contributions	-	(47)	(3)	(14)	(1)	-	-	(2)	(13)	(18)
Past service costs (1)	190	15	-	3	2	148	(1)	-	2	2
Remeasurements:	231	9	16	2	(1)	(28)	88	(11)	3	14
Return on plan assets (2)	(67)	(90)	(28)	5	(50)	4	70	17	21	11
From changes in demographic assumptions	-	-	-	(13)	(2)	-	-	(1)	-	15
From changes in financial assumptions	239	87	42	(41)	52	-	(9)	(28)	(45)	(12)
Other actuarial gains and losses	59	12	2	51	(1)	(32)	27	1	29	-
Benefit payments	(702)	(1)	(2)	(11)	(3)	(763)	-	(2)	(11)	(3)
Settlement payments	-	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	7	3	-	-	-	-	2	-	-
Effect on changes in foreign exchange rates	-	5	-	(9)	1	-	(1)	2	(26)	(1)
Conversions to defined contributions	-	-	-	-	-	-	-	-	-	-
Other effects	14	-	(1)	-	-	5	-	(1)	-	-
Balance at the end	4,326	72	52	86	38	4,547	71	39	83	36

(1)        Includes gains and losses from settlements.

(2)        Excludes interest which is reflected in the line item “Interest income and expense”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other postemployment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2020 the value of these separate assets was €2,572 million, (€2,620 and €2,543 million as of December 31, 2019 and 2018, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2020, 2019 and 2018, the value of the aforementioned insurance policies (€249, €266 and €260 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pension benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to assist that benefits can be met when due, enabling both the actuarial and interest rate risk.

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

The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €250 million as of December 31, 2020 pending future transfer to the Social Security system.

Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2. Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2020, 2019 and 2018 was as follows:

Medical benefits commitments
	2020			2019			2018
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,580	1,532	48	1,114	1,146	(32)	1,204	1,114	91
Current service cost	21	-	21	21	-	21	27	-	27
Interest income or expense	117	120	(3)	119	123	(4)	116	109	8
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	22	(22)	-	-	-	-	71	(71)
Past service costs (1)	(8)	-	(8)	-	-	-	(42)	-	(42)
Remeasurements:	95	66	30	298	224	74	(210)	(164)	(47)
Return on plan assets (2)	-	66	(66)	-	224	(224)	-	(164)	164
From changes in demographic assumptions	-	-	-	-	-	-	-	-	-
From changes in financial assumptions	110	-	110	311	-	311	(182)	-	(182)
Other actuarial gain and losses	(15)	-	(15)	(13)	-	(13)	(28)	-	(28)
Benefit payments	(37)	(37)	-	(39)	(39)	(1)	(34)	(33)	(1)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	(19)	19	-	7	(7)	-	-	-
Effect on changes in foreign exchange rates	(207)	(201)	(6)	68	71	(2)	62	59	3
Other effects	-	-	-	(1)	-	(1)	(9)	(9)	-
Balance at the end	1,562	1,484	77	1,580	1,532	48	1,114	1,146	(32)

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

25.1.3. Estimated benefit payments

As of December 31, 2020, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2021	2022	2023	2024	2025	2026-2030
Commitments in Spain	556	474	388	313	257	856
Commitments in Mexico	111	110	114	121	129	774
Commitments in Turkey	16	18	16	18	22	180
Total	683	602	518	452	408	1,810

25.1.4. Plan assets

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

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2020, 2019 and 2018:

Plan assets breakdown (Millions of Euros)
	2020	2019	2018
Cash or cash equivalents	38	56	26
Debt securities (government bonds)	2,707	2,668	2,080
Mutual funds	1	2	2
Insurance contracts	140	142	132
Total	2,887	2,869	2,241
Of which: Bank account in BBVA	4	4	3
Of which: Debt securities issued by BBVA	-	-	-
Of which: Property occupied by BBVA	-	-	-

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of December 31, 2020, 2019 and 2018:

Investments in listed markets
	2020	2019	2018
Cash or cash equivalents	38	56	26
Debt securities (Government bonds)	2,707	2,668	2,080
Mutual funds	1	2	2
Total	2,747	2,727	2,109
Of which: Bank account in BBVA	4	4	3
Of which: Debt securities issued by BBVA	-	-	-
Of which: Property occupied by BBVA	-	-	-

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2020, almost all of the assets related to employee commitments corresponded to fixed income securities.

25.2. Defined contribution plans

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).

26. Common stock

As of December 31, 2020, 2019 and 2018, BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange  under the ticker “BBVA”.

Additionally, as of December 31, 2020, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.

As of December 31, 2020, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 10.94%, 1.31%, and 8.36% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On May 8, 2020, Norges Bank reported that it had voting power over 3.366% of BBVA’s common stock, of which 3.235% are voting rights attributed to shares, and 0.131%, voting rights through financial instruments.

On January 28, 2021, Blackrock, Inc. reported to the SEC that it beneficially owned 5.8% of BBVA’s common stock.

On February 8, 2021, GQG Partners LLC reported that it directly had voting power over 3.090% of BBVA’s common stock, all are voting rights attributed to shares.

On the other hand, BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. Furthermore, BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

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

Resolutions adopted by the Annual General Meeting

Capital increase

BBVA’s AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank’s share capital, on one or several occasions, within the legal term of five years of the approval date of the authorization, up to the maximum amount corresponding to 50% of Bank’s share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to totally or partially exclude shareholders’ pre-emptive subscription rights over any specific issue that may be made under such authority.

However, the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of the referred authority and those that may be resolved or carried out to cover the conversion of mandatory convertible issues that may also be made with the exclusion of pre-emptive subscription rights in use of the authority to issue convertible securities conferred by the AGM held on March 17, 2017, under agenda item five (without prejudice to the anti-dilution adjustments and this limit not being applicable to contingent convertible issues) shall not exceed the nominal maximum overall amount of 20% of the share capital of BBVA at the time of the authorization.

As of the date of this document, the Bank’s Board of Directors has not exercised the authority conferred by the AGM.

Convertible and/or exchangeable securities:

Note 22.4 introduces the details of the convertible and/or exchangeable securities.

27. Share premium

As of December 31 2020, 2019 and 2018, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).

28. Retained earnings, revaluation reserves and other reserves

28.1. Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of Euros)
	2020	2019	2018
Legal reserve	653	653	653
Restricted reserve	120	124	133
Reserves for regularizations and balance revaluations	-	-	3
Voluntary reserves	8,117	8,331	8,010
Total reserves holding company	8,890	9,108	8,799
Consolidation reserves attributed to the Bank and subsidiary consolidated companies.	21,454	20,161	18,018
Total	30,344	29,269	26,028

28.2. Legal reserve

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

28.3. Restricted reserves

As of December 31, 2020, 2019 and 2018, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2020	2019	2018
Restricted reserve for retired capital	88	88	88
Restricted reserve for parent company shares and loans for those shares	30	34	44
Restricted reserve for redenomination of capital in euros	2	2	2
Total	120	124	133

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

28.4. Retained earnings, Revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the headings “Retained earnings”, “Revaluation reserves” and “other reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by company or corporate group (Millions of Euros)
	2020	2019	2018
Retained earnings (losses) and revaluation reserves
Holding Company	15,014	16,623	14,698
BBVA Bancomer Group	12,890	10,645	10,014
Garanti BBVA Group	2,509	1,985	1,415
BBVA Banco Provincial Group	1,731	1,736	1,745
BBVA Argentine Group	1,302	1,148	1,220
BBVA Colombia Group	1,287	1,130	998
Corporación General Financiera S.A.	920	932	1,084
BBVA Peru Group	984	848	756
BBVA Chile Group	619	597	168
BBVA Paraguay	160	130	119
Pecri Inversión S.L.	114	(50)	(74)
Bilbao Vizcaya Holding, S.A.	77	62	49
Compañía de Cartera de Inversiones, S.A.	59	47	108
Gran Jorge Juan, S.A.	42	27	(33)
Banco Industrial de Bilbao, S.A.	(12)	(13)	-
BBVA Seguros, S.A.	(35)	(99)	(127)
BBVA Suiza, S.A.	(47)	(52)	(53)
BBVA Portugal Group	(52)	(59)	(66)
Anida Grupo Inmobiliario	(594)	(587)	363
Sociedades inmobiliarias Unnim	(617)	(594)	(587)
BBVA USA Bancshares Group	(1,078)	(317)	(586)
Anida Operaciones Singulares, S.A.	(5,409)	(5,375)	(5,317)
Other	644	624	172
Subtotal	30,508	29,388	26,066
Other reserves or accumulated losses of investments in joint ventures and associates
ATOM Bank PLC	(91)	(56)	(28)
Metrovacesa, S.A.	(84)	(75)	(61)
Other	11	12	51
Subtotal	(164)	(119)	(38)
Total	30,344	29,269	26,028

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29. Treasury shares

In the years ended December 31, 2020, 2019 and 2018 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of euros)
	2020		2019		2018
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	12,617,189	62	47,257,691	296	13,339,582	96
+ Purchases	234,691,887	807	214,925,699	1,088	279,903,844	1,683
- Sales and other changes	(232,956,244)	(830)	(249,566,201)	(1,298)	(245,985,735)	(1,505)
+/- Derivatives on BBVA shares	-	7	-	(23)	-	23
+/- Other changes	-	-	-	-	-	-
Balance at the end	14,352,832	46	12,617,189	62	47,257,691	296
Of which:
Held by BBVA, S.A.	592,832	9	-	-	-	-
Held by Corporación General Financiera, S.A.	13,760,000	37	12,617,189	62	47,257,691	296
Held by other subsidiaries	-	-	-	-	-	-
Average purchase price in Euros	3.44	-	5.06	-	6.11	-
Average selling price in Euros	3.63	-	5.20	-	6.25	-
Net gains or losses on transactions (Shareholders' funds-Reserves)		-		13		(24)

The percentages of treasury shares held by the Group in the years ended December 31, 2020, 2019 and 2018 are as follows:

Treasury Stock
	2020			2019			2018
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.008%	0.464%	0.215%	0.138%	0.746%	0.213%	0.200%	0.850%	0.709%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2020, 2019 and 2018 is as follows:

Shares of BBVA accepted in pledge
	2020	2019	2018
Number of shares in pledge	39,407,590	43,018,382	61,632,832
Nominal value	0.49	0.49	0.49
% of share capital	0.59%	0.65%	0.92%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2020, 2019 and 2018 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2020	2019	2018
Number of shares owned by third parties	18,266,509	23,807,398	25,306,229
Nominal value	0.49	0.49	0.49
% of share capital	0.27%	0.36%	0.38%

30. Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (loss) (Millions of Euros)
	Notes	2020	2019	2018
Items that will not be reclassified to profit or loss		(2,815)	(1,875)	(1,284)
Actuarial gains (losses) on defined benefit pension plans		(1,474)	(1,498)	(1,245)
Non-current assets and disposal groups classified as held for sale		(65)	3	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(1,256)	(404)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(21)	24	116
Items that may be reclassified to profit or loss		(11,541)	(8,351)	(8,939)
Hedge of net investments in foreign operations (effective portion)		(62)	(896)	(218)
Of which: US Dollar		-	(432)	(432)
Of which: Mexican peso		(362)	(588)	(78)
Of which: Turkish lira		317	163	322
Of which: other exchanges		(18)	(38)	(29)
Foreign currency translation		(14,185)	(9,147)	(9,630)
Of which: US Dollar		(16)	1,565	1,326
Of which: Mexican peso		(5,220)	(3,557)	(4,205)
Of which: Turkish lira		(4,960)	(3,750)	(3,326)
Of which: Argentine peso		(1,247)	(1,124)	(1,118)
Of which: Venezuelan Bolívar		(1,860)	(1,854)	(1,862)
Of which: other exchanges		(882)	(427)	(445)
Hedging derivatives. Cash flow hedges (effective portion)		10	(44)	(6)
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	2,069	1,760	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale (*)		644	(18)	1
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(17)	(5)	(29)
Total		(14,356)	(10,226)	(10,223)

(*)  The variation for the year 2020 corresponds, mainly, to the BBVA USA sale agreement (see Notes 21).

The balances recognized under these headings are presented net of tax.

The main changes in 2020 are explained as a result of the depreciation of the main currencies of the geographies where the Group operates against the euro. The main depreciations against the euro have been: US dollar (-8.5%), Mexican peso (-13.1%), Turkish lira (-26.7%), Peruvian sol (-16.3%), Colombian peso (-12.6%) and Argentine peso (-34.8%).

31. Non-controlling interest

The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-controlling interests: breakdown by subgroups (Millions of Euros)
	2020	2019	2018
Garanti BBVA	3,692	4,240	4,058
BBVA Peru	1,171	1,334	1,167
BBVA Argentina	416	422	352
BBVA Colombia	70	76	67
BBVA Venezuela	65	71	67
Other entities	56	57	53
Total	5,471	6,201	5,764

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the accompanying consolidated income statements:

Profit attributable to non-controlling interests (Millions of Euros)
	2020	2019	2018
Garanti BBVA	579	524	585
BBVA Peru	126	236	227
BBVA Argentina	38	60	(18)
BBVA Colombia	6	11	9
BBVA Venezuela	2	(1)	(5)
Other entities	5	4	30
Total	756	833	827

Dividends distributed to non-controlling interest of the Group during the year 2020 are:

BBVA Banco Continental Group €79 million, BBVA Garanti Group €31 million, BBVA Colombia Group €4 million, and other Group entities accounted for € 4 million.

32. Capital base and capital management

32.1. Capital base

As of December 31, 2020, 2019 and 2018, own funds is calculated in accordance to the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

With respect to the capital requirement the ECB, in its announcement on March 12, 2020, in reaction to COVID-19, has allowed the banks to use additional Tier 1 or Tier 2 capital instruments to meet partially the Pillar II (P2R) requirements for 2021, which is known as "Pillar 2 tiering." This measure has been reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. All of this has resulted in a reduction of 66 basis points in the CET1 requirement for BBVA, with that requirement standing at 8.59% and the requirement in terms of total capital at 12.75%, both requirements at consolidated level. The reduction in the requirement at the total ratio level is only around 2 basis points, as a result of the lower applicable countercyclical buffer.

From 2021 onwards, the BBVA Group has set the objective of maintaining a CET1 ratio at a consolidated level of between 11.5% -12.0%, increasing the target distance to the minimum requirement (currently at 8.59%) at 291-341 basis points. At closing of the financial year 2020, the CET1 ratio is within this target management range.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2020, 2019 and 2018 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2020	2019	2018
Capital	26	3,267	3,267	3,267
Share premium	27	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	30,344	29,269	26,029
Other equity instruments, net		42	56	50
Treasury shares	29	(46)	(62)	(296)
Profit (loss) attributable to the parent company	6	1,305	3,512	5,400
Interim dividend		-	(1,084)	(1,109)
Total equity		58,904	58,950	57,333
Accumulated other comprehensive income (loss)	30	(14,356)	(10,226)	(10,223)
Non-controlling interest	31	5,472	6,201	5,764
Shareholders' equity		50,020	54,925	52,874
Goodwill and other intangible assets		(3,455)	(6,803)	(8,199)
Indirect and synthetic treasury shares		(320)	(422)	(135)
Deductions		(3,775)	(7,225)	(8,334)
Differences from solvency and accounting perimeter		(186)	(215)	(176)
Equity not eligible at solvency level		(186)	(215)	(176)
Other adjustments and deductions (1)		(3,128)	(3,832)	(4,049)
Common Equity Tier 1 (CET 1)		42,931	43,653	40,313
Additional Tier 1 before Regulatory Adjustments		6,666	6,048	5,634
Total Regulatory Adjustments to Additional Tier 1		-	-	-
Tier 1		49,597	49,701	45,947
Tier 2		8,548	8,304	8,756
Total Capital (Total Capital=Tier 1 + Tier 2)		58,145	58,005	54,703

Total Minimum equity required		45,042	46,540	41,576

 (1) Other adjustments and deductions includes the amount of minority interest not eligible as capital, amount of dividends not distributed and other deductions and filters set by the CRR.  In addition it includes other remuneration to shareholders (see Note 4)

The Group’s own funds in accordance with the aforementioned applicable regulation as of December 31, 2020, 2019 and 2018 are shown below:

Amount of capital CC1 (Millions of Euros)

	2020	2019 (*)	2018 (*)
Capital and share premium	27,259	27,259	27,259
Retained earnings and equity instruments	29,974	29,127	25,896
Other accumulated income and other reserves	(14,023)	(10,133)	(10,130)
Minority interests	3,656	4,404	3,809
Net interim attributable profit	860	1,316	3,188
Common Equity Tier I (CET1) before other regulatory adjustments	47,726	51,974	50,022
Goodwill and intangible assets	(3,455)	(6,803)	(8,199)
Direct and indirect holdings in own Common Equity Tier I instruments	(366)	(484)	(432)
Deferred tax assets	(1,478)	(1,420)	(1,463)
Other deductions and filters (**)	504	386	386
Total common equity Tier 1 regulatory adjustments	(4,795)	(8,321)	(9,709)
Common equity TIER 1 (CET1)	42,931	43,653	40,313
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	6,130	5,400	5,005
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	536	648	629
Additional Tier 1 (CET 1) before regulatory adjustments	6,666	6,048	5,634
Transitional CET 1 adjustments	-	-	-
Total regulatory adjustments to additional Tier 1	-	-	-
Additional Tier 1 (AT1)	6,666	6,048	5,634
Tier 1 (Common equity TIER 1+ additional TIER 1)	49,597	49,701	45,947
Capital instruments and share premium accounted as Tier 2	4,540	3,242	3,768
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	3,410	4,512	4,409
Credit risk adjustments	604	631	579
Tier 2 before regulatory adjustments	8,554	8,385	8,756
Tier 2 regulatory adjustments	(6)	(82)	-
Tier 2	8,548	8,304	8,756
Total capital (Total capital=Tier 1 + Tier 2)	58,145	58,005	54,703
Total RWA's	353,273	364,448	348,264
CET 1 (phased-in)	12.2%	12.0%	11.6%
Tier 1 (phased-in)	14.0%	13.6%	13.2%
Total capital (phased-in)	16.5%	15.9%	15.7%

(*) According to EBA Standards published in June 2020 (EBA / ITS / 2020/04), the table has been adapted according to the format established by the EBA in those rows that are applicable to the date of the report, between which is the transitory impact by IFRS 9 in CET1, which has been reclassified from the row "Common Equity Tier 1 before regulatory adjustments" as a regulatory adjustment of Common Equity Tier 1 capital, within the row "Other deductions and filters ".

(**) Additionally, it includes other shareholder remuneration (see Note 4).

As of December 2020 Common Equity Tier 1 (CET1) phased-in ratio stood at 12.15% which represented and in increase of +17 basis points with respect to 2019. In terms of CET1 fully loaded, the consolidated ratio stood at 11.73% (which represents a reduction of 1 basis point compared to 2019). The difference is mainly explained by the effect of the transitory adjustments for the treatment in the solvency ratios of the impacts of IFRS 9 and subsequent modifications in response to the COVID-19 pandemic.

This evolution had been affected by the positive BBVA´s organic profit generation which has it made possible to cover the growth of risk weighted assets (RWA) and the relative stabilization of the financial markets during the second half of the year, largely motivated by the measures to stimulate the economy and the announced guaranteed programs by the different national and supranational authorities and the approval by the Parliament and the European Council of regulation 2020/873 (known as CRR quick fix).

Regarding the shareholder remuneration proposal in relation to the Group's 2020 result, explained in Note 4, this amount has been anticipated as a prudential buffer in the Group's capital ratios, with an impact of 11 basis points.

Phased-in additional Tier 1 capital (AT1) stood at 1, 89% at the end of December 2020, an improvement of +23 basis points compared to the previous year. In this respect, in July 2020, the first green CoCo from a financial institution worldwide was issued for an amount of €1,000 million, with a coupon of 6% and an option for early amortization in five and a half years. Moreover, a CoCo of €1,500 million (coupon of 6.75%) was amortized in February, on the first date of the early amortization option; in January 2021, the early amortization options were implemented for two preferential issuances, issued by BBVA International Preferred and Caixa Sabadell Preferents for 31 million pounds sterling and €90m respectively; and finally, for a third preferential issuance issued by Caixa Terrassa Societat de Participacions Preferents, the bondholders' meeting has approved its early amortization on January 29, 2021 (versus the amortization option date of August 10, 2021). As of December 31, 2020, these issuances do not form part of the Group's capital adequacy ratios.

The phased-in Tier 2 ratio stood at 2.42%, an increase of +14 basis points over the previous years. Two Tier 2 issuances were issued in 2020: an issuance of €1,000 million in January, with a maturity of 10 years and an amortization option from the fifth year, with a coupon of 1%; and another issuance of 300 million pounds sterling in July, with a maturity of 11 years and with an early amortization option from the sixth year, with a coupon of 3.104%.

Regarding the MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has continued its issuance plan during 2020 by closing two public issuances of non-preferred senior debt, one in January 2020 for €1,250m with a maturity of seven years and a coupon of 0.5%, and another in February 2020 for CHF 160m with a maturity of six and a half years and a coupon of 0.125%. In May 2020, the first issuance of a COVID-19 social bond by a private financial institution in Europe was completed. This is a five-year senior preferred bond, for €1,000 million and a coupon of 0.75%. Finally, in order to optimize the MREL requirement, in September BBVA issued preferred senior debt of USD 2,000 million in two tranches, with maturities of three and five years, for USD 1,200 million and USD 800 million and coupons of 0.875% and 1.125% respectively.

The Group estimates that, following the entry into force of Regulation (EU) No. 2019/877 of the European Parliament and of the Council of May 20 (which, among other matters, establishes the MREL in terms of RWAs and new periods for said requirement's transition and implementation), the current structure of shareholders’ funds and admissible liabilities enables compliance with the MREL.

32.2. Leverage ratio

The leverage ratio (LR) is a regulatory measure complementing capital designed to enable the soundness and financial strength of institutions in terms of indebtedness. This measurement can be used to estimate the percentage of the assets and off-balance sheet arrangements financed with Tier 1 capital, being the carrying amount of the assets used in this ratio adjusted to reflect the bank’s current or potential leverage of a given balance-sheet position (Leverage ratio exposure).

Breakdown of leverage ratio as of December 31, 2020, 2019 and 2018, calculated according to CCR, is as follows:

Leverage ratio
	2020	2019	2018
Tier 1 (millions of euros) (a)	49,597	49,701	45,947
Exposure (millions of euros) (b)	741,095	731,087	705,299
Leverage ratio (a)/(b) (percentage)	6.69%	6.80%	6.51%

32.3. Capital management

The aim of capital management within BBVA and the Group is to assist that both BBVA and the Group have the necessary capital at any given time to develop the corporate strategy reflected in the Strategic Plan, in line with the risk profile set out in the Group Risk Appetite Framework (RAF).

In this regard, BBVA's capital management is also part of the most relevant forward-looking strategic decisions in the Group's management and monitoring, which include the Annual Budget and the Liquidity and Funding Plan, with which it is coordinated — all with the aim of achieving the Group's overall strategy.

Capital must be allocated optimally in order to meet the need to preserve the solvency of BBVA and the Group at all times. Together with the Group's solvency risk profile included in the RAF, this optimal allocation serves as a guide for the Group's capital management and means a continuous need for a solid capital position that makes it possible to:

•           Anticipate ordinary and extraordinary consumption that may occur, even under stress;

•           Promote the development of the Group's business and align it with capital and profitability objectives by allocating resources appropriately and efficiently;

•           (Cover all risks—including potential risks—to which it is exposed¬;

•           Comply with regulatory and internal management requirements at all times; and

•           Remunerate BBVA shareholders in accordance with the Shareholder Remuneration Policy in force at any given time.

The areas involved in capital management in the Group shall follow and respect the following principles in their respective areas of responsibility:

•           Supporting that capital management is integrated and consistent with the Group's Strategic Plan, RAF, Annual Budget and other strategic-prospective processes, to help achieve the Group's long-term sustainability.

•           Taking into account both the applicable regulatory and supervisory requirements and the risks to which the Group is—or may be—exposed when conducting its business (economic vision), when establishing a target capital level, all while adopting a forward-looking vision that takes adverse scenarios into consideration.

•           Carrying out efficient capital allocation that promotes good business development, supporting that expectations for the evolution of activity meet the strategic objectives of the Group and anticipating the ordinary and extraordinary consumption that may occur.

•           Enabling compliance with the solvency levels, including the minimum requirement for own funds and eligible liabilities (MREL), required at any given time.

•           Compensating BBVA shareholders in an adequate and sustainable manner.

•           Optimizing the cost of all instruments used for the purpose of meeting the target capital level at any given time

To achieve the aforementioned principles, capital management will be based on the following essential elements:

•           An adequate governance and management scheme, both at the corporate body level and at the executive level.

•           Planning, managing and monitoring capital properly, using the measurement systems, tools, structures, resources and quality data necessary to do so.

•           A set of metrics, which is duly updated, to facilitate the tracking of the capital situation and to identify any relevant deviations from the target capital level.

•           A transparent, correct, consistent and timely communication and dissemination of capital information outside the Group.

•           An internal regulatory body, which is duly updated, including the regulations and procedures that, support adequate capital management.

33. Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2020	2019	2018
Loan commitments given	7.2.2	132,584	130,923	118,959
Of which: defaulted		265	270	247
Central banks		-	-	-
General governments		2,919	3,117	2,318
Credit institutions		11,426	11,742	9,635
Other financial corporations		5,862	4,578	5,664
Non-financial corporations		71,011	65,475	58,405
Households		41,366	46,011	42,936
Financial guarantees given	7.2.2	10,665	10,984	16,454
Of which: defaulted (*)		290	224	332
Central banks		1	-	2
General governments		132	125	159
Credit institutions		339	995	1,274
Other financial corporations		587	583	730
Non-financial corporations		9,376	8,986	13,970
Households		231	295	319
Other commitments given	7.2.2	36,190	39,209	35,098
Of which: defaulted (*)		477	506	408
Central banks		124	1	1
General governments		199	521	248
Credit institutions		5,285	5,952	5,875
Other financial corporations		2,902	2,902	2,990
Non-financial corporations		27,496	29,682	25,723
Households		182	151	261
Total	7.2.2	179,440	181,116	170,511

(*) Non-performing financial guarantees given amounted to €767, €731 and €740 million, respectively, as of December 31, 2020, 2019 and 2018.

As of December 31, 2020, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €280 million, €182 million and 266€ million, respectively (see Note 24).

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2020, 2019 and 2018, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34. Other contingent assets and liabilities

As of December 2020, 2019 and 2018 there were no material contingent assets or liabilities other than those disclosed in the accompanying Notes to the consolidated financial statements.

35. Purchase and sale commitments and future payment obligations

The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.

Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.

36. Transactions on behalf of third parties

As of December 31, 2020, 2019 and 2018 the details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2020	2019	2018
Financial instruments entrusted to BBVA by third parties	357,022	693,497	689,157
Conditional bills and other securities received for collection	10,459	13,133	13,484
Securities lending	5,285	7,129	4,866
Total	372,766	713,759	707,508

37. Net interest income

37.1. Interest and other income

The breakdown of the interest and other income recognized in the accompanying consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Financial assets held for trading	1,189	2,037	2,055
Financial assets designated at fair value through profit or loss	8	5	4
Financial assets at fair value through other comprehensive income	1,392	1,629	1,620
Financial assets at amortized cost	18,357	22,741	22,029
Insurance activity	1,021	1,079	1,141
Adjustments of income as a result of hedging transactions	(112)	(72)	(162)
Other income (*)	534	343	268
Total	22,389	27,762	26,954

(*) Includes accrued interest following TLTRO III transactions in 2020 and 2019 (see Note 22).

The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2020, 2019 and 2018 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the accompanying “Consolidated statements of recognized income and expenses”.

37.2. Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Financial liabilities held for trading	742	1,229	1,210
Financial liabilities designated at fair value through profit or loss	61	6	41
Financial liabilities at amortized cost	6,346	9,953	9,757
Adjustments of expense as a result of hedging transactions	(413)	(250)	(351)
Insurance activity	721	753	832
Cost attributable to pension funds	57	85	71
Other expense	284	196	108
Total	7,797	11,972	11,669

38. Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	2020	2019	2018
Non-trading financial assets mandatorily at fair value through profit or loss	15	26	19
Financial assets at fair value through other comprehensive income	122	126	126
Total	137	153	145

39. Share of profit or loss of entities accounted for using the equity method

Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a negative impact of €39 million as of December 31, 2020, compared with the negative impact of €42 and the negative impact of €7 million recorded as of December 31, 2019 and 2018, respectively.

40. Fee and commission income and expense

The breakdown of the balance under these headings in the accompanying consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Bills receivables	27	39	39
Demand accounts	322	301	249
Credit and debit cards and ATMs	2,089	2,862	2,690
Checks	136	198	188
Transfers and other payment orders	555	623	595
Insurance product commissions	159	158	169
Loan commitments given	185	187	183
Other commitments and financial guarantees given	349	377	374
Asset management	1,100	1,026	986
Securities fees	367	294	301
Custody securities	135	123	123
Other fees and commissions	556	599	564
Total	5,980	6,786	6,462

The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Demand accounts	5	6	11
Credit and debit cards	1,130	1,566	1,403
Transfers and other payment orders	97	81	36
Commissions for selling insurance	54	54	48
Custody securities	52	30	29
Other fees and commissions	519	548	531
Total	1,857	2,284	2,059

41. Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)
	2020	2019	2018
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139	186	191
Financial assets at amortized cost	106	44	37
Other financial assets and liabilities	33	141	155
Gains (losses) on financial assets and liabilities held for trading, net	777	419	640
Reclassification of financial assets from fair value through other comprehensive income	-	-	-
Reclassification of financial assets from amortized cost	-	-	-
Other gains (losses)	777	419	640
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208	143	96
Reclassification of financial assets from fair value through other comprehensive income	-	-	-
Reclassification of financial assets from amortized cost	-	-	-
Other gains (losses)	208	143	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56	(98)	139
Gains (losses) from hedge accounting, net	7	55	69
Subtotal gains (losses) on financial assets and liabilities	1,187	705	1,136
Exchange differences, net	359	581	13
Total	1,546	1,286	1,148

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	2020	2019	2018
Debt instruments	848	945	354
Equity instruments	(28)	1,336	(253)
Trading derivatives and hedge accounting	277	(1,133)	858
Loans and advances to customers	128	78	(190)
Customer deposits	(79)	(26)	239
Other	42	(497)	127
Total	1,187	705	1,136

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2020	2019	2018
Derivatives	-	-	-
Interest rate agreements	269	(85)	61
Securities agreements	(36)	(1,072)	298
Commodity agreements	1	5	(2)
Credit derivative agreements	(89)	74	(109)
Foreign-exchange agreements	88	(75)	565
Other agreements	37	(35)	(24)
Subtotal	270	(1,187)	790
Hedging derivatives ineffectiveness	-	-	-
Fair value hedges	5	55	68
Hedging derivative	(151)	(36)	(135)
Hedged item	156	91	203
Cash flow hedges	2	-	1
Subtotal	7	55	69
Total	277	(1,133)	858

In addition, in the years ended December 31, 2020, 2019 and 2018, under the heading “Exchange differences, net" in the accompanying consolidated income statements negative amounts of €57 million, €225 million and €113 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42. Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2020	2019	2018
Gains from sales of non-financial services	244	258	458
Hyperinflation adjustment (*)	94	146	120
Other operating income	154	235	351
Total	492	639	929

(*) See Note 2.2.19.

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2020	2019	2018
Change in inventories	124	107	292
Contributions to guaranteed banks deposits funds	800	746	670
Hyperinflation adjustment (*)	348	538	494
Other operating expense	390	551	565
Total	1,662	1,943	2,021

(*) See Note 2.2.19.

43. Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	2020	2019	2018
Income from insurance and reinsurance contracts	2,497	2,890	2,949
Expense from insurance and reinsurance contracts	(1,520)	(1,751)	(1,894)
Total	977	1,138	1,055

The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2020, 2019 and 2018:

Income by type of insurance product (Millions of Euros)
	2020	2019	2018
Life insurance	497	631	682
Individual	439	477	486
Savings	92	116	56
Risk	346	361	430
Group insurance	59	154	196
Savings	5	26	39
Risk	54	127	157
Non-Life insurance	480	508	373
Home insurance	91	90	110
Other non-life insurance products	389	418	263
Total	977	1,138	1,055

44. Administration costs

44.1. Personnel expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2020	2019	2018
Wages and salaries		3,610	4,103	4,031
Social security costs		671	725	670
Defined contribution plan expense	25	72	95	72
Defined benefit plan expense	25	49	49	58
Other personnel expense		293	379	373
Total		4,695	5,351	5,205

44.1.1. Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2020, 2019 and 2018, corresponding to the remuneration plans based on equity instruments in each year, amounted to €16 million, €31 million and €29 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

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

In 2020, this remuneration scheme is reflected in the following remuneration policies:

•           BBVA Group Remuneration Policy, approved by the Board of Directors on November 29, 2017, that applies in general to all employees of BBVA and of its subsidiaries that form part of the consolidated group. This policy includes in a specific chapter the remuneration system applicable to the members of BBVA Group Identified Staff, including Senior Management.

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

In this regard, the General Meeting held on March, 13, 2020 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 10, 2020.

According to the settlement and payment scheme indicated, during 2020, a total amount of 5,754,101 BBVA shares corresponding to the Upfront Portion of 2019 Annual Variable Remuneration has been delivered to the Identified Staff.

Additionally, according to the Remuneration Policy applicable in 2016, during 2020 a total amount of 4,220,900 BBVA shares corresponding to the Deferred Component of 2016 Variable Remuneration has been delivered to the Identifies Staff. This amount has been subject to a downward adjustment due to multi-year performance indicators evaluation.

Likewise, the aforesaid policy established that the deferred amounts in shares of the Annual Variable Remuneration finally vested, subject to multi-year performance indicators, will be updated in cash, based on the terms established by the Board of Directors. In this regard, during 2020 a total amount of 3,085,476 euros has been delivered to the Identified Staff as updates of the corresponding shares of the Deferred Component of 2016 Annual Variable Remuneration.

Detailed information on the delivery of shares to executive directors and Senior Management is included in Note 54.

Lastly, in line with specific regulation applicable in Portugal and Brazil, BBVA IFIC and BBVA Brazil Banco de Investimento have identified respectively the staff in these countries whose Annual Variable Remuneration should be subject to a specific settlement and payment scheme, more specifically:

•           A percentage of the Annual Variable Remuneration is subject to a three years deferral that shall be paid yearly over the mentioned period.

•           50% of the Annual Variable Remuneration, both the Upfront Portion and Deferred Component, shall be established in BBVA Shares.

•           In BBVA IFIC, resulting cash portions of the Deferred Component of Annual Variable Remuneration and subject to multi-year performance indicators, finally delivered, shall be updated following the Consumer Price Index (CPI) measured as year-on-year price variation.

•           In BBVA Brasil Banco de Investimento, both the cash amounts and share amounts of the Deferred Component may be subject to update adjustments in cash.

According to this remuneration scheme, during financial year 2020 a total of 18,879 BBVA shares corresponding to the Upfront Portion of 2019 Annual Variable Remuneration have been delivered to this staff in Portugal and Brazil.

Additionally, during 2020 there have been delivered to this staff in Portugal and Brazil a total of 5,083 BBVA shares corresponding to the first third of the Deferred Component of 2018 Annual Variable Remuneration, as well as 1,323 euros as adjustments for updates. A total of 9,558 BBVA shares corresponding to the second third of the Deferred Component of 2017 Annual Variable Remuneration and 4,873 euros as adjustments for updates; and a total of 12,142 BBVA shares corresponding to the last third of the Deferred Component of 2016 Annual Variable Remuneration and 8,873 euros as adjustments for updates.

44.2. Other administrative expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other administrative expense (Millions of Euros)
	2020	2019	2018
Technology and systems	1,088	1,060	1,000
Communications	172	181	193
Advertising	186	250	265
Property, fixtures and materials	404	477	865
Taxes other than income tax	344	378	395
Surveillance and cash courier services	161	188	177
Other expense	749	885	921
Total	3,105	3,418	3,816

45. Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements for the years ended December 2020, 2019 and 2018 is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2020	2019	2018
Tangible assets	17	781	876	533
For own use		453	523	529
Right-of-use assets		324	349
Investment properties and other		3	3	5
Intangible assets	18.2	507	510	500
Total		1,288	1,386	1,034

46. Provisions or reversal of provisions

For the years ended December 31, 2020, 2019 and 2018, the net provisions recognized in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	2020	2019	2018
Pensions and other post employment defined benefit obligations	25	210	213	125
Commitments and guarantees given (*)		192	96	(27)
Pending legal issues and tax litigation		208	171	135
Other provisions		136	133	162
Total		746	614	395

(*)       In 2020, the amount of commitments and guarantees given includes the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Notes 1.5 and 7.2).

47. Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	2020	2019 (*)	2018 (*)
Financial assets at fair value through other comprehensive income - Debt securities		19	82	1
Financial assets at amortized cost (*)		5,160	3,470	3,680
Of which: recovery of written-off assets	7.2.5	(339)	(919)	(589)
Total		5,179	3,552	3,681

 (*)        In 2020, the amount includes the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Notes 1.5 and 7.2).

48. Impairment or reversal of impairment of investments in joint ventures and associates

The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" resulted in a loss of 190 and 46 million euros for the years ended December 31, 2020 and 2019. There was no impairment recorded for the year ended December 31, 2018 (see Note 16.3).

49. Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	Notes	2020	2019	2018
Tangible assets	17	125	94	4
Intangible assets		19	12	83
Others		9	23	50
Total		153	128	137

50. Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2020	2019	2018
Gains on sale of real estate		116	86	126
Impairment of non-current assets held for sale	21	(103)	(72)	(206)
Gains (losses) on sale of investments classified as non-current assets held for sale (*)		431	10	894
Gains on sale of equity instruments classified as non-current assets held for sale		-	-	-
Total		444	23	815

(*)        The variation in year 2020 is mainly due to the transfer of half plus one share in BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3). The variation in year 2018 is mainly due to the sale of the BBVA stake in BBVA Chile (see Note 3).

51. Consolidated statements of cash flows

The mapping of the heading cash and equivalents in the consolidated statement of cash flows has been modified, and this modification is not relevant to the consolidated condensed interim financial statements as a whole. In order for the information to be comparable, the information for the 2019 and 2018 financial years has been restated.

The variation between 2020, 2019 and 2018 of the financial liabilities from financing activities is the following:

Liabilities from financing activities. December 2020 (Millions of Euros)
	December 31, 2019	Cash flows	Non-cash changes					December 31, 2020
			Acquisition	Disposal	Disposals by companies held for sale (**)	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	63,963	3,003	-	-	(3,160)	(2,026)	-	61,780
Of which: Issuances of subordinated liabilities (*)	17,675	(8)	-	-	-	(419)	-	17,248

(*)       Additionally, there are €12 million of issuances of subordinated liabilities as of December 2020 (see Note 22 and Appendix VI). The subordinated issuances of BBVA Paraguay and of the BBVA USA sale perimeter as of December 31, 2020 are recorded in the heading "Liabilities included in disposal groups classified as held for sale" of the consolidated balance which amount to €37 and €735 million, respectively.

(**)        The amount is mainly due to the sale of the stake in BBVA USA (see Note 3).

Liabilities from financing activities. December 2019 (Millions of Euros)
	December 31, 2018	Cash flows	Non-cash changes				December 31, 2019
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,112	2,643	-	-	209	-	63,963
Of which: Issuances of subordinated liabilities (*)	17,635	(190)	-	-	229	-	17,675

(*)        Additionally, there are €384 million of issuances of subordinated liabilities as of December 2019 (see Note 22 and Appendix VI). Subordinated liabilities corresponding to BBVA Paraguay as of December 2019 were recorded in the heading "Liabilities included in disposal groups classified as held for sale" amounting to €40 million.

Liabilities from financing activities. December 2018 (Millions of Euros)
	December 31, 2017	Cash flows	Non-cash changes				December 31, 2018
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,649	2,152	-	(1,828)	(862)	-	61,112
Of which: Issuances of subordinated liabilities (*)	17,443	857	-	(694)	29	-	17,635

  (*)       Additionally, there are subordinated deposits for 411 million euros as of December 31, 2018 (see Note 22 and Annex VI). The subordinated issues of BBVA Chile as of December 31, 2017 are recorded under the line "Liabilities included in disposal groups of items that have been classified as held for sale" on the consolidated balance sheet with a balance of 574 million euros.

52. Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group for the years ended December 31, 2020, 2019 and 2018 with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (Millions of euros) (**)
	2020	2019	2018
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	27.7	28.1	26.1
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.3	1.5	1.5
Fees for audits conducted by other firms	0.2	-	0.1

(*)         Including fees pertaining to annual legal audits (€23.6, €24.1 and €22.4 million as of December 31, 2020, 2019 and 2018, respectively).

(**)        Regardless of the billed year.

In the years ended December 31, 2020, 2019 and 2018, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other services rendered (Millions of Euros)
	2020	2019	2018
Firms belonging to the KPMG worldwide organization	0.4	0.3	0.3

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (*) (Millions of Euros)
	2020	2019	2018
Legal audit of BBVA,S.A. or its companies under control	6.5	6.5	6.7
Other audit services of BBVA, S.A. or its companies under control	5.4	5.5	5.9
Limited Review of BBVA, S.A. or its companies under control	0.9	0.9	1.1
Reports related to issuances	0.3	0.3	0.3
Assurance services and other required by the regulator	0.9	0.8	0.9
Other	-	-	-

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

53. Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not relevant and are carried out under normal market conditions. As of December 31, 2020, 2019 and 2018 the following are the transactions with related parties:

53.1. Transactions with significant shareholders

As of December 31, 2020, 2019 and 2018, there were no shareholders considered significant (see Note 26).

53.2 Transactions with BBVA Group entities

The balances of the main captions in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	2020	2019	2018
Assets
Loans and advances to credit institutions	148	26	132
Loans and advances to customers	1,743	1,682	1,866
Liabilities
Deposits from credit institutions	-	3	2
Customer deposits	791	453	521
Debt certificates	-	-	-
Memorandum accounts
Financial guarantees given	132	166	152
Other contingent commitments given	1,400	1,042	1,358
Loan commitments given	11	106	78

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	2020	2019	2018
Income statement
Interest and other income	20	19	55
Interest expense	1	1	2
Fee and commission income	5	4	5
Fee and commission expense	34	53	48

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

53.3. Transactions with members of the Board of Directors and Senior Management

The amount and nature of the transactions carried out with members of the Board of Directors and Senior Management of BBVA, as well as their respective related parties is given below. All of these transactions belong to the Bank's normal course of business, are not material and have being carried out under normal market conditions.

As of December 31, 2020, there were no loans or credits granted by the Group’s entities to the members of the Board of Directors. As of December 2019 and 2018, the amount availed against the loans and credits granted by the Group’s entities to the members of the Board of Directors amounted to €607 and €611 thousand, respectively. On those same dates, there were no loans or credits granted to parties related to the members of the Board of Directors.

As of December 31, 2020, 2019 and 2018, the amount availed against the loans granted by the Group’s entities to the members of Senior Management (excluding executive directors) amounted to €5,349, €4,414 and €3,783 thousand, respectively. On those same dates, the amount availed against the loans granted by the Group’s entities to parties related to members of Senior Management amounted to €580, €57 and €69 thousand, respectively.

As of December 31, 2020, 2019 and 2018 no guarantees had been granted to any member of the Board of Directors or their related parties.

The amount availed against guarantees arranged with members of Senior Management as of December 31, 2020, 2019 and 2018 amounted to €10, €10, and €38 thousand, respectively.

As of December 31, 2020 and 2019, the amount availed against guarantees and commercial loans arranged with parties related to the members of the Bank’s Board of Directors and Senior Management amounted to €25 thousand, on both dates. As of December 31, 2018, no guarantees and commercial loans have been granted to parties related to the members of Senior Management.

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

53.4. Transactions with other related parties

As of December 31, 2020, 2019 and 2018, the Group has not carried out operations with other related parties that do not belong to the line of business or ordinary traffic of its activity, that are not carried out under normal market conditions and that are not of low relevance; understanding by such those whose information is not necessary to give the true image of the assets, the financial situation and the results, consolidated, of the BBVA Group.

54. Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management

•          Remuneration received by non-executive directors in 2020

The remuneration paid to non-executive members of the Board of Directors during the 2020 financial year is indicated below, individualized and itemized:

Remuneration for non-executive directors (thousands of euro)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
José Miguel Andrés Torrecillas	129	111	66	36		115		50	507
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira (2)	107			71			32		211
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin (2)	97			71					168
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín (2)	97				29				125
Jan Verplancke	129				29		43		200
Total (3)	1,588	611	431	606	250	301	161	130	4,078

(1)       Amounts received during the 2020 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.

(2)       Directors appointed by the General Shareholders’ Meeting held on 13 March 2020. Remunerations paid based on the date on which the position was accepted.

(3)       Includes remuneration paid for membership on the Board and its various committees during the 2020 financial year. The composition of these committees was amended by resolution of the Board of Directors dated 29 April 2020.

Also, during 2020 financial year, €95 thousand was paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

In addition, Tomás Alfaro Drake and Carlos Loring Martínez de Irujo, who left their roles as directors on 13 March 2020, received a total of €54 thousand and €111 thousand, respectively, for their membership of the Board and of the various Board Committees during the first quarter of the financial year. The Bank has also paid out a total of €18 thousand in casualty and healthcare insurance premiums.

•          Remuneration received by executive directors in 2020

During the 2020 financial year, the executive directors received the amount of the Annual Fixed Remuneration corresponding to such financial year, established for each director in the Remuneration Policy for BBVA Directors, which was approved by the General Shareholders’ Meeting held on 15 March 2019.

In addition, the executive directors received their Annual Variable Remuneration (“AVR”) for the 2019 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to such year, was due to be paid to them during the 2020 financial year.

In application of this settlement and payment system:

•           40% of the 2019 Annual Variable Remuneration corresponding to executive directors was paid in the 2020 financial year (the Upfront Portion); in equal parts in cash and BBVA shares.

•           The remaining 60% of the Annual Variable Remuneration has been deferred (40% in cash and 60% in shares) for a period of five years (the Deferred Portion), and its accrual and payment will be subject to compliance with a series of multi-year indicators. The application of these indicators, calculated over the first three years of deferral, may lead to the reduction or even forfeit of the Deferred Portion, even in its entirety, but in no event may it be increased. Provided that the relevant conditions are met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% in 2023, 20% in 2024 and the remaining 20% in 2025.

•           All of the shares delivered to the executive directors as AVR, including both as part of the Upfront Portion and the Deferred Portion, will be withheld for a one year lock-up period after delivery, except for the shares transferred to honor the payment of taxes accruing on the shares received.

•           The Deferred Portion of the Annual Variable Remuneration payable in cash will be subject to updating under the terms established by the Board of Directors.

•           Executive directors may not use personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with prudent risk management.

•           Over the entire deferral and withholding period, the Annual Variable Remuneration for the executive directors will be subject to variable remuneration reduction and recovery arrangements ("malus" and "clawback").

•           The variable component of the remuneration for executive directors corresponding to the 2019 financial year is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Shareholders’ Meeting held during such financial year.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery.

In 2020, the Group Executive Chairman and the Chief Executive Officer likewise received the deferred portion of their Annual Variable Remuneration due that year for the 2016 financial year (50% of the Annual Variable Remuneration), after being adjusted downwards following the results of the multi-year performance indicators. This remuneration was paid in equal parts in cash and in shares, together with the corresponding update in cash, thus concluding the payment of the Annual Variable Remuneration to the executive directors for the 2016 financial year.

In accordance with the above, the remunerations paid to executive directors during the 2020 financial year are indicated below, individualized and itemized:

Annual Fixed Remuneration for 2020 (thousands of euro)

Group Executive Chairman	2,453
Chief Executive Officer	2,179
Total	4,632

In addition, in accordance with the current Remuneration Policy for BBVA Directors, during the 2020 financial year, the Chief Executive Officer has received €654 thousand for the cash in lieu of pension item (equivalent to 30% of his Annual Fixed Remuneration)—given that he does not have a retirement pension (see the Pension commitments section of this Note)—and €600 thousand for the mobility allowance item.

2019 Annual Variable Remuneration (Upfront payment)
	In cash (1)	In shares (1)
	(thousands of euro)
Group Executive Chairman	636	126,470
Chief Executive Officer	571	113,492
Total	1,207	239,962

(1)      Remuneration corresponding to the Upfront Portion (40%) of the AVR for the 2019 financial year (50% in cash and 50% in BBVA shares).

2016 Deferred Annual Variable Remuneration (Deferred Portion)
	In cash (1)	In shares (1)
	(thousands of euro)
Group Executive Chairman	656	89,158
Chief Executive Officer	204	31,086
Total	861	120,244

(1)      Remunerations corresponding to deferred AVR for the 2016 financial year (50% of the AVR for 2016, in equal parts in cash and shares), payment of which was due in 2020, together with its corresponding update in cash, and after a downwards adjustment following the results of the multi-year performance indicators. In the case of both the Chairman and Chief Executive Officer, this remuneration is associated with their previous positions.

In addition, the executive directors received remuneration in kind during the 2020 financial year, including insurance and other premiums, amounting to a total of €360 thousand of which €228 thousand corresponds to the Group Executive Chairman and €132 thousand to the Chief Executive Officer.

As Head of Global Economics & Public Affairs (Head of GE&PA), former executive director José Manuel González-Páramo Martínez-Murillo, who left his role of director on 13 March 2020, received €168 thousand as fixed remuneration; €174 thousand and 28,353 BBVA shares corresponding to the Upfront Portion (40%) of the AVR for the 2019 financial year and to the Deferred Portion of the AVR for the 2016 financial year, payment of which was due in the 2020 financial year, including the corresponding cash update; as well as €33 thousand as remuneration in kind.

•          Remuneration received by Senior Management in 2020

During the 2020 financial year, the members of Senior Management, excluding executive directors, received the amount of the Annual Fixed Remuneration corresponding to such financial year.

In addition, they received the Annual Variable Remuneration for the 2019 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable for such financial year, was due to be paid to them during the 2020 financial year.

Under this settlement and payment system, the same rules as set out above for executive directors are applicable. These include, among other things: 40% of the Annual Variable Remuneration, in equal parts cash and in BBVA shares, will be paid in the financial year following the year to which it corresponds (the Upfront Portion), and the remaining 60% will be deferred (40% in cash and 60% in shares) for a five-year period, with its accrual and payment being subject to compliance with a series of multi-year indicators (the Deferred Portion), applying the same payment schedule established for executive directors. The shares received will be withheld for a one year lock-up period (this will not apply to those shares transferred to honor the payment of taxes arising therefrom). Likewise, senior management may not use personal hedging strategies or insurance in connection with the remuneration; the variable component of the remuneration for senior management corresponding to the 2019 financial year will be limited to a maximum amount of 200% of the fixed component of the total remuneration; and over the entire deferral and withholding period, the Annual Variable Remuneration will be subject to reduction and recovery (malus and clawback) arrangements.

Similarly, in accordance with the remuneration policy for this group applicable in 2016 and in application of the settlement and payment system of the Annual Variable Remuneration for said financial year, the members of Senior Management who were beneficiaries of such remuneration received in 2020 the deferred portion of the Annual Variable Remuneration for the 2016 financial year, after being adjusted downwards following the results of the multi-year performance indicators. This remuneration has been paid in equal parts in cash and in shares, along with its update in cash, concluding the payment of this remuneration to the members of Senior Management for the 2016 financial year.

In accordance with the above, the remuneration paid during the 2020 financial year to all members of Senior Management as a whole, who held that position as of 31 December, 2020 (15 members, excluding executive directors), is indicated and itemized below:

Annual Fixed Remuneration for 2020 (thousands of euro)

Senior Management total	14,101

2019 Annual Variable Remuneration (Upfront Portion)
	In cash	In shares
	(thousands of euro)
Senior Management total	1,402	280,055

(1)   Remuneration corresponding to the Upfront Portion (40%) of the AVR for the 2019 financial year (paid 50% in cash and 50% in BBVA shares), as well as the upfront portion of the retention plans for two members of Senior Management.

2016 Annual Variable Remuneration (Deferred Portion)
	In cash	In shares
	(thousands of euro)
Senior Management total	1,380	182,461

(1)   Remuneration corresponding to deferred AVR for the 2016 financial year (50% of the AVR for 2016, in equal parts in cash and in shares), payment of which was due in 2020, together with its corresponding update in cash, and after being adjusted downwards following the results of the multi-year performance indicators.

In addition, all members of Senior Management, excluding executive directors, have received remuneration in kind during the 2020 financial year, including insurance and other premiums, amounting to a total of €1,086 thousand.

Remuneration of executive directors due in 2021 and subsequent financial years

•        Annual Variable Remuneration for executive directors for the 2020 financial year

In view of the exceptional circumstances arising from the COVID-19 crisis, the two executive directors have voluntarily waived the generation of the whole of the Annual Variable Remuneration corresponding to the 2020 financial year, so they will not accrue any remuneration in this respect.

•        Deferred Annual Variable Remuneration for executive directors for the 2017 financial year

Following the end of 2020 financial year, the amount corresponding to the deferred Annual Variable Remuneration of executive directors for the 2017 financial year has been determined, with delivery in 2021, if conditions are met in accordance with the conditions set out in the remuneration policies applicable to the 2017 financial year and applicable to each of them.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the final amount of the deferred Annual Variable Remuneration for the 2017 financial year has been determined.

As a result, the remuneration has been determined in an amount of €411 thousand and 83,692 BBVA shares, in the case of the Group Executive Chairman and €307 thousand and 39,796 BBVA shares, in the case of the Chief Executive Officer, which includes in both cases the corresponding updates.

•        Outstanding deferred Annual Variable Remuneration for executive directors

At year-end 2020, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to 40% of the 2017 deferred AVR of the Group Executive Chairman, 60% of the Annual Variable Remuneration corresponding to financial years 2018 and 2019 of both executive directors, remains deferred and is pending payment to them, and will be received in future years if the applicable conditions are met.

Remunerations of Senior Management due in 2021 and subsequent financial years

•        Annual Variable Remuneration for Senior Management for the 2020 financial year

In view of the exceptional circumstances arising from the COVID-19 crisis, the members of Senior Management have, like the executive directors, voluntarily waived the generation of the whole of the Annual Variable Remuneration corresponding to the 2020 financial year, so they will not accrue any remuneration in this respect.

•        Deferred Annual Variable Remuneration for Senior Management for the 2017 financial year

Following the end of the 2020 financial year, the amount corresponding to the deferred Annual Variable Remuneration of members of Senior Management (15 members as at 31 December, 2020, excluding executive directors) for the 2017 financial year has been determined, with delivery in 2021, if conditions are met, in accordance with the payment schedule set out in the remuneration policies applicable to the 2017 financial year and applicable to each of them.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the amount of the deferred portion of the 2017 Annual Variable Remuneration for members of Senior Management, with delivery in 2021, has been determined in the aggregate total amount, excluding executive directors, of €610 thousand and 107,740 BBVA shares, including the corresponding updates.

•        Outstanding deferred Annual Variable Remuneration for the members of Senior Management

At year-end 2020, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to 40% of the 2017 deferred AVR in the case of some members of Senior Management, 60% of the Annual Variable Remuneration corresponding to financial years 2018 and 2019 remains deferred and is pending payment to all members of Senior Management, and will be received in future years if the applicable conditions are met.

•          Fixed remuneration system with deferred delivery of shares for non-executive directors

BBVA has a fixed remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders' Meeting held on 18 March 2006 and extended by resolutions of the General Shareholders' Meetings held on 11 March 2011 and 11 March 2016 for a further five year period in each case.

This system is based on the annual allocation to non-executive directors of a number of "theoretical shares" of BBVA equivalent to 20% of the total remuneration in cash received by each director in the previous financial year, calculated according to the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the Annual General Shareholders' Meetings approving the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave directorship for any reason other than serious breach of their duties.

The “theoretical shares” allocated to non-executive directors who are beneficiaries of the remuneration system in shares with deferred delivery in the 2020 financial year, corresponding to 20% of the total remuneration received in cash by each of them in the 2019 financial year, were as follows:

	Theoretical shares allocated in 2020	Theoretical shares accumulated as at 31 December 2020
José Miguel Andrés Torrecillas	20,252	75,912
Jaime Félix Caruana Lacorte	22,067	31,387
Raúl Galamba de Oliveira	-	-
Belén Garijo López	14,598	62,126
Sunir Kumar Kapoor	7,189	22,915
Lourdes Máiz Carro	10,609	44,929
José Maldonado Ramos	14,245	108,568
Ana Peralta Moreno	10,041	15,665
Juan Pi Llorens	20,676	92,817
Ana Revenga Shanklin	-	-
Susana Rodríguez Vidarte	18,724	141,138
Carlos Salazar Lomelín	-	-
Jan Verplancke	7,189	12,392
Total (1)	145,590	607,849

(1)         Furthermore, 8,984 “theoretical shares” were assigned to Tomás Alfaro Drake and 18,655 “theoretical shares” were assigned Carlos Loring Martínez de Irujo, who left their roles as directors on 13 March 2020. After leaving their roles, both directors received a number of BBVA shares equivalent to the total number of “theoretical shares” that each of them had accumulated until that date (102,571 and 135,046 BBVA shares, respectively) by application of the system.

•          Pension commitments with executive directors and Senior Management

The Bank has not made pension commitments with non-executive directors.

With regard to the Group Executive Chairman, the Remuneration Policy for BBVA Directors establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of a serious breach of his duties, to receive a retirement pension, paid as a lump sum or in instalments, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields at that date.

The annual contribution to cover the retirement contingency for the Group Executive Chairman's defined-contribution system, as established in the Remuneration Policy for BBVA Directors approved by the General Shareholders’ Meeting in 2019, was determined as a result of the conversion of his previous defined-benefit rights into a defined-contribution system, in the annual amount of €1,642 thousand. The Board of Directors may update this amount during the term of the Policy, in the same way and under the same terms as it may update the Annual Fixed Remuneration.

15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, and therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations.

In the event the Group Executive Chairman’s contract terminates before reaching retirement age for reasons other than serious breach of duties, the retirement pension due to the Group Executive Chairman upon reaching the legally established age will be calculated based on the funds accumulated through the contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for the Group Executive Chairman, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.

In line with the above, during the 2020 financial year, the following amounts have been recorded to meet the pension commitments for the Group Executive Chairman: an amount of €1,642 thousand with regard to the retirement contingency and an amount of €377 thousand for the payment of premiums for the death and disability contingencies, as well as an upwards adjustment of €15 thousand for “discretionary pension benefits” for the 2019 financial year, which were declared at such financial year-end and had to be registered in the accumulated fund in 2020.

As of 31 December, 2020, the total accumulated amount of the fund to meet the retirement commitments for the Group Executive Chairman amounts to €23,057 thousand.

With regard to the agreed annual contribution to the retirement contingency corresponding to the 2020 financial year, 15% (€246 thousand) was registered in this financial year as “discretionary pension benefits”. Following year-end, the amount was adjusted applying the same criteria used to determine the Annual Variable Remuneration for the rest of the Bank's staff. Thus, the “discretionary pension benefits” for the 2020 financial year were determined in an amount of €148 thousand, following a downwards adjustment of €98 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2021 financial year and will be subject to the conditions established for these benefits in the Remuneration Policy for BBVA Directors.

With regard to the Chief Executive Officer, in accordance with the provisions of the current Remuneration Policy for BBVA Directors approved by the General Shareholders’ Meeting and his contract, the Bank is not required to make any contributions to a retirement pension, although he is entitled to an annual cash sum instead of a retirement pension equal to 30% of his Annual Fixed Remuneration. However, the Bank does have pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums are paid.

In accordance with the above, in the 2020 financial year, the Bank paid the Chief Executive Officer the fixed-remuneration amount set out for cash in lieu of pension in the 'Remuneration received by executive directors in 2020' section of this Note and furthermore, €253 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

In the case of the former executive director, the Head of GE&PA, €89 thousand were registered as contributions to fulfil the pension commitments undertaken in proportion to the time he spent in office during the 2020 financial year. This corresponds to: the sum of the annual contribution made to cover the retirement pension and the adjustment made to the “discretionary pension benefits`” for the 2019 financial year that fell due in the 2020 financial year once the AVR for the year 2019 had been determined (€52 thousand); and to the death and disability premiums (€37 thousand).

As of the date on which he left his position, the total accumulated fund to meet the retirement commitments for the former executive director Head of GE&PA amounted to €1,404 thousand, with no additional contributions to be made by the Bank from that point on.

In accordance with the same criteria used in the case of the Group Executive Chairman, the “discretionary pension benefits” for the 2020 financial year of the former executive director Head of GE&PA (calculated in proportion to the time he remained in office in 2020) were determined in an amount of €5 thousand, following a downwards adjustment of €3 thousand, and will be included in the accumulated fund in the 2021 financial year, subject to the conditions established in the Remuneration Policy for BBVA Directors.

Furthermore, in the 2020 financial year, to meet the pension commitments for members of Senior Management (15 members holding that position as at 31 December, 2020, excluding executive directors) it was recorded an amount of €2,739 thousand corresponding to the contribution to the retirement contingency and of €978 thousand corresponding to premiums to cover the death and disability contingencies, as well as an upwards adjustment of €12 thousand for “discretionary pension benefits” for the 2019 financial year, which were declared at 2019 year-end and had to be registered in the accumulated fund in 2020.

As at 31 December, 2020, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounts to €22,156 thousand.

As for the executive directors, 15% of the agreed annual contributions for members of Senior Management to cover retirement contingencies will be based on variable components and considered “discretionary pension benefits”, and are therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.

For this purpose, with regard to the annual contribution for the retirement contingency registered in the 2020 financial year, an amount of €405 thousand was registered in the 2020 financial year as “discretionary pension benefits” and, following the end of the 2020 financial year, as for the Group Executive Chairman, this amount was adjusted applying the same criteria used to determine the Annual Variable Remuneration for the rest of the Bank's staff, taking into account as well the area and individual results of each senior manager established to this effects by the executive area. Accordingly, the “discretionary pension benefits” for such financial year, corresponding to all members of Senior Management, were determined to amount to a total of €255 thousand, following a downwards adjustment of €150 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2021 financial year, and will be subject to the conditions established for these benefits in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to BBVA on this matter.

•          Payments for the extinction of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments to pay severance benefits to executive directors.

The contractual framework defined for the executive directors, in accordance with the Remuneration Policy for BBVA Directors, establishes a post-contractual non-compete clause for executive directors, effective for a period of two (2) years after they leave their role as BBVA executive directors, provided that they do not leave due to retirement, disability or serious breach of duties. In compensation for this agreement, the Bank shall award them remuneration of an amount equivalent to their Annual Fixed Remuneration for each year of the non-compete agreement, which will be awarded monthly over the course of the two years.

Accordingly, the former executive director Head of GE&PA, who left his role on 13 March 2020, received for this concept, €625 thousand during the 2020 financial year.

With regard to Senior Management, excluding executive directors, during the 2020 financial year, the Bank paid out a total of €2,185 thousand resulting from the extinction of the contractual relationship with one member of Senior Management and in fulfilment of the provisions of the member’s contract (for the payment of legal severance benefits and notice). This contract includes the right to receive the corresponding legal severance pay, provided that the member of Senior Management does not leave of his own will, for retirement, disability or due to a serious breach of duties, which will be calculated in accordance with the provisions of applicable labor regulations, and a notice clause. In addition, the contract establishes a non-compete clause, effective for a period of one (1) year after the member leaves the role as a senior manager of BBVA, provided that the member does not leave due to retirement, disability or serious breach of duties. In compensation for this agreement, the member of Senior Management received a total of €898 thousand during 2020.

These payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the Group's risk profile, to which members of Senior Management belong.

55. Other information

Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2020, there is no item included that requires disclosure in an environmental information report pursuant to Ministry JUS/318/2018, of March 21, by which the new model for the presentation in the Commercial Register of the consolidated annual accounts of the subjects obliged to its publication is approved.

56. Subsequent events

On January 22, 2021 and after obtaining all required authorizations, BBVA has completed the sale to Banco GNB Paraguay, S.A., an affiliate of Grupo Gilinski, of its 100% direct and indirect stake share capital in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The amount received by BBVA amounts to approximately USD250 million (€210 million). The transaction results in a capital loss of approximately €9 million net of taxes. A positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points is estimated to be recognized during the first half of 2021 (see Note 3).

On January 29, 2021, it was announced that a cash distribution in the amount of €0.059 gross per share as shareholder remuneration in relation to the Group’s result in the 2020 financial year was expected to be submitted to the relevant governing bodies of BBVA for consideration (see Note 4).

From January 1, 2021 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.63	49.37	100.00	21	22	-
ADQUIRA MEXICO SA DE CV	MEXICO	COMMERCIAL	-	100.00	100.00	3	3	-
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	15	19	(3)
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,464	1,552	(101)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	71	41	5
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1,341	1,443	(102)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	27	23	4
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	27	7	10
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	-	100.00	100.00	4	4	-
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	-	100.00	100.00	1	-	-
APLICA TECNOLOGIA AVANZADA SA DE CV	MEXICO	SERVICES	100.00	-	100.00	203	199	10
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	799	798	-
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	12	21	-
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	114	-
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	58	67	-
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	64	79	-
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	5	6	-
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	22	23	(1)
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	-	100.00	100.00	28	32	(2)
AZLO BUSINESS, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	23	(23)
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	-	99.95	-	1	-
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	39.97	26.59	66.55	157	488	333
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	-	100.00	110	164	28
BANCO INDUSTRIAL DE BILBAO SA	SPAIN	BANKING	-	99.93	99.93	48	47	-
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	-
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	-	100.00	100.00	49	47	2
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	33	143	(9)
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	627	12
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	-	100.00	98	122	9
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-
BBVA ASSET MANAGEMENT SA SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	9	5	4
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	43	(66)	113
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	28	19	9
BBVA AUTOMERCANTIL COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	6	6	-
BBVA BANCO CONTINENTAL SA (1)	PERU	BANKING	-	46.12	46.12	972	1,944	164
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	19	11	8

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
BBVA BANCOMER OPERADORA SA DE CV	MEXICO	SERVICES	-	100.00	100.00	20	17	3
BBVA BANCOMER SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	9,920	8,443	1,474
BBVA BANCOMER SEGUROS SALUD SA DE CV	MEXICO	INSURANCES SERVICES	-	100.00	100.00	8	8	1
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	49	40	9
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	-	100.00	100.00	4	3	1
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	-	100.00	16	19	-
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	-	99.96	99.96	-	3	4
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	1	5
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	355	1,155	112
BBVA CONSOLIDAR SEGUROS SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	9	18	17
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	24	20	3
BBVA DATA & ANALYTICS SL	SPAIN	SERVICES	-	100.00	100.00	6	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	4	2	2
BBVA FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	210	212	(2)
BBVA FINANZIA SPA	ITALY	IN LIQUIDATION	100.00	-	100.00	3	3	-
BBVA FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	26	20	7
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	14	9	5
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUND MANAGEMENT	100.00	-	100.00	8	8	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	PENSION FUNDS MANAGEMENT	100.00	-	100.00	-	4	-
BBVA GLOBAL MARKETS BV	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUERS COMPANIES	100.00	-	100.00	-	-	-
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	139	315	26
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SPAIN	SERVICES	76.00	-	76.00	1	2	1
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	54	4
BBVA INSURANCE AGENCY, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	48	43	5
BBVA INTERNATIONAL PREFERRED SOCIEDAD ANONIMA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
BBVA IRELAND PLC ( IN LIQUIDATION)	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	2	3	-
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	126	8
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	10	(8)	17
BBVA MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,799	2,730	68
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	1	-
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	37	27	5
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	1
BBVA OP3N S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	-
BBVA OPEN PLATFORM INC	UNITED STATES	SERVICES	-	100.00	100.00	2	10	(8)
BBVA PARAGUAY SA	PARAGUAY	BANKING	100.00	-	100.00	23	144	23
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	17	8

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	902	76
BBVA PLANIFICACION PATRIMONIAL SL	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	4	9
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA, IN LIQUIDATION	CHILE	IN LIQUIDATION	-	100.00	100.00	4	6	(1)
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	39	47	12
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	100.00	100.00	-	-	-
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	223	186	37
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	13	10
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	104	26
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	713	462	594
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	-	-
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	13	13	-
BBVA TRANSFER HOLDING INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	104	87	18
BBVA TRANSFER SERVICES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	77	66	11
BBVA USA	UNITED STATES	BANKING	-	100.00	100.00	8,687	10,394	(1,707)
BBVA USA BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	9,018	11,136	(1,632)
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	10	9	-
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	15	10	4
BILBAO VIZCAYA HOLDING SA	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	67	132	(77)
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1	(1)
CAIXASABADELL PREFERENTS SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1	-
CARTERA E INVERSIONES SA CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	127	(3)
CASA DE BOLSA BBVA BANCOMER SA DE CV	MEXICO	SECURITIES DEALER	-	100.00	100.00	39	20	19
CATALONIA GEBIRA, S.L. (IN LIQUIDATION)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	-	100.00	315	314	-
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	-	100.00	2	2	-
CDD GESTIONI S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	-	-	-
CETACTIUS SL	SPAIN	REAL ESTATE	100.00	-	100.00	1	1	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	54	(2)
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	5	4	2
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	249	10

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,866	6,799	67
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	41	41	-
COMPASS INSURANCE TRUST	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,027	5,960	66
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	68	68	-
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,973	4,925	48
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	1	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	4	4	-
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	8	7	1
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,453	9
COVAULT, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	3	(2)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	2	2	-
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	MEXICO	SERVICES	-	100.00	100.00	1	1	-
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	3	-
DATA ARQUITECTURE AND TECHNOLOGY OPERADORA SA DE CV	MEXICO	SERVICES	-	100.00	100.00	-	-	-
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	1	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	107	153	(4)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	30	24	6
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	PAYMENT ENTITIES	-	100.00	100.00	2	2	-
ENTRE2 SERVICIOS FINANCIEROS E.F.C SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-
EUROPEA DE TITULIZACION SA SGFT	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	17	3
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION(1)	MEXICO	REAL ESTATE	-	42.40	42.40	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	48	45	4
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	-	-	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	4	1	3
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	-	100.00	100.00	-	1	-
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	-	2	-
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	2	2	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	IN LIQUIDATION	-	100.00	100.00	5	4	-
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. IN LIQUIDATION	SPAIN	IN LIQUIDATION	-	60.00	60.00	-	-	-

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	-	100.00	100.00	-	-	-
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	6	5	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	43	39	1
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	244	208	25
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	100.00	100.00	1	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	282	(3)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	258	316	17
GARANTI BBVA AS(1)	TURKEY	BANKING	49.85	-	49.85	4,679	6,228	775
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	105	63	59
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	19	17	6
GARANTI BBVA FILO AS	TURKEY	SERVICES	-	100.00	100.00	1	3	39
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	126	108	18
GARANTI BBVA PORTFOY AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	22	14	8
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	89	28	61
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	TURKEY	SERVICES	-	100.00	100.00	11	12	1
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	(16)	(17)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	280	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	-	-
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	2	-
GARANTI YATIRIM ORTAKLIGI AS(1)(2)	TURKEY	INVESTMENT COMPANY	-	3.61	3.61	-	4	-
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	-	100.00	100.00	595	585	7
GARRAF MEDITERRANIA, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	-	100.00	11	11	-
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	3	3
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	-	100.00	3	4	-
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	89	89	-
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUND MANAGEMENT	60.00	-	60.00	9	15	7
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	1	-
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	-	100.00	424	423	14
GRUPO FINANCIERO BBVA BANCOMER SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	9,374	1,747
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	30	30	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	-	27	(17)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	302	299	3
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	296	294	2

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

(2)      The percentage of voting rights owned by the Group entities in this company is 99.97%

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	17	16	1
INMUEBLES Y RECUPERACIONES CONTINENTAL SA	PERU	REAL ESTATE	-	100.00	100.00	39	37	2
INPAU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	100	107	(7)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	9	1
INVERSIONES ALDAMA, C.A.	VENEZUELA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC NV(1)	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.01	16	43	2
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-
IRIDION SOLUCIONS IMMOBILIARIES SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
JALE PROCAM, S.L. (IN LIQUIDATION)	SPAIN	IN LIQUIDATION	-	50.00	50.00	-	(57)	(4)
LIQUIDITY ADVISORS LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,071	1,055	16
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	2	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	1
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	35	27	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	2	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	32	24	8
NOVA TERRASSA 3, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	2	2	-
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	-	100.00	100.00	1	1	-
OPENPAY S.A. DE C.V.	MEXICO	PAYMENT ENTITIES	-	100.00	100.00	18	2	2
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	-	100.00	1	2	17
OPPLUS SAC (IN LIQUIDATION)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-
P.I. HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
PECRI INVERSION SL	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	264	260	5
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	281	213	68
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	258	256	2
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	77	77	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	26	26	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	-
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	51	36	16

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	4	-
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	5	1
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
PROMOU GLOBAL, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	17	18	-
PRONORTE UNO PROCAM, S.A.	SPAIN	PAYMENT ENTITIES	-	100.00	100.00	-	-	-
PROPEL VENTURE PARTNERS BRAZIL S.L.	SPAIN	PAYMENT ENTITIES	-	99.80	99.80	10	11	(1)
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	-	99.50	99.50	59	87	-
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	144	122	22
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	1	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
PROV-INFI-ARRAHONA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	-	100.00	100.00	2	2	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	50.00	50.00	8	11	4
PUERTO CIUDAD LAS PALMAS, S.A.	SPAIN	REAL ESTATE	-	96.64	96.64	-	(26)	(1)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	3	3	2
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	37	17	2
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	(1)	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	719	706	13
SAGE OG I, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
SAGE OG2, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	4	-
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	-	100.00	5	5	-
SATICEM IMMOBILIARIA SL	SPAIN	REAL ESTATE	100.00	-	100.00	16	16	-
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
SEGUROS BBVA BANCOMER SA DE CV GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	373	177	196
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	9	11	(1)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	5	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	3	2	1
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	15	14	2
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	40	67	(26)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	-	100.00	63	71	(8)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO SA	SPAIN	PENSION FUNDS MANAGEMENT	77.20	-	77.20	-	-	-
SPORT CLUB 18 SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	9	10	(1)
TEXAS LOAN SERVICES LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,089	1,070	19

(*)  Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

 (**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 2020 (Continued)

			% Legal share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	15	15	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	16	15	1
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	26	-
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	-	100.00	623	523	(3)
UPTURN FINANCIAL INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	6	(4)
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	-	60.60	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	1	3	1
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	51.00	51.00	13	19	7

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

 (**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

This Appendix is an integral part of Note 3 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2020

Acquisitions or increases of interest ownership in consolidated subsidiaries

Most significant companies are included, which together represent 99% of the total investment in this group.

			% Legal share of participation			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Assets 31.12.20	Liabilities 31.12.20	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	44.44	44.44	4	19	11	8	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	39.02	-	39.02	64	3,253	3,089	239	(75)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	9	1	8	-
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	-	50.00	50.00	250	753	204	548	-
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC ENTITIES AND INSTITUTIONS	16.67	-	16.67	25	155	6	140	10
DIVARIAN PROPIEDAD, S.A.U.	SPAIN	REAL ESTATE	20.00	-	20.00	567	2,976	143	2,922	(89)
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	1	5	-	7	(2)
METROVACESA SA	SPAIN	REAL ESTATE	9.44	11.41	20.85	285	2,910	652	2,341	(82)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	20.00	-	20.00	14	103	32	69	2
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	40.00	40.00	7	91	72	16	2
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	-	46.14	46.14	11	23	-	20	3
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	ESPAÑA	FINANCIAL SERVICES	28.72	-	28.72	8	45	19	27	(1)
SOLARISBANK AG (2)	GERMANY	BANKING	-	17.59	17.59	39	1,434	1,368	90	(24)
TELEFONICA FACTORING ESPAÑA SA	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	81	67	7	8
TF PERU SAC	PERU	FINANCIAL SERVICES	-	24.30	24.30	1	5	1	3	1
JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITY DEALER	50.00	-	50.00	77	3,122	2,969	143	10
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	-	50.00	50.00	8	16	-	15	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, (1)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	5	58	-
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	17	81	47	30	4
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (1)	MEXICO	REAL ESTATE	-	44.09	44.09	15	158	-	158	-
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	-	42.40	42.40	7	16	-	16	-
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	36	571	499	65	7
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (1)	MEXICO	SERVICES	-	51.00	51.00	5	18	9	8	1

 (*)  In foreign companies the exchange rate of December 31, 2020 is applied.

 (1) Classified as Non-current asset in seld.

(2) The percentage of voting rights owned by the Group entities in this company is 22.22%

This Appendix is an integral part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2020

Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective Date for the Transaction (or Notification Date)
ADQUIRA MEXICO SA DE CV	ACQUISITION	100.00	30-Sep-20
PROPEL VENTURE PARTNERS BRAZIL S.L.	CONSTITUTION	99.80	28-May-20
BBVA GLOBAL SECURITIES, B.V.	CONSTITUTION	100.00	07-Dec-20

(*)Variations of less than 0.1% have not been considered due to immateriality

Changes and notifications of participations in the BBVA Group in 2020 (continued)

Disposals or reduction of interest ownership in consolidated subsidiaries

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
CIDESSA UNO SL	MERGER	-	24-Nov-20
EL ENCINAR METROPOLITANO, S.A.	LIQUIDATION	-	1-Aug-20
DENIZEN GLOBAL FINANCIAL SAU	LIQUIDATION	-	25-Nov-20
FIDEICOMISO N.989 EN THE BANK OF NEW YORK MELLON SA INSTITUCION DE BANCA MULTIPLE FIDUCIARIO (FIDEIC.00989 6 EMISION)	MERGER	-	30-Sep-20
FIDEICOMISO Nº 847 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MERGER	-	30-Jun-20
BBVA CONSULTING ( BEIJING) LIMITED	LIQUIDATION	-	2-Dec-20
EL MILANILLO, S.A.	LIQUIDATION	-	27-Oct-20
F/403035-9 BBVA HORIZONTES RESIDENCIAL	DISPOSAL	-	31-Oct-20
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U. IN LIQUIDATION	LIQUIDATION	-	14-Feb-20
HOLVI DEUTSCHLAND SERVICE GMBH (IN LIQUIDATION)	LIQUIDATION	-	14-Feb-20
ARRAHONA RENT, S.L.U.	LIQUIDATION	-	27-Jul-20
L'EIX IMMOBLES, S.L.	LIQUIDATION	-	27-Jul-20
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	LIQUIDATION	-	28-Jul-20
HABITATGES FINVER, S.L.	LIQUIDATION	-	28-Jul-20
HABITATGES JUVIPRO, S.L.	LIQUIDATION	-	28-Jul-20
CATALUNYACAIXA CAPITAL SA	MERGER	-	21-Sep-20
CLUB GOLF HACIENDA EL ALAMO, S.L.(IN LIQUIDATION)	LIQUIDATION	-	12-Aug-20
GESCAT SINEVA, S.L.	LIQUIDATION	-	29-Jul-20
GESCAT POLSKA SP ZOO	LIQUIDATION	-	12-Feb-20
EXPANSION INTERCOMARCAL SL	LIQUIDATION	-	28-Jul-20
NOIDIRI SL	LIQUIDATION	-	28-Jul-20
CAIXA MANRESA IMMOBILIARIA SOCIAL SL	LIQUIDATION	-	27-Jul-20

(*)Variations of less than 0.1% have not been considered due to immateriality

Changes and notifications of participations in the BBVA Group in 2020 (continued)

Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
ADQUIRA ESPAÑA, S.A.	CAPITAL REDUCTION	44.44	31-Mar-20
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	ACQUISITION	44.09	18-Aug-20
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	CONSTITUTION	50.00	05-May-20
PLAY DIGITAL SA	CONSTITUTION	33.33	27-May-20

(*)Variations of less than 0.1% have not been considered due to immateriality

Changes and notifications of participations in the BBVA Group in 2020 (continued)

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
CAJA DE EMI. CON GAR. DE ANUALIDADES DEBIDA POR EL ESTADO SA	LIQUIDATION	-	13-Oct-20
BATEC MOBILITY, S.L.	DISPOSAL	-	28-Jan-20
CAPIPOTA PRODUCTIONS S.L.	DISPOSAL	-	10-Dec-20
FIDEICOMISO DE ADMINISTRACION REDETRANS	DISPOSAL	-	18-Sep-20
SOCIEDADE ALTITUDE SOFTWARE-SISTEMA E SERVIÇOS SA	DISPOSAL	-	30-Dec-20
SOLARISBANK AG(1)	CAPITAL INCREASE	17.59	30-Sep-20
PLAY DIGITAL SA	DILUTION	13.00	15-Dec-20
NOVA LLAR SANT JOAN, S.A. IN LIQUIDATION	LIQUIDATION	-	03-Apr-20

(*)Variations of less than 0.1% have not been considered due to immateriality

(1)      The percentage of voting rights owned by the Group entities in this company is 22.22%

This Appendix is an integral part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2020

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BBVA BANCO CONTINENTAL SA	BANKING	-	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	-	48.01
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	PENSION FUND MANAGEMENT	75.00	5.00	80.00
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	-	60.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	-	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00
GARANTI BBVA EMEKLILIK AS	SERVICES	-	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. IN LIQUIDATION	IN LIQUIDATION	-	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	-	76.00
JALE PROCAM, S.L. (IN LIQUIDATION)	IN LIQUIDATION	-	50.00	50.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	-	50.00	50.00

This Appendix is an integral part of Note 3 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX V. BBVA Group’s structured entities in 2020. Securitization funds

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2020 (*)
TDA 27 MIXTO, FTA	BBVA, S.A.	Dec-06	275	71
BBVA RMBS 16 FT	BBVA, S.A.	May-16	1,600	1,151
HIPOCAT 9 FTA	BBVA, S.A.	Nov-05	1,016	150
TDA TARRAGONA 1 FTA	BBVA, S.A.	Nov-07	397	85
BBVA RMBS15 FT	BBVA, S.A.	May-15	4,000	2,725
BBVA RMBS 5 FTA	BBVA, S.A.	May-08	5,000	2,043
TDA 22 MIXTO, FTA (UNNIM)	BBVA, S.A.	Dec-04	592	19
HIPOCAT 10 FTA	BBVA, S.A.	Jul-06	1,526	220
BBVA VELA SME 2020-1	BBVA, S.A.	Jun-20	1,245	957
TDA 19 MIXTO, FTA	BBVA, S.A.	Feb-04	600	18
BBVA CONSUMER AUTO 2020-1	BBVA, S.A.	Jun-20	1,100	1,100
BBVA RMBS 10 FTA	BBVA, S.A.	Jun-11	1,600	993
HIPOCAT 8 FTA	BBVA, S.A.	May-05	1,500	196
AYT HIP MIXTO V	BBVA, S.A.	Jul-06	120	26
BBVA RMBS 2 FTA	BBVA, S.A.	Mar-07	5,000	1,485
BBVA RMBS 18 FT	BBVA, S.A.	Nov-17	1,800	1,475
TDA 20 MIXTO, FTA	BBVA, S.A.	Jun-04	100	10
TDA 23 MIXTO, FTA	BBVA, S.A.	Mar-05	860	34
BBVA CONSUMO 9 FT	BBVA, S.A.	Mar-17	1,375	582
BBVA RMBS 14 FTA	BBVA, S.A.	Nov-14	700	406
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	Jun-05	100	13
BBVA RMBS 9 FTA	BBVA, S.A.	Apr-10	1,295	725
BBVA LEASING 2 FT	BBVA, S.A.	Jul-20	2,100	1,941
BBVA EMPRESAS 4 FTA	BBVA, S.A.	Jul-10	1,700	20
TDA 28 MIXTO, FTA	BBVA, S.A.	Jul-07	250	71
HIPOCAT 6 FTA	BBVA, S.A.	Sep-03	850	81
TDA 18 MIXTO, FTA	BBVA, S.A.	Nov-03	91	9
BBVA RMBS 3 FTA	BBVA, S.A.	Jul-07	3,000	1,222
BBVA CONSUMO 10 FT	BBVA, S.A.	Jul-19	2,000	1,945
BBVA LEASING 1 FTA	BBVA, S.A.	Jun-07	2,500	14
BBVA RMBS 11 FTA	BBVA, S.A.	Jun-12	1,400	875
BBVA RMBS 13 FTA	BBVA, S.A.	Jul-14	4,100	2,707
BBVA CONSUMO 8 FT	BBVA, S.A.	Jul-16	700	222
BBVA RMBS 12 FTA	BBVA, S.A.	Dec-13	4,350	2,735
BBVA CONSUMER AUTO 2018-1	BBVA, S.A.	Jun-18	800	557
BBVA RMBS 1 FTA	BBVA, S.A.	Feb-07	2,500	799
BBVA RMBS 19 FT	BBVA, S.A.	Nov-19	2,000	1,852
BBVA-6 FTPYME FTA	BBVA, S.A.	Jun-07	1,500	5
GAT VPO (UNNIM)	BBVA, S.A.	Jun-09	780	48
HIPOCAT 11 FTA	BBVA, S.A.	Mar-07	1,628	237
BBVA RMBS 17 FT	BBVA, S.A.	Nov-16	1,800	1,340
HIPOCAT 7 FTA	BBVA, S.A.	Jun-04	1,400	165

(*) Solvency scope.

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2020, 2019 and 2018

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2020	December 2019	December 2018	Prevailing Interest Rate as of December 31, 2020	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	03-Mar-33
July-08	EUR	100	100	100	6.20%	04-Jul-23
February-14	EUR	-	-	1,500	7.00%	Perpetual
April-14	EUR	-	-	1,494	3.50%	11-Apr-24
February-15	EUR	-	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	1,000	8.88%	Perpetual
February-17	EUR	1,000	1,000	1,000	3.50%	10-Feb-27
February-17	EUR	165	165	165	4.00%	24-Feb-32
May-17	EUR	150	150	150	2.54%	24-May-27
May-17	EUR	500	500	500	5.88%	Perpetual
September-18	EUR	1,000	1,000	990	5.88%	Perpetual
February-19	EUR	750	750	-	2.58%	22-Feb-29
March-19	EUR	1,000	1,000	-	6.00%	Perpetual
January-20	EUR	994	-	-	1.00%	16-Jan-30
July-20	EUR	1,000	-	-	6.00%	Perpetual
Different issues	EUR	330	379	384
Subtotal	EUR	8,113	7,668	8,906
Total issued in Euros	EUR	8,113	7,668	8,906

(*)   The issuances of BBVA Subordinated Capital, S.A.U. are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues (continued)

		Millions of Euros			Prevailing Interest Rate as of December 31, 2020
Issuer entity and issued date	Currency	December 2020	December 2019	December 2018		Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-17	USD	98	107	105	5.70%	31-Mar-32
November-17	USD	815	890	873	6.13%	Perpetual
May-18	USD	243	265	260	5.25%	29-May-33
September-19	USD	815	890	-	6.50%	Perpetual
Subtotal	USD	1,970	2,152	1,238
May-17	CHF	19	18	18	1.60%	24-May-27
Subtotal	CHF	19	18	18
July-20	GBP	334	-	-	3.10%	15-Jul-31
Subtotal	GBP	334	-	-
BBVA GLOBAL FINANCE LTD
December-95	USD	162	177	169	7.00%	01-Dec-25
Subtotal	USD	162	177	169
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
April-10	USD	-	667	874	7.25%	22-Apr-20
March-11	USD	612	667	1,092	6.50%	10-Mar-21
July-12	USD	1,223	1,333	1,311	6.75%	30-Sep-22
November-14	USD	163	178	175	5.35%	12-Nov-29
January-18	USD	815	889	874	5.13%	18-Jan-33
September-19	USD	612	667	-	5.88%	13-Sep-34
Subtotal	USD	3,425	4,401	4,325
BBVA URUGUAY
Different issues	USD	-	2	-
Subtotal	USD	-	2	-
BBVA PARAGUAY S.A. (**)	-	-	-	-	0.00%
November-14	USD	16	18	19	6.75%	05-Nov-21
November-15	USD	20	22	23	6.70%	18-Nov-22
Subtotal	USD	37	40	42
BBVA USA (**)
March-05	USD	-	203	199	5.50%	01-Apr-20
March-06	USD	58	63	62	5.90%	01-Apr-26
April-15	USD	570	623	611	3.88%	10-Apr-25
Subtotal	USD	628	889	872

(*)   The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank.

 (**) The amount of 2020 is recorded under the heading “Liabilities included in disposal groups classified as held for sale”.

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues

		Millions of Euros
Issuer entity and issued date (continued)	Currency	December 2020	December 2019	December 2018	Prevailing Interest Rate as of December 31, 2020	Maturity Date
BBVA COLOMBIA S.A.
September-11	COP	25	29	28	4.45%	19-Sep-21
September-11	COP	37	42	42	4.70%	19-Sep-26
February-13	COP	47	54	53	3.60%	19-Feb-23
February-13	COP	39	45	44	3.89%	19-Feb-28
November-14	COP	21	24	24	4.38%	26-Nov-29
November-14	COP	30	34	43	4.50%	26-Nov-34
Subtotal	COP	200	229	234
April-15	USD	324	333	332	4.88%	21-Apr-25
Subtotal	USD	324	333	332
BBVA BANCO CONTINENTAL S.A.
June-07	PEN	18	22	20	3.47%	18-Jun-32
November-07	PEN	16	19	18	3.56%	19-Nov-32
July-08	PEN	15	17	16	3.06%	08-Jul-23
September-08	PEN	16	18	17	3.09%	09-Sep-23
December-08	PEN	9	11	10	4.19%	15-Dec-33
Subtotal	PEN	74	87	82
May-07	USD	16	18	17	6.00%	14-May-27
February-08	USD	17	18	18	6.47%	28-Feb-28
October-13	USD	37	41	40	6.53%	02-Oct-28
September-14	USD	257	269	252	5.25%	22-Sep-29
Subtotal	USD	327	346	328
GARANTI BBVA AS
May-17	USD	607	664	652	6.13%	24-May-27
Subtotal	USD	607	664	652
October-19	TRY	28	38	-	16.00%	07-Oct-29
February-20	TRY	82	-	-	17.95%	14-Feb-30
Subtotal	TRY	110	38	-
Total issues in other currencies (millions of Euros)		8,217	9,376	8,292

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues (Millions of euros)

	December 2020		December 2019		December 2018
Issuer entity and issued date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA COLOMBIA S.A.
December-93	COP	-	COP	20	COP	19
BBVA International Preferred, S.A.U.
July-07	GBP	35	GBP	37	GBP	35
PHOENIX LOAN HOLDINGS INC.
November-00	USD	17	USD	19	USD	18
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU
August-05	EUR	74	EUR	28	EUR	52
CAIXASABADELL PREFERENTS S.A.
July-06	EUR	85	EUR	56	EUR	56

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2020, 2019 and 2018

December 2020 (Millions of Euros)
	USD	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
Assets
Cash, cash balances at central banks and other demand deposits	16,615	4,847	772	4,130	26,365
Financial assets held for trading	5,114	22,154	359	6,112	33,740
Non- trading financial assets mandatorily at fair value through profit or loss	883	3,369	7	291	4,549
Financial assets at fair value through comprehensive income	7,073	7,723	2,489	8,087	25,373
Financial assets at amortized cost	39,841	53,184	26,810	38,036	157,871
Joint ventures and associates	5	14	-	246	265
Tangible assets	15	1,819	858	852	3,544
Other assets	83,406	2,053	1,191	2,009	88,658
Total	152,953	95,163	32,486	59,764	340,366
Liabilities
Financial liabilities held for trading	4,562	18,489	471	772	24,295
Financial liabilities at amortized cost	67,165	54,429	18,930	43,468	183,993
Other liabilities	78,724	6,662	687	7,393	93,466
Total	150,452	79,580	20,088	51,633	301,753

December 2019 (Millions of Euros)
	USD	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
Assets
Cash, cash balances at central banks and other demand deposits	16,930	4,414	499	5,330	27,173
Financial assets held for trading	5,549	18,543	242	5,257	29,591
Non- trading financial assets mandatorily at fair value through profit or loss	900	3,509	4	116	4,529
Financial assets at fair value through comprehensive income	14,269	6,178	2,748	5,541	28,735
Financial assets at amortized cost	107,865	56,963	29,125	35,906	229,859
Joint-ventures and associates	5	20	-	252	277
Tangible assets	921	2,214	1,050	1,026	5,211
Other assets	1,946	2,147	1,174	5,508	10,775
Total	148,384	93,989	34,842	58,934	336,149
Liabilities
Financial liabilities held for trading	4,063	16,064	170	2,465	22,762
Financial liabilities at amortized cost	136,661	54,733	20,681	36,758	248,834
Other liabilities	5,555	6,757	881	8,172	21,365
Total	146,280	77,555	21,732	47,394	292,961

December 2018 (Millions of Euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,184	6,869	476	5,547	28,076
Financial assets held for trading	3,133	15,500	366	3,614	22,614
Non- trading financial assets mandatorily at fair value through profit or loss	650	2,303	3	58	3,014
Financial assets at fair value through comprehensive income	16,566	4,704	3,031	2,931	27,232
Financial assets at amortized cost	101,366	47,550	28,094	34,075	211,085
Joint-ventures and associates	5	54	-	267	326
Tangible assets	670	1,964	1,007	850	4,490
Other assets	3,444	2,911	1,361	2,879	10,595
Total	141,019	81,856	34,336	50,221	307,433

Liabilities	-	-	-	-	-
Financial liabilities held for trading	2,372	13,626	360	1,507	17,864
Financial liabilities at amortized cost	136,307	48,169	20,878	37,342	242,696
Other liabilities	3,874	6,081	750	7,200	17,904
Total	142,552	67,876	21,987	46,049	278,464

This Appendix is an integral part of Notes 2.2.15 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX VIII.     Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a) Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2020, 2019 and 2018 is as follows:

	DECEMBER 2020 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	67	77	69	62	45	-	15
Other financial corporations and individual entrepreneurs (financial business)	519	10	22	2	2	-	4
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	111.648	5,592	11.343	3,182	1,911	33	3,128
Of which: financing the construction and property (including land)	624	500	1,081	622	370	8	420
Other households (*)	261,097	1,782	86,643	5,992	4,379	27	1,712
Total	373,331	7,460	98,077	9,239	6,337	60	4,859

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	39	36	29	20	14	-	12
Other financial corporations and individual entrepreneurs (financial business)	283	5	11	1	1	-	3
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	67.588	3,470	6.880	1,939	916	21	2,727
Of which: financing the construction and property (including land)	469	216	674	408	197	8	311
Other households (*)	113,013	765	37,063	2,805	1,820	8	1,358
Total	180,923	4,274	43,983	4,765	2,750	30	4,100

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2019 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	73	93	64	64	49	-	11
Other financial corporations and individual entrepreneurs (financial business)	387	8	62	4	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	68,121	5,085	18,283	3,646	1,810	178	3,252
Of which: financing the construction and property (including land)	1.131	400	1,314	688	393	32	428
Other households (*)	173,403	1,510	67,513	5,827	4,414	33	1,519
Total	241,984	6,696	85,922	9,541	6,276	211	4,788

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	45	41	30	21	16	-	7
Other financial corporations and individual entrepreneurs (financial business)	241	6	30	2	1	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	39.380	3,148	11.706	2,466	1,020	50	2,923
Of which: financing the construction and property (including land)	819	321	790	445	210	4	392
Other households (*)	96,429	758	34,463	2,908	2,096	17	1,229
Total	136,095	3,954	46,229	5,396	3,044	67	4,164

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2018 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	75	111	46	64	52	-	15
Other financial corporations and individual entrepreneurs (financial business)	252	13	29.360	5	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44.271	4,483	15,493	4,177	2,200	221	3,148
Of which: financing the construction and property (including land)	734	258	1,627	962	501	12	517
Other households (*)	193.061	1,326	355.466	6,990	5,083	150	1,716
Total	237.659	5,933	400,365	11,236	7,338	371	4,885

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	46	65	12	16	8	-	10
Other financial corporations and individual entrepreneurs (financial business)	133	4	29.320	4	2	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	25.420	2,723	9,922	2,777	1,192	100	2,773
Of which: financing the construction and property (including land)	631	200	1,145	656	254	1	477
Other households (*)	116.916	741	42.403	3,673	2,435	26	1,414
Total	142.515	3,533	81,657	6,470	3,636	126	4,202

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

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2020, 2019 and 2018:

Forbearance operations. Breakdown by segments (Millions of Euros)
	December 2020	December 2019	December 2018
Credit institutions	-	-	-
Central governments	124	147	160
Other financial corporations and individual entrepreneurs (financial activity)	8	6	13
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,645	5,479	5,512
Of which: Financing the construction and property development (including land)	701	660	702
Households	6,062	5,818	6,600
Total carrying amount	11,840	11,450	12,284
Financing classified as non-current assets and disposal groups held for sale	858	42	-

NPL ratio by type of renegotiated loan

The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2020 and December 31, 2019, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2020. NPL ratio renegotiated loan portfolio
Ratio of impaired loans - past due
General governments	40%
Commercial	62%
Of which: Construction and developer	56%
Other consumer	46%
December 2019. NPL ratio renegotiated loan portfolio
Ratio of impaired loans - past due
General governments	39%
Commercial	64%
Of which: Construction and developer	70%
Other consumer	50%

b) Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

December 2020 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,718	372	1,451	390	546	135	714	39
Other financial institutions and individual entrepreneurs	17,662	200	9,596	166	1,585	2,610	5,146	289
Non-financial institutions and individual entrepreneurs	143,693	23,686	4,082	8,294	7,162	4,467	3,200	4,646
Construction and property development	4,379	3,244	82	1,048	1,015	678	263	321
Construction of civil works	6,810	641	279	274	194	97	48	306
Other purposes	132,504	19,801	3,721	6,972	5,953	3,691	2,888	4,019
Large companies	79,595	6,648	1,920	2,561	1,811	1,242	1,012	1,943
SMEs (**) and individual entrepreneurs	52,909	13,154	1,801	4,411	4,142	2,449	1,877	2,076
Rest of households and NPISHs (***)	137,870	92,555	1,836	19,606	24,126	27,130	15,463	8,066
Housing	94,098	90,756	131	18,743	23,719	26,817	13,960	7,648
Consumption	39,442	418	1,521	246	190	139	1,245	118
Other purposes	4,331	1,381	184	617	216	174	257	301
TOTAL	318,943	116,813	16,966	28,456	33,419	34,343	24,522	13,039
MEMORANDUM ITEM:
Forbearance operations (****)	11,840	7,271	74	1,350	1,408	1,587	1,165	1,834

(*)       The amounts included in this table are net of loss allowances.

(**)       Small and medium enterprises.

(***)      Nonprofit institutions serving households.

(****)     Net of provisions.

December 2019 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,257	1,067	10,886	4,914	1,510	1,077	3,651	801
Other financial institutions and individual entrepreneurs	23,114	281	13,699	1,856	219	103	11,688	115
Non-financial institutions and individual entrepreneurs	176,474	26,608	30,313	22,901	10,082	8,478	5,270	10,190
Construction and property development	15,171	4,497	2,114	2,313	1,765	1,476	457	600
Construction of civil works	7,146	756	468	499	248	152	106	219
Other purposes	154,157	21,355	27,731	20,089	8,069	6,850	4,707	9,371
Large companies	104,661	8,665	19,058	12,647	3,620	3,828	2,727	4,901
SMEs (**) and individual entrepreneurs	49,496	12,690	8,673	7,442	4,449	3,022	1,980	4,470
Rest of households and NPISHs (***)	167,117	108,031	5,582	23,057	27,714	32,625	20,529	9,688
Housing	110,178	104,796	2,332	20,831	26,639	31,707	18,701	9,250
Consumption	46,356	507	2,075	450	316	174	1,502	140
Other purposes	10,583	2,728	1,175	1,776	759	744	326	298
TOTAL	395,962	135,987	60,480	52,728	39,525	42,283	41,138	20,794
MEMORANDUM ITEM:
Forbearance operations (****)	11,450	7,396	256	1,547	1,427	1,572	1,247	1,859

(*)       The amounts included in this table are net of loss allowances.

(**)       Small and medium enterprises.

(***)      Nonprofit institutions serving households.

(****)     Net of provisions.

December 2018 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	30,488	1,056	7,750	1,729	1,856	1,119	3,514	588
Other financial institutions and individual entrepreneurs	20,802	233	12,549	1,167	221	93	11,209	92
Non-financial institutions and individual entrepreneurs	173,493	29,001	32,371	25,211	11,121	9,793	5,087	10,160
Construction and property development	14,323	5,226	2,539	1,979	2,556	2,140	486	605
Construction of civil works	7,775	1,082	620	703	285	195	200	319
Other purposes	151,394	22,694	29,212	22,529	8,281	7,459	4,401	9,235
Large companies	97,132	9,912	19,069	13,918	3,979	4,019	2,245	4,820
SMEs (**) and individual entrepreneurs	54,262	12,782	10,143	8,611	4,302	3,440	2,156	4,416
Rest of households and NPISHs (***)	163,068	109,578	5,854	21,974	27,860	33,200	21,490	10,908
Housing	111,007	105,817	2,419	19,981	26,384	32,122	19,345	10,404
Consumption	40,124	522	2,600	489	587	306	1,597	142
Other purposes	11,938	3,239	835	1,505	888	772	547	362
TOTAL	387,850	139,868	58,524	50,082	41,058	44,206	41,300	21,747
MEMORANDUM ITEM:
Forbearance operations (****)	12,284	8,325	523	1,508	1,421	1,769	1,527	2,623

(*)       The amounts included in this table are net of loss allowances.

(**)       Small and medium enterprises.

(***)      Nonprofit institutions serving households.

(****)     Net of provisions.

The information on the main geographic area is as follows:

December 2020 (Millions of Euros) BBVA, S.A.
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	13,621	318	500	75	176	50	511	6
Other financial institutions and individual entrepreneurs	13,650	162	9,301	34	1,418	2,600	5,138	274
Non-financial institutions and individual entrepreneurs	79,490	10,561	1,965	4,479	3,766	1,961	1,001	1,318
Construction and property development	2,007	1,831	18	789	628	290	90	52
Construction of civil works	4,575	586	264	258	189	88	41	274
Other purposes	72,907	8,144	1,682	3,431	2,950	1,583	870	992
Large companies	47,373	2,473	692	1,011	895	530	221	509
SMEs (**) and individual entrepreneurs	25,534	5,671	990	2,421	2,055	1,053	649	484
Rest of households and NPISHs (***)	90,376	74,201	372	16,173	19,714	21,424	10,489	6,773
Housing	75,166	73,087	112	15,859	19,433	21,181	10,260	6,466
Consumption	12,149	88	163	62	71	77	12	29
Other purposes	3,061	1,026	96	252	210	166	217	278
TOTAL	197,137	85,243	12,137	20,761	25,074	26,036	17,139	8,371
MEMORANDUM ITEM:
Forbearance operations (****)	7,818	5,663	40	991	982	1,186	860	1,683

(*)       The amounts included in this table are net of loss allowances.

(**)      Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

December 2020 (Millions of Euros) BBVA Mexico
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	4,668	53	938	315	369	85	203	19
Other financial institutions and individual entrepreneurs	2,480	18	8	7	5	4	2	7
Non-financial institutions and individual entrepreneurs	21,609	5,459	539	2,087	1,492	933	768	718
Construction and property development	850	746	18	152	225	237	98	53
Construction of civil works	103	17	2	10	3	3	1	1
Other purposes	20,657	4,697	519	1,926	1,264	693	669	664
Large companies	11,611	1,469	190	652	425	160	130	292
SMEs (**) and individual entrepreneurs	9,045	3,228	329	1,273	839	533	539	372
Rest of households and NPISHs (***)	21,699	10,364	2	1,096	2,142	4,357	2,546	224
Housing	10,065	10,060	-	792	2,140	4,357	2,546	224
Consumption	11,320	-	2	-	2	-	-	-
Other purposes	313	304	-	304	-	-	-	-
TOTAL	50,456	15,894	1,487	3,505	4,008	5,379	3,519	969
MEMORANDUM ITEM:
Forbearance operations (****)	817	669	-	72	96	244	192	64

(*)       The amounts included in this table are net of loss allowances.

(**)     Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

December 2020 (Millions of Euros) Garanti BBVA
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	176	1	-	-	1	-	-	-
Other financial institutions and individual entrepreneurs	743	18	2	15	1	3	2	-
Non-financial institutions and individual entrepreneurs	21,559	4,162	466	847	1,453	1,140	454	734
Construction and property development	897	334	36	62	113	110	36	49
Construction of civil works	1,810	-	-	-	-	-	-	-
Other purposes	18,852	3,828	429	785	1,340	1,030	417	685
Large companies	10,345	1,447	109	401	375	425	100	254
SMEs (**) and individual entrepreneurs	8,506	2,380	321	384	965	604	317	431
Rest of households and NPISHs (***)	9,895	2,036	24	873	1,034	129	23	1
Housing	2,358	1,987	-	857	1,016	104	9	1
Consumption	7,335	31	24	13	15	21	7	-
Other purposes	202	18	-	4	3	4	7	-
TOTAL	32,372	6,217	492	1,734	2,489	1,271	478	735
MEMORANDUM ITEM:
Forbearance operations (****)	1,911	417	2	121	174	73	23	27

(*)       The amounts included in this table are net of loss allowances.

(**)     Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

December 2020 (Millions of Euros) Other Entities
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,253	-	14	-	-	-	-	14
Other financial institutions and individual entrepreneurs	789	2	285	110	162	3	4	7
Non-financial institutions and individual entrepreneurs	21,036	3,504	1,113	882	451	433	977	1,875
Construction and property development	625	333	10	46	50	41	40	167
Construction of civil works	322	38	12	6	2	6	5	31
Other purposes	20,089	3,133	1,091	830	399	386	932	1,677
Large companies	10,266	1,258	930	497	116	127	560	888
SMEs (**) and individual entrepreneurs	9,823	1,875	161	333	283	259	372	789
Rest of households and NPISHs (***)	15,900	5,954	1,438	1,464	1,236	1,220	2,405	1,068
Housing	6,507	5,622	19	1,235	1,130	1,175	1,145	957
Consumption	8,638	298	1,332	171	102	41	1,227	89
Other purposes	754	33	87	58	3	5	32	23
TOTAL	38,978	9,460	2,851	2,456	1,848	1,657	3,386	2,964
MEMORANDUM ITEM:
Forbearance operations (****)	1,293	522	32	166	156	84	90	60

(*)       The amounts included in this table are net of loss allowances.

(**)     Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

c) Information on the concentration of risk by activity and geographical areas

December 2020 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	142,475	44,287	31,005	39,897	27,286
General governments	125,311	61,944	12,660	37,756	12,951
Central Administration	103,104	46,614	12,324	31,477	12,689
Other	22,207	15,330	336	6,279	262
Other financial institutions	48,434	14,727	11,773	15,640	6,294
Non-financial institutions and individual entrepreneurs	202,708	74,560	23,783	60,245	44,120
Construction and property development	8,182	3,384	202	1,899	2,697
Construction of civil works	10,385	5,275	1,349	1,183	2,578
Other purposes	184,141	65,901	22,232	57,163	38,845
Large companies	125,847	39,272	21,610	37,904	27,061
SMEs and individual entrepreneurs	58,294	26,629	622	19,259	11,784
Other households and NPISHs	138,544	88,633	2,882	36,690	10,339
Housing	94,098	73,383	1,747	16,262	2,706
Consumer	39,442	12,117	719	19,264	7,342
Other purposes	5,004	3,133	416	1,164	291
TOTAL	657,472	284,151	82,103	190,228	100,990

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

December 2019 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	108,728	23,045	40,204	31,717	13,762
General governments	134,915	56,464	9,861	57,174	11,416
Central Administration	96,639	39,573	9,505	36,287	11,274
Other	38,276	16,891	356	20,887	142
Other financial institutions	52,281	13,822	19,763	15,736	2,960
Non-financial institutions and individual entrepreneurs	231,964	70,753	25,932	92,178	43,101
Construction and property development	18,915	3,538	361	11,688	3,328
Construction of civil works	10,607	5,403	1,303	1,431	2,470
Other purposes	202,442	61,812	24,268	79,059	37,303
Large companies	147,573	37,393	23,279	61,838	25,063
SMEs and individual entrepreneurs	54,869	24,419	989	17,221	12,240
Other households and NPISHs	167,379	90,829	3,180	62,098	11,272
Housing	110,178	75,754	725	30,557	3,142
Consumer	46,358	11,954	675	25,897	7,832
Other purposes	10,843	3,121	1,780	5,644	298
TOTAL	695,267	254,913	98,940	258,903	82,511

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

December 2018 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	113,306	35,719	33,355	31,085	13,147
General governments	123,340	53,664	11,061	50,092	8,523
Central Administration	87,610	35,691	10,756	32,735	8,428
Other	35,730	17,973	305	17,357	95
Other financial institutions	48,931	13,776	17,887	15,335	1,933
Non-financial institutions and individual entrepreneurs	226,422	70,523	24,534	87,417	43,948
Construction and property development	17,697	3,497	244	10,113	3,843
Construction of civil works	11,429	5,789	1,535	1,762	2,343
Other purposes	197,296	61,237	22,755	75,542	37,762
Large companies	137,086	36,951	22,083	53,422	24,630
SMEs and individual entrepreneurs	60,210	24,286	672	22,120	13,132
Other households and NPISHs	163,442	91,976	3,383	56,777	11,306
Housing	111,007	78,414	765	28,034	3,794
Consumer	40,123	10,303	629	22,036	7,155
Other purposes	12,312	3,259	1,989	6,707	357
TOTAL	675,441	265,658	90,220	240,706	78,857

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

This Appendix is an integral part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX IX. Additional information on risk concentration

a)      Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2020, 2019 and 2018 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive  income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	December 2020	December 2019	December 2018
Spain	60,916	55,575	52,970
Italy	10,270	7,810	9,249
Turkey	7,578	7,999	7,998
Portugal	1,067	924	529
Germany	342	224	362
France	108	93	122
Netherlands	-	1	9
Romania	459	480	493
Rest of Europe	244	185	248
Subtotal Europe	80,984	73,291	71,981
Mexico	31,237	32,630	26,562
The United States	14,217	19,802	18,645
Colombia	1,466	1,828	2,577
Argentina	1,539	1,557	628
Peru	706	582	750
Venezuela	21	7	1
Rest of countries	5,559	3,726	955
Subtotal rest of countries	54,746	60,131	50,118
Total exposure to financial instruments	135,729	133,421	122,099

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

The table below provides a breakdown of the exposure of the Group’s credit institutions to sovereign risk as of December 31, 2020 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2020 (Millions of Euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	33,689	12,712	419	19	(10)	(1,030)	37	(21)	45,814	41%
Italy	7,612	112	-	-	-	(1,550)	15	(32)	6,155	6%
Portugal	(230)	130	-	-	(53)	211	3	(2)	59	0%
Germany	159	-	-	-	-	295	3	(1)	456	0%
France	(747)	26	-	-	-	773	6	(3)	55	0%
Netherlands	-	-	-	-	-	-	-	-	-	0%
Romania	459	-	-	-	-	-	-	-	459	0%
Rest of European Union	(573)	35	285	1	(5)	197	4	(1)	(57)	0%
Total Exposure to Sovereign Counterparties (European Union)	40,369	13,014	704	20	(68)	(1,105)	67	(59)	52,942	48%
Mexico	19,215	4,671	2,798	3	(148)	(3)	-	-	26,535	24%
The United States	14,133	-	25	2	-	-	42	(42)	14,161	13%
Turkey	7,366	181	-	-	-	-	-	-	7,547	7%
Rest of other countries	6,974	2,161	-	11	-	416	40	(4)	9,597	9%
Total other countries	47,688	7,012	2,823	16	(148)	413	82	(46)	57,840	52%
Total	88,057	20,026	3,527	36	(216)	(693)	149	(104)	110,782	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of European countries of the Group’s insurance companies (€10,917 million as of December 31, 2020) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

This Annex forms an integral part of Note 7.2.8 of the consolidated Annual Accounts for the year 2020.

b)     Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

Lending for real estate development of the loans as of December 31, 2020, 2019 and 2018 is shown below:

December 2020. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,565	650	(281)
Of which: Impaired assets	473	213	(230)
Memorandum item:
Write-offs	2,288
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	162,600
Total consolidated assets (total business) (book value)	736,176
Impairment and provisions for normal exposures	(4,909)

December 2019. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,649	688	(286)
Of which: Impaired assets	567	271	(252)
Memorandum item:
Write-offs	2,265
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	185,893
Total consolidated assets (total business) (book value)	697,737
Impairment and provisions for normal exposures	(4,934)

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	3,183	941	(537)
Of which: Impaired assets	875	440	(463)
Memorandum item:
Write-offs	2,619
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	183,196
Total consolidated assets (total business) (book value)	675,675
Impairment and provisions for normal exposures	(4,938)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	2020	2019	2018
Without secured loan	372	298	324
With secured loan	2,193	2,351	2,859
Terminated buildings	1,307	1,461	1,861
Homes	991	1,088	1,382
Other	316	373	479
Buildings under construction	614	545	432
Homes	430	348	408
Other	184	197	24
Land	272	345	566
Urbanized land	143	240	364
Rest of land	129	105	202
Total	2,565	2,649	3,183

As of December 31, 2020, 2019 and 2018, 51.0%, 55.2% and 58.5%, of loans to developers were guaranteed with buildings (75.8%, 74.5% and 74.3% are homes), and only 10.6%, 13.0%, and 17.8% by land, of which 52.6%, 69.6% and 64.3% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, December 31, 2020, 2019 and 2018:

Financial guarantees given (Millions of Euros)
	2020	2019	2018
Houses purchase loans	58	44	48
Without mortgage	5	5	24

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, December 31, 2020, 2019 and 2018 is as follows:

December 2020. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	74,689	2,841
Without mortgage	1,693	20
With mortgage	72,996	2,821

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
	Gross amount	Of which: impaired loans
Houses purchase loans	80,159	3,852
Without mortgage	1,611	30
With mortgage	78,548	3,822

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2020	15,197	18,891	20,716	10,624	7,568	72,996
Of which: Impaired loans	170	294	426	470	1,461	2,821
Gross amount 2019	15,105	19,453	20,424	11,827	8,480	75,289
Of which: Impaired loans	182	313	506	544	1,376	2,921
Gross amount 2018	14,491	18,822	21,657	13,070	10,508	78,548
Of which: Impaired loans	204	323	507	610	2,178	3,822

Outstanding home mortgage loans as of December 31, 2020, 2019 and 2018 had an average LTV of 46% 47% and 49% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2020
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	913	(486)	(234)	427
Terminated buildings	363	(144)	(60)	219
Homes	212	(75)	(33)	137
Other	151	(69)	(27)	82
Buildings under construction	30	(21)	(10)	9
Homes	29	(20)	(10)	9
Other	1	(1)	-	-
Land	520	(321)	(164)	199
Urbanized land	485	(303)	(150)	182
Rest of land	35	(18)	(14)	17
Real estate assets from mortgage financing for households for the purchase of a home	1,128	(593)	(163)	535
Rest of foreclosed real estate assets	481	(259)	(48)	222
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,310	(450)	(412)	860
Total	3,832	(1,788)	(857)	2,044

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2019
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	1,048	(555)	(266)	493
Terminated buildings	378	(150)	(58)	228
Homes	221	(81)	(33)	140
Other	157	(69)	(25)	88
Buildings under construction	79	(44)	(24)	35
Homes	78	(43)	(24)	35
Other	1	(1)	-	-
Land	591	(361)	(184)	230
Urbanized land	547	(338)	(167)	209
Rest of land	44	(23)	(17)	21
Real estate assets from mortgage financing for households for the purchase of a home	1,192	(612)	(153)	580
Rest of foreclosed real estate assets	451	(233)	(37)	218
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,380	(293)	(255)	1,087
Total	4,071	(1,693)	(711)	2,378

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2018
	Gross value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	2,165	(1,252)	(828)	913
Finished buildings	991	(445)	(274)	546
Homes	588	(245)	(144)	343
Other	403	(200)	(130)	203
Buildings under construction	209	(131)	(96)	78
Homes	194	(117)	(85)	77
Other	15	(14)	(11)	1
Land	965	(676)	(458)	289
Urbanized land	892	(633)	(421)	259
Rest of land	73	(43)	(37)	30
Real estate assets from mortgage financing for households for the purchase of a home	1,797	(932)	(331)	865
Rest of foreclosed real estate assets	348	(192)	(40)	156
Foreclosed equity instruments	1,345	(234)	(234)	1,111
Total	5,655	(2,610)	(1,433)	3,045

Additionally, in December 2018, there was an increase of BBVA, S.A.’s stake in Garanti Yatirim Ortakligi AS through its contribution to the capital increase carried out by the latter entity.

As of December 31, 2020, 2019 and 2018, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €913, €1,048 and €2,165 million, respectively, with an average coverage ratio of 53.2%, 53.0%, and 57.8% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2020, 2019 and 2018, amounted to €1,128, €1,192 and €1,797 million, respectively, with an average coverage ratio of 52.6%, 51.3%, and 51.9%.

As of December 31, 2020, 2019 and 2018, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €2,522, €2,691 and €4,310 million, respectively. The coverage ratio was 53.1%, 52.0% and 55.1%, respectively.

This Appendix is an integral part of Note 7 of the consolidated financial statements for the year ended December 31, 2020.

c)      Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2020, 2019 and 2018 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2020 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	8,419	17,811	2,292	8,350	349	2,162	800	40,183
Equity instruments (*)	2,196	9,627	3,197	925	65	260	420	16,690
Debt securities	56,552	18,932	29,392	5,097	7,466	5,907	6,287	129,632
Central banks	-	-	-	-	-	2,535	100	2,635
General governments	48,765	12,320	26,567	2,412	7,449	2,547	4,641	104,701
Credit institutions	1,680	2,383	1,542	214	14	205	681	6,718
Other financial corporations	5,466	1,804	404	897	2	439	163	9,175
Non-financial corporations	641	2,426	879	1,574	-	180	702	6,402
Loans and advances	168,849	53,038	57,787	8,335	40,373	39,081	9,996	377,459
Central banks	1,301	37	235	204	3,408	1,060	37	6,282
General governments	12,712	328	4,671	-	181	1,401	732	20,026
Credit institutions	644	25,273	2,888	1,477	217	830	3,794	35,122
Other financial corporations	3,742	11,024	2,489	946	1,165	756	723	20,845
Non-financial corporations	55,314	13,078	22,878	5,670	23,963	18,215	4,573	143,691
Households	95,136	3,298	24,626	38	11,439	16,819	137	151,493
Total risk in financial assets	236,016	99,408	92,667	22,706	48,253	47,410	17,503	563,964
Loan commitments given	35,096	32,327	15,748	33,644	7,691	6,530	1,548	132,584
Financial guarantees given	850	3,302	24	714	4,415	1,013	348	10,665
Other commitments given	15,474	8,224	1,618	1,922	3,403	2,883	2,666	36,190
Off-balance sheet exposures	51,419	43,853	17,391	36,280	15,508	10,425	4,563	179,440
	-	-	-	-	-	-	-	-
Total risks in financial instruments	287,436	143,261	110,058	58,986	63,761	57,836	22,065	743,404

(*)          Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2019 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	5,241	16,603	1,328	6,354	189	1,788	729	32,232
Equity instruments (*)	3,745	6,184	3,829	1,311	55	268	247	15,639
Debt securities	48,806	13,283	28,053	17,733	7,934	5,383	4,210	125,403
Central banks	-	-	-	-	-	1,785	70	1,855
General governments	41,510	9,403	25,852	14,465	7,921	2,732	2,846	104,728
Credit institutions	1,237	1,672	658	150	9	263	611	4,600
Other financial corporations	5,643	1,001	317	2,085	3	433	136	9,619
Non-financial corporations	416	1,207	1,226	1,034	1	170	548	4,602
Loans and advances	171,668	52,027	63,505	65,044	45,874	40,787	9,264	448,166
Central banks	14	-	-	-	3,647	684	475	4,820
General governments	14,477	394	6,820	5,342	111	1,536	637	29,316
Credit institutions	6,621	20,544	2,050	648	1,996	1,012	2,112	34,982
Other financial corporations	3,103	13,351	1,611	2,313	1,248	704	752	23,082
Non-financial corporations	50,718	14,215	24,823	34,960	26,099	17,963	5,130	173,907
Households	96,735	3,523	28,201	21,781	12,773	18,888	158	182,059
Total risk in financial assets	229,460	88,097	96,715	90,442	54,052	48,226	14,450	621,440
Loan commitments given	33,146	26,687	17,361	35,185	8,665	8,060	1,819	130,923
Financial guarantees given	3,182	1,605	656	754	3,170	911	705	10,984
Other commitments given	16,204	9,125	1,534	2,075	5,065	2,808	2,397	39,209
Off-balance sheet exposures	52,532	37,417	19,551	38,014	16,900	11,779	4,922	181,116

Total risks in financial instruments	281,992	125,514	116,266	128,456	70,952	60,005	19,372	802,556

(*)         Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2018 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	3,927	15,277	1,473	6,993	161	1,142	549	29,522
Equity instruments (*)	3,228	3,669	2,459	1,139	29	212	207	10,944
Debt securities	43,777	14,908	23,134	16,991	8,048	5,274	1,312	113,445
Central banks	-	-	-	-	-	1,982	71	2,052
General governments	36,553	10,675	20,891	13,276	7,887	2,431	164	91,877
Credit institutions	1,130	1,821	573	74	155	297	463	4,514
Other financial corporations	5,769	1,048	227	2,595	5	432	114	10,190
Non-financial corporations	325	1,364	1,443	1,046	1	132	500	4,812
Loans and advances	177,077	43,034	55,248	62,193	45,285	40,007	7,089	429,933
Central banks	294	112	-	-	3,688	342	1,674	6,110
General governments	16,671	329	5,727	5,369	99	1,923	453	30,572
Credit institutions	5,422	13,600	1,476	696	956	984	639	23,774
Other financial corporations	4,616	10,893	1,303	2,255	766	637	304	20,773
Non-financial corporations	51,942	14,317	22,426	32,480	26,813	18,518	3,852	170,349
Households	98,131	3,783	24,316	21,393	12,963	17,602	168	178,355
Total risk in financial assets	228,009	76,888	82,314	87,316	53,523	46,635	9,157	583,844
Loan commitments given	32,582	21,983	14,503	32,136	7,914	8,590	1,252	118,959
Financial guarantees given	3,242	1,708	1,528	796	6,900	989	1,291	16,454
Other commitments given	15,995	9,229	532	2,118	2,230	2,782	2,213	35,098
Off-balance sheet exposures	51,819	32,920	16,563	35,050	17,043	12,360	4,756	170,511

Total risks in financial instruments	279,828	109,808	98,877	122,366	70,566	58,995	13,913	754,355

(*)         Equity instruments are shown net of valuation adjustment.

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2020, 2019 and 2018 is as follows:

Impaired financial assets by geographic area (Millions of Euros)
	2020	2019	2018
Spain	8,199	8,616	10,025
Rest of Europe	118	175	225
Mexico	1,767	1,478	1,138
South America	1,703	1,769	1,715
The United States	-	632	733
Turkey	2,889	3,289	2,520
Rest of the world	2	2	2
IMPAIRED RISKS	14,678	15,959	16,359

This Appendix is an integral part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2020.

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
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

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments”, are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

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

The sum of the changes to the heading “Other comprehensive income” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

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

Countercyclical Capital Buffer (CCyB)

The countercyclical capital buffer (CCyB) is part of a set of macroprudential instruments, designed to help counter pro-cyclicality in the financial system. Capital should be accumulated when cyclical systemic risk is judged to be increasing, creating buffers that increase the resilience of the banking sector during periods of stress when losses materialize. This will help maintain the supply of credit and dampen the downswing of the financial cycle. The CCyB can also help dampen excessive credit growth during the upswing of the financial cycle

CRR (Capital Requirements Regulation)	Solvency regulation on prudential requirements of credit institutions and investment firms (EU Regulation 575/2013).
Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
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

Exchange/translation differences

Exchange differences (P&L): Includes the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

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

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loan-to-Value ratio (LtV ratio)	The ratio of the amount borrowed to the appraised value or market value of the underlying collateral, usually taken into consideration in relation to loans for real estate financing.
Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
MREL (Minimum Required Elegible Liabilities)

Minimum requirement of own funds and eligible liabilities. New requirement faced by European banks, which aims to create a buffer of solvency that absorbs the losses of a financial entity in the event of resolution without jeopardizing taxpayers' money. The level of this buffer is determined individually for each banking group based on their level of risk and other particular characteristics.

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

Other retributions to employees long term	Includes the amount of compensation plans to employee’s long term.
Own/treasury shares	The amount of own equity instruments held by the entity.
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

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Right of use asset	Asset that represents the lessee’s right to use an underlying asset during the lease term.
Risk-Weighted Assets (RWA’s)	Risk exposure of the entity weighted by a percentage derived from the applicable standard (standardized approach) or internal models
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

Single Resolution Board (SRB)

The Single Resolution Board (SRB) is the new European Banking Union's resolution authority. It is a key element of the Banking Union and its Single Resolution Mechanism. Its mission is to ensure the orderly resolution of failing banks, with as little impact as possible on the real economy and public finances of the participating EU countries and others.

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
Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:

a)      restricted activities.

b)      a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors and passing on risks and rewards associated with the assets of the structured entity to investors.

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

Tangible book value

Tangible Book Value represents the tangible equity's value for the shareholders as it does not include the intangible assets and the minority interests (non-controlling interests).

It is calculated by discounting intangible assets, that is, goodwill and the rest of consolidated intangibles recorded under the public balance sheet (goodwill and intangible assets of companies accounted for by the equity method or companies classified as non-current assets for sale are not subtracted). It is also shown as ex-dividends

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