Form 20-F
period 2021-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2022-03-04
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Rafael Salinas Martínez de Lecea
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
The number of outstanding shares of each class of stock of the Registrant as of December 31, 2021, was:
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
Yes [ ]    No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“BBVA USA” means BBVA USA Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined herein).
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 3. Key Information—Risk Factors”;
•“Item 4. Information on the Company”;
•“Item 5. Operating and Financial Review and Prospects”; and
•“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•the impact of the coronavirus (COVID-19) pandemic and the measures adopted by governments and the private sector in connection therewith on our business and the economy, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability and sovereign ratings, particularly Spain’s, among other factors;
•political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and the other geographies in which we operate, which may be adversely affected by increased geopolitical or trade tensions, including the armed conflict in Ukraine, among other factors;
•our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital, liquidity and provision requirements and taxation;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation and, in particular, as of the date of this Annual Report, the depreciation of the currencies of the non-euro geographies in which we operate, increased inflation, interest rate cuts in Turkey (which may affect our margins) and interest rate increases in other geographies (which may impact default rates);
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, interest rate caps, fee caps and tax policies;
•the success of our acquisitions, divestitures (including the USA Sale (as defined herein)), mergers, joint ventures and strategic alliances, and our ability to complete our announced voluntary takeover bid addressed to the holders of the remaining 50.15% of the share capital of Garanti BBVA (as defined herein) and the impact of our increased investment in Garanti BBVA if such transaction is completed;
•adjustments in the real estate markets in the geographies in which we operate, in particular in Spain, Mexico and Turkey;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;

•our ability to hedge certain risks economically;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;
•our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and
•force majeure and other events beyond our control.
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

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB for the years ended December 31, 2021, 2020 and 2019. The Consolidated Financial Statements included in this Annual Report have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to our Consolidated Financial Statements.
The financial information as of and for the years ended December 31, 2020 and 2019 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of the changes and adjustments referred to below.
Changes in Accounting Policies
New definition of default
Historically, the definition of credit impaired asset under IFRS 9 used by the Group has been substantially consistent with the definition of default for internal credit risk management, which is the definition used for regulatory purposes. In 2021, the Group updated its definition of default for internal credit risk management purposes to conform to that set forth in the European Banking Authority (“EBA”) Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). As a result thereof, the Group has deemed it appropriate to update the definition of credit impaired asset (Stage 3), considering it a change in accounting estimate, so that such definition continues to be substantially consistent with the definition of default used for internal credit risk management.
The Group estimates that the update in the definition of credit impaired asset (Stage 3) led to an increase of €1,262 million in impaired financial assets as of December 31, 2021. The impact of this change on expected credit losses is not considered to be significant, since most of the affected transactions were previously classified within Stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the transactions. For a discussion of applicable accounting standards related to loss allowances on financial assets and the method for calculating expected credit loss, see Note 2.2.1 to our Consolidated Financial Statements. See also “Item 4. Information on the Company—ASSETS—Selected Statistical Information—Impaired loans” and “Item 5. Operating and Financial Review and Prospects—Operating Results”.
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
This amendment was effective from June 1, 2020 and was endorsed by the European Union. The amendment, which was applied by the Group, had no significant impact on the Consolidated Financial Statements of the Group.
Hyperinflationary economies
Considering the interpretation issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, in 2020 the Group made an accounting policy change such that for all periods presented, the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros are included in the line item “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheets.

IFRS 9 – Collection of interest on impaired financial assets
As a consequence of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9, such collections are presented as reductions in credit-related write-offs in our consolidated income statements.
(Reverse) Repurchase Agreements Recognition
In 2021, certain repurchase agreements and reverse repurchase agreements are presented on a net basis in the consolidated balance sheet by offsetting certain financial assets (reverse repurchase agreements) with certain financial liabilities (repurchase agreements). In order to make the information as of December 31, 2020 and 2019 comparable with the information as of December 31, 2021, the information as of December 31, 2020 and 2019 was adjusted by reducing “Total assets” and “Total liabilities” by €2,379 million and €2,266 million as of such dates, respectively.
Sale of BBVA USA Bancshares, Inc.
On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owned 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business, to The PNC Financial Services Group, Inc. (the “USA Sale”).
The consideration received in cash by BBVA as a consequence of the USA Sale amounted to approximately $11,500 million (the price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (at an exchange rate of $1.20 per euro).
The accounting for both the results generated by BBVA USA Bancshares, Inc. since entering into the transaction on November 15, 2020 and the gain on sale at closing of the transaction has resulted in a cumulative profit net of taxes of €582 million, which has been recorded under the heading “Profit / (loss) from discontinued operations, net” in the relevant income statements, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (“fully loaded”) ratio of approximately 294 basis points.
As a result of the signing of the USA Sale agreement in November 2020, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of December 31, 2020. In addition, the profit (loss) of these companies was recognized under “Profit / (loss) from discontinued operations, net” in the consolidated income statement for the year ended December 31, 2021 (with respect to the first five months of 2021, until completion of the USA Sale) and for the years ended December 31, 2020 and 2019 (for comparative purposes, in accordance with IFRS 5). See Note 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.
Changes in Operating Segments
During the first quarter of 2021, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”), mainly as a consequence of the elimination of the United States operating segment as a result of the USA Sale, which was completed on June 1, 2021 (see “―Sale of BBVA USA Bancshares, Inc.” above). In addition, we created a new segment called “Rest of Business” which includes the business previously included in our “Rest of Eurasia” segment (which was eliminated) and the BBVA Group’s remaining business in the United States (which was excluded from the scope of the USA Sale), except for the Group’s stake in the venture capital fund Propel Venture Partners (as defined herein), which was reallocated to our Corporate Center. For additional information on our current segments, see “Item 4. Information on the Company―Business Overview―Operating Segments” and Note 6 to the Consolidated Financial Statements. In order to make the information as of and for the years ended December 31, 2020 and 2019 comparable with the information as of and for the year ended December 31, 2021, as required by IFRS 8 “Information by business segments”, figures as of and for the years ended December 31, 2020 and 2019 were recast in conformity with the new operating segment reporting structure.

“Total equity” of the operating segments as of December 31, 2020 and 2019 includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of, as had previously been used, economic capital.
Following the publication of our consolidated financial statements for the year ended December 31, 2020, certain balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of and for the years ended December 31, 2020 and 2019 comparable with the information as of and for the year ended December 31, 2021, segment balances as of and for the years ended December 31, 2020 and 2019 have been revised in conformity with these intra-group reallocations.
Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices. The cost of the process, which is considered a strategic decision, amounted to a €994 million expense before taxes for the year ended December 31, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which has been recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Provisions or reversal of provisions and other results” of the Corporate Center. See Note 24 to our Consolidated Financial Statements. As of December 31, 2021, 2,888 employees had agreed to separate from Banco Bilbao Vizcaya Argentaria, S.A., and it is anticipated that additional separations will take place until the expected completion date of March 31, 2022.
Trading Derivatives Recognition
In 2020, certain balance sheet presentation modifications related to certain cross currency swap transactions were reflected in our balance sheets as of December 31, 2020 and 2019.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this annual report may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
See “Item 4. Information on the Company—Selected Statistical Information” for information on how the information for BBVA USA has been treated for purposes of calculating the selected statistical information contained herein.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Director and Senior Management
Not Applicable.
B. Advisers
Not Applicable.
C. Auditors
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3. KEY INFORMATION
A. Selected Consolidated Financial Data
The historical financial information set forth below for the years ended December 31, 2021, 2020 and 2019 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of such financial information, see “Presentation of Financial Information”.

	Year Ended December 31,
	2021	2020	2019
	(In Millions of Euros, Except Per Share/ADS Data (in Euros))
Consolidated Statement of Income Data
Interest and other income	23,015	22,389	27,762
Interest expense	(8,329)	(7,797)	(11,972)
Net interest income	14,686	14,592	15,789
Fee and commission income	6,997	5,980	6,786
Fee and commission expense	(2,232)	(1,857)	(2,284)
Net gains (losses) on financial assets and liabilities (1)	1,027	1,187	705
Other operating income	661	492	639
Other operating expense	(2,041)	(1,662)	(1,943)
Income on insurance and reinsurance contracts	2,593	2,497	2,890
Expense on insurance and reinsurance contracts	(1,685)	(1,520)	(1,751)
Gross income	21,066	20,166	21,522
Administration costs	(8,296)	(7,799)	(8,769)
Depreciation and amortization	(1,234)	(1,288)	(1,386)
Provisions or reversal of provisions	(1,018)	(746)	(614)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,034)	(5,179)	(3,552)
Net operating income	7,484	5,153	7,202
Impairment or reversal of impairment of investments in joint ventures and associates	—	(190)	(46)
Impairment or reversal of impairment on non-financial assets	(221)	(153)	(128)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(40)	444	23
Operating profit / (loss) before tax	7,247	5,248	7,046
Tax (expense) or income related to profit or loss from continuing operations	(1,909)	(1,459)	(1,943)
Profit / (loss) from continuing operations	5,338	3,789	5,103
Profit / (loss) from discontinued operations, net	280	(1,729)	(758)
Profit	5,618	2,060	4,345
Profit / (loss) attributable to parent company	4,653	1,305	3,512
Profit attributable to non-controlling interests	965	756	833
Per share / ADS (2) Data
Earnings per share (In Euros) (3)	0.67	0.14	0.47
Diluted earnings (losses) per share from continuing operations (3)	0.63	0.40	0.58
Basic earnings (losses) per share from continuing operations (3)	0.63	0.40	0.58
Dividends declared (In Euros)	0.080	0.160	0.260
Dividends declared (In U.S. dollars)	0.091	0.196	0.292
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580	6,667,886,580
(1)Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(3)Considering the remuneration in the year related to contingent convertible securities, recognized in equity. Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period, excluding the weighted average number of treasury shares during the year, and excluding, with respect to 2021, the estimated number of shares (255 million shares) to be acquired by, or on behalf of, BBVA as of December 31, 2021 under the first tranche of its stock buyback program, as approved by the Board of Directors in October 2021 (amounting to €1,500 million). See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases” and Note 4 to the Consolidated Financial Statements for additional information on BBVA’s stock buyback program.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	662,885	733,797	695,471
Common stock	3,267	3,267	3,267
Financial assets at amortized cost	372,676	367,668	439,162
Financial liabilities at amortized cost - Customer deposits	349,761	342,661	384,219
Debt certificates	59,159	66,311	68,619
Non-controlling interest	4,853	5,471	6,201
Total equity (net assets)	48,760	50,020	54,925
Consolidated ratios
Net interest margin (1)	2.16%	2.01%	2.29%
Return on average total assets (2)	0.9%	0.5%	0.8%
Return on average shareholders’ funds (3)	11.4%	6.1%	8.7%
Equity to assets ratio (4)	7.4%	6.8%	7.9%
Credit quality data
Allowance for credit losses (5)	(11,142)	(12,141)	(12,427)
Allowance for credit losses as a percentage of financial assets at amortized cost	2.99%	3.30%	2.83%
Non-performing asset ratio (NPA ratio) (6) (7)	4.09%	4.11%	3.79%
Impaired loans and advances to customers	14,657	14,672	15,954
Impaired loan commitments and guarantees to customers (7)	786	767	731
	15,443	15,439	16,685
Loans and advances to customers at amortized cost (8)	330,055	323,252	394,763
Loan commitments and guarantees to customers	47,828	52,204	45,952
	377,883	375,456	440,715
(1)Represents net interest income as a percentage of average total assets.
(2)Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the year ended December 31, 2021, both the results generated by BBVA USA Bancshares, Inc. until the closing of the transaction and the gain on sale at closing of the transaction have been excluded from profit. In order to calculate “Return on average total assets” for the year ended December 31, 2020, the net capital gain from the bancassurance transaction with Allianz (€304 million), the results generated by BBVA USA Bancshares, Inc. during 2020 and the goodwill impairment in the United States cash-generating unit (CGU) (€2,084 million) have been excluded from profit. In order to calculate “Return on average total assets” for the year ended December 31, 2019, the results generated by BBVA USA Bancshares, Inc. during 2019 and the goodwill impairment in the United States CGU (€1,318 million) have been excluded from profit. If such exclusions had not been made, “Return on average total assets” for the years ended December 31, 2021, 2020 and 2019 amounted to 0.8%, 0.3% and 0.6%, respectively. For additional information on the USA Sale, see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc”. For additional information on the bancassurance transaction with Allianz, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2020—Agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.”. For additional information on the goodwill impairment in the United States CGU, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill in consolidation”.
(3)Represents profit for the year as a percentage of average shareholders’ funds for the year. In order to calculate “Return on average shareholders’ funds” for the year ended December 31, 2021, both the results generated by BBVA USA Bancshares, Inc. until the closing of the transaction and the gain on sale at closing of the transaction have been excluded from profit. In order to calculate “Return on average shareholders’ funds” for the year ended December 31, 2020, the net capital gain from the bancassurance transaction with Allianz (€304 million), the results generated by BBVA USA Bancshares, Inc. during 2020 and the goodwill impairment in the United States CGU (€2,084 million) have been excluded from profit. In order to calculate “Return on average shareholders’ funds” for the year ended December 31, 2019, the results generated by BBVA USA Bancshares, Inc. during 2019 and the goodwill impairment in the United States CGU (€1,318 million) have been excluded from profit. If such exclusions had not been made, “Return on average shareholders’ funds” for the years ended December 31, 2021, 2020 and 2019 amounted to 10.4%, 2.9% and 7.2%, respectively.
(4)Represents average total equity (net assets) over average total assets.
(5)Represents loss allowance on loans and advances at amortized cost.
(6)Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.
(7)We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would be lower for the periods covered, amounting to 3.88%, 3.91% and 3.62% as of December 31, 2021, 2020 and 2019, respectively.
(8)Includes impaired loans and advances.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
MACROECONOMIC AND GEOPOLITICAL RISKS AND COVID-19 CONSEQUENCES

The COVID-19 pandemic is adversely affecting the Group

The COVID-19 (coronavirus) pandemic has affected, and is expected to continue to adversely affect, the world economy and economic activity and conditions in the countries in which the Group operates. Despite increasing rates of vaccination, new waves of contagion continue to be a source of concern and the emergence of new strains remains a risk. Among other challenges, these countries are experiencing very high unemployment levels, weak activity, supply disruptions and increasing inflationary pressures, while public debt has increased significantly due to support and spending measures implemented by government authorities. Furthermore, there has been an increase in loan losses from both companies and individuals, which has so far been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantees and direct aid measures. In addition, volatility in the financial markets may continue, affecting exchange rates and the value of assets and investments, all of which (in addition to other factors referred to below) has adversely affected the Group’s capital base and results as of December 31, 2021 and 2020 and for the years then ended, respectively (see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”).

With the outbreak of COVID-19, the Group experienced a decline in its activity. For example, the granting of new loans to individuals decreased during lockdowns. In addition, in several countries, including Spain, the Group closed a significant number of its branches and reduced the opening hours of working with the public, with central services teams having to work remotely. While these measures were progressively reversed in most regions, additional restrictions on mobility could be adopted that affect the Group’s operations. Furthermore, the Group has been and may continue to be affected by the measures or recommendations adopted by regulatory authorities in the banking sector such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, deferrals of loan payments and the granting of lending to companies and self-employed persons backed by public guarantees. The adoption of further measures or the modification or termination of those already in place, as well as any changes in the financial asset purchase programs of the European Central Bank (“ECB”) or their withdrawal could materially and adversely affect the Group.

The COVID-19 pandemic may also adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the greater demand and/or reduced availability of certain resources, compounded by ongoing supply bottlenecks, could in some cases make it more difficult for the Group to maintain the required service levels. In addition, the increase in remote working has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

Further, despite the progressive lessening of restrictions since 2020 and the increasing resumption of activities, the Group continues to face various risks, such as an increased risk of volatility in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, an increase in non-performing loans (“NPLs”) and risk-weighted assets (“RWAs”) and an increase in the Group’s cost of financing and a reduction in its access to financing (especially in an environment where credit ratings are affected).

The COVID-19 pandemic has also exacerbated and may continue to exacerbate other risks disclosed in this section, including but not limited to risks associated with the credit quality of the Group’s borrowers and counterparties or collateral, any withdrawal of ECB funding (of which the Group has made and continues to make significant use), the Group’s exposure to sovereign debt and rating downgrades, the Group’s ability to comply with its regulatory requirements, including MREL (as defined herein) and other capital requirements, and the deterioration of economic conditions or changes in the institutional environment.

The final magnitude of the impact of the COVID-19 pandemic on the Group’s business, financial condition and results of operations, which has been and is expected to be significant, will depend on future and uncertain events, including the intensity and persistence over time of the consequences arising from the COVID-19 pandemic in the different geographies in which the Group operates.

A deterioration in economic conditions or the institutional environment in the countries where the Group operates could have a material adverse effect on the Group

The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates and, especially, Spain, Mexico and Turkey, which represented 62.4%, 17.8% and 8.5% of the Group’s assets as of December 31, 2021, respectively (55.6%, 15.0% and 8.1% as of December 31, 2020, respectively and 52.9%, 15.6% and 9.2% as of December 31, 2019, respectively). Furthermore, the Group will increase its shareholding stake in Garanti BBVA (Turkey) if the announced voluntary takeover bid for the shares of such company not already owned by BBVA is completed (the magnitude of such increase will depend on the final take up of the takeover bid). Additionally, the Group is exposed to sovereign debt, particularly sovereign debt related to these countries. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Operating Environment” for summarized information on some of the challenges that these countries are currently facing and that could significantly affect the Group.

The Group faces, among others, the following general risks with respect to the economic and institutional environment in which it operates: a deterioration in economic activity in the countries in which it operates; more persistent inflationary pressures, which could trigger a tightening of monetary conditions; stagflation due to more intense or more protracted supply shocks; variations in exchange rates and/or interest rates; an unfavorable evolution of the real estate market, to which the Group remains significantly exposed; changes in the institutional environment in the countries in which the Group operates that could lead to sudden and sharp falls in GDP and/or regulatory or governmental policy changes, including with respect to exchange controls and restrictions on dividends; growing public or external deficits that could lead to downgrades in sovereign debt credit ratings and even a possible default or restructuring of such debt; and episodes of volatility in markets, which could lead the Group to register significant losses. Moreover, emerging economies (to which the Group is significantly exposed, particularly in respect of Mexico and Turkey) could be particularly vulnerable to external factors, such as changes in the financial risk appetite or a sharp deceleration of global activity.

Furthermore, economic deterioration typically results in a decrease in the price of real estate assets. The Group is exposed to the real estate market, mainly in Spain and, to a lesser extent, Mexico and Turkey, due to the fact that many of its loans are secured by real estate assets and due to the significant volume of real estate assets that it maintains on its balance sheet. As of December 31, 2021, the Group’s exposure to the construction and real estate sectors (excluding the mortgage portfolio) in Spain was equivalent to €9,504 million, of which €2,123 million corresponded to loans for construction and development activities in Spain (representing 1.3% of the Group’s loans and advances to customers in Spain (excluding the public sector) and 0.3% of the Group’s consolidated assets). The total real estate exposure (excluding the mortgage portfolio), including developer credit, foreclosed assets and other assets, reflected a coverage ratio of 54% in Spain as of December 31, 2021. A fall in the price of real estate assets in Spain (or, to a lesser extent, Mexico or Turkey) would reduce the value of any real estate securing loans granted by the Group and, therefore, in the event of default, the amount of the expected losses related to such loans would increase. In addition, it could also have a significant adverse effect on the default rates of the Group’s residential mortgage portfolio, the balance of which, as of December 31, 2021, was €91,324 million at a global level (as of December 31, 2020 and 2019, €91,428 million and €110,534 million, respectively).

Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the Group

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic, which led to a fall in GDP in 2020 in many of the countries where the Group operates, BBVA could experience negative impacts to its businesses, financial condition and results of operations as a result of geopolitical and other challenges and uncertainties globally. Currently, the world economy is facing several exceptional challenges. Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, could lead to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The EU, UK, U.S. and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and, while the Group’s direct exposure to Ukraine and Russia is limited, they could significantly and adversely affect the Group’s business, financial condition and results of operations. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the rise of populism and tensions in the Middle East. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.

BUSINESS RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality, which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet

The total maximum credit risk exposure of the Group as of December 31, 2021 was €753,730 million (€747,145 million and €807,520 million as of December 31, 2020 and 2019, respectively). The Group has exposures to many different products and counterparties and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s counterparties (including borrowers) or in their behavior or businesses, or any adverse changes in the collateral they may have provided, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, reduced consumer, corporate or government spending, changes in the rating of contractual counterparties, their debt levels and the environment in which they operate, increased unemployment, reduced asset values, increased retail or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, litigation and legal and regulatory developments.

In recent years, our NPL ratio (as defined in the Glossary of our Consolidated Financial Statements) (4.1%, 4.2% and 4.2% as of December 31, 2021, 2020 and 2019, respectively) has benefited from the low interest rate environment, which has led to increased recoveries and repayments. If as currently expected interest rates increase, this will likely lead to a deterioration of our NPL ratio and an increase in the Group’s RWAs. See “—The Group’s business is particularly vulnerable to interest rates and the Group is exposed to risks related to the transition to alternative reference rates”.

The impact of an increase in default rates on the Group will depend on its magnitude, timing and pace, but is likely to be significant. Furthermore, it is possible that the Group has incorrectly assessed the creditworthiness or willingness to pay of its counterparties, that it has underestimated the credit risks and potential losses inherent in its credit exposure and that it has made insufficient provisions for such risks in a timely manner. The processes involved in making such assessments, which have a crucial impact on the Group’s results and financial condition, require difficult, subjective and complex calculations, including forecasts of the impact that macroeconomic conditions could have on these counterparties. In particular, the processes followed by the Group to estimate losses derived from its exposure to credit risk may prove to be inadequate or insufficient in the current environment of economic uncertainty, which could affect the adequacy of the provisions for insolvencies provided by the Group. An increase in non-performing or low-quality loans could significantly and adversely affect the Group’s business, financial condition and results of operations.

The Group’s business is particularly vulnerable to interest rates and the Group is exposed to risks related to the transition to alternative reference rates

The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. It is possible that changes in market interest rates affect the Group’s interest-earning assets differently from the Group’s interest-bearing liabilities. This, in turn, may lead to a reduction in the Group’s net interest margin, which could have a significant adverse effect on its results. Moreover, changes in interest rates may affect the Group’s credit risk exposure (see “—The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality, which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet”).

Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector, domestic and international economic and political conditions and other factors. In this sense, the COVID-19 pandemic triggered a process of cuts in reference interest rates, which is currently starting to be reversed in order to combat inflation. However, interest rate increases are being implemented at a different pace across regions and it is possible that such increases could be delayed or reversed (as the case may be) in the event of the appearance of new COVID-19 strains that restrict growth or otherwise. Increases in interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and leading to an increase in the default rate of its counterparties. In contrast, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of the Group’s interest-earning assets, and the Group’s net interest margin may decrease as assets that are not subject to interest rate floors reprice, any of which could have a material adverse effect on the Group.

Moreover, the transition away from and discontinuation of IBORs could have an adverse effect on the Group. While significant progress has been made in global financial markets in the transition to alternative reference rates (“ARRs”), the transition of USD LIBOR settings is still pending (other than one-week and two-month USD LIBOR settings, which transitioned as of January 1, 2022). ARRs have compositions and characteristics that differ from the benchmarks they replace, in some cases have limited history and may demonstrate less predictable performance over time than the benchmarks they replace. These changes may adversely affect the yield on loans or securities held by the Group, amounts paid on securities the Group has issued, amounts received and paid on derivatives the Group has entered into, the value of such loans, securities or derivative instruments, the trading market for such products and contracts, and the Group’s ability to effectively use hedging instruments to manage risk. Further, certain impacted clients, counterparties and other market participants may refuse, delay or lack operational readiness to transition to ARRs, or such transition may otherwise adversely affect them, which may adversely affect the Group’s exposure to them. Moreover, market and client adoption of ARRs may vary across or within categories of contracts, products and services, resulting in market fragmentation, decreased trading volumes and liquidity, increased complexity and modeling and operational risks. In addition, litigation, disputes or other action may occur as a result of the transitioning of contracts.

As a result of the above, the evolution of interest rates and the transition to ARRs could have a material adverse effect on the Group’s business, financial condition or results of operations.

The Group faces increasing competition

The markets in which the Group operates are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models. Although the Group is making efforts to anticipate these changes, investing in its digital transformation, its competitive position is affected by the fact that non-bank operators are less heavily regulated than banks such as BBVA. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory framework.

Moreover, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could adversely affect BBVA’s competitive position. Furthermore, such adoption could require substantial investment to modify or adapt existing products and services as the Group continues to increase its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Group’s investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could result in the Group having to accelerate the reconfiguration and transformation of the Group’s commercial network, including the closure, restructuring or sale of branches and reductions in the number of employees, which may result in significant expenses. Failure to successfully maintain BBVA’s competitive position or effectively implement changes in its business efficiently or on a timely basis could have a material adverse impact on the Group’s business, financial condition or results of operations.

The Group faces risks related to its acquisitions and divestitures

The Group has both acquired and sold various companies and businesses over the past few years. On June 1, 2021, the Group announced the closing of the USA Sale. Other recent transactions include the sale of BBVA Paraguay, BBVA Chile and the sale of a majority stake in Divarian Propiedad S.A., a real estate business company. Further, on November 15, 2021, BBVA announced its decision to launch a voluntary takeover bid for the shares of Garanti BBVA not already owned by BBVA. The voluntary takeover bid is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures” and “—Capital Expenditures”.

The Group may not complete any ongoing or future transactions (including the voluntary takeover bid for the shares of Garanti BBVA) in a timely manner, on a cost-effective basis or at all and, if completed, they may not obtain the expected results. In addition, if completed, the Group’s results of operations could be adversely affected by divestiture or acquisition-related charges and contingencies. The Group may be subject to litigation in connection with, or as a result of, divestitures or acquisitions, including claims from terminated employees, customers or third parties. In the case of an acquisition, the Group may be liable for potential or existing litigation and claims related to an acquired business, including because either the Group is not indemnified for such claims or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of similar or other matters, including claims against the divested entity or business.

In the case of an acquisition, even though the Group reviews the companies it plans to acquire, it is often not possible for these reviews to be complete in all respects and there may be risks associated with unforeseen events or liabilities relating to the acquired assets or businesses that may not have been revealed or properly assessed during the due diligence processes, resulting in the Group assuming unforeseen liabilities or an acquisition not performing as expected. In addition, acquisitions are inherently risky because of the difficulties that may arise in integrating people, operations and technologies. There can be no assurance that any of the businesses the Group acquires can be successfully integrated or that they will perform well once integrated.

Acquisitions may also lead to potential write-downs that adversely affect the Group’s results of operations. Any of the foregoing may cause the Group to incur significant unexpected expenses, may divert significant resources and management attention from the Group’s other business concerns, or may otherwise have a material adverse impact on the Group’s business, financial condition and results of operations.

The Group faces risks derived from its international geographic diversification and its significant presence in emerging economies

The Group is made up of commercial banks, insurance companies and other financial services companies in various countries and its performance as a global business depends on its ability to manage its different businesses under various economic, social, political, legal and regulatory conditions (including, among others, different supervisory regimes and different tax and legal regimes related to the repatriation of funds or the nationalization or expropriation of assets). In addition, the Group’s international operations may expose it to risks and challenges to which its local competitors may not be exposed, such as currency risk, the difficulty in managing or supervising a local entity from abroad, political risks (which could affect only foreign investors) or limitations on the distribution of dividends, thus worsening its position compared to that of local competitors.

There can be no guarantee that the Group will be successful in developing and implementing policies and strategies in all of the countries in which it operates, some of which have experienced significant economic, political and social volatility in recent decades. In particular, the Group has significant operations in several emerging economies, such as Mexico and Turkey, and is therefore vulnerable to the deterioration of these economies. Furthermore, the Group will increase its shareholding stake in Garanti BBVA (Turkey) if the announced voluntary takeover bid for the shares of such company not already owned by BBVA is completed (the magnitude of such increase will depend on the final take up of the takeover bid). Emerging markets are generally affected by the conditions of other commercially or financially related markets and by the evolution of global financial markets in general (they may be affected, for example, by the evolution of interest rates in the United States and the exchange rate of the U.S. dollar), as well as, in some cases, by fluctuations in the prices of commodities. The perception that the risks associated with investing in emerging economies have increased, in general, or in emerging markets where the Group operates, in particular, could reduce capital flows to those economies and adversely affect such economies and therefore the Group. Moreover, emerging economies are more prone to experience significant changes in inflation and foreign exchange rates, which may have a material impact on the Group’s results of operations, assets (including risk-weighted assets) and liabilities. In Turkey, for example, inflation was 36.1% in December 2021 and the Turkish lira depreciated 40.2% against the euro as of December 31, 2021 compared to December 31, 2020.

The Group’s operations in emerging economies are also exposed to heightened political risks, such as changes in governmental policies, expropriation, nationalization, interest rate limits, exchange controls, government restrictions on dividends and/or fees and adverse tax policies. For example, the repatriation of dividends from BBVA’s subsidiaries in Venezuela, Argentina and Turkey is subject to certain restrictions and there is no assurance that further restrictions will not be imposed. In addition, the Turkish Central Bank’s repeated interest rate cuts in the midst of rising inflation and continued currency depreciation has affected and may continue to affect the Group’s results. Further, the Group may be affected by restrictions applicable to the fees and commissions that may be charged to customers, as is currently the case in Turkey.

If the Group failed to adopt effective and timely policies and strategies in response to the risks and challenges it faces in each of the regions where it operates, particularly in emerging economies, the Group’s business, financial condition and results of operations could be materially and adversely affected.

Since the Group’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition

The Group has historically carried out its lending activity mainly in Spain, which continues to be its primary business area. As of December 31, 2021, total risk in financial assets in Spain (calculated as set forth in Appendix IX (Additional information on risk concentration) of the Consolidated Financial Statements) amounted to €229,013 million, equivalent to 40% of the Group’s total risk in financial assets. The Group’s gross exposure of loans and advances to customers in Spain totaled €201,405 million as of December 31, 2021, representing 61% of the Group’s total amount of loans and advances to customers. The COVID-19 pandemic has had a significant impact on the Spanish economy and the sovereign fiscal position. Spanish GDP contracted 10.8% in 2020, as the pandemic and the measures adopted to slow its spread brought about a sharp reduction in economic activity in the first half of the year, which was among the most severe within the Eurozone. The sharp decline in economic activity in 2020 and measures adopted to support the economy have given rise to concerns about public debt sustainability in the medium and long term. In addition, while increases in unemployment have been limited by the implementation of short-time work schemes, as these measures are withdrawn, unemployment could rise. Moreover, the inflation rate for 2021 (6.5% in December 2021) was the highest since 1989. Further, while economic recovery is expected to be boosted by the implementation of EU-level initiatives, in particular the financial support linked to the Next Generation EU plan, there are risks as to the capacity of the Spanish economy to absorb the EU funds and translate the support to productive investment. In addition, the Spanish economy is particularly sensitive to economic conditions in the Eurozone, the main export market for Spanish goods and services. Further, the Group’s Spanish business includes extensive operations in Catalonia, which represented 16% of the Group’s assets in Spain as of December 31, 2021 (16% as of December 31, 2020). While social and political tensions have generally declined since 2017, if such tensions were to increase, this could lead to scenarios of uncertainty, volatility in capital markets and a deterioration of economic and financing conditions in Spain.

Given the relevance of the Group’s loan portfolio in Spain, any adverse change affecting economic conditions in Spain could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is exposed to various risks in connection with climate change

Climate change presents both immediate and long-term risks to the Group and its customers, with the risks expected to increase over time. Climate change poses the following risks to the Group, among others:

•Physical risks. The activities of the Groups or those of its customers or counterparties could be negatively impacted by the physical risks posed by climate change. For example, extreme weather events may damage or destroy their properties and other assets or otherwise disrupt their operations (for example, if supply chains are disrupted as a result), diminishing –in the case of customers- their repayment capacity and, if applicable, the value of properties pledged as collateral to the Group.

•Regulatory risks. Following the Paris agreement, financial institutions are progressively coming under increased pressure regarding the management and disclosure of their climate risks and related lending and investment activities. Banking regulators across the world are increasingly viewing financial institutions as having an important role in helping to address the risks related to climate change both directly and with respect to their customers. Legislative or regulatory changes regarding how banks manage climate risk or otherwise affecting banking practices may result in higher regulatory, compliance and credit costs. For example, several of the European Union’s sustainability initiatives are expected to significantly impact asset management activities in 2022, as asset managers will need to include sustainability as part of their financial advice. In addition, the ECB will be conducting a stress test on climate-related risks (CST) during 2022, whose output will be integrated into the annual Supervisory Review and Examination Process (“SREP”) using a qualitative approach. The test aims to identify vulnerabilities, industry best practices and the challenges faced by banks and may result in increased regulation. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”.

•Reputational risks. The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations and strategy. This may result in increased scrutiny of the Group’s activities, including companies to which it lends. The Group’s reputation may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient. For example, the Group’s reputation may be adversely affected due to its financing of businesses that are perceived to adversely affect the environment, such as oil companies or coal-fired power generation businesses.

•Transition risks: As the countries where the Group operates progressively transition to a low-carbon economy, some of the Group’s customers may be adversely affected. For example, the Group’s corporate credit portfolios include carbon-intensive industries like oil and gas and power that are exposed to risks related to the transition to a low-carbon economy, as well as low-carbon industries that may be subject to risks associated with new technologies.

•Business risks. BBVA is exposed to near term risks related to climate change, including increases in credit-related costs due to deterioration in the business performance of the Group’s customers exposed to climate change risks and decreases in the value of collateral assets caused by changes in climate and the effects thereof. BBVA is also exposed to potential long-term risks, including increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases, heatstroke or other related ailments resulting from climate change. The Group could also be adversely affected by widespread declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to those consequences.

Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

FINANCIAL RISKS

The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it

Traditionally, one of the Group’s main sources of financing has been savings accounts and demand deposits. As of December 31, 2021, the balance of customer deposits represented 72% of the Group’s total financial liabilities at amortized cost. However, the volume of wholesale and retail deposits can fluctuate significantly, including as a result of factors beyond the Group’s control, such as general economic conditions, changes in economic policy or administrative decisions that diminish their attractiveness as savings instruments (for example, as a consequence of changes in taxation, coverage by guarantee funds for deposits or expropriations) or competition from other savings or investment instruments (including deposits from other banks).

Likewise, changes in interest rates and credit spreads may significantly affect the cost of the Group’s short and long-term wholesale financing. Changes in credit spreads are driven by market factors and are also influenced by the market’s perception of the Group’s solvency. As of December 31, 2021, debt securities issued by the Group represented 11.4% of the total financial liabilities at amortized cost of the Group.

In addition, the Group has made and continues to make significant use of public sources of liquidity, such as the ECB’s extraordinary measures taken in response to the financial crisis since 2008 or those taken in connection with the crisis caused by the COVID-19 pandemic. The ECB announced in December 2020 the new conditions of its Targeted Long Term Refinancing Operations III program, increasing the maximum amount that BBVA may receive from 50% of eligible loans to 55% and extending the enhanced conditions in terms of cost by one additional year until June 2022. As of December 31, 2021, €38,692 million had been borrowed by the BBVA Group (€35,032 million as of December 31, 2020 and €7,000 million as of December 31, 2019). However, the conditions of this or other programs could be revised or these programs could be cancelled.

In the event of a withdrawal of deposits or other sources of liquidity, especially if it is sudden or unexpected, the Group may not be able to finance its financial obligations or meet the minimum liquidity requirements that apply to it, and may be forced to incur higher financial costs, liquidate assets and take additional measures to reduce leverage. Furthermore, the Group could be subject to the adoption of early intervention measures or, ultimately, to the adoption of a resolution measure by the Relevant Spanish Resolution Authority (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”). Any of the above could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group and some of its subsidiaries depend on their credit ratings and sovereign credit ratings

Rating agencies periodically review the Group’s debt credit ratings. Any reduction, effective or anticipated, in any such ratings of the Group, whether below investment grade or otherwise, could limit or impair the Group’s access to capital markets and other possible sources of liquidity and increase the Group’s financing cost, and entail the breach or early termination of certain contracts or give rise to additional obligations under those contracts, such as the need to grant additional guarantees. Furthermore, if the Group were required to cancel its derivative contracts with some of its counterparties as a result thereof and were unable to replace them, its market risk would worsen. Likewise, a reduction in the credit rating could affect the Group’s ability to sell or market some of its products or to participate in certain transactions, and could lead to the loss of customer deposits and make third parties less willing to carry out commercial transactions with the Group (especially those that require a minimum credit rating).

Furthermore, the Group’s credit ratings could be affected by variations in sovereign credit ratings, particularly the rating of Spanish sovereign debt. The Group holds a significant portfolio of debt issued by Spain, by the Spanish autonomous communities and by other Spanish issuers. As of December 31, 2021, the Group’s exposure (EBA criteria) to Spain’s public debt portfolio was €38,626 million, representing 5.8% of the consolidated total assets of the Group. Any decrease in the credit rating of Spain could adversely affect the valuation of the respective debt portfolios held by the Group and lead to a reduction in the Group’s credit ratings. Additionally, counterparties to many of the credit agreements signed with the Group could also be affected by a decrease in the credit rating of Spain, which could limit their ability to attract additional resources or otherwise affect their ability to pay their outstanding obligations to the Group.

Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s ability to pay dividends depends, in part, on the receipt of dividends from its subsidiaries

Some of the Group’s operations are conducted through BBVA’s subsidiaries. As a result, BBVA’s results (and its ability to pay dividends) depend in part on the ability of its subsidiaries to generate earnings and to pay dividends to BBVA. Due, in part, to the Group’s decision to follow a ‘Multiple Point of Entry’ strategy, in accordance with the framework for the resolution of financial entities designed by the Financial Stability Board (the “FSB”), the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity. This means that the payment of dividends, distributions and advances by the Group’s subsidiaries to BBVA depends not only on the results of those subsidiaries, but also on the context of their operations and liquidity needs, and may be further limited by legal, regulatory and contractual restrictions. For example, in response to the crisis caused by the COVID-19 pandemic, certain restrictions were adopted that affect the distribution and/or repatriation of dividends from some of the Group’s subsidiaries. There is no assurance that these restrictions will not remain in effect or, where lifted, reinstated, or that similar or new restrictions will not be imposed in the future. Furthermore, the Group’s right, as a shareholder, to participate in the distribution of assets resulting from the eventual liquidation or any reorganization of its subsidiaries will be effectively subordinated to the rights of the creditors of those subsidiaries, including their commercial creditors.

In addition, the Group (including the Bank) must comply with certain capital requirements, where non-compliance could lead to the imposition of restrictions or prohibitions on making any: (i) distributions relating to common equity tier 1 (“CET1”) capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to additional Tier 1 (AT1) instruments.

Likewise, the ability of the Bank and its subsidiaries to pay dividends is affected by the recommendations and requirements of their respective supervisors, such as those made in response to the COVID-19 pandemic, and no assurance can be given that further supervisory restrictions or recommendations will not restrict the Group’s or the Group’s subsidiaries’ ability to distribute dividends in the future (see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends” for further details).

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

Several ongoing factors could depress the valuation of the Group’s assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). This includes the COVID-19 crisis, increased trade and geopolitical tensions (including the armed conflict in Ukraine), Brexit, the surge of populist trends in several European countries and potential changes in U.S. economic policies, any of which could increase global financial volatility and lead to the reallocation of assets. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe challenges has contributed to the deterioration of the valuation of global assets and further increased volatility in the global financial markets.

In particular, the final impact of the COVID-19 crisis on the valuation of the Group’s assets is still unknown. Since the outbreak of the crisis in the first quarter of 2020, public support measures have been introduced in the countries where the Group operates, most of which have been in the form of public guarantees on new loans to corporates and small and medium-sized enterprises (“SMEs”) and payment deferrals. Once these measures come to an end, it is possible that the Group will need to record significant loan-loss provisions as a result of the deterioration in the credit quality of the Group’s clients, especially SMEs. Any such provisions could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets

The Group faces liquidity risk in connection with its ability to make payments on its unfunded commitments with personnel (which are recognized under the heading “Provisions—Provisions for pensions and similar obligations” in the Group’s consolidated balance sheet), which it seeks to mitigate, with respect to post-employment benefits, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. The Group seeks to mitigate liquidity risk with respect to early retirements and post-employment welfare benefits through oversight by the Assets and Liabilities Committee (“ALCO”) of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk resulting from the payments of these commitments. These assets are government and covered bonds which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. Should BBVA fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

The various Group entities are also frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Bancomer, S.A. (“BBVA Mexico”) in connection with transactions in Mexican government bonds. The Mexican Banking and Securities Exchange Commission (Comisión Nacional Bancaria y de Valores) also initiated a separate investigation regarding this matter. These investigations resulted in certain fines, insignificant in amount, being initially imposed, certain of which BBVA Mexico has challenged. In March 2018, BBVA Mexico and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. In December 2019, following a decision from the judge assigned to hear the proceedings, plaintiffs withdrew their claims against BBVA Mexico’s affiliates. In November 2020, the judge granted the remaining defendants’ motion to dismiss for lack of personal jurisdiction. The plaintiffs filed a motion for reconsideration of that decision in May 2021, which remains pending.

More generally, in recent years, regulators have increased their supervisory focus on consumer protection and corporate behavior, which has resulted in an increased number of regulatory actions. In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain recent national and supranational rulings in favor of consumers (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.

It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. As of December 31, 2021, the Group had €623 million in provisions for the proceedings it is facing, of which €533 million corresponded to legal contingencies and €90 million corresponded to tax related contingencies. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate any such provisions or for other reasons) makes it impossible to guarantee that the possible losses arising from such proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group’s consolidated results in a given period. In addition, legal actions and proceedings draw resources away from the Group and may require significant attention on the part of the Group’s management and employees. Further, their outcome may result in a significant increase in operating and compliance costs and/or a reduction in revenues, and may also damage the Group’s reputation.

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or which may otherwise affect the Group, whether individually or in the aggregate, if resolved in whole or in part adversely to the Group’s interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by BBVA

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. On February 3, 2020, BBVA was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. BBVA has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As at the date of this Annual Report, no formal accusation against BBVA has been made.

This criminal judicial proceeding is in the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

REGULATORY, TAX, COMPLIANCE AND REPORTING RISKS

The financial services sector is one of the most regulated in the world. The Group is subject to a broad regulatory and supervisory framework, which has increased significantly in the last decade. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks.

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

Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.

The Group is subject to a broad regulatory and supervisory framework, including resolution regulations, which could have a significant adverse effect on its business, financial condition and results of operations

The Group is subject to a comprehensive regulatory and supervisory framework, the complexity and scope of which has increased significantly in recent years. In particular, the banking sector is subject to continuous scrutiny at the political and supervisory levels, and it is foreseeable that in the future there will continue to be political involvement in regulatory and supervisory processes, as well as in the governance of the main financial entities. For this reason, the laws, regulations and policies to which the Group is subject, as well as their interpretation and application, may change at any time. In addition, supervisors and regulators have significant discretion in carrying out their duties, which gives rise to uncertainty regarding the interpretation and implementation of the regulatory framework. Moreover, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations could also adversely affect the Group’s ability to compete with financial institutions that may or may not have to comply with any such rules or regulations.

Regulatory changes, adopted or proposed, as well as their interpretation or application, have increased and may continue to substantially increase the Group’s operating expenses and adversely affect its business model. For example, the imposition of prudential capital standards has limited and could further limit the ability of subsidiaries to distribute capital to the Group, while liquidity standards may require the Group to hold a higher proportion of financial instruments with higher liquidity and lower performance, which can adversely affect its net interest margin. In addition, the Group’s regulatory and supervisory authorities may require the Group to increase its loan loss allowances or asset impairments, which could have an adverse effect on its financial condition. It is also possible that governments and regulators impose additional ad hoc regulations or requirements in response to a particular crisis, such as has occurred in response to the COVID-19 pandemic, including the imposition of requirements on credit institutions to provide financing to various entities or grant payment deferrals.

Any legislative or regulatory measure and any necessary change in the Group’s business operations as a consequence of such measure, as well as any failure to comply with it, could result in a significant loss of income, represent a limitation on the ability of the Group to take advantage of business opportunities and offer certain products and services, affect the value of the Group’s assets, force the Group to increase prices (which could reduce the demand for its products), impose additional compliance costs or result in other possible negative effects for the Group.

One of the most significant regulatory changes resulting from the prior financial crisis was the introduction of resolution regulations (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”). In the event that the Relevant Spanish Resolution Authority (as defined herein) considers that the Group is in a situation where conditions for early intervention or resolution are met, it may adopt the measures provided for in the applicable regulations, including without prior notice. Any such determination, or the mere possibility that such determination could be made, could materially and adversely affect the Group’s business, financial condition and results of operations, as well as the market price and behavior of certain securities issued by the Group (or their terms, in the event of an exercise of the Spanish Bail-in-Power (as defined herein)).

Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations

The Group is subject to various minimum capital, liquidity and funding requirements, among others. For example, in its capacity as a Spanish credit institution, the Group is subject to compliance with a “Pillar 1” solvency requirement, a “Pillar 2” solvency requirement and a “combined buffer requirement”, at both the individual and consolidated levels, each as determined by the ECB. Further, the Group must maintain a minimum level of own funds and eligible liabilities (MREL), and is subject to a further requirement on the level of subordinated own funds and eligible liabilities, each as determined by the Single Resolution Board (“SRB”). For additional information on such requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and, with respect to the Group’s requirements in particular, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital” and Note 32.1 to the Consolidated Financial Statements.

While the Group believes it meets its current requirements (as applicable to the Bank and the Group as whole, respectively), the capital requirements, the MREL requirements and the own funds and eligible liabilities available for MREL purposes are subject to interpretation and change and, therefore, no assurance can be given that the Group’s interpretation is the appropriate one. Further, no assurance can be given that the Bank and/or the Group will not be subject to more stringent requirements at any future time. Likewise, no assurance can be given that the Bank and/or the Group will be able to fulfil whatever future requirements may be imposed, even if such requirements were to be equal or lower than those currently applicable to it/them. In addition, there can be no assurance as to the ability of the Bank and/or the Group to comply with any capital target that may be announced to the market at any given time, which could be perceived by investors and/or supervisors as signaling a lack of capital-generating capacity or that the capital structure has deteriorated, either of which could adversely affect the market value or behavior of securities issued by the Bank and/or the Group and, therefore, lead to the implementation of new recommendations or requirements regarding “Pillar 2” or (should the Relevant Spanish Resolution Authority interpret that obstacles may exist for the viability of the resolution of the Bank and/or the Group, as the case may be), MREL. Further, the Bank and/or the Group may report amounts different from consensus estimates, as occurred with respect to the CET 1 ratio as of December 31, 2021, which may also affect market perceptions of the Bank and the Group.

If the Bank or the Group failed to comply with its “combined buffer requirement” they would have to calculate the Maximum Distributable Amount (“MDA”) and, until such calculation has been undertaken and reported to the Bank of Spain, the affected entity would not be able to make any discretionary payments. Once the MDA has been calculated and reported, such discretionary payments would be limited to the calculated MDA. Likewise, should the Bank or the Group not meet the applicable capital requirements, additional requirements of “Pillar 2” or, if applicable, MREL could be imposed. Likewise, in accordance with the EU Banking Reforms (as defined below), any failure by BBVA to comply with its respective “combined buffer requirement” when considered in addition to its MREL could result in the imposition of restrictions or prohibitions on discretionary payments. Additionally, failure to comply with the capital requirements may result in the implementation of early intervention measures or, ultimately, resolution measures by the resolution authorities.

Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019 (as amended, replaced or supplemented at any time, “CRR II”) establishes a binding requirement for the leverage ratio effective from June 28, 2021 of 3% of Tier 1 capital (as of December 31, 2021, the phased-in leverage ratio of the Group was 6.80% and fully loaded it was 6.67%). Moreover, CRR II proposes new requirements that capital instruments must meet in order to be considered Additional Tier 1 (“AT1”) or Tier 2 instruments, including certain grandfathering measures until June 28, 2025. Once the grandfathering period in CRR II has elapsed, AT1 and/or Tier 2 instruments which do not comply with the new requirements at such date will no longer be considered as capital instruments. This could give rise to shortfalls in regulatory capital and, ultimately, could result in failure to comply with the applicable minimum regulatory capital requirements, with the aforementioned consequences.

Additionally, the full implementation of the ECB expectations regarding prudential provisions for NPLs and the ECB’s review of internal models being used by banks subject to its supervision for the calculation of their RWAs could result, respectively, in the need to increase provisions for future NPLs and increases in the Group’s capital needs.

Furthermore, the implementation of the pending Basel III reforms (informally referred to as Basel IV) described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” (including changes to the calculation of the Group’s Operational Risk) could result in an increase of the Bank’s and the Group’s total RWAs and, therefore, could also result in a decrease of the Bank’s and the Group’s capital ratios. Likewise, the lack of uniformity in the implementation of the Basel III reforms across jurisdictions in terms of timing and applicable regulations could give rise to inequalities and competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect an entity with global operations such as the Group and could affect its profitability.

There can be no assurance that the current or future capital requirements or MREL requirements will not adversely affect the Bank’s or its subsidiaries’ ability to make discretionary payments, or result in the cancellation of such payments (in whole or in part), or require the Bank or such subsidiaries to issue additional securities that qualify as eligible liabilities or regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Group’s business, financial condition and results of operations. Furthermore, an increase in capital requirements, including the imposition of Total Loss Absorbing Capacity (TLAC) requirements (which are currently only imposed upon financial institutions of global systemic importance), could adversely affect the return on equity and other of the Group’s financial results indicators. Moreover, the Bank’s or the Group’s failure to comply with their capital requirements or MREL requirements could have a significant adverse effect on the Group’s business, financial condition and results of operations.

Finally, the Group must also comply with liquidity and funding ratios. Several elements of the Liquidity Coverage Ratio (LCR) and Net Stable Financing Ratio (NSFR) (as described herein), as introduced by national banking regulators and fulfilled by the Group, may require implementing changes in some of its commercial practices, which could expose the Group to additional expenses (including an increase in compliance expenses), affect the profitability of its activities or otherwise lead to a significant adverse effect over the Group’s business, financial condition or results of operations. For information on the Group’s requirements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

The Group is exposed to tax risks that may adversely affect it

The size, geographic diversity and complexity of the Group and its commercial and financial relationships with both third parties and related parties result in the need to consider, evaluate and interpret a considerable number of tax laws and regulations, as well as any relevant interpretative materials, which in turn involve the use of estimates, the interpretation of indeterminate legal concepts and the determination of appropriate valuations in order to comply with the tax obligations of the Group. In particular, the preparation of the Group’s tax returns and the process for establishing tax provisions involve the use of estimates and interpretations of tax laws and regulations, which are complex and subject to review by the tax authorities. Any error or discrepancy with tax authorities in any of the jurisdictions in which the Group operates may give rise to prolonged administrative or judicial proceedings that may have a material adverse effect on the Group’s results of operations.

In addition, governments in different jurisdictions are seeking to identify new funding sources and they have recently focused on the financial sector. The Group’s presence in various jurisdictions increases its exposure to regulatory and interpretative changes, which could, among other things, lead to an increase in the rates of taxes to which the Group is subject, changes in the calculation of tax bases and exemptions therefrom, or the creation of new taxes, in each case including in response to the demands of various political forces. Recent changes in Spain include the imposition of a minimum effective tax rate in the Spanish Corporate Income Tax (18% in the case of credit institutions) or the reduction of the Spanish Corporate Income Tax exemption for dividends and capital gains from domestic and foreign subsidiaries to 95%, which means that 5% of the dividends and capital gains of Group companies in Spain are subject to, and not exempt from corporate tax. In addition, the Spanish financial transaction tax (“FTT”) came into effect in January 2021. The EU Commission's proposal for a FFT Directive, aimed at harmonizing Member States’ FFT initiatives, is still pending approval.

Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is exposed to compliance risks

The Group, due to its role in the economy and the nature of its activities, is singularly exposed to certain compliance risks. In particular, the Group must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anticorruption laws (including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which may lead to very significant penalties. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. The Group’s activities are also subject to complex customer protection and market integrity regulations.

Generally, these regulations require banking entities to, among other measures, use due diligence measures to manage compliance risk. Sometimes, banking entities must apply reinforced due diligence measures due to the nature of their activities (among others, private banking, money transfer and foreign currency exchange operations), as they may present a higher risk of money laundering or terrorist financing.

Although the Group has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the employees (110,432 as of December 31, 2021) or other persons of the Group or its business partners, agents and/or other third parties with a business or professional relationship with the Group do not circumvent or violate regulations or the Group’s ethics and compliance regulations, acts for which such persons or the Group could be held ultimately responsible and/or that could damage the Group’s reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

Furthermore, the Group may not be able to prevent third parties outside the Group from using the banking network in order to launder money or carry out illegal or inappropriate activities. Further, financial crimes continually evolve and emerging technologies, such as cryptocurrencies and blockchain, could limit the Group’s ability to track the movement of funds. Additionally, in adverse economic conditions, it is possible that financial crime attempts will increase significantly.

If there is a breach of the applicable regulations or the Group’s ethics and compliance regulations or if the competent authorities consider that the Group does not perform the necessary due diligence inherent to its activities, such authorities could impose limitations on the Group’s activities, the revocation of its authorizations and licenses, and economic penalties, in addition to having significant consequences for the Group’s reputation, which could have a significant adverse impact on the Group’s business, financial condition and results of operations. Furthermore, the Group from time to time conducts investigations related to alleged violations of such regulations and the Group’s ethics and compliance regulations, and any such investigation or any related proceeding could be time consuming and costly, and its results difficult to predict.

Finally, the COVID-19 outbreak has led in many countries to new specific regulations, mainly focused on consumer protection measures. The difficulties associated with the need to adapt the Group’s processes and systems to these new regulations quickly has posed a compliance risk. Likewise, the increase in remote account opening driven in part by the pandemic could increase money laundering risks. Additionally, criminals are continuing to exploit the opportunities created by the pandemic across the globe and increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments exists. Increased strain on the Group’s communications surveillance frameworks could in turn raise the Group’s market conduct risk.

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

OPERATIONAL RISKS

Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a significant adverse impact on the Group’s business, financial condition and results of operations, and could be detrimental for its reputation

The Group’s activities depend to a large extent on its ability to process and report effectively and accurately on a high volume of highly complex transactions with numerous and diverse products and services (by their nature, generally ephemeral), in different currencies and subject to different regulatory regimes. Therefore, it relies on highly sophisticated information technology (“IT”) systems for data transmission, processing and storage. However, IT systems are vulnerable to various problems, such as hardware and software malfunctions, computer viruses, hacking, and physical damage to IT centers. BBVA’s exposure to these risks has increased significantly in recent years due to the increasing customer focus on the online banking capabilities of their banks and the Group’s implementation of its ambitious digital strategy. BBVA already has more than 500,000 customers registered exclusively through digital channels in Spain, of which more than 50% operate via mobile. Digital services, as well as other alternatives that BBVA offers users to become BBVA customers, have become even more important after the COVID-19 outbreak and the ensuing restrictions on mobility in the countries in which the Group operates. The Group suffers cybersecurity incidents and system failures from time to time. While none of these incidents or failures have had a material impact on the Group in the past, they individually or in the aggregate may in the future. Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group’s business, financial condition and results of operations. Furthermore, it is possible that such attacks, failures or deficiencies will not be detected on time or ever. The Group is likely to be forced to spend significant additional resources to improve its security measures in the future. As cyber-attacks are becoming increasingly sophisticated and difficult to prevent, the Group may not be able to anticipate or prevent all possible vulnerabilities, nor to implement preventive measures that are effective or sufficient.

Customers and other third parties to which the Group is significantly exposed, including the Group’s service providers (such as data processing companies to which the Group has outsourced certain services), face similar risks. Any attack, failure or deficiency that may affect such third parties could, among other things, adversely affect the Group’s ability to carry out operations or provide services to its clients or result in the unauthorized disclosure, destruction or use of confidential information. Furthermore, the Group may not be aware of such attack, failure or deficiency in time, which could limit its ability to react. Moreover, as a result of the increasing consolidation, interdependence and complexity of financial institutions and technological systems, an attack, failure or deficiency that significantly degrades, eliminates or compromises the systems or data of one or more financial institutions could have a significant impact on its counterparts or other market participants, including the Group.
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
Capital Expenditures
Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2019 to the date of this Annual Report were the following:
2021
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid addressed to the holders of the 2,106,300,000 shares1 of Garanti BBVA not controlled by BBVA, representing 50.15% of Garanti’s total share capital. BBVA submitted for authorization an application of the voluntary takeover bid to the Capital Markets Board of Turkey (“CMB”) on November 18, 2021.
1 All references to “shares” or “share” in this section shall be deemed to be made to lots of 100 shares, which is the trading unit at Borsa Istanbul.

The consideration offered by BBVA to Garanti shareholders is 12.20 Turkish lira in cash for each share. The maximum amount payable by BBVA will be 25,697 million Turkish lira (equivalent to approximately €1,690 million based on the exchange rate as of December 31, 2021 (15.23 Turkish lira per euro)) assuming all of Garanti’s shareholders sell their shares. BBVA reserves the right to reduce or otherwise modify the voluntary takeover bid price by an amount equal to the gross amount of the distribution per share, if Garanti declares or distributes dividends, reserves or any other kind of distribution to its shareholders at any time from the date of the announcement on November 15, 2021 until the day of completion of the voluntary takeover bid. BBVA may cancel the takeover bid at any time before the commencement of the acceptance period.
The acquisition by BBVA of more than 50% of Garanti’s total share capital is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. BBVA will disclose to the market when all relevant authorizations are obtained. BBVA has received confirmation from the CMB that it will not formally approve the voluntary takeover bid application until the CMB receives confirmation from BBVA that all relevant approvals required by BBVA have been duly obtained. Only after approval by the CMB of the voluntary takeover bid application will the voluntary takeover bid period begin.
The impact of the voluntary takeover bid on the Group’s results and financial condition, if completed, will depend on the percentage of shares that are tendered, among other factors (which include the evolution of Garanti BBVA’s business and exchange rate fluctuations). Based on consolidated financial information of the Group for the year ended December 31, 2021, the exchange rate as of such date and assuming all shareholders tender their shares, BBVA estimated that the completion of the voluntary takeover bid would have an impact of minus 32 basis points in BBVA’s Common Equity Tier 1 (CET1) fully loaded ratio and result in an approximate 2% increase in the tangible book value per share of BBVA’s shares.
2020
In 2020, there were no significant capital expenditures.
2019
In 2019, there were no significant capital expenditures.
Capital Divestitures
Our principal divestitures are divestitures in our subsidiaries and affiliates. The main divestitures from 2019 to the date of this Annual Report were the following:
2021
Sale of BBVA USA Bancshares, Inc.
On June 1, 2021, we completed the USA Sale. The consideration received in cash by BBVA as a consequence of the USA Sale amounted to approximately $11,500 million (the price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (at an exchange rate of $1.20 per euro). See “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.” and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―USA Sale”.
The BBVA Group continues to develop an institutional and wholesale business in the United States through its broker-dealer BBVA Securities Inc. and the New York branch. BBVA also maintains its investment activity in the fintech sector through its participation in Propel Venture Partners US Fund I, L.P. (“Propel Venture Partners”). See “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.
Sale of the BBVA Group’s stake in Paraguay
On January 22, 2021 and after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”) to Banco GNB Paraguay S.A., an affiliate of Grupo Financiero Gilinski. The total amount received by BBVA amounted to approximately $250 million (approximately €210 million) in cash. The transaction resulted in a loss of approximately €9 million net of taxes and has increased the Group’s CET1 (fully loaded) ratio by approximately 6 basis points in 2021.

2020
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
On December 14, 2020, after obtaining the relevant regulatory approvals from the competent authorities, BBVA Seguros, S.A. de Seguros y Reaseguros (“BBVA Seguros”) transferred to Allianz, Compañía de Seguros y Reaseguros, S.A., 50% of the share capital plus one share in BBVA Allianz Seguros y Reaseguros, S.A. (“BBVA Seguros Generales”). BBVA Seguros received a cash payment of €274 million. Prior to the closing of the transaction, BBVA transferred its non-life insurance business in Spain, excluding the health insurance business, to BBVA Seguros Generales.
Allianz, Compañía de Seguros y Reaseguros, S.A. may need to make an additional payment to BBVA of up to €100 million if certain business goals and milestones are met. This transaction resulted in a profit net of taxes of €304 million and increased the Group’s CET1 (fully loaded) ratio by 7 basis points as of December 31, 2020.
2019
In 2019, there were no significant capital divestitures.
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
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of our strategy in a sustainable and inclusive way. BBVA incorporates sustainability considerations as part of its daily activities and in everything it does, encompassing not only relations with customers but also internal processes. In 2021, the number of digital and mobile customers and the volume of digital sales continued to increase.
Operating Segments
During the first quarter of 2021, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented in our 2020 Form 20-F, mainly as a consequence of the elimination of the United States operating segment as a result of the USA Sale, which was completed on June 1, 2021 (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”). In addition, we created a new segment called “Rest of Business” which includes the business previously included in our “Rest of Eurasia” segment (which was eliminated) and the BBVA Group’s remaining business in the United States (which was excluded from the scope of the USA Sale), except for the Group’s stake in the venture capital fund Propel Venture Partners (which was reallocated to our Corporate Center). For additional information on our current segments, see Note 6 to the Consolidated Financial Statements. In order to make the information as of and for the years ended December 31, 2020 and 2019 comparable with the information as of and for the year ended December 31, 2021, as required by IFRS 8 “Information by business segments”, figures as of and for the years ended December 31, 2020 and 2019 were recast in conformity with the new operating segment reporting structure.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and

• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners (which was previously part of our former United States segment). Additionally, the results obtained by the Group’s businesses in the United States included within the scope of the USA Sale, through the date of its closing, have been presented in a single line under the heading “Profit (loss) after tax from discontinued operations” in the income statement of the Corporate Center. Until October 15, 2021, BBVA’s 20% stake in Divarian Propiedad, S.A was also included in this unit. On such date, BBVA completed the sale of this stake to Cerberus Capital Management, L.P.
For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2021, 2020 and 2019 was as follows:

	As of December 31,
	2021	2020	2019
	(In Millions of Euros)
Spain	413,477	408,030	367,678
Mexico	118,106	110,236	109,087
Turkey	56,245	59,585	64,416
South America	56,124	55,436	54,996
Rest of Business	40,314	35,172	32,891
Subtotal Assets by Operating Segment	684,266	668,460	629,068
Corporate Center and Adjustments (1)	(21,381)	65,336	66,403
Total Assets BBVA Group	662,885	733,797	695,471
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.
The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2021, 2020 and 2019. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2021	2020	2019	2021	2020	2019
	(In Millions of Euros)			(In Percentage)
Spain	1,581	652	1,436	28	18	26
Mexico	2,568	1,761	2,698	46	48	49
Turkey	740	563	506	13	15	9
South America	491	446	721	9	12	13
Rest of Business	254	222	184	5	6	3
Subtotal operating segments	5,633	3,644	5,544	100	100	100
Corporate Center	(980)	(2,339)	(2,032)
Profit attributable to parent company	4,653	1,305	3,512

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2021, 2020 and 2019. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
2021
Net interest income	3,502	5,836	2,370	2,859	281	(163)	14,686
Gross income	5,925	7,603	3,422	3,162	741	212	21,066
Net margin before provisions (2)	2,895	4,944	2,414	1,661	291	(668)	11,536
Operating profit / (loss) before tax	2,122	3,528	1,953	961	314	(638)	8,240
Profit / (loss) attributable to parent company	1,581	2,568	740	491	254	(980)	4,653
2020
Net interest income	3,566	5,415	2,783	2,701	291	(164)	14,592
Gross income	5,567	7,025	3,573	3,225	839	(63)	20,166
Net margin before provisions (2)	2,528	4,680	2,544	1,853	372	(898)	11,079
Operating profit / (loss) before tax	823	2,475	1,522	896	280	(1,183)	4,813
Profit / (loss) attributable to parent company	652	1,761	563	446	222	(2,339)	1,305
2019
Net interest income	3,585	6,209	2,814	3,196	236	(252)	15,789
Gross income	5,674	8,034	3,590	3,850	728	(353)	21,522
Net margin before provisions (2)	2,420	5,383	2,375	2,276	249	(1,336)	11,368
Operating profit / (loss) before tax	1,896	3,690	1,341	1,396	222	(1,499)	7,046
Profit / (loss) attributable to parent company	1,436	2,698	506	721	184	(2,032)	3,512
(1)For information on the reconciliation of the income statement of our operating segments and Corporate Center to the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.
(2)Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The following tables set forth information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of December 31, 2021, December 31, 2020 and December 31, 2019:

	As of December 31, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	413,477	118,106	56,245	56,124	40,314	684,266	(21,381)
Cash, cash balances at central banks and other demand deposits	26,386	12,985	7,764	8,549	3,970	59,655	8,145
Financial assets at fair value (2)	145,544	35,126	5,289	7,175	5,684	198,817	(7,726)
Financial assets at amortized cost	199,663	65,311	41,544	37,747	30,299	374,564	(1,888)
Loans and advances to customers	171,097	55,809	31,414	34,608	26,949	319,877	(939)
Of which:
Residential mortgages	70,891	11,254	1,672	6,376	1,132	91,325
Consumer finance	12,823	7,702	4,935	7,097	521	33,078
Loans	5,708	1,841	407	832	253	9,041
Credit cards	2,356	5,493	2,814	2,268	7	12,938
Loans to enterprises	64,017	24,536	20,549	16,639	24,580	150,320
Loans to public sector	12,457	5,101	232	1,371	490	19,651
Total Liabilities	399,475	110,877	50,484	51,147	37,027	649,009	(34,885)
Financial liabilities held for trading and designated at fair value through profit or loss	81,376	19,843	2,272	1,884	5,060	110,434	(9,616)
Financial liabilities at amortized cost - Customer deposits	206,663	64,003	38,341	36,340	6,266	351,613	(1,852)
Of which:
Demand and savings deposits	187,800	53,172	22,106	26,751	3,787	293,616
Time deposits	18,109	10,318	16,229	9,169	2,479	56,303
Total Equity	14,002	7,229	5,761	4,977	3,287	35,257	13,504
Assets under management	70,072	26,445	3,895	14,756	597	115,765
Mutual funds	44,574	24,250	1,722	4,261	—	74,807
Pension funds	25,498	—	2,173	10,495	597	38,763
Other placements	—	2,195	—	—	—	2,195
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2020
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	408,030	110,236	59,585	55,436	35,172	668,460	65,336
Cash, cash balances at central banks and other demand deposits	38,356	9,161	5,477	7,127	6,121	66,243	(723)
Financial assets at fair value (2)	135,590	36,360	5,332	7,329	1,470	186,080	(4,447)
Financial assets at amortized cost	198,173	59,819	46,705	38,549	27,213	370,460	(2,792)
Loans and advances to customers	167,998	50,002	37,295	33,615	24,015	312,926	(1,779)
Of which:
Residential mortgages	71,530	9,890	2,349	6,252	1,436	91,457
Consumer finance	11,820	7,025	5,626	6,773	497	31,740
Loans	5,859	1,629	630	974	183	9,274
Credit cards	2,087	4,682	3,259	2,008	7	12,043
Loans to enterprises	61,748	22,549	24,597	16,392	21,121	146,408
Loans to public sector	12,468	4,670	178	1,319	794	19,429
Total Liabilities	394,724	103,529	53,415	50,660	32,133	634,462	49,315
Financial liabilities held for trading and designated at fair value through profit or loss	71,542	23,801	2,336	1,326	849	99,854	(5,695)
Financial liabilities at amortized cost - Customer deposits	206,428	54,052	39,353	36,874	9,333	346,040	(3,379)
Of which:
Demand and savings deposits	174,789	43,483	20,075	25,776	3,657	267,781
Time deposits	31,019	10,444	19,270	11,042	5,676	77,452
Total Equity	13,306	6,707	6,170	4,776	3,039	33,998	16,022
Assets under management	62,707	22,524	3,425	13,722	569	102,947
Mutual funds	38,434	20,660	1,087	4,687	—	64,869
Pension funds	24,273	—	2,337	9,035	569	36,215
Other placements	—	1,863	—	—	—	1,863
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2019
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	367,678	109,087	64,416	54,996	32,891	629,068	66,403
Cash, cash balances at central banks and other demand deposits	15,898	6,492	5,486	8,601	2,853	39,330	4,973
Financial assets at fair value (2)	119,625	31,402	5,268	6,120	796	163,211	4,213
Financial assets at amortized cost	195,258	66,180	51,285	37,869	28,881	379,473	59,688
Loans and advances to customers	167,332	58,081	40,500	35,701	26,143	327,757	54,603
Of which:	—	—	—	—	—	—
Residential mortgages	73,871	10,786	2,928	7,168	1,624	96,377
Consumer finance	11,390	8,683	5,603	7,573	453	33,703
Loans	5,586	1,802	635	1,074	195	9,293
Credit cards	2,213	5,748	3,837	2,239	8	14,046
Loans to enterprises	57,194	24,778	26,552	16,251	23,089	147,864
Loans to public sector	13,886	6,819	107	1,368	724	22,904
Total Liabilities	354,679	101,980	57,584	49,596	29,947	593,787	46,759
Financial liabilities held for trading and designated at fair value through profit or loss	75,465	21,784	2,184	1,860	220	101,513	(5,089)
Financial liabilities at amortized cost - Customer deposits	182,370	55,934	41,335	36,104	8,603	324,346	59,873
Of which:	—	—	—	—	—	—
Demand and savings deposits	150,917	43,015	15,737	22,665	3,577	235,911
Time deposits	31,453	12,395	25,587	13,439	5,027	87,901
Total Equity	12,999	7,107	6,832	5,400	2,944	35,281	19,644
Assets under management	66,068	24,464	3,906	12,864	500	107,803
Mutual funds	41,390	21,929	1,460	3,860	—	68,639
Pension funds	24,678	—	2,446	9,005	500	36,630
Other placements	—	2,534	—	—	—	2,534
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in the bancassurance joint venture with Allianz, Compañía de Seguros y Reaseguros, S.A. (see “—History and Development of the Company―Capital Divestitures—2020”), the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits as of December 31, 2021 amounted to €26,386 million, a 31.2% decrease compared with the €38,356 million recorded as of December 31, 2020, mainly due to the decrease in cash held at the Bank of Spain. BBVA had increased its cash held at the Bank of Spain as of December 31, 2020 with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €145,544 million as of December 31, 2021, a 7.3% increase from the €135,590 million recorded as of December 31, 2020, mainly as a result of the increase in loans and advances to credit institutions (through reverse repurchase agreements) recorded under the “Financial assets held for trading” portfolio.
Financial assets at amortized cost of this operating segment as of December 31, 2021 amounted to €199,663 million, a 0.8% increase compared with the €198,173 million recorded as of December 31, 2020. Within this heading, loans and advances to customers amounted to €171,097 million as of December 31, 2021, an increase of 1.8% from the €167,998 million recorded as of December 31, 2020, mainly as a result of the increase in SMEs and consumer loans (including credit card loans) and increased drawdowns under credit facilities especially in the first quarter of 2021.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2021 amounted to €81,376 million, a 13.7% increase compared with the €71,542 million recorded as of December 31, 2020, mainly due to an increase in deposits from the Bank of Spain (through repurchase agreements) recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of December 31, 2021 amounted to €206,663 million, a 0.1% increase compared with the €206,428 million recorded as of December 31, 2020.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2021 amounted to €70,072 million, an 11.7% increase compared with the €62,707 million as of December 31, 2020, mainly due to the shift from time deposits towards higher profitability investments, which boosted private banking and mutual funds.
This operating segment’s non-performing loan ratio decreased to 4.2% as of December 31, 2021 from 4.3% as of December 31, 2020, mainly as a result of the increase in SMEs and consumer loans (including credit card loans), increased drawdowns under credit facilities, higher write-offs and an effective and proactive management of loan classification in view of the pandemic, offset, in part, by higher additions to Stage 3 loans as a result of the update in the definition of credit impaired asset (see “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”). This operating segment’s non-performing loan coverage ratio decreased to 62% as of December 31, 2021 from 67% as of December 31, 2020 as a result of higher additions to Stage 3 loans.

Mexico
The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s branch in Houston.
The Mexican peso appreciated 5.5% against the euro as of December 31, 2021 compared with December 31, 2020, positively affecting the business activity of the Mexico operating segment as of December 31, 2021 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2021 amounted to €12,985 million, a 41.7% increase compared with the €9,161 million recorded as of December 31, 2020, mainly due to an increase in cash and cash equivalents held at the Mexican Central Bank (“BANXICO”) and, in particular, the increase in the treasury bills from BANXICO held by BBVA. This increase was motivated by BBVA’s desire to reinforce the Group’s cash position in light of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” for certain information on the impact of the COVID-19 pandemic on the Group.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2021 amounted to €35,126 million, a 3.4% decrease from the €36,360 million recorded as of December 31, 2020, mainly due to the decreases in the value of exchange rate derivatives due to changes in foreign currency positions, offset in part by the appreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2021 amounted to €65,311 million, a 9.2% increase compared with the €59,819 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of December 31, 2021 amounted to €55,809 million, an 11.6% increase compared with the €50,002 million recorded as of December 31, 2020, mainly attributable to the positive performance of the retail portfolio, with increases in credit card and consumer loans and, to a lesser extent, mortgages, supported by the appreciation of the Mexican peso, an increase in the product offering (which contributed to the increase in the number of customers) and the improvement of the Mexican economy (mainly in the first half of 2021).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2021 amounted to €19,843 million, a 16.6% decrease compared with the €23,801 million recorded as of December 31, 2020, mainly as a result of decreases in the value of exchange rate derivatives due to changes in foreign currency positions.
Customer deposits at amortized cost of this operating segment as of December 31, 2021 amounted to €64,003 million, an 18.4% increase compared with the €54,052 million recorded as of December 31, 2020, primarily due to increases in demand deposits, in particular in the retail portfolio, during the first half of 2021 as a result of the customers’ preference to hold liquid assets in the prevailing uncertain environment, and the appreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Other placements”) as of December 31, 2021 amounted to €26,445 million, a 17.4% increase compared with the €22,524 million as of December 31, 2020, mainly as a result of the shift from time deposits towards higher profitability investments, which boosted mutual funds during 2021, supported by an improved product offer that includes funds linked to Environmental, Social and Governance (“ESG”) factors and, to a lesser extent, the appreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio decreased to 3.2% as of December 31, 2021 from 3.3% as of December 31, 2020, mainly due to higher write-offs and recoveries in the retail portfolio (credit card and consumer loans), partially offset by the higher additions to Stage 3 loans as a result of the update in the definition of credit impaired asset (Stage 3) (see “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”) and the reclassification of a significant customer in the wholesale portfolio. This operating segment’s non-performing loan coverage ratio decreased to 106% as of December 31, 2021 from 122% as of December 31, 2020 as a result mainly of higher additions to Stage 3 loans.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania. As of the date of this Annual Report, BBVA holds a 49.85% stake in Garanti BBVA. On November 15, 2021, BBVA announced a voluntary takeover bid addressed to the holders of the remaining 50.15% of Garanti BBVA’s share capital. The voluntary takeover bid is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. For additional information, see “—History and Development of the Company—Capital Expenditures—2021—Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”.
The Turkish lira depreciated 40.2% against the euro as of December 31, 2021 compared to December 31, 2020, adversely affecting the business activity of the Turkey operating segment as of December 31, 2021 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2021 amounted to €7,764 million, a 41.7% increase compared with the €5,477 million recorded as of December 31, 2020, mainly due to the increase in cash and cash equivalents held at the Central Bank of the Republic of Turkey, with a view to reinforcing the Group’s cash position, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2021 amounted to €5,289 million, a 0.8% decrease from the €5,332 million recorded as of December 31, 2020, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in the value of currency swaps, mainly as a result of favorable fluctuations in market interest rates.
Financial assets at amortized cost of this operating segment as of December 31, 2021 amounted to €41,544 million, an 11.1% decrease compared with the €46,705 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of December 31, 2021 amounted to €31,414 million, a 15.8% decrease compared with the €37,295 million recorded as of December 31, 2020, mainly due to the depreciation of the Turkish lira against the euro and, to a lesser extent, decreases in loans denominated in foreign currency, offset, in part, by the increase (in local currency) in Turkish lira-denominated consumer loans (supported by the General Purpose Loans program adopted by the Turkish government, which intends to mitigate the effects of the COVID-19 pandemic) and to a lesser extent, increases (in local currency) in commercial loans and credit card loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2021 amounted to €2,272 million, a 2.7% decrease compared with the €2,336 million recorded as of December 31, 2020, mainly due to the depreciation of the Turkish lira against the euro, partially offset by changes in the value of currency swaps, mainly as a result of fluctuations in market interest rates.
Customer deposits at amortized cost of this operating segment as of December 31, 2021 amounted to €38,341 million, a 2.6% decrease compared with the €39,353 million recorded as of December 31, 2020, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase (in local currency) in demand deposits (both denominated in Turkish lira and in foreign currencies) and, to a lesser extent, time deposits denominated in Turkish lira. In local currency, deposits were positively affected by the depreciation of the Turkish lira and the high inflation environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2021 amounted to €3,895 million, a 13.7% increase compared with the €3,425 million as of December 31, 2020, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio of this operating segment increased to 7.1% as of December 31, 2021 from 6.6% as of December 31, 2020, mainly as a result of the update in the definition of credit impaired asset (see “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”) and the change in staging of a large customer of the wholesale portfolio during the first half of 2021, partially offset by higher write-offs during the second half of 2021. This operating segment’s non-performing loan coverage ratio decreased to 75% as of December 31, 2021 from 80% as of December 31, 2020.
South America
The South America operating segment includes the Group’s banking and insurance businesses in the region.

The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
The sale of BBVA Paraguay closed in January 2021. See “—History and Development of the Company—Capital Divestitures—2021”.
As of December 31, 2021, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro compared to December 31, 2020, by 11.3%, 6.6% and 1.3%, respectively. Changes in exchanges rates have adversely affected the business activity of the South America operating segment as of December 31, 2021 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2021, 2020 and 2019, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies— Hyperinflationary economies”).
Cash, cash balances at central banks and other demand deposits as of December 31, 2021 amounted to €8,549 million, a 20.0% increase compared with the €7,127 million recorded as of December 31, 2020, mainly due to an increase in cash and cash equivalents held at most of the central banks within this operating segment as a result of the central banks in the region having started rate hike cycles and the withdrawal of stimulus programs intended to mitigate the impact of the COVID-19 crisis.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2021 amounted to €7,175 million, a 2.1% decrease compared with the €7,329 million recorded as of December 31, 2020, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2021 amounted to €37,747 million, a 2.1% decrease compared with the €38,549 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of December 31, 2021 amounted to €34,608 million, a 3.0% increase compared with the €33,615 million recorded as of December 31, 2020, mainly as a result of the increase in the retail portfolio and commercial loans in Colombia, the increase in credit card loans in Argentina and the increase in consumer and mortgage loans in Peru (in light of the improved economic conditions), partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro and the sale of BBVA Paraguay closed in January 2021 (see “—History and Development of the Company—Capital Divestitures—2021”).
Customer deposits at amortized cost of this operating segment as of December 31, 2021 amounted to €36,340 million, a 1.4% decrease compared with the €36,874 million recorded as of December 31, 2020, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro and the sale of BBVA Paraguay closed in January 2021 (see “—History and Development of the Company—Capital Divestitures—2021”), partially offset by increases in demand deposits.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2021 amounted to €14,756 million, a 7.5% increase compared with the €13,722 million as of December 31, 2020, mainly due to the recovery in mutual funds in Argentina, after the temporary withdrawal of funds invested in mutual funds due to market instability, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.
The non-performing loan ratio of this operating segment as of December 31, 2021 and 2020 stood at 4.5% and 4.4%, mainly as a result of the update in the definition of credit impaired asset, which led to an increase in impaired loans particularly in Peru (see “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”) and the increase in impaired loans in the retail portfolio in Argentina and Colombia and in the retail (SME loans segment) and corporate portfolios in Peru, partially offset by higher write-offs and better recovery ratio in Uruguay and the increases in the retail and commercial loans portfolios in Colombia and Argentina. This operating segment’s non-performing loan coverage ratio decreased to 99% as of December 31, 2021, from 110% as of December 31, 2020.

Rest of Business
This operating segment includes the wholesale activity carried out by the Group in Europe, excluding Spain, and the United States through the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also includes the banking business developed through the five BBVA branches located in Asia (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai).
Cash, cash balances at central banks and other demand deposits as of December 31, 2021 amounted to €3,970 million, a 35.1% decrease compared with the €6,121 million recorded as of December 31, 2020. Other demand deposits of this operating segment as of December 31, 2020 was positively impacted by the customers’ preference for holding liquid assets, in particular, at the New York branch, in response to the uncertain environment caused by the COVID-19 pandemic.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2021 amounted to €5,684 million compared with the €1,470 million recorded as of December 31, 2020 mainly due to increased activity of the New York branch, which led to an increase in loans and advances recorded under “Financial assets held for trading”, due, in part, to the appreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2021 amounted to €30,299 million, an 11.3% increase compared with the €27,213 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of December 31, 2021 amounted to €26,949 million, a 12.2% increase compared with the €24,015 million recorded as of December 31, 2020 mainly due to increased activity in the branches located in Asia, and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of December 31, 2021 amounted to €6,266 million, a 32.9% decrease compared with the €9,333 million recorded as of December 31, 2020, mainly as a result of the decrease in deposits from wholesale customers at the New York branch. Customer deposits at amortized cost of this operating segment as of December 31, 2020 was positively impacted by the customers’ preference for holding liquid assets in response to the uncertain environment caused by the COVID-19 pandemic, following the implementation of the Paycheck Protection Program in the United States, which effect significantly decreased in 2021.
Off-balance sheet pension funds in this operating segment as of December 31, 2021 amounted to €597 million, a 4.9% increase compared with the €569 million recorded as of December 31, 2020.
The non-performing loan ratio of this operating segment as of December 31, 2021 decreased to 0.7% from 1.0% as of December 31, 2020 mainly driven by loan growth due to increased activity and higher recoveries from the wholesale portfolio, in particular, in Europe. This operating segment’s non-performing loan coverage ratio increased to 116% as of December 31, 2021, from 109% as of December 31, 2020.
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

The Eurosystem determines and executes the policy for the single monetary union of the 19 member countries of the EMU. The Eurosystem collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks carried out by the Eurosystem include:
•defining and implementing the single monetary policy of the EMU;
•conducting foreign exchange operations in accordance with the set exchange policy;
•lending to national monetary financial institutions in collateralized operations;
•holding and managing the official foreign reserves of the member states; and
•promoting the smooth operation of the payment systems.
In addition, the Treaty on the EU (“EU Treaty”) establishes a series of rules designed to safeguard the independence of the system, in its institutional as well as its administrative functions.
Supervision and Regulation
This section discusses the most significant supervision and regulatory matters applicable to us as a bank organized under the laws of Spain, our principal market, and as a result of activities we undertake in the European Union. Further below, this section also includes information regarding supervision and regulatory matters applicable to our operations in Mexico, Turkey and the United States. Our operations in the United States have been significantly reduced following the completion of the USA Sale (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”).
The Bank’s “home” supervisor is the European Central Bank (“ECB”) at the European level and the Bank of Spain at the national level, both authorities being part of the Single Supervisory Mechanism (“SSM”). The BBVA Group is also subject to supervision by a wide variety of other local authorities given the Bank’s global presence, which are considered to be “host” supervisors given the Bank’s foreign origin. These include authorities in countries such as the United States (the Federal Reserve Bank of New York (“FRBNY”) has the primary supervisory responsibility for the Bank’s New York branch, with input from other Federal and State authorities that have supervisory responsibilities for various BBVA entities operating in the United States), Mexico, Turkey and the whole of BBVA’s footprint in South America.
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
The second pillar of the EBU relates to resolution mechanisms and includes the Single Resolution Mechanism (“SRM”), for which the SRB was created. The SRB, located in Brussels, works closely with the National Resolution Authorities (“NRAs”), and, in the case of Spain, the Bank of Spain and the Fund for Orderly Banking Restructuring (“FROB”), to ensure the orderly resolution of failing banks with minimum impact on the real economy, the financial system and the public finances of the participating EU member states and other countries.
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

Banking resolution, previously not prioritized by regulatory authorities, became crucial following the prior financial crisis and the need to inject substantial taxpayer funds into financial institutions. The idea that underlies banking resolution is that a “bail-in” is preferable to a “bail-out”. A “bail-out” occurs when outside investors, such as a government, rescue a bank by injecting money to help make debt payments. In the past, such as during the prior financial crisis, “bail-outs” helped save banks from failing, with taxpayers assuming the risks associated with their inability to make debt payments. On the other hand, a “bail-in” occurs when a bank’s creditors (in addition to its shareholders) are forced to bear some of the burden by having some or all of their debt written off. See “—Capital Requirements, MREL and Resolution” below.
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
In addition, any work done during the year related to on-site inspections, deep dives, thematic reviews, internal model investigations and other ad hoc requests (e.g., targeted review) feeds into the SREP. The SREP culminates with a supervisory dialogue at the end of the year, where a preliminary review of the bank is presented. In addition, prior to the beginning of each year, the SSM presents a Supervisory Examination Program (“SEP”) which details the inspections, high-level meetings and potential visits to group subsidiaries that are forecasted to occur throughout the year. The process for creating a SEP for each entity begins with defining the SSM’s risk dashboard and the classification of risks according to their probability of occurring and probable magnitude of impact, which then translates into the SSM’s priorities for the following year.
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

The SSM also performs comprehensive assessments, together with the NCAs, over the banks it directly supervises. These are performed either regularly (at periodic intervals) or on an ad hoc basis (e.g., when an EU member state requests to be part of the EBU). These comprehensive assessments include two parts: (a) asset quality reviews of the banks’ exposures and (b) stress testing of the banks’ balance sheets under different scenarios. Furthermore, the EBA also organizes and performs an EU-wide stress test in coordination with the ECB. This test, which occurs every two years, does not confer a pass or fail result but instead contributes to determining “Pillar 2” guidance. While “Pillar 2” guidance is a non-binding capital requirement, the EBA nonetheless expects compliance with it. In those years in which there is no EBA stress test, the SSM organizes a more specific stress test concerning a particular topic, such as the impact of interest rate risk on the banking book or liquidity.
Due to the COVID-19 pandemic crisis, the EBA postponed the scheduled 2020 stress test by one year. This was one of the several measures taken by the regulators and supervisors in Europe in order to provide relief for banks at the operational, capital and liquidity levels. The ECB also issued a recommendation in March 2020 stating that banks under its direct supervision should not distribute capital in the form of dividends and share buybacks during 2020, and should refrain from making variable discretionary remuneration payments in order to preserve their capital position and lending capacity. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021. On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing its recommendation of July 2020, and recommending that significant credit institutions (which would include the Group) exercise extreme prudence when deciding on or paying out dividends or carrying out share buy-backs aimed at remunerating shareholders. On July 23, 2021 the ECB decided not to extend beyond September 2021 its recommendation that all banks limit dividends. Instead, supervisors will assess the capital and distribution plans of each bank as part of the regular supervisory process. For additional information, see “—Dividends”.
In 2021, there was an EU-wide stress test. Its results showed that the euro area banking system appeared to be resilient to adverse economic developments. The Common Equity Tier 1 (CET1) capital ratio of the 89 banks in the stress test would fall by an average of 5.2 percentage points, to 9.9% from 15.1%, if they were exposed to a three-year stress period marked by challenging macroeconomic conditions.
During 2022, the ECB will be conducting a stress test on climate-related risks (CST). The output of the stress test exercise will be integrated into the SREP using a qualitative approach. No direct capital impact via the Pillar 2 Guidance (“P2G”) is envisaged. ECB considers this stress test to be a learning exercise for banks and supervisors alike. It aims to identify vulnerabilities, industry best practices and the challenges faced by banks. The exercise will also help enhance data availability and quality, and allow supervisors to better understand the stress-testing frameworks banks use to gauge climate risk. See “Item 3. Key Information—Risk Factors—Business Risks—The Group is exposed to various risks in connection with climate change”.
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

Capital Requirements, MREL and Resolution
In December 2010, the Basel Committee proposed a number of fundamental reforms to the regulatory capital framework for internationally active banks (the “Basel III capital reforms”). The Basel III capital reforms raised the quantity and quality of capital required to be held by a financial institution with an emphasis on CET1 capital.

As a Spanish credit institution, the BBVA Group is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC, and repealing Directives 2006/48/EC and 2006/49/EC (as amended, replaced or supplemented from time to time, the “CRD IV Directive”), through which the EU began implementing the Basel III capital reforms. The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms, and amending Regulation (EU) No. 648/2012 (as amended, replaced or supplemented from time to time, the “CRR I” and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or CRR I which may from time to time be applicable in Spain, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of the CRD IV Directive into Spanish law took place through Royal Decree-Law 14/2013, of November 29, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“Royal Decree 84/2015”), Bank of Spain Circular 2/2014 of January 31, and Bank of Spain Circular 2/2016, of February 2 (the “Bank of Spain Circular 2/2016”).

On June 7, 2019, the following amendments to CRD IV and Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD I”) and Regulation (EU) No. 806/2014 of the European Parliament and of the Council of July 15, 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation I”) were published:

•Directive 2019/878/EU of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, the “CRD V Directive”) amending the CRD IV Directive (the CRD IV Directive as so amended by the CRD V Directive and as amended, replaced or supplemented from time to time, the “CRD Directive”);

•Directive 2019/879/EU of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, “BRRD II”) amending, among other things, BRRD I as regards the loss-absorbing and recapitalization capacity of credit institutions and investment firms (BRRD I as so amended by BRRD II and as amended, replaced or supplemented from time to time, the “BRRD”);

•Regulation (EU) No. 876/2019 of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, “CRR II” and, together with the CRD V Directive, “CRD V”) amending CRR I as regards the leverage ratio, the net stable funding ratio, requirements on own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) 648/2012 (CRR I as so amended by CRR II and as amended, superseded or supplemented from time to time, the “CRR”); and

•Regulation (EU) No. 877/2019 of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time, the “SRM Regulation II”) amending the SRM Regulation I as regards the loss-absorbing and recapitalization capacity of credit institutions and investment firms (SRM Regulation I as so amended by SRM Regulation II and as amended, replaced or supplemented from time to time, the “SRM Regulation”) (CRD V, together with BRRD II and the SRM Regulation II, the “EU Banking Reforms”).

CRD IV, among other things, established a “Pillar 1” minimum capital requirement and increased the level of capital required through the “combined capital buffer requirement” that institutions must comply with from 2016 onwards. The “combined capital buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the G-SIB buffer, (iii) the institution-specific counter-cyclical capital buffer, (iv) the D-SIB buffer and (v) the systemic risk buffer (a buffer to prevent systemic or macroprudential risks). The “combined capital buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and must be satisfied with additional CET1 capital to that provided to meet the “Pillar 1” minimum capital requirement.

The G-SIB buffer is applicable to the institutions included in the list of G-SIBs, which is updated annually by the FSB. The Bank was excluded from this list with effect as from January 1, 2017, so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, the Bank will no longer be required to maintain the G-SIB buffer.

The Bank of Spain announced on July 29, 2021 that the Bank continues to be considered a D-SIB at a consolidated level and is required to maintain a fully-loaded D-SIB buffer equivalent to a CET1 ratio of 0.75% on a consolidated basis.

In December 2015, the Bank of Spain agreed to set the counter cyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. This percentage is reviewed quarterly. The Bank of Spain agreed on September 28, 2021 to maintain the counter cyclical capital buffer applicable to credit exposures in Spain at 0% for the fourth quarter of 2021. As of the date of this Annual Report, the counter cyclical capital buffer applicable to the Group stands at 0.01%.

Additionally, Article 104 of the CRD Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplates the possibility that the supervisory authorities may require credit institutions to meet capital requirements exceeding the “Pillar 1” minimum capital requirements and the “combined capital buffer requirement” by establishing “Pillar 2” capital requirements (which, with respect to other requirements, are above the “Pillar 1” requirements and below the “combined capital buffer requirement”).

Furthermore, the ECB is required, under Regulation (EU) No. 468/2014 of the ECB of April 16, 2014 establishing the framework for cooperation within the Single Supervisory Mechanism (“SSM”) between the ECB and national competent authorities and with national designated authorities (the “SSM Framework Regulation”), to carry out a SREP for the Bank and the Group at least on an annual basis.

On July 19, 2018, the EBA published its final guidelines intended to further enhance risk management by institutions and the convergence of supervision with respect to the SREP. These guidelines focus on stress testing, particularly to determine “Pillar 2” capital guidance and the level of interest rate risk. As of July 23, 2020, the EBA published further guidelines on the 2020 SREP in light of the crisis generated by COVID-19. Additionally, on June 28, 2021 the EBA published further draft amended guidelines regarding the implementation of changes introduced by the CRD V Directive that, when finally adopted, will repeal and replace current SREP guidelines.

In response to the COVID-19 pandemic, the ECB announced on March 12, 2020 that it will allow banks to partially use AT1 and Tier 2 instruments to meet the “Pillar 2” requirement, being this measure introduced by CRD V and initially expected to be implemented in 2021. In particular, the composition of the capital instruments to meet the “Pillar 2” requirement, shall be made up in the form of 56.25% of CET1 capital and 75% of Tier 1 capital, as a minimum.

Consequently, all additional “Pillar 2” own funds requirements that the ECB may impose on the Bank and/or the Group under the SREP will require the Bank and/or the Group to maintain capital levels higher than the “Pillar 1” minimum capital requirement.

As a result of the most recent SREP carried out by the ECB, and the implementation of the aforementioned measures by the ECB on March 12, 2020, by means of which banks may partially use AT1 and Tier 2 capital instruments in order to fulfil the “Pillar 2” requirement, BBVA must maintain, at a consolidated level, a CET1 ratio of 8.60% and a total capital ratio of 12.76%. The consolidated overall capital requirement includes: i) the minimum capital requirement of Pillar 1 of 8.0%, that must be composed by a minimum CET1 of 4.5%; ii) the “Pillar 2” capital requirement of 1.5%, that must be composed by a minimum CET1 of 0.84%; iii) the capital conservation buffer (2.5% of CET1); iv) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and v) the capital buffer for Countercyclical Risk (0.01% of CET1). Likewise, BBVA must maintain, on an individual level, a CET1 ratio of 7.86% and a total capital ratio of 12.02%.

For further information on the countercyclical capital buffer and the total capital requirements applicable to the BBVA Group, see Note 32 to our Consolidated Financial Statements.

In accordance with Article 48 of Law 10/2014, Article 73 of Royal Decree 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any institution not meeting its “combined capital buffer requirement” is required to calculate its MDA as stipulated in such legislation. Should that requirement not be met and until the MDA has been calculated and communicated to the Bank of Spain, the relevant institution shall not make any: (i) distributions relating to CET1 capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to AT1 instruments (“discretionary payments”), and once the MDA has been calculated and communicated to the Bank of Spain, the discretionary payments will be subject to the limit of the calculated MDA.

Additionally, pursuant to Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures provided by Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds and limiting or prohibiting the distribution of dividends, respectively, will also entail the requirement to determine the MDA and to restrict discretionary payments to such MDA. In accordance with the EU Banking Reforms, the calculation of the MDA and the restrictions described in the preceding paragraph while such calculation is pending, shall also be triggered by a breach of the MREL requirement (see “Item 3. Key Information—Risk Factors—Legal Risks—Regulatory, Tax, Compliance and Reporting Risks—Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations”) or a breach of the minimum leverage ratio requirement.
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

Additionally, CRD II sets a binding leverage ratio requirement of 3% of Tier 1 capital that is added to the own funds requirements and to the requirements based on an entity’s RWAs. In particular, any breach of this leverage ratio would entail the need to determine the MDA and the related consequences.

Furthermore, on December 7, 2017 the BCBS announced the end of the Basel III reforms (informally referred to as Basel IV). These reforms include changes to the risk weightings applied to the different assets and measures to enhance the sensitivity to risk in those weightings and impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such approaches and enhance comparability among banks in which such internal ratings-based approaches are used. This reform will also (i) modify the calculation of the Operational Risk, which could have a negative impact on the capital of the Group; and (ii) limit the use of internal risk models, with a minimum capital requirement of RWAs calculated using only the standardized approaches. The application of this reform in Europe is still underway and there is no certainty on its final rules and the date of implementation.

In addition, the ECB has announced that a targeted review of internal models (“TRIM”) is being conducted on the internal models used by banks subject to its supervision to calculate their RWAs, in order to reduce inconsistencies and unjustified variability in these internal models throughout the European Union. Any final results of the TRIM could imply a change in the internal models used by banks and, at the same time, increases or decreases in the capital needs of banks, including the Bank.

The BRRD (which has been implemented in Spain through Law 11/2015 and RD 1012/2015) and the SRM Regulation are designed to provide the authorities with mechanisms and instruments to intervene sufficiently early and rapidly in failing or likely to fail credit institutions or investment firms (each, an Entity) in order to ensure the continuity of the Entity’s critical financial and economic functions, while minimizing the impact of its non-feasibility on the economic and financial system. The BRRD further provides that a Member State may only use additional financial stabilization instruments to provide extraordinary public financial support as a last resort, once the following resolution instruments have been evaluated and used to the fullest extent possible while maintaining financial stability.

In accordance with the provisions of Article 20 of Law 11/2015, an Entity will be considered as failing or likely to fail in any of the following situations: (i) when the Entity significantly fails, or may reasonably be expected to significantly fail in the near future, to comply with the solvency requirements or other requirements necessary to maintain its authorization; (ii) when the Entity’s enforceable liabilities exceeds its assets, or it is reasonably foreseeable that they will exceed them in the near future; (iii) when the Entity is unable, or it is reasonably foreseeable that it will not be able, to meet its enforceable obligations in a timely manner; or (iv) when the Entity needs extraordinary public financial support (except in limited circumstances). The decision as to whether the Entity is failing or likely to fail may depend on a number of factors which may be outside of that Entity’s control.

In line with the provisions of the BRRD, Law 11/2015 contains four resolution tools which may be used individually or in any combination, when the Relevant Spanish Resolution Authority considers that (a) an Entity is non-viable or is failing or likely to fail, (b) there is no reasonable prospect of any other measures that would prevent the failure of such Entity within a reasonable period of time and (c) resolution is necessary or advisable, rather than the winding up of the Entity through ordinary insolvency proceedings, for reasons of public interest.

The four resolution instruments are (i) the sale of the Entity’s business, which enables the resolution authorities to transfer, under market conditions, all or part of the business of the Entity being resolved; (ii) bridge institution, which enables resolution authorities to transfer all or part of the business of the Entity to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control); (iii) asset separation, which enables resolution authorities to transfer certain categories of assets (normally impaired or otherwise problematic) to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) the “Bail-in Tool”. Any exercise of the Bail-in Tool by the Relevant Spanish Resolution Authority may include the write down and/or conversion into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Bail-in Tool) of certain unsecured debt claims of an institution (including capital instruments such as the Preferred Securities).

In the event that an Entity is in a resolution situation, the Bail-in Tool is understood to mean any write-down, conversion, transfer, modification, or suspension power existing from time to time under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as amended, replaced or supplemented from time to time), including, but not limited to (a) Law 11/2015, (b) RD 1012/2015; and (c) the SRM Regulation, each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised.

In accordance with the provisions of Article 48 of Law 11/2015 (without prejudice to any exclusions that may be applied by the Relevant Spanish Resolution Authority in accordance with Article 43 of Law 11/2015), in the event of any application of the Bail-in Tool, any resulting write-down or conversion by the Relevant Spanish Resolution Authority will be carried out in the following sequence: (i) CET1 items; (ii) the principal amount of Additional Tier 1 capital instruments; (iii) the principal amount of Tier 2 capital instruments; (iv) the principal amount of other subordinated claims other than Additional Tier 1 capital or Tier 2 capital; and (v) the principal or outstanding amount of the remaining eligible liabilities in the order of the hierarchy of claims in normal insolvency proceedings (with senior non-preferred claims (créditos ordinarios no preferentes) subject to the Bail-in Tool after any subordinated claims (créditos subordinados) of the Bank but before the other senior claims of the Bank).

In addition to the Bail-in Tool, the BRRD, Law 11/2015 and the SRM Regulation provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments such as the Preferred Securities (and, pursuant to BRRD II and the SRM Regulation II, certain internal eligible liabilities and instruments) at the point of non-viability (Non-Viability Loss Absorption and, together with the Bail-in Tool, the Spanish Statutory Loss-Absorption Powers) of an Entity. Any write-down or conversion must follow the same insolvency hierarchy as described above. The point of non-viability of an Entity is the point at which the Relevant Spanish Resolution Authority determines that the Entity meets the conditions for resolution or will no longer be viable unless the relevant capital instruments (such as the Preferred Securities) are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Bail-in Tool or any other resolution tool or power (where the conditions for resolution referred to above are met) or in combination with such exercise in respect of all eligible liabilities.

In addition, the EBA has published certain technical regulation standards and technical implementation standards to be adopted by the European Commission, in addition to other guidelines. These standards and guidelines could potentially be relevant in determining when or how a Relevant Spanish Resolution Authority may exercise the Bail-in Tool and/or impose a Non-Viability Loss Absorption. These include guidelines on the treatment of shareholders when applying the Bail-in Tool or Non-Viability Loss Absorption, as well as on the rate for converting debt into shares or other securities or debentures in the application of the Bail-in Tool and/or Non-Viability Loss Absorption.

To the extent that any resulting treatment of a holder of the Bank’s securities pursuant to the exercise of the Bail-in Tool is less favorable than would have been the case under such hierarchy in normal insolvency proceedings, a holder of such affected securities would have a right to compensation under the BRRD and the SRM Regulation based on an independent valuation of the institution, in accordance with Article 10 of RD 1012/2015 and the SRM Regulation, together with any other compensation provided for in any Applicable Banking Regulations (as defined below) including, inter alia, compensation in accordance with Article 36.5 of Law 11/2015. However, if the treatment of a creditor following a Non-Viability Loss Absorption is less favorable than it would have been under ordinary insolvency proceedings, it is uncertain whether said creditor would be entitled to the compensation provided for in the BRRD and the SRM Regulation.

Applicable Banking Regulations means at any time the laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then applicable to the Bank and/or the Group including, inter alia, the CRD Directive, CRR, BRRD, the SRM Regulation and those laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then in effect in Spain (whether or not such regulations, requirements, guidelines or policies have the force of law and whether or not they are applied generally or specifically to the Bank and/or the Group).

Relevant Spanish Resolution Authority means the FROB, the SRB, the Bank of Spain, the Spanish Securities Market Commission or any other entity with the authority to exercise any of the resolution tools and powers contained in Law 11/2015 and the SRM Regulation from time to time.

Law 11/2015 means Law 11/2015, of June 18, on the recovery and resolution of credit institutions and investment firms, as amended, replaced or supplemented from time to time, including as amended by Royal Decree Law 7/2021 of 27 April on the transposition of European Union directives in matters of credit institutions, among others.

The BRRD prescribes that banks shall hold a minimum level of own funds and eligible liabilities in relation to total liabilities known as MREL requirement. According to the Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016, supplementing BRRD I with regard to regulatory technical standards specifying the criteria relating to the methodology for setting the minimum requirement for own funds and eligible liabilities, the level of own funds and eligible liabilities required under MREL will be set by the resolution authority, in agreement with the competent authority, for each bank (and/or group) based on, among other things, the criteria set forth in Article 45 of the BRRD, including the systemic importance of the institution. Eligible liabilities may be senior or subordinated, provided that, among other requirements, they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted by the resolution authority of a member state under that law or through contractual provisions.

If the FROB, the Single Resolution Board or a Spanish Resolution Authority considers that there may be any obstacles to resolvability by the Bank and/or the Group, a higher MREL could be imposed.

The EU Banking Reforms provide that the breach by a bank of its MREL should be addressed by the competent authorities through their powers to address or remove obstacles to resolution, the exercise of their supervisory powers and their power to impose early intervention measures, administrative sanctions and other administrative measures. If there were a deficit in the level of an entity’s eligible own funds and liabilities, and that entity’s own funds were contributing to meeting the “combined capital buffer requirement,” these own funds would automatically be deemed to count toward meeting the MREL of said entity and would cease to count for purposes of meeting the “combined capital buffer requirement”, which could lead the entity to fail to comply with its “combined capital buffer requirement”. This could result in the need to calculate the MDA and the resolution authority would have the power (but not the obligation) to impose restrictions on the making of discretionary payments. Therefore, the Bank will have to fully comply with its “combined capital buffer requirement”, in addition to its MREL, to ensure that it can make discretionary payments.

In addition, in accordance with the EBA guidelines on the assumptions of triggering the use of early intervention measures of May 8, 2015, a significant deterioration in the amount of eligible liabilities and own funds held by an entity in order to comply with its MREL could place an entity in a situation where the conditions for early intervention are met, which could entail the application of early intervention measures by the competent resolution authority, which in the Spanish case are detailed in Articles 9 and 10 of Law 11/2015, including the intervention or provisional replacement of administrators.

The EU Banking Reforms further include, as part of MREL, a new subordination requirement of eligible instruments for G-SIBs and “top tier” banks (including the Bank) that will be determined according to their systemic importance, involving a minimum “Pillar 1” subordination requirement. This “Pillar 1” subordination requirement must be satisfied with own funds and other eligible MREL instruments (which MREL instruments may not for these purposes be senior debt instruments and only MREL instruments constituting “non-preferred” senior debt and other subordinated liabilities will be eligible for compliance with the subordination requirement). For “top tier” banks such as the Bank, this “Pillar 1” subordination requirement has been determined as the highest of 13.5% of the Bank’s RWAs and 5% of its leverage exposure. Resolution authorities may also impose further “Pillar 2” subordination requirements, which would be determined on a case-by-case basis but at a minimum level equal to the lower of 8% of a bank’s total liabilities and own funds and 27% of its RWAs.

On May 31, 2021, BBVA announced that it had received a communication from the Bank of Spain of its new MREL requirement, as determined by the SRB, replacing the previous MREL requirement that was received and communicated in November 2019. In accordance with this new communication, BBVA should maintain as of January 1, 2022, a MREL in RWAs consisting of a volume of own funds and eligible subordinated liabilities corresponding to 24.78% of the total RWAs of its resolution group at the subconsolidated level. Likewise, of this MREL in RWAs, the MREL RWAs subordination requirement requires 13.5% of the total RWAs to be fulfilled with subordinated instruments. As of December 31, 2021, the own funds and eligible liabilities of the resolution group at the subconsolidated level corresponded to 28.34% of its RWAs, and the subordinated own funds and eligible liabilities corresponded to 24.65% of the RWAs. Nevertheless, the MREL in RWAs and the MREL RWAs subordination requirement do not include the combined capital buffer requirement applicable from time to time.

Moreover, the MREL in RWAs and the MREL RWAs subordination requirement are equivalent to 10.25% and 5.84% of the leverage ratio exposure measure, respectively.

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
Within the resolution scheme, the SRF may be used only to the extent necessary to ensure the effective application of the resolution tools, as last resort, in particular:
•To guarantee the assets or the liabilities of the institution under resolution;
•To make loans to or to purchase assets of the institution under resolution;
•To make contributions to a bridge institution and an asset management vehicle;
•To make a contribution to the institution under resolution in lieu of the write-down or conversion of liabilities of certain creditors under specific conditions;
•To pay compensation to shareholders or creditors who incurred greater losses than under normal insolvency proceedings.
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
Concentration of Risk
In accordance with Article 392 of Regulation (EU) 2019/876 (“CRR II”), an institution's exposure to a client or a group of connected clients shall be considered a large exposure where the value of the exposure is equal to or exceeds 10% of its Tier 1 capital.
Additionally, according to Article 395 of Regulation (EU) 2019/876 (“CRR II”) an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to a client or a group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the institution's Tier 1 capital or €150 million, whichever is higher, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to all connected clients that are not institutions does not exceed 25% of the institution's Tier 1 capital.
Where the amount of €150 million is higher than 25% of the institution's Tier 1 capital, the value of the exposure, after having taken into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of this Regulation, shall not exceed a reasonable limit in terms of that institution's Tier 1 capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36/EU in order to address and control concentration risk. That limit shall not exceed 100% of the institution's Tier 1 capital.
Legal and Other Restricted Reserves
We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Requirements, MREL and Resolution”.

Impairment of Financial Assets
Historically, the definition of credit impaired asset under IFRS 9 used by the Group has been substantially consistent with the definition of default for internal credit risk management, which is the definition used for regulatory purposes. In 2021, the Group updated its definition of default for internal credit risk management purposes to conform to that set forth in the EBA Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). As a result thereof, the Group has deemed it appropriate to update the definition of credit impaired asset (Stage 3), considering it a change in accounting estimate, so that such definition continues to be substantially consistent with the definition of default used for internal credit risk management.

The Group estimates that the update in the definition of credit impaired asset (Stage 3) led to an increase of €1,262 million in impaired financial assets as of December 31, 2021. The impact of this change on expected credit losses is not considered to be significant, since most of the affected transactions were previously classified within Stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the transactions. For a discussion of applicable accounting standards related to loss allowances on financial assets and the method for calculating expected credit loss, see Note 2.2.1 to our Consolidated Financial Statements. See also “—Selected Statistical Information—ASSETS—Impaired loans” and “Item 5. Operating and Financial Review and Prospects—Operating Results”.
Dividends
A bank may generally dedicate all of its net profits and its distributable reserves to the payment of dividends. In no event may dividends be paid from non-distributable reserves. For additional information see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

Since January 1, 2016, according to CRD IV, those credit entities required to calculate their MDA are subject to restrictions on discretionary payments, which include, among others, dividend payments. See “—Capital Requirements, MREL and Resolution”.

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
Regarding loans, there are separate regulations applying to consumer loans and residential loans which are, in both cases, mainly derived from European legislation, including Directive (EU) 2008/48 (relating to credit agreements for consumers) and Directive (EU) 2014/17 (relating to credit agreements for residential immovable property). In 2019, Law 5/2019, of March 15, regulating real estate credit agreements (“Law 5/2019”) was passed. It applies to individuals, whether or not they are consumers, and sets limits on default interest, early maturity and early repayment fees, and provides a comprehensive framework of pre-contractual information provisions. Law 5/2019 also requires that a notarial act shall be granted prior to signing a residential credit agreement in which the notary verifies that the bank has fulfilled all of its legal pre-contractual information obligations and that the borrower has understood all the clauses contained in the European Standard Information Sheet (“ESIS”).
The regulatory framework also includes specific regulations designed to protect the most vulnerable customers, such as the requirement for banks to offer basic accounts to customers without access to ordinary bank accounts. Basic accounts may be free of charge or have a maximum monthly cost of three euros. In the area of mortgage lending, there is a code of good practice regulated by Royal Decree Law 6/2012 to be adhered to by financial entities to facilitate the refinancing of mortgage debt by debtors who suffer extraordinary difficulties in meeting their payment obligations including features such as dation-in-payment as a refinance measure.
In 2020, extensive regulation about revolving credit was approved by Order ETD/699/2020, of July 24, regulating revolving credit and amending Order ECO/697/2004, of March 11, on the Central Risk Information Office, Order EHA/1718/2010, of June 11, regulating and controlling the advertising of banking services and products and Order EHA/2899/2011, of October 28, on transparency and protection of customers of banking services. This new regulation sets out, among others, new provisions on creditworthiness assessment and transparency requirements for revolving credit. In particular, lenders shall assess whether customers could repay amounts equal to at least 25% of the credit on an annual basis. Regarding European cross-border payments, Regulation 2019/518 introduced two amendments to Regulation 924/2009: (i) the extension of the equality of charges principle to non-euro Member States; and (ii) new rules on the transparency of charges regarding currency conversions for payments at the point of sale or at ATM machines, as well as for credit transfers. The main changes introduced by this regulation entered into force in December 2019 and April 2020 and some obligations of information, related to electronic communications, came into force in April 2021.
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
Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”) Circular 2/2020, of October 28, on the advertising of investment products and services, complemented and developed Order EHA/1717/2010, of June 11, on the regulation and control of advertising of investment services and products, of the Ministry of Economy and Finance.
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

In relation to insolvency regulation, COVID-19 led to the adoption of Royal Decree Law 5/2021, which introduced the following measures: (i) a Code of Good Practices passed by the Council of Ministers Agreement on May 11, 2021, (ii) the regime for the collection of credits with ICO guarantees (also developed subsequently by the abovementioned Council of Ministers Agreement) and (iii) extension of the exemption from the debtor’s duty to request the declaration of insolvency proceedings until December 31, 2021. This period has been extended until June 30, 2022 by Royal Decree Law 27/2021 extending measures to support the recovery.
Royal Decree Law 5/2021 envisages three levels of measures in relation to ICO guaranteed loans to strengthen corporate solvency: (i) the extension of the maturity of guaranteed loans, (ii) the conversion of guaranteed loans into shareholder ones, maintaining the ICO guarantee and (iii) transfers of funds to the self-employed and companies to reduce the guaranteed financing. The aim of these measures is to strengthen the solvency of those companies and self-employed workers who, despite having viable businesses, have seen their financial situation worsened as a result of the COVID-19 crisis.
For information on additional measures adopted in response to the COVID-19 pandemic, see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―COVID-19 pandemic—Measures adopted in light of the COVID-19 pandemic—Spain”.
In 2021, the bill for the reform of the Insolvency Law for the transposition of Directive (EU) 2019/1023 of the European Parliament and of the Council of June 20, 2019 on frameworks for preventive restructuring, debt waivers and disqualifications, and on measures to increase the efficiency of restructuring, insolvency and debt waiver procedures was published. That bill provides for (i) the creation of a new state of insolvency (“the likelihood of insolvency”), prior to imminent and actual insolvency, which enables access to certain pre-bankruptcy institutions, (ii) the removal of out-of-court payment agreements and refinancing agreements, introducing instead “Restructuring Plans” and (iii) the new “Special procedure for micro-enterprises” applicable to debtors, whether natural or legal persons, that meet certain characteristics.
Regarding real estate, the Spanish government and the governments of several autonomous regions of Spain have taken measures to improve access to housing by either supporting public housing or protecting mortgage owners and/or home renters. Some of these measures affect the Bank. Measures adopted by autonomous regions include the following:
•In the Autonomous Region of Valencia, Decree Law 6/2020 of June 5, supports public housing by introducing prospective and retrospective rights of first refusal (derechos de tanteo y retracto) of the Generalitat of Valencia in connection with transfers of housing acquired by means of settling mortgage debts (dation-in-payment or “dación en pago”), transfer of buildings containing a minimum of five dwellings, transfers of ten or more dwellings and housing acquired in a judicial mortgage foreclosure proceeding. In addition, Decree 130/2021, of October 1 is intended to force the letting of unoccupied homes that are in the hands of large landlords (more than ten properties) by providing for a registry of unoccupied houses, administrative inspections and a sanctions regime.
•In the Balearic Islands, Decree Law 4/2021, of May 3, contemplates various access to housing measures, including: (i) a mandatory social renting for dwellings subject to judicial or extrajudicial proceedings; (ii) pre-emption acquisition rights; (iii) procedures for the exercise of the right of first refusal and pre-emption rights; (iv) an assignment of unoccupied housing; and (v) a sanctioning regime.
Several European Union’s sustainability initiatives are expected to strongly impact the asset management business during 2022. The asset managers shall have to integrate sustainability risks and factors into their organizational requirements by August 2022 due to the amendments of the Alternative Investment Fund (“AIF”) and Undertakings for the Collective Investment of Transferable Securities (“UCITS”) regulations approved in 2021. Moreover, pursuant to the modifications of MiFID II approved in 2021, clients’ sustainability preferences will need to be part of the suitability assessments by August 2022 and sustainability preferences and sustainability factors will need to be considered in the target market analysis from November 2022. In order to accomplish the aforementioned changes successfully, it is viewed as essential that the delegated acts developing the EU Sustainable Finance Disclosure Regulation (“SFDR”) and the Taxonomy Regulation are approved and published on time. Further, the implementation of SFDR will require that asset managers report the principal adverse impacts of their investments based on numerous ESG indicators and they will also have to adapt the precontractual and periodic information they provide to customers in respect of light and dark green funds, in accordance with new templates and information requirements.
Also in the asset management sector, Law 11/2021, of July 9, 2021, on measures to prevent and combat tax fraud, impose new requirements for Spanish SICAVs (public limited companies whose object is to invest in financial assets). For this reason, it is foreseen that a large number of Spanish SICAVs will enter into liquidation in 2022.

Regarding the pension funds sector, the government is promoting a profound modification of the regulation of the private pension system aimed at boosting occupational retirement institutions and penalizing individual pension plans. This modification has resulted in the following: (i) first, in a reduction of the contribution limits in private social security schemes: the maximum contribution has been reduced, from January 1, 2021, from €8,000 to €2,000. Additionally, the General Budget Law for 2022 includes further reductions (up to €1,500); and (ii) second, public-promoted occupational retirement institutions and simplified pension plans. That law seeks to boost the occupational retirement institutions by creating a new category which would be publicly promoted; the management and depositary entities of such new institutions shall be appointed after a public bidding process.
In terms of financial services legislation, Regulation (EU) 1286/2014 (the “PRIIPs Regulation”) which became applicable on January 1, 2018 for packaged retail and insurance-based investment products (“PRIIPs”) except UCITS, will be applicable also for UCITS from December 31, 2022. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”) and will require to adapt all the KIDs for UCITS to the PRIIPSs Regulation. Also in the financial services field, the European Union has passed the Directive 2021/338 which amends MiFID II. Such amendment is focused on the reduction of potential administrative burdens in the context of the provision of financial services. The Directive should be implemented by Member States by November 28, 2021 and be applicable from February 28, 2022. Additional changes to MiFID II, of a more complex nature, are expected for the next few years and public authorities have made a consultation process in order to obtain feedback from the public. This amendment of MiFID II could have an impact in the entities but its implementation is not expected for the next year.
The European Union has also been very active in terms of adopting legislation to preserve financial stability. In this regard, the BBVA Group has been subject to initial margin requirements under Regulation (EU) 648/2012, regarding OTC derivatives, central counterparties and trade repositories, since September 2019, as well as similar legislation in other geographies. In addition, BBVA Group entities classified as financial counterparties are required to post and receive initial margins when dealing with other in-scope entities.
The other main initiative in which both the public and private sectors have been fully involved during the last few years is the interbank offered rates (“IBORs”) reform led by the Financial Stability Board. BBVA has set up an internal working group to analyze the potential impact of IBORs reform and actions to be taken in relation thereto. In this regard, changes have been made to legacy contracts (mainly those linked to LIBOR and EONIA) and in certain templates for new agreements in order to avoid or reduce the exposure to IBORs. Regarding changes to EURIBOR, at the end of November 2019, the European Money Markets Institute announced that panel banks’ transition to the hybrid model had been completed. The new methodology is not expected to have an impact on existing contracts, as EURIBOR will keep its name unchanged and will still measure the same economic reality (i.e., cost of wholesale funding for the banks of the European Union, Liechtenstein, Iceland, Norway and Switzerland).
In this regard, the European Union published an amendment to Regulation 2016/1011 relating to financial benchmarks (“BMR”) which covers the potential cessation or lack of representativeness of specific benchmarks to mitigate the risk of contract frustration by mandating the application by law of a given fallback. Following the amendment, the European Commission has designated a replacement benchmark for EONIA (€STR + 8.5 basis points) and LIBOR CHF (SARON plus spread). The replacement benchmark will apply to contracts which do not already include a suitable permanent fallback and that are either (i) subject to a Member State law; or (ii) entered into between European entities. Similar designations may be done for LIBOR GBP and LIBOR JPY, although there is no clear position from the European Commission yet. In any case, the exposure to these benchmarks is not significant for the BBVA Group. BBVA has also adhered to the ISDA 2018 Benchmarks Supplement Protocol, the ISDA 2020 IBOR Fallbacks Protocol and the ISDA 2021 EONIA Collateral Agreement Fallbacks Protocol.
Prevention of Money Laundering and Terrorist Financing
Directive (EU) 2015/849 of the European Parliament and of the Council of 20 May 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing aims to prevent the use of the Union’s financial system for the purposes of money laundering and terrorist financing.
Spanish Law 10/2010 of April 28 transposes Directive (EU) 2015/849 and establishes obligations in respect of preventing money laundering and terrorist financing, including applicable due diligence, internal controls and reporting obligations to obliged entities. Credit institutions, including BBVA, are part of the entities that are subject to such regulation.
On July 20, 2021, the European Commission presented an ambitious package of legislative proposals to strengthen the EU’s anti-money laundering and countering the financing of terrorism rules. The legislative package will be discussed by the European Parliament and Council before entering into force.

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
For BBVA, the GDPR has affected directly the way we manage internal and external processes. Due to the incremental use of new technologies in almost any process carried out by the Group, where personal data of individuals are usually involved, we had to introduce multiple changes. The GDPR’s accountability requirements to comply with data protection principles and to be able to demonstrate such compliance, has led to an increased uptake of implementing and revising our privacy management processes, from the way in which consent is obtained from the client, to the implementation of processes to put into effect new rights.
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
Spanish Auditing Law
Law 22/2015, of July 20, on Auditing (“Law 22/2015”), recently developed through Royal Decree 2/2021, of January 12, adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of April 16, amending Directive 2006/43/EC of the European Parliament and of the Council of May 17, on statutory audits of annual accounts and consolidated accounts, to the extent that they were inconsistent. Together with this Directive, approval was also given to Regulation (EU) 537/2014 of the European Parliament and of the Council, of April 16, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the fundamental legal regime that should govern audit activity in the European Union. Law 22/2015, jointly with Royal Decree 2/2021, regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations.

Mexico
BBVA’s operations in Mexico are highly regulated. The Mexican regulatory framework for financial and banking activities aims to ensure the stability of the financial system and combat money laundering, as well as to provide consumer protection and transparency in the provision of financial services.
The provision of financial and deposit products is mainly regulated in the Banking Law and provisions issued by the National Banking Commission of Securities (Comisión Nacional Bancaria y de Valores or “CNBV”) and BANXICO, where CNBV issues prudential regulation and BANXICO regulates banking transactions, including financial and deposit products. In addition, the Financial Services Transparency and Regulation Law contains provisions regarding transparency and consumer protection.
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

Several government measures were adopted in the past two years to combat the impact of the COVID-19 pandemic. Measures intended to boost liquidity in the financial sector include BANXICO’s additional financing facilities, securities lending, government and corporate bond repurchases, the channeling of funds to commercial banks (intended to benefit SMEs) and the temporary relaxation of liquidity requirements (a shared remit of BANXICO and the CNBV).
In addition, following an aborted proposal to force BANXICO to buy U.S. dollars from those commercial banks without a correspondent bank in the United States, measures were adopted to ensure that Mexicans abroad could open accounts remotely and use them to send remittances to their families in Mexico. This led to a series of adjustments in know your client (KYC) regulation, by allowing the use of the “matricula consular” or a passport issued abroad, along with the commitment by the Mexican Banks Association to offer preferential exchange rates for these accounts.
For information on additional measures adopted in response to the COVID-19 pandemic, see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―COVID-19 pandemic—Measures adopted in light of the COVID-19 pandemic—Mexico”.
As economic activity began to normalize, BANXICO and the CNBV resumed the pursuit of their respective regulatory agendas.
The CNBV carried out several adjustments regarding remote and live client identification, consumer credit files, banking agents and outsourcing, along with a special credit provisioning treatment for female borrowers, reflecting a lower observed delinquency rate. Furthermore, the CNBV introduced its adaptation of TLAC and NSFR international standards (the latter issued jointly with BANXICO). Further, the CNBV decided to make permanent a series of pandemic-related adjustments to capital requirements for retail, SME and mortgage loans, originally aimed at reducing the capital requirements, in order to promote a speedier recovery of credit.
There were new developments during 2021 regarding the Mexican Fintech Law, in force since 2018. The law creates and regulates financial technology institutions, open banking, virtual assets and the sandbox model. In June 2021, the rules that govern the sharing of public data through application programming interfaces (APIs) issued by the CNBV entered into effect. The drafting and the approval of the rules regarding aggregated and transactional data are still pending.
In addition, in April 2021 the Federal Labor Law was amended to prohibit outsourcing services, except for qualified specialized services and specialized projects. Accordingly, BBVA carried out employer substitution processes in July 2021, which basically entailed the transfer of employees insourced and outsourced by BBVA into BBVA.
In December 2020, the Federal Economic Competition Commission published a preliminary opinion on its investigation regarding the card payments’ market identifying four potential barriers to competition that prevent the entry and increase costs for new market participants that hinder innovation and investment and increase merchant acquisition costs. Among other measures, COFECE could order that banks divest at least 51% of their stakes in card payment clearing houses (Prosa and E-Global), and the preliminary opinion recommends that BANXICO and the CNBV eliminate regulatory obstacles and issue regulations to ensure competition. During 2021, stakeholders have presented arguments and evidence to counter the Commission’s concerns. A final decision by the Commission is expected by mid-2022, at the earliest.

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
In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. In 2021, the regulations that were introduced in 2020 authorizing the Central Bank of Turkey (“CBT”) to impose restrictions regarding certain fees and commissions that may be charged to customers, thereby increasing the number of regulators that are focused on consumer protection-related matters in the banking sector, were amended.

In 2020, a significant number of regulations were introduced, the majority of which related to temporary measures taken as a result of the COVID 19 pandemic. These regulations focused on extending the delinquency period to up to 180 days for the classification of non-performing loans (for local accounting purposes), facilitating the use of credit cards such as by increasing limits on contactless cards, promoting the use of digital channels for almost all banking transactions, encouraging banks to extend loan maturities and stopping all execution and bankruptcy proceedings between March 22, 2020 and April 30, 2020, among others. New regulations were adopted to facilitate the restructuring and repayment of loans by distressed commercial customers. In addition, the BRSA encouraged banks to apply interest on extended maturities provided such interest was in line with the market rates applicable at the time of restructuring.
In 2021, the majority of measures adopted as a result of the COVID-19 pandemic were terminated. However, some of them remain (in some cases, with modifications). This includes regulations focused on extending the delinquency period to up to 180 days for the classification of non-performing loans (for local accounting purposes) (though in respect of loans that are already overdue only) and measures intended to facilitate the restructuring and repayment of loans by distressed commercial customers.
For information on additional measures adopted by the Turkish government, the BRSA and the CBT in response to the COVID-19 pandemic, see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―COVID-19 pandemic—Measures adopted in light of the COVID-19 pandemic—Turkey”.
In addition, new regulations were adopted to regulate digital banking (which relevance significantly increased during the COVID-19 pandemic) and a new product (Foreign Currency Protected TRY Deposit Account) was launched to protect Turkish lira-denominated deposits from volatility in exchange rates. In this regard, BRSA issued a recommendation to ensure that the customers who are granted cash loans, do not use the loan amounts for buying foreign currency or gold, opening time deposit accounts, investing in securities or repurchase agreements and transferring such funds abroad other than with an export purpose, in order to protect the value of the Turkish lira.
Since November 2020, the CBT establishes the interest applicable to credit cards, which is also applied to overdraft accounts, on the last fifth business day of each month. Floating interest rates can be applied to Turkish lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Pursuant to CBT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the inflation rate (36.1% in December 2021).
In 2020, several amendments to the Payment Systems Law became effective (following their approval in 2019). These amendments were introduced to: (i) answer the sectorial needs of the payment and electronic money institutions; (ii) eliminate the CBT / BRSA dual supervisory structure and position the CBT as the sole regulatory and supervisory authority and; (iii) ensure the compliance of Turkish legislation with EU regulations (especially the Payment Services (PSD2) Directive). In December 2021, the CBT approved a new regulation applicable to payment services providers and e-money issuers which reflects these amendments and supersedes former regulation.
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
As mentioned above, in 2021, new regulations were adopted by the BRSA to regulate digital banking. This includes regulations relating to the execution of digital agreements and remote client identification and customer on boarding through digital channels. A new regulation has been enacted by BRSA in order to launch digital banks in the Turkish banking sector. Article 73 of Banking Law No. 5411, which governs issues around bank secrecy, has been amended to introduce two new concepts in terms of the sharing of data with controlling shareholders. Banks are currently required to provide information subject to a “reasonableness” test and banks may only share customer specific information with third parties at the specific instruction of customers under the new rule. In this respect, the Regulation on Sharing of Secret Information was also introduced in 2021 with regard to confidential information about customers and a bank itself, which will become effective in the second half of 2022.
Garanti BBVA is required to conduct its investment banking business in accordance with the Turkish Capital Market Law and various related regulations issued by Capital Market Board of Turkey. As a commercial bank, Garanti BBVA has a license to carry out the following activities: (i) receipt and transmission of orders in relation to capital market instruments, (ii) execution of orders in relation to capital market instruments (except shares and derivative instruments based on stock indices or stocks) in the name and account of the customer or in its own name and in the account of the customer, (iii) dealing for its own account (except for derivative instruments based on stock indices and stocks) and (iv) safekeeping and administration of capital market instruments in the name of the customer and portfolio custody service.

United States
BBVA’s operations in the United States have been significantly reduced following the completion of the USA Sale (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”). BBVA’s remaining activities and operations in the United States are subject to extensive U.S. federal and state supervision and regulation, and in some cases, U.S. requirements may impose restrictions on BBVA’s global activities.

U.S. Bank Regulation

Although BBVA no longer has a U.S. bank subsidiary, because BBVA maintains a branch in the United States, BBVA continues to be a foreign banking organization and a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the International Banking Act of 1978, as amended (the “IBA”), and as a result, BBVA is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). BBVA has also elected to be treated as a financial holding company. To continue to be treated as a financial holding company, each of BBVA and BBVA Bancomer, S.A. must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be “well-managed” for U.S. bank regulatory purposes.

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

BBVA’s New York branch is supervised by the Federal Reserve through the Federal Reserve Bank of New York, as well as licensed and supervised by the New York State Department of Financial Services. BBVA Bancomer, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve. BBVA’s U.S. branches and agencies are subject to additional liquidity requirements.

Sections 23A and 23B of Federal Reserve Act and Regulation W place various qualitative and quantitative restrictions on transactions between BBVA’s U.S. branches and agencies and BBVA’s U.S. broker-dealer subsidiary with regard to extensions of credit, credit exposures arising from derivative transactions, and securities borrowing and lending transactions from the U.S. branches and agencies or engaging in certain other transactions involving the U.S. branches and agencies. Such transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral, and are subject to quantitative limitations.

As of December 31, 2020, under the Federal Reserve’s rules, BBVA became a Category IV foreign banking organization for purposes of the Federal Reserve’s enhanced prudential standards rules. As a result of the USA Sale, BBVA’s combined U.S. assets decreased to less than $100 billion, the threshold for treatment as a Category IV foreign banking organization. BBVA will no longer be treated as a Category IV foreign banking organization once it has had less than $100 billion in combined U.S. assets for each of the four most recent calendar quarters, which BBVA expects to be the case as of the end of the first quarter of 2022. Despite this change in status, BBVA will continue to be subject to Federal Reserve regulations related to its compliance with Spanish capital adequacy standards, risk management and governance requirements, and liquidity and capital stress testing requirements based on its worldwide total assets.

BBVA continues to be subject to U.S. resolution planning requirements following the USA Sale. Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). BBVA filed its most recent Title I Resolution Plan in December 2018. Based on its worldwide total assets, BBVA is required to file a reduced Title I Resolution Plan once every three years. The deadline for BBVA’s next Title I Resolution Plan submission is July 1, 2022.

BBVA also continues to be subject to the Volcker Rule following the USA Sale. The Volcker Rule prohibits a foreign bank that maintains a branch or agency in the United States, such as BBVA, and its affiliates from (1) engaging in “proprietary trading” and (2) investing in or sponsoring certain types of funds (covered funds) subject to certain limited exceptions. The Volcker Rule regulations contain certain exemptions, including for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In the case of non-U.S. banking entities, such as BBVA, there is also an exemption permitting activities conducted solely outside of the United States, provided that certain criteria are satisfied. The Volcker Rule regulations impose significant compliance and reporting obligations on banking entities. BBVA is of the view that the impact of the Volcker Rule is not material to its business operations.

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

BBVA is not registered as a security-based swap dealer with the SEC.

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

Other Regulated U.S. Entities

BBVA’s direct U.S. broker-dealer subsidiary, BBVA Securities Inc. (“BSI”), is subject to regulation and supervision by the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”) with respect to its securities activities, as well as various U.S. state regulatory authorities. In addition, the securities underwriting and dealing activities of BSI are subject to regulation and supervision by the Federal Reserve.

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
The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:
Iranian embassy-related activity. On a continuing basis, the BBVA Group maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2021, from embassy-related activity, which include fees and/or commissions, totaled $41.98. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.
C. Organizational Structure
For information on the composition of the BBVA Group as of December 31, 2021, see Note 1.1 to our Consolidated Financial Statements.
The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Belgium, Chile, Colombia, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America and Uruguay. In addition, BBVA has an active presence in Asia.
Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2021.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(in Percentages)		(In Millions of Euros)
BBVA MEXICO	MEXICO	Bank	100.00	100.00	103,490
GARANTI BBVA (2)	TURKEY	Bank	49.85	49.85	48,162
BBVA PERU	PERU	Bank	92.24 (3)	46.12	22,199
BBVA COLOMBIA S.A.	COLOMBIA	Bank	95.47	95.47	16,818
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	SPAIN	Insurance	99.96	99.96	16,333
BANCO BBVA ARGENTINA S.A.	ARGENTINA	Bank	66.55	66.55	8,627
BBVA SEGUROS MÉXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	6,658
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	5,719
GARANTIBANK BBVA INTERNATIONAL N.V. (2)(4)	THE NETHERLANDS	Bank	49.85	100.00	4,105
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.	URUGUAY	Bank	100.00	100.00	3,431
(1)Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2021.
(2)On November 15, 2021, BBVA announced its decision to launch a voluntary takeover bid for the shares of Garanti BBVA not already owned by BBVA. The voluntary takeover bid is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures” and “—Capital Expenditures”.
(3)Subject to certain exceptions.
(4)BBVA owns 49.85% of Garanti BBVA, which in turn owns 100% of GarantiBank International N.V.
D. Property, Plants and Equipment
We own and rent a substantial network of properties in Spain and abroad, including 1,895 branch offices in Spain and, principally through our various subsidiaries, 4,188 branch offices abroad as of December 31, 2021. As of December 31, 2021, approximately 69% of our branches in Spain and 72% of our branches abroad were rented from third parties pursuant to leases that may be renewed by mutual agreement.

E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). See “Presentation of Financial Information—IFRS 9 – Collection of interest on impaired financial assets”. Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €675 million, €534 million and €343 million for the years ended December 31, 2021, 2020 and 2019, respectively. For additional information on “interest and other income” see Note 37.1 to our Consolidated Financial Statements.
Year-on-year variations in the selected statistical information presented herein have been affected by the USA Sale, mainly as follows:
•Average data. As indicated in “Presentation of Financial Information—Statistical and Financial Information” and further below, average balance sheet information is based on the beginning and month-end balances in the relevant year. The assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, upon the signing of the relevant share purchase agreement, which occurred on November 15, 2020. However, in order to present annual average data on a comparable basis for the years ended December 31, 2021, 2020 and 2019, the beginning and month-end balances of the companies included within the scope of the USA Sale were not considered to calculate the average balances of all balance sheet items provided in this section for each such year and were included instead in the calculations of the average balances of “Non interest earning assets” and “Non interest bearing liabilities”, as applicable, until the completion of the USA Sale on June 1, 2021. The same approach was followed to calculate the respective “Interest” and “Average Yield” of balance sheet items. In particular, tables included under “—Average Balances and Rates”, “—Changes in Net Interest Income-Volume and Rate Analysis” and “—Interest Earning Assets—Margin and Spread” were prepared on this basis.
•Year-end data. All assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of December 31, 2020 and, for comparative reasons for purposes of this section, 2019. Accordingly, loans and advances and deposits as of such dates (among other balance sheet information provided in this section as of such dates) do not include the respective amounts of companies included within the scope of the USA Sale. The USA Sale was completed on June 1, 2021 and, therefore, BBVA no longer consolidated the related assets and liabilities as of December 31, 2021.
Certain financial information as of and for the years ended December 31, 2020 and 2019 has been restated for comparative purposes. See “Presentation of Financial Information”.
Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Year Ended December 31, 2021			Year Ended December 31, 2020			Year Ended December 31, 2019
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	678,563	23,015	3.39%	727,014	22,389	3.08%	690,622	27,762	4.02%
Interest-earning assets	583,660	23,015	3.94%	586,702	22,389	3.82%	551,221	27,762	5.04%
Cash and balances with central banks and other demand deposits	52,475	41	0.08%	45,889	46	0.10%	35,738	158	0.44%
Domestic	27,041	—	—	25,702	1	—	14,592	1	—
Foreign	25,434	41	0.16%	20,187	45	0.22%	21,146	157	0.74%
Financial assets held for trading	60,046	1,451	2.42%	58,893	1,375	2.33%	57,195	1,959	3.42%
Domestic	44,710	129	0.29%	42,803	166	0.39%	39,739	283	0.71%
Foreign	15,336	1,323	8.62%	16,090	1,209	7.51%	17,455	1,675	9.60%
Financial assets at fair value through other comprehensive income	69,167	2,263	3.27%	60,605	1,827	3.01%	50,671	2,075	4.10%
Domestic	50,280	602	1.20%	44,479	668	1.50%	36,772	709	1.93%
Foreign	18,887	1,661	8.80%	16,126	1,159	7.19%	13,899	1,366	9.83%
Financial assets at amortized cost	366,751	18,411	5.02%	373,098	18,387	4.93%	369,436	22,672	6.14%
Domestic	196,847	3,063	1.56%	198,874	3,358	1.69%	198,137	3,696	1.87%
Foreign	169,904	15,348	9.03%	174,224	15,030	8.63%	171,299	18,976	11.08%
Debt securities	35,615	704	1.98%	34,810	740	2.12%	32,593	859	2.64%
Domestic	22,240	171	0.77%	22,380	232	1.04%	21,078	278	1.32%
Foreign	13,375	534	3.99%	12,430	507	4.08%	11,515	581	5.05%
Loans and advances	331,136	17,707	5.35%	338,288	17,648	5.22%	336,843	21,813	6.48%
Central banks	5,541	462	8.35%	4,734	161	3.40%	5,086	261	5.12%
Domestic	132	—	0.06%	10	—	1.71%	9	—	2.81%
Foreign	5,409	462	8.55%	4,723	161	3.40%	5,077	260	5.13%
Credit institutions	12,460	442	3.55%	14,753	397	2.69%	11,900	565	4.75%
Domestic	6,276	11	0.18%	7,676	12	0.15%	7,444	19	0.26%
Foreign	6,184	431	6.96%	7,077	386	5.45%	4,457	546	12.25%
Government	19,360	491	2.53%	21,190	548	2.59%	22,887	844	3.69%
Domestic	12,408	123	1.00%	13,063	161	1.23%	14,836	212	1.43%
Foreign	6,952	367	5.28%	8,127	387	4.77%	8,051	632	7.85%
Other financial corporations	9,466	288	3.05%	10,020	276	2.76%	8,140	354	4.35%
Domestic	4,488	35	0.78%	4,650	48	1.04%	4,079	62	1.51%
Foreign	4,978	253	5.09%	5,370	228	4.24%	4,061	293	7.21%
Individuals	147,271	9,153	6.22%	147,309	9,215	6.26%	152,936	10,624	6.95%
Domestic	93,585	1,667	1.78%	93,972	1,812	1.93%	95,954	1,879	1.96%
Mortgages	73,806	642	0.87%	74,645	772	1.03%	77,089	849	1.10%
Other	19,779	1,025	5.18%	19,327	1,040	5.38%	18,864	1,029	5.46%
Foreign	53,686	7,486	13.94%	53,337	7,402	13.88%	56,982	8,745	15.35%
Mortgages	19,990	1,730	8.66%	18,340	1,640	8.94%	20,261	2,490	12.29%
Other	33,696	5,755	17.08%	34,996	5,762	16.47%	36,721	6,255	17.03%
Non-financial corporations	137,038	6,870	5.01%	140,282	7,050	5.03%	135,893	9,165	6.74%
Domestic	57,719	1,055	1.83%	57,123	1,092	1.91%	54,738	1,246	2.28%
Foreign	79,319	5,815	7.33%	83,159	5,958	7.16%	81,156	7,919	9.76%
Derivatives and other financial assets (2)	35,221	848	2.41%	48,216	754	1.56%	38,181	898	2.35%
Domestic	27,055	516	1.91%	38,789	484	1.25%	31,533	205	0.65%
Foreign	8,166	332	4.06%	9,427	270	2.86%	6,648	693	10.42%
Non interest earning assets (3)	94,902	—	—	140,312	—	—	139,401	—	—
(1)Foreign activity represented 43.57% of the total average assets for the year ended December 31, 2021, 47.25% for the year ended December 31, 2020 and 48.49% for the year ended December 31, 2019.
(2)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(3)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2021			Year Ended December 31, 2020			Year Ended December 31, 2019
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total liabilities (1)	678,563	8,329	1.23%	727,014	7,797	1.07%	690,622	11,972	1.73%
Interest-bearing liabilities	567,132	8,329	1.47%	572,092	7,797	1.36%	536,544	11,972	2.23%
Financial liabilities held for trading	48,615	50	0.10%	51,873	117	0.22%	49,730	244	0.49%
Domestic	36,675	50	0.14%	40,675	90	0.22%	36,447	222	0.61%
Foreign	11,940	—	—	11,199	26	0.23%	13,283	22	0.16%
Financial liabilities at amortized cost	464,675	6,173	1.33%	454,516	6,389	1.41%	429,031	9,983	2.33%
Debt certificates	55,963	1,194	2.13%	61,834	1,448	2.34%	58,952	1,834	3.11%
Domestic	40,525	565	1.40%	43,978	671	1.53%	39,046	695	1.78%
Foreign	15,438	629	4.07%	17,856	777	4.35%	19,906	1,140	5.73%
Deposits	408,712	4,979	1.22%	392,681	4,941	1.26%	370,079	8,149	2.20%
Central banks	49,262	69	0.14%	39,542	106	0.27%	29,200	92	0.32%
Domestic	40,915	10	0.02%	34,014	30	0.09%	26,841	71	0.26%
Foreign	8,347	59	0.71%	5,528	76	1.37%	2,359	22	0.92%
Credit institutions	22,539	1,092	4.84%	27,288	1,297	4.75%	28,483	1,660	5.83%
Domestic	15,221	19	0.12%	18,565	63	0.34%	18,407	176	0.96%
Foreign	7,318	1,073	14.67%	8,723	1,234	14.15%	10,075	1,484	14.72%
Government	18,106	621	3.43%	17,013	541	3.18%	18,600	854	4.59%
Domestic	10,022	2	0.02%	7,387	2	0.03%	7,692	5	0.07%
Foreign	8,084	619	7.65%	9,626	539	5.60%	10,908	848	7.78%
Other financial corporations	19,740	287	1.45%	20,569	312	1.52%	18,695	684	3.66%
Domestic	12,115	125	1.03%	12,377	167	1.35%	10,986	234	2.13%
Foreign	7,625	162	2.13%	8,192	145	1.77%	7,709	450	5.83%
Individuals	207,828	1,704	0.82%	198,350	1,350	0.68%	189,298	2,910	1.54%
Domestic	137,554	129	0.09%	131,585	150	0.11%	121,985	168	0.14%
Foreign	70,274	1,575	2.24%	66,766	1,200	1.80%	67,313	2,742	4.07%
Non-financial corporations	91,237	1,207	1.32%	89,918	1,335	1.49%	85,804	1,950	2.27%
Domestic	38,058	9	0.02%	37,570	15	0.04%	36,466	35	0.09%
Foreign	53,180	1,198	2.25%	52,348	1,321	2.52%	49,338	1,915	3.88%
Provisions	3,958	71	1.80%	4,310	82	1.91%	4,580	120	2.61%
Domestic	3,780	20	0.53%	4,095	27	0.67%	4,383	42	0.96%
Foreign	178	51	28.62%	215	55	25.58%	197	78	39.39%
Derivatives and other financial liabilities (2)	39,505	1,394	3.53%	51,504	804	1.56%	42,649	1,215	2.85%
Domestic	30,520	25	0.08%	41,072	129	0.31%	34,468	62	0.18%
Foreign	8,985	1,369	15.24%	10,432	675	6.47%	8,181	1,153	14.10%
Non-interest bearing liabilities and Equity (3)	111,431	—	—	154,922	—	—	154,078	—	—
(1)Foreign activity represented 37.94% of the total average liabilities for the year ended December 31, 2021, 41.03% for the year ended December 31, 2020 and 42.71% for the year ended December 31, 2019.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.
Changes in Net Interest Income-Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2021 compared with the year ended December 31, 2020, and the year ended December 31, 2020 compared with the year ended December 31, 2019. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	2021 / 2020
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income	(116)	742	626
Cash and balances with central banks and other demand deposits	7	(11)	(5)
Domestic	—	—	—
Foreign	12	(16)	(4)
Financial assets held for trading	27	49	76
Domestic	7	(45)	(38)
Foreign	(57)	170	114
Financial assets at fair value through other comprehensive income	258	178	436
Domestic	87	(153)	(66)
Foreign	198	304	502
Financial assets at amortized cost	(313)	336	24
Domestic	17	(52)	(35)
Foreign	(1)	(60)	(62)
Debt securities	17	(52)	(35)
Domestic	(373)	432	59
Foreign	27	274	302
Loans and advances	(373)	432	59
Central banks	27	274	302
Domestic	2	(2)	—
Foreign	23	278	302
Credit institutions	(62)	106	45
Domestic	(2)	2	—
Foreign	(49)	93	45
Government	(47)	(10)	(57)
Domestic	(8)	(29)	(37)
Foreign	(56)	36	(20)
Other financial corporations	(15)	27	12
Domestic	(2)	(12)	(13)
Foreign	(17)	42	26
Individuals	(2)	(59)	(62)
Domestic	(7)	(138)	(145)
Mortgages	(11)	(111)	(123)
Other	4	(26)	(23)
Foreign	48	35	83
Mortgages	(713)	(494)	(1,207)
Other	761	529	1,291
Non-financial corporations	(163)	(18)	(181)
Domestic	11	(49)	(37)
Foreign	(275)	132	(143)
Derivatives and other financial assets	(203)	297	94
Domestic	(146)	179	32
Foreign	(36)	98	62
Total income	(1,492)	2,118	626
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2021 / 2020
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense	(68)	599	532
Financial liabilities held for trading	(7)	(59)	(67)
Domestic	(9)	(32)	(41)
Foreign	2	(28)	(26)
Financial liabilities at amortized cost	143	(358)	(215)
Debt certificates	(137)	(116)	(253)
Domestic	(53)	(53)	(106)
Foreign	(105)	(42)	(148)
Deposits	202	(164)	38
Central banks	26	(63)	(37)
Domestic	6	(26)	(20)
Foreign	39	(56)	(17)
Credit institutions	(226)	21	(205)
Domestic	(11)	(33)	(44)
Foreign	(199)	38	(161)
Government	35	45	80
Domestic	1	(1)	—
Foreign	(86)	166	80
Other financial corporations	(13)	(13)	(25)
Domestic	(4)	(39)	(42)
Foreign	(10)	27	17
Individuals	64	290	354
Domestic	7	(28)	(21)
Foreign	63	312	375
Non-financial corporations	20	(148)	(129)
Domestic	—	(6)	(6)
Foreign	21	(144)	(123)
Liabilities created by insurances and reinsurance contracts	20	215	235
Domestic	(4)	(6)	(10)
Foreign	37	208	244
Provisions	(7)	(5)	(11)
Domestic	(2)	(5)	(7)
Foreign	(9)	5	(4)
Derivatives and other financial liabilities	(187)	777	590
Domestic	(33)	(71)	(104)
Foreign	(94)	788	694
Total expense	(520)	1,051	532
Net interest income			94
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2020 / 2019
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income	1,787	(7,160)	(5,373)
Cash and balances with central banks and other demand deposits	45	(157)	(112)
Domestic	—	(1)	—
Foreign	(7)	(105)	(112)
Financial assets held for trading	58	(642)	(584)
Domestic	22	(139)	(117)
Foreign	(131)	(335)	(466)
Financial assets at fair value through other comprehensive income	407	(655)	(248)
Domestic	149	(190)	(41)
Foreign	219	(426)	(207)
Financial assets at amortized cost	225	(4,509)	(4,284)
Domestic	58	(178)	(119)
Foreign	17	(62)	(45)
Debt securities	58	(178)	(119)
Domestic	94	(4,259)	(4,165)
Foreign	(18)	(82)	(100)
Loans and advances	94	(4,259)	(4,165)
Central banks	(18)	(82)	(100)
Domestic	—	—	—
Foreign	(18)	(81)	(99)
Credit institutions	136	(303)	(168)
Domestic	1	(8)	(8)
Foreign	321	(481)	(160)
Government	(63)	(233)	(296)
Domestic	(25)	(26)	(51)
Foreign	6	(250)	(244)
Other financial corporations	82	(160)	(78)
Domestic	9	(22)	(13)
Foreign	94	(159)	(65)
Individuals	(391)	(1,018)	(1,409)
Domestic	(39)	(28)	(66)
Mortgages	(27)	(50)	(77)
Other	(12)	23	11
Foreign	(559)	(783)	(1,343)
Mortgages	(236)	(614)	(850)
Other	(323)	(170)	(493)
Non-financial corporations	296	(2,411)	(2,115)
Domestic	54	(208)	(154)
Foreign	196	(2,156)	(1,960)
Derivatives and other financial assets	236	(380)	(144)
Domestic	47	231	279
Foreign	290	(712)	(423)
Total income	1,463	(6,835)	(5,373)
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2020 / 2019
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense	793	(4,969)	(4,175)
Financial liabilities held for trading	10	(137)	(127)
Domestic	26	(157)	(132)
Foreign	(3)	8	5
Financial liabilities at amortized cost	593	(4,188)	(3,595)
Debt certificates	90	(476)	(387)
Domestic	88	(111)	(24)
Foreign	(117)	(246)	(363)
Deposits	498	(3,706)	(3,208)
Central banks	33	(19)	13
Domestic	19	(60)	(41)
Foreign	29	25	54
Credit institutions	(70)	(293)	(363)
Domestic	2	(115)	(113)
Foreign	(199)	(51)	(250)
Government	(73)	(240)	(312)
Domestic	—	(2)	(3)
Foreign	(100)	(210)	(310)
Other financial corporations	69	(440)	(371)
Domestic	30	(96)	(67)
Foreign	28	(333)	(305)
Individuals	139	(1,700)	(1,560)
Domestic	13	(31)	(18)
Foreign	(22)	(1,520)	(1,543)
Non-financial corporations	93	(708)	(614)
Domestic	1	(21)	(20)
Foreign	117	(711)	(594)
Liabilities created by insurances and reinsurance contracts	(26)	20	(6)
Domestic	(8)	—	(8)
Foreign	(16)	18	2
Provisions	(7)	(30)	(37)
Domestic	(3)	(12)	(15)
Foreign	7	(30)	(23)
Derivatives and other financial liabilities	252	(663)	(411)
Domestic	12	55	67
Foreign	317	(795)	(478)
Total expense	631	(4,806)	(4,175)
Net interest income			(1,197)
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2021	2020	2019
	(In Millions of Euro, Except Percentages)
Average interest earning assets	583,660	586,702	551,221
Gross yield (1)	3.9%	3.8%	5.0%
Net yield (2)	2.5%	2.5%	2.9%
Average effective rate paid on interest-bearing liabilities	1.5%	1.4%	2.2%
Spread (3)	2.5%	2.5%	2.8%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS
See the introduction to “—Selected Statistical Information” for information on the impact of the USA Sale on the information reported below.
Interest-Bearing Deposits in Other Banks
As of December 31, 2021, interbank deposits (excluding deposits with central banks) represented 6.8% of our total assets. Of such interbank deposits, 12.8% were held outside of Spain and 87.2% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of December 31, 2021, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €152,981 million, representing 23.1% of our total assets. €22,062 million, or 14.4%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2021 on the investment securities that BBVA held was 3.9%, compared with an average yield of approximately 0.2% earned on loans and advances, in each case, recorded in this portfolio during 2021. See Notes 10 and 13 to our Consolidated Financial Statements for additional information.
The first table in Note 13.3 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at fair value through other comprehensive income” as of December 31, 2021, 2020 and 2019.
Note 14.2 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at amortized cost” as of December 31, 2021, 2020 and 2019.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to our Consolidated Financial Statements.
The second table in Note 13.3 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2021, 2020 and 2019, under “Financial assets at fair value through other comprehensive income” by rating categories defined by external rating agencies. The second table in Note 14.2 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2021, 2020 and 2019, under “Financial assets at amortized cost”, by rating categories defined by external rating agencies.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 16 to our Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.
The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2021.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to Ten Years		Maturity after Ten Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	584	1.35	10,990	1.75	2,675	4.60	2,295	3.60	16,544
Other debt securities	356	0.74	1,163	1.37	150	4.14	141	2.47	1,811
Total Domestic	940	1.12	12,153	1.71	2,825	4.58	2,437	3.53	18,355
Foreign
Mexico	883	3.52	6,761	4.95	2,737	3.60	388	4.95	10,769
Mexican government and other government agency debt securities	787	3.42	6,359	4.90	2,617	3.59	379	4.97	10,141
Other debt securities	97	4.29	402	5.76	120	3.72	9	3.96	628
The United States	1,027	0.44	1,425	2.05	1,189	2.47	284	5.48	3,926
U.S. Treasury and other government agencies debt securities	853	0.10	93	0.19	798	2.43	—	—	1,744
Other debt securities	174	2.10	1,332	2.18	391	2.56	284	5.48	2,181
Turkey	293	15.73	1,687	14.15	912	14.26	28	6.90	2,920
Turkey government and other government agencies debt securities	293	15.73	1,687	14.15	912	14.26	28	6.90	2,920
Other debt securities	—	—	—	—	—	—	—	—	—
Other countries	6,347	8.76	9,207	2.69	6,366	2.09	1,184	3.07	23,105
Securities of other foreign governments (2)	3,952	2.80	5,184	3.33	5,119	1.91	705	3.00	14,960
Other debt securities of other countries	2,395	18.61	4,023	1.87	1,248	2.83	479	3.17	8,144
Total Foreign	8,551	7.46	19,080	4.46	11,204	3.49	1,885	3.88	40,719
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	9,491	6.83	31,233	3.39	14,029	3.71	4,321	3.68	59,074
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	4,153	0.02	3,989	1.31	7,865	1.26	1,685	0.83	17,693
Other debt securities	154	1.85	73	1.25	46	0.95	65	—	337
Total Domestic	4,307	0.09	4,062	1.31	7,911	1.26	1,750	0.80	18,031
Foreign
Mexico	872	5.05	2,397	7.06	402	4.33	4,794	4.30	8,464
Mexican government and other government agency debt securities	869	5.06	2,302	7.20	179	4.78	4,320	4.35	7,669
Other debt securities	3	4.24	95	3.79	223	3.97	474	3.82	795
The United States	12	1.83	27	1.26	32	1.00	22	3.45	93
U.S. Treasury and other government agencies debt securities	6	0.20	4	0.87	—	—	—	—	10
Other debt securities	6	3.29	23	1.33	32	1.00	22	3.45	83
Turkey	420	14.19	1,690	13.08	523	10.65	—	—	2,634
Turkey government and other government agencies debt securities	415	14.37	1,690	13.08	523	10.65	—	—	2,628
Other debt securities	5	—	—	—	—	—	—	—	6
Other countries	1,197	4.04	978	1.88	3,193	2.60	190	4.26	5,559
Securities of other foreign governments (2)	464	9.53	509	2.26	3,006	2.54	150	3.70	4,129
Other debt securities of other countries	733	0.57	470	1.47	187	3.47	40	6.36	1,430
Total Foreign	2,501	6.09	5,093	8.03	4,150	3.77	5,006	4.29	16,750
TOTAL AT AMORTIZED COST	6,808	2.29	9,156	5.05	12,061	2.12	6,756	3.39	34,781
TOTAL DEBT SECURITIES	16,299	4.94	40,388	3.76	26,090	2.97	11,078	3.50	93,854
(1)The weighted average yield for each range of maturity is calculated by dividing the annual interest income by the book value of the debt securities. Yields on tax-exempts obligations have not been computed on a tax-equivalent basis.
(2)Securities of other foreign governments mainly include investments made by our subsidiaries in securities issued by the governments of the countries where they operate.

Loans and Advances
In 2021, the Group’s loan activity has started to recover from the COVID-19 pandemic, which resulted in a decrease in global activity driven by mandatory lock-downs and consumer caution in 2020. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” and Notes 1.5 and 7.2 to our Consolidated Financial Statements for additional information on the impact of the COVID-19 pandemic on our financial condition and results of operations.
During 2021, the currencies of the main countries where the BBVA Group operates (excluding Mexico) depreciated against the euro in terms of period-end exchange rates, which had an adverse effect on BBVA’s balance sheet. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of December 31, 2021, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €2,031 million, compared with €1,743 million as of December 31, 2020. Loans and advances outstanding to the Spanish government and its agencies amounted to €11,904 million, or 3.6% of our total loans and advances to customers as of December 31, 2021, compared with the €16,456 million, or 4.9% of our total loans and advances to customers as of December 31, 2020. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2021 excluding government-related loans amounted to €6,542 million or approximately 2.0% of our total outstanding loans and advances to customers.
Loans and Advances to Credit Institutions and Central Banks
As of December 31, 2021, our total loans and advances to credit institutions and central banks amounted to €54,366 million, or 8.2% of total assets, of which total net loans and advances to credit institutions and central banks at amortized cost amounted to €18,957 million, or 2.9% of total assets.
Loans and Advances to Customers
As of December 31, 2021, our total loans and advances to customers amounted to €346,134 million, or 52.2% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €335,018 million as of December 31, 2021, or 50.5% of our total assets, an increase from 44.1% of our total assets as of December 31, 2020. As of December 31, 2021 our total loans and advances to customers in Spain amounted to €169,625 million. Our total loans and advances to customers outside Spain amounted to €176,509 million as of December 31, 2021, up from €168,953 million as of December 31, 2020 mainly due to generalized increases in SMEs loans and higher volume of retail loans in Mexico (credit card and consumer loans, as a result of the appreciation of the Mexican peso and the improvement of the Mexican economy (mainly in the first half of 2021)) and in South America (consumer loans and credit card loans), partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico), in particular, the Turkish lira.

Loans by Geographic Area
The following table shows our loans and advances to customers by geographic area as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(In Millions of Euros)
Domestic	169,625	166,905	165,032
Foreign
Western Europe	31,504	27,531	31,483
Mexico	58,757	54,663	61,455
Turkey	30,058	36,748	40,230
South America	39,518	37,192	39,091
Other (1)	16,672	12,819	71,072
Total foreign	176,509	168,953	243,332
Total loans and advances (2)	346,134	335,858	408,364
Loss allowances	(11,116)	(12,105)	(12,402)
Total net lending (2)	335,018	323,753	395,962
(1)Balance as of December 31, 2021 and 2020 corresponds mainly to the entities in the United States that were not included within the scope of the USA Sale.
(2)As of December 31, 2021, 2020 and 2019, includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of December 31, 2021. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Year Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	407	760	203	53	1,423	825	191
Manufacturing, mining and quarrying, and other industrial activities	5,917	6,759	1,872	759	15,306	5,916	3,474
Of which: manufacturing	4,573	5,313	1,125	607	11,616	5,079	1,965
Construction	1,153	2,045	1,265	539	5,003	1,198	2,651
Wholesale and retail trade, transportation and storage, accommodation and food service activities	5,903	8,972	3,141	820	18,836	8,214	4,720
Information and communication	939	772	92	26	1,829	417	473
Financial and insurance activities	3,211	2,313	317	311	6,152	1,461	1,480
Real estate activities	643	1,569	1,752	141	4,105	1,593	1,869
Professional, scientific, technical, administrative and support service activities	903	1,951	547	156	3,557	1,642	1,012
Public administration and defense, education, human health and social work activities	2,750	6,734	3,555	74	13,113	6,645	3,718
Other service activities	12,491	25,487	35,866	23,448	97,292	28,846	55,955
Of which:
Households	11,917	24,875	35,647	23,418	95,857	28,254	55,686
For House Purchase	4,235	15,634	31,267	22,910	74,047	15,771	54,041
Credit for consumption	4,697	6,604	2,881	67	14,250	9,290	263
Other purposes	2,984	2,637	1,498	441	7,560	3,194	1,382
Total Domestic	34,317	57,361	48,611	26,327	166,617	56,756	75,544
Foreign
Agriculture, forestry and fishing	1,490	763	394	7	2,654	857	307
Manufacturing, mining and quarrying, and other industrial activities	19,400	14,474	5,131	136	39,141	6,209	13,532
Of which: manufacturing	13,002	8,166	2,178	96	23,442	4,584	5,856
Construction	1,291	1,098	830	114	3,333	556	1,486
Wholesale and retail trade, transportation and storage, accommodation and food service activities	10,666	9,641	4,568	148	25,023	7,777	6,580
Information and communication	2,746	1,836	93	29	4,704	581	1,378
Financial and insurance activities	6,763	2,342	591	194	9,890	1,113	2,013
Real estate activities	1,531	2,074	1,716	12	5,332	1,305	2,496
Professional, scientific, technical, administrative and support service activities	1,043	2,002	354	1	3,399	816	1,540
Public administration and defense, education, human health and social work activities	1,045	1,979	3,744	2,511	9,279	2,098	6,136
Other service activities	10,999	23,226	15,296	11,162	60,683	40,915	8,769
Of which:
Households	8,803	22,794	15,117	11,143	57,857	40,626	8,428
For House Purchase	215	1,552	9,808	10,991	22,566	20,293	2,057
Credit for consumption	6,772	19,146	4,932	61	30,910	18,478	5,660
Other purposes	1,816	2,096	378	91	4,381	1,855	710
Total Foreign	56,973	59,435	32,716	14,315	163,438	62,228	44,237
Total loans and advances (1)	91,290	116,796	81,327	40,642	330,055	118,984	119,781
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to our Consolidated Financial Statements.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	3.19%	3.53%	3.01%
Allowance for credit losses	11,142	12,141	12,427
Domestic	5,006	5,362	4,961
Foreign	6,136	6,779	7,465
Total loans outstanding	349,037	344,072	412,711
Domestic	182,822	181,029	180,249
Foreign	166,215	163,043	232,462
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period	337,895	329,319	400,284
Domestic (1)	0.41%	0.33%	0.64%
Non-financial corporations	0.69%	0.60%	1.00%
Net charge-offs during the period	525	468	708
Average loans outstanding	76,028	77,575	70,905
Individuals	0.31%	0.20%	0.56%
Net charge-offs during the period	299	193	551
Average loans outstanding	95,540	96,113	98,262
Other	0.01%	0.02%	0.01%
Foreign	1.66%	1.65%	1.37%
Mexico	3.05%	2.52%	2.61%
Non-financial corporations	1.18%	0.64%	0.91%
Net charge-offs during the period	263	140	205
Average loans outstanding	22,334	21,844	22,551
Individuals	5.68%	5.32%	5.04%
Net charge-offs during the period	1,357	1,212	1,259
Average loans outstanding	23,894	22,797	24,973
Other	—	—	—
Turkey	0.45%	1.17%	0.58%
Non-financial corporations	0.64%	1.53%	0.53%
Net charge-offs during the period	150	386	143
Average loans outstanding	23,295	25,203	27,051
Individuals	0.33%	1.10%	0.99%
Net charge-offs during the period	40	134	125
Average loans outstanding	12,107	12,161	12,630
Other	—	—	—
South America	1.05%	0.97%	1.02%
Non-financial corporations	1.15%	0.66%	0.78%
Net charge-offs during the period	174	102	125
Average loans outstanding	15,148	15,402	16,033
Individuals	1.26%	1.50%	1.46%
Net charge-offs during the period	197	243	251
Average loans outstanding	15,657	16,169	17,270
Other	—	—	—
Other Countries	—	—	1.03%
Net charge-offs during the period	—	—	594
Average loans outstanding	686	766	57,552
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.91%	0.85%	0.88%
Net charge-offs during the period	3,008	2,881	3,964
Average total loans and advances at amortized cost outstanding	331,822	339,054	452,693
(1)Domestic loans charged off in 2021, 2020 and 2019 were mainly related to the real estate sector.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.91% million for the year ended December 31, 2021, compared with 0.85% for the year ended December 31, 2020, mainly as a result of increases in charge-offs in Mexico, and to a lesser extent, Spain and South America. The increase was partially offset by a decrease in charge-offs in Turkey.
The following factors, set out by region, were the main contributors to the increase in the total net charge-offs to average loans ratio:
•Mexico: there was an increase in charge-offs mainly due to higher write-offs in the retail portfolio, offset, in part, by increases in average outstanding loans to individuals (credit card and consumer loans) and SMEs.
•Spain: there was an increase in charge-offs mainly due to higher write-offs and an effective and proactive management of loan classification in view of the pandemic, in particular, in loans to individuals and SMEs.
•South America: there was an increase in charge-offs mainly due to higher write-offs in the non-financial corporations portfolio.
The increase in the total net charge-offs to average loans ratio was partially offset by:
•Turkey: there was a decrease in charge-offs mainly due to the depreciation of the Turkish Lira against the euro, and, to a lesser extent, the update in the definition of credit impaired asset (Stage 3).
Our allowance for credit losses to total loans and advances at amortized cost decreased to 3.19% as of December 31, 2021 compared with 3.53% as of December 31, 2020, mainly as a result of the increase in total loans outstanding (SMEs and consumer loans, including credit card loans, in Spain, Mexico and South America), as the Group’s loan activity started to recover from the COVID-19 pandemic, and the decrease in allowance for credit losses (total allowance for credit losses) (see “—Impaired loans”).
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan. The BBVA Group has updated its definition of credit impaired asset (Stage 3). See “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company in 2021, 2020 and 2019 was €248.3 million, €249.1 million, €301.6 million, respectively.

The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(In Millions of Euros)
Impaired loans
Domestic	7,822	7,823	8,104
Public sector	59	68	86
Other resident sector	7,762	7,755	8,018
Foreign	6,836	6,855	7,855
Public sector	3	8	1
Other non-resident sector	6,833	6,847	7,853
Total impaired loans	14,657	14,678	15,959
Allowance for credit losses	(11,142)	(12,141)	(12,427)
Impaired loans net of allowance	3,516	2,537	3,533
Impaired loans as a percentage of loans and advances at amortized cost	4.20%	4.42%	3.99%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	1.01%	0.76%	0.88%
Our total impaired loans amounted to €14,657 million as of December 31, 2021, a 0.1% decrease compared with €14,678 million as of December 31, 2020, as a result of the limited additions to Stage 3 (credit impaired assets), in particular, in Mexico, despite the update in the definition of credit impaired asset, which the Group estimates to have led to an increase of €1,262 million in impaired financial assets as of December 31, 2021.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2021, the allowance for credit losses amounted to €11,142 million, an 8.2% decrease compared with the €12,141 million recorded as of December 31, 2020, mainly as a result of higher write-offs from the amortized cost portfolio, partially offset by the limited additions to Stage 3. The update in the definition of credit impaired asset (Stage 3) has not significantly impacted expected credit losses, since most of the affected transactions were previously classified within Stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the transaction (see “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”).
LIABILITIES
See the introduction to “—Selected Statistical Information” for information on the impact of the USA Sale of BBVA USA on the information reported below.

Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the dates indicated:

	Average Balance for the Year Ended December 31,
	2021	2020	2019
	(In Millions of Euros)
Demand deposits	279,166	255,303	230,535
Domestic	182,675	167,320	150,341
Foreign	96,491	87,984	80,194
Time deposits	116,221	128,928	133,802
Domestic	66,684	71,162	68,629
Foreign	49,538	57,767	65,173
Other	13,325	8,450	5,742
Domestic	4,526	3,017	3,407
Foreign	8,798	5,433	2,336
Total Domestic	253,885	241,498	222,377
Total Foreign	154,827	151,184	147,702
Total	408,712	392,681	370,079
The amount of uninsured deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2021, 2020 and 2019 amounted to €211,994 million, €228,959 million and €206,158 million, respectively. Uninsured deposits are the portion of deposit accounts that exceed each local deposit insurance limit and amounts in any other uninsured investment or deposit accounts that are classified as deposits and are not subject to any state deposit insurance regimes.
As of December 31, 2021, the maturity of our time deposits in uninsured accounts recorded under “Financial liabilities at amortized cost” is as follows:

	As of December 31, 2021
	Domestic	Foreign	Total
	(In Millions of Euros)
Portion in excess of local deposit insurance limit	3,642	20,581	24,224
Other uninsured time deposits	44,091	10,494	54,584
3 months or under	7,017	8,669	15,686
Over 3 to 6 months	1,184	317	1,501
Over 6 to 12 months	7,170	392	7,562
Over 12 months	28,719	1,116	29,835
Total	47,733	31,075	78,808
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For an additional analysis of our deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2021, 2020, and 2019, see Note 22 to our Consolidated Financial Statements.
Short-term Borrowings
Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2021, 2020, and 2019.

The following table provides information about our total short-term borrowings for the years ended December 31, 2021, 2020, and 2019:

	As of and for the Year Ended December 31, 2021 (1)		As of and for the Year Ended December 31, 2020 (1)		As of and for the Year Ended December 31, 2019 (1)

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	49,429	0.6%	41,164	1.0%	43,030	1.9%
Average during period	48,507	0.7%	47,721	1.1%	43,873	2.1%
Bank promissory notes:
As of end of period	546	(0.4)%	1,454	0.1%	801	0.4%
Average during period	981	—%	1,094	0.1%	681	0.7%
Bonds and subordinated debt:
As of end of period	10,936	2.1%	10,546	1.3%	9,249	3.8%
Average during period	9,577	1.7%	12,076	2.1%	6,799	4.5%
Total short-term borrowings as of end of period	60,911	0.9%	53,164	1.0%	53,080	2.2%
(1)Includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”.
As of December 31, 2021, 2020 and 2019, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with other financial and credit institutions.
EQUITY
Shareholders’ equity
As of December 31, 2021, shareholders’ equity amounted to €48,760 million, a 2.5% decrease compared to the €50,020 million recorded as of December 31, 2020, mainly as a result of the increase in accumulated other comprehensive loss.
Accumulated other comprehensive income (loss)
As of December 31, 2021, the accumulated other comprehensive loss amounted to €16,476 million, a 14.8% increase compared to the €14,356 million recorded as of December 31, 2020, mainly as a result of the adverse impact of the depreciation of the currencies of some of the main non-euro countries where the BBVA Group operates (in particular, the Turkish lira) on “Foreign currency translation”. As of December 31, 2019, the accumulated other comprehensive loss amounted to €10,226 million.
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
Additional information on certain market dynamics affecting the three main countries where we operate is provided below.
Spain
The commercial banking sector in Spain has undergone significant consolidation since the prior global financial crisis. Following the merger of Bankia (an integration of seven regional saving banks, led by Caja Madrid, which subsequently merged with Banco Mare Nostrum) and Caixabank (which acquired Banco de Valencia, Banca Cívica and Barclays´ Spanish operations), Caixabank is the largest bank in Spain in terms of total assets. Furthermore, several M&A transactions have taken place in the Spanish banking system over the past 4-5 years. In this vein, in June 2017, Banco Santander announced the acquisition of 100% of the share capital of Banco Popular as part of the resolution strategy adopted by the SRB for the latter. In addition, the merger between Unicaja and Liberbank was completed in June 2021, creating the fourth largest bank in terms of total assets in Spain. Caixabank and Banco Santander are BBVA’s main competitors in the Spanish market.
We face strong competition in all of our principal areas of operations. The still prevailing low interest rate environment, which depresses interest income, and the mature credit market makes competition quite fierce in the Spanish market. In particular, competition is particularly intense in the credit market for lending to SMEs, where new credit interest rates have fallen from a weighted average of 5.5% between January 2012 and May 2014 to around 2.1% in 2021. After the outbreak of the COVID-19 crisis in the first quarter of 2020, public support measures were introduced in Spain, particularly in the form of public guarantees (ICO loans) on new loans to corporates and SMEs and deferrals and payment holidays on certain loans. Until January 2022, ICO loans amounted to €135.5 billion, of which €103.1 billion have a public guarantee. This has resulted in decreased competition in the SME loans segment. However, demand for new ICO loans is declining and the program will expire (for new loans) in June 2022, so competition levels will likely increase again. More broadly, the end of the COVID-19 related public relief measures might result in a deterioration in the credit quality of some borrowers, especially SMEs, which might require higher loan-loss provisions by banks. Regarding the mortgage segment, the pandemic has brought some changes in households’ preferences (larger houses, outside space, second houses) which have increased the demand for mortgages. Therefore this portfolio, as a whole, has started to increase again (+0.9% year-on-year as of November 2021), following the long-period of de-leveraging preceding the pandemic, and has resulted in increased competition in this segment.
In the aftermath of the prior global financial crisis, the need for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment has depressed remuneration for deposits, there seems to be a zero interest rate floor as deposit rates are not entering negative territory. Former Spanish savings banks, and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services. The liquidity programs implemented by the ECB have partially lessened the dependence on customer deposits, which has in turn lowered the level of competition for deposits in Spain. Credit cooperatives, which are active principally in rural areas where they provide savings and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. The entry of “fintech companies” and online banks into the Spanish banking system has also increased competition, especially in payment services. Insurance companies and other financial service firms also compete for customer funds. Like commercial banks, former savings banks, insurance companies and other financial service firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from savings banks and, to a lesser extent, credit cooperatives.

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
Mexico
As of December 31, 2021, the Mexican banking sector comprised 50 operating institutions, the same number as in 2020, after the ceasing of operations of Accendo Banco (0.8% of total assets of the group of entities of “banca múltiple” operating in Mexico) and the start of operations of BNP Paribas México. In addition, Mexican Fintech Credijusto acquired Banco Finterra (0.2% of total assets) while Argentinian Fintech Ualá acquired ABC Capital (0.5% of total assets).
The seven largest banks of the system (“G7 group”, that includes BBVA Mexico, Santander, CitiBanamex, Banorte, HSBC, Scotia Bank and Inbursa) held 76.8% of total assets as of December 31, 2021, below the 78.1% recorded the previous year. BBVA Mexico, the largest bank in the system, was one of the four banks in the G7 group that increased its participation in total assets (from 21.8% to 22.2%). Regarding credit balances, the G7 group diminished its market share from 81.3% to 81.1%, but BBVA Mexico was able to slightly increase its participation in total credit balances from 23.5% to 23.6%. The bank that gained the largest credit share was Banco Azteca (the ninth largest of the system), from 2.0% to 2.2%. As for deposits, the G7 group also lost market share (from 80.3% to 79.4%), but BBVA Mexico was able to obtain the largest gain among the 50 banks of the system, increasing its share from 21.5% to 23.0%.
In January 2022, CitiBanamex announced its intention to sell the Banamex brand and the following business lines in Mexico: consumption credit, business credit, high-net-worth individuals banking, pensions, as well as its physical infrastructure (branches and ATMs). As of December 2021, CitiBanamex held 12.4% of total assets (the third largest in the system), 9.9% of total credit balances, and 13.0% of total deposits. Santander, Banorte, HSBC, Inbursa and Banco Azteca publicly expressed their interest in the transaction. This operation will reconfigure the structure of the Mexican banking system and promote overall competition in the sector, although the competitive pressure on specific banking segments will depend on which institution ends up being the buyer. Furthermore, the lagged recovery of economic activity and the interest rate hike cycle will constitute additional challenges to the competitive environment of the Mexican banking system.
Regulatory activity along the first months of 2021 was centered on extending the pandemic remedial measures related to liquidity, specifically BANXICO’s additional financing facilities, securities lending, government and corporate bond repurchases, the channeling of funds to commercial banks (targeted at SMEs) and the temporary relaxation of liquidity requirements (a shared remit of BANXICO and the CNBV).
The CNBV revised its recommendation to banks to abstain from distributing dividends and buying back stock, which it had issued at the beginning of the pandemic: in April 2021, it recommended banks to carry out distributions of up to 25% of their net profits for the 2019 and 2020 fiscal years, contingent on meeting several regulatory thresholds, like a 13% capital ratio, stress test requirements, TLAC (for systemic banks), among others.
Later in the year, the CNBV carried out several adjustments regarding remote and client-present identification, consumer credit files, banking agents and outsourcing, along with a special credit provisioning treatment for women borrowers, reflecting a lower observed delinquency. Furthermore, it introduced its adaptation of TLAC and NSFR international standards (the latter issued jointly with BANXICO).
Lastly, the CNBV decided to make permanent a series of pandemic-related adjustments to the standard capitalization requirements for retail, SME and mortgage loans, originally aimed at reducing the capital charges in order to promote a speedier recovery of credit.

Turkey
In Turkey, where we operate through Garanti BBVA, the three public deposit banks that operate in the country accounted for 37% of the total loans of financial institutions as of December 31, 2021, whereas private deposit banks (including Garanti BBVA) accounted for 48%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 15% of the total.

Interest rates were cut several times over the last quarter of 2021, which resulted in a sharp depreciation of the Turkish lira (76% in 2021) and a substantial increase in the inflation rate, up to 36.1% in the year 2021. Nonetheless, the Turkish economy experienced a significant acceleration in the credit growth rate on the back of supportive economic policies implemented since the outbreak of the COVID-19 crisis. In addition, total customer deposits grew strongly in 2021, boosted by the depreciation of the Turkish lira and the high inflation.

In December 2021 the Turkish authorities announced several measures to protect Turkish lira (TL) deposits from the exchange rate volatility to boost confidence in the currency, promote the conversion of foreign currency deposits and participation funds into TL and prevent further dollarization of deposits which rose to 64% at 2021 year-end, up from 55% in December 2020 and September 2021.

More specifically, a two-pillar mechanism to incentivize TL deposits was announced: first, in order to lead resident households and firms to convert their foreign currency deposits and gold into TL term deposits, the CBRT will compensate for any foreign exchange and gold price movements directly in the bank accounts. This will only be applied once for households and corporates with foreign exchange deposits held before December 20, 2021 and December 31, 2021, respectively; second, the Turkish Treasury will compensate resident households for the exchange rate impact on TL term deposits and the related income will not be subject to withholding tax. With these measures Turkish authorities expect to promote TL deposits during 2022.

Recent capitalization of state banks is expected to extend their lending capabilities through new credit guarantee fund schemes, which will likely reinforce competition further in the sector. Despite the high inflation outlook, the lower cost of deposits with longer maturities as a result of the new foreign currency protected TL time deposits is allowing banks to grow especially in shorter maturities.
G. Cybersecurity and Fraud Management
BBVA’s Corporate Security Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls regarding the security of the Group’s global infrastructures, digital channels and payment methods with a holistic and threat intelligence-led approach.
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
During 2021, within the framework of the implementation of the security strategy, security measures have been reinforced in an effort to ensure an adequate protection of BBVA’s information and the assets supporting business processes. The implementation of these measures has been carried out with a global perspective and an integral approach (considering not only technological aspects but also aspects related to the Group’s staff, processes and security governance).
Measures adopted in 2021 included measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management, (ii) ensure compliance of the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective.
The main initiatives which are being implemented to improve BBVA’s security and client protection are the following:
•Use of biometrics for the completion of transactions through the BBVA app, with the aim of improving user experience and avoiding SIM duplication and smishing attacks.
•Reinforcement of the security measures implemented in business processes with a high risk of fraud, such as the implementation of dynamic CVV for e-commerce purchases with Aqua cards in most of the countries where the BBVA Group operates.
•Implementation of behavioral biometrics and malware protection to improve analytical capabilities and fraud detection capabilities in mobile channels.
•Use of advanced analytics models to protect BBVA’s clients´ funds.

•Enhancement of the information provided to clients in the BBVA app to make them aware of the main risks they are exposed to, so that they can prevent or act against possible threats.
These new initiatives, as well as the implementation of strong customer authentication methods in e-commerce and the commercialization of our Aqua card (the first card without a printed card number or CVV) seek to improve BBVA’s client protection. Our Aqua card has a dynamic CVV, which reinforces security and deters its possible fraudulent use.
Additionally, BBVA has continued carrying out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for BBVA’s employees, clients and society in general, through the BBVA app, online channels and social networks. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), phishing and other technical attacks detection, detection of scams and security in online purchases.
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
During 2021, the Group has detected an increase in the number of attacks, accentuated by the presence of organized crime groups specialized in the banking sector and working in a multi-country environment.
Furthermore, the COVID-19 pandemic has continued to be used by cybercriminals to increase the scope of social engineering attacks through email, SMS, instant messaging systems and social networks. It has also contributed to the emergence of new risks and challenges for companies, like the ones related to security in teleworking and the increase on the attack surface.
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
As cyberattacks evolve and become more sophisticated, the Group has strengthened its prevention and monitorization efforts. System monitoring capabilities have been reinforced, with particular attention to the critical assets that support business processes in order to prevent threats from materializing and, if necessary, to immediately identify and respond to any security incident that may occur. Incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms. Additionally, new Artificial Intelligence models are being developed with the aim to predict and prevent cyberattacks against the Bank infrastructure and to provide a more secure experience to BBVA’s clients.
We believe that measures implemented by the Group have improved information security management from a preventive and proactive approach, based on the use of digital intelligence and advanced analytical capabilities. The main objective of these measures is to ensure an immediate and effective response to any security incident that occurs through the coordination of the different business and support areas involved, to reduce the possible negative impact and, if necessary, to report such incident in a timely manner to the relevant supervisory or regulatory authorities.
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
Data Protection
The second pillar of the strategy is based on the adequate protection and management of data, which is a fundamental element of the data-centric strategy of the BBVA Group. The main initiatives in this area relate to the adoption of measures to ensure that BBVA’s information assets are properly protected, limiting their use to their intended purposes and controlling access to them, considering the security guidelines established by the Group. All activities related to the data protection program are reviewed by the Data Protection Committee, where all relevant stakeholders of the Bank are represented.

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
Security Governance
With the aim of guaranteeing the effective implementation of the Group’s security strategy, BBVA has established a security governance model. Among the bodies composing this governance model, there are Committees responsible for the approval and supervision of the execution of the information security strategy, in matters such as corporate security, information security and protection and fraud management. One of the main elements of this security governance model is the Technology and Cybersecurity Commission, attended by BBVA’s Chairman and certain members of BBVA’s Board of Directors. This Commission is responsible for the oversight of the Group’s technological strategy and cybersecurity strategy and allows the Board of Directors to be informed of the main technological risks to which the Group is exposed, as well as current cybersecurity and technology trends and any relevant security event that can affect the BBVA Group.
Regarding business continuity, during 2021 BBVA has included “resilience” as an integral part of its holistic approach. This change reflects the evolution from a model mainly oriented to guarantee the continuous provision of products and services in situations with high impact and low probability to a model where the organization has the ability to absorb and adapt to situations with an operative impact due to disruptions of different nature (such as pandemics, cyber incidents, natural disasters or technological failures). This transition has involved an intense activity of the Resilience Office that, together with the Group’s Crisis Management Committees and Continuity Committees has had a relevant role in the management of the crisis caused by the COVID-19 pandemic.
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
BBVA has a solid leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and it is the largest shareholder in Garanti BBVA, Turkey’s largest bank in terms of market capitalization. On November 15, 2021, BBVA announced a voluntary takeover bid addressed to the holders of the Garanti BBVA shares it does not own (representing 50.15% of Garanti BBVA’s share capital), which is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions (see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2021—Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”). Until the completion of the USA Sale in June 2021, BBVA also had leading franchises in the Sunbelt Region of the United States (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).
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

Critical Accounting Policies
The Consolidated Financial Statements as of and for the years ended December 31, 2021, 2020 and 2019 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2021, 2020 and 2019, and its results of operations and consolidated cash flows for the years ended December 31, 2021, 2020 and 2019. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to our Consolidated Financial Statements.
In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expense and commitments reported herein. These estimates relate mainly to the following:
•The loss allowance of certain financial assets.
•The assumptions used to quantify certain provisions and for the actuarial calculation of the post- employment benefit liabilities and commitments.
•The useful life and impairment losses of tangible and intangible assets.
•The valuation of goodwill and price allocation of business combinations.
•The fair value of certain unlisted financial assets and liabilities.
•The recoverability of deferred tax assets.
Although these estimates were made on the basis of the best information available as of December 31, 2021, 2020 and 2019, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years. Any such changes would be recorded prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
The increased uncertainty associated with the unprecedented nature of the COVID-19 pandemic has entailed greater complexity in developing reliable estimates and applying judgment. During 2021 there have been no significant changes in the estimates made as of December 31, 2020 and 2019, with the exception of those indicated in the Consolidated Financial Statements.
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
See Note 2.3 to our Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2021.
Financial instruments
Loss allowance of certain financial assets

The “expected losses” impairment model is applied to financial assets valued at amortized cost, debt instruments valued at fair value with changes in accumulated other comprehensive income, financial guarantee contracts and other commitments. All financial instruments valued at fair value through profit or loss are excluded from the impairment model.
The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition and which establish the calculation of the credit risk allowance.
–Stage 1– without significant increase in credit risk
Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to the expected credit loss that arises from all possible default events within 12 months following the presentation date of the financial statements (12 month expected credit losses).
–Stage 2– significant increases in credit risk
When the credit risk of a financial asset has increased significantly since the initial recognition, the loss allowances of that financial instrument is calculated as the expected credit loss during the entire life of the asset. That is, they are the expected credit losses that result from all possible default events during the expected life of the financial instrument.
–Stage 3 – impaired
When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated, as in Stage 2, as the expected credit loss during the entire life of the asset.
When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.
See also “Presentation of Financial Information—Changes in Accounting Policies—New definition of default” for information on the new definition of credit impaired asset (Stage 3) used by the Group in 2021.
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
The results from each of these tests on the dates mentioned were as follows:
As of December 31, 2021, as a result of the CGUs assessment, the Group concluded there is no evidence of indicators of impairment that requires recognizing significant impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.
As of March 31, 2020, we identified an indicator of impairment of goodwill in the United States CGU and, as a result of the goodwill impairment test performed, an impairment of €2,084 million was recognized in the United States CGU, which was mainly due to the negative impact of the macroeconomic scenario following the COVID-19 pandemic. This recognition did not affect the tangible book value or the solvency ratio of the BBVA Group. Since entering into the agreement for the USA Sale, the United States is no longer considered a CGU (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.” and Note 18.1 to our Consolidated Financial Statements).

As of December 31, 2019, an impairment of €1,318 million was recognized in the United States CGU and was mainly the result of the negative changes in interest rates, especially in the second half of 2019, which together with the slowdown of the economy caused the expected results to be below prior estimates. For additional information, see Note 18.1 to our Consolidated Financial Statements.
Mexico CGU
Part of the Group’s goodwill balance corresponds to the CGU in Mexico. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2021, the Group used a growth rate of 5.7% (5.7% as of December 31, 2020 and 5.9% as of December 31, 2019) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Mexico, expected inflation and the potential growth of the banking sector in Mexico. The rate used to discount cash flows is the cost of capital assigned to the CGU, 14.5% as of December 31, 2021 (15.3% as of December 31, 2020 and 14.8% as of December 2019).
As of December 31, 2021, if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €1,709 million and €1,913 million, respectively (€1,043 million and €1,156 million, respectively, as of December 31, 2020). If, as of December 31, 2021, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €1,194 million and €1,067 million, respectively (€688 million and €620 million, respectively, as of December 31, 2020).
Turkey CGU
Part of the Group’s goodwill balance corresponds to the CGU in Turkey. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2021, the Group used a growth rate of 7.0% (the same rate was considered as of December 31, 2020 and 2019) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Turkey and expected inflation in Turkey. The rate used to discount cash flows is the cost of capital assigned to the CGU, 27.7% as of December 31, 2021 (21.0% and 17.4% as of December 31, 2020 and 2019, respectively), which consists of the risk free rate plus a risk premium.
As of December 31, 2021 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €84 million and €88 million, respectively (€164 million and €175 million, respectively, as of December 31, 2020). If, as of December 31, 2021, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €14 million and €13 million, respectively (€29 million and €26 million, respectively, as of December 31, 2020).
United States CGU
As mentioned above, since entering into the agreement for the USA Sale, the United States is no longer considered a CGU.
As of March 31, 2020, the Group used a growth rate of 3.0% (3.5% as of December 31, 2019) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States. The GDP growth rate was lower than the historical average nominal GDP growth rate of the United States for the past 30 years and lower than the real GDP growth rate forecasted by the IMF. The rate used to discount cash flows was the cost of capital assigned to the CGU, 10.3% as of March 31, 2020 (10.0% as of December 31, 2019), which consisted of the risk free rate plus a risk premium.
As of March 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €755 million and €869 million, respectively (€871 million and €1,017 million, respectively, as of December 31, 2019). If, as of March 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €270 million and €235 million, respectively (€340 million and €292 million, respectively, as of December 31, 2019).
With the exception of the United States CGU discussed above, the recoverable amounts of the remaining CGUs were in excess of their carrying value as of December 31, 2021, December 31, 2020 and December 31, 2019.
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
Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. These amounts are calculated by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled. See Notes 2.2.9 and 19 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies about tax assets and liabilities.
A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally Mexican pesos, Turkish liras, Argentine pesos, Colombian pesos, Peruvian soles and, until the completion of the USA Sale, U.S. dollars. For example, if the Turkish lira or Latin American currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of the Turkish lira or Latin American currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of several Latin American currencies, the Turkish lira and the U.S. dollar against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2021, 2020 and 2019 and as period-end exchange rates as of December 31, 2021, 2020 and 2019 according to the European Central Bank (the “ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Mexican peso	23.9842	24.5301	21.5531	23.1438	24.4160	21.2202
Turkish lira	10.5067	8.0501	6.3595	15.2335	9.1131	6.6843
U.S. dollar	1.1827	1.1418	1.1195	1.1326	1.2271	1.1234
Argentine peso				116.3746	103.2543	67.2860
Colombian peso	4,427.3611	4,216.8126	3,673.6747	4,509.0618	4,212.0208	3,681.5391
Peruvian sol	4.5867	3.9923	3.7335	4.5045	4.4470	3.7205

During 2021, foreign exchange markets have been affected by the COVID-19 pandemic, which has generally had an adverse impact on currencies of emerging economies. The Turkish lira, the U.S. dollar, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro in average terms compared with average exchange rates in the prior year. On the other hand, the Mexican peso appreciated against the euro in average terms. In terms of period-end exchange rates, the Turkish lira, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro. On the other hand, the Mexican peso and the U.S. dollar appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and balance sheet.
During 2020, all currencies listed above depreciated against the euro in average terms compared with average exchange rates in the prior year. In terms of period-end exchange rates, all these currencies depreciated as well against the euro. As a result, the overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and balance sheet.
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
COVID-19 pandemic
The COVID-19 pandemic has had an adverse impact on the Group’s results and capital base, especially in 2020. During 2021, there were gradual improvements in the global economic conditions, mainly due to the vaccination progress against the coronavirus and the significant economic stimuli packages adopted by authorities, which have significantly contributed to the improvement in the Group’s results in 2021. However, there are still numerous uncertainties about the final impact of the COVID-19 pandemic, including as a result of the increasing infections caused by the new variants of the coronavirus. Among other challenges, the countries in which the Group operates are still dealing with high unemployment levels, weak economic activity, supply disruptions and increasing inflationary pressures, while public debt has increased significantly due to the support and spending measures implemented by authorities.
With respect to the Group, the main impacts of the COVID-19 pandemic include the following (excluding the impact on BBVA USA, which was sold as part of the USA Sale):
•an increase in loan losses from both companies and individuals, which has so far been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantees and direct aid measures, and;
• increased volatility in the financial markets, which has affected exchange rates (mainly in emerging economies) and the value of assets and investments, adversely affecting the Group's results in the past, and potentially, in the future.
Furthermore, the Group has been and may continue to be affected by the measures or recommendations adopted by regulatory authorities in the banking sector, including but not limited to, the reductions or increases in reference interest rates, the relaxation of prudential requirements, restrictions on the distribution of dividends, the adoption of payment deferral measures for bank customers (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement (as defined below) to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments), the implementation of credit programs supported by public guarantees for corporates, SMEs and self-employed individuals, as well as changes in the financial asset purchase programs.

Since the outbreak of the pandemic, the Group has experienced a decline in its activity. For example, the granting of new loans to individuals generally decreased, especially in 2020. In addition, the Group faces various risks, such as an increased risk of volatility in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, a possible increase in the NPL ratio and risk-weighted assets, as well as a negative impact on the Group's cost of financing and on its access to financing (especially in an environment where credit ratings are affected).

Furthermore, the pandemic could continue to adversely affect third parties that provide critical services to the Group and, in particular, the higher demand and/or the lower availability of certain resources (including as a result of the supply chain disruptions) could, in some cases, make it more difficult for the Group to maintain the required service levels. In addition, the widespread use of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased. See “Item 3. Key Information—Risk Factors—Macroeconomic and Geopolitical Risks and COVID-19 Consequences—The COVID-19 pandemic is adversely affecting the Group”.

Measures adopted in light of the COVID-19 pandemic
For summarized information on certain supervisory pronouncements to be taken into account in the implementation of the accounting and prudential frameworks applicable to financial institutions, see “—Pronouncements of regulatory bodies and supervisors regarding COVID-19” below. The Group has taken such pronouncements into consideration when preparing the Consolidated Financial Statements. For summarized information on certain relief measures adopted by the ECB regarding capital and liquidity requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”.
In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35. On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing its recommendation of July 2020, and recommending that significant credit institutions (which would include the Group) exercise extreme prudence when deciding on or paying out dividends or carrying out share buy-backs aimed at remunerating shareholders. On July 23, 2021, the ECB issued recommendation 2021/31 repealing recommendation ECB/2020/62 as from September 30, 2021. Recommendation ECB/2021/31 establishes that the ECB will assess banks’ capital, dividend distribution and share buybacks plans on an individual basis in the context of the normal supervisory cycle, and repeals any further restrictions on dividends and share buybacks contained in recommendation ECB/2020/62.
See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.
Since the beginning of the pandemic, the Group offered payment deferrals to its customers in all the geographies in which it operates. These measures were driven both by government-led initiatives (typically reflected in local laws and regulation) and non-legally-imposed initiatives (based on sectorial or individual schemes), aimed at mitigating the effects of COVID-19. Generally, the payment of principal and/or interest has been deferred without there being lease modifications in accordance with IFRS 16. See “Presentation of Financial Information—Changes in Accounting Policies—IFRS 16 –Leases – COVID-19 modifications”. Generally, these deferrals have been given for a period of less than one year. Deferrals have been granted to customers in all categories (retail, SMEs and wholesale). With respect to corporates, they are mainly in the Leisure and Real Estate sectors. Deferrals support schemes (in terms of new deferrals) have expired in all geographical areas. See Note 7.2 to the Consolidated Financial Statements for information on the amount of loans with payment deferrals (both existing/unexpired and completed/expired) under EBA standards and those with financing granted with public guarantees at a Group level, as well as the number of customers which have benefited from such measures.
Set forth below is summarized information on certain economic measures that the governments of the main countries where the BBVA Group operates have taken to limit the effects of the COVID-19 pandemic, as well as on the measures adopted by the BBVA Group to support its customers pursuant to initiatives required or supported by the relevant governments.
Spain
In Spain, measures adopted in response to the COVID-19 pandemic included credit facilities for SMEs and self-employed workers and credit guaranteed by the Instituto de Crédito Oficial (“ICO”), upfront payment of pension payments and unemployment benefits, credit guaranteed by the ICO for rent payment, payment deferrals on insurance and credit cards, as well as grace periods on loans for the most affected population. Such measures have been covered mainly by Royal Decree Laws 8/2020 and 11/2020 (jointly, the “RDL”), as well as the agreement promoted by the Spanish Banking Association (“AEB”) to which BBVA adhered (the “CECA-AEB agreement”).
The deferral measures included in the RDL were directed to the especially vulnerable groups indicated in the regulation. These measures consisted of a three-month payment deferral of principal and interest. Additionally, once the term of such deferral has expired, customers have the possibility of joining the relevant sector agreement. By type of customer, they were aimed at individuals and individual or self-employed entrepreneurs, and by type of product, mortgage, personal and consumer loans.
The deferral measures included in the CECA-AEB agreement allow loan debtors to extend maturities and defer interest payments. As originally drafted, these measures consisted of an up to 12-month payment deferral of principal in the case of mortgage loans and an up to six-month payment deferral of principal and interest in personal loans.

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
In addition, pursuant to RDL 26/2020, companies in the transportation sector and the tourism sector were given the right to defer principal and/or interest payments for up to six months and 12 months, respectively. In addition, it contained certain measures intended to promote loan term extensions (for up to a maximum term of 10 years), the conversion of loans into participative loans, as well as debt forgiveness (RDL 5/2021).
Mexico
In Mexico, the National Banking Commission of Securities (Comisión Nacional Bancaria y de Valores or “CNBV”) published official letters P285 / 2020 of March 26, 2020 and P293 / 2020 of April 15, 2020, allowing the granting of capital and interest payment deferral for a period of four months, extendable for two additional months. These measures were relied on both by individuals and corporates, affecting mortgage loans, personal loans and consumer loans, including credit cards. During March and April 2020, BANXICO reduced the monetary policy rate and announced certain measures to promote the orderly behavior of the financial markets, strengthen credit granting channels and provide liquidity for the development of the financial system. It also announced a reduction in the Monetary Regulation Deposit, the instrument through which the Central Bank balances its long-term liquidity, and the start of auctions of U.S. dollars with credit institutions in which BBVA Mexico participated since April.
Measures adopted by the Group in Mexico included a repayment deferral on various credit products, a fixed payment plan to reduce monthly credit card charges, government and corporate bond repurchases, the channeling of funds to commercial banks, the suspension of point of sale fees to support retailers with lower turnover and certain plans to support large corporate customers.
For information on additional measures adopted in Mexico, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Mexico”.
Turkey
Due to the COVID-19 outbreak, the Turkish government announced a program of fiscal measures (Economic Stability Shield) to offset the effects of the pandemic by allowing banks to defer payments for three months, extendable for three additional months, which was accompanied by several communications from the BRSA. These support measures were granted to both individuals and companies. Additionally, public support programs were implemented, through which a public guarantee which covers up to 80% of the principal amount of a loan eligible thereunder was granted for a period of one year.
The Central Bank decreased the average financing rate, tightened its monetary policy and increased the reserve requirement rates, in addition to taking measures to provide liquidity with long-term instruments and discount rates. See “Item 3. Key Information—Risk Factors—Business Risks—The Group faces risks derived from its international geographic diversification and its significant presence in emerging economies”.
Measures adopted by the Group in Turkey included a deferral of certain loan repayments and penalty-free interest and principal payments.
For information on additional measures adopted in Turkey, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey”.
South America
In South America, certain central banks and governments implemented measures to stimulate economic activity and provide greater liquidity in financial systems.
In Colombia, the binding legislation for deferrals was approved by the Financial Superintendency, through Circulars 07/2020 and 14/2020, as well as Resolution No. 385. Deferrals consisted of the deferral of principal and interest payments for up to six months. Also, various public support programs (FNG, Bancoldex, Finagro, Findeter, etc.) provided for guarantees covering between 50-90% of the principal amount of loans.

In Peru, a fiscal package was implemented to alleviate the negative impacts of COVID-19 on households and businesses. The measures were approved through various official letters issued by the Superintendency of Banking and Insurance, allowing the deferral of principal and interest payments initially up to six months and then extended to up to 12, mainly to individuals, self-employed entrepreneurs and SMEs. Additionally, there were public support programs such as Reactiva, Crecer or FAE aimed at companies and micro-companies.
In Argentina, the repeated implementation of quarantine restrictions was accompanied by government fiscal support measures targeting certain sectors and regions. Exchange-rate restrictions were adopted in order to halt the fall in reserves. Further, payment deferrals were mainly regulated at a state level, such as through Royal Decree 544/2020 or Decree 319/2020, in addition to various Central Bank regulations. Aimed at a broad group of clients, they facilitated the deferral of capital and interest for up to three months. Public support programs were also adopted in Argentina, offering public guarantees of up to 100% of the principal amount of eligible loans to micro-SMEs or self-employed entrepreneurs and up to 25% with respect to loans to other companies for up to one year.
Pronouncements of regulatory bodies and supervisors regarding COVID-19
With the aim of mitigating the impact of COVID-19, various European and international bodies have made pronouncements to be taken into account in the implementation of the accounting and prudential frameworks applicable to financial institutions. In particular, the ECB and/or the EBA, as the case may be, have adopted the following relief measures regarding asset quality deterioration and non-performing loans: (i) with respect to loans affected by legally imposed payment deferrals related to the COVID-19 pandemic, it afforded flexibility to the unlikely-to-pay classification of such loans in regard to timing and scope of the assessment, taking into account all available support measures, and (ii) with respect to COVID-19 related financing with public guarantees, it provided flexibility regarding the classification of obligors as unlikely to pay, and will give public-guaranteed loans a preferential treatment in terms of their minimum coverage expectation. Furthermore, Regulation (EU) 2020/873 of the European Parliament and of the Council of June 24, amending the CRR, as regards certain adjustments in response to the COVID-19 pandemic (the “CRR Quick Fix”), contains a number of adjustments to the CRR to facilitate lending by banks as a response to the COVID-19 crisis. The adjustments also reflect recent statements of the Basel Committee on Banking Supervision addressing the challenges of the pandemic. These adjustments include extending for two years the transition period for arrangements related to the implementation of IFRS 9; bringing forward the introduction of some capital relief measures for banks under CRR2, including the preferential treatment of certain loans backed by pensions or salaries and of certain exposures to SMEs and infrastructure; and changing the minimum amount of capital that banks are required to hold for non-performing loans under the prudential backstop.
On December 2, 2020, recognizing the exceptional circumstances of the second wave of COVID-19, the EBA expanded the period for applying the beneficial regulatory treatment for deferrals until March 31, 2021, updating the guidelines on legally-imposed and non-legally-imposed deferrals on loan repayments, including additional safeguards against the risk of an excessive increase in unrecognized losses on banks’ balance sheets.
The Group has taken the pronouncements referred to above into consideration when preparing its Consolidated Financial Statements. See Note 1.5 to our Consolidated Financial Statements for additional information.
USA Sale
On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the USA Sale. The consideration received in cash by BBVA as a result of the USA Sale amounted to approximately $11,500 million (the price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (at an exchange rate of $1.20 per euro).
The accounting for both the results generated by BBVA USA Bancshares, Inc. since entering into the transaction on November 15, 2020 and the gain on sale at closing of the transaction has resulted in cumulative profit net of taxes of €582 million, which has been recorded under the heading “Profit / (loss) from discontinued operations, net” in the relevant consolidated income statements, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (“fully loaded”) ratio of approximately 294 basis points.
As a result of the signing of the USA Sale agreement in November 2020, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of December 31, 2020. In addition, the profit (loss) of these companies was recognized under “Profit / (loss) from discontinued operations, net” in the consolidated income statement for the year ended December 31, 2021 (with respect to the first five months of 2021, until completion of the USA Sale) and for the years ended December 31, 2020 and 2019 (for comparative purposes, in accordance with IFRS 5). See Note 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.

Agreement on the collective layoff procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices. The cost of the process amounted to a €994 million expense before taxes for the year ended December 31, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices) which has been recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, of the BBVA Group and under the heading “Provisions or reversal of provisions and other results” of the Corporate Center. See Note 24 to our Consolidated Financial Statements. As of December 31, 2021, 2,888 employees had agreed to separate from Banco Bilbao Vizcaya Argentaria, S.A., and it is anticipated that additional separations will take place until the expected completion date of March 31, 2022.
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
On December 14, 2020, after obtaining the relevant regulatory approvals from the competent authorities, BBVA Seguros transferred to Allianz, Compañía de Seguros y Reaseguros, S.A., 50% of the share capital plus one share in BBVA Seguros Generales and completed the transaction. BBVA Seguros received a cash payment of €274 million. Prior to that, BBVA transferred its non-life insurance business in Spain, excluding the health insurance business, to BBVA Seguros Generales.
This transaction resulted in a profit net of taxes of approximately €304 million and increased the Group’s CET1 (fully loaded) ratio by 7 basis points for the year ended December 31, 2020. Allianz, Compañía de Seguros y Reaseguros, S.A. may need to make an additional payment to BBVA of up to €100 million if certain business goals and milestones are met.
Sale of the BBVA Group’s stake in Paraguay
On January 22, 2021 and after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary BBVA Paraguay to Banco GNB Paraguay S.A., an affiliate of Grupo Financiero Gilinski. The total amount received by BBVA amounted to approximately $250 million (approximately €210 million) in cash. The transaction resulted in a loss of approximately €9 million net of taxes and has increased the Group’s CET1 (fully loaded) ratio by approximately 6 basis points in 2021.
Agreement with Voyager Investing UK Limited Partnership (Anfora)
On December 21, 2018, BBVA reached an agreement with Voyager, an entity managed by Canada Pension Plan Investment Board, for the transfer by us of a portfolio of credit rights which was mainly composed of non-performing and in default mortgage credits. The transaction was completed during the third quarter of 2019 and resulted in a gain, net of taxes, of €138 million and a slightly positive impact on the BBVA Group’s CET1 (fully-loaded).

Operating Environment
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans, increase the cost of funding of the banking business and typically lead to an increase in default rates.

The global economy is recovering from the pandemic crisis, which led to a 3.2% drop in world GDP in 2020, compared to an estimated 6.1% growth in 2021. The improvement in activity in 2021 is largely due to the progress in vaccination against COVID-19 and the significant economic policy stimuli adopted by authorities. The activity indicators show, however, that the economic recovery process has recently lost momentum.

The slowdown in economic growth occurs in an environment marked by the sharp increase in infections caused by the new variants of the coronavirus. However, the increasing immunization of the world population against the coronavirus has contributed to avoid the adoption of more severe mobility restrictions and, therefore, a greater impact on the economy.

The effects derived from the reduction in production due to the pandemic and its persistence, together with fiscal stimuli and strong demand for goods once restrictions have been lifted, have aggravated the problems in global supply chains since the beginning of 2021. In addition to negatively affecting economic activity, supply bottlenecks have exerted significant upward pressure on prices.

In this context, annual inflation reached 7.0% in the United States and 5.0% in the Eurozone in December of 2021 (1.4% and -0.3% in December of 2020, respectively). In both geographies, long-term inflation expectations, by both financial markets and analysts, have been adjusted upward, although in the case of the Eurozone they remain, in general, below the ECB’s target.

The high levels of inflation and its greater persistence have pressured central banks to bring forward the withdrawal of monetary stimulus measures. The U.S. Federal Reserve, in particular, has begun to reduce its bond purchase programs and has suggested both that monetary policy interest rates will rise earlier and faster than financial markets and analysts expected and that a reduction of its balance sheet will soon take place. In the Eurozone, the ECB will finalize the extraordinary purchasing program designed to deal with the pandemic (Pandemic Emergency Purchase Programme (PEPP)) in March of 2022. Although the ordinary program (Asset Purchase Programme (APP)) is maintained, asset purchases will moderate throughout the year. However, unlike the Federal Reserve, the ECB has continued to maintain that it rules out an increase in benchmark interest rates in 2022.

According to BBVA Research, the global economy recovery will foreseeably continue in the coming months, although at a slightly lower rate than expected in autumn 2021 due to the persistence of the pandemic, but also derived from the greater than expected impact of the problems in global supply chains on inflation, in a context of less fiscal and monetary stimuli. GDP growth would therefore moderate, from an estimated 5.6% in 2021 to approximately 4.2% in the United States, from 5.1% in 2021 to 3.7% in 2022 in the Eurozone and from 8.0% in 2021 to 5.2% in 2022 in China. The probable increases in monetary policy interest rates in the United States, as well as a progressive control of the pandemic and reduction in the problems in the supply chains, may result in a moderation of inflation throughout the year; although it could remain high in certain countries, particularly in the United States.

The risks to this economic scenario expected by BBVA Research are significant and biased to the downside. They include more persistent inflation, financial turmoil caused by a more aggressive withdrawal of monetary stimuli, the appearance of new variants of the coronavirus that elude current vaccines, a sharper slowdown in the Chinese economy, as well as social and geopolitical tensions, including the armed conflict in Ukraine. The countries in which the Group operates face various idiosyncratic risks, beyond those related to the global environment.

In Spain, the economic recovery continues, despite the negative effects on activity of the increase in infections caused by the new variants of the coronavirus. Thus, growth would have been around 5.1% in 2021 (compared to -10.8% in 2020), and could reach 5.5% in 2022, provided the resources from European funds are used in a timely manner, according to BBVA Research estimates. Inflation continues to accelerate (in December 2021 it stood at 6.5%, compared to -0.5% in December 2020), driven mainly by energy prices, but it is expected to moderate in 2022, according to BBVA Research.

In Mexico, economic growth slowed in the second half of 2021 after a strong expansion in the first half of the year. Given the recent slowdown, BBVA Research estimates that GDP has grown 5.3% in 2021 (-8.4% in 2020), seventy basis points less than its previous forecast. In an environment of relative weakness in domestic demand, strong inflationary pressures have led BANXICO to raise monetary policy interest rates to 5.5% in December, from 4.0% in May. BBVA Research estimates that interest rates will continue to rise, in an environment of relatively high inflation (7.4% at year-end, 5.7% on average in 2021), and that GDP growth will moderate significantly to around 2.2% in 2022.

In Turkey, activity indicators suggest that GDP continued to grow strongly in the fourth quarter, supporting a revision of BBVA Research's growth estimate for 2021 from 9.5% to around 10.8%. The strength of demand, as well as the sharp depreciation of the Turkish lira after the interest rate cuts announced in recent months have contributed to the significant increase of annual inflation to 36.1% in December 2021. GDP growth is expected to moderate to around 3.5% in 2022, according to BBVA Research. However, macroeconomic distortions have increased lately and the economic environment is highly unstable given the combination of high inflation (expected to be around 50% on average in 2022), negative real interest rates, the depreciation of the Turkish lira and the high external financing needs.

In Argentina, the increasing control of the pandemic during the second half of 2021 has allowed a rapid recovery in economic activity. BBVA Research estimates that GDP growth could have reached around 10.0% in 2021 (-9.9% in 2020) and foresees a moderation to around 3.5% in 2022. Inflation remains very high, around 50% in December 2021 (36.1% in December 2020), and a certain acceleration in inflation is expected during 2022, pending the negotiation of a new loan agreement with the International Monetary Fund.

In Colombia, economic activity has shown greater dynamism than expected in recent months, which implies that GDP growth in 2021 could reach 10% (-6.8% in 2020). High inflation has contributed to the central bank’s decision to raise interest rates to 3.00% in December, from 1.75% in August. BBVA Research expects that additional increases in interest rates will help control inflation expectations and that GDP growth will be around 4.0% in 2022.

In Peru, the economic recovery process has continued in 2021 and BBVA Research estimates that GDP growth in 2021 will be around 13.1% (-11.0% in 2020), despite inflationary pressures and increases in monetary policy interest rates up to 3.0% in December. It is also expected that growth in 2022 will slightly exceed 2%, in a context of relatively high, although decreasing, inflation and additional increases in interest rates.

BBVA Group results of operations for 2021 compared to 2020
The table below shows the Group’s consolidated income statements for 2021 and 2020.

	Year Ended December 31,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Interest and other income	23,015	22,389	2.8
Interest expense	(8,329)	(7,797)	6.8
Net interest income	14,686	14,592	0.6
Dividend income	176	137	27.9
Share of profit or loss of entities accounted for using the equity method	1	(39)	n.m. (1)
Fee and commission income	6,997	5,980	17.0
Fee and commission expense	(2,232)	(1,857)	20.2
Net gains (losses) on financial assets and liabilities (2)	1,027	1,187	(13.5)
Exchange differences, net	883	359	145.8
Other operating income	661	492	34.3
Other operating expense	(2,041)	(1,662)	22.8
Income on insurance and reinsurance contracts	2,593	2,497	3.9
Expense on insurance and reinsurance contracts	(1,685)	(1,520)	10.8
Gross income	21,066	20,166	4.5
Administration costs	(8,296)	(7,799)	6.4
Personnel expense	(5,046)	(4,695)	7.5
Other administrative expense	(3,249)	(3,105)	4.7
Depreciation and amortization	(1,234)	(1,288)	(4.2)
Net margin before provisions (3)	11,536	11,079	4.1
Provisions or reversal of provisions and other results	(1,018)	(746)	36.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,034)	(5,179)	(41.4)
Impairment or reversal of impairment on non-financial assets	(221)	(153)	44.7
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	24	(197)	n.m. (1)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(40)	444	n.m. (1)
Operating profit/(loss) before tax	7,247	5,248	38.1
Tax expense or income related to profit or loss from continuing operations	(1,909)	(1,459)	30.9
Profit / (loss) from continuing operations	5,338	3,789	40.9
Profit / (loss) from discontinued operations, net	280	(1,729)	n.m. (1)
Profit / (loss)	5,618	2,060	172.7
Profit / (loss) attributable to parent company	4,653	1,305	256.6
Profit / (loss) attributable to non-controlling interests	965	756	27.7
(1)Not meaningful.
(2)Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our consolidated income statements for the years ended December 31, 2021 and 2020 were as follows:
Net interest income
The following table summarizes net interest income for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Interest and other income	23,015	22,389	2.8
Interest expense	(8,329)	(7,797)	6.8
Net interest income	14,686	14,592	0.6
Net interest income for the year ended December 31, 2021 amounted to €14,686 million, a 0.6% increase compared with the €14,592 million recorded for the year ended December 31, 2020, as a result of the 2.8% year-on-year increase in interest and other income, due mainly to the increase in yields (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”), offset by an increase in interest expense of 6.8%, mainly driven by higher funding costs in Turkey. By region, the increase in net interest income was mainly the result of the increases in net interest income in Mexico and South America (as described below). At constant exchange rates, net interest income increased by 6.1%. The following factors, set out by region, were the main contributors to the 0.6% increase in net interest income:
•Mexico: there was a 7.8% increase mainly as a result of lower funding costs and the higher loan contribution (both in terms of volume and yield), in particular, due to the increase in the volume of retail loans and, to a lesser extent, the appreciation of the Mexican peso against the euro.
•South America: there was a 5.8% increase mainly as a result of the increase in the volume of loans, in particular, retail loans in Argentina and Colombia and consumer and credit cards loans in Peru, which were supported by the government recovery plans, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro.
The increase in net interest income was partially offset by:
•Turkey: there was a 14.8% decrease as a result mainly of the depreciation of the Turkish lira against the euro and, to a lesser extent, higher funding costs, partially offset by higher Turkish lira-denominated loans.
•Spain: there was a 1.8% decrease mainly as a result of the lower interest rate environment and lower sales from the ALCO portfolio, partially offset by lower funding costs.
Dividend income
Dividend income for the year ended December 31, 2021 amounted to €176 million, a 27.9% increase compared with the €137 million recorded for the year ended December 31, 2020 mainly as a result of higher dividend income relating to Spain, particularly dividends paid by technology companies in which we invest through funds and investment vehicles.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2021 amounted to income of €1 million, compared with the €39 million loss recorded for the year ended December 31, 2020.

Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Bills receivables	23	27	(16.2)
Demand accounts	425	322	32.0
Credit and debit cards and TPVs	2,628	2,089	25.8
Checks	136	136	0.2
Transfers and other payment orders	664	555	19.7
Insurance product commissions	215	159	35.7
Loan commitments given	234	185	26.3
Other commitments and financial guarantees given	364	349	4.1
Asset management	1,250	1,100	13.6
Securities fees	267	367	(27.2)
Custody securities	169	135	25.0
Other fees and commissions	622	556	11.9
Fee and commission income	6,997	5,980	17.0
Fee and commission income increased by 17.0% to €6,997 million for the year ended December 31, 2021 from the €5,980 million recorded for the year ended December 31, 2020, primarily due to the increase in payment systems and brokerage fees as a result of increased volume of transactions, especially in Mexico and Turkey, the increase in banking services, fee and commission income from asset management activities (driven both by volume and performance) and insurance product commissions in Spain, and increases in certain credit cards transactions and fees in South America (once the restrictions on mobility caused by the COVID-19 pandemic were eliminated), partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro.
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2021 and 2020 is as follows:

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Demand accounts	5	5	(12.3)
Credit and debit cards	1,427	1,130	26.3
Transfers and other payment orders	120	97	23.1
Commissions for selling insurance	51	54	(5.7)
Custody securities	55	52	6.3
Other fees and commissions	574	519	10.6
Fee and commission expense	2,232	1,857	20.2
Fee and commission expense increased by 20.2% to €2,232 million for the year ended December 31, 2021 from the €1,857 million recorded for the year ended December 31, 2020, primarily due to the higher volume of transactions as a result of the partial recovery from the COVID-19 pandemic, particularly involving payment systems and brokerage fees in Mexico and Turkey, and the removal of the temporary waiver or reduction of fees in certain regions, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities decreased by 13.5% to €1,027 million for the year ended December 31, 2021 compared to the net gain of €1,187 million recorded for the year ended December 31, 2020, mainly due to decreased sales in the Global Markets unit in Mexico as a result of increased volatility in the financial markets, decreased securities’ sales within the ALCO portfolio in Mexico and Spain, the decreased valuation of the BBVA Group’s stake in Prisma Medios de Pago, S.A. in Argentina and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro, partially offset by the gains generated by trading transactions in Turkey and the positive performance of the Global Markets units in Turkey and Spain.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	134	139	(3.9)
Financial assets at fair value through other comprehensive income	109	114	(4.3)
Financial assets at amortized cost	27	106	(74.2)
Other financial assets and liabilities	(2)	(81)	(97.3)
Gains (losses) on financial assets and liabilities held for trading, net	341	777	(56.1)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	432	208	107.2
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	335	56	n.m. (1)
Gains (losses) from hedge accounting, net	(214)	7	n.m. (1)
Net gains (losses) on financial assets and liabilities	1,027	1,187	(13.5)
(1)Not meaningful.
Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased 3.9% to €134 million in the year ended December 31, 2021 from €139 million in the year ended December 31, 2020.
Gains on financial assets and liabilities held for trading decreased by 56.1%, to €341 million in the year ended December 31, 2021 from €777 million in the year ended December 31, 2020, as a result in part of the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro, in particular, the Turkish lira and losses on trading derivatives in foreign currency positions in Turkey and Spain.
Gains on non-trading financial assets mandatorily at fair value through profit or loss increased to €432 million in the year ended December 31, 2021 from €208 million in the year ended December 31, 2020, primarily due to increased gains on equity instruments in Spain.
Losses from hedge accounting for the year ended December 31, 2021 were €214 million, compared with the €7 million gain recorded for the year ended December 31, 2020, mainly as a result of the negative changes in the fair value of the hedged items (attributable to the hedged risk).
Exchange differences, net
Exchange differences increased to a €883 million gain for the year ended December 31, 2021 from a €359 million gain for the year ended December 31, 2020, mainly as a result of the positive impact of changes in exchange rates on certain foreign currency positions.
Other operating income and expense, net
Other operating income for the year ended December 31, 2021 increased by 34.3% to €661 million compared with the €492 million recorded for the year ended December 31, 2020, mainly as a result of the higher adjustment for hyperinflation in Argentina and the higher income from real estate related services in Spain, partially offset by the depreciation of the currencies of the main non-euro countries where the Group operates (excluding Mexico) against the euro.
Other operating expense for the year ended December 31, 2021 amounted to €2,041 million, a 22.8% increase compared with the €1,662 million recorded for the year ended December 31, 2020, mainly driven by the greater contributions made to the ECB’s Single Resolution Fund in Spain and the higher adjustment for hyperinflation in Argentina, offset in part by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2021 was €2,593 million, a 3.9% increase compared with the €2,497 million of income recorded for the for the year ended December 31, 2020.

Expense on insurance and reinsurance contracts for the year ended December 31, 2021 was €1,685 million, a 10.8% increase compared with the €1,520 million expense recorded for the year ended December 31, 2020, mainly as a result of a higher claims ratio in Mexico derived from the impacts of the COVID-19 pandemic, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2021 amounted to €8,296 million, a 6.4% increase compared with the €7,799 million recorded for the year ended December 31, 2020, mainly as a result of higher personnel expenses in Mexico and South America (affected by inflation and, with respect to Mexico, to a lesser extent, the return of certain employees to their positions once commercial activity started to pick up and the appreciation of the Mexican peso), and increases in certain general expenses related to technology in Mexico (also affected by inflation). The increase was partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro.
The table below provides a breakdown of personnel expense for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Wages and salaries	3,933	3,610	9.0
Social security costs	668	671	(0.4)
Defined contribution plan expense	71	72	(1.2)
Defined benefit plan expense	49	49	(0.1)
Other personnel expense	325	293	11.0
Personnel expense	5,046	4,695	7.5
The table below provides a breakdown of other administrative expense for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,176	1,088	8.1
Communications	175	172	1.8
Advertising	207	186	11.4
Property, fixtures and materials	380	404	(6.0)
Taxes other than income tax	347	344	0.8
Surveillance and cash courier services	179	161	11.2
Other expense	786	749	4.9
Other administrative expense	3,249	3,105	4.7
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2021 was €1,234 million, a 4.2% decrease compared with the €1,288 million recorded for the year ended December 31, 2020, mainly due to the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results for the year ended December 31, 2021 amounted to an expense of €1,018 million, a 36.4% increase compared with the €746 million expense recorded for the year ended December 31, 2020, mainly as a result of the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which resulted in a provision amounting to €754 million which has been recognized in the Corporate Center. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements. The increase was offset, in part, by lower commitments and guarantees given and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2021 was an expense of €3,034 million, a 41.4% decrease compared with the €5,179 million expense recorded for the year ended December 31, 2020, mainly due to (i) lower credit impairment requirements in the main countries where the BBVA Group operates; (ii) higher recoveries and limited additions to credit impaired assets (Stage 3) supported by recoveries throughout the year; (iii) improvement of the macroeconomic scenario in 2021; and (iv) to a lesser extent, the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro. The year ended December 31, 2020 was adversely impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, while the non-performing loan ratio and the related coverage ratio were positively affected by the temporary deferrals and other relief measures adopted to address the effects of the COVID-19 pandemic.
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	17	19	(9.4)
Financial assets at amortized cost	3,017	5,160	(41.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3,034	5,179	(41.4)
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2021 amounted to an expense of €221 million, a 44.7% increase compared with the €153 million expense recorded for the year ended December 31, 2020, mainly as a result of the impairment recognized due to the closing of rented offices pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which has been recognized in the Corporate Center under line item “Provisions or reversal of provisions and other results”. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements.
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2021 amounted to a €24 million gain compared with the €197 million loss recorded for the year ended December 31, 2020.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2021 was €40 million, compared with the €444 million gain recorded for the year ended December 31, 2020, mainly due to the losses recognized due to the closing of offices for own use and the decommission of facilities, pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which have been recognized in the Corporate Center under line item “Provisions or reversal of provisions and other results”. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements. The year ended December 31, 2020 was positively affected by the sale to Allianz, Compañía de Seguros y Reaseguros, S.A. of 50% of the share capital plus one share in BBVA Allianz Seguros y Reaseguros, S.A. in the fourth quarter of 2020. See “― Factors Affecting the Comparability of our Results of Operations and Financial Condition―Alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.” and Note 3 to our Consolidated Financial Statements.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the year ended December 31, 2021 amounted to €7,247 million, a 38.1% increase compared with the €5,248 million operating profit before tax recorded for the year ended December 31, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the year ended December 31, 2021 amounted to €1,909 million, a 30.9% increase compared with the €1,459 million expense recorded for the year ended December 31, 2020, mainly due to the increase in operating profit before tax. Tax expense amounted to 26.3% of operating profit before tax for the year ended December 31, 2021 and 27.8% for the year ended December 31, 2020.
Profit / (loss) from discontinued operations, net
Profit from discontinued operations for the year ended December 31, 2021 amounted to €280 million compared with the €1,729 million loss recorded for the year ended December 31, 2020. Profit from discontinued operations for the year ended December 31, 2020 was adversely impacted by the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item. In addition, the change was also attributable to the gain on sale of the companies included within the scope of the USA Sale until its closing on June 1, 2021.
Profit / (loss)
As a result of the foregoing, profit for the year ended December 31, 2021 amounted to €5,618 million compared with the €2,060 million recorded for the year ended December 31, 2020.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2021 amounted to €4,653 million compared with the €1,305 million recorded for the year ended December 31, 2020.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the year ended December 31, 2021 amounted to €965 million, a 27.7% increase compared with the €756 million profit attributable to non-controlling interests recorded for the year ended December 31, 2020.

BBVA Group results of operations for 2020 compared to 2019
The table below shows the Group’s consolidated income statements for 2020 and 2019.

	Year Ended December 31,

	2020	2019	Change
	(In Millions of Euros)		(In %)
Interest and other income	22,389	27,762	(19.4)
Interest expense	(7,797)	(11,972)	(34.9)
Net interest income	14,592	15,789	(7.6)
Dividend income	137	153	(10.1)
Share of profit or loss of entities accounted for using the equity method	(39)	(42)	(6.9)
Fee and commission income	5,980	6,786	(11.9)
Fee and commission expense	(1,857)	(2,284)	(18.7)
Net gains (losses) on financial assets and liabilities (1)	1,187	705	68.4
Exchange differences, net	359	581	(38.2)
Other operating income	492	639	(23.0)
Other operating expense	(1,662)	(1,943)	(14.4)
Income on insurance and reinsurance contracts	2,497	2,890	(13.6)
Expense on insurance and reinsurance contracts	(1,520)	(1,751)	(13.2)
Gross income	20,166	21,522	(6.3)
Administration costs	(7,799)	(8,769)	(11.1)
Personnel expense	(4,695)	(5,351)	(12.3)
Other administrative expense	(3,105)	(3,418)	(9.2)
Depreciation and amortization	(1,288)	(1,386)	(7.0)
Net margin before provisions (2)	11,079	11,368	(2.5)
Provisions or reversal of provisions and other results	(746)	(614)	21.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,179)	(3,552)	45.8
Impairment or reversal of impairment on non-financial assets	(153)	(128)	19.2
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	(197)	(50)	293.0
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	444	23	n.m. (3)
Operating profit / (loss) before tax	5,248	7,046	(25.5)
Tax expense or income related to profit or loss from continuing operations	(1,459)	(1,943)	(24.9)
Profit / (loss) from continuing operations	3,789	5,103	(25.8)
Profit / (loss) from discontinued operations, net	(1,729)	(758)	128.1
Profit / (loss)	2,060	4,345	(52.6)
Profit / (loss) attributable to parent company	1,305	3,512	(62.9)
Profit / (loss) attributable to non-controlling interests	756	833	(9.3)
(1)Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.

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
Net interest income for the year ended December 31, 2020 amounted to €14,592 million, a 7.6% decrease compared with the €15,789 million recorded for the year ended December 31, 2019, as interest and other income declined by 19.4% due mainly to the decrease in volumes and yields (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”), combined with a decrease in interest expense of 34.9%, mainly driven by lower funding costs. By region, the decline in net interest income was mainly as a result of the decreases in net interest income in Mexico and South America (as described below). At constant exchange rates, net interest income increased by 4.8%. The following factors, set out by region, were the main contributors to the 7.6% decrease in net interest income:
· Mexico: there was a 12.8% decrease mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in the interest reference rate by 300 basis points during 2020 in response to the COVID-19 pandemic crisis. At constant exchange rates, there was a 0.7% decrease.
· South America: there was a 15.5% decrease mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At constant exchange rates, there was a 0.9% increase.
· Turkey: there was a 1.1% decrease mainly as a result of the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 25.2% increase in net interest income, mainly as a result of higher customer spreads in Turkish lira-denominated loans and higher loan volumes.
· Spain: there was a 0.4% decrease mainly as a result of the lower interest rates.
Dividend income
Dividend income for the year ended December 31, 2020 amounted to €137 million, a 10.1% decrease compared with the €153 million recorded for the year ended December 31, 2019 mainly as a result of the restriction imposed by the Central Bank of the Argentine Republic (BCRA) to private banks on the distribution of profits to shareholders until June 30, 2021, with the goal of preserving available liquidity for the granting of loans to customers, and, to a lesser extent, the depreciation of the currencies of the main non-euro countries where the Group operates against the euro.
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
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Demand accounts	5	6	(16.7)
Credit and debit cards	1,130	1,566	(27.8)
Transfers and other payment orders	97	81	19.8
Commissions for selling insurance	54	54	—
Custody securities	52	30	73.3
Other fees and commissions	519	548	(5.3)
Fee and commission expense	1,857	2,284	(18.7)
Fee and commission expense decreased by 18.7% to €1,857 million for the year ended December 31, 2020 from the €2,284 million recorded for the year ended December 31, 2019, primarily due to the depreciation of the currencies of the main non-euro countries where the BBVA Group operates and the lower volume of transactions as a result of the COVID-19 pandemic, particularly involving credit cards, and the temporary elimination or reduction of fees in certain regions.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 68.4% to €1,187 million for the year ended December 31, 2020 compared to the net gain of €705 million recorded for the year ended December 31, 2019, mainly due to increased sales in the Global Markets unit in Mexico and securities’ sales within the ALCO portfolio in Mexico, partially offset by decreased sales in the Global Markets unit in Spain and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139	186	(25.0)
Financial assets at fair value through other comprehensive income	114	142	(20.2)
Financial assets at amortized cost	106	44	138.2
Other financial assets and liabilities	(81)	(1)	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	777	419	85.2
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208	143	45.6
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56	(98)	n.m. (1)
Gains (losses) from hedge accounting, net	7	55	(87.4)
Net gains (losses) on financial assets and liabilities	1,187	705	68.4
(1)Not meaningful.
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
Exchange differences, net
Exchange differences decreased to a €359 million gain for the year ended December 31, 2020 from a €581 million gain for the year ended December 31, 2019 mainly as a result of the depreciation of the currencies of the main non-euro countries where the Group operates against the euro.
Other operating income and expense, net
Other operating income for the year ended December 31, 2020 decreased by 23.0% to €492 million compared with the €639 million recorded for the year ended December 31, 2019, mainly as a result of the lower adjustment for hyperinflation in Argentina, the lower dividend income from investees accounted for under the equity method and the depreciation of the currencies of the main non-euro countries where the Group operates against the euro.
Other operating expense for the year ended December 31, 2020 amounted to €1,662 million, a 14.4% decrease compared with the €1,943 million recorded for the year ended December 31, 2019, mainly driven by the lower adjustment for hyperinflation in Argentina and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates, offset in part by the greater contributions made to the ECB’s Single Resolution Fund.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2020 was €2,497 million, a 13.6% decrease compared with the €2,890 million of income recorded for the for the year ended December 31, 2019, mainly due to the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.
Expense on insurance and reinsurance contracts for the year ended December 31, 2020 was €1,520 million, a 13.2% decrease compared with the €1,751 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.

Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2020 amounted to €7,799 million, an 11.1% decrease compared with the €8,769 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro and lower costs driven by efficiency plans, in particular in Spain.
The table below provides a breakdown of personnel expense for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Wages and salaries	3,610	4,103	(12.0)
Social security costs	671	725	(7.5)
Defined contribution plan expense	72	95	(23.7)
Defined benefit plan expense	49	49	(1.4)
Other personnel expense	293	379	(22.7)
Personnel expense	4,695	5,351	(12.3)
The table below provides a breakdown of other administrative expense for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,088	1,060	2.6
Communications	172	181	(5.0)
Advertising	186	250	(25.5)
Property, fixtures and materials	404	477	(15.4)
Taxes other than income tax	344	378	(8.9)
Surveillance and cash courier services	161	188	(14.2)
Other expense	749	885	(15.4)
Other administrative expense	3,105	3,418	(9.2)
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2020 was €1,288 million, a 7.0% decrease compared with the €1,386 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.
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
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2020 was an expense of €5,179 million, a 45.8% increase compared with the €3,552 million expense recorded for the year ended December 31, 2019, mainly due to the deterioration of macroeconomic conditions due to the negative effects of COVID-19 especially during the first half of 2020, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers) in the main countries where the Group operates. The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its retail, SMEs and wholesale customers amounting to €33,828 million as of December 31, 2020 (see Note 7.2 to the Consolidated Financial Statements), and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.

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
Profit / (loss) from discontinued operations, net
Loss from discontinued operations for the year ended December 31, 2020 amounted to €1,729 million compared with the €758 million recorded for the year ended December 31, 2019, due to the year-on-year increase in the loss recognized by the Group from the companies held for sale in the United States. Such increase was mainly the result of the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item in light of the then pending sale of such business. See “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”, “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” and Note 21 to our Consolidated Financial Statements.
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
The tables set forth below show the income statement of our operating segments and Corporate Center for the years indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group. The “Adjustments” column in the tables for such years shows the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria. In particular:
•in 2021, such differences correspond to the provision recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €754 million (see “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure”), the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €221 million expense for the year ended December 31, 2021, and the losses on derecognition of non-financial assets and subsidiaries and from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations amounting to €18 million. In particular, information relating to our Corporate Center for 2021 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”; and
•in 2020, such differences relate to the treatment of the net capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A., which amounted to €304 million, net of taxes (see “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020”). In particular, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such net capital gain was recorded under “Profit / (loss) from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

	For the Year Ended December 31, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,502	5,836	2,370	2,859	281	(163)	—	14,686
Net fees and commissions	2,189	1,211	564	589	248	(36)	—	4,765
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	343	366	413	324	197	266	—	1,910
Other operating income and expense, net (3)	(109)	190	74	(611)	16	146	—	(295)
Gross income	5,925	7,603	3,422	3,162	741	212	—	21,066
Administration costs	(2,599)	(2,333)	(890)	(1,356)	(430)	(687)	—	(8,296)
Depreciation and amortization	(431)	(326)	(118)	(145)	(20)	(194)	—	(1,234)
Net margin before provisions (4)	2,895	4,944	2,414	1,661	291	(668)	—	11,536
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(503)	(1,440)	(494)	(622)	27	(2)	—	(3,034)
Provisions or reversal of provisions and other results	(270)	24	33	(77)	(4)	32	(772)	(1,034)
Impairment or reversal of impairment on non-financial assets							(221)	(221)
Operating profit / (loss) before tax	2,122	3,528	1,953	961	314	(638)	(994)	7,247
Tax expense or income related to profit or loss from continuing operations	(538)	(960)	(455)	(287)	(60)	94	298	(1,909)
Profit / (loss) from continuing operations	1,584	2,568	1,498	674	254	(544)	(696)	5,338
Profit from discontinued operations, net / Profit from corporate operations, net	—	—	—	—	—	(416)	696	280
Profit / (loss)	1,584	2,568	1,498	674	254	(960)	—	5,618
Profit / (loss) attributable to non-controlling interests	(2)	—	(758)	(184)	—	(20)	—	(965)
Profit / (loss) attributable to parent company	1,581	2,568	740	491	254	(980)	—	4,653
(1)Correspond to the provision recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €754 million, the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €221 million expense for the year ended December 31, 2021, and the losses on derecognition of non-financial assets and subsidiaries and from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations amounting to €18 million. In this section, information relating to our Corporate Center for 2021 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.
(2)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2020
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,566	5,415	2,783	2,701	291	(164)	—	14,592
Net fees and commissions	1,802	1,061	510	483	332	(66)	—	4,123
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	174	423	227	407	171	144	—	1,546
Other operating income and expense, net (3)	25	126	53	(367)	45	22	—	(95)
Gross income	5,567	7,025	3,573	3,225	839	(63)	—	20,166
Administration costs	(2,580)	(2,033)	(880)	(1,219)	(446)	(642)	—	(7,799)
Depreciation and amortization	(460)	(312)	(150)	(154)	(20)	(194)	—	(1,288)
Net margin before provisions (4)	2,528	4,680	2,544	1,853	372	(898)	—	11,079
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,167)	(2,172)	(895)	(864)	(85)	4	—	(5,179)
Provisions or reversal of provisions and other results	(538)	(33)	(127)	(93)	(8)	(289)	435	(652)
Operating profit / (loss) before tax	823	2,475	1,522	896	280	(1,183)	435	5,248
Tax expense or income related to profit or loss from continuing operations	(167)	(714)	(380)	(277)	(57)	268	(130)	(1,459)
Profit from continuing operations	655	1,761	1,142	618	222	(915)	304	3,789
Profit / (loss) from discontinued operations / Profit / (loss) from corporate operations, net	—	—	—	—	—	(1,424)	(304)	(1,729)
Profit	655	1,761	1,142	618	222	(2,339)	—	2,060
Profit attributable to non-controlling interests	(3)	—	(579)	(173)	—	—	—	(756)
Profit attributable to parent company	652	1,761	563	446	222	(2,339)	—	1,305
(1)Relate to the treatment of the net capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A., which amounted to €304 million, net of taxes (see “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020”). In particular, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such net capital gain has been recorded under “Profit / (loss) from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain was recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).
(2)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2019
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income	3,585	6,209	2,814	3,196	236	(252)	15,789
Net fees and commissions	1,751	1,295	717	557	277	(95)	4,502
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	239	310	10	576	169	(17)	1,286
Other operating income and expense, net (2)	98	220	50	(479)	46	11	(55)
Gross income	5,674	8,034	3,590	3,850	728	(353)	21,522
Administration costs	(2,777)	(2,304)	(1,036)	(1,403)	(455)	(793)	(8,769)
Depreciation and amortization	(476)	(346)	(179)	(171)	(24)	(190)	(1,386)
Net margin before provisions (3)	2,420	5,383	2,375	2,276	249	(1,336)	11,368
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(138)	(1,698)	(906)	(777)	(34)	—	(3,552)
Provisions or reversal of provisions and other results	(386)	5	(128)	(103)	7	(163)	(769)
Operating profit / (loss) before tax	1,896	3,690	1,341	1,396	222	(1,499)	7,046
Tax expense or income related to profit or loss from continuing operations	(458)	(992)	(312)	(368)	(39)	225	(1,943)
Profit from continuing operations excluding corporate operations	1,438	2,698	1,029	1,028	184	(1,275)	5,103
Profit / (loss) from discontinued operations / Profit / (loss) from corporate operations, net	—	—	—	—	—	(758)	(758)
Profit	1,438	2,698	1,029	1,028	184	(2,033)	4,345
Profit attributable to non-controlling interests	(3)	—	(524)	(307)	—	—	(833)
Profit attributable to parent company	1,436	2,698	506	721	184	(2,032)	3,512
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of Operations by Operating Segment for 2021 Compared with 2020
SPAIN

	For the Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	3,502	3,566	(1.8)
Net fees and commissions	2,189	1,802	21.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	343	174	97.4
Other operating income and expense, net	(467)	(440)	6.1
Income and expense on insurance and reinsurance contracts	357	465	(23.2)
Gross income	5,925	5,567	6.4
Administration costs	(2,599)	(2,580)	0.8
Depreciation and amortization	(431)	(460)	(6.3)
Net margin before provisions (2)	2,895	2,528	14.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(503)	(1,167)	(56.9)
Provisions or reversal of provisions and other results	(270)	(538)	(49.8)
Operating profit / (loss) before tax	2,122	823	157.9
Tax expense or income related to profit or loss from continuing operations	(538)	(167)	221.7
Profit from continuing operations	1,584	655	141.6
Profit from corporate operations, net	—	—	—
Profit	1,584	655	141.6
Profit attributable to non-controlling interests	(2)	(3)	(32.5)
Profit attributable to parent company	1,581	652	142.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2021 amounted to €3,502 million, a 1.8% decrease compared with the €3,566 million recorded for the year ended December 31, 2020, mainly as a result of the lower interest rate environment and lower sales from the ALCO portfolio, partially offset by lower funding costs. The net interest margin over total average assets of this operating segment amounted to 0.88% for the year ended December 31, 2021, compared with 0.89% for the year ended December 31, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2021 amounted to €2,189 million, a 21.5% increase compared with the €1,802 million recorded for the year ended December 31, 2020, mainly due to the increase in banking services, fee and commission income from asset management activities (driven both by volume and performance) and insurance product commissions.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2021 was a net gain of €343 million, a 97.4% increase compared with the €174 million net gain recorded for the year ended December 31, 2020, mainly as a result of the positive performance of the Global Markets unit, partially offset by lower sales from the ALCO portfolio.
Other operating income and expense, net
Other net operating expense of this operating segment for the year ended December 31, 2021 amounted to €467 million, a 6.1% increase compared with the €440 million expense recorded for the year ended December 31, 2020, mainly due to the greater contributions made to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2021 was €357 million, a 23.2% decrease compared with the €465 million recorded for the year ended December 31, 2020, mainly as a result of lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and to a lesser extent, the sale of the non-life portfolio (excluding health insurance) to Allianz in the fourth quarter of 2020, as a result of which the volume of the insurance business in Spain has been reduced (see “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020”).
Administration costs
Administration costs of this operating segment for the year ended December 31, 2021 amounted to €2,599 million, a 0.8% increase compared with the €2,580 million recorded for the year ended December 31, 2020.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2021 was €431 million, a 6.3% decrease compared with the €460 million recorded for the year ended December 31, 2020.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2021 amounted to a €503 million expense, a 56.9% decrease compared with the €1,167 million expense recorded for the year ended December 31, 2020, mainly due to lower credit impairment requirements, higher write-offs recoveries and the improvement of the macroeconomic scenario in 2021. In 2020, Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification was significantly impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost and lower write-off recoveries.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2021 were a €270 million expense, a 49.8% decrease compared with the €538 million expense recorded for the year ended December 31, 2020, mainly due to lower provisions for various purposes, including potential claims.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2021 was €2,122 million compared with the €823 million profit recorded for the year ended December 31, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2021 was an expense of €538 million compared with the €167 million expense recorded for the year ended December 31, 2020 as a result of the higher operating profit recorded for the year ended December 31, 2021. Tax expense amounted to 25.4% of operating profit before tax for the year ended December 31, 2021 and 20.3% for the year ended December 31, 2020, mainly due to the higher profit before tax in 2021 (as a higher profit usually decreases the relative weight of the tax effects that contribute to reduce the effective tax rate in a given year).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2021 amounted to €1,581 million compared with the €652 million profit recorded for the year ended December 31, 2020.

MEXICO

	For the Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	5,836	5,415	7.8
Net fees and commissions	1,211	1,061	14.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	366	423	(13.3)
Other operating income and expense, net	(218)	(236)	(7.8)
Income and expense on insurance and reinsurance contracts	407	362	12.5
Gross income	7,603	7,025	8.2
Administration costs	(2,333)	(2,033)	14.8
Depreciation and amortization	(326)	(312)	4.6
Net margin before provisions (2)	4,944	4,680	5.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,440)	(2,172)	(33.7)
Provisions or reversal of provisions and other results	24	(33)	n.m. (3)
Operating profit / (loss) before tax	3,528	2,475	42.5
Tax expense or income related to profit or loss from continuing operations	(960)	(714)	34.5
Profit from continuing operations	2,568	1,761	45.8
Profit from corporate operations, net	—	—	—
Profit	2,568	1,761	45.8
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	2,568	1,761	45.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the year ended December 31, 2021, the Mexican peso appreciated 2.3% against the euro in average terms compared with the year ended December 31, 2020, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2021 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2021 amounted to €5,836 million, a 7.8% increase compared with the €5,415 million recorded for the year ended December 31, 2020, mainly as a result of lower funding costs and the higher loan contribution (both in terms of volume and yield), in particular, due to the increase in the volume of retail loans and, to a lesser extent, the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 5.4% increase. The net interest margin over total average assets of this operating segment amounted to 5.18% for the year ended December 31, 2021, compared with 5.00% for the year ended December 31, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2021 amounted to €1,211 million, a 14.1% increase compared with the €1,061 million recorded for the year ended December 31, 2020, mainly due to the increased volume of transactions by credit card customers once the restrictions on mobility were eliminated, increased banking fee rates (once the temporary waiver or reduction of certain fees was terminated) and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was an 11.6% year-on-year increase.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2021 were €366 million, a 13.3% decrease compared with the €423 million gain recorded for the year ended December 31, 2020, mainly as a result of decreased sales in the Global Markets unit due to increased volatility in the financial markets and lower gains from securities transactions within the ALCO portfolio, offset in part by the appreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2021 was a net expense of €218 million, a 7.8% decrease compared with the €236 million net expense recorded for the year ended December 31, 2020, mainly as a result of the positive effects of certain initiatives implemented, aimed at increasing operational efficiencies, which decreased operating expense, offset in part by the appreciation of the Mexican peso against the euro.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2021 was €407 million, a 12.5% increase compared with the €362 million net income recorded for the year ended December 31, 2020, due to a reversal of provisions derived from the impacts of the COVID-19 pandemic and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2021 were €2,333 million, a 14.8% increase compared with the €2,033 million recorded for the year ended December 31, 2020, as a result mainly of higher personnel expenses (affected by inflation and, to a lesser extent, the return of certain employees to their positions once commercial activity started to pick up) and certain general expenses related to technology and, to a lesser extent, the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 12.7%. Such increase was above Mexico’s inflation rate for the period (7.4%).
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2021 was €326 million, a 4.6% increase compared with the €312 million recorded for the year ended December 31, 2020.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2021 was a €1,440 million expense, a 33.7% decrease compared with the €2,172 million expense recorded for the year ended December 31, 2020, mainly due to lower credit impairment requirements, especially in the retail portfolio, and higher write-offs recoveries, offset in part by the appreciation of the Mexican peso against the euro. The year ended December 31, 2020 was impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2021 were a €24 million income compared with the €33 million expense recorded for the year ended December 31, 2020, mainly as a result of higher foreclosed assets sales in 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2021 was €3,528 million, a 42.5% increase compared with the €2,475 million of operating profit recorded for the year ended December 31, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2021 was €960 million, a 34.5% increase compared with the €714 million expense recorded for the year ended December 31, 2020, mainly as a result of higher operating profit before tax. The tax expense amounted to 27.2% of operating profit before tax for the year ended December 31, 2021, and 28.8% for the year ended December 31, 2020.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2021 amounted to €2,568 million, a 45.8% increase compared with the €1,761 million recorded for the year ended December 31, 2020.

TURKEY
As of the date of this Annual Report, BBVA holds a 49.85% stake in Garanti BBVA. On November 15, 2021, BBVA announced a voluntary takeover bid addressed to the holders of the remaining 50.15% of Garanti BBVA’s share capital. The voluntary takeover bid is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2021—Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”.

	For the Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	2,370	2,783	(14.8)
Net fees and commissions	564	510	10.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	413	227	81.9
Other operating income and expense, net	25	(11)	n.m. (2)
Income and expense on insurance and reinsurance contracts	50	64	(23.1)
Gross income	3,422	3,573	(4.2)
Administration costs	(890)	(880)	1.1
Depreciation and amortization	(118)	(150)	(20.8)
Net margin before provisions (3)	2,414	2,544	(5.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(494)	(895)	(44.8)
Provisions or reversal of provisions and other results	33	(127)	n.m. (2)
Operating profit / (loss) before tax	1,953	1,522	28.3
Tax expense or income related to profit or loss from continuing operations	(455)	(380)	19.9
Profit from continuing operations	1,498	1,142	31.1
Profit from corporate operations, net	—	—	—
Profit	1,498	1,142	31.1
Profit attributable to non-controlling interests	(758)	(579)	30.9
Profit attributable to parent company	740	563	31.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
The Turkish lira depreciated 23.4% against the euro in average terms in the year ended December 31, 2021, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2021 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2021 amounted to €2,370 million, a 14.8% decrease compared with the €2,783 million recorded for the year ended December 31, 2020 as a result mainly of the depreciation of the Turkish lira against the euro and, to a lesser extent, higher funding costs. At a constant exchange rate, there was an 11.2% increase in net interest income, mainly as a result of higher Turkish lira-denominated loans. The net interest margin over total average assets of this operating segment amounted to 4.01% for the year ended December 31, 2021, compared with 4.53% for the year ended December 31, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2021 amounted to €564 million, a 10.6% increase compared with the €510 million recorded for the year ended December 31, 2020, mainly as a result of the increase in payment systems and brokerage fees due to an increased volume of transactions, partially offset by the depreciation of the Turkish lira against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2021 amounted to €413 million gain, an 81.9% increase compared with the €227 million gain recorded for the year ended December 31, 2020, mainly due to the gains generated by trading transactions and the positive performance of the Global Markets unit, offset in part by the depreciation of the Turkish lira.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2021 was a €25 million income compared with the €11 million of net expense recorded for the year ended December 31, 2020.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2021 was €50 million, a 23.1% decrease compared with the €64 million recorded for the year ended December 31, 2020, mainly as a result of the depreciation of the Turkish lira.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2021 amounted to €890 million, a 1.1% increase compared with the €880 million recorded for the year ended December 31, 2020. At a constant exchange rate, administration costs increased by 32.5%, which was above Turkey’s inflation rate for the period, mainly as a result of the higher average annual inflation rate (above 19%) and the return of certain employees to their positions once commercial activity started to pick up.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2021 was €118 million, a 20.8% decrease compared with the €150 million recorded for the year ended December 31, 2020, mainly due to the depreciation of the Turkish lira.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2021 was a €494 million expense, a 44.8% decrease compared with the €895 million expense recorded for the year ended December 31, 2020, mainly due to the positive evolution of certain write-off recoveries, the improvement of the macroeconomic scenario and the depreciation of the Turkish lira against the euro. The year ended December 31, 2020 was impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2021 were a €33 million income compared with the €127 million expense recorded for the year ended December 31, 2020, mainly due to higher capital gains from real estate sales and the lower provisions for special funds and contingent liabilities.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2021 was €1,953 million, a 28.3% increase compared with the €1,522 million recorded for the year ended December 31, 2020. At a constant exchange rate, operating profit increased by 67.4%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2021 was €455 million, a 19.9% increase compared with the €380 million expense recorded for the year ended December 31, 2020, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 23.3% of the operating profit before tax for the year ended December 31, 2021, and 24.9% for the year ended December 31, 2020.

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2021 amounted to €758 million, a 30.9% increase compared with the €579 million recorded for the year ended December 31, 2020.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2021 amounted to €740 million, a 31.3% increase compared with the €563 million recorded for the year ended December 31, 2020.

SOUTH AMERICA

	For the Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	2,859	2,701	5.8
Net fees and commissions	589	483	21.8
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	324	407	(20.3)
Other operating income and expense, net	(690)	(459)	50.3
Income and expense on insurance and reinsurance contracts	79	92	(13.9)
Gross income	3,162	3,225	(2.0)
Administration costs	(1,356)	(1,219)	11.3
Depreciation and amortization	(145)	(154)	(5.7)
Net margin before provisions (2)	1,661	1,853	(10.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(622)	(864)	(28.0)
Provisions or reversal of provisions and other results	(77)	(93)	(17.0)
Operating profit / (loss) before tax	961	896	7.3
Tax expense or income related to profit or loss from continuing operations	(287)	(277)	3.5
Profit from continuing operations	674	618	9.0
Profit from corporate operations, net	—	—	—
Profit	674	618	9.0
Profit attributable to non-controlling interests	(184)	(173)	6.3
Profit attributable to parent company	491	446	10.1
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
In the year ended December 31, 2021, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 11.3% (considering the period-end exchange rates), 4.8% and 13.0%, respectively, against the euro in average terms, compared with the year ended December 31, 2020. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2021 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of December 31, 2021 and 2020 and for the years then ended, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies”).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2021 amounted to €2,859 million, a 5.8% increase compared with the €2,701 million recorded for the year ended December 31, 2020, mainly as a result of the increase in the volume of loans, in particular, retail loans in Argentina and Colombia and consumer and credit cards loans in Peru, which were supported by the government recovery plans, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At constant exchange rates, there was a 15.5% increase. The net interest margin over total average assets of this operating segment amounted to 5.34% for the year ended December 31, 2021, compared with 4.84% for the year ended December 31, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2021 amounted to €589 million, a 21.8% increase compared with the €483 million recorded for the year ended December 31, 2020, mainly as a result of higher transaction volumes after the sharp fall in activity due to the COVID-19 pandemic, and increases in certain credit cards transactions and fees in Argentina, after the temporary waiver or reduction of certain fees was terminated, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At a constant exchange rate, there was a 34.9% increase.

Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2021 were €324 million, a 20.3% decrease compared with the €407 million gain recorded for the year ended December 31, 2020, mainly due to the decrease in the valuation of the BBVA Group’s stake in Prisma Medios de Pago, S.A. in Argentina and the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At a constant exchange rate, there was an 11.6% decrease.
Other operating income and expense, net
Other net operating expense of this operating segment for the year ended December 31, 2021 was €690 million, a 50.3% increase compared with the €459 million expense recorded for the year ended December 31, 2020, mainly driven by the adjustment for hyperinflation in Argentina, offset in part by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2021 was €79 million, a 13.9% decrease compared with the €92 million recorded for the year ended December 31, 2020 as a result of the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro and the decrease in income related to life insurance in Colombia. At constant exchange rates, there was a 7.1% decrease.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2021 amounted to €1,356 million, an 11.3% increase compared with the €1,219 million recorded for the year ended December 31, 2020, mainly as a result of increases in the inflation rate in Argentina, Colombia and Peru, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At constant exchange rates, there was a 21.6% increase.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2021 was €145 million, a 5.7% decrease compared with the €154 million recorded for the year ended December 31, 2020, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2021 was a €622 million expense, a 28.0% decrease compared with the €864 million expense recorded for the year ended December 31, 2020, mainly as a result of lower credit deterioration and higher recoveries, in particular, in Peru and Colombia, and, to a lesser extent, the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. The year ended December 31, 2020 was impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2021 were a €77 million expense, a 17.0% decrease compared with the €93 million expense recorded for the year ended December 31, 2020, attributable mainly to lower provisions for contingent risks related to the COVID-19 pandemic and the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2021 was €961 million, a 7.3% increase compared with the €896 million recorded for the year ended December 31, 2020.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2021 was €287 million, a 3.5% increase compared with the €277 million expense recorded for the year ended December 31, 2020, mainly as a result of the lower operating profit before tax. The effective tax rate amounted to 29.9% of operating profit before tax for the year ended December 31, 2021, and 31.0% for the year ended December 31, 2020.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2021 amounted to €184 million, a 6.3% increase compared with the €173 million recorded for the year ended December 31, 2020, due to the lower operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2021 amounted to €491 million, a 10.1% increase compared with the €446 million recorded for the year ended December 31, 2020.

REST OF BUSINESS

	For the Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	281	291	(3.3)
Net fees and commissions	248	332	(25.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	197	171	15.0
Other operating income and expense, net	12	39	(69.2)
Income and expense on insurance and reinsurance contracts	3	6	(38.2)
Gross income	741	839	(11.6)
Administration costs	(430)	(446)	(3.6)
Depreciation and amortization	(20)	(20)	(0.3)
Net margin before provisions (2)	291	372	(21.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	27	(85)	n.m. (3)
Provisions or reversal of provisions and other results	(4)	(8)	(51.9)
Operating profit / (loss) before tax	314	280	12.2
Tax expense or income related to profit or loss from continuing operations	(60)	(57)	4.8
Profit from continuing operations	254	222	14.2
Profit from corporate operations, net	—	—	—
Profit	254	222	14.2
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	254	222	14.2
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2021 amounted to €281 million, a 3.3% decrease compared with the €291 million recorded for the year ended December 31, 2020. The net interest margin over total average assets of this operating segment amounted to 0.79% for the year ended December 31, 2021 compared with 0.80% for the year ended December 31, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2021 amounted to €248 million, a 25.4% decrease compared with the €332 million recorded for the year ended December 31, 2020 mainly due to decreased commissions from earnings in Europe and from the broker-dealer BBVA Securities Inc. in the United States.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2021 were €197 million, a 15.0% increase compared with the €171 million net gain recorded for the year ended December 31, 2020, mainly due to the positive performance of the activities the Group develops in the United States through its broker-dealer BBVA Securities Inc and the branches in Asia.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2021 was €12 million of net income, a 69.2% decrease compared with the €39 million recorded for the year ended December 31, 2020.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2021 amounted to €430 million, a 3.6% decrease compared with the €446 million recorded for the year ended December 31, 2020.

Depreciation and amortization
Depreciation and amortization of this operating segment for the years ended December 31, 2021 and 2020 amounted to an expense of €20 million.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2021 amounted to income of €27 million compared with the €85 million expense recorded for the year ended December 31, 2020, mainly as a result of higher recoveries in the New York branch and in the retail portfolio in Europe. The year ended December 31, 2020 was impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2021 were a €4 million expense compared with the €8 million expense recorded for the year ended December 31, 2020.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2021 was €314 million, a 12.2% increase compared with the €280 million recorded for the year ended December 31, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2021 was €60 million, a 4.8% increase compared with the €57 million expense recorded for the year ended December 31, 2020, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2021 amounted to €254 million, a 14.2% increase compared with the €222 million recorded for the year ended December 31, 2020.

CORPORATE CENTER

	For the Year Ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	(163)	(164)	(0.4)
Net fees and commissions	(36)	(66)	(45.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	266	144	84.2
Other operating income and expense, net	146	39	275.1
Income and expense on insurance and reinsurance contracts	(1)	(17)	(95.8)
Gross income	212	(63)	n.m. (2)
Administration costs	(687)	(642)	7.0
Depreciation and amortization	(194)	(194)	—
Net margin before provisions (3)	(668)	(898)	(25.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2)	4	n.m. (2)
Provisions or reversal of provisions and other results	32	(289)	n.m. (2)
Operating profit / (loss) before tax	(638)	(1,183)	(46.1)
Tax expense or income related to profit or loss from continuing operations	94	268	(64.9)
Profit from continuing operations excluding corporate operations	(544)	(915)	(40.6)
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net	(416)	(1,424)	(70.8)
Profit / (loss)	(960)	(2,339)	(59.0)
Profit / (loss) attributable to non-controlling interests	(20)	—	n.m. (2)
Profit / (loss) attributable to parent company	(980)	(2,339)	(58.1)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2021 was €163 million, a 0.4% decrease compared with the €164 million net expense recorded for the year ended December 31, 2020.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2021 was an expense of €36 million, a 45.5% decrease compared with the €66 million expense recorded for the year ended December 31, 2020.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2021 were €266 million, an 84.2% increase compared with the €144 million net gains recorded for the year ended December 31, 2020, mainly as a result of increases in the market values of certain technology companies in which we invest through funds and investment vehicles.
Other operating income and expense, net
Other net operating income of the Corporate Center for the year ended December 31, 2021 was €146 million compared with the €39 million recorded for the year ended December 31, 2020, mainly as a result of higher dividend income from technology companies in which we invest through funds and investment vehicles and which investments.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2021 amounted to €687 million, a 7.0% increase compared with the €642 million recorded for the year ended December 31, 2020, mainly as a result of the increase in personnel expense.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the years ended December 31, 2021 and 2020 amounted to an expense of €194 million.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2021 were €32 million of income compared with the €289 million expense recorded for the year ended December 31, 2020. Provisions for the year ended December 31, 2020 correspond to the deterioration of investments in subsidiaries, joint venture or associates businesses.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2021 was €638 million, a 46.1% decrease compared with the €1,183 million loss recorded for the year ended December 31, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2021 amounted to €94 million, a 64.9% decrease compared with the €268 million income recorded for the year ended December 31, 2020.
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations of the Corporate Center for the year ended December 31, 2021 amounted to a €416 million loss compared with the €1,424 million loss recorded for the year ended December 31, 2020. Figures for the year ended December 31, 2021 include the cost recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €994 million. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements offset by the results generated by the USA Sale. See “Presentation of Financial Information―Agreement for the sale of BBVA USA Bancshares, Inc.” and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”. The loss in the year ended December 31, 2020 was mainly the result of the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item. See Note 21 to our Consolidated Financial Statements.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of the Corporate Center for the year ended December 31, 2021 was a loss of €980 million, a 58.1% decrease compared with the €2,339 million loss recorded for the year ended December 31, 2020.

Results of Operations by Operating Segment for 2020 Compared with 2019
SPAIN

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	3,566	3,585	(0.5)
Net fees and commissions	1,802	1,751	2.9
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	174	239	(27.2)
Other operating income and expense, net	(440)	(419)	4.9
Income and expense on insurance and reinsurance contracts	465	518	(10.1)
Gross income	5,567	5,674	(1.9)
Administration costs	(2,580)	(2,777)	(7.1)
Depreciation and amortization	(460)	(476)	(3.4)
Net margin before provisions (2)	2,528	2,420	4.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,167)	(138)	n.m. (3)
Provisions or reversal of provisions and other results	(538)	(386)	39.3
Operating profit / (loss) before tax	823	1,896	(56.6)
Tax expense or income related to profit or loss from continuing operations	(167)	(458)	(63.4)
Profit from continuing operations	655	1,438	(54.4)
Profit from corporate operations, net	—	—	—
Profit	655	1,438	(54.4)
Profit attributable to non-controlling interests	(3)	(3)	—
Profit attributable to parent company	652	1,436	(54.6)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2020 amounted to €3,566 million, a 0.5% decrease compared with the €3,585 million recorded for the year ended December 31, 2019, mainly as a result of the lower interest rates. The net interest margin over total average assets of this operating segment amounted to 0.89% for the year ended December 31, 2020, compared with 0.98% for the year ended December 31, 2019.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €823 million, a 56.6% decrease compared with the €1,896 million profit recorded for the year ended December 31, 2019.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was an expense of €167 million, a 63.4% decrease compared with the €458 million expense recorded for the year ended December 31, 2019 as a result of the lower operating profit recorded for the year ended December 31, 2020. Tax expense amounted to 20.3% of operating profit before tax for the year ended December 31, 2020 and 24.1% for the year ended December 31, 2019.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €652 million, a 54.6% decrease compared with the €1,436 million profit recorded for the year ended December 31, 2019.

MEXICO

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	5,415	6,209	(12.8)
Net fees and commissions	1,061	1,295	(18.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	423	310	36.4
Other operating income and expense, net	(236)	(259)	(9.0)
Income and expense on insurance and reinsurance contracts	362	479	(24.4)
Gross income	7,025	8,034	(12.6)
Administration costs	(2,033)	(2,304)	(11.8)
Depreciation and amortization	(312)	(346)	(9.9)
Net margin before provisions (2)	4,680	5,383	(13.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,172)	(1,698)	28.0
Provisions or reversal of provisions and other results	(33)	5	n.m. (3)
Operating profit / (loss) before tax	2,475	3,690	(32.9)
Tax expense or income related to profit or loss from continuing operations	(714)	(992)	(28.0)
Profit from continuing operations	1,761	2,698	(34.7)
Profit from corporate operations, net	—	—	—
Profit	1,761	2,698	(34.7)
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	1,761	2,698	(34.7)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
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
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €1,061 million, a 18.1% decrease compared with the €1,295 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the Mexican peso and, to a lesser extent, the decreased volume of transactions by credit card customers as a result of the restrictions on mobility adopted in response to the COVID-19 pandemic, which led to an increase in the volume of transactions through digital channels (which do not generate commissions for retail customers) and the temporary elimination or reduction of certain fees, such as point of sale fees. At a constant exchange rate, there was a 6.8% year-on-year decrease.

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
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2020 was a net expense of €236 million, a 9.0% decrease compared with the €259 million net expense recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by greater contributions made to the Deposit Guarantee Fund as a result of increases in the volume of deposits (in local currency).
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
Administration costs
Administration costs of this operating segment for the year ended December 31, 2020 were €2,033 million, an 11.8% decrease compared with the €2,304 million recorded for the year ended December 31, 2019, as a result of the depreciation of the Mexican peso. At a constant exchange rate, administration costs increased by 0.6%.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2020 was €312 million, a 9.9% decrease compared with the €346 million recorded for the year ended December 31, 2019 mainly due to the depreciation of the Mexican peso against the euro. At a constant exchange rate, depreciation and amortization increased by 2.7%.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €2,475 million, a 32.9% decrease compared with the €3,690 million of operating profit recorded for the year ended December 31, 2019.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €714 million, a 28.0% decrease compared with the €992 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower operating profit before tax. The tax expense amounted to 28.8% of operating profit before tax for the year ended December 31, 2020, and 26.9% for the year ended December 31, 2019.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €1,761 million, a 34.7% decrease compared with the €2,698 million recorded for the year ended December 31, 2019.

TURKEY

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,783	2,814	(1.1)
Net fees and commissions	510	717	(28.8)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	227	10	n.m. (2)
Other operating income and expense, net	(11)	(10)	12.4
Income and expense on insurance and reinsurance contracts	64	60	8.1
Gross income	3,573	3,590	(0.5)
Administration costs	(880)	(1,036)	(15.1)
Depreciation and amortization	(150)	(179)	(16.4)
Net margin before provisions (3)	2,544	2,375	7.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(895)	(906)	(1.2)
Provisions or reversal of provisions and other results	(127)	(128)	(1.0)
Operating profit / (loss) before tax	1,522	1,341	13.5
Tax expense or income related to profit or loss from continuing operations	(380)	(312)	21.7
Profit from continuing operations	1,142	1,029	11.0
Profit from corporate operations, net	—	—	—
Profit	1,142	1,029	11.0
Profit attributable to non-controlling interests	(579)	(524)	10.6
Profit attributable to parent company	563	506	11.4
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
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

SOUTH AMERICA

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,701	3,196	(15.5)
Net fees and commissions	483	557	(13.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	407	576	(29.3)
Other operating income and expense, net	(459)	(580)	(20.8)
Income and expense on insurance and reinsurance contracts	92	101	(8.8)
Gross income	3,225	3,850	(16.2)
Administration costs	(1,219)	(1,403)	(13.1)
Depreciation and amortization	(154)	(171)	(10.3)
Net margin before provisions (2)	1,853	2,276	(18.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(864)	(777)	11.3
Provisions or reversal of provisions and other results	(93)	(103)	(10.2)
Operating profit / (loss) before tax	896	1,396	(35.8)
Tax expense or income related to profit or loss from continuing operations	(277)	(368)	(24.5)
Profit from continuing operations	618	1,028	(39.9)
Profit from corporate operations, net	—	—	—
Profit	618	1,028	(39.9)
Profit attributable to non-controlling interests	(173)	(307)	(43.7)
Profit attributable to parent company	446	721	(38.3)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
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
Net interest income
Net interest income of this operating segment for the year ended December 31, 2020 amounted to €2,701 million, a 15.5% decrease compared with the €3,196 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates against the euro. At constant exchange rates, there was a 0.9% increase. The net interest margin over total average assets of this operating segment amounted to 4.84% for the year ended December 31, 2020, compared with 5.72% for the year ended December 31, 2019.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €483 million, a 13.1% decrease compared with the €557 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At a constant exchange rate, there was a 0.6% increase.

Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €407 million, a 29.3% decrease compared with the €576 million gain recorded for the year ended December 31, 2019, mainly due to the negative impact of changes in exchange rates on foreign currency positions and the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro, partially offset by the increased valuation of the BBVA Group’s stake in Prisma Medios de Pago, S.A. in Argentina. Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were also positively affected by the sale of a portion of the stake BBVA Argentina had in Prisma Medios de Pago S.A. in the first quarter of 2019.
Other operating income and expense, net
Other net operating expense of this operating segment for the year ended December 31, 2020 was €459 million, a 20.8% decrease compared with the €580 million expense recorded for the year ended December 31, 2019, mainly driven by the adjustment for hyperinflation in Argentina and, to a lesser extent, the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.
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
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2020, was €154 million, a 10.3% decrease compared with the €171 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.
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
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €446 million, a 38.3% decrease compared with the €721 million recorded for the year ended December 31, 2019.

REST OF BUSINESS

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	291	236	23.2
Net fees and commissions	332	277	19.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	171	169	1.3
Other operating income and expense, net	39	41	(2.6)
Income and expense on insurance and reinsurance contracts	6	5	2.6
Gross income	839	728	15.2
Administration costs	(446)	(455)	(2.0)
Depreciation and amortization	(20)	(24)	(13.8)
Net margin before provisions (2)	372	249	49.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(85)	(34)	150.3
Provisions or reversal of provisions and other results	(8)	7	n.m. (3)
Operating profit / (loss) before tax	280	222	25.8
Tax expense or income related to profit or loss from continuing operations	(57)	(39)	48.7
Profit from continuing operations	222	184	21.0
Profit from corporate operations, net	—	—	—
Profit	222	184	21.0
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	222	184	21.0
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the year ended December 31, 2020, the U.S. dollar depreciated 2.0% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2020 amounted to €291 million, a 23.2% increase compared with the €236 million recorded for the year ended December 31, 2019 mainly due to increased transactional banking and investment activity in Asia, in particular during the last quarter of 2020, and increased activity of the New York branch, offset in part by the depreciation of the U.S. dollar. The net interest margin over total average assets of this operating segment amounted to 0.80% for the year ended December 31, 2020 compared with 0.81% for the year ended December 31, 2019.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €332 million, a 19.6% increase compared with the €277 million recorded for the year ended December 31, 2019 mainly due to increased transactional banking and investment activity, in particular during the last quarter of 2020.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €171 million, a 1.3% increase compared with the €169 million net gain recorded for the year ended December 31, 2019.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2020 amounted to €446 million, a 2.0% decrease compared with the €455 million recorded for the year ended December 31, 2019.

Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2020 was €20 million, compared with the €24 million recorded for the year ended December 31, 2019.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 amounted to an expense of €85 million compared with the €34 million expense recorded for the year ended December 31, 2019 mainly as a result of higher loan loss allowances for certain specific wholesale customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €8 million expense compared with the €7 million income recorded for the year ended December 31, 2019.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €280 million, a 25.8% increase compared with the €222 million recorded for the year ended December 31, 2019.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €57 million, a 48.7% increase compared with the €39 million expense recorded for the year ended December 31, 2019, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €222 million, a 21.0% increase compared with the €184 million recorded for the year ended December 31, 2019.

CORPORATE CENTER

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(164)	(252)	(34.9)
Net fees and commissions	(66)	(95)	(30.8)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	144	(17)	n.m. (2)
Other operating income and expense, net	39	31	27.5
Income and expense on insurance and reinsurance contracts	(17)	(20)	(15.7)
Gross income	(63)	(353)	(82.2)
Administration costs	(642)	(793)	(19.0)
Depreciation and amortization	(194)	(190)	1.9
Net margin before provisions (3)	(898)	(1,336)	(32.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4	—	n.m. (2)
Provisions or reversal of provisions and other results	(289)	(163)	77.1
Operating profit / (loss) before tax	(1,183)	(1,499)	(21.1)
Tax expense or income related to profit or loss from continuing operations	268	225	19.1
Profit from continuing operations excluding corporate operations	(915)	(1,275)	(28.2)
Profit / (loss) from discontinued operations, net / Profit / (loss) from corporate operations, net	(1,424)	(758)	87.9
Profit / (loss)	(2,339)	(2,033)	15.1
Profit / (loss) attributable to non-controlling interests	—	—	—
Profit / (loss) attributable to parent company	(2,339)	(2,032)	15.1
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2020 was €164 million, a 34.9% decrease compared with the €252 million net expense recorded for the year ended December 31, 2019, mainly due to the lower funding costs as a result of the reductions in reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2020 was an expense of €66 million, a 30.8% decrease compared with the €95 million expense recorded for the year ended December 31, 2019.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2020 were €144 million, compared with the €17 million net losses recorded for the year ended December 31, 2019, mainly as a result of the positive impact of changes in exchange rates on foreign currency positions and, to a lesser extent, the gains of the venture capital fund Propel Venture Partners.
Other operating income and expense, net
Other net operating income of the Corporate Center for the year ended December 31, 2020 was €39 million compared with the €31 million of net income recorded for the year ended December 31, 2019.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2020 amounted to €642 million, a 19.0% decrease compared with the €793 million recorded for the year ended December 31, 2019, mainly as a result of the decrease in personnel expense and in certain other general expenses.

Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2020 was €194 million compared with the €190 million recorded for the year ended December 31, 2019.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2020 were a €289 million expense, a 77.1% increase compared with the €163 million expense recorded for the year ended December 31, 2019, mainly as a result of the decrease in the value of certain stakes held by BBVA.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2020 was €1,183 million compared with the €1,499 million loss recorded for the year ended December 31, 2019.
Tax expense or income related to profit or loss from continuing operations
Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2020 amounted to €268 million, a 19.1% increase compared with the €225 million income recorded for the year ended December 31, 2019.
Profit / (loss) from discontinued operations, net / Profit / (loss) from corporate operations, net
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations for the year ended December 31, 2020 amounted to €1,424 million loss compared with the €758 million loss recorded for the year ended December 31, 2019, mainly due to the year-on-year increase in the loss recognized by the Group from the companies held for sale in the United States. Such increase was mainly the result of increased goodwill impairment losses recognized in the United States CGU.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit / (loss) attributable to parent company of the Corporate Center for the year ended December 31, 2020 was a loss of €2,339 million, compared with the €2,032 million loss recorded for the year ended December 31, 2019.

B. Liquidity and Capital Resources
BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where its subsidiaries are located. The liquidity programs implemented by the ECB have partially lessened the dependence on customer deposits, which has in turn lowered the level of competition for deposits in Spain. As of December 31, 2021, BBVA had drawn down €38,392 million under the TLTRO III (€35,032 million as of December 31, 2020).
The following table shows the balances as of December 31, 2021, 2020 and 2019 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

		As of December 31,
	2021	2020	2019
	(In Millions of Euros)
Deposits from central banks	58,600	51,454	33,585
Deposits from credit institutions	36,010	42,006	51,454
Customer deposits	367,441	353,026	394,924
Debt certificates	59,159	66,311	68,619
Other financial liabilities	20,661	17,975	18,168
Total	541,871	530,773	566,751
Liquidity and Funding Risk Management of the BBVA Group aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments and from having to resort –in order to meet them- to obtaining funds on burdensome conditions and, in the medium term, to support the suitability of the Group's financial structure and its evolution, within the prevailing economic, market and regulatory conditions.
One of the key elements in BBVA's Group Liquidity and Financing Risk Management is the maintenance of large, high quality liquidity buffers in all its bank subsidiaries. Due, in part, to the Group’s decision to follow a Multiple Point of Entry strategy, in accordance with the framework for the resolution of financial entities designed by the FSB, the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity, without fund transfers or financing between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and supports that the cost of liquidity and financing is correctly reflected in the price formation process. As part of this strategy, the BBVA Group is organized into eight Liquidity Management Units (LMUs) composed of the parent company and the bank subsidiaries in Spain, Mexico, Turkey and South America (Argentina, Colombia, Peru, Uruguay and Venezuela), plus the branches that depend on them.
As some of the Group’s operations are conducted through subsidiaries, BBVA’s results depend in part on the ability of its subsidiaries to generate earnings.
Regarding liquidity and funding performance, the BBVA Group seeks to maintain an adequate and dynamic funding structure consistent with the existing Risk Appetite Framework, through liquidity and funding planning. In this regard, the Liquidity and Funding Management model evaluates liquid resources needed and the ability to maintain the liquidity profile over the planning horizon, including in the face of unexpected stress conditions. The Group’s funding structure is predominantly of a retail nature, as customer deposits represent the main source of funding.

During 2021, liquidity conditions were positive in all the countries where the BBVA Group operates. In response to the pandemic, central banks provided a joint response through specific measures and programs whose extension, in some cases, has been prolonged during 2021, to facilitate the financing of the real economy and the provision of liquidity in financial markets, supporting the soundness of liquidity buffers in almost all areas with BBVA presence. This includes the TLTRO III facilities of the ECB, which BBVA has utilized. In addition, throughout 2021, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from customer funds, while retaining a buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

During 2021, 2020 and 2019, all LMUs held self-funding levels deemed to be sufficient, mainly satisfied by customer deposits. The Liquidity Coverage Ratio (LCR), a liquidity buffer, at both a consolidated and individual level, was 165% as of December 31, 2021 (in excess of the required 100%). The NSFR of the BBVA Group, calculated by applying the regulatory criteria established in Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019, was 135% as of December 31, 2021 (in excess of the required 100%). The NSFR ratio is the result of the division between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
See Note 7.5 to our Consolidated Financial Statements for additional information on the BBVA Group’s liquidity. See Note 51 of the Consolidated Financial Statements for additional information on our consolidated statements of cash flows.
Additionally, Notes 2.1, 2.2.11 and 33 to the Consolidated Financial Statements provide information on mutual funds and pension funds as part of the liquidity and capital resources framework of the BBVA Group and information on loan commitments and financial guarantees of the BBVA Group, respectively, as of December 31, 2021, 2020 and 2019. See “Item 4. Information on the Company—Business Overview—Operating Segments” for information on the assets under management by operating segment.
Furthermore, Notes 23 and 25 to the Consolidated Financial Statements provide information on the Group’s contractual obligations with respect to its insurance commitments and the post-employment benefits of the Group, respectively. See also “—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Markets” for information on the consolidated contractual obligations of the BBVA Group with respect to its debentures based on their maturity and “—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Customer Deposits” for information on the customer deposits of the BBVA Group.
We operate in Spain, Mexico, Turkey and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities.

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
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €367,441 million as of December 31, 2021 compared with €353,026 million as of December 31, 2020 (€394,924 million as of December 31, 2019), a 4.1% increase, mainly due to increases in demand deposits, in particular, within the retail portfolio in Mexico, as a result of the customers’ preference to hold liquid assets in the prevailing uncertain environment, and the appreciation of the Mexican peso against the euro.
Our customer deposits, excluding repurchase agreements, amounted to €349,350 million as of December 31, 2021 compared with €342,862 million as of December 31, 2020 (€384,700 million as of December 31, 2019).
Short-term customer deposits at amortized cost amounted to €334,066 million as of December 31, 2021, or 90.9% of our total customer deposits, a decline from 92.19% of our total customer deposits as of December 31, 2020 (see Note 22.3 to the Consolidated Financial Statements).

Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of December 31, 2021, 2020 and 2019:

		As of December 31,
	2021	2020	2019
	(In Millions of Euros)
Deposits from credit institutions	36,010	42,006	51,454
Deposits from central banks	58,600	51,454	33,585
Total	94,610	93,460	85,040
Deposits from credit institutions and central banks amounted to €94,610 million as of December 31, 2021 compared with €93,460 million as of December 31, 2020 (€85,040 million as of December 31, 2019). The increase as of December 31, 2021 compared to December 31, 2020 was mainly attributable to an increase in repurchase agreements from central banks in the trading portfolio and an increase in time deposits in the amortized cost portfolio, as a result of higher drawdowns under the TLTRO III facilities of the ECB, partially offset by decreases in time deposits from credit institutions in Spain in the amortized cost portfolio, as a result of the lower interest rate environment. The increase as of December 31, 2020 compared to December 31, 2019 was mainly attributable to an increase in time deposits as a result of higher drawdowns under the TLTRO III facilities of the ECB.
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2021 we had €40,969 million of debt certificates, comprising €28,748 million in bonds and debentures and €898 million in promissory notes and other securities, compared with €45,304 million, €33,036 million and €1,884 million outstanding, respectively, as of December 31, 2020, and €46,329 million, €31,479 million and €1,947 million outstanding, respectively, as of December 31, 2019 (see Note 22.4 to the Consolidated Financial Statements).
In addition, we had a total of €14,808 million in subordinated debt and subordinated deposits and nil preferred securities outstanding as of December 31, 2021 compared with €16,295 million and €194 million, respectively, as of December 31, 2020 (€17,859 million and €159 million, respectively, as of December 31, 2019).
The following is a breakdown as of December 31, 2021 of the maturities of our debt certificates (including bonds), subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	2,968	748	5,863	21,938	9,452	40,969
Subordinated debt, subordinated deposits and preferred securities	—	—	—	1,445	809	12,554	14,808
Total	—	2,968	748	7,308	22,747	22,006	55,777

Capital
As of December 31, 2021, 2020 and 2019, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
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
For information on our SREP requirements, our consolidated capital ratios as of December 31, 2021, 2020 and 2019, our RWAs, our MREL requirements, the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A. and the impact on BBVA’s CET1 arising from certain singular effects. See Note 32 to our Consolidated Financial Statements.

C. Research and Development, Patents and Licenses, etc.
In 2021, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.
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
Trends expected to shape the sector profitability in the future include the following:
•the COVID-19 pandemic crisis and actions taken by governments in connection therewith. For a discussion on the impact of COVID-19 on the Group’s business and, more generally, economic conditions, see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” and “―Operating Results―Operating Environment”;
•the low (or even negative) interest rate environment (especially in Spain). In this environment any additional decline in credit interest rates may not be offset by a similar contraction of the deposit rates as customers are not accustomed to negative deposit rates and deposits are crucial for the funding of banks. Changes in interest rates are particularly important in countries like Spain, where mortgages account for a significant proportion of credit (more than 40%) and approximately nine out of 10 mortgages are estimated to be based on floating rates. Given the recent surge in inflation, interest rates may rise in the near future. Ceteris paribus, an increase in interest rates would be favorable to the Group, as a result mainly of the revaluation of variable rate loans and the fact that deposit rates are currently very low. However, it may also lead to an increase in NPLs (and RWAs) and a decrease in the demand for loans;
•a more challenging competitive environment with the entry of non-bank digital financial services providers, which are growing very fast in line with technological advances and becoming a very important competitor for the banking industry. These entities do not have to comply with a regulation scheme as strict as that applicable to banks. For additional information, see “Item 4. Information on the Company―Competition”;
•the completion and the implementation of the ongoing financial regulatory reforms. On one hand, when such reforms are applied locally, inconsistently and heterogeneously, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations may put certain banks at a disadvantage. Conversely, it is possible that, in the framework of the banking union and in the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a less fragmented, but more competitive, landscape. Moreover, regulatory changes, adopted or proposed, as well as their interpretation or application, have increased and may continue to substantially increase operating expenses and decrease margins. For information on certain significant supervision and regulatory matters which affect the Group, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”; and
•there is an increasing concern over ESG and climate change matters, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. For example, several of the European Union’s sustainability initiatives are expected to significantly impact asset management activities in 2022, as asset managers will need to include sustainability as part of their financial advice. In addition, the ECB will be conducting a stress test on climate-related risks (CST) during 2022, whose output will be integrated into the annual Supervisory Review and Examination Process (“SREP”) using a qualitative approach. The test aims to identify vulnerabilities, industry best practices and the challenges faced by banks and may result in increased regulation. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See “Item 3. Key Information—Risk Factors—Business Risks—The Group is exposed to various risks in connection with climate change”.
E. Critical Accounting Estimates
Not Applicable.

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

Our Board of Directors is subject to Board of Directors Regulations that reflect and implement the principles and elements of BBVA’s concept of corporate governance. These Board of Directors Regulations include standards for the internal management and operation of the Board and its Committees, as well as the rights and obligations of directors in the performance of their duties, which are contained in the Board of Directors Regulations.

General Shareholders’ Meetings are subject to their own set of regulations on issues such as how they operate and what rights shareholders have at such meetings. These establish the possibility of exercising or delegating votes over remote communication media.

Our Board of Directors has approved the annual report on corporate governance and a report on directors’ remuneration for 2021, according to the provisions established in the Spanish regulation for listed companies.

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

Pursuant to Article 1 of the Board of Directors Regulations, Bank’s directors may be executive or non-executive. Executive directors will be those who perform management duties in the Bank or any of its Group companies, irrespective of the legal relationship they have with it. All other Board members will hold non-executive directorships, and may be proprietary, independent or other external directors.

Independent directors are those non-executive directors who are appointed based on their personal and professional qualities and who may perform their duties without being constrained by their relationship with the Company, or its Group, its significant shareholders or managers. Under the Board of Directors Regulations, directors may not be considered independent in any of the following situations:
a.They have been employees or have been executive directors of Group companies in the last three or five years, respectively.
b. They receive from the Bank, or from Group companies, any amount or benefit for any item other than director’s remuneration, except for those which are not significant for such director. For the purposes of this item, neither dividends nor pension allowances received by directors relating to their previous professional or employment relations will be taken into account, provided that said allowances are unconditional in nature and, therefore, the company that provides said allowances may not suspend, modify or revoke their accrual at its discretion without breaching its obligations.
c.They are, or have been in the past three years, a partner of an external auditor or have been responsible during this time for the auditor’s report of the Company or any other company within its Group.
d. They are executive directors or senior managers of another company for which an executive director or senior manager of the Company is an external director.
e. They have, or have had over the last year, a significant business relationship with the Bank or any company within its Group, whether in their own name or as a significant shareholder, director or senior manager of a company that has, or has had, such a relationship. Business relationships include supplying goods or services, including financial services, as well as acting as an adviser or consultant.

f.They are significant shareholders, executive directors or senior managers of a company that receives, or has received in the past three years, donations from the Company or from its Group. Those who are simply trustees of a foundation receiving donations will not be considered included in this item.
g. They are spouses, partners in a similar relationship of affection or relatives up to the second degree of an executive director or senior manager of the Company.
h.They have not been proposed for appointment or renewal by the Appointments and Corporate Governance Committee.
i.They have been directors for a continuous period of more than twelve years.
j.In relation to a significant shareholder or shareholder represented on the Board of Directors, any of the circumstances referred to in items (a), (e), (f) or (g) above shall apply. In the event of the kinship relations referred to in item (g), the limitation will apply not only to the shareholder, but also to any proprietary directors of the company in which shares are held.
The directors with a shareholding in the Company may be considered independent provided that they do not meet the conditions above and, in addition, that their shareholding is not legally regarded as significant.
Board of Directors Regulations
The principles and elements comprising our corporate governance are set forth in our Board of Directors Regulations, which govern the internal procedures and the operation of the Board and its Committees, as well as directors’ rights and duties.

The full text of the Board of Directors Regulations and those of the Board Committees can be found on BBVA’s website (www.bbva.com).

The following provides a brief description of several significant matters covered in the Board of Directors Regulations.
Performance of Directors’ Duties
Directors must fulfil the duties imposed by laws and the Bylaws with fidelity to the corporate interest, understood as the interest of the Company.

They will participate in the deliberations, discussions and debates held on matters submitted for their consideration, and they should clearly express their opposition when they consider that any proposal submitted to the Bank’s corporate bodies may be contrary to the corporate interest and will be provided in advance with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies. They may ask for any additional information and advice required to perform their duties. They must devote to their duty the necessary time and effort to perform it effectively and are required to attend the meetings of the corporate bodies on which they sit, except for a justifiable reason.

The directors may also request the Board of Directors for external expert assistance for any matters submitted to their consideration whose special complexity or importance so requires.
Conflicts of Interest
The rules comprising the Board of Directors Regulations detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations to which they are linked, and the BBVA Group. They set out procedures for such cases, in order to avoid conduct contrary to our best interests. The rules contained in the Board of Directors Regulations are in line with the specific regulations established in the Spanish Corporate Enterprises Act.
These rules help ensure directors’ conduct reflects stringent ethical codes, in keeping with applicable standards and according to core values of the BBVA Group.

Incompatibilities
Directors are also subject to the rules on limitations and incompatibilities established under the applicable regulations at any time and, in particular, to the provisions of Spanish Law 10/2014 and Circular 2/2016, of the Bank of Spain, for credit institutions on regulation, supervision and solvency. A director of BBVA may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those that undertake management duties irrespective of the legal bond attributed by those duties. In this respect, the following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within (i) entities that form part of the same institutional protection scheme or (ii) traded companies in which the entity holds a significant shareholding. Positions held in non-profit organizations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions. Nevertheless, the Bank of Spain may authorize members of the Board of Directors to hold an additional non-executive position if it deems that this would not interfere with the proper performance of the director’s activities in the credit institution.

In addition, pursuant to the provisions of Article 11 of Board of Directors Regulations, directors may not provide professional services to companies competing with the Bank or any of its Group companies, unless they have received express prior authorization from the Board of Directors or from the General Shareholders’ Meeting, as appropriate, or unless these activities had been provided or conducted before the director joined the Bank, they had posed no effective competition and they had informed the Bank of such at that time.
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

Directors’ Resignation and Dismissal

Furthermore, in accordance with the Board of Directors Regulations, directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office or not. Should the Board decide against their continuity, they are required to tender their resignation in any of the following circumstances:
•When they are affected by circumstances of incompatibility or prohibition as defined under legislation in force, in the Bylaws or in the Board of Directors Regulations.
•When significant changes occur in their personal or professional situation that affect the status by virtue of which they were appointed as directors.
•In the event of serious breach of their duties in the performance of their role as directors.
•When, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation; or
•When they are no longer suitable to hold the status of director of the Bank.

Evaluation
Article 17 of the Board of Directors Regulations indicates that the Board of Directors will assess the quality and effectiveness of the operation of the Board of Directors, as well as will assess the performance of the duties of the Chairman of the Board, based in each case on the report submitted by the Appointments and Corporate Governance Committee (process which will be led by the Lead Director). Likewise, the Board of Directors will carry out the assessment of the operation of its Committees, based on the reports submit thereby. Furthermore, the Board of Directors will assess the performance of the Chief Executive Officer, based on the report submitted by the Appointments and Corporate Governance Committee, which will include the assessment made by the Executive Committee.

Moreover, Article 18 of the Board of Directors Regulations establishes that the Chairman will organize and coordinate the periodic assessment of the Board’s performance with the chairs of the relevant committees. Pursuant to the provisions of the Board of Directors Regulations, during the evaluation process conducted for 2021, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chairman and the Chief Executive Officer; and (iii) the operation of the Board Committees.
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

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Principal Business Activities and Employment History(*)
Carlos Torres Vila(1)(6)	1966	Group Executive Chairman	May 4, 2015	March 15, 2019	Chairman of the Board of Directors and Group Executive Chairman of BBVA. Chairman of the Executive Committee and of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. Chief Executive Officer of BBVA from May 2015 to December 2018. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Onur Genç (1)	1974	Chief Executive Officer	December 20, 2018	March 15, 2019	Chief Executive Officer of BBVA. Director of Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. President and CEO of BBVA USA and BBVA’s Country Manager in the United States from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Vice President for retail and private banking at Garanti BBVA between 2012 and 2015.

José Miguel Andrés Torrecillas(1)(2)(3)(8)	1955	Deputy Chair; Independent Director	March 13, 2015	April 20, 2021
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

Jaime Félix Caruana Lacorte(1)(2)(5)	1952	Independent Director	March 16, 2018	April 20, 2021
Chair of the Audit Committee since April 2019. Member of the Group of Thirty (G-30), Sponsor (patrono) of the Spanish Aspen Institute Foundation, President of the International Center for Monetary and Banking Studies’ (ICMB) Foundation Board and Member of the China Banking and Insurance Regulatory Commission’s (CBIRC) International Advisory Committee. General Manager of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF), between 2003 and 2006 he was Chairman of the Basel Committee on Banking Supervision, and between 2000 and 2006 he was Governor of the Bank of Spain.

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

Belén Garijo López(2)(3)(4)	1960	Independent Director	March 16, 2012	April 20, 2021
Chair of the Remuneration Committee. Chair of the Executive Board and CEO of Merck Group, member of the Board of Directors of L’Oréal and, since 2011, Chair of the International Senior Executive Committee (ISEC) of PhRMA, (Pharmaceutical Research and Manufacturers of America). Previously, she was President of Commercial Operations for Europe and Canada at Sanofi Aventis.

Sunir Kumar Kapoor(6)	1963	Independent Director	March 11, 2016	March 15, 2019
Operating partner at Atlantic Bridge Capital, independent director of Stratio Big Data, non-executive director of Deep Image Analytics, Inc. and of McLaren Technology Adquisition Corp. and advisor to mCloud. President and CEO of UBmatrix Inc from 2005 to 2011. Executive Vice President and CMO of Cassatt Corporation from 2004 to 2005. Oracle Corporation, Vice President Collaboration Suite from 2002 to 2004. Founder and CEO of Tsola Inc from 1999 to 2001 and President and CEO of E-Stamp Corporation from 1996 to 1999.

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
Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance.

José Maldonado Ramos(1)(3)	1952	External Director	January 28, 2000	April 20, 2021
Appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009. Previously, he was Board Secretary and Director of Legal Services for
Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (Endiasa); Astilleros Españoles, S.A.; and Iberia, Líneas Aéreas de España, S.A.

Ana Cristina Peralta Moreno(2)(4)	1961	Independent Director	March 16, 2018	April 20, 2021
Independent director of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She was an independent member of the Board of Directors of Deutsche Bank SAE from 2014 to 2018 and Banco Etcheverría, S.A. from 2013 to 2014. Chief Risk Officer and Member of the Management Committee of Banco Pastor, S.A. between 2008 and 2011. Before that, she held several positions at Bankinter, including Chief Risk Officer and was a member of the Management Committee between 2004 and 2008.

Juan Pi Llorens(3)(5)(6)(7)	1950	Independent Director	July 27, 2011	April 20, 2021
Lead Director of BBVA and Chairman of the Risk and Compliance Committee. Chairman of the Board of Directors of Ecolumber, S.A. and non-executive director of Oesía Networks, S.L., of Tecnobit, S.L.U. and of UAV Navigation, S.L. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe from 2005 to 2008, Vice President of Technology & Systems Group at IBM Europe from 2008 to 2010 and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China from 2009 to 2011. He was executive President of IBM Spain between 1998 and 2001.

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
Director of Grupo Financiero BBVA México, S.A. de C.V., of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, of BBVA Seguros México, S.A. de C.V. Grupo Financiero BBVA México, of BBVA Pensiones México, S.A. de C.V. Grupo Financiero BBVA México and of BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México.
His career path has been linked to the Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) until 2019, having held roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma and General Manager of Femsa from 2014 to 2017.

Jan Paul Marie Francis Verplancke(4)(6)	1963	Independent Director	March 16, 2018	April 20, 2021
Advisor to the Internal Advisory Board at Abdul Latif Jameel. Director, Chief Information Officer, Group Head of Technology and Banking Operations, of Standard Chartered Bank, between 2004 and 2015. Before that, he held Chief several positions in multinational companies, such as Vice President of Technology and Information Officer, in the EMEA region of Dell (1999-2004).

(*) Where no date is provided, the position is currently held.
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Appointments and Corporate Governance Committee.
(4) Member of the Remuneration Committee.
(5) Member of the Risk and Compliance Committee.
(6) Member of the Technology and Cybersecurity Committee.
(7) Lead Director.
(8) Deputy Chair.

The statutory mandate of three years of the directors Carlos Torres Vila, Onur Genç and Sunir Kumar Kapoor ends on the occasion of the General Shareholders´ Meeting, planned to be held on March 18, 2022. The Bank’s Board of Directors has proposed that Carlos Torres Vila and Onur Genç be re-elected by such General Shareholders’ Meeting for another statutory period of three years. Sunir Kumar Kapoor’s mandate would expire on the occasion of such General Shareholders’ Meeting.

The Bank’s Board of Directors has also submitted to such General Shareholders´ Meeting the appointment of Connie Hedegaard Koksbang, for the statutory period of three years, with the status of independent director. Ms. Hedegaard has had an extensive professional career in the public sector in Denmark and the European Union, having held some senior international posts, mainly in relation to sustainability and the fight against climate change (such as EU Commissioner for Climate Action or Danish Minister in charge of these matters).

She is currently an independent director at Danfoss A/S and non-executive director at Cadeler A/S. She is also a member of the Sustainability Council at Volkswagen (advisory body), member of the Supervisory Board of the European Climate Foundation, Chairman of the OECD’s Round Table on Sustainable Development, member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), Chairman of the Board of Trustees at the KR Foundation, Chairman of CONCITO, Chairman of the European Commission’s Mission Adaptation to Climate Change, including Social Change, and Chairman of the Board at Aarhus University. She is also a non-executive director at Gazelle Wind Power Limited, but she will leave such position before taking over her position of director of BBVA; and she is also member of the supervisory board at Nordex SE, but she will leave such position at its Annual Shareholders’ Meeting to be held in the coming weeks.

The aforementioned proposed re-elections and appointment are subject to approval of the General Shareholders’ Meeting of BBVA. In case of the appointment, it is also subject to verification, by the ECB, considering the regulatory suitability requirements for the performance of her duties as director.

Senior Management
Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report are as follows:

Name	Current Position	Present Principal Occupation and Employment History(*)
Carlos Torres Vila	Chair
Chair of BBVA's Board of Directors and of its Executive Committee and of the Technology and Cybersecurity Committee.
Director of Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.
In addition to these roles, Mr. Torres Vila oversees BBVA’s areas of Transformation (Engineering, Talent and Culture and Data), Strategy (Strategy & M&A and Communications) and Legal and Control (Legal, General Secretary, Regulation and Internal Control and Internal Audit, the last two reporting directly to the Board of Directors).
Chief Executive Officer of BBVA from May 2015 to December 2018. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and BBVA Strategy & Corporate Development Director from January 2009 to March 2014.

Onur Genç	Chief Executive Officer
Chief Executive Officer of BBVA. Mr. Genc oversees BBVA’s Business Units (Corporate and Investment Banking, Client Solutions, Sustainability, Country Monitoring, Spain, Mexico and Turkey) and its Global Functions (Finance and Global Risk Management).
Director of Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.
President and CEO of BBVA USA and BBVA’s Country Manager in the United States from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Vice President for retail and private banking at Garanti BBVA between 2012 and 2015.

Domingo Armengol Calvo	General Secretary	General Secretary and Secretary of the Board of Directors of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.

María Jesús Arribas de Paz	Head of Legal	Head of Legal since December 2018. She held the position of Head of Corporate Legal Services between 2002 and 2018. Before that, she was head of Legal services and board secretary at Finanzia Banco de Crédito S.A. (1996-2002).

Pello Xabier Belausteguigoitia Mateache	Spain Country Manager	Spain Country Manager since December 2019. Director of BBVA Seguros, S.A. Seguros y Reaseguros. Head of Business Development BBVA Spain from 2017 to 2019, Director of BBVA Spain’s Northern Region from 2015 to 2017, Director of BBVA Spain’s Eastern Region from 2014 to 2015, Local Director at BBVA Spain’s Northwestern Region between 2011 and 2014 and Director of Commercial Businesses at BBVA Spain’s Northwestern Region from 2008 to 2011.

Carlos Casas Moreno	Head of Talent & Culture	Head of Talent & Culture since December 2018. He was Head of Compensation, Benefits & Key Roles from 2016 to December 2018, and was responsible for Organization Matters and Global Talent Management Policies in the Talent & Culture area between 2015 and 2016. Between 2010 and 2015, he worked on Process Re-engineering within the Innovation and Technology area. He worked at McKinsey & Company between 2000 and 2010, where he was an Associated Partner prior to leaving.

Victoria del Castillo Marchese	Head of Strategy & M&A	Head of Strategy & M&A since December 2018. She has held other relevant positions within the BBVA Group, such as Head of M&A for Europe and Turkey (2014 to December 2018), Director of Strategic Projects of the Finance Area (2009 to 2014) and Head of M&A for the USA (2006 to 2009).

José Luis Elechiguerra Joven	Head of Engineering & Organization	Head of Engineering & Organization since December 2020. He has held other relevant positions within the BBVA Group such as Head of Client Solutions at BBVA USA during 2019, Global Director of Data Governance from 2017 to 2019 and Global Director of Organization & Business Process Engineering from 2015 to 2017, both positions at BBVA. Director of Business Transformation from 2013 to 2015, Director of Strategic & Financial Planning for the Retail Business from 2011 to 2013 and Director of Business Development & Strategic Planning for the Mortgage Business, all of them at BBVA México.

Ana Fernández Manrique	Head of Regulation & Internal Control	Head of Regulation & Internal Control since July 2019. She has held several relevant positions within the BBVA Group such as Director of Non-Financial Risks during 2018, Director of Strategy and Finance at BBVA Real Estate Area from 2014 to 2017, Director of Strategy and Finance at Global Retail Area from 2011 to 2014, and Strategy & M&A Managing Director between 2008 and 2011.

María Luisa Gómez Bravo	Head of Corporate & Investment Banking	Head of Corporate & Investment Banking since December 2018. She has held several relevant positions within the BBVA Group such as Head of Investment & Cost Management (between 2017 and December 2018), Head of Investors & Shareholders Relations (between 2014 and 2017), Head of Transformation & Operations at BBVA Spain and Portugal (between 2012 and 2014), and Head of Asset Management (between 2008 and 2012), among others.

Joaquín Manuel Gortari Díez	Head of Internal Audit	Head of Internal Audit since December 2018. He has held several relevant positions within the BBVA Group, such as Chief of Staff to the Chairman (from 2010 to 2018), CFO in the Area of Technology and Operations (from 2008 to 2010), CFO of BBVA in the USA (from 2004 to 2008) and Deputy CFO of BBVA (from 2003 to 2004).

Ricardo Martín Manjón	Head of Data	Head of Data since April 2019. Director of BBVA Data & Analytics. Previously he was Global Head of Data Strategy & Data Science Innovation from 2017 to 2019, Head of Digital Transformation at BBVA Spain between 2013 and 2016, Marketing Director at BBVA Spain from 2011 to 2013. In addition, he held the position of Global Head of Digital Banking at Nordea between 2016 and 2017.

Eduardo Osuna Osuna	Mexico Country Manager
Mexico Country Manager since May 2015 and General Manager of BBVA México. Previously he was Head of Government and Corporate Banking of BBVA México from 2012 to 2015 and Head of Commercial Banking of BBVA México from 2010 to 2012.

David Puente Vicente	Head of Client Solutions	Head of Client Solutions since April 2019. Previously, he was Head of Data from 2017 to 2019, Head of Business Development Spain from May 2015 to 2017. Previously, he held others posts at BBVA such as Head of CEO’s Office from 2009 to 2012 and Head of New Business Models from 2004 to 2006. He was Senior Associate at McKinsey & Company from 2002 to 2004.

Francisco Javier Rodríguez Soler	Head of Sustainability	Head of Sustainability since July 2021. Previously he was BBVA’s Country Manager in the United States from 2018 to 2021, Head of Strategy & M&A of BBVA from 2015 to 2018 and Head of M&A and Corporate Development of BBVA from 2010 to 2015.

Jaime Sáenz de Tejada Pulido	Head of Global Risk Management
Head of Global Risk Management since July 2021 and Director of Garanti BBVA. Previously he was Head of the Finance Area from May 2015 to 2021; Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014; Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012; and Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.

Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring
Head of Country Monitoring since July 2016. Director of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, of Grupo Financiero BBVA México, S.A. de C.V. and Vice President of Garanti BBVA. He joined BBVA in 1993 and he has held various senior posts such as Country Networks - Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Head of CEO Office from 2002 to 2005.

Rafael Salinas Martínez de Lecea	Chief Financial Officer
Head of the Finance Area since July 2021 and Director of Garanti BBVA. Prior to this post, he was Head of Global Risk Management from May 2015 to 2021; Head of Risk and Portfolio Management from 2006 to 2015; and CFO of Banco de Crédito Local de España from 2003 to 2005.

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
Directors’ Remuneration Policy
The Directors’ Remuneration Policy for 2021, 2022 and 2023 was approved by the general shareholders’ meeting held on April 20, 2021, by a majority of 93.59%. This policy is available on our website (www.bbva.com).
BBVA has defined its Directors’ Remuneration Policy on the basis of the general principles of the Group’s general remuneration policy, taking into consideration compliance with legal requirements applicable to credit institutions and those applicable in the different sectors in which it operates, as well as alignment with best market practices, while including items devised to reduce exposure to excessive risks and to adjust remuneration to the targets, values and long-term interests of the Group.
On the basis of the principles of the Group’s general remuneration policy, and pursuant to the statutory requirements established by applicable regulations, BBVA has devised a specific incentives system for staff whose professional activities have a significant impact on the risk profile (the “Identified Staff”), which includes BBVA executive directors and BBVA Senior Management, that is aligned with the regulations and recommendations applicable to the remuneration schemes for this staff. The result is a remuneration scheme for the Identified Staff based, inter alia, on the following basic characteristics, with the particularities set forth below for BBVA executive directors and BBVA Senior Management:
•Adequate balance between the fixed and variable components of total remuneration, in line with applicable regulations, designed to provide flexibility with regard to payment and amounts of the variable components, allowing for such components to be reduced, in part or in full, where appropriate. The proportion between the two components is established in accordance with the type of functions carried out by each beneficiary.
•The variable remuneration shall be based on effective risk management and linked to the level of achievement of financial and non-financial targets previously established and defined at the Group, area and individual levels, that take into account present and future risks assumed and the Group’s long-term interests.

•The variable remuneration for each year will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be achieved, and it shall be subject to ex ante adjustments, so that it shall be reduced at the time of the performance assessment in the event of a downturn in the Group’s results or other parameters such as the level of achievement of budgeted targets.
•The annual variable remuneration shall be calculated on the basis of: (i) annual performance indicators (financial and non-financial); (ii) scales of achievement, as per the weightings allocated to each indicator; and (iii) a target annual variable remuneration, representing the amount of annual variable remuneration if 100% of the pre-established targets are met. The resulting amount shall constitute the annual variable remuneration of each beneficiary.
•The annual variable remuneration shall be subject to specific rules regarding its award, vesting and payment, including the following:
◦Once the annual variable remuneration has been awarded, 60% of the annual variable remuneration for members of the Identified Staff and 40% of the annual variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration shall be vested and paid, if conditions are met, as a general rule, in the first four months of the financial year following that to which it corresponds (the upfront portion).
◦40% of the annual variable remuneration for members of the Identified Staff and 60% of the annual variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts shall be deferred over a period of four years, in the case of members of the Identified Staff, and of five years, in the case of executive directors and Senior Management (the deferred portion).
◦Both the upfront portion and the deferred portion of the annual variable remuneration for members of the Identified Staff shall be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors and members of Senior Management, the upfront portion shall be paid 50% in cash and 50% in BBVA shares and the deferred portion shall be paid 60% in BBVA shares and 40% in cash.
◦Shares or instruments vested as annual variable remuneration shall be withheld for a one-year lock-up period after delivery, except for the transfer of those shares or instruments required to honor the payment of taxes.
◦Additionally, in the case of executive directors, following the award of BBVA shares derived from the settlement of the variable remuneration, they shall not be able to transfer their ownership until a period of at least three years has elapsed, except if the relevant executive director has, at the time of the transfer, a net economic exposure to the variation in the price of BBVA shares for a market value equivalent to at least twice his annual fixed remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to the shares that the executive director needs to sell to meet the costs related to their acquisition or, upon favorable assessment of the Remuneration Committee, to address an extraordinary situation.
◦The deferred portion of the annual variable remuneration for members of the Identified Staff, shall be paid, if conditions are met, on a pro rata basis, at the end of each year for each of the four or five (as the case may be) years of deferral, in an amount equivalent to 25% to such deferred portion for members of the Identified Staff and to 20% for executive directors and Senior Management.
◦The deferred portion of the annual variable remuneration may be reduced but never increased, based on the result of multi-year performance indicators aligned with the Group’s core risk management and control metrics, related to solvency, capital, liquidity, profitability, or value creation, measured over a period of three years.
◦Once the measurement period of multi-year performance indicators has ended, their result shall determine the extent to which downward ex post adjustments, if appropriate, should be made on the outstanding amount of the deferred portion of the annual variable remuneration.
◦Resulting cash portions of the deferred annual variable remuneration to be vested, shall be updated according to the criteria established by the Board of Directors.
◦No personal hedging strategies or insurance may be employed by Identified Staff members in connection with their remuneration and responsibility that may undermine their incentives to align with sound risk management.
◦The variable component of remuneration for a year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%.
◦The entire annual variable remuneration shall be subject to “malus” and “clawback” arrangements during the whole deferral and lock-up period, as follows:

Up to 100% of the annual variable remuneration of members of the Identified Staff, including executive directors and Senior Management, corresponding to each year shall be subject to “malus” and “clawback” arrangements, both linked to a downturn in financial performance of the Bank as a whole, or of a specific unit or area, or of exposures generated by such member of the Identified Staff, when such downturn in financial performance arises from any of the following circumstances:
(a)misconduct, fraud or serious infringement of the Code of Conduct and other applicable internal rules by such member of the Identified Staff;
(b)regulatory sanctions or judicial convictions due to events that could be attributed to such member of the Identified Staff ;
(c)significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of such member of the Identified Staff contributed; or
(d)restatement of the Bank’s financial statements, except where such restatement is due to a change in applicable accounting legislation.
For these purposes, the Bank will compare the performance assessment carried out for the relevant member of the Identified Staff with the ex post behavior of some of the criteria that contributed to the achievement of any targets. Both “malus” and “clawback” will apply to the annual variable remuneration of the year in which the event giving rise to application of the “malus” and/or “clawback” arrangements occurred, and they may be applied during the entire deferral and lock-up period applicable to the shares or instruments corresponding to said annual variable remuneration.
Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of contract of the member of the Identified Staff due to a serious and guilty breach of duties, “malus” arrangements may apply to the entire deferred annual variable remuneration from previous years pending payment at the date of the dismissal or termination decision, in light of the extent of the damage caused.
Moreover, “malus” and “clawback” arrangements shall also be applicable in the event the above circumstances, regardless of their financial impact, create a significant reputational damage to the Bank. These arrangements shall be applicable to the annual variable remuneration, including to the deferred amounts of previous financial years, the payment of which corresponds to or has taken place in the financial year in which the damage is revealed.
In any case, the annual variable remuneration will only vest or be paid if it is sustainable according to the situation of the BBVA Group as a whole, and justified based on the results of the Bank, the relevant business unit and the Identified Staff member concerned.
As regards non-executive directors, their remuneration system, in accordance with the Bank’s Bylaws and Directors’ Remuneration Policy, is based on the criteria of responsibility, dedication and incompatibilities inherent to their role, and consists entirely of fixed remuneration.

Remuneration received by non-executive directors in 2021
The remuneration paid to the non-executive members of the Board of Directors during 2021 is indicated below, individually and itemized for each non-executive director.

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (1)	Total
(thousands of euros)
José Miguel Andrés Torrecillas	129	167	66	_	_	115	_	50	527
Jaime Caruana Lacorte	129	167	165	107	_	_	_	_	567
Raúl Galamba de Oliveira	129	_	_	107	_	_	43	_	278
Belén Garijo López	129	_	66	_	107	46	_	_	349
Sunir Kumar Kapoor	129	_	_	_	_	_	43	_	172
Lourdes Máiz Carro	129	_	66	_	43	_	_	_	238
José Maldonado Ramos	129	167	_	_	_	46	_	_	342
Ana Peralta Moreno	129	_	66	_	43	_	_	_	238
Juan Pi Llorens	129	_	_	214	_	46	43	80	512
Ana Revenga Shanklin	129	_	_	107	_	_	_	_	236
Susana Rodríguez Vidarte	129	167	_	107	_	46	_	_	449
Carlos Salazar Lomelín	129	_	_	_	43	_	_	_	172
Jan Verplancke	129	_	_	_	43	_	43	_	214
Total (2)	1,673	667	431	642	278	301	171	130	4,293
(1)Amounts received during the 2021 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.
(2)Includes amounts corresponding to membership on the Board and its various committees during the 2021 financial year.
In addition, during the 2021 financial year, €102 thousand was paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.
Remuneration received by executive directors in 2021
During the 2021 financial year, the executive directors received the amount of the annual fixed remuneration corresponding to such financial year, established for each director in the Directors’ Remuneration Policy, which was approved by the general shareholders’ meeting held on April 20, 2021.
In view of the exceptional circumstances arising from the COVID-19 crisis, the executive directors voluntarily waived the generation of all annual variable remuneration corresponding to the 2020 financial year, and as such, they did not accrue any remuneration in this respect.
Moreover, during the 2021 financial year, in accordance with the applicable remuneration policies for 2017 and in application of the settlement and payment system of the annual variable remuneration for such financial year, the executive directors received the portion of the deferred annual variable remuneration for the 2017 financial year (60% of the total annual variable remuneration) that was payable in 2021 (60% of the deferred annual variable remuneration for the 2017 financial year in the case of the Chairman and the entire deferred annual variable remuneration for the 2017 financial year in the case of the Chief Executive Officer), after being determined that no downward adjustment had to be made, based on the result of the multi-year performance indicators approved for such remuneration. In the case of the Chairman, 40% of this remuneration was paid in cash and 60% in shares, and in the case of the Chief Executive Officer, this remuneration was paid in equal parts in cash and shares, together, in both cases, with the corresponding update of the cash portion. In the case of the Chief Executive Officer, this payment was the last of his annual variable remuneration for the 2017 financial year.

In accordance with the above, remunerations paid to executive directors during 2021 are indicated below, individually and itemized:

Annual Fixed Remuneration for 2021 (thousands of euros)
Chairman	2,924
Chief Executive Officer	2,179
Total	5,103

Annual Variable Remuneration for 2020
	In cash (thousands of euros)	In shares
Chairman	0	0
Chief Executive Officer	0	0
Total	0	0

Deferred Annual Variable Remuneration for previous financial years (1)
	In cash (thousands of euros)	In shares
Chairman	411	83,692
Chief Executive Officer	307	39,796
Total	717	123,488
(1)Represents remunerations corresponding to the deferred annual variable remuneration for the 2017 financial year payable in 2021, together with its update in cash. The deferred annual variable remuneration of the Chairman and the Chief Executive Officer for the 2017 financial year is associated with their previous positions as Chief Executive Officer and President & CEO of BBVA USA, respectively.

In addition, in accordance with the current Directors’ Remuneration Policy, during the 2021 financial year, the Chief Executive Officer (Consejero Delegado) received a corresponding amount of fixed remuneration in cash in lieu of pension (see “—Pension Commitments”), and for his mobility allowance. The Bank paid the Chief Executive Officer €654 thousand and €600 thousand, respectively, during the 2021 financial year.
In addition, the executive directors received remuneration in kind during the 2021 financial year, including insurance premiums and others, amounting to a total of €486 thousand, of which €328 thousand corresponds to the Chairman and €158 thousand corresponds to the Chief Executive Officer.
Remuneration received by Senior Management in 2021
During the 2021 financial year, the members of Senior Management, excluding executive directors, received the amount of the annual fixed remuneration corresponding to such financial year.
As in the case of the executive directors, the members of Senior Management did not accrue any annual variable remuneration for the 2020 financial year, given that, in view of the exceptional circumstances arising from the COVID-19 crisis, they all voluntarily waived its accrual.
Two members of Senior Management received variable remuneration in 2021 corresponding to retention bonuses derived from their former positions in an aggregate amount of €862 thousand and 203,834 BBVA shares. In accordance with the Group’s general remuneration policy, which is applicable to the members of Senior Management, retention bonuses are considered variable remuneration and are subject to the conditions established for this remuneration in applicable regulations. Thus, they shall comply with requirements in respect of payment in shares, deferral, ex post risk adjustments and “malus” and “clawback” arrangements established in such policy for the annual variable remuneration.
Moreover, during the 2021 financial year, in accordance with the remuneration policy applicable to Senior Management in 2017 and in application of the settlement and payment system of the annual variable remuneration for such financial year, the members of Senior Management who were beneficiaries of such remuneration received the portion of the deferred annual variable remuneration for the 2017 financial year payable in 2021, after it was determined that no downward adjustment had to be made based on the result of the multi-year performance indicators approved for such remuneration. In accordance with the remuneration policy applicable in 2017, current members of Senior Management who held such a position in the 2017 financial year were paid 40% of this remuneration in cash and 60% in shares, while, in the case of members who did not hold such a position in the 2017 financial year, this remuneration was paid in equal parts in cash and shares. In both cases, the corresponding update of the cash portion was included. This payment concluded the payment of the annual variable remuneration for the 2017 financial year to the members of Senior Management who, while being members of the Identified Staff, were not members of Senior Management in that financial year.

In accordance with the above, the aggregate remuneration paid during the 2021 financial year to members of the Senior Management, who held that position as of December 31, 2021 (16 members), excluding executive directors, is indicated and itemized below:

Annual Fixed Remuneration for 2021 (Thousands of Euros)
Senior Management Total	16,435

Annual Variable Remuneration for 2020
	In cash (thousands of euros)	In shares
Senior Management Total	0	0

Deferred Annual Variable Remuneration corresponding to previous financial years (1)
	In cash (thousands of euros)	In shares
Senior Management Total	667	119,313
(1)Represents remunerations corresponding to the deferred annual variable remuneration for the 2017 financial year payable in 2021, in the case of members of Senior Management who were beneficiaries, together with its update in cash.
In addition, all of the members of Senior Management, excluding executive directors, received remuneration in kind during the 2021 financial year, including insurance premiums and others, amounting to a total of €1,409 thousand.
Remuneration to be received by executive directors in 2022 and subsequent financial years
Annual variable remuneration for executive directors for 2021
Following the end of the 2021 financial year, the amount corresponding to the annual variable remuneration of executive directors for said financial year was determined, applying the calculation rules set out in the Directors’ Remuneration Policy approved by the general shareholders’ meeting held on April 20, 2021, which also establishes that the remuneration will be subject to the following vesting and payment rules:
–The upfront portion (40% of the 2021 annual variable remuneration) was paid, during the first quarter of the 2022 financial year, in equal parts in cash and shares, amounting to: €849 thousand and 159,235 BBVA shares in the case of the Chairman, and €645 thousand and 120,977 BBVA shares in the case of the Chief Executive Officer.
–The remaining 60% of the 2021 annual variable remuneration has been deferred (40% in cash and 60% in shares) for a period of 5 years (deferred portion) and will be paid, provided that the applicable conditions are met, proportionally at the end of each year for each of the 5 years of deferral, in an amount equal to 20% of the deferred portion each year: 20% in 2023, 20% in 2024, 20% in 2025, 20% in 2026 and 20% in 2027. The deferred portion may be reduced, but never increased, based on the result of the multi-year performance indicators determined by the Board of Directors at the beginning of the 2021 financial year, on the proposal of the Remuneration Committee and following analysis by the Risk and Compliance Committee. Following the end of the financial year corresponding to the third year of deferral, the result of the multi-year performance indicators will determine the application of the downward ex post adjustments that, if appropriate, should be made to the outstanding amount of the deferred portion. All of this is subject to the vesting and payment rules provided for in the Directors’ Remuneration Policy.
–Moreover, the rest of the rules set forth in the Directors’ Remuneration Policy regarding the annual variable remuneration of executive directors will be applicable to 2021 annual variable remuneration, including: (i) a lock-up period of one year after delivery of the BBVA shares received; (ii) the prohibition of employing personal hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update criteria for the deferred portion in cash; (iv) “malus” and “clawback” arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders’ meeting held on 2021.
Deferred annual variable remuneration for executive directors for 2018
Following the end of the 2021 financial year, the amount of the deferred annual variable remuneration for the 2018 financial year due to be delivered in 2022 to executive directors, provided that the applicable conditions were met, in the percentages applicable to them and in accordance with the payment schedule established in the remuneration policies in effect in the 2018 financial year, was determined.

To this effect, the annual variable remuneration for the 2018 financial year initially deferred was adjusted downwards based on the result of the multi-year performance indicators set by the Board of Directors in 2018 for its determination and in application of the corresponding scales of achievement and their corresponding targets and weightings. Therefore, the amount of the deferred annual variable remuneration for the 2018 financial year payable in 2022 to executive directors (60% of the deferred portion of the 2018 annual variable remuneration in the case of the Chairman and the entire 2018 deferred annual variable remuneration in the case of the Chief Executive Officer) was determined in the amount of €364 thousand and 107,386 BBVA shares in the case of the Chairman, and €332 thousand and 61,282 BBVA shares in the case of the Chief Executive Officer. In both cases, this includes the corresponding updates of the portion in cash.
Deferred annual variable remuneration for the Chairman for 2017
As set out under “Remuneration received by executive directors in 2021”, following the end of the 2020 financial year, the amount of the deferred annual variable remuneration for the 2017 financial year due to be delivered to executive directors was determined. This remuneration had to be paid in the percentages applicable in each case in accordance with the payment schedule established in the remuneration policies in effect in the 2017 financial year and applicable to each of them.
To this effect, it was determined that no downwards adjustments had to be made to the annual variable remuneration for the 2017 financial year initially deferred, on the basis of the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings. In view of the foregoing, the final amount of the deferred annual variable remuneration for the 2017 financial year for executive directors was determined and the amounts due to be paid in 2021 were paid (60% of the deferred annual variable remuneration for the 2017 financial year in the case of the Chairman and the whole of it in the case of the Chief Executive Officer); all of which was reported in that financial year.
In 2022, the second payment (20%) of the 2017 deferred annual variable remuneration, which was determined to amount to €146 thousand and 27,898 BBVA shares, was paid to the Chairman, including the corresponding update of the portion in cash.
Other outstanding deferred annual variable remuneration for executive directors
At year-end 2021, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to the third payment (20%) of the 2017 deferred annual variable remuneration of the Chairman due to be paid in 2023 and 40% of the 2018 deferred annual variable remuneration of the Chairman due to be paid in 2023 and 2024, 60% of the 2019 and 2021 annual variable remuneration for both executive directors remains deferred and will be received in future years, provided that the applicable conditions are met.

Remuneration to be received by Senior Management in 2022 and subsequent financial years
Annual variable remuneration for Senior Management for 2021
Following the end of the 2021 financial year, the annual variable remuneration of members of Senior Management corresponding to that financial year was determined (16 members as at December 31, 2021, excluding executive directors). For all members of Senior Management in aggregate, excluding executive directors, this annual variable remuneration amounted to a total of €9,151 thousand, applying the rules established in the Group’s general remuneration policy, in which the following applicable vesting and payment rules are established:
–The upfront portion (40% of the 2021 annual variable remuneration) was paid during the first four months of the 2022 financial year, in equal parts in cash and shares, which represents a total aggregate amount of €1,830 thousand and 346,106 BBVA shares.
–The remaining 60% of the 2021 annual variable remuneration has been deferred (40% in cash and 60% in shares) for a period of five years (deferred portion) and will be paid, provided that the applicable conditions are met, proportionally at the end of each year for each of the five years of deferral, in an amount equal to 20% of the deferred portion each year: 20% in 2023, 20% in 2024, 20% in 2025, 20% in 2026 and 20% in 2027.
–The deferred portion may be reduced, but never increased, based on the result of the multi-year performance indicators determined by the Board of Directors at the beginning of the 2021 financial year, on the proposal of the Remuneration Committee and following analysis by the Risk and Compliance Committee. Following the end of the financial year corresponding to the third year of deferral, the result of the multi-year performance indicators will determine the application of the ex post adjustments that, if appropriate, should be made to the outstanding amount of the deferred portion. All of this is subject to the vesting and payment rules provided for in the Group’s general remuneration policy.

–Moreover, the rest of the rules set forth in the Group’s general remuneration policy regarding the annual variable remuneration of members of Senior Management will be applicable to 2021 annual variable remuneration, including: (i) a lock-up period of one year after delivery of the BBVA shares received; (ii) the prohibition of using personal hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update criteria for the deferred portion in cash; (iv) “malus” and “clawback” arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the general shareholders’ meeting held on 2021.
Deferred annual variable remuneration of Senior Management for 2018
Following the end of the 2021 financial year, the deferred annual variable remuneration for the 2018 financial year for members of Senior Management (16 members as of December 31, 2021, excluding executive directors), who were beneficiaries of said remuneration, was determined. This remuneration is due to be delivered to members of Senior Management who were beneficiaries of it in 2022, and where appropriate, in subsequent financial years, provided that the applicable conditions are met, in the percentages applicable in each case in accordance with the payment schedule established in the remuneration policies in effect in the 2018 financial year and applicable to each of them.
Therefore, the final amount of the deferred annual variable remuneration for the 2018 financial year for members of Senior Management who were beneficiaries of said remuneration was adjusted downwards based on the result of the multi-year performance indicators set by the Board of Directors in 2018 for its calculation and in application of the corresponding scales of achievement and their corresponding objectives and weightings. The portion of this remuneration due for delivery in 2022 to those members of Senior Management who were beneficiaries of it, amounts to, in the aggregate, €691 thousand and 177,104 BBVA shares, including the corresponding updates in cash.
Deferred annual variable remuneration of Senior Management for 2017
As set out under “—Remuneration received by Senior Management in 2021”, following the end of the 2020 financial year, the amount of the deferred annual variable remuneration for the 2017 financial year due to be delivered to members of Senior Management, excluding executive directors, who were beneficiaries thereof, provided that the applicable conditions were met, in the percentages applicable in each case per the payment schedule established in the remuneration policies in effect in the 2017 financial year and applicable to each of them, was determined.
To this effect, it was determined that no downwards adjustments had to be made to the annual variable remuneration for the 2017 financial year initially deferred, on the basis of the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings. In view of the foregoing, the final amount of the deferred annual variable remuneration for the 2017 financial year for members of Senior Management, excluding executive directors, was determined and the amounts to be paid in 2021 in each case were paid; all of which was reported in that financial year.
In 2022, an aggregate total amount of €156 thousand euros and 29,267 BBVA shares, including the corresponding updates in cash, was paid to members of Senior Management as deferred annual variable remuneration for the 2017 financial year.
Other outstanding deferred annual variable remuneration for Senior Management
At year-end 2021, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to the third payment (20%) of the 2017 deferred annual variable remuneration (due to be paid in 2023), 40% of the 2018 deferred annual variable remuneration (due to be paid in 2023 and 2024), and 60% of the 2019 deferred annual variable remuneration (due to be paid in 2023, 2024 and 2025) in the case of some members of Senior Management, 60% of the annual variable remuneration for the 2021 financial year remains deferred and will be received in future years, if the applicable conditions are met.
Fixed remuneration system in shares with deferred delivery for non-executive directors
BBVA has a fixed remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the general shareholders’ meeting held on March 18, 2006 and extended by resolutions of the general shareholders’ meetings held on March 11, 2011 and on March 11, 2016 for a further five-year period in each case, and by the general shareholders’ meeting held on April 20, 2021 for a further three-year period.
This system is based on the annual allocation to non-executive directors of a number of “theoretical shares” of BBVA equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous year, calculated according to the average closing prices of the BBVA share during the sixty trading sessions prior to the annual general shareholders’ meeting approving the corresponding financial statements for each financial year.
These shares will be delivered to each beneficiary, where applicable, after they leave directorship for any reason other than serious breach of their duties.

The “theoretical shares” allocated to non-executive directors who are beneficiaries of the fixed remuneration system in shares with deferred delivery in the 2021 financial year, corresponding to 20% of the total annual fixed allowance in cash received by each of them in the 2020 financial year, were as follows:

	Theoretical shares allocated in 2021 (1)	Theoretical shares accumulated as of December 31, 2021
José Miguel Andrés Torrecillas	22,860	98,772
Jaime Caruana Lacorte	25,585	56,972
Raúl Galamba de Oliveira	9,500	9,500
Belén Garijo López	15,722	77,848
Sunir Kumar Kapoor	7,737	30,652
Lourdes Máiz Carro	10,731	55,660
José Maldonado Ramos	15,416	123,984
Ana Peralta Moreno	10,731	26,396
Juan Pi Llorens	23,079	115,896
Ana Revenga Shanklin	7,568	7,568
Susana Rodríguez Vidarte	20,237	161,375
Carlos Salazar Lomelín	5,642	5,642
Jan Verplancke	9,024	21,416
Total	183,832	791,681
(1)The number of "theoretical shares" allocated to each non-executive director is equal to 20% of the total annual fixed allowance in cash received by each such director in 2020 based on the average closing price of the BBVA share during the 60 trading sessions prior to the general shareholders’ meeting of April 20, 2021, which was €4.44 per share.
Pension commitments with directors and Senior Management
The Bank does not have pension commitments with non-executive directors.
With regard to the Chairman, the Directors’ Remuneration Policy establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of a serious breach of duties, to receive a retirement pension, paid as a lump sum or in installments, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields as of that date.
The annual contribution to cover the retirement contingency for the Chairman’s defined-contribution system, as established in the Directors’ Remuneration Policy approved by the general shareholders’ meeting in 2021, amounts to €439 thousand. The Board of Directors may update this amount during the term of the Directors’ Remuneration Policy, in the same way and under the same terms as it may update the annual fixed remuneration.
15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, and will, therefore, be subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Directors’ Remuneration Policy.
In the event the Chairman’s contract terminates before reaching retirement age for reasons other than serious breach of duties, the retirement pension due to the Chairman upon reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event from the time of termination.
With respect to the commitments in favor of the Chairman to cover the contingencies for death and disability, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.
In line with the above, during the 2021 financial year, the following amounts were recorded to meet the pension commitments for the Chairman: €340 thousand with regard to the retirement contingency, which corresponds to the annual contribution agreed to cover the retirement contingency, reduced in an amount of €98 thousand corresponding to the downwards adjustment of the “discretionary pension benefits” for the 2020 financial year, which were declared at the close of said financial year and had to be registered in the accumulated fund in 2021. Likewise, an amount of €574 thousand has been recorded for the payment of premiums for death and disability contingencies.
As of December 31, 2021, the total accumulated amount of the fund to meet the retirement commitments for the Chairman amounted to €24,546 thousand.

With regard to the agreed annual contribution to the retirement contingency corresponding to the 2021 financial year, 15% (€66 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Chairman’s annual variable remuneration for the 2021 financial year and was determined to amount to €78 thousand, which represents an upwards adjustment of €12 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2022 financial year and will be subject to the conditions established for them in the Directors’ Remuneration Policy.
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
In accordance with the above, in the 2021 financial year the Bank paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out under “—Remuneration received by executive directors in 2021”. Furthermore, €295 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.
Furthermore, in the 2021 financial year, to meet the pension commitments for members of the Senior Management (16 members as of December 31, 2021, excluding executive directors), the following amounts were recorded: an amount of €3,222 thousand for contribution to the retirement contingency and an amount of €1,333 thousand for premiums to cover the death and disability contingencies, as well as a downwards adjustment of €167 thousand for “discretionary pension benefits” corresponding to the 2020 financial year, which were declared at the end of that financial year and had to be registered in the accumulated fund in 2021.
At December 31, 2021, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €27,472 thousand.
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
Accordingly, with regard to the agreed annual contribution for the retirement contingency registered in the 2021 financial year, an amount of €482 thousand was registered in 2021 as “discretionary pension benefits”, and following the end of the financial year, this amount was adjusted applying the same criteria used to determine the 2021 annual variable remuneration for members of Senior Management.
Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2021 financial year were determined in an amount of €591 thousand, representing an upwards adjustment of €109 thousand. These “discretionary pension benefits” will be included in the accumulated fund for the 2022 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.
Extinction of contractual relationship
In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to pay severance benefits to any executive directors.
With regard to Senior Management, excluding executive directors, the Bank did not make any payments arising from the termination of contractual relationships in 2021.
C. Board Practices
Committees
Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the following other specialized Board Committees: the Audit Committee; the Appointments and Corporate Governance Committee; the Remuneration Committee; the Risk and Compliance Committee; and the Technology and Cybersecurity Committee.
Additional information on our Board Committees, including their current composition, is provided in the following sections.
Executive Committee
Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors, two external directors and two independent directors, who are the following:

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
Support functions to the Board of Directors in its decision-making:
•On strategy: (i) establishment of the bases and previous analysis of the proposals submitted to the Board of Directors in relation to the Bank’s Strategic Plan or other strategic decisions, including the Risk Appetite Framework; (ii) prior analysis of the strategic and financial aspects of the proposals submitted to the Board of Directors in relation to corporate transactions corresponding to its decision-making powers, in respect of which it will submit its report to the Board, accompanied, where necessary, by reports from the other Board committees on those matters within their respective remits.
•On budgets: (i) prior analysis of the proposals submitted to the Board of Directors in relation to the Bank’s budgets; (ii) adoption of the corresponding decisions for the implementation of the budget approved by the Board of Directors; (iii) analysis of deviations from the approved budget and, where appropriate, reporting such to the Board of Directors.
•On finances: (i) establishment of the bases and previous analysis of the proposals submitted to the Board of Directors relating to the Bank’s funding plan, its capital and liquidity structure, and its dividends policy; (ii) adoption of implementation decisions of mandates expressly conferred on it by the Board of Directors in these fields.
•Analysis of matters relating to business risk in the proposals and plans submitted to the Board of Directors.
•Analysis, assessment and management of matters relating to reputational risk.
Functions of prior reporting on policies submitted to the Board of Directors and approval of general Group and Company policies:
•Analyze, prior to their consideration by the Board of Directors, the general Group and Company policies that, in accordance with the law or internal regulations, must be approved by the Board of Directors, except for policies relating to issues within other Board committees’ remit, which will be approved or reported to the Board beforehand by the corresponding committee.
Monitoring and control functions:
•The Committee will perform monitoring and control functions regarding the following matters, among others: (i) the Group’s activity and results; (ii) budget monitoring; (iii) progress of the Strategic Plan, through the key performance indicators established for this purpose; (iv) monitoring of the Group’s liquidity and funding plan and capital situation, as well as of the activity of the Assets and Liabilities Committee; (v) analysis of the markets in which the Group carries out its activities; (vi) progress of the projects and investments agreed upon within its remit.
Decision-making powers over the following issues, among others:
•Investments and divestments exceeding €50 million and not reaching €400 million, unless they are of a strategic nature due to their particular characteristics, in which case the decision will correspond to the Board of Directors.
•Plans and projects that are considered of importance to the Group and that arise from its activities, when they do not fall within the remit of the Board of Directors.
•The granting and revoking of the Bank’s powers of attorney.

•Proposals for the appointment and replacement of directors in the Bank’s subsidiaries or investee companies with more than €50 million in own funds.
The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2021, the Executive Committee met twenty-two (22) times.
Audit Committee
The Audit Committee shall perform the duties required under applicable law, Board of Directors Regulations, our Bylaws and its specific Regulations. Essentially, its mission is to assist the Board of Directors in overseeing the preparation of the financial statements and public information, and the relationship with the external auditor and the Internal Audit function.

The Board of Directors Regulations establish that the Audit Committee will be composed of a minimum of four directors to be appointed by the Board of Directors, which will also appoint its Chair, who will be replaced every four years and may be re-elected one year after ceasing to hold the position. The Audit Committee will be composed exclusively of independent directors. The Board of Directors will endeavor to ensure that the members of the Committee have the knowledge and experience appropriate to the duties they are called upon to perform. In any event, at least one member will be appointed taking into account his or her knowledge and experience in accounting, auditing or both. See “Item 16.A. Audit Committee Financial Expert”.
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
According to its Regulations, the Audit Committee has the following functions:
•Inform the general shareholders’ meeting on the questions raised in relation to the matters that are within the remit of the Committee and, in particular, on the result of the audit, explaining how the audit has contributed to the integrity of the financial information and the function performed by the Committee in this process.
•Oversee the process of preparing and reporting financial information and submit recommendations or proposals to the Board of Directors aimed at safeguarding the integrity thereof.
•Likewise, analyze, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial and related non-financial information.
•Additionally, the Committee shall review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and to the presentation of the financial statements.
•Oversee the effectiveness of the Company’s internal control and risk management systems, in terms of the process of preparing and reporting financial information, including fiscal risks, and discuss with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence. For such purposes, and where appropriate, the Committee may submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up.
•With regard to the Internal Audit function:
a.Propose to the Board of Directors the selection, appointment, re-election and removal of the head of the Internal Audit function, based on candidates from within the executive level preselected by the Talent & Culture area.
b.Monitor the independence, effectiveness and operation of the Internal Audit function.

c.Analyze and establish objectives for the head of the Internal Audit function and assess his or her performance, submitting its proposal on both matters to the Remuneration Committee in order to ensure alignment with the remuneration model applicable to the Senior Management at any given time, submitting the corresponding proposals to the Board of Directors.
d.Ensure that the Internal Audit function has the necessary material and human resources for the effective performance of its functions, in terms of personnel, as well as material elements, systems, procedures and operation manuals.
e.Analyze and, where appropriate, approve the annual work plan for the Internal Audit function, as well as any other occasional or specific plans to be implemented as a result of regulatory changes or as required for the organization of the Group’s business.
•Receive monthly information from the head of the Internal Audit function regarding the activities carried out by the Internal Audit function, as well as regarding any incidents and obstacles that may arise, and verify that the Senior Management takes into account the conclusions and recommendations of his or her reports.
•Be apprised of the audited units’ degree of compliance with corrective measures previously recommended by Internal Audit, and report to the Board on those cases that may involve a significant risk for the Group.
•Submit to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as the hiring conditions of the external auditor, and to periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions.
•Ensure the independence of the auditor in two senses: (i) avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, ensuring that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the auditing legislation in force at any given moment; (ii) establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair.
•Establish appropriate relations with the auditor in order to receive information on any matters that may jeopardize their independence and any other matters in connection with the auditing process, as well as those other communications provided for by law and in auditing standards. In any event, the Committee must receive from the external auditors, on an annual basis, a statement of their independence with regard to the Company or entities directly or indirectly associated with it, as well as detailed and individualized information on additional services of any kind provided and the corresponding fees received by the external auditor or by persons or entities associated with the external auditor, as provided for in auditing legislation.
•Where appropriate, authorize the provision of additional services other than prohibited services, by the auditor or associated persons or entities, the performance of which is required by applicable regulations in each case, under the terms provided for in auditing legislation.
•Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every additional service referred to in the preceding paragraph, considered individually and collectively, other than the legal audit, and relating to the framework of independence or the regulations on audit activity.
•Verify, with the appropriate frequency, that the external audit program is being carried out in accordance with the contract conditions and is thereby meeting the requirements of the competent official authorities and the corporate bodies. The Committee will also periodically – at least once per year – request from the auditor an evaluation of the quality of the internal control procedures regarding the preparation and reporting of the Group’s financial information.
•Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work carried out and the progress of the Company’s risks and accounting situations.
•Be apprised of any infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit, provided that these are relevant.

•Be apprised of reports, documents or communications from external supervisory bodies related to the scope of the Committee’s functions in the terms set out above. The Committee will ensure that the instructions, requirements and recommendations received from the supervisory bodies are implemented in due time and form, in order to correct any irregularities, shortfalls or inadequacies that may be detected in the inspections performed, within the scope of their functions.
•Report on all matters within its remit as provided for in the law, the Bylaws and the Board of Directors Regulations prior to any decisions that the Board of Directors may be required to adopt regarding such matters, and in particular on: financial information that the Company is required to publish; economic conditions and accounting impact of relevant corporate transactions and structural modifications (modificaciones estructurales); the creation or acquisition of shares in special purpose vehicles or in entities domiciled in territories considered to be tax havens; and related-party transactions.
The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2021, the Audit Committee met fifteen (15) times.
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
In compliance with the Board of Directors Regulations, this Committee will be composed of a minimum of three directors who must be non-executive directors appointed by the Board of Directors, which will also appoint its Chair. The Chair and the majority of its members must be independent directors.
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
The functions of the Appointments and Corporate Governance Committee according to its Regulations are as follows:
•Submit proposals to the Board of Directors for the appointment, re-election or removal of independent directors and report on proposals for the appointment, re-election or removal of the remaining directors.

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
The Committee, when drafting the corresponding proposals for the appointment of directors, will take into consideration, in case they may be considered suitable, any requests that may be made by any member of the Board of Directors regarding potential candidates to fill the vacancies that have arisen.
•Submit proposals to the Board of Directors on policies on the selection and diversity of the members of the Board of Directors.
•Establish a target for representation of the underrepresented gender on the Board of Directors and draw up guidelines on how to reach that target.
•Analyze the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation.
•Analyze the suitability of the members of the Board of Directors.
•Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report.
•Report on proposals for the appointment of the Chairman of the Board and Secretary and, where appropriate, the Deputy Chair and the Deputy Secretary, as well as the Chief Executive Officer (Consejero Delegado).
•Submit to the Board of Directors proposals for the appointment, removal or re-election of the Lead Director.
•Determine the procedure for assessing the performance of the Chairman of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board’s committees, and to oversee its implementation.
•Report on the quality and efficiency of the performance of the Board of Directors.
•Report on the performance of the Chairman of the Board of Directors and of the Chief Executive Officer, integrating for the latter the assessment made in this regard by the Executive Committee, for the purpose of the periodic assessment of both by the Board of Directors.
•Examine and organize the succession of the Chairman of the Board of Directors, the Chief Executive Officer and, where applicable, the Deputy Chair, in coordination with the Lead Director in the case of the Chairman of the Board and, where appropriate, submit proposals to the Board of Directors to ensure that the succession takes place in an orderly and planned manner.
•Review the Board of Directors’ policy on the selection and appointment of members of the Senior Management, and submit recommendations to the Board when applicable.
•Report on proposals for the appointment and removal of senior managers.
•Regularly review and assess the Company’s corporate governance system and, where applicable, submit proposals to the Board of Directors, for approval or subsequent submission to the general shareholders’ meeting, on any amendments and updates that would contribute to its implementation and continuous improvement.

•Ensure compliance with the provisions applicable to directors contained in the Board of Directors Regulations or in the applicable legislation, as well as with the rules relating to conduct on the securities markets, and inform the Board of Directors of these if it deems it necessary.

•Report, prior to any decisions that may be made by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Board of Directors Regulations and the Regulations of the Appointments and Corporate Governance Committee, and in particular on situations of conflict of interest of the directors.

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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2021, the Appointments and Corporate Governance Committee met five (5) times.
Remuneration Committee
The Remuneration Committee, in accordance with the Board of Directors Regulations, assists the Board of Directors in remuneration matters within its remit and, in particular, those relating to the remuneration of directors, senior managers and those employees whose professional activities have a significant impact on the Group’s risk profile.
Under the Board of Directors Regulations, the Committee will be composed of a minimum of three directors appointed by the Board of Directors. All the members must be non-executive directors, with a majority of independent directors, including the Chair.
As of the date of this Annual Report, the Remuneration Committee is composed of four independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chairman (Independent)	Mrs. Belén Garijo López
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
Member (External)	Mr. Carlos Salazar Lomelín
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke
In accordance with the Regulations of the Remuneration Committee, the scope of the functions of the Remuneration Committee is as follows:
•Propose to the Board of Directors, for submission to the general shareholders’ meeting, the remuneration policy for directors, and also submit its corresponding report, all in accordance with the terms established by applicable regulations at any given time.

•Determine the remuneration of non-executive directors, as provided for in the remuneration policy for directors, submitting the corresponding proposals to the Board.

•Determine the extent and amount of the individual remunerations, rights and other economic rewards, as well as the remaining contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the remuneration policy for directors, submitting the corresponding proposals to the Board of Directors.

•Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess the degree of achievement thereof, submitting the corresponding proposals to the Board of Directors, which, in the case of the Chief Executive Officer (Consejero Delegado), will take into account the assessment made by the Executive Committee and, in the case of other executive directors who may report to the Group Executive Chairman or to the Chief Executive Officer, the assessment made by these.

•Analyze, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of malus or clawback arrangements for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the corresponding Committees in each case.

•Annually submit the proposal of the annual report on the remuneration of the Bank’s directors to the Board of Directors, which will then be submitted to the Annual General Shareholders’ Meeting, in accordance with the provisions of the applicable law.

•Propose to the Board of Directors the remuneration policy for senior managers and employees whose professional activities have a significant impact on the Group’s risk profile. Likewise, oversee its implementation, including supervision of the process for identifying such employees.

•Submit a proposal to the Board of Directors, and supervise the implementation of, the Group’s remuneration policy, which may include the policy for senior managers and the policy for employees whose professional activities have a significant impact on the Group’s risk profile, stated in the previous paragraph.
•Submit to the Board of Directors the proposals for basic contractual conditions for senior managers, including their remuneration and severance indemnity in the event of termination.

•Directly oversee the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation and Internal Control function and of the Internal Audit function, submitting the corresponding proposals to the Board of Directors, on the basis of those submitted to it in this regard by the Risk and Compliance Committee and the Audit Committee, respectively.

•Ensure observance of the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications deemed necessary to ensure, amongst other things, that they are adequate for the purposes of attracting and retaining the best professionals, that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equity. In particular, ensure that the remuneration policies established by the Company are subject to internal, central and independent review at least once a year.
•Verify the information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors.

•Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in remuneration matters, ensuring that any potential conflicts of interest do not impair the independence of the advice provided.
In the performance of its duties, the Committee, through its Chair, will consult with the Chairman of the Board of Directors, particularly with respect to matters relating to executive directors and senior managers.
Pursuant to the Regulations of the Remuneration Committee, executives responsible for the areas that manage matters within the Committee’s remit may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed convenient. The Committee may also call any other Group employee or manager, and even arrange for them to attend without the presence of any other manager.
Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
The Remuneration Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2021, the Remuneration Committee met on seven (7) occasions.

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
Under the Regulations of the Risk and Compliance Committee, such Committee has the following duties:
•Based on the strategic elements established by either the Board of Directors or the Executive Committee at any given time, analyze and submit to the Board proposals regarding the Group’s risk strategy, management and control, identifying in particular:
a.The Group’s risk appetite; and
b.Determination of the level of risk considered acceptable in terms of risk profile and capital at risk, broken down by the Group’s businesses and areas of activity.
The foregoing will include the Bank’s Risk Appetite Framework, the internal capital and liquidity adequacy assessment processes, which the Committee will analyze and submit to the Board of Directors, based on the strategic-financial approaches determined by both the Board of Directors and the Executive Committee.
•Address, in a manner consistent with the Risk Appetite Framework established by the Board of Directors, the control and management policies for the different risks, including financial risks, and, to the extent that they do not correspond to another Board committee, non-financial risks, as well as information and internal control systems.
•Oversee the effectiveness of the Regulation and Internal Control function (integrated by the Regulation, Supervisors and Compliance areas, as well as the Risk Internal Control and the Non-Financial Risks areas), which will hierarchically report to the Board of Directors, through the Committee, and in particular:
a.Propose to the Board of Directors the appointment and removal of the head of Regulation and Internal Control function, based on candidates from within the executive level preselected by the Talent & Culture area.
b.Analyze and establish objectives for the head of Regulation and Internal Control function and assess his or her performance, incorporating the assessment of the Chairman of the Board regarding the Regulation and Supervisors functions, submitting its proposal on both matters to the Remuneration Committee in order to ensure alignment with the remuneration model applicable to the Senior Management at any given time, submitting the corresponding proposals to the Board of Directors.
c.Ensure that the Regulation and Internal Control function has the necessary material and human resources for the effective performance of its functions.
d.Analyze and, where appropriate, approve the annual work plan for the Regulation and Internal Control function, as well as its modifications, and monitor compliance thereof.

•Receive monthly information from the head of Regulation and Internal Control function regarding the activities carried out by this area, as well as regarding any incidents that may arise, and verify that the Senior Management takes into account the conclusions and recommendations of his or her reports. Notwithstanding the foregoing, the head of Regulation and Internal Control function will also report quarterly to the full Board of Directors.
The Committee will also receive periodic information, as often as appropriate, from the heads of the Compliance, Risk Internal Control and Non-Financial Risk areas, integrated in the Regulation and Internal Control function.
•Monitor the evolution of the Group’s risks and their degree of compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework, and oversee procedures, tools and risk measurement indicators established at Group level to obtain a global view of the Bank’s and the Group’s risks. Likewise, monitor compliance with prudential regulation and supervisory requirements regarding risks.
Furthermore, analyze, where appropriate, the measures envisaged to mitigate the impact of identified risks, should these materialize, to be adopted by the Executive Committee or the Board of Directors, as appropriate.
•Analyze, within its remit, the risks associated with projects that are considered strategic for the Group or with corporate transactions to be submitted to consideration by the Board of Directors or, where appropriate, to consideration by the Executive Committee and, where necessary, submit the corresponding report.
•Analyze, prior to their submission to the Board of Directors or to the Executive Committee those risk operations to be submitted to their consideration.
•Examine whether the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board of Directors aimed at rectifying the situation.
•Participate in the process of establishing the remuneration policy, ascertaining that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated by the Bank.
•Verify that the Company and the Group have means, systems, structures and resources that are consistent with best practices that enable to implement their risk management strategy, ensuring that the Bank’s risk management mechanisms are adequate in relation thereto.
•Report, prior to any decisions that may have to be adopted by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Board of Directors Regulations and the Regulations of the Risk and Compliance Committee.
•Ensure compliance with applicable national or international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that requests for information or action made by official authorities on these matters are dealt with in due time and in an appropriate manner.
•Be informed on any breach of the applicable internal or external regulations, as well as the relevant events that the areas reporting to the Committee may have identified within their oversight and control functions. Likewise, the Committee shall be informed on those issues related to legal risks which may arise in the course of Group’s activity.
• Examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and issue its opinion in advance of the proposals to be drawn up to the corporate bodies.
•Be apprised of reports, documents or communications from external supervisory bodies, notwithstanding any communication made with the remaining committees with regard to their respective remits. Likewise, verify that the instructions, requirements and recommendations received from the supervisory bodies in order to correct the irregularities, shortfalls or inadequacies identified in the inspections performed are fulfilled in due time and appropriate manner.
•Ensure the promotion of risk culture across the Group.
•Supervise the Group’s criminal risk prevention model.

•Review and supervise the systems under which Group professionals may confidentially report any possible irregularities in the field of financial information or other matters.
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2021, it held twenty-two (22) meetings.
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
Under its regulations, the Technology and Cybersecurity Committee has the following functions:
- Oversight of technological risk and cybersecurity management:
•Review the Group’s exposures to the main technological risks, including the risks related to information security and cybersecurity, as well as the procedures adopted by the executive area to monitor and control such exposures.
•Review the policies and systems for the assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyber-attacks.
•Be informed of business continuity plans in matters of technology and technological infrastructure.
•Be informed, as appropriate, of:
a.Compliance risks associated with information technologies; and
b.Procedures established to identify, assess, oversee, manage and mitigate these risks.
•Be informed of any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either in isolation or as a whole, may cause significant impact or harm to the Group’s equity, results or reputation. In any case, such events will be communicated, as soon as they are identified, to the Chair of the Committee.
•Be informed, with the frequency required by the head of the Technological Security area, of the activities carried out thereby, as well as of any incidents that may arise.
- Monitoring the Technology Strategy:
•Be informed, as appropriate, of the technology strategy and trends that may affect the Group’s strategic plans, including the monitoring of general industry trends.

•Be informed, as appropriate, of the metrics established by the Group for the management and control in the technological field, including the Group’s developments and investments in this field.
•Be informed, as appropriate, of matters related to new technologies, applications, information systems and best practices that may affect the Group’s technology strategy or plans.
•Be informed, as appropriate, of the main policies, strategic projects and plans defined by the Engineering area.
•Report to the Board of Directors and, where appropriate, to the Executive Committee, on information technology-related matters falling within its remit.
For a better performance of its functions, appropriate coordination systems will be established between the Technology and Cybersecurity Committee and the Audit Committee to facilitate:
•That the Committee is aware of the conclusions of the work carried out by the Internal Audit area in technology and cybersecurity matters.
•That the Audit Committee is informed of the information technology related systems and processes that are related to or affect the Group’s internal control systems and other matters within its remit.
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2021 it held eight (8) meetings.

D. Employees
As of December 31, 2021, we had 110,432 employees. Approximately 94% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2021
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	20,186	—	4,657	24,843
United Kingdom	118	—	—	118
France	66	—	—	66
Italy	51	—	1	52
Germany	41	—	—	41
Switzerland	—	117	—	117
Portugal	360	80	—	440
Belgium	22	—	—	22
The Netherlands	—	220	—	220
Russia	—	—	—	—
Romania	—	1,119	—	1,119
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,063	—	20,063
Malta	—	14	—	14
Cyprus	—	106	—	106
Finland	—	—	—	—
Total Europe	20,844	21,719	4,658	47,221

The United States	197	98	—	295

Argentina	—	5,852	—	5,852
Brazil	—	6	—	6
Colombia	—	6,723	18	6,741
Venezuela	—	1,764	—	1,764
Mexico	—	39,491	752	40,243
Uruguay	—	579	—	579
Paraguay	—	—	—	—
Bolivia	—	—	468	468
Chile	—	714	—	714
Cuba	1	—	—	1
Peru	—	6,394	—	6,394

Total Latin America	1	61,523	1,238	62,762

Hong Kong	90	—	—	90
Japan	4	—	—	4
China	28	1	—	29
Singapore	12	—	—	12
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	11	—	—	11
Indonesia	2	—	—	2

Total Asia	153	1	—	154

Total	21,195	83,341	5,896	110,432

As of December 31, 2020, we had 123,174 employees. Approximately 93% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2020
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	23,971	—	5,359	29,330
United Kingdom	118	—	—	118
France	68	—	—	68
Italy	49	—	2	51
Germany	42	1	—	43
Switzerland	—	113	—	113
Portugal	367	80	—	447
Belgium	22	—	—	22
The Netherlands	—	236	—	236
Russia	1	—	—	1
Romania	—	1,199	—	1,199
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,357	—	20,357
Malta	—	13	—	13
Cyprus	—	103	—	103
Finland	—	—	125	125
Total Europe	24,638	22,102	5,486	52,226

The United States	149	10,746	—	10,895

Argentina	—	6,052	—	6,052
Brazil	—	—	6	6
Colombia	—	6,592	—	6,592
Venezuela	—	2,012	—	2,012
Mexico	—	36,699	154	36,853
Uruguay	—	590	—	590
Paraguay	—	430	—	430
Bolivia	—	—	476	476
Chile	—	696	—	696
Cuba	1	—	—	1
Peru	—	6,204	—	6,204

Total Latin America	1	59,275	636	59,912

Hong Kong	80	—	—	80
Japan	3	—	—	3
China	28	1	—	29
Singapore	10	—	—	10
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	11	—	—	11
Indonesia	2	—	—	2

Total Asia	140	1	—	141

Total	24,928	92,124	6,122	123,174

As of December 31, 2019, we had 126,973 employees. Approximately 89% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

	As of December 31, 2019
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	24,921	—	5,362	30,283
United Kingdom	120	—	—	120
France	71	—	—	71
Italy	49	—	2	51
Germany	43	1	—	44
Switzerland	—	116	—	116
Portugal	373	85	—	458
Belgium	23	—	—	23
The Netherlands	—	247	—	247
Russia	3	—	—	3
Romania	—	1,267	—	1,267
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,634	—	20,634
Malta	—	14	—	14
Cyprus	—	111	—	111
Finland	—	—	112	112
Total Europe	25,603	22,475	5,476	53,554

The United States	148	10,677	—	10,825

Argentina	—	6,402	—	6,402
Brazil	—	—	6	6
Colombia	—	6,899	—	6,899
Venezuela	—	2,532	—	2,532
Mexico	—	37,724	81	37,805
Uruguay	—	576	—	576
Paraguay	—	428	—	428
Bolivia	—	—	424	424
Chile	—	956	—	956
Cuba	1	—	—	1
Peru	—	6,420	—	6,420

Total Latin America	1	61,937	511	62,449

Hong Kong	85	—	—	85
Japan	3	—	—	3
China	26	1	2	29
Singapore	9	—	—	9
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	11	—	—	11
Indonesia	2	—	—	2

Total Asia	142	1	2	145

Total	25,894	95,090	5,989	126,973

The number of employees decreased by 10.3% during 2021 and by 3.0% in 2020. The decrease in the number of employees in 2021 was mainly attributable to the closing of the USA Sale. The decrease in the number of employees in 2020 was mainly attributable to divestitures and restructuring plans.
The basic terms and conditions of employment in the private bank sector in Spain are negotiated with the unions representing bank employees in the sector. Wage negotiations take place on a sector level. This process has historically resulted in binding collective bargaining agreements for all Spanish banks and their employees. On March 30, 2021, the XXIV Banking Collective Bargaining Agreement (BCBA) was signed. This agreement is deemed to have entered into force on January 1, 2019 and will remain in force until December 31, 2023.
As of December 31, 2021, 2020 and 2019, we had 390, 746 and 1,212 temporary employees in Spain, respectively.
Employee Pension Plans
Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.11 and Note 25 to our Consolidated Financial Statements.
E. Share Ownership
As of February 28, 2022, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	1,153,570	—	1,153,570	0.017
Onur Genç *	698,910	—	698,910	0.010
José Miguel Andrés Torrecillas	10,828	—	10,828	0.000
Jaime Caruana Lacorte	35,000	10,000	45,000	0.001
Raúl Galamba de Oliveira	30,000	—	30,000	0.000
Belén Garijo López	—	—	—	—
Sunir Kumar Kapoor *	10,000	—	10,000	0.000
Lourdes Máiz Carro	—	—	—	—
José Maldonado Ramos	38,761	—	38,761	0.001
Ana Peralta Moreno	—	—	—	—
Juan Pi Llorens	—	—	—	—
Ana Revenga Shanklin*	10,000	—	10,000	0.000
Susana Rodríguez Vidarte	26,980	—	26,980	0.000
Carlos Salazar Lomelín	260,929	—	260,929	0.004
Jan Verplancke	—	—	—	—
TOTAL	2,274,978	10,000	2,284,978	0.034
* Onur Genç, Sunir Kumar Kapoor and Ana Revenga Shanklin owned 31,326, 10,000 and 10,000 shares in the form of ADSs, respectively.
BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of February 28, 2022 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	169,759	—	169,759	0.003
María Jesús Arribas de Paz	122,544	—	122,544	0.002
Pello Belausteguigoitia Mateache	119,173	—	119,173	0.002
Carlos Casas Moreno	72,945	—	72,945	0.001
Victoria del Castillo Marchese	53,371	—	53,371	0.001
José Luis Elechiguerra Joven*	118,649	—	118,649	0.002
Ana Fernández Manrique	112,654	105,031	217,685	0.003
María Luisa Gómez Bravo	229,055	—	229,055	0.003
Joaquín Gortari Díez	96,006	—	96,006	0.001
Ricardo Martín Manjón	31,795	10,307	42,102	0.001
Eduardo Osuna Osuna	123,826	—	123,826	0.002
David Puente Vicente	192,230	—	192,230	0.003
Francisco Javier Rodríguez Soler	298,669	—	298,669	0.004
Jaime Sáenz de Tejada Pulido	538,017	211	538,228	0.008
Jorge Sáenz-Azcúnaga Carranza	181,283	—	181,283	0.003
Rafael Salinas Martínez de Lecea	339,130	21,513	360,643	0.005
TOTAL	2,799,106	137,062	2,936,168	0.044
* José Luis Elechiguerra Joven owned 65,313 shares in the form of ADSs.
As of February 28, 2022 a total of 13,218 employees (excluding the members of the Senior Management and executive directors) owned 50,499,291 shares, which represented 0.76% of our capital stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
On February 1, 2022, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s common stock.
On February 11, 2021, GQG Partners LLC reported that it directly had voting power over 3.090% of BBVA’s common stock (all voting rights were attributed to shares).
As of February 28, 2022, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 28, 2022, there were 815,786 registered holders of BBVA’s shares, with an aggregate of 6,667,886,580 shares, of which 718 shareholders with registered addresses in the United States held a total of 1,831,262,472 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.
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
For information on these transactions as of December 31, 2021, 2020 and 2019, see Note 53 to our Consolidated Financial Statements.

C. Interests of Experts and Counsel
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Information
See Item 18.
Dividends
The table below sets forth the gross amount of interim, final and total cash dividends and distributions paid or expected to be paid by BBVA on its shares for the years 2017 to 2021. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total

2017	€0.090	$0.108	—	—	—	—	€0.150	$0.185	€0.240	$0.293
2018	€0.100	$0.115	—	—	—	—	€0.160	$0.183	€0.260	$0.298
2019	€0.100	$0.112	—	—	—	—	€0.160	$0.180	€0.260	$0.292
2020	—	—	—	—	—	—	€0.059	$0.072	€0.059	$0.072
2021	€0.080	$0.091	—	—	—	—	—	—	€0.080	$0.091
On February 1, 2017, BBVA updated its shareholders’ remuneration policy in order to implement a fully in cash remuneration policy after the execution of the 2017 “Dividend Option”, which took place during April 2017. Under such policy, remuneration was expected to be composed, for each financial year, of an interim dividend and a final dividend, subject to any applicable restrictions and authorizations.

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

On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribed prudent distributions to results of 2019 and 2020 but excluded distributions regarding 2021 until September 30, 2021. By means of an Inside Information communication on January 29, 2021 BBVA expressed its intention to reinstate its dividend policy of the Group announced on February 1, 2017 once recommendation ECB/2020/62 was repealed and no additional restrictions or limitations were in place. On July 23, 2021, the ECB made public the approval of recommendation ECB/2021/31 replacing recommendation ECB/2020/62, effective as from September 30, 2021, removing the restrictions on dividends and buyback programs contained in such recommendation.

The annual general shareholders’ meeting held on April 20, 2021 approved a distribution of €0.059 (gross) per share from the share premium account, which was paid on April 29, 2021. On September 30, 2021 BBVA announced that its Board of Directors had approved the payment in cash of €0.08 per share, as a gross interim dividend against 2021 results, which was paid on October 12, 2021.

On October 26, 2021, BBVA received the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months.

Upon receiving said authorization and making use of the delegation conferred by the BBVA general shareholders´ meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a framework share buyback program in compliance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Delegated Regulation (EU) No 2016/1052 of the Commission, of March 8, 2016, to be executed in various tranches up to a maximum amount of €3.5 billion (US$4.0 billion, based on the exchange rate as of December 31, 2021) (the “Framework Program”), with the purpose of reducing BBVA’s share capital, notwithstanding the possibility of terminating or cancelling the Framework Program at an earlier date. Shares acquired under the Framework Program will be cancelled.

In addition, the Board of Directors agreed, within the scope of the Framework Program, to carry out a first share buyback program to be executed externally through a lead manager, J.P. Morgan AG, for a maximum amount of €1,500 million (US$1,699 million, based on the exchange rate as of December 31, 2021) and a maximum number of 637,770,016 shares, representing, approximately, 9.6% of BBVA's share capital as of the date of the agreement (the “First Tranche”). The First Tranche was announced on October 29, 2021 and the appointment of J.P. Morgan AG was announced on November 19, 2021. The implementation of the First Tranche began on November 22, 2021 and has been completed on March 3, 2022.

Between November 22 and December 31, 2021, J.P. Morgan AG, as manager of the First Tranche, acquired 112,254,236 BBVA shares (see Note 56 to the Consolidated Financial Statements). During the execution of the First Tranche, J.P. Morgan AG has acquired 281,218,710 BBVA shares, representing, approximately, 4.22% of BBVA’s share capital as of March 3, 2022.

On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Framework Program, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million (US$2,265 million, based on the exchange rate as of December 31, 2021) and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) 281,218,710 (the number of own shares finally acquired in execution of the First Tranche). The implementation of the Second Tranche, which will also be executed externally through a lead manager, will begin after the end of the implementation of the First Tranche and shall end no later than October 15, 2022.

On November 18, 2021, BBVA communicated that its Board of Directors had agreed to modify the Group’s shareholder distribution policy currently in force, establishing a new policy consisting of an annual distribution of between 40% and 50% of the consolidated ordinary profit of each year, compared to the previous policy of distributing between 35% and 40%. This policy will be implemented through the distribution of an interim dividend for the year and a final dividend, with the possibility of combining cash distributions with share buybacks, all subject to the relevant authorizations and approvals applicable at any given time.

Additionally, a cash distribution in the amount of €0.23 gross per share as shareholder remuneration in relation to the Group’s result in the 2021 financial year has been proposed for the consideration of the annual general shareholders’ meeting to be held on March 18, 2022 and, if approved, is expected to be paid on April 8, 2022.

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

While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors. In particular, BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2021, BBVA had approximately €13.8 billion of reserves in excess of applicable capital and reserve requirements (based on a 12.76% phased-in total capital minimum requirement).

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

As of the date hereof, the Group is involved in a number of legal and regulatory actions and proceedings in various jurisdictions around the world (including, among others, Spain, Mexico and the United States), the adverse resolution of which may adversely impact the Group. See “Item 3. Key Information—Risk Factors—Legal Risks—The Group is party to a number of legal and regulatory actions and proceedings”, “Item 3. Key Information—Risk Factors—Legal Risks—The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by BBVA” and “Item 3. Key Information—Risk Factors—Legal Risks—Regulatory, Tax, Compliance and Reporting Risks”.
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
From January 1, 2021 through December 31, 2021 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.108% and 1.922%, calculated on a daily basis. As of January 31, 2022, the percentage of outstanding shares held by BBVA and its affiliates was 0.222%.
Securities Trading in Spain
The Spanish securities market for equity securities consists of the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” or “SIBE” in Spanish, and hereinafter referred to as “Automated Quotation System”) and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2021, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
Automated Quotation System. The Automated Quotation System links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order shall be deemed valid when it takes place and definitively confirmed with full obligatory enforceability as soon as a matching order is entered. Exceptionally, the order may be cancelled, altered or corrected with the consent of the contracting parties and provided always that the appropriate authorization has been granted by the Supervision Department or the Trading and Control Committee of Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”). The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish Stock Exchange directly. Since January 1, 2000, Spanish banks have been allowed to place trades on the Automated Quotation System and have been allowed to become members of the Spanish Stock Exchanges. We are currently a member of the four Spanish Stock Exchanges and can trade through the Automated Quotation System.
Sociedad de Bolsas reinstated the Operating Rules of the Spanish Automated Quotation System by means of Sociedad de Bolsas Circular 1/2021, of March 17, which came into effect on March 30, 2021 with the aim of incorporating in a single regulatory text the rules governing trading in the Automated Quotation System, following their adaptation to the MiFID II standards and for the sake of greater clarity. BBVA, as an active market member in the Spanish market has adapted its technical means and procedures to such changes.
The general trading hours are as follows:
a.In a pre-opening auction held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on orders placed at that time. In this period of time orders can be entered, altered and cancelled but no trades can be executed. At the start of each session, the closing price of the previous session shall be taken as the reference price. There are static and dynamic price ranges for each listed share, calculated on the basis of the most recent historical volatility of each share, and made publicly available and updated on a regular basis by the Sociedad de Bolsas.
b.The open session is from 9:00 a.m. to 5:30 p.m., when continuous trading is carried out.

c.If, during the open session, the quoted price of a share exceeds the static or dynamic price ranges, volatility auctions are triggered, resulting in new static or dynamic price ranges being set for the share object of the same. A volatility auction will have a duration of five minutes and, during this period, orders can be entered, altered and cancelled but no trades can be made. Once the auction ends, the open session will restart. If a security’s volatility auction overlaps with the closing auction, the security will remain under auction with the conditions of the closing auction.
d.Between 5:30 p.m. and 5:35 p.m. a closing price of the session is established for each security through an auction system similar to the one held for the pre-opening early in the morning.
Exceptional trading hours: In the event of important news or events or particularly significant incidents arising during Automated Quotation System sessions, the usual duration of trading hours may exceptionally be altered in accordance with the provisions of the Operating Rules of the Spanish Automated Quotation System. The start of a session may also be brought forward for the same reasons. Such decision shall be properly announced and disseminated through the technical means of the Automated Quotation System as soon as possible.
Certain transactions may be executed in the Automated Quotation System outside the general trading hours between 5:40 p.m. and 8:00 p.m., such as block trades (consisting of previously agreed trades out of the order book, provided that they meet certain requirements) or trades related to the hedging or the execution of futures and options carried out in the MEFF, the Spanish Derivatives Exchange.
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
The latest amendments to Iberclear’s Rulebook reflecting the Reform were officially published in the Spanish Official Gazette on May 3 and August 18, 2016 and September 14, 2017.
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
Under Law 41/1999 and Royal Decree 878/2015 (which replaced Royal Decree 116/1992 on February 3, 2016), transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear and its participants (each an “entidad participante”), through the ARCO System. Only Iberclear participants to this ARCO System are entitled to use it, with participation restricted to credit entities, investment firms authorized to render custody services, certain public bodies, and Central Securities Depositories and Central Counterparties authorized under their respective European Union Regulations. BBVA is currently a participant in Iberclear. Iberclear and its participants are responsible for maintaining records of purchases and sales under the book-entry system. In order to be listed, shares of Spanish companies must be held in book-entry form. Iberclear, maintains a “two-step” book-entry registry reflecting the number of shares held by each of its participants as well as the amount of such shares held on behalf of beneficial owners. Each participant, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:
•the participant appearing in the records of Iberclear as holding the relevant shares in its own name, or
•the investor appearing in the records of the participant as holding the shares.
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
Securities Market Legislation
The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and the regulation implementing it:
•established an independent regulatory authority, the CNMV, to supervise the securities markets;
•established a framework for the regulation of trading practices, tender offers and insider trading;
•required stock exchange members to be corporate entities;
•required companies listed on a Spanish Stock Exchange to file annual audited financial statements and to make public quarterly financial information;
•established the legal framework for the Automated Quotation System;
•exempted the sale of securities from transfer and value added taxes;
•deregulated brokerage commissions; and

•provided for transfer of shares by book-entry or by delivery of evidence of title.
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
In response to COVID-19, on March 16, 2020 ESMA lowered the aforementioned threshold from 0.2% to 0.1%, requiring net short position holders to report positions of 0.1% and above. This measure was renewed on September 18, 2020 and on December 17, 2020 until March 19, 2021. The European Commission adopted the decision to permanently lower the threshold from 0.2% to 0.1% on September 27, 2021, which decision was published in the Official Journal on January 11, 2022. Additionally, in line with other European supervisors, on March 16, 2020, the CNMV banned net short positions in shares admitted to trading to Spanish trading venues for which the CNMV is the competent authority as well as to all related instruments relevant for the calculation of the net short position. The CNMV ban became ineffective on May 18, 2020.
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
Royal Legislative Decree 4/2015, of October 23, approved the reinstated text of the Securities Markets Act, which has been affected and amended, among others, by the aforementioned MiFID II implementation rules.
On April, 12, 2021, Law 5/2021, implementing Directive (EU) 2017/828 of the European Parliament and of the Council of May 17, 2017, as regards the encouragement of long-term shareholder engagement was published, amending the Corporate Enterprises Act.

Trading by the Bank and its Affiliates in the Shares
Trading by subsidiaries in their parent companies shares is restricted by the Corporate Enterprises Act.
Neither BBVA nor its affiliates may purchase BBVA’s shares unless the making of such purchases is authorized at a meeting of BBVA’s shareholders by means of a resolution establishing, among other matters, the maximum number of shares to be acquired and the authorization term, which cannot exceed five years. Restricted reserves equal to the purchase price of any shares that are purchased by BBVA or its subsidiaries must be made by the purchasing entity. The total number of shares held by BBVA and its subsidiaries may not exceed 10% of BBVA’s total share capital, as per the treasury stock limits set forth in the Corporate Enterprises Act. It is the practice of Spanish banking groups, including the BBVA Group, to establish subsidiaries to trade in their parent company’s shares in order to meet imbalances of supply and demand, to provide liquidity (especially for trades by their customers) and to modulate swings in the market price of their parent company’s shares.
Upon receiving the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months on October 28, 2021, the Board approved a buyback scheme to be executed in several tranches, for a maximum amount of €3.5 billion. The Board also agreed to carry out the first tranche of the scheme, to be implemented externally through a lead manager, for a maximum amount of €1.5 billion and 637,770,016 shares (representing, approximately, 9.6% of BBVA’s share capital as of such date). The implementation of the First Tranche began on November 22, 2021 and has been completed on March 3, 2022. During the execution of the First Tranche, 281,218,710 BBVA shares have been acquired, representing, approximately, 4.22% of BBVA’s share capital as of March 3, 2022. For additional information, including with respect to the second tranche of the scheme, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases”.
Spanish Financial Transaction Tax Bill
The Financial Transaction Tax (FTT) was enacted by means of Law 5/2020, of October 15, 2020 and became effective on January 16, 2021. The Spanish FTT is a new indirect tax, amounting to 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. Accordingly, any purchaser of BBVA’s shares not falling under an exemption will be subject to the Spanish FTT. The FTT law was further developed by Royal Decree 366/2021 and Ministerial Order HAC/510/2021.
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
Through Royal Decree-Law 19/2018 of November 23, on payment services and other urgent financial measures, the consolidated text of the Securities Market Act was adapted to the European MAR framework, including the following changes:
•the Spanish legislator opted for certain solutions among those permitted by the European MAR framework in certain specific cases;
•several amendments were introduced in the sanctioning regime on market abuse (inside information and market manipulation); and
•some special provisions applicable to listed companies in this area which were not compatible with this European regulatory framework or not consistent with the objective of MAR of achieving full harmonization throughout the European Union were expressly repealed.
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
Registry and Company’s Objects and Purposes
BBVA is registered with the Commercial Registry of Bizkaia (Spain). Its registration number at the Commercial Registry of Bizkaia is volume 2,083, Company section folio 1, sheet BI-17-A, 1st entry. Its corporate purpose is to carry out all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it, which are permitted or not prohibited by the provisions in force and supplementary activities. Its corporate purpose also includes the acquisition, possession, use and disposal of securities, public offering of acquisition and sale of securities, as well as all types of holdings in any entity or company. BBVA’s corporate purpose is contained in Article 3 of BBVA’s Bylaws.
Certain Powers of the Board of Directors
In general, provisions regarding directors are contained in our bylaws. Also, our Board of Directors Regulations govern the internal procedures and the operation of the Board of Directors and its Committees and directors’ rights and duties as described in their charter. The referred Board of Directors Regulations establishes that directors must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest and require retirement of directors at a certain age. Directors are not required to hold shares of BBVA in order to be appointed as such. As regards compensation in shares for executive directors, please see “Item 6. Directors, Senior Management and Employees—Compensation”.
Lastly, the Board of Directors Regulations contain a series of ethical standards. For more information please see “Item 6. Directors, Senior Management and Employees”.
Certain Provisions Regarding Privileged Shares
Our Bylaws authorize us to issue ordinary, non-voting, redeemable and privileged shares. As of the date of this Annual Report, we have no non-voting, redeemable or privileged shares outstanding.

The Company may issue shares that confer some privilege over ordinary shares under the legally established terms and conditions, complying with the formalities prescribed for amending our bylaws.

The Company may issue shares that are redeemable at the request of the issuing company, the holders of said shares or both, for a nominal amount not exceeding one quarter of the share capital. The resolution of the issue will set the conditions for the exercise of the right or redemption. If the aforementioned right is attributed exclusively to the issuing company, it may not be exercised within three years of the issuance. Redeemable shares must be fully paid up at the time of subscription. Redemption of redeemable shares must be charged to profits or free reserves or with the proceeds of a new share issue resolved by the General Shareholders’ Meeting or, where appropriate, the Board of Directors, for the purpose of financing the redemption transaction. If the redemption of these shares is charged to profits or free reserves, the Company must constitute a reserve for the amount of the nominal value of the redeemed shares. If the redemption is not charged to profits or free reserves or with the issue of new shares, it may only be carried out under the requirements established for the reduction of the share capital by the refund of contributions.

Holders of non-voting shares, if issued, are entitled to receive a minimum annual dividend, fixed or variable, as resolved by the General Shareholders’ Meeting and/or the Board of Directors at the time of deciding to issue the shares. Once the minimum dividend has been agreed, holders of non-voting shares will be entitled to the same dividend as corresponds to ordinary shares. Where there are distributable profits, the Company is required to agree the distribution of the aforementioned minimum divided. If there are no distributable profits or insufficient amounts thereof, the unpaid part of the minimum dividend will or not be accumulated in the terms agreed upon by the General Shareholders’ Meeting at the time of deciding to issue the shares. Holders of non-voting shares may exercise their pre-emptive subscription right in the event that this be resolved by the General Shareholders’ Meeting and/or the Board of Directors at the time of issuing shares or convertible bonds. Recovery of voting rights must be resolved at the same time.
Certain Provisions Regarding Shareholders Rights
As of the date of the filing of this Annual Report, our capital is comprised of one class of ordinary shares, all of which have the same rights.

Once the allocation requirements established by law and in our Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. In addition, BBVA must take into account any applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction that may be applicable. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”. Shareholders will participate in the distribution of profit in proportion to their capital paid-up. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their capital paid-up in any distribution of net assets resulting from our liquidation.
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
Shareholders’ Meetings
The Annual General Shareholders’ Meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding General Shareholders’ Meetings. These establish the possibility of voting or delegating votes over remote communication media.

General Shareholders’ Meeting may be annual or extraordinary. The Annual General Shareholders’ Meeting is required to meet within the first six months of each financial year to, where appropriate, approve corporate management, as well as the financial statements for the previous financial year and decide on the allocation of results, without prejudice to the fact that it may also adopt resolutions on any other matter within its remit included in the agenda or allowed by law. Extraordinary General Shareholders’ Meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of General Shareholders’ Meetings.
General Shareholders’ Meetings will be called at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily call them whenever it deems necessary or advisable for the corporate interests, and in any case on the dates or periods determined by law and the Company Bylaws, or upon the request of one or more shareholders representing at least three percent of our share capital.
Our General Meeting Regulations establish that annual and extraordinary General Shareholders’ Meetings must be called within the notice period required by law. This will be done by means of a notice published by the Board of Directors, or its proxy, in the Official Gazette of the Commercial Registry (“BORME”) or one of the highest-readership daily newspapers in Spain, and will be published on the CNMV website and the Company website, except when legal provisions establish other media for disseminating the notice.

The General Shareholders’ Meetings may be attended by shareholders who own the minimum number of shares established in our Bylaws (500), provided that these shares are recorded in the corresponding accounting register five days before the scheduled date of the General Shareholders’ Meeting and that, at least, the same number of shares are retained until the General Shareholders’ Meeting is held. Holders of fewer shares may group together to make up at least that number and appointing a representative.

General Shareholders’ Meetings, both annual and extraordinary, will be validly constituted at first summons with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a General Shareholders’ Meeting at second summons. In either case, resolutions will be agreed by the majority of the votes. However, a General Shareholders’ Meeting will only be validly held with the presence of 50% of our voting capital at first summons or of 25% of the voting capital at second summons, in the case of resolutions concerning the following matters:
•debt issuances;
•share capital increases or decreases;
•the exclusion or limitation of the pre-emptive subscription rights over new shares;

•transformation, merger of BBVA or spin-off and global assignment of assets and liabilities;
•the off-shoring of domicile, and
•any other amendment to the Bylaws.
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

Restrictions on the Ownership of Shares
Our Bylaws do not provide for any restrictions on the ownership of our ordinary shares. Spanish law, however, provides for certain restrictions which are described below under “—Exchange Controls—Restrictions on Acquisitions of Shares” and “—Restrictions on Foreign Investments”.
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
In addition, and according to Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17 (as amended by article 4 of Royal Decree-Law 27/2021, of November 23), effective November 19, 2020 and until December 31, 2022, the following persons will also be deemed to be foreign investors, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private – non listed – companies:
•EU and EFTA residents in countries other than Spain, and
•Spanish residents beneficially owned by EU or EFTA residents in countries other than Spain, that is, those in which a EU or EFTA resident other than in Spain ultimately owns or controls more than 25% of the share capital or voting rights of, or otherwise exercises control over, the Spanish resident.
Foreign direct investments ("FDI") are:
•investments that result in a foreign investor reaching a stake of at least 10% of the share capital of a Spanish company; and
•any corporate transaction, business action or legal transaction which enables effective participation in the management or control of a Spanish company.
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
Foreign direct investments by the following “foreign investors” are also subject to the Screening Mechanism, regardless of the business of the target:
•Investors directly or indirectly controlled by the government, including state bodies or armed forces, of a non EU/EFTA country.
•Investors that have already made an investment affecting national security, public order or public health in another EU Member State, including an investment in any of the above-mentioned sectors.
•Investors subject to ongoing judicial or administrative proceedings for engaging in illegal or criminal activities.
Foreign direct investments by the following non-EU and non-EFTA investors are also subject to the Screening Mechanism, regardless of the business of the target:
•Investors directly or indirectly controlled by a non-EU and non-EFTA government, including state bodies, armed forces or sovereign wealth funds; the possibility of exercising decisive influence as a result of an agreement or through the ownership of shares or interests in another person (directly or indirectly) is deemed to constitute “control” for these purposes.

•Investors that have already made an investment affecting national security, public order or public health in another EU Member State, including an investment in any of the above-mentioned sectors.
•If there is a serious risk that the investor engages in illegal or criminal activities affecting national security, public order or public health in Spain.
Foreign direct investments described above shall be subject to prior administrative authorization granted by the relevant Spanish Authority, in accordance with the administrative conditions established.
In addition to the above, pursuant to Council Regulation (EU) 2022/318 of February 25, 2022, it shall be prohibited to sell euro denominated transferable securities issued after April 12, 2022 or units in collective investment undertakings providing exposure to such securities, to any Russian national or natural person residing in Russia or any legal person, entity or body established in Russia. This restriction shall not apply to nationals of a Member State or natural persons having a temporary or permanent residence permit in a Member State.
C. Material Contracts
Sale of BBVA USA to The PNC Financial Services Group
On November 15, 2020, Banco Bilbao Vizcaya Argentaria, S.A. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with The PNC Financial Services Group, Inc. (“PNC”) for the sale of 100% of the issued and outstanding shares of its subsidiary BBVA USA Bancshares, Inc., a financial holding company (“BBVA USA Holdco”) conducting its business operations primarily through its U.S. banking subsidiary, BBVA USA, an Alabama-chartered bank (“BBVA USA Bank”) as well as through other companies of the BBVA group in the United States with activities related to this banking business.

On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the USA Sale. The consideration received in cash by BBVA as a consequence of the USA Sale amounted to approximately $11.5 billion (the price provided in the Stock Purchase Agreement minus the agreed closing price adjustments).

The following businesses of BBVA in the United States were not included within the scope of the USA Sale: BBVA Securities, Inc. (except for its retail brokerage business, which was acquired by PNC), Propel Venture Partners US Fund I, L.P. and BBVA Processing Services, Inc. In addition, BBVA continues to develop a wholesale business in the United States through its New York branch.

Under the Stock Purchase Agreement, BBVA agreed to take or refrain from taking certain actions, including, among others, not to (subject to certain exceptions) (i) engage in a retail banking business in the U.S. for two years following the closing of the USA Sale (i.e., June 1, 2021), or (ii) solicit or hire any employees of BBVA USA Holdco or its subsidiaries, including BBVA USA Bank, for one year following the closing of the USA Sale.
Under the Stock Purchase Agreement, PNC agreed to take or refrain from taking certain actions, including, among others, subject to certain exceptions contained in the Stock Purchase Agreement, not to solicit or hire any BBVA employees retained by BBVA for one year following the closing of the USA Sale.

The Stock Purchase Agreement contains customary representations and warranties of BBVA and PNC. The Stock Purchase Agreement also contains certain indemnification obligations of each party with respect to breaches of representations, warranties and covenants and certain other specified matters.

The foregoing description of the USA Sale and the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 10.1 hereto, and is incorporated into this report by reference. The Stock Purchase Agreement and the above description of the Stock Purchase Agreement have been included to provide investors and security holders with information regarding the terms of the Stock Purchase Agreement. It is not intended to provide any other factual information about BBVA, PNC or their respective subsidiaries and affiliates. The Stock Purchase Agreement contains representations and warranties of each of BBVA, on the one hand, and PNC, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Stock Purchase Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Stock Purchase Agreement. In addition, such representations and warranties may apply standards of materiality in a way that is different from what may be viewed as material by security holders of, or other investors in, BBVA or PNC. Moreover, the representations and warranties in the Stock Purchase Agreement were used for the purpose of allocating risk between BBVA, on the one hand, and PNC, on the other hand, and not necessarily for establishing matters as fact, and information concerning the subject matter of the representations, warranties and covenants may change after the date of the Stock Purchase Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Security holders and investors are not third-party beneficiaries under the Stock Purchase Agreement. Accordingly, you should read the representations and warranties in the Stock Purchase Agreement not in isolation but only in conjunction with the other information about BBVA and PNC, or any of their respective subsidiaries or affiliates.

D. Exchange Controls
In 1991, Spain adopted the EU Standards for free movement of capital and services. As a result, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “—Taxation”.
Pursuant to Royal Decree 664/1999, of April 23, on the Applicable rules to Foreign Investments, foreign investors may freely invest in shares of Spanish companies except in the case they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of April 23. For information on certain additional regulation applicable to foreign direct investments, see “—Memorandum and Articles of Association—Restrictions on Foreign Investments”. Likewise, Royal Decree 664/1999, of April 23, and Law 19/2003, on exchange controls and foreign transactions, require notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy Affairs and Digital Transformation for administrative statistical and economical purposes. Shares in listed Spanish companies acquired or held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Iberclear member. When a foreign investor acquires shares that are subject to the reporting requirements of the CNMV regarding significant stakes, notice must be given directly by the foreign investor to the relevant authorities.
Moreover, investments by foreigners domiciled in enumerated tax haven jurisdictions, under Royal Decree 1080/1991, are subject to special reporting requirements.
For information on certain additional regulation applicable to foreign direct investments, see “—Memorandum and Articles of Association—Restrictions on Foreign Investments”.
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

Any acquisition without such prior notification, or before the period established in the Royal Decree 84/2015 has elapsed or against the objection of the Bank of Spain, will produce the following results:
•the acquired shares will have no voting rights;
•if considered appropriate, the target bank may be taken over or its directors replaced; and
•the sanctions established in Title IV of Law 10/2014.
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
As used in this particular section, the following terms have the following meanings:
(1) “U.S. Holder” means a beneficial owner of BBVA’s ADSs or ordinary shares that is for U.S. federal income tax purposes:
•a citizen or an individual resident of the United States,
•a corporation or other entity treated as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia, or
•an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.
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
Spanish Refund Procedure
According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. Resident, you are required to file:
•the corresponding Spanish tax form,
•the certificate referred to in the preceding section, and
•evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.
The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities, but not before February 1 of the following year.
U.S. Residents (including U.S. Holders, as defined below under “—U.S. Tax Considerations”) are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.
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
Except as described in “—Passive Foreign Investment Company Rules” below, this discussion assumes that BBVA has not been, and will not become, a passive foreign investment company (“PFIC”).
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
Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under Spanish domestic law or the Treaty. Spanish taxes withheld in excess of the rate applicable under Spanish domestic law or the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations—Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, the U.S. Holder may, at its election and subject to applicable limitations, deduct such Spanish taxes in computing its U.S. federal taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
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

Passive Foreign Investment Company Rules
Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”) and upon which taxpayers are currently permitted to rely, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2021 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable for that taxable year, and an interest charge would be imposed on the amount of tax allocated to such taxable year. The same treatment would apply to distributions received by a U.S. Holder on its ordinary shares or ADSs to the extent that such distribution exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADSs, whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.
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

I. Subsidiary Information
Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
For quantitative and qualitative disclosures about market risk, see Notes 7.4 and 7.3 to our Consolidated Financial Statements.
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
(g) Expenses of the Depositary
Expenses incurred on behalf of holders in connection with
a.stock transfer or other taxes (including Spanish income taxes) and other governmental charges;
b.cable, telex and facsimile transmission and delivery charges incurred at request of holder of ADS or person depositing shares for the issuance of ADSs;
c.transfer, brokerage or registration fees for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian;
d.reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency
The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2021, the Depositary reimbursed us $566,588 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2021.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2021
(In Dollars)
NYSE Listing Fees	272,383
Investor Relations Marketing	6,568
Professional Services	110,660
Annual General Shareholders’ Meeting Expenses	176,746
Other	231

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2021, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
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
Management’s Report on Internal Control Over Financial Reporting
The management of BBVA is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. BBVA’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BBVA;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of BBVA’s management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2021 our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting
There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2021.
Our internal control over financial reporting as of December 31, 2021 has been audited by KPMG Auditores, S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, 2020 and 2019, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes, included on pages F-3 through F-173 (collectively, the consolidated financial statements), and our report dated March 4, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
March 4, 2022

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
ITEM 16B. CODE OF ETHICS
The BBVA Group Code of Conduct, which was updated by the Board of Directors on February 9, 2022, applies to all companies and persons which form part of the BBVA Group. This Code sets out the standards of behavior that should be adhered to so that the Group’s conduct towards its customers, colleagues and the society be consistent with BBVA’s values. The BBVA Group Code of Conduct can be found on BBVA’s website at www.bbva.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table provides information on the aggregate fees paid and payable to our independent registered public accounting firm, KPMG Auditores, S.L., Madrid, Spain, Auditor Firm ID 1027, and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2021	2020
	(In Millions of Euros)
Audit Fees(1)	25.0	28.1
Audit-Related Fees(2)	1.1	1.2
Tax Fees(3)	—	—
All Other Fees(4)	—	0.1
Total	26.1	29.4
(1)Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountants and its worldwide affiliates for the audit of BBVA’s annual financial statements, review of interim financial statements, SEC regulatory filings or services that are normally provided by our principal accountants and its worldwide affiliates in connection with statutory and regulatory filings or engagements for the relevant fiscal year.
(2)Aggregate fees paid and payable by BBVA for assurance and related services by our principal accountants and its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above. This includes work related to the corporate social responsibility report of certain Group entities and certain regulatory work rendered by the independent auditor.
(3)Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountants and its worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)Aggregate fees paid and payable by BBVA for products and services provided by our principal accountants and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

The fees of our independent registered public accounting firm, KPMG Auditores, S.L., are recorded under “Other administrative expense” in our consolidated income statements for the relevant years.
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

The pre-approval policy is as follows:
1.The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.
2.In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit Committee.
3.The Chairman of the Audit Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit Committee of such decision at the Committee’s next meeting.
4.The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2021.

2021	Total Number of Shares Purchased (1)	Average Price Paid per Share in Euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Euro Value) of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January	5,166,698	4.01	—	—
February	17,737,944	4.42	—	—
March	12,709,858	4.63	—	—
April	11,307,691	4.45	—	—
May	6,958,443	4.90	—	—
June	4,835,985	5.28	—	—
July	2,863,559	5.19	—	—
August	4,282,604	5.76	—	—
September	10,119,958	5.60	—	—
October	10,575,488	5.94	—	637,770,016
November	36,126,308	5.16	33,539,062	604,230,954
December	80,846,034	5.05	78,715,174	525,515,780
Total	203,530,570	5.02	112,254,236
(1)All of the purchases made in the period from January to October 2021 (both inclusive), and the purchase of 2,587,246 and 2,130,860 shares in November and December 2021, respectively, were made other than through a publicly announced plan or program and were made in open-market transactions.
(2)Refers to the number of shares purchased under the First Tranche (as defined below). See “—Share Buyback Program”. BBVA’s Board approved the Second Tranche (as defined below) in February 2022.
(3)Refers to the maximum number of shares yet to be purchased under the First Tranche as of the end of the relevant month. See “—Share Buyback Program”. BBVA’s Board approved the Second Tranche (as defined below) in February 2022. As of November 30, 2021 and as of December 31, 2021, the dollar value of such shares was approximately $3,543 million (based on a euro/dollar exchange rate on November 30, 2021 of €1.00=$1.14) and $3,006 million (based on a euro/dollar exchange rate on December 31, 2021 of €1.00=$1.13), respectively.
During 2021, we sold a total of 90,250,003 shares for an average price of €4.89 per share through open-market transactions.
Share Buyback Program
On October 26, 2021, BBVA received the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months.

Upon receiving said authorization and making use of the delegation conferred by the BBVA general shareholders´ meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a framework share buyback program in compliance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Delegated Regulation (EU) No 2016/1052 of the Commission, of March 8, 2016, to be executed in various tranches up to a maximum amount of €3.5 billion (US$4.0 billion, based on the exchange rate as of December 31, 2021) (the “Framework Program”), with the purpose of reducing BBVA’s share capital, notwithstanding the possibility of terminating or cancelling the Framework Program at an earlier date. Shares acquired under the Framework Program will be cancelled.
In addition, the Board of Directors agreed, within the scope of the Framework Program, to carry out a first share buyback program to be executed externally through a lead manager, J.P. Morgan AG, for a maximum amount of €1,500 million (US$1,699 million, based on the exchange rate as of December 31, 2021) and a maximum number of 637,770,016 shares, representing, approximately, 9.6% of BBVA's share capital as of the date of the agreement (the “First Tranche”). The First Tranche was announced on October 29, 2021 and the appointment of J.P. Morgan AG was announced on November 19, 2021. The implementation of the First Tranche began on November 22, 2021 and has been completed on March 3, 2022.

Between November 22 and December 31, 2021, J.P. Morgan AG, as manager of the First Tranche, acquired 112,254,236 BBVA shares (see Note 56 to the Consolidated Financial Statements). During the execution of the First Tranche, J.P. Morgan AG has acquired 281,218,710 BBVA shares, representing, approximately, 4.22% of BBVA’s share capital as of March 3, 2022.

On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Framework Program, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million (US$2,265 million, based on the exchange rate as of December 31, 2021) and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) 281,218,710 (the number of own shares finally acquired in execution of the First Tranche). The implementation of the Second Tranche, which will also be executed externally through a lead manager, will begin after the end of the implementation of the First Tranche and shall end no later than October 15, 2022.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On July 1, 2021, we announced that the Board of Directors selected Ernst & Young, S.L. to be our independent registered public accounting firm for the 2022, 2023 and 2024 fiscal years. Such selection and change of independent registered public accounting firm was adopted at the proposal of the Audit Committee. This selection must be approved by the shareholders at the annual shareholders’ meeting to be held on March 18, 2022. Accordingly, KPMG Auditores, S.L. was not re-elected for another term and, upon approval by the shareholders, will be dismissed as our independent registered public accounting firm.
The audit reports of KPMG Auditores, S.L. on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2021, and through the date of filing of this Annual Report, there has not been any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG Auditores, S.L., would have caused them to make reference to the subject matter of the disagreement in connection with their reports, nor has there been any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.
We have provided a copy of the above statements to KPMG Auditores, S.L. and requested that KPMG Auditores, S.L. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated March 4, 2022, is filed as Exhibit 15.2 to this Annual Report on Form 20-F.
Further, during the two fiscal years ended December 31, 2021, and through the date of filing of this Annual Report, we have not consulted with Ernst & Young, S.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the Group´s consolidated financial statements; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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
The Spanish Corporate Enterprises Act sets out a definition of what constitutes independence for the purpose of board or committee membership. Such definition is in line with the definition provided by our Board of Directors Regulations.
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
Pursuant to Article 1 of our Board of Directors Regulations, BBVA considers that independent directors are non-executive directors appointed based on their personal and professional qualities and who may perform their duties without being constrained by their relationship with the Company, or its Group, significant shareholders or managers. Directors may not be considered independent in any of the following situations:
a) They have been employees or have been executive directors of Group companies in the last three or five years, respectively.
b) They receive from the Bank, or from Group companies, any amount or benefit for any item other than director’s remuneration, except for those amounts which are not significant for such director. For the purposes of this item, neither dividends nor pension allowances received by directors relating to their previous professional or employment relations will be taken into account, provided that said allowances are unconditional in nature and, therefore, the company that provides said allowances may not suspend, modify or revoke their accrual at its discretion without breaching its obligations.
c) They are, or have been in the past three years, a partner of an external auditor or have been responsible during this time for the auditor’s report for the Company or any other company within its Group.
d) They are executive directors or senior managers of another company for which an executive director or senior manager of the Company is an external director.
e) They have, or have had over the last year, a significant business relationship with the Bank or any company within its Group, whether in their own name or as a significant shareholder, director or senior manager of a company that has, or has had, such a relationship. Business relationships include supplying goods or services, including financial services, as well as acting as an adviser or consultant.

f) They are significant shareholders, executive directors or senior managers of a company that receives, or has received in the past three years, donations from the Company or from its Group. Those who are simply trustees of a foundation receiving donations will not be considered to be included in this category.
g) They are spouses, partners in a similar relationship of affection or relatives up to the second degree of an executive director or senior manager of the Company.
h) They have not been proposed for appointment or renewal by the Appointments and Corporate Governance Committee.
i) They have been directors for a continuous period of more than twelve years.
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
In addition, our Audit Committee is composed exclusively of independent directors and the Committee chair has experience in accounting, auditing and technical knowledge in financial sector, in accordance with the specific regulations of the Audit Committee. Our Risk and Compliance Committee is composed exclusively of non-executive directors, the majority of whom (including its chairman) are independent directors. Also, in accordance with the Spanish Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments and Corporate Governance Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairmen) are independent directors.
Separate Meetings for Independent Directors
In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a Committee with oversight functions meets, since these Committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 21 of our Board of Directors Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 37 of the Board of Directors Regulations, the Lead Director coordinated during 2021 monthly meetings with non-executive directors, which took place following the meetings of the Board of Directors.
Code of Ethics
The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. For information with respect to BBVA’s code of business conduct and ethics see “Item 16 B. Code of Ethics”.
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS
Please see pages F-1 through F-216.
ITEM 19 EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation) (*)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

4.1	Information on Compensation Plans (**)

8.1	Subsidiaries of Registrant (see Appendix I to IX to our Consolidated Financial Statements included herein)

10.1	Share Purchase Agreement between Banco Bilbao Vizcaya Argentaria, S.A. and The PNC Financial Services Group of November 15, 2020 (***)

12.1	Section 302 Group Executive Chairman Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Letter of KPMG Auditores, S.L. dated March 4, 2022 regarding change in the Independent Registered Public Accounting Firm

101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABELS LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
(*)     Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2017.
(**)    Incorporated by reference to BBVA’s report on Form 6-K submitted on February 16, 2022 (SEC Accession No. 0001193125-22-043889).
(***) Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2020.
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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Rafael Salinas Martínez de Lecea

Name:	Rafael Salinas Martínez de Lecea

Title:	Chief Financial Officer

Date: March 4, 2022

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm for the years 2021, 2020 and 2019

Contents
CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2021	F-175
APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2021	F-181
APPENDIX III. Changes and notifications of participations in the BBVA Group in 2021	F-182
APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2021	F-185
APPENDIX V. BBVA Group’s structured entities as of December 31, 2021. Securitization funds	F-186
APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2021, 2020 and 2019	F-187
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2021, 2020 and 2019	F-190
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-191
APPENDIX IX. Additional information on risk concentration	F-202

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2021, 2020 and 2019, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes, included on pages F-3 through F-173 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Expected credit losses related to loans and advances to customers
As discussed in Note 7 to the consolidated financial statements, the Company’s expected credit losses (ECL) related to loans and advances to customers was €11,116 million as of December 31, 2021.
We identified the assessment of the ECL related to loans and advances to customers as a critical audit matter because it involved subjective and complex auditor judgment as well as specialized skills and knowledge due to significant measurement uncertainty.
Specifically, our assessment encompassed an evaluation of the Company´s overall methodology for estimating ECL related to loans and advances to customers, inclusive of the methodologies and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), and the need for and measurement of certain qualitative adjustments to the collective ECL. Our assessment also included an evaluation of the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the terminal value, cost of capital, and collateral values, if applicable. Our assessment also included an evaluation of the mathematical accuracy of the ECL calculations of loans collectively and individually evaluated for impairment. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s measurement of the ECL estimate, including controls related to (i) development and approval of the overall ECL methodology, (ii) validation of the PD, EAD, and LGD models, including the determination of the methodologies and assumptions used, (iii) determination of the need for and measurement of qualitative adjustments to the collective ECL and (iv) calculation of the ECL estimates of loans collectively and individually evaluated for impairment. This also included controls related to the significant assumptions used to estimate the ECL for individually evaluated loans, including the terminal value, cost of capital, and collateral values, if applicable.
We involved credit risk professionals with specialized skills and knowledge who assisted in (i) evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) assessing whether certain models used in calculating the PD, EAD, and LGD were suitable for their intended use by inspecting model documentation, assessing the conceptual soundness and ongoing performance, and assessing the methodologies used and certain assumptions, (iii) assessing the need for and measurement of certain qualitative adjustments to the ECL, and (iv) assessing the mathematical accuracy of the ECL calculation for a sample of loans collectively and individually evaluated for impairment.

We involved credit risk and valuation professionals with specialized skills and knowledge who assisted in testing the significant assumptions used to estimate the ECL for a sample of individually evaluated loans, including the terminal value, cost of capital and collateral values, if applicable.
We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s ECL related to loans and advances to customers.
Measurement of fair value of certain difficult-to-value financial instruments
As discussed in Note 8 to the consolidated financial statements, the Company has recorded €192,897 million of financial assets measured at fair value (of which €97,712 million were classified as Level 2 and €5,300 million were classified as Level 3) and €103,444 million of financial liabilities measured at fair value (of which €75,121 million were classified as Level 2 and €2,054 million were classified as Level 3) as of December 31, 2021 (collectively, difficult-to-value financial instruments).
We identified the assessment of the measurement of fair value of certain difficult-to-value financial instruments as a critical audit matter. Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate the fair value of certain difficult-to-value financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and/or assumptions which were not directly observable in financial markets, such as certain interest rates, correlations and volatility inputs.
The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s process to measure the fair value of certain difficult-to-value financial instruments, including controls over (i) the development and approval and/or reassessment of the Company´s valuation models and methodologies and (ii) the appropriateness, relevance and reliability of the significant inputs and/or assumptions used to estimate the fair value of certain difficult-to-value financial instruments.
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
Madrid, Spain
March 4, 2022

Consolidated balance sheets as of December 31, 2021, 2020 and 2019

ASSETS (Millions of Euros)
	Notes	2021	2020	2019
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	67,799	65,520	44,303
FINANCIAL ASSETS HELD FOR TRADING	10	123,493	105,878	99,469
Derivatives		30,933	40,183	32,232
Equity instruments		15,963	11,458	8,892
Debt securities		25,790	23,970	26,309
Loans and advances to central banks		3,467	53	535
Loans and advances to credit institutions		31,916	18,317	19,020
Loans and advances to customers		15,424	11,898	12,482
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	6,086	5,198	5,557
Equity instruments		5,303	4,133	4,327
Debt securities		128	356	110
Loans and advances to customers		655	709	1,120
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,092	1,117	1,214
Debt securities		1,092	1,117	1,214
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	60,421	69,440	61,183
Equity instruments		1,320	1,100	2,420
Debt securities		59,074	68,308	58,731
Loans and advances to credit institutions		27	33	33
FINANCIAL ASSETS AT AMORTIZED COST	14	372,676	367,668	439,162
Debt securities		34,781	35,737	38,877
Loans and advances to central banks		5,681	6,209	4,275
Loans and advances to credit institutions		13,276	14,575	13,649
Loans and advances to customers		318,939	311,147	382,360
DERIVATIVES - HEDGE ACCOUNTING	15	1,805	1,991	1,729
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	5	51	28
JOINT VENTURES AND ASSOCIATES	16	900	1,437	1,488
Joint ventures		152	149	154
Associates		749	1,288	1,334
INSURANCE AND REINSURANCE ASSETS	23	269	306	341
TANGIBLE ASSETS	17	7,298	7,823	10,068
Properties, plant and equipment		7,107	7,601	9,816
For own use		6,874	7,311	9,554
Other assets leased out under an operating lease		233	290	263
Investment properties		191	222	252
INTANGIBLE ASSETS	18	2,197	2,345	6,966
Goodwill		818	910	4,955
Other intangible assets		1,379	1,435	2,010
TAX ASSETS	19	15,850	16,526	17,083
Current tax assets		932	1,199	1,765
Deferred tax assets		14,917	15,327	15,318
OTHER ASSETS	20	1,934	2,513	3,800
Insurance contracts linked to pensions		—	—	—
Inventories		424	572	581
Other		1,510	1,941	3,220
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	1,061	85,987	3,079
TOTAL ASSETS	3, 6	662,885	733,797	695,471
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2021, 2020 and 2019

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2021	2020	2019
FINANCIAL LIABILITIES HELD FOR TRADING	10	91,135	84,109	86,414
Derivatives		31,705	41,680	34,066
Short positions		15,135	12,312	12,249
Deposits from central banks		11,248	6,277	7,635
Deposits from credit institutions		16,176	14,377	22,704
Customer deposits		16,870	9,463	9,761
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	9,683	10,050	10,010
Customer deposits		809	902	944
Debt certificates		3,396	4,531	4,656
Other financial liabilities		5,479	4,617	4,410
Memorandum item: Subordinated liabilities		—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	22	487,893	490,606	516,641
Deposits from central banks		47,351	45,177	25,950
Deposits from credit institutions		19,834	27,629	28,751
Customer deposits		349,761	342,661	384,219
Debt certificates		55,763	61,780	63,963
Other financial liabilities		15,183	13,358	13,758
Memorandum item: Subordinated liabilities		14,808	16,488	18,018
DERIVATIVES - HEDGE ACCOUNTING	15	2,626	2,318	2,233
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	10,865	9,951	10,606
PROVISIONS	24	5,889	6,141	6,538
Pensions and other post-employment defined benefit obligations		3,576	4,272	4,631
Other long term employee benefits		632	49	61
Provisions for taxes and other legal contingencies		623	612	677
Commitments and guarantees given		691	728	711
Other provisions		366	479	457
TAX LIABILITIES	19	2,413	2,355	2,808
Current tax liabilities		644	545	880
Deferred tax liabilities		1,769	1,809	1,928
OTHER LIABILITIES	20	3,621	2,802	3,742
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	—	75,446	1,554
TOTAL LIABILITIES		614,125	683,777	640,546
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2021, 2020 and 2019

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2021	2020	2019
SHAREHOLDERS’ FUNDS		60,383	58,904	58,950
Capital	26	3,267	3,267	3,267
Paid up capital		3,267	3,267	3,267
Unpaid capital which has been called up		—	—	—
Share premium	27	23,599	23,992	23,992
Equity instruments issued other than capital		—	—	—
Other equity		60	42	56
Retained earnings	28	31,841	30,508	29,388
Revaluation reserves	28	—	—	—
Other reserves	28	(1,857)	(164)	(119)
Reserves or accumulated losses of investments in joint ventures and associates		(247)	(164)	(119)
Other		(1,610)	—	—
Less: treasury shares	29	(647)	(46)	(62)
Profit or loss attributable to owners of the parent		4,653	1,305	3,512
Less: Interim dividends		(532)	—	(1,084)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(16,476)	(14,356)	(10,226)
Items that will not be reclassified to profit or loss		(2,075)	(2,815)	(1,875)
Actuarial gains (losses) on defined benefit pension plans		(998)	(1,474)	(1,498)
Non-current assets and disposal groups classified as held for sale		—	(65)	2
Share of other recognized income and expense of investments in joint ventures and associates		—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,079)	(1,256)	(403)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		2	(21)	24
Items that may be reclassified to profit or loss		(14,401)	(11,541)	(8,351)
Hedge of net investments in foreign operations (effective portion)		(146)	(62)	(896)
Foreign currency translation		(14,988)	(14,185)	(9,147)
Hedging derivatives. Cash flow hedges (effective portion)		(533)	10	(44)
Fair value changes of debt instruments measured at fair value through other comprehensive income		1,274	2,069	1,760
Hedging instruments (non-designated items)		—	—	—
Non-current assets and disposal groups classified as held for sale		—	644	(18)
Share of other recognized income and expense of investments in joint ventures and associates		(9)	(17)	(5)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	4,853	5,471	6,201
Accumulated other comprehensive income (loss)		(8,414)	(6,949)	(5,572)
Other items		13,267	12,421	11,773
TOTAL EQUITY		48,760	50,020	54,925
TOTAL EQUITY AND TOTAL LIABILITIES		662,885	733,797	695,471

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2021	2020	2019
Loan commitments given	33	119,618	132,584	130,923
Financial guarantees given	33	11,720	10,665	10,984
Other commitments given	33	34,604	36,190	39,209
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated income statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2021	2020	2019
Interest and other income	37.1	23,015	22,389	27,762
Interest expense	37.2	(8,329)	(7,797)	(11,972)
NET INTEREST INCOME		14,686	14,592	15,789
Dividend income	38	176	137	153
Share of profit or loss of entities accounted for using the equity method	39	1	(39)	(42)
Fee and commission income	40	6,997	5,980	6,786
Fee and commission expense	40	(2,232)	(1,857)	(2,284)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	134	139	186
Gains (losses) on financial assets and liabilities held for trading, net	41	341	777	419
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	432	208	143
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	335	56	(98)
Gains (losses) from hedge accounting, net	41	(214)	7	55
Exchange differences, net	41	883	359	581
Other operating income	42	661	492	639
Other operating expense	42	(2,041)	(1,662)	(1,943)
Income from insurance and reinsurance contracts	43	2,593	2,497	2,890
Expense from insurance and reinsurance contracts	43	(1,685)	(1,520)	(1,751)
GROSS INCOME		21,066	20,166	21,522
Administration costs		(8,296)	(7,799)	(8,769)
Personnel expense	44.1	(5,046)	(4,695)	(5,351)
Other administrative expense	44.2	(3,249)	(3,105)	(3,418)
Depreciation and amortization	45	(1,234)	(1,288)	(1,386)
Provisions or reversal of provisions	46	(1,018)	(746)	(614)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(3,034)	(5,179)	(3,552)
Financial assets measured at amortized cost		(3,017)	(5,160)	(3,470)
Financial assets at fair value through other comprehensive income		(17)	(19)	(82)
NET OPERATING INCOME		7,484	5,153	7,202
Impairment or reversal of impairment of investments in joint ventures and associates	48	—	(190)	(46)
Impairment or reversal of impairment on non-financial assets	49	(221)	(153)	(128)
Tangible assets		(161)	(125)	(94)
Intangible assets		(19)	(19)	(12)
Other assets		(41)	(9)	(23)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		24	(7)	(5)
Negative goodwill recognized in profit or loss		—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	(40)	444	23
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		7,247	5,248	7,046
Tax expense or income related to profit or loss from continuing operations	19	(1,909)	(1,459)	(1,943)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		5,338	3,789	5,103
Profit (loss) after tax from discontinued operations	21	280	(1,729)	(758)
PROFIT (LOSS)		5,618	2,060	4,345
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	31	965	756	833
ATTRIBUTABLE TO OWNERS OF THE PARENT		4,653	1,305	3,512
	Notes	2021	2020	2019
EARNINGS (LOSSES) PER SHARE (Euros)	5	0.67	0.14	0.47
Basic earnings (losses) per share from continuing operations		0.63	0.40	0.58
Diluted earnings (losses) per share from continuing operations		0.63	0.40	0.58
Basic earnings (losses) per share from discontinued operations		0.04	(0.26)	(0.11)
Diluted earnings (losses) per share from discontinued operations		0.04	(0.26)	(0.11)
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2021	2020	2019
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	5,618	2,060	4,345
OTHER RECOGNIZED INCOME (EXPENSE)	(3,977)	(5,375)	(286)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	358	(822)	(584)
Actuarial gains (losses) from defined benefit pension plans	218	(88)	(364)
Non-current assets and disposal groups held for sale	(3)	17	2
Share of other recognized income and expense of entities accounted for using the equity method	—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	189	(796)	(229)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	33	4	(133)
Income tax related to items not subject to reclassification to income statement	(80)	40	140
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(4,335)	(4,553)	298
Hedge of net investments in foreign operations (effective portion)	(117)	378	(687)
Valuation gains (losses) taken to equity	(117)	378	(687)
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Foreign currency translation	(2,256)	(4,873)	(104)
Translation gains (losses) taken to equity	(2,239)	(4,873)	(123)
Transferred to profit or loss	(17)	—	1
Other reclassifications	—	—	18
Cash flow hedges (effective portion)	(691)	230	(203)
Valuation gains (losses) taken to equity	(553)	230	(193)
Transferred to profit or loss	(137)	—	(10)
Transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Debt securities at fair value through other comprehensive income	(1,139)	460	1,131
Valuation gains (losses) taken to equity	(1,082)	515	1,280
Transferred to profit or loss	(57)	(54)	(149)
Other reclassifications	—	—	—
Non-current assets and disposal groups held for sale	(663)	(492)	461
Valuation gains (losses) taken to equity	(30)	(472)	472
Transferred to profit or loss	(633)	(20)	—
Other reclassifications	—	—	(11)
Entities accounted for using the equity method	8	(13)	31
Income tax relating to items subject to reclassification to income statements	523	(243)	(332)
TOTAL RECOGNIZED INCOME (EXPENSE)	1,640	(3,315)	4,060
Attributable to minority interest (non-controlling interests)	(500)	(606)	552
Attributable to the parent company	2,141	(2,709)	3,509
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2021												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2021 (*)	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
Total income/expense recognized	—	—	—	—	—	—	—	—	4,653	—	(2,512)	(1,465)	965	1,640
Other changes in equity	—	(393)	—	17	1,333	—	(1,693)	(600)	(1,305)	(532)	391	—	(119)	(2,900)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	(393)	—	—	—	—	—	—	—	(532)	—	—	(119)	(1,045)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,022)	—	—	—	—	—	(1,022)
Sale or cancellation of treasury shares	—	—	—	—	—	—	17	421	—	—	—	—	—	438
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity	—	—	—	—	1,693	—	(780)	—	(1,305)	—	391	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Other increases or (-) decreases in equity	—	—	—	28	(360)	—	(930)	—	—	—	—	—	1	(1,260)
Balances as of December 31, 2021	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
(*) Balances as of December 31, 2020 as originally reported in the Consolidated Financial Statements for the year 2020.
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
2020	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2020 (*)	3,267	23,992	—	56	26,402	—	(125)	(62)	3,512	(1,084)	(7,234)	(3,527)	9,728	54,925
Effect of changes in accounting policies	—	—	—	—	2,986	—	6	—	—	—	(2,992)	(2,045)	2,045	—
Adjusted initial balance	3,267	23,992	—	56	29,388	—	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income/expense recognized	—	—	—	—	—	—	—	—	1,305	—	(4,014)	(1,361)	755	(3,315)
Other changes in equity	—	—	—	(14)	1,120	—	(45)	16	(3,512)	1,084	(116)	(16)	(107)	(1,590)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,066)	—	—	—	—	—	—	—	(124)	(1,190)
Purchase of treasury shares	—	—	—	—	—	—	—	(807)	—	—	—	—	—	(807)
Sale or cancellation of treasury shares	—	—	—	—	—	—	—	823	—	—	—	—	—	823
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity (see Note 2.2.19)	—	—	—	—	2,585	—	(41)	—	(3,512)	1,084	(116)	(16)	16	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity	—	—	—	8	(399)	—	(4)	—	—	—	—	—	1	(394)
Balances as of December 31, 2020	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
(*) Balances as of December 31, 2019 as originally reported in the Consolidated Financial Statements for the year 2019.
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2019												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2019 (*)	3,267	23,992	—	50	23,017	3	(56)	(296)	5,324	(975)	(7,216)	(3,236)	9,000	52,874
Effect of changes in accounting policies	—	—	—	—	3,046	—	19	—	76	(134)	(3,007)	(2,054)	2,054	—
Adjusted initial balance	3,267	23,992	—	50	26,063	3	(37)	(296)	5,400	(1,109)	(10,223)	(5,290)	11,054	52,874
Total income/expense recognized	—	—	—	—	—	—	—	—	3,512	—	(3)	(282)	833	4,060
Other changes in equity	—	—	—	6	3,325	(3)	(82)	234	(5,400)	25	—	—	(114)	(2,009)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,063)	—	—	—	—	(1,084)	—	—	(142)	(2,289)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,088)	—	—	—	—	—	(1,088)
Sale or cancellation of treasury shares	—	—	—	—	13	—	—	1,322	—	—	—	—	—	1,335
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity (see Note 2.2.19)	—	—	—	—	4,364	(3)	(70)	—	(5,400)	1,109	—	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(4)	—	—	—	—	—	—	—	—	—	(4)
Other increases or (-) decreases in equity	—	—	—	10	11	—	(12)	—	—	—	—	—	28	37
Balances as of December 31, 2019	3,267	23,992	—	56	29,388	—	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
(*) Balances as of December 31, 2018 as originally reported in the Consolidated Financial Statements for the year 2018.
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	2021	2020	2019
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		(1,242)	39,349	(10,654)
1. Profit for the year		5,618	2,060	4,345
2. Adjustments to obtain the cash flow from operating activities		7,688	11,653	9,582
Depreciation and amortization		1,234	1,288	1,386
Other adjustments		6,454	10,365	8,196
3. Net increase/decrease in operating assets		(38,267)	(57,370)	(37,127)
Financial assets held for trading		(17,031)	(10,351)	(9,604)
Non-trading financial assets mandatorily at fair value through profit or loss		(908)	(241)	(318)
Other financial assets designated at fair value through profit or loss		25	97	99
Financial assets at fair value through other comprehensive income		7,116	(16,649)	(3,755)
Financial assets at amortized cost		(28,062)	(30,212)	(26,559)
Other operating assets		592	(15)	3,010
4. Net increase/decrease in operating liabilities		25,266	84,961	14,148
Financial liabilities held for trading		6,479	247	6,001
Other financial liabilities designated at fair value through profit or loss		(837)	647	2,680
Financial liabilities at amortized cost		19,682	84,853	8,016
Other operating liabilities		(58)	(787)	(2,549)
5. Collection/Payments for income tax		(1,546)	(1,955)	(1,602)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(1,634)	(37)	97
1. Investment		(12,472)	(1,185)	(1,494)
Tangible assets		(396)	(632)	(852)
Intangible assets		(550)	(491)	(528)
Investments in joint ventures and associates		(50)	(62)	(114)
Subsidiaries and other business units		—	—	—
Non-current assets classified as held for sale and associated liabilities	21	(11,476)	—	—
Other settlements related to investing activities		—	—	—
2. Divestments		10,838	1,148	1,592
Tangible assets		78	558	128
Intangible assets		—	—	—
Investments in joint ventures and associates		80	307	98
Subsidiaries and other business units		10	—	5
Non-current assets classified as held for sale and associated liabilities	21	10,670	283	1,198
Other collections related to investing activities		—	—	162
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(4,349)	(2,069)	(2,703)
1. Payments		(4,786)	(5,316)	(7,418)
Dividend distribution (shareholders remuneration)		(926)	(1,065)	(2,147)
Subordinated liabilities		(2,301)	(2,820)	(3,571)
Treasury stock amortization		—	—	—
Treasury stock acquisition		(1,022)	(807)	(1,088)
Other items relating to financing activities		(538)	(624)	(612)
2. Collections		438	3,247	4,716
Subordinated liabilities		—	2,425	3,381
Treasury shares increase		—	—	—
Treasury shares disposal		438	822	1,335
Other items relating to financing activities		—	—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(1,864)	(4,658)	(634)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		(9,089)	32,585	(13,893)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (*)		76,888	44,303	58,196
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F) (**)		67,799	76,888	44,303

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	Notes	2021	2020	2019
Cash	9	6,877	6,447	7,060
Balance of cash equivalent in central banks	9	55,004	53,079	31,756
Other financial assets	9	5,918	5,994	5,488
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		67,799	65,520	44,303
TOTAL CASH AND CASH EQUIVALENTS CLASSIFIED AS NON-CURRENT ASSETS AND DISPOSABLE GROUPS CLASSIFIED AS HELD FOR SALE IN THE UNITED STATES	21	—	11,368	—
(*) In 2021 it includes the balance of the Group's businesses in the United States included within the scope of the USA Sale (see Notes 1.3, 3 and 21).
(**) With respect to 2020 only, it includes the balance of the companies in the United States included within the scope of the USA Sale (see Notes 1.3, 3 and 21).

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Notes to the accompanying Consolidated Financial Statements
1.Introduction, basis for the presentation of the Consolidated Financial Statements, Internal Control over Financial Reporting and other information
1.1Introduction
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
As of December 31, 2021, the BBVA Group had 205 consolidated entities and 45 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).
The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2021, have been authorized for issue on March 4, 2022.
1.2Basis for the presentation of the Consolidated Financial Statements
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2021, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The BBVA Group’s accompanying Consolidated Financial Statements for the year ended December 31, 2021 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 9, 2022) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2021, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2021.
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
1.3Comparative information
The information included in the accompanying consolidated financial statements for the years ended December 31, 2020 and 2019, is presented in accordance with the applicable regulation, for the purpose of comparison with the information for the year ended December 31, 2021.
Sale of BBVA’s U.S. subsidiary
As mentioned in Note 3, in 2020, BBVA reached an agreement to sell its entire stake in BBVA USA Bancshares, Inc., which in turn owned all the capital stock of the bank BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business. On June 1, 2021 and once the mandatory authorizations had been obtained, BBVA completed this sale (the USA Sale).

As required by IFRS 5 "Non-current assets held for sale and discontinued operations", the balances of assets and liabilities corresponding to such companies for sale were reclassified from their corresponding accounting headings to the headings "Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” respectively, in the consolidated balance sheet as of December 31, 2020. Similarly, as required by the aforementioned IFRS 5, the results generated by these companies for the first five months of 2021 and for 2020 are presented in the heading “Profit (loss) after tax from discontinued operations” of the consolidated income statement for such period, and in the heading "Non-current assets and disposal groups classified as held for sale" of the consolidated statements of recognized income and expense for 2021 and 2020, respectively. Additionally, the results corresponding to the year ended December 31, 2019 were reclassified, to facilitate the comparison between periods, to those same headings of the consolidated income statement and consolidated statement of recognized income and expense for that year. Finally, the total consideration received in cash for the USA Sale has been recorded under the heading of “Divestments - Non-current assets classified as held for sale and associated liabilities” of the consolidated statements of cash flows for the year ended December 31, 2021.
Note 21 shows a breakdown of the financial information of the companies sold in the United States for the dates and periods indicated.
(Reverse) Repurchase Agreements Recognition
Beginning in 2021, certain repurchase agreements and reverse repurchase agreements began to be presented on a net basis in the consolidated balance sheet. In order to make the information as of December 31, 2020 and 2019 comparable with the information as of December 31, 2021, the information as of December 31, 2020 and 2019 was adjusted by reducing Total assets and Total liabilities by €2,379 and €2,266 million in 2020 and 2019, respectively.
1.4Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.5Management and impacts of the COVID-19 pandemic
In 2020, the COVID-19 pandemic had adverse effects on the Group's results and capital base. During 2021, the pandemic has continued to evolve with gradual improvements in the global economic conditions, mainly due to the vaccination progress against the coronavirus and the significant economic stimuli adopted by authorities, which have supported the improvement in the 2021 results of the Group. However, there are still uncertainties about the future final impact of the COVID-19 pandemic, mainly in consideration of the increasing number of infections caused by new variants of the coronavirus. The Group continuously monitors these changes and their impacts on the business.
The main impacts of COVID-19 pandemic in the BBVA Group's Consolidated Financial Statements are detailed in the following Notes:
–Note 1.6 includes information on the consideration of the COVID-19 pandemic in the estimates made.
–Note 7.1 details the main risks associated with the pandemic as well as information on its evolution and its impact in the macroeconomic forecasts.
–Note 7.2 includes information related to the initiatives carried out by the Group to help the most affected clients, jointly with the corresponding government measures. Likewise, it contains, among others, information regarding the level of activity and the amount corresponding to moratorium measures, both public and private, granted by the Group worldwide. Additionally, the measures applied to the treatment of forward looking information used in the calculation of expected losses are detailed.
–Note 7.5 presents information regarding the impact on liquidity and funding risk.
–Note 18.1 includes information concerning the impairment of the goodwill in the United States recorded during the first quarter of 2020, mainly due to the impact of COVID-19 in updating the macroeconomic scenario and the expected evolution of interest rates.
–Note 47 includes information on the impact of the update of the macroeconomic scenario affected by the COVID-19 pandemic mainly during the year ended December 31, 2020.
1.6Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 7, 12, 13, 14 and 16).
–The assumptions used to quantify certain provisions (see Notes 23 and 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).
–The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, and 21)
–The valuation of goodwill and price allocation of business combinations (see Note 18).

–The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 13).
–The recoverability of deferred tax assets (see Note 19).
As mentioned above, in 2021, the pandemic has continued to evolve with gradual improvements in the global economic conditions, although there is still uncertainty about the final future impact (see Note 1.5). The increased uncertainty associated with the unprecedented nature of this pandemic has entailed greater complexity in developing reliable estimates and applying judgment.
Therefore, these estimates were made on the basis of the best available information on the matters analyzed, as of December 31, 2021. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward). Any such changes would be recorded prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During 2021 there have been no significant changes in the estimates made as of December 31, 2020 and 2019, with the exception of those indicated in these Consolidated Financial Statements.
1.7BBVA Group’s Internal Control over Financial Reporting
BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (ICFR). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.
The ICFR model is compliant with the control framework established in 2013 by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, "COSO"). The COSO 2013 framework sets out five components that constitute the basis of the effectiveness and efficiency of the internal control systems:
–The establishment of an appropriate control framework.
–The assessment of the risks that could arise during the preparation of the financial information.
–The design of the necessary controls to mitigate the identified risks.
–The establishment of an appropriate system of information to detect and report system weaknesses.
–The monitoring over the controls to support they perform correctly and are effective over time.
The ICFR model is a dynamic model that continuously evolves over time to reflect the reality of the BBVA Group’s businesses and processes, as well as the risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal control units located in the different entities of BBVA Group.
These control units are integrated within the BBVA internal control model, defined and led by Regulation & Internal Control, and which is based in two pillars:
–A control system organized into three lines of defense that has been updated and strengthened, as described below:
a.The first line of defense (1LoD) is located within the business and support units, which are responsible for identifying risks associated with their processes, as well as for implementing and executing the necessary controls to mitigate them. The Risk Control Assurer (RCA) role was created to reinforce the adequate risk management in each area’s processes
b.The second line of defense (2LoD) comprises the specialized control units for each type of risk (Risk Control Specialists - RCS- among others Finance, Legal, IT, Third Party, Compliance or Processes). This second line defines the mitigation and control frameworks for their areas of responsibility across the entire organization and performs challenge to the control model (supervises the implementation and design of the controls and assesses their effectiveness).
c.The third line of defense (3LoD) is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.
–A committee structure in the Group, called Corporate Assurance, which enables the escalation of possible weaknesses and internal control issues to the management at a Group level and also in each of the countries where the Group operates.
The Internal Control Finance (RCS Finance) units within Finance comply with a common and standard methodology established at the Group level, as set out in the following diagram:

The ICFR model is subject to annual evaluations by the Group’s Internal Audit Unit. It is also supervised by the Audit Committee of the Bank’s Board of Directors.
The BBVA Group is also required to comply with the Sarbanes-Oxley Act (hereafter “SOX”) as a registered company with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design, compliance and implementation of the internal control model to make it effective and to support the quality and accuracy of the financial information.
2.Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements
The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the accompanying Consolidated Financial Statements.
2.1Principles of consolidation
In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:
–Subsidiaries
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
Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2021, 2020 and 2019. Appendix I includes other significant information on all entities.
–Joint ventures
Joint ventures are those entities for which there is a joint control arrangement with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).
The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method as of December 31, 2021.
–Associates
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

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2021, 2020 and 2019, these entities are not significant to the Group.
Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.
–Structured Entities
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
a.Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).
b.Potential existence of a special relationship with the investee.
c.Implicit or explicit Group commitments to support the investee.
d.The ability to use the Group´s power over the investee to affect the amount of the Group’s returns.
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
–Non-consolidated structured entities
The Group owns other vehicles also for the purpose of allowing customers access to certain investments, to transfer risks, and for other purposes, but without the Group having control of the vehicles, which are not consolidated in accordance with IFRS 10 – “Consolidated Financial Statements”. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s Consolidated Financial Statements.
As of December 31, 2021, 2020 and 2019, there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.
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
The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2021, financial statements as of December 31 of all Group entities were utilized except for the case of the consolidated financial statements of six associates deemed non-significant for which financial statements as of November 30, 2021 were used.
2.2Accounting principles and policies and applied valuation methods
The accounting principles and policies and the valuation methods applied in the preparation of the consolidated financial statements may differ from those used, at the individual level, by some of the entities that are part of the BBVA Group; This is why, in the consolidation process, the necessary adjustments and reclassifications are made to standardize such principles and criteria among themselves and bring them into line with the IFRS-IASB.
In preparing the accompanying Consolidated Financial Statements, the following accounting principles and policies and assessment criteria have been applied:
2.2.1Financial instruments
IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. However, the Group has chosen to continue applying IAS 39 for accounting for hedges as permitted by IFRS 9.
Classification and measurement of financial assets
Classification of financial assets
IFRS 9 contains three main categories for financial assets classification: measured at amortized cost, measured at fair value with changes through other comprehensive income, and measured at fair value through profit or loss.
The classification of financial instruments in the categories of amortized cost or fair value depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the "solely payments of principal and interest" criterion (hereinafter, the SPPI).
The assessment of the business model should reflect the way the Group manages groups of financial assets and does not depend on the intention for an individual instrument. Thus, for each entity within the BBVA Group there are different business models for managing assets.
In order to determine the business model, the following aspects are taken into account:
–The way in which the performance of the business model (and that of the assets which comprise such business model) is evaluated and reported to the entity's key personnel;
–The risks and the way in which the risks that affect the performance of the business model are managed;
–The way in which business model managers are remunerated;
–The frequency, amount and timing of sales in previous years, the reasons for such sales and expectations regarding future sales.
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
The most significant judgments used by the Group in evaluating compliance with the conditions of the SPPI test are the following:

–Modified time value: in the event that a financial asset includes a periodic interest rate adjustment but the frequency of this adjustment does not coincide with the term of the reference interest rate (for example, the interest rate reset every six months to a one-year rate), the Group assesses, at the time of the initial recognition, this mismatch to determine whether the contractual cash flows (undiscounted) differ significantly or not from the cash flows (undiscounted) of a benchmark financial asset, for which there would be no change in the time value of money. The defined tolerance thresholds are 10% for the differences in each period and 5% for the analysis accumulated throughout the financial asset life.
–Contractual clauses: The contractual clauses that can modify the calendar or the amount of the contractual cash flows are analyzed to verify if the contractual cash flows that would be generated during the life of the instrument due to the exercise of those clauses are only payments of principal and interest on the principal amount outstanding. To do this, the contractual cash flows that may be generated before and after the modification are analyzed.
The main criteria taken into account in the analysis are:
a.Early termination clauses: generally a contractual clause that permits the debtor to prepay a debt instrument before maturity is consistent with SPPI when the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding (which may include reasonable additional compensation for the early termination of the contract).
b.Instruments with an interest rate linked to contingent events:
–An instrument whose interest rate is reset to a higher rate if the debtor misses a particular payment may meet the SPPI criterion because of the relationship between missed payments and an increase in credit risk.
–An instrument with contractual cash flows that are indexed to the debtor’s performance – e.g. net income or is adjusted based on a certain index or stock market value would not meet the SPPI criterion.
c.Perpetual instruments: to the extent that they can be considered instruments with continuous (multiple) extension options, they meet the SPPI test if the contractual flows meet it. When the issuer can defer the payment of interest, if such payment would affect their solvency, they would meet the SPPI test if the deferred interest accrues additional interest, while if they do not, they would not meet the test.
–Non-recourse financial instruments: In the case of debt instruments that are repaid primarily with the cash flows of specific assets or projects and the debtor has no legal responsibility, the underlying assets or cash flows are evaluated to determine whether the contractual cash flows of the instrument are consistent with payments of principal and interest on the principal amount outstanding.
a.If the contractual terms do not give rise to additional cash flows to payments of principal and interest on the amount of principal outstanding or limitations to these payments, the SPPI test is met.
b.If the debt instrument effectively represents an investment in the underlying assets and its cash flows are inconsistent with principal and interest (because they depend on the performance of a business), the SPPI test is not met.
–Contractually linked instruments: a look-through analysis is carried out in the case of transactions that are set through the issuance of multiple financial instruments forming tranches that create concentrations of credit risk in which there is an order of priority that specifies how the flows of cash generated by the underlying set of financial instruments are allocated to the different tranches. The debt tranches of the instrument will comply with the requirement that their cash flows represent only payment of principal and interest on the outstanding principal if:
a.The contractual terms of the tranche being assessed for classification (without looking through to the underlying pool of financial instruments) give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding,
b.The underlying pool of financial instruments comprises instruments with cash flow that are solely payments of principal and interest on the principal amount outstanding, and
c.The exposure to credit risk in the underlying pool of financial instruments inherent in the tranche is equal to or lower than the exposure to credit risk of the underlying pool of financial instruments (for example, the credit rating of the tranche being assessed for classification is equal to or higher than the credit rating that would apply to a single tranche that funded the underlying pool of financial instruments).
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
A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:
–The financial asset is managed within a business model whose purpose is to maintain the financial assets to maturity, to receive contractual cash flows; and

–The contractual conditions of the financial asset give rise to cash flows that are only payments of principal and interest.
A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:
–The financial asset is managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and
–The contractual characteristics of the instrument generate cash flows which only represent the return of the principal and interest.
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
All changes in the value of financial assets due to the interest accrual and similar items are recorded in the headings "Interest and other income" or "Interest expense", of the consolidated income statement of the year in which the accrual occurred (see Note 37), except for trading derivatives that are not economic and accounting hedges.
The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets.
“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss”
Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss” are derived from a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if it eliminates or significantly reduces a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.
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
”Financial assets at fair value through other comprehensive income”
–Debt instruments
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
The amounts recognized under the headings “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until a loss allowance is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net” (see Note 41).

The net loss allowances in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at fair value through other comprehensive income” (see Note 47) in the consolidated income statement for the year. Interest income on these instruments is recorded in the consolidated profit and loss account (see Note 37). Changes in foreign exchange rates are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).
–Equity instruments
At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent changes in this valuation will be recognized in "Accumulated other comprehensive income - Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income" (see Note 30). Dividends received from these investments are recorded in the heading "Dividend income" in the consolidated income statement (see Note 38). These instruments are not subject to the impairment model of IFRS 9.
“Financial assets at amortized cost”
The assets under this category are subsequently measured at amortized cost, after initial recognition, using the effective interest rate method.
Net loss allowances of assets recorded under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification – Financial assets measured at amortized cost” in the consolidated income statement for such year (see Note 47).
Classification and measurement of financial liabilities
Classification of financial liabilities
Financial liabilities are classified in the following categories:
–Financial liabilities at amortized cost;
–Financial liabilities that are held for trading, including derivatives, are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments;
–Financial liabilities that are designated at fair value through profit or loss on initial recognition under the Fair Value Option. The Group has the option to designate irrevocably, on the initial moment of recognition, a financial liability at fair value through profit or loss provided that doing so results in the elimination or significant reduction of measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.
Measurement of financial liabilities
Financial liabilities are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of instruments, except for financial instruments that are classified at fair value through profit or loss.
Variations in the value of financial liabilities due to the interest accrual and similar items are recorded in the headings “Interest and other income” or “Interest expense”, of the consolidated income statement for the year in which the accrual occurred (see Note 37), except for trading derivatives that are not economic and accounting hedges.
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

If the characteristics and risks of the host and the derivative are closely related, the instrument as a whole will be classified and measured according to the general rules for financial liabilities. If, on the other hand, the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host, its terms meet the definition of a derivative and the hybrid contract is not measured at fair value with changes in fair value recognized in profit or loss, the embedded derivative shall be separated from the host and accounted for as a derivative separately at fair value with changes in profit and loss and the host instrument classified and measured according to its nature.
“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”
The Group uses financial derivatives as a tool for managing financial risks, mainly interest rates and exchange rates (See Note 7).
When these transactions meet certain requirements, they are considered "hedging instruments".
Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:
–In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable, except for interest-rate risks hedges (which are almost all of the hedges used by the Group), for which the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement (see Note 37).
–In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, with the corresponding offset on the headings “Derivatives-Hedge Accounting” and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains (losses) from hedge accounting, net”, using, as a corresponding offset, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable).
–In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion is recognized temporarily under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)” in the consolidated balance sheets, with a corresponding offset under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the cash flow hedges carried out by the Group are for interest rate risk and inflation of financial instruments, so their differences are recognized under the heading "Interest and other income" or "Interest expense” in the consolidated income statement (see Note 37).
–Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 41).
–In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading "Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss – Hedging of net investments in foreign operations (effective portion)" in the consolidated balance sheets with a corresponding offset entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences in valuation are recognized in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41).
Loss allowances on financial assets
The “expected losses” impairment model is applied to financial assets valued at amortized cost, debt instruments valued at fair value with changes in accumulated other comprehensive income, financial guarantee contracts and other commitments. All financial instruments valued at fair value through profit or loss are excluded from the impairment model.
The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition and which establish the calculation of the credit risk allowance.
–Stage 1– without significant increase in credit risk
Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to the expected credit loss that arises from all possible default events within 12 months following the presentation date of the financial statements (12 month expected credit losses).
–Stage 2– significant increases in credit risk
When the credit risk of a financial asset has increased significantly since the initial recognition, the loss allowances of that financial instrument is calculated as the expected credit loss during the entire life of the asset. That is, they are the expected credit losses that result from all possible default events during the expected life of the financial instrument.

–Stage 3 – Impaired
When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated, as in Stage 2, as the expected credit loss during the entire life of the asset.
When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.
The BBVA Group has applied the following definitions:
–Credit impaired asset
An asset is credit- impaired (stage 3) if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset.
Historically, the definition of credit impaired asset under IFRS 9 has been substantially aligned with the definition of default used by the Group for internal credit risk management, which is also the definition used for regulatory purposes. In 2021 the Group updated its definition of default to conform to that set forth in the European Banking Authority (hereinafter EBA) Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). The Group has consequently updated the definition of credit impaired asset (Stage 3), considering it a change in accounting estimates, re-establishing the consistency with the definition of default and guaranteeing the integration of both definitions in credit risk management.
The determination of an asset as impaired and its classification in Stage 3 is based exclusively on the risk of default, without considering the effects of credit risk mitigating measures such as guarantees and collaterals. Specifically, the following financial assets are classified in Stage 3:
a.Impaired assets for objective reasons or delinquency: when there are unpaid amounts of principal or interest for more than 90 days.
According to IFRS 9, the 90-days past due default is a presumption that can be rebutted in those cases where the entity considers, based on reasonable and supportable information, that it is appropriate to use a longer term. As of December 31, 2021, the Group has not used terms exceeding 90 days past due.
b.Impaired assets for subjective reasons (other than delinquency): when circumstances are identified that show, even in the absence of defaults, that it is not probable that the debtor will fully comply with its financial obligations. For this purpose, the following indicators are considered, among others:
–Significant financial difficulties of the issuer or the borrower.
–Granting by the lender or lenders to the borrower, for economic or contractual reasons related to the latter's financial difficulties, of concessions or advantages that they would not have otherwise granted.
–Breach of contractual clauses, such as events of default or default.
–Increasing probability that the borrower will go into bankruptcy or some other situation of financial reorganization.
–Disappearance of an active market for the financial asset due to financial difficulties.
–Others that may affect the committed cash flows such as the loss of the debtor's license or that it has committed fraud.
–Generalized delay in payments. In any case, this circumstance exists when, during a continuous period of 90 days prior to the reporting date, a material amount has remained unpaid.
–Sales of credit exposures of a client with a significant economic loss will imply that the rest of its operations are considered impaired.
Relating to the granting of concessions due to financial difficulties, it is considered that there is an indicator of unlikeliness to pay, and therefore the client must be considered impaired, when the refinancing or restructuring measures may result in a diminished financial obligation caused by a forgiveness or material deferral of principal, interest or fees. Specifically, unless proven otherwise, transactions that meet any of the following criteria will be reclassified to the category of impaired assets:
a.Irregular repayment schedule.
b.Contractual clauses that delay the repayment of the loan through regular payments. Among others, grace periods of more than two years for the amortization of the principal will be considered clauses with these characteristics.
c.Amounts of principal or interest written off from the balance sheet as its recovery is considered remote.
In any case, a restructuring will be considered impaired when the reduction in the net present value of the financial obligation is greater than 1% in accordance with the new management criteria introduced during 2021.

Credit risk management for wholesale counterparties is carried out at the customer (or group) level. For this reason, the classification of any of a client's material exposures as impaired, whether due to more than 90 days of default or due to any of the subjective criteria, implies the classification as impaired of all the client's exposures.
Regarding retail clients, which are managed at the individual loan level, the scoring systems review their score, among other factors, in the event of a breach in any of their operations or incurring generalized delays in payments, which also triggers the necessary recovery actions. Among them are the refinancing measures that, where appropriate, may lead to all the client's operations being considered impaired. Furthermore, given the granularity of the retail portfolios, the differential behavior of these clients in relation to their products and collateral provided, as well as the time necessary to find the best solution, the Group has established as an indicator that when a transaction of a retail client is in default in excess of 90 days or shows a general delay in payments and this represents more than 20% of the client's total balance, all its transactions are considered impaired.
When operations by entities related to the client fall into Stage 3, including both entities of the same group and those with which there is a relationship of economic or financial dependence, the transactions of the holder will also be classified as Stage 3 if after the analysis it is concluded that there are reasonable doubts about the full payment of the loans.
The Stage 3 classification will be maintained for a cure period of 3 months from the disappearance of all indicators of impairment during which the client must demonstrate good payment behavior and an improvement in their credit quality in order to corroborate the disappearance of the causes that motivated the classification of the debt as impaired. In the case of refinancing and restructuring, the cure period is one year (see Note 7.2.7 for more details).
These criteria are aligned in all the geographies of the Group, maintaining only minor differences to facilitate the integration of management at the local level.
–Significant increase in credit risk
The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.
The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally (for more detail on the methodology used, see Note 7.2.1):
–Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life (see Note 7.2.1).
–Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating and scoring systems or macroeconomic scenarios, so the quantitative analysis covers the majority of circumstances. The Group uses additional qualitative criteria to identify significant increase in credit risk and thus, to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used. Such qualitative criteria are the following:
a.More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2021, the Group has not considered periods higher than 30 days.
b.Watch list: They are subject to special watch by the Risk units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.
c.Refinance or restructuring that does not show evidence of impairment, or that, having been previously identified, the existence of significant increase in credit risk may still exist.
Although the standard introduces a series of operational simplifications, also known as practical solutions, for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date. This possibility is limited to those financial instruments that are classified as having high credit quality and high liquidity to comply with the liquidity coverage ratio (LCR). This does not prevent these assets from being assigned the credit risk coverage that corresponds to their classification as Stage 1 based on their credit rating and macroeconomic expectations.
Method for calculating Expected Credit Loss (ECL)
Method for calculating expected loss
The measurement of expected losses must reflect:
–A considered and unbiased amount, determined by evaluating a range of possible results;
–The time value of money, and
–Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.
Expected losses are measured both individually and collectively.

The individualized estimate of credit losses results from calculating the difference between the expected cash flows discounted at the effective interest rate of the transaction and the carrying amount of the instrument (see Note 7.2.1).
For the collective measurement of expected losses the instruments are classified into groups of assets based on their risk characteristics. Exposure within each group is segmented according to credit risk common characteristics, which indicate the payment capacity of the borrower according to the contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors (see Note 7.2.1):
–Type of instrument.
–Rating or scoring tools.
–Credit risk scoring or rating.
–Type of collateral.
–Amount of time at default for stage 3.
–Segment.
–Qualitative criteria which can have a significant increase in risk.
–Collateral value if it has an impact on the probability of a default event.
The estimated losses are derived from the following parameters:
–PD: estimate of the probability of default in each period.
–EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the closing date of the financial statements.
–LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees. For these purposes, the probability of executing the guarantee, the moment until its ownership and subsequent realization are achieved, the expected cash flows and the acquisition and sale costs, are considered in the estimation.
–CCF: cash conversion factor is the estimate made on off-balance sheet contractual arrangements to determine the exposure subject to credit risk in the event of a default.
At the BBVA Group, the calculated expected credit losses are based on internal models developed for all portfolios within the IFRS 9 scope, except for the cases that are subject to individual analysis.
The calculation and recognition of expected credit losses includes exposures with governments and credit institutions, for which, despite having a reduced number of defaults in the information databases, internal models have been developed, considering, as sources of information, the data provided by external rating agencies or other observed in the market, such as changes in bond yields, prices of credit default swaps or any other public information on them.
Use of present, past and future information
IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss, which must be carried out on a weighted probability basis.
The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very low. To achieve this, the Group generally evaluates the linear relationship between its estimated loss parameters (PD, LGD and EAD) with the historical and future forecasts of the macroeconomic scenarios.
Additionally, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.
The approach taken by the Group consists of using a methodology based on the use of three scenarios. The first is the most probable scenario (base scenario) that is consistent with that used in the Group's internal management processes, and two additional ones, one more positive and the other more negative. The combined outcome of these three scenarios is calculated considering the weight given to each of them. The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are the Gross Domestic Product (GDP), the real estate price index, interest rates and the unemployment rate. The main goal of the Group's approach is seeking the greatest predictive capacity with respect to the first two variables (see Note 7.2.1).

2.2.2Transfers and derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even in case of no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.
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
The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:
–The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.
–A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.
–Both the income generated on the transferred (but not derecognized) financial asset and the expense of the new financial liability continue to be recognized.
Treatment of securitizations
The securitizations funds to which the Group entities transfer their credit portfolios are consolidated entities of the Group. For more information, refer to Note 2.1 “Principles of consolidation”.
The Group considers that the risks and benefits of the securitizations are substantially retained if the subordinated bonds are held and/ or if subordination funding has been granted to those securitization funds, which means that the credit loss risk of the securitized assets will be assumed. Consequently, the Group is not derecognizing those transferred loan portfolios.
Synthetic securitizations are transactions where risk is transferred through derivatives or financial guarantees and in which the exposure of these securitizations remains in the balance sheet of the Group. The Group has established the synthetic securitizations through received financial guarantees. As for the commissions paid, they are accrued during the term of the financial guarantee.
2.2.3Financial guarantees
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

2.2.4Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The heading “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet includes the carrying amount of individual items or items integrated in a group ("disposal group") or that form part of a significant business line or geographic area that is intended to be disposed of (“discontinued operation”) whose sale is highly probable to take place under the current conditions within a period of one year from the date to which the financial statements refer. Additionally, assets that were expected to be disposed of within a year but which disposal is delayed due to events and circumstances beyond the control of the Group can be classified as held for sale (see Note 21).
Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheet reflects the balances payable arising from disposal groups and discontinued operations.
With respect to the subsidiaries of the BBVA Group, the heading "Non-current assets and disposal groups classified as held for sale" includes the assets received by the subsidiaries for the satisfaction, in whole or in part, of the payment obligations of their debtors (foreclosed or received in payment of debt or recoveries from financial leasing transactions, unless the Group has decided to make continued use of those assets). The BBVA Group has specific units focused on real estate management and sale of these types of assets.
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
Non-current assets and disposal groups classified as held for sale are not depreciated while included under the heading “Non-current assets and disposal groups classified as held for sale”.
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
Income and expense for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit (loss) after tax from discontinued operations” in the consolidated income statement (see Notes 1.3, 3 and 21). This heading includes the earnings from their sale or other disposal (net of tax effects).
2.2.5Tangible Assets
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
In the BBVA Group, most of the buildings held for own use are assigned to the different Cash Generating Units (CGU) to which they belong. The corresponding impairment analyses are performed for these CGU to check whether sufficient cash flows are generated to support the value of the assets comprised within.
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
Investment properties
The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rental income or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).
The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives, and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.
2.2.6Business combinations
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
In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:
–the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and
–the net fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.
Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. BBVA Group has always elected the second method.
2.2.7Intangible assets
Goodwill
Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written down if there has been impairment (see Note 18).
Goodwill is assigned to one or more CGU that expect to be the beneficiaries of the synergies derived from the business combinations. The CGU represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:
–Is the lowest level at which the entity manages goodwill internally.
–Is not larger than an operating segment.
The CGU to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.
For the purpose of determining the impairment of a CGU to which a part of goodwill has been allocated, the carrying amount of that CGU, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.
The recoverable amount of a CGU is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each CGU, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the CGU being evaluated for impairment.
If the carrying amount of the CGU exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.
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
The consolidated entities recognize any impairment losses on the carrying amount of these assets with a charge to the heading “Impairment or reversal of impairment on non-financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 49). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.
2.2.8Insurance and reinsurance contracts
The assets and liabilities of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheet.
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
–Life insurance provisions:
Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:
a.Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from year-end to the end of the insurance policy period.
b.Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.
–Non-life insurance provisions:
a.Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period between the year-end and the end of the policy period.
b.Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.
–Provision for claims:
This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.
–Provision for bonuses and rebates:
This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.
–Technical provisions for reinsurance ceded:
Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the open reinsurance contracts.
–Other technical provisions:
Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

2.2.9Tax assets and liabilities
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
2.2.10Provisions, contingent assets and contingent liabilities
The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:
–They represent a current obligation that has arisen from a past event. At the date of the Consolidated Financial Statements, there is more probability that the obligation will have to be met than that it will not.
–It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.
–The amount of the obligation can be reasonably estimated.
Among other items, these provisions include the commitments made to employees by some of the Group entities mentioned in Note 2.2.11, as well as provisions for tax and legal litigation.
Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the Consolidated Financial Statements, provided that it is probable they will give rise to an increase in resources embodying economic benefits (see Note 34).
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
Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combinations) but are disclosed in the Notes to the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote.
2.2.11Pensions and other post-employment commitments
Below we provide a description of the most significant accounting policies relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).
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
Other long-term employee benefits
In addition to the above commitments, certain Group entities provide long-term service awards to their employees, consisting of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service. This heading also includes the commitments related to the termination of employment contracts according to the collective layoff procedure carried out in BBVA, S.A.
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
In establishing the actuarial assumptions we take into account that:
–They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.
–Each assumption does not contradict the others and adequately reflects the existing relationship between economic variables such as price inflation, expected wage increases, discount rates and the expected return on plan assets, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.
–The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.
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

2.2.12Equity-settled share-based payment transactions
Equity –settled share-based payment transactions, provided they constitute the delivery of such equity instruments once completion of a specific period of services has occurred, are recognized as an expense for services being provided by employees, with a corresponding entry under the heading “Shareholders’ funds – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.
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
2.2.13Termination benefits
Termination benefits are recognized in the financial statements when the BBVA Group agrees to terminate employment contracts with its employees or from the time the costs for a restructuring that involves the payment of compensation for the termination of contracts with its employees are recorded. This happens when there is a formal and detailed plan in which the fundamental modifications to be made are identified, and whenever said plan has begun to be executed or its main characteristics or objective facts about its execution have been publicly announced.
2.2.14Treasury shares
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
In the event of a contractual obligation to acquire treasury shares, a financial liability is recorded as the present value of the amount committed (under the heading "Financial liabilities at amortized cost - Other financial liabilities") and the corresponding recognition in net equity (under the heading “Equity - Other Reserves) (see Notes 22.5 and 28).
2.2.15Foreign-currency transactions and exchange differences
The currency in which the Financial Statements of the BBVA Group are presented is the euro. As such, all balances and transactions denominated in currencies other than the euro are deemed to be expressed in “foreign currency”.
Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:
–Conversion of the foreign currency to the entity’s functional currency (currency of the main economic environment in which the entity operates); and
–Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.
Conversion of the foreign currency to the entity’s functional currency
Transactions denominated in foreign currencies carried out by the consolidated entities (or entities accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,
–Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate applicable on the purchase date.
–Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.
–Monetary items are converted to the functional currency at the closing exchange rate.
–Income and expense are converted at the period’s average exchange rates for all the operations carried out during the year. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.
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
–Assets and liabilities: at the closing spot exchange rates as of the date of each of the consolidated balance sheets.
–Income and expense and cash flows are converted by applying the exchange rate applicable on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations during the year.
–Equity items: at the historical exchange rates.
The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation” in the consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Share of other recognized income and expense of investments in joint ventures and associates" (Note 30), until the item to which they relate is derecognized, at which time they are recognized in the income statement.
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
As of December 31, 2021, 2020 and 2019, the impact on the consolidated financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.19).
2.2.16Recognition of income and expense
The most significant policies used by the BBVA Group to recognize its income and expense are as follows.
–Interest income and expense and similar items:
As a general rule, interest income and expense and similar items are recognized on the basis of their period of accrual using the effective interest rate method.
They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expense:
a.The interest income past-due before the initial recognition and pending to be received will form part of the gross carrying amount of the debt instrument.
b.The interest income accrued after the initial recognition will form part of the gross carrying amount of the debt instrument until it will be received.
The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. From that amount, the transaction costs identified as directly attributable to the arrangement of the loans and advances are deducted. These fees are part of the effective interest rate for the loans and advances.
Once a debt instrument has been impaired, interest income is recognized applying the effective interest rate used to discount the estimated recoverable cash flows on the carrying amount of the asset.
–Income from dividends received:
Dividends shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates this income:

a.When the right to receive payment has been declared before the initial recognition and when the payment is pending to be received, the dividends will not form part of the gross carrying amount of the equity instrument and will not be recognized as income. Those dividends are accounted for as financial assets separately from the net equity instrument.
b.If the right to receive payment is received after the initial recognition, the dividends from the net equity instruments will be recognized within the consolidated income statement. If the dividends correspond to the profits of the issuer before the date of initial recognition, they will not be recognized as income but as reduction of the gross carrying amount of the equity instrument because it represents a partial recuperation of the investment. Amongst other circumstances, the generation date can be considered to be prior to the date of initial recognition if the amounts distributed by the issuer as from the initial recognition are higher than its profits during the same period.
–Commissions, fees and similar items:
Income and expense relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:
a.Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.
b.Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
c.Those relating to a singular transaction, which are recognized when this singular transaction is carried out.
–Non-financial income and expense:
These are recognized for accounting purposes on an accrual basis.
–Deferred collections and payments:
These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
2.2.17Sales of assets and income from the provision of non-financial services
The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).
2.2.18Leases
The lessee accounting model requires the lessee to record assets and liabilities for all lease contracts. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings ‘‘Tangible assets – Property plants and equipment’’ and ‘‘Tangible assets – Investment properties’’ of the consolidated balance sheet (see Note 17) and a lease liability representing its obligation to make lease payments which is recorded under the heading ‘‘ Financial liabilities at amortized cost – Other financial liabilities’’ in the consolidated balance sheet (see Note 22.5). The standard provides two exceptions for the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA elected to apply both exceptions.
At the initial date of the lease, the lease liability represents the present value of all lease unpaid payments. The liabilities registered under this heading of the consolidated balance sheets are measured after their initial recognition at amortized cost, this being determined in accordance with the “effective interest rate” method.
The right to use assets are initially recorded at cost. This cost includes the initial measurement of the lease liability, any payment made on or before the initial date less any lease incentives received, all direct initial expenses incurred, as well as an estimate of the expenses to be incurred by the lessee for dismantling or rehabilitation, such as expenses related to the removal and dismantling of the underlying asset. The right to use assets recorded under this heading of the consolidated balance sheets are measured after their initial recognition at cost less:
–The accumulated depreciation and accumulated impairment.
–Any remeasurement of the lease liability.
The interest expense on the lease liability is recorded in the consolidated income statements under the heading “Interest expense” (see note 37.2). Variable payments not included in the initial measurement of the lease liability are recorded under the heading “Administration costs – Other administrative expense” (see Note 44.2).
Amortization is calculated using the straight-line method over the lifetime of the lease contract, on the basis of the cost of the assets. The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45).

When electing one of the exceptions in order not to recognize the corresponding right to use and the liability in the consolidated balance sheets, payments related to the corresponding lease are recognized in the consolidated income statements, over the contract period, lineally, or in the way that best represents the structure of the lease operation, under the heading "Other operating expense” (see Note 42).
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
2.2.19Entities and branches located in countries with hyperinflationary economies
In accordance with the criteria established in IAS 29 "Financial Reporting in Hyperinflationary Economies”, to determine whether an economy has a high inflation rate the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.
Argentina
Since 2018, the economy of Argentina has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Argentina have therefore been adjusted to correct for the effects of inflation.
During 2021, 2020 and 2019, the increase in equity of Group entities located in Argentina derived from the re-expression for hyperinflation (IAS 29) amounts to €481, €343 and €470 million, respectively, of which €319, €228 and €313 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income (loss)” and €161, €115 and €157 million, respectively, within “Minority interests – Accumulated other comprehensive income (loss)”. Furthermore, during 2021, 2020 and 2019 the decrease in the reserves of Group entities located in Argentina derived from the conversion to the euro (IAS 21) amounted to €143, €482 and €460 million, respectively, of which €94, €320 and €305 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €49, €162 and €155 million, respectively, within “Minority interests – Accumulated other comprehensive income (loss)”. The net impact of both effects is presented under the caption “Other increases or (-) decreases in equity” in the consolidated statement of changes in equity for the years ended December 31, 2021, 2020 and 2019. The net loss in the profit attributable to the parent company of the Group in 2021, 2020 and 2019 derived from the application of IAS 29 amounted to €255, €148 and €190 million, respectively. In addition, there is a net loss in the profit attributable to the parent company of the Group in 2021, 2020 and 2019 derived from the application of IAS 21 which amounted to €3, €26 and €34 million, respectively.
During 2021, 2020 and 2019 the General Price Index (“GPI”) used was 582, 387 and 285 respectively. Likewise, the inflation index at the end of 2021, 2020 and 2019 was 50.7%, 36.5% and 55% respectively.
Venezuela
Since 2009, the economy of Venezuela has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation.
The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €6, €5 and €8 million in 2021, 2020 and 2019, respectively (see Note 2.2.15).

2.3Recent IFRS pronouncements
Standards and interpretations that became effective in 2021
The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC” or "interpretation") became effective in 2021.
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Modifications - IBOR reform
On August 27, 2020, the IASB issued the second phase of the reform of the IBOR reference indices, which involves the introduction of amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, to ensure that the financial statements reflect the economic effects of this reform in the best possible way. These amendments focus on the accounting for financial instruments, once a new risk-free reference index (Risk Free Rate, hereinafter “RFR”) has been introduced.
The modifications introduce the accounting relief for changes in the cash flows of financial instruments directly caused by the IBOR reform if they take place in a context of "economic equivalence", by updating the effective interest rate of the instrument. Additionally, they introduce a series of exemptions to the hedging requirements so as not to have to interrupt certain hedging relationships. However, similar to the phase 1 amendments (which entered into force already in 2020) (see Note 15), the phase 2 amendments do not contemplate exceptions to the valuation requirements applicable to hedged items and hedging instruments in accordance with IFRS 9 or IAS 39. Thus, once the new reference index has been implemented, the hedged items and hedging instruments must be valued in accordance with the new index, and the possible ineffectiveness that may exist in the hedge will be recognized in profit or loss.
The IBOR transition to RFR is considered to be a complex initiative, which affects BBVA Group in different geographical areas and business lines, as well as in a multitude of products, systems and processes. The main risks to which the Group is exposed due to the transition are; (1) risk of litigation related to the products and services offered by the Group; (2) legal risks derived from changes in the documentation required for existing operations; (3) financial and accounting risks, derived from market risk models and from the measurement, hedging, cancellation and recognition of the financial instruments associated with the benchmark indices; (4) price risk, derived from how changes in the indices could impact the pricing mechanisms of certain instruments; (5) operational risks, as the reform may require changes to the Group's IT systems, business reporting infrastructure, operational processes and controls, and (6) behavioral risks derived from the potential impact of customer communications during the transition period, which could lead to customer complaints, regulatory penalties or reputational impact.
BBVA Group established a transition program, provided with a governance structure by means of an Executive Steering Committee, with representation from senior management of the affected areas, which reports directly to the Group's Global Leadership Team. At the local level, each geography has defined its own governance structure with the participation of senior management. The coordination between geographies is realized through the Project Management Office (PMO) and the Global Working Groups that incorporate a multi-geographic and transversal view on the areas of Legal, Risk, Regulatory, Finance and Accounting and Engineering. The project also involves both Corporate Assurance of the different geographies and business lines and Global Corporate Assurance of the Group.
This transition project has taken into account the different approaches and periods of transition to the new RFRs when evaluating the various risks associated with the transition, as well as defining the lines of action in order to mitigate them. BBVA is aligned with the Good Practices issued by the ECB that outline how banks can better structure their governance, identify related risks and create contingent action plans and documentation in relation to the transition of reference rates.
During 2021, the BBVA Group has worked to modify all its contracts referenced to EONIA and LIBOR EUR, CHF, GBP, JPY and USD (one-week and two-month maturity) to the corresponding RFRs. As of December 31, 2021, the Group continues to hold financial assets and liabilities whose contracts are referenced to IBOR rates, mainly EURIBOR and LIBOR USD, as they are used, among others, for loans, deposits and debt issues as well as underlying derivative financial instruments.
In the case of EONIA, during 2021 the BBVA Group carried out a novation of most of the contracts expiring after the end of 2021, migrated the balances against clearing houses and renegotiated collateral contracts, replacing that index with the € STR.
In the case of the EURIBOR, the European authorities have encouraged modifications in its methodology so that it meets the requirements of the European Regulation of Reference Indices, so this index does not disappear.
The official discontinuation date for LIBORs exUSD (GBP, CHF, EUR, JPY), USD LIBOR 1-week and 2-month indices was December 31, 2021, and for EONIA was January 3, 2022. However, the Financial Conduct Authority (FCA) and the European Commission have established a legal safeguard in the event that there are some operations that could not be migrated before said discontinuation date. In the case of the FCA, said legal safeguard, called Synthetic LIBOR, would apply only to contracts referenced to LIBOR GBP and LIBOR JPY in terms of 1, 3 and 6 months, and allows the index to continue to be applied for an additional period. Moreover, the European Commission, through what is known as the Statutory Fallback, provides a legal safeguard for EONIA contracts and for LIBOR CHF (into force on January 1, 2022), so that in the contracts subject to this measure, said indices are automatically replaced and by legal requirement, by the substitute indices identified in the standard.
The entity has actively collaborated in the IBOR transition, both for its support and participation in the sectorial working groups and for its commitment to remediate the contracts with its counterparties. In this sense, the entity has carried out a process of communication and contact with the counterparties to modify the terms of the contractual relations in such a way that said agreements have been modified using different mechanisms: through the inclusion of addenda to the contracts, by the adherence to industry standard protocols, the transition of operations by clearing house, the cancellation of contracts and subscription of new ones, or by the transition through other legislative mechanisms.

This process has been managed through the monitoring mechanisms and indicators that have been developed by the working groups within the Group. The process will remain active for the management of the transition of the USD (for the rest of the affected terms in June 2023), the transition of other currencies and those contracts that, to a lesser extent, have been referenced to the proposed synthetic solution by the FCA, as this is a temporary measure. Likewise, work continues to adapt all systems and processes in the treatment of alternative RFR indices, such as SOFR and SONIA.
Below is the BBVA Group's exposure to financial assets and liabilities maturing after the transition dates of these IBORs to their corresponding RFRs. At the end of the year, thanks to efforts in remediation of contracts, the BBVA Group has transition fallbacks or a synthetic or statutory solution for all operations with EONIA and LIBOR EUR, CHF, GBP, JPY and USD (for terms of one week and two months) pending transition as of December 31, 2021. The table shows the gross amounts in the case of loans and advances to customers, asset and liability debt instruments, and deposits and, in the case of derivatives, their notional value is shown:

Millions of Euros
	Loans & Advances	Debt Securities Assets	Debt Securities Issued (Liabilities)	Deposits	Derivatives (notional)
EONIA with maturity > December 31, 2021	59	—	—	371	7,079
LIBOR ex USD & LIBOR USD 1W/2M with maturity > December 31, 2021	1,568	—	243	846	27,343
LIBOR USD with maturity > June 30, 2023	21,256	158	1,974	2,015	474,701
Total	22,883	158	2,217	3,232	509,122
It should be noted that all of these exposures (with the exception of USD LIBOR for terms other than one week and two months) change their references effectively, and with the mechanisms described above, since January 1, 2022, depending on the next interest rate fixes.
83.76% of the amount of derivatives referenced to LIBOR EUR, CHF, GBP, JPY and USD (for terms of one week and two months) corresponds to operations through a clearing house.
Amendments to IFRS 4 – Insurance Contracts
The amendment to IFRS 4 includes a deferral in the temporary exception option regarding the application of IFRS 9 for entities whose business model is predominantly an insurance model until January 1, 2023, aligning it with the entry into force of the IFRS 17 Insurance Contracts rule. This modification is applicable from January 1, 2021, although it will not have an impact on the Group since the Group will not take such option.
Modification of IFRS 16 – Leases: practical exemption for lessees due to the COVID-19 pandemic.
The IASB has extended the term to qualify for the exemption that allows tenants not to register concessions in rents as a modification of the lease if they are a direct consequence of COVID-19. This exemption has not had an impact on the Group since the Bank has not received concessions on its rents as a result of COVID-19.
The application of the exemption will remain optional and applies to rent concessions made until June 30, 2022.
Standards and interpretations issued but not yet effective as of December 31, 2021
The following new International Financial Reporting Standards together with their Interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of December 31, 2021. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 17 – Insurance contracts
In May 2017, the IASB issued the new accounting standard for insurance contracts, which was later amended in June 2020, with the aim of helping entities in the implementation of the standard and to facilitate the understanding of the financial statements, although the amendment maintained the fundamental principles of the original standard. An entity shall apply IFRS 17 for annual reporting periods beginning on or after January 1, 2023 (with at least one year of comparative information). The standard has already been adopted by the European Union.
IFRS 17 establishes the accounting principles for insurance contracts. This new standard supersedes IFRS 4, by introducing substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities.
Unlike IFRS 4, the new standard establishes minimum requirements for grouping insurance contracts for the purposes of their recognition and measurement, determining the units of account by considering three levels: portfolios (contracts subject to similar risks and managed together), annual cohorts and their possibility of becoming onerous.
Regarding the measurement model, the new standard contemplates several methods, being the General Model (Building Block Approach) the method that will be applied by default for the valuation of insurance contracts, unless the conditions are given to apply any of the two other methods: the Variable Fee Approach, and the Simplified Model (Premium Allocation Approach).
With the implementation of IFRS 17, the valuation of insurance contracts will be based on a model that will use updated assumptions at each balance sheet date.

The General Model requires entities to value insurance contracts for the total of:
–fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk;
–and the contractual service margin, which represents the expected unearned benefit from the insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
The amounts recognized in the income statement shall be classified into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage.
Since 2019, the Group has been developing a project to implement IFRS 17 in order to harmonize the criteria in the Group and with the participation of all involved areas and countries. Proper governance has been established in this project, through a Steering Committee with representation from the senior management of the affected areas, which periodically reviews its progress. At the local level, each geography has defined a local governance structure with the participation of senior management.
The Group continues with the planned roadmap for the implementation of the standard, progressing during the years 2019, 2020 and 2021 with the definition of criteria, the actuarial modelling of cash flows and components required by the standard, the data supply, the systems technological adaptation, the preparation of accounting information, the governance of the reporting process to the Group and the development of the transition.
In 2022, the assessment of the transition impact on the Group's financial statements will be completed, and the Group will carry out parallel accounting under both existing standards and IFRS 17. Initially, the Group considers that, if applicable, the quantitative impact of the transition would come from long-term products, mainly motivated by the identification of products that are classified as "onerous". Additionally, differences could arise in other comprehensive income caused by the method of calculation of insurance liabilities provided in IFRS 17, which is based on the difference in valuation of insurance liabilities between the discount rates at inception (locked-in) and the closing rates.
Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors"
In February 2021 the IASB issued amendments to this IAS with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the financial statements.
The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies and include guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 also clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendments will be effective for annual reporting periods beginning on or after January 1, 2023. No significant impact is expected on BBVA's consolidated financial statements.
Amendment IAS 12 – Income taxes
The IASB has issued an amendment to IAS 12 that clarifies how companies recognize deferred tax on transactions such as leases and decommissioning obligations.
The amendments conclude that entities should recognize deferred taxes on leases and dismantling provisions following the criteria established in IAS 12. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.
Minor changes to IFRS Standards (IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, IAS 37 Provisions) and Annual Improvements to IFRS 2018-2020 (IFRS 1 - First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and modifications to the illustrative examples of IFRS 16 - Leases)
The IASB has issued minor amendments and improvements to various IFRSs to clarify the wording or correct minor consequences, oversights or conflicts between the requirements of the Standards. The modified standards are: IFRS 3 Business Combination, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, IAS 1 First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and IFRS 16 Leases (modifications to the illustrative examples)
The amendments will be effective for annual reporting periods beginning on or after January 1, 2022. No significant impact is expected on the BBVA Group's consolidated financial statements.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2021:

–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The following table sets forth information related to the Group’s total assets as of December 31, 2021, 2020 and 2019, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of euros)
	2021	2020	2019
Banking and other financial services	631,683	703,304	664,100
Insurance and pension fund managing companies	29,657	28,667	29,300
Other non-financial services	1,545	1,826	2,071
Total	662,885	733,797	695,471
The total assets and results of operations broken down by operating segments are included in Note 6.
The BBVA Group’s activities are mainly located in Spain, Mexico, South America and Turkey, with active presence in the rest of Europe, the United States and Asia:
–Spain. The Group’s activity in Spain is mainly carried out through Banco Bilbao Vizcaya Argentaria, S.A. The Group also has other entities that mainly operate in Spain’s banking sector and insurance sector.
–Mexico. The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through BBVA Mexico.
–South America. The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay and Chile. It has a representative office in Sao Paulo (Brazil). The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2021, are consolidated (see Note 2.1).
–Turkey. The Group’s activity in Turkey is mainly carried out through the Garanti BBVA Group.
–Rest of Europe. Group's activity in Europe (excluding Spain) is carried out by banking and financial institutions, mainly in Switzerland, Italy, Germany, the Netherlands and Romania and the Bank's branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom.
–United States. The Group's activity in the United States is mainly carried out by the branch of Banco Bilbao Vizcaya Argentaria, S.A. in New York, the Branch of BBVA Mexico in Houston, participations in technology companies through funds and investment vehicles, including the venture capital fund Propel Venture Partners, the broker-dealer business BBVA Securities Inc., and a representative office in Silicon Valley (California).
–Asia. The Group's activity in Asia is conducted through the Bank's branches (Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).
Significant transactions in the Group in 2021
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş (Garanti).
On November 15, 2021, BBVA announced a voluntary takeover bid addressed to the holders of the 2,106,300,000 shares2 not controlled by BBVA, representing 50.15% of Garanti's total share capital. BBVA submitted for authorization an application of the voluntary takeover bid to the Capital Markets Board of Turkey (CMB) on November 18, 2021.
The consideration offered by BBVA to Garanti shareholders is 12.20 Turkish Liras in cash for each share. The maximum amount payable by BBVA will be 25,697 million Turkish Liras (equivalent to approximately €1,690 million at an exchange rate of 15.23 Turkish Liras per Euro estimated as of December 31, 2021) assuming all of Garanti's shareholders sell their shares. BBVA will pay the consideration with its current shareholder's funds. BBVA reserves the right to reduce or otherwise modify the voluntary takeover bid price by an amount equal to the gross amount of the distribution per share, if Garanti declares or distributes dividends, reserves or any other kind of distribution to its shareholders at any time from the date of the announcement on November 15, 2021 until the day of completion of the voluntary takeover bid. BBVA may cancel the takeover bid at any time before the commencement of the acceptance period.
2 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit at Borsa Istanbul.

The acquisition by BBVA of more than 50% of Garanti's total share capital is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. BBVA will disclose to the market when all relevant authorizations are obtained. BBVA has received confirmation from the CMB that it will not formally approve the voluntary takeover bid application until the CMB receives confirmation from BBVA that all relevant approvals required by BBVA have been duly obtained. Only after approval by the CMB of the voluntary takeover bid application will the voluntary takeover bid period begin.
The estimated impact will depend on the percentage of shares that are tendered. As of December 31, 2021, BBVA estimated maximum impact of minus 32 basis points in the Common Equity Tier 1 fully loaded ratio and approximately 2% accretion to its book value per share3, (all the above assuming that all Garanti shareholders accept the offer).
Divestitures
Sale of BBVA’s U.S. subsidiary to PNC Financial Service Group
On June 1 2021, after obtaining all the required authorizations, BBVA completed the sale to The PNC Financial Services Group, Inc. of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owned all the capital stock of the bank, BBVA USA.
The consideration received in cash by BBVA amounted to approximately 11,500 million USD (price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (with an exchange rate of 1.20 EUR / USD).
The accounting of both the results generated by BBVA USA Bancshares since the announcement of the transaction and the closing of its sale has had an aggregate positive impact on the BBVA Group's Common Equity Tier 1 ("fully loaded") ratio of approximately 294 basis points, which includes the generation of capital contributed by the subsidiary to the Group until the closing of the transaction (on June 1, 2021) and a profit net of taxes of €582 million. As a result thereof, the BBVA Group has been reflecting the results that BBVA USA Bancshares, Inc. has been generating, as well as the positive impact, mainly, of these results on the Common Equity Tier 1 ("fully loaded") ratio of BBVA Group. The calculation of the impact on Common Equity Tier 1 has been made taking into account the amount of the transaction in euros and BBVA Group's financial statements as of June 2021.
The BBVA Group continues to develop an institutional and wholesale business in the United States that it currently carries out through its broker-dealer BBVA Securities Inc. and the New York branch. BBVA also maintains its investment activity in the fintech sector through its participation in Propel Venture Partners US Fund I, L.P.
Note 21 shows a breakdown of the financial information of the companies sold in the United States as of December 31, 2021, 2020 and 2019 and the results of those companies as of and for the first five months of 2021 and the years ended 2020 and 2019.
Sale of the BBVA Group's stake in Paraguay
On January 22, 2021, once the mandatory authorizations were obtained, BBVA completed the sale of its direct and indirect shareholding of 100% of the capital stock of Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”) to Banco GNB Paraguay S.A., a subsidiary of the Gilinski Group. This transaction was originally agreed in 2019. The total amount received by BBVA amounted to approximately USD 250 million (approximately €210 million). The transaction generated a capital loss net of taxes of approximately €9 million. This transaction had a positive impact on the Common Equity Tier 1 (fully loaded) of the BBVA Group of approximately 6 basis points, which is reflected in the capital base of the BBVA Group in the fiscal year 2021.
Significant transactions in the Group in 2020
Divestitures
Alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.
On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in order to develop the non-life insurance business in Spain, excluding the health insurance line of the business.
On December 14, 2020, once the required authorizations had been obtained, BBVA completed the operation and announced the transfer to Allianz, Compañía de Seguros y Reaseguros, S.A. of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A., for which it received €274 million, without taking into account a variable part of the price (up to €100 million depending on certain objectives and planned milestones). This operation resulted in a profit net of taxes of €304 million and a positive impact on the fully loaded CET1 of the BBVA Group of 7 basis points, recorded in the Consolidated Financial Statements for the year ended December 31, 2020.
4.Shareholder remuneration system
Cash Dividends in financial years 2019 and 2020
Throughout 2019 and 2020, BBVA's Board of Directors approved the payment of the following dividends (interim or final dividends) fully in cash, recorded in "Total Equity- Interim Dividends" and "Total Equity - Retained earnings" of the consolidated balance sheet of the relevant year:
3 The calculation of the impact on Common Equity Tier 1 and tangible book value per share was made taking into consideration the consolidated Group’s financial statements as of December 31, 2021, and an exchange rate of 15.23 Turkish Lira per Euro. The impact on CET1 and the tangible book value per share may be different from the date of this disclosure up to the date of closing of the Voluntary Takeover Bid due to, among other circumstances, changes in the book value of Garanti and changes in the Turkish Lira/Euro exchange rate.

–The Annual General Meeting of BBVA held on March 15, 2019, approved, under item 1 of the Agenda, the payment of a final dividend for 2018, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2019, after deducting treasury shares held by the Group's Companies, amounted to €1,064 million and is recognized under the heading "Total equity- Retained earnings" of the consolidated balance sheet as of December 31, 2019.
–The Board of Directors, at its meeting held on October 2, 2019, approved the payment in cash of €0.10 (€0.081 net of withholding tax) per BBVA share, as gross interim dividend based on 2019 results. The total amount paid to shareholders on October 15, 2019, after deducting treasury shares held by the Group's companies, amounted to €665 million and is recognized under the heading "Total equity- Interim dividends" of the consolidated balance sheet as of December 31, 2019.
–The Annual General Meeting of BBVA held on March 13, 2020, approved, under item 1 of the Agenda, the payment of a final dividend for 2019, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 9, 2020, after deducting treasury shares held by the Group's Companies, amounted to €1,065 million and is recognized under the heading "Total equity- Retained earnings" of the consolidated balance sheet as of December 31, 2020.
ECB recommendations for 2020

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
Shareholder remuneration during financial year 2021
BBVA notified on January 29, 2021, by means of Privileged Information, that it intended to resume its shareholder remuneration policy in 2021, announced on February 1, 2017, via Relevant Event, contingent upon the repealing of recommendation ECB/2020/62 and the absence of further restrictions or limitations.
The Annual General Meeting held on April 20, 2021 approved, in the third item of its agenda, a cash distribution from the issue premium account of €0.059 per share as shareholder remuneration in respect of the Group’s 2020 earnings for each of the Bank's outstanding shares, all this in compliance with recommendation ECB/2020/62, which was paid on April 29, 2021. The total amount was €393 million and was recognized under the heading “Total Equity – Share Premium” of the consolidated balance sheet as of December 31, 2021 (see Note 27).
On July 23, 2021, the European Central Bank published the approval of recommendation ECB/2021/31 repealing recommendation ECB/2020/62 from September 30, 2021, whereby the ECB indicated that it would assess capital, dividend distribution and share buyback plans of each financial institution in the context of their ordinary supervisory process, eliminating the remaining restrictions on dividend and share buyback related matters established in recommendation ECB/2020/62.

In keeping with the above, the Board of Directors, at its meeting held on September 30, 2021, approved the payment in cash of €0.08 (€0.0648 net of withholding tax) per BBVA share, as gross interim dividend against 2021 results. The total amount paid to shareholders on October 12, 2021, after deducting treasury shares held by the Group's companies, amounted to €532 million and is recognized under the heading "Shareholder’s funds - Total equity- Interim dividends" of the consolidated balance sheet as of December 31, 2021.

The forecasted financial statement, drawn up in compliance with the applicable legal requirements, which evidenced the existence of sufficient liquidity to distribute the abovementioned amount approved on September 29, 2021 was the following:

Available amount for interim dividend payments (Millions of Euros)
August 31, 2021
Profit of BBVA, S.A., after the provision for income tax	934
Maximum amount distributable	934
Amount of proposed interim dividend	533
BBVA cash balance available to the date	31,887
Other shareholder remuneration
On February 3, 2022, it was announced that a cash distribution in the amount of €0.23 gross per share as shareholder remuneration in relation to the Group's result in the 2021 financial year was expected to be submitted to the relevant governing bodies of BBVA for consideration (see Note 56).
Share buyback program

On October 26, 2021, BBVA obtained the pertinent authorization from the European Central Bank to buy back up to 10% of its share capital for a maximum of €3.5 billion, in one or several tranches and over the course of a 12-month period (the “Authorization”).
Upon receiving the authorization and making use of the delegation conferred by the BBVA Annual General Meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a framework share buyback program in compliance with Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 on market abuse and Delegate Regulation (EU) no. 2016/1052 of the Commission, of March 8, 2016, to be executed in various tranches up to a maximum of €3.5 billion, with the aim of reducing BBVA's share capital (the “Framework Program”), notwithstanding the possibility of terminating or cancelling the Framework Program at an earlier date where advisable due to the concurrence of a series of specific circumstances, as well as to carry out a first share buyback program within the Framework Program (the "First Tranche"), which was notified as Privileged Information on October 29, 2021.
On November 19, BBVA notified by means of Privileged Information that the First Tranche would be executed externally through J.P. Morgan AG as manager, for a maximum amount of €1,500 million, for the purchase of a maximum number of shares of 637,770,016 representing, approximately, 9.6% of BBVA's share capital as of the date of the agreement, and that the first program would begin on November 22, 2021, and that it would conclude not earlier than November 22, 2021 or later than April 5, 2022, and, in any case, whenever, within said timeframe the maximum monetary amount is reached, or the maximum number of shares is purchased.
Between November 22 and December 31, 2021, J.P. Morgan AG, as manager of the First Tranche, acquired 112,254,236 BBVA shares (see Note 29). Between January 1 and February 3, 2022, J.P. Morgan AG has acquired 65,272,189 BBVA shares.
On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Framework Program, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche. The implementation of the Second Tranche, which will also be executed externally through a lead-manager, will begin after the end of the implementation of the First Tranche and shall end no later than October 15, 2022 (see Note 56).
Amendment of Shareholder Remuneration Policy
On November 18, 2021, BBVA announced that the Board of Directors of BBVA agreed to modify the Group’s shareholder distribution policy, which was communicated as relevant information on February 1, 2017, with registration number 247679 establishing a new policy consisting in an annual distribution of between 40% and 50% of the consolidated ordinary profit of each year (excluding extraordinary amounts and items included in the consolidated profit and loss account), compared to the previous policy of distributing between 35% and 40%.
This policy will be implemented through the distribution of an interim dividend for the year (expected to be paid in October of each year) and a final dividend (to be paid once the year has ended and the allocation of the year-end profit has been approved, expected to take place in April of each year), with the possibility of combining cash distributions with share buybacks (the execution of the share buyback program will be deemed an extraordinary shareholder remuneration and will, therefore, not be included within the scope of the policy), all subject to the relevant authorizations and approvals applicable at any given time.
Proposal on allocation of earnings of BBVA, S.A. for 2021
Below is included a breakdown of the distribution of the Bank´s earnings for financial year 2021, which the Board of Directors will submit to the Annual General Meeting for approval.

Allocation of earnings (Millions of Euros)
2021
Profit (loss) for year	1,080
Distribution
Interim dividends	533
Reserves / Accumulated gains	547
5.Earnings per share
Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary.
The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2021	2020	2019
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	4,653	1,305	3,512
Adjustment: Additional Tier 1 securities (*)	(359)	(387)	(419)
Profit adjusted (millions of euros) (A)	4,293	917	3,093
Profit (loss) from continued operations (net of remuneration of Additional Tier 1 capital instruments)	4,014	2,646	3,851
Profit (loss) from discontinued operations (net of non-controlling interest) (B) (See Note 21)	280	(1,729)	(758)
Denominator for basic earnings per share (number of shares outstanding)	—	—	—
Weighted average number of shares outstanding (**)	6,668	6,668	6,668
Average treasury shares	(12)	(13)	(20)
Share buyback program (***)	(255)	—	—
Adjusted number of shares - Basic earnings per share (C)	6,401	6,655	6,648
Adjusted number of shares - diluted earnings per share (D)	6,401	6,655	6,648
Earnings (losses) per share (****)	0.67	0.14	0.47
Basic earnings (losses) per share from continuing operations (Euros per share)A-B/C	0.63	0.40	0.58
Diluted earnings (losses) per share from continuing operations (Euros per share)A-B/D	0.63	0.40	0.58
Basic earnings (losses) per share from discontinued operations (Euros per share)B/C	0.04	(0.26)	(0.11)
Diluted earnings (losses) per share from discontinued operations (Euros per share)B/D	0.04	(0.26)	(0.11)
(*) Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).
(**) Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the year.
(***) Consists of 112 million shares acquired between November 22 and December 31, 2021, by J.P. Morgan AG, as manager of the first tranche of the shares buyback program approved by the Board of Directors in October 2021 (€1,500 million); and the estimated number of shares pending to be acquired under such tranche as of December 31, 2021 (see Note 4)
(****) In 2021, 2020 and 2019 the weighted average number of shares outstanding was 6,668 million. The adjustment of additional Tier 1 securities amounted to €359, €387 and €419 million in 2021, 2020 and 2019, respectively.
As of December 31, 2021, 2020 and 2019, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.
6.Operating segment reporting
Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.
As of December 31, 2021 the structure of the information by operating segments reported by the BBVA Group differs from that presented at the end of the 2020 financial year, mainly as a consequence of the exclusion of the United States as an operating segment, as a result of the sale agreement reached with PNC and the completion of the transaction (see Note 3). Most of the businesses in the United States excluded from this agreement, together with those of the former operating segment “Rest of Eurasia” (which has been eliminated) constitute a new operating segment called “Rest of Business”.
The BBVA Group's operating segments as of December 31, 2021 are summarized below:
–Spain
Includes mainly the banking and insurance business that the Group carries out in Spain, including the results of the new company BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3).
–Mexico
Includes banking and insurance businesses in this country as well as the activity of BBVA Mexico in Houston.
–Turkey
Includes the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America

Primarily includes the Group´s banking and insurance businesses in the region. With respect to the sale of BBVA Paraguay, the closing of the transaction took place in January 2021 (see Note 3).
–Rest of Business
Mainly includes the wholesale activity carried out in Europe (excluding Spain), and the United States through to the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also includes the banking business developed through the five BBVA branches located in Asia.
Lastly, Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies including the stake in the venture capital fund Propel Venture Partners; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets. Additionally, the results obtained by the Group's businesses in the United States until completion of the sale to PNC on June 1, 2021 (see Note 21), are presented in a single line under the heading "Profit (loss) after tax from discontinued operations" in the consolidated income statement and in the income statement of the Corporate Center. Finally, the costs related to the Banco Bilbao Vizcaya Argentaria, S.A. restructuring process in Spain, which process is considered to be a strategic decision, are registered in the lines "Provisions", "Provisions or reversal of provisions", "Impairment or reversal of impairment on non-financial assets" and "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations" (see Notes 24, 46, 49 and 50).
The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2021, 2020 and 2019, is as follows:

Total Group assets by operating segments (Millions of Euros)
	2021	2020 (*)	2019 (*)
Spain	413,477	408,030	367,678
Mexico	118,106	110,236	109,087
Turkey	56,245	59,585	64,416
South America	56,124	55,436	54,996
Rest of Business	40,314	35,172	32,891
Subtotal assets by operating segments	684,266	668,460	629,068
Corporate Center and adjustments	(21,381)	65,336	66,403
Total assets BBVA Group	662,885	733,797	695,471
(*) The figures corresponding to 2020 and 2019 have been restated.
The following table sets forth certain summarized information relating to results of each operating segment and Corporate Center for the years ended December 31, 2021, 2020 and 2019:

Main margins and profit by operating segments (Millions of euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center
2021
Net interest income	14,686	3,502	5,836	2,370	2,859	281	(163)
Gross income	21,066	5,925	7,603	3,422	3,162	741	212
Operating income	11,536	2,895	4,944	2,414	1,661	291	(668)
Operating profit (loss) before tax	7,247	2,122	3,528	1,953	961	314	(1,632)
Profit (loss) after tax from discontinued operations	280	—	—	—	—	—	280
Net attributable profit (loss)	4,653	1,581	2,568	740	491	254	(980)
2020 (*)
Net interest income	14,592	3,566	5,415	2,783	2,701	291	(164)
Gross income	20,166	5,567	7,025	3,573	3,225	839	(63)
Operating income	11,079	2,528	4,680	2,544	1,853	372	(898)
Operating profit (loss) before tax	5,248	823	2,475	1,522	896	280	(748)
Profit (loss) after tax from discontinued operations	(1,729)	—	—	—	—	—	(1,729)
Net attributable profit (loss)	1,305	652	1,761	563	446	222	(2,339)
2019 (*)
Net interest income	15,789	3,585	6,209	2,814	3,196	236	(252)
Gross income	21,522	5,674	8,034	3,590	3,850	728	(353)
Operating income	11,368	2,420	5,383	2,375	2,276	249	(1,336)
Operating profit (loss) before tax	7,046	1,896	3,690	1,341	1,396	222	(1,499)
Profit (loss) after tax from discontinued operations	(758)	—	—	—	—	—	(758)
Net attributable profit (loss)	3,512	1,436	2,698	506	721	184	(2,032)
(*) The figures of the Operating Segments corresponding to 2020 and 2019 have been restated.

7.Risk management
7.1Risk factors
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
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyzes and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (RAF) variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group's business. These risks are included in the following blocks:
–Risk associated with the COVID-19 pandemic
The COVID-19 (coronavirus) pandemic has adversely affected the world economy, and economic activity and conditions in the countries in which the Group operates. Despite the gradual improvement experienced in 2021 driven by the increase in the rate of vaccination, new waves of contagion continue to be a source of concern and the emergence of new strains remains a risk. Among other challenges, these countries are still dealing with high unemployment levels, weak activity, supply disruptions and increasing inflationary pressures, while public debt has increased significantly due to the support and spending measures implemented by the government authorities. Furthermore, there has been an increase in loan losses from both companies and individuals, which has so far been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantee and direct aid measures. Likewise, volatility in the financial markets has affected exchange rates - mainly in emerging economies- and the value of assets and investments, which has adversely affected the Group's results in the past, and could do so again. There are still uncertainties about the final future impact of the COVID-19 pandemic, mainly if there is an increase in infections caused by the new variants of the coronavirus.

Furthermore, the Group has been and may be affected during the following quarters or years by the measures or recommendations adopted by regulatory authorities in the banking sector, such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, the modification of the deferral of monthly installments for certain loans and the granting of guarantees or public guarantees to new credit operations for companies and self-employed persons, the adoption of further similar measures or the termination of those already approved, as well as any changes in financial assets purchase programs by the ECB.
Since the outbreak of the pandemic, the Group has experienced a decline in its activity. For example, the granting of new loans to individuals has generally decreased. In addition, the Group faces various risks, such as an increased risk of volatility in the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, a possible increase in the NPL ratio and risk-weighted assets, as well as a negative impact on the Group's cost of financing and on its access to financing (especially in an environment where credit ratings are affected). Following the generalized lifting of mobility restrictions and the increasing resumption of normal operations, greater emphasis is being placed on the particular circumstances of each customer, in addition to its respective industry or sector.
Furthermore, the pandemic could continue to adversely affect the business and transactions of third parties that provide critical services to the Group and, in particular, the higher demand and/or the lower availability of certain resources could, in some cases, make it more difficult for the Group to maintain the required service levels. In addition, the widespread use of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.
–Macroeconomic and geopolitical risks
In 2021 the global economy has grown significantly, recovering in part from the crisis caused by the pandemic, which caused a sharp fall in global GDP in 2020. The significant upturn in global growth has been due to progress in the vaccination against COVID-19 and important economic stimuli adopted by public authorities.
Activity indicators show, however, that the economic recovery process has lost momentum in recent months. The recent slowdown in economic growth is taking place in an environment marked by a sharp increase in infections caused by new variants of the COVID-19, although the increasing immunization of the world population has helped to generally prevent the adoption of mobility restrictions, which would have had a greater impact on the economy.
The effects of reduced production due to the pandemic and its persistence, coupled with fiscal stimuli and strong demand for goods, once restrictions have been lifted, contribute to maintaining the problems in global supply chains observed since the beginning of 2021 which, in addition to negatively affecting economic activity, generate significant upward pressure on prices.
Against this backdrop, annual inflation in December 2021 stood at 7.0% in the United States and 5.0% in the Eurozone. In both geographical areas, long-term inflation expectations from markets and surveys have been adjusted upwards, although in the case of the Eurozone they remain generally below the European Central Bank’s 2% target.
High inflation rates and their increased persistence have put pressure on central banks to withdraw monetary stimuli earlier than they had originally anticipated. The United States Federal Reserve, in particular, has begun the rollback in its bond-buying program and has suggested that monetary policy interest rates will adjust upwards earlier and faster than expected by financial markets and financial analysts, and also that a downsizing of its balance sheet may soon begin. In the Eurozone, the ECB will complete the pandemic emergency purchase program (PEPP) in March 2022. Although the asset purchase program (APP) is maintained, asset purchases will be moderated over the course of 2022. However, unlike the Federal Reserve, the ECB has continued to maintain that it rules out an increase in benchmark interest rates in 2022.
According to BBVA Research, the global economic recovery process is expected to continue in the coming months, albeit at a slightly slower pace than expected in autumn of 2021, due to the persistence of the pandemic, but also due to a higher-than-estimated impact of supply chain problems and inflationary pressures. All this against a background of reduced fiscal and monetary stimulus. GDP growth would therefore moderate, from an estimated 5.6% in 2021 to about 4.2% in 2022 in the United States, from 5.1% in 2021 to 3.7% in 2022 in the Eurozone and from 8.0% in 2021 to 5.2% in 2022 in China. The likely rise in monetary policy interest rates in the United States, which could reach 1.25% by the end of 2022, as well as a progressive control of the pandemic and a moderation of supply chain problems, would allow inflation to be moderated throughout the year; although inflation is expected to remain high, particularly in the United States. Risks arising from this economic scenario expected by BBVA Research are significant and are biased downwards in the case of activity, and include more persistent inflation, financial turbulence caused by a more aggressive withdrawal of monetary stimuli, the emergence of new variants of the coronavirus that bypass current vaccines, a more intense slowdown in the Chinese economy, as well as social and geopolitical tensions. Likewise, the countries in which the Group operates face various idiosyncratic risks, beyond those related to the global environment.
–Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.
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

–Business, operational and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control.
Regarding legal risks, the financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are usually party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to other government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
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
As of December 31, 2021, the Group had €623 million in provisions for the proceedings it is facing (included in the line "Provisions for litigation and pending tax cases" in the consolidated balance sheet) (see Note 24), of which €533 million correspond to legal contingencies and €90 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On 29th July, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the approval of the Consolidated Financial Statements, no formal accusation against the Bank has been made.
This criminal judicial proceeding is at the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.
7.2Credit risk
Credit risk is the potential loss assumed by the Group as a result of the failure by the Group´s counterparties to meet their contractual obligations.
The general principles governing credit risk management in the BBVA Group are:
–Risks taken should comply with the general risk policy established by the Board of Directors of BBVA.
–Risks taken should be in line with the level of equity and generation of recurring revenue of the BBVA Group prioritizing risk diversification and avoiding relevant concentrations.

–Risks taken should be identified, measured and assessed and there should be management and monitoring procedures, in addition to mitigation and control mechanisms.
–Risks should be managed in a prudent and integrated manner during their life cycle and their treatment should be based on the type of risk. In addition, portfolios should be actively managed on the basis of a common metric (economic capital).
–The main criterion when granting credit risks is the capability of the borrower or obligor to fulfill on a timely basis all financial obligations with its business income or source of income without depending upon guarantors, bondsmen or pledged assets.
–Improve the financial health of our clients, help them in their decision making and in the daily management of their finances based on personalized advice.
–Help our clients in the transition towards a sustainable future, with a focus on climate change and inclusive and sustainable social development.
Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.
–At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the channels, procedures, structure and supervision.
–At the business area level: they are responsible for adapting the Group's criteria to the local realities of each geographical area and for direct management of risk according to the decision-making channel:
a.Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area, with regard to risks. The changes in weighting and variables of these tools must be validated by the GRM area.
b.Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group's corporate policies.
The risk function has a decision-making process supported by a structure of committees with a solid governance scheme, which describes their purposes and functioning for a proper performance of their tasks.
This governance scheme has been key in the management of the COVID-19 crisis in all the geographical areas where the Group operates, in which it has been possible to support the maintenance of the flow of funds required for the operation of the economies while analyzing and monitoring the credit quality of exposures.

COVID-19 support measures

Since the beginning of the pandemic, the Group offered COVID-19 support measures to its customers (individuals, SMEs and wholesale) in all the geographic areas where it operates, consisting of both deferrals on existing loans and new public-guaranteed lending. These measures were extended to individual customers and, in the case of legal entities, to different sectors, with Leisure and Real Estate being the sectors that have used them most. Deferral support schemes have expired in all geographical areas

Deferrals were both legislative (based on national laws) and non-legislative (based on sectorial or individual schemes) and were aimed at mitigating the effects of COVID-19 and deferring the payment of principal and/or interest, while maintaining the original contracts. The detail of legislative deferrals by geographical area is as follows:
Spain:
–Mainly covered by Royal Decree Laws (hereinafter "RDL") 8/2020 and 11/2020, as well as by the sector agreement promoted by the Spanish Banking Association (hereinafter "AEB") to which BBVA adhered.

–Legislative deferrals consisted of a three-month deferral of principal and interest payments and were aimed, by type of client, at individuals, sole proprietors or the self-employed and, by type of product, at mortgages, personal loans or consumer loans.

–In addition, once the legal deferral expired, customers could adhere to the sector agreement for the remaining term up to the limit established in that agreement.

–Deferrals granted under the AEB sectorial agreement had a duration of up to 12 months of principal deferral in the case of mortgage loans and up to 6 months in personal loans.

–Under RDL 26/2020, the possibility of deferring the principal and/or interests was offered for companies in the transport sector for up to 6 months and for companies in the tourism sector for up to 12 months.
Mexico:
–The National Banking and Securities Commission (hereinafter, "CNBV") published the official records P285/2020 dated March 26, 2020 and P293/2020 dated April 15, 2020, allowing the granting of deferrals on principal and interest for a term of 4 months, extendable for 2 months more. The main beneficiaries of these measures were individuals and companies, impacting mortgage loans, personal loans and consumer loans, including credit cards.

Turkey:
–The Banking Regulation and Supervisory Agency (hereinafter, "BRSA") instructed banks to support customers through deferrals, consisting of deferring payments for a period of 3 months, with a potential extension of up to 6 months. These support measures were granted to individual customers.
Colombia:
–The binding legislation for deferrals is provided by the Financial Superintendence of Colombia, specifically by its Circulars 07/2020 and 14/2020, as well as Resolution No. 385. The deferrals offered consisted of the deferral of principal and interest payments for up to 6 months.
Peru:
–Several measures were approved by the Superintendence of Banking and Insurance (SBS) of Peru, allowing the deferral of principal and interest payments, initially for up to 6 months and later extended for up to 12 months, mainly for individuals, self-employed and small companies.
Argentina:
–Based on state legislation such as Royal Decree 544/2020 or Decree 319/2020, as well as on various regulations from the Central Bank. Deferral for up to 3 months of principal and interest.

With regard to new financing with public guarantees, the Group's involvement in the following is noteworthy:
Spain:
–The Official Credit Institute (hereinafter, ICO) published several aid programs aimed at the self-employed, small and medium-sized enterprises (hereinafter "SMEs") and companies, through which a guarantee of between 60% and 80% (in SMEs always 80%) was granted for a term of up to 5 years for new financing granted (RDL Mar/2020).
–The amount and duration of the guarantee depended on the size of the company and the type of aid to which it applied, and could be extended for up to a maximum term of 3 additional years and the grace period could be extended for up to 12 additional months with respect to the terms and grace periods initially agreed (RDL Nov/2020).
–Likewise, facilities were provided in term extensions (up to a maximum term of 10 years), conversion of financing operations into Participative Loans as well as debt forgiveness in part of the financing (RDL 5/2021 and Code of Good Practices).
–The ICO has also subsidized for individuals the amount of the rent for up to 6 months in loans of up to 6 years.
–Almost all of the ICO loans with the expired grace period have resumed payment on a regular basis or canceled their debt.
–ICO loan extensions represented around 25% of all ICO financing.
Turkey:
–Public support programs have been registered guaranteeing up to 80% of loans to companies for a term of 1 year.
Colombia:
–Different public support programs (FNG, Bancoldex, Finagro, Findeter) provide for guarantees covering between 50-90%.
Peru:
–There were public support programs such as Reactiva, Crecer or FAE aimed at companies and micro-enterprises with guaranteed amounts ranging from 60% to 98%, depending on the program and the type of company.
–For loans granted under the Reactiva program, it was possible to extend both the maturity date and the grace period of the loans.
Argentina:
–Guarantees of up to 100% for micro-SMEs or self-employed and up to 25% for other companies in loans of up to 1 year

The outstanding balance of existing loans for which a payment deferral was granted (split by those existing at year-end and those that were completed by year-end) under EBA standards and for which financing was granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of December 31, 2021 and 2020 are as follows:

Amount of payment deferral and financing with public guarantees of the Group (Millions of Euros)
	Payment deferral				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total payment deferral and guarantees	(%) credit investment
December 2021	189	21,743	21,931	2,188,720	16,093	264,809	38,025	10.9%
December 2020 (*)	6,536	21,868	28,405	2,779,964	16,053	249,458	44,458	12.9%
(*) Figures as of December 2020 do not include the companies sold in the United States in 2021.
The outstanding balance of existing loans for which a payment deferral was granted (split by those existing at year-end and those that were completed by year-end) under EBA standards and for which financing was granted with public guarantees given at a Group level, broken down by segment, as of December 31, 2021 and 2020 are as follows:

Amount of payment deferral and financing with public guarantees by concept (Millions of Euros)
	Payment deferral						Financing with public guarantees
	Existing		Completed		Total
	2021	2020 (*)	2021	2020 (*)	2021	2020 (*)	2021	2020 (*)
Group	189	6,536	21,743	21,868	21,931	28,405	16,093	16,053
Households	107	4,503	14,904	14,550	15,011	19,052	1,376	1,235
Of which: Mortgages	97	3,587	10,195	7,471	10,291	11,059	6	1
SMEs	44	1,023	3,950	4,743	3,994	5,766	10,911	10,573
Non-financial corporations	37	961	2,766	2,397	2,803	3,358	3,788	4,232
Other	—	50	122	179	122	229	18	13
(*) Figures as of December 2020 do not include the companies sold in the United States in 2021.

Amount of payment deferral by stages (Millions of Euros)
	Stage 1		Stage 2		Stage 3		Total
	2021	2020 (*)	2021	2020 (*)	2021	2020 (*)	2021	2020 (*)
Group	13,236	18,602	6,252	7,736	2,444	2,066	21,931	28,405
Households	9,167	12,336	3,707	4,997	2,137	1,719	15,011	19,052
Of which: Mortgages	6,360	7,347	2,444	2,844	1,487	867	10,291	11,059
SMEs	2,609	4,147	1,131	1,327	254	292	3,994	5,766
Non-financial corporations	1,364	1,903	1,387	1,399	53	56	2,803	3,358
Other	95	216	27	13	—	—	122	229
(*) Figures as of December 2020 do not include the companies sold in the United States in 2021.
Deferrals involved the temporary suspension, in whole or in part, of contractual obligations and their deferral for a specific period of time. Considering that the payment deferrals granted in connection with COVID -19 provide temporary relief to the debtors and that the economic value of the affected loans was not significantly impacted, no contractual modifications were considered and, therefore, the modified loans are accounted for as a continuation of the original loans.
During 2020, the loss of temporary value of the deferrals that did not trigger the right to collect interest was included under the heading "Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” of the consolidated income statement, amounting to €304 million, of which €300 million had been already recognized as higher interest margin at such date. During 2021, the amount recognized was not significant.
Regarding the classification of exposures according to their credit risk, the Group has continued to apply IFRS 9 when granting the payment deferrals and has reinforced the procedures for monitoring credit risk both throughout the life of the transactions and at their maturity. This means that the payment deferrals granting does not imply in itself an automatic trigger for a significant increase in risk and that the transactions subject to the payment deferrals are initially classified in the stage in which they had previously been classified, unless, based on their risk profile, they should be classified in a worse stage. On the other hand, as evidence of payment has ceased to exist or has been reduced, the Group has introduced additional indicators or segmentations to identify the significant increase in risk or impairment that may have occurred in some transactions or a set of them and, where appropriate, they have been classified in Stage 2 or Stage 3.
Furthermore, the indications provided by the European Banking Authority (EBA) have been taken into account to not consider as "forbearance" the payment deferrals that meet a series of requirements. All this without prejudice to maintaining its consideration as a forbearance if it was previously qualified as such or classifying the exposure in the corresponding stage previously stated.

On the other hand, the treatment planned for the payment deferrals that expire and may require additional support will be in accordance with the updated evaluation of the customer's credit quality and the characteristics of the solution granted. If applicable, they will be treated as Refinancing or Restructuring as described in Note 7.2.7 of the Financial Statements.
Regarding public support for lending, it does not affect the evaluation of the significant increase in risk since risk is valued based on the credit quality of the relevant instrument. However, in estimating the expected loss, the existence of the guarantor implies a possible reduction in the level of provisions necessary since, for the hedged part, the loss that would be incurred in the foreclosure of the guarantee is taken into account.
The public guarantees granted in the different geographies in which the Group operates have been considered as an integral part of the terms and conditions of the loans granted under the consideration that the guarantees are granted at the same time that the financing is granted to the client and in a way inseparable from it.
The quantitative information on refinancing and restructuring operations is presented in Appendix VIII: "Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012".
7.2.1Measurement of Expected Credit Loss
IFRS 9 requires determining the Expected Credit Loss (hereinafter "ECL") of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, including the time value of money and a forward-looking perspective (including the economic forecast), all this based on the information that is available at a certain point in time and that is reasonable and bearable with respect to future economic conditions.
Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into the ECL model.
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
As an example of the variables that can be taken into consideration to determine the final models, the following stand out:
–PD - Retail: Contractual residual maturity, credit risk scoring, type of product, days past due, forbearance, time on books, time to maturity, nationality of the debtor, sale channel, original term, indicator of credit card activity, percentage of initial drawn balance in credit cards.
–PD - Wholesale: Credit Risk Rating, type of product, watch-list level, forbearance (client), time to maturity, industry sector, updated balance (y/n), written off, grace period.
–LGD – retail: credit Risk Scoring, segment, type of product, secured / unsecured, type of collateral, sales channel, nationality, business area, debtor’s commercial segment, forbearance (account) EAD (this risk driver could be correlated with the time on books or the LTV so, before including it, an assessment should be done in order to avoid a double counting effect), time on default of the account (for defaulted exposures), geographical location.
–LGD - wholesale: credit Risk Rating, geographical location, segment, type of product, secured / Unsecured, type of collateral, business area, forbearance (client), debtor’s commercial segment time on default of the deal (for defaulted exposures).
–CCF: wholesale/retail, percentage of initial drawn balance, debtor’s commercial segment, days past due, forbearance, credit limit activity, time on books.
In the BBVA Group, the expected losses calculated are based on the internal models developed for all the Group's portfolios, unless clients are subject to individualized estimates.

Low Default Portfolios, which include portfolios with high credit quality such as exposures to other credit institutions, sovereign debt or corporates and small client's portfolios with high exposures such as specialized lending or fixed income, are characterized by a low number of defaults, so the Group's historical bases do not contain sufficiently representative information to build impairment models based on them. However, there are external sources of information that, based on broader observations, are capable of providing the necessary inputs to develop models of expected losses. Therefore, based on the rating assigned to these exposures and taking into account the inputs obtained from these sources, the calculations of expected losses are developed internally, including their projection based on the macroeconomic perspectives.
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
Within this credit risk management framework, the Group has procedures that seek to guarantee the review, at least annually, of all its wholesale counterparties through the so-called financial programs, which include the current and proposed positioning of the Group with the customer in terms of credit risk. This review is based on a detailed analysis of the client's up-to-date financial situation, which is complemented by other information available in relation to individual perspectives on business performance, industry trends, macroeconomic prospects or other public data. As a result of this analysis, the preliminary rating of the client is obtained, which, after undergoing the internal procedure, can be revised down if deemed appropriate (for example, general economic environment or evolution of the sector). These factors in addition to the information that the client can provide are used to review the ratings even before the scheduled financial plan reviews are conducted if circumstances so warrant.
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
Finally, the Group has Workout Committees, both local and corporate, which analyze not only the situation and evolution of significant clients in Watch List and impaired situations, but also those significant clients in which, although not on Watch List, may present some stage 2 rated exposure for a quantitative reason (PD comparison from origination). This analysis is carried out in order to decide if, derived from this situation, all the client's exposures should be considered in the Watch List category, which would imply the migration of all the client's operations to stage 2 regardless of the date on which they originated.
With this, the Group supports an individualized review of the credit quality of its wholesale counterparties, identifying the situations in which a change in the risk profile of these clients may have occurred and proceeding, where appropriate, to estimate individualized credit losses. Along with this review, the Group individually estimates the expected losses of those clients whose total exposure exceeds certain thresholds, including those that part of their operations may be classified in stage 1 and part in stage 2. In setting thresholds, each geography determines the minimum amount of a client's exposure whose expected losses must be estimated individually taking into account the following:
–For clients with exposures in stage 3. The analysis of clients with total risk above this threshold implies analyzing at least 40% of the total risk of the wholesale portfolio in stage 3. Although the calibration of the threshold is done on the wholesale portfolio, clients of other portfolios must be analyzed if they exceed the threshold, staying in Stage 3.
–For all other situations. The analysis of clients with total risk above this threshold implies analyzing at least 20% of the total risk of the Watch List wholesale portfolio. Although the threshold calibration is carried out on the exposure classified as Watch List, wholesale clients or clients belonging to other portfolios that have exposures classified in stage 2 and whose total exposure exceeds the mentioned threshold must be analyzed individually, considering both the exposures classified in stage 1 as in stage 2.
Regarding the methodology for the individual estimation of expected losses, it should be mentioned, firstly, that these are measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted at the financial asset’s effective interest rate.
The estimated recoverable amount should correspond to the amount calculated under the following method:
–The present value of estimated future cash flows discounted at the financial asset’s original effective interest rate; and
–The estimation of the recoverable amount of a collateralized exposure reflects the cash flows that may result from the settlement of the collateral, as well as prospective information the analyst may implicitly include in the analysis.

The estimated future cash flows depend on the type of approach applied, which can be:
–Going concern scenario: when the entity has updated and reliable information about the solvency and ability of payment of the holders or guarantors. The operating cash flows of the debtor, or the guarantor, continue and can be used to repay the financial debt to all creditors. In addition, collateral may be exercised to the extent it does not influence operating cash flows. The following aspects should be taken into account:
a.Future operating cash flows should be based on the financial statements of the debtor.
b.When the projections made on these financial statements assume a growth rate, a constant or decreasing growth rate must be used over a maximum growth period of 3 to 5 years, and subsequently constant cash flows.
c.The growth rate should be based on the analysis of the evolution of the debtor's financial statements or on applicable business restructuring plan, taking into account the resulting changes in the structure of the company (for example, due to divestments or the interruption of unprofitable lines of business).
d.(Re)-investments that are needed to preserve cash flows should be considered, as well as any foreseeable future cash-flow changes (e.g. if a patent or a long-term loan expires).
e.When the recoverability of the exposure relies on the realization of the disposal of some assets by the debtor, the selling price should reflect the estimated future cash flows that may result from the sale of the assets less the estimated costs associated with the disposal.
–Gone concern scenario: when the entity does not have updated and reliable information, it should consider that the estimation of loan receivable flows is highly uncertain. Estimation should be carried out through the estimation of recoverable amounts from the effective real guarantees received. It will not be admissible as effective guarantees, those whose effectiveness depends substantially on the creditworthiness of the debtor or economic group in which it takes part. Under a gone concern scenario, the collateral is exercised and the operating cash flows of the debtor cease. This could be the case if:
a.The exposure has been past due for a long period. There is a rebuttable presumption that the allowance should be estimated under a gone concern criterion when arrears are greater than 18 months.
b.Future operating cash flows of the debtor are estimated to be low or negative.
c.Exposure is significantly collateralized, and this collateral is central to cash-flow generation.
d.There is a significant degree of uncertainty surrounding the estimation of the future cash flows. This would be the case if the earnings before interest, taxes, depreciation and amortization (EBITDA) of the two previous years had been negative, or if the business plans of the previous years had been flawed (due to material discrepancies in the backtesting).
e.Insufficient information is available to perform a going concern analysis.
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
This set of information is the basis for determining the rating and scoring (see Note 7.2.4 for more information on rating and scoring systems) corresponding to each of the exposures and which are assigned a probability of default (PD) that, as already mentioned, is subject to an annual review process that assesses its representativeness (backtesting) and is updated with new observations. Furthermore, the projection of these PDs over time has been modeled based on macroeconomic expectations, which allows obtaining the probabilities of default throughout the life of the operations.
Based on this common methodology, and in accordance with the provisions of IFRS 9 and the EBA guidelines on credit risk management practices, each geography has established absolute and relative thresholds for identifying whether the expected changes in the probabilities of default have increased significantly compared to the initial moment, adapted to the particularities of each one of them in terms of origination levels, product characteristics, distribution by sectors or portfolios, and macroeconomic situation. To establish the aforementioned thresholds, a series of general principles are considered, such as:
–Uniformity: Based on the rating and scoring systems that, in a homogeneous manner, are implemented in the Group's units.
–Stability: The thresholds must be established to identify the significant increase in risk produced in exposures since their initial recognition and not only to identify those situations in which it is already foreseeable that they will reach the level of impairment. For this reason, it is to be expected that of the total exposures there will always be a representative group for which said increased risk is identified.

–Anticipation: The thresholds must consider the identification of the increased risk in advance with respect to the recognition of the exposures as impaired or even before a real default occurs. The calibration of the thresholds should minimize the cases in which the instruments are classified in stage 3 without having previously been recognized as stage 2.
–Indicators or metrics: It is expected that the classification of the exposures in stage 2 will have sufficient permanence to be able to develop an anticipatory management plan with respect to them before, where applicable, they end up migrating to stage 3.
–Symmetry: IFRS 9 provides for a symmetric treatment both to identify the significant increase in risk and to identify that it has disappeared, so the thresholds also work to improve the credit classification of exposures. In this sense, it is expected that the cases in which the exhibitions that improve from stage 3 are directly classified into stage 1 will be minimal.
–The identification of the significant increase in risk from the comparison of the probabilities of default should be the main reason why exposures in stage 2 are recognized.
Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:
(current PD) / (Origination PD) - 1*100 >Relative Threshold (%) and
Current PD – Origination PD > Absolute threshold (bps)
These absolute and relative thresholds are consistently established for each geography and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geography are included within the annual review process and, generally speaking, are in the range of 150% to 250% for the relative threshold and from 10 to 150 basis points for the absolute threshold.
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
Risk Parameters Adjusted by Macroeconomic Scenarios
Expected Credit Loss (ECL) must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, also including forward-looking macroeconomic information. BBVA uses the typical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.
BBVA methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:
–Step 1: Analysis and transformation of time series data.
–Step 2: For each dependent variable find conditional forecasting models that are economically consistent.
–Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their forecasting capacity.
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
Based on economic theory and analysis, the main indicators most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD and EAD) are:
–The net income of families, corporates or public administrations.
–The outstanding payment amounts on the principal and interest on the financial instruments.
–The value of the collateral assets pledged to the loan.
BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the BBVA Research department.
Only a single specific indicator for each of the three categories can be used and only one of the following core macroeconomic indicators should be chosen as first option:
–The real GDP growth for the purpose of conditional forecasting can be seen as the only “factor” required for capturing the influence of all potentially relevant macro-financial scenarios on internal PDs and LGD.

–The most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate) or exchange rates expressed in real terms.
–A comprehensive and representative index of the price of real estate properties expressed in real terms in the case of mortgage loans and a representative and real term index of the price of the relevant commodity for corporate loan portfolios concentrated in exporters or producers of such commodity.
Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.
Multiple scenario approach
IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.
The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.
Additionally, the BBVA Research teams produce alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.
Alternative macroeconomic scenarios
–For each of the macro-financial variables, BBVA Research produces three scenarios.
–BBVA Research tracks, analyzes and forecasts the economic environment to provide a consistent forward looking assessment about the most likely scenario and risks that impact BBVA’s footprint. To build economic scenarios, BBVA Research combines official data, econometric techniques and expert judgment.
–Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.
–The non-linearity overlay is defined as the ratio between the probability-weighted ECL under the alternative scenarios and the baseline scenario, where the scenario’s probability depends on the distance of the alternative scenarios from the base one.
–BBVA Group establishes equally weighted scenarios, being the probability 34% for the baseline scenario, 33% for the unfavorable alternative scenario and 33% for the favorable alternative scenario.
The approach in the BBVA Group consists on using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting, etc.) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios. This effect is calculated taking into account the average weight of the expected loss determined for each scenario.
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
Macroeconomic scenarios
The COVID-19 pandemic generated uncertainty over macroeconomic outlooks, having a direct impact on the credit risk of entities, particularly, on the expected credit losses under IFRS 9. The situation remains unclear, including the remaining duration of the pandemic. At the outset of the pandemic, the expectation was that this situation would provoke a severe recession followed by an economic recovery, but which would not achieve the pre-crisis GDP levels in the short-term, supported by the measures issued by governments and monetary authorities.
This situation prompted the accounting authorities and the banking supervisors to adopt measures in order to mitigate the impacts that the crisis would have on the calculation of expected credit losses under IFRS 9 as well as on solvency, urging:
–the entities to evaluate all the available information, weighing more the long-term forecasts against the short-term economic factors
–the governments to adopt measures to avoid the effects of impairment,
–the entities to develop managerial measures as the design of specific products adapted to the situation which could occur during this crisis.
Almost all accounting and prudential authorities issued recommendations or measures within the COVID-19 crisis framework regarding the estimation of the expected losses under IFRS 9 in a coordinated manner.

The common denominator of all of these recommendations was that, given the difficulty of establishing reliable macroeconomic forecasts, the transitory nature of the economic shock and the need to incorporate the effect of the mitigating measures issued by the governments, a review of the automatic application of the models in order to increase the weight of the long-term macroeconomic forecasts in the calculation of the expected losses was needed. As a result thereof, the expected outcome over the lifetime of the transactions had more weight than the short-term macroeconomic impact.
In this respect, the BBVA Group took into account those recommendations in the calculation of the expected credit losses under IFRS 9, considering that the economic situation caused by the COVID-19 pandemic is transitory and is expected to be followed by a recovery, even if there is uncertainty over the level and the time period of such recovery. As a consequence, different scenarios have been taken into consideration in the calculation of expected losses, resulting in the model management believes suits best the current economic situation and the combined recommendations issued by the authorities.
In 2021, once the most critical phase of the pandemic has been overcome, the forward looking information incorporated in the calculation of expected losses is in line with the macroeconomic perspectives published by BBVA Research as was usual until the beginning of the pandemic. However, certain management adjustments are maintained as described in the section "Additional adjustments to expected loss measurement" to cover exposures that are estimated even with a greater degree of uncertainty.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following estimates for the next five years of the Gross Domestic Product (GDP) growth, of the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, are determined by BBVA Research and have been used at the time of the calculation of the ECL as of December 31, 2021:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2021	5.52%	14.42%	0.33%	6.39%	4.18%	2.35%	11.63%	11.90%
2022	6.14%	12.50%	4.70%	4.07%	3.89%	5.38%	5.60%	11.35%
2023	5.13%	10.05%	3.06%	2.81%	3.75%	3.85%	5.80%	11.93%
2024	2.61%	8.48%	1.87%	2.17%	3.69%	3.07%	3.62%	12.66%
2025	2.22%	7.49%	1.56%	1.88%	3.64%	4.08%	3.66%	12.94%
2026	2.19%	6.71%	1.19%	1.83%	3.59%	3.95%	3.66%	13.05%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2021	13.60%	11.33%	9.91%	15.12%	9.89%	15.36%
2022	4.91%	7.50%	6.69%	11.34%	5.33%	13.60%
2023	3.78%	6.82%	3.02%	9.48%	3.38%	13.22%
2024	2.76%	6.55%	2.09%	7.99%	3.30%	12.31%
2025	2.34%	6.52%	2.16%	6.89%	3.44%	11.58%
2026	2.28%	6.47%	2.12%	6.88%	3.51%	11.32%

Base scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2021	5.23%	14.93%	(0.20) %	5.98%	4.22%	2.46%	9.46%	12.43%
2022	5.49%	13.98%	2.91%	3.19%	4.05%	5.30%	1.98%	12.80%
2023	4.89%	11.68%	2.04%	2.54%	3.92%	3.68%	5.04%	12.93%
2024	2.59%	10.08%	1.50%	2.09%	3.83%	3.07%	3.49%	13.03%
2025	2.22%	9.05%	1.10%	1.87%	3.77%	4.08%	3.54%	13.13%
2026	2.19%	8.15%	0.74%	1.82%	3.71%	3.93%	3.53%	13.23%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2021	12.22%	11.38%	7.49%	15.50%	9.17%	15.44%
2022	2.32%	7.70%	2.30%	12.35%	4.02%	13.86%
2023	3.05%	7.06%	2.04%	10.40%	3.13%	13.51%
2024	2.76%	6.76%	1.98%	8.60%	3.29%	12.60%
2025	2.34%	6.70%	2.03%	7.38%	3.44%	11.87%
2026	2.28%	6.64%	1.99%	7.38%	3.51%	11.53%

Negative scenario of GDP, unemployment rate and HPI for the main geographies

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2021	4.95%	15.41%	(0.82) %	5.58%	4.27%	2.54%	7.29%	12.94%
2022	4.88%	15.41%	1.31%	2.33%	4.23%	5.13%	(1.87) %	14.26%
2023	4.68%	13.25%	1.09%	2.26%	4.10%	3.48%	4.09%	13.99%
2024	2.54%	11.65%	0.99%	2.03%	3.99%	2.92%	3.40%	13.41%
2025	2.18%	10.62%	0.35%	1.82%	3.90%	4.05%	3.47%	13.31%
2026	2.15%	9.61%	(0.01) %	1.78%	3.84%	3.93%	3.46%	13.40%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2021	10.84%	11.43%	5.14%	15.86%	8.43%	15.52%
2022	(0.28) %	7.90%	(2.34) %	13.33%	2.72%	14.12%
2023	2.31%	7.30%	0.85%	11.29%	2.83%	13.79%
2024	2.76%	6.98%	1.86%	9.19%	3.29%	12.87%
2025	2.34%	6.91%	1.88%	7.83%	3.43%	12.13%
2026	2.28%	6.85%	1.83%	7.85%	3.51%	11.71%
The estimate for the next five years of the following rates, used in the measurement of the expected loss as of December 31, 2020, consistent with the latest estimates made public at that date, was:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.20)%	16.44%	(1.44)%	(8.85)%	4.57%	1.71%	2.07%	13.45%
2021	6.63%	16.03%	(3.28)%	4.58%	5.40%	(1.23)%	9.08%	12.60%
2022	6.27%	12.72%	4.56%	3.80%	5.17%	0.32%	5.30%	11.58%
2023	2.95%	10.82%	5.79%	1.62%	5.04%	0.31%	4.13%	11.58%
2024	2.07%	9.58%	3.66%	1.47%	4.91%	1.01%	4.11%	11.19%
2025	2.01%	8.55%	3.57%	1.47%	4.76%	1.72%	4.10%	10.85%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(11.74) %	12.75%	(10.64) %	13.60%	(6.80) %	18.14%
2021	12.56%	10.29%	9.95%	14.39%	6.80%	16.14%
2022	5.25%	10.00%	3.52%	11.88%	3.70%	14.53%
2023	3.68%	8.73%	2.08%	8.99%	3.15%	14.28%
2024	3.58%	7.23%	2.11%	7.69%	3.27%	12.49%
2025	3.35%	6.88%	2.14%	6.78%	3.60%	12.28%

Base scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.48)%	16.95%	(1.98)%	(9.25)%	4.62%	1.81%	(0.01)%	13.98%
2021	5.99%	17.51%	(5.08)%	3.71%	5.57%	(1.32)%	5.52%	14.05%
2022	6.04%	14.35%	3.48%	3.53%	5.35%	0.15%	4.53%	12.58%
2023	2.93%	12.41%	5.44%	1.55%	5.19%	0.31%	4.01%	11.95%
2024	2.07%	11.14%	3.20%	1.45%	5.03%	1.02%	3.99%	11.38%
2025	2.01%	9.99%	3.12%	1.46%	4.88%	1.71%	3.98%	11.03%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(13.04) %	12.80%	(13.00) %	13.98%	(7.51) %	18.23%
2021	10.05%	10.48%	5.54%	15.40%	5.48%	16.40%
2022	4.52%	10.23%	2.54%	12.80%	3.46%	14.83%
2023	3.69%	8.93%	1.98%	9.60%	3.15%	14.57%
2024	3.58%	7.41%	1.98%	8.18%	3.27%	12.78%
2025	3.35%	7.06%	2.01%	7.28%	3.60%	12.55%

Negative scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.76) %	17.44%	(2.60) %	(9.64) %	4.67%	1.89%	(2.10) %	14.49%
2021	5.37%	18.94%	(6.69) %	2.84%	5.75%	(1.48) %	1.75%	15.51%
2022	5.82%	15.92%	2.49%	3.25%	5.53%	(0.06) %	3.56%	13.64%
2023	2.88%	13.99%	4.94%	1.48%	5.34%	0.17%	3.92%	12.33%
2024	2.03%	12.70%	2.45%	1.41%	5.17%	0.99%	3.91%	11.56%
2025	1.97%	11.45%	2.36%	1.41%	5.02%	1.70%	3.91%	11.20%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(14.33) %	12.85%	(15.28) %	14.34%	(8.25) %	18.31%
2021	7.53%	10.69%	0.89%	16.38%	4.16%	16.66%
2022	3.78%	10.48%	1.33%	13.69%	3.16%	15.10%
2023	3.69%	9.15%	1.86%	10.19%	3.15%	14.84%
2024	3.57%	7.62%	1.83%	8.63%	3.27%	13.04%
2025	3.35%	7.27%	1.86%	7.75%	3.60%	12.80%

Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and the House Price Index have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact of the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.
Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued: or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario.

Expected loss variation as of December 31, 2021

	BBVA Group					Spain			Mexico				Turkey
GDP	Total Portfolio	Retail	Mortgages	Wholesaler	Fixed income	Total Portfolio	Mortgages	Companies	Total Portfolio	Mortgages	Cards	Total Portfolio	Wholesale	Retail
-100pb	3.44%	3.18%	3.43%	4.87%	1.87%	3.33%	4.03%	4.16%	3.73%	2.06%	6.57%	2.39%	2.03%	2.67%
+100pb	(3.20)%	(2.96)%	(2.92)%	(4.54)%	(1.82)%	(3.06)%	(3.35)%	(3.97)%	(3.56)%	(1.96)%	(6.07)%	(2.29)%	(2.08)%	(2.47)%
Housing price
-100pb							5.17%	0.78%		2.90%
+100pb							(5.11)%	(0.77)%		(2.73)%

Expected loss variation as of December 31, 2020

	BBVA Group					Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Mortgages	Wholesaler	Fixed income	Total Portfolio	Mortgages	Companies	Total Portfolio	Mortgages	Cards	Total Portfolio	Wholesale	Retail
-100pb	3.55%	3.47%	3.72%	3.91%	1.58%	3.72%	4.39%	3.96%	3.91%	2.20%	6.30%	1.56%	1.58%	1.62%
+100pb	(3.25)%	(3.14)%	(3.03)%	(3.69)%	(1.97)%	(3.32)%	(3.57)%	(3.53)%	(3.64)%	(2.07)%	(5.78)%	(1.47)%	(1.55)%	(1.47)%
Housing price
-100pb							5.41%	0.79%		3.13%
+100pb							(5.35)%	(0.77)%		(4.47)%
Additional adjustments to expected loss measurement
In addition to what is described on individualized and collective estimates of expected losses and macroeconomic estimates, the Group may supplement the expected losses if it deems it necessary to account for the effects that may not be included, either by considering risk drivers or by the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be temporary, until the reasons that motivated them disappear or materialize.
For this reason, the expected losses have been supplemented with additional amounts that have been considered necessary to collect the particular characteristics of borrowers, sectors or portfolios and that may not be identified in the general process. In order to incorporate those effects that are not included in the impairment models, management adjustments to the expected losses exist, which amounted to €311 million as of December 31, 2021 (€226 million in Spain, €18 million in Peru and €68 million in Mexico). As of December 31, 2020 there were €223 million in Spain. The variation in 2021 in Spain and Peru is driven by an additional provision given the possibility of new extensions in the financing granted or agreements aimed at ensuring business viability as well as a charge in Mexico for the anticipation of the potential credit deterioration following the expiration of payment deferrals.
7.2.2Credit risk exposure
In accordance with IFRS 7 “Financial instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of December 31, 2021, 2020 and 2019 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2021	Stage 1	Stage 2	Stage 3
Financial assets held for trading		92,560
Equity instruments	10	15,963
Debt securities	10	25,790
Loans and advances	10	50,807
Non-trading financial assets mandatorily at fair value through profit or loss		6,086
Equity instruments	11	5,303
Debt securities	11	128
Loans and advances	11	655
Financial assets designated at fair value through profit or loss	12	1,092
Derivatives (trading and hedging)		43,687
Financial assets at fair value through other comprehensive income		60,495
Equity instruments	13	1,320
Debt securities		59,148	58,587	561	—
Loans and advances to credit institutions	13	27	27	—	—
Financial assets at amortized cost		383,870	334,772	34,418	14,680
Debt securities		34,833	34,605	205	22
Loans and advances to central banks		5,687	5,687	—	—
Loans and advances to credit institutions		13,295	13,285	10	—
Loans and advances to customers		330,055	281,195	34,203	14,657
Total financial assets risk		587,789
Total loan commitments and financial guarantees		165,941	152,914	12,070	957
Loan commitments given	33	119,618	112,494	6,953	171
Financial guarantees given	33	11,720	10,146	1,329	245
Other commitments given	33	34,604	30,274	3,789	541
Total maximum credit exposure		753,730

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		65,696
Equity instruments	10	11,458
Debt securities	10	23,970
Loans and advances	10	30,268
Non-trading financial assets mandatorily at fair value through profit or loss		5,198
Equity instruments	11	4,133
Debt securities	11	356
Loans and advances	11	709
Financial assets designated at fair value through profit or loss	12	1,117
Derivatives (trading and hedging)		46,302
Financial assets at fair value through other comprehensive income		69,537
Equity instruments	13	1,100
Debt securities		68,404	67,995	410	—
Loans and advances to credit institutions	13	33	33	—	—
Financial assets at amortized cost		379,857	334,552	30,607	14,698
Debt securities		35,785	35,759	6	20
Loans and advances to central banks		6,229	6,229	—	—
Loans and advances to credit institutions		14,591	14,565	20	6
Loans and advances to customers		323,252	277,998	30,581	14,672
Total financial assets risk		567,705
Total loan commitments and financial guarantees		179,440	165,726	12,682	1,032
Loan commitments given	33	132,584	124,104	8,214	265
Financial guarantees given	33	10,665	9,208	1,168	290
Other commitments given	33	36,190	32,414	3,300	477
Total maximum credit exposure		747,145

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2019	Stage 1	Stage 2	Stage 3
Financial assets held for trading		67,238
Equity instruments	10	8,892
Debt securities	10	26,309
Loans and advances	10	32,037
Non-trading financial assets mandatorily at fair value through profit or loss		5,557
Equity instruments	11	4,327
Debt securities	11	110
Loans and advances	11	1,120
Financial assets designated at fair value through profit or loss	12	1,214
Derivatives (trading and hedging)		39,462
Financial assets at fair value through other comprehensive income		61,293
Equity instruments	13	2,420
Debt securities		58,841	58,590	250	—
Loans and advances to credit institutions	13	33	33	—	—
Financial assets at amortized cost		451,640	402,024	33,624	15,993
Debt securities		38,930	38,790	106	33
Loans and advances to central banks		4,285	4,285	—	—
Loans and advances to credit institutions		13,664	13,500	158	6
Loans and advances to customers		394,763	345,449	33,360	15,954
Total financial assets risk		626,404
Total loan commitments and financial guarantees		181,116	169,663	10,452	1,001
Loan commitments given	33	130,923	123,707	6,945	270
Financial guarantees given	33	10,984	9,804	955	224
Other commitments given	33	39,209	36,151	2,552	506
Total maximum credit exposure		807,520

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:
–In the case of financial instruments recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including loss allowances) with the only exception of trading and hedging derivatives.
–The maximum credit risk exposure on financial commitments and guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, or the higher amount pending to be disposed from the customer in the case of commitments.
–The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").
The breakdown by geographical location and Stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2021, 2020 and 2019 is shown below:

December 2021 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	201,405	171,883	21,380	8,143	(5,277)	(722)	(923)	(3,631)	196,129	171,161	20,457	4,511
Mexico	57,847	51,665	4,261	1,921	(2,038)	(740)	(381)	(916)	55,809	50,925	3,880	1,005
Turkey (**)	33,472	26,497	4,134	2,841	(2,058)	(224)	(424)	(1,410)	31,414	26,273	3,711	1,431
South America (***)	36,335	30,166	4,425	1,744	(1,736)	(277)	(362)	(1,096)	34,599	29,889	4,062	648
Others	996	984	3	9	(8)	(1)	—	(7)	988	983	3	2
Total (****)	330,055	281,195	34,203	14,657	(11,116)	(1,964)	(2,091)	(7,061)	318,939	279,231	32,112	7,596
Of which: individual					(2,528)	(4)	(657)	(1,867)
Of which: collective					(8,587)	(1,959)	(1,434)	(5,194)
(*) Spain includes all countries where BBVA, S.A. operates.
(**) Turkey includes all countries in which Garanti BBVA operates.
(***) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2021, the remaining balance was €266 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2020 (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,983	171,397	16,387	8,199	(5,679)	(753)	(849)	(4,077)	190,304	170,644	15,538	4,122
Mexico	52,211	46,373	4,071	1,767	(2,211)	(685)	(442)	(1,083)	50,000	45,688	3,628	684
Turkey (**)	39,633	30,832	5,806	2,995	(2,338)	(246)	(535)	(1,557)	37,295	30,586	5,272	1,438
South America (***)	34,499	28,484	4,312	1,703	(1,870)	(320)	(460)	(1,090)	32,629	28,165	3,852	612
Others	925	912	5	8	(7)	(1)	—	(6)	918	911	4	2
Total (****)	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860
Of which: individual					(2,611)	(10)	(479)	(2,122)
Of which: collective					(9,494)	(1,995)	(1,808)	(5,691)
(*) Spain includes all countries where BBVA, S.A. operates.
(**) Turkey includes all countries in which Garanti BBVA operates.
(***) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2020 the remaining balance was €363 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

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
(***) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2019 the remaining balance was €433 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.
The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2021, 2020 and 2019 is shown below:

December 2021 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,719	19,287	369	62	(37)	(13)	(5)	(19)	19,682	19,274	364	43
Other financial corporations	9,826	9,672	131	24	(23)	(8)	(6)	(9)	9,804	9,664	125	15
Non-financial corporations	146,797	120,140	19,366	7,290	(5,804)	(759)	(1,306)	(3,738)	140,993	119,381	18,060	3,552
Households	153,714	132,096	14,336	7,281	(5,253)	(1,184)	(773)	(3,295)	148,461	130,912	13,563	3,986
Loans and advances to customers	330,055	281,195	34,203	14,657	(11,116)	(1,964)	(2,091)	(7,061)	318,939	279,231	32,112	7,596

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,439	19,163	200	76	(48)	(14)	(9)	(25)	19,391	19,149	191	51
Other financial corporations	9,856	9,747	95	14	(39)	(25)	(6)	(7)	9,817	9,722	88	7
Non-financial corporations	142,547	119,891	15,179	7,477	(6,123)	(774)	(1,110)	(4,239)	136,424	119,117	14,069	3,238
Households	151,410	129,196	15,108	7,106	(5,895)	(1,192)	(1,161)	(3,542)	145,515	128,005	13,946	3,564
Loans and advances to customers	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,281	27,511	682	88	(59)	(15)	(22)	(21)	28,222	27,496	660	66
Other financial corporations	11,239	11,085	136	17	(31)	(19)	(2)	(10)	11,207	11,066	134	8
Non-financial corporations	173,254	148,768	16,018	8,468	(6,465)	(811)	(904)	(4,750)	166,789	147,957	15,114	3,718
Households	181,989	158,085	16,523	7,381	(5,847)	(1,283)	(1,252)	(3,312)	176,142	156,801	15,272	4,069
Loans and advances to customers	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of December 31, 2021, 2020 and 2019 is shown below:

December 2021 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	321	2,339	495	3,161	3,345
Credit card debt	—	—	—	1	1,504	12,523	14,030	14,949
Commercial debtors		791	—	476	18,191	66	19,524	19,766
Finance leases	—	191	—	14	7,388	317	7,911	8,256
Reverse repurchase loans	1,192	—	2,788	23	—	—	4,004	4,013
Other term loans	4,174	18,440	4,004	5,413	110,204	134,505	276,739	286,127
Advances that are not loans	315	394	6,510	3,554	1,805	630	13,208	13,263
LOANS AND ADVANCES	5,681	19,822	13,303	9,804	141,431	148,536	338,577	349,719
By secured loans
Of which: mortgage loans collateralized by immovable property		324	—	220	21,531	94,821	116,897	119,980
Of which: other collateralized loans	1,180	1,413	2,534	390	3,512	1,950	10,979	11,335
By purpose of the loan
Of which: credit for consumption						42,294	42,294	45,236
Of which: lending for house purchase						95,209	95,209	96,612
By subordination
Of which: project finance loans					8,863		8,863	9,423

December 2020 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	7	—	502	1,798	528	2,835	3,021
Credit card debt	—	—	—	2	1,485	11,605	13,093	14,220
Commercial debtors		898	—	317	14,262	67	15,544	15,796
Finance leases	—	197	—	6	7,125	322	7,650	8,013
Reverse repurchase loans	472	—	1,914	—	71	—	2,457	2,463
Other term loans	5,690	18,111	3,972	5,799	111,141	132,603	277,317	287,467
Advances that are not loans	48	260	8,721	3,191	1,084	473	13,777	13,833
LOANS AND ADVANCES	6,209	19,475	14,608	9,817	136,966	145,598	332,672	344,813
By secured loans
Of which: mortgage loans collateralized by immovable property		372	—	209	22,091	94,147	116,819	120,194
Of which: other collateralized loans	472	952	—	317	3,763	2,059	7,562	7,776
By purpose of the loan
Of which: credit for consumption						39,799	39,799	43,037
Of which: lending for house purchase						94,098	94,098	95,751
By subordination
Of which: project finance loans					10,721		10,721	11,032

December 2019 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	9	—	118	2,328	595	3,050	3,251
Credit card debt	—	10	1	3	1,940	14,401	16,355	17,608
Commercial debtors		971	—	230	15,976	99	17,276	17,617
Finance leases	—	227	—	6	8,091	387	8,711	9,095
Reverse repurchase loans	—	—	1,817	—	26	—	1,843	1,848
Other term loans	4,240	26,734	4,121	7,795	137,934	160,223	341,047	351,230
Advances that are not loans	35	865	7,743	3,056	951	506	13,156	13,214
LOANS AND ADVANCES	4,275	28,816	13,682	11,208	167,246	176,211	401,438	413,863
By secured loans
Of which: mortgage loans collateralized by immovable property		1,067	15	261	23,575	111,085	136,003	139,317
Of which: other collateralized loans	—	10,447	93	2,106	29,009	6,893	48,548	49,266
By purpose of the loan
Of which: credit for consumption						46,356	46,356	49,474
Of which: lending for house purchase						110,178	110,178	111,636
By subordination
Of which: project finance loans					12,259		12,259	12,415
7.2.3Mitigation of credit risk, collateralized credit risk and other credit enhancements
In certain cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:
–Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds.
–The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally
–Assessment of the repayment risk (asset liquidity) of the guarantees received.
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
The following is a description of the main types of collateral for each financial instrument class:
–Debt instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument (mainly guarantees of the issuer).
–Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction (mainly collaterals).
The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2021 is presented in Note 7.4.2.
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
As of December 31, 2021, 2020 and 2019, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).
–Financial assets at amortized cost:
a.Loans and advances to credit institutions: These usually have the counterparty’s personal guarantee or pledged securities in the case of repos.
b.Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds or insurances).
c.Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.
–Financial guarantees, other contingent risks and drawable by third parties: these have the counterparty’s personal guarantee or other types of collaterals.
The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.6), by type of collateral, as of December 31, 2021, 2020 and 2019, is the following:

Impaired loans and advances at amortized cost covered by collateral (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
December 2021	14,657	2,875	1,068	5	33	886
December 2020	14,678	2,717	789	18	52	575
December 2019	15,959	3,396	939	35	221	542
The value of guarantees received as of December 31, 2021, 2020 and 2019, is the following:

Guarantees received (Millions of Euros)
	2021	2020	2019
Value of collateral	117,362	116,900	152,454
Of which: guarantees normal risks under special monitoring	11,768	11,296	14,623
Of which: guarantees non-performing risks	3,981	3,577	4,590
Value of other guarantees	48,680	47,012	35,464
Of which: guarantees normal risks under special monitoring	7,404	4,045	3,306
Of which: guarantees non-performing risks	886	575	542
Total value of guarantees received	166,042	163,912	187,918
The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2021, 2020 and 2019 amounts to €957, €1,032 and €1,001 million, respectively (see Note 7.2.2).
7.2.4Credit quality of financial assets that are neither past due nor impaired
The BBVA Group has tools that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models.
Scoring
Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to distinguish between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.
There are three types of scoring, based on the information used and on its purpose:
–Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.
–Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.
–Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-approve new transactions.
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
The probability of default of transactions or customers is calibrated with a long-term view, since its purpose is to measure the risk quality beyond its time of estimation, seeking to capture information representative of the behavior of the portfolios during a complete economic cycle (a long-term average probability of default). This probability is mapped to the master scale developed by the BBVA Group in order to facilitate a homogeneous classification of its different risk portfolios.
The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2021:

Internal rating	Probability of default (basis points)
Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243
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
The table below outlines the distribution by probability of default within 12 months and through the lifetime of the asset, and stages of the gross carrying amount of loans and advances to customers in percentage terms of the BBVA Group as of December 31, 2021, 2020 and 2019:

Probability of default (basis points)
	2021		2020		2019
	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)
	%	%	%	%	%	%
0 to 2	5.8	—	4.0	—	5.5	—
2 to 5	15.7	0.1	10.2	0.1	6.3	—
5 to 11	15.2	0.2	7.7	0.1	14.6	0.2
11 to 39	18.7	0.6	26.8	0.5	24.5	0.8
39 to 194	19.1	2.5	24.0	2.3	24.5	1.6
194 to 1,061	12.2	3.8	15.1	3.4	14.0	3.6
1,061 to 2,121	1.9	1.5	1.5	1.2	1.4	1.2
> 2,121	0.8	1.9	0.6	2.5	0.4	1.5
Total	89.4	10.6	89.9	10.1	91.0	9.0

7.2.5Impaired loan risks
The breakdown of loans and advances within financial assets at amortized cost, by impaired amount, accumulated impairment, gross carrying amount and by counterparties, as of December 31, 2021, 2020 and 2019 is as follows:

December 2021 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	5,687	—	(6)	—%
General governments	19,719	62	(37)	0.3%
Credit institutions	13,295	—	(19)	—%
Other financial corporations	9,826	24	(23)	0.2%
Non-financial corporations	146,797	7,290	(5,804)	5.0%
Agriculture, forestry and fishing	4,077	125	(154)	3.1%
Mining and quarrying	4,889	222	(130)	4.5%
Manufacturing	35,058	1,003	(867)	2.9%
Electricity, gas, steam and air conditioning supply	13,718	570	(489)	4.2%
Water supply	782	22	(21)	2.9%
Construction	8,336	894	(619)	10.7%
Wholesale and retail trade	25,856	1,311	(1,104)	5.1%
Transport and storage	10,310	879	(400)	8.5%
Accommodation and food service activities	7,693	470	(405)	6.1%
Information and communications	6,533	117	(56)	1.8%
Financial and insurance activities	6,216	197	(181)	3.2%
Real estate activities	9,438	719	(466)	7.6%
Professional, scientific and technical activities	3,910	185	(152)	4.7%
Administrative and support service activities	3,046	181	(132)	5.9%
Public administration and defense; compulsory social security	203	9	(11)	4.5%
Education	582	43	(34)	7.4%
Human health services and social work activities	1,888	48	(41)	2.5%
Arts, entertainment and recreation	1,011	209	(95)	20.7%
Other services	3,250	84	(447)	2.6%
Households	153,714	7,281	(5,253)	4.7%
LOANS AND ADVANCES	349,037	14,657	(11,142)	4.2%

December 2020 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	6,229	—	(20)	—%
General governments	19,439	76	(48)	0.4%
Credit institutions	14,591	6	(16)	—%
Other financial corporations	9,856	14	(39)	0.1%
Non-financial corporations	142,547	7,477	(6,123)	5.2%
Agriculture, forestry and fishing	3,438	132	(108)	3.8%
Mining and quarrying	4,349	47	(59)	1.1%
Manufacturing	33,771	1,486	(1,129)	4.4%
Electricity, gas, steam and air conditioning supply	13,490	591	(509)	4.4%
Water supply	899	17	(15)	1.9%
Construction	10,019	1,397	(722)	13.9%
Wholesale and retail trade	24,594	1,456	(1,223)	5.9%
Transport and storage	8,117	489	(368)	6.0%
Accommodation and food service activities	8,337	358	(294)	4.3%
Information and communications	5,764	73	(60)	1.3%
Financial and insurance activities	5,298	123	(132)	2.3%
Real estate activities	10,025	617	(494)	6.2%
Professional, scientific and technical activities	2,886	177	(124)	6.1%
Administrative and support service activities	3,955	142	(192)	3.6%
Public administration and defense, compulsory social security	129	5	(4)	3.5%
Education	665	54	(43)	8.1%
Human health services and social work activities	1,812	67	(59)	3.7%
Arts, entertainment and recreation	1,131	46	(65)	4.1%
Other services	3,871	198	(523)	5.1%
Households	151,410	7,106	(5,895)	4.7%
LOANS AND ADVANCES	344,072	14,678	(12,141)	4.3%

December 2019 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	4,285	—	(9)	—%
General governments	28,281	88	(60)	0.3%
Credit institutions	13,664	6	(15)	—%
Other financial corporations	11,239	17	(31)	0.2%
Non-financial corporations	173,254	8,467	(6,465)	4.9%
Agriculture, forestry and fishing	3,758	154	(124)	4.1%
Mining and quarrying	4,669	100	(86)	2.1%
Manufacturing	39,517	1,711	(1,242)	4.3%
Electricity, gas, steam and air conditioning supply	12,305	684	(575)	5.6%
Water supply	900	14	(16)	1.6%
Construction	10,945	1,377	(876)	12.6%
Wholesale and retail trade	27,467	1,799	(1,448)	6.6%
Transport and storage	9,638	507	(392)	5.3%
Accommodation and food service activities	8,703	279	(203)	3.2%
Information and communications	6,316	95	(65)	1.5%
Financial and insurance activities	6,864	191	(140)	2.8%
Real estate activities	19,435	782	(527)	4.0%
Professional, scientific and technical activities	4,375	167	(140)	3.8%
Administrative and support service activities	3,415	118	(134)	3.4%
Public administration and defense, compulsory social security	282	5	(6)	1.7%
Education	903	41	(38)	4.5%
Human health services and social work activities	4,696	66	(55)	1.4%
Arts, entertainment and recreation	1,396	47	(39)	3.4%
Other services	7,671	331	(360)	4.3%
Households	181,989	7,381	(5,847)	4.1%
LOANS AND ADVANCES	412,711	15,959	(12,427)	3.9%
The changes during the years 2021, 2020 and 2019 of impaired financial assets and contingent risks are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	2021	2020	2019
Balance at the beginning	15,478	16,770	17,134
Additions	8,556	9,533	9,857
Decreases (*)	(4,555)	(5,024)	(5,874)
Net additions	4,001	4,509	3,983
Amounts written-off	(3,613)	(3,603)	(3,803)
Exchange differences and other	(399)	(968)	(544)
Discontinued operations	—	(1,230)	—
Balance at the end	15,467	15,478	16,770
(*) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the year as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.
The Group estimates that the update in the definition of credit impairment (default) (see Note 2.2.1) led to an increase of €1,262 million in impaired financial assets. Regarding expected credit losses, the impact of this change is not considered to be significant, since most of the affected operations were previously classified within stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the operation.
For the year ended December 31, 2021, the impairment charges recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification" amounted to €3,034 million (€5,179 million for the year ended December 31, 2020) (see Note 47).
During 2021, three factors have contributed to lower impairment charges compared to the previous year:
–a favorable demand recovery based on stimuli measures put in place by governments, savings during the pandemic and vaccination, as well as an upward revision in the forecasted GDP growth, which, although positive, has lost momentum by the end of the year due to short-term pressures. Such pressures are likely to be temporary and related to the supply chain and the rise in inflation rates,

–improved performance of the underlying business. In particular, limited additions to stage 3 along with recoveries throughout the year,
–and, to a lower extent, lower management adjustments, aligned with the improvement of the macroeconomic scenario.
The changes during the years 2021, 2020 and 2019 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2021	2020	2019
Balance at the beginning		22,001	26,245	32,343
Companies held for sale (*)		—	(4,646)	—
Increase		3,709	3,440	4,712
Decrease:		(3,605)	(2,715)	(11,039)
Re-financing or restructuring		(1)	(7)	(2)
Cash recovery	47	(423)	(339)	(919)
Foreclosed assets		(17)	(479)	(617)
Sales (**)		(2,437)	(1,223)	(8,325)
Debt forgiveness		(599)	(607)	(493)
Time-barred debt and other causes		(129)	(60)	(682)
Net exchange differences		(116)	(323)	230
Balance at the end		21,990	22,001	26,245
(*) The amount in 2020 includes the balance of the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
(**) Includes principal and interest.
As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.
7.2.6Loss allowances
Movements, measured over a 12-month period, in gross accounting balances and accumulated allowances for loan losses during 2021, 2020 and 2019 are recorded on the accompanying consolidated balance sheet as of December 31, 2021, 2020 and 2019, in order to cover the estimated loss allowances in loans and advances and debt securities measured at amortized cost.

Changes in gross accounting balances of loans and advances at amortized cost. Year 2021 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	298,793	30,601	14,678	344,072
Transfers of financial assets:	(10,785)	8,640	2,145	—
Transfers from stage 1 to Stage 2	(14,482)	14,482	—	—
Transfers from stage 2 to Stage 1	4,905	(4,905)	—	—
Transfers to Stage 3	(1,772)	(1,945)	3,717	—
Transfers from Stage 3	564	1,009	(1,573)	—
Net annual origination of financial assets	17,876	(4,729)	1,217	14,364
Becoming write-offs	(74)	(68)	(3,095)	(3,237)
Changes in model / methodology	—	—	—	—
Foreign exchange	(6,054)	(1,902)	(216)	(8,172)
Modifications that do not result in derecognition	187	1,642	189	2,018
Other	224	29	(261)	(8)
Balance at the end	300,167	34,213	14,657	349,037

Changes in allowances of loans and advances at amortized cost. Year 2021 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,037)	(2,289)	(7,815)	(12,141)
Transfers of financial assets:	187	441	(2,521)	(1,893)
Transfers from stage 1 to Stage 2	139	(602)	—	(463)
Transfers from stage 2 to Stage 1	(60)	307	—	247
Transfers to Stage 3	111	802	(2,775)	(1,862)
Transfers from Stage 3	(3)	(66)	254	185
Net annual origination of allowances	(563)	(57)	(314)	(933)
Becoming write-offs	45	56	2,694	2,795
Changes in model / methodology	—	—	—	—
Foreign exchange	70	(270)	719	519
Modifications that do not result in derecognition	12	(79)	(122)	(189)
Other	297	106	298	701
Balance at the end	(1,990)	(2,091)	(7,061)	(11,142)

Changes in gross accounting balances of loans and advances at amortized cost. Year 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	363,234	33,518	15,959	412,711
Transfers of financial assets:	(11,935)	8,807	3,128	—
Transfers from stage 1 to Stage 2	(15,843)	15,843	—	—
Transfers from stage 2 to Stage 1	5,107	(5,107)	—	—
Transfers to Stage 3	(1,701)	(2,659)	4,359	—
Transfers from Stage 3	502	729	(1,231)	—
Net annual origination of financial assets	16,119	(827)	102	15,395
Becoming write-offs	(3)	(2)	(2,944)	(2,949)
Changes in model / methodology	—	—	—	—
Foreign exchange	(21,472)	(2,342)	(1,157)	(24,970)
Modifications that do not result in derecognition	(204)	827	511	1,134
Other	(283)	(190)	270	(204)
Discontinued operations	(46,664)	(9,190)	(1,192)	(57,045)
Balance at the end	298,793	30,601	14,678	344,072

Changes in allowances of loans and advances at amortized cost. Year 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,149)	(2,183)	(8,094)	(12,427)
Transfers of financial assets:	184	(511)	(1,806)	(2,133)
Transfers from stage 1 to stage 2	156	(923)	—	(766)
Transfers from stage 2 to stage 1	(50)	253	—	202
Transfers to stage 3	81	218	(1,950)	(1,652)
Transfers from stage 3	(3)	(59)	144	83
Net annual origination of allowances	(872)	(795)	(1,329)	(2,996)
Becoming write-offs	—	—	2,567	2,568
Changes in model / methodology	—	—	—	—
Foreign exchange	227	256	721	1,204
Modifications that do not result in derecognition	12	(118)	(177)	(283)
Other	160	618	25	803
Discontinued operations	401	444	278	1,123
Balance at the end	(2,037)	(2,289)	(7,815)	(12,141)

Changes in gross accounting balances of loans and advances at amortized cost. Year 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	352,282	30,707	16,359	399,347
Transfers of financial assets:	(9,021)	6,279	2,741	—
Transfers from stage 1 to stage 2	(13,546)	13,546	—	—
Transfers from stage 2 to stage 1	5,656	(5,656)	—	—
Transfers to stage 3	(1,571)	(2,698)	4,269	—
Transfers from stage 3	440	1,087	(1,527)	—
Net annual origination of financial assets	20,296	(2,739)	246	17,804
Becoming write-offs	(152)	(349)	(3,407)	(3,908)
Changes in model / methodology	—	—	—	—
Foreign exchange	1,611	35	16	1,662
Modifications that do not result in derecognition	(1)	(27)	15	(13)
Other	(1,782)	(388)	(11)	(2,180)
Balance at the end	363,234	33,518	15,959	412,711

Changes in allowances of loans and advances at amortized cost. Year 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,082)	(2,375)	(7,761)	(12,217)
Transfers of financial assets:	176	(227)	(1,574)	(1,626)
Transfers from stage 1 to stage 2	126	(649)	—	(523)
Transfers from stage 2 to stage 1	(38)	273	—	235
Transfers to stage 3	89	234	(1,810)	(1,487)
Transfers from stage 3	(1)	(86)	236	149
Net annual origination of allowances	(542)	(116)	(1,711)	(2,370)
Becoming write-offs	130	337	2,789	3,256
Changes in model / methodology	—	—	—	—
Foreign exchange	(30)	(18)	69	20
Modifications that do not result in derecognition	(15)	(149)	(89)	(254)
Other	215	366	183	764
Balance at the end	(2,149)	(2,183)	(8,094)	(12,427)
7.2.7Refinancing and restructuring transactions
Group policies and principles with respect to refinancing and restructuring transactions
Refinancing and restructuring transactions (see definition in the Glossary) are carried out with customers who have requested such a transaction in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.
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
The BBVA Group’s refinancing and restructuring policies are based on the following general principles:
–Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.
–With the aim of increasing the solvency of the transaction, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.
–This analysis is carried out from the overall customer or group perspective.
–Refinancing and restructuring transactions do not in general increase the amount of the customer’s loan, except for the expense inherent to the transaction itself.

–The capacity to refinance and restructure a loan is not delegated to the branches, but decided on by the risk units.
–The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.
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
In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring a loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:
–Analysis of the viability of transactions based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the transaction in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.
–Refinancing and restructuring of transactions is only allowed on those loans in which the BBVA Group originally entered into.
–Customers subject to refinancing and restructuring transactions are excluded from marketing campaigns of any kind.
In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:
–Forecasted future income, margins and cash flows to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).
–Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.
–The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.
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
The Group maintains the policy of including risks related to refinanced and restructured loans as either:
–"Impaired assets", as although the customer is up to date with payments, they are classified as unlikely to pay when there are significant doubts that the terms of their refinancing may not be met; or
–"Significant increase in credit risk" until the conditions established for their consideration as normal risk are met.
The assets classified as "Impaired assets" should comply with the following conditions in order to be reclassified to "Significant increase in credit risk":
–The customer has to have paid a significant part of the pending exposure.
–At least one year must have elapsed since its classification as "Impaired asset".
–The customer does not have past due payments and objective criteria, demonstrating the borrower´s ability to pay, have been verified.
The conditions established for assets classified as “Significant increase in credit risk” to be reclassified out of this category are as follows:
–The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; none of its exposures is more than 30 days past-due.
–At least two years must have elapsed since completion of the renegotiation or restructuring of the loan and regular payments must have been made during at least half of this probation period; and
–It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.
The economic impact caused by the COVID-19 pandemic has required the adaptation of the repayment schedule of a large volume of loans in all geographies and portfolios. In general, this support has been conducted through the granting of deferrals that comply with the principles established by the EBA, which has allowed for the application of a differential accounting and prudential treatment.

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
In any case, a restructuring will be considered impaired when the reduction in the present net value of the financial obligation is greater than 1% in line with the new management criteria introduced during 2021.
For quantitative information on refinancing and restructuring transactions see Appendix VIII.
7.2.8Risk concentration
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
The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:
–The aim is, as much as possible, to reconcile the customer's credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.
–Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the shareholder´s entity that assumes them), the markets, the macroeconomic situation, etc.
–The aim is to seek inter and intra-sector diversification in coherence with the metrics defined in the RAF for the Group and for the banking group's subsidiaries.
Risk concentrations by geography
The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.
Sovereign risk concentration
Sovereign risk management
The identification, measurement, control and monitoring of risk associated with sovereign risk transactions is carried out by a centralized unit within the BBVA Group's Risk Area. Its basic functions are preparing reports (called financial programs) on the countries with which it maintains cross-border risks (i.e. risks taken in a foreign currency from outside the country with borrowers in the country, whether public or private) and sovereign risks (i.e. risks with the local Sovereign of the country where the risk-taking unit is located), monitoring those risks, establishing risk limits, assigning ratings to the countries analyzed and, in general, supporting the Group in any information request regarding this type of transaction. The risk policies established in the financial programs are approved by the relevant risk committees.
The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations (the International Monetary Fund (IMF), the World Bank, etc.) rating agencies and export credit organizations.
For additional information on sovereign risk in Europe see Appendix IX.
Risk related to the developer and Real-Estate sector in Spain
The sale of impaired assets concluded in 2018. Currently, there is no risk concentration in the developer and real estate sector, taking into account that its weight in total wholesale risks in Spain is approximately 10%, while compared with the total risks in the portfolio (wholesale and retail), the Real Estate risk assumed would be around 3%.

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
7.3Structural risk
The structural risks are defined, in general terms, as the possibility of suffering losses due to adverse movements in market risk factors as a result of mismatches in the financial structure of an entity´s balance sheet.
In the Group, the following types of structural risks are defined, according to the nature and the following market factors: interest rate risk, credit spread risk, exchange rate risk and equity risk.
The scope of structural risks in the Group is limited to the banking book, excluding market risks in the trading book that are clearly delimited and separated and make up the Market Risks.
The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding, interest rate, credit spread, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas; this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the risk appetite framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance sheet management units have a local ALCO, which is permanently attended by members of the corporate center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.
The GRM area acts as an independent unit, ensuring adequate separation between the management and risk control functions, and is responsible for ensuring that the structural risks in the Group are managed according to the strategy approved by the Board of Directors.
Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the Global Risk Management Committee (GRMC), it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.
Additionally, both the management system and the control and measurement system for structural risks are necessarily adjusted to the Group's internal control model, complying with the evaluation and certification processes that comprise it. In this sense, the tasks and controls necessary for its scope of action have been identified and documented, supporting a regulatory framework which includes specific processes and measures for structural risks, from a broad geographical perspective.

Within the three lines of defense scheme in which BBVA's internal control model is based according to the most advanced standards in terms of internal control, the first line of defense is maintained by the Finance area, which is responsible for managing the structural risk.
As a second line of defense, GRM is in charge of identifying risks, and establishing policies and control models, periodically evaluating their effectiveness.
In the second line of defense, there are also the Internal Risk Control units, which independently review the Structural Risk control, and Internal Financial Control, which carries out a review of the design and effectiveness of the operational controls over structural risk management.
The third line of defense is represented by the Internal Audit area, an independent unit within BBVA Group, which is responsible for reviewing specific controls and processes.
7.3.1Structural interest rate risk and credit spread
The structural interest-rate risk (IRRBB) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure IRRBB, BBVA Group takes into account all the main sources of this risk: repricing risk, yield curve risk, option risk and basis risk.
The assessment of structural interest rate risk is carried out with an integral vision, combining two complementary points of view: the effects of interest rate shifts in net interest income (short term) and their impact on the economic value of equity (long term). In addition, the impact on the market value of the financial instruments of the banking book, as a result of changes in the market interest rates (IRRBB) or the credit spreads (CSRBB), will be assessed as it may have an impact on the income statement and/or equity due to their accounting treatment.
The exposure of a financial entity to adverse interest rates movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, interest rate risk must be effectively managed so that it is limited in accordance with the entity’s equity and in line with the expected economic result.
In BBVA, the purpose of structural interest rate risk management is to maintain the stability of the net interest income in the event of interest rate fluctuations. It contributes to a recurrent generation of earnings, limit the capital consumption due to structural interest rate risk and monitor potential mark-to-market impacts on “held to collect and sell” (HtC&S) portfolios. Likewise, the spread risk management in banking book portfolios is aimed at limiting the impact on the valuation of fixed income instruments, which are used for balance sheet liquidity and interest rate risk management purposes in order to increase diversification, and at reducing the concentration of each issuer, maintaining the spread risk at levels aligned with the total volume of the investment portfolio and the equity of the Group.
These functions falls to the Global ALM (Asset & Liability Management) unit, within the Finance area, who, through ALCO, aims to enable the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group.
Structural interest rate risk management is decentralized, and is carried out independently in each entity included in the structural balance sheet (banking book) of the BBVA Group, keeping the exposure to interest rates and credit spreads movements aligned with the strategy and the target risk profile of the Group, and in compliance with the regulatory requirements according to the EBA guidelines.
Nature of interest rate risk and credit spread risk
Repricing risk arises due to the difference between the repricing or maturity terms of the assets and liabilities, and represents the most frequent interest rate risk faced by financial entities. However, other sources of risk such as changes in the slope and shape of the yield curve, the reference to different indexes and the optionality risk embedded in certain banking transactions, are also taken into account by the risk control system.
Furthermore, the credit spread risk (CSRBB) of fixed-income portfolios in the banking book arises from the potential impact on the value of fixed-income portfolios and credit derivatives classified as HtC&S produced by a variation in the level of credit spreads associated with those instruments/issuers and that are not explained by default risk or by movements in market interest rates.
BBVA's structural interest-rate risk management and control process includes a set of metrics and tools that enable the capture of additional sources to properly monitor the risk profile of the Group, backed-up by assumptions that aim to characterize the behavior of the balance sheet items with the maximum accuracy.
The IRRBB and CSRBB measurement is carried out on a monthly basis, and includes probabilistic measures based on simulation methods of interest rate curves and credit spread shocks. The corporate methodology enables to capture additional sources of risk to the interest rate parallel shifts, such as the changes in slope shape and the basis of yield curves. Additionally, sensitivity analysis to multiple parallel shocks of different magnitude are also assessed on a regular basis. The process is run separately for each currency to which the Group is exposed, considering, at a later stage, the diversification effect among currencies and business units.
The risk measurement model is complemented by the assessment of ad-hoc scenarios, stress tests and reverse stress. As stress testing has become more relevant during the recent years, the evaluation of market rates and behavioral assumptions extreme scenarios has continued to be enhanced, while assessing, also, BBVA Research market scenarios, and the set of scenarios defined according to EBA guidelines.
During 2021, the continuous improvement of internal systems and IRRBB management and control models has continued according to the EBA guidelines. Among others, the developments to improve the data provisioning and the risk management tools are highlighted, as well as the enhancement of the stress testing and models backtesting procedures.

Key assumptions of the model
In order to measure structural interest rate risk, the setting of assumptions on the evolution and behavior of certain balance sheet items is particularly relevant, especially those related to products without an explicit or contractual maturity which characteristics are not established in their contractual terms and must be therefore estimated.
The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly updated, justified and documented. The modeling of these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year and, if any, the behavior of the customers induced by the business areas. These assumptions are regularly subject to a sensitivity analysis to assess and understand the impact of the modelling on the risk metrics.
The approval and update of the IRRBB behavioral models is subject to the corporate governance under the scope of GRM analytics. Thus, all the models must be duly inventoried and catalogued and comply with the requirements for their development, updating and changes management set out in the internal procedures. They are also subject to the corresponding internal validations and follow-up requirements established based on their relevance, as well as to backtesting procedures against experience to ratify the validity of the assumptions applied.
In view of the heterogeneity of the financial markets, customers and products in the multiple jurisdictions, each one of the entities of the Group is responsible for determining the behavior assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.
The balance sheet behavioral assumptions stand out those established for the treatment of items without contractual maturity, mainly for demand customer deposits, and those related to the expectations on the exercise of interest rate options, especially relating to loans and deposits subject to prepayment risk.
For the modelling of demand deposits, a segmentation of the accounts in several categories is previously carried out depending on the characteristics of the customer (retail / wholesale) and the product (type of account / transactionality / remuneration), in order to outline the specific behavior of each segment.
In order to establish the remuneration of each segment, the relationship between the evolution of market interest rates and the interest rates of managed accounts is analyzed, with the aim of determining the translation dynamic (percentages and lags) of interest rates variations to the remuneration of the accounts. In this regard, consideration is given to the potential limitations in the repricing of these accounts in scenarios of low or negative rates, with special attention to retail customers, through the establishment of floors in the remuneration.
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
The relationship of the evolution of the balance of deposits with the levels of market interest rates is incorporated, where appropriate, in the behavioral modelling, especially in low interest rates environments, including its effect on the stability of the deposits as well as the potential migration between the different types of deposits (on demand / time deposits) in the different interest rate scenarios.
Equally relevant is the treatment of early cancellation options embedded in credit loans, mortgage portfolios and customer deposits. The evolution of market interest rates may condition, along with other variables, the incentive that customers have to prepay loans or deposits, modifying the future behavior of the balance amounts with respect to the forecasted contractual maturity schedule.
The detailed analysis of the historical information related to prepayment data, both partial and total prepayment, combined with other variables such as interest rates, allows estimating future amortizations and, where appropriate, their behavior linked to the evolution of such variables through the relationship between the incentive of the customer to prepay and the early cancellation speed.
The table below shows the profile of average structural interest rate risk and credit spread risk of fixed income portfolio in the banking book classified as HtC&S in terms of sensitivities of the main currencies for the BBVA Group in 2021:

Sensitivity to interest-rate and credit spread analysis. Year 2021
	interest rate risk and				credit spread
	Impact on net interest income (*)		Impact on economic value (**)		Impact on economic value (**)
	100 basis-point increase	100 basis-point decrease (***)	100 basis-point increase	100 basis-point decrease (***)	100 basis-point increase
EUR	[3.5% , 5.5%]	[-3.5% , -1.5%]	[3.5% , 5.5%]	[-3.5% , -1.5%]	[-3.5% , -1.5%]
MXN	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
USD	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
TRY	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[7.5% , 10.0%]	[-5.5% , -3.5%]	[3.5% , 5.5%]	[-3.5% , -1.5%]	[-3.5% , -1.5%]
(*) Percentage of "12 months" net interest income for the BBVA Group.
(**) Percentage of CET1 (Fully Loaded) for BBVA Group
(***) In EUR and USD (and GBP included in "Other"), negative interest rates scenarios are allowed up to plausible levels lower than current rates.

During 2021, central banks began withdrawing the expansionary policies implemented during the year 2020, to mitigate the economic impact caused by the COVID-19 pandemic, with the aim of reducing the inflationary pressures that are occurring in most countries of the world. In Europe, the end of the PEPP (Pandemic Emergency Purchase Programme) was announced for the month of March 2022.
In Turkey, although it initially showed an upward trend in interest rates, there have been significant drops since September, ending the year 300 basis points below the level of December 2020.
Regarding Mexico, the Central Bank implemented the last rate cut in February, placing it at a level of 4%. Starting in June, there was a change in trend, initiating an upward cycle in rates, reaching a level of 5.50% in December. The objective of the Central Bank is to moderate the rise in inflation and bring it back within its target range.
In South America, the monetary policy was restrictive, with increases in the policy rates in Colombia and Peru, affected by higher levels of inflation, reaching above the central banks targets. Regarding Argentina it has had a stable monetary policy without changes during the year.
The BBVA Group, at an aggregate level, continues to maintain a moderate risk profile, in accordance with the established objective, showing a favorable position to a rise in interest rates on net interest income. Effective management of the balance sheet structural risk has mitigated the negative impact of the low interest rates derived from the expansive monetary policies implemented by the different central banks to offset the negative economic effects derived from the COVID-19 pandemic, and is reflected in the strength and recurrence of the net interest income:
–In Europe, the downward trend in interest rates remains limited by current levels, preventing extremely adverse scenarios from occurring. The balance sheet is characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities are composed mainly of customer on demand deposits. The ALCO portfolio acts as a management lever and hedging for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet´s interest rate profile has remained stable during the year, showing an interest net income sensitivity to 100 basis points increases by the interest rates slightly above 20%.
On the other hand, the ECB held the marginal deposit facility rate unchanged at -0.50% in 2021 and maintained the extraordinary support programs created after the outbreak of the COVID-19 crisis. This has created stability in European benchmark interest rates (EURIBOR).
–In Mexico, a balance has been maintained between balances referenced to fixed and variable interest rates. Among the assets most sensitive to interest rate movements, the wholesale portfolio stands out, while consumer and mortgages are mostly at a fixed rate. The ALCO portfolio is mainly invested in fixed-rate sovereign bonds with limited durations. The sensitivity of the net interest income continues to be limited, stable, and slightly biased towards higher interest rates, which have increased during 2021 by 125 basis points.
–In Turkey, the sensitivity of loans, mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. In this way, the interest rate risk is limited, both in Turkish lira and in foreign currency.
–In South America, the risk profile on interest rates continues to be low, as most of the countries in the area have a composition of fixed / variable and very similar maturities between assets and liabilities, showing a sensitivity of the margin interest rate limited and with slight variations throughout 2021. Likewise, in countries with balances in several currencies, interest rate risk is also managed for each of the currencies, showing a very low level of risk. The more restrictive measures promoted by the central banks during 2021 are expected to have a slightly positive impact, given the sensitivity maintained by the different banks in the region.

7.3.2Structural exchange-rate risk
Structural exchange rate risk, is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.
Structural exchange rate risk is inherent to the business of international banking groups, such as BBVA, that develop their activities in different geographies and currencies. At a consolidated level, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.
The purpose of structural exchange rate risk management is protecting solvency by limiting volatility of the consolidated CET1 ratio and income to consolidate denominated in a currency other the euro in the Group, as well as to limit the capital requirements under exchange rate fluctuations to which the Group is exposed due to its international diversification. The ALM Global corporate unit, through the ALCO, is responsible for the management of this risk all through an active hedging policy, deliberately taken for each objective, and fully aligned with the management strategy.
At the corporate level, the risk monitoring metrics included in the limits framework are aligned with the Risk Appetite Framework, and are targeted to control the effects on the solvency through the economic capital metric and the fluctuations in the Common Equity Tier I fully loaded (CET1 fully loaded) consolidated ratio, as well as the maximum deviation in the Group's attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations. These metrics are supplemented with additional assessment indicators.
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
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. The U.S. dollar accumulated an appreciation of 8.3% against the euro in 2021, thus reversing much of the movement in favor of the euro in 2020 after the outbreak of the pandemic. Among the emerging currencies, the sharp depreciation of the Turkish lira in 2021 (-40.2%) stood out, severely penalized by rate cuts in the recent months. The positive side came from the good performance of the Mexican peso, which has appreciated by 5.5% against the euro since the end of 2020. With regard to the South American currencies, the Peruvian Sol finally closed the year with a slight depreciation against Euro (-1.3%) while the Chilean peso (-8.8%) and the Colombian peso (-6.6%) showed a greater depreciation. The Argentine peso depreciated (-11.3%) but in a more contained manner than in previous years.
BBVA maintains its active management policies of the main investments in emerging countries, which are set, on average, between 30% and 50% of the annual profits and around 70% of the excess of the CET1 capital ratio. The sale of BBVA USA in June modified the sensitivity against movements in the exchange rates of the ratio CET1 fully-loaded of the Group. USD sensitivity has been the most affected by this change, reaching +18 basis points in case of a depreciation of -10% in the currency. At the end of December 2021, the sensitivity is estimated as -7 bps for the Mexican Peso and -1 bps for the Turkish lira, both against a depreciation of -10%. Regarding the hedging of the expected profits for 2022, it stands at around 65% in the case of Mexico, 20% for Turkey and 100% for Peru and Colombia.
For the years 2021, 2020 and 2019, the estimated sensitivities of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Sensitivity to 1% change (Millions of Euros)

Currency	2021	2020	2019
Mexican peso	14.0	4.9	12.7
Turkish lira	4.7	4.5	3.1
Peruvian sol	0.3	0.4	1.9
Chilean peso	0.6	0.3	0.5
Colombian peso	1.1	1.4	2.6
Argentine peso	0.6	0.9	1.3
7.3.3Structural equity risk
Structural equity risk refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.
BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial and financial companies, and in new business (innovation). This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.
The structural equity risk management is aimed at increasing the income-generating capacity of those shares held by the Group, limiting the capital requirements for equity risk and narrowing the impact on the solvency level through a proactive management of the portfolio using hedges. The function of managing the structural equity portfolios is a responsibility of the corporate units of Global ALM and other Group's units specialized in this area. Their activity is subject to the risk management corporate policy on structural equity risk management, complying with the defined management principles and Risk Appetite Framework.

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
Equity markets in Europe and the US have rallied significantly in 2021. The excellent performance of listed companies' corporate earnings and the continuity of central banks' accommodative policies have been behind these revaluations. However, the Spanish stock market has once again lagged behind the rest of the European stock markets.
Structural equity risk, measured in terms of economic capital, has raised during the last year due to the higher exposure taken. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio increased to -€27 million as of December 31, 2021, compared to -€20 million as of December 31, 2020. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
7.4Market risk
Market risk originates from the possibility of experiencing losses in the value of positions held as a result of movements in market variables that affect the valuation of financial assets and liabilities. Market risk in the Group's trading portfolios stems mainly from the portfolios originated by Global Markets valued at fair value and held for the purpose of trading and generating short-term results. Market risk in the field of banking book is clearly and distinctly addressed and can be broken down into structural risks relating to interest rate, exchange rate and equity (see Note 7.3).
7.4.1Market risk in trading portfolios
The main risks in the trading portfolios can be classified as follows:
–Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.
–Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.
–Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.
–Credit-spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.
–Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.
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

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Mexico trading book, which jointly accounted for around 77%, 72% and 72% of the Group’s trading-book market risk as of December 31, 2021, 2020 and 2019. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries and Garanti BBVA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).
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
VaR figures are estimated with the following methodologies:
–VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.
–VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.
The use of VaR by historical simulation methodology as a risk metric has many advantages, but also certain limitations, among which it is worth highlighting:
–The estimate of the maximum daily loss of the Global Markets portfolio positions (with a confidence level of 99%) depends on the market movements of the last two years, not picking up the impact of large market events if they have not occurred within that historical window
–The use of the 99% confidence level does not consider potential losses that can occur beyond this level. To mitigate this limitation, different stress exercises are also performed, as described later.
At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:
–VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest-rate risk, exchange-rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier (between three and four) and by the square root of ten to calculate the capital charge.
–Specific Risk - Incremental Risk Capital (“IRC”). Quantification of the risks of default and changes of the credit ratings of the bond and derivative positions and debt funds with daily look-through or significant benchmark (correlation > 90%) in the trading portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.
–Specific Risk: Securitization, correlation portfolios and Investment funds without look-through. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the occurrence of a credit event in the underlying exposures. They are calculated by the standard model. The scope of the correlations portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity. Capital charge for Funds include losses associated with volatility and credit risk of the underling positions of the fund. All charges are calculated by the standard model.
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
Market risk in 2021
The Group’s market risk related to its trading portfolio remained in 2021 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2021 the average VaR was €29 million, above the figure of 2020, with a maximum level in the year reached on the day April 7, 2021 of €36 million. The evolution in the BBVA Group’s market risk during 2021, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:

50
40
30
20
10
0
-10
-20
-30
-40
-50
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Interest + spread
Total
FX
Vega/Correlation
Stock Market
Diversification

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 57% of the total at December 31, 2021 (this figure includes the spread risk). The relative weight of this risk has slightly increased compared with the close of 2020 (56%). Exchange-rate risk accounted for 16% of the total risk, decreasing its weight with respect to December 2020 (22%), while equity, volatility and correlation risk has increased, with a weight of 28% at the close of 2021 (vs. 22% at the close of 2020).
As of December 31, 2021, 2020 and 2019 the VaR was €31 million, €28 million and €20 million, respectively. The total VaR figures for 2021, 2020 and 2019 can be broken down as follows:

VaR by Risk Factor (Millions of Euros)
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect(*)	Total
2021
VaR average in the year	33	10	2	11	(28)	29
VaR max in the year	32	13	4	1	(14)	36
VaR min in the year	27	9	1	10	(25)	22
End of period VaR	34	9	5	11	(29)	31
2020
VaR average in the year	29	12	4	11	(28)	27
VaR max in the year	39	20	10	20	(14)	39
VaR min in the year	20	3	1	6	(39)	18
End of period VaR	32	12	2	11	(29)	28
2019
VaR average in the year	21	6	4	9	(20)	19
VaR max in the year	28	6	3	9	(21)	25
VaR min in the year	13	5	5	9	(18)	14
End of period VaR	24	5	5	8	(22)	20
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
Two types of backtesting have been carried out in 2021, 2020 and 2019:

–"Hypothetical" backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.
–"Real" backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.
In addition, each of these two types of backtesting was carried out at a risk factor or business type level, thus making a deeper comparison of the results with respect to risk measurements.
For the period between the year ended December 31, 2020 and the year ended December 31, 2021, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there was one negative exception in BBVA S.A. In BBVA Mexico, there was also a negative exception.
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
Historical scenarios
The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:
–Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.
–Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).
–Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.
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
The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 97.5% confidence level, 20 days) as of December 31, 2021 is as follows:

Impact of the stress test (Millions of Euros)
0	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(76)	(75)	(11)	—	(5)	(5)	(8)
7.4.2Financial instruments offset
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
A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2021, 2020 and 2019:

Effect of offsetting for derivatives and securities operation (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
December 2021
Trading and hedging derivatives	10, 15	36,349	3,611	32,737	22,524	8,758	1,456
Reverse repurchase, securities borrowing and similar agreements		54,296	—	54,296	55,010	2,213	(2,927)
Total assets		90,645	3,611	87,034	77,534	10,971	(1,471)
Trading and hedging derivatives	10, 15	37,916	3,584	34,331	22,524	10,119	1,688
Repurchase, securities lending and similar agreements		54,159	—	54,159	58,174	679	(4,694)
Total liabilities		92,074	3,584	88,490	80,698	10,798	(3,006)
December 2020
Trading and hedging derivatives	10, 15	47,862	5,688	42,173	33,842	9,018	(686)
Reverse repurchase, securities borrowing and similar agreements		32,121	—	32,121	32,762	161	(802)
Total assets		79,983	5,688	74,294	66,604	9,178	(1,488)
Trading and hedging derivatives	10, 15	49,720	5,722	43,998	33,842	9,435	721
Repurchase, securities lending and similar agreements		41,571	—	41,571	42,298	1,619	(2,346)
Total liabilities		91,291	5,722	85,569	76,140	11,054	(1,624)
December 2019
Trading and hedging derivatives	10, 15	36,349	2,388	33,961	25,020	8,210	731
Reverse repurchase, securities borrowing and similar agreements		33,539	21	33,518	33,352	204	(39)
Total assets		69,888	2,409	67,479	58,372	8,415	692
Trading and hedging derivatives	10, 15	38,693	2,394	36,299	25,020	10,613	667
Repurchase, securities lending and similar agreements		43,712	21	43,691	42,974	420	297
Total liabilities		82,404	2,414	79,990	67,993	11,033	964
The amount of recognized financial instruments within derivatives includes the effect in case of compensation with counterparties with which the Group holds netting agreements, while, for repos, it reflects the market value of the collateral associated with the transaction.
7.5Liquidity and Funding risk
Liquidity and funding risk is defined as the incapacity of a bank in meeting its payment commitments due to lack of funds or that, to face those commitments, should have to make use of funding under burdensome terms.
7.5.1Liquidity and Funding Strategy and Planning
The BBVA Group is a multinational financial institution whose business is focused mainly on retail and commercial banking activities. In addition to the retail business model, which forms its core business, the Group engages in corporate and investment banking, through the global CIB (Corporate & Investment Banking) division.

Liquidity and Funding Risk Management aims to maintain a balance sheet structure which allows a sustainable business model. The Group’s liquidity and funding strategy is based on the following pillars:
–The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units (LMU) must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMU.
–Stable customer deposits as the main source of funding in all the LMU, in accordance with the Group’s business model.
–Diversification of the sources of wholesale funding, in terms of maturity, market, instruments, counterparties and currencies, with recurring access to the markets.
–Compliance with regulatory requirements, ensuring the availability of ample liquidity buffers, of high quality, as well as sufficient instruments as required by regulations with the capacity to absorb losses.
–Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.
Liquidity and Funding Risk Management aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments in due time and form or that, to meet them, it has to resort to obtaining funds in burdensome conditions that deteriorate the image or reputation of the entity.
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
Within this strategy, the BBVA Group is organized into eight LMUs composed of the parent company and the bank subsidiaries in each geography, plus the branches that depend on them.
In addition, the policy for managing liquidity and funding risk is also based on the model’s effectiveness and on the planning and integration of risk management into the budgeting process of each LMU, according to the financing risk appetite that it decides to assume in its business.
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
7.5.2Governance and monitoring
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
Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LGU the necessary processes to cover the requirements at corporate and regulatory level, ensuring the integrity of the information provided.
GRM is responsible for ensuring that the liquidity and financing risk in the Group is managed in accordance with the framework established by governing bodies. It also deals with the identification, measurement, monitoring and control of such risks and their communication to the relevant corporate bodies. In order to carry out this task properly, the risk function in the Group has been configured as a single, global function, independent of the management areas.
Additionally, the Group has, in its second line of defense, an Internal Risk Control unit, which performs an independent review of the control of Liquidity and Funding Risk, and a Financial Internal Control Unit that reviews the design and effectiveness of the controls operations on liquidity management and reporting.
As the third line of defense of the Group's internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with a work plan that is drawn up annually.
The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio (LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.
The LCR ratio is a regulatory metric that aims to enable the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a loose level above 100%.

The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each of the LMU which make up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving an appropriate liquidity profile. In geographical areas with dual-currency balances, the indicator is also controlled by currency to manage the mismatches that might occur.
Stable customer funds are considered to be the financing obtained and managed from the LMU among their target customers. Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated (concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.
In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.
Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive dependence on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale financing and the least stable proportion of customer funds In relation to long-term financing, the maturity profile does not present significant concentrations, which makes it possible to adapt the schedule of the planned issuance plan to the best financial conditions in the markets. Lastly, concentration risk is monitored at LMU level, with the aim of ensuring a correct diversification of both the counterparty and type of instrument.
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
In this context, the short-term resistance of the liquidity risk profile is promoted, ensuring that each LMU has sufficient collateral to deal with the risk of the closing of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to one year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.
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
For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s clients; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of BBVA's credit quality.
The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 3 months in general for the different LMU (including Turkey closing the year above 6 months), including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.
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
Finance is the area responsible for the elaboration, monitoring, execution and update of the liquidity and funding plan and of the market access strategy to assist in and improve the stability and diversification of the wholesale funding sources.
In order to implement and establish management in an anticipated manner, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity and funding plan. This framework of limits contributes to the planning of the joint future performance of:
–The loan book, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.
–Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

–Projection of the credit gap, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.
–Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as financial assets at fair value through other comprehensive income and at amortized cost, and additionally on trading portfolios.
–The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.
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
In practice, the execution of the principles of planning and self-funding at the different LMU results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.
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
7.5.3Liquidity and funding performance
The BBVA Group maintains an adequate and dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.
During 2021, liquidity conditions have remained comfortable in all the countries where the BBVA Group operates. The global crisis caused by COVID-19 had a significant impact on financial markets. The effects of this crisis on the Group's balance sheets materialized fundamentally at first, through greater credit line withdrawals by wholesale clients in view of the worsening financing conditions in the markets, with no significant effect on the retail portfolio. These withdrawals were largely paid off over the following quarters. Dealing with this situation of initial uncertainty, the different central banks provided a joint response through specific measures and programs, whose extension, in some cases, has been prolonged during 2021, to facilitate the financing of the real economy and the provision of liquidity in financial markets, supporting the suitability of liquidity buffers in almost all areas with BBVA presence.
The performance of the indicators show that the adequacy of the funding structure remained steady during 2021, 2020 and 2019, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	2021	2020	2019
Group (average)	95%	95%	108%
BBVA S.A.	98%	97%	108%
BBVA Mexico	93%	98%	116%
Garanti BBVA	81%	95%	99%
Other LMU	93%	86%	103%
With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2021. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2021 standing at 165%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required is comfortably exceeded in all subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio. If the impact of these highly liquid assets was considered, the LCR would be 213%, or +48 basis points above the required level.

LCR main LMU
0	2021	2020	2019
Group	165%	149%	129%
BBVA S.A.	190%	173%	147%
BBVA Mexico	245%	196%	147%
Garanti BBVA	211%	183%	206%
One of the key elements in BBVA's Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a consistent liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries. In general, this buffer has been strengthened during 2021 in the LMU.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €138.2 billion, among which, 93% correspond to maximum quality assets (LCR Level 1).
The table below shows the liquidity available by instrument as of December 31, 2021, 2020 and 2019 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

Liquidity available by instrument (Millions of Euros)
	BBVA S.A.			BBVA Mexico			Garanti BBVA			Other
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019 (*)
Cash and withdrawable central bank reserves	35,258	39,330	14,516	12,146	8,930	6,246	8,179	6,153	6,450	6,469	6,831	11,317
Level 1 tradable assets	37,272	48,858	41,961	13,881	9,205	7,295	5,549	7,019	7,953	6,036	6,237	14,930
Level 2A tradable assets	5,234	5,119	403	74	106	316	—	—	—	—	—	344
Level 2B tradable assets	9,492	6,080	5,196	28	11	219	—	—	—	2	—	12
Other tradable assets	27,870	20,174	22,213	343	421	1,269	722	701	669	934	745	1,538
Non tradable assets eligible for central banks	—	—	—	—	—	—	—	—	—	—	—	2,935
Cumulated counterbalancing capacity	115,127	119,560	84,288	26,472	18,672	15,344	14,449	13,873	15,072	13,440	13,814	31,075
(*) In 2019 it includes the balance of the companies in the United States (see Notes 1.3, 3 and 21).
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, calculated by applying the regulatory criteria established in Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019, entered into force in June 2021, and stood at 135% as of December 31, 2021.
The NSFR of BBVA Group and its main LMU at December 31, 2021, 2020 and 2019, was the following:

NSFR main LMU
	2021	2020(*)	2019(*)
Group	135%	127%	120%
BBVA S.A.	126%	121%	113%
BBVA Mexico	149%	138%	130%
Garanti BBVA	162%	154%	151%
(*) Ratio calculated based on the Basel requirements for 2019 and 2020.
Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2021, 2020 and 2019:

December 2021. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	39,761	24,598	—	—	—	—	—	—	—	—	64,359
Deposits in credit entities	—	3,781	400	790	373	299	211	166	8	26	6,056
Deposits in other financial institutions	2	901	801	584	727	432	694	470	261	469	5,343
Reverse repo, securities borrowing and margin lending	—	33,856	11,611	2,945	1,063	1,692	2,188	2,239	1,118	739	57,451
Loans and advances	174	18,531	23,185	22,141	11,769	13,782	39,656	30,049	44,508	94,780	298,574
Securities' portfolio settlement	10	1,779	3,606	3,395	2,333	3,958	18,854	13,135	17,214	47,331	111,614

December 2021. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	3,065	1,077	3,498	2,914	1,885	9,477	4,931	12,332	19,991	59,169
Deposits in financial institutions	1,936	4,257	415	825	183	924	496	146	146	579	9,907
Deposits in other financial institutions and international agencies	8,894	2,728	1,700	382	289	227	578	231	337	722	16,087
Customer deposits	281,812	28,806	11,814	4,867	1,717	1,520	1,740	578	863	416	334,132
Security pledge funding	—	52,437	6,858	2,485	1,513	8,252	29,954	5,527	4,755	1,490	113,269
Derivatives, net	(33)	(395)	(176)	(326)	(66)	(641)	100	(122)	(155)	(66)	(1,880)

December 2020. Contractual maturities (Millions of Euros) (*)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	42,518	32,741	—	—	—	—	—	—	—	—	75,258
Deposits in credit entities	—	3,616	677	921	356	461	117	120	2	39	6,309
Deposits in other financial institutions	—	2,202	855	797	734	543	1,251	721	515	500	8,119
Reverse repo, securities borrowing and margin lending	—	20,033	4,757	1,351	364	368	3,320	1,849	891	1,089	34,021
Loans and advances	279	16,939	24,280	23,012	15,579	17,032	46,182	38,851	51,709	110,173	344,036
Securities' portfolio settlement	—	3,896	6,680	6,557	5,084	13,014	9,858	15,494	17,231	50,045	127,859
(*) It includes the balance of the companies in the United States (see Notes 1.3, 3 and 21).

December 2020. Contractual maturities (Millions of Euros) (*)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	4,750	2,618	3,963	1,283	1,543	10,573	7,505	12,793	23,839	68,868
Deposits in financial institutions	8,838	7,859	254	741	152	726	825	189	166	371	20,120
Deposits in other financial institutions and international agencies	12,735	4,324	2,694	588	353	272	957	337	459	870	23,589
Customer deposits	308,360	39,978	13,416	6,808	4,526	4,366	3,361	1,213	869	799	383,694
Security pledge funding	—	41,239	5,301	1,643	1,192	368	11,304	28,510	3,740	1,516	94,812
Derivatives, net	—	(722)	15	(961)	(85)	134	(400)	(157)	(264)	(159)	(2,599)
(*) It includes the balance of the companies in the United States (see Notes 1.3, 3 and 21).

December 2019. Contractual maturities (Millions of Euros) (*)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	20,954	20,654	—	—	—	—	—	—	—	—	41,608
Deposits in credit entities	—	3,591	283	488	585	503	189	24	120	432	6,216
Deposits in other financial institutions	—	1,336	1,120	796	589	991	1,420	1,072	672	2,089	10,084
Reverse repo, securities borrowing and margin lending	—	21,612	3,858	2,287	561	808	4,121	1,838	411	803	36,299
Loans and advances	157	22,015	25,056	24,994	15,777	16,404	42,165	35,917	54,772	122,098	359,354
Securities' portfolio settlement	—	1,622	3,873	6,620	2,017	7,292	21,334	6,115	13,240	46,022	108,136
(*) It includes the balance of the companies in the United States (see Notes 1.3, 3 and 21).

December 2019. Contractual maturities (Millions of Euros) (*)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	1,393	1,714	4,208	1,645	4,386	8,328	10,608	10,803	27,840	70,927
Deposits in financial institutions	7,377	7,608	493	1,122	172	1,514	386	614	206	510	20,004
Deposits in other financial institutions and international agencies	10,177	3,859	867	381	367	257	982	503	499	952	18,843
Customer deposits	271,638	43,577	18,550	10,013	7,266	6,605	3,717	2,062	854	1,039	365,321
Security pledge funding	—	45,135	3,202	15,801	1,456	653	3,393	7,206	759	1,308	78,914
Derivatives, net	—	(66)	(25)	29	(11)	1,097	(830)	(278)	(333)	(420)	(838)
(*) It includes the balance of the companies in the United States (see Notes 1.3, 3 and 21).
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
The most relevant aspects related to the main geographical areas are the following:
–In the Eurozone, BBVA has continued to maintain an adequate position with a large high-quality liquidity buffer. During 2021, commercial activity has drawdown liquidity amounting to approximately €9 billion due to the increase in lending activity, especially in the last quarter of the year, as well as the decrease in the volume of deposits, mainly wholesale. It should also be noted that in the second quarter of 2021, the payment of the BBVA USA sale transaction was collected. In addition, in March 2021, BBVA S.A. took part in the TLTRO III liquidity window program to take advantage of the improved conditions announced by the European Central Bank (ECB) in December 2020, with an amount drawn of €3.5 billion that, together with the €34.9 billion available at the end of December 2020, amount to €38.4 billion at the end of December 2021.
–In BBVA Mexico, commercial activity has provided liquidity between January and December 2021 in the amount of approximately 73 billion Mexican pesos, derived from a higher growth in customer funds compared to the growth in lending activity. This increased liquidity is expected to be reduced due to the recovery in lending activity expected in 2022. This stable liquidity position has contributed to an efficient policy in the cost of funding, in an environment of higher interest rates. In terms of wholesale issuances, there was no need to refinance any maturities in 2021, having matured in 2021 a subordinated issue amounting to USD 750 million and a senior issue amounting to 4,500 million Mexican pesos.
–In the fourth quarter, the Central Bank of the Republic of Turkey made a series of cuts in benchmark rates, despite the increases in the inflation rate, for a total of 400 basis points to 14%, triggering an adverse reaction from the markets and severe currency depreciation. In order to alleviate the depreciation of the currency, during the month of December, the Turkish government implemented a new mechanism to encourage local currency deposits. During 2021, the lending gap in local currency has widened, with a higher increase in loans than in deposits, while the lending gap in foreign currency has narrowed, due to a decline in loans and an increase in deposits. Garanti BBVA continues to maintain a stable liquidity position.
–In South America, the liquidity situation remains adequate throughout the region, despite the fact that central banks in the region have started rate hike cycles and withdrawal of stimulus programs that mitigate the impact of the COVID-19 crisis. In Argentina, liquidity in the system and in BBVA continues to increase due to the higher growth in deposits than in loans in local currency. In BBVA Colombia, activity picks up accompanied by the growth in deposits. BBVA Peru maintains stable levels of liquidity, while reducing excess liquidity due to growth in lending activity, combined with a contraction of deposits, following a costs control strategy.
The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:
–In March 2021, BBVA S.A. issued a senior preferred debt for an amount of €1 billion, with a maturity of 6 years and an option for early redemption after five years. In September 2021, BBVA S.A. issued a floating rate senior preferred bond totaling €1 billion and maturing in 2 years, the fifth issue made by BBVA linked to environmental, social and governance (ESG) criteria. Additionally, in January 2022, BBVA S.A. issued a €1 billion senior non-preferred bond, with a maturity of 7 years and an option for early redemption in the sixth year, with a coupon of 0.875%.

–In Turkey, there have been no issuances in 2021. The Bank renewed its syndicated loans in June and November, indexed to sustainability criteria. On June 2, BBVA Garanti renewed 100% of a syndicated loan, formed by two separate tranches, amounting to USD 279m and €294m, with a 1-year maturity and a cost of Libor +2.50% and Euribor +2.25%, respectively. In November, the Bank renewed 100% of the second tranche of the mentioned loan, for USD 365m and €247m, at a cost of Libor + 2.15% and Euribor + 1.75% respectively.
–In South America, BBVA Uruguay issued in February 2021 the first sustainable bond on the Uruguayan financial market for USD 15m at an initial interest rate of 3.854%.
The liquidity position of the rest of subsidiaries has continued to be stable in all the jurisdictions in which the Group operates.
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
7.5.4Asset encumbrance
As of December 31, 2021, 2020 and 2019, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

Encumbered and unencumbered assets (Millions of Euros)
	Encumbered assets						Unencumbered assets
	Book value			Fair value			Book value			Fair value
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Assets	114,336	121,999	101,792				548,548	614,260	596,898
Equity instruments	307	2,134	3,526	307	2,134	3,526	22,280	14,556	12,113	22,280	14,556	12,113
Debt securities	31,557	29,379	29,630	29,527	26,112	29,567	89,307	100,108	95,611	89,307	100,108	95,611
Loans and advances and other assets	82,472	90,486	68,636				436,962	499,595	489,174
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
As of December 31, 2021, 2020 and 2019, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued			Fair value of collateral received or own debt securities issued available for encumbrance			Fair value of collateral received or own debt securities issued not available for encumbrance
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Collateral received	40,905	30,723	38,496	17,029	8,652	9,208	1,719	1,071	48
Equity instruments	289	239	65	265	204	70	—	—	—
Debt securities	40,616	30,484	38,431	16,764	8,448	9,130	1,719	1,071	38
Loans and advances and other assets	—	—	—	—	—	8	—	—	10
Own debt securities issued other than own covered bonds or ABSs	—	3	—	50	94	82	—	—	—
The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.
As of December 31, 2021, 2020 and 2019, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	Matching liabilities, contingent liabilities or securities lent			Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
	2021	2020	2019	2021	2020	2019
Book value of financial liabilities	137,242	131,352	124,252	151,275	147,523	135,500
Derivatives	15,368	16,611	19,066	15,191	16,348	20,004
Deposits	109,311	98,668	87,906	120,957	111,726	94,240
Outstanding subordinated debt	12,563	16,073	17,280	15,127	19,449	21,256
Other sources	620	653	449	3,966	5,202	4,788
8Fair value of financial instruments
Framework and processes control
As part of the process established in the Group for determining the fair value so that financial assets and liabilities are properly following the IFRS 13 principles: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.
BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.
These areas attempt to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas complying with the governance of BBVA Group's official models.
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
The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:
–Level 1: Valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.
–Level 2: Valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.
–Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2021, the affected instruments at fair value accounted for approximately 0.74% of financial assets and 0.35% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.
8.1Fair value of financial instruments
The fair value of the Group’s financial instruments in the accompanying consolidated balance sheets and its corresponding carrying amounts, as of December 31, 2021, 2020 and 2019 are presented below:

Fair Value and Carrying Amount (Millions of euros)
		2021		2020		2019
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	67,799	67,799	65,520	65,520	44,303	44,303
Financial assets held for trading	10	123,493	123,493	105,878	105,878	99,469	99,469
Non-trading financial assets mandatorily at fair value through profit or loss	11	6,086	6,086	5,198	5,198	5,557	5,557
Financial assets designated at fair value through profit or loss	12	1,092	1,092	1,117	1,117	1,214	1,214
Financial assets at fair value through other comprehensive income	13	60,421	60,421	69,440	69,440	61,183	61,183
Financial assets at amortized cost	14	372,676	377,451	367,668	374,267	439,162	442,788
Derivatives – Hedge accounting	15	1,805	1,805	1,991	1,990	1,729	1,729
LIABILITIES
Financial liabilities held for trading	10	91,135	91,135	84,109	84,109	86,414	86,413
Financial liabilities designated at fair value through profit or loss	12	9,683	9,683	10,050	10,050	10,010	10,010
Financial liabilities at amortized cost	22	487,893	488,733	490,606	491,006	516,641	515,910
Derivatives – Hedge accounting	15	2,626	2,626	2,318	2,318	2,233	2,233
Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at amortized cost (including their fair value although this value is not used when accounting for these instruments).

8.1.1Fair value of financial instruments recognized at fair value, according to valuation criteria
Below are the different elements used in the valuation technique of financial instruments.
Active Market
BBVA considers an active market as a market that allows the observation of bid and offer prices representative of the levels to which the market participants are willing to negotiate an asset, with sufficient frequency and volume.
Furthermore, BBVA would consider as traded in an “Organized Market” quotations for assets or liabilities from Over The Counter (OTC) markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.
The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by level used to determine their fair value as of December 31, 2021, 2020 and 2019:

Fair Value of Financial Instruments by Levels (Millions of Euros)
	2021			2020			2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	32,371	87,736	3,386	32,555	71,938	1,386	31,135	67,262	1,072
Equity instruments	15,925	—	37	11,367	31	60	8,832	—	59
Debt securities	11,877	13,725	189	12,790	11,123	57	18,076	8,178	55
Loans and advances	615	47,279	2,913	2,379	26,741	1,148	697	30,491	849
Derivatives	3,954	26,732	247	6,019	34,043	121	3,530	28,593	109
Non-trading financial assets mandatorily at fair value through profit or loss	4,378	522	1,186	3,826	381	992	4,305	92	1,160
Equity instruments	4,158	394	751	3,612	57	465	4,223	1	103
Debt securities	—	128	—	4	324	28	—	91	19
Loans and advances	220	—	435	210	—	499	82	—	1,038
Financial assets designated at fair value through profit or loss	916	176	—	939	178	—	1,214	—	—
Equity instruments	—	—	—	—	—	—	—	—	—
Debt securities	916	176	—	939	178	—	1,214	—	—
Loans and advances	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	52,157	7,545	719	60,976	7,866	598	50,896	9,203	1,084
Equity instruments	1,178	36	106	961	34	105	1,794	146	480
Debt securities	50,952	7,509	613	59,982	7,832	493	49,070	9,057	604
Loans and advances	27	—	—	33	—	—	33	—	—
Derivatives – Hedge accounting	63	1,733	9	120	1,862	8	44	1,685	—
LIABILITIES
Financial liabilities held for trading	26,215	64,305	615	27,587	56,127	395	26,266	59,438	710
Trading derivatives	4,755	26,560	389	7,402	34,046	232	4,425	29,466	175
Short positions	15,124	11	—	11,805	504	3	12,246	1	2
Deposits	6,335	37,733	226	8,381	21,577	159	9,595	29,971	533
Financial liabilities designated at fair value through profit or loss	1	8,243	1,439	—	8,558	1,492	—	8,629	1,382
Customer deposits	—	809	—	—	902	—	—	944	—
Debt certificates	1	1,956	1,439	—	3,038	1,492	—	3,274	1,382
Other financial liabilities	—	5,479	—	—	4,617	—	—	4,410	—
Derivatives – Hedge accounting	53	2,573	—	53	2,250	15	30	2,192	11

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2021, 2020 and 2019.

Fair value of Financial Instruments by levels.(Millions of euros)
	2021		2020		2019
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	87,736	3,386	71,938	1,386	69,092	1,508
Equity instruments	—	37	31	60	—	59	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	-NAV provided by the administrator of the fund
Debt securities	13,725	189	11,123	57	8,178	55	Present-value method (Discounted future cash flows) Observed prices in non-active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Loans and advances	47,279	2,913	26,741	1,148	30,491	849	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates - Funding interest rates not observed in the market or in consensus services
Derivatives	26,732	247	34,043	121	28,593	109
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps y FRA): Discounted cash flows
Caps/Floors: Black 76, Hull-White y SABR
Bond options: Black 76
Swaptions: Black, Hull-White y LGM
Other Interest rate Options: Black 76, Hull-White y LGM
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss	522	1,186	381	992	92	1,160
Equity instruments	394	751	57	465	1	103	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	128	—	324	28	91	19	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Loans and advances	—	435	—	499	—	1,038	Specific liquidation criteria regarding losses of the EPA proceedings PD and LGD of the internal models, valuations and specific criteria of the EPA proceedings Discounted future cash flows		- Prepayment rates - Business plan of the underlying asset, WACC, macro scenario - Property valuation
Financial assets designated at fair value through profit or loss	176	—	178	—	—	—	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates
Debt securities	176	—	178	—	—	—
Financial assets at fair value through other comprehensive income	7,545	719	7,866	598	9,203	1,084
Equity instruments	36	106	34	105	146	480	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	7,509	613	7,832	493	9,057	604	Present-value method (Discounted future cash flows) Observed prices in non-active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Hedging derivatives	1,733	9	1,862	8	1,685	—
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps y FRA): Discounted cash flows
Caps/Floors: Black, Hull-White y SABR
Bond options: Black 76
Swaptions: Black 76, Hull-White y LGM
Other Interest rate Options: Black 76, Hull-White y LGM
Constant maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Black 76, Momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and Discounted cash flows

Fair Value of Financial Instruments by Levels.(Millions of Euros)
	2021		2020		2019
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
LIABILITIES
Financial liabilities held for trading	64,305	615	56,127	395	61,588	827
Deposits	37,733	226	21,577	159	29,971	533	Present-value method (Discounted future cash flows)	- Interest rate yield - Funding interest rates observed in the market or in consensus services - Exchange rates	- Funding interest rates not observed in the market or in consensus services
Derivatives	26,560	389	34,046	232	29,466	175
Interest rate	Interest rate products (Interest rate Swaps, call money Swaps y FRA): Discounted cash flows
Caps/Floors: Black 76, Hull-White y SABR
Bond options: Black 76
Swaptions: Black 76, Hull-White y LGM
Other Interest rate Options: Black 76, Hull-White, SABR y LGM
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Correlation between tenors - Interest rates volatility
Equity							Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment and Heston		- Volatility of volatility - Assets correlation
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Black 76, Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Short positions	11	—	504	3	1	2	Present-value method (Discounted future cash flows)		- Prepayment rates - Issuer´s credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	8,243	1,439	8,558	1,492	8,629	1,382	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,573	—	2,250	15	2,192	11
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps y FRA): Discounted cash flows
Caps/Floors: Black 76, Hull-White y SABR
Bond options: Black 76
Swaptions: Black, Hull-White y LGM
Other Interest rate Options: Black 76, Hull-White, SABR y LGM
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Black 76, Local Volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Main valuation techniques

The main techniques used for the assessment of the majority of the financial instruments classified in Level 3, and its main unobservable inputs, are described below:
–The net present value (net present value method): This technique uses the future cash flows of each financial instrument, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:
a.Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.
b.Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.
–Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks used to calculate a reference yield based on relative movements from the entry price or current market levels. Further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument may be added. It can also be assumed that the price of the financial instrument is equivalent to the comparable instrument.
–Net asset value: This technique utilizes certain assumptions to use net asset value as representative of fair value, which is equal to the total value of the assets and liabilities of a fund published by the managing entity.
–Gaussian copula: This model is used to integrate default probabilities of credit instruments referenced to more than one underlying CDS. The joint density function used to value the instrument is constructed by using a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.
–Black 76: variant of Black Scholes model, whose main application is the valuation of bond options, cap floors and swaptions where the behavior of the Forward and not the Spot itself, is directly modeled.
–Black Scholes: The Black Scholes model postulates log-normal distribution for the prices of securities, so that the expected return under the risk neutral measure is the risk free interest rate. Under this assumption, the price of vanilla options can be obtained analytically, so that inverting the Black- Scholes formula, the implied volatility for process of the price can be calculated.
–Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.
–Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the underlying interest rate. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic applied in rate/credit hybrid operative. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.
–Local Volatility: In the local volatility models, the volatility, instead of being static, evolves deterministically over time according to the level of moneyness (i.e. probability that the option has a positive value on its date of expiration) of the underlying, capturing the existence of volatility smiles. The volatility smile of an option is the empirical relationship observed between its implied volatility and its strike price. These models are appropriate for options whose value depends on the historical evolution of the underlying which use Monte Carlo simulation technique for their valuation.
Unobservable inputs
Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2021, 2020 and 2019:

Unobservable inputs. December 2021
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit Spread	2.72	125.41	2,374.39	bp
		Recovery Rate	0.00%	37.34%	40.00%	%
			0.10%	96.63%	144.11%	%
Equity/Fund instruments (*)	Net Asset Value
	Comparable Pricing
Loans and advances	Present value method	Repo funding curve	(2.71)%	1.16%	4.99%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation Default	34.56%	43.47%	52.78%	%
	Black 76	Price Volatility	—			Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (**)
		Correlations	(88)%	60%	99%	%
		Volatility	5.57	26.30	62.00	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	3.96	9.71	16.34	Vegas
IR Derivatives	Option models on IR underlyings	Beta	0.25	2.00	18.00%
		Correlation Rate/Credit	(100)		100%
		Credit Default Volatility	—	—	—	Vegas
(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(**) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2020
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit Spread	4.32	47.01	564.22	bp
		Recovery Rate	0.00%	37.06%	40.00%	%
			0.10%	99.92%	143.87%	%
Equity/Fund instruments (*)	Net Asset Value
	Comparable Pricing
Loans and advances	Present value method	Repo funding curve	(1.18)%	(0.25)%	0.74%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation Default	30.40%	44.87%	60.95%	%
	Black 76	Price Volatility	—			Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (**)
		Correlations	(77)%	51%	98%	%
		Volatility	6.52	29.90	141.77	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	4.11	10.00	16.14	Vegas
IR Derivatives	Option models on IR underlyings	Beta	0.25	2.00	18.00%
		Correlation Rate/Credit	(100)		100%
		Credit Default Volatility	—	—	—	Vegas
(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(**) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2019
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Loans and advances	Present value method	Repo funding curve	(6)	16	100	bp
Debt securities	Comparable pricing	Credit spread	18	83	504	bp
		Recovery rate	0.00%	28.38%	40.00%	%
			0.01%	98.31%	135.94%	%
Equity instruments (*)	Net asset value
	Comparable pricing
Credit option	Gaussian Copula	Correlation default	19.37%	44.33%	61.08%	%
Corporate Bond option	Black 76	Price volatility	—			Vegas
Equity OTC option	Heston	Forward volatility skew	35.12	35.12	35.12	Vegas
	Local volatility	Dividends (**)
		Volatility	2.49	23.21	60.90	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	3.70	6.30	10.05	Vegas
Interest rate options	Libor Market Model	Beta	0.25	2.00	18.00%
		Correlation rate/Credit	(100)		100%
		Credit default Volatility	—	—	—	Vegas
(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(**) The range of unobservable dividends is too wide range to be relevant.
Adjustments to the valuation
Under IFRS 13, the entity must estimate the value taking into account the assumptions and conditions that market participants would have when setting the price of the asset or liability on the valuation date.
In order to comply with the fair value requirements, the entity applies adjustments to the fair valuation considering, default criteria, inherent and from the counterparties, valuation risk from funding and valuation risks due to valuation uncertainty and related to the prudent valuation criteria. All of the above are aligned with the regulatory requirements (EBA CRR 105.10) and considering model risk, liquidity risk (Bid / Offer) and price uncertainty risk.
Adjustments to the valuation for risk of default
The fair value of liabilities should reflect the entity's default risk, which includes, among other components, its own credit risk. Taking this into account, the Group makes valuation adjustments for credit risk in the estimates of the fair value of its assets and liabilities.
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
An additional adjustment for Own Credit Adjustment (OCA) is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9.

The amounts recognized in the consolidated balance sheet as of December 31, 2021, 2020 and 2019 related to the valuation adjustments to the credit assessment of the derivative asset as Credit Valuation Adjustments (CVA) were €-121 million, €-142 million and €-106 million respectively, and the valuation adjustments to the derivative liabilities as Debit Valuation Adjustment (DVA) were €104 million, €124 million and €117 million, respectively. The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2021, 2020 and 2019 corresponding to the mentioned adjustments was a net impact of €0 million, €-29 million and €67 million respectively.
Valuation adjustments for financing risk
The fair value of the positions recorded at fair value must reflect the entity's financing risk. Taking into account the above, the Group makes adjustments for financing risk valuation (Funding Valuation Adjustment FVA) in the estimates of the fair value of its assets and liabilities.
The adjustment to the valuation for financing risk incorporates the cost of financing implicit in the valuation of positions at fair value. This adjustment reflects the cost of funding for non-collateralized or partially collateralized operations.
Additionally, as of December 31, 2021, 2020 and 2019, €-11 million, €-9 million and €-8 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet, being the impact on results €-1 million, €-1 million and €4 million, respectively.
Valuation adjustments for valuation uncertainty
The fair value of the positions recorded at fair value must reflect the valuation risk derived from the uncertainty in the valuation for concepts of pure uncertainty of prices, liquidity risk and model risks. This adjustment is aligned with the regulatory requirements for prudent valuation via valuation adjustments with an impact on CET1, and meets the requirements of EBA CRR 105.10 for this purpose.
The adjustment to the valuation for liquidity incorporates an adjustment for Bid / Offer spreads in the valuation of derivatives that do not meet the necessary conditions to be considered a Market Maker operation.
The adjustment to the valuation for model risk captures the uncertainty in the price associated with the products valued with the use of a valuation model ("Mark to Model") given the existence of more than one possible model applicable to the valuation of the product or the calibration of its parameters from the observations of inputs in the market.
The adjustment to the valuation for price uncertainty includes the uncertainty associated with the dispersion in the values observed in the market for the prices taken in the valuation of assets or as inputs in the valuation models. The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2021 corresponding to the mentioned adjustments was a net impact of €-30 million.
Financial assets and liabilities classified as Level 3
The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

Financial assets Level 3: Changes in the year (Millions of Euros)
	2021		2020		2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	2,984	1,902	3,316	2,103	3,527	4,115
Changes in fair value recognized in profit and loss (*)	338	143	611	296	112	71
Changes in fair value not recognized in profit and loss	(47)	(10)	(89)	(4)	2	—
Acquisitions, disposals and liquidations (**)	2,531	156	(725)	(652)	(432)	479
Net transfers to Level 3	(436)	(80)	549	199	76	(2,751)
Exchange differences and others	(69)	(56)	(160)	(35)	31	189
Discontinued operations (***)	—	—	(518)	(5)	—	—
Balance at the end	5,301	2,054	2,984	1,902	3,316	2,103
(*)Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2021, 2020 and 2019. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.
(**) Of which, in 2021, the assets roll forward is comprised of €2,742 million of acquisitions and €211 million of disposals. The liabilities roll forward is comprised of €213 million of acquisitions and €57 million of sales.
(***)The balance of 2020 corresponds mainly to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
In 2021 there was an increase in the trading portfolio mainly due to the evolution of loans and advances and their corresponding funding with deposits. In line with this increase in the activity, there is a higher volume of exposures classified as level 3 which mainly corresponds to temporary acquisitions of assets, despite having improved throughout the year the observability of the inputs used to value these assets in the market.
In 2020, a reduction was made in financial assets held for trading and financial liabilities held for trading classified as Level 2 in the fair value hierarchy for an amount of €1,918 million and a reduction in financial assets held for trading and Financial liabilities held for trading classified as Level 3 in the fair value hierarchy for an amount of €461 million euros (see Note 1.3).

In 2019, certain interest rate yields were adapted to those observable in the market, which mainly affected the valuation of certain deposit classes recorded under “Financial liabilities at amortized cost” and certain insurance products recorded under “Financial liabilities designated at fair value through profit or loss - Other financial liabilities”, and, as a result thereof, their classification changed from Level 3 to Level 2. Additionally, €1,285 million in assets held for trading and €649 million in liabilities held for trading were classified in Level 3, mainly due to certain reverse repurchase and repurchase agreements, due to the non-observability and liquidity in the interest rate yield for the financing of assets applied in the calculation of their fair value.
For the years ended December 31, 2021, 2020 and 2019, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.
Transfers among levels
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
The financial instruments transferred among the different levels of measurement for the years ended December 31, 2021, 2020 and 2019 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2021, 2020 and 2019:

Transfers among levels. December 2021 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		924	2	35	184	10	637
Non-trading financial assets mandatorily at fair value through profit or loss		8	—	—	—	14	23
Financial assets designated at fair value through profit or loss		—	—	—	—	—	—
Financial assets at fair value through other comprehensive income		596	17	506	50	—	6
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		1,528	19	542	234	24	665
LIABILITIES
Financial liabilities held for trading		562	—	24	57	15	95
Financial liabilities designated at fair value through profit or loss		—	—	—	38	—	65
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		562	—	24	95	15	160

Transfer among levels (Millions of Euros)
		2020						2019
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		1,460	11	203	548	4	98	74	—	1,119	502	1	160
Non-trading financial assets mandatorily at fair value through profit or loss		9	11	4	—	—	17	—	—	23	2	—	44
Financial assets designated at fair value through profit or loss		143	—	—	—	—	—	—	—	—	—	1	—
Financial assets at fair value through other comprehensive income		484	—	135	96	—	6	6	6	4	209	—	454
Derivatives – Hedge accounting		—	—	—	8	—	—	—	—	—	26	—	10
Total		2,096	22	342	652	4	121	79	6	1,145	739	2	667
LIABILITIES
Financial liabilities held for trading		8	3	—	180	—	13	1	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss		—	—	—	56	—	27	—	—	—	27	—	2,679
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	27	—	125
Total		8	3	—	236	—	40	1	—	—	54	—	2,804

The amount of financial instruments that were transferred among levels of valuation during the year ended December 31, 2021 is not material relative to the total portfolios, and corresponds to the above changes in the classification among levels these financial instruments modified some of their features, specifically:
–Transfers among Levels 1 and 2 represent mainly derivatives, debt securities and short positions, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).
–Transfers from Level 2 to Level 3 are mainly due to transactions of financial assets held for trading, financial assets at fair value through other comprehensive income, financial liabilities held for trading and financial liabilities designated at fair value through profit or loss.
–Transfers from Level 3 to Level 2 generally affect derivatives, loans and advances and debt securities transactions, for which inputs observable in the market have been obtained.
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
As of December 31, 2021, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments Level 3: sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement		Potential impact on other comprehensive income
	Most favorable hypothesis	Least favorable hypothesis	Most favorable hypothesis	Least favorable hypothesis
ASSETS
Financial assets held for trading	33	(57)	—	—
Loans and advances	4	(4)	—	—
Debt securities	24	(24)	—	—
Equity instruments	1	(25)	—	—
Derivatives	5	(5)	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	35	(36)	—	—
Loans and advances	16	(5)	—	—
Debt securities	10	(10)	—	—
Equity instruments	9	(21)	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	41	(43)
Total	68	(93)	41	(43)
LIABILITIES
Financial liabilities held for trading	3	(3)	—	—
Total	3	(3)	—	—
8.2Fair value of financial instruments carried at cost, by valuation criteria
The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:
Financial assets
–Cash, balances at central banks and other demand deposits / loans to central banks / short-term loans to credit institutions/ Repurchase agreements: in general, their fair value approximates to their book value, due to the nature of the counterparty and because they are mainly short-term balances in which the book value is the most reasonable estimation of the value of the asset.
–Loans to credit institutions which are not short-term and loans to customers: In general, the fair value of these financial assets is determined by the discount of expected future cash flows, using market interest rates at the time of valuation adjusted by the credit spread and taking all kind of behavioral hypothesis if it is considered to be relevant (prepayment fees, optionality, etc.).

–Debt securities: Fair value estimated based on the available market price or by using internal valuation methodologies.
Financial liabilities
–Deposits from central banks: for recurrent liquidity auctions and other monetary policy instruments of central banks / short-term deposits, from credit institutions / repurchase agreements / short term customer deposits: their book value is considered to be the best estimation of their fair value.
–Deposits of credit institutions which are not short-term and term customer deposits: these deposits are valued by discounting future cash flows using the interest rate curve in effect at the time of the adjustment adjusted by the credit spread and incorporating any behavioral assumptions if this proves relevant (early repayments, optionalities, etc.).
–Debt certificate (Issuances): The fair value estimation of these liabilities depends on the availability of market prices or by using the present value method: discount of future cash flows, using market interest rates at valuation time and taking into account the credit spread.
The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2021, 2020 and 2019, broken down according to the method of valuation used for the estimation:

Fair value of financial instruments at amortized cost by Levels (Millions of Euros)
	2021			2020			2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	67,581	—	218	65,355	—	165	44,111	—	192
Financial assets at amortized cost	33,213	13,033	331,205	35,196	15,066	324,005	29,391	217,279	196,119
LIABILITIES
Financial liabilities at amortized cost	91,870	243,847	153,016	90,839	255,278	144,889	67,229	289,599	159,082
The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2021, 2020 and 2019:

Fair Value of financial Instruments at amortized cost by valuation technique (Millions of Euros)
	2021		2020		2019		Valuation technique(s)	Main inputs used
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
ASSETS
Financial assets at amortized cost	13,033	331,205	15,066	324,005	217,279	196,119	Present-value method (Discounted future cash flows)
Loans and advances to central banks	—	—	—	—	—	2		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	863	12,329	1,883	12,641	9,049	4,628		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	3,416	318,059	3,904	310,924	194,897	190,144		- Credit spread - Prepayment rates - Interest rate yield
Debt securities	8,755	817	9,279	440	13,333	1,345		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	243,847	153,016	255,278	144,889	289,599	159,082
Deposits from central banks	—	300	—	207	129	—	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from credit institutions	14,853	4,916	22,914	4,633	21,575	6,831
Deposits from customers	209,345	137,803	210,097	129,525	245,720	135,514
Debt certificates	10,014	4,391	14,413	4,848	14,194	11,133
Other financial liabilities	9,636	5,606	7,854	5,676	7,981	5,604

In 2020, the level of significance of the unobservable inputs used to determine the fair value hierarchy of loans and advances to customers at amortized cost was refined, resulting in a greater exposure classified as Level 3. This revision was carried out in the context of the availability of new information which was more adjusted to the changes that have occurred both in market conditions and in the composition of credit investment. The effect on consolidated results and equity resulting from this review did not represent any change.

9.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	Notes	2021	2020	2019
Cash on hand		6,877	6,447	7,060
Cash balances at central banks (*)		55,004	53,079	31,756
Other demand deposits		5,918	5,994	5,488
Total	8.1	67,799	65,520	44,303
(*) The variation in 2020 with respect to 2019 is mainly due to an increase in balances of BBVA, S.A. at the Bank of Spain.
10.Financial assets and liabilities held for trading
10.1Breakdown of the balance
The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2021	2020	2019
ASSETS
Derivatives (*)		30,933	40,183	32,232
Equity instruments	7.2.2	15,963	11,458	8,892
Credit institutions		816	633	1,037
Other sectors		15,147	10,824	7,855
Debt securities	7.2.2	25,790	23,970	26,309
Issued by central banks		936	1,011	840
Issued by public administrations		21,946	19,942	23,918
Issued by financial institutions		1,130	1,479	679
Other debt securities		1,778	1,538	872
Loans and advances (**)	7.2.2	50,807	30,268	32,037
Loans and advances to central banks		3,467	53	535
Reverse repurchase agreement		3,467	53	535
Loans and advances to credit institutions		31,916	18,317	19,020
Reverse repurchase agreement		31,901	18,310	18,953
Loans and advances to customers		15,424	11,898	12,482
Reverse repurchase agreement		14,916	11,295	12,187
Total assets	8.1	123,493	105,878	99,469
LIABILITIES
Derivatives (*)		31,705	41,680	34,066
Short positions		15,135	12,312	12,249
Deposits (**)		44,294	30,117	40,099
Deposits from central banks		11,248	6,277	7,635
Repurchase agreement		11,248	6,277	7,635
Deposits from credit institutions		16,176	14,377	22,704
Repurchase agreement		15,632	14,035	22,313
Customer deposits		16,870	9,463	9,761
Repurchase agreement		16,824	9,418	9,689
Total liabilities	8.1	91,135	84,109	86,414
(*) The variation in 2021 is mainly due to the evolution of interest rate derivatives at BBVA, S.A.
(**) The variation in 2021 corresponds mainly to the evolution of "Reverse repurchase agreement" of BBVA S.A., partially offset by the evolution of "Repurchase agreement". The information for 2020 and 2019 has been subject to certain non-significant modifications in order to improve comparability with the figures for financial year 2021 (see Note 1.3).
As of December 31, 2021, 2020 and 2019 “Short positions” include €14,298, €11,696 and €11,649 million, respectively, held with general governments.

10.2Derivatives
The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2021, 2020 and 2019, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions and other financial corporations, and are related to foreign-exchange, interest-rate and equity risk.
Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2021			2020			2019
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	15,782	15,615	3,902,760	26,451	26,028	3,252,066	21,004	20,378	3,024,794
OTC	15,774	15,610	3,884,561	26,447	26,020	3,233,718	21,004	20,377	2,997,443
Organized market	8	5	18,199	3	8	18,348	—	1	27,351
Equity instruments	2,802	4,123	72,656	2,626	4,143	72,176	2,263	3,499	84,140
OTC	775	1,930	48,695	584	1,836	42,351	353	1,435	40,507
Organized market	2,028	2,192	23,962	2,042	2,307	29,825	1,910	2,065	43,633
Foreign exchange and gold	12,104	11,471	533,395	10,952	11,216	461,898	8,608	9,788	472,194
OTC	12,090	11,445	526,590	10,942	11,216	457,180	8,571	9,782	463,662
Organized market	14	26	6,805	10	—	4,719	37	6	8,532
Credit	236	490	19,937	153	292	23,411	353	397	29,077
Credit default swap	236	254	18,121	146	156	21,529	338	283	26,702
Credit spread option	—	—	—	—	—	—	—	2	150
Total return swap	—	236	1,815	7	136	1,882	14	113	2,225
Other	—	—	—	—	—	—	—	—	—
Commodities	8	7	149	1	1	26	4	4	64
DERIVATIVES	30,933	31,705	4,528,897	40,183	41,680	3,809,577	32,232	34,066	3,610,269
Of which: OTC - credit institutions	21,069	22,488	1,073,921	24,432	27,244	958,017	19,962	22,973	1,000,243
Of which: OTC - other financial corporations	3,300	3,075	3,257,382	8,211	8,493	2,663,978	6,028	6,089	2,370,988
Of which: OTC - other	4,514	3,919	148,629	5,484	3,627	134,690	4,294	2,932	159,521
11.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2021	2020	2019
Equity instruments (*)	7.2.2	5,303	4,133	4,327
Debt securities	7.2.2	128	356	110
Loans and advances to customers	7.2.2	655	709	1,120
Total	8.1	6,086	5,198	5,557
(*) The variation in 2021 is mainly due to increased exposure to investment funds in Mexican insurance companies, as a result of increases in the volume of products and the evolution of investment activity in fintech companies.
12.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2021	2020	2019
ASSETS
Debt securities	7.2.2 / 8.1	1,092	1,117	1,214
LIABILITIES
Customer deposits		809	902	944
Debt certificates issued		3,396	4,531	4,656
Other financial liabilities: Unit-linked products		5,479	4,617	4,410
Total liabilities	8.1	9,683	10,050	10,010
Within “Financial liabilities designated at fair value through profit or loss”, liabilities linked to insurance products where the policyholder bears the risk (unit-link) are recorded. Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.
In addition, the assets and liabilities are included in these headings to reduce inconsistencies (asymmetries) in the valuation of those operations and those used to manage their risk.
13.Financial assets at fair value through other comprehensive income
13.1Breakdown of the balance
The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	2021	2020	2019
Equity instruments	7.2.2	1,320	1,100	2,420
Debt securities (*)		59,074	68,308	58,731
Loans and advances to credit institutions	7.2.2	27	33	33
Total	8.1	60,421	69,440	61,183
Of which: loss allowances of debt securities		(74)	(97)	(110)
(*) The variation, in the last 3 years, corresponds mainly to changes in the portfolio of financial assets issued by governments in BBVA, S.A.
During financial years 2021, 2020 and 2019, there have been no significant reclassifications from the heading “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”.
13.2Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2021, 2020 and 2019 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	2021				2020				2019
	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value
Listed equity instruments
Spanish companies shares	2,235	—	(1,146)	1,088	2,182	—	(1,309)	873	2,181	—	(507)	1,674
Foreign companies shares	98	35	(8)	125	100	38	(17)	121	136	87	(11)	213
The United States	29	—	—	29	27	—	—	27	30	47	—	78
Mexico	1	28	—	29	1	33	—	34	1	33	—	34
Turkey	—	4	—	5	2	4	—	6	3	2	—	5
Other countries	69	2	(8)	63	70	1	(17)	54	102	5	(11)	96
Subtotal listed equity instruments	2,333	35	(1,154)	1,214	2,282	38	(1,326)	995	2,317	87	(518)	1,886
Unlisted equity instruments
Spanish companies shares	5	7	—	11	5	1	—	5	5	1	—	5
Foreign companies shares	55	41	(1)	95	58	43	(1)	100	450	79	(1)	528
The United States	—	—	—	—	—	—	—	—	387	32	—	419
Mexico	—	—	—	1	—	—	—	1	—	—	—	—
Turkey	3	—	—	3	5	—	—	5	5	4	—	9
Other countries	51	41	(1)	91	52	43	(1)	94	57	43	(1)	99
Subtotal unlisted equity instruments	60	48	(1)	107	62	44	(1)	105	454	80	(1)	533
Total	2,393	83	(1,155)	1,320	2,344	82	(1,327)	1,100	2,772	167	(519)	2,420

13.3Debt securities
The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements as of December 31, 2021, 2020 and 2019, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	2021				2020				2019
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agency	15,889	656	—	16,544	28,582	801	(16)	29,367	20,740	830	(20)	21,550
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	1,125	51	—	1,176	1,363	76	—	1,439	959	65	—	1,024
Other issuers	612	24	(1)	635	867	40	(1)	906	907	40	—	947
Subtotal	17,625	731	(2)	18,355	30,811	917	(17)	31,712	22,607	935	(21)	23,521
Foreign debt securities
Mexico	11,097	32	(359)	10,769	9,107	291	(3)	9,395	7,790	22	(26)	7,786
Government and other government agency	10,467	21	(348)	10,141	8,309	271	(1)	8,579	6,869	18	(19)	6,868
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	120	3	(6)	118	113	5	—	118	77	2	—	78
Other issuers	509	7	(6)	510	685	15	(2)	698	843	2	(6)	840
Italy	7,407	213	(12)	7,608	3,897	367	—	4,263	2,325	244	(2)	2,567
Government and other government agency	7,274	212	(12)	7,474	3,789	366	—	4,154	2,193	244	(2)	2,435
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	47	—	—	47	48	—	—	48	52	—	—	52
Other issuers	86	1	—	87	60	1	—	61	80	1	—	81
Japan	4,961	7	—	4,968	4,551	1	(3)	4,549	2,735	3	—	2,738
Government and other government agency	4,906	7	—	4,913	4,492	—	(3)	4,489	2,691	3	—	2,694
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	18	—	—	18	—	—	—	—	—	—	—	—
Other issuers	36	1	—	37	59	1	—	60	43	—	—	44
The United States	3,900	44	(18)	3,926	4,642	52	(3)	4,691	11,376	68	(51)	11,393
Government and other government agency	1,754	7	(17)	1,744	2,307	9	(1)	2,315	8,570	42	(12)	8,599
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	114	2	—	116	186	3	—	188	122	2	—	124
Other issuers	2,032	35	(1)	2,065	2,149	40	(2)	2,187	2,684	24	(39)	2,670
Turkey	2,888	199	(168)	2,920	3,456	90	(73)	3,473	3,752	38	(76)	3,713
Government and other government agency	2,888	199	(168)	2,920	3,456	90	(73)	3,473	3,752	38	(76)	3,713
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—	—	—	—	—
Other issuers	—	—	—	—	—	—	—	—	—	—	—	—
Other countries	10,298	286	(55)	10,529	9,892	372	(39)	10,225	6,810	307	(104)	7,013
Other foreign governments and government agency	2,488	115	(29)	2,574	2,177	136	(14)	2,300	2,079	137	(76)	2,140
Central banks	1,698	3	(5)	1,696	1,599	21	(8)	1,611	1,005	9	(4)	1,010
Credit institutions	2,306	92	(16)	2,382	2,468	116	(8)	2,576	1,743	109	(12)	1,840
Other issuers	3,807	76	(6)	3,877	3,648	99	(8)	3,738	1,983	52	(12)	2,023
Subtotal	40,551	780	(612)	40,719	35,545	1,172	(120)	36,596	34,788	681	(259)	35,210
Total	58,176	1,511	(614)	59,074	66,356	2,089	(137)	68,308	57,395	1,617	(280)	58,731
The credit ratings of the issuers of debt securities as of December 31, 2021, 2020 and 2019 are as follows:

Debt securities by rating
	2021		2020		2019
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of euros)%
AAA	2,413	4.1%	4,345	6.4%	3,669	6.2%
AA+	586	1.0%	595	0.9%	7,279	12.4%
AA	646	1.1%	449	0.7%	317	0.5%
AA-	327	0.6%	406	0.6%	265	0.5%
A+	6,179	10.5%	5,912	8.7%	3,367	5.7%
A	1,676	2.8%	2,112	3.1%	12,895	22.0%
A-	18,760	31.8%	31,614	46.3%	10,947	18.6%
BBB+	11,465	19.4%	8,629	12.6%	9,946	16.9%
BBB	10,961	18.6%	4,054	5.9%	2,966	5.1%
BBB-	1,310	2.2%	5,116	7.5%	1,927	3.3%
BB+ or below	4,379	7.4%	4,731	6.9%	4,712	8.0%
Unclassified	372	0.6%	345	0.5%	441	0.8%
Total	59,074	100.0%	68,308	100.0%	58,731	100.0%
13.4Gains/losses
The changes in the gains/losses (net of taxes) in December 31, 2021, 2020 and 2019 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities			Equity instruments
	Notes	2021	2020	2019	2021	2020	2019
Balance at the beginning		2,069	1,760	943	(1,256)	(403)	(155)
Valuation gains and losses		(1,058)	489	1,267	183	(803)	(238)
Amounts transferred to income		(63)	(72)	(119)	—
Amounts transferred to Reserves					—	(73)	—
Income tax and other		325	(107)	(331)	(7)	23	(10)
Balance at the end	30	1,274	2,069	1,760	(1,079)	(1,256)	(403)
In 2021, the debt securities presented an impairment amounting to €17 million in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement (see Note 47).
In 2020, debt securities presented an impairment amounting to €19 million in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification–Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement (see Note 47)
In 2019, debt securities presented an impairment amounting to €82 million in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification–Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement (see Note 47) as a result of the decrease in the rating of debt securities in Argentina during the last quarter of 2019.
In 2021 and 2020, equity instruments presented an increase of €183 million and a decrease of €803 million, respectively, in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to the Telefónica quotation.

14.Financial assets at amortized cost
14.1Breakdown of the balance
The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2021	2020	2019
Debt securities		34,781	35,737	38,877
Central banks		15	—	—
Government		32,130	28,727	31,526
Credit institutions		817	783	719
Other financial corporations		525	5,027	5,254
Non-financial corporations		1,295	1,200	1,379
Loans and advances to central banks		5,681	6,209	4,275
Loans and advances to credit institutions		13,276	14,575	13,649
Reverse repurchase agreements		2,788	1,914	1,817
Other loans and advances		10,488	12,661	11,832
Loans and advances to customers (*)	7.2.2	318,939	311,147	382,360
Government		19,682	19,391	28,222
Other financial corporations		9,804	9,817	11,207
Non-financial corporations		140,993	136,424	166,789
Other		148,461	145,515	176,142
Total	8.1	372,676	367,668	439,162
Of which: impaired assets of loans and advances to customers	7.2.2	14,657	14,672	15,954
Of which: loss allowances of loans and advances	7.2.5	(11,142)	(12,141)	(12,427)
Of which: loss allowances of debt securities		(52)	(48)	(52)
(*) The variation in 2020 corresponds mainly to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
During financial years 2021, 2020 and 2019, there have been no significant reclassifications from the heading “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.
14.2Debt securities
The breakdown of the balance under the heading “Debt securities” in the accompanying consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost. Debt securities. (Millions of Euros)
	2021				2020				2019
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agencies	17,693	1,326	(7)	19,013	13,656	1,212	—	14,868	12,755	630	(21)	13,363
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—	26	—	—	26
Other issuers	337	10	(6)	341	4,835	59	(7)	4,887	4,903	38	(10)	4,931
Subtotal	18,031	1,336	(13)	19,353	18,492	1,271	(7)	19,756	17,684	668	(31)	18,320
Foreign debt securities
Mexico	8,464	182	(138)	8,508	7,771	534	(16)	8,289	6,374	168	(18)	6,525
Government and other government agencies	7,669	170	(131)	7,708	6,963	479	—	7,442	5,576	166	—	5,742
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	614	11	—	625	632	55	—	687	526	2	—	529
Other issuers	181	1	(7)	175	176	—	(16)	160	272	—	(18)	254
The United States	93	—	—	93	52	—	(26)	26	6,125	111	(20)	6,217
Government and other government agencies	10	—	—	10	14	—	—	14	5,690	111	(18)	5,783
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	26	—	—	26	23	—	(16)	7	25	—	(1)	25
Other issuers	57	—	—	57	15	—	(10)	5	410	—	(1)	409
Turkey	2,634	143	(95)	2,682	3,628	95	(25)	3,698	4,113	48	(65)	4,097
Government and other government agencies	2,628	143	(95)	2,676	3,621	95	(25)	3,691	4,105	47	(65)	4,088
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	5	—	—	5	6	—	—	6	7	1	—	8
Other issuers	—	—	—	—	1	—	—	1	1	—	—	1
Other countries	5,559	289	(37)	5,812	5,795	505	(1)	6,299	4,581	82	(26)	4,637
Other foreign governments and other government agency	4,144	257	(28)	4,374	4,473	467	(1)	4,939	3,400	82	(22)	3,459
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	171	—	—	171	122	—	—	122	135	—	—	135
Other issuers	1,243	32	(9)	1,267	1,200	38	—	1,238	1,047	—	(4)	1,043
Subtotal	16,750	614	(270)	17,094	17,245	1,134	(68)	18,311	21,194	409	(129)	21,476
Total	34,781	1,950	(284)	36,447	35,737	2,405	(75)	38,067	38,877	1,077	(160)	39,796
As of December 31, 2021, 2020 and 2019, the distribution according to the credit quality (ratings) of the issuers of debt securities classified as financial assets at amortized cost, was as follows:

Debt securities by rating
	2021		2020		2019
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	143	0.4%	151	0.4%	39	0.1%
AA+	77	0.2%	74	0.2%	6,481	16.7%
AA	76	0.2%	64	0.2%	14	—%
AA-	69	0.2%	48	0.1%	713	1.8%
A+	62	0.2%	42	—%	—	—%
A	619	1.8%	590	1.7%	16,806	43.2%
A-	16,312	46.9%	16,736	46.8%	607	1.6%
BBB+	9,336	26.8%	7,919	22.2%	3,715	9.6%
BBB	3,853	11.1%	942	2.6%	551	1.4%
BBB-	527	1.5%	4,499	12.6%	3,745	9.6%
BB+ or below	3,120	9.0%	3,928	11.0%	5,123	13.2%
Unclassified	587	1.7%	743	2.1%	1,083	2.8%
Total	34,781	100.0%	35,737	100.0%	38,877	100.0%

14.3Loans and advances to customers
The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	2021	2020	2019
On demand and short notice	3,161	2,835	3,050
Credit card debt	14,030	13,093	16,354
Trade receivables	19,524	15,544	17,276
Finance leases	7,911	7,650	8,711
Reverse repurchase agreements	23	71	26
Other term loans	268,047	267,031	332,160
Advances that are not loans	6,243	4,924	4,784
Total	318,939	311,147	382,360
The heading “Financial assets at amortized cost – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, pursuant to the Mortgage Market Act, are linked to long-term mortgage covered bonds.
The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2021, 2020 and 2019:

Loans and advances maturing in more than one year by fixed and variable rate (Millions of Euros)
	2021			2020			2019
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	56,756	62,228	118,984	46,104	66,444	112,548	55,920	68,915	124,835
Variable rate	75,544	44,237	119,781	86,710	41,452	128,162	79,329	97,765	177,095
Total	132,300	106,465	238,765	132,814	107,895	240,710	135,249	166,680	301,929
As of December 31, 2021, 2020 and 2019, 50%, 47% and 41%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 50%, 53% and 59%, respectively, have variable interest rates.
This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2021	2020	2019
Securitized mortgage assets	23,695	23,953	26,169
Other securitized assets	6,547	6,144	4,249
Total	30,242	30,098	30,418
15.Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk
The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2021	2020	2019
ASSETS
Derivatives - Hedge accounting	1,805	1,991	1,729
Fair value changes of the hedged items in portfolio hedges of interest rate risk	5	51	28
LIABILITIES
Derivatives - Hedge accounting	2,626	2,318	2,233
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
As of December 31, 2021, 2020 and 2019, the main positions hedged by the Group and the derivatives designated to hedge those positions were:
–Fair value hedging:

a.Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.
b.Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).
c.Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).
d.Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the borrowed deposits corresponding to the interest rate risk is in the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk”.
–Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA (Forward Rate Agreement).
–Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases.
Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.
The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Derivatives - Hedge accounting. Breakdown by type of risk and type of hedge (Millions of Euros)
	2021		2020		2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	697	322	989	525	920	488
OTC	697	322	989	525	920	488
Organized market	—	—	—	—	—	—
Equity	—	—	—	—	—	3
OTC	—	—	—	—	—	3
Organized market	—	—	—	—	—	—
Foreign exchange and gold	463	135	435	350	420	316
OTC	463	135	435	350	420	316
Organized market	—	—	—	—	—	—
Credit	—	—	—	—	—	—
Commodities	—	—	—	—	—	—
Other	—	—	—	—	—	—
FAIR VALUE HEDGES	1,160	457	1,424	874	1,341	808
Interest rate	228	1,786	154	1,055	224	850
OTC	226	1,786	154	1,041	224	839
Organized market	2	—	—	15	—	11
Equity	—	—	—	—	—	—
Foreign exchange and gold	180	79	225	55	115	18
OTC	180	79	225	50	115	18
Organized market	—	—	—	5	—	—
Credit	—	—	—	—	—	—
Commodities	—	—	—	—	—	—
Other	—	—	—	—	—	—
CASH FLOW HEDGES	408	1,865	379	1,111	339	868
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	198	196	166	139	12	242
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	18	95	18	170	37	216
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	21	13	3	23	1	99
DERIVATIVES-HEDGE ACCOUNTING	1,805	2,626	1,991	2,318	1,729	2,233
of which: OTC - credit institutions	1,454	2,248	1,718	1,965	1,423	1,787
of which: OTC - other financial corporations	349	378	273	333	306	426

Below there is a breakdown of the items covered by fair value hedges:

Hedged items in fair value hedges (Millions of Euros)
	Carrying amount		Hedge adjustments included in the carrying amount of assets/liabilities		Remaining adjustments for discontinued micro hedges including hedges of net positions		Hedged items in portfolio hedge of interest rate risk
	2021	2020	2021	2020	2021	2020	2021	2020
ASSETS
Financial assets measured at fair value through other comprehensive income	20,333	28,091	(52)	(99)	11	12	—	—
Interest rate	20,285	28,059
Other	49	33
Financial assets measured at amortized cost	8,273	11,177	168	386	5	3	1,997	2,500
Interest rate	8,270	11,177
Foreign exchange and gold	2	—
LIABILITIES
Financial liabilities measured at amortized costs	24,567	23,546	(690)	(576)	—	2	—	—
Interest rate	24,563	23,543
Foreign exchange and gold	5	3
The following is the breakdown, by their notional maturities, of the hedging instruments as of December 31, 2021:

Calendar of the notional maturities of the hedging instruments (Millions of Euros)
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	2,820	8,467	28,506	13,615	53,409
Of which: Interest rate	2,807	8,360	27,239	13,615	52,021
CASH FLOW HEDGES	195	3,346	36,410	4,381	44,332
Of which: Interest rate	—	2,713	34,787	4,381	41,882
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	2,241	2,617	—	—	4,857
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	175	647	1,258	1,108	3,187
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	171	428	851	132	1,583
DERIVATIVES-HEDGE ACCOUNTING	5,602	15,505	67,024	19,236	107,368
In 2021, 2020 and 2019, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).
The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2021, 2020 and 2019 were not material.
IBOR Reform
The transition from IBOR indices to the new risk free rates (RFR) (see Note 2.3) may cause uncertainty about the future of some references or its impact on the contracts held by an entity, which could cause uncertainty about the term or the amounts of the cash flows of the hedged instrument or the hedging instrument. Due to such uncertainties, in the period before the benchmark rate reform actually takes place, some entities may be forced to discontinue hedge accounting, or not be able to designate new hedging relationships. To avoid this, the IASB made a series of transitory amendments to IFRS 9, IAS 39 and IFRS 7 providing temporary exceptions to the application of certain specific hedge accounting requirements that are applicable to all hedging relationships that are affected by the uncertainty derived from the IBOR Reform. These exceptions should end once the uncertainty is resolved (rates to be modified according to the new RFRs) or the hedge ceases to exist.

The nominal amount of the hedging instruments for hedging relationships directly affected by the IBOR reform as of December 31, 2021 is the following:

Hedges affected by the IBOR reform (Millions of Euros)
	LIBOR USD	LIBOR GBP	Other	Total
Cash flow hedges	1,056	—	—	1,056
Fair value hedges	7,939	389	583	8,910
16.Investments in joint ventures and associates
16.1Joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)
	2021	2020	2019
Joint ventures
Altura Markets, S.V., S.A.	76	77	73
RCI Colombia	40	36	37
Desarrollo Metropolitanos del Sur, S.L.	18	17	14
Other	18	19	30
Subtotal	152	149	154
Associates
Divarian Propiedad, S.A.U.	—	567	630
Metrovacesa, S.A.	259	285	443
BBVA Allianz Seguros y Reaseguros, S.A.	254	250	—
ATOM Bank PLC	77	64	136
Solarisbank AG	61	39	36
Cofides	28	25	23
Redsys servicios de procesamiento, S.L.	19	14	14
Servicios Electrónicos Globales S.A. de CV	15	11	11
Other	35	33	41
Subtotal	749	1,288	1,334
Total	900	1,437	1,488

Details of the joint ventures and associates as of December 31, 2021 are shown in Appendix II.
The following is a summary of the changes in the years ended December 31, 2021, 2020 and 2019 under this heading in the accompanying consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2021	2020	2019
Balance at the beginning		1,437	1,488	1,578
Acquisitions and capital increases		22	257	161
Disposals and capital reductions		(1)	(47)	(149)
Transfers and changes of consolidation method		(559)	(7)	(27)
Share of profit and loss	39	1	(39)	(42)
Exchange differences		9	(27)	10
Dividends, valuation adjustments and others		(9)	(188)	(43)
Balance at the end		900	1,437	1,488
During the year 2021, the most significant changes in the heading “Investment in joint ventures and associates” correspond to the reclassification of the 20% stake in Divarian Property, S.A.U. under the heading "Non-current assets and disposal groups classified as held for sale" in July 2021 and their subsequent sale in October 2021 (see Note 21).
During the year 2020, the most significant changes in the heading “Investments in joint ventures and associates” correspond to changes in the valuation of Metrovacesa and BBVA Allianz Seguros y Reaseguros, S.A.
During the year 2019, there was no significant change in the heading “Investment in joint ventures and associates”.

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with article 155 of the Corporations Act and article 125 of the Securities Market Act 4/2015.
16.2Other information about associates and joint ventures
If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.
As of December 31, 2021, 2020 and 2019 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).
As of December 31, 2021, 2020 and 2019 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).
16.3Impairment
As required by IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, with the latter being calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2021, there was no impairment recorded in the Group’s consolidated income statement. For the year ended December 31, 2020, €190 million were recorded due to impairment and for the year ended December 31, 2019, €46 million (see Note 48).
17.Tangible assets
The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type of assets and changes in the year 2021 (Millions of Euros)
		Land and buildings	Work in progress	Furniture, fixtures and vehicles	Right to use asset		Investment Properties	Assets leased out under an operating lease	Total
	Notes				Own use	Investment Properties
Cost
Balance at the beginning		4,380	52	5,515	3,061	123	201	345	13,677
Additions		58	31	262	230	4	—	—	585
Retirements		(5)	(1)	(281)	(59)	—	(1)	—	(347)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(112)	(8)	(29)	(34)	35	1	—	(147)
Exchange difference and other		29	(7)	(79)	(44)	—	(54)	(78)	(233)
Balance at the end		4,350	67	5,388	3,154	162	147	267	13,535

Accrued depreciation
Balance at the beginning		833	—	3,859	582	27	16	54	5,371
Additions	45	79	—	358	284	15	4	—	740
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(19)	—	(259)	(16)	—	(4)	—	(298)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(23)	—	(17)	(5)	5	1	—	(39)
Exchange difference and other		30	—	(108)	(34)	—	—	(21)	(134)
Balance at the end		900	—	3,833	811	47	17	33	5,641

Impairment
Balance at the beginning		149	—	—	274	26	34	—	483
Additions (*)	49	—	—	1	151	8	1	—	161
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(24)	—	17	—	—	2	—	(5)
Exchange difference and other		(11)	—	(18)	2	—	(16)	—	(43)
Balance at the end		114	—	—	427	34	21	—	596
Net tangible assets

Balance at the beginning		3,398	52	1,656	2,205	70	151	291	7,823
Balance at the end		3,336	67	1,555	1,916	81	109	234	7,298
(*) In 2021, it includes allowances on right of use of the rented offices after the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 24 and 49).

Tangible assets: Breakdown by type of assets and changes in the year 2020 (Millions of Euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties
Cost
Balance at the beginning		6,001	56	6,351	3,516	101	216	337	16,578
Additions		157	54	255	183	—	2	—	651
Retirements		(10)	(23)	(294)	(157)	(3)	(11)	—	(498)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale (*)		(925)	(31)	(366)	(294)	—	—	—	(1,616)
Transfers		(248)	(2)	(5)	(60)	25	18	—	(272)
Exchange difference and other		(595)	(2)	(426)	(127)	—	(24)	8	(1,166)
Balance at the end		4,380	52	5,515	3,061	123	201	345	13,677

Accrued depreciation
Balance at the beginning		1,253	—	4,344	370	11	15	74	6,067
Additions	45	83	—	370	312	12	3	1	781
Additions transfer to discontinued operations (*)		24	—	20	32	—	—	—	76
Retirements		(2)	—	(248)	(10)	—	—	—	(260)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale (*)		(373)	—	(321)	(71)	—	—	—	(765)
Transfers		(42)	—	(12)	(9)	4	1	—	(58)
Exchange difference and other		(110)	—	(294)	(42)	—	(3)	(21)	(470)
Balance at the end		833	—	3,859	582	27	16	54	5,371

Impairment
Balance at the beginning		212	—	—	191	14	26	—	443
Additions	49	18	—	26	68	12	1	—	125
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale (*)		(8)	—	—	—	—	—	—	(8)
Transfers		(68)	—	—	10	—	7	—	(51)
Exchange difference and other		(5)	—	(26)	5	—	—	—	(26)
Balance at the end		149	—	—	274	26	34	—	483
Net tangible assets

Balance at the beginning		4,536	56	2,007	2,955	76	175	263	10,068
Balance at the end		3,398	52	1,656	2,205	70	151	291	7,823
(*) Amount is mainly due to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).

Tangible assets. Breakdown by type of assets and changes in the year 2019 (Millions of Euros)
					Right to use asset				Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties	Investment properties	Assets leased out under an operating lease
Cost
Balance at the beginning		5,939	70	6,314	—	—	201	386	12,910
Additions		90	63	335	3,574	101	12	—	4,175
Retirements		(44)	(20)	(302)	(57)	—	(10)	—	(433)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(41)	(51)	(8)	(1)	—	13	—	(88)
Exchange difference and other		57	(6)	12	—	—	—	(49)	14
Balance at the end		6,001	56	6,351	3,516	101	216	337	16,578

Accrued depreciation
Balance at the beginning		1,138	—	4,212	—	—	11	76	5,437
Additions	45	92	—	431	338	11	4	—	876
Additions transfer to discontinued operations (*)		34	—	26	43	—	—	—	103
Retirements		(38)	—	(255)	(3)	—	—	—	(296)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(16)	—	(13)	(1)	—	—	—	(30)
Exchange difference and other		43	—	(57)	(7)	—	—	(2)	(23)
Balance at the end		1,253	—	4,344	370	11	15	74	6,067

Impairment
Balance at the beginning		217	—	—	—	—	27	—	244
Additions	49	14	—	20	60	—	—	—	94
Retirements		(3)	—	—	—	—	—	—	(3)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(16)	—	—	127	14	(4)	—	121
Exchange difference and other		—	—	(20)	4	—	3	—	(13)
Balance at the end		212	—	—	191	14	26	—	443
Net tangible assets		—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—	—
Balance at the beginning		4,584	70	2,102	—	—	163	310	7,229
Balance at the end		4,536	56	2,007	2,955	76	175	263	10,068
(*) Amount is mainly due to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates whose average term is between 5 and 20 years. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented.
As of December 31, 2021, 2020 and 2019, the cost of fully amortized tangible assets that remained in use were €2,318, €2,299 and €2,658 million respectively while its recoverable residual value was not significant.
The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2021, 2020 and 2019:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2021 (*)	2020 (**)	2019
BBVA and Spanish subsidiaries	3,873	4,294	4,865
Foreign subsidiaries	3,425	3,529	5,203
Total	7,298	7,823	10,068
(*) The variation in 2021 is mainly due to the reclassification of owned offices and facilities from "Tangible assets" to "Non-current assets and disposal groups classified as held for sale" (see Notes 21, 24 and 50).
(**) The variation in 2020 is mainly due to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21), whose owned offices and facilities were reclassified from "Tangible assets" to "Non-current assets and disposal groups classified as held for sale" .

18.Intangible assets
18.1Goodwill
The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the CGU to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	The United States (*)	Mexico	Turkey	Colombia	Chile	Other	Total

Balance as of December 31, 2018	5,066	519	382	161	29	23	6,180
Additions	—	—	—	—	—	—	—
Exchange difference	98	31	(36)	3	(2)	(1)	93
Impairment	(1,318)	—	—	—	—	—	(1,318)
Other	—	—	—	—	—	—	—
Balance as of December 31, 2019	3,846	550	346	164	27	22	4,955
Additions	—	—	—	—	—	—	—
Exchange difference	(22)	(72)	(92)	(21)	—	(1)	(208)
Impairment	(2,084)	—	—	—	—	(13)	(2,097)
Companies held for sale	(1,740)	—	—	—	—	—	(1,740)
Other	—	—	—	—	—	—	—
Balance as of December 31, 2020	—	478	254	143	27	8	910
Additions	—	—	—	—	—	—	—
Exchange difference	—	26	(102)	(9)	(3)	—	(88)
Impairment	—	—	—	—	—	(4)	(4)
Companies held for sale	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Balance as of December 31, 2021	—	504	152	134	24	4	818
(*) Since the USA sale agreement, the United States is no longer considered a CGU (see Note 3).
Goodwill in business combinations
There were no significant business combinations during 2021, 2020 and 2019.
Impairment Test
As mentioned in Note 2.2.8, the CGU to which goodwill has been allocated, are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment. Furthermore, it is analyzed whether certain changes in the valuation assumptions used could give rise to differences in the result of the impairment test.
The BBVA Group performs estimations on the recoverable amount of certain CGU by calculating the value in use through the discounted value of future cash flows method.
The main hypotheses used for the value in use calculation are the following:
–The forecast cash flows, including net interest margin and cost of risk, estimated by the Group's management, and based on the latest available budgets for the next 4 to 5 years, considering the macroeconomic variables of each CGU, regarding the existing balance structure as well as macroeconomic variables such as the evolution of interest rates and the CPI of the geography where the CGU is located, among others.
–The constant growth rate for extrapolating cash flows, starting in the fourth or fifth year, beyond the period covered by the budgets or forecasts.
–The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.
The focus used by the Group's management to determine the values of the assumptions is based both on its projections and past experience. These values are verified and use external sources of information, wherever possible. Additionally, the valuation of the goodwill of the CGU of Turkey has been reviewed by independent experts (not the Group's external auditors).

Goodwill - Mexico CGU
The Group’s most significant goodwill corresponds to the CGU in Mexico, the main significant assumptions used in the impairment test of this CGU as of December 31, 2021, 2020 and 2019 are as follows:

Impairment test assumptions CGU goodwill in Mexico
	2021	2020	2019
Discount rate (*)	14.5%	15.3%	14.8%
Growth rate	5.7%	5.7%	5.9%
(*) After tax discount rates.
In accordance with paragraph 33.c of IAS 36, as of December 31, 2021, the Group used a growth rate of 5.7% based on the real GDP growth rate of Mexico, the expected inflation rate and the potential growth of the banking sector in Mexico.
The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fourth year are the discount rate and the growth rate. Below, in a simplified way, is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2021, where, in each case, the value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Mexico (Millions of Euros)
	Increase of 50 basis points (*)	Decrease of 50 basis points (*)
Discount rate	(1,709)	1,913
Growth rate	1,194	(1,067)
(*)The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.
Goodwill - Turkey CGU
The main significant assumptions used in the impairment test of the CGU of Turkey as of December 31, 2021, 2020 and 2019 are:

Impairment test assumptions CGU goodwill in Turkey
	2021	2020	2019
Discount rate (*)	27.7%	21.0%	17.4%
Growth rate	7.0%	7.0%	7.0%
(*) After tax discount rates.
Given the potential growth of the sector in Turkey, in accordance with paragraph 33.c of IAS 36, as of December 31, 2021, 2020 and 2019 the Group used a steady growth rate of 7% based on the real GDP growth rate of Turkey and expected inflation.
The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below, in a simplified way, is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2021, where, in any case, the value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Turkey (Millions of Euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(84)	88
Growth rate	14	(13)
(*) The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.

Considering the uncertainty caused by the current economic situation, the Group has carried out additional sensitivities on other variables such as the net interest income, the cost of risk, the efficiency ratio and loans and the advances to customers growth forecasts. No required modifications to the result of the impairment test on the CGU were identified.

Goodwill - The United States CGU
Since the USA sale, the United States in 2021 is no longer considered a CGU (see Note 3).

As of March 31, 2020, the Group identified an indicator of impairment of goodwill in the United States CGU and as a result of the goodwill impairment test, the Group estimated impairment in the United States CGU of €2,084 million, which was mainly due to the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic and the expected evolution of interest rates. This recognition did not affect the tangible book value or the liquidity nor the solvency ratio of the BBVA Group.

As of December 31, 2019, the Group estimated impairment losses in the United States CGU of €1,318 million, which was mainly as a result of the negative evolution of interest rates, especially in the second half of the year, which accompanied by the slowdown of the economy caused the expected evolution of results to be below the previous estimation. This recognition did not affect the tangible book value nor the liquidity or the solvency ratio of the BBVA Group.
The main significant assumptions used in the impairment test of this CGU as of March 31, 2020 and December 31, 2019 were as follows:

Impairment test assumptions CGU goodwill - United States
	2020	2019
Discount rate (*)	10.3%	10.0%
Growth rate	3.0%	3.5%
(*) After tax discount rates.
Goodwill - Other CGUs
The impairment tests carried out on the rest of the CGUs have not detected significant impairment. Likewise, the sensitivity analysis on the main assumptions carried out for the rest of the CGU of the Group indicate that their value in use would continue to exceed their book value.
18.2Other intangible assets
The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2021	2020	2019
Computer software acquisition expense	1,239	1,202	1,598
Other intangible assets with an infinite useful life	12	12	11
Other intangible assets with a definite useful life	128	221	401
Total	1,379	1,435	2,010
The changes of this heading during the years ended December 31, 2021, 2020 and 2019, are as follows:

Other intangible assets (Millions of Euros)
	Notes	Computer software			Other intangible assets			Total of intangible assets
		2021	2020	2019	2021	2020	2019	2021	2020	2019
Balance at the beginning		1,202	1,598	1,605	233	412	529	1,435	2,010	2,134
Additions		470	452	525	—	8	8	470	460	533
Amortization in the year	45	(446)	(448)	(447)	(48)	(59)	(63)	(494)	(507)	(510)
Amortization transfer to discontinued operations (*)		—	(77)	(106)	—	(3)	(4)	—	(80)	(110)
Exchange differences and other		29	(38)	32	(45)	(91)	(58)	(16)	(129)	(25)
Impairment		(15)	(6)	(11)	—	—	(1)	(15)	(6)	(12)
Decreases by companies held for sale (*)		—	(279)	—	—	(34)	—	—	(313)	—
Balance at the end		1,239	1,202	1,598	140	233	412	1,379	1,435	2,010
(*) Amount is mainly due to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
As of December 31, 2021, 2020 and 2019, the cost of fully amortized intangible assets that remained in use were €2,992 million, €2,622 million and €2,702 million respectively, while their recoverable value was not significant.
19.Tax assets and liabilities
19.1Consolidated tax group
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
19.2Years open for review by the tax authorities
At the date of preparation of these financial statements, the BBVA consolidated tax group in Spain has 2017 and subsequent years subject to inspection, with respect to the main taxes applicable to it.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.
In relation to the consolidated tax group BBVA in Spain, in the year 2021, as a result of the inspection activities of the tax authorities, inspection reports have been issued for the years 2014 to 2016, and have been agreed upon, except for those corresponding to the year 2016 in relation to which a partial disagreement has been expressed. The reports that have been agreed upon have become final as of the date of preparation of these financial statements.
On the other hand, in relation to the main jurisdictions in which the Group is present and carries out its activity, in the case of Mexico, BBVA México S.A., is currently under inspection by the Mexican Tax Authorities for the years 2016 and 2017 corresponding to Corporate Income Tax and Value Added Tax.
In addition, in the case of Turkey, the head entity in this country, Garanti BBVA A.S., is currently under inspection by the Tax Authorities of that country for all the taxes applicable to it corresponding to the years 2017 and 2018.
The conclusion of the previous inspections did not have a material impact on the Consolidated Financial Statements as a whole.
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
19.3Reconciliation
The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
	2021		2020		2019
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	8,399		3,576		6,398
From continuing operations	7,247		5,248		7,046
From discontinued operations	1,152		(1,672)		(648)
Taxation at Spanish corporation tax rate 30%	2,519		1,073		1,920
Lower effective tax rate from foreign entities (*)	(332)		(181)		(381)
Mexico	(109)	27%	(32)	29%	(112)	27%
Chile	(5)	22%	(2)	23%	(2)	27%
Colombia	—	30%	3	31%	6	32%
Peru	5	31%	(7)	28%	(12)	28%
Turkey	(125)	23%	(73)	25%	(86)	23%
USA	(62)	19%	(75)	16%	(97)	17%
Others	(36)		5		(78)
Revenues with lower tax rate (dividends/capital gains)	(30)		(49)		(49)
Equity accounted earnings	—		12		18
USA Sale effect	544		—		—
Other effects (**)	80		661		545
Income tax	2,781		1,516		2,053
Of which: Continuing operations	1,909		1,459		1,943
Of which: Discontinued operations	872		57		110
(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.
(**) In 2020 and 2019, related mainly to the impact of the goodwill impairment of the United States' CGU that amounted to €2,084 and €1,318 million respectively. These impacts did not have associated any Corporate Income Tax (CIT) expense credit (once the 30% tax rate is applied, the effect amounted to €625 and €395 million, respectively).
The effective income tax rate for the Group in the years ended December 31, 2021, 2020 and 2019 is as follows:

Effective tax rate (Millions of Euros)
	2021	2020	2019
Income from:
Consolidated tax group in Spain	655	259	(718)
Other Spanish entities	5	7	7
Foreign entities	6,587	4,982	7,757
Gains (losses) before taxes from continuing operations	7,247	5,248	7,046
Tax expense or income related to profit or loss from continuing operations	1,909	1,459	1,943
Effective tax rate	26.3%	27.8%	27.6%
In the year 2021, the changes in the nominal tax rate, with respect to those existing in the previous year, in the main countries in which the Group is present, have been as follows: in Turkey (from 22% to 25%), in Argentina (from 30% to 35%) and in Colombia (from 36% to 34%). In 2020, in general terms, there were no changes in the nominal tax rate with respect to those existing in the previous period, except in the case of Colombia where the applicable tax rate was 36% compared to the 33% which was applicable as of the end of the previous year.
19.4Income tax recognized in equity
In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of Euros)
	2021	2020	2019
Charges to total equity
Debt securities and others	(174)	(230)	(130)
Equity instruments	(33)	(43)	(40)
Total	(207)	(273)	(170)
19.5Current and deferred taxes
The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	2021	2020	2019
Tax assets
Current tax assets	932	1,199	1,765
Deferred tax assets	14,917	15,327	15,318
Pensions	416	439	456
Financial Instruments	1,408	1,292	1,386
Loss allowances	1,676	1,683	1,636
Other	1,101	1,069	1,045
Secured tax assets	9,304	9,361	9,363
Tax losses	1,012	1,483	1,432
Total	15,850	16,526	17,083
Tax liabilities
Current tax liabilities	644	545	880
Deferred tax liabilities	1,769	1,809	1,928
Financial Instruments	1,124	908	1,014
Other	645	901	914
Total	2,413	2,355	2,808
The most significant variations of the deferred tax assets and liabilities in the years 2021, 2020 and 2019 were derived from the following items:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
	2021		2020		2019
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	15,327	1,809	15,318	1,928	15,316	2,046
Pensions	(23)	—	(17)	—	51	—
Financials instruments	116	216	(94)	(106)	(15)	(122)
Loss allowances	(7)	—	47	—	261	—
Others	32	(256)	24	(13)	(247)	4
Guaranteed tax assets	(57)	—	(2)	—	—	—
Tax losses	(471)	—	51	—	(48)	—
Balance at the end	14,917	1,769	15,327	1,809	15,318	1,928
With respect to the changes in deferred tax assets and liabilities in 2021 contained in the above table, the following should be pointed out:
–Guaranteed tax assets decrease because, in fiscal year 2021, the tax Group in Spain generated positive taxable income and, therefore, offsets guaranteed tax assets. However, the decrease has been partially offset by the increase in guaranteed tax assets that have been generated as a result of the closing of the inspection process for fiscal years 2014-2016.
–The decrease in tax assets due to tax losses occurred because, in 2021, the tax Group in Spain generated positive taxable income and, therefore, offsets tax loss carryforwards and deductions.
–The evolution of deferred tax assets (other than those guaranteed and those linked to tax losses) net of deferred tax liabilities is due to the effect of exchange rates, especially in the case of Mexico and Turkey, and the operation of corporate income tax, where the differences between accounting and taxation give rise to constant movements in deferred taxes.
On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.
As of December 31, 2021, 2020 and 2019, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized as deferred tax liabilities in the accompanying consolidated balance sheets, amounted to €93, €106 and €473 million, respectively.
Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of Euros)
	2021	2020	2019
Pensions	1,759	1,924	1,924
Loss allowances	7,545	7,437	7,439
Total	9,304	9,361	9,363
As of December 31, 2021, non-guaranteed net deferred tax assets of the above table amounted to €3,844 million (€4,156 and €4,027 million as of December 31, 2020 and 2019, respectively), which broken down by major geographies is as follows:
–Spain: Net deferred tax assets recognized in Spain totaled €2,342 million as of December 31, 2021 (€2,590 and €2,447 million as of December 31, 2020 and 2019, respectively). €1,010 million of the figure recorded in the year ended December 31, 2021 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,332 million relate to temporary differences.
–Mexico: Net deferred tax assets recognized in Mexico amounted to €1,121 million as of December 31, 2021 (€1,036 and €1,083 million as of December 31, 2020 and 2019, respectively). Practically all of deferred tax assets as of December 31, 2021 relate to temporary differences.
–South America: Net deferred tax assets recognized in South America amounted to €65 million as of December 31, 2021 (€126 and €84 million as of December 31, 2020 and 2019, respectively). Practically all the deferred tax assets are related to temporary differences.
–Turkey: Net deferred tax assets recognized in Turkey amounted to €302 million as of December 31, 2021 (€395 and €278 million as of December 31, 2020 and 2019, respectively). All the deferred tax assets are related to temporary differences.
Based on the information available as of December 31, 2021, including historical levels of benefits and projected results available to the Group for the coming 15 years, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities taking into account the impact of COVID-19 pandemic (see Note 1.5). It is considered that there is sufficient positive evidence, in excess of the negative evidence, that sufficient positive taxable income will be generated for the recovery of the aforementioned unsecured deferred tax assets when they become deductible in accordance with tax legislation.
On the other hand, the Group has not recognized certain negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately €2,037 million, which are mainly originated by Catalunya Banc.

20.Other assets and liabilities
The composition of the balance of these captions of the accompanying consolidated balance sheets is:

Other assets and liabilities (Millions of Euros)
	2021	2020	2019
ASSETS
Inventories	424	572	581
Transactions in progress	131	160	138
Accruals	730	756	804
Other items	649	1,025	2,277
Total	1,934	2,513	3,800
LIABILITIES
Transactions in progress	48	75	39
Accruals	2,137	1,584	2,456
Other items	1,436	1,144	1,247
Total	3,621	2,802	3,742
21.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balances under the headings “Non-current assets and disposal groups classified as held for sale” and “liabilities included in disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	2021	2020	2019
ASSETS
Foreclosures and recoveries	1,218	1,398	1,647
Assets from tangible assets (*)	563	480	310
Companies held for sale (**)	41	84,792	1,716
Accrued amortization (***)	(112)	(89)	(51)
Impairment losses (*)	(650)	(594)	(543)
Total	1,061	85,987	3,079
LIABILITIES
Companies held for sale (**)	—	75,446	1,554
Total	—	75,446	1,554
(*) In 2021, it includes the reclassification of owned offices and facilities from "tangible assets" to "non-current assets and disposal groups classified as held for sale" and the adjustments due to the closing of the owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 24 and 50).
(**) It includes mainly BBVA’s stake in BBVA USA in 2020 and BBVA's stake in BBVA Paraguay in 2019 (see Note 3).
(***) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
Assets and liabilities from discontinued operations
As mentioned in Notes 1.3 and 3, in 2020 the agreement for the sale of the BBVA subsidiary in the United States was announced, which sale was completed on June 1, 2021. The assets and liabilities corresponding to the 37 companies sold were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the consolidated balance sheet as of December 31, 2020, and the earnings from these companies for the first five months of 2021 and the earnings for the years ended December 31, 2020 and 2019 were classified under the heading "Profit (loss) after tax from discontinued operations" of the accompanying consolidated income statements (see Note 1.3).
The condensed consolidated balance sheets as of December 31, 2021, 2020 and 2019, and the condensed consolidated income statements and condensed consolidated statements of cash flow of the companies held for sale in the United States the first five months of 2021 and for the years 2020 and 2019 are provided below:
Condensed consolidated balance sheets of companies sold in the United States

CONDENSED CONSOLIDATED BALANCE SHEETS (Millions of euros)
	2021	2020	2019
Cash, cash balances at central banks and other demand deposits	—	11,368	5,678
Financial assets held for trading	—	821	513
Non-trading financial assets mandatorily at fair value through profit or loss	—	13	18
Financial assets at fair value through other comprehensive income	—	4,974	6,834
Financial assets at amortized cost	—	61,558	62,860
Derivatives - Hedge accounting	—	9	10
Tangible assets	—	799	900
Intangible assets	—	1,949	4,183
Tax assets	—	360	263
Other assets	—	1,390	1,463
Non-current assets and disposal groups classified as held for sale	—	16	31
TOTAL ASSETS	—	83,257	82,751
Financial liabilities held for trading	—	98	94
Financial liabilities at amortized cost	—	73,132	70,438
Derivatives - Hedge accounting	—	2	11
Provisions	—	157	186
Tax liabilities	—	201	87
Other liabilities	—	492	464
TOTAL LIABILITIES	—	74,082	71,279
Actuarial gains (losses) on defined benefit pension plans	—	(66)	(80)
Hedge of net investments in foreign operations (effective portion)	—	(432)	(432)
Foreign currency translation	—	801	1,576
Hedging derivatives. Cash flow hedges (effective portion)	—	250	81
Fair value changes of debt instruments measured at fair value through other comprehensive income	—	70	(11)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	—	622	1,134
Condensed consolidated income statements of companies sold in the United States

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	2021 (*)	2020	2019
Interest and other income	974	2,638	3,221
Interest expense	(53)	(429)	(887)
NET INTEREST INCOME	921	2,209	2,335
Dividend income	2	4	10
Fee and commission income	285	677	736
Fee and commission expense	(86)	(183)	(205)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(4)	19	54
Gains (losses) on financial assets and liabilities held for trading, net	26	90	30
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	2	8	—
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	2	5	3
Gains (losses) from hedge accounting, net	(1)	4	4
Exchange differences, net	5	19	5
Other operating income	9	19	32
Other operating expense	(30)	(63)	(64)
GROSS INCOME	1,132	2,808	2,941
Administration costs	(661)	(1,462)	(1,534)
Depreciation and amortization	(80)	(205)	(214)
Provisions or reversal of provisions	4	2	(3)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(66)	(729)	(521)
NET OPERATING INCOME	330	413	670
Impairment or reversal of impairment on non-financial assets	—	(2,084)	(1,318)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(2)	(3)	2
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	3	2	(2)
PROFIT (LOSS) BEFORE TAX	330	(1,671)	(648)
Tax expense or income related to profit or loss	(80)	(57)	(110)
PROFIT (LOSS) AFTER TAX	250	(1,729)	(758)
Profit (loss) after tax from the sale	29	—	—
PROFIT (LOSS) FOR THE PERIOD	280	(1,729)	(758)
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	—	—	—
ATTRIBUTABLE TO OWNERS OF THE PARENT (**)	280	(1,729)	(758)
(*) Corresponds to the first five months of 2021 (See Notes 1.3 and 3).
(**) Cumulative profit net of taxes earned and recognized by BBVA Group in relation to the sale of BBVA USA Bancshares has been €582 million, corresponding to the results generated by the entities within the scope of the sale agreement from the date of the agreement to the closing date of the agreement, plus the profit after tax on the sale as of the closing.

Condensed consolidated statements of cash flows of companies sold in the United States

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	2021 (*)	2020	2019
A) CASH FLOWS FROM OPERATING ACTIVITIES	62	6,874	3,888
B) CASH FLOWS FROM INVESTING ACTIVITIES	(34)	(145)	(133)
C) CASH FLOWS FROM FINANCING ACTIVITIES	(26)	(65)	(468)
D) EFFECT OF EXCHANGE RATE CHANGES	60	(974)	65
INCREASE (DECREASE) NET CASH AND CASH EQUIVALENTS (A+B+C+D)	62	5,690	3,352
(*) Corresponds to the first five months of 2021 (See Notes 1.3 and 3).

Effects of disposal on the financial position of the Group

EFFECT OF DISPOSAL ON THE FINANCIAL POSITION OF THE GROUP (Millions of Euros)
June 2021
Cash, cash balances at central banks and other demand deposits	(11,476)
Financial assets held for trading	(638)
Non-trading financial assets mandatorily at fair value through profit or loss	(15)
Financial assets at fair value through other comprehensive income	(4,620)
Financial assets at amortized cost	(61,440)
Derivatives - Hedge accounting	(8)
Tangible assets	(788)
Intangible assets	(1,938)
Tax assets	(349)
Other assets	(1,439)
Non-current assets and disposal groups classified as held for sale	(10)
Total assets	(82,720)
Financial liabilities held for trading	129
Financial liabilities at amortized cost	72,357
Provisions	156
Tax liabilities	207
Other liabilities	491
Total liabilities	73,341
Total net assets/liabilities	(9,378)

EFFECT ON NET CASH OUTFLOWS FROM DISCONTINUED OPERATIONS - USA (Millions of Euros)
June 2021
Consideration received satisfied in cash	9,512
Cash and cash equivalents disposed of	(11,476)
Total net cash outflows from discontinued operations - USA	(1,964)

EFFECT OF THE MOST SIGNIFICANT SALES OF NON-CURRENT ASSETS HELD FOR SALE OF THE BBVA GROUP REFLECTED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS (Millions of Euros)
December 2021
Consideration received satisfied in cash - USA	9,512
Consideration received satisfied in cash - Divarian	513
Consideration received satisfied in cash - Paraguay	210
Other collections from non-current assets and liabilities for sale	435
Total cash received from non-current assets and liabilities for sale	10,670
Non-current assets and disposal groups classified as held for sale
The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2021, 2020 and 2019, are as follows:

Non-current assets and disposal groups classified as held for sale (Millions of Euros)
	Notes	Foreclosed assets			Property, Plant and Equipment (*)			Companies held for sale (**)			Total
Cost (1)		2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Balance at the beginning		1,398	1,648	2,211	391	258	389	84,792	1,716	29	86,581	3,622	2,629
Additions		245	285	665	—	—	10	522	83,266	1,676	768	83,551	2,351
Contributions from merger transactions		—	—	2	—	—	—	—	—	—	—	—	2
Retirements (sales and other decreases)		(298)	(288)	(1,023)	(39)	(45)	(206)	(83,172)	(190)	—	(83,509)	(523)	(1,229)
Transfers, other movements and exchange differences (**)		(127)	(228)	(207)	100	180	65	(2,100)	—	11	(2,128)	(48)	(131)
Disposals by companies held for sale		—	(19)	—	—	(2)	—		—		—	(21)	—
Balance at the end		1,218	1,398	1,648	452	391	258	41	84,792	1,716	1,711	86,581	3,622

Impairment (2)
Balance at the beginning		386	411	504	208	132	124	—	—	—	594	543	628
Additions	50	36	74	67	62	29	5	—	—	—	97	103	72
Additions transfer to discontinued operations		—	—	5	—	—	—	—	—	—	—	—	5
Contributions from merger transactions		—	—	—	—	—	—	—	—	—	—	—	—
Retirements (sales and other decreases)		(65)	(56)	(164)	(13)	(13)	(22)	—	—	—	(78)	(69)	(186)
Other movements and exchange differences		24	(42)	(1)	12	60	25	—	—	—	36	18	24
Disposals by companies held for sale		—	(1)		—	—		—	—	—	—	(1)
Balance at the end		381	386	411	269	208	132	—	—	—	650	594	543
Balance at the end of net carrying value (1)-(2)		837	1,012	1,237	183	183	126	41	84,792	1,716	1,061	85,987	3,079
(*) Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”.
(** ) In 2020, the variation corresponds mainly to the USA Sale agreement of BBVA USA and in 2019 to the BBVA's stake in BBVA Paraguay (see Note 3).
As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2021, 2020 and 2019 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis equals their fair value.
Assets from foreclosures or recoveries
As of December 31, 2021, 2020 and 2019, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €608, €747 and €871 million in assets for residential use; €202, €215 and €259 million in assets for tertiary use (industrial, commercial or office) and €19, €21 and €28 million in assets for agricultural use, respectively.
As of December 31, 2021, 2020 and 2019, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.
During the years 2021, 2020 and 2019, some of the sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €62, €78 and €79 million, respectively; with an average financing of 33.7% of the sales price during 2021.
As of December 31, 2021, 2020 and 2019, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement amounted to €1 million.

22.Financial liabilities at amortized cost
22.1Breakdown of the balance
The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2021	2020	2019
Deposits	416,947	415,467	438,919
Deposits from central banks	47,351	45,177	25,950
Demand deposits	8	163	23
Time deposits and other	41,790	38,274	25,101
Repurchase agreements	5,553	6,740	826
Deposits from credit institutions	19,834	27,629	28,751
Demand deposits	7,601	7,196	7,161
Time deposits and other (**)	8,599	16,079	18,896
Repurchase agreements	3,634	4,354	2,693
Customer deposits (*)	349,761	342,661	384,219
Demand deposits	293,015	266,250	280,391
Time deposits and other (**)	55,479	75,666	103,293
Repurchase agreements	1,267	746	535
Debt certificates	55,763	61,780	63,963
Other financial liabilities	15,183	13,358	13,758
Total	487,893	490,606	516,641
(*) Variation in 2020 is mainly due to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
(**) The variation in 2021 is mainly due to the decrease in time deposits at Banco Bilbao Vizcaya Argentaria, S.A. offset by the increase in demand deposits and investment funds (off-balance) due to the current interest rate environment.
The amount recorded in "Deposits from central banks - Time deposits" includes the provisions of the TLTRO III facilities of the European Central Bank, mainly BBVA S.A. amounting to €38,692 and €35,032 million as of December 31, 2021 and 2020 respectively which basically explains the change compared to the previous year 2019 (see Note 7.5).
On April 30, 2020, the European Central Bank modified some of the terms and conditions of the TLTRO III facilities in order to support the continued access of companies and households to bank credit in the face of interruptions and temporary shortages of funds associated with the COVID-19 pandemic. Entities whose eligible net lending exceeded 0% between March 1, 2020 and March 31, 2021 paid an interest rate 0.5% lower than the average rate of the deposit facilities during the period from June 24, 2020 to June 23, 2021.
On December 10, 2020, the European Central Bank extended the support via targeted lending operations (TLTRO), extending by twelve additional months, until June 2022, the period of application of favorable interest rates to credit institutions for which the net variation of their eligible loans, between October 1, 2020 and December 31, 2021, reaches a given lending performance threshold. Additionally, the maximum borrowing amount was increased to 55% of the eligible loans (from 50% previously).This means that the interest rate applicable to the outstanding operations is -1% provided that the lending objectives are met according to the conditions of the European Central Bank.
As of December 31, 2021, the Group fulfilled these lending objectives. Therefore, the recognition of the favorable interest rate associated with the COVID-19 pandemic has been recognized for the period from June 24, 2020 to December 31, 2021 and will continue to be recognized until June 2022.
The positive remuneration currently being generated by the TLTRO III operations is recorded under the heading of "Interest and other income – other income" in the consolidated income statements and amounts to €384 and €211 million for the years ended December 31, 2021 and 2020 respectively (See Note 37.1).
22.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
December 2021
Spain	1,671	375	—	2,047
Mexico	444	558	—	1,002
Turkey	83	672	37	792
South America	532	1,225	—	1,757
Rest of Europe	1,841	3,110	2,549	7,500
Rest of the world	3,030	2,657	1,048	6,736
Total	7,601	8,599	3,634	19,834
December 2020
Spain	345	1,405	1	1,751
Mexico	689	672	188	1,549
Turkey	8	580	28	617
South America	557	1,484	—	2,041
Rest of Europe	2,842	4,531	4,070	11,444
Rest of the world	2,755	7,406	67	10,228
Total	7,196	16,079	4,354	27,629
December 2019
Spain	2,104	1,113	1	3,218
The United States	2,082	4,295	—	6,377
Mexico	432	1,033	168	1,634
Turkey	302	617	4	924
South America	394	2,285	161	2,840
Rest of Europe	1,652	5,180	2,358	9,190
Rest of the world	194	4,374	—	4,568
Total	7,161	18,896	2,693	28,751
(*) Subordinated deposits are included amounting to €14, €12 and €195 million as of December 31, 2021, 2020 and 2019, respectively.

22.3Customer deposits
The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
December 2021
Spain	181,565	10,407	2	191,974
Mexico	53,359	10,383	505	64,247
Turkey	19,725	13,644	6	33,376
South America	28,039	9,822	—	37,861
Rest of Europe	8,933	9,546	754	19,234
Rest of the world	1,393	1,677	—	3,070
Total	293,015	55,479	1,267	349,761
December 2020
Spain	168,690	20,065	2	188,757
Mexico	43,768	10,514	117	54,398
Turkey	17,906	16,707	8	34,621
South America	25,730	11,259	—	36,989
Rest of Europe	8,435	12,373	619	21,427
Rest of the world	1,720	4,748	—	6,468
Total	266,250	75,666	746	342,661
December 2019
Spain	146,651	24,958	2	171,611
The United States	46,372	19,810	—	66,181
Mexico	43,326	12,714	523	56,564
Turkey	13,775	22,257	10	36,042
South America	22,748	13,913	—	36,661
Rest of Europe	6,610	8,749	—	15,360
Rest of the world	909	892	—	1,801
Total	280,391	103,293	535	384,219
(*) It includes subordinated deposits amounting to €189 million as of December 31, 2019.
22.4Debt certificates
The breakdown of the balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	2021	2020	2019
In Euros	36,289	42,462	40,185
Promissory bills and notes	319	860	737
Non-convertible bonds and debentures	15,712	14,538	12,248
Covered bonds (*)	9,930	13,274	15,542
Hybrid financial instruments (**)	366	355	518
Securitization bonds	2,302	2,538	1,354
Wholesale funding	438	2,331	1,817
Subordinated liabilities	7,221	8,566	7,968
Convertible perpetual certificates	3,500	4,500	5,000
Non-convertible preferred stock	—	159	83
Other non-convertible subordinated liabilities	3,721	3,907	2,885
In foreign currencies	19,475	19,318	23,778
Promissory bills and notes	579	1,024	1,210
Non-convertible bonds and debentures	7,885	8,691	10,587
Covered bonds (*)	178	217	362
Hybrid financial instruments (**)	2,843	455	1,156
Securitization bonds	4	4	17
Wholesale funding	412	1,016	780
Subordinated liabilities	7,574	7,911	9,666
Convertible perpetual certificates	1,771	1,633	1,782
Non- convertible preferred stock	—	35	76
Other non-convertible subordinated liabilities	5,803	6,243	7,808
Total	55,763	61,780	63,963
(*) Including mortgage-covered bonds. In 2021 and 2020, several mortgage-covered bonds reached their maturity date.
(**) Corresponds to structured note issuances whose underlying risk is different from the underlying risk of the derivative.
22.4.1Subordinated liabilities
The breakdown of this heading in the accompanying consolidated balance sheets is as follows:

Memorandum item: Subordinated liabilities at amortized cost (Millions of Euros)
	2021	2020	2019
Subordinated deposits	14	12	384
Subordinated certificates	14,794	16,476	17,635
Preferred stock	—	194	159
Compound convertible financial instruments	5,271	6,133	6,782
Other non-convertible subordinated liabilities	9,523	10,149	10,693
Total	14,808	16,488	18,018

The balance variances are mainly due to the following transactions:
Convertible perpetual liabilities
The AGM held on March 17, 2017, resolved, under agenda item five, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders' pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to ensure the nominal amount of the capital increases resolved or effectively carried out for conversion of mandatory convertible issuances made under this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.
Under that delegation, BBVA made the following contingently convertible issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013:

–In May and November 2017, BBVA carried out two issues of perpetual contingent convertible securities (additional Tier 1 capital instruments) excluding shareholders' pre-emptive rights, for a nominal amount of 500 million euros and 1,000 million U.S. dollars, respectively. These issues are listed on the Global Exchange Market of Euronext Dublin of the Irish Stock Exchange and were directed only to qualified investors and foreign private banking clients, and cannot be placed or subscribed in Spain or among investors resident in Spain.
–In September 2018 and March 2019, BBVA carried out both issuances of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1 billion each. These issuances are listed in the AIAF Fixed Income Securities Market and were targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.
–On September 5, 2019, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1 billion. This issuance is listed in the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents.
–On July 15, 2020, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1 billion. This issuance is listed in the AIAF Fixed Income Securities Market and was targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.
These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.
These issuances may be fully redeemed at BBVA's option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular:
–On February 19, 2019 the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments), carried out by the Bank on February 19, 2014, for a total amount of €1.5 billion and once the prior consent from the Regulator had been obtained. On February 19, 2019 the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments), carried out by the Bank on February 19, 2014, for a total amount of €1.5 billion and once the prior consent from the Regulator had been obtained.
–On February 18, 2020, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on February 18, 2015, for an amount of €1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator had been obtained.
–On 14 April 2021, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on 14 April 2016, for an amount of €1.0 billion on the First Reset Date of the issuance and once the prior consent from the Regulator had been obtained.
In addition, the AGM held on April 20, 2021, resolved, under agenda item five, to confer authority to the Board of Directors to issue perpetual contingent convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments, pursuant to solvency regulations applicable at any time (CoCos), subject to the legal and statutory provisions applicable at any time, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders' pre-emptive subscription rights, complying at all times with the requirements and limitations laid down by Law. The AGM also resolved to repeal the powers it conferred on March 17, 2017, under agenda item five.
Preferred securities
The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred securities by issuer (Millions of Euros)
	2021	2020	2019
BBVA International Preferred, S.A.U.	—	35	37
Unnim Group (*)	—	159	83
BBVA USA	—	—	19
BBVA Colombia	—	—	20
Total	—	194	159
(*) Unnim Group: Issuances prior to the acquisition by BBVA.
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
In connection with the above, once the necessary authorization from the European Central Bank was received and in conformity with its authority to redeem:

–The Extraordinary and Universal General Meeting of Caixasabadell Preferents, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company's Board of Directors the authority to agree on the total early redemption of its only outstanding issuance, subject to the applicable legal provisions and having previously obtained all necessary authorizations. In use of such delegation, having satisfied all legal and contractual formalities required and having obtained all relevant authorizations, the company's Board of Directors, on the same date, agreed to carry out the early redemption of the total nominal amount of the issuance on January 14, 2021. As a result, once all necessary communications were released, on January 14, 2021 the total early redemption of the issuance took place.
–The Extraordinary and Universal General Meeting of BBVA International Preferred, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company's Board of Directors the authority to agree on the total early redemption of its only outstanding issuance, subject to the applicable legal provisions and having previously obtained all necessary authorizations. In use of such delegation, having satisfied all legal and contractual formalities required and having obtained all relevant authorizations, the company's Board of Directors, on the same date, agreed to carry out the early redemption of the total nominal amount of the issuance on January 19, 2021. As a result, once all necessary communications were released, on January 19, 2021 the total early redemption of the issuance took place.
–The Extraordinary and Universal General Meeting of Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company's Board of Directors the implementation of all necessary actions in order to modify its only live issuance so as to include a new clause regarding the early redemption of the preferred securities. In use of the delegated authority and having obtained all necessary authorizations, the company's Board of Directors, on the same date, agreed to modify the relevant issuance in order to include a new clause for the total early redemption of the preferred securities on January 29, 2021, therefore convening the relevant meeting of noteholders of the issuance to be held in Bilbao, on January 14, 2021, at first call, or on January 15, 2021, at second call. Having satisfied all applicable legal requirements, the noteholders' meeting was held at first call and passed, with the necessary majority of votes, among other resolutions, the inclusion of a new total early redemption clause. As a result, on January 29, 2021 the total early redemption of the issuance took place.
22.5Other financial liabilities
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2021	2020	2019
Lease liabilities	2,560	2,674	3,335
Creditors for other financial liabilities	2,657	2,408	2,623
Collection accounts	3,839	3,275	3,306
Creditors for other payment obligations (*)	6,127	5,000	4,494
Total	15,183	13,358	13,758
(*) In 2021, this heading includes the amount committed for the acquisition of treasury shares under the buyback program (see Notes 2.2.14 and 4).
A breakdown of the maturity of the lease liabilities, due after December 31, 2021 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	218	406	428	1,507	2,560
23.Assets and liabilities under insurance and reinsurance contracts
The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.
There are two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.
The insurance business is affected by different risks, including those that are related to the BBVA Group such as credit risk, market risk, liquidity risk and operational risk and the methodology for risk measurement, control and follow-up applied in the insurance activity is similar (see Note 7), although it has a differentiated management due to the particular characteristics of the insurance business, such as the coverage of contracted obligations and the long term of the commitments.
Additionally, the insurance business generates certain specific risks, of a probabilistic nature:
–Technical risk: arises from deviations in the estimation of the casualty rate of insurances, either in terms of numbers, the amount of such claims and the timing of its occurrence.
–Biometric risk: depending on the deviations in the expected mortality behavior or the survival of the insured persons.

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new risk-based capital regulations, which have already been published in several countries.
The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2021, 2020 and 2019, the balance under this heading amounted to €269 million, €306 million and €341 million, respectively.
The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.
The breakdown of the balance under this heading is as follows:

Technical reserves (Millions of Euros)
	2021	2020	2019
Mathematical reserves	9,495	8,731	9,247
Individual life insurance (*)	7,265	6,268	6,731
Group insurance(**)	2,230	2,463	2,517
Provision for unpaid claims reported	706	672	641
Provisions for unexpired risks and other provisions	664	548	718
Total	10,865	9,951	10,606
(*) Provides coverage in the event of death, disability and / or serious illness.
(**) The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees.
The cash flows of those “Liabilities under insurance and reinsurance contracts” are shown below:

Maturity (Millions of euros). Liabilities under insurance and reinsurance contracts
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2021	1,808	290	1,664	7,103	10,865
2020	1,227	950	1,616	6,158	9,951
2019	1,571	1,197	1,806	6,032	10,606
The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modelling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 96% of the insurance revenues), where the modelling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modelling methods and techniques used to calculate the mathematical reserves for the insurance products are compliant with IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.
The table below shows the key assumptions as of December 31, 2021, 2020 and 2019 used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical reserves
	2021				2020				2019
	Mortality table		Average technical interest rate		Mortality table		Average technical interest rate		Mortality table		Average technical interest rate
	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico
Individual life insurance (*)	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.24%- 2,85%	3.60%	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25%- 2,87%	2.50%	GRMF 80-2, GKMF 80/95. PASEM, PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25%- 2.91%	2.50%
Group insurance (**)	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%
(*) Provides coverage in the case of one or more of the following events: death and disability.
(**) Insurance policies purchased by companies (other than BBVA Group entities) on behalf of their employees.
24.Provisions
The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2021	2020	2019
Provisions for pensions and similar obligations	25	3,576	4,272	4,631
Other long term employee benefits (*)	25	632	49	61
Provisions for taxes and other legal contingencies		623	612	677
Provisions for contingent risks and commitments		691	728	711
Other provisions (**)		366	479	457
Total		5,889	6,141	6,538
(*) The variation is mainly explained by the collective layoff procedure that is being carried out at Banco Bilbao Vizcaya Argentaria, S.A.
(**) Individually insignificant provisions or contingencies, for various concepts in different geographies.
The change in provisions for pensions and similar obligations for the years ended December 31, 2021, 2020 and 2019 is as follows:

Provisions for pensions, other post-employment obligations for defined benefit plans, and other long term employee benefits. Changes over the year (Millions of Euros)
	Notes	2021	2020	2019
Balance at the beginning		4,272	4,631	4,787
Charges to income for the year		141	298	327
Interest expense and similar charges		37	44	63
Personnel expense	44.1	49	49	49
Provision expense		56	205	215
Charges to equity (*)	25	(206)	191	329
Transfers and other changes (**)		(21)	(71)	(29)
Benefit payments	25	(608)	(654)	(718)
Employer contributions	25	(4)	(124)	(65)
Balance at the end		3,576	4,272	4,631
(*) Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.11).
(**) In 2020, it includes the amount of the USA Sale (see Notes 1.3, 3 and 21).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2021	2020	2019
Balance at beginning	1,091	1,134	1,286
Additions (*)	1,175	555	396
Acquisition of subsidiaries	—	—	—
Unused amounts reversed during the year	(227)	(215)	(96)
Amount used and other variations (*)	(1,050)	(383)	(453)
Balance at the end	990	1,091	1,134
(*)In 2021, it includes the initial recognition of the estimated cost of the collective layoff procedure that is being carried out at Banco Bilbao Vizcaya Argentaria, S.A., and the subsequent reclassification from "Other provisions" to "Other long term employee benefits" for the remaining amount at the time of the reclassification.
Collective layoff procedure
On June 8, 2021, BBVA reached an agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices (most of which had closed as of December 31, 2021). The cost of the process amounts to €994 million before taxes, of which €754 million correspond to the collective layoff and €240 million to the closing of offices (see Notes 17, 21, 46, 49 and 50). As of December 31, 2021, 2,888 employees had already signed out of BBVA S.A. (some of them effectively departed on January 1, 2022). It is expected that during January and February, additional departures will take place until the agreement is completed, which could be extended until March 31, 2022,
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.
On the basis of the information available, the Group considers that, as of December 31, 2021, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.
25.Post-employment and other employee benefit commitments
As stated in Note 2.2.11, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.
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
The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2021, 2020 and 2019 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	Notes	2021	2020	2019
Pension commitments		4,218	4,539	5,050
Early retirement commitments		952	1,247	1,486
Medical benefits commitments		1,377	1,562	1,580
Other long term employee benefits		632	49	61
Total commitments		7,180	7,398	8,177
Pension plan assets		1,494	1,608	1,961
Medical benefit plan assets		1,494	1,484	1,532
Total plan assets (*)		2,988	3,092	3,493

Total net liability / asset		4,193	4,305	4,684
Of which: Net asset on the consolidated balance sheet (**)		(15)	(16)	(8)
Of which: Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (***)	24	3,576	4,272	4,631
Of which: Net liability on the consolidated balance sheet for other long term employee benefits (****)	24	632	49	61
(*) In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €165 million as of December 31, 2021 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.
(**) Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).
(***) Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.
(****) Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet. The variation is mainly explained by the collective layoff procedure that is being carried out at Banco Bilbao Vizcaya Argentaria, S.A.
The impact relating to benefit commitments charged to consolidated income statement for the years 2021, 2020 and 2019 is as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2021	2020	2019
Interest and other expense		37	44	63
Interest expense		257	265	293
Interest income		(220)	(220)	(230)
Personnel expense		120	121	143
Defined contribution plan expense	44.1	71	72	95
Defined benefit plan expense	44.1	49	49	49
Provisions or (reversal) of provisions	46	61	210	213
Early retirement expense		100	224	190
Past service cost expense		(28)	(8)	18
Remeasurements (*)		(16)	(11)	7
Other provision expense		6	4	(1)
Total impact on consolidated income statement: expense (income)		218	375	419
(*) Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).
The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31, 2021, 2020 and 2019 are as follows:

Equity impact (Millions of Euros)
	2021	2020	2019
Defined benefit plans	52	161	254
Post-employment medical benefits	(257)	30	74
Total impact on equity: debit (credit)	(206)	191	329

In 2021, the aggregate impact of this heading amounted to a credit of €206 million driven by the variation in financial assumptions, gains of €171 million for the commitments in Mexico, and gains of €55 million for the commitments in Spain. These amounts are offset by other geographies and demographic and experience effects. In 2020, the aggregate impact of this heading amounted to €191 million, driven mainly by the variation in interest rates and losses on commitments (€91 million in Mexico and €68 million in Spain) and, to a lesser extent, the updating of the mortality tables in Spain (€49 million losses). These amounts are partially offset by the effect in other geographies and experience. In 2019, this heading amounted to €329 million mainly due to the variation in two geographies. Firstly, as a consequence of the €231 million euros increase in actuarial losses on commitments in Spain, due to the variation in discount rates from 1.75% to 1%. Secondly, driven by the €83 million increase in actuarial losses on commitments in Mexico, due to the decrease in discount rates from 10.45% to 9.04%.
25.1Defined benefit plans
Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2021, 2020 and 2019 is presented below:

Defined benefits (Millions of Euros)
	2021			2020			2019
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	7,348	3,092	4,256	8,116	3,493	4,622	7,585	2,839	4,746
Current service cost	53	—	53	53	—	53	52	—	52
Interest income/expense	253	220	33	261	219	42	290	230	60
Contributions by plan participants	5	5	—	4	4	—	4	4	—
Employer contributions	—	4	(4)	—	124	(124)	—	65	(65)
Past service costs (*)	75	—	75	219	—	219	210	—	210
Remeasurements:	(406)	(184)	(223)	364	176	187	783	454	329
Return on plan assets (**)	—	(184)	184	—	176	(176)	—	454	(454)
From changes in demographic assumptions	(121)	—	(121)	57	—	57	(15)	—	(15)
From changes in financial assumptions	(259)	—	(259)	276	—	276	688	—	688
Other actuarial gains and losses	(27)	—	(27)	30	—	30	110	—	110
Benefit payments	(765)	(158)	(608)	(839)	(185)	(654)	(905)	(187)	(718)
Settlement payments	(1)	(1)	—	—	—	—	—	—	—
Business combinations and disposals (***)	(2)	1	(3)	(371)	(327)	(44)	15	12	3
Effect on changes in foreign exchange rates	(24)	8	(32)	(459)	(409)	(50)	63	69	(6)
Conversions to defined contributions	—	—	—	—	—	—	—	—	—
Other effects	13	—	13	1	(3)	4	19	6	13
Balance at the end	6,547	2,988	3,560	7,348	3,092	4,256	8,116	3,493	4,622
Of which: Spain	3,670	206	3,464	4,288	249	4,039	4,592	266	4,326
Of which: Mexico	2,150	2,149	1	2,219	2,122	97	2,231	2,124	107
Of which: The United States	—	—	—	—	—	—	375	323	52
Of which: Turkey	272	209	63	367	282	85	444	359	86
(*) Including gains and losses arising from settlements.
(**) Excluding interest, which is recorded under "Interest income or expense".
(***) The amount in 2020 in mainly due to the companies in the United States included in the USA Sale (see Notes 1.3, 3 and 21).
The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2021 includes €311 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).
The most significant commitments are those in Spain and Mexico and, to a lesser extent, in Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.
Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method. In order to enable the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business so that all decisions are made taking into consideration all of the associated impacts.

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2021, 2020 and 2019:

Actuarial assumptions (%)
	2021			2020			2019
	Spain	Mexico	Turkey	Spain	Mexico	Turkey	Spain	Mexico	Turkey
Discount rate	0.74%	9.68%	19.10%	0.53%	8.37%	13.00%	0.68%	9.04%	12.50%
Rate of salary increase	—%	4.00%	16.60%	—%	4.00%	11.20%	—%	4.75%	9.70%
Rate of pension increase	—%	2.95%	15.10%	—%	1.94%	9.70%	—%	2.47%	8.20%
Medical cost trend rate	—%	7.00%	19.30%	—%	7.00%	13.90%	—%	7.00%	12.40%
Mortality tables	PER 2020	EMSSA09	CSO2001	PER 2020	EMSSA09	CSO2001	PERM/F 2000P	EMSSA09	CSO2001
In Spain, the discount rate shown as of December 31, 2021, corresponds to the weighted average rate, the actual discount rates used are 0% and 1% depending on the type of commitment.
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
Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2021		2020		2019
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(282)	307	(354)	390	(367)	405
Rate of salary increase	50	2	(2)	4	(4)	3	(3)
Rate of pension increase	50	28	(26)	29	(27)	27	(26)
Medical cost trend rate	50	109	(98)	145	(129)	169	(133)
Change in obligation from each additional year of longevity		170	—	211	—	137	—
The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.
In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. Additionally, this heading includes a fund related to the collective layoff procedure that has been carried out in Banco Bilbao Vizcaya Argentaria, S.A. in 2021. As of December 31, 2021, 2020 and 2019, the actuarial liabilities for the outstanding awards amounted to €632 million, €50 million and €61 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).
25.1.1Post-employment commitments and similar obligations
These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.
In addition, during the year 2021, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 432 employees (781 and 616 during years 2020 and 2019, respectively). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2021, 2020 and 2019, the value of these commitments amounted to €952 million, €1,247 million and €1,486 million, respectively.
The change in the benefit plan obligations and plan assets during the year ended December 31, 2021 was as follows:

Post-employment commitments 2021 (Millions of Euros)
	Spain	Mexico	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	4,287	666	367	465
Current service cost	5	5	16	3
Interest income or expense	22	53	40	6
Contributions by plan participants	—	—	3	2
Employer contributions	—	—	—	—
Past service costs (*)	75	—	2	2
Remeasurements:	(106)	79	21	(24)
Return on plan assets (**)	—	—	—	—
From changes in demographic assumptions	—	(4)	—	(2)
From changes in financial assumptions	(61)	84	(18)	(7)
Other actuarial gains and losses	(45)	(2)	39	(15)
Benefit payments	(625)	(67)	(13)	(12)
Settlement payments	—	—	—	(1)
Business combinations and disposals	—	—	—	(2)
Effect on changes in foreign exchange rates	—	42	(166)	9
Conversions to defined contributions	—	—	—	—
Other effects	12	—	—	—
Balance at the end	3,670	779	272	449
Of which: Vested benefit obligation relating to current employees	3,596
Of which: Vested benefit obligation relating to retired employees	74
Plan Assets
Balance at the beginning	249	638	282	439
Current service cost	—	—	—	—
Interest income or expense	2	52	32	5
Contributions by plan participants	—	—	3	2
Employer contributions	(11)	2	11	1
Past service costs (*)	—	—	—	—
Remeasurements:	(8)	(49)	11	(19)
Return on plan assets (**)	(8)	(49)	11	(19)
From changes in demographic assumptions	—	—	—	—
From changes in financial assumptions	—	—	—	—
Other actuarial gains and losses	—	—	—	—
Benefit payments	(26)	(65)	(7)	(11)
Settlement payments	—	—	—	(1)
Business combinations and disposals	—	40	—	—
Effect on changes in foreign exchange rates	—	37	(123)	9
Conversions to defined contributions	—	—	—	—
Other effects	—	—	—	—
Balance at the end	206	655	209	424
Net liability (asset)
Balance at the beginning	4,038	28	85	27
Current service cost	5	5	16	3
Interest income or expense	20	1	9	1
Contributions by plan participants	—	—	—	—
Employer contributions	11	(2)	(11)	(1)
Past service costs (*)	75	—	2	2
Remeasurements:	(98)	128	10	(5)
Return on plan assets (**)	8	49	(11)	19
From changes in demographic assumptions	—	(4)	—	(2)
From changes in financial assumptions	(61)	84	(18)	(7)
Other actuarial gains and losses	(45)	(2)	39	(15)
Benefit payments	(599)	(1)	(6)	(1)
Settlement payments	—	—	—	—
Business combinations and disposals	—	(40)	—	(2)
Effect on changes in foreign exchange rates	—	5	(43)	1
Conversions to defined contributions	—	—	—	—
Other effects	12	—	—	—
Balance at the end	3,464	124	63	24
(*) Including gains and losses arising from settlements.
(**) Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2020 and 2019 was as follows:

Post-employment commitments (Millions of Euros)
	2020: Net liability (assets)					2019: Net liability (assets)
	Spain	Mexico	The United States	Turkey	Rest of the world	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	4,326	72	52	86	38	4,547	71	39	83	36
Current service cost	5	5	1	18	3	4	4	—	20	3
Interest income or expense	28	6	2	8	1	42	9	—	11	3
Contributions by plan participants	—	—	—	—	—	—	—	—	—	—
Employer contributions	—	(86)	—	(14)	(1)	—	(47)	(3)	(14)	(1)
Past service costs (*)	224	(1)	—	2	3	190	15	—	3	2
Remeasurements:	95	62	(4)	18	(14)	231	9	16	2	(1)
Return on plan assets (**)	(41)	(31)	(35)	23	(26)	(67)	(90)	(28)	5	(50)
From changes in demographic assumptions	60	—	(3)	—	—	—	—	—	(13)	(2)
From changes in financial assumptions	79	(19)	34	54	17	239	87	42	(41)	52
Other actuarial gains and losses	(3)	112	—	(59)	(5)	59	12	2	51	(1)
Benefit payments	(643)	(1)	(2)	(6)	(1)	(702)	(1)	(2)	(11)	(3)
Settlement payments	—	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	(19)	(44)	—	—	—	7	3	—	—
Effect on changes in foreign exchange rates	—	(10)	(5)	(26)	(4)	—	5	—	(9)	1
Conversions to defined contributions	—	—	—	—	—	—	—	—	—	—
Other effects	3	—	—	—	—	14	—	(1)	—	—
Balance at the end	4,038	28	—	85	27	4,326	72	52	86	38
(*) Includes gains and losses from settlements.
(**) Excludes interest which is reflected in the line item “Interest income and expense”.
In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.
In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other post-employment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2021 the value of these separate assets was €2,326 million, (€2,572 and €2,620 million as of December 31, 2021, 2020 and 2019, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.
On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2021, 2020 and 2019, the value of the aforementioned insurance policies (€206, €249 and €266 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.
Pension benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using cash flow matching techniques so that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.
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
The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €243 million as of December 31, 2021 pending future transfer to the Social Security system. Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2Medical benefit commitments
The change in defined benefit obligations and plan assets during the years 2021, 2020 and 2019 was as follows:

Medical benefits commitments (Millions of Euros)
	2021			2020			2019
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,562	1,484	77	1,580	1,532	48	1,114	1,146	(32)
Current service cost	24	—	24	21	—	21	21	—	21
Interest income or expense	131	129	2	117	120	(3)	119	123	(4)
Contributions by plan participants	—	—	—	—	—	—	—	—	—
Employer contributions	—	1	(1)	—	22	(22)	—	—	—
Past service costs (*)	(5)	—	(5)	(8)	—	(8)	—	—	—
Remeasurements:	(377)	(119)	(257)	95	66	30	298	224	74
Return on plan assets (**)	—	(119)	119	—	66	(66)	—	224	(224)
From changes in demographic assumptions	(115)	—	(115)	—	—	—	—	—	—
From changes in financial assumptions	(257)	—	(257)	110	—	110	311	—	311
Other actuarial gain and losses	(4)	—	(4)	(15)	—	(15)	(13)	—	(13)
Benefit payments	(49)	(48)	—	(37)	(37)	—	(39)	(39)	(1)
Settlement payments	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	(39)	39	—	(19)	19	—	7	(7)
Effect on changes in foreign exchange rates	90	86	4	(207)	(201)	(6)	68	71	(2)
Other effects	—	—	—	—	—	—	(1)	—	—
Balance at the end	1,377	1,494	(116)	1,562	1,484	77	1,580	1,532	48
(*) Including gains and losses arising from settlements.
(**) Excluding interest, which is recorded under "Interest income or expense".
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
25.1.3Estimated benefit payments
As of December 31, 2021, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2022	2023	2024	2025	2026	2027-2031
Commitments in Spain	625	477	395	332	284	920
Commitments in Mexico	133	139	146	155	164	941
Commitments in Turkey	16	11	15	17	23	206
Total	774	627	556	505	471	2,066
25.1.4Plan assets
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
The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2021, 2020 and 2019:

Plan assets breakdown (Millions of Euros)
	2021	2020	2019
Cash or cash equivalents	24	38	56
Debt securities (government bonds)	2,394	2,707	2,668
Mutual funds	1	1	2
Insurance contracts	148	140	142
Total	2,566	2,887	2,869
Of which: Bank account in BBVA	3	4	4
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.
The following table provides details of investments in listed securities (Level 1) as of December 31, 2021, 2020 and 2019:

Investments in listed markets (Millions of Euros)
	2021	2020	2019
Cash or cash equivalents	24	38	56
Debt securities (Government bonds)	2,394	2,707	2,668
Mutual funds	1	1	2
Total	2,418	2,747	2,727
Of which: Bank account in BBVA	3	4	4
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
The remainder of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2021, almost all of the assets related to employee commitments corresponded to fixed income securities.
25.2Defined contribution plans
Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.
Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).
26.Common stock
As of December 31, 2021, 2020 and 2019, BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.
The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange under the ticker “BBVA”.

Additionally, as of December 31, 2021, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.
As of December 31, 2021, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 14.26%, 2.45%, and 7.69% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.
On February 1, 2022, Blackrock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s common stock.
GQG Partners LLC, on February 11, 2021, notified the Spanish National Securities Market Commission (CNMV) that it now has a direct interest in BBVA's capital stock, totaling 3.090%, through voting rights attributed to the shares.
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
BBVA's AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank's share capital, on one or several occasions, within the legal term of five years of the approval date of the authorization, up to the maximum amount corresponding to 50% of Bank's share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to totally or partially exclude shareholders' pre-emptive subscription rights over any specific issue that may be made under such authority.
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

As of the date of this document, the Bank's Board of Directors has not exercised the authority conferred by the AGM.
Convertible and/or exchangeable securities:
Note 22.4 introduces the details of the convertible and/or exchangeable securities.
27.Share premium
As of December 31, 2021, the balance under this heading in the accompanying consolidated balance sheets was €23,599 million. As of December 31, 2020 and 2019, the balance under this heading was €23,992 million (see Note 4).
The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).

28.Retained earnings, revaluation reserves and other reserves
28.1Breakdown of the balance
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of Euros)
	2021	2020	2019
Legal reserve	653	653	653
Restricted reserve	761	120	124
Voluntary reserves (*)	3,994	8,117	8,331
Total reserves holding company	5,409	8,890	9,108
Consolidation reserves attributed to the Bank and subsidiary consolidated companies	24,575	21,454	20,161
Total	29,984	30,344	29,269
(*) The variation in 2021 is mainly due to the allocation of earnings of BBVA, S.A. and the share repurchase program (see Note 4).
28.2Legal reserve
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
28.3Restricted reserves
As of December 31, 2021, 2020 and 2019, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2021	2020	2019
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares (*)	672	30	34
Restricted reserve for redenomination of capital in euros	2	2	2
Total	761	120	124
(*) The variation in 2021 is mainly due to the share buyback program (see Note 4).
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
28.4Retained earnings, Revaluation reserves and Other reserves by entity
The breakdown, by company or corporate group, under the headings “Retained earnings”, “Revaluation reserves” and “other reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by company or corporate group (Millions of Euros)
	2021	2020	2019
Retained earnings (losses), revaluation reserves and other reserves
Holding Company	12,467	15,014	16,623
BBVA Mexico Group	13,894	12,890	10,645
Garanti BBVA Group	3,043	2,509	1,985
BBVA Provincial Group	1,721	1,731	1,736
BBVA Argentina Group	1,423	1,302	1,169
BBVA Colombia Group	1,393	1,287	1,130
BBVA Peru Group	1,031	984	848
Corporación General Financiera, S.A.	322	920	932
Forum Servicios Financieros S.A.	604	619	597
Sociedades inmobiliarias CX	277	251	266
BBV America, S.L.	270	262	247
BBVA Seguros, S.A.	239	(35)	(99)
Pecri Inversión, S.L.	118	114	(50)
BBVA Uruguay Group	106	87	56
Bilbao Vizcaya Holding, S.A.	68	77	62
Compañía de Cartera de Inversiones, S.A.	42	59	47
Gran Jorge Juan, S.A.	57	42	27
BBVA USA Group	—	(1,098)	(308)
Anida Grupo Inmobiliario	(556)	(594)	(587)
Sociedades inmobiliarias Unnim	(655)	(617)	(594)
Anida Operaciones Singulares, S.A.	(5,512)	(5,409)	(5,375)
Other	(121)	112	27
Subtotal (*)	30,231	30,508	29,388
Other reserves or accumulated losses of investments in joint ventures and associates
ATOM Bank PLC	(158)	(91)	(56)
Metrovacesa, S.A.	(84)	(84)	(75)
Other	(5)	11	12
Subtotal	(247)	(164)	(119)
Total	29,984	30,344	29,269
(*) In 2021 includes the accounting for shares pending from buyback program (see Note 4) and the reclassification of items not subject to reclassification to income statement to by results for "Actuarial gains (losses) in defined benefit pension plans".
For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.
29.Treasury shares
In the years ended December 31, 2021, 2020 and 2019 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of euros)
	2021		2020		2019
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	14,352,832	46	12,617,189	62	47,257,691	296
+ Purchases (*)	203,530,570	1,022	234,691,887	807	214,925,699	1,088
- Sales and other changes	(90,250,003)	(417)	(232,956,244)	(830)	(249,566,201)	(1,298)
+/- Derivatives on BBVA shares	—	(4)	—	7	—	(23)
+/- Other changes	—	—	—	—	—	—
Balance at the end	127,633,399	647	14,352,832	46	12,617,189	62
Of which:
Held by BBVA, S.A.(*)	112,733,730	574	592,832	9	—	—
Held by Corporación General Financiera, S.A.	14,899,669	72	13,760,000	37	12,617,189	62
Held by other subsidiaries	—	—	—	—	—	—
Average purchase price in Euros	5.02	—	3.44	—	5.06	—
Average selling price in Euros	4.89	—	3.63	—	5.20	—
Net gains or losses on transactions (Shareholders' funds-Reserves)		17		—		13
(*) In 2021 includes the share buyback program (see Note 4).
The percentages of treasury shares held by the Group in the years ended December 31, 2021, 2020 and 2019 are as follows:

Treasury Stock
	2021			2020			2019
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.108%	1.922%	1.914%	0.008%	0.464%	0.215%	0.138%	0.746%	0.213%
The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2021, 2020 and 2019 is as follows:

Shares of BBVA accepted in pledge
	2021	2020	2019
Number of shares in pledge	29,372,853	39,407,590	43,018,382
Nominal value	0.49	0.49	0.49
% of share capital	0.44%	0.59%	0.65%
The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2021, 2020 and 2019 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2021	2020	2019
Number of shares owned by third parties	17,645,506	18,266,509	23,807,398
Nominal value	0.49	0.49	0.49
% of share capital	0.26%	0.27%	0.36%
30.Accumulated other comprehensive income (loss)
The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	2021	2020	2019
Items that will not be reclassified to profit or loss		(2,075)	(2,815)	(1,875)
Actuarial gains (losses) on defined benefit pension plans		(998)	(1,474)	(1,498)
Non-current assets and disposal groups classified as held for sale		—	(65)	2
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(1,079)	(1,256)	(403)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		2	(21)	24
Items that may be reclassified to profit or loss		(14,401)	(11,541)	(8,351)
Hedge of net investments in foreign operations (effective portion)		(146)	(62)	(896)
Mexican peso		(681)	(362)	(588)
Turkish lira		555	317	163
Other exchanges		(19)	(18)	(471)
Foreign currency translation		(14,988)	(14,185)	(9,147)
Mexican peso		(4,503)	(5,220)	(3,557)
Turkish lira		(6,607)	(4,960)	(3,750)
Argentine peso		(1,024)	(1,247)	(1,124)
Venezuela Bolívar		(1,858)	(1,860)	(1,854)
Other exchanges		(995)	(898)	1,138
Hedging derivatives. Cash flow hedges (effective portion)		(533)	10	(44)
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	1,274	2,069	1,760
Non-current assets and disposal groups classified as held for sale (*)		—	644	(18)
Share of other recognized income and expense of investments in joint ventures and associates		(9)	(17)	(5)
Total		(16,476)	(14,356)	(10,226)
(*) Corresponds mainly to BBVA USA in 2020 (see Notes 1.3, 3 and 21).
The balances recognized under these headings are presented net of tax.
The main changes in 2021 are explained by the depreciation against the euro of some of the currencies of the main geographies where the Group operates against the euro such as the Turkish lira (40.2%), Peruvian sol (1.3%), Colombian peso (6.6%) and Argentine peso (11.3%); partially offset by the appreciation against the euro of the Mexican peso (5.5%) and the application of IAS 29 of Argentina (see Note 2.2.19).
31.Non-controlling interest
The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-controlling interests: breakdown by subgroups (Millions of Euros)
	2021	2020	2019
Garanti BBVA	2,851	3,692	4,240
BBVA Peru	1,212	1,171	1,334
BBVA Argentina	557	416	422
BBVA Colombia	76	70	76
BBVA Venezuela	70	65	71
Other entities	87	56	57
Total	4,853	5,471	6,201
These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the accompanying consolidated income statements:

Profit attributable to non-controlling interests (Millions of Euros)
	2021	2020	2019
Garanti BBVA	758	579	524
BBVA Peru	143	126	236
BBVA Argentina	26	38	60
BBVA Colombia	9	6	11
BBVA Venezuela	3	2	(1)
Other entities	25	5	4
Total	965	756	833
Dividends distributed to non-controlling interest of the Group during the year 2021 are: BBVA Banco Continental Group €76 million, BBVA Garanti Group €38 million and other Group entities accounted for €5 million.
32.Capital base and capital management
32.1Capital base
As of December 31, 2021, 2020 and 2019, own funds is calculated in accordance to the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.
Following the latest SREP (Supervisory Review and Evaluation Process) decision, applicable as from March 1, 2022, the ECB has informed the Group that the Pillar 2 requirement would remain at 1.5% (0.84% must be CET1 at least). Therefore, BBVA must maintain a CET1 capital ratio of 8.60% and a total capital ratio of 12.76% at the consolidated level.
The BBVA Group has set the objective of maintaining a CET1 ratio at a consolidated level of between 11.5% -12.0%, increasing the target distance to the minimum requirement (currently at 8.60%) at 290-340 basis points. At closing of the financial year 2021, the CET1 ratio is above this target management range.
A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2021, 2020 and 2019 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2021	2020	2019
Capital	26	3,267	3,267	3,267
Share premium	27	23,599	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	29,984	30,344	29,269
Other equity instruments, net		60	42	56
Treasury shares	29	(647)	(46)	(62)
Profit (loss) attributable to the parent company	5	4,653	1,305	3,512
Interim dividend		(532)	—	(1,084)
Total equity		60,384	58,904	58,950
Accumulated other comprehensive income (loss)	30	(16,476)	(14,356)	(10,226)
Non-controlling interest	31	4,853	5,471	6,201
Shareholders' equity		48,760	50,020	54,925
Goodwill and other intangible assets		(1,484)	(3,455)	(6,803)
Deductions		(1,484)	(3,455)	(6,803)
Differences from solvency and accounting perimeter		(130)	(186)	(215)
Equity not eligible at solvency level		(130)	(186)	(215)
Other adjustments and deductions (*)		(7,197)	(3,449)	(4,253)
Common Equity Tier 1 (CET 1)		39,949	42,931	43,653
Additional Tier 1 before Regulatory Adjustments		5,737	6,666	6,048
Total Regulatory Adjustments to Additional Tier 1		—	—	—
Tier 1		45,686	49,597	49,701
Tier 2		7,383	8,547	8,304

Total Capital (Total Capital=Tier 1 + Tier 2)		53,069	58,145	58,005
Total Minimum equity required		39,275	45,042	46,540
(*) Other adjustments and deductions includes, among others, the adjustment of non-eligible minority interests, the amount of repurchase of own shares up to the maximum limit authorized by the ECB for the BBVA Group (see Note 4) and the amount of shareholders remuneration pending to be distributed.

The Group’s own funds in accordance with the aforementioned applicable regulation as of December 31, 2021, 2020 and 2019 are shown below:

Amount of capital CC1 (Millions of Euros)
	2021	2020	2019
Capital and share premium	26,866	27,259	27,259
Retained earnings and equity instruments	30,745	29,974	29,127
Other accumulated income and other reserves	(17,200)	(14,023)	(10,133)
Minority interests	2,800	3,656	4,404
Net interim attributable profit	2,573	860	1,316
Common Equity Tier I (CET1) before other regulatory adjustments	45,784	47,726	51,974
Goodwill and intangible assets	(1,484)	(3,455)	(6,803)
Direct, indirect and synthetic holdings in own Common Equity Tier I instruments (*)	(2,800)	(366)	(484)
Deferred tax assets	(1,009)	(1,478)	(1,420)
Other deductions and filters	(542)	504	386
Total common equity Tier 1 regulatory adjustments	(5,835)	(4,795)	(8,321)
Common equity TIER 1 (CET1)	39,949	42,931	43,653
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	5,266	6,130	5,400
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	472	536	648
Additional Tier 1 (CET 1) before regulatory adjustments	5,738	6,666	6,048
Transitional CET 1 adjustments	—	—	—
Total regulatory adjustments to additional Tier 1	—	—	—
Additional Tier 1 (AT1)	5,738	6,666	6,048
Tier 1 (Common equity TIER 1+ additional TIER 1)	45,687	49,597	49,701
Capital instruments and share premium accounted as Tier 2	4,324	4,540	3,242
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	2,516	3,410	4,512
Credit risk adjustments	722	604	631
Tier 2 before regulatory adjustments	7,562	8,554	8,385
Tier 2 regulatory adjustments	(180)	(6)	(82)
Tier 2	7,382	8,547	8,304
Total capital (Total capital=Tier 1 + Tier 2)	53,069	58,145	58,005
Total RWA	307,795	353,273	364,448
CET 1 (phased-in)	12.98%	12.15%	11.98%
Tier 1 (phased-in)	14.84%	14.04%	13.64%
Total capital (phased-in)	17.24%	16.46%	15.92%
(*) Includes mainly the amount of repurchase of own shares pending to be executed and up to the maximum limit authorized by the ECB for the BBVA Group (see Note 4)
As of December 2021 Common Equity Tier 1 (CET1) fully-loaded ratio stood at 12.75% which represented an increase of 102 basis points with respect to 2020, with the CET1 phased-in ratio at 12.98%, which represented an increase of 83 basis points with respect to 2020. The difference is mainly explained by the effect of the transitory adjustments for the treatment in the solvency ratios of the impacts of IFRS 9.
These ratios include the effect of divestment in BBVA Paraguay in the first quarter and in the United States in the second quarter (see Note 3). In addition, these ratios include the negative non-recurring impact of €696 million of the net costs related to the restructuring process (see Note 24) and the deduction of the total amount of the share buyback program authorized by the European Central Bank for €3,500 million. Excluding these impacts, during the period, the high organic generation of profits, net of shareholder remuneration and the payment of the Contingent Convertible bonds (CoCos) contributed by +82 basis points to the CET1 ratio and covered the negative evolution of market variables, as well as the supervisory impacts and regulatory changes.
Risk-weighted assets (RWAs) decreased by approximately €-45.400 million, mainly as a result of the sale of BBVA USA and BBVA Paraguay.
The additional Tier 1 capital ratio (AT1) stood at 1.87% (1.86% phased-in) at December 31, 2021, which included the reduction of €1.000 million due to the early amortization of a series of CoCos issued in 2016, offset by the positive effect of RWA reduction.
The Tier 2 ratio stood at 2.37%, which represents an increase of +7 basis points compared to December 31, 2020, mainly explained by the RWA reduction during the year. The phased-in Tier 2 ratio stood at 2.40%. The difference with the fully-loaded Tier 2 ratio relates mainly to the transitional treatment of certain subordinated issuances.
As result of the above, the total capital ratio stood at 16.99% as of December 31, 2021, and total phased-in ratio stood at 17.24%.

Regarding MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has received a new communication from the Bank of Spain regarding its minimum requirement that has been calculated taking into account the financial and supervisory information as of December 31, 2019.
In accordance with this new MREL communication, BBVA has to reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 24.78% (in accordance with the new applicable regulation, the MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement; for these purposes, the applicable combined capital buffer requirement, 2.5%, without prejudice to any other buffer that may be applicable at any time) of the total RWAs of its resolution group, on sub-consolidated level (the “MREL in RWAs”). Within this MREL in RWAs, an amount equal to 13.50% of the RWAs shall be met with subordinated instruments (the "subordination requirement in RWA"). This MREL in RWAs is equal to 10.25% in terms of the total exposure considered for calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWAs is equal to 5.84% in terms of the total exposure considered for calculating the leverage ratio (the "subordination requirement in LR"). For BBVA, the most restrictive requirement as of today is the one expressed in RWA. The current own funds and eligible liabilities structure of the resolution group as of December 31, 2021 meets the MREL in RWAs, being the MREL ratio in terms of RWA of 28.34%. Finally, as of December 31, 2021, the MREL in LR is 11.35% and the subordination ratios in terms of RWA and in terms of LR are 24.65% and 9.87%, respectively.
32.2Leverage ratio
The leverage ratio (LR) is a regulatory measure complementing capital designed to enable financial strength of institutions in terms of indebtedness. This measurement can be used to estimate the percentage of the assets and off-balance sheet arrangements financed with Tier 1 capital, being the carrying amount of the assets used in this ratio adjusted to reflect the bank’s current or potential leverage of a given balance-sheet position (Leverage ratio exposure).
Breakdown of leverage ratio as of December 31, 2021, 2020 and 2019, calculated according to CCR, is as follows:

Leverage ratio
	2021	2020	2019
Tier 1 (millions of Euros) (a)	45,687	49,597	49,701
Exposure to leverage ratio (millions of Euros) (b)	671,790	741,095	731,087
Leverage ratio (a)/(b) (percentage)	6.80%	6.69%	6.80%
These figures include the effect of the temporary exemption of certain positions with central banks provided for in the "CRR-Quick fix”. Excluding this temporary exemption, the exposure would amount to 705,537 million euros, with a phased-in leverage ratio of 6.48% (6.37% in fully loaded terms).
32.3Capital management
The aim of capital management within BBVA and the Group is for both BBVA and the Group to have the necessary capital at any given time to develop the corporate strategy reflected in the Strategic Plan, in line with the risk profile set out in the Group Risk Appetite Framework.
In this regard, BBVA's capital management is also part of the most relevant forward-looking strategic decisions in the Group's management and monitoring, which include the Annual Budget and the Liquidity and Funding Plan, with which it is coordinated — all with the aim of achieving the Group's overall strategy.
Capital must be allocated optimally in order to meet the need to preserve the solvency of BBVA and the Group at all times. Together with the Group's solvency risk profile included in the RAF, this optimal allocation serves as a guide for the Group's capital management and seeks a capital position that makes it possible to:
–Anticipate ordinary and extraordinary consumption that may occur, even under stress;
–Promote the development of the Group's business and align it with capital and profitability objectives by allocating resources appropriately and efficiently;
–Cover all risks—including potential risks—to which it is exposed;
–Comply with regulatory and internal management requirements at all times; and
–Remunerate BBVA shareholders in accordance with the Shareholder Remuneration Policy in force at any given time.
The areas involved in capital management in the Group shall follow and respect the following principles in their respective areas of responsibility:
–Ensuring that capital management is integrated and consistent with the Group's Strategic Plan, RAF, Annual Budget and other strategic-prospective processes, to help achieve the Group's long-term sustainability.
–Taking into account both the applicable regulatory and supervisory requirements and the risks to which the Group is—or may be—exposed when conducting its business (economic vision), when establishing a target capital level, all while adopting a forward-looking vision that takes adverse scenarios into consideration.

–Carrying out efficient capital allocation that promotes good business development, ensuring that expectations for the evolution of activity meet the strategic objectives of the Group and anticipating the ordinary and extraordinary consumption that may occur.
–Ensuring compliance with the solvency levels, including the minimum requirement for own funds and eligible liabilities (MREL), required at any given time.
–Compensating BBVA shareholders in an adequate and sustainable manner.
–Optimizing the cost of all instruments used for the purpose of meeting the target capital level at any given time
To achieve the aforementioned principles, capital management will be based on the following essential elements:
–An adequate governance and management scheme, both at the corporate body level and at the executive level.
–Planning, managing and monitoring capital properly, using the measurement systems, tools, structures, resources and quality data necessary to do so.
–A set of metrics, which is duly updated, to facilitate the tracking of the capital situation and to identify any relevant deviations from the target capital level.
–A transparent, correct, consistent and timely communication and dissemination of capital information outside the Group.
–An internal regulatory body, which is duly updated, including the regulations and procedures that, support adequate capital management.
33.Commitments and guarantees given
The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2021	2020	2019
Loan commitments given	7.2.2	119,618	132,584	130,923
Of which: impaired		171	265	270
Central banks		—	—	—
General governments		3,483	2,919	3,117
Credit institutions		16,085	11,426	11,742
Other financial corporations		4,583	5,862	4,578
Non-financial corporations		59,475	71,011	65,475
Households		35,991	41,366	46,011
Financial guarantees given	7.2.2	11,720	10,665	10,984
Of which: impaired (*)		245	290	224
Central banks		—	1	—
General governments		162	132	125
Credit institutions		312	339	995
Other financial corporations		1,026	587	583
Non-financial corporations		10,039	9,376	8,986
Households		181	231	295
Other commitments given	7.2.2	34,604	36,190	39,209
Of which: impaired (*)		541	477	506
Central banks		2	124	1
General governments		212	199	521
Credit institutions		4,266	5,285	5,952
Other financial corporations		1,753	2,902	2,902
Non-financial corporations		28,224	27,496	29,682
Households		147	182	151
Total	7.2.2	165,941	179,440	181,116
(*) In December 2020, it includes the balance of the Group's businesses in the United States included in the USA Sale (see Notes 1.3, 3 and 21). Non-performing financial guarantees given amounted to €786, €767 and €731 million, respectively, as of December 31, 2021, 2020 and 2019.
As of December 31, 2021, the provisions for loan commitments, financial guarantees and other commitments, recorded in the consolidated balance sheet amounted to €272 million, €164 million and €256 million, respectively (see Note 24).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2021, 2020 and 2019, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed,
34.Other contingent assets and liabilities
As of December 31, 2021, 2020 and 2019 there were no material contingent assets or liabilities other than those disclosed in the accompanying Notes to the consolidated financial statements.
35.Purchase and sale commitments and future payment obligations
The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.
Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.
36.Transactions on behalf of third parties
The details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2021	2020	2019
Financial instruments entrusted to BBVA by third parties	356,985	357,022	693,497
Conditional bills and other securities received for collection	10,795	10,459	13,133
Securities lending	2,605	5,285	7,129
Total	370,385	372,766	713,759
37.Net interest income
37.1Interest and other income
The breakdown of the interest and other income recognized in the accompanying consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2021	2020	2019
Financial assets held for trading	1,084	1,189	2,037
Financial assets designated at fair value through profit or loss	11	8	5
Financial assets at fair value through other comprehensive income	1,880	1,392	1,629
Financial assets at amortized cost	18,364	18,357	22,741
Insurance activity	1,084	1,021	1,079
Adjustments of income as a result of hedging transactions	(84)	(112)	(72)
Other income (*)	675	534	343
Total	23,015	22,389	27,762
(*) Includes accrued interest following TLTRO III transactions (see Note 22.1)
The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2021, 2020 and 2019 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the accompanying “Consolidated statements of recognized income and expense”.
37.2Interest expense
The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2021	2020	2019
Financial liabilities held for trading	1,339	742	1,229
Financial liabilities designated at fair value through profit or loss	52	61	6
Financial liabilities at amortized cost	6,130	6,346	9,953
Adjustments of expense as a result of hedging transactions	(360)	(413)	(250)
Insurance activity	773	721	753
Cost attributable to pension funds	52	57	85
Other expense	342	284	196
Total	8,329	7,797	11,972
38.Dividend income
The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	2021	2020	2019
Non-trading financial assets mandatorily at fair value through profit or loss	64	15	26
Financial assets at fair value through other comprehensive income	112	122	126
Total	176	137	153
39.Share of profit or loss of entities accounted for using the equity method
Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a positive impact of €1 million as of December 31, 2021, compared with the negative impact of €39 million and the negative impact of €42 million recorded as of December 31, 2020 and 2019, respectively.
40.Fee and commission income and expense
The breakdown of the balance under these headings in the accompanying consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	2021	2020	2019
Bills receivables	23	27	39
Demand accounts	425	322	301
Credit and debit cards and OPS	2,628	2,089	2,862
Checks	136	136	198
Transfers and other payment orders	664	555	623
Insurance product commissions	215	159	158
Loan commitments given	234	185	187
Other commitments and financial guarantees given	364	349	377
Asset management	1,250	1,100	1,026
Securities fees	267	367	294
Custody securities	169	135	123
Other fees and commissions	622	556	599
Total	6,997	5,980	6,786
The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	2021	2020	2019
Demand accounts	5	5	6
Credit and debit cards	1,427	1,130	1,566
Transfers and other payment orders	120	97	81
Commissions for selling insurance	51	54	54
Custody securities	55	52	30
Other fees and commissions	574	519	548
Total	2,232	1,857	2,284
41.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)
	2021	2020	2019
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	134	139	186
Financial assets at amortized cost	27	106	44
Other financial assets and liabilities	106	33	141
Gains (losses) on financial assets and liabilities held for trading, net	341	777	419
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	341	777	419
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	432	208	143
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	432	208	143
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	335	56	(98)
Gains (losses) from hedge accounting, net	(214)	7	55
Subtotal gains (losses) on financial assets and liabilities	1,027	1,187	705
Exchange differences, net	883	359	581
Total	1,910	1,546	1,286
The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	2021	2020	2019
Debt instruments	158	848	945
Equity instruments	2,059	(28)	1,336
Trading derivatives and hedge accounting	(1,866)	277	(1,133)
Loans and advances to customers	100	128	78
Customer deposits	55	(79)	(26)
Other	522	42	(497)
Total	1,027	1,187	705
The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2021	2020	2019
Derivatives
Interest rate agreements	73	269	(85)
Securities agreements	(1,500)	(36)	(1,072)
Commodity agreements	3	1	5
Credit derivative agreements	(255)	(89)	74
Foreign-exchange agreements	40	88	(75)
Other agreements	(12)	37	(35)
Subtotal	(1,651)	270	(1,187)
Hedging derivatives ineffectiveness		—
Fair value hedges	(235)	5	55
Hedging derivative	90	(151)	(36)
Hedged item	(325)	156	91
Cash flow hedges	21	2	—
Subtotal	(214)	7	55
Total	(1,866)	277	(1,133)
In addition, in the years ended December 31, 2021, 2020 and 2019, under the heading “Exchange differences, net" in the accompanying consolidated income statements negative amounts of € 41 million, €57 million and €225 million, respectively, were recognized for transactions with foreign exchange trading derivatives.
42.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2021	2020	2019
Gains from sales of non-financial services	301	244	258
Hyperinflation adjustment (*)	177	94	146
Other operating income	183	154	235
Total	661	492	639
(*) See Note 2.2.19.
The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2021	2020	2019
Change in inventories	151	124	107
Contributions to guaranteed banks deposits funds	829	800	746
Hyperinflation adjustment (*)	585	348	538
Other operating expense	475	390	551
Total	2,041	1,662	1,943
(*) See Note 2.2.19.
43.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	2021	2020	2019
Income from insurance and reinsurance contracts	2,593	2,497	2,890
Expense from insurance and reinsurance contracts	(1,685)	(1,520)	(1,751)
Total	908	977	1,138
The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2021, 2020 and 2019:

Income by type of insurance product (Millions of Euros)
	2021	2020	2019
Life insurance	622	497	631
Individual	583	439	477
Group insurance	39	59	154
Non-Life insurance	286	480	508
Home insurance	—	91	90
Other non-life insurance products	286	389	418
Total	908	977	1,138
44.Administration costs
44.1Personnel expense
The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2021	2020	2019
Wages and salaries		3,933	3,610	4,103
Social security costs		668	671	725
Defined contribution plan expense	25	71	72	95
Defined benefit plan expense	25	49	49	49
Other personnel expense		325	293	379
Total		5,046	4,695	5,351
44.1.1 Share-based employee remuneration
The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2021, 2020 and 2019, corresponding to the remuneration plans based on equity instruments in each year, amounted to €33 million, €16 million and €31 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.
The characteristics of the Group's remuneration plans based on equity instruments are described below.
Variable remuneration in shares
BBVA has a specific remuneration scheme applicable to those employees whose professional activities have a material impact on the risk profile of BBVA and/or its Group (hereinafter “Identified Staff”) involving the delivery of BBVA shares, designed within the framework of applicable regulations to credit institutions and considering best practices and recommendations at the local and international levels in this matter.
In 2021, this remuneration scheme is reflected in the following remuneration policies:
–BBVA Group General Remuneration Policy, approved by the Board of Directors on June 30, 2021, that applies to employees and senior managers at BBVA (excluding BBVA executive directors) and at Group companies with respect to which BBVA exercises control over management. This policy includes the specific rules applicable to the members of the Identified Staff, including Senior Management.
–BBVA Directors’ Remuneration Policy, approved by the General Shareholders’ Meeting of BBVA held on April 20, 2021, that it’s applicable to the members of the Board of Directors of BBVA. The remuneration system for executive directors corresponds, generally, with the applicable system to the Identified Staff, incorporating some particularities of their own, derived from their condition of directors.
The variable remuneration for the Identified Staff members is subject to the following rules established in their corresponding remuneration policies, specifically:
–Annual Variable Remuneration for Identified Staff members for each financial year will be subject to ex ante adjustments, so that it shall be reduced at the time of their appraisal in the event of a downturn in the Group’s results or other parameters such as the level of achievement of budgeted targets, and it will not accrue or it will accrue in a reduced amount, should a certain level of profits and capital ratio not be achieved in accordance with the provisions of applicable regulations at any given time.

–60% of the Annual Variable Remuneration will be vested and paid, if conditions are met, as a general rule, in the first four months of the financial year following that to which the Annual Variable Remuneration corresponds (the “Upfront Portion”). For executive directors, members of the Senior Management and Identified Staff members with particularly high variable remuneration, the Upfront Portion will be 40% of the Annual Variable Remuneration. The remaining portion will be deferred in time (hereinafter, the “Deferred Portion”) for a 5 year-period for executive directors and members of the Senior Management, and 4 years for the remaining members of the Identified Staff.
–50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, shall be established in BBVA shares or in instruments linked to BBVA shares. As regards executive directors and Senior Management, 60% of the Deferred Portion shall be established in shares.
–The shares or instruments awarded as Annual Variable Remuneration, both from the Upfront Portion and the Deferred Portion, shall be withheld for a one-year period after delivery. This will not apply to those shares or instruments the sale of which would be required to honor the payment of taxes accruing on delivery.
–The Deferred Portion of the Annual Variable Remuneration may be reduced, but never increased, depending on the results of multi-year performance indicators which are aligned with the Group’s core risk management and control metrics related to the solvency, liquidity, profitability or value creation.
–The cash amounts of the Deferred Portion of Annual Variable Remuneration finally vested, shall be updated by applying the Consumer Price Index (CPI), measured as year-on-year change in prices, or any other criteria established for such purposes by the Board of Directors.
–The entire Annual Variable Remuneration corresponding to each financial year shall be subject to arrangements for the reduction of variable remuneration ("malus") and arrangements for the recovery of variable remuneration already paid ("clawback") during the whole deferral and withholding period, which will be applicable in the event of the occurrence of any of the circumstances expressly named in the remuneration policies.
–No personal hedging strategies or insurances shall be used in connection with variable remuneration or liability that may undermine the effects of alignment with prudent risk management.
–The variable component of the remuneration for a financial year (understood as the sum of all variable components of the remuneration) shall be limited to a maximum amount of 100% of the fixed component of the total remuneration (understood as the sum of all fixed components of the remuneration), unless the General Shareholders' Meeting of BBVA resolves to increase this percentage up to a maximum of 200%.
In this regard, the General Shareholders’ Meeting of BBVA held on April 20, 2021 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated March 15, 2021.
–Any type of remuneration, other than Annual Variable Remuneration, considered to be variable remuneration shall be subject to the rules regarding award, vesting and payment applicable in accordance with the type and nature of the remuneration component itself.
During 2021, in accordance with the applicable remuneration policies, a total amount of 2,945,689 BBVA shares corresponding to the Upfront Portion of 2020 Annual Variable Remuneration, mostly, and other variable components of remuneration, has been delivered to the Identified Staff.
Additionally, according to the Remuneration Policy applicable in 2017, during 2021 a total amount of 2,965,487 BBVA shares corresponding to the first payment of the Deferred Portion of 2017 Annual Variable Remuneration of executive directors and Senior Management and to the full Deferred Portion of the 2017 Annual Variable Remuneration of the rest of the Identified Staff, has been delivered.
Detailed information on the delivery of shares to executive directors and Senior Management of BBVA who held this position as of December 31, 2021, is included in Note 54.
Lastly, in line with specific regulation applicable in Portugal and Brazil, BBVA IFIC and BBVA Brazil Banco de Investimento have identified (on an individual basis, respectively) the staff in these countries whose annual variable remuneration should be subject to a specific settlement and payment scheme established in their corresponding remuneration policies, more specifically:
–A percentage of the annual variable remuneration is subject to a three years deferral that shall be paid yearly over the mentioned period.
–50% of the annual variable remuneration, both the upfront portion and deferred portion, shall be established in BBVA shares.
–In BBVA IFIC, resulting cash portions of the deferred portion of annual variable remuneration and subject to multi-year performance indicators, finally delivered, shall be updated following the Consumer Price Index (CPI) measured as year-on-year price variation.
–In BBVA Brasil Banco de Investimento, both the cash amounts and share amounts of the deferred portion may be subject to update adjustments in cash.

According to this remuneration scheme, during financial year 2021 a total of 15,802 BBVA shares corresponding to the upfront portion of 2020 annual variable remuneration have been delivered to these staff in Portugal and Brazil.
Additionally, during 2021 there have been delivered to these staff in Portugal and Brazil a total of 4,422 BBVA shares corresponding to the first third of the deferred portion of 2019 annual variable remuneration, as well as 332 euros as adjustments for updates (for shares delivered in Brazil). A total of 5,083 BBVA shares corresponding to the second third of the deferred portion of 2018 annual variable remuneration and 1,097 euros as adjustments for updates (for shares delivered in Brazil); and a total of 9,558 BBVA shares corresponding to the last third of the deferred portion of 2017 annual variable remuneration and 1,118 euros as adjustments for updates (for shares delivered in Brazil).
44.2Other administrative expense
The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	2021	2020	2019
Technology and systems	1,176	1,088	1,060
Communications	175	172	181
Advertising	207	186	250
Property, fixtures and materials	380	404	477
Taxes other than income tax	347	344	378
Surveillance and cash courier services	179	161	188
Other expense	786	749	885
Total	3,249	3,105	3,418
45.Depreciation and amortization
The breakdown of the balance under this heading in the accompanying consolidated income statements for the years ended December 31, 2021, 2020 and 2019 is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2021	2020	2019
Tangible assets	17	740	781	876
For own use		437	453	523
Right-of-use assets		299	324	349
Investment properties and other		3	3	3
Intangible assets	18.2	494	507	510
Total		1,234	1,288	1,386
46.Provisions or reversal of provisions
For the years ended December 31, 2021, 2020 and 2019, the net provisions recognized in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	2021	2020	2019
Pensions and other post-employment defined benefit obligations	25	61	210	213
Commitments and guarantees given		8	192	96
Pending legal issues and tax litigation		135	208	171
Other provisions (*)		814	136	133
Total		1,018	746	614
(*) In 2021, it includes a provision for the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Note 24).
47.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	2021	2020	2019
Financial assets at fair value through other comprehensive income - Debt securities		17	19	82
Financial assets at amortized cost (*)		3,017	5,160	3,470
Of which: Recovery of written-off assets by cash collection	7.2.5	(423)	(339)	(919)
Total		3,034	5,179	3,552
(*) In 2020, the amount included the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Notes 1.5, 7.1 and 7.2)
48.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" did not include any impairment or reversal of impairment in the year ended 2021, and resulted in a loss of €190 million and €46 million for the years ended December 31, 2020 and 2019, respectively (see Note 16.3).
49.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	Notes	2021	2020	2019
Tangible assets (*)	17	161	125	94
Intangible assets		19	19	12
Others		41	9	23
Total		221	153	128
(*) In 2021, it includes the impairment due to the closing of rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 17 and 24).
50.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2021	2020	2019
Gains on sale of real estate		39	116	86
Impairment of non-current assets held for sale (*)	21	(97)	(103)	(72)
Gains (losses) on sale of investments classified as non-current assets held for sale (**)		10	431	10
Gains on sale of equity instruments classified as non-current assets held for sale		8	—	—
Total		(40)	444	23
(*) In 2021, it includes the impairment due to the closing of owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 21 and 24).
(**) The variation in year 2020 is mainly due to the transfer of half plus one share in BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3).

51.Consolidated statements of cash flows
The variation between 2021, 2020 and 2019 of the financial liabilities from financing activities is the following:

Liabilities from financing activities. December 2021 (Millions of Euros)
	December 31, 2020	Cash flows	Non-cash changes					December 31, 2021
			Acquisition	Disposal	Disposals by companies held for sale	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,780	(5,728)	—	—	—	(289)	—	55,763
Of which: Issuances of subordinated liabilities (*)	17,248	(1,941)	—	(772)	—	259	—	14,794
(*) Additionally, there is €14 million of subordinated deposits as of December 31, 2021 (see Note 22.4 and Appendix VI). The subordinated issuances of BBVA Paraguay and of the USA Sale perimeter as of December 31, 2020 were recorded in the heading "Liabilities included in disposal groups classified as held for sale" of the consolidated balance and amounted to €37 and €735 million, respectively. In addition, in 2021 there were coupon payments of subordinated liabilities for 359 million euros.

Liabilities from financing activities. December 2020 (Millions of Euros)
	December 31, 2019	Cash flows	Non-cash changes					December 31, 2020
			Acquisition	Disposal	Disposals by companies held for sale (**)	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	63,963	3,003	—	—	(3,160)	(2,026)	—	61,780
Of which: Issuances of subordinated liabilities (*)	17,675	(8)	—	—	—	(419)	—	17,248
(*) Additionally, there were €12 million of subordinated deposits as of December 31, 2020 (see Note 22.4 and Appendix VI). The subordinated issuances of BBVA Paraguay and of the USA Sale perimeter as of December 31, 2020 were recorded in the heading "Liabilities included in disposal groups classified as held for sale" of the consolidated balance and amounted to €37 and €735 million, respectively. In addition, in 2020 there were coupon payments of subordinated liabilities for 387 million euros.
(**) Includes mainly the balance of the USA Sale perimeter (see Notes 1.3, 3 and 21).

Liabilities from financing activities. December 2019 (Millions of Euros)
	December 31, 2018	Cash flows	Non-cash changes				December 31, 2019
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,112	2,643	—	—	209	—	63,963
Of which: Issuances of subordinated liabilities (*)	17,635	(190)	—	—	229	—	17,675
(*)Additionally, there were subordinated deposits for €384 million as of December 31, 2019 (see Note 22.4 and Appendix VI).
Subordinated issuances corresponding to BBVA Paraguay as of December 31, 2019 were recorded in the heading "Liabilities included in disposal groups classified as held for sale" and amounted to €40 million.
52.Accountant fees and services
The details of the fees for the services contracted by entities of the BBVA Group for the years ended December 31, 2021, 2020 and 2019 with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (*) (Millions of euros)
	2021	2020	2019
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (**)	24.4	27.7	28.1
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.5	1.3	1.5
Fees for audits conducted by other firms	0.2	0.2	—
(*) Regardless of the billed year.
(**) Including fees pertaining to annual legal audits (€21.0, €23.6 and €24.1 million as of December 31, 2021, 2020 and 2019, respectively).
In the years ended December 31, 2021, 2020 and 2019, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of Euros)
	2021	2020	2019
Firms belonging to the KPMG worldwide organization	0.2	0.4	0.3
This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (*) (Millions of Euros)
	2021	2020	2019
Legal audit of BBVA,S.A. or its companies under control	7.2	6.5	6.5
Other audit services of BBVA, S.A. or its companies under control	5.2	5.4	5.5
Limited Review of BBVA, S.A. or its companies under control	0.9	0.9	0.9
Reports related to issuances	0.1	0.3	0.3
Assurance services and other required by the regulator	0.8	0.9	0.8
(*) Services provided by KPMG Auditores, S.L. to companies located in Spain, to the branch of BBVA in New York and to the branch of BBVA in London.
The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC).
53.Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not significant and are carried out under normal market conditions. As of December 31, 2021, 2020 and 2019, the following are the transactions with related parties:
53.1Transactions with significant shareholders
As of December 31, 2021, 2020 and 2019, there were no shareholders considered significant (see Note 26).
53.2Transactions with BBVA Group entities
The balances of the main captions in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	2021	2020	2019
Assets
Loans and advances to credit institutions	9	148	26
Loans and advances to customers	2,031	1,743	1,682
Liabilities
Deposits from credit institutions	1	—	3
Customer deposits	296	791	453
Memorandum accounts
Financial guarantees given	154	132	166
Other contingent commitments given	1,056	1,400	1,042
Loan commitments given	11	11	106

The balances of the main captions in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	2021	2020	2019
Income statement
Interest and other income	16	20	19
Interest expense	—	1	1
Fee and commission income	8	5	4
Fee and commission expense	31	34	53
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
53.3Transactions with members of the Board of Directors and Senior Management
Pursuant to the provisions of the Corporate Enterprises Act, the power to approve transactions that the Company or its subsidiaries conclude with members of the Board of Directors or Senior Management of the Bank or their related parties rests on the General Shareholders’ Meeting if the amount or value of the transaction is equal to or exceeds 10% of total asset items according to the last approved annual balance sheet and, on the Board of Directors, in relation to the rest of related party transactions entered into, which may not be delegated, except for transactions that comply with the requirements of the Corporate Enterprises Act.

The Regulations of the Board of Directors establish that the Board of Directors will be responsible for approving, where appropriate, transactions between the Company or companies within its Group and directors or their related parties. In addition, in accordance with specific sectoral regulations, with regard to transactions with related parties, are governed by Royal Decree 84/2015 of 13 February, implementing Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, and Bank of Spain Circular 2/2016 of 2 February, on the supervision and solvency of credit institutions, the Bank has specific internal regulations in this regard, which specifically govern the process of granting and approving credit risk transactions for members of BBVA Board of Directors and Senior Management, the approval of which lies with the Bank Board of Directors, and for their related parties.

The transactions entered into between BBVA or its Group companies with members of the Board of Directors and Senior Management of the Bank or their related parties were within the scope of the ordinary course of business of the Bank and were immaterial, defined as transactions the disclosure of which is not necessary to present a true and fair view of the Bank's equity, financial position and results, and were concluded on normal markets terms or on terms applicable to the rest of employees.

The amount and nature of the main transactions carried out with members of the Board of Directors and Senior Management of the Bank, or their respective related parties, are shown below.

Balance at 31st December of each year (EUR thousand)
	2021				2020				2019
	Directors	Related parties of Directors	Senior Management*	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management*	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management*	Related parties of Senior Management
Loans and credits	765	207	5,419	573	—	—	5,349	580	607	—	4,414	57
Bank guarantees	—	—	10	—	—	—	10	25	—	—	10	25
Business credit	—	—	—	—	—	—	—	—	—	—	—	—
*Excluding executive directors

Information on remuneration paid and other benefits granted to members of the Board of Directors and Senior Management of BBVA is provided in Note 54.
53.4Transactions with other related parties
As of December 31, 2021, 2020 and 2019 the Group has not carried out operations with other related parties that do not belong to the line of business or ordinary traffic of its activity, that are not carried out under normal market conditions and that are not of low relevance; understanding by such those whose information is not necessary to give the true image of the assets, the financial situation and the results, consolidated, of the BBVA Group.
54.Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Remuneration received by non-executive directors in 2021

The remuneration paid to non-executive members of the Board of Directors during the 2021 financial year is indicated below, individualized and itemized:

Remuneration for non-executive directors (thousands of Euros)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
José Miguel Andrés Torrecillas	129	167	66			115		50	527
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira	129			107			43		278
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin	129			107					236
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín	129				43				172
Jan Verplancke	129				43		43		214
Total (2)	1,673	667	431	642	278	301	171	130	4,293
(1) Amounts received during the 2021 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.
(2) Includes amounts corresponding to membership on the Board and its various committees during the 2021 financial year.
Also, during the 2021 financial year, €102 thousand was paid out in casualty and healthcare insurance premiums for non-executive directors.
Remuneration received by executive directors in 2021
During the 2021 financial year, the executive directors received the amount of Annual Fixed Remuneration corresponding to that financial year, established for each director in the BBVA Directors' Remuneration Policy, which was approved by the General Meeting held on 20 April 2021 .
In view of the exceptional circumstances arising from the COVID-19 crisis, the executive directors voluntarily waived the generation of all Annual Variable Remuneration (AVR) corresponding to the 2020 financial year, and as such, they did not accrue any remuneration in this respect.

2021 Annual Fixed Remuneration (thousands of Euros)

Chairman	2,924
Chief Executive Officer	2,179
Total	5,103
In addition, in accordance with the conditions established in the BBVA Directors' Remuneration Policy, during the 2021 financial year, the Chief Executive Officer received €654 thousand for the cash in lieu of pension item (equivalent to 30% of his Annual Fixed Remuneration)—given that he does not have a retirement pension (see the "Pension commitments" section of this Note), and €600 thousand for the mobility allowance item.

2020 Annual Variable Remuneration
	In cash (thousands of Euros)	In shares
Chairman	0	0
Chief Executive Officer	0	0
Total	0	0
In accordance with the remuneration policies applicable in 2017 and in application of the settlement and payment system for the Annual Variable Remuneration for said financial year, in 2021, the executive directors have received, the portion of the Deferred Annual Variable Remuneration for the 2017 financial year (60% of the total AVR) payable in 2021 (60% of the Deferred Portion in the case of the Chairman and the entire Deferred Portion in the case of the Chief Executive Officer), after it was determined that no downward adjustment had to be made, based on the result of the multi-year performance indicators approved for such remuneration. In the case of the Chairman, 40% of this remuneration was paid in cash and 60% in shares; and in the case of the Chief Executive Officer, this remuneration was paid in equal parts cash and shares, together, in both cases, with the corresponding update in cash, thus concluding the payment of the Chief Executive Officer's Annual Variable Remuneration for the 2017 financial year.

Deferred Annual Variable Remuneration for previous financial years (1)
	In cash (thousands of Euros)	In shares
Chairman	411	83,692
Chief Executive Officer	307	39,796
Total	717	123,488
(1) Remuneration corresponding to the Deferred AVR for the 2017 financial year payable in 2021, together with its update in cash. The Deferred AVR of the Chairman and the Chief Executive Officer for the 2017 financial year is associated with their previous positions as Chief Executive Officer and President & CEO of BBVA USA, respectively.
In addition, the executive directors received remuneration in kind during the 2021 financial year, including insurance premiums and others, amounting to an aggregate total of €486 thousand, of which €328 thousand corresponds to the Chairman and €158 thousand to the Chief Executive Officer.
Remuneration received by Senior Management in 2021
During the 2021 financial year, the members of Senior Management, excluding executive directors, received the amount of the Annual Fixed Remuneration corresponding to that financial year.
As in the case of the executive directors, the members of Senior Management did not accrue any Annual Variable Remuneration for the 2020 financial year, given that, in view of the exceptional circumstances arising from the COVID-19 crisis, they all voluntarily waived its accrual.
The remuneration paid during the 2021 financial year to members of Senior Management as a whole, who held that position as at 31 December 2021 (16 members, excluding executive directors), is itemized by remuneration item below:

2021 Annual Fixed Remuneration (thousands of euros)

Senior Management total	16,435

2020 Annual Variable Remuneration
	In cash (thousands of Euros)	In shares
Senior Management total	0	0
 Even though the members of Senior Management have not accrued any amount corresponding to 2020 Annual Variable Remuneration as they waived it, two members of Senior Management have received in 2021 variable remunerations corresponding to retention bonuses derived from their former positions. Therefore, in accordance with the BBVA Group General Remuneration Policy, which is applicable to the members of Senior Management, retention bonuses are considered variable remuneration and comply with applicable rules regarding payment in shares, deferral, ex post adjustments and malus and clawback arrangements established in such Policy for the Annual Variable Remuneration. The variable remunerations received in this regard in 2021 by the members of Senior Management amount to a total aggregate amount of €862 thousand and 203,834 BBVA shares.
In accordance with the remuneration policy for this group applicable in 2017 and in application of the settlement and payment system for the Annual Variable Remuneration for said financial year, in 2021, the members of Senior Management who were beneficiaries of such remuneration received the portion of the Deferred Annual Variable Remuneration for the 2017 financial year payable in 2021, after it was determined that no downward adjustment had to be made, based on the result of the multi-year performance indicators approved for such remuneration. In accordance with the remuneration policy applicable in 2017, current members of Senior Management who held such a position in the 2017 financial year were paid 40% of this remuneration in cash and 60% in shares, while, in the case of members who did not hold such a position in the 2017 financial year, this remuneration was paid in equal parts cash and shares. In both cases, the corresponding update in cash was included. This payment concluded the payment of the Annual Variable Remuneration for the 2017 financial year to the members of Senior Management who, while being members of the Identified Staff, were not members of Senior Management in that financial year.

Annual Variable Remuneration corresponding to previous financial years (1)
	In cash (thousands of Euros)	In shares
Senior Management total	667	119,313
(1) Remuneration corresponding to the Deferred AVR for the 2017 financial year payable in 2021, in the case of members of Senior Management who were beneficiaries, together with its update in cash.
In addition, all members of Senior Management, excluding executive directors, received remuneration in kind during the 2021 financial year, including insurance premiums and others, amounting to a total of €1,409 thousand.
Remuneration of executive directors due in 2022 and subsequent financial years
–Annual Variable Remuneration for executive directors for the 2021 financial year
Following the end of the 2021 financial year, the amount corresponding to the Annual Variable Remuneration of executive directors for said financial year was determined, applying the calculation rules set out in the BBVA Directors' Remuneration Policy approved by the General Meeting held on 20 April 2021, in which it is also established that the remuneration will be subject to the following vesting and payment rules:

•The Upfront Portion (40% of the 2021 Annual Variable Remuneration) will be paid, provided that the applicable conditions are met, during the first quarter of the 2022 financial year, in equal parts cash and shares, amounting to: €849 thousand and 159,235 BBVA shares in the case of the Chairman, and €645 thousand and 120,977 BBVA shares in the case of the Chief Executive Officer.
•The remaining 60% of the 2021 Annual Variable Remuneration will be deferred (40% in cash and 60% in shares) for a period of five years (Deferred Portion) and paid, provided that the applicable conditions are met, proportionally at the end of each year for each of the five years of deferral, in an amount equal to 20% of the Deferred Portion each year: 20% in 2023, 20% in 2024, 20% in 2025, 20% in 2026 and 20% in 2027. The Deferred Portion may be reduced, but never increased, based on the result of the multi-year performance indicators determined by the Board of Directors, on the proposal of the Remuneration Committee and following analysis by the Risk and Compliance Committee, at the beginning of the 2021 financial year. Following the end of the financial year corresponding to the third year of deferral, the result of the multi-year performance indicators will determine the application of the ex post adjustments that, if appropriate, should be made to the outstanding amount of the Deferred Portion. All of this is subject to the vesting and payment rules provided for in the BBVA Directors' Remuneration Policy.
•Moreover, the rest of the rules set forth in the BBVA Directors’ Remuneration Policy regarding the Annual Variable Remuneration of executive directors will be applicable to 2021 Annual Variable Remuneration, including: (i) a withholding period of one year after delivery of the BBVA shares received; (ii) the prohibition of using personal hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update criteria for the Deferred Portion in cash; (iv) malus and clawback arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the General Meeting held on 2021.
–Deferred Annual Variable Remuneration for executive directors for the 2018 financial year
Following the end of the 2021 financial year, the Deferred Annual Variable Remuneration for the 2018 financial year of executive directors, due to be delivered in 2022, provided that the applicable conditions are met, to executive directors, in the percentages applicable in each case in accordance with the payment schedule established in the remuneration policies in effect in the 2018 financial year and applicable to each of them, was determined.
Therefore, the final amount of the Deferred Annual Variable Remuneration for the 2018 financial year was determined, which has been adjusted downwards based on the result of the multi-year performance indicators set by the Board of Directors in 2018 for its calculation and in application of the corresponding scales of achievement and their corresponding targets and weightings. In addition, the amount of the 2018 Deferred Annual Variable Remuneration of executive directors payable in 2022 (60% of the Deferred Portion of the 2018 AVR in the case of the Chairman and the entire 2018 Deferred AVR in the case of the Chief Executive Officer) was determined in the amount of €364 thousand and 107,386 BBVA shares in the case of the Chairman, and €332 thousand and 61,282 BBVA shares in the case of the Chief Executive Officer. In both cases, this includes the corresponding updates in cash.
–Deferred Annual Variable Remuneration for the Chairman for the 2017 financial year
Following the close of the 2020 financial year, the Deferred Annual Variable Remuneration for the 2017 financial year of executive directors, due to be delivered in 2021, provided that the applicable conditions were met, to executive directors, in the percentages applicable in each case in accordance with the payment schedule established in the remuneration policies in effect in the 2017 financial year and applicable to each of them, was determined.
Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the Deferred Portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the final amount of the Deferred Annual Variable Remuneration for the 2017 financial year for executive directors was determined and the amounts due to be paid in 2021 were paid (60% of his Deferred Annual Variable Remuneration for the 2017 financial year in the case of the Chairman, and the whole of it in the case of the Chief Executive Officer); all of which was reported in that financial year.
In 2022, the second payment (20%) of the 2017 Deferred AVR, which was determined to amount to €146 thousand and 27,898 BBVA shares, is due to the Chairman, including the corresponding update.
–Outstanding deferred Annual Variable Remuneration for executive directors
As of the end of the 2021 financial year, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to the third payment (20%) of the 2017 Deferred AVR (due to be paid in 2023) and 40% of the 2018 Deferred AVR of the Chairman (due to be paid in 2023 and 2024), 60% of the 2019 and 2021 Annual Variable Remuneration for both executive directors remains deferred and will be received in future years, provided that the applicable conditions are met.
Remunerations of Senior Management due in 2022 and subsequent financial years
–Annual Variable Remuneration for Senior Management for the 2021 financial year
Following the end of the 2021 financial year, the Annual Variable Remuneration of members of Senior Management corresponding to said financial year was determined (16 members as at 31 December 2021, excluding executive directors). For all members of Senior Management in aggregate, excluding executive directors, this Annual Variable Remuneration amounted to a total of €9,151 thousand, applying the rules established in the BBVA Group General Remuneration Policy, in which the following applicable vesting and payment rules are established:

•The Upfront Portion (40% of the 2021 Annual Variable Remuneration) will be paid, provided that the applicable conditions are met, during the first four months of the 2022 financial year, in equal parts cash and shares, which represents a total aggregate amount of €1,830 thousand and 346,106 BBVA shares.
•The remaining 60% of the 2021 Annual Variable Remuneration will be deferred (40% in cash and 60% in shares) for a period of five years (Deferred Portion) and paid, provided that the applicable conditions are met, proportionally at the end of each year for each of the 5 years of deferral, in an amount equal to 20% of the Deferred Portion each year: 20% in 2023, 20% in 2024, 20% in 2025, 20% in 2026 and 20% in 2027. The Deferred Portion may be reduced, but never increased, based on the result of the multi-year performance indicators determined by the Board of Directors, on the proposal of the Remuneration Committee and following analysis by the Risk and Compliance Committee, at the beginning of the 2021 financial year. Following the end of the financial year corresponding to the third year of deferral, the result of the multi-year performance indicators will determine the application of the ex post adjustments that, if appropriate, should be made to the outstanding amount of the Deferred Portion. All of this is subject to the vesting and payment rules provided for in the BBVA Group General Remuneration Policy.
•Moreover, the rest of the rules set forth in the BBVA Group General Remuneration Policy regarding the Annual Variable Remuneration of members of Senior Management will be applicable to 2021 Annual Variable Remuneration, including: (i) a withholding period of one year after delivery of the BBVA shares received; (ii) the prohibition of using personal hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update criteria for the Deferred Portion in cash; (iv) malus and clawback arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting held on 2021.
–Deferred Annual Variable Remuneration for Senior Management for the 2018 financial year
Following the end of the 2021 financial year, the Deferred Annual Variable Remuneration for members of Senior Management (16 members as at 31 December 2021, excluding executive directors) for the 2018 financial year due to be delivered in 2022, provided that the applicable conditions are met, to members of Senior Management who were beneficiaries of said remuneration, in the percentages applicable in each case in accordance with the payment schedule established in the remuneration policies in effect in the 2018 financial year and applicable to each of them, was determined.
Thus, the final amount of the Deferred Annual Variable Remuneration for the 2018 financial year, which has been adjusted downwards based on the result of the multi-year performance indicators set by the Board of Directors in 2018 for its calculation and in application of the corresponding scales of achievement and their corresponding objectives and weightings, was determined. Thus, the amount of the Deferred Portion of the Annual Variable Remuneration for the 2018 financial year due for delivery in 2022 to those members of Senior Management who were beneficiaries thereof, excluding executive directors, was determined to amount to an aggregate total amount of €691 thousand and 177,104 BBVA shares, including the corresponding updates.
–Deferred Annual Variable Remuneration for Senior Management for the 2017 financial year
Following the end of the 2020 financial year, the Deferred Annual Variable Remuneration for the 2017 financial year for members of Senior Management, excluding executive directors, payable in 2021 to the members of Senior Management who were beneficiaries thereof, provided that the applicable conditions were met, in the corresponding amounts in each case in accordance with the percentages applicable per the payment schedule established in the remuneration policies in effect in the 2017 financial year and applicable to each of them, was determined.
Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the Deferred Portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the final amount of the Deferred Annual Variable Remuneration for the 2017 financial year for members of Senior Management, excluding executive directors, was determined and the amounts payable in 2021 in each case were paid, all of which was reported in that financial year.
In 2022, provided that the applicable conditions are met, an aggregate total amount of €156 thousand euros and 29,267 BBVA shares, including the corresponding updates, is due to be paid to members of Senior Management (16 members as at 31 December 2021, excluding executive directors) as Deferred Annual Variable Remuneration for the 2017 financial year.
–Outstanding deferred Annual Variable Remuneration for Senior Management
As of the end of the 2021 financial year, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to the third payment (20%) of the 2017 Deferred AVR (due to be paid in 2023), 40% of the 2018 Deferred AVR (due to be paid in 2023 and 2024), and 60% of the 2019 Deferred AVR (due to be paid in 2023, 2024 and 2025) in the case of some members of Senior Management, 60% of the Annual Variable Remuneration for the 2021 financial year remains deferred and will be received in future years, if the applicable conditions are met.
Fixed remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with BBVA shares with deferred delivery for its non-executive directors, which was approved by the General Meeting held on 18 March 2006 and extended by resolutions of the General Meetings held on 11 March 2011 and 11 March 2016 for a further five-year period in each case, and by the General Meeting held on 20 April 2021 for a further three-year period.
This system is based on the annual allocation to non-executive directors of a number of "theoretical shares" of BBVA equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous financial year, calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the Annual General Meetings approving the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for any reason other than serious dereliction of their duties.
The "theoretical shares" allocated to non-executive directors who are beneficiaries of the fixed remuneration system with shares with deferred delivery in the 2021 financial year, corresponding to 20% of the total annual fixed allowance in cash received by each of them in the 2020 financial year, were as follows:

	Theoretical shares allocated in 2021 (1)	Theoretical shares accumulated as at 31 December 2021
José Miguel Andrés Torrecillas	22,860	98,772
Jaime Félix Caruana Lacorte	25,585	56,972
Raúl Galamba de Oliveira	9,500	9,500
Belén Garijo López	15,722	77,848
Sunir Kumar Kapoor	7,737	30,652
Lourdes Máiz Carro	10,731	55,660
José Maldonado Ramos	15,416	123,984
Ana Peralta Moreno	10,731	26,396
Juan Pi Llorens	23,079	115,896
Ana Revenga Shanklin	7,568	7,568
Susana Rodríguez Vidarte	20,237	161,375
Carlos Salazar Lomelín	5,642	5,642
Jan Verplancke	9,024	21,416
Total	183,832	791,681
(1)The number of "theoretical shares" allocated to each non-executive director is equal to 20% of the total annual fixed allowance in cash received by each such director in 2020 based on the average closing price of the BBVA share during the 60 trading sessions prior to the General Meeting of 20 April 2021, which was €4.44 per share.
Pension commitments with executive directors and Senior Management
The Bank has not assumed pension commitments with non-executive directors.
With regard to the Chairman, the BBVA Directors' Remuneration Policy establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of serious dereliction of his duties, to receive a retirement pension, paid in either income or capital, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields at that date.
The annual contribution to cover the retirement contingency for the Chairman's defined-contribution system, as established in the BBVA Directors' Remuneration Policy approved by the General Meeting in 2021, amounts to €439 thousand. The Board of Directors may update this amount during the term of the Policy, in the same way and under the same terms as it may update the Annual Fixed Remuneration.
15% of the agreed annual contribution will be based on variable components and considered “discretionary pension benefits” and will, therefore, be subject to the conditions regarding delivery in shares, withholding and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the BBVA Directors' Remuneration Policy.
In the event that the Chairman's contract is terminated before he reaches retirement age for reasons other than serious dereliction of duties, the retirement pension due to the Chairman upon him reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank, under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank from the time of termination.
With respect to the commitments in favour of the Chairman to cover the contingencies of death and disability, the Bank will pay the corresponding annual insurance premiums in order to top up this coverage.
In line with the above, during the 2021 financial year, the following amounts were recorded to meet the pension commitments for the Chairman: an amount of €340 thousand with regard to the retirement contingency, which corresponds to the annual contribution agreed to cover the retirement contingency reduced in an amount of €98 thousand corresponding to the downwards adjustment of the “discretionary pension benefits” of 2020 financial year, which were declared at the close of said financial year and had to be registered in the accumulated fund in 2021. Likewise, an amount of €574 thousand has been recorded for the payment of premiums for the death and disability contingencies.
As at 31 December 2021, the total accumulated amount of the fund to meet the retirement commitments for the e Chairman amounted to €24,546 thousand.
With regard to the agreed annual contribution for the retirement contingency corresponding to the 2021 financial year, 15% (€66 thousand) was recorded in said financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Chairman's Annual Variable Remuneration for the 2021 financial year and was determined to amount to €78 thousand, which represents an upwards adjustment of €12 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2022 financial year and will be subject to the conditions established for them in the BBVA Directors' Remuneration Policy.

With regard to the Chief Executive Officer, in accordance with the provisions of the BBVA Directors' Remuneration Policy approved by the General Meeting and those of his contract, the Bank is not required to make any contributions to a retirement pension, although he is entitled to an annual cash sum instead of a retirement pension (cash in lieu of pension) equal to 30% of his Annual Fixed Remuneration. However, the Bank does have pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums are paid.
In accordance with the above, in the 2021 financial year, the Bank paid the Chief Executive Officer the fixed-remuneration amount set out for cash in lieu of pension in the "Remuneration received by executive directors in 2021" section of this Note and, likewise, €295 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.
Furthermore, in the 2021 financial year, to meet the pension commitments for members of Senior Management (16 members holding that position as at 31 December 2021, excluding executive directors), the following was recorded: an amount of €3,222 thousand for contribution to the retirement contingency and an amount of €1,333 thousand for premiums to cover the death and disability contingencies, as well as a downwards adjustment of €167 thousand for “discretionary pension benefits” corresponding to the 2020 financial year, which were declared at the end of that financial year and had to be registered in the accumulated fund in 2021.
As at 31 December 2021, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounts to €27,472 thousand.
As for the executive directors, 15% of the agreed annual contributions for members of Senior Management to cover the retirement contingency will be based on variable components and considered “discretionary pension benefits”, and are therefore subject to the conditions regarding delivery in shares, withholding and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.
As such, with regard to the annual contribution for the retirement contingency registered in the 2021 financial year, an amount of €482 thousand was registered in the 2021 financial year as “discretionary pension benefits” and, following the end of the financial year, as in the case of the Chairman, this amount was adjusted by applying the same criteria used to determine the 2021 Annual Variable Remuneration for members of Senior Management. Accordingly, the "discretionary pension benefits" for the financial year, corresponding to all members of Senior Management, were determined to amount to a total of €591 thousand, representing an upwards adjustment of €109 thousand. These “discretionary pension benefits” will be included in the accumulated fund for the 2022 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.
Payments for the termination of the contractual relationship
In accordance with the BBVA Directors' Remuneration Policy, the Bank has no commitments to pay severance indemnity to executive directors.
With regard to Senior Management, excluding executive directors, the Bank did not make any payments arising from the termination of contractual relationships in 2021.
55.Other information
Environmental impact
As of December 31, 2021, there is no item included that requires disclosure in an environmental information report pursuant to Ministry JUS/794/2021, of July 22, by which the new model for the presentation in the Commercial Register of the consolidated annual accounts of the subjects obliged to its publication is approved.

56.Subsequent events
Between January 1 and February 3, 2022, J.P. Morgan AG, as manager of the first tranche, has acquired 65,272,189 BBVA shares as part of its share buyback program (see Note 4).
On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Framework Program, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche. The implementation of the Second Tranche, which will also be executed externally through a lead-manager, will begin after the end of the implementation of the First Tranche and shall end no later than October 15, 2022 (see Note 4).
On January 3, 2022, it was announced that a cash distribution in the amount of €0.23 gross per share as shareholder remuneration in relation to the Group's result in the 2021 financial year was expected to be submitted to the relevant governing bodies of BBVA for consideration (see Note 4).
Between February 4 and March 3, 2022, J.P. Morgan AG, as manager of the first tranche, has acquired 103,692,285 BBVA shares as part of its share buyback program. On March 3, 2022, the implementation of the First Tranche has been completed.
From January 1, 2022 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2021

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.63	49.37	100.00	23	22	2
ADQUIRA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	4	3	1
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	17	15	1
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,456	1,451	(15)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	18	38	4
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1,321	1,341	(20)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	22	22	1
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	25	17	—
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	—	100.00	100.00	9	9	—
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	2	—
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	—	100.00	100.00	1	1	—
APLICA TECNOLOGIA AVANZADA SA DE CV	MEXICO	SERVICES	100.00	—	100.00	203	221	17
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	53	114	—
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	58	64	—
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	64	79	—
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	22	22	—
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	—	100.00	100.00	28	29	25
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	—	99.95	—	1	—
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	39.97	26.59	66.55	157	606	536
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	—	100.00	110	180	20
BANCO INDUSTRIAL DE BILBAO SA	SPAIN	BANKING	—	99.93	99.93	52	47	6
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	—
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	—	100.00	100.00	49	45	4
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	41	127	8
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	99.80	0.20	100.00	79	640	12
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	—	100.00	110	129	6
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	—	100.00	100.00	—	—	—
BBVA AI FACTORY SL	SPAIN	SERVICES	—	100.00	100.00	6	4	—
BBVA ASSET MANAGEMENT ARGENTINA S.A, SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN	ARGENTINA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	14	1	13
BBVA ASSET MANAGEMENT MEXICO SA DE CV, SOC.OPERADORA DE FONDOS DE INVERSION, GRUPO FRO. BBVA MEXICO	MEXICO	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	30	21	10
BBVA ASSET MANAGEMENT SA SAF	PERU	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	8	5	3
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	INVESTMENT FUND MANAGEMENT	100.00	—	100.00	43	(98)	164
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	24	18	6
BBVA BANCO CONTINENTAL SA (1)	PERU	BANKING	—	46.12	46.12	1,042	1,920	340
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	—	100.00	100.00	4	4	1
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	—	100.00	16	18	—
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	—	99.96	99.96	—	3	6
(*) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2021. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2021.
(**) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(1) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	—	1	6
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	348	1,135	202
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	IN LIQUIDATION	—	100.00	100.00	23	18	5
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	5	2	2
BBVA FINANZIA SPA	ITALY	IN LIQUIDATION	100.00	—	100.00	8	8	—
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUND MANAGEMENT	100.00	—	100.00	8	6	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	5	—
BBVA GLOBAL MARKETS BV	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	158	251	55
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SPAIN	SERVICES	76.00	—	76.00	1	3	1
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	58	5
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	51	155	26
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	99.99	0.01	100.00	11	(15)	26
BBVA MEXICO SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA MEXICO	MEXICO	BANKING	—	100.00	100.00	12,211	9,698	2,512
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	1	—
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	34	26	3
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	3	—
BBVA OP3N S.L.	SPAIN	SERVICES	—	100.00	100.00	—	2	—
BBVA OPERADORA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	76	98	(21)
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	313	247	66
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUND MANAGEMENT	100.00	—	100.00	13	16	9
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	—	100.00	110	892	157
BBVA PLANIFICACION PATRIMONIAL SL	SPAIN	IN LIQUIDATION	80.00	20.00	100.00	—	1	—
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUND MANAGEMENT	75.00	5.00	80.00	2	5	10
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	1	1	—
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	—	100.00	100.00	39	51	7
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	233	242	8
BBVA SEGUROS ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	10	23	24
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	16	11
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	101	11
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	559	386	174
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	—	99.96	713	782	238
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	8	9	(1)
BBVA SERVICIOS ADMINISTRATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	47	54	(8)
BBVA SERVICIOS CORPORATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	6	5	—
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	—	100.00	100.00	—	—	—
(*) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2021. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2021.
(**) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	OTHER ISSUANCE COMPANIES	—	100.00	100.00	1	1	—
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	8	13	(3)
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	9	9	—
BILBAO VIZCAYA HOLDING SAU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	120	97	69
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
CARTERA E INVERSIONES SA CIA DE	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92	125	4
CASA DE BOLSA BBVA MEXICO SA DE CV	MEXICO	SECURITIES DEALER	—	100.00	100.00	65	42	24
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	—	100.00	295	314	(22)
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	—	100.00	2	2	—
CDD GESTIONI S.R.L.	ITALY	REAL ESTATE	100.00	—	100.00	—	—	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	15	15	—
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53	51	—
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	—	—	—
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	6	4	1
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	259	13
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	—	—
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	4	4	—
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2	1	—
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	510	855	29
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	1	1	—
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	—	51.00	51.00	—	3	—
DATA ARQUITECTURE AND TECHNOLOGY OPERADORA SA DE CV	MEXICO	SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	—	75.54	75.54	125	169	(3)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	33	24	9
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	2	2	—
EUROPEA DE TITULIZACION SA SGFT.	SPAIN	FINANCIAL SERVICES	88.24	—	88.24	2	17	3
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION (1)	MEXICO	REAL ESTATE	—	42.40	42.40	—	1	—
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	—	65.00	65.00	—	1	—
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	3	2	—
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	43	39	3
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	100.00	100.00	3	2	1
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	—	100.00	100.00	—	1	—
(*) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2021. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2021.
(**) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(1) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	—	59.99	59.99	—	2	—
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	—	100.00	100.00	2	2	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	IN LIQUIDATION	—	100.00	100.00	5	5	—
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	SPAIN	IN LIQUIDATION	—	60.00	60.00	—	—	—
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	—	100.00	100.00	1	—	—
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	—	100.00	100.00	6	5	1
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	41	37	2
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	239	202	53
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	1	1	—
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	393	327	(2)
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	254	315	29
GARANTI BBVA AS (1)	TURKEY	BANKING	49.85	—	49.85	3,124	4,241	1,091
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	80	34	58
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	19	10	13
GARANTI BBVA FILO AS	TURKEY	SERVICES	—	100.00	100.00	1	17	49
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	90	72	18
GARANTI BBVA PORTFOY AS	TURKEY	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	17	11	6
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	87	38	48
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	TURKEY	SERVICES	—	100.00	100.00	1	—	1
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(35)	27
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	526	394	—
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI KULTUR AS	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	—	1	2
GARANTI YATIRIM ORTAKLIGI AS (1) (2)	TURKEY	INVESTMENT COMPANY	—	3.61	3.61	—	3	—
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	—	100.00	100.00	675	591	18
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	—	100.00	9	11	(2)
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	5	5	—
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	—	100.00	3	4	—
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	—	100.00	87	89	(2)
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUND MANAGEMENT	60.00	—	60.00	9	17	4
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	1	1	—
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	—	100.00	424	437	14
GRUPO FINANCIERO BBVA MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	—	99.98	7,402	11,040	2,731
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	19	16	3
INMUEBLES Y RECUPERACIONES CONTINENTAL SA	PERU	REAL ESTATE	—	100.00	100.00	40	38	2
(*) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2021. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2021.
(**) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(1) Full consolidation method is used according to accounting rules (see Glossary).
(2) The percentage of voting rights owned by the Group entities in this company is 99.97%.

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	112	115	(3)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC NV (1)	CURAÇAO	INVESTMENT COMPANY	48.00	—	48.01	16	47	4
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	—	—	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	—	60.46	60.46	—	—	—
JALE PROCAM, S.L. (EN LIQUIDACIÓN)	SPAIN	IN LIQUIDATION	—	50.00	50.00	—	(60)	(3)
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	—	100.00	100.00	3	3	—
MISAPRE, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	—	—	—
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	7	8	—
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	35	30	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	—	100.00	100.00	—	2	1
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	COLOMBIA	FINANCIAL SERVICES	—	50.00	50.00	1	4	(2)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	—	—	—
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	—	—	—
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	47	34	13
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	2	2	—
OPENPAY ARGENTINA SA	ARGENTINA	PAYMENT ENTITIES	—	100.00	100.00	5	10	—
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	—	100.00	100.00	2	1	(1)
OPENPAY PERÚ SA	PERU	PAYMENT ENTITIES	—	100.00	100.00	3	3	(1)
OPENPAY S.A. DE C.V.	MEXICO	PAYMENT ENTITIES	—	100.00	100.00	18	4	1
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	—	100.00	1	16	6
PECRI INVERSION SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	265	263	2
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	26	26	—
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	51	51	8
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	2	2	—
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	5	5	—
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	—	1
PROPEL EXPLORER FUND I SL	SPAIN	INVESTMENT COMPANY	—	99.50	99.50	12	13	(1)
PROPEL VENTURE PARTNERS BRAZIL S.L.	SPAIN	INVESTMENT COMPANY	—	99.80	99.80	11	11	1
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	—	99.50	99.50	63	91	84
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	FINANCIAL SERVICES	99.50	—	99.50	235	175	87
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	—	58.86	58.86	—	—	—
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	—	90.00	90.00	1	1	—
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	1	1	—
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	—	100.00	100.00	2	2	—
(*) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2021. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2021.
(**) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(1) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	50.00	50.00	10	13	7
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	37	19	1
RPV COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(1)	1
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	—	100.00	4	4	—
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	—	100.00	5	5	—
SATICEM IMMOBILIARIA SL	SPAIN	REAL ESTATE	100.00	—	100.00	19	15	3
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	10	5	5
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2	4	(2)
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	7	7	(1)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	—	100.00	65	63	2
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO SA	SPAIN	INACTIVE	77.20	—	77.20	—	—	—
SPORT CLUB 18 SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	11	10	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	—	100.00	100.00	1	1	—
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	25	—
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	—	100.00	619	508	(4)
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	—	60.60	—	—	—
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	—	51.00	51.00	1	4	—
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	51.00	51.00	18	23	12
(*) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2021. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2021.
(**) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest. .
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2021.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2021
Most significant companies are included, which together represent 99.9% of the total investment in this group.

			% Legal share of participation			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Assets 31.12.21	Liabilities 31.12.21	Equity excluding profit (loss) 31.12.21	Profit (loss) 31.12.21
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	44.44	44.44	4	19	11	8	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	38.97	—	38.97	77	4,765	4,568	226	(29)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	4	10	1	9	—
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	254	805	253	547	5
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC COMPANIES AND INSTITUTIONS	16.67	—	16.67	28	174	7	149	18
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	ELECTRONIC MONEY ENTITIES	—	21.15	21.15	2	184	176	2	5
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	—	28.50	28.50	1	3	—	4	(1)
METROVACESA SA	SPAIN	REAL ESTATE	9.44	11.41	20.85	259	2,790	720	2,060	10
PLAY DIGITAL SA	ARGENTINA	PAYMENT ENTITIES	—	10.83	10.83	1	11	2	18	(8)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	24.90	—	24.90	19	108	33	71	4
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	40.00	40.00	7	121	104	16	1
SBD CREIXENT, S.A.	SPAIN	REAL ESTATE	—	23.05	23.05	1	4	1	4	—
SEGURIDAD Y PROTECCION BANCARIAS SA DE CV	MEXICO	SERVICES	—	26.14	26.14	1	3	—	3	—
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	—	46.14	46.14	15	33	—	25	7
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	SPAIN	FINANCIAL SERVICES	28.72	—	28.72	7	110	84	27	(1)
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	SPAIN	PAYMENT ENTITIES	20.61	—	20.61	1	1,925	1,920	5	—
SOLARISBANK AG (1)	GERMANY	BANKING	—	15.40	15.40	61	3,450	3,218	259	(27)
TELEFONICA FACTORING COLOMBIA, S.A.	COLOMBIA	FINANCIAL SERVICES	—	24.30	24.30	1	68	64	1	2
TELEFONICA FACTORING ESPAÑA SA (2)	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	4	84	70	7	7
TELEFONICA FACTORING MEXICO SA DE CV	MEXICO	IN LIQUIDATION	24.30	—	24.30	1	3	—	2	—
TF PERU SAC	PERU	FINANCIAL SERVICES	—	24.30	24.30	1	7	1	3	2
JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITIES DEALER	50.00	—	50.00	76	3,317	3,165	144	8
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	—	50.00	50.00	8	17	—	17	—
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (3)	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	29	63	5	58	—
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	—	50.00	50.00	18	93	58	32	3
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (3)	MEXICO	REAL ESTATE	—	44.09	44.09	10	167	—	167	—
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	—	42.40	42.40	7	17	—	17	—
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	1	4	2	3	—
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	—	39.11	39.11	1	3	—	15	(12)
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	—	49.00	49.00	40	630	549	66	15
(*) In foreign companies the exchange rate of December 31, 2021 is applied.
(1) The percentage of voting rights owned by the Group entities in this company is 22.22%.
(2) Financial Statements as of December 31, 2020.
(3) Classified as Non-current asset in sell.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2021.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2021
Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective Date for the Transaction (or Notification Date)
OPENPAY PERÚ SA	FOUNDING	100.00	08-Mar-21
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	FOUNDING	50.00	31-Mar-21
PROPEL EXPLORER FUND I SL	FOUNDING	99.50	01-Jun-21
OPENPAY ARGENTINA SA	FOUNDING	100.00	01-Jul-21
(*) Variations of less than 0.1% have not been considered due to immateriality.
Changes and notifications of participations in the BBVA Group in 2021 (continued)
Disposals or reduction of interest ownership in consolidated subsidiaries

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
BBVA AUTOMERCANTIL COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS LDA.	LIQUIDATION	—	21-Jan-21
BBVA PARAGUAY SA	DISPOSAL	—	22-Jan-21
HOLVI PAYMENT SERVICE OY	DISPOSAL	—	01-Feb-21
CAIXASABADELL PREFERENTS SA	LIQUIDATION	—	04-Mar-21
BBVA INTERNATIONAL PREFERRED SOCIEDAD ANONIMA	LIQUIDATION	—	12-Mar-21
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU	LIQUIDATION	—	25-Mar-21
DENIZEN FINANCIAL, INC	MERGER	—	27-Apr-21
COVAULT, INC	MERGER	—	11-May-21
ENTRE2 SERVICIOS FINANCIEROS E.F.C SA	LIQUIDATION	—	21-May-21
BBVA TRANSFER SERVICES INC	DISPOSAL	—	01-Jun-21
BBVA FOREIGN EXCHANGE INC.	DISPOSAL	—	01-Jun-21
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	LIQUIDATION	—	01-Jun-21
BBVA USA BANCSHARES, INC.	DISPOSAL	—	01-Jun-21
BBVA USA	DISPOSAL	—	01-Jun-21
SIMPLE FINANCE TECHNOLOGY CORP.	DISPOSAL	—	01-Jun-21
BBVA INSURANCE AGENCY, INC.	DISPOSAL	—	01-Jun-21
BBVA FINANCIAL CORPORATION	DISPOSAL	—	01-Jun-21
BBVA WEALTH SOLUTIONS, INC.	DISPOSAL	—	01-Jun-21
BBVA MORTGAGE CORPORATION	DISPOSAL	—	01-Jun-21
HUMAN RESOURCES PROVIDER, INC	DISPOSAL	—	01-Jun-21
HUMAN RESOURCES SUPPORT, INC	DISPOSAL	—	01-Jun-21
TUCSON LOAN HOLDINGS, INC.	DISPOSAL	—	01-Jun-21
COMPASS TEXAS MORTGAGE FINANCING, INC	DISPOSAL	—	01-Jun-21
PHOENIX LOAN HOLDINGS, INC.	DISPOSAL	—	01-Jun-21
COMPASS MORTGAGE FINANCING, INC.	DISPOSAL	—	01-Jun-21
COMPASS LOAN HOLDINGS TRS, INC.	DISPOSAL	—	01-Jun-21
PI HOLDINGS NO. 1, INC.	DISPOSAL	—	01-Jun-21
P.I. HOLDINGS NO. 3, INC.	DISPOSAL	—	01-Jun-21
COMPASS CAPITAL MARKETS, INC.	DISPOSAL	—	01-Jun-21
ARIZONA FINANCIAL PRODUCTS, INC	DISPOSAL	—	01-Jun-21
COMPASS LIMITED PARTNER, INC.	DISPOSAL	—	01-Jun-21
COMPASS GP, INC.	DISPOSAL	—	01-Jun-21
COMPASS SOUTHWEST, LP	DISPOSAL	—	01-Jun-21
TEXAS LOAN SERVICES LP	DISPOSAL	—	01-Jun-21
LIQUIDITY ADVISORS LP	DISPOSAL	—	01-Jun-21
COMPASS INSURANCE TRUST	DISPOSAL	—	01-Jun-21
GUARANTY BUSINESS CREDIT CORPORATION	DISPOSAL	—	01-Jun-21
TMF HOLDING INC.	DISPOSAL	—	01-Jun-21
(*) Variations of less than 0.1% have not been considered due to immateriality.

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
GUARANTY PLUS HOLDING COMPANY	DISPOSAL	—	01-Jun-21
RWHC, INC	DISPOSAL	—	01-Jun-21
SAGE OG I, INC	DISPOSAL	—	01-Jun-21
SAGE OG2, LLC	DISPOSAL	—	01-Jun-21
BBVA TRANSFER HOLDING INC	DISPOSAL	—	01-Jun-21
BBVA OPEN PLATFORM INC	DISPOSAL	—	01-Jun-21
DALLAS CREATION CENTER, INC	DISPOSAL	—	01-Jun-21
AZLO BUSINESS, INC	DISPOSAL	—	01-Jun-21
UPTURN FINANCIAL INC	DISPOSAL	—	01-Jun-21
ARRAHONA AMBIT, S.L.	LIQUIDATION	—	01-Jun-21
ARRELS CT LLOGUER, S.A.	LIQUIDATION	—	01-Jun-21
GARRAF MEDITERRANIA, S.A.	LIQUIDATION	—	01-Jun-21
PROMOU CT 3AG DELTA, S.L.	LIQUIDATION	—	01-Jun-21
PROMOU CT EIX MACIA, S.L.	LIQUIDATION	—	01-Jun-21
PROMOU CT VALLES, S.L.	LIQUIDATION	—	01-Jun-21
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	LIQUIDATION	—	01-Jun-21
CETACTIUS SL	LIQUIDATION	—	01-Jun-21
PROV-INFI-ARRAHONA, S.L.	LIQUIDATION	—	03-Jun-21
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SPA, EN LIQUIDACION	LIQUIDATION	—	01-Sep-21
BBVA IRELAND PLC ( En liquidación)	LIQUIDATION	—	28-Oct-21
PUERTO CIUDAD LAS PALMAS, S.A.	LIQUIDATION	—	17-Nov-21
PARCSUD PLANNER, S.L.	LIQUIDATION	—	14-Dec-21
PROMOU GLOBAL, S.L.	LIQUIDATION	—	14-Dec-21
NOVA TERRASSA 3, S.L.	LIQUIDATION	—	14-Dec-21
OPPLUS SAC (En liquidación)	LIQUIDATION	—	15-Dec-21
IRIDION SOLUCIONS IMMOBILIARIES SL	LIQUIDATION	—	16-Dec-21
QIPRO SOLUCIONES S.L.	DISPOSAL	—	22-Dec-21
CATALONIA GEBIRA, S.L. (EN LIQUIDACION)	LIQUIDATION	—	22-Dec-21
INVERPRO DESENVOLUPAMENT, S.L.	LIQUIDATION	—	22-Dec-21
INPAU, S.A.	LIQUIDATION	—	31-Dec-21
(*) Variations of less than 0.1% have not been considered due to immateriality.

Changes and notifications of participations in the BBVA Group in 2021 (continued)
Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
PLAY DIGITAL SA	SHAREHOLDERS AGREEMENT	10.83	01-Mar-21
REDSYS SERVICIOS DE PROCESAMIENTO SL	DISPOSAL	24.90	02-Sep-21
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	DISPOSAL	21.15	01-Oct-21
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	DISPOSAL	20.61	14-Oct-21
(*) Variations of less than 0.1% have not been considered due to immateriality
Changes and notifications of participations in the BBVA Group in 2021 (continued)
Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
DIVARIAN PROPIEDAD, S.A.U.	DISPOSAL	—	15-Oct-21
SOLARISBANK AG (1)	CAPITAL INCREASE DILUTION	15.40	16-Dec-21
CORPORATIVO VITAMEDICA, S.A. DE C.V.	DISPOSAL	—	22-Jan-21
SERVICIOS VITAMEDICA, S.A. DE C.V.	DISPOSAL	—	22-Jan-21
VITAMEDICA ADMINISTRADORA, S.A. DE C.V	DISPOSAL	—	22-Jan-21
(*) Variations of less than 0.1% have not been considered due to immateriality.
(1) The percentage of voting rights owned by the Group entities in this company is 22.22%.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2021.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2021

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BBVA BANCO CONTINENTAL SA	BANKING	—	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	—	48.01
PRO-SALUD, C.A.	INACTIVE	—	58.86	58.86
INVERSIONES P.H.R.4, C.A.	INACTIVE	—	60.46	60.46
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	PENSION FUND MANAGEMENT	75.00	5.00	80.00
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	—	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	—	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	—	60.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	—	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	—	51.00	51.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	—	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	—	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	—	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	—	51.00	51.00
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	FINANCIAL SERVICES	—	50.00	50.00
GARANTI BBVA EMEKLILIK AS	INSURANCES SERVICES	—	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	IN LIQUIDATION	—	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	—	76.00
JALE PROCAM, S.L. (EN LIQUIDACIÓN)	IN LIQUIDATION	—	50.00	50.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	—	50.00	50.00
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2021.

APPENDIX V. BBVA Group’s structured entities as of December 31, 2021. Securitization funds

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2021
TDA 18 MIXTO, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	20-Nov-03	91	9
TDA 22 Mixto, FTA (Unnim)	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Dec-04	592	17
AYT Hipotecario Mixto IV, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Jun-05	100	10
AYT HIP MIXTO V	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Jul-06	120	22
TDA 27 Mixto, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Dec-06	275	69
TDA 28 Mixto, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	23-Jul-07	250	70
HIPOCAT 6 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	17-Sep-03	850	68
HIPOCAT 7 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	08-Jun-04	1,400	166
HIPOCAT 8 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	06-May-05	1,500	179
HIPOCAT 9 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Nov-05	1,016	149
HIPOCAT 10 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	05-Jul-06	1,526	236
HIPOCAT 11 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Mar-07	1,628	307
TDA 19 MIXTO, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Feb-04	600	20
TDA 23 MIXTO, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Mar-05	860	25
TDA TARRAGONA 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	30-Nov-07	397	81
GAT VPO (UNNIM)	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Jun-09	780	45
BBVA CONSUMO 10 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	08-Jul-19	2,000	1,364
BBVA CONSUMO 11 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	12-Mar-21	2,500	2,053
BBVA CONSUMO 9 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Mar-17	1,375	405
BBVA CONSUMER AUTO 2018-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Jun-18	800	379
BBVA CONSUMER AUTO 2020-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	15-Jun-20	1,100	1,100
BBVA RMBS 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	19-Feb-07	2,500	743
BBVA RMBS 2 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	26-Mar-07	5,000	1,355
BBVA RMBS 3 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Jul-07	3,000	1,300
BBVA RMBS 5 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-May-08	5,000	2,312
BBVA RMBS 9 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Apr-10	1,295	734
BBVA RMBS 10 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	19-Jun-11	1,600	1,011
BBVA RMBS 11 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Jun-12	1,400	892
BBVA RMBS 12 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Dec-13	4,350	2,763
BBVA RMBS 13 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	14-Jul-14	4,100	2,730
BBVA RMBS 14 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Nov-14	700	397
BBVA RMBS15 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	11-May-15	4,000	2,681
BBVA RMBS 16 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-May-16	1,600	1,129
BBVA RMBS 17 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Nov-16	1,800	1,309
BBVA RMBS 18 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	20-Nov-17	1,800	1,484
BBVA RMBS 19 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Nov-19	2,000	1,807
BBVA RMBS 20 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	14-Jun-21	2,500	2,500
BBVA LEASING 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Jun-07	2,500	81
BBVA LEASING 2 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Jul-20	2,100	1,353
BBVA-6 FTPYME FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	10-Jun-07	1,500	37

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2021, 2020 and 2019
Outstanding as of December 31, 2021, 2020 and 2019 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2021	December 2020	December 2019	Prevailing Interest Rate as of December 31, 2021	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
February-15	EUR	—	—	1,500	6.75%	Perpetual
April-16	EUR	—	1,000	1,000	8.88%	Perpetual
February-17	EUR	1,000	1,000	1,000	3.50%	10-Feb-27
February-17	EUR	99	99	99	4.00%	24-Feb-32
March-17	EUR	65	65	65	4.00%	24-Feb-32
May-17	EUR	150	150	150	2.54%	24-May-27
May-17	EUR	500	500	500	5.88%	Perpetual
September-18	EUR	1,000	1,000	1,000	5.88%	Perpetual
February-19	EUR	750	750	750	2.58%	22-Feb-29
March-19	EUR	1,000	1,000	1,000	6.00%	Perpetual
January-20	EUR	994	994	—	1.00%	16-Jan-30
July-20	EUR	1,000	1,000	—	6.00%	Perpetual
Different issues	EUR	245	330	379
Total issued in Euros	EUR	7,028	8,113	7,668

Outstanding as of December 31, 2021, 2020 and 2019 of subordinated issues (continued)

		Millions of Euros
Issuer entity and issued date	Currency	December 2021	December 2020	December 2019	Prevailing Interest Rate as of December 31, 2021	Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-17	USD	106	98	107	5.70%	31-Mar-32
November-17	USD	883	815	890	6.13%	Perpetual
May-18	USD	263	243	265	5.25%	29-May-33
September-19	USD	883	815	890	6.50%	Perpetual
Subtotal	USD	2,135	1,970	2,152
May-17	CHF	19	19	18	1.60%	24-May-27
Subtotal	CHF	19	19	18
July-20	GBP	357	334	—	3.10%	15-Jul-31
Subtotal	GBP	357	334	—
BBVA GLOBAL FINANCE LTD (*)
December-95	USD	176	162	177	7.00%	1-Dec-25
Subtotal	USD	176	162	177
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
April-10	USD	—	—	667	7.25%	22-Apr-20
March-11	USD	—	612	667	6.50%	10-Mar-21
July-12	USD	1,329	1,223	1,333	6.75%	30-Sep-22
November-14	USD	177	163	178	5.35%	12-Nov-29
January-18	USD	886	815	889	5.13%	18-Jan-33
September-19	USD	665	612	667	5.88%	13-Sep-34
Subtotal	USD	3,057	3,425	4,401
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.
Different issues	USD	—	—	2
Subtotal	USD	—	—	2
BBVA PARAGUAY S.A. (**)
November-14	USD	—	16	18	6.75%	5-Nov-21
November-15	USD	—	20	22	6.70%	18-Nov-22
Subtotal	USD	—	37	40
BBVA USA (**)
March-05	USD	—	—	203	5.50%	1-Apr-20
March-06	USD	—	58	63	5.90%	1-Apr-26
April-15	USD	—	570	623	3.88%	10-Apr-25
Subtotal	USD	—	628	889
(*) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank.
(**) Companies sold in 2021 (see Note 3).

Outstanding as of December 31, 2021, 2020 and 2019 of subordinated issues

		Millions of Euros
Issuer entity and issued date (continued)	Currency	December 2021	December 2020	December 2019	Prevailing Interest Rate as of December 31, 2021	Maturity Date
BBVA COLOMBIA S.A.
September-11	COP	—	25	29	4.45%	19-Sep-21
September-11	COP	35	37	42	4.70%	19-Sep-26
February-13	COP	44	47	54	3.60%	19-Feb-23
February-13	COP	37	39	45	3.89%	19-Feb-28
November-14	COP	20	21	24	4.38%	26-Nov-29
November-14	COP	32	30	34	4.50%	26-Nov-34
Subtotal	COP	168	200	229
April-15	USD	349	324	333	4.88%	21-Apr-25
Subtotal	USD	349	324	333
BBVA BANCO CONTINENTAL S.A.
June-07	PEN	19	18	22	3.47%	18-Jun-32
November-07	PEN	17	16	19	3.56%	19-Nov-32
July-08	PEN	15	15	17	3.06%	8-Jul-23
September-08	PEN	16	16	18	3.09%	9-Sep-23
December-08	PEN	10	9	11	4.19%	15-Dec-33
Subtotal	PEN	77	74	87
May-07	USD	18	16	18	6.00%	14-May-27
February-08	USD	18	17	18	6.47%	28-Feb-28
October-13	USD	40	37	41	6.53%	2-Oct-28
September-14	USD	272	257	269	5.25%	22-Sep-29
Subtotal	USD	349	327	346
GARANTI BBVA AS
May-17	USD	645	607	664	6.13%	24-May-27
Subtotal	USD	645	607	664
October-19	TRY	17	28	38	16.00%	7-Oct-29
February-20	TRY	49	82	—	17.95%	14-Feb-30
Subtotal	TRY	66	110	38
Total issues in other currencies		7,398	8,217	9,376
Outstanding as of December 31, 2021, 2020 and 2019 of subordinated issues (Millions of euros)

	December 2021		December 2020		December 2019
Issuer entity and issued date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA COLOMBIA S.A.
December-93	COP	—	COP	—	COP	20
BBVA International Preferred, S.A.U.
July-07	GBP	—	GBP	35	GBP	37
PHOENIX LOAN HOLDINGS INC.
November-00	USD	—	USD	17	USD	19
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU
August-05	EUR	—	EUR	74	EUR	28
CAIXASABADELL PREFERENTS S.A.
July-06	EUR	—	EUR	85	EUR	56

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2021, 2020 and 2019

	U.S. Dollar	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
December 2021
Assets
Cash, cash balances at central banks and other demand deposits	19,164	5,816	893	4,245	30,118
Financial assets held for trading	10,699	18,973	1,104	8,840	39,615
Non- trading financial assets mandatorily at fair value through profit or loss	1,039	4,114	2	83	5,239
Financial assets at fair value through comprehensive income	6,455	9,323	2,325	8,697	26,800
Financial assets at amortized cost	46,223	57,580	21,655	38,657	164,115
Joint-ventures and associates	5	15	—	263	283
Tangible assets	12	1,902	558	935	3,408
Other assets	(204)	3,607	1,046	1,248	5,697
Total	83,393	101,331	27,583	62,969	275,276
Liabilities
Financial liabilities held for trading	10,448	13,784	450	1,312	25,994
Financial liabilities at amortized cost	67,306	60,570	14,946	43,859	186,681
Other liabilities	3,261	13,234	779	2,029	19,302
Total	81,015	87,588	16,175	47,200	231,977
December 2020
Assets
Cash, cash balances at central banks and other demand deposits	16,615	4,847	772	4,130	26,365
Financial assets held for trading	5,114	22,154	359	6,112	33,740
Non- trading financial assets mandatorily at fair value through profit or loss	883	3,369	7	291	4,549
Financial assets at fair value through comprehensive income	7,073	7,723	2,489	8,087	25,373
Financial assets at amortized cost	39,841	53,184	26,810	38,036	157,871
Joint-ventures and associates	5	14	—	246	265
Tangible assets	15	1,819	858	852	3,544
Other assets	83,406	2,053	1,191	2,009	88,658
Total	152,953	95,163	32,486	59,764	340,366
Liabilities
Financial liabilities held for trading	4,562	18,489	471	772	24,295
Financial liabilities at amortized cost	67,165	54,429	18,930	43,468	183,993
Other liabilities	78,724	6,662	687	7,393	93,466
Total	150,452	79,580	20,088	51,633	301,753
December 2019
Assets
Cash, cash balances at central banks and other demand deposits	16,930	4,414	499	5,330	27,173
Financial assets held for trading	5,549	18,543	242	5,257	29,591
Non- trading financial assets mandatorily at fair value through profit or loss	900	3,509	4	116	4,529
Financial assets at fair value through comprehensive income	14,269	6,178	2,748	5,541	28,735
Financial assets at amortized cost	107,865	56,963	29,125	35,906	229,859
Joint-ventures and associates	5	20	—	252	277
Tangible assets	921	2,214	1,050	1,026	5,211
Other assets	1,946	2,147	1,174	5,508	10,775
Total	148,384	93,989	34,842	58,934	336,149
Liabilities
Financial liabilities held for trading	4,063	16,064	170	2,465	22,762
Financial liabilities at amortized cost	136,661	54,733	20,681	36,758	248,834
Other liabilities	5,555	6,757	881	8,172	21,365
Total	146,280	77,555	21,732	47,394	292,961
This Appendix is part of Notes 2.2.15 of the consolidated financial statements for the year ended December 31, 2021.

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012
a)Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of December 31, 2021, 2020 and 2019 is as follows:

	DECEMBER 2021 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	59	63	32	22	15	—	(11)
Other financial corporations and individual entrepreneurs (financial business)	377	30	25	2	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	99,852	6,590	11,417	3,552	2,108	45	(3,196)
Of which: financing the construction and property (including land)	739	155	1,785	486	322	—	(513)
Other households (*)	275,927	1,813	96,312	5,877	4,473	25	(1,622)
Total	376,215	8,496	107,786	9,453	6,599	70	(4,834)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	29	29	23	10	6	—	(10)
Other financial corporations and individual entrepreneurs (financial business)	255	11	17	1	1	—	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	74,054	3,701	7,423	1,799	855	10	(2,639)
Of which: financing the construction and property (including land)	592	148	1,229	320	179	—	(464)
Other households (*)	143,791	948	39,962	2,701	1,799	3	(1,377)
Total	218,129	4,689	47,425	4,512	2,661	13	(4,031)
(*) Number of operations does not include Garanti BBVA.
Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2020 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	67	77	69	62	45	—	(15)
Other financial corporations and individual entrepreneurs (financial business)	519	10	22	2	2	—	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	111,648	5,592	11,343	3,182	1,911	33	(3,128)
Of which: financing the construction and property (including land)	624	500	1,081	622	370	8	(420)
Other households (*)	261,097	1,782	86,643	5,992	4,379	27	(1,712)
Total	373,331	7,460	98,077	9,239	6,337	60	(4,859)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	39	36	29	20	14	—	(12)
Other financial corporations and individual entrepreneurs (financial business)	283	5	11	1	1	—	(3)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	67,588	3,470	6,880	1,939	916	21	(2,727)
Of which: financing the construction and property (including land)	469	216	674	408	197	8	(311)
Other households (*)	113,013	765	37,063	2,805	1,820	8	(1,358)
Total	180,923	4,274	43,983	4,765	2,750	30	(4,100)
(*) Number of operations does not include Garanti BBVA.
Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2019 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	73	93	64	64	49	—	(11)
Other financial corporations and individual entrepreneurs (financial business)	387	8	62	4	3	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	68,121	5,085	18,283	3,646	1,810	178	(3,252)
Of which: financing the construction and property (including land)	1,131	400	1,314	688	393	32	(428)
Other households (*)	173,403	1,510	67,513	5,827	4,414	33	(1,519)
Total	241,984	6,696	85,922	9,541	6,276	211	(4,788)

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	45	41	30	21	16	—	(7)
Other financial corporations and individual entrepreneurs (financial business)	241	6	30	2	1	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	39	3,148	12	2,466	1,020	50	(2,923)
Of which: financing the construction and property (including land)	819	321	790	445	210	4	(392)
Other households (*)	96,429	758	34,463	2,908	2,096	17	(1,229)
Total	136,095	3,954	46,229	5,396	3,044	67	(4,164)
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
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2021, 2020 and 2019:

Forbearance operations. Breakdown by segments (Millions of Euros)
	2021	2020	2019
Credit institutions	—	—	—
Central governments	74	124	147
Other financial corporations and individual entrepreneurs (financial activity)	26	8	6
Non-financial corporations and individual entrepreneurs (non-financial activity)	6,946	5,645	5,479
Of which: Financing the construction and property development (including land)	128	701	660
Households	6,068	6,062	5,818
Total carrying amount	13,114	11,840	11,450
Financing classified as non-current assets and disposal groups held for sale	—	858	42

NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio
As of December 31, 2021 and December 31, 2020, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL ratio renegotiated loan portfolio
	Ratio of impaired loans - past due
	2021	2020
General governments	45%	40%
Commercial	54%	62%
Of which: Construction and developer	73%	56%
Other consumer	47%	46%
b.Qualitative information on the concentration of risk by activity and guarantees
Loans and advances to customers by activity (carrying amount)

December 2021 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,928	324	1,907	472	834	129	783	14
Other financial institutions and individual entrepreneurs	20,711	219	14,495	153	575	2,933	10,151	901
Non-financial institutions and individual entrepreneurs	146,988	22,945	3,842	8,074	6,361	4,679	2,407	5,266
Construction and property development	5,091	3,594	79	1,203	1,055	675	278	462
Construction of civil works	6,614	625	259	252	194	96	51	291
Other purposes	135,284	18,726	3,504	6,620	5,112	3,908	2,077	4,513
Large companies	84,147	6,208	2,197	2,327	1,420	1,680	632	2,346
SMEs (**) and individual entrepreneurs	51,137	12,518	1,307	4,292	3,692	2,228	1,445	2,167
Rest of households and NPISHs (***)	141,007	93,384	1,757	19,716	23,528	29,555	15,339	7,003
Housing	95,199	92,030	132	19,120	23,175	29,258	13,982	6,628
Consumption	41,798	416	1,421	245	172	119	1,176	126
Other purposes	4,010	938	203	352	181	178	181	250
TOTAL	328,635	116,872	22,001	28,415	31,298	37,295	28,679	13,185
MEMORANDUM ITEM:
Forbearance operations (****)	13,114	7,513	98	1,611	1,460	1,600	1,176	1,765
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.

December 2020 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,718	372	1,451	390	546	135	714	39
Other financial institutions and individual entrepreneurs	17,464	200	9,398	166	1,585	2,610	4,948	289
Non-financial institutions and individual entrepreneurs	143,693	23,686	4,082	8,294	7,162	4,467	3,200	4,646
Construction and property development	4,379	3,244	82	1,048	1,015	678	263	321
Construction of civil works	6,810	641	279	274	194	97	48	306
Other purposes	132,504	19,801	3,721	6,972	5,953	3,691	2,888	4,019
Large companies	79,595	6,648	1,920	2,561	1,811	1,242	1,012	1,943
SMEs (**) and individual entrepreneurs	52,909	13,154	1,801	4,411	4,142	2,449	1,877	2,076
Rest of households and NPISHs (***)	137,870	92,555	1,836	19,606	24,126	27,130	15,463	8,066
Housing	94,098	90,756	131	18,743	23,719	26,817	13,960	7,648
Consumption	39,442	418	1,521	246	190	139	1,245	118
Other purposes	4,331	1,381	184	617	216	174	257	301
TOTAL	318,745	116,813	16,768	28,456	33,419	34,343	24,324	13,039
MEMORANDUM ITEM:
Forbearance operations (****)	11,840	7,271	74	1,350	1,408	1,587	1,165	1,834
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.

December 2019 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,257	1,067	10,886	4,914	1,510	1,077	3,651	801
Other financial institutions and individual entrepreneurs	23,114	281	13,699	1,856	219	103	11,687	115
Non-financial institutions and individual entrepreneurs	176,474	26,608	30,313	22,901	10,082	8,478	5,270	10,190
Construction and property development	15,171	4,497	2,114	2,313	1,765	1,476	457	600
Construction of civil works	7,146	756	468	499	248	152	106	219
Other purposes	154,157	21,355	27,731	20,089	8,069	6,850	4,707	9,371
Large companies	104,661	8,665	19,058	12,647	3,620	3,828	2,727	4,901
SMEs (**) and individual entrepreneurs	49,496	12,690	8,673	7,442	4,449	3,022	1,980	4,470
Rest of households and NPISHs (***)	167,117	108,031	5,582	23,057	27,714	32,625	20,529	9,688
Housing	110,178	104,796	2,332	20,831	26,639	31,707	18,701	9,250
Consumption	46,356	507	2,075	450	316	174	1,502	140
Other purposes	10,583	2,728	1,175	1,776	759	744	326	298
TOTAL	395,962	135,987	60,480	52,728	39,525	42,283	41,137	20,794
MEMORANDUM ITEM:
Forbearance operations (****)	11,450	7,396	256	1,547	1,427	1,572	1,247	1,859
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.

The information on the main geographic area is as following:

December 2021 (Millions of Euros) BBVA, S.A.
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	13,273	279	498	91	135	47	503	1
Other financial institutions and individual entrepreneurs	17,998	185	14,180	15	400	2,922	10,136	892
Non-financial institutions and individual entrepreneurs	83,673	10,013	1,599	4,264	3,533	2,203	317	1,294
Construction and property development	1,738	1,626	8	686	567	244	54	82
Construction of civil works	4,523	566	246	239	187	85	39	261
Other purposes	77,412	7,821	1,345	3,339	2,779	1,874	223	951
Large companies	52,306	2,504	863	1,043	815	945	41	523
SMEs (**) and individual entrepreneurs	25,106	5,317	483	2,296	1,964	929	182	429
Rest of households and NPISHs (***)	91,201	73,641	358	16,218	18,797	23,228	9,847	5,909
Housing	74,729	72,695	114	15,911	18,564	23,004	9,669	5,660
Consumption	13,467	96	152	66	65	67	26	24
Other purposes	3,005	850	92	242	167	157	152	224
TOTAL	206,145	84,117	16,635	20,588	22,865	28,401	20,803	8,095
MEMORANDUM ITEM:
Forbearance operations (****)	7,902	5,292	31	991	949	1,025	775	1,582
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.

December 2021 (Millions of Euros) BBVA Mexico
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	179	1	—	—	1	—	—	—
Other financial institutions and individual entrepreneurs	585	18	1	8	8	1	1	—
Non-financial institutions and individual entrepreneurs	17,175	3,136	484	503	1,040	791	476	811
Construction and property development	1,149	331	35	73	126	66	32	69
Construction of civil works	1,641	—	—	—	—	—	—	—
Other purposes	14,385	2,805	450	430	913	726	444	741
Large companies	7,941	1,023	130	157	296	338	69	294
SMEs (**) and individual entrepreneurs	6,444	1,782	320	273	618	388	375	448
Rest of households and NPISHs (***)	8,038	1,374	19	538	818	26	11	—
Housing	1,657	1,345	—	527	796	16	6	—
Consumption	6,215	19	19	9	20	8	1	—
Other purposes	165	10	—	2	2	2	5	—
TOTAL	25,977	4,529	505	1,050	1,866	819	488	811
MEMORANDUM ITEM:
Forbearance operations (****)	2,252	278	—	69	65	60	44	41
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.

December 2021 (Millions of Euros) Garanti BBVA
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	5,100	45	1,409	381	698	81	280	13
Other financial institutions and individual entrepreneurs	981	14	6	3	8	—	3	5
Non-financial institutions and individual entrepreneurs	24,048	5,946	459	2,420	1,328	1,201	795	661
Construction and property development	908	778	17	93	243	292	104	63
Construction of civil works	123	14	5	7	4	3	5	—
Other purposes	23,017	5,154	436	2,319	1,081	906	685	598
Large companies	12,842	1,647	107	852	232	266	165	239
SMEs (**) and individual entrepreneurs	10,175	3,507	329	1,467	849	641	520	358
Rest of households and NPISHs (***)	24,708	11,916	—	1,241	2,514	4,940	3,012	210
Housing	11,916	11,916	—	1,241	2,514	4,940	3,012	210
Consumption	12,777	—	—	—	—	—	—	—
Other purposes	15	—	—	—	—	—	—	—
TOTAL	54,838	17,922	1,873	4,045	4,549	6,223	4,089	889
MEMORANDUM ITEM:
Forbearance operations (****)	1,703	1,303	36	298	241	422	289	89
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.

December 2021 (Millions of Euros) Other Entities
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,376	—	—	—	—	—	—	—
Other financial institutions and individual entrepreneurs	1,147	2	308	127	160	9	10	4
Non-financial institutions and individual entrepreneurs	22,091	3,850	1,301	887	460	483	819	2,501
Construction and property development	1,296	859	20	350	118	74	88	249
Construction of civil works	327	45	8	5	3	8	6	30
Other purposes	20,469	2,946	1,273	531	338	402	725	2,223
Large companies	11,058	1,033	1,098	275	78	132	357	1,290
SMEs (**) and individual entrepreneurs	9,411	1,913	175	256	261	270	368	933
Rest of households and NPISHs (***)	17,060	6,453	1,380	1,718	1,400	1,361	2,469	884
Housing	6,897	6,074	18	1,440	1,302	1,298	1,296	757
Consumption	9,339	300	1,251	170	87	44	1,150	101
Other purposes	824	78	111	108	11	20	24	26
TOTAL	41,675	10,304	2,988	2,732	2,019	1,853	3,299	3,390
MEMORANDUM ITEM:	—	—	—	—	—	—	—	—
Forbearance operations (****)	1,258	641	31	254	205	92	68	53
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises.
(***) Non-profit institutions serving households.
(****) Net of provisions.
c.Information on the concentration of risk by activity and geographical areas

December 2021 (Millions of Euros)
	TOTAL (*)	Spain	Rest of European Union	America	Other
Credit institutions	153,178	46,282	35,157	37,840	33,898
General governments	122,518	53,621	15,822	41,510	11,564
Central Administration	101,719	38,601	15,451	36,397	11,269
Other	20,799	15,020	371	5,113	295
Other financial institutions	44,470	9,988	16,039	11,474	6,969
Non-financial institutions and individual entrepreneurs	211,437	77,227	25,485	64,123	44,602
Construction and property development	8,594	3,029	662	2,050	2,853
Construction of civil works	10,345	5,641	1,210	1,030	2,465
Other purposes	192,498	68,557	23,614	61,044	39,284
Large companies	136,229	42,462	23,133	40,931	29,703
SMEs and individual entrepreneurs	56,269	26,095	481	20,113	9,581
Other households and NPISHs	141,747	89,769	2,715	40,819	8,444
Housing	95,200	73,145	1,645	18,455	1,955
Consumer	41,799	13,431	745	21,399	6,224
Other purposes	4,749	3,193	325	966	265
TOTAL	673,350	276,887	95,218	195,768	105,477
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

December 2020 (Millions of Euros)
	TOTAL (*)	Spain	Rest of European Union	America	Other
Credit institutions	140,294	44,287	29,055	39,897	27,055
General governments	125,311	61,944	12,660	37,756	12,951
Central Administration	103,104	46,614	12,324	31,477	12,689
Other	22,207	15,330	336	6,279	262
Other financial institutions	48,236	14,727	11,575	15,640	6,294
Non-financial institutions and individual entrepreneurs	202,708	74,560	23,783	60,245	44,120
Construction and property development	8,182	3,384	202	1,899	2,697
Construction of civil works	10,385	5,275	1,349	1,183	2,578
Other purposes	184,141	65,901	22,232	57,163	38,845
Large companies	125,847	39,272	21,610	37,904	27,061
SMEs and individual entrepreneurs	58,294	26,629	622	19,259	11,784
Other households and NPISHs	138,544	88,633	2,882	36,690	10,339
Housing	94,098	73,383	1,747	16,262	2,706
Consumer	39,442	12,117	719	19,264	7,342
Other purposes	5,004	3,133	416	1,164	291
TOTAL	655,093	284,151	79,955	190,228	100,759
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

December 2019 (Millions of Euros)
	TOTAL (*)	Spain	Rest of European Union	America	Other
Credit institutions	106,462	23,050	37,933	31,717	13,762
General governments	134,915	56,464	9,861	57,174	11,416
Central Administration	96,639	39,573	9,505	36,287	11,274
Other	38,276	16,891	356	20,887	142
Other financial institutions	52,281	13,822	19,763	15,736	2,960
Non-financial institutions and individual entrepreneurs	231,964	70,753	25,932	92,178	43,101
Construction and property development	18,915	3,538	361	11,688	3,328
Construction of civil works	10,607	5,403	1,303	1,431	2,470
Other purposes	202,442	61,812	24,268	79,059	37,303
Large companies	147,573	37,393	23,279	61,838	25,063
SMEs and individual entrepreneurs	54,869	24,419	989	17,221	12,240
Other households and NPISHs	167,379	90,829	3,180	62,098	11,272
Housing	110,178	75,754	725	30,557	3,142
Consumer	46,358	11,954	675	25,897	7,832
Other purposes	10,843	3,121	1,780	5,644	298
TOTAL	693,001	254,918	96,669	258,903	82,511
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
This Appendix is part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2021.

APPENDIX IX. Additional information on risk concentration
a.Sovereign risk exposure
The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2021, 2020 and 2019: by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	2021	2020	2019
Spain	52,927	60,916	55,575
Italy	13,720	10,270	7,810
Turkey	5,868	7,578	7,999
Portugal	697	1,067	924
Germany	212	342	224
France	124	108	93
Netherlands	3	—	1
Romania	461	459	480
Rest of Europe	522	244	185
Subtotal Europe	74,534	80,984	73,291
Mexico	34,872	31,237	32,630
The United States	1,841	14,217	19,802
Colombia	2,676	1,466	1,828
Peru	805	1,539	1,557
Argentina	850	706	582
Venezuela	—	21	7
Rest of countries	5,871	5,559	3,726
Subtotal rest of countries	46,915	54,746	60,131
Total exposure to financial instruments	121,449	135,729	133,421
The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

The table below provides a breakdown of the exposure of the Group’s credit institutions to sovereign risk as of December 31, 2021 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2021 (Millions of Euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	25,596	12,542	288	5	(19)	12	3,084	(2,883)	38,626	40%
Italy	9,257	16	—	—	—	(1,146)	747	(1,865)	7,008	7%
Portugal	(304)	128	—	—	—	(2)	—	(3)	(180)	—%
Germany	69	—	—	—	—	(54)	47	—	61	—%
France	(1,169)	25	—	—	—	841	1,588	(879)	407	—%
Netherlands	—	—	—	—	—	—	—	—	—	—%
Romania	461	—	—	—	—	—	—	—	461	—%
Rest of European Union	(415)	88	295	4	(1)	293	316	(1)	578	1%
Total Exposure to Sovereign Counterparties (European Union)	33,495	12,799	583	9	(20)	(57)	5,782	(5,630)	46,962	48%
Mexico	21,997	5,102	5,550	6	(206)	(4)	—	—	32,445	33%
The United States	1,732	—	—	—	—	(4)	1,820	(1,820)	1,728	2%
Turkey	5,591	236	—	—	—	—	3	(3)	5,827	6%
Rest of other countries	7,611	2,223	—	5	—	721	42	(7)	10,596	11%
Total other countries	36,932	7,560	5,550	11	(206)	712	1,865	(1,830)	50,594	52%
Total	70,427	20,359	6,134	19	(225)	656	7,647	(7,460)	97,556	100%
This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of European Union countries of the Group’s insurance companies (€10,101 million as of December 31, 2021) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.
This Appendix forms part of Note 7.2.8 of the Consolidated Financial Statements for the year 2021.

b.Concentration of risk on activities in the real-estate market in Spain
Quantitative information on activities in the real-estate market in Spain
Lending for real estate development of the loans as of December 31, 2021, 2020 and 2019 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount			Drawn over the guarantee value			Accumulated impairment
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Financing to construction and real estate development (including land) (Business in Spain)	2,123	2,565	2,649	455	650	688	(197)	(281)	(286)
Of which: Impaired assets	337	473	567	132	213	271	(142)	(230)	(252)
Memorandum item:
Write-offs	2,155	2,288	2,265
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	168,734	162,600	185,893
Total consolidated assets (total business) (book value)	662,885	733,797	695,471
Impairment and provisions for normal exposures	(4,610)	(4,909)	(4,934)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	2021	2020	2019
Without secured loan	248	372	298
With secured loan	1,875	2,193	2,351
Terminated buildings	1,172	1,307	1,461
Homes	936	991	1,088
Other	235	316	373
Buildings under construction	517	614	545
Homes	509	430	348
Other	8	184	197
Land	186	272	345
Urbanized land	124	143	240
Rest of land	62	129	105
Total	2,123	2,565	2,649
As of December 31, 2021, 2020 and 2019, 55.2% 51.0% and 55.2%, of loans to developers were guaranteed with buildings (79.9%, 75.8% and 74.5% are homes), and only 8.8%, 10.6%, and 13.0% by land, of which 66.6%, 52.6%, and 69.6% are in urban locations, respectively.
The table below provides the breakdown of the financial guarantees given as of December 31, 2021, 2020 and 2019:

Financial guarantees given (Millions of Euros)
	2021	2020	2019
Houses purchase loans	56	58	44
Without mortgage	3	5	5
The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, December 31, 2021, 2020 and 2019 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount			Of which: impaired loans
	2021	2020	2019	2021	2020	2019
Houses purchase loans	74,094	74,689	76,961	2,748	2,841	2,943
Without mortgage	1,631	1,693	1,672	13	20	22
With mortgage	72,463	72,996	75,289	2,735	2,821	2,921

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2021	15,189	18,107	22,782	9,935	6,449	72,463
Of which: Impaired loans	216	327	462	483	1,246	2,735
Gross amount June 30,2021	15,197	18,891	20,716	10,624	7,568	72,996
Of which: Impaired loans	170	294	426	470	1,461	2,821
Gross amount December 31, 2020	15,105	19,453	20,424	11,827	8,480	75,289
Of which: Impaired loans	182	313	506	544	1,376	2,921
Outstanding home mortgage loans as of December 31, 2021, 2020 and 2019 had an average LTV of 46%, 46% and 47% respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	Gross Value			Provisions			Of which: Valuation adjustments on impaired assets, from the time of foreclosure			Carrying amount
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Real estate assets from loans to the construction and real estate development sectors in Spain	654	913	1,048	(407)	(486)	(555)	(214)	(234)	(266)	247	427	493
Terminated buildings	196	363	378	(94)	(144)	(150)	(44)	(60)	(58)	102	219	228
Homes	87	212	221	(39)	(75)	(81)	(17)	(33)	(33)	48	137	140
Other	109	151	157	(55)	(69)	(69)	(27)	(27)	(25)	54	82	88
Buildings under construction	23	30	79	(17)	(21)	(44)	(6)	(10)	(24)	6	9	35
Homes	22	29	78	(16)	(20)	(43)	(6)	(10)	(24)	6	9	35
Other	1	1	1	(1)	(1)	(1)	—	—	—	—	—	—
Land	435	520	591	(296)	(321)	(361)	(164)	(164)	(184)	139	199	230
Urbanized land	406	485	547	(281)	(303)	(338)	(153)	(150)	(167)	125	182	209
Rest of land	29	35	44	(15)	(18)	(23)	(11)	(14)	(17)	14	17	21
Real estate assets from mortgage financing for households for the purchase of a home	970	1,128	1,192	(520)	(593)	(612)	(154)	(163)	(153)	450	535	580
Rest of foreclosed real estate assets	494	481	451	(264)	(259)	(233)	(62)	(48)	(37)	230	222	218
Equity instruments, investments and financing to non-consolidated companies holding said assets	708	1,310	1,380	(449)	(450)	(293)	(410)	(412)	(255)	259	860	1,087
Total	2,826	3,832	4,071	(1,640)	(1,788)	(1,693)	(840)	(857)	(711)	1,186	2,044	2,378
As of December 31, 2021, 2020 and 2019, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €654, €913 and €1,048 million, respectively, with an average coverage ratio of 62.2%, 53.2%, and 53.0% respectively.
The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2021, 2020 and 2019, amounted to €970, €1,128 and €1,192 million, respectively, with an average coverage ratio of 53.6%, 52.6%, and 51.3%.
As of December 31, 2021, 2020 and 2019, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €2.118, €2,522 and €2,691 million, respectively. The coverage ratio was 56.2%, 53.1% and 52.0%, respectively.
This Appendix is part of Note 7 of the consolidated financial statements for the year ended December 31, 2021.

c.Concentration of risk by geography
Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2021, 2020 and 2019 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2021 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	4,145	15,783	1,511	4,706	945	3,248	594	30,933
Equity instruments (*)	3,682	12,510	3,885	1,273	80	206	951	22,587
Debt securities	43,336	22,288	32,042	4,418	5,677	6,237	6,993	120,990
Central banks	—	15	—	—	—	2,527	106	2,648
General governments	40,653	15,608	29,771	1,839	5,669	2,813	5,156	101,508
Credit institutions	1,401	2,341	1,213	142	8	275	480	5,860
Other financial corporations	619	1,878	270	903	1	402	132	4,203
Non-financial corporations	662	2,447	788	1,535	—	220	1,118	6,770
Loans and advances	177,851	64,238	60,208	9,319	36,743	42,182	9,984	400,525
Central banks	865	2,832	—	—	3,991	1,442	24	9,154
General governments	12,542	256	5,102	—	236	1,733	490	20,359
Credit institutions	7,360	29,901	1,452	361	2,695	1,221	2,247	45,238
Other financial corporations	4,583	14,183	985	1,521	954	1,165	851	24,242
Non-financial corporations	56,643	13,993	24,930	7,403	19,500	19,024	6,250	147,743
Households	95,857	3,072	27,740	35	9,368	17,596	122	153,789
Total risk in financial assets	229,013	114,819	97,647	19,718	43,445	51,873	18,521	575,035
Loan commitments given	35,604	37,313	17,662	13,239	6,359	7,926	1,516	119,618
Financial guarantees given	2,426	3,363	16	451	4,163	993	308	11,720
Other commitments given	14,516	6,995	2,127	2,070	3,529	2,402	2,965	34,604
Off-balance sheet exposures	52,546	47,671	19,805	15,760	14,050	11,321	4,789	165,941

Total risks in financial instruments	281,559	162,489	117,451	35,477	57,496	63,194	23,309	740,976
(*) Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2020 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	8,419	17,811	2,292	8,350	349	2,162	800	40,183
Equity instruments (*)	2,196	9,627	3,197	925	65	260	420	16,690
Debt securities	56,552	18,932	29,392	5,097	7,466	5,907	6,287	129,632
Central banks	—	—	—	—	—	2,535	100	2,635
General governments	48,765	12,320	26,567	2,412	7,449	2,547	4,641	104,701
Credit institutions	1,680	2,383	1,542	214	14	205	681	6,718
Other financial corporations	5,466	1,804	404	897	2	439	163	9,175
Non-financial corporations	641	2,426	879	1,574	—	180	702	6,402
Loans and advances	168,849	50,691	57,787	8,335	40,373	39,081	9,964	375,080
Central banks	1,301	37	235	204	3,408	1,060	37	6,282
General governments	12,712	328	4,671	—	181	1,401	732	20,026
Credit institutions	644	23,123	2,888	1,477	217	830	3,762	32,940
Other financial corporations	3,742	10,826	2,489	946	1,165	756	723	20,647
Non-financial corporations	55,314	13,078	22,878	5,670	23,963	18,215	4,573	143,691
Households	95,136	3,298	24,626	38	11,439	16,819	137	151,493
Total risk in financial assets	236,016	97,061	92,667	22,706	48,253	47,410	17,471	561,585
Loan commitments given	35,096	32,327	15,748	33,644	7,691	6,530	1,548	132,584
Financial guarantees given	850	3,302	24	714	4,415	1,013	348	10,665
Other commitments given	15,474	8,224	1,618	1,922	3,403	2,883	2,666	36,190
Off-balance sheet exposures	51,419	43,853	17,391	36,280	15,508	10,425	4,563	179,440

Total risks in financial instruments	287,436	140,914	110,058	58,986	63,761	57,836	22,034	741,025
(*) Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2019 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	5,241	16,603	1,328	6,354	189	1,788	729	32,232
Equity instruments (*)	3,745	6,184	3,829	1,311	55	268	247	15,639
Debt securities	48,806	13,283	28,053	17,733	7,934	5,383	4,210	125,403
Central banks	—	—	—	—	—	1,785	70	1,855
General governments	41,510	9,403	25,852	14,465	7,921	2,732	2,846	104,728
Credit institutions	1,237	1,672	658	150	9	263	611	4,600
Other financial corporations	5,643	1,001	317	2,085	3	433	136	9,619
Non-financial corporations	416	1,207	1,226	1,034	1	170	548	4,602
Loans and advances	171,673	49,757	63,505	65,044	45,874	40,787	9,264	445,903
Central banks	14	—	—	—	3,647	684	475	4,820
General governments	14,477	394	6,820	5,342	111	1,536	637	29,317
Credit institutions	6,626	18,274	2,050	648	1,996	1,012	2,112	32,717
Other financial corporations	3,103	13,351	1,611	2,313	1,248	704	752	23,082
Non-financial corporations	50,718	14,215	24,823	34,960	26,099	17,963	5,130	173,908
Households	96,735	3,523	28,201	21,781	12,773	18,888	158	182,059
Total risk in financial assets	229,465	85,827	96,715	90,442	54,052	48,226	14,450	619,177
Loan commitments given	33,146	26,687	17,361	35,185	8,665	8,060	1,819	130,923
Financial guarantees given	3,182	1,605	656	754	3,170	911	705	10,984
Other commitments given	16,204	9,125	1,534	2,075	5,065	2,808	2,397	39,209
Off-balance sheet exposures	52,532	37,417	19,551	38,014	16,900	11,779	4,922	181,116

Total risks in financial instruments	281,997	123,244	116,266	128,456	70,952	60,005	19,372	800,293
(*) Equity instruments are shown net of valuation adjustment.
The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2021, 2020 and 2019 is as follows:

Impaired financial assets by geographic area (Millions of Euros)
	2021	2020	2019
Spain	8,143	8,199	8,616
Rest of Europe	104	118	175
Mexico	1,921	1,767	1,478
South America	1,744	1,703	1,769
Turkey	2,746	2,889	3,289
Rest of the world (*)	—	2	634
IMPAIRED RISKS	14,657	14,678	15,959
(*) In 2019, it includes the balances of the Group's businesses in the United States included within the scope of the sale to PNC (see Notes 1.3, 3 and 21).
This Appendix is part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2021.

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Baseline macroeconomic scenarios	IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.
Basic earnings per share	Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).
Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Business Model	The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.
Commissions	Income and expenses relating to commissions and similar fees are recognized in the income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
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
Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges	Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.
Financial Assets at Amortized Cost	Financial assets that do not meet the definition of financial assets designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.
Financial Assets at fair value through other comprehensive income	Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the subsidiaries act as lessors.
Financial guarantees	Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.
Financial guarantees given	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.
Foreign activity	International balances are those of BBVA´s Group entities domiciled outside of Spain, which reflect our foreign activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.
Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.
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
a.significant financial difficulty of the issuer or the borrower,
b.a breach of contract (e.g. a default or past due event),
c.a lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,
d.it becoming probable that the borrower will enter bankruptcy or other financial reorganization,
e.the disappearance of an active market for that financial asset because of financial difficulties, or
f.the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

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
Joint venture	A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement. a) A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. b) A lease will be classified as operating lease when it is not a financial lease.
Lease liability	Lease that represents the lessee’s obligation to make lease payments during the lease term.
Liabilities included in disposal groups classified as held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity's balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loss given default (LGD)	It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.
Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Non performing financial guarantees given	The balance of non performing risks, whether for reasons of default by customers or for other reasons, for financial guarantees given. This figure is shown gross: in other words, it is not adjusted for value corrections (allowance for credit losses) made.
Non Performing Loans (NPL)	The balance of non performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.
Non-controlling interests	The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the earnings for the period.
Non-current assets and disposal groups held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements: a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b) the sale is considered highly probable.
Non-monetary assets	Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.
Non-trading financial assets mandatorily at fair value through Profit or loss	The financial assets registered under this heading are assigned to a business model whose objective is achieved by obtaining contractual cash flows and / or selling financial assets but which the contractual cash flows have not complied with the SPPI test conditions.
Option risk	Risks arising from options, including embedded options.

Other financial assets/liabilities at fair value through profit or loss	Instruments designated by the entity from the inception at fair value with changes in profit or loss. An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:
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
i) Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.
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
a)Quantitative criterion: based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios.

b)Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

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
Statements of cash flows	The indirect method has been used for the preparation of the statement of cash flows. This method starts from the entity’s profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents. When preparing these financial statements the following definitions have been used:
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
Statements of changes in equity	The statements of changes in equity reflect all the movements generated in each year in each of the headings of the equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Statements of recognized income and expense	The statement of recognized income and expenses reflect the income and expenses generated in each fiscal year, distinguishing between those recognized in the profit and loss accounts and the “Other recognized income and expenses”; which are recorded directly in the equity.

The “Other recognized income and expenses” includes the variations that have occurred in the period in “accumulated other comprehensive income”, detailed by concepts.

The sum of the variations recorded in the “accumulated other comprehensive income” caption of the equity and the profit for the year represents the “Total income and expenses”.
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
Tangible book value	Tangible Book Value represents the tangible equity's value for the shareholders as it does not include the intangible assets and the minority interests (non-controlling interests). It is calculated by discounting intangible assets, that is, goodwill and the rest of consolidated intangibles recorded under the public balance sheet (goodwill and intangible assets of companies accounted for by the equity method or companies classified as non-current assets for sale are not subtracted).It is also shown as ex-dividends.

Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorial bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity.
Tier 1 Capital	Mainly includes: Common stock, parent company reserves, reserves in companies, non-controlling interests, deductions and others and attributed net income.
Tier 2 Capital	Mainly includes: Subordinated, preferred shares and non- controlling interest.
Unit-link	This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.
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
a.VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.
b.VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Watch List (WL)	Watch List is defined as such risk that, derived from an individualized credit assessment, involves a significant increase in credit risk from the moment of origination, due to economic or financial difficulties or because it has suffered, or is estimated to suffer, adverse situations in its environment, without meeting the criteria for its classification as non performing.
Write- off	When the recovery of any recognized amount is considered to be remote, this amount is removed from the balance sheet, without prejudice to any actions taken by the entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.