Form 20-F
period 2022-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2023-03-06
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
New York Stock Exchange*

0.875% Fixed Rate Senior Notes due 2023
BBVA 23
New York Stock Exchange

1.125% Fixed Rate Senior Notes due 2025
BBVA 25
New York Stock Exchange

5.862% Fixed Rate Senior Non-Preferred Notes due 2026
BBVA 26A
New York Stock Exchange

6.138% Fixed Rate Senior Non-Preferred Notes due 2028
BBVA 28
New York Stock Exchange

* The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Series 6 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	Irish Stock Exchange
Series 9 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	Irish Stock Exchange
The number of outstanding shares of each class of stock of the Registrant as of December 31, 2022, was:
Ordinary shares, par value €0.49 per share—6,030,116,564

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined herein).
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 3. Key Information—Risk Factors”;
•“Item 4. Information on the Company”;
•“Item 5. Operating and Financial Review and Prospects”; and
•“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, US-China trade tensions, Brexit, the rise of populism and Russia’s invasion of Ukraine, which has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation and, in particular, as of the date of this Annual Report, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, interest rate increases in most of the geographical areas where we operate (which may impact default rates) and interest rate cuts in Turkey (which may affect our margins);
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
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments (including our acquisition in May 2022 of an additional 36.12% stake in Garanti BBVA, which has resulted in BBVA’s stake in Garanti BBVA increasing to 85.97%), divestitures (including the sale in June 2021 of BBVA USA as well as other companies of the BBVA Group in the United States with activities related to the banking business), mergers, joint ventures and strategic alliances;
•the impact of the coronavirus (COVID-19) pandemic, new waves of contagion, the emergence of new strains, and the measures adopted by governments and the private sector in connection therewith on our business and the economy;

•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity and provision requirements and the increasing tax burden;
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
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance standards;
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
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

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
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB for the years ended December 31, 2022, 2021 and 2020. The Consolidated Financial Statements included in this Annual Report have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to our Consolidated Financial Statements.
The financial information as of and for the years ended December 31, 2021 and 2020 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of certain of the modifications referred to in the section “—Changes in Accounting Policies” herein. Further, during the first quarter of 2021, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented in our annual report on Form 20-F for the year ended December 31, 2020, mainly as a consequence of the elimination of the United States operating segment. As a result thereof, we created a new segment called “Rest of Business” which included the business previously included in our “Rest of Eurasia” segment (which was eliminated) and the BBVA Group’s remaining business in the United States (which was excluded from the scope of the USA Sale (as defined herein)), except for the Group’s stake in the venture capital fund Propel Venture Partners (as defined herein), which was reallocated to our Corporate Center. These changes required the revision of segment information as of and for the year ended December 31, 2020.
Designation of Turkey as a Hyperinflationary Economy
Since the first half of 2022, the Turkish economy is considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial reporting in hyperinflationary economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our Consolidated Financial Statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21. The net result derived from the application of IAS 29 and IAS 21 in Turkey for the year ended December 31, 2022 amounts to a loss of €2,711 million, of which €1,793 million is attributed to the parent company of the Group. This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €2,323 million and is recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,490 million, given that, under IAS 29, these types of bonds are considered protective assets. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 and IAS 21 to hyperinflationary economies.
The first application of IAS 29 in the Turkish subsidiaries led to an increase in equity of €130 million as of January 1, 2022, and is mainly the result of the revaluation of tangible assets and inflation-linked bonds.
1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

Changes in Accounting Policies
Hyperinflationary economies - IAS 29
In 2020, in light of the interpretation issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, the Group made an accounting policy change such that for all periods presented, the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros are included in the line item “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheets. Since 2009 and 2018, respectively, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29. In addition, as discussed above, since the first half of 2022, the Turkish economy was considered to be hyperinflationary. See “—Designation of Turkey as a Hyperinflationary Economy” for information on the related impact in the Consolidated Financial Statements. In addition, all the components of the financial statements (including income statement items) of entities located in such countries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our Consolidated Financial Statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21.
The net result derived from the application of accounting for IAS 29 and IAS 21 in Argentina for the year ended December 31, 2022 amounted to a loss of €1,031 million, of which €694 million is attributed to the parent company of the Group (for the years ended December 31, 2021 and 2020 this result amounted to a loss of €258 million and €174 million, respectively).
The net result derived from the application of accounting for IAS 29 and IAS 21 in Venezuela for the year ended December 31, 2022 amounted to a loss of €11 million, of which €6 million is attributed to the parent company of the Group (for the years ended December 31, 2021 and 2020 this result amounted to a loss of €6 million and €5 million, respectively).
See Note 2.2.19 to our Consolidated Financial Statements for additional information on the application of IAS 29 to hyperinflationary economies.
New definition of default
In 2021, the Group updated its definition of default for internal credit risk management purposes to conform to that set forth in the European Banking Authority (“EBA”) Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). As a result thereof, the Group deemed it appropriate to update the definition of credit-impaired asset (Stage 3), considering it a change in accounting estimate, so that such definition continues to be substantially consistent with the definition of default used for internal credit risk management.
The Group estimated that the update in the definition of credit-impaired asset (Stage 3) led to an increase of €1,262 million in impaired financial assets as of December 31, 2021. The impact of this change on expected credit losses was not considered to be significant, since most of the affected transactions were previously classified within Stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the transactions. For a discussion of certain accounting standards applicable to loss allowances on financial assets and the method for calculating expected credit loss, see Note 2.2.1 to our Consolidated Financial Statements. See also “Item 4. Information on the Company—Selected Statistical Information—ASSETS—Impaired loans” and “Item 5. Operating and Financial Review and Prospects—Operating Results”.
(Reverse) repurchase agreements recognition
In 2021, certain repurchase agreements and reverse repurchase agreements are presented on a net basis in the consolidated balance sheet by offsetting certain financial assets (reverse repurchase agreements) with certain financial liabilities (repurchase agreements). In order to make the information as of December 31, 2020 comparable with the information as of December 31, 2021, the information as of December 31, 2020 was adjusted by reducing “Total assets” and “Total liabilities” by €2,379 million.
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

Changes in Intra-Group Adjustments
During the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. In addition, a team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business area to other business areas. The impact of these intra-group adjustments was not material and segment figures as of December 31, 2021 and 2020 and for the years then ended have not been revised to reflect the new allocation criteria.
Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares2 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board of Turkey, “CMB”) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million3 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction has resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.2.19 to our Consolidated Financial Statements). An amount of €3,609 million has been recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18) is 85.97%.
Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect a maximum of 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). Ultimately, by the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA. The cost of the process amounted to a €994 million expense before taxes for the year ended December 31, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which was recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Profit / (loss) from discontinued operations, net and Other” of the Corporate Center. See Note 24 to our Consolidated Financial Statements.
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
The results obtained by BBVA USA Bancshares, Inc. were consolidated in the Group’s results during the first five months of 2021, until completion of the USA Sale on June 1, 2021. The accounting for both the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and the gain on sale at closing of the transaction resulted in a cumulative profit net of taxes of €280 million in the year ended December 31, 2021, which was recorded under the heading “Profit / (loss) from discontinued operations, net”, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded) ratio of approximately 294 basis points as of December 31, 2021. See Notes 3 and 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.
2 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
3 Using the effective exchange rate of 16.14 Turkish lira per euro.

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
[Reserved]
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
MACROECONOMIC AND GEOPOLITICAL RISKS
A deterioration in economic conditions or the institutional environment in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey, which respectively represented 59.9%, 20.1% and 9.3% of the Group’s assets as of December 31, 2022 (62.4%, 17.8% and 8.5% as of December 31, 2021, respectively, and 55.6%, 15.0% and 8.1%, as of December 31, 2020, respectively). Additionally, the Group is exposed to sovereign debt, especially sovereign debt related to these countries. Furthermore, in May 2022, the Group increased its shareholding stake in Türkiye Garanti Bankası A.Ş. (Garanti BBVA) from 49.85% to 85.97%. For summarized information on the macroeconomic conditions that these countries are currently facing, and which could significantly affect the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Operating Environment”.
In addition to the significant macroeconomic problems triggered by the COVID-19 pandemic, the global economy is currently facing a number of extraordinary challenges. Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of oil, gas and other commodities and further disrupting supply chains) and lower economic growth. The European Union, the United States and other governments have imposed significant sanctions and export controls against Russia and Russian interests and additional sanctions and controls may be imposed in the future.
The Russia-Ukraine war has represented a significant supply shock for the global economy, which has hampered economic growth and added to inflationary pressures, mainly in European countries, due to their relatively significant economic ties with Ukraine and Russia. The economic effects are being felt mainly through higher commodity prices, mainly energy commodities, despite their moderation over the last few months in 2022. While the Group’s direct exposure to Ukraine and Russia is limited, the war could adversely affect the Group’s business, financial condition and results of operations. Geopolitical and economic risks have also increased lately as a result of trade tensions between the United States and China, Brexit and the rise of populism, among others. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
Moreover, the world economy could be vulnerable to other factors such as the aggressive interest rate hikes adopted by central banks due to growing and widespread inflationary pressures, which could cause a significant growth slowdown, or a sharp economic recession, as well as financial crises. The central banks of many developed and emerging economies have significantly increased policy rates over the last year and the process of tightening monetary conditions is likely to continue going forward in many economies. The United States Federal Reserve and the European Central Bank have raised policy interest rates respectively by 425 and 250 basis points throughout 2022 and further increases are expected in the coming months, taking them up to around 5.0% in the first case and 3.75% in the case of the interest rates for refinancing operations in the Eurozone. The Group’s results of operations have been affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing both to a rise in net interest income and a rise in funding costs. Further increases in interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and/or increasing the default rate of its borrowers and counterparties.
There is also a risk of a sharp slowdown in the global GDP growth caused by a deceleration in the Chinese economy, due to the disruptions generated by COVID-19 infections following the flexibilization of the containment policies or other factors, such as the imbalances in real estate market.
The Group bears, among others, the following general risks with respect to the economic and institutional environment of the countries in which it operates: a deterioration in economic activity, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; the depreciation of local currencies, particularly the Turkish lira and the Mexican peso; the deterioration of the real estate market, to which the Group remains significantly exposed in Spain and, to a lesser extent, in Mexico and Turkey; depressed disposable income levels, including as a result of the impact of high oil and gas prices on areas that are net energy importers, such as Spain or Turkey; changes in regulatory or government policies, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; excessive public debt or external deficit, which could lead to a downward revision of the credit ratings of the sovereign debt or a default or restructuring of said debt; and episodes of market volatility, any of which could expose the Group to significant losses.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

Pandemics like the COVID-19 pandemic could have a material adverse effect on the Group’s business, financial condition and results of operations
The COVID-19 (coronavirus) pandemic has adversely affected the world economy, and economic activity and conditions in the countries in which the Group operates. Among other challenges, these countries have had to deal with supply disruptions and increasing inflationary pressures, while public debt has increased significantly due to the support and spending measures implemented by government authorities. Furthermore, there has been an increase in loan losses from both companies and individuals, which has been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantee and direct aid measures (see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”).
With the outbreak of COVID-19, the Group experienced a decline in its activity. For example, the granting of new loans to individuals decreased during lockdowns. In addition, in several countries, including Spain, the Group closed a significant number of its branches and reduced the opening hours of working with the public, with central services teams having to work remotely. Furthermore, the Group has been affected by the measures and recommendations adopted by regulatory authorities in the banking sector, such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, changes to the terms of bank payment deferrals and the granting of credit with public guarantee and changes to the terms of the financial assets purchase programs implemented by the ECB. The finalization of COVID-19 related public relief measures may result in the deterioration of the credit quality of certain borrowers, especially SMEs, which may result in higher loan-loss provisions by the Group, particularly in the context of rising interest rates.
Future pandemics (or a worsening of the COVID-19 pandemic) could be further detrimental to the Group. Furthermore, pandemics like the COVID-19 pandemic could adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the higher demand for and/or the lower availability of certain resources, compounded by any supply bottlenecks could make it more difficult for the Group to maintain the required service levels.
Further, pandemics such as the COVID-19 pandemic may exacerbate other risks disclosed in this section, including but not limited to risks associated with the credit quality of the Group’s borrowers and counterparties or collateral, the availability of ECB funding, the Group’s exposure to sovereign debt and rating downgrades, the Group’s ability to comply with its regulatory requirements, including MREL and other capital requirements, and the deterioration of economic conditions or changes in the institutional environment.
As a result of the above, a pandemic could have a material adverse effect on the Group’s business, financial condition and results of operations.
Political, economic and social conditions in Spain may have an adverse effect on our business, financial condition and results of operations
The Group has historically carried out its lending activity mainly in Spain, which continues to be its primary business area. As of December 31, 2022, total risk in financial assets in Spain (calculated as set forth in Appendix IX (Additional information on risk concentration) of the Consolidated Financial Statements) amounted to €225,825 million, equivalent to 37% of the Group’s total risk in financial assets. The Group’s gross exposure of loans and advances to customers in Spain totaled €214,126 million as of December 31, 2022, representing 58% of the Group’s total amount of loans and advances to customers. Following the sharp decline in economic activity in 2020, economic recovery has further deteriorated following the outbreak of the war in Ukraine. Measures adopted to support the economy as a result of the COVID-19 pandemic and, more recently, rising inflation, have given rise to concerns about the sustainability of very high public debt in the medium and long term. Moreover, the inflation rate was 5.7% in December 2022 (core inflation was 7.0%), with wages growing at a slower pace and structural unemployment remaining high. General elections will take place in December 2023 at the latest, and their outcome is uncertain.
Given the significance of the Group’s exposure to Spain, any adverse change affecting political, economic and social conditions in Spain could have a material adverse effect on the Group’s business, financial condition and results of operations.
Political, economic and social conditions in Turkey may have an adverse effect on our business, financial condition and results of operations
In May 2022, the Group increased its shareholding stake in Garanti BBVA (Turkey) from 49.85% to 85.97% following the completion of a voluntary takeover bid. See Note 3 to the Consolidated Financial Statements.

Turkey has, from time to time, experienced volatile political, economic and social conditions. Turkey is currently facing an economic crisis characterized by strong depreciation of the Turkish lira, high inflation (64.3% for the year ended December 31, 2022), a soaring trade deficit, depletion of the central bank’s foreign reserves and rising external financing costs. The recent earthquakes of February 2023 are expected to deepen Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto are expected to add to mounting inflation and budget risks. Additionally, certain ongoing geopolitical tensions referred to in this section, as well as continuing regional conflicts (such as in Syria and in Armenia/Azerbaijan), may pose further strain on the country’s economy. Continuing unfavorable economic conditions in Turkey, such as the elevated inflation and devaluation of the Turkish lira, may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). In addition, the Turkish central bank’s repeated interest rate cuts in the midst of rising inflation and continued currency depreciation has affected and may continue to affect the Group’s results.
Further, the Group may continue to be affected by regulation and measures specifically affecting the financial sector, such as the central bank’s “liraization” strategy (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system) and restrictions on the fees and commissions that may be charged to customers.
Challenges faced by the Turkish economy and any impositions on the Turkish banking sector may have a material adverse effect on the Group’s business, financial condition and results of operations.
BUSINESS RISKS
The Group’s businesses are subject to inherent risks concerning borrowers and counterparties’ credit quality and the value of collateral
The total maximum credit risk exposure of the Group (calculated as set forth in Note 7.2.2 to the Consolidated Financial Statements) as of December 31, 2022 was €816,778 million (€753,730 million and €747,145 million as of December 31, 2021 and 2020, respectively). The Group has exposures to many different products and counterparties (including borrowers), and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s counterparties, including as a result of changes in their businesses, or any adverse changes in the value of the collateral they may have provided, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, a decrease in consumption or corporate or government spending, changes in the rating of individual contractual counterparties, their debt levels and the environment in which they operate, increased unemployment, higher commodity prices (especially of energy commodities), reduced asset values, increased retail or corporate insolvency levels, reduced corporate profits, changes in interest rates (as well as the timing, magnitude and pace of these changes), litigation and legal and regulatory developments.
In recent years, the Group’s NPL ratio (3.4%, 4.1% and 4.2% as of December 31, 2022, 2021 and 2020, respectively) has benefited from the low interest rate environment, which has led to increased recoveries and repayments. Recent and any further interest rate increases will likely lead to a deterioration of the Group’s NPL ratio and an increase in the Group’s RWAs. See “—The Group’s business is particularly vulnerable to interest rates and is exposed to risks associated with the continuity of certain reference rates and the transition to alternative reference rates”.
Furthermore, economic deterioration typically results in a decrease in the price of real estate assets. The Group remains significantly exposed to the real estate market, mainly in Spain and, to a lesser extent, Mexico and Turkey, due to the fact that many of its loans are secured by real estate assets and due to the significant volume of real estate assets that it maintains on its balance sheet. A fall in the price of real estate assets in a particular region would reduce the value of any real estate securing loans granted by the Group in such region and, therefore, in the event of default, the amount of the expected losses related to such loans would increase. Further, a fall in real estate prices could have a material adverse effect on the default rates of the Group’s residential mortgage and real estate developer credit portfolios. The balance of the Group’s residential mortgage portfolio was €92,064 million at a global level as of December 31, 2022 (€91,324 million and €91,428 million as of December 31, 2021 and 2020, respectively), 73.2% of which related to Spain as of December 31, 2022. Further, the Group’s corporate credit portfolios include real estate developers and constructors. As of December 31, 2022, the Group’s exposure to the construction and real estate sectors (excluding the mortgage portfolio) in Spain was equivalent to €9,549 million, of which €1,861 million corresponded to loans for construction and development activities in Spain (representing 1.1% of the Group’s loans and advances to customers in Spain (excluding the public sector) and 0.3% of the Group’s consolidated assets as of December 31, 2022). The total real estate exposure (excluding the mortgage portfolio), including developer credit and foreclosed assets had a coverage ratio of 34% in Spain as of December 31, 2022.

The impact of an increase in default rates on the Group will depend on its magnitude, timing and pace, and could be significant. Furthermore, it is possible that the Group has incorrectly assessed the creditworthiness or willingness to pay of its counterparties, that it has underestimated the credit risks and potential losses inherent in its credit exposure and that it has made insufficient provisions for such risks in a timely manner. The processes involved in making such assessments, which have a crucial impact on the Group’s results and financial condition, require difficult, subjective and complex calculations, including forecasts of the impact that macroeconomic conditions could have on these counterparties. In particular, the Group’s estimates of losses derived from its exposure to credit risk may prove to be inadequate or insufficient in the current environment of economic uncertainty, which could affect the adequacy of the provisions for insolvencies provided by the Group. An increase in non-performing or low-quality loans could significantly and adversely affect the Group’s business, financial condition and results of operations.
The Group’s business is particularly vulnerable to interest rates and is exposed to risks associated with the continuity of certain reference rates and the transition to alternative reference rates
The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. It is possible that changes in market interest rates affect the Group’s interest-earning assets differently from the Group’s interest-bearing liabilities. This, in turn, may lead to a reduction in the Group’s net interest margin, which could have a material adverse effect on its results. Moreover, changes in interest rates may affect the Group’s credit risk exposure (see “—The Group’s businesses are subject to inherent risks concerning borrowers and counterparties’ credit quality and the value of collateral”).
Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector, domestic and international economic and political conditions and other factors. The COVID-19 pandemic triggered a process of cuts in reference interest rates, which were then progressively reversed by central banks in order to combat inflation, with four interest rate increases implemented by the ECB since July 2022 through December 2022 and additional increases expected this year. However, interest rate increases are being implemented at a different pace across regions and it is possible that such increases could be reversed due to economic growth concerns or otherwise. The Group’s results of operations have been affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing both to a rise in net interest income and a rise in funding costs. Further increases in interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and/or increasing the default rate of its borrowers and counterparties. In particular, the repayment capacity of loans tied to variable interest rates is more sensitive to changes in interest rates. As of December 31, 2022, 2021 and 2020, 49.2%, 50.2% and 53.2%, respectively, of the Group’s gross exposure of loans and advances to customers with maturity greater than one year had floating-interest rates.
Moreover, the transition away from and discontinuation of interbank offer rates (“IBORs”) could have an adverse effect on the Group. In recent years, international regulators have been driving a transition from the use of IBORs, including the London interbank offered rate (“LIBOR”), the euro interbank offered rate (“EURIBOR”) and the euro overnight index average (“EONIA”), to alternative risk free rates (“RFRs”). This has resulted in regulatory reform and changes to existing IBORs, with further changes anticipated. These reforms and changes may cause an IBOR to perform differently than it has done in the past or to be discontinued. The Group is particularly exposed to EURIBOR-based financial instruments. However, as of December 31, 2022, the Group considers that there are limited transition risks relating to EURIBOR as it has been replaced by the hybrid EURIBOR which uses a methodology that meets the requirements of the European Regulation of Reference Indices.
Although the transition from EUR, CHF, JPY and GBP LIBOR has been carried out without any material impact on the Group, the Group continues to maintain financial assets and liabilities whose contracts are referenced to LIBOR USD including, among others, loans, deposits and debt issuances as well as underlying derivative financial instruments, and the Group continues to work to adapt or modify the related documentation. The uncertainty about the nature and extent of USD LIBOR reforms and changes, and how they might affect financial instruments, could negatively impact the valuation and/or trading of a wide range of financial instruments for which USD LIBOR is used, including securities, loans, deposits and derivative instruments based on USD LIBOR issued by the Group or otherwise included in the financial assets and liabilities of the Group. Such uncertainty may also affect the availability and cost of hedging instruments and debt.
The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments. Such transition could also result in pricing risks arising from how changes to reference rates could impact pricing mechanisms in some instruments, and could have an adverse effect on the value of, return on and trading market for such financial instruments and on the Group’s profitability. In addition, the transition to RFRs will require important operational changes to the Group’s systems and infrastructure, as all systems will need to account for the changes in the reference rates.
As a result of the foregoing, the evolution of interest rates and the transition to RFRs could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group faces increasing competition and is exposed to a changing business model
The markets in which the Group operates are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models. In recent years, the financial services sector has undergone a significant transformation driven by the development of mobile technologies, the entry of new players into activities previously controlled by financial institutions and consolidation in the banking industry. Although the Group is making efforts to adapt to these changes through its digital transformation, its competitive position is affected by the fact that non-bank operators are less heavily regulated than banks such as BBVA. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory environment. Furthermore, when banking groups such as the Group carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.
Moreover, the widespread adoption of new technologies, including crypto currencies and alternative payment systems that do not use the banking system, could erode the Group’s business or require the Group to make substantial investment to modify or adapt existing products and services, including its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Group’s investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could require changes in the Group’s commercial banking strategy, including the closure, restructuring or sale of branches, and significant reductions in employees. These changes could result in significant expenses as the Group reconfigures or reduces its commercial network. In addition, the trend towards the consolidation in the banking industry has created larger banks with which the Group must compete. According to the Bank of Spain, as a result of consolidation in the banking industry, the ten largest banking entities managed 87% of customer deposits in Spain as of March 2022. Any failure by the Group to adapt to its competitive environment or to implement any necessary changes to its business model efficiently or on a timely basis could have a material adverse impact on the Group’s competitive position or otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
The future success of the Group depends, in part, on its ability to use technology to provide suitable products and services for customers. While the Group has focused on developing its technological capabilities in recent years and is committed to digitization, its ability to compete successfully is likely to be adversely affected by, on the one hand, the existing uneven playing field between banks and non-bank players and, on the other, the increasing relevance of access to digital data and interactions for customer relationship management, which places digital platforms at an advantage. Digital platforms (such as those maintained by large technology or social media companies, and FinTechs) increasingly dominate access to data and control over digital interactions, and are already eroding the Group’s results in highly relevant markets such as payments. These platforms can leverage their advantage in access to data to compete with the Group in other markets and could reduce the Group’s operations and margins in its core businesses such as lending or wealth management. Some of the Group’s competitors have created alliances with BigTechs that may affect the Group’s ability to compete successfully and could adversely affect the Group. In the event that the Group is not successful in addressing increasing competition, its business, financial condition and results of operations could be materially and adversely affected.
The Group faces risks derived from its international geographic diversification and its significant presence in emerging countries
The Group is made up of commercial banks, insurance companies and other financial services companies in various countries and its performance as a global business depends on its ability to manage its different businesses under various economic, social and political conditions, as well as different legal and regulatory requirements (including, among others, different supervisory regimes and different tax and legal regimes related to the repatriation of funds or the nationalization or expropriation of assets). In addition, the Group’s international operations may expose it to risks and challenges to which its local competitors may not be exposed, such as currency risk, the difficulty of managing or supervising a local entity from abroad, political risks (which could affect only foreign investors) or limitations on the distribution or repatriation of dividends, thus worsening its position compared to that of local competitors.

There can be no guarantee that the Group will be successful in developing and implementing policies and strategies in all of the countries in which it operates, some of which have experienced significant economic, political and social volatility in recent decades. In particular, the Group has significant operations in several emerging countries, such as Mexico and Turkey, and is therefore vulnerable to any deterioration in economic, social or political conditions in these countries. Emerging markets are generally affected by the conditions of other commercially or financially related markets and by the evolution of global financial markets in general (they may be affected, for example, by the evolution of GDP and interest rates in the United States and the exchange rate of the U.S. dollar), as well as, by fluctuations in the prices of commodities. The perception that the risks associated with investing in emerging economies have increased, in general, or in emerging markets where the Group operates, in particular, could reduce capital flows to those economies and adversely affect such economies and therefore the Group. Moreover, emerging countries are more prone to experience significant changes in inflation and foreign exchange rates, which may have a material impact on the Group’s results of operations, assets (including RWAs) and liabilities. In Turkey, for example, inflation was 64.3% for the year ended December 2022 (according to the Turkish Statistical Institute, TUIK) and the Turkish lira depreciated 23.7% against the euro as of December 31, 2022 compared to December 31, 2021.
The Group’s operations in emerging countries are also exposed to heightened political risks, such as changes in governmental policies, expropriation, nationalization, interest rate limits, exchange controls, capital controls, government restrictions on dividends or bank fees and adverse tax policies. For example, the repatriation of dividends from BBVA’s Venezuelan, Argentinian and Turkish subsidiaries is subject to certain restrictions and there is no assurance that further restrictions will not be imposed. As BBVA’s ability to pay dividends depends, in part, on the receipt of dividends from its subsidiaries, such restrictions may in turn affect BBVA’s ability to pay dividends.
If the Group failed to adopt effective and timely policies and strategies in response to the risks and challenges it faces in each of the regions where it operates, particularly in emerging countries, the Group’s business, financial condition and results of operations could be materially and adversely affected.
The Group is exposed to various risks in connection with climate change
Climate change, which is resulting in an increase in the intensity and frequency of extreme weather events and environmental degradation, presents both short, medium and long-term risks to the Group and its customers and counterparties, with the risks expected to increase over time. Risks posed by climate change may be classified into transition and physical risks.
Transition risks refer to changes in, among others, regulations, technologies and market preferences linked to the transition toward a less carbon-dependent economy, including the following:
•Legal and regulatory risks. Legislative or regulatory changes regarding how banks manage climate risk or otherwise affecting banking practices or disclosure of climate-related information may result in higher compliance, operational and credit risks and costs. The Group’s customers and counterparties may also face similar challenges. Moreover, there are significant risks and uncertainties inherent in the development of adequate climate change-related risk assessment and modelling capabilities and the collection of customer, third party or other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data.
•Technological risks. Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s relevant loan portfolios.
•Market risks. The funding costs of businesses that are perceived to be more exposed to climate change could increase, which may result in the deterioration of their creditworthiness and credit ratings, adversely affecting the Group’s relevant loan portfolios. The Group could also be adversely affected by changes in demand brought by climate change, as well as changes in energy supply and prices, among others.
•Reputational risks. The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations and strategy. This may result in increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure. The Group’s reputation may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient. Divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of climate change-related policies, goals and disclosure may result in litigation and regulatory investigations and actions. The Group has disclosed certain aspirational climate-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in environmental and energy regulation and policy, the pace of technological change and innovation and the actions of governments, Group’s customers and competitors.

The physical risk arising from climate change could result from increased frequency and/or severity of adverse weather events or the impact of climate change over the long term. The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks arising from climate change. For example, extreme weather events may damage or destroy the properties and other assets of the Group or those of its customers or counterparties, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets pledged as collateral to the Group. The Group is also exposed to potential long-term risks arising from climate change, such as increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases or other ailments resulting from climate change. The Group could also be adversely affected by widespread declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to those consequences.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group faces risks related to its acquisitions and divestitures
The Group has acquired and sold several companies and businesses over the past few years. For additional information on recent transactions, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures” and “—Capital Expenditures”.
The Group may not complete any ongoing or future transactions in a timely manner, on a cost-effective basis or at all and, if completed, they may not have the expected results. In addition, if completed, the Group’s results of operations could be adversely affected by divestiture or acquisition-related charges and contingencies. The Group may be subject to litigation in connection with, or as a result of, divestitures or acquisitions, including claims from terminated employees, customers or third parties. In the case of an acquisition, the Group may be liable for potential or existing litigation and claims related to an acquired business, including because either the Group is not indemnified for such claims or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of similar or other matters, including claims against the divested entity or business.
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
Acquisitions may also lead to potential write-downs that adversely affect the Group’s results of operations. Any of the foregoing may cause the Group to incur significant unexpected expenses, may divert significant resources and management attention from the Group’s other business concerns, or may otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
FINANCIAL RISKS
The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it
Traditionally, one of the Group’s main sources of financing has been savings accounts and demand deposits. As of December 31, 2022, the balance of customer deposits represented 75% of the Group’s total financial liabilities at amortized cost. However, the volume of wholesale and retail deposits can fluctuate significantly, including as a result of factors beyond the Group’s control, such as general economic conditions, changes in economic policy or administrative decisions that diminish their attractiveness as savings instruments (for example, as a consequence of changes in taxation, coverage by guarantee funds for deposits or expropriations) or competition from other savings or investment instruments (including deposits from other banks).
Likewise, changes in interest rates and credit spreads may significantly affect the cost of the Group’s short and long-term wholesale financing. Changes in credit spreads are driven by market factors and are also influenced by the market’s perception of the Group’s solvency. As of December 31, 2022, debt securities issued by the Group represented 10.5% of the total financial liabilities at amortized cost of the Group.

In addition, the Group has made and continues to make significant use of public sources of liquidity, such as the ECB’s extraordinary measures taken in response to the financial crisis since 2008 or those taken in connection with the crisis caused by the COVID-19 pandemic. As of December 31, 2022, BBVA had drawn down €26,711 million under the ECB’s Targeted Long Term Refinancing Operations (TLTRO) III program (€38,692 million as of December 31, 2021 and €35,032 million as of December 31, 2020). However, the conditions of this or other ECB programs could be revised or they could be cancelled at any time.
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
The Group depends on its credit ratings and sovereign credit ratings, especially Spain’s credit ratings
Rating agencies periodically review the Group’s debt credit ratings. Any reduction, effective or anticipated, in any such ratings of the Group, whether below investment grade or otherwise, could limit or impair the Group’s access to capital markets and other possible sources of liquidity and increase the Group’s financing cost, and entail the breach or early termination of certain contracts or give rise to additional obligations under those contracts, such as the need to grant additional guarantees. Furthermore, if the Group were required to cancel its derivative contracts with some of its counterparties and were unable to replace them, its market risk would worsen. Likewise, a reduction in the credit rating could affect the Group’s ability to sell or market some of its products or to participate in certain transactions, and could lead to the loss of customer deposits and make third parties less willing to carry out commercial transactions with the Group (especially those that require a minimum credit rating), having a material adverse effect on the Group’s business, financial condition and results of operations.
Furthermore, the Group’s credit ratings could be affected by variations in sovereign credit ratings, particularly the rating of Spanish sovereign debt. The Group holds a significant portfolio of debt issued by Spain, by the Spanish autonomous communities and by other government or government-related Spanish issuers. As of December 31, 2022 the Group’s exposure (European Banking Authority (“EBA”) criteria) to such debt was €39,485 million, representing 5.5% of the consolidated total assets of the Group. Any decrease in the credit rating of Spain could adversely affect the valuation of the respective debt portfolios held by the Group and lead to a reduction in the Group’s credit ratings. Additionally, counterparties to many of the credit agreements signed with the Group could also be affected by a decrease in the credit rating of Spain, which could limit their ability to attract additional resources or otherwise affect their ability to pay their outstanding obligations to the Group. It is possible that current or future economic and geopolitical conditions or other factors could lead to ratings actions and changes to BBVA’s credit ratings, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.
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
Several ongoing factors could depress the valuation of the Group’s assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). This includes a deteriorating macroeconomic environment, Russia’s invasion of Ukraine and the possible escalation of conflict, new COVID-19 outbreaks, the consequences of Brexit, the surge of populist trends in several countries, increased trade tensions and potential changes in U.S. economic policies implemented by the current U.S. administration, any of which could increase global financial volatility and lead to the reallocation of assets. In addition, uncertainty about China’s growth expectations and its policymaking capability to address certain severe challenges has contributed to the deterioration of the valuation of global assets and further increased volatility in the global financial markets. Any asset impairments resulting from these or other factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

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
The various Group entities are also frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Mexico, in connection with transactions in Mexican government bonds. This investigation concluded with the Commission imposing fines to all financial institutions involved, with BBVA Mexico being imposed with a fine insignificant in amount, which BBVA Mexico has challenged. In March 2018, BBVA Mexico and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. In December 2019, following a decision from the judge assigned to hear the proceedings, plaintiffs withdrew their claims against BBVA Mexico’s affiliates. In November 2020, the judge granted the remaining defendants’ motion to dismiss for lack of personal jurisdiction. Plaintiffs filed a motion for reconsideration of that decision in May 2021, which the judge denied in March 2022. Final judgment dismissing plaintiffs’ claims was entered in August 2022. In September 2022 plaintiffs appealed the district court’s decisions to the United States Court of Appeals for the Second Circuit. Briefing on the appeal was completed in late February 2023.
More generally, in recent years, regulators have increased their supervisory focus on consumer protection and corporate behavior, which has resulted in an increased number of regulatory actions.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain recent national and supranational rulings in favor of consumers (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. Legal and regulatory actions and proceedings faced by other financial institutions, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets” for information on certain additional legal and regulatory actions and initiatives.
All of the above may result in a significant increase in operating and compliance costs and/or a reduction in revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the resulting procedural or management costs for the Group) could materially and adversely affect the Group, including by damaging its reputation.
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings draw resources away from the Group and may require significant attention on the part of the Group’s management and employees.

As of December 31, 2022, the Group had €685 million in provisions for the proceedings it is facing (which are included in the line item “Provisions for taxes and other legal contingencies” in the consolidated balance sheet) of which €524 million corresponded to legal contingencies and €161 million corresponded to tax-related contingencies. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate any such provisions or for other reasons) makes it impossible to guarantee that the possible losses arising from such proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group’s consolidated results.
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
REGULATORY, TAX, COMPLIANCE AND REPORTING RISKS
The financial services sector is one of the most regulated sectors in the world. The Group is subject to a broad regulatory and supervisory framework, which has increased significantly in the last decade. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks.
Furthermore, the international nature of the Group’s operations means that the Group is subject to a wide and complex range of local and international regulations in these matters, sometimes with overlapping scopes and areas regulated. This complexity, which can be exacerbated by differences and changes in the interpretation or application of these standards by local authorities, makes compliance risk management difficult and costly, requiring highly sophisticated monitoring, qualified personnel and general training of employees.
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

The Group is subject to a comprehensive regulatory and supervisory framework, including resolution regulations, which could have a material adverse effect on its business, financial condition and results of operations
The Group is subject to a comprehensive regulatory and supervisory framework, the complexity and scope of which has increased significantly following the 2008 global financial crisis and the crisis caused by the COVID-19 pandemic. In particular, the banking sector is subject to continuous scrutiny at the political level and by the supervisory bodies, and it is foreseeable that in the future there will continue to be political intervention in regulatory and supervisory processes, as well as in the governance of the main financial entities. For these reasons, the laws, regulations and policies to which the Group is subject, as well as their interpretation and application, may change at any time. In addition, supervisors and regulators have significant discretion in carrying out their duties, which gives rise to uncertainty regarding the interpretation and implementation of the regulatory framework. Moreover, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations could also negatively affect the Group’s ability to compete with financial institutions that may or may not have to comply with any such rules or regulations, as applicable.
Regulatory changes over the last decade, as well as those currently being proposed (including changes in the interpretation or application of existing regulations), have increased and may continue to substantially increase the Group’s operating expenses and adversely affect its business model. For example, the imposition of prudential capital standards has limited and is expected to continue to limit the ability of subsidiaries to distribute capital to the Group, while liquidity standards may lead the Group to hold a higher proportion of financial instruments with higher liquidity and lower performance, which can adversely affect its net interest margin. In addition, the Group’s regulatory and supervisory authorities may require the Group to increase its loan loss allowances and record asset impairments, which could have an adverse effect on its financial condition. Any legislative or regulatory measure, any necessary change in the Group’s business operations as a consequence of such measures, as well as any failure to comply with them, could result in a significant loss of income, represent a limitation on the ability of the Group to take advantage of business opportunities and offer certain products and services, affect the value of the Group’s assets, force the Group to increase prices (which could reduce the demand for its products), impose additional compliance costs or result in other possible adverse effects for the Group.
One of the most significant regulatory changes resulting from the 2008 global financial crisis, was the introduction of resolution regulations (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”). In the event that the Relevant Spanish Resolution Authority (as defined herein) considers that the Group is in a situation where conditions for early intervention or resolution are met, it may adopt the measures provided for in the applicable resolution regulations, including without prior notice. Such measures could include, among others, the write down and/or conversion into equity (or other securities or obligations) of unsecured debt claims of the Group. In addition, the Relevant Spanish Resolution Authority may apply Non-Viability Loss Absorption (as defined herein) in the event that it determines that the entity meets the conditions for its resolution or will no longer be viable unless capital instruments are written down or converted into equity or extraordinary public support is provided. Any such determination or the mere possibility that such determination could be made, could materially and adversely affect the Group’s business, financial condition and results of operations, as well as the market price and behavior of securities issued by the Group (or their terms, if amended following an exercise of the Spanish Bail-in-Power (as defined herein)).
Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations
The Group is subject to various minimum capital, liquidity and funding requirements, among others. For example, in its capacity as a Spanish credit institution, the Group is subject to compliance with a “Pillar 1” solvency requirement, a “Pillar 2” solvency requirement and a “combined buffer requirement”, at both the individual and consolidated levels. For additional information on such requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and, with respect to the Group’s requirements in particular, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital” and Note 32.1 to the Consolidated Financial Statements.

While the Group believes it meets its current requirements (as applicable to the Bank and the Group as a whole, respectively), the capital requirements, the MREL requirements and the calculation of the own funds and the eligible liabilities available for MREL purposes are subject to interpretation and change and, therefore, no assurance can be given that the Group’s interpretation is the appropriate one or that the Bank and/or the Group will not be subject to more stringent requirements at any future time. Likewise, no assurance can be given that the Bank and/or the Group will be able to fulfil whatever future requirements may be imposed, even if such requirements were to be equal or lower than those currently in force. No assurances can be made that the Bank and/or the Group will meet any capital target that may be announced to the market at any given time. If an announced target is not met, this could adversely affect the market value or behavior of securities issued by the Bank and/or the Group and/or lead to the implementation of new recommendations or requirements regarding “Pillar 2” or (should the Relevant Spanish Resolution Authority interpret that obstacles may exist for the viability of the resolution of the Bank and/or the Group), MREL. Further, the Bank and/or the Group may fail to meet consensus estimates, as occurred with respect to the CET 1 ratios as of December 31, 2021, which may also affect market perceptions of the Bank and the Group.
If the Bank or the Group failed to comply with its “combined buffer requirement”, the Bank would have to calculate the Maximum Distributable Amount (“MDA”) and, until such calculation has been undertaken and reported to the Bank of Spain, the Bank would not be able to make any discretionary payments. Once the MDA has been calculated and reported, such discretionary payments would be limited to the calculated MDA. Likewise, should the Bank or the Group not meet the applicable combined buffer requirement, it could result in the imposition of additional requirements of “Pillar 2”. Regarding MREL, failure by BBVA to meet its relevant “combined buffer requirement” could result in the imposition of restrictions or prohibitions on discretionary payments. Additionally, failure to comply with the capital requirements may result in the implementation of early intervention measures or, ultimately, resolution measures by the resolution authorities. For additional information on such requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”.
Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019 (as amended, replaced or supplemented at any time, “CRR II”) establishes a binding requirement for the leverage ratio effective from June 28, 2021 of 3% of Tier 1 capital (as of December 31, 2022 the phased-in leverage ratio of the Group was 6.49% and the fully loaded ratio was 6.46%). Any failure to comply with this leverage ratio buffer may also result in the need to calculate and report the MDA, and restrictions on discretionary payments. Moreover, CRR II proposes new requirements that capital instruments must meet in order to be considered AT1 or Tier 2 instruments. Once the grandfathering period in CRR II has elapsed, AT1 and/or Tier 2 instruments which do not comply with the new requirements at such date will no longer be considered as capital instruments. This could give rise to shortfalls in the Bank’s or the Group’s regulatory capital and, ultimately, could result in failure to comply with the applicable minimum regulatory capital requirements, with the aforementioned consequences.
Additionally, the full implementation of the ECB expectations regarding prudential provisions for NPLs (published on May 15, 2018) and the ECB’s review of internal models being used by banks subject to its supervision for the calculation of their RWAs (“TRIMs”), as well as complementary regulatory initiatives like the EBA’s roadmap to repair internal models used to calculate own funds requirements for credit risk under the Internal Ratings Based (IRB) approach, could result in the need to increase provisions for future NPLs and increases in the Group’s capital needs.
Furthermore, the implementation of the Basel III reforms (informally referred to as Basel IV) described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” (including changes to the calculation of the Group’s Operational Risk) could result in an increase of the Bank’s and the Group’s total RWAs and, therefore, could also result in a decrease of the Bank’s and the Group’s capital ratios. Likewise, the lack of uniformity in the implementation of the Basel III reforms across jurisdictions in terms of timing and applicable regulations could give rise to inequalities and competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect an entity with global operations such as the Group and could affect its profitability.
Additionally, should the Total Loss Absorbing Capacity (TLAC) requirements, currently only imposed upon financial institutions of global systemic importance (“G-SIBs”), be imposed on non-G-SIBs entities or should the Group once again be classified as a G-SIB, additional minimum requirements similar to MREL could in the future be imposed upon the Group.
There can be no assurance that the capital or MREL requirements will not adversely affect the Bank’s or its subsidiaries’ ability to make discretionary payments, or result in the cancellation of such payments (in whole or in part), or require the Bank or such subsidiaries to issue additional securities that qualify as eligible liabilities or regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Group’s business, financial condition and results of operations. Furthermore, an increase in capital or MREL requirements could adversely affect the return on equity and other of the Group’s financial results indicators. Moreover, the Bank’s or the Group’s failure to comply with their capital or MREL requirements could have a material adverse effect on the Group’s business, financial condition and results of operations.

Lastly, the Group must also comply with liquidity and funding ratios. Several elements of the liquidity coverage ratio (“LCR”) and net stable financing ratio (“NSFR”), as introduced by national banking regulators, may require implementing changes in some of its commercial practices, which could expose the Group to additional expenses (including an increase in compliance expenses), affect the profitability of its activities or otherwise lead to a material adverse effect on the Group’s business, financial condition and results of operations. For information on the Group’s requirements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
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
In addition, governments in different jurisdictions, including Spain, are seeking to identify new funding sources, and they have recently focused on the financial sector. The Group’s presence in various jurisdictions increases its exposure to new laws and regulatory and interpretative changes, including in response to the demands of various political forces, which could, among other things, lead to (i) the creation of new taxes, such as (a) the temporary windfall tax applicable to credit institutions operating in Spain amounting to 4.8% of the net income from interest and commissions generated in Spain, which is currently intended to apply to the fiscal years 2023 and 2024, (b) the common financial transaction tax (“FTT”) contemplated in the proposed Tax Directive of the European Commission for the Financial Transactions Tax (which would tax the acquisitions of certain securities, negotiated in markets where the Group operates), and (c) the Spanish FTT which came into effect in Spain in January 2021; (ii) an increase in the rates of existing taxes, such as the imposition, with effects as of January 1, 2022, of a minimum effective tax rate for purposes of the Spanish corporate income tax (set at 18%); and (iii) changes in the calculation of tax bases and exemptions therefrom, such as the recent limitation adopted in Spain with respect to the exemption for dividends and capital gains from domestic and foreign subsidiaries for purposes of the Spanish corporate income tax, pursuant to which 5% of the dividends and capital gains of Group companies in Spain will be subject to, and not exempt from, corporate tax. The increasing tax burden faced by the Group may have a material adverse effect on its business, financial condition and results of operations.
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
Although the Group has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the employees (115,675 as of December 31, 2022) or other persons of the Group or its business partners, agents and/or other third parties with a business or professional relationship with the Group do not circumvent or violate regulations or the Group’s ethics and compliance regulations, acts for which such persons or the Group could be held ultimately responsible and/or that could damage the Group’s reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

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
If there is a breach of the applicable regulations or the Group’s ethics and compliance regulations or if the competent authorities consider that the Group does not perform the necessary due diligence inherent to its activities, such authorities could impose limitations on the Group’s activities, the revocation of its authorizations and licenses, and economic penalties, in addition to having significant consequences for the Group’s reputation, which could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, the Group from time to time conducts investigations related to alleged violations of such regulations and the Group’s ethics and compliance regulations, and any such investigation or any related proceedings could be time consuming and costly, and its results difficult to predict.
Further, the COVID-19 pandemic led to new specific regulations largely focused on consumer protection being adopted in many countries, mainly in 2020. The need to timely adapt the Group’s processes and systems to these new regulations under the then prevailing circumstances has posed compliance risk. Likewise, the increase in remote account opening driven in part by the pandemic has resulted in increased money laundering risks. Additionally, criminals have sought to exploit the opportunities created by the pandemic across the globe, which has resulted in increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on the Group’s communications surveillance frameworks could raise the Group’s market conduct risk.
BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial condition
The preparation of financial statements in compliance with IFRS-IASB requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include the classification, measurement and impairment of financial assets, particularly where such assets do not have a readily available market price, the assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments, the useful life and impairment losses of tangible and intangible assets, the valuation of goodwill and purchase price allocation of business combinations, the fair value of certain unlisted financial assets and liabilities, the recoverability of deferred tax assets and the exchange and inflation rates of Venezuela. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group beyond that anticipated or provided for, which could have a material adverse effect on the Group’s business, financial condition and results of operations.
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
OPERATIONAL RISKS
Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could be detrimental for its reputation
The Group’s activities depend to a large extent on its ability to process and report effectively and accurately on a high volume of highly complex transactions with numerous and diverse products and services (by their nature, generally ephemeral), in different currencies and subject to different regulatory regimes. Therefore, it relies on highly sophisticated information technology (“IT”) systems for data transmission, processing and storage. However, IT systems are vulnerable to various problems, such as hardware and software malfunctions, computer viruses, hacking, and physical damage to IT centers. BBVA’s exposure to these risks has increased significantly in recent years due to the Group’s implementation of its ambitious digital strategy. Digital services, as well as other alternatives that BBVA offers users to become BBVA customers, have become even more important after the COVID-19 outbreak and the ensuing restrictions on mobility in the countries in which the Group operates. Currently, one in two new clients chooses digital channels to start their relationship with BBVA. The Group suffers cybersecurity incidents and system failures from time to time, and any such incident or failure could have a material adverse effect on the Group’s business, financial condition and results of operations, and could be detrimental for its reputation.

Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group, and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, it is possible that such attacks, failures or deficiencies will not be detected on time or ever. The Group is likely to be forced to spend significant additional resources to improve its security measures in the future. As cyber-attacks are becoming increasingly sophisticated and difficult to prevent, the Group may not be able to anticipate or prevent all possible vulnerabilities, nor to implement preventive measures that are effective or sufficient.
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
Capital Expenditures
Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2020 to the date of this Annual Report were the following:
2022
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (VTB) addressed to the holders of the 2,106,300,000 shares4 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board of Turkey, CMB) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million5 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction has resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.2.19 to our Consolidated Financial Statements). An amount of €3,609 million has been recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18) is 85.97%.
2021
In 2021, there were no significant capital expenditures.
2020
In 2020, there were no significant capital expenditures.
Capital Divestitures
Our principal divestitures are divestitures in our subsidiaries and affiliates. The main divestitures from 2020 to the date of this Annual Report were the following:
2022
In 2022, there were no significant capital divestitures.
4 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
5 Using the effective exchange rate of 16.14 Turkish lira per euro.

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
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA is committed to sustainability, which is impacting the banking business, as part of its daily activities, encompassing not only relations with customers but also internal processes. In 2022, the number of digital and mobile customers and the volume of digital sales continued to increase.

Operating Segments
As of December 31, 2022, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2021.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners. Additionally, the results obtained by the Group’s businesses in the United States included within the scope of the USA Sale, through the date of its closing, have been presented in a single line under the heading “Profit / (loss) from discontinued operations, net and Other” in the income statement of the Corporate Center. Until October 15, 2021, BBVA’s 20% stake in Divarian Propiedad, S.A. was also included in this unit. On such date, BBVA completed the sale of this stake to Cerberus Capital Management, L.P.
During the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. In addition, a team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business area to other business areas. The impact of these intra-group adjustments was not material and segment figures as of December 31, 2021 and 2020 and for the years then ended have not been revised to reflect the new allocation criteria.
For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2022, 2021 and 2020 was as follows:

	As of December 31,
	2022	2021	2020
	(In Millions of Euros)
Spain	427,193	413,477	408,030
Mexico	143,405	118,106	110,236
Turkey	66,043	56,245	59,585
South America	62,067	56,124	55,436
Rest of Business	49,952	40,314	35,172
Subtotal Assets by Operating Segment	748,660	684,266	668,460
Corporate Center and Adjustments (1)	(35,520)	(21,381)	65,336
Total Assets BBVA Group	713,140	662,885	733,797
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2022, 2021 and 2020. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit / (Loss) Attributable to Parent Company			% of Profit / (Loss) Attributable to Parent Company
	For the year ended December 31,
	2022	2021	2020	2022	2021	2020
	(In Millions of Euros)			(In Percentage)
Spain	1,678	1,581	652	23	28	18
Mexico	4,182	2,568	1,761	57	46	48
Turkey	509	740	563	7	13	15
South America	734	491	446	10	9	12
Rest of Business	240	254	222	3	5	6
Subtotal operating segments	7,342	5,633	3,644	100	100	100
Corporate Center	(922)	(980)	(2,339)
Profit attributable to parent company	6,420	4,653	1,305
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2022, 2021 and 2020. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
December 2022
Net interest income / (expense)	3,784	8,378	2,631	4,137	332	(109)	19,153
Gross income	6,145	10,839	3,185	4,261	790	(329)	24,890
Operating profit / (loss) before tax	2,625	5,690	1,644	1,429	277	(1,175)	10,490
Profit / (loss) attributable to parent company	1,678	4,182	509	734	240	(922)	6,420
December 2021
Net interest income / (expense)	3,502	5,836	2,370	2,859	281	(163)	14,686
Gross income	5,925	7,603	3,422	3,162	741	212	21,066
Operating profit / (loss) before tax	2,122	3,528	1,953	961	314	(638)	8,240
Profit / (loss) attributable to parent company	1,581	2,568	740	491	254	(980)	4,653
December 2020
Net interest income / (expense)	3,566	5,415	2,783	2,701	291	(164)	14,592
Gross income	5,567	7,025	3,573	3,225	839	(63)	20,166
Operating profit / (loss) before tax	823	2,475	1,522	896	280	(1,183)	4,813
Profit / (loss) attributable to parent company	652	1,761	563	446	222	(2,339)	1,305
(1)For information on the reconciliation of the income statement of our operating segments and Corporate Center to the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

The following tables set forth information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of December 31, 2022, December 31, 2021 and December 31, 2020:

	As of December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	427,193	143,405	66,043	62,067	49,952	748,660	(35,520)
Cash, cash balances at central banks and other demand deposits	49,185	13,228	6,061	7,695	4,015	80,184	(428)
Financial assets at fair value (2)	126,413	40,356	5,203	10,563	5,090	187,626	(10,174)
Financial assets at amortized cost	204,588	84,465	51,621	40,755	40,425	421,854	207
Loans and advances to customers	174,031	71,754	37,443	38,526	37,375	359,128	(1,105)
Of which:
Residential mortgages	68,691	14,573	1,122	6,651	1,032	92,069
Consumer finance	14,026	10,101	5,746	7,965	527	38,365
Other households	5,706	1,743	1,026	934	213	9,622
Credit cards	2,528	7,245	4,825	2,779	8	17,385
Loans to enterprises	68,258	32,507	23,890	18,761	35,033	178,448
Loans to public sector	12,060	6,142	583	1,475	618	20,878
Total Liabilities	414,070	133,574	59,333	56,193	45,604	708,774	(46,248)
Financial liabilities held for trading and designated at fair value through profit or loss	84,619	25,840	2,138	2,813	4,397	119,808	(13,617)
Financial liabilities at amortized cost - Customer deposits	220,471	77,750	46,339	40,042	9,827	394,430	(574)
Of which:
Demand and savings deposits	198,131	64,582	24,794	26,125	3,561	317,194
Time deposits	21,461	12,203	20,798	13,948	6,266	74,675
Total Equity	13,123	9,831	6,711	5,874	4,348	39,887	10,728
Assets under management	86,759	38,196	6,936	17,760	520	150,170
Mutual funds	63,786	35,614	3,731	5,804	—	108,935
Pension funds	22,973	—	3,205	11,956	520	38,653
Other placements	—	2,582	—	—	—	2,582
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
Cash, cash balances at central banks and other demand deposits as of December 31, 2022 amounted to €49,185 million, an 86.4% increase compared with the €26,386 million recorded as of December 31, 2021, mainly due to the increase in cash held at the Bank of Spain, with a view, in part, to reinforcing the Group’s cash position.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €126,413 million as of December 31, 2022, a 13.1% decrease from the €145,544 million recorded as of December 31, 2021, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) and the sale of equity instruments during the second half of 2022 recorded under the “Financial assets held for trading” portfolio, partially offset by the increase in the fair value of trading derivatives due to the positive impact of changes in exchange rates on foreign currency positions.
Financial assets at amortized cost of this operating segment as of December 31, 2022 amounted to €204,588 million, a 2.5% increase compared with the €199,663 million recorded as of December 31, 2021. Within this heading, loans and advances to customers amounted to €174,031 million as of December 31, 2022, an increase of 1.7% from the €171,097 million recorded as of December 31, 2021, mainly as a result of the increase in loans to enterprises, especially to SMEs, and consumer loans (including credit card loans), partially offset by a slight decrease in the volume of mortgage loans, in part due to increased prices in a high interest rate environment.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2022 amounted to €84,619 million, a 4.0% increase compared with the €81,376 million recorded as of December 31, 2021, mainly due to an increase in deposits from credit institutions (through repurchase agreements) and, to a lesser extent, an increase in the value of exchange rate derivatives, each recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of December 31, 2022 amounted to €220,471 million, a 6.7% increase compared with the €206,663 million recorded as of December 31, 2021, mainly due to the increase in demand deposits within the retail portfolio, as a result of the customers’ preference to hold liquid assets in the prevailing uncertain environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2022 amounted to €86,759 million, a 23.8% increase compared with the €70,072 million as of December 31, 2021, mainly due to the changes in the calculation of Mutual funds in 2022 (as the direct investment by customers in additional investment funds has been included), partially offset by the customers’ preference to hold liquid assets in the prevailing uncertain environment.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.9% as of December 31, 2022 from 4.2% as of December 31, 2021, mainly as a result of the sale of certain loan portfolios, which led to a decrease in impaired loans, and higher recoveries. Further, there were limited additions to the Stage 3 asset category in 2022. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was broadly stable at 61% as of December 31, 2022 and 62% as of December 31, 2021.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 11.0% against the euro as of December 31, 2022 compared with December 31, 2021, positively affecting the business activity of the Mexico operating segment as of December 31, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2022 amounted to €13,228 million, a 1.9% increase compared with the €12,985 million recorded as of December 31, 2021, mainly due to the appreciation of the Mexican peso against the euro, offset in part by decreases in other demand deposits, which have shifted towards higher profitability investments.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2022 amounted to €40,356 million, a 14.9% increase from the €35,126 million recorded as of December 31, 2021, mainly due to the appreciation of the Mexican peso against the euro and the increases in the value of exchange rate derivatives, in particular in the trading portfolio.
Financial assets at amortized cost of this operating segment as of December 31, 2022 amounted to €84,465 million, a 29.3% increase compared with the €65,311 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of December 31, 2022 amounted to €71,754 million, a 28.6% increase compared with the €55,809 million recorded as of December 31, 2021, mainly attributable to the positive performance of loans to enterprises, given the commercial efforts to gain and retain customers, and the retail portfolio (credit cards loans, consumer loans and SMEs), and, to a lesser extent, mortgage loans, supported by the appreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2022 amounted to €25,840 million, a 30.2% increase compared with the €19,843 million recorded as of December 31, 2021, mainly as a result of increases in the value of exchange rate derivatives and repurchase agreements from the Mexican Central Bank (“BANXICO”) and the appreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of December 31, 2022 amounted to €77,750 million, a 21.5% increase compared with the €64,003 million recorded as of December 31, 2021, primarily due to the appreciation of the Mexican peso against the euro and increases in the volume of demand deposits and, to a lesser extent, time deposits.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Other placements”) as of December 31, 2022 amounted to €38,196 million, a 44.4% increase compared with the €26,445 million as of December 31, 2021, mainly as a result of the changes in the calculation of Mutual funds in 2022 (as the direct investment by customers in additional investment funds has been included), the appreciation of the Mexican peso against the euro and the existing trend partially shifting from time deposits towards higher profitability investments, which continues to boost mutual funds, supported by an improved product offer that includes funds linked to Environmental, Social and Governance (“ESG”) factors.
This operating segment’s non-performing loan ratio (as defined herein) decreased to 2.5% as of December 31, 2022 from 3.2% as of December 31, 2021, mainly due to an increase in lending activity, in particular, corporate loans and retail loans, lower Stage 3 entries and higher recoveries from the wholesale loan portfolio. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) increased to 129% as of December 31, 2022 from 106% as of December 31, 2021, supported by the higher reserves.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.”.
The Turkish lira depreciated 23.7% against the euro as of December 31, 2022 compared to December 31, 2021, adversely affecting the business activity of the Turkey operating segment as of December 31, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy is considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of December 31, 2022 amounted to €6,061 million, a 21.9% decrease compared with the €7,764 million recorded as of December 31, 2021, mainly due to the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2022 amounted to €5,203 million, a 1.6% decrease from the €5,289 million recorded as of December 31, 2021, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in the value of exchange rate derivatives in foreign currency positions.
Financial assets at amortized cost of this operating segment as of December 31, 2022 amounted to €51,621 million, a 24.3% increase compared with the €41,544 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of December 31, 2022 amounted to €37,443 million, a 19.2% increase compared with the €31,414 million recorded as of December 31, 2021, mainly due to the increase (in local currency) in Turkish lira-denominated loans to enterprises and credit card loans, partially offset by the depreciation of the Turkish lira against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2022 amounted to €2,138 million, a 5.9% decrease compared with the €2,272 million recorded as of December 31, 2021, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in the value of exchange rate derivatives in foreign currency positions.
Customer deposits at amortized cost of this operating segment as of December 31, 2022 amounted to €46,339 million, a 20.9% increase compared with the €38,341 million recorded as of December 31, 2021, mainly due to the increase in time deposits and demand deposits, both denominated in Turkish lira, as a result mainly of the measures announced by the Turkish authorities to protect deposits denominated in Turkish lira from the exchange rate volatility, in order to boost confidence in the local currency, promote the conversion of foreign currency deposits into local currency deposits and prevent further dollarization of deposits (see “—Supervision and Regulation—Principal Markets—Turkey” and “—Competition—Turkey”), partially offset by the depreciation of the Turkish lira against the euro. In local currency, deposits were positively affected by the high inflation environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2022 amounted to €6,936 million, a 78.1% increase compared with the €3,895 million as of December 31, 2021, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 5.1% as of December 31, 2022 from 7.1% as of December 31, 2021, mainly as a result of (i) higher recoveries and the change in the staging of a large customer from Stage 3 to Stage 2 in the wholesale loan portfolio; (ii) the sale of certain retail loan portfolios during the first half of 2022 (which led to a slight decrease in impaired loans); and (iii) increased activity (in particular, consumer and credit card loans in Turkish lira). As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) increased to 90% as of December 31, 2022 from 75% as of December 31, 2021.

South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
The sale of BBVA Paraguay closed in January 2021. See “—History and Development of the Company—Capital Divestitures—2021”.
As of December 31, 2022, the Peruvian sol appreciated against the euro by 11.0% compared to December 31, 2021. On the other hand, the Colombian peso and the Argentine peso depreciated against the euro by 12.1% and 38.3%, respectively. Overall, changes in exchanges rates have adversely affected the business activity of the South America operating segment as of December 31, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2022, 2021 and 2020, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” and Note 2.2.19 to our Consolidated Financial Statements).
Cash, cash balances at central banks and other demand deposits as of December 31, 2022 amounted to €7,695 million, a 10.0% decrease compared with the €8,549 million recorded as of December 31, 2021, mainly due to a decrease in cash and cash equivalents held at most of the central banks within this operating segment.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2022 amounted to €10,563 million, a 47.2% increase compared with the €7,175 million recorded as of December 31, 2021, mainly due to the increase in sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income”, partially offset by the depreciation of the Colombian peso and the Argentine peso.
Financial assets at amortized cost of this operating segment as of December 31, 2022 amounted to €40,755 million, an 8.0% increase compared with the €37,747 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of December 31, 2022 amounted to €38,526 million, an 11.3% increase compared with the €34,608 million recorded as of December 31, 2021, mainly as a result of the increase in the retail portfolio and in loans to enterprises, with increases in credit card loans and consumer loans in Argentina and Colombia (in each case, in local currency), partially offset by the depreciation of the Colombian peso and the Argentine peso.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2022 amounted to €2,813 million, a 49.4% increase compared with the €1,884 million recorded as of December 31, 2021, mainly due to the positive impact of changes in the valuation of exchange rate derivatives on foreign currency positions, in particular, in Argentina, partially offset by the depreciation of the Colombian peso and the Argentine peso.
Customer deposits at amortized cost of this operating segment as of December 31, 2022 amounted to €40,042 million, a 10.2% increase compared with the €36,340 million recorded as of December 31, 2021, mainly as a result of the increase in time deposits in Argentina, and, to a lesser extent, in Colombia, in each case in the retail portfolio, partially offset by the depreciation of the Colombian peso and the Argentine peso. In local currency, deposits were positively affected by the high inflation environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2022 amounted to €17,760 million, a 20.4% increase compared with the €14,756 million as of December 31, 2021, mainly due to the changes in the calculation of Mutual funds in 2022 (as the direct investment by customers in additional investment funds in Colombia and Peru has been included) and the increases in pension funds in Bolivia, partially offset by the depreciation of the Colombian peso and the Argentine peso.

The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2022 decreased to 4.1% from 4.5% as of December 31, 2021, mainly as a result of the increased activity in the commercial and retail portfolios in Argentina and Colombia and a better overall recovery ratio, partially offset by the Stage 3 new entries resulting from the update in the definition of credit impaired asset implemented in Chile in 2022 and lower recoveries than the prior year in Chile. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 101% as of December 31, 2022 from 99% as of December 31, 2021.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar appreciated 6.2% against the euro as of December 31, 2022 compared to December 31, 2021, positively affecting the business activity of the Rest of Business operating segment as of December 31, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2022 amounted to €4,015 million, a 1.1% increase compared with the €3,970 million recorded as of December 31, 2021.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2022 amounted to €5,090 million, a 10.4% decrease compared with the €5,684 million recorded as of December 31, 2021, mainly due to the decreased activity of BBVA Securities Inc., our broker-dealer in the United States, which led to a decrease in loans and advances recorded under “Financial assets held for trading”, partially offset by the appreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2022 amounted to €40,425 million, a 33.4% increase compared with the €30,299 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of December 31, 2022 amounted to €37,375 million, a 38.7% increase compared with the €26,949 million recorded as of December 31, 2021, mainly due to increased activity in the branches located in New York and Europe and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2022 amounted to €4,397 million, a 13.1% decrease compared with the €5,060 million recorded as of December 31, 2021, mainly due to a decrease in the activity of the broker-dealer BBVA Securities Inc., partially offset by the appreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of December 31, 2022 amounted to €9,827 million, a 56.8% increase compared with the €6,266 million recorded as of December 31, 2021, mainly as a result of the increase in time deposits from wholesale customers at the New York branch and in Europe.
Off-balance sheet pension funds in this operating segment as of December 31, 2022 amounted to €520 million, a 12.9% decrease compared with the €597 million recorded as of December 31, 2021, mainly as a result of decreases in pension funds in Europe.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2022 decreased to 0.4% from 0.7% as of December 31, 2021, mainly driven by increased loan activity. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 131% as of December 31, 2022 from 116% as of December 31, 2021.
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
Following the 2008 global financial crisis, European politicians took action to stabilize the region’s banking sector, due to a period of turbulence and doubts regarding its sustainability. This action culminated in the launch of the European Banking Union (“EBU”). The EBU can be viewed as a house with different building blocks. The EBU’s foundation includes the single rulebook (the “Single Rulebook”), which was the first step to harmonize banking rules in the European Union and includes landmark pieces of legislation such as the Capital Requirements Regulation, the Capital Requirements Directive and the Bank Recovery and Resolution Directive, among others.
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
Banking resolution, previously not prioritized by regulatory authorities, became crucial following the 2008 financial crisis and the need to inject substantial taxpayer funds into financial institutions. The idea that underlies banking resolution is that a “bail-in” is preferable to a “bail-out”. A “bail-out” occurs when outside investors, such as a government, rescue a bank by injecting money to help make debt payments. In the past, such as during the 2008 financial crisis, “bail-outs” helped save banks from failing, with taxpayers assuming the risks associated with their inability to make debt payments. On the other hand, a “bail-in” occurs when a bank’s creditors (in addition to its shareholders) are forced to bear some of the burden by having some or all of their debt written off. See “—Capital Requirements, MREL and Resolution” below.
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
The third and final pillar of the EBU, which is still under discussion, is the European Deposit Insurance Scheme (“EDIS”). The EDIS would enable the insurance of deposits regardless of the country of origin of the bank, thus creating a fully harmonized banking union. However, there remain political obstacles to the creation of the EDIS which have not yet been resolved. In 2019, a High Level Working Group on EDIS was created and charged with presenting a roadmap to start political negotiations. At the national level, BBVA is currently subject to the Deposit Guarantee Fund of Credit Institutions, which operates under the guidance of the Bank of Spain.
In the aftermath of the 2008 global financial crisis, important reforms were adopted at the international level, namely the Basel III capital reforms (as defined below), which have been translated into relevant legislation at the European and national level. In May 2019, the European Council adopted a banking package which included new versions of some of the regulations and directives that are part of the Single Rulebook. More concretely, this package included the CRR II, the CRD V Directive, the SRM Regulation II and the BRRD II (each as defined below). This package incorporated some of the most recent internationally-agreed reforms mentioned above, including measures such as a new leverage ratio requirement for all institutions, a revised “Pillar 2” (as described below) framework, additional supervisory powers in the area of money laundering and enhanced MREL subordination rules for global systemically important institutions (“G-SIIs”) and other top-tier banks.
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
In 2022, the ECB carried out the first stress test on climate-related risks (“CST”). The output of the stress test exercise was integrated into the SREP using a qualitative approach. No direct capital impact via the Pillar 2 Guidance (“P2G”) has been envisaged. ECB has considered this stress test to be a learning exercise for banks and supervisors alike. The aims were to identify vulnerabilities, industry best practices and the challenges faced by banks. The exercise also helped enhance data availability and quality, and has allowed supervisors to better understand the stress-testing frameworks banks use to gauge climate risk. Additionally the ECB conducted an assessment (thematic review) of the level of implementation of the ECB Guidelines on Climate Change Risk which aim to drive supervised institutions into considering climate-related and environmental risks within their business strategies, governance and risk management frameworks and push entities into becoming more transparent in their climate-related and environmental disclosures.
In 2023, there will be an EU-wide stress test which will reflect the ongoing progress that EU banks are making in strengthening their capital positions and will assess EU banks' resilience to an adverse economic shock. The sample for the 2023 EU-wide stress test has been enlarged compared to previous exercises. The banks participating in the 2023 exercise include the Group. The EU-wide stress test will be conducted on a sample of 70 EU banks, including 57 from countries which are members of the SSM, covering roughly 75% of total banking sector assets in the EU and Norway. Compared to the previous EU-wide stress tests, the 2023 exercise covers an additional 20 banks. The results are expected to be published by the end of July 2023.
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
The foregoing illustrates how much the regulatory and supervisory landscape has changed in the decade following the 2008 financial crisis, due in large part to the Basel Committee on Banking Supervision (the “Basel Committee”), an international, standard-setting forum, which established important reforms at a global level. Some of these reforms have been adopted in regulations at the European level.
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
As of the date of this Annual Report, the Bank of Spain considers the Bank to be a D-SIB at a consolidated level. The Bank is required to maintain a fully-loaded D-SIB buffer of a CET1 ratio of 0.75% on a consolidated basis in 2023.
In December 2015, the Bank of Spain agreed to set the counter cyclical capital buffer applicable to credit exposures in Spain at 0% from January 1, 2016. This percentage is reviewed quarterly. The Bank of Spain agreed on December 14, 2022 to maintain the counter cyclical capital buffer applicable to credit exposures in Spain at 0% for the first quarter of 2023. As of the date of this Annual Report, the counter cyclical capital buffer applicable to the Group stands at 0.01%.
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
On July 19, 2018, the EBA published its final guidelines intended to further enhance risk management by institutions and the convergence of supervision with respect to the SREP. These guidelines focus on stress testing, particularly to determine “Pillar 2” capital guidance and the level of interest rate risk. As of July 23, 2020, the EBA published further guidelines on the 2020 SREP in light of the crisis generated by COVID-19. Additionally, the EBA published further draft amended guidelines regarding the implementation of changes introduced by the CRD V Directive on March 18, 2022, repealing the EBA Guidelines of December 19, 2014 and the updated guidelines of July 19, 2018, with effect from January 1, 2023.
In response to the COVID-19 pandemic, the ECB announced on March 12, 2020 that it would allow banks to partially use AT1 and Tier 2 instruments to meet the “Pillar 2” requirement, being this measure introduced by CRD V. In particular, the composition of the capital instruments to meet the “Pillar 2” requirement, shall include 56.25% of CET1 capital and 75% of Tier 1 capital, at a minimum.
Consequently, all additional “Pillar 2” own funds requirements that the ECB may impose on the Bank and/or the Group under the SREP will require the Bank and/or the Group to maintain capital levels higher than the “Pillar 1” minimum capital requirement.
As a result of the most recent SREP carried out by the ECB, announced on December 15, 2022, BBVA must maintain, at a consolidated level, as from January 1, 2023, a CET1 ratio of 8.75% and a total capital ratio of 13.00%. The consolidated overall capital requirement includes: (i) the “Pillar 1” minimum capital requirement of 4.50%; (ii) the minimum capital requirement of “Pillar 2” of 1.71% (of which at least 0.96% must be met with CET1), of which 0.21% (0.12% must be met with CET1) is determined on the basis of the ECB’s prudential provisioning expectation, which as of January 1, 2023 will no longer be treated as a deduction from CET1; (iii) the capital conservation buffer (2.5% of CET1); (iv) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and (v) the capital buffer for Countercyclical Risk (0.04% of CET1). Likewise, BBVA must maintain, on an individual level, a CET1 ratio of 7.89% and a total capital ratio of 12.05%. These ratios include a Pillar 2 requirement at the individual level of 1.5%, of which at least 0.84% shall be met with CET1.
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

Additionally, pursuant to Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures provided by Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds and limiting or prohibiting the distribution of dividends, respectively, will also entail the requirement to determine the MDA and to restrict discretionary payments to such MDA. In accordance with the EU Banking Reforms, the calculation of the MDA and the restrictions described in the preceding paragraph while such calculation is pending, shall also be triggered by a breach of the combined buffer requirement when considered in addition to its MREL requirement (see “Item 3. Key Information—Risk Factors—Regulatory, Tax, Compliance and Reporting Risks—Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations”) or a breach of the minimum leverage ratio requirement. CRD V also distinguishes between “Pillar 2” capital requirements and “Pillar 2” capital guidance, only the former being regarded as mandatory requirements. Notwithstanding the foregoing, CRD V provides that, besides other measures, supervisory authorities are entitled to impose further “Pillar 2” capital requirements when an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.
Additionally, CRR II sets a binding leverage ratio requirement of 3% of Tier 1 capital that is added to the own funds requirements and to the requirements based on an entity’s RWAs. In particular, any breach of this leverage ratio would entail the need to determine the MDA and the related consequences.
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
Resolution
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

The four resolution instruments are (i) the sale of the Entity’s business, which enables the resolution authorities to transfer, under market conditions, all or part of the business of the Entity being resolved; (ii) bridge institution, which enables resolution authorities to transfer all or part of the business of the Entity to a “bridge institution” (an entity created for this purpose that is wholly or partially in public control); (iii) asset separation, which enables resolution authorities to transfer certain categories of assets (normally impaired or otherwise problematic) to one or more asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only); and (iv) the “Bail-in Tool”. Any exercise of the Bail-in Tool by the Relevant Spanish Resolution Authority may include the write down and/or conversion into equity or other securities or obligations (which equity, securities and obligations could also be subject to any future application of the Bail-in Tool) of certain unsecured debt claims of an institution.
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
In addition to the Bail-in Tool, the BRRD, Law 11/2015 and the SRM Regulation provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments (and, pursuant to BRRD II and the SRM Regulation II, certain internal eligible liabilities and instruments) at the point of non-viability (“Non-Viability Loss Absorption” and, together with the Bail-in Tool, the “Spanish Bail-in Power”) of an Entity. Any write-down or conversion must follow the same insolvency hierarchy as described above. The point of non-viability of an Entity is the point at which the Relevant Spanish Resolution Authority determines that the Entity meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Bail-in Tool or any other resolution tool or power (where the conditions for resolution referred to above are met) or in combination with such exercise in respect of all eligible liabilities.
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
MREL
The BRRD prescribes that banks shall hold a minimum level of own funds and eligible liabilities in relation to RWAs known as MREL. According to the Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016, supplementing BRRD I with regard to regulatory technical standards specifying the criteria relating to the methodology for setting the minimum requirement for own funds and eligible liabilities, the level of own funds and eligible liabilities required under MREL will be set by the resolution authority, in agreement with the competent authority, for each bank (and/or group) based on, among other things, the criteria set forth in Article 45 of the BRRD, including the systemic importance of the institution. Eligible liabilities may be senior or subordinated, provided that, among other requirements, they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted by the resolution authority of a member state under that law or through contractual provisions.
If the Relevant Spanish Resolution Authority considers that there may be any obstacles to resolvability by the Bank and/or the Group, a higher MREL could be imposed.
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
The EU Banking Reforms further include, as part of MREL, a new subordination requirement of eligible instruments for G-SIBs and “top tier” banks (including the Bank) that will be determined according to their systemic importance, involving a minimum “Pillar 1” subordination requirement. This “Pillar 1” subordination requirement must be satisfied with own funds and other eligible MREL instruments (which MREL instruments may not for these purposes be senior debt instruments and only MREL instruments constituting “non-preferred” senior debt and other subordinated liabilities will be eligible for compliance with the subordination requirement). For “top tier” banks such as the Bank, this “Pillar 1” subordination requirement has been determined as the highest of 13.5% of the Bank’s RWAs and 5% of its leverage exposure. Resolution authorities may also impose further “Pillar 2” subordination requirements, which would be determined on a case-by-case basis but at a minimum level equal to the lower of 8% of a bank’s total liabilities and own funds and 27% of its RWAs (both including MREL Pillar 1 and Pillar 2).

On March 8, 2022, BBVA announced that it had received a communication from the Bank of Spain of its new MREL requirement, as determined by the SRB, repealing and superseding the previous MREL requirement that was communicated in May 2021. In accordance with this new communication, BBVA has to maintain as from January 1, 2022, a volume of own funds and eligible liabilities equal to 21.46% of the total RWAs of its resolution group (the “MREL in RWAs”), of which 13.5% of the total RWAs of BBVA’s resolution group has to be fulfilled with subordinated instruments (the “MREL in RWAs subordination requirement”). The MREL in RWAs and the MREL in RWAs subordination requirement do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, is currently 3.26% (setting the MREL in RWAs including the combined capital buffer requirement at 24.72% and the MREL in RWAs subordination requirement including the combined capital buffer requirement at 16.76%). As of December 31, 2022, the own funds and eligible liabilities of the resolution group amounted to 26.45% of its RWAs, and the subordinated own funds and eligible liabilities amounted to 21.74%.
In addition, BBVA had to maintain, as from January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.50% (the “MREL in LR”) of which 5.84% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “MREL in LR subordination requirement”).
As of December 31, 2022, the resolution group’s own funds and eligible liabilities and its subordinated own funds and eligible liabilities represented, respectively, 11.14% and 9.16% of the total exposure taken into account for the calculation of the leverage ratio. As from January 1, 2024, the minimum ratios to be met are the same as for 2022, except for the MREL in LR subordination requirement.
The resolution group consists of BBVA and its subsidiaries belonging to the same European resolution group and, as of December 31, 2022 (the currently applicable reference date), the RWAs of the resolution group amounted to €206,987 million and the total exposure considered for calculating the leverage ratio amounted to €491,430 million. As of the date of this Annual Report, no MREL Pillar 2 requirement has been imposed on BBVA and BBVA complies with the MREL in RWAs, the MREL in RWAs subordination requirement, the MREL in LR and the MREL in LR subordination requirement.
Single Resolution Fund
The SRF was established by Regulation (EU) No 806/2014 (“SRM Regulation”). Where necessary, the SRF may be used to ensure the efficient application of resolution tools and the exercise of the resolution powers conferred to the SRB by the SRM Regulation.
The SRF is composed of contributions from credit institutions and certain investment firms in the participating Member States within the Banking Union.
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

In this scenario, the Eurogroup decided in 2017 to expand the ESM role to serve as a backstop for the SRF. While the new features of the expanded role for the ESM were agreed by 2019, it was not until late 2020 that the euro area finance ministers agreed to proceed with the reform of the ESM and was later signed by Member States (represented by their ambassadors to the EU) on January 27. The backstop to the SRF was expected to be operational at the beginning of 2022, but the ratification process was not completed. As of the date of this Annual Report, the treaty is pending ratification by Italy and Croatia (which recently joined the Eurozone).
Once the ratification process is completed, the ESM will be able to provide support for up to €68 billion (in the form of credit lines). If this financial assistance is requested, the SRF will pay back the ESM loan with funds obtained from banks’ contributions (in a period of three years, with the possibility to extend it to five years).
Capital Management
Basel Capital Accord - Economic Capital
The Group’s capital management is performed at both the regulatory and economic levels. Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using the BIS Framework rules and the CRR. See Note 32 to our Consolidated Financial Statements.
The aim of our capital management is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, and preferred and subordinated issues of equity and hybrid instruments. Various actions have been taken during the last years in connection with our capital management and in order to comply with various capital requirements applicable to us related to various actions regarding asset sales. In addition, we may make securities issuances or undertake new asset sales in the future, which could involve outright sales of businesses or reductions in interests held by us, which could be material and could be undertaken at less than their respective book values, resulting in material losses thereon, in connection with our capital management and in order to comply with capital requirements or otherwise. The Bank has obtained the Bank of Spain’s and ECB’s approvals with respect to its internal model of capital estimation concerning certain portfolios.
Following the European supervisory and regulatory focus on reducing the variability of own funds requirements (via the TRIM and EBA Repair Programme respectively), the Bank is currently reviewing its IRB models to ensure adherence to the evolving regulatory requirements. Although the final impact of this review is not yet known, it could result in an increase in the capital needs of BBVA.
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
Impairment of Financial Assets
Historically, the definition of credit-impaired asset under IFRS 9 used by the Group has been substantially consistent with the definition of default for internal credit risk management, which is the definition used for regulatory purposes. In 2021, the Group updated its definition of default for internal credit risk management purposes to conform to that set forth in the EBA Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). As a result thereof, the Group deemed it appropriate to update the definition of credit-impaired asset (Stage 3), considering it a change in accounting estimate, so that such definition continues to be substantially consistent with the definition of default used for internal credit risk management.
The Group estimated that the update in the definition of credit-impaired asset (Stage 3) led to an increase of €1,262 million in impaired financial assets as of December 31, 2021. The impact of this change on expected credit losses was not considered to be significant, since most of the affected transactions were previously classified within Stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the transactions. For a discussion of applicable accounting standards related to loss allowances on financial assets and the method for calculating expected credit loss, see Note 2.2.1 to our Consolidated Financial Statements. See also “—Selected Statistical Information—ASSETS—Impaired loans” and “Item 5. Operating and Financial Review and Prospects—Operating Results”.
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
The provision of payment accounts and services in Spain is subject to various regulations, most of which transpose European legislation, such as Directive (EU) 2015/2366 (“PSD 2”) and Directive (EU) 2014/92. Such regulations lay down minimum information requirements for providers of payment accounts and services as well as certain transparency provisions with regard to fees. A significant development in relation to the implementation of PSD 2 is a requirement to allow third parties access to accounts to provide account information and payment initiation services, provided they have a customer’s consent.
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
The regulatory framework also includes specific regulations designed to protect the most vulnerable customers, such as the requirement for banks to offer basic accounts to customers without access to ordinary bank accounts. Basic accounts may be free of charge or have a maximum monthly cost of three euros. In the area of mortgage lending, there is a Code of Good Practices regulated by Royal Decree Law 6/2012 to be adhered to by financial entities to facilitate the refinancing of mortgage debt by debtors who suffer extraordinary difficulties in meeting their payment obligations including features such as dation in payment as a refinance measure (for information on certain recent changes to the Code of Good Practices, see “―COVID-19 regulation and other regulation designed to protect vulnerable clients” below).
In 2020, extensive regulation about revolving credit was approved by Order ETD/699/2020, of July 24, regulating revolving credit and amending Order ECO/697/2004, of March 11, on the Central Risk Information Office, Order EHA/1718/2010, of June 11, regulating and controlling the advertising of banking services and products and Order EHA/2899/2011, of October 28, on transparency and protection of customers of banking services. This regulation sets out, among others, new provisions on creditworthiness assessment and transparency requirements for revolving credit. In particular, lenders shall assess whether customers could repay amounts equal to at least 25% of the credit on an annual basis. Additionally, in 2022 Circular 3/2022 of March 30 of the Bank of Spain, amending, among others, Circular 5/2012 of June 27 of the Bank of Spain, and implementing Order ETD/699/2020 in relation to revolving credit information was passed. Regarding European cross-border payments, Regulation 2019/518 introduced two amendments to Regulation 924/2009: (i) the extension of the equality of charges principle to non-euro Member States; and (ii) new rules on the transparency of charges regarding currency conversions for payments at the point of sale or at ATM machines, as well as for credit transfers. The main changes introduced by this regulation entered into force in December 2019 and April 2020 and some obligations of information, related to electronic communications, came into force in April 2021.
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
New Proposed Financial Customer Defense Authority
In 2022, the legislative procedure to pass the regulation establishing an independent administrative authority (the “Authority”) for the defense of financial customers began. It is currently pending approval by Congress.
The Authority will have faculties to hear and adopt binding resolutions, with respect to financial entities only, in connection with claims of financial customers or potential customers (i) not exceeding 20,000 euros, regarding breaches of conduct regulations (included voluntary codes of good practices) and abusive clauses; or (ii) with an undetermined amount (this will need to be further developed by subsequent regulation). The Authority's resolution will not be binding when the amount of the claim is equal to or greater than 20,000 euros or is related good practices. In relation to abusive clauses, the Authority will decide on the existence of abusive clauses if these have been previously declared as such by the Supreme Court and the Court of Justice of the European Union (“CJEU”) and a final ruling has been registered with the Spanish registry of general terms and conditions of contracting.
The Authority shall resolve complaints from individuals and companies, including potential customers. Resolutions may be appealed, if binding, before the contentious-administrative courts and, if not binding, by the client before the civil courts in Spain.
With respect to claims of an economic nature, the resolution may order the refund of amounts determined to be unduly charged, plus interest for late payment. With respect to other claims, the resolution may establish a compensation of an amount ranging from 100 to 2,000 euros. In addition, guidelines for compensation will be established. The fee per claim amounts to 250 euros and must be paid by the financial institutions, irrespective of whether the Authority's decision is favorable or unfavorable to the claimant.
The Authority may impose penalties for non-compliance with its resolutions (from 500,000 to 2,000,000 euros). Additionally, sanctions could be imposed on managers and directors (from 250,000 to 1,000,000 euros).
COVID-19 Regulation and Other Regulation Designed to Protect Vulnerable Clients
COVID-19 led to the adoption of Royal Decree Law 5/2021, which introduced the following measures: (i) a Code of Good Practices passed by the Council of Ministers Agreement on May 11, 2021, (ii) the regime for the collection of credits with guarantees of the ICO (Instituto de Crédito Oficial, a state-owned credit institution) (also developed subsequently by the abovementioned Council of Ministers Agreement) and (iii) extension of the exemption from the debtor’s duty to request the declaration of insolvency proceedings until December 31, 2021. This period was initially extended until June 30, 2022 by Royal Decree Law 27/2021 extending measures to support the recovery, and further extended as an additional measure of the Code of Good Practices by the Council of Ministers, approving the agreement to establish the possibility of term extensions of ICO financing given to self-employed and companies after the expiry of the Temporary Framework of state support approved by the European Commission (see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 pandemic―Measures adopted in light of the COVID-19 pandemic”).
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
In addition, in Spain, Royal Decree-Law 19/2022, of November 22, was published, introducing a set of measures to reinforce the protection of vulnerable mortgage debtors, given the rise in interest rates and inflation. Among others, the Royal Decree-Law introduces a new Code of Good Practices on a transitional basis for the restructuring of the mortgage debt of middle-class mortgagors at risk of vulnerability due to rising interest rates and adopts other measures to make subrogation easier for any consumer, or to convert variable rate loans to fixed rate, as well as to encourage competition in the mortgage loan market. BBVA has adhered to the new Code of Good Practices with effect from January 1, 2023.

Insolvency Law
In 2022 Law 16/2022 of September 5 on the reform of the consolidated text of the Insolvency Law (Law 16/2022) was passed. Law 16/2022 transposes Directive (EU) 2019/1023 of the European Parliament and of the Council of June 20, 2019 on frameworks for preventive restructuring, debt waivers and disqualifications, and on measures to increase the efficiency of restructuring, insolvency and debt waiver procedures. The new insolvency legal framework provides for (i) the creation of a new state of insolvency (“the likelihood of insolvency”), prior to imminent and actual insolvency, which enables access to certain pre-bankruptcy institutions, (ii) the removal of out-of-court payment agreements and refinancing agreements, introducing instead “Restructuring Plans” and (iii) the new “Special procedure for micro-enterprises” applicable to debtors, whether natural or legal persons, that meet certain characteristics.
Real Estate Regulation
Regarding real estate, the Spanish government and the governments of several autonomous regions of Spain have taken measures to improve access to housing by either supporting public housing or protecting mortgage owners and/or home renters.
This includes measures in the areas of leases, subsidized housing and uninhabited housing. For example, in Navarra, a penalty regime was approved, which introduces (i) the obligation to offer subsidized rent prior to the beginning of the foreclosure, dation in payment or agreement of compensation or transfer of the property due to non-payment of the mortgage loan, as well as (ii) a right of first refusal in favor of the Government of Navarra in certain cases of transfer of housing.
Mortgage Market
On November 2, 2021, RDL 24/2021 was approved, transposing several European Union directives, including Directive (EU) 2019/2162 of the European Parliament and of the Council of November 27, 2019, on the issuance and public supervision of covered bonds and amending Directives 2009/65/EC and 2014/59/EU. This RDL simplifies the Spanish legal regime of the mortgage market, repealing in full the content of Law 2/1981, of March 25, on the regulation of the mortgage market.
Investment Services
Several European Union’s sustainability initiatives are expected to strongly impact the asset management and retail investment services business during 2023. Firstly, asset managers must complete the templates of ESG disclosures set out by the delegated act supplementing the EU Sustainable Finance Disclosure Regulation (“SFDR”). At an entity level, this means that asset managers shall start reporting the principal adverse impacts of their investments based on numerous ESG indicators whose availability may be still limited in certain cases; at a product level, this means that asset managers shall complete the required precontractual documentation, and provide the relevant web and periodic information regarding light and dark green funds in accordance with new stringent disclosure requirements. Moreover, as a complement to the modifications of MiFID II approved in 2021, during 2023 the European Securities and Markets Authority (“ESMA”) shall publish an update of the guidelines on the suitability requirements, which shall detail how clients’ sustainability preferences are to be obtained and assessed. In order to accomplish the aforementioned changes successfully, the availability of increased ESG data is viewed as essential, which is expected, at least partly, to occur once the delegated acts developing the Taxonomy Regulation and the new Corporate Sustainability Reporting Directive (“CSRD”) are fully operative.
Also in the asset management sector, Law 11/2021, of July 9, 2021, on measures to prevent and combat tax fraud, impose new requirements for Spanish SICAVs (public limited companies whose object is to invest in financial assets). For this reason, the majority of the Spanish SICAVs managed by the Group were liquidated in 2022. In 2023, the shareholders of such SICAV will have to reinvest the proceeds in other assets.

In terms of financial services legislation, Regulation (EU) 1286/2014 (the “PRIIPs Regulation”) which became applicable on January 1, 2018 for packaged retail and insurance-based investment products (“PRIIPs”) except UCITS (Undertakings for the Collective Investment in Transferable Securities), will be applicable also for UCITS from December 31, 2022. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”) and will require to adapt all the KIDs for UCITS to the PRIIPs Regulation. Also in the financial services field, the European Union has passed the Directive 2021/338 which amends MiFID II. Such amendment is focused on the reduction of potential administrative burdens in the context of the provision of financial services. The Directive should be implemented by Member States by November 28, 2021 and be applicable from February 28, 2022. However, Spain has not implemented these changes into national legislation yet. The expectation is that the amendment of the Spanish securities markets law will be made during the first half of 2023. Additional changes to MiFID II, of a more complex nature, are expected for the next few years and public authorities have made a consultation process in order to obtain feedback from the public. This amendment of MiFID II could have an impact on the entities but its implementation is not expected for the next year.
The European Union has also been very active in terms of adopting legislation to preserve financial stability. In this regard, the BBVA Group has been subject to initial margin requirements under Regulation (EU) 648/2012, regarding OTC derivatives, central counterparties and trade repositories, since September 2019, as well as similar legislation in other geographical areas. In addition, BBVA Group entities classified as financial counterparties are required to post and receive initial margins when dealing with other in-scope entities.
Pension Funds
Regarding the pension funds sector, the government is promoting a profound modification of the regulation of the private pension system aimed at boosting occupational retirement institutions and penalizing individual pension plans. This modification has resulted in the following: (i) first, in a reduction of the contribution limits in private social security schemes: the maximum contribution has been reduced, from €8,000 to €1,500 per year; and (ii) second, the enactment of Law 12/2022, of June 30, regulating public-promoted occupational retirement institutions and simplified pension plans. That law seeks to boost the occupational retirement institutions by creating a new category which would be publicly promoted. The management and depositary entities of such new institutions shall be appointed after a public bidding process. These new institutions shall be further regulated in 2023.
Benchmarks
Another initiative in which both the public and private sectors have been fully involved during the last few years is the interbank offered rates (“IBORs”) reform led by the Financial Stability Board. BBVA has set up an internal working group to analyze the potential impact of IBORs reform and actions to be taken in relation thereto. In this regard, changes have been made to legacy contracts (mainly those linked to LIBOR and EONIA) and in the templates for new agreements in order to avoid or reduce the exposure to IBORs. The official discontinuation date for LIBORs exUSD (GBP, CHF, EUR, JPY), LIBOR USD 1-week and 2-month indices was December 31, 2021, and for EONIA was January 3, 2022. However, the Financial Conduct Authority (FCA) and the European Commission have established a legal safeguard in the event that there are some operations that could not be migrated before such discontinuation dates. See Note 7.3.4 to our Consolidated Financial Statements for additional information.
Temporary Tax
On December 28, 2022, the Law for the establishment of the temporary tax on credit institutions and financial credit establishments was published in the Official State Gazette.
This law establishes an obligation to pay a non-taxable equity benefit of public nature during the years 2023 and 2024 to those credit institutions that operate in Spain whose aggregated amount of interest income and fee and commission income generated, corresponding to the year 2019, equals or exceeds €800 million.
The amount of the benefit to be paid will be the result of applying the percentage of 4.8% to the sum of the net interest income and fee and commission income and expense derived from the activity carried out in Spain, as shown in the income statement of the tax consolidation group to which the credit institutions belongs, corresponding to the calendar year prior to the year in which the obligation to pay arose. The payment obligation arises on the first day of the calendar year of fiscal years 2023 and 2024.
The estimated impact for 2023 is €225 million and has been recorded on January 1, 2023 in the heading "Other operating expense" of the consolidated income statement. As dictated by the law, within the 20 first days of February 2023, BBVA has made a payment corresponding to 50% of the estimated impact for 2023.

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
On July 20, 2021, the European Commission presented an ambitious package of legislative proposals to strengthen the EU’s anti-money laundering and countering the financing of terrorism rules. The legislative package is being discussed by the European Parliament and Council as part of its legislative process.
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
For BBVA, the GDPR has affected directly the way we manage internal and external processes. Due to the incremental use of new technologies in almost any process carried out by the Group, where personal data of individuals are usually involved, we have had to introduce multiple changes. The GDPR’s accountability requirements to comply with data protection principles and to be able to demonstrate such compliance, has led to an increased uptake of implementing and revising our privacy management processes, from the way in which consent is obtained from the client, to the implementation of processes to put into effect new rights.
GDPR introduces a risk-based approach to data processing (the higher the risk associated with the data processing, the higher the standard for the evidence to be submitted in order to prove compliance with the GDPR), including the preparation of Data Protection Impact Assessments for each high-risk data processing activity, “privacy by design” requirements (where data protection is integrated in the technology when created) and the legitimate interest balancing test (to weigh the reasons a business holds personal data against the data rights of an individual). This seeks to ensure appropriate risk-based prioritization of mitigations and controls and a more effective data management program based on actual risk.
Further, GDPR obligations and requirements to notify breaches to authorities and individuals under different circumstances meant that BBVA had to review and enhance our existing data security measures and programs and also to update BBVA’s breach response plans and notification procedures, while training staff and management.
One of the main concerns for BBVA has been cross border transfers to service providers located in jurisdictions that are deemed to afford less protection than the protection afforded in the EU, including the United States. In July 2020, the Court of Justice of the European Union (CJEU) judgment in the Schrems II case made transfers of personal data from the EU to the U.S. on the basis of the EU-US Privacy Shield Decision illegal. Such Decision had, since July 2016, allowed the free transfer of data to companies certified in the United States under the Privacy Shield. The CJEU ruling resulted in BBVA dramatically scaling back the use of U.S.-based services. In December 2022, the European Commission launched the process to adopt an adequacy decision for the new EU-US Data Privacy Framework, which is intended to address the concerns raised by the CJEU in its Schrems II decision. The adoption process involves obtaining an opinion from the European Data Protection Board and the green light from a committee composed of representatives of EU Member States. In addition, the European Parliament has a right of scrutiny over adequacy decisions.
Mexico
BBVA’s operations in Mexico are highly regulated. The Mexican regulatory framework for financial and banking activities aims to ensure the stability of the financial system and combat money laundering, as well as to provide consumer protection and transparency in the provision of financial services.
The provision of financial and deposit products is mainly regulated in the Banking Law and provisions issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) and BANXICO, where CNBV issues prudential regulation and BANXICO regulates banking transactions, including financial and deposit products. In addition, the Financial Services Transparency and Regulation Law contains provisions regarding transparency and consumer protection.

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
During 2022, the CNBV issued regulations to modify contingency plans requirements in order to strengthen banks’ financial position in the case of events affecting their liquidity and solvency.
Also, the National Commission for the Protection and Defense of the Users of Financial Services (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros or “CONDUSEF”) issued new provisions in 2022 that consolidate all the registration obligations applicable to financial institutions, establish new reporting obligations and debt collection requirements and restrictions. Such provisions became effective in January 2023.
Additionally, the Congress is discussing an amendment to the Banking Law regarding the procedures banks must follow with respect to funds outstanding in accounts that remain inactive for a six-year period. Currently, the rights over amounts not exceeding approximately 29,000 Mexican pesos (approximately US$1,450) expire in favor of the public charity (resources granted by the government that provide functional support to vulnerable sectors). The main proposed changes entail: (i) increasing the latter amount to approximately 52,000 Mexican pesos (approximately US$2,600), and (ii) that any other amounts exceeding the latter shall expire in favor of and be furnished to the public security (government’s efforts towards safeguarding the integrity and rights of persons, among others). The proposed amendment is currently under discussion considering comments from the Mexican Banking Association that seek to protect the investors’ rights by providing a mechanism that entitles clients (or their beneficiaries) to claim their financial resources, regardless of whether such resources have already been furnished to the public charity or public security. Such amendment would modify the procedures banks must follow with respect to the resources abandoned in client accounts, which may have an operational impact on BBVA’s operations in Mexico.
In December 2020, the Federal Economic Competition Commission (Comisión Federal de Competencia Económica or “COFECE”) published a preliminary opinion on its investigation regarding the card payments’ market identifying four potential barriers to competition that prevent the entry and increase costs for new market participants that hinder innovation and investment and increase merchant acquisition costs. Among other measures, COFECE could order that banks divest at least 51% of their stakes in card payment clearing houses (Prosa and E-Global), and the preliminary opinion recommends that BANXICO and the CNBV eliminate regulatory obstacles and issue regulations to ensure competition. During 2021, stakeholders presented arguments and evidence to counter the Commission’s concerns. The lack of appointed Commissioners required to issue a resolution led to a suspension of the process. Recently, new Commissioners have been appointed allowing the Commission to lift the suspension and continue the process, and a final decision is expected by mid-March 2023. Separately, in October 2022, COFECE announced that in April 2022 it had started an investigation regarding collusion practices in credit card transactions with deferred monthly payments at zero interest rate. The investigation could extend up to October 2024. As of the date of this Annual Report, BBVA has not been notified or otherwise required to participate or provide any information in the context of this investigation.
For additional information on certain recent legal and market developments, see “—Competition—Mexico”.
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
In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. In 2021, the regulations that were introduced in 2020 authorizing the Central Bank of the Republic of Turkey (“CBRT”) to impose restrictions regarding certain fees and commissions that may be charged to customers were amended. On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees.

At the beginning of the COVID-19 pandemic, in April 2020, BRSA issued a recommendation to protect the value of the Turkish lira through ensuring that the customers who are granted cash loans, do not use the loan amounts for buying foreign currency or gold, opening time deposit accounts, investing in securities or repurchase agreements and transferring such funds abroad other than with an export purpose. Furthermore, to protect Turkish lira-denominated deposits from volatility in exchange rates, the Communiqué on Supporting the Conversion of Turkish Lira Deposits and Participation Accounts (No: 2021/14) regulating the Foreign Currency Protected Turkish Lira Deposit Account product was amended in 2022. Accordingly, domestic legal entities could open Turkish Lira Deposit and Participation Accounts with their existing balances in banks between December 31, 2021 and June 30, 2022. This date range was extended through December 31, 2023 as per the Presidential Decree dated December 17, 2022 on Amending the Communiqué on Supporting the Conversion of Turkish Lira Deposits and Participation Accounts.
Since November 2020, the CBRT establishes the interest applicable to credit cards, which is also applied to overdraft accounts, on the last fifth business day of each month. Floating interest rates can be applied to Turkish lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the inflation rate (85.51% in November 2022).
The deadline of certain obligations of payment institutions was extended with the recent amendments made in November 2022 to the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers and to the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services of Payment Service Providers in Payment Services Area. Compliance date of certain articles both in the Regulation and in the Communiqué were extended until February 28, 2023.
The Regulation on the Disclosure of Confidential Information drafted by the BRSA entered into force on July 1, 2022, governing the confidentiality and non-disclosure of confidential client information under article 73/3 of Banking Law numbered 5411. Accordingly, confidential bank and client data shall not be disclosed to third parties (except to certain parties identified in the legislation) and its use shall be strictly limited to the purposes specified under the legislation. Furthermore, in August 2022, the BRSA published the Circular on the Implementation of the Regulation on the Disclosure of Confidential Information (No. 2022/1) which provides clarification on the scope of the definition of “common customer”, the disclosures to be made to the main shareholder and controlling shareholder and the disclosure of sensitive personal data.
The Regulation on the Operation Principles of Digital Banks and Service Model Banking entered into force in January 2022 and throughout this year several digital banking licenses were granted, pursuant to the relevant regulation that was enacted by BRSA last year. In this respect, in November 2022, a circular draft in relation to the criteria required for identity verification and transaction security through electronic means was shared with banks to obtain their comments thereto. In August 2022, another circular was published by BRSA as per the Regulation on the Disclosure of Confidential Information and, within this scope, certain concepts were elaborated alongside with some principles with regard to disclosures to the main shareholder and disclosures of personal data of a special nature.
A regulation amending the Regulation on Consumer Loan Agreements was published on September 23, 2022. Changes regarding the required preliminary information to be provided to borrowers and the mandatory content of the fixed term consumer loan agreement entered into force on January 1, 2023, while other changes entered into force on October 1, 2022. As a result of the amendments made to the Consumer Loan Agreements Regulation, the scope of the information required to be in the information form given to the consumers with respect to the relevant loan was expanded. Further, the loan-related insurances can be entered into only if the consumer accepts and demands it.
In 2022, the CBRT unveiled its “liraization” strategy, which is an integrated policy framework seeking to stabilize the Turkish lira, including by permanently increasing the weight of the Turkish lira in both assets and liabilities of the banking system. On June 10, 2022, the CBRT published the Communique on Amending the Communique on Reserve Requirements for the purpose of increasing the reserve requirement ratio for Turkish lira-denominated commercial cash loans from 10% to 20% with a view to supporting financial stability, and published the Communique on Maintenance of Turkish Lira Denominated Securities for Foreign Currency Liabilities, which requires banks to maintain additional Turkish lira long-term fixed-rate securities for foreign currency deposits/participation, as a complementary step to other measures intended to increase the weight of the Turkish lira fixed-rate securities in the collateral pool. On August 20, 2022, the CBRT announced amendments to the reserve requirement practice, including an increase of the reserve requirement from 20% to 30% to enhance the efficiency of the practice. On October 18, 2022, the CBRT announced that the securities maintenance ratio would be set at 5%. On December 31, 2022, other financial institutions (in addition to banks) were included within the scope of the legislation. The securities maintenance requirement have been extended until December 29, 2023. The CBRT continues to issue letters and instructions to further clarify the implementation of these requirements on a regular basis.

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
For additional information on certain recent legal and market developments, see “—Competition—Turkey”.
United States
BBVA’s operations in the United States were significantly reduced following the completion of the USA Sale (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”). BBVA’s remaining activities and operations in the United States are subject to extensive U.S. federal and state supervision and regulation, and in some cases, U.S. requirements may impose restrictions on BBVA’s global activities.
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
As of December 31, 2020, under the Federal Reserve’s rules, BBVA became a Category IV foreign banking organization for purposes of the Federal Reserve’s enhanced prudential standards rules. As a result of the USA Sale, BBVA’s combined U.S. assets decreased to less than $100 billion, the threshold for treatment as a Category IV foreign banking organization. As of the beginning of the second quarter of 2022, BBVA has had less than $100 billion in combined U.S. assets for each of the four most recent calendar quarters and therefore is no longer treated as a Category IV foreign banking organization. Despite this change in status, BBVA continues to be subject to Federal Reserve regulations related to its compliance with Spanish capital adequacy standards, risk management and governance requirements, and liquidity and capital stress testing requirements based on its worldwide total assets.
BBVA continues to be subject to U.S. resolution planning requirements following the USA Sale. Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). BBVA filed its most recent Title I Resolution Plan on July 1, 2022. Based on its worldwide total assets, BBVA is required to file a reduced Title I Resolution Plan once every three years.

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
BBVA’s worldwide swap activities are also subject to regulations adopted by the European Commission pursuant to the European Market Infrastructure Regulation (“EMIR”) and the EU’s Markets in Financial Instruments Directive (“MiFID”) and other European regulations and directives.
BBVA is not registered as a security-based swap dealer with the SEC.
Anti-Money Laundering; Office of Foreign Assets Control
A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at combatting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. In particular, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), requires financial institutions operating in the United States to, among other things, (a) give special attention to correspondent and payable-through bank accounts; (b) implement enhanced due diligence and “know your customer” standards for private banking and correspondent banking relationships; (c) scrutinize the beneficial ownership and activity of certain non-U.S., private banking and other high-risk customers (e.g., so-called politically exposed persons); and (d) develop and maintain anti-money laundering programs, customer identification procedures, and due diligence policies and controls to ensure the detection and reporting of money laundering and terrorist financing. Anti-money laundering compliance programs supplement compliance programs designed to comply with economic sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate anti-money laundering and sanctions compliance programs could have serious legal and reputational consequences for the institution.
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
The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:
Iranian embassy-related activity. On a continuing basis, Banco Bilbao Vizcaya Argentaria, S.A. maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. BBVA Mexico opened an account for the Iranian embassy in Mexico in March 2022, which was closed in May 2022. Estimated gross revenues for the year ended December 31, 2022, from embassy-related activity, which include fees and/or commissions, totaled $62.54 ($59.31 for Spain and $3.24 for Mexico). The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.
C. Organizational Structure
For information on the composition of the BBVA Group as of December 31, 2022, see Note 1.1 to our Consolidated Financial Statements.
The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Belgium, Chile, Colombia, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America and Uruguay. In addition, BBVA has an active presence in Asia.
Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2022.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(In Percentages)		(In Millions of Euros)
BBVA MEXICO	MEXICO	Bank	100.00	100.00	125,080
GARANTI BBVA (2)	TURKEY	Bank	85.97	85.97	55,725
BBVA PERU	PERU	Bank	92.24 (3)	46.12	23,866
BBVA COLOMBIA S.A.	COLOMBIA	Bank	95.47	95.47	17,548
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	SPAIN	Insurance	99.96	99.96	14,663
BANCO BBVA ARGENTINA S.A.	ARGENTINA	Bank	66.55	66.55	10,095
BBVA SEGUROS MÉXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	8,253
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	7,192
GARANTIBANK BBVA INTERNATIONAL N.V. (2) (4)	THE NETHERLANDS	Bank	85.97	100.00	5,078
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.	URUGUAY	Bank	100.00	100.00	3,800
(1)Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2022.
(2)On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.”.
(3)Subject to certain exceptions.
(4)BBVA owns 85.97% of Garanti BBVA, which in turn owns 100% of GarantiBank International N.V.

D. Property, Plants and Equipment
We own or rent a substantial network of properties in Spain and abroad, including 1,886 branch offices in Spain and, principally through our various subsidiaries, 4,154 branch offices abroad as of December 31, 2022 (1,895 and 4,188, respectively, as of December 31, 2021). As of December 31, 2022, approximately 47% of our branches in Spain and 71% of our branches abroad were rented from third parties pursuant to leases that may be renewed by mutual agreement (69% and 72%, respectively, as of December 31, 2021). Year-on-year changes relate mainly to the closing of 480 branches (mostly rented) following the completion of the collective layoff procedure in Spain and the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A., which resulted in the acquisition of 662 branches which were previously rented by the Group. For additional information on property, plants and equipment, see Note 17 to our Consolidated Financial Statements.
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
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €501 million, €686 million and €542 million for the years ended December 31, 2022, 2021 and 2020, respectively. For additional information on “interest and other income” see Note 37.1 to our Consolidated Financial Statements.
Year-on-year variations in the selected statistical information presented herein have been affected by the USA Sale, mainly as follows:
•Average data. As indicated in “Presentation of Financial Information—Statistical and Financial Information” and further below, average balance sheet information is based on the beginning and month-end balances in the relevant year. The assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, upon the signing of the relevant share purchase agreement, which occurred on November 15, 2020. However, in order to present annual average data on a comparable basis, the beginning and month-end balances of the companies included within the scope of the USA Sale were not considered to calculate the average balances of all balance sheet items provided in this section for each of the years ended December 31, 2021 and 2020, and were included instead in the calculations of the average balances of “Non interest earning assets” and “Non interest bearing liabilities”, as applicable, until the completion of the USA Sale on June 1, 2021. The same approach was followed to calculate the respective “Interest” and “Average Yield” of balance sheet items. In particular, tables included under “—Average Balances and Rates”, “—Changes in Net Interest Income-Volume and Rate Analysis” and “—Interest Earning Assets—Margin and Spread” were prepared on this basis.
•Year-end data. All assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of December 31, 2020. Accordingly, loans and advances and deposits as of such date (among other balance sheet information provided in this section as of such date) do not include the respective amounts of companies included within the scope of the USA Sale. The USA Sale was completed on June 1, 2021 and, therefore, BBVA no longer consolidated the related assets and liabilities as of December 31, 2021.
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

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Year ended December 31, 2022			Year ended December 31, 2021			Year ended December 31, 2020
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	701,709	31,432	4.48%	678,563	23,015	3.39%	727,014	22,389	3.08%
Interest-earning assets	647,039	31,432	4.86%	583,660	23,015	3.94%	586,702	22,389	3.82%
Cash and balances with central banks and other demand deposits	70,719	362	0.51%	52,475	41	0.08%	45,889	46	0.10%
Domestic	41,286	191	0.46%	27,041	—	—	25,702	1	—
Foreign	29,432	171	0.58%	25,434	41	0.16%	20,187	45	0.22%
Financial assets held for trading	68,297	2,777	4.07%	60,046	1,534	2.56%	58,893	1,500	2.55%
Domestic	52,114	507	0.97%	44,710	129	0.29%	42,803	166	0.39%
Foreign	16,182	2,270	14.03%	15,336	1,406	9.17%	16,090	1,334	8.29%
Financial assets at fair value through other comprehensive income	61,248	3,316	5.41%	69,167	2,263	3.27%	60,605	1,827	3.01%
Domestic	38,994	682	1.75%	50,280	602	1.20%	44,479	668	1.50%
Foreign	22,254	2,634	11.84%	18,887	1,661	8.80%	16,126	1,159	7.19%
Financial assets at amortized cost	404,265	24,160	5.98%	366,751	18,328	5.00%	373,098	18,263	4.89%
Domestic	203,360	3,732	1.84%	196,847	3,063	1.56%	198,874	3,358	1.69%
Foreign	200,905	20,428	10.17%	169,904	15,265	8.98%	174,224	14,905	8.55%
Debt securities	38,953	719	1.84%	35,615	704	1.98%	34,810	740	2.12%
Domestic	21,990	239	1.09%	22,240	171	0.77%	22,380	232	1.04%
Foreign	16,963	480	2.83%	13,375	534	3.99%	12,430	507	4.08%
Loans and advances	365,311	23,441	6.42%	331,136	17,623	5.32%	338,288	17,523	5.18%
Central banks	5,601	372	6.64%	5,541	462	8.35%	4,734	161	3.40%
Domestic	84	—	0.22%	132	—	0.06%	10	—	1.71%
Foreign	5,517	372	6.74%	5,409	462	8.55%	4,723	161	3.40%
Credit institutions	13,977	801	5.73%	12,460	359	2.88%	14,753	273	1.85%
Domestic	7,350	130	1.76%	6,276	11	0.18%	7,676	12	0.15%
Foreign	6,627	671	10.12%	6,184	347	5.62%	7,077	261	3.69%
Government	20,526	805	3.92%	19,360	491	2.53%	21,190	548	2.59%
Domestic	12,100	147	1.21%	12,408	123	1.00%	13,063	161	1.23%
Foreign	8,426	659	7.82%	6,952	367	5.28%	8,127	387	4.77%
Other financial corporations	12,093	453	3.75%	9,466	288	3.05%	10,020	276	2.76%
Domestic	5,929	109	1.84%	4,488	35	0.78%	4,650	48	1.04%
Foreign	6,164	344	5.58%	4,978	253	5.09%	5,370	228	4.24%
Individuals	155,646	11,222	7.21%	147,271	9,153	6.22%	147,309	9,215	6.26%
Domestic	93,660	1,868	1.99%	93,585	1,667	1.78%	93,972	1,812	1.93%
Mortgages	71,354	817	1.14%	73,806	642	0.87%	74,645	772	1.03%
Other	22,306	1,051	4.71%	19,779	1,025	5.18%	19,327	1,040	5.38%
Foreign	61,987	9,354	15.09%	53,686	7,486	13.94%	53,337	7,402	13.88%
Mortgages	22,733	1,865	8.20%	19,990	1,730	8.66%	18,340	1,640	8.94%
Other	39,253	7,489	19.08%	33,696	5,755	17.08%	34,996	5,762	16.47%
Non-financial corporations	157,467	9,788	6.22%	137,038	6,870	5.01%	140,282	7,050	5.03%
Domestic	62,247	1,240	1.99%	57,719	1,055	1.83%	57,123	1,092	1.91%
Foreign	95,221	8,549	8.98%	79,319	5,815	7.33%	83,159	5,958	7.16%
Derivatives and other financial assets (2)	42,512	817	1.92%	35,221	848	2.41%	48,216	754	1.56%
Domestic	31,434	304	0.97%	27,055	516	1.91%	38,789	484	1.25%
Foreign	11,077	513	4.63%	8,166	332	4.06%	9,427	270	2.86%
Non interest earning assets (3)	54,669	—	—	94,902	—	—	140,312	—	—
(1)Foreign activity represented 43.17% of the total average assets for the year ended December 31, 2022, 43.57% for the year ended December 31, 2021 and 47.25% for the year ended December 31, 2020.
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

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year ended December 31, 2022			Year ended December 31, 2021			Year ended December 31, 2020
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total liabilities (1)	701,709	12,279	1.75%	678,563	8,329	1.23%	727,014	7,797	1.07%
Interest-bearing liabilities	622,151	12,279	1.97%	567,132	8,329	1.47%	572,092	7,797	1.36%
Financial liabilities held for trading	56,397	1,027	1.82%	48,615	439	0.90%	51,873	576	1.11%
Domestic	43,096	314	0.73%	36,675	50	0.14%	40,675	90	0.22%
Foreign	13,301	714	5.37%	11,940	389	3.26%	11,199	486	4.34%
Financial liabilities at amortized cost	503,765	9,328	1.85%	464,675	5,785	1.24%	454,516	5,929	1.30%
Domestic	307,964	1,595	0.52%	294,410	858	0.29%	285,476	1,098	0.38%
Foreign	195,801	7,733	3.95%	170,265	4,926	2.89%	169,040	4,831	2.86%
Debt certificates	54,687	1,473	2.69%	55,963	1,194	2.13%	61,834	1,448	2.34%
Domestic	39,005	728	1.87%	40,525	565	1.40%	43,978	671	1.53%
Foreign	15,682	745	4.75%	15,438	629	4.07%	17,856	777	4.35%
Deposits	449,078	7,854	1.75%	408,712	4,590	1.12%	392,681	4,481	1.14%
Central banks	49,586	417	0.84%	49,262	69	0.14%	39,542	106	0.27%
Domestic	42,239	140	0.33%	40,915	10	0.02%	34,014	30	0.09%
Foreign	7,347	277	3.77%	8,347	59	0.71%	5,528	76	1.37%
Credit institutions	25,701	1,352	5.26%	22,539	703	3.12%	27,288	837	3.07%
Domestic	17,479	274	1.57%	15,221	19	0.12%	18,565	63	0.34%
Foreign	8,222	1,078	13.12%	7,318	684	9.35%	8,723	774	8.87%
Government	22,830	1,296	5.68%	18,106	621	3.43%	17,013	541	3.18%
Domestic	12,068	17	0.14%	10,022	2	0.02%	7,387	2	0.03%
Foreign	10,762	1,279	11.89%	8,084	619	7.65%	9,626	539	5.60%
Other financial corporations	20,435	543	2.66%	19,740	287	1.45%	20,569	312	1.52%
Domestic	12,221	216	1.76%	12,115	125	1.03%	12,377	167	1.35%
Foreign	8,214	328	3.99%	7,625	162	2.13%	8,192	145	1.77%
Individuals	226,055	2,009	0.89%	207,828	1,704	0.82%	198,350	1,350	0.68%
Domestic	144,168	132	0.09%	137,554	129	0.09%	131,585	150	0.11%
Foreign	81,887	1,877	2.29%	70,274	1,575	2.24%	66,766	1,200	1.80%
Non-financial corporations	104,471	2,237	2.14%	91,237	1,207	1.32%	89,918	1,335	1.49%
Domestic	40,784	89	0.22%	38,058	9	0.02%	37,570	15	0.04%
Foreign	63,687	2,148	3.37%	53,180	1,198	2.25%	52,348	1,321	2.52%
Provisions	3,046	116	3.81%	3,958	71	1.80%	4,310	82	1.91%
Domestic	2,908	56	1.94%	3,780	20	0.53%	4,095	27	0.67%
Foreign	139	60	43.18%	178	51	28.62%	215	55	25.58%
Derivatives and other financial liabilities (2)	58,942	1,808	3.07%	49,884	2,034	4.08%	61,394	1,209	1.97%
Domestic	38,023	122	0.32%	34,571	110	0.32%	45,305	224	0.49%
Foreign	20,919	1,686	8.06%	15,313	1,924	12.56%	16,088	985	6.12%
Non-interest bearing liabilities and Equity (3)	79,558	—	—	111,431	—	—	154,922	—	—
(1)Foreign activity represented 37.44% of the total average liabilities for the year ended December 31, 2022, 37.94% for the year ended December 31, 2021 and 41.03% for the year ended December 31, 2020.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.
Changes in Net Interest Income-Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2022 compared with the year ended December 31, 2021, and the year ended December 31, 2021 compared with the year ended December 31, 2020. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	2022 / 2021
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	14	307	321
Domestic	—	191	191
Foreign	6	124	131
Financial assets held for trading	211	1,032	1,243
Domestic	21	357	378
Foreign	78	787	864
Financial assets at fair value through other comprehensive income	(259)	1,311	1,052
Domestic	(135)	214	79
Foreign	296	677	973
Financial assets at amortized cost	1,875	3,958	5,832
Domestic	101	567	669
Foreign	2,785	2,378	5,163
Debt securities	66	(52)	14
Domestic	(2)	70	68
Foreign	143	(197)	(54)
Loans and advances	1,819	3,999	5,818
Central banks	5	(96)	(91)
Domestic	—	—	—
Foreign	9	(100)	(91)
Credit institutions	44	398	442
Domestic	2	116	118
Foreign	25	299	323
Government	30	285	315
Domestic	(3)	26	23
Foreign	78	214	292
Other financial corporations	80	84	165
Domestic	11	63	74
Foreign	60	30	91
Individuals	521	1,548	2,069
Domestic	1	199	201
Mortgages	(21)	196	174
Other	23	3	26
Foreign	1,157	711	1,868
Mortgages	237	(103)	135
Other	920	814	1,734
Non-financial corporations	1,024	1,895	2,919
Domestic	83	102	185
Foreign	1,166	1,568	2,734
Derivatives and other financial assets	176	(206)	(31)
Domestic	84	(296)	(212)
Foreign	118	63	181
Total income	785	7,633	8,418
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2022 / 2021
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	70	519	589
Domestic	9	255	264
Foreign	44	281	325
Financial liabilities at amortized cost	487	3,056	3,543
Domestic	40	697	736
Foreign	739	2,068	2,807
Debt certificates	(27)	306	279
Domestic	(21)	184	163
Foreign	10	106	116
Deposits	453	2,811	3,264
Central banks	—	348	348
Domestic	—	130	130
Foreign	(7)	225	218
Credit institutions	99	551	649
Domestic	3	252	255
Foreign	85	309	394
Government	162	513	675
Domestic	—	14	14
Foreign	205	456	661
Other financial corporations	10	246	256
Domestic	1	90	91
Foreign	13	153	166
Individuals	149	156	305
Domestic	6	(4)	3
Foreign	260	42	303
Non-financial corporations	175	855	1,030
Domestic	1	80	80
Foreign	237	713	950
Provisions	(16)	61	45
Domestic	(5)	41	36
Foreign	(11)	20	9
Derivatives and other financial liabilities (3)	369	(596)	(226)
Domestic	11	—	11
Foreign	704	(942)	(238)
Total expense	284	3,666	3,950
Net interest income			4,467
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

	2021 / 2020
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	7	(11)	(5)
Domestic	—	—	—
Foreign	12	(16)	(4)
Financial assets held for trading	29	5	34
Domestic	7	(45)	(38)
Foreign	(63)	135	72
Financial assets at fair value through other comprehensive income	258	178	436
Domestic	87	(153)	(66)
Foreign	198	304	502
Financial assets at amortized cost	(311)	376	65
Domestic	(34)	(260)	(295)
Foreign	(370)	730	360
Debt securities	17	(52)	(35)
Domestic	(1)	(60)	(62)
Foreign	39	(12)	26
Loans and advances	(370)	471	100
Central banks	27	274	302
Domestic	2	(2)	—
Foreign	23	278	302
Credit institutions	(42)	129	86
Domestic	(2)	2	—
Foreign	(33)	119	86
Government	(47)	(10)	(57)
Domestic	(8)	(29)	(37)
Foreign	(56)	36	(20)
Other financial corporations	(15)	27	12
Domestic	(2)	(12)	(13)
Foreign	(17)	42	26
Individuals	(2)	(59)	(62)
Domestic	(7)	(138)	(145)
Mortgages	(9)	(121)	(130)
Other	1	(17)	(15)
Foreign	48	35	83
Mortgages	148	(493)	(346)
Other	(99)	528	429
Non-financial corporations	(163)	(18)	(181)
Domestic	11	(49)	(37)
Foreign	(275)	132	(143)
Derivatives and other financial assets	(203)	297	94
Domestic	(146)	179	32
Foreign	(36)	98	62
Total income	(1,492)	2,118	626
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2021 / 2020
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	(36)	(102)	(138)
Domestic	(9)	(32)	(41)
Foreign	32	(129)	(97)
Financial liabilities at amortized cost	133	(277)	(144)
Domestic	34	(273)	(239)
Foreign	35	60	95
Debt certificates	(137)	(116)	(253)
Domestic	(53)	(53)	(106)
Foreign	(105)	(42)	(148)
Deposits	183	(74)	109
Central banks	26	(63)	(37)
Domestic	6	(26)	(20)
Foreign	39	(56)	(17)
Credit institutions	(146)	12	(134)
Domestic	(11)	(33)	(44)
Foreign	(125)	35	(90)
Government	35	45	80
Domestic	1	(1)	—
Foreign	(86)	166	80
Other financial corporations	(13)	(13)	(25)
Domestic	(4)	(39)	(42)
Foreign	(10)	27	17
Individuals	64	290	354
Domestic	7	(28)	(21)
Foreign	63	312	375
Non-financial corporations	20	(148)	(129)
Domestic	—	(6)	(6)
Foreign	21	(144)	(123)
Provisions	(7)	(5)	(11)
Domestic	(2)	(5)	(7)
Foreign	(9)	5	(4)
Derivatives and other financial liabilities (3)	(227)	1,051	825
Domestic	(53)	(61)	(114)
Foreign	(47)	986	939
Total expense	(520)	1,051	532
Net interest income			94
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

Interest Earning Assets—Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2022	2021	2020
	(In Millions of Euros, Except Percentages)
Average interest earning assets	647,039	583,660	586,702
Gross yield (1)	4.9%	3.9%	3.8%
Net yield (2)	3.0%	2.5%	2.5%
Average effective rate paid on interest-bearing liabilities	2.0%	1.5%	1.4%
Spread (3)	2.9%	2.5%	2.5%
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
Interest-Bearing Deposits in Other Banks
As of December 31, 2022, interbank deposits (excluding deposits with central banks) represented 5.8% of our total assets. Of such interbank deposits, 19.2% were held outside of Spain and 80.8% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of December 31, 2022, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €129,743 million, representing 18.2% of our total assets. €21,983 million, or 16.9%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2022 on the investment securities that BBVA held was 6.2%, compared with an average yield of approximately 1.2% earned on loans and advances in the portfolios “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” during 2022. See Notes 10 and 13 to our Consolidated Financial Statements for additional information.
The first table in Note 13.3 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at fair value through other comprehensive income” as of December 31, 2022, 2021 and 2020.
Note 14.2 to our Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at amortized cost” as of December 31, 2022, 2021 and 2020.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to our Consolidated Financial Statements.
The second table in Note 13.3 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2022, 2021 and 2020, under “Financial assets at fair value through other comprehensive income” by rating categories defined by external rating agencies.
The second table in Note 14.2 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2022, 2021 and 2020, under “Financial assets at amortized cost”, by rating categories defined by external rating agencies.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 16 to our Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.
The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2022.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to Ten Years		Maturity after Ten Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	4,738	0.14	5,880	2.91	5,710	3.06	1,101	3.48	17,429
Other debt securities	229	1.90	969	1.54	82	2.72	69	3.67	1,350
Total Domestic	4,967	0.22	6,850	2.72	5,792	3.06	1,170	3.49	18,779
Foreign
Mexico	1,592	6.95	7,910	6.27	919	3.11	389	4.87	10,810
Mexican government and other government agency debt securities	1,558	6.93	7,468	6.29	875	3.17	377	4.88	10,278
Other debt securities	33	7.91	442	5.90	44	1.92	12	4.48	532
The United States	1,433	2.43	1,778	2.75	1,681	2.34	129	5.17	5,020
U.S. Treasury and other government agencies debt securities	1,223	2.55	237	2.75	1,256	1.97	—	—	2,716
Other debt securities	210	1.77	1,541	2.75	424	3.45	129	5.17	2,304
Turkey	946	17.50	1,767	18.05	1,115	26.37	30	6.97	3,858
Turkey government and other government agencies debt securities	946	17.50	1,767	18.05	1,115	26.37	30	6.97	3,858
Other debt securities	—	—	—	—	—	—	—	—	—
Other countries	7,527	26.24	6,480	6.16	4,343	2.00	938	2.59	19,288
Securities of other foreign governments (2)	3,097	11.18	3,066	10.18	3,433	1.58	642	2.47	10,238
Other debt securities of other countries	4,429	36.78	3,414	2.56	910	3.57	296	2.83	9,050
Total Foreign	11,498	19.89	17,934	7.04	8,058	5.57	1,486	3.50	38,977
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	16,465	13.95	24,784	5.85	13,850	4.52	2,656	3.49	57,755
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	2,458	1.40	8,858	1.39	5,264	1.52	1,817	0.79	18,397
Other debt securities	2	2.05	105	1.14	—	—	37	1.13	144
Total Domestic	2,460	1.40	8,964	1.39	5,264	1.52	1,853	0.80	18,541
Foreign
Mexico	333	4.06	3,646	5.77	765	2.88	5,999	2.98	10,743
Mexican government and other government agency debt securities	317	4.05	3,476	5.82	537	2.64	5,476	2.89	9,806
Other debt securities	15	4.33	170	4.84	229	3.45	523	3.87	937
The United States	8	0.02	2,214	1.11	—	—	190	3.45	2,412
U.S. Treasury and other government agencies debt securities	8	0.02	2,151	1.05	—	—	—	—	2,159
Other debt securities	—	—	56	2.94	—	—	—	—	56
Turkey	504	11.66	4,031	16.54	796	32.76	—	—	5,332
Turkey government and other government agencies debt securities	497	11.57	4,031	16.54	796	32.76	—	—	5,325
Other debt securities	7	18.10	—	—	—	—	—	—	7
Other countries	1,271	4.05	3,473	5.72	1,641	3.00	193	0.20	6,578
Securities of other foreign governments (2)	496	3.84	2,749	6.87	1,308	3.23	148	0.24	4,701
Other debt securities of other countries	775	4.18	723	1.34	333	2.09	45	0.05	1,877
Total Foreign	2,116	5.85	13,364	8.23	3,203	10.37	6,382	2.91	25,065
TOTAL AT AMORTIZED COST PORTFOLIO	4,576	3.46	22,328	5.48	8,467	4.87	8,236	2.43	43,606
TOTAL DEBT SECURITIES	21,041	11.67	47,112	5.68	22,317	4.65	10,892	2.69	101,362
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

Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2022 excluding government-related loans amounted to €7,433 million or approximately 2.0% of our total outstanding loans and advances to customers.
During the year ended December 31, 2022, the Group’s loan activity has been affected by geopolitical and other challenges and uncertainties globally. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Macroeconomic and geopolitical conditions” and Note 7.2 to our Consolidated Financial Statements for information on the impact of these challenges and uncertainties on our financial condition and results of operations.
Loans and Advances to Customers
As of December 31, 2022, our total loans and advances to customers amounted to €384,637 million, or 53.9% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €373,400 million as of December 31, 2022, or 52.4% of our total assets, an increase from 50.5% of our total assets as of December 31, 2021. As of December 31, 2022 our total loans and advances to customers in Spain amounted to €170,315 million. Our total loans and advances to customers outside Spain amounted to €214,321 million as of December 31, 2022, up from €176,509 million as of December 31, 2021, mainly as a result of a higher volume of corporate loans (given the commercial efforts to gain and retain customers) and retail loans (credit cards loans, consumer loans and SMEs) in Mexico, and increases in loans to enterprises and credit card loans denominated in Turkish lira.
Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(In Millions of Euros)
Domestic	170,315	169,625	166,905
Foreign
Western Europe	37,112	31,504	27,531
Mexico	75,294	58,757	54,663
Turkey	35,725	30,058	36,748
South America	44,107	39,518	37,192
Other (1)	22,084	16,672	12,819
Total foreign	214,321	176,509	168,953
Total loans and advances (2)	384,637	346,134	335,858
Loss allowances	(11,237)	(11,116)	(12,105)
Total net lending (2)	373,400	335,018	323,753
(1)Balances correspond mainly to the entities in the United States that were not included within the scope of the USA Sale.
(2)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
Loans and Advances to Credit Institutions and Central Banks
As of December 31, 2022, our total loans and advances to credit institutions and central banks amounted to €47,321 million, or 6.6% of total assets, of which total net loans and advances to credit institutions and central banks at amortized cost amounted to €20,431 million, or 2.9% of total assets.
Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €11,500 million, or 3.1% of our total loans and advances to customers as of December 31, 2022, compared with €11,904 million, or 3.6% of our total loans and advances to customers as of December 31, 2021. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Loans to Associates and Jointly Controlled Companies
As of December 31, 2022, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,842 million, compared with €2,031 million as of December 31, 2021.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of December 31, 2022. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	502	637	253	40	1,432	709	221
Manufacturing, mining and quarrying, and other industrial activities	8,138	7,051	1,598	612	17,399	5,604	3,657
Of which: manufacturing	6,663	5,265	1,030	499	13,456	4,806	1,988
Construction	1,643	1,816	1,081	340	4,881	1,130	2,108
Wholesale and retail trade, transportation and storage, accommodation and food service activities	7,690	8,577	2,595	651	19,513	7,624	4,199
Information and communication	1,070	666	98	79	1,913	331	512
Financial and insurance activities	3,107	2,926	440	332	6,804	1,738	1,960
Real estate activities	628	1,882	1,654	108	4,272	1,736	1,908
Professional, scientific, technical, administrative and support service activities	1,455	2,061	515	125	4,156	1,627	1,074
Public administration and defense, education, human health and social work activities	3,099	6,268	3,201	69	12,637	5,983	3,555
Other service activities	12,372	24,362	34,213	24,791	95,738	32,912	50,454
Of which:
Households	12,045	23,818	34,044	24,762	94,669	32,399	50,225
For House Purchase	4,034	14,081	29,416	24,315	71,847	19,063	48,750
Credit for consumption	5,075	7,035	3,254	60	15,425	10,121	229
Other purposes	2,935	2,702	1,374	386	7,397	3,215	1,247
Total Domestic	39,703	56,245	45,648	27,148	168,745	59,394	69,647
Foreign
Agriculture, forestry and fishing	1,710	857	475	1	3,043	952	381
Manufacturing, mining and quarrying, and other industrial activities	27,130	15,945	5,267	67	48,409	5,264	16,015
Of which: manufacturing	18,955	9,439	2,712	21	31,127	4,087	8,085
Construction	1,722	991	667	88	3,468	448	1,299
Wholesale and retail trade, transportation and storage, accommodation and food service activities	14,603	10,830	5,035	48	30,516	7,791	8,122
Information and communication	2,913	2,369	263	39	5,584	736	1,935
Financial and insurance activities	8,854	3,399	1,099	92	13,444	1,511	3,078
Real estate activities	1,868	2,829	2,376	4	7,077	1,535	3,674
Professional, scientific, technical, administrative and support service activities	1,755	1,697	360	1	3,813	894	1,164
Public administration and defense, education, human health and social work activities	1,360	2,239	7,608	10	11,217	2,238	7,618
Other service activities	17,285	28,320	23,964	4,375	73,944	46,506	10,153
Of which:
Households	13,943	27,806	23,753	4,359	69,861	46,186	9,733
For House Purchase	212	1,437	19,006	4,214	24,869	22,928	1,729
Credit for consumption	10,395	23,771	4,410	68	38,645	21,021	7,229
Other purposes	3,336	2,598	337	77	6,348	2,236	775
Total Foreign	79,201	69,475	47,114	4,725	200,515	67,874	53,440
Total loans and advances (1)	118,904	125,721	92,763	31,872	369,260	127,269	123,087
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

	As of and for the year ended December 31,
	2022	2021	2020
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.90%	3.19%	3.53%
Allowance for credit losses	11,291	11,142	12,141
Domestic	4,643	5,006	5,362
Foreign	6,648	6,136	6,779
Total loans outstanding	389,745	349,037	344,072
Domestic	186,642	182,822	181,029
Foreign	203,103	166,215	163,043
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.26%	0.41%	0.33%
Non-financial corporations	0.30%	0.69%	0.60%
Net charge-offs during the period	264	525	468
Average loans outstanding	87,524	76,028	77,575
Individuals	0.30%	0.31%	0.20%
Net charge-offs during the period	288	299	193
Average loans outstanding	95,429	95,540	96,113
Other	0.01%	0.01%	0.02%
Foreign	1.20%	1.66%	1.65%
Non-financial corporations	0.56%	0.96%	1.00%
Net charge-offs during the period	389	586	627
Average loans outstanding	69,943	61,010	62,708
Individuals	2.36%	3.08%	3.10%
Net charge-offs during the period	1,424	1,594	1,589
Average loans outstanding	60,217	51,730	51,196
Other	—	—	—
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.65%	0.91%	0.85%
Net charge-offs during the period	2,369	3,008	2,881
Average total loans and advances at amortized cost outstanding	365,311	331,136	338,288
(1)Domestic loans charged off in 2022, 2021 and 2020 were mainly related to the real estate sector.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.65% million for the year ended December 31, 2022, compared with 0.91% for the year ended December 31, 2021, mainly as a result of decreases in charge-offs in Mexico, and to a lesser extent, Spain and Turkey. The decrease was partially offset by a slight increase in charge-offs in South America.
The following factors, set out by region, were the main contributors to the decrease in the total net charge-offs to average loans ratio:
•Mexico: there was a decrease in the ratio mainly due to higher recoveries from the wholesale portfolio and increases in average outstanding loans to individuals (corporate loans and retail loans). The year 2021 was affected by a change in policy with respect to charge-offs in the SME portfolio, whereby the period for an asset to be charged-off was reduced, which impacted, to a large extent, the ratio since the third quarter of 2021. In addition, higher charge-offs took place in 2021 as a result of the expiration of the vast majority of the payment deferrals adopted in connection with the COVID-19 pandemic.

•Spain: there was a decrease in the ratio mainly due to higher recoveries, limited additions to the Stage 3 assets category and increased lending activity, in particular, SMEs loans and consumer loans (including credit cards loans). During 2021, there was a significant transfer of assets which recovery was considered to be remote, to charge-offs.
•Turkey: there was a decrease in the ratio mainly due to higher recoveries and increased activity, in particular, loans to enterprises and credit card loans in Turkish lira.
The decrease in the total net charge-offs to average loans ratio was partially offset by:
•South America: there was a slight increase in the ratio, due to an increase in charge-offs in the non-financial corporations portfolio.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.90% as of December 31, 2022 compared with 3.19% as of December 31, 2021, mainly as a result of the increase in total loans outstanding, in particular, corporate loans (given the commercial efforts to gain and retain customers) and retail loans (credit cards loans, consumer loans and SMEs) in Mexico, and increases in loans to enterprises and credit card loans denominated in Turkish lira, partially offset by a slight increase in allowance for credit losses (total allowance for credit losses) (see “—Impaired loans”).
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan. The BBVA Group updated its definition of credit-impaired asset (Stage 3) in 2021. See “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company in 2022, 2021 and 2020 was €257.6 million, €248.3 million, €249.1 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(In Millions of Euros)
Impaired loans
Domestic	7,203	7,822	7,823
Public sector	38	59	68
Other resident sector	7,166	7,762	7,755
Foreign	6,290	6,836	6,855
Public sector	1	3	8
Other non-resident sector	6,289	6,833	6,847
Total impaired loans	13,493	14,657	14,678
Allowance for credit losses	(11,291)	(11,142)	(12,141)
Impaired loans net of allowance	2,202	3,516	2,537
Impaired loans as a percentage of loans and advances at amortized cost	3.46%	4.20%	4.42%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.57%	1.01%	0.76%
Our total impaired loans amounted to €13,493 million as of December 31, 2022, a 7.9% decrease compared with €14,657 million as of December 31, 2021, as a result of the decrease in impaired loans in Spain and Turkey. The decreases in impaired loans in Spain were mostly driven by the sale of certain loan portfolios and, in Turkey, by the change in the staging of a large customer in the wholesale loan portfolio from Stage 3 to Stage 2 and the sale of certain retail loan portfolios during the first half of 2022.

Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2022, the allowance for credit losses amounted to €11,291 million, a 1.3% increase compared with the €11,142 million recorded as of December 31, 2021, mainly as a result of increased impairments in loans to individuals driven by the deteriorating macroeconomic environment, which is facing a downward revision of growth expectations in an inflationary environment. Further, in the year ended December 31, 2022 there were lower write-offs from the amortized cost portfolio.
LIABILITIES
See the introduction to “—Selected Statistical Information” for information on the impact of the USA Sale of BBVA USA on the information reported below.
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average Balance for the Year Ended December 31,
	2022	2021	2020
	(In Millions of Euros)
Demand deposits	318,121	279,166	255,303
Domestic	201,232	182,675	167,320
Foreign	116,889	96,491	87,984
Time deposits	119,185	116,221	128,928
Domestic	63,198	66,684	71,162
Foreign	55,987	49,538	57,767
Other	11,772	13,325	8,450
Domestic	4,529	4,526	3,017
Foreign	7,243	8,798	5,433
Total Domestic	268,959	253,885	241,498
Total Foreign	180,119	154,827	151,184
Total	449,078	408,712	392,681
The amount of uninsured deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2022, 2021 and 2020 amounted to €233,406 million, €211,994 million and €228,959 million, respectively. Uninsured deposits are the portion of deposit accounts that exceed each local deposit insurance limit and amounts in any other uninsured investment or deposit accounts that are classified as deposits and are not subject to any state deposit insurance regimes.
As of December 31, 2022, the maturity of our time deposits in uninsured accounts recorded under “Financial liabilities at amortized cost” is as follows:

	As of December 31, 2022
	Domestic	Foreign	Total
	(In Millions of Euros)
Portion in excess of local deposit insurance limit	6,888	34,942	41,829
Other uninsured time deposits	38,002	9,331	47,334
3 months or under	19,385	6,519	25,904
Over 3 to 6 months	17,003	463	17,466
Over 6 to 12 months	392	875	1,267
Over 12 months	1,222	1,476	2,697
Total	44,890	44,273	89,163
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For an additional analysis of our deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2022, 2021, and 2020, see Note 22 to our Consolidated Financial Statements.

Short-term Borrowings
Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2022, 2021, and 2020.
The following table provides information about our total short-term borrowings for the years ended December 31, 2022, 2021, and 2020:

	As of and for the Year Ended December 31, 2022		As of and for the Year Ended December 31, 2021		As of and for the Year Ended December 31, 2020

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	50,878	1.6%	49,429	0.6%	41,164	1.0%
Average during period	49,933	1.5%	48,507	0.7%	47,721	1.1%
Bank promissory notes:
As of end of period	1,241	2.1%	546	(0.4)%	1,454	0.1%
Average during period	705	1.5%	981	—%	1,094	0.1%
Bonds and subordinated debt:
As of end of period	10,768	2.7%	10,936	2.1%	10,546	1.3%
Average during period	11,253	2.4%	9,577	1.7%	12,076	2.1%
Total short-term borrowings as of end of period (1)	62,887	1.7%	60,911	0.9%	53,164	1.0%
(1)Includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”.
As of December 31, 2022, 2021 and 2020, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with other financial and credit institutions.
Certain Ratios
The following table sets out certain ratios for the years ended December 31, 2022, 2021 and 2020:

	As of and for the year ended December 31,
	2022	2021	2020
	(In Percentages)
Net interest margin (1)	2.73%	2.16%	2.01%
Return on average total assets (2)	1.0%	0.8%	0.3%
Return on average shareholders’ funds (3)	14.1%	10.4%	2.9%
Equity to assets ratio (4)	7.1%	7.4%	6.8%
(1)Represents net interest income as a percentage of average total assets.
(2)Represents profit as a percentage of average total assets.
(3)Represents profit for the year as a percentage of average shareholders’ funds for the year.
(4)Represents average total equity (net assets) over average total assets.
EQUITY
Total equity
As of December 31, 2022, total equity amounted to €50,615 million, a 3.8% increase compared to the €48,760 million recorded as of December 31, 2021, mainly as a result of the increase in shareholders’ funds, partially offset by the decrease in non-controlling interest.
Shareholders’ funds
As of December 31, 2022, shareholders’ funds amounted to €64,422 million, a 6.7% increase compared to the €60,383 million recorded as of December 31, 2021, primary due to the annual increase in profit and the effects of the VTB, which resulted in an increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%), partially offset by the execution of the share buyback program and the distribution of dividends.

Accumulated other comprehensive income (loss)
As of December 31, 2022, the accumulated other comprehensive loss amounted to €17,432 million, a 5.8% increase compared to the €16,476 million loss recorded as of December 31, 2021, mainly as a result of the impact of the application of IAS 29 and IAS 21 to Group companies located in Turkey. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for additional information.
Non-controlling interest
As of December 31, 2022, non-controlling interest amounted to €3,624 million, a 25.3% decrease compared to €4,853 million recorded as of December 31, 2021, primary due to the effects of the VTB, which resulted in an increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%), partially offset by the impact of the application of IAS 29 and IAS 21 to Group companies located in Turkey. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for additional information.
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
See also “Item 3. Key Information—Risk Factors—Business Risks—The Group faces increasing competition and is exposed to a changing business model”.
Another significant trend in the market is consolidation. Following the 2008 global financial crisis, a number of banks disappeared or were absorbed by other banks. In the wake of the COVID-19 crisis a number of mergers and acquisitions may take place between financial entities in the regions where the Group operates, as recently seen in Spain.
Additional information on certain market dynamics affecting the three main countries where we operate is provided below.
Spain
The commercial banking sector in Spain has undergone significant consolidation since the 2008 global financial crisis. Following the merger of Caixabank and Bankia in 2021, Caixabank is the largest bank in Spain in terms of total assets. In addition, the merger between Unicaja and Liberbank, completed in June 2021, created the sixth largest bank in terms of loans in Spain as of December 2022. Caixabank and Banco Santander are BBVA’s main competitors in the Spanish market. The aggregate market share in terms of loans of the five largest banks in Spain was 77% as of December 2022.
We face strong competition in all of our principal areas of operations. After the protracted period of low interest rates, which adversely impacted interest income, the sharp rise in official and market interest rates in 2022 has resulted in a more benign pricing environment for banks. However, Spanish banks have been generally cautious in increasing borrowing rates in order not to prompt any surge in default rates. Such approach and the fact that Spain has a mature credit market contribute to the fierce competitive environment in the Spanish banking system. In particular, in recent years, competition has been acutely intense in the credit market for lending to SMEs, where new credit interest rates fell from a weighted average of 5.5% between January 2012 and May 2014 to around 2.1% in 2021. Although interest rates on new loans to SMEs had increased to approximately 4.2% as of November 2022, spreads have shrunk as a result of the sharp rise in the reference rates. Following the outbreak of the COVID-19 crisis in the first quarter of 2020, public support measures were introduced in Spain, particularly in the form of public guarantees (ICO loans) on new loans to corporates and SMEs, and deferrals and payment holidays on certain loans. In total, ICO loans amounted to €140.6 billion, €107.1 billion of which had a public guarantee. This resulted in a temporary decrease in competition in the SME loans segment. However, competition levels have picked up since the program ended in June 2022. More broadly, the finalization of COVID-19 related public relief measures may result in the deterioration of the credit quality of certain borrowers, especially SMEs, which may result in higher loan-loss provisions by banks, particularly in the context of rising interest rates. Regarding the mortgage segment, the pandemic triggered changes in household preferences (larger houses, outside space, second houses) driving an increase in the demand for mortgages. As a result, after the long period of de-leveraging that preceded the pandemic, the portfolio of mortgages in Spain grew by 1.1% in 2021, though such growth had decelerated to 0.2% year-on-year as of November 2022, and there is increased competition in this segment.
In the aftermath of the 2008 global financial crisis, the necessity for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment depressed remuneration on deposits, there has been an effective interest rate floor of zero on deposit rates, which never entered negative territory. We expect that competition among Spanish entities will lead to higher deposit rates, especially term deposit rates, as interest rates rise. Former Spanish savings banks and money market mutual funds provide strong competition for savings deposits and, in the case of savings banks, for other retail banking services. Credit cooperatives, which are principally active in rural areas where they provide savings and loan services and other related services such as the financing of agricultural machinery and supplies, also provide competition. The entry of “fintech companies” and online banks into the Spanish market for financial services has further increased competition, particularly in payment services. Insurance companies and other financial service firms also compete for customer funds. Former savings banks, insurance companies and other financial service firms are expanding the services they offer to consumers in Spain, that have traditionally been the domain of commercial banks. We face competition from other commercial banks, former savings banks and, to a lesser extent, credit cooperatives across all types of loans and deposits.
In Spain and in Europe, changes in banking regulation could have a significant potential impact on competition in the near future. The EU Directive on Investment Services permits all brokerage houses authorized to operate in other member states of the European Union to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Certain initiatives have also been implemented in order to facilitate the creation of a Pan-European financial market, such as the Single Euro Payments Area, which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the European Union, and MiFID, complemented with the introduction of MiFID II in January 2018, which aims to create a European framework for investment services. In addition, further steps have been taken towards achieving a banking and capital markets union in Europe. The ECB assumed responsibility as the unique supervisor of the Eurozone banking sector in November 2014, responsible for the supervision of over 100 entities (including BBVA). Moreover, the foundations of a single resolution mechanism were laid with, among others, the appointment of the SRB and the adoption of the Bail-in Tool. For additional information, see “―Business Overview―Supervision and Regulation”.
Mexico
As of December 31, 2022, the Mexican banking sector comprised 50 institutions, with no new entrants, failures or mergers during the year.
A year subsequent to announcing its intention to sell its retail business, CitiBanamex, the third largest bank of the system, is entering the final stages of its sales process. As of December 2022, two groups of bidders remained in the process as certain of the remaining banks (Santander, Banorte, Inbursa and Banco Azteca) withdrew their offers.
The first group of bidders is led by Banco Mifel (a small domestic bank with 0.82% of the total assets of banks in Mexico, led by the Head of the Mexican Banking Association) and joined by Blackrock (the world’s biggest fund manager by assets) and the U.S. private equity giant Apollo Global Management, among other investors. The second group of bidders is led by German Larrea, a Mexican mining executive, who is said to be backed by Carlos Slim and former CitiBanamex officials.

According to CitiBanamex CEO’s remarks in December 2022, Citi would announce results of the sale in the first quarter of 2023, but indicated that an IPO on the Mexican stock exchange had not been ruled out. The sale of CitiBanamex is not expected to affect the stability of the sector as a whole, and might contribute to increased competitiveness once the relevant integration process is completed.
The seven largest banks of the system (the “G7 group”, that comprises BBVA Mexico, Santander, CitiBanamex, Banorte, HSBC, Scotia Bank and Inbursa) held 77.0% of the total assets of banks in Mexico as of December 31, 2022, an increase from 76.8% in December 2021. BBVA Mexico, the largest bank in the system, and Santander maintained their share in total assets (22.0% and 14.7% as of December 31, 2022), while Banamex increased its market share from 11.2 to 11.9%.
Regarding credit balances, the G7 group market share diminished slightly from 81.1% to 80.9%, but BBVA Mexico increased its participation in total credit balances from 23.6% to 24.3%. The G7 bank that gained the largest credit share was Banorte (from 9.9 to 14.3%). The meager recovery of credit activity observed in 2022 of other intermediaries may provide banks with further opportunities to capture new clients.
As for deposits, the G7 group market share declined (from 79.4% to 78.5%), with five of the G7 banks losing share (BBVA Mexico’s fell from 23.0% to 22.5%). In the short-term, we expect funding costs to increase, as a result of increases in interest rates and as households deplete liquid resources accumulated throughout the pandemic. The foregoing may, in turn, trigger competition to attract savings.
Regulatory activity throughout 2022 moved on from pandemic remedial measures which had previously taken up much of the authorities’ attention, and resulted in several adjustments and additions to the applicable framework. Perhaps the most significant had to do with the changes to the Interbank Electronic Payment System (“SPEI”) by BANXICO on March 2023. This amendment allows indirect participants and their clients access to said payment system in order to carry out electronic transfer of funds and CoDi (BANXICO’s instant payments system) operations (which had trouble taking off and which activity levels remain well below Brazil’s PiX). We expect changes to SPEI to bring more competition and increase the value propositions of non-bank financial actors, particularly those created under the Fintech Law (e-money institutions) and Sofomes (non-bank banks), which hitherto could not access the system.
Further, the modification of the recovery plan rules undertaken by the CNBV on September 2, 2022 requires banks to provide greater detail on their organizational changes, business links, the definition of roles and responsibilities with regards to recovery planning, internal and external communication strategies and minimum quantitative requirements, among others. The CNBV also adjusted, in June 2022, capital requirements for securitizations and introduced an external-ratings based capital framework which substituted the pre-existing standard approach. In addition, on May 13, 2022, its provisioning rules, specifically the parameters used in determining LGD (loss arising in the event of default) on the internal-ratings based approach for the commercial portfolio, moved from fixed percentages for senior unsecured positions and subordinated positions (until then with fixed values of 45% and 75%, respectively) to a more granular scheme based on the months elapsed since the classification of the relevant position in Stage 3.
In April 2022, BANXICO issued its rules for holding syndicated auctions of government securities in domestic currency, aligned with environmental, social and corporate governance (ESG) criteria.
On December 29, CONDUSEF, the financial ombudsman, issued a two-page standardized template for banks’ and regulated Sofomes’ credit card statements, which will be effective as of October 2024. It aims to aid cardholders in better understanding charges, improve decision-making, increase transparency and reduce over-indebtedness.
Turkey
In Turkey, where we operate through Garanti BBVA, the three public deposit banks that operate in the country accounted for 39% of the total loans of financial institutions as of December 31, 2022, whereas private deposit banks (including Garanti BBVA) accounted for 47% (one point lower year-on-year as public banks’ share in the credit market increased throughout 2022). Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 14% of the total.
Interest rates were cut several times in the last quarter of 2021, which resulted in a sharp depreciation of the Turkish lira (76% in 2021) and a substantial increase in the inflation rate, which rose to 36.1% in 2021. The policy of reducing interest rates continued in 2022 as the inflation rate continued to increase, reaching a peak of 85.5% in October in such year, before reaching 64.3% at year-end.

In December 2021, the Turkish authorities announced several measures to protect Turkish lira (TL) deposits from the exchange rate volatility designed to boost confidence in the currency, promote the conversion of foreign currency deposits and participation funds into TL and prevent further dollarization of deposits. More specifically, a two-pillar mechanism to incentivize TL deposits was announced: first, to encourage resident households and firms to convert their foreign currency deposits and gold into TL term deposits, the Central Bank (CBRT) will directly compensate for any foreign exchange and gold price movements affecting bank accounts. Second, the Turkish Treasury will compensate resident households for the exchange rate impact on TL term deposits and the related income will not be subject to withholding tax. Such measures enabled the Turkish authorities to increase TL deposit inflows strongly throughout 2022, which contributed to the decline of the dollarization ratio from 64% in 2021 to 47% by the end of 2022.
Due to new regulations targeting credit to specific sectors, private banks grew in SME lending whereas public banks grew in the larger firm loan segment mainly in the second half of 2022. Consumer loans consisted mainly of general purpose loans and credit card loans. We believe that the additional credit guarantee fund scheme which entered into force, will likely enable banks to continue to boost credit, particularly in the form of SME loans. Furthermore, stricter regulations on the proportion of TL deposits have caused an increase in competition for deposits, resulting in increases in interest rates paid for deposits.
The CBRT recently published its Monetary Policy and Liraization Strategy for 2023 in which it underlined its commitment to continue pursuing higher TL deposit share obligations and higher exposure to Government securities for both the central bank and commercial banks. The CBRT expects the share of TL-denominated fixed-income and long-term securities in bank assets to reach 5% in 2023, and gradually climb to 10% in the short-to-medium term. The CBRT has set the liraization target for deposits to 60% for the first half of 2023. We expect the current policy framework of macro-prudential measures and restrictive financial regulations will be maintained through the date of the presidential elections in June 2023. Thereafter, regardless of the results of the elections, we anticipate there will be a gradual interest rate hike and a step-by-step reversal of the prevailing policies.
G. Cybersecurity and Fraud Management
BBVA’s Corporate Security Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls regarding the security of the Group’s global infrastructures, digital channels and payment methods with a holistic and threat intelligence-led approach.
BBVA’s security strategy resides on four fundamental pillars: cybersecurity, data protection, physical security and security in business processes and fraud management. A program has been designed for each of these pillars, with the aim to reduce the risks identified in the developed taxonomy. These programs, which consider security industry best practices established by internationally accepted security standards, are periodically reviewed to evaluate the progress and the effective impact on the mitigation of the risks the Group is exposed to.
During 2022, within the framework of the implementation of the security strategy, security measures have been reinforced with the aim to ensure an adequate protection of BBVA’s information and the assets supporting business processes. The implementation of these measures has been carried out with a global perspective and an integral approach (considering not only technological aspects but also aspects related to the Group’s staff, processes and security governance).
Measures adopted in 2022 included measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management, (ii) ensure compliance of the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective.
The main initiatives which have been or are being implemented globally or in certain countries to improve BBVA’s security and client protection are the following:
•Use of facial biometrics for the remote and online onboarding of new clients, ensuring compliance with the legal requirements applicable.
•Use of biometrics for the completion of transactions through the BBVA app, with the aim of improving user experience and avoiding SIM duplication and smishing attacks.
•Reinforcement of the security measures implemented in business processes with a high risk of fraud, such as the implementation of dynamic Card Verification Value (CVV) for e-commerce purchases with Aqua cards in most of the countries where the BBVA Group operates.
•Enhancement of behavioral biometrics and malware protection to improve analytical capabilities and fraud detection capabilities in mobile channels.

•Use of advanced analytics models to protect BBVA’s clients’ funds.
•Enhancement of the information provided to clients in the BBVA app to make them aware of the main risks they are exposed to, so that they can prevent or act against possible threats.
These new initiatives, as well as the implementation of strong customer authentication methods in e-commerce, the possibility to activate and shutdown cards from the BBVA app, the customized early warnings about real-time payments or transfers and the commercialization of our Aqua card (the first card without a printed card number or CVV) seek to improve BBVA’s client protection. Our Aqua card has a dynamic CVV, which reinforces security and deters its possible fraudulent use.
Additionally, BBVA has continued carrying out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for BBVA’s employees, clients and society in general, through the BBVA app, online channels and social networks. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering detection (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, security in online purchases and how to react in case of a security incident.
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
During 2022 and 2021, the Group has detected an increase in the number of attacks, accentuated by the presence of organized crime groups specialized in the banking sector and working in a multi-country environment.
Furthermore, new risks and challenges for companies have emerged, such as related to security in teleworking, increases in attack surface, security in cloud services and management of risks related to third parties. Since the COVID-19 pandemic cybercriminals have increased the scope of social engineering attacks through email, SMS, instant messaging systems and social networks.
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
Security in Business Processes and Fraud
Cybersecurity efforts are frequently undertaken in close coordination with our fraud prevention efforts and there are considerable interactions and synergies between the relevant teams. As part of the efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, the Fraud Management Working Group oversees the evolution of all external and internal fraud types in all countries where the Group operates. Its functions include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact thereof on the Group’s business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.
BBVA maintains cybersecurity and fraud insurance policies in respect of each of its subsidiaries. These insurance policies are subject to certain loss limits, deductions and exclusions. We can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies.
Security Governance
With the aim of guaranteeing the effective implementation of the Group’s security strategy, BBVA has established a security governance model. Among the bodies composing this governance model, there are Committees and working groups responsible for the approval and supervision of the execution of the information security strategy, in matters such as corporate security, information security and protection and fraud management. One of the main elements of this security governance model is the Technology and Cybersecurity Commission, attended by BBVA’s Chairman and certain members of BBVA’s Board of Directors. This Commission is responsible for the oversight of the Group’s technological strategy and cybersecurity strategy and allows the Board of Directors to be informed of the main technological risks to which the Group is exposed, as well as current cybersecurity and technology trends and any relevant security event that can affect the BBVA Group.
Regarding business continuity, during 2022 and 2021 BBVA has included “resilience” as an integral part of its holistic approach. This change reflects the evolution from a model mainly oriented to guarantee the continuous provision of products and services in situations with high impact and low probability to a model where the organization has the ability to absorb and adapt to situations with an operative impact due to disruptions of different nature (such as pandemics, cyber incidents, natural disasters or technological failures). This transition has involved an intense activity of the Resilience Office that, together with the Group’s Crisis Management Committees and Continuity Committees has had a relevant role in the management of the crisis caused by the COVID-19 pandemic.
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
BBVA has a leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and it is the majority shareholder in Garanti BBVA, Turkey’s largest bank in terms of market capitalization. On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.”. Until the completion of the USA Sale in June 2021, BBVA also had leading franchises in the Sunbelt Region of the United States (see “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).

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
Critical Accounting Policies
The Consolidated Financial Statements as of and for the years ended December 31, 2022, 2021 and 2020 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2022, 2021 and 2020, and its results of operations and consolidated cash flows for the years ended December 31, 2022, 2021 and 2020. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to our Consolidated Financial Statements.
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
•The fair value of certain financial assets and liabilities, including financial assets measured at fair value classified as Level 2 and classified as Level 3, respectively.
•The recoverability of deferred tax assets.
Although these estimates were made on the basis of the best information available as of December 31, 2022, 2021 and 2020, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards), which revisions would be carried out prospectively in coming years. Any such changes would be recorded prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
Further, the greater macroeconomic and geopolitical uncertainties have resulted in greater complexity in developing reliable estimates and applying judgment. During 2022 there have been no other significant changes in the estimates made as of December 31, 2021 and 2020, with the exception of those indicated in the Consolidated Financial Statements.
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
See Note 2.3 to our Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2022.

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
–Stage 3 – impaired
When there is objective evidence that the instrument is credit-impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated, as in Stage 2, as the expected credit loss during the entire life of the asset.
When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.
See also “Presentation of Financial Information—Changes in Accounting Policies—New definition of default” for information on the new definition of credit-impaired asset (Stage 3) used by the Group since 2021.
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
The results from each of these tests on the dates mentioned were as follows:
As of December 31, 2022, as a result of the CGUs assessment, the Group concluded there is no evidence of indicators of impairment that requires recognizing significant impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.
As of December 31, 2021, as a result of the CGUs assessment, the Group concluded there was no evidence of indicators of impairment that required recognizing significant impairment losses in any of the CGUs where goodwill that the Group had recognized in the consolidated balance sheet was allocated.

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
Mexico CGU
Most of the Group’s goodwill balance corresponds to the CGU in Mexico. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next four years. As of December 31, 2022, the Group used a growth rate of 6.3% (5.7% as of December 31, 2021 and December 31, 2020) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Mexico, expected inflation and the potential growth of the banking sector in Mexico. The rate used to discount cash flows is the cost of capital assigned to the CGU, 12.7% as of December 31, 2022 (14.5% as of December 31, 2021 and 15.3% as of December 31, 2020).
As of December 31, 2022, if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by 7% and 8%, respectively (5% and 5%, respectively, as of December 31, 2021). If, as of December 31, 2022, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased 5% and 5%, respectively (3% and 3%, respectively, as of December 31, 2021).
Turkey CGU
As a result of the designation of Turkey as a hyperinflationary economy in the first half of 2022 and the application of IAS 29 and IAS 21, the Group determined that the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021 and, thus, goodwill corresponding to the Turkey CGU was derecognized and other intangible assets assigned to the Turkish CGU were written off. See Note 2.2.19 to our Consolidated Financial Statements.
Prior to such derecognition, the Group carried out impairment tests using the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2021, the Group used a growth rate of 7.0% (the same rate was considered as of December 31, 2020) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Turkey and expected inflation in Turkey. The rate used to discount cash flows is the cost of capital assigned to the CGU, 27.7% as of December 31, 2021 (21.0% as of December 31, 2020), which consists of the risk free rate plus a risk premium.
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
As of March 31, 2020, the Group used a growth rate of 3.0% to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States. The GDP growth rate was lower than the historical average nominal GDP growth rate of the United States for the past 30 years and lower than the real GDP growth rate forecasted by the IMF. The rate used to discount cash flows was the cost of capital assigned to the CGU, 10.3% as of March 31, 2020, which consisted of the risk free rate plus a risk premium.
As of March 31, 2020 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €755 million and €869 million, respectively. If, as of March 31, 2020, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €270 million and €235 million, respectively.
With the exception of the United States CGU discussed above, the recoverable amounts of all the CGUs were in excess of their carrying value as of December 31, 2022, December 31, 2021 and December 31, 2020.

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
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2022, 2021 and 2020 and as period-end exchange rates as of December 31, 2022, 2021 and 2020 according to the European Central Bank (the “ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Mexican peso	21.1889	23.9842	24.5301	20.8560	23.1438	24.4160
Turkish lira (1)		10.5067	8.0501	19.9649	15.2335	9.1131
U.S. dollar	1.0532	1.1827	1.1418	1.0666	1.1326	1.2271
Argentine peso				188.5144	116.3746	103.2543
Colombian peso	4,469.0788	4,427.3611	4,216.8126	5,130.5593	4,509.0618	4,212.0208
Peruvian sol	4.0309	4.5867	3.9923	4.0572	4.5045	4.4470
(1)With respect to 2022, income statement items have been converted at the exchange rate as of December 31, 2022. With respect to 2021, income statement items have been converted at the average exchange rates for the period.
During 2022, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro in average terms compared with the average exchange rates in the prior year. On the other hand, the Colombian peso depreciated against the euro in average terms compared with the prior year. In terms of period-end exchange rates, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro. On the other hand, the Turkish lira, the Argentine peso and the Colombian peso depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement and balance sheet.
During 2021, foreign exchange markets were affected by the COVID-19 pandemic, which generally had an adverse impact on currencies of emerging economies. The Turkish lira, the U.S. dollar, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro in average terms compared with average exchange rates in the prior year. On the other hand, the Mexican peso appreciated against the euro in average terms. In terms of period-end exchange rates, the Turkish lira, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro. On the other hand, the Mexican peso and the U.S. dollar appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and balance sheet.
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
On November 15, 2021, BBVA announced a voluntary takeover bid (VTB) addressed to the holders of the 2,106,300,000 shares6 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application of VTB to the supervisor of the securities markets in Turkey (CMB) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million7 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction has resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.2.19 to our Consolidated Financial Statements). An amount of €3,609 million has been recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18) is 85.97%.
Designation of Turkey as a Hyperinflationary Economy
Since the first half of 2022, the Turkish economy is considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial reporting in hyperinflationary economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey8. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our Consolidated Financial Statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21. The net result derived from the application of IAS 29 and IAS 21 in Turkey for the year ended December 31, 2022 amounts to a loss of €2,711 million, of which €1,793 million is attributed to the parent company of the Group. This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €2,323 million and is recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,490 million, given that, under IAS 29, these types of bonds are considered protective assets. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 and IAS 21 to hyperinflationary economies.
The first application of IAS 29 in the Turkish subsidiaries led to an increase in equity of €130 million as of January 1, 2022, and is mainly the result of the revaluation of tangible assets and inflation-linked bonds.
Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.
On June 15, 2022, BBVA completed the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A., a real estate vehicle, from Merlin Properties for an amount of €1,988 million. The transaction resulted in a €201 million loss (net of taxes) which has been recognized under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense) of the BBVA Group and in the line item “Profit / (loss) from discontinued operations, net and Other” of the Spain operating segment (see Note 17 to our Consolidated Financial Statements).
6 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
7 Using the effective exchange rate of 16.14 Turkish lira per euro.
8 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. In addition to the significant macroeconomic problems triggered by the COVID-19 pandemic, the global economy is currently facing a number of extraordinary challenges. Russia’s invasion of Ukraine has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of oil and gas, in particular in Spain and Turkey, and other commodities and further disrupting supply chains) and lower growth. The European Union, the United States and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. For additional information on the deteriorating economic environment, see “—Operating Environment”.
During the year ended December 31, 2022, the Group’s business has been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have contributed to positive increases in net interest income, offset in part by the rise in funding costs (in particular, in Mexico, South America and Spain). Increases in interest rates could adversely affect the Group in future periods by reducing the demand for credit, limiting its ability to generate credit for its clients and leading to an increase in the default rate of its counterparties or restructuring of its debt, which could cause the Group significant losses.
Further, the Group’s results of operations have been affected by the record-high inflation in all countries in which BBVA operates, especially Turkey and South America. In particular, the Turkish economy been considered hyperinflationary since the first half of 2022. See “—Designation of Turkey as a Hyperinflationary Economy”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the year ended December 31, 2022. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group during the year ended December 31, 2022. Further, there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations in Turkey. The Central Bank of Turkey has strengthened its macroprudential policy toolkit and revised the reserve requirement regulation. With this new regulation, reserve requirements, which used to apply to the liability side of balance sheets, also applies to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey”.
The COVID-19 pandemic
The COVID-19 pandemic has adversely affected the world economy, and economic activity and conditions in the countries in which the Group operates.
The impact of the COVID-19 pandemic on the Group’s results generally improved with the progressive lessening of restrictions and the reopening of its branches since the first half of 2021 and, in particular, had a greater impact on the Group’s results for the years ended December 31, 2020 and 2021, than on the Group’s results for the year ended December 31, 2022.
With the outbreak of the pandemic, the Group experienced a decline in its activity. Further, the COVID-19 pandemic and the ensuing deterioration of economic conditions led to an increase in loan losses from both companies and individuals, which was slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantee and direct aid measures. Among other challenges, the countries in which the Group operates have had to deal with supply disruptions and increasing inflationary pressures.
The Group has been and may continue to be affected by the measures or recommendations adopted by regulatory authorities in the banking sector as a result of the COVID-19 pandemic, including but not limited to, the variations in the modification of prudential requirements, restrictions on the distribution of dividends, changes to the terms of payment deferral measures for bank customers (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement (as defined below) to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments), the implementation of credit programs supported by public guarantees for corporates, SMEs and self-employed individuals, changes in reference interest rates, as well as changes in the financial asset purchase programs and the availability of ECB funding.
For additional information on the measures adopted by the Group and the measures or recommendations adopted by regulatory authorities in the banking sector as a result of the COVID-19 pandemic, see “—Measures adopted in light of the COVID-19 pandemic” and “—Pronouncements of regulatory bodies and supervisors regarding COVID-19” below.

Measures adopted in light of the COVID-19 pandemic
Since the beginning of the pandemic, the Group offered payment deferrals to its customers in all geographical areas in which it operates. These measures were driven both by government-led initiatives (typically reflected in local laws and regulation) and non-legally-imposed initiatives (based on sectorial or individual schemes), aimed at mitigating the effects of COVID-19. Generally, the payment of principal and/or interest has been deferred without there being lease modifications in accordance with IFRS 16 (see “Presentation of Financial Information—Changes in Accounting Policies—IFRS 16 –Leases – COVID-19 modifications”) and these deferrals were given for a period of less than one year to customers in all categories. The measures and recommendations adopted by regulatory authorities in the banking sector impacted the calculation of expected credit risk losses under IFRS 9 of the BBVA Group in 2020, by considering the economic situation caused by the COVID-19 pandemic as transitory. Further, the Group has granted loans to corporates, SMEs and self-employed individuals with government guarantees under State guarantee programs adopted as a result of COVID-19. See Note 7.2 to the Consolidated Financial Statements for information on the amount of loans with payment deferrals (both existing/unexpired and completed/expired) under EBA standards and those with financing granted with public guarantees at a Group level, as well as the number of customers which have benefited from such measures.
Deferrals support schemes (in terms of new deferrals) have expired in all geographical areas. Measures related to new government-guaranteed loans remained in force in Spain and Peru in 2022, and new government-guaranteed financing was also granted in Turkey, Colombia and Argentina. In addition, in Spain, Royal Decree-Law 19/2022, of November 22, was published, introducing a set of measures to reinforce the protection of vulnerable mortgage debtors, given the rise in interest rates and inflation. Among others, the Royal Decree-Law introduces a new Code of Good Practices on a transitional basis for the restructuring of the mortgage debt of middle-class mortgagors at risk due to rising interest rates and adopts other measures to make subrogation easier for any consumer, or to convert variable rate loans to fixed rate, as well as to encourage competition in the mortgage loan market. BBVA has adhered to the new Code of Good Practices with effect from January 1, 2023.
Further, in accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017 by means of a Relevant Information filing with the CNMV, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35. On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing its recommendation of July 2020, and recommending that significant credit institutions (which would include the Group) exercise extreme prudence when deciding on or paying out dividends or carrying out share buy-backs aimed at remunerating shareholders. On July 23, 2021, the ECB issued recommendation 2021/31 repealing recommendation ECB/2020/62 as from September 30, 2021. Recommendation ECB/2021/31 establishes that the ECB will assess banks’ capital, dividend distribution and share buybacks plans on an individual basis in the context of the normal supervisory cycle, and repeals any further restrictions on dividends and share buybacks contained in recommendation ECB/2020/62. For additional information, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.
Pronouncements of regulatory bodies and supervisors regarding COVID-19
With the aim of mitigating the impact of COVID-19, various European and international bodies made pronouncements to be taken into account in the implementation of the accounting and prudential frameworks applicable to financial institutions. The Group has taken these pronouncements into consideration when preparing its Consolidated Financial Statements. In particular, the ECB and the EBA adopted relief measures regarding asset quality deterioration and non-performing loans. Further, Regulation (EU) 2020/873 of the European Parliament and of the Council of June 24, amending the CRR, as regards certain adjustments in response to the COVID-19 pandemic (the “CRR Quick Fix”), contained a number of adjustments to the CRR to facilitate lending by banks as a response to the COVID-19 crisis, which has impacted the calculation of the leverage ratio of the BBVA Group by including the effect of the temporary exemption of certain positions with central banks provided for in the CRR-Quick fix.

Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect a maximum of 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). Ultimately, by the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA. The cost of the process amounted to a €994 million expense before taxes for the year ended December 31, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which was recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Profit / (loss) from discontinued operations, net and Other” of the Corporate Center. See Note 24 to our Consolidated Financial Statements.
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
The results obtained by BBVA USA Bancshares, Inc. were consolidated in the Group’s results during the first five months of 2021, until completion of the USA Sale on June 1, 2021, and for all of 2020 under “Profit / (loss) from discontinued operations, net”. The accounting for both the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and the gain on sale at closing of the transaction resulted in a cumulative profit net of taxes of €280 million in the year ended December 31, 2021, which was recorded under the heading “Profit / (loss) from discontinued operations, net”, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded) ratio of approximately 294 basis points as of December 31, 2021. See Notes 3 and 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”.
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
The global economy has slowed down throughout 2022, in an environment marked by strong inflationary pressures, an aggressive tightening of monetary conditions, the negative impact of the war in Ukraine and lower growth in China.
Despite the moderation trend, economic growth has exhibited a certain resilience and has generally been higher than expected by most analysts due to previously accumulated savings, the normalization of activity following the restrictions and disruptions generated by the COVID-19 pandemic, as well as the dynamism of the labor markets, which have contributed, in particular, to the positive performance of private consumption and the services sector.
Inflation has remained at high levels in 2022. However, after surging upwards for most of the year, it has begun to moderate in recent months, in line with the slowdown in aggregate demand, the recent moderation of energy prices and the process of normalization of global supply chains. In annual terms, inflation reached 6.5% in the United States and 9.2% in the Eurozone at the end of the year.
In this context of still high inflationary pressures, central banks have continued to tighten monetary conditions. In the United States, the Federal Reserve (the “Fed”) has increased reference interest rates to 4.5% in December (425 basis points higher than the level at the beginning of 2022) and has maintained in place the program to sell assets and reduce the size of its balance sheet. It has also indicated that interest rates will continue to be adjusted upwards in the coming months. In the Eurozone, the ECB has raised interest rates for its refinancing operations to 2.5% in December (250 basis points higher than the level at the beginning of 2022), it has tightened the conditions of its TLTROs (targeted longer-term refinancing operations), which provide financing to credit institutions, and has indicated that it could soon launch an asset selling program. Further increases were announced by the Fed (0.25 basis points) and the ECB (0.5 basis points) on February 1 and February 2, 2023, respectively, and further adjustments are expected to be announced in the coming months.
In a highly uncertain environment, the baseline scenario of BBVA Research considers that the global economy will continue to slow down in the near future, with possible episodes of recession in the Eurozone and the United States. This expected slowdown in growth would be mainly attributable to the significant tightening of monetary conditions (official interest rates are expected to reach around 5.0% in the United States and 3.75% in the Eurozone in the coming months, and to remain unchanged until, at least, the end of 2023) and still high inflation, which, however, will likely slow down progressively.
According to BBVA Research, after increasing by 6.3% in 2021 and around 3.3% in 2022, global GDP will grow by just 2.3% in 2023. In the United States, growth is estimated to have dropped to 1.9% in 2022 and is expected to be around 0.5% in 2023, when the strong monetary adjustment could generate a mild recession. In the Eurozone, slight drops in GDP are likely in the coming quarters, mainly due to the disruptions created by the war in Ukraine, including high gas prices. Annual growth in the region is expected to be around 3.2% in 2022 and -0.1% in 2023. In China, after having grown 3.0% in 2022, GDP growth is expected to reach 5.0% in 2023, but the increase in infections following the recent easing of COVID-19 policies and the financial tensions caused by the imbalances in real estate markets could trigger lower-than-expected economic growth.
The risks around this baseline scenario are significant. In particular, a greater persistence of inflation could unleash even more severe rises in interest rates, and therefore a deeper and more generalized recession, as well as financial volatility.

In Spain, despite the war in Ukraine and the ongoing tightening monetary conditions, economic activity has continued to exhibit dynamism in the second half of 2022, while inflation has recently shown signs of slowing down, in line with lower prices of energy. According to BBVA Research, GDP increased by an estimated 5.5% in 2022, more than one decimal point above the previous forecast. The increases in interest rates by the ECB, the disruptions in the gas market and the global and European slowdown will likely cause an economic moderation and GDP in 2023 is expected to grow around 1.4%, 0.4 percentage points less than previously expected by BBVA Research. Inflation, which closed the year at 5.7% after exceeding the 10.0% threshold in the middle of the year, is expected to moderate to around 3.5% on average in 2023, still above the 2% ECB target.
In Mexico, based on the available data, economic growth has surprised to the upside in the second half of 2022, keeping the relative dynamism observed in the first half of the year. GDP growth for the year was an estimated 3.0%, according to BBVA Research (one percentage point above the previous forecast). Likewise, the prospects for moderation for 2023 remain in place: GDP is expected to expand by 0.6% in 2023 (one percentage point less than the previous forecast). Economic growth is expected to slow down as a result of the expected slowdown in the United States, high inflation, which after closing 2022 at 7.8% could average around 5.1% in 2023, and high official interest rates, which could soon reach 10.75%.
In Turkey, economic activity has lost dynamism in the second half of the year, after surging upwards in the first half of the year, in an environment marked by increasing fiscal and monetary stimuli. According to BBVA Research, GDP grew by an estimated 5.5% in 2022, half a percentage point more than forecasted six months ago. Still, the relative strength of demand, the high commodity prices, as well as the strong depreciation of the Turkish lira in a context of negative interest rates in real terms (even more so after the recent interest rate cuts announced by the central bank) have contributed to keeping inflation at particularly high levels (64.3% in December). According to BBVA Research estimates, growth could moderate to 3.0% in 2023, reducing, to a certain extent, the high pressures on inflation and external accounts. However, the economic environment is highly unstable, given the combination of high inflation, very negative real interest rates, economic policy uncertainty, pressure on the Turkish lira, high external financing needs and the current global and regional context.
In Argentina, despite the less favorable global context and the local environment marked by the difficulty in addressing the current macroeconomic distortions and meeting the objectives established in the loan agreement reached in March with the International Monetary Fund, economic activity has shown some dynamism in 2022. The available data suggests, according to BBVA Research, that GDP grew by close to 5.0% in 2022, 2.5 percentage points more than previously expected. However, the global environment, high inflation (94.8% in December and, foreseeably, around 99% in 2023, on average), financial volatility, uncertainty about the evolution of economic policy and the limited margin to adopt new stimulus measures support expectations of a slight contraction in GDP in 2023.
In Colombia, economic activity, in general, and domestic demand, in particular, have shown greater dynamism than expected in recent months; as a result, growth in 2022 is estimated to be 8.0%, above BBVA Research’s previous forecast of 6.8%. High inflation (13.1% in December) has contributed to the Banco de la República raising interest rates to 12.0% in December. In this context, and taking into account financial volatility and uncertainty about economic policy, BBVA Research estimates that interest rates will rise further in the short term, reaching around 13.0%, inflation is expected to remain relatively high in 2023 (11.7%, on average) and growth is expected to slow significantly to around 0.7% in 2023 (more than one percentage point below the forecast in June of 2022).
In Peru, against a backdrop of political instability, which could have a negative impact on economic activity, recent indicators suggest that GDP is estimated to have grown around 2.7% in 2022, seven decimal points above BBVA Research’s previous forecast. Uncertainty about future policies, high inflation and interest rates and the global economic slowdown are expected to weigh negatively on growth going forward. BBVA Research expects growth to be around 2.5% in 2023, three decimal points below the value expected six months ago. Inflation will likely remain high in 2023 (around 6.4%, on average), while official interest rates are expected to converge to around 8.0% in the coming months.

BBVA Group results of operations for 2022 compared to 2021
The table below shows the Group’s consolidated income statements for 2022 and 2021.

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Interest and other income	31,432	23,015	36.6
Interest expense	(12,279)	(8,329)	47.4
Net interest income	19,153	14,686	30.4
Dividend income	123	176	(29.8)
Share of profit or loss of entities accounted for using the equity method	21	1	n.m. (1)
Fee and commission income	8,261	6,997	18.1
Fee and commission expense	(2,907)	(2,232)	30.3
Net gains (losses) on financial assets and liabilities (2)	663	1,027	(35.4)
Exchange differences, net	1,275	883	44.4
Other operating income	528	661	(20.2)
Other operating expense	(3,438)	(2,041)	68.5
Income on insurance and reinsurance contracts	3,103	2,593	19.7
Expense on insurance and reinsurance contracts	(1,892)	(1,685)	12.3
Gross income	24,890	21,066	18.2
Administration costs	(9,432)	(8,296)	13.7
Personnel expense	(5,612)	(5,046)	11.2
Other administrative expense	(3,820)	(3,249)	17.6
Depreciation and amortization	(1,328)	(1,234)	7.6
Net margin before provisions (3)	14,130	11,536	22.5
Provisions or reversal of provisions and other results	(291)	(1,018)	(71.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,379)	(3,034)	11.4
Impairment or reversal of impairment on non-financial assets	(27)	(221)	(87.7)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	31	24	28.1
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(108)	(40)	167.2
Operating profit / (loss) before tax	10,356	7,247	42.9
Tax expense or income related to profit or loss from continuing operations	(3,529)	(1,909)	84.9
Profit / (loss) from continuing operations	6,827	5,338	27.9
Profit / (loss) from discontinued operations, net	—	280	n.m. (1)
Profit / (loss)	6,827	5,618	21.5
Profit / (loss) attributable to parent company	6,420	4,653	38.0
Profit / (loss) attributable to non-controlling interests	407	965	(57.8)
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

The changes in our consolidated income statements for the years ended December 31, 2022 and 2021 were as follows:
Net interest income
The following table summarizes net interest income for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Interest and other income	31,432	23,015	36.6
Interest expense	(12,279)	(8,329)	47.4
Net interest income	19,153	14,686	30.4
Net interest income for the year ended December 31, 2022 amounted to €19,153 million, a 30.4% increase compared with the €14,686 million recorded for the year ended December 31, 2021, as interest and other income increased by 36.6% due mainly to the increase in yields and volumes (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”) of corporate loans and retail loans, partially offset by an increase in interest expense of 47.4%, mainly driven by higher overall funding costs. The positive income generated by the funds obtained from drawdowns of the ECB’s TLTRO III facilities was recorded under interest and other income, while the borrowing costs of the drawdowns of the TLTRO III facilities were recorded under interest expense. By region, the increase in net interest income was the result of increases in net interest income in the main non-euro countries where the BBVA Group operates (as described below). At constant exchange rates, net interest income increased by 35.8%. The following factors, set out by region, were the main contributors to the 30.4% increase in net interest income:
•Mexico: there was a 43.6% increase mainly as a result of the higher contribution from our loan portfolio, in particular, the corporate and retail portfolios, which has increased both in terms of volume and yield, supported by the appreciation of the Mexican peso against the euro and, with respect to the yield, a higher interest rate environment, partially offset by higher funding costs as a result of the increase in interest rates.
•South America: there was a 44.7% increase mainly as a result of increases in the yield of the wholesale loan portfolio and in the volume of the consumer loan portfolio in Colombia, higher retail loan volume in Peru and, to a lesser extent, the increase in the volume and yield of retail loans and sovereign debt securities in Argentina, within an overall high interest rate environment, partially offset by higher funding costs and the depreciation of the Argentine peso.
•Turkey: there was an 11.0% increase mainly as a result of the higher yield and volume of Turkish lira-denominated loans to enterprises and credit card loans and the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT, partially offset by the depreciation of the Turkish lira against the euro.
•Spain: there was an 8.0% increase mainly as a result of the higher yield and volume of the corporate and SMEs loan portfolios, supported by the higher interest rate environment, partially offset by higher funding costs.
Dividend income
Dividend income for the year ended December 31, 2022 amounted to €123 million, a 29.8% decrease compared with the €176 million recorded for the year ended December 31, 2021, mainly as a result of lower dividend income in Spain, particularly in connection with the non-trading portfolio.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2022 amounted to income of €21 million, compared with the income of €1 million recorded for the year ended December 31, 2021.

Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Bills receivables	26	23	14.4
Demand accounts	424	425	(0.3)
Credit and debit cards and POS	3,499	2,628	33.1
Checks	162	136	18.8
Transfers and other payment orders	812	664	22.2
Insurance product commissions	261	215	21.3
Loan commitments given	259	234	10.9
Other commitments and financial guarantees given	420	364	15.5
Asset management	1,228	1,250	(1.7)
Securities fees	266	267	(0.7)
Custody securities	193	169	14.4
Other fees and commissions	711	622	14.2
Fee and commission income	8,261	6,997	18.1
Fee and commission income increased by 18.1% to €8,261 million for the year ended December 31, 2022 from the €6,997 million recorded for the year ended December 31, 2021, primarily due to the increased volume of transactions in the main countries where the BBVA Group operates, in particular, credit cards in Mexico and South America, the higher banking and payment systems fees, in particular, in Mexico, Argentina and Peru, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso.
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2022 and 2021 is as follows:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Demand accounts	5	5	5.3
Credit and debit cards	1,884	1,427	32.0
Transfers and other payment orders	133	120	10.8
Commissions for selling insurance	70	51	38.6
Custody securities	92	55	66.8
Other fees and commissions	723	574	26.1
Fee and commission expense	2,907	2,232	30.3
Fee and commission expense increased by 30.3% to €2,907 million for the year ended December 31, 2022 from the €2,232 million recorded for the year ended December 31, 2021, primarily due to the increased volume of transactions in the main countries where the BBVA Group operates, in particular, credit cards, the higher banking and payment systems fees in Mexico and South America and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities decreased by 35.4% to €663 million for the year ended December 31, 2022 compared to the net gain of €1,027 million recorded for the year ended December 31, 2021, mainly due to the negative impact of changes in exchange rates on certain foreign currency positions, the lower contribution from the industrial and financial portfolios managed by the Corporate Center as part of the centralized Group functions, and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the positive performance of the Global Markets unit in Turkey, South America, Mexico and Spain, supported by the high-volatility environment.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	64	134	(52.1)
Financial assets at fair value through other comprehensive income	58	109	(46.1)
Financial assets at amortized cost	8	27	(69.8)
Other financial assets and liabilities	(3)	(2)	21.6
Gains (losses) on financial assets and liabilities held for trading, net	562	341	64.5
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(67)	432	n.m. (1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150	335	(55.2)
Gains (losses) from hedge accounting, net	(45)	(214)	(79.0)
Net gains (losses) on financial assets and liabilities	663	1,027	(35.4)
(1)Not meaningful.
Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased by 52.1% to €64 million in the year ended December 31, 2022 from €134 million in the year ended December 31, 2021, mainly due to the lower contribution from the industrial and financial portfolios managed by the Corporate Center as part of the centralized Group functions, the decrease in gains associated with interest-bearing securities in Spain and the depreciation of the Turkish lira and the Argentine peso against the euro.
Gains on financial assets and liabilities held for trading increased by 64.5%, to €562 million in the year ended December 31, 2022 from €341 million in the year ended December 31, 2021, mainly as a result of higher sales in the Global Markets unit in Turkey, South America, Mexico and Spain, supported by the high-volatility environment.
Losses on non-trading financial assets mandatorily at fair value through profit or loss were €67 million in the year ended December 31, 2022, compared with the €432 million gain in the year ended December 31, 2021, primarily due to the lower gains related to the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim in Spain (pursuant to which the Spanish Deposit Guarantee Fund of Credit Institutions agreed to assume 80% of the losses related to certain assets of Unnim during a period of 10 years following the completion of BBVA’s acquisition of Unnim) and the depreciation of the Turkish lira and the Argentine peso against the euro.
Gains on financial assets and liabilities designated at fair value through profit or loss decreased by 55.2% to €150 million in the year ended December 31, 2022 from €335 million in the year ended December 31, 2021, mainly as a result of decreased gains from loans to the Turkish government and its agencies.
Losses from hedge accounting decreased by 79.0% to €45 million in the year ended December 31, 2022 from a €214 million loss in the year ended December 31, 2021, as a result of less negative changes in the fair value of hedged items (attributable to the hedged risk).
Exchange differences, net
Exchange differences increased by 44.4% to a €1,275 million gain for the year ended December 31, 2022 from a €883 million gain for the year ended December 31, 2021, mainly as a result of the positive impact of changes in exchange rates on certain foreign currency positions.
Other operating income and expense, net
Other operating income for the year ended December 31, 2022 decreased by 20.2% to €528 million compared with the €661 million recorded for the year ended December 31, 2021, mainly as a result of the lower sales from non-financial services related to real estate and the depreciation of the Turkish lira and the Argentine peso, partially offset by the appreciation of the Mexican peso against the euro.

Other operating expense for the year ended December 31, 2022 amounted to €3,438 million, a 68.5% increase compared with the €2,041 million recorded for the year ended December 31, 2021, mainly driven by the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey amounting to €2,323 million (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”) and, to a lesser extent, the greater contributions made to the ECB’s Single Resolution Fund in Spain, higher contributions to the relevant Deposit Guarantee Funds as a result of the increase in the volume of deposits in Spain and in Mexico (in local currency), the appreciation of the Mexican peso against the euro and the higher adjustment for hyperinflation in Argentina, offset in part by the positive impact of the revaluation of the bonds linked to inflation in Turkey, for a gross amount of €1,490 million, and the depreciation of the Turkish lira and the Argentine peso against the euro.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2022 was €3,103 million, a 19.7% increase compared with the €2,593 million of income recorded for the year ended December 31, 2021, mainly due to the increase in insurance premiums in Mexico as a result of higher insurance sales, and the positive performance of insurance-savings products in Spain (through BBVA Seguros).
Expense on insurance and reinsurance contracts for the year ended December 31, 2022 was €1,892 million, a 12.3% increase compared with the €1,685 million expense recorded for the year ended December 31, 2021, mainly as a result of the higher insurance premiums paid in Mexico, mainly driven by the increase in the volume of insurance sales.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2022 amounted to €9,432 million, a 13.7% increase compared with the €8,296 million recorded for the year ended December 31, 2021, mainly as a result of the higher personnel expenses and certain general expenses related to technology and marketing in Mexico and Argentina (affected by inflation). The increase was partially offset by the decrease in personnel expenses in Spain due to the collective layoff procedure launched by Banco Bilbao Vizcaya Argentaria, S.A. in 2021 and the depreciation of the Turkish lira and the Argentine peso. At a constant exchange rate, there was a 16.5% period-on-period increase.
The table below provides a breakdown of personnel expense for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,317	3,933	9.8
Social security costs	710	668	6.3
Defined contribution plan expense	87	71	21.9
Defined benefit plan expense	43	49	(11.6)
Other personnel expense	454	325	39.8
Personnel expense	5,612	5,046	11.2
The table below provides a breakdown of other administrative expense for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,394	1,176	18.6
Communications	195	175	11.3
Advertising	282	207	36.3
Property, fixtures and materials	440	380	15.9
Taxes other than income tax	370	347	6.7
Surveillance and cash courier services	214	179	19.2
Other expense	925	786	17.7
Other administrative expense	3,820	3,249	17.6

Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022 was €1,328 million, a 7.6% increase compared with the €1,234 million recorded for the year ended December 31, 2021, mainly due to the increases in the depreciation expense in Mexico as a result of the appreciation of the Mexican peso against the euro and the increase in the depreciation expense related to offices for own use in Mexico and to IT equipment in Mexico and, to a lesser extent, increases in the depreciation expense related to offices for own use in Turkey, offset in part by the depreciation of the Turkish lira.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results for the year ended December 31, 2022 amounted to an expense of €291 million, a 71.4% decrease compared with the €1,018 million expense recorded for the year ended December 31, 2021. Provisions or reversal of provisions and other results for the year ended December 31, 2021 included the cost recorded in connection with the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which resulted in a provision amounting to €754 million which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other”. See “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2022 was an expense of €3,379 million, an 11.4% increase compared with the €3,034 million expense recorded for the year ended December 31, 2021, mainly due to an overall increase in lending activity and additional credit impairment requirements in the debt securities portfolio and the loans to individuals portfolio in the main geographies where the BBVA Group operates, mainly driven by the deteriorating macroeconomic environment, which is facing a downward revision of growth expectations in an inflationary environment where there has been a generalized increase in energy commodity prices and interest rates. Such increase was partially offset by the depreciation of the Turkish lira against the euro.
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	76	17	n.m. (1)
Financial assets at amortized cost	3,303	3,017	9.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3,379	3,034	11.4
(1)Not meaningful.
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2022 amounted to an expense of €27 million, an 87.7% decrease compared with the €221 million expense recorded for the year ended December 31, 2021. Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2021 was mainly affected by the impairment recognized due to the closing of rented offices pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other”. See “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2022 amounted to €31 million, a 28.1% increase compared with the €24 million gain recorded for the year ended December 31, 2021.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2022 amounted to €108 million, compared with the €40 million loss recorded for the year ended December 31, 2021, and relate mainly to the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022, which resulted in the recognition of a €134 million loss in this line item. For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” and Note 17 to our Consolidated Financial Statements. The period-on-period loss increase was partially offset by higher gains from real estate sales.
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2021 included the cost recorded in connection with the closing of offices for own use and the decommission of facilities, pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other”. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the year ended December 31, 2022 amounted to €10,356 million, a 42.9% increase compared with the €7,247 million operating profit before tax recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the year ended December 31, 2022 amounted to €3,529 million, an 84.9% increase compared with the €1,909 million expense recorded for the year ended December 31, 2021, mainly due to the higher operating profit before tax, in particular in Mexico and, to a lesser extent, in Spain and South America, and the €67 million tax expense resulting from the transaction with Merlin Properties (see Note 17 to our Consolidated Financial Statements). Such tax expense was the result of the inclusion of Tree Inversiones Inmobiliarias, SOCIMI, S.A. in BBVA’s tax group and consolidation group, which resulted, among others, in limitations to the tax deductibility of impairments relating to the newly acquired branches (which were previously rented by the Group). Further, the applicable tax rate in Colombia increased to 38% for the year ended December 31, 2022 from 34% for the year ended December 31, 2021. The increase in tax expense for the year ended December 31, 2022 was partially offset by the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”). In addition, the current tax regulation in Turkey does not foresee a correction in order to reduce tax expense upon the existence of a loss linked to the net monetary position. Tax expense amounted to 34.1% of operating profit before tax for the year ended December 31, 2022 and 26.3% for the year ended December 31, 2021.

Profit / (loss) from discontinued operations, net
Profit from discontinued operations for the year ended December 31, 2022 was nil compared with the €280 million profit recorded for the year ended December 31, 2021. Profit from discontinued operations for the year ended December 31, 2021 was attributable to the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and gains generated by the USA Sale. See “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”, “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” and Note 21 to our Consolidated Financial Statements.
Profit / (loss)
As a result of the foregoing, profit for the year ended December 31, 2022 amounted to €6,827 million, a 21.5% increase compared with the €5,618 million recorded for the year ended December 31, 2021.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2022 amounted to €6,420 million, a 38.0% increase compared with the €4,653 million recorded for the year ended December 31, 2021.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the year ended December 31, 2022 amounted to €407 million, a 57.8% decrease compared with the €965 million profit attributable to non-controlling interests recorded for the year ended December 31, 2021, mainly as a result of the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”).

BBVA Group results of operations for 2021 compared to 2020
The table below shows the Group’s consolidated income statements for 2021 and 2020.

	Year ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Interest and other income	23,015	22,389	2.8
Interest expense	(8,329)	(7,797)	6.8
Net interest income	14,686	14,592	0.6
Dividend income	176	137	27.9
Share of profit or loss of entities accounted for using the equity method	1	(39)	n.m. (1)
Fee and commission income	6,997	5,980	17.0
Fee and commission expense	(2,232)	(1,857)	20.2
Net gains (losses) on financial assets and liabilities (2)	1,027	1,187	(13.5)
Exchange differences, net	883	359	145.8
Other operating income	661	492	34.3
Other operating expense	(2,041)	(1,662)	22.8
Income on insurance and reinsurance contracts	2,593	2,497	3.9
Expense on insurance and reinsurance contracts	(1,685)	(1,520)	10.8
Gross income	21,066	20,166	4.5
Administration costs	(8,296)	(7,799)	6.4
Personnel expense	(5,046)	(4,695)	7.5
Other administrative expense	(3,249)	(3,105)	4.7
Depreciation and amortization	(1,234)	(1,288)	(4.2)
Net margin before provisions (3)	11,536	11,079	4.1
Provisions or reversal of provisions and other results	(1,018)	(746)	36.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,034)	(5,179)	(41.4)
Impairment or reversal of impairment on non-financial assets	(221)	(153)	44.7
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	24	(197)	n.m. (1)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(40)	444	n.m. (1)
Operating profit / (loss) before tax	7,247	5,248	38.1
Tax expense or income related to profit or loss from continuing operations	(1,909)	(1,459)	30.9
Profit / (loss) from continuing operations	5,338	3,789	40.9
Profit / (loss) from discontinued operations, net	280	(1,729)	n.m. (1)
Profit / (loss)	5,618	2,060	172.7
Profit / (loss) attributable to parent company	4,653	1,305	256.6
Profit / (loss) attributable to non-controlling interests	965	756	27.7
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

Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Bills receivables	23	27	(16.2)
Demand accounts	425	322	32.0
Credit and debit cards and POS	2,628	2,089	25.8
Checks	136	136	0.2
Transfers and other payment orders	664	555	19.7
Insurance product commissions	215	159	35.7
Loan commitments given	234	185	26.3
Other commitments and financial guarantees given	364	349	4.1
Asset management	1,250	1,100	13.6
Securities fees	267	367	(27.2)
Custody securities	169	135	25.0
Other fees and commissions	622	556	11.9
Fee and commission income	6,997	5,980	17.0
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

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2021 was an expense of €3,034 million, a 41.4% decrease compared with the €5,179 million expense recorded for the year ended December 31, 2020, mainly due to (i) lower credit impairment requirements in the main countries where the BBVA Group operates; (ii) higher recoveries and limited additions to credit-impaired assets (Stage 3) supported by recoveries throughout the year; (iii) improvement of the macroeconomic scenario in 2021; and (iv) to a lesser extent, the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) against the euro. The year ended December 31, 2020 was adversely impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, while the non-performing loan ratio and the related coverage ratio were positively affected by the temporary deferrals and other relief measures adopted to address the effects of the COVID-19 pandemic.
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
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2021 amounted to an expense of €221 million, a 44.7% increase compared with the €153 million expense recorded for the year ended December 31, 2020, mainly as a result of the impairment recognized due to the closing of rented offices pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which has been recognized in the Corporate Center under line item “Provisions or reversal of provisions and other results”. See “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements.
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
Profit / (loss) from discontinued operations, net
Profit from discontinued operations for the year ended December 31, 2021 amounted to €280 million compared with the €1,729 million loss recorded for the year ended December 31, 2020. Profit from discontinued operations for the year ended December 31, 2020 was adversely impacted by the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item. In addition, the change was also attributable to the gain on sale of the companies included within the scope of the USA Sale at its closing on June 1, 2021.
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
The tables set forth below show the income statement of our operating segments and Corporate Center for the years indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group. The “Adjustments” column in the tables for such years shows the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria. In particular:
•in 2022, such differences correspond mainly to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”). In this section, information relating to the Spain operating segment for the year ended December 31, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense);
•in 2021, such differences correspond to the provision recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €754 million (see “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements), the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €221 million expense for the year ended December 31, 2021, and the losses on derecognition of non-financial assets and subsidiaries and from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations amounting to €18 million. In particular, information relating to our Corporate Center for 2021 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”; and
•in 2020, such differences relate to the treatment of the net capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A., which amounted to €304 million, net of taxes (see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2020”). In particular, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such net capital gain was recorded under “Profit / (loss) from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.
During the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. In addition, a team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business area to other business areas. The impact of these intra-group adjustments was not material and segment figures as of December 31, 2021 and 2020 and for the years then ended have not been revised to reflect the new allocation criteria.
For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.

	For the year ended December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	3,784	8,378	2,631	4,137	332	(109)	—	19,153
Net fees and commissions	2,156	1,621	587	778	243	(31)	—	5,353
Net gains (losses) on financial assets and liabilities and Exchange differences, net (2)	396	439	741	447	208	(294)	—	1,938
Other operating income and expense, net (3)	(191)	400	(774)	(1,102)	7	105	—	(1,555)
Gross income	6,145	10,839	3,185	4,261	790	(329)	—	24,890
Administration costs	(2,516)	(3,035)	(938)	(1,806)	(491)	(647)	—	(9,432)
Depreciation and amortization	(404)	(398)	(129)	(170)	(23)	(206)	—	(1,328)
Net margin before provisions (4)	3,226	7,406	2,119	2,284	276	(1,181)	—	14,130
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(522)	(1,693)	(387)	(762)	(13)	(2)	—	(3,379)
Provisions or reversal of provisions and other results	(78)	(24)	(88)	(94)	14	8	(134)	(395)
Operating profit / (loss) before tax	2,625	5,690	1,644	1,429	277	(1,175)	(134)	10,356
Tax expense or income related to profit or loss from continuing operations	(743)	(1,507)	(1,105)	(345)	(37)	277	(67)	(3,529)
Profit / (loss) from continuing operations	1,882	4,182	538	1,083	240	(898)	(201)	6,827
Profit / (loss) from discontinued operations, net and Other	(201)	—	—	—	—	—	201	—
Profit / (loss)	1,681	4,182	538	1,083	240	(898)	—	6,827
Profit / (loss) attributable to non-controlling interests	(3)	(1)	(29)	(349)	—	(25)	—	(407)
Profit / (loss) attributable to parent company	1,678	4,182	509	734	240	(922)	—	6,420
(1)Corresponds mainly to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”). In this section, information relating to the Spain operating segment for the year ended December 31, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, which is included in “Provisions or reversal of provisions and other results” in the table above (€134 million loss), and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense).
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

Results of Operations by Operating Segment for 2022 Compared with 2021
SPAIN

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	3,784	3,502	8.0
Net fees and commissions	2,156	2,189	(1.5)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	396	343	15.4
Other operating income and expense, net	(569)	(467)	22.0
Income and expense on insurance and reinsurance contracts	378	357	5.8
Gross income	6,145	5,925	3.7
Administration costs	(2,516)	(2,599)	(3.2)
Depreciation and amortization	(404)	(431)	(6.3)
Net margin before provisions (2)	3,226	2,895	11.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(522)	(503)	3.9
Provisions or reversal of provisions and other results	(78)	(270)	(71.2)
Operating profit / (loss) before tax	2,625	2,122	23.7
Tax expense or income related to profit or loss from continuing operations	(743)	(538)	38.0
Profit from continuing operations	1,882	1,584	18.9
Profit / (loss) from discontinued operations, net and Other	(201)	—	n.m. (3)
Profit	1,681	1,584	6.1
Profit attributable to non-controlling interests	(3)	(2)	38.3
Profit attributable to parent company	1,678	1,581	6.1
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
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €3,784 million, an 8.0% increase compared with the €3,502 million recorded for the year ended December 31, 2021, mainly as a result of the higher yield and volume of the corporate and SMEs loan portfolios, supported by the higher interest rate environment, partially offset by higher funding costs. The net interest margin over total average assets of this operating segment amounted to 0.90% for the year ended December 31, 2022, compared with 0.88% for the year ended December 31, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €2,156 million, a 1.5% decrease compared with the €2,189 million recorded for the year ended December 31, 2021.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2022 was a net gain of €396 million, a 15.4% increase compared with the €343 million net gain recorded for the year ended December 31, 2021, mainly as a result of the positive performance of the Global Markets unit, partially offset by the lower gains related to the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim.
Other operating income and expense, net
Other net operating expense of this operating segment for the year ended December 31, 2022 amounted to €569 million, a 22.0% increase compared with the €467 million expense recorded for the year ended December 31, 2021, mainly due to the greater contributions made to the ECB’s Single Resolution Fund and to the Deposit Guarantee Fund of Credit Institutions, as a result of the period-on-period increase in deposits, partially offset by an increase in income from non-financial services transactions (including real estate services).

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €378 million, a 5.8% increase compared with the €357 million recorded for the year ended December 31, 2021, mainly as a result of increased insurance activity and the positive performance of insurance-savings products in Spain (through BBVA Seguros).
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 amounted to €2,516 million, a 3.2% decrease compared with the €2,599 million recorded for the year ended December 31, 2021, mainly as a result of the lower personnel expenses following the completion of the collective layoff procedure, which resulted in the departure of 2,899 employees.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022 was €404 million, a 6.3% decrease compared with the €431 million recorded for the year ended December 31, 2021.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2022 amounted to a €522 million expense, a 3.9% increase compared with the €503 million expense recorded for the year ended December 31, 2021, mainly due to the increase in credit impairments in the debt securities portfolio, partially offset by the decrease in credit impairments in the wholesale loan portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2022 were a €78 million expense, a 71.2% decrease compared with the €270 million expense recorded for the year ended December 31, 2021, mainly due to increased gains from real estate sales and the decrease in provisions for various purposes, including the update of provisions for pensions and other employee benefit commitments.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €2,625 million, a 23.7% increase compared with the €2,122 million profit recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €743 million, a 38.0% increase compared with the €538 million expense recorded for the year ended December 31, 2021, as a result of the higher operating profit recorded for the year ended December 31, 2022. The effective tax rate increased to 28.3% for the year ended December 31, 2022 from 25.4% for the year ended December 31, 2021.
Profit / (loss) from discontinued operations, net and Other
Loss from discontinued operations, net and Other of this operating segment for the year ended December 31, 2022 amounted to €201 million compared with the nil recorded for the year ended December 31, 2021. Loss from discontinued operations, net and Other for the year ended December 31, 2022 include the loss recorded in connection with the transaction with Merlin Properties (see Note 17 to our Consolidated Financial Statements).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €1,678 million, a 6.1% increase compared with the €1,581 million profit recorded for the year ended December 31, 2021.

MEXICO

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	8,378	5,836	43.6
Net fees and commissions	1,621	1,211	33.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	439	366	19.9
Other operating income and expense, net	(297)	(218)	36.4
Income and expense on insurance and reinsurance contracts	697	407	71.1
Gross income	10,839	7,603	42.6
Administration costs	(3,035)	(2,333)	30.1
Depreciation and amortization	(398)	(326)	22.0
Net margin before provisions (2)	7,406	4,944	49.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,693)	(1,440)	17.5
Provisions or reversal of provisions and other results	(24)	24	n.m. (3)
Operating profit / (loss) before tax	5,690	3,528	61.3
Tax expense or income related to profit or loss from continuing operations	(1,507)	(960)	57.0
Profit	4,182	2,568	62.9
Profit attributable to non-controlling interests	(1)	—	60.7
Profit attributable to parent company	4,182	2,568	62.9
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
(3)Not meaningful.
In the year ended December 31, 2022, the Mexican peso appreciated 13.2% against the euro in average terms compared with the year ended December 31, 2021, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2022 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €8,378 million, a 43.6% increase compared with the €5,836 million recorded for the year ended December 31, 2021, mainly as a result of the higher contribution from our loan portfolio, in particular, the corporate and retail portfolios, which has increased both in terms of volume and yield, supported by the appreciation of the Mexican peso against the euro and, with respect to the yield, a higher interest rate environment, partially offset by higher funding costs as a result of the increase in interest rates. At a constant exchange rate, there was a 26.8% increase. The net interest margin over total average assets of this operating segment amounted to 6.07% for the year ended December 31, 2022, compared with 5.18% for the year ended December 31, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €1,621 million, a 33.9% increase compared with the €1,211 million recorded for the year ended December 31, 2021, mainly due to the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was an 18.3% year-on-year increase.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2022 were €439 million, a 19.9% increase compared with the €366 million gain recorded for the year ended December 31, 2021, mainly as a result of increased sales in the Global Markets unit in Mexico, supported by increased volatility, and the appreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2022 was a net expense of €297 million, a 36.4% increase compared with the €218 million net expense recorded for the year ended December 31, 2021, mainly as a result of higher contributions made to the Deposit Guarantee Fund, as a result of increases in the volume of deposits, and the appreciation of the Mexican peso against the euro.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €697 million, a 71.1% increase compared with the €407 million net income recorded for the year ended December 31, 2021, due mainly to the increase in insurance premiums, as a result of higher insurance sales, a lower claim ratio and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 were €3,035 million, a 30.1% increase compared with the €2,333 million recorded for the year ended December 31, 2021, mainly as a result of the appreciation of the Mexican peso against the euro and the higher personnel expenses and certain general expenses related to technology and marketing (affected by inflation). At a constant exchange rate, administration costs increased by 14.9%.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022 was €398 million, a 22.0% increase compared with the €326 million recorded for the year ended December 31, 2021, mainly due to the increases in the depreciation expense in Mexico as a result of the appreciation of the Mexican peso against the euro and the increase in the depreciation expense related to offices for own use in Mexico and to IT equipment. At a constant exchange rate, depreciation and amortization increased by 7.8%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2022 was a €1,693 million expense, a 17.5% increase compared with the €1,440 million expense recorded for the year ended December 31, 2021, mainly due to the appreciation of the Mexican peso against the euro and increased lending activity in the wholesale and retail loan portfolios, partially offset by lower Stage 3 entries in the wholesale loan portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2022 were a €24 million expense compared with the €24 million income recorded for the year ended December 31, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €5,690 million, a 61.3% increase compared with the €3,528 million of operating profit before tax recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €1,507 million, a 57.0% increase compared with the €960 million expense recorded for the year ended December 31, 2021, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 26.5% of operating profit before tax for the year ended December 31, 2022 and 27.2% for the year ended December 31, 2021.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €4,182 million, a 62.9% increase compared with the €2,568 million recorded for the year ended December 31, 2021.

TURKEY

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	2,631	2,370	11.0
Net fees and commissions	587	564	4.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	741	413	79.4
Other operating income and expense, net	(823)	25	n.m. (2)
Income and expense on insurance and reinsurance contracts	49	50	(0.3)
Gross income	3,185	3,422	(6.9)
Administration costs	(938)	(890)	5.4
Depreciation and amortization	(129)	(118)	8.6
Net margin before provisions (3)	2,119	2,414	(12.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(387)	(494)	(21.8)
Provisions or reversal of provisions and other results	(88)	33	n.m. (2)
Operating profit / (loss) before tax	1,644	1,953	(15.8)
Tax expense or income related to profit or loss from continuing operations	(1,105)	(455)	142.8
Profit	538	1,498	(64.0)
Profit attributable to non-controlling interests	(29)	(758)	(96.2)
Profit attributable to parent company	509	740	(31.1)
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
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022 —Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.” and “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”.
The Turkish lira to euro exchange rate as of December 31, 2022 (which was used to convert income statement items for the year ended December 31, 2022) depreciated compared to the average exchange rate for the year ended December 31, 2021 (which was used to convert income statement items for the year ended December 31, 2021) (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”), negatively affecting the results of operations of the Turkey operating segment for the year ended December 31, 2022 expressed in euros.
Since the first half of 2022, the Turkish economy is considered to be hyperinflationary as defined by IAS 29. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €2,631 million, an 11.0% increase compared with the €2,370 million recorded for the year ended December 31, 2021, as a result mainly of the higher yield and volume of Turkish lira-denominated loans to enterprises and credit card loans and the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT, partially offset by the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 110.9% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 4.18% for the year ended December 31, 2022, compared with 4.01% for the year ended December 31, 2021.

Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €587 million, a 4.0% increase compared with the €564 million recorded for the year ended December 31, 2021, mainly as a result of the increase in brokerage and payment systems fees, partially offset by the depreciation of the Turkish lira against the euro.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2022 amounted to €741 million, a 79.4% increase compared with the €413 million gain recorded for the year ended December 31, 2021, mainly due to the positive performance of the Global Markets unit in a volatile environment, offset in part by the depreciation of the Turkish lira.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2022 was a €823 million expense compared with the €25 million income recorded for the year ended December 31, 2021, mainly due to the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey amounting to €2,323 million (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition— Designation of Turkey as a Hyperinflationary Economy”), partially offset by the positive impact of the higher volume and revaluation of bonds linked to inflation, for a gross amount of €1,490 million.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €49 million, a 0.3% decrease compared with the €50 million income recorded for the year ended December 31, 2021, mainly as a result of the depreciation of the Turkish lira, offset by an increase in insurance premiums as a result of higher insurance sales.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 amounted to €938 million, a 5.4% increase compared with the €890 million recorded for the year ended December 31, 2021, mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate and salary updates, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 100.3%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022 was €129 million, an 8.6% increase compared with the €118 million recorded for the year ended December 31, 2021, mainly as a result of increases in the depreciation expense related to offices for own use in Turkey, as a result of higher additions of right-of-use assets, offset in part by the depreciation of the Turkish lira.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2022 was a €387 million expense, a 21.8% decrease compared with the €494 million expense recorded for the year ended December 31, 2021, as a result of the depreciation of the Turkish lira against the euro, partially offset by an increase in the collective expected losses related to loans to individuals and an increase in credit impairments in the debt securities portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2022 were a €88 million expense compared with the €33 million income recorded for the year ended December 31, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €1,644 million, a 15.8% decrease compared with the €1,953 million recorded for the year ended December 31, 2021. At a constant exchange rate, operating profit increased by 60.0%.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €1,105 million, compared with the €455 million expense recorded for the year ended December 31, 2021, as a result of the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”). In addition, current tax regulation in Turkey does not foresee a correction in order to reduce tax expense upon the existence of a loss linked to the net monetary position. Therefore, the effective tax rate amounted to 67.2% of operating profit before tax for the year ended December 31, 2022 and 23.3% for the year ended December 31, 2021. The applicable tax rate remained at 25% in 2022 and 2021.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2022 amounted to €29 million, a 96.2% decrease compared with the €758 million recorded for the year ended December 31, 2021, as a result mainly of the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”) and, to a lesser extent, the decrease in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €509 million, a 31.1% decrease compared with the €740 million recorded for the year ended December 31, 2021.

SOUTH AMERICA

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	4,137	2,859	44.7
Net fees and commissions	778	589	32.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	447	324	37.7
Other operating income and expense, net	(1,181)	(690)	71.2
Income and expense on insurance and reinsurance contracts	79	79	0.2
Gross income	4,261	3,162	34.8
Administration costs	(1,806)	(1,356)	33.2
Depreciation and amortization	(170)	(145)	17.3
Net margin before provisions (2)	2,284	1,661	37.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(762)	(622)	22.4
Provisions or reversal of provisions and other results	(94)	(77)	21.8
Operating profit / (loss) before tax	1,429	961	48.6
Tax expense or income related to profit or loss from continuing operations	(345)	(287)	20.2
Profit	1,083	674	60.7
Profit attributable to non-controlling interests	(349)	(184)	90.1
Profit attributable to parent company	734	491	49.7
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
In the year ended December 31, 2022, the Argentine peso and the Colombian peso depreciated by 38.3% (considering the period-end exchange rates) and 0.9%, respectively, against the euro in average terms, compared with the year ended December 31, 2021. On the other hand, the Peruvian sol appreciated by 13.8% against the euro in average terms, compared with the year ended December 31, 2021. Overall, changes in exchange rates resulted in a slightly negative exchange rate effect on our consolidated income statement for the year ended December 31, 2022 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2022 and 2021, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” and Note 2.2.19 to our Consolidated Financial Statements).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €4,137 million, a 44.7% increase compared with the €2,859 million recorded for the year ended December 31, 2021, mainly as a result of increases in the yield of the wholesale loan portfolio and in the volume of the consumer loan portfolio in Colombia, higher retail loan volume in Peru and, to a lesser extent, the increase in the volume and yield of retail loans and sovereign debt securities in Argentina, within an overall high interest rate environment, partially offset by higher funding costs and the depreciation of the Argentine peso. The net interest margin over total average assets of this operating segment amounted to 6.50% for the year ended December 31, 2022, compared with 5.34% for the year ended December 31, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €778 million, a 32.2% increase compared with the €589 million recorded for the year ended December 31, 2021, mainly as a result of higher transaction volumes and the increase in payment systems-related fees in Argentina and Peru, partially offset by the depreciation of the Argentine peso.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2022 were €447 million, a 37.7% increase compared with the €324 million gain recorded for the year ended December 31, 2021, mainly due to the higher volume of, and gains generated by, trading transactions in Argentina and Colombia, partially offset by the depreciation of the Argentine peso.
Other operating income and expense, net
Other net operating expense of this operating segment for the year ended December 31, 2022 was €1,181 million, a 71.2% increase compared with the €690 million expense recorded for the year ended December 31, 2021, mainly driven by the adjustment for hyperinflation in Argentina, partially offset by the depreciation of the Argentine peso.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the years ended December 31, 2022 and 2021 was €79 million. There was an increase in income related to life insurance in Argentina, offset by the depreciation of the Argentine peso.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 amounted to €1,806 million, a 33.2% increase compared with the €1,356 million recorded for the year ended December 31, 2021, mainly as a result of increases in personnel and certain general expenses related to technology in Argentina, affected by the high inflation, partially offset by the depreciation of the Argentine peso.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022, was €170 million, a 17.3% increase compared with the €145 million recorded for the year ended December 31, 2021, mainly as a result of the investment in computer software and, to a lesser extent, offices for own use in South America.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2022 was a €762 million expense, a 22.4% increase compared with the €622 million expense recorded for the year ended December 31, 2021, mainly as a result of higher additions to Stage 3 loans in Chile, as a result of the update in the definition of credit impaired assets, and an increase in credit impairments in the debt securities portfolio in Argentina, partially offset by the depreciation of the Argentine peso.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2022 were a €94 million expense, a 21.8% increase compared with the €77 million expense recorded for the year ended December 31, 2021, attributable mainly to higher provisions for legal contingencies.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €1,429 million, a 48.6% increase compared with the €961 million recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €345 million, a 20.2% increase compared with the €287 million expense recorded for the year ended December 31, 2021, mainly as a result of the higher operating profit before tax and the increase in the applicable tax rate in Colombia, from 34% to 38%, with reductions in deferred tax liabilities. The effective tax rate amounted to 24.2% of operating profit before tax for the year ended December 31, 2022 and 29.9% for the year ended December 31, 2021.

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2022 amounted to €349 million, a 90.1% increase compared with the €184 million recorded for the year ended December 31, 2021, mainly due to the higher operating profit before tax and the higher profit attributable to non-controlling interests in Peru, amounting to €109 million.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €734 million, a 49.7% increase compared with the €491 million recorded for the year ended December 31, 2021.

REST OF BUSINESS

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	332	281	18.1
Net fees and commissions	243	248	(2.0)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	208	197	5.8
Other operating income and expense, net	2	12	(79.5)
Income and expense on insurance and reinsurance contracts	4	3	19.0
Gross income	790	741	6.5
Administration costs	(491)	(430)	14.0
Depreciation and amortization	(23)	(20)	12.6
Net margin before provisions (2)	276	291	(5.0)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(13)	27	n.m. (3)
Provisions or reversal of provisions and other results	14	(4)	n.m. (3)
Operating profit / (loss) before tax	277	314	(11.8)
Tax expense or income related to profit or loss from continuing operations	(37)	(60)	(37.9)
Profit	240	254	(5.6)
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	240	254	(5.6)
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
(3)Not meaningful.
In the year ended December 31, 2022, the U.S. dollar appreciated by 12.3% against the euro in average terms, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2021 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €332 million, an 18.1% increase compared with the €281 million recorded for the year ended December 31, 2021, mainly due to increased activity of the branches located in New York and Europe and higher yields, and, to a lesser extent, the appreciation of the U.S. dollar against the euro. The net interest margin over total average assets of this operating segment amounted to 0.73% for the year ended December 31, 2022 compared with 0.80% for the year ended December 31, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €243 million, a 2.0% decrease compared with the €248 million recorded for the year ended December 31, 2021.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2022 were €208 million, a 5.8% increase compared with the €197 million net gain recorded for the year ended December 31, 2021, mainly due to the positive impact of changes in exchange rates on foreign currency positions.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2022 was €2 million of income, a 79.5% decrease compared with the €12 million income recorded for the year ended December 31, 2021.

Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 amounted to €491 million, a 14.0% increase compared with the €430 million recorded for the year ended December 31, 2021, mainly due to higher personnel expense in the New York branch and in Europe, and the appreciation of the U.S. dollar against the euro, partially offset by lower administrations costs recorded in BBVA Securities as a result of a reduction in the number of employees.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022 was €23 million, a 12.6% increase compared with the €20 million recorded for the year ended December 31, 2021.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2022 amounted to an expense of €13 million compared with the €27 million income recorded for the year ended December 31, 2021, mainly as a result of higher impairments in the New York branch.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2022 were a €14 million income compared with the €4 million expense recorded for the year ended December 31, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €277 million, an 11.8% decrease compared with the €314 million recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €37 million, a 37.9% decrease compared with the €60 million expense recorded for the year ended December 31, 2021, mainly as a result of the lower operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €240 million, a 5.6% decrease compared with the €254 million recorded for the year ended December 31, 2021.

CORPORATE CENTER

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(109)	(163)	(33.0)
Net fees and commissions	(31)	(36)	(11.9)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(294)	266	n.m. (2)
Other operating income and expense, net	106	146	(27.5)
Income and expense on insurance and reinsurance contracts	(1)	(1)	18.1
Gross income	(329)	212	n.m. (2)
Administration costs	(647)	(687)	(5.9)
Depreciation and amortization	(206)	(194)	6.2
Net margin before provisions (3)	(1,181)	(668)	76.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2)	(2)	6.1
Provisions or reversal of provisions and other results	8	32	(73.4)
Operating profit / (loss) before tax	(1,175)	(638)	84.1
Tax expense or income related to profit or loss from continuing operations	277	94	194.3
Profit / (loss) from continuing operations	(898)	(544)	65.0
Profit / (loss) from discontinued operations, net and Other	—	(416)	n.m. (2)
Profit / (loss)	(898)	(960)	(6.5)
Profit / (loss) attributable to non-controlling interests	(25)	(20)	21.9
Profit / (loss) attributable to parent company	(922)	(980)	(5.9)
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

Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2022 was €109 million, a 33.0% decrease compared with the €163 million net expense recorded for the year ended December 31, 2021, mainly due to decreases in the cost of corporate pension funds, partially offset by the higher funding costs as a result of the increases in reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2022 amounted to a €31 million expense, an 11.9% decrease compared with the €36 million expense recorded for the year ended December 31, 2021.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and Exchange differences of the Corporate Center for the year ended December 31, 2022 were €294 million, compared with the €266 million net gains recorded for the year ended December 31, 2021, mainly as a result of the negative impact of changes in exchange rates on foreign currency positions and, to a lesser extent, the lower contribution from the industrial and financial portfolios managed by the Corporate Center as part of the centralized Group functions.
Other operating income and expense, net
Other net operating income of the Corporate Center for the year ended December 31, 2022 was €106 million, a 27.5% decrease compared with the €146 million income recorded for the year ended December 31, 2021, mainly as a result of lower dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2022 amounted to €647 million, a 5.9% decrease compared with the €687 million recorded for the year ended December 31, 2021.

Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2022 was €206 million, a 6.2% increase compared with the €194 million recorded for the year ended December 31, 2021.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2022 were an €8 million income, a 73.4% decrease compared with the €32 million income recorded for the year ended December 31, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2022 was €1,175 million, an 84.1% increase compared with the €638 million loss recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2022 amounted to €277 million, compared with the €94 million income recorded for the year ended December 31, 2021, mainly as a result of the increase in the operating loss before tax for the period and the positive adjustment for the estimation of the annual tax rate of the BBVA Group, which was a tax expense in 2021.
Profit / (loss) from discontinued operations, net and Other
Profit / (loss) from discontinued operations, net and Other for the year ended December 31, 2022 was nil compared with the €416 million loss recorded for the year ended December 31, 2021. The year ended December 31, 2021 included the cost recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €994 million before taxes (see “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements), partially offset by the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and gains generated by the USA Sale, which amounted to €280 million (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.” and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”).
Profit / (loss) attributable to parent company
As a result of the foregoing, profit / (loss) attributable to parent company of the Corporate Center for the year ended December 31, 2022 was a loss of €922 million, a 5.9% decrease compared with the €980 million loss recorded for the year ended December 31, 2021.

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

TURKEY
During each of 2021 and 2020, BBVA held a 49.85% stake in Garanti BBVA. On May 18, 2022, BBVA completed the acquisition of an additional 36.12% stake in Garanti BBVA. For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022—Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.” and “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”.

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
As of December 31, 2021 and 2020 and for the years then ended, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” and Note 2.2.19 to our Consolidated Financial Statements).
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
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations of the Corporate Center for the year ended December 31, 2021 amounted to a €416 million loss compared with the €1,424 million loss recorded for the year ended December 31, 2020. Figures for the year ended December 31, 2021 include the cost recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €994 million (see “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements) offset by the results generated by the USA Sale. See “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.” and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group”. The loss in the year ended December 31, 2020 was mainly the result of the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item. See Note 21 to our Consolidated Financial Statements.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of the Corporate Center for the year ended December 31, 2021 was a loss of €980 million, a 58.1% decrease compared with the €2,339 million loss recorded for the year ended December 31, 2020.

B. Liquidity and Capital Resources
BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding sources with borrowings from the ECB or the respective central banks of the countries where its subsidiaries are located. As of December 31, 2022, BBVA had drawn down €26,711 million under the TLTRO III (€38,692 million as of December 31, 2021).
In its monetary policy decision of October 27, 2022, the ECB decided to adjust the interest rates applicable to TLTRO III from November 23, 2022 and offer credit institutions additional voluntary early repayment dates for these operations. For additional information on this monetary policy decision, see Note 22.1 to the Consolidated Financial Statements. In December 2022, BBVA began the repayment of funds withdrawn under the TLTRO III program for an amount of €12 billion, corresponding to approximately a third of the total drawn amount. The positive income generated by the funds obtained from drawdowns of the ECB’s TLTRO III facilities was recorded under the heading of “Interest and other income – Other income” in the consolidated income statement for the year ended December 31, 2022 (see Note 37.1), while the borrowing costs of the drawdowns of the TLTRO III facilities were recorded under “Interest expense” in the consolidated income statement.
The following table shows the balances as of December 31, 2022, 2021 and 2020 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2022	2021	2020
	(In Millions of Euros)
Deposits from central banks	42,273	58,600	51,454
Deposits from credit institutions	55,859	36,010	42,006
Customer deposits	405,897	367,441	353,026
Debt certificates	58,717	59,159	66,311
Other financial liabilities	20,678	20,661	17,975
Total	583,424	541,871	530,773
Liquidity and Funding Risk Management of the BBVA Group aims, in the short term, to prevent any Group entity from having difficulties in meeting its payment commitments and from having to resort –in order to meet them– to obtaining funds on burdensome conditions and, in the medium term, to support the suitability of the Group's financial structure and its evolution, within the prevailing economic, market and regulatory conditions.
One of the key elements in BBVA's Group Liquidity and Financing Risk Management is the maintenance of large, high quality liquidity buffers in all its bank subsidiaries. Due, in part, to the Group’s decision to follow a Multiple Point of Entry strategy, in accordance with the framework for the resolution of financial entities designed by the FSB, the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity, without fund transfers or financing between either the parent company and the subsidiaries or between the different subsidiaries. This strategy aims to limit the spread of a liquidity crisis among the Group’s different areas, and supports that the cost of liquidity and financing is correctly reflected in the price formation process. As part of this strategy, the BBVA Group is organized into eight Liquidity Management Units (LMU) composed of the parent company and the bank subsidiaries in Spain, Mexico, Turkey and South America (Argentina, Colombia, Peru, Uruguay and Venezuela), plus the branches that depend on them.
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

During 2022, in an environment of greater uncertainty, characterized by increasing interest rates and the withdrawal of central banks’ monetary stimulus, liquidity conditions remained adequate in all the countries where the BBVA Group operates, with the war in Ukraine not having had a significant impact on the liquidity and funding situation of the BBVA Group units. In addition, throughout 2022, BBVA has maintained its objective of preserving the strength of the funding structure of the different Group entities by focusing on strengthening self-funding from customer funds, maintaining a buffer of fully available liquid assets, diversifying sources of funding and generating and optimizing collateral available to deal with the withdrawal of central banks’ monetary stimulus and/or stress situations in the markets. Increases in interest rates have had an adverse impact on the demand for credit and funding costs.
During 2022, 2021 and 2020, all LMU held self-funding levels deemed by the Group to be sufficient, mainly satisfied by customer deposits. The Liquidity Coverage Ratio (LCR), a liquidity buffer, at both a consolidated and individual level, was 159% as of December 31, 2022 (in excess of the required 100%) and 165% as of December 31, 2021 (in excess of the required 100%). The net stable funding ratio (NSFR) of the BBVA Group was 135% as of December 31, 2022 and 2021 (in excess of the required 100%). The NSFR ratio is the result of the division between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities.
The Group has pension commitments with its employees, which are due on retirement, death and long term disability. The Group maintains insurance contracts contracted with insurance companies owned by the Group, which use derivatives to mitigate the interest rate risk arising from such commitments. See Notes 23 and 25 to the Consolidated Financial Statements for additional information on the Group’s contractual obligations with respect to its insurance activity and the post-employment benefits of the Group, respectively. See also “Item 3. Key Information—Risk Factors—Financial Risks—The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets”.
Furthermore, the BBVA Group holds loan commitments and financial guarantees as of December 31, 2022, 2021 and 2020 which are in turn possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets. For information on loan commitments, financial guarantees and other commitments given by the Group, see Note 33 to the Consolidated Financial Statements.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. Please see Notes 51 and 7.5 to our Consolidated Financial Statements for additional information on the Group’s liquidity and capital resources.

Potential structural limitations affecting Banco Bilbao Vizcaya Argentaria, S.A.’s funding
As some of the Group’s operations are conducted through subsidiaries, Banco Bilbao Vizcaya Argentaria, S.A.’s results depend in part on the ability of its subsidiaries to generate earnings.
The Group operates in Spain, Mexico, Turkey and over 25 other countries, mainly in Europe, South America, the United States and Asia. Our banking subsidiaries around the world are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries to transfer funds to Banco Bilbao Vizcaya Argentaria, S.A. in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities.
Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to Banco Bilbao Vizcaya Argentaria, S.A. in the form of cash dividends, loans or advances, for prudence reasons or otherwise. For example, in response to the crisis caused by the COVID-19 pandemic, certain restrictions were adopted that affect the distribution and/or repatriation of dividends of some of the Group’s subsidiaries. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic”.
There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not adversely affect Banco Bilbao Vizcaya Argentaria, S.A.’s liquidity. The geographic diversification of the Group’s businesses, however, may help to limit the effect of any restrictions that could be adopted in any given country.

Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €405,897 million as of December 31, 2022 compared with €367,441 million as of December 31, 2021 (€353,026 million as of December 31, 2020), a 10.5% increase, mainly due to increases in demand deposits within the retail portfolio in Mexico and Spain, as a result of the customers’ preference to hold liquid assets in the prevailing uncertain environment and, to a lesser extent, the increase in the yield of time deposits in Argentina and to a lesser extent, in Colombia, offset, in part, by the depreciation of the currencies of some of the main non-euro countries where the BBVA Group operates (in particular, the Turkish lira and the Argentine peso).
Our customer deposits, excluding repurchase agreements, amounted to €392,337 million as of December 31, 2022 compared with €349,350 million as of December 31, 2021 (€342,862 million as of December 31, 2020).
Short-term customer deposits at amortized cost amounted to €373,282 million as of December 31, 2022, or 92.0% of our total customer deposits, an increase from 90.9% of our total customer deposits as of December 31, 2021 (see Note 22.3 to the Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020
	(In Millions of Euros)
Deposits from credit institutions	55,859	36,010	42,006
Deposits from central banks	42,273	58,600	51,454
Total	98,132	94,610	93,460
Deposits from credit institutions and central banks amounted to €98,132 million as of December 31, 2022 compared with €94,610 million as of December 31, 2021 (€93,460 million as of December 31, 2020). The increase as of December 31, 2022 compared to December 31, 2021 was mainly attributable to increases in time deposits from credit institutions in Spain in the amortized cost portfolio, as a result of the higher interest rate environment, partially offset by the decrease in deposits from central banks, driven mainly by the aforementioned partial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities. The increase as of December 31, 2021 compared to December 31, 2020 was mainly attributable to an increase in time deposits from central banks as a result of higher drawdowns under the TLTRO III facilities of the ECB.
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2022 we had €42,944 million of debt certificates, comprising €41,515 million in bonds and debentures and €1,430 million in promissory notes and other securities, compared with €40,969 million, €40,071 million and €898 million outstanding, respectively, as of December 31, 2021, and €45,304 million, €43,419 million and €1,884 million outstanding, respectively, as of December 31, 2020 (see Note 22.4 to the Consolidated Financial Statements).
In addition, we had a total of €12,509 million in subordinated debt and subordinated deposits and nil preferred securities outstanding as of December 31, 2022 compared with €14,808 million and nil, respectively, as of December 31, 2021 (€16,295 million and €194 million, respectively, as of December 31, 2020).
The following is a breakdown as of December 31, 2022 of the maturities of our debt certificates (including bonds), subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	1,793	4,144	5,690	24,051	7,267	42,944
Subordinated debt, subordinated deposits and preferred securities	—	1	40	202	2,438	9,830	12,509
Total	—	1,794	4,184	5,892	26,488	17,097	55,454

Capital
As of December 31, 2022, 2021 and 2020, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
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
For information on our SREP requirements, our consolidated capital ratios as of December 31, 2022, 2021 and 2020, our RWAs, our MREL requirements, the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A. and the impact on BBVA’s CET1 arising from certain singular effects, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation” and Note 32 to our Consolidated Financial Statements.
C. Research and Development, Patents and Licenses, etc.
In 2022, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.
The BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.
D. Trend Information
The European financial services sector is expected to remain competitive in the current challenging environment. See “Item 4. Information on the Company―Competition”. See also “Item 3. Key Information—Risk Factors—Business Risks—The Group faces increasing competition and is exposed to a changing business model”.
Trends expected to shape the sector’s profitability in the future include the following:
•higher interest rates, especially in Spain, after a protracted period of low (or even negative) interest rates. Changes in interest rates are particularly important in countries like Spain, where mortgages account for a significant proportion of credit (more than 40%) and approximately seven out of 10 mortgages are estimated to be based on floating rates. Given current and expected inflation, interest rates are expected to continue to rise in the near future. Ceteris paribus, an increase in interest rates would be favorable to the Group, as a result mainly of the revaluation of variable rate loans and the fact that deposit rates continue to be low. However, it may also lead to an increase in non-performing loans (and RWAs) and a decrease in the demand for loans, in addition to resulting in higher funding costs;
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
•the increasing tax burden in certain regions such as the temporary windfall tax applicable to credit institutions operating in Spain, the Financial Transactions Tax (which would tax the acquisitions of certain securities, negotiated in markets where the Group operates), and the Spanish FTT which came into effect in Spain in January 2021;

•the adoption of novel pro-consumer regulation and measures, such as the proposed creation of a new administrative authority in Spain, which shall resolve complaints against banks from individuals and companies, and the amendments introduced in the Code of Good Practices, easing the impact of interest rate hikes on mortgage loans agreements related to primary residences, among others (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” for additional information);
•the effects of the COVID-19 pandemic crisis and actions taken by governments in connection therewith. For a discussion on the impact of COVID-19 on the Group’s business and, more generally, economic conditions, see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” and “―Operating Results―Operating Environment”; and
•the increasing concern over ESG and climate change matters, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. For example, several of the European Union’s sustainability initiatives are expected to significantly impact asset management activities in 2023, as asset managers need to include sustainability as part of their financial advice. In addition, the ECB conducted a stress test on climate-related risks (CST) in 2022, whose output will be integrated into the annual Supervisory Review and Examination Process (“SREP”) using a qualitative approach. The test aimed to identify vulnerabilities, industry best practices and the challenges faced by banks and may result in increased regulation. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See “Item 3. Key Information—Risk Factors—Business Risks—The Group is exposed to various risks in connection with climate change”.
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
Our Board of Directors is subject to Board of Directors Regulations that reflect and implement the principles and elements of BBVA’s concept of corporate governance. These Board of Directors Regulations include standards for the internal management and operation of the Board and its committees, as well as the rights and obligations of directors in the performance of their duties.
General shareholders’ meetings are subject to their own set of regulations on issues such as how they operate and what rights shareholders have at such meetings. These establish the possibility of exercising or delegating votes over remote communication media.
Our Board of Directors has approved the annual report on corporate governance and a report on directors’ remuneration for 2022, according to the provisions established in the Spanish regulation for listed companies.
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
Pursuant to Article 1 of the Board of Directors Regulations, Bank’s directors may be executive or non-executive. Executive directors will be those who perform management duties in the Bank or any of its Group companies, irrespective of the legal relationship they have with it. All other members of the Board of Directors will hold non-executive directorships, and may be proprietary, independent or other external directors.

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
b.They receive from the Bank, or from Group companies, any amount or benefit for any item other than director’s remuneration, except for those which are not significant for such director. For the purposes of this item, neither dividends nor pension allowances received by directors relating to their previous professional or employment relations will be taken into account, provided that said allowances are unconditional in nature and, therefore, the company that provides said allowances may not suspend, modify or revoke their accrual at its discretion without breaching its obligations.
c.They are, or have been in the past three years, a partner of an external auditor or have been responsible during this time for the auditor’s report of the Company or any other company within its Group.
d.They are executive directors or senior managers of another company for which an executive director or senior manager of the Company is an external director.
e.They have, or have had over the last year, a significant business relationship with the Bank or any company within its Group, whether in their own name or as a significant shareholder, director or senior manager of a company that has, or has had, such a relationship. Business relationships include supplying goods or services, including financial services, as well as acting as an adviser or consultant.
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

They will participate in the deliberations, discussions and debates held on matters submitted for their consideration, and they should clearly express their opposition when they consider that any proposal submitted to the Bank’s corporate bodies may be contrary to the corporate interest or may harm shareholders not represented on the Board of Directors, and will be provided in advance with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies. They may ask for any additional information and advice required to perform their duties. They must devote to their duty the necessary time and effort to perform it effectively and are required to attend the meetings of the corporate bodies on which they sit, except for a justifiable reason.
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
In addition, pursuant to the provisions of Article 11 of Board of Directors Regulations, directors may not provide professional services to companies competing with the Bank or any of its Group companies, or agree to be an employee, manager or director of such companies, unless they have received express prior authorization from the Board of Directors or from the general shareholders’ meeting, as appropriate, or unless these activities had been provided or conducted before the director joined the Bank, they had posed no effective competition and they had informed the Bank of such at that time.
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
Evaluation
Article 17 of the Board of Directors Regulations indicates that the Board of Directors will assess the quality and effectiveness of the operation of the Board of Directors, as well as will assess the performance of the duties of the Chair of the Board, based in each case on the report submitted by the Appointments and Corporate Governance Committee (process which will be led by the Lead Director with respect to the Chair according to article 21 of the Board of Directors Regulations). Likewise, the Board of Directors will carry out the assessment of the operation of its committees, based on the reports submitted thereby. Furthermore, the Board of Directors will assess the performance of the Chief Executive Officer, based on the report submitted by the Appointments and Corporate Governance Committee, which will include the assessment made by the Executive Committee.
Moreover, Article 18 of the Board of Directors Regulations establishes that the Chair will organize and coordinate the periodic assessment of the Board’s performance with the chairs of the relevant committees. Pursuant to the provisions of the Board of Directors Regulations, during the assessment process conducted for 2022, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chair and the Chief Executive Officer; and (iii) the operation of the Board committees.
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

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Principal Business Activities and Employment History (*)
Carlos Torres Vila (1)(6)	1966	Chair	May 4, 2015	March 18, 2022	Chair of the Board of Directors of BBVA since December 2018. Chair of the Executive Committee and of the Technology and Cybersecurity Committee. Director at the following BBVA Group companies: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. Chief Executive Officer of BBVA from May 2015 to December 2018. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and Head of BBVA Strategy & Corporate Development from January 2009 to March 2014. He previously held positions of responsibility in other companies, such as Chief Financial Officer, Corporate Director of Strategy and member of the Executive Committee of Endesa, as well as elected partner at McKinsey & Company.

Onur Genç (1)	1974	Chief Executive Officer	December 20, 2018	March 18, 2022	Chief Executive Officer of BBVA since December 2018. Director at the following BBVA Group companies: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. President and CEO of BBVA USA and BBVA’s Country Manager in the United States from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Executive Vice President for retail and private banking at Garanti BBVA between 2012 and 2015. He has also held positions of responsibility in different McKinsey & Company offices, having been a Senior Partner and Manager of its Turkish office.

José Miguel Andrés Torrecillas (1)(2)(3)(8)	1955	Deputy Chair; Independent Director	March 13, 2015	April 20, 2021
Deputy Chair of the BBVA Board of Directors since April 2019. Chair of the Appointments and Corporate Governance Committee. Chair of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Managing Partner of the Banking Group from 1989 to 2004, General Managing Partner for Audit and Advisory Services at Ernst & Young Spain from 2001 to 2004, and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013. He has been a member of various organizations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered Accountants, Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW). He has been director of Zardoya Otis, S.A. from 2015 to 2022.

Jaime Félix Caruana Lacorte (1)(2)(5)	1952	Independent Director	March 16, 2018	April 20, 2021
Chair of the Audit Committee. Member of the Group of Thirty (G-30), Sponsor (patrono) of the Spanish Aspen Institute Foundation, President of the International Center for Monetary and Banking Studies’ (ICMB) Foundation Board and Member of the China Banking and Insurance Regulatory Commission’s (CBIRC) International Advisory Committee. General Manager of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF), between 2003 and 2006 he was Chair of the Basel Committee on Banking Supervision, and between 2000 and 2006 he was Governor of the Bank of Spain and member of the Governing Council of the European Central Bank.

Raúl Catarino Galamba de Oliveira (5)(6)(7)	1964	Independent Director	March 13, 2020	Not applicable
Lead Director of BBVA since April 2022. Independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director of José de Mello Saúde and José de Mello Capital. His career path has been mainly linked to McKinsey & Company, where he was appointed partner in 1995, Director of the global practice of financial services in 2000, Managing Partner for Spain and Portugal between 2005 and 2011, Managing Partner of Global Risk practice between 2013 and 2016, member of the Global Shareholders Council from 2005 to 2011, member of the Global Partner Election and Evaluation Committees between 2001 and 2017, member of the Remuneration Committee from 2005 to 2013 and Chair of the Global Learning Board from 2006 to 2011.

Belén Garijo López (2)(3)(4)	1960	Independent Director	March 16, 2012	April 20, 2021
Chair of the Remuneration Committee. Chair of the Executive Board and CEO of Merck Group, member of the Board of Directors of L’Oréal and, since 2011, Chair of the International Senior Executive Committee (ISEC) of PhRMA, (Pharmaceutical Research and Manufacturers of America). Previously, she has held various positions of responsibility at Abbot Laboratories (1989–1996), RhônePoulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

Connie Hedegaard Koksbang	1960	Independent Director	March 18, 2022	Not applicable
Independent director at Danfoss A/S and non-executive director at Cadeler A/S. She participates on an ongoing basis in international forums and organizations and in foundations such as her membership of the Supervisory Board at the European Climate Foundation. Chair of the OECD’s Round Table on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), Chair of the Board of Trustees at the KR Foundation, Chair of CONCITO, Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change, Chair of the Board at Aarhus University, and a member of the Sustainability Council at Volkswagen and advisor to the Board of Gazelle Wind Power. She has been non-executive director of Nordex SE from 2016 to 2022. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation.

Lourdes Máiz Carro (2)(4)	1959	Independent Director	March 14, 2014	March 13, 2020
Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016; as well as Director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infraestructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), Aldeasa and Banco Hipotecario. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) in 1992 and held various senior positions in the Public Administration, including Director of the Cabinet of the Assistant Secretary of Public Administration, Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food.

José Maldonado Ramos (1)(3)	1952	External Director	January 28, 2000	April 20, 2021
Appointed Director and General Secretary of BBVA in January 2000. Took early retirement as Bank executive in December 2009. Previously, he was Board Secretary and Director of Legal Services for
Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (Endiasa); Astilleros Españoles, S.A.; and Iberia, Líneas Aéreas de España, S.A.

Ana Cristina Peralta Moreno (2)(4)	1961	Independent Director	March 16, 2018	April 20, 2021
Independent director of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She was an independent member of the Board of Directors of Deutsche Bank SAE from 2014 to 2018 and Banco Etcheverría, S.A. from 2013 to 2014, as well as independent director at Grupo Lar Holding Residencial, S.A.U. and Senior Advisor at Oliver Wyman Financial Services. General Director of Risks and member of the Management Committee of Banco Pastor, S.A. between 2008 and 2011. Before that, she held several positions at Bankinter, including Chief Risk Officer and member of the Management Committee between 2004 and 2008.

Juan Pi Llorens (3)(5)(6)	1950	Independent Director	July 27, 2011	April 20, 2021
Chair of the Risk and Compliance Committee. Non-executive chair of the Board of Directors of Ecolumber, S.A. and non-executive director of the following Oesía Group companies: Oesía Networks, S.L., Tecnobit, S.L.U. UAV Navigation, S.L. and Inster Tecnología y Comunicaciones, S.A.U. Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM EMEA from 2005 to 2008, Vice President of Technology & Systems Group at IBM EMEA from 2008 to 2010 and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China from 2009 to 2011. He was executive President of IBM Spain between 1998 and 2001.

Ana Leonor Revenga Shanklin (5)(6)	1963	Independent Director	March 13, 2020	Not applicable
Senior Fellow at the Brookings Institution and President of the Board of Trustees at the ISEAK Foundation since 2018 and Associate Professor at the Walsh School of Foreign Service at Georgetown University from 2019 to 2021. Member of the Board of Trustees of the BBVA Microfinance Foundation and of the Advisory Council of ESADE EcPol - Center for Economic Policy and Political Economy since 2019.
She has held several positions of responsibility at the World Bank, including Senior Director Global of the Poverty and Equity Practice between 2014 and 2016 and Deputy Chief Economist in 2016 and 2017.

Susana Rodríguez Vidarte (1)(3)(5)	1955	External Director	May 28, 2002	March 13, 2020
Professor Emeritus of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. She was Dean of the faculty of Economics and Business Administration of the University of Deusto from 1996 to 2009, Director of the Instituto Internacional de Dirección de Empresas (INSIDE) from 2003 to 2008 and Director of the Postgraduate Area from 2009 to 2012.

Carlos Vicente Salazar Lomelín (4)	1951	External Director	March 13, 2020	Not applicable
Independent director of Sukarne S.A. de C.V. since 2017, of Alsea, S.A.B. de C.V. since 2019, and of CYDSA Corporativo, S.A. de C.V. since 2022.
Director of the following BBVA Group companies: Grupo Financiero BBVA México, S.A. de C.V., of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, of BBVA Seguros México, S.A. de C.V. Grupo Financiero BBVA México, of BBVA Pensiones México, S.A. de C.V. Grupo Financiero BBVA México and of BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México. Chair of the Consejo Coordinador Empresarial de México (the Mexican Business Coordinating Council) from 2019 to 2022.
His career path has been linked to the Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) until 2019, having held roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma, Manager of Coca Cola Femsa and General Manager of Femsa.

Jan Paul Marie Francis Verplancke (4)(6)	1963	Independent Director	March 16, 2018	April 20, 2021
Advisor to the Internal Advisory Board at Abdul Latif Jameel and CEO of Vestraco, S.à.R.L.. Director, Chief Information Officer, Group Head of Technology and Banking Operations, of Standard Chartered Bank, between 2004 and 2015. Before that, he held Chief several positions in multinational companies, such as Vice President of Technology and Information Officer, in the EMEA region of Dell (1999-2004) as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss (1994 and 1999).

(*) Where no date is provided, the position is currently held.
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Appointments and Corporate Governance Committee.
(4) Member of the Remuneration Committee.
(5) Member of the Risk and Compliance Committee.
(6) Member of the Technology and Cybersecurity Committee.
(7) Lead Director.
(8) Deputy Chair.
The statutory mandate of three years of the directors Raúl Catarino Galamba de Oliveira, Lourdes Máiz Carro, Ana Leonor Revenga Shanklin, Susana Rodríguez Vidarte and Carlos Vicente Salazar Lomelín ends on the occasion of the general shareholders’ meeting, planned to be held on March 17, 2023. The Bank’s Board of Directors has proposed that Raúl Galamba, Lourdes Máiz, Ana Revenga and Carlos Salazar be re-elected by such general shareholders’ meeting for another statutory period of three years. Susana Rodríguez’s mandate would expire on the occasion of such general shareholders’ meeting.
The Bank’s Board of Directors has also submitted to such general shareholders’ meeting the appointment of Sonia Lilia Dulá, for the statutory period of three years, with the status of independent director. Ms. Dulá has an extensive professional career in the banking and financial sector, having held various high-ranking positions at international financial institutions, such as Bank of America Merrill Lynch and Goldman Sachs. She also has experience as a board member of various companies and boasts a remarkable entrepreneurial profile, particularly in the sector of telecommunications. She is currently an independent director of Huntsman Corporation, Acciona and Acciona Energía and a life member of the Council on Foreign Relations. She has sat on the boards of Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking, and The Adrienne Arsht Center for the Performing Arts in Miami. She has also been a member of the Young Presidents Organization (YPO) and the Bank of America Global Diversity and Inclusion Council.
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
See “—The Board of Directors” above.
In addition, as set out in the Board of Directors Regulations, he oversees the following BBVA’s areas: Strategy, Engineering, Talent and Culture, Data, Sustainability in matters related to strategy and transformation, Accounting, Supervisors and Regulation, Legal, Communications, Institutional Relations and General Secretariat.

Onur Genç	Chief Executive Officer
See “—The Board of Directors” above.
In addition, as set out in the Board of Directors Regulations, he oversees the following BBVA’s areas: Business Units (Corporate and Investment Banking (C&IB), Client Solutions, Sustainability, Country Monitoring, Spain, Mexico and Turkey), Finance and Global Risk Management.

Domingo Armengol Calvo	General Secretary	General Secretary and Secretary of the Board of Directors of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.

María Jesús Arribas de Paz	Global Head of Legal	Global Head of Legal since December 2018. Director at BBVA OP3N, S.L. between 2018 and 2019. She held the position of Head of Corporate Legal Services between 2002 and 2018. Before that, she was head of Legal services and board secretary at Finanzia Banco de Crédito S.A. (1996-2002).

Pello Xabier Belausteguigoitia Mateache	Spain Country Manager	Spain Country Manager since December 2019. Director of BBVA Seguros, S.A. Seguros y Reaseguros. Director at BBVA OP3N, S.L. between 2018 and 2020. Head of Business Development BBVA Spain from 2017 to 2019, Director of BBVA Spain Northern Region from 2015 to 2017, Director of BBVA Spain Eastern Region from 2014 to 2015, Local Director at BBVA Spain Northwestern Region between 2011 and 2014 and Director of Commercial Businesses at BBVA Spain Northwestern Region from 2008 to 2011.

Carlos Casas Moreno	Global Head of Talent & Culture	Global Head of Talent & Culture since December 2018. Chair of the Comisión Liquidadora de Servicios Tecnológicos Singulares, S.A. and BBVA Consultoría, S.A. from 2017 to 2019 and non-executive director of Colegio Universitario de Estudios Financieros, S.L. from 2015 to 2019. He was Head of Compensation, Pensions & Benefits from 2016 to December 2018, and was responsible for Organization Matters and Global Talent Management Policies in the Talent & Culture area between 2015 and 2016. Between 2010 and 2015, he worked on Process Re-engineering within the Innovation and Technology area.

Victoria del Castillo Marchese	Global Head of Strategy & M&A	Global Head of Strategy & M&A since December 2018. Director at Atom Bank PLC between 2018 and 2019. She has held other relevant positions within the BBVA Group, such as Head of M&A for Europe and Turkey (2014 to December 2018), Director of Strategic Projects of the Finance Area (2009 to 2014) and Head of M&A for the USA (2006 to 2009).

José Luis Elechiguerra Joven	Global Head of Engineering
Global Head of Engineering since December 2020. He has held other relevant positions within the BBVA Group such as Head of Client Solutions at BBVA USA during 2019-2020, Global Director of Data Governance from 2017 to 2019 and Global Director of Organization & Business Process Engineering from 2015 to 2017, both positions at BBVA. Director of Business Transformation from 2013 to 2015, Director of Strategic & Financial Planning for the Retail Business from 2011 to 2013 and Director of Business Development & Strategic Planning for the Mortgage Business from 2008 to 2011, all of them at BBVA México.

Ana Fernández Manrique	Global Head of Regulation & Internal Control
Global Head of Regulation & Internal Control since July 2019. She has held several relevant positions within the BBVA Group such as Director of Non-Financial Risks during 2018, Director of Strategy and Finance at BBVA Real Estate Area from 2014 to 2017, Director of Strategy and Finance at Global Retail Area from 2011 to 2014, and Strategy & M&A Managing Director between 2008 and 2011.

María Luisa Gómez Bravo	Global Head of Corporate & Investment Banking
Global Head of Corporate & Investment Banking (C&IB) since December 2018. She has held several relevant positions within the BBVA Group such as Global Head of Investment & Cost Management (between 2017 and December 2018), Head of Investors & Shareholders Relations (between 2014 and 2017), Head of Transformation & Operations at BBVA Spain and Portugal (between 2012 and 2014), and Global Head of Asset Management (between 2008 and 2012), among others.

Joaquín Manuel Gortari Díez	Global Head of Internal Audit
Global Head of Internal Audit since December 2018. He has held several relevant positions within the BBVA Group, such as Chief of Staff to the Chairman (from 2010 to 2018), CFO in the Area of Technology and Operations (from 2008 to 2010), CFO of BBVA in the USA (from 2004 to 2008) and Deputy CFO of BBVA Group (from 2003 to 2004).

Ricardo Martín Manjón	Global Head of Data
Global Head of Data since April 2019. Director of BBVA Data & Analytics (currently, BBVA AI Factory, S.L.) and Director of Colegio Universitario de Estudios Financieros, S.L. Previously he was Global Head of Data Strategy & Data Science Innovation from 2017 to 2019, Head of Digital Transformation at BBVA Spain between 2013 and 2016, Marketing Director at BBVA Spain from 2011 to 2013. In addition, he held the position of Global Head of Digital Banking at Nordea between 2016 and 2017.

Eduardo Osuna Osuna	Mexico Country Manager
Mexico Country Manager since May 2015 and General Manager and Deputy Chair of BBVA México. Previously he was Head of Government and Corporate Banking of BBVA México from 2013 to 2015 and Head of Commercial Banking of BBVA México from 2010 to 2012, as well as Head of Hipotecaria Nacional between 2005 and 2010.

David Puente Vicente	Global Head of Client Solutions
Global Head of Client Solutions since April 2019. Director of BBVA Data & Analytics (currently, BBVA AI Factory, S.L.) from 2017 until 2019. He was Head of Data from 2017 to 2019, Head of Business Development & Digital Transformation for Spain and Portugal from 2012 to 2016. Previously, he held other posts at BBVA such as Head of CEO’s Office from 2009 to 2012, Head of Planning and Development of Retail Banking from 2006 to 2009 and Head of New Business Models from 2004 to 2006.

Francisco Javier Rodríguez Soler	Global Head of Sustainability
Global Head of Sustainability since July 2021. Previously he was BBVA’s Country Manager in the United States from 2018 to 2021, Global Head of Strategy & M&A from 2015 to 2018 and Head of M&A and Corporate Development of BBVA from 2010 to 2015.

Jaime Sáenz de Tejada Pulido	Head of Global Risk Management	Head of Global Risk Management since July 2021 and Director of Garanti BBVA. Previously he was Global Head of Finance from May 2015 to 2021; Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014; Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012; and Regional Center Manager from 2008 to 2011.

Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring
Head of Country Monitoring since July 2016. Director of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, of Grupo Financiero BBVA México, S.A. de C.V. and Vice President of Garanti BBVA. He joined BBVA in 1993 and he has held various senior posts such as Country Networks - Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Head of Strategy, Whole Banking and Asset Management from 2006 to 2008.

Rafael Salinas Martínez de Lecea	Global Head of Finance (chief financial officer)
Global Head of Finance since July 2021 and Director of Garanti BBVA. Prior to this post, he was Head of Global Risk Management from May 2015 to 2021; Head of Risk and Portfolio Management in C&IB from 2006 to 2015; and CFO of Banco de Crédito Local de España from 2003 to 2005.

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
Directors’ Remuneration Policy
The Directors’ Remuneration Policy for 2022 was approved by the general shareholders’ meeting held on April 20, 2021, by a majority of 93.59%. This policy is available on our website (www.bbva.com).
BBVA has defined its Directors’ Remuneration Policy on the basis of the general principles of the BBVA Group’s General Remuneration Policy, taking into consideration compliance with legal requirements applicable to credit institutions and those applicable in the different sectors in which it operates, as well as alignment with best market practices, while including items devised to reduce exposure to excessive risks and to adjust remuneration to the targets, values and long-term interests of the Group.

On the basis of the principles of the BBVA Group’s General Remuneration Policy, and pursuant to the statutory requirements established by applicable regulations, BBVA has devised a specific incentives system for staff whose professional activities have a significant impact on the risk profile (the “Identified Staff”), which includes BBVA executive directors and BBVA Senior Management, that is aligned with the regulations and recommendations applicable to the remuneration schemes for this staff. The result is a remuneration scheme for the Identified Staff based, inter alia, on the following basic characteristics, with the particularities set forth below for BBVA executive directors and BBVA Senior Management:
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
•The variable remuneration for each year will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be achieved, thus being subject to ex ante adjustments.
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
◦The entire annual variable remuneration shall be subject to “malus” and “clawback” arrangements during the whole deferral and lock-up period, as follows:
1.Up to 100% of the annual variable remuneration of members of the Identified Staff, including executive directors and Senior Management, corresponding to each year shall be subject to “malus” and “clawback” arrangements, both linked to a downturn in financial performance of the Bank as a whole, or of a specific unit or area, or of exposures generated by such member of the Identified Staff, when such downturn in financial performance arises from any of the following circumstances:
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
2.Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of contract of the member of the Identified Staff due to a serious and guilty breach of duties, “malus” arrangements may apply to the entire deferred annual variable remuneration from previous years pending payment at the date of the dismissal or termination decision, in light of the extent of the damage caused.
3.Moreover, “malus” and “clawback” arrangements shall also be applicable in the event the above circumstances, regardless of their financial impact, create a significant reputational damage to the Bank. These arrangements shall be applicable to the annual variable remuneration, including to the deferred amounts of previous financial years, the payment of which corresponds to or has taken place in the financial year in which the damage is revealed.
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
Remuneration of non-executive directors
The remuneration of the non-executive members of the Board of Directors during 2022 and 2021 is indicated below, individually and itemized for each non-executive director.

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (1)	Total
(thousands of euros)									2022	2021
José Miguel Andrés Torrecillas	129	167	66	_	_	115	_	50	527	527
Jaime Caruana Lacorte	129	167	165	107	_	_	_	_	567	567
Raúl Galamba de Oliveira	129	_	_	107	_	_	43	53	332	278
Belén Garijo López	129	_	66	_	107	46	_	_	349	349
Connie Hedegaard (2)	107	_	_	_	_	_	_	_	107	_
Sunir Kumar Kapoor (3)	32	_	_	_	_	_	11	_	43	172
Lourdes Máiz Carro	129	_	66	_	43	_	_	_	238	238
José Maldonado Ramos	129	167	_	_	_	46	_	_	342	342
Ana Peralta Moreno	129	_	66	_	43	_	_	_	238	238
Juan Pi Llorens	129	_	_	214	_	46	43	27	458	512
Ana Revenga Shanklin	129	_	_	107	_	_	29	_	264	236
Susana Rodríguez Vidarte	129	167	_	107	_	46	_	_	449	449
Carlos Salazar Lomelín	129	_	_	_	43	_	_	_	172	172
Jan Verplancke	129	_	_	_	43	_	43	_	214	214
Total (4)	1,684	667	431	642	278	301	168	130	4,300	4,293
(1)Amounts received in 2022 and 2021 by José Miguel Andrés Torrecillas, as Deputy Chair of the Board, Raúl Galamba de Oliveira, as Lead Director (from its appointment on April 28, 2022), and Juan Pi Llorens, as Lead Director (until April 28, 2022).
(2)Appointed by the general shareholders’ meeting held on March 18, 2022. Remuneration received based on date of acceptance of office.
(3)Left office on March 18, 2022. With respect to 2022, remuneration for the term of office in 2022.
(4)Includes amounts corresponding to membership of the Board and its various committees during the 2022 and 2021 financial year.
In addition, in financial years 2022 and 2021, Carlos Salazar Lomelín received €90 thousand and €101 thousand, respectively, as per diems for his membership of the management body of BBVA México, S.A. and Grupo Financiero BBVA México, S.A. de C.V. and the BBVA México strategy forum.
Also, during the 2022 and 2021 financial years, €110 thousand and €102 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
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
This system is based on the annual allocation to non-executive directors of a number of theoretical shares of BBVA equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous year, calculated according to the average closing prices of the BBVA share during the sixty trading sessions prior to the annual general shareholders’ meeting approving the corresponding financial statements for each financial year.
These shares will be delivered to each beneficiary, where applicable, after they leave directorship for any reason other than serious breach of their duties.

The theoretical shares allocated to non-executive directors who were beneficiaries of the fixed remuneration system in shares with deferred delivery in the 2022 and 2021 financial years, corresponding to 20% of the total annual fixed allowance in cash received by each of them in the 2021 and 2020 financial years, respectively, were as follows:

	2022		2021
	Theoretical shares allocated	Theoretical shares accumulated as at December 31	Theoretical shares allocated	Theoretical shares accumulated as at December 31
José Miguel Andrés Torrecillas	19,253	118,025	22,860	98,772
Jaime Caruana Lacorte	20,733	77,705	25,585	56,972
Raúl Galamba de Oliveira	10,177	19,677	9,500	9,500
Belén Garijo López	12,741	90,589	15,722	77,848
Connie Hedegaard (1)	_	_	_	_
Sunir Kumar Kapoor (2)	6,270	_	7,737	30,652
Lourdes Máiz Carro	8,696	64,356	10,731	55,660
José Maldonado Ramos	12,493	136,477	15,416	123,984
Ana Peralta Moreno	8,696	35,092	10,731	26,396
Juan Pi Llorens	18,703	134,599	23,079	115,896
Ana Revenga Shanklin	8,611	16,179	7,568	7,568
Susana Rodríguez Vidarte	16,400	177,775	20,237	161,375
Carlos Salazar Lomelín	6,270	11,912	5,642	5,642
Jan Verplancke	7,835	29,251	9,024	21,416
Total (3)	156,878	911,637	183,832	791,681
(1)Appointed by the general shareholders’ meeting held on March 18, 2022; accordingly, the allocation of theoretical shares is not due until 2023.
(2)Left office on March 18, 2022. Based on the terms of the remuneration policy, upon leaving office, he received 36,922 BBVA shares (which is equivalent to the aggregate theoretical shares accumulated up to that date).
(3)The number of theoretical shares allocated in 2022 and 2021 to each non-executive director is equal to 20% of the total annual fixed allowance in cash received by each such director in 2021 and 2020 based on the average closing price of the BBVA share during the 60 trading sessions prior to the general shareholders’ meetings of March 18, 2022 and April 20, 2021, which were €5.47 and €4.44 per share, respectively.
Remuneration of executive directors
During the 2022 and 2021 financial years, the executive directors received the amount of the annual fixed remuneration corresponding to such financial years, established for each director in the Directors’ Remuneration Policy approved by the general shareholders’ meeting held on April 20, 2021.
In addition, in the 2022 and 2021 financial years, the executive directors accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended. The upfront portion (40%) of this remuneration vested and became payable following such award in 2023 and 2022, respectively, while the rest of it (60%) was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the Directors’ Remuneration Policy approved by the general shareholders’ meeting held on April 20, 2021.
Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2022 and 2021 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to executive directors.
The remuneration of executive directors corresponding to the 2022 and 2021 financial years is indicated below, individually and itemized:

Annual Fixed Remuneration (thousands of euros)	2022	2021
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103

Annual Variable Remuneration	2022 (1)		2021 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	926	158,169	849	159,235
Chief Executive Officer	712	121,646	645	120,977
Total	1,639	279,815	1,494	280,212
(1)Remuneration corresponding to the upfront portion (40%) of the annual variable remuneration for the 2022 financial year, which will be paid during the first quarter of the 2023 financial year, in equal parts in cash and BBVA shares. The remaining 60% will be deferred (40% in cash and 60% in shares) for a period of five years (deferred portion) and paid, if conditions are met, proportionally at the end of each of the five years of deferral, in an amount equal to 20% of the deferred portion each year. The deferred portion may be reduced, but never increased, depending on the results of the multi-year performance indicators determined by the Board of Directors at the beginning of the 2022 financial year. After the end of the financial year corresponding to the third year of deferral, the results of the multi-year performance indicators shall determine the ex post adjustments, if any, to be made to the outstanding amount of the deferred portion. All of this is subject to the vesting and payment rules provided for in the BBVA Directors' Remuneration Policy.
Moreover, the remaining rules set forth in the BBVA Directors’ Remuneration Policy regarding the annual variable remuneration of executive directors will be applicable to 2022 annual variable remuneration, including: (i) a withholding period of one year after delivery of the BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash in accordance with the Consumer Price Index (CPI); (iv) “malus” and “clawback” arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders’ meetings of March 18, 2022.
(2)Remuneration corresponding to the upfront portion (40%) of the annual variable remuneration for the 2021 financial year paid in 2022.

Deferred Annual Variable Remuneration Corresponding to Previous Financial Years		2022 (1)		2021 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	2021	215	57,325	_	_
	2020	_	_	_	_
	2019	513	136,587	_	_
	2018	128	35,795	364	107,386
	2017	154	27,898	146	27,898
Subtotal		1,011	257,605	510	135,284
Chief Executive Officer	2021	164	43,552	_	_
	2020	_	_	_	_
	2019	460	122,572	_	_
	2018	_	_	332	61,282
	2017	_	_	_	_
Subtotal		624	166,124	332	61,282
Total		1,635	423,729	842	196,566
(1)Deferred remuneration from previous years to be paid after 2022 year-end. Payment to the Chair and/or Chief Executive Officer will take place in 2023 in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2021 deferred annual variable remuneration: corresponds to the first payment (20% of the deferred portion) to the Chair and the Chief Executive Officer, including the update of the portion in cash.
•2019 deferred annual variable remuneration: corresponds to the first payment (60% of the deferred portion) to the executive directors, including the update of the portion in cash, and after having verified that no reduction was applicable based on the result of the multi-year performance indicators determined in 2019 by the Board of Directors.
•2018 deferred annual variable remuneration: corresponds to the second payment (20% of the deferred portion) to the Chair, including the update of the portion in cash.
•2017 deferred annual variable remuneration: corresponds to the third and final payment (20% of the deferred portion) to the Chair, including the update of the portion in cash.
(2)Deferred remuneration from previous financial years which payment to the Chair and the Chief Executive Officer took place in 2022 in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2018 deferred annual variable remuneration: corresponds to the first payment (60% of the deferred portion) to the Chair, and full payment to the Chief Executive Officer, including in both cases the update of the portion in cash. This remuneration is associated with their previous positions as Chief Executive Officer and President & CEO of BBVA USA, respectively.
•2017 deferred annual variable remuneration: corresponds to the second payment (20% of the deferred portion) to the Chair, including the update of the portion in cash. This remuneration is associated with his former position as Chief Executive Officer.
In addition, in accordance with the current Directors’ Remuneration Policy, during the 2022 and 2021 financial years, the Chief Executive Officer received a corresponding amount of fixed remuneration in cash in lieu of pension (see “—Pension commitments with executive directors”), and for his mobility allowance. The Bank paid the Chief Executive Officer €654 thousand and €600 thousand, respectively, each year.

In addition, the executive directors received remuneration in kind during the 2022 and 2021 financial years, including insurance premiums and others, €283 thousand and €328 thousand in the case of the Chair and €155 thousand and €158 thousand in the case of the Chief Executive Officer, respectively.
Pension commitments with executive directors
The Bank does not have pension commitments with non-executive directors.
With regard to the Chair, the Directors’ Remuneration Policy establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of a serious breach of duties, to receive a retirement pension, paid as a lump sum or in installments, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields as of that date.
The annual contribution to cover the retirement contingency for the Chair’s defined-contribution system, as established in the Directors’ Remuneration Policy approved by the general shareholders’ meeting in 2021, amounts to €439 thousand. The Board of Directors may update this amount during the term of the Directors’ Remuneration Policy, in the same way and under the same terms as it may update the annual fixed remuneration.
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
In the event the Chair’s contract terminates before reaching retirement age for reasons other than serious breach of duties, the retirement pension due to the Chair upon reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank as of the time of termination.
With respect to the commitments in favor of the Chair to cover the contingencies for death and disability, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.
In line with the above, during the 2022 financial year, the following amounts were recorded to meet the pension commitments for the Chair: €451 thousand with regard to the retirement contingency, which corresponds to the annual contribution agreed to cover the retirement contingency, which is €439 thousand, increased in an amount of €12 thousand corresponding to the upward adjustment of the “discretionary pension benefits” for the 2021 financial year, which were declared at the close of said financial year and had to be registered in the accumulated fund in 2022. Likewise, an amount of €473 thousand has been recorded for the payment of premiums for death and disability contingencies.
As of December 31, 2022, the total accumulated amount of the fund to meet the retirement commitments for the Chair amounted to €22,771 thousand.
With regard to the agreed annual contribution to the retirement contingency corresponding to the 2022 financial year, 15% (€66 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Chair’s annual variable remuneration for the 2022 financial year and was determined to amount to €85 thousand, which represents an upward adjustment of €19 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2023 financial year and will be subject to the conditions established for them in the Directors’ Remuneration Policy.
With regard to the Chief Executive Officer, in accordance with the provisions of the current Directors’ Remuneration Policy and his contract, the Bank is not required to make any contributions to a retirement pension, although he is entitled to an annual cash sum instead of a retirement pension equal to 30% of his annual fixed remuneration. However, the Bank has pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums are paid.
In accordance with the above, in the 2022 financial year the Bank paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out under “—Remuneration of executive directors”. Furthermore, €285 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

In accordance with the above, amounts recorded to meet the pension commitments for the executive directors during 2022 and 2021 are indicated below:

Executive Directors (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2022	2021	2022	2021	2022	2021
Chair	451	340	473	574	22,771	24,546
Chief Executive Officer	_	_	285	295	_	_
Total	451	340	758	869	22,771	24,546
(1)Contributions recognized to meet pension commitments for the executive directors in the financial years 2022 and 2021. In the case of the Chair, these correspond to the sum of the annual retirement pension contribution and the adjustment made to the “discretionary pension benefits” for the financial years 2021 and 2020, and the death and disability premiums. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2022 and 2021 to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency.
Remuneration of Senior Management
During the 2022 and 2021 financial years, the members of Senior Management, excluding executive directors, received the amount of the annual fixed remuneration corresponding to such financial year.
In addition, in the 2022 and 2021 financial years, the members of Senior Management have accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended. The upfront portion (40%) of this remuneration vested and became payable following such award in 2023 and 2022, respectively, while the rest of it (60%) was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the BBVA Group’s General Remuneration Policy.
Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2022 and 2021 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to members of Senior Management.
The aggregate remuneration corresponding to the 2022 and 2021 financial years to members of the Senior Management, who held that position as of December 31, 2022 and December 31, 2021 (16 members in both cases), excluding executive directors, is indicated and itemized below:

Annual Fixed Remuneration (thousands of euros)	2022	2021
Total Senior Management	18,149	16,435

Annual Variable Remuneration	2022 (1)		2021 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Total Senior Management	2,143	365,746	1,849	346,106
(1)Remuneration corresponding to the upfront portion (40%) of the annual variable remuneration for the 2022 financial year, which will be paid during the first quarter of the 2023 financial year, in equal parts in cash and BBVA shares. The remaining 60% will be deferred (40% in cash and 60% in shares) for a period of five years (deferred portion) and paid, if conditions are met, proportionally at the end of each of the five years of deferral, in an amount equal to 20% of the deferred portion each year. The deferred portion may be reduced, but never increased, depending on the results of the multi-year performance indicators determined by the Board of Directors at the beginning of the 2022 financial year. After the end of the financial year corresponding to the third year of deferral, the results of the multi-year performance indicators shall determine the ex post adjustments, if any, to be made to the outstanding amount of the deferred portion. All of this is subject to the vesting and payment rules provided for in the BBVA Group’s General Remuneration Policy.
Moreover, the remaining rules applicable to the annual variable remuneration of the members of Senior Management established in the BBVA Group’s General Remuneration Policy shall apply to the annual variable remuneration for the 2022 financial year, which include: (i) a withholding period of one year after delivery of the BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update for the Deferred Portion in cash in accordance with the CPI; (iv) “malus” and “clawback” arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the General Meeting held on 2022.
(2)Remuneration corresponding to the upfront portion (40%) of the annual variable remuneration for the 2021 financial year paid in the first half of 2022.

Deferred Annual Variable Remuneration Corresponding to Previous Financial Years		2022 (1)		2021 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Senior Management Total	2021	473	124,602	_	_
	2020	_	_	_	_
	2019	1,355	320,172	_	_
	2018	152	41,442	697	177,104
	2017	168	29,267	158	29,267
Total		2,149	515,483	855	206,371
(1)Deferred remuneration from previous years to be paid after 2022 year-end. Payment to members of Senior Management who are beneficiaries will take place in 2023 in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2021 deferred annual variable remuneration: corresponds to the first payment (20% of the deferred portion), including the update of the portion in cash. Thereafter, 80% of the 2021 deferred annual variable remuneration will be deferred, and if the conditions are met, it will be paid in 2024, 2025, 2026 and 2027.
•2019 deferred annual variable remuneration: corresponds to the first payment (60% of the deferred portion) or payment in full (depending on the payment schedule set out in the policies in force in 2019) including the update of the portion in cash, and after having verified that no reduction was applicable based on the result of the multi-year performance indicators determined in 2019 by the Board of Directors. In addition, the first payment of the deferred portion of a retention plan is payable to two members of Senior Management.
•2018 deferred annual variable remuneration: corresponds to the second payment (20% of the deferred portion) including the update of the portion in cash.
•2017 deferred annual variable remuneration: corresponds to the third and final payment (20% of the deferred portion), including the update of the portion in cash.
(2)Deferred remuneration from previous financial years which payment to Senior Management who were beneficiaries took place in 2022, in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2018 deferred annual variable remuneration: in 2022, the members of Senior Management who were beneficiaries have been paid the amounts that corresponded in each case in accordance with the payment schedule established in the remuneration policies in force in 2018, including the update of its portion in cash.
•2017 deferred annual variable remuneration: in 2022, the second payment (20% of the deferred portion) has been paid to the members of the Senior Management who were beneficiaries, including the update of its portion in cash.
In addition, all of the members of Senior Management, excluding executive directors, received remuneration in kind during the 2022 and 2021 financial years, including insurance premiums and others, amounting to a total of €1,093 thousand and €1,409 thousand, respectively.
Pension commitments with Senior Management
In the 2022 financial year, to meet the pension commitments for members of the Senior Management (16 members as of December 31, 2022, excluding executive directors), the following aggregate amounts were recorded: an amount of €3,694 thousand for contribution to the retirement contingency (which corresponds to the annual contribution agreed to cover the retirement contingency, increased by an amount of €111 thousand corresponding to the upward adjustment of “discretionary pension benefits” for 2021 financial year which were declared at the end of that financial year and had to be registered in the accumulated fund in 2022), and an amount of €1,465 thousand for premiums to cover the death and disability contingencies.
At December 31, 2022, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €29,435 thousand.
As in the case of executive directors, 15% of the agreed annual contributions for members of the Senior Management to cover retirement contingencies will be based on variable components and considered “discretionary pension benefits”, and therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of the Senior Management.
Therefore, with regard to the agreed annual contribution for the retirement contingency registered in the 2022 financial year, an amount of €536 thousand was registered in 2022 as “discretionary pension benefits”, and following the end of the financial year, this amount was adjusted applying the same criteria used to determine the 2022 annual variable remuneration for members of Senior Management.

Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2022 financial year were determined in an amount of €689 thousand, representing an upward adjustment of €153 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2023 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.
In accordance with the above, amounts recorded to meet the pension commitments for the members of Senior Management during 2022 and 2021 are indicated below:

Senior Management (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2022	2021	2022	2021	2022	2021
Senior Management Total	3,694	3,056	1,465	1,333	29,435	27,472
(1)Contributions recorded to meet pension commitments for the whole of Senior Management in 2022 and 2021, which correspond to the sum of the annual retirement pension contributions and the adjustments made to the “discretionary pension benefits” for 2021 and 2020, respectively, and the insurance premiums paid by the Bank for death and disability contingencies.
Extinction of contractual relationship
In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to pay severance benefits to any executive directors.
With regard to Senior Management, excluding executive directors, the Bank did not make any payments arising from the termination of contractual relationships in 2022 and 2021.
C. Board Practices
Committees
Our corporate governance system is based on the distribution of functions between the Board and the following specialized Board committees: the Executive Committee, Audit Committee; the Appointments and Corporate Governance Committee; the Remuneration Committee; the Risk and Compliance Committee; and the Technology and Cybersecurity Committee.
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
As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors, two external directors and two independent directors, who are the following:

Position (type of directorship)	Name
Chair (Executive)	Mr. Carlos Torres Vila
Member (Executive)	Mr. Onur Genç
Member (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (External)	Mr. José Maldonado Ramos
Member (External)	Mrs. Susana Rodríguez Vidarte

According to the Regulations of the Executive Committee, the Executive Committee will deal with matters delegated to it by the Board of Directors and, in particular, will have the following functions, among others:
Support functions to the Board of Directors in its decision-making:
•On strategy: (i) establishment of the bases and previous analysis of the proposals submitted to the Board of Directors in relation to the Bank’s Strategic Plan or other strategic decisions, including the Risk Appetite Framework; (ii) prior analysis of the strategic and financial aspects of the proposals submitted to the Board of Directors in relation to corporate transactions corresponding to its decision-making powers, in respect of which it will submit its report to the Board, accompanied, where necessary, by reports from the other Board committees on those matters within their respective remits; (iii) adoption of decisions and execution of mandates that may be expressly delegated by the Board of Directors in these fields, once the decisions reserved to it are adopted by the Board.
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
•Decisions pertaining to the assumption of risks that exceed the limits set by the Board of Directors, which must be reported to the Board of Directors at its first meeting held thereafter, for ratification.
•The granting and revoking of the Bank’s powers of attorney.
•Proposals for the appointment and replacement of directors in the Bank’s subsidiaries or investee companies with more than €50 million in own funds.
•Decisions regarding whether executive directors may hold management positions in companies controlled, directly or indirectly, by the Bank, or in the Group's investee companies.

The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2022, the Executive Committee met nineteen (19) times.
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
As of the date of this Annual Report, the Audit Committee is comprised of five independent directors, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mrs. Belén Garijo López
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
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

•Report on all matters within its remit as provided for in the law, the Bylaws and the Board of Directors Regulations and the specific regulations of the Committee prior to any decisions that the general shareholders’ meeting, the Board of Directors or the Executive Committee may be required to adopt regarding such matters, and in particular on: financial information that the Company is required to publish; economic conditions and accounting impact of relevant corporate transactions and structural modifications (modificaciones estructurales); the creation or acquisition of shares in special purpose vehicles or in entities domiciled in territories considered to be tax havens; and related-party transactions.
The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2022, the Audit Committee met thirteen (13) times.
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
As of the date of this Annual Report, the Appointments and Corporate Governance Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mrs. Belén Garijo López
Member (External)	Mr. José Maldonado Ramos
Member (Independent)	Mr. Juan Pi Llorens
Member (External)	Mrs. Susana Rodríguez Vidarte
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
•Report on proposals for the appointment of the Chair of the Board and Secretary and, where appropriate, the Deputy Chair and the Deputy Secretary, as well as the Chief Executive Officer.
•Submit to the Board of Directors proposals for the appointment, removal or re-election of the Lead Director.
•Determine the procedure for assessing the performance of the Chair of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board’s committees, and to oversee its implementation.
•Report on the quality and efficiency of the performance of the Board of Directors.
•Report on the performance of the Chair of the Board of Directors and of the Chief Executive Officer, integrating for the latter the assessment made in this regard by the Executive Committee, for the purpose of the periodic assessment of both by the Board of Directors.
•Examine and organize the succession of the Chair of the Board of Directors, the Chief Executive Officer and, where applicable, the Deputy Chair, in coordination with the Lead Director in the case of the Chair of the Board and, where appropriate, submit proposals to the Board of Directors to ensure that the succession takes place in an orderly and planned manner.
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
In the performance of its duties, the Appointments and Corporate Governance Committee, through its chair, will consult with the Chair of the Board of Directors, particularly with respect to matters relating to executive directors and senior managers.

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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2022, the Appointments and Corporate Governance Committee met six (6) times.
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
As of the date of this Annual Report, the Remuneration Committee is composed of four independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mrs. Belén Garijo López
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
Member (External)	Mr. Carlos Salazar Lomelín
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke
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
•Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess the degree of achievement thereof, submitting the corresponding proposals to the Board of Directors, which, in the case of the Chief Executive Officer, will take into account the assessment made by the Executive Committee and, in the case of other executive directors who may report to the Chair or to the Chief Executive Officer, the assessment made by these.
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
In the performance of its duties, the Committee, through its chair, will consult with the Chair of the Board of Directors, particularly with respect to matters relating to executive directors and senior managers.
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
The Remuneration Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2022, the Remuneration Committee met on seven (7) occasions.
Risk and Compliance Committee
The Board’s Risk and Compliance Committee’s essential function is to assist the Board of Directors in the determination and monitoring of the Group’s risk control and management policy, including risk internal control and non-financial risks, with the exception of those related to internal financial control, which are within the Audit Committee’s remit; and those related to technological risk, which are within the Technology and Cybersecurity Committee’s remit; in each case in accordance with the Board of Directors Regulations and the Regulations of the committees. It will also assist the Board of Directors in the oversight of the Compliance functions and the implementation of a risk and compliance culture in the Group.

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
As of the date of this Annual Report, the Risk and Compliance Committee is composed of four independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. Juan Pi Llorens
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (External)	Mrs. Susana Rodríguez Vidarte
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
b.Analyze and establish objectives for the head of Regulation and Internal Control function and assess his or her performance, incorporating the assessment of the Chair of the Board regarding the Regulation and Supervisors functions, submitting its proposal on both matters to the Remuneration Committee in order to ensure alignment with the remuneration model applicable to the Senior Management at any given time, submitting the corresponding proposals to the Board of Directors.
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
•Examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and issue its opinion in advance of the proposals to be drawn up to the corporate bodies.
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2022, it held twenty-two (22) meetings.
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
As of the date of this Annual Report, the Technology and Cybersecurity Committee is composed of one executive director and four independent directors, who are the following:

Position (type of directorship)	Name
Chair (Executive)	Mr. Carlos Torres Vila
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mr. Juan Pi Llorens
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2022 it held six (6) meetings.

D. Employees
As of December 31, 2022, we had 115,675 employees. Approximately 92.5% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2022
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	20,796	—	5,149	25,945
United Kingdom	128	—	—	128
France	68	—	—	68
Italy	52	—	—	52
Germany	43	—	—	43
Switzerland	—	120	—	120
Portugal	349	78	—	427
Belgium	21	—	—	21
The Netherlands	—	219	—	219
Russia	—	—	—	—
Romania	—	1,137	—	1,137
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,208	—	20,208
Malta	—	14	—	14
Cyprus	—	106	—	106
Finland	—	—	—	—
Total Europe	21,457	21,882	5,149	48,488

The United States	266	102	—	368

Argentina	—	5,687	182	5,869
Brazil	—	6	—	6
Colombia	—	5,253	1,425	6,678
Venezuela	—	1,776	28	1,804
Mexico	—	40,998	2,513	43,511
Uruguay	—	517	56	573
Paraguay	—	—	—	—
Bolivia	—	—	466	466
Chile	—	—	767	767
Cuba	1	—	—	1
Peru	—	6,699	286	6,985

Total Latin America	1	60,936	5,723	66,660

Hong Kong	93	—	—	93
Japan	4	—	—	4
China	27	—	—	27
Singapore	15	—	—	15
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	12	—	—	12
Indonesia	2	—	—	2

Total Asia	159	—	—	159

Total	21,883	82,920	10,872	115,675

As of December 31, 2021, we had 110,432 employees. Approximately 94% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2021
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	20,186	—	4,657	24,843
United Kingdom	118	—	—	118
France	66	—	—	66
Italy	51	—	1	52
Germany	41	—	—	41
Switzerland	—	117	—	117
Portugal	360	80	—	440
Belgium	22	—	—	22
The Netherlands	—	220	—	220
Russia	—	—	—	—
Romania	—	1,119	—	1,119
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,064	—	20,064
Malta	—	14	—	14
Cyprus	—	106	—	106
Finland	—	—	—	—
Total Europe	20,844	21,720	4,658	47,222

The United States	197	98	—	295

Argentina	—	5,852	—	5,852
Brazil	—	6	—	6
Colombia	—	6,723	18	6,741
Venezuela	—	1,764	—	1,764
Mexico	—	39,491	752	40,243
Uruguay	—	579	—	579
Paraguay	—	—	—	—
Bolivia	—	—	468	468
Chile	—	714	—	714
Cuba	1	—	—	1
Peru	—	6,394	—	6,394

Total Latin America	1	61,523	1,238	62,762

Hong Kong	90	—	—	90
Japan	4	—	—	4
China	28	—	—	28
Singapore	12	—	—	12
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	11	—	—	11
Indonesia	2	—	—	2

Total Asia	153	—	—	153

Total	21,195	83,341	5,896	110,432

As of December 31, 2020, we had 123,174 employees. Approximately 93% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2020
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	23,971	—	5,359	29,330
United Kingdom	118	—	—	118
France	68	—	—	68
Italy	49	—	2	51
Germany	42	1	—	43
Switzerland	—	113	—	113
Portugal	367	80	—	447
Belgium	22	—	—	22
The Netherlands	—	236	—	236
Russia	1	—	—	1
Romania	—	1,199	—	1,199
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,358	—	20,358
Malta	—	13	—	13
Cyprus	—	103	—	103
Finland	—	—	125	125
Total Europe	24,638	22,103	5,486	52,227

The United States	149	10,746	—	10,895

Argentina	—	6,052	—	6,052
Brazil	—	—	6	6
Colombia	—	6,592	—	6,592
Venezuela	—	2,012	—	2,012
Mexico	—	36,699	154	36,853
Uruguay	—	590	—	590
Paraguay	—	430	—	430
Bolivia	—	—	476	476
Chile	—	696	—	696
Cuba	1	—	—	1
Peru	—	6,204	—	6,204

Total Latin America	1	59,275	636	59,912

Hong Kong	80	—	—	80
Japan	3	—	—	3
China	28	—	—	28
Singapore	10	—	—	10
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	11	—	—	11
Indonesia	2	—	—	2

Total Asia	140	—	—	140

Total	24,928	92,124	6,122	123,174

The number of employees increased by 4.7% during 2022 and decreased by 10.3% in 2021, mainly due to the increase in the number of employees in Mexico and, to a lesser extent, Peru. The decrease in the number of employees in 2021 was mainly attributable to the closing of the USA Sale and, to a lesser extent, the collective layoff procedure in Spain.
The basic terms and conditions of employment in the private bank sector in Spain are negotiated with the unions representing bank employees in the sector. Wage negotiations take place on a sector level. This process has historically resulted in binding collective bargaining agreements for all Spanish banks and their employees. The XXIV Banking Collective Bargaining Agreement (BCBA) was signed in 2021 and will remain in force until December 31, 2023.
As of December 31, 2022, 2021 and 2020, we had 299, 390 and 746 temporary employees in Spain, respectively.
Employee Pension Plans
Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.11 and Note 25 to our Consolidated Financial Statements.
E. Share Ownership
As of February 27, 2023, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	1,153,570	—	1,153,570	0.019
Onur Genç *	698,910	—	698,910	0.012
José Miguel Andrés Torrecillas	10,828	—	10,828	0.000
Jaime Caruana Lacorte	35,000	10,000	45,000	0.001
Raúl Galamba de Oliveira	30,000	—	30,000	0.000
Belén Garijo López	—	—	—	—
Connie Hedegaard Koksbang	—	—	—	—
Lourdes Máiz Carro	—	—	—	—
José Maldonado Ramos	38,761	—	38,761	0.001
Ana Peralta Moreno	—	—	—	—
Juan Pi Llorens	—	—	—	—
Ana Revenga Shanklin*	10,000	—	10,000	0.000
Susana Rodríguez Vidarte	26,980	—	26,980	0.000
Carlos Salazar Lomelín	397,929	130,000	527,929	0.007
Jan Verplancke	—	—	—	—
TOTAL	2,401,978	140,000	2,541,978	0.040
* Onur Genç, Ana Revenga Shanklin and Carlos Salazar Lomelín owned 31,326, 10,000 and 267,000 shares in the form of ADSs, respectively.
BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies.

As of February 27, 2023 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	169,759	—	169,759	0.003
María Jesús Arribas de Paz	122,544	—	122,544	0.002
Pello Belausteguigoitia Mateache	119,173	—	119,173	0.002
Carlos Casas Moreno	47,945	—	47,945	0.001
Victoria del Castillo Marchese	53,371	—	53,371	0.001
José Luis Elechiguerra Joven*	118,649	—	118,649	0.002
Ana Fernández Manrique	112,654	105,031	217,685	0.004
María Luisa Gómez Bravo	229,055	—	229,055	0.004
Joaquín Gortari Díez	96,006	—	96,006	0.002
Ricardo Martín Manjón	31,795	10,307	42,102	0.001
Eduardo Osuna Osuna	169,836	—	169,836	0.003
David Puente Vicente	192,230	—	192,230	0.003
Francisco Javier Rodríguez Soler	191,092	—	191,092	0.003
Jaime Sáenz de Tejada Pulido	438,017	211	438,228	0.007
Jorge Sáenz-Azcúnaga Carranza	160,983	—	160,983	0.003
Rafael Salinas Martínez de Lecea	359,162	22,785	381,947	0.006
TOTAL	2,612,271	138,334	2,750,605	0.046
* José Luis Elechiguerra Joven and Francisco Javier Rodríguez Soler owned 65,313 and 40,423 shares in the form of ADSs, respectively.
As of February 27, 2023 a total of 12,943 employees (excluding the members of the Senior Management and executive directors) owned 48,376,049 shares, which represented 0.80% of our capital stock.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not Applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
On February 24, 2023, BlackRock, Inc. reported to the SEC that it beneficially owned 7.4% of BBVA’s common stock.
As of February 27, 2023, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 27, 2023, there were 783,560 registered holders of BBVA’s shares, with an aggregate of 6,030,116,564 shares, of which 713 shareholders with registered addresses in the United States held a total of 1,528,846,164 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.
B. Related Party Transactions
BBVA entities engage, on a regular and routine basis, in a number of customary transactions with other BBVA entities, including overnight call deposits, time deposits, foreign exchange purchases and sales, derivative transactions (such as forward purchases and sales), money market fund transfers, letters of credit for imports and exports, financial guarantees and service level agreements.
They also engage in other similar transactions within the scope of the ordinary course of their business, such as loans and other banking services, with our shareholders, employees, associates and family members of all the above and other BBVA non-banking subsidiaries or affiliates. These transactions are made in the ordinary course of business; on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and do not involve more than the normal risk of collectability or present other unfavorable features.
For information on these transactions as of December 31, 2022, 2021 and 2020, see Note 53 to our Consolidated Financial Statements.

C. Interests of Experts and Counsel
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Information
See Item 18.
Dividends
“Final” dividends for a year may be proposed by the Board of Directors to be approved by the annual general shareholders’ meeting following the end of the year to which they relate. Additionally, the Board of Directors may approve the payment of “interim” dividends on account of the year’s end profits following the fulfillment of certain requirements under Spanish law, which payment is endorsed by the annual general shareholders’ meeting. Interim and final dividends are payable to shareholders of record on the record date for the dividend payment. Any unclaimed cash dividends revert to BBVA five years after declaration.
The table below sets forth the gross amount of interim, final and total cash dividends and distributions paid or expected to be paid by BBVA on its shares for the years 2018 to 2022. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total

2018	€0.100	$0.115	—	—	—	—	€0.160	$0.183	€0.260	$0.298
2019	€0.100	$0.112	—	—	—	—	€0.160	$0.180	€0.260	$0.292
2020	—	—	—	—	—	—	€0.059	$0.072	€0.059	$0.072
2021	€0.080	$0.091	—	—	—	—	€0.230	$0.260	€0.310	$0.351
2022	€0.120	$0.128	—	—	—	—	€0.310	$0.332	€0.430	$0.460
Dividend Policy
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
In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as the policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, never before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35.
On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribed prudent distributions to results of 2019 and 2020 but excluded distributions regarding 2021 until September 30, 2021. By means of an Inside Information communication on January 29, 2021 BBVA expressed its intention to reinstate its dividend policy of the Group announced on February 1, 2017 once recommendation ECB/2020/62 was repealed and no additional restrictions or limitations were in place. On July 23, 2021, the ECB made public the approval of recommendation ECB/2021/31 replacing recommendation ECB/2020/62, effective as from September 30, 2021, removing the remaining restrictions on dividends and buyback programs contained in such recommendation.

On November 18, 2021, BBVA announced that its Board of Directors had agreed to modify the Group’s shareholder distribution policy (announced on February 1, 2017), establishing a policy consisting of an annual distribution of between 40% and 50% of the consolidated ordinary profit of each year (excluding amounts and items of an extraordinary nature included in the consolidated income statement), compared to the previous policy of distributing between 35% and 40%. This policy is implemented through the distribution of an interim dividend for the year (which is expected to be paid in October of each year) and a final dividend or final distribution (which is expected to be paid at the end of the year and once the application of the result is approved, foreseeably in April of each year), with the possibility of combining cash distributions with share buybacks, all subject to the relevant authorizations and approvals applicable at any given time.
While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors. In particular, BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2022, BBVA had approximately €10.9 billion of reserves in excess of applicable capital and reserve requirements (based on a 12.76% phased-in total capital minimum requirement).
Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip, as applicable) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.
Cash Dividends
The annual general shareholders’ meeting held on April 20, 2021 approved a cash distribution of €0.059 (gross) per share from the share premium account, which was paid on April 29, 2021. On September 30, 2021 BBVA announced that its Board of Directors had approved the payment in cash of €0.08 per share, as a gross interim dividend against 2021 results, which was paid on October 12, 2021.
Additionally, the annual general shareholders’ meeting held on March 18, 2022 approved a cash distribution from the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year in the amount of €0.23 gross per share, which was paid on April 8, 2022. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,463 million. Further, the Board of Directors communicated on September 29, 2022 that the Board of Directors had approved the payment in cash of €0.12 per share, as a gross interim dividend against 2022 results, which was paid on October 11, 2022.
Finally, on February 1, 2023, BBVA announced that it intended to submit for the consideration of the corresponding BBVA governing bodies a cash distribution of €0.31 gross per share to be paid in April 2023 as final dividend for 2022.
Share Buyback Programs
2021-2022
On October 26, 2021, BBVA received the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months.
Upon receiving said authorization and making use of the delegation conferred by the BBVA general shareholders´ meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Delegated Regulation (EU) No 2016/1052 of the Commission, of March 8, 2016, to be executed in various tranches up to a maximum amount of €3.5 billion (US$4.0 billion, based on the exchange rate as of December 31, 2021) (the “Program Scheme”), with the purpose of reducing BBVA’s share capital, notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date.
In addition, the Board of Directors agreed, within the scope of the Program Scheme, to carry out a first share buyback program to be executed externally through a lead manager, J.P. Morgan AG, for a maximum amount of €1,500 million (US$1,699 million, based on the exchange rate as of December 31, 2021) and a maximum number of 637,770,016 shares, representing, approximately, 9.6% of BBVA's share capital as of the date of the agreement (the “First Tranche”). The First Tranche was announced on October 29, 2021 and the appointment of J.P. Morgan AG was announced on November 19, 2021. The implementation of the First Tranche began on November 22, 2021 and was completed on March 3, 2022 upon reaching the maximum monetary amount of €1,500 million, having acquired 281,218,710 shares representing, approximately, 4.22% of BBVA's share capital as of that date.

On June 15, 2022, BBVA notified that it had partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each, acquired derivatively by the Bank in execution of the First Tranche.
On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Program Scheme, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million (US$2,265 million, based on the exchange rate as of December 31, 2021) and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche.
As a continuation of the previous communication, on March 16, 2022, BBVA informed by means of an Inside Information filing with the CNMV that it had agreed to execute the Second Tranche: (i) through the execution of a first segment for an amount of up to €1,000 million, and a maximum of 356,551,306 shares (the “First Segment”), externally through Goldman Sachs International as lead manager, who would execute the purchase transactions through the broker Kepler Cheuvreux, S.A.; and (ii) once execution of the First Segment was completed, through the execution of a second and final segment (the “Second Segment”).
By means of an Other Relevant Information filing with the CNMV dated May 16, 2022, BBVA announced the completion of the execution of the First Segment upon reaching the maximum monetary amount of €1,000 million, having acquired 206,554,498 shares representing, approximately, 3.1% of BBVA’s share capital as of said date.
On June 28, 2022, BBVA communicated through an Inside Information filing with the CNMV that it would complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum of 149,996,808 shares. The execution of the Second Segment carried out by Citigroup Global Markets Europe AG as lead manager, as BBVA informed through an Inside Information filing on June 29, 2022. By means of an Other Relevant Information filing dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808), representing, approximately, 2.3% of BBVA’s share capital as of said date. On September 30, 2022, BBVA notified that it had, again, partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the Second Tranche and which were held as treasury shares.
2023
On February 1, 2023, BBVA announced that it intended to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €422 million, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution (see Notes 4 and 56 to the Consolidated Financial Statements).
Legal Proceedings
BBVA and its subsidiaries are involved in a number of legal and regulatory actions and proceedings, including legal claims and proceedings, civil and criminal regulatory proceedings, governmental investigations and proceedings, tax proceedings and other proceedings, in jurisdictions around the world. Legal and regulatory actions and proceedings are subject to many uncertainties, and their outcomes, including the timing thereof, the amount of fines or settlements or the form of any settlements, or changes in business practices we may need to introduce as a result thereof, any of which may be material, are often difficult to predict, particularly in the early stages of a particular legal or regulatory matter. See Note 24 to our Consolidated Financial Statements for information on the related provisions.
As of the date hereof, the Group is involved in a number of legal and regulatory actions and proceedings in various jurisdictions around the world (including, among others, Spain, Mexico and the United States), the adverse resolution of which may adversely impact the Group. See “Item 3. Key Information—Risk Factors—Legal Risks—The Group is party to a number of legal and regulatory actions and proceedings”, “Item 3. Key Information—Risk Factors—Legal Risks—The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by BBVA” and “Item 3. Key Information—Risk Factors—Regulatory, Tax, Compliance and Reporting Risks”.
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
From January 1, 2022 through December 31, 2022 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.078% and 7.492% (as a result of the implementation of the share buyback program), calculated on a daily basis. As of January 31, 2023, the percentage of outstanding shares held by BBVA and its affiliates was 0.143%.
Securities Trading in Spain
The Spanish securities market for equity securities consists of the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” or “SIBE” in Spanish, and hereinafter referred to as “Automated Quotation System”) and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2022, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
The general trading hours are as follows:
a.In a pre-opening auction held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on orders placed at that time. In this period of time orders can be entered, altered and cancelled but no trades can be executed. At the start of each session, the closing price of the previous session shall be taken as the reference price. There are static and dynamic price ranges for each listed share, calculated on the basis of the most recent historical volatility of each share, and made publicly available and updated on a regular basis by Sociedad de Bolsas.

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
Certain transactions may be executed in the Automated Quotation System outside the general trading hours between 5:40 p.m. and 8:00 p.m., such as block trades (consisting of previously agreed trades out of the order book, provided that they meet certain requirements) or trades related to the hedging or the execution of futures and options carried out in MEFF, the Spanish Derivatives Exchange.
Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas by the end of the trading day and published in the “Boletín de Cotización” and in the computer system by the beginning of the next trading day.
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
Laws 32/2011 and 11/2015 amended the Spanish Securities Market Act and Royal Decree 878/2015 replaced Royal Decree 116/1992 from February 3, 2016, introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions to allow post-trading Spanish systems to integrate into the TARGET2 Securities System (“T2S”). The project to reform Spain’s clearing, settlement and registry system and connect it to the T2S (the “Reform”) introduced significant changes that affected all classes of securities and all post-trade activities.

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
On April 12, 2021, Law 5/2021, implementing Directive (EU) 2017/828 of the European Parliament and of the Council of May 17, 2017, as regards the encouragement of long-term shareholder engagement was published, amending the Corporate Enterprises Act.
On December 23, 2022, the Official Bulletin of the Spanish Parliament published the draft bill of the new reinstated text of the Securities Market Act, which is currently in final discussion and voting stage in the Spanish Senate.
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
Upon receiving the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months on October 28, 2021, the Board approved a buyback scheme for a maximum amount of €3.5 billion that was executed in two tranches.
In addition, on February 1, 2023, BBVA announced that it intended to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €422 million, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution. For additional information, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.
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
Certain Powers of the Board of Directors
In general, provisions regarding directors are contained in our Bylaws. Also, our Board of Directors Regulations govern the internal procedures and the operation of the Board of Directors and its committees and directors’ rights and duties as described in their charter. The referred Board of Directors Regulations establishes that directors must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these are decisions relating to the appointment or removal of positions of the management body. Directors are not required to hold shares of BBVA in order to be appointed as such. As regards compensation in shares for executive directors, please see “Item 6. Directors, Senior Management and Employees—Compensation”.
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
Our General Meeting Regulations establish that annual and extraordinary general shareholders’ meetings must be called within the notice period required by law. This will be done by means of a notice published by the Board of Directors, or its proxy, in the Official Gazette of the Commercial Registry (“BORME”) or one of the highest-readership daily newspapers in Spain, and will be published on the National Securities Market Commission (“CNMV”) website and the Company website, except when legal provisions establish other media for disseminating the notice.
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
In addition, and according to Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17 (as amended first by article 4 of Royal Decree-Law 27/2021, of November 23, and ultimately by article 62 of Royal Decree-Law 20/2022, of December 27), effective November 19, 2020 and until December 31, 2024, the following persons will also be deemed to be foreign investors, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private – non listed – companies:
•EU and EFTA residents in countries other than Spain, and
•Spanish residents beneficially owned by EU or EFTA residents in countries other than Spain, that is, those in which a EU or EFTA resident other than in Spain ultimately owns or controls more than 25% of the share capital or voting rights of, or otherwise exercises control over, the Spanish resident.

Foreign direct investments (“FDI”) are:
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
Pursuant to Royal Decree 664/1999, of April 23, on the Applicable rules to Foreign Investments, foreign investors may freely invest in shares of Spanish companies except in the case they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17 (as amended by article 62 of Royal Decree-Law 20/2022, of December 27), or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of April 23. For information on certain additional regulation applicable to foreign direct investments, see “—Memorandum and Articles of Association—Restrictions on Foreign Investments”. Likewise, Royal Decree 664/1999, of April 23, and Law 19/2003, on exchange controls and foreign transactions, require notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy Affairs and Digital Transformation for administrative statistical and economical purposes. Shares in listed Spanish companies acquired or held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Iberclear member. When a foreign investor acquires shares that are subject to the reporting requirements of the CNMV regarding significant stakes, notice must be given directly by the foreign investor to the relevant authorities.
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
U.S. Tax Considerations
The following summary describes material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. The summary applies only to U.S. Holders that are eligible for the benefits of the Treaty (in each case, as defined under “—Spanish Tax Considerations” above) and that hold ADSs or ordinary shares as capital assets for tax purposes. This discussion does not address all of the tax consequences that may be relevant to any particular U.S. Holder, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences that may be relevant to holders subject to special rules, such as:
•certain financial institutions;
•dealers or traders in securities who use a mark-to-market method of accounting;
•persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•persons liable for the alternative minimum tax;
•tax-exempt entities;

•partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;
•persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; or
•persons who own or are deemed to own 10% or more of our stock, by vote or value.
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

Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under Spanish domestic law or the Treaty. Spanish taxes withheld in excess of the rate applicable under Spanish domestic law or the Treaty or that are otherwise refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations—Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex. For example, under applicable Treasury Regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Spanish income tax system meets all these requirements. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, the U.S. Holder may, at its election and subject to applicable limitations, deduct such Spanish taxes in computing its U.S. federal taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
Sale or Other Disposition of ADSs or Shares
For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year at the time of disposition. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Spanish taxes (if any) on sales or dispositions of ADSs will not be creditable.
Passive Foreign Investment Company Rules
Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”) and upon which taxpayers are currently permitted to rely, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2022 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable for that taxable year, and an interest charge would be imposed on the amount of tax allocated to such taxable year. The same treatment would apply to distributions received by a U.S. Holder on its ordinary shares or ADSs in a taxable year to the extent that such distributions exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADSs, whether any elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.
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
d.reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency
The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2022, the Depositary reimbursed us $565,169 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2022.

Category of Expenses	Amount Reimbursed in the year ended December 31, 2022
(In Dollars)
NYSE Listing Fees	310,602
Investor Relations Marketing	12,663
Professional Services	60,468
Annual General Shareholders’ Meeting Expenses	180,887
Other	549

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2022, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
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
Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2022 our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting
There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2022.
Our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young, S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated income statement, recognized income and expense, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated March 6, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young, S.L.
Madrid, Spain
March 6, 2023

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
We have determined that Mr. Jaime Félix Caruana Lacorte, current Chair of the Audit Committee, and the Audit Committee members Mr. José Miguel Andrés Torrecillas, Mrs. Belén Garijo López and Mrs. Ana Cristina Peralta Moreno are “audit committee financial experts” as such term is defined by the SEC.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table provides information on the aggregate fees paid and payable to our independent registered public accounting firms (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461 with respect to 2022 and KPMG Auditores, S.L., Madrid, Spain, Auditor Firm ID 1027 with respect to 2021), and their worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2022	2021
	(In Millions of Euros)
Audit Fees (1)	25.0	25.0
Audit-Related Fees (2)	0.9	1.1
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	25.9	26.1
(1)Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountants (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461 with respect to 2022 and KPMG Auditores, S.L., Madrid, Spain, Auditor Firm ID 1027 with respect to 2021) and their worldwide affiliates for the audit of BBVA’s annual financial statements, review of interim financial statements, SEC regulatory filings or services that are normally provided by our principal accountants and their worldwide affiliates in connection with statutory and regulatory filings or engagements for the relevant fiscal year.
(2)Aggregate fees paid and payable by BBVA for assurance and related services by our principal accountants (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461 with respect to 2022 and KPMG Auditores, S.L., Madrid, Spain, Auditor Firm ID 1027 with respect to 2021) and their worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above. This includes work related to the corporate social responsibility report of certain Group entities and certain regulatory work rendered by the independent auditor.
(3)Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountants (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461 with respect to 2022 and KPMG Auditores, S.L., Madrid, Spain, Auditor Firm ID 1027 with respect to 2021) and their worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)Aggregate fees paid and payable by BBVA for products and services provided by our principal accountants (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461 with respect to 2022 and KPMG Auditores, S.L., Madrid, Spain, Auditor Firm ID 1027 with respect to 2021) and their worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

The fees of our independent registered public accounting firms are recorded under “Other administrative expense” in our consolidated income statements for the relevant years.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2022.

2022	Total Number of Shares Purchased (1)	Average Price Paid per Share in Euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Euro Value) of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January	60,140,602	5.61	58,951,275	466,564,505
February	97,162,311	5.64	80,013,830	386,550,675
March	54,058,234	5.10	38,539,671	348,011,004
April	102,027,371	4.92	92,985,933	255,025,071
May	107,260,198	4.75	105,028,263	149,996,808
June	10,389,464	4.54	—	149,996,808
July	90,872,753	4.21	89,250,000	60,746,808
August	62,069,634	4.67	60,746,808	—
September	4,201,521	4.82	—	—
October	6,291,695	4.83	—	—
November	1,951,219	5.43	—	—
December	2,032,022	5.43	—	—
Total	598,457,024	4.96	525,515,780
(1)All of the purchases made in June 2022 and in the period from September to December 2022 (both inclusive), as well as the purchase of 1,189,327, 17,148,481, 15,518,563, 9,041,438, 2,231,935, 1,622,753 and 1,322,826 shares in January, February, March, April, May, July and August 2022, respectively, were made other than through a publicly announced plan or program and were made in open-market transactions.
(2)Refers to the number of shares purchased under the share buyback program in the relevant month. See “—Share Buyback Programs”.
(3)Refers to the maximum number of shares yet to be purchased under the share buyback program as of the end of the relevant month. See “—Share Buyback Programs”. As of January 31, February 28, March 31, April 30, May 31 and July 31, 2022, the dollar value of such shares was approximately $2,920 million (based on a euro/dollar exchange rate on January 31, 2022 of €1.00=$1.12), $2,440 million (based on a euro/dollar exchange rate on February 28, 2022 of €1.00=$1.12), $1,970 million (based on a euro/dollar exchange rate on March 31, 2022 of €1.00=$1.11), $1,324 million (based on a euro/dollar exchange rate on April 30, 2022 of €1.00=$1.05), $764 million (based on a euro/dollar exchange rate on May 31, 2022 of €1.00=$1.07) and $261 million (based on a euro/dollar exchange rate on July 31, 2022 of €1.00=$1.02), respectively. No purchases were undertaken in June 2022 and the information as of June 30, 2022 reiterates the information as of May 31, 2022, calculated as indicated above.
During 2022, we sold 82,834,993 shares through open-market transactions for an average price of €5.22 per share and we cancelled 637,770,016 shares pursuant to the share capital reductions that took place on June 16, 2022 and September 30, 2022.

Share Buyback Programs
2021-2022
On October 26, 2021, BBVA received the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months.
Upon receiving said authorization and making use of the delegation conferred by the BBVA general shareholders´ meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Delegated Regulation (EU) No 2016/1052 of the Commission, of March 8, 2016, to be executed in various tranches up to a maximum amount of €3.5 billion (US$4.0 billion, based on the exchange rate as of December 31, 2021) (the “Program Scheme”), with the purpose of reducing BBVA’s share capital, notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date.
In addition, the Board of Directors agreed, within the scope of the Program Scheme, to carry out a first share buyback program to be executed externally through a lead manager, J.P. Morgan AG, for a maximum amount of €1,500 million (US$1,699 million, based on the exchange rate as of December 31, 2021) and a maximum number of 637,770,016 shares, representing, approximately, 9.6% of BBVA's share capital as of the date of the agreement (the “First Tranche”). The First Tranche was announced on October 29, 2021 and the appointment of J.P. Morgan AG was announced on November 19, 2021. The implementation of the First Tranche began on November 22, 2021 and was completed on March 3, 2022 upon reaching the maximum monetary amount of €1,500 million, having acquired 281,218,710 shares representing, approximately, 4.22% of BBVA’s share capital as of that date.
On June 15, 2022, BBVA notified that it had partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each, acquired derivatively by the Bank in execution of the First Tranche.
On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Program Scheme, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million (US$2,265 million, based on the exchange rate as of December 31, 2021) and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche.
As a continuation of the previous communication, on March 16, 2022, BBVA informed by means of an Inside Information filing with the CNMV that it had agreed to execute the Second Tranche: (i) through the execution of a first segment for an amount of up to €1,000 million, and a maximum of 356,551,306 shares (the “First Segment”), externally through Goldman Sachs International as lead manager, who would execute the purchase transactions through the broker Kepler Cheuvreux, S.A.; and (ii) once execution of the First Segment was completed, through the execution of a second and final segment (the “Second Segment”).
By means of an Other Relevant Information filing with the CNMV dated May 16, 2022, BBVA announced the completion of the execution of the First Segment upon reaching the maximum monetary amount of €1,000 million, having acquired 206,554,498 shares representing, approximately, 3.1% of BBVA’s share capital as of said date.
On June 28, 2022, BBVA communicated through an Inside Information filing with the CNMV that it would complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum of 149,996,808 shares. The execution of the Second Segment carried out by Citigroup Global Markets Europe AG as lead manager, as BBVA informed through an Inside Information filing on June 29, 2022. By means of an Other Relevant Information filing dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808), representing, approximately, 2.3% of BBVA’s share capital as of said date. On September 30, 2022, BBVA notified that it had, again, partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the Second Tranche and which were held as treasury shares.
2023
On February 1, 2023, BBVA announced that it intended to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €422 million, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On July 1, 2021, we announced that the Board of Directors selected Ernst & Young, S.L. to be our independent registered public accounting firm for the 2022, 2023 and 2024 fiscal years. Such selection and change of independent registered public accounting firm was adopted at the proposal of the Audit Committee. This selection was approved by the shareholders at the annual shareholders’ meeting held on March 18, 2022.
The disclosure called for by paragraph (a) of Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 4, 2022.
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
Likewise, Law 10/2014, which completes the transposition of CRD IV into Spanish legislation, includes rules on corporate governance, among others, as regards board committees and their membership, establishing that the remuneration committee, the appointments committee and risk committee shall be composed of non-executive directors and at least one third of their members shall be independent and, in any event, the chair of these committees shall also be an independent director.
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
In addition, our Audit Committee is composed exclusively of independent directors and the Committee chair has experience in accounting, auditing and technical knowledge in the financial sector, in accordance with the specific regulations of the Audit Committee. Our Risk and Compliance Committee is composed exclusively of non-executive directors, the majority of whom (including its chair) are independent directors. Also, in accordance with the Spanish Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments and Corporate Governance Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairs) are independent directors.
Separate Meetings for Independent Directors
In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a committee with oversight functions meets, since these committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 21 of our Board of Directors Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 37 of the Board of Directors Regulations, the Lead Director coordinated during 2022 monthly meetings with non-executive directors, which took place following the meetings of the Board of Directors.
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
ITEM 18. FINANCIAL STATEMENTS
Please see pages F-1 through F-219.
ITEM 19 EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

4.1	Information on Compensation Plans (*)

8.1	Subsidiaries of Registrant (see Appendix I to IX to our Consolidated Financial Statements included herein)

10.1	Share Purchase Agreement between Banco Bilbao Vizcaya Argentaria, S.A. and The PNC Financial Services Group of November 15, 2020 (**)

12.1	Section 302 Group Executive Chairman Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABELS LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
(*)    Incorporated by reference to BBVA’s report on Form 6-K submitted on February 15, 2023 (SEC Accession No. 0001193125-23-040053), excluding the following sections of the Annual Report on the Remuneration of BBVA Directors: (i) “Executive summary of remunerations 2022” and (ii) section 4.3 B.(a) - “Annual Variable Remuneration 2022”.
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

Date: March 6, 2023

Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms for the years 2022, 2021 and 2020

Contents
CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022	F-180
APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2022	F-186
APPENDIX III. Changes and notifications of participations in the BBVA Group in 2022	F-187
APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2022	F-189
APPENDIX V. BBVA Group’s structured entities as of December 31, 2022. Securitization funds	F-190
APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2022, 2021 and 2020	F-191
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2022, 2021 and 2020	F-194
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-195
APPENDIX IX. Additional information on risk concentration	F-204

GLOSSARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. (the Company) as of December 31, 2022, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected credit losses related to loans and advances to customers
Description of the Matter
As discussed in note 7 to the consolidated financial statements, the Company’s expected credit losses (ECL) related to loans and advances to customers was €11,237 million as of December 31, 2022. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.

Auditing the assessment of the ECL related to loans and advances to customers involved subjective and complex auditor judgment as well as specialized skills and knowledge due to significant measurement uncertainty, including: (i) the Company’s overall methodology for estimating ECL related to loans and advances to customers, inclusive of the models and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), (ii) the need for and measurement of certain qualitative adjustments to the collective ECL, (iii) the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the present value of estimated future cashflows and the estimation of the recoverable amount of collateral, (iv) the complexity of mathematical calculations of the ECL of loans collectively and individually evaluated for impairment, and (v) the maintenance of updated and accurate relevant data elements and assumptions, including forward-looking information that could be affected by future economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s ECL assessment process related to loans and advances to customers, which included controls over management’s review of the data, models and assumptions used in the estimation process, including adjustments to the models.

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others: (i) evaluating the Company’s ECL methodology, (ii) evaluating a sample of models used in calculating the PD, EAD and LGD by inspecting model documentation, assessing the theoretical soundness and ongoing performance of the models, which included assessing the methodologies used and the assumptions incorporated into the models by management, (iii) assessing the need for and measurement of certain qualitative adjustments to the ECL by inspecting the documentation supporting the adjustment, evaluating the inputs and assumptions used by management and recalculating the amounts measured, (iv) recalculating the ECL for a sample of collective models and a sample of loans individually evaluated for impairment, including the present value of estimated future cashflows, and (v) testing the accuracy of underlying relevant data elements for a sample of loans by comparing it to contractual documentation and, for the forward-looking information, developing independent estimates of future economic conditions and comparing them to management’s estimates.

We also involved valuation specialists who assisted in testing the significant assumptions used to estimate the ECL for a sample of individually evaluated loans, by comparing management’s estimated recoverable amount of collateral to an independent range estimate for a sample of collaterals.

We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

Measurement of fair value of certain financial instruments
Description of the Matter
As discussed in note 8 to the consolidated financial statements, the Company has recorded €179,343 million of financial assets measured at fair value (of which €97,911 million were classified as Level 2 and €3,850 million were classified as Level 3) and €109,495 million of financial liabilities measured at fair value (of which €86,040 million were classified as Level 2 and €2,744 million were classified as Level 3) as of December 31, 2022. Fair value measurement of Level 2 and Level 3 financial instruments is based on valuation techniques, hypothesis and observable and unobservable inputs.

We identified as a critical audit matter the measurement of fair value of those financial instruments classified as Level 2 and Level 3 that require complex valuation techniques that use observable and unobservable market inputs and involve the application of management judgement, as further disclosed in note 8.1.1. Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate the fair value of these financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and/or assumptions, which were not directly observable in financial markets, such as certain interest rates, correlations and volatility inputs.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the Company’s fair value measurement of Level 2 and Level 3 financial instruments assessment process. For example, management’s controls over the development and approval and/or reassessment of the Company’s valuation models and methodologies.

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, evaluating the Company’s valuation models and methodologies by performing an independent revaluation of a sample of Level 2 and Level 3 financial instruments using independent models and inputs, and comparing our estimate to the Company’s fair value estimate.

We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young, S.L.
We have served as the Company’s auditor since 2022.
Madrid, Spain
March 6, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ KPMG Auditores, S.L.
We served as the Company’s auditor from 2017 to 2021.
Madrid, Spain
March 4, 2022

Consolidated balance sheets as of December 31, 2022, 2021 and 2020

ASSETS (Millions of Euros)
	Notes	2022	2021	2020
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	79,756	67,799	65,520
FINANCIAL ASSETS HELD FOR TRADING	10	110,671	123,493	105,878
Derivatives		39,908	30,933	40,183
Equity instruments		4,404	15,963	11,458
Debt securities		24,367	25,790	23,970
Loans and advances to central banks		1,632	3,467	53
Loans and advances to credit institutions		25,231	31,916	18,317
Loans and advances to customers		15,130	15,424	11,898
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	6,888	6,086	5,198
Equity instruments		6,511	5,303	4,133
Debt securities		129	128	356
Loans and advances to customers		247	655	709
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	913	1,092	1,117
Debt securities		913	1,092	1,117
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	58,980	60,421	69,440
Equity instruments		1,198	1,320	1,100
Debt securities		57,755	59,074	68,308
Loans and advances to credit institutions		26	27	33
FINANCIAL ASSETS AT AMORTIZED COST	14	422,061	372,676	367,668
Debt securities		43,606	34,781	35,737
Loans and advances to central banks		4,401	5,681	6,209
Loans and advances to credit institutions		16,031	13,276	14,575
Loans and advances to customers		358,023	318,939	311,147
DERIVATIVES - HEDGE ACCOUNTING	15	1,891	1,805	1,991
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	(148)	5	51
JOINT VENTURES AND ASSOCIATES	16	916	900	1,437
Joint ventures		100	152	149
Associates		816	749	1,288
INSURANCE AND REINSURANCE ASSETS	23	210	269	306
TANGIBLE ASSETS	17	8,737	7,298	7,823
Properties, plant and equipment		8,441	7,107	7,601
For own use		7,911	6,874	7,311
Other assets leased out under an operating lease		530	233	290
Investment properties		296	191	222
INTANGIBLE ASSETS	18	2,156	2,197	2,345
Goodwill		707	818	910
Other intangible assets		1,449	1,379	1,435
TAX ASSETS	19	16,472	15,850	16,526
Current tax assets		1,978	932	1,199
Deferred tax assets		14,494	14,917	15,327
OTHER ASSETS	20	2,614	1,934	2,513
Insurance contracts linked to pensions		—	—	—
Inventories		325	424	572
Other		2,289	1,510	1,941
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	1,022	1,061	85,987
TOTAL ASSETS	3 / 6	713,140	662,885	733,797
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2022, 2021 and 2020

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2022	2021	2020
FINANCIAL LIABILITIES HELD FOR TRADING	10	95,611	91,135	84,109
Derivatives		37,909	31,705	41,680
Short positions		13,487	15,135	12,312
Deposits from central banks		3,950	11,248	6,277
Deposits from credit institutions		28,924	16,176	14,377
Customer deposits		11,341	16,870	9,463
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	10,580	9,683	10,050
Customer deposits		700	809	902
Debt certificates		3,288	3,396	4,531
Other financial liabilities		6,592	5,479	4,617
Memorandum item: Subordinated liabilities		—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	22	528,629	487,893	490,606
Deposits from central banks		38,323	47,351	45,177
Deposits from credit institutions		26,935	19,834	27,629
Customer deposits		393,856	349,761	342,661
Debt certificates		55,429	55,763	61,780
Other financial liabilities		14,086	15,183	13,358
Memorandum item: Subordinated liabilities		12,509	14,808	16,488
DERIVATIVES - HEDGE ACCOUNTING	15	3,303	2,626	2,318
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	11,848	10,865	9,951
PROVISIONS	24	4,933	5,889	6,141
Pensions and other post-employment defined benefit obligations		2,632	3,576	4,272
Other long term employee benefits		466	632	49
Provisions for taxes and other legal contingencies		685	623	612
Commitments and guarantees given		770	691	728
Other provisions		380	366	479
TAX LIABILITIES	19	2,742	2,413	2,355
Current tax liabilities		1,415	644	545
Deferred tax liabilities		1,326	1,769	1,809
OTHER LIABILITIES	20	4,880	3,621	2,802
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	—	—	75,446
TOTAL LIABILITIES		662,526	614,125	683,777
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2022, 2021 and 2020

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2022	2021	2020
SHAREHOLDERS’ FUNDS		64,422	60,383	58,904
Capital	26	2,955	3,267	3,267
Paid up capital		2,955	3,267	3,267
Unpaid capital which has been called up		—	—	—
Share premium	27	20,856	23,599	23,992
Equity instruments issued other than capital		—	—	—
Other equity		63	60	42
Retained earnings	28	32,536	31,841	30,508
Revaluation reserves	28	—	—	—
Other reserves	28	2,345	(1,857)	(164)
Reserves or accumulated losses of investments in joint ventures and associates		(221)	(247)	(164)
Other		2,566	(1,610)	—
Less: treasury shares	29	(29)	(647)	(46)
Profit or loss attributable to owners of the parent		6,420	4,653	1,305
Less: Interim dividends	4	(722)	(532)	—
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(17,432)	(16,476)	(14,356)
Items that will not be reclassified to profit or loss		(1,881)	(2,075)	(2,815)
Actuarial gains (losses) on defined benefit pension plans		(760)	(998)	(1,474)
Non-current assets and disposal groups classified as held for sale		—	—	(65)
Share of other recognized income and expense of investments in joint ventures and associates		—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,194)	(1,079)	(1,256)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		72	2	(21)
Items that may be reclassified to profit or loss		(15,550)	(14,401)	(11,541)
Hedge of net investments in foreign operations (effective portion)		(1,408)	(146)	(62)
Foreign currency translation		(13,103)	(14,988)	(14,185)
Hedging derivatives. Cash flow hedges (effective portion)		(458)	(533)	10
Fair value changes of debt instruments measured at fair value through other comprehensive income		(562)	1,274	2,069
Hedging instruments (non-designated items)		—	—	—
Non-current assets and disposal groups classified as held for sale		—	—	644
Share of other recognized income and expense of investments in joint ventures and associates		(18)	(9)	(17)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	3,624	4,853	5,471
Accumulated other comprehensive income (loss)		(3,112)	(8,414)	(6,949)
Other items		6,736	13,267	12,421
TOTAL EQUITY		50,615	48,760	50,020
TOTAL EQUITY AND TOTAL LIABILITIES		713,140	662,885	733,797

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2022	2021	2020
Loan commitments given	33	136,920	119,618	132,584
Financial guarantees given	33	16,511	11,720	10,665
Other commitments given	33	39,137	34,604	36,190
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated income statements for the years ended December 31, 2022, 2021 and 2020

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2022	2021	2020
Interest and other income	37.1	31,432	23,015	22,389
Financial assets at fair value through other comprehensive income		3,110	1,880	1,392
Financial assets at amortized cost		25,258	18,364	18,357
Other interest income		3,064	2,770	2,640
Interest expense	37.2	(12,279)	(8,329)	(7,797)
NET INTEREST INCOME		19,153	14,686	14,592
Dividend income	38	123	176	137
Share of profit or loss of entities accounted for using the equity method	39	21	1	(39)
Fee and commission income	40	8,261	6,997	5,980
Fee and commission expense	40	(2,907)	(2,232)	(1,857)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	64	134	139
Financial assets at amortized cost		8	27	106
Other financial assets and liabilities		56	106	33
Gains (losses) on financial assets and liabilities held for trading, net	41	562	341	777
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		562	341	777
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	(67)	432	208
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		(67)	432	208
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	150	335	56
Gains (losses) from hedge accounting, net	41	(45)	(214)	7
Exchange differences, net	41	1,275	883	359
Other operating income	42	528	661	492
Other operating expense	42	(3,438)	(2,041)	(1,662)
Income from insurance and reinsurance contracts	43	3,103	2,593	2,497
Expense from insurance and reinsurance contracts	43	(1,892)	(1,685)	(1,520)
GROSS INCOME		24,890	21,066	20,166
Administration costs		(9,432)	(8,296)	(7,799)
Personnel expense	44.1	(5,612)	(5,046)	(4,695)
Other administrative expense	44.2	(3,820)	(3,249)	(3,105)
Depreciation and amortization	45	(1,328)	(1,234)	(1,288)
Provisions or reversal of provisions	46	(291)	(1,018)	(746)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(3,379)	(3,034)	(5,179)
Financial assets measured at amortized cost		(3,303)	(3,017)	(5,160)
Financial assets at fair value through other comprehensive income		(76)	(17)	(19)
NET OPERATING INCOME		10,460	7,484	5,153
Impairment or reversal of impairment of investments in joint ventures and associates	48	42	—	(190)
Impairment or reversal of impairment on non-financial assets	49	(27)	(221)	(153)
Tangible assets		53	(161)	(125)
Intangible assets		(25)	(19)	(19)
Other assets		(55)	(41)	(9)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		(11)	24	(7)
Negative goodwill recognized in profit or loss		—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	(108)	(40)	444
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		10,356	7,247	5,248
Tax expense or income related to profit or loss from continuing operations	19	(3,529)	(1,909)	(1,459)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		6,827	5,338	3,789
Profit (loss) after tax from discontinued operations	21	—	280	(1,729)
PROFIT (LOSS)		6,827	5,618	2,060
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	31	407	965	756
ATTRIBUTABLE TO OWNERS OF THE PARENT		6,420	4,653	1,305

Consolidated income statements for the years ended December 31, 2022, 2021 and 2020 (continued)

EARNINGS (LOSSES) PER SHARE (Euros)
	Notes	2022	2021	2020
EARNINGS (LOSSES) PER SHARE (Euros)	5	0.99	0.67	0.14
Basic earnings (losses) per share from continuing operations		0.99	0.63	0.40
Diluted earnings (losses) per share from continuing operations		0.99	0.63	0.40
Basic earnings (losses) per share from discontinued operations		—	0.04	(0.26)
Diluted earnings (losses) per share from discontinued operations		—	0.04	(0.26)
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2022, 2021 and 2020

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2022	2021	2020
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	6,827	5,618	2,060
OTHER RECOGNIZED INCOME (EXPENSE)	810	(3,977)	(5,375)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	190	358	(822)
Actuarial gains (losses) from defined benefit pension plans	354	218	(88)
Non-current assets and disposal groups held for sale	—	(3)	17
Share of other recognized income and expense of entities accounted for using the equity method	—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	(121)	189	(796)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	100	33	4
Income tax related to items not subject to reclassification to income statement	(143)	(80)	40
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	621	(4,335)	(4,553)
Hedge of net investments in foreign operations (effective portion)	(1,172)	(117)	378
Valuation gains (losses) taken to equity	(1,172)	(117)	378
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Foreign currency translation	3,387	(2,256)	(4,873)
Translation gains (losses) taken to equity	3,387	(2,239)	(4,873)
Transferred to profit or loss	—	(17)	—
Other reclassifications	—	—	—
Cash flow hedges (effective portion)	97	(691)	230
Valuation gains (losses) taken to equity	116	(553)	230
Transferred to profit or loss	(19)	(137)	—
Transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Debt securities at fair value through other comprehensive income	(2,454)	(1,139)	460
Valuation gains (losses) taken to equity	(2,484)	(1,082)	515
Transferred to profit or loss	30	(57)	(54)
Other reclassifications	—	—	—
Non-current assets and disposal groups held for sale	—	(663)	(492)
Valuation gains (losses) taken to equity	—	(30)	(472)
Transferred to profit or loss	—	(633)	(20)
Other reclassifications	—	—	—
Entities accounted for using the equity method	(7)	8	(13)
Income tax relating to items subject to reclassification to income statements	770	523	(243)
TOTAL RECOGNIZED INCOME (EXPENSE)	7,637	1,640	(3,315)
Attributable to minority interest (non-controlling interests)	1,351	(500)	(606)
Attributable to the parent company	6,286	2,141	(2,709)
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2022												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2022 ⁽¹⁾	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
Total income/expense recognized	—	—	—	—	—	—	—	—	6,420	—	(134)	944	407	7,637
Other changes in equity	(313)	(2,743)	—	3	695	—	4,202	617	(4,653)	(190)	(822)	4,358	(6,938)	(5,783)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(313)	(2,743)	—	—	250	—	(355)	3,160	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,463)	—	—	—	—	(722)	—	—	(185)	(2,370)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,966)	—	—	—	—	—	(2,966)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	423	—	—	—	—	—	432
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity (2) (see Note 2.2.19)	—	—	—	—	2,234	—	2,709	—	(4,653)	532	(822)	4,358	(4,358)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity (2)	—	—	—	25	(326)	—	1,839	—	—	—	—	—	(2,395)	(857)
Balance as of December 31, 2022	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
(1) Balances as of December 31, 2021 as originally reported in the Consolidated Financial Statements for the year 2021.
(2) The headings "Transfers within equity" and "Other increases or decreases in equity" include the effects of the application of IAS 29 in the subsidiaries in Turkey (see Note 2.2.19) for amounts of €1,873 million in "Retained earnings", €1,862 million in "Accumulated other comprehensive income (loss)" and, under the heading of "Non-controlling interests" include, €1,621 million in "Other" and €1,480 million in "Accumulated other comprehensive income (loss)".
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
2021	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2021 ⁽¹⁾	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
Total income/expense recognized	—	—	—	—	—	—	—	—	4,653	—	(2,512)	(1,465)	965	1,640
Other changes in equity	—	(393)	—	17	1,333	—	(1,693)	(600)	(1,305)	(532)	391	—	(119)	(2,900)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	(393)	—	—	—	—	—	—	—	(532)	—	—	(119)	(1,045)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,022)	—	—	—	—	—	(1,022)
Sale or cancellation of treasury shares	—	—	—	—	—	—	17	421	—	—	—	—	—	438
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity	—	—	—	—	1,693	—	(780)	—	(1,305)	—	391	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Other increases or (-) decreases in equity	—	—	—	28	(360)	—	(930)	—	—	—	—	—	1	(1,260)
Balance as of December 31, 2021	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
(1) Balances as of December 31, 2020 as originally reported in the Consolidated Financial Statements for the year 2020.
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2020												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2020 (¹)	3,267	23,992	—	56	26,402	—	(125)	(62)	3,512	(1,084)	(7,234)	(3,527)	9,728	54,925
Effect of changes in accounting policies	—	—	—	—	2,986	—	6	—	—	—	(2,992)	(2,045)	2,045	—
Adjusted initial balance	3,267	23,992	—	56	29,388	—	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income/expense recognized	—	—	—	—	—	—	—	—	1,305	—	(4,014)	(1,361)	755	(3,315)
Other changes in equity	—	—	—	(14)	1,120	—	(45)	16	(3,512)	1,084	(116)	(16)	(107)	(1,590)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,066)	—	—	—	—	—	—	—	(124)	(1,190)
Purchase of treasury shares	—	—	—	—	—	—	—	(807)	—	—	—	—	—	(807)
Sale or cancellation of treasury shares	—	—	—	—	—	—	—	823	—	—	—	—	—	823
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity	—	—	—	—	2,585	—	(41)	—	(3,512)	1,084	(116)	(16)	16	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity	—	—	—	8	(399)	—	(4)	—	—	—	—	—	1	(394)
Balance as of December 31, 2020	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
(1) Balances as of December 31, 2019 as originally reported in the Consolidated Financial Statements for the year 2019.
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	2022	2021	2020
A) CASH FLOWS FROM OPERATING ACTIVITIES		23,718	(1,242)	39,349
Of which hyperinflation effect from operating activities	2.2.19	2,692	—	—
Profit for the year		6,827	5,618	2,060
Adjustments to obtain the cash flow from operating activities		11,770	7,688	11,653
Depreciation and amortization		1,328	1,234	1,288
Other adjustments		10,442	6,454	10,365
Net increase/decrease in operating assets		(42,900)	(38,267)	(57,370)
Financial assets held for trading		14,658	(17,031)	(10,351)
Non-trading financial assets mandatorily at fair value through profit or loss		(421)	(908)	(241)
Other financial assets designated at fair value through profit or loss		179	25	97
Financial assets at fair value through other comprehensive income		(1,014)	7,116	(16,649)
Financial assets at amortized cost		(55,754)	(28,062)	(30,212)
Other operating assets		(548)	592	(15)
Net increase/decrease in operating liabilities		51,256	25,266	84,961
Financial liabilities held for trading		2,907	6,479	247
Other financial liabilities designated at fair value through profit or loss		293	(837)	647
Financial liabilities at amortized cost		48,161	19,682	84,853
Other operating liabilities		(105)	(58)	(787)
Collection/Payments for income tax		(3,234)	(1,546)	(1,955)
B) CASH FLOWS FROM INVESTING ACTIVITIES		(3,911)	(1,634)	(37)
Of which hyperinflation effect from investing activities	2.2.19	759	—	—
Investment		(4,506)	(12,472)	(1,185)
Tangible assets		(1,812)	(396)	(632)
Intangible assets		(630)	(550)	(491)
Investments in joint ventures and associates		(81)	(50)	(62)
Subsidiaries and other business units		(1,389)	—	—
Non-current assets classified as held for sale and associated liabilities	21	(594)	(11,476)	—
Other settlements related to investing activities		—	—	—
Divestments		596	10,838	1,148
Tangible assets		29	78	558
Intangible assets		—	—	—
Investments in joint ventures and associates		127	80	307
Subsidiaries and other business units		—	10	—
Non-current assets classified as held for sale and associated liabilities	21	440	10,670	283
Other collections related to investing activities		—	—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES		(7,563)	(4,349)	(2,069)
Of which hyperinflation effect from financing activities	2.2.19	—	—	—
Payments		(7,996)	(4,786)	(5,316)
Dividend distribution (shareholders remuneration)		(2,185)	(926)	(1,065)
Subordinated liabilities		(2,258)	(2,301)	(2,820)
Treasury share amortization		(313)	—	—
Treasury share acquisition		(2,670)	(1,022)	(807)
Other items relating to financing activities		(571)	(538)	(624)
Collections		434	438	3,247
Subordinated liabilities		—	—	2,425
Treasury shares increase		—	—	—
Treasury shares disposal		434	438	822
Other items relating to financing activities		—	—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(288)	(1,864)	(4,658)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		11,957	(9,089)	32,585
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (¹)		67,799	76,888	44,303
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F) (2)		79,756	67,799	76,888

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	Notes	2022	2021	2020
Cash	9	6,533	6,877	6,447
Balance of cash equivalent in central banks	9	67,314	55,004	53,079
Other financial assets	9	5,909	5,918	5,994
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		79,756	67,799	65,520
TOTAL CASH AND CASH EQUIVALENTS CLASSIFIED AS NON-CURRENT ASSETS AND DISPOSABLE GROUPS CLASSIFIED AS HELD FOR SALE IN THE UNITED STATES	21	—	—	11,368
(1) In 2021 it includes the balance of the Group's businesses in the United States included within the scope of the USA Sale (see Notes 3 and 21).
(2) With respect to 2020 only, it includes the balance of the companies in the United States included within the scope of the USA Sale (see Notes 3 and 21).
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
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter the “Group” or the “BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.
As of December 31, 2022, the BBVA Group had 203 consolidated entities and 43 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).
The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2022, were authorized for issue on March 6, 2023.
1.2Basis for the presentation of the Consolidated Financial Statements
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2022, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The BBVA Group’s Consolidated Financial Statements for the year ended December 31, 2022 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 9, 2023) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2022, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2022.
These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
1.3Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.4Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 7, 13, 14 and 16).
–The assumptions used to quantify certain provisions (see Notes 23 and 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).
–The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, and 21).

–The valuation of goodwill and price allocation of business combinations (see Note 18).
–The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12, 13 and 15).
–The recoverability of deferred tax assets (see Note 19).
The great macroeconomic and geopolitical uncertainty (see Note 7.1) has resulted in greater complexity in developing reliable estimates and applying judgment. Therefore, while these estimates have been made on the basis of the best available information on the matters analyzed, as of December 31, 2022, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the consolidated financial statements.
During 2022 there have been no other significant changes in the estimates made as of December 31, 2021 and 2020, other than those indicated in these Consolidated Financial Statements.
1.5BBVA Group’s Internal Control over Financial Reporting
BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (ICFR). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.
The ICFR model is compliant with the control framework established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter "COSO"). The COSO 2013 framework sets out five components that constitute the basis of the effectiveness and efficiency of the internal control systems:
–The establishment of an appropriate control framework.
–The assessment of the risks that could arise during the preparation of the financial information.
–The design of the necessary controls to mitigate the identified risks.
–The establishment of an appropriate system of information to detect and report system weaknesses.
–The monitoring over the controls to support correct performance and effectiveness over time.
The ICFR model is a dynamic model that continuously evolves over time to reflect the reality of the BBVA Group’s businesses and processes, as well as the risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal financial control units located in the different entities of BBVA Group.
In order to guarantee the necessary independence of the aforementioned internal financial control units, they are integrated within the Regulation & Internal Control area, whose head reports to the Board of Directors through its Committees, and defines and coordinates the Group's entire internal control model, based on two pillars:
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
c.The third line of defense (3LoD) is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the control model, both the first and second line of defense functions.
–A committee structure in the Group, called Corporate Assurance, which enables the escalation of possible weaknesses to the Management as well as the management of issues related to internal control, both at a consolidated level and also in each of the countries where the Group operates.
The RCA and RCS Finance (Internal Financial Control) units comply with a common and standard methodology established at the Group level, as set out in the following diagram:

The ICFR model is subject to evaluation on a regular basis by the Control areas (RCAs and RCSs), and annually by the Group’s Internal Audit Unit. It is also supervised by the Audit Committee of the Bank’s Board of Directors.
The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act (hereafter, “SOX”) for the preparation of the consolidated Financial Statements, as a company with securities registered with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design and implementation of the internal control model with the aim of making it effective and to support the quality and accuracy of the financial information.
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
2.1Principles of consolidation
In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:
–Subsidiaries
Subsidiaries are entities controlled by the Group (for definition of control, see Glossary). The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Minority interests (Non-controlling interests)” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest (non-controlling interests)” in the consolidated income statement (see Note 31).
Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2022, 2021 and 2020. Appendix I includes other significant information on all entities.
–Joint ventures
Joint ventures are those entities for which there is a joint control arrangement with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).
The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method as of December 31, 2022.
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
In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2022, 2021 and 2020, these entities are not significant to the Group.

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
As of December 31, 2022, 2021 and 2020, there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.
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
The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2022, financial statements as of December 31 of all Group entities were utilized except in the case of the consolidated financial statements of five associates deemed non-significant for which financial statements as of November 30, 2022 were used.
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
In preparing the Consolidated Financial Statements, the following accounting principles and policies and assessment criteria have been applied:
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
The classification of financial instruments in the categories of amortized cost or fair value depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the "solely payments of principal and interest" criterion (hereinafter the "SPPI").
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
–The risks and their management, which affect the performance of the business model;
–The way in which business model managers are remunerated;
–The frequency, amount and timing of sales in previous years, the reasons for such sales and expectations regarding future sales.
In this sense, the Group has established policies and has developed procedures in each geographical area to determine when the sales of financial assets classified in the amortized cost category are considered infrequent (even when significant), or are insignificant (even when frequent), to ensure compliance with such business model.
Furthermore, it is considered that any sales that may occur because the financial asset is close to maturity, due to an increase in credit risk, or to satisfy liquidity needs, are compatible with the amortized cost model.
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
“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss”
Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss” are derived from a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from recognizing or measuring such financial assets on different bases.
The assets recognized under these headings of the consolidated balance sheet are measured upon acquisition at fair value and changes in the fair value (gains or losses and foreign exchange differences) are recognized as their net value, when applicable, under the headings “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net” and “Gains (losses) on financial assets designated at fair value through profit or loss, net” in the consolidated income statement (see Note 41).
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
The amounts recognized under the headings “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until a loss allowance is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net” in the consolidated income statements (see Note 41).
The net loss allowances in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at fair value through other comprehensive income” (see Note 47) in the consolidated income statement for the year. Interest income on these instruments is recorded in the consolidated profit and loss account (see Note 37). Changes in foreign exchange rates are recognized under the heading “Exchange differences, net" in the consolidated income statements (see Note 41).

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
“Financial assets at amortized cost”
The assets under this category are subsequently measured at amortized cost, after initial recognition, using the "effective interest rate" method. In the case of floating rate instruments, including inflation-linked bonds, the periodic updates of cash flows to reflect the movement of interest rates and inflation impact the effective interest rate prospectively.
Net loss allowances of assets recorded under these headings arising in each year, calculated using the IFRS 9 model, are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification – Financial assets measured at amortized cost” in the consolidated income statement for such year (see Note 47).
Classification and measurement of financial liabilities
Classification of financial liabilities
Financial liabilities are classified in the following categories:
–Financial liabilities at amortized cost;
–Financial liabilities that are held for trading, including derivatives, are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments or generate short-term results;
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
“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss“
The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheets are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the consolidated income statements (see Note 41). The changes in the own credit risk of the liabilities designated under the fair value option is presented in “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”, unless this treatment brings about or increases an asymmetry in the income statement. Changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences, net” in the consolidated income statements (Note 41).
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
Hedging financial derivatives are used to hedge changes in the value of assets and liabilities, changes in cash flows, or the net investment in a foreign business. Fair value hedging is established for fixed rate financial instruments, and cash flow hedges are used for variable rate financial instruments. The Group also carries out exchange risk hedging operations.
Hedging accounting follows IAS 39, and the effectiveness of hedges is evaluated both retrospectively and prospectively, so that they remain within a range between 80% and 125%. The ineffectiveness of hedges, defined as the difference between the change in value of the hedging instrument and the hedged item in each period, attributable to the hedged risk, is recognized in the income statement. This includes both the amount of the ineffectiveness of the hedges established to manage interest rate risk in the period, as well as the ineffectiveness of the hedges established to manage exchange risk, which is mainly attributable to the temporary value of hedges established to manage exchange rate risk (see Notes 15 and 41).
Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:
–In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable, except for interest-rate risks hedges (which are almost all of the hedges used by the Group), for which the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the consolidated income statement (see Note 37).
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
–In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion is recognized temporarily under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)” in the consolidated balance sheets, with a corresponding offset under the heading “Hedging derivatives” of the assets or liabilities of the consolidated balance sheets as applicable. These differences are recognized in the consolidated income statement at the time the gains or losses of the hedged item are recorded in the income statement, at the time the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the cash flow hedges carried out by the Group relate to interest rate risk and inflation risk of financial instruments, so their valuation changes are recognized under the heading "Interest and other income" or "Interest expense” in the consolidated income statement (see Note 37).
–The changes in value of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 41).
–In hedges of net investments in foreign businesses, the valuation changes attributable to the effective portions of hedging items are recognized temporarily under the heading "Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss – Hedging of net investments in foreign operations (effective portion)" in the consolidated balance sheets with a corresponding offset under the heading “Hedging derivatives” of the assets or liabilities of the consolidated balance sheets, as applicable. These valuation changes will be recognized in the consolidated income statement when the investment in a foreign business is disposed of or derecognized (see Note 41).
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
–Stage 3 – Impaired
When there is objective evidence that the instrument is credit-impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated, as in stage 2, as the expected credit loss during the entire life of the asset.
When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.
The BBVA Group has applied the following definitions:
–Credit-impaired asset
An asset is credit-impaired (stage 3) if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset.
Historically, the definition of credit-impaired asset under IFRS 9 has been substantially aligned with the definition of default used by the Group for internal credit risk management, which is also the definition used for regulatory purposes. In 2021 the Group updated its definition of default to conform to that set forth in the European Banking Authority (hereinafter EBA) Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). The Group consequently updated the definition of credit-impaired asset (stage 3), considering it a change in accounting estimates, re-establishing the consistency with the definition of default and guaranteeing the integration of both definitions in credit risk management.
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
According to IFRS 9, the 90-days past due default is a presumption that can be rebutted in those cases where the entity considers, based on reasonable and supportable information, that it is appropriate to use a longer term. As of December 31, 2022, the Group has not used terms exceeding 90 days past due.
b.Impaired assets for subjective reasons (other than delinquency): when circumstances are identified that show, even in the absence of defaults, that it is not probable that the debtor will fully comply with its financial obligations. For this purpose, the following indicators are considered, among others:
– Significant financial difficulties of the issuer or the borrower.
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
In any case, a restructuring will be considered impaired when the reduction in the net present value of the financial obligation is greater than 1%, in accordance with the management criteria introduced during 2021.
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
These criteria are aligned in all the geographical areas of the Group, maintaining only minor differences to facilitate the integration of management at the local level.
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
a.More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2022, the Group has not considered periods higher than 30 days.
b.Watch List: They are subject to special watch by the Risk units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.
c.Refinance or restructuring that does not show evidence of impairment, or that, having been previously identified, the existence of significant increase in credit risk may still exist.
Although the standard introduces a series of operational simplifications, also known as practical solutions, for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date. This possibility is limited to those financial instruments that are classified as having high credit quality and high liquidity to comply with the liquidity coverage ratio (hereinafter, "LCR"). This does not prevent these assets from being assigned the credit risk coverage that corresponds to their classification as stage 1 based on their credit rating and macroeconomic expectations.

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
For the collective measurement of expected losses the instruments are classified into groups of assets based on their risk characteristics. Exposure within each group is grouped according to credit risk common characteristics, which indicate the payment capacity of the borrower according to the contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors (see Note 7.2.1):
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
Derecognition of the balance due to impairment on financial assets (write-offs)
Debt instruments are classified as written-off once, after being analyzed, it is reasonably considered that their recovery is remote due to the notorious and irrecoverable deterioration of the solvency of the holder of the operation.
Based on their procedures and particularities, the Group entities recognize operations as a write-off where, following their analysis, there are no reasonable expectations of recovery of the debt, taking into account aspects such as: the time elapsed since the classification as doubtful operations due to delinquency, the coverage levels achieved, type of portfolio or product, bankruptcy status of the holder and the existence of guarantees, their valuation and execution capacity. In those cases where the guarantee is significant, there is the possibility of making partial write-offs on the non-guaranteed portion.
The classification of an operation as written-off, entails the recognition of losses for the carrying amount of the related debt and results in a derecognition in the same amount from the balance sheet (see Note 7.2.5).
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
2.2.4Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The heading “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet includes the carrying amount of individual items or items integrated in a group ("disposal group") or that form part of a significant business line or geographical area that is intended to be disposed of (“discontinued operation”) whose sale is highly probable to take place under the current conditions within a period of one year from the date to which the financial statements refer. Additionally, assets that were expected to be disposed of within a year but which disposal is delayed due to events and circumstances beyond the control of the Group can be classified as held for sale (see Note 21).
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
Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified in the consolidated income statement according to their nature.
Income and expense for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit (loss) after tax from discontinued operations” in the consolidated income statement (see Notes 3 and 21). This heading includes the earnings from their sale or other disposal (net of tax effects).
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
The tangible asset depreciation charges are recognized in the consolidated income statements under the heading "Depreciation and Amortization" (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

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

In a business combination achieved in stages, in which the Group starts with an investment, an associate (investee) or a joint venture, the acquirer shall measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” of the consolidated income statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree. If so, the amount that was recognized in the consolidated financial statements shall be recorded on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.
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
2.2.7Intangible assets
Goodwill
Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized in a business combination. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written down if there has been impairment (see Note 18).
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
Other intangible assets
These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life (see Note 18.2).
Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful life intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The amortization charge of these assets is recognized in the consolidated income statements under the heading "Depreciation and amortization" (see Note 45).

The consolidated entities recognize any impairment losses on the carrying amount of these assets with a charge to the heading “Impairment or reversal of impairment on non-financial assets- Intangible assets” in the consolidated income statements (see Note 49). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.
2.2.8Insurance and reinsurance contracts
The assets and liabilities of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheet.
The heading “Insurance and reinsurance assets” in the consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the reinsurer´s share of the technical provisions recognized by the consolidated insurance subsidiaries.
The heading “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts open at period-end (see Note 23).
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
The "Tax Assets" line item in the consolidated balance sheets includes the amount of all the assets of a tax nature, broken down into: "Current” (amounts of tax recoverable in the next twelve months) and "Deferred" (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The "Tax Liabilities" line item in the consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: "Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and "Deferred" (the amount of corporate tax payable in subsequent years).
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
Other long-term employee benefits
In addition to the above commitments, certain Group entities provide long-term service awards to their employees, consisting mainly of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service. This heading also includes the commitments related to the termination of employment contracts according to the collective layoff procedure carried out in BBVA, S.A. in 2021.
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
2.2.12Equity-settled share-based payment transactions
Equity –settled share-based payment transactions, provided they constitute the delivery of such equity instruments once completion of a specific period of services has occurred, are recognized as an expense for services being provided by employees, with a corresponding entry under the heading “Shareholders’ funds – Other equity” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.
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
2.2.13Termination benefits
Termination benefits are recognized in the financial statements when the BBVA Group agrees to terminate employment contracts with its employees or from the time the costs for a restructuring that involves the payment of compensation for the termination of contracts with its employees are recorded. This happens when there is a formal and detailed plan in which the fundamental modifications to be made are identified, and whenever said plan has begun to be executed or its main characteristics or objective facts about its execution have been publicly announced. The collective layoff procedure carried out at BBVA, S.A. in 2021 complies with these conditions.
2.2.14Treasury shares
The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading "Shareholders’ funds - Treasury shares" in the consolidated balance sheets (see Note 29).
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
–Income and expense are converted at the period’s average exchange rates for all the operations carried out during the year, except in those geographical areas where IAS 29 “Financial Reporting in Hyperinflationary Economies” applies (see Note 2.2.19). When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.
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
The financial statements of companies of hyperinflationary economies are restated for the effects of changes in prices before their conversion to euros following the provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies" (see Note 2.2.19). Both these adjustments for inflation and the exchange differences that arise when converting the financial statements of companies into hyperinflationary economies are accounted for in “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation”.
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
As of December 31, 2022, 2021 and 2020, the impact on the consolidated financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.19).
2.2.16Recognition of income and expense
The most significant policies used by the BBVA Group to recognize its income and expense are as follows.
–Interest income and expense and similar items:
As a general rule, interest income and expense and similar items are recognized on the basis of their period of accrual using the effective interest rate method. In the particular case of inflation-indexed bonds, interest income also includes the effect of real inflation experienced in the period.
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
–Commissions, fees and similar items:
Income and expense relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this regard are:
a.Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized immediately in the income statement.
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
Amortization is calculated using the straight-line method over the lifetime of the lease contract, on the basis of the cost of the assets. The tangible asset depreciation charges are recognized in the consolidated income statements under the heading "Depreciation and Amortization" (see Note 45).
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
When the consolidated entities act as the lessor of an asset under finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and advances” in the consolidated balance sheets (see Note 14).
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
2.2.19Entities and branches located in countries with hyperinflationary economies
In accordance with the criteria established in IAS 29 "Financial Reporting in Hyperinflationary Economies”, to determine whether an economy has a high inflation rate the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years approaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.
Since 2009 and 2018, the economies of Venezuela and Argentina, respectively, have been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in such geographies have, therefore, been adjusted to correct for the effects of inflation.
Additionally, since the first half of 2022, Turkey's economy was considered highly inflationary according to the aforementioned criteria. Consequently, the financial statements of the BBVA Group entities located in Turkey have also been adjusted to correct them for the effects of inflation in accordance with IAS 29, with retrospective application from January 1, 2022. The figures for years prior to 2022 have not been modified since the Group's presentation currency is the euro.
As a consequence of the application of IAS 29, the Group applies the following criteria in the financial statements of the Group companies that operate in these three geographies:
–The historical cost of non-monetary assets and liabilities (see Notes 17, 18 and 19), assets contractually linked to changes in prices and various headings in equity are adjusted to reflect changes in the purchasing power of the currency due to inflation from their date of acquisition or inclusion in the consolidated balance sheet, or if this is later, with the limit of its recoverable value. The restatement has been made using the Consumer Price Index.
–The different lines of the income statement are adjusted by the inflation index since their inception, with a corresponding entry under the heading "Accumulated other comprehensive income (loss)".
–The loss of the net monetary position, which represents the loss of purchasing power of the entity due to maintaining an excess of monetary assets not linked to inflation (mainly loans, credits and bonds) over monetary liabilities, is recorded in the line "Other operating expense" in the income statement and with a credit to "Accumulated other comprehensive income (loss)".

–All the components of the financial statements of the subsidiaries are converted at the closing exchange rate, recording the conversion differences to the euro within "Accumulated other comprehensive income (loss)" as stated in IAS 21.
Turkey
The combined result derived from the application of the above criteria amounts to a loss of €2,711 million in 2022, of which €1,793 million is attributed to the parent company of the Group. This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €2,323 million and is recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,490 million, given that, under IAS 29, these types of bonds are considered protective assets (see Note 42).
The first application of IAS 29 in the Turkish subsidiaries led to an increase in equity of €130 million as of January 1, 2022, and is mainly the result of the revaluation of tangible assets and inflation-linked bonds.
According to the Turkish Statistical Institute (Turkstat), accumulated inflation in 2022 stood at 64.3% (36.1% in 2021) and the exchange rate used as of December 31, 2022 was 19.96 Turkish lira per euro (in 2021 the exchange rate used was 15.23 Turkish lira per euro).
Argentina
The combined result derived from the application of the above criteria amounted to a loss of €1,031 million, of which €694 million is attributed to the parent company of the Group in 2022 (in 2021 and 2020 this result amounted to €258 million and €174 million, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €822 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2022 (in 2021 and 2020 this result amounted to €394 million and €244 million, respectively).
Furthermore, during 2022, 2021 and 2020 the impact on equity of Group entities located in Argentina derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €242 million, €337 million and €(188) million, respectively, of which €157 million, €225 million and €(126) million, respectively, have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €84 million, €112 million and €(62) million, respectively, within “Minority interests – Accumulated other comprehensive income (loss)”.
Accumulated inflation estimated by the National Census Institute of Argentina (Indec) and BBVA Research for the year 2022 was 97.0% (in 2021 and 2020 inflation was 50.7% and 36.5%, respectively) and the exchange rate used as of December 31, 2022 was 188.51 Argentine pesos per euro (in 2021 and 2020 the exchange rate used was 116.37 and 103.25 Argentine pesos per euro, respectively).
Venezuela
The combined result derived from the application of the above criteria amounted to a loss of €11 million, of which €6 million is attributed to the parent company of the Group in 2022 (in 2021 and 2020 this result amounted to €6 million and €5 million, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €28 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2022 (in 2021 and 2020 this result amounted to €14 and €7 million, respectively).
During 2022, 2021 and 2020 the impact on equity of Group entities located in Venezuela derived from the application of hyperinflation (IAS 29) and the conversion to the euro (IAS 21) was not material for the Group.
Accumulated inflation for the year 2022, as estimated by BBVA Research, was 292% (in 2021 and 2020 inflation was 333% and 1,887%, respectively) and the exchange rate used as of December 31, 2022 was 19.79 Venezuelan bolivars per euro (in 2021 and 2020 the exchange rate used was 5,367 and 1,355,246.77 Venezuelan bolivars per euro, respectively).
2.3Recent IFRS pronouncements
Standards and interpretations that became effective in 2022
The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC” or "interpretation") became effective in 2022:
Minor changes to IFRS Standards (IAS 37 Provisions - Onerous contracts, IAS 16 Property, Plant and Equipment and IFRS 3 Business Combinations) and Annual Improvements to IFRS 2018 - 2020 (IFRS 1 - First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and modifications to the illustrative examples of IFRS 16 - Leases)
The International Accounting Standards Board (hereinafter "IASB"), has issued minor amendments and improvements to various IFRS to clarify the wording or correct minor consequences, or inconsistencies between the requirements of the Standards as of January 1, 2022. The modified standards are: IAS 37 Provisions, IAS 16 Property, Plant and Equipment, IFRS 3 Business Combinations, IFRS 1 First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and IFRS 16 Leases.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with no significant impact on the BBVA Group's consolidated financial statements.
Standards and interpretations issued but not yet effective as of December 31, 2022
The following new International Financial Reporting Standards and Interpretations or Modifications had been published at the date of preparation of the consolidated financial statements, but are not mandatory as of December 31, 2022. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

IFRS 17 – Insurance contracts
In May 2017, the IASB issued the new accounting standard for insurance contracts, which was later amended with the aim of helping entities in the implementation of the standard and to facilitate the understanding of the financial statements, while maintaining the fundamental principles of the original standard. Accordingly, an entity must apply IFRS 17 for annual reporting periods beginning on or after January 1, 2023 (with at least one year of comparative information, i.e. for the Group, from January 1, 2022).
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
Regarding the measurement model, the new standard contemplates several methods, being the General Model (Building Block Approach) the method that is applied by default for the valuation of insurance contracts, unless the conditions are given to apply any of the two other methods: the Variable Fee Approach, or the Simplified Model (Premium Allocation Approach).
With the implementation of IFRS 17, the valuation of insurance contracts is based on a model that uses updated assumptions at each balance sheet date.
The General Model requires entities to value insurance contracts for the total of:
–fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
–and the contractual service margin, which represents the expected unearned benefit from the insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
According to IFRS 17, the amounts recognized in the income statement shall be classified into insurance revenue, insurance service expenses and insurance finance income or expenses, which is a relevant change with respect to the disclosures under IFRS 4, as concepts such as volume of premiums and variation in technical provisions would no longer exist. Insurance revenue and insurance service expenses exclude any investment components. The Group has chosen to disaggregate the changes in the risk adjustment between financial and non-financial, so that the change in the value of the risk adjustment derived from the effect of the time value of money, and changes in it, is recorded as a financial result of the insurance. Insurance revenue is recognized over the period the entity provides insurance coverage.
Since 2019, the Group has developed a project to implement IFRS 17 in order to harmonize the criteria in the Group, with the participation of all involved areas and countries. Proper governance has been established in this project, through a Global Steering Committee with representation from the senior management of the affected areas and countries, which periodically reviews its progress. At the local level, each geographical area has defined a local governance structure with the participation of senior management.
The project for the implementation of the standard in the Group was carried out during the years 2019, 2020 and 2021 and was focused on the definition of criteria, the actuarial modelling of cash flows and components required by the standard, the data supply, the technological adaptation of the systems, the preparation of accounting information, the governance of the reporting process to the Group and the development of the transition.
During 2022, the Group has finished with the tasks mentioned above, as well as the calculation of the transition impact on the consolidated financial statements and the preparation of the pro-forma financial statements under IFRS 17, according to the planning.
Moreover, the Group has developed an accounting policy on insurance contracts under IFRS 17 that establishes the accounting criteria for the recognition of insurance contracts carried out by Group companies, and an Operational Guide to govern the calculation process, which ensures adequate control in the preparation of the aforementioned financial information.
From the liabilities under insurance contracts held as of the transition date, January 1, 2022, the Group estimates that approximately 89% corresponded to long-term commitments valued using the Building Block Approach. These contracts have been valued in transition using the fair value approach, given the impracticability of applying IFRS 17 retroactively, given the disproportionate cost and difficulty of obtaining the historical data necessary to apply a full retrospective approach given the age of these products on the balance sheet and their remaining duration. Its impact in transition will come mainly from the "interest rate effect", resulting from the valuation of long-term insurance liabilities by the difference between the locked-in rate and the current rate, as the Group has chosen the option to disaggregate the financial income or expense of the insurance between the income statements and accumulated other comprehensive income. This effect will be partly offset by the associated financial assets, in some cases by the elimination of shadow accounting and, in others, by the fair value measurement of certain financial asset portfolios, in order to mitigate accounting asymmetries.
Another part of the impact, although to a lesser extent, comes from the different hypotheses used with respect to the calculations under IFRS 4, including its additional components. However, the impact of "onerous" products is estimated to be residual.

The fair value approach contemplates the determination of the Contractual Service Margin or the loss component of the liability for remaining coverage based on the difference between the fair value and the present value of the fulfillment flows. The application of the fair value criterion in transition allows contracts issued more than one year apart to be included in the same group and therefore not to differentiate by cohorts, an option that the Group has followed.
Regarding short-term contracts as of January 1, 2022, it is estimated that they represented approximately 11% of the total liabilities covered by the Group's insurance contracts. Those are valued by the Premium Allocation Approach, and in transition following the full retrospective approach, without significant differences in their accounting recognition compared with the previous situation.
Lastly, the contracts valued by the Variable Fee Approach in the Group represent a residual amount.
Consequently, the differences in accumulated other comprehensive income and in retained earnings basically come from long-term contracts, although without generating a significant equity impact on the Group.
The methodology used to obtain the discount rate differs by entity and portfolio to which it is applied, highlighting the main geographies, Mexico and Spain, respectively. In the first case, the top-down approach has been mainly applied and it has been verified that the Internal Rate of Return (hereinafter "IRR") of the entity's asset portfolio converges with the IRR of a reference portfolio from which the EIOPA (European Insurance and Occupational Pensions Authority) fundamental spread is discounted for. In the second case, the top-down approach has been used for immunized portfolios, eliminating the differential for credit risk through the EIOPA fundamental spread. However, in non-immunized portfolios, the bottom-up approach has been used, using the swap curve as the risk-free curve.
To assess the risk adjustment, in most cases, information on the best estimate liability (BEL) and capital requirements have been used, through a VaR methodology, the risk adjustment has been obtained.
The BBVA Group has defined the coverage units in accordance with the requirements of the standard, and made the decision not to change the treatment of accounting estimates made in previous interim closings when applying IFRS 17.
The Group has not adopted the European exception on annual cohorts in cash-flow matched products.
Finally, based on the analysis carried out up to the date of preparation of these consolidated financial statements, the impact in equity on the consolidated financial statements of the BBVA Group as a result of the entry of IFRS 17 is estimated not to be significant.
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
Amendment IAS 12 – Income taxes
The IASB has issued an amendment to IAS 12 to clarify how deferred taxes arising in transactions that simultaneously give rise to temporary differences in assets and liabilities for the same amount, such as, among others, leases or decommissioning obligations, should be accounted for.
Under the amendments, the initial recognition exemption in IAS 12 from recognizing deferred tax when they recognize assets or liabilities for the first time would not apply to a transaction that at the time of the transaction gives rise to equal and offsetting amounts of taxable and deductible temporary differences. The purpose of the amendments has been to reduce the diversity in the presentation of information on deferred taxes in said transactions. The amendments entered into force on January 1, 2023. No significant impact is expected on BBVA's consolidated financial statements.
Amendment to IFRS 16 "Leases"
The IASB has issued an amendment to IFRS 16 to clarify certain aspects related with the requirements for sale and leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.

3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2022:
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
The following table sets forth information related to the Group’s total assets as of December 31, 2022, 2021 and 2020, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of Euros)
	2022	2021	2020
Banking and other financial services	678,788	631,683	703,304
Insurance and pension fund managing companies	31,136	29,657	28,667
Other non-financial services	3,217	1,545	1,826
Total	713,140	662,885	733,797
The total assets and results of operations broken down by operating segments are included in Note 6.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with active presence in the rest of Europe, the United States and Asia:
–Spain. The Group’s activity in Spain is mainly carried out through Banco Bilbao Vizcaya Argentaria, S.A. The Group also has other entities that mainly operate in Spain’s financial sector, insurance sector and asset management sector.
–Mexico. The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector and the asset management sector, through BBVA Mexico.
–Turkey. The Group’s activity in Turkey is mainly carried out through the Garanti BBVA Group in the financial, insurance and asset management sectors.
–South America. The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay, Chile and Venezuela. It has a representative office in Sao Paulo (Brazil) and another one in Santiago (Chile). The Group owns more than 50% of most of the Group entities based in these countries. Appendix I shows entities in respect of which the BBVA Group owns less than 50% as of December 31, 2022 (see Note 2.1).
–Rest of Europe. Group's activity in Europe (excluding Spain) is carried out by banking and financial institutions, mainly in Switzerland, the Netherlands and Romania and the BBVA Bank's branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom.
–The United States. The Group's activity in the United States is mainly carried out by the branch of Banco Bilbao Vizcaya Argentaria, S.A. in New York, the agency of BBVA Mexico in Houston, participations in technology companies through funds and investment vehicles, the broker-dealer business BBVA Securities Inc., and a representative office in Silicon Valley (California).
–Asia. The Group's activity in Asia is conducted through the Bank's branches (Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Significant transactions in the Group in 2022
Investments
Announcement of the agreement with Neon Payments Limited
On February 14, 2022, BBVA announced the agreement with the company Neon Payments Limited (the "Company" in this section) for the subscription of 492,692 preference shares, representing approximately 21.7% of its share capital, through a share capital increase and in consideration of approximately USD 300 million (equal to approximately €263 million, using the applicable 1.14 EUR/USD exchange rate as of February 11, 2022).
The Company, which is incorporated and domiciled in the United Kingdom, is the owner of 100% of the shares of the Brazilian company Neon Pagamentos S.A.
As of February 14, 2022, BBVA was already the indirect owner of approximately 10.2% of the share capital of the Company through companies where BBVA owns more than 99% of the share capital. As of December 31, 2022, BBVA held, directly and indirectly, approximately 29.2% of the share capital of the Company. Despite owning more than 20% of the share capital, BBVA's ability to influence the Company´s financial and operating decisions policies is very limited, so the investment is recognized under the heading "Non-trading financial assets mandatorily at fair value through profit or loss" (see Note 11).
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş (Garanti BBVA)
On November 15, 2021, BBVA announced a voluntary takeover bid (hereinafter "VTB") addressed to the 2,106,300,000 shares9 not controlled by BBVA, which represented 50.15% of the total share capital of Türkiye Garanti Bankası A.Ş (hereinafter "Garanti BBVA"). BBVA submitted for authorization an application of the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board, hereinafter "CMB") on November 18, 2021.
On March 31, 2022, CMB approved the offer information document and on the same day BBVA announced the commencement of the VTB acceptance period on April 4, 2022. On April 25, 2022 BBVA informed of an increase of the cash offer price per Garanti BBVA share from that initially announced (12.20 Turkish lira) to 15.00 Turkish lira.
On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million10 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired).
The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.2.19). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from minority interests to “Accumulated other comprehensive income (loss)” of the parent company for an amount of €-2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to €-2,541 million.
The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18) is 85.97%.
In relation to the rest of the effects of the application of IAS 29 "Financial Reporting in hyperinflationary economies" on the entities of the Group in Turkey, see Note 2.2.19 to these Consolidated Financial Statements.
Significant transactions in the Group in 2021
Divestitures
Sale of BBVA’s U.S. Bancshares, Inc. to PNC Financial Service Group
On June 1, 2021, after obtaining all the required authorizations, BBVA completed the sale to The PNC Financial Services Group, Inc. of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owned all the capital stock of the bank, BBVA USA.
The consideration received in cash by BBVA, as a consequence of the referred sale, amounted to approximately USD 11,500 million (price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (with an exchange rate of 1.20 EUR / USD).
The accounting of both the results generated by BBVA USA Bancshares, Inc. since the announcement of the transaction and of its closing had an aggregate positive impact on the BBVA Group's Common Equity Tier 1 (fully loaded) ratio of approximately 294 basis points, which includes the generation of capital contributed by the subsidiary to the Group until the closing of the transaction (on June 1, 2021) and a profit net of taxes of €582 million. The calculation of the impact on Common Equity Tier 1 was made taking into account the amount of the transaction in euros and BBVA Group's financial statements as of June 2021.
The BBVA Group continues to develop the institutional and wholesale business in the United States that it currently carries out through its broker-dealer BBVA Securities Inc. and its branch in New York. BBVA also maintains its investment activity in the fintech sector through its participation in Propel Venture Partners US Fund I, L.P.
Note 21 to these Consolidated Financial Statements shows a breakdown of the financial information of the companies sold in the United States as of December 31, 2021 and 2020 and their results for the first five months of 2021 and the year ended December 31, 2020.
9 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
10 Using the effective exchange rate of 16.14 Turkish lira per euro.

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
4.Shareholder remuneration system
European Central Bank (ECB) recommendations for 2020
In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017 by means of Relevant Information number 247679, determining as the policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35.
On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders.
Shareholder remuneration during financial year 2021
Cash distributions
BBVA notified on January 29, 2021, by means of an Inside Information filing with the CNMV (hereinafter, “Inside Information”), that it intended to resume its shareholder remuneration policy announced on February 1, 2017, by means of Relevant Information number 247679 in 2021, contingent upon the repealing of recommendation ECB/2020/62 and the absence of further restrictions or limitations.
The Annual General Shareholders' Meeting held on April 20, 2021 approved, in the third item of its agenda, a cash distribution from the share premium account of BBVA of €0.059 gross for each of the Bank's outstanding shares which are entitled to participate in the aforementioned distribution, all this in compliance with recommendation ECB/2020/62 on dividend payments during the COVID-19 pandemic, which was paid on April 29, 2021. The total amount was €393 million and was recognized under the heading “Total Equity – Shareholder's Funds – Share Premium” of the consolidated balance sheet as of December 31, 2021 (see Note 27).
On July 23, 2021, the ECB published the approval of recommendation ECB/2021/31 repealing recommendation ECB/2020/62 from September 30, 2021, whereby the ECB indicated that it would assess capital, dividend distribution and share buyback plans of each financial institution in the context of its ordinary supervisory process, eliminating the remaining restrictions on dividend and share buyback related matters established in recommendation ECB/2020/62.
In line with the above, BBVA communicated by means of an Inside Information on September 30, 2021 that the Board of Directors of BBVA had approved the payment of a cash interim dividend of €0.08 gross (€0.0648 net of withholding tax) per each outstanding BBVA share on account of the 2021 dividend. The total amount paid to shareholders on October 12, 2021, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €532 million and is recognized under the heading "Shareholder’s funds - Total equity- Interim dividends" of the consolidated balance sheet as of December 31, 2021.
Amendment of Shareholder Remuneration Policy
BBVA's Board of Directors announced, on November 18, 2021, the amendment of the Group's shareholder remuneration policy (announced on February 1, 2017 by means of Relevant Information number 247679), establishing as a policy to distribute annually between 40% and 50% of the consolidated ordinary profit for each year (excluding amounts and items of an extraordinary nature included in the consolidated income statement), compared to the previous policy that established a distribution between 35% and 40%.

This policy is implemented through the distribution of an interim dividend for the year (which is expected to be paid in October of each year) and a final dividend or final distribution (which is expected to be paid at the end of the year and once the application of the result is approved, foreseeably in April of each year), with the possibility of combining cash distributions with share buybacks (the execution of the share buyback program scheme described below is considered as extraordinary shareholder remuneration and is therefore not included in the scope of the policy), all subject to the corresponding authorizations and approvals applicable at any given time.
Shareholder remuneration during financial year 2022
Cash distributions
During the 2022 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Meeting of BBVA held on March 18, 2022, approved, under item 2 of the Agenda, a cash distribution from the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year, for an amount equal to €0.23 (€0.1863 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 8, 2022. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,463 million.
–The Board of Directors communicated by means of an Inside Information on September 29, 2022 that the Board of Directors of BBVA approved the payment of a cash interim dividend of €0.12 (€0.0972 net of withholding tax) per outstanding BBVA share against 2022 results. The total amount paid to shareholders on October 11, 2022, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €722 million and is recognized under the heading “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2022.
The forecasted financial statement, drawn up in compliance with the applicable legal requirements, which evidenced the existence of sufficient liquidity to distribute the abovementioned amount approved by the Board of Directors of BBVA on September 28, 2022 was the following:

Available amount for interim dividend payments (Millions of Euros)
August 31, 2022
Profit of BBVA, S.A., after the provision for income tax	2,828
Maximum amount distributable	2,828
Amount of proposed interim dividend	724
BBVA cash balance available to the date	46,768
Other shareholder remuneration
On February 1, 2023, it was announced that a cash distribution in the amount of €0.31 gross per share to be paid in April as a final dividend for the year 2022 and the execution of a share buyback program of BBVA for an amount of €422 million were planned to be proposed to the corresponding corporate bodies for consideration, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution.
Share buyback program
On October 26, 2021, BBVA obtained the pertinent authorization from the ECB to buy back up to 10% of its share capital for a maximum of €3,500 million, in one or several tranches and over the course of a 12-month period (the “Authorization”).
Upon receiving the Authorization and making use of the delegation conferred by the BBVA Annual General Meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 on market abuse and Delegate Regulation (EU) no. 2016/1052 of the Commission, of March 8, 2016, executed in various tranches up to a maximum of €3,500 million, with the aim of reducing BBVA's share capital (the “Program Scheme”), notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date where advisable due to the concurrence of a series of specific circumstances, as well as to carry out a first share buyback program within the scope of the Program Scheme (the "First Tranche") for the purpose of reducing BBVA's share capital, which was notified by means of Inside Information on October 29, 2021.
On November 19, 2021, BBVA notified by means of Inside Information that the First Tranche would be executed externally, starting on November 22, 2021, through J.P. Morgan AG as lead manager, for a maximum amount of €1,500 million, for the purchase of a maximum of 637,770,016 shares representing, approximately, 9.6% of BBVA's share capital. By means of Other Relevant Information filing dated March 3, 2022, BBVA announced the completion of the execution of the First Tranche upon reaching the maximum monetary amount of €1,500 million, having acquired 281,218,710 own shares representing, approximately, 4.22% of BBVA's share capital as of that date. On June 15, 2022, BBVA notified the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on 18 March 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Tranche and which were held in treasury shares (see Notes 26, 27 and 29).

On February 3, 2022, BBVA notified by means of Inside Information that its Board of Directors had agreed, within the scope of the Program Scheme, to carry out a second buyback program for the repurchase of own shares (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche.
As a continuation of the previous communication, on March 16, 2022 BBVA informed by means of Inside Information that it had agreed to execute the Second Tranche: i) through the execution of a first segment for an amount of up to €1,000 million, and with a maximum number of shares to be acquired of 356,551,306 shares (the "First Segment"), externally through Goldman Sachs International as lead manager, who would execute the purchase transactions through the broker Kepler Cheuvreux, S.A.; and (ii) once execution of the First Segment had been completed, through the execution of a second segment that would complete the Framework Program (the "Second Segment").
By means of Other Relevant Information dated May 16, 2022, BBVA announced the completion of the execution of the First Segment upon reaching the maximum monetary amount of €1,000 million, having acquired 206,554,498 shares representing, approximately, 3.1% of BBVA's share capital as of said date.
On June 28, 2022, BBVA communicated through Inside Information the agreement to complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum number of own shares to be acquired of 149,996,808. The execution of the Second Segment took place through Citigroup Global Markets Europe AG as lead manager, as BBVA informed through Inside Information on June 29, 2022. By means of Other Relevant Information dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808) representing, approximately, 2.3% of BBVA's share capital as of said date (which amounted to approximately €660 million). On September 30, 2022, BBVA notified through Other Relevant Information an additional partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the share buyback program scheme and which were held in treasury shares (see Notes 26, 27 and 29).
Proposal on allocation of earnings of BBVA, S.A. for 2022
Below is included a breakdown of the distribution of the Bank´s earnings for financial year 2022, which the Board of Directors will submit to the Annual General Meeting for approval.

Allocation of earnings (Millions of Euros)
2022
Profit (loss) for the year	4,816
Distribution
Interim dividends	724
Final dividend	1,869
Reserves / Accumulated gains	2,223

5.Earnings per share
Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33 "Earnings per share". For more information see Glossary.
The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2022	2021	2020
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	6,420	4,653	1,305
Adjustment: Additional Tier 1 securities (1)	(313)	(359)	(387)
Profit adjusted (millions of euros) (A)	6,107	4,293	917
Profit (loss) from continued operations (net of remuneration of Additional Tier 1 capital instruments)	6,107	4,014	2,646
Profit (loss) from discontinued operations (net of non-controlling interest) (B) (See Note 21)	—	280	(1,729)
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding	6,424	6,668	6,668
Average treasury shares	(9)	(12)	(13)
Share buyback program (2)	(225)	(255)	—
Adjusted number of shares - Basic earnings per share (C)	6,189	6,401	6,655
Adjusted number of shares - diluted earnings per share (D)	6,189	6,401	6,655
Earnings (losses) per share	0.99	0.67	0.14
Basic earnings (losses) per share from continuing operations (Euros per share) A-B/C	0.99	0.63	0.40
Diluted earnings (losses) per share from continuing operations (Euros per share) A-B/D	0.99	0.63	0.40
Basic earnings (losses) per share from discontinued operations (Euros per share) B/C	—	0.04	(0.26)
Diluted earnings (losses) per share from discontinued operations (Euros per share) B/D	—	0.04	(0.26)
(1) Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).
(2) On August 19, 2022, BBVA announced the completion of the execution of the share buyback program. In order to calculate the attributable earnings per share in 2022, it includes the average number of shares taking into account the two redemptions of shares which took place in 2022. In the year ended December 31, 2021, it takes into account 112 million shares acquired under the shares buyback program and the estimated number of shares pending to be acquired under the first tranche of the share buyback program as of December 31, 2021 (see Note 4).

As of December 31, 2022, 2021 and 2020, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

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
As of December 31, 2022, the structure of the information by operating segments reported by the BBVA Group remains the same as that as of the closing of the 2021 financial year.
The BBVA Group's areas or operating segments are summarized below:
–Spain includes mainly the banking, insurance and asset management business that the Group carries out in Spain, including the proportional share of results of the new company that emerged from the bancassurance agreement reached with Allianz at the end of 2020 (see Note 3).
–Mexico includes the banking, insurance and asset management business in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of the Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes the banking, finance, insurance and asset management business carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly includes the wholesale activity carried out in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets. Additionally, the results obtained by the Group's businesses in the United States until the sale to PNC on June 1, 2021 (see Note 21), are presented in a single line under the heading "Profit (loss) after tax from discontinued operations" in the condensed consolidated income statement of the Corporate Center.
Finally, the costs related to the Banco Bilbao Vizcaya Argentaria, S.A. collective layoff procedure and closing of the offices carried out in Spain in 2021, recorded in the lines "Provisions", "Provisions or reversal of provisions", "Impairment or reversal of impairment on non-financial assets" and "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations", respectively (see Notes 24, 46, 49 and 50).
The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2022, 2021 and 2020 is as follows:

Total Group assets by operating segments (Millions of Euros)
	2022	2021	2020
Spain	427,193	413,477	408,030
Mexico	143,405	118,106	110,236
Turkey	66,043	56,245	59,585
South America	62,067	56,124	55,436
Rest of Business	49,952	40,314	35,172
Subtotal assets by operating segments	748,660	684,266	668,460
Corporate Center and adjustments (1)	(35,520)	(21,381)	65,336
Total assets BBVA Group	713,140	662,885	733,797
(1) The balance of 2020 corresponds mainly to the Group companies included within the scope of the USA Sale to PNC.
The following table sets forth certain summarized information relating to results of each operating segment and Corporate Center for the years ended December 31, 2022, 2021 and 2020:

Main margins and profit by operating segments (Millions of euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments (1)
2022
Net interest income	19,153	3,784	8,378	2,631	4,137	332	(109)
Gross income	24,890	6,145	10,839	3,185	4,261	790	(329)
Operating profit (loss) before tax	10,356	2,625	5,690	1,644	1,429	277	(1,309)
Net attributable profit (loss)	6,420	1,678	4,182	509	734	240	(922)
2021
Net interest income	14,686	3,502	5,836	2,370	2,859	281	(163)
Gross income	21,066	5,925	7,603	3,422	3,162	741	212
Operating profit (loss) before tax	7,247	2,122	3,528	1,953	961	314	(1,632)
Profit (loss) after tax from discontinued operations	280	—	—	—	—	—	280
Net attributable profit (loss)	4,653	1,581	2,568	740	491	254	(980)
2020
Net interest income	14,592	3,566	5,415	2,783	2,701	291	(164)
Gross income	20,166	5,567	7,025	3,573	3,225	839	(63)
Operating profit (loss) before tax	5,248	823	2,475	1,522	896	280	(748)
Profit (loss) after tax from discontinued operations	(1,729)	—	—	—	—	—	(1,729)
Net attributable profit (loss)	1,305	652	1,761	563	446	222	(2,339)
(1) Adjustments include: (I) the impact of the purchase of offices in Spain in 2022 in the transaction with Merlin Properties (see Note 17); (II) the costs associated with the collective layoff procedure and the closing of offices in 2021 (see Note 24); and (III) the capital gain from the bancassurance transaction with Allianz in 2020 (see Note 3).
7.Risk management
7.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
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
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these areas. Furthermore, the Group has recently increased its shareholding stake in Türkiye Garanti Bankası A.Ş. (Garanti BBVA) in an additional 36.12% (reaching 85.97%) as a result of the voluntary takeover bid for the shares of Garanti BBVA not already owned by BBVA announced in November 2021.
In addition to the significant macroeconomic problems triggered by the COVID-19 pandemic, the global economy is currently facing a number of extraordinary challenges. Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of oil, gas and other commodities and further disrupting supply chains) and lower economic growth. The European Union, the United States and other governments have imposed significant sanctions and export controls against Russia and Russian interests and additional sanctions and controls cannot be ruled out.

The conflict has represented a significant supply shock for the global economy, which has hampered economic growth and added to the inflationary pressures, mainly in European countries, due to their relatively significant economic ties with Ukraine and Russia. The economic effects are being felt mainly through the higher commodity prices, mainly of energy commodities, despite their moderation over the last few months in 2022. While the Group’s direct exposure to Ukraine and Russia is limited, the war could adversely affect the Group’s business, financial condition and results of operations. Geopolitical and economic risks have also increased lately as a result of trade tensions between the United States and China, Brexit and the rise of populism, among others. Growing tensions may lead, among others things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
Moreover, the world economy could be vulnerable to other factors such as the aggressive interest rate hikes by central banks due to growing and widespread inflationary pressures, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as financial crises. The central banks of many developed and emerging economies have significantly augmented policy rates over the last year and the process of tightening monetary conditions is likely to continue going forward in many economies. The United States Federal Reserve (FED) and the European Central Bank have raised policy interest rates respectively by 425 and 250 basis points throughout 2022, followed by further increases in early 2023 (such as the rise by the Fed (0.25 basis points) and the ECB (0.5 basis points) announced on February 1 and February 2, 2023, respectively) and further adjustments are expected to be announced in the coming months, taking them up to around 5.0% in the first case and 3.75% in the case of the interest rates for refinancing operations in the Eurozone. The Group’ s results of operations have been affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in funding costs. Further, increases in interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and leading to an increase in the default rate of its counterparties.
Another risk is a sharp slowdown in the global GDP growth caused by a deceleration in the Chinese economy, due to the disruptions generated by the coronavirus infections following the flexibilization of the COVID-19 policies or other factors, such as the imbalances on real estate markets.
The Group bears, among others, the following general risks with respect to the economic and institutional environment in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply crises; changes in exchange rates; an unfavorable evolution of the real estate market; very high oil and gas prices could have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; a growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of said debt; and episodes of volatility in the markets, which could cause the Group significant losses.
Any of these factors may have a significant adverse impact on the Group's business, financial condition and results of operations.
–Risks relating to the political, economic and social conditions in Turkey
In May 2022, the Group increased its shareholding stake in Garanti BBVA (Turkey) from 49.85% to 85.97% following the completion of a voluntary takeover bid (see Note 3).
Turkey has, from time to time, experienced volatile political, economic and social conditions. As of the date of the approval of these Consolidated Financial Statements, Turkey is facing an economic crisis characterized by strong depreciation of the Turkish lira, high inflation (the Turkish Statistical Institute, TUIK, established the inflation rate at 64.3% for the twelve months ended December 31, 2022; see Note 2.2.19 for information on the impact of the application of IAS 29), a soaring trade deficit, depletion of the central bank’s foreign reserves and rising external financing costs. Continuing unfavorable economic conditions in Turkey, such as the elevated inflation and devaluation of the Turkish lira, may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate).
Additionally, certain ongoing geopolitical and domestic political factors, referred to in this section, as well as continuing regional conflicts (such as in Syria, Armenia/Azerbaijan), may pose further strain on the country’s economy.
There can be no assurance that these and other factors will not have an impact on Turkey and will not cause further deterioration of the Turkish economy, which may have a material adverse effect on the Turkish banking sector and the Group’s business, financial condition and results of operations in Turkey.

–Risks associated with pandemics such as the COVID-19
The COVID-19 (coronavirus) pandemic has adversely affected the world economy, and economic activity and conditions in the countries in which the Group operates. Among other challenges, these countries have had to deal with supply disruptions and increasing inflationary pressures, while public debt has increased significantly due to the support and spending measures implemented by the government authorities. Furthermore, there has been an increase in loan losses from both companies and individuals, which has been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantee and direct aid measures. With the outbreak of COVID-19, the Group experienced a decline in its activity. For example, the granting of new loans to individuals decreased during lockdowns. In addition, in several countries, including Spain, the Group closed a significant number of its branches and reduced the opening hours of working with the public, with central services teams having to work remotely. Furthermore, the Group has been affected by the measures or recommendations adopted by regulatory authorities in the banking sector, such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, changes to the terms of payment deferrals and the granting of guarantees or public guarantees for credit granted to companies and self-employed persons, the adoption of further similar measures or the modification or termination of those already approved, as well as changes in the financial assets purchase programs by the ECB.
Furthermore, pandemics like the COVID-19 pandemic could adversely affect the business and transactions of third parties that provide critical services to the Group and, in particular, the higher demand and/or the lower availability of certain resources, compounded by ongoing supply bottlenecks could, in some cases, make it more difficult for the Group to maintain the required service levels.
Further, pandemics such as the COVID-19 pandemic may exacerbate other risks disclosed in this section, including but not limited to risks associated with the credit quality of the Group’s borrowers and counterparties or collateral, any withdrawal of ECB funding, the Group’s exposure to sovereign debt and rating downgrades, the Group’s ability to comply with its regulatory requirements, including MREL (Minimum Requirement for Own Funds and Eligible Liabilities) and other capital requirements, and the deterioration of economic conditions or changes in the institutional environment.
–Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges (such as the new tax for banks recently approved in Spain, see Note 19.6) and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks. Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the Group could arise and might affect the regular course of business.
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
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’ s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group’ s business, financial condition and results of operations.
Regarding legal risks, the financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework in the jurisdictions in which the Group operates is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.

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
As of December 31, 2022, the Group had €685 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 24), of which €524 million correspond to legal contingencies and €161 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On July 29, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the preparation of the Consolidated Financial Statements, no formal accusation against the Bank has been made.
This criminal judicial proceeding is at the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.
–Climate change risks
Climate change presents short, medium and long-term risks to the Group and its customers, and these risks are expected to increase over time. The Group's activities or those of its customers and/or counterparties could be negatively affected by, among others, the following risks:
–Transition Risks: Risks linked to the transition to a low-carbon economy as a response to climate change, and that come from changes in legislation, the market, consumers, etc., to mitigate and address the requirements derived from climate change. Transition risks include:
a.Legal and regulatory risks: Legislative or regulatory changes related to the way banks manage climate risk or that otherwise affect banking practices or the disclosure of climate-related information may lead to increased costs and compliance, operational and credit risks. Group customers and counterparties may also face similar challenges.
b.Technological risks: Among others, those risks derived from the transition costs to low-emission technologies or from non-adaptation to them, which could eventually reduce the credit capacity of the Group's customers.
c.Market risks: BBVA is exposed to risks of a considerable increase in the cost of financing for customers with greater exposure to climate change risk, in such a way that their solvency or credit rating is affected. BBVA is also exposed to risks derived from changes in demand, changes in supply or the cost of energy, among others.
d.Reputational risks: The perception of climate change as a risk by society, shareholders, customers, governments and other interested parties continues to increase, encompassing the operations and strategy of the financial sector. This may lead to increased scrutiny of activities, policies, objectives and the way in which aspects related to climate change are disclosed. The Group's reputation may be damaged if its efforts to reduce environmental and social risks are deemed insufficient.

–Physical risks: Risks that come from climate change and can be caused by greater frequency and severity of extreme weather events or long-term weather changes, and that can lead to physical damage to the assets of the Group or its customers, the interruption of their operations, disruptions in the supply chain or increased expenses necessary to deal with them, thus impacting the value of assets or the solvency of customers.
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
a.Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area, with regard to risks. The changes in weighting and variables of these tools must be validated by the Global Risk Management (hereinafter "GRM") area.
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
Support measures
Since the beginning of the pandemic, the Group offered COVID-19 support measures to its customers in all the geographic areas where it operates, consisting of both deferrals on existing loans and new public-guaranteed lending. Deferral support schemes have expired in all geographical areas. Measures related to new government-guaranteed loans remained in force in Spain and Peru in 2022:
Spain:
–The Official Credit Institute (ICO by its Spanish acronym) published several support programs aimed at the self-employed, small and medium-sized enterprises (hereinafter "SMEs") and companies, through which a guarantee of between 60% and 80% was granted by the ICO (for a term of up to 5 years for new financing granted under RDL Mar/2020, RDL Nov/2020, RDL 5/2021 and the Code of Good Practices).
–In March 2022, the Council of Ministers agreed to modify the Code of Good Practices to lessen access conditions given the difficulties of clients, which are facing sharp increases in costs due to their special exposure to tensions in the prices of energy and other raw materials.
–As an additional measure of the Code of Good Practices, the Council of Ministers approved the agreement to establish the possibility of term extensions of ICO financing given to self-employed and companies, after June 30, 2022, after the expiry of the Temporary Framework of state support approved by the European Commission.

In addition, on November 23, 2022, Royal Decree-Law 19/2022, of November 22, was published. It amends the Code of Good Practices, establishes a new Code of Good Practices easing the interest rates hike on mortgage loans agreements related to primary residences, and provides for other structural measures aiming to improve the loan market. BBVA has adhered to the new Code of Good Practices with effect from January 1, 2023.
Peru:
–There were public support programs such as Reactiva, Crecer or FAE aimed at companies and micro-enterprises with government guaranteeing amounts ranging from 60% to 98%, depending on the program and the type of company.
–Through a Decree published in May 2022, for loans granted under the Reactiva program, both the maturity and grace period of such loans could be extended. The ability to benefit from this measure expires on June 30, 2023, following the extension of the initial period that ended December 31, 2022.
New government-guaranteed financing was also granted in Turkey, Colombia and Argentina.
The outstanding balance of existing loans for which a payment deferral was granted (split by those existing at year-end and those that were completed by year-end) under EBA standards and for which financing was granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of December 31, 2022 and 2021 are as follows:

Amount of payment deferral and financing with public guarantees of the Group (Millions of Euros)
	Payment deferral				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total payment deferral and guarantees	(%) credit investment
December 2022	—	18,103	18,103	1,791,756	13,955	248,009	32,059	8.2%
December 2021	189	21,743	21,931	2,188,720	16,093	264,809	38,025	10.9%
The outstanding balance of existing loans for which a payment deferral was granted (split by those existing at year-end and those in respect of which the deferral had been completed by year-end) under EBA standards and for which financing was granted with public guarantees given at a Group level, broken down by segment, as of December 31, 2022 and 2021 are as follows:

Amount of payment deferral and financing with public guarantees by concept (Millions of Euros)
	Payment deferral						Financing with public guarantees
	Existing		Completed		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Group	—	189	18,103	21,743	18,103	21,931	13,955	16,093
Households	—	107	12,974	14,904	12,974	15,011	1,302	1,376
Of which: Mortgages	—	97	9,542	10,195	9,542	10,291	5	6
SMEs	—	44	2,725	3,950	2,725	3,994	9,672	10,911
Non-financial corporations	—	37	2,315	2,766	2,315	2,803	2,964	3,788
Other	—	—	90	122	90	122	18	18

Amount of financing with public guarantees of the Group by stages (Millions of Euros)
	Stage 1 and 2		Stage 3		Total
	2022	2021	2022	2021	2022	2021
Group	13,109	15,526	847	568	13,955	16,093
Households	1,240	1,347	62	29	1,302	1,376
Of which: Mortgages	5	6	—	—	5	6
SMEs	9,041	10,522	631	389	9,672	10,911
Non-financial corporations	2,811	3,639	153	149	2,964	3,788
Other	17	18	—	—	18	18
In Spain, in the case of a doubtful transaction with an ICO guarantee, the Ministry of Economic Affairs and Digital Transformation becomes the principal obligee of the guaranteed obligations from the time of communication to the ICO of the execution of the guarantee. This also occurs in the event of early maturity of the debt, without prejudice to the fact that payments are made according to the schedule initially agreed between the client and the entity. From that moment on, the original debt with the client will be derecognized, simultaneously recognizing a credit right before the Ministry for the guaranteed amount.

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
The modeling of the ECL calculation is subject to a governance system that is common to the entire Group. Within this common framework, each geographical area makes the necessary adaptations to capture its particularities. The methodology, assumptions and observations used by each geographical area are reviewed annually, and after a validation and approval process, the outcome of this review is incorporated into the ECL calculations.
Risk parameters by homogeneous groups
Expected losses can be estimated both individually and collectively. Regarding the collective estimate, the instruments are distributed in homogeneous groups (segments) that share similar risk characteristics. Following the guidelines established by the Group for the development of models under IFRS 9, each geographical area performs the grouping based on the information available, its representativeness or relevance and compliance with the necessary statistical requirements.
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
As an example of the variables that can be taken into consideration to determine the final models, the following stand out:
–PD – Retail: Contractual residual maturity, credit risk scoring, type of product, days past due, forbearance, time on books, time to maturity, nationality of the debtor, sale channel, original term, indicator of credit card activity, percentage of initial drawn balance in credit cards.
–PD – Wholesale: Credit Risk Rating, type of product, watch-list level, forbearance (client), time to maturity, industry sector, updated balance (y/n), written off, grace period.
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
–LGD – Wholesale: credit Risk Rating, geographical location, segment, type of product, secured / Unsecured, type of collateral, business area, forbearance (client), debtor’s commercial segment time on default of the deal (for defaulted exposures).
–CCF – Wholesale/retail, percentage of initial drawn balance, debtor’s commercial segment, days past due, forbearance, credit limit activity, time on books.
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
With this, the Group performs an individualized review of the credit quality of its wholesale counterparties, identifying the situations in which a change in the risk profile of these clients may have occurred and proceeding, where appropriate, to estimate individualized credit losses. Along with this review, the Group individually estimates the expected losses of those clients whose total exposure exceeds certain thresholds, including those that part of their operations may be classified in stage 1 and part in stage 2. In setting thresholds, each geographical area determines the minimum amount of a client's exposure whose expected losses must be estimated individually taking into account the following:
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
c.The growth rate should be based on the analysis of the evolution of the debtor's financial statements or on the applicable business restructuring plan, taking into account the resulting changes in the structure of the company (for example, due to divestments or the interruption of unprofitable lines of business).
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
Based on this common methodology, and in accordance with the provisions of IFRS 9 and the EBA guidelines on credit risk management practices, each geographical area has established absolute and relative thresholds for identifying whether the expected changes in the probabilities of default have increased significantly compared to the initial moment, adapted to the particularities of each one of them in terms of origination levels, product characteristics, distribution by sectors or portfolios, and macroeconomic situation. To establish the aforementioned thresholds, a series of general principles are considered, such as:
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
Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:
(Current PD) / (Origination PD) - 1*100 >Relative Threshold (%) and
Current PD – Origination PD > Absolute threshold (bps)

These absolute and relative thresholds are consistently established for each geographical area and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geographical area are included within the annual review process and, generally speaking, are in the range of 150% to 250% for the relative threshold and from 10 to 150 basis points for the absolute threshold. Specifically, in BBVA, S.A.'s wholesale portfolio the relative threshold is from 160% to 180% and the absolute threshold ranges from 30 to 100 basis points; in the retail portfolio the relative threshold is between 150% and 200% while the absolute threshold ranges between 50 and 100 basis points. For BBVA Mexico, the relative threshold for the wholesale portfolio is between 180% and 200% and the absolute threshold is between 30 basis points and 75 basis points. For the majority of the retail portfolio, the relative threshold is in the range of 170% and 250% and the absolute threshold between 10 and 100 basis points.
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
How economic scenarios are reflected in the calculation of ECL
The forward looking component is added to the calculation of the ECL through the introduction of macroeconomic scenarios as an input. Inputs highly depend on the particular combination of region and portfolio, so inputs are adapted to available data regarding each of them.
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
Macroeconomic scenarios
The COVID-19 pandemic generated uncertainty over macroeconomic outlooks, having a direct impact on the credit risk of entities, particularly, on the expected credit losses under IFRS 9. For this reason, practically all accounting and prudential authorities in a coordinated manner issued recommendations or measures with respect to how situations caused by COVID-19 should be treated for purposes of the expected loss estimation models under IFRS 9 in the year 2020. The BBVA Group considered these recommendations in calculating expected credit risk losses under IFRS 9 based on the assumption that the economic situation caused by the COVID-19 pandemic would be transitory and that it would be accompanied by a recovery, in light of the uncertainties regarding its gravity and duration. Therefore, to calculate such losses, various scenarios were considered, recording the one that, in the opinion of the Bank, best reflected the economic prospects and the set of recommendations from authorities.
In 2021, once the most critical phase of the pandemic was overcome, the forward-looking information incorporated in the calculation of expected losses was in line with the macroeconomic perspectives published by BBVA Research, as was usual until the beginning of the pandemic.

BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following forecasts (favorable, base and unfavorable scenarios) of the Gross Domestic Product (GDP) growth, unemployment rate and House Price Index (HPI), for the most relevant countries where they represent a significant factor, carried out by BBVA Research, were used for the calculation of the ECL as of December 31, 2022:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2022	4.90%	12.27%	(2.96) %	2.97%	3.28%	0.84%	7.59%	10.00%
2023	1.85%	11.35%	(0.61) %	1.45%	3.04%	4.23%	6.61%	8.85%
2024	3.60%	9.75%	1.58%	2.33%	2.99%	3.07%	(0.70) %	10.76%
2025	3.00%	8.36%	1.67%	1.91%	3.01%	4.18%	3.91%	11.78%
2026	2.95%	7.02%	2.20%	1.78%	3.01%	3.26%	3.90%	11.81%
2027	2.93%	5.87%	2.31%	1.81%	3.00%	4.39%	3.86%	11.81%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2022	4.00%	7.67%	7.42%	11.97%	8.78%	11.41%
2023	5.12%	7.28%	3.86%	9.39%	2.04%	12.20%
2024	3.15%	6.79%	(1.02) %	7.68%	2.07%	12.77%
2025	2.19%	6.60%	2.79%	6.77%	2.44%	12.65%
2026	2.21%	6.52%	2.87%	6.89%	3.11%	12.15%
2027	2.21%	6.49%	3.62%	6.81%	3.28%	10.47%

Base scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2022	4.61%	12.78%	(3.50) %	2.56%	3.32%	0.95%	5.47%	10.53%
2023	1.20%	12.83%	(2.41) %	0.58%	3.20%	4.14%	3.02%	10.30%
2024	3.37%	11.38%	0.55%	2.05%	3.17%	2.90%	(1.50) %	11.75%
2025	2.98%	9.95%	1.30%	1.84%	3.15%	4.19%	3.78%	12.15%
2026	2.95%	8.58%	1.74%	1.76%	3.14%	3.27%	3.78%	12.00%
2027	2.93%	7.18%	1.86%	1.79%	3.13%	4.37%	3.74%	12.00%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2022	2.69%	7.72%	5.00%	12.35%	8.05%	11.49%
2023	2.54%	7.48%	(0.50) %	10.40%	0.72%	12.45%
2024	2.42%	7.03%	(2.04) %	8.60%	1.81%	13.06%
2025	2.19%	6.80%	2.70%	7.38%	2.44%	12.94%
2026	2.21%	6.70%	2.73%	7.38%	3.10%	12.43%
2027	2.21%	6.68%	3.49%	7.30%	3.28%	10.65%

Negative scenario of GDP, unemployment rate and HPI for the main geographies

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2022	4.33%	13.26%	(4.13) %	2.17%	3.37%	1.03%	3.35%	11.04%
2023	0.58%	14.26%	(4.02) %	(0.28) %	3.38%	3.97%	(0.79) %	11.76%
2024	3.15%	12.95%	(0.40) %	1.77%	3.35%	2.69%	(2.49) %	12.82%
2025	2.93%	11.53%	0.79%	1.77%	3.30%	4.04%	3.70%	12.53%
2026	2.91%	10.14%	0.99%	1.72%	3.27%	3.24%	3.70%	12.19%
2027	2.89%	8.77%	1.10%	1.75%	3.26%	4.37%	3.66%	12.16%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2022	1.39%	7.77%	2.66%	12.71%	7.30%	11.57%
2023	(0.05) %	7.69%	(5.10) %	11.38%	(0.59) %	12.71%
2024	1.67%	7.27%	(3.29) %	9.49%	1.50%	13.34%
2025	2.19%	7.02%	2.59%	7.97%	2.44%	13.21%
2026	2.21%	6.91%	2.57%	7.83%	3.10%	12.70%
2027	2.21%	6.88%	3.33%	7.78%	3.28%	10.86%
The estimate for the next five years of the following rates, used in the measurement of the expected loss as of December 31, 2021, consistent with the latest estimates made public at that date, was:

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
Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued: or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario. The variation in the expected loss for the Group and the main portfolios and geographical areas is shown below:

Expected loss variation as of December 31, 2022

	BBVA Group				Spain			Mexico				Turkey
GDP	Total Portfolio	Retail	Companies	Fixed income	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	223	151	67	3	118	54	62	67	3	63	19	5	12
+100 bps	(195)	(135)	(55)	(3)	(95)	(42)	(52)	(63)	(3)	(60)	(18)	(5)	(11)
Housing price
- 100 bps						1	23			4
+100 bps						(1)	(22)			(3)

Expected loss variation as of December 31, 2021

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Fixed income	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	237	165	46	3	92	19	58	72	3	65	17	6	11
+100 bps	(224)	(158)	(44)	(3)	(88)	(18)	(57)	(69)	(4)	(61)	(17)	(6)	(10)
Housing price
- 100 bps						4	54			5
+100 bps						(4)	(53)			(5)
Additional adjustments to expected loss measurement
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose.
During 2022, in the case of Spain, the expected losses of operations considered unlikely to pay were reviewed, adjusting, in the model, the severity of these transactions to align it with that of impaired loans, which resulted in the recording of an additional provision of €250 million in the income statement for the year 2022. Similarly, during 2021, for clients benefiting from the measures of RDL 6/2012, loss given default was reviewed and adjusted. The remaining amount of the 2021 adjustment at the end of 2022 was €138 million, with no significant variation in year.
The complementary adjustments pending allocation to specific operations or clients as of December 31, 2022 totaled €302 million, of which €170 million corresponded to BBVA, S.A., €92 million to Mexico, €25 million to Peru, €11 million to Colombia and €5 million to Chile. In comparison, as of December 31, 2021, the complementary adjustments pending allocation to specific operations or clients amounted to €311 million, of which €226 million corresponded to Spain, €68 million to Mexico and €18 million euros to Peru. The variation in the year is due to, on the one hand, the revision or partial consumption of the adjustments that were deemed necessary in connection with payment deferrals, public guarantees or sectors most affected by the pandemic and, on the other hand, the additional losses amounting to €150 million relating to exposures to the corporate portfolios mainly of Spain, Mexico, Peru and Colombia (wholesale borrowers and small and medium enterprises), which could be more affected by the economic context of high inflation, interest rates or energy prices.

7.2.2Credit risk exposure
BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of December 31, 2022, 2021 and 2020 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2022	Stage 1	Stage 2	Stage 3
Financial assets held for trading		70,763
Equity instruments	10	4,404
Debt securities	10	24,367
Loans and advances	10	41,993
Non-trading financial assets mandatorily at fair value through profit or loss		6,888
Equity instruments	11	6,511
Debt securities	11	129
Loans and advances	11	247
Financial assets designated at fair value through profit or loss	12	913
Derivatives (trading and hedging)		53,101
Financial assets at fair value through other comprehensive income		59,100
Equity instruments	13	1,198
Debt securities		57,876	57,028	822	26
Loans and advances to credit institutions	13	26	26	—	—
Financial assets at amortized cost		433,445	386,048	33,873	13,523
Debt securities		43,700	43,433	237	30
Loans and advances to central banks		4,420	4,420	—	—
Loans and advances to credit institutions		16,066	15,997	69
Loans and advances to customers		369,260	322,199	33,568	13,493
Total financial assets risk		624,210
Total loan commitments and financial guarantees		192,568	181,427	9,993	1,147
Loan commitments given	33	136,920	130,459	6,283	177
Financial guarantees given	33	16,511	15,214	1,015	281
Other commitments given	33	39,137	35,753	2,695	689
Total maximum credit exposure		816,778

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2021	Stage 1	Stage 2	Stage 3
Financial assets held for trading		92,560
Equity instruments	10	15,963
Debt securities	10	25,790
Loans and advances	10	50,807
Non-trading financial assets mandatorily at fair value through profit or loss		6,086
Equity instruments	11	5,303
Debt securities	11	128
Loans and advances	11	655
Financial assets designated at fair value through profit or loss	12	1,092
Derivatives (trading and hedging)		43,687
Financial assets at fair value through other comprehensive income		60,495
Equity instruments	13	1,320
Debt securities		59,148	58,587	561	—
Loans and advances to credit institutions	13	27	27	—	—
Financial assets at amortized cost		383,870	334,772	34,418	14,680
Debt securities		34,833	34,605	205	22
Loans and advances to central banks		5,687	5,687	—	—
Loans and advances to credit institutions		13,295	13,285	10	—
Loans and advances to customers		330,055	281,195	34,203	14,657
Total financial assets risk		587,789
Total loan commitments and financial guarantees		165,941	152,914	12,070	957
Loan commitments given	33	119,618	112,494	6,953	171
Financial guarantees given	33	11,720	10,146	1,329	245
Other commitments given	33	34,604	30,274	3,789	541
Total maximum credit exposure		753,730

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		65,696
Equity instruments	10	11,458
Debt securities	10	23,970
Loans and advances	10	30,268
Non-trading financial assets mandatorily at fair value through profit or loss		5,198
Equity instruments	11	4,133
Debt securities	11	356
Loans and advances	11	709
Financial assets designated at fair value through profit or loss	12	1,117
Derivatives (trading and hedging)		46,302
Financial assets at fair value through other comprehensive income		69,537
Equity instruments	13	1,100
Debt securities		68,404	67,995	410	—
Loans and advances to credit institutions	13	33	33	—	—
Financial assets at amortized cost		379,857	334,552	30,607	14,698
Debt securities		35,785	35,759	6	20
Loans and advances to central banks		6,229	6,229	—	—
Loans and advances to credit institutions		14,591	14,565	20	6
Loans and advances to customers		323,252	277,998	30,581	14,672
Total financial assets risk		567,705
Total loan commitments and financial guarantees		179,440	165,726	12,682	1,032
Loan commitments given	33	132,584	124,104	8,214	265
Financial guarantees given	33	10,665	9,208	1,168	290
Other commitments given	33	36,190	32,414	3,300	477
Total maximum credit exposure		747,145

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
As of December 31, 2022, there are no financial assets classified as purchased or originated credit impaired in the consolidated balance sheets of the BBVA Group.
The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2022, 2021 and 2020 is shown below:

December 2022 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	214,126	187,037	19,621	7,468	(4,860)	(518)	(759)	(3,583)	209,266	186,519	18,862	3,885
Mexico	74,252	66,971	5,342	1,939	(2,496)	(955)	(475)	(1,066)	71,756	66,017	4,866	873
Turkey (2)	39,547	32,755	4,436	2,356	(2,105)	(224)	(358)	(1,523)	37,443	32,531	4,078	833
South America (3)	40,288	34,401	4,166	1,721	(1,768)	(318)	(345)	(1,105)	38,519	34,083	3,821	615
Others	1,047	1,035	3	9	(8)	—	—	(7)	1,039	1,035	3	2
Total (4)	369,260	322,199	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	358,023	320,185	31,629	6,208
Of which: individual					(2,164)	(21)	(604)	(1,539)
Of which: collective					(9,073)	(1,994)	(1,334)	(5,745)
(1) Spain includes all countries where BBVA, S.A. operates.
(2) Turkey includes all countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2022, the remaining balance was €190 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2021 (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	201,405	171,883	21,380	8,143	(5,277)	(722)	(923)	(3,631)	196,129	171,161	20,457	4,511
Mexico	57,847	51,665	4,261	1,921	(2,038)	(740)	(381)	(916)	55,809	50,925	3,880	1,005
Turkey (2)	33,472	26,497	4,134	2,841	(2,058)	(224)	(424)	(1,410)	31,414	26,273	3,711	1,431
South America (3)	36,335	30,166	4,425	1,744	(1,736)	(277)	(362)	(1,096)	34,599	29,889	4,062	648
Others	996	984	3	9	(8)	(1)	—	(7)	988	983	3	2
Total (4)	330,055	281,195	34,203	14,657	(11,116)	(1,964)	(2,091)	(7,061)	318,939	279,231	32,112	7,596
Of which: individual					(2,528)	(4)	(657)	(1,867)
Of which: collective					(8,587)	(1,959)	(1,434)	(5,194)
(1) Spain includes all countries where BBVA, S.A. operates.
(2) Turkey includes all countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2021 the remaining balance was €266 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	195,983	171,397	16,387	8,199	(5,679)	(753)	(849)	(4,077)	190,304	170,644	15,538	4,122
Mexico	52,211	46,373	4,071	1,767	(2,211)	(685)	(442)	(1,083)	50,000	45,688	3,628	684
Turkey (2)	39,633	30,832	5,806	2,995	(2,338)	(246)	(535)	(1,557)	37,295	30,586	5,272	1,438
South America (3)	34,499	28,484	4,312	1,703	(1,870)	(320)	(460)	(1,090)	32,629	28,165	3,852	612
Others	925	912	5	8	(7)	(1)	—	(6)	918	911	4	2
Total (4)	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860
Of which: individual					(2,611)	(10)	(479)	(2,122)
Of which: collective					(9,494)	(1,995)	(1,808)	(5,691)
(1) Spain includes all countries where BBVA, S.A. operates.
(2) Turkey includes all countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2020 the remaining balance was €363 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.
The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2022, 2021 and 2020 is shown below:

December 2022 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	20,922	20,582	302	38	(30)	(8)	(11)	(11)	20,892	20,574	291	27
Other financial corporations	12,802	12,548	238	17	(37)	(15)	(12)	(10)	12,765	12,533	226	6
Non-financial corporations	171,006	149,579	15,087	6,340	(5,495)	(675)	(991)	(3,829)	165,510	148,903	14,096	2,511
Households	164,530	139,491	17,941	7,098	(5,675)	(1,316)	(925)	(3,434)	158,855	138,175	17,017	3,663
Loans and advances to customers	369,260	322,199	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	358,023	320,185	31,629	6,208

December 2021 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,719	19,287	369	62	(37)	(13)	(5)	(19)	19,682	19,274	364	43
Other financial corporations	9,826	9,672	131	24	(23)	(8)	(6)	(9)	9,804	9,664	125	15
Non-financial corporations	146,797	120,140	19,366	7,290	(5,804)	(759)	(1,306)	(3,738)	140,993	119,381	18,060	3,552
Households	153,714	132,096	14,336	7,281	(5,253)	(1,184)	(773)	(3,295)	148,461	130,912	13,563	3,986
Loans and advances to customers	330,055	281,195	34,203	14,657	(11,116)	(1,964)	(2,091)	(7,061)	318,939	279,231	32,112	7,596

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,439	19,163	200	76	(48)	(14)	(9)	(25)	19,391	19,149	191	51
Other financial corporations	9,856	9,747	95	14	(39)	(25)	(6)	(7)	9,817	9,722	88	7
Non-financial corporations	142,547	119,891	15,179	7,477	(6,123)	(774)	(1,110)	(4,239)	136,424	119,117	14,069	3,238
Households	151,410	129,196	15,108	7,106	(5,895)	(1,192)	(1,161)	(3,542)	145,515	128,005	13,946	3,564
Loans and advances to customers	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of December 31, 2022, 2021 and 2020 is shown below:

December 2022 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	352	2,810	933	4,101	4,266
Credit card debt	—	1	—	3	2,029	16,865	18,898	19,985
Commercial debtors		1,021	24	370	24,510	85	26,011	26,254
Finance leases	—	195	—	13	8,040	322	8,571	8,857
Reverse repurchase loans	302	—	5,251	102	—	—	5,655	5,674
Other term loans	3,802	19,438	4,009	7,995	126,949	139,925	302,118	311,553
Advances that are not loans	296	232	6,772	3,930	1,333	811	13,374	13,430
LOANS AND ADVANCES	4,401	20,892	16,057	12,765	165,670	158,943	378,728	390,019
By secured loans
Of which: mortgage loans collateralized by immovable property		297	—	337	23,970	95,056	119,659	122,719
Of which: other collateralized loans	498	5,382	5,073	548	6,635	2,209	20,345	20,675
By purpose of the loan
Of which: credit for consumption						51,344	51,344	54,718
Of which: lending for house purchase						95,249	95,249	96,716
By subordination
Of which: project finance loans					7,942		7,942	8,530

December 2021 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	321	2,339	495	3,161	3,345
Credit card debt	—	—	—	1	1,504	12,523	14,030	14,949
Commercial debtors		791	—	476	18,191	66	19,524	19,766
Finance leases	—	191	—	14	7,388	317	7,911	8,256
Reverse repurchase loans	1,192	—	2,788	23	—	—	4,004	4,013
Other term loans	4,174	18,440	4,004	5,413	110,204	134,505	276,739	286,127
Advances that are not loans	315	394	6,510	3,554	1,805	630	13,208	13,263
LOANS AND ADVANCES	5,681	19,822	13,303	9,804	141,431	148,536	338,577	349,719
By secured loans
Of which: mortgage loans collateralized by immovable property		324	—	220	21,531	94,821	116,897	119,980
Of which: other collateralized loans	1,180	1,413	2,534	390	3,512	1,950	10,979	11,335
By purpose of the loan
Of which: credit for consumption						42,294	42,294	45,236
Of which: lending for house purchase						95,209	95,209	96,612
By subordination
Of which: project finance loans					8,863		8,863	9,423

December 2020 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	7	—	502	1,798	528	2,835	3,021
Credit card debt	—	—	—	2	1,485	11,605	13,093	14,220
Commercial debtors		898	—	317	14,262	67	15,544	15,796
Finance leases	—	197	—	6	7,125	322	7,650	8,013
Reverse repurchase loans	472	—	1,914	—	71	—	2,457	2,463
Other term loans	5,690	18,111	3,972	5,799	111,141	132,603	277,317	287,467
Advances that are not loans	48	260	8,721	3,191	1,084	473	13,777	13,833
LOANS AND ADVANCES	6,209	19,475	14,608	9,817	136,966	145,598	332,672	344,813
By secured loans
Of which: mortgage loans collateralized by immovable property		372	—	209	22,091	94,147	116,819	120,194
Of which: other collateralized loans	472	952	—	317	3,763	2,059	7,562	7,776
By purpose of the loan
Of which: credit for consumption						39,799	39,799	43,037
Of which: lending for house purchase						94,098	94,098	95,751
By subordination
Of which: project finance loans					10,721		10,721	11,032

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
The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2022 is presented in Note 7.4.2.
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
As of December 31, 2022, 2021 and 2020, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).
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

The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.6), by type of collateral, as of December 31, 2022, 2021 and 2020, is the following:

Impaired loans and advances at amortized cost covered by collateral (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
December 2022	13,493	2,537	849	3	52	984
December 2021	14,657	2,875	1,068	5	33	886
December 2020	14,678	2,717	789	18	52	575
The value of guarantees received as of December 31, 2022, 2021 and 2020, is the following:

Guarantees received (Millions of Euros)
	2022	2021	2020
Value of collateral	125,963	117,362	116,900
Of which: guarantees normal risks under special monitoring	12,826	11,768	11,296
Of which: guarantees non-performing risks	3,440	3,981	3,577
Value of other guarantees	40,050	48,680	47,012
Of which: guarantees normal risks under special monitoring	4,963	7,404	4,045
Of which: guarantees non-performing risks	984	886	575
Total value of guarantees received	166,013	166,042	163,912
The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2022, 2021 and 2020 amounts to €1,147 million, €957 million and €1,032 million, respectively (see Note 7.2.2).
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
Rating
Rating tools, as opposed to scoring tools, focus on the rating of customers: companies, corporations, SMEs, general governments, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

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
The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2022:

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
The table below outlines the distribution of the gross carrying amount of loans and advances to customers, in percentage terms, of the BBVA Group, based on their probability of default within 12 months used in the calculation of the expected loss under IFRS 9, and their stages, as of December 31, 2022, 2021 and 2020:

Probability of default (basis points)
	2022		2021		2020
	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)
	%	%	%	%	%	%
0 to 2	5.1	—	5.8	—	4.0	—
2 to 5	18.9	0.3	15.7	0.1	10.2	0.1
5 to 11	16.3	0.5	15.2	0.2	7.7	0.1
11 to 39	18.2	0.8	18.7	0.6	26.8	0.5
39 to 194	20.3	2.3	19.1	2.5	24.0	2.3
194 to 1,061	10.5	3.0	12.2	3.8	15.1	3.4
1,061 to 2,121	1.2	0.9	1.9	1.5	1.5	1.2
> 2,121	0.6	1.1	0.8	1.9	0.6	2.5
Total	91.0	9.0	89.4	10.6	89.9	10.1
The table below outlines the distribution of the BBVA Group by probability of default within 12 months used in the calculation of the expected loss under IFRS 9, and by stages of the gross carrying amount of contingent risk and commitments, in percentage terms, as of December 31, 2022:

Probability of default (basis points)
	2022
	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)
	%	%
0 to 2	6.3	0.2
2 to 5	20.4	0.2
5 to 11	26.9	0.9
11 to 39	19.8	0.7
39 to 194	14.6	1.1
194 to 1,061	6.1	1.5
1,061 to 2,121	0.6	0.2
> 2,121	0.2	0.4
Total	94.8	5.2

7.2.5Impaired loan risks
The breakdown of loans and advances within financial assets at amortized cost by counterparties, including their respective gross carrying amount, impaired amount and accumulated impairment as of December 31, 2022, 2021 and 2020 is as follows:

December 2022 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	4,420	—	(19)	—%
General governments	20,922	38	(30)	0.2%
Credit institutions	16,066	—	(35)	—%
Other financial corporations	12,802	17	(37)	0.1%
Non-financial corporations	171,006	6,340	(5,495)	3.7%
Agriculture, forestry and fishing	4,475	153	(151)	3.4%
Mining and quarrying	5,006	179	(105)	3.6%
Manufacturing	44,583	869	(794)	1.9%
Electricity, gas, steam and air conditioning supply	15,344	650	(534)	4.2%
Water supply	875	21	(16)	2.4%
Construction	8,349	784	(537)	9.4%
Wholesale and retail trade	30,974	1,184	(945)	3.8%
Transport and storage	11,051	319	(343)	2.9%
Accommodation and food service activities	8,003	451	(329)	5.6%
Information and communications	7,498	113	(47)	1.5%
Financial and insurance activities	7,446	200	(188)	2.7%
Real estate activities	11,349	718	(527)	6.3%
Professional, scientific and technical activities	3,948	169	(151)	4.3%
Administrative and support service activities	4,021	180	(124)	4.5%
Public administration and defense; compulsory social security	268	8	(12)	2.9%
Education	556	35	(29)	6.4%
Human health services and social work activities	2,108	138	(53)	6.6%
Arts, entertainment and recreation	927	68	(79)	7.3%
Other services	4,224	101	(530)	2.4%
Households	164,530	7,098	(5,675)	4.3%
LOANS AND ADVANCES	389,745	13,493	(11,291)	3.5%

December 2021 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	5,687	—	(6)	—%
General governments	19,719	62	(37)	0.3%
Credit institutions	13,295	—	(19)	—%
Other financial corporations	9,826	24	(23)	0.2%
Non-financial corporations	146,797	7,290	(5,804)	5.0%
Agriculture, forestry and fishing	4,077	125	(154)	3.1%
Mining and quarrying	4,889	222	(130)	4.5%
Manufacturing	35,058	1,003	(867)	2.9%
Electricity, gas, steam and air conditioning supply	13,718	570	(489)	4.2%
Water supply	782	22	(21)	2.9%
Construction	8,336	894	(619)	10.7%
Wholesale and retail trade	25,856	1,311	(1,104)	5.1%
Transport and storage	10,310	879	(400)	8.5%
Accommodation and food service activities	7,693	470	(405)	6.1%
Information and communications	6,533	117	(56)	1.8%
Financial and insurance activities	6,216	197	(181)	3.2%
Real estate activities	9,438	719	(466)	7.6%
Professional, scientific and technical activities	3,910	185	(152)	4.7%
Administrative and support service activities	3,046	181	(132)	5.9%
Public administration and defense, compulsory social security	203	9	(11)	4.5%
Education	582	43	(34)	7.4%
Human health services and social work activities	1,888	48	(41)	2.5%
Arts, entertainment and recreation	1,011	209	(95)	20.7%
Other services	3,250	84	(447)	2.6%
Households	153,714	7,281	(5,253)	4.7%
LOANS AND ADVANCES	349,037	14,657	(11,142)	4.2%

December 2020 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	6,229	—	(20)	—%
General governments	19,439	76	(48)	0.4%
Credit institutions	14,591	6	(16)	—%
Other financial corporations	9,856	14	(39)	0.1%
Non-financial corporations	142,547	7,477	(6,123)	5.2%
Agriculture, forestry and fishing	3,438	132	(108)	3.8%
Mining and quarrying	4,349	47	(59)	1.1%
Manufacturing	33,771	1,486	(1,129)	4.4%
Electricity, gas, steam and air conditioning supply	13,490	591	(509)	4.4%
Water supply	899	17	(15)	1.9%
Construction	10,019	1,397	(722)	13.9%
Wholesale and retail trade	24,594	1,456	(1,223)	5.9%
Transport and storage	8,117	489	(368)	6.0%
Accommodation and food service activities	8,337	358	(294)	4.3%
Information and communications	5,764	73	(60)	1.3%
Financial and insurance activities	5,298	123	(132)	2.3%
Real estate activities	10,025	617	(494)	6.2%
Professional, scientific and technical activities	2,886	177	(124)	6.1%
Administrative and support service activities	3,955	142	(192)	3.6%
Public administration and defense, compulsory social security	129	5	(4)	3.5%
Education	665	54	(43)	8.1%
Human health services and social work activities	1,812	67	(59)	3.7%
Arts, entertainment and recreation	1,131	46	(65)	4.1%
Other services	3,871	198	(523)	5.1%
Households	151,410	7,106	(5,895)	4.7%
LOANS AND ADVANCES	344,072	14,678	(12,141)	4.3%
The changes during the years 2022, 2021 and 2020 of impaired financial assets and guarantees given are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	2022	2021	2020
Balance at the beginning	15,467	15,478	16,770
Additions	8,084	8,556	9,533
Decreases (1)	(5,742)	(4,555)	(5,024)
Net additions	2,342	4,001	4,509
Amounts written-off	(2,771)	(3,613)	(3,603)
Exchange differences and other	(517)	(399)	(968)
Discontinued operations	—	—	(1,230)
Balance at the end	14,521	15,467	15,478
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

The changes during the years 2022, 2021 and 2020 in financial assets derecognized from the consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2022	2021	2020
Balance at the beginning		21,990	22,001	26,245
Companies held for sale (1)		—	—	(4,646)
Increase		2,871	3,709	3,440
Decrease:		(2,431)	(3,605)	(2,715)
Re-financing or restructuring		(2)	(1)	(7)
Cash recovery	47	(390)	(423)	(339)
Foreclosed assets		(25)	(17)	(479)
Sales (2)		(1,498)	(2,437)	(1,223)
Debt forgiveness		(368)	(599)	(607)
Time-barred debt and other causes		(147)	(129)	(60)
Net exchange differences		165	(116)	(323)
Balance at the end		22,595	21,990	22,001
(1) The balance of 2020 relates mainly to the Group companies included in the agreement for the sale of the U.S. business to PNC (see Notes 3 and 21).
(2) Includes principal and interest.
As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.
7.2.6Loss allowances
Movements, measured over a 12-month period, in gross accounting balances and accumulated loss allowances during 2022, 2021 and 2020 are recorded on the consolidated balance sheet as of December 31, 2022, 2021 and 2020 in order to cover the estimated impairment or reversal of impairment on loans and advances measured at amortized cost.

Changes in gross accounting balances of loans and advances at amortized cost. Year 2022 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	300,167	34,213	14,657	349,037
Transfers of financial assets:	(5,041)	3,914	1,128	—
Transfers from stage 1 to stage 2	(12,726)	12,726	—	—
Transfers from stage 2 to stage 1	8,537	(8,537)	—	—
Transfers to stage 3	(1,941)	(1,831)	3,773	—
Transfers from stage 3	1,089	1,556	(2,645)	—
Net annual origination of financial assets	44,465	(4,201)	258	40,522
Becoming write-offs	(63)	(35)	(2,432)	(2,530)
Foreign exchange	2,447	18	(461)	2,004
Modifications that do not result in derecognition	(2)	29	113	140
Other	643	(301)	231	573
Balance at the end	342,616	33,636	13,493	389,745

Changes in allowances of loans and advances at amortized cost. Year 2022 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(1,990)	(2,091)	(7,061)	(11,142)
Transfers of financial assets:	63	33	(1,570)	(1,473)
Transfers from stage 1 to stage 2	110	(397)	—	(287)
Transfers from stage 2 to stage 1	(91)	374	—	283
Transfers to stage 3	51	204	(1,917)	(1,662)
Transfers from stage 3	(7)	(148)	347	193
Net annual origination of allowances	(406)	(273)	(663)	(1,342)
Becoming write-offs	186	30	1,890	2,106
Foreign exchange	(87)	248	—	161
Modifications that do not result in derecognition	—	48	(160)	(112)
Other	168	64	279	511
Balance at the end	(2,065)	(1,942)	(7,284)	(11,291)
For the year ended December 31, 2022, the impairment charges recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification" amounted to €3,379 million (€3,034 million and €5,179 million for the years ended December 31, 2021 and 2020, respectively) (see Note 47). Additionally, as of December 31, 2021, the Group estimated that the update in the definition of credit impairment (default) (see Note 2.2.1) led to an increase of €1,262 million in impaired financial assets. In terms of allowances for impairment, the impact of this update was considered non-significant.
During 2022, the macroeconomic environment has deteriorated, with a downward revision of growth expectations in an inflationary environment with a generalized increase in energy commodity prices and interest rates. This has resulted in an increase in allowances for impairment of financial assets with respect to the previous year, through additional adjustments in an environment of global growth throughout the year and through the adjustments reflected in the portfolios and sectors most vulnerable to this environment.

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
The loss allowances recorded in the balance sheet to cover the impairment or reversal of impairment estimated in the debt securities amounted to €214, €126 and €145 million as of December 31, 2022, 2021 and 2020, respectively. The variation is mainly due to changes in credit risk variations, mainly in Garanti BBVA, BBVA, S.A. and BBVA Argentina.
Additionally, the loss allowances recorded in the balance sheet to cover the impairment or reversal of the impairment estimated in the commitments and guarantees given amounted to €770, €691 and €728 million as of December 31, 2022, 2021 and 2020, respectively (see Note 24). The variation is mainly driven by changes due to origination and acquisition in Garanti BBVA.
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
–At least one year must have elapsed since the later of: i) the time at which the restructuring measures were extended, ii) the time when the exposure was classified as deteriorated, iii) the end of any grace period included in restructuring agreements.
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

–At least two years must have elapsed since completion of the renegotiation or restructuring of the loan or, if later, the date of reclassification from the deteriorated category. Regular payments must have been made during at least half of this probation period; and
–It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.
The economic impact caused by the COVID-19 pandemic required the adaptation of the repayment schedule of a large volume of loans in all geographies and portfolios. In general, support was given through the granting of deferrals that comply with the principles established by the EBA, which allowed for the application of a differential accounting and prudential treatment.
Renewals and renegotiations are classified as normal risk, provided that there is no significant increase in risk. This classification is applicable initially, and in the event of any deterioration, the criteria established in the existing policy are followed. In this sense, the aforementioned conditions are considered, including, among others, the requirement that the facility is not more than 30 days past due and that it has not been identified as 'unlikely to pay'.
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
In any case, a restructuring will be considered impaired when the reduction in the present net value of the financial obligation is greater than 1%, in line with the management criteria introduced during 2021.
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
Risk concentrations by geography
The breakdown of the main figures in the most significant foreign currencies in the consolidated balance sheets is set forth in Appendix IX.
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
Risk related to the developer and Real Estate sector in Spain
The sale of impaired assets concluded in 2018. Currently, there is no risk concentration in the developer and real estate sector, taking into account that its weight in total wholesale risks in Spain is approximately 10%, while compared with the total risks in the portfolio (wholesale and retail), the Real Estate risk assumed would be around 3%.
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
Specific policies for analysis and granting of new developer risk transactions
In the analysis of new transactions, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant. The monitoring of the work, sales prospects and the legal situation of the project are essential aspects for the admission and follow-up of new real estate transactions. With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Valuation, Legal, BBVA Research and Recoveries. This guarantees coordination and exchange of information in all the processes.
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
7.3Structural risk
The structural risks are defined, in general terms, as the possibility of suffering losses in the banking book due to adverse movements in market risk factors.
In the Group, the following types of structural risks are defined, according to their nature: interest rate risk, credit spread risk, exchange rate risk and equity risk.
The scope of structural risks in the Group excludes market risks in the trading book that are clearly delimited and separated and are part of the Market Risks category.
The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding, interest rate, credit spread, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the risk appetite framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance sheet management units have a local ALCO, which is permanently attended by members of the Corporate Center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.
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
7.3.1Interest rate risk and credit spread in the banking book
The structural interest-rate risk (IRRBB) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure IRRBB, BBVA Group takes into account all the main sources of this risk: repricing risk, yield curve risk, option risk and basis risk.
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
In BBVA, the purpose of structural interest rate risk management is to maintain the stability of the net interest income in the event of interest rate fluctuations. It contributes to a recurrent generation of earnings, limit the capital consumption due to structural interest rate risk and monitor potential mark-to-market impacts on “held to collect and sell” (HtC&S) portfolios. Likewise, the spread risk management in banking book portfolios is aimed at limiting the impact on the valuation of fixed income instruments, which are used for balance sheet liquidity and interest rate risk management purposes in order to increase diversification, and maintain the spread risk at levels aligned with the total volume of the investment portfolio and the equity of the Group.
These functions fall to the Global ALM (Asset & Liability Management) unit, within the Finance area, who, through ALCO, aims to guarantee the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group.
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
Furthermore, the credit spread risk (CSRBB) of fixed-income portfolios in the banking book arises from the potential impact on the value of fixed-income portfolios and credit derivatives registered at fair value produced by a variation in the level of credit spreads associated with those instruments/issuers and that are not explained by default risk or by movements in market interest rates.
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
The risk measurement model is complemented by the assessment of ad-hoc scenarios, stress tests and reverse stress. Stress tests incorporate extreme scenarios both in market interest rates and in behavioral assumptions, in addition to the assessment of market scenarios by BBVA Research and the set of prescriptive scenarios defined according to EBA guidelines.
The internal measurement systems and models are subjected to a process of review and continuous improvement in order to keep them aligned with EBA guidelines.
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
In addition, the behavior modeling incorporates, where appropriate, the relationship between the evolution of the balance of deposits and the levels of market interest rates, especially in low rate environments. Consequently, the effect of rate variations on the stability of the deposits as well as the potential migration between the different types of products (on demand and time deposits) in each interest rate scenario are incorporated.
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

The table below shows the profile of average structural interest rate risk and credit spread risk of the fixed income portfolio in the banking book classified as Hold to Collect & Sale (HtC&S) in terms of sensitivities of the main currencies for the BBVA Group in 2022:

Sensitivity to interest-rate and credit spread analysis. Year 2022
	Interest rate risk				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis point increase	100 basis point decrease (3)	100 basis point increase	100 basis point decrease (3)	100 basis point increase
Euro	[1.5% , 3.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[3.5% , 5.5%]	[-5.5% , -3.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-3.5% , -1.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 (Fully Loaded) for BBVA Group
(3) In Euro and Pound sterling (included in "Other"), negative interest rates scenarios are allowed up to plausible levels.
The year 2022 was characterized by a change in the cycle in terms of monetary policy as a result of the high inflation rates observed in most Western economies. The effects of the high energy prices and the bottlenecks in the supply chain, which still persisted due to the COVID-19 pandemic, were exacerbated from March onwards by the outbreak of the war between Russia and Ukraine. In this context, the central banks embarked on a restrictive monetary policy strategy with interest rate hikes, which is still in force and is expected to last during most of 2023.
At an aggregate level, BBVA seeks to maintain a moderate risk profile, in accordance with the established objective, having positive sensitivity to interest rate hikes in the net interest income.
Regarding relevant events in the financial markets, the ECB began the process of raising interest rates in July 2022 with the aim of curbing inflation, with a rise of 250 basis points in the year, and the FED, for its part, implemented increases of 425 basis points in 2022. Furthermore, additional increases are expected in 2023 (such as the rise by the Fed (0.25 basis points) and the ECB (0.5 basis points), announced on February 1 and February 2, 2023, respectively) since inflation remains at high levels. In relation to fixed income markets, valuations have been affected by the strong general increase in interest rates and the widening of risk premiums, in line with inflation expectations, which are expected to continue above reference levels. Spanish and Italian debt spreads worsened with widenings relative to the German curve, especially in the case of Italy. As for Mexico and South America, the flattening movements have been similar to those of the United States, continuing with the rate hike cycle. Turkey, for its part, has set the monetary policy rate at 9.0%, making successive cuts of 500 basis points between August and November 2022.
The most relevant aspects related to the main geographical areas are the following:
–Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever, hedging the bank's balance sheet by mitigating its sensitivity to interest rate fluctuations. The balance sheet interest rate risk profile remained stable during the year, Spain being the geographical area of the Group with the highest positive sensitivity to rates.
At the end of September 2022 the ECB set the benchmark interest rate at 2.5%, the marginal deposit facility rate at 2% and the marginal loan facility rate at 2.75%. Thus, the European benchmark interest rates (EURIBOR) showed significant increases in the year. In this regard, customer spread is starting to benefit from interest rate hikes, which is expected to continue in the coming quarters.
–Mexico continues to show a balance between fixed and variable interest rates positions, which limits sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to customer funds, there is a high proportion of non-interest bearing deposits, which are insensitive to interest rate movements. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stands at 10.50%, 500 basis points above the end-of-year level of 2021. Regarding client spread, there has been an improvement in 2022, favored by both the contained cost of deposits and the positive evolution of yields on loans.
–In Turkey, loans, which are mostly fixed-rate and have relatively short maturities, and the ALCO portfolio limit the sensitivity of interest margins, both with respect to the Turkish lira and foreign currencies. However, the economic value risk increased in 2022 mainly due to the compulsory purchases of bonds required by the local supervisor. Customer spread improved in 2022 due to the lower cost of deposits.
–In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a limited level of risk. The central banks of Peru and Colombia rose the benchmark interest rates by 500 and 900 basis points, respectively, in 2022. Customer spreads improved in Peru, impacted by the interest rates hike, while falling in Colombia, as liabilities (mainly deposits) repriced faster than assets following the sharp interest rates hike.

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
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. The year 2022 was characterized by the weakness of the euro, especially pronounced in the first nine months of the year. Thus, the US dollar, which for some part of the year was trading below parity, closed the year with an appreciation of 6.2% against the euro. Among the emerging currencies, the Mexican peso appreciated strongly (11.0% against the euro) on the back of the positive perception of the country's fundamentals and the aforementioned weakness of the euro. The lira was again penalized in 2022 (-23.7%) by an unorthodox economic policy in a context of high inflation. As for the performance of South American currencies, the Peruvian sol was solid (11.0%), while the Chilean peso, somewhat more volatile, managed to appreciate against the euro (4.4%). The Colombian peso (-12.1%) and the Argentine peso (-38.3%) depreciated against the euro.
BBVA maintains management policies for the main investments in emerging countries in respect of, in average terms, between 40% and 50% of the aggregate attributable profit in non-euro currencies expected to be generated by the group in the next twelve months and around 70% of the aggregate excess capital in non-euro currencies. In relation to the CET1 capital ratio, the estimated impact at the end of 2022 of a 10% depreciation in the relevant currency was as follows: Mexican peso (-5 basis points); Turkish lira (-5 basis points) and U.S. dollar (+19 basis points).
For the years 2022, 2021 and 2020, the estimated sensitivities of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Sensitivity to 1% change (Millions of Euros)
Currency	2022	2021	2020
Mexican peso	19.1	14.0	4.9
Turkish lira	3.5	4.7	4.5
Peruvian sol	0.7	0.3	0.4
Chilean peso	0.4	0.6	0.3
Colombian peso	0.9	1.1	1.4
Argentine peso	1.9	0.6	0.9
7.3.3Equity risk in the banking book
Equity risk in the banking book refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.
BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial and financial companies, and in new business (innovation). This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

The structural equity risk management is aimed at increasing the income-generating capacity of those shares held by the Group, limiting the capital requirements for equity risk and narrowing the impact on the solvency level through a proactive management of the portfolio using hedges. The function of managing the main structural equity portfolios is a responsibility of the specialized units of the corporate areas of Global ALM, Strategy & M&A and Client Solutions (Banking for Growth Companies). Their activity is subject to the corporate structural equity risk management policy, complying with the defined management principles and Risk Appetite Framework.
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
Equity markets in Europe and the United States were negatively affected in 2022 by the tightening of financial conditions carried out by the Central Banks due to the rise in inflation. In many cases, the adjustment in share prices is attributed mainly to a correction in the valuation metrics than to a significant deterioration in relation to the expectation of corporate profits. The Spanish stock market closed the year with smaller falls than those presented by the main indices of other geographies in the euro area.
Structural equity risk, measured in terms of economic capital, has raised during the last year due to the higher exposure taken. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio increased to €-24 million as of December 31, 2022, compared to €-27 million as of December 31, 2021. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
7.3.4 IBOR reform
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
BBVA Group established a transition program, provided with a robust governance structure by means of an Executive Steering Committee, with representation from senior management of the affected areas, which reports directly to the Group's Global Leadership Team. At the local level, each geographical area has defined its own governance structure with the participation of senior management. The coordination among geographical areas is realized through the Project Management Office (PMO) and the Global Working Groups that incorporate a multi-geographic and transversal view on the areas of Legal, Risk, Regulatory, Finance and Accounting and Engineering. The project also involves both Corporate Assurance of the different geographical areas and business lines and Global Corporate Assurance of the Group.
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
The official discontinuation date for LIBORs exUSD (GBP, CHF, EUR, JPY), LIBOR USD 1-week and 2-month indices was December 31, 2021, and for EONIA was January 3, 2022. However, the Financial Conduct Authority (FCA) and the European Commission have established a legal safeguard in the event that there are some operations that could not be migrated before such discontinuation dates. In the case of the FCA, said legal safeguard, called Synthetic LIBOR, would apply only to contracts referenced to LIBOR GBP and LIBOR JPY in terms of 1, 3 and 6 months, and allows the index to continue to be applied for an additional period. However, the FCA has announced its decision to continue publishing the synthetic LIBOR JPY for all its terms until December 31, 2022, the synthetic LIBOR GBP 1 month and 6 months until March 31, 2023 and the synthetic LIBOR GBP 3 month until March 2024.
Moreover, the European Commission, through what is known as the "Statutory Fallback", provides a legal safeguard for EONIA contracts and for LIBOR CHF (which entered into force on January 1, 2022), so that in the contracts subject to this measure, said indices are automatically replaced, by legal requirement, with the new indices. BBVA maintains non-significant balances in the aforementioned synthetic LIBOR GBP and synthetic LIBOR JPY, which already have a transition solution communicated and agreed with the clients pending execution in systems at the beginning of 2023.
Regarding LIBOR USD, references will be discontinued in the terms still in force on June 30, 2023 (except for the one-week and two-month terms that were already discontinued in 2021, as we have said previously). Currently the different international regulators are studying the application of legal safeguards similar to the one mentioned above. Such is the case in the United States, where a federal law has already been approved to designate a statutory fallback in contracts that do not contemplate or regulate a transition of the LIBOR USD index.
In this regard, the BBVA Group is actively working to modify all its contracts referenced to LIBOR USD to the corresponding RFRs (SOFR). As of December 31, 2022, the Group continues to maintain financial assets and liabilities whose contracts are referenced to LIBOR USD including, among others, for loans, deposits and debt issuances as well as underlying derivative financial instruments.
In the case of the EURIBOR, the European authorities have encouraged modifications in its methodology so that it meets the requirements of the European Regulation of Reference Indices, so this index does not disappear.
Below is the BBVA Group's exposure to financial assets and liabilities maturing after the transition dates of these IBORs to their corresponding RFRs. The table shows, in the case of loans and advances, asset and liability debt instruments, deposits and commitments, their gross amounts and, in the case of derivatives, their notional value, in each case as of December 31, 2022:

Millions of Euros
	Loans & Advances	Debt Securities Assets	Debt Securities Issued (Liabilities)	Deposits	Derivatives (notional)
Synthetic LIBOR GBP and JPY	76	—	—	—	—
LIBOR USD with maturity > June 30, 2023	16,539	171	1,977	159	423,468
Total	16,615	171	1,977	159	423,468
The 96% of the exposure of derivative instruments is either settled by Clearing Houses (mainly the London Clearing House) or are operations with counterparties currently adhering to the International Swaps and Derivatives Association (ISDA) protocols, specifically the following: ISDA 2020 IBOR Fallback Protocol and June 2022 Benchmark Module of the ISDA 2021 Fallback Protocol.
7.4Market risk
Market risk originates from the possibility of experiencing losses in the value of positions held as a result of movements in market variables that affect the valuation of financial assets and liabilities. Market risk in the Group's trading portfolios stems mainly from the portfolios originated by Global Markets valued at fair value and held for the purpose of trading and generating short-term results. Market risk in the field of banking book is clearly and distinctly addressed and can be broken down into structural risks relating to interest rate and credit spread, exchange rate and equity (see Note 7.3).
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
The standard metric used to measure market risk is Value at Risk (hereinafter “VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. Additionally, for certain positions, other risks need to be considered, such as a credit spread, base, volatility or correlation risk.
With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which jointly accounted for around 63%, 77% and 72% of the Group’s trading-book market risk as of December 31, 2022, 2021 and 2020. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries and Garanti BBVA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).
The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on specific metrics according to market activities, (VaR (Value at Risk), economic capital, as well as stop-loss limits for each of the Group’s business units).
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
Market risk in 2022
The Group’s market risk related to its trading portfolio remained in 2022 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2022, the average VaR was €27 million, below the figure of 2021, with a maximum level in the year reached on January 12, 2022 of €36 million. The evolution in the BBVA Group’s market risk during 2022, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:

50
40
30
20
10
0
-10
-20
-30
-40
-50
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Interest + spread
Total
FX
Vega/Correlation
Stock Market
Diversification

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 54% of the total at December 31, 2022 (this figure includes the spread risk). The relative weight of this risk has slightly decreased compared with the close of 2021 (57%). Exchange-rate risk accounted for 22% of the total risk, increasing its weight with respect to December 2021 (16%), while equity, volatility and correlation risk has increased, with a weight of 11% at the close of 2022 (vs. 9% at the end of 2021).

As of December 31, 2022, 2021 and 2020 the VaR was €29 million, €31 million and €28 million, respectively, with the following breakdown:

VaR by Risk Factor (Millions of Euros)
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect (1)	Total
2022
VaR average in the year	33	8	3	7	(23)	27
VaR max in the year	35	12	2	11	(24)	36
VaR min in the year	25	10	2	11	(28)	19
End of period VaR	32	13	7	5	(28)	29
2021
VaR average in the year	33	10	2	11	(28)	29
VaR max in the year	32	13	4	1	(14)	36
VaR min in the year	27	9	1	10	(25)	22
End of period VaR	34	9	5	11	(29)	31
2020
VaR average in the year	29	12	4	11	(28)	27
VaR max in the year	39	20	10	20	(14)	39
VaR min in the year	20	3	1	6	(39)	18
End of period VaR	32	12	2	11	(29)	28
(1) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.
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
Two types of backtesting have been carried out in 2022, 2021 and 2020:
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
For the period between the year ended December 31, 2021 and the year ended December 31, 2022, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there was no negative exception in BBVA, S.A. In BBVA Mexico, there were two negative exceptions.
At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has been the case each year since the internal market risk model was approved for the Group.
Stress testing analysis
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
The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 97.5% confidence level, 20 days) as of December 31, 2022 is as follows:

Impact of the stress test (Millions of Euros)
0	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(86)	(42)	(7)	—	(8)	(4)	(22)
7.4.2Financial instruments offset
Financial assets and liabilities may be netted in certain cases. In particular, they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy the provisions of IAS 32, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.
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
In the current market context, derivatives are contracted under different framework contracts being the most widespread the ones developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) in ISDA and Appendix III in CMOF are included, thereby minimizing exposure to a potential default of the counterparty.
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

A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2022, 2021 and 2020:

Effect of offsetting for derivatives and securities operation (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
December 2022
Trading and hedging derivatives	10 / 15	52,354	10,554	41,800	29,251	11,461	1,088
Reverse repurchase, securities borrowing and similar agreements		47,111	—	47,111	47,217	970	(1,077)
Total assets		99,465	10,554	88,911	76,468	12,431	11
Trading and hedging derivatives	10 / 15	51,767	10,554	41,213	31,063	9,498	651
Repurchase, securities lending and similar agreements		54,382	—	54,382	53,439	586	357
Total liabilities		106,149	10,554	95,594	84,502	10,084	1,008
December 2021
Trading and hedging derivatives	10 / 15	36,349	3,611	32,737	22,524	8,758	1,456
Reverse repurchase, securities borrowing and similar agreements		54,296	—	54,296	55,010	2,213	(2,927)
Total assets		90,645	3,611	87,034	77,534	10,971	(1,471)
Trading and hedging derivatives	10 / 15	37,916	3,584	34,331	22,524	10,119	1,688
Repurchase, securities lending and similar agreements		54,159	—	54,159	58,174	679	(4,694)
Total liabilities		92,074	3,584	88,490	80,698	10,798	(3,006)
December 2020
Trading and hedging derivatives	10 / 15	47,862	5,688	42,173	33,842	9,018	(686)
Reverse repurchase, securities borrowing and similar agreements		32,121	—	32,121	32,762	161	(802)
Total assets		79,983	5,688	74,294	66,604	9,178	(1,488)
Trading and hedging derivatives	10 / 15	49,720	5,722	43,998	33,842	9,435	721
Repurchase, securities lending and similar agreements		41,571	—	41,571	42,298	1,619	(2,346)
Total liabilities		91,291	5,722	85,569	76,140	11,054	(1,624)
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
Within this strategy, the BBVA Group is organized into eight LMU composed of the parent company and the bank subsidiaries in each geographical area, plus the branches that depend on them.
In addition, the policy for managing liquidity and funding risk is also based on the model’s effectiveness and on the planning and integration of risk management into the budgeting process of each LMU, according to the liquidity and funding risk appetite that it decides to assume in its business.
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
7.5.2Governance and monitoring
The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the EBA and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the Assets and Liabilities Committee (ALCO) the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.
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
The LCR ratio is a regulatory metric that aims to guarantee the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a loose level above 100%.
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
In this context, the short-term resistance of the liquidity risk profile is promoted, striving to ensure that each LMU has sufficient collateral to deal with the risk of the closing of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to one year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.
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
During 2022, in an environment of higher uncertainty, liquidity conditions have remained comfortable in all the countries where the BBVA Group operates. It should be noted that the war in Ukraine has not had a significant impact on the liquidity and funding situation of the BBVA Group units.
The performance of the indicators show that the funding structure remained steady during 2022, 2021 and 2020, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	2022	2021	2020
Group (average)	96%	95%	95%
BBVA, S.A.	98%	98%	97%
BBVA Mexico	98%	93%	98%
Garanti BBVA	83%	81%	95%
Other LMU	96%	93%	86%
With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2022. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2022 standing at 159%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required is comfortably exceeded in all subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio. If the impact of these highly liquid assets was considered, the LCR would be 201%, or 42 basis points above the required level.

LCR main LMU
0	2022	2021	2020
Group	159%	165%	149%
BBVA, S.A.	186%	190%	173%
BBVA Mexico	199%	245%	196%
Garanti BBVA	185%	211%	183%
One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a consistent liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €140.3 billion, among which, 95% correspond to maximum quality assets (LCR Level 1).

The table below shows the liquidity available by instrument as of December 31, 2022, 2021 and 2020 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

Liquidity available by instrument (Millions of Euros)
	BBVA, S.A.			BBVA Mexico			Garanti BBVA			Other
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Cash and withdrawable central bank reserves	48,271	35,258	39,330	12,865	12,146	8,930	6,731	8,179	6,153	5,265	6,469	6,831
Level 1 tradable assets	33,081	37,272	48,858	13,974	13,881	9,205	9,165	5,549	7,019	7,836	6,036	6,237
Level 2A tradable assets	3,450	5,234	5,119	47	74	106	—	—	—	—	—	—
Level 2B tradable assets	3,471	9,492	6,080	35	28	11	—	—	—	1	2	—
Other tradable assets	22,708	27,870	20,174	467	343	421	285	722	701	1,035	934	745
Non tradable assets eligible for central banks	—	—	—	—	—	—	—	—	—	—	—	—
Cumulated counterbalancing capacity	110,981	115,127	119,560	27,388	26,472	18,672	16,181	14,449	13,873	14,136	13,440	13,814
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 135% as of December 31, 2022.
The NSFR of BBVA Group and its main LMU at December 31, 2022, 2021 and 2020, was the following:

NSFR main LMU
	2022	2021	2020 ⁽¹⁾
Group	135%	135%	127%
BBVA, S.A.	125%	126%	121%
BBVA Mexico	143%	149%	138%
Garanti BBVA	166%	162%	154%
(1) 2020 Ratio calculated based on the Basel requirements.
Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2022, 2021 and 2020:

December 2022. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,227	66,497	—	—	—	—	—	—	—	—	75,724
Deposits in credit entities	—	3,870	319	433	434	468	242	183	6	83	6,040
Deposits in other financial institutions	3	2,199	1,012	746	516	344	971	816	551	830	7,988
Reverse repo, securities borrowing and margin lending	—	31,049	5,743	3,368	1,432	1,127	4,582	1,354	2,400	289	51,343
Loans and advances	99	24,622	32,009	25,622	14,827	16,766	41,049	32,510	43,828	96,201	327,534
Securities' portfolio settlement	1	4,031	4,107	8,200	4,305	4,746	18,417	8,744	23,307	31,480	107,338

December 2022. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,841	4,434	1,050	3,148	2,017	6,318	9,423	13,282	18,145	59,658
Deposits from financial institutions	2,176	7,885	628	806	56	694	648	211	396	399	13,899
Deposits from other financial institutions and international agencies	7,392	5,760	1,465	464	379	758	700	293	594	727	18,532
Customer deposits	302,667	38,951	18,542	6,776	2,575	2,870	1,476	1,276	798	273	376,203
Security pledge funding	—	51,638	14,543	17,736	866	1,503	8,136	1,524	3,493	575	100,013
Derivatives, net	—	(253)	24	(1,010)	(23)	175	40	(153)	(466)	(3,717)	(5,383)

December 2021. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	39,761	24,598	—	—	—	—	—	—	—	—	64,359
Deposits in credit entities	—	3,781	400	790	373	299	211	166	8	26	6,056
Deposits in other financial institutions	2	901	801	584	727	432	694	470	261	469	5,343
Reverse repo, securities borrowing and margin lending	—	33,856	11,611	2,945	1,063	1,692	2,188	2,239	1,118	739	57,451
Loans and advances	174	18,531	23,185	22,141	11,769	13,782	39,656	30,049	44,508	94,780	298,574
Securities' portfolio settlement	10	1,779	3,606	3,395	2,333	3,958	18,854	13,135	17,214	47,331	111,614

December 2021. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	3,065	1,077	3,498	2,914	1,885	9,477	4,931	12,332	19,991	59,169
Deposits from financial institutions	1,936	4,257	415	825	183	924	496	146	146	579	9,907
Deposits from other financial institutions and international agencies	8,894	2,728	1,700	382	289	227	578	231	337	722	16,087
Customer deposits	281,812	28,806	11,814	4,867	1,717	1,520	1,740	578	863	416	334,132
Security pledge funding	—	52,437	6,858	2,485	1,513	8,252	29,954	5,527	4,755	1,490	113,269
Derivatives, net	(33)	(395)	(176)	(326)	(66)	(641)	100	(122)	(155)	(66)	(1,880)

December 2020. Contractual maturities (Millions of Euros) ⁽¹⁾
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	42,518	32,741	—	—	—	—	—	—	—	—	75,258
Deposits in credit entities	—	3,616	677	921	356	461	117	120	2	39	6,309
Deposits in other financial institutions	—	2,202	855	797	734	543	1,251	721	515	500	8,119
Reverse repo, securities borrowing and margin lending	—	20,033	4,757	1,351	364	368	3,320	1,849	891	1,089	34,021
Loans and advances	279	16,939	24,280	23,012	15,579	17,032	46,182	38,851	51,709	110,173	344,036
Securities' portfolio settlement	—	3,896	6,680	6,557	5,084	13,014	9,858	15,494	17,231	50,045	127,859
(1) It includes the balance of the companies in the United States (see Notes 3 and 21).

December 2020. Contractual maturities (Millions of Euros) ⁽¹⁾
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	4,750	2,618	3,963	1,283	1,543	10,573	7,505	12,793	23,839	68,868
Deposits from financial institutions	8,838	7,859	254	741	152	726	825	189	166	371	20,120
Deposits from other financial institutions and international agencies	12,735	4,324	2,694	588	353	272	957	337	459	870	23,589
Customer deposits	308,360	39,978	13,416	6,808	4,526	4,366	3,361	1,213	869	799	383,694
Security pledge funding	—	41,239	5,301	1,643	1,192	368	11,304	28,510	3,740	1,516	94,812
Derivatives, net	—	(722)	15	(961)	(85)	134	(400)	(157)	(264)	(159)	(2,599)
(1) It includes the balance of the companies in the United States (see Notes 3 and 21)
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

The most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained an adequate liquidity position. Commercial activity has generated liquidity due to greater growth in customer deposits than in loans, especially in the last quarter of the year. In December, the Bank began the repayment of the TLTRO III program for an amount of €12 billion, corresponding to approximately one third of the total drawdown amount. On the other hand, in order to maintain sufficient collateral available, mortgage coverage and territorial bonds have been issued for an amount of €2 billion, which are held by BBVA. Likewise, mortgage securitizations were issued and are held by BBVA, generating collateral for an amount of €4.4 billion.
–In BBVA Mexico, commercial activity has drained liquidity during 2022, due to the growth in lending activity that exceeded the growth of customer funds. Despite this, BBVA Mexico continues to hold a liquidity position that is deemed to be adequate and has carried out a cost-efficient funding management in an environment of rising rates.
–In Turkey, in the year 2022, the lending gap in local currency has been reduced, due to a greater growth in Turkish lira-denominated deposits than in loans. The lending gap in foreign currency has increased due to reductions in foreign currency deposits as a result of the measures established by the Turkish central bank to encourage Turkish lira deposits, partially offset by lower loans in foreign currency. Garanti BBVA continues to maintain a liquidity position which is considered to be adequate. For its part, the Central Bank of Turkey has continued to implement measures in order to reduce the dollarization of the economy.
–In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity continues to increase in the system and in BBVA due to a higher growth in deposits than in loans in local currency. In BBVA Colombia, lending activity grew more than funds, though this did not compromise the liquidity position of the bank due to the increase in longer-term deposits. BBVA Peru maintained stable liquidity levels, thanks to the solid growth of deposits in an environment of reduced local currency lending due to the expiration of loans covered by COVID-19 programs. The recent political instability has not had a material impact on liquidity.
The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:
–In relation to BBVA, S.A. during the year 2022 it has made an issuance of senior non-preferred debt in an amount of €1 billion, two series of senior non-preferred debt securities in an aggregate amount of USD 1.8 billion, six series of senior preferred debt securities in an aggregate amount of €4.1 billion, a senior preferred bond (green bond) issuance for €1.3 billion and two senior preferred bond (green bond) issuances in an aggregate amount of 425 million Swiss francs. Additionally, in May 2022, the convertible preferred shares (CoCos) issued by BBVA in May 2017 were redeemed early and in June 2022 a loan securitization transaction was completed in connection with vehicle financing loans for an amount of €1.2 billion.
–For its part, BBVA Mexico issued a sustainable bond for 10 billion Mexican pesos (approximately €480 million), consequently becoming the first private bank to carry out an issue of this type in Mexico, taking as reference the TIIE rate (Interbank Equilibrium Interest Rate used in Mexico).
–Garanti BBVA renewed 100% of a syndicated loan indexed to environmental, social and corporate governance criteria consisting of two separate tranches of USD 283.5 million and €290.5 million, respectively, both maturing in one year. It also renewed the second part of a syndicated loan (USD 155 million or €239 million), renewing 65% of its amount, in line with its strategy and in line with the banks of the peer group. Garanti BBVA also carried out a sustainable financing round of USD 75 million in 2022.
–BBVA Colombia closed a financing with International Finance Corporation (IFC) for USD 60 million over 3 years. A financing transaction of USD 200 million over 5 years and another of USD 40 million over 3 years was also carried out.
7.5.4Asset encumbrance
As of December 31, 2022, 2021 and 2020, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

Encumbered and unencumbered assets (Millions of Euros)
	Encumbered assets						Unencumbered assets
	Book value			Fair value			Book value			Fair value
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Assets	92,916	114,336	121,999				620,257	548,548	614,260
Equity instruments	819	307	2,134	819	307	2,134	11,293	22,280	14,556	11,293	22,280	14,556
Debt securities	33,533	31,557	29,379	32,291	29,527	26,112	93,238	89,307	100,108	93,238	89,307	100,108
Loans and advances and other assets	58,563	82,472	90,486				515,726	436,962	499,595
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

As of December 31, 2022, 2021 and 2020, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued			Fair value of collateral received or own debt securities issued available for encumbrance			Fair value of collateral received or own debt securities issued not available for encumbrance
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Collateral received	40,701	40,905	30,723	9,415	17,029	8,652	1,279	1,719	1,071
Equity instruments	323	289	239	759	265	204	—	—	—
Debt securities	40,378	40,616	30,484	8,656	16,764	8,448	1,279	1,719	1,071
Loans and advances and other assets	—	—	—	—	—	—	—	—	—
Own debt securities issued other than own covered bonds or ABSs	—	—	3	92	50	94	—	—	—
The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.
As of December 31, 2022, 2021 and 2020, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	Matching liabilities, contingent liabilities or securities lent			Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
	2022	2021	2020	2022	2021	2020
Book value of financial liabilities	122,400	137,242	131,352	128,628	151,275	147,523
Derivatives	15,950	15,368	16,611	16,699	15,191	16,348
Deposits	95,728	109,311	98,668	99,077	120,957	111,726
Outstanding subordinated debt	10,722	12,563	16,073	12,852	15,127	19,449
Other sources	731	620	653	4,989	3,966	5,202
8.Fair value of financial instruments
Framework and processes control
The process for determining the fair value established in the Group supports that financial assets and liabilities are properly recorded following the IFRS 13 principles, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.
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
–Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2022, the affected instruments at fair value accounted for approximately 0.57% of financial assets and 0.43% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.
8.1Fair value of financial instruments
The fair value of the Group’s financial instruments in the consolidated balance sheets and its corresponding carrying amounts, as of December 31, 2022, 2021 and 2020 are presented below:

Fair value and carrying amount of the financial instruments (Millions of Euros)
		2022		2021		2020
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	79,756	79,756	67,799	67,799	65,520	65,520
Financial assets held for trading	10	110,671	110,671	123,493	123,493	105,878	105,878
Non-trading financial assets mandatorily at fair value through profit or loss	11	6,888	6,888	6,086	6,086	5,198	5,198
Financial assets designated at fair value through profit or loss	12	913	913	1,092	1,092	1,117	1,117
Financial assets at fair value through other comprehensive income	13	58,980	58,980	60,421	60,421	69,440	69,440
Financial assets at amortized cost	14	422,061	419,060	372,676	377,451	367,668	374,267
Derivatives – Hedge accounting	15	1,891	1,891	1,805	1,805	1,991	1,991
LIABILITIES
Financial liabilities held for trading	10	95,611	95,611	91,135	91,135	84,109	84,109
Financial liabilities designated at fair value through profit or loss	12	10,580	10,580	9,683	9,683	10,050	10,050
Financial liabilities at amortized cost	22	528,629	525,052	487,893	488,733	490,606	491,006
Derivatives – Hedge accounting	15	3,303	3,303	2,626	2,626	2,318	2,318
Not all financial assets and liabilities are recorded at fair value. Information on financial instruments recorded at fair value and subsequently information of those recorded at amortized cost is provided (including their fair value although this value is not used when accounting for these instruments).

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
The following table shows the financial instruments carried at fair value in the consolidated balance sheets, broken down by level used to determine their fair value as of December 31, 2022, 2021 and 2020:

Fair Value of Financial Instruments by Levels (Millions of Euros)
	2022			2021			2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	22,710	85,636	2,325	32,371	87,736	3,386	32,555	71,938	1,386
Equity instruments	4,369	—	34	15,925	—	37	11,367	31	60
Debt securities	16,284	7,934	148	11,877	13,725	189	12,790	11,123	57
Loans and advances	1,262	39,562	1,169	615	47,279	2,913	2,379	26,741	1,148
Derivatives	795	38,140	974	3,954	26,732	247	6,019	34,043	121
Non-trading financial assets mandatorily at fair value through profit or loss	5,720	151	1,017	4,378	522	1,186	3,826	381	992
Equity instruments	5,457	40	1,014	4,158	394	751	3,612	57	465
Debt securities	19	111	—	—	128	—	4	324	28
Loans and advances	245	—	3	220	—	435	210	—	499
Financial assets designated at fair value through profit or loss	913	—	—	916	176	—	939	178	—
Equity instruments	—	—	—	—	—	—	—	—	—
Debt securities	913	—	—	916	176	—	939	178	—
Loans and advances	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	48,235	10,237	508	52,157	7,545	719	60,976	7,866	598
Equity instruments	1,040	58	100	1,178	36	106	961	34	105
Debt securities	47,169	10,179	408	50,952	7,509	613	59,982	7,832	493
Loans and advances	26	—	—	27	—	—	33	—	—
Derivatives – Hedge accounting	4	1,887	—	63	1,733	9	120	1,862	8
LIABILITIES
Financial liabilities held for trading	20,611	73,871	1,129	26,215	64,305	615	27,587	56,127	395
Trading derivatives	746	36,161	1,002	4,755	26,560	389	7,402	34,046	232
Short positions	13,354	133	—	15,124	11	—	11,805	504	3
Deposits	6,511	37,577	127	6,335	37,733	226	8,381	21,577	159
Financial liabilities designated at fair value through profit or loss	—	8,990	1,590	1	8,243	1,439	—	8,558	1,492
Customer deposits	—	700	—	—	809	—	—	902	—
Debt certificates	—	1,698	1,590	1	1,956	1,439	—	3,038	1,492
Other financial liabilities	—	6,592	—	—	5,479	—	—	4,617	—
Derivatives – Hedge accounting	100	3,179	25	53	2,573	—	53	2,250	15
The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments recorded at fair value classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2022, 2021 and 2020.

Fair value of Financial Instruments by levels. (Millions of Euros)
	2022		2021		2020		Valuation techniques	Observable inputs	Unobservable inputs
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
ASSETS
Financial assets held for trading	85,636	2,325	87,736	3,386	71,938	1,386
Equity instruments	—	34	—	37	31	60	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	-NAV provided by the administrator of the fund
Debt securities	7,934	148	13,725	189	11,123	57	Present-value method (Discounted future cash flows) Observed prices in non-active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Loans and advances	39,562	1,169	47,279	2,913	26,741	1,148	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates - Funding interest rates not observed in the market or in consensus services
Derivatives	38,140	974	26,732	247	34,043	121
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76, Hull-White and SABR
Bond options: Black 76
Swaptions: Black, Hull-White and LGM
Other Interest rate Options: Black 76, Hull-White and LGM
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss	151	1,017	522	1,186	381	992
Equity instruments	40	1,014	394	751	57	465	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	111	—	128	—	324	28	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Loans and advances	—	3	—	435	—	499	Specific liquidation criteria regarding losses of the EPA proceedings PD and LGD of the internal models, valuations and specific criteria of the EPA proceedings Discounted future cash flows		- Prepayment rates - Business plan of the underlying asset, WACC, macro scenario - Property valuation
Financial assets designated at fair value through profit or loss	—	—	176	—	178	—	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates
Debt securities	—	—	176	—	178	—
Financial assets at fair value through other comprehensive income	10,237	508	7,545	719	7,866	598
Equity instruments	58	100	36	106	34	105	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	10,179	408	7,509	613	7,832	493	Present-value method (Discounted future cash flows) Observed prices in non-active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Hedging derivatives	1,887	—	1,733	9	1,862	8
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black, Hull-White and SABR
Bond options: Black 76
Swaptions: Black 76, Hull-White and LGM
Other Interest rate Options: Black 76, Hull-White and LGM
Constant maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Black 76, Momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and Discounted cash flows

Fair Value of Financial Instruments by Levels.(Millions of Euros)
	2022		2021		2020
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Observable inputs	Unobservable inputs
LIABILITIES
Financial liabilities held for trading	73,871	1,129	64,305	615	56,127	395
Deposits	37,577	127	37,733	226	21,577	159	Present-value method (Discounted future cash flows)	- Interest rate yield - Funding interest rates observed in the market or in consensus services - Exchange rates	- Funding interest rates not observed in the market or in consensus services
Derivatives	36,161	1,002	26,560	389	34,046	232
Interest rate	Interest rate products (Interest rate Swaps, call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76, Hull-White and SABR
Bond options: Black 76
Swaptions: Black 76, Hull-White and LGM
Other Interest rate Options: Black 76, Hull-White, SABR and LGM
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
								- Market listed correlations	- Beta - Correlation between tenors - Interest rates volatility
Equity							Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment and Heston		- Volatility of volatility - Assets correlation
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Black 76, Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Short positions	133	—	11	—	504	3	Present-value method (Discounted future cash flows)		- Prepayment rates - Issuer´s credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	8,990	1,590	8,243	1,439	8,558	1,492	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	3,179	25	2,573	—	2,250	15
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76, Hull-White and SABR
Bond options: Black 76
Swaptions: Black, Hull-White and LGM
Other Interest rate Options: Black 76, Hull-White, SABR and LGM
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
–Gaussian copula: This model is used to integrate default probabilities of credit instruments referenced to more than one underlying CDS (Credit Default Swaps). The joint density function used to value the instrument is constructed by using a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.
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
Unobservable inputs
Quantitative information of unobservable inputs used to calculate level 3 valuations is presented below as of December 31, 2022, 2021 and 2020.

Unobservable inputs. December 2022
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	—	111	1,538	bp
		Recovery rate	0%	39%	40%	%
	Comparable Pricing		2%	94%	139%	%
Equity/Fund instruments (1)	Net Asset Value
Comparable Pricing
Loans and advances	Present value method	Repo funding curve	0.71%	3.48%	5.52%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation default	26%	44%	58%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(93%)	59%	99%	%
		Volatility	7.81	32.62	98.71	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	5.32	11.93	20.73	Vegas
IR Derivatives	Option models on IR underlyings	Beta	0.25%	2%	18%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	51%	66%	76%	%
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2021
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	3	125	2,374	bp
		Recovery rate	0%	37%	40%	%
	Comparable Pricing		0.1%	97%	144%	%
Equity/Fund instruments (1)	Net Asset Value
Comparable Pricing
Loans and advances	Present value method	Repo funding curve	(2.71%)	1.16%	4.99%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation default	35%	43%	53%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(88%)	60%	99%	%
		Volatility	5.57	26.30	62.00	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	3.96	9.71	16.34	Vegas
IR Derivatives	Option models on IR underlyings	Beta	0.25%	2%	18%	%
		Correlation rate/credit	(100%)		100%	%
		Credit default volatility	—	—	—	Vegas
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2020
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt securities	Present value method	Credit spread	4	47	564	bp
		Recovery rate	0%	37%	40%	%
	Comparable pricing		0.1%	100%	144%	%
Equity/Fund instruments (1)	Net asset value
Comparable pricing
Loans and advances	Present value method	Repo funding curve	(1.18%)	(0.25%)	0.74%	Abs Repo rate
Credit derivatives	Gaussian Copula	Correlation default	30%	45%	61%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity OTC option	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(77%)	51%	98%	%
		Volatility	6.52	29.90	141.77	Vegas
FX derivatives	Option models on FX underlyings	Volatility	4.11	10.00	16.14	Vegas
IR derivatives	Option models on IR underlyings	Beta	0.25%	2%	18%	%
		Correlation rate/Credit	(100%)		100%	%
		Credit default Volatility	—	—	—	Vegas
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.
Adjustments to the valuation
Under IFRS 13, the entity must estimate the value taking into account the assumptions and conditions that market participants would have when setting the price of the asset or liability on the valuation date.
In order to comply with the fair value requirements, the entity applies adjustments to the fair valuation considering inherent and counterparties´ default criteria, funding valuation risk and valuation risks due to valuation uncertainty and related to the prudent valuation criteria. The above is aligned with the regulatory requirements (EBA CRR 105.10) and considers the model risk, liquidity risk (Bid / Offer) and price uncertainty risk.
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
An additional adjustment for Own Credit Adjustment (OCA) is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9. The related amounts recognized in the consolidated balance sheet as of December 31, 2022, related to OCA were €333 million.

The amounts recognized in the consolidated balance sheets as of December 31, 2022, 2021 and 2020 related to the valuation adjustments incorporated to the credit assessment derivative assets amounted to €-158 million €-121 million and €-142 million, respectively as Credit Valuation Adjustments (CVA), and amounted to €135 million, €104 million and €124 million, respectively as Debit Valuation Adjustment (DVA). The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2022 and 2021 corresponding to the mentioned adjustments was a net impact of €0 million, and for the year ended 2020 was a loss of €-29 million.
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
Additionally, as of December 31, 2022, 2021 and 2020, €-16 million, €-11 million and €-9 million related to the FVA were recognized in the consolidated balance sheet, being the impact on results €-7 million, €-1 million and €-1 million, respectively.
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
The adjustment to the valuation for liquidity incorporates an adjustment for Bid / Offer spreads in the valuation of positions that do not meet the necessary conditions to be considered a Market Maker operation.
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
The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2022 corresponding to the mentioned adjustments was a net impact of €-43 million. An adjustment was also made as of December 31, 2022 on financial assets at fair value through other comprehensive income for a total of €-19 million.
Financial assets and liabilities classified as level 3
The changes in the balance of level 3 financial assets and liabilities included in the consolidated balance sheets are as follows:

Financial assets level 3: Changes in the year (Millions of Euros)
	2022		2021		2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	5,301	2,054	2,984	1,902	3,316	2,103
Changes in fair value recognized in profit and loss (1)	289	(131)	338	143	611	296
Changes in fair value not recognized in profit and loss	(62)	14	(47)	(10)	(89)	(4)
Acquisitions, disposals and liquidations (2)	(864)	782	2,531	156	(725)	(652)
Net transfers to level 3	(750)	74	(436)	(80)	549	199
Exchange differences and others	(64)	(50)	(69)	(56)	(160)	(35)
Discontinued operations (3)	—	—	—	—	(518)	(5)
Balance at the end	3,850	2,743	5,301	2,054	2,984	1,902
(1) Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2022, 2021 and 2020. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.
(2) Of which, in 2021, the assets roll forward is comprised of €2,742 million of acquisitions and €211 million of disposals. The liabilities roll forward is comprised of €213 million of acquisitions and €57 million of sales.
(3)The balance of 2020 corresponds mainly to the companies in the United States included in the USA Sale (see Notes 3 and 21).
In 2022, the net volume of exposures classified as level 3 has been reduced. This reduction is mainly concentrated in repurchase agreements positions, derived from the rotation of the portfolio towards positions with better observability in the equity market of the inputs applied at their fair value. Additionally, the reduction in the volume of level 3 exposures of repurchase agreement positions is mitigated by the increase in the volume of level 3 exposures in derivatives, for which there is worse observability in the market of the inputs applied in their fair value.
In 2021 there was an increase in the trading portfolio mainly due to the evolution of loans and advances and their corresponding funding with deposits. In line with this increase in the activity, and despite the improvement in the inputs used to value these assets in the market, there was an increase in the volume of exposures classified as level 3 which mainly corresponded to the temporary acquisitions of assets.
In 2020, there was a reduction in financial assets held for trading and financial liabilities held for trading classified as Level 2 in the fair value hierarchy for an amount of €1,918 million and a reduction in financial assets held for trading and financial liabilities held for trading classified as level 3 in the fair value hierarchy for an amount of €461 million euros.

For the years ended December 31, 2022, 2021 and 2020, the profit/loss on sales of financial instruments classified as level 3 recognized in the consolidated income statement was not material.
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
The financial instruments transferred among the different levels of measurement for the years ended December 31, 2022, 2021 and 2020 are at the following amounts in the consolidated balance sheets as of December 31, 2022, 2021 and 2020:

Transfers among levels. December 2022 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		683	1	1,909	340	24	911
Non-trading financial assets mandatorily at fair value through profit or loss		—	—	243	—	53	2
Financial assets designated at fair value through profit or loss		—	—	123	—	—	—
Financial assets at fair value through other comprehensive income		1,723	—	715	—	18	83
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		2,407	1	2,990	340	95	996
LIABILITIES
Financial liabilities held for trading		524	—	239	141	—	258
Financial liabilities designated at fair value through profit or loss		—	—	—	221	—	55
Derivatives – Hedge accounting		—	—	—	25	—	—
Total		524	—	239	387	—	313

Transfer among levels (Millions of Euros)
		2021						2020
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		924	2	35	184	10	637	1,460	11	203	548	4	98
Non-trading financial assets mandatorily at fair value through profit or loss		8	—	—	—	14	23	9	11	4	—	—	17
Financial assets designated at fair value through profit or loss		—	—	—	—	—	—	143	—	—	—	—	—
Financial assets at fair value through other comprehensive income		596	17	506	50	—	6	484	—	135	96	—	6
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	8	—	—
Total		1,528	19	542	234	24	665	2,096	22	342	652	4	121
LIABILITIES
Financial liabilities held for trading		562	—	24	57	15	95	8	3	—	180	—	13
Financial liabilities designated at fair value through profit or loss		—	—	—	38	—	65	—	—	—	56	—	27
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	—	—	—
Total		562	—	24	95	15	160	8	3	—	236	—	40

The amount of financial instruments that were transferred among levels of valuation during the year ended December 31, 2022 corresponds to the above changes in the classification among levels since such financial instruments modified some of their features. Specifically, transfers among Levels 1 and 2 occurred mainly in derivatives and debt securities. Transfers from Level 2 to Level 3 were mainly related to derivatives and deposits at fair value through profit or loss, and in relation to transfers from Level 3 to Level 2, this generally affected derivatives and loans and advances held for trading.
Sensitivity analysis
Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out based on the criteria defined by the Global Valuation area in line with the official regulatory requirements for Prudent Valuation metrics, taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuation risk that is incurred in such assets without applying diversification criteria between them.
As of December 31, 2022, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments level 3: sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement				Potential impact on other comprehensive income
	Most favorable hypothesis		Least favorable hypothesis		Most favorable hypothesis		Least favorable hypothesis
	2022	2021	2022	2021	2022	2021	2022	2021
ASSETS
Financial assets held for trading	33	33	(33)	(57)	—	—	—	—
Loans and advances	1	4	(1)	(4)	—	—	—	—
Debt securities	—	24	—	(24)	—	—	—	—
Equity instruments	25	1	(25)	(25)	—	—	—	—
Derivatives	6	5	(6)	(5)	—	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	135	35	(136)	(36)	—	—	—	—
Loans and advances	—	16	—	(5)	—	—	—	—
Debt securities	17	10	(19)	(10)	—	—	—	—
Equity instruments	118	9	(118)	(21)	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—	25	41	(25)	(43)
Total	168	68	(169)	(93)	25	41	(25)	(43)
LIABILITIES
Financial liabilities held for trading	7	3	(7)	(3)	—	—	—	—
Total	7	3	(7)	(3)	—	—	—	—
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
The following table presents the fair value of key financial instruments carried at amortized cost in the consolidated balance sheets as of December 31, 2022, 2021 and 2020, broken down according to the method of valuation used for the estimation:

Fair value of financial instruments at amortized cost by Levels (Millions of Euros)
	2022			2021			2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	79,463	—	293	67,581	—	218	65,355	—	165
Financial assets at amortized cost	34,555	13,393	371,112	33,213	13,033	331,205	35,196	15,066	324,005
LIABILITIES
Financial liabilities at amortized cost	77,112	266,194	181,746	91,870	243,847	153,016	90,839	255,278	144,889
The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at amortized cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2022, 2021 and 2020:

Fair Value of financial Instruments at amortized cost by valuation technique (Millions of Euros)
	2022		2021		2020		Valuation technique(s)	Main inputs used
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
ASSETS
Financial assets at amortized cost	13,393	371,112	13,033	331,205	15,066	324,005	Present-value method (Discounted future cash flows)
Loans and advances to central banks	—	142	—	—	—	—		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	1,289	14,711	863	12,329	1,883	12,641		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	1,571	355,247	3,416	318,059	3,904	310,924		- Credit spread - Prepayment rates - Interest rate yield
Debt securities	10,533	1,012	8,755	817	9,279	440		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	266,194	181,746	243,847	153,016	255,278	144,889
Deposits from central banks	—	300	—	300	—	207	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from credit institutions	20,546	6,231	14,853	4,916	22,914	4,633
Deposits from customers	230,821	160,278	209,345	137,803	210,097	129,525
Debt certificates	7,240	8,368	10,014	4,391	14,413	4,848
Other financial liabilities	7,587	6,568	9,636	5,606	7,854	5,676

In 2020, the level of significance of the unobservable inputs used to determine the fair value hierarchy of loans and advances to customers at amortized cost was refined, resulting in a greater exposure classified as level 3. This revision was carried out in the context of the availability of new information which was more adjusted to the changes that had occurred both in market conditions and in the composition of credit investment. The effect on consolidated results and equity resulting from this review did not represent any change.

9.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	Notes	2022	2021	2020
Cash on hand		6,533	6,877	6,447
Cash balances at central banks (1)		67,314	55,004	53,079
Other demand deposits		5,909	5,918	5,994
Total	8.1	79,756	67,799	65,520
(1) The variation is mainly due to an increase in balances at the Bank of Spain.
10.Financial assets and liabilities held for trading
10.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2022	2021	2020
ASSETS
Derivatives (1)		39,908	30,933	40,183
Equity instruments (2)	7.2.2	4,404	15,963	11,458
Credit institutions		317	816	633
Other sectors		4,086	15,147	10,824
Debt securities	7.2.2	24,367	25,790	23,970
Issued by central banks		821	936	1,011
Issued by public administrations		20,703	21,946	19,942
Issued by financial institutions		1,365	1,130	1,479
Other debt securities		1,477	1,778	1,538
Loans and advances	7.2.2	41,993	50,807	30,268
Loans and advances to central banks		1,632	3,467	53
Reverse repurchase agreement		1,632	3,467	53
Loans and advances to credit institutions		25,231	31,916	18,317
Reverse repurchase agreement (3)		25,201	31,901	18,310
Loans and advances to customers		15,130	15,424	11,898
Reverse repurchase agreement		14,832	14,916	11,295
Total assets	8.1	110,671	123,493	105,878
LIABILITIES
Derivatives (1)		37,909	31,705	41,680
Short positions		13,487	15,135	12,312
Deposits		44,215	44,294	30,117
Deposits from central banks		3,950	11,248	6,277
Repurchase agreement		3,950	11,248	6,277
Deposits from credit institutions		28,924	16,176	14,377
Repurchase agreement		28,573	15,632	14,035
Customer deposits		11,341	16,870	9,463
Repurchase agreement		11,302	16,824	9,418
Total liabilities	8.1	95,611	91,135	84,109
(1) The variation is mainly due to the evolution of exchange rate derivatives at BBVA, S.A.
(2) The variation is mainly due to sales at BBVA, S.A.
(3) The variation corresponds mainly to the evolution of "Reverse repurchase agreement" of BBVA, S.A.
As of December 31, 2022, 2021 and 2020 “Short positions” include €12,544 million, €14,298 million and €11,696 million, respectively, held with general governments.

10.2Derivatives
The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2022, 2021 and 2020, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of credit institutions and other financial corporations, and are related to foreign-exchange, interest-rate and equity risk.
Below is a breakdown by type of risk and market, of the fair value and notional amounts of derivatives recognized in the consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2022			2021			2020
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	19,563	18,220	4,286,531	15,782	15,615	3,902,760	26,451	26,028	3,252,066
OTC	19,558	18,215	4,278,249	15,774	15,610	3,884,561	26,447	26,020	3,233,718
Organized market	5	5	8,282	8	5	18,199	3	8	18,348
Equity instruments	3,067	3,770	76,749	2,802	4,123	72,656	2,626	4,143	72,176
OTC	1,810	2,127	52,739	775	1,930	48,695	584	1,836	42,351
Organized market	1,257	1,643	24,010	2,028	2,192	23,962	2,042	2,307	29,825
Foreign exchange and gold	16,971	15,528	589,705	12,104	11,471	533,395	10,952	11,216	461,898
OTC	16,954	15,505	580,850	12,090	11,445	526,590	10,942	11,216	457,180
Organized market	17	23	8,855	14	26	6,805	10	—	4,719
Credit	299	383	43,450	236	490	19,937	153	292	23,411
Credit default swap	293	282	41,760	236	254	18,121	146	156	21,529
Credit spread option	—	—	—	—	—	—	—	—	—
Total return swap	7	101	1,665	—	236	1,815	7	136	1,882
Other	—	—	25	—	—	—	—	—	—
Commodities	9	8	60	8	7	149	1	1	26
DERIVATIVES	39,908	37,909	4,996,495	30,933	31,705	4,528,897	40,183	41,680	3,809,577
Of which: OTC - credit institutions	28,385	26,454	1,205,895	21,069	22,488	1,073,921	24,432	27,244	958,017
Of which: OTC - other financial corporations	5,745	4,493	3,587,546	3,300	3,075	3,257,382	8,211	8,493	2,663,978
Of which: OTC - other	4,501	5,290	161,882	4,514	3,919	148,629	5,484	3,627	134,690
11.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2022	2021	2020
Equity instruments (1)	7.2.2	6,511	5,303	4,133
Debt securities	7.2.2	129	128	356
Loans and advances to customers	7.2.2	247	655	709
Total	8.1	6,888	6,086	5,198
(1) In 2022, an agreement was announced with Neon Payments Limited for the subscription of preferred shares representing approximately 21.7% of its capital stock (see Note 3).

12.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2022	2021	2020
ASSETS
Debt securities	7.2.2 / 8.1	913	1,092	1,117
LIABILITIES
Customer deposits		700	809	902
Debt certificates issued		3,288	3,396	4,531
Other financial liabilities: Unit-linked products		6,592	5,479	4,617
Total liabilities	8.1	10,580	9,683	10,050
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
13.Financial assets at fair value through other comprehensive income
13.1Breakdown of the balance
The breakdown of the balance by the main financial instruments in the consolidated balance sheets is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	2022	2021	2020
Equity instruments	7.2.2	1,198	1,320	1,100
Debt securities (1)		57,755	59,074	68,308
Loans and advances to credit institutions	7.2.2	26	27	33
Total	8.1	58,980	60,421	69,440
Of which: loss allowances of debt securities		(121)	(74)	(97)
(1) The variation, in 2021 corresponds mainly to changes in the portfolio of financial assets issued by governments in BBVA, S.A.
During financial years 2022, 2021 and 2020, there have been no significant reclassifications from the heading “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”.

13.2Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the consolidated financial statements as of December 31, 2022, 2021 and 2020 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	2022				2021				2020
	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value
Listed equity instruments
Spanish companies shares	2,235	—	(1,274)	960	2,235	—	(1,146)	1,088	2,182	—	(1,309)	873
Foreign companies shares	102	44	(8)	138	98	35	(8)	125	100	38	(17)	121
The United States	43	—	—	44	29	—	—	29	27	—	—	27
Mexico	1	30	—	31	1	28	—	29	1	33	—	34
Turkey	—	7	—	7	—	4	—	5	2	4	—	6
Other countries	57	7	(8)	56	69	2	(8)	63	70	1	(17)	54
Subtotal listed equity instruments	2,336	44	(1,282)	1,098	2,333	35	(1,154)	1,214	2,282	38	(1,326)	995
Unlisted equity instruments
Spanish companies shares	6	7	—	12	5	7	—	11	5	1	—	5
Foreign companies shares	25	64	(2)	87	55	41	(1)	95	58	43	(1)	100
The United States	—	—	—	—	—	—	—	—	—	—	—	—
Mexico	1	—	—	1	—	—	—	1	—	—	—	1
Turkey	6	—	—	6	3	—	—	3	5	—	—	5
Other countries	19	64	(2)	81	51	41	(1)	91	52	43	(1)	94
Subtotal unlisted equity instruments	31	71	(2)	100	60	48	(1)	107	62	44	(1)	105
Total	2,367	115	(1,284)	1,198	2,393	83	(1,155)	1,320	2,344	82	(1,327)	1,100

13.3Debt securities
The breakdown of the balance under the heading “Debt securities” of the consolidated financial statements as of December 31, 2022, 2021 and 2020, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	2022				2021				2020
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agency	17,799	154	(524)	17,429	15,889	656	—	16,544	28,582	801	(16)	29,367
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	865	10	(20)	854	1,125	51	—	1,176	1,363	76	—	1,439
Other issuers	500	5	(10)	495	612	24	(1)	635	867	40	(1)	906
Subtotal	19,164	169	(555)	18,779	17,625	731	(2)	18,355	30,811	917	(17)	31,712
Foreign debt securities
Mexico	11,566	3	(759)	10,810	11,097	32	(359)	10,769	9,107	291	(3)	9,395
Government and other government agency	11,013	2	(736)	10,278	10,467	21	(348)	10,141	8,309	271	(1)	8,579
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	130	—	(10)	119	120	3	(6)	118	113	5	—	118
Other issuers	423	2	(12)	413	509	7	(6)	510	685	15	(2)	698
Italy	4,568	53	(106)	4,515	7,407	213	(12)	7,608	3,897	367	—	4,263
Government and other government agency	4,402	52	(104)	4,349	7,274	212	(12)	7,474	3,789	366	—	4,154
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	39	—	—	39	47	—	—	47	48	—	—	48
Other issuers	127	1	(1)	126	86	1	—	87	60	1	—	61
Japan	2,920	7	(1)	2,926	4,961	7	—	4,968	4,551	1	(3)	4,549
Government and other government agency	2,824	6	—	2,830	4,906	7	—	4,913	4,492	—	(3)	4,489
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	14	—	(1)	13	18	—	—	18	—	—	—	—
Other issuers	82	1	—	83	36	1	—	37	59	1	—	60
The United States	5,245	39	(263)	5,020	3,900	44	(18)	3,926	4,642	52	(3)	4,691
Government and other government agency	2,956	17	(257)	2,716	1,754	7	(17)	1,744	2,307	9	(1)	2,315
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	89	1	—	89	114	2	—	116	186	3	—	188
Other issuers	2,200	21	(6)	2,215	2,032	35	(1)	2,065	2,149	40	(2)	2,187
Turkey	3,213	700	(56)	3,858	2,888	199	(168)	2,920	3,456	90	(73)	3,473
Government and other government agency	3,213	700	(56)	3,858	2,888	199	(168)	2,920	3,456	90	(73)	3,473
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—	—	—	—	—
Other issuers	—	—	—	—	—	—	—	—	—	—	—	—
Other countries	11,928	194	(274)	11,848	10,298	286	(55)	10,529	9,892	372	(39)	10,225
Other foreign governments and government agency	3,093	120	(154)	3,059	2,488	115	(29)	2,574	2,177	136	(14)	2,300
Central banks	3,098	8	(12)	3,094	1,698	3	(5)	1,696	1,599	21	(8)	1,611
Credit institutions	2,087	40	(59)	2,068	2,306	92	(16)	2,382	2,468	116	(8)	2,576
Other issuers	3,649	27	(49)	3,627	3,807	76	(6)	3,877	3,648	99	(8)	3,738
Subtotal	39,440	996	(1,459)	38,977	40,551	780	(612)	40,719	35,545	1,172	(120)	36,596
Total	58,605	1,165	(2,014)	57,755	58,176	1,511	(614)	59,074	66,356	2,089	(137)	68,308

The credit ratings of the issuers of debt securities as of December 31, 2022, 2021 and 2020 are as follows:

Debt securities by rating
	2022		2021		2020
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of euros)%
AAA	3,339	5.8%	2,413	4.1%	4,345	6.4%
AA+	490	0.8%	586	1.0%	595	0.9%
AA	416	0.7%	646	1.1%	449	0.7%
AA-	472	0.8%	327	0.6%	406	0.6%
A+	3,866	6.7%	6,179	10.5%	5,912	8.7%
A	1,663	2.9%	1,676	2.8%	2,112	3.1%
A-	20,350	35.2%	18,760	31.8%	31,614	46.3%
BBB+	11,423	19.8%	11,465	19.4%	8,629	12.6%
BBB	7,328	12.7%	10,961	18.6%	4,054	5.9%
BBB-	964	1.7%	1,310	2.2%	5,116	7.5%
BB+ or below	7,202	12.5%	4,379	7.4%	4,731	6.9%
Unclassified	241	0.4%	372	0.6%	345	0.5%
Total	57,755	100.0%	59,074	100.0%	68,308	100.0%
13.4Gains/losses
The changes in the gains/losses (net of taxes) in 2022, 2021 and 2020 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities			Equity instruments
	Notes	2022	2021	2020	2022	2021	2020
Balance at the beginning		1,274	2,069	1,760	(1,079)	(1,256)	(403)
Valuation gains and losses		(2,694)	(1,058)	489	(167)	183	(803)
Amounts transferred to income		20	(63)	(72)
Amounts transferred to Reserves					(2)	—	(73)
Income tax and other		838	325	(107)	54	(7)	23
Balance at the end	30	(562)	1,274	2,069	(1,194)	(1,079)	(1,256)
In 2022, 2021 and 2020, equity instruments presented a decrease of €167 million, an increase of €183 million and a decrease of €803 million, respectively, in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to changes in Telefonica’s share price.

14.Financial assets at amortized cost
14.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2022	2021	2020
Debt securities		43,606	34,781	35,737
Central banks		21	15	—
Government		40,389	32,130	28,727
Credit institutions		1,177	817	783
Other financial corporations		857	525	5,027
Non-financial corporations		1,162	1,295	1,200
Loans and advances to central banks		4,401	5,681	6,209
Loans and advances to credit institutions		16,031	13,276	14,575
Reverse repurchase agreements		5,251	2,788	1,914
Other loans and advances		10,780	10,488	12,661
Loans and advances to customers	7.2.2	358,023	318,939	311,147
Government		20,892	19,682	19,391
Other financial corporations		12,765	9,804	9,817
Non-financial corporations		165,510	140,993	136,424
Other		158,855	148,461	145,515
Total	8.1	422,061	372,676	367,668
Of which: impaired assets of loans and advances to customers	7.2.2	13,493	14,657	14,672
Of which: loss allowances of loans and advances	7.2.5	(11,291)	(11,142)	(12,141)
Of which: loss allowances of debt securities		(93)	(52)	(48)

During financial years 2022, 2021 and 2020, there have been no significant reclassifications from the heading “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2Debt securities
The breakdown of the balance under the heading “Debt securities” in the consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost. Debt securities. (Millions of Euros)
	2022				2021				2020
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agencies	18,397	10	(1,330)	17,077	17,693	1,326	(7)	19,013	13,656	1,212	—	14,868
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—	—	—	—	—
Other issuers	144	1	(18)	127	337	10	(6)	341	4,835	59	(7)	4,887
Subtotal	18,541	11	(1,348)	17,204	18,031	1,336	(13)	19,353	18,492	1,271	(7)	19,756
Foreign debt securities
Mexico	10,743	—	—	10,743	8,464	182	(138)	8,508	7,771	534	(16)	8,289
Government and other government agencies	9,806	—	—	9,806	7,669	170	(131)	7,708	6,963	479	—	7,442
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	745	—	—	745	614	11	—	625	632	55	—	687
Other issuers	192	—	—	192	181	1	(7)	175	176	—	(16)	160
The United States	2,412	—	(10)	2,402	93	—	—	93	52	—	(26)	26
Government and other government agencies	2,159	—	(5)	2,154	10	—	—	10	14	—	—	14
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	28	—	(2)	27	26	—	—	26	23	—	(16)	7
Other issuers	224	—	(3)	221	57	—	—	57	15	—	(10)	5
Turkey	5,332	—	—	5,332	2,634	143	(95)	2,682	3,628	95	(25)	3,698
Government and other government agencies	5,325	—	—	5,325	2,628	143	(95)	2,676	3,621	95	(25)	3,691
Central banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	6	—	—	6	5	—	—	5	6	—	—	6
Other issuers	—	—	—	—	—	—	—	—	1	—	—	1
Other countries	6,578	44	(343)	6,280	5,559	289	(37)	5,812	5,795	505	(1)	6,299
Other foreign governments and other government agency	4,701	32	(311)	4,423	4,144	257	(28)	4,374	4,473	467	(1)	4,939
Central banks	21	—	(1)	21	—	—	—	—	—	—	—	—
Credit institutions	397	2	(11)	389	171	—	—	171	122	—	—	122
Other issuers	1,458	10	(21)	1,448	1,243	32	(9)	1,267	1,200	38	—	1,238
Subtotal	25,065	45	(353)	24,757	16,750	614	(270)	17,094	17,245	1,134	(68)	18,311
Total	43,606	56	(1,701)	41,961	34,781	1,950	(284)	36,447	35,737	2,405	(75)	38,067

As of December 31, 2022, 2021 and 2020, the distribution according to the credit quality (ratings) of the issuers of debt securities classified as financial assets at amortized cost, was as follows:

Debt securities by rating
	2022		2021		2020
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	3,068	7.0%	143	0.4%	151	0.4%
AA+	217	0.5%	77	0.2%	74	0.2%
AA	86	0.2%	76	0.2%	64	0.2%
AA-	108	0.2%	69	0.2%	48	0.1%
A+	13	—%	62	0.2%	42	—%
A	592	1.4%	619	1.8%	590	1.7%
A-	17,050	39.1%	16,312	46.9%	16,736	46.8%
BBB+	11,037	25.3%	9,336	26.8%	7,919	22.2%
BBB	4,265	9.8%	3,853	11.1%	942	2.6%
BBB-	535	1.2%	527	1.5%	4,499	12.6%
BB+ or below	5,967	13.7%	3,120	9.0%	3,928	11.0%
Unclassified	667	1.5%	587	1.7%	743	2.1%
Total	43,606	100.0%	34,781	100.0%	35,737	100.0%
14.3Loans and advances to customers
The breakdown of the balance under this heading in the consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	2022	2021	2020
On demand and short notice	4,101	3,161	2,835
Credit card debt	18,898	14,030	13,093
Trade receivables	25,987	19,524	15,544
Finance leases	8,571	7,911	7,650
Reverse repurchase agreements	102	23	71
Other term loans	294,059	268,047	267,031
Advances that are not loans	6,305	6,243	4,924
Total	358,023	318,939	311,147
The heading “Financial assets at amortized cost – Loans and advances to customers” in the consolidated balance sheets also includes certain secured loans that, pursuant to the Mortgage Market Act, are linked to long-term mortgage covered bonds.
The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2022, 2021 and 2020:

Loans and advances maturing in more than one year by fixed and variable rate (Millions of Euros)
	2022			2021			2020
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	59,394	67,874	127,269	56,756	62,228	118,984	46,104	66,444	112,548
Variable rate	69,647	53,440	123,087	75,544	44,237	119,781	86,710	41,452	128,162
Total	129,042	121,314	250,356	132,300	106,465	238,765	132,814	107,895	240,710
As of December 31, 2022, 2021 and 2020, 51%, 50% and 47%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 49%, 50% and 53%, respectively, have variable interest rates.
This heading also includes some loans that have been securitized. The balances recognized in the consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2022	2021	2020
Securitized mortgage assets	23,290	23,695	23,953
Other securitized assets	5,495	6,547	6,144
Total	28,784	30,242	30,098

15.Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk
The balance of these headings in the consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2022	2021	2020
ASSETS
Derivatives - Hedge accounting	1,891	1,805	1,991
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(148)	5	51
LIABILITIES
Derivatives - Hedge accounting	3,303	2,626	2,318
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
As of December 31, 2022, 2021 and 2020, the main positions hedged by the Group and the derivatives designated to hedge those positions were:
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
–Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the amortized cost portfolio and the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA (Forward Rate Agreement).
–Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases.
Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the consolidated balance sheets are as follows:

Derivatives - Hedge accounting. Breakdown by type of risk and type of hedge (Millions of Euros)
	2022		2021		2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	656	376	697	322	989	525
OTC	656	376	697	322	989	525
Organized market	—	—	—	—	—	—
Equity	—	—	—	—	—	—
OTC	—	—	—	—	—	—
Organized market	—	—	—	—	—	—
Foreign exchange and gold	259	83	463	135	435	350
OTC	259	83	463	135	435	350
Organized market	—	—	—	—	—	—
Credit	—	—	—	—	—	—
Commodities	—	—	—	—	—	—
Other			—	—	—	—
FAIR VALUE HEDGES	915	459	1,160	457	1,424	874
Interest rate	470	2,763	228	1,786	154	1,055
OTC	454	2,763	226	1,786	154	1,041
Organized market	16		2	—	—	15
Equity	—	—	—	—	—	—
Foreign exchange and gold	239	46	180	79	225	55
OTC	239	45	180	79	225	50
Organized market	—	1	—	—	—	5
Credit	—	—	—	—	—	—
Commodities	—	—	—	—	—	—
Other	—	—	—	—	—	—
CASH FLOW HEDGES	708	2,809	408	1,865	379	1,111
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	213	26	198	196	166	139
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	7	8	18	95	18	170
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	48	1	21	13	3	23
DERIVATIVES-HEDGE ACCOUNTING	1,891	3,303	1,805	2,626	1,991	2,318
of which: OTC - credit institutions	1,577	2,911	1,454	2,248	1,718	1,965
of which: OTC - other financial corporations	297	391	349	378	273	333

Below there is a breakdown of the items covered by fair value hedges:

Hedged items in fair value hedges (Millions of Euros)
	Carrying amount		Hedge adjustments included in the carrying amount of assets/liabilities (1)		Remaining adjustments for discontinued micro hedges including hedges of net positions (1)		Hedged items in portfolio hedge of interest rate risk
	2022	2021	2022	2021	2022	2021	2022	2021
ASSETS
Financial assets measured at fair value through other comprehensive income	13,994	20,333	(1,024)	(52)	2	11	—	—
Interest rate	13,602	20,285
Foreign exchange and gold	327	—
Other	66	49
Financial assets measured at amortized cost	4,838	8,273	(485)	168	13	5	1,179	1,997
Interest rate	4,835	8,270
Foreign exchange and gold	3	2
LIABILITIES
Financial liabilities measured at amortized costs	34,898	24,567	1,299	(690)	—	—	—	—
Interest rate	34,894	24,563
Foreign exchange and gold	5	5
(1) The balance of discontinued hedges is not significant.
The following is the breakdown, by their notional maturities, of the hedging instruments as of December 31, 2022:

Calendar of the notional maturities of the hedging instruments (Millions of Euros)
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	2,697	5,629	31,055	12,944	52,325
Of which: Interest rate	2,697	5,524	29,031	12,944	50,196
CASH FLOW HEDGES	4,495	17,900	27,732	3,051	53,178
Of which: Interest rate	4,430	17,900	25,777	2,932	51,040
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	5,292	4,738	—	—	10,031
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	87	27	1,609	1,067	2,790
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	340	140	573	65	1,118
DERIVATIVES-HEDGE ACCOUNTING	12,912	28,434	60,969	17,128	119,442
In 2022, 2021 and 2020, there was no reclassification in the consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).
The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in the years ended December 31, 2022, 2021 and 2020 were not material.
IBOR Reform
The transition from IBOR indices to the new risk free rates (RFR) (see Note 7.3.4) may cause uncertainty about the future of some references or its impact on the contracts held by an entity, which could cause uncertainty about the term or the amounts of the cash flows of the hedged instrument or the hedging instrument. Due to such uncertainties, in the period before the benchmark rate reform actually takes place, some entities may be forced to discontinue hedge accounting, or not be able to designate new hedging relationships. To avoid this, the IASB made a series of transitory amendments to IFRS 9, IAS 39 and IFRS 7 providing temporary exceptions to the application of certain specific hedge accounting requirements that are applicable to all hedging relationships that are affected by the uncertainty derived from the IBOR Reform. These exceptions should end once the uncertainty is resolved (rates to be modified according to the new RFRs) or the hedge ceases to exist.

The nominal amount of the hedging instruments for hedging relationships directly affected by the IBOR reform as of December 31, 2022 is the following:

Hedges affected by the IBOR reform (Millions of Euros)
	LIBOR USD	LIBOR GBP	Other	Total
Cash flow hedges	1,061	—	316	1,377
Fair value hedges	7,276	369	657	8,302
16.Investments in joint ventures and associates
16.1Joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)

Joint ventures	2022	2021	2020
Altura Markets, S.V., S.A.	42	76	77
RCI Colombia	36	40	36
Desarrollo Metropolitanos del Sur, S.L.	—	18	17
Other	22	18	19
Subtotal	100	152	149
Associates
Divarian Propiedad, S.A.U.	—	—	567
Metrovacesa, S.A.	259	259	285
BBVA Allianz Seguros y Reaseguros, S.A.	248	254	250
Atom Holdco Ltd	132	77	64
Solaris SE	66	61	39
Cofides	31	28	25
Redsys servicios de procesamiento, S.L.	20	19	14
Servicios Electrónicos Globales S.A. de CV	23	15	11
Other	37	35	33
Subtotal	816	749	1,288
Total	916	900	1,437

Details of the joint ventures and associates as of December 31, 2022 are shown in Appendix II.
The following is a summary of the changes in the years ended December 31, 2022, 2021 and 2020 under this heading in the consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2022	2021	2020
Balance at the beginning		900	1,437	1,488
Acquisitions and capital increases		87	22	257
Disposals and capital reductions		(88)	(1)	(47)
Transfers and changes of consolidation method		—	(559)	(7)
Share of profit and loss	39	20	1	(39)
Exchange differences		(1)	9	(27)
Dividends, valuation adjustments and others		(2)	(9)	(188)
Balance at the end		916	900	1,437
During the year 2022, the most significant changes under the heading "Investment in joint ventures and associates" correspond to capital increases in Atom Holdco Limited. During the year 2022 Atom Holdco Limited, the owner of 100% of the shares of Atom Bank PLC, was created. BBVA became a shareholder of Atom Holdco Limited under the same terms and conditions as those previously applicable under the agreement with Atom Bank PLC.
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
As of December 31, 2022, 2021 and 2020 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).
As of December 31, 2022, 2021 and 2020 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).
16.3Impairment
As required by IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, with the latter being calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2022, a reversal of impairment was recorded for €42 million; while for the year ended December 31, 2021, there was no impairment recorded in the Group’s consolidated income statement; and for the year ended December 31, 2020, €190 million were recorded due to impairment (see Note 48).

17.Tangible assets
The breakdown and movement of the balance and changes of this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type of assets and changes in the year 2022 (Millions of Euros)
		Land and buildings	Work in progress	Furniture, fixtures and vehicles	Right to use asset		Investment Properties	Assets leased out under an operating lease	Total
	Notes				Own use	Investment Properties
Cost
Balance at the beginning		4,350	67	5,388	3,154	162	147	267	13,535
Additions		366	71	475	578	19	95	122	1,726
Retirements		(4)	—	(140)	(1,620)	(1)	(19)	—	(1,784)
Acquisition of subsidiaries in the year (1)		1,392	—	—	—	—	—	—	1,392
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(21)	(54)	(40)	(274)	33	(4)	—	(360)
Exchange difference and other (2)		171	9	150	32	—	23	193	580
Balance at the end		6,255	93	5,833	1,871	214	242	582	15,089

Accrued depreciation
Balance at the beginning		900	—	3,833	811	47	17	33	5,641
Additions	45	108	—	393	295	18	5	—	818
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(2)	—	(132)	(244)	—	(13)	—	(392)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		11	—	52	(220)	6	13	—	(139)
Exchange difference and other		47	—	59	11	—	2	19	138
Balance at the end		1,064	—	4,204	653	70	23	52	6,066

Impairment
Balance at the beginning		114	—	—	427	34	21	—	596
Additions	49	(29)	—	4	(45)	16	2	—	(53)
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(1)	—	—	(7)	—	21	—	13
Exchange difference and other		70	—	(4)	(309)	—	(26)	—	(270)
Balance at the end		154	—	—	65	50	17	—	286
Net tangible assets

Balance at the beginning		3,336	67	1,555	1,916	81	109	234	7,298
Balance at the end		5,036	93	1,629	1,153	94	201	530	8,737
(1) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group.
(2) The variation in 2022 corresponds mainly to the effect of the IAS 29 implementation in Turkey (see Note 2.2.19).

Tangible assets. Breakdown by type of assets and changes in the year 2021 (Millions of Euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties
Cost
Balance at the beginning		4,380	52	5,515	3,061	123	201	345	13,677
Additions		58	31	262	230	4	—	—	585
Retirements		(5)	(1)	(281)	(59)	—	(1)	—	(347)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(112)	(8)	(29)	(34)	35	1	—	(147)
Exchange difference and other		29	(7)	(79)	(44)	—	(54)	(78)	(233)
Balance at the end		4,350	67	5,388	3,154	162	147	267	13,535

Accrued depreciation
Balance at the beginning		833	—	3,859	582	27	16	54	5,371
Additions	45	79	—	358	284	15	4	—	740
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(19)	—	(259)	(16)	—	(4)	—	(298)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(23)	—	(17)	(5)	5	1	—	(39)
Exchange difference and other		30	—	(108)	(34)	—	—	(21)	(134)
Balance at the end		900	—	3,833	811	47	17	33	5,641

Impairment
Balance at the beginning		149	—	—	274	26	34	—	483
Additions (1)	49	—	—	1	151	8	1	—	161
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(24)	—	17	—	—	2	—	(5)
Exchange difference and other		(11)	—	(18)	2	—	(16)	—	(43)
Balance at the end		114	—	—	427	34	21	—	596
Net tangible assets

Balance at the beginning		3,398	52	1,656	2,205	70	151	291	7,823
Balance at the end		3,336	67	1,555	1,916	81	109	234	7,298
(1) In 2021, it includes allowances on right of use of the rented offices after the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 24 and 49).

Tangible assets. Breakdown by type of assets and changes in the year 2020 (Millions of euros)
					Right to use asset				Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties	Investment properties	Assets leased out under an operating lease
Cost
Balance at the beginning		6,001	56	6,351	3,516	101	216	337	16,578
Additions		157	54	255	183	0	2	—	651
Retirements		(10)	(23)	(294)	(157)	(3)	(11)	—	(498)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale (1)		(925)	(31)	(366)	(294)	—	—	—	(1,616)
Transfers		(248)	(2)	(5)	(60)	25	18	—	(272)
Exchange difference and other		(595)	(2)	(426)	(127)	—	(24)	8	(1,166)
Balance at the end		4,380	52	5,515	3,061	123	201	345	13,677

Accrued depreciation
Balance at the beginning		1,253	—	4,344	370	11	15	74	6,067
Additions	45	83	—	370	312	12	3	1	781
Additions transfer to discontinued operations (1)		24	—	20	32	—	—	—	76
Retirements		(2)	—	(248)	(10)	—	—	—	(260)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale (1)		(373)	—	(321)	(71)	—	—	—	(765)
Transfers		(42)	—	(12)	(9)	4	1	—	(58)
Exchange difference and other		(110)	—	(294)	(42)	—	(3)	(21)	(470)
Balance at the end		833	—	3,859	582	27	16	54	5,371

Impairment
Balance at the beginning		212	—	—	191	14	26	—	443
Additions	49	18	—	26	68	12	1	—	125
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale (1)		(8)	—	—	—	—	—	—	(8)
Transfers		(68)	—	—	10	—	7	—	(51)
Exchange difference and other		(5)	—	(26)	5	—	—	—	(26)
Balance at the end		149	—	—	274	26	34	—	483
Net tangible assets

Balance at the beginning		4,536	56	2,007	2,955	76	175	263	10,068
Balance at the end		3,398	52	1,656	2,205	70	151	291	7,823
(1) Amount is mainly due to the companies in the United States included in the USA Sale (see Notes 3 and 21).
The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates whose average term is between 5 and 20 years. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented.
As of December 31, 2022, 2021 and 2020, the cost of fully amortized tangible assets that remained in use were €2,443, €2,318 and €2,299 million respectively while its recoverable residual value was not significant.
The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2022, 2021 and 2020:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2022 ⁽¹⁾	2021 ⁽²⁾	2020
BBVA and Spanish subsidiaries	4,285	3,873	4,294
Foreign subsidiaries	4,452	3,425	3,529
Total	8,737	7,298	7,823
(1) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group..
(2) The variation in 2021 is mainly due to the reclassification of owned offices and facilities from "Tangible assets" to "Non-current assets and disposal groups classified as held for sale" (see Notes 21, 24 and 50).

Purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A. (Tree) to Merlin Properties SOCIMI, S.A.
On June 15, 2022, BBVA acquired from Merlin Properties SOCIMI, S.A. the shares representing the entire share capital of Tree Inversiones Inmobiliarias SOCIMI, S.A. (hereinafter “Tree”) for an amount of €1,988 million. This company has 662 properties leased to BBVA that were part of the set of properties that BBVA sold between 2009 and 2010 under a sale and leaseback agreement. Prior to that date, these properties were registered as "Rights of use" in the consolidated balance sheet of the BBVA Group under the headings "Tangible assets - Property, plant and equipment" and "Tangible assets - Investment property", while the payment obligation was reflected under the heading "Financial liabilities at amortized cost – Other financial liabilities", in accordance with IFRS 16 Leases.
The Tree purchase transaction has been considered an asset purchase given that the Group has determined that it is not acquiring a set of activities that present elements that could constitute a business. After the closing of this transaction, the BBVA Group has once again become owner of the properties and recorded them at their acquisition price in the Group's consolidated financial statements as of June 30, 2022. The assets acquired that are not used for the Bank's activity are recorded under the heading "Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale" (see Note 21).
The impact of the transaction amounted to €-201 million (losses net of taxes) which have been registered under the headings "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” for an amount of €-134 million and “Tax expense or income related to profit or loss from continuing operations” for an amount of €-67 million in the consolidated income statement of the BBVA Group.
18.Intangible assets
18.1Goodwill
The breakdown of the balance under this heading in the consolidated balance sheets, according to the CGU to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	The United States (1)	Mexico	Turkey (2)	Colombia	Chile	Other	Total

Balance as of December 31, 2019	3,846	550	346	164	27	22	4,955
Additions	—	—	—	—	—	—	—
Exchange difference	(22)	(72)	(92)	(21)	—	(1)	(208)
Impairment	(2,084)	—	—	—	—	(13)	(2,097)
Companies held for sale	(1,740)	—	—	—	—	—	(1,740)
Other	—	—	—	—	—	—	—
Balance as of December 31, 2020	—	478	254	143	27	8	910
Additions	—	—	—	—	—	—	—
Exchange difference	—	26	(102)	(9)	(3)	—	(88)
Impairment	—	—	—	—	—	(4)	(4)
Companies held for sale	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Balance as of December 31, 2021	—	504	152	134	24	4	818
Additions	—	—	—	—	—	—	—
Exchange difference	—	55	—	(16)	1	1	41
Impairment	—	—	—	—	—	—	—
Companies held for sale	—	—	—		—	—	—
Other	—		(152)	—	—	—	(152)
Balance as of December 31, 2022	—	559	—	118	25	5	707
(1) Since the USA sale agreement, the United States is no longer considered a CGU (see Note 3).
(2) As a result of the application of IAS 29, as indicated in Note 2.2.19, the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021, and as a consequence the goodwill as well as other intangible assets (see Note 18.2) assigned to the Turkish CGU were derecognized.
Goodwill in business combinations
There were no significant business combinations during 2022, 2021 and 2020.
Impairment Test
As mentioned in Note 2.2.7, the CGU to which goodwill has been allocated, are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment. Furthermore, it is analyzed whether certain changes in the valuation assumptions used could give rise to differences in the result of the impairment test.
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
Goodwill - Mexico CGU
The Group’s most significant goodwill corresponds to the CGU in Mexico, the main significant assumptions used in the impairment test of this CGU as of December 31, 2022, 2021 and 2020 are as follows:

Impairment test assumptions CGU goodwill in Mexico
	2022	2021	2020
Discount rate (1)	12.7%	14.5%	15.3%
Growth rate	6.3%	5.7%	5.7%
(1) After tax discount rates.
In accordance with paragraph 33.c of IAS 36, as of December 31, 2022, the Group used a growth rate of 6.3% based on the real GDP growth rate of Mexico, the expected inflation rate and the potential growth of the banking sector in Mexico.
The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fourth year are the discount rate and the growth rate. The table below shows, in a simplified way, the relative variation by which the CGU recoverable amount would increase (or decrease) as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2022, where, in each case, their value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Mexico
	Increase of 50 basis points (1)	Decrease of 50 basis points (1)
Discount rate	(7%)	8%
Growth rate	5%	(5%)
(1) The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.
Goodwill - Turkey CGU
As a result of the application of IAS 29 in 2022, as indicated in Note 2.2.19, the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021 and as a consequence the goodwill as well as other intangible assets (see Note 18.2) assigned to the Turkish CGU were derecognized.
The main significant assumptions used in the impairment test of this CGU as of December 31, 2021 were a discount rate (after tax) of 27.0% and a growth rate of 7.0% (21.0% and 7.0% respectively as of December 31, 2020).
Goodwill - The United States CGU
Since the USA sale in 2021, the United States is no longer considered a CGU (see Note 3).
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
The main significant assumptions used in the impairment test of this CGU as of March 31, 2020 were a discount rate (after tax) of 10.3% and a growth rate of 3.0%.
Goodwill - Other CGUs
The impairment tests carried out on the rest of the CGUs have not detected significant impairment. Likewise, the sensitivity analysis on the main assumptions carried out for the rest of the CGU of the Group indicate that their value in use would continue to exceed their book value.

18.2Other intangible assets
The breakdown of the balance and changes of this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2022	2021	2020
Computer software acquisition expense	1,393	1,239	1,202
Other intangible assets with an infinite useful life	13	12	12
Other intangible assets with a definite useful life	43	128	221
Total	1,449	1,379	1,435
The changes of this heading during the years ended December 31, 2022, 2021 and 2020, are as follows:

Other intangible assets (Millions of Euros)
	Notes	Computer software			Other intangible assets			Total of intangible assets
		2022	2021	2020	2022	2021	2020	2022	2021	2020
Balance at the beginning		1,239	1,202	1,598	140	233	412	1,379	1,435	2,010
Additions		592	470	452	—	—	8	592	470	460
Amortization in the year	45	(490)	(446)	(448)	(20)	(48)	(59)	(510)	(494)	(507)
Amortization transfer to discontinued operations (1)		—	—	(77)	—	—	(3)	—	—	(80)
Exchange differences and other		80	29	(38)	(63)	(45)	(91)	17	(16)	(129)
Impairment		(25)	(15)	(6)	—	—	—	(25)	(15)	(6)
Decreases by companies held for sale (1)		—	—	(279)	—	—	(34)	—	—	(313)
Balance at the end		1,396	1,239	1,202	56	140	233	1,453	1,379	1,435
(1) Amount is mainly due to the companies in the United States included in the USA Sale (see Notes 3 and 21).
As of December 31, 2022, 2021 and 2020, the cost of fully amortized intangible assets that remained in use were €3,490 million, €2,992 million and €2,622 million respectively, while their recoverable value was not significant.
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
In relation to the BBVA consolidated tax group in Spain, in 2022, the tax assessments issued as a result of the tax authorities' inspection activities for 2014 to 2016 became final. These assessments were signed in 2021 and were signed in conformity, except for those corresponding to 2016, for which a partial disagreement has been expressed. The impacts of the conclusion of these audits were accounted for in 2021 and did not have a material effect on the financial statements.
On the other hand, in relation to the main jurisdictions in which the Group is present and carries out its activity, in the case of Mexico, the inspection procedure for the fiscal year 2017 continues in BBVA México, S.A. corresponding to Corporate Income Tax and Value Added Tax.
In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that may be conducted by the tax authorities in the future may give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s consolidated financial statements.

19.3Reconciliation
The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
	2022		2021		2020
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	10,356		8,399		3,576
From continuing operations	10,356		7,247		5,248
From discontinued operations	—		1,152		(1,672)
Taxation at Spanish corporation tax rate 30%	3,107		2,519		1,073
Lower/higher effective tax rate from foreign entities (1)	315		(332)		(181)
Mexico	(205)	26%	(109)	27%	(32)	29%
Chile	(8)	13%	(5)	22%	(2)	23%
Colombia	24	37%	—	30%	3	31%
Peru	(16)	27%	5	31%	(7)	28%
Turkey	621	70%	(125)	23%	(73)	25%
USA	17	17%	(62)	19%	(75)	16%
Others	(118)		(36)		5
Revenues with lower tax rate (dividends/capital gains)	(25)		(30)		(49)
Equity accounted earnings	(6)		—		12
USA Sale effect	—		544		—
Other effects (2)	138		80		661
Income tax	3,529		2,781		1,516
Of which: Continuing operations	3,529		1,909		1,459
Of which: Discontinued operations	—		872		57
(1) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.
(2) In 2020, related mainly to the impact of the goodwill impairment of the United States' CGU that amounted to €2,084 million. This impact did not have associated any Corporate Income Tax (CIT) expense credit (once the 30% tax rate is applied, the effect amounted to €625 million).
The effective income tax rate for the Group in the years ended December 31, 2022, 2021 and 2020 is as follows:

Effective tax rate (Millions of Euros)
	2022	2021	2020
Income from:
Consolidated tax group in Spain	2,222	655	259
Other Spanish entities	(462)	5	7
Foreign entities	8,596	6,587	4,982
Gains (losses) before taxes from continuing operations	10,356	7,247	5,248
Tax expense or income related to profit or loss from continuing operations	3,529	1,909	1,459
Effective tax rate	34.1%	26.3%	27.8%
In 2022, in general, in the main countries in which the Group operates, there were no changes in the nominal corporate income tax rate compared to the previous year (including in Turkey, where the tax rate of 25% was maintained), except in the case of Colombia, where the applicable tax rate has changed from 34% of the previous year to 38%. On the other hand, in 2021, the changes in the nominal corporate income tax rate, with respect to the previous year, in the main countries in which the Group operates, were in Turkey (from 22% to 25%), Argentina (from 30% to 35%) and Colombia (from 36% to 34%).
19.4Income tax recognized in equity
In addition to the income tax expense recognized in the consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of Euros)
	2022	2021	2020
Charges/credits to total equity
Debt securities and others	701	(174)	(230)
Equity instruments	(56)	(33)	(43)
Total	645	(207)	(273)

19.5Current and deferred taxes
The balance under the heading "Tax assets" in the consolidated balance sheets includes the balances receivable from the tax authorities relating to current and deferred tax assets. The balance under the “Tax liabilities” heading includes the balances payable in respect of the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	2022	2021	2020
Tax assets
Current tax assets (1)	1,978	932	1,199
Deferred tax assets	14,494	14,917	15,327
Pensions	422	416	439
Financial Instruments	1,302	1,408	1,292
Loss allowances	1,834	1,676	1,683
Other	1,184	1,101	1,069
Secured tax assets	8,689	9,304	9,361
Tax losses	1,063	1,012	1,483
Total	16,472	15,850	16,526
Tax liabilities
Current tax liabilities (1)	1,415	644	545
Deferred tax liabilities	1,326	1,769	1,809
Financial Instruments	568	1,124	908
Other	758	645	901
Total	2,742	2,413	2,355
(1) The increase in current tax assets relates mainly to a higher tax receivable by the tax group in Spain for the refund of the 2022 corporate income tax as a result of the instalment payments made in the year. On the other hand, the increase in current tax liabilities mainly corresponds to a higher tax payable in both Mexico and Turkey in relation to the estimated corporate income tax for the year 2022.
The most significant variations of the deferred tax assets and liabilities in the years 2022, 2021 and 2020 were derived from the following items:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
	2022		2021		2020
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	14,917	1,769	15,327	1,809	15,318	1,928
Pensions	6	—	(23)	—	(17)	—
Financials instruments	(106)	(556)	116	216	(94)	(106)
Loss allowances	158	—	(7)	—	47	—
Others	83	113	32	(256)	24	(13)
Guaranteed tax assets	(615)	—	(57)	—	(2)	—
Tax losses	51	—	(471)	—	51	—
Balance at the end	14,494	1,326	14,917	1,769	15,327	1,809
With respect to the changes in deferred tax assets and liabilities in 2022 contained in the above table, the following should be pointed out:
–Guaranteed tax assets decreased mainly due to the utilization in the year of deferred tax assets converted into a receivable from the tax authorities, which was recognized in the Spanish tax group's corporate income tax return for the year 2020, and as a result of the offsetting of these assets in the Spanish tax group's estimated corporate income tax return for 2022.
–The increase in tax assets for tax losses is due to the fact that, despite the fact that in 2022 the tax Group in Spain generated positive taxable income, which allowed for the offset of tax losses and deductions, new deductions were generated during the year to avoid double taxation and, additionally, the filing of the 2021 corporate income tax return also led to an increase in the balance of these tax assets for tax losses.
–The evolution of deferred tax assets (other than those guaranteed and those linked to tax losses) net of deferred tax liabilities is due, among other things, to the exchange rate effect, especially in the case of Mexico and Turkey, the effects associated with the valuations of financial instruments, the effect in Argentina associated with the tax revaluation of fixed assets, the impacts linked to the application of IAS 29 in Turkey which are largely associated with the changes in accounting valuations arising from its consideration as a hyperinflationary economy and, finally, the operation of corporate income tax, where the differences between accounting and taxation give rise to constant movements in deferred taxes.
Of the deferred tax assets and liabilities contained in the table above, those included in Note 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.

As of December 31, 2022, 2021 and 2020, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized as deferred tax liabilities in the consolidated balance sheets, amounted to €88, €93 and €106 million, respectively.
Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of Euros)
	2022	2021	2020
Pensions	1,622	1,759	1,924
Loss allowances	7,067	7,545	7,437
Total	8,689	9,304	9,361
As of December 31, 2022, non-guaranteed net deferred tax assets of the above table amounted to €4,478 million (€3,844 and €4,156 million as of December 31, 2021 and 2020, respectively), which broken down by major geographies is as follows:
–Spain: Net deferred tax assets recognized in Spain totaled €2,407 million as of December 31, 2022 (€2,342 and €2,590 million as of December 31, 2021 and 2020, respectively). €1,050 million of the figure recorded in the year ended December 31, 2022 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,357 million relate to temporary differences.
–Mexico: Net deferred tax assets recognized in Mexico amounted to €1,628 million as of December 31, 2022 (€1,121 and €1,036 million as of December 31, 2021 and 2020, respectively). Practically all of deferred tax assets as of December 31, 2022 relate to temporary differences.
–South America: Net deferred tax assets recognized in South America amounted to €198 million as of December 31, 2022 (€65 and €126 million as of December 31, 2021 and 2020, respectively). Practically all the deferred tax assets are related to temporary differences.
–Turkey: Net deferred tax assets recognized in Turkey amounted to €228 million as of December 31, 2022 (€302 and €395 million as of December 31, 2021 and 2020, respectively). All the deferred tax assets are related to temporary differences.
Based on the information available as of December 31, 2022, including historical levels of benefits and projected results available to the Group for the coming 15 years, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities and it is considered that there is sufficient positive evidence, in excess of the negative evidence, that sufficient positive taxable income will be generated for the recovery of the aforementioned unsecured deferred tax assets when they become deductible in accordance with tax legislation.
On the other hand, the Group has not recognized certain negative tax losses and deductions for which, in general, there is no legal period for offsetting, amounting to approximately €2,048 million, which are mainly originated by Catalunya Banc.
19.6Other Contributions
On December 28, 2022, the Law for the establishment of the temporary tax on credit institutions and financial credit establishments was published in the Official State Gazette.
This law establishes an obligation to pay a non-taxable equity benefit of public nature during the years 2023 and 2024 to those credit institutions that operate in Spain whose aggregated amount of interest income and fee and commission income generated, corresponding to the year 2019, equals or exceeds €800 million.
The amount of the benefit to be paid will be the result of applying the percentage of 4.8% to the sum of the net interest income and fee and commission income and expense derived from the activity carried out in Spain, as shown in the income statement of the tax consolidation group to which the credit institutions belongs, corresponding to the calendar year prior to the year in which the obligation to pay arose. The payment obligation arises on the first day of the calendar year of fiscal years 2023 and 2024.
The estimated impact for 2023 is €225 million and has been recorded on January 1, 2023 in the heading "Other operating expense" of the consolidated income statement.

20.Other assets and liabilities
The composition of the balance of these captions of the consolidated balance sheets is:

Other assets and liabilities (Millions of Euros)
	2022	2021	2020
ASSETS
Inventories	325	424	572
Transactions in progress	93	131	160
Accruals	1,490	730	756
Other items	706	649	1,025
Total	2,614	1,934	2,513
LIABILITIES
Transactions in progress	44	48	75
Accruals	2,566	2,137	1,584
Other items (1)	2,269	1,436	1,144
Total	4,880	3,621	2,802
(1) The increases relate mainly to the Bank in Spain for items pending settlement.
21.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balances under the headings “Non-current assets and disposal groups classified as held for sale” and “liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	2022	2021	2020
ASSETS
Foreclosures and recoveries	1,070	1,218	1,398
Other assets from tangible assets (1)	1,063	563	480
Companies held for sale (2)	40	41	84,792
Accrued amortization (3)	(93)	(112)	(89)
Impairment losses (1)	(1,057)	(650)	(594)
Total	1,022	1,061	85,987
LIABILITIES
Companies held for sale (2)	—	—	75,446
Total	—	—	75,446
(1) The variation in 2022 corresponds mainly to the reclassification of offices previously in own use and now closed after the closing of the transaction with Merlin Properties (see Note 17). In 2021, it includes the reclassification of owned offices and facilities from "tangible assets" to "non-current assets and disposal groups classified as held for sale" and the adjustments due to the closing of the owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 24 and 50).
(2) It includes mainly BBVA’s stake in BBVA USA in 2020 (see Note 3).
(3) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
Assets and liabilities from discontinued operations
As mentioned in Note 3, in 2020 the agreement for the sale of the BBVA subsidiary in the United States was announced, which sale was completed on June 1, 2021. The assets and liabilities corresponding to the 37 companies sold were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the consolidated balance sheet as of December 31, 2020, and the earnings from these companies for the first five months of 2021 and the earnings for the year ended December 31, 2020 were classified under the heading "Profit (loss) after tax from discontinued operations" of the consolidated income statements.
The condensed consolidated balance sheets as of December 31, 2021 and 2020, and the condensed consolidated income statements and condensed consolidated statements of cash flow of the companies held for sale in the United States the first five months of 2021 and for the year 2020 are provided below:

Condensed consolidated balance sheets of companies sold in the United States

CONDENSED CONSOLIDATED BALANCE SHEETS (Millions of Euros)
	2021	2020
Cash, cash balances at central banks and other demand deposits	—	11,368
Financial assets held for trading	—	821
Non-trading financial assets mandatorily at fair value through profit or loss	—	13
Financial assets at fair value through other comprehensive income	—	4,974
Financial assets at amortized cost	—	61,558
Derivatives - Hedge accounting	—	9
Tangible assets	—	799
Intangible assets	—	1,949
Tax assets	—	360
Other assets	—	1,390
Non-current assets and disposal groups classified as held for sale	—	16
TOTAL ASSETS	—	83,257
Financial liabilities held for trading	—	98
Financial liabilities at amortized cost	—	73,132
Derivatives - Hedge accounting	—	2
Provisions	—	157
Tax liabilities	—	201
Other liabilities	—	492
TOTAL LIABILITIES	—	74,082
Actuarial gains (losses) on defined benefit pension plans	—	(66)
Hedge of net investments in foreign operations (effective portion)	—	(432)
Foreign currency translation	—	801
Hedging derivatives. Cash flow hedges (effective portion)	—	250
Fair value changes of debt instruments measured at fair value through other comprehensive income	—	70
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	—	622

Condensed consolidated income statements of companies sold in the United States

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	2021 ⁽¹⁾	2020
Interest and other income	974	2,638
Interest expense	(53)	(429)
NET INTEREST INCOME	921	2,209
Dividend income	2	4
Fee and commission income	285	677
Fee and commission expense	(86)	(183)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(4)	19
Gains (losses) on financial assets and liabilities held for trading, net	26	90
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	2	8
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	2	5
Gains (losses) from hedge accounting, net	(1)	4
Exchange differences, net	5	19
Other operating income	9	19
Other operating expense	(30)	(63)
GROSS INCOME	1,132	2,808
Administration costs	(661)	(1,462)
Depreciation and amortization	(80)	(205)
Provisions or reversal of provisions	4	2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(66)	(729)
NET OPERATING INCOME	330	413
Impairment or reversal of impairment on non-financial assets	—	(2,084)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(2)	(3)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	3	2
PROFIT (LOSS) BEFORE TAX	330	(1,671)
Tax expense or income related to profit or loss	(80)	(57)
PROFIT (LOSS) AFTER TAX	250	(1,729)
Profit (loss) after tax from the sale	29	—
PROFIT (LOSS) FOR THE PERIOD	280	(1,729)
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	—	—
ATTRIBUTABLE TO OWNERS OF THE PARENT (2)	280	(1,729)
(1) Corresponds to the first five months of 2021 (See Note 3).
(2) Cumulative profit net of taxes earned and recognized by BBVA Group in relation to the sale of BBVA USA Bancshares was €582 million, corresponding to the results generated by the entities within the scope of the sale agreement from the date of the agreement to the closing date of the agreement, plus the profit after tax on the sale as of the closing.

Condensed consolidated statements of cash flows of companies sold in the United States

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	2021 ⁽¹⁾	2020
A) CASH FLOWS FROM OPERATING ACTIVITIES	62	6,874
B) CASH FLOWS FROM INVESTING ACTIVITIES	(34)	(145)
C) CASH FLOWS FROM FINANCING ACTIVITIES	(26)	(65)
D) EFFECT OF EXCHANGE RATE CHANGES	60	(974)
INCREASE (DECREASE) NET CASH AND CASH EQUIVALENTS (A+B+C+D)	62	5,690
(1) Corresponds to the first five months of 2021 (See Note 3).

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
December 2021
Consideration received satisfied in cash - USA	9,512
Consideration received satisfied in cash - Divarian	513
Consideration received satisfied in cash - Paraguay	210
Other collections from non-current assets and liabilities for sale	435
Total cash received from non-current assets and liabilities for sale	10,670

Non-current assets and disposal groups classified as held for sale
The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2022, 2021 and 2020, are as follows:

Non-current assets and disposal groups classified as held for sale (Millions of Euros)
	Notes	Foreclosed assets			Property, Plant and Equipment (1)			Companies held for sale (2)			Total
Cost (a)		2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Balance at the beginning		1,218	1,398	1,648	452	391	258	41	84,792	1,716	1,711	86,581	3,622
Additions		211	245	285	1	—	—	2	522	83,266	214	768	83,551
Contributions from merger transactions		—	—	—	592	—	—	—	—	—	592	—	—
Retirements (sales and other decreases)		(353)	(298)	(288)	(110)	(39)	(45)	(2)	(83,172)	(190)	(465)	(83,509)	(523)
Transfers, other movements and exchange differences (2)		(6)	(127)	(228)	35	100	180	(2)	(2,100)	—	27	(2,128)	(48)
Disposals by companies held for sale		—	—	(19)	—	—	(2)			—	—	—	(21)
Balance at the end		1,070	1,218	1,398	970	452	391	39	41	84,792	2,078	1,711	86,581

Impairment (b)
Balance at the beginning		381	386	411	269	208	132	—	—	—	650	594	543
Additions	50	64	36	74	158	62	29	—	—	—	221	97	103
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—	—	—	—	—
Contributions from merger transactions		—	—	—	—	—	—	—	—	—	—	—	—
Retirements (sales and other decreases)		(102)	(65)	(56)	(46)	(13)	(13)	—	—	—	(148)	(78)	(69)
Other movements and exchange differences		13	24	(42)	320	12	60	—	—	—	333	36	18
Disposals by companies held for sale		—	—	(1)	—	—	—	—	—	—	—	—	(1)
Balance at the end		356	381	386	701	269	208	—	—	—	1,057	650	594
Balance at the end of net carrying value (a)-(b)		714	837	1,012	269	183	183	39	41	84,792	1,022	1,061	85,987
(1) Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”.
(2) In 2020, the variation corresponds mainly to the USA Sale agreement of BBVA USA (see Note 3).
As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2022, 2021 and 2020 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis equals their fair value.
Assets from foreclosures or recoveries
As of December 31, 2022, 2021 and 2020, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €478 million, €608 million and €747 million in assets for residential use; €199 million, €202 million and €215 million in assets for tertiary use (industrial, commercial or office) and €34 million, €19 million and €21 million in assets for agricultural use, respectively.
As of December 31, 2022, 2021 and 2020, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.
During the years 2022, 2021 and 2020, some of the sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €43 million, €62 million and €78 million, respectively; with an average financing of 37% of the sales price during 2022.
As of December 31, 2022, 2021 and 2020, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement is not significant.

22.Financial liabilities at amortized cost
22.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2022	2021	2020
Deposits	459,114	416,947	415,467
Deposits from central banks	38,323	47,351	45,177
Demand deposits	205	8	163
Time deposits and other	33,534	41,790	38,274
Repurchase agreements	4,584	5,553	6,740
Deposits from credit institutions	26,935	19,834	27,629
Demand deposits	11,434	7,601	7,196
Time deposits and other	11,787	8,599	16,079
Repurchase agreements	3,714	3,634	4,354
Customer deposits	393,856	349,761	342,661
Demand deposits	316,082	293,015	266,250
Time deposits and other	75,516	55,479	75,666
Repurchase agreements	2,259	1,267	746
Debt certificates	55,429	55,763	61,780
Other financial liabilities	14,086	15,183	13,358
Total	528,629	487,893	490,606
The amount recorded in "Deposits from central banks - Time deposits" includes the drawdowns of the TLTRO III facilities of the European Central Bank, mainly by BBVA S.A., amounting to €26,711 million as of December 31, 2022, €38,692 million as of December 31, 2021 and €35,032 million as of December 31, 2020, after the partial repayment made in December 2022 (see Note 7.5).
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
On December 10, 2020, the European Central Bank extended the support via targeted lending operations (TLTRO), extending by twelve additional months, until June 2022, the period of application of favorable interest rates to credit institutions for which the net variation of their eligible loans, between October 1, 2020 and December 31, 2021, reached a given lending performance threshold. Additionally, the maximum borrowing amount was increased to 55% of the eligible loans (from 50% previously). This meant that the interest rate applicable to the outstanding operations was -1% provided that the lending objectives were met according to the conditions of the European Central Bank.
As of December 31, 2021, the Group fulfilled these lending objectives. Therefore, the recognition of the favorable interest rate associated with the COVID-19 pandemic was recognized for the period from June 24, 2020 to June 23, 2022.
In its monetary policy decision of October 27, 2022, the ECB decided to adjust the interest rates applicable to TLTRO III from November 23, 2022 and offer credit institutions additional voluntary early repayment dates for these operations. In this sense, up to November 23, 2022, outside of special periods, the interest rate applicable to each drawdown is the average rate of the deposit facilities from the beginning of each drawdown until November 23. From November 23, 2022 until the maturity date or early redemption date of the corresponding TLTRO III operation, the interest rate applicable to the remaining TLTRO III operations will be indexed to the average applicable key ECB interest rates over this period. In December 2022, BBVA began the repayment of the TLTRO III program for an amount of €12 billion, corresponding to approximately a third of the total drawn amount.
The positive income generated by the drawdowns of the TLTRO III facilities was recorded under the heading of "Interest and other income – Other income" in the consolidated income statements (see Note 37.1), while the negative remuneration generated by the drawdowns of the TLTRO III facilities are recorded under "Interest expense" in the consolidated income statement.

22.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and other (1)	Repurchase agreements	Total
December 2022
Spain	1,215	1,429	67	2,709
Mexico	855	732	—	1,587
Turkey	10	633	29	672
South America	844	2,251	—	3,095
Rest of Europe	3,613	2,944	1,669	8,226
Rest of the world	4,897	3,797	1,949	10,645
Total	11,434	11,787	3,714	26,935
December 2021
Spain	1,671	375	—	2,047
Mexico	444	558	—	1,002
Turkey	83	672	37	792
South America	532	1,225	—	1,757
Rest of Europe	1,841	3,110	2,549	7,500
Rest of the world	3,030	2,657	1,048	6,736
Total	7,601	8,599	3,634	19,834
December 2020
Spain	345	1,405	1	1,751
Mexico	689	672	188	1,549
Turkey	8	580	28	617
South America	557	1,484	—	2,041
Rest of Europe	2,842	4,531	4,070	11,444
Rest of the world	2,755	7,406	67	10,228
Total	7,196	16,079	4,354	27,629
(1) Subordinated deposits are included amounting to €24, €14 and €12 million as of December 31, 2022, 2021 and 2020, respectively.

22.3Customer deposits
The breakdown by geographical area of this heading in the consolidated balance sheets, by type of instrument is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and other	Repurchase agreements	Total
December 2022
Spain	188,803	13,389	2	202,194
Mexico	64,671	12,916	630	78,217
Turkey	22,117	17,254	747	40,118
South America	27,083	14,505	—	41,587
Rest of Europe	11,670	14,224	880	26,774
Rest of the world	1,737	3,228	—	4,965
Total	316,082	75,516	2,259	393,856
December 2021
Spain	181,565	10,407	2	191,974
Mexico	53,359	10,383	505	64,247
Turkey	19,725	13,644	6	33,376
South America	28,039	9,822	—	37,861
Rest of Europe	8,933	9,546	754	19,234
Rest of the world	1,393	1,677	—	3,070
Total	293,015	55,479	1,267	349,761
December 2020
Spain	168,690	20,065	2	188,757
Mexico	43,768	10,514	117	54,398
Turkey	17,906	16,707	8	34,621
South America	25,730	11,259	—	36,989
Rest of Europe	8,435	12,373	619	21,427
Rest of the world	1,720	4,748	—	6,468
Total	266,250	75,666	746	342,661

22.4Debt certificates
The breakdown of the balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	2022	2021	2020
In Euros	35,611	36,289	42,462
Promissory bills and notes	1,079	319	860
Non-convertible bonds and debentures	16,979	15,712	14,538
Covered bonds (1)	7,665	9,930	13,274
Hybrid financial instruments (2)	959	366	355
Securitization bonds	2,501	2,302	2,538
Wholesale funding	139	438	2,331
Subordinated liabilities	6,289	7,221	8,566
Convertible perpetual certificates	3,000	3,500	4,500
Non-convertible preferred stock	—	—	159
Other non-convertible subordinated liabilities	3,289	3,721	3,907
In foreign currencies	19,819	19,475	19,318
Promissory bills and notes	351	579	1,024
Non-convertible bonds and debentures	9,323	7,885	8,691
Covered bonds (1)	114	178	217
Hybrid financial instruments (2)	3,724	2,843	455
Securitization bonds	—	4	4
Wholesale funding	111	412	1,016
Subordinated liabilities	6,196	7,574	7,911
Convertible perpetual certificates	1,876	1,771	1,633
Non- convertible preferred stock	—	—	35
Other non-convertible subordinated liabilities	4,320	5,803	6,243
Total	55,429	55,763	61,780
(1) Including mortgage-covered bonds. In years 2022, 2021 and 2020 there were several maturities of mortgage bonds.
(2) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
22.4.1Subordinated liabilities
The breakdown of this heading in the consolidated balance sheets is as follows:

Memorandum item: Subordinated liabilities at amortized cost (Millions of Euros)
	2022	2021	2020
Subordinated deposits	24	14	12
Subordinated certificates	12,485	14,794	16,476
Preferred stock	—	—	194
Compound convertible financial instruments	4,876	5,271	6,133
Other non-convertible subordinated liabilities	7,609	9,523	10,149
Total	12,509	14,808	16,488
The balance variances are mainly due to the following transactions:
Perpetual Contingent Convertible Securities
The Annual General Shareholders' Meeting of BBVA held on March 17, 2017, resolved, under agenda item five, to confer authority on the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the date the resolution was adopted, up to the maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the Annual General Shareholders' Meeting resolved to confer on the Board of Directors authority to totally or partially exclude shareholders' pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to ensure the nominal amount of the capital increases resolved or carried to cover the conversion of the mandatory convertible issues in use of this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred under the Annual General Shareholders' Meeting held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.

Under that delegation, BBVA has made since 2020 the following contingently convertible issuance that qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013:
–On July 15, 2020, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of €1 billion. This issuance is listed in the AIAF Fixed Income Securities Market and was targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.
Furthermore, the Annual General Shareholders' Meeting of BBVA held on April 20, 2021, resolved, under agenda item five, to authorize the Board of Directors of BBVA, with sub-delegation powers, to issue convertible securities, whose conversion is contingent and which are intended to meet regulatory requirements for their eligibility as capital instruments (CoCos), in accordance with the solvency regulations applicable from time to time, subject to the legal and statutory provisions that may be applicable at any time. The Board of Directors may make issues on one or several times within the maximum term of five years from the date on which this resolution was adopted, up to the maximum overall amount of €8 billion or its equivalent in any other currency. The Board of Directors may also resolve to exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a concrete issuance, complying in all cases with the legal requirements and limitations established for this purpose at any given time. Likewise, the authority conferred by the Annual General Meeting of Shareholders held on March 17, 2017 under its agenda item five was repealed in the unused part.
As of the date hereof the Bank has not made use of the authority granted by the BBVA General Shareholders' Meeting held on April 20, 2021.
These perpetual securities issued must be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.
These type of issuances made by the Bank may be fully redeemed at BBVA's option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular, throughout the financial years 2020, 2021 and 2022:
–On February 18, 2020, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on February 18, 2015, for an amount of €1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained.
–On April 14, 2021, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on April 14, 2016, for an amount of €1 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained.
–On May 24, 2022, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on May 24, 2017, for an amount of €500 million on the First Reset Date and once the prior consent from the Regulator was obtained.
Convertible Securities
Subsequently, the Annual General Shareholders' Meeting of BBVA held on March 18, 2022, resolved, under agenda item five, to confer authority on the Board of Directors of BBVA, with sub-delegation powers, to issue securities convertible into new BBVA shares (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCos) referred to in the resolutions adopted by BBVA's Annual General Shareholders' Meeting held on April 20, 2021, under agenda item five), subject to provisions in the law and in BBVA's bylaws that may be applicable at any time, on one or several occasions within the maximum term of five years to be counted as from the date on which the resolution was adopted, up to a maximum total amount of €6 billion, or the equivalent in any other currency. The Board of Directors may also resolve to exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issuance, complying in all cases with the legal requirements and limitations established for this purpose at any given time.
As of the date hereof the Bank has not made use of the authority granted by the BBVA General Shareholders' Meeting held on March 18, 2022.
22.5Other financial liabilities
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2022	2021	2020
Lease liabilities (1)	1,398	2,560	2,674
Creditors for other financial liabilities	3,589	2,657	2,408
Collection accounts	3,426	3,839	3,275
Creditors for other payment obligations (2)	5,673	6,127	5,000
Total	14,086	15,183	13,358
(1) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties for which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group (see Note 17).
(2) In 2021, this caption includes the amount committed for the acquisition of own shares under the share buyback program (see Notes 2.2.14 and 4).

A breakdown of the maturity of the lease liabilities, due after December 31, 2022 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	142	260	305	691	1,398
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
The insurance industry is highly regulated in each geographical area. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new risk-based capital regulations, which have already been published in several countries.
The heading “Assets under reinsurance and insurance contracts” in the consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2022, 2021 and 2020, the balance under this heading amounted to €210 million, €269 million and €306 million, respectively.
The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets. The breakdown of the balance under this heading is as follows:

Technical reserves (Millions of Euros)
	2022	2021	2020
Mathematical reserves	10,396	9,495	8,731
Individual life insurance (1)	8,682	7,265	6,268
Group insurance (2)	1,714	2,230	2,463
Provision for unpaid claims reported	612	706	672
Provisions for unexpired risks and other provisions	839	664	548
Total	11,848	10,865	9,951
(1) Provides coverage in the event of death, disability and serious illness.
(2) The insurance policies purchased by employers (other than BBVA Group) on behalf of their employees.
The cash flows of those “Liabilities under insurance and reinsurance contracts” are shown below:

Maturity (Millions of Euros). Liabilities under insurance and reinsurance contracts
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2022	2,264	732	1,836	7,016	11,848
2021	1,808	290	1,664	7,103	10,865
2020	1,227	950	1,616	6,158	9,951

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
The table below shows the key assumptions as of December 31, 2022, 2021 and 2020 used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical reserves
	2022				2021				2020
	Mortality table		Average technical interest rate		Mortality table		Average technical interest rate		Mortality table		Average technical interest rate
	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual Table of CNSF M 2013	0.25%- 2.85%	4.30%	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.24%- 2.85%	3.60%	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25%- 2.87%	2.50%
Group insurance (2)	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%
(1) Provides coverage in the case of one or more of the following events: death, disability and / or serious illness.
(2) Insurance policies purchased by companies (other than BBVA Group entities) on behalf of their employees.
24.Provisions
The breakdown of the balance under this heading in the consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2022	2021	2020
Provisions for pensions and similar obligations (1)	25	2,632	3,576	4,272
Other long term employee benefits (2)	25	466	632	49
Provisions for taxes and other legal contingencies	7.1	685	623	612
Provisions for contingent risks and commitments		770	691	728
Other provisions (3)		380	366	479
Total		4,933	5,889	6,141
(1) The variation is mainly due to the lower valuation of defined benefit commitments after the interest rate hike in Spain and benefit payments.
(2) The variation is mainly explained by the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A. in 2021.
(3) Individually non-significant provisions, for various concepts and corresponding to different geographical areas.

The change in provisions for pensions and similar obligations for the years ended December 31, 2022, 2021 and 2020 is as follows:

Provisions for pensions, other post-employment obligations for defined benefit plans, and other long term employee benefits. Changes over the year (Millions of Euros)
	Notes	2022	2021	2020
Balance at the beginning		3,576	4,272	4,631
Charges to income for the year		26	141	298
Interest expense and similar charges		75	37	44
Personnel expense	44.1	43	49	49
Provision expense		(92)	56	205
Charges (credits) to equity (1)	25	(433)	(206)	191
Transfers and other changes (2)		23	(21)	(71)
Benefit payments	25	(492)	(608)	(654)
Employer contributions	25	(67)	(4)	(124)
Balance at the end		2,632	3,576	4,272
(1) Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.11).
(2) In 2020, it includes the amount of the USA Sale (see Notes 3 and 21).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2022	2021	2020
Balance at beginning	990	1,091	1,134
Additions (1)	417	1,175	555
Acquisition of subsidiaries	—	—	—
Unused amounts reversed during the year	(130)	(227)	(215)
Amount used and other variations (1)	(211)	(1,050)	(383)
Balance at the end	1,065	990	1,091
(1) In 2021, it includes the initial recognition of the estimated cost of the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A., and the subsequent reclassification from "Other provisions" to "Other long term employee benefits" for the remaining amount at the time of the reclassification.
Collective layoff procedure
On June 8, 2021, BBVA reached an agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect a maximum of 2,935 employees. The agreement also included the closing of 480 offices. The cost of the process amounted to €994 million before taxes, of which €754 million corresponded to the collective layoff and €240 million to the closing of offices (see Notes 17, 21, 46, 49 and 50). By the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA.
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often subject to lawsuits and involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.
On the basis of the information available, the Group considers that, as of December 31, 2022, the provisions made in relation to judicial proceedings and arbitrations, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings and arbitrations. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.
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

The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2022, 2021 and 2020 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	Notes	2022	2021	2020
Pension commitments		3,661	4,218	4,539
Early retirement commitments		606	952	1,247
Medical benefits commitments		1,448	1,377	1,562
Other long term employee benefits		466	632	49
Total commitments		6,181	7,180	7,398
Pension plan assets		1,608	1,494	1,608
Medical benefit plan assets		1,476	1,494	1,484
Total plan assets (1)		3,084	2,988	3,092

Total net liability / asset		3,097	4,193	4,305
Of which: Net asset on the consolidated balance sheet (2)		(1)	(15)	(16)
Of which: Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	24	2,632	3,576	4,272
Of which: Net liability on the consolidated balance sheet for other long term employee benefits (4)	24	466	632	49
(1) In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €188 million as of December 31, 2022 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.
(2) Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).
(3) Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.
(4) Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet. The variation is mainly explained by the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A.
The impact relating to benefit commitments charged to consolidated income statement for the years 2022, 2021 and 2020 is as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2022	2021	2020
Interest and other expense		75	37	44
Interest expense		342	257	265
Interest income		(267)	(220)	(220)
Personnel expense		130	120	121
Defined contribution plan expense	44.1	87	71	72
Defined benefit plan expense	44.1	43	49	49
Provisions or (reversal) of provisions	46	(89)	61	210
Early retirement expense		—	100	224
Past service cost expense		34	(28)	(8)
Remeasurements (1)		(126)	(16)	(11)
Other provision expense		3	6	4
Total impact on consolidated income statement: expense (income)		116	218	375
(1) Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).
The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31, 2022, 2021 and 2020 are as follows:

Equity impact (Millions of Euros)
	2022	2021	2020
Defined benefit plans	(363)	52	161
Post-employment medical benefits	(71)	(257)	30
Total impact on equity: debit (credit)	(433)	(206)	191
In 2022, the aggregate impact of this heading amounted to a credit of €433 million driven by the variation in financial assumptions, gains of €558 million from commitments in Spain, and losses of €72 million for commitments in Mexico. These amounts are offset by other minor effects of actuarial experience in these geographical areas and financial, demographic and experience effects in other geographical areas.

In 2021, the aggregate impact of this heading amounted to a credit of €206 million driven by the variation in financial assumptions, gains of €171 million for the commitments in Mexico, and gains of €55 million for the commitments in Spain. These amounts are offset by other geographies and demographic and experience effects.
In 2020, the aggregate impact of this heading amounted to a debit of €191 million, driven mainly by the variation in interest rates and losses on commitments (€91 million in Mexico and €68 million in Spain) and, to a lesser extent, the updating of the mortality tables in Spain (€49 million losses). These amounts are partially offset by the effect in other geographies and experience.
25.1Defined benefit plans
Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2022, 2021 and 2020 is presented below:

Defined benefits (Millions of Euros)
	2022			2021			2020
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	6,547	2,988	3,560	7,348	3,092	4,256	8,116	3,493	4,622
Current service cost	45	—	45	53	—	53	53	—	53
Interest income/expense	333	267	65	253	220	33	261	219	42
Contributions by plan participants	10	10	—	5	5	—	4	4	—
Employer contributions	—	67	(67)	—	4	(4)	—	124	(124)
Past service costs (1)	34	—	34	75	—	75	219	—	219
Remeasurements:	(741)	(240)	(501)	(406)	(184)	(223)	364	176	187
Return on plan assets (2)	—	(240)	240	—	(184)	184	—	176	(176)
From changes in demographic assumptions	(29)	—	(29)	(121)	—	(121)	57	—	57
From changes in financial assumptions	(812)	—	(812)	(259)	—	(259)	276	—	276
Other actuarial gains and losses	100	—	100	(27)	—	(27)	30	—	30
Benefit payments	(676)	(184)	(492)	(765)	(158)	(608)	(839)	(185)	(654)
Settlement payments	(4)	(4)	—	(1)	(1)	—	—	—	—
Business combinations and disposals (3)	—	—	—	(2)	1	(3)	(371)	(327)	(44)
Effect on changes in foreign exchange rates	161	180	(20)	(24)	8	(32)	(459)	(409)	(50)
Conversions to defined contributions	—	—	—	—	—	—	—	—	—
Other effects	7	—	7	13	—	13	1	(3)	4
Balance at the end	5,715	3,084	2,631	6,547	2,988	3,560	7,348	3,092	4,256
Of which: Spain	2,546	147	2,399	3,670	206	3,464	4,288	249	4,039
Of which: Mexico	2,426	2,329	97	2,150	2,149	1	2,219	2,122	97
Of which: The United States	—	—	—	—	—	—	—	—	—
Of which: Turkey	418	315	103	272	209	63	367	282	85
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".
(3) The amount in 2020 in mainly due to the companies in the United States included in the USA Sale (see Notes 3 and 21).
The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the consolidated balance sheet as of December 31, 2022 includes €201 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).
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

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2022, 2021 and 2020:

Actuarial assumptions (%)
	2022			2021			2020
	Spain	Mexico	Turkey	Spain	Mexico	Turkey	Spain	Mexico	Turkey
Discount rate	3.91%	10.68%	17.79%	0.74%	9.68%	19.10%	0.53%	8.37%	13.00%
Rate of salary increase	—	4.50%	15.86%	—	4.00%	16.60%	—	4.00%	11.20%
Rate of pension increase	—	4.41%	14.36%	—	2.95%	15.10%	—	1.94%	9.70%
Medical cost trend rate	—	8.04%	18.56%	—	7.00%	19.30%	—	7.00%	13.90%
Mortality tables	PER 2020	EMSSA09	TUIK 2019	PER 2020	EMSSA09	CSO2001	PER 2020	EMSSA09	CSO2001
In Spain, the discount rate shown as of December 31, 2022, corresponds to the weighted average rate, the actual discount rates used are 3.75% and 4% depending on the type of commitment.
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
Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2022		2021		2020
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(321)	350	(282)	307	(354)	390
Rate of salary increase	50	1	(1)	2	(2)	4	(4)
Rate of pension increase	50	32	(39)	28	(26)	29	(27)
Medical cost trend rate	50	119	(106)	109	(98)	145	(129)
Change in obligation from each additional year of longevity		113	—	170	—	211	—
The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.
In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. Additionally, this heading included a fund related to the collective layoff procedure that was carried out in Banco Bilbao Vizcaya Argentaria, S.A. in 2021. As of December 31, 2022, 2021 and 2020, the actuarial liabilities for the outstanding awards amounted to €466 million, €632 million and €49 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the consolidated balance sheet (see Note 24).
25.1.1Post-employment commitments and similar obligations
These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.
In 2021 and 2020 the Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 432 and 781 employees during 2021 and 2020, respectively (0 employees in 2022). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2022, 2021 and 2020, the value of these commitments amounted to €606 million, €952 million and €1,247 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2022 was as follows:

Post-employment commitments 2022 (Millions of Euros)
	Spain	Mexico	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	3,670	779	272	449
Current service cost	4	7	13	3
Interest income or expense	53	84	42	10
Contributions by plan participants	—	—	8	1
Employer contributions	—	—	—	—
Past service costs (1)	—	1	2	3
Remeasurements:	(677)	107	166	(122)
Return on plan assets (2)	—	—	—	—
From changes in demographic assumptions	—	—	(37)	8
From changes in financial assumptions	(643)	73	82	(132)
Other actuarial gains and losses	(34)	34	122	2
Benefit payments	(511)	(77)	(15)	(13)
Settlement payments	—	(1)	—	(3)
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	85	(70)	(9)
Conversions to defined contributions	—	—	—	—
Other effects	7	—	—	—
Balance at the end	2,546	985	418	318
Of which: Vested benefit obligation relating to current employees	2,491
Of which: Vested benefit obligation relating to retired employees	55

Plan Assets
Balance at the beginning	206	655	209	424
Current service cost	—	—	—	—
Interest income or expense	2	69	33	6
Contributions by plan participants	—	—	8	1
Employer contributions	—	41	22	3
Past service costs (1)	—	—	—	—
Remeasurements:	(34)	(45)	104	(121)
Return on plan assets (2)	(34)	(45)	104	(121)
From changes in demographic assumptions	—	—	—	—
From changes in financial assumptions	—	—	—	—
Other actuarial gains and losses	—	—	—	—
Benefit payments	(27)	(77)	(9)	(12)
Settlement payments	—	(1)	—	(3)
Business combinations and disposals	—	139	—	—
Effect on changes in foreign exchange rates	—	72	(52)	(6)
Conversions to defined contributions	—	—	—	—
Other effects	—	—	—	—
Balance at the end	147	853	315	293

Net liability (asset)
Balance at the beginning	3,464	124	63	24
Current service cost	4	7	13	3
Interest income or expense	51	14	10	4
Contributions by plan participants	—	—	—	—
Employer contributions	—	(41)	(22)	(3)
Past service costs (1)	—	1	2	3
Remeasurements:	(643)	152	62	(1)
Return on plan assets (2)	34	45	(104)	121
From changes in demographic assumptions	—	—	(37)	8
From changes in financial assumptions	(643)	73	82	(132)
Other actuarial gains and losses	(34)	34	122	2
Benefit payments	(484)	—	(6)	(1)
Settlement payments	—	—	—	—
Business combinations and disposals	—	(139)	—	—
Effect on changes in foreign exchange rates	—	13	(18)	(3)
Conversions to defined contributions	—	—	—	—
Other effects	7	—	—	—
Balance at the end	2,399	132	103	25
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended December 31, 2021 and 2020 was as follows:

Post-employment commitments (Millions of Euros)
	2021: Net liability (assets)				2020: Net liability (assets)
	Spain	Mexico	Turkey	Rest of the world	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	4,039	28	85	27	4,326	72	52	86	38
Current service cost	5	5	16	3	5	5	1	18	3
Interest income or expense	20	1	9	1	28	6	2	8	1
Contributions by plan participants	—	—	—	—	—	—	—	—	—
Employer contributions	11	(2)	(11)	(1)	—	(86)	—	(14)	(1)
Past service costs (1)	75	—	2	2	224	(1)	—	2	3
Remeasurements:	(98)	128	10	(5)	95	62	(4)	18	(14)
Return on plan assets (2)	8	49	(11)	19	(41)	(31)	(35)	23	(26)
From changes in demographic assumptions	—	(4)	—	(2)	60	—	(3)	—	—
From changes in financial assumptions	(61)	84	(18)	(7)	79	(19)	34	54	17
Other actuarial gains and losses	(45)	(2)	39	(15)	(3)	112	—	(59)	(5)
Benefit payments	(599)	(1)	(6)	(1)	(643)	(1)	(2)	(6)	(1)
Settlement payments	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	(40)	—	(2)	—	(19)	(44)	—	—
Effect on changes in foreign exchange rates	—	5	(43)	1	—	(10)	(5)	(26)	(4)
Conversions to defined contributions	—	—	—	—	—	—	—	—	—
Other effects	12	—	—	—	3	—	—	—	—
Balance at the end	3,464	124	63	24	4,039	28	—	85	27
(1) Includes gains and losses from settlements.
(2) Excludes interest which is reflected in the line item “Interest income and expense”.
In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.
In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other post-employment defined benefit obligations" of the consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2022 the value of these separate assets was €1,656 million (€2,326 and €2,572 million as of December 31, 2021 and 2020, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.
On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2022, 2021 and 2020, the value of the aforementioned insurance policies (€147, €206 and €249 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the consolidated balance sheet.
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
The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €292 million as of December 31, 2022 pending future transfer to the Social Security system. Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2Medical benefit commitments
The change in defined benefit obligations and plan assets during the years 2022, 2021 and 2020 was as follows:

Medical benefits commitments (Millions of Euros)
	2022			2021			2020
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,377	1,494	(116)	1,562	1,484	77	1,580	1,532	48
Current service cost	19	—	19	24	—	24	21	—	21
Interest income or expense	144	157	(14)	131	129	2	117	120	(3)
Contributions by plan participants	—	—	—	—	—	—	—	—	—
Employer contributions	—	—	—	—	1	(1)	—	22	(22)
Past service costs (1)	28	—	28	(5)	—	(5)	(8)	—	(8)
Remeasurements:	(215)	(144)	(71)	(377)	(119)	(257)	95	66	30
Return on plan assets (2)	—	(144)	144	—	(119)	119	—	66	(66)
From changes in demographic assumptions	—	—	—	(115)	—	(115)	—	—	—
From changes in financial assumptions	(191)	—	(191)	(257)	—	(257)	110	—	110
Other actuarial gain and losses	(23)	—	(23)	(4)	—	(4)	(15)	—	(15)
Benefit payments	(60)	(60)	—	(49)	(48)	—	(37)	(37)	—
Settlement payments	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	(139)	139	—	(39)	39	—	(19)	19
Effect on changes in foreign exchange rates	155	167	(11)	90	86	4	(207)	(201)	(6)
Other effects	—	—	—	—	—	—	—	—	—
Balance at the end	1,448	1,476	(28)	1,377	1,494	(116)	1,562	1,484	77
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
25.1.3Estimated benefit payments
As of December 31, 2022, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2023	2024	2025	2026	2027	2028 - 2032
Commitments in Spain	522	384	326	279	242	794
Commitments in Mexico	159	171	180	189	198	1,148
Commitments in Turkey	19	16	20	24	31	265
Total	700	571	526	493	471	2,208
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
The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2022, 2021 and 2020:

Plan assets breakdown (Millions of Euros)
	2022	2021	2020
Cash or cash equivalents	169	24	38
Debt securities (government bonds)	2,270	2,394	2,707
Mutual funds	—	1	1
Asset-backed securities	—	—	—
Structured debt	—	—	—
Insurance contracts	183	148	140
Total	2,622	2,566	2,887
Of which: Bank account in BBVA	7	3	4
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.
The following table provides details of investments in listed securities (Level 1) as of December 31, 2022, 2021 and 2020:

Investments in listed markets (Millions of Euros)
	2022	2021	2020
Cash or cash equivalents	169	24	38
Debt securities (Government bonds)	2,270	2,394	2,707
Mutual funds	—	1	1
Total	2,439	2,418	2,747
Of which: Bank account in BBVA	7	3	4
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
The remainder of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2022, almost all of the assets related to employee commitments corresponded to fixed income securities.
25.2Defined contribution plans
Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.
Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding year. No liability is therefore recognized in the consolidated balance sheet (see Note 44.1).
26.Common stock
As of December 31, 2022 BBVA’s share capital amounted to €2,954,757,116.36 divided into 6,030,116,564 shares, while as of each of December 31, 2021 and 2020 BBVA’s share capital amounted to €3,267,264,424.20 divided into 6,667,886,580 shares. The decrease was the result of the partial executions of the share capital reduction resolution adopted by the Ordinary General Shareholders' Meeting of BBVA held on March 18, 2022, under item seven of its agenda, which were notified by means of Other Relevant Information on June 15, 2022 and on September 30, 2022 (see Note 4).
As of December 31, 2022, 2021 and 2020, the shares were fully subscribed and paid-up registered, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange under the ticker “BBVA”.
Additionally, as of December 31, 2022, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.
As of December 31, 2022, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 14.88%, 2.12%, and 6.84% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.
On February 24, 2023, BlackRock, Inc. reported to the SEC that it beneficially owned 7.4% of BBVA’s common stock.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. Furthermore, BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known to BBVA that could give rise to changes in the control of the Bank.
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
BBVA's Annual General Shareholders' Meeting held on March 18, 2022 resolved, under agenda item four, to confer authority on the Board of Directors of BBVA to increase BBVA's share capital, on one or several occasions, within the legal term of five years to be counted as from the date on which this resolution was adopted, up to the maximum amount corresponding to 50% of BBVA's share capital at the time of this authorization. Likewise, the Annual General Shareholders' Meeting resolved to confer on the Board of Directors authority to totally or partially exclude shareholders' pre-emptive subscription rights within the framework of a specific issue of shares that may be made thereunder.
However, the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of any share capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of this authority and those that may be resolved or carried out to cover the conversion of convertible issuances that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority delegated to issue securities convertible into new BBVA shares (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCos)) as resolved by BBVA's Annual General Shareholders' Meeting held on March 18, 2022 under agenda item five (without prejudice to anti-dilution adjustments), may not exceed the nominal maximum overall amount of 10% of BBVA's share capital at the time of this authorization. This authority repealed the authority conferred by the Annual General Meeting of Shareholders held on March 17, 2017 under its agenda item four, which BBVA did not use.
As of the date of this document, the Bank has not exercised the authority conferred by the General Shareholders' Meeting.
Capital Decrease
BBVA's Annual General Shareholders' Meeting held on March 18, 2022 resolved, under agenda item seven, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA, both those acquired by virtue of the authorization granted by the BBVA General Shareholders' Meeting held on March 16, 2018 under item three of the agenda, and those that may be acquired by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption. The implementation period of this resolution will end on the date of the next Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on April 20, 2021 under agenda item six, which BBVA did not use.
Within the framework of the share buyback program (see Note 4), BBVA has executed the following share capital reductions during the financial year 2022:

–On June 15, 2022, BBVA notified the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on 18 March 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Tranche of the share buyback program Scheme and which were held as treasury shares.
–On September 30, 2022, BBVA notified through Other Relevant Information an additional partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on 18 March 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the Second Tranche of the share buyback program Scheme and which were held as treasury shares.
Convertible and/or exchangeable securities:
Note 22.4 introduces the details of the convertible and/or exchangeable securities.
27.Share premium
As of December 31, 2022, the balance under this heading in the consolidated balance sheets was €20,856 million. As of December 31, 2021 and 2020, the balance under this heading was €23,599 and €23,992 million, respectively (see Note 4).
The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).
28.Retained earnings, revaluation reserves and other reserves
28.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of Euros)
	2022	2021	2020
Legal reserve	591	653	653
Restricted reserve	482	761	120
Voluntary reserves (1)	3,906	3,994	8,117
Total reserves holding company	4,979	5,409	8,890
Consolidation reserves attributed to the Bank and subsidiary consolidated companies	29,902	24,575	21,454
Total	34,881	29,984	30,344
(1) The variation in 2021 is mainly due to the allocation of earnings of BBVA, S.A. and the share buyback program (see Note 4).
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
28.3Restricted reserves
As of December 31, 2022, 2021 and 2020, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2022	2021	2020
Restricted reserve for retired capital (1)	400	88	88
Restricted reserve for Parent Company shares and loans for those shares (2)	80	672	30
Restricted reserve for redenomination of capital in euros	2	2	2
Total	482	761	120
(1) The change in 2022 is a consequence of the partial executions of the capital reduction resolution adopted by BBVA's General Shareholders' Meeting held on March 18, 2022 (see Note 26).
(2) The balance of 2021 is mainly due to the share buyback program (see Note 4).
Until 2021, the restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000. In 2022, this account includes the reserve corresponding to the share capital reductions carried out in 2022.

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
28.4Retained earnings, Revaluation reserves and Other reserves by entity
The breakdown, by company or corporate group, under the headings “Retained earnings”, “Revaluation reserves” and “other reserves” in the consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by company or corporate group (Millions of Euros)
	2022	2021	2020
Retained earnings (losses), revaluation reserves and other reserves
Holding Company	14,003	12,467	15,014
BBVA Mexico Group	13,839	13,894	12,890
Garanti BBVA Group	5,710	3,043	2,509
BBVA Provincial Group	1,720	1,721	1,731
BBVA Argentina Group	1,456	1,423	1,302
BBVA Colombia Group	1,510	1,393	1,287
BBVA Peru Group	1,065	1,031	984
Corporación General Financiera, S.A.	338	322	920
Forum Servicios Financieros S.A.	632	604	619
Sociedades inmobiliarias CX	263	277	251
BBV America, S.L.	299	270	262
BBVA Seguros, S.A.	284	239	(35)
Pecri Inversión, S.L.	119	118	114
BBVA Uruguay Group	118	106	87
Bilbao Vizcaya Holding, S.A.	144	68	77
Compañía de Cartera de Inversiones, S.A.	65	42	59
Gran Jorge Juan, S.A.	61	57	42
BBVA USA Group	—	—	(1,098)
Anida Grupo Inmobiliario	(525)	(556)	(594)
Sociedades inmobiliarias Unnim	(647)	(655)	(617)
Anida Operaciones Singulares, S.A.	(5,529)	(5,512)	(5,409)
Other	177	(121)	112
Subtotal (1)	35,102	30,231	30,508
Other reserves or accumulated losses of investments in joint ventures and associates
Atom Holdco Limited	(169)	(158)	(91)
Metrovacesa, S.A.	(84)	(84)	(84)
Other	32	(5)	11
Subtotal	(221)	(247)	(164)
Total	34,881	29,984	30,344
(1) In 2021 includes the accounting for shares pending from buyback program (see Note 4) and the reclassification of items not subject to reclassification to income statement to by results for "Actuarial gains (losses) in defined benefit pension plans".
For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.Treasury shares
In the years ended December 31, 2022, 2021 and 2020 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of Euros)
	2022		2021		2020
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	127,633,399	647	14,352,832	46	12,617,189	62
+ Purchases	598,457,024	2,966	203,530,570	1,022	234,691,887	807
- Sales and other changes	(720,605,009)	(3,583)	(90,250,003)	(417)	(232,956,244)	(830)
+/- Derivatives on BBVA shares	—	—	—	(4)	—	7
+/- Other changes	—	—	—	—	—	—
Balance at the end	5,485,414	29	127,633,399	647	14,352,832	46
Of which:
Held by BBVA, S.A.	—	3	112,733,730	574	592,832	9
Held by Corporación General Financiera, S.A.	5,454,516	26	14,899,669	72	13,760,000	37
Held by other subsidiaries	30,898	—	—	—	—	—
Average purchase price in Euros	4.96	—	5.02	—	3.44	—
Average selling price in Euros	4.99	—	4.89	—	3.63	—
Net gains or losses on transactions (Shareholders' funds-Reserves)		9		17		—
In 2022 and 2021 there were transactions included in the share buyback program (see Note 4).
The percentages of treasury shares held by the Group in the years ended December 31, 2022, 2021 and 2020 are as follows:

Treasury Share
	2022			2021			2020
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury share	0.078%	7.492%	0.094%	0.108%	1.922%	1.914%	0.008%	0.464%	0.215%
The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2022, 2021 and 2020 is as follows:

Shares of BBVA accepted in pledge
	2022	2021	2020
Number of shares in pledge	23,437,363	29,372,853	39,407,590
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.39%	0.44%	0.59%
The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2022, 2021 and 2020 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2022	2021	2020
Number of shares owned by third parties	18,686,027	17,645,506	18,266,509
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.31%	0.26%	0.27%

30.Accumulated other comprehensive income (loss)
The breakdown of the balance under this heading in the consolidated balance sheets is as follows

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	2022	2021	2020
Items that will not be reclassified to profit or loss		(1,881)	(2,075)	(2,815)
Actuarial gains (losses) on defined benefit pension plans		(760)	(998)	(1,474)
Non-current assets and disposal groups classified as held for sale		—	—	(65)
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(1,194)	(1,079)	(1,256)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		72	2	(21)
Items that may be reclassified to profit or loss		(15,550)	(14,401)	(11,541)
Hedge of net investments in foreign operations (effective portion)		(1,408)	(146)	(62)
Mexican peso		(1,751)	(681)	(362)
Turkish lira		358	555	317
Other exchanges		(15)	(19)	(18)
Foreign currency translation		(13,103)	(14,988)	(14,185)
Mexican peso		(2,813)	(4,503)	(5,220)
Turkish lira		(6,601)	(6,607)	(4,960)
Argentine peso		(869)	(1,024)	(1,247)
Venezuela Bolívar		(1,850)	(1,858)	(1,860)
Other exchanges		(971)	(995)	(898)
Hedging derivatives. Cash flow hedges (effective portion)		(458)	(533)	10
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	(562)	1,274	2,069
Non-current assets and disposal groups classified as held for sale (1)		—	—	644
Share of other recognized income and expense of investments in joint ventures and associates		(18)	(9)	(17)
Total		(17,432)	(16,476)	(14,356)
(1) Corresponds mainly to BBVA USA in 2020 (see Notes 3 and 21).
The balances recognized under these headings are presented net of tax.
The main changes in 2022 are explained by the depreciation against the euro of some of the currencies of the main geographies where the Group operates against the euro such as the Argentine peso (38.3%), the Turkish lira (23.7%) and the Colombian peso (12.1%), partially offset by the appreciation against the euro of the Mexican peso (11.0%) and Peruvian sol (11.0%), and the application of IAS 29 in Turkey (see Note 2.2.19) and the recognition under "Foreign currency translation" of the 36.12% acquired from minority interests (see Note 3).
31.Non-controlling interest
The breakdown by groups of consolidated entities under the heading “Minority interests (non-controlling interest)” of total equity in the consolidated balance sheets is as follows:

Non-controlling interests. Breakdown by subgroups (Millions of Euros)
	2022	2021	2020
Garanti BBVA (1)	1,180	2,851	3,692
BBVA Peru	1,469	1,212	1,171
BBVA Argentina	687	557	416
BBVA Colombia	73	76	70
BBVA Venezuela	95	70	65
Other entities	119	87	56
Total	3,624	4,853	5,471
(1) The change corresponds mainly to the voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş. completed on May 18, 2022 (see Note 3).

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the consolidated income statements:

Profit attributable to non-controlling interests. Breakdown by subgroups (Millions of Euros)
	2022	2021	2020
Garanti BBVA (1)	29	758	579
BBVA Peru	236	143	126
BBVA Argentina	83	26	38
BBVA Colombia	5	9	6
BBVA Venezuela	22	3	2
Other entities	32	25	5
Total	407	965	756
(1) The change corresponds mainly to the IAS 29 implementation and the voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş. completed on May 18, 2022 (see Notes 2.2.19 and 3).
Dividends distributed to non-controlling interest of the Group during the year 2022 are: BBVA Banco Continental Group €109 million, BBVA Garanti Group €49 million and other Group entities €27 million.
32.Capital base and capital management
32.1Capital base
As of December 31, 2022, 2021 and 2020, own funds is calculated in accordance to the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.
Regarding the minimum capital requirements, the ECB informed the Group that the Pillar 2 requirement would remain at 1.5% (of which at least 0.84% must be CET1) since March 1, 2022. Therefore, BBVA should maintain a CET1 capital ratio of 8.60% and a total capital ratio of 12.76% at a consolidated level, which once updated taking into account the countercyclical buffer as of December 31, 2022, are 8.63% and 12.79%, respectively.
In addition, after the latest SREP (Supervisory Review and Evaluation Process) decision, applicable as from January 1, 2023, the ECB has informed the Group that it must maintain a total capital ratio of 13.00% and a CET1 capital ratio of 8.75% at the consolidated level, which include the consolidated Pillar 2 requirement of 1.71% (at least 0.96% must be CET1), of which 0.21% (0.12% must be CET1) is determined on the basis of the ECB's prudential provisioning expectation which, as of January 1, 2023, will no longer be treated as a deduction from CET1, with a 19 basis points positive effect on fully-loaded CET1 ratio as of December 31, 2022.
The BBVA Group has set the objective of maintaining a CET1 ratio at a consolidated level between 11.5% and 12.0%, increasing the target distance to the minimum requirement (8.63% until December 31, 2022 and 8.75% since January 1, 2023) at 287 and 337 basis points (275 and 325 basis points since January 1, 2023). At closing of the financial year 2022, CET1 ratio was above this target management range.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2022, 2021 and 2020 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2022	2021	2020
Capital	26	2,955	3,267	3,267
Share premium	27	20,856	23,599	23,992
Retained earnings, revaluation reserves and other reserves	28	34,881	29,984	30,344
Other equity instruments, net		63	60	42
Treasury shares	29	(29)	(647)	(46)
Profit (loss) attributable to the parent company	5	6,420	4,653	1,305
Interim dividend		(722)	(532)	—
Total equity		64,422	60,384	58,904
Accumulated other comprehensive income (loss)	30	(17,432)	(16,476)	(14,356)
Non-controlling interest	31	3,624	4,853	5,471
Shareholders' equity		50,615	48,760	50,020
Goodwill and other intangible assets		(1,395)	(1,484)	(3,775)
Deductions		(1,722)	(1,484)	(3,775)
Differences from solvency and accounting perimeter		(123)	(130)	(186)
Equity not eligible at solvency level		(123)	(130)	(186)
Other adjustments and deductions (1)		(6,032)	(7,197)	(3,128)
Common Equity Tier 1 (CET 1)		42,738	39,949	42,931
Additional Tier 1 before Regulatory Adjustments		5,193	5,737	6,666
Total Regulatory Adjustments to Additional Tier 1		—	—	—
Tier 1		47,931	45,686	49,597
Tier 2		5,930	7,383	8,548

Total Capital (Total Capital=Tier 1 + Tier 2)		53,861	53,069	58,145
Total Minimum equity required		43,111	39,275	45,042
(1) Other adjustments and deductions includes, among others, the adjustment of non-eligible minority interests, the amount of repurchase of own shares up to the maximum limit authorized by the ECB for the BBVA Group in 2021 (see Note 4) and the amount of shareholders remuneration pending to be distributed.

The Group’s eligible own funds and risk-weighted assets (RWAs) in accordance with the aforementioned applicable regulation as of December 31, 2022, 2021 and 2020 are shown below:

Amount of capital CC1 (Millions of Euros)
	2022	2021	2020
Capital and share premium	23,810	26,866	27,259
Retained earnings and equity instruments	31,436	30,745	29,974
Other accumulated income and other reserves	(13,952)	(17,200)	(14,023)
Minority interests	1,853	2,800	3,656
Net interim attributable profit	3,814	2,573	860
Common Equity Tier I (CET1) before other regulatory adjustments	46,962	45,784	47,726
Goodwill and intangible assets	(1,395)	(1,484)	(3,455)
Direct, indirect and synthetic holdings in own Common Equity Tier I instruments (1)	(356)	(2,800)	(366)
Deferred tax assets	(1,057)	(1,009)	(1,478)
Other deductions and filters	(1,416)	(542)	504
Total common equity Tier 1 regulatory adjustments	(4,223)	(5,835)	(4,795)
Common equity TIER 1 (CET1)	42,738	39,949	42,931
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	4,875	5,265	6,130
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	318	472	536
Additional Tier 1 (CET 1) before regulatory adjustments	5,193	5,737	6,666
Transitional CET 1 adjustments	—	—	—
Total regulatory adjustments to additional Tier 1	—	—	—
Additional Tier 1 (AT1)	5,193	5,737	6,666
Tier 1 (Common equity TIER 1+ additional TIER 1)	47,931	45,686	49,597
Capital instruments and share premium accounted as Tier 2	3,510	4,324	4,540
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	2,310	2,516	3,410
Credit risk adjustments	213	722	604
Tier 2 before regulatory adjustments	6,033	7,562	8,554
Tier 2 regulatory adjustments	(103)	(179)	(6)
Tier 2	5,930	7,383	8,547
Total capital (Total capital=Tier 1 + Tier 2)	53,861	53,069	58,145
Total RWA	337,066	307,795	353,273
CET 1 (phased-in)	12.68%	12.98%	12.15%
Tier 1 (phased-in)	14.22%	14.84%	14.04%
Total capital (phased-in)	15.98%	17.24%	16.46%
(1) With respect to 2021, it includes mainly the amount of shares pending to be acquired under the share buyback program based on the maximum limit authorized by the ECB for the BBVA Group as of December 31, 2021 (see Note 4).
As of December 31, 2022, the Common Equity Tier 1 (CET1) fully-loaded ratio stood at 12.61% which represented a reduction of -14 basis points with respect to 2021, with the CET1 phased-in ratio at 12.68%, which represented a reduction of -30 basis points with respect to 2021. The difference between the CET1 fully-loaded ratio and the CET1 phased-in ratio is mainly explained by the effect of the transitory adjustments for the treatment in the solvency ratios of the impacts of IFRS 9.
These ratios include the effect of the corporate transactions carried out during the year, with a combined impact of -38 basis points of CET1. These transactions are the agreement reached with Neon Payments Limited in the first quarter of 2022, the voluntary takeover bid for Garanti BBVA and the acquisition of 100% of Tree from Merlin in the second quarter of 2022 (see Notes 3 and 17). In addition, these ratios include the positive impact of the downward reversion of the estimated impact of the share buyback program recorded as of December 31, 2021, as well as the impact on equity of the effect of hyperinflation on results. Excluding these impacts during the year, BBVA recorded a profit which, net of shareholder remuneration and payments made in respect of BBVA’s contingent convertible bonds (CoCos), contributed by +106 basis points to the CET1 ratio and offset the increase in RWAs, the impact of changes in exchange rates and volatility as well as year-on-year regulatory differences.
Risk-weighted assets (RWAs) increased by approximately €30 billion, mainly as a result of the increase in the loan portfolio and the abovementioned year-on-year regulatory differences.
The additional Tier 1 capital ratio (AT1) stood at 1.54% (1.54% phased-in) at December 31, 2022, which included a reduction of €500 million due to the early redemption of a series of CoCos issued in 2017.
The Tier 2 ratio stood at 1.79%, which represents a reduction of -58 basis points compared to December 31, 2021, mainly explained by the RWA growth during the year as well as the reduction in the computability of provisions from internal credit models. The phased-in Tier 2 ratio stood at 1.76%. The difference with the fully-loaded Tier 2 ratio relates mainly to the transitional treatment of certain subordinated issuances.

As result of the above, the total capital ratio stood at 15.94% as of December 31, 2022, and the total phased-in ratio stood at 15.98%.
Regarding MREL (Minimum Requirement for Own Funds and Eligible Liabilities) requirements, on March 8, 2022, the Bank announced that it had received a communication from the Bank of Spain of its minimum level of own funds and eligible liabilities requirement (MREL), as determined by the Single Resolution Board (SRB), repealing and superseding the previous MREL requirement communicated in May 2021.
In accordance with this new MREL communication, BBVA has to reach, by January 1, 2022, a volume of own funds and eligible liabilities equal to 21.46% of the total RWAs of its resolution group (the "MREL in RWAs"), of which 13.5% of the total RWAs of BBVA’s resolution group has to be fulfilled with subordinated instruments (the "MREL in RWAs subordination requirement"). The MREL in RWAs and the MREL in RWAs subordination requirement do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, is currently 3.26% (setting the MREL in RWAs including the combined capital buffer requirement at 24.72% and the MREL in RWAs subordination requirement including the combined capital buffer requirement at 16.76%).
As of December 31, 2022 BBVA met the MREL in RWAs requirement, being this ratio 26.45%. Finally, as of December 31, 2022, the MREL in Leverage Ratio (LR) is 11.14% and the subordination ratios in terms of RWA and in terms of LR were 21.74% and 9.16%, respectively.
32.2Leverage ratio
The leverage ratio (LR) is a regulatory measure complementing capital designed to promote the financial strength of institutions in terms of indebtedness. This measurement can be used to estimate the percentage of the assets and off-balance sheet arrangements financed with Tier 1 capital, being the carrying amount of the assets used in this ratio adjusted to reflect the Group’s current or potential leverage of a given balance-sheet position (Leverage ratio exposure).
Breakdown of leverage ratio as of December 31, 2022, 2021 and 2020, calculated according to CCR, is as follows:

Leverage ratio
	2022	2021	2020
Tier 1 (millions of Euros) (a)	47,931	45,686	49,597
Exposure to leverage ratio (millions of Euros) (b)	737,990	671,789	741,095
Leverage ratio (a)/(b) (percentage)	6.49%	6.80%	6.69%
Finally, as of December 31, 2022, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 6.5%. Since March 2022, certain exposures to central banks are no longer excluded from the leverage ratio exposure in accordance with Regulation (EU) 2019/876 ("CRR-Quick fix").
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
Capital must be allocated optimally in order to meet the need to preserve the solvency of BBVA and the Group at all times. Together with the Group's solvency risk profile included in the Risk Appetite Framework (RAF), this optimal allocation serves as a guide for the Group's capital management and seeks a capital position that makes it possible to:
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
–An internal regulatory body, which is duly updated, including with respect to the regulations and procedures that support adequate capital management.
33.Commitments and guarantees given
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2022	2021	2020
Loan commitments given	7.2.2	136,920	119,618	132,584
Of which: impaired		177	171	265
Central banks		—	—	—
General governments		3,031	3,483	2,919
Credit institutions		15,407	16,085	11,426
Other financial corporations		5,895	4,583	5,862
Non-financial corporations		68,120	59,475	71,011
Households		44,467	35,991	41,366
Financial guarantees given	7.2.2	16,511	11,720	10,665
Of which: impaired (1)		281	245	290
Central banks		—	—	1
General governments		96	162	132
Credit institutions		475	312	339
Other financial corporations		1,263	1,026	587
Non-financial corporations		14,541	10,039	9,376
Households		135	181	231
Other commitments given	7.2.2	39,137	34,604	36,190
Of which: impaired (1)		689	541	477
Central banks		—	2	124
General governments		215	212	199
Credit institutions		4,134	4,266	5,285
Other financial corporations		1,758	1,753	2,902
Non-financial corporations		32,858	28,224	27,496
Households		171	147	182
Total	7.2.2	192,568	165,941	179,440
(1) In December 2020, it includes the balance of the Group's businesses in the United States included in the USA Sale (see Notes, 3 and 21). Non-performing financial guarantees given amounted to €970, €786, and €767 million, respectively, as of December 31, 2022, 2021 and 2020.
As of December 31, 2022 and 2021, the provisions for loan commitments, financial guarantees and other commitments given, recorded in the consolidated balance sheet amounted to €243, €175 and €353; and €272 million, €164 million and €256 million, respectively (see Note 24).

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
In the years 2022, 2021 and 2020, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed,
34.Other contingent assets and liabilities
As of December 31, 2022, 2021 and 2020 there were no material contingent assets or liabilities other than those disclosed in the Notes to the consolidated financial statements.
35.Purchase and sale commitments and future payment obligations
The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.
Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.
36.Transactions on behalf of third parties
The details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2022	2021	2020
Financial instruments entrusted to BBVA by third parties	352,139	356,985	357,022
Conditional bills and other securities received for collection	11,738	10,795	10,459
Securities lending	3,223	2,605	5,285
Total	367,100	370,385	372,766
37.Net interest income
37.1Interest and other income
The breakdown of the interest and other income recognized in the consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2022	2021	2020
Financial assets held for trading	2,079	1,084	1,189
Financial assets at fair value through other comprehensive income	3,110	1,880	1,392
Financial assets at amortized cost	25,258	18,364	18,357
Insurance activity	1,309	1,084	1,021
Adjustments of income as a result of hedging transactions	(825)	(84)	(112)
Other income (1)	501	686	542
Total	31,432	23,015	22,389
(1) Includes, among others, the net interest income accrued from funds obtained through TLTRO III operations, which amounted to €177 million, €384 million and €211 million, as of December 31, 2022, 2021 and 2020, respectively (see Note 22.1).
The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2022, 2021 and 2020 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the “Consolidated statements of recognized income and expense”.

37.2Interest expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2022	2021	2020
Financial liabilities held for trading	1,140	1,339	742
Financial liabilities designated at fair value through profit or loss	58	52	61
Financial liabilities at amortized cost	9,985	6,130	6,346
Adjustments of expense as a result of hedging transactions	(232)	(360)	(413)
Insurance activity	919	773	721
Cost attributable to pension funds	76	52	57
Other expense	333	342	284
Total	12,279	8,329	7,797
38.Dividend income
The balances for this heading in the consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	2022	2021	2020
Non-trading financial assets mandatorily at fair value through profit or loss	15	64	15
Financial assets at fair value through other comprehensive income	108	112	122
Total	123	176	137
39.Share of profit or loss of entities accounted for using the equity method
Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a positive impact of €21 million as of December 31, 2022, compared with the positive impact of €1 million and the negative impact of €39 million recorded as of December 31, 2021 and 2020, respectively.
40.Fee and commission income and expense
The breakdown of the balance under these headings in the consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	2022	2021	2020
Bills receivables	26	23	27
Demand accounts	424	425	322
Credit and debit cards and POS	3,499	2,628	2,089
Checks	162	136	136
Transfers and other payment orders	812	664	555
Insurance product commissions	261	215	159
Loan commitments given	259	234	185
Other commitments and financial guarantees given	420	364	349
Asset management	1,228	1,250	1,100
Securities fees	266	267	367
Custody securities	193	169	135
Other fees and commissions	711	622	556
Total	8,261	6,997	5,980

The breakdown of fee and commission expense under these heading in the consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	2022	2021	2020
Demand accounts	5	5	5
Credit and debit cards	1,884	1,427	1,130
Transfers and other payment orders	133	120	97
Commissions for selling insurance	70	51	54
Custody securities	92	55	52
Other fees and commissions	723	574	519
Total	2,907	2,232	1,857
41.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under this heading, by source of the related items, in the consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	2022	2021	2020
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	64	134	139
Financial assets at amortized cost	8	27	106
Other financial assets and liabilities	56	106	33
Gains (losses) on financial assets and liabilities held for trading, net	562	341	777
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	562	341	777
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(67)	432	208
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	(67)	432	208
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150	335	56
Gains (losses) from hedge accounting, net	(45)	(214)	7
Subtotal gains (losses) on financial assets and liabilities	663	1,027	1,187
Exchange differences, net	1,275	883	359
Total	1,938	1,910	1,546
The breakdown of the balance (excluding exchange rate differences) under this heading in the income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	2022	2021	2020
Debt instruments	(2,266)	158	848
Equity instruments	(1,099)	2,059	(28)
Trading derivatives and hedge accounting	1,361	(1,866)	277
Loans and advances to customers	(241)	100	128
Customer deposits	274	55	(79)
Other	2,635	522	42
Total	663	1,027	1,187

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2022	2021	2020
Derivatives
Interest rate agreements	522	73	269
Securities agreements	1,653	(1,500)	(36)
Commodity agreements	4	3	1
Credit derivative agreements	16	(255)	(89)
Foreign-exchange agreements	(658)	40	88
Other agreements	(131)	(12)	37
Subtotal	1,406	(1,651)	270
Hedging derivatives ineffectiveness		—
Fair value hedges	(51)	(235)	5
Hedging derivative	(229)	90	(151)
Hedged item	178	(325)	156
Cash flow hedges	6	21	2
Subtotal	(45)	(214)	7
Total	1,361	(1,866)	277
In addition, in the years ended December 31, 2022, 2021 and 2020, under the heading “Exchange differences, net" in the consolidated income statements negative amounts of €37 million, €41 million and €57 million, respectively, were recognized for transactions with foreign exchange trading derivatives.
42.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2022	2021	2020
Gains from sales of non-financial services	284	301	244
Other operating income	244	360	248
Total	528	661	492
The breakdown of the balance under the heading “Other operating expense” in the consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2022	2021	2020
Change in inventories	134	151	124
Contributions to guaranteed banks deposits funds	997	829	800
Hyperinflation adjustment (1)	1,687	585	348
Other operating expense	620	475	390
Total	3,438	2,041	1,662
(1) See Note 2.2.19. It includes €832 million related to Turkey and €822 million related to Argentina.
43.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	2022	2021	2020
Income from insurance and reinsurance contracts	3,103	2,593	2,497
Expense from insurance and reinsurance contracts	(1,892)	(1,685)	(1,520)
Total	1,212	908	977

The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2022, 2021 and 2020:

Income by type of insurance product (Millions of Euros)
	2022	2021	2020
Life insurance	665	622	497
Individual	585	583	439
Group insurance	79	39	59
Non-Life insurance	547	286	480
Home insurance	—	—	91
Other non-life insurance products	547	286	389
Total	1,212	908	977
44.Administration costs
44.1Personnel expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2022	2021	2020
Wages and salaries		4,317	3,933	3,610
Social security costs		710	668	671
Defined contribution plan expense	25	87	71	72
Defined benefit plan expense	25	43	49	49
Other personnel expense		454	325	293
Total		5,612	5,046	4,695
44.1.1 Share-based employee remuneration
The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2022, 2021 and 2020, corresponding to the remuneration plans based on equity instruments in each year, amounted to €32 million, €33 million and €16 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity” in the consolidated balance sheets, net of tax effect.
The characteristics of the Group's remuneration plans based on equity instruments are described below.
Variable remuneration in shares
BBVA has a specific remuneration scheme applicable to those employees whose professional activities have a material impact on the risk profile of BBVA and/or its Group (hereinafter “Identified Staff”) involving the delivery of BBVA shares or instruments linked to BBVA shares, designed within the framework of applicable regulations to credit institutions and considering best practices and recommendations at the local and international levels in this matter.
In 2022, this remuneration scheme is reflected in the following remuneration policies:
–BBVA Group General Remuneration Policy, approved by the Board of Directors on June 30, 2021, that applies to employees and BBVA Senior Management (excluding BBVA executive directors) and at Group companies with respect to which BBVA exercises control over management. This policy includes the specific rules applicable to the members of the Identified Staff, including BBVA Senior Management.
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

–60% of the Annual Variable Remuneration will be vested and paid, if conditions are met, as a general rule, in the first four months of the financial year following that to which the Annual Variable Remuneration corresponds (the “Upfront Portion”). For executive directors, the rest of the members of the Senior Management and Identified Staff members with particularly high variable remuneration, the Upfront Portion will be 40% of the Annual Variable Remuneration. The remaining portion will be deferred in time (hereinafter the “Deferred Portion”) for a 5 year-period for executive directors and members of the Senior Management, and 4 years for the remaining members of the Identified Staff.
–50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, shall be established in BBVA shares or in instruments linked to BBVA shares. As regards executive directors and the rest of the members of Senior Management, 60% of the Deferred Portion shall be established in shares.
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
In this regard, the General Shareholders’ Meeting of BBVA held on March 18, 2022 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 9, 2022.
–Any type of remuneration, other than Annual Variable Remuneration, considered to be variable remuneration shall be subject to the rules regarding award, vesting and payment applicable in accordance with the type and nature of the remuneration component itself.
During 2022, in accordance with the applicable remuneration policies, the right to receive a total amount of 3,420,608 BBVA shares or instruments linked to BBVA shares corresponding mostly to the Upfront Portion of 2021 Annual Variable Remuneration and other variable components of remuneration, was accrued by the Identified Staff.
Additionally, according to the Remuneration Policy applicable in 2017, during 2022 a total amount of 106,072 BBVA shares corresponding to the second payment of the Deferred Portion of 2017 Annual Variable Remuneration of executive directors and the rest of the members of Senior Management were delivered.
Finally, according to the Remuneration Policy applicable in 2018, during 2022 a total amount of 3,739,044 BBVA shares were delivered to the Identified Staff corresponding to the first payment of the Deferred Portion of 2018 Annual Variable Remuneration of executive directors and the rest of the members of Senior Management and to the full Deferred Portion of the 2018 Annual Variable Remuneration of the rest of the Identified Staff.
Detailed information on the delivery of shares to executive directors and the rest of the members of Senior Management of BBVA who held this position as of December 31, 2022, is included in Note 54.
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

–In BBVA Brazil Banco de Investimento, both the cash amounts and share amounts of the deferred portion may be subject to update adjustments in cash.
According to this remuneration scheme, during financial year 2022 a total of 21,774 BBVA shares corresponding to the upfront portion of 2021 annual variable remuneration were delivered to these staff in Portugal and Brazil.
Additionally, during 2022 a total of 3,517 BBVA shares corresponding to the first third of the deferred portion of 2020 annual variable remuneration were delivered to these staff in Portugal and Brazil as well as a total of 425 euros as adjustments for updates (for shares delivered in Brazil), and a total of 4,422 BBVA shares corresponding to the second third of the deferred portion of 2019 annual variable remuneration and 1,203 euros as adjustments for updates (for shares delivered in Brazil), and a total of 5.083 BBVA shares corresponding to the last third of the deferred portion of 2018 annual variable remuneration and 2,195 euros as adjustments for updates (for shares delivered in Brazil).
44.2Other administrative expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	2022	2021	2020
Technology and systems	1,394	1,176	1,088
Communications	195	175	172
Advertising	282	207	186
Property, fixtures and materials	440	380	404
Taxes other than income tax	370	347	344
Surveillance and cash courier services	214	179	161
Other expense	925	786	749
Total	3,820	3,249	3,105
45.Depreciation and amortization
The breakdown of the balance under this heading in the consolidated income statements for the years ended December 31, 2022, 2021 and 2020 is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2022	2021	2020
Tangible assets	17	818	740	781
For own use		501	437	453
Right-of-use assets		312	299	324
Investment properties and other		5	3	3
Intangible assets	18.2	510	494	507
Total		1,328	1,234	1,288
46.Provisions or reversal of provisions
For the years ended December 31, 2022, 2021 and 2020, the net provisions recognized in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	2022	2021	2020
Pensions and other post-employment defined benefit obligations	25	(89)	61	210
Commitments and guarantees given		87	8	192
Pending legal issues and tax litigation		210	135	208
Other provisions (1)		84	814	136
Total		291	1,018	746
(1) In 2021, it includes a provision for the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Note 24).

47.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	2022	2021	2020
Financial assets at fair value through other comprehensive income - Debt securities		76	17	19
Financial assets at amortized cost (1)		3,303	3,017	5,160
Of which: recovery of written-off assets by cash collection	7.2.5	(390)	(423)	(339)
Total		3,379	3,034	5,179
(1) In 2020, the amount included the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic.
48.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a reversal of impairment of €42 million in the year ended 2022. This heading did not include any impairment or reversal of impairment in the year ended 2021, and included an impairment of €190 million for the year ended December 31, 2020 (see Note 16.3).
49.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	Notes	2022	2021	2020
Tangible assets (1)	17	(53)	161	125
Intangible assets		25	19	19
Others		55	41	9
Total		27	221	153
(1) In 2021, it includes the impairment due to the closing of rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 17 and 24).
50.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The main items included in the balance under this heading in the consolidated income statements are as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2022	2021	2020
Gains on sale of real estate		102	39	116
Impairment of non-current assets held for sale (1)	21	(221)	(97)	(103)
Gains (losses) on sale of investments classified as non-current assets held for sale (2)		11	10	431
Gains on sale of equity instruments classified as non-current assets held for sale		—	8	—
Total		(108)	(40)	444
(1) In 2022 it includes the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by the BBVA Group (see Note 17). In 2021, it included the impairment due to the closure of owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 21 and 24).
(2) The variation in year 2020 is mainly due to the transfer of half plus one share in BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3).

51.Consolidated statements of cash flows
The variation between 2022, 2021 and 2020 of the financial liabilities from financing activities is the following:

Liabilities from financing activities (Millions of Euros)
	Liabilities at amortized cost: Debt certificates			Of which: Issuances of subordinated liabilities (1)
	2022	2021	2020	2022	2021	2020

Balance at the beginning	55,763	61,780	63,963	14,794	17,248	17,675
Cash flows	(678)	(5,728)	3,003	(1,945)	(1,941)	(8)
Non-cash changes	344	(289)	(5,186)	(364)	(513)	(419)
Acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	(772)	—
Disposals by companies held for sale (2)	—	—	(3,160)	—	—	—
Foreign exchange movement	344	(289)	(2,026)	(364)	259	(419)
Fair value changes		—	—		—	—
Balance at the end	55,429	55,763	61,780	12,485	14,794	17,248
(1) There were €24, €14 and €12 million of subordinated deposits as of December 31, 2022, 2021 and 2020, respectively (see Note 22.4 and Appendix VI). In addition, there were coupon payments on subordinated liabilities for €313, €359 and €387 million in 2022, 2021 and 2020, respectively. The subordinated issuances of BBVA Paraguay and of the USA Sale perimeter as of December 31, 2020 were recorded in the heading "Liabilities included in disposal groups classified as held for sale" of the consolidated balance and amounted to €37 and €735 million, respectively.
(2) Includes mainly the balance of the USA Sale perimeter (see Notes 3 and 21).
52.Accountant fees and services
The details of the fees for the services contracted by entities of the BBVA Group for the year ended December 31, 2022, with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (1) (Millions of Euros)
2022
Audits of the companies audited by firms belonging to the EY worldwide organization and other reports related with the audit (2)	24.8
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the EY worldwide organization	1.0
Fees for audits conducted by other firms	0.1
(1) Regardless of the billed year.
(2) Including fees pertaining to annual legal audits (€21.8 million as of December 31, 2022).
In the year ended December 31, 2022, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of Euros)
2022
Firms belonging to the EY worldwide organization	0.1
This total of contracted services includes the detail of the services provided by Ernst & Young, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (1) (Millions of Euros)
2022
Legal audit of BBVA,S.A. or its companies under control	7.6
Other audit services of BBVA, S.A. or its companies under control	5.2
Limited Review of BBVA, S.A. or its companies under control	1.4
Reports related to issuances	0.4
Assurance services and other required by the regulator	0.8
(1) Services provided by Ernst & Young, S.L. to companies located in Spain, to the branch of BBVA in New York and to the branch of BBVA in London.
The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC).

53.Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not significant and are carried out under normal market conditions. As of December 31, 2022, 2021 and 2020, the following are the transactions with related parties:
53.1Transactions with significant shareholders
As of December 31, 2022, 2021 and 2020, there were no shareholders considered significant (see Note 26).
53.2Transactions with BBVA Group entities
The balances of the main captions in the consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	2022	2021	2020
Assets
Loans and advances to credit institutions	9	9	148
Loans and advances to customers	1,842	2,031	1,743
Debt securities	7	7	—
Liabilities
Deposits from credit institutions	1	1	—
Customer deposits	204	296	791
Memorandum accounts
Financial guarantees given	136	154	132
Other commitments given	751	1,056	1,400
Loan commitments given	10	11	11
The balances of the main captions in the consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	2022	2021	2020
Income statement
Interest and other income	20	16	20
Interest expense	2	—	1
Fee and commission income	5	8	5
Fee and commission expense	40	31	34
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

Balance at 31st December of each year (thousands of Euros)
	2022				2021				2020
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	668	1,880	6,321	764	765	207	5,419	573	—	—	5,349	580
Bank guarantees	—	—	10	—	—	—	10	—	—	—	10	25
Business credit	—	—	—	—	—	—	—	—	—	—	—	—
(1) Excluding executive directors
Information on remuneration paid and other benefits granted to members of the Board of Directors and Senior Management of BBVA is provided in Note 54.
54.Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Remuneration received by non-executive directors
The remuneration of the non-executive directors who are members of the Board of Directors during the financial years 2022 and 2021 is as follows, individually and by remuneration item:

Remuneration for non-executive directors (thousands of Euros)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
									2022	2021
José Miguel Andrés Torrecillas	129	167	66			115		50	527	527
Jaime Caruana Lacorte	129	167	165	107					567	567
Raúl Galamba de Oliveira	129			107			43	53	332	278
Belén Garijo López	129		66		107	46			349	349
Connie Hedegaard (2)	107								107	0
Sunir Kumar Kapoor (3)	32						11		43	172
Lourdes Máiz Carro	129		66		43				238	238
José Maldonado Ramos	129	167				46			342	342
Ana Peralta Moreno	129		66		43				238	238
Juan Pi Llorens	129			214		46	43	27	458	512
Ana Revenga Shanklin	129			107			29		264	236
Susana Rodríguez Vidarte	129	167		107		46			449	449
Carlos Salazar Lomelín	129				43				172	172
Jan Verplancke	129				43		43		214	214
Total (4)	1,684	667	431	642	278	301	168	130	4,300	4,293
(1) Amounts perceived in 2022 and 2021 by José Miguel Andrés Torrecillas, as Deputy Chair of the Board, Juan Pi Llorens, as Lead Director (until April 28, 2022) and Raúl Galamba de Oliveira (from its appointment as Lead Director on April 28, 2022).
(2) Director appointed by the General Meeting held on March 18, 2022. Remuneration received based on date of acceptance of office.
(3) Director who left office on March 18, 2022. Remuneration for the term of office in 2022.
(4) Includes amounts corresponding to membership of the Board and its various committees during the 2022 and 2021 financial years.
In addition, in financial years 2022 and 2021, Carlos Salazar Lomelín received €90 thousand and €101 thousand, respectively, as per diems for his membership of the management body of BBVA México, S.A. and Grupo Financiero BBVA México, S.A. de C.V. and the BBVA México strategy forum.
Also, during the 2022 and 2021 financial years, €110 thousand and €102 thousand was paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the General Meeting held on 18 March 2006 and extended by resolutions of the General Meetings held on 11 March 2011 and 11 March 2016 for a further five-year period in each case, and by the General Meeting held on 20 April 2021 for a further three-year period.
This system is based on the annual allocation to non-executive directors of a number of theoretical shares of BBVA equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous financial year, calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the Annual General Meetings approving the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for any reason other than serious dereliction of their duties.
During the financial years 2022 and 2021, the following " theoretical shares" derived from the remuneration system with deferred delivery of shares have been allocated to the non-executive directors, in an amount equivalent to 20% of the total annual fixed cash allocation received by each of them in the financial years 2021 and 2020, respectively:

	2022		2021
	Theoretical shares allocated	Theoretical shares accumulated as of December 31	Theoretical shares allocated	Theoretical shares accumulated as of December 31
José Miguel Andrés Torrecillas	19,253	118,025	22,860	98,772
Jaime Caruana Lacorte	20,733	77,705	25,585	56,972
Raúl Galamba de Oliveira	10,177	19,677	9,500	9,500
Belén Garijo López	12,741	90,589	15,722	77,848
Connie Hedegaard (1)	0	0	0	0
Sunir Kumar Kapoor (2)	6,270	0	7,737	30,652
Lourdes Máiz Carro	8,696	64,356	10,731	55,660
José Maldonado Ramos	12,493	136,477	15,416	123,984
Ana Peralta Moreno	8,696	35,092	10,731	26,396
Juan Pi Llorens	18,703	134,599	23,079	115,896
Ana Revenga Shanklin	8,611	16,179	7,568	7,568
Susana Rodríguez Vidarte	16,400	177,775	20,237	161,375
Carlos Salazar Lomelín	6,270	11,912	5,642	5,642
Jan Verplancke	7,835	29,251	9,024	21,416
Total (3)	156,878	911,637	183,832	791,681
(1) Director appointed by the General Meeting held on 18 March 2022, therefore the allocation of theoretical shares is not due until 2023.
(2) Director who left office on 18 March 2022. In application of the system, he received a total of 36,922 BBVA shares after leaving office, which is equivalent to the total of theoretical shares accumulated up to that date.
(3) The number of theoretical shares allocated in 2022 and 2021 to each non-executive director is equivalent to 20% of the total fixed annual cash allocation received in 2021 and 2020, respectively, based on the average of the closing prices of BBVA shares during the 60 trading sessions prior to the General Meetings of 18 March 2022 and 20 April 2021, which were €5.47 and €4.44 per share, respectively.
Remuneration received by executive directors
The remuneration of executive directors for the financial years 2022 and 2021 in application of the BBVA Directors' Remuneration Policy approved by the General Meeting of 20 April 2021 is shown below, individually and by remuneration item:

Annual Fixed Remuneration (thousands of Euros)
	2022	2021
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103
In addition, in accordance with the conditions established in the BBVA Directors' Remuneration Policy, during the 2022 and 2021 financial years, the Chief Executive Officer received €654 thousand each year as "cash in lieu of pension" (equivalent to 30% of his Annual Fixed Remuneration) as he does not have a retirement pension (see the "Pension commitments with executive directors" section of this Note), and €600 thousand as mobility allowance.

Remuneration in kind (thousands of Euros)
Furthermore, during the financial years 2022 and 2021, remuneration in kind was paid to executive directors, including insurance and other premiums, amounting to €283 thousand and €328 thousand in the case of the Chair, and €155 thousand and €158 thousand in the case of the Chief Executive Officer, respectively.

Annual Variable Remuneration (AVR)
	2022 (2)		2021 (1)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	926	158,169	849	159,235
Chief Executive Officer	712	121,646	645	120,977
Total	1,639	279,815	1,494	280,212
(1) Remuneration corresponding to the initial portion (40%) of the Annual Variable Remuneration for the financial year 2021 paid in 2022. The Annual Variable Remuneration for the financial year 2021 is subject to the deferral, vesting and payment rules and the other conditions applicable to Annual Variable Remuneration set out in the BBVA Directors' Remuneration Policy.
(2) Remuneration corresponding to the upfront portion (40%) of the Annual Variable Remuneration for the financial year 2022, which will be paid, if the conditions are met, during the first quarter of the financial year 2023, in equal parts in cash and BBVA shares. The remaining 60% will be deferred (40% in cash and 60% in shares) for a period of five years (Deferred Portion) and paid, if conditions are met, proportionally at the end of each of the five years of deferral, in an amount equal to 20% of the Deferred Portion each year. The Deferred Portion may be reduced, but never increased, depending on the results of the multi-year performance indicators determined by the Board of Directors at the beginning of the financial year 2022. After the end of the financial year corresponding to the third year of deferral, the results of the multi-year performance indicators shall determine the ex post adjustments, if any, to be made to the outstanding amount of the Deferred Portion. All of this is subject to the vesting and payment rules provided for in the BBVA Directors' Remuneration Policy.
Moreover, the remaining rules set forth in the BBVA Directors’ Remuneration Policy regarding the Annual Variable Remuneration of executive directors will be applicable to 2022 Annual Variable Remuneration, including: (i) a withholding period of one year after delivery of the BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the Deferred Portion in cash in accordance with the CPI; (iv) malus and clawback arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the General Meeting held on 2022.

Deferred Annual Variable Remuneration from previous financial years
		2022 (2)		2021 (1)
	Deferred AVR	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	2021	215	57,325	—	—
	2020	0	0	—	—
	2019	513	136,587	—	—
	2018	128	35,795	364	107,386
	2017	154	27,898	146	27,898
Subtotal		1,011	257,605	510	135,284

Chief Executive Officer	2021	164	43,552	—	—
	2020	0	0	—	—
	2019	460	122,572	—	—
	2018	—	—	332	61,282
	2017	—	—	—	—
Subtotal		624	166,124	332	61,282
Total		1,635	423,729	842	196,566
(1) Deferred remuneration from previous financial years to be awarded after 2021 year-end. Award to the Chair and the Chief Executive Officer took place in 2022, in the percentages applicable in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2018 Deferred AVR: in 2022, the first payment was made (60% of the Deferred Portion) in the case of the Chair and the full payment in the case of the Chief Executive Officer, including in both cases the update of their portion in cash. This remuneration is associated with their previous positions as Chief Executive Officer and President & CEO of BBVA USA, respectively.
•2017 Deferred AVR: in 2022, the Chair was paid the second payment (20% of the Deferred Portion), including the update of his portion in cash. This remuneration is associated with his former position as Chief Executive Officer.
(2) Deferred remuneration from previous years to be awarded after 2022 year-end. Award to the Chair and/or Chief Executive Officer will take place in 2023 in the percentages applicable in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2021 Deferred AVR: corresponding to the first payment (20% of the Deferred Portion) to the executive directors, including the update of their portion in cash. Thereafter, 80% of the 2021 Deferred AVR will be deferred for both executive directors and, if the conditions are met, it will be paid in 2024, 2025, 2026 and 2027.

•2019 Deferred AVR: corresponding to the first payment (60% of the Deferred Portion) to the executive directors, including the update of their portion in cash, and after having verified that no reduction was applicable based on the result of the multi-year performance indicators determined in 2019 by the Board of Directors. Thereafter, 40% of the 2019 Deferred AVR will be deferred for both executive directors and, if the conditions are met, it will be paid in 2024 and 2025.
•2018 Deferred AVR: corresponds to the second payment (20% of the Deferred Portion) to the Chair, including the update of his portion in cash. Following this, 20% of the 2018 Deferred AVR will be deferred and if the conditions are met, it will be paid in 2024. This remuneration is associated with his previous position as Chief Executive Officer.
•2017 Deferred AVR: corresponds to the third and final payment (20% of the Deferred Portion) to the Chair, including the update of his portion in cash. Following this, the payment to the Chair of the 2017 Deferred AVR will be finalized. This remuneration is associated with his previous position as Chief Executive Officer.
Pension commitments with executive directors
The Bank has not assumed any pension obligations with non-executive directors.
With regard to the executive directors, the BBVA Directors' Remuneration Policy establishes a pension framework whereby, in the case of the Chair, he is eligible to receive a retirement pension, paid in either income or capital, when he reaches the legally established retirement age, provided that he does not leave his position as a result of serious dereliction of his duties. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields at that date.
The annual contribution to cover the retirement contingency in the Chair's defined contribution system, established in the BBVA Directors' Remuneration Policy approved by the General Meeting in 2021, is €439 thousand. The Board of Directors may update this amount during the term of the Policy, in the same way and under the same terms as it may update the Annual Fixed Remuneration.
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
In the event that the Chair's contract is terminated before he reaches retirement age for reasons other than serious dereliction of duties, the retirement pension payable to the Chair upon him reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank up to that date, as per the terms set out, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank as of the time of termination.
With respect to the commitments in favor of the Chair to cover the contingencies of death and disability, the Bank will pay the corresponding annual insurance premiums in order to top up this coverage.
In accordance with the foregoing, in the financial year 2022, an amount of €451 thousand has been registered, comprising the agreed annual contribution to cover the retirement contingency, which is €439 thousand, and an amount of €12 thousand corresponding to the upward adjustment of the "discretionary pension benefits" for the financial year 2021, which were declared at the end of that year and which corresponded to the contribution to the accumulated fund in 2022. €473 thousand in premiums for death and disability has also been paid.
As of December 31, 2022, the total accumulated amount of the fund to meet the retirement commitments for the Chair amounted to €22,771 thousand.
With regard to the agreed annual contribution for the retirement contingency corresponding to the 2022 financial year, 15% (€66 thousand) was registered in said financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Annual Variable Remuneration for the Chair for the 2022 financial year and was determined to amount to €85 thousand, which represents an upward adjustment of €19 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2023 financial year and will be subject to the conditions established for them in the BBVA Directors' Remuneration Policy.
With regard to the Chief Executive Officer, in accordance with the provisions of the BBVA Directors' Remuneration Policy and those in his contract, the Bank has not undertaken any retirement commitments, although he is entitled to an annual cash sum instead of a retirement pension (cash in lieu of pension) equal to 30% of his Annual Fixed Remuneration. In accordance with the above, in the 2022 financial year, the Bank paid the Chief Executive Officer the amount of fixed remuneration in the form of "cash in lieu of pension", as described in the "Remuneration received by executive directors" section of this Note.
However, the Bank has undertaken commitments to cover the death and disability contingencies for the Chief Executive Officer, for which the corresponding annual insurance premiums are paid. To this end, in 2022, €285 thousands of euros have been recognized for this concept.

Executive directors (thousands of Euros)
	Contributions (1)				Funds accumulated
	Retirement		Death and disability
	2022	2021	2022	2021	2022	2021
Chair	451	340	473	574	22,771	24,546
Chief Executive Officer	—	—	285	295	—	—
Total	451	340	758	869	22,771	24,546
(1) Contributions recognized to meet pension commitments to executive directors in financial years 2022 and 2021. In the case of the Chair, these correspond to the sum of the annual retirement pension contribution and the adjustment made to the "discretionary pension benefits" for the financial years 2021 and 2020, the contribution to which was to be made in the financial years 2022 and 2021, respectively, and with the death and disability premiums. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2022 and 2021 to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency .
Remuneration received by Senior Management
The remuneration of all Senior Management, excluding executive directors, for the financial years 2022 and 2021 (16 members with such status as of December, 31 2022 and 2021), in application of the BBVA Group General Remuneration Policy applicable to them, is shown below by remuneration item:

Annual Fixed Remuneration (thousands of Euros)
	2022	2021
Senior Management Total	18,149	16,435

Remuneration in kind (thousands of Euros)
During the financial years 2022 and 2021, remuneration in kind, including insurance and other premiums, has been paid to all Senior Management, excluding executive directors, for an aggregate total amount of €1,093 thousand and €1,409 thousand, respectively.

Annual Variable Remuneration (AVR)
	2022 (2)		2021 (1)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total	2,143	365,746	1,849	346,106
(1) Remuneration corresponding to the upfront portion (40%) of the Annual Variable Remuneration for the financial year 2021 paid in the first half of 2022. The Annual Variable Remuneration for the financial year 2021 is subject to the deferral, vesting and payment rules and the other conditions applicable to Annual Variable Remuneration set out in the BBVA Group General Remuneration Policy.
(2) Remuneration corresponding to the upfront portion (40%) of the Annual Variable Remuneration for the financial year 2022, which will be paid, if the conditions are met, during the first quarter of the financial year 2023, in equal parts in cash and BBVA shares. The remaining 60% will be deferred (40% in cash and 60% in shares) for a period of five years (Deferred Portion) and paid, if conditions are met, proportionally at the end of each of the five years of deferral, in an amount equal to 20% of the Deferred Portion each year. The Deferred Portion may be reduced, but never increased, depending on the results of the multi-year performance indicators determined by the Board of Directors at the beginning of the financial year 2022. After the end of the financial year corresponding to the third year of deferral, the results of the multi-year performance indicators shall determine the ex post adjustments, if any, to be made to the outstanding amount of the Deferred Portion. All of this is subject to the vesting and payment rules provided for in the BBVA Group General Remuneration Policy.
Moreover, the remaining rules applicable to the Annual Variable Remuneration of the members of Senior Management established in the BBVA Group General Remuneration Policy shall apply to the Annual Variable Remuneration for the financial year 2022, which include: (i) a withholding period of one year after delivery of the BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update for the Deferred Portion in cash in accordance with the CPI; (iv) malus and clawback arrangements during the whole deferral and withholding period; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the General Meeting held on 2022.

Deferred Annual Variable Remuneration from previous financial years
		2022 (2)		2021 (1)
	Deferred AVR	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total	2021	473	124,602	—	—
	2020	0	0	—	—
	2019	1,355	320,172	—	—
	2018	152	41,442	697	177,104
	2017	168	29,267	158	29,267
Total		2,149	515,483	855	206,371
(1) Deferred remuneration from previous financial years to be awarded after 2021 year-end. Award to Senior Management who were beneficiaries took place in 2022 in the percentages applicable in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2018 Deferred AVR: in 2022, the members of Senior Management who were beneficiaries have been paid the amounts that corresponded in each case in accordance with the payment schedule established in the remuneration policies in force in 2018, including the update of their portion in cash.
•2017 Deferred AVR: in 2022, the second payment (20% of the Deferred Share) has been paid to the members of the Senior Management who were beneficiaries, including the update of their portion in cash.
(2) Deferred remuneration from previous years to be awarded after 2022 year-end. Award to members of Senior Management who are beneficiaries will take place in 2023 in the percentages applicable in each case in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2021 Deferred AVR: corresponds to the first payment (20% of the Deferred Portion), including the update of their portion in cash. Thereafter, 80% of the 2021 Deferred AVR will be deferred, and if the conditions are met, it will be paid in 2024, 2025, 2026 and 2027.
•2019 Deferred AVR: corresponds to the first payment (60% of the Deferred Portion) or payment in full (depending on the payment schedule set out in the policies in force in 2019) including the update of their portion in cash, and after having verified that no reduction is applicable based on the result of the multi-year performance indicators determined in 2019 by the Board of Directors. In addition, the first payment of the Deferred Portion of a withholding plan is payable to two members of Senior Management. Thereafter, 40% of the 2019 Deferred AVR will be deferred for certain members of Senior Management. For the two members of Senior Management with withholding plans, the remaining 40% will be paid, if the conditions are met, in 2024 and 2025.
•2018 Deferred AVR: corresponds to the second payment (20% of the Deferred Portion) including the update of their portion in cash. Thereafter, 20% of the 2018 Deferred AVR will be deferred, and if the conditions are met, it will be paid in 2024.
•2017 Deferred AVR: corresponds to the third and final payment (20% of the Deferred Portion), including the update of their portion in cash. After this, the payment of the 2017 Deferred AVR to its beneficiaries will be finalized.
Pension commitments with members of Senior Management
In the 2022 financial year, an aggregate total amount of €3,694 thousand has been recognized in 2022 to cover pension commitments to members of Senior Management (16 members with such status as of December 31, 2022, excluding executive directors), which corresponds to the annual contribution agreed to cover the retirement contingency, increased by an amount of €111 thousand corresponding to the upward adjustment of the "discretionary pension benefits" for the financial year 2021, which were registered at the end of the financial year 2021 and which should have been contributed to the accumulated fund in 2022. Furthermore, an aggregate total amount of €1,465 thousand in premiums for death and disability has also been paid.
As of December, 31 2022, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €29,435 thousand.
As in the case of executive directors, 15% of the annual contributions agreed for members of Senior Management to cover the contingency of retirement will be based on variable components and will be considered "discretionary pension benefits", and will therefore be subject to the conditions of delivery in shares, withholding and recovery established in the applicable regulations, as well as to such other conditions of variable remuneration as may be applicable to them in accordance with the remuneration policy applicable to members of Senior Management.
For these purposes, of the annual contribution for the retirement contingency recognized in the 2022 financial year, an amount of €536 thousand has been recognized in the 2022 financial year as "discretionary pension benefits" and, once the financial year is closed, as in the case of the Chair, this amount has been adjusted, applying the same criteria used to determine the Annual Variable Remuneration of the members of Senior Management corresponding to the 2022 financial year. As a result, the "discretionary pension benefits" for the year, corresponding to all members of Senior Management, have been determined at a total combined amount of €689 thousand, which represents an upward adjustment of €153 thousand. These “discretionary pension benefits” will be included in the accumulated fund for the 2023 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.

Senior Management (thousands of Euros)
	Contributions (1)				Funds accumulated
	Retirement		Death and disability
	2022	2021	2022	2021	2022	2021
Senior Management Total	3,694	3,056	1,465	1,333	29,435	27,472
(1) Contributions recognized to meet pension commitments to all Senior Management in 2022 and 2021, which correspond to the sum of the annual retirement pension contributions and the adjustments made to the "discretionary pension benefits" for 2021 and 2020 whose contribution was to be made in 2022 and 2021, respectively, and to the insurance premiums paid by the Bank for death and disability contingencies.
Payments for the termination of the contractual relationship
In accordance with the BBVA Directors' Remuneration Policy, the Bank has no commitments to pay severance indemnity to executive directors.
With regard to Senior Management, excluding executive directors, the Bank did not make any payments arising from the termination of contractual relationships in 2022 and 2021.
55.Other information
Environmental impact
The Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2022, there is no item included in the Consolidated Financial Statements that requires disclosure in an environmental information report pursuant to Ministry JUS/616/2022, of June 30, by which the new model for the presentation of consolidated annual accounts in the Commercial Register is approved.
56.Subsequent events
On February 1, 2023, it was announced that a cash distribution in the amount of €0.31 gross per share, to be paid in April as a final dividend for the year 2022, and the execution of a share buyback program of BBVA for an amount of €422 million, would be proposed to the relevant corporate bodies for consideration, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution (see Note 4).
In relation to the recent earthquake in Turkey, at these early stages, the Group is working on the definition of some emergency measures to help alleviate the effects of the humanitarian crisis caused by this catastrophe.
In addition, internal protocols have been put in place to monitor the situation and begin to assess the direct and future impacts for the Group that may arise from it. The direct exposure of the Group in the affected areas is not significant and, up to the date of approval of these Consolidated Financial Statements, no relevant impacts on the future continuity of the Group's operations and business in Turkey have been identified. However, it is not possible at this time to carry out a precise evaluation of the future impacts that may derive from this situation. Such impacts, if applicable, will be recorded in the Group's financial statements for the respective period(s) impacted.
From January 1, 2023 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.64	49.36	100.00	3	3	—
ADQUIRA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	8	5	3
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	18	17	2
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,194	1,189	12
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	37	36	2
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1,142	1,128	14
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	25	25	—
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	24	17	(1)
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	—	100.00	100.00	11	9	7
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	—	100.00	100.00	1	1	—
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	53	114	—
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	56	62	—
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	59	75	—
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	22	22	—
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	—	100.00	100.00	17	25	(1)
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	—	99.95	—	—	—
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	39.97	26.59	66.55	158	671	925
BANCO BBVA PERÚ SA (3)	PERU	BANKING	—	46.12	46.12	1,278	2,300	474
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	—	100.00	110	221	29
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	—
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	—	100.00	100.00	44	42	2
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	46	208	7
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	99.80	0.20	100.00	—	581	31
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	—	100.00	114	139	7
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	—	100.00	100.00	—	—	—
BBVA AI FACTORY SL	SPAIN	SERVICES	—	100.00	100.00	6	4	—
BBVA ASSET MANAGEMENT ARGENTINA SAU SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN	ARGENTINA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	20	—	20
BBVA ASSET MANAGEMENT MEXICO SA DE CV, SOC.OPERADORA DE FONDOS DE INVERSION, GRUPO FRO. BBVA MEXICO	MEXICO	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	36	23	13
BBVA ASSET MANAGEMENT SA SAF	PERU	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	7	5	2
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	INVESTMENT FUND MANAGEMENT	100.00	—	100.00	36	(80)	116
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	20	15	5
BBVA AXIAL TECH SA DE CV	MEXICO	SERVICES	100.00	—	100.00	192	249	15
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	—	100.00	100.00	5	4	1
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	—	100.00	16	20	—
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	—	99.96	99.96	—	2	9
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	—	2	7
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2022. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2022. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	341	1,062	193
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	PERU	IN LIQUIDATION	—	100.00	100.00	4	1	3
BBVA DISCOVERY INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	9	17	(8)
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	6	3	3
BBVA FUNDOS S.GESTORA FUNDOS PENSOES, S.A.	PORTUGAL	PENSION FUND MANAGEMENT	100.00	—	100.00	8	6	1
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	5	—
BBVA GLOBAL MARKETS BV	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA HOLDING CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	158	299	43
BBVA INFORMATION TECHNOLOGY ESPAÑA, S.L.	SPAIN	SERVICES	76.00	—	76.00	1	5	2
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	61	4
BBVA LEASING MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	51	214	22
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	99.99	0.01	100.00	11	(14)	27
BBVA MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA MEXICO	MEXICO	BANKING	—	100.00	100.00	14,382	10,770	3,611
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	33	25	5
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	1	—
BBVA OP3N S.L.	SPAIN	SERVICES	—	100.00	100.00	—	2	—
BBVA OPERADORA MEXICO, S.A. DE CV	MEXICO	SERVICES	—	100.00	100.00	65	60	5
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	336	242	95
BBVA PENSIONES, S.A. ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUND MANAGEMENT	100.00	—	100.00	13	15	9
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	—	100.00	109	1,066	219
BBVA PREVISION AFP, S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUND MANAGEMENT	75.00	5.00	80.00	2	5	11
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	1	1	—
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	—	100.00	100.00	39	57	9
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	233	266	(13)
BBVA SEGUROS ARGENTINA, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	11	19	32
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	17	10
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	81	22
BBVA SEGUROS MÉXICO, S.A. DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	518	228	290
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	—	99.96	713	675	223
BBVA SEGUROS SALUD MEXICO, S.A. DE CV GRUPO FRO. BBVA MEXICO.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	12	9	4
BBVA SERVICIOS ADMINISTRATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	36	52	(16)
BBVA SERVICIOS CORPORATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	4	4	—
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	—	100.00	100.00	—	—	—
BBVA SOCIEDAD TITULIZADORA, S.A.	PERU	OTHER ISSUANCE COMPANIES	—	100.00	100.00	1	1	—
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	9	9	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2022. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2022. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	8	8	—
BILBAO VIZCAYA HOLDING SAU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	160	321	(32)
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
CARTERA E INVERSIONES, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92	131	4
CASA DE BOLSA BBVA MEXICO, S.A. DE CV	MEXICO	SECURITIES DEALER	—	100.00	100.00	69	46	24
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
CATALUNYACAIXA IMMOBILIARIA, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	194	181	14
CATALUNYACAIXA SERVEIS, S.A.	SPAIN	SERVICES	100.00	—	100.00	2	2	—
CDD GESTIONI S.R.L. IN LIQUIDAZIONE	ITALY	IN LIQUIDATION	100.00	—	100.00	—	—	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	16	15	2
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53	52	2
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	—	—	—
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	3	4	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	272	10
CONSOLIDAR A.F.J.P, S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	—	—
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	5	5	—
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	1	—
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	510	885	19
CREA MADRID NUEVO NORTE, S.A.	SPAIN	REAL ESTATE	—	75.54	75.54	130	176	(4)
DATA ARCHITECTURE AND TECHNOLOGY MEXICO, S.A. DE CV	MEXICO	SERVICES	—	100.00	100.00	1	1	—
DATA ARCHITECTURE AND TECHNOLOGY, S.L.	SPAIN	SERVICES	—	51.00	51.00	—	4	—
DATA ARQUITECTURE AND TECHNOLOGY OPERADORA, S.A. DE CV	MEXICO	SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO, S.A. FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO, S.A. FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	39	30	10
EMPRENDIMIENTOS DE VALOR, S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	3	3	—
EUROPEA DE TITULIZACION, S.A. SGFT.	SPAIN	FINANCIAL SERVICES	88.24	—	88.24	2	18	2
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION (3)	MEXICO	REAL ESTATE	—	42.40	42.40	1	1	—
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	—	65.00	65.00	—	1	—
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	4	3	—
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	57	46	11
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	100.00	100.00	4	3	1
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	—	100.00	100.00	—	1	—
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	—	59.99	59.99	—	1	—
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	—	100.00	100.00	2	2	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2022. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2022. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
FINANCIERA AYUDAMOS, S.A. DE C.V., SOFOMER	MEXICO	IN LIQUIDATION	—	100.00	100.00	6	5	—
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES, S.L. EN LIQUIDACION	SPAIN	IN LIQUIDATION	—	60.00	60.00	—	—	—
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	—	100.00	100.00	1	1	—
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	—	100.00	100.00	8	7	1
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	45	41	2
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	271	219	42
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	1	1	—
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	393	325	—
GARANTI BANK, S.A.	ROMANIA	BANKING	—	100.00	100.00	254	317	39
GARANTI BBVA AS	TURKEY	BANKING	85.97	—	85.97	5,247	4,914	2,941
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	87	50	51
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	28	17	18
GARANTI BBVA FILO AS	TURKEY	SERVICES	—	100.00	100.00	100	50	50
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	189	118	71
GARANTI BBVA PORTFOY AS	TURKEY	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	16	8	8
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	112	51	61
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(8)	6
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	565	394	—
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI KULTUR AS	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	6	4	3
GARANTI ODEME VE ELEKTRONIK PARA HIZMETLERI ANONIM SIRKETI	TURKEY	PAYMENT ENTITIES	—	100.00	100.00	5	6	(2)
GARANTI YATIRIM ORTAKLIGI AS (3) (4)	TURKEY	INVESTMENT COMPANY	—	3.61	3.61	—	2	1
GARANTI BANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	—	100.00	100.00	724	603	41
GESCAT GESTIO DE SOL, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	8	6	2
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
GESCAT LLOGUERS, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	3	3	—
GESCAT VIVENDES EN COMERCIALITZACIO, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	36	38	(2)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUND MANAGEMENT	60.00	—	60.00	9	15	6
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	1	1	—
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	424	432	15
GRUPO FINANCIERO BBVA MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	99.98	—	99.98	8,480	12,275	4,004
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL ESTATE	—	100.00	100.00	15	13	2
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	118	122	(4)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC NV (3)	CURAÇAO	INVESTMENT COMPANY	48.00	—	48.00	16	44	2
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2022. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2022. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).
(4) The percentage of voting rights owned by the Group entities in this company is 99.97%.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	—	—	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	—	60.46	60.46	—	—	—
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	—	100.00	100.00	4	3	—
MISAPRE, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	—	—	—
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	7	8	—
MOTORACTIVE IFN, S.A.	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	35	32	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	—	100.00	100.00	—	3	1
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	COLOMBIA	FINANCIAL SERVICES	—	50.00	50.00	7	11	(7)
MULTIASISTENCIA OPERADORA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	—	—	—
MULTIASISTENCIA SERVICIOS, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	—	—	—
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	73	52	21
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	3	3	—
OPENPAY ARGENTINA, S.A.	ARGENTINA	PAYMENT ENTITIES	—	100.00	100.00	5	6	2
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	—	100.00	100.00	4	3	(2)
OPENPAY PERÚ, S.A.	PERU	PAYMENT ENTITIES	—	100.00	100.00	6	5	(3)
OPENPAY, S.A. DE C.V.	MEXICO	PAYMENT ENTITIES	—	100.00	100.00	30	18	(9)
OPENPAY SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPERADORA DOS LAGOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1	23	10
PECRI INVERSION, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	112	109	2
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	26	26	—
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	15	19	1
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	5	5	—
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
PROPEL EXPLORER FUND I LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	20	22	—
PROPEL EXPLORER FUND II LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	—	—	—
PROPEL VENTURE PARTNERS BRAZIL US LP	UNITED STATES	INVESTMENT COMPANY	—	99.80	99.80	20	22	—
PROPEL VENTURE PARTNERS GLOBAL US, LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	121	230	(54)
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	99.50	—	99.50	207	276	(2)
PROPEL XYZ I LP	UNITED STATES	INVESTMENT COMPANY	—	99.40	99.40	7	8	(2)
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	—	58.86	58.86	—	—	—
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	—	90.00	90.00	1	1	—
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	1	1	—
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	—	100.00	100.00	2	2	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	—	50.00	50.00	11	13	9
RALFI IFN, S.A.	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	37	21	(3)
RPV COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(1)	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2022. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2022. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2022 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
SATICEM GESTIO, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
SATICEM HOLDING, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	5	5	—
SATICEM IMMOBLES EN ARRENDAMENT, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	10	14	(4)
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	1	—
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	8	8	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO, S.A.	SPAIN	SERVICES	100.00	—	100.00	67	65	2
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	1	3	—
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	11	11	—
TREE INVERSIONES INMOBILIARIAS, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	1,988	754	23
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	—	100.00	100.00	1	1	—
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	531	417	20
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	—	60.60	—	—	—
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS MEXICO SACV	MEXICO	SERVICES	—	100.00	100.00	—	—	—
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS, S.L.	SPAIN	SERVICES	—	51.00	51.00	1	4	(1)
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS USA LLC	UNITED STATES	SERVICES	—	100.00	100.00	—	—	—
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	—	51.00	51.00	18	22	14
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2022. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2022 The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2022.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2022
Most significant companies are included, which together represent 99.5% of the total investment in this group.

			% Legal share of participation			Millions of Euros (1)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Assets 31.12.2022	Liabilities 31.12.2022	Equity excluding profit (loss) 31.12.2022	Profit (loss) 31.12.2022
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	44.44	44.44	4	20	11	9	1
ATOM HOLDCO LIMITED	UNITED KINGDOM	INVESTMENT COMPANY	42.77	—	42.77	132	7,063	6,755	314	(7)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	5	10	1	10	—
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	248	836	298	535	4
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO, S.A.	SPAIN	PUBLIC COMPANIES AND INSTITUTIONS	16.67	—	16.67	31	191	7	168	16
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	ELECTRONIC MONEY ENTITIES	—	21.50	21.50	2	126	118	4	5
METROVACESA, S.A.	SPAIN	REAL ESTATE	9.44	11.41	20.85	259	2,541	695	1,830	16
PLAY DIGITAL, S.A.	ARGENTINA	PAYMENT ENTITIES	—	10.80	10.80	2	19	3	27	(10)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	24.90	—	24.90	20	121	42	75	4
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	—	40.00	40.00	4	122	112	10	—
SBD CREIXENT, S.A.	SPAIN	REAL ESTATE	—	23.05	23.05	1	5	1	5	—
SEGURIDAD Y PROTECCION BANCARIAS, S.A. DE CV	MEXICO	SERVICES	—	26.14	26.14	1	4	—	3	1
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE CV	MEXICO	SERVICES	—	46.14	46.14	23	50	—	38	13
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	28.72	—	28.72	8	82	54	26	2
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO, S.A.	SPAIN	PAYMENT ENTITIES	20.61	—	20.61	2	377	369	5	3
SOLARIS SE (2)	GERMANY	BANKING	—	15.51	15.51	66	3,317	3,086	268	(36)
TELEFONICA FACTORING ESPAÑA, S.A. (3)	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	4	73	57	7	9
TF PERU SAC	PERU	FINANCIAL SERVICES	—	24.30	24.30	1	6	1	4	1

JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.00	—	50.00	42	3,391	3,307	73	12
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE CV	MEXICO	SERVICES	—	50.00	50.00	10	20	—	19	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(4)	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	29	62	4	58	—
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (4)	MEXICO	REAL ESTATE	—	44.09	44.09	9	185	—	185	—
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	—	42.40	42.40	7	17	—	17	—
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	3	7	1	7	(1)
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	—	39.11	39.11	1	3	—	3	—
RCI COLOMBIA, S.A. COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	—	49.00	49.00	36	755	682	57	16
(1) In foreign companies the exchange rate of December 31, 2022 is applied.
(2) The percentage of voting rights owned by the Group entities in this company is 22.22%.
(3) Financial Statements as of December 31, 2021.
(4) Classified as Non-current asset held for sale.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2022.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2022
Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective Date for the Transaction (or Notification Date)
PROPEL VENTURE PARTNERS GLOBAL US, LP	FOUNDING	99.50	31-Mar-22
PROPEL VENTURE PARTNERS BRAZIL US LP	FOUNDING	99.80	31-Mar-22
PROPEL XYZ I LP	FOUNDING	99.40	09-Jun-22
TREE INVERSIONES INMOBILIARIAS, S.A.	ACQUISITION	100.00	15-Jun-22
PROPEL EXPLORER FUND I LP	FOUNDING	—	15-Jun-22
PROPEL EXPLORER FUND II LP	FOUNDING	—	15-Jun-22
BBVA DISCOVERY INC	FOUNDING	100.00	20-Sep-22
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	FOUNDING	50.00	13-Oct-22
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS MEXICO SACV	FOUNDING	100.00	14-Feb-22
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS USA LLC	FOUNDING	100.00	30-Jul-22
GARANTI ODEME VE ELEKTRONIK PARA HIZMETLERI ANONIM SIRKETI	FOUNDING	100.00	30-Apr-22
GARANTI BBVA AS	PURCHASE - VTB	85.97	18-May-22
(1) Variations of less than 0.1% have not been considered due to immateriality.
Disposals or reduction of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
BANCO INDUSTRIAL DE BILBAO, S.A.	MERGER	—	15-Dec-22
BBVA FINANZIA SPA	LIQUIDATION	—	08-Jun-22
UNIVERSALIDAD TIPS PESOS E-9	MERGER	—	01-Jun-22
BBVA PLANIFICACION PATRIMONIAL, S.L.	LIQUIDATION	—	07-Jan-22
INMESP DESARROLLADORA, S.A. DE C.V.	MERGER	—	30-Mar-22
PROPEL VENTURE PARTNERS GLOBAL, S.L	MERGER	—	27-Dec-22
PROPEL VENTURE PARTNERS BRAZIL S.L.	MERGER	—	27-Dec-22
PROPEL EXPLORER FUND I, S.L.	MERGER	—	27-Dec-22
PROMOU CT GEBIRA, S.L.	LIQUIDATION	—	15-Jun-22
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	LIQUIDATION	—	23-Aug-22
JALE PROCAM, S.L. (EN LIQUIDACIÓN)	LIQUIDATION	—	23-Dec-22
SATICEM IMMOBILIARIA, S.L.	LIQUIDATION	—	06-Sep-22
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	LIQUIDATION	—	02-May-22
(1) Variations of less than 0.1% have not been considered due to immateriality.
Changes and notifications of participations in the BBVA Group in 2022 (continued)
Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
NUEVO MARKETPLACE, S.L.	CAPITAL INCREASE	28.16	30-Sep-22
ATOM HOLDCO LIMITED	FOUNDING	42.77	30-Nov-22
SOLARIS SE (2)	CAPITAL INCREASE	15.51	04-Nov-22
(1) Variations of less than 0.1% have not been considered due to immateriality.
(2) The percentage of voting rights held by group entities in this company is 22.22%.

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
IRB RIESGO OPERACIONAL SL	CAPITAL DECREASE	—	11-Jan-22
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	DISPOSAL	—	16-Jun-22
ATOM BANK PLC	TRANSFER PARTICIPATIONS	—	01-Nov-22
PRIVACYCLOUD S.L.	DISPOSAL	—	15-Dec-22
(1) Variations of less than 0.1% have not been considered due to immateriality.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2022.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2022

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BBVA PERÚ SA	BANKING	—	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	—	48.01
PRO-SALUD, C.A.	NO ACTIVITY	—	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	—	60.46	60.46
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	PENSION FUND MANAGEMENT	75.00	5.00	80.00
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	—	50.00	50.00
CREA MADRID NUEVO NORTE SA	REAL ESTATE	—	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	—	60.00
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	FINANCIAL SERVICES	—	50.00	50.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	—	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	—	51.00	51.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	—	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	—	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	—	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	—	51.00	51.00
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	FINANCIAL SERVICES	—	50.00	50.00
GARANTI BBVA EMEKLILIK AS	INSURANCES	—	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	IN LIQUIDATION	—	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	—	76.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	—	50.00	50.00
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2022.

APPENDIX V. Securitization funds. BBVA Group’s structured entities as of December 31, 2022.

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2022
TDA 22 Mixto, FTA (Unnim)	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Dec-04	592	13
AYT HIP MIXTO V	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Jul-06	120	16
TDA 27 Mixto, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Dec-06	275	58
TDA 28 Mixto, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	23-Jul-07	250	59
HIPOCAT 8 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	06-May-05	1,500	143
HIPOCAT 9 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Nov-05	1,016	112
HIPOCAT 10 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	05-Jul-06	1,526	166
HIPOCAT 11 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Mar-07	1,628	181
TDA 19 MIXTO, FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Feb-04	600	12
TDA TARRAGONA 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	30-Nov-07	397	59
GAT VPO (UNNIM)	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Jun-09	780	25
BBVA CONSUMO 10 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	08-Jul-19	2,000	908
BBVA CONSUMO 11 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	12-Mar-21	2,500	1,285
BBVA CONSUMO 9 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Mar-17	1,375	204
BBVA CONSUMER AUTO 2018-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Jun-18	800	206
BBVA CONSUMER AUTO 2020-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	15-Jun-20	1,100	780
BBVA RMBS 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	19-Feb-07	2,500	616
BBVA RMBS 2 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	26-Mar-07	5,000	1,152
BBVA RMBS 3 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Jul-07	3,000	1,037
BBVA RMBS 5 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-May-08	5,000	1,727
BBVA RMBS 9 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Apr-10	1,295	603
BBVA RMBS 14 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Nov-14	700	316
BBVA CONSUMER AUTO 2022-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-Jun-22	1,200	1,036
BBVA RMBS 22	BANCO BILBAO VIZCAYA ARGENTARIA SA	28-Nov-22	1,400	1,380
BBVA RMBS 17 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Nov-16	1,800	1,044
BBVA RMBS 21	BANCO BILBAO VIZCAYA ARGENTARIA SA	17-Mar-22	12,400	11,296
BBVA RMBS 19 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Nov-19	2,000	1,475
BBVA RMBS 20 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	14-Jun-21	2,500	2,143
BBVA LEASING 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Jun-07	2,500	89
BBVA LEASING 2 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Jul-20	2,100	711
BBVA-6 FTPYME FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	10-Jun-07	1,500	25

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2022, 2021 and 2020
Outstanding as of December 31, 2022, 2021 and 2020 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2022	December 2021	December 2020	Prevailing Interest Rate as of December 31, 2022	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
April-16	EUR	—	—	1,000	0.00%	Perpetual
February-17	EUR	1,000	1,000	1,000	3.50%	10-Feb-27
February-17	EUR	99	99	99	4.00%	24-Feb-32
March-17	EUR	65	65	65	4.00%	24-Feb-32
May-17	EUR	150	150	150	2.54%	24-May-27
May-17	EUR	—	500	500	0.00%	Perpetual
September-18	EUR	1,000	1,000	1,000	5.88%	Perpetual
February-19	EUR	750	750	750	2.58%	22-Feb-29
March-19	EUR	1,000	1,000	1,000	6.00%	Perpetual
January-20	EUR	994	994	994	1.00%	16-Jan-30
July-20	EUR	1,000	1,000	1,000	6.00%	Perpetual
Total issued in Euros	EUR	6,460	7,028	8,113

Outstanding as of December 31, 2022, 2021 and 2020 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2022	December 2021	December 2020	Prevailing Interest Rate as of December 31, 2022	Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-17	USD	113	106	98	5.70%	31-Mar-32
November-17	USD	938	883	815	6.13%	Perpetual
May-18	USD	279	263	243	5.25%	29-May-33
September-19	USD	938	883	815	6.50%	Perpetual
Subtotal	USD	2,267	2,135	1,970
May-17	CHF	20	19	19	1.60%	24-May-27
Subtotal	CHF	20	19	19
July-20	GBP	338	357	334	3.10%	15-Jul-31
Subtotal	GBP	338	357	334
BBVA GLOBAL FINANCE LTD (1)
December-95	USD	187	176	162	7.00%	1-Dec-25
Subtotal	USD	187	176	162
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
April-10	USD	—	—	—	7.25%	22-Apr-20
March-11	USD	—	—	612	6.50%	10-Mar-21
July-12	USD	—	1,329	1,223	6.75%	30-Sep-22
November-14	USD	187	177	163	5.35%	12-Nov-29
January-18	USD	935	886	815	5.13%	18-Jan-33
September-19	USD	702	665	612	5.88%	13-Sep-34
Subtotal	USD	1,824	3,057	3,425
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.
November-17	USD	1	—	—	9.54%	6-Feb-64
Subtotal	—	1	—	—
BBVA PARAGUAY S.A. (2)
November-14	USD	—	—	16	6.75%	5-Nov-21
November-15	USD	—	—	20	6.70%	18-Nov-22
Subtotal	USD	—	—	37
BBVA USA (2)
March-06	USD	—	—	58	5.90%	1-Apr-26
April-15	USD	—	—	570	3.88%	10-Apr-25
Subtotal	USD	—	—	628
(1) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank.
(2) Companies sold in 2022 (see Note 3).

Outstanding as of December 31, 2022, 2021 and 2020 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2022	December 2021	December 2020	Prevailing Interest Rate as of December 31, 2022	Maturity Date
BBVA COLOMBIA S.A.
September-11	COP	—	—	25	4.45%	19-Sep-21
September-11	COP	30	35	37	17.82%	19-Sep-26
February-13	COP	39	44	47	16.58%	19-Feb-23
February-13	COP	32	37	39	16.91%	19-Feb-28
November-14	COP	18	20	21	17.46%	26-Nov-29
November-14	COP	20	32	30	17.59%	26-Nov-34
Subtotal	COP	139	168	200
April-15	USD	375	349	324	4.93%	21-Apr-25
Subtotal	USD	375	349	324
BBVA BANCO CONTINENTAL S.A.
June-07	PEN	23	19	18	3.47%	18-Jun-32
November-07	PEN	21	17	16	3.56%	19-Nov-32
July-08	PEN	18	15	15	3.06%	8-Jul-23
September-08	PEN	20	16	16	3.09%	9-Sep-23
December-08	PEN	12	10	9	4.19%	15-Dec-33
Subtotal	PEN	93	77	74
May-07	USD	—	18	16	6.00%	14-May-27
February-08	USD	19	18	17	6.47%	28-Feb-28
October-13	USD	43	40	37	6.53%	2-Oct-28
September-14	USD	270	272	257	5.25%	22-Sep-29
Subtotal	USD	332	349	327
GARANTI BBVA AS
May-17	USD	698	645	607	7.18%	24-May-27
Subtotal	USD	698	645	607
October-19	TRY	13	17	28	10.66%	7-Oct-29
February-20	TRY	38	49	82	12.33%	14-Feb-30
Subtotal	TRY	50	66	110
Total Issues in other currencies		6,326	7,398	8,217
Outstanding as of December 31, 2022, 2021 and 2020 of subordinated issues (Millions of Euros)

	December 2022		December 2021		December 2020
Issuer entity and issued date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA COLOMBIA S.A.
December-93	COP	—	COP	—	COP	—
BBVA International Preferred, S.A.U.
July-07	GBP	—	GBP	—	GBP	35
PHOENIX LOAN HOLDINGS INC
November-00	USD	—	USD	—	USD	17
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU
August-05	EUR	—	EUR	—	EUR	74
CAIXASABADELL PREFERENTS S.A.
July-06	EUR	—	EUR	—	EUR	85

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2022, 2021 and 2020

	U.S. Dollar	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
December 2022
Assets
Cash, cash balances at central banks and other demand deposits	19,888	4,831	476	3,469	28,665
Financial assets held for trading	10,780	22,407	431	3,930	37,549
Non- trading financial assets mandatorily at fair value through profit or loss	987	5,205	5	82	6,280
Financial assets at fair value through comprehensive income	8,300	9,809	3,188	8,666	29,964
Financial assets at amortized cost	52,248	78,017	29,938	42,479	202,682
Joint-ventures and associates	5	17	—	333	354
Tangible assets	14	2,143	1,166	1,137	4,459
Other assets	(365)	4,403	1,796	3,055	8,889
Total	91,858	126,832	37,001	63,151	318,842
Liabilities
Financial liabilities held for trading	9,722	18,110	234	1,499	29,564
Financial liabilities at amortized cost	77,697	75,020	24,567	48,994	226,278
Other liabilities	2,748	17,210	1,220	2,160	23,338
Total	90,167	110,340	26,021	52,652	279,180
December 2021
Assets
Cash, cash balances at central banks and other demand deposits	19,164	5,816	893	4,245	30,118
Financial assets held for trading	10,699	18,973	1,104	8,840	39,615
Non- trading financial assets mandatorily at fair value through profit or loss	1,039	4,114	2	83	5,239
Financial assets at fair value through comprehensive income	6,455	9,323	2,325	8,697	26,800
Financial assets at amortized cost	46,223	57,580	21,655	38,657	164,115
Joint-ventures and associates	5	15	—	263	283
Tangible assets	12	1,902	558	935	3,408
Other assets	(204)	3,607	1,046	1,248	5,697
Total	83,393	101,331	27,583	62,969	275,276
Liabilities
Financial liabilities held for trading	10,448	13,784	450	1,312	25,994
Financial liabilities at amortized cost	67,306	60,570	14,946	43,859	186,681
Other liabilities	3,261	13,234	779	2,029	19,302
Total	81,015	87,588	16,175	47,200	231,977
December 2020
Assets
Cash, cash balances at central banks and other demand deposits	16,615	4,847	772	4,130	26,365
Financial assets held for trading	5,114	22,154	359	6,112	33,740
Non- trading financial assets mandatorily at fair value through profit or loss	883	3,369	7	291	4,549
Financial assets at fair value through comprehensive income	7,073	7,723	2,489	8,087	25,373
Financial assets at amortized cost	39,841	53,184	26,810	38,036	157,871
Joint-ventures and associates	5	14	—	246	265
Tangible assets	15	1,819	858	852	3,544
Other assets	83,406	2,053	1,191	2,009	88,658
Total	152,953	95,163	32,486	59,764	340,366
Liabilities
Financial liabilities held for trading	4,562	18,489	471	772	24,295
Financial liabilities at amortized cost	67,165	54,429	18,930	43,468	183,993
Other liabilities	78,724	6,662	687	7,393	93,466
Total	150,452	79,580	20,088	51,633	301,753
This Appendix is part of Notes 2.2.15 of the consolidated financial statements for the year ended December 31, 2022.

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of December 31, 2022, 2021 and 2020 is as follows:

	December 2022 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	57	38	24	9	6	—	(9)
Other financial corporations and individual entrepreneurs (financial business)	303	10	22	6	1	3	(7)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	75,713	5,882	8,687	2,792	1,238	223	(3,303)
Of which: financing the construction and property (including land)	460	479	819	383	164	33	(497)
Other households (1)	231,910	1,412	79,666	4,969	3,702	20	(1,601)
Total	307,983	7,343	88,399	7,778	4,946	246	(4,920)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	26	20	23	9	5	—	(8)
Other financial corporations and individual entrepreneurs (financial business)	232	9	17	4	—	1	(7)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	59,944	3,104	6,005	1,604	500	66	(2,815)
Of which: financing the construction and property (including land)	414	475	620	269	82	22	(480)
Other households (1)	124,228	871	37,043	2,514	1,607	4	(1,412)
Total	184,430	4,004	43,088	4,130	2,113	70	(4,242)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	December 2021 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	59	63	32	22	15	—	(11)
Other financial corporations and individual entrepreneurs (financial business)	377	30	25	2	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	99,852	6,590	11,417	3,552	2,108	45	(3,196)
Of which: financing the construction and property (including land)	739	155	1,785	486	322	—	(513)
Other households (1)	275,927	1,813	96,312	5,877	4,473	25	(1,622)
Total	376,215	8,496	107,786	9,453	6,599	70	(4,834)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	29	29	23	10	6	—	(10)
Other financial corporations and individual entrepreneurs (financial business)	255	11	17	1	1	—	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	74,054	3,701	7,423	1,799	855	10	(2,639)
Of which: financing the construction and property (including land)	592	148	1,229	320	179	—	(464)
Other households (1)	143,791	948	39,962	2,701	1,799	3	(1,377)
Total	218,129	4,689	47,425	4,512	2,661	13	(4,031)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	December 2020 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	67	77	69	62	45	—	(15)
Other financial corporations and individual entrepreneurs (financial business)	519	10	22	2	2	—	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	111,648	5,592	11,343	3,182	1,911	33	(3,128)
Of which: financing the construction and property (including land)	624	500	1,081	622	370	8	(420)
Other households (1)	261,097	1,782	86,643	5,992	4,379	27	(1,712)
Total	373,331	7,460	98,077	9,239	6,337	60	(4,859)

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	39	36	29	20	14	—	(12)
Other financial corporations and individual entrepreneurs (financial business)	283	5	11	1	1	—	(3)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	67,588	3,470	6,880	1,939	916	21	(2,727)
Of which: financing the construction and property (including land)	469	216	674	408	197	8	(311)
Other households (1)	113,013	765	37,063	2,805	1,820	8	(1,358)
Total	180,923	4,274	43,983	4,765	2,750	30	(4,100)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
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
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2022, 2021 and 2020:

Forbearance operations. Breakdown by segments (Millions of Euros)
	2022	2021	2020
Credit institutions	—	—	—
Central governments	39	74	124
Other financial corporations and individual entrepreneurs (financial activity)	9	26	8
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,371	6,946	5,645
Of which: Financing the construction and property development (including land)	365	128	701
Households	4,780	6,068	6,062
Total carrying amount	10,200	13,114	11,840
Financing classified as non-current assets and disposal groups held for sale	—	—	858
NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio

As of December 31, 2022 and December 31, 2021, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL ratio renegotiated loan portfolio
	Ratio of impaired loans - past due
	2022	2021
General governments	61%	45%
Commercial	54%	54%
Of which: Construction and developer	86%	73%
Other consumer	53%	47%
b.Qualitative information on the concentration of risk by activity and guarantees
Loans and advances to customers by activity (carrying amount)

December 2022 (Millions of Euros)
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	20,661	297	5,382	1,121	1,555	338	1,919	746
Other financial institutions and individual entrepreneurs	23,484	336	15,430	296	128	139	3,644	11,560
Non-financial institutions and individual entrepreneurs	172,854	25,454	6,829	9,902	6,972	4,495	2,958	7,956
Construction and property development	5,166	3,701	201	1,468	1,083	660	247	445
Construction of civil works	5,582	610	317	276	185	104	45	318
Other purposes	162,106	21,143	6,311	8,159	5,704	3,732	2,666	7,194
Large companies	105,852	7,509	3,771	3,308	1,839	1,218	1,358	3,557
SMEs (2) and individual entrepreneurs	56,254	13,634	2,540	4,851	3,866	2,514	1,307	3,637
Rest of households and NPISHs (3)	150,095	93,556	1,990	21,473	25,693	29,940	13,114	5,327
Housing	95,237	92,264	123	20,886	25,325	29,696	11,564	4,915
Consumption	50,295	461	1,660	266	166	111	1,403	176
Other purposes	4,564	831	208	321	202	133	147	235
TOTAL	367,095	119,644	29,632	32,792	34,348	34,911	21,636	25,589
MEMORANDUM ITEM:
Forbearance operations (4)	10,200	5,685	174	1,351	1,130	1,167	884	1,327
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2021 (Millions of Euros)
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,928	324	1,907	472	834	129	783	14
Other financial institutions and individual entrepreneurs	20,711	219	14,495	153	575	2,933	10,151	901
Non-financial institutions and individual entrepreneurs	146,988	22,945	3,842	8,074	6,361	4,679	2,407	5,266
Construction and property development	5,091	3,594	79	1,203	1,055	675	278	462
Construction of civil works	6,614	625	259	252	194	96	51	291
Other purposes	135,284	18,726	3,504	6,620	5,112	3,908	2,077	4,513
Large companies	84,147	6,208	2,197	2,327	1,420	1,680	632	2,346
SMEs (2) and individual entrepreneurs	51,137	12,518	1,307	4,292	3,692	2,228	1,445	2,167
Rest of households and NPISHs (3)	141,007	93,384	1,757	19,716	23,528	29,555	15,339	7,003
Housing	95,199	92,030	132	19,120	23,175	29,258	13,982	6,628
Consumption	41,798	416	1,421	245	172	119	1,176	126
Other purposes	4,010	938	203	352	181	178	181	250
TOTAL	328,635	116,872	22,001	28,415	31,298	37,295	28,679	13,185
MEMORANDUM ITEM:
Forbearance operations (4)	13,114	7,513	98	1,611	1,460	1,600	1,176	1,765
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2020 (Millions of Euros)
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,718	372	1,451	390	546	135	714	39
Other financial institutions and individual entrepreneurs	17,464	200	9,398	166	1,585	2,610	4,948	289
Non-financial institutions and individual entrepreneurs	143,693	23,686	4,082	8,294	7,162	4,467	3,200	4,646
Construction and property development	4,379	3,244	82	1,048	1,015	678	263	321
Construction of civil works	6,810	641	279	274	194	97	48	306
Other purposes	132,504	19,801	3,721	6,972	5,953	3,691	2,888	4,019
Large companies	79,595	6,648	1,920	2,561	1,811	1,242	1,012	1,943
SMEs (2) and individual entrepreneurs	52,909	13,154	1,801	4,411	4,142	2,449	1,877	2,076
Rest of households and NPISHs (3)	137,870	92,555	1,836	19,606	24,126	27,130	15,463	8,066
Housing	94,098	90,756	131	18,743	23,719	26,817	13,960	7,648
Consumption	39,442	418	1,521	246	190	139	1,245	118
Other purposes	4,331	1,381	184	617	216	174	257	301
TOTAL	318,745	116,813	16,768	28,456	33,419	34,343	24,324	13,039
MEMORANDUM ITEM:
Forbearance operations (4)	11,840	7,271	74	1,350	1,408	1,587	1,165	1,834
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

The information on the main geographic area is as follows:

December 2022 (Millions of Euros) BBVA, S.A.
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	12,485	255	—	92	118	44	1	—
Other financial institutions and individual entrepreneurs	20,523	298	15,052	142	107	127	3,608	11,366
Non-financial institutions and individual entrepreneurs	96,907	9,715	1,703	4,521	3,270	1,481	865	1,282
Construction and property development	1,497	1,388	3	821	388	126	26	29
Construction of civil works	4,769	514	257	244	165	85	32	245
Other purposes	90,641	7,814	1,443	3,457	2,717	1,269	806	1,008
Large companies	64,831	2,701	941	1,268	808	397	641	527
SMEs (2) and individual entrepreneurs	25,810	5,113	503	2,188	1,909	872	165	481
Rest of households and NPISHs (3)	89,790	71,156	321	17,961	20,691	22,516	6,652	3,657
Housing	72,283	70,303	104	17,702	20,446	22,339	6,496	3,424
Consumption	14,637	80	134	57	55	51	22	30
Other purposes	2,870	773	83	203	190	126	134	203
TOTAL	219,704	81,424	17,076	22,717	24,186	24,167	11,125	16,305
MEMORANDUM ITEM:
Forbearance operations (4)	6,532	4,200	78	920	839	756	631	1,131
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2022 (Millions of Euros) BBVA Mexico
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	6,141	39	5,382	1,029	1,437	294	1,918	742
Other financial institutions and individual entrepreneurs	1,305	19	34	7	16	11	11	8
Non-financial institutions and individual entrepreneurs	31,705	7,785	1,596	4,084	1,986	1,478	869	964
Construction and property development	1,290	1,115	24	152	398	373	149	67
Construction of civil works	102	14	42	8	3	5	5	35
Other purposes	30,312	6,657	1,530	3,924	1,585	1,100	715	862
Large companies	18,218	2,488	561	1,598	647	306	250	248
SMEs (2) and individual entrepreneurs	12,094	4,169	968	2,326	938	794	465	614
Rest of households and NPISHs (3)	31,349	14,653	—	1,502	3,133	6,092	3,695	231
Housing	14,653	14,653	—	1,502	3,133	6,092	3,695	231
Consumption	16,693	—	—	—	—	—	—	—
Other purposes	3	—	—	—	—	—	—	—
TOTAL	70,500	22,496	7,013	6,622	6,572	7,875	6,494	1,946
MEMORANDUM ITEM:
Forbearance operations (4)	1,102	773	72	171	117	282	185	89
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2022 (Millions of Euros) Garanti BBVA
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	561	—	—	—	—	—	—	—
Other financial institutions and individual entrepreneurs	428	12	17	8	3	—	2	16
Non-financial institutions and individual entrepreneurs	19,758	3,235	1,313	179	1,151	986	346	1,888
Construction and property development	1,331	375	138	42	160	100	38	173
Construction of civil works	376	28	8	—	13	5	2	15
Other purposes	18,051	2,832	1,167	136	978	881	306	1,700
Large companies	9,122	878	323	90	234	365	46	467
SMEs (2) and individual entrepreneurs	8,930	1,954	844	46	744	516	260	1,233
Rest of households and NPISHs (3)	10,217	911	8	355	537	16	10	1
Housing	1,153	895	—	350	530	10	4	—
Consumption	8,760	11	8	4	7	5	3	—
Other purposes	304	6	—	1	1	1	3	1
TOTAL	30,964	4,159	1,338	541	1,692	1,001	358	1,905
MEMORANDUM ITEM:
Forbearance operations (4)	1,646	180	3	31	20	64	15	53
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2022 (Millions of Euros) Other Entities
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,473	3	—	—	—	—	—	3
Other financial institutions and individual entrepreneurs	1,229	8	326	139	1	1	24	170
Non-financial institutions and individual entrepreneurs	24,485	4,718	2,217	1,118	566	551	878	3,822
Construction and property development	1,048	823	37	452	137	61	34	175
Construction of civil works	335	54	9	23	4	8	5	23
Other purposes	23,101	3,841	2,171	643	424	483	838	3,624
Large companies	13,682	1,442	1,946	352	150	150	421	2,316
SMEs (2) and individual entrepreneurs	9,420	2,399	225	291	275	333	417	1,308
Rest of households and NPISHs (3)	18,739	6,836	1,661	1,655	1,332	1,316	2,757	1,438
Housing	7,148	6,414	18	1,331	1,216	1,256	1,368	1,260
Consumption	10,205	370	1,518	205	105	54	1,378	146
Other purposes	1,386	53	125	118	11	5	11	32
TOTAL	45,926	11,565	4,204	2,912	1,899	1,868	3,658	5,432
MEMORANDUM ITEM:
Forbearance operations (4)	920	532	22	229	154	65	53	54
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

c.Information on the concentration of risk by activity and geographical areas

December 2022 (Millions of Euros)
	TOTAL (1)	Spain	Rest of European Union	America	Other
Credit institutions	166,602	58,290	36,043	42,941	29,328
General governments	128,028	52,873	13,677	47,726	13,752
Central Administration	107,292	39,349	13,153	41,666	13,124
Other	20,736	13,524	524	6,060	628
Other financial institutions	49,629	9,884	16,254	15,110	8,380
Non-financial institutions and individual entrepreneurs	235,376	81,464	25,039	80,112	48,761
Construction and property development	8,590	2,636	659	2,149	3,146
Construction of civil works	9,361	5,942	1,078	1,037	1,304
Other purposes	217,425	72,886	23,302	76,925	44,311
Large companies	154,894	45,864	22,686	55,071	31,274
SMEs and individual entrepreneurs	62,531	27,023	616	21,855	13,038
Other households and NPISHs	151,091	88,608	2,591	49,290	10,602
Housing	95,238	70,901	1,483	21,455	1,398
Consumer	50,296	14,595	236	26,697	8,768
Other purposes	5,557	3,111	871	1,139	436
TOTAL	730,724	291,119	93,603	235,179	110,823
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2021 (Millions of Euros)
	TOTAL (1)	Spain	Rest of European Union	America	Other
Credit institutions	153,178	46,282	35,157	37,840	33,898
General governments	122,518	53,621	15,822	41,510	11,564
Central Administration	101,719	38,601	15,451	36,397	11,269
Other	20,799	15,020	371	5,113	295
Other financial institutions	44,470	9,988	16,039	11,474	6,969
Non-financial institutions and individual entrepreneurs	211,437	77,227	25,485	64,123	44,602
Construction and property development	8,594	3,029	662	2,050	2,853
Construction of civil works	10,345	5,641	1,210	1,030	2,465
Other purposes	192,498	68,557	23,614	61,044	39,284
Large companies	136,229	42,462	23,133	40,931	29,703
SMEs and individual entrepreneurs	56,269	26,095	481	20,113	9,581
Other households and NPISHs	141,747	89,769	2,715	40,819	8,444
Housing	95,200	73,145	1,645	18,455	1,955
Consumer	41,799	13,431	745	21,399	6,224
Other purposes	4,749	3,193	325	966	265
TOTAL	673,350	276,887	95,218	195,768	105,477
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2020 (Millions of Euros)
	TOTAL (1)	Spain	Rest of European Union	America	Other
Credit institutions	140,294	44,287	29,055	39,897	27,055
General governments	125,311	61,944	12,660	37,756	12,951
Central Administration	103,104	46,614	12,324	31,477	12,689
Other	22,207	15,330	336	6,279	262
Other financial institutions	48,236	14,727	11,575	15,640	6,294
Non-financial institutions and individual entrepreneurs	202,708	74,560	23,783	60,245	44,120
Construction and property development	8,182	3,384	202	1,899	2,697
Construction of civil works	10,385	5,275	1,349	1,183	2,578
Other purposes	184,141	65,901	22,232	57,163	38,845
Large companies	125,847	39,272	21,610	37,904	27,061
SMEs and individual entrepreneurs	58,294	26,629	622	19,259	11,784
Other households and NPISHs	138,544	88,633	2,882	36,690	10,339
Housing	94,098	73,383	1,747	16,262	2,706
Consumer	39,442	12,117	719	19,264	7,342
Other purposes	5,004	3,133	416	1,164	291
TOTAL	655,093	284,151	79,955	190,228	100,759
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.
This Appendix is part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2022.

APPENDIX IX. Additional information on risk concentration
a.Sovereign risk exposure
The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2022, 2021 and 2020: by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	2022	2021	2020
Spain	53,437	52,927	60,916
Italy	12,287	13,720	10,270
Turkey	9,934	5,868	7,578
Portugal	670	697	1,067
Germany	254	212	342
France	148	124	108
Netherlands	14	3	—
Romania	539	461	459
Rest of Europe	1,188	522	244
Subtotal Europe	78,470	74,534	80,984
Mexico	37,274	34,872	31,237
The United States	4,989	1,841	14,217
Colombia	2,688	2,676	1,466
Peru	1,108	805	1,539
Argentina	1,246	850	706
Venezuela	—	—	21
Rest of countries	3,726	5,871	5,559
Subtotal rest of countries	51,031	46,915	54,746
Total exposure to financial instruments	129,501	121,449	135,729
The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

The table below provides a breakdown of the exposure of the Group’s credit institutions to sovereign risk as of December 31, 2022 by type of financial instrument and the country of residence of the counterparty, under EBA requirements:

Sovereign Risk by European Union Countries. December 2022 (Millions of Euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	29,097	11,500	217	42	(22)	(685)	4,331	(4,996)	39,485	38%
Italy	7,819	5	—	—	—	(1,818)	1,218	(2,496)	4,728	5%
Portugal	81	125	—	—	(102)	20	19	—	143	—%
Germany	4	—	—	—	—	(10)	6	(8)	(8)	—%
France	(976)	53	16	—	(2)	364	243	(1)	(303)	—%
Netherlands	10	—	—	—	—	—	—	—	10	—%
Romania	539	—	—	—	—	—	—	—	539	1%
Rest of European Union	386	87	71	3	—	292	278	—	1,118	1%
Total Exposure to Sovereign Counterparties (European Union)	36,960	11,769	305	46	(126)	(1,835)	6,095	(7,502)	45,712	44%
Mexico	21,843	6,301	5,689	25	(132)	—	—	—	33,726	33%
The United States	4,872	—	(1)	—	(1)	—	—	—	4,870	5%
Turkey	9,286	585	—	—	—	—	5	(5)	9,871	10%
Rest of other countries	6,364	2,266	—	—	—	405	15	(2)	9,049	9%
Total other countries	42,365	9,153	5,688	25	(133)	405	21	(7)	57,516	56%
Total	79,325	20,922	5,992	71	(258)	(1,430)	6,115	(7,509)	103,228	100%
This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of European Union countries of the Group’s insurance companies (€9,117 million as of December 31, 2022) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.
This Appendix forms part of Note 7.2.8 of the Consolidated Financial Statements for the year 2022.

b.Concentration of risk on activities in the real-estate market in Spain
Quantitative information on activities in the real-estate market in Spain
Lending for real estate development of the loans as of December 31, 2022, 2021 and 2020 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount			Drawn over the guarantee value			Accumulated impairment
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Financing to construction and real estate development (including land) (Business in Spain)	1,861	2,123	2,565	350	455	650	(157)	(197)	(281)
Of which: Impaired assets	239	336	473	82	132	213	(122)	(142)	(230)
Memorandum item:
Write-offs	2,086	2,155	2,288
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	172,880	168,734	162,600
Total consolidated assets (total business) (book value)	713,140	662,885	733,797
Impairment and provisions for normal exposures	(4,622)	(4,610)	(4,909)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	2022	2021	2020
Without secured loan	232	248	372
With secured loan	1,629	1,875	2,193
Terminated buildings	898	1,172	1,307
Homes	710	936	991
Other	188	235	316
Buildings under construction	556	517	614
Homes	536	509	430
Other	21	8	184
Land	175	186	272
Urbanized land	119	124	143
Rest of land	56	62	129
Total	1,861	2,123	2,565
As of December 31, 2022, 2021 and 2020, 48.3%, 55.2% and 51.0%, of loans to developers were guaranteed with buildings (79.1%, 79.9% and 75.8% are homes), and only 9.4%, 8.8%, and 10.6% by land, of which 68.0%, 66.6%, and 52.6% are in urban locations, respectively.
The table below provides the breakdown of the financial guarantees given as of December 31, 2022, 2021 and 2020:

Financial guarantees given (Millions of Euros)
	2022	2021	2020
Houses purchase loans	54	56	58
Without mortgage	3	3	5
The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2022, 2021 and 2020 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount			Of which: impaired loans
	2022	2021	2020	2022	2021	2020
Houses purchase loans	71,799	74,094	74,689	2,486	2,748	2,841
Without mortgage	1,539	1,631	1,693	8	13	20
With mortgage	70,260	72,463	72,996	2,477	2,735	2,821

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount December 31, 2022	16,981	20,060	22,255	6,794	4,171	70,260
Of which: Impaired loans	248	341	438	450	999	2,477
Gross amount December 31, 2021	15,189	18,107	22,782	9,935	6,449	72,463
Of which: Impaired loans	216	327	462	483	1,246	2,735
Gross amount December 31, 2020	15,197	18,891	20,716	10,624	7,568	72,996
Of which: Impaired loans	170	294	426	470	1,461	2,821
Outstanding home mortgage loans as of December 31, 2022, 2021 and 2020 had an average LTV of 43%, 46% and 46% respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	Gross Value			Provisions			Of which: Valuation adjustments on impaired assets, from the time of foreclosure			Carrying amount
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Real estate assets from loans to the construction and real estate development sectors in Spain	539	654	913	(389)	(407)	(486)	(229)	(214)	(234)	150	247	427
Terminated buildings	125	196	363	(72)	(94)	(144)	(38)	(44)	(60)	54	102	219
Homes	49	87	212	(25)	(39)	(75)	(11)	(17)	(33)	24	48	137
Other	76	109	151	(47)	(55)	(69)	(27)	(27)	(27)	30	54	82
Buildings under construction	21	23	30	(16)	(17)	(21)	(8)	(6)	(10)	5	6	9
Homes	20	22	29	(15)	(16)	(20)	(7)	(6)	(10)	5	6	9
Other	1	1	1	(1)	(1)	(1)	—	—	—	—	—	—
Land	393	435	520	(302)	(296)	(321)	(183)	(164)	(164)	91	139	199
Urbanized land	366	406	485	(285)	(281)	(303)	(170)	(153)	(150)	81	125	182
Rest of land	27	29	35	(17)	(15)	(18)	(12)	(11)	(14)	10	14	17
Real estate assets from mortgage financing for households for the purchase of a home	736	970	1,128	(410)	(520)	(593)	(134)	(154)	(163)	327	450	535
Rest of foreclosed real estate assets	449	494	481	(270)	(264)	(259)	(80)	(62)	(48)	179	230	222
Equity instruments, investments and financing to non-consolidated companies holding said assets	656	708	1,310	(397)	(449)	(450)	(358)	(410)	(412)	259	259	860
Total	2,381	2,826	3,832	(1,466)	(1,640)	(1,788)	(801)	(840)	(857)	915	1,186	2,044
As of December 31, 2022, 2021 and 2020, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €539, €654 and €913 million, respectively, with an average coverage ratio of 72.2%, 62.2% and 53.2%, respectively.
The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2022, 2021 and 2020, amounted to €736, €970 and €1,128 million, respectively, with an average coverage ratio of 55.6%, 53.6% and 52.6%.
As of December 31, 2022, 2021 and 2020, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €1,725, €2118 and €2522 million, respectively. The coverage ratio was 62.0%, 56.2% and 53.1%, respectively.
This Appendix is part of Note 7 of the consolidated financial statements for the year ended December 31, 2022.

c.Concentration of risk by geography
Below is a breakdown of the balances of financial instruments registered in the consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2022, 2021 and 2020 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2022 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	5,222	20,494	1,824	7,679	128	3,493	1,068	39,908
Equity instruments (1)	1,342	3,068	5,012	2,026	145	225	294	12,113
Debt securities	43,049	20,200	33,322	7,863	9,366	8,372	4,814	126,985
Central banks	—	16	—	—	—	3,839	89	3,944
General governments	41,114	13,755	30,973	4,989	9,345	3,448	3,044	106,668
Credit institutions	1,153	2,433	1,341	119	14	266	452	5,778
Other financial corporations	433	1,696	297	1,042	3	561	212	4,245
Non-financial corporations	349	2,299	711	1,712	5	257	1,017	6,350
Loans and advances	176,212	65,763	77,840	12,508	42,080	46,451	11,157	432,011
Central banks	713	1,060	—	—	3,898	370	10	6,051
General governments	11,500	269	6,301	—	585	1,771	495	20,922
Credit institutions	5,184	27,591	2,546	336	2,457	1,974	1,235	41,323
Other financial corporations	3,688	16,662	1,315	1,814	1,206	1,415	1,307	27,407
Non-financial corporations	60,459	17,290	32,365	10,325	21,678	21,565	8,008	171,690
Households	94,669	2,890	35,312	34	12,255	19,356	101	164,618
Total risk in financial assets	225,825	109,525	117,998	30,077	51,718	58,541	17,333	611,018
Loan commitments given	35,649	42,532	20,479	14,849	10,628	10,996	1,788	136,920
Financial guarantees given	3,020	4,372	7	1,397	6,169	1,011	536	16,511
Other commitments given	15,626	8,008	2,723	2,536	4,278	3,207	2,758	39,137
Off-balance sheet exposures	54,294	54,912	23,209	18,783	21,074	15,213	5,082	192,568
Total risks in financial instruments	280,119	164,437	141,207	48,860	72,793	73,754	22,415	803,585
(1) Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2021 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	4,145	15,783	1,511	4,706	945	3,248	594	30,933
Equity instruments (1)	3,682	12,510	3,885	1,273	80	206	951	22,587
Debt securities	43,336	22,288	32,042	4,418	5,677	6,237	6,993	120,990
Central banks	—	15	—	—	—	2,527	106	2,648
General governments	40,653	15,608	29,771	1,839	5,669	2,813	5,156	101,508
Credit institutions	1,401	2,341	1,213	142	8	275	480	5,860
Other financial corporations	619	1,878	270	903	1	402	132	4,203
Non-financial corporations	662	2,447	788	1,535	—	220	1,118	6,770
Loans and advances	177,851	64,238	60,208	9,319	36,743	42,182	9,984	400,525
Central banks	865	2,832	—	—	3,991	1,442	24	9,154
General governments	12,542	256	5,102	—	236	1,733	490	20,359
Credit institutions	7,360	29,901	1,452	361	2,695	1,221	2,247	45,238
Other financial corporations	4,583	14,183	985	1,521	954	1,165	851	24,242
Non-financial corporations	56,643	13,993	24,930	7,403	19,500	19,024	6,250	147,743
Households	95,857	3,072	27,740	35	9,368	17,596	122	153,789
Total risk in financial assets	229,013	114,819	97,647	19,718	43,445	51,873	18,521	575,035
Loan commitments given	35,604	37,313	17,662	13,239	6,359	7,926	1,516	119,618
Financial guarantees given	2,426	3,363	16	451	4,163	993	308	11,720
Other commitments given	14,516	6,995	2,127	2,070	3,529	2,402	2,965	34,604
Off-balance sheet exposures	52,546	47,671	19,805	15,760	14,050	11,321	4,789	165,941
Total risks in financial instruments	281,559	162,489	117,451	35,477	57,496	63,194	23,309	740,976
(1) Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2020 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	8,419	17,811	2,292	8,350	349	2,162	800	40,183
Equity instruments (1)	2,196	9,627	3,197	925	65	260	420	16,690
Debt securities	56,552	18,932	29,392	5,097	7,466	5,907	6,287	129,632
Central banks	—	—	—	—	—	2,535	100	2,635
General governments	48,765	12,320	26,567	2,412	7,449	2,547	4,641	104,701
Credit institutions	1,680	2,383	1,542	214	14	205	681	6,718
Other financial corporations	5,466	1,804	404	897	2	439	163	9,175
Non-financial corporations	641	2,426	879	1,574	—	180	702	6,402
Loans and advances	168,849	50,691	57,787	8,335	40,373	39,081	9,964	375,080
Central banks	1,301	37	235	204	3,408	1,060	37	6,282
General governments	12,712	328	4,671	—	181	1,401	732	20,026
Credit institutions	644	23,123	2,888	1,477	217	830	3,762	32,940
Other financial corporations	3,742	10,826	2,489	946	1,165	756	723	20,647
Non-financial corporations	55,314	13,078	22,878	5,670	23,963	18,215	4,573	143,691
Households	95,136	3,298	24,626	38	11,439	16,819	137	151,493
Total risk in financial assets	236,016	97,061	92,667	22,706	48,253	47,410	17,471	561,585
Loan commitments given	35,096	32,327	15,748	33,644	7,691	6,530	1,548	132,584
Financial guarantees given	850	3,302	24	714	4,415	1,013	348	10,665
Other commitments given	15,474	8,224	1,618	1,922	3,403	2,883	2,666	36,190
Off-balance sheet exposures	51,419	43,853	17,391	36,280	15,508	10,425	4,563	179,440
Total risks in financial instruments	287,436	140,914	110,058	58,986	63,761	57,836	22,034	741,025
(1) Equity instruments are shown net of valuation adjustment.
The breakdown of the main figures in the most significant foreign currencies in the consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2022, 2021 and 2020.

Impaired financial assets by geographic area (Millions of Euros)
	2022	2021	2020
Spain	7,468	8,143	8,199
Rest of Europe	93	104	118
Mexico	1,939	1,921	1,767
South America	1,721	1,744	1,703
Turkey	2,272	2,746	2,889
Rest of the world	—	—	2
IMPAIRED RISKS	13,493	14,657	14,678
This Appendix is part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2022.

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Amortized cost	The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Baseline macroeconomic scenarios	IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.
Basic earnings per share	Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).
Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Building Block Approach (BBA)	This is one of the three measurement models for the valuation of insurance and reinsurance contracts. This model is used by default and it applies to contracts with coverage periods of more than one year and not classified as contracts with direct participation, being mandatory except when the conditions to apply the other two methods are met: Variable Fee Approach or Premium Allocation Approach.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Business Model	The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.
Commissions	Income and expenses relating to commissions and similar fees are recognized in the income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
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
a.Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.
b.Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.
c. Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

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
Immunized portfolios	This is considered to be the portfolios on which "cash flow matching" is carried out, that is, balance sheet management with the aim of trying to mitigate the risk derived from the different maturities and interest rates between assets and liabilities.
Impaired financial assets
An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a.a significant financial difficulty of the issuer or the borrower,
b.a breach of contract (e.g. a default or past due event),
c.a lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,
d.it becoming probable that the borrower will enter bankruptcy or other financial reorganization,
e.the disappearance of an active market for that financial asset because of financial difficulties, or
f.the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Inside Information	Type of filing with the CNMV communicating information which by its nature may affect the price of one or more securities, or the market as a whole, and which has not yet been the subject of publicity or dissemination.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint operation
A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and obligations for the liabilities. A joint venturer shall recognize the following for its participation in a joint operation:
a.its assets, including any share of the assets of joint ownership;
b.its liabilities, including any share of the liabilities incurred jointly;
c.income from the sale of its share of production from the joint venture;
d.its share of the proceeds from the sale of production from the joint venturer; and
e.its expenses, including any share of the joint expenses. A joint venturer shall account for the assets, liabilities, income and expenses related to its participation in a joint operation in accordance with IFRS applicable to the assets, liabilities, income and expenses specific question.

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
a.it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b.the sale is considered highly probable.

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
a.It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.
b.The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel. These are financial assets managed jointly with “Liabilities under insurance and reinsurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts' fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk. These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Other Relevant Information	Type of filing with the CNMV communicating an event, news item or piece of information that may influence investors' decisions on a given security, with a consequent impact on the share price.
Other Reserves	This heading is broken down as follows:
i) Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.
ii) Other: includes reserves different from those separately disclosed in other items and may include legal reserve and statutory reserve.
Other retributions to employees long term	Includes the amount of compensation plans to employees long term.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost	It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.
Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Premium Allocation Approach (PAA)	This is one of the three measurement models for the valuation of insurance and reinsurance contracts. This is a simplification of the general method (BBA) in the valuation of the provision for the remaining coverage, which can be adopted if the coverage period of the group of contracts is less than or equal to one year, according to the limits of the contract, or if the liability for the remaining coverage obtained does not differ materially from that produced under the general method.
Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provisions for contingent liabilities and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Provisions or (-) reversal of provisions	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Refinancing Operation	An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.
Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.

Restructured Operation	An operation whose financial conditions are modified for economic or legal reasons related to the holder's (or holders') current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.
Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Right of use asset	Asset that represents the lessee’s right to use an underlying asset during the lease term.
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Share premium	The amount paid in by owners for issued equity at a premium to the shares' nominal value.
Shareholders' funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant increase in credit risk
In order to determine whether there has been a significant increase in credit risk for lifetime expected losses recognition, the Group has develop a two-prong approach:
–Quantitative criterion: based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios.
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
The existence of significant influence by an entity is usually evidenced in one or more of the following ways:
a.representation on the board of directors or equivalent governing body of the investee; b) participation in policy-making processes, including participation in decisions about dividends or other distributions;
b.material transactions between the entity and its investee;
c.interchange of managerial personnel; or
d.provision of essential technical information.

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
a.restricted activities.
b.a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors and passing on risks and rewards associated with the assets of the structured entity to investors.
c.insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
d.financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

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
a.an agreement that gives the parent the right to control the votes of other shareholders;
b.power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;
c.power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

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
a.VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.
b.VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.
c.VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Variable Fee Approach (VFA)	This is one of the three measurement models for the valuation of insurance and reinsurance contracts. Applies to those insurance contracts in which the requirements established by IFRS 17 par.B101 are met: fully identified underlying assets, significant participation of the policyholder in the profitability of the underlying assets and that the payment of future benefits is significantly related to the value of the underlying assets.
Watch List (WL)	Watch List is defined as such risk that, derived from an individualized credit assessment, involves a significant increase in credit risk from the moment of origination, due to economic or financial difficulties or because it has suffered, or is estimated to suffer, adverse situations in its environment, without meeting the criteria for its classification as non performing.
Write- off	When the recovery of any recognized amount is considered to be remote, this amount is removed from the balance sheet, without prejudice to any actions taken by the entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.